121

05013687

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Banco Hipotecario, SA

*CURRENT ADDRESS Reconquista 151
piso 7o
City of Buenos Aires
Argentina

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 06 2006
THOMSON
FINANCIAL

FILE NO. 82- 34946 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: BBS

DAT : 2/1/06

ENGLISH TRANSLATION OF EXHIBIT 2

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated Balance Sheet

For the fiscal year ended December 31, 2003
In comparative format with the previous year
(In thousands of pesos)

	2003	2002
ASSETS		
A. CASH AND CASH RESOURCES	414,275	122,854
Cash	50,019	51,338
Banks and correspondents	256,115	71,516
Others – holdings of gold and silver	108,141	-
B. GOVERNMENT AND CORPORATE SECURITIES (Note 2.4.)	1,419,158	1,433,590
Holdings in investment accounts	942,605	1,235,830
Holdings of trading securities	88,186	35,759
Unlisted government securities	369,111	128,335
Investments in listed corporate securities	34,761	45,659
Allowances	(15,505)	(11,993)
C. LOANS (Schedule B and Notes 2.3. and 2.5.)	2,428,336	2,943,900
To the non-financial public sector	777,193	835,226
To the financial sector	29,608	7,493
To the non-financial private sector and residents abroad	2,041,213	2,686,313
Overdraft facilities	105,370	99,741
Mortgage loans	1,851,706	2,248,548
Unallocated collections	(14,153)	(13,195)
Consumer loans	3,029	-
Others	57,844	309,154
Accrued interest and quotation differences receivable	37,417	42,065
Allowances	(419,678)	(585,132)
D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS (Schedule B and Notes 2.3. and 2.6.)	3,293,784	3,619,241
Argentine Central Bank	8,429	2,014
Amounts receivable for spot and forward sales to be settled	5,111	55,913
Securities to be received under spot and forward purchases to be settled	-	-
Others not included in the debtor classification regulations	2,798,574	3,161,259
Others included in the debtor classification regulations	486,703	411,790
Accrued interest receivable included in the debtor classification regulations	25,096	16,471
Allowances	(30,129)	(28,206)

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 18, 2004
PRICE WATERHOUSE & CO.

(Partner)

Ernesto M. Viñes
Director
Responsible for Presidence
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated Balance Sheet (Continued)
For the fiscal year ended December 31, 2003
In comparative format with the previous year
(In thousands of pesos)

	2003	2002
F. INVESTMENTS IN OTHER COMPANIES (Note 2.7.)	2,775	2,616
Others	2,775	2,616
G. MISCELLANEOUS RECEIVABLES	346,585	39,593
Others	366,320	69,317
Accrued interest receivable	1,698	1,711
Allowances	(21,433)	(31,435)
H. BANK PREMISES AND EQUIPMENT (Note 2.8.)	95,844	101,853
I. MISCELLANEOUS ASSETS (Note 2.8.)	31,194	35,566
J. INTANGIBLE ASSETS (Note 2.10.)	2,571	15,127
Organization and development expenses	2,571	15,127
K. UNALLOCATED ITEMS	5,253	18,128
TOTAL ASSETS	8,039,775	8,332,468

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 18, 2004
PRICE WATERHOUSE & CO.

(Partner)

Ernesto M. Viñes
Director
Responsible for Presidence
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated Balance Sheet (Continued)
For the fiscal year ended December 31, 2003
In comparative format with the previous year
(In thousands of pesos)

	2003	2002
LIABILITIES		
M. DEPOSITS (Notes 2.3. and 2.11.)	**128,843**	**120,580**
Non-financial public sector	18,405	14,496
Financial sector	4,241	6,193
Non-financial private sector and residents abroad	106,197	99,891
Checking accounts	19,668	5,633
Savings accounts	33,693	21,176
Time deposits	16,892	114
Others	25,532	61,755
Accrued interest and quotation differences payable	10,412	11,213
N. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS (Notes 2.3., 2.12. and 2.13.)	5,844,129	6,570,052
Argentine Central Bank – Others	2,102,610	2,041,986
Rediscount to cover lack of liquidity	-	46,351
Others	2,102,610	1,995,635
Banks and international entities	311,450	537,300
Unsubordinated negotiable obligations	2,650,939	3,021,178
Creditors for spot and forward purchases to be settled	7,016	77,261
Securities to be delivered under spot and forward sales to be settled	-	-
Premiums on options written	2,820	-
Loans from domestic financial institutions	214,174	226,694
Others	361,973	344,003
Accrued interest and quotation differences payable	193,147	321,630
O. MISCELLANEOUS LIABILITIES	60,254	43,744
Fees	3,863	2,263
Others	56,391	41,481
P. PROVISIONS (Note 2.9.)	287,279	123,972
R. UNALLOCATED ITEMS	289	9,241
TOTAL LIABILITIES	6,320,794	6,867,589
T. MINORITY INTEREST	38,156	39,275
SHAREHOLDERS' EQUITY (Note 2.18.)	1,680,825	1,425,604
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	8,039,775	8,332,468

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 18, 2004
PRICE WATERHOUSE & CO.

(Partner)

Ernesto M. Viñes
Director
Responsible for Presidence
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO
HIPOTECARIO

Consolidated Balance Sheet (Continued)
For the fiscal year ended December 31, 2003
In comparative format with the previous year
(In thousands of pesos)

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz Accounting Management **BANCO HIPOTECARIO S.A.**	**Hugo L. Chiera** Assistant General Manager Responsible for General Management **BANCO HIPOTECARIO S.A.**	Signed for purposes of identification with our report dated February 18, 2004 PRICE WATERHOUSE & CO. (Partner)
Ernesto M. Viñes Director Responsible for Presidence **BANCO HIPOTECARIO S.A.**	**Ricardo Flammini** On behalf of the Syndics' Committee	Professional Registration of the Firm C.P.C.E.C.A.B.A. T° 1 F° 1 **Gabriela I. Slavich** Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated Income Statement

For the fiscal year ended December 31, 2003
In comparative format with the previous year
(In thousands of pesos)

	2003	2002
A. FINANCIAL INCOME	**968,563**	**856,822**
Interest on cash and cash resources	614	1,023
Interest on loans to the financial sector	343	3,903
Interest on overdraft facilities	8,723	2,873
Interest on mortgage loans	193,752	265,475
Interest on other loans	9,800	8,482
Interest on other receivables from financial transactions	55,822	52,608
Net income from options	-	548
Result of restructuring of negotiable obligations	231,998	-
Result of secured loans – Decree 1387/01.	45,602	35,158
Adjustment from application of CER	35,275	331,343
Adjustment from application of CVS	73,886	-
Result of restructuring of financial loans	254,404	-
Others	58,344	155,409
B. FINANCIAL EXPENDITURE	**594,940**	**1,303,079**
Interest on current account deposits	90	210
Interest on savings account deposits	386	129
Interest on time deposits	1,193	5,743
Interest on loans from financial sector	10,838	73,335
Interest on other liabilities from financial transactions	143,228	428,671
Other interest	50,155	130,710
Net loss on government and corporate securities	59,295	88,872
Net loss on options	172	-
Adjustment from application of CER	70,047	567,281
Others	259,536	8,128
GROSS INTERMEDIATION MARGIN	**373,623**	**(446,257)**
C. PROVISION FOR LOSSES ON LOANS	**33,359**	**428,788**
D. INCOME FROM SERVICES	**73,540**	**106,124**
Linked with lending transactions	202	-
Linked with borrowing transactions	3,022	3,575
Others	70,316	102,549
E. EXPENDITURE FOR SERVICES	**31,434**	**66,027**
Commissions	19,047	47,980
Others	12,387	18,047

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 18, 2004
PRICE WATERHOUSE & CO.

(Partner)

Ernesto M. Viñes
Director
Responsible for Presidence
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated Income Statement (Continued)

For the fiscal year ended December 31, 2003
In comparative format with the previous year
(In thousands of pesos)

	2003	2002
F. MONETARY RESULT OF FINANCIAL TRANSACTIONS	(10,105)	(2,440,963)
G. ADMINISTRATIVE EXPENSES	129,799	152,322
Personnel expenses	74,164	91,045
Directors' and syndics' fees	2,077	2,815
Other fees	6,634	9,281
Advertising and publicity	1,457	539
Taxes	8,274	10,755
Other operating expenses	34,163	35,071
Others	3,030	2,816
H. MONETARY RESULT OF OPERATING EXPENSES	42	14,128
NET INCOME /(LOSS) ON FINANCIAL TRANSACTIONS	242,508	(3,414,105)
I. MINORITY INTEREST	931	23,775
J. MISCELLANEOUS INCOME	264,895	57,627
Income from long-term investments	284	-
Penalty interest	15,026	11,882
Loans recovered and allowances reversed	53,130	38,432
Adjustment from application of CER	-	907
Others	196,455	6,406
K. MISCELLANEOUS LOSSES	251,458	146,405
Loss on long-term investments	-	3,180
Penalty interest and charges in favor of the BCRA	81	26
Loan loss provision for miscellaneous receivables and other provisions	204,968	82,386
Others	46,409	60,813
L. MONETARY RESULT OF OTHER OPERATIONS	26	56,227
NET INCOME/(LOSS) BEFORE INCOME TAX	256,902	(3,422,881)
M. INCOME TAX	1,700	-
NET INCOME /(LOSS) FOR THE YEAR BEFORE ABSORPTION	255,202	(3,422,881)
Absorption subject to approval by the Meeting of Shareholders - with unrealized valuation difference (Note 2.18.)	-	359,235
NET INCOME /(LOSS) FOR THE YEAR AFTER ABSORPTION	255,202	(3,063,646)

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 18, 2004
PRICE WATERHOUSE & CO.

(Partner)

Ernesto M. Viñes
Director
Responsible for Presidence
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stat ed in local currency)

BANCO
HIPOTECARIO

Consolidated Statement of Source and Application of Funds

For the fiscal year ended December 31, 2003
In comparative format with the previous year
(In thousands of pesos)

	2003	2002
Changes in funds		
Cash and cash resources at beginning of period, restated	122,854	129,298
Increase (decrease) in funds	291,421	(6,444)
Cash and cash resources at end of period	414,275	122,854
Reasons for changes in funds		
Plus:		
Financial income collected	449,365	762,475
Income from services collected	76,703	137,631
Less:		
Financial expenses paid	35,637	1,061,463
Expenses for services paid	31,434	66,027
Administrative expenses paid	111,235	171,061
Funds provided by (used in) ordinary transactions	347,762	(398,445)
Other sources of funds	400,994	4,778,119
Net increase in deposits	9,113	-
Net increase in other liabilities from financial transactions	-	1,830,141
Net increase in other liabilities	45,433	-
Net decrease in government and corporate securities	79,942	-
Net decrease in loans	240,877	2,574,543
Net decrease in other assets	-	78,925
Net decrease in other receivables from financial transactions	25,629	-
Other sources of funds	-	294,510
Total sources of funds	**748,756**	**4,379,674**
Other uses of funds	456,408	4,286,101
Increase in government and corporate securities	-	1,179,741
Increase in other receivables from financial transactions	-	564,976
Net increase in other assets	286,696	-
Net decrease in deposits	-	226,083
Net decrease in other liabilities from financial transactions	118,575	-
Net decrease in other liabilities	-	44,709
Other uses of funds	51,137	2,270,592
Total uses of funds	**456,408**	**4,286,101**
Monetary result of cash and cash resources	**927**	**100,017**
Increase (decrease) in funds	291,421	(6,444)

ıtegral part of these consolidated financial statements.

BANCO
HIPOTECARIO

...o C. Martinz
...g Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 18, 2004
PRICE WATERHOUSE & CO.

(Partner)

Ernesto M. Viñes
Director
Responsible for Presidence
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stat ed in local currency)

Consolidated Memorandum Accounts
For the fiscal year ended December 31, 2003
In comparative format with the previous year
(In thousands of pesos)

		2003	2002
DEBIT		10,540,564	7,205,513
Contingent		7,467,741	3,656,559
	Loans granted	-	98,289
	Guarantees received	1,969,694	2,407,878
	Others not included in the debtor classification regulations	3,131,604	253,788
	Contingencies-re. contra items	2,366,443	896,604
Control		3,055,738	3,548,954
	Loans classified as non-recoverable	788,484	537,360
	Others	2,267,172	3,011,594
	Control re. contra items	82	-
Derivatives		17,085	-
	Others	7,010	-
	Derivatives-re. contra items	10,075	-
CREDIT		10,540,564	7,205,513
Contingent		7,467,741	3,656,559
	Loans granted (unused balances) included in the debtor classification regulations (Schedule B)	932	4,351
	Guarantees provided to the BCRA	491,205	869,346
	Other guarantees provided not included in the debtor classification regulations	32,730	41,359
	Contingencies-re. contra items	6,942,874	2,741,503
Control		3,055,738	3,548,954
	Amounts to be credited	1	143
	Control-re. contra items	3,055,737	3,548,811
Derivatives		17,085	-
	"Notional" value of call options written	10,075	-
	Derivatives re. contra items	7,010	-

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 18, 2004
PRICE WATERHOUSE & CO.

(Partner)

Ernesto M. Viñes
Director
Responsible for Presidence
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated classification of financing according to status and guarantees received

For the fiscal year ended December 31, 2003
In comparative format with the previous year
(In thousands of pesos)

SCHEDULE B

COMMERCIAL PORTFOLIO	2003	2002
Normal situation	**1,149,174**	**1,317,492**
With "B" preferred collateral and counter-guarantees	20,632	17,876
Without any preferred collateral or counter-guarantees	1,128,542	1,299,616
Special follow-up	**1,610**	**565**
With "B" preferred collateral and counter-guarantees	1,610	565
Without any preferred collateral or counter-guarantees	-	-
With problems	-	-
With "B" preferred collateral and counter-guarantees	-	-
Without any preferred collateral or counter-guarantees	-	-
High risk of insolvency	**1,640**	**9,580**
With "B" preferred collateral and counter-guarantees	428	2,222
Without any preferred collateral or counter-guarantees	1,212	7,358
Uncollectible	**12,579**	**97,921**
With "B" preferred collateral and counter-guarantees	-	16,847
Without any preferred collateral or counter-guarantees	12,579	81,074
Uncollectible for technical reasons	**1,017**	-
With "B" preferred collateral and counter-guarantees	-	-
Without any preferred collateral or counter-guarantees	1,017	-
TOTAL COMMERCIAL PORTFOLIO	**1,166,020**	**1,425,558**

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 18, 2004
PRICE WATERHOUSE & CO.

(Partner)

Ernesto M. Viñes
Director
Responsible for Presidence
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

BANCO HIPOTECARIO

Consolidated classification of financing according to status and guarantees received

SCHEDULE B
(Continued)

CONSUMER AND HOUSING PORTFOLIO	2003	2002
Normal performance	**1,605,024**	**1,649,108**
With "B" preferred collateral and counter-guarantees	1,518,452	1,582,455
Without any preferred collateral or counter-guarantees	86,572	66,653
Inadequate performance	**159,417**	**239,842**
With "B" preferred collateral and counter-guarantees	150,294	229,902
Without any preferred collateral or counter-guarantees	9,123	9,940
Deficient performance	**85,163**	**162,184**
With "B" preferred collateral and counter-guarantees	80,397	155,370
Without any preferred collateral or counter-guarantees	4,766	6,814
Difficult collection	**98,750**	**204,578**
With "B" preferred collateral and counter-guarantees	88,280	193,144
Without any preferred collateral or counter-guarantees	10,470	11,434
Uncollectible	**221,734**	**254,060**
With "B" preferred collateral and counter-guarantees	109,975	186,448
Without any preferred collateral or counter-guarantees	111,759	67,612
Uncollectible for technical reasons	**24,637**	**26,314**
With "B" preferred collateral and counter-guarantees	19,251	23,049
Without any preferred collateral or counter-guarantees	5,386	3,265
TOTAL CONSUMER AND HOUSING PORTFOLIO	**2,194,725**	**2,536,086**
GENERAL TOTAL	**3,360,745**	**3,961,644**

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 18, 2004
PRICE WATERHOUSE & CO.

(Partner)

Ernesto M. Viñes
Director
Responsible for Presidence
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

Notes to the Consolidated Financial Statements
Corresponding to the fiscal year ended December 31, 2003
In comparative format with the previous year

1 - CONSOLIDATION BASIS

These financial statements reflect the consolidated operations carried out by Banco Hipotecario Sociedad Anónima and BACS Banco de Crédito y Securitización Sociedad Anónima during the fiscal years ended December 31, 2003 and 2002 and BHN Sociedad de Inversión Sociedad Anónima during the fiscal period ended September 30, 2003 and the fiscal year ended December 31, 2002.

Although Banco Hipotecario Sociedad Anónima holds the controlling interests in BHN Inmobiliaria Sociedad Anónima and since October 3, 2000 in VR-Tasaciones y Certificaciones Sociedad Anónima, these companies' financial statements have not been consolidated with those of the Bank because the Management considers that the business activities in which the former is engaged are not homogeneous or supplementary to those carried out by the Bank, and the business activities carried out by the latter are not very significant.

The equity interests held by the Bank in the consolidated and non-consolidated companies at December 31, 2003 are as follows:

? BACS Banco de Crédito y Securitización Sociedad Anónima: 43,750,000 ordinary book-entry shares with a value of $1 each and entitled to one vote per share, which represent 70% of the capital stock.

? BHN Sociedad de Inversión Sociedad Anónima: 17,999,920 ordinary book-entry shares with a value of $1 each and entitled to one vote per share, which represent 99.99% of the capital stock.

? BHN Inmobiliaria Sociedad Anónima: 1,899,880 ordinary book-entry shares with a value of $1 each and entitled to one vote per share, which represent 99.99% of the capital stock.

? VR-Tasaciones y Certificaciones Sociedad Anónima: 100,000 ordinary shares with a value of $1 each and entitled to one vote per share, which represent 100% of the capital stock.

Notes to the Consolidated Financial Statements
Corresponding to the fiscal year ended December 31, 2003
In comparative format with the previous year

1 - CONSOLIDATION BASIS (Contd.)

The procedure followed by the Bank to include the controlled investees BHN Sociedad de Inversión Sociedad Anónima –consolidated– and BACS Banco de Crédito y Securitización Sociedad Anónima's accounts was as follows:

1.1. The Bank's Financial Statements have been prepared in line with the valuation and disclosure standards laid down by the Argentine Central Bank and include the balances reported in its Balance Sheet, Income Statement, Memorandum Accounts, Statement of Source and Application of Funds and Exhibit B, which have been consolidated on a line-by-line basis.

1.2. Items arising from intercompany transactions within the consolidated entities have been eliminated from the Balance Sheet, Income Statement, Memorandum Accounts, Statement of Source and Application of Funds and Exhibit B.

1.3. The portion of the Shareholders' Equity corresponding to the minority interest has been disclosed in the Consolidated Balance Sheet, in the line captioned "Minority Interest".

1.4. The portion of the net income/(loss) of the minority interest has been disclosed in the Consolidated Income Statement, in the line captioned "Minority Interest".

2 - BASIS FOR THE PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements of Banco Hipotecario Sociedad Anónima have been prepared in line with the provisions of Argentine Central Bank Communication "A" 2813 and supplementary rules, as amended, regarding financial reporting requirements for the publication of quarterly and annual financial statements and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils of Economic Sciences (F.A.C.P.C.E.).

Notes to the Consolidated Financial Statements
Corresponding to the fiscal year ended December 31, 2003
In comparative format with the previous year

2 - BASIS FOR THE PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

The consolidated financial statements of BHN Sociedad de Inversión Sociedad Anónima and the individual financial statements of BACS Banco de Crédito y Securitización Sociedad Anónima have been prepared following similar criteria to those applied by Banco Hipotecario Sociedad Anónima.

As from January 1, 2002, as a result of the application of Communication "A" 3702 which established the repeal of any legal and regulatory rule that did not allow the restatement of the accounting balances at period-end currency values, the Bank has resumed the application of the adjustment for inflation following the restatement method established by Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

On March 25, 2003, the Executive Branch issued Decree 664 establishing that the financial statements for years ending as from that date are to be stated in nominal currency. Consequently, in accordance with Communication "A" 3921 of the BCRA, restatement of the financial statements was discontinued as from March 1, 2003.

The financial statements are presented in comparative format with those of the prior fiscal year. To this end, the financial statements for the fiscal year ended December 31, 2002 have been restated to the currency value of February 28, 2003, using the domestic wholesale price index published by the National Statistics and Census Institute (INDEC).

The principal disclosure and valuation criteria followed for preparing these financial statements are described below:

2.1. Foreign currency assets and liabilities:

Foreign currency assets and liabilities have been valued at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank, in force at the close of operations carried out on the last business day of the years ended December 31, 2003 and 2002.

2 - BASIS FOR THE PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

2.2. Gold and other precious metals

Holdings of gold and silver were valued at the latest selling quotation on the London market, in US dollars, net of the direct selling expenses, converted into pesos at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank, in force at the close of operations on the last business day of the year ended on December 31, 2003.

In accordance with Communication "A" 2290 of the Argentine Central Bank, holdings of silver were included under Cash and cash resources, taking into account that: i) their market value arises from daily quotations of relevant transactions and ii) they are minted or represent "good delivery bars" in accordance with the regulations of the Governing Entity.

2.3. Interest accruals and adjustments of principal amounts (CER and CVS):

Interest accruals were determined using the exponential method for all lending and certain borrowing transactions in local and foreign currency whose total term was more than 92 days, and interest accruals for loans overdue more than 90 days were discontinued.

Adjustments of principal amounts from application of the CER were accrued as established by Argentine Central Bank regulations, and interest accruals for loans overdue more than 90 days were discontinued.

2.4. Government and corporate securities:

Listed - In Argentina and abroad:

The securities classified as "Holdings of trading securities" and "Investment in listed corporate securities" have been valued in accordance with their market quotation prevailing at year end, except for the Bank's own shares, which were sold in January 2004 and have been valued at their realizable value, net of the estimated allowance, where applicable, and corporate securities with autorization to trade on euromarkets and on the Buenos Aires Stock Exchange have been valued at their technical residual value.

2 - BASIS FOR THE PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

The BODEN 2012 Government securities in US$ classified as "Holdings in investment accounts" have been recognized at their technical value, in accordance with the whereas clauses of Communication "A"3785. Such technical values increase on the basis of interest accrued under the issue terms and conditions at the end of each year. The new foreign currency balance is converted into pesos at the reference exchange rate published by the Argentine Central Bank.

BODEN National Government securities received in lieu of payment from borrowers of mortgage loans have been valued at their power to repay the financial assistance received from the Argentine Central Bank, that is, $1.40 per US dollar plus CER and accrued interest.

The National Government Securities originally issued in foreign currency subject to Argentine legislation have been converted into pesos at the exchange rate of $1.40 per US dollar, as provided for by Law 25561, Decree 214 and complementary rules and amendments.

Unlisted -Argentina

The securities classified under "Unlisted Government Securities" have been valued at cost plus accrued interest not yet collected.

The Bank has recorded Secured Bonds issued by the Fiduciary Fund for Provincial Development received within the framework of Decree 1579/02, Ministry of Economy Resolution 539/02 and complementary rules. These bonds have been stated at present value, following the guidelines established by Communication "A" 3911, complementary rules and amendments.

2.5. Loans:

The portfolio of performing loans and loans due ninety days or less has been valued in terms of the principal amounts actually lent, plus capitalized interest, net of principal amortization collected and debt balance refinancing, plus adjustments (from application of the CER, where applicable) and accrued interest receivable and less the estimated reserve for loan losses.

Secured loans were valued until February 28, 2003 according to their origin as i) received in exchange for Argentine government securities, in line with Decree 1387/01, have been valued at the ratio established by the Ministry of Economy (face value plus interest accrued until November 6, 2001, less coupons receivable until November 30, 2001), maintaining for such purpose the value at which those government securities had been recorded in investment

2 - BASIS FOR THE PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

accounts, ii) received in exchange for government securities accepted for the repayment of non-performing loans (Communication "A" 3348), have been valued at the higher of their face value less the related allowance for loan losses or their quotation value. The gain arising from the difference between the face value of the secured loans received and the value at which those exchanged securities had been recorded in investment accounts or the carrying value, as the case may be, accrues on a linear basis during the term of those loans. Secured Loans originally denominated in foreign currency subject to Argentine legislation have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments, the CER having been applied to the amount of those loans as from February 3, 2002.

In accordance with Communication "A" 3911, complementary rules and amendments of the Argentine Central Bank, loans secured under Decree 1387/01 and other public sector loans are valued at the lower of present value (cash flows according to contract conditions, discounted at the rates of interest established by the Argentine Central Bank) or technical value (amount restated by the CER, where applicable, plus interest accrued in accordance with contract clauses). This value is compared to the theoretical value (book value at February 28, 2003, net of the offsetting account, plus adjustment by the CER, where applicable). The differences resulting from this comparison are shown in an assets offsetting account, if the result is positive, and expensed if the result is a loss. The balance will be adjusted according to the amount resulting from the calculation of the differences between those items, until they are used up. Once the balance has been used up, any subsequent valuation difference will be expensed.

Secured loans incorporated after February 28, 2003 are valued at cost grossed up for interest accrued at their internal rate of return.

Other loans to the public sector, not included in the preceding paragraph, originally granted in foreign currency have been converted into pesos at the exchange rate of $1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to the amount of those loans and maximum rates have been established, in accordance with Decree 1579/02, if those assets were subjected to the Exchange of Provincial Public Debt.

2 - BASIS FOR THE PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

Loans to the non-financial private sector originally granted in foreign currency have been converted into pesos at the exchange rate of $1.00 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER and CVS have been applied to the amount of those loans and maximum rates have been established, depending on the borrower.

2.6. Other receivables from financial transactions:

The individual mortgage loans pending securitization whose fiduciary ownership was transferred by the Bank and recorded in this caption have been valued and converted into pesos following the criterion described in point 2.3 and 2.5.

The amount recorded in the account captioned "Other not included in the debtor classification regulations - Compensation to be received from the National Government" includes the amount in pesos equivalent to the technical value of the bonds to be received, in accordance with sections 28 and 29 of Decree 905, until the Argentine Central Bank credits the remaining BODEN 2012 in US dollars requested in compliance with that regulation.

The compensation established by Law 25796 for Ps. 49,642 thousand for the Bank's own portfolio and Ps. 32,003 thousand for loans transferred to financial trusts has been recorded in the "Others not included in the debtor classification regulations" line.

This line also includes the receivable of Ps. 5,189 thousand arising from the application of the provisions of Argentine Central Bank Communication "A" 4043.

2.7. Investments in other companies:

This caption mainly includes the equity investments held by the Bank in:

Controlled investee engaged in non-homogeneous activities: BHN Inmobiliaria Sociedad Anónima. This equity investment has been recorded according to the equity method of accounting, at March 31, 2003.

Other equity investments: Mercado Abierto Electrónico Sociedad Anónima, ACH Sociedad Anónima, VR-Tasaciones y Certificaciones Sociedad Anónima, Mortgage.com Inc. and VR-Particulares Sociedad Anónima. These equity investments have been recorded at the lower of cost or estimated recoverable value.

2 - BASIS FOR THE PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

2.8. Bank premises and equipment and miscellaneous assets:

These assets are recorded at cost restated in constant monetary units until February 28, 2003, net of accumulated depreciation calculated following the straight-line method, based on the estimated useful life of the assets. The cost of assets added before December 31, 1994 is restated in constant currency as of that date, while subsequent transactions are valued in current purchasing power values of the year to which they correspond.

The Bank records in "Miscellaneous assets – Assets acquired through foreclosures" housing units added to the Bank's assets in repayment of mortgage loans. These housing units have been valued at the lower of market value or the value of the loan, net of allowances.

The net book values of the assets taken as a whole, except for the assets intended for sale, which do not exceed their estimated recovery value, do not exceed their net realizable value.

2.9. Housing, life and unemployment insurance premiums in lending transactions:

The Bank's policy is to recognize the premium income when the corresponding loan installment accrues, except for those loans that are more than ninety days in arrears, and to allocate the expenditures for claims to the net income/(loss) for the year in which they occur.

The Bank has set up a reserve of Ps. 12,013 thousand, which is included in the Shareholders' Equity – Profit reserves – Others and a reserve for pending insurance claims for Ps. 9,358 thousand and Ps. 10,182 thousand at December 31, 2003 and 2002, respectively, which is shown in the Provisions caption under Liabilities.

2 - BASIS FOR THE PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

2.10. Intangible assets

These assets represent organization and systems development expenses incurred by Banco Hipotecario S.A. and organization expenses due to the establishment and start-up and implementation of computer software of BHN Sociedad de Inversión Sociedad Anónima and BACS Banco de Crédito y Securitización Sociedad Anónima. These assets have been restated in constant monetary units of February 28, 2003, and are being amortized monthly according to the straight-line method, based on their estimated useful life.

2.11. Deposits

Deposits have been valued at their placement value, plus adjustments from application of the CER and accrued interest, where applicable. The fixed return for each transaction is accrued on an exponential basis, while the variable return is accrued at the pro rata rate of return agreed upon based on the improvement in the price of the financial asset or financial asset indicator, between the time the transaction is arranged and the end of the month.

Deposits originally made in foreign currency have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to those deposits.

2.12. Other liabilities from financial transactions

Futures and options transactions originally agreed in foreign currency, whether they have been settled and/or with settlement agreements in writing by the parties prior to the effectiveness of Decree 992 have been valued at the various rates of exchange agreed by the parties at the time of settlement of each transaction. The other transactions not renegotiated at the effective date of that decree have been converted into pesos at the rate of exchange of $ 1.40 per US dollar and recognized as sight accounts.

2 - BASIS FOR THE PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

2.13. Valuation of options

Premiums on call options written and bought have been accrued on a linear basis during the life of the contract.

2.14. Stock appreciation right

As of December 31, 2003, a provision of Ps. 59,271 thousand for the Stock Appreciation Right ("StARS") clause envisaged in the issuance of the Medium-term Secured Facility was recorded under liabilities

2.15. Dismissal Indemnities

The Bank does not set up any provisions to cover the risk of dismissal indemnities involving the staff, as the disbursements in this respect are charged to the results for the year in which they occur.

2.16. Income Tax

Pursuant to Article 28 of Law 24,855, Banco Hipotecario Sociedad Anónima is subject to income tax, except for all the housing loan transactions carried out prior to October 23, 1997, date of registration of its by-laws with the Superintendency of Corporations.

The Bank charges income and sets up a provision for income tax determined based on the transactions subject to this tax in the fiscal year in which those transactions are carried out.

2.17. Minimum Notional Income Tax

Although the tax paid can be considered as a tax credit on account of income tax for a period of up to 10 years, the Bank has charged that disbursement to results.

2.18. Shareholders' Equity

a. Capital stock, reserves and capital adjustment:

The Shareholders' Equity account activity and balances prior to December 31, 1994 have been restated in the currency values prevailing at that date, following the method mentioned in the first paragraph of this Note. The transactions carried out subsequent to that date have been recorded in currency values of the fiscal year to which they correspond. The balances of the Shareholders' Equity accounts as of December 31, 2003 have been restated in the currency value of February 28, 2003. The adjustment derived from the restatement of the balance of "Capital Stock" was allocated to "Equity Adjustments".

2 - BASIS FOR THE PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

b. Results:

Income and expenses for the year have been restated into year-end currency regardless of whether they have been collected or paid. Monetary results of exposure to inflation were determined through February 28, 2003 as follows:

a) "Monetary result of financial transactions" includes the result of exposure to inflation generated by assets and liabilities related to the carrying out of the usual brokerage activity between the supply and demand of financial resources.
b) "Monetary result of operating expenses" includes the result of exposure to inflation generated by monetary assets and liabilities in pesos, related to administrative expenses.
c) "Monetary result of other operations" includes the result of exposure to inflation generated by assets and liabilities not related to the financial brokerage activity.

On May 30, 2003, the Shareholders' Ordinary meeting approved the option exercised by the Board of Directors consisting in the advance absorption of losses arising during the year ended on December 31, 2002 up to the amount of the balance recorded in the "Unrealized valuation difference" account, as established by Communication "A" 3800 of the Argentine Central Bank. The setting up of the reserve in 2002 differed from the criterion established by professional accounting standards.

The Bank has disclosed the proceeds of the restructuring operation in the Income Statement, according to the following detail: i) an increase in the "Financial income – Gain on restructuring of negotiable obligations" and "Gain on restructuring of bank financial debt" captions, derived from reductions of principal amounts; ii) a decrease in Financial expenses derived from interest accrued in excess; and iii) it has allocated to Miscellaneous Profits the interest accrued in excess during fiscal 2002.

The preparation of the financial statements requires that the Bank's Board of Directors perform estimates affecting assets and liabilities, the net income/(loss) for the year and the determination of contingent assets and liabilities at the date thereof. Since these estimates involve value judgements regarding the probability of occurrence of future events, the actual net income/(loss) may differ from the estimated amount and thus generate losses or profits affecting subsequent periods. All legal and regulatory rules in force at the date of presentation of these financial statements have been considered.

The financial statement figures for the previous year, presented for comparative purposes, have been restated according to the method mentioned in this Note, in the currency value of February 28, 2003 and include certain reclassifications and adjustments that contemplate specific disclosure criteria so as to present them on a consistent basis with those of the current year.

3 - DIFFERENCES BETWEEN ARGENTINE CENTRAL BANK REGULATIONS AND PROFESSIONAL ACCOUNTING STANDARDS

Below is a detail of the main differences between the Argentine Central Bank regulations and professional accounting standards, considering the statement made in the first part of Note 6:

3.1. Valuation criteria

a) Restatement to constant currency

These financial statements have given recognition to the effects of the variations in the purchasing power of the currency until February 28, 2003, following the restatement method established by Technical Pronouncement No. 6 (as amended by Technical Pronouncement No. 19) of the FACPCE. As provided for by National Executive Branch Decree 664/2003, Argentine Central Bank Communication "A" 3921 and CNV Resolution No. 441, the Bank discontinued the application of that method and, therefore, did not recognize the effects of the variations in the purchasing power of the currency as from March 1, 2003.

The same procedure has been followed with regard to the financial statements as of December 31, 2002, presented for comparative purposes.

As established by MD Resolutions Nos. 10 and 41/2003 of the CPCECABA, under professional accounting standards the application of this method remained in effect until the fiscal years ended September 30, 2003.

Nevertheless, taking into account the negative variation of 2.1% in the IPIM in the period from March to September 2003, the effects derived from failure to recognize those variations in these financial statements have not been significant.

Notes to the Consolidated Financial Statements
Corresponding to the fiscal year ended December 31, 2003
In comparative format with the previous year

3 - DIFFERENCES BETWEEN ARGENTINE CENTRAL BANK REGULATIONS AND PROFESSIONAL ACCOUNTING STANDARDS (Contd.)

b) Compensation to be received, per Sections 28 and 29 of National Executive Branch Decree 905/02, and investment account securities

As of December 31, 2003 and 2002, the Bank carries the government securities received and to be received in the "Government Securities – holdings in investment accounts" and Other receivables from financial transactions – Other not included in the debtor classification regulations" captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02.

The Bank also carries the right to receive securities for the compensation established by Law 25796 and Argentine Central Bank Communication "A" 4043 under the "Other receivables from financial transactions – Others not included in the debtor classification regulations" caption.

In addition, there are BODEN 2012 received in repayment of mortgage loans that are carried in investment accounts.

Under professional accounting standards, the above-mentioned assets must be valued at their current value.

At the date of approval of these financial statements, the trading volume of these securities had not been significant. Therefore, the known market values may not be representative of the realizable value of those assets.

c) Allowances for receivables from the non-financial public sector

Current regulations on the setting up of allowances issued by the Argentine Central Bank provide that receivables from the Public Sector are not subject to allowances for doubtful accounts. Under professional accounting standards, those allowances must be estimated on the basis of the uncollectibility risk attaching to those assets.

d) Accounting for income tax according to the deferred tax method

The Bank determines income tax at the statutory rate applicable to the estimated taxable income, without considering the effect of any timing differences between the accounting and taxable results. Under professional accounting standards, income tax must be recognized according to the deferred tax method.

3 - DIFFERENCES BETWEEN ARGENTINE CENTRAL BANK REGULATIONS AND PROFESSIONAL ACCOUNTING STANDARDS (Contd.)

e) Valuation of options

The Bank values accrued premiums on call options bought and written on a linear basis. This criterion differs from professional accounting standards, under which such premiums are to be stated at their market value.

f) Net present value of secured loans, government and other similar securities

Through Resolution No. 87/03, the CPCECABA suspended the application of the criterion for measuring the present value, establishing the application of a relevant market interest rate on the basis of future income or disbursements of funds corresponding to loans, investments and other accounts receivable or payable generated by the specific activities carried out by financial institutions. This criterion differs from that established by Communication "A" 3911.

g) Valuation at equity value

For purposes of calculating the equity value, Technical Pronouncement No. 21 establishes that the closing date of the fiscal year of investors is to coincide with that of the issuing companies, a criterion that differs from Argentine Central Bank regulations.

3.2. Disclosure issues

a) Statement of cash flows, earning per share and business segment

The criterion established by Technical Pronouncement No. 19 for disclosing these items differs from that established by the Argentine Central Bank in its Circular CONAU 1.

4 - RESTRICTED ASSETS

At September 30, 2003, BHN Sociedad de Inversión Sociedad Anónima did not have any restricted assets.

BACS Banco de Crédito y Securitización S.A. is subject to the provisions of Decree 905/02 which provides that the Argentine Central Bank will grant financing to financial institutions for the subscription of bonds issued by the National State (BODEN due 2012 in US dollars), to be earmarked to cover the negative net foreign currency position, requiring for such purpose assets as collateral for that financing. At the date of these financial statements, the assets to be offered by the Bank to the Governing Entity had not been identified.

As of September 30, 2003, BACS Banco de Crédito y Securitización S.A.'s availability of BODEN 2012 for US$ 11,965 thousand credited by the Argentine Central Bank for the compensation envisaged in Sections 28 and 29 of Decree 905/02 was restricted, those BODENs being deposited in CRYL.

BACS Banco de Crédito y Securitización S.A. carries certificates of participation in the BACS II Financial Trust and BACS Funding I Mortgage Trust as collateral for the financing line held with International Finance Corporation (IFC).

5 – MORTGAGE SYSTEMS INTERNATIONAL LLC ("MSI")

In view of the equity interest held by BHN Sociedad de Inversión S.A. in Mortgage Systems International LLC ("MSI"), and considering the problems that could arise from continuing to maintain an equity interest higher than 12.5% in a company which does not currently provide services supplementary to the Bank's specific activities, through Minutes No. 135 dated December 3, 2003 the Board of Directors resolved to: i) properly reflect the situation arising from the equity interest held in MSI in a note to consolidated financial statements; ii) consider the excess equity interest held by BHN Sociedad de Inversión S.A. in MSI's capital stock as a higher consolidated minimum capital requirement, as established by applicable regulations; and iii) make a submission to the BCRA proposing the correct classification.

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Balance Sheet
For the fiscal year ended December 31, 2003
In comparative format with the previous year
(In thousands of pesos)

	2003	2002
ASSETS		
A. CASH AND CASH RESOURCES	**379,002**	**105,973**
Cash	30,892	43,707
Banks and correspondents	239,969	62,266
Others – Holdings of gold and silver (Note 8.2.)	108,141	-
B. GOVERNMENT AND CORPORATE SECURITIES (Schedule A and Note 8.4.)	**1,358,173**	**1,342,444**
Holdings in investment accounts	906,791	1,194,480
Holdings of trading securities	74,563	826
Unlisted government securities	369,111	128,335
Investments in listed corporate securities	7,708	18,803
C. LOANS (Schedules B, C and D and Notes 8.3. and 8.5.)	**2,393,243**	**2,939,598**
To the non-financial public sector	777,193	835,226
To the financial sector	1,467	3,146
To the non-financial private sector and residents abroad	2,034,191	2,686,358
Overdraft facilities	105,370	99,741
Mortgage loans	1,851,706	2,248,548
Consumer loans	3,029	-
Unallocated collections	(14,153)	(13,195)
Others	50,858	309,154
Accrued interest and quotation differences receivable	37,381	42,110
Allowances (Schedule J and Notes 10 and 11)	(419,608)	(585,132)
D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS (Schedules B, C and D and Notes 8.3. and 8.6.)	**3,197,702**	**3,535,410**
Argentine Central Bank	8,429	2,014
Amounts receivable for spot and forward sales to be settled	-	55,913
Securities to be received under spot and forward purchases to be settled	-	52,897
Others not included in the debtor classification regulations (Note 14)	2,730,209	3,029,292
Others included in the debtor classifications regulations (Notes 14 and 15)	464,182	407,029
Accrued interest receivable included in the debtor classification regulations (Note 15)	25,011	16,471
Allowances (Schedule J and Notes 10 and 11)	(30,129)	(28,206)

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 18, 2004
PRICE WATERHOUSE & CO.

(Partner)

Ernesto M. Viñes
Director
Responsible for Presidence
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Balance Sheet (Continued)
For the fiscal year ended December 31, 2003
In comparative format with the previous year
(In thousands of pesos)

	2003	2002
F. INVESTMENTS IN OTHER COMPANIES (Schedule E and Notes 8.7. and 27)	**114,894**	**115,860**
In financial institutions	74,198	80,134
Others	40,696	35,726
G. MISCELLANEOUS RECEIVABLES	**335,072**	**32,002**
Others (Note 16)	354,807	61,726
Other accrued interest receivable	1,698	1,711
Allowances (Schedule J)	(21,433)	(31,435)
H. BANK PREMISES AND EQUIPMENT (Schedule F and Note 8.8.)	**95,607**	**99,706**
I. MISCELLANEOUS ASSETS (Schedule F and Note 8.8.)	**31,194**	**35,566**
J. INTANGIBLE ASSETS (Schedule G and Note 8.10.)	**1,969**	**6,126**
Organization and development expenses	1,969	6,126
K. UNALLOCATED ITEMS	**5,253**	**18,128**
TOTAL ASSETS	**7,912,109**	**8,230,813**

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 18, 2004
PRICE WATERHOUSE & CO.

(Partner)

Ernesto M. Viñes
Director
Responsible for Presidence
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Balance Sheet (Continued)

For the fiscal year ended December 31, 2003
In comparative format with the previous year
(In thousands of pesos)

	2003	2002
LIABILITIES		
L. DEPOSITS (Schedules H and I and Notes 8.3., 8.11. and 26)	**132,625**	**133,062**
Non-financial public sector	18,405	14,496
Financial sector	4,241	6,193
Non-financial private sector and residents abroad	109,979	112,373
Checking accounts	23,450	7,470
Savings accounts	33,693	21,176
Time deposits	16,892	114
Others	25,532	72,354
Accrued interest and quotation differences payable	10,412	11,259
M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS (Schedule I and Notes 8.3., 8.12. and 8.13.)	**5,757,125**	**6,498,565**
Argentine Central Bank	2,074,683	2,014,063
Rediscount to cover lack of liquidity	-	46,351
Others	2,074,683	1,967,712
Banks and international entities	259,465	466,194
Unsubordinated negotiable obligations (Note 17)	2,650,939	3,021,178
Amounts payable under spot and forward purchases to be settled	-	104,927
Premiums on options written	2,820	-
Loans from domestic financial institutions	214,174	226,694
Others (Note 18)	361,973	344,003
Accrued interest and quotation differences payable	193,071	321,506
N. MISCELLANEOUS LIABILITIES	**53,966**	**40,369**
Fees	3,833	2,225
Others (Note 19)	50,133	38,144
O. PROVISIONS (Schedule J and Note 8.9.)	**287,279**	**123,971**
Q. UNALLOCATED ITEMS	**289**	**9,223**
TOTAL LIABILITIES	**6,231,284**	**6,805,190**
SHAREHOLDERS' EQUITY (per related statement) (Note 8.18.)	**1,680,825**	**1,425,623**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**7,912,109**	**8,230,813**

Notes and Schedules are an integral part of these financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 18, 2004
PRICE WATERHOUSE & CO.

(Partner)

Ernesto M. Viñes
Director
Responsible for Presidence
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Income Statement

For the fiscal year ended December 31, 2003
In comparative format with the previous year
(In thousands of pesos)

	2003	2002
A. FINANCIAL INCOME	**929,983**	**855,932**
Interest on cash and cash resources	573	947
Interest on loans to the financial sector	-	3,470
Interest on overdraft facilities	8,723	2,873
Interest on mortgage loans	193,752	265,475
Interest on other loans	9,461	8,482
Interest on other receivables from financial transactions	54,300	51,566
Net income from options	-	548
Result of restructuring of negotiable obligations	231,998	-
Result of secured loans – Decree 1387/01	45,602	35,158
Adjustment from application of CER	34,025	322,287
Adjustment from application of CVS	73,886	-
Result of restructuring of financial loans	254,404	
Others	23,259	165,126
B. FINANCIAL EXPENSES	**589,266**	**1,322,350**
Interest on current account deposits	95	214
Interest on savings account deposits	386	477
Interest on time deposits	1,193	5,743
Net loss on options	172	-
Interest on loans from financial sector	10,838	73,335
Interest on other liabilities from financial transactions	142,672	427,290
Other interest	49,773	130,197
Net loss on government and corporate securities	62,344	88,674
Adjustment from application of CER	69,569	557,640
Others (Note 20)	252,224	38,780
GROSS BROKERAGE MARGIN	**340,717**	**(466,418)**
C. PROVISION FOR LOSSES ON LOANS	**33,289**	**428,788**
D. INCOME FROM SERVICES	**73,413**	**94,972**
Linked with borrowing transactions	3,022	3,575
Others (Note 21)	70,391	91,397
E. EXPENDITURE FOR SERVICES	**30,988**	**65,557**
Commissions	18,981	47,974
Others (Note 22)	12,007	17,583

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 18, 2004
PRICE WATERHOUSE & CO.

(Partner)

Ernesto M. Viñes
Director
Responsible for Presidence
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Income Statement (Continued)
For the fiscal year ended December 31, 2003
In comparative format with the previous year
(In thousands of pesos)

		2003	2002
F. MONETARY RESULT OF FINANCIAL TRANSACTIONS		(9,314)	(2,323,352)
G.	ADMINISTRATIVE EXPENSES	101,708	135,260
	Personnel expenses	55,018	80,531
	Directors' and syndics' fees	1,925	2,576
	Other fees	5,123	7,900
	Advertising and publicity	1,454	532
	Taxes	7,781	10,488
	Other operating expenses (Note 23)	27,684	30,459
	Others	2,723	2,774
H. MONETARY RESULT OF OPERATING EXPENSES		41	12,984
	NET INCOME/(LOSS) ON FINANCIAL TRANSACTIONS	238,872	(3,311,419)
I.	MISCELLANEOUS INCOME	264,634	56,762
	Penalty interest	15,026	11,423
	Loans recovered and allowances reversed	53,130	38,432
	Adjustment from application of CER	-	907
	Others (Note 24)	196,478	6,000
J.	MISCELLANEOUS LOSSES	248,328	224,194
	Loss on long-term investments	10	81,435
	Penalty interest and charges in favor of the BCRA	74	12
	Loan loss provision for miscellaneous receivables and other provisions	204,968	82,386
	Others (Note 25)	43,276	60,361
K. Monetary result of other operations		24	55,970
	NET INCOME/(LOSS) BEFORE INCOME TAX	255,202	(3,422,881)
NET INCOME/(LOSS) FOR THE YEAR BEFORE ABSORPTION		255,202	(3,422,881)
Absorption subject to approval by the Meeting of Shareholders			
- with Unrealized valuation difference (Note 8.18)		-	359,235
NET INCOME/(LOSS) FOR THE YEAR AFTER ABSORPTION		255,202	(3,063,646)

Notes and schedules are an integral part of these financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 18, 2004
PRICE WATERHOUSE & CO.

(Partner)

Ernesto M. Viñes
Director
Responsible for Presidence
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Statement of Changes in Shareholders' Equity
For the fiscal year ended December 31, 2003
In comparative format with the previous year
(In thousands of pesos)

Changes	Capital Stock	Non-Capitalized Contributions		Equity adjustment	Profit reserves		Retained earnings	Total at 12.31.03	Total at 12.31.02
		Share issuance premium	Irrevocable contributions for future capital increases		Legal	Others			
1. Opening balances, restated	1,500,000	-	1	1,797,623	1,022,078	169,608	(3,063,687)	1,425,623	4,489,269
2. ***Subtotal***	1,500,000	-	1	1,797,623	1,022,078	169,608	(3,063,687)	1,425,623	4,489,269
3. Other changes									359,235
4. Net income for the year							255,202	255,202	(3,422,881)
5. **Closing balances**	**1,500,000**	**-**	**1**	**1,797,623**	**1,022,078**	**169,608**	**(2,808,485)**	**1,680,825**	**1,425,623**

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 18, 2004
PRICE WATERHOUSE & CO.

(Partner)

Ernesto M. Viñes
Director
Responsible for President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Memorandum Accounts

For the fiscal year ended December 31, 2003
In comparative format with the previous year
(In thousands of pesos)

	2003	2002
DEBIT	**10,500,824**	**7,118,762**
Contingent	**7,435,011**	**3,516,911**
Guarantees received	1,969,694	2,403,116
Others not included in the debtor classification regulations	3,131,604	253,788
Contingencies – re. contra items	2,333,713	860,007
Control	**3,055,738**	**3,548,954**
Loans classified as non-recoverable	788,484	537,360
Others	2,267,172	3,011,594
Control – re. contra items	82	-
Derivatives	**10,075**	**52,897**
Others	-	52,897
Derivatives - re. contra items	10,075	-
CREDIT	**10,500,824**	**7,118,762**
Contingent	**7,435,011**	**3,516,911**
Loans granted (unused balances) included in the debtor classification regulations (Schedules B, C and D)	932	4,351
Guarantees provided to the BCRA	491,205	869,346
Contingencies – re. contra items	6,942,874	2,643,214
Control	**3,055,738**	**3,548,954**
Amounts to be credited	1	143
Control – re. contra items	3,055,737	3,548,811
Derivatives	**10,075**	**52,897**
"Notional" value of call options written	10,075	-
Derivat ives – re. contra items	-	52,897

Notes and Schedules are an integral part of these financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 18, 2004
PRICE WATERHOUSE & CO.

(Partner)

Ernesto M. Viñes
Director
Responsible for Presindence
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Statement of Source and Application of Funds

For the fiscal year ended December 31, 2003
In comparative format with the previous year
(In thousands of pesos)

	2003	2002
Changes in funds		
Cash and cash resources at beginning of year, restated	105,973	123,983
Increase (decrease) in funds	273,029	(18,010)
Cash and cash resources at end of year	379,002	105,973
Reasons for changes in funds in uniform currency		
Plus:		
Financial income collected	410,906	761,586
Income from services collected	76,576	126,479
Less:		
Financial expenses paid	29,963	1,080,735
Expenses for services paid	30,988	65,557
Administrative expenses paid	83,328	153,999
Funds provided by (used in) ordinary transactions	343,203	(412,226)
Other sources of funds	399,330	4,687,850
Net increase in deposits	412	-
Net increase in other liabilities from financial transactions	-	1,799,716
Net increase in other liabilities	39,639	
Net decrease in government and corporate securities	49,782	-
Net decrease in loans	271,703	2,572,975
Net decrease in other receivables from financial transactions	37,794	-
Net decrease in other assets	-	123,078
Other sources of funds	-	192,081
Total sources of funds	742,533	4,275,624
Other uses of funds	468,626	4,196,250
Net increase in government and corporate securities	-	1,237,703
Net increase in other receivables from financial transactions	-	525,468
Net increase in other assets	290,547	-
Net decrease in deposits	-	245,364
Net decrease in other liabilities from financial transactions	134,093	-
Net decrease in other liabilities	-	30,702
Other uses of funds	43,986	2,157,013
Total uses of funds	468,626	4,196,250
Monetary result of cash and cash resources	878	97,384
Increase (decrease) in funds	273,029	(18,010)

Notes and schedules are an integral part of these financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 18, 2004
PRICE WATERHOUSE & CO.

(Partner)

Ernesto M. Viñes
Director
Responsible for Presidence
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Government and corporate securities
For the fiscal year ended December 31, 2003
In comparative format with the previous year
(In thousands of pesos)

SCHEDULE (A)

Description	Identification	Holding			Position without options	Options	Final position
		Market value	Book value 12/31/2003	Book value 12/31/2002			
LISTED GOVERNMENT SECURITIES							
- Holdings in investment accounts							
Argentina		603,215	906,791	1,194,480	603,215	-	603,215
In foreign currency		603,215	906,791	1,194,480	603,215	-	603,215
Boden 2012 - Compensating Bond	ARR6123=BA	511,955	807,205	1,186,522	511,955		511,955
Boden 2012 - Repayment of loans		91,260	99,586	7,958	91,260		91,260
Subtotal investment accounts		603,215	906,791	1,194,480	603,215	-	603,215
- Holdings of trading securities							
Argentina		74,563	74,563	826	74,563	-	74,563
In pesos		27,500	27,500	826	27,500	-	27,500
Social security debt consolidation Bond in US dollars	PRE IV	114	114	75	114	-	114
Social security debt consolidation Bond in pesos	PRE III	51	51	5	51	-	51
Suppliers Bond in pesos	PRO I	216	216	9	216	-	216
Medium-term treasury bonds – 12.125% - due 2005	BONTE 21/05/05	139	139	3	139	-	139
National Government bonds in pesos 2% - due 2007	BODEN 2007	12,149	12,149	-	12,149	-	12,149
National Government bonds in pesos 2% - due 2008	BODEN 2008	10,100	10,100	-	10,100	-	10,100
Suppliers Bond in pesos	PRO V	392	392	734	392	-	392

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 18, 2004
PRICE WATERHOUSE & CO.

(Partner)

Ernesto M. Viñes
Director
Responsible for Presidence
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

BANCO HIPOTECARIO

Government and corporate securities
For the fiscal year ended December 31, 2003
In comparative format with the prior year
(In thousands of pesos)

SCHEDULE (A) (Contd.)

Description	Identification	Holding			Position without options	Options	Final position
		Market value	Book value 12/31/2003	Book value 12/31/2002			
Suppliers bond in US dollars– converted to pesos	PRO IV	421	421	-	421	-	421
Suppliers bond in pesos	PRO IX	296	296	-	296	-	296
Series 4 Suppliers bond in US dollars	PRE VIII	2,092	2,092	-	2,092	-	2,092
Medium-term treasury bonds – 8.755% - due 2002	ARTY02FD3=ME	276	276	-	276	-	276
Others		1,254	1,254	-	1,254	-	1,254
In foreign currency		47,063	47,063	-	47,063	-	47,063
BODEN 2012		13,083	13,083		13,083		13,083
Argentine Republic External Bills		33,980	33,980	-	33,980	-	33,980
Subtotal trading securities		74,563	74,563	826	74,563	-	74,563
TOTAL LISTED GOVERNMENT SECURITIES		**677,778**	**981,354**	**1,195,306**	**677,778**	-	**677,778**
UNLISTED GOVERNMENT SECURITIES							
Argentina		-	369,111	128,335	369,111	-	369,111
In pesos		-	369,111	81,969	369,111	-	369,111
National and Provincial Bonds		-	-	16,251	-	-	-
National Government secured bonds	BOGAR	-	160993	-	160,993	-	160,993
National Government Bonds 9 %	ARB6AFC3=BA	-	19,564	49,028	19,564	-	19,564
Fiscal credit certificate		-	3,622	6,638	3,622	-	3,622
Argentine Central Bank Bills	LEBAC 08/01/03			6,029			
Argentine Central Bank Bills	ARVEY43=BA	-	184,932	4,023	184,932	-	184,932
In foreign currency		-	-	46,366	-	-	-
National Government Bonds 9 %	ARARGE033233	-	-	-	-	-	-
Argentine Republic External Bills		-	-	46,366	-	-	-
Fiscal credit certificate		-	-	-	-	-	-
TOTAL UNLISTED GOVERNMENT SECURITIES		-	369,111	128,335	369,111	-	369,111

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 18, 2004
PRICE WATERHOUSE & CO.

(Partner)

Ernesto M. Viñes
Director
Responsible for Presidence
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. Tº 1 Fº 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Tº 195 Fº 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Government and corporate securities
For the fiscal year ended December 31, 2003
In comparative format with the prior year
(In thousands of pesos)

SCHEDULE (A) (Contd.)

Description	Identification	Holding			Position without options	Options	Final position
		Market value	Book value 12/31/2003	Book value 12/31/2002			
INVESTMENTS IN LISTED CORPORATE SECURITIES							
- Other equity securities							
Argentina		7,708	7,708	18,803	7,708	-	7,708
In pesos		7,708	7,708	18,803	7,708	-	7,708
Banco Hipotecario - Book-entry "D"	ARBHIPO 10161	6,888	6,888	1,853	6,888	-	6,888
Banco Hipotecario - Options	ARBHI 10100194	30	30	30	30	-	30
Tarjeta Shopping trust debt securities		790	790	-	790	-	790
Acindar S.A.				1,648			
Banco Francés				1,228			
Grupo Financiero Galicia				1,446			
Molino Río de la Plata				990			
Perez Companc S.A.				5,440			
Siderar S.A.I.C.				1,770			
Tenaris				2,699			
Telecom				1,699			
TOTAL INVESTMENTS IN LISTED CORPORATE SECURITIES		**7,708**	**7,708**	**18,803**	**7,708**	-	**7,708**
TOTAL		**685,486**	**1,358,173**	**1,342,444**	**1,054,597**	-	**1,054,597**

Notes and schedules are an integral part of these financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 18, 2004
PRICE WATERHOUSE & CO.

(Partner)

Ernesto M. Viñes
Director
Responsible for Presidence
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Classification of financing according to status and guarantees received
For the fiscal year ended December 31, 2003
In comparative format with the previous year
(In thousands of pesos)

SCHEDULE B

COMMERCIAL PORTFOLIO	2003	2002
Normal situation	1,091,405	1,313,190
With "B" preferred collateral and counter-guarantees	1,007	17,876
Without any preferred collateral or counter-guarantees	1,090,398	1,295,314
Special follow-up	1,610	565
With "B" preferred collateral and counter-guarantees	1,610	565
Without any preferred collateral or counter-guarantees	-	-
With problems	-	-
With "B" preferred collateral and counter-guarantees	-	-
Without any preferred collateral or counter-guarantees	-	-
High risk of insolvency	1,640	9,580
With "B" preferred collateral and counter-guarantees	428	2,222
Without any preferred collateral or counter-guarantees	1,212	7,358
Uncollectible	12,579	97,921
With "B" preferred collateral and counter-guarantees	-	16,847
Without any preferred collateral or counter-guarantees	12,579	81,074
Uncollectible for technical reasons	1,017	-
With "B" preferred collateral and counter-guarantees	-	-
Without any preferred collateral or counter-guarantees	1,017	-
TOTAL COMMERCIAL PORTFOLIO	1,108,251	1,421,256

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 18, 2004
PRICE WATERHOUSE & CO.

(Partner)

Ernesto M. Viñes
Director
Responsible for Presidence
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Classification of financing according to status and guarantees received

For the fiscal year ended December 31, 2003
In comparative format with the previous year
(In thousands of pesos)

SCHEDULE B
(Continued)

CONSUMER AND HOUSING PORTFOLIO	2003	2002
Normal performance	**1,605,024**	**1,644,346**
With "B" preferred collateral and counter-guarantees	1,518,452	1,577,693
Without any preferred collateral or counter-guarantees	86,572	66,653
Inadequate performance	**159,417**	**239,842**
With "B" preferred collateral and counter-guarantees	150,294	229,902
Without any preferred collateral or counter-guarantees	9,123	9,940
Deficient performance	**85,163**	**162,184**
With "B" preferred collateral and counter-guarantees	80,397	155,370
Without any preferred collateral or counter-guarantees	4,766	6,814
Difficult collection	**98,750**	**204,578**
With "B" preferred collateral and counter-guarantees	88,280	193,144
Without any preferred collateral or counter-guarantees	10,470	11,434
Uncollectible	**221,734**	**254,061**
With "B" preferred collateral and counter-guarantees	109,975	186,448
Without any preferred collateral or counter-guarantees	111,759	67,613
Uncollectible for technical reasons	**24,637**	**26,314**
With "B" preferred collateral and counter-guarantees	19,251	23,049
Without any preferred collateral or counter-guarantees	5,386	3,265
TOTAL CONSUMER AND HOUSING PORTFOLIO	2,194,725	2,531,325
GENERAL TOTAL	3,302,976	3,952,581

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 18, 2004
PRICE WATERHOUSE & CO.

(Partner)

Ernesto M. Viñes
Director
Responsible for Presidence
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

BANCO HIPOTECARIO

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Concentration of Financing
For the fiscal year ended December 31, 2003
In comparative format with the previous year
(In thousands of pesos)

SCHEDULE C

	FINANCING			
	2003		2002	
Number of customers	**Debt balance**	**% of total portfolio**	**Amount**	**% of total portfolio**
10 largest customers	974,996	29.52%	1,238,418	31.33%
50 following largest customers	89,608	2.71%	171,554	4.34%
100 following largest customers	19,215	0.58%	23,082	0.58%
Rest of customers	2,219,157	67.19%	2,519,527	63.75%
Total	**3,302,976**	**100%**	**3,952,581**	**100%**

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 18, 2004
PRICE WATERHOUSE & CO.

(Partner)

Ernesto M. Viñes
Director
Responsible for Presidence
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. Tº 1 Fº 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Tº 195 Fº 143

BANCO HIPOTECARIO

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Breakdown of financing according to maturity dates
For the fiscal year ended December 31, 2003
(In thousands of pesos)

SCHEDULE D

Item	Past due portfolio	Remaining term to maturity						
		1 month	3 months	6 months	12 months	24 months	more than 24 months	Total
Non-financial public sector	12,022	8,074	1,698	2,568	5,214	35,912	712,300	777,788
Financial sector	-	1,467	-	-	-	-	-	1,467
Non-financial private sector and residents abroad	51,139	169,346	64,810	45,884	80,309	161,942	1,950,291	2,523,721
Total	**63,161**	**178,887**	**66,508**	**48,452**	**85,523**	**197,854**	**2,662,591**	**3,302,976**

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 18, 2004
PRICE WATERHOUSE & CO.

(Partner)

Ernesto M. Viñes
Director
Responsible for Presidence
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I.Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Breakdown of Investments in Other Companies
For the fiscal year ended December 31, 2003
(In thousands of pesos)

SCHEDULE E

Item	Shares and/or units						Information on the Issuer				
								Data on latest fin. Statements			
Description	Class	Face value per unit	Votes per share	Number	Amount at 12/31/2003	Amount at 12/31/2002	Principal line of business	End of period/year	Capital Stock	Shareholders' Equity	Result for the period/year
- In Financial Institutions, supplementary and authorized activities											
Controlled – Argentina											
- BACS Banco de Crédito y Securitización S.A.	ordinary	1	1	43,750,000	74,198	80,134	Banking	09/30/2003	62,500	101,739	(7,974)
- BHN Sociedad de Inversión S.A.	ordinary	1	1	17,999,920	37,921	33,110	Investment	09/30/2003	18,000	37,925	5,367
(*) - V.R.Tasaciones y Certificaciones S.A.	ordinary	1	1	200,000	-	-	Appraisals and certifications	12/31/2000	200	s/d	s/d
Subtotal controlled - Argentina					112,119	113,244					
- In other companies											
Controlled – Argentina											
- BHN Inmobiliaria S.A.	ordinary	1	1	1,899,880	2,764	2,498	Real estate broker	03/31/2003	1,900	2,764	(381)
Subtotal controlled - Argentina					2,764	2,498					
Non-controlled – Argentina											
(*) - BHN Vida S.A.	ordinary	1	1	120	-	-	Insurer	09/30/2003	5,112	6,203	709
(*) - BHN Seguros Generales S.A.	ordinary	1	1	120	-	-	Insurer	09/30/2003	5,112	6,789	914
(*) - BHN Seguros de Crédito Hipotecario S.A.	ordinary	1	1	120	-	-	Insurer	09/30/2003	12	106	3
- Mercado Abierto Electrónico S.A.	ordinary	1,200	1	1	4	4	Over-the-counter securities	09/30/2003	1,361	4,092	1,886
- ACH S.A.	ordinary	1	1	2,500	7	7	Electronic clearing of means of payment	12/31/2001	250	1,835	384
(*) - V.R. Particulares S.A.	ordinary	1	1	15,000	-	-	Condominium administration	12/31/2000	120	s/d	s/d
Subtotal Non-controlled - Argentina					11	11					
Non-controlled - foreign											
- Mortgage.com Inc.	s/d	s/d	s/d	3,137,173	-	107	Internet	9/30/2002	13,333	6,932	(184)
Subtotal non-controlled - foreign					-	107					
Total equity investments in other companies					114,894	115,860					

(*) PESO VALUE OF EQUITY INVESTMENTS

- BHN Vida S.A.	120
- BHN Seguros Generales S.A.	120
- *BHN Seguros de Crédito Hipotecario S.A.*	120
- V.R. Tasaciones y Certificaciones S.A.	1
- V.R. Particulares S.A.	1

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 18, 2004
PRICE WATERHOUSE & CO.

(Partner)

Ernesto M. Viñes
Director
Responsible for Presidence
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

BANCO HIPOTECARIO

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Bank premises and equipment and Miscellaneous Assets
For the fiscal year ended December 31, 2003
In comparative format with the previous year
(In thousands of pesos)

SCHEDULE F

Item	Net book value at beginning of year	Additions	Transfers	Deletions	Losses due to Impairment of value	Depreciation for the year		Net book value at 12/31/2003	Net book value at 12/31/2002
						Useful life (years)	Amount		
BANK PREMISES AND EQUIPMENT									
- Real estate properties	86,382		371			50	1,845	84,908	86,382
- Furniture and facilities	7,509	563				10	1,694	6,378	7,509
- Machinery and equipment	2,303	59				5	796	1,566	2,303
- Computer equipment	3,320	1,954		3		3	2,709	2,562	3,320
- Vehicles	5			2		5	3	0	5
- Sundry	187	87				5	81	193	187
Total	99,706	2,663	371	5			7,128	95,607	99,706
Miscellaneous assets									
- Works of art and collectors' items	195						-	195	195
- Leased assets	12,851		(6,834)			50	209	5,808	12,851
- Other miscellaneous assets	22,520	341	6,463	3,649		50	484	25,191	22,520
- Assets acquired through foreclosures	0	41		41		50	0	0	0
Total	35,566	382	(371)	3,690			693	31,194	35,566

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 18, 2004
PRICE WATERHOUSE & CO.

(Partner)

Ernesto M. Viñes
Director
Responsible for Presidence
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Stavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

BANCO HIPOTECARIO

(Free translation of the financial statementsissued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Intangible Assets
For the fiscal year ended December 31, 2003
In comparative format with the prior year
(In thousands of pesos)

SCHEDULE G

Item	Net book value at beginning of year	Additions	Transfers	Deletions	Losses due to impairment of value	Amortization for the year		Net book value at 12/31/2003	Net book value at 12/31/2002
						Useful life (years)	*Amount*		
Organization and development expenses	6,126	1,969	-	-	-	5/3	6,126	1,969	6,126
Total	**6,126**	**1,969**	-	-	-		**6,126**	**1,969**	**6,126**

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 18, 2004
PRICE WATERHOUSE & CO.

(Partner)

Ernesto M. Viñes
Director
Responsible for Presidence
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

BANCO HIPOTECARIO

Concentration of deposits
For the fiscal year ended December 31, 2003
in comparative format with the previous year

SCHEDULE H

Number of customers	2003		2002	
	Debt balance	**% of total portfolio**	**Debt balance**	**% of total portfolio**
10 largest customers	64,838	48.89%	87,305	65.61%
50 following largest customers	7,575	5.71%	9,210	6.92%
100 following largest customers	5,618	4.24%	2,191	1.65%
Rest of customers	54,594	41.16%	34,356	25.82%
Total	**132,625**	**100%**	**133,062**	**100%**

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 18, 2004
PRICE WATERHOUSE & CO.

(Partner)

Ernesto M. Viñes
Director
Responsible for Presidence
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Breakdown of deposits, other liabilities from financial transactions and subordinated negotiable obligations according to maturity dates
For the fiscal year ended December 31, 2003
(In thousands of pesos)

SCHEDULE I

Item	Remaining terms to maturity						Total
	1 month	3 months (*)	6 months (*)	12 months (*)	24 months (*)	More than 24 months (*)	
Deposits	95,673	4,014	512	717	250	31,459	132,625
- Time deposits	13,248	4,014	512	717	250	31,459	50,200
- Savings accounts	33,834	-	-	-	-	-	33,834
- Checking accounts	33,616	-	-	-	-	-	33,616
- Other deposits	14,975	-	-	-	-	-	14,975
Other liabilities from financial transactions	564,879	1,564	6,272	124,420	154,704	4,905,286	5,757,125
- Argentine Central Bank							
Others	5,833	1,564	6,272	12,399	42,683	2,010,611	2,079,362
- Banks and international entities							
Secured facilities in pesos	14,303	-	-	30,596	30,596	152,982	228,477
Secured facilities in US dollars	14,676	-	-	36,184	36,184	180,847	267,891
Long-term facilities – Floating rate	1,666	-	-	-	-	39,827	41,493
Long-term facilities at a fixed rae	6,174	-	-	-	-	147,576	153,750
- Unsubordinated negotiable obligations							
EMTN Series III	2,484	-	-	-	-	-	2,484
GMTN Series I	51,502	-	-	-	-	-	51,502
GMTN Series IV	3,216	-	-	-	-	-	3,216
GMTN Series VI	3,163	-	-	-	-	-	3,163
GMTN Series XVI	40,872	-	-	-	-	-	40,872
GMTN Series XVII	3,380	-	-	-	-	-	3,380
GMTN Series XXII	1,062	-	-	-	-	-	1,062
GMTN Series XXIII	54,465	-	-	-	-	-	54,465
GMTN Series XXIV	29,184	-	-	-	-	-	29,184
GMTN Series XXV	32,849	-	-	-	-	-	32,849
Guaranteed bond in US dollars	18,097	-	-	45,241	45,241	226,108	334,687
Long-term bond in US dollars	49,612	-	-	-	-	1,205,184	1,254,796
Long-term bond in euros	38,906	-	-	-	-	942,151	981,057
- Others							
Others	193,435	-	-	-	-	-	193,435
Total	660,552	5,578	6,784	125,137	154,954	4,936,745	5,889,750

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 18, 2004
PRICE WATERHOUSE & CO.

(Partner)

Ernesto M. Viñes
Director
Responsible for Presidence
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. Tº 1 Fº 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Tº 195 Fº 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Allowances and provisions

For the fiscal year ended December 31, 2003
In comparative format with the previous year
(In thousands of pesos)

SCHEDULE J

Breakdown	Opening balances, restated	Increases in uniform currency	Decreases in uniform currency		Monetary result of allowances	Balances at 12.31.03	Balances at 12.31.02
			Reversals	Allocations			
Allowances							
Loans							
- For uncollectibility risk and loss of value (a)	585,132	31,159	-	192,407	4,276	419,608	585,132
Other receivables from financial transactions							
- For uncollectibility risk and loss of value (b)	28,206	2,130	-	-	207	30,129	28,206
Miscellaneous receivables							
- For uncollectibility risk and loss of value (c)	31,435	2,408	-	12,180	230	21,433	31,435
Total	644,773	35,697	-	204,587	4,713	471,170	644,773
Provisions							
- Other contingencies (d)	123,921	202,560	750	37,597	855	287,279	123,921
- Contingent liabilities (e)	50	-	50	-	-	-	50
Total	123,971	202,560	800	37,597	855	287,279	123,971

(a) FOR UNCOLLECTIBILITY RISKS OF LOANS: STEMS FROM THE ANALYSIS COVERING UNCOLLECTIBILITY RISKS OF THE LOAN PORTFOLIO PERFORMED BY THE BANK, WHICH CONSIDERS THE REGULATIONS LAID DOWN BY THE ARGENTINE CENTRAL BANK AND ESTIMATES FOR THE YEAR, AS MENTIONED IN NOTES 10 AND 11.
(b) FOR UNCOLLECTIBILITY RISKS OF OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS: REFLECTS THE POTENTIAL UNCOLLECTIBILITY OF MORTGAGE LOANS TRANSFERRED IN TRUST, BUT NOT YET SECURITIZED.
(c) FOR UNCOLLECTIBILITY RISKS OF MISCELLANEOUS RECEIVABLES: SET UP TO COVER ANY POSSIBLE UNCOLLECTIBILITY OF MISCELLANEOUS RECEIVABLES.
(d) FOR OTHER CONTINGENCIES: THIS PROVISION WAS SET UP TO COVER CONTINGENCIES INVOLVING LAWSUITS, ATTORNEYS' FEES AND CERTAIN EXPENSES RELATED TO THE ADMINISTRATIVE RESTRUCTURING UNDERTAKEN BY THE BANK AND CLAIMS MADE BY THE ARGENTINE CENTRAL BANK IN RELATION TO COMPENSATING AND COVERAGE BONDS (NOTE 3). IN ADDITION, THE BALANCE AT DECEMBER 31, 2003 INCLUDES THE RESERVES FOR INSURANCE ACTIVITIES.
(e) FOR CONTINGENT LIABILITIES: THIS BALANCE INCLUDES THE UNCOLLECTIBILITY RISK STEMMING FROM THE EVALUATION OF BENEFICIARIES' PERFORMANCE OF OUTSTANDING COMMITMENTS.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 18, 2004
PRICE WATERHOUSE & CO.

(Partner)

Ernesto M. Viñes
Director
Responsible for Presidence
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Capital status

For the fiscal year ended December 31, 2003

(In thousands of pesos)

SCHEDULE K

STOCK			CAPITAL STOCK					
			Issued					
Class	Number	Votes per share	Outstanding	Treasury Stock	Pending issuance or distribution	Allotted	Paid-in	Not yet paid-in
Ordinary								
Book-entry shares	150,000,000	(1)	1,490,060	9,940 (2)	-	-	1,500,000	-
Total			1,490,060	9,940	-	-	1,500,000	-

(1) See Note 7 to the financial statements.
(2) See Note 34 to the financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 18, 2004
PRICE WATERHOUSE & CO.

(Partner)

Ernesto M. Viñes
Director
Responsible for Presidence
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Foreign Currency Balances
For the fiscal year ended December 31, 2003
In comparative format with the previous year
(In thousands of pesos)

SCHEDULE L

CAPTIONS	Head office and branches in Argentina	Total at 12/31/03	Total for the year (by currency)		Total at 12/31/02
			US$	EUROS	
ASSETS					
Cash and cash resources	298,587	298,587	142,707	155,880	41,348
Government and corporate securities	953,853	953,853	953,853	-	1,240,846
Loans	49,489	49,489	49,489	-	306,513
Other receivables from financial transactions	2,677,052	2,677,052	2,644,970	32,082	3,013,318
Equity investments in other companies	-	-	-	-	107
Miscellaneous receivables	284,404	284,404	164,280	120,124	2,140
Unallocated items	324	324	324	-	883
Total	**4,263,709**	**4,263,709**	**3,955,623**	**308,086**	**4,605,155**
LIABILITIES					
Deposits	445	445	445	-	167
Other liabilities from financial transactions	3,388,609	3,388,609	2,274,975	1,113,634	4,008,192
Miscellaneous liabilities	627	627	626	1	729
Unallocated items	-	-	-	-	-
Total	**3,389,681**	**3,389,681**	**2,276,046**	**1,113,635**	**4,009,088**
MEMORANDUM ACCOUNTS					
DEBIT (Except for contra items)	**53,841**	**53,841**	**53,841**	-	**14,852**
Contingent	49,646	49,646	49,646	-	14,852
Control	4,195	4,195	4,195	-	-
CREDIT (Except for contra items)	-	-	-	-	**643,699**
	-	-	-	-	643,699

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 18, 2004
PRICE WATERHOUSE & CO.

(Partner)

Ernesto M. Viñes
Director
Responsible for Presidence
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Financial Assistance to Related Parties

For the fiscal year ended December 31, 2003
In comparative format with the previous year
(In thousands of pesos)

SCHEDULE N

Item / Situation	Normal	Potential risk / inadequate performance	With problems / deficient performance		High risk of insolvency / difficult collection		Uncollectible	Uncollectible for technical reasons	Total	
			Not yet due	Past due	Not yet due	Past due			12.31.03	12.31.02
1. Loans										
- Mortgage and pledge loans	337	-	-	-	-	-	59	-	396	2,285
With "B" preferred collateral and counter-guarantees	337	-	-	-	-	-	59	-	396	2,285
2. Equity investments in other companies	114,883	-	-	-	-	-	-	-	114,883	115,742
Total	115,220	-	-	-	-	-	59	-	115,279	118,027
Allowances	3	-	-	-	-	-	46	-	49	202

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 18, 2004
PRICE WATERHOUSE & CO.

(Partner)

Ernesto M. Viñes
Director
Responsible for Presidence
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' *Committee*

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

Notes to the Financial Statements
Corresponding to the fiscal year ended December 31, 2003
In comparative format with the previous year

1 – COMPREHENSIVE FINANCIAL DEBT RESTRUCTURING PLAN

In view of the significant adverse changes that took place in 2002 in Argentina (Note 2) and their impact on the financial system, on August 15, 2002 the Board of Directors of the Bank resolved to start a restructuring of its debt corresponding to principal on: i) negotiable obligations issued abroad for approximately $2,849,254 thousand and ii) loans received from foreign banks and entities for approximately $889,551 thousand, both balances at December 31, 2003.

On the basis of that restructuring and with the intention to give an equitable treatment to the various creditors involved, the Bank decided to postpone the servicing of the principal, interest and any other item in connection with the debt concerned from August 16, 2002 to the date of the successful restructuring of the debt. This situation was informed to the Argentine Central Bank, the National Securities Commission and the Buenos Aires Stock Exchange on August 16, 2002.

On May 28, 2003, the Bank complied with the requirements of Communication "A" 3940 in connection with the treatment of the financial capital debt subject to the requirement of prior approval from the Argentine Central Bank for purposes of settlement.

Through Resolution No. 301 the Board of Directors of the Argentine Central Bank approved the terms of the proposal for refinancing Banco Hipotecario's foreign debt, provided the following changes are made: i) disallowing the delivery of foreign currency denominated debt subject to foreign law, in settlement of the exchange of debt in pesos subject to Argentine law, ii) including in the restrictions on the new financing to be allocated to the advance repayment of restructured loans, the specification that the present value of the new indebtedness incurred to settle the restructured debt in advance shall not exceed that of the debt being settled in advance and iii) eliminating all mention of a possible petition for approval of an out-of-court reorganization plan.

In view of the terms in which the Argentine Central Bank approved the refinancing proposal, on July 30, 2003 the Bank submitted a letter to the Governing Entity requesting that: i) point 1.3. of Resolution 301 (mentioned in point iii) of the preceding paragraph) be reconsidered, to allow submitting the out-of-court reorganization plan to the approval by the courts or, in the alternative, that the Argentine Central Bank take note of the submission of that plan as decided by the Bank, explaining that its admission will be subject to the final decision to be issued by the court having jurisdiction over this matter; ii) it has also requested that the effects of point 1.3. of that Resolution be set aside until the court issues a decision regarding the petition filed, the remaining terms of that Resolution continuing to be in full force and effect. The Bank construes that the Argentine Central Bank has refused to issue an opinion on the out-of-court reorganization plan as it understands that it must be admitted or denied by the court. So far, the Argentine Central Bank has made no decision on the petition filed by the Bank.

On August 8, 2003, the Board of Directors of the Bank approved the final offering circular corresponding to the Global Negotiable Obligation Issue Program dealt with and approved by the Meeting of Shareholders held on April 30, 2003, as well as the Pricing Supplement corresponding to the exchange offer to be made to the creditors of the financial debt subject to restructuring.

Finally, on August 14, 2003, the Bank launched an Offering involving all its series of negotiable obligations which consists in general terms of:

Offering holders of negotiable obligations the possibility of exchanging their existing holdings denominated in dollars or euros for new negotiable obligations in dollars or euros, respectively, for the same nominal value and falling due in 2013 ("Offering at par").

Through the Offering at par the Bank offers to exchange existing negotiable obligations for: i) long-term negotiable obligations for a nominal value of 90% of the notes presented, plus ii) long-term negotiable obligations for a nominal value of 10% of the nominal value of the notes presented, if such presentation is made prior to September 15, 2003, plus iii) cash as compensation for unpaid interest between August 16, 2002 and September 15, 2003.

Those holders of negotiable obligations which participate in the Offering at par may participate in the second Offering, which will be made at the same time. In this second offering holders may opt for a payment option in cash ("Offering in cash") or an option to receive new secured negotiable obligations and for a shorter term ("Offering of Secured Negotiable Obligations").

Through the Offering in cash, the Bank offers to exchange the long-term negotiable obligations received under the Offering at par for a cash amount equal to 45% of the nominal value of those notes plus a payment in cash for unpaid interest.

Through the Offering of Secured Negotiable Obligations, the Bank offers to exchange long-term negotiable obligations received under the Offering at par for new negotiable obligations secured by a trust for a nominal value equivalent to 70% of the nominal value of the notes received under the Offering at par, plus a cash payment for unpaid interest. The security consists of creating a trust that is composed of BODENs and secured loans for at least 110% of the nominal amount of the new secured negotiable obligations to be issued. The negotiable obligations also give the right to receive a contingent payment to cover the appreciation in the value of the shares in the Bank (StARS). The StARS may be paid in cash, in class D shares or through a combination of the two items only on the due date of the secured negotiable obligations and according to the method of valuation envisaged in the Offering. The StARS cannot be separated from the secured negotiable obligations.

The Bank also invited creditors of its debt subject to restructuring to execute an out-of-court reorganization plan if the offerings prove successful and more than 75% of the Bank's creditors (including the condition that the plan is to be approved by at least 66% of each class of creditors

affected) agree to execute that plan. Furthermore, the Bank will request its approval and signing by the courts.

The Offering presented, the request for modification of certain legal provisions of the existing negotiable obligations, the request for approval of the out-of-court reorganization plan, and the restructuring of the bank debt (in terms substantially equal to the offering made to the holders of notes) form part of the comprehensive restructuring plan implemented by the Bank.

The Offering was subject to certain limitations and various conditions, including the amount available for Offerings in cash and the amount of the new secured obligations to be issued. The Bank will earmark up to US$60,000 thousand to the Offering in cash and issue new secured negotiable obligations for up to US$300,000. Bank creditors may also participate in the Offering in cash and the Offering of secured negotiable obligations.

The Offering was also subject to the restructuring of the bank debt (with a participation of at least 90%) and to the obtaining of a participation of at least 90% of the existing negotiable obligations.

The new negotiable obligations would not be registered in the United States of America.

On December 29, 2003 the term for receiving exchange offers expired, the Bank accepting all existing validly offered securities in view of compliance with the conditions for the Bank's exchange offers and the simultaneous restructuring of all its outstanding debt with bank creditors. On January 14, 2004, this debt was settled.

The total final principal on validly offered securities existing at December 29, 2003 was Ps, 2,662,242 thousand, representing approximately 93% of the total principal on the outstanding securities existing at that date. Of the final amounts validly offered, approximately 77% (Ps. 2,060,861 thousand) opted to receive long-term securities, approximately 7% (Ps. 168,054 thousand), cash and approximately 16% (Ps. 433,325 thousand), guaranteed securities.

Of a total principal amount of Ps. 889,551 thousand on the bank debt existing at December 29, 2003, 100% participated in its simultaneous restructuring. Of the participating amounts, approximately 20% (Ps. 187.403 thousand) opted to receive long-term loans, approximately 10% (Ps. 98,354 thousand), cash and approximately 70% (Ps. 607,956 thousand), secured loans.

The following table shows the amounts and percentages of the existing securities validly offered for exchange by series:

Existing US dollar-denominated securities

Series	Description	Total outstanding principal amount	Total principal amount offered	Percentage of outstanding amount offered
Series I	Securities at 10% due April 17, 2003	US$ 297.460.000	US$ 282.459.000	95,0%
Series III	Securities at 10,625% due August 7, 2006	US$ 13.108.000	US$ 12.371.000	94,4%
Series IV	Securities at 13% due December 3, 2008	US$ 4.810.000	US$ 3.900.000	81,1%
Series VI	Securities at 12,25% due March 15, 2002	US$ 7.598.000	US$ 6.756.000	88,9%
Series XVI	Securities at 12,625% due February 17, 2003	US$ 125.000.000	US$ 113.729.000	91,0%
Series XXIV	Securities at 9% due March 15, 2005	US$ 114.311.750	US$ 105.744.950	92.5%
	Total	**US$ 562.287.750**	**US$ 524.959.950**	**93,4%**

Notes to the Financial Statements
Corresponding to the fiscal year ended December 31, 2003
In comparative format with the previous year

Existing euro-denominated securities

Series	Description	Total outstanding principal amount	Total principal amount offered	Percentage of outstanding amount offered
Series XVII	Securities at 9% due March 27, 2002	€ 1.815.000	€ 1.079.000	59,4%
Series XXII	Securities at 8,75% due October 18, 2002	€ 3.713.000	€ 3.471.000	93,5%
Series XXIII	Securities at 10,75% due February 6, 2004	€ 150.000.000	€ 137.702.000	91,8%
Series XXV	Securities at 8% due June 15, 2005	€ 170.829.200	€ 163.020.530	95,4%
	Total	**€ 326.357.200**	**€ 305.272.530**	**93,5%**

The amounts in the preceding tables include US$ 29,342 thousand, equivalent to Ps. 86,061 thousand, corresponding to total principal on existing securities held by the Bank.

US dollar-denominated bank debt

Facility	Total outstanding principal amount	Total principal amount offered	Percentage of outstanding amount offered
IFC loan	US$ 25.000.000	US$ 25.000.000	100%
USCP loan	US$ 102.500.000	US$102.500.000	100%
OPIC loan	US$ 81.736.187	US$ 81.736.187	100%
Derivatives	US$ 10.106.316	US$ 10.106.316	100%
Total	**US$ 219.342.503**	**US$ 219.342.503**	**100%**

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 18, 2004
PRICE WATERHOUSE & CO.
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1

Ernesto M. Viñes
Director
Responsible for Presidence
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements
Corresponding to the fiscal year ended December 31, 2003
In comparative format with the previous year

Peso-denominated bank debt

Facility	Total outstanding principal amount	Total principal amount offered	Percentage of outstanding amount offered
Syndicated loan	$ 105.000.000	$ 105.000.000	100%
Citibank facility plan	$ 120.028.503	$120.028.503	100%
Derivatives	$ 21.191.004	$ 21.191.004	100%
Total	**$ 246.219.507**	**$ 246.219.507**	**100%**

On January 14, 2004, the Bank delivered the following total amounts in new securities and cash in exchange for existing validly offered securities.

New securities

Description	CUSIP	ISIN	Principal amount
US dollar-denominated securities due 2013	P1330H AZ 7	USP1330HAZ75	US$ 410.904.357
Euro- denominated securities due 2013	-	XS0175068971	€ 256.217.734
Guaranteed securities due 2010	P1330H BA 1	USP1330HBA 16	US$ 107.940.529

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 18, 2004
PRICE WATERHOUSE & CO.
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1

Ernesto M. Viñes
Director
Responsible for Presidence
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

New bank debt

Description	Due date	Principal amount
Secured facility in pesos	2010	$ 214.173.726
Secured facility in US dollars	2010	US$ 86.333.149
Long-term facility in US dollars at a fixed rate	2013	US$ 50.315.764
Long-term facility in US dollars at floating rates	2013	US$ 13.578.941

Payments in cash

Description	Amounts in US dollars	Amounts in euros
Payments for the purchase offer	US$ 30.935.637,90	€ 8.746.155,57
Payments made in substitution for accrued and unpaid interest	US$ 34.182.964,99	€ 11.497.458,11

In addition to the payments made in relation to the purchase offer in cash, on the settlement date, the Bank made two payments in substitution for accrued and unpaid interest. The first payment corresponds to interest that existing securities would have accrued from August 16, 2002 to September 15, 2003 at an annual rate of 3%. The second payment corresponds to interest that the new securities would have accrued from September 15, 2003 to the settlement date, considering the new securities to have been issued on September 15, 2003. That interest has been calculated at rates applicable to the new securities, as described in the offering circular and the pricing supplement relating to those offerings issued by the Bank on December 8, 2003.

Based on the final validly offered amounts, and on the simultaneous restructuring of the Bank's existing bank debt, no proration factor has been applied to the cash or secured debt options.

Notes to the Financial Statements
Corresponding to the fiscal year ended December 31, 2003
In comparative format with the previous year

In these financial statements, the Bank has recorded i) the positive impact of the reductions in principal amounts in the "Gain on restructuring of negotiable obligations" and "Gain on restructuring of financial loans" lines, for Ps. 231,998 thousand and Ps. 254,404 thousand, respectively, under the Financial Income caption, ii) the lower interest for Ps. 209,280 thousand accrued in fiscal 2003, adjusting the Financial Expenses caption and iii) the lower interest for Ps. 88,016 thousand accrued in fiscal 2002, in the Miscellaneous Profits caption.

In view of the commitments undertaken, a trust has been created under Argentine law through a Trust Agreement entered into by and between the Bank and ABN AMRO Bank NV, Argentine Branch, the Bank transferring as trustor Ps. 748,997 thousand in BODEN 2012 and Ps. 113,189 thousand in loans secured by the National Government on December 24, 2003. The Trust shall keep those assets for the benefit of the holders of guaranteed debt securities and guaranteed financial debt. The only purpose of the Trust is to secure interest payments and repayment of principal due on the restructured guaranteed financial debt, and its assets shall consist exclusively of BODEN, securities guaranteed by the government and their proceeds.

2. ECONOMIC AND SOCIAL SITUATION PREVAILING IN ARGENTINA

Argentina has undergone an adverse economic situation that started at the end of 2001, the main features of which are a major external debt burden, high interest rates, a significant decline in deposit levels, country risk indicators far above normal average and a profound economic recession. This situation has led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment. The Government's ability to comply with its commitments has been impaired, as has access to bank financing. In late 2001 the Government declared default on its external debt servicing.

On January 6, 2002, the Government enacted Law 25561 (Law on public emergency and exchange system reform) that involved profound changes to the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. Subsequently, the Government announced new economic policies which were implemented through various legal regulations that significantly affected the banking business and the exchange system. At the date of issue of these quarterly financial statements, some of these measures had not yet been issued or put in force by government and control authorities. Furthermore, changes in the economic situation led to the Government continuing to issue resolutions which regulate and modify the above-mentioned measures.

Listed below are some of the measures adopted by the Government that affect these financial statements.

Exchange system

By Decree 260 (Exchange Regime) as from February 11, 2002 a single free exchange market system was established, through which all transactions involving the exchange of currency are to be traded at a rate of exchange to be freely agreed, observing the requirements to be laid down by the Argentine Central Bank. Communication "A" 3471, complementary regulations and amendments established the necessary regulations for that market.

Loans in foreign currency

Under the terms of Law 25561, Decree 214 and complementary rules and amendments, loans in US dollars or any other foreign currency granted by the Argentine financial system were converted into pesos according to the following guidelines: (i) loans to the non-financial private sector, at the exchange rate of $ 1 per US dollar or its equivalent in any other foreign currency; (ii) to the non-financial public sector, at the exchange rate of $ 1.40 per US dollar or its equivalent in any other foreign currency and (iii) to the financial sector, at the exchange rate of $ 1.40 per US dollar or its equivalent in any other foreign currency. As from February 3, 2002, those measures contemplated the application of the reference stabilization index (CER), which tends to reflect the fluctuations in the consumer price index, to the loans granted to the non-financial private sector and to the non-financial public sector and a reduced interest rate, depending on the type of operation.

Decree 762/02 and Law 25713 of the National Executive Branch amended the regulations mentioned in the preceding paragraph excluding from the application of the CER those loans granted to individuals by financial institutions, as follows: (i) secured by mortgages on sole family dwellings of debtors, originally agreed for up to US$ 250,000 or any other foreign currency and converted into pesos, (ii) consumer loans originally agreed for up to twelve thousand US dollars or any other foreign currency and converted into pesos, and (iii) pledge consumer loans originally agreed for up to thirty thousand US dollars or any other foreign currency and converted into pesos. As from October 1, 2002, those loans are adjusted by applying an adjustment salary variation index (CVS), to be published by the National Statistics and Census Institute (INDEC).

Law 25796 established the elimination of the application of the CVS as from April 1, 2004.

Repayment of loans

On April 12, 2002, the Argentine Central Bank issued Communication "A" 3562 establishing that in view of the issuance of Decree 469, the customers of financial institutions existing as of November 2, 2001 may repay the loans granted to them in national government securities.

Also, Decree 1242/02 established that financial institutions are to make available to the customers who have totally or partially repaid the loans together with CER the amount of that CER, although customers have not claimed it.

Furthermore, Decree 905/02 established that financial institutions must receive National Government Bonds (BODEN) in payment from individuals who are holders of those securities, to be allocated to mortgage loans secured by debtors' sole family dwellings.

Deposits in foreign currency

Law 25561 and Decree 214/02 established that all deposits in U.S. dollars or other foreign currencies in the financial system will be converted to Ps. at the exchange rate of $ 1.4 per US$ 1 or its equivalent in such

other currency. These norms also require financial institutions to return such deposits in pesos. A reference stabilization index (CER) and a minimum interest rate will be applied to these deposits.

Decree 905/02 of the Executive Branch established the possibility of owners of deposits originally made in foreign currency exercising the option to exchange those deposits for government securities in pesos and US dollars. These securities are to be paid by the National State and the Argentine Central Bank will grant advances to financial institutions for them to be able to face that exchange, subject to the guarantees to be provided as prescribed by such decree. The rescheduled deposits not exchanged have been registered in the "Notarial Record of Rescheduled Deposits", kept by Caja de Valores S.A. These rescheduled deposits will be negotiable securities listed on stock exchanges and may be traded on self-regulating markets in Argentina.

Executive Branch Decree 1836/02, partially amended by Decree 2167/02 established that the holders of rescheduled deposit certificates will be granted the option to exchange those certificates for new government securities in US dollars or time deposit bills in pesos issued by each financial institution, together with an option to convert them into original currency issued by the National State. Furthermore, that decree authorized financial institutions to reimburse deposits for up to seven thousand pesos rescheduled as of May 31, 2002, plus interest and adjusted by CER, or for up to ten thousand pesos, plus interest and adjusted by CER as from October 1, 2002, at the option of the financial institutions, doing so with resources of their own. Through Resolution 743 dated December 11, 2002, the Ministry of Economy extended the period to exercise the option described above for 90 calendar days as from that date.

Lastly, by Decree 739/03 the Executive Branch authorized holders of deposits originally set up in US dollars and subsequently pesified to request total or partial settlement of their deposits or certificates from financial entities based on a schedule established according to the original amount of the deposit.

Reorganization and bankruptcy proceedings

On February 14, 2002, Law 25563 on reorganization and bankruptcy proceedings was enacted, which declared a production and credit emergency generated by the crisis affecting Argentina, to last until December 10, 2003. Below is a detail of some of the measures adopted:

- Suspension for one hundred and eighty days as from the effective date of that Law, of all mortgage, pledge and other foreclosures of whatever origin ordered in reorganization proceedings, whether they be made extrajudicially or in execution of judgment. All extraordinary acts of disposition of property on the part of debtors will be null and void during the suspension period, unless there is an express agreement by creditors.

- Suspension for one hundred and eighty days of the expedition of petitions in bankruptcy filed, without prejudice to the possibility of applying the measures envisaged in Section 85 of Law 24522.

- Access to credit by insolvent individuals and/or legal entities, for which the Argentine Central Bank will proceed to regulate the elimination of all restrictions and implement a rediscount line intended for those financial institutions that provide credit assistance to insolvent companies.

- Financial institutions governed by Law 21526 (Financial Institutions Law) and supplementary rules may proceed within a term of 90 days to the rescheduling of their receivables from debtors of the financial system existing as of November 30, 2001 through an agreement to be reached with each of them.

On May 15, 2002, the National Congress passed Law 25589, which amended the Bankruptcy Law, the main points of which are as follows:

- Reinstatement of the mechanism established by Section 48 of Law 24522, which allows creditors to acquire the share package of the debtor company, setting the conditions for preventing assets from being undervalued.
- Other variables, such as the brand and the positioning on the market, have been established to determine the value of companies, in addition to the financial statements.
- The term for the foreclosure of guarantees has been suspended for 180 calendar days, as from the effective date of the above-mentioned law.
- The exclusivity period for debtors to make creditors offers has been reduced from 180 days, under the previous law to 90-120 days.
- Judges may revoke approval of the reorganization plan if they consider it to be grossly unfair for any of the parties.
- Out-of-court reorganization plan: defaulting debtors or debtors undergoing general economic and financial difficulties may agree on an out-of-court reorganization plan with their creditors, subject to approval by the court. Upon approval of this reorganization plan all legal actions against the debtor will be suspended. The approved plan will have effects for all creditors.

On June 2, 2003, Law 25737 was enacted, which establishes the suspension of foreclosures on sole family dwellings for 90 days, whatever the origin of the obligation may be.

On June 23, 2003, Executive Branch Decree No. 247 established the creation of a Register of Foreclosures on Sole Family Dwellings, in which debtors covered by the terms of Law 25737 may be registered. The Executive Branch will present a bill to the National Congress including the measures that are deemed necessary to settle the cases filed. Creditors considering their social and economic situation to have been affected by that law may also register.

System for the refinancing of mortgage loans

On November 6, 2003, Law 25798, regulated by Decree No. 1284/03, established:

- - The creation of a new system for the refinancing of mortgage loans stipulating that a state trust fund will assume the obligations of debtors who have borrowed up to Ps. 100,000 for any purpose, secured by sole and permanent family housing, in arrears between January 1, 2001 and September 11, 2003.

- - The creation of a restructuring unit the purpose of which is to analyze loans that are eligible under the terms of this law, except for arrears, and which have been arranged prior to the application of the convertibility of the Austral established by Law 23928.

Preventive measures

As a result of the measures adopted by the Argentine Government, a significant number of claims against the National State and financial institutions were filed before the courts, requesting that deposits be returned in the currency in which they were originally made, as the measures were in breach of constitutional rights. At the date of these financial statements, the final outcome and the amount of those claims were still unknown.

Argentine Central Bank reporting requirements

Through Communication "A" 3599 issued by the Argentine Central Bank on May 3, 2002 certain reporting requirements, including those on minimum capital, were suspended. In view of this, the Bank has analyzed the technical ratios on the basis of estimates, while the situation was returning to normal.

On May 30, 2003, the Governing Entity issued Communication "A" 3959 establishing a new minimum capital requirement system for financial institutions, and on July 25, 2003, through Communication "A" 3986, it established that effective January 2004 financial institutions must be in compliance with regulations on minimum capital. In addition, "alpha" adjusting coefficients were established to be applied to certain components of the minimum capital requirement.

As a result of the restructuring process involving the foreign currency financial debt and considering that the process involving the compensation by the National Government for the asymmetric pesification established by Decree 905/02, the Bank has reported a temporary deficit in the computation of the global net foreign currency position. This situation has already been communicated to the Argentine Central Bank.

Conversion of provincial public debt

By Decree 1579/02, the Executive Branch established that the Trust Fund for Provincial Development was to assume the provincial debts instrumented in the form of Government Securities, Treasury Bills or Loans. This Fund, through Banco de la Nación Argentina, in its capacity as trustee, was to issue Secured Bonds to offer them as payment of the debt held by the provinces with banks and financial institutions.

Financial System Restructuring Unit

On May 22, 2003, the Executive Branch issued Decree No. 1262 creating the Financial System Restructuring Unit (Unidad de Reestructuración del Sistema Financiero), which has been designed to define the strategy for the restructuring of the financial system. At the date of these financial statements, the Bank has complied with the requirements of that Unit.

3. COMPENSATION GRANTED BY THE NATIONAL GOVERNMENT TO FINANCIAL INSTITUTIONS

3. 1. ASYMMETRIC PESIFICATION

Through Decree 905, the Government established the issuance of "National Government Compensating Bonds" to compensate financial institutions for the negative effects on their assets of the conversion into pesos at different exchange rates of receivables and obligations denominated in foreign currency, as provided for by Law 25561, Decree 214 and its amendments and complementary rules, and to cover the negative difference between assets and liabilities denominated in foreign currency arising from their conversion into pesos, as established by the above-mentioned regulations.

The Executive Branch also empowered the Argentine Central Bank to determine the procedure for compensating each financial institution. This procedure has been regulated by Communications "A" 3650, "A" 3721 and "B" 7564 and complementary rules and amendments issued by that Governing Entity.

Consequently, the Bank complied with the reporting requirements established by Sections 28 and 29 of Decree 905 - Compensation to financial institutions, applying for such purpose the regulations in force and particular criteria, exercising the following options:

- National Government Compensating Bond in US dollars, due 2012 (Section 29, subsection b, c and d): compensating bond - difference between assets and liabilities converted into pesos at $ 1.00, for the exchange rate difference of $ 0.40, converted into pesos at the $ 1.40 =US$ 1 rate: US$ 404,382.93 thousand.
- National Government Coverage Bond in US dollars, due 2012 (Section 29, subsection e). Coverage Bond - difference between assets and liabilities in US dollars, net of the compensating bond: US$796,356.97 thousand.

In September 2002 the Argentine Central Bank credited US$ 344,050 thousand in BODEN 2012, no bonds having been issued for the difference in the compensation amount requested.

On August 11, 2003, the Bank received a letter (316/85/03) containing the observations arising from the verification carried out by the Financial Institutions Supervision Management of the Argentine Central Bank in relation to the determination of the compensation envisaged in Sections 28 and 29 of Decree 905/02.

Although on September 26, 2003 the Bank answered the observations made by the Governing Entity, following a prudent criterion it has decided to record a provision of $ 50,537 thousand to be charged to miscellaneous losses.

Through Communication "A" 4074, the BCRA made changes to the information required under the terms of Communication "A" 3825, in order to contemplate the effects of the reimbursement of excess amounts arising from the conversion into pesos laid down by Communication "A" 4043.

For purposes of these financial statements, i) BODEN 2012 bonds credited by the Argentine Central Bank have been recorded in Government and Corporate Securities - Holdings in investment accounts, ii) the amount in respect of the right to collect the compensating and coverage bonds has been recorded in Other receivables from financial transactions - Compensation to be received from the National Government - In foreign currency, and iii) the amount of the obligation to be assumed as a counterpart for the Coverage Bond, in Other liabilities from financial transactions - Argentine Central Bank - Others.

The Bank also reserved its right to claim compensation for the negative effects on its equity caused by the non-acceptance of the compensation requested on a consolidated basis.

3. 2. ASYMMETRIC INDEXATION

Under Law 25796, regulated by Decree 117/04, the Executive Branch is empowered to issue "National Government Bonds in pesos at variable rates due 2013" for up to two thousand eight hundred million pesos ($2,800 million) to compensate financial institutions in a full and final manner for the effects generated by the application of public order regulations which provide for the adjustment of some of their assets by applying the CVS, and some of their liabilities, by applying the CER.

The amount to be compensated will arise from the loan portfolio encompassed by Decree 762/02 and Law 25713, by average duration and financial institution, net of allowances and a recollectibility factor that is set at 5% of that portfolio. The amount to be compensated will arise from considering, on a financial institution basis as mentioned above, the difference between the variation in the Reference Stabilization Index (CER) plus a 2% rate and the variation in the Salary Variation Index, if applicable to the related period, plus the applicable rate under current regulations.

If that difference is positive, the National State shall place the bonds for the financial institutions at a technical value equal to that difference. If the difference is negative, financial institutions will be required to return to the National State the "National Government Bonds in pesos at variable rates due 2013" in the amount of that difference.

Article 12 of Decree 117/04 establishes that the mechanism for compensation described above will also apply to loan portfolios that have been originated by financial institutions and then transferred to trusts until

January 31, 2002, in which case the mechanism shall apply to financial institutions which hold at that date debt seccurities or trust participation certificates for up to the amount of the portfolio originated and transferred.

Accordingly, at the closing date of these financial statements, the Bank has estimated and recorded Ps. 49,642 thousand for its own portfolio and Ps. 32.003 thousand for loans transferred to financial trusts in "Other receivables from financial transactions", the rights acquired under the regulations detailed above. Those amounts include the variation in the compensation for fiscal 2004, applying for such purpose the CER and CVS expected for that period.

At the date of these financial statements, the BCRA had not issued the pertinent rules.

3. 3. REIMBURSEMENTS FOR EXCESS OF NON-CONVERTED BALANCES

On January 5, 2004, the Bank complied with the reporting requirement established by Communication "A" 4043 and complementary rules, whereby the BCRA resolved to reimburse, or where applicable, request financial institutions to reimburse it for overstatements (understatements) in converted balances and adjustment of non-converted balances of current accounts in foreign currency opened with the BCRA and the "Minimum Liquidity Requirements" account opened with Deutsche Bank NY, as established by Decree 214/02 and complementary rules.

Consequently, the Bank has recorded Ps. 5,189 thousand in "Other receivables from financial transactions" for the receivable generated under BCRA regulations.

4. TREATMENT OF ASSISTANCE GRANTED BY THE BCRA

Through resolution No. 213/02, the Board of Directors of the Argentine Central Bank requested Banco Hipotecario Sociedad Anónima to submit a Rehabilitation and Regularization plan, pursuant to article 34 of Law 21526 on Financial Institutions, as amended. This plan should contemplate adopting the necessary measures to restore the liquidity position of the Bank.

On April 17, 2002, the Bank submitted that Rehabilitation and Regularization plan to the Argentine Central Bank.

On August 21, 2002, new financial projections and complementary information were submitted to the Argentine Central Bank, which contemplated changes in the economic context subsequent to April 17, 2002; the variation between actual balances and balances projected as of May 31, 2002; the status of the refinancing of the debts that fell due in 2002 (debt restructuring), a summary of modified financial projections and the recovery of the amounts due to the Argentine Central Bank, as required by the whereas clause No. 9 of Resolution No. 213/02 issued by the Board of Directors of that Entity.

Through Resolution No. 227 dated May 29, 2003, the Board of Directors of the Argentine Central Bank requested from Banco Hipotecario S.A. the reformulation of the current Rehabilitation and Regularization Plan in

order for the latter to contemplate the adequacy of the liquidity projections and to take the necessary steps to safeguard its solvency.

On June 18, 2003, the Bank submitted to the Argentine Central Bank the reformulation requested by the latter, stating the following points: i) progress in the negotiations for the restructuring of the external debt, ii) petitions for authorization to repay the assistance through the delivery of BODEN 2012 received from mortgage debtors, iii) expense reduction plan, iv) adherence to the procedure established by Section 8 of Decree 739/03 for the repayment of that assistance, with the alternative foreseen in Section 3 of Decree 1262/03, and v) certain analyses of the financial statements at December 31, 2002.

Executive Branch Decree 739/03 and BCRA Communication "A" 3941 established that financial institutions which so request it shall repay the rediscount and advance balances in force at the date of that Decree and granted within the framework of Section 17 of Law 24144 and its amendments, in no more than 70 installments.

Subsequently, the Executive Branch issued Decree 1262/03 establishing that the conditions for the amortization of rediscounts may be modified, and extended the maximum number of installments up to one hundred and twenty (120) installments, each of which shall be equivalent to a percentange not lower than 0.40% of the adjusted principal amount. Although at the date of these financial statements the BCRA had not regulated that norm, the Bank has submitted to the Governing Entity its adherence to the plan for the restructuring of its debt, subject to the conditions and regulations of Decree 1262/03.

On September 11, 2003, reformulated on February 4, 2004, the Bank submitted to the BCRA a schedule for the repayment of its debt for rediscounts received from the Governing Entity, as prescribed by Section 3 of Decree No. 1262/03, as well as a transformation and reorganization plan to strengthen the Bank's efficiency and profitability.

This schedule has been prepared on the basis of the balances of rediscounts and advances granted by the BCRA at March 28, 2003, which at that date amounted to Ps. 391,101 thousand, delivering as collateral for the assistance granted secured loans which, considered at their technical value, maintain a margin not lower than 125%. In that submission, the Bank contemplates the settlement of its debt over a maximum term of 89 months counted as from March 31, 2004.

Through Resolution No. 3 dated February 5, 2004, the Unit for the Restructuring of the Financial System authorized the BCRA to modify the conditions for the amortization of the assistance established in Section 9, subsect. b) of Decree 739/03, which was adapted by the Bank according to the schedule mentioned in the preceding paragraph.

5. EXPOSURE TO THE PUBLIC SECTOR

The Bank carries in its financial statements assets with the Public Sector amounting to Ps. 4,805,480 thousand, according to the following detail:

a) Government securities for Ps. 1,350,465 thousand, of which Ps. 1,288,048 thousand correspond to new instruments not subject to restructuring issued by the National Government (BODEN 2012 Ps. 919,874 thousand, BODEN 2007 Ps. 12,149 thousand, BODEN 2008 Ps. 10,100 thousand, BOGAR Ps. 160,993, LEBAC Ps. 184,932 thousand)
b) Loans secured by the National Government for Ps. 635,305 thousand, which originated from the exchange of government securities established by Decree 1387/01, accepted in repayment of non-performing mortgage loans acquired on the market.
c) Loans to the provincial and municipal public sectors for Ps. 141,888 thousand.
d) Rights to receive BODEN 2012 (coverage and compensating bonds) for Ps. 2,590,988 thousand, pursuant to Sections 28 and 29 of Decree 905/02.
e) Rights to receive BODEN 2013 for Ps. 81,645 thousand as compensation for the asymmetric indexation established by Law 25796.
f) Rights to receive compensation for Ps. 5,189 thousand for excess liquidity requirement account balances converted into pesos, as established by BCRA Communication "A" 4043.

Furthermore, liabilities with the BCRA recorded at December 31, 2003 amount to Ps. 2,079,362 thousand, the related items being: i) refinanced advances and rediscounts to cover lack of liquidity for Ps. 397,593 thousand, included in the matching laid down by Decree 1262/02, and advances for Ps. 1,681,769 thousand to subscribe BODEN 2012, pursuant to Sections 28 and 29 of Decree 905/02.

As mentioned in Note 4, as established by Decree 1262/03, the Unit for the Restructuring of the Financial System authorized the BCRA to modify the conditions for the amortization of assistance granted according to the schedule presented. Through the procedure described in the above-mentioned norms, the Bank has delivered its holding of secured loans as collateral for this obligation, and that assistance will be amortized with the proceeds of those assets. The average duration of the secured loans provided as collateral is longer than the term requested to refinance those advances.

It is the Bank's intention to deliver as collateral for the allocation of the advance to the financing of the subscription of the coverage bonds, as indicated by Section 29 of Decree 905/02, the remaining public sector asset portfolio, except for the securities transferred to the trust set up as security for the Guaranteed Facilities mentioned in Note 1.

In addition, Decree 905/02 envisages in its Section 17 that in the event of default by the National State on the payment of principal or interest on the bonds envisaged in Chapter II (BODEN) or the securities indicated in section 15, subsect. b) and c) (secured loans and BOGAR), for more than 30 days following the respective due dates, each financial institution will be entitled to repay in advance either fully or partially the advances received for the subscription of bonds, using for that purpose all or the equivalent portion of the assets provided as collateral, taken at the value in which they were recorded at the time the advances were granted, plus interest accrued until the repayment date, less the amount actually repaid.

Through Communication "A" 4084 dated January 30, 2004, the BCRA resolved that the assets delivered as collateral for the advances granted for the subscription of the bonds foreseen by Decree 905/02, ratified by

Section 71 of Law 25827, may be excluded from the accounting valuation at present, technical or theoretical values (see Notes 8.4. and 8.5.) at the discretion of the institutions, for a total or partial amount of the advances, pursuant to the provisions of Section 17 of that Decree, in which case they are to be recorded at the value admitted for purposes of the providing of collateral.

In view of the above, the Bank's high exposure to the National Public Sector must be considered in the light of the liabilities assumed with the BCRA.

6. BUSINESS PLAN AND PROJECTIONS

Within the framework of the normalization of the financial system and institutions' compliance with minimum capital requirements, the Argentine Central Bank issued Communication "A" 4027 by which it requested financial institutions to develop a business plan and projections for the twelve-month period following September 30, 2003.

On October 31, 2003, the Bank submitted the information requested to the Governing Entity, the objectives set being as follows:

? Recovery of the financial stability. This recovery is based on the following:

1) Restructuring of the financial debt: the Bank has presented an offer to its creditors, which is currently in force.

2) Rescheduling of assistance from the Argentine Central Bank: the Bank is awaiting acceptance by the Argentine Central Bank and the Financial Restructuring Unit of the rescheduling proposal.

3) Obtaining compensation from the National Government: this is subject to resolution by government authorities regarding its asymmetric pesification and indexation.

? Transformation of the Bank into a Retail Banking model on the basis of:

1) The implementation of a comprehensive technological solution which provides a platform to be able to launch the new products and provide satisfactory services to customers.

2) The implementation of improvements in existing products and development of new products and services.

3) Addition of new sales channels.

? Maximizing the value of the current credit portfolio

1) Administration of current credit portfolio which leads to an improvement of collection ratios.

2) Management of the recovery of non-performing loans.

? Operating efficiency and competitiveness

1) Review of profiles and positions on the basis of the transformation of the Bank.

2) Training of current employees adapting the resources to the new profile of the Bank.

3) Enhancing resources and redirection of the personnel to the commercial and loans in arrears collection efforts areas.

4) Competitiveness on the financial market following implementation of a new technological solution.

In addition, the plan submitted contained guidelines on the identification, detection, measurement and monitoring of the risks defined by the Management, as well as the internal control structures.

It should be noted that the most important of the original objectives have been met or are well on the way to being complied with, as the Bank has succeeded in eliminating short-term risks to its balance sheet and financial position:

a) Restructuring of financial debt: as described in Note 1, the Bank has restructured its debt successfully.

b) Rescheduling of assistance from the BCRA: the BCRA and the Financial Restructuring Unit have authorized the rescheduling proposal submitted.

c) An important investment has been made in a comprehensive technological solution, which is in the process of being installed and adapted, with a view to transforming the Bank into a Retail Banking model.

d) New products have been launched on the market and existing products have been redesigned.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 18, 2004
PRICE WATERHOUSE & CO.
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1

Ernesto M. Viñes
Director
Responsible for Presidence
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements
Corresponding to the fiscal year ended December 31, 2003
In comparative format with the previous year

Pursuant to Law 24855 enacted on July 2, 1997 and promulgated by the National Executive Branch through Decree 677 dated July 22, 1997, Banco Hipotecario Nacional was declared "subject to privatization" under the terms of Law 23696 and the National Executive Branch should proceed to its transformation into a corporation ("sociedad anónima"). The new entity arising from this transformation will do business under the denomination of "Banco Hipotecario Sociedad Anónima", and as a commercial bank in accordance with Law 21526 and complementary rules, as amended, with the scope envisaged by the regulations, and with the rights and obligations of its predecessor.

Law 24855 and its regulatory decree provide that for ten years as from the promulgation of the Law, Banco Hipotecario Sociedad Anónima should, among other things, finance the construction and/or acquisition of dwellings throughout the national territory and offer credit lines for an amount equivalent to 10% of the total loans it grants for housing construction, to finance the construction of dwellings in small towns.

Banco Hipotecario Sociedad Anónima has a corporate capital of Ps. 1,500,000 thousand, fully subscribed and paid-in, represented by 150,000,000 ordinary book-entry Class A, B, C and D shares, with a face value of Ps. -10 each and one vote per share, except for the special multiple vote right for the Class D shares foreseen in the Bank's by-laws.

On February 2 1999, Banco de la Nación Argentina, as trustee of the Assistance to the Federal Trust Fund for Regional Infrastructure Trust Fund, made the combined public offering of 42,000,000 ordinary Class D shares and 270,000 options, each of the latter representing the right to purchase 100 shares, and the investors are required to acquire a minimum quantity of Class D shares so as to be awardees of the options. This right expired on February 2, 2004.

With the authorization of the National Securities Commission of Argentina, the Bank placed 13,616,606 Class D shares and 61,289 options on the local capital market, and 28,383,394 ADSs (Shares Deposited in Custody), each representing one Class D share and 208,711 options, on the international capital market in compliance with Rule 144A of the Securities Act of 1933 of the United States of America.

As a result of the expiration of the time frame for exercising the options indicated above, on February 2, 2004 17,909,500 class D shares were acquired.

8. BASIS FOR PRESENTATION OF THE FINANCIAL STATEMENTS

These financial statements have been prepared in line with accounting standards established by the Argentine Central Bank through CONAU 1 Circular, supplementary rules and amendments.

The financial statements of the predecessor entity, Banco Hipotecario Nacional, have been adjusted for inflation in conformity with the guidelines set in Communication "A" 551 of the Argentine Central Bank up to the financial year ended December 31, 1994, and prepared in accordance with the standards laid down by CONAU 1 Circular. As from January 1, 1995, and according to the authorization accorded by Resolution No. 388 of the Argentine Central Bank's Superintendency of Financial and Exchange Institutions, the Bank discontinued the adjustment for inflation of its financial statements until December 31, 2001. As from January 1, 2002, as a result of the application of Communication "A" 3702 which established the repeal of any legal and

regulatory rule that did not allow companies to restate their accounting balances at period-end currency values, the Bank resumed the application of the adjustment for inflation. To this end, it followed the restatement method established by Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), using the domestic wholesale price index published by the National Statistics and Census Institute (INDEC). Furthermore, it has been considered that the accounting measurements derived from the changes in the purchasing power of the currency between December 31, 1994 and 2002 are stated in the currency value as of the latter date.

On March 25, 2003, the Executive Branch issued Decree 664 establishing that the financial statements for years ending as from that date are to be stated in nominal currency. Consequently, in accordance with Communication "A" 3921 of the BCRA, restatement of the financial statements was discontinued as from March 1, 2003.

The Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Pronouncements No. 16 "Conceptual Framework of professional accounting standards"; No. 17 "Professional accounting standards: development of general application issues"; No. 18 "Professional accounting standards: development of particular application issues" and No. 19 "Amendments to Technical Pronouncements Nos. 4, 5, 6, 8, 9, 11 and 14", No. 20 "Financial derivatives and hedge operations" and No. 21 "Proportional equity value – Consolidation of financial statements – Information to be disclosed in connection with related parties", through Resolutions C238/01, C 243/01, C 261/01, C 262/01, C 187/02 and M5/03, respectively. Those Technical Pronouncements and amendments became effective in fiscal years commencing as from July 1, 2002, except for the latter pronouncement that will take effect on April 1, 2003. At the date of issue of these financial statements, the Central Bank had not adopted those Technical Pronouncements.

The principal disclosure and valuation criteria followed for preparing these financial statements is described below:

8.1. Foreign currency assets and liabilities

US dollar assets and liabilities have been valued at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank. Assets and liabilities valued in foreign currencies other than the US dollar were converted into the latter currency using the swap rates communicated by the Argentine Central Bank's operations desk, in force at the close of operations on the last business day of the years ended December 31, 2003 and 2002.

8.2. Gold and other precious metals

Holdings of gold and silver were valued at the latest selling quotation on the London market, in US dollars, net of the direct selling expenses, converted into pesos at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank, in force at the close of operations on the last business day of the year ended December 31, 2003.

In accordance with Communication "A" 2290 of the Argentine Central Bank, holdings of silver were included under Cash and cash resources, taking into account that: i) their market value arises from daily quotations of relevant transactions and ii) they are minted or represent "good delivery bars" in accordance with the regulations of the Governing Entity.

8.3. Interest accruals and adjustments of principal amounts (CER and CVS):

Interest accruals were determined using the exponential method for all lending and certain borrowing transactions in local and foreign currency the total term of which was more than 92 days, and interest accruals for loans overdue more than ninety days were discontinued.

Adjustments of principal amounts from application of the CER and CVS were accrued as established by Argentine Central Bank regulations, and interest accruals on loans overdue more than ninety days were discontinued (see Note 2).

8.4. Government and corporate securities

Listed - In Argentina and abroad:

The securities classified as "Holdings of trading securities" and "Investment in listed corporate securities" have been valued in accordance with their market quotation prevailing at the end of the year, except for the Bank's own shares which were sold in January 2004, which have been stated at their realizable value (see Note 34).

The BODEN 2012 Government securities in US$ classified as "Holdings in investment accounts" have been recognized at their technical value, in accordance with the whereas clauses of Communication "A" 3785. At the end of each year, the technical value of those securities increases on the basis of interest accrued under the issue terms and conditions. The new foreign currency balance is converted into pesos at the reference exchange rate published by the Argentine Central Bank.

BODEN National Government securities received in payment from borrowers of mortgage loans in accordance with Decree 905/02 have been valued at their power to repay the financial assistance received from the Argentine Central Bank, that is, $ 1.40 per US dollar plus CER and accrued interest.

The National Government Securities originally issued in foreign currency subject to Argentine legislation have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as provided for by Law 25561, Decree 214 and complementary rules and amendments.

Unlisted - In Argentina

The securities classified under "Unlisted Government Securities" have been valued at cost plus restatement and accrued interest not yet collected.

The Bank has recorded Secured Bonds issued by the Fiduciary Fund for Provincial Development received within the framework of Decree 1579/02, Ministry of Economy Resolution 539/02 and complementary rules. These bonds have been stated at present value, following the guidelines established by Communication "A" 3911, complementary rules and amendments.

8.5. Loans

The portfolio of performing loans and loans due ninety days or less has been valued in terms of the principal amounts actually lent, plus capitalized interest, net of principal amortization collected and debt balance refinancing, plus adjustments (from the application of the CER, and CVS where applicable) and accrued interest receivable and less the estimated reserve for loan losses.

For purposes of these financial statements, Pre-restructuring Loans are those predating April 1, 1991 or individual loans stemming from global transactions arranged prior to that date, and Post-restructuring Loans are those originated after that date.

Secured loans were valued until February 28, 2003 according to their origin as i) received in exchange for Argentine government securities, in line with Decree 1387/01, have been valued at the ratio established by the Ministry of Economy (face value plus interest accrued until November 6, 2001, less coupons receivable until November 30, 2001), maintaining for such purpose the value at which those government securities had been recorded in investment accounts, ii) received in exchange for government securities accepted for the repayment of non-performing loans (Communication "A" 3348), have been valued at the higher of their face value less the related allowance for loan losses or their quotation value. The gain arising from the difference between the face value of the secured loans received and the value at which those exchanged securities had been recorded in investment accounts or the carrying value, as the case may be, accrues on a linear basis during the term of those loans. Secured Loans originally denominated in foreign currency subject to Argentine legislation have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments, the CER having been applied to the amount of those loans as from February 3, 2002.

In accordance with Communication "A" 3911, complementary rules and amendments of the Argentine Central Bank, loans secured under Decree 1387/01 and other public sector loans are valued at the lower of present value (cash flows according to contract conditions, discounted at the rates of interest established by the Argentine Central Bank) or technical value (amount restated by the CER, where applicable, plus interest accrued in accordance with contract clauses). This value is compared to the theoretical value (book value at February 28, 2003, net of the offsetting account, plus adjustment by the CER, where applicable). The differences resulting from this comparison are shown in an assets offsetting account, if the result is positive, and expensed if the result is a loss. The balance will be adjusted according to the amount resulting from the calculation of the differences between those items,

until they are used up. Once the balance has been used up, any subsequent valuation difference will be expensed.

Secured loans incorporated after February 28, 2003 are valued at cost grossed up for interest accrued at their internal rate of return.

Other loans to the public sector, not included in the preceding paragraph, originally granted in foreign currency have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to the amount of those loans and maximum rates have been established, as provided for by Decree 1579/02, if those assets were subjected to the Exchange of Provincial Public Debt (Note 38).

Loans to the non-financial private sector originally granted in foreign currency have been converted into pesos at the exchange rate of $ 1.00 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER and CVS have been applied to the amount of those loans and maximum rates have been established, depending on the borrower.

8.6. Other receivables from financial transactions

The individual mortgage loans the fiduciary ownership of which was transferred by the Bank and recorded in this caption have been valued and converted into pesos following the criterion described in points 8.3. and 8.5.

The amount recorded in the account captioned "Other not included in the debtor classification regulations - Compensation to be received from the National Government" includes the amount in pesos equivalent to the technical value of the bonds to be received, in accordance with sections 28 and 29 of Decree 905, until the Argentine Central Bank credits the remaining BODEN 2012 in US dollars requested in compliance with that regulation (see Note 3).

The compensation established by Law 25796 for Ps. 49,642 thousand for the Bank's own portfolio and Ps. 32,003 thousand for loans transferred to financial trusts has been recorded in the "Others not included in the debtor classification regulations" line.

This line also includes the receivable of Ps. 5,189 thousand arising from the application of the provisions of Argentine Central Bank Communication "A" 4043.

8.7. Investments in other companies

This caption mainly includes the equity investments held by the Bank in BACS Banco de Crédito y Securitización Sociedad Anónima, BHN Sociedad de Inversión Sociedad Anónima and BHN Inmobiliaria Sociedad Anónima (Note 27). At December 31, 2003 and 2002, those equity investments have been recorded at their equity value, plus intercompany profits, where applicable, which amount to Ps. 114,883 thousand and Ps. 115,742 thousand, respectively.

The above equity investments arise from the financial statements of BACS Banco de Crédito y Securitizaciones Sociedad Anónima for the period ended September 30, 2003 and BHN Sociedad de Inversión Sociedad Anónima for the fiscal year ended December 31, 2002; while the financial statements of BHN Inmobiliaria cover the period ended March 31, 2003 and the fiscal year ended December 31, 2002.

The other equity investments have been recorded at the lower of cost or estimated recovery value, where applicable.

8.8. Bank premises and equipment and miscellaneous assets:

These assets are recorded at cost restated in constant monetary units until February 28, 2003, following the method mentioned in the second and third paragraphs of this Note, net of accumulated depreciation calculated following the straight-line method, based on the estimated useful life of the assets. The cost of assets added before December 31, 1994 is restated in constant currency as of that date, while subsequent transactions are valued in current purchasing power values of the year to which they correspond.

The Bank records in "Miscellaneous assets – Assets acquired through foreclosures" housing units added to the Bank's assets in repayment of mortgage loans. These housing units have been valued at the lower of market value or the value of the loan, net of allowances.

The net book values of the assets taken as a whole, except for the assets intended for sale, which do not exceed their estimated recovery value, do not exceed their net realizable value.

8.9. Housing, life and unemployment insurance premiums in lending and other transactions

The Bank's policy is to recognize the premium income when the corresponding loan installment accrues, except for those loans that are more than ninety days in arrears, and allocate the expenditures for claims to the net income/(loss) for the year in which they occur.

The Bank has set up a technical reserve of Ps. 12,013 thousand, which is included in Shareholders' Equity – Profit reserves – Others and a reserve for pending insurance claims for Ps. 9,358 thousand and Ps. 10,182 thousand at December 31, 2003 and 2002, respectively, which is shown in the Provisions caption under Liabilities.

8.10. Intangible assets

These assets represent organization and system development expenses. Intangible assets have been restated in constant monetary units at February 28, 2003, following the method mentioned in the first

paragraph of this Note, and are being amortized monthly according to the straight-line method, based on their estimated useful life.

8.11. Deposits

Deposits have been valued at their placement value, plus adjustments from application of the CER and accrued interest, where applicable. The fixed return for each transaction is accrued on an exponential basis, while the variable return is accrued at the pro rata rate of return agreed upon based on the improvement in the price of the financial asset or financial asset indicator, between the time the transaction is arranged and the end of the month.

Deposits originally made in foreign currency have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to those deposits.

8.12. Other liabilities from financial transactions

Futures and options transactions originally agreed in foreign currency, whether they have been settled and/or with settlement agreements in writing by the parties prior to the effectiveness of Decree 992/02 have been valued at the various rates of exchange agreed by the parties at the time of settlement of each transaction. The other transactions not renegotiated at the effective date of that decree have been converted into pesos at the rate of exchange of $ 1.40 per US dollar and recognized as sight accounts.

8.13. Valuation of options

Premiums on call options written and bought have been accrued on a linear basis during the life of the contract.

8.14. Stock appreciation right

As of December 31, 2003, a provision of Ps. 59,271 thousand for the Stock Appreciation Right ("StARS") clause envisaged in the issuance of the Medium-term Secured Facility was recorded under liabilities (see Note 1).

8.15. Dismissal indemnities

The Bank does not set up any provisions to cover the risk of dismissal indemnities involving the staff, as the disbursements in respect thereof are charged to income currently during the period in which they occur.

8.16. Income Tax

Pursuant to Article 28 of Law 24855, Banco Hipotecario Sociedad Anónima is subject to income tax, except for all the housing loan transactions carried out prior to October 23, 1997, date of registration of its by-laws with the Superintendency of Corporations.

The Bank charges to income and sets up a provision for the income tax determined based on the transactions subject to this tax in the fiscal year in which those transactions are carried out.

8.17. Minimu m notional income tax

Although the tax paid can be considered as a tax credit on account of income tax for a period of up to 10 years, the Bank has charged that disbursement to results.

8.18. Shareholders' Equity

a. Capital stock, reserves and capital adjustment:

The Shareholders' Equity account activity and balances prior to December 31, 1994 have been restated in the currency values prevailing at that date, following the method mentioned in this Note. The transactions carried out subsequent to that date have been recorded in currency values of the year to which they correspond. The balances of the Shareholders' Equity accounts as of December 31, 2003 have been restated up to February 28, 2003 as explained in the third paragraph. The adjustment derived from the restatement of the balance of "Capital Stock" was allocated to "Equity Adjustments".

b. Results:

Income and expenses have been recognized against the results for the period, restated into period-end currency, regardless of whether they have been collected or paid. Monetary results of exposure to inflation were determined until February 28, 2003 as follows:

b.1) "Monetary result of financial transactions" includes the result of exposure to inflation generated by assets and liabilities related to the carrying out of the usual brokerage activity between the supply and demand of financial resources.

b.2) "Monetary result of operating expenses" includes the result of exposure to inflation generated by monetary assets and liabilities in pesos, related to administrative expenses.

b.3) "Monetary result of other operations" includes the result of exposure to inflation generated by assets and liabilities not related to the financial brokerage activity.

On May 30, 2003, the Shareholders' Ordinary meeting approved the option exercised by the Board of Directors consisting in the advance absorption of losses arising during the year ended December 31, 2002 up to the amount of the balance recorded in the "Unrealized valuation difference" account, as established by Communication "A" 3800 of the Argentine Central Bank. The setting up of the reserve in 2002 differed from the criterion established by professional accounting standards.

The Bank has disclosed the proceeds of the restructuring operation in the Income Statement, according to the following detail: i) an increase in the "Financial income – Gain on restructuring of negotiable obligations" and "Gain on restructuring of bank financial debt" captions, derived from reductions of principal amounts; ii) a decrease in Financial expenses derived from interest accrued in excess; and iii) it has allocated to Miscellaneous Profits the interest accrued in excess during fiscal 2002.

The preparation of the financial statements requires that the Bank's Board of Directors perform estimates affecting assets and liabilities, the net income/(loss) for the year and the determination of contingent assets and liabilities at the date thereof. Since these estimates involve value judgements regarding the probability of occurrence of future events, the actual net income/(loss) may differ from the estimated amount and thus generate losses or profits affecting subsequent years. All legal and regulatory rules in force at the date of presentation of these financial statements have been considered.

The financial statement figures for the previous year, presented for comparative purposes, have been restated according to the method mentioned in this Note, in the currency value as of February 28, 2003 and include certain reclassifications and adjustments that contemplate specific disclosure criteria so as to present them on a consistent basis with those of the current year.

9. DIFFERENCES BETWEEN ARGENTINE CENTRAL BANK REGULATIONS AND PROFESSIONAL ACCOUNTING STANDARDS

Below is a detail of the main differences between the Argentine Central Bank regulations and professional accounting standards, considering the statement made in the first part of Note 8:

9.1. Valuation criteria

a) Restatement to constant currency

These financial statements have given recognition to the effects of the variations in the purchasing power of the currency until February 28, 2003, following the restatement method established by Technical Pronouncement No. 6 (as amended by Technical Pronouncement No. 19) of the FACPCE. As provided for by National Executive Branch Decree 664/2003, Argentine Central Bank Communication "A" 3921 and CNV Resolution No. 441, the Bank discontinued the application of that method and, therefore, did not recognize the effects of the variations in the purchasing power of the currency as from March 1, 2003.

The same procedure has been followed with regard to the financial statements as of December 31, 2002, presented for comparative purposes.

As established by MD Resolutions Nos. 10 and 41/2003 of the CPCECABA, under professional accounting standards the application of this method remained in effect until the fiscal years ended September 30, 2003.

Nevertheless, taking into account the negative variation of 2.1% in the IPIM during the period from March to September 2003, the effects derived from failure to recognize those variations in these financial statements have not been significant.

b) Compensation to be received, per Sections 28 and 29 of National Executive Branch Decree 905/02, and investment account securities

As of December 31, 2003 and 2002, the Bank carries the government securities received and to be received in the "Government Securities – holdings in investment accounts" and Other receivables from financial transactions – Other not included in the debtor classification regulations" captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02.

The Bank also carries the right to receive securities for the compensation established by Law 25796 and Argentine Central Bank Communication "A" 4043 under the "Other receivables from financial transactions – Others not included in the debtor classification regulations" caption.

In addition, there are BODEN 2012 received in repayment of mortgage loans that are carried in investment accounts.

Under professional accounting standards, the above-mentioned assets must be valued at their current value.

At the date of approval of these financial statements, the trading volume of these securities had not been significant. Therefore, the known market values may not be representative of the realizable value of those assets.

c) Allowances for receivables from the non-financial public sector

Current regulations on the setting up of allowances issued by the Argentine Central Bank provide that receivables from the Public Sector are not subject to allowances for doubtful accounts. Under professional accounting standards, those allowances must be estimated on the basis of the uncollectibility risk attaching to those assets.

d) Accounting for income tax according to the deferred tax method

The Bank determines income tax at the statutory rate applicable to the estimated taxable income, without considering the effect of any timing differences between the accounting and taxable results. Under professional accounting standards, income tax must be recognized according to the deferred tax method.

e) Valuation of options

The Bank values accrued premiums on call options bought and written on a linear basis. This criterion differs fromprofessional accounting standards, under which such premiums are to be stated at their market value.

f) Net present value of secured loans, government and other similar securities

Through Resolution No. 87/03, the CPCECABA suspended the application of the criterion for measuring the present value, establishing the application of a relevant market interest rate on the basis of future income or disbursements of funds corresponding to loans, investments and other accounts receivable or payable generated by the specific activities carried out by financial institutions. This criterion differs from that established by Communication "A" 3911.

g) Valuation at equity value

For purposes of calculating the equity value, Technical Pronouncement No. 21 establishes that the closing date of the fiscal year of investors is to coincide with that of the issuing companies, a criterion that differs from Argentine Central Bank regulations.

9.2. Disclosure issues

a) Statement of cash flows, earning per share and business segment

The criterion established by Technical Pronouncement No. 19 for disclosing these items differs from that established by the Argentine Central Bank in its Circular CONAU 1.

10. CLASSIFICATION OF LOANS AND RESERVE FOR LOAN LOSSES

Reserve for loan losses established at December 31, 2003, cover the minimum reserves required by the Argentine Central Bank, and were calculated considering the accounting policies adopted for certain refinanced consumer loans, certain contributions to the special relief fund (Note 11), including the special contribution to that fund made by the Bank at March 31, 2000 and certain estimates related to the impact on the possibility of recovering the mortgage loan portfolio.

Interest capitalized prior to the loans being in arrears is covered by a reserve for loan losses following the minimum reserve requirements, considering such interest as principal.

Pursuant to the guidelines of Law 24441 on Housing and Construction Financing, the criterion followed by the Bank to set up reserves for construction projects, where the fiduciary ownership is transferred, consists in classifying debtors on the basis of the evaluation of the future cash flow of individual projects financed by the Bank.

The Bank has adopted a new policy regarding the procedure followed for classifying non-performing and restructured individual loans:

a. Maintaining the classification in respect of all those loans subject to: i) the provisions of article 13 of Law 24143 and/or: ii) restructuring, either through a repayment agreement, the compounding of interest on the amount in default or assistance, for up to six months following normalization of those loans.

b. After this period has expired, the Bank will proceed after the seventh month, as the case may be, as follows:

b.1. If the loan is no more than 30 days in arrears, its shall be classified under the "performing" category.

b.2. If the loan is more than 30 days in arrears, its classification will arise from the aggregate of the current number of days in arrears and those recorded before the refinancing, as long as the arrears are equal to or less than 30 days, in which case the above paragraph is applicable.

c. All those individual loans, which are more than 24 months in arrears, must be fully covered by a reserve. Loans and reserves are to be reversed from the Bank's assets three months after the date on which those loans were fully covered by such reserve.

d. Loans that having been reversed from assets, following the guidelines in point c. above, are restructured and normalized shall be included again in the Bank's assets as long as they do not show arrears of more than 30 days for a term of six consecutive months.

As a result of the statements made in points c. and d. above and the application of Argentine Central Bank Communication "A" 2357 and supplementary rules, as amended, at December 31, 2003 and 2002 the Bank has recorded in memorandum accounts of Ps. 788,484 thousand and Ps. 537,360 thousand, respectively.

Based on the foregoing, the Bank's Board of Directors believes that the reserves for loan losses set up are sufficient to cover the minimum reserves required by the Argentine Central Bank rules and professional accounting standards on the total amount of the portfolio.

11. SPECIAL RELIEF FUND

Article 13 of Law 24143 established that Banco Hipotecario Nacional should set up a special fund for subsidizing the repayment services of borrowers undergoing a serious economic emergency situation, whose situation could not be resolved through the renegotiation of the loan. This fund, whose regulations were issued by the Bank, is being formed as from that moment, with 2% of the interest collected on housing loans, which amounted to Ps. 13,539 thousand and Ps. 16,966 thousand at December 31, 2003 and 2002, respectively. The amount paid includes the extraordinary contribution made as of March 31, 2000, net of allocations. Law 24855 provides that Banco Hipotecario Sociedad Anónima must maintain this special fund for 10 years as from the enactment of the said law (July 22, 1997) and under the terms of Law 24143.

12. RESTRICTED ASSETS

At December 31, 2003, the Argentine Central Bank provided financial assistance to the Bank for Ps.392,915 thousand. As collateral for these transactions, senior pledges were set up on credit assets stemming from the 7% fixed rate guaranteed loan contract, due 2011, for approximately Ps.433,820 thousand. For such purpose, the financing obtained has been recorded in Other liabilities from financial transactions, and the balances representing the possible rights, in memorandum accounts.

As provided for by Decree 905, the Argentine Central Bank will grant financing to financial institutions for the subscription of bonds issued by the National State (BODEN due 2012 in US dollars), to be earmarked to cover the negative net foreign currency position, requiring for such purpose assets as collateral for that financing. At the date of these financial statements, as disclosed in Note 3.1., all the assets to be offered by the Bank to the Governing Entity had not been identified (see Note 5).

As of December 31, 2003, the Bank set up specific guarantees to cover options written to purchase shares for Ps. 10,075 thousand. These guarantees have been recorded in "Miscellaneous Receivables" (Note 16).

In order to secure payment of the price of the Bank's external debt exchange offer (Note 1), a guarantee deposit was placed with ABN AMRO BANK, Curacao Branch, this entity acting as Escrow Agent. As of December 31, 2003, that guarantee deposit amounts to Ps. 284,088 thousand (Note 16). In view of the volume of the deposit made and the extraordinary nature of the exchange transaction, there is a temporary overstatement in the credit risk spread ratio, which will be corrected after the restructuring operation has been concluded.

An attachment has been ordered on the balance of Ps. 476 thousand of the current account opened with the BCRA as a result of claims made in relation to the suspension of the payment of Negotiable Obligations resolved by the Bank on August 16, 2002.

13. INSURANCE ON REAL ESTATE SECURING THE MORTGAGE PORTFOLIO AND LIFE AND UNEMPLOYMENT INSURANCE FOR BENEFICIARIES

The Bank grants insurance coverage to the following:

- **Houses mortgaged to secure its loan portfolio, for the appraised amount of the insured houses:** against material damages caused by fire, explosion, lightning, earthquake, certain events involving riots, terrorist acts and other circumstances, according to the general conditions laid down by the Bank.

- **Life insurance for paying off the debts of the Bank's borrowers:** covering the risk of death of the economically liable party, whether a borrower or not, for paying off the principal debt owed at the date of death, according to the conditions laid down by the Bank. Individuals under the age of 56 are insurable up to the age of 80.

- **Unemployment insurance for economically liable parties, who are borrowers:** this covers unemployment risks when the conditions provided for by National Employment Law 24013 are met, with a maximum coverage of up to six monthly installments, with the option to renew it for another six months by paying an additional premium, once the insured has signed an employment contract for a term exceeding twelve months.

- **Comprehensive household insurance:** this covers the risk of fire and theft of general contents and electronic appliances for domestic use, windows, civil liability assessed for fire or explosion, removal of rubble, harm occasioned to buildings as a result of theft, lodging expenses and domicile assistance services.

The accounting policies followed by the Bank to record insurance transactions are described in Note 8.9. The Bank covers the risks involved in the insurance activity with its own net worth.

In addition, the Bank sells insurance to cover personal accidents and health care, the coverage, risk and losses of which are undertaken by other Insurers.

The amounts of insurance premiums in respect of the items mentioned above, claims paid and charges connected with the insurance activity, allocated to results for the fiscal years ended December 31, 2003 and 2002, were as follows:

	12.31.03	12.31.02

	Thousands of Pesos	
Fire insurance premiums	15,501	17,202
Life insurance premiums	29,111	39,810
Unemployment insurance premiums	1,902	2,862
Additional insurance premiums	1,757	399
Total Premiums (Note 21)	48,271	60,273

	12.31.03	12.31.02
	Thousands of Pesos	
Claims involving fire	425	1,018
Claims involving death	7688	9,802
Claims involving unemployment	283	1,798
Additional insurance claims	207	2
Total claims (Note 22)	8603	12,620

The insurance premiums shown above are disclosed under the "Income from services" caption, while the claims are disclosed under the "Expenditure for services" caption. The charge corresponding to reserves connected with the insurance activity is shown in the "Miscellaneous losses" caption in the Income Statement.

14. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS

The breakdown of "Other receivables included in the debtor classification regulations" line, under the "Other receivables from financial transactions" caption is as follows:

	12.31.03	12.31.02
	Thousands of Pesos	
Mortgage loans delivered in trust	308,187	350,925
Mortgage-backed subordinated Class B securities	55,286	37,123
Compensating bonds – Law 25796 (Note 3)	81,645	-
Others	19,064	18981
Total	464,182	407,029

The breakdown of the "Other receivables not included in the debtor classification regulations" line, under the "Other receivables from financial transactions" caption, is as follows:

12.31.03	12.31.02
Thousands of Pesos	

Compensation to be received from the National Government (in US dollars)	2,590,988	2,981,986
Trust participation certificates	53,160	15,470
Negotiable obligations held in the Bank's portfolio	86061	31,331
Others	-	505
Total	2,730,209	3,029,292

15. SECURITIZATION OF THE PORTFOLIO OF MORTGAGE LOANS

The Bank has executed various financial trust agreements under which, as trustor, it has transferred the fiduciary ownership of mortgage loans belonging to its loan portfolio to a trustee, First Trust of New York. Once the mortgage loans have been transferred to the trust fund, it proceeds to issue the corresponding debt securities and participation certificates and to use the proceeds of the placement thereof for settling the amount of the loans ceded by the Bank. The trust assets entail a separate and distinct equity from the trustee's assets and those of the trustor.

The trustee is responsible for the management of the trust funds previously set up in accordance with the specifications contained in the trust agreement.

These trusts have been affected by the conversion into pesos of assets and liabilities in foreign currency established by Law 25561 and Decree 214, at the rate of exchange of $1.00 per US dollar, because they have been set up under Argentine legislation. Notwithstanding this, there are certain claims by foreign investors in relation to the conversion into pesos made and, consequently, the definition of its economic impact.

At December 31, 2003 and 2002, the Bank recorded Ps. 308,187 thousand and Ps. 350,925 thousand, respectively, in respect of mortgage loans originally granted in foreign currency and converted into pesos as required by Law 25561 and Decree 214, registered in the name of the trustee, in the "Others included in the debtor classification regulations" line, under the "Other receivables from financial transactions" caption; Ps. 19,668 thousand and Ps. 8,992, respectively, in the "Accrued interest receivable included in the debtor classification regulations" line, under that caption, in respect of accrued interest and adjustments from application of the CER receivable. Those receivables are held in the Bank's assets because at that date the trustee had not yet issued the related securities and the Bank continued to act as trustor and only beneficiary.

At the date of these financial statements, the following trust funds have been set up:

1. BHN I Trust, BHN II Mortgage Trust, BHN III Mortgage Trust, BHN IV Mortgage Trust, BACS I Mortgage Fund, BACS Funding I, BACS Funding II and BHSA I 2002, the terms of issue of which are as follows:

Class	Class	Class B	Participation	Total

Notes to the Financial Statements
Corresponding to the fiscal year ended December 31, 2003
In comparative format with the previous year

	A1/AV Debt Securities	A2/AF Debt Securities	Debt Securities	Certificates	
BHN I – Issued 10.29.96					
Face value in thousands of Ps.	60,292	18,778	9,302	4,652	93,024
Declared Maturity Date	05.25.2005	09.25.2001	01.25.2014	01.25.2014	
BHN II – Issued 05.09.97					
Face value in thousands of Ps.	44,554	51,363	3,730	6,927	106,574
Declared Maturity Date	03.25.2011	07.25.2009	03.25.2012	05.25.2013	
BHN III – Issued 10.29.97					
Face value in thousands of Ps.	14,896	82,090	5,060	3,374	105,420
Declared Maturity Date	05.31.2017	05.31.2017	05.31.2018	05.31.2018	
BHN IV – Issued 03.15.00					
Face value in thousands of Ps.	119,500	36,500	24,375	14,625	195,000
Declared Maturity Date	03.31.2011	03.31.2011	01.31.2020	01.31.2020	
BACS I – Issued 02.15.2001					
Face value in thousands of Ps.	30,000	65,000	12,164	8,690	115,854
Declared Maturity Date	05.31.2010	05.31.2010	06.30.2020	06.30.2020	
BACS Funding I Issued 11.15.2001					
Face value in thousands of Ps.				29,907	29,907
Declared Maturity Date				11.15.2031	
BACS Funding II Issued 23.11.2001					
Face value in thousands of Ps.				12,104	12,104
Declared Maturity Date				11.23.2031	
BHSA I Issued 1.2.2002					
Face value in thousands of Ps.				43,412	43,412
Declared Maturity Date				02.01.2021	

In all cases, the payment of class B debt securities is subordinated to the payment of the class A securities. In addition, the reimbursement of the participation certificates shall be done once all the class A and B securities issued have been settled, to the extent that there are sufficient remaining funds in the trust fund.

At December 31, 2003 and 2002, the Bank held in its portfolio the following securities corresponding to the above-mentioned funds and the participation certificate in the BACS II Financial Trust:

	12.31.03	12.31.02
	Thousands of Pesos	
Others included in the debtor classification regulations:		
Class B debt securities – BHN III	13,295	7,728
Class B debt securities – BHN IV	41,991	29,395
Subtotal	55,286	37,123
Others not included in the debtor classification regulations:		
Participation certificates – BHN II	19,814	15,470
Participation certificates – BACS II	33,346	-
Subtotal	53,160	15,470
Total	108,446	52,593

16. MISCELLANEOUS RECEIVABLES

The breakdown of the “Others” line corresponding to the "Miscellaneous receivables" caption is as follows:

	12.31.03	12.31.02
	Thousands of Pesos	
Tax prepayments and withholdings	12,729	3,360
Receivables from government entities	6,705	5,674
Receivables for loans administered	11,519	23,800
Recoverable expenses, taxes and advances to third parties	7,987	6,757
Correspondent banks	2,606	2,819
Guarantees securing call options written	10,075	-
Escrow deposit with ABN AMRO BANK	284,088	-
Checks pending clearing	-	2,133
Others	19,098	17,183
Total	354,807	61,726

17. NEGOTIABLE OBLIGATIONS AND OTHER FINANCING

The contractual residual face value of negotiable obligations at December 31, 2003 is Ps. 2,650,939 thousand. This balance comprises Argentine Mortgage Bonds (Cédulas Hipotecarias Argentinas - CHA) issued under the global "Euro Medium Term Notes" (EMTN) program and ordinary Negotiable Obligations not convertible for shares, within the framework of a "Global Medium Term Notes" ("GMTN") program and the new issues mentioned in Note 1.

The balance of the negotiable obligations has been included in the "Other liabilities from financial transactions" caption. The residual face values of the different negotiable obligation series issued are as follows:

	Date of issue	Maturity Date	Annual interest rate	Residual face value at 12.31.03 (Thousands of Pesos)	Residual face value at 12.31.02 (Thousands of Pesos)
EMTN (CHA)					
Series III (US$ 100,000,000)	08.07.96	08.07.06	10.625%	2,162	44,408
GMTN					
Series I (US$ 300,000,000)	04.17.98	04.17.03	10.000%	43,998	1,007,760
Series IV (US$ 175,000,000)	12.03.98	12.03.08	13.000%	2,669	16,296
Series VI (US$ 135,909,000)	03.15.99	03.15.02	12.250%	2,469	15,889
Series XVI (US$ 125,000,000)	02.17.00	02.17.03	12.625%	33,058	423,486
Series XVII (EURO 100,000,000)	03.27.00	03.27.02	9.000%	2,706	5,037
Series XXII (EURO 100,000,000)	10.18.00	10.18.02	8.750%	890	8,429
Series XXIII (EURO 150,000,000)	02.06.01	02.06.04	10.750%	45,222	533,940
Series XXIV (US$ 107,000,000)	03.15.02	03.15.05	9.000%	25,126	371,316
Series XXV (EURO 165,700,000)	03.15.02	06.15.05	8.000%	28,714	594,617
NEW DEBT					
Guaranteed bond (US$107,941 thousand)	09.15.03	08.03.10	Libor + 2.5%	316,590	-
Long term bond (US$410,904 thousand)	09.15.03	12.01.13	3.0 – 6.0%	1,205,184	-
Long term bond (EURO 256,218 thousand)	09.15.03	12.01.13	3.0 – 6.0%	942,151	-
				2,650,939	3,021,178

As a result of the restructuring plan mentioned in Note 1, the breakdown of the bank debt is as follows:

Description	Due date	Principal amount Thousands of pesos
Secured facility in pesos	2010	214.174
Secured facility in US dollars	2010	253.215
Long-term facility in US dollars at a fixed rate	2013	147.576
Long-term facility in US dollars at floating rates	2013	39.827

18. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

The breakdown of the "Others" line included in the "Other liabilities from financial transactions" caption is as follows:

	12.31.03	12.31.02
	Thousands of Pesos	
Collections and other transactions on behalf of third parties	23,010	34,272
Financial loan	181,153	254,092
Tender offer (Note 1)	122,895	-
Retail Bank Network	34,197	54,488
Others	718	1,151
Total	361,973	344,003

19. MISCELLANEOUS LIABILITIES

The breakdown of "Others" corresponding to the "Miscellaneous liabilities" caption is disclosed as follows:

	12.31.03	12.31.02
	Thousands of Pesos	
Sundry creditors	22,905	17,254
Other fees and expenses payable	2,829	2,274
Tax withholdings to be deposited	2,313	1,704
Taxes payable	13,125	6,028
Payroll withholdings and contributions	1,450	2,223
Salaries and social security charges payable	649	1,023

Others	6,862	7,638
Total	50,133	38,144

20. FINANCIAL EXPENSES

The breakdown of the "Others" line included in the "Financial expenses" caption is as follows:

	12.31.03	12.31.02
	Thousands of Pesos	
Quotation difference from US dollar holdings	210,359	-
Quotation difference from Euro holdings	38,098	-
Turnover tax on financial income	3,425	10,808
Premiums on repos and swap operations	-	27,206
Contribution to the deposit guarantee fund	342	766
Total	252,224	38,780

21. INCOME FROM SERVICES

The breakdown of the "Others" line included in the "Income from services" caption is as follows:

	12.31.03	12.31.02
	Thousands of Pesos	
Insurance premiums (Note 13)	48,271	60,273
Commissions and services connected with loans	19,704	28,280
Others	2,416	2,844
Total	70,391	91,397

22. EXPENDITURE FOR SERVICES

The breakdown of the "Others" line included in the "Expenses for services" caption is as follows:

Notes to the Financial Statements
Corresponding to the fiscal year ended December 31, 2003
In comparative format with the previous year

	12.31.03	12.31.02
	Thousands of Pesos	
Insurance claims (Note 13)	8,603	12,620
Turnover tax	498	2,352
Others	2,906	2,611
Total	12,007	17,583

23. ADMINISTRATIVE EXPENSES

The breakdown of the "Other operating expenses" line included in the "Administrative expenses" caption is as follows:

	12.31.03	12.31.02
	Thousands of Pesos	
Depreciation of bank premises and equipment	7,128	7,817
Intangible asset amortization	6,126	6621
Insurance	3,049	1,998
Rental	1,100	1,874
Telephony, electricity and mailing services	2,916	3,934
Software links	1,572	2,011
Maintenance and preservation of bank premises and equipment	3,283	2,922
Surveillance service	1,045	1,225
Others	1,465	2,057
Total	27,684	30,459

24. MISCELLANEOUS INCOME

The breakdown of the "Others" line included in the "Miscellaneous income" caption is as follows:

	12.31.03	12.31.02
	Thousands of Pesos	
Recovery of postal savings expenses	301	568
Rental income	623	851
Adjustments and interest on miscellaneous receivables	1,042	863
Gain on operations with premises and equipment and miscellaneous assets	2,773	106
Compensating bonds – Law 25796 (Note 3)	81,645	-
Recovery of interest on restructuring	88,016	-
Reversal of tax accrual	9,829	-
Others	12,249	3,612
Total	196,478	6,000

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 18, 2004
PRICE WATERHOUSE & CO.
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1

Ernesto M. Viñes
Director
Responsible for Presidence
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

25. MISCELLANEOUS LOSSES

The breakdown of the "Others" line included in the "Miscellaneous losses" caption is as follows:

	12.31.03	12.31.02
	Thousands of Pesos	
Depreciation of miscellaneous assets	693	666
Turnover tax	186	364
Other taxes	16,792	2,030
Loss on operations with premises and equipment and miscellaneous assets	5,157	753
Intangible assets written off	-	7,744
Donations	294	299
System for repayment of loans with discounts	16,323	43,951
Tax on personal assets – General Resolution 1497/02	1,077	-
Others	2,754	4,554
Total	43,276	60,361

26. DEPOSIT GUARANTEE INSURANCE SYSTEM

Law 24485, Decrees 540/95 and 1127/98 and Communication "A" 2337 and supplementary ones of the Argentine Central Bank provide that the institutions encompassed by the Financial Institutions Law should make a normal contribution equivalent to 0.03% of their monthly average daily balances of deposits in checking accounts, savings accounts, time deposits, special accounts, fixed-term investments and frozen balances stemming from the aforementioned deposits.

In addition to the normal contribution, the institutions are required to make a separate additional contribution, in proportion to the result obtained from the weighting of several factors.

Communication "A" 3064 of the Argentine Central Bank provides that, effective as of the date of payment of contributions corresponding to January 2000, the ordinary contribution is reduced to 0.015% provided that financial institutions enter into loan contracts with Seguro de Depósitos Sociedad Anónima ("SEDESA") allocated to the Deposits Guarantee Fund. Effective September 2000, Argentine Central Bank Communication "A" 3153 set aside the above-mentioned loans; notwithstanding this, the loan contracts arranged until that date will continue to be in force until the corresponding settlement thereof, under the terms and conditions agreed upon with SEDESA.

This System does not cover the transferable time deposits whose ownership has been acquired through endorsement, the placements attracted through systems which offer incentives in addition to the interest rate agreed upon, the deposits in which interest rates exceeding the reference rate established by the Argentine Central Bank are arranged, the deposits made by financial institutions with other brokers, including the time deposit certificates acquired through a secondary transaction, the deposits made by persons related to the Bank, either

directly or indirectly, time deposits of securities, acceptances or guarantees and the frozen balances arising from deposits and other liabilities excluded from that System.

27. SUBSIDIARY COMPANIES

The bank has equity interests in the following subsidiaries:

a. 99.99% of the BHN Sociedad de Inversión Sociedad Anónima's share capital, which amounts to Ps. 18,000 thousand. In addition, the Bank maintains irrevocable capital contributions of Ps.10,000 thousand. In turn, BHN Sociedad de Inversión Sociedad Anónima holds a 99.9976% equity interest in BHN Vida Sociedad Anónima and BHN Seguros Generales Sociedad Anónima, a 99% equity interest in BHN Seguros de Crédito Hipotecario Sociedad Anónima and a 75% equity interest in Mortgage Systems International, LLC.

b. 99.99% of BHN Inmobiliaria Sociedad Anónima's share capital, which amounts to Ps. 1,900 thousand. The corporate purpose of this comp any consists in real estate transactions.

c. 70% of the share capital of BACS Banco de Crédito y Securitización Sociedad Anónima, which amounts to Ps. 62,500 thousand. The principal line of business of this bank will consist in fostering the creation and development of a secondary market for mortgage loans in Argentina.

d. 99.99% of the share capital of VR-Tasaciones y Certificaciones Sociedad Anónima, which amounts to Ps. 200 thousand. This company's line of business is the appraisal and certification of all types of urban and rural real estate located in Argentina or abroad.

At December 31, 2003, the Bank's equity interest in the above-mentioned companies is reflected in accounts in the "Investments in other companies" caption.

The relevant total amounts arising from the December 31, 2003 financial statements of the controlled investees are as follows:

	BACS Banco de Crédito y	BHN Sociedad de Inversión	BHN Inmobiliaria S.A. (3)

Notes to the Financial Statements
Corresponding to the fiscal year ended December 31, 2003
In comparative format with the previous year

	Securitización S.A. (2)	S.A. (1) (2)	
		(In thousands of pesos)	
Assets	191,512	50,336	2,919
Liabilities	89,773	4,781	155
Minority interest	-	7,630	-
Shareholders' equity	101,739	37,925	2,764
Net loss	(7,974)	5,367	(381)

(1) Consolidated balances
(2) Financial statements at September 30, 2003.
(3) Financial statements at March 31, 2003.

28. RESTRICTION ON THE DISTRIBUTION OF PROFITS

No profits may be distributed when any financial year does not produce profits.

As provided for by Argentine Central Bank Communication "A" 3574, any distribution of profits will be suspended until notice is received to the contrary.

Furthermore, Argentine Central Bank Communication "A" 3785 dated October 29, 2002 restricted the distribution of cash dividends, to the extent that the Bank has decided to value its holdings of bonds received under Sections 28 and 29 of Decree 905/02 at their technical value, except for the amount of profits in excess of the difference between the carrying value and the market value of those bonds, net of the pertinent appropriation to legal reserve and to the reserve established by the Bank's by-laws (see Note 3).

Under the contracts signed as a result of the restructuring of the Bank's financial debt (Note 1), there are restrictions on the distribution of profits until such time as at least 60% of the total initial principal amount of the long-term and guaranteed tranches of the new debt has been amortized.

29. RUBRICATION OF BOOKS

At the date of these financial statements, the transactions conducted by the Bank had been recorded in the rubricated books, as called for by the regulations in force.

30. TRANSACTIONS CARRIED OUT WITH RELATED COMPANIES

The balances at December 31, 2003 are as follows:

Thousands of Pesos

Notes to the Financial Statements

Corresponding to the fiscal year ended December 31, 2003
In comparative format with the previous year

Miscellaneous receivables – Sundry Debtors	
BHN Vida S.A.	957
BHN Seguros Generales S.A.	109
BHN Sociedad de Inversión S.A.	5
BHN Inmobiliaria S.A.	146
BACS Banco de Crédito y Securitización S.A.	293
Deposits – Checking accounts and time deposits	
BHN Sociedad de Inversión S.A.	1,084
BHN Inmobiliaria S.A.	116
BHN Vida S.A.	1,199
BHN Seguros Generales S.A.	656
BHN Seguros de Crédito Hipotecario S.A.	104
BACS Banco de Crédito y Securitización S.A.	208
VR – Tasaciones y Certificaciones S.A.	1
	Thousands of Pesos
Balance to be Paid-In	
BHN Vida S.A.	(*)
BHN Seguros Generales S.A.	(*)
BHN Seguros de Crédito Hipotecario S.A.	(*)
Financial Expenditure	
BHN Sociedad de Inversión S.A.	5
BACS Banco de Crédito y Securitización S.A.	299
Income for Services	
BACS Banco de Crédito y Securitización S.A.	106

(*) BALANCES TO BE PAID-IN, IN PESOS

BHN Vida S.A.	90
BHN Seguros Generales S.A.	90
BHN Seguros de Crédito Hipotecario S.A.	90

31. INCOME TAX

In accordance with Law No. 24855 and its regulatory Decree No. 924/97, income obtained by the Bank as a result of loan operations formalized, agreed, undertaken or recognized through the date of registration of its by-laws are exempt from income tax; however, income provided by loan operations after that date are subject to this tax.

As a general rule, the income tax law admits the deduction of expenses incurred to obtain or maintain the source of taxable income. For purposes of deducting from the taxable income those expenses incurred to obtain jointly taxable and non-taxable income, expenses should be segregated accordingly.

Furthermore, the fiscal rule grants preeminence to the direct allocation method rather than the apportionment method to determine the deductible expenses. Thus, the apportionment method should only be used when it is not possible to make a direct allocation of expenses to the taxable income.

Until the fiscal year ended December 31, 1998 the Bank determined its income tax based on the expense apportionment method, treating as deductible the portion of expenses arising from applying to the total expenses incurred the ratio of taxable income to total income.

As from fiscal year ended December 31, 1999 income tax was calculated considering the direct relationship between expenses and the obtainment of taxable and non-taxable income, and the apportionment method was only used for those expenses which could not be directly allocated to each of the income producing sources.

The Bank has filed its income tax returns for the 1999, 2000 and 2001 and 2002 fiscal years adopting the above mentioned methodology. (See Notes 32 and 33).

32. MINIMUM NOTIONAL INCOME TAX

Minimum notional income tax was created by Law No. 25063 to be in effect for 10 years as from fiscal 1998 as a tax complementary of income tax. Minimum notional income tax consists in a minimum taxation, which assesses certain productive assets at the tax rate of 1%. The ultimate tax obligation will be the higher of minimum notional income tax or income tax. For financial entities, the taxable basis will be 20% of their computable assets. If in a fiscal year, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of any income tax excess over minimum notional income tax through the next ten years.

In view of the comment made in Note 31 in relation to the tax loss carry-forward determined by the Bank for last three fiscal years, the minimum notional income tax obligation was calculated at December 31, 2003, which amounted to Ps. 10,560 thousand.

33. CONTINGENT ASSETS

As described in Note 8.16 and as a result of the use of a different indicator for deducting interest for income tax computation purposes, for the fiscal year ended December 31, 2002, the Bank is reporting a loss carry-forward of approximately Ps. 3,131,604 thousand. At December 31, 2003 this amount is disclosed in memorandum accounts.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 18, 2004
PRICE WATERHOUSE & CO.
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1

Ernesto M. Viñes
Director
Responsible for Presidence
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

34. ACQUISITION BY THE BANK OF ITS OWN SHARES

At August 22, 2000, the Board of Directors resolved to authorize the acquisition of shares representing the Bank's own capital stock, within the terms of article 220, clause 2 of Law 19550. This authorization is due to the Bank's need to protect the price of the share in view of the volatility affecting the market, the low liquidity of which could expose the share to undesirable price fluctuations. On May 31, 2001, the Ordinary General Assembly approved this measure.

On the basis of the authorization mentioned in the preceding paragraph, in December 2000, the Bank acquired its own shares. At the closing date of these quarterly financial statements, the Bank's holding of its own shares has been recorded in the "Government and corporate securities" caption.

On January 20, 2004, the Bank sold 994,015 of its own class D shares, after the expiration of the time frame for shareholders to exercise their preemptive and accretion rights, according to the following detail:

1. 579,860 class D shares were awarded to the shareholders who exercised the preemptive right, for which the Bank collected a total amount of Ps. 4,018 thousand;
2. 414,155 class D shares were awarded to the shareholders who exercised the accretion right, for which the Bank collected a total amount of Ps. 2,870 thousand.

35. OVER-THE-COUNTER BROKER

The Bank's minimum shareholders' equity required by the Argentine Central Bank rules is in excess of that required by the National Securities Commission in Resolution No. 290, as amended, in order to act as an Over-the-Counter Broker and has been duly paid up at year end.

36. PUBLICATION OF FINANCIAL STATEMENTS

In line with the guidelines of Communication "A" 760, the prior involvement of the Argentine Central Bank is not required in order to publish these financial statements.

37. TRUST ACTIVITIES

Notes to the Financial Statements
Corresponding to the fiscal year ended December 31, 2003
In comparative format with the previous year

The Bank acts as the financial broker of certain construction projects, within the framework of its Securitization Operations – Line of Credit for Financing Construction Projects with Transfer of Trust Ownership.

For this transaction a trust is organized as collateral consisting of the assets included in the corresponding contracts, the trust ownership of which is transferred to the Bank as the Trustee. The Trustee exercises the powers it is granted by the Trust, to protect the Creditor's interests covered by the collateral.

At December 31, 2003, the receivables included in this transaction, which remain under assets, amounted to Ps. 8,605 thousand. The Bank manages certain construction projects as a result of enforcing its foreclosure rights on the collateral for those receivables. At December 31, 2003 the amount of these receivables was Ps. 7,116 thousand, which have been recognized in the "Mortgage Loans" line.

38. CONVERSION OF PROVINCIAL PUBLIC DEBT INTO SECURED BONDS

Decree 1579/02 issued by the Executive Branch established that the Trust Fund for Provincial Development should assume the provincial debts instrumented in the form of Government Securities, Treasury Bills or Loans. Furthermore, through Banco de la Nación Argentina, in its capacity as trustee, this Fund was to issue Secured Bonds to offer them as payment for debts of Argentine provinces with banks and financial entities.

The Bank, in its capacity as creditor of various provincial states, presented the documentation corresponding to the offer to accept the conversion of those amounts due into Secured Bonds.

On March 19, 2003, the Bank was notified of Resolutions Nos. 742/02 and 765/02 of the Ministry of Economy accepting the Offer for Conversion of Provincial Public Debt into Secured Bonds corresponding to the debts with: i) Province of Formosa, for an original principal amount of US$ 11,627 thousand, the amount to be exchanged being Ps. 16,884 thousand; and ii) Province of Buenos Aires, for an original principal amount of US$ 74,969 thousand, the amount to be exchanged being 103,347 thousand. Those bonds were deposited in the name of the Bank on July 3, 2003.

At the date of issue of these financial statements, approval by the Ministry of Economy of the remaining offers presented is pending.

39. SUBSEQUENT EVENTS

39. 1. CONTRACT OF OPTION TO PURCHASE EUROS

In view of the need to hedge the risk attached to the appreciation in the value of the Euro against the US dollar, given that the Bank has disclosed its liability in that currency, on January 5, 2004 options to purchase euros against US dollars were acquired for a notional amount of € 100,000 at a quotation of 1.2676, to be exercised within a term of one year.

39. 2. FINANCIAL HEDGING CONTRACT

On January 29, 2004, the Bank entered into a total return swap operation as a partial hedging for the Stock Appreciation Right clause ("StARS") included in the issuance of the Medium-term Secured Facility (Note 1). This operation involves 7,110,000 Class D ordinary shares in Banco Hipotecario Sociedad Anónima. The amount agreed under this operation was US$17,519 thousand.

39. 3. REPURCHASE OF NEGOTIABLE OBLIGATIONS AND BANK DEBT

During January 2004, the Bank proceeded to the early redemption of negotiable obligations and settlement of bank debt, according to the following detail:

1) Medium-term Guaranteed Bond (US$) for a nominal value of US$ 6,418 thousand, which represented a disbursement of US$ 5,466 thousand.

2) Medium-term Secured Facilities (US$) for a nominal value of US$ 8,252 thousand, which represented a disbursement of US$ 6,877 thousand.

3) Medium-term Secured Facilities (Pesos) for a nominal value of Ps. 56,182 thousand, which represented a disbursement of Ps. 47,334 thousand.

4) Long-term Facilities (US$) for a nominal value of US$ 5,020 thousand, which represented a disbursement of US$ 3,319 thousand.

These repurchases were authorized by the Bank's Board of Directors through Minutes No. 140 dated January 30, 2004.

(Free translation of the report issued for Argentine purposes in accordance with local generally accepted accounting principles)

Auditors' Report

To the Shareholders and Directors of
Banco Hipotecario Sociedad Anónima
Reconquista 151
Autonomous City of Buenos Aires

1. We have examined the balance sheet of Banco Hipotecario Sociedad Anónima as of December 31, 2003 and the related statements of income, changes in shareholders' equity and source and application of funds for the fiscal year then ended, together with the accompanying notes 1 to 39 and schedules A, B, C, D, E, F, G, H, I, J, K, L and N, which supplement them. Furthermore, we have examined the consolidated financial statements of Banco Hipotecario Sociedad Anónima and its subsidiaries for the fiscal year ended December 31, 2003, as well as consolidated Schedule B and Notes 1 to 5 to consolidated financial statements, which are presented as supplementary information. The preparation and issuance of these financial statements are the responsibility of the Bank.

2. Our examination was conducted in accordance with prevailing auditing standards, as approved by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires and included the auditing procedures established by the Argentine Central Bank in its CONAU-1 Communiqué regarding "Minimum standards for external audits" for the audit of annual financial statements. These standards require that the auditor plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatements and to form an opinion on the fairness of the significant information contained in the financial statements. An audit includes examining, on a selective test basis, evidence supporting the amounts and information disclosed in the financial statements. An audit also includes evaluating the accounting standards used in preparing them and the significant estimates made by the Bank, as well as evaluating the overall financial statement presentation. We consider that our audit provides a reasonable basis for the statement made in section 8.

3. As described in Note 2, in view of the Argentine economic crisis, the National Government issued measures that mainly affected fiscal 2002. The future development of the economic crisis may require that the Government modify some of the measures adopted or issue additional regulations. Accordingly, the Bank's financial statements should be read in the light of those circumstances.

4. Banco Hipotecario S.A. has prepared the December 31, 2003 financial statements in accordance with Argentine Central Bank regulations. However, as mentioned in Notes 2, 3, 4 and 5 to the financial statements, certain situations of uncertainty exist which could affect the Bank:

4.a) As mentioned in Note 3, the Bank has requested the crediting of compensating and coverage bonds established by sections 28 and 29 of Decree 905/02. The amount of principal requested in the form of bonds was recognized under "Holdings in investment accounts" and "Compensation receivable from the National Government" amounting to US$ 1,200,740 thousand, representing $ 3,521,771 thousand. This request is subject to the approval of the Argentine Central Bank. The final amount of those bonds has not been determined or settled so far.

4.b) The Bank has recorded an estimate of the compensation established by Law 25796, corresponding to the difference resulting from applying the Reference Stabilization Index to the loans subject to the Salary

Variation Index for $81,645 thousand. This additional compensation has not yet been regulated and settled by the Argentine Central Bank.

4.c) As mentioned in Note 2, the National Government has declared default on the servicing of the public debt at the end of 2001, and negotiations for its restructuring are currently under way. The Bank records in its consolidated financial statements government securities, secured loans under Decree 1387/01, loans to the provincial and municipal public sectors and the right to collect the amount of $ 4,901,253 thousand in compensating and coverage bonds, as established by Sections 28 and 29 of Decree No. 905/02 and Law 25796. More than 90% of this balance corresponds to financing and government bonds not included in the above-mentioned process for the restructuring of the sovereign debt. In view of the Argentine economic crisis, there is uncertainty as to whether the recoverable values of those assets will exceed their respective carrying values.

4.d) As described in Note 4 and as a consequence of the crisis in liquidity, profitability levels and solvency of the financial system in general and of Banco Hipotecario S.A. in particular, the Bank has submitted the rehabilitation and regularization plans requested by the Argentine Central Bank. So far, those plans have not been approved by the Argentine Central Bank. As mentioned in that Note, through Resolution No. 3, the Unit for the Restructuring of the Financial System notified and authorized the Argentine Central Bank to modify the conditions for the repayment of the financial assistance received.

5. As mentioned in Note 8 "Financial statement presentation basis", the Bank has prepared these financial statements applying the valuation and disclosure criteria established by the regulations of the Argentine Central Bank in its capacity as Financial Institutions Control Authority, through the issue of Circular CONAU-1, complementary regulations and amendments. However, as mentioned in Notes 8.18 and 9, those criteria for valuing certain assets and liabilities and the financial statement disclosure and presentation criteria established by the Control Authority are not in accordance with National Securities Commission regulations the and professional accounting standards in effect in the Autonomous City of Buenos Aires. The effects on the financial statements derived from the different valuation criteria have not been quantified by the Entity.

6. Our professional report dated February 19, 2003 on the December 31, 2002 financial statements included qualifications regarding uncertainties linked with the process for the restructuring of all series of negotiable obligations issued by the Bank, loans received from banks, other foreign entities and the assistance in the form of rediscounts and advances granted by the Argentine Central Bank to cover lack of liquidity. As mentioned in Note 4, through Resolution No. 3, the Unit for the Restructuring of the Financial System notified and authorized the Argentine Central Bank to modify the conditions for the repayment of that assistance. As indicated in Notes 1 and 4 to the financial statements, the uncertain situations related to those debt restructuring processes have been overcome, which led to the impact on these financial statements that has been detailed in those Notes.

7. The basic and consolidated financial statements of Banco Hipotecario S.A. for the fiscal year ended December 31, 2002, which are presented for comparative purposes, have been examined by us, with the scope mentioned in section 2., and we issued our professional report on them on February 19, 2003 with an abstention of opinion on the issues mentioned in sections 3, 4 a), 4 c), 4 d) and 6, and a qualification regarding the discrepancies between the Argentine Central Bank regulations and professional accounting standards mentioned in section 5.

8. In view of the effect on the financial statements that could derive from the resolution of the situations described in sections 3. and 4. and considering the departures from professional accounting standards mentioned in section 5., we are not in a position to issue and therefore do not issue any opinion on the basic and consolidated financial statements of Banco Hipotecario S.A. as of December 31, 2003 taken as a whole.

9. As called for by the regulations in force, we report that:

9.a) The financial statements mentioned in section 1. have been transcribed into the "Inventory and Balance Sheet Book" which is kept, in all formal respects in conformity with legal rules in force and Argentine Central Bank regulations. These financial statements have been prepared in all material respects, in compliance with the provisions of Law 19550 and regulations issued by the Argentine Central Bank and the National Securities Commission.

9.b) As of December 31, 2003, the liabilities accrued in respect of employee withholdings and employer contributions towards the National Social Security System, according to the accounting records and supporting schedules, amounted to $ 1,030,805.12, which were not yet due at that date.

Autonomous City of Buenos Aires, February 18, 2004

PRICE WATERHOUSE & Co.

(Partner)

Professional Registration of the Firm
CPCECABA T° 1 F° 1
Gabriela Slavich
Public Accountant (UBA)
CPCECABA T° 195 F°143

Report of the Syndics Committee

To the Shareholders and Directors of
BANCO HIPOTECARIO SOCIEDAD ANÓNIMA.
Reconquista 151
Autonomous City of Buenos Aires

1. In our capacity as Syndics of Banco Hipotecario Sociedad Anónima, we have examined the Balance Sheet as of December 31, 2003, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Sources and Application of Funds for the fiscal year then ended, as well as Notes 1 to 39, and Schedules A, B, C, D, E, F, G, H, I, J, K, L and N, which supplement them, which have been submitted by the Bank to our consideration. Furthermore, we have examined the consolidated financial statements of Banco Hipotecario Sociedad Anónima and its subsidiaries as of December 31, 2003, as well as consolidated Schedule B and Notes 1 to 5, which are presented as complementary information. Preparation and issuance of those documents are the responsibility of the Bank.

2. Our work was performed in accordance with standards applicable to syndics. These standards require syndics to examine the documents detailed in section 1. in accordance with prevailing auditing standards, and verify the consistency of the documents examined with the information concerning corporate decisions of which we have become aware, as disclosed in minutes, and evaluate the conformity of those decisions with the law and the by-laws insofar as concerns formal and documentary aspects.

   For purposes of our work involving the documents detailed in section 1., we have reviewed the work performed by the External Auditor Price Waterhouse & Co., which issued its report on February 18, 2004 and with which we concur, in accordance with prevailing auditing standards applicable for the examination of annual financial statements, in conformity with professional accounting standards and the "Minimum Standards on External Audits" issued by the Argentine Central Bank. That examination included verifying the planning of the work, as well as the nature, scope and timing of the procedures applied and the results of the examination performed by that Accounting Firm. An audit requires that the auditor plan and perform his work to obtain reasonable assurance that the financial statements are free of material misstatements or significant errors. An audit includes examining, on a selective test basis, the judgmental elements supporting the information disclosed in the financial statements, as well as evaluating the accounting standards used, the significant estimates made by the Board of Directors of the Bank and the overall financial statement presentation.

   It is not the responsibility of the Syndics Committee to perform any control over the management, so our examination did not cover the business decisions and criteria regarding the different areas of the Bank, as such matters are the exclusive responsibility of the Board of Directors.

3. As described in Note 2, in view of the Argentine economic crisis, the National Government issued measures that mainly affected the financial statements for fiscal 2002 and had a lower impact on the fiscal year ended December 31, 2003. Accordingly, the Bank's financial statements should be read in the light of those circumstances.

4. Banco Hipotecario S.A. has prepared the December 31, 2003 financial statements in accordance with Argentine Central Bank regulations.

5. As mentioned in Notes 2, 3, 4 and 5 to the financial statements, certain situations of uncertainty exist which could affect the Bank:

5.a) As mentioned in Note 3, the Bank has requested the crediting of compensating and coverage bonds established by sections 28 and 29 of Decree 905/02. The amount of principal requested in the form of bonds was recognized under "Holdings in investment accounts" and "Compensation receivable from the National Government" amounting to US$ 1,200,740 thousand, representing $ 3,521,771 thousand. This request is subject to the approval of the Argentine Central Bank. The final amount of those bonds has not been determined or settled so far.

5.b) The Bank has recorded an estimate of the compensation established by Law 25796, corresponding to the difference resulting from applying the Reference Stabilization Index to the loans subject to the Salary Variation Index for $81,645 thousand. This additional compensation has not yet been regulated and settled by the Argentine Central Bank.

5.c) As mentioned in Note 2, the National Government has declared default on the servicing of the public debt at the end of 2001, and negotiations for its restructuring are currently under way. The Bank records in its consolidated financial statements government securities, secured loans under Decree 1387/01, loans to the provincial and municipal public sectors and the right to collect the amount of $ 4,901,253 thousand in compensating and coverage bonds, as established by Sections 28 and 29 of Decree No. 905/02 and Law 25796. More than 90% of this balance corresponds to financing and government bonds not included in the above-mentioned process for the restructuring of the sovereign debt. In view of the Argentine economic crisis, there is uncertainty as to whether the recoverable values of those assets will exceed their respective carrying values.

5.d) As described in Note 4 and as a consequence of the crisis in liquidity, profitability levels and solvency of the financial system in general and of Banco Hipotecario S.A. in particular, the Bank has submitted the rehabilitation and regularization plans requested by the Argentine Central Bank. So far, those plans have not been approved by the Argentine Central Bank. As mentioned in that Note, through Resolution No. 3, the Unit for the Restructuring of the Financial System notified and authorized the Argentine Central Bank to modify the conditions for the repayment of the financial assistance received.

6. As mentioned in Note 8 "Financial statement presentation basis", the Bank has prepared these financial statements applying the valuation and disclosure criteria established by the regulations of the Argentine Central Bank in its capacity as Financial Institutions Control Authority, through the issue of Circular CONAU-1, complementary regulations and amendments. However, as mentioned in Notes 8.18 and 9, those criteria for valuing certain assets and liabilities and the financial statement disclosure and presentation criteria established by the Control Authority are not in accordance with National Securities Commission regulations and professional accounting standards in effect in the Autonomous City of Buenos Aires. The effects on the financial statements derived from the different valuation criteria have not been quantified by the Entity.

7. Our professional report dated February 19, 2003 on the December 31, 2002 financial statements included qualifications regarding uncertainties linked with the process for the restructuring of all series of negotiable obligations issued by the Bank, loans received from banks, other foreign entities and the assistance in the form of rediscounts and advances to cover lack of liquidity granted by the Argentine Central Bank. As mentioned in Note 4, through Resolution No. 3, the Unit for the Restructuring of the Financial System notified and authorized the Argentine Central Bank to modify the conditions for the repayment of that assistance. As indicated in Notes 1 and 4 to the financial statements, the uncertain situations related to those liability restructuring processes have been overcome, which led to the impact on these financial statements that has been detailed in those Notes.

8. The basic and consolidated financial statements of Banco Hipotecario S.A. for the fiscal year ended December 31, 2002, which are presented for comparative purposes, have been examined by us, with the scope mentioned in section 2., and we issued our professional report on them on February 19, 2003 with an abstention of opinion on the issues mentioned in sections 3, 5 a), 5 c), 5 d) and 7, and a qualification

regarding the discrepancies between the Argentine Central Bank regulations and professional accounting standards mentioned in section 6.

9. In view of the effect on the financial statements that could derive from the resolution of the situations described in sections 3. and 5. and considering the departures from professional accounting standards mentioned in section 6., we are not in a position to issue and therefore do not issue any opinion on the basic and consolidated financial statements of Banco Hipotecario S.A. as of December 31, 2003 taken as a whole.

10. As called for by the National Securities Commission regarding the independence of the external auditor and the nature of the auditing policies applied by the latter and the accounting policies followed by the Bank, the report issued by that external auditor includes a statement of compliance with prevailing auditing standards, that provide for the independence of the external auditor, and considering the observation mentioned in section 6. with regard to the accounting policies used by the Bank, no further observations have been made regarding the application of those standards and the professional accounting standards.

    In addition, we report that the attached financial statements stem from accounting records kept, in all formal respects, in conformity with legal regulations in force and those issued by the Argentine Central Bank. These financial statements have been prepared, in all material respects, in compliance with the provisions of Law 19550 and those issued by the Argentine Central Bank and the National Securities Commission.

Autonomous City of Buenos Aires, February 18, 2004

Dr. RICARDO FLAMMINI
For the Committee of Syndics

PRICEWATERHOUSECOOPERS

Price Waterhouse & Co.
Firma miembro de PricewaterhouseCoopers
Av. A. Moreau de Justo 270, Piso 2°
C1107AAF Ciudad Autónoma de Buenos Aires
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 9

INFORME DE LOS AUDITORES

Señores Accionistas y Directores de
Banco Hipotecario SA
Reconquista 151
Ciudad Autónoma de Buenos Aires

1. Hemos efectuado un examen de auditoría del estado de situación patrimonial de Banco Hipotecario SA al 31 de diciembre de 2003, de los correspondientes estados de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos por el ejercicio terminado en esa fecha, y las Notas 1 a 39 y Anexos A, B, C, D, E, F, G, H, I, J, K, L y N que los complementan. Además, hemos examinado los estados contables consolidados de Banco Hipotecario SA con sus sociedades controladas por el ejercicio terminado el 31 de diciembre de 2003, así como el Anexo B consolidado y Notas 1 a 5 consolidadas, los que se presentan como información complementaria. La preparación y emisión de los mencionados estados contables es responsabilidad de la Entidad.

2. Nuestro examen fue practicado de acuerdo con normas de auditoría vigentes, aprobadas por el Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires e incluyó los procedimientos de auditoría establecidos por el Banco Central de la República Argentina en su Circular CONAU-1 "Normas mínimas sobre auditorías externas" aplicables para la auditoría de estados contables anuales. Tales normas requieren que planifiquemos y realicemos nuestro trabajo con el objeto de obtener un razonable grado de seguridad de que los estados contables estén exentos de errores significativos y formamos una opinión acerca de la razonabilidad de la información relevante que contienen los estados contables. Una auditoría comprende el examen, sobre la base de pruebas selectivas, de evidencias que respaldan los importes y las informaciones expuestas en los estados contables. Una auditoría también comprende una evaluación de las normas contables aplicadas y de las estimaciones significativas hechas por la Entidad, así como una evaluación de la presentación general de los estados contables. Consideramos que la auditoría efectuada constituye una base razonable para fundamentar lo expuesto en el párrafo 8.

3. Tal como se describe en la Nota 2, como consecuencia de la crisis económica que afectó al país, el Gobierno Nacional emitió un conjunto de medidas que afectó principalmente al año 2002. La evolución futura de la crisis económica podría requerir que el Gobierno modifique alguna medida adoptada o emita regulaciones adicionales. En consecuencia, los estados contables de la Entidad deben ser leídos a la luz de estas circunstancias.

PRICEWATERHOUSECOOPERS

4. Banco Hipotecario SA ha preparado los estados contables al 31 de diciembre de 2003 según lo dispuesto por las normas del Banco Central de la República Argentina. Sin embargo y tal como se menciona en las Notas 2, 3, 4 y 5 a los estados contables, existen situaciones de incertidumbre que podrían afectar a la Entidad:

4.a) Según se menciona en la Nota 3, la Entidad ha solicitado la acreditación de los bonos de compensación y cobertura previstos en los artículos 28 y 29 del Decreto 905/02. El monto del capital solicitado de dichos bonos fue contabilizado en las cuentas "Tenencias en cuentas de inversión" y "Compensación a recibir del Gobierno Nacional" por un importe de miles de U$S1.200.740, que representan miles de $3.521.771. Dicha presentación se encuentra sujeta a la definición del Banco Central de la República Argentina. A la fecha, no ha sido determinado y liquidado el monto definitivo correspondiente a dichos bonos.

4.b) La Entidad ha registrado una estimación relacionada con la Compensación establecida por la Ley 25796 correspondiente a la diferencia que resulta de aplicar el Coeficiente de Estabilización de Referencia a los préstamos sujetos al ajuste del Coeficiente de Variación Salarial por un importe de miles de $81.645. Esta compensación adicional a la fecha se encuentra pendiente de reglamentación y liquidación por parte del Banco Central de la República Argentina.

4.c) Tal como se menciona en la Nota 2 el Gobierno Nacional ha declarado el incumplimiento del pago de los servicios de la deuda pública a fines del año 2001 encontrándose en curso la negociación para su reestructuración. La Entidad registra en sus estados contables consolidados títulos públicos, préstamos garantizados Decreto 1387/01, préstamos al sector público provincial y municipal, y derechos por los bonos de compensación y cobertura previstos en los artículos 28 y 29 del Decreto 905/02 y en la Ley 25796 por un importe de miles de $4.901.253. De dicho saldo más del 90% corresponden a financiaciones y títulos públicos no comprendidos en dicho proceso de reestructuración de la deuda soberana. Como consecuencia de la crisis económica argentina existe incertidumbre si los valores recuperables de los activos antes mencionados superarán a sus respectivos valores contables.

4.d) Como se describe en Nota 4 y consecuencia de la crisis de liquidez, rentabilidad, solvencia del sistema financiero en general y de Banco Hipotecario SA en particular, la Entidad ha presentado planes de encuadramiento solicitados por el Banco Central de la República Argentina. A la fecha, aún no han sido aprobados por parte de dicho organismo los mencionados planes. Como se enuncia en la citada Nota a través de la Resolución N° 3 de la Unidad de Reestructuración del Sistema Financiero el mencionado organismo notificó y autorizó al Banco Central de la República Argentina a modificar las condiciones de cancelación de las asistencias recibidas.

(97)

PRICEWATERHOUSECOOPERS

5. Tal como se menciona en la Nota 8 "Bases de presentación de los estados contables", la Entidad ha preparado los presentes estados contables aplicando los criterios de valuación y exposición dispuestos por las normas del Banco Central de la República Argentina que como Ente de Control de Entidades Financieras, ha establecido mediante la Circular CONAU-1, sus complementarias y modificatorias. Sin embargo, tal como se menciona en las Notas 8.18 y 9, los mencionados criterios de valuación para ciertos activos y pasivos y las normas de exposición y presentación de estados contables establecidas por el Ente de Contralor no están de acuerdo con las normas establecidas por la Comisión Nacional de Valores y las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires. Los efectos sobre los Estados Contables emergentes de los diferentes criterios de valuación no han sido cuantificados por la Entidad.

6. Nuestro informe profesional de fecha 19 de febrero de 2003 sobre los estados contables al 31 de diciembre de 2002 incluyó salvedades por incertidumbre vinculadas con el proceso de reestructuración de todas las series de obligaciones negociables de la Entidad, los préstamos recibidos de bancos, otras entidades del exterior y las asistencias por redescuento y adelantos por iliquidez otorgados por el Banco Central de la República Argentina. Tal como se menciona en Nota 4 a través de la Resolución N° 3 de la Unidad de Reestructuración del Sistema Financiero el mencionado organismo notificó y autorizó al Banco Central de la República Argentina a modificar las condiciones de cancelación de las asistencias mencionadas. Tal como se menciona en las Notas 1 y 4 a los estados contables, las circunstancias de incertidumbre relacionadas con dichos procesos de reestructuración de pasivos fueron resueltas; generando los impactos en los presentes estados contables que se detallan en las mencionadas Notas.

7. Los estados contables básicos y consolidados de Banco Hipotecario SA correspondientes al ejercicio terminado el 31 de diciembre de 2002, que se presentan a efectos comparativos, fueron examinados por nosotros, con el alcance que se mencionada en el párrafo 2., habiendo emitido nuestro informe profesional el 19 de febrero de 2003, con una abstención de opinión relacionada con los puntos mencionados en los párrafos 3, 4 a), 4 c) 4 d) y 6 y una salvedad relacionada con las discrepancias entre normas del Banco Central de la República Argentina y las normas contables profesionales mencionadas en el párrafo 5.

8. Debido al efecto que sobre los estados contables pudiera tener la resolución de las situaciones descriptas en los párrafos 3. y 4. y considerando los desvíos a normas contables profesionales mencionado en el párrafo 5. no estamos en condiciones de expresar y, por lo tanto, no expresamos una opinión sobre los estados contables básicos y los estados contables consolidados de Banco Hipotecario SA al 31 de diciembre de 2003, tomados en su conjunto.

PRICEWATERHOUSECOOPERS

9. En cumplimiento de disposiciones vigentes, informamos que:

9.a) Los estados contables mencionados en el párrafo 1., se encuentran asentados en el libro de "Inventarios y Balances", los cuales, son llevados en sus aspectos formales de conformidad con las normas legales vigentes y las reglamentarias del Banco Central de la República Argentina. Los mismos han sido preparados en sus aspectos significativos, considerando la Ley 19550 y las normas emitidas por el Banco Central de la República Argentina y la Comisión Nacional de Valores.

9.b) Al 31 de diciembre de 2003 las deudas a pagar en concepto de aportes y contribuciones con destino al Régimen Nacional de Seguridad Social que surgen de los registros contables y planillas soportes, ascienden a $1.030.805,12, no siendo exigibles a esa fecha.

Ciudad Autónoma de Buenos Aires, 18 de febrero de 2004.

PRICE WATERHOUSE & Co.

(Socio)

CPCECABA Tomo 1 Folio 1 RAPU
Gabriela I. Slavich
Contador Público (UBA)
CPCE Ciudad Autónoma de Buenos Aires
Tomo 195 – Folio 143

Consejo Profesional de Ciencias Economicas de la Ciudad Autonoma de Buenos Aires

Nº E 1356997

Buenos Aires, 17/ 3/2004 01 0 T. 79 Legalización Nº 314226

CERTIFICAMOS, de acuerdo con las facultades otorgadas a este CONSEJO PROFESIONAL por las leyes 466 (Art. 2, Inc. D y J) y 20.488 (Art. 21, Inc. I), la autenticidad de la firma inserta el 18/ 2/2004 en BALANCE de fecha 31/12/2003 perteneciente a BCO.HIPOTECARIO S.A. para ser presentada ante , que se corresponde con la que el Dr. SLAVICH GABRIELA INES 27-17773918-4 tiene registrada en la matrícula CP T° 0195 F° 143 y que se han efectuado los controles de matrícula vigente, incumbencia, control formal del informe profesional y de congruencia formal macroscópica de la firma y que signa en carácter de socio de: PRICE WATERHOUSE Soc.1 T° 1 F° 1

Rec 1680.8

LA PRESENTE LEGALIZACIÓN NO ES VÁLIDA SI CARECE DEL SELLO Y FIRMA DEL SECRETARIO DE LEGALIZACIONES.

Dr. JUAN CARLOS RICO
CONTADOR PUBLICO (U.B.A.)
SECRETARIO DE LEGALIZACIONES

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL CONSOLIDADO

Correspondiente al ejercicio económico finalizado el 31/12/2003
Comparativo con el ejercicio anterior
En miles de pesos

RECEIVED
2005 NOV 21 P 12:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ACTIVO	2003	2002
A Disponibilidades	**414.275**	**122.854**
Efectivo	50.019	51.338
Bancos y corresponsales	256.115	71.516
Otras - tenencia de oro y plata	108.141	-
B Títulos públicos y privados (Nota 2.4.)	**1.419.158**	**1.433.590**
Tenencias en cuentas de inversión	942.605	1.235.830
Tenencias para operaciones de compra-venta o intermediación	88.186	35.759
Títulos públicos sin cotización	369.111	128.335
Inversión en títulos privados con cotización	34.761	45.659
Previsiones	(15.505)	(11.993)
C Préstamos (Anexo B y Notas 2.3. y 2.5.)	**2.428.336**	**2.943.900**
Al sector público no financiero	777.193	835.226
Al sector financiero	29.608	7.493
Al sector privado no financiero y residentes en el exterior	2.041.213	2.686.313
Adelantos	105.370	99.741
Hipotecarios	1.851.706	2.248.548
Cobros no aplicados	(14.153)	(13.195)
Personales	3.029	-
Otros	57.844	309.154
Intereses y diferencias de cotización devengados a cobrar	37.417	42.065
Previsiones	(419.678)	(585.132)
D Otros créditos por intermediación financiera (Anexo B y Notas 2.3. y 2.6.)	**3.293.784**	**3.619.241**
Banco Central de la República Argentina	8.429	2.014
Montos a cobrar por ventas contado a liquidar y a término	5.111	55.913
Especies a recibir por compras contado a liquidar y a término	-	-
Otros no comprendidos en las normas de clasificación de deudores	2.798.574	3.161.259
Otros comprendidos en las normas de clasificación de deudores	486.703	411.790
Intereses dev. a cobrar comp. en las normas de clasif. de deudores	25.096	16.471
Previsiones	(30.129)	(28.206)

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 18/02/2004
Price Waterhouse & Co.
(Socio)

Ernesto M. Viñes
Director
a/c Presidencia

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL CONSOLIDADO

Correspondiente al ejercicio económico finalizado el 31/12/2003
Comparativo con el ejercicio anterior
En miles de pesos

	2003	2002
F Participaciones en otras sociedades (Nota 2.7.)	2.775	2.616
Otras	2.775	2.616
G Créditos diversos	346.585	39.593
Otros	366.320	69.317
Intereses devengados a cobrar	1.698	1.711
Previsiones	(21.433)	(31.435)
H Bienes de uso (Nota 2.8.)	**95.844**	**101.853**
I Bienes diversos (Nota 2.8.)	**31.194**	**35.566**
J Bienes intangibles (Nota 2.10.)	**2.571**	**15.127**
Gastos de organización y desarrollo	2.571	15.127
K Partidas pendientes de imputación	**5.253**	**18.128**
TOTAL DE ACTIVO	8.039.775	8.332.468

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 18/02/2004
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Banco Hipotecario

ESTADO DE SITUACION PATRIMONIAL CONSOLIDADO

Correspondiente al ejercicio económico finalizado el 31/12/2003
Comparativo con el ejercicio anterior
En miles de pesos

	2003	2002
PASIVO		
M Depósitos (Notas 2.3. y 2.11.)	128.843	120.580
Sector público no financiero	18.405	14.496
Sector financiero	4.241	6.193
Sector privado no financiero y residentes en el exterior	106.197	99.891
Cuentas corrientes	19.668	5.633
Caja de ahorros	33.693	21.176
Plazo fijo	16.892	114
Otros	25.532	61.755
Intereses y diferencias de cotización devengados a pagar	10.412	11.213
N Otras obligaciones por intermediación financiera (Notas 2.3., 2.12. y 2.13.)	5.844.129	6.570.052
Banco Central de la República Argentina - Otros -	2.102.610	2.041.986
Redescuento para atender situaciones de iliquidez	-	46.351
Otros	2.102.610	1.995.635
Bancos y organismos internacionales	311.450	537.300
Obligaciones negociables no subordinadas	2.650.939	3.021.178
Montos a pagar por compras contado a liquidar y a término	7.016	77.261
Especies a entregar por ventas contado a liquidar y a término	-	-
Primas por opciones lanzadas	2.820	-
Financiaciones recibidas de entidades financieras locales	214.174	226.694
Otras	361.973	344.003
Intereses y diferencias de cotización devengados a pagar	193.147	321.630
O Obligaciones Diversas	60.254	43.744
Honorarios	3.863	2.263
Otras	56.391	41.481
P Previsiones (Nota 2.9.)	287.279	123.972
R Partidas pendientes de imputación	289	9.241
TOTAL DE PASIVO	6.320.794	6.867.589
T Participación de terceros	38.156	39.275
PATRIMONIO NETO (Nota 2.18.)	1.680.825	1.425.604
TOTAL DE PASIVO MAS PATRIMONIO NETO	8.039.775	8.332.468

Las notas son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Firmado a los efectos de su identificación con nuestro informe de fecha 18/02/2004
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

BANCO HIPOTECARIO

ESTADO DE RESULTADOS CONSOLIDADO

Correspondiente al ejercicio económico finalizado el 31/12/2003
Comparativo con el ejercicio anterior
En miles de pesos

	2003	2002
A Ingresos financieros	**968.563**	**856.822**
Intereses por disponibilidades	614	1.023
Intereses por préstamos al sector financiero	343	3.903
Intereses por adelantos	8.723	2.873
Intereses por préstamos hipotecarios	193.752	265.475
Intereses por otros préstamos	9.800	8.482
Intereses por otros créditos por intermediación financiera	55.822	52.608
Resultado neto por opciones	-	548
Resultado reestructuración obligaciones negociables	231.998	-
Resultado préstamos garantizados - Decreto 1387/01.	45.602	35.158
Ajuste por cláusula CER	35.275	331.343
Ajuste por cláusula CVS	73.886	-
Resultado reestructuración préstamos financieros	254.404	-
Otros	58.344	155.409
B Egresos financieros	**594.940**	**1.303.079**
Intereses por depósitos en cuentas corrientes	90	210
Intereses por depósitos en cajas de ahorros	386	129
Intereses por depósitos en plazo fijo	1.193	5.743
Intereses por financiaciones del sector financiero	10.838	73.335
Intereses por otras obligaciones por intermediación financiera	143.228	428.671
Otros intereses	50.155	130.710
Resultado neto de títulos públicos y privados	59.295	88.872
Resultado neto por opciones	172	-
Ajuste por clúausula CER	70.047	567.281
Otros	259.536	8.128
MARGEN BRUTO DE INTERMEDIACION	373.623	(446.257)
C Cargo por incobrabilidad	**33.359**	**428.788**
D Ingresos por servicios	**73.540**	**106.124**
Vinculados con operaciones activas	202	-
Vinculados con operaciones pasivas	3.022	3.575
Otros	70.316	102.549
E Egresos por servicios	**31.434**	**66.027**
Comisiones	19.047	47.980
Otros	12.387	18.047
F Resultado monetario por intermediación financiera	(10.105)	(2.440.963)

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación
con nuestro informe de fecha 18/02/2004
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T°1 F°1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

BANCO HIPOTECARIO

ESTADO DE RESULTADOS CONSOLIDADO

Correspondiente al ejercicio económico finalizado el 31/12/2003
Comparativo con el ejercicio anterior
En miles de pesos

	2003	2002
G Gastos de administración	**129.799**	**152.322**
Gastos en personal	74.164	91.045
Honorarios a directores y síndicos	2.077	2.815
Otros honorarios	6.634	9.281
Propaganda y publicidad	1.457	539
Impuestos	8.274	10.755
Otros gastos operativos	34.163	35.071
Otros	3.030	2.816
H Resultado monetario por egresos operativos	**42**	**14.128**
RESULTADO NETO POR INTERMEDIACION FINANCIERA	**242.508**	**(3.414.105)**
I Participación de terceros	**931**	**23.775**
J Utilidades diversas	**264.895**	**57.627**
Resultado por participaciones permanentes	284	-
Intereses punitorios	15.026	11.882
Créditos recuperados y previsiones desafectadas	53.130	38.432
Ajuste cláusula CER	-	907
Otros	196.455	6.406
K Pérdidas diversas	**251.458**	**146.405**
Resultado por participaciones permanentes	-	3.180
Intereses punitorios y cargos a favor del BCRA	81	26
Cargos por incob. de cred. diversos y por otras prev.	204.968	82.386
Otros	46.409	60.813
L Resultado monetario por otras operaciones	**26**	**56.227**
RESULTADO NETO ANTES DEL IMPUESTO A LAS GANANCIAS	**256.902**	**(3.422.881)**
M Impuesto a las ganancias	**1.700**	**-**
RESULTADO NETO DEL EJERCICIO-GANANCIA-ANTES DE LA ABSORCION	**255.202**	**(3.422.881)**
Absorción "Ad - referendum" de la Asamblea		
- con diferencia de valuación no realizada (Nota 2.18.)	**-**	**359.235**
RESULTADO NETO DEL EJERCICIO-GANANCIA-DESPUES DE LA ABSORCION	**255.202**	**(3.063.646)**

Las notas son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 18/02/2004
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ESTADO DE ORIGEN Y APLICACION DE FONDOS CONSOLIDADO

Correspondiente al ejercicio económico finalizado el 31/12/2003
Comparativo con el ejercicio anterior
En miles de pesos

	2003	2002
Variación de fondos		
Disponibilidades al inicio del período reexpresadas	122.854	129.298
Aumento (disminuciones) de los fondos	291.421	(6.444)
Disponibilidades al cierre del período	414.275	122.854
Causas de variación de los fondos		
Más:		
Ingresos financieros cobrados	449.365	762.475
Ingresos por servicios cobrados	76.703	137.631
Menos:		
Egresos financieros pagados	35.637	1.061.463
Egresos por servicios pagados	31.434	66.027
Gastos de administración pagados	111.235	171.061
Fondos originados en (o aplicados a) las operaciones ordinarias	347.762	(398.445)
Otras causas de origen de fondos	400.994	4.778.119
Aumento neto de depósitos	9.113	-
Aumento neto de otras oblig. por interm. financiera	-	1.830.141
Aumento neto de otros pasivos	45.433	-
Disminución neta de títulos públicos y privados	79.942	-
Disminución neta de préstamos	240.877	2.574.543
Disminución neta de otros activos	-	78.925
Disminucion neta de otros creditos por intermediacion financiera	25.629	-
Otros orígenes de fondos	-	294.510
Total de orígenes de fondos	748.756	4.379.674
Otras causas de aplicación de fondos	456.408	4.286.101
Aumento de títulos públicos y privados	-	1.179.741
Aumento de otros créditos por intermediación financiera	-	564.976
Aumento neto de otros activos	286.696	-
Disminución neta de depósitos	-	226.083
Disminucion neta de otras obligaciones por intermediación financiera	118.575	-
Disminución neta de otros pasivos	-	44.709
Otras aplicaciones de fondos	51.137	2.270.592
Total de aplicaciones de fondos	456.408	4.286.101
Resultado monetario generado por disponibilidades	927	100.017
Aumento (disminución) de los fondos	291.421	(6.444)

Las notas son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerente de Contaduría
General
BANCO HIPOTECARIO S.A.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

Firmado a los efectos de su identificación
con nuestro informe de fecha 18/02/2004
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela L. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

BANCO HIPOTECARIO

CUENTAS DE ORDEN CONSOLIDADO

Correspondiente al ejercicio económico finalizado el 31/12/2003
Comparativo con el ejercicio anterior
En miles de pesos

	2003	2002
DEUDORAS	**10.540.564**	**7.205.513**
Contingentes	**7.467.741**	**3.656.559**
Créditos acordados	-	98.289
Garantías recibidas	1.969.694	2.407.878
Otras no comp. en las normas de clasif. de deudores	3.131.604	253.788
Cuentas contingentes deudoras por contra	2.366.443	896.604
De control	**3.055.738**	**3.548.954**
Créditos clasificados irrecuperables	788.484	537.360
Otras	2.267.172	3.011.594
Cuentas de control deudoras por contra	82	-
De derivados	**17.085**	-
Otras	7.010	-
Cuentas de derivados deudoras por contra	10.075	-
ACREEDORAS	**10.540.564**	**7.205.513**
Contingentes	**7.467.741**	**3.656.559**
Créditos acordados (saldos no utilizados) comp. en las normas de clasif. de deudores (Anexo B)	932	4.351
Garantías otorgadas al BCRA	491.205	869.346
Otras garantías otorgadas no comprendidas en las normas de clasificación de deudores	32.730	41.359
Cuentas contingentes acreedoras por contra	6.942.874	2.741.503
De control	**3.055.738**	**3.548.954**
Valores por acreditar	1	143
Cuentas de control acreedoras por contra	3.055.737	3.548.811
De derivados	**17.085**	-
Valor "nocional" de opciones por compra lanzadas	10.075	-
Cuentas de derivados acreedoras por contra	7.010	-

Las notas son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 18/02/2004
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T°1 F°1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

BANCO HIPOTECARIO

ANEXO (B)

CLASIFICACION DE LAS FINANCIACIONES POR SITUACION Y GARANTIAS RECIBIDAS CONSOLIDADO

Correspondiente al ejercicio económico finalizado el 31/12/2003
Comparativo con igual período del ejercicio anterior
En miles de pesos

CARTERA COMERCIAL	2003	2002
En situación normal	**1.149.174**	**1.317.492**
Con garantías y contragarantías preferidas "B"	20.632	17.876
Sin garantías ni contragarantías preferidas	1.128.542	1.299.616
Con seguimiento especial	**1.610**	**565**
Con garantías y contragarantías preferidas "B"	1.610	565
Sin garantías ni contragarantías preferidas	-	-
Con problemas	-	-
Con garantías y contragarantías preferidas "B"	-	-
Sin garantías ni contragarantías preferidas	-	-
Con alto riesgo de insolvencia	**1.640**	**9.580**
Con garantías y contragarantías preferidas "B"	428	2.222
Sin garantías ni contragarantías preferidas	1.212	7.358
Irrecuperable	**12.579**	**97.921**
Con garantías y contragarantías preferidas "B"	-	16.847
Sin garantías ni contragarantías preferidas	12.579	81.074
Irrecuperable por disposición técnica	**1.017**	-
Con garantías y contragarantías preferidas "B"	-	-
Sin garantías ni contragarantías preferidas	1.017	-
TOTAL CARTERA COMERCIAL	1.166.020	1.425.558

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 18/02/2004
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ANEXO (B)

Continuación

CLASIFICACION DE LAS FINANCIACIONES POR SITUACION Y GARANTIAS RECIBIDAS CONSOLIDADO

Correspondiente al ejercicio económico finalizado el 31/12/2003
Comparativo con igual periodo del ejercicio anterior
En miles de pesos

CARTERA DE CONSUMO Y VIVIENDA	2003	2002
Cumplimiento normal	**1.605.024**	**1.649.108**
Con garantías y contragarantías preferidas "B"	1.518.452	1.582.455
Sin garantías ni contragarantías preferidas	86.572	66.653
Cumplimiento inadecuado	**159.417**	**239.842**
Con garantías y contragarantías preferidas "B"	150.294	229.902
Sin garantías ni contragarantías preferidas	9.123	9.940
Cumplimiento deficiente	**85.163**	**162.184**
Con garantías y contragarantías preferidas "B"	80.397	155.370
Sin garantías ni contragarantías preferidas	4.766	6.814
De difícil recuperación	**98.750**	**204.578**
Con garantías y contragarantías preferidas "B"	88.280	193.144
Sin garantías ni contragarantías preferidas	10.470	11.434
Irrecuperable	**221.734**	**254.060**
Con garantías y contragarantías preferidas "B"	109.975	186.448
Sin garantías ni contragarantías preferidas	111.759	67.612
Irrercuperable por disposición Técnica	**24.637**	**26.314**
Con garantías y contragarantías preferidas "B"	19.251	23.049
Sin garantías ni contragarantías preferidas	5.386	3.265
TOTAL CARTERA DE CONSUMO Y VIVIENDA	2.194.725	2.536.086
TOTAL GENERAL	3.360.745	3.961.644

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 18/02/2004
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

1. BASES DE CONSOLIDACION

Los presentes estados contables reflejan las operaciones consolidadas de Banco Hipotecario Sociedad Anónima correspondientes a los ejercicios económicos finalizados el 31 de diciembre de 2003 y 2002 y BACS Banco de Crédito y Securitización Sociedad Anónima y BHN Sociedad de Inversión Sociedad Anónima correspondientes al período económico finalizado el 30 de septiembre de 2003 y al ejercicio económico finalizado el 31 de diciembre de 2002.

No obstante mantener el Banco Hipotecario Sociedad Anónima el control accionario en BHN Inmobiliaria Sociedad Anónima y a partir del 3 octubre de 2000 en VR–Tasaciones y Certificaciones Sociedad Anónima, dichas participaciones no han sido consolidadas dado que la gerencia considera que para el primer caso su actividad no resulta homogénea ni complementaria con la del Banco y la segunda por ser poco significativa.

La participación de Banco Hipotecario Sociedad Anónima en las sociedades consolidadas y no consolidadas al 31 de diciembre de 2003 es la siguiente:

- BACS Banco de Crédito y Securitización Sociedad Anónima: 43.750.000 de acciones escriturales ordinarias de $ 1 cada una con derecho a un voto por acción que representa el 70% del capital social.
- BHN Sociedad de Inversión Sociedad Anónima: 17.999.920 de acciones escriturales ordinarias de valor $1 cada una con derecho a un voto por acción que representan el 99,99% del capital social.
- BHN Inmobiliaria Sociedad Anónima: 1.899.880 de acciones escriturales ordinarias de valor $ 1 cada una con derecho a un voto por acción que representan 99,99% del capital social.
- VR – Tasaciones y Certificaciones Sociedad Anónima: 100.000 de acciones ordinarias de valor $ 1 cada una con derecho a un voto por acción que representan el 99,99% del capital social.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

El procedimiento para la incorporación de las cuentas correspondientes a las sociedades controladas y consolidadas BHN Sociedad de Inversión Sociedad Anónima - consolidada - y BACS Banco de Crédito y Securitización Sociedad Anónima fue el siguiente:

1.1. El estado contable del Banco ha sido preparado de acuerdo a normas de exposición y valuación de Banco Central de la República Argentina, incluyendo los saldos consolidados línea por línea del estado de situación patrimonial, estado de resultados, cuentas de orden, estado de origen y aplicación de fondos y anexo B.

1.2. Se eliminaron del estado de situación patrimonial, estado de resultados, cuentas de orden, de origen y aplicación de fondos y anexo B las partidas originadas en operaciones entre las sociedades, no trascendidas a terceros.

1.3. La porción del patrimonio neto de la sociedad controlada de propiedad de terceros, se expone en el estado de situación patrimonial consolidado en la línea "participación de terceros".

1.4. La porción del resultado de la sociedad controlada que corresponde a terceros, se expone en el estado de resultado consolidado en la línea "participación de terceros".

2. BASES DE PRESENTACION DE LOS ESTADOS CONTABLES CONSOLIDADOS

Los estados contables consolidados de Banco Hipotecario Sociedad Anónima han sido preparados de acuerdo a las disposiciones de la Comunicación "A" 2813 complementarias y modificatorias emitidas por el Banco Central de la República Argentina referidas al Régimen Informativo Contable para publicación trimestral/anual y con los lineamientos de la Resolución Técnica N° 8 de la Federación Argentina de Consejos Profesionales en Ciencias Económicas.

Los estados contables consolidados de BHN Sociedad de Inversión Sociedad Anónima y estados contables básicos de BACS Banco de Crédito y Securitización Sociedad Anónima han sido preparados teniendo en cuenta criterios similares a los aplicados por Banco Hipotecario Sociedad Anónima.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

A partir del 1 de enero de 2002, y como consecuencia de la aplicación de la Comunicación "A" 3702, basada en la derogación de toda norma legal y reglamentaria que impedía la reexpresión de saldos contables a moneda de cierre, el Banco ha reanudado la aplicación del Ajuste por Inflación, siguiendo el método de reexpresión establecido por la Resolución Técnica Nro. 6 de la Federación Argentina de Consejos Profesionales en Ciencias Económicas.

Con fecha 25 de marzo de 2003, el Poder Ejecutivo Nacional emitió el Decreto 664 que establece que los estados contables de ejercicios que cierran a partir de dicha fecha sean expresados en moneda nominal. En consecuencia, y de acuerdo con la Comunicación "A" 3921 del BCRA, se discontinuó la reexpresión de los estados contables a partir del 1 de marzo de 2003.

Los estados contables se presentan en forma comparativa con los del ejercicio anterior. A tal efecto, los estados contables del ejercicio finalizado el 31 de diciembre de 2002, fueron reexpresados a moneda del 28 de febrero de 2003, mediante la aplicación del coeficiente de ajuste derivado del índice de precios internos al por mayor publicado por el Instituto Nacional de Estadísticas y Censos (INDEC).

Los principales criterios de exposición y valuación seguidos para su preparación, se describen a continuación:

2.1. Activos y pasivos en moneda extranjera

Se han valuado al tipo de cambio de referencia del dólar estadounidense difundido por el BCRA o en el caso de tratarse de monedas distintas, se convirtieron a dólar estadounidense utilizando los tipos de pase comunicados por la mesa de operaciones del BCRA, vigentes al cierre de las operaciones del último día hábil de los ejercicios finalizados el 31 de diciembre de 2003 y 2002.

2.2. Activos en oro y otros metales preciosos

Las tenencias de oro y plata han sido valuadas utilizando la última cotización cierre vendedor registrada en el mercado de Londres, en dólares estadounidenses, neto de los gastos directos de venta y convertidos a pesos al tipo de cambio de referencia del dólar estadounidense difundido por el BCRA vigente al cierre de las operaciones del último día hábil del ejercicio finalizado el 31 de diciembre de 2003.

Atento lo dispuesto mediante Comunicación "A" 2290 del BCRA, las tenencias de plata han sido incluidas en el rubro Disponibilidades teniendo en cuenta que: i) cuentan con un valor de mercado que surge de cotizaciones diarias de transacciones relevantes y ii) son amonedados o conforman "barras de buena entrega" de acuerdo con la normativa contemplada por el Ente Rector.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003

Comparativo con el ejercicio anterior

2.3. Devengamiento de intereses y ajustes de capital (CER y CVS)

El devengamiento de intereses para la totalidad de las operaciones activas y ciertas operaciones pasivas, en moneda nacional y en moneda extranjera y cuyo lapso de vigencia supere los noventa y dos días se ha efectuado siguiendo el método exponencial, interrumpiéndose el devengamiento de intereses para préstamos cuya mora supera los noventa días.

Los ajustes de capital por aplicación del CER fueron devengados de acuerdo con normas emitidas por el BCRA, interrumpiéndose el devengamiento mismo para préstamos cuya mora supera los noventa días.

2.4. Títulos públicos y privados

Con cotización - Del país y del exterior:

Los títulos clasificados en las cuentas de "Tenencias para operaciones de compra-venta o intermediación" e "Inversiones en títulos privados con cotización" se han valuado de acuerdo al valor de cotización al último día de operaciones del ejercicio, excepto las acciones propias que fueron vendidas en enero de 2004 y que han sido valuadas a su valor de realización, y con la deducción de la previsión estimada, en caso de corresponder o a su valor residual técnico en los casos de los títulos privados que están autorizados a cotizar en euromercados y en la Bolsa de Comercio de Buenos Aires.

Los Bonos del Gobierno Nacional BODEN en US$ 2012 clasificados en las cuentas de "Tenencias en cuentas de inversión" se han incorporado por su valor técnico, con los considerandos establecidos en la Comunicación "A" 3785. Al fin de cada ejercicio se acrecientan en función de los intereses devengados según las condiciones de emisión. El nuevo saldo en moneda extranjera se convierte a pesos según el tipo de cambio de referencia publicado por el BCRA.

Los Bonos del Gobierno Nacional BODEN recibidos en dación en pago de titulares de préstamos hipotecarios han sido valuados a su poder cancelatorio de asistencias recibida del BCRA, esto es a $1.40 más CER.

Los títulos públicos nacionales originalmente emitidos en moneda extranjera y bajo legislación local, han sido pesificados a la relación $1,40 por dólar estadounidense, de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

Sin cotización - Del país:

Los títulos clasificados en las cuentas de "Títulos públicos sin cotización" se encuentran valuados al valor de costo más las rentas devengadas pendientes de cobro.

Se encuentran registrados "Bonos Garantizados" emitidos por el Fondo Fiduciario para el Desarrollo Provincial recibidos en el marco del Decreto N° 1579/02, Resolución 539/02 del Ministerio de Economía y normas complementarias. Los mismos han sido valuados a valor presente de acuerdo con los lineamientos expresados en la Comunicación "A" 3911, complementarias y modificatorias.

2.5. Préstamos

La cartera de préstamos en situación regular y cuya mora no supere los noventa días se encuentra valuada por los capitales efectivamente prestados, más los intereses capitalizados, netos de amortizaciones de capital percibidas y reconsideraciones de saldos de deuda, más ajustes (CER y CVS, en los casos que corresponda) e intereses devengados a cobrar y deducida la previsión estimada para cubrir riesgos de incobrabilidad.

Los préstamos garantizados se valuaron hasta el 28 de febrero de 2003 de acuerdo al origen de los mismos, como i) recibidos por el canje de títulos públicos nacionales, de acuerdo con lo establecido por el Decreto 1387/01, a la relación establecida por el Ministerio de Economía (valor nominal más intereses corridos al 6 de noviembre de 2001 menos cupones a cobrar hasta el 30 de noviembre de 2001), manteniendo al efecto el valor que dichos títulos públicos registraban en cuentas de inversión, ii) recibidos en canje por títulos públicos aceptados por cancelación de préstamos que se encontraban en situación irregular (Comunicación "A" 3398), a valor nominal menos previsión por riesgo de incobrabilidad o valor de cotización de los mismos, el mayor. La diferencia positiva entre el valor nominal de los préstamos recibidos y el valor que dichos títulos canjeados registraban en cuentas de inversión o valor contable según corresponda, se devenga en forma lineal durante la vida de los citados préstamos. Los préstamos garantizados originalmente emitidos en moneda extranjera y bajo legislación local, han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias, aplicándose sobre dicho monto el CER desde el 3 de febrero de 2002.

Según lo dispuesto por la Comunicación "A" 3911, complementarias y modificatorias del BCRA, los préstamos garantizados Decreto 1387/01 y otros préstamos del sector público se valúan a su valor presente (flujo de fondos según condiciones contractuales, descontados a las tasas de interés dispuestas por el BCRA) o a su valor técnico (importe, actualizado, de corresponder por CER, más intereses

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

devengados según condiciones contractuales), el menor. Ese valor se lo compara con el valor teórico (valor contable al 28 de febrero de 2003, neto de la cuenta regularizadora, más, si correspondiera ajuste por CER). Las diferencias que surjan de esta comparación se reflejan en una cuenta regularizadora del activo, si el resultado es positivo y si el mismo es negativo, se imputará a resultados. Dicho saldo se ajustará en función del importe que se determine al realizar el cálculo de las diferencias entre dichos conceptos, hasta agotarlo. Una vez agotado ese saldo, las diferencias que se registren posteriormente por la valuación, se imputarán a resultados.

Los préstamos garantizados incorporados con posterioridad al 28 de febrero de 2003 se valúan a su valor de costo acrecentado por los intereses devengados de acuerdo con su tasa interna de retorno.

Otros préstamos al sector público, no incluidos en el párrafo anterior, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias aplicándose el CER a partir del 3 de febrero de 2002 y estableciendo tasas máximas según lo dispuesto por Decreto 1579/02, en caso de haberse presentado dichos activos al canje provincial.

Los préstamos al sector privado no financiero, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,00 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias aplicándose el CER y CVS a partir del 3 de febrero de 2002 y estableciéndose tasas máximas de acuerdo al prestatario.

2.6. Otros créditos por intermediación financiera

Los créditos hipotecarios individuales cedidos en fideicomiso pendientes de titulización registrados en el presente rubro se han valuado y pesificado siguiendo el criterio expuesto en el punto 2.3. y 2.5.

El importe registrado en la cuenta "Otros no comprendidos en las normas de clasificación de deudores - Compensación a Recibir del Gobierno Nacional" incluye el equivalente en pesos a su valor técnico del derecho a recibir, de acuerdo con los artículos 28 y 29 del Decreto 905, hasta tanto el BCRA acredite el remanente de los BODEN 2012 en dólares estadounidenses solicitados en cumplimiento de dicha disposición.

Se ha registrado en la línea de "Otros no comprendidos en las normas de clasificación de deudores" la compensación correspondiente de acuerdo con lo dispuesto por la Ley 25796, por miles de pesos 49.642 por la cartera propia y miles de pesos 32.003 de préstamos cedidos a fideicomisos financieros.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

En la misma línea se ha registrado el crédito originado en lo dispuesto por la Comunicación "A" 4043 del BCRA por miles de pesos 5.189.

2.7. Participaciones en otras sociedades

Este rubro comprende las tenencias accionarias que el Banco mantiene en:

- BHN Inmobiliaria Sociedad Anónima, sociedad controlada con actividad no homogénea. Dicha participación se encuentra registrada a su valor patrimonial proporcional al 31 de marzo de 2003.
- Otras tenencias accionarias: Mercado Abierto Electrónico Sociedad Anónima, ACH Sociedad Anónima, VR-Tasaciones y Certificaciones Sociedad Anónima, Mortgage.com Inc. y VR-Particulares Sociedad Anónima. Dichas participaciones se encuentran registradas a su valor de costo o valor estimado de recupero, el menor.

2.8. Bienes de uso y diversos

Estos bienes se encuentran registrados a su valor de costo reexpresados en moneda constante hasta el 28 de febrero de 2003, neto de las depreciaciones acumuladas calculadas por el método de línea recta en función de la vida útil estimada de los bienes. El costo de los bienes incorporados antes del 31 de diciembre de 1994 se encuentran reexpresados en moneda constante de esa fecha, en tanto que los movimientos posteriores a dicha fecha se encuentran valuados a moneda corriente del ejercicio al que corresponden.

El Banco registra en el rubro "Bienes Diversos – Bienes Tomados en Defensa del Crédito", unidades de vivienda ingresadas al patrimonio del Banco en concepto de cancelación de créditos hipotecarios. Los mismos se valúan a su valor de mercado o el valor del crédito neto de previsiones, el menor.

Los valores residuales de los bienes en su conjunto no exceden los valores de utilización económica, excepto por los bienes destinados a la venta, los cuales no superan su valor neto de realización.

2.9. Primas por seguros sobre viviendas, de vida y de desempleo en operaciones de préstamos

La política del Banco es reconocer los ingresos por primas en oportunidad de producirse el devengamiento de la cuota del préstamo respectivo, excepto para aquellos préstamos cuya mora supere los

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

noventa días, en tanto que los cargos por siniestros son imputados a resultados en el ejercicio en que éstos ocurren.

En los estados contables se refleja una reserva por miles de pesos 12.013 que se expone en el Patrimonio Neto en la columna Reservas de Utilidades – Otras y una reserva por la actividad de seguros por miles de pesos 9.358 y miles de pesos 10.182 al 31 de diciembre de 2003 y 2002, respectivamente, expuesta en el rubro "Previsiones" del Pasivo.

2.10. Bienes intangibles

Corresponde a gastos de organización y desarrollo de sistemas del Banco Hipotecario SA y gastos de organización por constitución y puesta en marcha y software de computación de BHN Sociedad de Inversión SA y BACS Banco de Crédito y Securitización SA. Los mismos han sido reexpresados en moneda constante hasta el 28 de febrero de 2003, y se amortizan sobre base mensual y por el método de línea recta en función de la vida útil asignada.

2.11. Depósitos

Los depósitos se encuentran valuados a su valor de imposición, más ajustes (CER) e intereses devengados en caso de corresponder. La retribución fija de cada operación se devenga en forma exponencial, en tanto que la retribución variable se devenga aplicando la proporción de retribución pactada a la variación positiva en el precio del activo financiero o índice de activos financieros, operada entre el momento de concertación y el cierre de mes.

Los depósitos, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo a lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias, aplicándose el CER a partir del 3 de febrero de 2002.

2.12. Otras obligaciones por intermediación financiera

Las operaciones originalmente pactadas en moneda extranjera de opciones y futuros liquidadas y/o con acuerdo de liquidación escritos entre las partes con anterioridad a la vigencia de Decreto 992 se encuentran valuadas a los distintos tipos de cambio pactados en la liquidación de cada operación entre las partes. Las restantes operaciones no renegociadas a la fecha de vigencia del citado decreto han sido pesificadas a la relación de cambio $ 1,40 por dólar estadounidense, encontrándose registradas como operaciones a la vista.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

2.13. Valuación de opciones

Las primas por opciones de compra lanzadas y tomadas se han devengado linealmente durante el plazo de duración del contrato.

2.14. Derecho de apreciación de acciones.

Al 31 de diciembre de 2003, se constituyó una previsión de pasivo por miles de pesos 59.271 por la cláusula de Stock Appreciation Right ("StARS") comprendida en la emisión de la Facilidad Garantizada a Mediano Plazo.

2.15. Indemnizaciones por despido

El Banco no constituye previsiones para cubrir el riesgo de las indemnizaciones por despido del personal. Las erogaciones correspondientes a este concepto son cargadas a los resultados del ejercicio en que se producen.

2.16. Impuesto a las ganancias

De acuerdo a lo establecido en el artículo 28 de la Ley 24855, Banco Hipotecario Sociedad Anónima está alcanzado por el impuesto a las ganancias, excepto para todas las operaciones de crédito para la vivienda concretadas con anterioridad al 23 de Octubre de 1997, fecha de inscripción del estatuto en la Inspección General de Justicia.

El Banco reconoce, cuando corresponda, los cargos a resultados y registra una provisión en el pasivo por el impuesto determinado sobre sus operaciones imponibles en el ejercicio fiscal al que correspondan.

2.17. Impuesto a las ganancias mínimas presuntas

No obstante que el impuesto ingresado puede considerarse como un crédito fiscal a cuenta del impuesto a las ganancias por un período de hasta 10 años, el Banco ha imputado dicha erogación a resultados.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

2.18. Patrimonio neto

a. Capital social, reservas y ajuste de capital:

Los movimientos y saldos en cuentas del patrimonio neto anteriores al 31 de diciembre de 1994 han sido reexpresados en moneda de esa fecha, siguiendo el método expuesto en el tercer párrafo de la presente nota. Los movimientos posteriores a dicha fecha se encuentran expuestos en moneda corriente del ejercicio al que corresponden. Los saldos de cuentas del Patrimonio Neto al 31 de diciembre de 2003 se encuentran reexpresados hasta el 28 de febrero de 2003. El ajuste derivado de la reexpresión del saldo de "Capital Social" fue imputado a "Ajustes al Patrimonio".

b. Resultados:

Se encuentran imputados los resultados devengados en el ejercicio, reexpresados en moneda de cierre, con independencia de que se haya efectivizado su cobro o pago. Los resultados monetarios por exposición a la inflación fueron determinados hasta el 28 de febrero de 2003 según se indica:

a) Resultado monetario por intermediación financiera: incluye el resultado por exposición a la inflación originado en activos y pasivos relacionados con el ejercicio de la actividad de intermediación habitual entre la oferta y la demanda de recursos financieros.

b) Resultado monetario vinculado con egresos operativos: incluye el resultado por exposición a la inflación originado en activos y pasivos monetarios en pesos, relacionados con gastos de administración.

c) Resultado monetario por otras operaciones: Incluye el resultado por exposición a la inflación originado en activos y pasivos que no están relacionados con la intermediación financiera.

Con fecha 30 de mayo de 2003, la Asamblea General Ordinaria de Accionistas ha aprobado la opción ejercida por el Directorio del Banco de absorber anticipadamente las pérdidas producidas durante el ejercicio cerrado el 31 de diciembre de 2002 hasta la concurrencia del saldo registrado en la cuenta "Diferencia de Valuación no realizada", tal lo previsto en la Comunicación "A" 3800 del BCRA. La constitución de la presente reserva, efectuada en el año 2002, difería de lo dispuesto por las normas contables profesionales.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

El Banco ha expuesto en el Estado de Resultados el producido por la operación de reestructuración, de acuerdo con el siguiente detalle: i) incremento en el rubro "Ingresos Financieros –Resultados por reestructuración de Obligaciones Negociables" y "Resultados por reestructuración deuda financiera bancaria" por las quitas de capital, ii) reducido el rubro "Egresos Financieros" por los intereses devengados en exceso; y iii) imputado al rubro "Utilidades Diversas" los intereses devengados en exceso por el ejercicio económico 2002.

La preparación de estados contables requiere por parte del Directorio del Banco la realización de estimaciones que afectan activos y pasivos, resultados del ejercicio y la determinación de activos y pasivos contingentes a la fecha de los mismos. Dado que dichas estimaciones involucran juicios de valor respecto de la probabilidad de ocurrencia de hechos futuros, los resultados reales pueden diferir de los estimados pudiendo ocasionar pérdidas o ganancias que afecten los ejercicios subsecuentes. Por otra parte se han considerado todas las disposiciones legales y reglamentarias vigentes hasta la fecha de presentación.

La información de los estados contables del ejercicio anterior, que se presenta a fines comparativos ha sido reexpresada de acuerdo con la metodología mencionada en la presente nota en moneda de cierre al 28 de febrero de 2003 e incluye ciertas reclasificaciones y ajustes que contemplan aspectos específicos de exposición a los efectos de presentarla sobre bases uniformes con las del presente ejercicio.

3. DIFERENCIAS ENTRE NORMAS DEL BCRA Y NORMAS CONTABLES PROFESIONALES

Las principales diferencias entre las normas del BCRA y las normas contables profesionales, considerando lo expuesto en la primera parte de la Nota 6 del cuerpo básico, se detallan a continuación:

3.1. Criterios de valuación

a) Reexpresión a moneda constante

Los presentes estados contables reconocen los efectos de las variaciones en el poder adquisitivo de la moneda hasta el 28 de febrero de 2003, siguiendo el método de reexpresión establecido por la RT N° 6 (modificada por la RT N° 19) de la FACPCE. De acuerdo con lo dispuesto por el Decreto 664/03 del Poder Ejecutivo, la Comunicación "A" 3921 del BCRA y la Resolución 441 de la CNV, el Banco discontinuó la aplicación de dicho método y, por lo tanto, no reconoció contablemente los efectos de las variaciones en el poder adquisitivo de la moneda originados a partir del 1 de marzo de 2003.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

Del mismo modo se ha actuado respecto a los estados contables al 31 de diciembre de 2002, presentados con propósitos comparativos.

De acuerdo con lo dispuesto por la Resolución MD 10 y 41/2003 del CPCECABA, las normas contables profesionales mantuvieron vigente la aplicación de este método hasta los ejercicios cerrados al 30 de septiembre de 2003.

No obstante, dado que la variación del IPIM por el período marzo/septiembre de 2003 fue de 2,1% (negativa), los efectos de no haber reconocido dichas variaciones no han sido significativos en relación con los presentes estados contables.

b) Compensación a recibir, según artículos 28 y 29 del Decreto 905/02 y títulos en cuentas de inversión

Al 31 de diciembre de 2003 y 2002, el Banco mantiene contabilizado en los rubros "Títulos Públicos – Tenencias en cuentas de inversión" y "Otros Créditos por Intermediación Financiera – Otros no comprendidos en las normas de clasificación de deudores" los títulos públicos recibidos y a recibir, respectivamente, originados en la compensación establecida por los artículos 28 y 29 del Decreto 905/02.

Asimismo, el Banco mantiene contabilizado en el rubro "Otros Créditos por Intermediación Financiera – Otros no comprendidos en las normas de clasificación de deudores" los derechos a recibir títulos públicos originados en las compensaciones establecidas por la Ley 25796 y por la Comunicación "A" 4043 del BCRA.

Adicionalmente, existen BODEN 2012 recibidos como cancelación de préstamos hipotecarios, mantenidos en cuentas de inversión.

De acuerdo con las normas contables profesionales vigentes, los activos mencionados precedentemente deben valuarse a su valor corriente.

A la fecha de aprobación de estos estados contables, el volumen negociado de estos activos no ha sido significativo. Por lo tanto, los valores de mercado conocidos pueden no ser representativos del valor efectivo al cual los mencionados activos se realicen.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

c) Previsiones Sector Público No Financiero

La normativa vigente respecto a previsionamiento emanada del BCRA determina que las acreencias con el Sector Público no se encuentren sujetas a previsiones por riesgo de incobrabilidad. De acuerdo con normas contables profesionales dichas previsiones deben estimarse en función al riesgo de recuperabilidad de los activos.

d) Contabilización del impuesto a las ganancias por el método del impuesto diferido

El Banco determina el impuesto a las ganancias aplicando la tasa vigente sobre la utilidad impositiva estimada, sin considerar el efecto de las diferencias temporarias entre el resultado contable y el impositivo. De acuerdo con las normas contables profesionales, el reconocimiento del impuesto a las ganancias debe efectuarse por el método del impuesto diferido.

e) Valuación de opciones

El Banco valúa las primas por opciones de compra lanzadas y tomadas en base al devengamiento lineal. Este criterio difiere de las normas contables profesionales, las que determinan que las mismas deben valuarse a su valor de mercado.

f) Valor actual neto de préstamos garantizados, títulos públicos y otros similares

Por resolución N° 87/03, el CPCECABA suspendió la aplicación del criterio de medición al valor actual, mediante la aplicación de una tasa de interés relevante de mercado, en base a futuros ingresos o egresos de fondos de préstamos, inversiones y otras cuentas por cobrar o pagar generadas por la actividad específica de las entidades financieras. Dicho criterio difiere con lo dispuesto por la Comunicación "A" 3911.

g) Valuación a valor patrimonial proporcional

La RT 21 establece para el cálculo del valor patrimonial proporcional, que las fechas de cierre de los ejercicios económicos deben ser coincidentes para la inversora como así también para las emisoras, este criterio difiere de lo dispuesto por el BCRA.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

3.2. Aspectos de exposición

a) Estado de origen y aplicación de fondos, Resultado por acción y Segmento de negocio

El criterio establecido por la RT 19, para la exposición de estos conceptos, difiere de lo que se establece la CONAU 1 del BCRA.

4. BIENES DE DISPONIBILIDAD RESTRINGIDA DE SOCIEDADES VINCULADAS

Al 30 de septiembre de 2003, BHN Sociedad de Inversión Sociedad Anónima no cuenta con bienes de disponibilidad restringida.

BACS Banco de Crédito y Securitización SA esta alcanzado por las disposiciones del Decreto 905/02 que dispuso que el BCRA otorgará financiación a las entidades financieras para la suscripción de Bonos del Estado Nacional (BODEN 2012 en dólares estadounidenses) destinados a cubrir la posición neta negativa en moneda extranjera, requiriendo al efecto activos en garantía sobre dicha financiación. A la fecha de los presentes estados contables, no se han individualizado los activos que el banco ofrecerá al Ente Rector.

De los BODEN 2012 acreditados por el BCRA por la compensación prevista en los artículos 28 y 29 del Decreto 905/02, al 30 de septiembre de 2003 BACS Banco de Crédito y Securitización SA mantiene indisponibles, depositados en CRYL miles de US$ 11.965.

Como consecuencia de la línea de financiamiento con International Finance Corporation (IFC), BACS Banco de Crédito y Securitización SA mantiene afectados en garantía los certificados de participación del Fideicomiso Financiero BACS II y del fideicomiso BACS Funding I Mortgage Trust.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

5. MORTGAGE SYSTEMS INTERNATIONAL LLC ("MSI")

Atento a la participación accionaria que posee BHN Sociedad de Inversión SA en Mortgage Systems International LLC ("MSI"), y en razón de los inconvenientes que pueden derivarse de seguir manteniendo una participación accionaria mayor al 12,5% en una sociedad que actualmente no presta servicios complementarios a la actividad específica del Banco, el Directorio resolvió mediante acta N° 135 del 3 de diciembre de 2003, que: i) se refleje adecuadamente la situación emergente de la tenencia accionaria en MSI en nota a los estados contables consolidados; ii) se considere el exceso de la participación que en el capital accionario de MSI posee BHN Sociedad de Inversión SA, como mayor exigencia en la determinación del capital mínimo consolidado según lo establecen las normas aplicables; y, iii) se realicen las presentaciones que correspondan ante el BCRA proponiendo el debido encuadramiento.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL

Correspondiente al ejercicio económico finalizado el 31/12/2003
Comparativo con el ejercicio anterior
En miles de pesos

ACTIVO	2003	2002
A Disponibilidades	379.002	105.973
Efectivo	30.892	43.707
Bancos y corresponsales	239.969	62.266
Otras - tenencia en oro y plata (Nota 8.2.)	108.141	-
B Títulos públicos y privados (Anexo A y Nota 8.4.)	**1.358.173**	**1.342.444**
Tenencias en cuentas de inversión	906.791	1.194.480
Tenencias para operaciones de compra-venta o intermediación	74.563	826
Títulos públicos sin cotización	369.111	128.335
Inversiones en títulos privados con cotización	7.708	18.803
C Préstamos (Anexos B, C y D y Notas 8.3. y 8.5.)	**2.393.243**	**2.939.598**
Al sector público no financiero	777.193	835.226
Al sector financiero	1.467	3.146
Al sector privado no financiero y residentes en el exterior	2.034.191	2.686.358
Adelantos	105.370	99.741
Hipotecarios	1.851.706	2.248.548
Personales	3.029	-
Cobros no aplicados	(14.153)	(13.195)
Otros	50.858	309.154
Intereses y diferencias de cotización devengados a cobrar	37.381	42.110
Previsiones (Anexo J y Notas 10 y 11)	(419.608)	(585.132)
D Otros créditos por intermediación financiera (Anexos B, C y D y Notas 8.3. y 8.6.)	**3.197.702**	**3.535.410**
Banco Central de la República Argentina	8.429	2.014
Montos a cobrar por ventas contado a liquidar y a término	-	55.913
Especies a recibir por compras contado a liquidar y a término	-	52.897
Otros no comprendidos en las normas de clasificación de deudores (Nota 14)	2.730.209	3.029.292
Otros comprendidos en las normas de clasificación de deudores (Notas 14 y 15)	464.182	407.029
Intereses deveng. a cobrar comprendidos en las normas de clasif. de deudores (Nota 15)	25.011	16.471
Previsiones (Anexo J y Notas 10 y 11)	(30.129)	(28.206)

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 18/02/2004
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL

Correspondiente al ejercicio económico finalizado el 31/12/2003
Comparativo con el ejercicio anterior
En miles de pesos

		2003	2002
F	**Participaciones en otras sociedades (Anexo E y Notas 8.7. y 27)**	114.894	115.860
	En entidades financieras	74.198	80.134
	Otras	40.696	35.726
G	**Créditos diversos**	335.072	32.002
	Otros (Nota 16)	354.807	61.726
	Otros intereses devengados a cobrar	1.698	1.711
	Previsiones (Anexo J)	(21.433)	(31.435)
H	**Bienes de uso (Anexo F y Nota 8.8.)**	95.607	99.706
I	**Bienes diversos (Anexo F y Nota 8.8.)**	31.194	35.566
J	**Bienes intangibles (Anexo G y Nota 8.10.)**	1.969	6.126
	Gastos de organización y desarrollo	1.969	6.126
K	**Partidas pendientes de imputación**	5.253	18.128
	TOTAL DE ACTIVO	7.912.109	8.230.813

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 18/02/2004
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL

Correspondiente al ejercicio económico finalizado el 31/12/2003
Comparativo con el ejercicio anterior
En miles de pesos

	2003	2002
PASIVO		
L Depósitos (Anexos H e I y Notas 8.3., 8.11. y 26)	132.625	133.062
Sector público no financiero	18.405	14.496
Sector financiero	4.241	6.193
Sector privado no financiero y residentes en el exterior	109.979	112.373
Cuentas corrientes	23.450	7.470
Cajas de ahorro	33.693	21.176
Plazo fijo	16.892	114
Otros	25.532	72.354
Intereses y diferencias de cotización devengados a pagar	10.412	11.259
M Otras obligaciones por intermediación financiera (Anexo I y Notas 8.3., 8.12. y 8.13.)	5.757.125	6.498.565
Banco Central de la República Argentina	2.074.683	2.014.063
Redescuento para atender situaciones de iliquidez	-	46.351
Otros	2.074.683	1.967.712
Bancos y organismos internacionales	259.465	466.194
Obligaciones negociables no subordinadas (Nota 17)	2.650.939	3.021.178
Montos a pagar por compras contado a liquidar y a término	-	104.927
Primas por opciones lanzadas	2.820	-
Financiaciones recibidas de entidades financieras locales	214.174	226.694
Otras (Nota 18)	361.973	344.003
Intereses y diferencias de cotización devengados a pagar	193.071	321.506
N Obligaciones Diversas	53.966	40.369
Honorarios	3.833	2.225
Otras (Nota 19)	50.133	38.144
O Previsiones (Anexo J y Nota 8.9.)	287.279	123.971
Q Partidas pendientes de imputación	289	9.223
TOTAL DE PASIVO	6.231.284	6.805.190
PATRIMONIO NETO (según estado respectivo) (Nota 8.18.)	1.680.825	1.425.623
TOTAL DE PASIVO MAS PATRIMONIO NETO	7.912.109	8.230.813

Las notas y anexos son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 18/02/2004
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T°1 F°1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

BANCO HIPOTECARIO

ESTADO DE RESULTADOS

Correspondiente al ejercicio económico finalizado el 31/12/2003
Comparativo con el ejercicio anterior
En miles de pesos

		2003	2002
A	Ingresos financieros	929.983	855.932
	Intereses por disponibilidades	573	947
	Intereses por préstamos al sector financiero	-	3.470
	Intereses por adelantos	8.723	2.873
	Intereses por préstamos hipotecarios	193.752	265.475
	Intereses por otros préstamos	9.461	8.482
	Intereses por otros créditos por intermediación financiera	54.300	51.566
	Resultado neto por opciones	-	548
	Resultado reestructuración obligaciones negociables	231.998	-
	Resultado por préstamos garantizados - Decreto 1387/01	45.602	35.158
	Ajuste por cláusula CER	34.025	322.287
	Ajuste por cláusula CVS	73.886	-
	Resultado reestructuración prestamos financieros	254.404	
	Otros	23.259	165.126
B	**Egresos financieros**	**589.266**	**1.322.350**
	Intereses por depósitos en cuentas corrientes	95	214
	Intereses por depósitos en cajas de ahorro	386	477
	Intereses por depósitos a plazo fijo	1.193	5.743
	Resultado neto por opciones	172	-
	Intereses por financiaciones del sector financiero	10.838	73.335
	Intereses por otras obligaciones por intermediación financiera	142.672	427.290
	Otros intereses	49.773	130.197
	Resultado neto de títulos públicos y privados	62.344	88.674
	Ajuste por cláusula CER	69.569	557.640
	Otros (Nota 20)	252.224	38.780
	MARGEN BRUTO DE INTERMEDIACION	**340.717**	**(466.418)**
C	**Cargo por incobrabilidad**	**33.289**	**428.788**
D	**Ingresos por servicios**	**73.413**	**94.972**
	Vinculados con operaciones pasivas	3.022	3.575
	Otros (Nota 21)	70.391	91.397
E	**Egresos por servicios**	**30.988**	**65.557**
	Comisiones	18.981	47.974
	Otros (Nota 22)	12.007	17.583
F	***Resultado monetario por intermediación financiera***	**(9.314)**	**(2.323.352)**

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 18/02/2004
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires

Ernesto M. Viñes
Director
a/c Presidencia

Ricardo Flammini
Por Comisión
Fiscalizadora


BANCO
HIPOTECARIO

ESTADO DE RESULTADOS

Correspondiente al ejercicio económico finalizado el 31/12/2003
Comparativo con el ejercicio anterior
En miles de pesos

		2003	2002
G	Gastos de administración	101.708	135.260
	Gastos en personal	55.018	80.531
	Honorarios a directores y síndicos	1.925	2.576
	Otros honorarios	5.123	7.900
	Propaganda y publicidad	1.454	532
	Impuestos	7.781	10.488
	Otros gastos operativos (Nota 23)	27.684	30.459
	Otros	2.723	2.774
H	**Resultado monetario por egresos operativos**	**41**	**12.984**
	RESULTADO NETO POR INTERMEDIACION FINANCIERA	**238.872**	**(3.311.419)**
I	**Utilidades diversas**	**264.634**	**56.762**
	Intereses punitorios	15.026	11.423
	Créditos recuperados y previsiones desafectadas	53.130	38.432
	Ajuste cláusula CER	-	907
	Otros (Nota 24)	196.478	6.000
J	**Pérdidas diversas**	**248.328**	**224.194**
	Resultado por participaciones permanentes	10	81.435
	Intereses punitorios y cargos a favor del BCRA	74	12
	Cargo por incob. de créditos diversos y otras previsiones	204.968	82.386
	Otros (Nota 25)	43.276	60.361
K	**Resultado monetario por otras operaciones**	**24**	**55.970**
	RESULTADO NETO ANTES DEL IMPUESTO A LAS GANANCIAS	**255.202**	**(3.422.881)**
	RESULTADO NETO DEL EJERCICIO - GANANCIA ANTES DE LA ABSORCION	**255.202**	**(3.422.881)**
	Absorción "Ad-referendum" de la Asamblea		
	- con Diferencia de Valuación no Realizada (Nota 8.18.)	**-**	**359.235**
	RESULTADO NETO DEL EJERCICIO - GANANCIA DESPUES DE LA ABSORCION	**255.202**	**(3.063.646)**

Las notas y anexos son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 18/02/2004
Price Waterhouse & Co.
(Socio)

Ernesto M. Viñes
Director
a/c Presidencia

Ricardo Flammini
Por Comisión
Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela L. Slavich
Contador Público (U.B.A.)

BANCO HIPOTECARIO

ESTADO DE EVOLUCION DEL PATRIMONIO NETO

Correspondiente al ejercicio económico finalizado el 31/12/2003
Comparativo con el ejercicio anterior
En miles de pesos

Movimientos	Capital Social	Aportes no Capitalizados		Ajustes al Patrimonio	Reserva de Utilidades		Resultados no asignados	Total del ejercicio 31/12/2003	Total del ejercicio 31/12/2002
		Primas de emisión de acciones	Aportes Irrevocables p/futuros aumentos de capital		Legal	Otras			
1. Saldos al comienzo del ejercicio reexpresados	1.500.000	-	1	1.797.623	1.022.078	169.608	(3.063.687)	1.425.623	4.489.269
2. Subtotal	1.500.000	-	1	1.797.623	1.022.078	169.608	(3.063.687)	1.425.623	4.489.269
3. Otros movimientos									359.235
4. Resultado neto del ejercicio							255.202	255.202	(3.422.881)
5. Saldos al cierre del ejercicio	**1.500.000**	**-**	**1**	**1.797.623**	**1.022.078**	**169.608**	**(2.808.485)**	**1.680.825**	**1.425.623**

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Firmado a los efectos de su identificación con nuestro informe de fecha 18/02/2004
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

BANCO HIPOTECARIO

CUENTAS DE ORDEN

Correspondiente al ejercicio económico finalizado el 31/12/2003
Comparativo con el ejercicio anterior
En miles de pesos

	2003	2002
DEUDORAS	10.500.824	7.118.762
Contingentes	**7.435.011**	**3.516.911**
Garantías recibidas	1.969.694	2.403.116
Otras no comp. en las normas de clasif. de deudores	3.131.604	253.788
Cuentas contingentes deudoras por contra	2.333.713	860.007
De control	**3.055.738**	**3.548.954**
Créditos clasificados irrecuperables	788.484	537.360
Otras	2.267.172	3.011.594
Cuentas de control deudoras por contra	82	-
De derivados	**10.075**	**52.897**
Otras	-	52.897
Cuentas de derivados deudoras por contra	10.075	-
ACREEDORAS	**10.500.824**	**7.118.762**
Contingentes	**7.435.011**	**3.516.911**
Créditos acordados (saldos no utilizados) comp. en las normas de clasif. de deudores (Anexos B, C y D)	932	4.351
Garantías otorgadas al BCRA	491.205	869.346
Cuentas contingentes acreedoras por contra	6.942.874	2.643.214
De control	**3.055.738**	**3.548.954**
Valores por acreditar	1	143
Cuentas de control acreedoras por contra	3.055.737	3.548.811
De derivados	**10.075**	**52.897**
Valor "nocional" de opciones por compra lanzadas	10.075	-
Cuentas de derivados acreedoras por contra	-	52.897

Las notas y anexos son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 18/02/2004
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ESTADO DE ORIGEN Y APLICACION DE FONDOS

Correspondiente al ejercicio económico finalizado el 31/12/2003
Comparativo con el ejercicio anterior
En miles de pesos

	2003	2002
Variación de fondos		
Disponibilidades al inicio del ejercicio reexpresadas	105.973	123.983
Aumento (disminución) de los fondos	273.029	(18.010)
Disponibilidades al cierre del ejercicio	379.002	105.973
Causas de variación de los fondos en moneda homogénea		
Más:		
Ingresos financieros cobrados	410.906	761.586
Ingresos por servicios cobrados	76.576	126.479
Menos:		
Egresos financieros pagados	29.963	1.080.735
Egresos por servicios pagados	30.988	65.557
Gastos de administración pagados	83.328	153.999
Fondos originados en (o aplicados a) las operaciones ordinarias	343.203	(412.226)
Otras causas de origen de fondos	399.330	4.687.850
Aumento neto de depósitos	412	-
Aumento neto de otras obligacionespor intermediación financiera	-	1.799.716
Aumento neto de otros pasivos	39.639	
Disminución neta de títulos públicos y privados	49.782	-
Disminución neta de préstamos	271.703	2.572.975
Disminución neta de otros créditos por intermediación financiera	37.794	-
Disminución neta de otros activos	-	123.078
Otros orígenes de fondos	-	192.081
Total de orígenes de fondos	742.533	4.275.624
Otras causas de aplicación de fondos	468.626	4.196.250
Aumento neto de títulos públicos y privados	-	1.237.703
Aumento neto de otros créditos por intermediación financiera	-	525.468
Aumento neto de otros activos	290.547	-
Disminución neta de depósitos	-	245.364
Disminución neta de otras obligaciones por intermediación financiera	134.093	-
Disminución neta de otros pasivos	-	30.702
Otras aplicaciones de fondos	43.986	2.157.013
Total de aplicaciones de fondos	468.626	4.196.250
Resultado monetario generado por disponibilidades	878	97.384
Aumento (disminución) de los fondos	273.029	(18.010)

Las notas y anexos son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 18/02/2004
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires

Ernesto M. Viñes
Director
a/c Presidencia

Ricardo Flammini
Por Comisión
Fiscalizadora

Banco Hipotecario

ANEXO (A)

DETALLE DE TITULOS PUBLICOS Y PRIVADOS

Correspondiente al ejercicio económico finalizado el 31/12/2003

Comparativo con el ejercicio anterior

En miles de pesos

Denominación	Identificación	Tenencia			Posición sin opciones	Opciones	Posición final
		Valor de mercado	Saldo según libros 31/12/2003	Saldo según libros 31/12/2002			
TITULOS PUBLICOS CON COTIZACION							
- Tenencias en cuentas de inversión							
Del País		603.215	906.791	1.194.480	603.215	-	603.215
En moneda extranjera		603.215	906.791	1.194.480	603.215	-	603.215
Boden 2012 - Bono Compensación	ARR6123=BA	511.955	807.205	1.186.522	511.955		511.955
Boden 2012 - Cancelación prestamos		91.260	99.586	7.958	91.260		91.260
Subtotal en cuentas de inversión		603.215	906.791	1.194.480	603.215	-	603.215
- Tenencias para operaciones de compra-venta o intermediación							
Del País		74.563	74.563	826	74.563	-	74.563
En pesos		27.500	27.500	826	27.500	-	27.500
Bocon Previsional Dólar -Pesificado-	PRE IV	114	114	75	114	-	114
Bocon Previsional Pesos	PRE III	51	51	5	51	-	51
Bocon Proveedores Pesos	PRO I	216	216	9	216	-	216
Bonos del Tesoro mediano plazo 12.125% - 2005	BONTE 21/05/05	139	139	3	139	-	139
Bonos del Gobierno Nacional en pesos 2 % - 2007	BODEN 2007	12.149	12.149	-	12.149	-	12.149
Bonos del Gobierno Nacional en pesos 2 % - 2008	BODEN 2008	10.100	10.100	-	10.100	-	10.100
Bocon Proveedores Pesos	PRO V	392	392	734	392	-	392

Guillermo C. Martínez
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

Firmado a los efectos de su identificación con nuestro informe de fecha 19/02/2004

Gabriela I. Stanich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

DETALLE DE TITULOS PUBLICOS Y PRIVADOS

Correspondiente al ejercicio económico finalizado el 31/12/2003
Comparativo con el ejercicio anterior
En miles de pesos

Denominación	Identificación	Tenencia: Valor de mercado	Tenencia: Saldo según libros 31/12/2003	Tenencia: Saldo según libros 31/12/2002	Posición sin opciones	Opciones	Posición final
Bocon Proovedores Dólar -Pesificado-	PRO IV	421	421	-	421	-	421
Bocon Proovedores Pesos	PRO IX	296	296	-	296	-	296
Bocon Proovedores Dólar 4° Serie	PRE VIII	2.092	2.092	-	2.092	-	2.092
Bonos del Tesoro mediano plazo 8.755% -2002	ARTY02FD3=ME	276	276	-	276	-	276
Otros		1.254	1.254	-	1.254	-	1.254
En moneda extranjera		47.063	47.063	-	47.063	-	47.063
Boden 2012		13.083	13.083		13.083		13.083
Letras Externas de la República Argentina		33.980	33.980	-	33.980	-	33.980
Subtotal en compra-venta o intermediación		74.563	74.563	826	74.563	-	74.563
TOTAL DE TITULOS PUBLICOS CON COTIZACION		677.778	981.354	1.195.306	677.778	-	677.778
TITULOS PUBLICOS SIN COTIZACION							
Del País		-	369.111	128.335	369.111	-	369.111
En pesos		-	369.111	81.969	369.111	-	369.111
Bonos Nacionales y Provinciales		-	-	16.251	-	-	-
Bonos Garantizados del gobierno Nacional	BOGAR		160.993	-	160.993	-	160.993
Bonos del Gobieno Nacional 9 %	ARB6A2FC3=BA	-	19.564	49.028	19.564	-	19.564
Certificado de Crédito Fiscal		-	3.622	6.638	3.622	-	3.622
Letras del Banco Central Republica Argenticna	LEBAC 08/01/03			6.029			
Letras del Banco Central Republica Argenticna	ARVEY43=BA	-	184.932	4.023	184.932	-	184.932
En moneda extranjera		-	-	46.366	-	-	-
Bonos del Gobieno Nacional 9 %	ARARGE033233		-	-	-		-
Letras Externas de la República Argentina		-		46.366	-	-	-
Certificado de Crédito Fiscal			-	-	-	-	-
TOTAL DE TITULOS PUBLICOS SIN COTIZACION		-	369.111	128.335	369.111	-	369.111
INVERSIONES EN TITULOS PRIVADOS CON COTIZACION							
- Otros representativos de capital							
Del País		7.708	7.708	18.803	7.708	-	7.708
En pesos		7.708	7.708	18.803	7.708	-	7.708
Banco Hipotecario "D" Escritural	ARBHIPO 10161	6.888	6.888	1.853	6.888	-	6.888
Banco Hipotecario - Opciones.	ARBHI 10100194	30	30	30	30	-	30
Título Deuda Fid. Tarjeta Shopping		790	790	-	790	-	790
Acindar S.A.				1.648			
Banco Francés				1.228			
Grupo Financiero Galicia				1.446			
Molino Río de la Plata				990			
Perez Companc S.A.				5.440			
Siderar S.A.I.C.				1.770			
Tenaris				2.699			
Telecom				1.699			
TOTAL DE INVERSIONES EN TITULOS PRIVADOS CON COTIZACION		7.708	7.708	18.803	7.708	-	7.708
TOTAL		685.486	1.358.173	1.342.444	1.054.597	-	1.054.597

Guillermo C. Martínez
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
SubGerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

Firmado a los efectos de su identificación con nuestro informe de fecha 05/11/2003
Price Waterhouse & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Sbayich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

BANCO HIPOTECARIO

ANEXO (B)

CLASIFICACION DE LAS FINANCIACIONES POR SITUACION Y GARANTIAS RECIBIDAS

Correspondiente al ejercicio económico finalizado el 31/12/2003
Comparativo con el ejercicio anterior
En miles de pesos

CARTERA COMERCIAL	2003	2002
En situación normal	1.091.405	1.313.190
Con garantías y contragarantías preferidas "B"	1.007	17.876
Sin garantías ni contragarantías preferidas	1.090.398	1.295.314
Con seguimiento especial	**1.610**	**565**
Con garantías y contragarantías preferidas "B"	1.610	565
Sin garantías ni contragarantías preferidas	-	-
Con problemas	**-**	**-**
Con garantías y contragarantías preferidas "B"	-	-
Sin garantías ni contragarantías preferidas	-	-
Con alto riesgo de insolvencia	**1.640**	**9.580**
Con garantías y contragarantías preferidas "B"	428	2.222
Sin garantías ni contragarantías preferidas	1.212	7.358
Irrecuperable	**12.579**	**97.921**
Con garantías y contragarantías preferidas "B"	-	16.847
Sin garantías ni contragarantías preferidas	12.579	81.074
Irrecuperable por disposición técnica	**1.017**	**-**
Con garantías y contragarantías preferidas "B"	-	-
Sin garantías ni contragarantías preferidas	1.017	-
TOTAL CARTERA COMERCIAL	**1.108.251**	**1.421.256**

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 18/02/2004
Price Waterhouse & Co.

(Socio)

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ANEXO (B)

Continuación

CLASIFICACION DE LAS FINANCIACIONES POR SITUACION Y GARANTIAS RECIBIDAS

Correspondiente al ejercicio económico finalizado el 31/12/2003
Comparativo con el ejercicio anterior
En miles de pesos

CARTERA DE CONSUMO Y VIVIENDA	2003	2002
Cumplimiento normal	**1.605.024**	**1.644.346**
Con garantías y contragarantías preferidas "B"	1.518.452	1.577.693
Sin garantías ni contragarantías preferidas	86.572	66.653
Cumplimiento inadecuado	**159.417**	**239.842**
Con garantías y contragarantías preferidas "B"	150.294	229.902
Sin garantías ni contragarantías preferidas	9.123	9.940
Cumplimiento deficiente	**85.163**	**162.184**
Con garantías y contragarantías preferidas "B"	80.397	155.370
Sin garantías ni contragarantías preferidas	4.766	6.814
De difícil recuperación	**98.750**	**204.578**
Con garantías y contragarantías preferidas "B"	88.280	193.144
Sin garantías ni contragarantías preferidas	10.470	11.434
Irrecuperable	**221.734**	**254.061**
Con garantías y contragarantías preferidas "B"	109.975	186.448
Sin garantías ni contragarantías preferidas	111.759	67.613
Irrercuperable por disposición Técnica	**24.637**	**26.314**
Con garantías y contragarantías preferidas "B"	19.251	23.049
Sin garantías ni contragarantías preferidas	5.386	3.265
TOTAL CARTERA DE CONSUMO Y VIVIENDA	2.194.725	2.531.325
TOTAL GENERAL	3.302.976	3.952.581

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 18/02/2004
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ANEXO (C)

CONCENTRACION DE LAS FINANCIACIONES

Correspondiente al ejercicio económico finalizado el 31/12/2003
Comparativo con igual el ejercicio anterior
En miles de pesos

Número de clientes	FINANCIACIONES			
	2003		2002	
	Saldo de deuda	% sobre cartera total	Monto	% sobre cartera total
10 mayores clientes	974.996	29,52%	1.238.418	31,33%
50 siguientes mayores clientes	89.608	2,71%	171.554	4,34%
100 siguientes mayores clientes	19.215	0,58%	23.082	0,58%
Resto de clientes	2.219.157	67,19%	2.519.527	63,75%
Total	3.302.976	100%	3.952.581	100%

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Firmado a los efectos de su identificación con nuestro informe de fecha 18/02/2004
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

BANCO HIPOTECARIO

ANEXO (D)

APERTURA POR PLAZOS DE LAS FINANCIACIONES

Correspondiente al ejercicio económico finalizado el 31/12/2003

En miles de pesos

Concepto	Cartera vencida	Plazos que restan para su vencimiento						
		1 mes	3 meses	6 meses	12 meses	24 meses	más de 24 meses	Total
Sector público no financiero	12.022	8.074	1.698	2.568	5.214	35.912	712.300	777.788
Sector financiero	-	1.467	-	-	-	-	-	1.467
Sector privado no financiero y residentes en el exterior	51.139	169.346	64.810	45.884	80.309	161.942	1.950.291	2.523.721
Total	63.161	178.887	66.508	48.452	85.523	197.854	2.662.591	3.302.976

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Firmado a los efectos de su identificación con nuestro informe de fecha 18/02/2004
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela L. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

DETALLE DE PARTICIPACIONES EN OTRAS SOCIEDADES

Correspondiente al ejercicio económico finalizado el 31/12/2003
Comparativo con el ejercicio anterior
En miles de pesos

Concepto	Acciones y/o cuotas partes						Información sobre el emisor				
								Datos del último estado contable			
Denominación	Clase	Valor nominal unitario	Votos por acción	Cantidad	Importe al 31/12/2003	Importe al 31/12/2002	Actividad principal	Fecha de cierre del período/ejercicio	Capital Social	Patrimonio neto	Resultado del período/ejercicio
- En Entidades Financieras, actividades complementarias y autorizadas											
Controladas - del país											
- BACS Banco de Crédito y Securitización S.A.	ordinarias	1	1	43.750.000	74.198	80.134	Bancaria	30/09/2003	62.500	101.739	(7.974)
- BHN Sociedad de Inversión S.A.	ordinarias	1	1	17.999.920	37.921	33.110	Inversión	30/09/2003	18.000	37.925	5.367
(*) - V.R.Tasaciones y Certificaciones S.A.	ordinarias	1	1	200.000	-	-	Tasaciones y certificaciones	31/12/2000	200	s/d	s/d
Subtotal controladas - del país					112.119	113.244					
- En Otras Sociedades											
Controladas - del país											
- BHN Inmobiliaria S.A.	ordinarias	1	1	1.899.880	2.764	2.498	Intermed. oper. Inmobiliarias	31/03/2003	1.900	2.764	(381)
Subtotal controladas - del país					2.764	2.498					
No controladas - del país											
(*) - BHN Vida S.A.	ordinarias	1	1	120	-	-	Aseguradora	30/09/2003	5.112	6.203	709
(*) - BHN Seguros Generales S.A.	ordinarias	1	1	120	-	-	Aseguradora	30/09/2003	5.112	6.789	914
(*) - BHN Seguros de Crédito Hipotecario S.A.	ordinarias	1	1	120	-	-	Aseguradora	30/09/2003	12	106	3
- Mercado Abierto Electrónico S.A.	ordinarias	1.200	1	1	4	4	Merc. abierto de valores mob.	30/09/2003	1.361	4.092	1.886
- ACH S.A.	ordinarias	1	1	2.500	7	7	Comp. elect. de medios de pago	31/12/2001	250	1.835	384
(*) - V.R. Particulares S.A.	ordinarias	1	1	15.000	-	-	Administración de consorcios	31/12/2000	120	s/d	s/d
Subtotal no controladas - del país					11	11					
No controladas - del exterior											
- Mortgage.com Inc.	s/d	s/d	s/d	3.137.173	-	107	Internet	30/09/2002	13.333	6.932	(184)
Subtotal no controladas - del exterior					-	107					
Total de participaciones en otras sociedades					114.894	115.860					

(*) VALOR DE PARTICIPACIÓN EN PESOS

- BHN Vida S.A.	120
- BHN Seguros Generales S.A.	120
- BHN Seguros de Crédito Hipotecario S.A.	120
- V.R. Tasaciones y Certificaciones S.A.	1
- V.R. Particulares S.A.	1

Firmado a los efectos de su identificación con nuestro informe de fecha 18/02/2004
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ANEXO (F)

MOVIMIENTO DE BIENES DE USO Y BIENES DIVERSOS

Correspondiente al ejercicio económico finalizado el 31/12/2003
Comparativo con el ejercicio anterior
En miles de pesos

Concepto	Valor residual al inicio del ejercicio	Incorpora-ciones	Transferen-cias	Bajas	Pérdidas por desvaloriza-ción	Depreciaciones del ejercicio		Valor residual al cierre del ejercicio 31/12/2003	Valor residual al cierre del ejercicio 31/12/2002
						Años de vida útil asignados	Importe		
BIENES DE USO									
- Inmuebles	86.382		371			50	1.845	84.908	86.382
- Mobiliario e Instalaciones	7.509	563				10	1.694	6.378	7.509
- Maquinas y equipos	2.303	59				5	796	1.566	2.303
- Equipos de computación	3.320	1.954		3		3	2.709	2.562	3.320
- Vehículos	5			2		5	3	0	5
- Diversos	187	87				5	81	193	187
Total	99.706	2.663	371	5			7.128	95.607	99.706
BIENES DIVERSOS									
- Obras de Arte y Piezas de Colección	195						-	195	195
- Bienes dados en alquiler	12.851		(6.834)			50	209	5.808	12.851
- Otros bienes diversos	22.520	341	6.463	3.649		50	484	25.191	22.520
- Bienes tomados en defensa del crédito	0	41		41		50	0	0	0
Total	35.566	382	(371)	3.690			693	31.194	35.566

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Firmado a los efectos de su identificación con nuestro informe de fecha 18/02/2004
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. Tº 1 Fº 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

BANCO HIPOTECARIO

ANEXO (G)

DETALLE DE BIENES INTANGIBLES

Correspondiente al ejercicio económico finalizado el 31/12/2003
Comparativo con el ejercicio anterior
En miles de pesos

Concepto	Valor residual al inicio del ejercicio	Incorporaciones	Transferencias	Bajas	Pérdidas por desvalorización	Amortizaciones del ejercicio		Valor residual al cierre del ejercicio 31/12/2003	Valor residual al cierre del ejercicio 31/12/2002
						Años de vida útil asignados	Importe		
Gastos de organización y desarrollo	6.126	1.969	-		-	5/3	6.126	1.969	6.126
Total	**6.126**	**1.969**	-	-	-		**6.126**	1.969	**6.126**

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Firmado a los efectos de su identificación con nuestro informe de fecha 18/02/2004
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

BANCO HIPOTECARIO

ANEXO (H)

CONCENTRACION DE LOS DEPOSITOS

Correspondiente al ejercicio económico finalizado el 31/12/2003
Comparativo con el ejercicio anterior
En miles de pesos

Número de clientes	2003		2002	
	Saldo de Deuda	% sobre cartera total	Saldo de Deuda	% sobre cartera total
10 mayores clientes	64.838	48,89%	87.305	65,61%
50 siguientes mayores clientes	7.575	5,71%	9.210	6,92%
100 siguientes mayores clientes	5.618	4,24%	2.191	1,65%
Resto de clientes	54.594	41,16%	34.356	25,82%
Total	**132.625**	**100%**	**133.062**	**100%**

Firmado a los efectos de su identificación con nuestro informe de fecha 18/02/2004
Price Waterhouse & Co.
(Socio)

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

APERTURA POR PLAZOS DE LOS DEPOSITOS, OTRAS OBLIGACIONES POR INTEMEDIACION FINANCIERA Y OBLIGACIONES NEGOCIABLES SUBORDINADAS

Correspondiente al ejercicio económico finalizado el 31/12/2003
En miles de pesos

Concepto	Plazos que restan para su vencimiento						
	1 mes (*)	3 meses (*)	6 meses (*)	12 meses (*)	24 meses (*)	más de 24 meses (*)	Total
Depósitos	95.673	4.014	512	717	250	31.459	132.625
- Depósito a plazo fijo	13.248	4.014	512	717	250	31.459	50.200
- Cajas de ahorro	33.834	-	-	-	-	-	33.834
- Cuentas corrientes	33.616	-	-	-	-	-	33.616
- Otros depósitos	14.975	-	-	-	-	-	14.975
Otras obligaciones por intermediación financiera (OOIF)	564.879	1.564	6.272	124.420	154.704	4.905.286	5.757.125
- Banco Central de la República Argentina							
Otros	5.833	1.564	6.272	12.399	42.683	2.010.611	2.079.362
- Bancos y organismos internacionales							
Facilidades Garantizadas en pesos	14.303	-	-	30.596	30.596	152.982	228.477
Facilidades Garantizadas en dólares	14.676	-	-	36.184	36.184	180.847	267.891
Facilidades Largo Plazo - Tasa Flotante	1.666	-	-	-	-	39.827	41.493
Facilidades Largo Plazo - Tasa Fija	6.174	-	-	-	-	147.576	153.750
- Obligaciones negociables no subordinadas							
EMTN Serie III	2.484	-	-	-	-	-	2.484
GMTN Serie I	51.502	-	-	-	-	-	51.502
GMTN Serie IV	3.216	-	-	-	-	-	3.216
GMTN Serie VI	3.163	-	-	-	-	-	3.163
GMTN Serie XVI	40.872	-	-	-	-	-	40.872
GMTN Serie XVII	3.380	-	-	-	-	-	3.380
GMTN Serie XXII	1.062	-	-	-	-	-	1.062
GMTN Serie XXIII	54.465	-	-	-	-	-	54.465
GMTN Serie XXIV	29.184	-	-	-	-	-	29.184
GMTN Serie XXV	32.849	-	-	-	-	-	32.849
Bono Garantizado en dólares	18.097	-	-	45.241	45.241	226.108	334.687
Bono Largo Plazo en dólares	49.612	-	-	-	-	1.205.184	1.254.796
Bono Largo Plazo en euros	38.906	-	-	-	-	942.151	981.057
- Otros							
Otros	193.435	-	-	-	-	-	193.435
Total	660.552	5.578	6.784	125.137	154.954	4.936.745	5.889.750

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Firmado a los efectos de su identificación con nuestro informe de fecha 18/02/2004
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

MOVIMIENTO DE PREVISIONES

Correspondiente al ejercicio económico finalizado el 31/12/2003
Comparativo con el ejercicio anterior
En miles de pesos

Detalle	Saldos al comienzo del ejercicio reexpresados	Aumentos en moneda homogénea	Disminuciones en moneda homogénea		Resultado monetario generado por previsiones	Saldos al final del ejercicio 31/12/2003	Saldos al final del ejercicio 31/12/2002
			Desafectaciones	Aplicaciones			
REGULARIZADORAS DEL ACTIVO							
Préstamos							
Por riesgo de incobrabilidad y desvalorización (a)	585.132	31.159	-	192.407	4.276	419.608	585.132
Otros créditos por intermediación financiera							
Por riesgo de incobrabilidad y desvalorización (b)	28.206	2.130	-	-	207	30.129	28.206
Créditos diversos							
Por riesgo de incobrabilidad y desvalorización (c)	31.435	2.408	-	12.180	230	21.433	31.435
Total	**644.773**	**35.697**	**-**	**204.587**	**4.713**	**471.170**	**644.773**
DEL PASIVO							
Otras contingencias (d)	123.921	202.560	750	37.597	855	287.279	123.921
Compromisos eventuales (e)	50	-	50	-	-	-	50
Total	**123.971**	**202.560**	**800**	**37.597**	**855**	**287.279**	**123.971**

a) POR RIESGO DE INCOBRABILIDAD DE PRESTAMOS : Se originan en el análisis del riesgo de incobrabilidad de la cartera de préstamos efectuada por el Banco, que contempla las normas establecidas por el Banco Central de la República Argentina y estimaciones realizadas durante el período según lo indicado en Notas 10 y 11.

b) POR RIESGO DE INCOBRABILIDAD DE OTROS CREDITOS POR INTERMEDIACION FINANCIERA: Refleja la eventual incobrabilidad de créditos hipotecarios cedidos en fideicomiso pendiente de titulización.

c) POR RIESGO DE INCOBRABILIDAD DE CREDITOS DIVERSOS: Se constituyó para cubrir eventual incobrabilidad de créditos diversos.

d) OTRAS CONTINGENCIAS: Es utilizada al efecto de previsionar resultados contingentes por juicios, honorarios mandatarios judiciales, ciertos gastos relacionados con la reestructuración administrativa encarada por el Banco y reclamos efectuados por el B.C.R.A en relación a los bonos compensación y cobertura (nota 3). Asimismo el saldo al 31/12/2003 comprende reservas por la actividad de seguros.

e) POR COMPROMISOS EVENTUALES: El saldo incluye el riesgo de incobrabilidad que surge de la evaluación del grado de cumplimiento de los beneficiarios de saldos no utilizados.

Firmado a los efectos de su identificación con nuestro informe de fecha 18/02/2004
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

COMPOSICION DEL CAPITAL SOCIAL

Correspondiente al ejercicio económico finalizado el 31/12/2003
En miles de pesos

Acciones			Capital Social					
Clase	Cantidad	Votos por acción	Emitido		Pendiente de emisión o distribución	Asignado	Integrado	No integrado
			En circulación	En cartera				
Ordinarias								
Escriturales	150.000.000	(1)	1.490.060	9.940 (2)	-	-	1.500.000	-
Total			**1.490.060**	**9.940**	-	-	**1.500.000**	-

(1) Ver Nota 7 a los Estados Contables.
(2) Ver Nota 34 a los Estados Contables.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Firmado a los efectos de su identificación con nuestro informe de fecha 18/02/2004
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

BANCO HIPOTECARIO

ANEXO (L)

SALDOS EN MONEDA EXTRANJERA

Correspondiente al ejercicio económico finalizado el 31/12/2003
Comparativo con el ejercicio anterior
En miles de pesos

RUBROS	Casa matriz y sucursales en el país	Total del ejercicio al 31/12/2003	Total del ejercicio (por moneda)		Total del ejercicio al 31/12/2002
			US$	EUROS	
ACTIVO					
Disponibilidades	298.587	298.587	142.707	155.880	41.348
Títulos públicos y privados	953.853	953.853	953.853	-	1.240.846
Préstamos	49.489	49.489	49.489	-	306.513
Otros créd. por interm. financiera	2.677.052	2.677.052	2.644.970	32.082	3.013.318
Participación en otras sociedades	-	-	-	-	107
Créditos diversos	284.404	284.404	164.280	120.124	2.140
Partidas pend. de imputación	324	324	324	-	883
Total	**4.263.709**	**4.263.709**	**3.955.623**	**308.086**	**4.605.155**
PASIVO					
Depósitos	445	445	445	-	167
Otras obligaciones por interm. financ.	3.388.609	3.388.609	2.274.975	1.113.634	4.008.192
Obligaciones diversas	627	627	626	1	729
Partidas pend. de imputación	-	-	-	-	-
Total	**3.389.681**	**3.389.681**	**2.276.046**	**1.113.635**	**4.009.088**
CUENTAS DE ORDEN					
DEUDORAS (excepto cuentas deudoras por contra)	**53.841**	**53.841**	**53.841**	**-**	**14.852**
Contingentes	49.646	49.646	49.646	-	14.852
De control	4.195	4.195	4.195	-	-
ACREEDORAS (excepto cuentas acreedoras por contra)	**-**	**-**	**-**	**-**	**643.699**
	-	-	-	-	643.699

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 18/02/2004
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ANEXO (N)

ASISTENCIA A VINCULADOS

Correspondiente al ejercicio económico finalizado el 31/12/2003
Comparativo con el ejercicio anterior
En miles de pesos

cepto / Situación	Normal	Riesgo potencial/ cumplim. inadec.	Con problemas/ cumplim. deficiente		Con alto riesgo de insolvencia / de dif.recup.		Irrecuperable	Irrecup. Por disp. Técnica	Total	
			No vencida	Vencida	No vencida	Vencida			31/12/2003	31/12/2002
éstamos										
·Iipotecarios y prendarios	337	-	-	-	-	-	59	-	396	2.285
Con garantías y contragarantías preferidas "B"	337	-	-	-	-	-	59	-	396	2.285
rticipación en otras sociedades	114.883	-	-	-	-	-	-	-	114.883	115.742
ıl	**115.220**	-	-	-	-	-	59	-	**115.279**	**118.027**
·isiones	3	-	-	-	-	-	46	-	49	202

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Firmado a los efectos de su identificación con nuestro informe de fecha 18/02/2004
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. Tº 1 Fº 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

1. PLAN INTEGRAL DE REESTRUCTURACION DE DEUDA FINANCIERA

Debido a los adversos cambios de significativa materialidad ocurridos durante el año 2002 en el país (Nota 2) y en especial la incidencia de los mismos en el sistema financiero, el Directorio del Banco decidió, con fecha 15 de agosto de 2002, iniciar un proceso de reestructuración de su deuda correspondiente a los siguientes capitales: i) Obligaciones negociables emitidas en el exterior por aproximadamente miles de pesos 2.849.254 y ii) Préstamos recibidos de bancos y otras entidades del exterior por aproximadamente miles de pesos 889.551, ambas cifras al 31 de diciembre de 2003.

En función de tal proceso de reestructuración y con la intención de brindar un tratamiento equitativo a los distintos acreedores involucrados, se decidió igualmente postergar, a partir del 16 de agosto de 2002, el pago de servicios de capital, interés y cualquier otro concepto vinculado a la deuda de que se trata, hasta tanto la misma fuese exitosamente reestructurada. Tal situación fue informada al BCRA, Comisión Nacional de Valores (CNV) y Bolsa de Comercio de Buenos Aires con fecha 16 de agosto de 2002.

Con fecha 28 de mayo de 2003, el Banco dio cumplimiento de lo dispuesto por la Comunicación "A" 3940, en referencia al tratamiento de la deuda financiera de capital sujeta para su cancelación al requisito de contar con la conformidad previa del BCRA.

Mediante Resolución N° 301 el Directorio del BCRA aprobó los términos de la propuesta de refinanciación de la deuda externa del Banco Hipotecario, siempre que se realizaran los siguientes cambios: i) excluir la posibilidad de entregar deuda denominada en moneda extranjera bajo ley extranjera, en cancelación por canje de deuda en pesos bajo la ley argentina, ii) incluir en la restricción impuesta al nuevo financiamiento que se destine a la precancelación de los créditos reestructurados, la especificación de que el nuevo endeudamiento cuyos fondos sean aplicados a la precancelación de la deuda reestructurada, no deberá tener un valor actual mayor a la deuda que se precancela y iii) eliminar toda mención a la eventual solicitud de un Acuerdo Preventivo Extrajudicial.

Atento a los términos en que el BCRA aprobó la propuesta de refinanciación, el Banco con fecha 30 de julio de 2003, presentó nota al Ente Rector peticionando: i) se reconsidere el punto 1.3. de la Resolución N° 301 (citado en el punto iii) del párrafo anterior) no oponiendo objeción a que se someta a decisión judicial la eventual homologación del APE, o bien, en subsidio, se limite a tomar conocimiento de dicha vía de acción decidida por el Banco, aclarando que su procedencia quedará diferida a la resolución final del órgano judicial competente; ii) ínterin, en tanto se resuelve el recurso deducido, se suspendan los efectos del punto 1.3. de la Resolución citada, manteniéndose plenamente vigentes los restantes términos de dicho decisorio. El Banco interpreta que el BCRA ha declinado expedirse sobre el APE, por entender que su procedencia debe ser decidida en la órbita judicial. A la fecha, el BCRA no se ha expedido sobre el recurso presentado por el Banco.

Guillermo C. Martinz Gerente de Contaduría General BANCO HIPOTECARIO S.A.	**Hugo L. Chiera** Sub Gerente General a/c Gerencia General BANCO HIPOTECARIO S.A.	Inicialado a efectos de su identificación con nuestro informe de fecha 18/02/2004 PRICE WATERHOUSE & Co. C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Ernesto M. Viñes Director a/c Presidencia BANCO HIPOTECARIO S.A.	**Ricardo Flammini** Por Comisión Fiscalizadora	

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

Con fecha 8 de agosto de 2003, el Directorio del Banco aprobó el Prospecto definitivo correspondiente al Programa Global para la emisión de obligaciones negociables considerado y aprobado por Asamblea General de Accionistas del 30 de abril de 2003, así como el Suplemento de Precios correspondiente a la Oferta de canje a ser dirigido a los acreedores de la deuda financiera sujeta a reestructuración.

Con fecha el 14 de agosto de 2003, el Banco efectuó el lanzamiento de la Oferta para todas sus series de obligaciones negociables, la que en términos generales consistia en:

Ofrecer a los tenedores de obligaciones negociables la oportunidad de canjear sus tenencias existentes denominadas en dólares o en euros por nuevas obligaciones negociables en dólares o en euros, respectivamente, con el mismo valor nominal y vencimiento en el año 2013 ("Oferta a la par").

En la Oferta a la par, se ofrecía canjear obligaciones negociables existentes por: i) obligaciones negociables a largo plazo por un 90% del valor nominal de las notas presentadas, más ii) obligaciones negociables a largo plazo por un valor nominal igual al 10% del valor nominal de las notas presentadas, si dichas presentación es efectuada antes del 15 de septiembre de 2003, más iii) efectivo como compensación por intereses impagos entre el 16 de agosto de 2002 y el 15 de septiembre de 2003.

Aquellos tenedores de obligaciones negociables que participen en la Oferta a la par podrían participar de la segunda oferta a realizarse en forma simultanea. En esta segunda oferta se podría escoger entre una opción de pago en efectivo ("Oferta en efectivo") y una opción por nuevas obligaciones negociables con garantía y un plazo menor ("Oferta con garantía").

En la Oferta de efectivo, se ofrecía la opción de canjear las obligaciones negociables a largo plazo recibidas en la Oferta a la par por un monto en efectivo igual a un 45% del valor nominal de dichas notas más un pago en efectivo por concepto de intereses impagos.

En la Oferta con garantía, se ofrecía la opción de canjear las obligaciones negociables a largo plazo recibidas en la Oferta a la par por nuevas obligaciones negociables con garantía fiduciaria por un valor nominal equivalente al 70% del valor nominal de las notas recibidas en la Oferta a la par, más un pago en efectivo por concepto de intereses impagos. La garantía consistía en la constitución de un fideicomiso integrado por BODENs y préstamos garantizados por al menos el 110% del monto nominal de las nuevas obligaciones negociables con garantía a emitirse. Las obligaciones negociables también darían derecho a recibir un pago contingente por apreciación en el valor de las acciones del Banco ("StARS"). Las StARS podrán ser abonadas en efectivo, en acciones clase D o mediante una combinación de ambos solo al momento del vencimiento de las obligaciones negociables garantizadas y conforme el método de

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

valuación previsto en la Oferta. Las StARS no serán separables de las obligaciones negociables garantizadas.

El Banco también invitó a los acreedores de su deuda sujeta a reestructuración a suscribir y ejecutar un Acuerdo Preventivo Extrajudicial ("APE"), sujeto a que las ofertas se completasen exitosamente y más del 75% de los acreedores del banco (incluyendo la condición de que el APE fuese aprobado por al menos el 66,6% de cada clase de acreedores afectada) aprobasen ejecutar dicho acuerdo. El Banco pretende peticionar su firma y homologación judicial.

La Oferta presentada, la solicitud para modificar ciertas cláusulas legales de las obligaciones negociables existentes, la solicitud del APE, así como la reestructuración de la deuda bancaria (en términos sustancialmente iguales a la oferta hecha a los tenedores de notas), formaron parte del plan integral de reestructuración implementado por el Banco.

La Oferta estuvo sujeta a ciertas limitaciones y varias condiciones, incluyendo el monto disponible para las Ofertas en efectivo y el monto a emitir de las nuevas obligaciones con garantía. El Banco se comprometió a destinar hasta un máximo de miles de US$ 60.000 para la Oferta en efectivo y a emitir un máximo de miles de US$ 300.000 de nuevas obligaciones negociables con garantía. Los acreedores bancarios también podrían participar de la Oferta en efectivo y la Oferta con garantía.

A su vez, la Oferta estaba condicionada, entre otras cosas a la reestructuración de la deuda bancaria (con un mínimo de 90% de participación) y al logro de una participación de al menos el 90% de las obligaciones negociables existentes.

Las nuevas obligaciones negociables no se registrarían en los Estados Unidos de Norteamérica.

Finalmente, con fecha 29 de diciembre de 2003 venció la recepción de ofertas al canje, aceptando el Banco todos los títulos existentes ofrecidos válidamente ante el cumplimiento de las condiciones para las ofertas de canje del Banco y la reestructuración simultanea de la totalidad de su deuda pendiente de pago con los acreedores bancarios. Con fecha 14 de enero se efectuó la liquidación de la misma.

El monto de capital total final de títulos existentes al 29 de diciembre de 2003 ofrecido válidamente fue de miles de pesos 2.662.242, que representan aproximadamente 93% del monto del capital total de los títulos existentes a dicha fecha en circulación. De los montos finales válidamente ofrecidos, aproximadamente 77% (miles de pesos 2.060.861) optó por recibir títulos a largo plazo, aproximadamente 7% (miles de pesos 168.054) optó por recibir efectivo, aproximadamente 16% (miles de pesos 433.325) optó por recibir títulos garantizados.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

De los miles de pesos 889.551 en monto de capital total de deuda bancaria existente pendiente al 29 de diciembre de 2003, el 100% participó en la reestructuración simultanea de la misma. De los montos que participaron, aproximadamente 20% (miles de pesos 187.403) optó por recibir préstamos a largo plazo, aproximadamente 10% (miles de pesos 98.354) optó por recibir efectivo, y aproximadamente 70% (miles de pesos 607.956) optó por recibir préstamos garantizados.

El siguiente cuadro muestra los montos y porcentajes de lo títulos existentes ofrecidos válidamente para el canje por serie:

Títulos existentes denominados en dólares

Serie	Descripción	Monto de Capital Total Pendiente	Monto de Capital Total Ofrecido	Porcentaje del Monto Pendiente Ofrecido
Serie I	Títulos al 10% con vencimiento el 17 de abril de 2003	US$ 297.460.000	US$ 282.459.000	95,0%
Serie III	Títulos al 10,625% con vencimiento el 7 de agosto de 2006	US$ 13.108.000	US$ 12.371.000	94,4%
Serie IV	Títulos al 13% con vencimiento el 3 de diciembre de 2008	US$ 4.810.000	US$ 3.900.000	81,1%
Serie VI	Títulos al 12,25% con vencimiento el 15 de marzo de 2002	US$ 7.598.000	US$ 6.756.000	88,9%
Serie XVI	Títulos al 12,625% con vencimiento el 17 de febrero de 2003	US$ 125.000.000	US$ 113.729.000	91,0%
Serie XXIV	Títulos al 9% con vencimiento el 15 de marzo de 2005	US$ 114.311.750	US$ 105.744.950	92,5%
	Total	**US$ 562.287.750**	**US$ 524.959.950**	**93,4%**

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

Títulos existentes denominados en euros

Serie	Descripción	Monto de Capital Total Pendiente	Monto de Capital Total Ofrecido	Porcentaje del Monto Pendiente Ofrecido
Serie XVII	Títulos al 9% con vencimiento el 27 de marzo de 2002	€ 1.815.000	€ 1.079.000	59,4%
Serie XXII	Títulos al 8,75% con vencimiento el 18 de octubre de 2002	€ 3.713.000	€ 3.471.000	93,5%
Serie XXIII	Títulos al 10,75% con vencimiento el 6 de febrero de 2004	€ 150.000.000	€ 137.702.000	91,8%
Serie XXV	Títulos al 8% con vencimiento el 15 de junio de 2005	€ 170.829.200	€ 163.020.530	95,4%
	Total	**€ 326.357.200**	**€ 305.272.530**	**93,5%**

Los montos mencionados en las tablas anteriores incluyen miles de US$ 29.342, equivalente a miles de pesos 86.061, de monto de capital total de los títulos existentes en poder del Banco.

Deuda Bancaria denominada en Dólares

Facilidad	Monto de Capital Total Pendiente	Monto de Capital Total Ofrecido	Porcentaje del Monto Pendiente Ofrecido
Préstamo IFC	US$ 25.000.000	US$ 25.000.000	100%
Préstamo USCP	US$ 102.500.000	US$102.500.000	100%
Préstamo OPIC	US$ 81.736.187	US$ 81.736.187	100%
Derivados	US$ 10.106.316	US$ 10.106.316	100%
Total	**US$ 219.342.503**	**US$ 219.342.503**	**100%**

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

Deuda Bancaria denominada en Pesos

Facilidad	Monto de Capital Total Pendiente	Monto de Capital Total Ofrecido	Porcentaje del Monto Pendiente Ofrecido
Préstamo Sindicado	$ 105.000.000	$ 105.000.000	100%
Acuerdo de Facilidades Citibank	$ 120.028.503	$120.028.503	100%
Derivados	$ 21.191.004	$ 21.191.004	100%
Total	**$ 246.219.507**	**$ 246.219.507**	**100%**

Con fecha 14 de enero de 2004, el Banco entregó los siguientes montos totales de nuevos títulos y efectivo en canje por lo títulos existentes ofrecidos válidamente.

Nuevos títulos

Descripción	CUSIP	ISIN	Monto de Capital
Títulos denominados en dólares estadounidenses con vencimiento en 2013	P1330H AZ 7	USP1330HAZ75	US$ 410.904.357
Títulos denominados en euros con vencimiento en 2013	-	XS0175068971	€ 256.217.734
Títulos garantizados con vencimiento en 2010	P1330H BA 1	USP1330HBA 16	US$ 107.940.529

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

Nueva Deuda Bancaria

Descripción	Vencimiento	Monto de Capital
Facilidad Garantizada en pesos	2010	$ 214.173.726
Facilidad Garantizada en dólares	2010	US$ 86.333.149
Facilidad Largo Plazo tasa fija en dólares	2013	US$ 50.315.764
Facilidad Largo Plazo tasa flotante en dólares	2013	US$ 13.578.941

Pagos en efectivo

Descripción	**Montos en dólares estadounidenses**	**Montos en euros**
Pagos por la oferta de compra	US$ 30.935.637,90	€ 8.746.155,57
Pagos realizados en reemplazo de intereses devengados e impagos	US$ 34.182.964,99	€ 11.497.458,11

Además de efectuar los pagos con relación a la oferta de compra en efectivo, en la fecha de liquidación, el Banco realizó dos pagos en reemplazo de intereses devengados e impagos. El primer pago corresponde a los intereses que hubieran devengado los títulos existentes desde el 16 de agosto de 2002 hasta el 15 de septiembre de 2003 a la tasa del 3% anual. El segundo pago corresponde a los intereses que hubieran devengado los nuevos títulos desde el 15 de septiembre de 2003 hasta la fecha de liquidación, considerando lo nuevos títulos como emitidos el 15 de septiembre de 2003. Dichos intereses se calcularon a las tasas de interés aplicables a los nuevos títulos de conformidad con lo descripto en el prospecto y el suplemento de precios emitido por el Banco con fecha 8 de diciembre de 2003, en relación con las ofertas.

En base a los montos finales ofrecidos válidamente en la oferta, y en la reestructuración simultánea de la deuda bancaria existente del Banco no se aplicó ningún factor de prorrateo a la elección de efectivo ni a la elección de deuda garantizada.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

En los presentes estados contables, el Banco ha registrado: i) el impacto positivo por quitas de capital en el rubro Ingresos Financieros. en las líneas "Resultado reestructuración obligaciones negociables" y "Resultado reestructuración préstamos financieros", por miles de pesos 231.998 y 254.404, respectivamente, ii) la disminución de intereses devengados en el ejercicio 2003 regularizando el rubro Egresos Financieros por miles de pesos 209.280 y iii) la disminución de intereses correspondientes al ejercicio 2002 en el rubro Utilidades Diversas por miles de pesos 88.016.

De conformidad con los compromisos asumidos, se constituyó un fideicomiso bajo la ley Argentina mediante un Contrato de Fideicomiso celebrado entre el Banco y ABN AMRO Bank NV, sucursal Argentina, transfiriendo el Banco como fiduciante con fecha 24 de diciembre de 2003, miles de pesos 748.997 en BODEN 2012 y miles de pesos 113.189 en Préstamos Garantizados del Gobierno Nacional. El Fideicomiso mantendrá los citados activos para beneficio de los tenedores de títulos de deuda garantizadas y deuda financiera garantizada. El único objeto del Fideicomiso es garantizar el pago de intereses y capital adeudados respecto de la deuda financiera reestructurada garantizada, conformando sus activos exclusivamente BODEN, títulos garantizados por el gobierno y el producido derivado de los mismos.

2. COYUNTURA ECONOMICA Y SOCIAL ARGENTINA

La República Argentina ha transitado un contexto económico adverso iniciado a fines del año 2001, caracterizado por un alto nivel de endeudamiento externo, altas tasas de interés, un riesgo país que ha alcanzado valores por encima de los promedios habituales y una importante contracción del nivel de actividad. Dicha contracción del nivel de actividad económica ha generado una caída importante en la demanda de productos y servicios y un incremento significativo en el nivel de desempleo. Asimismo, dichas circunstancias han afectado la capacidad del Gobierno Nacional para cumplir con sus obligaciones y la posibilidad de acceder a financiamiento adicional, anunciando a fines del año 2001 el incumplimiento del pago de los servicios de deuda.

El 6 de enero de 2002, el Gobierno Nacional sancionó la Ley 25561 (Ley de emergencia pública y reforma del régimen cambiario) que implicó un profundo cambio del modelo económico vigente hasta ese momento, y que incluyó la Ley de Convertibilidad sancionada en marzo de 1991. Con posterioridad, el Gobierno Nacional anunció nuevas medidas económicas que se instrumentaron a través de diferentes disposiciones legales, que afectaron significativamente el negocio bancario y el régimen cambiario. Asimismo, los cambios en la situación económica hicieron que el Gobierno Nacional continúe tomando resoluciones que reglamentan y modifican las medidas iniciales citadas.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

A continuación se enumeran algunas de las medidas adoptadas por el Gobierno Nacional que afectan a los presentes estados contables.

Régimen Cambiario

Mediante Decreto 260 (Régimen cambiario), se estableció a partir del 11 de febrero de 2002 un mercado único y libre de cambios por el cual se cursarán todas las operaciones de cambio de divisas extranjeras las que serán realizadas al tipo de cambio que sea libremente pactado de acuerdo con los requisitos que establezca el Banco Central de la República Argentina (BCRA). La Comunicación "A" 3471, complementarias y modificatorias, estableció la reglamentación necesaria para la regulación de dicho mercado.

Préstamos en moneda extranjera

De acuerdo con la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias, los préstamos otorgados por el sistema financiero argentino en dólares estadounidenses u otra moneda extranjera fueron convertidos a pesos conforme a las siguientes pautas: (i) al Sector Privado no Financiero a la paridad de $1,00 por dólar estadounidense o su equivalente en otra moneda extranjera, (ii) al Sector Público no Financiero a la paridad de $1,40 por dólar estadounidense o su equivalente en otra moneda extranjera y (iii) al Sector Financiero a la paridad de $1,40 por dólar estadounidense o su equivalente en otra moneda extranjera. Dichas medidas contemplaron la aplicación a los préstamos otorgados al Sector Privado no Financiero y Sector Público no Financiero, a partir del 3 de febrero de 2002, del coeficiente de estabilización de referencia (CER) que tiende a reflejar la variación en el índice de precios al consumidor y de una tasa de interés reducida de acuerdo con la naturaleza de la operación.

Por Decreto 762/02 y Ley 25713, el Poder Ejecutivo modificó la reglamentación expuesta en el párrafo anterior, exceptuando de la aplicación del CER a todos aquellos préstamos otorgados a personas físicas por entidades financieras que se enumeran seguidamente: (i) préstamos que tengan como garantía hipotecaria la vivienda única, familiar y de ocupación permanente, originariamente convenidos hasta la suma de 250.000 dólares estadounidenses u otra moneda extranjera y transformados a pesos, (ii) préstamos personales, con o sin garantía hipotecaria originariamente convenidos hasta la suma de dólares estadounidenses doce mil u otra moneda extranjera y transformados a pesos y (iii) los préstamos personales con garantía prendaria originariamente convenidos hasta la suma de dólares estadounidenses treinta mil u otra moneda extranjera y transformados a pesos. A partir del 1 de octubre de 2002 las obligaciones de pago contempladas precedentemente se actualizan en función de la aplicación del Coeficiente de Variación Salarial (CVS) que publica el Instituto Nacional de Estadísticas y Censos (INDEC).

Mediante Ley 25796, se dispuso eliminar la aplicación del CVS a partir del 1° de abril de 2004.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

Cancelaciones de préstamos

Con fecha 12 de abril de 2002, el BCRA emitió la Comunicación "A" 3562 la cual establece que como consecuencia de la emisión del Decreto 469 los clientes existentes al 2 de noviembre de 2001 de las entidades financieras podrán cancelar sus deudas en títulos públicos nacionales.

Asimismo, el Decreto 1242/02, estableció que para el caso en que el cliente le hubiere cancelado total o parcialmente el préstamo a la entidad financiera y en el pago hubiera abonado CER, la entidad deberá poner a disposición del cliente dicho dinero aunque éste no lo hubiera reclamado.

Por otra parte, el Decreto 905/02 dispuso que las entidades financieras deben recibir Bonos del Gobierno Nacional (BODEN) en concepto de dación en pago por parte de personas físicas que resulten tenedoras de los mismos para ser aplicados, entre otros, a préstamos con garantía hipotecaria para vivienda única y familiar.

Depósitos en moneda extranjera

La Ley 25561 y el Decreto 214/02 determinaron que todos los depósitos nominados en dólares u otra moneda extranjera en el sistema financiero sean convertidos a pesos a la relación $1,40 por dólar estadounidense. A su vez, dispone que las entidades financieras cumplan con su obligación devolviendo pesos. Esos depósitos se les aplicará el CER y una tasa de interés mínima.

Mediante Decreto 905/02 el Poder Ejecutivo posibilitó a los titulares de depósitos constituidos originalmente en moneda extranjera ejercer la opción de canjear los mismos por un menú de títulos públicos en pesos y dólares estadounidenses, quedando a cargo del Estado Nacional la acreditación de dichos bonos y otorgando el BCRA adelantos a las entidades financieras para afrontar el citado canje, previa constitución de ciertas garantías contempladas en el mismo decreto. Los depósitos reprogramados que no fueron objeto de canje, han sido inscriptos en el "Registro escritural de depósitos reprogramados" que lleva la Caja de Valores Sociedad Anónima, constituyendo valores negociables, con oferta pública y negociados en mercados autorregulados del pais.

Por Decreto 1836/02, modificado parcialmente por Decreto 2167/02, el Poder Ejecutivo reabrió la posibilidad de optar a los titulares de certificados de depósitos reprogramados por nuevos títulos públicos en dólares estadounidenses o letras de plazo fijo en pesos emitidas por cada entidad financiera, conjuntamente con una opción de conversión a moneda de origen emitida por el Estado Nacional. Por otra parte, se autorizó a reintegrar depósitos que tengan un saldo reprogramado al 31 de mayo de 2002 de hasta pesos siete mil más CER e intereses devengados, o a voluntad de las entidades financieras con recursos propios de hasta pesos diez mil

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

más CER e intereses devengados, a partir del 1° de octubre del año 2002. Mediante Resolución N° 743 del 11 de diciembre de 2002 el Ministerio de Economía prorrogó por 90 días corridos a partir de dicha fecha la facultad de ejercer la opción descripta precedentemente.

Finalmente, por Decreto 739/03, el Poder Ejecutivo posibilitó a los titulares de depósitos constituidos originalmente en dólares estadounidenses y que fueran pesificados a solicitar a las entidades financieras la cancelación total o parcial de sus depósitos o certificados, de acuerdo con un cronograma estipulado en virtud del monto original de la imposición.

Concursos y quiebras

Con fecha 14 de febrero de 2002 se promulgó la Ley 25563 (Concursos y Quiebras) que declara la emergencia productiva y crediticia originada en la situación de crisis por la que atraviesa el país, hasta el 10 de diciembre de 2003. A continuación se detallan algunas de las medidas adoptadas:

- Suspensión por 180 días desde la entrada en vigencia de la mencionada ley en los concursos preventivos, de la totalidad de las ejecuciones judiciales y extrajudiciales, incluidas, entre otras, las hipotecarias y prendarias de cualquier origen. Serán nulos todos los actos de disposición extraordinaria del deudor sobre sus bienes durante el período de suspensión, salvo que contare con acuerdo expreso de los acreedores.

- Suspender por 180 días el trámite de pedidos de quiebra, dejando a salvo la posibilidad de aplicar medidas del articulo 85 de la Ley 24522.

- Acceso al crédito de personas físicas y jurídicas concursadas, para lo cual el BCRA procederá a reglamentar la eliminación de toda restricción, e instrumentará una línea de redescuento destinada a las entidades financieras que asistan a las empresas concursadas.

- Las entidades financieras regidas por la Ley 21526 (Ley de Entidades Financieras) y complementarias gozarán de un plazo de 90 días para proceder a la reprogramación de las acreencias existentes al 30 de noviembre de 2001 que mantengan con los deudores del sistema financiero a través de un acuerdo con cada uno de ellos.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

Con fecha el 15 de mayo de 2002, el Congreso Nacional sancionó la Ley 25589 de Reforma de la Ley de Quiebras, cuyos principales puntos son los siguientes:

- Restituye el mecanismo establecido en el articulo 48 de la Ley 24522, que les permite a los acreedores adquirir el paquete accionario de la sociedad deudora, fijando condiciones tendientes a evitar la subvaluación de los patrimonios.

- Para determinar el valor de la empresa se incorporan variables que no tienen que ver únicamente con el balance contable, como por ejemplo marca y posicionamiento en el mercado.

- El plazo de ejecuciones se suspende por 180 días corridos, contados a partir de la vigencia de la citada ley.

- Se reduce el período de exclusividad, teniendo el deudor de 90 a 120 días para efectuar ofertas a los acreedores, en lugar de los 180 días que preveía la ley anterior.

- Respecto de las homologaciones, los jueces podrán cancelar un acuerdo si lo consideran abusivo para alguna de las partes.

- Acuerdo Preventivo Extrajudicial (APE): El deudor que se encontrare en cesación de pagos o en dificultades económicas o financieras de carácter general, puede celebrar un acuerdo con sus acreedores, Acuerdo Preventivo Extrajudicial (APE), y someterlo a homologación judicial. Por efecto de la homologación quedan suspendidas todas las acciones de contenido patrimonial contra el deudor. El acuerdo homologado produce efectos respecto de todos los acreedores.

Con fecha 2 de junio de 2003 fue promulgada la Ley 25737, la cual establece que quedan suspendidas por 90 días, las ejecuciones que tengan por objeto a la vivienda única, sea cual fuere el origen de la obligación.

Con fecha 23 de junio de 2003, el Poder Ejecutivo, mediante Decreto 247, dispuso la creación del Registro de Ejecuciones – Vivienda Unica. En el mismo podrán inscribirse los deudores comprendidos dentro de los términos de la Ley 25737. El Poder Ejecutivo elevará al Congreso de la Nación las medidas que estime necesarias para resolver los casos planteados. Asimismo, podrán registrarse acreedores que consideren afectado su situación socio-económica, por la citada ley.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

Sistema de refinanciación hipotecaria

Con fecha 6 de noviembre de 2003, mediante Ley 25798, reglamentada por Decreto Nro. 1284/03, se dispuso:

- la creación de un sistema de refinanciación para deudores hipotecarios, que prevé que un fondo fiduciario estatal se haga cargo de las obligaciones de los deudores que hayan tomado montos de hasta pesos 100.000 para todo tipo de préstamos que tengan como garantía la vivienda única y de habitación permanente, que hayan entrado en mora entre el 1° de enero de 2001 y el 11 de septiembre de 2003;

- la creación de una unidad de reestructuración que tiene por objeto el análisis de los mutuos que resulten elegibles en los términos de la presente ley, excepto en la mora, y que hayan sido concertados con anterioridad a la vigencia de la convertibilidad del Austral dispuesta por la Ley 23928.

Medidas cautelares

Como consecuencia de las medidas adoptadas por el Gobierno Nacional se han presentado una importante cantidad de demandas ante la justicia contra el Estado Nacional y entidades financieras, reclamando en devolución sus depósitos en moneda de origen, dado que los mismos violan derechos constitucionales. A la fecha se desconoce el resultado final y el monto de dichas demandas.

Regímenes informativos al BCRA

Mediante la Comunicación "A" 3599 del BCRA, emitida el 3 de mayo de 2002, se suspendió la presentación de ciertos regímenes informativos, entre los que se incluye el correspondiente a capitales mínimos. Como consecuencia de ello, el Banco ha analizado las relaciones técnicas sobre la base de estimaciones, en la medida en que esta situación se ha ido normalizando.

Con fecha 30 de mayo de 2003, el Ente Rector emitió la Comunicación "A" 3959 que establece un nuevo régimen de capitales mínimos para las entidades financieras, y el 25 de julio de 2003 por Comunicación "A" 3986 dispuso que a partir de enero de 2004 deberá verificarse el cumplimiento de las normas sobre "Capitales mínimos de las entidades financieras". Adicionalmente se establecieron factores de corrección ("alfas") a aplicar sobre algunos componentes de la exigencia de capitales mínimos.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

Como consecuencia del proceso de reestructuración de deuda financiera denominada en moneda extranjera y la falta de conclusión del proceso de compensación del Gobierno Nacional por pesificación asimétrica dispuesto por el Decreto 905/02, el Banco se encuentra transitoriamente desfasado en el cómputo de la posición global neta en moneda extranjera. Dicha situación fue comunicada oportunamente al BCRA.

Conversión de Deuda Pública Provincial

Mediante Decreto 1579/02, el Poder Ejecutivo dispuso que el Fondo Fiduciario para el Desarrollo Provincial asumiera las deudas provinciales instrumentadas en la forma de Títulos Públicos, Letras del Tesoro o Préstamos. A su vez este Fondo, a través del Banco de la Nación Argentina, en su carácter de fiduciario, emitiera Bonos Garantizados para ofrecerlos en pago de las deudas que mantienen las provincias con entidades bancarias y financieras.

Unidad de Reestructuración del Sistema Financiero

Mediante Decreto 1262 del 22 de mayo de 2003, el Poder Ejecutivo dispuso la creación de la Unidad de Reestructuración del Sistema Financiero, la que tendrá por objeto definir la estrategia de reestructuración del sistema financiero. A la fecha de los presentes estados contables, el Banco ha cumplimentado los requerimientos solicitados por dicha Unidad.

3. COMPENSACIONES DEL GOBIERNO NACIONAL A ENTIDADES FINANCIERAS

3.1. PESIFICACIÓN ASIMÉTRICA

Mediante Decreto 905, el Gobierno Nacional dispuso la emisión de "Bonos Compensatorios del Gobierno Nacional" para compensar a las entidades financieras los efectos patrimoniales negativos generados por la transformación a pesos, a diferentes relaciones de cambio, de los créditos y obligaciones denominados en moneda extranjera conforme a lo establecido por la Ley 25561, el Decreto 214 y sus normas modificatorias o complementarias y para cubrir la diferencia negativa en la posición neta entre activos y pasivos denominados en moneda extranjera resultante de su transformación a pesos conforme lo establecido por las normas precedentemente referidas.

Por otra parte, el Poder Ejecutivo facultó al Banco Central de la República Argentina a determinar el procedimiento para compensar a cada entidad financiera, siendo reglamentado, hasta el presente, por el ente rector mediante Comunicación "A" 3650, "A" 3721 y "B" 7564 complementarias y modificatorias.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

En consecuencia, el Banco cumplimentó el requerimiento informativo de los artículos 28 y 29 del Decreto 905 - Compensación a Entidades Financieras, utilizando para su confección la normativa vigente y criterios particulares, ejerciendo las siguientes opciones:

- Compensación Bono del Gobierno Nacional en US$ 2012 (art. 29 inc. b, c y d): bono compensatorio - diferencia entre activos y pasivos pesificados a $1,00 por el diferencial del tipo de cambio $ 0,40, convertido a $1,40 por dólar estadounidense -: miles de US$ 404.382,93.

- Cobertura Bono del Gobierno Nacional en US$ 2012 (art. 29 inciso e). Bono cobertura – diferencia entre activos y pasivos en dólares estadounidenses, neto del bono compensatorio: miles de US$ 796.356,97.

En septiembre de 2002 el BCRA acreditó miles de US$ 344.050 en BODEN 2012, quedando en resguardo de emisión la diferencia con respecto al derecho de compensación solicitado.

Con fecha 11 de agosto de 2003, se recibió nota (Sírvase citar: 316/85/03) en la cual se detallan las observaciones que surgen de la verificación practicada por la Gerencia de Supervisión de Entidades Financieras del Banco Central de la República Argentina sobre la determinación de la compensación prevista en los artículos 28 y 29 del Decreto 905/02.

Si bien el 26 de septiembre de 2003, el Banco contestó las observaciones formuladas por el Ente Rector, por un criterio de prudencia se dispuso la constitución de una previsión de pasivo con cargo a pérdidas diversas por miles de pesos 50.537.

Finalmente mediante Comunicación "A" 4074, el BCRA dispuso la rectificación de la información requerida en los términos de la Comunicación "A" 3825, con el fin de contemplar los efectos producidos por el reintegro de excesos de conversión a pesos dispuesto por Comunicación "A" 4043.

A efectos de los presentes estados contables, se han registrado: i) en el rubro Títulos Públicos y Privados – Tenencias en cuentas de inversión – los BODEN 2012 acreditados por el BCRA, ii) en Otros Créditos por Intermediación Financiera - Compensación a recibir del Gobierno Nacional - En Moneda Extranjera - el derecho a percibir los bonos compensación y cobertura, y iii) en Otras Obligaciones por Intermediación Financiera - Banco Central de la República Argentina - Otros, la obligación a asumir en contrapartida del Bono Cobertura.

Por otra parte, el Banco se reserva los derechos emergentes de efectuar reclamos por los efectos patrimoniales negativos generados por la no aceptación de la compensación solicitada a nivel consolidado.

Guillermo C. Martinz Gerente de Contaduría General BANCO HIPOTECARIO S.A.	Hugo L. Chiera Sub Gerente General a/c Gerencia General BANCO HIPOTECARIO S.A.	Inicialado a efectos de su identificación con nuestro informe de fecha 18/02/2004 PRICE WATERHOUSE & Co. C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Ernesto M. Viñes Director a/c Presidencia BANCO HIPOTECARIO S.A.	Ricardo Flammini Por Comisión Fiscalizadora	

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

3.2. INDEXACIÓN ASIMÉTRICA

Mediante Ley 25796, reglamentada por Decreto 117/04 se facultó al Poder Ejecutivo a emitir "Bonos del Gobierno Nacional en pesos a tasa variable 2013" por un monto de hasta dos mil ochocientos millones de pesos ($2.800) a los fines de compensar a las entidades financieras de manera total única y definitiva los efectos generados por la vigencia de las normas de orden general en virtud de las cuales es de aplicación, sobre algunos de sus activos, el Coeficiente de Variación Salarial (CVS), y sobre algunos de sus pasivos, el Coeficiente de Estabilización de Referencia (CER).

El monto a compensar surgirá de la cartera de préstamos que quedan comprendidos en el Decreto 762/02 y la ley 25713, por vida promedio y entidad financiera, neta de previsiones y un factor de recobrabilidad que se establece en el 5% de dicha cartera. El monto a compensar será el que resulte de considerar, respecto de la base mencionada por la entidad financiera, la diferencia entre la evolución del Coeficiente de Estabilización de Referencia (CER) más la tasa del 2% y el Coeficiente de Variación Salarial, si fuera aplicable al período correspondiente más la tasa aplicable según la normativa vigente.

En caso que dicha diferencia sea positiva el Estado Nacional deberá colocar el bono a las entidades financieras a un valor técnico igual a esa diferencia. En caso de que la diferencia sea negativa, las entidades financieras deberán restituir al Estado Nacional los "Bonos del Gobierno Nacional en pesos a tasa variable 2013" por el monto de dicha diferencia.

El articulo 12 del decreto 117/04 establece que el mecanismo de compensación descripto será asimismo de aplicación respecto de las carteras de créditos que hayan sido originadas por entidades financieras, y luego cedidas a fideicomisos hasta el 31 de enero de 2002, en cuyo caso el mecanismo será de aplicación respecto de las entidades financieras que sean tenedoras, a dicha fecha, de títulos de deuda o de certificados de participación del fideicomiso respectivo, por hasta el monto de la cartera originada y cedida.

En consecuencia la entidad ha estimado y registrado al cierre de los presentes estados contables miles de pesos 49.642 por su cartera propia y miles de pesos 32.003 de préstamos cedidos a fideicomisos financieros en el rubro "Otros Créditos por Intermediación Financiera", los derechos adquiridos de acuerdo con las disposiciones detalladas. Los importes detallados precedentemente contemplan la evolución de la compensación por el ejercicio 2004, aplicando al efecto el CER y CVS esperado para dicho periodo.

A la fecha de los presentes estados contables, el BCRA no ha emitido la correspondiente reglamentación.

Guillermo C. Martinz Gerente de Contaduría General BANCO HIPOTECARIO S.A.	**Hugo L. Chiera** Sub Gerente General a/c Gerencia General BANCO HIPOTECARIO S.A.	Inicialado a efectos de su identificación con nuestro informe de fecha 18/02/2004 PRICE WATERHOUSE & Co. C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Ernesto M. Viñes Director a/c Presidencia BANCO HIPOTECARIO S.A.	**Ricardo Flammini** Por Comisión Fiscalizadora	

3.3. REINTEGROS POR EXCESOS DE SALDOS NO CONVERTIDOS

Con fecha 5 de enero de 2004 el Banco cumplimentó el régimen informativo dispuesto por Comunicación "A" 4043 y complementarias, mediante el cual, BCRA resolvió reintegrar, o en su caso solicitar, a las entidades financieras. por exceso (defecto) de conversión y ajuste de saldos no convertidos, originados en la conversión a pesos de saldos de cuentas corrientes en moneda extranjera abiertas en el BCRA y de la cuenta "Requisitos Mínimos de Liquidez" abierta en el Deutsche Bank NY, dispuesto por Decreto 214/02 y complementarias.

En consecuencia la entidad ha registrado en el rubro "Otros Créditos por intermediación Financiera" miles de pesos 5.189, en concepto del crédito originado por disposiciones emanadas del BCRA.

4. TRATAMIENTO ASISTENCIAS OTORGADAS POR EL BCRA

Mediante resolución N° 213/02, el Directorio del Banco Central de la República Argentina requirió al Banco Hipotecario S.A. la presentación de un Plan de Regularización y Saneamiento en los términos del artículo 34 de la ley de Entidades Financieras N° 21526 y modificatorias, el cuál debe contemplar la adopción de medidas necesarias para recomponer la posición de liquidez de la entidad.

Con fecha 17 de abril de 2002, el Banco presentó al Banco Central de la República Argentina el plan de Regularización y Saneamiento.

El 21 de agosto de 2002 se presentaron al Banco Central nuevas proyecciones financieras e informaciones complementarias que contemplaron los cambios en el contexto económico posteriores al 17 de abril de 2002; la variación entre los saldos reales y los proyectados al 31 de mayo de 2002; el estado de las refinanciaciones de los vencimientos del año 2002; el estado de la renegociación comprensiva de los pasivos en el segundo semestre de 2002 (reestructuración de deuda), la síntesis de las proyecciones financieras modificadas, y la reposición de las sumas adeudadas al BCRA, según lo referido en el considerando 9 de la Resolución N° 213/02 del Directorio de esa Institución.

Por resolución N° 227 del 29 de mayo de 2003, el Directorio del BCRA le solicitó al Banco Hipotecario SA la reformulación del Plan de Regularización y Saneamiento vigente, a fin de que contemple la adecuación de las proyecciones de liquidez y la adopción de las medidas necesarias para salvaguardar su solvencia.

El 18 de junio de 2003, el Banco presentó al Ente Rector la reformulación solicitada, en la cuál se expusieron los siguientes puntos: i) avances en las gestiones tendientes a la reestructuración de deuda externa, ii) peticiones para cancelar asistencias mediante la afectación de BODEN 2012 recibidos de deudores hipotecarios,

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

iii) plan de reducción de gastos, iv) adhesión al procedimiento establecido por el art. 8 del Decreto 739/03 para la cancelación de dicha asistencia, con la alternativa prevista en el art. 3 del Decreto 1262/03 y v) ciertos análisis sobre los estados contables al 31de diciembre de 2002.

Mediante Decreto 739/03, del Poder Ejecutivo y Comunicación "A" 3941 del BCRA, se dispuso que las entidades financieras que lo soliciten procederán a la cancelación de los saldos de redescuentos y adelantos vigentes a la fecha del citado Decreto y concedidos en el marco del artículo 17 de la Ley 24144 y sus modificatorias, en un plazo máximo de 70 cuotas.

Posteriormente, el Poder Ejecutivo emitió el Decreto 1262/03, estableciendo que podrán modificarse las condiciones de amortización de los redescuentos, ampliando el plazo máximo hasta ciento veinte (120) cuotas, las que deberán ser equivalentes cada una a un porcentaje no inferior al 0.40% del capital ajustado. Si bien a la fecha de los presentes estados contables, el BCRA no ha reglamentado dicha norma, el Banco ha presentado al Ente Rector la adhesión al plan de reestructuración de su deuda, sujeto a las condiciones y reglamentaciones del Decreto 1262/03.

Con fecha 11 de septiembre de 2003, reformulado el 4 de febrero de 2004, el Banco presentó al BCRA un cronograma de cancelación de su deuda, que en concepto de redescuento, se mantiene con el Ente Rector, de conformidad con lo preceptuado por el artículo 3° del Decreto N° 1262/03, así como también un plan de transformación y reorganización para fortalecer la eficiencia y viabilidad del Banco.

Dicho cronograma fue elaborado partiendo de los saldos de redescuentos y adelantos otorgados por el BCRA al 28 de marzo de 2003, alcanzando a la citada fecha a miles de pesos 391.101, afectando como garantía de las asistencias brindadas, Préstamos Garantizados, que considerados a su valor técnico conservan un aforo no inferior al 125%. En la citada presentación, se contempla la cancelación de la deuda en un plazo máximo de 89 meses contados a partir del 31 de marzo de 2004.

Mediante Resolución N° 3 del 5 de febrero de 2004, la Unidad de Reestructuración del Sistema Financiero autorizó al BCRA a modificar las condiciones de amortización de las asistencias establecidas en el inciso b) del artículo 9 del Decreto 739/03, adecuadas por el Banco de conformidad con el cronograma en el párrafo anterior.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

5. EXPOSICION AL SECTOR PUBLICO

El Banco mantiene registrado en sus estados contables activos con el Sector Público que alcanzan miles de pesos 4.805.480, de acuerdo con el siguiente detalle:

a) Títulos Públicos por miles de pesos 1.350.465, de los cuales miles de pesos 1.288.048 corresponden a nuevos instrumentos emitidos por el Gobierno Nacional que no se encuentran sujetos al proceso de reestructuración (BODEN 2012 miles de pesos 919.874, BODEN 2007 miles de pesos 12.149, BODEN 2008 miles de pesos 10.100, BOGAR miles de pesos 160.993, LEBAC miles de pesos 184.932)
b) Préstamos Garantizados del Gobierno Nacional por miles de pesos 635.305, siendo el origen de los mismos, el canje de títulos públicos dispuesto por Decreto 1387/01, aceptados por cancelación de préstamos hipotecarios en situación irregular y adquiridos en el mercado.
c) Préstamos al sector público provincial y municipal por miles de pesos 141.888.
d) Derechos a recibir BODEN 2012 (cobertura y compensación) de acuerdo con los artículos 28 y 29 del Decreto 905/02 por miles de pesos 2.590.988.
e) Derechos a recibir BODEN 2013 en compensación por la indexación asimétrica dispuesta por Ley 25796 por miles de pesos 81.645.
f) Derechos de compensación por excesos de conversión a pesos de requisitos de liquidez dispuesto por la Comunicación "A" 4043 del BCRA por miles de pesos 5.189.

Por otra parte, los pasivos hacia el BCRA registrados al 31 de diciembre de 2003, alcanzan a miles de pesos 2.079.362, siendo las acreencias relacionadas con: i) adelantos y redescuentos por razones de iliquidez refinanciados incluidos en el matching dispuesto por Decreto 1262/02 por miles de pesos 397.593 y adelantos para suscribir BODEN 2012 de acuerdo con los artículos 28 y 29 del Decreto 905/02 por miles de pesos 1.681.769.

Tal como se menciona en la Nota 4, de acuerdo con lo dispuesto por el Decreto 1262/03, la Unidad de Reestructuración del Sistema Financiero autorizó al BCRA a modificar las condiciones de amortización de las asistencias otorgadas oportunamente de acuerdo al cronograma presentado. A través del procedimiento descripto en las citadas disposiciones, se han afectado en garantía de ésta obligación, tenencia de préstamos garantizados y dichas asistencias se amortizarán con el producto del cobro de los mencionados activos. La vida promedio de los préstamos garantizados efectados en garantía es superior al plazo solicitado de refinanciación de los citados adelantos.

El Banco tiene la intención de afectar la cartera de activos del sector público remanente de los descriptos en el párrafo anterior con excepción de lo títulos transferidos al fideicomiso constituido como garantía de las

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

Facilidades Garantizadas citadas en la Nota 1, en garantía a la aplicación del adelanto para financiar la suscripción de bonos cobertura, tal como lo indica el artículo 29 del Decreto 905/02.

Por otra parte, el Decreto 905/02, prevé en su artículo 17 que cada entidad financiera tendrá derecho a precancelar total o parcialmente los adelantos recibidos para la suscripción de bonos, utilizando para ello, la totalidad o en su caso, la parte equivalente de los activos afectados en garantía tomados al valor en que se encontraban registrados al momento de otorgarse el adelanto, con más su devengamiento hasta la fecha de su cancelación, menos lo efectivamente cancelado, en el supuesto de falta de pago de capital o intereses por el Estado Nacional por un plazo superior a 30 días de la fecha de vencimiento respectiva, de los bonos previstos en el capítulo II (BODEN) o de los títulos indicados en los incisos b) y c) del artículo 15 (préstamos garantizados y BOGAR).

Adicionalmente, mediante Comunicación "A" 4084 del 30 de enero de 2004, el BCRA resolvió que los activos entregados en garantía de adelantos otorgados para la suscripción de los bonos previstos en el Decreto 905/02, ratificado por el artículo 71 de la Ley 25827, podrán excluirse del tratamiento de valuación contable a valor presente, técnico o teórico (ver Notas 8.4. y 8.5.) a opción definitiva de las entidades, por parte o por el total de los adelantos, atento las previsiones del artículo 17 del mencionado Decreto, en cuyo caso serán registrados por el valor admitido a los fines de la constitución de garantías.

Atento a lo descripto precedentemente, la alta exposición del Banco al Sector Público Nacional, debe ser contemplada a la luz de los pasivos contraidos con el BCRA.

6. PLAN DE NEGOCIOS Y PROYECCIONES

Dentro del marco de la normalización del sistema financiero y de la adecuación de las entidades al régimen de capitales mínimos, el BCRA emitió la Comunicación "A" 4027, mediante la cual requirió a las entidades financieras, el desarrollo de un plan de negocios y proyecciones por el período de doce meses posteriores al 30 de septiembre de 2003.

Con fecha 31 de octubre de 2003, el Banco presentó ante el Ente Rector la información solicitada, siendo los objetivos fijados los siguientes:

- Recuperación de la estabilidad financiera. La misma se basa en:

  1) Reestructuración de la deuda financiera: el Banco ha lanzado una oferta a sus acreedores, la cual se encuentra vigente.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

2) Reprogramación asistencias del BCRA: se está a la espera de la aceptación por parte del BCRA y de la Unidad de Reestructuración Financiera de la propuesta de reprogramación presentada.
3) Obtención de compensaciones del Gobierno Nacional: sujeta a decisión de autoridades gubernamentales en cuanto a pesificación e indexación asimétrica.

- Reconversión de la Institución hacia un modelo de Banca Minorista. Apoyada en:

1) Implementación de una solución tecnológica integral que provea una plataforma desde la cual gestionar los nuevos productos y brindar servicios satisfactorios al cliente.
2) Implementación de mejoras en productos existentes y desarrollo de nuevos productos y servicios.
3) Incorporación de nuevos canales de comercialización.

- Maximización del valor de la cartera actual de créditos.

1) Administración del portfolio actual de créditos que implique un mejoramiento en los ratios de cobranza.
2) Gestión de recupero de créditos en situación irregular.

- Eficiencia y competitividad operativa.

1) Revisión de perfiles y puestos en función de la reconversión del Banco.
2) Capacitación de la dotación actual adaptando los recursos al nuevo perfil del Banco.
3) Optimización de recursos y reorientación de personal a áreas comerciales y de gestión de mora.
4) Competitividad en el mercado financiero a partir de la implementación de una nueva solución tecnológica.

Adicionalmente, el plan presentado contenía lineamientos sobre la identificación, detección, medición y monitoreo de los riesgos definidos por la Dirección, como así también la estructura de los controles internos.

Es importante destacar que de los objetivos fijados oportunamente, los más relevantes se encuentran cumplimentados o en un avanzado estado de cumplimiento, habiendo logrado el Banco despejar los riesgos patrimoniales y financieros a corto plazo, a saber:

a) Reestructuración de la deuda financiera: tal lo descripto en la Nota 1, el Banco ha reestructurado exitosamente su deuda.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

b) Reprogramación asistencias del BCRA: ha sido autorizada por parte del BCRA y de la Unidad de Reestructuración Financiera la propuesta de reprogramación presentada.

c) Se ha efectuado una importante inversión en una solución tecnológica integral, la cual se encuentra en pleno proceso de instalación y adaptación, tendiente a la reconversión de la Institución hacia un modelo de Banca Minorista.

d) Se han lanzando al mercado nuevos productos y rediseñando productos existentes.

7. BANCO HIPOTECARIO SOCIEDAD ANONIMA

La Ley 24855, sancionada el 2 de julio de 1997, promulgada por el Poder Ejecutivo Nacional (PEN) mediante Decreto 677 del 22 de julio de 1997 y el Decreto reglamentario 924/97 declaró al Banco Hipotecario Nacional "sujeto a privatización" en los términos de la Ley 23696 y dispuso que el PEN proceda a su transformación en sociedad anónima. La nueva Entidad que surja de esta transformación actuará bajo la denominación "Banco Hipotecario Sociedad Anónima" y como banco comercial bajo el régimen de la Ley 21526 y sus modificatorias y reglamentarias y continuará, con los alcances previstos en la normativa, con los derechos y obligaciones de su predecesor.

La Ley 24855 y su Decreto reglamentario disponen que Banco Hipotecario Sociedad Anónima deberá atender por un plazo de 10 años a partir de la promulgación de la ley, entre otras, las actividades de financiación de la construcción y/o adquisición de viviendas en todo el territorio nacional. Además deberá mantener líneas de crédito destinadas a la financiación de la construcción de viviendas en pequeñas localidades del país por un monto equivalente al 10% del total de créditos que otorgue para la construcción.

Banco Hipotecario Sociedad Anónima cuenta con un capital social de miles de pesos 1.500.000, totalmente suscripto e integrado, representado por 150.000.000 de acciones ordinarias escriturales clases A, B, C y D de valor nominal $10 cada una y un voto por acción, con excepción del derecho especial de voto múltiple previsto para las acciones Clase D determinado en su estatuto social.

Con fecha 2 de febrero de 1999 el Banco de la Nación Argentina, en su carácter de fiduciario del Fideicomiso de Asistencia al Fondo Fiduciario Federal de Infraestructura Regional, efectuó la oferta pública combinada de 42.000.000 acciones Clase D ordinarias y 270.000 opciones, representando cada una de estas últimas el derecho a la compra de 100 acciones, debiendo los inversores adquirir una cantidad mínima de acciones clase D para poder ser adjudicatarios de las opciones. Dicho derecho expiró el 2 de febrero de 2004.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

Se colocaron en el mercado local de capitales, con la autorización de la Comisión Nacional de Valores de la República Argentina, 13.616.606 acciones Clase D y 61.289 opciones y en el mercado internacional de capitales conforme a la Norma 144A bajo la Securities Act de 1933 de los Estados Unidos de América, 28.383.394 ADSs (Acciones Depositadas en Custodia), cada una representativa de una acción Clase D y 208.711 opciones.

Como consecuencia de la conclusión del plazo para el ejercicio de las opciones indicadas precedentemente, con fecha 2 de febrero de 2004 se adquirieron 17.909.500 acciones clase D.

8. BASES DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

Los presentes estados contables han sido preparados de acuerdo con normas contables establecidas por el BCRA mediante Circular CONAU 1, complementarias y modificatorias.

Los estados contables de la entidad predecesora, Banco Hipotecario Nacional, han sido ajustados por inflación conforme a las pautas descriptas en la Comunicación "A" 551 del Banco Central de la República Argentina hasta el ejercicio cerrado el 31 de diciembre de 1994 y preparados de acuerdo con las normas establecidas por Circular CONAU 1. A partir del 1° de enero de 1995, y de acuerdo con la autorización conferida por la Resolución 388 de la Superintendencia de Entidades Financieras y Cambiarias del Banco Central de la República Argentina, se discontinuó la aplicación del ajuste por inflación de los estados contables hasta el 31 de diciembre de 2001. A partir del 1 de enero de 2002, y como consecuencia de la aplicación de la Comunicación "A" 3.702, basada en la derogación de toda norma legal y reglamentaria que impedía la reexpresión de saldos contables a moneda de cierre, el Banco reanudó la aplicación del ajuste por inflación, siguiendo el método de reexpresión establecido por la Resolución Técnica Nro. 6 de la Federación Argentina de Consejos Profesionales en Ciencias Económicas (FACPCE) utilizando el coeficiente de ajuste derivado del índice de precios internos al por mayor publicado por el Instituto Nacional de Estadísticas y Censos (INDEC). Asimismo, se ha considerado que las mediciones contables por el cambio en el poder adquisitivo de la moneda entre el 31 de diciembre de 1994 y 2001, se encuentran expresadas en moneda de esta última fecha.

Con fecha 25 de marzo de 2003, el Poder Ejecutivo Nacional emitió el Decreto 664 que establece que los estados contables de ejercicios que cierran a partir de dicha fecha sean expresados en moneda nominal. En consecuencia, y de acuerdo con la Comunicación "A" 3921 del BCRA, se discontinuó la reexpresión de los estados contables a partir del 1 de marzo de 2003.

El Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires aprobó las Resoluciones Técnicas N° 16 "Marco conceptual de las normas contables profesionales"; N° 17 "Normas

Guillermo C. Martinz
Gerente de Contaduría
General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

contables profesionales: desarrollo de cuestiones de aplicación general"; N° 18 "Normas contables profesionales: desarrollo de algunas cuestiones de aplicación particular", N° 19 "Modificaciones a las Resoluciones Técnicas N° 4, 5, 6, 8, 9, 11 y 14", N° 20 "Instrumentos derivados y operaciones de cobertura" y N° 21 "Valor patrimonial proporcional – Consolidación de estados contables – Información a exponer sobre partes relacionadas", a través de sus Resoluciones C 238/01, C 243/01, C 261/01, C 262/01, C 187/02 y M 5/03, respectivamente. Las mencionadas Resoluciones Técnicas y las modificaciones incorporadas, entraron en vigencia para los ejercicios iniciados a partir del 1 de julio de 2002, excepto la última citada cuya fecha de vigencia es el 1 de abril de 2003. A la fecha de emisión de los presentes estados contables el BCRA no ha adoptado estas Resoluciones Técnicas.

Los principales criterios de exposición y valuación seguidos para su preparación, se describen a continuación:

8.1. Activos y pasivos en moneda extranjera

Se han valuado al tipo de cambio de referencia del dólar estadounidense difundido por el BCRA o en el caso de tratarse de monedas distintas, se convirtieron a dólar estadounidense utilizando los tipos de pase comunicados por la mesa de operaciones del BCRA, vigentes al cierre de las operaciones del último día hábil de los ejercicios finalizados el 31 de diciembre de 2003 y 2002.

8.2. Activos en oro y otros metales preciosos

Las tenencias de oro y plata han sido valuadas utilizando la última cotización cierre vendedor registrada en el mercado de Londres, en dólares estadounidenses, neto de los gastos directos de venta y convertidos a pesos al tipo de cambio de referencia del dólar estadounidense difundido por el BCRA vigente al cierre de las operaciones del último día hábil del ejercicio finalizado el 31 de diciembre de 2003.

Atento lo dispuesto mediante Comunicación "A" 2290 del BCRA, las tenencias de plata han sido incluidas en el rubro Disponibilidades teniendo en cuenta que: i) cuentan con un valor de mercado que surge de cotizaciones diarias de transacciones relevantes y ii) son amonedados o conforman "barras de buena entrega" de acuerdo con la normativa contemplada por el Ente Rector.

8.3. Devengamiento de intereses y ajustes de capital (CER y CVS)

El devengamiento de intereses para la totalidad de las operaciones activas y ciertas operaciones pasivas, en moneda nacional y en moneda extranjera y cuyo lapso de vigencia supere los noventa y dos días se ha efectuado siguiendo el método exponencial, interrumpiéndose el devengamiento de intereses para préstamos cuya mora supera los noventa días.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

Los ajustes de capital por aplicación del CER y CVS fueron devengados de acuerdo con normas emitidas por el BCRA, interrumpiéndose el devengamiento de los mismos para préstamos cuya mora supera los noventa días (ver Nota 2).

8.4. Títulos públicos y privados

Con cotización - Del país y del exterior:

Los títulos clasificados en las cuentas de "Tenencias para operaciones de compra-venta o intermediación" e "Inversiones en títulos privados con cotización" se han valuado de acuerdo al valor de cotización al último día de operaciones del ejercicio, excepto las acciones propias que fueron vendidas en enero de 2004, que han sido valuadas a su valor de realización. (ver Nota 34).

Los Bonos del Gobierno Nacional BODEN en US$ 2012 clasificados en las cuentas de "Tenencias en cuentas de inversión" se han incorporado por su valor técnico, de acuerdo con los considerandos establecidos en la Comunicación "A" 3785. Al fin de cada ejercicio se acrecientan en función de los intereses devengados según las condiciones de emisión. El nuevo saldo en moneda extranjera se convierte a pesos según el tipo de cambio de referencia publicado por el BCRA.

Los Bonos del Gobierno Nacional BODEN recibidos en dación en pago de titulares de préstamos hipotecarios, de acuerdo con lo establecido por Decreto 905/02, han sido valuados a su poder cancelatorio de asistencias recibidas del BCRA, esto es a $1.40 más CER.

Los títulos públicos nacionales originalmente emitidos en moneda extranjera y bajo legislación local, han sido pesificados a la relación $1,40 por dólar estadounidense, de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias.

Sin cotización - Del país:

Los títulos clasificados en las cuentas de "Títulos públicos sin cotización" se encuentran valuados al valor de costo más las actualizaciones y rentas devengadas pendientes de cobro.

Se encuentran registrados "Bonos Garantizados" emitidos por el Fondo Fiduciario para el Desarrollo Provincial recibidos en el marco del Decreto N° 1579/02, Resolución 539/02 del Ministerio de Economía y normas complementarias. Los mismos han sido valuados a valor presente de acuerdo con los lineamientos expresados en la Comunicación "A" 3911, complementarias y modificatorias.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

8.5. Préstamos

La cartera de préstamos en situación regular y cuya mora no supere los noventa días se encuentra valuada por los capitales efectivamente prestados, más los intereses capitalizados, netos de amortizaciones de capital percibidas y reconsideraciones de saldos de deuda, más ajustes (CER y CVS, en los casos que corresponda) e intereses devengados a cobrar y deducida la previsión estimada para cubrir riesgos de incobrabilidad.

A efectos de los presentes estados contables se denominan Préstamos Pre-91 a aquellos originados con anterioridad al 1° de abril de 1991 o créditos individuales provenientes de operaciones globales iniciadas con anterioridad a dicha fecha y Préstamos Post-91 a todos aquellos créditos originados con posterioridad a la fecha señalada.

Los préstamos garantizados se valuaron hasta el 28 de febrero de 2003, de acuerdo al origen de los mismos, como: i) recibidos por el canje de títulos públicos nacionales, de acuerdo con lo establecido por el Decreto 1387/01, a la relación establecida por el Ministerio de Economía (valor nominal más intereses corridos al 6 de noviembre de 2001 menos cupones a cobrar hasta el 30 de noviembre de 2001), manteniendo al efecto el valor que dichos títulos públicos registraban en cuentas de inversión; ii) recibidos en canje por títulos públicos aceptados por cancelación de préstamos que se encontraban en situación irregular (Comunicación "A" 3398), a valor nominal menos previsión por riesgo de incobrabilidad o valor de cotización de los mismos, el mayor. La diferencia positiva entre el valor nominal de los préstamos recibidos y el valor que dichos títulos canjeados registraban en cuentas de inversión o valor contable según corresponda, se devenga en forma lineal durante la vida de los citados préstamos. Los préstamos garantizados originalmente emitidos en moneda extranjera y bajo legislación local, han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias, aplicándose sobre dicho monto el CER desde el 3 de febrero de 2002.

Según lo dispuesto por la Comunicación "A" 3911, complementarias y modificatorias del BCRA, los préstamos garantizados Decreto 1387/01 y otros préstamos del sector público se valúan a su valor presente (flujo de fondos según condiciones contractuales, descontados a las tasas de interés dispuestas por el BCRA) o a su valor técnico (importe, actualizado, de corresponder por CER, más intereses devengados según condiciones contractuales), el menor. Ese valor se lo compara con el valor teórico (valor contable al 28 de febrero de 2003, neto de la cuenta regularizadora, más, si correspondiera ajuste por CER). Las diferencias que surjan de esta comparación se reflejan en una cuenta regularizadora del activo, si el resultado es positivo e imputándose a resultados si el mismo es negativo. Dicho saldo se ajustará en función del importe que se determine al realizar el cálculo de las diferencias entre dichos

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

conceptos, hasta agotarlo. Una vez agotado ese saldo, las diferencias que se registren posteriormente por la valuación, se imputarán a resultados.

Los préstamos garantizados incorporados con posterioridad al 28 de febrero de 2003 se valúan a su valor de costo acrecentado por los intereses devengados de acuerdo con su tasa interna de retorno.

Otros préstamos al sector público, no incluidos en el párrafo anterior, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias aplicándose el CER a partir del 3 de febrero de 2002 y estableciendo tasas máximas según lo dispuesto por Decreto 1579/02, en caso de haberse presentado dichos activos al canje provincial (Nota 38).

Los préstamos al Sector Privado no Financiero, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,00 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias aplicándose el CER y CVS a partir del 3 de febrero de 2002 y estableciéndose tasas máximas de acuerdo al prestatario.

8.6. Otros créditos por intermediación financiera

Los créditos hipotecarios individuales cedidos en fideicomiso pendientes de titulización registrados en el presente rubro se han valuado y pesificado siguiendo el criterio expuesto en el punto 8.3. y 8.5.

El importe registrado en la cuenta "Otros no comprendidos en las normas de clasificación de deudores - Compensación a Recibir del Gobierno Nacional" incluye el equivalente en pesos a su valor técnico del derecho a recibir, de acuerdo con los artículos 28 y 29 del Decreto 905, hasta tanto el BCRA acredite el remanente de los BODEN 2012 en dólares estadounidenses solicitados en cumplimiento de dicha disposición (ver Nota 3).

Se ha registrado en la línea de "Otros no comprendidos en las normas de clasificación de deudores" la compensación correspondiente de acuerdo con lo dispuesto por la Ley 25796, por miles de pesos 49.642 por la cartera propia y miles de pesos 32.003 de préstamos cedidos a fideicomisos financieros.

En la misma línea se ha registrado el crédito originado en lo dispuesto por la Comunicación "A" 4043 del BCRA por miles de pesos 5.189.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

8.7. Participaciones en otras sociedades

Este rubro comprende principalmente las participaciones que el Banco mantiene en BACS Banco de Crédito y Securitización Sociedad Anónima, BHN Inmobiliaria Sociedad Anónima y BHN Sociedad de Inversión Sociedad Anónima (Nota 27). Al 31 de diciembre de 2003 y 2002, dichas participaciones se encuentran registradas a su valor patrimonial proporcional más, en caso de corresponder, las utilidades no trascendidas a terceros, cuyos montos ascienden a miles de pesos 114.883 y miles de pesos 115.742, respectivamente.

Las citadas participaciones surgen de los estados contables correspondientes al período económico finalizado el 30 de septiembre de 2003 y al ejercicio económico finalizado el 31 de diciembre de 2002 de BACS Banco de Crédito y Securitizaciones Sociedad Anónima y BHN Sociedad de Inversión Sociedad Anónima; en tanto que los estados contables de BHN Inmobiliaria corresponden al período económico finalizado el 31 de marzo de 2003 y al ejercicio económico finalizado el 31 de diciembre de 2002.

Las restantes participaciones se encuentran valuadas al valor de costo o valor estimado de recupero según corresponda, el menor.

8.8. Bienes de uso y diversos

Estos bienes se encuentran registrados a su valor de costo reexpresados en moneda constante hasta el 28 de febrero de 2003, siguiendo el método expuesto en el segundo y tercer párrafo de la presente nota, neto de las depreciaciones acumuladas calculadas por el método de línea recta en función de la vida útil estimada de los bienes. El costo de los bienes incorporados antes del 31 de diciembre de 1994 se encuentran reexpresados en moneda constante de esa fecha, en tanto que los movimientos posteriores a dicha fecha se encuentran valuados a moneda corriente del ejercicio al que corresponden.

El Banco registra en el rubro "Bienes Diversos – Bienes Tomados en Defensa del Crédito", unidades de vivienda ingresadas al patrimonio del Banco en concepto de cancelación de créditos hipotecarios. Los mismos se valúan a su valor de mercado o el valor del crédito neto de previsiones, el menor.

Los valores residuales de los bienes en su conjunto no exceden los valores de utilización económica, excepto por los bienes destinados a la venta, los cuales no superan su valor neto de realización.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

8.9. Primas por seguros sobre viviendas, de vida, de desempleo en operaciones de préstamos y otras

La politica del Banco es reconocer los ingresos por primas en oportunidad de producirse el devengamiento de la cuota del préstamo respectivo, excepto para aquellos préstamos cuya mora supere los noventa días, en tanto que los cargos por siniestros son imputados a resultados en el ejercicio en que estos ocurren.

En los estados contables se refleja una reserva por miles de pesos 12.013 que se expone en el Patrimonio Neto - Reservas de Utilidades - Otras y una reserva por la actividad de seguros por miles de pesos 9.358 y miles de pesos 10.182 al 31 de diciembre de 2003 y 2002, respectivamente, expuesta en el rubro "Previsiones" del Pasivo.

8.10. Bienes intangibles

Corresponde a gastos de organización y desarrollo de sistemas. Los mismos han sido reexpresados en moneda constante hasta el 28 de febrero de 2003 siguiendo el método expuesto en el primer párrafo de la presente nota y se amortizan sobre base mensual y por el método de línea recta en función de la vida útil asignada.

8.11. Depósitos

Los depósitos se encuentran valuados a su valor de imposición, más ajustes (CER) e intereses devengados en caso de corresponder. La retribución fija de cada operación se devenga en forma exponencial, en tanto que la retribución variable se devenga aplicando la proporción de retribución pactada a la variación positiva en el precio del activo financiero o índice de activos financieros, operada entre el momento de concertación y el cierre de mes.

Los depósitos, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias, aplicándose el CER a partir del 3 de febrero de 2002.

8.12. Otras obligaciones por intermediación financiera

Las operaciones originalmente pactadas en moneda extranjera de opciones y futuros liquidadas y/o con acuerdo de liquidación escritos entre las partes con anterioridad a la vigencia de Decreto 992/02 se encuentran valuadas a los distintos tipos de cambio pactados en la liquidación de cada operación entre las partes. Las restantes operaciones no renegociadas a la fecha de vigencia del citado decreto han sido

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

pesificadas a la relación de cambio $1,40 por dólar estadounidense, encontrándose registradas como operaciones a la vista.

8.13. Valuación de Opciones

Las primas por opciones de compra lanzadas y tomadas se han devengado linealmente durante el plazo de duración del contrato.

8.14. Derecho de apreciación de acciones.

Al 31 de diciembre de 2003, se constituyó una previsión de pasivo por miles de pesos 59.271 por la cláusula de Stock Appreciation Right ("StARS") comprendida en la emisión de la Facilidad Garantizada a Mediano Plazo (Nota 1).

8.15. Indemnizaciones por despido

El Banco no constituye previsiones para cubrir el riesgo de las indemnizaciones por despido del personal. Las erogaciones correspondientes a este concepto son cargadas a los resultados del ejercicio en que se producen.

8.16. Impuesto a las ganancias

De acuerdo con lo establecido en el artículo 28 de la Ley 24855, Banco Hipotecario Sociedad Anónima está alcanzado por el impuesto a las ganancias, excepto para todas las operaciones de crédito para la vivienda concretadas con anterioridad al 23 de octubre de 1997, fecha de inscripción del estatuto en la Inspección General de Justicia.

El Banco reconoce, cuando corresponda, los cargos a resultados y registra una provisión en el pasivo por el impuesto determinado sobre sus operaciones imponibles en el ejercicio fiscal al que correspondan.

8.17. Impuesto a las ganancias mínimas presuntas

No obstante que el impuesto ingresado puede considerarse como un crédito fiscal a cuenta del impuesto a las ganancias por un período de hasta 10 años, el Banco ha imputado dicha erogación a resultados.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

8.18. Patrimonio neto

a. Capital social, reservas y ajuste de capital:

Los movimientos y saldos en cuentas del patrimonio neto anteriores al 31 de diciembre de 1994 han sido reexpresados en moneda de esa fecha, siguiendo el método expuesto en la presente nota. Los movimientos posteriores a dicha fecha se encuentran expuestos en moneda corriente del ejercicio al que corresponden. Los saldos de cuentas del Patrimonio Neto al 31 de diciembre de 2003 se encuentran reexpresados hasta el 28 de febrero de 2003 de acuerdo con lo expresado en el tercer párrafo. El ajuste derivado de la reexpresión del saldo de "Capital Social" fue imputado a "Ajustes al Patrimonio".

b. Resultados:

Se encuentran ~~imputados~~ los resultados devengados en el ejercicio, reexpresados en moneda de cierre, con independencia de que se haya efectivizado su cobro o pago. Los resultados monetarios por exposición a la inflación fueron determinados hasta el 28 de febrero de 2003 según se indica:

b.1) Resultado monetario por intermediación financiera: incluye el resultado por exposición a la inflación originado en activos y pasivos relacionados con el ejercicio de la actividad de intermediación habitual entre la oferta y la demanda de recursos financieros.

b.2) Resultado monetario vinculado con egresos operativos: incluye el resultado por exposición a la inflación originado en activos y pasivos monetarios en pesos, relacionados con gastos de administración.

b.3) Resultado monetario por otras operaciones: Incluye el resultado por exposición a la inflación originado en activos y pasivos que no están relacionados con la intermediación financiera.

Con fecha 30 de mayo de 2003, la Asamblea General Ordinaria de Accionistas ha aprobado la opción ejercida por el Directorio del Banco de absorber anticipadamente las pérdidas producidas durante el ejercicio cerrado el 31 de diciembre de 2002 hasta la concurrencia del saldo registrado en la cuenta "Diferencia de Valuación no realizada", tal lo previsto en la Comunicación "A" 3800 del BCRA. La constitución de la presente reserva, efectuada en el año 2002, difería de lo dispuesto por las normas contables profesionales.

El Banco ha expuesto en el Estado de Resultados el producido por la operación de reestructuración detallada en Nota 1, de acuerdo con el siguiente detalle: i) incremento en el rubro "Ingresos Financieros –

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Resultados por reestructuración de Obligaciones Negociables" y "Resultados por reestructuración deuda financiera bancaria" por las quitas de capital. ii) reducido el rubro "Egresos Financieros" por los intereses devengados en exceso; y iii) imputado al rubro "Utilidades Diversas" los intereses devengados en exceso por el ejercicio económico 2002.

La preparación de estados contables requiere por parte del Directorio del Banco la realización de estimaciones que afectan activos y pasivos, resultados del ejercicio y la determinación de activos y pasivos contingentes a la fecha de los mismos. Dado que dichas estimaciones involucran juicios de valor respecto de la probabilidad de ocurrencia de hechos futuros, los resultados reales pueden diferir de los estimados pudiendo ocasionar pérdidas o ganancias que afecten los ejercicios subsecuentes. Por otra parte se han considerado todas las disposiciones legales y reglamentarias vigentes hasta la fecha de presentación.

La información de los estados contables del ejercicio anterior, que se presenta a fines comparativos ha sido reexpresada de acuerdo con la metodología mencionada en la presente nota en moneda de cierre al 28 de febrero de 2003 e incluye ciertas reclasificaciones y ajustes que contemplan aspectos específicos de exposición a los efectos de presentarla sobre bases uniformes con las del presente ejercicio.

9. DIFERENCIAS ENTRE NORMAS DEL BCRA Y NORMAS CONTABLES PROFESIONALES

Las principales diferencias entre las normas del BCRA y las normas contables profesionales, considerando lo expuesto en la primera parte de la Nota 8, se detallan a continuación:

9.1. Criterios de valuación

a) Reexpresión a moneda constante

Los presentes estados contables reconocen los efectos de las variaciones en el poder adquisitivo de la moneda hasta el 28 de febrero de 2003, siguiendo el método de reexpresión establecido por la RT N° 6 (modificada por la RT N° 19) de la FACPCE. De acuerdo con lo dispuesto por el Decreto 664/03 del Poder Ejecutivo, la Comunicación "A" 3921 del BCRA y la Resolución 441 de la CNV, el Banco discontinuó la aplicación de dicho método y, por lo tanto, no reconoció contablemente los efectos de las variaciones en el poder adquisitivo de la moneda originados a partir del 1 de marzo de 2003.

Del mismo modo se ha actuado respecto a los estados contables al 31 de diciembre de 2002, presentados con propósitos comparativos.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

De acuerdo con lo dispuesto por las Resoluciones MD 10 y 41/2003 del CPCECABA, las normas contables profesionales mantuvieron vigente la aplicación de este método hasta los ejercicios cerrados al 30 de septiembre de 2003.

No obstante, dado que la variación del IPIM por el período marzo/septiembre de 2003 fue de 2,1% (negativa), los efectos de no haber reconocido dichas variaciones no han sido significativos en relación con los presentes estados contables.

b) Compensación a recibir, según artículos 28 y 29 del Decreto 905/02 y títulos en cuentas de inversión

Al 31 de diciembre de 2003 y 2002, el Banco mantiene contabilizado en los rubros "Títulos Públicos – Tenencias en cuentas de inversión" y "Otros Créditos por Intermediación Financiera – Otros no comprendidos en las normas de clasificación de deudores" los títulos públicos recibidos y a recibir, respectivamente, originados en la compensación establecida por los artículos 28 y 29 del Decreto 905/02.

Asimismo, el Banco mantiene contabilizado en el rubro "Otros Créditos por Intermediación Financiera – Otros no comprendidos en las normas de clasificación de deudores" los derechos a recibir títulos públicos originados en las compensaciones establecidas por la Ley 25796 y por la Comunicación "A" 4043 del BCRA.

Adicionalmente, existen BODEN 2012 recibidos como cancelación de préstamos hipotecarios, mantenidos en cuentas de inversión.

De acuerdo con las normas contables profesionales vigentes, los activos mencionados precedentemente deben valuarse a su valor corriente.

A la fecha de aprobación de estos estados contables, el volumen negociado de estos activos no ha sido significativo. Por lo tanto, los valores de mercado conocidos pueden no ser representativos del valor efectivo al cual los mencionados activos se realicen.

c) Previsiones Sector Público No Financiero

La normativa vigente respecto a previsionamiento emanada del BCRA determina que las acreencias con el Sector Público no se encuentren sujetas a previsiones por riesgo de

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

incobrabilidad. De acuerdo con normas contables profesionales dichas previsiones deben estimarse en función al riesgo de recuperabilidad de los activos.

d) Contabilización del impuesto a las ganancias por el método del impuesto diferido

El Banco determina el impuesto a las ganancias aplicando la tasa vigente sobre la utilidad impositiva estimada, sin considerar el efecto de las diferencias temporarias entre el resultado contable y el impositivo. De acuerdo con las normas contables profesionales, el reconocimiento del impuesto a las ganancias debe efectuarse por el método del impuesto diferido.

e) Valuación de opciones

El Banco valúa las primas por opciones de compra lanzadas y tomadas en base al devengamiento lineal. Este criterio difiere de las normas contables profesionales, las que determinan que las mismas deben valuarse a su valor de mercado.

f) Valor actual neto de préstamos garantizados, títulos públicos y otros similares

Por resolución N° 87/03, el CPCECABA suspendió la aplicación del criterio de medición al valor actual, mediante la aplicación de una tasa de interés relevante de mercado, en base a futuros ingresos o egresos de fondos de préstamos, inversiones y otras cuentas por cobrar o pagar generadas por la actividad específica de las entidades financieras. Dicho criterio difiere con lo dispuesto por la Comunicación "A" 3911.

g) Valuación a valor patrimonial proporcional

La RT 21 establece para el cálculo del valor patrimonial proporcional, que las fechas de cierre de los ejercicios económicos deben ser coincidentes para la inversora como así también para las emisoras, este criterio difiere de lo dispuesto por el BCRA.

9.2. Aspectos de exposición

a) Estado de origen y aplicación de fondos, Resultado por acción y Segmento de negocio

El criterio establecido por la RT 19, para la exposición de estos conceptos, difiere de lo que se establece la CONAU 1 del BCRA.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

10. CLASIFICACIÓN Y PREVISIONAMIENTO DE DEUDORES

Las previsiones por riesgo de incobrabilidad constituidas al 31 de diciembre de 2003 contemplan las previsiones mínimas requeridas por el Banco Central de la República Argentina, el previsionamiento de créditos individuales refinanciados de acuerdo con el criterio detallado en los párrafos siguientes, el fondo especial de subsidio (Nota 11), incluido el aporte especial efectuado por el Banco al 31 de marzo de 2000 y ciertas estimaciones relacionadas con el impacto coyuntural sobre la recuperabilidad de la cartera de préstamos hipotecarios.

Los intereses capitalizados con anterioridad a la entrada en mora de los créditos son previsionados de acuerdo con las pautas mínimas de previsionamiento, considerándose los mismos como capital.

En virtud de las pautas establecidas por la Ley 24441 de Financiamiento de la Vivienda y la Construcción, el criterio de previsionamiento seguido por el Banco para los emprendimientos constructivos con transmisión de dominio fiduciario, incluidos en la cartera comercial, consiste en la clasificación del deudor en función de la evaluación del flujo de fondos futuro de los emprendimientos en curso de ejecución, considerando cada uno de dichos emprendimientos como un flujo de fondos independiente del resto del patrimonio del deudor.

El Banco mantiene la siguiente política de clasificación y previsionamiento sobre créditos individuales que se encuentran en situación irregular y sean reestructurados:

a. Mantener la clasificación de todos aquellos préstamos que sean objeto de: i) aplicación del artículo 13 de la Ley 24143 y/o; ii) reestructuración, ya sea mediante convenio de pago, capitalización de la mora o subsidio, hasta seis meses posteriores a la normalización de los mismos,

b. Vencido el plazo establecido en el punto precedente, a partir del séptimo mes se procederá, según corresponda, de la siguiente manera:

   b.1. Si no se verificara un atraso mayor a 30 días en el pago de los servicios, se clasificará el préstamo en categoría "normal".

   b.2. Si se verificara un atraso mayor a los 30 días en el pago de los servicios, su clasificación resultará de la sumatoria de los días de atraso actual y los que registraba antes de la refinanciación hasta tanto el atraso no resulte igual o inferior a los 30 días, en cuyo caso sería de aplicación lo determinado en el acápite anterior.

Guillermo C. Martinz Gerente de Contaduría General BANCO HIPOTECARIO S.A.	**Hugo L. Chiera** Sub Gerente General a/c Gerencia General BANCO HIPOTECARIO S.A.	Inicialado a efectos de su identificación con nuestro informe de fecha 18/02/2004 PRICE WATERHOUSE & Co. C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Ernesto M. Viñes Director a/c Presidencia BANCO HIPOTECARIO S.A.	**Ricardo Flammini** Por Comisión Fiscalizadora	

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

c. Todos aquellos créditos de las carteras de préstamos hipotecarios individuales que superen los 24 meses de mora serán previsionados al 100%, procediéndose a su desafectación del activo del Banco como máximo transcurridos 3 meses contados a partir del momento en que fueran totalmente previsionados.

d. Aquellos créditos que habiendo sido desafectados del activo, de acuerdo con las pautas indicadas en el punto c. anterior, sean reestructurados y regularicen su situación, serán reincorporados al activo del Banco cuando los mismos no verifiquen atrasos superiores a 30 días durante seis meses consecutivos.

Como consecuencia de lo expuesto en los puntos c. y d. anteriores y la aplicación de la Comunicación "A" 2357 del Banco Central de la República Argentina, sus complementarias y modificatorias, al 31 de diciembre de 2003 y 2002 se encuentran registrados en cuentas de orden miles de pesos 788.484 y miles de pesos 537.360 respectivamente.

El Directorio del Banco, en función de lo mencionado anteriormente, considera que las previsiones por riesgo de incobrabilidad constituidas son suficientes para mantener el nivel de previsiones mínimas exigidas por las normas del Banco Central de la República Argentina y por las normas contables profesionales sobre el monto total de la cartera.

11. FONDO ESPECIAL DE SUBSIDIO

El artículo 13 de la Ley 24143 dispuso la constitución por parte del Banco de un fondo especial destinado a subsidiar los servicios de reembolso de los prestatarios que se encuentren afectados por situaciones de emergencia económica que no pudieran ser atendidas mediante la renegociación del crédito. Dicho fondo fue oportunamente reglamentado por el Banco, y a partir de ese momento se integra mediante la afectación del 2% de las sumas percibidas en concepto de intereses sobre préstamos para la vivienda. El saldo del fondo al 31 de diciembre de 2003 y 2002 alcanza a miles de pesos 13.539 y miles de pesos 16.966, respectivamente, incluyendo el aporte extraordinario efectuado al 31 de marzo de 2000, precedente y deducidas las correspondientes aplicaciones. La Ley 24855 dispuso que el Banco deberá continuar por un plazo de 10 años a partir del 22 de julio de 1997 realizando aportes a dicho fondo en los términos establecidos en la Ley 24143.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

12. BIENES DE DISPONIBILIDAD RESTRINGIDA

Al 31 de diciembre de 2003, el Banco Central de la República Argentina otorgó al Banco asistencia financiera por miles de pesos 392.915. Como garantía de estas operaciones, se constituyeron derechos de prenda en primer grado sobre activos creditorios provenientes del Contrato de préstamo garantizado a tasa fija (7%) con vencimiento en 2011 por aproximadamente miles de pesos 491.041. A tal efecto, se encuentra registrado en el rubro Otras Obligaciones por Intermediación Financiera el financiamiento obtenido, y en cuentas de orden los saldos representativos de los derechos eventuales.

De acuerdo con lo dispuesto por el Decreto 905 el BCRA otorgará financiación a las entidades financieras para la suscripción de Bonos del Estado Nacional (BODEN 2012 en dólares estadounidenses) destinados a cubrir la posición neta negativa en moneda extranjera, requiriendo al efecto activos en garantía sobre dicha financiación. A la fecha de los presentes estados contables, y de acuerdo con lo expuesto en Nota 3.1., no se han individualizado la totalidad de los activos que el Banco ofrecerá al Ente Rector (ver Nota 5).

Al 31 de diciembre de 2003 el Banco ha constituido garantías específicas sobre operaciones de opciones de compra de acciones lanzadas, por miles de pesos 10.075. Estas garantías se encuentran registradas en el rubro "Créditos Diversos" (Nota 16).

Con el objeto de garantizar el pago del precio de la Oferta de Canje de la deuda externa del Banco (Nota 1), se constituyó un depósito en garantía en el ABN AMRO BANK, sucursal Çuracao, actuando dicha entidad como Agente Escrow. Al 31 de diciembre de 2003, el citado depósito en garantía alcanza a miles de pesos 284.088 (Nota 16). Debido al volumen del depósito efectuado y dado el carácter extraordinario de la transacción de Canje, transitoriamente existe un exceso en la relación de fraccionamiento del riesgo crédito que será regularizado una vez concluida la operación de reestructuración.

Se encuentran embargados miles de pesos 476 en la cuenta corriente del BCRA producto de distintos reclamos relacionados con la suspensión de pago de Obligaciones Negociables dispuesta por el Banco con fecha 16 de agosto de 2002.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

13. SEGURO SOBRE BIENES QUE GARANTIZAN LA CARTERA HIPOTECARIA Y SEGUROS DE VIDA Y DE DESEMPLEO SOBRE BENEFICIARIOS

El Banco otorga cobertura de seguros sobre:

- **Viviendas hipotecadas que garantizan su cartera de créditos, por el valor asignado a los bienes asegurados:** Daños materiales causados por incendios, explosiones, rayos, terremotos, ciertos hechos de tumulto popular, terrorismo y otros según las condiciones generales establecidas por el Banco.

- **Seguro de vida cancelatorio de deuda para los prestatarios del Banco:** Riesgo de muerte del responsable económico, prestatario o no, con efecto cancelatorio de la deuda por capital que se registre a la fecha del siniestro, según las condiciones establecidas por el Banco. Son asegurables las personas físicas menores a 56 años y hasta que cumplan 80 años de edad.

- **Seguro de Desempleo de los responsables económicos que sean titulares de operaciones de crédito:** Cubre el riesgo de desempleo cuando se cumplan las condiciones estipuladas en la Ley Nacional de Empleo 24013 con una cobertura máxima de hasta seis cuotas mensuales, con opción a renovar dicha cobertura por otros seis servicios con pago de prima adicional, una vez que el asegurado haya celebrado contrato de trabajo por un plazo superior a doce meses.

- **Seguro combinado familiar sobre viviendas:** cubre diferentes riesgos tales como, incendio y robo de contenido general y equipo electrónico de uso doméstico, cristales, responsabilidad civil por incendio o explosión, remoción de escombros, daños al edificio por robo, gastos de hospedaje y servicios de asistencia domiciliaria.

Las políticas contables establecidas por el Banco para registrar las operaciones vinculadas a estos seguros se describen en Nota 8.9. La Entidad cubre los riesgos involucrados por la actividad aseguradora con su propio patrimonio.

Asimismo, el Banco comercializa seguros sobre Accidentes Personales y Salud, cuyas cobertura, riesgo y siniestros son asumidos por Compañías Aseguradoras independientes del Banco Hipotecario.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

El monto de las primas de seguro por los conceptos arriba mencionados, los siniestros abonados y los cargos vinculados con la actividad aseguradora, imputados a los resultados de los ejercicios finalizados el 31 de diciembre de 2003 y 2002, fueron los siguientes:

	31/12/03	31/12/02
	Miles de pesos	Miles de pesos
Primas seguro de incendio	15.501	17.202
Primas seguro de vida	29.111	39.810
Primas seguro de desempleo	1.902	2.862
Primas seguros adicionales	1.757	399
Total primas (Nota 21)	48.271	60.273

	31/12/03	31/12/02
	Miles de pesos	Miles de pesos
Siniestros incendio	425	1.018
Siniestros vida	7.688	9.802
Siniestros desempleo	283	1.798
Siniestros seguros adicionales	207	2
Total siniestros (Nota 22)	8.603	12.620

Las primas de seguros indicadas se exponen en el rubro "Ingresos por servicios", en tanto que los siniestros se exponen en el rubro "Egresos por servicios". El cargo correspondiente a las previsiones relacionadas a esta actividad aseguradora se incluye en el rubro "Pérdidas diversas".

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

14. OTROS CRÉDITOS POR INTERMEDIACION FINANCIERA

La composición de la línea "Otros comprendidos en las normas de clasificación de deudores" del rubro "Otros créditos por intermediación financiera" es la siguiente:

	31/12/03 Miles de pesos	31/12/02 Miles de pesos
Préstamos hipotecarios cedidos en fideicomiso	308.187	350.925
Títulos subordinados Clase B garantizados con hipotecas	55.286	37.123
Bonos compensatorios – Ley 25796 (Nota 3)	81.645	-
Otros	19.064	18.981
Total	464.182	407.029

La composición de la línea "Otros no comprendidos en las normas de clasificación de deudores" del rubro "Otros créditos por intermediación financiera" es la siguiente:

	31/12/03 Miles de pesos	31/12/02 Miles de pesos
Compensación a recibir del Gobierno Nacional (US$)	2.590.988	2.981.986
Certificados de participación en Fideicomisos	53.160	15.470
Obligaciones Negociables propias en cartera	86.061	31.331
Otros	-	505
Total	2.730.209	3.029.292

15. TITULIZACION DE CARTERA DE CREDITOS HIPOTECARIOS

El Banco ha celebrado diversos contratos de fideicomiso financiero mediante los cuales, en su carácter de fiduciante, transmite la propiedad fiduciaria de créditos hipotecarios de su cartera de préstamos a First Trust of New York. Una vez transferidos los créditos hipotecarios al fiduciario, éste procede a emitir los correspondientes títulos valores representativos de deuda y certificados de participación y a cancelar con el producido de la colocación el monto de los créditos cedidos por el Banco. Los bienes fideicomitidos constituyen un patrimonio separado del patrimonio del fiduciario y del fiduciante.

El fiduciario es responsable de administrar los fondos fiduciarios previamente constituidos de acuerdo con las especificaciones contenidas en el contrato de fideicomiso.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

Los presentes fideicomisos fueron alcanzados por la pesificación de activos y pasivos en moneda extranjera dispuesta por Ley 25561 y Decreto 214, a la relación $1,00 por dólar estadounidense, por haberse constituido oportunamente bajo legislación argentina. No obstante lo expuesto existen ciertos reclamos de inversores extranjeros con respecto al proceso de pesificación efectuado y consecuentemente la definición de sus impactos económicos.

Al 31 de diciembre de 2003 y 2002 se encuentran contabilizados en la línea "Otros comprendidos en las normas de clasificación de deudores" del rubro "Otros créditos por intermediación financiera" miles de pesos 308.187 y miles de pesos 350.925 respectivamente correspondientes a créditos hipotecarios originalmente otorgados en moneda extranjera y pesificados por ley 25561 y Decreto 214 inscriptos a favor del fiduciario, en la línea "Intereses devengados a cobrar comprendidos en la norma de clasificación de deudores" del mismo rubro miles de pesos 19.668 y miles de pesos 8.992 respectivamente correspondientes a los intereses y ajustes (CER) devengados a cobrar. Dichos créditos se mantienen en el activo del Banco dado que a esa fecha el fiduciario no había emitido los títulos respectivos y el Banco mantiene el doble carácter de fiduciante y único beneficiario.

A la fecha de los presentes estados contables se encuentran constituidos los fondos que se enumeran a continuación:

1. Fondo Hipotecario BHN I, Fideicomiso Hipotecario BHN II, Fideicomiso Hipotecario BHN III, Fideicomiso Hipotecario BHN IV, Fideicomiso Hipotecario BACS I, Fideicomiso Hipotecario BACS Funding I, Fideicomiso Hipotecario BACS Funding II y Fideicomiso Hipotecario BHSA I 2002, cuyas condiciones de emisión son las siguientes:

	Títulos de deuda Clase A1/AV	Títulos de deuda Clase A2/AF	Títulos de deuda Clase B	Certificados de Participación	Total
BHN I- Emisión 29.10.1996					
Valor nominal en miles de pesos	60.292	18.778	9.302	4.652	93.024
Vencimiento declarado	25.05.2005	25.09.2001	25.01.2014	25.01.2014	
BHN II- Emisión 09.05.1997					
Valor nominal en miles de pesos	44.554	51.363	3.730	6.927	106.574
Vencimiento declarado	25.03.2011	25.07.2009	25.03.2012	25.05.2013	
BHN III- Emisión 29.10.1997					
Valor nominal en miles de pesos	14.896	82.090	5.060	3.374	105.420
Vencimiento declarado	31.05.2017	31.05.2017	31.05.2018	31.05.2018	

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

	Títulos de deuda Clase A1/AV	Títulos de deuda Clase A2/AF	Títulos de deuda Clase B	Certificados de Participación	Total
BHN IV- Emisión 15.03.2000					
Valor nominal en miles de pesos	119.500	36.500	24.375	14.625	195.000
Vencimiento declarado	31.03.2011	31.03.2011	31.01.2020	31.01.2020	
BACS I – Emisión 15.02.2001					
Valor nominal en miles de pesos	30.000	65.000	12.164	8.690	115.854
Vencimiento declarado	31.05.2010	31.05.2010	30.06.2020	30.06.2020	
BACS Funding I Emisión 15.11.2001					
Valor nominal en miles de pesos				29.907	29.907
Vencimiento declarado				15.11.2031	
BACS Funding II Emisión 23.11.2001					
Valor nominal en miles de pesos				12.104	12.104
Vencimiento declarado				23.11.2031	
BHSA I Emisión 01.02.2002					
Valor nominal en miles de pesos				43.412	43.412
Vencimiento declarado				01.02.2021	

En todos los casos los títulos clase B están subordinados al pago de los títulos clase A. Asimismo, el reembolso de los certificados de participación será efectuado una vez cancelada la totalidad de los títulos de clase A y B emitidos y en la medida que existan fondos suficientes remanentes en los fondos fiduciarios.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

Al 31 de diciembre de 2003 y 2002, el Banco mantenía en cartera los siguientes títulos correspondientes a los fondos indicados anteriormente y adicionalmente posee el certificado de participación del Fideicomiso Financiero BACS II:

	31/12/03	31/12/02
	Miles de pesos	Miles de pesos
"Otros comp. En las normas de clasificación de deudores":		
Títulos de deuda Clase B – BHN III	13.295	7.728
Títulos de deuda Clase B – BHN IV	41.991	29.395
Subtotal	55.286	37.123
"Otros no comp. en las normas de clasificación de deudores":		
Certificado de participación – BHN II	19.814	15.470
Certificado de participación – BACS II	33.346	-
Subtotal	53.160	15.470
Total	108.446	52.593

16. CREDITOS DIVERSOS

El detalle de "Otros" del rubro "Créditos diversos" es el siguiente:

	31/12/03	31/12/02
	Miles de pesos	Miles de pesos
Anticipos y retenciones de impuestos	12.729	3.360
Cuentas a cobrar de entidades gubernamentales	6.705	5.674
Cuentas a cobrar por préstamos administrados	11.519	23.800
Gastos, impuestos y adelantos de terceros a recuperar	7.987	6.757
Bancos corresponsales	2.606	2.819
Garantías por opciones de compra lanzadas	10.075	-
Depósito Escrow ABN AMRO BANK	284.088	-
Valores a compensar	-	2.133
Otros	19.098	17.183
Total	354.807	61.726

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

17. OBLIGACIONES NEGOCIABLES Y OTRAS FINANCIACIONES

El valor nominal residual contractual de las obligaciones negociables al 31 de diciembre de 2003 asciende a miles de pesos 2.650.939. Dicho monto está compuesto por Cédulas Hipotecarias Argentinas ("CHA") emitidas dentro del programa global de "Euro Medium Term Notes" ("EMTN") y Obligaciones Negociables simples no convertibles en acciones dentro del marco de un programa global de "Global Medium Term Notes" ("GMTN") y las nuevas emisiones citadas en la Nota 1.

El saldo de las obligaciones negociables se encuentra incluido en el rubro "Otras obligaciones por intermediación financiera". El valor nominal residual de cada una de las series de las obligaciones negociables emitidas es el siguiente:

	FECHA DE EMISION	FECHA DE VTO.	TASA INTERES ANUAL	VNR 31/12/03 Miles de pesos	VNR 31/12/02 Miles de pesos
EMTN (CHA)					
Serie III (US$100.000 miles)	07/08/96	07/08/06	10,625%	2.162	44.408
GMTN					
Serie I (US$ 300.000 miles)	17/04/98	17/04/03	10,000%	43.998	1.007.760
Serie IV (US$175.000 miles)	03/12/98	03/12/08	13,000%	2.669	16.296
Serie VI (US$135.909 miles)	15/03/99	15/03/02	12,250%	2.469	15.889
Serie XVI (US$125.000 miles)	17/02/00	17/02/03	12,625%	33.058	423.486
Serie XVII (EURO 100.000 miles)	27/03/00	27/03/02	9,000%	2.706	5.037
Serie XXII (EURO 100.000 miles)	18/10/00	18/10/02	8,750%	890	8.429
Serie XXIII (EURO 150.000 miles)	06/02/01	06/02/04	10,750%	45.222	533.940
Serie XXIV (US$107.000 miles)	15/03/02	15/03/05	9,000%	25.126	371.316
Serie XXV (EURO 165.700 miles)	15/03/02	15/06/05	8,000%	28.714	594.617
NUEVA DEUDA					
Bono Garantizado (US$107.941 miles)	15/09/03	03/08/10	Libor + 2.5%	316.590	-
Bono Largo Plazo (US$410.904 miles)	15/09/03	01/12/13	3,0 - 6,0%	1.205.184	-
Bono Largo Plazo (EURO 256.218 miles)	15/09/03	01/12/13	3,0 - 6,0%	942.151	-
				2.650.939	3.021.178

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

Como consecuencia del plan de reestructuración citado en la Nota 1, la composición de la deuda bancaria es la siguiente:

Descripción	Vencimiento	Monto de Capital Miles de pesos
Facilidad Garantizada en pesos	2010	214.174
Facilidad Garantizada en dólares	2010	253.215
Facilidad Largo Plazo tasa fija en dólares	2013	147.576
Facilidad Largo Plazo tasa flotante en dólares	2013	39.827

18. OTRAS OBLIGACIONES POR INTERMEDIACION FINANCIERA

La composición de la línea "Otras" incluida en el rubro "Otras obligaciones por intermediación financiera" es la siguiente:

	31/12/03 Miles de pesos	31/12/02 Miles de pesos
Cobranzas y otras operaciones por cuenta de terceros	23.010	34.272
Préstamo financiero	181.153	254.092
Tender offer (Nota 1)	122.895	-
Red de Bancos Minoristas	34.197	54.488
Otras	718	1.151
Total	361.973	344.003

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

19. OBLIGACIONES DIVERSAS

La composición de "Otras" correspondiente al rubro "Obligaciones diversas" se expone a continuación:

	31/12/03	31/12/02
	Miles de pesos	Miles de pesos
Acreedores varios	22.905	17.254
Otros honorarios y gastos a pagar	2.829	2.274
Retenciones de impuestos a ingresar	2.313	1.704
Impuestos a pagar	13.125	6.028
Retenciones y aportes sobre remuneraciones	1.450	2.223
Remuneraciones y cargas sociales a pagar	649	1.023
Otras	6.862	7.638
Total	50.133	38.144

20. EGRESOS FINANCIEROS

La composición de "Otros" correspondiente al rubro "Egresos Financieros" se expone a continuación:

	31/12/03	31/12/02
	Miles de pesos	Miles de pesos
Diferencia de cotización generada por tenencias en dólares	210.359	-
Diferencia de cotización generada por tenencias en euros	38.098	-
Impuesto a los ingresos brutos sobre Ingresos Financieros	3.425	10.808
Primas por pases pasivos y operaciones de swap	-	27.206
Aporte al fondo de garantía de depósitos	342	766
Total	252.224	38.780

Guillermo C. Martinz
Gerente de Contaduría
General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

21. INGRESOS POR SERVICIOS

El detalle de la línea "Otros" correspondiente al rubro "Ingresos por servicios" es el siguiente:

	31/12/03	31/12/02
	Miles de pesos	Miles de pesos
Primas de seguros (Nota 13)	48.271	60.273
Comisiones y servicios relacionados con préstamos	19.704	28.280
Otros	2.416	2.844
Total	70.391	91.397

22. EGRESOS POR SERVICIOS

La composición de la línea "Otros" incluida en el rubro "Egresos por servicios" es la siguiente:

	31/12/03	31/12/02
	Miles de pesos	Miles de pesos
Siniestros de seguros (Nota 13)	8.603	12.620
Impuesto a los ingresos brutos	498	2.352
Otros	2.906	2.611
Total	12.007	17.583

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

23. GASTOS DE ADMINISTRACION

La composición de la línea "Otros gastos operativos" incluida en el rubro "Gastos de administración" es la siguiente:

	31/12/03 Miles de pesos	31/12/02 Miles de pesos
Depreciación de bienes de uso	7.128	7.817
Amortización de bienes intangibles	6.126	6.621
Seguros	3.049	1.998
Alquileres	1.100	1.874
Servicios de telefonía, electricidad y correo	2.916	3.934
Vínculos sistemas	1.572	2.011
Mantenimiento y conservación de bienes de uso	3.283	2.922
Servicio de vigilancia	1.045	1.225
Otros	1.465	2.057
Total	27.684	30.459

24. UTILIDADES DIVERSAS

La composición de la línea "Otros" incluida en el rubro "Utilidades diversas" es la siguiente:

	31/12/03 Miles de pesos	31/12/02 Miles de pesos
Recupero gastos ahorro postal	301	568
Alquileres	623	851
Ajustes e intereses por créditos diversos	1.042	863
Resultado por operaciones con bienes de uso y diversos	2.773	106
Bonos compensatorios - Ley 25796 (Nota 3)	81.645	-
Recupero intereses reestructuración	88.016	-
Desafectación provisión impuestos	9.829	-
Otras	12.249	3.612
Total	196.478	6.000

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

25. PERDIDAS DIVERSAS

La composición de la línea "Otros" incluida en el rubro "Pérdidas diversas" es la siguiente:

	31/12/03	31/12/02
	Miles de pesos	Miles de pesos
Depreciación de bienes diversos	693	666
Impuesto a los ingresos brutos	186	364
Otros impuestos	16.792	2.030
Resultado por operaciones con bienes de uso y diversos	5.157	753
Desafectación de bienes intangibles	-	7.744
Donaciones	294	299
Régimen de cancelaciones bonificadas	16.323	43.951
Impuesto sobre los Bienes Personales – Res. Gral. 1497/02.	1.077	-
Otras	2.754	4.554
Total	43.276	60.361

26. SEGURO DE GARANTIA DE LOS DEPÓSITOS

La Ley 24485, los Decretos 540/95 y 1127/98 y la Comunicación "A" 2337 y complementarias del Banco Central de la República Argentina establecen que las entidades comprendidas en la Ley de Entidades Financieras deberán destinar un aporte normal equivalente al 0,03% de su promedio mensual de saldos diarios de depósitos en cuentas corrientes, cajas de ahorros, plazos fijos, cuentas especiales, inversiones a plazo y saldos inmovilizados provenientes de los depósitos anteriormente mencionados.

Adicionalmente al aporte normal, las entidades deben efectuar un aporte adicional diferenciado de acuerdo al resultado que se obtenga de la ponderación de diversos factores.

La Comunicación "A" 3064 del Banco Central de la República Argentina dispuso que, con vigencia a partir de los aportes que correspondan al mes de enero de 2000, el aporte normal se reduzca al 0,015% sujeto a que las entidades financieras concierten con Seguro de Depósitos Sociedad Anónima ("SEDESA") contratos de préstamo con destino al Fondo de Garantía de los Depósitos. Mediante la Comunicación "A" 3153 el Banco Central de la República Argentina ha dispuesto dejar sin efecto la celebración de los contratos de préstamos indicados precedentemente a partir del mes de septiembre 2000. Sin perjuicio de ello, los créditos concertados mantendrán su vigencia en las condiciones pactadas con SEDESA hasta sus respectivas cancelaciones.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

Se encuentran excluidos del seguro de garantía los depósitos a plazo fijo transferibles cuya titularidad fuera adquirida por endoso, las imposiciones captadas mediante sistemas que ofrezcan incentivos adicionales a la tasa de interés convenida, los depósitos en los que se convengan tasas de interés superiores a las de referencia publicadas por el Banco Central de la República Argentina, los depósitos de entidades financieras en otros intermediarios, incluidos los certificados de plazo fijo adquiridos por negociación secundaria, los depósitos efectuados por personas vinculadas directa o indirectamente a la Entidad, los depósitos a plazo fijo de títulos valores, aceptaciones o garantías y los saldos inmovilizados provenientes de depósitos y otras obligaciones excluidas.

27. SOCIEDADES SUBSIDIARIAS

El Banco posee participación en las siguientes subsidiarias:

a. 99,99% en el capital social de BHN Sociedad de Inversión Sociedad Anónima, el que asciende a miles de pesos 18.000, cuyo objeto social es de inversión. Asimismo en dicha Sociedad Banco Hipotecario mantiene aportes irrevocables por miles de pesos 10.000. A su vez BHN Sociedad de Inversión Sociedad Anónima posee el 99,9976% de BHN Vida Sociedad Anónima y BHN Seguros Generales Sociedad Anónima, el 99% de BHN Seguros de Crédito Hipotecario Sociedad Anónima y 75% de Mortgage Systems International, LLC.

b. 99,99% en el capital social de BHN Inmobiliaria Sociedad Anónima, el que asciende a miles de pesos 1.900 y cuyo objeto social es la actividad inmobiliaria.

c. 70% en el capital social de BACS Banco de Crédito y Securitización Sociedad Anónima, el que asciende a miles de pesos 62.500 y cuya actividad principal es promover la creación y desarrollo de un mercado secundario de créditos hipotecarios en nuestro país.

d. 99,99% en el capital social de VR-Tasaciones y Certificaciones Sociedad Anónima, el que asciende nominalmente a miles de pesos 200. La sociedad tiene por objeto la prestación de servicios de tasación y certificación de cualquier tipo de inmuebles, urbanos o rurales, situados en la República Argentina o en el extranjero.

Al 31 de diciembre de 2003, la participación del Banco en las sociedades mencionadas se encuentra reflejada en cuentas del rubro "Participación en otras sociedades".

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

Los totales relevantes que surgen de los estados contables del Banco al 31 de diciembre de 2003 sobre las principales sociedades controladas son los siguientes:

	BACS Banco de Crédito y Securitización S.A. (2)	BHN Sociedad de Inversión S.A. (1) (2)	BHN Inmobiliaria S.A. (3)
		(Miles de pesos)	
Activo	191.512	50.336	2.919
Pasivo	89.773	4.781	155
Participación de terceros	-	7.630	-
Patrimonio Neto	101.739	37.925	2.764
Resultado Neto (pérdida)	(7.974)	5.367	(381)

(1) Saldos consolidados
(2) Estados Contables al 30/09/03
(3) Estados Contables al 31/03/03

28. RESTRICCION A LA DISTRIBUCION DE UTILIDADES

No se podrán distribuir utilidades hasta tanto los resultados no asignados al cierre de algún ejercicio económico resulten positivos.

Según lo dispuesto por la Comunicación "A" 3574 del Banco Central de la República Argentina, hasta que se comunique lo contrario, queda suspendida la distribución de utilidades.

Adicionalmente, por Comunicación "A" 3785 de fecha 29 de octubre de 2002, el BCRA limitó la distribución de dividendos en efectivo, en la medida en que la Entidad haya decidido valuar a valor técnico las tenencias de los bonos recibidos por la aplicación de los artículos 28 y 29 del Decreto 905, excepto por el importe de utilidades que supere la diferencia entre el valor de registración y el de cotización de los bonos mencionados, luego de efectuadas las apropiaciones legal y estatutariamente establecidas (ver Nota 3).

En virtud de los contratos firmados consecuencia del proceso de reestructuración de deuda financiera del Banco (Nota 1) existen restricciones para la distribución de utilidades hasta tanto no se haya amortizado como mínimo el 60% del monto total de capital inicial de la nueva deuda de los tramos a largo plazo y tramos garantizados.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

29. LIBROS RUBRICADOS

A la fecha de los presentes estados contables las operaciones de Banco Hipotecario Sociedad Anónima se encontraban registradas en los libros rubricados requeridos por la normativa vigente.

30. OPERACIONES CON SOCIEDADES ARTICULO 33 LEY 19550

Los saldos al 31 de diciembre de 2003 son los siguientes:

	Miles de pesos
Créditos Diversos – Deudores Varios	
BHN Vida S.A.	957
BHN Seguros Generales S.A.	109
BHN Sociedad de Inversión S.A.	5
BHN Inmobiliaria S.A.	146
BACS Banco de Crédito y Securitización S.A.	293
Depósitos – Cuentas Corrientes y Plazo Fijo	
BHN Sociedad de Inversión S.A.	1.084
BHN Inmobiliaria S.A.	116
BHN Vida S.A.	1.199
BHN Seguros Generales S.A.	656
BHN Seguros de Crédito Hipotecario S.A.	104
BACS Banco de Crédito y Securitización S.A.	208
VR -- Tasaciones y Certificaciones S.A.	1
Saldo Pendiente de Integración	
BHN Vida S.A.	(*)
BHN Seguros Generales S.A.	(*)
BHN Seguros de Crédito Hipotecario S.A.	(*)
Egresos Financieros	
BHN Sociedad de Inversión S.A.	5
BACS Banco de Crédito y Securitización S.A.	299

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

	Miles de pesos
Ingresos por Servicios	
BACS Banco de Crédito y Securitización S.A.	106

(*) SALDOS PENDIENTES DE INTEGRACION EN PESOS	
BHN Vida S.A.	90
BHN Seguros Generales S.A.	90
BHN Seguros de Crédito Hipotecario S.A.	90

31. IMPUESTO A LAS GANANCIAS

De acuerdo con lo establecido en la Ley 24855 y en su decreto reglamentario (Decreto 924/97), los ingresos que el Banco obtiene como consecuencia de operaciones de crédito instrumentadas, acordadas, comprometidas y/o registradas hasta la fecha de inscripción de su estatuto se encuentran exentos del impuesto a las ganancias, en tanto que los ingresos originados en operaciones de crédito posteriores a esa fecha se encuentran alcanzados por dicho gravamen.

Como principio general, la ley de impuesto a las ganancias admite la deducción de aquellos gastos necesarios para obtener, mantener o conservar la ganancia gravada. Para el caso de gastos efectuados para obtener conjuntamente ganancias gravadas y no gravadas, es necesario individualizar la porción del gasto destinada a generar la ganancia alcanzada por el gravamen, que será deducible a los efectos impositivos.

La norma da preeminencia al método de asignación directa sobre el método del prorrateo para determinar la porción del gasto deducible (vinculado con la obtención de ingresos gravados), razón por la cual sólo se debería recurrir al método del prorrateo cuando no existiera posibilidad de realizar una vinculación directa entre los gastos incurridos y las ganancias gravadas y no gravadas, respectivamente.

Hasta el ejercicio fiscal finalizado el 31 de diciembre de 1998, el Banco ha determinado el impuesto a las ganancias de acuerdo con el método del prorrateo de gastos, considerando deducibles la porción de gastos que resulta de aplicar a la totalidad de los gastos incurridos la relación entre los ingresos gravados e ingresos totales.

A partir del ejercicio fiscal finalizado el 31 de diciembre de 1999, el impuesto a las ganancias ha sido calculado dando preeminencia a la vinculación directa de los gastos con la obtención de ingresos gravados y no

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

gravados, aplicando el método del prorrateo solamente para aquellos gastos que no era posible asignar en forma directa a cada una de esas fuentes productoras de ganancias.

Se han presentado las declaraciones juradas del impuesto a las ganancias correspondiente a los ejercicios fiscales 1999, 2000, 2001 y 2002 adoptando el criterio expuesto en el párrafo anterior (ver Notas 32 y 33).

32. IMPUESTO A LAS GANANCIAS PRESUNTAS

El impuesto a la ganancia mínima presunta fue establecido por la Ley 25063 por el término de 10 años a partir del ejercicio 1998. Este impuesto es complementario del impuesto a las ganancias, en tanto que constituye una imposición mínima que grava la renta potencial de ciertos activos productivos a la tasa del 1%, de modo que la obligación fiscal de la Entidad coincidirá con el mayor de ambos impuestos. La mencionada ley prevé para el caso de entidades regidas por la Ley de Entidades Financieras que las mismas deberán considerar como base imponible del gravamen el 20% de sus activos gravados previa deducción de aquellos definidos como no computables. Si el impuesto a la ganancia mínima presunta excediera en un ejercicio fiscal al impuesto a las ganancias, dicho exceso podrá computarse como pago a cuenta de cualquier excedente del impuesto a las ganancias sobre el impuesto a la ganancia mínima presunta que pudiera producirse en cualquiera de los diez ejercicios siguientes.

Teniendo en cuenta lo expuesto en Nota 31, con relación al quebranto impositivo determinado por el Banco para los tres últimos ejercicios fiscales, se procedió a efectuar el cálculo del impuesto a la ganancia mínima presunta correspondiente, del que surge una obligación hasta el 31 de diciembre de 2003, de miles de pesos 10.560.

33. ACTIVOS CONTINGENTES

De acuerdo con lo descripto en la Nota 8.16. y a raíz del uso de otro índice para la deducción de intereses en el cómputo del impuesto a las ganancias, el Banco presenta para el ejercicio fiscal cerrado el 31 de diciembre de 2002, un quebranto en dicho impuesto que asciende a aproximadamente miles de pesos 3.131.604. Al 31 de diciembre de 2003 este monto se encuentra registrado en cuentas de orden.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

34. ADQUISICION DE ACCIONES PROPIAS

Con fecha 22 de agosto de 2000, el Directorio dispuso autorizar la adquisición de acciones representativas del capital social del propio Banco en los términos del art. 220 inciso 2 de la Ley 19550, motivada por la necesidad de resguardar el precio de la acción ante la volatilidad del mercado que dada su escasa liquidez, expondría a la misma a fluctuaciones inconvenientes. Esta medida fue aprobada por la Asamblea General Ordinaria del 31 de mayo de 2001.

En virtud a la autorización indicada en el párrafo anterior, en diciembre de 2000, el Banco adquirió acciones propias. Al cierre de los presentes estados contables la tenencia de acciones propias se encuentra registrada en el rubro "Títulos Públicos y Privados".

Con fecha 20 de enero de 2004 se efectúo una venta preferente de 994.015 acciones clase "D" propias, una vez finalizado el periodo para que los accionistas ejercieran los derechos de preferencia y de acrecer, de acuerdo con siguiente detalle:

1. Se adjudicaron en venta 579.860 acciones clase "D" a los accionistas que ejercieron el derecho de preferencia, por las cuales el Banco percibió el importe total de miles de pesos 4.018;

2. Se adjudicaron en venta 414.155 acciones clase "D" a los accionistas que ejercieron el derecho de acrecer, por las cuales el Banco percibió miles de pesos 2.870.

35. AGENTE DE MERCADO ABIERTO

De acuerdo con lo normado por la Resolución N° 290 de la Comisión Nacional de Valores y sus modificatorias, se informa que el patrimonio mínimo requerido por las normas del Banco Central de la República Argentina supera el establecido en la citada disposición, y el mismo se halla debidamente integrado al cierre del ejercicio.

36. PUBLICACIÓN DE ESTADOS CONTABLES

De acuerdo con lo previsto en la Comunicación "A" 760, la previa intervención del Banco Central de la República Argentina no es requerida a los fines de la publicación de los presentes estados contables.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

37. ACTIVIDADES FIDUCIARIAS

El Banco actúa como agente financiero de ciertos emprendimientos constructivos, en el marco de la "Operatoria Titulización – Línea de Crédito para la Financiación de Emprendimientos Constructivos con Transmisión de Dominio Fiduciario".

Por esta operatoria se conforma un fideicomiso en garantía compuesto por los bienes comprendidos en los correspondientes contratos, cuya propiedad fiduciaria se transmite al Banco en su carácter de Fiduciario. Ejerciendo como tal las facultades que se le otorgan en el Fideicomiso, con el propósito de proteger los intereses del Acreedor amparados bajo la Garantía.

Al 31 de diciembre de 2003, los créditos bajo esta operatoria que permanecen en el activo alcanzan la suma de miles de pesos 8.605. De los cuales, el Banco administra algunos emprendimientos constructivos motivados en la ejecución de la garantía constituida en seguridad de dichos créditos. Al 31 de diciembre de 2003 tal monto asciende a miles de pesos 7.116 los cuales se encuentran contabilizados en la línea "Préstamos – Hipotecarios".

38. CONVERSION DE DEUDA PUBLICA PROVINCIAL EN BONOS GARANTIZADOS

Mediante Decreto 1579/02, el Poder Ejecutivo dispuso que el Fondo Fiduciario para el Desarrollo Provincial asumiera las deudas provinciales instrumentadas en la forma de Títulos Públicos, Letras del Tesoro o Préstamos. A su vez este Fondo, a través del Banco de la Nación Argentina, en su carácter de fiduciario, emitiera Bonos Garantizados para ofrecerlos en pago de las deudas que mantienen las provincias con entidades bancarias y financieras.

El Banco, en su carácter de acreedor de varios estados provinciales, presentó la documentación correspondiente a la oferta para aceptar la conversión de dichas acreencias en Bonos Garantizados.

Con fecha 19 de marzo de 2003, el Banco se notificó de las Resoluciones del Ministerio de Economía 742/02 y 765/02 que aceptan la Oferta de Conversión de Deuda Pública Provincial en Bonos Garantizados, correspondientes a las acreencias con: i) Provincia de Formosa, cuyo capital original ascendía a miles de US$ 11.627, y el monto a canjear es de miles de pesos 16.884; y ii) Provincia de Buenos Aires, con un capital original de miles de US$ 74.969, y un monto a canjear de miles de pesos 103.347, cuyos bonos fueron depositados a nombre del Banco el 3 de julio de 2003.

A la fecha de los presentes estados contables, se está a la espera de la aceptación, por parte del Ministerio de Economía, de las restantes ofertas presentadas.

Guillermo C. Martínz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2003
Comparativo con el ejercicio anterior

39. HECHOS POSTERIORES

39. 1. CONTRATO DE OPCION DE COMPRA DE EUROS

Ante la necesidad de cubrir el riesgo por la apreciación de Euro versus el Dólar estadounidense, dado la exposición del pasivo del Banco en aquella moneda, con fecha 5 de enero de 2004, se adquirieron opciones de compra de Euros contra Dólares estadounidense por un valor nocional de € 100.000, a un año de plazo y a la cotización de 1.2676.

39. 2. CONTRATO DE COBERTURA FINANCIERO

Con fecha 29 de enero de 2004, el Banco celebró una operación de total return swap como cobertura parcial de la cláusula de Stock Appreciation Right ("StARS") comprendida en la emisión de la Facilidad Garantizada a Mediano Plazo (Nota 1). Dicha operación comprende 7.110.000 de acciones ordinarias clase D de Banco Hipotecario Sociedad Anónima. El monto de concertación de ésta operación ascendió a miles de US$ 17.519.

39. 3. RECOMPRA DE OBLIGACIONES NEGOCIABLES Y DEUDA BANCARIA

Durante el mes de enero de 2004 el Banco efectuó el rescate anticipado de obligaciones negociables y deuda bancaria, según el siguiente detalle:

1. Bono Garantizado Mediano Plazo (US$) por un valor nominal de miles de US$ 6.418, lo que representó una erogación de miles de US$ 5.466.

2. Facilidades Garantizadas Mediano Plazo (US$) por un valor nominal de miles de US$ 8.252, lo que representó una erogación de miles de US$ 6.877.

3. Facilidades Garantizadas Mediano Plazo (Peros) por un valor nominal de miles de pesos 56.182, lo que representó una erogación de miles de pesos 47.334.

4. Facilidades Largo Plazo (US$) por un valor nominal de miles de US$ 5.020, lo que representó una erogación de miles de US$ 3.319.

Las citadas recompras fueron autorizadas por el Directorio del Banco por acta N° 140 del 30 de enero de 2004.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 18/02/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Ernesto M. Viñes
Director
a/c Presidencia
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

INFORME DE COMISIÓN FISCALIZADORA

Señores
Accionistas y Directores del
BANCO HIPOTECARIO SOCIEDAD ANÓNIMA.
Reconquista, 151
Ciudad Autónoma de Buenos Aires

1. En nuestro carácter de miembros de la Comisión Fiscalizadora de BANCO HIPOTECARIO SOCIEDAD ANÓNIMA, hemos examinado el estado de situación patrimonial al 31 de diciembre de 2003, los correspondientes estados de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos por el ejercicio terminado en esa fecha y las notas 1 a 39 y anexos A, B, C, D, E, F, G, H, I, J, K, L y N que los complementan, los que han sido presentados por la Entidad para nuestra consideración. Asimismo, hemos examinado los estados contables consolidados de BANCO HIPOTECARIO SOCIEDAD ANÓNIMA con sus sociedades controladas por el ejercicio terminado el 31 de diciembre de 2003, así como el Anexo B consolidado y Notas 1 a 5 consolidadas, los que se presentan como información complementaria. La preparación y emisión de los documentos citados es responsabilidad de la Entidad.

2. Nuestro trabajo fue realizado de acuerdo con las normas de sindicatura vigentes. Dichas normas requieren que los exámenes de los documentos detallados en el párrafo 1. se efectúen de acuerdo con las normas de auditoría vigentes e incluyan la verificación de la razonabilidad de la información significativa de los documentos examinados y su congruencia con la restante información sobre las decisiones societarias de las que hemos tomado conocimiento, expuestas en actas de Directorio y Asamblea, así como la adecuación de dichas decisiones a la ley y los estatutos, en lo relativo a sus aspectos formales y documentales.

   Para realizar nuestra tarea profesional sobre los documentos detallados en el párrafo 1, hemos revisado el trabajo efectuado por el Auditor Externo Price Waterhouse & Co. quien emitió su informe con fecha 18 de febrero de 2004, que compartimos, de acuerdo con las normas de auditoría vigentes para el examen de los estados contables anuales, de conformidad con las normas contables profesionales y con las normas mínimas sobre auditorías externas emitidas por el Banco Central de la República Argentina. Dicho examen incluyó la verificación de la planificación del trabajo, de la naturaleza, el alcance y oportunidad de los procedimientos aplicados y de los resultados del examen efectuado por dicho estudio profesional. Una auditoría requiere que el auditor planifique y desarrolle su tarea con el objetivo de obtener un grado razonable de seguridad acerca de la inexistencia de manifestaciones no veraces o errores significativos en los estados contables. Una auditoría

incluye examinar, sobre bases selectivas, los elementos de juicio que respaldan la información expuesta en los estados contables, así como evaluar las normas contables utilizadas, las estimaciones significativas efectuadas por el Directorio de la Sociedad y la presentación de los estados contables tomados en su conjunto.

Dado que no es responsabilidad de la Comisión Fiscalizadora efectuar un control de gestión, el examen no se extendió a los criterios y decisiones empresarias de las diversas áreas de la Sociedad, cuestiones que son de responsabilidad exclusiva del Directorio.

3. Tal como se describe en la Nota 2, como consecuencia de la crisis económica que afectó el país, el Gobierno emitió un conjunto de medidas que afectaron principalmente los estados contables del ejercicio 2002 e impactaron en menor medida en el ejercicio finalizado el 31 de diciembre de 2003. En consecuencia, los estados contables de la Entidad deben ser leídos a la luz de estas circunstancias.

4. Banco Hipotecario SA ha preparado los estados contables al 31 de diciembre de 2003 según lo dispuesto por las normas del Banco Central de la República Argentina.

5. Tal como se menciona en las Notas 2, 3, 4 y 5 a los estados contables , existen situaciones de incertidumbre que podrían afectar a la Entidad:

5.a) Según se menciona en la Nota 3, la Entidad ha solicitado la acreditación de los bonos de compensación y cobertura previstos en los artículos 28 y 29 del Decreto 905/02. El monto del capital solicitado de dichos bonos fue contabilizado en las cuentas "Tenencias en cuentas de inversión" y "Compensación a recibir del Gobierno Nacional" por un importe de miles de U$S1.200.740, que representan miles de $3.521.771. Dicha presentación se encuentra sujeta a la definición del Banco Central de la República Argentina. A la fecha, no ha sido determinado y liquidado el monto definitivo correspondiente a dichos bonos.

5.b) La Entidad ha registrado una estimación relacionada con la Compensación establecida por la Ley 25796 correspondiente a la diferencia que resulta de aplicar el Coeficiente de Estabilización de Referencia a los préstamos sujetos al ajuste del Coeficiente de Variación Salarial por un importe de miles de $81.645. Esta compensación adicional a la fecha se encuentra pendiente de reglamentación y liquidación por parte del Banco Central de la República Argentina.

5.c) Tal como se menciona en la Nota 2 el Gobierno Nacional ha declarado el incumplimiento del pago de los servicios de la deuda pública a fines del año 2001 encontrándose en curso la negociación para su reestructuración. La Entidad registra en sus estados contables consolidados Títulos públicos, Préstamo garantizado Decreto 1387/01, Préstamos al sector público provincial y municipal y Derechos por los

bonos de compensación y cobertura previstos en los artículos 28 y 29 del Decreto 905/02 y en la Ley 25796 por un importe de miles de $4.901.253. De dichos saldos más del 90% corresponden a financiaciones y títulos públicos no comprendidos en dicho proceso de reestructuración de la deuda soberana. Como consecuencia de la crisis económica argentina existe incertidumbre si los valores recuperables de los activos antes mencionados alcanzarán a sus respectivos valores contables.

5.d) Como se describe en Nota 4 y consecuencia de la crisis de liquidez, rentabilidad, solvencia del sistema financiero en general y de Banco Hipotecario SA en particular, la Entidad ha presentado planes de encuadramiento solicitados por el Banco Central de la República Argentina. A la fecha, aún no han sido aprobados por parte de dicho organismo los mencionados planes. Como se enuncia en la citada Nota a través de la Resolución N° 3 de la Unidad de Reestructuración del Sistema Financiero el mencionado organismo notificó y autorizó al Banco Central de la República Argentina a modificar las condiciones de cancelación de las asistencias recibidas.

6. Tal como se menciona en la Nota 8 "Bases de presentación de los estados contables", la Entidad ha preparado los presentes estados contables aplicando los criterios de valuación y exposición dispuestos por las normas del Banco Central de la República Argentina que como Ente de Control de Entidades Financieras, ha establecido mediante la Circular CONAU-1, sus complementarias y modificatorias. Sin embargo, tal como se menciona en las Notas 8.18 y 9, los mencionados criterios de valuación para ciertos activos y pasivos y las normas de exposición y presentación de estados contables establecidas por el Ente de Contralor no están de acuerdo con las normas establecidas por la Comisión Nacional de Valores y las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires. Los efectos sobre los Estados Contables emergentes de los diferentes criterios de valuación no han sido cuantificados por la Entidad.

7. Nuestro informe profesional de fecha 19 de febrero de 2003 sobre los estados contables al 31 de diciembre de 2002 incluyó salvedades por incertidumbre vinculadas con el proceso de reestructuración de todas las series de obligaciones negociables de la Entidad, los préstamos recibidos de bancos, otras entidades del exterior y las asistencias por redescuento y adelantos por iliquidez otorgados por el Banco Central de la República Argentina. Tal como se menciona en Nota 4 a través de la Resolución N° 3 de la Unidad de Reestructuración del Sistema Financiero el mencionado organismo notificó y autorizó al Banco Central de la República Argentina a modificar las condiciones de cancelación de las asistencias mencionadas. Tal como se menciona en las Notas 1 y 4 a los estados contables, las circunstancias de incertidumbre relacionada con dichos procesos de reestructuración de pasivos fueron resueltas; generando los impactos en los presentes estados contables que se detallan en las mencionadas Notas.

8. Los estados contables básicos y consolidados de Banco Hipotecario SA correspondientes al ejercicio terminado el 31 de diciembre de 2002, que se presentan a efectos comparativos, fueron examinados por nosotros, con el alcance que se mencionada en el párrafo 2., habiendo emitido nuestro informe profesional el 19 de febrero de 2003, con una abstención de opinión relacionada con los puntos mencionados en los párrafos 3, 5 a), 5 c) 5 d) y 7 y una salvedad relacionada con las discrepancias entre normas del Banco Central de la República Argentina y las normas contables profesionales mencionadas en el párrafo 6.

9. Debido al efecto que sobre los estados contables pudiera tener la resolución de las situaciones descriptas en los párrafos 3. y 5. y considerando los desvíos a normas contables profesionales mencionado en el párrafo 6. no estamos en condiciones de expresar y, por lo tanto, no expresamos una opinión sobre los estados contables básicos y los estados contables consolidados de Banco Hipotecario SA al 31 de diciembre de 2003, tomados en su conjunto.

10. De acuerdo a lo requerido por la Comisión Nacional de Valores, sobre la independencia del Auditor Externo y sobre la calidad de las políticas de auditoría aplicadas por el mismo y de las políticas de contabilización de la Sociedad, el informe del Auditor Externo descripto anteriormente, incluye la manifestación de haber aplicado las normas de auditoría vigentes, que comprenden los requisitos de independencia, y considerando la observación mencionada en el párrafo 6, respecto a las políticas de contabilización de la Sociedad, no contiene otras observaciones en relación a la aplicación de dichas normas y de las normas contables profesionales.

    Adicionalmente, informamos que los estados contables adjuntos surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes y las reglamentarias del Banco Central de la Republica Argentina. Los mismos han sido preparados, en sus aspectos significativos, considerando la Ley 19550 y las Normas emitidas por el B.C.R.A. y Comisión Nacional de Valores.

Ciudad Autónoma de Buenos Aires, 18 de febrero de 2004.

Dr. Ricardo Flammini
Por Comisión Fiscalizadora

ENGLISH TRANSLATION OF EXHIBIT 1

Banco Hipotecario Sociedad Anónima

Financial Statements
For the fiscal year ended
December 31, 2002 and 2001

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Banco Hipotecario Sociedad Anónima

Balance Sheet

For the fiscal year ended December 31, 2002
In comparative format with the prior year
(In thousands of pesos)

	2002	2001
ASSETS		
A. CASH AND DUE FROM BANKS	105,195	123,073
Cash	43,386	10,690
Banks and correspondents	61,809	112,383
B. GOVERNMENT AND CORPORATE SECURITIES (Schedule A and Note 6.3.)	1,332,584	103,973
Holdings of investment accounts (Note 2 and 7)	1,185,706	-
Holdings of trading securities	821	72
Unlisted government securities	127,392	96,787
Investments in listed corporate securities (Note 33)	18,665	7,114
C. LOANS (Schedules B, C and D and Notes 6.2., 6.4 . and 8)	2,918,005	5,776,034
To the non-financial public sector	829,091	441,664
To the financial sector	3,123	8,702
To the non-financial private sector and residents abroad	2,666,625	6,069,936
Advanced	99,008	-
Mortgage loans	2,232,031	5,994,709
Unallocated collections	(13,098)	(44,177)
Other	306,883	5,062
Accrued interest and quotation differences receivable	41,801	114,342
Allowances (Schedule J and Notes 9 and 10)	(580,834)	(744,268)
	3,509,439	2,942,983
D. OTHER RECEIVABLES FOR FINANCIAL BROKERAGE (Schedules B, C and D and Note 6.2., 6.5. and 6.11.)		
Argentine Central Bank	1,999	2,920
Amounts receivable for spot and forward sales to be settled	55,502	303,849
Securities to be received under spot and forward purchases to be settled	52,508	1,351,420
Other not included in the debtor classification regulations (Note 13)	3,007,040	292,600
Other included in the debtor classifications regulations (Notes 13 and 14)	404,039	1,008,898
Accrued interest receivable included in the debtor classification regulations (Notes 14)	16,350	44,393
Allowances (Schedule J)	(27,999)	(61,097)

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 19, 2003
PRICE WATERHOUSE & CO.

(Partner)

Miguel Kiguel
President
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Banco Hipotecario Sociedad Anónima

Balance Sheet (Continued)

For the fiscal year ended December 31, 2002
In comparative format with the prior year
(In thousands of pesos)

	2002	2001
F. INVESTMENTS IN OTHER COMPANIES (Schedule E and Notes 6.6. and 26)	**115,009**	**162,348**
In financial institutions	79,545	110,388
Other	35,464	51,960
G. MISCELLANEOUS RECEIVABLES	**31,767**	**99,185**
Other (Note 15)	61,273	149,779
Other accrued interest receivable	1,698	3,705
Allowances (Schedule J)	(31,204)	(54,299)
H. BANK PREMISES AND EQUIPMENT (Schedule F and Note 6.7.)	**98,974**	**105,631**
I. MISCELLANEOUS ASSETS (Schedule F and Note 6.7.)	**35,305**	**36,576**
J. INTANGIBLE ASSETS (Schedule G and Note 6.9.)	**6,081**	**21,310**
Organization and development expenses	6,081	21,310
K. IN PROCESS ITEMS	**17,995**	**2,254**
TOTAL ASSETS	**8,170,354**	**9,373,367**

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 19, 2003
PRICE WATERHOUSE & CO.

(Partner)

Miguel Kiguel
President
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Banco Hipotecario Sociedad Anónima

Balance Sheet (Continued)

For the fiscal year ended December 31, 2002
In comparative format with the prior year
(In thousands of pesos)

	2002	2001
LIABILITIES		
L. DEPOSITS (Schedules H and I and Notes 6.10. and 25)	132,085	386,583
Non-financial public sector	14,390	24,813
Financial sector	6,148	4,851
Non-financial private sector and residents abroad	111,547	356,919
Current accounts	7,415	43,919
Savings accounts	21,020	57,086
Time deposits	113	229,467
Other	71,823	4,222
Accrued interest and quotation differences payable	11,176	22,225
M. OTHER LIABILITIES for FINANCIAL TRANSACTIONS (Schedule I and Note 6.11)	6,450,830	4,309,403
Argentine Central Bank	1,999,269	204,227
Rediscount to cover lack of liquidity	46,011	141,976
Other	1,953,258	62,251
Banks and international entities	462,770	54,553
Unsubordinated negotiable obligations (Notes 16 and 17)	2,998,986	2,144,269
Amount payable under spot and forward purchases to be settled	104,156	951,616
Securities to be delivered for spot and forward sales to be settled	-	289,805
Loans from domestic financial institutions	225,029	229,092
Other (Notes 16 and 19)	341,476	367,487
Accrued interest and quotation differences payable	319,144	68,354
N. MISCELLANEOUS LIABILITIES	40,073	99,824
Fees	2,209	6,526
Other (Note 20)	37,864	93,298
O. PROVISIONS (Schedule J and Note 6.8.)	123,061	112,917
Q. IN PROCESS ITEMS	9,173	8,368
TOTAL LIABILITIES	6,755,222	4,917,095
SHAREHOLDERS' EQUITY (per related statement) (Note 6.14.)	1,415,132	4,456,272
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	8,170,354	9,373,367

Notes and Schedules are an integral part of these financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 19, 2003
PRICE WATERHOUSE & CO.

(Partner)

Miguel Kiguel
President
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Banco Hipotecario Sociedad Anónima

Statement of Income

For the fiscal year ended December 31, 2002
In comparative format with the prior year
(In thousands of pesos)

		2002	2001
A.	**FINANCIAL INCOME**	**849,646**	**925,646**
	Interest on cash and due from banks	940	6,917
	Interest on loans to the financial sector	3,445	39,138
	Interest on mortgage loans	2,852	-
	Interest on advanced	263,525	640,800
	Interest on other loans	8,420	27,505
	Interest on other receivables for financial transactions	51,187	102,484
	Net income from government and corporate securities	-	50,369
	Net income from options	544	382
	Net income from secured loans – Decree 1387/01	34,900	7,511
	Adjustment from application of CER	319,920	-
	Other	163,913	50,540
B.	**FINANCIAL EXPENSES**	**1,312,637**	**511,179**
	Interest on current account deposits	212	6,308
	Interest on savings account deposits	474	2,128
	Interest on time deposits	5,701	85,650
	Interest on loans from financial sector	72,796	7,107
	Interest on other liabilities from financial transactions	424,151	339,637
	Other interest	129,241	5,069
	Net loss on government and corporate securities	88,023	-
	Adjustment from application of CER	553,544	-
	Other	38,495	65,280
	GROSS BROKERAGE MARGIN	**(462,991)**	**414,467**
C.	**PROVISION FOR LOSSES ON LOANS**	**425,638**	**146,482**
D.	**INCOME FROM SERVICES**	**94,275**	**199,043**
	Linked with borrowing transactions	3,549	8,131
	Other (Notes 12 and 21)	90,726	190,912
E.	**EXPENDITURE FOR SERVICES**	**65,076**	**86,077**
	Commissions	47,622	45,527
	Other (Notes 12 and 22)	17,454	40,550

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 19, 2003
PRICE WATERHOUSE & CO.

(Partner)

Miguel Kiguel
President
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Banco Hipotecario Sociedad Anónima

Statement of Income (Continued)

For the fiscal year ended December 31, 2002
In comparative format with the prior year
(In thousands of pesos)

	2002	2001
F. MONETARY RESULT OF FINANCIAL TRANSACTIONS	(2,306,285)	-
G. ADMINISTRATIVE EXPENSES	134,266	275,906
Personnel expenses	79,939	153,790
Directors' and syndics' fees	2,557	3,622
Other fees	7,842	24,199
Advertising and publicity	528	15,382
Taxes	10,411	24,003
Other operating expenses	30,235	49,885
Other	2,754	5,025
NET INCOME/(LOSS) FROM FINANCIAL TRANSACTIONS	12,889	-
H. MONETARY RESULT OF OPERATING EXPENSES	(3,287,092)	105,045
I. MISCELLANEOUS INCOME	56,345	123,524
Penalty interest	11,339	13,420
Loans recovered and allowances reversed	38,150	90,415
Adjustment from application of CER	900	-
Other (Note 23)	5,956	19,689
J. MISCELLANEOUS LOSSES	222,548	43,934
Result of long-term investments	80,837	2,025
Penalty interest and charges in favor of the BCRA	12	122
Loan loss and other provisions	81,781	24,062
Other (Note 24)	59,918	17,725
K. MONETARY RESULT OF OTHER OPERATIONS	55,559	-
NET (LOSS) / INCOME BEFORE INCOME TAX	(3,397,736)	184,635
NET (LOSS) - INCOME FOR THE YEAR BEFORE ABSORPTION	(3,397,736)	184,635
Absorption "Ad-referendum" of the Meeting of Shareholders - with Unrealized Valuation Difference (Notes 6.14. and 7)	356,596	-
NET (LOSS) - INCOME FOR THE YEAR AFTER ABSORPTION	(3,041,140)	184,635

Notes and schedules are an integral part of these financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 19, 2003
PRICE WATERHOUSE & CO.

(Partner)

Miguel Kiguel
President
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Banco Hipotecario Sociedad Anónima

Statement of Source and Application of Funds

For the fiscal year ended December 31, 2002
In comparative format with the prior year
(In thousands of pesos)

	2002	2001
Changes in funds		
Cash and due from banks at beginning of year, restated	123,073	199,784
Increase (decrease) in funds	(17,878)	(76,711)
Cash and due from banks at end of year	105,195	123,073
Reasons for changes in funds in uniform currency		
Plus:		
Financial income collected	755,992	875,681
Income from services collected	125,550	178,524
Less:		
Financial expenditure paid	1,072,797	515,026
Expenses for services paid	65,076	86,077
Administrative expenses paid	152,868	279,195
	(409,199)	173,907
Funds provided by ordinary transactions	4,653,415	1,026,623
Other sources of funds		
Net increase in other liabilities for financial transactions	1,786,496	-
Net decrease in government and corporate securities	-	208,253
Net decrease in loans	2,554,075	607,750
Net decrease in other assets	122,174	87,096
Other sources of funds	190,670	123,524
Total sources of funds	4,244,216	1,200,530
Other uses of funds	4,165,425	1,277,241
Net increase in government and corporate securities	1,228,611	-
Net increase in other receivables for financial transactions	521,608	154,185
Net increase in other assets	-	-
Net decrease in deposits	243,562	536,120
Net decrease in other liabilities for financial transactions	-	487,313
Net decrease in other liabilities	30,476	55,689
Other uses of funds	2,141,168	43,934
Total uses of funds	4,165,425	1,277,241
Monetary result of cash and due from banks	96,669	-
Increase (decrease) in funds	(17,878)	(76,711)

Notes and schedules are an integral part of these financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 19, 2003
PRICE WATERHOUSE & CO.

(Partner)

Miguel Kiguel
President
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Banco Hipotecario Sociedad Anónima

Statement of Changes in Shareholder's Equity

For the fiscal year ended December 31, 2002
In comparative format with the prior year
(In thousands of pesos)

Changes	Capital Stock	Non-Capitalized Contributions		Equity adjustment	Profit reserves		Unrealized valuation difference	Retained earnings (Accumulated losses)	Total at 12.31.02	Total at 12.31.01
		Share issuance premium	Irrevocable contributions for future capital increases		Legal	Other				
1. Opening balances, restated	1,500,000	-	1	1,773,355	1,624,288	168,360	-	(609,732)	4,456,272	4,271,637
2. Subtotal	1,500,000	-	1	1,773,355	1,624,288	168,360	-	(609,732)	4,456,272	4,271,637
3. Absorption of Accumulated Losses per Shareholders' Meeting minutes dated July 18, 2002	1,500,000		-	-	(609,732)	-	-	609,732	-	-
4. Other changes	-	-	-	-	-	-	356,596	-	356,596	-
5. Net loss for the year	-	-	-	-	-	-	-	(3,397,736)	(3,397,736)	184,635
6. Closing balances before absorption	1,500,000	-	1	1,773,355	1,014,556	168,360	356,596	(3,397,736)	1,415,132	4,456,272
7. Absorption ad referendum of the Meeting of Shareholders	-	-	-	-	-	-	(356,596)	356,596	-	-
8. Closing balances after absorption	1,500,000	-	1	1,773,355	1,014,556	168,360	-	(3,041,140)	1,415,132	4,456,272

Signed for purposes of identification
with our report dated February 19, 2003
PRICE WATERHOUSE & CO.

(Partner)

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Miguel Kiguel
President
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Banco Hipotecario Sociedad Anónima

Memorandum Accounts

For the fiscal year ended December 31, 2002
In comparative format with the prior year
(In thousands of pesos)

	2002	2001
DEBIT	7,066,470	18,132,815
Contingent	3,491,077	7,647,594
Guarantees received	2,374,036	6,799,814
Other not included in the debtor classification regulations	251,924	232,651
Contingencies - re. contra items	865,117	615,129
Control	3,522,885	10,165,338
Loans classified as non-recoverable	533,413	1,145,338
Other	2,989,472	9,019,804
Control – re. contra items	-	196
Derivatives	52,508	319,883
Other	52,508	124,563
Derivatives - re. contra items	-	195,320
CREDIT	7,066,470	18,132,815
Contingencies	3,491,077	7,647,594
Loans granted (unused balances) included in the debtor classification regulations (Schedules B, C and D)	4,319	43,345
Guarantees granted to the BCRA	862,960	-
Other guarantees not included in the debtor classification regulations	-	571,784
Contingencies – re. contra items	2,623,798	7,032,465
Control	3,522,885	10,165,338
Amounts to be credited	142	-
Other	-	196
Control – re. contra items	3,522,743	10,165,142
Derivatives	52,508	319,883
"Notional" value of call options written	-	195,320
Derivatives – re. contra items	52,508	124,563

Notes and Schedules are an integral part of these financial statements.

Guillermo C. Martínz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 19, 2003
PRICE WATERHOUSE & CO.

(Partner)

Miguel Kiguel
President
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Banco Hipotecario Sociedad Anónima

Government and Corporate Securities

For the fiscal year ended December 31, 2002
In comparative format with the prior year
(In thousands of pesos)

Schedule (A)

Description	Identification	Holding			Position without options	Options	Final position
		Market value	Book value 12/31/2002	Book value 12/31/2001			
LISTED GOVERNMENT SECURITIES							
- Holdings in investment accounts							
Argentina		1.185.706	1.185.706	-	1.185.706	-	1.185.706
In foreign currency		1.185.706	1.185.706	-	1.185.706	-	1.185.706
Boden 2012 - Compensating Bond		1.177.806	1.177.806		1.177.806		1.177.806
Boden 2012 - Repayment of loans		7.900	7.900		7.900		7.900
Subtotal investment accounts		1.185.706	1.185.706	-	1.185.706	-	1.185.706
- Holdings of trading securities							
Argentina		821	821	72	821	-	821
In pesos		821	821	14	821	-	821
Social security debt consolidation Bond in US dollars	PRE IV	75	75	-	75	-	75
Social security debt consolidation Bond in pesos	PRE III	5	5	7	5	-	5
Suppliers Bond in pesos	PRO I	9	9	7	9	-	9
Medium-term treasury bonds - 12.125 % - due 2005	BONTE 21/05/05	3	3	-	3	-	3
Suppliers Bond in pesos	PRO V	729	729		729		729

Signed for purposes of identification
with our report dated February 19, 2003
PRICE WATERHOUSE & CO.

(Partner)

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Miguel Kiguel
President
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. Tº 1 Fº 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Tº 195 Fº 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Banco Hipotecario Sociedad Anónima

Government and Corporate Securities

For the fiscal year ended December 31, 2002
In comparative format with the prior year
(In thousands of pesos)

Schedule (A) continued

Description	Identification	Holding			Position without options	Options	Final position
		Market value	Book value 12/31/2002	Book value 12/31/2001			
In foreign currency		-	-	58	-	-	-
Social security debt consolidation bond in US dollars	PRE IV	-	-	54	-	-	-
Medium-term treasury bonds - 12.125% - due 2005	BONTE 21/05/05			4			
Subtotal trading securities		821	821	72	821	-	821
TOTAL LISTED GOVERNMENT SECURITIES		1.186.527	1.186.527	72	1.186.527	-	1.186.527
UNLISTED GOVERNMENT SECURITIES							
Argentina		-	127,392	96,787	127,392	-	127,392
In pesos		-	81,367	5,141	81,367	-	81,367
National and Provincial Bonds		-	16,132	5,141	16,132	-	16,132
National Government Bonds 9 %	ARARGE033233	-	48,668		48,668	-	48,668
Fiscal credit certificate		-	6,589	-	6,589	-	6,589
Argentine Central Bank Bills	Lebac due 08/01/03	-	5,985	-	5,985	-	5,985
Argentine Central Bank Bills	Lebac due 10/01/03	-	3,993	-	3,993	-	3,993
In foreign currency		-	46,025	91,646	46,025	-	46,025
National Government Bonds 9 %	ARARGE033233		-	55,700	-		-
Argentine Republic External Bills		-	46,025	28,516	46,025	-	46,025
Fiscal credit certificate			-	7,430	-	-	-
TOTAL UNLISTED GOVERNMENT SECURITIES		-	127,392	96,787	127,392	-	127,392
INVESTMENTS IN LISTED CORPORATE SECURITIES							
- Other equity securities							
Argentina		18,665	18,665	7,114	18,665	-	18,665
In pesos		18,665	18,665	7,114	18,665	-	18,665
Banco Hipotecario - Book-entry "D"	ARBHIPO 10161	1,839	1,839	7,048	1,839	-	1,839
Banco Hipotecario - Options	ARBHI 10100194	30	30	66	30	-	30
Acindar SA		1,636	1,636		1,636		1,636
Banco Frances		1,219	1,219		1,219		1,219
Grupo Financiero Galicia		1,435	1,435		1,435		1,435
Molino Rio de la Plata		983	983		983		983
Perez Companc SA		5,400	5,400		5,400		5,400
Siderar SAIC		1,757	1,757		1,757		1,757
Tenaris		2,679	2,679		2,679		2,679
Telecom		1,687	1,687		1,687		1,687
TOTAL INVESTMENTS IN LISTED CORPORATE SECURITIES		18,665	18,665	7,114	18,665	-	18,665
TOTAL		1,205,192	1,332,584	103,973	1,332,584	-	1,332,584

Notes and schedules are an integral part of these financial statements.

Signed for purposes of identification
with our report dated February 19, 2003
PRICE WATERHOUSE & CO.

(Partner)

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Miguel Kiguel
President
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Banco Hipotecario Sociedad Anónima

Classification of loans according to their condition and guarantees received

For the fiscal period ended December 31, 2002

In comparative format with the same period of the prior year

(In thousands of pesos)

SCHEDULE B

COMMERCIAL PORTFOLIO	2002	2001
Normal situation	**1,303,544**	**555,113**
With "B" preferred collateral and counter-guarantees	841,028	520,793
Without any preferred collateral or counter-guarantees	462,516	34,320
Potential risk	**561**	**23,722**
With "B" preferred collateral and counter-guarantees	561	23,722
Without any preferred collateral or counter-guarantees	-	-
With problems	-	**14,780**
With "B" preferred collateral and counter-guarantees	-	9,872
Without any preferred collateral or counter-guarantees	-	4,908
High risk of insolvency	**9,510**	**64,066**
With "B" preferred collateral and counter-guarantees	2,206	44,303
Without any preferred collateral or counter-guarantees	7,304	19,763
Uncollectible	**97,201**	**247,323**
With "B" preferred collateral and counter-guarantees	16,723	135,349
Without any preferred collateral or counter-guarantees	80,478	111,974
Uncollectible for technical reasons	-	**9,202**
With "B" preferred collateral and counter-guarantees	-	5,567
Without any preferred collateral or counter-guarantees	-	3,635
TOTAL COMMERCIAL PORTFOLIO	**1,410,816**	**914,206**

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated February 19, 2003
PRICE WATERHOUSE & CO.

(Partner)

Miguel Kiguel
President
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
On behalf of the Syndics'
Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Banco Hipotecario Sociedad Anónima

Classification of loans according to their condition and guarantees received

For the fiscal period ended December 31, 2002

In comparative format with the same period of the prior year

(In thousands of pesos)

SCHEDULE B continued

CONSUMER AND HOUSING PORTFOLIO	2002	2001
Normal performance	1,632,268	5,304,316
With "B" preferred collateral and counter-guarantees	1,566,105	4,794,248
Without any preferred collateral or counter-guarantees	66,163	510,068
Inadequate performance	238,080	530,146
With "B" preferred collateral and counter-guarantees	228,213	501,761
Without any preferred collateral or counter-guarantees	9,867	28,385
Deficient performance	160,993	277,059
With "B" preferred collateral and counter-guarantees	154,229	262,184
Without any preferred collateral or counter-guarantees	6,764	14,875
Difficult collection	203,075	321,932
With "B" preferred collateral and counter-guarantees	191,725	300,567
Without any preferred collateral or counter-guarantees	11,350	21,365
Uncollectible	252,194	192,969
With "B" preferred collateral and counter-guarantees	185,078	129,562
Without any preferred collateral or counter-guarantees	67,116	63,407
Uncollectible for technical reasons	26,121	76,310
With "B" preferred collateral and counter-guarantees	22,880	71,886
Without any preferred collateral or counter-guarantees	3,241	4,424
TOTAL CONSUMER AND HOUSING PORTFOLIO	2,512,731	6,702,732
GENERAL TOTAL	3,923,547	7,616,938

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 19, 2003
PRICE WATERHOUSE & CO.

(Partner)

Miguel Kiguel
President
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Banco Hipotecario Sociedad Anónima

Concentration of Financing

For the fiscal period ended December 31, 2002
In comparative format with the same period of the prior year
(In thousands of pesos)

SCHEDULE C

	FINANCING			
	2002		2001	
Number of customers	Debt balance	% of total portfolio	Amount	% of total portfolio
10 major customers	1,229,321	31.33%	562,039	7.38%
50 following major customers	170,294	4.34%	309,169	4.06%
100 following major customers	22,912	0.58%	74,554	0.98%
Rest of customers	2,501,020	63.75%	6,671,176	87.58%
Total	**3,923,547**	**100%**	**7,616,938**	**100%**

Signed for purposes of identification
with our report dated February 19, 2003
PRICE WATERHOUSE & CO.

(Partner)

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Miguel Kiguel
President
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Banco Hipotecario Sociedad Anónima

Breakdown of Financing according to maturity dates

For the fiscal period ended December 31, 2002

(In thousands of pesos)

SCHEDULE D

Item	Past due portfolio	Remaining term to maturity						
		1 month	3 months	6 months	12 months	24 months	more than 24 months	Total
Non-financial public sector	153,595	8,224	3,890	3,323	6,735	12,758	642,316	830,841
Financial sector	-	3,123	-	-	-	-	-	3,123
Non-financial private sector and residents abroad	161,428	433,773	42,366	42,280	85,770	172,418	2,151,548	3,089,583
Total	**315,023**	**445,120**	**46,256**	**45,603**	**92,505**	**185,176**	**2,793,864**	**3,923,547**

Signed for purposes of identification
with our report dated February 19, 2003
PRICE WATERHOUSE & CO.

(Partner)

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Miguel Kiguel
President
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Banco Hipotecario Sociedad Anónima

Breakdown of Investments in Other Companies

For the fiscal period ended December 31, 2002
In comparative format with the same period of the prior year
(In thousands of pesos)

SCHEDULE E

	Item	Shares and/or units						Information on the issuer				
									Data on latest fin. Statements			
	Description	Class	Face value per unit	Votes per share	Number	Amount at 12/31/2002	Amount at 12/31/2001	Principal line of business	End of period/year	Capital Stock	Shareholders' Equity	Result for the period/year
	- In Financial Institutions, supplementary and authorized activities											
	Controlled - Argentina											
	- BACS Banco de Crédito y Securitización S.A.	ordinary	1	1	43,750,000	79,545	110,388	Banking	12/31/02	62,500	108,906	(93,797)
	- BHN Sociedad de Inversión S.A.	ordinary	1	1	17,999,920	32,867	46,470	Investment	09/30/02	18,000	32,868	(11,961)
(*)	- V.R.Tasaciones y Certificaciones S.A.	ordinary	1	1	200,000	-	-	Appraisals and certifications	12/31/00	200	s/d	s/d
	Subtotal controlled - Argentina					**112,412**	**156,858**					
	- In other companies											
	Controlled - Argentina											
	- BHN Inmobiliaria S.A.	ordinary	1	1	1,899,880	2,480	5,398	Real estate broker	09/30/02	1,900	2,480	(2,918)
	Subtotal controlled - Argentina					**2,480**	**5,398**					
	Non-controlled - Argentina											
(*)	- BHN Vida S.A.	ordinary	1	1	120	-	-	Insurer	09/30/02	7,458	4,839	7,637
(*)	- BHN Seguros Generales S.A.	ordinary	1	1	120	-	-	Insurer	09/30/02	5,570	5,768	7,275
(*)	- BHN Seguros de Crédito Hipotecario S.A.	ordinary	1	1	120	-	-	Insurer	09/30/02	312	122	319
	- Mercado Abierto Electrónico S.A.	ordinary	1,200	1	1	4	9	Over-the-counter (Merc. abierto de valores mob).	09/30/01	1,361	2,374	(11)
	- ACH S.A.	ordinary	1	1	2,500	7	15	Electronic clearing of means of payment	12/31/01	250	1,835	384
(*)	- V.R. Particulares S.A.	ordinary	1	1	15,000	-	-	Condominium administration	12/31/00	s/d	s/d	s/d
	Subtotal Non-controlled - Argentina					**11**	**24**					
	Non-controlled - foreign											
	- Mortgage.com Inc.	s/d	s/d	s/d	3,137,173	106	68	Internet	09/30/01	13,333	17,331	(7,853)
	Subtotal non-controlled - foreign					**106**	**68**					
	Total equity investments in other companies					**115,009**	**162,348**					

(*) PESO VALUE OF EQUITY INVESTMENTS

- BHN Vida S.A.	120
- BHN Seguros Grales. S.A.	120
- BHN Seguros Crédito Hipotecario S.A.	120
- V.R. Tasaciones y Certificaciones S.A.	1
- V.R. Particulares S.A.	1

Signed for purposes of identification with our report dated February 19, 2003
PRICE WATERHOUSE & CO.

(Partner)

Guillermo C. Martínz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Miguel Kiguel
President
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Banco Hipotecario Sociedad Anónima

Bank premises and equipment and Miscellaneous Assets

For the fiscal period ended December 31, 2002
In comparative format with the same period of the prior year
(In thousands of pesos)

SCHEDULE F

Item	Net book value at beginning of year	Additions	Transfers	Deletions	Losses due to impairment of value	Depreciation for the year		Net book value at 12/31/2002	Net book value at 12/31/2001
						Useful life (years)	Amount		
BANK PREMISES AND EQUIPMENT									
- Real estate properties	87,629					50	1,882	85,747	87,629
- Furniture and facilities	9,012	81				10	1,639	7,454	9,012
- Machinery and equipment	2,571	635				5	920	2,286	2,571
- Computer equipment	6,149	367				3	3,220	3,296	6,149
- Vehicles	19					5	14	5	19
- Sundry	251	20				5	85	186	251
Total	**105,631**	**1,103**					**7,760**	**98,974**	**105,631**
Miscellaneous assets									
- Works of Art and Piezas de Colección	194						-	194	194
- Leased assets	13,079					50	322	12,757	13,079
- Stationery and office supplies	609			609			-	-	609
- Other miscellaneous assets	22,694					50	340	22,354	22,694
Total	**36,576**			**609**			**662**	**35,305**	**36,576**

Signed for purposes of identification
with our report dated February 19, 2003
PRICE WATERHOUSE & CO.

(Partner)

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Miguel Kiguel
President
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Banco Hipotecario Sociedad Anónima

Intangible Assets

For the fiscal period ended December 31, 2002

In comparative format with the same period of the prior year

(In thousands of pesos)

SCHEDULE G

Item	Net book value at beginning of year	Additions	Transfers	Deletions	Losses due to impairment of value	Amortization for the year		Net book value at 12/31/2002	Valor residual al cierre del ejercicio 12/312001
						Useful life (years)	Amount		
Organization and development expenses	21,310	-	-	8,657	-	5/3	6,572	6,081	21,310
Total	**21,310**	-	-	**8,657**	-		**6,572**	**6,081**	**21,310**

Signed for purposes of identification with our report dated February 19, 2003
PRICE WATERHOUSE & CO.

(Partner)

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Miguel Kiguel
President
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

Banco Hipotecario Sociedad Anónima

Concentration of deposits

For the fiscal period ended December 31, 2002
in comparative format with the same period of the previous year

SCHEDULE H

Number of customers	2002		2001	
	Debt balance	% of total portfolio	Debt balance	% of total portfolio
10 major customers	86,664	65.61%	233,397	60.37%
50 following major customers	9,142	6.92%	74,451	19.26%
100 following major customers	2,175	1.65%	5,174	1.34%
Rest of customers	34,104	25.82%	73,561	19.03%
Total	**132,085**	**100%**	**386,583**	**100%**

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated February 19, 2003
PRICE WATERHOUSE & CO.

(Partner)

Miguel Kiguel
President
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Banco Hipotecario Sociedad Anónima

Breakdown of deposits, other liabilities resulting from financial transactions and subordinated negotiable obligations according to maturity dates

For the fiscal period ended December 31, 2002
In comparative format with the same period of the prior year
(In thousands of pesos)

SCHEDULE I

Item	Remaining terms to maturity						Total
	1 month	3 months	6 months	12 months	24 months	More than 24 months	
Deposits	**51,656**	**2,464**	**3,564**	**11,014**	**34,187**	**29,200**	**132,085**
- Time deposits	45	68	-	-	-	-	113
- Cedros / Boden	1,212	2,396	3,564	11,014	34,187	29,200	81,573
- Savings accounts	21,045	-	-	-	-	-	21,045
- Current accounts	13,435	-	-	-	-	-	13,435
- Other deposits	15,919	-	-	-	-	-	15,919
Other liabilities from financial transactions	**961,741**	**546,240**	**1,392,709**	**47,643**	**625,303**	**2,773,038**	**6,346,674**
- Argentina Central Bank							
Rediscount	46,011	-	-	-	-	-	46,011
Other	345,046	-	-	-	-	1,608,212	1,953,258
- Banks and international entities							
International Finance Corporation	11,404	-	350,313	5,605	11,210	61,655	440,187
Ing Bank	33,986						33,986
- Unsubordinated negotiable obligations							
EMTN Series III	-	1,873	-	-	-	44,082	45,955
GMTN Series I	70,579	-	1,000,358	-	-	-	1,070,937
GMTN Series IV	1,214	-	-	-	-	16,176	17,390
GMTN Series VI	18,285	-	-	-	-	-	18,285
GMTN Series XVI	-	466,660	-	-	-	-	466,660
GMTN Series XVII	5,795	-	-	-	-	-	5,795
GMTN Serie XXII	9,251	-	-	-	-	-	9,251
GMTN Serie XXIII	-	51,355	-	-	530,018	-	581,373
GMTN Series XXIV	-	26,352	-	-	-	368,588	394,940
GMTN Series XXV	37,129	-	-	-	-	590,250	627,379
- Other							
Other Banks	280,548	-	-	-	-	-	280,548
Opic loans	13,240	-	42,038	42,038	84,075	84,075	265,466
Other	89,253	-	-	-	-	-	89,253
Total	**1,013,397**	**548,704**	**1,396,273**	**58,657**	**659,490**	**2,802,238**	**6,478,759**

Signed for purposes of identification
with our report dated February 19, 2003
PRICE WATERHOUSE & CO.

(Partner)

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Miguel Kiguel
President
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Banco Hipotecario Sociedad Anónima

Reserves

For the fiscal period ended December 31, 2002

In comparative format with the same period of the prior year

(In thousands of pesos)

SCHEDULE J

Breakdown	Opening balances, restated	Increases in uniform currency	Decreases in uniform currency		Monetary result of allowances	Balances at 12/31/02	Balances at 21/31/01
			Reversals	Allocations			
Assets							
Loans							
- For uncollectibility risk and loss of value (a)	744,268	425,638		74,068	515,004	580,834	744,268
Other receivables for financial brokerage							
- For uncollectibility risk and loss of value (b)	61,097	-	-	-	33,098	27,999	61,097
Miscellaneous receivables							
- For uncollectibility risk and loss of value (c)	54,299	6,351	-	95	29,351	31,204	54,299
Total	**859,664**	**431,989**	**-**	**74,163**	**577,453**	**640,037**	**859,664**
Liabilities							
- Other contingencies (d)	112,808	75,430	97	4,700	60,430	123,011	112,808
- Contingent liabilities (e)	109	-	-	-	59	50	109
Total	**112,917**	**75,430**	**97**	**4,700**	**60,489**	**123,061**	**112,917**

(a) FOR UNCOLLECTIBILITY RISKS OF LOANS: Stems from the analysis covering uncollectibility risks of the loan portfolio conducted by the Bank, which considers the regulations laid down by the Argentine Central Bank and estimates for the period, as mentioned in Notes 8, 10 and 11.
(b) FOR UNCOLLECTIBILITY RISKS OF OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS: Reflects the potential uncollectibility of mortgage loans transferred in trust, but not yet securitized.
c) FOR UNCOLLECTIBILITY RISKS OF MISCELLANEOUS RECEIVABLES: Set up to cover any possible uncollectibility of old miscellaneous receivables.
(d) FOR OTHER CONTINGENCIES: This provision was set up to cover contingencies involving lawsuits, attorneys' fees and certain expenses related to the Bank's administrative restructuring. In addition, the balance at March 31, 2002 includes the reserve for pending claims, in accordance with the regulations of the National Insurance Superintendency.
(e) FOR CONTINGENT LIABILITIES: This balance includes the uncollectibility risk stemming from the evaluation of beneficiaries' performance of outstanding commitments.

Signed for purposes of identification
with our report dated February 19, 2003
PRICE WATERHOUSE & CO.

(Partner)

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Miguel Kiguel
President
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Banco Hipotecario Sociedad Anónima

Capital status

For the fiscal period ended December 31, 2002

(In thousands of pesos)

SCHEDULE K

STOCK			CAPITAL STOCK					
			Issued					
Class	Number	Votes per share	Outstanding	Treasury Stock	Pending issuance or distribution	Allotted	Paid-in	Not yet Paid-in
Ordinary								
Book-entry shares	150,000,000	(1)	1,490,060	9,940 (2)	-	-	1,500,000	-
Total			**1,490,060**	**9,940**	-	-	**1,500,000**	-

(1) See Note 5 to the financial statements.
(2) See Note 33 to the financial statements.

Signed for purposes of identification with our report dated February 19, 2003
PRICE WATERHOUSE & CO.

(Partner)

Professional Registration of the Firm C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Miguel Kiguel
President
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Banco Hipotecario Sociedad Anónima

Foreign Currency Balances

For the fiscal period ended December 31, 2002
In comparative format with the same period of the prior year
(In thousands of pesos)

SCHEDULE L

CAPTIONS	Head office and branches in Argentina	Total at 12/31/02	Total for the year (by currency)		Total at 12/31/01
			US$	EUROS	
ASSETS					
Cash and due from banks	41,044	41,044	41,044	-	98,550
Government and corporate securities	1,231,731	1,231,731	1,231,731	-	91,704
Loans	304,261	304,261	222,992	81,269	2,162,607
Other receivables from financial transactions	2,991,183	2,991,183	2,980,789	10,394	2,619,921
Equity investments in other companies	106	106	106	-	68
Miscellaneous receivables	2,124	2,124	580	1,544	34,807
Unallocated items	877	877	877	-	388
Total	**4,571,326**	**4,571,326**	**4,478,119**	**93,207**	**5,008,045**
LIABILITIES					
Deposits	166	166	166	-	92,360
Other liabilities from financial transactions	3,978,749	3,978,749	2,754,951	1,223,798	4,045,581
Miscellaneous liabilities	724	724	724	-	17,215
Unallocated items	-	-	-	-	5,407
Total	**3,979,639**	**3,979,639**	**2,755,841**	**1,223,798**	**4,160,563**
MEMORANDUM ACCOUNTS					
DEBIT (Except for contra items)	**14,743**	**14,743**	**14,743**	-	**6,907,961**
Contingencies	14,743	14,743	14,743	-	3,255,233
Control	-	-	-	-	3,528,165
Derivatives	-	-	-	-	124,563
CREDIT (Except for contra items)	**638,971**	**638,971**	**638,971**	-	**657,194**
Contingencies	638,971	638,971	638,971	-	461,678
Control	-	-	-	-	196
Derivatives	-	-	-	-	195,320

Signed for purposes of identification
with our report dated February 19, 2003
PRICE WATERHOUSE & CO.

(Partner)

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Miguel Kiguel
President
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Banco Hipotecario Sociedad Anónima

Loans granted to related companies or persons

For the fiscal period ended December 31, 2002

In comparative format with the same period of the prior year

(In thousands of pesos)

SCHEDULE N

Item / Situation	Normal	Potential risk / inadequate performance	With problems / deficient performance		High risk of insolvency / difficult collection		Uncollectible	Uncollectible for technical reasons	Total	
			Not yet due	Past due	Not yet due	Past due			12/31/02	12/31/01
1. Loans										
- Mortgage and pledge loans	1,798	108	46	-	144	-	172	-	2,268	5,704
With "B" preferred collateral and counter-guarantees	1,798	108	46	-	144	-	172	-	2,268	5,704
2. Equity investments in other companies	114,892	-	-	-	-	-	-	-	114,892	162,256
Total	116,690	108	46	-	144	-	172	-	117,160	167,960
Allowances	18	4	7	-	38	-	134	-	201	391

Signed for purposes of identification with our report dated February 19, 2003
PRICE WATERHOUSE & CO.

(Partner)

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Miguel Kiguel
President
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Banco Hipotecario Sociedad Anónima

Notes to the Financial Statements

Corresponding to the fiscal year ended December 31, 2002
In comparative format with the previous year
(Expressed In thousands of Argentine pesos)

1. ECONOMIC AND SOCIAL SITUATION PREVAILING IN ARGENTINA

Argentina is immersed in a critical economic situation. The main features of the current economic context are a major external debt burden, high interest rates, a significant decline in deposit levels, country risk indicators far above normal average and a profound economic recession. This situation has led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment. The Government's ability to comply with its commitments has been impaired, as has access to bank financing.

As from December 3, 2001 the free availability and circulation of cash and the transfer of foreign currency abroad were restricted. As from December 21, 2001 various social conflicts took place in Argentina, which led to the suspension of banking and exchange operations until the close of fiscal 2001. Subsequently, the Government announced the default on the external debt service.

On January 6, 2002, after a political crisis that resulted in the resignation of two presidents, the Government enacted Law 25561 (Law on public emergency and exchange system reform) that involved profound changes to the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. Subsequently, the Government announced new economic policies which were implemented through various legal regulations that significantly affected the banking business and the exchange system. At the date of issue of these quarterly financial statements, some of these measures had not yet been issued or put in force by government and control authorities. Furthermore, changes in the economic situation led to the Government continuing to issue resolutions which regulate and modify the above-mentioned measures.

On November 25, 2002, through Resolution No. 668/02 the Ministry of Economy set aside the restrictions imposed on the withdrawal of funds deposited in demand accounts.

Listed below are some of the measures adopted by the Government that are in force at the date of issue of these financial statements and the effect they have on the Bank's economic and financial position.

(Expressed In thousands of Argentine pesos)

Exchange system

On January 6, 2002 a new exchange system was established that created an official and a free exchange market. In principle, export activities, import of goods and certain financial activities that had first been subject to rescheduling to extend the original due dates were to be carried out on the official market. The remaining transactions relating to remittance or collection of foreign currency to or from abroad would be carried out on the free market. The initial exchange rate set for the official market was $ 1.40 per US$ 1. Quotations on the free market will be the outcome of the free floating of the peso. On January 11, 2002 when the exchange market was opened, Banco de la Nación Argentina published the first quotation for the free market at $ 1.6 per US$ 1 (selling rate) and $ 1.4 per US$ 1 (buying rate).

On February 8, 2002 the Government issued Decree 260 (Exchange Regime) establishing a single free exchange market system as from February 11, 2002, through which all transactions involving the exchange of currency are to be traded at a rate of exchange to be freely agreed, observing the requirements to be laid down by the Argentine Central Bank. At the date of issue of these quarterly financial statements, certain transfers abroad of a financial nature require the prior approval of the Central Bank, as established by Communication "A" 3471 and its amendments.

Loans in foreign currency

Under the terms of Law 25561, Decree 214 and complementary rules and amendments, loans in US dollars or any other foreign currency granted by the Argentine financial system were converted into pesos according to the following guidelines: (i) loans to the non-financial private sector, at the exchange rate of $ 1 per US dollar or its equivalent in any other foreign currency; (ii) to the non-financial public sector, at the exchange rate of $ 1.40 per US dollar or its equivalent in any other foreign currency and (iii) to the financial sector, at the exchange rate of $ 1.40 per US dollar or its equivalent in any other foreign currency. As from February 3, 2002, those measures contemplated the application of the reference stabilization index (CER), which tends to reflect the fluctuations in the consumer price index, to the loans granted to the non-financial private sector and to the non-financial public sector and a reduced interest rate, depending on the type of operation.

(Expressed In thousands of Argentine pesos)

Decree 762/02 and Law 25713 of the National Executive Branch amended the regulations mentioned in the preceding paragraph excluding from the application of the CER those loans granted to individuals by financial institutions, as follows: (i) secured by mortgages on the only family dwelling of debtors, originally agreed for up to US$ 250,000 or any other foreign currency and converted into pesos, (ii) consumer loans originally agreed for up to twelve thousand US dollars or any other foreign currency and converted into pesos, and (iii) pledge consumer loans originally agreed for up to thirty thousand US dollars or any other foreign currency and converted into pesos. As from October 1, 2002, those loans are adjusted by applying an adjustment salary variation index (CVS), to be published by the National Statistics and Census Institute (INDEC).

Repayment of loans

On April 12, 2002, the Argentine Central Bank issued Communication "A" 3562 establishing that in view of the issuance of Decree 469, the customers of financial institutions existing as of November 2, 2001 may repay the loans granted to them in national government securities.

Also, Decree 1242 established that financial institutions are to make available to the customers who have totally or partially repaid the loans together with CER the amount of that CER, although customers have not claimed it.

Furthermore, Decree 905 established that financial institutions must receive National Government Bonds (BODEN) in payment from individuals who are holders of those securities, to be allocated to mortgage loans secured by debtors' only family dwelling.

Deposits in foreign currency

Law 25561 and Decree 214 established that all deposits in U.S. dollars or other foreign currencies in the financial system will be converted to Ps. at the exchange rate of $ 1.4 per US$ 1 or its equivalent in such other currency. These norms also require financial institutions to return such deposits in pesos. A reference stabilization index (CER) and a minimum interest rate will be applied to these deposits.

(Expressed In thousands of Argentine pesos)

Decree 905 of the Executive Branch established the possibility of owners of deposits originally made in foreign currency exercising the option to exchange those deposits for government securities in pesos and US dollars. These securities are to be paid by the National State and the Argentine Central Bank will grant advances to financial institutions for them to be able to face that exchange, subject to the guarantees to be provided as prescribed by such decree. The rescheduled deposits not exchanged have been registered in the "Notarial Record of Rescheduled Deposits", kept by Caja de Valores S.A. These rescheduled deposits will be negotiable securities listed on stock exchanges and may be traded on self-regulating markets in Argentina.

Executive Branch Decree 1836, partially amended by Decree 2167 established that the holders of rescheduled deposit certificates will be granted the option to exchange those certificates for new government securities in US dollars or time deposit bills in pesos issued by each financial institution, together with an option to convert them into original currency issued by the National State. Furthermore, that decree authorized financial institutions to reimburse deposits for up to seven thousand pesos rescheduled as of May 31, 2002, plus interest and adjusted by CER, or for up to ten thousand pesos, plus interest and adjusted by CER as from October 1, 2002, at the option of the financial institutions, doing so with resources of their own. Through Resolution 743 dated December 11, 2002, the Ministry of Economy extended the period to exercise the option described above for 90 calendar days as from that date.

Reorganization and bankruptcy proceedings

On February 14, 2002, Law 23563 on reorganization and bankruptcy proceedings was enacted, which declared a production and credit emergency generated by the crisis affecting Argentina, to last until December 10, 2003. Below is a detail of some of the measures adopted:

- Suspension for one hundred and eighty days as from the effective date of that Law, of all mortgage, pledge and other foreclosures of whatever origin ordered in reorganization proceedings, whether they be made extrajudicially or in execution of judgment. All extraordinary acts of disposition of property on the part of debtors will be null and void during the suspension period, unless there is an express agreement by creditors.

(Expressed In thousands of Argentine pesos)

- Suspension for one hundred and eighty days of the expedition of petitions in bankruptcy filed, without prejudice to the possibility of applying the measures envisaged in Section 85 of Law 24522.

- Access to credit by insolvent individuals and/or legal entities, for which the Argentine Central Bank will proceed to regulate the elimination of all restrictions and implement a rediscount line intended for those financial institutions that provide credit assistance to insolvent companies.

- Financial institutions governed by Law 21526 (Financial Institutions Law) and supplementary rules may proceed within a term of 90 days to the rescheduling of their receivables from debtors of the financial system existing as of November 30, 2001 through an agreement to be reached with each of them.

On May 15, 2002, the National Congress passed Law 25589, which amended the Bankruptcy Law, the main points of which are as follows:

- Reinstatement of the mechanism established by Section 48 of Law 24522, which allows creditors to acquire the share package of the debtor company, setting the conditions for preventing assets from being undervalued.

- Other variables, such as the brand and the positioning on the market, have been established to determine the value of companies, in addition to the financial statements.

- The term for the foreclosure of guarantees has been suspended for 180 calendar days, as from the effective date of the above-mentioned law.

- The exclusivity period for debtors to make creditors offers has been reduced from 180 days, under the previous law to 90-120 days.

- Judges may revoke approval of the reorganization plan if they consider it to be grossly unfair for any of the parties.

Lastly, through Decree 204/03, Legal Emergency Units have been created within the jurisdiction of the Ministry of Labor, Employment and Social Security and the Ministry of Production, which will intervene in foreclosures of security interests at the request of debtors or creditors. Through these units, borrowers of loans originated for up to 50,000 pesos or US dollars thousand, secured by the only family dwelling, who have repaid at least 20% of the loan amount may request their settlement. This proceeding will not mean the suspension or interruption of legal time limits in foreclosures made extrajudicially or in execution of judgment.

Prevented measures

As a result of the measures adopted by the Argentine Government, a significant number of claims against the National State and financial institutions were filed before the courts, requesting that deposits be returned in the currency in which they were originally made, as the measures were in breach of constitutional rights. At the date of these financial statements, the final outcome and the amount of those claims were still unknown

Argentine Central Bank reporting requirements

As established by Communication "A" 3599, the Argentine Central Bank has suspended certain reporting requirements, including those on minimum capital. In view of this, the Bank has analyzed the technical ratios applicable to the splitting up of loans and assistance to related parties on the basis of estimates, because it is not possible to perform a specific analysis until the new reporting requirements and possible changes to BCRA regulations on technical ratios are defined.

2. NATIONAL GOVERNMENT COMPENSATING BONDS

Through Decree 905, the Government established the issuance of "National Government Compensating Bonds" to compensate financial institutions for the negative effects on their assets of the conversion into pesos at different exchange rates of receivables and obligations denominated in foreign currency, as provided for by Law 25561, Decree 214 and its amendments and complementary rules, and to cover the negative difference between assets and liabilities denominated in foreign currency arising from their conversion into pesos, as established by the above-mentioned regulations.

(Expressed In thousands of Argentine pesos)

The Executive Branch also empowered the Argentine Central Bank to determine the procedure for calculating the amount of the compensation to be granted to financial institutions and to approve such amount. The calculation procedure has been regulated by Communications "A" 3650, "A" 3721 and "B" 7564 and complementary rules and amendments issued by that Governing Entity.

Consequently, the Bank complied with the reporting requirements established by Sections 28 and 29 of Decree 905 - Compensation to financial institutions, applying for such purpose the regulations in force and particular criteria, exercising the following options:

- National Government Compensating Bond in US dollars, due 2012 (Section 29, subsection b, c and d): compensating bond - difference between assets and liabilities converted into pesos at $ 1.00, for the exchange rate difference of $ 0.40, converted into pesos at the $ 1.40 =US$ 1 rate: US$ 404,382.93 thousand.
- National Government Coverage Bond in US dollars, due 2012 (Section 29, subsection e). Coverage Bond - difference between assets and liabilities in US dollars, net of the compensating bond: US$804,340.20 thousand.

At the date these financial statements were issued, the Argentine Central Bank had not issued any resolution concerning the amount informed by the Bank in compliance with the reporting requirement, and had credited US$ 344,050 thousand in BODEN 2012, no bonds having been issued for the difference of the compensation amount requested.

For purposes of these financial statements, i) BODEN 2012 bonds credited by the Argentine Central Bank have been recorded in Government and Corporate Securities - Holdings in investment accounts, ii) the amount in respect of the right to collect the compensating and coverage bonds has been recorded in Other Receivables resulting from Financial Brokerage - Compensation to be received from the National Government - In foreign currency, and iii) the amount of the obligation to be assumed as a counterpart for the Coverage Bond, in Other Liabilities resulting from Financial Brokerage - Argentine Central Bank - Other.

The Bank also reserved its right to claim compensation for the negative effects on its equity caused by the elimination of the CER from its assets converted into pesos.

3. REABILITATION AND REGULARIZATION PLAN

Through resolution No. 213/02, the Board of Directors of the Argentine Central Bank requested Banco Hipotecario Sociedad Anónima to submit a Rehabilitation and Regularization plan, pursuant to article 34 of Law 21526 on Financial Institutions, as amended. This plan should contemplate adopting the necessary measures to restore the liquidity position of the Bank.

On April 17, 2002, the Bank submitted that Rehabilitation and Regularization plan to the Argentine Central Bank. The basic premises of that plan to restore the liquidity position of the Bank are as follows:

- Reprogramming the payment terms and rates of the obligations in foreign currency.
- Acceleration of liquid funds stemming from financial assets.
- Receipt of compensation due which covers the mismatching of currency and makes up for the impact on the Bank's assets.
- Substitution of liabilities in US dollars for liabilities in Ps.
- Increase in positions in foreign currency to compensate for future obligations in foreign currency not converted into pesos, thus reducing the risk of volatility of the exchange rate.
- Restructuring debt balances at levels satisfactorily sustainable in the long term, based on final positions of assets and liabilities, currency and long-term fluctuations.

(Expressed In thousands of Argentine pesos)

On August 16, 2002, the Bank communicated to the Argentine Central Bank its decision to start a restructuring process involving its corporate debt, which includes the negotiable obligations issued abroad and loans received from foreign banks and other entities, explaining that in order to give an equitable treatment to the investors affected the servicing of the principal, interest or any other item related to those debts would be postponed from that date until the successful restructuring of those debts (see Note 4).

On August 21, 2002, new financial projections and complementary information were submitted to the Argentine Central Bank, which contemplated changes in the economic context subsequent to April 17, 2002; the variation between actual balances and balances projected as of May 31, 2002; the status of the refinancing of the debts that fell due in 2002 (debt restructuring), a summary of modified financial projections and the recovery of the amounts due to the Argentine Central Bank, as required by the whereas clause No. 9 of Resolution No. 213/02 issued by the Board of Directors of that Entity.

At the date of these financial statements, the Argentine Central Bank had not yet issued any opinion concerning this plan, and the Bank is keeping that Entity informed of its development.

4. DEBT RESTRUCTURING PROCESS

In view of the significant adverse changes that took place during this year in Argentina and their impact on the financial system, on August 15, 2002 the Board of Directors of the Bank resolved to start a restructuring of its debt for: i) negotiable obligations issued abroad for approximately $ 2,998,986 thousand as of December 31, 2002 and ii) loans received from foreign banks and entities for approximately $ 940,024 thousand.

On the basis of that restructuring and with the intention to give an equitable treatment to the various creditors involved, the Bank decided to postpone the servicing of the principal, interest and any other item in connection with the debt concerned from August 16, 2002 to the date of the successful restructuring of the debt. This situation was informed to the Argentine Central Bank, the National Securities Commission and the Buenos Aires Stock Exchange on August 16, 2002.

(Expressed In thousands of Argentine pesos)

5. BANCO HIPOTECARIO SOCIEDAD ANONIMA

Pursuant to Law 24855 enacted on July 2, 1997 and promulgated by the National Executive Branch through Decree 677 dated July 22, 1997 and the regulatory decree 924/97 Banco Hipotecario Nacional was declared "subject to privatization" under the terms of Law 23696 and the National Executive Branch should proceed to its transformation into a corporation ("sociedad anónima"). The new entity arising from this transformation will do business under the denomination of "Banco Hipotecario Sociedad Anónima", and as a commercial bank under the terms of Law 21526, as amended, and regulatory provisions, and continue with the rights and obligations of its predecessor, with the scope envisaged by these regulations.

Law 24855 and its regulatory decree provide that for ten years as from the promulgation of the Law, Banco Hipotecario Sociedad Anónima should, among other things, finance the construction and/or acquisition of dwellings throughout the national territory and offer credit lines for an amount equivalent to 10% of the total loans it grants for housing construction, to finance the construction of dwellings in small towns.

Banco Hipotecario Sociedad Anónima has a corporate capital of Ps. 1,500,000 thousand, fully subscribed and paid-in, represented by 150,000,000 ordinary book-entry Class A, B, C and D shares, with a face value of Ps. -10 each and one vote per share, except for the special multiple vote right for the Class D shares foreseen in the Bank's by-laws.

On February 2 1999, Banco de la Nación Argentina, as trustee of the Assistance to the Federal Trust Fund for Regional Infrastructure Trust Fund, made the combined public offering of 42,000,000 ordinary Class D shares and 270,000 options, each of the latter representing the right to purchase 100 shares, and the investors are required to acquire a minimum quantity of Class D shares so as to be awardees of the options. The right to purchase shares by holding options shall be exercised between February 2, 2000 and February 2, 2004.

With the authorization of the National Securities Commission of Argentina, the Bank placed 13,616,606 Class D shares and 61,289 options on the local capital market, and 28,383,394 ADSs (Shares Deposited in Custody), each representing one Class D share and 208,711 options, on the international capital market in compliance with Rule 144A of the Securities Act of 1933 of the United States of America.

(Expressed In thousands of Argentine pesos)

6. BASIS FOR THE PRESENTATION OF THE FINANCIAL STATEMENTS

These financial statements have been prepared in line with accounting standards established by the Argentine Central Bank through CONAU 1 Circular, supplementary rules and amendments.

The financial statements of the predecessor entity, Banco Hipotecario Nacional, have been adjusted for inflation in conformity with the guidelines set in Communication "A" 551 of the Argentine Central Bank up to the financial year ended December 31, 1994, and prepared in accordance with the standards laid down by CONAU 1 Circular. As from January 1, 1995, and according to the authorization accorded by Resolution No. 388 of the Argentine Central Bank's Superintendency of Financial and Exchange Institutions, the Bank discontinued the adjustment for inflation of its financial statements until December 31, 2001. As from January 1, 2002, as a result of the application of Communication "A" 3702 which established the repeal of any legal and regulatory rule that did not allow companies to restate their accounting balances at period-end currency values, the Bank has resumed the application of the adjustment for inflation. To this end, it followed the restatement method established by Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), using the domestic wholesale price index published by the National Statistics and Census Institute (INDEC). Furthermore, it has been considered that the accounting measurements derived from the changes in the purchasing power of the currency between December 31, 1994 and 2001 are stated in the currency value as of the latter date.

The Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Pronouncements No. 16 "Conceptual Framework of professional accounting standards"; No. 17 "Professional accounting standards: development of general application issues"; No. 18 "Professional accounting standards: development of particular application issues" and No. 19 "Amendments to Technical Pronouncements No. 4, 5, 6, 8, 9, 11 and 14", through Resolutions C 238/01, C 243/01, C 261/01 and C 262/01, respectively; establishing that those Technical Pronouncements and amendments to them shall be mandatorily applied in fiscal years commencing as from July 1, 2002. At the date of issue of these financial statements, the Central Bank had not adopted those Technical Pronouncements.

The principal disclosure and valuation criteria followed for preparing these financial statements is described below:

(Expressed In thousands of Argentine pesos)

6.1. Foreign currency assets and liabilities:

Foreign currency assets and liabilities have been valued at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank, in force at the close of operations carried out on the last business day of the fiscal year ended December 31, 2002. As of December 31, 2001, foreign currency assets and liabilities had been valued applying the rate of exchange of $ 1.00 per US dollar, taking into account the effectiveness of Law 23928.

As established by Argentine Central Bank Communication "A" 3439, the Argentine Federation of Professional Councils in Economic Sciences and General Resolution 392/02 of the National Securities Commission, as of December 31, 2001, assets and liabilities denominated in foreign currency were valued applying the rate of exchange of $ 1 per US dollar or its equivalent in any other foreign currency. The effects of the devaluation of the Argentine currency have been recognized in these quarterly financial statements, including the accounting recognition of the compensation to be granted to financial institutions, as established by Decree 905/02 of the National Executive Branch.

6.2. Interest accruals and adjustments of principal amounts (CER and CVS):

Interest accruals were determined using the exponential method for all lending transactions in local and foreign currency the total term of which was more than 92 days, and interest accruals for loans due more than ninety days were discontinued.

Adjustments of principal amounts from application of the CER were accrued as established by Argentine Central Bank regulations, and interest accruals on loans overdue more than ninety days were discontinued (see Note 1.).

6.3. Government and corporate securities

Listed - In Argentina and abroad:

The securities classified as "Holdings of trading securities" and "Investment in listed corporate securities" have been valued in accordance with their market quotation prevailing at year end, net of the estimated allowance, where applicable.

The BODEN 2012 Government securities in US$ classified as "Holdings in investment accounts" have been recognized at their technical value, in accordance with the whereas clauses of Communication "A" 3785. At the end of each year, the technical value of those securities increases on the basis of interest accrued under the issue terms and conditions. The new foreign currency balance is converted into pesos at the reference exchange rate published by the Argentine Central Bank.

BODEN National Government securities received in payment from borrowers of mortgage loans have been valued at their power to repay the financial assistance received from the Argentine Central Bank, that is, $ 1.40 per US dollar plus CER and accrued interest.

The National Government Securities originally issued in foreign currency subject to Argentine legislation have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as provided for by Law 25561, Decree 214 and complementary rules and amendments.

Unlisted - In Argentina

The securities classified under "Unlisted Government Securities" have been valued at cost plus accrued interest not yet collected.

(Expressed In thousands of Argentine pesos)

6.4. Loans:

The portfolio of performing loans and loans due ninety days or less has been valued in terms of the principal amounts actually lent, plus capitalized interest, net of principal amortization collected and debt balance refinancing, plus adjustments (from the application of the CER, where applicable) and accrued interest receivable and less the estimated reserve for loan losses.

For purposes of these financial statements, Pre-restructuring Loans are those predating April 1, 1991 or individual loans stemming from global transactions arranged prior to that date, and Post-restructuring Loans are those originated after that date.

Secured loans have been valued according to their origin as i) received in exchange for Argentine government securities, in line with Decree 1387/01, have been valued at the ratio established by the Ministry of Economy (face value plus interest accrued until November 6, 2001, less coupons receivable until November 30, 2001), maintaining for such purpose the value at which those government securities had been recorded in investment accounts, ii) received in exchange for government securities accepted for the repayment of non-performing loans (Communication "A" 3348), have been valued at the higher of their face value less the related allowance for loan losses or their quotation value. The gain arising from the difference between the face value of the secured loans received and the value at which those exchanged securities had been recorded in investment accounts or the carrying value, as the case may be, accrues on a linear basis during the term of those loans. Secured Loans originally denominated in foreign currency subject to Argentine legislation have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments, the CER having been applied to the amount of those loans as from February 3, 2002.

Other loans to the public sector, not included in the preceding paragraph, originally granted in foreign currency have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments.

(Expressed In thousands of Argentine pesos)

Since February 3, 2002, the CER has been applied to the amount of those loans and maximum rates have been established, depending on the borrower.

Loans to the non-financial private sector originally granted in foreign currency have been converted into pesos at the exchange rate of $ 1.00 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER and CVS have been applied to the amount of those loans and maximum rates have been established, depending on the borrower.

6.5. Other receivables from financial transactions:

The individual mortgage loans the fiduciary ownership of which was transferred by the Bank and recorded in this caption have been valued and converted into pesos following the criterion described in points 6.2. and 6.4.

Reverse repurchase agreements of government securities held in investment accounts and secured loans have been valued and converted into pesos using the criterion described in points 6.3. and 6.4. for government securities held in investment accounts and secured loans, respectively.

The amount recorded in the account captioned "Other not included in the debtor classification regulations - Compensation to be received from the National Government" includes the amount in pesos equivalent to the technical value of the bonds to be received until the Argentine Central Bank credits the remaining BODEN 2012 in US dollars not yet issued, to cover the negative difference in the net position between assets and liabilities denominated in foreign currency, arising from converting into pesos the loans granted and obligations in foreign currency (see Note 2).

(Expressed In thousands of Argentine pesos)

6.6. Investments in other companies:

This caption mainly includes the equity investments held by the Bank in BACS Banco de Crédito y Securitización Sociedad Anónima, BHN Sociedad de Inversión Sociedad Anónima and BHN Inmobiliaria Sociedad Anónima (Note 26). At December 31, 2002 and 2001, those equity investments have been recorded at their equity value on the basis of December 31, 2002 financial statements for the former company and September 30, 2002 financial statements for the latter two companies, plus intercompany profits, where applicable, which amount to Ps. 114,892 thousand and Ps. 162,256 thousand, respectively.

The other equity investments have been recorded at the lower of cost or estimated recovery value, where applicable.

6.7. Bank premises and equipment and miscellaneous assets:

These assets are recorded at cost restated in constant monetary units at December 31, 2002, following the method mentioned in the first paragraph of this Note, net of accumulated depreciation calculated following the straight-line method, based on the estimated useful life of the assets. The cost of assets added before December 31, 1994 is restated in constant currency as of that date, while subsequent transactions are valued in current purchasing power values of the period to which they correspond.

The Bank has recorded in Miscellaneous assets - Properties received in payment of housing units it acquired in settlement of mortgage loans granted within the framework of the mortgage securitization - line of credit operations for financing construction projects with fiduciary ownership transferred. After six months from the acquisition date of those properties have elapsed, they are reclassified under "Miscellaneous Assets - Other Miscellaneous Assets".

The net book values of the assets taken as a whole, except for the assets intended for sale, which do not exceed their estimated recovery value, do not exceed their value to the business.

(Expressed In thousands of Argentine pesos)

6.8. Housing, life and unemployment insurance premiums in lending transactions:

The Bank's policy is to recognize the premium income when the corresponding loan installment accrues, except for those loans that are more than ninety days in arrears, and allocate the expenditures for claims to the net income/(loss) for the year in which they occur.

The Bank has set up a technical reserve of Ps. 11,925 thousand, which is included in the Shareholders' Equity and a reserve for pending claims of Ps. 10,108 thousand and Ps. 22,360 thousand at December 31, 2002 and 2001, respectively, which is shown in the Reserve for contingencies caption, under Liabilities.

6.9. Intangible assets

These assets represent organization expenses incurred due to the transformation of the Bank into a Corporation and the development of systems and establishment of branches. Intangible assets have been restated in constant monetary units at December 31, 2002, following the method mentioned in the first paragraph of this Note, and are being amortized monthly according to the straight-line method, based on their estimated useful life.

6.10. Deposits

Deposits have been valued at their placement value, plus adjustments from application of the CER and accrued interest, where applicable. The fixed return for each transaction is accrued on an exponential basis, while the variable return is accrued at the pro rata rate of return agreed upon based on the improvement in the price of the financial asset or financial asset indicator, between the time the transaction is arranged and the end of the month.

Deposits originally made in foreign currency have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to those deposits.

(Expressed In thousands of Argentine pesos)

6.11. Other liabilities from financial brokerage

Futures and options transactions originally agreed in foreign currency, whether they have been settled and/or with settlement agreements in writing by the parties prior to the effectiveness of Decree 992 have been valued at the various rates of exchange agreed by the parties at the time of settlement of each transaction. The other transactions not renegotiated at the effective date of that decree have been converted into pesos at the rate of exchange of $ 1.40 per US dollar.

6.12. Dismissal indemnities

The Bank does not set up any provisions to cover the risk of dismissal indemnities involving the staff, as the disbursements in respect thereof are charged to income currently during the year in which they occur.

6.13. Income Tax

Pursuant to Article 28 of Law 24855, Banco Hipotecario Sociedad Anónima is subject to income tax, except for all the housing loan transactions carried out prior to the date of registration of its by-laws.

The Bank charges to income and sets up a provision for the income tax determined based on the transactions subject to this tax in the fiscal year in which those transactions are carried out.

6.14. Shareholders' Equity

a. Capital stock, reserves and capital adjustment:

The Shareholders' Equity account activity and balances prior to December 31, 1994 have been restated in the currency values prevailing at that date, following the method mentioned in the first paragraph of this Note. The transactions carried out subsequent to that date have been recorded in currency values of the period to which they correspond. The balances of the Shareholders' Equity

accounts as of December 31, 2002 have been restated in the currency value at year end. The adjustment derived from the restatement of the balance of "Capital Stock" was allocated to "Equity Adjustments".

b. Results:

Income and expenses have been restated regardless of whether they have been collected or paid. Monetary results of exposure to inflation were determined as follows:

b.1) "Monetary result of financial brokerage" includes the result of exposure to inflation generated by assets and liabilities related to the carrying out of the usual brokerage activity between the supply and demand of financial resources.

b.2) "Monetary result of operating expenses" includes the result of exposure to inflation generated by monetary assets and liabilities in pesos, related to administrative expenses.

b.3) "Monetary result of other operations" includes the result of exposure to inflation generated by assets and liabilities not related to the financial brokerage activity.

In these quarterly financial statements, the positive difference between the Shareholders' Equity as of December 31, 2001 and that resulting from adjusting the net foreign currency position converted into pesos at the exchange rate of $ 1.40 per US dollar was allocated to the "Unrealized valuation difference" account.

The Board of Directors of the Bank exercised the option granted by Argentine Central Bank Communication "A" 3800, which consisted in absorbing in advance the losses generated in the current fiscal year, up to the limit of the balance recorded in the Unrealized Valuation Difference account.

(Expressed In thousands of Argentine pesos)

The preparation of the financial statements requires that the Bank's Board of Directors perform estimates affecting assets and liabilities, the net income/(loss) for the year and the determination of contingent assets and liabilities at the date thereof. Since these estimates involve value judgements regarding the probability of occurrence of future events, the actual net income/(loss) may differ from the estimated amount and thus generate losses or profits affecting subsequent periods. All legal and regulatory rules in force at the date of presentation of these financial statements have been considered.

The financial statement figures for the previous year, presented for comparative purposes, have been restated according to the method mentioned in this Note, in the currency value as of December 31, 2002 and include certain reclassifications and adjustments that contemplate specific disclosure criteria so as to present them on a consistent basis with those of the current year.

7. DIFFERENCES BETWEEN ARGENTINE CENTRAL BANK NORMS AND PROFESSIONAL ACCOUNTING STANDARDS

At December 31, 2002, as mentioned in Note 2, the right to collect the amount of the remaining compensating bonds not yet issued and coverage bonds has been recorded in Other Receivables from Financial Transactions - Compensation to be received from the National Government - In foreign currency; the amount of the obligation to be assumed as a counterpart for the Coverage Bond, in Other Liabilities resulting from Financial Brokerage - Argentine Central Bank - Other and the portion of BODEN 2012 in US dollars credited by the Argentine Central Bank, in Government and Corporate Securities. The compensation of Ps. 356,596 thousand, received for the positive difference between the shareholders' equity as of December 31, 2001 and that resulting from adjusting the net foreign currency position at that date, converted into pesos at the rate of exchange of $ 1.40 per US dollar, was reflected in the Unrealized valuation difference account, in the shareholders' equity, as provided for by Communication "A" 3703 of the Argentine Central Bank, stated in the currency value in force at period end. Subsequently, according to the option granted by Communication "A" 3800 of the Argentine Central Bank, the Board of Directors of the Bank approved the absorption in advance of the losses for the current fiscal year up to the limit of the balance recorded in the Unrealized Valuation Difference account, ad referendum of the decision to be made at the Meeting of Shareholders. This absorption has been

(Expressed In thousands of Argentine pesos)

disclosed below the net result for the period, in the Income Statement and the closing balances, in the Statement of Changes in Shareholders' Equity. This criterion differs from professional accounting standards regarding the disclosure of that item in the Income Statement, no impact having been generated on the valuation of the results for the year.

At December 31, 2002, the Bank has classified Ps. 1,177,806 thousand corresponding to its holding of BODEN 2012 received in compensation under the "Holdings of investment account securities" line. As mentioned in Note 6.3, such holding has been recorded at its technical value increased on the basis of interest accrued under the issue terms and conditions, and that foreign currency balance is converted into pesos at the reference exchange rate published by the Argentine Central Bank on the last business day of the fiscal year. Under Argentine Generally Accepted Accounting Principles, "listed government securities" should be stated at their quotation values, net of estimated selling expenses, with the resulting quotation gain or loss reflected in the income statement. Had Argentine Generally Accepted Accounting Principles been applied for the valuation of this portfolio, assets, accumulated results and the results for the fiscal year would have decreased by Ps. 666,478 thousand at December 31, 2002.

At December 31, 2002, the Bank has classified Ps. 7,900 thousand corresponding to its holding of BODEN 2012 received for the repayment of mortgage loans, in "Holdings in Investment Accounts". As mentioned in Note 6.3., these securities are carried at their power to repay the financial assistance received from the BCRA, that is, $1.40 per US dollar plus CER and accrued interest. Under Argentine Generally Accepted Accounting Principles, "listed government securities" should be stated at their quotation values, net of estimated selling expenses, with the resulting quotation gain or loss reflected in the income statement for each fiscal year. Therefore, had Argentine Generally Accepted Accounting Principles been applied for the valuation of this portfolio, assets, accumulated results and the results for the fiscal year would have decreased by Ps. 1,804 thousand at December 31, 2002.

Current regulations on the setting up of bad debt allowances issued by the BCRA establish that receivables from the Public Sector are not subject to bad debt allowances. Under generally accepted accounting principles, those allowances must be estimated on the basis of the non-recoverability risk attaching to assets.

8. CAPITALIZATION OF INTEREST ON MORTGAGE LOANS

Certain individual mortgage loans granted by the Bank in thousands of pesos originated prior to April 1991 or, as the case may be, originated in global transactions initiated prior to that date, accrued interest during the year at a reference interest rate of 9 percent per annum, which in certain cases differs from the interest rate charged. As from September 1995, the Bank's Board of Directors resolved to apply a monthly increase in the interest rate charged to the above mentioned retail portfolio, in order to equalize the reference interest rate and the interest rate charged within a maximum time limit of 120 months. The difference between both rates is added to the principal amount due.

The interest resulting from the application of the reference rate was recognized as income for the year, except for those receivables due more than ninety days (see Note 6.2.).

9. CLASSIFICATION OF LOANS AND RESERVE FOR LOAN LOSSES

Reserve for loan losses established at December 31, 2002, cover the minimum reserves required by the Argentine Central Bank, and were calculated considering the accounting policies adopted for certain refinanced consumer loans, certain contributions to the special relief fund (Note 10), including the special contribution to that fund made by the Bank at March 31, 2000 and certain estimates related to the impact on the possibility of recovering the mortgage loan portfolio.

The interest capitalized prior to the loans being in arrears is covered by a reserve for loan losses following the minimum reserve requirements, considering such interest as principal.

Pursuant to the guidelines of Law 24441 on Housing and Construction Financing, the criterion followed by the Bank to set up reserves for construction projects, where the fiduciary ownership is transferred, consists in classifying debtors on the basis of the evaluation of the future cash flow of individual projects financed by the Bank.

As from the second quarter of fiscal 2000, the Bank has adopted a new policy regarding the procedure followed for classifying non-performing and restructured individual loans and setting up related reserve. In general terms, this policy consists in the following:

(Expressed In thousands of Argentine pesos)

a. Maintaining for six months the classification and reserves in respect of all those loans subject to: I) the provisions of article 13 of Law 24143 and/or: ii) refinancing, either through a repayment agreement or the compounding of interest on the amount in default.

b. After this period has expired, the Bank will proceed, as the case may be, as follows:

    b.1. If the loan is no more than 30 days in arrears, its shall be classified under the "performing" category.

    b.2. If the loan is more than 30 days in arrears, its classification will arise from the aggregate of the current number of days in arrears and those recorded before the refinancing.

c. All those individual loans, which are more than 24 months in arrears, must be fully covered by a reserve. Loans and reserves are to be reversed from the Bank's assets three months after the date on which those loans were fully covered by such reserve.

d. Loans restructured through refinancing or the application of article 13 of Law 24143, which are more than twelve months in arrears, shall have the arrears predating the restructuring added, and in such cases the provisions of paragraph c. above shall apply.

e. Loans that having been reversed from assets, following the guidelines in points c. and d. above, are restructured and normalized shall be included again in the Bank's assets as long as they do not show arrears of more than 30 days as from the seventh month after their restructuring.

As a result of the statements made in points c. and d. above and the application of Argentine Central Bank Communication "A" 2357 and supplementary rules, as amended, at December 31, 2002 and 2001 the Bank has recorded in memorandum accounts of Ps. 533,413 thousand and Ps. 1,145,338 thousand, respectively.

(Expressed In thousands of Argentine pesos)

During the third quarter of 2001, in view of Argentina's difficult economic and financial situation, the Bank wrote off Pre-restructuring loans that met the following conditions:

a. With more than 12 months in arrears;

b. Refinanced or reformulated loans with more than 6 months in arrears which, including the period in arrears verified before that restructuring, were more than 12 months in arrears.

As a result of the statement made in the preceding paragraph, the Bank wrote off 5,741 loans, the debt balance of which represented Ps. 88,606 thousand in values as of that date.

Based on the foregoing, the Bank's Board of Directors believes that the reserves for loan losses set up are sufficient to cover the minimum reserves required by the Argentine Central Bank rules and professional accounting standards.

10. SPECIAL RELIEF FUND

Article 13 of Law 24143 established that Banco Hipotecario Nacional should set up a special fund for subsidizing the repayment services of borrowers undergoing a serious economic emergency situation, whose situation could not be resolved through the renegotiation of the loan. This fund, whose regulations were issued by the Bank, is being formed as from that moment, with 2% of the interest collected on housing loans, which amounted to Ps. 16,841 thousand and Ps. 47,256 thousand at December 31, 2002 and 2001, respectively. The amount paid includes the extraordinary contribution made as of March 31, 2000, net of allocations. Law 24855 provides that Banco Hipotecario Sociedad Anónima must maintain this special fund for 10 years as from the enactment of the said law (July 22, 1997) and under the terms of Law 24143.

(Expressed In thousands of Argentine pesos)

11. RESTRICTED ASSETS

At December 31, 2002, the Argentine Central Bank provided financial assistance to the Bank for Ps. 391,057 thousand. As collateral for these transactions, senior pledges were set up on credit assets stemming from the 7% fixed rate guaranteed loan contract, due 2011, for approximately Ps. 433,820 thousand, and loans from the Bank's portfolio, documented by book entry mortgage bills for Ps. 170,783 thousand, were delivered. For such purpose, the financing obtained has been recorded in Other liabilities from financial transactions, and the balances representing the possible rights, in memorandum accounts.

At December 31, 2002 the Bank recorded in the Loans caption secured loans for Ps. 3,874 thousand exchanged for government securities on behalf of Financial Trusts and for their account, in accordance with the guidelines of Decree 1387. At the close of these financial statements, the Bank was in the process of transferring those loans to the trustee.

As provided for by Decree 905, the Argentine Central Bank will grant financing to financial institutions for the subscription of bonds issued by the National State (BODEN due 2012 in US dollars), to be earmarked to cover the negative net foreign currency position, requiring for such purpose assets as collateral for that financing. At the date of these quarterly financial statements, as disclosed in Note 2., the assets to be offered by the Bank to the Governing Entity had not been identified.

As of December 31, 2001, the Bank set up specific guarantees to cover repo transactions involving government securities for Ps. 27,499 thousand.

12. INSURANCE ON REAL ESTATE SECURING THE MORTGAGE PORTFOLIO AND LIFE AND UNEMPLOYMENT INSURANCE FOR BENEFICIARIES

The Bank grants insurance coverage to the following:

- **Houses mortgaged to secure its loan portfolio, for the appraised amount of the insured houses:** against material damages caused by fire, explosion, lightning, earthquake, certain events involving riots, terrorist acts and other circumstances, according to the general conditions laid down by the Bank.
- **Life insurance for paying off the debts of the Bank's borrowers:** covering the risk of death of the economically liable party, whether a borrower or not, for paying off the principal debt owed at the date of death, according to the conditions laid down by the Bank. Individuals under the age of 56 are insurable up to the age of 80.
- **Unemployment insurance for economically liable parties, who are borrowers:** It covers unemployment risks when the conditions provided for by National Employment Law 24013 are met, with a maximum coverage of up to six monthly installments, with the option to renew it for another six months by paying an additional premium, once the insured has signed an employment contract for a term exceeding twelve months.

The accounting policies followed by the Bank to record insurance transactions are described in Note 6.8. The Bank covers the risks involved in the insurance activity with its own net worth, except for earthquakes, in which case it has taken out reinsurance in order to reduce such risk.

The amounts of insurance premiums in respect of the items mentioned above, claims paid and charges connected with the insurance activity, allocated to results for the fiscal years ended December 31, 2002 and 2001, were as follows:

(Expressed In thousands of Argentine pesos)

	12.31.02	12.31.01
	Thousands of Pesos	
Fire insurance premiums	17,472	40,763
Life insurance premiums	39,517	82,948
Unemployment insurance premiums	2,841	5,852
Total Premiums (Note 21)	59,830	129,563
Claims involving fire	662	1,925
Claims involving death	9,730	19,517
Claims involving unemployment	1,784	3,087
Total claims (Note 22)	12,176	24,529
Reserve charge for insurance risks	-	1,602
Total reserve charge	-	1,602

The insurance premiums shown above are disclosed under the "Income from services" caption, while the claims are disclosed under the "Expenditure for services" caption. The charge corresponding to reserves connected with the insurance activity is shown in the "Miscellaneous losses" caption in the Statement of Income.

13. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS

The breakdown of "Other receivables included in the debtor classification regulations" line, under the "Other receivables from financial transactions" caption is as follows:

	12.31.02	12.31.01
	Thousands of Pesos	
Mortgage loans delivered in trust	348,397	986,706
Mortgage-backed subordinated Class B securities	36,850	-
Other	18,792	22,192
Total	404,039	1,008,898

(Expressed In thousands of Argentine pesos)

The breakdown of the "Other receivables not included in the debtor classification regulations" line, under the "Other receivables from financial transactions" caption, is as follows:

	12.31.02	12.31.01
	Thousands of Pesos	
Compensation to be received from the National Government (in US dollars)	2,960,082	-
Trust participation certificates	15,356	239,770
Negotiable obligations held in the Bank's portfolio	31,101	14,370
Bank liquidity fund	-	36,267
Other	501	2,193
Total	3,007,040	292,600

14. SECURITIZATION OF THE PORTFOLIO OF MORTGAGE LOANS

The Bank has executed various financial trust agreements under which, as trustor, it has transferred the fiduciary ownership of mortgage loans belonging to its loan portfolio to a trustee, First Trust of New York. Once the mortgage loans have been transferred to the trust fund, it proceeds to issue the corresponding debt securities and participation certificates and to use the proceeds of the placement thereof for settling the amount of the loans ceded by the Bank. The trust assets entail a separate and distinct equity from the trustee's assets and those of the trustor.

The trustee is responsible for the management of the trust funds previously set up in accordance with the specifications contained in the trust agreement.

These trusts have been affected by the conversion into pesos of assets and liabilities in foreign currency established by Law 25561 and Decree 214, at the rate of exchange of $1.00 per US dollar, because they have been set up under Argentine legislation. Notwithstanding this, there are certain claims by foreign investors in relation to the conversion into pesos made and, consequently, the definition of its economic impact.

At December 31, 2002 and 2001, the Bank recorded Ps. 348,397 thousand and Ps. 986,706 thousand, respectively, in respect of mortgage loans originally granted in foreign currency and converted into pesos as required by Law 25561 and Decree 214, registered in the name of the trustee, in the "Other receivables included in the debtor classification regulations" line, under the "Other receivables from financial transactions" caption; Ps. 8,346 thousand and Ps. 32,422, respectively, in respect of accrued interest, in the "Accrued interest receivable included in the debtor classification regulations" line, and also Ps. 717 thousand in respect of interest accrued on and adjustments of those receivables have been recognized under the same caption. These receivables are held in the Bank's assets because at that date the trustee had not yet issued the related securities and the Bank continued to act as trustor and only beneficiary.

At the date of these financial statements, the following trust funds have been set up:

1. BHN I Trust, BHN II Mortgage Trust, BHN III Mortgage Trust, BHN IV Mortgage Trust, BACS I Mortgage Fund, BACS Funding I, BACS Funding II and BHSA I 2002, the terms of issue of which are as follows:

	Class A1/AV Debt Securities	Class A2/AF Debt Securities	Class B Debt Securities	Participation Certificates	Total
BHN I – Issued 10.29.96					
Face value in thousands of Ps.	60,292	18,778	9,302	4,652	93,024
Declared Maturity Date	05.25.2005	09.25.2001	01.25.2014	01.25.2014	
BHN II – Issued 05.09.97					
Face value in thousands of Ps.	44,554	51,363	3,730	6,927	106,574
Declared Maturity Date	03.25.2011	07.25.2009	03.25.2012	05.25.2013	
BHN III – Issued 10.29.97					
Face value in thousands of Ps.	14,896	82,090	5,060	3,374	105,420
Declared Maturity Date	05.31.2017	05.31.2017	05.31.2018	05.31.2018	

BHN IV – Issued 03.15.00					
Face value in thousands of Ps.	119,500	36,500	24,375	14,625	195,000
Declared Maturity Date	03.31.2011	03.31.2011	01.31.2020	01.31.2020	
BACS I – Issued 02.15.2001					
Face value in thousands of Ps.	30,000	65,000	12,164	8,690	115,854
Declared maturity date	05.31.2010	05.31.2010	06.30.2020	06.30.2020	
BACS Funding I Issued 11.15.2001					
Face value in thousands of Ps.				29,907	29,907
Declared maturity date				11.15.2031	
BHSA I Issued 02.01.2002					
Face value in thousands of Ps.				43,412	43,412
Declared maturity date				02.01.2021	
BACS Funding II Issued 11.23.2001					
Face value in thousands of Ps.				12,104	12,104
Declared maturity date				11.23.2031	

In all cases, the payment of class B debt securities is subordinated to the payment of the class A securities. In addition, the reimbursement of the participation certificates shall be done once all the class A and B securities issued have been settled, to the extent that there are sufficient remaining funds in the trust fund.

At December 31, 2002 and 2001, the Bank held in its portfolio the following securities corresponding to the above-mentioned funds:

(Expressed In thousands of Argentine pesos)

	12.31.02	12.31.01
	Thousands of Pesos	
Other included in the debtor classification regulations:	7,671	-
Class B debt securities – BHN III	29,179	-
Class B debt securities – BHN IV	36,850	-
Subtotal		
Other not included in the debtor classification regulations:		
Participation certificates – BHN I	-	21,090
Participation certificates – BHN II	15,356	53,234
Participation certificates – BHN III	-	36,723
Participation certificates – BHN IV (1)	-	88,369
Participation certificates – BACS I (1)	-	40,354
Subtotal	15,356	239,770
Total	52,206	239,770

(1) Includes issuance premiums

15. MISCELLANEOUS RECEIVABLES

The breakdown of the "Miscellaneous receivables" caption is as follows:

	12.31.02	12.31.01
	Thousands of Pesos	
Tax prepayments and withholdings	3,336	8,701
Receivables from government entities	5,632	12,055
Receivables for loans administered	23,626	47,867
Recoverable expenses, taxes and advances to third parties	6,708	22,380
Correspondent banks	2,798	8,740
Guarantee deposits	-	27,499
Amounts to be compensated	2,117	77
Other	17,056	22,460
Total	61,273	149,779

(Expressed In thousands of Argentine pesos)

16. NEGOTIABLE OBLIGATIONS AND OTHER FINANCING

The residual face value of negotiable obligations at December 31, 2002 is Ps. 2,998,986 thousand. This balance comprises Argentine Mortgage Bonds (Cédulas Hipotecarias Argentinas - CHA) issued under the global "Euro Medium Term Notes" (EMTN) program and ordinary Negotiable Obligations not convertible for shares, within the framework of a "Global Medium Term Notes" ("GMTN") program.

The balance of the negotiable obligations included in the "Other liabilities from financial transactions" caption includes discounts and issuance expenses, which are being deferred over the life of the securities. The residual face values of the different negotiable bond series issued are as follows:

	Date of issue	Maturity Date	Annual interest rate	Residual face value at 12.31.02	Residual face value at 12.31.01
				(Thousands of Pesos)	
EMTN (CHA)					
Series III (U$S 100,000,000)	08.07.	08.07.96	10.625	44.082	28.603
GMTN					
Series I (US$ 300,000,000)	04.17.	04.17.03	10.000	1.000.358	649.087
Series IV (US$ 175,000,000)	12.03.	12.03.08	13.000	16.176	10.496
Series VI (US$ 135,909,000)	03.15.	03.15.02	12.250	15.772	291.400
Series XVI (US$ 125,000,000)	02.17.	02.17.03	12.625	420,375	272,762
Series XVII (EURO 100,000,000)	03.27.	03.27.02	9.000%	5.000	205.375
Series XXII (EURO 100,000,000)	10.18.	10.18.02	8.750%	8.367	189.515
Series XXIII (EURO 150,000,000)	02.06.	02.06.04	10.750	530.018	302.930
Series XXIV (US$ 107,000,000)	03.15.	03.15.05	9.000%	368.588	-
Series XXV (EURO 165,700,000)	03.15.	06.15.05	8.0000	590.250	-
US COMERCIAL PAPERS.					
Series 14 (US$ 51,250,000)	11.14.	02.14.02	1.990% (*)	-	111.833
Series 15 (US$ 51,250,000)	12.21.	03.21.02	1.930% (*)	-	111.833
				2,998,986	2,173,834

(*) Discount rates.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 19, 2003
PRICE WATERHOUSE & CO.

(Partner)

Miguel Kiguel
President
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Expressed In thousands of Argentine pesos)

In addition, the Bank obtained a loan from Citibank for US$ 75,000 thousand, which is subject to Argentine legislation. Subsequently, the rights to such loan were transferred by Citibank to the financial trust organized in Argentina called Gain Hipotecario Trust Notes Due 2005 Financial Trust, the financial trustee of which, First Trust of New York National Association, issues floating rate securities (FRN) with features, terms and conditions identical to those of the loan. The interest rate of lending and borrowing transactions is the 180-day LIBOR plus 325 basis points.

17. EXCHANGE OF NEGOTIABLE OBLIGATIONS

On February 17, 2002, the Bank offered the holders of Series VI, XVII and XXII under the GMTN program to exchange Negotiable Obligations, under the following terms and conditions: (i) a cash payment of 15% of the principal amount and 100% of interest accrued until March 15, 2002, (ii) delivered negotiable obligations denominated in US dollars, falling due on March 15, 2005 and accruing interest at an annual rate of 9%, in exchange for Series VI (US$ 133,541 thousand, at an interest rate of 12.25% and falling due on March 15, 2002) and (iii) delivered negotiable obligations denominated in Euros, falling due on June 15, 2005 and accruing interest at an annual rate of 8%, in exchange for Series XVII (Euro 100,000 thousand, at an interest rate of 9% and falling due on March 27, 2002) and Series XXII (Euro 100,000 thousand, at an interest rate of 8.75% and falling due on October 18, 2002).

On March 25, 2002 the exchange operation was closed, the result of which was the presentation of US$128,195 thousand, which represented 96.00% of Series VI; Euro 98,185 thousand, which represented 98.18% of Series XVII and Euro 96,287 thousand, which represented 96.29% of Series XXII.

18. DERIVATIVE FINANCIAL INSTRUMENTS

In order to hedge the interest rate risks attaching to the loan granted under the conditions mentioned in Note 16, the Bank entered into an interest rate swap contract, whereby the Bank pays the 6.06% fixed rate stipulated in the contract and collects the variable rate applicable to each year established, thus granting the counterpart the right to settle the swap by the end of the first year.

(Expressed In thousands of Argentine pesos)

19. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

The breakdown of the "Other" line included in the "Other liabilities from financial transactions" caption is as follows:

	12.31.02	12.31.01
	Thousands of Pesos	
Collections and other transactions on behalf of third parties	34,020	24,347
Financial loan (Note 16)	252,225	163,657
Financial hedging contract	-	65,463
Retail Bank Network	54,088	100,433
Other	1,143	13,587
Total	341,476	367,487

20. MISCELLANEOUS LIABILITIES

The breakdown of "Other" corresponding to the "Miscellaneous liabilities" caption is disclosed as follows:

	12.31.02	12.31.01
	Thousands of Pesos	
Sundry creditors	17,127	32,566
Other fees and expenses payable	2,257	4,676
Loan guarantee funds	188	875
Tax withholdings to be deposited	1,692	5,097
Taxes payable	5,984	26,290
Payroll withholdings and contributions	2,207	4,398
Salaries and social security charges payable	1,016	2,613
Other	7,393	16,783
Total	37,864	93,298

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 19, 2003
PRICE WATERHOUSE & CO.

(Partner)

Miguel Kiguel
President
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Expressed In thousands of Argentine pesos)

21. INCOME FROM SERVICES

The breakdown of the "Other" line included in the "Income from services" caption is as follows:

	12.31.02	12.31.01
	Thousands of Pesos	
Insurance premiums (Note 12)	59,830	129,563
Commissions and services connected with loans	28,073	56,679
Other	2,823	4,670
Total	90,726	190,912

22. EXPENDITURE FOR SERVICES

The breakdown of the "Other" line included in the "Expenses for services" caption is as follows:

	12.31.02	12.31.01
	Thousands of Pesos	
Insurance claims (Note 12)	12,176	24,529
Turnover tax	2,335	4,573
Other	2,943	11,448
Total	17,454	40,550

(Expressed In thousands of Argentine pesos)

23. MISCELLANEOUS INCOME

The breakdown of the “Other” line included in the "Miscellaneous income" caption is as follows:

	12.31.02	12.31.01
	Thousands of Pesos	
Recovery of postal savings expenses	564	1,352
Rental income	845	2,371
Adjustments and interest on miscellaneous receivables	857	62
Recovery of share appreciation program	-	4,613
Net loss on transactions with bank premises and equipment and miscellaneous assets	105	3,546
Other	3,585	7,745
Total	5,956	19,689

24. MISCELLANEOUS LOSSES

The breakdown of the "Miscellaneous expenses" caption is as follows:

	12.31.02	12.31.01
	Thousands of Pesos	
Depreciation of miscellaneous assets	662	703
Turnover tax	362	761
Other taxes	2,015	3,108
Reversal of intangible assets	7,687	-
Net loss on transactions with bank premises and equipment and miscellaneous assets	746	3,905
Donations	296	1,302
System for repayment of loans with discounts	43,629	867
Other	4,521	7,079
Total	59,918	17,725

(Expressed In thousands of Argentine pesos)

25. DEPOSIT GUARANTEE INSURANCE SYSTEM

Law 24485, Decrees 540/95 and 1127/98 and Communication "A" 2337 and supplementary ones of the Argentine Central Bank provide that the institutions encompassed by the Financial Institutions Law should make a normal contribution equivalent to 0.03% of their monthly average daily balances of deposits in checking accounts, savings accounts, time deposits, special accounts, fixed-term investments and frozen balances stemming from the aforementioned deposits.

In addition to the normal contribution, the institutions are required to make a separate additional contribution, in proportion to the result obtained from the weighting of several factors.

Communication "A" 3064 of the Argentine Central Bank provides that, effective as of the date of payment of contributions corresponding to January 2000, the ordinary contribution is reduced to 0.015% provided that financial institutions enter into loan contracts with Seguro de Depósitos Sociedad Anónima ("SEDESA") allocated to the Deposits Guarantee Fund. Effective September 2000, Argentine Central Bank Communication "A" 3153 set aside the above-mentioned loans; notwithstanding this, the loan contracts arranged until that date will continue to be in force until the corresponding settlement thereof, under the terms and conditions agreed upon with SEDESA.

This System does not cover the transferable time deposits whose ownership has been acquired through endorsement, the placements attracted through systems which offer incentives in addition to the interest rate agreed upon, the deposits in which interest rates exceeding the reference rate established by the Argentine Central Bank are arranged, the deposits made by financial institutions with other brokers, including the time deposit certificates acquired through a secondary transaction, the deposits made by persons related to the Bank, either directly or indirectly, time deposits of securities, acceptances or guarantees and the frozen balances arising from deposits and other liabilities excluded from that System.

(Expressed In thousands of Argentine pesos)

26. SUBSIDIARY COMPANIES

The bank has equity interests in the following subsidiaries:

a. 99.99% of the BHN Sociedad de Inversión Sociedad Anónima's share capital, which amounts to Ps. 18,000 thousand. In addition, the Bank maintains irrevocable capital contributions of Ps.10,000 thousand. In turn, BHN Sociedad de Inversión Sociedad Anónima holds a 99.9976% equity interest in BHN Vida Sociedad Anónima and BHN Seguros Generales Sociedad Anónima, a 99% equity interest in BHN Seguros de Crédito Hipotecario Sociedad Anónima and a 75% equity interest in Mortgage Systems International, LLC.

b. 99.99% of BHN Inmobiliaria Sociedad Anónima's share capital, which amounts to Ps. 1,900 thousand. The corporate purpose of this company consists in real estate transactions.

c. 70% of the share capital of BACS Banco de Crédito y Securitización Sociedad Anónima, which amounts to Ps. 62,500 thousand. The principal line of business of this bank will consist in fostering the creation and development of a secondary market for mortgage loans in Argentina.

d. 100% of the share capital of VR-Tasaciones y Certificaciones Sociedad Anónima, which amounts to Ps. 200 thousand. This company's line of business is the appraisal and certification of all types of urban and rural real estate located in Argentina or abroad.

At December 31, 2002, the Bank's equity interest in the above-mentioned companies is reflected in accounts in the "Investments in other companies" caption.

The relevant total amounts arising from the December 31, 2002 financial statements of the controlled investees are as follows:

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Banco Hipotecario Sociedad Anónima

Consolidated Balance Sheet

For the fiscal year ended December 31, 2002

In comparative format with the prior year

(In thousands of pesos)

	BACS Banco de Crédito y Securitización S.A. (2) In thousands of pesos	BHN Sociedad de Inversión S.A. (1) (3) in thousands of pesos	BHN Inmobiliaria S.A. (3) In thousands of pesos
Assets	260,895	42,185	2,507
Liabilities	151,989	3,003	27
Minority interest	-	6,314	-
Shareholders' equity	108,906	32,868	2,480
Net loss	(93,797)	(11,961)	(2,918)

(1) Consolidated balances

(2) Result before absorption – Communication "A" 3800 of the Argentine Central Bank.

(3) Financial statements at September 30, 2002.

27. RESTRICTION ON THE DISTRIBUTION OF PROFITS

No profits may be distributed when any financial year does not produce profits.

As provided for by Argentine Central Bank Communication "A" 3574, any distribution of profits will be suspended until notice is received to the contrary.

Furthermore, Argentine Central Bank Communication "A" 3785 dated October 29, 2002 restricted the distribution of cash dividends, to the extent that the Bank has decided to value its holdings of bonds received under Sections 28 and 29 of Decree 905/02 at their technical value, except for the amount of profits in excess of the difference between the carrying value and the market value of those bonds, net of the pertinent appropriation to legal reserve and to the reserve established by the Bank's by-laws (see Note 2).

Guillermo C. Martínz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 19, 2003
PRICE WATERHOUSE & CO.

(Partner)

Miguel Kiguel
President
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(In thousands of pesos)

28. RUBRICATION OF BOOKS

At the date of these financial statements, the transactions conducted by the Bank had been recorded in the rubricated books, as called for by the regulations in force.

29. TRANSACTIONS CARRIED OUT WITH RELATED COMPANIES

The balances at December 31, 2002 are as follows:

	Thousands of Pesos
Other receivables from financial transactions	
BACS Banco de Crédito y Securitización S.A.	52,508
Miscellaneous receivables – Sundry Debtors	
BHN Vida S.A.	424
BHN Seguros Generales S.A.	44
BHN Sociedad de Inversión S.A.	4
BHN Inmobiliaria S.A.	5
BACS Banco de Crédito y Securitización S.A.	239
Deposits – Checking accounts and time deposits	
BHN Sociedad de Inversión S.A.	1,633
BHN Inmobiliaria S.A.	2,384
BHN Vida S.A.	6,027
BHN Seguros Generales S.A.	5,391
BHN Seguros de Crédito Hipotecario S.A.	133
BACS Banco de Crédito y Securitización S.A.	57
VR – Tasaciones y Certificaciones S.A.	10
Other liabilities from financial transactions	
BACS Banco de Crédito y Securitización S.A.	27,463

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Banco Hipotecario Sociedad Anónima

Consolidated Balance Sheet

For the fiscal year ended December 31, 2002
In comparative format with the prior year
(In thousands of pesos)

Miscellaneous Liabilities – Sundry Creditors	
VR – Tasaciones y Certificaciones S.A.	85
Balance to be Paid-In	
BHN Vida S.A.	(*)
BHN Seguros Generales S.A.	(*)
BHN Seguros de Crédito Hipotecario S.A.	(*)
Financial Expenditure	
BHN Sociedad de Inversión S.A.	4
BHN Vida S.A.	173
BHN Seguros Generales S.A.	173
BHN Inmobiliaria S.A.	57
BACS Banco de Crédito y Securitización S.A.	35,988
Income for Services	
BACS Banco de Crédito y Securitización S.A.	175
Memorandum Accounts	
BACS Banco de Crédito y Securitización S.A.	52,508

(*) BALANCES TO BE PAID-IN, IN PESOS

BHN Vida S.A.	90
BHN Seguros Generales S.A.	90
BHN Seguros de Crédito Hipotecario S.A.	90

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 19, 2003
PRICE WATERHOUSE & CO.

(Partner)

Miguel Kiguel
President
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Banco Hipotecario Sociedad Anónima

Consolidated Balance Sheet

For the fiscal year ended December 31, 2002

In comparative format with the prior year

(In thousands of pesos)

30. INCOME TAX

In accordance with Law No. 24855 and its regulatory Decree No. 924/97, income obtained by the Bank as a result of loan operations formalized, agreed, undertaken or recognized through the date of registration of its by-laws are exempt from income tax; however, income provided by loan operations after that date are subject to this tax.

As a general rule, the income tax law admits deduction of expenses necessary to obtain, maintain or preserve the taxable income. In the case of expenses incurred to obtain taxable and non-taxable income, it is necessary to identify the portion of the expense incurred to generate taxable income, which will be deductible for tax purposes.

In accordance with the above regulation, the direct appropriation method prevails over the prorating method to determine the portion of deductible expense (related to the obtaining of taxable income) and therefore the prorating method should only be used if there is no possibility of establishing a direct relationship between the expenses incurred and the taxable and non-taxable income, respectively.

Until the fiscal year ended December 31, 1998 the Bank determined its income tax based on the expense apportionment method, treating as deductible the portion of expenses arising from applying to the total expenses incurred the ratio of taxable income to total income.

As from fiscal year ended December 31, 1999 income tax was calculated considering the direct relationship between expenses and the obtainment of taxable and non-taxable income, and the apportionment method was only used for those expenses which could not be directly allocated to each of the income producing sources.

The Bank has filed its income tax returns for the 1999, 2000 and 2001 fiscal years adopting the above mentioned methodology, which resulted in a loss carry-forward of approximately Ps. 35,700 thousand, Ps. 70,900 thousand and Ps. 145,305 thousand, respectively, (see Notes 31 and 32).

(In thousands of pesos)

31. PRESUMPTIVE MINIMUM INCOME TAX

Effective 1998 and for the period of ten years a presumptive minimum income tax (PMIT) was established as a complementary component of the income tax obligation. PMIT consists in a minimum taxation, which assesses at the tax rate of 1% certain productive assets. Ultimately tax obligation will be the highest of PMIT and income tax. For financial entities, the taxable basis will be 20% of their computable assets. If in a fiscal year, PMIT obligation exceeds income tax liability, the surplus will be computable as a down payment of any income tax excess over PMIT through the next ten years.

In view of the comment made in Note 30 in relation to the tax loss carry-forward determined by the Bank for last three fiscal years, the PMIT obligation was calculated at December 31, 2002, which amounted to Ps. 5,123 thousand.

32. CONTINGENT ASSETS

As described in Note 6.13 and as a result of the use of a different indicator for deducting interest for income tax computation purposes, for the fiscal years ended December 31, 1999 and 2000, the Bank is reporting a loss carry-forward of approximately Ps. 106,600 thousand. At December 31, 2002 this amount is disclosed in memorandum accounts. As shown by the tax return filed in May 2002, at the date of these financial statements the tax loss carry-forward amounted to Ps. 145,305 thousand.

33. ACQUISITION BY THE BANK OF ITS OWN SHARES

At August 22, 2000, the Board of Directors resolved to authorize the acquisition of shares representing the Bank's own capital stock, within the terms of article 220, clause 2 of Law 19550. This authorization is due to the Bank's need to protect the price of the share in view of the volatility affecting the market, the low liquidity of which could expose the share to undesirable price fluctuations. On May 31, 2001, the Ordinary General Assembly approved this measure.

(In thousands of pesos)

On the basis of the authorization mentioned in the preceding paragraph, in December 2000, the Bank acquired its own shares. At the closing date of these quarterly financial statements, the Bank's holding of its own shares has been recorded in the "Government and corporate securities" caption, valued at their quotation prevailing at year end.

34. REQUIREMENT SET BY THE NATIONAL SECURITIES COMMISSION TO ACT AS AN OVER-THE-COUNTER BROKER

The Bank's minimum shareholders' equity required by the Argentine Central Bank rules is in excess of that required by the National Securities Commission in Resolution No. 290, as amended, in order to act as an Over-the-Counter Broker and has been duly paid up at year end.

35. PUBLICATION OF FINANCIAL STATEMENTS

In line with the guidelines of Communication "A" 760, the prior involvement of the Argentine Central Bank is not required in order to publish these financial statements.

36. TRUST ACTIVITIES

The Bank acts as the financial broker of certain construction projects, within the framework of its Securitization Operations – Line of Credit for Financing Construction Projects with Transfer of Trust Ownership.

For this transaction a trust is organized as collateral consisting of the assets included in the corresponding contracts, the trust ownership of which is transferred to the Bank as the Trustee. The Trustee exercises the powers it is granted by the Trust, to protect the Creditor's interests covered by the collateral.

At December 31, 2002, the receivables included in this transaction amounted to Ps. 99,367 thousand. The Bank manages certain construction projects as a result of enforcing its foreclosure rights on the collateral for those receivables. At December 31, 2002 the amount of these receivables was Ps. 97,547 thousand, which have been recognized in the "Mortgage Loans" line.

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Banco Hipotecario Sociedad Anónima

Consolidated Balance Sheet

For the fiscal year ended December 31, 2002
In comparative format with the prior year
(In thousands of pesos)

	2002	2001
ASSETS		
A. CASH AND DUE FROM BANKS	**121,952**	**128,349**
Cash	50,961	11,598
Banks and correspondents	70,991	116,751
B. GOVERNMENT AND CORPORATE SECURITIES (Note 2.3.)	**1,423,059**	**251,984**
Holdings in investment accounts	1,226,752	-
Holdings of trading securities	35,496	72
Unlisted government securities	127,392	96,787
Investments in listed corporate securities	45,324	155,125
Allowances	(11,905)	-
C. LOANS (Schedule B and Note 2.4.)	**2,922,275**	**5,781,860**
To the non-financial public sector	829,091	441,664
To the financial sector	7,438	14,528
To the non-financial private sector and residents abroad	2,666,580	6,069,936
Advanced	99,008	-
Mortgage loans	2,232,031	5,994,709
Unallocated collections	(13,098)	(44,177)
Other	306,883	5,062
Accrued interest and quotation differences receivable	41,756	114,342
Allowances	(580,834)	(744,268)
D. OTHER RECEIVABLES FOR FINANCIAL TRANSACTIONS (Schedule B and Notes 2.5. and 2.11.)	**3,592,655**	**3,035,634**
Argentine Central Bank	1,999	2,920
Amounts receivable for spot and forward sales to be settled	55,502	344,359
Securities to be received under spot and forward purchases to be settled	-	1,226,857
Other not included in the debtor classification regulations	3,138,038	467,559
Other included in the debtor classification regulations	408,765	1,010,643
Accrued interest receivable included in the debtor classification regulations	16,350	44,393
Allowances	(27,999)	(61,097)

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 19, 2003
PRICE WATERHOUSE & CO.

(Partner)

Miguel Kiguel
President
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Banco Hipotecario Sociedad Anónima

Consolidated Balance Sheet (Continued)

For the fiscal year ended December 31, 2002
In comparative format with the prior year
(In thousands of pesos)

	2002	2001
F. INVESTMENTS IN OTHER COMPANIES (Note 2.6.)	2,597	5,490
Other	2,597	5,490
G. MISCELLANEOUS RECEIVABLES (Schedule B)	39,302	106,779
Other	68,808	157,373
Accrued interest receivable	1,698	3,705
Allowances	(31,204)	(54,299)
H. BANK PREMISES AND EQUIPMENT (Note 2.7.)	101,105	107,558
I. MISCELLANEOUS ASSETS (Note 2.7.)	35,305	36,576
J. INTANGIBLE ASSETS (Note 2.9.)	15,016	31,008
Organization and development expenses	15,016	31,008
K. UNALLOCATED ITEMS	17,995	2,254
TOTAL ASSETS	8,271,261	9,487,492

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 19, 2003
PRICE WATERHOUSE & CO.

(Partner)

Miguel Kiguel
President
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Banco Hipotecario Sociedad Anónima

Consolidated Balance Sheet (Continued)

For the fiscal year ended December 31, 2002
In comparative format with the prior year
(In thousands of pesos)

	2002	2001
LIABILITIES		
M. DEPOSITS (Note 2.10)	119,695	355,054
Non-financial public sector	14,390	24,813
Financial sector	6,148	4,393
Non-financial private sector and residents abroad	99,157	325,848
Checking accounts	5,592	35,983
Savings accounts	21,020	57,086
Time deposits	113	206,352
Other	61,301	4,222
Accrued interest and quotation differences payable	11,131	22,205
N. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS (Note 2.11)	6,521,791	4,398,816
Argentine Central Bank –Others-	2,026,987	204,227
Rediscount to cover lack of liquidity	46,011	141,976
Others	1,980,976	62,251
Banks and international entities	533,353	122,684
Unsubordinated negotiable obligations	2,998,986	2,144,269
Creditors for spot and forward purchases to be settled	76,693	889,448
Securities to be delivered under spot and forward sales to be settled	-	375,256
Loans from domestic financial institutions	225,029	226,910
Other	341,476	367,487
Accrued interest and quotation differences payable	319,267	68,535
O. MISCELLANEOUS LIABILITIES	43,422	107,508
Fees	2,246	6,640
Other	41,176	100,868
P. PROVISIONS (Note 2.8.)	123,061	112,917
R. UNALLOCATED ITEMS	9,173	8,367
TOTAL LIABILITIES	6,817,142	4,982,662
T. MINORITY INTEREST	38,987	48,558
SHAREHOLDERS' EQUITY (Note 2.14.)	1,415,132	4,456,272
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	8,271,261	9,487,492

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 19, 2003
PRICE WATERHOUSE & CO.

(Partner)

Miguel Kiguel
President
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Banco Hipotecario Sociedad Anónima

Consolidated Statement of Income (Continued)

For the fiscal year ended December 31, 2002
In comparative format with the prior year
(In thousands of pesos)

	2002	2001
A. FINANCIAL INCOME	850,528	937,114
Interest on cash and due from banks	1,015	7,029
Interest on loans to the financial sector	3,874	42,739
Interest on advanced	2,852	-
Interest on mortgage loans	263,525	640,800
Interest on other loans	8,420	27,505
Interest on other receivables for financial transactions	52,222	102,484
Net income from government and corporate securities	-	56,601
Net income from options	544	382
Result of secured loans – Decree 1387/01.	34,900	7,511
Adjustment from application of CER	328,909	-
Other	154,267	52,063
B. FINANCIAL EXPENDITURE	1,293,506	497,848
	208	5,835
Interest on current account deposits	128	2,128
Interest on savings account deposits	5,701	80,570
Interest on time deposits	72,796	5,401
Interest on loans from financial sector	425,522	340,432
Interest on other liabilities from financial transactions	129,750	5,069
Other interest	88,219	-
Net loss on government and corporate securities	563,114	-
Adjustment from application of CER	8,068	58,413
Other		
GROSS INTERMEDIATION MARGIN	(442,978)	439,266
C. PROVISION FOR LOSSES ON LOANS	425,638	146,496
D. INCOME FROM SERVICES	105,345	208,496
Linked with borrowing transactions	3,549	8,131
Other	101,796	200,365

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 19, 2003
PRICE WATERHOUSE & CO.

(Partner)

Miguel Kiguel
President
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Banco Hipotecario Sociedad Anónima

Consolidated Statement of Income (Continued)

For the fiscal year ended December 31, 2002
In comparative format with the prior year
(In thousands of pesos)

	2002	2001
E. EXPENDITURE FOR SERVICES	65,542	85,979
Commissions	47,628	44,914
Other	17,914	41,065
F. MONETARY RESULT OF FINANCIAL TRANSACTIONS	(2,423,033)	-
G. ADMINISTRATIVE EXPENSES	151,202	304,985
Personnel expenses	90,376	171,768
Directors' and syndics' fees	2,794	3,932
Other fees	9,213	27,093
Advertising and publicity	535	15,403
Taxes	10,676	24,429
Other operating expenses	34,813	56,558
Other	2,795	5,802
H. MONETARY RESULT OF OPERATING EXPENSES	14,024	-
NET (LOSS) / INCOME FROM FINANCIAL TRANSACTIONS	(3,389,024)	110,316
I. MINORITY INTEREST	23,600	(615)
J. MISCELLANEOUS INCOME	57,204	124,702
Penalty interest	11,795	13,420
Loans recovered and allowances reversed	38,150	90,415
Adjustment from application of CER	900	-
Other	6,359	20,867
K. MISCELLANEOUS LOSSES	145,330	45,900
Loss on long-term investments	3,157	903
Penalty interest and charges in favor of the BCRA	26	155
Loan loss provision for miscellaneous receivables and other provisions	81,781	24,767
Other	60,366	20,075
L. MONETARY RESULT OF OTHER OPERATIONS	55,814	-
NET (LOSS) INCOME BEFORE INCOME TAX	(3,397,736)	188,503
NET (LOSS) INCOME FOR THE YEAR	-	3,868
NET (LOSS) - INCOME FOR THE YEAR BEFORE ABSORPTION	(3,397,736)	184,635
Absorption "Ad-referendum" of the Meeting of Shareholders - with Unrealized Valuation Difference (Note 3)	356,596	-
NET (LOSS) - INCOME FOR THE YEAR AFTER ABSORPTION	(3,041,140)	184,635

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 19, 2003
PRICE WATERHOUSE & CO.

(Partner)

Miguel Kiguel
President
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Banco Hipotecario Sociedad Anónima

Consolidated Statement of Source and Application of Funds

For the fiscal year ended December 31, 2002

In comparative format with the prior year

(In thousands of pesos)

	2002	2001
Changes in funds		
Cash and due from banks at beginning of year, restated	128,349	199,837
Decrease in funds	(6,397)	(71,488)
Cash and due from banks at end of year	121,952	128,349
Reasons for changes in funds		
Plus:		
Financial income collected	756,874	887,224
Income from services collected	136,620	187,977
Less:		
Financial expenses paid	1,053,666	501,532
Expenses for services paid	65,542	85,979
Administrative expenses paid	169,804	301,409
Funds provided by ordinary transaction	(395,518)	186,281
Other sources of funds	4,743,020	1,047,037
Net increase in other liabilities for financial transactions	1,816,697	-
Net decrease in government and corporate securities	-	174,348
Net decrease in loans	2,555,631	655,385
Net decrease in other assets	78,345	83,428
Capital contribution from third parties - Minority interest	-	9,174
Other sources of funds	292,347	124,702
Total sources of funds	**4,347,502**	**1,233,318**
Other uses of funds	4,254,617	1,304,806
Net increase in government and corporate securities	1,171,075	-
Increase in other receivables for financial transactions	560,826	336,102
Net decrease in deposits	224,422	523,907
Net decrease in other liabilities for financial transactions	-	338,134
Net decrease in other liabilities	44,381	60,763
Other uses of funds	2,253,913	45,900
Total uses of funds	**4,254,617**	**1,304,806**
Monetary result of cash and due from banks	**99,282**	-
Decrease in funds	(6,397)	(71,488)

Notes are an integral part of these consolidated financial statements

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 19, 2003
PRICE WATERHOUSE & CO.

(Partner)

Miguel Kiguel
President
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Banco Hipotecario Sociedad Anónima

Consolidated Memorandum Accounts

For the fiscal year ended December 31, 2002
In comparative format with the prior year
(In thousands of pesos)

		2002	2001
DEBIT		7,152,584	18,246,190
Contingent		3,629,699	7,801,467
	Loans granted	97,567	40,973
	Guarantees received	2,374,036	6,799,814
	Other not included in the debtor classification regulations	251,924	232,651
	Contingencies-re. contra items	906,172	728,029
Control		3,522,885	10,165,338
	Loans classified as non-recoverable	533,413	1,145,338
	Other	2,989,472	9,019,804
	Control re. contra items	-	196
Derivatives		-	279,385
	Other	-	84,065
	Derivatives-re. contra items	-	195,320
CREDIT		7,152,584	18,246,190
Contingent		3,629,699	7,801,467
	Loans granted (unused balances) included in the debtor classification regulations (Schedule B)	4,319	43,345
	Guarantees provided to the BCRA	862,960	571,784
	Other guarantees provided not included in the debtor classification regulations	41,055	112,900
	Contingencies-re. contra items	2,721,365	7,073,438
Control		3,522,885	10,165,338
	Amounts to be credited	142	-
	Other	-	196
	Control-re. contra items	3,522,743	10,165,142
Derivatives		-	279,385
	"Notional" value of call options written	-	195,320
	Derivatives re. contra items	-	84,065

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 19, 2003
PRICE WATERHOUSE & CO.

(Partner)

Miguel Kiguel
President
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Banco Hipotecario Sociedad Anónima

Consolidated Classification of loans according to their condition and guarantees received

For the fiscal period ended December 31, 2002
In comparative format with the same period of the prior year
(In thousands of pesos)

SCHEDULE B

COMMERCIAL PORTFOLIO	2002	2001
Normal situation	1,307,814	562,684
With "B" preferred collateral and counter-guarantees	841,029	520,793
Without any preferred collateral or counter-guarantees	466,785	41,891
Potential risk	561	23,722
With "B" preferred collateral and counter-guarantees	561	23,722
Without any preferred collateral or counter-guarantees	-	-
With problems	-	14,780
With "B" preferred collateral and counter-guarantees	-	9,872
Without any preferred collateral or counter-guarantees	-	4,908
High risk of insolvency	9,510	64,066
With "B" preferred collateral and counter-guarantees	2,206	44,303
Without any preferred collateral or counter-guarantees	7,304	19,763
Uncollectible	97,201	247,323
With "B" preferred collateral and counter-guarantees	16,723	135,349
Without any preferred collateral or counter-guarantees	80,478	111,974
Uncollectible for technical reasons	-	9,202
With "B" preferred collateral and counter-guarantees	-	5,567
Without any preferred collateral or counter-guarantees	-	3,635
TOTAL COMMERCIAL PORTFOLIO	**1,415,086**	**921,777**

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 19, 2003
PRICE WATERHOUSE & CO.

(Partner)

Miguel Kiguel
President
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Banco Hipotecario Sociedad Anónima

Consolidated Classification of loans according to their condition and guarantees received

For the fiscal period ended December 31, 2002

In comparative format with the same period of the prior year

(In thousands of pesos)

SCHEDULE B
(Continued)

CONSUMER AND HOUSING PORTFOLIO	2002	2001
Normal performance	1,636,994	5,304,316
With "B" preferred collateral and counter-guarantees	1,570,831	4,794,248
Without any preferred collateral or counter-guarantees	66,163	510,068
Inadequate performance	238,080	530,146
With "B" preferred collateral and counter-guarantees	228,213	501,761
Without any preferred collateral or counter-guarantees	9,867	28,385
Deficient performance	160,993	277,059
With "B" preferred collateral and counter-guarantees	154,229	262,184
Without any preferred collateral or counter-guarantees	6,764	14,875
Difficult collection	203,075	321,932
With "B" preferred collateral and counter-guarantees	191,725	300,567
Without any preferred collateral or counter-guarantees	11,350	21,365
Uncollectible	252,194	192,969
With "B" preferred collateral and counter-guarantees	185,078	129,562
Without any preferred collateral or counter-guarantees	67,116	63,407
Uncollectible for technical reasons	26,121	76,310
With "B" preferred collateral and counter-guarantees	22,880	71,886
Without any preferred collateral or counter-guarantees	3,241	4,424
TOTAL CONSUMER AND HOUSING PORTFOLIO	2,517,457	6,702,732
GENERAL TOTAL	3,932,543	7,624,509

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 19, 2003
PRICE WATERHOUSE & CO.

(Partner)

Miguel Kiguel
President
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 195 F° 143

Banco Hipotecario Sociedad Anónima

Notes to the Consolidated Financial Statements

Corresponding to the fiscal year ended December 31, 2002
In comparative format with the same period of the previous year
(Expressed in thousands of Argentine pesos, except as otherwise indicated)

1. CONSOLIDATION BASIS

These financial statements reflect the consolidated operations carried out by Banco Hipotecario Sociedad Anónima and BACS Banco de Crédito y Securitización Sociedad Anónima during the fiscal years ended December 31, 2002 and 2001 and BHN Sociedad de Inversión Sociedad Anónima during the fiscal periods ended September 30, 2002 and December 31, 2001.

Although Banco Hipotecario Sociedad Anónima holds the controlling interests in BHN Inmobiliaria Sociedad Anónima and since October 3, 2000 in VR-Tasaciones y Certificaciones Sociedad Anónima, these companies' financial statements have not been consolidated with those of the Bank because the Management considers that the business activities in which the former is engaged are not homogeneous or supplementary to those carried out by Banco Hipotecario Sociedad Anónima, and the business activities carried out by the latter are not very significant.

The equity interests held by the Bank in the consolidated and non-consolidated companies at December 31, 2002 are as follows:

- BACS Banco de Crédito y Securitización Sociedad Anónima: 43,750,000 ordinary book-entry shares with a value of $1 each and entitled to one vote per share, which represent 70% of the capital stock.
- BHN Inmobiliaria Sociedad Anónima: 1,899,880 ordinary book-entry shares with a value of $1 each and entitled to one vote per share, which represent 99.99% of the capital stock.

- BHN Sociedad de Inversión Sociedad Anónima: 17,999,920 ordinary book-entry shares with a value of $1 each and entitled to one vote per share, which represent 99.99% of the capital stock.

- VR-Tasaciones y Certificaciones Sociedad Anónima: 100,000 ordinary shares with a value of $1 each and entitled to one vote per share, which represent 100% of the capital stock.

The procedure followed by the Bank to include the controlled investees BHN Sociedad de Inversión Sociedad Anónima –consolidated– and BACS Banco de Crédito y Securitización Sociedad Anónima's accounts was as follows:

1.1. The Bank's Financial Statements have been prepared in line with the valuation and disclosure standards laid down by the Argentine Central Bank and include the balances reported in its Balance Sheet, Statement of Income, Memorandum Accounts, Statement of Source and Application of Funds and Exhibit B, which have been consolidated on a line-by-line basis.

1.2. Items arising from intercompany transactions within the consolidated entities have been eliminated from the Balance Sheet, Statement of Income, Memorandum Accounts, Statement of Source and Application of Funds and Exhibit B.

1.3. The portion of the Shareholders' Equity of the minority interest has been disclosed in the Consolidated Balance Sheet, in the line captioned "Minority Interest".

1.4. The portion of the net income/(loss) of the minority interest has been disclosed in the Consolidated Statement of Income, in the line captioned "Minority Interest".

2. BASIS FOR THE PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements of Banco Hipotecario Sociedad Anónima have been prepared in line with the provisions of Argentine Central Bank Communication "A" 2813 and supplementary rules, as amended, regarding financial reporting requirements for the publication of quarterly and annual financial statements and observing the guidelines of Technical Resolution No. 8 of the Argentine Federation of Professional Councils of Economic Sciences (F.A.C.P.C.E.).

The financial statements of BHN Sociedad de Inversión Sociedad Anónima and BACS Banco de Crédito y Securitización Sociedad Anónima have been prepared following similar criteria to those applied by Banco Hipotecario Sociedad Anónima.

As from January 1, 2002, as a result of the application of Communiqué "A" 3702 which established the repeal of any legal and regulatory rule that did not allow the restatement of the accounting balances at period-end currency values, the Bank has resumed the application of the adjustment for inflation following the restatement method established by Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

The financial statements are presented in comparative format with those of the prior fiscal year. To this end, the financial statements for the fiscal year ended December 31, 2001 have been restated to the currency value as of December 31, 2002, using the domestic wholesale price index published by the National Statistics and Census Institute (INDEC).

The principal disclosure and valuation criteria followed for preparing these financial statements is described below:

(Expressed in thousands of Argentine pesos, except as otherwise indicated)

2.1. Foreign currency assets and liabilities:

Foreign currency assets and liabilities have been valued at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank, in force at the close of operations carried out on the last business day of the fiscal year ended December 31, 2002. As of December 31, 2001, foreign currency assets and liabilities had been valued applying the rate of exchange of $1.00 per US dollar, taking into account the effectiveness of Law 23928.

As established by Argentine Central Bank Communication "A" 3439, the Argentine Federation of Professional Councils in Economic Sciences and General Resolution 392 of the National Securities Commission, as of December 31, 2001, assets and liabilities denominated in foreign currency were valued applying the rate of exchange of $1 per US dollar or its equivalent in any other foreign currency. The effects of the devaluation of the Argentine currency have been recognized in these financial statements, including the accounting recognition of the compensation to be granted to financial institutions, as established by Decree 905 of the National Executive Branch.

2.2. Interest accruals and adjustments of principal amounts (CER and CVS):

Interest accruals were determined using the exponential method for all lending transactions in local and foreign currency whose total term was more than 92 days, and interest accruals for loans due more than ninety days were discontinued.

Adjustments of principal amounts from application of the CER were accrued as established by Argentine Central Bank regulations, and interest accruals for loans due more than ninety days were discontinued.

2.3. Government and corporate securities:

Listed - In Argentina and abroad:

The securities classified as "Holdings of trading securities" and "Investment in listed corporate securities" have been valued in accordance with their market quotation prevailing at period end, net of the estimated allowance, where applicable.

The BODEN 2012 Government securities in US$ classified as "Holdings in investment accounts" have been recognized at their technical value, in accordance with the where as clauses of Communication "A"3785. Such technical values increase on the basis of interest accrued under the issue terms and conditions at the end of each period. The new foreign currency balance is converted into pesos at the reference exchange rate published by the Argentine Central Bank.

BODEN National Government securities received in lieu of payment from borrowers of mortgage loans have been valued at their power to repay the financial assistance received from the Argentine Central Bank, that is, $1.40 per US dollar plus CER and accrued interest.

The National Government Securities originally issued in foreign currency subject to Argentine legislation have been converted into pesos at the exchange rate of $1.40 per US dollar, as provided for by Law 25561, Decree 214 and complementary rules and amendments.

Unlisted -Argentina

The securities classified under "Unlisted Government Securities" have been valued at cost plus accrued interest not yet collected.

(Expressed in thousands of Argentine pesos, except as otherwise indicated)

2.4. Loans:

The portfolio of performing loans and loans due ninety days or less has been valued in terms of the principal amounts actually lent, plus capitalized interest, net of principal amortization collected and debt balance refinancing, plus adjustments (from application of the CER, where applicable) and accrued interest receivable and less the estimated reserve for loan losses.

Secured loans have been valued according to their origin as i) received in exchange for Argentine government securities, in line with Decree 1387/01, have been valued at the ratio established by the Ministry of Economy (face value plus interest accrued until November 6, 2001, less coupons receivable until November 30, 2001), maintaining for such purpose the value at which those government securities had been recorded in investment accounts, ii) received in exchange for government securities accepted for repaying non-performing loans (Communiqué "A" 3348), have been valued at the higher of their face value less the related allowance for loan losses or their quotation value. The gain arising from the difference between the face value of the secured loans received and the value at which those exchanged securities had been recorded in investment accounts or the carrying value, as the case may be, accrues on a linear basis during the term of those loans. Secured Loans originally denominated in foreign currency subject to Argentine legislation have been converted into pesos at the exchange rate of $1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments, the CER having been applied to the amount of those loans as from February 3, 2002.

Other loans to the public sector, not included in the preceding paragraph, originally granted in foreign currency have been converted into pesos at the exchange rate of $1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to the amount of those loans and maximum rates have been established, depending on the borrower.

(Expressed in thousands of Argentine pesos, except as otherwise indicated)

Loans to the non-financial private sector originally granted in foreign currency have been converted into pesos at the exchange rate of $1.00 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER and CVS have been applied to the amount of those loans and maximum rates have been established, depending on the borrower.

2.5. Other receivables from financial transactions:

The individual mortgage loans pending securitization whose fiduciary ownership was transferred by the Bank and recorded in this caption have been valued and converted into pesos following the criterion described in point 2.2 and 2.4.

Repurchase agreements for government securities held in investment accounts and secured loans have been valued and converted into pesos using the criterion described in points 2.3. and 2.4. for securities classified as holdings in investment accounts and secured loans, respectively.

The amount recorded in the account captioned "Other not included in the debtor classification regulations – Compensation to be received from the National Government" includes the equivalent amount in pesos to the technical value of the bonds to be received until the Argentine Central Bank credits the remaining BODEN 2012 in US dollars not yet issued, to cover the negative difference in the net position between assets and liabilities denominated in foreign currency, arising from converting into pesos –at different rates of exchange- the loans granted and obligations in foreign currency.

2.6. Investments in other companies:

This caption mainly includes the equity investments held by the Bank in:

- Controlled invests engaged in non-homogeneous activities: BHN Inmobiliaria Sociedad Anónima. These equity investments have been recorded at their equity value.

- Other equity investments: Mercado Abierto Electrónico Sociedad Anónima, ACH Sociedad Anónima, VR-Tasaciones y Certificaciones Sociedad Anónima, Mortgage.com Inc., VR-Particulares Sociedad Anónima and Mortgage System International, LLC. These equity investments have been recorded at the lower of cost or estimated recoverable value.

2.7. Bank premises and equipment and miscellaneous assets:

These assets are recorded at cost restated in constant monetary units as of December 31, 2002, net of accumulated depreciation calculated following the straight-line method, based on the estimated useful life of the assets. The cost of assets added before December 31, 1994 is restated in constant currency as of that date, while subsequent activity is valued in the constant currency purchasing power values of the fiscal year to which they correspond.

The Bank has recorded in Miscellaneous Assets - Properties acquired through foreclosures, housing units it acquired in settlement of mortgage loans granted within the framework of the mortgage securitization - line of credit operations for financing construction projects with fiduciary ownership transferred. After six months from the acquisition date of those properties have elapsed, they are reclassified under "Miscellaneous Assets - Other Miscellaneous Assets".

(Expressed in thousands of Argentine pesos, except as otherwise indicated)

The net book values of the assets taken as a whole, except for the assets intended for sale, which do not exceed their estimated recoverable value, do not exceed their value to the business.

2.8. Housing, life and unemployment insurance premiums in lending transactions:

The Bank's policy is to recognize the premium income when the corresponding loan installment accrues, and allocate the expenditures for claims to the net income/(loss) for the year in which they occur.

The Bank has set up a technical reserve of Ps. 11,925 thousand, which is included in the column headed Profit Reserves - Other, in the Shareholders' Equity and a reserve for pending claims of Ps. 10,108 thousand and Ps. 22,360 thousand at December 31, 2002 and 2001, respectively, calculated in line with the National Insurance Superintendency regulations in force, and which is shown in the Provisions caption, under Liabilities.

2.9. Intangible assets

These assets represent organization and systems development expenses incurred by Banco Hipotecario S.A. and organization expenses due to the establishment and start-up and implementation of computer software of BHN Sociedad de Inversión Sociedad Anónima and BACS Banco de Crédito y Securitización Sociedad Anónima. These assets have been restated in constant monetary units as of December 31, 2002, and are being amortized monthly according to the straight-line method, based on their estimated useful life.

2.10. Deposits

Deposits have been valued at their placement value, plus adjustments (from application of the CER) and accrued interest where applicable. The fixed return for each transaction is accrued on an exponential basis, while the variable return is accrued at the pro rata rate of return agreed upon based on the improvement in the price of the financial asset or financial asset indicator, between the time the transaction is arranged and the end of the month.

Deposits originally made in foreign currency have been converted into pesos at the exchange rate of $1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to those deposits.

2.11. Other liabilities from financial brokerage

Futures and options transactions originally agreed in foreign currency, whether they have been settled and/or with settlement agreements in writing by the parties prior to the effectiveness of Decree 992 have been valued at the various rates of exchange agreed by the parties at the time of settlement of each transaction. The other transactions not renegotiated at the effective date of that decree have been converted into pesos at the rate of exchange of $1.40 per US dollar.

2.12. Dismissal Indemnities

The Bank does not set up any provisions to cover the risk of dismissal indemnities involving the staff, as the disbursements in this respect are charged to the results for the year in which they occur.

(Expressed in thousands of Argentine pesos, except as otherwise indicated)

2.13. Income Tax

Pursuant to Article 28 of Law 24,855, Banco Hipotecario Sociedad Anónima is subject to income tax, except for all the housing loan transactions carried out prior to October 23, 1997, date of registration of its by-laws with the Superintendency of Corporations.

The Bank charges income and sets up a provision for the income tax determined based on the transactions subject to this tax in the fiscal year in which those transactions are carried out.

2.14. Shareholders' Equity

a. Capital stock, reserves and capital adjustment:

The Shareholders' Equity account activity and balances prior to December 31, 1994 have been restated in the currency values prevailing at that date, following the method mentioned in the first paragraph of this Note. The transactions carried out subsequent to that date have been recorded in currency values of the fiscal year to which they correspond. The balances of the Shareholders' Equity accounts as of December 31, 2002 have been restated in the currency value at year end. The adjustment derived from the restatement of the balance of "Capital Stock" was allocated to "Equity Adjustments".

b. Results:

Income and expenses for the year have been restated regardless of whether they have been collected or paid. Monetary results of exposure to inflation were determined as follows:

a. "Monetary result of financial brokerage" includes the result of exposure to inflation generated by assets and liabilities related to the carrying out of the usual brokerage activity between the supply and demand of financial resources.

b. "Monetary result of operating expenses" includes the result of exposure to inflation generated by monetary assets and liabilities in pesos, related to administrative expenses.
c. "Monetary result of other operations" includes the result of exposure to inflation generated by assets and liabilities not related to the financial brokerage activity.

In these financial statements, the positive difference between the Shareholders' Equity as of December 31, 2001 and that resulting from adjusting the net foreign currency position converted into pesos at the exchange rate of $1.40 per US dollar was allocated to the "Unrealized valuation difference" account.

The Board of Directors of the Bank exercised the option granted by Argentine Central Bank Communication "A" 3800, which consisted in absorbing in advance the losses generated in the current fiscal year, up to the limit of the balance recorded in the Unrealized Valuation Difference account.

The preparation of the financial statements requires that the Bank's Board of Directors perform estimates affecting assets and liabilities, the net income/(loss) for the year and the determination of contingent assets and liabilities at the date thereof. Since these estimates involve value judgements regarding the probability of occurrence of future events, the actual net income/(loss) may differ from the estimated amount and thus generate losses or profits affecting subsequent periods. All legal and regulatory rules in force at the date of presentation of these financial statements have been considered.

(Expressed in thousands of Argentine pesos, except as otherwise indicated)

The financial statement figures for the previous year, presented for comparative purposes, have been restated according to the method mentioned in this Note, in the currency value as of December 31, 2002 and include certain reclassifications and adjustments that contemplate specific valuation and disclosure criteria so as to present them on a consistent basis with those of the current year.

3. DIFFERENCES BETWEEN ARGENTINE CENTRAL BANK NORMS AND PROFESSIONAL ACCOUNTING STANDARDS

As of December 31, 2002, the right to collect the amount of the remaining compensating bonds not yet issued and coverage bonds has been recorded in Other Receivables from Financial Transactions – Compensation to be received from the National Government – In foreign currency; the amount of the obligation to be assumed as a counterpart for the Coverage Bond, in Other Liabilities resulting from Financial Brokerage – Argentine Central Bank – Other and the portion of BODEN 2012 in US dollars credited by the Argentine Central Bank, in Government and Corporate Securities. The compensation of Ps. 356,596 thousand, received for the positive difference between the shareholders' equity as of December 31, 2001 and that resulting from adjusting the net foreign currency position at that date, converted into pesos at the rate of exchange of $1.40 per US dollar, was reflected in the Unrealized valuation difference account, in the shareholders' equity, as provided for by Communication "A" 3703 of the Argentine Central Bank, stated in the currency value in force at year end. Subsequently, according to the option granted by Communication "A" 3800 of the Argentine Central Bank, the Board of Directors of the Bank approved the absorption in advance of the losses for the current fiscal year up to the limit of the balance recorded in the Unrealized Valuation Difference account, ad referendum of the decision to be made at the Meeting of Shareholders. This absorption has been disclosed below the net result for the year, in the Income Statement and the closing balances, in the Statement of Changes in Shareholders' Equity. This criterion differs from professional accounting standards regarding the disclosure of that item in the Income Statement, no impact having been generated on the valuation of the results for the year.

(Expressed in thousands of Argentine pesos, except as otherwise indicated)

At December 31, 2002, Banco Hipotecario S.A. and BACS Banco de Crédito y Securitizaciones S.A. have classified Ps. 1,218,852 thousand corresponding to its holding of BODEN 2012, received in compensation, under the "Holdings of investment account securities" line. As disclosed in Note 2.3., such holding has been recorded at its technical value increased on the basis of interest accrued under the issue terms and conditions, and that foreign currency balance is converted into pesos at the reference exchange rate published by the Argentine Central Bank on the last business day of the year. Under Argentine Generally Accepted Accounting Principles, "listed government securities" should be stated at their quotation values, net of estimated selling expenses, with the resulting quotation gain or loss reflected in the income statement. Had Argentine Generally Accepted Accounting Principles been applied for the valuation of this portfolio, assets, accumulated results and the results for the fiscal year ended December 31, 2002 would have decreased by Ps. 689,705 thousand.

At December 31, 2002, the Bank has classified Ps. 7,900 thousand corresponding to its holding of BODEN 2012 received for the repayment of mortgage loans, in "Holdings in Investment Accounts". As mentioned in Note 2.3., these securities are carried at their power to repay the financial assistance received from the BCRA, that is, $1.40 per US dollar plus CER and accrued interest. Under Argentine Generally Accepted Accounting Principles, "listed government securities" should be stated at their quotation values, net of estimated selling expenses, with the resulting quotation gain or loss reflected in the income statement for each fiscal year. Therefore, had Argentine Generally Accepted Accounting Principles been applied for the valuation of this portfolio, assets, accumulated results and the results for the fiscal year ended December 31, 2002 would have decreased by Ps. 1,804 thousand.

Current regulations on the setting up of bad debt allowances issued by the BCRA establish that receivables from the Public Sector are not subject to bad debt allowances. Under generally accepted accounting principles, those allowances must be estimated on the basis of the non-recoverability risk attaching to assets.

4. RESTRICTED ASSETS

At December 31, 2002, BHN Sociedad de Inversión Sociedad Anónima and BACS Banco de Crédito y Securitización Sociedad Anónima did not have any restricted assets.

BACS is subject to the provisions of Decree 905/02 which provides that the Argentine Central Bank will grant financing to financial institutions for the subscription of bonds issued by the National State (BODEN due 2012 in US dollars), to be earmarked to cover the negative net foreign currency position, requiring for such purpose assets as collateral for that financing. At the date of these quarterly financial statements, the assets to be offered by the Bank to the Governing Entity had not been identified.

BACS carries certificates of participation in the BHN I Mortgage Fund and BACS Funding I Mortgage Trust as collateral for the financing line held with IFC.

(Free translation of the report issued for Argentine purposes in accordance with local generally accepted accounting principles)

Auditors' Report

Messrs.
Banco Hipotecario Sociedad Anónima
Reconquista 151
Autonomous City of Buenos Aires

1. We have examined the balance sheets of Banco Hipotecario Sociedad Anónima as at December 31, 2002 and 2001 and the related statements of income, changes in shareholders' equity and source and application of funds for the fiscal years then ended, together with the accompanying notes 1 to 36 and schedules A, B, C, D, E, F, G, H, I, J, K, L and N, which supplement them. Furthermore, we have examined the consolidated financial statements of Banco Hipotecario Sociedad Anónima and its main subsidiaries at December 31, 2002 and 2001, as well as schedule B and notes 1 to 4, which are presented as supplementary information. The preparation and issuance of these financial statements are the responsibility of the Bank.

2. Our examinations were conducted in accordance with prevailing auditing standards, as approved by the Professional Council of Economic Sciences of the City of Buenos Aires and included the auditing procedures established by the Argentine Central Bank in its CONAU-1 Communication regarding "Minimum standards for external auditing procedures" for the audit of annual financial statements. These standards require that the auditor plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatements and to form an opinion on the fairness of the significant information contained in the financial statements. An audit includes examining, on a selective test basis, evidence supporting the amounts and information disclosed in the financial statements. An audit also includes evaluating the accounting standards used in preparing them and the significant estimates made by the Bank, as well as evaluating the overall financial statement presentation. We consider that our audits provide a reasonable basis for the statement made in point 7.

3. As mentioned in Note 6.14. to the financial statements and as established by Argentine Central Bank Communication "A" 3800, the Bank has absorbed in advance the losses for the current year, up to the limit of the balances recorded in the "Unrealized valuation difference" account, in the shareholders' equity, ad referendum of the decision to be made in due course at the Meeting of Shareholders of the Bank.

4. Below are described the uncertainties affecting the Bank's financial statements:

   a) As mentioned in Note 2, the Bank has requested that the amount of US$(000)1,208,723, equivalent to $(000)4,064,936, in respect of the compensating and coverage bonds envisaged in Sections 28 and 29 of Decree No. 905/02 be credited to its account. This request is subject to the approval of the Argentine Central Bank. The final amount of those bonds has not been settled so far.

b) As of December 31, 2002 the Bank records government and corporate securities for $(000)137,982, a secured loan of $(000)510,778 under the terms of Decree No.1387/01, the right to collect the amount of $(000)4,137,888 for the compensating and coverage bonds, as established by Sections 28 and 29 of Decree No. 905/02, loans to the provincial and municipal public sectors for $(000)318,313. As a result of the Argentine economic crisis mentioned above, there is uncertainty as to whether the recoverable values of those assets will exceed their respective carrying values.

c) The economic context described in Note 1 affected the liquidity, deposit and profitability levels and solvency of the financial system in general and of the Bank in particular. As mentioned in Note 3, Banco Hipotecario S.A. has requested rediscounts and advances from the Argentine Central Bank to cover its temporary lack of liquidity, and submitted a rehabilitation and regularization plan to that Entity. To date, it is not possible to foresee the final resolution of the plan submitted to the Argentine Central Bank or the results of that plan and assistance provided to the Bank.

d) As mentioned in Note 4 to the financial statements, the Board of Directors of Banco Hipotecario S.A. has decided to restructure its debt for negotiable obligations issued abroad and loans received from foreign banks and entities, and to postpone the servicing of the principal amount of that debt until it is successfully restructured. Bearing in mind the start of the restructuring process, the current economic situation detailed in Note 1 and the effects this situation could have on Banco Hipotecario S.A., there is uncertainty regarding the outcome of that restructuring and its possible effects. Therefore, it is not possible to determine the monetary effect such restructuring process will have on the Bank.

e) As mentioned in Note 1, at the date these financial statements were prepared it was not possible to foresee the future development of the Argentine economy, or of the financial system in particular, or its effects on the economic and financial position of the Bank. The Bank has prepared the accompanying financial statements following accounting principles applicable to a going concern, disclosing its assets and liabilities in accordance with accounting standards in force in Argentina and those established by the Argentine Central Bank. Therefore, the Bank's financial statements must be considered in the light of these circumstances.

5. As of December 31, 2002 the Bank recorded a reserve of $(000)356,596 for the amount of the compensation received for the positive difference between the shareholders' equity reported as of December 31, 2001 and that arising from adjusting the net foreign currency position converted at the $1.40 =US$1 parity in the account captioned "Unrealized valuation difference" arising from the compensation of the net foreign currency position, in the Statement of changes in shareholders' equity. Under professional accounting standards, such amount should have been allocated to the results for the year. As mentioned in section 3. of this report, the Bank has absorbed in advance the losses for the current year, up to the limit of that amount. Furthermore, the criterion for valuing the secured loans obtained in exchange for government securities, the compensating and coverage bonds received and rights to receive the yield produced by those bonds, has been applied by the Bank in conformity with Argentine Central Bank regulations; nevertheless, that criterion is not in accordance with professional accounting standards in force in the

Autonomous City of Buenos Aires, under which such loans, bonds and rights to receive the yield produced by those bonds should have been recorded in the Bank's assets at their market value.

6. As mentioned in Note 6 "Basis for the presentation of financial statements", in preparing the financial statements, the Bank has followed the accounting criteria established by the Argentine Central Bank.

7. In view of the effect on the financial statements that could derive from the resolution of the situations described in section 4. and considering the departures from professional accounting standards mentioned in section 5., we are not in a position to issue any opinion and, therefore, we do not issue such an opinion on the financial statements and consolidated financial statements of Banco Hipotecario S.A. as of December 31, 2002 and 2001, taken as a whole.

8. As called for by the regulations in force, we report that:

   a) The Financial Statements referred to in paragraph 1. have been transcribed into the "Inventory and Balance Sheet Book" which is kept, in all formal respects in conformity with the rules in force and with the Argentine Central Bank regulations. These financial statements have been prepared in all material respects, in compliance with the norms of Law 19550 and those issued by the Argentine Central Bank and the National Securities Commission.

   b) At December 31, 2002, the liabilities accrued in respect of employee withholdings and employer contributions towards the Integrated Pension and Survivors' Benefit System, according to the accounting records and supporting schedules, amounted to $ 1,223,446.74, which were not yet due at that date.

Buenos Aires, February 19, 2003

PRICE WATERHOUSE & CO.

(Partner)

Professional Registration of the Firm
CPCE Cap. Fed. T° 1 F° 1
Gabriela I. Slavich
Public Accountant (UBA)
CPCE Autonomous City of Buenos Aires
To. 195 – Fo. 143

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL

Correspondiente al ejercicio económico finalizado el 31/12/2002
Comparativo con el ejercicio anterior
En miles de pesos

ACTIVO	2002	2001
A Disponibilidades	**105.195**	**123.073**
Efectivo	43.386	10.690
Bancos y corresponsales	61.809	112.383
B Títulos Públicos y Privados (Anexo A y Nota 6.3.)	**1.332.584**	**103.973**
Tenencias en cuentas de inversión (Notas 2 y 7)	1.185.706	-
Tenencias para operaciones de compra-venta o intermediación	821	72
Títulos públicos sin cotización	127.392	96.787
Inversiones en títulos privados con cotización (Nota 33)	18.665	7.114
C Préstamos (Anexos B, C y D y Notas 6.2., 6.4. y 8)	**2.918.005**	**5.776.034**
Al sector público no financiero	829.091	441.664
Al sector financiero	3.123	8.702
Al sector privado no financiero y residentes en el exterior	2.666.625	6.069.936
Adelantos	99.008	-
Hipotecarios	2.232.031	5.994.709
Cobros no aplicados	(13.098)	(44.177)
Otros	306.883	5.062
Intereses y diferencias de cotización devengados a cobrar	41.801	114.342
Previsiones (Anexo J y Notas 9 y 10)	(580.834)	(744.268)
D Otros créditos por intermediación financiera (Anexos B, C y D y Notas 6.2., 6.5. y 6.11.)	**3.509.439**	**2.942.983**
Banco Central de la República Argentina	1.999	2.920
Montos a cobrar por ventas contado a liquidar y a término	55.502	303.849
Especies a recibir por compras contado a liquidar y a término	52.508	1.351.420
Otros no comprendidos en las normas de clasificación de deudores (Nota 13)	3.007.040	292.600
Otros comprendidos en las normas de clasificación de deudores (Notas 13 y 14)	404.039	1.008.898
Intereses deveng. a cobrar comprendidos en las normas de clasif. de deudores (Nota 14)	16.350	44.393
Previsiones (Anexo J)	(27.999)	(61.097)

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 19/02/2003
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL

Correspondiente al ejercicio económico finalizado el 31/12/2002
Comparativo con el ejercicio anterior
En miles de pesos

		2002	2001
F	**Participaciones en otras sociedades (Anexo E y Notas 6.6. y 26)**	**115.009**	**162.348**
	En entidades financieras	79.545	110.388
	Otras	35.464	51.960
G	**Créditos diversos**	**31.767**	**99.185**
	Otros (Nota 15)	61.273	149.779
	Otros intereses devengados a cobrar	1.698	3.705
	Previsiones (Anexo J)	(31.204)	(54.299)
H	**Bienes de uso (Anexo F y Nota 6.7.)**	**98.974**	**105.631**
I	**Bienes diversos (Anexo F y Nota 6.7.)**	**35.305**	**36.576**
J	**Bienes intangibles (Anexo G y Nota 6.9.)**	**6.081**	**21.310**
	Gastos de organización y desarrollo	6.081	21.310
K	**Partidas pendientes de imputación**	**17.995**	**2.254**
	TOTAL DE ACTIVO	**8.170.354**	**9.373.367**

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

Firmado a los efectos de su identificación con nuestro informe de fecha 19/02/2003
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL

Correspondiente al ejercicio económico finalizado el 31/12/2002
Comparativo con el ejercicio anterior
En miles de pesos

		2002	2001
	PASIVO		
L	**Depósitos (Anexos H e I y Notas 6.10. y 25)**	**132.085**	**386.583**
	Sector Público no Financiero	14.390	24.813
	Sector Financiero	6.148	4.851
	Sector Privado no Financiero y Residentes en el exterior	111.547	356.919
	Cuentas corrientes	7.415	43.919
	Cajas de Ahorro	21.020	57.086
	Plazo Fijo	113	229.467
	Otros	71.823	4.222
	Intereses y diferencias de cotización devengados a pagar	11.176	22.225
M	**Otras obligaciones por intermediación financiera (Anexo I y Nota 6.11.)**	**6.450.830**	**4.309.403**
	Banco Central de la República Argentina	1.999.269	204.227
	Redescuento para atender situaciones de iliquidez	46.011	141.976
	Otros	1.953.258	62.251
	Bancos y Organismos internacionales	462.770	54.553
	Obligaciones negociables no subordinadas (Notas 16 y 17)	2.998.986	2.144.269
	Montos a pagar por compras contado a liquidar y a término	104.156	951.616
	Especies a entregar por ventas contado a liquidar y a término	-	289.805
	Financiaciones recibidas de entidades financieras locales	225.029	229.092
	Otras (Notas 16 y 19)	341.476	367.487
	Intereses y diferencias de cotización devengados a pagar	319.144	68.354
N	**Obligaciones Diversas**	**40.073**	**99.824**
	Honorarios	2.209	6.526
	Otras (Nota 20)	37.864	93.298
O	**Previsiones (Anexo J y Nota 6.8.)**	**123.061**	**112.917**
Q	**Partidas pendientes de imputación**	**9.173**	**8.368**
	TOTAL DE PASIVO	**6.755.222**	**4.917.095**
	PATRIMONIO NETO (según estado respectivo) (Nota 6.14.)	**1.415.132**	**4.456.272**
	TOTAL DE PASIVO MAS PATRIMONIO NETO	**8.170.354**	**9.373.367**

Las notas y anexos son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 19/02/2003
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

BANCO HIPOTECARIO

ESTADO DE RESULTADOS

Correspondiente al ejercicio económico finalizado el 31/12/2002
Comparativo con el ejercicio anterior
En miles de pesos

		2002	2001
A	**Ingresos Financieros**	**849.646**	**925.646**
	Intereses por disponibilidades	940	6.917
	Intereses por préstamos al sector financiero	3.445	39.138
	Intereses por adelantos	2.852	-
	Intereses por préstamos hipotecarios	263.525	640.800
	Intereses por otros préstamos	8.420	27.505
	Intereses por otros créditos por intermediación financiera	51.187	102.484
	Resultado neto de títulos públicos y privados	-	50.369
	Resultado neto por opciones	544	382
	Resultado por préstamos garantizados - Decreto 1387/01	34.900	7.511
	Ajuste por cláusula CER	319.920	-
	Otros	163.913	50.540
B	**Egresos Financieros**	**1.312.637**	**511.179**
	Intereses por depósitos en cuentas corrientes	212	6.308
	Intereses por depósitos en cajas de ahorro	474	2.128
	Intereses por depósitos a plazo fijo	5.701	85.650
	Intereses por financiaciones del sector financiero	72.796	7.107
	Intereses por otras obligaciones por intermediación financiera	424.151	339.637
	Otros intereses	129.241	5.069
	Resultado neto de títulos públicos y privados	88.023	-
	Ajuste por cláusula CER	553.544	-
	Otros	38.495	65.280
	MARGEN BRUTO DE INTERMEDIACION	**(462.991)**	**414.467**
C	**Cargo por incobrabilidad**	**425.638**	**146.482**
D	**Ingresos por servicios**	**94.275**	**199.043**
	Vinculados con operaciones pasivas	3.549	8.131
	Otros (Notas 12 y 21)	90.726	190.912
E	**Egresos por servicios**	**65.076**	**86.077**
	Comisiones	47.622	45.527
	Otros (Notas 12 y 22)	17.454	40.550
F	**Resultado monetario por intermediación financiera**	**(2.306.285)**	**-**

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 19/02/2003
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión
Fiscalizadora

BANCO
HIPOTECARIO

ESTADO DE RESULTADOS

Correspondiente al ejercicio económico finalizado el 31/12/2002
Comparativo con el ejercicio anterior
En miles de pesos

		2002	2001
G	**Gastos de Administración**	**134.266**	**275.906**
	Gastos en personal	79.939	153.790
	Honorarios a directores y síndicos	2.557	3.622
	Otros honorarios	7.842	24.199
	Propaganda y publicidad	528	15.382
	Impuestos	10.411	24.003
	Otros gastos operativos	30.235	49.885
	Otros	2.754	5.025
H	**Resultado monetario por egresos operativos**	**12.889**	**-**
	RESULTADO NETO POR INTERMEDIACION FINANCIERA	**(3.287.092)**	**105.045**
I	**Utilidades diversas**	**56.345**	**123.524**
	Intereses punitorios	11.339	13.420
	Créditos recuperados y previsiones desafectadas	38.150	90.415
	Ajuste cláusula CER	900	-
	Otros (Nota 23)	5.956	19.689
J	**Pérdidas diversas**	**222.548**	**43.934**
	Resultado por participaciones permanentes	80.837	2.025
	Intereses punitorios y cargos a favor del BCRA	12	122
	Cargo por incob. de créditos diversos y otras previsiones	81.781	24.062
	Otros (Nota 24)	59.918	17.725
K	**Resultado monetario por otras operaciones**	**55.559**	**-**
	RESULTADO NETO ANTES DEL IMPUESTO A LAS GANANCIAS	**(3.397.736)**	**184.635**
	RESULTADO NETO DEL EJERCICIO - (PERDIDA) - GANANCIA ANTES DE LA ABSORCION	**(3.397.736)**	**184.635**
	Absorción "Ad-referendum" de la Asamblea - con Diferencia de Valuación no Realizada (Notas 6.14. y 7)	**356.596**	**-**
	RESULTADO NETO DEL EJERCICIO- (PERDIDA) - GANANCIA DESPUES DE LA ABSORCION	**(3.041.140)**	**184.635**

Las notas y anexos son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 19/02/2003
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ESTADO DE ORIGEN Y APLICACION DE FONDOS

Correspondiente al ejercicio económico finalizado el 31/12/2002
Comparativo con el ejercicio anterior
En miles de pesos

	2002	2001
Variación de fondos		
Disponibilidades al inicio del ejercicio reexpresadas	123.073	199.784
Aumento (disminución) de los fondos	(17.878)	(76.711)
Disponibilidades al cierre del ejercicio	105.195	123.073
Causas de variación de los fondos en moneda homogénea		
Más:		
Ingresos financieros cobrados	755.992	875.681
Ingresos por servicios cobrados	125.550	178.524
Menos:		
Egresos financieros pagados	1.072.797	515.026
Egresos por servicios pagados	65.076	86.077
Gastos de administración pagados	152.868	279.195
Fondos originados en las operaciones ordinarias	(409.199)	173.907
Otras causas de origen de fondos	4.653.415	1.026.623
Aumento neto de otras obligacionespor intermediación financiera	1.786.496	-
Disminución neta de titulos Publicos y privados	-	208.253
Disminución neta de préstamos	2.554.075	607.750
Disminución neta de otros activos	122.174	87.096
Otros orígenes de fondos	190.670	123.524
Total de orígenes de fondos	**4.244.216**	**1.200.530**
Otras causas de aplicación de fondos	4.165.425	1.277.241
Aumento neto de títulos públicos y privados	1.228.611	-
Aumento neto de otros créditos por intermediación financiera	521.608	154.185
Aumento neto de otros Activos	-	
Disminución neta de depósitos	243.562	536.120
Disminución neta de otras obligaciones por intermediación financiera	-	487.313
Disminución neta de otros pasivos	30.476	55.689
Otras aplicaciones de fondos	2.141.168	43.934
Total de aplicaciones de fondos	**4.165.425**	**1.277.241**
Resultado Monetario generado por disponibilidades	96.669	-
Aumento (disminución) de los fondos	(17.878)	(76.711)

Las notas y anexos son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 19/02/2003
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ESTADO DE EVOLUCION DEL PATRIMONIO NETO

Correspondiente al ejercicio económico finalizado el 31/12/2002
Comparativo con el ejercicio anterior
En miles de pesos

Movimientos	Capital Social	Aportes no Capitalizados		Ajustes al Patrimonio	Reserva de Utilidades		Diferencia de valuación no realizada	Resultados no asignados	Total del ejercicio 31/12/2002	Total del ejercicio 31/12/2001
		Primas de emisión de acciones	Aportes Irrevocables p/futuros aumentos de capital		Legal	Otras				
1. Saldos al comienzo del ejercicio reexpresados	1.500.000	-	1	1.773.355	1.624.288	168.360	-	(609.732)	4.456.272	4.271.63
2. Subtotal	1.500.000	-	1	1.773.355	1.624.288	168.360	-	(609.732)	4.456.272	4.271.63
3. Absorción de Resultados no asignados por Acta de Asamblea del 18/07/02.					(609.732)			609.732		
4. Otros movimientos							356.596		356.596	
5. Resultado neto del ejercicio								(3.397.736)	(3.397.736)	184.63
6. Saldos al cierre del ejercicio antes de la absorción	1.500.000	-	1	1.773.355	1.014.556	168.360	356.596	(3.397.736)	1.415.132	4.456.27
7. Absorción ad - referendum de la Asamblea							(356.596)	356.596	-	
8. Saldos al cierre del ejercicio después de la absorción	**1.500.000**	-	**1**	**1.773.355**	**1.014.556**	**168.360**	-	**(3.041.140)**	**1.415.132**	**4.456.27**

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

Firmado a los efectos de su identificación con nuestro informe de fecha 19/02/2003
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

BANCO HIPOTECARIO

CUENTAS DE ORDEN

Correspondiente al ejercicio económico finalizado el 31/12/2002
Comparativo con el ejercicio anterior
En miles de pesos

	2002	2001
DEUDORAS	**7.066.470**	**18.132.815**
Contingentes	**3.491.077**	**7.647.594**
Garantías recibidas	2.374.036	6.799.814
Otras no comp. en las normas de clasif. de deudores	251.924	232.651
Cuentas contingentes deudoras por contra	865.117	615.129
De control	**3.522.885**	**10.165.338**
Créditos clasificados irrecuperables	533.413	1.145.338
Otras	2.989.472	9.019.804
Cuentas de control deudoras por contra	-	196
De derivados	**52.508**	**319.883**
Otras	52.508	124.563
Cuentas de derivados deudoras por contra	-	195.320
ACREEDORAS	**7.066.470**	**18.132.815**
Contingentes	**3.491.077**	**7.647.594**
Créditos acordados (saldos no utilizados) comp. en las normas de clasif. de deudores (Anexos B, C y D)	4.319	43.345
Garantías otorgadas al BCRA	862.960	-
Otras garantías no comp. en las normas de clasif. de deudores	-	571.784
Cuentas contingentes acreedoras por contra	2.623.798	7.032.465
De control	**3.522.885**	**10.165.338**
Valores por acreditar	142	-
Otras	-	196
Cuentas de control acreedoras por contra	3.522.743	10.165.142
De Derivados	**52.508**	**319.883**
Valor "nocional" de opciones por compra lanzadas	-	195.320
Cuentas de derivados acreedoras por contra	52.508	124.563

Las notas y anexos son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 19/02/2003
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ANEXO (A)

DETALLE DE TITULOS PUBLICOS Y PRIVADOS
Correspondiente al ejercicio económico finalizado el 31/12/2002
Comparativo con el ejercicio anterior
En miles de pesos

Denominación	Identificación	Tenencia			Posición sin opciones	Opciones	Posición final
		Valor de mercado	Saldo según libros 31/12/2002	Saldo según libros 31/12/2001			
TITULOS PUBLICOS CON COTIZACION							
- Tenencias en cuentas de inversión							
Del País		1.185.706	1.185.706	-	1.185.706	-	1.185.706
En moneda extranjera		1.185.706	1.185.706	-	1.185.706	-	1.185.706
Boden 2012 - Bono Compensación		1.177.806	1.177.806		1.177.806		1.177.806
Boden 2012 - Cancelación prestamos		7.900	7.900		7.900		7.900
Subtotal en cuentas de inversión		1.185.706	1.185.706	-	1.185.706	-	1.185.706
- Tenencias para operaciones de compra-venta o Intermediación							
Del País		821	821	72	821	-	821
En pesos		821	821	14	821	-	821
Bocon Previsional Dólar	PRE IV	75	75	-	75	-	75
Bocon Previsional Pesos	PRE III	5	5	7	5	-	5
Bocon Proveedores Pesos	PRO I	9	9	7	9	-	9
Bonos del Tesoro mediano plazo 12.125 % - 2005	BONTE 21/05/05	3	3	-	3	-	3
Bocon Proveedores Pesos	PRO V	729	729		729		729

Guillermo C. Martínez
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

Firmado a los efectos de su identificación con nuestro informe de fecha 19/02/2003
Price Waterhouse & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Stavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

DETALLE DE TITULOS PUBLICOS Y PRIVADOS

Correspondiente al ejercicio económico finalizado el 31/12/2002
Comparativo con el ejercicio anterior
En miles de pesos

Denominación	Identificación	Tenencia: Valor de mercado	Tenencia: Saldo según libros 31/12/2002	Tenencia: Saldo según libros 31/12/2001	Posición sin opciones	Opciones	Posición final
En moneda extranjera		-	-	58	-	-	-
Bocon Previsional Dólar	PRE IV	-	-	54	-	-	-
Bonos del Tesoro mediano plazo 12.125% -2005	BONTE 21/05/05			4			
Subtotal en compra-venta o intermediación		821	821	72	821	-	821
TOTAL DE TITULOS PUBLICOS CON COTIZACION		1.186.527	1.186.527	72	1.186.527	-	1.186.527
TITULOS PUBLICOS SIN COTIZACION							
Del País		-	127.392	96.787	127.392	-	127.392
En pesos		-	81.367	5.141	81.367	-	81.367
Bonos Nacionales y Provinciales		-	16.132	5.141	16.132		16.132
Bonos del Gobierno Nacional 9 %	ARARGE033233	-	48.668		48.668	-	48.668
Certificado de Crédito Fiscal		-	6.589	-	6.589	-	6.589
Letras del Banco Central Republica Argentiena	Lebac vto. 08/01/03	-	5.985	-	5.985	-	5.985
Letras del Banco Central Republica Argenticna	Lebac vto. 10/01/03	-	3.993	-	3.993	-	3.993
En moneda extranjera		-	46.025	91.646	46.025	-	46.025
Bonos del Gobierno Nacional 9 %	ARARGE033233		-	55.700	-		-
Letras Externas de la República Argentina		-	46.025	28.516	46.025	-	46.025
Certificado de Crédito Fiscal			-	7.430	-	-	-
TOTAL DE TITULOS PUBLICOS SIN COTIZACION		-	127.392	96.787	127.392	-	127.392
INVERSIONES EN TITULOS PRIVADOS CON COTIZACION							
- Otros representativos de capital							
Del País		18.665	18.665	7.114	18.665	-	18.665
En pesos		18.665	18.665	7.114	18.665	-	18.665
Banco Hipotecario "D" Escritural	ARBHIPO 10161	1.839	1.839	7.048	1.839	-	1.839
Banco Hipotecario - Opciones.	ARBHI 10100194	30	30	66	30	-	30
Acindar SA		1.636	1.636		1.636		1.636
Banco Frances		1.219	1.219		1.219		1.219
Grupo Financiero Galicia		1.435	1.435		1.435		1.435
Molino Rio de la Plata		983	983		983		983
Perez Companc SA		5.400	5.400		5.400		5.400
Siderar SAIC		1.757	1.757		1.757		1.757
Tenaris		2.679	2.679		2.679		2.679
Telecom		1.687	1.687		1.687		1.687
TOTAL DE INVERSIONES EN TITULOS PRIVADOS CON COTIZACION		18.665	18.665	7.114	18.665	-	18.665
TOTAL		1.205.192	1.332.584	103.973	1.332.584	-	1.332.584

Guillermo C. Martinez
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
SubGerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

Firmado a los efectos de su identificación con nuestro informe de fecha 19/02/2003
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U B A)
C P C E Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

BANCO HIPOTECARIO

ANEXO (B)

CLASIFICACION DE LAS FINANCIACIONES POR SITUACION Y GARANTIAS RECIBIDAS

Correspondiente al ejercicio económico finalizado el 31/12/2002
Comparativo con el ejercicio anterior
En miles de pesos

CARTERA COMERCIAL	2002	2001
En situación normal	**1.303.544**	**555.113**
Con garantías y contragarantías preferidas "B"	841.028	520.793
Sin garantías ni contragarantías preferidas	462.516	34.320
Con riesgo potencial	**561**	**23.722**
Con garantías y contragarantías preferidas "B"	561	23.722
Sin garantías ni contragarantías preferidas	-	-
Con problemas	**-**	**14.780**
Con garantías y contragarantías preferidas "B"	-	9.872
Sin garantías ni contragarantías preferidas	-	4.908
Con alto riesgo de insolvencia	**9.510**	**64.066**
Con garantías y contragarantías preferidas "B"	2.206	44.303
Sin garantías ni contragarantías preferidas	7.304	19.763
Irrecuperable	**97.201**	**247.323**
Con garantías y contragarantías preferidas "B"	16.723	135.349
Sin garantías ni contragarantías preferidas	80.478	111.974
Irrecuperable por disposición técnica	**-**	**9.202**
Con garantías y contragarantías preferidas "B"	-	5.567
Sin garantías ni contragarantías preferidas	-	3.635
TOTAL CARTERA COMERCIAL	**1.410.816**	**914.206**

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 19/02/2003
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ANEXO (B)

Continuación

CLASIFICACION DE LAS FINANCIACIONES POR SITUACION Y GARANTIAS RECIBIDAS

Correspondiente al ejercicio económico finalizado el 31/12/2002
Comparativo con el ejercicio anterior
En miles de pesos

CARTERA DE CONSUMO Y VIVIENDA	2002	2001
Cumplimiento normal	**1.632.268**	**5.304.316**
Con garantías y contragarantías preferidas "B"	1.566.105	4.794.248
Sin garantías ni contragarantías preferidas	66.163	510.068
Cumplimiento inadecuado	**238.080**	**530.146**
Con garantías y contragarantías preferidas "B"	228.213	501.761
Sin garantías ni contragarantías preferidas	9.867	28.385
Cumplimiento deficiente	**160.993**	**277.059**
Con garantías y contragarantías preferidas "B"	154.229	262.184
Sin garantías ni contragarantías preferidas	6.764	14.875
De difícil recuperación	**203.075**	**321.932**
Con garantías y contragarantías preferidas "B"	191.725	300.567
Sin garantías ni contragarantías preferidas	11.350	21.365
Irrecuperable	**252.194**	**192.969**
Con garantías y contragarantías preferidas "B"	185.078	129.562
Sin garantías ni contragarantías preferidas	67.116	63.407
Irrercuperable por disposición Técnica	**26.121**	**76.310**
Con garantías y contragarantías preferidas "B"	22.880	71.886
Sin garantías ni contragarantías preferidas	3.241	4.424
TOTAL CARTERA DE CONSUMO Y VIVIENDA	2.512.731	6.702.732
TOTAL GENERAL	3.923.547	7.616.938

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 19/02/2003
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

ANEXO (C)

CONCENTRACION DE LAS FINANCIACIONES

Correspondiente al ejercicio económico finalizado el 31/12/2002
Comparativo con el ejercicio anterior
En miles de pesos

Número de clientes	FINANCIACIONES			
	2002		2001	
	Saldo de deuda	% sobre cartera total	Monto	% sobre cartera total
10 mayores clientes	1.229.321	31,33%	562.039	7,38%
50 siguientes mayores clientes	170.294	4,34%	309.169	4,06%
100 siguientes mayores clientes	22.912	0,58%	74.554	0,98%
Resto de clientes	2.501.020	63,75%	6.671.176	87,58%
Total	**3.923.547**	**100%**	**7.616.938**	**100%**

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

Firmado a los efectos de su identificación con nuestro informe de fecha 19/02/2003
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

BANCO HIPOTECARIO

ANEXO (D)

APERTURA POR PLAZOS DE LAS FINANCIACIONES

Correspondiente al ejercicio económico finalizado el 31/12/2002
En miles de pesos

Concepto	Cartera vencida	Plazos que restan para su vencimiento						
		1 mes	3 meses	6 meses	12 meses	24 meses	más de 24 meses	Total
Sector público no financiero	153.595	8.224	3.890	3.323	6.735	12.758	642.316	830.841
Sector financiero	-	3.123	-	-	-	-	-	3.123
Sector privado no financiero y residentes en el exterior	161.428	433.773	42.366	42.280	85.770	172.418	2.151.548	3.089.583
Total	**315.023**	**445.120**	**46.256**	**45.603**	**92.505**	**185.176**	**2.793.864**	**3.923.547**

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

Firmado a los efectos de su identificación con nuestro informe de fecha 19/02/2003
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

BANCO HIPOTECARIO

ANEXO (E)

DETALLE DE PARTICIPACIONES EN OTRAS SOCIEDADES

Correspondiente al ejercicio económico finalizado el 31/12/2002
Comparativo con el ejercicio anterior
En miles de pesos

	Concepto	Acciones y/o cuotas partes						Información sobre el emisor				
									Datos del último estado contable			
	Denominación	Clase	Valor nominal unitario	Votos por acción	Cantidad	Importe al 31/12/2002	Importe al 31/12/2001	Actividad principal	Fecha de cierre del período/ejercicio	Capital Social	Patrimonio neto	Resultado del período/ejercicio
	- En Entidades Financieras, actividades complementarias y autorizadas											
	Controladas - del país											
	- BACS Banco de Crédito y Securitización S.A.	ordinarias	1	1	43.750.000	79.545	110.388	Bancaria	31/12/2002	62.500	108.906	(93.797)
	- BHN Sociedad de Inversión S.A.	ordinarias	1	1	17.999.920	32.867	46.470	Inversión	30/09/2002	18.000	32.868	(11.961)
(*)	- V.R.Tasaciones y Certificaciones S.A.	ordinarias	1	1	200.000	-	-	Tasaciones y certificaciones	31/12/2000	200	s/d	s/d
	Subtotal controladas - del país					**112.412**	**156.858**					
	- En Otras Sociedades											
	Controladas - del país											
	- BHN Inmobiliaria S.A.	ordinarias	1	1	1.899.880	2.480	5.398	Intermed. oper. Inmobiliarias	30/09/2002	1.900	2.480	(2.918)
	Subtotal controladas - del país					**2.480**	**5.398**					
	No controladas - del país											
(*)	- BHN Vida S.A.	ordinarias	1	1	120	-	-	Aseguradora	30/09/2002	7.458	4.839	7.637
(*)	- BHN Seguros Generales S.A.	ordinarias	1	1	120	-	-	Aseguradora	30/09/2002	5.570	5.768	7.275
(*)	- BHN Seguros de Crédito Hipotecario S.A.	ordinarias	1	1	120	-	-	Aseguradora	30/09/2002	312	122	319
	- Mercado Abierto Electrónico S.A.	ordinarias	1.200	1	1	4	9	Merc. abierto de valores mob.	30/09/2001	1.361	2.374	(11)
	- ACH S.A.	ordinarias	1	1	2.500	7	15	Comp. elect. de medios de pago	31/12/2001	250	1.835	384
(*)	- V.R. Particulares S.A.	ordinarias	1	1	15.000	-	-	Administración de consorcios	31/12/2000	s/d	s/d	s/d
	Subtotal no controladas - del país					**11**	**24**					
	No controladas - del exterior											
	- Mortgage.com Inc.	s/d	s/d	s/d	3.137.173	106	68	Internet	30/09/2001	13.333	17.331	(7.853)
	Subtotal no controladas - del exterior					**106**	**68**					
	Total de participaciones en otras sociedades					**115.009**	**162.348**					

(*) VALOR DE PARTICIPACIÓN EN PESOS

- BHN Vida S.A.	120
- BHN Seguros Generales S.A.	120
- BHN Seguros de Crédito Hipotecario S.A.	120
- V.R. Tasaciones y Certificaciones S.A.	1
- V.R. Particulares S.A.	1

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

Firmado a los efectos de su identificación con nuestro informe de fecha 19/02/2003
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

MOVIMIENTO DE BIENES DE USO Y BIENES DIVERSOS

Correspondiente al ejercicio económico finalizado el 31/12/2002
Comparativo con el ejercicio anterior
En miles de pesos

Concepto	Valor residual al inicio del ejercicio	Incorporaciones	Transferencias	Bajas	Pérdidas por desvalorización	Depreciaciones del ejercicio		Valor residual al cierre del ejercicio 31/12/2002	Valor residual al cierre del ejercicio 31/12/2001
						Años de vida útil asignados	Importe		
BIENES DE USO									
- Inmuebles	87.629					50	1.882	85.747	87.629
- Mobiliario e Instalaciones	9.012	81				10	1.639	7.454	9.012
- Maquinas y equipos	2.571	635				5	920	2.286	2.571
- Equipos de computación	6.149	367				3	3.220	3.296	6.149
- Vehículos	19					5	14	5	19
- Diversos	251	20				5	85	186	251
Total	105.631	1.103					7.760	98.974	105.631
BIENES DIVERSOS									
- Obras de Arte y Piezas de Colección	194						-	194	194
- Bienes dados en alquiler	13.079					50	322	12.757	13.079
- Papeles y útiles	609			609			-	-	609
- Otros bienes diversos	22.694					50	340	22.354	22.694
Total	36.576			609			662	35.305	36.576

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

Firmado a los efectos de su identificación con nuestro informe de fecha 19/02/2003
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

DETALLE DE BIENES INTANGIBLES

Correspondiente al ejercicio económico finalizado el 31/12/2002
Comparativo con el ejercicio anterior
En miles de pesos

Concepto	Valor residual al inicio del ejercicio	Incorpora-ciones	Transferen-cias	Bajas	Pérdidas por desvalori-zación	Amortizaciones del ejercicio		Valor residual al cierre del ejercicio 31/12/2002	Valor residual al cierre del ejercicio 31/12/2001
						Años de vida útil asignados	Importe		
Gastos de organización y desarrollo	21.310	-	-	8.657	-	5/3	6.572	6.081	21.310
Total	**21.310**	-	-	**8.657**	-		**6.572**	**6.081**	**21.310**

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

Firmado a los efectos de su identificación con nuestro informe de fecha 19/02/2003
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

CONCENTRACION DE LOS DEPOSITOS

Correspondiente al ejercicio económico finalizado el 31/12/2002
Comparativo con el ejercicio anterior
En miles de pesos

Número de clientes	2002		2001	
	Saldo de Deuda	% sobre cartera total	Saldo de Deuda	% sobre cartera total
10 mayores clientes	86.664	65,61%	233.397	60,37%
50 siguientes mayores clientes	9.142	6,92%	74.451	19,26%
100 siguientes mayores clientes	2.175	1,65%	5.174	1,34%
Resto de clientes	34.104	25,82%	73.561	19,03%
Total	132.085	100%	386.583	100%

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

Firmado a los efectos de su identificación con nuestro informe de fecha 19/02/2003
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

APERTURA POR PLAZOS DE LOS DEPOSITOS, OTRAS OBLIGACIONES POR INTEMEDIACION FINANCIERA Y OBLIGACIONES NEGOCIABLES SUBORDINADAS

Correspondiente al ejercicio económico finalizado el 31/12/2002
En miles de pesos

Concepto	Plazos que restan para su vencimiento						
	1 mes	3 meses	6 meses	12 meses	24 meses	más de 24 meses	Total
Depósitos	**51.656**	**2.464**	**3.564**	**11.014**	**34.187**	**29.200**	**132.085**
- Depósito a Plazo Fijo	45	68	-	-	-	-	113
- Cedros/Boden	1.212	2.396	3.564	11.014	34.187	29.200	81.573
- Cajas de Ahorro	21.045	-	-	-	-	-	21.045
- Cuentas Corrientes	13.435	-	-	-	-	-	13.435
- Otros Depósitos	15.919	-	-	-	-	-	15.919
Otras obligaciones por intermediación financiera (OOIF)	**961.741**	**546.240**	**1.392.709**	**47.643**	**625.303**	**2.773.038**	**6.346.674**
- Banco Central de la República Argentina							
Redescuento	46.011	-	-	-	-	-	46.011
Otros	345.046	-	-	-	-	1.608.212	1.953.258
- Bancos y organismos internacionales							
International Finance Corporation	11.404	-	350.313	5.605	11.210	61.655	440.187
Ing Bank	33.986						33.986
- Obligaciones negociables no subordinadas							
EMTN Serie III	-	1.873	-	-	-	44.082	45.955
GMTN Serie I	70.579	-	1.000.358	-	-	-	1.070.937
GMTN Serie IV	1.214	-	-	-	-	16.176	17.390
GMTN Serie VI	18.285	-	-	-	-	-	18.285
GMTN Serie XVI	-	466.660	-	-	-	-	466.660
GMTN Serie XVII	5.795	-	-	-	-	-	5.795
GMTN Serie XXII	9.251	-	-	-	-	-	9.251
GMTN Serie XXIII	-	51.355	-	-	530.018	-	581.373
GMTN Serie XXIV	-	26.352	-	-	-	368.588	394.940
GMTN Serie XXV	37.129	-	-	-	-	590.250	627.379
- Otros							
Otros Bancos	280.548	-	-	-	-	-	280.548
Prestamo Opic	13.240	-	42.038	42.038	84.075	84.075	265.466
Otros	89.253	-	-	-	-	-	89.253
Total	**1.013.397**	**548.704**	**1.396.273**	**58.657**	**659.490**	**2.802.238**	**6.478.759**

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

Firmado a los efectos de su identificación con nuestro informe de fecha 19/02/2003
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

BANCO HIPOTECARIO

ANEXO (J)

MOVIMIENTO DE PREVISIONES

Correspondiente al ejercicio económico finalizado el 31/12/2002
Comparativo con el ejercicio anterior
En miles de pesos

Detalle	Saldos al comienzo del ejercicio reexpresados	Aumentos en moneda homogénea	Disminuciones en moneda homogénea		Resultado monetario generado por previsiones	Saldos al final del ejercicio 31/12/2002	Saldos al final del ejercicio 31/12/2001
			Desafectaciones	Aplicaciones			
REGULARIZADORAS DEL ACTIVO							
Préstamos							
Por riesgo de incobrabilidad y desvalorización (a)	744.268	425.638		74.068	515.004	580.834	744.268
Otros créditos por Intermediación Financiera							
Por riesgo de incobrabilidad y desvalorización (b)	61.097	-	-	-	33.098	27.999	61.097
Créditos diversos							
Por riesgo de incobrabilidad y desvalorización (c)	54.299	6.351	-	95	29.351	31.204	54.299
Total	**859.664**	**431.989**	**-**	**74.163**	**577.453**	**640.037**	**859.664**
DEL PASIVO							
Otras contingencias (d)	112.808	75.430	97	4.700	60.430	123.011	112.808
Compromisos eventuales (e)	109	-	-	-	59	50	109
Total	**112.917**	**75.430**	**97**	**4.700**	**60.489**	**123.061**	**112.917**

a) POR RIESGO DE INCOBRABILIDAD DE PRESTAMOS : Se originan en el análisis del riesgo de incobrabilidad de la cartera de préstamos efectuada por el Banco, que contempla las normas establecidas por el Banco Central de la República Argentina y estimaciones realizadas durante el ejercicio según lo indicado en Notas 9 y 10.

b) POR RIESGO DE INCOBRABILIDAD DE OTROS CREDITOS POR INTERMEDIACION FINANCIERA: Refleja la eventual incobrabilidad de créditos hipotecarios cedidos en fideicomiso pendiente de titulización.

c) POR RIESGO DE INCOBRABILIDAD DE CREDITOS DIVERSOS: Se constituyó para cubrir eventual incobrabilidad de créditos diversos.

d) OTRAS CONTINGENCIAS: Es utilizada al efecto de previsionar resultados contingentes por juicios, honorarios mandatarios judiciales y ciertos gastos relacionados con la reestructuración administrativa encarada por el Banco. Asimismo el saldo al 31/12/2002 comprende la reserva por siniestros pendientes, de acuerdo a Normas de la Superintendencia de Seguros de la Nación.

e) POR COMPROMISOS EVENTUALES: El saldo incluye el riesgo de incobrabilidad que surge de la evaluación del grado de cumplimiento de los beneficiarios de saldos no utilizados.

Firmado a los efectos de su identificación con nuestro informe de fecha 19/02/2003
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

COMPOSICION DEL CAPITAL SOCIAL

Correspondiente al ejercicio económico finalizado el 31/12/2002
En miles de pesos

Acciones			Capital Social					
Clase	Cantidad	Votos por acción	Emitido		Pendiente de emisión o distribución	Asignado	Integrado	No integrado
			En circulación	En cartera				
Ordinarias Escriturales	150.000.000	(1)	1.490.060	9.940 (2)	-	-	1.500.000	-
Total			**1.490.060**	**9.940**	-	-	**1.500.000**	-

(1) Ver Nota 5 a los Estados Contables.
(2) Ver Nota 33 a los Estados Contables

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

Firmado a los efectos de su identificación con nuestro informe de fecha 19/02/2003
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. Tº 1 Fº 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

BANCO HIPOTECARIO

ANEXO (L)

SALDOS EN MONEDA EXTRANJERA

Correspondiente al ejercicio económico finalizado el 31/12/2002
Comparativo con el ejercicio anterior
En miles de pesos

RUBROS	Casa matriz y sucursales en el país	Total del ejercicio al 31/12/2002	Total del ejercicio (por moneda)		Total del ejercicio al 31/12/2001
			U$S	EUROS	
ACTIVO					
Disponibilidades	41.044	41.044	41.044	-	98.550
Títulos públicos y privados	1.231.731	1.231.731	1.231.731	-	91.704
Préstamos	304.261	304.261	222.992	81.269	2.162.607
Otros créd. por interm. financiera	2.991.183	2.991.183	2.980.789	10.394	2.619.921
Participación en otras sociedades	106	106	106	-	68
Créditos diversos	2.124	2.124	580	1.544	34.807
Partidas pend. de imputación	877	877	877	-	388
Total	**4.571.326**	**4.571.326**	**4.478.119**	**93.207**	**5.008.045**
PASIVO					
Depósitos	166	166	166	-	92.360
Otras obligaciones por interm. financ.	3.978.749	3.978.749	2.754.951	1.223.798	4.045.581
Obligaciones diversas	724	724	724	-	17.215
Partidas pend. de imputación	-	-	-	-	5.407
Total	**3.979.639**	**3.979.639**	**2.755.841**	**1.223.798**	**4.160.563**
CUENTAS DE ORDEN					
DEUDORAS (excepto cuentas deudoras por contra)	**14.743**	**14.743**	**14.743**	**-**	**6.907.961**
Contingentes	14.743	14.743	14.743	-	3.255.233
De control	-	-	-	-	3.528.165
De derivados	-	-	-	-	124.563
ACREEDORAS (excepto cuentas acreedoras por contra)	**638.971**	**638.971**	**638.971**	**-**	**657.194**
Contingentes	638.971	638.971	638.971	-	461.678
De control	-	-	-	-	196
De derivados	-	-	-	-	195.320

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 19/02/2003
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ANEXO (N)

ASISTENCIA A VINCULADOS

Correspondiente al ejercicio económico finalizado el 31/12/2002
Comparativo con el ejercicio anterior
En miles de pesos

Situación / oncepto	Normal	Riesgo potencial/ cumplim. inadec.	Con problemas/ cumplim. deficiente		Con alto riesgo de insolvencia /de dif.recup.		Irrecuperable	Irrecup. Por disp. Técnica	Total	
			No vencida	Vencida	No vencida	Vencida			31/12/2002	31/12/2001
Préstamos										
- Hipotecarios y prendarios	1.798	108	46	-	144	-	172	-	2.268	5.704
Con garantías y contragarantías preferidas "B"	1.798	108	46	-	144	-	172	-	2.268	5.704
Participación en otras sociedades	114.892	-	-	-	-	-	-	-	114.892	162.256
'otal	**116.690**	**108**	**46**	**-**	**144**	**-**	**172**	**-**	**117.160**	**167.960**
'revisiones	**18**	**4**	**7**	**-**	**38**	**-**	**134**	**-**	**201**	**391**

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

Firmado a los efectos de su identificación con nuestro informe de fecha 19/02/2003
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

1. COYUNTURA ECONOMICA Y SOCIAL IMPERANTE EN LA REPUBLICA ARGENTINA

La República Argentina se encuentra inmersa en un contexto económico caracterizado por un alto nivel de endeudamiento externo, altas tasas de interés, un riesgo país que ha alcanzado valores por encima de los promedios habituales y una importante contracción del nivel de actividad. Dicha contracción del nivel de actividad económica ha generado una caída importante en la demanda de productos y servicios y un incremento significativo en el nivel de desempleo. Asimismo, dichas circunstancias han afectado adversamente la capacidad del Gobierno Nacional para cumplir con sus obligaciones y la posibilidad de acceder a financiamiento adicional.

A partir del 3 de diciembre de 2001 se restringió la libre disponibilidad y circulación del efectivo y transferencias de divisas al exterior. A partir del 21 de diciembre de 2001, se generaron distintos conflictos sociales en el país suspendiendo la actividad bancaria y cambiaria hasta el cierre del ejercicio 2001. Posteriormente, el Gobierno anunció el incumplimiento del pago de los servicios de la deuda externa.

El 6 de enero de 2002, después de una crisis política que derivó en la renuncia de dos presidentes, el Gobierno Nacional sancionó la Ley 25561 (Ley de emergencia pública y reforma del régimen cambiario) que implicó un profundo cambio del modelo económico vigente hasta ese momento, y que incluyó la Ley de Convertibilidad sancionada en marzo de 1991. Con posterioridad, el Gobierno Nacional anunció nuevas medidas económicas que se instrumentaron a través de diferentes disposiciones legales, que afectaron significativamente el negocio bancario y el régimen cambiario. Asimismo, los cambios en la situación económica hicieron que el Gobierno Nacional continúe tomando resoluciones que reglamentan y modifican las medidas iniciales citadas.

Con fecha 25 de noviembre de 2002, el Ministerio de Economía a través de la Resolución N° 668/02, dejó sin efecto las restricciones impuestas a la disponibilidad del retiro en efectivo de los fondos depositados en cuentas a la vista.

A continuación se enumeran algunas de las medidas adoptadas por el Gobierno Nacional que están en vigencia a la fecha de emisión de estos estados contables.

Régimen Cambiario

Con fecha 6 de enero de 2002 se estableció un nuevo régimen cambiario mediante la creación de un mercado oficial y un mercado libre de cambios. En términos generales, por el mercado oficial se cursarían las actividades de exportación, las operaciones de importación de bienes y ciertas actividades financieras sujetas a una previa reestructuración que prolongue sus vencimientos originales. El resto de las operaciones relacionadas con giro o cobro de divisas con el exterior se cursarían a través del mercado libre. La paridad inicial fijada para el mercado oficial fue de $1,40 por dólar estadounidense. Las cotizaciones del mercado libre resultarían del libre

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

juego de la oferta y la demanda. El 11 de enero de 2002, el Banco Nación Argentina publicó la primer cotización del mercado libre a $1,60 (vendedor) y $1,40 (comprador) por dólar estadounidense.

El 8 de febrero de 2002, se emitió el Decreto 260 (Régimen cambiario), el cual establece a partir del 11 de febrero de 2002 un mercado único y libre de cambios por el cual se cursarán todas las operaciones de cambio de divisas extranjeras las que serán realizadas al tipo de cambio que sea libremente pactado de acuerdo con los requisitos que establezca el Banco Central de la República Argentina (BCRA). La Comunicación "A" 3471, complementaris y modificatorias, estableció que ciertas transferencias de divisas de carácter financiero al exterior requieren la previa autorización de esta institución.

Préstamos en moneda extranjera

De acuerdo con la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias, los préstamos otorgados por el sistema financiero argentino en dólares estadounidenses u otra moneda extranjera fueron convertidos a pesos conforme a las siguientes pautas: (i) al Sector Privado no Financiero a la paridad de $1,00 por dólar estadounidense o su equivalente en otra moneda extranjera, (ii) al Sector Público no Financiero a la paridad de $1,40 por dólar estadounidense o su equivalente en otra moneda extranjera y (iii) al Sector Financiero a la paridad de $1,40 por dólar estadounidense o su equivalente en otra moneda extranjera. Dichas medidas contemplaron la aplicación a los préstamos otorgados al Sector Privado no Financiero y Sector Público no Financiero, a partir del 3 de febrero de 2002, del coeficiente de estabilización de referencia (CER) que tiende a reflejar la variación en el índice de precios al consumidor y de una tasa de interés reducida de acuerdo con la naturaleza de la operación.

Por Decreto 762/02 y Ley 25713, el Poder Ejecutivo modificó la reglamentación expuesta en el párrafo anterior, exceptuando de la aplicación del CER a todos aquellos préstamos otorgados a personas físicas por entidades financieras que se enumeran seguidamente: (i) préstamos que tengan como garantía hipotecaria la vivienda única, familiar y de ocupación permanente, originariamente convenidos hasta la suma de 250.000 dólares estadounidenses u otra moneda extranjera y transformados a pesos, (ii) préstamos personales, con o sin garantía hipotecaria originariamente convenidos hasta la suma de dólares estadounidenses doce mil u otra moneda extranjera y transformados a pesos y (iii) los préstamos personales con garantía prendaria originariamente convenidos hasta la suma de dólares estadounidenses treinta mil u otra moneda extranjera y transformados a pesos. A partir del 1 de octubre de 2002 las obligaciones de pago contempladas precedentemente se actualizan en función de la aplicación del coeficiente de variación de salarios (CVS) que publica el Instituto Nacional de Estadísticas y Censos (INDEC).

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

Cancelaciones de préstamos

Con fecha 12 de abril de 2002, el BCRA emitió la Comunicación "A" 3562 la cual establece que como consecuencia de la emisión del Decreto 469 los clientes existentes al 2 de noviembre de 2001 de las entidades financieras podrán cancelar sus deudas en títulos públicos nacionales.

Asimismo, el Decreto 1242, estableció que para el caso en que el cliente le hubiere cancelado total o parcialmente el préstamo a la entidad financiera y en el pago hubiera abonado CER, la entidad deberá poner a disposición del cliente dicho dinero aunque éste no lo hubiera reclamado.

Por otra parte, el Decreto 905 dispuso que las entidades financieras deben recibir Bonos del Gobierno Nacional (BODEN) en concepto de dación en pago por parte de personas físicas que resulten tenedoras de los mismos para ser aplicados, entre otros, a préstamos con garantía hipotecaria para vivienda única y familiar.

Depósitos en moneda extranjera

La Ley 25561 y el Decreto 214 determinaron que todos los depósitos nominados en dólares u otra moneda extranjera en el sistema financiero sean convertidos a pesos a la relación $1,40 por dólar estadounidense. A su vez, dispone que las entidades financieras cumplan con su obligación devolviendo pesos. Esos depósitos se les aplicará el CER y una tasa de interés mínima.

Mediante Decreto 905 el Poder Ejecutivo posibilitó a los titulares de depósitos constituidos originalmente en moneda extranjera ejercer la opción de canjear los mismos por un menú de títulos públicos en pesos y dólares estadounidenses, quedando a cargo del Estado Nacional la acreditación de dichos bonos y otorgando el BCRA adelantos a las entidades financieras para afrontar el citado canje, previa constitución de ciertas garantías contempladas en el mismo decreto. Los depósitos reprogramados que no fueron objeto de canje, han sido inscriptos en el "Registro escritural de depósitos reprogramados" que lleva la Caja de Valores Sociedad Anónima, constituyendo valores negociables, con oferta pública y negociados en mercados autorregulados del país.

Por Decreto 1836, modificado parcialmente por Decreto 2167, el Poder Ejecutivo reabrió la posibilidad de optar a los titulares de certificados de depósitos reprogramados por nuevos títulos públicos en dólares estadounidenses o letras de plazo fijo en pesos emitidas por cada entidad financiera, conjuntamente con una opción de conversión a moneda de origen emitida por el Estado Nacional. Por otra parte, se autorizó a reintegrar depósitos que tengan un saldo reprogramado al 31 de mayo de 2002 de hasta pesos siete mil más CER e intereses devengados, o a voluntad de las entidades financieras con recursos propios de hasta pesos diez mil más CER e intereses devengados, a partir del 1° de octubre del corriente año. Mediante Resolución N° 743 del 11 de

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

diciembre de 2002 el Ministerio de Economía prorrogó por 90 días corridos a partir de dicha fecha la facultad de ejercer la opción descripta precedentemente.

Concursos y quiebras

Con fecha 14 de febrero de 2002 se promulgó la Ley 23563 (Concursos y Quiebras) que declara la emergencia productiva y crediticia originada en la situación de crisis por la que atraviesa el país, hasta el 10 de diciembre de 2003. A continuación se detallan algunas de las medidas adoptadas:

- Suspensión por 180 días desde la entrada en vigencia de la mencionada ley en los concursos preventivos, de la totalidad de las ejecuciones judiciales y extrajudiciales, incluidas, entre otras, las hipotecarias y prendarias de cualquier origen. Serán nulos todos los actos de disposición extraordinaria del deudor sobre sus bienes durante el período de suspensión, salvo que contare con acuerdo expreso de los acreedores.

- Suspender por 180 días el trámite de pedidos de quiebra, dejando a salvo la posibilidad de aplicar medidas del articulo 85 de la Ley 24522.

- Acceso al crédito de personas físicas y jurídicas concursadas, para lo cual el BCRA procederá a reglamentar la eliminación de toda restricción, e instrumentará una línea de redescuento destinada a las entidades financieras que asistan a las empresas concursadas.

- Las entidades financieras regidas por la Ley 21526 (Ley de Entidades Financieras) y complementarias gozarán de un plazo de 90 días para proceder a la reprogramación de las acreencias existentes al 30 de noviembre de 2001 que mantengan con los deudores del sistema financiero a través de un acuerdo con cada uno de ellos.

Posteriormente, el 15 de mayo de 2002, el Congreso Nacional sancionó la Ley 25589 de Reforma de la Ley de Quiebras, cuyos principales puntos son los siguientes:

- Restituye el mecanismo establecido en el articulo 48 de la ley 24522, que les permite a los acreedores adquirir el paquete accionario de la sociedad deudora, fijando condiciones tendientes a evitar la subvaluación de los patrimonios.

- Para determinar el valor de la empresa se incorporan variables que no tienen que ver únicamente con el balance contable, como por ejemplo marca y posicionamiento en el mercado.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

- El plazo de ejecuciones se suspende por 180 días corridos, contados a partir de la vigencia de la citada ley.

- Se reduce el período de exclusividad, teniendo el deudor de 90 a 120 días para efectuar ofertas a los acreedores, en lugar de los 180 días que preveía la ley anterior.

- Respecto de las homologaciones, los jueces podrán cancelar un acuerdo si lo consideran abusivo para alguna de las partes.

Por último, mediante Decreto 204/03 se han constituido en el ámbito del Ministerio de Trabajo, Empleo y Seguridad Social, y Ministerio de la Producción, Unidades de Emergencia Legales, que intervendrán, a solicitud del deudor o acreedor en ejecuciones. A través de dichas unidades podrán solicitar conciliación, entre otros, deudores de créditos cuya garantía hipotecaria sea la vivienda única, familiar y permanente hasta miles de pesos o dólares 50.000 en su origen y hubieren pagado al menos un 20% del monto. Dicho procedimiento no significará la suspensión ni interrupción de los plazos procesales en la instancia judicial o extrajudicial de ejecución.

Medidas cautelares

Como consecuencia de las medidas adoptadas por el Gobierno Nacional se han presentado una importante cantidad de demandas ante la justicia contra el Estado Nacional y entidades financieras, reclamando en devolución sus depósitos en moneda de origen, dado que los mismos violan derechos constitucionales. A la fecha se desconoce el resultado final y el monto de dichas demandas.

Regímenes informativos al BCRA

De acuerdo con la Comunicación "A" 3599 del BCRA, dicha institución ha suspendido la presentación de ciertos regímenes informativos, entre los que se incluye el correspondiente a capitales mínimos. Como consecuencia de ello, la entidad ha analizado las relaciones técnicas de fraccionamiento del crédito y asistencia a vinculadas sobre la base de estimaciones, dado que hasta tanto se definan los nuevos requisitos de información, así como los eventuales cambios que podrían incorporarse en las normas del BCRA sobre dichas relaciones técnicas, no es posible efectuar un análisis específico.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

2. BONOS COMPENSATORIOS DEL GOBIERNO NACIONAL

Mediante Decreto 905, el Gobierno Nacional dispuso la emisión de "Bonos Compensatorios del Gobierno Nacional" para compensar a las entidades financieras los efectos patrimoniales negativos generados por la transformación a pesos, a diferentes relaciones de cambio, de los créditos y obligaciones denominados en moneda extranjera conforme a lo establecido por la Ley 25561, el Decreto 214 y sus normas modificatorias o complementarias y para cubrir la diferencia negativa en la posición neta entre activos y pasivos denominados en moneda extranjera resultante de su transformación a pesos conforme lo establecido por las normas precedentemente referidas.

Por otra parte, el Poder Ejecutivo facultó al Banco Central de la República Argentina a determinar el procedimiento y aprobación del monto a compensar a las entidades financieras, siendo reglamentado, hasta el presente, por el ente rector mediante Comunicación "A" 3650, "A" 3721 y "B" 7564 complementarias y modificatorias el citado procedimiento.

En consecuencia, el Banco cumplimentó el requerimiento informativo de los artículos 28 y 29 del Decreto 905 - Compensación a Entidades Financieras, utilizando para su confección la normativa vigente y criterios particulares, ejerciendo las siguientes opciones:

- Compensación Bono del Gobierno Nacional en US$ 2012 (art. 29 inc. b, c y d): bono compensatorio - diferencia entre activos y pasivos pesificados a $1,00 por el diferencial del tipo de cambio $ 0,40, convertido a $1,40 por dólar estadounidense -: miles de US$ 404.382,93.

- Cobertura Bono del Gobierno Nacional en US$ 2012 (art. 29 inciso e). Bono cobertura – diferencia entre activos y pasivos en dólares estadounidenses, neto del bono compensatorio: miles de US$ 804.340,20.

A la fecha de emisión de los presentes estados contables, el BCRA no se ha expedido con respecto al monto informado por el Banco en el mencionado requerimiento, acreditando en septiembre de 2002 miles de US$ 344.050 en BODEN 2012, quedando en resguardo de emisión la diferencia con respecto al derecho de compensación solicitado.

A efectos de los presentes estados contable intermedios, se han registrado: i) en el rubro Títulos Públicos y Privados – Tenencias en cuentas de inversión – los BODEN 2012 acreditados por el BCRA, ii) en Otros Créditos por Intermediación Financiera - Compensación a recibir del Gobierno Nacional - En Moneda Extranjera - el derecho a percibir los bonos compensación y cobertura, y iii) en Otras Obligaciones por Intermediación Financiera - Banco Central de la República Argentina - Otros, la obligación a asumir en contrapartida del Bono Cobertura.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

Por otra parte, el Banco se reserva los derechos emergentes de efectuar reclamos por los efectos patrimoniales negativos generados por la eliminación del CER sobre sus activos pesificados.

3. PLAN DE SANEAMIENTO Y REGULARIZACIÓN

Mediante resolución N° 213/02, el Directorio del Banco Central de la República Argentina requirió al Banco Hipotecario S.A. la presentación de un plan de Regularización y Saneamiento en los términos del artículo 34 de la ley de Entidades Financieras N° 21526 y modificatorias, el cuál debe contemplar la adopción de medidas necesarias para recomponer la posición de liquidez de la entidad.

Con fecha 17 de abril de 2002, el Banco presentó al Banco Central de la República Argentina el plan de Regularización y Saneamiento. Las premisas básicas del citado plan para recomponer la posición de liquidez del Banco son:

- Reprogramación de plazos y tasas de las obligaciones en moneda extranjera.
- Aceleración de ingresos líquidos provenientes de los activos financieros.
- Recepción de las compensaciones adeudadas que den satisfacción a los descalces de moneda e impactos al patrimonio.
- Sustitución de pasivos en dólares por pasivos en pesos.
- Incremento de posiciones en moneda extranjera para compensar futuras obligaciones en moneda extranjera no pesificadas, disminuyendo el riesgo de volatilidad del tipo de cambio.
- Reestructurar saldos de deuda a niveles satisfactoriamente sostenibles en el largo plazo conforme posiciones definitivas de activos y pasivos, moneda y evoluciones de largo plazo.

El 16 de agosto de 2002 se comunicó al Banco Central la decisión de dar inicio al proceso de reestructuración de la deuda corporativa del Banco, que comprende a las obligaciones negociables emitidas en el exterior y los préstamos recibidos de bancos y otras entidades del exterior, aclarando que a los efectos de dar un tratamiento equitativo a los inversores afectados se postergaba a partir de la fecha mencionada, el pago de los servicios de capital, interés o cualquier otro concepto vinculado con las citadas deudas hasta el momento que las mismas fueran exitosamente reestructuradas (ver Nota 4).

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

El 21 de agosto de 2002 se presentaron al Banco Central nuevas proyecciones financieras e informaciones complementarias que contemplaron los cambios en el contexto económico posteriores al 17 de abril de 2002; la variación entre los saldos reales y los proyectados al 31 de mayo de 2002; el estado de las refinanciaciones de los vencimientos del año 2002; el estado de la renegociación comprensiva de los pasivos en el segundo semestre de 2002 (reestructuración de deuda), la síntesis de las proyecciones financieras modificadas, y la reposición de las sumas adeudadas al BCRA, según lo referido en el considerando 9 de la Resolución N° 213/02 del Directorio de esa Institución.

A la fecha de los presentes estados contables el BCRA no se ha expedido respecto del Plan presentado, sobre cuyo desarrollo se lo mantiene permanentemente informado.

4. PROCESO DE REESTRUCTURACION DE DEUDA

Debido a los cambios adversos materiales y significativos ocurridos durante el corriente año en el país y en especial la incidencia de los mismos en el sistema financiero, el Directorio del Banco decidió, con fecha 15 de agosto de 2002, iniciar un proceso de reestructuración de su deuda correspondiente a: i) Obligaciones negociables emitidas en el exterior por aproximadamente miles de pesos 2.998.986 al 31 de diciembre de 2002 y ii) Préstamos recibidos de bancos y otras entidades del exterior por aproximadamente miles de pesos 940.024.

En función de tal proceso de reestructuración y con la intención de brindar un tratamiento equitativo a los distintos acreedores involucrados, se decidió igualmente postergar, a partir del 16 de agosto de 2002, el pago de servicios de capital, interés o cualquier otro concepto vinculado a la deuda de que se trata, hasta que la misma sea exitosamente reestructurada. Tal situación fue informada al BCRA, Comisión Nacional de Valores (CNV) y Bolsa de Comercio de Buenos Aires con fecha 16 de agosto de 2002.

5. BANCO HIPOTECARIO SOCIEDAD ANONIMA

La Ley 24855, sancionada el 2 de julio de 1997, promulgada por el Poder Ejecutivo Nacional (PEN) mediante Decreto 677 del 22 de julio de 1997 y el Decreto reglamentario 924/97 declaró al Banco Hipotecario Nacional "sujeto a privatización" en los términos de la Ley 23696 y dispuso que el PEN proceda a su transformación en sociedad anónima. La nueva Entidad que surja de esta transformación actuará bajo la denominación "Banco Hipotecario Sociedad Anónima" y como banco comercial bajo el régimen de la Ley 21526 y sus modificatorias y reglamentarias y continuará, con los alcances previstos en la normativa, con los derechos y obligaciones de su predecesor.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

La Ley 24855 y su Decreto reglamentario disponen que Banco Hipotecario Sociedad Anónima deberá atender por un plazo de 10 años a partir de la promulgación de la ley, entre otras, las actividades de financiación de la construcción y/o adquisición de viviendas en todo el territorio nacional. Además deberá mantener líneas de crédito destinadas a la financiación de la construcción de viviendas en pequeñas localidades del país por un monto equivalente al 10% del total de créditos que otorgue para la construcción.

Banco Hipotecario Sociedad Anónima cuenta con un capital social de miles de pesos 1.500.000, totalmente suscripto e integrado, representado por 150.000.000 de acciones ordinarias escriturales clases A, B, C y D de valor nominal $10 cada una y un voto por acción, con excepción del derecho especial de voto múltiple previsto para las acciones Clase D determinado en su estatuto social.

Con fecha 2 de febrero de 1999 el Banco de la Nación Argentina, en su carácter de fiduciario del Fideicomiso de Asistencia al Fondo Fiduciario Federal de Infraestructura Regional, efectuó la oferta pública combinada de 42.000.000 acciones Clase D ordinarias y 270.000 opciones, representando cada una de estas últimas el derecho a la compra de 100 acciones, debiendo los inversores adquirir una cantidad mínima de acciones clase D para poder ser adjudicatarios de las opciones. El derecho de compra de acciones a través de la tenencia de las opciones podrá ser ejercido entre el 2 de febrero de 2000 y el 2 de febrero de 2004.

Se colocaron en el mercado local de capitales, con la autorización de la Comisión Nacional de Valores de la República Argentina, 13.616.606 acciones Clase D y 61.289 opciones y en el mercado internacional de capitales conforme a la Norma 144A bajo la Securities Act de 1933 de los Estados Unidos de América, 28.383.394 ADSs (Acciones Depositadas en Custodia), cada una representativa de una acción Clase D y 208.711 opciones.

6. BASES DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

Los presentes estados contables han sido preparados de acuerdo con normas contables establecidas por el BCRA mediante Circular CONAU 1, complementarias y modificatorias.

Los estados contables de la entidad predecesora, Banco Hipotecario Nacional, han sido ajustados por inflación conforme a las pautas descriptas en la Comunicación "A" 551 del Banco Central de la República Argentina hasta el ejercicio cerrado el 31 de diciembre de 1994 y preparados de acuerdo con las normas establecidas por Circular CONAU 1. A partir del 1° de enero de 1995, y de acuerdo con la autorización conferida por la Resolución 388 de la Superintendencia de Entidades Financieras y Cambiarias del Banco Central de la República Argentina, se discontinuó la aplicación del ajuste por inflación de los estados contables hasta el 31 de diciembre de 2001. A partir del 1 de enero de 2002, y como consecuencia de la aplicación de la Comunicación "A" 3702, basada en la derogación de toda norma legal y reglamentaria que impedía la reexpresión de saldos contables a moneda de cierre, el Banco ha reanudado la aplicación del Ajuste por Inflación, siguiendo el método

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

de reexpresión establecido por la Resolución Técnica Nro. 6 de la Federación Argentina de Consejos Profesionales en Ciencias Económicas (FACPCE) utilizando el coeficiente de ajuste derivado del índice de precios internos al por mayor publicado por el Instituto Nacional de Estadísticas y Censos (INDEC). Asimismo, se ha considerado que las mediciones contables por el cambio en el poder adquisitivo de la moneda entre el 31 de diciembre de 1994 y 2001, se encuentran expresadas en moneda de esta última fecha.

El Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires aprobó las Resoluciones Técnicas N° 16 "Marco conceptual de las normas contables profesionales"; N° 17 "Normas contables profesionales: desarrollo de cuestiones de aplicación general"; N° 18 "Normas contables profesionales: desarrollo de algunas cuestiones de aplicación particular" y N° 19 "Modificaciones a las Resoluciones Técnicas N° 4, 5, 6, 8, 9, 11 y 14", a través de sus Resoluciones C 238/01, C 243/01, C 261/01 y C 262/01, respectivamente; estableciendo que las mencionadas Resoluciones Técnicas y las modificaciones incorporadas, entrarán en vigencia en forma obligatoria para los ejercicios iniciados a partir del 1 de julio de 2002. A la fecha de emisión de los presentes estados contables el BCRA no ha adoptado las mencionadas Resoluciones Técnicas.

Los principales criterios de exposición y valuación seguidos para su preparación, se describen a continuación:

6.1. Activos y pasivos en moneda extranjera

Se han valuado al tipo de cambio de referencia del dólar estadounidense difundido por el BCRA vigente al cierre de las operaciones del último día hábil del ejercicio finalizado el 31 de diciembre de 2002. Al 31 de diciembre de 2001 los activos y pasivos en moneda extranjera se encontraban valuados al tipo de cambio $1,00 por dólar estadounidense, teniendo en cuenta la vigencia de la Ley 23928.

Por Comunicación "A" 3439 del BCRA, la Federación Argentina de Consejos Profesionales en Ciencias Económicas y la Resolución General 392 de la CNV los activos y pasivos nominados en moneda extranjera al 31 de diciembre de 2001 fueron valuados al tipo de cambio de $1,00 por dólar estadounidense o su equivalente de tratarse de otra moneda extranjera, los efectos de la devaluación de la moneda nacional fueron reconocidos contablemente en los presentes estados contables, incluyendo la registración contable de la compensación a Entidades Financieras dispuesta por Decreto 905/02 de Poder Ejecutivo Nacional.

6.2. Devengamiento de intereses y ajustes de capital (CER y CVS)

El devengamiento de intereses para la totalidad de las operaciones activas en moneda nacional y en moneda extranjera y cuyo lapso de vigencia supere los noventa y dos días se ha efectuado siguiendo el método exponencial, interrumpiéndose el devengamiento de intereses para préstamos cuya mora supera los noventa dias.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

Los ajustes de capital por aplicación del CER fueron devengados de acuerdo con normas emitidas por el BCRA, interrumpiéndose el devengamiento de los mismos para préstamos cuya mora supera los noventa días (ver Nota 1.).

6.3. Títulos públicos y privados

Con cotización - Del país y del exterior:

Los títulos clasificados en las cuentas de "Tenencias para operaciones de compra-venta o intermediación" e "Inversiones en títulos privados con cotización" se han valuado de acuerdo al valor de cotización al último día de operaciones del ejercicio y con la deducción de la previsión estimada, en caso de corresponder.

Los Bonos del Gobierno Nacional BODEN en US$ 2012 clasificados en las cuentas de "Tenencias en cuentas de inversión" se han incorporado por su valor técnico, con los considerandos establecidos en la Comunicación "A" 3785. Al fin de cada ejercicio se acrecientan en función de los intereses devengados según las condiciones de emisión. El nuevo saldo en moneda extranjera se convierte a pesos según el tipo de cambio de referencia publicado por el BCRA.

Los Bonos del Gobierno Nacional BODEN recibidos en dación en pago de titulares de préstamos hipotecarios han sido valuados a su poder cancelatorio de asistencias recibida del BCRA, esto es a $1.40 más CER e intereses devengados.

Los títulos públicos nacionales originalmente emitidos en moneda extranjera y bajo legislación local, han sido pesificados a la relación $1,40 por dólar estadounidense, de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias.

Sin cotización - Del país:

Los títulos clasificados en las cuentas de "Títulos públicos sin cotización" se encuentran valuados al valor de costo más las rentas devengadas pendientes de cobro.

6.4. Préstamos

La cartera de préstamos en situación regular y cuya mora no supere los noventa días se encuentra valuada por los capitales efectivamente prestados, más los intereses capitalizados, netos de amortizaciones de capital percibidas y reconsideraciones de saldos de deuda, más ajustes (CER en los casos que

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

corresponda) e intereses devengados a cobrar y deducida la previsión estimada para cubrir riesgos de incobrabilidad.

A efectos de los presentes estados contables se denominan Préstamos Pre-91 a aquellos originados con anterioridad al 1° de abril de 1991 o créditos individuales provenientes de operaciones globales iniciadas con anterioridad a dicha fecha y Préstamos Post-91 a todos aquellos créditos originados con posterioridad a la fecha señalada.

Los préstamos garantizados se encuentran valuados de acuerdo al origen de los mismos, como i) recibidos por el canje de títulos públicos nacionales, de acuerdo con lo establecido por el Decreto 1387/01, han sido valuados a la relación establecida por el Ministerio de Economía (valor nominal más intereses corridos al 6 de noviembre de 2001 menos cupones a cobrar hasta el 30 de noviembre de 2001), manteniendo al efecto el valor que dichos títulos públicos registraban en cuentas de inversión, ii) recibidos en canje por títulos públicos aceptados por cancelación de préstamos que se encontraban en situación irregular (Comunicación "A" 3348), han sido valuados a valor nominal menos previsión por riesgo de incobrabilidad o valor de cotización de los mismos, el mayor. La diferencia positiva entre el valor nominal de los préstamos recibidos y el valor que dichos títulos canjeados registraban en cuentas de inversión o valor contable según corresponda, se devenga en forma lineal durante la vida de los citados préstamos. Los préstamos garantizados originalmente emitidos en moneda extranjera y bajo legislación local, han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias, aplicándose sobre dicho monto el CER desde el 3 de febrero de 2002.

Otros préstamos al sector público, no incluidos en el párrafo anterior, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias aplicándose el CER a partir del 3 de febrero de 2002 y estableciendo tasas máximas de acuerdo al prestatario.

Los préstamos al Sector Privado no Financiero, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,00 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias aplicándose el CER y CVS a partir del 3 de febrero de 2002 y estableciéndose tasas máximas de acuerdo al prestatario.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

6.5. Otros créditos por intermediación financiera

Los créditos hipotecarios individuales cedidos en fideicomiso pendientes de titulización registrados en el presente rubro se han valuado y pesificado siguiendo el criterio expuesto en el punto 6.2. y 6.4.

Los pases pasivos efectuados con títulos públicos en cuentas de inversión y préstamos garantizados han sido valuados y pesificados aplicando el criterio expuesto en los puntos 6.3. y 6.4. para títulos públicos en cuentas de inversión y préstamos garantizados, respectivamente.

El importe registrado en la cuenta "Otros no comprendidos en las normas de clasificación de deudores - Compensación a Recibir del Gobierno Nacional" incluye el equivalente en pesos a su valor técnico del derecho a recibir, hasta tanto el BCRA acredite el remanente de los BODEN 2012 en dólares estadounidenses mantenidos en resguardo, para cubrir la diferencia negativa en la posición neta entre activos y pasivos denominados en moneda extranjera resultante de la conversión a pesos - a diferentes relaciones de cambio - de las financiaciones otorgadas y obligaciones en moneda extranjera (ver Nota 2).

6.6. Participaciones en otras sociedades

Este rubro comprende principalmente las participaciones que el Banco mantiene en BACS Banco de Crédito y Securitización Sociedad Anónima, BHN Inmobiliaria Sociedad Anónima y BHN Sociedad de Inversión Sociedad Anónima (Nota 26). Al 31 de diciembre de 2002 y 2001, dichas participaciones se encuentran registradas a su valor patrimonial proporcional sobre los estados contables al 31 de diciembre de 2002 para la primera y 30 de septiembre de 2002 para las dos últimas, más, en caso de corresponder, las utilidades no trascendidas a terceros, cuyos montos ascienden a miles de pesos 114.892 y miles de pesos 162.256, respectivamente.

Las restantes participaciones se encuentran valuadas al valor de costo o valor estimado de recupero según corresponda, el menor.

6.7. Bienes de uso y diversos

Estos bienes se encuentran registrados a su valor de costo reexpresados en moneda constante al 31 de diciembre de 2002, siguiendo el método expuesto en el primer párrafo de la presente nota, neto de las depreciaciones acumuladas calculadas por el método de línea recta en función de la vida útil estimada de los bienes. El costo de los bienes incorporados antes del 31 de diciembre de 1994 se encuentran reexpresados en moneda constante de esa fecha, en tanto que los movimientos posteriores a dicha fecha se encuentran valuados a moneda corriente del ejercicio al que corresponden.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

El Banco registra en el rubro "Bienes Diversos – Bienes Tomados en Defensa del Crédito", unidades de vivienda ingresadas al patrimonio del Banco en concepto de cancelación de créditos hipotecarios, provenientes de la operatoria titulización de hipotecas con transmisión de dominio fiduciario. Pasado los seis meses de ingresados los mismos, son reclasificados en el rubro "Bienes Diversos – Otros Bienes Diversos".

Los valores residuales de los bienes en su conjunto no exceden los valores de utilización económica, excepto por los bienes destinados a la venta, los cuales no superan su valor neto de realización.

6.8. Primas por seguros sobre viviendas, de vida y de desempleo en operaciones de préstamos

La política del Banco es reconocer los ingresos por primas en oportunidad de producirse el devengamiento de la cuota del préstamo respectivo, excepto para aquellos préstamos cuya mora supere los noventa días, en tanto que los cargos por siniestros son imputados a resultados en el ejercicio en que estos ocurren.

En los estados contables se refleja una reserva técnica por miles de pesos 11.925 que se expone en el Patrimonio Neto - Reservas de Utilidades - Otras y una reserva por la actividad de seguros, calculada de acuerdo con las disposiciones vigentes de la Superintendencia de Seguros de la Nación por miles de pesos 10.108 y miles de pesos 22.360 al 31 de diciembre de 2002 y 2001, respectivamente, expuesta en el rubro "Previsiones" del Pasivo.

6.9. Bienes intangibles

Corresponde a gastos de organización y desarrollo de sistemas. Los mismos han sido reexpresados en moneda constante al 31 de diciembre de 2002 siguiendo el método expuesto en el primer párrafo de la presente nota y se amortizan sobre base mensual y por el método de línea recta en función de la vida útil asignada.

6.10. Depósitos

Los depósitos se encuentran valuados a su valor de imposición, más ajustes (CER) e intereses devengados en caso de corresponder. La retribución fija de cada operación se devenga en forma exponencial, en tanto que la retribución variable se devenga aplicando la proporción de retribución pactada a la variación positiva en el precio del activo financiero o índice de activos financieros, operada entre el momento de concertación y el cierre de mes.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

Los depósitos, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias, aplicándose el CER a partir del 3 de febrero de 2002.

6.11. Otras obligaciones por intermediación financiera

Las operaciones originalmente pactadas en moneda extranjera de opciones y futuros liquidadas y/o con acuerdo de liquidación escritos entre las partes con anterioridad a la vigencia de Decreto 992 se encuentran valuadas a los distintos tipos de cambio pactados en la liquidación de cada operación entre las partes. Las restantes operaciones no renegociadas a la fecha de vigencia del citado decreto han sido pesificadas a la relación de cambio $1,40 por dólar estadounidense.

6.12. Indemnizaciones por despido

El Banco no constituye previsiones para cubrir el riesgo de las indemnizaciones por despido del personal. Las erogaciones correspondientes a este concepto son cargadas a los resultados del ejercicio en que se producen.

6.13. Impuesto a las ganancias

De acuerdo con lo establecido en el artículo 28 de la Ley 24855, Banco Hipotecario Sociedad Anónima está alcanzado por el impuesto a las ganancias, excepto para todas las operaciones de crédito para la vivienda concretadas con anterioridad al 23 de octubre de 1997, fecha de inscripción del estatuto en la Inspección General de Justicia.

El Banco reconoce, cuando corresponda, los cargos a resultados y registra una provisión en el pasivo por el impuesto determinado sobre sus operaciones imponibles en el ejercicio fiscal al que correspondan.

6.14. Patrimonio neto

a. Capital social, reservas y ajuste de capital:

Los movimientos y saldos en cuentas del patrimonio neto anteriores al 31 de diciembre de 1994 han sido reexpresados en moneda de esa fecha, siguiendo el método expuesto en el primer párrafo de la presente nota. Los movimientos posteriores a dicha fecha se encuentran expuestos en moneda corriente del ejercicio al que corresponden. Los saldos de cuentas del Patrimonio Neto al 31 de diciembre de 2002 se encuentran reexpresados en moneda de cierre del ejercicio. El ajuste derivado de la reexpresión del saldo de "Capital Social" fue imputado a "Ajustes al Patrimonio".

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

b. Resultados:

Se encuentran imputados los resultados devengados en el ejercicio, reexpresados en moneda de cierre, con independencia de que se haya efectivizado su cobro o pago. Los resultados monetarios por exposición a la inflación fueron determinados según se indica:

b.1) Resultado monetario por intermediación financiera: incluye el resultado por exposición a la inflación originado en activos y pasivos relacionados con el ejercicio de la actividad de intermediación habitual entre la oferta y la demanda de recursos financieros.

b.2) Resultado monetario vinculado con egresos operativos: incluye el resultado por exposición a la inflación originado en activos y pasivos monetarios en pesos, relacionados con gastos de administración.

b.3) Resultado monetario por otras operaciones: Incluye el resultado por exposición a la inflación originado en activos y pasivos que no están relacionados con la intermediación financiera.

En los presentes estados contables se ha imputado en la cuenta "Diferencia de Valuación no realizada", la diferencia positiva entre el Patrimonio Neto al 31 de diciembre de 2001 y el que surge de ajustar la posición neta en moneda extranjera convertida a pesos al tipo de cambio $1,40 por dólar estadounidense.

El Directorio del Banco ejerció la opción otorgada por la Comunicación "A" 3800 del BCRA de absorber anticipadamente las pérdidas producidas en el corriente año hasta la concurrencia del saldo registrado en la cuenta "Diferencia de Valuación no realizada".

La preparación de estados contables requiere por parte del Directorio del Banco la realización de estimaciones que afectan activos y pasivos, resultados del ejercicio y la determinación de activos y pasivos contingentes a la fecha de los mismos. Dado que dichas estimaciones involucran juicios de valor respecto de la probabilidad de ocurrencia de hechos futuros, los resultados reales pueden diferir de los estimados pudiendo ocasionar pérdidas o ganancias que afecten los ejercicios subsecuentes. Por otra parte se han considerado todas las disposiciones legales y reglamentarias vigentes hasta la fecha de presentación.

La información de los estados contables del ejercicio anterior, que se presenta a fines comparativos ha sido reexpresada de acuerdo con la metodología mencionada en la presente nota en moneda de cierre al 31 de diciembre de 2002 e incluye ciertas reclasificaciones y ajustes que contemplan aspectos específicos de exposición a los efectos de presentarla sobre bases uniformes con las del presente ejercicio.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

7. DIFERENCIAS ENTRE NORMAS DEL BCRA Y NORMAS CONTABLES PROFESIONALES

Al 31 de diciembre de 2002, y tal como se expuso en la Nota 2, se han registrado en el rubro Otros Créditos por Intermediación Financiera - Compensación a recibir del Gobierno Nacional - En Moneda Extranjera - el derecho a percibir los bonos compensación remanentes mantenidos en resguardo y cobertura, y en Otras Obligaciones por Intermediación Financiera - Banco Central de la República Argentina - Otros, la obligación a asumir en contrapartida del Bono Cobertura; y en Títulos Públicos y Privados la porción de BODEN US$ 2012 acreditados por el BCRA. La compensación recibida por la diferencia positiva entre el Patrimonio Neto al 31 diciembre de 2001 y el que surge de ajustar la posición neta en moneda extranjera a esa fecha convertida a pesos al tipo de cambio de $1,40 por dólar estadounidense se reflejó en el Patrimonio Neto en la cuenta "Diferencia de Valuación no realizada", de acuerdo con lo señalado en la Comunicación "A" 3703 del BCRA por miles de pesos 356.596, expresados en moneda de cierre del ejercicio. Posteriormente, de acuerdo con la opción otorgada mediante la Comunicación "A" 3800 del BCRA, el Directorio del Banco aprobó ad-referendum de la decisión que tome oportunamente la Asamblea de Accionistas, la absorción anticipada de pérdidas del corriente ejercicio hasta la concurrencia del saldo registrado en la cuenta "Diferencia de Valuación no realizada". Esta absorción ha sido expuesta a continuación del Resultado Neto del ejercicio en el Estado de Resultados y los saldos al cierre del ejercicio del Estado de Evolución del Patrimonio Neto. Este criterio difiere de las normas contables profesionales en cuanto a la exposición de la citada partida en el Estado de Resultados, no generando efectos en la valuación de los resultados del ejercicio.

Al 31 de diciembre de 2002 el Banco ha clasificado miles de pesos 1.177.806 correspondientes a su tenencia de BODEN 2012, recibidos en compensación, en la línea "Tenencias en cuentas de inversión". Tal como se expone en la Nota 6.3. dicha tenencia se registran a su valor técnico acrecentado en función de los intereses devengados según las condiciones de emisión, y ese saldo en moneda extranjera se convierte a pesos según el tipo de cambio de referencia publicado por el BCRA al último día hábil del ejercicio. De acuerdo con normas contables profesionales la valuación de los "títulos públicos nacionales con cotización" debería realizarse de acuerdo con los valores de cotización netos de los gastos estimados de venta, imputando las diferencias de cotización a los resultados de cada ejercicio. En consecuencia, de haberse aplicado el criterio requerido por dichas normas contables profesionales el activo y los resultados acumulados y del ejercicio al 31 de diciembre de 2002 hubieran disminuido en miles de pesos 666.478.

Al 31 de diciembre de 2002 el Banco ha clasificado miles de pesos 7.900 correspondientes a su tenencia de BODEN 2012, recibidos por la cancelación de préstamos hipotecarios, en la línea "Tenencias en cuentas de inversión". Tal como se expone en la Nota 6.3. dicha tenencia se registran a su poder cancelatorio de asistencias recibida del BCRA, esto es a $1,40 más CER e intereses devengados. De acuerdo con normas contables profesionales la valuación de los "títulos públicos nacionales con cotización" debería realizarse de acuerdo con los valores de cotización netos de los gastos estimados de venta, imputando las diferencias de cotización a los

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

resultados de cada ejercicio. En consecuencia, de haberse aplicado el criterio requerido por dichas normas contables profesionales el activo y los resultados acumulados y del ejercicio al 31 de diciembre de 2002 hubieran disminuido en miles de pesos 1.804.

La normativa vigente respecto a previsionamiento emanada del BCRA determina que las acreencias con el Sector Público no se encuentren sujetas a previsiones por riesgo de incobrabilidad. De acuerdo con normas contables profesionales dichas previsiones deben estimarse en función al riesgo de recuperabilidad de los activos.

8. CAPITALIZACION DE INTERESES EN CRÉDITOS HIPOTECARIOS

Ciertos créditos hipotecarios individuales del Banco en moneda nacional originados con anterioridad al 1 de abril de 1991, o en su caso aquellos provenientes de operaciones globales iniciadas con anterioridad a dicha fecha, devengan una tasa de interés de referencia del 9% anual que en ciertos casos difiere de la tasa puesta al cobro. A partir de septiembre de 1995, el Directorio del Banco dispuso aplicar a la cartera minorista indicada, un incremento mensual en la tasa de interés puesta al cobro con el objetivo de igualar, en un plazo máximo de 120 meses, dicha tasa puesta al cobro y la tasa de referencia. La diferencia entre ambas tasas se adiciona al monto de capital adeudado.

El interés resultante de la aplicación de la tasa de referencia es imputado al resultado del ejercicio, excepto para todos aquellos créditos cuya mora supera los noventa días (ver Nota 6.2.).

9. CLASIFICACIÓN Y PREVISIONAMIENTO DE DEUDORES

Las previsiones por riesgo de incobrabilidad constituidas al 31 de diciembre de 2002 contemplan las previsiones mínimas requeridas por el Banco Central de la República Argentina, el previsionamiento de créditos individuales refinanciados de acuerdo con el criterio detallado en los párrafos siguientes, el fondo especial de subsidio (Nota 10), incluido el aporte especial efectuado por el Banco al 31 de marzo de 2000 y ciertas estimaciones relacionadas con el impacto coyuntural sobre la recuperabilidad de la cartera de préstamos hipotecarios.

Los intereses capitalizados con anterioridad a la entrada en mora de los créditos son previsionados de acuerdo a las pautas mínimas de previsionamiento, considerándose los mismos como capital.

En virtud de las pautas establecidas por la Ley 24441 de Financiamiento de la Vivienda y la Construcción, el criterio de previsionamiento seguido por el Banco para los emprendimientos constructivos con transmisión de dominio fiduciario, incluidos en la cartera comercial, consiste en la clasificación del deudor en función de la

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Géntile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

evaluación del flujo de fondos futuro de los emprendimientos en curso de ejecución, considerando cada uno de dichos emprendimientos como un flujo de fondos independiente del resto del patrimonio del deudor.

A partir del segundo trimestre del ejercicio 2000, el Banco adoptó la siguiente política de clasificación y previsionamiento sobre créditos individuales que se encuentran en situación irregular y sean reestructurados:

a. Mantener durante seis meses la clasificación de todos aquellos préstamos que sean objeto de: i) aplicación del artículo 13 de la Ley 24143 y/o; ii) refinanciación, ya sea mediante convenio de pago o capitalización de la mora,

b. Vencido el plazo establecido en el punto precedente, a partir del séptimo mes se procederá, según corresponda, de la siguiente manera:

   b.1. Si no se verificara un atraso mayor a 30 días en el pago de los servicios, se clasificará el préstamo en categoría "normal".

   b.2. Si se verificara un atraso mayor a los 30 días en el pago de los servicios, su clasificación resultará de la sumatoria de los días de atraso actual y los que registraba antes de la refinanciación hasta tanto el atraso no resulte igual o inferior a los 30 días, en cuyo caso sería de aplicación lo determinado en el acápite anterior.

c. Todos aquellos créditos de las carteras de préstamos hipotecarios individuales que superen los 24 meses de mora serán previsionados al 100%, procediéndose a su desafectación del activo del Banco como máximo transcurridos 3 meses contados a partir del momento en que fueran totalmente previsionados.

d. Los créditos que hayan sido reestructurados por refinanciaciones y/o aplicación del artículo 13 de la Ley 24143 que se encuentren en mora por más de doce meses, se les adicionará la mora existente antes de dicha reestructuración, procediéndose en tales casos a aplicar lo dispuesto en el punto c. anterior.

e. Aquellos créditos que habiendo sido desafectados del activo, de acuerdo a las pautas indicadas en los puntos c. y d. anteriores, sean reestructurados y regularicen su situación, serán reincorporados al activo del Banco cuando los mismos no verifiquen atrasos superiores a 30 días a partir del séptimo mes posterior a su reestructuración.

Como consecuencia de lo expuesto en los puntos c. y d. anteriores y la aplicación de la Comunicación "A" 2357 del Banco Central de la República Argentina, sus complementarias y modificatorias, al 31 de diciembre de

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

2002 y 2001 se encuentran registrados en cuentas de orden miles de pesos 533.413 y miles de pesos 1.145.338 respectivamente.

Durante el tercer trimestre de 2001, atendiendo el contexto económico financiero del país, el Banco efectuó un proceso extraordinario de desafectación del activo de préstamos Pre-91, que cumplían con alguna de las siguientes condiciones:

a. Contaban con atrasos superiores a 12 meses.

b. Créditos refinanciados o reformulados con atrasos mayores a 6 meses, los cuales acumulando la mora verificada previo a dichas reestructuraciones, sumaban atrasos superiores a 12 meses.

Como consecuencia de lo expresado en el párrafo anterior se han desactivado 5.741 préstamos que representan un saldo de deuda de miles de pesos 88.606 a valores de aquella fecha.

El Directorio del Banco, en función de lo mencionado anteriormente, considera que las previsiones por riesgo de incobrabilidad constituidas son suficientes para mantener el nivel de previsiones mínimas exigidas por las normas del Banco Central de la República Argentina y por las normas contables profesionales sobre el monto total de la cartera.

10. FONDO ESPECIAL DE SUBSIDIO

El artículo 13 de la Ley 24143 dispuso la constitución por parte del Banco de un fondo especial destinado a subsidiar los servicios de reembolso de los prestatarios que se encuentren afectados por situaciones de emergencia económica que no pudieran ser atendidas mediante la renegociación del crédito. Dicho fondo fue oportunamente reglamentado por el Banco, y a partir de ese momento se integra mediante la afectación del 2% de las sumas percibidas en concepto de intereses sobre préstamos para la vivienda. El saldo del fondo al 31 de diciembre de 2002 y 2001 alcanza a miles de pesos 16.841 y miles de pesos 47.256, respectivamente, incluyendo el aporte extraordinario efectuado al 31 de marzo de 2000, precedente y deducidas las correspondientes aplicaciones. La Ley 24855 dispuso que el Banco deberá continuar por un plazo de 10 años a partir del 22 de julio de 1997 realizando aportes a dicho fondo en los términos establecidos en la Ley 24143.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

11. BIENES DE DISPONIBILIDAD RESTRINGIDA

Al 31 de diciembre de 2002, el Banco Central de la República Argentina otorgó al Banco asistencia financiera por miles de pesos 391.057. Como garantía de estas operaciones, se constituyeron derechos de prenda en primer grado sobre activos creditorios prevenientes del Contrato de préstamo garantizado a tasa fija (7%) con vencimiento en 2011 por aproximadamente miles de pesos 433.820 y entrega de créditos de la cartera del Banco instrumentados bajo letras hipotecarias escriturales por miles de pesos 170.783. A tal efecto, se encuentra registrado en el rubro Otras Obligaciones por Intermediación Financiera el financiamiento obtenido, y en cuentas de orden los saldos representativos de los derechos eventuales.

Al 31 de diciembre de 2002 se encuentran registrados en el rubro Préstamos, miles de pesos 3.874 de Préstamos Garantizados canjeados por títulos públicos por cuenta y orden de Fideicomisos Financieros, dentro de los lineamientos del Decreto 1387. Al cierre de los presentes estados contables, el Banco se encuentra en el proceso de transferencia al fiduciario de dichos préstamos.

De acuerdo con lo dispuesto por el Decreto 905 el BCRA otorgará financiación a las entidades financieras para la suscripción de Bonos del Estado Nacional (BODEN 2012 en dólares estadounidenses) destinados a cubrir la posición neta negativa en moneda extranjera, requiriendo al efecto activos en garantía sobre dicha financiación. A la fecha de los presentes estados contables, y de acuerdo con lo expuesto en Nota 2., no se han individualizado los activos que el Banco ofrecerá al Ente Rector.

Al 31 de diciembre de 2001 el Banco constituyó garantías especificas sobre distintas operaciones pasivas por miles de pesos 27.499.

12. SEGURO SOBRE BIENES QUE GARANTIZAN LA CARTERA HIPOTECARIA Y SEGUROS DE VIDA Y DE DESEMPLEO SOBRE BENEFICIARIOS

El Banco otorga cobertura de seguros sobre:

- **Viviendas hipotecadas que garantizan su cartera de créditos, por el valor asignado a los bienes asegurados:** Daños materiales causados por incendios, explosiones, rayos, terremotos, ciertos hechos de tumulto popular, terrorismo y otros según las condiciones generales establecidas por el Banco.

- **Seguro de vida cancelatorio de deuda para los prestatarios del Banco:** Riesgo de muerte del responsable económico, prestatario o no, con efecto cancelatorio de la deuda por capital que se registre a la fecha del siniestro, según las condiciones establecidas por el Banco. Son asegurables las personas físicas menores a 56 años y hasta que cumplan 80 años de edad.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

- **Seguro de Desempleo de los responsables económicos que sean titulares de operaciones de crédito:** Cubre el riesgo de desempleo cuando se cumplan las condiciones estipuladas en la Ley Nacional de Empleo 24013 con una cobertura máxima de hasta seis cuotas mensuales, con opción a renovar dicha cobertura por otros seis servicios con pago de prima adicional, una vez que el asegurado haya celebrado contrato de trabajo por un plazo superior a doce meses.

Las políticas contables establecidas por el Banco para registrar las operaciones vinculadas a estos seguros se describen en Nota 6.8. La Entidad cubre los riesgos involucrados por la actividad aseguradora con su propio patrimonio, excepto para los casos de terremoto en los que ha tomado un reaseguro para reducir dicho riesgo.

El monto de las primas de seguro por los conceptos arriba mencionados, los siniestros abonados y los cargos vinculados con la actividad aseguradora, imputados a los resultados de los ejercicios finalizados el 31 de diciembre de 2002 y 2001, fueron los siguientes:

	31/12/02	31/12/01
	Miles de pesos	Miles de pesos
Primas seguro de incendio	17.472	40.763
Primas seguro de vida	39.517	82.948
Primas seguro de desempleo	2.841	5.852
Total primas (Nota 21)	59.830	129.563

	31/12/02	31/12/01
	Miles de pesos	Miles de pesos
Siniestros incendio	662	1.925
Siniestros vida	9.730	19.517
Siniestros desempleo	1.784	3.087
Total siniestros (Nota 22)	12.176	24.529
Cargo previsión riesgo seguros	-	1.602
Total cargo previsión	-	1.602

Las primas de seguros indicadas se exponen en el rubro "Ingresos por servicios", en tanto que los siniestros se exponen en el rubro "Egresos por servicios". El cargo correspondiente a las previsiones relacionadas a esta actividad aseguradora se incluye en el rubro "Pérdidas diversas".

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

13. OTROS CRÉDITOS POR INTERMEDIACION FINANCIERA

La composición de la línea "Otros comprendidos en las normas de clasificación de deudores" del rubro "Otros créditos por intermediación financiera" es la siguiente:

	31/12/02 Miles de pesos	31/12/01 Miles de pesos
Préstamos hipotecarios cedidos en fideicomiso	348.397	986.706
Títulos subordinados Clase B garantizados con hipotecas	36.850	-
Otros	18.792	22.192
Total	404.039	1.008.898

La composición de la línea "Otros no comprendidos en las normas de clasificación de deudores" del rubro "Otros créditos por intermediación financiera" es la siguiente:

	31/12/02 Miles de pesos	31/12/01 Miles de pesos
Compensación a recibir del Gobierno Nacional (US$)	2.960.082	-
Certificados de participación en Fideicomisos	15.356	239.770
Obligaciones Negociables propias en cartera	31.101	14.370
Fondo de Liquidez Bancaria	-	36.267
Otros	501	2.193
Total	3.007.040	292.600

14. TITULIZACION DE CARTERA DE CREDITOS HIPOTECARIOS

El Banco ha celebrado diversos contratos de fideicomiso financiero mediante los cuales, en su carácter de fiduciante, transmite la propiedad fiduciaria de créditos hipotecarios de su cartera de préstamos a First Trust of New York. Una vez transferidos los créditos hipotecarios al fiduciario, éste procede a emitir los correspondientes títulos valores representativos de deuda y certificados de participación y a cancelar con el producido de la colocación el monto de los créditos cedidos por el Banco. Los bienes fideicomitidos constituyen un patrimonio separado del patrimonio del fiduciario y del fiduciante.

El fiduciario es responsable de administrar los fondos fiduciarios previamente constituidos de acuerdo con las especificaciones contenidas en el contrato de fideicomiso.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

Los presentes fideicomisos fueron alcanzados por la pesificación de activos y pasivos en moneda extranjera dispuesta por Ley 25561 y Decreto 214, a la relación $1,00 por dólar estadounidense, por haberse constituido oportunamente bajo legislación argentina. No obstante lo expuesto existen ciertos reclamos de inversores extranjeros con respecto al proceso de pesificación efectuado y consecuentemente la definición de sus impactos económicos.

Al 31 de diciembre de 2002 y 2001 se encuentran contabilizados en la línea "Otros comprendidos en las normas de clasificación de deudores" del rubro "Otros créditos por intermediación financiera" miles de pesos 348.397 y miles de pesos 986.706 respectivamente correspondientes a créditos hipotecarios originalmente otorgados en moneda extranjera y pesificados por ley 25561 y Decreto 214 inscriptos a favor del fiduciario, en la línea "Intereses devengados a cobrar comprendidos en la norma de clasificación de deudores" del mismo rubro miles de pesos 8.346 y miles de pesos 32.422 respectivamente correspondientes a los intereses devengados y, además, en esa misma línea se encuentran contabilizados los ajustes devengados a cobrar (CER) miles de pesos 717 correspondientes a sus intereses y ajustes devengados. Dichos créditos se mantienen en el activo del Banco dado que a esa fecha el fiduciario no había emitido los títulos respectivos y el Banco mantiene el doble carácter de fiduciante y único beneficiario.

A la fecha de los presentes estados contables se encuentran constituidos los fondos que se enumeran a continuación:

1. Fondo Hipotecario BHN I, Fideicomiso Hipotecario BHN II, Fideicomiso Hipotecario BHN III, Fideicomiso Hipotecario BHN IV, Fideicomiso Hipotecario BACS I, Fideicomiso Hipotecario BACS Funding I, Fideicomiso Hipotecario BACS Funding II y Fideicomiso Hipotecario BHSA I 2002, cuyas condiciones de emisión son las siguientes:

	Títulos de deuda Clase A1/AV	Títulos de deuda Clase A2/AF	Títulos de deuda Clase B	Certificados de Participación	Total
BHN I- Emisión 29.10.1996					
Valor nominal en miles de pesos	60.292	18.778	9.302	4.652	93.024
Vencimiento declarado	25.05.2005	25.09.2001	25.01.2014	25.01.2014	
BHN II- Emisión 09.05.1997					
Valor nominal en miles de pesos	44.554	51.363	3.730	6.927	106.574
Vencimiento declarado	25.03.2011	25.07.2009	25.03.2012	25.05.2013	

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

	Títulos de deuda Clase A1/AV	Títulos de deuda Clase A2/AF	Títulos de deuda Clase B	Certificados de Participación	Total
BHN III- Emisión 29.10.1997					
Valor nominal en miles de pesos	14.896	82.090	5.060	3.374	105.420
Vencimiento declarado	31.05.2017	31.05.2017	31.05.2018	31.05.2018	
BHN IV- Emisión 15.03.2000					
Valor nominal en miles de pesos	119.500	36.500	24.375	14.625	195.000
Vencimiento declarado	31.03.2011	31.03.2011	31.01.2020	31.01.2020	
BACS I – Emisión 15.02.2001					
Valor nominal en miles de pesos	30.000	65.000	12.164	8.690	115.854
Vencimiento declarado	31.05.2010	31.05.2010	30.06.2020	30.06.2020	
BACS Funding I Emisión 15.11.2001					
Valor nominal en miles de pesos				29.907	29.907
Vencimiento declarado				15.11.2031	
BACS Funding II Emisión 23.11.2001					
Valor nominal en miles de pesos				12.104	12.104
Vencimiento declarado				23.11.2031	
BHSA I Emisión 01.02.2002					
Valor nominal en miles de pesos				43.412	43.412
Vencimiento declarado				01.02.2021	

En todos los casos los títulos clase B están subordinados al pago de los títulos clase A. Asimismo, el reembolso de los certificados de participación será efectuado una vez cancelada la totalidad de los títulos de clase A y B emitidos y en la medida que existan fondos suficientes remanentes en los fondos fiduciarios.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

Al 31 de diciembre de 2002 y 2001, el Banco mantenía en cartera los siguientes títulos correspondientes a los fondos indicados anteriormente:

	31/12/02	31/12/01
	Miles de pesos	Miles de pesos
"Otros comp. en las normas de clasificación de deudores":		
Títulos de deuda Clase B – BHN III	7.671	-
Títulos de deuda Clase B – BHN IV	29.179	-
Subtotal	36.850	-
"Otros no comp. en las normas de clasificación de deudores":		
Certificado de participación – BHN I	-	21.090
Certificado de participación – BHN II	15.356	53.234
Certificado de participación – BHN III	-	36.723
Certificado de participación – BHN IV (1)	-	88.369
Certificado de participación – BACS I (1)	-	40.354
Subtotal	15.356	239.770
Total	52.206	239.770

(1) Incluye primas de emisión.

15. CREDITOS DIVERSOS

El detalle de "Otros" del rubro "Créditos diversos" es el siguiente:

	31/12/02	31/12/01
	Miles de pesos	Miles de pesos
Anticipos y retenciones de impuestos	3.336	8.701
Cuentas a cobrar de entidades gubernamentales	5.632	12.055
Cuentas a cobrar por préstamos administrados	23.626	47.867
Gastos, impuestos y adelantos de terceros a recuperar	6.708	22.380
Bancos corresponsales	2.798	8.740
Depósitos en garantía	-	27.499
Valores a compensar	2.117	77
Otros	17.056	22.460
Total	61.273	149.779

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

16. OBLIGACIONES NEGOCIABLES Y OTRAS FINANCIACIONES

El valor nominal residual de las obligaciones negociables al 31 de diciembre de 2002 asciende a miles de pesos 2.998.986. Dicho monto está compuesto por Cédulas Hipotecarias Argentinas ("CHA") emitidas dentro del programa global de "Euro Medium Term Notes" ("EMTN") y Obligaciones Negociables simples no convertibles en acciones dentro del marco de un programa global de "Global Medium Term Notes" ("GMTN").

El saldo de las obligaciones negociables incluido en el rubro "Otras obligaciones por intermediación financiera" incluye descuentos y gastos de emisión, los que son diferidos durante la vigencia de los títulos. El valor nominal residual de cada una de las series de las obligaciones negociables emitidas es el siguiente:

	FECHA DE EMISION	FECHA DE VTO.	TASA INTERES ANUAL		VNR 31/12/02	VNR 31/12/01
					Miles de pesos	Miles de pesos
EMTN (CHA)						
Serie III (US$100.000 miles)	07/08/96	07/08/06	10,625%		44.082	28.603
GMTN						
Serie I (US$ 300.000 miles)	17/04/98	17/04/03	10,000%		1.000.358	649.087
Serie IV (US$175.000 miles)	03/12/98	03/12/08	13,000%		16.176	10.496
Serie VI (US$135.909 miles)	15/03/99	15/03/02	12,250%		15.772	291.400
Serie XVI (US$125.000 miles)	17/02/00	17/02/03	12,625%		420.375	272.762
Serie XVII (EURO 100.000 miles)	27/03/00	27/03/02	9,000%		5.000	205.375
Serie XXII (EURO 100.000 miles)	18/10/00	18/10/02	8,750%		8.367	189.515
Serie XXIII (EURO 150.000 miles)	06/02/01	06/02/04	10,750%		530.018	302.930
Serie XXIV (US$107.000 miles)	15/03/02	15/03/05	9,000%		368.588	-
Serie XXV (EURO 165.700 miles)	15/03/02	15/06/05	8,000%		590.250	-
US COMMERCIAL PAPERS						
Serie 14 (US$ 51.250 miles)	14/11/01	14/02/02	1,990%	(*)	-	111.833
Serie 15 (US$ 51.250 miles)	21/12/01	21/03/02	1,930%	(*)	-	111.833
					2.998.986	2.173.834

(*) Tasa de descuento

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

Adicionalmente el Banco obtuvo un préstamo de Citibank por miles de US$ 75.000, el cuál se encuentra bajo legislación extranjera. Posteriormente los derechos sobre dicho préstamo fueron cedidos por Citibank al fideicomiso financiero constituido en la Argentina denominado Gain Hipotecario Trust Notes Due 2005 Financial Trust cuyo fiduciario financiero, First Trust of New York National Association, emite títulos a tasa flotante (FRN) con características, términos y condiciones idénticas a las del préstamo. La tasa de interés de las operaciones activas y pasivas es LIBOR para 180 días más 325 puntos básicos.

17. CANJE DE OBLIGACIONES NEGOCIABLES

Con fecha 17 de febrero de 2002, el Banco realizó una oferta de canje de Obligaciones Negociables a los tenedores de las Series VI, XVII y XXII del programa GMTN, bajo las siguientes condiciones: (i) pago en efectivo del 15% del capital y 100% de intereses devengados hasta el 15 de marzo de 2002, (ii) entrega de Obligaciones Negociables denominadas en dólares estadounidenses con vencimiento el 15 de marzo de 2005 con un interés anual del 9%, en canje por la Serie VI (miles de US$133.541, interés 12.25% y vencimiento 15 de marzo de 2002) y (iii) entrega de Obligaciones Negociables denominadas en Euro con vencimiento el 15 de junio de 2005 con un interés anual del 8%, en canje por las Series XVII (miles de EURO 100.000, interés 9% y vencimiento 27 de marzo de 2002) y XXII (miles de EURO 100.000, interés 8.75% y vencimiento 18 de octubre de 2002).

El 25 de marzo de 2002 se cerró la operación, cuyo resultado de la oferta fue la presentación de miles de US$128.195, el 96.00% por la Serie VI; miles de EURO 98.185, el 98.18% de la Serie XVII y miles de EURO 96.287, el 96.29% de la Serie XXII.

18. INSTRUMENTOS FINANCIEROS DERIVADOS

A efectos de cubrir los riesgos de movimientos desfavorables de tasa de interés correspondientes al préstamo otorgado en las condiciones citadas en la Nota 16, el Banco entró en un swap de tasa de interés, mediante la cuál el Banco paga la tasa fija establecida en el contrato de 6,06% y cobra la tasa variable aplicable a cada ejercicio establecido, otorgando a la contraparte el derecho a cancelar el swap a fines del primer año.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

19. OTRAS OBLIGACIONES POR INTERMEDIACION FINANCIERA

La composición de la línea "Otras" incluida en el rubro "Otras obligaciones por intermediación financiera" es la siguiente:

	31/12/02 Miles de pesos	31/12/01 Miles de pesos
Cobranzas y otras operaciones por cuenta de terceros	34.020	24.347
Préstamo financiero (Nota 16)	252.225	163.657
Contrato de cobertura financiera	-	65.463
Red de Bancos Minoristas	54.088	100.433
Otras	1.143	13.587
Total	341.476	367.487

20. OBLIGACIONES DIVERSAS

La composición de "Otras" correspondiente al rubro "Obligaciones diversas" se expone a continuación:

	31/12/02 Miles de pesos	31/12/01 Miles de pesos
Acreedores varios	17.127	32.566
Otros honorarios y gastos a pagar	2.257	4.676
Fondos de garantía por préstamos	188	875
Retenciones de impuestos a ingresar	1.692	5.097
Impuestos a pagar	5.984	26.290
Retenciones y aportes sobre remuneraciones	2.207	4.398
Remuneraciones y cargas sociales a pagar	1.016	2.613
Otras	7.393	16.783
Total	37.864	93.298

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

21. INGRESOS POR SERVICIOS

El detalle de la línea "Otros" correspondiente al rubro "Ingresos por servicios" es el siguiente:

	31/12/02	31/12/01
	Miles de pesos	Miles de pesos
Primas de seguros (Nota 12)	59.830	129.563
Comisiones y servicios relacionados con préstamos	28.073	56.679
Otros	2.823	4.670
Total	90.726	190.912

22. EGRESOS POR SERVICIOS

La composición de la línea "Otros" incluida en el rubro "Egresos por servicios" es la siguiente:

	31/12/02	31/12/01
	Miles de pesos	Miles de pesos
Siniestros de seguros (Nota 12)	12.176	24.529
Impuesto a los ingresos brutos	2.335	4.573
Otros	2.943	11.448
Total	17.454	40.550

23. UTILIDADES DIVERSAS

La composición de la línea "Otros" incluida en el rubro "Utilidades diversas" es la siguiente:

	31/12/02	31/12/01
	Miles de pesos	Miles de pesos
Recupero gastos ahorro postal	564	1.352
Alquileres	845	2.371
Ajustes e intereses por créditos diversos	857	62
Recupero programa apreciación de acciones	-	4.613
Resultado por operaciones con bienes de uso y diversos	105	3.546
Otras	3.585	7.745
Total	5.956	19.689

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

24. PERDIDAS DIVERSAS

La composición de la línea "Otros" incluida en el rubro "Pérdidas diversas" es la siguiente:

	31/12/02	31/12/01
	Miles de pesos	Miles de pesos
Depreciación de bienes diversos	662	703
Impuesto a los ingresos brutos	362	761
Otros impuestos	2.015	3.108
Desafectación de bienes intangibles	7.687	-
Resultado por operaciones con bienes de uso y diversos	746	3.905
Donaciones	296	1.302
Régimen de cancelaciones bonificadas	43.629	867
Otras	4.521	7.079
Total	59.918	17.725

25. SEGURO DE GARANTIA DE LOS DEPÓSITOS

La Ley 24485, los Decretos 540/95 y 1127/98 y la Comunicación "A" 2337 y complementarias del Banco Central de la República Argentina establecen que las entidades comprendidas en la Ley de Entidades Financieras deberán destinar un aporte normal equivalente al 0,03% de su promedio mensual de saldos diarios de depósitos en cuentas corrientes, cajas de ahorros, plazos fijos, cuentas especiales, inversiones a plazo y saldos inmovilizados provenientes de los depósitos anteriormente mencionados.

Adicionalmente al aporte normal, las entidades deben efectuar un aporte adicional diferenciado de acuerdo al resultado que se obtenga de la ponderación de diversos factores.

La Comunicación "A" 3064 del Banco Central de la República Argentina dispuso que, con vigencia a partir de los aportes que correspondan al mes de enero de 2000, el aporte normal se reduzca al 0,015% sujeto a que las entidades financieras concierten con Seguro de Depósitos Sociedad Anónima ("SEDESA") contratos de préstamo con destino al Fondo de Garantía de los Depósitos. Mediante la Comunicación "A" 3153 el Banco Central de la República Argentina ha dispuesto dejar sin efecto la celebración de los contratos de préstamos indicados precedentemente a partir del mes de septiembre 2000. Sin perjuicio de ello, los créditos concertados mantendrán su vigencia en las condiciones pactadas con SEDESA hasta sus respectivas cancelaciones.

Se encuentran excluidos del seguro de garantía los depósitos a plazo fijo transferibles cuya titularidad fuera adquirida por endoso, las imposiciones captadas mediante sistemas que ofrezcan incentivos adicionales a la tasa de interés convenida, los depósitos en los que se convengan tasas de interés superiores a las de referencia

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

publicadas por el Banco Central de la República Argentina, los depósitos de entidades financieras en otros intermediarios, incluidos los certificados de plazo fijo adquiridos por negociación secundaria, los depósitos efectuados por personas vinculadas directa o indirectamente a la Entidad, los depósitos a plazo fijo de títulos valores, aceptaciones o garantías y los saldos inmovilizados provenientes de depósitos y otras obligaciones excluidas.

26. SOCIEDADES SUBSIDIARIAS

El Banco posee participación en las siguientes subsidiarias:

a. 99,99% en el capital social de BHN Sociedad de Inversión Sociedad Anónima, el que asciende a miles de pesos 18.000, cuyo objeto social es de inversión. Asimismo en dicha Sociedad Banco Hipotecario mantiene aportes irrevocables por miles de pesos 10.000. A su vez BHN Sociedad de Inversión Sociedad Anónima posee el 99,9976% de BHN Vida Sociedad Anónima y BHN Seguros Generales Sociedad Anónima, el 99% de BHN Seguros de Crédito Hipotecario Sociedad Anónima y 75% de Mortgage Systems International, LLC.

b. 99,99% en el capital social de BHN Inmobiliaria Sociedad Anónima, el que asciende a miles de pesos 1.900 y cuyo objeto social es la actividad inmobiliaria.

c. 70% en el capital social de BACS Banco de Crédito y Securitización Sociedad Anónima, el que asciende a miles de pesos 62.500 y cuya actividad principal es promover la creación y desarrollo de un mercado secundario de créditos hipotecarios en nuestro país.

d. 100% en el capital social de VR-Tasaciones y Certificaciones Sociedad Anónima, el que asciende nominalmente a miles de pesos 200. La sociedad tiene por objeto la prestación de servicios de tasación y certificación de cualquier tipo de inmuebles, urbanos o rurales, situados en la República Argentina o en el extranjero.

Al 31 de diciembre de 2002, la participación del Banco en las sociedades mencionadas se encuentra reflejada en cuentas del rubro "Participación en otras sociedades".

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

Los totales relevantes que surgen de los estados contables al 31 de diciembre de 2002 de las principales sociedades controladas son los siguientes:

	BACS Banco de Crédito y Securitización S.A. (2) Miles de pesos	**BHN Sociedad de Inversión S.A. (1) (3)** Miles de pesos	**BHN Inmobiliaria S.A. (3)** Miles de pesos
Activo	260.895	42.185	2.507
Pasivo	151.989	3.003	27
Participación de terceros	-	6.314	-
Patrimonio Neto	108.906	32.868	2.480
Resultado Neto (pérdida)	(93.797)	(11.961)	(2.918)

(1) Saldos consolidados
(2) Resultado antes de absorción – Comunicación "A" 3800 del BCRA.
(3) Estados Contables al 30/09/02.

27. RESTRICCION A LA DISTRIBUCION DE UTILIDADES

No se podrán distribuir utilidades hasta tanto los resultados no asignados al cierre de algún ejercicio económico resulten positivos.

Según lo dispuesto por la Comunicación "A" 3574 del Banco Central de la República Argentina, hasta que se comunique lo contrario, queda suspendida la distribución de utilidades.

Adicionalmente, por Comunicación "A" 3785 de fecha 29 de octubre de 2002, el BCRA limitó la distribución de dividendos en efectivo, en la medida en que la Entidad haya decidido valuar a valor técnico las tenencias de los bonos recibidos por la aplicación de los artículos 28 y 29 del Decreto 905, excepto por el importe de utilidades que supere la diferencia entre el valor de registración y el de cotización de los bonos mencionados, luego de efectuadas las apropiaciones legal y estatutariamente establecidas (ver Nota 2).

28. LIBROS RUBRICADOS

A la fecha de los presentes estados contables las operaciones de Banco Hipotecario Sociedad Anónima se encontraban registradas en los libros rubricados requeridos por la normativa vigente.

Guillermo G. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

29. OPERACIONES CON SOCIEDADES ARTICULO 33 LEY 19550

Los saldos al 31 de diciembre de 2002 son los siguientes:

	Miles de pesos
Otros Créditos por Intermediación Financiera	
BACS Banco de Crédito y Securitización S.A.	52.508
Créditos Diversos – Deudores Varios	
BHN Vida S.A.	424
BHN Seguros Generales S.A.	44
BHN Sociedad de Inversión S.A.	4
BHN Inmobiliaria S.A.	5
BACS Banco de Crédito y Securitización S.A.	239
Depósitos – Cuentas Corrientes y Plazo Fijo	
BHN Sociedad de Inversión S.A.	1.633
BHN Inmobiliaria S.A.	2.384
BHN Vida S.A.	6.027
BHN Seguros Generales S.A.	5.391
BHN Seguros de Crédito Hipotecario S.A.	133
BACS Banco de Crédito y Securitización S.A.	57
VR – Tasaciones y Certificaciones S.A.	10
Otras Obligaciones por Intermediación Financiera	
BACS Banco de Crédito y Securitización S.A.	27.463
Obligaciones Diversas- Acreedores Varios	
VR – Tasaciones y Certificaciones S.A.	85
Saldo Pendiente de Integración	
BHN Vida S.A.	(*)
BHN Seguros Generales S.A.	(*)
BHN Seguros de Crédito Hipotecario S.A.	(*)

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

		Miles de pesos
Egresos Financieros		
BHN Sociedad de Inversión S.A.		4
BHN Vida S.A.		173
BHN Seguros Generales S.A.		173
BHN Inmobiliaria S.A.		57
BACS Banco de Crédito y Securitización S.A.		35.988
Ingresos por Servicios		
BACS Banco de Crédito y Securitización S.A.		175
Cuentas de Orden		
BACS Banco de Crédito y Securitización S.A.		52.508
(*) SALDOS PENDIENTES DE INTEGRACION EN PESOS		
BHN Vida S.A.	90	
BHN Seguros Generales S.A.	90	
BHN Seguros de Crédito Hipotecario S.A.	90	

30. IMPUESTO A LAS GANANCIAS

De acuerdo con lo establecido en la Ley 24855 y en su decreto reglamentario (Decreto 924/97), los ingresos que el Banco obtiene como consecuencia de operaciones de crédito instrumentadas, acordadas, comprometidas y/o registradas hasta la fecha de inscripción de su estatuto se encuentran exentos del impuesto a las ganancias, en tanto que los ingresos originados en operaciones de crédito posteriores a esa fecha se encuentran alcanzados por dicho gravamen.

Como principio general, la ley de impuesto a las ganancias admite la deducción de aquellos gastos necesarios para obtener, mantener o conservar la ganancia gravada. Para el caso de gastos efectuados para obtener conjuntamente ganancias gravadas y no gravadas, es necesario individualizar la porción del gasto destinada a generar la ganancia alcanzada por el gravamen, que será deducible a los efectos impositivos.

La norma da preeminencia al método de asignación directa sobre el método del prorrateo para determinar la porción del gasto deducible (vinculado con la obtención de ingresos gravados), razón por la cual sólo se debería recurrir al método del prorrateo cuando no existiera posibilidad de realizar una vinculación directa entre los gastos incurridos y las ganancias gravadas y no gravadas, respectivamente.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiora
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

Hasta el ejercicio fiscal finalizado el 31 de diciembre de 1998, el Banco ha determinado el impuesto a las ganancias de acuerdo con el método del prorrateo de gastos, considerando deducibles la porción de gastos que resulta de aplicar a la totalidad de los gastos incurridos la relación entre los ingresos gravados e ingresos totales.

A partir del ejercicio fiscal finalizado el 31 de diciembre de 1999, el impuesto a las ganancias ha sido calculado dando preeminencia a la vinculación directa de los gastos con la obtención de ingresos gravados y no gravados, aplicando el método del prorrateo solamente para aquellos gastos que no era posible asignar en forma directa a cada una de esas fuentes productoras de ganancias.

Se han presentado las declaraciones juradas del impuesto a las ganancias correspondiente a los ejercicios fiscales 1999, 2000 y 2001 adoptando el criterio expuesto en el párrafo anterior, en las cuales se han exteriorizado un quebranto de aproximadamente miles de pesos 35.700, 70.900 y 145.305, respectivamente (ver Notas 31 y 32).

31. IMPUESTO A LAS GANANCIAS PRESUNTAS

El impuesto a la ganancia mínima presunta fue establecido por la Ley 25063 por el término de 10 años a partir del ejercicio 1998. Este impuesto es complementario del impuesto a las ganancias, en tanto que constituye una imposición mínima que grava la renta potencial de ciertos activos productivos a la tasa del 1%, de modo que la obligación fiscal de la Entidad coincidirá con el mayor de ambos impuestos. La mencionada ley prevé para el caso de entidades regidas por la Ley de Entidades Financieras que las mismas deberán considerar como base imponible del gravamen el 20% de sus activos gravados previa deducción de aquellos definidos como no computables. Si el impuesto a la ganancia mínima presunta excediera en un ejercicio fiscal al impuesto a las ganancias, dicho exceso podrá computarse como pago a cuenta de cualquier excedente del impuesto a las ganancias sobre el impuesto a la ganancia mínima presunta que pudiera producirse en cualquiera de los diez ejercicios siguientes.

Teniendo en cuenta lo expuesto en Nota 30, con relación al quebranto impositivo determinado por el Banco para los tres últimos ejercicios fiscales, se procedió a efectuar el cálculo del impuesto a la ganancia mínima presunta correspondiente, del que surge una obligación hasta el 31 de diciembre de 2002, de miles de pesos 5.123.

Guillermo C. Martinz
Gerencia de Contaduría
General
BANCO HIPOTECARIO S.A.

Hugo L. Chieya
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

32. ACTIVOS CONTINGENTES

De acuerdo a lo descripto en la Nota 6.13. y a raíz del uso de otro índice para la deducción de intereses en el cómputo del impuesto a las ganancias, el Banco presenta para los ejercicios fiscales cerrados el 31 de diciembre de 1999 y 2000, un quebranto en dicho impuesto que asciende en total a aproximadamente miles de pesos 106.600. Al 31 de diciembre de 2002 este monto se encuentra registrado en cuentas de orden. Por otra parte según declaración jurada presentada en mayo del corriente año a la fecha de los presentes estados contables el quebranto impositivo alcanza a miles de pesos 145.305.

33. ADQUISICION DE ACCIONES PROPIAS

Con fecha 22 de agosto de 2000, el Directorio dispuso autorizar la adquisición de acciones representativas del capital social del propio Banco en los términos del art. 220 inciso 2 de la Ley 19550, motivada por la necesidad de resguardar el precio de la acción ante la volatilidad del mercado que dada su escasa liquidez, expondría a la misma a fluctuaciones inconvenientes. Esta medida fue aprobada por la Asamblea General Ordinaria del 31 de mayo de 2001.

En virtud a la autorización indicada en el párrafo anterior, en diciembre de 2000, el Banco adquirió acciones propias. Al cierre de los presentes estados contables la tenencia de acciones propias se encuentra registrada en el rubro "Títulos Públicos y Privados" valuada a su precio de cotización al cierre del ejercicio.

34. AGENTE DE MERCADO ABIERTO

De acuerdo a lo normado por la Resolución N° 290 de la Comisión Nacional de Valores y sus modificatorias, se informa que el patrimonio mínimo requerido por las normas del Banco Central de la República Argentina supera el establecido en la citada disposición, y el mismo se halla debidamente integrado al cierre del ejercicio.

35. PUBLICACIÓN DE ESTADOS CONTABLES

De acuerdo con lo previsto en la Comunicación "A" 760, la previa intervención del Banco Central de la República Argentina no es requerida a los fines de la publicación de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

36. ACTIVIDADES FIDUCIARIAS

El Banco actúa como agente financiero de ciertos emprendimientos constructivos, en el marco de la "Operatoria Titulización – Línea de Crédito para la Financiación de Emprendimientos Constructivos con Transmisión de Dominio Fiduciario".

Por esta operatoria se conforma un fideicomiso en garantía compuesto por los bienes comprendidos en los correspondientes contratos, cuya propiedad fiduciaria se transmite al Banco en su carácter de Fiduciario. Ejerciendo como tal las facultades que se le otorgan en el Fideicomiso, con el propósito de proteger los intereses del Acreedor amparados bajo la Garantía.

Al 31 de diciembre de 2002, los créditos bajo esta operatoria alcanzan la suma de miles de pesos 99.367. De los cuales, el Banco administra algunos emprendimientos constructivos motivados en la ejecución de la garantía constituida en seguridad de dichos créditos. Al 31 de diciembre de 2002 tal monto asciende a miles de pesos 97.547 los cuales se encuentran contabilizados en la línea "Préstamos – Hipotecarios".

Guillermo C. Martinz
Gerencia de Contaduría
General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL CONSOLIDADO

Correspondiente al ejercicio económico finalizado el 31/12/2002
Comparativo con el ejercicio anterior
En miles de pesos

	2002	2001
ACTIVO		
A Disponibilidades	**121.952**	**128.349**
Efectivo	50.961	11.598
Bancos y corresponsales	70.991	116.751
B Títulos Públicos y Privados (Nota 2.3.)	**1.423.059**	**251.984**
Tenencias en cuentas de inversión	1.226.752	-
Tenencias para operaciones de compra-venta o intermediación	35.496	72
Títulos públicos sin cotización	127.392	96.787
Inversión en títulos privados con cotización	45.324	155.125
Previsiones	(11.905)	-
C Préstamos (Anexo B y Nota 2.4.)	**2.922.275**	**5.781.860**
Al Sector Público no financiero	829.091	441.664
Al Sector Financiero	7.438	14.528
Al Sector Privado no financiero y residentes en el exterior	2.666.580	6.069.936
Adelantos	99.008	-
Hipotecarios	2.232.031	5.994.709
Cobros no aplicados	(13.098)	(44.177)
Otros	306.883	5.062
Intereses y diferencias de cotización devengados a cobrar	41.756	114.342
Previsiones	(580.834)	(744.268)
D Otros créditos por intermediación financiera (Anexo B y Notas 2.5. y 2.11.)	**3.592.655**	**3.035.634**
Banco Central de la República Argentina	1.999	2.920
Montos a cobrar por ventas contado a liquidar y a término	55.502	344.359
Especies a recibir por compras contado a liquidar y a término	-	1.226.857
Otros no comprendidos en las normas de clasificación de deudores	3.138.038	467.559
Otros comprendidos en las normas de clasificación de deudores	408.765	1.010.643
Intereses dev. a cobrar comp. en las normas de clasif. de deudores	16.350	44.393
Previsiones	(27.999)	(61.097)

6

Guillermo C. Martínez
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

Firmado a los efectos de su identificación con nuestro informe de fecha 19/02/2003
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

BANCO
HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL CONSOLIDADO

Correspondiente al ejercicio económico finalizado el 31/12/2002
Comparativo con el ejercicio anterior
En miles de pesos

	2002	2001
F Participaciones en otras sociedades (Nota 2.6.)	**2.597**	**5.490**
Otras	2.597	5.490
G Créditos diversos (Anexo B)	**39.302**	**106.779**
Otros	68.808	157.373
Intereses devengados a cobrar	1.698	3.705
Previsiones	(31.204)	(54.299)
H Bienes de uso (Nota 2.7.)	**101.105**	**107.558**
I Bienes diversos (Nota 2.7.)	**35.305**	**36.576**
J Bienes intangibles (Nota 2.9.)	**15.016**	**31.008**
Gastos de organización y desarrollo	15.016	31.008
K Partidas pendientes de imputación	**17.995**	**2.254**
TOTAL DE ACTIVO	**8.271.261**	**9.487.492**

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 19/02/2003
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL CONSOLIDADO

Correspondiente al ejercicio económico finalizado el 31/12/2002
Comparativo con el ejercicio anterior
En miles de pesos

		2002	2001
	PASIVO		
M	**Depósitos (Nota 2.10.)**	**119.695**	**355.054**
	Sector Público no Financiero	14.390	24.813
	Sector Financiero	6.148	4.393
	Sector Privado no Financiero y Residentes en el exterior	99.157	325.848
	Cuentas Corrientes	5.592	35.983
	Caja de Ahorros	21.020	57.086
	Plazo Fijo	113	206.352
	Otros	61.301	4.222
	Intereses y diferencias de cotización devengados a pagar	11.131	22.205
N	**Otras obligaciones por intermediación financiera (Nota 2.11.)**	**6.521.791**	**4.398.816**
	Banco Central de la República Argentina - Otros -	2.026.987	204.227
	Redescuento para atender situaciones de iliquidez	46.011	141.976
	Otros	1.980.976	62.251
	Bancos y Organismos internacionales	533.353	122.684
	Obligaciones negociables no subordinadas	2.998.986	2.144.269
	Montos a pagar por compras contado a liquidar y a término	76.693	889.448
	Especies a entregar por ventas contado a liquidar y a término	-	375.256
	Financiaciones recibidas de entidades financieras locales	225.029	226.910
	Otras	341.476	367.487
	Intereses y diferencias de cotización devengados a pagar	319.267	68.535
O	**Obligaciones Diversas**	**43.422**	**107.508**
	Honorarios	2.246	6.640
	Otras	41.176	100.868
P	**Previsiones (Nota 2.8.)**	**123.061**	**112.917**
R	**Partidas pendientes de imputación**	**9.173**	**8.367**
	TOTAL DE PASIVO	**6.817.142**	**4.982.662**
T	**Participación de terceros**	**38.987**	**48.558**
	PATRIMONIO NETO (Nota 2.14.)	**1.415.132**	**4.456.272**
	TOTAL DE PASIVO MAS PATRIMONIO NETO	**8.271.261**	**9.487.492**

Las notas son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

Firmado a los efectos de su identificación con nuestro informe de fecha 19/02/2003
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

BANCO HIPOTECARIO

ESTADO DE RESULTADOS CONSOLIDADO

Correspondiente al ejercicio económico finalizado el 31/12/2002
Comparativo con el ejercicio anterior
En miles de pesos

	2002	2001
A Ingresos Financieros	**850.528**	**937.114**
Intereses por disponibilidades	1.015	7.029
Intereses por préstamos al sector financiero	3.874	42.739
Intereses por adelantos	2.852	-
Intereses por préstamos hipotecarios	263.525	640.800
Intereses por otros préstamos	8.420	27.505
Intereses por otros créditos por intermediación financiera	52.222	102.484
Resultado neto de títulos públicos y privados	-	56.601
Resultado neto por opciones	544	382
Resultado préstamos garantizados - Decreto 1387/01.	34.900	7.511
Ajuste por cláusula CER	328.909	-
Otros	154.267	52.063
B Egresos Financieros	**1.293.506**	**497.848**
Intereses por depósitos en cuentas corrientes	208	5.835
Intereses por depósitos en cajas de ahorros	128	2.128
Intereses por depósitos en plazo fijo	5.701	80.570
Intereses por financiaciones del sector financiero	72.796	5.401
Intereses por otras obligaciones por intermediación financiera	425.522	340.432
Otros intereses	129.750	5.069
Resultado neto de Títulos públicos y privados	88.219	-
Ajuste por clúausula CER	563.114	-
Otros	8.068	58.413
MARGEN BRUTO DE INTERMEDIACION	(442.978)	439.266
C Cargo por incobrabilidad	**425.638**	**146.482**
D Ingresos por servicios	**105.345**	**208.496**
Vinculados con operaciones pasivas	3.549	8.131
Otros	101.796	200.365
E Egresos por servicios	**65.542**	**85.979**
Comisiones	47.628	44.914
Otros	17.914	41.065
F Resultado monetario por intermediación financiera	**(2.423.033)**	**-**

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 19/02/2003
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ESTADO DE RESULTADOS CONSOLIDADO

Correspondiente al ejercicio económico finalizado el 31/12/2002
Comparativo con el ejercicio anterior
En miles de pesos

		2002	2001
G	**Gastos de Administración**	**151.202**	**304.985**
	Gastos en personal	90.376	171.768
	Honorarios a directores y síndicos	2.794	3.932
	Otros honorarios	9.213	27.093
	Propaganda y publicidad	535	15.403
	Impuestos	10.676	24.429
	Otros gastos operativos	34.813	56.558
	Otros	2.795	5.802
H	**Resultado monetario por egresos operativos**	**14.024**	**-**
	RESULTADO NETO POR INTERMEDIACION FINANCIERA	**(3.389.024)**	**110.316**
I	**Participación de terceros**	**23.600**	**(615)**
J	**Utilidades diversas**	**57.204**	**124.702**
	Intereses punitorios	11.795	13.420
	Créditos recuperados y previsiones desafectadas	38.150	90.415
	Ajuste cláusula CER	900	-
	Otros	6.359	20.867
K	**Pérdidas diversas**	**145.330**	**45.900**
	Resultado por participaciones permanentes	3.157	903
	Intereses punitorios y cargos a favor del BCRA	26	155
	Cargos por incob. de cred. diversos y por otras prev.	81.781	24.767
	Otros	60.366	20.075
L	**Resultado monetario por otras operaciones**	**55.814**	**-**
	RESULTADO NETO ANTES DEL IMPUESTO A LAS GANANCIAS	**(3.397.736)**	**188.503**
J	**Impuesto a las ganancias (Nota 2.13.)**	**-**	**3.868**
	RESULTADO NETO DEL EJERCICIO - GANANCIA - (PERDIDA) ANTES DE LA ABSORCION	**(3.397.736)**	**184.635**
	Absorción "Ad - referendum" de la Asamblea - con Diferencia de Valuación no Realizada (Nota 3)	**356.596**	**-**
	RESULTADO NETO DEL EJERCICIO - GANANCIA - (PERDIDA) DESPUES DE LA ABSORCION	**(3.041.140)**	**184.635**

Las notas son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 19/02/2003
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ESTADO DE ORIGEN Y APLICACION DE FONDOS CONSOLIDADO

Correspondiente al ejercicio económico finalizado el 31/12/2002
Comparativo con el ejercicio anterior
En miles de pesos

	2002	2001
Variación de fondos		
Disponibilidades al inicio del ejercicio reexpresadas	128.349	199.837
Disminución de los fondos	(6.397)	(71.488)
Disponibilidades al cierre del ejercicio	121.952	128.349
Causas de variación de los fondos		
Más:		
Ingresos financieros cobrados	756.874	887.224
Ingresos por servicios cobrados	136.620	187.977
Menos:		
Egresos financieros pagados	1.053.666	501.532
Egresos por servicios pagados	65.542	85.979
Gastos de administración pagados	169.804	301.409
Fondos originados (o aplicados) en las operaciones ordinarias	(395.518)	186.281
Otras causas de origen de fondos	4.743.020	1.047.037
Aumento neto de otras oblig. Por interm. financiera	1.816.697	
Disminución neta de títulos públicos y privados	-	174.348
Disminución neta de préstamos	2.555.631	655.385
Disminución neta de otros activos	78.345	83.428
Aporte de capital de terceros-participacion minoritaria		9.174
Otros orígenes de fondos	292.347	124.702
Total de orígenes de fondos	**4.347.502**	**1.233.318**
Otras causas de aplicación de fondos	4.254.617	1.304.806
Aumento neto de títulos públicos y privados	1.171.075	-
Aumento de otros créditos por intermediación financiera	560.826	336.102
Disminución neta de depósitos	224.422	523.907
Disminución neta de Otras obligaciones por intermediacion financiera	-	338.134
Disminución neta de otros pasivos	44.381	60.763
Otras aplicaciones de fondos	2.253.913	45.900
Total de aplicaciones de fondos	**4.254.617**	**1.304.806**
Resultado monetario generado por disponibilidades	99.282	
Disminución de los fondos	(6.397)	(71.488)

Las notas son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 19/02/2003
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

BANCO HIPOTECARIO

CUENTAS DE ORDEN CONSOLIDADO

Correspondiente al ejercicio económico finalizado el 31/12/2002
Comparativo con el ejercicio anterior
En miles de pesos

	2002	2001
DEUDORAS	7.152.584	18.246.190
Contingentes	**3.629.699**	**7.801.467**
Créditos acordados	97.567	40.973
Garantías recibidas	2.374.036	6.799.814
Otras no comp. en las normas de clasif. de deudores	251.924	232.651
Cuentas contingentes deudoras por contra	906.172	728.029
De control	**3.522.885**	**10.165.338**
Créditos clasificados irrecuperables	533.413	1.145.338
Otras	2.989.472	9.019.804
Cuentas de control deudoras por contra	-	196
De derivados	**-**	**279.385**
Otras	-	84.065
Cuentas de derivados deudoras por contra	-	195.320
ACREEDORAS	7.152.584	18.246.190
Contingentes	**3.629.699**	**7.801.467**
Créditos acordados (saldos no utilizados) comp. en las normas de clasif. de deudores (Anexo B)	4.319	43.345
Garantías otorgadas al BCRA	862.960	571.784
Otras garantías otorgadas no comprendidas en las normas de clasificación de deudores	41.055	112.900
Cuentas contingentes acreedoras por contra	2.721.365	7.073.438
De control	**3.522.885**	**10.165.338**
Valores por acreditar	142	-
Otras	-	196
Cuentas de control acreedoras por contra	3.522.743	10.165.142
De Derivados	**-**	**279.385**
Valor "nocional" de opciones por compra lanzadas	-	195.320
Cuentas de derivados acreedoras por contra	-	84.065

Las notas son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 19/02/2003
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ANEXO (B)

CLASIFICACION DE LAS FINANCIACIONES POR SITUACION Y GARANTIAS RECIBIDAS CONSOLIDADO

Correspondiente al ejercicio económico finalizado el 31/12/2002
Comparativo con el ejercicio anterior
En miles de pesos

CARTERA COMERCIAL	2002	2001
En situación normal	**1.307.814**	**562.684**
Con garantías y contragarantías preferidas "B"	841.029	520.793
Sin garantías ni contragarantías preferidas	466.785	41.891
Con riesgo potencial	**561**	**23.722**
Con garantías y contragarantías preferidas "B"	561	23.722
Sin garantías ni contragarantías preferidas	-	-
Con problemas	**-**	**14.780**
Con garantías y contragarantías preferidas "B"	-	9.872
Sin garantías ni contragarantías preferidas	-	4.908
Con alto riesgo de insolvencia	**9.510**	**64.066**
Con garantías y contragarantías preferidas "B"	2.206	44.303
Sin garantías ni contragarantías preferidas	7.304	19.763
Irrecuperable	**97.201**	**247.323**
Con garantías y contragarantías preferidas "B"	16.723	135.349
Sin garantías ni contragarantías preferidas	80.478	111.974
Irrecuperable por disposición técnica	**-**	**9.202**
Con garantías y contragarantías preferidas "B"	-	5.567
Sin garantías ni contragarantías preferidas	-	3.635
TOTAL CARTERA COMERCIAL	**1.415.086**	**921.777**

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 19/02/2003
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ANEXO (B)

Continuación

CLASIFICACION DE LAS FINANCIACIONES POR SITUACION Y GARANTIAS RECIBIDAS CONSOLIDADO

Correspondiente al ejercicio económico finalizado el 31/12/2002
Comparativo con el ejercicio anterior
En miles de pesos

CARTERA DE CONSUMO Y VIVIENDA	2002	2001
Cumplimiento normal	**1.636.994**	**5.304.316**
Con garantías y contragarantías preferidas "B"	1.570.831	4.794.248
Sin garantías ni contragarantías preferidas	66.163	510.068
Cumplimiento inadecuado	**238.080**	**530.146**
Con garantías y contragarantías preferidas "B"	228.213	501.761
Sin garantías ni contragarantías preferidas	9.867	28.385
Cumplimiento deficiente	**160.993**	**277.059**
Con garantías y contragarantías preferidas "B"	154.229	262.184
Sin garantías ni contragarantías preferidas	6.764	14.875
De difícil recuperación	**203.075**	**321.932**
Con garantías y contragarantías preferidas "B"	191.725	300.567
Sin garantías ni contragarantías preferidas	11.350	21.365
Irrecuperable	**252.194**	**192.969**
Con garantías y contragarantías preferidas "B"	185.078	129.562
Sin garantías ni contragarantías preferidas	67.116	63.407
Irrercuperable por disposición Técnica	**26.121**	**76.310**
Con garantías y contragarantías preferidas "B"	22.880	71.886
Sin garantías ni contragarantías preferidas	3.241	4.424
TOTAL CARTERA DE CONSUMO Y VIVIENDA	**2.517.457**	**6.702.732**
TOTAL GENERAL	**3.932.543**	**7.624.509**

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 19/02/2003
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriela I. Slavich
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 195 Folio 143

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

1. BASES DE CONSOLIDACION

Los presentes estados contables reflejan las operaciones consolidadas de Banco Hipotecario Sociedad Anónima y BACS Banco de Crédito y Securitización Sociedad Anónima correspondientes a los ejercicios económicos finalizados el 31 de diciembre de 2002 y 2001 y BHN Sociedad de Inversión Sociedad Anónima correspondientes a los períodos económicos finalizados el 30 de septiembre de 2002 y 31 de diciembre de 2001.

No obstante mantener el Banco Hipotecario Sociedad Anónima el control accionario en BHN Inmobiliaria Sociedad Anónima y a partir del 3 octubre de 2000 en VR–Tasaciones y Certificaciones Sociedad Anónima, dichas participaciones no han sido consolidadas dado que la gerencia considera que para el primer caso su actividad no resulta homogénea ni complementaria con la del Banco y la segunda por ser poco significativa.

La participación de Banco Hipotecario Sociedad Anónima en las sociedades consolidadas y no consolidadas al 31 de diciembre de 2002 es la siguiente:

- BACS Banco de Crédito y Securitización Sociedad Anónima: 43.750.000 de acciones escriturales ordinarias de $ 1 cada una con derecho a un voto por acción que representa el 70% del capital social.
- BHN Sociedad de Inversión Sociedad Anónima: 17.999.920 de acciones escriturales ordinarias de valor $1 cada una con derecho a un voto por acción que representan el 99,99% del capital social.
- BHN Inmobiliaria Sociedad Anónima: 1.899.880 de acciones escriturales ordinarias de valor $ 1 cada una con derecho a un voto por acción que representan 99,99% del capital social.
- VR – Tasaciones y Certificaciones Sociedad Anónima: 100.000 de acciones ordinarias de valor $ 1 cada una con derecho a un voto por acción que representan el 100% del capital social.

Guillermo C. Martinz
Gerente de Contaduría
General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Miguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

El procedimiento para la incorporación de las cuentas correspondientes a las sociedades controladas y consolidadas BHN Sociedad de Inversión Sociedad Anónima - consolidada - y BACS Banco de Crédito y Securitización Sociedad Anónima fue el siguiente:

1.1. El estado contable del Banco ha sido preparado de acuerdo a normas de exposición y valuación de Banco Central de la República Argentina, incluyendo los saldos consolidados línea por línea del estado de situación patrimonial, estado de resultados, cuentas de orden, estado de origen y aplicación de fondos y anexo B.

1.2. Se eliminaron del estado de situación patrimonial, estado de resultados, cuentas de orden, de origen y aplicación de fondos y anexo B las partidas originadas en operaciones entre las sociedades, no trascendidas a terceros.

1.3. La porción del patrimonio neto de la sociedad controlada de propiedad de terceros, se expone en el estado de situación patrimonial consolidado en la línea "participación de terceros".

1.4. La porción del resultado de la sociedad controlada que corresponde a terceros, se expone en el estado de resultado consolidado en la línea "participación de terceros".

2. BASES DE PRESENTACION DE LOS ESTADOS CONTABLES CONSOLIDADOS

Los estados contables consolidados de Banco Hipotecario Sociedad Anónima han sido preparados de acuerdo a las disposiciones de la Comunicación "A" 2813 complementarias y modificatorias emitidas por el Banco Central de la República Argentina referidas al Régimen Informativo Contable para publicación trimestral/anual y con los lineamientos de la Resolución Técnica N° 8 de la Federación Argentina de Consejos Profesionales en Ciencias Económicas.

Los estados contables consolidados de BHN Sociedad de Inversión Sociedad Anónima y estados contables básicos de BACS Banco de Crédito y Securitización Sociedad Anónima han sido preparados teniendo en cuenta criterios similares a los aplicados por Banco Hipotecario Sociedad Anónima.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

A partir del 1 de enero de 2002, y como consecuencia de la aplicación de la Comunicación "A" 3702, basada en la derogación de toda norma legal y reglamentaria que impedía la reexpresión de saldos contables a moneda de cierre, el Banco ha reanudado la aplicación del Ajuste por Inflación, siguiendo el método de reexpresión establecido por la Resolución Técnica Nro. 6 de la Federación Argentina de Consejos Profesionales en Ciencias Económicas.

Los estados contables se presentan en forma comparativa con los del ejercicio anterior. A tal efecto, los estados contables del ejercicio finalizado el 31 de diciembre de 2001, fueron reexpresados a moneda del 31 de diciembre de 2002, mediante la aplicación del coeficiente de ajuste derivado del índice de precios internos al por mayor publicado por el Instituto Nacional de Estadísticas y Censos (INDEC).

Los principales criterios de exposición y valuación seguidos para su preparación, se describen a continuación:

2.1. Activos y pasivos en moneda extranjera

Se han valuado al tipo de cambio de referencia del dólar estadounidense difundido por el BCRA vigente al cierre de las operaciones del último día hábil del ejercicio finalizado el 31 de diciembre de 2002. Al 31 de diciembre de 2001 los activos y pasivos en moneda extranjera se encontraban valuados al tipo de cambio $1,00 por dólar estadounidense, teniendo en cuenta la vigencia de la Ley 23928.

Por Comunicación "A" 3439 del BCRA, la Federación Argentina de Consejos Profesionales en Ciencias Económicas y la Resolución General 392 de la CNV los activos y pasivos nominados en moneda extranjera al 31 de diciembre de 2001 fueron valuados al tipo de cambio de $ 1,00 por dólar estadounidense o su equivalente de tratarse de otra moneda extranjera, los efectos de la devaluación de la moneda nacional fueron reconocidos contablemente en los presentes estados contables, incluyendo la registración contable de la compensación a Entidades Financieras dispuesta por Decreto 905 de Poder Ejecutivo Nacional.

2.2. Devengamiento de intereses y ajustes de capital (CER y CVS)

El devengamiento de intereses para la totalidad de las operaciones activas en moneda nacional y en moneda extranjera y cuyo lapso de vigencia supere los noventa y dos días se ha efectuado siguiendo el método exponencial, interrumpiéndose el devengamiento de intereses para préstamos cuya mora supera los noventa días.

Los ajustes de capital por aplicación del CER fueron devengados de acuerdo con normas emitidas por el BCRA, interrumpiéndose el devengamiento mismo para préstamos cuya mora supera los noventa días.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

2.3. Títulos públicos y privados

Con cotización - Del país y del exterior:

Los títulos clasificados en las cuentas de "Tenencias para operaciones de compra-venta o intermediación" e "Inversiones en títulos privados con cotización" se han valuado de acuerdo al valor de cotización al último día de operaciones del ejercicio y con la deducción de la previsión estimada, en caso de corresponder.

Los Bonos del Gobierno Nacional BODEN en US$ 2012 clasificados en las cuentas de "Tenencias en cuentas de inversión" se han incorporado por su valor técnico, con los considerandos establecidos en la Comunicación "A" 3785. Al fin de cada período se acrecientan en función de los intereses devengados según las condiciones de emisión. El nuevo saldo en moneda extranjera se convierte a pesos según el tipo de cambio de referencia publicado por el BCRA.

Los Bonos del Gobierno Nacional BODEN recibidos en dación en pago de titulares de préstamos hipotecarios han sido valuados a su poder cancelatorio de asistencias recibida del BCRA, esto es a $1.40 más CER e intereses devengados.

Los títulos públicos nacionales originalmente emitidos en moneda extranjera y bajo legislación local, han sido pesificados a la relación $1,40 por dólar estadounidense, de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias.

Sin cotización - Del país:

Los títulos clasificados en las cuentas de "Títulos públicos sin cotización" se encuentran valuados al valor de costo más las rentas devengadas pendientes de cobro.

2.4. Préstamos

La cartera de préstamos en situación regular y cuya mora no supere los noventa días se encuentra valuada por los capitales efectivamente prestados, más los intereses capitalizados, netos de amortizaciones de capital percibidas y reconsideraciones de saldos de deuda, más ajustes (CER en los casos que corresponda) e intereses devengados a cobrar y deducida la previsión estimada para cubrir riesgos de incobrabilidad.

Los préstamos garantizados se encuentran valuados de acuerdo al origen de los mismos, como i) recibidos por el canje de títulos públicos nacionales, de acuerdo con lo establecido por el Decreto 1387/01, han sido

Guillermo C. Martinz
Gerente de Contaduria
General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

valuados a la relación establecida por el Ministerio de Economía (valor nominal más intereses corridos al 6 de noviembre de 2001 menos cupones a cobrar hasta el 30 de noviembre de 2001), manteniendo al efecto el valor que dichos títulos públicos registraban en cuentas de inversión, ii) recibidos en canje por títulos públicos aceptados por cancelación de préstamos que se encontraban en situación irregular (Comunicación "A" 3348), han sido valuados a valor nominal menos previsión por riesgo de incobrabilidad o valor de cotización de los mismos, el mayor. La diferencia positiva entre el valor nominal de los préstamos recibidos y el valor que dichos títulos canjeados registraban en cuentas de inversión o valor contable según corresponda, se devenga en forma lineal durante la vida de los citados préstamos. Los préstamos garantizados originalmente emitidos en moneda extranjera y bajo legislación local, han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias, aplicándose sobre dicho monto el CER desde el 3 de febrero de 2002.

Otros préstamos al sector público, no incluidos en el párrafo anterior, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias aplicándose el CER a partir del 3 de febrero de 2002 y estableciendo tasas máximas de acuerdo al prestatario.

Los préstamos al sector privado no financiero, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,00 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias aplicándose el CER y CVS a partir del 3 de febrero de 2002 y estableciéndose tasas máximas de acuerdo al prestatario.

2.5. Otros créditos por intermediación financiera

Los créditos hipotecarios individuales cedidos en fideicomiso pendientes de titulización registrados en el presente rubro se han valuado y pesificado siguiendo el criterio expuesto en el punto 2.2. y 2.4.

Los pases pasivos efectuados con títulos públicos en cuentas de inversión y préstamos garantizados han sido valuados y pesificados aplicando el criterio expuesto en los puntos 2.3. y 2.4. para títulos públicos en cuentas de inversión y préstamos garantizados, respectivamente.

El importe registrado en la cuenta "Otros no comprendidos en las normas de clasificación de deudores - Compensación a Recibir del Gobierno Nacional" incluye el equivalente en pesos a su valor técnico del derecho a recibir, hasta tanto el BCRA acredite el remanente de los BODEN 2012 en dólares estadounidenses mantenidos en resguardo, para cubrir la diferencia negativa en la posición neta entre activos y pasivos denominados en moneda extranjera resultante de la conversión a pesos - a diferentes relaciones de cambio - de las financiaciones otorgadas y obligaciones en moneda extranjera.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

2.6. Participaciones en otras sociedades

Este rubro comprende las tenencias accionarias que el Banco mantiene en:

- BHN Inmobiliaria Sociedad Anónima, sociedad controlada con actividad no homogénea. Dicha participación se encuentra registrada a su valor patrimonial proporcional.

- Otras tenencias accionarias: Mercado Abierto Electrónico Sociedad Anónima, ACH Sociedad Anónima, VR–Tasaciones y Certificaciones Sociedad Anónima, Mortgage.com Inc. y VR-Particulares Sociedad Anónima. Dichas participaciones se encuentran registradas a su valor de costo o valor estimado de recupero, el menor.

2.7. Bienes de uso y diversos

Estos bienes se encuentran registrados a su valor de costo reexpresados en moneda constante al 31 de diciembre de 2002, neto de las depreciaciones acumuladas calculadas por el método de línea recta en función de la vida útil estimada de los bienes. El costo de los bienes incorporados antes del 31 de diciembre de 1994 se encuentran reexpresados en moneda constante de esa fecha, en tanto que los movimientos posteriores a dicha fecha se encuentran valuados a moneda corriente del ejercicio al que corresponden.

El Banco registra en el rubro "Bienes Diversos – Bienes Tomados en Defensa del Crédito", unidades de vivienda ingresadas al patrimonio del Banco en concepto de cancelación de créditos hipotecarios, provenientes de la operatoria titulización de hipotecas con transmisión de dominio fiduciario. Pasado los seis meses de ingresados los mismos, son reclasificados en el rubro "Bienes Diversos – Otros Bienes Diversos".

Los valores residuales de los bienes en su conjunto no exceden los valores de utilización económica, excepto por los bienes destinados a la venta, los cuales no superan su valor neto de realización.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

2.8. Primas por seguros sobre viviendas, de vida y de desempleo en operaciones de préstamos

La política del Banco es reconocer los ingresos por primas en oportunidad de producirse el devengamiento de la cuota del préstamo respectivo, excepto para aquellos préstamos cuya mora supere los noventa días, en tanto que los cargos por siniestros son imputados a resultados en el ejercicio en que éstos ocurren.

En los estados contables se refleja una reserva técnica por miles de pesos 11.925 que se expone en el Patrimonio Neto en la columna Reservas de Utilidades – Otras y una reserva por la actividad de seguros, calculada de acuerdo a las disposiciones vigentes de la Superintendencia de Seguros de la Nación por miles de pesos 10.108 y miles de pesos 22.360 al 31 de diciembre de 2002 y 2001, respectivamente, expuesta en el rubro "Previsiones" del Pasivo.

2.9. Bienes intangibles

Corresponde a gastos de organización y desarrollo de sistemas del Banco Hipotecario SA y gastos de organización por constitución y puesta en marcha y software de computación de BHN Sociedad de Inversión SA y BACS Banco de Crédito y Securitización SA. Los mismos han sido reexpresados en moneda constante al 31 de diciembre de 2002, y se amortizan sobre base mensual y por el método de línea recta en función de la vida útil asignada.

2.10. Depósitos

Los depósitos se encuentran valuados a su valor de imposición, más ajustes (CER) e intereses devengados en caso de corresponder. La retribución fija de cada operación se devenga en forma exponencial, en tanto que la retribución variable se devenga aplicando la proporción de retribución pactada a la variación positiva en el precio del activo financiero o índice de activos financieros, operada entre el momento de concertación y el cierre de mes.

Los depósitos, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo a lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias, aplicándose el CER a partir del 3 de febrero de 2002.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

2.11. Otras obligaciones por intermediación financiera

Las operaciones originalmente pactadas en moneda extranjera de opciones y futuros liquidadas y/o con acuerdo de liquidación escritos entre las partes con anterioridad a la vigencia de Decreto 992 se encuentran valuadas a los distintos tipos de cambio pactados en la liquidación de cada operación entre las partes. Las restantes operaciones no renegociadas a la fecha de vigencia del citado decreto han sido pesificadas a la relación de cambio $ 1,40 por dólar estadounidense.

2.12. Indemnizaciones por despido

El Banco no constituye previsiones para cubrir el riesgo de las indemnizaciones por despido del personal. Las erogaciones correspondientes a este concepto son cargadas a los resultados del ejercicio en que se producen.

2.13. Impuesto a las ganancias

De acuerdo a lo establecido en el artículo 28 de la Ley 24855, Banco Hipotecario Sociedad Anónima está alcanzado por el impuesto a las ganancias, excepto para todas las operaciones de crédito para la vivienda concretadas con anterioridad al 23 de Octubre de 1997, fecha de inscripción del estatuto en la Inspección General de Justicia.

El Banco reconoce, cuando corresponda, los cargos a resultados y registra una provisión en el pasivo por el impuesto determinado sobre sus operaciones imponibles en el ejercicio fiscal al que correspondan.

2.14. Patrimonio neto

a. Capital social, reservas y ajuste de capital:

Los movimientos y saldos en cuentas del patrimonio neto anteriores al 31 de diciembre de 1994 han sido reexpresados en moneda de esa fecha, siguiendo el método expuesto en el tercer párrafo de la presente nota. Los movimientos posteriores a dicha fecha se encuentran expuestos en moneda corriente del ejercicio al que corresponden. Los saldos de cuentas del Patrimonio Neto al 31 de diciembre de 2002 se encuentran reexpresados en moneda de cierre del ejercicio. El ajuste derivado de la reexpresión del saldo de "Capital Social" fue imputado a "Ajustes al Patrimonio".

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

b. Resultados:

Se encuentran imputados los resultados devengados en el ejercicio, reexpresados en moneda de cierre, con independencia de que se haya efectivizado su cobro o pago. Los resultados monetarios por exposición a la inflación fueron determinados según se indica:

a) Resultado monetario por intermediación financiera: incluye el resultado por exposición a la inflación originado en activos y pasivos relacionados con el ejercicio de la actividad de intermediación habitual entre la oferta y la demanda de recursos financieros.

b) Resultado monetario vinculado con egresos operativos: incluye el resultado por exposición a la inflación originado en activos y pasivos monetarios en pesos, relacionados con gastos de administración.

c) Resultado monetario por otras operaciones: Incluye el resultado por exposición a la inflación originado en activos y pasivos que no están relacionados con la intermediación financiera.

En los presentes estados contables se ha imputado en la cuenta "Diferencia de Valuación no realizada", la diferencia positiva entre el Patrimonio Neto al 31 de diciembre de 2001 y el que surge de ajustar la posición neta en moneda extranjera convertida a pesos al tipo de cambio $1,40 por dólar estadounidense.

El Directorio del Banco ejerció la opción otorgada por la Comunicación "A" 3800 del BCRA de absorber anticipadamente las pérdidas producidas en el corriente año hasta la concurrencia del saldo registrado en la cuenta "Diferencia de Valuación no realizada".

La preparación de estados contables requiere por parte del Directorio del Banco la realización de estimaciones que afectan activos y pasivos, resultados del ejercicio y la determinación de activos y pasivos contingentes a la fecha de los mismos. Dado que dichas estimaciones involucran juicios de valor respecto de la probabilidad de ocurrencia de hechos futuros, los resultados reales pueden diferir de los estimados pudiendo ocasionar pérdidas o ganancias que afecten los ejercicios subsecuentes. Por otra parte se han considerado todas las disposiciones legales y reglamentarias vigentes hasta la fecha de presentación.

La información de los estados contables del ejercicio anterior, que se presenta a fines comparativos ha sido reexpresada de acuerdo con la metodología mencionada en la presente nota en moneda de cierre al 31 de diciembre de 2002 e incluye ciertas reclasificaciones y ajustes que contemplan aspectos específicos de exposición a los efectos de presentarla sobre bases uniformes con las del presente ejercicio.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

3. DIFERENCIAS ENTRE NORMAS DEL BCRA Y NORMAS CONTABLES PROFESIONALES

Al 31 de diciembre de 2002, se han registrado en el rubro Otros Créditos por Intermediación Financiera - Compensación a recibir del Gobierno Nacional - En Moneda Extranjera - el derecho a percibir los bonos compensación remanentes mantenidos en resguardo y cobertura, y en Otras Obligaciones por Intermediación Financiera - Banco Central de la República Argentina - Otros, la obligación a asumir en contrapartida del Bono Cobertura; y en Títulos Públicos y Privados la porción de BODEN US$ 2012 acreditados por el BCRA. La compensación recibida por la diferencia positiva entre el Patrimonio Neto al 31 diciembre de 2001 y el que surge de ajustar la posición neta en moneda extranjera a esa fecha convertida a pesos al tipo de cambio de $1,40 por dólar estadounidense se reflejó en el Patrimonio Neto en la cuenta "Diferencia de Valuación no realizada", de acuerdo con lo señalado en la Comunicación "A" 3703 del BCRA por miles de pesos 356.596, expresados en moneda de cierre del ejercicio. Posteriormente, de acuerdo con la opción otorgada mediante la Comunicación "A" 3800 del BCRA, el Directorio del Banco aprobó ad-referendum de la decisión que tome oportunamente la Asamblea de Accionistas, la absorción anticipada de pérdidas del corriente ejercicio hasta la concurrencia del saldo registrado en la cuenta "Diferencia de Valuación no realizada". Esta absorción ha sido expuesta a continuación del Resultado Neto del ejercicio en el Estado de Resultados y los saldos al cierre del ejercicio del Estado de Evolución del Patrimonio Neto. Este criterio difiere de las normas contables profesionales en cuanto a la exposición de la citada partida en el Estado de Resultados, no generando efectos en la valuación de los resultados del ejercicio.

Al 31 de diciembre de 2002 el Banco Hipotecario SA y BACS Banco de Crédito y Securitizaciones SA han clasificado miles de pesos 1.218.852 correspondientes a su tenencia de BODEN 2012, recibidos en compensación, en la línea "Tenencias en cuentas de inversión". Tal como se expone en la Nota 2.3. dicha tenencia se registran a su valor técnico acrecentado en función de los intereses devengados según las condiciones de emisión, y ese saldo en moneda extranjera se convierte a pesos según el tipo de cambio de referencia publicado por el BCRA al último día hábil del ejercicio. De acuerdo con normas contables profesionales la valuación de los "títulos públicos nacionales con cotización" debería realizarse de acuerdo con los valores de cotización netos de los gastos estimados de venta, imputando las diferencias de cotización a los resultados de cada ejercicio. En consecuencia, de haberse aplicado el criterio requerido por dichas normas contables profesionales el activo y los resultados acumulados y del ejercicio al 31 de diciembre de 2002 hubieran disminuido en miles de pesos 689.705.

Al 31 de diciembre de 2002 el Banco ha clasificado miles de pesos 7.900 correspondientes a su tenencia de BODEN 2012, recibidos por la cancelación de préstamos hipotecarios, en la línea "Tenencias en cuentas de inversión". Tal como se expone en la Nota 2.3. dicha tenencia se registran a su poder cancelatorio de asistencias recibida del BCRA, esto es a $1,40 más CER e intereses devengados. De acuerdo con normas contables profesionales la valuación de los "títulos públicos nacionales con cotización" debería realizarse de acuerdo con los valores de cotización netos de los gastos estimados de venta, imputando las diferencias de cotización a los

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2002
Comparativo con el ejercicio anterior

resultados de cada ejercicio. En consecuencia, de haberse aplicado el criterio requerido por dichas normas contables profesionales el activo y los resultados acumulados y del ejercicio al 31 de diciembre de 2002 hubieran disminuido en miles de pesos 1.804.

La normativa vigente respecto a previsionamiento emanada del BCRA determina que las acreencias con el Sector Público no se encuentren sujetas a previsiones por riesgo de incobrabilidad. De acuerdo con normas contables profesionales dichas previsiones deben estimarse en función al riesgo de recuperabilidad de los activos.

4. BIENES DE DISPONIBILIDAD RESTRINGIDA.

Al 31 de diciembre de 2002, BHN Sociedad de Inversión Sociedad Anónima no cuenta con bienes de disponibilidad restringida.

BACS esta alcanzado por las disposiciones del Decreto 905/02 que dispuso que el BCRA otorgará financiación a las entidades financieras para la suscripción de Bonos del Estado Nacional (BODEN 2012 en dólares estadounidenses) destinados a cubrir la posición neta negativa en moneda extranjera, requiriendo al efecto activos en garantía sobre dicha financiación. A la fecha de los presentes estados contables, no se han individualizado los activos que el banco ofrecerá al Ente Rector.

Como consecuencia de la línea de financiamiento con IFC, BACS mantiene afectados en garantía los certificados de participación del Fondo Hipotecario BHN I y del fideicomiso BACS Funding I Mortgage Trust

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo N. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 19/02/2003
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Miguel A. Kiguel
Presidente
BANCO HIPOTECARIO S.A.

Silvana M. Gentile
Por Comisión Fiscalizadora

PRICEWATERHOUSECOOPERS

Price Waterhouse & Co.
Firma miembro de PricewaterhouseCoopers
Av. A. Moreau de Justo 270, Piso 2°
C1107AAF Ciudad Autónoma de Buenos Aires
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 9

INFORME DE LOS AUDITORES

Señores Accionistas y Directores de
Banco Hipotecario Sociedad Anónima
Reconquista 151
Ciudad Autónoma de Buenos Aires

1. Hemos efectuado un examen de auditoría de los estados de situación patrimonial de Banco Hipotecario SA al 31 de diciembre de 2002 y 2001, de los correspondientes estados de resultados, y de origen y aplicación de fondos por los ejercicios terminados en esas fechas, del estado de evolución de patrimonio neto por el ejercicio terminado al 31 de diciembre de 2002 y las Notas 1 a 36 y Anexos A, B, C, D, E, F, G, H, I, J, K, L y N que los complementan. Además, hemos examinado los estados contables consolidados de Banco Hipotecario SA con sus principales sociedades controladas por los ejercicios terminados el 31 de diciembre de 2002 y 2001, así como el Anexo B consolidado y Notas 1 a 4 consolidadas, los que se presentan como información complementaria. La preparación y emisión de los mencionados estados contables es responsabilidad de la Entidad.

2. Nuestros exámenes fueron practicados de acuerdo con normas de auditoría vigentes, aprobadas por el Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires e incluyó los procedimientos de auditoría establecidos por el Banco Central de la República Argentina en su Circular CONAU-1 "Normas mínimas sobre auditorías externas" aplicables para la auditoría de estados contables anuales. Tales normas requieren que planifiquemos y realicemos nuestro trabajo con el objeto de obtener un razonable grado de seguridad de que los estados contables estén exentos de errores significativos y formamos una opinión acerca de la razonabilidad de la información relevante que contienen los estados contables. Una auditoría comprende el examen, sobre la base de pruebas selectivas, de evidencias que respaldan los importes y las informaciones expuestas en los estados contables. Una auditoría también comprende una evaluación de las normas contables aplicadas y de las estimaciones significativas hechas por la Entidad, así como una evaluación de la presentación general de los estados contables. Consideramos que las auditorías efectuadas constituyen una base razonable para fundamentar lo expuesto en el párrafo 7.

3. Tal como se menciona en la Nota 6.14. a los estados contables y de acuerdo con lo establecido por la Comunicación "A" 3800 del BCRA, la Entidad ha absorbido anticipadamente pérdidas del presente ejercicio hasta la concurrencia de los saldos registrados en la cuenta "Diferencia de valuación no realizada", integrante del patrimonio neto, "ad referéndum" de la decisión que tome oportunamente la Asamblea de Accionistas de la Entidad.

PRICEWATERHOUSECOOPERS

4. Las situaciones de incertidumbre que afectan a los estados contables de la Entidad son las que se mencionan a continuación:

   a) Según se menciona en Nota 2, la Entidad ha solicitado la acreditación de los bonos de compensación y cobertura previstos en los artículos 28 y 29 del Decreto N° 905/02. Dichos bonos fueron contabilizados en las cuentas "Tenencias en cuentas de inversión" y "Compensación a recibir del Gobierno Nacional" por un importe de miles de U$S1.208.723, que representan miles de $4.064.936. Dicha presentación está sujeta a la aceptación del Banco Central de la República Argentina. A la fecha, no ha sido liquidado el monto definitivo correspondiente a dichos bonos.

   b) La Entidad registra al 31 de diciembre de 2002 títulos públicos y privados por un importe de miles de $137.982, préstamo garantizado Decreto N° 1387/01 por un importe de miles de $510.778, derechos por los bonos de compensación y cobertura previstos en los artículos 28 y 29 del Decreto N° 905/02 por un importe de miles de $4.137.888 y préstamos al sector público provincial y municipal por un importe de miles de $318.313. Como consecuencia de la crisis económica argentina mencionada en Nota 1 existe incertidumbre de si los valores recuperables de los activos antes mencionados superarán a sus respectivos valores contables.

   c) Como consecuencia del contexto económico que se describe en Nota 1 se vió afectada la liquidez, rentabilidad, solvencia y nivel de depósitos del sistema financiero en general y de la Entidad en particular. Banco Hipotecario SA ha solicitado, como se describe en Nota 3 redescuentos y adelantos en cuenta por razones de iliquidez transitoria, existiendo también una presentación por parte de la Entidad de un plan de encuadramiento al Banco Central de la República Argentina. A la fecha no es posible prever la resolución final de la mencionada presentación ante el Banco Central de la República Argentina ni es posible prever la evolución que podría tener el mencionado plan y dichas asistencias.

   d) Tal como se menciona en Nota 4 a los estados contables, el Directorio de Banco Hipotecario SA, ha decidido dar inicio al proceso de reestructuración de su deuda correspondiente a obligaciones negociables emitidas en el exterior y préstamos recibidos de bancos y otras entidades del exterior y, en tal sentido y hasta tanto la misma sea exitosamente reestructurada, ha decidido postergar los pagos de servicios y capital vinculados con dicha deuda. Teniendo en cuenta el inicio del proceso de reestructuración, las características de la actual coyuntura económica que se detalla en Nota 1 y los efectos que la misma podría tener sobre Banco Hipotecario SA, existe significativa incertidumbre acerca del resultado de dicha reestructuración y de los eventuales resultados que podrían derivarse. Por lo tanto no es posible determinar el efecto en términos monetarios que tal proceso de reestructuración tendrá sobre la Entidad.

PRICEWATERHOUSECOOPERS

e) Tal como se menciona en Nota 1 a la fecha de la preparación de los presentes estados contables, no es posible prever la evolución futura de la economía nacional, ni del sistema financiero en particular, ni sus consecuencias sobre la posición económica y financiera de la Entidad. La misma ha preparado los estados contables adjuntos utilizando principios contables aplicables a una empresa en marcha, habiendo expuesto los activos y pasivos de acuerdo con normas contables vigentes en Argentina y las establecidas por el Banco Central de la República Argentina. En consecuencia, los estados contables de la Entidad deben ser leídos a la luz de estas circunstancias.

5. La Entidad registró en el Estado de evolución del Patrimonio Neto al 31 de diciembre de 2002 en la cuenta "Diferencia de valuación no realizada" por la compensación de la posición neta en moneda extranjera una reserva de miles de $356.596 correspondiente al monto de compensación recibida por la diferencia positiva entre el patrimonio neto al 31 de diciembre de 2001 y el que surge de ajustar la posición neta en moneda extranjera convertida a la paridad de $ 1,40 por cada dólar estadounidense. Las normas contables profesionales establecen que dicho monto debió imputarse a los resultados del ejercicio. Tal como se menciona en el párrafo 3. anterior, la Entidad ha absorbido anticipadamente pérdidas del presente ejercicio hasta la concurrencia de dicho importe. Asimismo, el criterio de valuación de los préstamos garantizados obtenidos del canje de títulos públicos y de los bonos de compensación y cobertura recibidos y de los derechos a recibir de dichos bonos, ha sido aplicado por la Entidad conforme a las normas del Banco Central de la República Argentina; sin embargo, dicho criterio no está de acuerdo con las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires, las cuales requieren que dichos préstamos, bonos y derechos a recibir de dichos bonos deberían haberse incorporado al activo de la Entidad al valor de mercado de los mismos.

6. Tal como se menciona en la Nota 6 "Bases de presentación de los estados contables" en la preparación de los estados contables la Entidad ha utilizado los criterios contables establecidos por el Banco Central de la República Argentina.

7. Debido al efecto que sobre los estados contables pudiera tener la resolución de las situaciones descriptas en el párrafo 4. y considerando el desvío a normas contables profesionales mencionado en el párrafo 5. no estamos en condiciones de expresar y, por lo tanto, no expresamos una opinión sobre los estados contables y los estados contables consolidados de Banco Hipotecario SA al 31 de diciembre de 2002 y 2001 tomados en su conjunto.

PRICEWATERHOUSECOOPERS

17950

8. En cumplimiento de disposiciones vigentes, informamos que:

   a) Los estados contables mencionados en el párrafo 1., se encuentran asentados en el libro de "Inventarios y Balances", los cuales, son llevados en sus aspectos formales de conformidad con las normas legales vigentes y las reglamentarias del BCRA. Los mismos han sido preparados en sus aspectos significativos, considerando la Ley 19550 y las normas emitidas por el BCRA y la Comisión Nacional de Valores.

   b) Al 31 de diciembre de 2002 las deudas devengadas en concepto de aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones que surgen de los registros contables y planillas soportes, ascienden a $ 1.223.446,74, no siendo exigibles a esa fecha.

Ciudad Autónoma de Buenos Aires, 19 de febrero de 2003

PRICE WATERHOUSE & Co.

(Socio)

CPCECABA Tomo 1 Folio 1 RAPU
Gabriela I. Slavich
Contador Público (UBA)
CPCE Ciudad Autónoma de Buenos Aires
Tomo 195 – Folio 143

Consejo Profesional de Ciencias Economicas de la Ciudad Autonoma de Buenos Aires

Nº E 871772

Buenos Aires, 21/ 2/2003 01 0 T. 79 Legalización Nº 017950

CERTIFICAMOS, de acuerdo con las facultades otorgadas a este CONSEJO PROFESIONAL por las leyes 466 (Art. 2, Inc. D y J) y 20.488 (Art. 21, Inc. I), la autenticidad de la firma inserta el 19/ 2/2003 en BALANCE de fecha 31/12/2002 perteneciente a BANCO HIPOTECARIO S.A. para ser presentada ante , que se corresponde con la que el Dr. SLAVICH GABRIELA INES 27-17773918-4 tiene registrada en la matrícula CP Tº 0195 Fº 143 y que se han efectuado los controles de matrícula vigente, incumbencia, control formal del informe profesional y de concordancia formal macroscópica de la firma y que signa en carácter de socio de: PRICE WATERHOUSE & CO Tº 1 Fº 1

mec 1415.1

LA PRESENTE LEGALIZACION NO ES VALIDA SI CARECE DEL SELLO Y FIRMA DEL SECRETARIO DE LEGALIZACIONES.

CONSEJO PROFESIONAL DE CIENCIAS ECONOMICAS DE LA CIUDAD AUTONOMA DE BUENOS AIRES

Dr. JUAN CARLOS RICO
CONTADOR PUBLICO (U.B.A.)
SECRETARIO DE LEGALIZACIONES

BANCO HIPOTECARIO

INFORME DE COMISIÓN FISCALIZADORA

Señores
Accionistas y Directores del
BANCO HIPOTECARIO SOCIEDAD ANÓNIMA.
Reconquista, 151
Ciudad Autónoma de Buenos Aires

1. En nuestro carácter de miembros de la Comisión Fiscalizadora de BANCO HIPOTECARIO SOCIEDAD ANÓNIMA, hemos examinado los estados de situación patrimonial al 31 de diciembre de 2002 y 2001, de los correspondientes estados de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos por los ejercicios terminados en esas fechas y las notas 1 a 36 y anexos A, B, C, D, E, F, G, H, I, J, K, L y N que los complementan, los que han sido presentados por la Entidad para nuestra consideración. Asimismo, hemos examinado los estados contables consolidados de BANCO HIPOTECARIO SOCIEDAD ANÓNIMA con sus principales subsidiarias por los ejercicios terminados el 31 de diciembre de 2002 y 2001, así como el anexo B consolidado y notas 1 a 4 consolidadas. La preparación y emisión de los documentos citados es responsabilidad de la Entidad.

2. Nuestro trabajo fue realizado de acuerdo con las normas de sindicatura vigentes. Dichas normas requieren que los exámenes de los documentos detallados en el párrafo 1. se efectúe de acuerdo con las normas de auditoría vigentes e incluyan la verificación de la razonabilidad de la información significativa de los documentos examinados y su congruencia con la restante información sobre las decisiones societarias de las que hemos tomado conocimiento, expuestas en actas de Directorio y Asamblea, así como la adecuación de dichas decisiones a la ley y los estatutos, en lo relativo a sus aspectos formales y documentales.

   Para realizar nuestra tarea profesional sobre los documentos detallados en el párrafo 1, hemos revisado el trabajo efectuado por el Auditor Externo Price Waterhouse & Co. quien emitió su informe con fecha 19 de febrero de 2003, que compartimos, de acuerdo con las normas de auditoría vigentes para el examen de los estados contables anuales, de conformidad con las normas contables profesionales y con las normas mínimas sobre auditorías externas emitidas por el Banco Central de la República Argentina. Dicho examen incluyó la verificación de la planificación del trabajo, de la naturaleza, el alcance y oportunidad de los procedimientos aplicados y de los resultados del examen efectuado por dicho estudio profesional. Una auditoría requiere que el auditor planifique y desarrolle su tarea con el objetivo de obtener un grado razonable de seguridad acerca de la inexistencia de manifestaciones no veraces o errores significativos en los estados contables. Una auditoría incluye examinar, sobre bases selectivas, los elementos de juicio que respaldan la información expuesta en los estados contables, así como evaluar las normas contables utilizadas, las estimaciones significativas efectuadas por el Directorio de la Sociedad y la presentación de los estados contables tomados en su conjunto.

   Dado que no es responsabilidad de la Comisión Fiscalizadora efectuar un control de gestión, el examen no se extendió a los criterios y decisiones

empresarias de las diversas áreas de la Sociedad, cuestiones que son de responsabilidad exclusiva del Directorio.

3. **Los saldos al 31 de diciembre de 2001 que se exponen en los estados contables se presentan a efectos comparativos y fueron examinados por nosotros quienes emitimos nuestro informe sobre dichos estados contables el 25 de abril de 2002 con *una abstención de opinión* a la que nos remitimos y aquí damos por reproducida.**

4. **De acuerdo con lo establecido por la Resolución N° 1/2002 del Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, la Resolución N° 392 de la Comisión Nacional de Valores, y como se explica en nota 6. la Entidad a partir del 1 de enero de 2002 reconoció la devaluación del peso argentino.**

5. **Tal como se menciona en la Nota 6.14. a los estados contables y de acuerdo con lo establecido por la Comunicación "A" 3800 del B.C.R.A., la Entidad ha absorbido anticipadamente las pérdidas del presente ejercicio hasta la concurrencia de los saldos registrados en la cuenta "Diferencia de valuación no realizada", integrante del patrimonio neto, "ad referéndum" de la decisión que tome oportunamente la Asamblea de Accionistas de la Entidad.**

6. **Las circunstancias de incertidumbre descriptas en el acápite 4 del Informe del Auditor Externo afectan los estados contables de la Entidad. La Entidad ha preparado los estados contables adjuntos utilizando principios contables aplicables a una empresa en marcha, habiendo expuesto los activos y pasivos de acuerdo con normas contables vigentes en la República Argentina y las establecidas por el B.C.R.A.. En consecuencia, los estados contables de la sociedad deben ser leídos a la luz de estas circunstancias.**

7. **La Entidad registró en el Estado de evolución del Patrimonio Neto al 31 de diciembre de 2002 en la cuenta "Diferencia de valuación no realizada" por la compensación de la posición neta en moneda extranjera una reserva de miles de $356.596 correspondiente al monto de compensación recibida por la diferencia positiva entre el patrimonio neto al 31 de diciembre de 2001 y el que surge de ajustar la posición neta en moneda extranjera convertida a la paridad de $ 1,40 por cada dólar estadounidense. Las normas contables profesionales establecen que dicho monto debió imputarse a los resultados del ejercicio. Tal como se menciona en el párrafo 5 anterior, la Entidad ha absorbido anticipadamente pérdidas del presente ejercicio hasta la concurrencia de dicho importe. Asimismo, el criterio de valuación de los préstamos garantizados obtenidos del canje de títulos públicos y de los bonos de compensación y cobertura recibidos y de los derechos a recibir de dichos bonos, ha sido aplicado por la Entidad conforme a las normas del B.C.R.A; sin embargo, dicho criterio no está de acuerdo con las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires, las cuales requieren que dichos préstamos, bonos y derechos a recibir de dichos bonos deberían haberse incorporado al activo de la Entidad al valor de mercado de los mismos.**

8. **En la preparación de los presentes estados contables, la Entidad ha utilizado las normas contables establecidas por el B.C.R.A.**

9. Debido al efecto que sobre los estados contables pudiera tener la resolución de las situaciones descriptas en el acápite 4 del Informe del Auditor Externo, no estamos en condiciones de expresar manifestación alguna sobre los estados contables de BANCO HIPOTECARIO SOCIEDAD ANÓNIMA al 31 de diciembre de 2002 y 2001 tomados en su conjunto preparados de acuerdo con las normas establecidas por el Banco Central de la Republica Argentina y considerando la observación mencionada en el acápite 7., con relación a las normas profesionales vigentes en la Ciudad Autónoma de Buenos Aires.

De acuerdo a lo requerido por la Comisión Nacional de Valores, sobre la independencia del Auditor Externo y sobre la calidad de las políticas de auditoría aplicadas por el mismo y de las políticas de contabilización de la Sociedad, el informe del Auditor Externo descripto anteriormente, incluye la manifestación de haber aplicado las normas de auditoría vigentes, que comprenden los requisitos de independencia, y considerando la observación mencionada en el Acápite 7, respecto a las políticas de contabilización de la Sociedad, no contiene otras observaciones en relación a la aplicación de dichas normas y de las normas contables profesionales.

Adicionalmente, informamos que los estados contables adjuntos surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes y las reglamentarias del Banco Central de la Republica Argentina. Los mismos han sido preparados, en sus aspectos significativos, considerando la Ley 19550 y las Normas emitidas por el B.C.R.A. y Comisión Nacional de Valores.

Asimismo se resuelve que, a los efectos de la firma de los balances para ser presentados ante los distintos organismos de contralor, se autoriza a que cualesquiera de los integrantes firme en representación de la Comisión Fiscalizadora.

Ciudad Autónoma de Buenos Aires, 19 de febrero de 2003.

Dra. Silvana GENTILE
Por Comisión Fiscalizadora

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Banco Hipotecario, SA

*CURRENT ADDRESS Reconquista 151
piso 7º
City of Buenos Aires
Argentina

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT :

ENGLISH TRANSLATION OF EXHIBIT 3

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated Balance Sheet

For the period ended March 31, 2004

In comparative format with the same period of the previous year

(In thousands of pesos)

	2004	2003
ASSETS		
A. CASH AND CASH RESOURCES	**372,292**	**395,868**
Cash	48,219	49,483
Banks and correspondents	140,815	256,057
Others	183,258	90,328
B. GOVERNMENT AND CORPORATE SECURITIES (Note 2.4.)	**456,799**	**1,186,264**
Holdings in investment accounts	144,736	1,032,699
Holdings of trading securities	104,681	3,838
Unlisted government securities	191,739	132,845
Investments in listed corporate securities	26,828	32,571
Allowances	(11,185)	(15,689)
C. LOANS (Schedule B and Note 2.5.)	**2,448,635**	**2,680,201**
To the non-financial public sector	735,471	870,732
To the financial sector	15,347	30,454
To the non-financial private sector and residents abroad	2,048,772	2,327,113
Overdraft facilities	115,000	89,200
Mortgage loans	1,803,981	2,088,907
Unallocated collections	(11,269)	(16,192)
Consumer loans	4,747	-
Others	101,335	122,200
Accrued interest and quotation differences receivable	34,978	42,998
Allowances	(350,955)	(548,098)
D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS (Schedule B and Note 2.6.)	**3,976,326**	**3,175,392**
Argentine Central Bank	3,324	2,012
Amounts receivable for spot and forward sales to be settled	2,096	-
Securities to be received under spot and forward purchases to be settled	602,269	-
Premiums on options bought	8,986	-
Others not included in the debtor classification regulations	2,898,271	2,762,826
Others included in the debtor classification regulations	471,763	423,041
Accrued interest receivable included in the debtor classification regulations	24,497	15,512
Allowances	(34,880)	(27,999)

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 06, 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated Balance Sheet (Continued)

For the period ended March 31, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

		2004	2003
F.	**INVESTMENTS IN OTHER COMPANIES (Note 2.7.)**	2,775	3,250
	Others	2,775	3,250
G.	**MISCELLANEOUS RECEIVABLES (Schedule B and Note 2.8.)**	871,858	39,842
	Receivables for assets sold	657	-
	Others	894,124	70,375
	Accrued interest on receivables for assets sold	27	-
	Accrued interest receivable	1,698	1,698
	Allowances	(24,648)	(32,231)
H.	**BANK PREMISES AND EQUIPMENT (Note 2.9.)**	92,810	100,831
I.	**MISCELLANEOUS ASSETS (Note 2.9.)**	27,743	35,741
J.	**INTANGIBLE ASSETS (Note 2.11.)**	3,550	11,699
	Organization and development expenses	3,550	11,699
K.	**UNALLOCATED ITEMS**	8,999	8,302
	TOTAL ASSETS	8,261,787	7,637,390

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 06, 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated Balance Sheet (Continued)

For the period ended March 31, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

	2004	2003
LIABILITIES		
M. DEPOSITS (Note 2.12.)	**124,074**	**112,389**
Non-financial public sector	16,453	14,358
Financial sector	7,791	7,231
Non-financial private sector and residents abroad	99,830	90,800
Checking accounts	7,222	4,703
Savings accounts	43,004	21,963
Time deposits	15,249	12,070
Others	33,645	40,959
Accrued interest and quotation differences payable	710	11,105
N. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS (Note 2.13.)	**6,047,914**	**6,156,151**
Argentine Central Bank – Others	2,161,370	2,068,057
Rediscount to cover lack of liquidity	-	47,845
Others	2,161,370	2,020,212
Banks and international entities	362,135	467,535
Unsubordinated negotiable obligations	2,703,959	2,674,808
Creditors for spot and forward purchases to be settled	559,265	-
Securities to be delivered under spot and forward sales to be settled	2,097	-
Premiums on options written	79	-
Loans from domestic financial institutions	157,991	246,220
Others	42,338	320,441
Accrued interest and quotation differences payable	58,680	379,090
O. MISCELLANEOUS LIABILITIES	**67,213**	**49,013**
Fees	4,281	2,689
Others	62,932	46,324
P. PROVISIONS	**199,723**	**103,892**
R. UNALLOCATED ITEMS	**2,451**	**3,825**
TOTAL LIABILITIES	**6,441,375**	**6,425,270**
T. MINORITY INTEREST	**38,967**	**36,280**
SHAREHOLDERS' EQUITY (Note 2.19.)	**1,781,445**	**1,175,840**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**8,261,787**	**7,637,390**

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 06, 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated Income Statement

For the period ended March 31, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

	2004	2003
A. FINANCIAL INCOME	**270,495**	**129,944**
Interest on cash and cash resources	226	134
Interest on loans to the financial sector	-	115
Interest on overdraft facilities	685	3,343
Interest on mortgage loans	42,489	51,225
Interest on other loans	3,215	3,359
Interest on other receivables for financial transactions	9,620	9,450
Net income from government and corporate securities	48,526	-
Net income from secured loans - Decree 1387/01	14,211	8,591
Adjustment from application of CER	13,455	24,633
Adjustment from application of CVS	38,558	15,575
Others	99,510	13,519
B. FINANCIAL EXPENSES	**61,353**	**336,437**
Interest on current account deposits	28	22
Interest on savings account deposits	263	81
Interest on time deposits	163	425
Interest on loans from financial sector	2,185	14,327
Interest on other liabilities from financial transactions	26,440	98,167
Other interest	11,919	14,353
Net loss on government and corporate securities	-	63,357
Net loss on options	3,338	-
Adjustment from application of CER	13,970	33,276
Others	3,047	112,429
GROSS INTERMEDIATION MARGIN	**209,142**	**(206,493)**
C. PROVISION FOR LOSSES ON LOANS	**4,856**	**36,443**
D. INCOME FROM SERVICES	**16,505**	**17,971**
Linked with borrowing transactions	822	889
Others	15,683	17,082
E. EXPENSES FOR SERVICES	**6,151**	**5,480**
Commissions	2,940	2,422
Others	3,211	3,058

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 06, 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated Income Statement (Continued)

For the period ended March 31, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

	2004	2003
F. MONETARY RESULT OF FINANCIAL TRANSACTIONS	**-**	**(9,545)**
G. ADMINISTRATIVE EXPENSES	**48,276**	**26,008**
Personnel expenses	30,944	15,221
Directors' and syndics' fees	451	421
Other fees	2,219	1,064
Advertising and publicity	360	63
Taxes	3,081	1,818
Other operating expenses	10,251	6,968
Others	970	453
H. MONETARY RESULT OF OPERATING EXPENSES	**-**	**42**
NET INCOME /(LOSS) ON FINANCIAL TRANSACTIONS	**166,364**	**(265,956)**
I. MINORITY INTEREST	**(12,449)**	**2,382**
J. MISCELLANEOUS INCOME	**24,055**	**24,252**
Income from long-term investments	-	665
Penalty interest	2,202	3,909
Loans recovered and allowances reversed	16,256	18,657
Adjustment from application of CER	-	-
Others	5,597	1,021
K. MISCELLANEOUS LOSSES	**76,575**	**10,487**
Loss on long-term investments	-	-
Penalty interest and charges in favor of the BCRA	19	8
Loan loss provision for miscellaneous receivables and other provisions	11,725	7,407
Others	64,831	3,072
L. MONETARY RESULT OF OTHER OPERATIONS	**-**	**26**
NET INCOME/(LOSS) BEFORE INCOME TAX	**101,395**	**(249,783)**
M. INCOME TAX (Note 2.17.)	775	-
NET INCOME /(LOSS) FOR THE PERIOD	**100,620**	**(249,783)**

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 06, 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated Statement of Source and Application of Funds

For the period ended March 31, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

	2004	2003
Changes in funds		
Cash and cash resources at beginning of year, restated	414,275	122,855
Increase (decrease) in funds	(41,983)	273,013
Cash and cash resources at end of period	372,292	395,868
Reasons for changes in funds		
Plus:		
Financial income collected	230,739	98,585
Income from services collected	16,609	19,129
Less:		
Financial expenses paid	250,076	257,086
Expenses for services paid	6,151	5,480
Administrative expenses paid	42,581	24,149
Funds provided by (used in) ordinary transactions	(51,460)	(169,001)
Other sources of funds	479,891	978,119
Net increase in deposits	4,922	-
Net decrease in government and corporate securities	181,280	247,337
Net decrease in loans	-	259,863
Net decrease in other assets	293,689	13,270
Net decrease in other receivables for financial transactions	-	441,492
Other sources of funds	-	16,157
Total sources of funds	**428,431**	**809,118**
Other uses of funds	470,414	535,178
Net increase in loans	32,800	-
Increase in other receivables for financial transactions	112,846	-
Net decrease in deposits	-	8,039
Net decrease in other liabilities from financial transactions	240,553	493,457
Net decrease in other liabilities	71,617	25,132
Result of exposure to inflation	-	8,550
Other uses of funds	12,598	
Total uses of funds	**470,414**	**535,178**
Monetary result of cash and cash resources	**-**	**927**
Decrease in funds	(41,983)	273,013

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 06, 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated Memorandum Accounts

For the period ended March 31, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

		2004	2003
DEBIT		**12,618,030**	**7,900,503**
Contingent		**9, 234,773**	**4,296,571**
	Loans granted	-	88,249
	Guarantees received	1,936,623	2,260,400
	Others not included in the debtor classification regulations	3,213,250	251,924
	Contingencies-re. contra items	4,084,900	1,695,998
Control		**3,031,129**	**3,603,932**
	Loans classified as non-recoverable	877,093	646,575
	Others	2,153,666	2,957,357
	Control re. contra items	370	-
Derivatives		**352,128**	**-**
	Notional value of call options bought	351,751	-
	Derivatives-re. contra items	377	-
CREDIT		**12,618,030**	**7,900,503**
Contingent		**9,234,773**	**4,296,571**
	Loans granted (unused balances) included in the debtor classification regulations (Schedule B)	3,786	2,696
	Guarantees provided to the Argentine Central Bank	506,456	786,865
	Other guarantees provided not included in the debtor classification regulations	814,312	40,702
	Contingencies-re. contra items	7,910,219	3,466,308
Control		**3,031,129**	**3,603,932**
	Amounts to be credited	255	108
	Others	-	-
	Control-re. contra items	3,030,874	3,603,824
Derivatives		**352,128**	**-**
	"Notional" value of call options written	377	-
	Derivatives re. contra items	351,751	-

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 06, 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated classification of financing according to status and guarantees received

For the period ended March 31, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

SCHEDULE B

COMMERCIAL PORTFOLIO	2004	2003
Normal situation	1,114,915	1,203,904
With "B" preferred collateral and counter-guarantees	2,342	7,793
Without any preferred collateral or counter-guarantees	1,112,573	1,196,111
Potential risk	1,457	381
With "B" preferred collateral and counter-guarantees	1,457	381
Without any preferred collateral or counter-guarantees	-	-
With problems	386	
With "B" preferred collateral and counter-guarantees	364	
Without any preferred collateral or counter-guarantees	22	
High risk of insolvency	1,212	9,731
With "B" preferred collateral and counter-guarantees	153	2,213
Without any preferred collateral or counter-guarantees	1,059	7,518
Uncollectible	9,838	50,479
With "B" preferred collateral and counter-guarantees	685	10,037
Without any preferred collateral or counter-guarantees	9,153	40,442
Uncollectible for technical reasons	766	-
With "B" preferred collateral and counter-guarantees	-	-
Without any preferred collateral or counter-guarantees	766	-
TOTAL COMMERCIAL PORTFOLIO	1,128,574	1,264,495

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 06, 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

BANCO HIPOTECARIO

Consolidated classification of financing according to status and guarantees received

SCHEDULE B
(Continued)

CONSUMER AND HOUSING PORTFOLIO	2004	2003
Normal performance	**1,600,420**	**1,597,706**
With "B" preferred collateral and counter-guarantees	1,505,138	1,528,466
Without any preferred collateral or counter-guarantees	95,282	69,240
Inadequate performance	**148,839**	**212,989**
With "B" preferred collateral and counter-guarantees	138,769	204,338
Without any preferred collateral or counter-guarantees	10,070	8,651
Deficient performance	**80,033**	**139,473**
With "B" preferred collateral and counter-guarantees	74,026	133,841
Without any preferred collateral or counter-guarantees	6,007	5,632
Difficult collection	**117,422**	**165,893**
With "B" preferred collateral and counter-guarantees	104,600	156,388
Without any preferred collateral or counter-guarantees	12,822	9,505
Uncollectible	**200,819**	**263,947**
With "B" preferred collateral and counter-guarantees	89,770	195,090
Without any preferred collateral or counter-guarantees	111,049	68,857
Uncollectible for technical reasons	**24,213**	**25,045**
With "B" preferred collateral and counter-guarantees	19,319	21,853
Without any preferred collateral or counter-guarantees	4,894	3,192
TOTAL CONSUMER AND HOUSING PORTFOLIO	**2,171,746**	**2,405,053**
GENERAL TOTAL	**3,300,320**	**3,669,548**

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 06, 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

DENOMINACION DE LA ENTIDAD:	BANCO HIPOTECARIO SOCIEDAD ANONIMA Reconquista 151- Capital Federal.-

Notes to the Consolidated Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

1 - CONSOLIDATION BASIS

These financial statements reflect the consolidated operations carried out by Banco Hipotecario Sociedad Anónima and BACS Banco de Crédito y Securitización Sociedad Anónima during the periods ended March 31, 2004 and 2003 and BHN Sociedad de Inversión Sociedad Anónima during the fiscal periods ended September 30, 2003 and March 31, 2003.

Although Banco Hipotecario Sociedad Anónima holds the controlling interests in BHN Inmobiliaria Sociedad Anónima and since October 3, 2000 in VR-Tasaciones y Certificaciones Sociedad Anónima, these companies' financial statements have not been consolidated with those of the Bank because the Management considers that the business activities in which the former is engaged are not homogeneous or supplementary to those carried out by the Bank, and the business activities carried out by the latter are not very significant.

The equity interests held by the Bank in the consolidated and non-consolidated companies at March 31, 2004 are as follows:

- BACS Banco de Crédito y Securitización Sociedad Anónima: 43,750,000 ordinary book-entry shares with a value of $1 each and entitled to one vote per share, which represent 70% of the capital stock.
- BHN Sociedad de Inversión Sociedad Anónima: 17,999,920 ordinary book-entry shares with a value of $1 each and entitled to one vote per share, which represent 99.99% of the capital stock.
- BHN Inmobiliaria Sociedad Anónima: 1,899,880 ordinary book-entry shares with a value of $1 each and entitled to one vote per share, which represent 99.99% of the capital stock.
- VR-Tasaciones y Certificaciones Sociedad Anónima: 100,000 ordinary shares with a value of $1 each and entitled to one vote per share, which represent 100% of the capital stock.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 06, 2004
PRICE WATERHOUSE & CO.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics'
Committee

Notes to the Consolidated Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

The procedure followed by the Bank to include the controlled investees BHN Sociedad de Inversión Sociedad Anónima –consolidated– and BACS Banco de Crédito y Securitización Sociedad Anónima's accounts was as follows:

1.1. The Bank's Financial Statements have been prepared in line with the valuation and disclosure standards laid down by the Argentine Central Bank and include the balances reported in its Balance Sheet, Income Statement, Memorandum Accounts, Statement of Source and Application of Funds and Exhibit B, which have been consolidated on a line-by-line basis.

1.2. Items arising from intercompany transactions within the consolidated entities have been eliminated from the Balance Sheet, Income Statement, Memorandum Accounts, Statement of Source and Application of Funds and Exhibit B.

1.3. The portion of the Shareholders' Equity corresponding to the minority interest has been disclosed in the Consolidated Balance Sheet, in the line captioned "Minority Interest".

1.4. The portion of the net income/(loss) of the minority interest has been disclosed in the Consolidated Income Statement, in the line captioned "Minority Interest".

2 - BASIS FOR THE PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements of Banco Hipotecario Sociedad Anónima have been prepared in line with the provisions of Argentine Central Bank Communication "A" 2813 and supplementary rules, as amended, regarding financial reporting requirements for the publication of quarterly and annual financial statements and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils of Economic Sciences (F.A.C.P.C.E.).

The consolidated financial statements of BHN Sociedad de Inversión Sociedad Anónima and the individual financial statements of BACS Banco de Crédito y Securitización Sociedad Anónima have been prepared following similar criteria to those applied by Banco Hipotecario Sociedad Anónima.

As from January 1, 2002, as a result of the application of Communication "A" 3702 which established the repeal of any legal and regulatory rule that did not allow the restatement of the accounting balances at period-end currency values, the Bank has resumed the application of the adjustment for inflation following the restatement method established by Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

Notes to the Consolidated Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

On March 25, 2003, the Executive Branch issued Decree 664 establishing that the financial statements for years ending as from that date are to be stated in nominal currency. Consequently, in accordance with Communication "A" 3921 of the BCRA, restatement of the financial statements was discontinued as from March 1, 2003.

The principal disclosure and valuation criteria followed for preparing these financial statements are described below:

2.1. Foreign currency assets and liabilities:

Foreign currency assets and liabilities have been valued at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank, in force at the close of operations carried out on the last business day of the periods ended March 31, 2004 and 2003.

2.2. Gold and other precious metals

Holdings of gold and silver were valued at the latest selling quotation on the London market, in US dollars, net of the direct selling expenses, converted into pesos at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank, in force at the close of operations on the last business day of the period ended March 31, 2004.

In accordance with Communication "A" 2290 of the Argentine Central Bank, holdings of silver were included under Cash and cash resources, taking into account that: i) their market value arises from daily quotations of relevant transactions and ii) they are minted or represent "good delivery bars" in accordance with the regulations of the Governing Entity.

2.3. Interest accruals and adjustments of principal amounts (CER and CVS):

Interest accruals were determined using the exponential method for all lending and certain borrowing transactions in local and foreign currency whose total term was more than 92 days, and interest accruals for loans overdue more than 90 days were discontinued.

Adjustments of principal amounts from application of the CER were accrued as established by Argentine Central Bank regulations, and interest accruals for loans overdue more than 90 days were discontinued.

2.4. Government and corporate securities:

Listed - In Argentina and abroad:

The securities classified as "Holdings of trading securities" and "Investment in listed corporate securities" have been valued in accordance with their market quotation prevailing at period end, net of the estimated allowance, where applicable, and corporate securities with autorization to trade on euromarkets and on the Buenos Aires Stock Exchange have been valued at their technical residual value.

Notes to the Consolidated Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

The BODEN 2012 Government securities in US$ classified as "Holdings in investment accounts" have been recognized at their technical value, in accordance with the whereas clauses of Communication "A"3785. Such technical values increase on the basis of interest accrued under the issue terms and conditions at the end of each year. The new foreign currency balance is converted into pesos at the reference exchange rate published by the Argentine Central Bank.

BODEN National Government securities received in lieu of payment from borrowers of mortgage loans have been valued at their power to repay the financial assistance received from the Argentine Central Bank, that is, $1.40 per US dollar plus CER and accrued interest.

The National Government Securities originally issued in foreign currency subject to Argentine legislation have been converted into pesos at the exchange rate of $1.40 per US dollar, as provided for by Law 25561, Decree 214 and complementary rules and amendments.

Unlisted -Argentina

The securities classified under "Unlisted Government Securities" have been valued at cost plus accrued interest not yet collected.

The Bank has recorded Secured Bonds issued by the Fiduciary Fund for Provincial Development received within the framework of Decree 1579/02, Ministry of Economy Resolution 539/02 and supplementary rules. These bonds have been stated at present value, following the guidelines established by Communication "A" 3911, complementary rules and amendments.

2.5. Loans:

The portfolio of performing loans and loans due ninety days or less has been valued in terms of the principal amounts actually lent, plus capitalized interest, net of principal amortization collected and debt balance refinancing, plus adjustments (from application of the CER, where applicable) and accrued interest receivable and less the estimated reserve for loan losses.

Secured loans were valued until February 28, 2003 according to their origin as i) received in exchange for Argentine government securities, in line with Decree 1387/01, have been valued at the ratio established by the Ministry of Economy (face value plus interest accrued until November 6, 2001, less coupons receivable until November 30, 2001), maintaining for such purpose the value at which those government securities had been recorded in investment accounts, ii) received in exchange for government securities accepted for the repayment of non-performing loans (Communication "A" 3348), have been valued at the higher of their face value less the related allowance for loan losses or their quotation value. The gain arising from the difference between the face value of the secured loans received and the value at which those exchanged securities had been recorded in investment accounts or the carrying value, as the case may be, accrues on a linear basis during the term of those loans. Secured Loans originally denominated in foreign currency subject to Argentine legislation have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments, the CER having been applied to the amount of those loans as from February 3, 2002.

Notes to the Consolidated Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

In accordance with Communication "A" 3911, complementary rules and amendments of the Argentine Central Bank, loans secured under Decree 1387/01 and other public sector loans are valued at the lower of present value (cash flows according to contract conditions, discounted at the rates of interest established by the Argentine Central Bank) or technical value (amount restated by the CER, where applicable, plus interest accrued in accordance with contract clauses). This value is compared to the theoretical value (book value at February 28, 2003, net of the offsetting account, plus adjustment by the CER, where applicable). The differences resulting from this comparison are shown in an assets offsetting account, if the result is positive, and expensed if the result is a loss. The balance will be adjusted according to the amount resulting from the calculation of the differences between those items, until they are used up. Once the balance has been used up, any subsequent valuation difference will be expensed.

Secured loans incorporated after February 28, 2003 are valued at cost grossed up for interest accrued at their internal rate of return.

Other loans to the public sector, not included in the preceding paragraph, originally granted in foreign currency have been converted into pesos at the exchange rate of $1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to the amount of those loans and maximum rates have been established, in accordance with Decree 1579/02, if those assets were subjected to the Exchange of Provincial Public Debt.

Loans to the non-financial private sector originally granted in foreign currency have been converted into pesos at the exchange rate of $1.00 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER and CVS have been applied to the amount of those loans and maximum rates have been established, depending on the borrower.

2.6. Other receivables for financial transactions:

The individual mortgage loans pending securitization whose fiduciary ownership was transferred by the Bank and recorded in this caption have been valued and converted into pesos following the criterion described in point 2.3 and 2.5.

The amount recorded in the account captioned "Other not included in the debtor classification regulations - Compensation to be received from the National Government" includes the amount in pesos equivalent to the technical value of the bonds to be received, in accordance with sections 28 and 29 of Decree 905, until the Argentine Central Bank credits the remaining BODEN 2012 in US dollars requested in compliance with that regulation.

The Bank has repurchased its Negotiable Obligations under a financing agreement signed with DePfa. These rights have been valued at period-end market value of the underlying negotiable obligations.

The rights arising from the total return swap transaction involving the Bank's own shares have been valued at period-end market value of the underlying asset.

Notes to the Consolidated Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

2.7. Investments in other companies:

This caption mainly includes the equity investments held by the Bank in:

Controlled investee engaged in non-homogeneous activities: BHN Inmobiliaria Sociedad Anónima. This equity investment has been recorded according to the equity method of accounting, at March 31, 2003.

Other equity investments: Mercado Abierto Electrónico Sociedad Anónima, ACH Sociedad Anónima, VR-Tasaciones y Certificaciones Sociedad Anónima, Mortgage.com Inc. and VR-Particulares Sociedad Anónima. These equity investments have been recorded at the lower of cost or estimated recoverable value.

2.8. Miscellaneous receivables

BODEN 2012 and National Government Secured Loans deposited in escrow have been valued following the criteria mentioned in the third paragraph of point 2.4. and in fifth paragraph of point 2.5., respectively.

2.9. Bank premises and equipment and miscellaneous assets:

These assets are recorded at cost restated in constant monetary units until February 28, 2003, net of accumulated depreciation calculated following the straight-line method, based on the estimated useful life of the assets. The cost of assets added before December 31, 1994 is restated in constant currency as of that date, while subsequent transactions are valued in current purchasing power values of the period to which they correspond.

The Bank records in "Miscellaneous assets – Assets acquired through foreclosures" housing units added to the Bank's assets in repayment of mortgage loans. These housing units have been valued at the lower of market value or the value of the loan, net of allowances.

The net book values of the assets taken as a whole, except for the assets intended for sale, which do not exceed their estimated recovery value, do not exceed their net realizable value.

2.10. Housing, life and unemployment insurance premiums in lending transactions:

The Bank's policy is to recognize the premium income when the corresponding loan installment accrues, except for those loans that are more than ninety days in arrears, and to allocate the expenditures for claims to the net income/(loss) for the period in which they occur.

The Bank has set up a reserve of Ps. 12,013 thousand, which is included in the Shareholders' Equity – Profit reserves – Others and a reserve for pending insurance claims for Ps. 9,427 thousand and Ps. 9,943 thousand at March 31, 2004 and 2003, respectively, which is shown in the Provisions caption under Liabilities.

2.11. Intangible assets

These assets represent organization and systems development expenses incurred by Banco Hipotecario S.A. and organization expenses due to the establishment and start-up and implementation of computer software of BHN Sociedad de Inversión Sociedad Anónima and BACS Banco de Crédito y Securitización Sociedad Anónima. These assets have been restated in constant monetary units of February 28, 2003, and are being amortized monthly according to the straight-line method, based on their estimated useful life.

2.12. Deposits

Deposits have been valued at their placement value, plus adjustments from application of the CER and accrued interest, where applicable. The fixed return for each transaction is accrued on an exponential basis, while the variable return is accrued at the pro rata rate of return agreed upon based on the improvement in the price of the financial asset or financial asset indicator, between the time the transaction is arranged and the end of the month.

Deposits originally made in foreign currency have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to those deposits.

2.13. Other liabilities from financial transactions

Futures and options transactions originally agreed in foreign currency, whether they have been settled and/or with settlement agreements in writing by the parties prior to the effectiveness of Decree 992 have been valued at the various rates of exchange agreed by the parties at the time of settlement of each transaction. The other transactions not renegotiated at the effective date of that decree have been converted into pesos at the rate of exchange of $ 1.40 per US dollar and recognized as sight accounts.

The Bank has acquired a call option for Euro 100,000 thousand. The premium on this option has been valued at period-end market price.

2.14. Valuation of options

Premiums on call options written and bought have been accrued on a linear basis during the life of the contract.

2.15. Stock appreciation right

As of March 31, 2004, a provision of Ps. 59,271 thousand for the Stock Appreciation Right ("StARS") clause envisaged in the issuance of the Medium-term Secured Facility was recorded under liabilities

2.16. Dismissal Indemnities

The Bank does not set up any provisions to cover the risk of dismissal indemnities involving the staff, as the disbursements in this respect are charged to the results for the year in which they occur.

2.17. Income Tax

Pursuant to Article 28 of Law 24,855, Banco Hipotecario Sociedad Anónima is subject to income tax, except for all the housing loan transactions carried out prior to October 23, 1997, date of registration of its by-laws with the Superintendency of Corporations.

The Bank charges income and sets up a provision for income tax determined based on the transactions subject to this tax in the period in which those transactions are carried out.

2.18. Minimum Notional Income Tax

Although the tax paid can be considered as a tax credit on account of income tax for a period of up to 10 years, the Bank has charged that disbursement to results.

2.19. Shareholders' Equity

a. Capital stock, reserves and capital adjustment:

The Shareholders' Equity account activity and balances prior to December 31, 1994 have been restated in the currency values prevailing at that date, following the method mentioned in the

first paragraph of this Note. The transactions carried out subsequent to that date have been recorded in currency values of the period to which they correspond. The balances of the Shareholders' Equity accounts as of March 31, 2004 have been restated in the currency value of February 28, 2003. The adjustment derived from the restatement of the balance of "Capital Stock" was allocated to "Equity Adjustments".

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 06, 2004
PRICE WATERHOUSE & CO.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

b. Results:

Income and expenses for the year have been restated into year-end currency regardless of whether they have been collected or paid. Monetary results of exposure to inflation were determined through February 28, 2003 as follows:

a) "Monetary result of financial transactions" includes the result of exposure to inflation generated by assets and liabilities related to the carrying out of the usual brokerage activity between the supply and demand of financial resources.
b) "Monetary result of operating expenses" includes the result of exposure to inflation generated by monetary assets and liabilities in pesos, related to administrative expenses.
c) "Monetary result of other operations" includes the result of exposure to inflation generated by assets and liabilities not related to the financial brokerage activity.

The preparation of the financial statements requires that the Bank's Board of Directors perform estimates affecting assets and liabilities, the net income/(loss) for the period and the determination of contingent assets and liabilities at the date thereof. Since these estimates involve value judgements regarding the probability of occurrence of future events, the actual net income/(loss) may differ from the estimated amount and thus generate losses or profits affecting subsequent periods. All legal and regulatory rules in force at the date of presentation of these financial statements have been considered.

The financial statement figures for the previous period, presented for comparative purposes, include certain reclassifications and adjustments that contemplate specific disclosure criteria so as to present them on a consistent basis with those of the current period.

3- DIFFERENCES BETWEEN ARGENTINE CENTRAL BANK REGULATIONS AND PROFESSIONAL ACCOUNTING STANDARDS

Below is a detail of the main differences between the Argentine Central Bank regulations and professional accounting standards, considering the statement made in the first part of Note 8: .

3.1. Valuation criteria

a) Compensation to be received, per Sections 28 and 29 of National Executive Branch Decree 905/02, and investment account securities

As of March 31, 2004 and 2003, the Bank carries the government securities received and to be received in the "Government Securities – holdings in investment accounts" and Other Receivables from financial transactions – Other not included in the debtor classification regulations" captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02.

In addition, there are BODEN 2012 received in repayment of mortgage loans that are carried in investment accounts.

Under professional accounting standards, the above-mentioned assets must be valued at their current value.

At the date of approval of these financial statements, the trading volume of these securities had not been significant. Therefore, the known market values may not be representative of the realizable value of those assets.

b) Allowances for receivables from the non-financial public sector

Current regulations on the setting up of allowances issued by the Argentine Central Bank provide that receivables from the Public Sector are not subject to allowances for doubtful accounts. Under professional accounting standards, those allowances must be estimated on the basis of the uncollectibility risk attaching to those assets.

c) Accounting for income tax according to the deferred tax method

The Bank determines income tax at the statutory rate applicable to the estimated taxable income, without considering the effect of any timing differences between the accounting and taxable results. Under professional accounting standards, income tax must be recognized according to the deferred tax method.

d) Valuation of options

The Bank values accrued premiums on call options bought and written on a linear basis. This criterion differs from professional accounting standards, under which such premiums are to be stated at their market value.

e) Net present value of secured loans, government and other similar securities

Through Resolution No. 87/03, the CPCECABA suspended the application of the criterion for measuring the present value, establishing the application of a relevant market interest rate on the basis of future income or disbursements of funds corresponding to loans, investments and other accounts receivable or payable generated by the specific activities carried out by financial institutions. This criterion differs from that established by Communication "A" 3911.

f) Valuation at equity value

For purposes of calculating the equity value, Technical Pronouncement No. 21 establishes that the closing date of the period of investors is to coincide with that of the issuing companies, a criterion that differs from Argentine Central Bank regulations. The same valuation criterion under professional accounting standards is also to be applied to all subsidiaries.

g) Restatement to constant currency

The March 31, 2003 financial statements have given recognition to the effects of the variations in the purchasing power of the currency until February 28, 2003, following the restatement method established by Technical Pronouncement No. 6 (as amended by Technical Pronouncement No. 19) of the FACPCE. As provided for by National Executive Branch Decree 664/2003, Argentine Central Bank Communication "A" 3921 and CNV Resolution No. 441, the Bank discontinued the application of that method and, therefore, did not recognize the effects of the variations in the purchasing power of the currency as from March 1, 2003.

As established by MD Resolutions Nos. 10 and 41/2003 of the CPCECABA, under professional accounting standards the application of this method remained in effect until the periods ended September 30, 2003.

Nevertheless, taking into account the negative variation of 2.1% in the IPIM in the period from March to September 2003, the effects derived from failure to recognize those variations in these financial statements have not been significant.

3.2. Disclosure issues

a) Comparative purpose financial statements

Under professional accounting standards, the Bank should present the comparative information on the balance sheet with that of the balance sheet at the closing date of the preceding full fiscal year, in this case, December 31, 2003.

b) Statement of cash flows, earning per share and business segment

The criterion established by Technical Pronouncement No. 19 for disclosing these items differs from that established by the Argentine Central Bank in its Circular CONAU 1.

4 - RESTRICTED ASSETS OF RELATED COMPANIES

At September 30, 2003, BHN Sociedad de Inversión Sociedad Anónima did not have any restricted assets.

BACS Banco de Crédito y Securitización S.A. is subject to the provisions of Decree 905/02 which provides that the Argentine Central Bank will grant financing to financial institutions for the subscription of bonds issued by the National State (BODEN due 2012 in US dollars), to be earmarked to cover the negative net foreign currency

position, requiring for such purpose assets as collateral for that financing. At the date of these financial statements, the assets to be offered by the Bank to the Governing Entity had not been identified.

As of March 31, 2004, BACS Banco de Crédito y Securitización S.A.'s availability of BODEN 2012 for US$ 11,965 credited by the Argentine Central Bank for the compensation

envisaged in Sections 28 and 29 of Decree 905/02 was restricted, those BODENs being deposited in CRYL.

BACS Banco de Crédito y Securitización S.A. carries certificates of participation in the BACS II Financial Trust and BACS Funding I Mortgage Trust as collateral for the financing line held with International Finance Corporation (IFC).

5 – MORTGAGE SYSTEMS INTERNATIONAL LLC ("MSI")

In view of the equity interest held by BHN Sociedad de Inversión S.A. in Mortgage Systems International LLC ("MSI"), and considering the problems that could arise from continuing to maintain an equity interest higher than 12.5% in a company which does not currently provide services supplementary to the Bank's specific activities, through Minutes No. 135 dated December 3, 2003 the Board of Directors resolved to: i) properly reflect the situation arising from the equity interest held in MSI in a note to consolidated financial statements; ii) consider the excess equity interest held by BHN Sociedad de Inversión S.A. in MSI's capital stock as a higher consolidated minimum capital requirement, as established by applicable regulations; and iii) make the pertinent presentations to the BCRA proposing the correct classification.

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Balance Sheet

For the period ended March 31, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

	2004	2003
ASSETS		
A. CASH AND CASH RESOURCES	**347,984**	**374,125**
Cash	29,092	38,546
Banks and correspondents	135,634	245,251
Others – (Note 8.2.)	183,258	90,328
B. GOVERNMENT AND CORPORATE SECURITIES (Schedule A and Note 8.4.)	**394,685**	**1,125,847**
Holdings in investment accounts	110,310	996,415
Holdings of trading securities	91,150	3,838
Unlisted government securities	191,739	114,573
Investments in listed corporate securities	1,486	11,021
C. LOANS (Schedules B, C and D and Notes 8.3. and 8.5.)	**2,397,657**	**2,651,551**
To the non-financial public sector	735,471	870,732
To the financial sector	206	4,778
To the non-financial private sector and residents abroad	2,012,573	2,324,109
Overdraft facilities	115,000	89,200
Mortgage loans	1,803,981	2,088,907
Consumer loans	4,747	-
Unallocated collections	(11,269)	(16,192)
Others	65,999	119,237
Accrued interest and quotation differences receivable	34,115	42,957
Allowances (Schedule J and Notes 9 and 10)	(350,593)	(548,068)
D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS (Schedules B, C and D and Notes 8.3. and 8.6.)	**3,893,719**	**3,068,318**
Argentine Central Bank	3,324	2,012
Amounts receivable for spot and forward sales to be settled	2,096	-
Securities to be received under spot and forward purchases to be settled	602,269	-
Premiums on options bought	8,986	-
Others not included in the debtor classification regulations (Note 14)	2,830,459	2,689,177
Others included in the debtor classifications regulations (Notes 14 and 15)	457,023	389,883
Accrued interest receivable included in the debtor classification regulations (Note 15)	24,442	15,245
Allowances (Schedule J)	(34,880)	(27,999)

Guillermo C. Martinez
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 06 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Balance Sheet (Continued)
For the period ended March 31, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

		2004	2003
F.	**INVESTMENTS IN OTHER COMPANIES (Schedule E and Notes 8.7. and 28)**	**116,649**	**109,061**
	In financial institutions	75,953	74,547
	Others	40,696	34,514
G.	**MISCELLANEOUS RECEIVABLES (Note 8.8.)**	**860,444**	**33,630**
	Receivables for assets sold (Schedules B and C)	657	-
	Others (Note 16)	882,710	64,163
	Accrued interest on receivables for assets sold (Schedules B and C)	27	-
	Other accrued interest receivable	1,698	1,698
	Allowances (Schedule J)	(24,648)	(32,231)
H.	**BANK PREMISES AND EQUIPMENT (Schedule F and Note 8.9.)**	**92,597**	**99,025**
I.	**MISCELLANEOUS ASSETS (Schedule F and Note 8.9.)**	**27,743**	**35,741**
J.	**INTANGIBLE ASSETS (Schedule G and Note 8.11.)**	**2,935**	**4,800**
	Organization and development expenses	2,935	4,800
K.	**UNALLOCATED ITEMS**	**8,999**	**8,302**
TOTAL ASSETS		**8,143,412**	**7,510,400**

Guillermo C. Martínez
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 06 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° I F° I
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Balance Sheet (Continued)
For the period ended March 31, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

	2004	2003
LIABILITIES		
L. DEPOSITS (Schedules H and I and Notes 8.3., 8.12. and 27)	**127,926**	**114,827**
Non-financial public sector	16,453	14,358
Financial sector	7,791	7,231
Non-financial private sector and residents abroad	103,682	93,238
Checking accounts	11,074	7,141
Savings accounts	43,004	21,963
Time deposits	15,249	12,070
Others	33,645	40,959
Accrued interest and quotation differences payable	710	11,105
M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS (Schedule I and Notes 8.3., 8.13. and 8.14.)	**5,977,221**	**6,067,767**
Argentine Central Bank	2,133,934	2,039,643
Rediscount to cover lack of liquidity	-	47,845
Others	2,133,934	1,991,798
Banks and international entities	318,942	407,659
Unsubordinated negotiable obligations (Note 17)	2,703,959	2,674,808
Amounts payable under spot and forward purchases to be settled	559,265	-
Securities to be delivered under spot and forward sales to be settled	2,097	-
Premiums on options written	79	-
Loans from domestic financial institutions	157,991	246,220
Others (Note 18)	42,338	320,441
Accrued interest and quotation differences payable	58,616	378,996
N. MISCELLANEOUS LIABILITIES	**54,646**	**44,249**
Fees	4,251	2,644
Others (Note 20)	50,395	41,605
O. PROVISIONS (Schedule J and Note 8.10.)	**199,723**	**103,892**
Q. UNALLOCATED ITEMS	**2,451**	**3,825**
TOTAL LIABILITIES	**6,361,967**	**6,334,560**
SHAREHOLDERS' EQUITY (per related statement) (Note 8.19.)	**1,781,445**	**1,175,840**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**8,143,412**	**7,510,400**

Notes and Schedules are an integral part of these financial statements.

Guillermo C. Martinez
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 06 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Income Statement

For the period ended March 31, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

	2004	2003
A. FINANCIAL INCOME	**229,531**	**128,551**
Interest on cash and cash resources	218	119
Interest on loans to the financial sector	-	-
Interest on overdraft facilities	685	3,343
Interest on mortgage loans	42,489	51,225
Interest on other loans	2,581	3,318
Interest on other receivables for financial transactions	9,357	9,142
Net income from government and corporate securities	43,550	-
Net income from secured loans – Decree 1387/01	14,211	8,591
Adjustment from application of CER	13,182	23,788
Adjustment from application of CVS	38,558	15,575
Others (Note 21)	64,700	13,450
B. FINANCIAL EXPENSES	**58,315**	**328,697**
Interest on current account deposits	28	22
Interest on savings account deposits	263	81
Interest on time deposits	163	425
Interest on loans from financial sector	2,185	14,327
Interest on other liabilities from financial transactions	26,015	97,969
Other interest	11,788	14,215
Net loss on options	3,338	-
Net loss on government and corporate securities	-	61,252
Adjustment from application of CER	13,772	32,792
Others (Note 21)	763	107,614
GROSS BROKERAGE MARGIN	**171,16**	**(200,146)**
C. PROVISION FOR LOSSES ON LOANS	**4,752**	**36,413**
D. INCOME FROM SERVICES	**16,544**	**17,993**
Linked with borrowing transactions	822	875
Others (Note 22)	15,722	17,118
E. EXPENSES FOR SERVICES	**6,097**	**5,423**
Commissions	2,937	2,422
Others (Note 23)	3,160	3,001

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 06 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Income Statement (Continued)

For the period ended March 31, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

	2004	2003
F. MONETARY RESULT OF FINANCIAL TRANSACTIONS	-	(9,314)
G. ADMINISTRATIVE EXPENSES	22,669	23,696
Personnel expenses	12,487	13,301
Directors' and syndics' fees	399	371
Other fees	838	1,024
Advertising and publicity	240	63
Taxes	2,689	1,768
Other operating expenses (Note 24)	5,355	6,713
Others	661	456
H. MONETARY RESULT OF OPERATING EXPENSES	-	41
NET INCOME/(LOSS) ON FINANCIAL TRANSACTIONS	154,242	(256,958)
I. MISCELLANEOUS INCOME	19,819	23,569
Income from long-term investments	1,755	-
Penalty interest	2,202	3,909
Loans recovered and allowances reversed	10,299	18,657
Adjustment from application of CER	-	-
Others (Note 25)	5,563	1,003
J. MISCELLANEOUS LOSSES	73,441	16,418
Loss on long-term investments	-	5,936
Penalty interest and charges in favor of the BCRA	14	4
Loan loss provision for miscellaneous receivables and other provisions	11,725	7,407
Others (Note 26)	61,702	3,071
K. MONETARY RESULT OF OTHER OPERATIONS	-	24
NET INCOME/(LOSS) BEFORE INCOME TAX	100,620	(249,783)
NET INCOME/(LOSS) FOR THE PERIOD	100,620	(249,783)

Notes and schedules are an integral part of these financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 06 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Statement of Changes in Shareholders' Equity

For the period ended March 31, 2004

In comparative format with the same period of the previous year

(In thousands of pesos)

Changes	Capital Stock	Non-Capitalized Contributions		Equity adjustment	Profit reserves		Retained earnings	Total at 3.31.04	Total at 3.31.03
		Share issuance premium	Irrevocable contributions for future capital increases		Legal	Others			
1. Opening balances	1,500,000	-	1	1,797,623	1,022,078	169,608	(2,808,485)	1,680,825	1,425,623
2. **Subtotal**	1,500,000	-	1	1,797,623	1,022,078	169,608	(2,808,485)	1,680,825	1,425,623
3. Net income /(loss) for the period							100,620	100,620	(249,783)
4. **Closing balances**	**1,500,000**	-	**1**	**1,797,623**	**1,022,078**	**169,608**	**(2,707,865)**	**1,781,445**	**1,175,840**

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 06 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martial
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Statement of Source and Application of Funds

For the period ended March 31, 2004

In comparative format with the same period of the previous year

(In thousands of pesos)

	2004	2003
Changes in funds		
Cash and cash resources at beginning of period	379,002	105,974
Increase (decrease) in funds	(31,018)	268,151
Cash and cash resources at end of period	347,984	374,125
Reasons for changes in funds in uniform currency		
Plus:		
Financial income collected	189,775	97,192
Income from services collected	16,648	19,151
Less:		
Financial expenses paid	247,038	249,346
Expenses for services paid	6,097	5,423
Administrative expenses paid	16,974	21,837
Funds provided by (used in) ordinary transactions	(63,686)	(160,263)
Other sources of funds	479,225	989,576
Net increase in deposits	4,992	-
Net decrease in government and corporate securities	182,409	216,608
Net decrease in loans	-	284,242
Net decrease in other receivables for financial transactions	-	464,734
Net decrease in other assets	291,824	16,832
Other sources of funds	-	7,160
Total sources of funds	415,539	829,313
Other uses of funds	446,557	560,284
Net increase in loans	16,811	-
Net increase in other receivables for financial transactions	126,321	-
Net decrease in deposits	-	18,082
Net decrease in other liabilities from financial transactions	224,242	510,355
Net decrease in other liabilities	78,707	23,476
Monetary result of exposure to inflation	-	8,371
Other uses of funds	476	-
Total uses of funds	446,557	560,284
Monetary result of cash and cash resources	-	878
Increase (decrease) in funds	(31,018)	268,151

Notes and schedules are an integral part of these financial statements.

Guillermo C. Martínez
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 06 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Memorandum Accounts

For the period ended March 31, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

	2004	2003
DEBIT	**12,589,696**	**7,771,552**
Contingent	**9,206,439**	**4,167,620**
Guarantees received	1,936,623	2,257,094
Others not included in the debtor classification regulations	3,213,250	251,924
Contingencies – re. contra items	4,056,566	1,658,602
Control	**3,031,129**	**3,603,932**
Loans classified as non-recoverable	877,093	646,575
Others	2,153,666	2,957,357
Control – re. contra items	370	-
Derivatives	**352,128**	**-**
Notional value of call options bought	351,751	-
Derivatives - re. contra items	377	-
CREDIT	**12,589,696**	**7,771,552**
Contingent	**9,206,439**	**4,167,620**
Loans granted (unused balances) included in the debtor classification regulations (Schedules B, C and D)	3,786	2,696
Guarantees provided to the BCRA	506,456	786,865
Other guarantees not included in the debtor classification regulations	785,978	-
Contingencies – re. contra items	7,910,219	3,378,059
Control	**3,031,129**	**3,603,932**
Amounts to be credited	255	108
Others	-	-
Control – re. contra items	3,030,874	3,603,824
Derivatives	**352,128**	**-**
"Notional" value of call options written	377	-
Derivatives – re. contra items	351,751	-

Notes and Schedules are an integral part of these financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 06 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Government and corporate securities

For the period ended March 31, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

SCHEDULE (A)

Description	Identification	Holding			Position without options	Options	Final position
		Market value	Book value 3/31/2004	Book value 3/31/2003			
LISTED GOVERNMENT SECURITIES							
- Holdings in investment accounts							
Argentina		89,831	110,310	996,415	110,310	-	110,310
In foreign currency		89,831	110,310	996,415	110,310	-	110,310
Boden 2012 - Compensating Bond	ARR6123=BA	34,945	51,829	907,430	51,829		51,829
Boden 2012 - Repayment of loans		54,886	58,481	88,985	58,481		54,481
Subtotal investment accounts		89,831	110,310	996,415	110,310	-	110,310
- Holdings of trading securities							
Argentina		91,150	91,150	3,838	89,053	-	89,053
In pesos		42,936	42,936	3,838	40,839	-	40,839
Social security debt consolidation Bond in US dollars	PRE IV	119	119	41	119	-	119
Social security debt consolidation Bond in pesos	PRE III	47	47	3	47	-	47
Suppliers Bond in pesos	PRO I	252	252	232	252	-	252
Medium-term treasury bonds – 8.725% - due 2002	BONTE 5/9/02	-	-	4	-	-	-
National Government bonds in pesos 2% - due 2007	BODEN 2007	10,970	10,970	692	10,970	-	10,970
National Government bonds in pesos 2% - due 2008	BODEN 2008	7,042	7,042	-	4,945	-	4,945
Suppliers Bond in US dollars	PRE VIII	6,900	6,900	-	6,900	-	6,900
Suppliers Bond in pesos	PRO V	451	451	442	451	-	451

Guillermo C. Martínez
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 06 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Government and corporate securities

For the period ended March 31, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

SCHEDULE (A)

Description	Identification	Holding			Position without options	Options	Final position
		Market value	Book value 3/31/2004	Book value 3/31/2003			
Social security debt consolidation Bond in US dollars	PRE VI	260	260	180	260	-	260
Suppliers bond in pesos	PRO IX	327	327	384	327	-	327
Suppliers bond in US dollars	PRO IV	493	493	403	493	-	493
Medium-term treasury bonds – 12.125% - due 2005	ARTY05FD3=ME	152	152	244	152	-	152
Medium-term treasury bonds – 11.25% - due 2004	ARTY04FD3=ME	142	142	214	142	-	142
Medium-term treasury bonds – 8.755% - due 2002	ARTY02FD3=ME	297	297	250	297	-	297
Others		1,002	1,002	749	1,002	-	1,002
Argentine Republic External Bills	ARVEY43=BA	14,482	14,482	-	14,482	-	14,482
In foreign currency		48,214	48,214	-	48,214	-	48,214
Argentine Republic External Bills		33,247	33,247	-	33,247	-	33,247
BODEN 2012		14,967	14,967	-	14,967	-	14,967
Subtotal trading securities		91,150	91,150	3,838	89,053	-	89,053
TOTAL LISTED GOVERNMENT SECURITIES		180,981	201,460	1,000,253	199,363	-	199,363
UNLISTED GOVERNMENT SECURITIES							
Argentina		-	191,739	114,573	191,739	-	191,739
In pesos		-	191,739	73,475	191,739	-	191,739
National and Provincial Bonds		-	-	5,503	-	-	-
National Government secured bonds		-	159,593	-	159,593	-	159,593
National Government Bonds 9 %	ARB6AFC3=BA	-	30,313	19,450	30,313	-	30,313
Fiscal credit certificate		-	1,833	5,503	1,833	-	1,833
Argentine Central Bank Bills	ARVEY43=BA	-	-	43,019	-	-	-
In foreign currency		-	-	41,098	-	-	-
National Government Bonds 9 %	ARARGE033233	-	-	-	-	-	-
Argentine Republic External Bills		-	-	41,098	-	-	-
Fiscal credit certificate		-	-	-	-	-	-
TOTAL UNLISTED GOVERNMENT SECURITIES		-	191,739	114,573	191,739	-	191,739

Guillermo C. Martínez
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 06 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Government and corporate securities

For the period ended March 31, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

SCHEDULE (A)

Description	Identification	Holding			Position without options	Options	Final position
		Market value	Book value 3/31/2004	Book value 3/31/2003			
INVESTMENTS IN LISTED CORPORATE SECURITIES							
- Other equity securities							
Argentina		1,486	1,486	11,021	-	-	-
In pesos		1,486	1,486	11,021	-	-	-
Banco Hipotecario - Book-entry "D"	ARBHIPO 10161	-	-	2,087	-	-	-
Banco Hipotecario - Options	ARBHI 10100194	-	-	30	-	-	-
Aluar S.A.		-	-	604	-	-	-
Solvay Indupa SAIC		-	-	1,926	-	-	-
Molino Río de la Plata		-	-	3,145	-	-	-
Perez Companc S.A.		-	-	3,229	-	-	-
Tarjeta Shopping Trust Debt Securities, Series 5		580	580	-	-	-	-
Mutual funds		906	906	-	-	-	-
TOTAL INVESTMENTS IN LISTED CORPORATE SECURITIES		1,486	1,486	11,021	-	-	-
TOTAL		182,467	394,685	1,125,847	391,102	-	391,102

Notes and schedules are an integral part of these financial statements.

Guillermo C. Martinez
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 06 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Classification of financing according to status and guarantees received
For the period ended March 31, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

SCHEDULE B

COMMERCIAL PORTFOLIO	2004	2003
Normal situation	1,048,780	1,145,105
With "B" preferred collateral and counter-guarantees	2,342	7,793
Without any preferred collateral or counter-guarantees	1,046,438	1,137,312
Potential risk	1,457	381
With "B" preferred collateral and counter-guarantees	1,457	381
Without any preferred collateral or counter-guarantees	-	-
With problems	386	-
With "B" preferred collateral and counter-guarantees	364	-
Without any preferred collateral or counter-guarantees	22	-
High risk of insolvency	1,212	9,731
With "B" preferred collateral and counter-guarantees	153	2,213
Without any preferred collateral or counter-guarantees	1,059	7,518
Uncollectible	9,838	50,479
With "B" preferred collateral and counter-guarantees	685	10,037
Without any preferred collateral or counter-guarantees	9,153	40,442
Uncollectible for technical reasons	766	-
With "B" preferred collateral and counter-guarantees	-	-
Without any preferred collateral or counter-guarantees	766	-
TOTAL COMMERCIAL PORTFOLIO	1,062,439	1,205,696

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 06 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

BANCO
HIPOTECARIO

Classification of financing according to status and guarantees received

SCHEDULE B
(Continued)

CONSUMER AND HOUSING PORTFOLIO	2004	2003
Normal performance	1,600,420	1,594,400
With "B" preferred collateral and counter-guarantees	1,505,138	1,525,160
Without any preferred collateral or counter-guarantees	95,282	69,240
Inadequate performance	148,839	212,989
With "B" preferred collateral and counter-guarantees	138,769	204,338
Without any preferred collateral or counter-guarantees	10,070	8,651
Deficient performance	80,033	139,473
With "B" preferred collateral and counter-guarantees	74,026	133,841
Without any preferred collateral or counter-guarantees	6,007	5,632
Difficult collection	117,422	165,893
With "B" preferred collateral and counter-guarantees	104,600	156,388
Without any preferred collateral or counter-guarantees	12,822	9,505
Uncollectible	200,819	263,947
With "B" preferred collateral and counter-guarantees	89,770	195,090
Without any preferred collateral or counter-guarantees	111,049	68,857
Uncollectible for technical reasons	24,213	25,045
With "B" preferred collateral and counter-guarantees	19,319	21,853
Without any preferred collateral or counter-guarantees	4,894	3,192
TOTAL CONSUMER AND HOUSING PORTFOLIO	2,171,746	2,401,747
GENERAL TOTAL	3,234,185	3,607,443

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 06 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Concentration of Financing
For the period ended March 31, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

SCHEDULE C

Number of customers	FINANCING			
	2004		2003	
	Debt balance	% of total portfolio	Amount	% of total portfolio
10 largest customers	971,327	30.03%	1,073,049	29.75%
50 following largest customers	93,095	2.88%	123,680	3.43%
100 following largest customers	19,011	0.59%	28,443	0.79%
Rest of customers	2,150,752	66.50%	2,382,271	66.03%
Total	3,234,185	100%	3,607,443	100%

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 06 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Breakdown of financing according to maturity dates
For the period ended March 31, 2004
(In thousands of pesos)

SCHEDULE D

Item	Past due portfolio	Remaining term to maturity						
		1 month	3 months	6 months	12 months	24 months	more than 24 months	Total
Non-financial public sector	12,004	7,734	1,743	2,636	7,112	43,955	660,287	735,471
Financial sector	-	206	-	-	-	-	-	206
Non-financial private sector and residents abroad	42,769	246,338	68,859	47,298	86,049	164,295	1,842,900	2,498,508
Total	**54,773**	**254,278**	**70,602**	**49,934**	**93,161**	**208,250**	**2,503,187**	**3,234,185**

Guillermo C. Martínez
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with *our report dated May 06 2004*
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Breakdown of Investments in Other Companies

SCHEDULE E

Item		Shares and/or units					Information on the issuer				
								Data on latest fin. Statements			
Description	Class	Face value per unit	Votes per share	Number	Amount at 3/31/2004	Amount at 3/31/2003	Principal line of business	End of period/year	Capital Stock	Shareholders' Equity	Result for the period/year
- In Financial Institutions, supplementary and authorized activities											
Controlled - Argentina											
- BACS Banco de Crédito y Securitización S.A.	ordinary	1	1	43,750,000	75,953	74,547	Banking	3/31/2004	62,500	104,438	7,378
- BHN Sociedad de Inversión S.A.	ordinary	1	1	17,999,920	37,921	31,264	Investment	9/30/2003	18,000	37,925	5,367
(*) - V.R.Tasaciones y Certificaciones S.A.	ordinary	1	1	200,000	-	-	Appraisals and certifications	12/31/2000	200	s/d	s/d
Subtotal controlled - Argentina					113,874	105,811					
- In other companies											
Controlled - Argentina											
- BHN Inmobiliaria S.A.	ordinary	1	1	1,899,880	2,764	3,146	Real estate broker	3/31/2003	1,900	2,764	(381)
Subtotal controlled - Argentina					2,764	3,146					
Non-controlled - Argentina											
(*) - BHN Vida S.A.	ordinary	1	1	120	-	-	Insurer	9/30/2003	5,112	6,203	709
(*) - BHN Seguros Generales S.A.	ordinary	1	1	120	-	-	Insurer	9/30/2003	5,112	6,789	914
(*) - BHN Seguros de Crédito Hipotecario S.A.	ordinary	1	1	120	-	-	Insurer	9/30/2003	12	106	3
- Mercado Abierto Electrónico S.A.	ordinary	1,200	1	1	4	4	Over-the-counter securities	9/30/2003	1,361	4,092	1,886
- ACH S.A.	ordinary	1	1	2,500	7	7	Electronic clearing of means of payment	12/31/2001	250	1,835	384
(*) - V.R. Particulares S.A.	ordinary	1	1	15,000	-	-	Condominium administration	12/31/2000	120	s/d	s/d
Subtotal Non-controlled - Argentina					11	11					
Non-controlled - foreign											
- Mortgage.com Inc.	s/d	s/d	s/d	3,137,173	-	93	Internet	9/30/2002	13,333	6,932	(184)
Subtotal non-controlled - foreign					-	93					
Total equity investments in other companies					116,649	109,061					

(*) PESO VALUE OF EQUITY INVESTMENTS

- BHN Vida S.A.	120
- BHN Seguros Generales S.A.	120
- BHN Seguros de Crédito Hipotecario S.A.	120
- V.R. Tasaciones y Certificaciones S.A.	1
- V.R. Particulares S.A.	1

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 06, 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Bank premises and equipment and Miscellaneous Assets
For the period ended March 31, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

SCHEDULE F

Item	Net book value at beginning of period	Additions	Transfers	Deletions	Losses due to impairment of value	Depreciation for the period		Net book value at 3/31/2004	Net book value at 3/31/2003
						Useful life (years)	Amount		
BANK PREMISES AND EQUIPMENT									
- Real estate properties	84,908		(2,120)			50	464	82,324	85,913
- Furniture and facilities	6,378	32				10	428	5,982	7,160
- Machinery and equipment	1,566	24				5	200	1,390	2,124
- Computer equipment	2,562	752				3	586	2,728	3,658
- Vehicles	0					5	0	0	1
- Sundry	193	4				5	24	173	169
Total	95,607	812	(2,120)				1,702	92,597	99,025
Miscellaneous assets									
- Works of art and collectors' items	195						-	195	195
- Leased assets	5,808					50	34	5,774	12,771
- Other miscellaneous assets	25,191		2,120	5,425		50	112	21,774	22,775
Total	31,194	0	2,120	5,425			146	27,743	35,741

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 06, 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Intangible Assets

For the period ended March 31, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

SCHEDULE G

Item	Net book value at beginning of year	Additions	Transfers	Deletions	Losses due to impairment of value	Amortization for the period		Net book value at 3/31/2004	Net book value at 3/31/2003
						Useful life (years)	Amount		
Organization and development expenses	1,969	966	-		-	5/3	-	2,935	4,800
Total	1,969	966	-	-	-		-	2,935	4,800

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 06, 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Concentration of deposits
For the period ended March 31, 2004
in comparative format with the previous year

SCHEDULE H

Number of customers	2004		2003	
	Debt balance	% of total portfolio	Debt balance	% of total portfolio
10 largest customers	49,566	38.75%	60,705	52.87%
50 following largest customers	7,687	6.01%	7,826	6.82%
100 following largest customers	5,864	4.58%	5,539	4.82%
Rest of customers	64,809	50.66%	40,757	35.49%
Total	127,926	100%	114,827	100%

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 06, 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Breakdown of deposits, other liabilities from financial transactions and subordinated negotiable obligations according to maturity dates

For the period ended March 31, 2004

(In thousands of pesos)

SCHEDULE I

Item	Remaining terms to maturity						Total
	1 month	3 months (*)	6 months (*)	12 months (*)	24 months (*)	More than 24 months (*)	
Deposits	92,808	3,571	591	458	185	30,313	127,926
- Time deposits	12,056	3,571	591	458	185	30,313	47,174
- Savings accounts	43,134	-	-	-	-	-	43,134
- Checking accounts	19,452	-	-	-	-	-	19,452
- Other deposits	18,166	-	-	-	-	-	18,166
Other liabilities from financial transactions	238,067	4,085	120,141	12,404	138,072	4,903,011	5,415,780
- Argentine Central Bank							
Others	11,246	4,085	6,172	12,404	42,394	2,065,571	2,141,872
- Banks and international entities							
Secured facilities in pesos	-	-	23,656	-	22,570	112,851	159,077
Secured facilities in US dollars			33,165	-	31,856	159,211	224,232
Long-term facilities – Floating rate			121	-	-	24,354	24,475
Long-term facilities at a fixed rate			471	-	-	71,664	72,135
- Unsubordinated negotiable obligations							
EMTN Series III	2,372	-	-	-	-	-	2,372
GMTN Series I	46,474	-	-	-	-	-	46,474
GMTN Series IV	3,215	-	-	-	-	-	3,215
GMTN Series VI	2,370	-	-	-	-	-	2,730
GMTN Series XVI	38,560	-	-	-	-	-	38,560
GMTN Series XVII	3,292	-	-	-	-	-	3,292
GMTN Series XXII	820	-	-	-	-	-	820
GMTN Series XXIII	32,695	-	-	-	-	-	32,695
GMTN Series XXIV	25,414	-	-	-	-	-	25,414
GMTN Series XXV	28,911	-	-	-	-	-	28,911
Guaranteed bond in US dollars			42,977	-	41,252	206,173	290,402
Long-term bond in US dollars			7,708	-	-	1,287,545	1,295,253
Long-term bond in euros			5,871	-	-	975,642	981,513
- Others							
Others	42,338		-	-	-	-	42,338
Total	330,875	7,656	120,732	12,862	138,257	4,933,324	5,543,706

(*) These balances are disclosed in accordance with contract clauses.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 06, 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Allowances and provisions

For the period ended March 31, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

SCHEDULE J

Breakdown	Opening balances	Increases in uniform currency	Decreases in uniform currency		Balances at 3.31.04	Balances at 3.31.03
			Reversals	Allocations		
Allowances						
Loans - For uncollectibility risk and loss of value (a)	419,608	-	-	69,015	350,593	548,068
Other receivables for financial transactions - For uncollectibility risk and loss of value (b)	30,129	4,752	-	1	34,880	27,999
Miscellaneous receivables - For uncollectibility risk and loss of value (c)	21,433	3,215	-	-	24,648	32,231
Total	471,170	7,967	-	69,016	410,121	608,298
Provisions						
- Other contingencies (d)	287,279	8,510	-	96,066	199,723	103,842
- Contingent liabilities (e)	-	-	-	-	-	50
Total	287,279	8,510	-	96,066	199,723	103,892

(A) FOR UNCOLLECTIBILITY RISKS OF LOANS: STEMS FROM THE ANALYSIS COVERING UNCOLLECTIBILITY RISKS OF THE LOAN PORTFOLIO PERFORMED BY THE BANK, WHICH CONSIDERS THE REGULATIONS LAID DOWN BY THE ARGENTINE CENTRAL BANK AND ESTIMATES FOR THE PERIOD, AS MENTIONED IN NOTES 9 AND 10.
(B) FOR UNCOLLECTIBILITY RISKS OF OTHER RECEIVABLES FOR FINANCIAL TRANSACTIONS: REFLECTS THE POTENTIAL UNCOLLECTIBILITY OF MORTGAGE LOANS TRANSFERRED IN TRUST, BUT NOT YET SECURITIZED.
C) FOR UNCOLLECTIBILITY RISKS OF MISCELLANEOUS RECEIVABLES: SET UP TO COVER ANY POSSIBLE UNCOLLECTIBILITY OF MISCELLANEOUS RECEIVABLES.
(D) FOR OTHER CONTINGENCIES: THIS PROVISION WAS SET UP TO COVER CONTINGENCIES INVOLVING LAWSUITS, ATTORNEYS' FEES AND CERTAIN EXPENSES RELATED TO THE ADMINISTRATIVE RESTRUCTURING UNDERTAKEN BY THE BANK. IN ADDITION, THE BALANCE AT MARCH 31, 2004 INCLUDES THE RESERVES FOR INSURANCE ACTIVITIES, AS ESTABLISHED BY NATIONAL INSURANCE SUPERINTENDENCY REGULATIONS.
(e) FOR CONTINGENT LIABILITIES: THIS BALANCE INCLUDES THE UNCOLLECTIBILITY RISK STEMMING FROM THE EVALUATION OF BENEFICIARIES' PERFORMANCE OF OUTSTANDING COMMITMENTS.

Guillermo C. Martínez
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 06, 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Capital status

For the period ended March 31, 2004
(In thousands of pesos)

Schedule K

STOCK			CAPITAL STOCK					
Class	Number	Votes per share	Issued		Pending issuance or distribution	Allotted	Paid-in	Not yet paid-in
			Outstanding	Treasury Stock				
Ordinary								
Book-entry shares	150,000,000	(1)	1,500,000 (2)	-	-	-	1,500,000	-
Total			1,500,000	-	-	-	1,500,000	-

- See Note 7 to the financial statements.
- See Note 35 to the financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 06, 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Foreign Currency Balances

For the period ended March 31, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

SCHEDULE L

CAPTIONS	Head office and branches in Argentina	Total at 3/31/04	Total for the period (by currency)		Total at 3/31/03
			US$	EUROS	
ASSETS					
Cash and cash resources	325,087	325,087	212,715	112,372	317,801
Government and corporate securities	158,524	158,524	158,524	-	1,037,513
Loans	64,581	64,581	64,581	-	116,471
Other receivables for financial transactions	3,378,894	3,378,894	2,761,407	617,487	2,645,827
Equity investments in other companies	-	-	-	-	93
Miscellaneous receivables	764,024	764,024	764,024	-	45
Unallocated items	887	887	887	-	1,198
Total	**4,691,997**	**4,691,997**	**3,962,138**	**729,859**	**4,118,948**
LIABILITIES					
Deposits	26	26	26	-	147
Other liabilities from financial transactions	3,629,842	3,629,842	2,582,575	1,047,267	3,634,766
Miscellaneous liabilities	648	648	647	1	631
Unallocated items	-	-	-	-	-
Total	**3,630,516**	**3,630,516**	**2,583,248**	**1,047,268**	**3,635,544**
MEMORANDUM ACCOUNTS					
DEBIT (Except for contra items)	423,276	423,276	71,408	351,868	15,207
Contingencies	67,840	67,840	67,840	-	12,933
Control	3,685	3,685	3,568	117	2,274
Derivatives	351,751	351,751	-	351,751	-
CREDIT (Except for contra items)	729,078	729,078	729,078	-	562,876
Contingencies	729,078	729,078	729,078	-	562,876
Control	-	-	-	-	-
Derivatives	-	-	-	-	-

Guillermo C. Martínez
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 06, 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Financial Assistance to Related Parties

For the period ended March 31, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

SCHEDULE N

Item / Situation	Normal	Potential risk / Inadequate performance	With problems / deficient performance		High risk of insolvency / difficult collection		Uncollectible	Uncollectible for technical reasons	Total	
			Not yet due	Past due	Not yet due	Past due			3.31.04	3.31.03
1. Loans										
- Mortgage and pledge loans	340	-	-	-	-	-	60		400	1,759
With "B" preferred collateral and counter-guarantees	340	-	-	-	-	-	60		400	1,759
2. Equity investments in other companies	116,638	-	-	-	-	-			116,638	108,957
Total	116,978	-	-	-	-	-	60		117,038	110,716
Allowances	3	-	-	-	-	-	47		50	188

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 06, 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Notes to the Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

1 – COMPREHENSIVE FINANCIAL DEBT RESTRUCTURING PLAN

In view of the significant adverse changes that took place in 2002 in Argentina (Note 2) and their impact on the financial system, on August 15, 2002 the Board of Directors of the Bank resolved to start a restructuring of its debt corresponding to principal on: i) negotiable obligations issued abroad for approximately $ 2,849,254 thousand and ii) loans received from foreign banks and entities for approximately $ 889,551 thousand, both balances at December 31, 2003.

On the basis of that restructuring and with the intention to give an equitable treatment to the various creditors involved, the Bank decided to postpone the servicing of the principal, interest and any other item in connection with the debt concerned from August 16, 2002 to the date of the successful restructuring of the debt. This situation was informed to the Argentine Central Bank, the National Securities Commission and the Buenos Aires Stock Exchange on August 16, 2002.

On May 28, 2003, the Bank complied with the requirements of Communication "A" 3940 in connection with the treatment of the financial capital debt subject to the requirement of prior approval from the Argentine Central Bank for purposes of settlement.

Through Resolution No. 301 the Board of Directors of the Argentine Central Bank approved the terms of the proposal for refinancing Banco Hipotecario's foreign debt, provided the following changes are made: i) disallowing the delivery of foreign currency denominated debt subject to foreign law, in settlement of the exchange of debt in pesos subject to Argentine law, ii) including in the restrictions on the new financing to be allocated to the advance repayment of restructured loans, the specification that the present value of the new indebtedness incurred to settle the restructured debt in advance shall not exceed that of the debt being settled in advance and iii) eliminating all mention of a possible petition for approval of an out-of-court reorganization plan.

In view of the terms in which the Argentine Central Bank approved the refinancing proposal, on July 30, 2003 the Bank submitted a letter to the Governing Entity requesting that: i) point 1.3. of Resolution 301 (mentioned in point iii) of the preceding paragraph) be reconsidered, to allow submitting the out-of-court reorganization plan to the approval by the courts or, in the alternative, that the Argentine Central Bank take note of the submission of that plan as decided by the Bank, explaining that its admission will be subject to the final decision to be issued by the court having jurisdiction over this matter; ii) it has also requested that the effects of point 1.3. of that Resolution be set aside until the court issues a decision regarding the petition filed, the remaining terms of that Resolution continuing to be in full force and effect. The Bank construes that the Argentine Central Bank has refused to issue an opinion on the out-of-court reorganization plan as it understands that it must be admitted or denied by the court. So far, the Argentine Central Bank has made no decision on the petition filed by the Bank.

Notes to the Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

On August 8, 2003, the Board of Directors of the Bank approved the final offering circular corresponding to the Global Negotiable Obligation Issue Program dealt with and approved by the Meeting of Shareholders held on April 30, 2003, as well as the Pricing Supplement corresponding to the exchange offer to be made to the creditors of the financial debt subject to restructuring.

Finally, on August 14, 2003, the Bank launched an Offering involving all its series of negotiable obligations which consists in general terms of:

Offering holders of negotiable obligations the possibility of exchanging their existing holdings denominated in dollars or euros for new negotiable obligations in dollars or euros, respectively, for the same nominal value and falling due in 2013 ("Offering at par").

Through the Offering at par the Bank offers to exchange existing negotiable obligations for: i) long-term negotiable obligations for a nominal value of 90% of the notes presented, plus ii) long-term negotiable obligations for a nominal value of 10% of the nominal value of the notes presented, if such presentation is made prior to September 15, 2003, plus iii) cash as compensation for unpaid interest between August 16, 2002 and September 15, 2003.

Those holders of negotiable obligations which participate in the Offering at par may participate in the second Offering, which will be made at the same time. In this second offering holders may opt for a payment option in cash ("Offering in cash") or an option to receive new secured negotiable obligations and for a shorter term ("Offering of Secured Negotiable Obligations").

Through the Offering in cash, the Bank offers to exchange the long-term negotiable obligations received under the Offering at par for a cash amount equal to 45% of the nominal value of those notes plus a payment in cash for unpaid interest.

Through the Offering of Secured Negotiable Obligations, the Bank offers to exchange long-term negotiable obligations received under the Offering at par for new negotiable obligations secured by a trust for a nominal value equivalent to 70% of the nominal value of the notes received under the Offering at par, plus a cash payment for unpaid interest. The security consists of creating a trust that is composed of BODENs and secured loans for at least 110% of the nominal amount of the new secured negotiable obligations to be issued. The negotiable obligations also give the right to receive a contingent payment to cover the appreciation in the value of the shares in the Bank (StARS). The StARS may be paid in cash, in class D shares or through a combination of the two items only on the due date of the secured negotiable obligations and according to the method of valuation envisaged in the Offering. The StARS cannot be separated from the secured negotiable obligations (Note 8.15.).

Notes to the Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

The Bank also invited creditors of its debt subject to restructuring to execute an out-of-court reorganization plan if the offerings prove successful and more than 75% of the Bank's creditors (including the condition that the plan is to be approved by at least 66.6% of each class of creditors affected) agree to execute that plan. Furthermore, the Bank will request its approval and signing by the courts.

The Offering presented, the request for modification of certain legal provisions of the existing negotiable obligations, the request for approval of the out-of-court reorganization plan, and the restructuring of the bank debt (in terms substantially equal to the offering made to the holders of notes) form part of the comprehensive restructuring plan implemented by the Bank.

The Offering was subject to certain limitations and various conditions, including the amount available for Offerings in cash and the amount of the new secured obligations to be issued. The Bank will earmark up to US$60,000 thousand to the Offering in cash and issue new secured negotiable obligations for up to US$300,000. Bank creditors may also participate in the Offering in cash and the Offering of secured negotiable obligations.

The Offering was also subject to the restructuring of the bank debt (with a participation of at least 90%) and to the obtaining of a participation of at least 90% of the existing negotiable obligations.

The new negotiable obligations would not be registered in the United States of America.

On December 29, 2003 the term for receiving exchange offers expired, the Bank accepting all existing validly offered securities in view of compliance with the conditions for the Bank's exchange offers and the simultaneous restructuring of all its outstanding debt with bank creditors. On January 14, 2004, this debt was settled.

The total final principal on validly offered securities existing at December 29, 2003 was Ps, 2,662,242 thousand, representing approximately 93% of the total principal on the outstanding securities existing at that date. Of the final amounts validly offered, approximately 77% (Ps. 2,060,861 thousand) opted to receive long-term securities, approximately 7% (Ps. 168,054 thousand), cash and approximately 16% (Ps. 433,325 thousand), guaranteed securities.

Of a total principal amount of Ps. 889,551 thousand on the bank debt existing at December 29, 2003, 100% participated in its simultaneous restructuring. Of the participating amounts, approximately 20% (Ps. 187.403 thousand) opted to receive long-term loans, approximately 10% (Ps. 98,354 thousand), cash and approximately 70% (Ps. 607,956 thousand), secured loans.

Guillermo C. Martinz General Accounting Management **BANCO HIPOTECARIO S.A.**	Hugo L. Chiera Assistant General Manager in charge of General Management **BANCO HIPOTECARIO S.A.**	Signed for purposes of identification with our report dated May 06, 2004 PRICE WATERHOUSE & Co. C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Clarisa D. Lifsic President **BANCO HIPOTECARIO S.A.**	**Ricardo Flammini** On behalf of the Syndics' Committee	

Notes to the Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

The following table shows the amounts and percentages of the existing securities validly offered for exchange by series:

Existing US dollar-denominated securities

Series	Description	Total outstanding principal amount	Total principal amount offered	Percentage of outstanding amount offered
Series I	Securities at 10% due April 17, 2003	US$ 297,460,000	US$ 282,459,000	95,0%
Series III	Securities at 10,625% due August 7, 2006	US$ 13,108,000	US$ 12,371,000	94,4%
Series IV	Securities at 13% due December 3, 2008	US$ 4,810,000	US$ 3,900,000	81,1%
Series VI	Securities at 12,25% due March 15, 2002	US$ 7,598,000	US$ 6,756,000	88,9%
Series XVI	Securities at 12,625% due February 17, 2003	US$ 125,000,000	US$ 113,729,000	91,0%
Series XXIV	Securities at 9% due March 15, 2005	US$ 114,311,750	US$ 105,744,950	92.5%
	Total	**US$ 562,287,750**	**US$ 524,959,950**	**93,4%**

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 06, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

Existing euro-denominated securities

Series	Description	Total outstanding principal amount	Total principal amount offered	Percentage of outstanding amount offered
Series XVII	Securities at 9% due March 27, 2002	€ 1,815,000	€ 1,079,000	59,4%
Series XXII	Securities at 8,75% due October 18, 2002	€ 3,713,000	€ 3,471,000	93,5%
Series XXIII	Securities at 10,75% due February 6, 2004	€ 150,000,000	€ 137,702,000	91,8%
Series XXV	Securities at 8% due June 15, 2005	€ 170,829,200	€ 163,020,530	95,4%
	Total	**€ 326,357,200**	**€ 305,272,530**	**93,5%**

The amounts in the preceding tables include US$ 29,342 thousand, equivalent to Ps. 86,061 thousand, corresponding to total principal on existing securities held by the Bank.

US dollar-denominated bank debt

Facility	Total outstanding principal amount	Total principal amount offered	Percentage of outstanding amount offered
IFC loan	US$ 25,000,000	US$ 25,000,000	100%
USCP loan	US$ 102,500,000	US$102,500,000	100%
OPIC loan	US$ 81,736,187	US$ 81,736,187	100%
Derivatives	US$ 10,106,316	US$ 10,106,316	100%
Total	**US$ 219,342,503**	**US$ 219,342,503**	**100%**

Peso-denominated bank debt

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 06, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

Facility	Total outstanding principal amount	Total principal amount offered	Percentage of outstanding amount offered
Syndicated loan	$ 105,000,000	$ 105,000,000	100%
Citibank facility plan	$ 120,028,503	$120,028,503	100%
Derivatives	$ 21,191,004	$ 21,191,004	100%
Total	**$ 246,219,507**	**$ 246,219,507**	**100%**

On January 14, 2004, the Bank delivered the following total amounts in new securities and cash in exchange for existing validly offered securities.

<u>New securities</u>

Description	CUSIP	ISIN	Principal amount
US dollar-denominated securities due 2013	P1330H AZ 7	USP1330HAZ75	US$ 410,904,357
Euro- denominated securities due 2013	-	XS0175068971	€ 256,217,734
Guaranteed securities due 2010	P1330H BA 1	USP1330HBA 16	US$ 107,940,529

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 06, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

New bank debt

Description	Due date	Principal amount
Secured facility in pesos	2010	$ 214,173,726
Secured facility in US dollars	2010	US$ 86,333,149
Long-term facility in US dollars at a fixed rate	2013	US$ 50,315,764
Long-term facility in US dollars at floating rates	2013	US$ 13,578,941

Payments in cash

Description	Amounts in US dollars	Amounts in euros
Payments for the purchase offer	US$ 30,935,637,90	€ 8,746,155,57
Payments made in substitution for accrued and unpaid interest	US$ 34,182,964,99	€ 11,497,458,11

In addition to the payments made in relation to the purchase offer in cash, on the settlement date, the Bank made two payments in substitution for accrued and unpaid interest. The first payment corresponds to interest that existing securities would have accrued from August 16, 2002 to September 15, 2003 at an annual rate of 3%. The second payment corresponds to interest that the new securities would have accrued from September 15, 2003 to the settlement date, considering the new securities to have been issued on September 15, 2003. That interest has been calculated at rates applicable to the new securities, as described in the offering circular and the pricing supplement relating to those offerings issued by the Bank on December 8, 2003.

Based on the final validly offered amounts, and on the simultaneous restructuring of the Bank's existing bank debt, no proration factor has been applied to the cash or secured debt options.

At December 31, 2003, the Bank had recorded i) the positive impact of the reductions in principal amounts in the "Gain on restructuring of negotiable obligations" and "Gain on restructuring of financial loans" lines, for Ps. 231,998 thousand and Ps. 254,404 thousand, respectively, under the Financial Income caption, ii) the lower interest for Ps. 209,280 thousand accrued in fiscal 2003, adjusting the Financial Expenses caption and iii) the lower interest for Ps. 88,016 thousand accrued in fiscal 2002, in the Miscellaneous Profits caption.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 06, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

In view of the commitments undertaken, a trust has been created under Argentine law through a Trust Agreement entered into by and between the Bank and ABN AMRO Bank NV, Argentine Branch, the Bank transferring as trustor BODEN 2012 and loans secured by the National Government on December 24, 2003. The Trust shall keep those assets for the benefit of the holders of guaranteed debt securities and guaranteed financial debt. The only purpose of the Trust is to secure interest payments and repayment of principal due on the restructured guaranteed financial debt, and its assets shall consist exclusively of BODEN, securities guaranteed by the government and their proceeds.

After January 14, 2004, the exchange transaction settlement date, the Bank continued to exchange negotiable obligations with holders adhering to the offering late. At March 31, 2004, the face value of the obligations exchanged amounted to US$ 3,196 thousand and Euro 5,548 thousand.

2 - ECONOMIC AND SOCIAL SITUATION PREVAILING IN ARGENTINA

Argentina has undergone an adverse economic situation that started at the end of 2001, the main features of which are a major external debt burden, high interest rates, a significant decline in deposit levels, country risk indicators far above normal average and a profound economic recession. This situation has led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment. The Government's ability to comply with its commitments has been impaired, as has access to bank financing. In late 2001 the Government declared default on its external debt servicing.

On January 6, 2002, the Government enacted Law 25561 (Law on public emergency and exchange system reform) that involved profound changes to the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. Subsequently, the Government announced new economic policies which were implemented through various legal regulations that significantly affected the banking business and the exchange system. At the date of issue of these quarterly financial statements, some of these measures had not yet been issued or put in force by government and control authorities. Furthermore, changes in the economic situation led to the Government continuing to issue resolutions which regulate and modify the above-mentioned measures.

Listed below are some of the measures adopted by the Government that affect these financial statements.

Exchange system

By Decree 260 (Exchange Regime) as from February 11, 2002 a single free exchange market system was established, through which all transactions involving the exchange of currency are to be traded at a rate of exchange to be freely agreed, observing the requirements to be laid down by the Argentine Central Bank. Communication "A" 3471, complementary regulations and amendments established the necessary regulations for that market.

Guillermo C. Martinz General Accounting Management **BANCO HIPOTECARIO S.A.**	Hugo L. Chiera Assistant General Manager in charge of General Management **BANCO HIPOTECARIO S.A.**	Signed for purposes of identification with our report dated May 06, 2004 PRICE WATERHOUSE & Co. C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Clarisa D. Lifsic President **BANCO HIPOTECARIO S.A.**	**Ricardo Flammini** On behalf of the Syndics' Committee	

Notes to the Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

Loans in foreign currency

Under the terms of Law 25561, Decree 214 and complementary rules and amendments, loans in US dollars or any other foreign currency granted by the Argentine financial system were converted into pesos according to the following guidelines: (i) loans to the non-financial private sector, at the exchange rate of $ 1 per US dollar or its equivalent in any other foreign currency; (ii) to the non-financial public sector, at the exchange rate of $ 1.40 per US dollar or its equivalent in any other foreign currency and (iii) to the financial sector, at the exchange rate of $ 1.40 per US dollar or its equivalent in any other foreign currency. As from February 3, 2002, those measures contemplated the application of the reference stabilization index (CER), which tends to reflect the fluctuations in the consumer price index, to the loans granted to the non-financial private sector and to the non-financial public sector and a reduced interest rate, depending on the type of operation.

Decree 762/02 and Law 25713 of the National Executive Branch amended the regulations mentioned in the preceding paragraph excluding from the application of the CER those loans granted to individuals by financial institutions, as follows: (i) secured by mortgages on sole family dwellings of debtors, originally agreed for up to US$ 250,000 or any other foreign currency and converted into pesos, (ii) consumer loans originally agreed for up to twelve thousand US dollars or any other foreign currency and converted into pesos, and (iii) pledge consumer loans originally agreed for up to thirty thousand US dollars or any other foreign currency and converted into pesos. As from October 1, 2002, those loans are adjusted by applying an adjustment salary variation index (CVS), to be published by the National Statistics and Census Institute (INDEC).

Law 25796 established the elimination of the application of the CVS as from April 1, 2004.

Repayment of loans

On April 12, 2002, the Argentine Central Bank issued Communication "A" 3562 establishing that in view of the issuance of Decree 469, the customers of financial institutions existing as of November 2, 2001 may repay the loans granted to them in national government securities.

Also, Decree 1242/02 established that financial institutions are to make available to the customers who have totally or partially repaid the loans together with CER the amount of that CER, although customers have not claimed it.

Furthermore, Decree 905/02 established that financial institutions must receive National Government Bonds (BODEN) in payment from individuals who are holders of those securities, to be allocated to mortgage loans secured by debtors' sole family dwellings.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 06, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

Deposits in foreign currency

Law 25561 and Decree 214/02 established that all deposits in U.S. dollars or other foreign currencies in the financial system will be converted to Ps. at the exchange rate of $ 1.4 per US$ 1 or its equivalent in such other currency. These norms also require financial institutions to return such deposits in pesos. A reference stabilization index (CER) and a minimum interest rate will be applied to these deposits.

Decree 905/02 of the Executive Branch established the possibility of owners of deposits originally made in foreign currency exercising the option to exchange those deposits for government securities in pesos and US dollars. These securities are to be paid by the National State and the Argentine Central Bank will grant advances to financial institutions for them to be able to face that exchange, subject to the guarantees to be provided as prescribed by such decree. The rescheduled deposits not exchanged have been registered in the "Notarial Record of Rescheduled Deposits", kept by Caja de Valores S.A. These rescheduled deposits will be negotiable securities listed on stock exchanges and may be traded on self-regulating markets in Argentina.

Executive Branch Decree 1836/02, partially amended by Decree 2167/02 established that the holders of rescheduled deposit certificates will be granted the option to exchange those certificates for new government securities in US dollars or time deposit bills in pesos issued by each financial institution, together with an option to convert them into original currency issued by the National State. Furthermore, that decree authorized financial institutions to reimburse deposits for up to seven thousand pesos rescheduled as of May 31, 2002, plus interest and adjusted by CER, or for up to ten thousand pesos, plus interest and adjusted by CER as from October 1, 2002, at the option of the financial institutions, doing so with resources of their own. Through Resolution 743 dated December 11, 2002, the Ministry of Economy extended the period to exercise the option described above for 90 calendar days as from that date.

Lastly, by Decree 739/03 the Executive Branch authorized holders of deposits originally set up in US dollars and subsequently pesified to request total or partial settlement of their deposits or certificates from financial entities based on a schedule established according to the original amount of the deposit.

Reorganization and bankruptcy proceedings

On February 14, 2002, Law 25563 on reorganization and bankruptcy proceedings was enacted, which declared a production and credit emergency generated by the crisis affecting Argentina, to last until December 10, 2003. Below is a detail of some of the measures adopted:

a) Suspension for one hundred and eighty days as from the effective date of that Law, of all mortgage, pledge and other foreclosures of whatever origin ordered in reorganization proceedings, whether they be made extrajudicially or in execution of judgment. All extraordinary acts of disposition of property on the part of debtors will be null and void during the suspension period, unless there is an express agreement by creditors.

b) Suspension for one hundred and eighty days of the expedition of petitions in bankruptcy filed, without prejudice to the possibility of applying the measures envisaged in Section 85 of Law 24522.

c) Access to credit by insolvent individuals and/or legal entities, for which the Argentine Central Bank will proceed to regulate the elimination of all restrictions and implement a rediscount line intended for those financial institutions that provide credit assistance to insolvent companies.

d) Financial institutions governed by Law 21526 (Financial Institutions Law) and supplementary rules may proceed within a term of 90 days to the rescheduling of their receivables from debtors of the financial system existing as of November 30, 2001 through an agreement to be reached with each of them.

On May 15, 2002, the National Congress passed Law 25589, which amended the Bankruptcy Law, the main points of which are as follows:

- Reinstatement of the mechanism established by Section 48 of Law 24522, which allows creditors to acquire the share package of the debtor company, setting the conditions for preventing assets from being undervalued.
- Other variables, such as the brand and the positioning on the market, have been established to determine the value of companies, in addition to the financial statements.
- The term for the foreclosure of guarantees has been suspended for 180 calendar days, as from the effective date of the above-mentioned law.
- The exclusivity period for debtors to make creditors offers has been reduced from 180 days, under the previous law to 90-120 days.
- Judges may revoke approval of the reorganization plan if they consider it to be grossly unfair for any of the parties.
- Out-of-court reorganization plan: defaulting debtors or debtors undergoing general economic and financial difficulties may agree on an out-of-court reorganization plan with their creditors, subject to approval by the court. Upon approval of this reorganization plan all legal actions against the debtor will be suspended. The approved plan will have effects for all creditors.

On June 2, 2003, Law 25737 was enacted, which establishes the suspension of foreclosures on sole family dwellings for 90 days, whatever the origin of the obligation may be.

On June 23, 2003, Executive Branch Decree No. 247 established the creation of a Register of Foreclosures on Sole Family Dwellings, in which debtors covered by the terms of Law 25737 may be registered. The Executive Branch will present a bill to the National Congress including the measures that are deemed necessary to settle the cases filed. Creditors considering their social and economic situation to have been affected by that law may also register.

Notes to the Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

System for the refinancing of mortgage loans

On November 6, 2003, Law 25798, regulated by Decree No. 1284/03, established:

- The creation of a new system for the refinancing of mortgage loans stipulating that a state trust fund will assume the obligations of debtors who have borrowed up to Ps. 100,000 for any purpose, secured by sole and permanent family housing, in arrears between January 1, 2001 and September 11, 2003.

- The creation of a restructuring unit the purpose of which is to analyze loans that are eligible under the terms of this law, except for arrears, and which have been arranged prior to the application of the convertibility of the Austral established by Law 23928.

On March 23, 2004, the Bank submitted to Banco de la Nación Argentina and the BCRA a detail of loans eligible for refinancing under the terms of Chapter I of Law 25798, which covered 14,048 loans for Ps. 230,827 thousand.

Preventive measures

As a result of the measures adopted by the Argentine Government, a significant number of claims against the National State and financial institutions were filed before the courts, requesting that deposits be returned in the currency in which they were originally made, as the measures were in breach of constitutional rights. At the date of these financial statements, the final outcome and the amount of those claims were still unknown.

Argentine Central Bank reporting requirements

Through Communication "A" 3599 issued by the Argentine Central Bank on May 3, 2002 certain reporting requirements, including those on minimum capital, were suspended. In view of this, the Bank has analyzed the technical ratios on the basis of estimates, while the situation was returning to normal.

On May 30, 2003, the Governing Entity issued Communication "A" 3959 establishing a new minimum capital requirement system for financial institutions, and on July 25, 2003, through Communication "A" 3986, it established that effective January 2004 financial institutions must be in compliance with regulations on minimum capital. In addition, "alpha" adjusting coefficients were established to be applied to certain components of the minimum capital requirement.

As a result of the restructuring process involving the foreign currency financial debt and considering that the process involving the compensation by the National Government for the asymmetric pesification established by Decree 905/02, the Bank has reported a temporary deficit in the computation of the global net foreign currency position. This situation has already been communicated to the Argentine Central Bank.

Guillermo C. Martinz General Accounting Management **BANCO HIPOTECARIO S.A.**	Hugo L. Chiera Assistant General Manager in charge of General Management **BANCO HIPOTECARIO S.A.**	Signed for purposes of identification with our report dated May 06, 2004 PRICE WATERHOUSE & Co. C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Clarisa D. Lifsic President **BANCO HIPOTECARIO S.A.**	**Ricardo Flammini** On behalf of the Syndics' Committee	

Notes to the Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

Conversion of provincial public debt

By Decree 1579/02, the Executive Branch established that the Trust Fund for Provincial Development was to assume the provincial debts instrumented in the form of Government Securities, Treasury Bills or Loans. This Fund, through Banco de la Nación Argentina, in its capacity as trustee, was to issue Secured Bonds to offer them as payment of the debt held by the provinces with banks and financial institutions.

Financial System Restructuring Unit

On May 22, 2003, the Executive Branch issued Decree No. 1262 creating the Financial System Restructuring Unit (Unidad de Reestructuración del Sistema Financiero), which has been designed to define the strategy for the restructuring of the financial system. At the date of these financial statements, the Bank has complied with the requirements of that Unit.

Financial Regulation and Oversight Coordination Cabinet

Executive Branch Decree 476 dated April 20, 2004 established the creation of the Financial Regulation and Oversight Coordination Cabinet, the purpose of which will be to preserve the financial system stability, enhance financial intermediation and protect the users of financial services.

3 - COMPENSATION GRANTED BY THE NATIONAL GOVERNMENT TO FINANCIAL INSTITUTIONS

3.1. ASYMMETRIC PESIFICATION

Through Decree 905, the Government established the issuance of "National Government Compensating Bonds" to compensate financial institutions for the negative effects on their assets of the conversion into pesos at different exchange rates of receivables and obligations denominated in foreign currency, as provided for by Law 25561, Decree 214 and its amendments and complementary rules, and to cover the negative difference between assets and liabilities denominated in foreign currency arising from their conversion into pesos, as established by the above-mentioned regulations.

The Executive Branch also empowered the Argentine Central Bank to determine the procedure for compensating each financial institution. This procedure has been regulated by Communications "A" 3650, "A" 3721 and "B" 7564 and complementary rules and amendments issued by that Governing Entity.

Consequently, the Bank complied with the reporting requirements established by Sections 28 and 29 of Decree 905 - Compensation to financial institutions, applying for such purpose the regulations in force and particular criteria, exercising the following options:

- National Government Compensating Bond in US dollars, due 2012 (Section 29, subsection b, c and d): compensating bond - difference between assets and liabilities converted into pesos at $ 1.00, for the exchange rate difference of $ 0.40, converted into pesos at the $ 1.40 =US$ 1 rate: US$ 382,029.37 thousand.
- National Government Coverage Bond in US dollars, due 2012 (Section 29, subsection e). Coverage Bond - difference between assets and liabilities in US dollars, net of the compensating bond: US$815,278.79 thousand.

In September 2002 the Argentine Central Bank credited US$ 344,050 thousand in BODEN 2012, no bonds having been issued for the difference in the compensation amount requested.

Through Communication "A" 4074, the BCRA made changes to the information required under the terms of Communication "A" 3825, in order to contemplate the effects of the reimbursement of excess amounts arising from the conversion into pesos laid down by Communication "A" 4043.

On February 19, 2004, the Bank received from the BCRA letter 316/21/04 containing observations on the calculation of the compensation made by the Bank. Consequently, the Bank covered the bonds with provisions set up for such purpose, there being no further unsolved material issues.

On March 3, 2004, Banco Hipotecario S.A. issued a resolution approving the rectification of the information required by the BCRA, which was communicated to that Regulatory Entity on March 4, 2004. The final calculation was presented on March 22, 2004.

For purposes of these financial statements, i) BODEN 2012 bonds credited by the Argentine Central Bank have been recorded in Government and Corporate Securities - Holdings in investment accounts, ii) the amount in respect of the right to collect the compensating and coverage bonds has been recorded in Other Receivables from financial Transactions - Compensation to be received from the National Government - In foreign currency, and iii) the amount of the obligation to be assumed as a counterpart for the Coverage Bond, in Other liabilities from financial transactions - Argentine Central Bank - Others.

3.2. ASYMMETRIC INDEXATION

Under Law 25796, regulated by Decree 117/04, the Executive Branch is empowered to issue "National Government Bonds in pesos at variable rates due 2013" for up to two thousand eight hundred million pesos ($2,800 million) to compensate financial institutions in a full and final manner for the effects generated by the application of public order regulations which provide for the adjustment of some of their assets by applying the CVS, and some of their liabilities, by applying the CER.

Notes to the Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

The amount to be compensated will arise from the loan portfolio encompassed by Decree 762/02 and Law 25713, by average duration and financial institution, net of allowances and a recollectibility factor that is set at 5% of that portfolio. The amount to be compensated will arise from considering, on a financial institution basis as mentioned above, the difference between the variation in the Reference Stabilization Index (CER) plus a 2% rate and the variation in the Salary Variation Index, if applicable to the related period, plus the applicable rate under current regulations.

If that difference is positive, the National State shall place the bonds for the financial institutions at a technical value equal to that difference. If the difference is negative, financial institutions will be required to return to the National State the "National Government Bonds in pesos at variable rates due 2013" in the amount of that difference.

Article 12 of Decree 117/04 establishes that the mechanism for compensation described above will also apply to loan portfolios that have been originated by financial institutions and then transferred to trusts until January 31, 2002, in which case the mechanism shall apply to financial institutions which hold at that date debt securities or trust participation certificates for up to the amount of the portfolio originated and transferred.

Bearing the above rules in mind, in the fiscal year ended December 31, 2003, the Bank decided to record under "Other banking receivables" Ps, 49,642 thousand for its own portfolio and Ps. 32,003 thousand for loans transferred in trust. Following a conservative criterion, these amounts have been estimated on the basis of the adjustments to the compensation for fiscal 2004, applying the CER and CVS expected for such period.

On March 12, 2004, BCRA Communication "A" 4114 established that financial institutions were to confirm their adherence to the compensation regime implemented by April 30, which included uncertain aspects regarding the compensation calculation method, particularly the method for calculating the weighted average life (point 1.a.d.) and the scope of the hypothesis foreseen in Article 4, paragraph 1 of Annex II to Decree 117/04.

In view of the uncertainty generated by the regulations issued, on April 22, 2004 the various associations grouping financial institutions sent letters to the Ministry of Economy and the BCRA requesting them to clarify the procedure to be used by the Government to calculate that compensation, indicating the need to have the calculation method available and to know how the date of termination of the compensation is to be determined, as established by article 4 of Annex II to Decree 114/04. These elements are necessary to evaluate whether it is advisable for the Bank to adhere to this regime or not.

On April 29, 2004, the BCRA issued Communication "A" 4131 establishing an extension of the deadline for adhering to the regime laid down by Communication "A" 4114 for 15 calendar days as from the date on which the Ministry of Economy and Production answers the consultations made by the associations grouping financial institutions in the letter dated April 22, 2004.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 06, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Lastly, on May 3, 2004, Ministry of Economy and Production Resolution No. 302/04 was published in the Official Gazette, approving the method to be used by the Finance Secretariat for calculating the amount of "peso-denominated National Government Bonds accruing interest at variable rates and due 2013" to be delivered to financial institutions adhering to the Compensation regime created by Law 25796.

In view of the uncertainty and lack of precision regarding the regulation of policies for compensating financial institutions established by the Argentine Government, and their possible impact on the Bank's balance sheet, in the current period and after the restructuring of its financial debt, the Bank implemented a policy for reducing the uncertainty related to its exposure to the Public Sector generated by the adverse economic situation that took place at the end of 2001. To this end, the Bank has reversed the amount of Ps. 51,645 thousand charged to Sundry Losses for the rights laid down by Law 25796, and allowances for Ps. 30,000 thousand it had previously recorded. Notwithstanding this, the Bank has recorded the effects of the compensation for asymmetric pesification as a positive contingency in memorandum accounts, and reserved its rights to receive compensation for the losses generated by application of general regulations, as a result of which it has applied the Salary Variation index (CVS) to certain assets and the Reference Stabilization Index (CER) to certain liabilities, as well as any other compensation that may arise.

3.3. REIMBURSEMENTS FOR EXCESS OF NON-CONVERTED BALANCES

On January 5, 2004, the Bank complied with the reporting requirement established by Communication "A" 4043 and complementary rules, whereby the BCRA resolved to reimburse, or where applicable, request financial institutions to reimburse it for overstatements (understatements) in converted balances and adjustment of non-converted balances of current accounts in foreign currency opened with the BCRA and the "Minimum Liquidity Requirements" account opened with Deutsche Bank NY, as established by Decree 214/02 and complementary rules.

The Bank had requested Ps. 5,189 thousand for that item, which were deposited by the BCRA on March 24, 2004, plus accrued interest.

4. TREATMENT OF ASSISTANCE GRANTED BY THE BCRA

Through resolution No. 213/02, the Board of Directors of the Argentine Central Bank requested Banco Hipotecario Sociedad Anónima to submit a Rehabilitation and Regularization plan, pursuant to article 34 of Law 21526 on Financial Institutions, as amended. This plan should contemplate adopting the necessary measures to restore the liquidity position of the Bank.

On April 17, 2002, the Bank submitted that Rehabilitation and Regularization plan to the Argentine Central Bank.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 06, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

On August 21, 2002, new financial projections and complementary information were submitted to the Argentine Central Bank, which contemplated changes in the economic context subsequent to April 17, 2002; the variation between actual balances and balances projected as of May 31, 2002; the status of the refinancing of the debts that fell due in 2002; the status of the liabilities renegotiation during the second semester of 2002(debt restructuring), a summary of modified financial projections and the recovery of the amounts due to the Argentine Central Bank, as required by the whereas clause No. 9 of Resolution No. 213/02 issued by the Board of Directors of that Entity.

Through Resolution No. 227 dated May 29, 2003, the Board of Directors of the Argentine Central Bank requested from Banco Hipotecario S.A. the reformulation of the current Rehabilitation and Regularization Plan in order for the latter to contemplate the adequacy of the liquidity projections and to take the necessary steps to safeguard its solvency.

On June 18, 2003, the Bank submitted to the Argentine Central Bank the reformulation requested by the latter, stating the following points:

i) progress in the negotiations for the restructuring of the external debt, ii) petitions for authorization to repay the assistance through the delivery of BODEN 2012 received from mortgage debtors, iii) expense reduction plan, iv) adherence to the procedure established by Section 8 of Decree 739/03 for the repayment of that assistance, with the alternative foreseen in Section 3 of Decree 1262/03, and v) certain analyses of the financial statements at December 31, 2002.

Executive Branch Decree 739/03 and BCRA Communication "A" 3941 established that financial institutions which so request it shall repay the rediscount and advance balances in force at the date of that Decree and granted within the framework of Section 17 of Law 24144 and its amendments, in no more than 70 installments.

Subsequently, the Executive Branch issued Decree 1262/03 establishing that the conditions for the amortization of rediscounts may be modified, and extended the maximum number of installments up to one hundred and twenty (120) installments, each of which shall be equivalent to a percentange not lower than 0.40% of the adjusted principal amount. Although at the date of these financial statements the BCRA had not regulated that norm, the Bank has submitted to the Governing Entity its adherence to the plan for the restructuring of its debt, subject to the conditions and regulations of Decree 1262/03.

On September 11, 2003, reformulated on February 4, 2004, the Bank submitted to the BCRA a schedule for the repayment of its debt for rediscounts received from the Governing Entity, as prescribed by Section 3 of Decree No. 1262/03, as well as a transformation and reorganization plan to strengthen the Bank's efficiency and profitability.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 06, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

This schedule has been prepared on the basis of the balances of rediscounts and advances granted by the BCRA at March 28, 2003, which at that date amounted to Ps. 391,101 thousand, delivering as collateral for the assistance granted secured loans which, considered at their technical value, maintain a margin not lower than 125%. In that submission, the Bank contemplates the settlement of its debt over a maximum term of 89 months counted as from March 31, 2004.

Through Resolution No. 3 dated February 5, 2004, the Unit for the Restructuring of the Financial System authorized the BCRA to modify the conditions for the amortization of the assistance established in Section 9, subsect. b) of Decree 739/03, which was adapted by the Bank according to the schedule mentioned in the preceding paragraph.

At the closing date of these financial statements, the Bank had repaid principal and interest, according to that schedule (Note 5).

5. EXPOSURE TO THE PUBLIC SECTOR

The Bank carries in its financial statements assets with the Public Sector amounting to Ps. 4,467,923 thousand, according to the following detail:

a) Government securities for Ps. 393,199 thousand, of which Ps. 317,364 thousand correspond to new instruments not subject to restructuring issued by the National Government (BODEN 2012 Ps. 125,277 thousand, BODEN 2007 Ps. 10,970 thousand, BODEN 2008 Ps. 7,042 thousand, BOGAR Ps. 159,593, LEBAC Ps. 14,482 thousand)
b) Loans secured by the National Government for Ps. 593,779 thousand, which originated from the exchange of government securities established by Decree 1387/01, accepted in repayment of non-performing mortgage loans acquired on the market. These loans have been recognized under the Loans caption.
c) Loans to the provincial and municipal public sectors for Ps. 141,692 thousand.
d) Rights to receive BODEN 2012 (coverage and compensating bonds) for Ps. 2,519,335 thousand, pursuant to Sections 28 and 29 of Decree 905/02.
e) Miscellaneous receivables for Ps. 819.918 thousand, corresponding to assets transferred to the trust as collateral for the bonds and secured facilities derived from the debt exchange, of which 56,971 thousand correspond to National Government Secured Loans and Ps. 730,479 thousand, to BODEN 2012, and BODEN 2012 deposited as collateral for the currency swap transaction for Ps. 32,468 thousand.

Furthermore, liabilities with the BCRA recorded at March 31, 2004 amount to Ps. 2,141,872 thousand, the related items being: i) refinanced advances and rediscounts to cover lack of liquidity for Ps. 399,254 thousand, included in the matching laid down by Decree 1262/02, and advances for Ps. 1,742,618 thousand to subscribe BODEN 2012, pursuant to Sections 28 and 29 of Decree 905/02.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 06, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

As mentioned in Note 4, as established by Decree 1262/03, the Unit for the Restructuring of the Financial System authorized the BCRA to modify the conditions for the amortization of assistance granted according to the schedule presented. Through the procedure described in the above-mentioned norms, the Bank has delivered its holding of secured loans as collateral for this obligation, and that assistance will be amortized with the proceeds of those assets. The average duration of the secured loans provided as collateral is longer than the term requested to refinance those advances.

It is the Bank's intention to deliver as collateral for the allocation of the advance to the financing of the subscription of the coverage bonds, as indicated by Section 29 of Decree 905/02, the remaining public sector asset portfolio, except for the securities transferred to the trust set up as security for the Guaranteed Facilities mentioned in Note 1.

In addition, Decree 905/02 envisages in its Section 17 that in the event of default by the National State on the payment of principal or interest on the bonds envisaged in Chapter II (BODEN) or the securities indicated in section 15, subsect. b) and c) (secured loans and BOGAR), for more than 30 days following the respective due dates, each financial institution will be entitled to repay in advance either fully or partially the advances received for the subscription of bonds, using for that purpose all or the equivalent portion of the assets provided as collateral, taken at the value in which they were recorded at the time the advances were granted, plus interest accrued until the repayment date, less the amount actually repaid.

Through Communication "A" 4084 dated January 30, 2004, the BCRA resolved that the assets delivered as collateral for the advances granted for the subscription of the bonds foreseen by Decree 905/02, ratified by Section 71 of Law 25827, may be excluded from the accounting valuation at present, technical or theoretical values (see Notes 8.4. and 8.5.) at the discretion of the institutions, for a total or partial amount of the advances, pursuant to the provisions of Section 17 of that Decree, in which case they are to be recorded at the value admitted for purposes of the providing of collateral.

In view of the above, the Bank's high exposure to the National Public Sector must be considered in the light of the liabilities assumed with the BCRA.

6. BUSINESS PLAN AND PROJECTIONS

Within the framework of the normalization of the financial system and institutions' compliance with minimum capital requirements, the Argentine Central Bank issued Communication "A" 4027 by which it requested financial institutions to develop a business plan and projections for the twelve-month period following September 30, 2003.

On October 31, 2003, the Bank submitted the information requested to the Governing Entity, the main objectives set and fully complied with being as follows:

- Recovery of the financial stability and strengthening of the liquidity position.

Notes to the Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

1) Closing of the Bank Debt for Negotiable Obligations Exchange Offer.

2) Rescheduling of assistance from the Argentine Central Bank: on February 5, 2004 the Financial System Restructuring Unit authorized the Argentine Central Bank to extend the time frame proposed for repaying Banco Hipotecario's debt to 89 months.

3) Obtaining compensation from the National Government: on March 22, 2004 a new calculation of compensation was submitted in reply to observations and rectifying requirements of the Argentine Central Bank, which was approved. The delivery of the respective bonds by the governing entity is still pending.

- Maximizing the present value of the credit portfolio

1) Efforts have been made to improve the administration of current loan portfolio.

2) Improvement in collection ratios.
3) Restructuring of credits in arrears.

- Operating efficiency and competitiveness

1) Continuous enhancement of resources and cost reduction by reassigning personnel to portfolio recovery and collection efforts.

2) Scale maintenance.

- Restructuring of the financial intermediation and service providing operations.

- Strengthening of creditworthiness.

- Reduction of interest rate, payment term and currency mismatching related risks.

On March 10, 2004, the BCRA issued Communication "A" 4111 redesigning the business plan and projections to be submitted by financial institutions within a term of 24 months as from December 31, 2003.

The Business Plan for the 2004-2006 period submitted to the BCRA on April 19, 2004 is focused on the development of the universal banking business, on the basis of the current mortgage loan business, according to the following objectives and goals:

1. Development of new products and services

a) Offering commercial banking services:

- Consumer loans
- Corporate loans
- Structured financing
- Foreign trade
- Transactional retail banking

b) Bank's solvency leverage

- Retail deposits
- Acquisition of operations, technology and networks.

c) Positioning to improve market share.

d) Increasing revenues from the mortgage loan business

- New household insurance
- Third party portfolio servicing activities
- Structured financing for construction projects
- New mortgage loan structures

e) Using the Bank's own self-sufficient financial franchising

e) Strengthening collection efforts
f) Continuing with the cost reduction and efficiency improvement policies

On April 25, 2004, the Bank submitted to the Financial System Restructuring Unit the reformulation and rectification of the Transformation and Reorganization Plan (Decree 1262/03). This information was submitted according to the presentation made to the BCRA on April 19, 2004, within the framework of Communication "A" 4111.

7 - BANCO HIPOTECARIO SOCIEDAD ANONIMA

Pursuant to Law 24855 enacted on July 2, 1997 and promulgated by the National Executive Branch through Decree 677 dated July 22, 1997, and decree 924/97 Banco Hipotecario Nacional was declared "subject to privatization" under the terms of Law 23696 and the National Executive Branch should proceed to its transformation into a corporation ("sociedad anónima"). The new entity arising from this transformation will do

business under the denomination of "Banco Hipotecario Sociedad Anónima", and as a commercial bank in accordance with Law 21526 and complementary rules, as amended, with the scope envisaged by the regulations, and with the rights and obligations of its predecessor.

Law 24855 and its regulatory decree provide that for ten years as from the promulgation of the Law, Banco Hipotecario Sociedad Anónima should, among other things, finance the construction and/or acquisition of dwellings throughout the national territory and offer credit lines for an amount equivalent to 10% of the total loans it grants for housing construction, to finance the construction of dwellings in small towns.

Banco Hipotecario Sociedad Anónima has a corporate capital of Ps. 1,500,000 thousand, fully subscribed and paid-in, represented by 150,000,000 ordinary book-entry Class A, B, C and D shares, with a face value of Ps. -10 each and one vote per share, except for the special multiple vote right for the Class D shares foreseen in the Bank's by-laws.

On February 2 1999, Banco de la Nación Argentina, as trustee of the Assistance to the Federal Trust Fund for Regional Infrastructure Trust Fund, made the combined public offering of 42,000,000 ordinary Class D shares and 270,000 options, each of the latter representing the right to purchase 100 shares, and the investors are required to acquire a minimum quantity of Class D shares so as to be awardees of the options. This right expired on February 2, 2004.

With the authorization of the National Securities Commission of Argentina, the Bank placed 13,616,606 Class D shares and 61,289 options on the local capital market, and 28,383,394 ADSs (Shares Deposited in Custody), each representing one Class D share and 208,711 options, on the international capital market in compliance with Rule 144A of the Securities Act of 1933 of the United States of America.

As a result of the expiration of the time frame for exercising the options indicated above, on February 2, 2004 certain holders of those options acquired 17,909,500 class D shares.

8 - BASIS FOR PRESENTATION OF THE FINANCIAL STATEMENTS

These financial statements have been prepared in line with accounting standards established by the Argentine Central Bank through CONAU 1 Circular, supplementary rules and amendments.

The financial statements of the predecessor entity, Banco Hipotecario Nacional, have been adjusted for inflation in conformity with the guidelines set in Communication "A" 551 of the Argentine Central Bank up to the financial year ended December 31, 1994, and prepared in accordance with the standards laid down by CONAU 1 Circular. As from January 1, 1995, and according to the authorization accorded by Resolution No. 388 of the Argentine Central Bank's Superintendency of Financial and Exchange Institutions, the Bank discontinued the adjustment for inflation of its financial statements until December 31, 2001. As from January 1, 2002, as a result of the application of Communication "A" 3702 which established the repeal of any legal and regulatory rule that did not allow companies to restate their accounting balances at period-end currency values, the Bank resumed the

application of the adjustment for inflation. To this end, it followed the restatement method established by Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), using the domestic wholesale price index published by the National Statistics and Census Institute (INDEC). Furthermore, it has been considered that the accounting measurements derived from the changes in the purchasing power of the currency between December 31, 1994 and 2001 are stated in the currency value as of the latter date.

On March 25, 2003, the Executive Branch issued Decree 664 establishing that the financial statements for years ending as from that date are to be stated in nominal currency. Consequently, in accordance with Communication "A" 3921 of the BCRA, restatement of the financial statements was discontinued as from March 1, 2003.

The Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Pronouncements No. 16 "Conceptual Framework of professional accounting standards"; No. 17 "Professional accounting standards: development of general application issues"; No. 18 "Professional accounting standards: development of particular application issues" and No. 19 "Amendments to Technical Pronouncements Nos. 4, 5, 6, 8, 9, 11 and 14", No. 20 "Financial derivatives and hedge operations" and No. 21 "Proportional equity value – Consolidation of financial statements – Information to be disclosed in connection with related parties", through Resolutions C 238/01, C 243/01, C 261/01, C 262/01, C 187/02 and M 5/03, respectively. Those Technical Pronouncements and amendments became effective in fiscal years commencing as from July 1, 2002, except for the latter pronouncement that will take effect on April 1, 2003. At the date of issue of these financial statements, the Central Bank had not adopted those Technical Pronouncements.

The principal disclosure and valuation criteria followed for preparing these financial statements is described below:

8.1. Foreign currency assets and liabilities

US dollar assets and liabilities have been valued at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank. Assets and liabilities valued in foreign currencies other than the US dollar were converted into the latter currency using the swap rates communicated by the Argentine Central Bank's operations desk, in force at the close of operations on the last business day of the periods ended March 31, 2004 and 2003.

8.2. Gold and other precious metals

Holdings of gold and silver were valued at the latest selling quotation on the London market, in US dollars, net of the direct selling expenses, converted into pesos at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank, in force at the close of operations on the last business day of the periods ended March 31, 2004 and 2003.

In accordance with Communication "A" 2290 of the Argentine Central Bank, holdings of silver were included under Cash and cash resources, taking into account that: i) their market value arises from daily quotations of

relevant transactions and ii) they are minted or represent "good delivery bars" in accordance with the regulations of the Governing Entity.

8.3. Interest accruals and adjustments of principal amounts (CER and CVS):

Interest accruals were determined using the exponential method for all lending and certain borrowing transactions in local and foreign currency the total term of which was more than 92 days, and interest accruals for loans overdue more than ninety days were discontinued.

Adjustments of principal amounts from application of the CER and CVS were accrued as established by Argentine Central Bank regulations, and interest accruals on loans overdue more than ninety days were discontinued (see Note 2).

8.4. Government and corporate securities

Listed - In Argentina and abroad:

The securities classified as "Holdings of trading securities" and "Investment in listed corporate securities" have been valued at period-end market quotation.

The BODEN 2012 Government securities in US$ classified as "Holdings in investment accounts" have been recognized at their technical value, in accordance with the whereas clauses of Communication "A" 3785. At the end of each period, the technical value of those securities increases on the basis of interest accrued under the issue terms and conditions. The new foreign currency balance is converted into pesos at the reference exchange rate published by the Argentine Central Bank.

BODEN National Government securities received in payment from borrowers of mortgage loans in accordance with Decree 905/02 have been valued at their power to repay the financial assistance received from the Argentine Central Bank, that is, $ 1.40 per US dollar plus CER and accrued interest.

The National Government Securities originally issued in foreign currency subject to Argentine legislation have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as provided for by Law 25561, Decree 214 and complementary rules and amendments.

Unlisted - In Argentina

The securities classified under "Unlisted Government Securities" have been valued at cost plus restatement and accrued interest not yet collected.

The Bank has recorded Secured Bonds issued by the Fiduciary Fund for Provincial Development received within the framework of Decree 1579/02, Ministry of Economy Resolution 539/02 and complementary rules. These bonds have been stated at present value, following the guidelines established by Communication "A" 3911, complementary rules and amendments.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 06, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

8.5. Loans:

The portfolio of performing loans and loans due ninety days or less has been valued in terms of the principal amounts actually lent, plus capitalized interest, net of principal amortization collected and debt balance refinancing, plus adjustments (from the application of the CER, and CVS where applicable) and accrued interest receivable and less the estimated reserve for loan losses.

For purposes of these financial statements, Pre-restructuring Loans are those predating April 1, 1991 or individual loans stemming from global transactions arranged prior to that date, and Post-restructuring Loans are those originated after that date.

Secured loans were valued until February 28, 2003 according to their origin as i) received in exchange for Argentine government securities, in line with Decree 1387/01, have been valued at the ratio established by the Ministry of Economy (face value plus interest accrued until November 6, 2001, less coupons receivable until November 30, 2001), maintaining for such purpose the value at which those government securities had been recorded in investment accounts, ii) received in exchange for government securities accepted for the repayment of non-performing loans (Communication "A" 3348), have been valued at the higher of their face value less the related allowance for loan losses or their quotation value. The gain arising from the difference between the face value of the secured loans received and the value at which those exchanged securities had been recorded in investment accounts or the carrying value, as the case may be, accrues on a linear basis during the term of those loans. Secured Loans originally denominated in foreign currency subject to Argentine legislation have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments, the CER having been applied to the amount of those loans as from February 3, 2002.

In accordance with Communication "A" 3911, complementary rules and amendments of the Argentine Central Bank, loans secured under Decree 1387/01 and other public sector loans are valued at the lower of present value (cash flows according to contract conditions, discounted at the rates of interest established by the Argentine Central Bank) or technical value (amount restated by the CER, where applicable, plus interest accrued in accordance with contract clauses). This value is compared to the theoretical value (book value at February 28, 2003, net of the offsetting account, plus adjustment by the CER, where applicable). The differences resulting from this comparison are shown in an assets offsetting account, if the result is positive, and expensed if the result is a loss. The balance will be adjusted according to the amount resulting from the calculation of the differences between those items, until they are used up. Once the balance has been used up, any subsequent valuation difference will be expensed.

Guillermo C. Martinz General Accounting Management **BANCO HIPOTECARIO S.A.**	Hugo L. Chiera Assistant General Manager in charge of General Management **BANCO HIPOTECARIO S.A.**	Signed for purposes of identification with our report dated May 06, 2004 PRICE WATERHOUSE & Co. C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Clarisa D. Lifsic President **BANCO HIPOTECARIO S.A.**	**Ricardo Flammini** On behalf of the Syndics' Committee	

Secured loans incorporated after February 28, 2003 are valued at cost grossed up for interest accrued at their internal rate of return.

Other loans to the public sector, not included in the preceding paragraph, originally granted in foreign currency have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to the amount of those loans and maximum rates have been established, as provided for by Decree 1579/02, if those assets were subjected to the Exchange of Provincial Public Debt (Note 39).

Loans to the non-financial private sector originally granted in foreign currency have been converted into pesos at the exchange rate of $ 1.00 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER and CVS have been applied to the amount of those loans and maximum rates have been established, depending on the borrower.

8.6. Other receivables from financial transactions:

The individual mortgage loans the fiduciary ownership of which was transferred by the Bank and recorded in this caption have been valued and converted into pesos following the criterion described in points 8.3. and 8.5.

The amount recorded in the account captioned "Other not included in the debtor classification regulations - Compensation to be received from the National Government" includes the amount in pesos equivalent to the technical value of the bonds to be received, in accordance with sections 28 and 29 of Decree 905, until the Argentine Central Bank credits the remaining BODEN 2012 in US dollars requested in compliance with that regulation (see Note 3).

The Bank has repurchased its Negotiable Obligations under a financing agreement signed with DePfa. These rights have been valued at period-end market value of the underlying negotiable obligations.

The rights arising from the total return swap transaction involving the Bank's own shares have been valued at period-end market value of the underlying asset.

8.7. Investments in other companies:

This caption mainly includes the equity investments held by the Bank in BACS Banco de Crédito y Securitización Sociedad Anónima, BHN Sociedad de Inversión Sociedad Anónima and BHN Inmobiliaria Sociedad Anónima (Note 28). At March 31, 2004 and 2003, those equity investments have been recorded at their equity value, plus intercompany profits, where applicable, which amount to Ps. 116,638 thousand and Ps. 108,957 thousand, respectively.

The above equity investments arise from the financial statements of BACS Banco de Crédito y Securitizaciones Sociedad Anónima for the periods ended March 31, 2004 and 2003 and BHN Sociedad de Inversión Sociedad Anónima for the periods ended September 30, 2003 and March 31, 2003; while the financial statements of BHN Inmobiliaria cover the period ended March 31, 2003 and the period ended March 31, 2003.

The other equity investments have been recorded at the lower of cost or estimated recovery value, where applicable.

8.8. Miscellaneous receivables

BODEN 2012 and National Government Secured Loans deposited in escrow have been valued following the criteria mentioned in the third paragraph of point 8.4. and in fifth paragraph of point 8.5., respectively.

8.9. Bank premises and equipment and miscellaneous assets:

These assets are recorded at cost restated in constant monetary units until February 28, 2003, following the method mentioned in the second and third paragraphs of this Note, net of accumulated depreciation calculated following the straight-line method, based on the estimated useful life of the assets. The cost of assets added before December 31, 1994 is restated in constant currency as of that date, while subsequent transactions are valued in current purchasing power values of the year to which they correspond.

The Bank records in "Miscellaneous assets – Assets acquired through foreclosures" housing units added to the Bank's assets in repayment of mortgage loans. These housing units have been valued at the lower of market value or the value of the loan, net of allowances.

The net book values of the assets taken as a whole, except for the assets intended for sale, which do not exceed their estimated recovery value, do not exceed their net realizable value.

8.10. Housing, life and unemployment insurance premiums in lending and other transactions:

The Bank's policy is to recognize the premium income when the corresponding loan installment accrues, except for those loans that are more than ninety days in arrears, and allocate the expenditures for claims to the net income/(loss) for the period in which they occur.

The Bank has set up a technical reserve of Ps. 12,013 thousand, which is included in Shareholders' Equity – Profit reserves – Others and a reserve for pending insurance claims for Ps. 9,427 thousand and Ps. 9,943 thousand at March 31, 2004 and 2003, respectively, which is shown in the Provisions caption under Liabilities.

8.11. Intangible assets

Notes to the Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

These assets represent organization and system development expenses. Intangible assets have been restated in constant monetary units at February 28, 2003, following the method mentioned in the first paragraph of this Note, and are being amortized monthly according to the straight-line method, based on their estimated useful life.

8.12. Deposits

Deposits have been valued at their placement value, plus adjustments from application of the CER and accrued interest, where applicable. The fixed return for each transaction is accrued on an exponential basis, while the variable return is accrued at the pro rata rate of return agreed upon based on the improvement in the price of the financial asset or financial asset indicator, between the time the transaction is arranged and the end of the month.

Deposits originally made in foreign currency have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to those deposits.

8.13. Other liabilities from financial transactions

Futures and options transactions originally agreed in foreign currency, whether they have been settled and/or with settlement agreements in writing by the parties prior to the effectiveness of Decree 992/02 have been valued at the various rates of exchange agreed by the parties at the time of settlement of each transaction. The other transactions not renegotiated at the effective date of that decree have been converted into pesos at the rate of exchange of $ 1.40 per US dollar and recognized as sight accounts.

The Bank has acquired a call option for Euro 100,000 thousand. The premium on this option has been valued at period-end market price.

8.14. Valuation of options

Premiums on call options written and bought have been accrued on a linear basis during the life of the contract.

8.15. Stock appreciation right

As of March 31, 2004, a provision of Ps. 59,271 thousand for the Stock Appreciation Right ("StARS") clause envisaged in the issuance of the Medium-term Secured Facility was recorded under liabilities (Note 1).

Guillermo C. Martinz General Accounting Management **BANCO HIPOTECARIO S.A.**	Hugo L. Chiera Assistant General Manager in charge of General Management **BANCO HIPOTECARIO S.A.**	*Signed for purposes of identification with* our report dated May 06, 2004 PRICE WATERHOUSE & Co. C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Clarisa D. Lifsic President **BANCO HIPOTECARIO S.A.**	**Ricardo Flammini** On behalf of the Syndics' Committee	

Notes to the Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

8.16. Dismissal indemnities

The Bank does not set up any provisions to cover the risk of dismissal indemnities involving the staff, as the disbursements in respect thereof are charged to income currently during the period in which they occur.

8.17. Income Tax

Pursuant to Article 28 of Law 24855, Banco Hipotecario Sociedad Anónima is subject to income tax, except for all the housing loan transactions carried out prior to October 23, 1997, date of registration of its by-laws with the Superintendency of Corporations.

The Bank charges to income and sets up a provision for the income tax determined based on the transactions subject to this tax in the fiscal year in which those transactions are carried out.

8.18. Minimum notional income tax

Although the tax paid can be considered as a tax credit on account of income tax for a period of up to 10 years, the Bank has charged that disbursement to results.

8.19. Shareholders' Equity

a. Capital stock, reserves and capital adjustment:

The Shareholders' Equity account activity and balances prior to December 31, 1994 have been restated in the currency values prevailing at that date, following the method mentioned in this Note. The transactions carried out subsequent to that date have been recorded in currency values of the year to which they correspond. The balances of the Shareholders' Equity accounts as of March 31, 2004 have been restated up to February 28, 2003 as explained in the third paragraph. The adjustment derived from the restatement of the balance of "Capital Stock" was allocated to "Equity Adjustments".

Notes to the Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

8 - BASIS FOR PRESENTATION OF THE FINANCIAL STATEMENTS (Contd.)

b. Results:

Income and expenses have been recognized against the results for the period, regardless of whether they have been collected or paid.

Monetary results of exposure to inflation were determined until February 28, 2003 as follows:

b.1) "Monetary result of financial transactions" includes the result of exposure to inflation generated by assets and liabilities related to the carrying out of the usual brokerage activity between the supply and demand of financial resources.
b.2) "Monetary result of operating expenses" includes the result of exposure to inflation generated by monetary assets and liabilities in pesos, related to administrative expenses.
b.3) "Monetary result of other operations" includes the result of exposure to inflation generated by assets and liabilities not related to the financial brokerage activity.

The preparation of the financial statements requires that the Bank's Board of Directors perform estimates affecting assets and liabilities, the net income/(loss) for the period and the determination of contingent assets and liabilities at the date thereof. Since these estimates involve value judgments regarding the probability of occurrence of future events, the actual net income/(loss) may differ from the estimated amount and thus generate losses or profits affecting subsequent years. All legal and regulatory rules in force at the date of presentation of these financial statements have been considered.

The financial statement figures for the previous year, presented for comparative purposes, include certain reclassifications and adjustments that contemplate specific disclosure criteria so as to present them on a consistent basis with those of the current year.

9 - DIFFERENCES BETWEEN ARGENTINE CENTRAL BANK REGULATIONS AND PROFESSIONAL ACCOUNTING STANDARDS

Below is a detail of the main differences between the Argentine Central Bank regulations and professional accounting standards, considering the statement made in the first part of Note 8:

9.1. Valuation criteria

a) Compensation to be received, per Sections 28 and 29 of National Executive Branch Decree 905/02, and investment account securities

As of March 31, 2004 and 2003, the Bank carries the government securities received and to be received in the "Government Securities – holdings in investment accounts", "Other Receivables from financial transactions –

Other not included in the debtor classification regulations" and "Sundry receivables - Others" captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02.

In addition, there are BODEN 2012 received in repayment of mortgage loans that are carried in investment accounts.

Under professional accounting standards, the above-mentioned assets must be valued at their current value.

At the date of approval of these financial statements, the trading volume of these securities had not been significant. Therefore, the known market values may not be representative of the realizable value of those assets.

b) Allowances for receivables from the non-financial public sector

Current regulations on the setting up of allowances issued by the Argentine Central Bank provide that receivables from the Public Sector are not subject to allowances for doubtful accounts. Under professional accounting standards, those allowances must be estimated on the basis of the uncollectibility risk attaching to those assets.

c) Accounting for income tax according to the deferred tax method

The Bank determines income tax at the statutory rate applicable to the estimated taxable income, without considering the effect of any timing differences between the accounting and taxable results. Under professional accounting standards, income tax must be recognized according to the deferred tax method. (Note 32).

d) Valuation of options

The Bank values accrued premiums on call options bought and written on a linear basis. This criterion differs from professional accounting standards, under which such premiums are to be stated at their market value.

e) Net present value of secured loans, government and other similar securities

Through Resolution No. 87/03, the CPCECABA suspended the application of the criterion for measuring the present value, establishing the application of a relevant market interest rate on the basis of future income or disbursements of funds corresponding to loans, investments and other accounts receivable or payable generated by the specific activities carried out by financial institutions. This criterion differs from that established by Communication "A" 3911.

f) Valuation at equity value

For purposes of calculating the equity value, Technical Pronouncement No. 21 establishes that the closing date of the fiscal year of investors is to coincide with that of the issuing companies, a criterion that differs from Argentine Central Bank regulations. Under professional accounting standards, the same valuation criterion is also to be applied to all subsidiaries.

g) Restatement to constant currency

The March 31, 2003 financial statements have given recognition to the effects of the variations in the purchasing power of the currency until February 28, 2003, following the restatement method established by Technical Pronouncement No. 6 (as amended by Technical Pronouncement No. 19) of the FACPCE. As provided for by National Executive Branch Decree 664/2003, Argentine Central Bank Communication "A" 3921 and CNV Resolution No. 441, the Bank discontinued the application of that method and, therefore, did not recognize the effects of the variations in the purchasing power of the currency as from March 1, 2003.

As established by MD Resolutions Nos. 10 and 41/2003 of the CPCECABA, under professional accounting standards the application of this method remained in effect until the periods ended September 30, 2003.

Nevertheless, taking into account the negative variation of 2.1% in the IPIM in the period from March to September 2003, the effects derived from failure to recognize those variations in these financial statements have not been significant.

9.2. Disclosure issues

a) Comparative purpose financial statements

Under professional accounting standards, the Bank should present the comparative information on the balance sheet with that of the balance sheet at the closing date of the preceding full fiscal year, in this case, December 31, 2003.

b) Statement of cash flows, earning per share and business segment

The criterion established by Technical Pronouncement No. 19 for disclosing these items differs from that established by the Argentine Central Bank in its Circular CONAU 1.

Notes to the Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

10 - CLASSIFICATION OF LOANS AND RESERVE FOR LOAN LOSSES

Reserve for loan losses established at March 31, 2004, cover the minimum reserves required by the Argentine Central Bank, and were calculated considering the accounting policies adopted for certain refinanced consumer loans, certain contributions to the special relief fund (Note 11), including the special contribution to that fund made by the Bank at March 31, 2000 and certain estimates related to the impact on the possibility of recovering the mortgage loan portfolio.

Interest capitalized prior to the loans being in arrears is covered by a reserve for loan losses following the minimum reserve requirements, considering such interest as principal.

Pursuant to the guidelines of Law 24441 on Housing and Construction Financing, the criterion followed by the Bank to set up reserves for construction projects, where the fiduciary ownership is transferred, consists in classifying debtors on the basis of the evaluation of the future cash flow of individual projects financed by the Bank.

The Bank has adopted a new policy regarding the procedure followed for classifying non-performing and restructured individual loans:

a. Maintaining the classification in respect of all those loans subject to: i) the provisions of article 13 of Law 24143 and/or: ii) restructuring, either through a repayment agreement, the compounding of interest on the amount in default or assistance, for up to six months following normalization of those loans.

b. After this period has expired, the Bank will proceed after the seventh month, as the case may be, as follows:

b.1. If the loan is no more than 30 days in arrears, its shall be classified under the "performing" category.

b.2. If the loan is more than 30 days in arrears, its classification will arise from the aggregate of the current number of days in arrears and those recorded before the refinancing, as long as the arrears are equal to or less than 30 days, in which case the above paragraph is applicable.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 06, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

c. All those individual loans, which are more than 24 months in arrears, must be fully covered by a reserve. Loans and reserves are to be reversed from the Bank's assets three months after the date on which those loans were fully covered by such reserve.

d. Loans that having been reversed from assets, following the guidelines in point c. above, are restructured and normalized shall be included again in the Bank's assets as long as they do not show arrears of more than 30 days for a term of six consecutive months.

As a result of the statements made in points c. and d. above and the application of Argentine Central Bank Communication "A" 2357 and supplementary rules, as amended, at March 31, 2004 and 2003 the Bank has recorded in memorandum accounts of Ps. 877,093 thousand and Ps. 646,575 thousand, respectively.

Based on the foregoing, the Bank's Board of Directors believes that the reserves for loan losses set up are sufficient to cover the minimum reserves required by the Argentine Central Bank rules and professional accounting standards on the total amount of the portfolio.

11 -SPECIAL RELIEF FUND

Article 13 of Law 24143 established that Banco Hipotecario Nacional should set up a special fund for subsidizing the repayment services of borrowers undergoing a serious economic emergency situation, whose situation could not be resolved through the renegotiation of the loan. This fund, whose regulations were issued by the Bank, is being formed as from that moment, with 2% of the interest collected on housing loans, which amounted to Ps. 13,404 thousand and Ps. 16,109 thousand at March 31, 2004 and 2003, respectively. The amount paid includes the extraordinary contribution made as of March 31, 2000, net of allocations. Law 24855 provides that Banco Hipotecario Sociedad Anónima must maintain this special fund for 10 years as from the enactment of the said law (July 22, 1997) and under the terms of Law 24143.

Notes to the Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

12 - RESTRICTED ASSETS

At March 31, 2004, the Argentine Central Bank provided financial assistance to the Bank for Ps. 392,915 thousand. As collateral for these transactions, senior pledges were set up on credit assets stemming from the 7% fixed rate guaranteed loan contract, due 2011, for approximately Ps. 491,041 thousand. For such purpose, the financing obtained has been recorded in Other liabilities from financial transactions, and the balances representing the possible rights, in memorandum accounts.

As provided for by Decree 905, the Argentine Central Bank will grant financing to financial institutions for the subscription of bonds issued by the National State (BODEN due 2012 in US dollars), to be earmarked to cover the negative net foreign currency position, requiring for such purpose assets as collateral for that financing. As disclosed in Note 3.1. and paragraph 4 of Note 5, at the date of these financial statements all the assets to be offered by the Bank to the Governing Entity had not been identified.

In view of the commitments undertaken under the Bank's external debt exchange offer (Note 1), a trust was created under Argentine law by means of a Trust Agreement entered into by and between the Bank and ABN AMRO BANK, Argentine Branch. As of March 31, 2004, BODEN 2012 for Ps. 730,479 thousand and National Government Secured Loans for Ps. 56,971 had been transferred to the trust. These guarantees have been recorded in "Miscellaneous Receivables" (Note 16).

As of March 31, 2004, the Bank has deposited BODEN 2012 for Ps. 32,468 thousand, as collateral for the currency swap transaction (Note 18.4.).

As of March 31, 2004, the Bank set up specific guarantees to cover options written to purchase shares for Ps. 377 thousand. These guarantees have been recorded in "Miscellaneous Receivables" (Note 16).

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 06, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

13 - INSURANCE ON REAL ESTATE SECURING THE MORTGAGE PORTFOLIO AND LIFE AND UNEMPLOYMENT INSURANCE FOR BENEFICIARIES

The Bank grants insurance coverage to the following:

- **Houses mortgaged to secure its loan portfolio, for the appraised amount of the insured houses:** against material damages caused by fire, explosion, lightning, earthquake, certain events involving riots, terrorist acts and other circumstances, according to the general conditions laid down by the Bank.

- **Life insurance for paying off the debts of the Bank's borrowers:** covering the risk of death of the economically liable party, whether a borrower or not, for paying off the principal debt owed at the date of death, according to the conditions laid down by the Bank. Individuals under the age of 56 are insurable up to the age of 80.

- **Unemployment insurance for economically liable parties, who are borrowers:** this covers unemployment risks when the conditions provided for by National Employment Law 24013 are met, with a maximum coverage of up to six monthly installments, with the option to renew it for another six months by paying an additional premium, once the insured has signed an employment contract for a term exceeding twelve months.

- **Comprehensive household insurance:** this covers the risk of fire and theft of general contents and electronic appliances for domestic use, windows, civil liability assessed for fire or explosion, removal of rubble, harm occasioned to buildings as a result of theft, lodging expenses and domicile assistance services.

The accounting policies followed by the Bank to record insurance transactions are described in Note 8.9. The Bank covers the risks involved in the insurance activity with its own net worth.

In addition, the Bank sells insurance to cover personal accidents and health care, the coverage, risk and losses of which are undertaken by other Insurers.

The amounts of insurance premiums in respect of the items mentioned above, claims paid and charges connected with the insurance activity, allocated to results for the periods ended March 31, 2004 and 2003, were as follows:

Notes to the Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

	3.31.04	3.31.03
	Thousands of Pesos	
Fire insurance premiums	3,065	3,573
Life insurance premiums	6,631	7,354
Unemployment insurance premiums	406	469
Additional insurance premiums	433	287
Total Premiums (Note 22)	10,535	11,683

	3.31.04	3.31.03
	Thousands of Pesos	
Claims involving fire	73	172
Claims involving death	1,642	2,566
Claims involving unemployment	44	97
Additional insurance claims	72	35
Total claims (Note 23)	1,831	2,870

The insurance premiums shown above are disclosed under the "Income from services" caption, while the claims are disclosed under the "Expenses for services" caption. The charge corresponding to reserves connected with the insurance activity is shown in the "Miscellaneous losses" caption in the Income Statement.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 06, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

14 - OTHER RECEIVABLES FOR FINANCIAL TRANSACTIONS

The breakdown of "Other receivables included in the debtor classification regulations" line, under the "Other receivables from financial transactions" caption is as follows:

	3.31.04	3.31.03
	Thousands of Pesos	
Mortgage loans delivered in trust	321,248	332,079
Mortgage-backed subordinated Class B securities	57,639	37,511
Financial hedging agreement	54,747	-
Others	23,389	20,293
Total	457,023	389,883

The breakdown of the "Other receivables not included in the debtor classification regulations" line, under the "Other receivables from financial transactions" caption, is as follows:

	3.31.04	3.31.03
	Thousands of Pesos	
Compensation to be received from the National Government (in US dollars)	2,519,335	2,617,575
Trust participation certificates	65,071	42,958
Negotiable obligations held in the Bank's portfolio	246,053	28,253
Others	-	391
Total	2,830,459	2,689,177

15 - SECURITIZATION OF THE PORTFOLIO OF MORTGAGE LOANS

The Bank has executed various financial trust agreements under which, as trustor, it has transferred the fiduciary ownership of mortgage loans belonging to its loan portfolio to a trustee, First Trust of New York. Once the mortgage loans have been transferred to the trust fund, it proceeds to issue the corresponding debt securities and participation certificates and to use the proceeds of the placement thereof for settling the amount of the loans ceded by the Bank. The trust assets entail a separate and distinct equity from the trustee's assets and those of the trustor.

The trustee is responsible for the management of the trust funds previously set up in accordance with the specifications contained in the trust agreement.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 06, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

These trusts have been affected by the conversion into pesos of assets and liabilities in foreign currency established by Law 25561 and Decree 214, at the rate of exchange of $1.00 per US dollar, because they have been set up under Argentine legislation. Notwithstanding this, there are certain claims by foreign investors in relation to the conversion into pesos made and, consequently, the definition of its economic impact.

As of March 31, 2004 and 2003, the Bank recorded Ps. 321,248 thousand and Ps. 332,079 thousand, respectively, in respect of mortgage loans originally granted in foreign currency and converted into pesos as required by Law 25561 and Decree 214, registered in the name of the trustee, in the "Others included in the debtor classification regulations" line, under the "Other receivables for financial transactions" caption; Ps. 19,047 thousand and Ps. 7,975, respectively, in the "Accrued interest receivable included in the debtor classification regulations" line, under that caption, in respect of accrued interest and adjustments from application of the CER receivable. Those receivables are held in the Bank's assets because at that date the trustee had not yet issued the related securities and the Bank continued to act as trustor and only beneficiary.

At the date of these financial statements, the following trust funds have been set up:

1. BHN I Trust, BHN II Mortgage Trust, BHN III Mortgage Trust, BHN IV Mortgage Trust, BACS I Mortgage Fund, BACS Funding I, BACS Funding II and BHSA I 2002, the terms of issue of which are as follows:

Notes to the Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

	Class A1/AV Debt Securities	Class A2/AF Debt Securities	Class B Debt Securities	Participation Certificates	Total
BHN I – Issued 10.29.96					
Face value in thousands of Ps.	60,292	18,778	9,302	4,652	93,024
Declared Maturity Date	05.25.2005	09.25.2001	01.25.2014	01.25.2014	
BHN II – Issued 05.09.97					
Face value in thousands of Ps.	44,554	51,363	3,730	6,927	106,574
Declared Maturity Date	03.25.2011	07.25.2009	03.25.2012	05.25.2013	
BHN III – Issued 10.29.97					
Face value in thousands of Ps.	14,896	82,090	5,060	3,374	105,420
Declared Maturity Date	05.31.2017	05.31.2017	05.31.2018	05.31.2018	
BHN IV – Issued 03.15.00					
Face value in thousands of Ps.	119,500	36,500	24,375	14,625	195,000
Declared Maturity Date	03.31.2011	03.31.2011	01.31.2020	01.31.2020	
BACS I – Issued 02.15.2001					
Face value in thousands of Ps.	30,000	65,000	12,164	8,690	115,854
Declared Maturity Date	05.31.2010	05.31.2010	06.30.2020	06.30.2020	
BACS Funding I Issued 11.15.2001					
Face value in thousands of Ps.				29,907	29,907
Declared Maturity Date				11.15.2031	
BACS Funding II Issued 11.23.2001					
Face value in thousands of Ps.				12,104	12,104
Declared Maturity Date				11.23.2031	
BHSA I Issued 02.01.2002					
Face value in thousands of Ps.				43,412	43,412
Declared Maturity Date				02.01.2021	

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 06, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

In all cases, the payment of class B debt securities is subordinated to the payment of the class A securities. In addition, the reimbursement of the participation certificates shall be done once all the class A and B securities issued have been settled, to the extent that there are sufficient remaining funds in the trust fund.

At March 31, 2004 and 2003, the Bank held in its portfolio the following securities corresponding to the above-mentioned funds and the participation certificate in the BACS II Financial Trust:

	3.31.04	3.31.03
	Thousands of Pesos	
Others included in the debtor classification regulations:		
Class B debt securities – BHN III	10,308	7,950
Class B debt securities – BHN IV	47,331	29,561
Subtotal	57,639	37,511
Others not included in the debtor classification regulations:		
Participation certificates – BHN II	21,361	15,804
Participation certificates – BHN III	9,323	-
Participation certificates – BHN IV	1,041	-
Participation certificates – BACS II	33,346	27,154
Subtotal	65,071	42,958
Total	122,710	80,469

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 06, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

16 - MISCELLANEOUS RECEIVABLES

The breakdown of the "Others" line corresponding to the "Miscellaneous receivables" caption is as follows:

	3.31.04	3.31.03
	Thousands of Pesos	
Tax prepayments and withholdings	15,212	8,200
Receivables from government entities	7,747	5,981
Receivables for loans administered	5,953	23,840
Recoverable expenses, taxes and advances to third parties	9,680	6,116
Correspondent banks	2,647	2,705
Guarantees securing call options written	377	-
Deposit securing financial agreements	32,468	-
Deposit securing ABN AMRO BANK trust	787,450	-
Others	21,176	17,321
Total	882,710	64,163

17 - NEGOTIABLE OBLIGATIONS AND OTHER FINANCING

The contractual residual face value of negotiable obligations at March 31, 2004 is Ps. 2,554,846 thousand. This balance comprises Argentine Mortgage Bonds (Cédulas Hipotecarias Argentinas - CHA) issued under the global "Euro Medium Term Notes" (EMTN) program and ordinary Negotiable Obligations not convertible for shares, within the framework of a "Global Medium Term Notes" ("GMTN") program and the new issues mentioned in Note 1.

Notes to the Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

The balance of the negotiable obligations has been included in the "Other liabilities from financial transactions" caption. The residual face values of the different negotiable obligation series issued are as follows:

	Date of issue	Maturity Date	Annual interest rate	Residual face value at 3.31.04	Residual face value at 3.31.03
				(Thousands of Pesos)	
EMTN (CHA)					
Series III (US$ 100,000,000)	07.08.96	07.08.06	10.625%	2,018	38,832
GMTN					
Series I (US$ 300,000,000)	17.04.98	17.04.03	10.000%	38,874	881,225
Series IV (US$ 175,000,000)	03.12.98	03.12.08	13.000%	2,598	14,250
Series VI (US$ 135,909,000)	15.03.99	15.03.02	12.250%	2,081	13,894
Series XVI (US$ 125,000,000)	17.02.00	17.02.03	12.625%	30,412	370,313
Series XVII (EURO 100,000,000)	27.03.00	27.03.02	9.000%	2,589	4,550
Series XXII (EURO 100,000,000)	18.10.00	18.10.02	8.750%	675	7,614
Series XXIII (EURO 150,000,000)	06.02.01	06.02.04	10.750%	26,547	482,313
Series XXIV (US$ 107,000,000)	15.03.02	15.03.05	9.000%	21,464	324,693
Series XXV (EURO 165,700,000)	15.03.02	15.06.05	8.000%	24,838	537,124
Guaranteed bond (US$107,941 thousand)	15/09/03	03/08/10	Libor + 2.5%	288,677	-
Long term bond (US$449,880 thousand)	15/09/03	01/12/13	3.0 – 6.0%	1,287,544	-
Long term bond (EURO 278,367 thousand)	15/09/03	01/12/13	3.0 – 6.0%	975,642	-
				2,703,959	2,674,808

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 06, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

As a result of the restructuring plan mentioned in Note 1, the breakdown of the bank debt is as follows:

Description	**Due date**	**Principal amount** *Thousands of pesos*
Secured facility in pesos	2010	157,991
Secured facility in US dollars	2010	222,923
Long-term facility in US dollars at a fixed rate	2013	71,665
Long-term facility in US dollars at floating rates	2013	24,354

During the current period the Bank proceeded to the early redemption of negotiable obligations and settlement of bank debt, according to the following detail:

1) Medium-term Guaranteed Bond (US$) for a nominal value of US$ 6,418 thousand, which represented a disbursement of US$ 5,466 thousand.

2) Long-term Guaranteed Bond (Euro) for a nominal value of Euros 1,000 thousand, which represented a disbursement of Euros 645 thousand.

3) Medium-term Secured Facilities (US$) for a nominal value of US$ 8,252 thousand, which represented a disbursement of US$ 6,877 thousand.

4) Medium-term Secured Facilities (Pesos) for a nominal value of Ps. 56,182 thousand, which represented a disbursement of Ps. 47,334 thousand.

5) Fixed-rate long-term Facilities (US$) for a nominal value of US$ 25,214 thousand, which represented a disbursement of US$ 16,907 thousand.

6) Floating-rate long-term Facilities (US$) for a nominal value of US$ 5,049 thousand, which represented a disbursement of US$ 3,167 thousand.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 06, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

18. DERIVATIVE FINANCIAL INSTRUMENTS

18.1. In view of the need to hedge the risk attached to the appreciation in the value of the Euro against the US dollar, given that the Bank has disclosed its liability in that currency, on January 5, 2004 options to purchase euros against US dollars were acquired for a notional amount of € 100,000 at a quotation of 1.2676, to be exercised within a term of one year.

18.2. On January 29, 2004, the Bank entered into a total return swap transaction as a partial hedging for the Stock Appreciation Right clause ("StARS") included in the issuance of the Medium-term Secured Facility (Note 1). This transaction involves 7,110,000 Class D ordinary shares in Banco Hipotecario Sociedad Anónima. The amount agreed under this transaction was US$17,519 thousand.

18.3. During March 2004, the Bank executed a forward sale contract with DePfa Investment Bank Ltd. to repurchase bonds and Banco Hipotecario's loans, by financing 50% of the eligible instruments purchase price.

18.4. On March 5, 2004, the Bank and Deutsche Bank AG executed a currency swap contract (Cross Currency Swap) for Euros 150,000 thousand. This transaction is secured by BODEN 2012.

19 - OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

The breakdown of the "Others" line included in the "Other liabilities from financial transactions" caption is as follows:

	3.31.04	3.31.03
	Thousands of Pesos	
Collections and other transactions on behalf of third parties	5,869	23,417
Financial loan	-	242,143
Retail Bank Network	36,113	53,875
Others	356	1,006
Total	42,338	320,441

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 06, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

20 - MISCELLANEOUS LIABILITIES

The breakdown of "Others" corresponding to the "Miscellaneous liabilities" caption is disclosed as follows:

	3.31.04	3.31.03
	Thousands of Pesos	
Sundry creditors	23,366	15,665
Other fees and expenses payable	2,923	2,404
Tax withholdings to be deposited	2,387	3,328
Taxes payable	12,751	9,650
Payroll withholdings and contributions	1,481	1,058
Salaries and social security charges payable	1,583	1,510
Others	5,904	7,990
Total	50,395	41,605

21 – FINANCIAL INCOME AND EXPENSES

The breakdown of the "Others" line included in the "Financial income" caption is as follows:

	3.31.04	3.31.03
	Thousands of Pesos	
Quotation difference from US dollar holdings	14,528	-
Restructured and buy back of bank debt	43,423	-
Result from compensating and leverage bonds	6,749	13,450
Total	64,700	13,450

The breakdown of the "Others" line included in the "Financial expenses" caption is as follows:

	3.31.04	3.31.03
	Thousands of Pesos	
Quotation difference from US dollar holdings	-	107,530
Quotation difference from Euro holdings		
Turnover tax on financial income	372	-
Premiums on repos and swap operations	286	-
Contribution to the deposit guarantee fund	105	84
Total	763	107,614

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 06, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

22 - INCOME FROM SERVICES

The breakdown of the "Others" line included in the "Income from services" caption is as follows:

	3.31.04	3.31.03
	Thousands of Pesos	
Insurance premiums (Note 13)	10,535	11,683
Commissions and services connected with loans	4,469	4,905
Others	718	530
Total	15,722	17,118

23 - EXPENSES FOR SERVICES

The breakdown of the "Others" line included in the "Expenses for services" caption is as follows:

	3.31.04	3.31.03
	Thousands of Pesos	
Insurance claims (Note 13)	1,831	2,870
Turnover tax	55	-
Others	1,274	131
Total	3,160	3,001

24 - ADMINISTRATIVE EXPENSES

The breakdown of the "Other operating expenses" line included in the "Administrative expenses" caption is as follows:

	3.31.04	3.31.03
	Thousands of Pesos	
Depreciation of bank premises and equipment	1,702	1,827
Intangible asset amortization	-	1,326
Insurance	560	879
Rental	240	262
Telephony, electricity and mailing services	919	823
Software links	321	429
Maintenance and preservation of bank premises and equipment	1,005	576
Others	608	591
Total	5,355	6,713

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 06, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

25 - MISCELLANEOUS INCOME

The breakdown of the "Others" line included in the "Miscellaneous income" caption is as follows:

	3.31.04	3.31.03
	Thousands of Pesos	
Recovery of postal savings expenses	-	116
Rental income	139	161
Adjustments and interest on miscellaneous receivables	-	69
Gain on operations with premises and equipment and miscellaneous assets	3,643	9
Others	1,781	648
Total	5,563	1,003

26 - MISCELLANEOUS LOSSES

The breakdown of the "Others" line included in the "Miscellaneous losses" caption is as follows:

	3.31.04	3.31.03
	Thousands of Pesos	
Depreciation of miscellaneous assets	146	167
Turnover tax	20	-
Other taxes	570	102
Loss on operations with premises and equipment and miscellaneous assets	5.880	256
Intangible assets written off	24	38
Donations	266	393
System for repayment of loans with discounts	1.077	1.264
Tax on personal assets – General Resolution 1497/02	51.645	-
Others	2.074	851
Total	61.702	3.071

27 - DEPOSIT GUARANTEE INSURANCE SYSTEM

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 06, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Law 24485, Decrees 540/95 and 1127/98 and Communication "A" 2337 and supplementary ones of the Argentine Central Bank provide that the institutions encompassed by the Financial Institutions Law should make a normal contribution equivalent to 0.03% of their monthly average daily balances of deposits in checking accounts, savings accounts, time deposits, special accounts, fixed-term investments and frozen balances stemming from the aforementioned deposits.

In addition to the normal contribution, the institutions are required to make a separate additional contribution, in proportion to the result obtained from the weighting of several factors.

Communication "A" 3064 of the Argentine Central Bank provides that, effective as of the date of payment of contributions corresponding to January 2000, the ordinary contribution is reduced to 0.015% provided that financial institutions enter into loan contracts with Seguro de Depósitos Sociedad Anónima ("SEDESA") allocated to the Deposits Guarantee Fund. Effective September 2000, Argentine Central Bank Communication "A" 3153 set aside the above-mentioned loans; notwithstanding this, the loan contracts arranged until that date will continue to be in force until the corresponding settlement thereof, under the terms and conditions agreed upon with SEDESA.

This System does not cover the transferable time deposits whose ownership has been acquired through endorsement, the placements attracted through systems which offer incentives in addition to the interest rate agreed upon, the deposits in which interest rates exceeding the reference rate established by the Argentine Central Bank are arranged, the deposits made by financial institutions with other brokers, including the time deposit certificates acquired through a secondary transaction, the deposits made by persons related to the Bank, either directly or indirectly, time deposits of securities, acceptances or guarantees and the frozen balances arising from deposits and other liabilities excluded from that System.

28 - SUBSIDIARY COMPANIES

The bank has equity interests in the following subsidiaries:

a. 99.99% of the BHN Sociedad de Inversión Sociedad Anónima's share capital, which amounts to Ps. 18,000 thousand. In addition, the Bank maintains irrevocable capital contributions of Ps.10,000 thousand. In turn, BHN Sociedad de Inversión Sociedad Anónima holds a 99.9976% equity interest in BHN Vida Sociedad Anónima and BHN Seguros Generales Sociedad Anónima, a 99% equity interest in BHN Seguros de Crédito Hipotecario Sociedad Anónima and a 100% equity interest in Mortgage Systems International, LLC.

b. 99.99% of BHN Inmobiliaria Sociedad Anónima's share capital, which amounts to Ps. 1,900 thousand. The corporate purpose of this company consists in real estate transactions.

Notes to the Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

c. 70% of the share capital of BACS Banco de Crédito y Securitización Sociedad Anónima, which amounts to Ps. 62,500 thousand. The principal line of business of this bank will consist in fostering the creation and development of a secondary market for mortgage loans in Argentina.

d. 100% of the share capital of VR-Tasaciones y Certificaciones Sociedad Anónima, which amounts to Ps. 200 thousand. This company's line of business is the appraisal and certification of all types of urban and rural real estate located in Argentina or abroad.

At March 31, 2004, the Bank's equity interest in the above-mentioned companies is reflected in accounts in the "Investments in other companies" caption.

The relevant total amounts arising from the March 31, 2004 financial statements of the main controlled investees are as follows:

	BACS Banco de Crédito y Securitización S.A. (2)	BHN Sociedad de Inversión S.A. (1) (3)	BHN Inmobiliaria S.A. (4)
	(In thousands of pesos)		
Assets	185,115	50,336	2,919
Liabilities	79,679	4,781	155
Minority interest	-	7,630	-
Shareholders' equity	104,436	37,925	2,764
Net loss	7,375	5,367	(381)

(1) Consolidated balances
(2) Financial statements at March 31, 2004
(3) Financial statements at September 30, 2003.
(4) Financial statements at March 31, 2003.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 06, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

29 - RESTRICTION ON THE DISTRIBUTION OF PROFITS

No profits may be distributed when any financial year does not produce profits.

As provided for by Argentine Central Bank Communication "A" 3574, any distribution of profits will be suspended until notice is received to the contrary.

Furthermore, Argentine Central Bank Communication "A" 3785 dated October 29, 2002 restricted the distribution of cash dividends, to the extent that the Bank has decided to value its holdings of bonds received under Sections 28 and 29 of Decree 905 at their technical value, except for the amount of profits in excess of the difference between the carrying value and the market value of those bonds, net of the pertinent appropriation to legal reserve and to the reserve established by the Bank's by-laws (see Note 3).

Under the contracts signed as a result of the restructuring of the Bank's financial debt (Note 1), there are restrictions on the distribution of profits until such time as at least 60% of the total initial principal amount of the long-term and guaranteed tranches of the new debt has been amortized.

30 - RUBRICATION OF BOOKS

At the date of these financial statements, the transactions conducted by the Bank had been recorded in the rubricated books, as called for by the regulations in force.

31 - TRANSACTIONS CARRIED OUT WITH RELATED COMPANIES

The balances at March 31, 2004 are as follows:

	Thousands of Pesos
Miscellaneous receivables – Sundry Debtors	
BHN Vida S.A.	1,083
BHN Seguros Generales S.A.	129
BHN Sociedad de Inversión S.A.	5
BHN Inmobiliaria S.A.	177
BACS Banco de Crédito y Securitización S.A.	278

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 06, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

		Thousands of Pesos
Deposits – Checking accounts and time deposits		
BHN Sociedad de Inversión S.A.		958
BHN Inmobiliaria S.A.		1.034
BHN Vida S.A.		2.118
BHN Seguros Generales S.A.		1.554
BHN Seguros de Crédito Hipotecario S.A.		104
BACS Banco de Crédito y Securitización S.A.		248
VR – Tasaciones y Certificaciones S.A.		1
Balance to be Paid-In		
BHN Vida S.A.	(*)	
BHN Seguros Generales S.A.	(*)	
BHN Seguros de Crédito Hipotecario S.A.	(*)	
Financial Expenses		
BHN Sociedad de Inversión S.A.		4
BHN Vida S.A.		7
BHN Seguros de Crédito Hipotecario S.A.		5
BACS Banco de Crédito y Securitización S.A.		1
Income from Services		
BACS Banco de Crédito y Securitización S.A.	40	

(*) BALANCES TO BE PAID-IN, IN PESOS

BHN Vida S.A.	90
BHN Seguros Generales S.A.	90
BHN Seguros de Crédito Hipotecario S.A.	90

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 06, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

32 - INCOME TAX

In accordance with Law No. 24855 and its regulatory Decree No. 924/97, income obtained by the Bank as a result of loan operations formalized, agreed, undertaken or recognized through the date of registration of its by-laws are exempt from income tax; however, income provided by loan operations after that date are subject to this tax.

As a general rule, the income tax law admits the deduction of expenses incurred to obtain or maintain the source of taxable income. For purposes of deducting from the taxable income those expenses incurred to obtain jointly taxable and non-taxable income, expenses should be segregated accordingly.

Furthermore, the fiscal rule grants preeminence to the direct allocation method rather than the apportionment method to determine the deductible expenses. Thus, the apportionment method should only be used when it is not possible to make a direct allocation of expenses to the taxable income.

Until the fiscal year ended December 31, 1998 the Bank determined its income tax based on the expense apportionment method, treating as deductible the portion of expenses arising from applying to the total expenses incurred the ratio of taxable income to total income.

As from fiscal year ended December 31, 1999 income tax was calculated considering the direct relationship between expenses and the obtainment of taxable and non-taxable income, and the apportionment method was only used for those expenses which could not be directly allocated to each of the income producing sources.

The Bank has filed its income tax returns for the 1999, 2000 and 2001 and 2002 fiscal years adopting the above mentioned methodology. (See Notes 33 and 34).

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 06, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

33 - MINIMUM NOTIONAL INCOME TAX

Minimum notional income tax was created by Law No. 25063 to be in effect for 10 years as from fiscal 1998 as a tax complementary of income tax. Minimum notional income tax consists in a minimum taxation, which assesses certain productive assets at the tax rate of 1%. The ultimate tax obligation will be the higher of minimum notional income tax or income tax. For financial entities, the taxable basis will be 20% of their computable assets. If in a fiscal year, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of any income tax excess over minimum notional income tax through the next ten years.

In view of the comment made in Note 32 in relation to the tax loss carry-forward determined by the Bank for last three fiscal years, the pertinent minimum notional income tax obligation was calculated.

34 - CONTINGENT ASSETS

As described in Note 8.17 and as a result of the use of the direct allocation method for deducting interest for income tax computation purposes, for the fiscal year ended December 31, 2002, the Bank is reporting a loss carry-forward of approximately Ps. 3,131,604 thousand. At March 31, 2004 this amount is disclosed in memorandum accounts.

As mentioned in Note 3.2., the Bank has recorded under memorandum accounts a positive contingency in the amount of Ps. 81,645 for purposes of the compensation for asymmetric indexation laid down by Law 25796.

35 - ACQUISITION BY THE BANK OF ITS OWN SHARES

At August 22, 2000, the Board of Directors resolved to authorize the acquisition of shares representing the Bank's own capital stock, within the terms of article 220, clause 2 of Law 19550. This authorization is due to the Bank's need to protect the price of the share in view of the volatility affecting the market, the low liquidity of which could expose the share to undesirable price fluctuations. On May 31, 2001, the Ordinary General Assembly approved this measure.

On the basis of the authorization mentioned in the preceding paragraph, in December 2000, the Bank acquired its own shares. At the closing date of these quarterly financial statements, the Bank's holding of its own shares has been recorded in the "Government and corporate securities" caption.

On January 20, 2004, the Bank sold 994,015 of its own class D shares, after the expiration of the time frame for shareholders to exercise their preemptive and accretion rights, according to the following detail:

1. 579,860 class D shares were awarded to the shareholders who exercised the preemptive right, for which the Bank collected a total amount of Ps. 4,018 thousand;

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 06, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

2. 414,155 class D shares were awarded to the shareholders who exercised the accretion right, for which the Bank collected a total amount of Ps. 2,870 thousand.

36 - OVER-THE-COUNTER BROKER

The Bank's minimum shareholders' equity required by the Argentine Central Bank rules is in excess of that required by the National Securities Commission in Resolution No. 290, as amended, in order to act as an Over-the-Counter Broker and has been duly paid up at period end.

37 - PUBLICATION OF FINANCIAL STATEMENTS

In line with the guidelines of Communication "A" 760, the prior involvement of the Argentine Central Bank is not required in order to publish these financial statements.

38 - TRUST ACTIVITIES

The Bank acts as trustee under trusts as collateral for certain construction projects, within the framework of its Securitization Operations – Line of Credit for Financing Construction Projects with Transfer of Trust Ownership.

For this transaction a trust is organized as collateral consisting of the assets included in the corresponding contracts, the trust ownership of which is transferred to the Bank as the Trustee. The Bank exercises the powers granted to it under the Trust Agreement to protect the Creditor's interests covered by the collateral. In relation to some of those projects, the Bank has made payments and collections on behalf of the originator and for its account.

At March 31, 2004, the receivables included in this transaction, which remain under assets, amounted to Ps. 5,413 thousand.

39 - CONVERSION OF PROVINCIAL PUBLIC DEBT INTO SECURED BONDS

Decree 1579/02 issued by the Executive Branch established that the Trust Fund for Provincial Development should assume the provincial debts instrumented in the form of Government Securities, Treasury Bills or Loans. Furthermore, through Banco de la Nación Argentina, in its capacity as trustee, this Fund was to issue Secured Bonds to offer them as payment for debts of Argentine provinces with banks and financial entities.

The Bank, in its capacity as creditor of various provincial states, presented the documentation corresponding to the offer to accept the conversion of those amounts due into Secured Bonds.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 06, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended March 31, 2004
In comparative format with the same period of the previous year

On March 19, 2003, the Bank was notified of Resolutions Nos. 742/02 and 765/02 of the Ministry of Economy accepting the Offer for Conversion of Provincial Public Debt into Secured Bonds corresponding to the debts with: i) Province of Formosa, for an original principal amount of US$ 11,627 thousand, the amount to be exchanged being Ps. 16,884 thousand; and ii) Province of Buenos Aires, for an original principal amount of US$ 74,969 thousand, the amount to be exchanged being 103,347 thousand. Those bonds were deposited in the name of the Bank on July 3, 2003.

At the date of issue of these financial statements, approval by the Ministry of Economy of the remaining offers presented is pending.

(Free translation of the report issued for Argentine purposes in accordance with local generally accepted accounting principles)

Limited Review Report

Messrs.
Banco Hipotecario Sociedad Anónima
Reconquista 151
Autonomous City of Buenos Aires

1. We have performed a limited review of the balance sheet of Banco Hipotecario Sociedad Anónima as of March 31, 2004 and the related statements of income, changes in shareholders' equity and source and application of funds for the period of three months then ended, together with the accompanying notes 1 to 39 and schedules A, B, C, D, E, F, G, H, I, J, K, L and N, which supplement them. Furthermore, we have examined the consolidated financial statements of Banco Hipotecario Sociedad Anónima and its subsidiaries for the period of three months ended March 31, 2004, as well as consolidated Schedule B and Notes 1 to 5 to consolidated financial statements, which are presented as supplementary information. The preparation and issuance of these financial statements are the responsibility of the Entity.

2. Our review was limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences and included the audit procedures established by the Argentine Central Bank through Circular CONAU-1 "Minimum standards for external audits" for limited reviews of quarterly financial statements, which consist mainly of the application of analytical procedures to the financial statement figures and of making inquiries of Entity staff responsible for preparing the information contained in the financial statements and its subsequent analysis. These limited reviews are substantially less in scope than an audit examination, the objective of which is to express an opinion on the financial statements being examined. Accordingly, we do not express an opinion on the Entity's financial position, the results of its operations, changes in its shareholders' equity and sources and application of funds, or on its consolidated financial statements.

3. As described in Note 2, in view of the Argentine economic crisis, the National Government issued measures that mainly affected fiscal 2002. The future development of the economic crisis may require that the Government modify some of the measures adopted or issue additional regulations. Accordingly, the Entity's financial statements should be read in the light of those circumstances.

4. Banco Hipotecario S.A. has prepared the March 31, 2004 financial statements in accordance with Argentine Central Bank regulations. However, as mentioned in Notes 2, 3, 4 and 5 to the financial statements, certain situations of uncertainty exist which could affect the Bank:

   4.a) As mentioned in Note 2, the National Government has declared default on the servicing of the public debt at the end of 2001, and negotiations for its restructuring are currently under way. The Entity records in its consolidated financial statements government securities, secured loans under Decree 1387/01, loans to the provincial and municipal public sectors and the right to collect the amount of $ 4,548,313 thousand in compensating and coverage bonds, as established by Sections 28 and 29 of Decree No. 905/02. 99% of this balance corresponds to financing and government bonds not included in the above-mentioned process for the restructuring of the sovereign debt. In view of the Argentine economic crisis, there is uncertainty as to whether the recoverable values of those assets will exceed their respective carrying values.

   4.b) As described in Note 4 and as a consequence of the crisis in liquidity, profitability levels and solvency of the financial system in general and of Banco Hipotecario S.A. in particular, the Entity has submitted the rehabilitation and regularization plans requested by the Argentine Central Bank.

   4.c) As indicated in Note 3.2, in the current period the Entity reversed from assets the estimate of the compensation established by Law 25796, recorded at December 31, 2003, for the difference of $81,645 thousand resulting from applying the Reference Stabilization Index to the loans subject to Salary Variation Index adjustment. So far, this additional compensation has not been regulated by the Argentine Government, nor has the deadline for the Entity to agree to be included or not in that compensation regime expired.

5. As mentioned in Note 8 "Financial statement presentation basis", the Entity has prepared these financial statements applying the valuation and disclosure criteria established by the regulations of the Argentine Central Bank in its capacity as Financial Institutions Control Authority, through the issue of Circular CONAU-1, complementary regulations and amendments. However, as mentioned in Note 9, those criteria for valuing certain assets and liabilities and the financial statement disclosure and presentation criteria established by the Control Authority are not in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires. The effects on the financial statements derived from the different valuation criteria have not been quantified by the Entity.

6. The basic and consolidated financial statements of Banco Hipotecario S.A. for the period of three months ended March 31, 2003, which are presented for comparative purposes, have been examined by us, with the scope mentioned in section 2., and we issued our professional report on them on May 30, 2003 with an abstention of statement on the issues mentioned in sections 3, 4 a), 4 b) and the section below, and a qualification regarding the discrepancies between the Argentine Central Bank regulations and professional accounting standards mentioned in section 5.

   Such professional report included uncertain circumstances that affected the Entity's ability to continue with its normal course of business. Those circumstances were related to the following:

   a) The restructuring of all negotiable obligation series and loans from banks and other foreign entities.
   b) The extension of the time for repayment of the assistance for rediscounts and advances to cover lack of liquidity granted by the BCRA.
   c) The approval by the BCRA of the compensation amount determined by the Entity, as established by Sections 28 and 29 of Decree 905/02.

   At the date of issue of the attached financial statements, those uncertain circumstances have been resolved, with the impact mentioned in Notes 1, 3.1. and 4.

7. Based on the work done and on our examination of the financial statements of the Entity for the fiscal year ended December 31, 2003, on which we issued our report on February 18, 2004 with an abstention of opinion because of the circumstances described in sections 3., 4., 5. and 6.c) hereof and, regarding the latter section, as mentioned in Note 3.1, on February 19, 2004 the BCRA notified the Entity of the approval of the compensation amount foreseen in Sections 28 and 29 of Decree 905/02, we report that the March 31, 2004 financial statements of Banco Hipotecario S.A., prepared in accordance with BCRA regulations and considering the observation mentioned in point 5., in accordance with accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us, and that we have no observations to make on them other than those mentioned in points 3. and 4.

8. As called for by the regulations in force, we report that:

8. a) The financial statements mentioned in section 1. have been transcribed into the "Inventory and Balance Sheet Book" which is kept, in all formal respects in conformity with legal rules in force and Argentine Central Bank regulations. These financial statements have been prepared in all material respects, in compliance with the provisions of Law 19550 and regulations issued by the Argentine Central Bank and the National Securities Commission.

8.b) As of March 31, 2004, the liabilities accrued in respect of employee withholdings and employer contributions towards the National Social Security System, according to the accounting records and supporting schedules, amounted to $ 952,687, which were not yet due at that date.

Autonomous City of Buenos Aires, May 6, 2004

PRICE WATERHOUSE & Co.

(Partner)
Professional Registration of the Firm
CPCECABA T° 1 F° 1
Gabriel R. Martini
Public Accountant (UBA)
CPCE Cap. Fed. T° 201 F° 24

(Free translation of the report issued for Argentine purposes in accordance with local generally accepted accounting principles)

Report of the Syndics Committee

To the Shareholders and Directors of
BANCO HIPOTECARIO SOCIEDAD ANÓNIMA.
Reconquista 151
Autonomous City of Buenos Aires

1. In our capacity as Syndics of Banco Hipotecario Sociedad Anónima, we have performed a limited review of the Balance Sheet as of March 31, 2004, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement Sources and Application of Funds for the period of three months then ended, as well as complementary Notes 1 to 29, and Schedules A, B, C, D, E, F, G, H, I, J, K, L and N, which have been submitted by the Entity to our consideration. Furthermore, we have examined the consolidated financial statements of Banco Hipotecario Sociedad Anónima and its subsidiaries as of March 31, 2004, as well as consolidated Schedule B and Notes 1 to 5, which are presented as complementary information. Preparation and issuance of those documents are the responsibility of the Entity.

2. Our work was performed in accordance with standards applicable to syndics. These standards require syndics to review the documents detailed in section I. in accordance with auditing standards applicable in Argentina for limited reviews of financial statements for interim periods, and verify the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and evaluate the conformity of those decisions with the law and the by-laws insofar as concerns formal and documentary aspects.

   For purposes of our work involving the documents detailed in section 1., we reviewed the work performed by the External Auditor Price Waterhouse & Co. in accordance with prevailing auditing standards applicable for limited reviews of financial statements for interim periods, in conformity with professional accounting standards and the "Minimum Standards on External Audits" issued by the Argentine Central Bank. That review included verifying the planning of the work, as well as the nature, scope and timing of the procedures applied and the results of the limited review performed by that Accounting Firm. A limited review mainly consists in applying analytical procedures to the accounting information and making inquiries of the staff responsible for accounting and financial issues. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to issue an opinion on the financial statements taken as a whole. Therefore, we did not apply all necessary procedures to be able to issue an opinion on the financial statements mentioned in Section 1. The external auditors issued their report on May 6, 2004, with the contents of which we concur. It is not the responsibility of the Syndics Committee to perform any control over the management, so our review did not cover the business decisions and criteria regarding the different areas of the Entity, as such matters are the exclusive responsibility of the Board of Directors.

3. The March 31, 2003 balances stated in constant currency of February 28, 2003 that are disclosed in the financial statements have been presented for comparative purposes and examined by us, and we issued our limited review report on them on May 30, 2003 with an abstention of statement in view of the uncertain conditions prevailing at that date.

4. At the date of these financial statements, it is not possible to foresee the future development of the situations described in section 3 of the Limited Review Report issued by the External Auditor. The Entity has prepared the attached financial statements following accounting criteria applicable to a going concern, and disclosing assets and liabilities in accordance with the Argentine Central Bank regulations. Consequently, the Entity's financial statements should be read in the light of those uncertain circumstances.

5. The Entity has prepared these financial statements applying the valuation and disclosure criteria established by the regulations of the Argentine Central Bank in its capacity as Financial Institutions Control Authority, through the issue of Circular CONAU-1, complementary regulations and amendments. However, as mentioned in Note 9, those criteria for valuing certain assets and liabilities and the financial statement presentation criteria established by the Control Authority are not in accordance with the National Securities Commission regulations and professional accounting standards in effect in the Autonomous City of Buenos Aires.

6. On February 18, 2004, this Syndics Committee issued its report on the financial statements of Banco Hipotecario S.A. for the fiscal year ended December 31, 2003 with an abstention on opinion, in view of the situations described in sections 3. and 5., and the deviations from professional accounting standards mentioned in section 6. Within the scope of our work and based on the qualifications and exceptions mentioned in sections 4. and 5., we state that the March 31, 2004 financial statements of Banco Hipotecario S.A., prepared in accordance with Argentina Central Bank regulations and accounting standards in effect in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us, and have no further observations to make on them.

   In addition, we report that the attached financial statements stem from accounting records kept, in all formal respects, in conformity with legal regulations in force and those issued by the Argentine Central Bank. These financial statements have been prepared, in all material respects, in compliance with the provisions of Law 19550 and those issued by the Argentine Central Bank and the National Securities Commission.

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL CONSOLIDADO

Correspondiente al periodo económico finalizado el 31/03/2004
Comparativo con igual periodo del ejercicio anterior
En miles de pesos

	2004	2003
ACTIVO		
A Disponibilidades	**372.292**	**395.868**
Efectivo	48.219	49.483
Bancos y corresponsales	140.815	256.057
Otras	183.258	90.328
B Títulos Públicos y Privados (Nota 2.4.)	**456.799**	**1.186.264**
Tenencias en cuentas de inversión	144.736	1.032.699
Tenencias para operaciones de compra-venta o intermediación	104.681	3.838
Títulos públicos sin cotización	191.739	132.845
Inversión en títulos privados con cotización	26.828	32.571
Previsiones	(11.185)	(15.689)
C Préstamos (Anexo B y Nota 2.5.)	**2.448.635**	**2.680.201**
Al Sector Público no financiero	735.471	870.732
Al Sector Financiero	15.347	30.454
Al Sector Privado no financiero y residentes en el exterior	2.048.772	2.327.113
Adelantos	115.000	89.200
Hipotecarios	1.803.981	2.088.907
Cobros no aplicados	(11.269)	(16.192)
Personales	4.747	-
Otros	101.335	122.200
Intereses y diferencias de cotización devengados a cobrar	34.978	42.998
Previsiones	(350.955)	(548.098)
D Otros créditos por intermediación financiera (Anexo B y Nota 2.6.)	**3.976.326**	**3.175.392**
Banco Central de la República Argentina	3.324	2.012
Montos a cobrar por ventas contado a liquidar y a término	2.096	-
Especies a recibir por compras contado a liquidar y a término	602.269	-
Primas por opciones tomadas	8.986	-
Otros no comprendidos en las normas de clasificación de deudores	2.898.271	2.762.826
Otros comprendidos en las normas de clasificación de deudores	471.763	423.041
Intereses dev. a cobrar comp. en las normas de clasif. de deudores	24.497	15.512
Previsiones	(34.880)	(27.999)

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 06/05/2004
Price Waterhouse & Co.
(Socio)

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL CONSOLIDADO

Correspondiente al periodo económico finalizado el 31/03/2004
Comparativo con igual periodo del ejercicio anterior

En miles de pesos

		2004	2003
F	**Participaciones en otras sociedades (Nota 2.7.)**	2.775	3.250
	Otras	2.775	3.250
G	Créditos diversos (Anexo B y Nota 2.8.)	871.858	39.842
	Deudores por venta de bienes	657	-
	Otros	894.124	70.375
	Interesesdevengados a cobrar por deudores por venta de bienes	27	-
	Intereses devengados a cobrar	1.698	1.698
	Previsiones	(24.648)	(32.231)
H	**Bienes de uso (Nota 2.9.)**	92.810	100.831
I	**Bienes diversos (Nota 2.9.)**	27.743	35.741
J	**Bienes intangibles (Nota 2.11.)**	3.550	11.699
	Gastos de organización y desarrollo	3.550	11.699
K	**Partidas pendientes de imputación**	8.999	8.302
	TOTAL DE ACTIVO	8.261.787	7.637.390

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 06/05/2004
Price Waterhouse & Co.

(Socio)

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL CONSOLIDADO

Correspondiente al periodo económico finalizado el 31/03/2004
Comparativo con igual periodo del ejercicio anterior
En miles de pesos

	2004	2003
PASIVO		
M Depósitos (Nota 2.12.)	**124.074**	**112.389**
Sector Público no Financiero	16.453	14.358
Sector Financiero	7.791	7.231
Sector Privado no Financiero y Residentes en el exterior	99.830	90.800
Cuentas Corrientes	7.222	4.703
Caja de Ahorros	43.004	21.963
Plazo Fijo	15.249	12.070
Otros	33.645	40.959
Intereses y diferencias de cotización devengados a pagar	710	11.105
N Otras obligaciones por intermediación financiera (Nota 2.13.)	**6.047.914**	**6.156.151**
Banco Central de la República Argentina - Otros -	2.161.370	2.068.057
Redescuento para atender situaciones de iliquidez	-	47.845
Otros	2.161.370	2.020.212
Bancos y Organismos internacionales	362.135	467.535
Obligaciones negociables no subordinadas	2.703.959	2.674.808
Montos a pagar por compras contado a liquidar y a término	559.265	-
Especies a entregar por ventas contado a liquidar y a término	2.097	-
Primas por opciones lanzadas	79	-
Financiaciones recibidas de entidades financieras locales	157.991	246.220
Otras	42.338	320.441
Intereses y diferencias de cotización devengados a pagar	58.680	379.090
O Obligaciones Diversas	**67.213**	**49.013**
Honorarios	4.281	2.689
Otras	62.932	46.324
P Previsiones	**199.723**	**103.892**
R Partidas pendientes de imputación	**2.451**	**3.825**
TOTAL DE PASIVO	6.441.375	6.425.270
T Participación de terceros	38.967	36.280
PATRIMONIO NETO (Nota 2.19.)	1.781.445	1.175.840
TOTAL DE PASIVO MAS PATRIMONIO NETO	8.261.787	7.637.390

Las notas son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 06/05/2004
Price Waterhouse & Co.

(Socio)

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE RESULTADOS CONSOLIDADO

Correspondiente al período económico finalizado el 31/03/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

	2004	2003
A Ingresos Financieros	**270.495**	**129.944**
Intereses por disponibilidades	226	134
Intereses por préstamos al sector financiero	-	115
Intereses por adelantos	685	3.343
Intereses por préstamos hipotecarios	42.489	51.225
Intereses por otros préstamos	3.215	3.359
Intereses por otros créditos por intermediación financiera	9.620	9.450
Resultado neto de títulos públicos y privados	48.526	-
Resultado préstamos garantizados - Decreto 1387/01.	14.211	8.591
Ajuste por cláusula CER	13.455	24.633
Ajuste por cláusula CVS	38.558	15.575
Otros	99.510	13.519
B Egresos Financieros	**61.353**	**336.437**
Intereses por depósitos en cuentas corrientes	28	22
Intereses por depósitos en cajas de ahorros	263	81
Intereses por depósitos en plazo fijo	163	425
Intereses por financiaciones del sector financiero	2.185	14.327
Intereses por otras obligaciones por intermediación financiera	26.440	98.167
Otros intereses	11.919	14.353
Resultado neto de Títulos públicos y privados	-	63.357
Resultado neto por opciones	3.338	-
Ajuste por clúausula CER	13.970	33.276
Otros	3.047	112.429
MARGEN BRUTO DE INTERMEDIACION	209.142	(206.493)
C Cargo por incobrabilidad	**4.856**	**36.443**
D Ingresos por servicios	**16.505**	**17.971**
Vinculados con operaciones pasivas	822	889
Otros	15.683	17.082
E Egresos por servicios	**6.151**	**5.480**
Comisiones	2.940	2.422
Otros	3.211	3.058
F Resultado monetario por intermediación financiera	**-**	**(9.545)**

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 06/05/2004
Price Waterhouse & Co.

(Socio)

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE RESULTADOS CONSOLIDADO

Correspondiente al periodo económico finalizado el 31/03/2004
Comparativo con igual periodo del ejercicio anterior
En miles de pesos

	2004	2003
G Gastos de Administración	**48.276**	**26.008**
Gastos en personal	30.944	15.221
Honorarios a directores y síndicos	451	421
Otros honorarios	2.219	1.064
Propaganda y publicidad	360	63
Impuestos	3.081	1.818
Otros gastos operativos	10.251	6.968
Otros	970	453
H Resultado monetario por egresos operativos	**-**	**42**
RESULTADO NETO POR INTERMEDIACION FINANCIERA	**166.364**	**(265.956)**
I Participación de terceros	**(12.449)**	**2.382**
J Utilidades diversas	**24.055**	**24.252**
Resultado por participaciones permanentes	-	665
Intereses punitorios	2.202	3.909
Créditos recuperados y previsiones desafectadas	16.256	18.657
Ajuste cláusula CER	-	-
Otros	5.597	1.021
K Pérdidas diversas	**76.575**	**10.487**
Resultado por participaciones permanentes	-	-
Intereses punitorios y cargos a favor del BCRA	19	8
Cargos por incob. de cred. diversos y por otras prev.	11.725	7.407
Otros	64.831	3.072
L Resultado monetario por otras operaciones	**-**	**26**
RESULTADO NETO ANTES DEL IMPUESTO A LAS GANANCIAS	**101.395**	**(249.783)**
J Impuesto a las ganancias (Nota 2.17.)	775	-
RESULTADO NETO DEL PERIODO - GANANCIA - (PERDIDA)	**100.620**	**(249.783)**

Las notas son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación
con nuestro informe de fecha 06/05/2004
Price Waterhouse & Co.

(Socio)

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ESTADO DE ORIGEN Y APLICACION DE FONDOS CONSOLIDADO

Correspondiente al período económico finalizado el 31/03/2004
Comparativo con igual periodo del ejercicio anterior
En miles de pesos

	2004	2003
Variación de fondos		
Disponibilidades al inicio del ejercicio reexpresadas	414.275	122.855
Aumento (disminución) de los fondos	(41.983)	273.013
Disponibilidades al cierre del ejercicio	372.292	395.868
Causas de variación de los fondos		
Más:		
Ingresos financieros cobrados	230.739	98.585
Ingresos por servicios cobrados	16.609	19.129
Menos:		
Egresos financieros pagados	250.076	257.086
Egresos por servicios pagados	6.151	5.480
Gastos de administración pagados	42.581	24.149
Fondos originados (o aplicados) en las operaciones ordinarias	(51.460)	(169.001)
Otras causas de origen de fondos	479.891	978.119
Aumento neto de depósitos	4.922	-
Disminución neta de títulos públicos y privados	181.280	247.337
Disminución neta de préstamos	-	259.863
Disminución neta de otros activos	293.689	13.270
Disminución neta de Otros Créditos por Interm.financiera	-	441.492
Otros orígenes de fondos	-	16.157
Total de orígenes de fondos	**428.431**	809.118
Otras causas de aplicación de fondos	470.414	535.178
Aumento neto de préstamos	32.800	-
Aumento de otros créditos por intermediación financiera	112.846	-
Disminución neta de depósitos	-	8.039
Disminución neta de Otras obligaciones por intermediacion financiera	240.553	493.457
Disminución neta de otros pasivos	71.617	25.132
Resultado por exposición a la inflación	-	8.550
Otras aplicaciones de fondos	12.598	
Total de aplicaciones de fondos	**470.414**	535.178
Resultado monetario generado por disponibilidades	-	927
Disminución de los fondos	(41.983)	273.013

Las notas son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 06/05/2004
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

CUENTAS DE ORDEN CONSOLIDADO

Correspondiente al período económico finalizado el 31/03/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

	2004	2003
DEUDORAS	**12.618.030**	**7.900.503**
Contingentes	**9.234.773**	**4.296.571**
Créditos acordados	-	88.249
Garantías recibidas	1.936.623	2.260.400
Otras no comp. en las normas de clasif. de deudores	3.213.250	251.924
Cuentas contingentes deudoras por contra	4.084.900	1.695.998
De control	**3.031.129**	**3.603.932**
Créditos clasificados irrecuperables	877.093	646.575
Otras	2.153.666	2.957.357
Cuentas de control deudoras por contra	370	-
De derivados	**352.128**	**-**
Valor "nocional" de opciones por compra tomadas	351.751	-
Cuentas de derivados deudoras por contra	377	-
ACREEDORAS	**12.618.030**	**7.900.503**
Contingentes	**9.234.773**	**4.296.571**
Créditos acordados (saldos no utilizados) comp. en las normas de clasif. de deudores (Anexo B)	3.786	2.696
Garantías otorgadas al BCRA	506.456	786.865
Otras garantías otorgadas no comprendidas en las normas de clasificación de deudores	814.312	40.702
Cuentas contingentes acreedoras por contra	7.910.219	3.466.308
De control	**3.031.129**	**3.603.932**
Valores por acreditar	255	108
Otras	-	-
Cuentas de control acreedoras por contra	3.030.874	3.603.824
De Derivados	**352.128**	**-**
Valor "nocional" de opciones por compra lanzadas	377	-
Cuentas de derivados acreedoras por contra	351.751	-

Las notas son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 06/05/2004
Price Waterhouse & Co.

(Socio)

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ANEXO (B)

CLASIFICACION DE LAS FINANCIACIONES POR SITUACION Y GARANTIAS RECIBIDAS CONSOLIDADO

Correspondiente al periodo económico finalizado el 31/03/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

CARTERA COMERCIAL	2004	2003
En situación normal	**1.114.915**	**1.203.904**
Con garantías y contragarantías preferidas "B"	2.342	7.793
Sin garantías ni contragarantías preferidas	1.112.573	1.196.111
Con riesgo potencial	**1.457**	**381**
Con garantías y contragarantías preferidas "B"	1.457	381
Sin garantías ni contragarantías preferidas	-	-
Con problemas	**386**	**-**
Con garantías y contragarantías preferidas "B"	364	-
Sin garantías ni contragarantías preferidas	22	-
Con alto riesgo de insolvencia	**1.212**	**9.731**
Con garantías y contragarantías preferidas "B"	153	2.213
Sin garantías ni contragarantías preferidas	1.059	7.518
Irrecuperable	**9.838**	**50.479**
Con garantías y contragarantías preferidas "B"	685	10.037
Sin garantías ni contragarantías preferidas	9.153	40.442
Irrecuperable por disposición técnica	**766**	**-**
Con garantías y contragarantías preferidas "B"	-	-
Sin garantías ni contragarantías preferidas	766	-
TOTAL CARTERA COMERCIAL	1.128.574	1.264.495

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 06/05/2004
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (B)

Continuación

CLASIFICACION DE LAS FINANCIACIONES POR SITUACION Y GARANTIAS RECIBIDAS CONSOLIDADO

Correspondiente al periodo económico finalizado el 31/03/2004
Comparativo con igual periodo del ejercicio anterior
En miles de pesos

CARTERA DE CONSUMO Y VIVIENDA	2004	2003
Cumplimiento normal	**1.600.420**	**1.597.706**
Con garantías y contragarantías preferidas "B"	1.505.138	1.528.466
Sin garantías ni contragarantías preferidas	95.282	69.240
Cumplimiento inadecuado	**148.839**	**212.989**
Con garantías y contragarantías preferidas "B"	138.769	204.338
Sin garantías ni contragarantías preferidas	10.070	8.651
Cumplimiento deficiente	**80.033**	**139.473**
Con garantías y contragarantías preferidas "B"	74.026	133.841
Sin garantías ni contragarantías preferidas	6.007	5.632
De difícil recuperación	**117.422**	**165.893**
Con garantías y contragarantías preferidas "B"	104.600	156.388
Sin garantías ni contragarantías preferidas	12.822	9.505
Irrecuperable	**200.819**	**263.947**
Con garantías y contragarantías preferidas "B"	89.770	195.090
Sin garantías ni contragarantías preferidas	111.049	68.857
Irrercuperable por disposición Técnica	**24.213**	**25.045**
Con garantías y contragarantías preferidas "B"	19.319	21.853
Sin garantías ni contragarantías preferidas	4.894	3.192
TOTAL CARTERA DE CONSUMO Y VIVIENDA	2.171.746	2.405.053
TOTAL GENERAL	3.300.320	3.669.548

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 06/05/2004
Price Waterhouse & Co.

(Socio)

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

1. BASES DE CONSOLIDACION

Los presentes estados contables reflejan las operaciones consolidadas de Banco Hipotecario Sociedad Anónima y BACS Banco de Crédito y Securitización Sociedad Anónima correspondientes a los períodos económicos finalizados el 31 de marzo de 2004 y 2003, y de BHN Sociedad de Inversión Sociedad Anónima correspondientes a los períodos económicos finalizados el 30 de septiembre de 2003 y 31 de marzo de 2003.

No obstante mantener el Banco Hipotecario Sociedad Anónima el control accionario en BHN Inmobiliaria Sociedad Anónima y a partir del 3 octubre de 2000 en VR–Tasaciones y Certificaciones Sociedad Anónima, dichas participaciones no han sido consolidadas dado que la gerencia considera que para el primer caso su actividad no resulta homogénea ni complementaria con la del Banco y la segunda por ser poco significativa.

La participación de Banco Hipotecario Sociedad Anónima en las sociedades consolidadas y no consolidadas al 31 de marzo de 2004 es la siguiente:

- BACS Banco de Crédito y Securitización Sociedad Anónima: 43.750.000 de acciones escriturales ordinarias de $ 1 cada una con derecho a un voto por acción que representa el 70% del capital social.
- BHN Sociedad de Inversión Sociedad Anónima: 17.999.920 de acciones escriturales ordinarias de valor $1 cada una con derecho a un voto por acción que representan el 99,99% del capital social.
- BHN Inmobiliaria Sociedad Anónima: 1.899.880 de acciones escriturales ordinarias de valor $ 1 cada una con derecho a un voto por acción que representan 99,99% del capital social.
- VR – Tasaciones y Certificaciones Sociedad Anónima: 100.000 de acciones ordinarias de valor $ 1 cada una con derecho a un voto por acción que representan el 100% del capital social.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

El procedimiento para la incorporación de las cuentas correspondientes a las sociedades controladas y consolidadas BHN Sociedad de Inversión Sociedad Anónima - consolidada - y BACS Banco de Crédito y Securitización Sociedad Anónima fue el siguiente:

1.1. El estado contable del Banco ha sido preparado de acuerdo a normas de exposición y valuación de Banco Central de la República Argentina, incluyendo los saldos consolidados línea por línea del estado de situación patrimonial, estado de resultados, cuentas de orden, estado de origen y aplicación de fondos y anexo B.

1.2. Se eliminaron del estado de situación patrimonial, estado de resultados, cuentas de orden, de origen y aplicación de fondos y anexo B las partidas originadas en operaciones entre las sociedades, no trascendidas a terceros.

1.3. La porción del patrimonio neto de la sociedad controlada de propiedad de terceros, se expone en el estado de situación patrimonial consolidado en la línea "participación de terceros".

1.4. La porción del resultado de la sociedad controlada que corresponde a terceros, se expone en el estado de resultado consolidado en la línea "participación de terceros".

2. BASES DE PRESENTACION DE LOS ESTADOS CONTABLES CONSOLIDADOS

Los estados contables consolidados de Banco Hipotecario Sociedad Anónima han sido preparados de acuerdo a las disposiciones de la Comunicación "A" 2813 complementarias y modificatorias emitidas por el Banco Central de la República Argentina referidas al Régimen Informativo Contable para publicación trimestral/anual y con los lineamientos de la Resolución Técnica N° 8 de la Federación Argentina de Consejos Profesionales en Ciencias Económicas.

Los estados contables consolidados de BHN Sociedad de Inversión Sociedad Anónima y estados contables básicos de BACS Banco de Crédito y Securitización Sociedad Anónima han sido preparados teniendo en cuenta criterios similares a los aplicados por Banco Hipotecario Sociedad Anónima.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

A partir del 1 de enero de 2002, y como consecuencia de la aplicación de la Comunicación "A" 3702, basada en la derogación de toda norma legal y reglamentaria que impedía la reexpresión de saldos contables a moneda de cierre, el Banco ha reanudado la aplicación del Ajuste por Inflación, siguiendo el método de reexpresión establecido por la Resolución Técnica Nro. 6 de la Federación Argentina de Consejos Profesionales en Ciencias Económicas.

Con fecha 25 de marzo de 2003, el Poder Ejecutivo Nacional emitió el Decreto 664 que establece que los estados contables de ejercicios que cierran a partir de dicha fecha sean expresados en moneda nominal. En consecuencia, y de acuerdo con la Comunicación "A" 3921 del BCRA, se discontinuó la reexpresión de los estados contables a partir del 1 de marzo de 2003.

Los principales criterios de exposición y valuación seguidos para su preparación, se describen a continuación:

2.1. Activos y pasivos en moneda extranjera

Se han valuado al tipo de cambio de referencia del dólar estadounidense difundido por el BCRA o en el caso de tratarse de monedas distintas, se convirtieron a dólar estadounidense utilizando los tipos de pase comunicados por la mesa de operaciones del BCRA, vigentes al cierre de las operaciones del último día hábil de los períodos finalizados el 31 de marzo de 2004 y 2003.

2.2. Activos en oro y otros metales preciosos

Las tenencias de oro y plata han sido valuadas utilizando la última cotización cierre vendedor registrada en el mercado de Londres, en dólares estadounidenses, neto de los gastos directos de venta y convertidos a pesos al tipo de cambio de referencia del dólar estadounidense difundido por el BCRA vigente al cierre de las operaciones del último día hábil del período finalizado el 31 de marzo de 2004.

Atento lo dispuesto mediante Comunicación "A" 2290 del BCRA, las tenencias de plata han sido incluidas en el rubro Disponibilidades teniendo en cuenta que: i) cuentan con un valor de mercado que surge de cotizaciones diarias de transacciones relevantes y ii) son amonedados o conforman "barras de buena entrega" de acuerdo con la normativa contemplada por el Ente Rector.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

2.3. Devengamiento de intereses y ajustes de capital (CER y CVS)

El devengamiento de intereses para la totalidad de las operaciones activas y ciertas operaciones pasivas, en moneda nacional y en moneda extranjera y cuyo lapso de vigencia supere los noventa y dos días se ha efectuado siguiendo el método exponencial, interrumpiéndose el devengamiento de intereses para préstamos cuya mora supera los noventa días.

Los ajustes de capital por aplicación del CER fueron devengados de acuerdo con normas emitidas por el BCRA, interrumpiéndose el devengamiento mismo para préstamos cuya mora supera los noventa días.

2.4. Títulos públicos y privados

Con cotización - Del país y del exterior:

Los títulos clasificados en las cuentas de "Tenencias para operaciones de compra-venta o intermediación" e "Inversiones en títulos privados con cotización" se han valuado de acuerdo al valor de cotización al último día de operaciones del período y con la deducción de la previsión estimada, en caso de corresponder o a su valor residual técnico en los casos de los títulos privados que están autorizados a cotizar en euromercados y en la Bolsa de Comercio de Buenos Aires.

Los Bonos del Gobierno Nacional BODEN en US$ 2012 clasificados en las cuentas de "Tenencias en cuentas de inversión" se han incorporado por su valor técnico, con los considerandos establecidos en la Comunicación "A" 3785. Al fin de cada ejercicio se acrecientan en función de los intereses devengados según las condiciones de emisión. El nuevo saldo en moneda extranjera se convierte a pesos según el tipo de cambio de referencia publicado por el BCRA.

Los Bonos del Gobierno Nacional BODEN recibidos en dación en pago de titulares de préstamos hipotecarios han sido valuados a su poder cancelatorio de asistencias recibida del BCRA, esto es a $1.40 más CER.

Los títulos públicos nacionales originalmente emitidos en moneda extranjera y bajo legislación local, han sido pesificados a la relación $1,40 por dólar estadounidense, de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

Sin cotización - Del país:

Los títulos clasificados en las cuentas de "Títulos públicos sin cotización" se encuentran valuados al valor de costo más las rentas devengadas pendientes de cobro.

Se encuentran registrados "Bonos Garantizados" emitidos por el Fondo Fiduciario para el Desarrollo Provincial recibidos en el marco del Decreto N° 1579/02, Resolución 539/02 del Ministerio de Economía y normas complementarias. Los mismos han sido valuados a valor presente de acuerdo con los lineamientos expresados en la Comunicación "A" 3911, complementarias y modificatorias.

2.5. Préstamos

La cartera de préstamos en situación regular y cuya mora no supere los noventa días se encuentra valuada por los capitales efectivamente prestados, más los intereses capitalizados, netos de amortizaciones de capital percibidas y reconsideraciones de saldos de deuda, más ajustes (CER y CVS, en los casos que corresponda) e intereses devengados a cobrar y deducida la previsión estimada para cubrir riesgos de incobrabilidad.

Los préstamos garantizados se valuaron hasta el 28 de febrero de 2003 de acuerdo al origen de los mismos, como i) recibidos por el canje de títulos públicos nacionales, de acuerdo con lo establecido por el Decreto 1387/01, a la relación establecida por el Ministerio de Economía (valor nominal más intereses corridos al 6 de noviembre de 2001 menos cupones a cobrar hasta el 30 de noviembre de 2001), manteniendo al efecto el valor que dichos títulos públicos registraban en cuentas de inversión, ii) recibidos en canje por títulos públicos aceptados por cancelación de préstamos que se encontraban en situación irregular (Comunicación "A" 3398), a valor nominal menos previsión por riesgo de incobrabilidad o valor de cotización de los mismos, el mayor. La diferencia positiva entre el valor nominal de los préstamos recibidos y el valor que dichos títulos canjeados registraban en cuentas de inversión o valor contable según corresponda, se devenga en forma lineal durante la vida de los citados préstamos. Los préstamos garantizados originalmente emitidos en moneda extranjera y bajo legislación local, han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias, aplicándose sobre dicho monto el CER desde el 3 de febrero de 2002.

Según lo dispuesto por la Comunicación "A" 3911, complementarias y modificatorias del BCRA, los préstamos garantizados Decreto 1387/01 y otros préstamos del sector público se valúan a su valor presente (flujo de fondos según condiciones contractuales, descontados a las tasas de interés dispuestas por el BCRA) o a su valor técnico (importe, actualizado, de corresponder por CER, más intereses devengados según condiciones contractuales), el menor. Ese valor se lo compara con el valor teórico

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

(valor contable al 28 de febrero de 2003, neto de la cuenta regularizadora, más, si correspondiera ajuste por CER). Las diferencias que surjan de esta comparación se reflejan en una cuenta regularizadora del activo, si el resultado es positivo y si el mismo es negativo, se imputará a resultados. Dicho saldo se ajustará en función del importe que se determine al realizar el cálculo de las diferencias entre dichos conceptos, hasta agotarlo. Una vez agotado ese saldo, las diferencias que se registren posteriormente por la valuación, se imputarán a resultados.

Los préstamos garantizados incorporados con posterioridad al 28 de febrero de 2003 se valúan a su valor de costo acrecentado por los intereses devengados de acuerdo con su tasa interna de retorno.

Otros préstamos al sector público, no incluidos en el párrafo anterior, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias aplicándose el CER a partir del 3 de febrero de 2002 y estableciendo tasas máximas según lo dispuesto por Decreto 1579/02, en caso de haberse presentado dichos activos al canje provincial.

Los préstamos al sector privado no financiero, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,00 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias aplicándose el CER y CVS a partir del 3 de febrero de 2002 y estableciéndose tasas máximas de acuerdo al prestatario.

2.6. Otros créditos por intermediación financiera

Los créditos hipotecarios individuales cedidos en fideicomiso pendientes de titulización registrados en el presente rubro se han valuado y pesificado siguiendo el criterio expuesto en el punto 2.3. y 2.5.

El importe registrado en la cuenta "Otros no comprendidos en las normas de clasificación de deudores - Compensación a Recibir del Gobierno Nacional" incluye el equivalente en pesos a su valor técnico del derecho a recibir, de acuerdo con los artículos 28 y 29 del Decreto 905, hasta tanto el BCRA acredite el remanente de los BODEN 2012 en dólares estadounidenses solicitados en cumplimiento de dicha disposición.

El Banco ha efectuado una operación de recompra de sus obligaciones negociables mediante un acuerdo de financiación con DePfa. Dichos derechos han sido valuados a valor de mercado de las obligaciones negociables subyacentes al cierre del presente período.

Los derechos emergentes de la operación de total return swap que comprende acciones propias del Banco, han sido valuados al precio de mercado del subyacente al cierre del presente período.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

2.7. Participaciones en otras sociedades

Este rubro comprende las tenencias accionarias que el Banco mantiene en:

- BHN Inmobiliaria Sociedad Anónima, sociedad controlada con actividad no homogénea. Dicha participación se encuentra registrada a su valor patrimonial proporcional al 31 de marzo de 2003.

- Otras tenencias accionarias: Mercado Abierto Electrónico Sociedad Anónima, ACH Sociedad Anónima, VR-Tasaciones y Certificaciones Sociedad Anónima, Mortgage.com Inc. y VR-Particulares Sociedad Anónima. Dichas participaciones se encuentran registradas a su valor de costo o valor estimado de recupero, el menor.

2.8. Créditos Diversos

Los BODEN 2012 y Préstamos Garantizados del Gobierno Nacional depositados en garantía, se valúan siguiendo los criterios expuestos en el tercer párrafo del punto 2.4. y quinto párrafo del punto 2.5., respectivamente.

2.9. Bienes de uso y diversos

Estos bienes se encuentran registrados a su valor de costo reexpresados en moneda constante hasta el 28 de febrero de 2003, neto de las depreciaciones acumuladas calculadas por el método de línea recta en función de la vida útil estimada de los bienes. El costo de los bienes incorporados antes del 31 de diciembre de 1994 se encuentran reexpresados en moneda constante de esa fecha, en tanto que los movimientos posteriores a dicha fecha se encuentran valuados a moneda corriente del período al que corresponden.

El Banco registra en el rubro "Bienes Diversos – Bienes Tomados en Defensa del Crédito", unidades de vivienda ingresadas al patrimonio del Banco en concepto de cancelación de créditos hipotecarios. Los mismos se valúan a su valor de mercado o el valor del crédito neto de previsiones, el menor.

Los valores residuales de los bienes en su conjunto no exceden los valores de utilización económica, excepto por los bienes destinados a la venta, los cuales no superan su valor neto de realización.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

2.10. Primas por seguros sobre viviendas, de vida y de desempleo en operaciones de préstamos

La política del Banco es reconocer los ingresos por primas en oportunidad de producirse el devengamiento de la cuota del préstamo respectivo, excepto para aquellos préstamos cuya mora supere los noventa días, en tanto que los cargos por siniestros son imputados a resultados en el período en que éstos ocurren.

En los estados contables se refleja una reserva por miles de pesos 12.013 que se expone en el Patrimonio Neto en la columna Reservas de Utilidades – Otras y una reserva por la actividad de seguros por miles de pesos 9.427 y miles de pesos 9.943 al 31 de marzo de 2004 y 2003, respectivamente, expuesta en el rubro "Previsiones" del Pasivo.

2.11. Bienes intangibles

Corresponde a gastos de organización y desarrollo de sistemas del Banco Hipotecario SA y gastos de organización por constitución y puesta en marcha y software de computación de BHN Sociedad de Inversión SA y BACS Banco de Crédito y Securitización SA. Los mismos han sido reexpresados en moneda constante hasta el 28 de febrero de 2003, y se amortizan sobre base mensual y por el método de línea recta en función de la vida útil asignada.

2.12. Depósitos

Los depósitos se encuentran valuados a su valor de imposición, más ajustes (CER) e intereses devengados en caso de corresponder. La retribución fija de cada operación se devenga en forma exponencial, en tanto que la retribución variable se devenga aplicando la proporción de retribución pactada a la variación positiva en el precio del activo financiero o índice de activos financieros, operada entre el momento de concertación y el cierre de mes.

Los depósitos, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo a lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias, aplicándose el CER a partir del 3 de febrero de 2002.

2.13. Otras obligaciones por intermediación financiera

Las operaciones originalmente pactadas en moneda extranjera de opciones y futuros liquidadas y/o con acuerdo de liquidación escritos entre las partes con anterioridad a la vigencia de Decreto 992 se encuentran valuadas a los distintos tipos de cambio pactados en la liquidación de cada operación entre las partes. Las restantes operaciones no renegociadas a la fecha de vigencia del citado decreto han sido

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Citera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

pesificadas a la relación de cambio $ 1,40 por dólar estadounidense, encontrándose registradas como operaciones a la vista.

El Banco ha adquirido una opción de compra por miles de euros 100.000. La prima sobre dicho derecho ha sido valuada a precio de mercado al cierre del período.

2.14. Valuación de opciones

Las primas por opciones de compra lanzadas y tomadas se han devengado linealmente durante el plazo de duración del contrato.

2.15. Derecho de apreciación de acciones.

Al 31 de marzo de 2004, se constituyó una previsión de pasivo por miles de pesos 59.271 por la cláusula de Stock Appreciation Right ("StARS") comprendida en la emisión de la Facilidad Garantizada a Mediano Plazo.

2.16. Indemnizaciones por despido

El Banco no constituye previsiones para cubrir el riesgo de las indemnizaciones por despido del personal. Las erogaciones correspondientes a este concepto son cargadas a los resultados del ejercicio en que se producen.

2.17. Impuesto a las ganancias

De acuerdo a lo establecido en el artículo 28 de la Ley 24855, Banco Hipotecario Sociedad Anónima está alcanzado por el impuesto a las ganancias, excepto para todas las operaciones de crédito para la vivienda concretadas con anterioridad al 23 de Octubre de 1997, fecha de inscripción del estatuto en la Inspección General de Justicia.

El Banco reconoce, cuando corresponda, los cargos a resultados y registra una provisión en el pasivo por el impuesto determinado sobre sus operaciones imponibles en el ejercicio fiscal al que correspondan.

2.18. Impuesto a las ganancias mínimas presuntas

No obstante que el impuesto ingresado puede considerarse como un crédito fiscal a cuenta del impuesto a las ganancias por un período de hasta 10 años, el Banco ha imputado dicha erogación a resultados.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

2.19. Patrimonio neto

a. Capital social, reservas y ajuste de capital:

Los movimientos y saldos en cuentas del patrimonio neto anteriores al 31 de diciembre de 1994 han sido reexpresados en moneda de esa fecha, siguiendo el método expuesto en el tercer párrafo de la presente nota. Los movimientos posteriores a dicha fecha se encuentran expuestos en moneda corriente del ejercicio al que corresponden. Los saldos de cuentas del Patrimonio Neto al 31 de marzo de 2004 se encuentran reexpresados hasta el 28 de febrero de 2003. El ajuste derivado de la reexpresión del saldo de "Capital Social" fue imputado a "Ajustes al Patrimonio".

b. Resultados:

Se encuentran imputados los resultados devengados en el período, reexpresados en moneda de cierre, con independencia de que se haya efectivizado su cobro o pago. Los resultados monetarios por exposición a la inflación fueron determinados hasta el 28 de febrero de 2003 según se indica:

a) Resultado monetario por intermediación financiera: incluye el resultado por exposición a la inflación originado en activos y pasivos relacionados con el ejercicio de la actividad de intermediación habitual entre la oferta y la demanda de recursos financieros.

b) Resultado monetario vinculado con egresos operativos: incluye el resultado por exposición a la inflación originado en activos y pasivos monetarios en pesos, relacionados con gastos de administración.

c) Resultado monetario por otras operaciones: Incluye el resultado por exposición a la inflación originado en activos y pasivos que no están relacionados con la intermediación financiera.

La preparación de estados contables requiere por parte del Directorio del Banco la realización de estimaciones que afectan activos y pasivos, resultados del período y la determinación de activos y pasivos contingentes a la fecha de los mismos. Dado que dichas estimaciones involucran juicios de valor respecto de la probabilidad de ocurrencia de hechos futuros, los resultados reales pueden diferir de los estimados pudiendo ocasionar pérdidas o ganancias que afecten los períodos subsecuentes. Por otra parte se han considerado todas las disposiciones legales y reglamentarias vigentes hasta la fecha de presentación.

La información de los estados contables del período anterior, que se presenta a fines comparativos, incluye ciertas reclasificaciones y ajustes que contemplan aspectos específicos de exposición a los efectos de presentarla sobre bases uniformes con las del presente período.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

3. DIFERENCIAS ENTRE NORMAS DEL BCRA Y NORMAS CONTABLES PROFESIONALES

Las principales diferencias entre las normas del BCRA y las normas contables profesionales, considerando lo expuesto en la primera parte de la Nota 8 del cuerpo básico, se detallan a continuación:

3.1. Criterios de valuación

a) Compensación a recibir, según artículos 28 y 29 del Decreto 905/02 y títulos en cuentas de inversión

Al 31 de marzo de 2004 y 2003, el Banco mantiene contabilizado en los rubros "Títulos Públicos – Tenencias en cuentas de inversión", "Otros Créditos por Intermediación Financiera – Otros no comprendidos en las normas de clasificación de deudores" y Créditos Diversos – Otros" los títulos públicos recibidos y a recibir, respectivamente, originados en la compensación establecida por los artículos 28 y 29 del Decreto 905/02.

Adicionalmente, existen BODEN 2012 recibidos como cancelación de préstamos hipotecarios, mantenidos en cuentas de inversión.

De acuerdo con las normas contables profesionales vigentes, los activos mencionados precedentemente deben valuarse a su valor corriente.

A la fecha de aprobación de estos estados contables, el volumen negociado de estos activos no ha sido significativo. Por lo tanto, los valores de mercado conocidos pueden no ser representativos del valor efectivo al cual los mencionados activos se realicen.

b) Previsiones Sector Público No Financiero

La normativa vigente respecto a previsionamiento emanada del BCRA determina que las acreencias con el Sector Público no se encuentren sujetas a previsiones por riesgo de incobrabilidad. De acuerdo con normas contables profesionales dichas previsiones deben estimarse en función al riesgo de recuperabilidad de los activos.

c) Contabilización del impuesto a las ganancias por el método del impuesto diferido

El Banco determina el impuesto a las ganancias aplicando la tasa vigente sobre la utilidad impositiva estimada, sin considerar el efecto de las diferencias temporarias entre el resultado

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

contable y el impositivo. De acuerdo con las normas contables profesionales, el reconocimiento del impuesto a las ganancias debe efectuarse por el método del impuesto diferido.

d) Valuación de opciones

El Banco valúa las primas por opciones de compra lanzadas y tomadas en base al devengamiento lineal. Este criterio difiere de las normas contables profesionales, las que determinan que las mismas deben valuarse a su valor de mercado.

e) Valor actual neto de préstamos garantizados, títulos públicos y otros similares

Por resolución N° 87/03, el CPCECABA suspendió la aplicación del criterio de medición al valor actual, mediante la aplicación de una tasa de interés relevante de mercado, en base a futuros ingresos o egresos de fondos de préstamos, inversiones y otras cuentas por cobrar o pagar generadas por la actividad específica de las entidades financieras. Dicho criterio difiere con lo dispuesto por la Comunicación "A" 3911.

f) Valuación a valor patrimonial proporcional

La RT 21 establece para el cálculo del valor patrimonial proporcional, que las fechas de cierre de los ejercicios económicos deben ser coincidentes para la inversora como así también para las emisoras, este criterio difiere de lo dispuesto por el BCRA. Adicionalmente deberá considerarse igual criterio de valuación de acuerdo con normas contables profesionales para todas las subsidiarias.

g) Reexpresión a moneda constante

Los estados contables al 31 de marzo de 2003 reconocen los efectos de las variaciones en el poder adquisitivo de la moneda hasta el 28 de febrero de 2003, siguiendo el método de reexpresión establecido por la RT N° 6 (modificada por la RT N° 19) de la FACPCE. De acuerdo con lo dispuesto por el Decreto 664/03 del Poder Ejecutivo, la Comunicación "A" 3921 del BCRA y la Resolución 441 de la CNV, el Banco discontinuó la aplicación de dicho método y, por lo tanto, no reconoció contablemente los efectos de las variaciones en el poder adquisitivo de la moneda originados a partir del 1 de marzo de 2003.

De acuerdo con lo dispuesto por la Resolución MD 10 y 41/2003 del CPCECABA, las normas contables profesionales mantuvieron vigente la aplicación de este método hasta los ejercicios cerrados al 30 de septiembre de 2003.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

No obstante, dado que la variación del IPIM por el período marzo/septiembre de 2003 fue de 2,1% (negativa), los efectos de no haber reconocido dichas variaciones no han sido significativos en relación con los presentes estados contables.

3.2. Aspectos de exposición

a) Estados contables comparativos

De acuerdo con normas contables profesionales, el Banco debería presentar la información comparativa del estado de situación patrimonial con la correspondiente al mismo estado a la fecha de cierre del ejercicio completo precedente, en este caso, el 31 de diciembre de 2003.

b) Estado de origen y aplicación de fondos, Resultado por acción y Segmento de negocio

El criterio establecido por la RT 19, para la exposición de estos conceptos, difiere de lo que se establece la CONAU 1 del BCRA.

4. BIENES DE DISPONIBILIDAD RESTRINGIDA DE SOCIEDADES VINCULADAS

Al 30 de septiembre de 2003, BHN Sociedad de Inversión Sociedad Anónima no cuenta con bienes de disponibilidad restringida.

BACS Banco de Crédito y Securitización SA esta alcanzado por las disposiciones del Decreto 905/02 que dispuso que el BCRA otorgará financiación a las entidades financieras para la suscripción de Bonos del Estado Nacional (BODEN 2012 en dólares estadounidenses) destinados a cubrir la posición neta negativa en moneda extranjera, requiriendo al efecto activos en garantía sobre dicha financiación. A la fecha de los presentes estados contables, no se han individualizado los activos que el banco ofrecerá al Ente Rector.

De los BODEN 2012 acreditados por el BCRA por la compensación prevista en los artículos 28 y 29 del Decreto 905/02, al 31 de marzo de 2004 BACS Banco de Crédito y Securitización SA mantiene indisponibles, depositados en CRYL miles de US$ 11.965.

Como consecuencia de la línea de financiamiento con International Finance Corporation (IFC), BACS Banco de Crédito y Securitización SA mantiene afectados en garantía los certificados de participación del Fideicomiso Financiero BACS II y del fideicomiso BACS Funding I Mortgage Trust.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

5. MORTGAGE SYSTEMS INTERNATIONAL LLC ("MSI")

Atento a la participación accionaria que posee BHN Sociedad de Inversión SA en Mortgage Systems International LLC ("MSI"), y en razón de los inconvenientes que pueden derivarse de seguir manteniendo una participación accionaria mayor al 12,5% en una sociedad que actualmente no presta servicios complementarios a la actividad específica del Banco, el Directorio resolvió mediante acta N° 135 del 3 de diciembre de 2003, que: i) se refleje adecuadamente la situación emergente de la tenencia accionaria en MSI en nota a los estados contables consolidados; ii) se considere el exceso de la participación que en el capital accionario de MSI posee BHN Sociedad de Inversión SA, como mayor exigencia en la determinación del capital mínimo consolidado según lo establecen las normas aplicables; y, iii) se realicen las presentaciones que correspondan ante el BCRA proponiendo el debido encuadramiento.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL

Correspondiente al período económico finalizado el 31/03/2004
Comparativo con igual periodo del ejercicio anterior
En miles de pesos

ACTIVO	2004	2003
A Disponibilidades	**347.984**	**374.125**
Efectivo	29.092	38.546
Bancos y corresponsales	135.634	245.251
Otras (Nota 8.2.)	183.258	90.328
B Títulos Públicos y Privados (Anexo A y Nota 8.4.)	**394.685**	**1.125.847**
Tenencias en cuentas de inversión	110.310	996.415
Tenencias para operaciones de compra-venta o intermediación	91.150	3.838
Títulos públicos sin cotización	191.739	114.573
Inversiones en títulos privados con cotización	1.486	11.021
C Préstamos (Anexos B, C y D y Notas 8.3., 8.5.)	**2.397.657**	**2.651.551**
Al sector público no financiero	735.471	870.732
Al sector financiero	206	4.778
Al sector privado no financiero y residentes en el exterior	2.012.573	2.324.109
Adelantos	115.000	89.200
Hipotecarios	1.803.981	2.088.907
Personales	4.747	-
Cobros no aplicados	(11.269)	(16.192)
Otros	65.999	119.237
Intereses y diferencias de cotización devengados a cobrar	34.115	42.957
Previsiones (Anexo J y Notas 9 y 10)	(350.593)	(548.068)
D Otros créditos por intermediación financiera (Anexos B, C y D y Notas 8.3. y 8.6.)	**3.893.719**	**3.068.318**
Banco Central de la República Argentina	3.324	2.012
Montos a cobrar por ventas contado a liquidar y a término	2.096	-
Especies a recibir por compras contado a liquidar y a término	602.269	-
Primas por opciones tomadas	8.986	-
Otros no comprendidos en las normas de clasificación de deudores (Nota 14)	2.830.459	2.689.177
Otros comprendidos en las normas de clasificación de deudores (Notas 14 y 15)	457.023	389.883
Intereses deveng. a cobrar comprendidos en las normas de clasif. de deudores (Nota 15)	24.442	15.245
Previsiones (Anexo J)	(34.880)	(27.999)

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 06/05/2004
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL

Correspondiente al periodo económico finalizado el 31/03/2004
Comparativo con igual periodo del ejercicio anterior
En miles de pesos

		2004	2003
F	**Participaciones en otras sociedades (Anexo E y Notas 8.7. y 28)**	**116.649**	**109.061**
	En entidades financieras	75.953	74.547
	Otras	40.696	34.514
G	**Créditos diversos (Nota 8.8.)**	**860.444**	**33.630**
	Deudores por venta de bienes (Anexos B y C)	657	-
	Otros (Nota 16)	882.710	64.163
	Intereses deveng. a cobrar por deudores por venta de bienes (Anexos B y C)	27	-
	Otros intereses devengados a cobrar	1.698	1.698
	Previsiones (Anexo J)	(24.648)	(32.231)
H	**Bienes de uso (Anexo F y Nota 8.9.)**	**92.597**	**99.025**
I	**Bienes diversos (Anexo F y Nota 8.9.)**	**27.743**	**35.741**
J	**Bienes intangibles (Anexo G y Nota 8.11.)**	**2.935**	**4.800**
	Gastos de organización y desarrollo	2.935	4.800
K	**Partidas pendientes de imputación**	**8.999**	**8.302**
	TOTAL DE ACTIVO	**8.143.412**	**7.510.400**

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 06/05/2004
PriceWaterHouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL

Correspondiente al periodo económico finalizado el 31/03/2004
Comparativo con igual periodo del ejercicio anterior
En miles de pesos

		2004	2003
	PASIVO		
L	**Depósitos (Anexos H e I y Notas 8.3.,8.12. y 27)**	127.926	114.827
	Sector Público no Financiero	16.453	14.358
	Sector Financiero	7.791	7.231
	Sector Privado no Financiero y Residentes en el exterior	103.682	93.238
	Cuentas corrientes	11.074	7.141
	Cajas de Ahorro	43.004	21.963
	Plazo Fijo	15.249	12.070
	Otros	33.645	40.959
	Intereses y diferencias de cotización devengados a pagar	710	11.105
M	**Otras obligaciones por intermediación financiera (Anexo I y Notas 8.3.,8.13. y 8.14.)**	5.977.221	6.067.767
	Banco Central de la República Argentina	2.133.934	2.039.643
	Redescuento para atender situaciones de iliquidez	-	47.845
	Otros	2.133.934	1.991.798
	Bancos y Organismos internacionales	318.942	407.659
	Obligaciones negociables no subordinadas (Nota 17)	2.703.959	2.674.808
	Montos a pagar por compras contado a liquidar y a término	559.265	-
	Especies a entregar por ventas contado a liquidar y a término	2.097	-
	Primas por opciones lanzadas	79	-
	Financiaciones recibidas de entidades financieras locales	157.991	246.220
	Otras (Nota 18)	42.338	320.441
	Intereses y diferencias de cotización devengados a pagar	58.616	378.996
N	**Obligaciones Diversas**	54.646	44.249
	Honorarios	4.251	2.644
	Otras (Nota 20)	50.395	41.605
O	**Previsiones (Anexo J y Nota 8.10.)**	199.723	103.892
Q	**Partidas pendientes de imputación**	2.451	3.825
	TOTAL DE PASIVO	6.361.967	6.334.560
	PATRIMONIO NETO (según estado respectivo) (Nota 8.19.)	1.781.445	1.175.840
	TOTAL DE PASIVO MAS PATRIMONIO NETO	8.143.412	7.510.400

Las notas y anexos son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 06/05/2004
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE RESULTADOS

Correspondiente al periodo económico finalizado el 31/03/2004
Comparativo con igual periodo del ejercicio anterior
En miles de pesos

		2004	2003
A	**Ingresos Financieros**	**229.531**	**128.551**
	Intereses por disponibilidades	218	119
	Intereses por préstamos al sector financiero	-	-
	Intereses por adelantos	685	3.343
	Intereses por préstamos hipotecarios	42.489	51.225
	Intereses por otros préstamos	2.581	3.318
	Intereses por otros créditos por intermediación financiera	9.357	9.142
	Resultado neto de títulos públicos y privados	43.550	-
	Resultado por préstamos garantizados - Decreto 1387/01	14.211	8.591
	Ajuste por cláusula CER	13.182	23.788
	Ajuste por cláusula CVS	38.558	15.575
	Otros (Nota 21)	64.700	13.450
B	**Egresos Financieros**	**58.315**	**328.697**
	Intereses por depósitos en cuentas corrientes	28	22
	Intereses por depósitos en cajas de ahorro	263	81
	Intereses por depósitos a plazo fijo	163	425
	Intereses por financiaciones del sector financiero	2.185	14.327
	Intereses por otras obligaciones por intermediación financiera	26.015	97.969
	Otros intereses	11.788	14.215
	Resultado neto por opciones	3.338	
	Resultado neto de títulos públicos y privados	-	61.252
	Ajuste por cláusula CER	13.772	32.792
	Otros (Nota 21)	763	107.614
	MARGEN BRUTO DE INTERMEDIACION	**171.216**	**(200.146)**
C	**Cargo por incobrabilidad**	**4.752**	**36.413**
D	**Ingresos por servicios**	**16.544**	**17.993**
	Vinculados con operaciones pasivas	822	875
	Otros (Nota 22)	15.722	17.118
E	**Egresos por servicios**	**6.097**	**5.423**
	Comisiones	2.937	2.422
	Otros (Nota 23)	3.160	3.001
F	**Resultado monetario por intermediación financiera**	**-**	**(9.314)**

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 06/05/2004
Price Waterhouse & Co.

(Socio)

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE RESULTADOS

Correspondiente al período económico finalizado el 31/03/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

		2004	2003
G	**Gastos de Administración**	**22.669**	**23.696**
	Gastos en personal	12.487	13.301
	Honorarios a directores y síndicos	399	371
	Otros honorarios	838	1.024
	Propaganda y publicidad	240	63
	Impuestos	2.689	1.768
	Otros gastos operativos (Nota 24)	5.355	6.713
	Otros	661	456
H	**Resultado monetario por egresos operativos**	**-**	**41**
	RESULTADO NETO POR INTERMEDIACION FINANCIERA	**154.242**	**(256.958)**
I	**Utilidades diversas**	**19.819**	**23.569**
	Resultado por participaciones permanentes	1.755	-
	Intereses punitorios	2.202	3.909
	Créditos recuperados y previsiones desafectadas	10.299	18.657
	Ajuste cláusula CER	-	-
	Otros (Nota 25)	5.563	1.003
J	**Pérdidas diversas**	**73.441**	**16.418**
	Resultado por participaciones permanentes	-	5.936
	Intereses punitorios y cargos a favor del BCRA	14	4
	Cargo por incob. de créditos diversos y otras previsiones	11.725	7.407
	Otros (Nota 26)	61.702	3.071
K	**Resultado monetario por otras operaciones**	**-**	**24**
	RESULTADO NETO ANTES DEL IMPUESTO A LAS GANANCIAS	**100.620**	**(249.783)**
	RESULTADO NETO DEL PERIODO - (PERDIDA) - GANANCIA	**100.620**	**(249.783)**

Las notas y anexos son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 06/05/2004
Price Waterhouse & Co.
(Socio)

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE EVOLUCION DEL PATRIMONIO NETO

Correspondiente al período económico finalizado el 31/03/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

Movimientos	Capital Social	Aportes no Capitalizados		Ajustes al Patrimonio	Reserva de Utilidades		Resultados no asignados	Total del periodo 31/03/2004	Total del periodo 31/03/2003
		Primas de emisión de acciones	Aportes Irrevocables p/futuros aumentos de capital		Legal	Otras			
1. Saldos al comienzo del ejercicio	1.500.000	-	1	1.797.623	1.022.078	169.608	(2.808.485)	1.680.825	1.425.623
2. Subtotal	1.500.000	-	1	1.797.623	1.022.078	169.608	(2.808.485)	1.680.825	1.425.623
3. Resultado neto del período							100.620	100.620	(249.783)
4. Saldos al cierre del período	**1.500.000**	**-**	**1**	**1.797.623**	**1.022.078**	**169.608**	**(2.707.865)**	**1.781.445**	**1.175.840**

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Firmado a los efectos de su identificación con nuestro informe de fecha 06/05/2004
Price Waterhouse & Co.

(Socio)

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE ORIGEN Y APLICACION DE FONDOS

Correspondiente al período económico finalizado el 31/03/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

	2004	2003
Variación de fondos		
Disponibilidades al inicio del período	379.002	105.974
Aumento (disminución) de los fondos	(31.018)	268.151
Disponibilidades al cierre del período	347.984	374.125
Causas de variación de los fondos en moneda homogénea		
Más:		
Ingresos financieros cobrados	189.775	97.192
Ingresos por servicios cobrados	16.648	19.151
Menos:		
Egresos financieros pagados	247.038	249.346
Egresos por servicios pagados	6.097	5.423
Gastos de administración pagados	16.974	21.837
Fondos originados en las operaciones ordinarias	(63.686)	(160.263)
Otras causas de origen de fondos	479.225	989.576
Aumento neto de depósitos	4.992	-
Disminución neta de titulos Publicos y privados	182.409	216.608
Disminución neta de préstamos	-	284.242
Disminución neta de Otros Creditos por Intermediación financiera	-	464.734
Disminución neta de otros activos	291.824	16.832
Otros orígenes de fondos	-	7.160
Total de orígenes de fondos	**415.539**	**829.313**
Otras causas de aplicación de fondos	446.557	560.284
Aumento neto de préstamos	16.811	
Aumento neto de otros créditos por intermediación financiera	126.321	-
Disminución neta de depósitos	-	18.082
Disminución neta de otras obligaciones por intermediación financiera	224.242	510.355
Disminución neta de otros pasivos	78.707	23.476
Resultado monetario por exposición a la inflación	-	8.371
Otras aplicaciones de fondos	476	-
Total de aplicaciones de fondos	**446.557**	**560.284**
Resultado Monetario generado por disponibilidades	-	878
Aumento (disminución) de los fondos	(31.018)	268.151

Las notas y anexos son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 06/05/2004
Price Waterhouse & Co.
(Socio)

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

CUENTAS DE ORDEN

Correspondiente al periodo económico finalizado el 31/03/2004
Comparativo con igual periodo del ejercicio anterior
En miles de pesos

	2004	2003
DEUDORAS	**12.589.696**	**7.771.552**
Contingentes	**9.206.439**	**4.167.620**
Garantías recibidas	1.936.623	2.257.094
Otras no comp. en las normas de clasif. de deudores	3.213.250	251.924
Cuentas contingentes deudoras por contra	4.056.566	1.658.602
De control	**3.031.129**	**3.603.932**
Créditos clasificados irrecuperables	877.093	646.575
Otras	2.153.666	2.957.357
Cuentas de control deudoras por contra	370	-
De derivados	**352.128**	**-**
Valor "nocional" de opciones de compra tomadas	351.751	-
Cuentas de derivados deudoras por contra	377	-
ACREEDORAS	**12.589.696**	**7.771.552**
Contingentes	**9.206.439**	**4.167.620**
Créditos acordados (saldos no utilizados) comp. en las normas de clasif. de deudores (Anexos B, C y D)	3.786	2.696
Garantías otorgadas al BCRA	506.456	786.865
Otras garantías no comp. en las normas de clasif. de deudores	785.978	-
Cuentas contingentes acreedoras por contra	7.910.219	3.378.059
De control	**3.031.129**	**3.603.932**
Valores por acreditar	255	108
Otras	-	-
Cuentas de control acreedoras por contra	3.030.874	3.603.824
De Derivados	**352.128**	**-**
Valor "nocional" de opciones por compra lanzadas	377	-
Cuentas de derivados acreedoras por contra	351.751	-

Las notas y anexos son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 06/05/2004
Price Waterhouse & Co.

(Socio)

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

BANCO HIPOTECARIO

ANEXO (A)

DETALLE DE TITULOS PUBLICOS Y PRIVADOS

Correspondiente al período económico finalizado el 31/03/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

Denominación	Identificación	Tenencia			Posición sin opciones	Opciones	Posición final
		Valor de mercado	Saldo según libros 31/03/2004	Saldo según libros 31/03/2003			
TITULOS PUBLICOS CON COTIZACION							
- Tenencias en cuentas de inversión							
Del País		89.831	110.310	996.415	110.310	-	110.310
En moneda extranjera		89.831	110.310	996.415	110.310	-	110.310
Boden 2012 - Bono Compensación	ARR6123=BA	34.945	51.829	907.430	51.829		51.829
Boden 2012 - Cancelación prestamos		54.886	58.481	88.985	58.481		58.481
Subtotal en cuentas de inversión		89.831	110.310	996.415	110.310	-	110.310
- Tenencias para operaciones de compra-venta o intermediación							
Del País		91.150	91.150	3.838	89.053	-	89.053
En pesos		42.936	42.936	3.838	40.839	-	40.839
Bocon Previsional Dólar	PRE IV	119	119	41	119	-	119
Bocon Previsional Pesos	PRE III	47	47	3	47	-	47
Bocon Proveedores Pesos	PRO I	252	252	232	252	-	252
Bonos del Tesoro mediano plazo 8.75% - 2002	BONTE 09/05/02	-	-	4	-	-	-
Bonos del Gobierno Nacional en pesos 2 % - 2007	BODEN 2007	10.970	10.970	692	10.970	-	10.970
Bonos del Gobierno Nacional en pesos 2 % - 2008	BODEN 2008	7.042	7.042	-	4.945	-	4.945
Bocon Proveedores Dólar	PRE VIII	6.900	6.900	-	6.900	-	6.900

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

Firmado a los efectos de su identificación con nuestro informe de fecha 06/05/2004
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U B A)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (A) Continuación

DETALLE DE TITULOS PUBLICOS Y PRIVADOS

Correspondiente al período económico finalizado el 31/03/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

Denominación	Identificación	Tenencia: Valor de mercado	Tenencia: Saldo según libros 31/03/2004	Tenencia: Saldo según libros 31/03/2003	Posición sin opciones	Opciones	Posición final
Bocon Proveedores Pesos	PRO V	451	451	442	451	-	451
Bocon Previsional Dólar	PRE VI	260	260	180	260	-	260
Bocon Proveedores pesos	PRO IX	327	327	384	327	-	327
Bocon Proveedores Dólar	PRO IV	493	493	403	493	-	493
Bonos del Tesoro mediano plazo 12.125% -2005	ARTY05FD3=ME	152	152	244	152	-	152
Bonos del Tesoro mediano plazo 11.25% -2004	ARTY04FD3=ME	142	142	214	142	-	142
Bonos del Tesoro mediano plazo 8.755% -2002	ARTY02FD3=ME	297	297	250	297	-	297
Otros		1.002	1.002	749	1002	-	1.002
Letras del Banco Central Republica Argenticna	ARVEY43=BA	14.482	14.482	-	14.482	-	14.482
En moneda extranjera		48.214	48.214	-	48.214	-	48.214
Letras Externas de la República Argentina		33.247	33.247	-	33.247	-	33.247
BODEN 2012		14.967	14.967	-	14.967	-	14.967
Subtotal en compra-venta o intermediación		91.150	91.150	3.838	89.053	-	89.053
TOTAL DE TITULOS PUBLICOS CON COTIZACION		180.981	201.460	1.000.253	199.363	-	199.363
TITULOS PUBLICOS SIN COTIZACION							
Del País		-	191.739	114.573	191.739	-	191.739
En pesos		-	191.739	73.475	191.739	-	191.739
Bonos Nacionales y Provinciales		-	-	5.503	-	-	-
Bonos Garantizados del Gobierno Nacional		-	159.593	-	159.593		159.593
Bonos del Gobieno Nacional 9 %	ARB6A2FC3=BA	-	30.313	19.450	30.313	-	30.313
Certificado de Crédito Fiscal		-	1.833	5.503	1.833	-	1.833
Letras del Banco Central Republica Argenticna	ARVEY43=BA	-	-	43.019	-	-	-
En moneda extranjera		-	-	41.098	-	-	-
Bonos del Gobieno Nacional 9 %	ARARGE033233		-	-	-		-
Letras Externas de la República Argentina		-	-	41.098	-	-	-
Certificado de Crédito Fiscal			-	-	-	-	-
TOTAL DE TITULOS PUBLICOS SIN COTIZACION		-	191.739	114.573	191.739	-	191.739
INVERSIONES EN TITULOS PRIVADOS CON COTIZACION							
- Otros representativos de capital							
Del País		1.486	1.486	11.021	-	-	-
En pesos		1.486	1.486	11.021	-	-	-
Banco Hipotecario "D" Escritural	ARBHIPO 10161	-	-	2.087	-	-	-
Banco Hipotecario - Opciones.	ARBHI 10100194	-	-	30	-	-	-
Aluar S.A.		-	-	604	-	-	-
Solvay Indupa S.A.I.C.		-	-	1.926	-	-	-
Molino Rio de la Plata		-	-	3.145	-	-	-
Perez Companc SA		-	-	3.229	-	-	-
Titulo de Deuda Fid. Tarjeta Shopping - 5ta. Serie		580	580	-	-	-	-
Fondos Comunes de Inversión		906	906	-	-		-
TOTAL DE INVERSIONES EN TITULOS PRIVADOS CON COTIZACION		1.486	1.486	11.021	-	-	-
TOTAL		182.467	394.685	1.125.847	391.102	-	391.102

Guillermo C. Martinz
Gerente de Contaduría

Hugo L. Chiesa
SubGerente General

Clarisa D. Lifsic
Presidente

Ricardo Flammini
Por Comisión

Firmado a los efectos de su identificación con nuestro informe de fecha 06/05/2004
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini

BANCO HIPOTECARIO

ANEXO (B)

CLASIFICACION DE LAS FINANCIACIONES POR SITUACION Y GARANTIAS RECIBIDAS

Correspondiente al periodo económico finalizado el 31/03/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

CARTERA COMERCIAL	2004	2003
En situación normal	**1.048.780**	**1.145.105**
Con garantías y contragarantías preferidas "B"	2.342	7.793
Sin garantías ni contragarantías preferidas	1.046.438	1.137.312
Con riesgo potencial	**1.457**	**381**
Con garantías y contragarantías preferidas "B"	1.457	381
Sin garantías ni contragarantías preferidas	-	-
Con problemas	**386**	-
Con garantías y contragarantías preferidas "B"	364	-
Sin garantías ni contragarantías preferidas	22	-
Con alto riesgo de insolvencia	**1.212**	**9.731**
Con garantías y contragarantías preferidas "B"	153	2.213
Sin garantías ni contragarantías preferidas	1.059	7.518
Irrecuperable	**9.838**	**50.479**
Con garantías y contragarantías preferidas "B"	685	10.037
Sin garantías ni contragarantías preferidas	9.153	40.442
Irrecuperable por disposición técnica	**766**	-
Con garantías y contragarantías preferidas "B"	-	-
Sin garantías ni contragarantías preferidas	766	-
TOTAL CARTERA COMERCIAL	1.062.439	1.205.696

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 06/05/2004
Price Waterhouse & Co.
(Socio)

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (B)

Continuación

CLASIFICACION DE LAS FINANCIACIONES POR SITUACION Y GARANTIAS RECIBIDAS

Correspondiente al periodo económico finalizado el 31/03/2004
Comparativo con igual periodo del ejercicio anterior
En miles de pesos

CARTERA DE CONSUMO Y VIVIENDA	2004	2003
Cumplimiento normal	**1.600.420**	**1.594.400**
Con garantías y contragarantías preferidas "B"	1.505.138	1.525.160
Sin garantías ni contragarantías preferidas	95.282	69.240
Cumplimiento inadecuado	**148.839**	**212.989**
Con garantías y contragarantías preferidas "B"	138.769	204.338
Sin garantías ni contragarantías preferidas	10.070	8.651
Cumplimiento deficiente	**80.033**	**139.473**
Con garantías y contragarantías preferidas "B"	74.026	133.841
Sin garantías ni contragarantías preferidas	6.007	5.632
De difícil recuperación	**117.422**	**165.893**
Con garantías y contragarantías preferidas "B"	104.600	156.388
Sin garantías ni contragarantías preferidas	12.822	9.505
Irrecuperable	**200.819**	**263.947**
Con garantías y contragarantías preferidas "B"	89.770	195.090
Sin garantías ni contragarantías preferidas	111.049	68.857
Irrercuperable por disposición Técnica	**24.213**	**25.045**
Con garantías y contragarantías preferidas "B"	19.319	21.853
Sin garantías ni contragarantías preferidas	4.894	3.192
TOTAL CARTERA DE CONSUMO Y VIVIENDA	2.171.746	2.401.747
TOTAL GENERAL	3.234.185	3.607.443

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 06/05/2004
Price Waterhouse & Co.

(Socio)

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ANEXO (C)

CONCENTRACION DE LAS FINANCIACIONES

Correspondiente al periodo económico finalizado el 31/03/2004
Comparativo con igual periodo del ejercicio anterior
En miles de pesos

Número de clientes	FINANCIACIONES			
	2004		2003	
	Saldo de deuda	% sobre cartera total	Monto	% sobre cartera total
10 mayores clientes	971.327	30,03%	1.073.049	29,75%
50 siguientes mayores clientes	93.095	2,88%	123.680	3,43%
100 siguientes mayores clientes	19.011	0,59%	28.443	0,79%
Resto de clientes	2.150.752	66,50%	2.382.271	66,03%
Total	**3.234.185**	**100%**	**3.607.443**	**100%**

Firmado a los efectos de su identificación con nuestro informe de fecha 06/05/2004
Price Waterhouse & Co.

(Socio)

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (D)

APERTURA POR PLAZOS DE LAS FINANCIACIONES

Correspondiente al período económico finalizado el 31/03/2004

En miles de pesos

Concepto	Cartera vencida	Plazos que restan para su vencimiento						
		1 mes	3 meses	6 meses	12 meses	24 meses	más de 24 meses	Total
Sector público no financiero	12.004	7.734	1.743	2.636	7.112	43.955	660.287	735.471
Sector financiero	-	206	-	-	-	-	-	206
Sector privado no financiero y residentes en el exterior	42.769	246.338	68.859	47.298	86.049	164.295	1.842.900	2.498.508
Total	**54.773**	**254.278**	**70.602**	**49.934**	**93.161**	**208.250**	**2.503.187**	**3.234.185**

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Firmado a los efectos de su identificación con nuestro informe de fecha 06/05/2004
Price Waterhouse & Co.

(Socio)

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

DETALLE DE PARTICIPACIONES EN OTRAS SOCIEDADES

Correspondiente al período económico finalizado el 31/03/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

	Concepto - Denominación	Acciones y/o cuotas partes - Clase	Valor nominal unitario	Votos por acción	Cantidad	Importe al 31/03/2004	Importe al 31/03/2003	Información sobre el emisor - Actividad principal	Datos del último estado contable - Fecha de cierre del período/ejercicio	Capital Social	Patrimonio neto	Resultado del período/ejercicio
	- En Entidades Financieras, actividades complementarias y autorizadas											
	Controladas - del país											
	- BACS Banco de Crédito y Securitización S.A.	ordinarias	1	1	43.750.000	75.953	74.547	Bancaria	31/03/2004	62.500	104.438	7.378
	- BHN Sociedad de Inversión S.A.	ordinarias	1	1	17.999.920	37.921	31.264	Inversión	30/09/2003	18.000	37.925	5.367
(*)	- V.R.Tasaciones y Certificaciones S.A.	ordinarias	1	1	200.000	-	-	Tasaciones y certificaciones	31/12/2000	200	s/d	s/d
	Subtotal controladas - del país					113.874	105.811					
	- En Otras Sociedades											
	Controladas - del país											
	- BHN Inmobiliaria S.A.	ordinarias	1	1	1.899.880	2.764	3.146	Intermed. oper. Inmobiliarias	31/03/2003	1.900	2.764	(381)
	Subtotal controladas - del país					2.764	3.146					
	No controladas - del país											
(*)	- BHN Vida S.A.	ordinarias	1	1	120	-	-	Aseguradora	30/09/2003	5.112	6.203	709
(*)	- BHN Seguros Generales S.A.	ordinarias	1	1	120	-	-	Aseguradora	30/09/2003	5.112	6.789	914
(*)	- BHN Seguros de Crédito Hipotecario S.A.	ordinarias	1	1	120	-	-	Aseguradora	30/09/2003	12	106	3
	- Mercado Abierto Electrónico S.A.	ordinarias	1.200	1	1	4	4	Merc. abierto de valores mob.	30/09/2003	1.361	4.092	1.886
	- ACH S.A.	ordinarias	1	1	2.500	7	7	Comp. elect. de medios de pago	31/12/2001	250	1.835	384
(*)	- V.R. Particulares S.A.	ordinarias	1	1	15.000	-	-	Administración de consorcios	31/12/2000	120	s/d	s/d
	Subtotal no controladas - del país					11	11					
	No controladas - del exterior											
	- Mortgage.com Inc.	s/d	s/d	s/d	3.137.173	-	93	Internet	30/09/2002	13.333	6.932	(184)
	Subtotal no controladas - del exterior					-	93					
	Total de participaciones en otras sociedades					116.649	109.061					

(*) VALOR DE PARTICIPACIÓN EN PESOS

- BHN Vida S.A.	120
- BHN Seguros Generales S.A.	120
- BHN Seguros de Crédito Hipotecario S.A.	120
- V.R. Tasaciones y Certificaciones S.A.	1
- V.R. Particulares S.A.	1

Guillermo C. Martinz
Gerencia de Contaduría

Hugo L. Chiera
Subgerente General

Clarisa D. Lifsic
Presidente

Ricardo Flammini
Por Comisión

Firmado a los efectos de su identificación con nuestro informe de fecha 06/05/2004
Price Waterhouse & Co.

(Socio)

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini

MOVIMIENTO DE BIENES DE USO Y BIENES DIVERSOS

Correspondiente al periodo económico finalizado el 31/03/2004
Comparativo con igual periodo del ejercicio anterior
En miles de pesos

Concepto	Valor residual al inicio del período	Incorpora-ciones	Transferen-cias	Bajas	Pérdidas por desvaloriza-ción	Depreciaciones del período		Valor residual al cierre del período 31/03/2004	Valor residual al cierre del período 31/03/2003
						Años de vida útil asignados	Importe		
BIENES DE USO									
- Inmuebles	84.908		(2.120)			50	464	82.324	85.913
- Mobiliario e Instalaciones	6.378	32				10	428	5.982	7.160
- Maquinas y equipos	1.566	24				5	200	1.390	2.124
- Equipos de computación	2.562	752				3	586	2.728	3.658
- Vehículos	0					5	0	0	1
- Diversos	193	4				5	24	173	169
Total	95.607	812	(2.120)				1.702	92.597	99.025
BIENES DIVERSOS									
- Obras de Arte y Piezas de Colección	195						-	195	195
- Bienes dados en alquiler	5.808					50	34	5.774	12.771
- Otros bienes diversos	25.191		2.120	5.425		50	112	21.774	22.775
Total	31.194	0	2.120	5.425			146	27.743	35.741

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Firmado a los efectos de su identificación con nuestro informe de fecha 06/05/2004
Price Waterhouse & Co.

(Socio)

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (G)

DETALLE DE BIENES INTANGIBLES

Correspondiente al período económico finalizado el 31/03/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

Concepto	Valor residual al inicio del período	Incorpora-ciones	Transferen-cias	Bajas	Pérdidas por desvalori-zación	Amortizaciones del período		Valor residual al cierre del período 31/03/2004	Valor residual al cierre del período 31/03/2003
						Años de vida útil asignados	Importe		
Gastos de organización y desarrollo	1.969	966	-		-	5/3	-	2.935	4.800
Total	1.969	966	-	-	-		-	2.935	4.800

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

Firmado a los efectos de su identificación con nuestro informe de fecha 06/05/2004
Price Waterhouse & Co.

(Socio)

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (H)

CONCENTRACION DE LOS DEPOSITOS

Correspondiente al período económico finalizado el 31/03/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

Número de clientes	2004		2003	
	Saldo de Deuda	% sobre cartera total	Saldo de Deuda	% sobre cartera total
10 mayores clientes	49.566	38,75%	60.705	52,87%
50 siguientes mayores clientes	7.687	6,01%	7.826	6,82%
100 siguientes mayores clientes	5.864	4,58%	5.539	4,82%
Resto de clientes	64.809	50,66%	40.757	35,49%
Total	**127.926**	**100%**	**114.827**	**100%**

Firmado a los efectos de su identificación con nuestro informe de fecha 06/05/2004
Price Waterhouse & Co.

(Socio)

Guillermo C. Martínz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (I)

APERTURA POR PLAZOS DE LOS DEPOSITOS, OTRAS OBLIGACIONES POR INTERMEDIACION FINANCIERA Y OBLIGACIONES NEGOCIABLES SUBORDINADAS

Correspondiente al período económico finalizado el 31/03/2004
En miles de pesos

Concepto	Plazos que restan para su vencimiento						
	1 mes (*)	3 meses (*)	6 meses (*)	12 meses (*)	24 meses (*)	más de 24 meses (*)	Total
Depósitos	92.808	3.571	591	458	185	30.313	127.926
- Depósito a Plazo Fijo	12.056	3.571	591	458	185	30.313	47.174
- Cajas de Ahorro	43.134	-	-	-	-	-	43.134
- Cuentas Corrientes	19.452	-	-	-	-	-	19.452
- Otros Depósitos	18.166	-	-	-	-	-	18.166
Otras obligaciones por intermediación financiera (OOIF)	238.067	4.085	120.141	12.404	138.072	4.903.011	5.415.780
- Banco Central de la República Argentina							
Otros	11.246	4.085	6.172	12.404	42.394	2.065.571	2.141.872
- Bancos y organismos internacionales							
Facilidades Garantizadas en pesos	-	-	23.656	-	22.570	112.851	159.077
Facilidades Garantizadas en dólares			33.165	-	31.856	159.211	224.232
Facilidades Largo Plazo - Tasa Flotante			121			24.354	24.475
Facilidades Largo Plazo - Tasa Fija			471			71.664	72.135
- Obligaciones negociables no subordinadas							
EMTN Serie III	2.372	-	-	-	-	-	2.372
GMTN Serie I	46.474	-	-	-	-	-	46.474
GMTN Serie IV	3.215	-	-	-	-	-	3.215
GMTN Serie VI	2.730	-	-	-	-	-	2.730
GMTN Serie XVI	38.560	-	-	-	-	-	38.560
GMTN Serie XVII	3.292	-	-	-	-	-	3.292
GMTN Serie XXII	820	-	-	-	-	-	820
GMTN Serie XXIII	32.695	-	-	-	-	-	32.695
GMTN Serie XXIV	25.414	-	-	-	-	-	25.414
GMTN Serie XXV	28.911	-	-	-	-	-	28.911
Bono Garantizado en dólares	-	-	42.977	-	41.252	206.173	290.402
Bono Largo Plazo en dólares	-	-	7.708	-	-	1.287.545	1.295.253
Bono Largo Plazo en euros	-	-	5.871	-	-	975.642	981.513
- Otros							
Otros	42.338	-	-	-	-	-	42.338
Total	330.875	7.656	120.732	12.862	138.257	4.933.324	5.543.706

(*) La exposición de los presentes importes se efectúan de acuerdo con claúsulas contractuales.

Firmado a los efectos de su identificación con nuestro informe de fecha 06/05/2004
Price Waterhouse & Co.
(Socio)

Guillermo C. Martinz
Gerencia de Contaduría General

Hugo L. Chiera
Subgerente General

Clarisa D. Lifsic
Presidente

Ricardo Flammini
Por Comisión

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini

MOVIMIENTO DE PREVISIONES

Correspondiente al período económico finalizado el 31/03/2004
Comparativo con igual periodo del ejercicio anterior
En miles de pesos

Detalle	Saldos al comienzo del ejercicio	Aumentos en moneda homogénea	Disminuciones en moneda homogénea		Saldos al final del período 31/03/2004	Saldos al final del período 31/03/2003
			Desafectaciones	Aplicaciones		
REGULARIZADORAS DEL ACTIVO						
Préstamos						
Por riesgo de incobrabilidad y desvalorización (a)	419.608	-		69.015	350.593	548.068
Otros créditos por Intermediación Financiera						
Por riesgo de incobrabilidad y desvalorización (b)	30.129	4.752	-	1	34.880	27.999
Créditos diversos						
Por riesgo de incobrabilidad y desvalorización (c)	21.433	3.215	-	-	24.648	32.231
Total	**471.170**	**7.967**	**-**	**69.016**	**410.121**	**608.298**
DEL PASIVO						
Otras contingencias (d)	287.279	8.510	-	96.066	199.723	103.842
Compromisos eventuales (e)	-	-	-	-	-	50
Total	**287.279**	**8.510**	**-**	**96.066**	**199.723**	**103.892**

a) POR RIESGO DE INCOBRABILIDAD DE PRESTAMOS : Se originan en el análisis del riesgo de incobrabilidad de la cartera de préstamos efectuada por el Banco, que contempla las normas *establecidas por el Banco Central de la República Argentina y estimaciones realizadas durante el periodo* según lo indicado en Notas 9 y 10.

b) POR RIESGO DE INCOBRABILIDAD DE OTROS CREDITOS POR INTERMEDIACION FINANCIERA: Refleja la eventual incobrabilidad de créditos hipotecarios cedidos en fideicomiso pendiente de titulización.

c) POR RIESGO DE INCOBRABILIDAD DE CREDITOS DIVERSOS: Se constituyó para cubrir eventual incobrabilidad de créditos diversos.

d) OTRAS CONTINGENCIAS: Es utilizada al efecto de previsionar resultados contingentes por juicios, honorarios mandatarios judiciales y ciertos gastos relacionados con la reestructuración administrativa encarada por el Banco. Asimismo el saldo al 31/03/2004 comprende la reserva por siniestros pendientes, de acuerdo a Normas de la Superintendencia de Seguros de la Nación.

e) POR COMPROMISOS EVENTUALES: El saldo incluye el riesgo de incobrabilidad que surge de la evaluación del grado de cumplimiento de los beneficiarios de saldos no utilizados.

Firmado a los efectos de su identificación con nuestro informe de fecha 06/05/2004
Price Waterhouse & Co.

(Socio)

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

ANEXO (K)

COMPOSICION DEL CAPITAL SOCIAL

Correspondiente al periodo económico finalizado el 31/03/2004

En miles de pesos

Acciones			Capital Social					
Clase	Cantidad	Votos por acción	Emitido		Pendiente de emisión o distribución	Asignado	Integrado	No integrado
			En circulación	En cartera				
Ordinarias								
Escriturales	150.000.000	(1)	1.500.000 (2)	-	-	-	1.500.000	-
Total			**1.500.000**	-	-	-	**1.500.000**	-

(1) Ver Nota 7 a los Estados Contables.
(2) Ver Nota 35 a los Estados Contables

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Firmado a los efectos de su identificación con nuestro informe de fecha 06/05/2004
Price Waterhouse & Co.

(Socio)

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (L)

SALDOS EN MONEDA EXTRANJERA

Correspondiente al período económico finalizado el 31/03/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

RUBROS	Casa matriz y sucursales en el país	Total del período al 31/03/2004	Total del período (por moneda)		Total del período al 31/03/2003
			U$S	EUROS	
ACTIVO					
Disponibilidades	325.087	325.087	212.715	112.372	317.801
Títulos públicos y privados	158.524	158.524	158.524	-	1.037.513
Préstamos	64.581	64.581	64.581	-	116.471
Otros créd. por interm. financiera	3.378.894	3.378.894	2.761.407	617.487	2.645.827
Participación en otras sociedades	-	-	-	-	93
Créditos diversos	764.024	764.024	764.024	-	45
Partidas pend. de imputación	887	887	887	-	1.198
Total	**4.691.997**	**4.691.997**	**3.962.138**	**729.859**	**4.118.948**
PASIVO					
Depósitos	26	26	26	-	147
Otras obligaciones por interm. financ.	3.629.842	3.629.842	2.582.575	1.047.267	3.634.766
Obligaciones diversas	648	648	647	1	631
Partidas pend. de imputación	-	-	-	-	-
Total	**3.630.516**	**3.630.516**	**2.583.248**	**1.047.268**	**3.635.544**
CUENTAS DE ORDEN					
DEUDORAS (excepto cuentas deudoras por contra)	**423.276**	**423.276**	**71.408**	**351.868**	**15.207**
Contingentes	67.840	67.840	67.840	-	12.933
De control	3.685	3.685	3.568	117	2.274
De derivados	351.751	351.751	-	351.751	-
ACREEDORAS (excepto cuentas acreedoras por contra)	**729.078**	**729.078**	**729.078**	-	**562.876**
Contingentes	729.078	729.078	729.078	-	562.876
De control	-	-	-	-	-
De derivados	-	-	-	-	-

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Firmado a los efectos de su identificación con nuestro informe de fecha 06/05/2004
Price Waterhouse & Co.

(Socio)

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ANEXO (N)

ASISTENCIA A VINCULADOS

Correspondiente al período económico finalizado el 31/03/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

Concepto / Situación	Normal	Riesgo potencial/ cumplim. inadec.	Con problemas/ cumplim. deficiente		Con alto riesgo de insolvencia /de dif.recup.		Irrecuperable	Irrecup. Por disp. Técnica	Total	
			No vencida	Vencida	No vencida	Vencida			31/03/2004	31/03/2003
1.Préstamos										
- Hipotecarios y prendarios	340	-	-	-	-	-	60	-	400	1.759
Con garantías y contragarantías preferidas "B"	340	-	-	-	-	-	60	-	400	1.759
2.Participación en otras sociedades	116.638	-	-	-	-	-	-	-	116.638	108.957
Total	116.978	-	-	-	-	-	60	-	117.038	110.716
Previsiones	3	-	-	-	-	-	47	-	50	188

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Firmado a los efectos de su identificación con nuestro informe de fecha 06/05/2004
Price Waterhouse & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

1. PLAN INTEGRAL DE REESTRUCTURACION DE DEUDA FINANCIERA

Debido a los adversos cambios de significativa materialidad ocurridos durante el año 2002 en el país (Nota 2) y en especial la incidencia de los mismos en el sistema financiero, el Directorio del Banco decidió, con fecha 15 de agosto de 2002, iniciar un proceso de reestructuración de su deuda correspondiente a los siguientes capitales: i) Obligaciones negociables emitidas en el exterior por aproximadamente miles de pesos 2.849.254 y ii) Préstamos recibidos de bancos y otras entidades del exterior por aproximadamente miles de pesos 889.551, ambas cifras al 31 de diciembre de 2003.

En función de tal proceso de reestructuración y con la intención de brindar un tratamiento equitativo a los distintos acreedores involucrados, se decidió igualmente postergar, a partir del 16 de agosto de 2002, el pago de servicios de capital, interés y cualquier otro concepto vinculado a la deuda de que se trata, hasta tanto la misma fuese exitosamente reestructurada. Tal situación fue informada al BCRA, Comisión Nacional de Valores (CNV) y Bolsa de Comercio de Buenos Aires con fecha 16 de agosto de 2002.

Con fecha 28 de mayo de 2003, el Banco dio cumplimiento de lo dispuesto por la Comunicación "A" 3940, en referencia al tratamiento de la deuda financiera de capital sujeta para su cancelación al requisito de contar con la conformidad previa del BCRA.

Mediante Resolución N° 301 el Directorio del BCRA aprobó los términos de la propuesta de refinanciación de la deuda externa del Banco Hipotecario, siempre que se realizaran los siguientes cambios: i) excluir la posibilidad de entregar deuda denominada en moneda extranjera bajo ley extranjera, en cancelación por canje de deuda en pesos bajo la ley argentina, ii) incluir en la restricción impuesta al nuevo financiamiento que se destine a la precancelación de los créditos reestructurados, la especificación de que el nuevo endeudamiento cuyos fondos sean aplicados a la precancelación de la deuda reestructurada, no deberá tener un valor actual mayor a la deuda que se precancela y iii) eliminar toda mención a la eventual solicitud de un Acuerdo Preventivo Extrajudicial.

Atento a los términos en que el BCRA aprobó la propuesta de refinanciación, el Banco con fecha 30 de julio de 2003, presentó nota al Ente Rector peticionando: i) se reconsidere el punto 1.3. de la Resolución N° 301 (citado en el punto iii) del párrafo anterior) no oponiendo objeción a que se someta a decisión judicial la eventual homologación del APE, o bien, en subsidio, se limite a tomar conocimiento de dicha vía de acción decidida por el Banco, aclarando que su procedencia quedará diferida a la resolución final del órgano judicial competente; ii) interin, en tanto se resuelve el recurso deducido, se suspendan los efectos del punto 1.3. de la Resolución citada, manteniéndose plenamente vigentes los restantes términos de dicho decisorio. El Banco interpreta que el BCRA ha declinado expedirse sobre el APE, por entender que su procedencia debe ser decidida en la órbita judicial. A la fecha, el BCRA no se ha expedido sobre el recurso presentado por el Banco.

Guillermo C. Martinz Gerente de Contaduría General BANCO HIPOTECARIO S.A.	**Hugo L. Chiera** Sub Gerente General a/c Gerencia General BANCO HIPOTECARIO S.A.	Inicialado a efectos de su identificación con nuestro informe de fecha 06/05/2004 PRICE WATERHOUSE & Co. C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Clarisa D. Lifsic Presidente BANCO HIPOTECARIO S.A.	**Ricardo Flammini** Por Comisión Fiscalizadora	

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

Con fecha 8 de agosto de 2003, el Directorio del Banco aprobó el Prospecto definitivo correspondiente al Programa Global para la emisión de obligaciones negociables considerado y aprobado por Asamblea General de Accionistas del 30 de abril de 2003, así como el Suplemento de Precios correspondiente a la Oferta de canje a ser dirigido a los acreedores de la deuda financiera sujeta a reestructuración.

Con fecha el 14 de agosto de 2003, el Banco efectuó el lanzamiento de la Oferta para todas sus series de obligaciones negociables, la que en términos generales consistía en:

Ofrecer a los tenedores de obligaciones negociables la oportunidad de canjear sus tenencias existentes denominadas en dólares o en euros por nuevas obligaciones negociables en dólares o en euros, respectivamente, con el mismo valor nominal y vencimiento en el año 2013 ("Oferta a la par").

En la Oferta a la par, se ofrecía canjear obligaciones negociables existentes por: i) obligaciones negociables a largo plazo por un 90% del valor nominal de las notas presentadas, más ii) obligaciones negociables a largo plazo por un valor nominal igual al 10% del valor nominal de las notas presentadas, si dichas presentación es efectuada antes del 15 de septiembre de 2003, más iii) efectivo como compensación por intereses impagos entre el 16 de agosto de 2002 y el 15 de septiembre de 2003.

Aquellos tenedores de obligaciones negociables que participen en la Oferta a la par podrían participar de la segunda oferta a realizarse en forma simultanea. En esta segunda oferta se podría escoger entre una opción de pago en efectivo ("Oferta en efectivo") y una opción por nuevas obligaciones negociables con garantía y un plazo menor ("Oferta con garantía").

En la Oferta de efectivo, se ofrecía la opción de canjear las obligaciones negociables a largo plazo recibidas en la Oferta a la par por un monto en efectivo igual a un 45% del valor nominal de dichas notas más un pago en efectivo por concepto de intereses impagos.

En la Oferta con garantía, se ofrecía la opción de canjear las obligaciones negociables a largo plazo recibidas en la Oferta a la par por nuevas obligaciones negociables con garantía fiduciaria por un valor nominal equivalente al 70% del valor nominal de las notas recibidas en la Oferta a la par, más un pago en efectivo por concepto de intereses impagos. La garantía consistía en la constitución de un fideicomiso integrado por BODENs y préstamos garantizados por al menos el 110% del monto nominal de las nuevas obligaciones negociables con garantía a emitirse. Las obligaciones negociables también darían derecho a recibir un pago contingente por apreciación en el valor de las acciones del Banco ("StARS"). Las StARS podrán ser abonadas en efectivo, en acciones clase D o mediante una combinación de ambos solo al momento del vencimiento de las obligaciones negociables garantizadas y conforme el método de valuación previsto en la Oferta. Las StARS no serán separables de las obligaciones negociables garantizadas (Nota 8.15.).

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

El Banco también invitó a los acreedores de su deuda sujeta a reestructuración a suscribir y ejecutar un Acuerdo Preventivo Extrajudicial ("APE"), sujeto a que las ofertas se completasen exitosamente y más del 75% de los acreedores del banco (incluyendo la condición de que el APE fuese aprobado por al menos el 66,6% de cada clase de acreedores afectada) aprobasen ejecutar dicho acuerdo. El Banco pretende peticionar su firma y homologación judicial.

La Oferta presentada, la solicitud para modificar ciertas cláusulas legales de las obligaciones negociables existentes, la solicitud del APE, así como la reestructuración de la deuda bancaria (en términos sustancialmente iguales a la oferta hecha a los tenedores de notas), formaron parte del plan integral de reestructuración implementado por el Banco.

La Oferta estuvo sujeta a ciertas limitaciones y varias condiciones, incluyendo el monto disponible para las Ofertas en efectivo y el monto a emitir de las nuevas obligaciones con garantía. El Banco se comprometió a destinar hasta un máximo de miles de US$ 60.000 para la Oferta en efectivo y a emitir un máximo de miles de US$ 300.000 de nuevas obligaciones negociables con garantía. Los acreedores bancarios también podrían participar de la Oferta en efectivo y la Oferta con garantía.

A su vez, la Oferta estaba condicionada, entre otras cosas a la reestructuración de la deuda bancaria (con un mínimo de 90% de participación) y al logro de una participación de al menos el 90% de las obligaciones negociables existentes.

Las nuevas obligaciones negociables no se registrarían en los Estados Unidos de Norteamérica.

Finalmente, con fecha 29 de diciembre de 2003 venció la recepción de ofertas al canje, aceptando el Banco todos los títulos existentes ofrecidos válidamente ante el cumplimiento de las condiciones para las ofertas de canje del Banco y la reestructuración simultanea de la totalidad de su deuda pendiente de pago con los acreedores bancarios. Con fecha 14 de enero se efectuó la liquidación de la misma.

El monto de capital total final de títulos existentes al 29 de diciembre de 2003 ofrecido válidamente fue de miles de pesos 2.662.242, que representan aproximadamente 93% del monto del capital total de los títulos existentes a dicha fecha en circulación. De los montos finales válidamente ofrecidos, aproximadamente 77% (miles de pesos 2.060.861) optó por recibir títulos a largo plazo, aproximadamente 7% (miles de pesos 168.054) optó por recibir efectivo, aproximadamente 16% (miles de pesos 433.325) optó por recibir títulos garantizados.

De los miles de pesos 889.551 en monto de capital total de deuda bancaria existente pendiente al 29 de diciembre de 2003, el 100% participó en la reestructuración simultanea de la misma. De los montos que

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

participaron, aproximadamente 20% (miles de pesos 187.403) optó por recibir préstamos a largo plazo, aproximadamente 10% (miles de pesos 98.354) optó por recibir efectivo, y aproximadamente 70% (miles de pesos 607.956) optó por recibir préstamos garantizados.

El siguiente cuadro muestra los montos y porcentajes de lo títulos existentes ofrecidos válidamente para el canje por serie:

<u>Títulos existentes denominados en dólares</u>

Serie	Descripción	Monto de Capital Total Pendiente	Monto de Capital Total Ofrecido	Porcentaje del Monto Pendiente Ofrecido
Serie I	Títulos al 10% con vencimiento el 17 de abril de 2003	US$ 297.460.000	US$ 282.459.000	95,0%
Serie III	Títulos al 10,625% con vencimiento el 7 de agosto de 2006	US$ 13.108.000	US$ 12.371.000	94,4%
Serie IV	Títulos al 13% con vencimiento el 3 de diciembre de 2008	US$ 4.810.000	US$ 3.900.000	81,1%
Serie VI	Títulos al 12,25% con vencimiento el 15 de marzo de 2002	US$ 7.598.000	US$ 6.756.000	88,9%
Serie XVI	Títulos al 12,625% con vencimiento el 17 de febrero de 2003	US$ 125.000.000	US$ 113.729.000	91,0%
Serie XXIV	Títulos al 9% con vencimiento el 15 de marzo de 2005	US$ 114.311.750	US$ 105.744.950	92.5%
	Total	**US$ 562.287.750**	**US$ 524.959.950**	**93,4%**

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

Títulos existentes denominados en euros

Serie	Descripción	Monto de Capital Total Pendiente	Monto de Capital Total Ofrecido	Porcentaje del Monto Pendiente Ofrecido
Serie XVII	Títulos al 9% con vencimiento el 27 de marzo de 2002	€ 1.815.000	€ 1.079.000	59,4%
Serie XXII	Títulos al 8,75% con vencimiento el 18 de octubre de 2002	€ 3.713.000	€ 3.471.000	93,5%
Serie XXIII	Títulos al 10,75% con vencimiento el 6 de febrero de 2004	€ 150.000.000	€ 137.702.000	91,8%
Serie XXV	Títulos al 8% con vencimiento el 15 de junio de 2005	€ 170.829.200	€ 163.020.530	95,4%
	Total	**€ 326.357.200**	**€ 305.272.530**	**93,5%**

Los montos mencionados en las tablas anteriores incluyen miles de US$ 29.342, equivalente a miles de pesos 86.061, de monto de capital total de los títulos existentes en poder del Banco.

Deuda Bancaria denominada en Dólares

Facilidad	Monto de Capital Total Pendiente	Monto de Capital Total Ofrecido	Porcentaje del Monto Pendiente Ofrecido
Préstamo IFC	US$ 25.000.000	US$ 25.000.000	100%
Préstamo USCP	US$ 102.500.000	US$102.500.000	100%
Préstamo OPIC	US$ 81.736.187	US$ 81.736.187	100%
Derivados	US$ 10.106.316	US$ 10.106.316	100%
Total	**US$ 219.342.503**	**US$ 219.342.503**	**100%**

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

Deuda Bancaria denominada en Pesos

Facilidad	Monto de Capital Total Pendiente	Monto de Capital Total Ofrecido	Porcentaje del Monto Pendiente Ofrecido
Préstamo Sindicado	$ 105.000.000	$ 105.000.000	100%
Acuerdo de Facilidades Citibank	$ 120.028.503	$120.028.503	100%
Derivados	$ 21.191.004	$ 21.191.004	100%
Total	**$ 246.219.507**	**$ 246.219.507**	**100%**

Con fecha 14 de enero de 2004, el Banco entregó los siguientes montos totales de nuevos títulos y efectivo en canje por lo títulos existentes ofrecidos válidamente.

Nuevos títulos

Descripción	CUSIP	ISIN	Monto de Capital
Títulos denominados en dólares estadounidenses con vencimiento en 2013	P1330H AZ 7	USP1330HAZ75	US$ 410.904.357
Títulos denominados en euros con vencimiento en 2013	-	XS0175068971	€ 256.217.734
Títulos garantizados con vencimiento en 2010	P1330H BA 1	USP1330HBA 16	US$ 107.940.529

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

Nueva Deuda Bancaria

Descripción	Vencimiento	Monto de Capital
Facilidad Garantizada en pesos	2010	$ 214.173.726
Facilidad Garantizada en dólares	2010	US$ 86.333.149
Facilidad Largo Plazo tasa fija en dólares	2013	US$ 50.315.764
Facilidad Largo Plazo tasa flotante en dólares	2013	US$ 13.578.941

Pagos en efectivo

Descripción	Montos en dólares estadounidenses	Montos en euros
Pagos por la oferta de compra	US$ 30.935.637,90	€ 8.746.155,57
Pagos realizados en reemplazo de intereses devengados e impagos	US$ 34.182.964,99	€ 11.497.458,11

Además de efectuar los pagos con relación a la oferta de compra en efectivo, en la fecha de liquidación, el Banco realizó dos pagos en reemplazo de intereses devengados e impagos. El primer pago corresponde a los intereses que hubieran devengado los títulos existentes desde el 16 de agosto de 2002 hasta el 15 de septiembre de 2003 a la tasa del 3% anual. El segundo pago corresponde a los intereses que hubieran devengado los nuevos títulos desde el 15 de septiembre de 2003 hasta la fecha de liquidación, considerando lo nuevos títulos como emitidos el 15 de septiembre de 2003. Dichos intereses se calcularon a las tasas de interés aplicables a los nuevos títulos de conformidad con lo descripto en el prospecto y el suplemento de precios emitido por el Banco con fecha 8 de diciembre de 2003, en relación con las ofertas.

En base a los montos finales ofrecidos válidamente en la oferta, y en la reestructuración simultánea de la deuda bancaria existente del Banco no se aplicó ningún factor de prorrateo a la elección de efectivo ni a la elección de deuda garantizada.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

Al 31 de diciembre de 2003, el Banco ha registrado: i) el impacto positivo por quitas de capital en el rubro Ingresos Financieros, en las líneas "Resultado reestructuración obligaciones negociables" y "Resultado reestructuración préstamos financieros", por miles de pesos 231.998 y 254.404, respectivamente, ii) la disminución de intereses devengados en el ejercicio 2003 regularizando el rubro Egresos Financieros por miles de pesos 209.280 y iii) la disminución de intereses correspondientes al ejercicio 2002 en el rubro Utilidades Diversas por miles de pesos 88.016.

De conformidad con los compromisos asumidos, se constituyó un fideicomiso bajo la ley Argentina mediante un Contrato de Fideicomiso celebrado entre el Banco y ABN AMRO Bank NV, sucursal Argentina, transfiriendo el Banco como fiduciante con fecha 24 de diciembre de 2003, los correspondientes BODEN 2012 y Préstamos Garantizados del Gobierno Nacional. El Fideicomiso mantendrá los citados activos para beneficio de los tenedores de títulos de deuda garantizadas y deuda financiera garantizada. El único objeto del Fideicomiso es garantizar el pago de intereses y capital adeudados respecto de la deuda financiera reestructurada garantizada, conformando sus activos exclusivamente BODEN, títulos garantizados por el gobierno y el producido derivado de los mismos.

Con posterioridad al 14 de enero de 2004, fecha de liquidación de la operación de canje, el Banco continuó efectuando canjes de obligaciones negociables a tenedores que se adhirieron a la oferta en forma tardía. Al 31 de marzo de 2004 dichos canjes alcanzaron en valor nominal miles de US$ 3.196 y miles de Euros 5.548.

2. COYUNTURA ECONOMICA Y SOCIAL ARGENTINA

La República Argentina ha transitado un contexto económico adverso iniciado a fines del año 2001, caracterizado por un alto nivel de endeudamiento externo, altas tasas de interés, un riesgo país que ha alcanzado valores por encima de los promedios habituales y una importante contracción del nivel de actividad. Dicha contracción del nivel de actividad económica ha generado una caída importante en la demanda de productos y servicios y un incremento significativo en el nivel de desempleo. Asimismo, dichas circunstancias han afectado la capacidad del Gobierno Nacional para cumplir con sus obligaciones y la posibilidad de acceder a financiamiento adicional, anunciando a fines del año 2001 el incumplimiento del pago de los servicios de deuda.

El 6 de enero de 2002, el Gobierno Nacional sancionó la Ley 25561 (Ley de emergencia pública y reforma del régimen cambiario) que implicó un profundo cambio del modelo económico vigente hasta ese momento, y que incluyó la Ley de Convertibilidad sancionada en marzo de 1991. Con posterioridad, el Gobierno Nacional anunció nuevas medidas económicas que se instrumentaron a través de diferentes disposiciones legales, que afectaron significativamente el negocio bancario y el régimen cambiario. Asimismo, los cambios en la situación económica hicieron que el Gobierno Nacional continúe tomando resoluciones que reglamentan y modifican las medidas iniciales citadas.

Guillermo C. Martinz Gerente de Contaduría General BANCO HIPOTECARIO S.A.	**Hugo L. Chiera** Sub Gerente General a/c Gerencia General BANCO HIPOTECARIO S.A.	Inicialado a efectos de su identificación con nuestro informe de fecha 06/05/2004 PRICE WATERHOUSE & Co. C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Clarisa D. Lifsic Presidente BANCO HIPOTECARIO S.A.	**Ricardo Flammini** Por Comisión Fiscalizadora	

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

A continuación se enumeran algunas de las medidas adoptadas por el Gobierno Nacional que afectan a los presentes estados contables.

Régimen Cambiario

Mediante Decreto 260 (Régimen cambiario), se estableció a partir del 11 de febrero de 2002 un mercado único y libre de cambios por el cual se cursarán todas las operaciones de cambio de divisas extranjeras las que serán realizadas al tipo de cambio que sea libremente pactado de acuerdo con los requisitos que establezca el Banco Central de la República Argentina (BCRA). La Comunicación "A" 3471, complementarias y modificatorias, estableció la reglamentación necesaria para la regulación de dicho mercado.

Préstamos en moneda extranjera

De acuerdo con la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias, los préstamos otorgados por el sistema financiero argentino en dólares estadounidenses u otra moneda extranjera fueron convertidos a pesos conforme a las siguientes pautas: (i) al Sector Privado no Financiero a la paridad de $1,00 por dólar estadounidense o su equivalente en otra moneda extranjera, (ii) al Sector Público no Financiero a la paridad de $1,40 por dólar estadounidense o su equivalente en otra moneda extranjera y (iii) al Sector Financiero a la paridad de $1,40 por dólar estadounidense o su equivalente en otra moneda extranjera. Dichas medidas contemplaron la aplicación a los préstamos otorgados al Sector Privado no Financiero y Sector Público no Financiero, a partir del 3 de febrero de 2002, del coeficiente de estabilización de referencia (CER) que tiende a reflejar la variación en el índice de precios al consumidor y de una tasa de interés reducida de acuerdo con la naturaleza de la operación.

Por Decreto 762/02 y Ley 25713, el Poder Ejecutivo modificó la reglamentación expuesta en el párrafo anterior, exceptuando de la aplicación del CER a todos aquellos préstamos otorgados a personas físicas por entidades financieras que se enumeran seguidamente: (i) préstamos que tengan como garantía hipotecaria la vivienda única, familiar y de ocupación permanente, originariamente convenidos hasta la suma de 250.000 dólares estadounidenses u otra moneda extranjera y transformados a pesos, (ii) préstamos personales, con o sin garantía hipotecaria originariamente convenidos hasta la suma de dólares estadounidenses doce mil u otra moneda extranjera y transformados a pesos y (iii) los préstamos personales con garantía prendaria originariamente convenidos hasta la suma de dólares estadounidenses treinta mil u otra moneda extranjera y transformados a pesos. A partir del 1 de octubre de 2002 las obligaciones de pago contempladas precedentemente se actualizan en función de la aplicación del Coeficiente de Variación Salarial (CVS) que publica el Instituto Nacional de Estadísticas y Censos (INDEC).

Mediante Ley 25796, se dispuso eliminar la aplicación del CVS a partir del 1° de abril de 2004.

Guillermo C. Martinz Gerente de Contaduría General BANCO HIPOTECARIO S.A.	**Hugo L. Chiera** Sub Gerente General a/c Gerencia General BANCO HIPOTECARIO S.A.	Inicialado a efectos de su identificación con nuestro informe de fecha 06/05/2004 PRICE WATERHOUSE & Co. C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Clarisa D. Lifsic Presidente BANCO HIPOTECARIO S.A.	**Ricardo Flammini** Por Comisión Fiscalizadora	

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

Cancelaciones de préstamos

Con fecha 12 de abril de 2002, el BCRA emitió la Comunicación "A" 3562 la cual establece que como consecuencia de la emisión del Decreto 469 los clientes existentes al 2 de noviembre de 2001 de las entidades financieras podrán cancelar sus deudas en títulos públicos nacionales.

Asimismo, el Decreto 1242/02, estableció que para el caso en que el cliente le hubiere cancelado total o parcialmente el préstamo a la entidad financiera y en el pago hubiera abonado CER, la entidad deberá poner a disposición del cliente dicho dinero aunque éste no lo hubiera reclamado.

Por otra parte, el Decreto 905/02 dispuso que las entidades financieras deben recibir Bonos del Gobierno Nacional (BODEN) en concepto de dación en pago por parte de personas físicas que resulten tenedoras de los mismos para ser aplicados, entre otros, a préstamos con garantía hipotecaria para vivienda única y familiar.

Depósitos en moneda extranjera

La Ley 25561 y el Decreto 214/02 determinaron que todos los depósitos nominados en dólares u otra moneda extranjera en el sistema financiero sean convertidos a pesos a la relación $1,40 por dólar estadounidense. A su vez, dispone que las entidades financieras cumplan con su obligación devolviendo pesos. Esos depósitos se les aplicará el CER y una tasa de interés mínima.

Mediante Decreto 905/02 el Poder Ejecutivo posibilitó a los titulares de depósitos constituidos originalmente en moneda extranjera ejercer la opción de canjear los mismos por un menú de títulos públicos en pesos y dólares estadounidenses, quedando a cargo del Estado Nacional la acreditación de dichos bonos y otorgando el BCRA adelantos a las entidades financieras para afrontar el citado canje, previa constitución de ciertas garantías contempladas en el mismo decreto. Los depósitos reprogramados que no fueron objeto de canje, han sido inscriptos en el "Registro escritural de depósitos reprogramados" que lleva la Caja de Valores Sociedad Anónima, constituyendo valores negociables, con oferta pública y negociados en mercados autorregulados del país.

Por Decreto 1836/02, modificado parcialmente por Decreto 2167/02, el Poder Ejecutivo reabrió la posibilidad de optar a los titulares de certificados de depósitos reprogramados por nuevos títulos públicos en dólares estadounidenses o letras de plazo fijo en pesos emitidas por cada entidad financiera, conjuntamente con una opción de conversión a moneda de origen emitida por el Estado Nacional. Por otra parte, se autorizó a reintegrar depósitos que tengan un saldo reprogramado al 31 de mayo de 2002 de hasta pesos siete mil más CER e intereses devengados, o a voluntad de las entidades financieras con recursos propios de hasta pesos diez mil más CER e intereses devengados, a partir del 1° de octubre del año 2002. Mediante Resolución N° 743 del 11 de

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

diciembre de 2002 el Ministerio de Economía prorrogó por 90 días corridos a partir de dicha fecha la facultad de ejercer la opción descripta precedentemente.

Finalmente, por Decreto 739/03, el Poder Ejecutivo posibilitó a los titulares de depósitos constituidos originalmente en dólares estadounidenses y que fueran pesificados a solicitar a las entidades financieras la cancelación total o parcial de sus depósitos o certificados, de acuerdo con un cronograma estipulado en virtud del monto original de la imposición.

Concursos y quiebras

Con fecha 14 de febrero de 2002 se promulgó la Ley 25563 (Concursos y Quiebras) que declara la emergencia productiva y crediticia originada en la situación de crisis por la que atraviesa el país, hasta el 10 de diciembre de 2003. A continuación se detallan algunas de las medidas adoptadas:

- Suspensión por 180 días desde la entrada en vigencia de la mencionada ley en los concursos preventivos, de la totalidad de las ejecuciones judiciales y extrajudiciales, incluidas, entre otras, las hipotecarias y prendarias de cualquier origen. Serán nulos todos los actos de disposición extraordinaria del deudor sobre sus bienes durante el período de suspensión, salvo que contare con acuerdo expreso de los acreedores.

- Suspender por 180 días el trámite de pedidos de quiebra, dejando a salvo la posibilidad de aplicar medidas del articulo 85 de la Ley 24522.

- Acceso al crédito de personas físicas y jurídicas concursadas, para lo cual el BCRA procederá a reglamentar la eliminación de toda restricción, e instrumentará una línea de redescuento destinada a las entidades financieras que asistan a las empresas concursadas.

- Las entidades financieras regidas por la Ley 21526 (Ley de Entidades Financieras) y complementarias gozarán de un plazo de 90 días para proceder a la reprogramación de las acreencias existentes al 30 de noviembre de 2001 que mantengan con los deudores del sistema financiero a través de un acuerdo con cada uno de ellos.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

Con fecha el 15 de mayo de 2002, el Congreso Nacional sancionó la Ley 25589 de Reforma de la Ley de Quiebras, cuyos principales puntos son los siguientes:

- Restituye el mecanismo establecido en el articulo 48 de la Ley 24522, que les permite a los acreedores adquirir el paquete accionario de la sociedad deudora, fijando condiciones tendientes a evitar la subvaluación de los patrimonios.

- Para determinar el valor de la empresa se incorporan variables que no tienen que ver únicamente con el balance contable, como por ejemplo marca y posicionamiento en el mercado.

- El plazo de ejecuciones se suspende por 180 días corridos, contados a partir de la vigencia de la citada ley.

- Se reduce el período de exclusividad, teniendo el deudor de 90 a 120 días para efectuar ofertas a los acreedores, en lugar de los 180 días que preveía la ley anterior.

- Respecto de las homologaciones, los jueces podrán cancelar un acuerdo si lo consideran abusivo para alguna de las partes.

- Acuerdo Preventivo Extrajudicial (APE): El deudor que se encontrare en cesación de pagos o en dificultades económicas o financieras de carácter general, puede celebrar un acuerdo con sus acreedores, Acuerdo Preventivo Extrajudicial (APE), y someterlo a homologación judicial. Por efecto de la homologación quedan suspendidas todas las acciones de contenido patrimonial contra el deudor. El acuerdo homologado produce efectos respecto de todos los acreedores.

Con fecha 2 de junio de 2003 fue promulgada la Ley 25737, la cual establece que quedan suspendidas por 90 días, las ejecuciones que tengan por objeto a la vivienda única, sea cual fuere el origen de la obligación.

Con fecha 23 de junio de 2003, el Poder Ejecutivo, mediante Decreto 247, dispuso la creación del Registro de Ejecuciones – Vivienda Unica. En el mismo podrán inscribirse los deudores comprendidos dentro de los términos de la Ley 25737. El Poder Ejecutivo elevará al Congreso de la Nación las medidas que estime necesarias para resolver los casos planteados. Asimismo, podrán registrarse acreedores que consideren afectado su situación socio-económica, por la citada ley.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

Sistema de refinanciación hipotecaria

Con fecha 6 de noviembre de 2003, mediante Ley 25798, reglamentada por Decreto Nro. 1284/03, se dispuso:

- la creación de un sistema de refinanciación para deudores hipotecarios, que prevé que un fondo fiduciario estatal se haga cargo de las obligaciones de los deudores que hayan tomado montos de hasta pesos 100.000 para todo tipo de préstamos que tengan como garantía la vivienda única y de habitación permanente, que hayan entrado en mora entre el 1° de enero de 2001 y el 11 de septiembre de 2003;

- la creación de una unidad de reestructuración que tiene por objeto el análisis de los mutuos que resulten elegibles en los términos de la presente ley, excepto en la mora, y que hayan sido concertados con anterioridad a la vigencia de la convertibilidad del Austral dispuesta por la Ley 23928.

El 23 de marzo de 2004, el Banco presentó ante el Banco de la Nación Argentina y el BCRA el detalle de los préstamos en condiciones de ser refinanciados en los términos de la Ley 25798 – Capítulo I, el cual alcanzaba a 14.048 créditos por un monto de miles de pesos 230.827.

Medidas cautelares

Como consecuencia de las medidas adoptadas por el Gobierno Nacional se han presentado una importante cantidad de demandas ante la justicia contra el Estado Nacional y entidades financieras, reclamando en devolución sus depósitos en moneda de origen, dado que los mismos violan derechos constitucionales. A la fecha se desconoce el resultado final y el monto de dichas demandas.

Regímenes informativos al BCRA

Mediante la Comunicación "A" 3599 del BCRA, emitida el 3 de mayo de 2002, se suspendió la presentación de ciertos regímenes informativos, entre los que se incluye el correspondiente a capitales mínimos. Como consecuencia de ello, el Banco ha analizado las relaciones técnicas sobre la base de estimaciones, en la medida en que esta situación se ha ido normalizando.

Con fecha 30 de mayo de 2003, el Ente Rector emitió la Comunicación "A" 3959 que establece un nuevo régimen de capitales mínimos para las entidades financieras, y el 25 de julio de 2003 por Comunicación "A" 3986 dispuso que a partir de enero de 2004 deberá verificarse el cumplimiento de las normas sobre "Capitales

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual periodo del ejercicio anterior

mínimos de las entidades financieras". Adicionalmente se establecieron factores de corrección ("alfas") a aplicar sobre algunos componentes de la exigencia de capitales mínimos.

Como consecuencia del proceso de reestructuración de deuda financiera denominada en moneda extranjera y la falta de conclusión del proceso de compensación del Gobierno Nacional por pesificación asimétrica dispuesto por el Decreto 905/02, el Banco se encuentra transitoriamente desfasado en el cómputo de la posición global neta en moneda extranjera. Dicha situación fue comunicada oportunamente al BCRA.

Conversión de Deuda Pública Provincial

Mediante Decreto 1579/02, el Poder Ejecutivo dispuso que el Fondo Fiduciario para el Desarrollo Provincial asumiera las deudas provinciales instrumentadas en la forma de Títulos Públicos, Letras del Tesoro o Préstamos. A su vez este Fondo, a través del Banco de la Nación Argentina, en su carácter de fiduciario, emitiera Bonos Garantizados para ofrecerlos en pago de las deudas que mantienen las provincias con entidades bancarias y financieras.

Unidad de Reestructuración del Sistema Financiero

Mediante Decreto 1262 del 22 de mayo de 2003, el Poder Ejecutivo dispuso la creación de la Unidad de Reestructuración del Sistema Financiero, la que tendrá por objeto definir la estrategia de reestructuración del sistema financiero. A la fecha de los presentes estados contables, el Banco ha cumplimentado los requerimientos solicitados por dicha Unidad.

Gabinete de Coordinación de Regulación y Supervisión Financiera

Mediante Decreto 476 del 20 de abril de 2004, el Poder Ejecutivo dispuso la creación del Gabinete de Coordinación de Regulación y Supervisión Financiera, el que tendrá como objetivos velar por la estabilidad financiera sistémica, eficientizar la intermediación financiera y proteger a los consumidores de los servicios financieros.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

3. COMPENSACIONES DEL GOBIERNO NACIONAL A ENTIDADES FINANCIERAS

3.1. PESIFICACIÓN ASIMÉTRICA

Mediante Decreto 905, el Gobierno Nacional dispuso la emisión de "Bonos Compensatorios del Gobierno Nacional" para compensar a las entidades financieras los efectos patrimoniales negativos generados por la transformación a pesos, a diferentes relaciones de cambio, de los créditos y obligaciones denominados en moneda extranjera conforme a lo establecido por la Ley 25561, el Decreto 214 y sus normas modificatorias o complementarias y para cubrir la diferencia negativa en la posición neta entre activos y pasivos denominados en moneda extranjera resultante de su transformación a pesos conforme lo establecido por las normas precedentemente referidas.

Por otra parte, el Poder Ejecutivo facultó al Banco Central de la República Argentina a determinar el procedimiento para compensar a cada entidad financiera, siendo reglamentado, hasta el presente, por el ente rector mediante Comunicación "A" 3650, "A" 3721 y "B" 7564 complementarias y modificatorias.

En consecuencia, el Banco cumplimentó el requerimiento informativo de los artículos 28 y 29 del Decreto 905 - Compensación a Entidades Financieras, utilizando para su confección la normativa vigente y criterios particulares, ejerciendo las siguientes opciones:

- Compensación Bono del Gobierno Nacional en US$ 2012 (art. 29 inc. b, c y d): bono compensatorio - diferencia entre activos y pasivos pesificados a $1,00 por el diferencial del tipo de cambio $ 0,40, convertido a $1,40 por dólar estadounidense -: miles de US$ 382.029,37.

- Cobertura Bono del Gobierno Nacional en US$ 2012 (art. 29 inciso e). Bono cobertura – diferencia entre activos y pasivos en dólares estadounidenses, neto del bono compensatorio: miles de US$ 815.278,79.

En septiembre de 2002 el BCRA acreditó miles de US$ 344.050 en BODEN 2012, quedando en resguardo de emisión la diferencia con respecto al derecho de compensación solicitado.

Mediante Comunicación "A" 4074, el BCRA dispuso la rectificación de la información requerida en los términos de la Comunicación "A" 3825, con el fin de contemplar los efectos producidos por el reintegro de excesos de conversión a pesos dispuesto por Comunicación "A" 4043.

Con fecha 19 de febrero de 2004, el Banco recibió del BCRA nota (Sírvase citar: 316/21/04) mediante la cual detallan observaciones a efectuar al cálculo de la compensación presentado por la Entidad. En consecuencia

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

el Banco afectó a los bonos las previsiones pasivas constituidas al efecto, no existiendo otros efectos significativos pendientes de resolución.

El 3 de marzo de 2004, el Banco Hipotecario SA aprobó mediante Resolución, la rectificación de la información exigida por el BCRA, la que fue comunicada al Ente Rector el 4 de marzo de 2004. Presentándose el cálculo definitivo el día 22 de marzo.

A efectos de los presentes estados contables, se han registrado: i) en el rubro Títulos Públicos y Privados – Tenencias en cuentas de inversión – los BODEN 2012 acreditados por el BCRA, ii) en Otros Créditos por Intermediación Financiera - Compensación a recibir del Gobierno Nacional - En Moneda Extranjera - el derecho a percibir los bonos compensación y cobertura, y iii) en Otras Obligaciones por Intermediación Financiera - Banco Central de la República Argentina - Otros, la obligación a asumir en contrapartida del Bono Cobertura.

3.2. INDEXACIÓN ASIMÉTRICA

Mediante Ley 25796, reglamentada por Decreto 117/04 se facultó al Poder Ejecutivo a emitir "Bonos del Gobierno Nacional en pesos a tasa variable 2013" por un monto de hasta dos mil ochocientos millones de pesos ($2.800 millones) a los fines de compensar a las entidades financieras de manera total única y definitiva los efectos generados por la vigencia de las normas de orden general en virtud de las cuales es de aplicación, sobre algunos de sus activos, el Coeficiente de Variación Salarial (CVS), y sobre algunos de sus pasivos, el Coeficiente de Estabilización de Referencia (CER).

El monto a compensar surgirá de la cartera de préstamos que quedan comprendidos en el Decreto 762/02 y la ley 25713, por vida promedio y entidad financiera, neta de previsiones y un factor de recobrabilidad que se establece en el 5% de dicha cartera. El monto a compensar será el que resulte de considerar, respecto de la base mencionada por la entidad financiera, la diferencia entre la evolución del Coeficiente de Estabilización de Referencia (CER) más la tasa del 2% y el Coeficiente de Variación Salarial, si fuera aplicable al período correspondiente más la tasa aplicable según la normativa vigente.

En caso que dicha diferencia sea positiva el Estado Nacional deberá colocar el bono a las entidades financieras a un valor técnico igual a esa diferencia. En caso de que la diferencia sea negativa, las entidades financieras deberán restituir al Estado Nacional los "Bonos del Gobierno Nacional en pesos a tasa variable 2013" por el monto de dicha diferencia.

El articulo 12 del decreto 117/04 establece que el mecanismo de compensación descripto será asimismo de aplicación respecto de las carteras de créditos que hayan sido originadas por entidades financieras, y luego cedidas a fideicomisos hasta el 31 de enero de 2002, en cuyo caso el mecanismo será de aplicación respecto de

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

las entidades financieras que sean tenedoras, a dicha fecha, de títulos de deuda o de certificados de participación del fideicomiso respectivo, por hasta el monto de la cartera originada y cedida.

Teniendo en cuenta las normativas enunciadas precedentemente, el Banco tomó la decisión de registrar al cierre del ejercicio finalizado el 31 de diciembre de 2003, miles de pesos 49.642 por su cartera propia y miles de pesos 32.003 de préstamos cedidos a fideicomisos en el rubro "Otros Créditos por Intermediación Financiera". Siguiendo un criterio conservador, los importes detallados fueron estimados contemplando la evolución de la compensación por el ejercicio 2004, aplicando al efecto el CER y CVS esperado para dicho período.

Con fecha 12 de marzo de 2004, el BCRA , mediante Comunicación "A" 4114, resolvió que las entidades financieras debían manifestar su adhesión hasta el 30 de abril al régimen de compensación instaurado, incorporando ciertos aspectos de incertidumbre en cuanto a la metodología del cálculo de la compensación en cuestión, específicamente en cuanto al cálculo de la vida promedio ponderada (punto 1.a.d.) y el alcance de la hipótesis prevista en el primer párrafo del artículo 4° del Anexo II del Decreto 117/04.

Con fecha 22 de abril de 2004 las distintas asociaciones que agrupan a las entidades financieras, compartiendo la incertidumbre que generan las reglamentaciones emitidas, remitieron sendas notas al Ministerio de Economía y al BCRA requiriendo que se clarifique el procedimiento que utilizará el Gobierno para el cálculo de la compensación que nos ocupa, a cuyo fin solicitaron entre otros aspectos, la necesidad de disponer explícitamente la metodología de cálculo y la forma en que se determina la fecha de cese de la compensación, según lo establece el artículo 4° del Anexo II del Decreto 114/04, elementos necesarios para evaluar la conveniencia o no de la adhesión al régimen.

Con fecha 29 de abril de 2004, el BCRA emitió la Comunicación "A" 4131, mediante la cual dispuso prorrogar por 15 días corridos contados a partir del momento en que el Ministerio de Economía y Producción se expida acerca de las consultas que le fueran efectuadas por las asociaciones que nuclean a las distintas entidades financieras, por nota del 22 de abril de 2004, la fecha de adhesión al régimen dispuesta por Comunicación "A" 4114.

Finalmente, el 3 de mayo de 2004 se publicó en el Boletín Oficial la Resolución N° 302/04 del Ministerio de Economía y Producción, mediante la cual se aprobó la metodología de cálculo a ser utilizada por la Secretaría de Finanzas para la determinación de la cantidad de "Bonos del Gobierno Nacional en pesos a tasa variable 2013" a entregar a las entidades financieras que adhieran al Régimen de compensación creado por la Ley 25796.

El Banco ha encarado en el presente ejercicio, a partir de la reestructuración de su deuda financiera, una política de minimizar incertidumbres y riesgos provenientes de su exposición al Sector Público producidos a partir del contexto económico adverso iniciado a fines del año 2001, debido a la falta de certeza y precisión en las reglamentaciones de políticas de compensación a entidades financieras emanadas del Gobierno Nacional, y

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

sus posibles implicancias patrimoniales para la Entidad. A tal efecto, el Banco ha desafectado los derechos emanados de la Ley 25796, registrados con imputación a Pérdidas Diversas por miles de pesos 51.645 y aplicación de previsiones previamente constituidas por miles de pesos 30.000. No obstante la situación descripta, se ha registrado como contingencia positiva en cuentas de orden los efectos de la compensación por indexación asimétrica, reservando los derechos que le asisten a ser resarcido por los perjuicios ocasionados por las normas de orden general en virtud de las cuales se ha aplicado sobre algunos activos, el Coeficiente de Variación Salarial (CVS), y sobre algunos pasivos, el Coeficiente de Estabilización de Referencia (CER) y por cualquier otro tipo de compensación patrimonial que pudiera surgir.

3.3. REINTEGROS POR EXCESOS DE SALDOS NO CONVERTIDOS

Con fecha 5 de enero de 2004 el Banco cumplimentó el régimen informativo dispuesto por Comunicación "A" 4043 y complementarias, mediante el cual, BCRA resolvió reintegrar, o en su caso solicitar, a las entidades financieras, por exceso (defecto) de conversión y ajuste de saldos no convertidos, originados en la conversión a pesos de saldos de cuentas corrientes en moneda extranjera abiertas en el BCRA y de la cuenta "Requisitos Mínimos de Liquidez" abierta en el Deutsche Bank NY, dispuesto por Decreto 214/02 y complementarias.

El Banco había solicitado por tal concepto miles de pesos 5.189, los que fueron depositados por el BCRA el 24 de marzo de 2004, más los correspondientes intereses devengados.

4. TRATAMIENTO ASISTENCIAS OTORGADAS POR EL BCRA

Mediante resolución N° 213/02, el Directorio del Banco Central de la República Argentina requirió al Banco Hipotecario S.A. la presentación de un Plan de Regularización y Saneamiento en los términos del artículo 34 de la ley de Entidades Financieras N° 21526 y modificatorias, el cuál debe contemplar la adopción de medidas necesarias para recomponer la posición de liquidez de la entidad.

Con fecha 17 de abril de 2002, el Banco presentó al Banco Central de la República Argentina el plan de Regularización y Saneamiento.

El 21 de agosto de 2002 se presentaron al Banco Central nuevas proyecciones financieras e informaciones complementarias que contemplaron los cambios en el contexto económico posteriores al 17 de abril de 2002; la variación entre los saldos reales y los proyectados al 31 de mayo de 2002; el estado de las refinanciaciones de los vencimientos del año 2002; el estado de la renegociación comprensiva de los pasivos en el segundo semestre de 2002 (reestructuración de deuda), la síntesis de las proyecciones financieras modificadas, y la reposición de las sumas adeudadas al BCRA, según lo referido en el considerando 9 de la Resolución N° 213/02 del Directorio de esa Institución.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

Por resolución N° 227 del 29 de mayo de 2003, el Directorio del BCRA le solicitó al Banco Hipotecario SA la reformulación del Plan de Regularización y Saneamiento vigente, a fin de que contemple la adecuación de las proyecciones de liquidez y la adopción de las medidas necesarias para salvaguardar su solvencia.

El 18 de junio de 2003, el Banco presentó al Ente Rector la reformulación solicitada, en la cuál se expusieron los siguientes puntos: i) avances en las gestiones tendientes a la reestructuración de deuda externa, ii) peticiones para cancelar asistencias mediante la afectación de BODEN 2012 recibidos de deudores hipotecarios, iii) plan de reducción de gastos, iv) adhesión al procedimiento establecido por el art. 8 del Decreto 739/03 para la cancelación de dicha asistencia, con la alternativa prevista en el art. 3 del Decreto 1262/03 y v) ciertos análisis sobre los estados contables al 31de diciembre de 2002.

Mediante Decreto 739/03, del Poder Ejecutivo y Comunicación "A" 3941 del BCRA, se dispuso que las entidades financieras que lo soliciten procederán a la cancelación de los saldos de redescuentos y adelantos vigentes a la fecha del citado Decreto y concedidos en el marco del artículo 17 de la Ley 24144 y sus modificatorias, en un plazo máximo de 70 cuotas.

Posteriormente, el Poder Ejecutivo emitió el Decreto 1262/03, estableciendo que podrán modificarse las condiciones de amortización de los redescuentos, ampliando el plazo máximo hasta ciento veinte (120) cuotas, las que deberán ser equivalentes cada una a un porcentaje no inferior al 0.40% del capital ajustado. Si bien a la fecha de los presentes estados contables, el BCRA no ha reglamentado dicha norma, el Banco ha presentado al Ente Rector la adhesión al plan de reestructuración de su deuda, sujeto a las condiciones y reglamentaciones del Decreto 1262/03.

Con fecha 11 de septiembre de 2003, reformulado el 4 de febrero de 2004, el Banco presentó al BCRA un cronograma de cancelación de su deuda, que en concepto de redescuento, se mantiene con el Ente Rector, de conformidad con lo preceptuado por el artículo 3° del Decreto N° 1262/03, así como también un plan de transformación y reorganización para fortalecer la eficiencia y viabilidad del Banco.

Dicho cronograma fue elaborado partiendo de los saldos de redescuentos y adelantos otorgados por el BCRA al 28 de marzo de 2003, alcanzando a la citada fecha a miles de pesos 391.101, afectando como garantía de las asistencias brindadas, Préstamos Garantizados, que considerados a su valor técnico conservan un aforo no inferior al 125%. En la citada presentación, se contempla la cancelación de la deuda en un plazo máximo de 89 meses contados a partir del mes de marzo de 2004.

Mediante Resolución N° 3 del 5 de febrero de 2004, la Unidad de Reestructuración del Sistema Financiero autorizó al BCRA a modificar las condiciones de amortización de las asistencias establecidas en el

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

inciso b) del artículo 9 del Decreto 739/03, adecuadas por el Banco de conformidad con el cronograma en el párrafo anterior.

A la fecha de cierre de los presentes estados contables, el Banco ha honrado los vencimientos de capital e intereses, de acuerdo con el cronograma mencionado (Nota 5).

5. EXPOSICION AL SECTOR PUBLICO

El Banco mantiene registrado en sus estados contables activos con el Sector Público que alcanzan miles de pesos 4.467.923, de acuerdo con el siguiente detalle:

a) Títulos Públicos por miles de pesos 393.199, de los cuales miles de pesos 317.364 corresponden a nuevos instrumentos emitidos por el Gobierno Nacional que no se encuentran sujetos al proceso de reestructuración (BODEN 2012 miles de pesos 125.277, BODEN 2007 miles de pesos 10.970, BODEN 2008 miles de pesos 7.042, BOGAR miles de pesos 159.593, LEBAC miles de pesos 14.482).
b) Préstamos Garantizados del Gobierno Nacional por miles de pesos 593.779, siendo el origen de los mismos, el canje de títulos públicos dispuesto por Decreto 1387/01, aceptados por cancelación de préstamos hipotecarios en situación irregular y adquiridos en el mercado. Los mismos se encuentran contabilizados en el rubro Préstamos.
c) Préstamos al sector público provincial y municipal por miles de pesos 141.692.
d) Derechos a recibir BODEN 2012 (cobertura y compensación) de acuerdo con los artículos 28 y 29 del Decreto 905/02 por miles de pesos 2.519.335.
e) Créditos Diversos por miles de pesos 819.918, correspondientes a los activos transferidas al fideicomiso que garantiza los bonos y facilidades garantizadas provenientes del canje de deuda, de los cuales corresponden a Préstamos Garantizados del Gobierno Nacional por miles de pesos 56.971 y BODEN 2012 por miles de pesos 730.479, y BODEN 2012 depositados en garantía de la operación de swap de moneda por miles de pesos 32.468.

Por otra parte, los pasivos hacia el BCRA registrados al 31 de marzo de 2004, alcanzan a miles de pesos 2.141.872, siendo las acreencias relacionadas con: i) adelantos y redescuentos por razones de iliquidez refinanciados incluidos en el matching dispuesto por Decreto 1262/02 por miles de pesos 399.254 y adelantos para suscribir BODEN 2012 de acuerdo con los artículos 28 y 29 del Decreto 905/02 por miles de pesos 1.742.618.

Tal como se menciona en la Nota 4, de acuerdo con lo dispuesto por el Decreto 1262/03, la Unidad de Reestructuración del Sistema Financiero autorizó al BCRA a modificar las condiciones de amortización de las

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

asistencias otorgadas oportunamente de acuerdo al cronograma presentado. A través del procedimiento descripto en las citadas disposiciones, se han afectado en garantía de ésta obligación, tenencia de préstamos garantizados y dichas asistencias se amortizarán con el producto del cobro de los mencionados activos. La vida promedio de los préstamos garantizados efectados en garantía es superior al plazo solicitado de refinanciación de los citados adelantos.

El Banco tiene la intención de afectar la cartera de activos del sector público descriptos en el párrafo anterior con excepción de lo títulos transferidos al fideicomiso constituido como garantía de las Facilidades Garantizadas citadas en la Nota 1, en garantía a la aplicación del adelanto para financiar la suscripción de bonos cobertura, tal como lo indica el artículo 29 del Decreto 905/02.

Por otra parte, el Decreto 905/02, prevé en su artículo 17 que cada entidad financiera tendrá derecho a precancelar total o parcialmente los adelantos recibidos para la suscripción de bonos, utilizando para ello, la totalidad o en su caso, la parte equivalente de los activos afectados en garantía tomados al valor en que se encontraban registrados al momento de otorgarse el adelanto, con más su devengamiento hasta la fecha de su cancelación, menos lo efectivamente cancelado, en el supuesto de falta de pago de capital o intereses por el Estado Nacional por un plazo superior a 30 días de la fecha de vencimiento respectiva, de los bonos previstos en el capítulo II (BODEN) o de los títulos indicados en los incisos b) y c) del artículo 15 (préstamos garantizados y BOGAR).

Adicionalmente, mediante Comunicación "A" 4084 del 30 de enero de 2004, el BCRA resolvió que los activos entregados en garantía de adelantos otorgados para la suscripción de los bonos previstos en el Decreto 905/02, ratificado por el artículo 71 de la Ley 25827, podrán excluirse del tratamiento de valuación contable a valor presente, técnico o teórico (ver Notas 8.4. y 8.5.) a opción definitiva de las entidades, por parte o por el total de los adelantos, atento las previsiones del artículo 17 del mencionado Decreto, en cuyo caso serán registrados por el valor admitido a los fines de la constitución de garantías.

Atento a lo descripto precedentemente, la alta exposición del Banco al Sector Público Nacional, debe ser contemplada a la luz de los pasivos contraidos con el BCRA.

6. PLAN DE NEGOCIOS Y PROYECCIONES

Dentro del marco de la normalización del sistema financiero y de la adecuación de las entidades al régimen de capitales mínimos, el BCRA emitió la Comunicación "A" 4027, mediante la cual requirió a las entidades financieras, el desarrollo de un plan de negocios y proyecciones por el período de doce meses posteriores al 30 de septiembre de 2003.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

Con fecha 31 de octubre de 2003, el Banco presentó ante el Ente Rector la información solicitada, siendo los objetivos fijados oportunamente cumplidos a entera satisfacción, entre los que se destacan:

- Recuperación de la estabilidad financiera y fortalecimiento de la posición de liquidez.

  1) Cierre de la Oferta de Canje de Deuda Bancaria y por Obligaciones Negociables.
  2) Reprogramación asistencias del BCRA: el 5 de febrero de 2004 la Unidad de Reestructuración del Sistema Financiero autorizó al BCRA a extender el vencimiento de la deuda de Banco Hipotecario al plazo requerido de 89 meses.
  3) Obtención de compensaciones del Gobierno Nacional: el 22 de marzo de 2004 se efectuó una nueva presentación del cálculo de las compensaciones en respuesta a observaciones y a requerimientos rectificativos del BCRA, la cual fue aprobada. Queda pendiente por parte del Ente Rector la entrega de los Bonos correspondientes.

- Maximización del valor actual de la cartera de créditos.

  1) Concentración de esfuerzos en la administración del portfolio actual de créditos.
  2) Mejora de los ratios de cobranza.
  3) Reestructuración de créditos en mora pesada.

- Eficiencia y competitividad operativa.

  1) Continua optimización de recursos y reducción de costos reasignando personal a tareas de cobranza y recupero de cartera.
  2) Mantenimiento de la escala.

- Recomposición de la operatoria de intermediación financiera y de prestación de servicios.

- Fortalecimiento de la solvencia patrimonial

- Minimización de riesgos de descalce de tasas, plazos y moneda.

Con fecha 10 de marzo de 2004, el BCRA emitió la Comunicación "A" 4111, mediante la cual se rediseñó el plan de negocios y proyecciones a presentar por las entidades financieras, llevando el plazo de las mismas a 24 meses a partir del 31 de diciembre de 2003.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

El Plan de Negocios para el período 2004 – 2006, presentado ante el BCRA el 19 de abril de 2004, se concentra en el desarrollo de negocios orientados a una banca universal construida sobre la actual franquicia del negocio hipotecario, según el siguiente esquema de objetivos y metas:

1) Desarrollo de nuevos productos y servicios.

a) Ofrecer servicios de Banca Comercial.

- Préstamos al consumo.
- Préstamos corporativos.
- Financiamiento estructurado.
- Comercio Exterior.
- Banca transaccional minorista.

b) Apalancamiento sobre la solvencia del Banco.

- Depósitos minoristas.
- Adquisición de operaciones, tecnología y redes.

c) Posicionamiento para capturar market share.

d) Incrementar ingresos de negocios relacionados con el crédito hipotecario.

- Nuevos seguros vinculados a la vivienda.
- Actividades de servicing de cartera de terceros.
- Financiamiento estructurado para proyectos de construcción.
- Nuevas estructuras de créditos hipotecarios.

2) Utilizar una franquicia financiera propia auto suficiente.

e) Continuar esfuerzos para mejorar ratios de cobranza.

f) Continuar con la política de reducción de costos y mejoras en eficiencias.

Con fecha 25 de abril de 2004, se presentó ante la Unidad de Reestructuración del Sistema Financiero, la reformulación y rectificación del Plan de Transformación y reorganización (Decreto 1262/03). Dicha información fue presentada en concordancia con la presentación realizada el 19 de abril de 2004 ante el BCRA, en el marco de la Comunicación "A" 4111.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

7. BANCO HIPOTECARIO SOCIEDAD ANONIMA

La Ley 24855, sancionada el 2 de julio de 1997, promulgada por el Poder Ejecutivo Nacional (PEN) mediante Decreto 677 del 22 de julio de 1997 y el Decreto reglamentario 924/97 declaró al Banco Hipotecario Nacional "sujeto a privatización" en los términos de la Ley 23696 y dispuso que el PEN proceda a su transformación en sociedad anónima. La nueva Entidad que surja de esta transformación actuará bajo la denominación "Banco Hipotecario Sociedad Anónima" y como banco comercial bajo el régimen de la Ley 21526 y sus modificatorias y reglamentarias y continuará, con los alcances previstos en la normativa, con los derechos y obligaciones de su predecesor.

La Ley 24855 y su Decreto reglamentario disponen que Banco Hipotecario Sociedad Anónima deberá atender por un plazo de 10 años a partir de la promulgación de la ley, entre otras, las actividades de financiación de la construcción y/o adquisición de viviendas en todo el territorio nacional. Además deberá mantener líneas de crédito destinadas a la financiación de la construcción de viviendas en pequeñas localidades del país por un monto equivalente al 10% del total de créditos que otorgue para la construcción.

Banco Hipotecario Sociedad Anónima cuenta con un capital social de miles de pesos 1.500.000, totalmente suscripto e integrado, representado por 150.000.000 de acciones ordinarias escriturales clases A, B, C y D de valor nominal $10 cada una y un voto por acción, con excepción del derecho especial de voto múltiple previsto para las acciones Clase D determinado en su estatuto social.

Con fecha 2 de febrero de 1999 el Banco de la Nación Argentina, en su carácter de fiduciario del Fideicomiso de Asistencia al Fondo Fiduciario Federal de Infraestructura Regional, efectuó la oferta pública combinada de 42.000.000 acciones Clase D ordinarias y 270.000 opciones, representando cada una de estas últimas el derecho a la compra de 100 acciones, debiendo los inversores adquirir una cantidad mínima de acciones clase D para poder ser adjudicatarios de las opciones. Dicho derecho expiró el 2 de febrero de 2004.

Se colocaron en el mercado local de capitales, con la autorización de la Comisión Nacional de Valores de la República Argentina, 13.616.606 acciones Clase D y 61.289 opciones y en el mercado internacional de capitales conforme a la Norma 144A bajo la Securities Act de 1933 de los Estados Unidos de América, 28.383.394 ADSs (Acciones Depositadas en Custodia), cada una representativa de una acción Clase D y 208.711 opciones.

Como consecuencia de la conclusión del plazo para el ejercicio de las opciones indicadas precedentemente, con fecha 2 de febrero de 2004 ciertos tenedores de las mismas adquirieron 17.909.500 de acciones clase D.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

8. BASES DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

Los presentes estados contables han sido preparados de acuerdo con normas contables establecidas por el BCRA mediante Circular CONAU 1, complementarias y modificatorias.

Los estados contables de la entidad predecesora, Banco Hipotecario Nacional, han sido ajustados por inflación conforme a las pautas descriptas en la Comunicación "A" 551 del Banco Central de la República Argentina hasta el ejercicio cerrado el 31 de diciembre de 1994 y preparados de acuerdo con las normas establecidas por Circular CONAU 1. A partir del 1° de enero de 1995, y de acuerdo con la autorización conferida por la Resolución 388 de la Superintendencia de Entidades Financieras y Cambiarias del Banco Central de la República Argentina, se discontinuó la aplicación del ajuste por inflación de los estados contables hasta el 31 de diciembre de 2001. A partir del 1 de enero de 2002, y como consecuencia de la aplicación de la Comunicación "A" 3702, basada en la derogación de toda norma legal y reglamentaria que impedía la reexpresión de saldos contables a moneda de cierre, el Banco reanudó la aplicación del ajuste por inflación, siguiendo el método de reexpresión establecido por la Resolución Técnica Nro. 6 de la Federación Argentina de Consejos Profesionales en Ciencias Económicas (FACPCE) utilizando el coeficiente de ajuste derivado del índice de precios internos al por mayor publicado por el Instituto Nacional de Estadísticas y Censos (INDEC). Asimismo, se ha considerado que las mediciones contables por el cambio en el poder adquisitivo de la moneda entre el 31 de diciembre de 1994 y 2001, se encuentran expresadas en moneda de esta última fecha.

Con fecha 25 de marzo de 2003, el Poder Ejecutivo Nacional emitió el Decreto 664 que establece que los estados contables de ejercicios que cierran a partir de dicha fecha sean expresados en moneda nominal. En consecuencia, y de acuerdo con la Comunicación "A" 3921 del BCRA, se discontinuó la reexpresión de los estados contables a partir del 1 de marzo de 2003.

El Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires aprobó las Resoluciones Técnicas N° 16 "Marco conceptual de las normas contables profesionales"; N° 17 "Normas contables profesionales: desarrollo de cuestiones de aplicación general"; N° 18 "Normas contables profesionales: desarrollo de algunas cuestiones de aplicación particular", N° 19 "Modificaciones a las Resoluciones Técnicas N° 4, 5, 6, 8, 9, 11 y 14", N° 20 "Instrumentos derivados y operaciones de cobertura" y N° 21 "Valor patrimonial proporcional – Consolidación de estados contables – Información a exponer sobre partes relacionadas", a través de sus Resoluciones C 238/01, C 243/01, C 261/01, C 262/01, C 187/02 y M 5/03, respectivamente. Las mencionadas Resoluciones Técnicas y las modificaciones incorporadas, entraron en vigencia para los ejercicios iniciados a partir del 1 de julio de 2002, excepto la última citada cuya fecha de vigencia es el 1 de abril de 2003. A la fecha de emisión de los presentes estados contables el BCRA no ha adoptado estas Resoluciones Técnicas.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

Los principales criterios de exposición y valuación seguidos para su preparación, se describen a continuación:

8.1. Activos y pasivos en moneda extranjera

Se han valuado al tipo de cambio de referencia del dólar estadounidense difundido por el BCRA o en el caso de tratarse de monedas distintas, se convirtieron a dólar estadounidense utilizando los tipos de pase comunicados por la mesa de operaciones del BCRA, vigentes al cierre de las operaciones del último día hábil de los períodos finalizados el 31 de marzo de 2004 y 2003.

8.2. Activos en oro y otros metales preciosos

Las tenencias de oro y plata han sido valuadas utilizando la última cotización cierre vendedor registrada en el mercado de Londres, en dólares estadounidenses, neto de los gastos directos de venta y convertidos a pesos al tipo de cambio de referencia del dólar estadounidense difundido por el BCRA vigente al cierre de las operaciones del último día hábil de los periodos finalizados el 31 de marzo de 2004 y 2003.

Atento lo dispuesto mediante Comunicación "A" 2290 del BCRA, las tenencias de plata han sido incluidas en el rubro Disponibilidades teniendo en cuenta que: i) cuentan con un valor de mercado que surge de cotizaciones diarias de transacciones relevantes y ii) son amonedados o conforman "barras de buena entrega" de acuerdo con la normativa contemplada por el Ente Rector.

8.3. Devengamiento de intereses y ajustes de capital (CER y CVS)

El devengamiento de intereses para la totalidad de las operaciones activas y ciertas operaciones pasivas, en moneda nacional y en moneda extranjera y cuyo lapso de vigencia supere los noventa y dos días se ha efectuado siguiendo el método exponencial, interrumpiéndose el devengamiento de intereses para préstamos cuya mora supera los noventa días.

Los ajustes de capital por aplicación del CER y CVS fueron devengados de acuerdo con normas emitidas por el BCRA, interrumpiéndose el devengamiento de los mismos para préstamos cuya mora supera los noventa días (ver Nota 2).

Guillermo C. Martinz Gerente de Contaduria General BANCO HIPOTECARIO S.A.	**Hugo L. Chiera** Sub Gerente General a/c Gerencia General BANCO HIPOTECARIO S.A.	Inicialado a efectos de su identificación con nuestro informe de fecha 06/05/2004 PRICE WATERHOUSE & Co. C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Clarisa D. Lifsic Presidente BANCO HIPOTECARIO S.A.	**Ricardo Flammini** *Por Comisión Fiscalizadora*	

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

8.4. Títulos públicos y privados

Con cotización - Del país y del exterior:

Los títulos clasificados en las cuentas de "Tenencias para operaciones de compra-venta o intermediación" e "Inversiones en títulos privados con cotización" se han valuado de acuerdo al valor de cotización al último día de operaciones del período.

Los Bonos del Gobierno Nacional BODEN en US$ 2012 clasificados en las cuentas de "Tenencias en cuentas de inversión" se han incorporado por su valor técnico, de acuerdo con los considerandos establecidos en la Comunicación "A" 3785. Al fin de cada período se acrecientan en función de los intereses devengados según las condiciones de emisión. El nuevo saldo en moneda extranjera se convierte a pesos según el tipo de cambio de referencia publicado por el BCRA.

Los Bonos del Gobierno Nacional BODEN recibidos en dación en pago de titulares de préstamos hipotecarios, de acuerdo con lo establecido por Decreto 905/02, han sido valuados a su poder cancelatorio de asistencias recibidas del BCRA, esto es a $1.40 más CER.

Los títulos públicos nacionales originalmente emitidos en moneda extranjera y bajo legislación local, han sido pesificados a la relación $1,40 por dólar estadounidense, de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias.

Sin cotización - Del país:

Los títulos clasificados en las cuentas de "Títulos públicos sin cotización" se encuentran valuados al valor de costo más las actualizaciones y rentas devengadas pendientes de cobro.

Se encuentran registrados "Bonos Garantizados" emitidos por el Fondo Fiduciario para el Desarrollo Provincial recibidos en el marco del Decreto N° 1579/02, Resolución 539/02 del Ministerio de Economía y normas complementarias. Los mismos han sido valuados a valor presente de acuerdo con los lineamientos expresados en la Comunicación "A" 3911, complementarias y modificatorias.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

8.5. Préstamos

La cartera de préstamos en situación regular y cuya mora no supere los noventa días se encuentra valuada por los capitales efectivamente prestados, más los intereses capitalizados, netos de amortizaciones de capital percibidas y reconsideraciones de saldos de deuda, más ajustes (CER y CVS, en los casos que corresponda) e intereses devengados a cobrar y deducida la previsión estimada para cubrir riesgos de incobrabilidad.

A efectos de los presentes estados contables se denominan Préstamos Pre-91 a aquellos originados con anterioridad al 1° de abril de 1991 o créditos individuales provenientes de operaciones globales iniciadas con anterioridad a dicha fecha y Préstamos Post-91 a todos aquellos créditos originados con posterioridad a la fecha señalada.

Los préstamos garantizados se valuaron hasta el 28 de febrero de 2003, de acuerdo al origen de los mismos, como: i) recibidos por el canje de títulos públicos nacionales, de acuerdo con lo establecido por el Decreto 1387/01, a la relación establecida por el Ministerio de Economía (valor nominal más intereses corridos al 6 de noviembre de 2001 menos cupones a cobrar hasta el 30 de noviembre de 2001), manteniendo al efecto el valor que dichos títulos públicos registraban en cuentas de inversión; ii) recibidos en canje por títulos públicos aceptados por cancelación de préstamos que se encontraban en situación irregular (Comunicación "A" 3398), a valor nominal menos previsión por riesgo de incobrabilidad o valor de cotización de los mismos, el mayor. La diferencia positiva entre el valor nominal de los préstamos recibidos y el valor que dichos títulos canjeados registraban en cuentas de inversión o valor contable según corresponda, se devenga en forma lineal durante la vida de los citados préstamos. Los préstamos garantizados originalmente emitidos en moneda extranjera y bajo legislación local, han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias, aplicándose sobre dicho monto el CER desde el 3 de febrero de 2002.

Según lo dispuesto por la Comunicación "A" 3911, complementarias y modificatorias del BCRA, los préstamos garantizados Decreto 1387/01 y otros préstamos del sector público se valúan a su valor presente (flujo de fondos según condiciones contractuales, descontados a las tasas de interés dispuestas por el BCRA) o a su valor técnico (importe, actualizado, de corresponder por CER, más intereses devengados según condiciones contractuales), el menor. Ese valor se lo compara con el valor teórico (valor contable al 28 de febrero de 2003, neto de la cuenta regularizadora, más, si correspondiera ajuste por CER). Las diferencias que surjan de esta comparación se reflejan en una cuenta regularizadora del activo, si el resultado es positivo e imputándose a resultados si el mismo es negativo. Dicho saldo se ajustará en función del importe que se determine al realizar el cálculo de las diferencias entre dichos

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

conceptos, hasta agotarlo. Una vez agotado ese saldo, las diferencias que se registren posteriormente por la valuación, se imputarán a resultados.

Los préstamos garantizados incorporados con posterioridad al 28 de febrero de 2003 se valúan a su valor de costo acrecentado por los intereses devengados de acuerdo con su tasa interna de retorno.

Otros préstamos al sector público, no incluidos en el párrafo anterior, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias aplicándose el CER a partir del 3 de febrero de 2002 y estableciendo tasas máximas según lo dispuesto por Decreto 1579/02, en caso de haberse presentado dichos activos al canje provincial (Nota 39).

Los préstamos al Sector Privado no Financiero, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,00 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias aplicándose el CER y CVS a partir del 3 de febrero de 2002 y estableciéndose tasas máximas de acuerdo al prestatario.

8.6. Otros créditos por intermediación financiera

Los créditos hipotecarios individuales cedidos en fideicomiso pendientes de titulización registrados en el presente rubro se han valuado y pesificado siguiendo el criterio expuesto en el punto 8.3. y 8.5.

El importe registrado en la cuenta "Otros no comprendidos en las normas de clasificación de deudores - Compensación a Recibir del Gobierno Nacional" incluye el equivalente en pesos a su valor técnico del derecho a recibir, de acuerdo con los artículos 28 y 29 del Decreto 905, hasta tanto el BCRA acredite el remanente de los BODEN 2012 en dólares estadounidenses solicitados en cumplimiento de dicha disposición (ver Nota 3).

El Banco ha efectuado una operación de recompra de sus obligaciones negociables mediante un acuerdo de financiación con DePfa. Dichos derechos han sido valuados a valor de mercado de las obligaciones negociables subyacentes al cierre del presente período.

Los derechos emergentes de la operación de total return swap que comprende acciones propias del Banco, han sido valuados al precio de mercado del subyacente al cierre del presente período.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

8.7. Participaciones en otras sociedades

Este rubro comprende principalmente las participaciones que el Banco mantiene en BACS Banco de Crédito y Securitización Sociedad Anónima, BHN Inmobiliaria Sociedad Anónima y BHN Sociedad de Inversión Sociedad Anónima (Nota 28). Al 31 de marzo de 2004 y 2003, dichas participaciones se encuentran registradas a su valor patrimonial proporcional más, en caso de corresponder, las utilidades no trascendidas a terceros, cuyos montos ascienden a miles de pesos 116.638 y miles de pesos 108.957, respectivamente.

Las citadas participaciones surgen de los estados contables correspondientes a los períodos económicos finalizados el 31 de marzo de 2004 y 2003 de BACS Banco de Crédito y Securitizaciones Sociedad Anónima; a los períodos económicos finalizados el 30 de septiembre de 2003 y el 31 de marzo de 2003 de BHN Sociedad de Inversión Sociedad Anónima; en tanto que los estados contables de BHN Inmobiliaria corresponden al período económico finalizado el 31 de marzo de 2003.

Las restantes participaciones se encuentran valuadas al valor de costo o valor estimado de recupero según corresponda, el menor.

8.8. Créditos Diversos

Los BODEN 2012 y Préstamos Garantizados del Gobierno Nacional depositados en garantía, se valúan siguiendo los criterios expuestos en el tercer párrafo del punto 8.4. y quinto párrafo del punto 8.5., respectivamente.

8.9. Bienes de uso y diversos

Estos bienes se encuentran registrados a su valor de costo reexpresados en moneda constante hasta el 28 de febrero de 2003, siguiendo el método expuesto en el segundo y tercer párrafo de la presente nota, neto de las depreciaciones acumuladas calculadas por el método de línea recta en función de la vida útil estimada de los bienes. El costo de los bienes incorporados antes del 31 de diciembre de 1994 se encuentran reexpresados en moneda constante de esa fecha, en tanto que los movimientos posteriores a dicha fecha se encuentran valuados a moneda corriente del período al que corresponden.

El Banco registra en el rubro "Bienes Diversos – Bienes Tomados en Defensa del Crédito", unidades de vivienda ingresadas al patrimonio del Banco en concepto de cancelación de créditos hipotecarios. Los mismos se valúan a su valor de mercado o el valor del crédito neto de previsiones, el menor.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

Los valores residuales de los bienes en su conjunto no exceden los valores de utilización económica, excepto por los bienes destinados a la venta, los cuales no superan su valor neto de realización.

8.10. Primas por seguros sobre viviendas, de vida, de desempleo en operaciones de préstamos y otras

La política del Banco es reconocer los ingresos por primas en oportunidad de producirse el devengamiento de la cuota del préstamo respectivo, excepto para aquellos préstamos cuya mora supere los noventa días, en tanto que los cargos por siniestros son imputados a resultados en el período en que estos ocurren.

En los estados contables se refleja una reserva por miles de pesos 12.013 que se expone en el Patrimonio Neto - Reservas de Utilidades - Otras y una reserva por la actividad de seguros por miles de pesos 9.427 y miles de pesos 9.943 al 31 de marzo de 2004 y 2003, respectivamente, expuesta en el rubro "Previsiones" del Pasivo.

8.11. Bienes intangibles

Corresponde a gastos de organización y desarrollo de sistemas. Los mismos han sido reexpresados en moneda constante hasta el 28 de febrero de 2003 siguiendo el método expuesto en el primer párrafo de la presente nota y se amortizan sobre base mensual y por el método de línea recta en función de la vida útil asignada.

8.12. Depósitos

Los depósitos se encuentran valuados a su valor de imposición, más ajustes (CER) e intereses devengados en caso de corresponder. La retribución fija de cada operación se devenga en forma exponencial, en tanto que la retribución variable se devenga aplicando la proporción de retribución pactada a la variación positiva en el precio del activo financiero o índice de activos financieros, operada entre el momento de concertación y el cierre de mes.

Los depósitos, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias, aplicándose el CER a partir del 3 de febrero de 2002.

8.13. Otras obligaciones por intermediación financiera

Las operaciones originalmente pactadas en moneda extranjera de opciones y futuros liquidadas y/o con acuerdo de liquidación escritos entre las partes con anterioridad a la vigencia de Decreto 992/02 se

Guillermo C. Martinz *Gerente de Contaduría General* BANCO HIPOTECARIO S.A.	Hugo L. Chiera Sub Gerente General a/c Gerencia General BANCO HIPOTECARIO S.A.	Inicialado a efectos de su identificación *con nuestro informe de fecha 06/05/2004* PRICE WATERHOUSE & Co. C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Clarisa D. Lifsic Presidente BANCO HIPOTECARIO S.A.	Ricardo Flammini Por Comisión Fiscalizadora	

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

encuentran valuadas a los distintos tipos de cambio pactados en la liquidación de cada operación entre las partes. Las restantes operaciones no renegociadas a la fecha de vigencia del citado decreto han sido pesificadas a la relación de cambio $1,40 por dólar estadounidense, encontrándose registradas como operaciones a la vista.

El Banco ha adquirido una opción de compra por miles de euros 100.000. La prima sobre dicho derecho ha sido valuada a precio de mercado al cierre del periodo.

8.14. Valuación de Opciones

Las primas por opciones de compra lanzadas y tomadas se han devengado linealmente durante el plazo de duración del contrato.

8.15. Derecho de apreciación de acciones.

Al 31 de marzo de 2004, se constituyó una previsión de pasivo por miles de pesos 59.271 por la cláusula de Stock Appreciation Right ("StARS") comprendida en la emisión de la Facilidad Garantizada a Mediano Plazo (Nota 1).

8.16. Indemnizaciones por despido

El Banco no constituye previsiones para cubrir el riesgo de las indemnizaciones por despido del personal. Las erogaciones correspondientes a este concepto son cargadas a los resultados del período en que se producen.

8.17. Impuesto a las ganancias

De acuerdo con lo establecido en el artículo 28 de la Ley 24855, Banco Hipotecario Sociedad Anónima está alcanzado por el impuesto a las ganancias, excepto para todas las operaciones de crédito para la vivienda concretadas con anterioridad al 23 de octubre de 1997, fecha de inscripción del estatuto en la Inspección General de Justicia.

El Banco reconoce, cuando corresponda, los cargos a resultados y registra una provisión en el pasivo por el impuesto determinado sobre sus operaciones imponibles en el ejercicio fiscal al que correspondan.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

8.18. Impuesto a las ganancias mínimas presuntas

No obstante que el impuesto ingresado puede considerarse como un crédito fiscal a cuenta del impuesto a las ganancias por un período de hasta 10 años, el Banco ha imputado dicha erogación a resultados.

8.19. Patrimonio neto

a. Capital social, reservas y ajuste de capital:

Los movimientos y saldos en cuentas del patrimonio neto anteriores al 31 de diciembre de 1994 han sido reexpresados en moneda de esa fecha, siguiendo el método expuesto en la presente nota. Los movimientos posteriores a dicha fecha se encuentran expuestos en moneda corriente del ejercicio al que corresponden. Los saldos de cuentas del Patrimonio Neto al 31 de marzo de 2004 se encuentran reexpresados hasta el 28 de febrero de 2003 de acuerdo con lo expresado en el tercer párrafo. El ajuste derivado de la reexpresión del saldo de "Capital Social" fue imputado a "Ajustes al Patrimonio".

b. Resultados:

Se encuentran imputados los resultados devengados en el período, con independencia de que se haya efectivizado su cobro o pago. Los resultados monetarios por exposición a la inflación fueron determinados hasta el 28 de febrero de 2003 según se indica:

b.1) Resultado monetario por intermediación financiera: incluye el resultado por exposición a la inflación originado en activos y pasivos relacionados con el ejercicio de la actividad de intermediación habitual entre la oferta y la demanda de recursos financieros.

b.2) Resultado monetario vinculado con egresos operativos: incluye el resultado por exposición a la inflación originado en activos y pasivos monetarios en pesos, relacionados con gastos de administración.

b.3) Resultado monetario por otras operaciones: Incluye el resultado por exposición a la inflación originado en activos y pasivos que no están relacionados con la intermediación financiera.

La preparación de estados contables requiere por parte del Directorio del Banco la realización de estimaciones que afectan activos y pasivos, resultados del período y la determinación de activos y pasivos contingentes a la fecha de los mismos. Dado que dichas estimaciones involucran juicios de valor respecto de la probabilidad de ocurrencia de hechos futuros, los resultados reales pueden diferir de los estimados pudiendo

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

ocasionar pérdidas o ganancias que afecten los periodos subsecuentes. Por otra parte se han considerado todas las disposiciones legales y reglamentarias vigentes hasta la fecha de presentación.

La información de los estados contables del período anterior, que se presenta a fines comparativos, incluye ciertas reclasificaciones y ajustes que contemplan aspectos específicos de exposición a los efectos de presentarla sobre bases uniformes con las del presente período.

9. DIFERENCIAS ENTRE NORMAS DEL BCRA Y NORMAS CONTABLES PROFESIONALES

Las principales diferencias entre las normas del BCRA y las normas contables profesionales, considerando lo expuesto en la primera parte de la Nota 8, se detallan a continuación:

9.1. Criterios de valuación

a) Compensación a recibir, según artículos 28 y 29 del Decreto 905/02 y títulos en cuentas de inversión

Al 31 de marzo de 2004 y 2003, el Banco mantiene contabilizado en los rubros "Títulos Públicos – Tenencias en cuentas de inversión", "Otros Créditos por Intermediación Financiera – Otros no comprendidos en las normas de clasificación de deudores" y "Créditos Diversos – Otros" los títulos públicos recibidos y a recibir, respectivamente, originados en la compensación establecida por los artículos 28 y 29 del Decreto 905/02.

Adicionalmente, existen BODEN 2012 recibidos como cancelación de préstamos hipotecarios, mantenidos en cuentas de inversión.

De acuerdo con las normas contables profesionales vigentes, los activos mencionados precedentemente deben valuarse a su valor corriente.

A la fecha de aprobación de estos estados contables, el volumen negociado de estos activos no ha sido significativo. Por lo tanto, los valores de mercado conocidos pueden no ser representativos del valor efectivo al cual los mencionados activos se realicen.

b) Previsiones Sector Público No Financiero

La normativa vigente respecto a previsionamiento emanada del BCRA determina que las acreencias con el Sector Público no se encuentren sujetas a previsiones por riesgo de

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

incobrabilidad. De acuerdo con normas contables profesionales dichas previsiones deben estimarse en función al riesgo de recuperabilidad de los activos.

c) Contabilización del impuesto a las ganancias por el método del impuesto diferido

El Banco determina el impuesto a las ganancias aplicando la tasa vigente sobre la utilidad impositiva estimada, sin considerar el efecto de las diferencias temporarias entre el resultado contable y el impositivo. De acuerdo con las normas contables profesionales, el reconocimiento del impuesto a las ganancias debe efectuarse por el método del impuesto diferido (Nota 32).

d) Valuación de opciones

El Banco valúa las primas por opciones de compra lanzadas y tomadas en base al devengamiento lineal. Este criterio difiere de las normas contables profesionales, las que determinan que las mismas deben valuarse a su valor de mercado.

e) Valor actual neto de préstamos garantizados, títulos públicos y otros similares

Por resolución N° 87/03, el CPCECABA suspendió la aplicación del criterio de medición al valor actual, mediante la aplicación de una tasa de interés relevante de mercado, en base a futuros ingresos o egresos de fondos de préstamos, inversiones y otras cuentas por cobrar o pagar generadas por la actividad específica de las entidades financieras. Dicho criterio difiere con lo dispuesto por la Comunicación "A" 3911.

f) Valuación a valor patrimonial proporcional

La RT 21 establece para el cálculo del valor patrimonial proporcional, que las fechas de cierre de los ejercicios económicos deben ser coincidentes para la inversora como así también para las emisoras, este criterio difiere de lo dispuesto por el BCRA. Adicionalmente deberá considerarse igual criterio de valuación de acuerdo con normas contables profesionales para todas las subsidiarias.

g) Reexpresión a moneda constante

Los estados contables al 31 de marzo de 2003 reconocen los efectos de las variaciones en el poder adquisitivo de la moneda hasta el 28 de febrero de 2003, siguiendo el método de reexpresión establecido por la RT N° 6 (modificada por la RT N° 19) de la FACPCE. De acuerdo con lo dispuesto por el Decreto 664/03 del Poder Ejecutivo, la Comunicación "A" 3921 del

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

BCRA y la Resolución 441 de la CNV, el Banco discontinuó la aplicación de dicho método y, por lo tanto, no reconoció contablemente los efectos de las variaciones en el poder adquisitivo de la moneda originados a partir del 1 de marzo de 2003.

De acuerdo con lo dispuesto por las Resoluciones MD 10 y 41/2003 del CPCECABA, las normas contables profesionales mantuvieron vigente la aplicación de este método hasta los ejercicios cerrados al 30 de septiembre de 2003.

No obstante, dado que la variación del IPIM por el período marzo/septiembre de 2003 fue de 2,1% (negativa), los efectos de no haber reconocido dichas variaciones no han sido significativos en relación con los presentes estados contables.

9.2. Aspectos de exposición

a) Estados contables comparativos

De acuerdo con normas contables profesionales, el Banco debería presentar la información comparativa del estado de situación patrimonial con la correspondiente al mismo estado a la fecha de cierre del ejercicio completo precedente, en este caso, el 31 de diciembre de 2003.

b) Estado de origen y aplicación de fondos, Resultado por acción y Segmento de negocio

El criterio establecido por la RT 19, para la exposición de estos conceptos, difiere de lo que se establece la CONAU 1 del BCRA.

10. CLASIFICACIÓN Y PREVISIONAMIENTO DE DEUDORES

Las previsiones por riesgo de incobrabilidad constituidas al 31 de marzo de 2004 contemplan las previsiones mínimas requeridas por el Banco Central de la República Argentina, el previsionamiento de créditos individuales refinanciados de acuerdo con el criterio detallado en los párrafos siguientes, el fondo especial de subsidio (Nota 11), incluido el aporte especial efectuado por el Banco al 31 de marzo de 2000 y ciertas estimaciones relacionadas con el impacto coyuntural sobre la recuperabilidad de la cartera de préstamos hipotecarios.

Los intereses capitalizados con anterioridad a la entrada en mora de los créditos son previsionados de acuerdo con las pautas mínimas de previsionamiento, considerándose los mismos como capital.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

En virtud de las pautas establecidas por la Ley 24441 de Financiamiento de la Vivienda y la Construcción, el criterio de previsionamiento seguido por el Banco para los emprendimientos constructivos con transmisión de dominio fiduciario, incluidos en la cartera comercial, consiste en la clasificación del deudor en función de la evaluación del flujo de fondos futuro de los emprendimientos en curso de ejecución, considerando cada uno de dichos emprendimientos como un flujo de fondos independiente del resto del patrimonio del deudor.

El Banco mantiene la siguiente política de clasificación y previsionamiento sobre créditos individuales que se encuentran en situación irregular y sean reestructurados:

a. Mantener la clasificación de todos aquellos préstamos que sean objeto de: i) aplicación del artículo 13 de la Ley 24143 y/o; ii) reestructuración, ya sea mediante convenio de pago, capitalización de la mora o subsidio, hasta seis meses posteriores a la normalización de los mismos,

b. Vencido el plazo establecido en el punto precedente, a partir del séptimo mes se procederá, según corresponda, de la siguiente manera:

   b.1. Si no se verificara un atraso mayor a 30 días en el pago de los servicios, se clasificará el préstamo en categoría "normal".

   b.2. Si se verificara un atraso mayor a los 30 días en el pago de los servicios, su clasificación resultará de la sumatoria de los días de atraso actual y los que registraba antes de la refinanciación hasta tanto el atraso no resulte igual o inferior a los 30 días, en cuyo caso sería de aplicación lo determinado en el acápite anterior.

c. Todos aquellos créditos de las carteras de préstamos hipotecarios individuales que superen los 24 meses de mora serán previsionados al 100%, procediéndose a su desafectación del activo del Banco como máximo transcurridos 3 meses contados a partir del momento en que fueran totalmente previsionados.

d. Aquellos créditos que habiendo sido desafectados del activo, de acuerdo con las pautas indicadas en el punto c. anterior, sean reestructurados y regularicen su situación, serán reincorporados al activo del Banco cuando los mismos no verifiquen atrasos superiores a 30 días durante seis meses consecutivos.

Como consecuencia de lo expuesto en los puntos c. y d. anteriores y la aplicación de la Comunicación "A" 2357 del Banco Central de la República Argentina, sus complementarias y modificatorias, al 31 de marzo de 2004 y 2003 se encuentran registrados en cuentas de orden miles de pesos 877.093 y miles de pesos 646.575 respectivamente.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

El Directorio del Banco, en función de lo mencionado anteriormente, considera que las previsiones por riesgo de incobrabilidad constituidas son suficientes para mantener el nivel de previsiones mínimas exigidas por las normas del Banco Central de la República Argentina y por las normas contables profesionales sobre el monto total de la cartera.

11. FONDO ESPECIAL DE SUBSIDIO

El artículo 13 de la Ley 24143 dispuso la constitución por parte del Banco de un fondo especial destinado a subsidiar los servicios de reembolso de los prestatarios que se encuentren afectados por situaciones de emergencia económica que no pudieran ser atendidas mediante la renegociación del crédito. Dicho fondo fue oportunamente reglamentado por el Banco, y a partir de ese momento se integra mediante la afectación del 2% de las sumas percibidas en concepto de intereses sobre préstamos para la vivienda. El saldo del fondo al 31 de marzo de 2004 y 2003 alcanza a miles de pesos 13.404 y miles de pesos 16.109, respectivamente, incluyendo el aporte extraordinario efectuado al 31 de marzo de 2000, precedente y deducidas las correspondientes aplicaciones. La Ley 24855 dispuso que el Banco deberá continuar por un plazo de 10 años a partir del 22 de julio de 1997 realizando aportes a dicho fondo en los términos establecidos en la Ley 24143.

12. BIENES DE DISPONIBILIDAD RESTRINGIDA

Al 31 de marzo de 2004, el Banco Central de la República Argentina otorgó al Banco asistencia financiera por miles de pesos 392.915. Como garantía de estas operaciones, se constituyeron derechos de prenda en primer grado sobre activos creditorios provenientes del Contrato de préstamo garantizado a tasa fija (7%) con vencimiento en 2011 por aproximadamente miles de pesos 491.041. A tal efecto, se encuentra registrado en el rubro Otras Obligaciones por Intermediación Financiera el financiamiento obtenido, y en cuentas de orden los saldos representativos de los derechos eventuales.

De acuerdo con lo dispuesto por el Decreto 905 el BCRA otorgará financiación a las entidades financieras para la suscripción de Bonos del Estado Nacional (BODEN 2012 en dólares estadounidenses) destinados a cubrir la posición neta negativa en moneda extranjera, requiriendo al efecto activos en garantía sobre dicha financiación. A la fecha de los presentes estados contables, y de acuerdo con lo mencionado en las Notas 3.1. y 5, 4° párrafo, no se han individualizado la totalidad de los activos que el Banco ofrecerá al Ente Rector.

De conformidad con los compromisos asumidos en la Oferta de Canje de la deuda externa del Banco (Nota 1), se constituyó un fideicomiso bajo la ley Argentina mediante un Contrato de Fideicomiso celebrado entre el Banco y ABN AMRO Bank NV, sucursal Argentina. Al 31 de marzo de 2004 se encuentran transferidos

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

al fideicomiso miles de pesos 730.479 en BODEN 2012 y miles de pesos 56.971 en Préstamos Garantizados del Gobierno Nacional. Estas garantías se encuentran registradas en el rubro "Créditos Diversos" (Nota 16).

Al 31 de marzo de 2004, el Banco mantiene depositados miles de pesos 32.468 de BODEN 2012, como garantía por la operación de swap de moneda. (Nota 18.4.).

Al 31 de marzo de 2004 el Banco ha constituido garantías específicas sobre operaciones de opciones de compra de acciones lanzadas, por miles de pesos 377. Estas garantías se encuentran registradas en el rubro "Créditos Diversos" (Nota 16).

13. SEGURO SOBRE BIENES QUE GARANTIZAN LA CARTERA HIPOTECARIA Y SEGUROS DE VIDA Y DE DESEMPLEO SOBRE BENEFICIARIOS

El Banco otorga cobertura de seguros sobre:

- **Viviendas hipotecadas que garantizan su cartera de créditos, por el valor asignado a los bienes asegurados:** Daños materiales causados por incendios, explosiones, rayos, terremotos, ciertos hechos de tumulto popular, terrorismo y otros según las condiciones generales establecidas por el Banco.

- **Seguro de vida cancelatorio de deuda para los prestatarios del Banco:** Riesgo de muerte del responsable económico, prestatario o no, con efecto cancelatorio de la deuda por capital que se registre a la fecha del siniestro, según las condiciones establecidas por el Banco. Son asegurables las personas físicas menores a 56 años y hasta que cumplan 80 años de edad.

- **Seguro de Desempleo de los responsables económicos que sean titulares de operaciones de crédito:** Cubre el riesgo de desempleo cuando se cumplan las condiciones estipuladas en la Ley Nacional de Empleo 24013 con una cobertura máxima de hasta seis cuotas mensuales, con opción a renovar dicha cobertura por otros seis servicios con pago de prima adicional, una vez que el asegurado haya celebrado contrato de trabajo por un plazo superior a doce meses.

- **Seguro combinado familiar sobre viviendas:** cubre diferentes riesgos tales como, incendio y robo de contenido general y equipo electrónico de uso doméstico, cristales, responsabilidad civil por incendio o explosión, remoción de escombros, daños al edificio por robo, gastos de hospedaje y servicios de asistencia domiciliaria.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

Las políticas contables establecidas por el Banco para registrar las operaciones vinculadas a estos seguros se describen en Nota 8.9. La Entidad cubre los riesgos involucrados por la actividad aseguradora con su propio patrimonio.

Asimismo, el Banco comercializa seguros sobre Accidentes Personales y Salud, cuyas cobertura, riesgo y siniestros son asumidos por Compañías Aseguradoras independientes del Banco Hipotecario.

El monto de las primas de seguro por los conceptos arriba mencionados, los siniestros abonados y los cargos vinculados con la actividad aseguradora, imputados a los resultados de los períodos finalizados el 31 de marzo de 2004 y 2003, fueron los siguientes:

	31/03/04	31/03/03
	Miles de pesos	Miles de pesos
Primas seguro de incendio	3.065	3.573
Primas seguro de vida	6.631	7.354
Primas seguro de desempleo	406	469
Primas seguros adicionales	433	287
Total primas (Nota 22)	10.535	11.683

	31/03/04	31/03/03
	Miles de pesos	Miles de pesos
Siniestros incendio	73	172
Siniestros vida	1.642	2.566
Siniestros desempleo	44	97
Siniestros seguros adicionales	72	35
Total siniestros (Nota 23)	1.831	2.870

Las primas de seguros indicadas se exponen en el rubro "Ingresos por servicios", en tanto que los siniestros se exponen en el rubro "Egresos por servicios". El cargo correspondiente a las previsiones relacionadas a esta actividad aseguradora se incluye en el rubro "Pérdidas diversas".

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

14. OTROS CRÉDITOS POR INTERMEDIACION FINANCIERA

La composición de la línea "Otros comprendidos en las normas de clasificación de deudores" del rubro "Otros créditos por intermediación financiera" es la siguiente:

	31/03/04	31/03/03
	Miles de pesos	Miles de pesos
Préstamos hipotecarios cedidos en fideicomiso	321.248	332.079
Títulos subordinados Clase B garantizados con hipotecas	57.639	37.511
Contrato de cobertura financiera	54.747	-
Otros	23.389	20.293
Total	457.023	389.883

La composición de la línea "Otros no comprendidos en las normas de clasificación de deudores" del rubro "Otros créditos por intermediación financiera" es la siguiente:

	31/03/04	31/03/03
	Miles de pesos	Miles de pesos
Compensación a recibir del Gobierno Nacional (US$)	2.519.335	2.617.575
Certificados de participación en Fideicomisos	65.071	42.958
Obligaciones Negociables propias en cartera	246.053	28.253
Otros	-	391
Total	2.830.459	2.689.177

15. TITULIZACION DE CARTERA DE CREDITOS HIPOTECARIOS

El Banco ha celebrado diversos contratos de fideicomiso financiero mediante los cuales, en su carácter de fiduciante, transmite la propiedad fiduciaria de créditos hipotecarios de su cartera de préstamos a First Trust of New York. Una vez transferidos los créditos hipotecarios al fiduciario, éste procede a emitir los correspondientes títulos valores representativos de deuda y certificados de participación y a cancelar con el producido de la colocación el monto de los créditos cedidos por el Banco. Los bienes fideicomitidos constituyen un patrimonio separado del patrimonio del fiduciario y del fiduciante.

El fiduciario es responsable de administrar los fondos fiduciarios previamente constituidos de acuerdo con las especificaciones contenidas en el contrato de fideicomiso.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

Los presentes fideicomisos fueron alcanzados por la pesificación de activos y pasivos en moneda extranjera dispuesta por Ley 25561 y Decreto 214, a la relación $1,00 por dólar estadounidense, por haberse constituido oportunamente bajo legislación argentina. No obstante lo expuesto existen ciertos reclamos de inversores extranjeros con respecto al proceso de pesificación efectuado y consecuentemente la definición de sus impactos económicos.

Al 31 de marzo de 2004 y 2003 se encuentran contabilizados en la línea "Otros comprendidos en las normas de clasificación de deudores" del rubro "Otros créditos por intermediación financiera" miles de pesos 321.248 y miles de pesos 332.079 respectivamente correspondientes a créditos hipotecarios originalmente otorgados en moneda extranjera y pesificados por ley 25561 y Decreto 214 inscriptos a favor del fiduciario, en la línea "Intereses devengados a cobrar comprendidos en la norma de clasificación de deudores" del mismo rubro miles de pesos 19.047 y miles de pesos 7.975 respectivamente correspondientes a los intereses y ajustes (CER) devengados a cobrar. Dichos créditos se mantienen en el activo del Banco dado que a esa fecha el fiduciario no había emitido los títulos respectivos y el Banco mantiene el doble carácter de fiduciante y único beneficiario.

A la fecha de los presentes estados contables se encuentran constituidos los fondos que se enumeran a continuación:

1. Fondo Hipotecario BHN I, Fideicomiso Hipotecario BHN II, Fideicomiso Hipotecario BHN III, Fideicomiso Hipotecario BHN IV, Fideicomiso Hipotecario BACS I, Fideicomiso Hipotecario BACS Funding I, Fideicomiso Hipotecario BACS Funding II y Fideicomiso Hipotecario BHSA I 2002, cuyas condiciones de emisión son las siguientes:

	Títulos de deuda Clase A1/AV	Títulos de deuda Clase A2/AF	Títulos de deuda Clase B	Certificados de Participación	Total
BHN I- Emisión 29.10.1996					
Valor nominal en miles de pesos	60.292	18.778	9.302	4.652	93.024
Vencimiento declarado	25.05.2005	25.09.2001	25.01.2014	25.01.2014	
BHN II- Emisión 09.05.1997					
Valor nominal en miles de pesos	44.554	51.363	3.730	6.927	106.574
Vencimiento declarado	25.03.2011	25.07.2009	25.03.2012	25.05.2013	
BHN III- Emisión 29.10.1997					
Valor nominal en miles de pesos	14.896	82.090	5.060	3.374	105.420
Vencimiento declarado	31.05.2017	31.05.2017	31.05.2018	31.05.2018	

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al periodo económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

	Títulos de deuda Clase A1/AV	Títulos de deuda Clase A2/AF	Títulos de deuda Clase B	Certificados de Participación	Total
BHN IV- Emisión 15.03.2000					
Valor nominal en miles de pesos	119.500	36.500	24.375	14.625	195.000
Vencimiento declarado	31.03.2011	31.03.2011	31.01.2020	31.01.2020	
BACS I – Emisión 15.02.2001					
Valor nominal en miles de pesos	30.000	65.000	12.164	8.690	115.854
Vencimiento declarado	31.05.2010	31.05.2010	30.06.2020	30.06.2020	
BACS Funding I Emisión 15.11.2001					
Valor nominal en miles de pesos				29.907	29.907
Vencimiento declarado				15.11.2031	
BACS Funding II Emisión 23.11.2001					
Valor nominal en miles de pesos				12.104	12.104
Vencimiento declarado				23.11.2031	
BHSA I Emisión 01.02.2002					
Valor nominal en miles de pesos				43.412	43.412
Vencimiento declarado				01.02.2021	

En todos los casos los títulos clase B están subordinados al pago de los títulos clase A. Asimismo, el reembolso de los certificados de participación será efectuado una vez cancelada la totalidad de los títulos de clase A y B emitidos y en la medida que existan fondos suficientes remanentes en los fondos fiduciarios.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

Al 31 de marzo de 2004 y 2003, el Banco mantenía en cartera los siguientes títulos correspondientes a los fondos indicados anteriormente y adicionalmente posee el certificado de participación del Fideicomiso Financiero BACS II:

	31/03/04 Miles de pesos	31/03/03 Miles de pesos
"Otros comp. En las normas de clasificación de deudores":		
Títulos de deuda Clase B – BHN III	10.308	7.950
Títulos de deuda Clase B – BHN IV	47.331	29.561
Subtotal	57.639	37.511
"Otros no comp. en las normas de clasificación de deudores":		
Certificado de participación – BHN II	21.361	15.804
Certificado de participación – BHN III	9.323	-
Certificado de participación – BHN IV	1.041	-
Certificado de participación – BACS II	33.346	27.154
Subtotal	65.071	42.958
Total	122.710	80.469

16. CREDITOS DIVERSOS

El detalle de "Otros" del rubro "Créditos diversos" es el siguiente:

	31/03/04 Miles de pesos	31/03/03 Miles de pesos
Anticipos y retenciones de impuestos	15.212	8.200
Cuentas a cobrar de entidades gubernamentales	7.747	5.981
Cuentas a cobrar por préstamos administrados	5.953	23.840
Gastos, impuestos y adelantos de terceros a recuperar	9.680	6.116
Bancos corresponsales	2.647	2.705
Garantías por opciones de compra lanzadas	377	-
Depósito en garantía por contratos financieros	32.468	-
Depósito en garantía - Fideicomiso ABN AMRO BANK	787.450	-
Otros	21.176	17.321
Total	882.710	64.163

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

17. OBLIGACIONES NEGOCIABLES Y OTRAS FINANCIACIONES

El valor nominal residual contractual de las obligaciones negociables al 31 de marzo de 2004 asciende a miles de pesos 2.544.846. Dicho monto está compuesto por Cédulas Hipotecarias Argentinas ("CHA") emitidas dentro del programa global de "Euro Medium Term Notes" ("EMTN") y Obligaciones Negociables simples no convertibles en acciones dentro del marco de un programa global de "Global Medium Term Notes" ("GMTN") y las nuevas emisiones citadas en la Nota 1.

El saldo de las obligaciones negociables se encuentra incluido en el rubro "Otras obligaciones por intermediación financiera". El valor nominal residual de cada una de las series de las obligaciones negociables emitidas es el siguiente:

	FECHA DE EMISION	FECHA DE VTO.	TASA INTERES ANUAL	VNR 31/03/04	VNR 31/03/03
				Miles de pesos	Miles de pesos
EMTN (CHA)					
Serie III (US$100.000 miles)	07/08/96	07/08/06	10,625%	2.018	38.832
GMTN					
Serie I (US$ 300.000 miles)	17/04/98	17/04/03	10,000%	38.874	881.225
Serie IV (US$175.000 miles)	03/12/98	03/12/08	13,000%	2.598	14.250
Serie VI (US$135.909 miles)	15/03/99	15/03/02	12,250%	2.081	13.894
Serie XVI (US$125.000 miles)	17/02/00	17/02/03	12,625%	30.412	370.313
Serie XVII (EURO 100.000 miles)	27/03/00	27/03/02	9,000%	2.589	4.550
Serie XXII (EURO 100.000 miles)	18/10/00	18/10/02	8,750%	675	7.614
Serie XXIII (EURO 150.000 miles)	06/02/01	06/02/04	10,750%	26.547	482.313
Serie XXIV (US$107.000 miles)	15/03/02	15/03/05	9,000%	21.464	324.693
Serie XXV (EURO 165.700 miles)	15/03/02	15/06/05	8,000%	24.838	537.124
Bono Garantizado (US$107.941 miles)	15/09/03	03/08/10	Libor + 2.5%	288.677	-
Bono Largo Plazo (US$449.880 miles)	15/09/03	01/12/13	3,0 - 6,0%	1.287.544	-
Bono Largo Plazo (EURO 278.367 miles)	15/09/03	01/12/13	3,0 - 6,0%	975.642	-
				2.703.959	2.674.808

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

Como consecuencia del plan de reestructuración citado en la Nota 1, la composición de la deuda bancaria es la siguiente:

Descripción	Vencimiento	Monto de Capital Miles de pesos
Facilidad Garantizada en pesos	2010	157.991
Facilidad Garantizada en dólares	2010	222.923
Facilidad Largo Plazo tasa fija en dólares	2013	71.665
Facilidad Largo Plazo tasa flotante en dólares	2013	24.354

Durante el presente período el Banco efectuó el rescate anticipado de obligaciones negociables y deuda bancaria, según el siguiente detalle:

1. Bono Garantizado Mediano Plazo (US$) por un valor nominal de miles de US$ 6.418, lo que representó una erogación de miles de US$ 5.466.

2. Bono Largo Plazo (Euro) por un valor nominal de miles de Euros 1.000, lo que representó una erogación de miles de euros 645.

3. Facilidades Garantizadas Mediano Plazo (US$) por un valor nominal de miles de US$ 8.252, lo que representó una erogación de miles de US$ 6.877.

4. Facilidades Garantizadas Mediano Plazo (Pesos) por un valor nominal de miles de pesos 56.182, lo que representó una erogación de miles de pesos 47.334.

5. Facilidades Largo Plazo tasa fija (US$) por un valor nominal de miles de US$ 25.214, lo que representó una erogación de miles de US$ 16.907.

6. Facilidades Largo Plazo tasa flotante (US$) por un valor nominal de miles de US$ 5.049, lo que representó una erogación de miles de pesos 3.167.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

18. INSTRUMENTOS FINANCIEROS DERIVADOS

18.1. Ante la necesidad de cubrir el riesgo por la apreciación de Euro versus el Dólar estadounidense, dado la exposición del pasivo del Banco en aquella moneda, con fecha 5 de enero de 2004, se adquirieron opciones de compra de Euros contra Dólares estadounidense por un valor nocional de € 100.000, a un año de plazo y a la cotización de 1.2676.

18.2. Con fecha 29 de enero de 2004, el Banco celebró una operación de total return swap como cobertura parcial de la cláusula de Stock Appreciation Right ("StARS") comprendida en la emisión de la Facilidad Garantizada a Mediano Plazo (Nota 1). Dicha operación comprende 7.110.000 de acciones ordinarias clase D de Banco Hipotecario Sociedad Anónima. El monto de concertación de ésta operación ascendió a miles de US$ 17.519.

18.3. Durante el mes de marzo de 2004, el Banco ha celebrado un contrato de venta futura con DePfa Investment Bank Ltd., para acceder a la recompra de bonos y préstamos del Banco, con una financiación del 50% del precio de compra de los instrumentos elegibles.

18.4. Con fecha 5 de marzo de 2004, el Banco celebró con Deutsche Bank AG un contrato de swap de moneda (Cross Currency Swap), por miles de euros 150.000. Dicha operación se encuentra garantizada con BODEN 2012.

19. OTRAS OBLIGACIONES POR INTERMEDIACION FINANCIERA

La composición de la línea "Otras" incluida en el rubro "Otras obligaciones por intermediación financiera" es la siguiente:

	31/03/04	31/03/03
	Miles de pesos	Miles de pesos
Cobranzas y otras operaciones por cuenta de terceros	5.869	23.417
Préstamo financiero	-	242.143
Red de Bancos Minoristas	36.113	53.875
Otras	356	1.006
Total	42.338	320.441

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

20. OBLIGACIONES DIVERSAS

La composición de "Otras" correspondiente al rubro "Obligaciones diversas" se expone a continuación:

	31/03/04 Miles de pesos	31/03/03 Miles de pesos
Acreedores varios	23.366	15.665
Otros honorarios y gastos a pagar	2.923	2.404
Retenciones de impuestos a ingresar	2.387	3.328
Impuestos a pagar	12.751	9.650
Retenciones y aportes sobre remuneraciones	1.481	1.058
Remuneraciones y cargas sociales a pagar	1.583	1.510
Otras	5.904	7.990
Total	50.395	41.605

21. INGRESOS Y EGRESOS FINANCIEROS

La composición de "Otros" correspondiente al rubro "Ingresos Financieros" se expone a continuación:

	31/03/04 Miles de pesos	31/03/03 Miles de pesos
Diferencia de cotización generada por tenencias en dólares y euros	14.528	-
Reestructuración y recompra de préstamos financieros	43.423	-
Resultados por Bonos compensación y cobertura	6.749	13.450
Total	64.700	13.450

La composición de "Otros" correspondiente al rubro "Egresos Financieros" se expone a continuación:

	31/03/04 Miles de pesos	31/03/03 Miles de pesos
Diferencia de cotización generada por tenencias en dólares y euros	-	107.530
Impuesto a los ingresos brutos sobre Ingresos Financieros	372	-
Primas por operaciones de swap	286	-
Aporte al fondo de garantía de depósitos	105	84
Total	763	107.614

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

22. INGRESOS POR SERVICIOS

El detalle de la línea "Otros" correspondiente al rubro "Ingresos por servicios" es el siguiente:

	31/03/04	31/03/03
	Miles de pesos	Miles de pesos
Primas de seguros (Nota 13)	10.535	11.683
Comisiones y servicios relacionados con préstamos	4.469	4.905
Otros	718	530
Total	15.722	17.118

23. EGRESOS POR SERVICIOS

La composición de la línea "Otros" incluida en el rubro "Egresos por servicios" es la siguiente:

	31/03/04	31/03/03
	Miles de pesos	Miles de pesos
Siniestros de seguros (Nota 13)	1.831	2.870
Impuesto a los ingresos brutos	55	-
Otros	1.274	131
Total	3.160	3.001

24. GASTOS DE ADMINISTRACION

La composición de la línea "Otros gastos operativos" incluida en el rubro "Gastos de administración" es la siguiente:

	31/03/04	31/03/03
	Miles de pesos	Miles de pesos
Depreciación de bienes de uso	1.702	1.827
Amortización de bienes intangibles	-	1.326
Seguros	560	879
Alquileres	240	262
Servicios de telefonía, electricidad y correo	919	823
Vínculos sistemas	321	429
Mantenimiento y conservación de bienes de uso	1.005	576
Otros	608	591
Total	5.355	6.713

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

25. UTILIDADES DIVERSAS

La composición de la línea "Otros" incluida en el rubro "Utilidades diversas" es la siguiente:

	31/03/04	31/03/03
	Miles de pesos	Miles de pesos
Recupero gastos ahorro postal	-	116
Alquileres	139	161
Ajustes e intereses por créditos diversos	-	69
Resultado por operaciones con bienes de uso y diversos	3.643	9
Otras	1.781	648
Total	5.563	1.003

26. PERDIDAS DIVERSAS

La composición de la línea "Otros" incluida en el rubro "Pérdidas diversas" es la siguiente:

	31/03/04	31/03/03
	Miles de pesos	Miles de pesos
Depreciación de bienes diversos	146	167
Impuesto a los ingresos brutos	20	-
Otros impuestos	570	102
Resultado por operaciones con bienes de uso y diversos	5.880	256
Donaciones	24	38
Régimen de cancelaciones bonificadas	266	393
Impuesto sobre los Bienes Personales – Res. Gral. 1497/02.	1.077	1.264
Desafectación Bonos compensatorios – Ley 25796	51.645	-
Otras	2.074	851
Total	61.702	3.071

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

27. SEGURO DE GARANTIA DE LOS DEPÓSITOS

La Ley 24485, los Decretos 540/95 y 1127/98 y la Comunicación "A" 2337 y complementarias del Banco Central de la República Argentina establecen que las entidades comprendidas en la Ley de Entidades Financieras deberán destinar un aporte normal equivalente al 0,03% de su promedio mensual de saldos diarios de depósitos en cuentas corrientes, cajas de ahorros, plazos fijos, cuentas especiales, inversiones a plazo y saldos inmovilizados provenientes de los depósitos anteriormente mencionados.

Adicionalmente al aporte normal, las entidades deben efectuar un aporte adicional diferenciado de acuerdo al resultado que se obtenga de la ponderación de diversos factores.

La Comunicación "A" 3064 del Banco Central de la República Argentina dispuso que, con vigencia a partir de los aportes que correspondan al mes de enero de 2000, el aporte normal se reduzca al 0,015% sujeto a que las entidades financieras concierten con Seguro de Depósitos Sociedad Anónima ("SEDESA") contratos de préstamo con destino al Fondo de Garantía de los Depósitos. Mediante la Comunicación "A" 3153 el Banco Central de la República Argentina ha dispuesto dejar sin efecto la celebración de los contratos de préstamos indicados precedentemente a partir del mes de septiembre 2000. Sin perjuicio de ello, los créditos concertados mantendrán su vigencia en las condiciones pactadas con SEDESA hasta sus respectivas cancelaciones.

Se encuentran excluidos del seguro de garantía los depósitos a plazo fijo transferibles cuya titularidad fuera adquirida por endoso, las imposiciones captadas mediante sistemas que ofrezcan incentivos adicionales a la tasa de interés convenida, los depósitos en los que se convengan tasas de interés superiores a las de referencia publicadas por el Banco Central de la República Argentina, los depósitos de entidades financieras en otros intermediarios, incluidos los certificados de plazo fijo adquiridos por negociación secundaria, los depósitos efectuados por personas vinculadas directa o indirectamente a la Entidad, los depósitos a plazo fijo de títulos valores, aceptaciones o garantías y los saldos inmovilizados provenientes de depósitos y otras obligaciones excluidas.

28. SOCIEDADES SUBSIDIARIAS

El Banco posee participación en las siguientes subsidiarias:

a. 99,99% en el capital social de BHN Sociedad de Inversión Sociedad Anónima, el que asciende a miles de pesos 18.000, cuyo objeto social es de inversión. Asimismo en dicha Sociedad Banco Hipotecario mantiene aportes irrevocables por miles de pesos 10.000. A su vez BHN Sociedad de Inversión Sociedad Anónima posee el 99,9976% de BHN Vida Sociedad Anónima y BHN

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

Seguros Generales Sociedad Anónima, el 99% de BHN Seguros de Crédito Hipotecario Sociedad Anónima y 100% de Mortgage Systems International, LLC.

b. 99,99% en el capital social de BHN Inmobiliaria Sociedad Anónima, el que asciende a miles de pesos 1.900 y cuyo objeto social es la actividad inmobiliaria.

c. 70% en el capital social de BACS Banco de Crédito y Securitización Sociedad Anónima, el que asciende a miles de pesos 62.500 y cuya actividad principal es promover la creación y desarrollo de un mercado secundario de créditos hipotecarios en nuestro país.

d. 100% en el capital social de VR-Tasaciones y Certificaciones Sociedad Anónima, el que asciende nominalmente a miles de pesos 200. La sociedad tiene por objeto la prestación de servicios de tasación y certificación de cualquier tipo de inmuebles, urbanos o rurales, situados en la República Argentina o en el extranjero.

Al 31 de marzo de 2004, la participación del Banco en las sociedades mencionadas se encuentra reflejada en cuentas del rubro "Participación en otras sociedades".

Los totales relevantes que surgen de los estados contables del Banco al 31 de marzo de 2004 sobre las principales sociedades controladas son los siguientes:

	BACS Banco de Crédito y Securitización S.A. (2)	BHN Sociedad de Inversión S.A. (1) (3)	BHN Inmobiliaria S.A. (4)
		(Miles de pesos)	
Activo	185.115	50.336	2.919
Pasivo	79.679	4.781	155
Participación de terceros	-	7.630	-
Patrimonio Neto	104.436	37.925	2.764
Resultado Neto (pérdida)	7.375	5.367	(381)

(1) Saldos consolidados
(2) Estados Contables al 31/03/04
(3) Estados Contables al 30/09/03
(4) Estados Contables al 31/03/03

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

29. RESTRICCION A LA DISTRIBUCION DE UTILIDADES

No se podrán distribuir utilidades hasta tanto los resultados no asignados al cierre de algún ejercicio económico resulten positivos.

Según lo dispuesto por la Comunicación "A" 3574 del Banco Central de la República Argentina, hasta que se comunique lo contrario, queda suspendida la distribución de utilidades.

Adicionalmente, por Comunicación "A" 3785 de fecha 29 de octubre de 2002, el BCRA limitó la distribución de dividendos en efectivo, en la medida en que la Entidad haya decidido valuar a valor técnico las tenencias de los bonos recibidos por la aplicación de los artículos 28 y 29 del Decreto 905, excepto por el importe de utilidades que supere la diferencia entre el valor de registración y el de cotización de los bonos mencionados, luego de efectuadas las apropiaciones legal y estatutariamente establecidas (ver Nota 3).

En virtud de los contratos firmados consecuencia del proceso de reestructuración de deuda financiera del Banco (Nota 1) existen restricciones para la distribución de utilidades hasta tanto no se haya amortizado como mínimo el 60% del monto total de capital inicial de la nueva deuda de los tramos a largo plazo y tramos garantizados.

30. LIBROS RUBRICADOS

A la fecha de los presentes estados contables las operaciones de Banco Hipotecario Sociedad Anónima se encontraban registradas en los libros rubricados requeridos por la normativa vigente.

31. OPERACIONES CON SOCIEDADES ARTICULO 33 LEY 19550

Los saldos al 31 de marzo de 2004 son los siguientes:

	Miles de pesos
Créditos Diversos – Deudores Varios	
BHN Vida S.A.	1.083
BHN Seguros Generales S.A.	129
BHN Sociedad de Inversión S.A.	5
BHN Inmobiliaria S.A.	177
BACS Banco de Crédito y Securitización S.A.	278

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

	Miles de pesos
Depósitos – Cuentas Corrientes y Plazo Fijo	
BHN Sociedad de Inversión S.A.	958
BHN Inmobiliaria S.A.	1.034
BHN Vida S.A.	2.118
BHN Seguros Generales S.A.	1.554
BHN Seguros de Crédito Hipotecario S.A.	104
BACS Banco de Crédito y Securitización S.A.	248
VR – Tasaciones y Certificaciones S.A.	1
Saldo Pendiente de Integración	
BHN Vida S.A.	(*)
BHN Seguros Generales S.A.	(*)
BHN Seguros de Crédito Hipotecario S.A.	(*)
Egresos Financieros	
BHN Sociedad de Inversión S.A.	4
BHN Vida S.A.	7
BHN Seguros Generales S.A.	5
BACS Banco de Crédito y Securitización S.A.	1
Ingresos por Servicios	
BACS Banco de Crédito y Securitización S.A.	40

(*) SALDOS PENDIENTES DE INTEGRACION EN PESOS

BHN Vida S.A.	90
BHN Seguros Generales S.A.	90
BHN Seguros de Crédito Hipotecario S.A.	90

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

32. IMPUESTO A LAS GANANCIAS

De acuerdo con lo establecido en la Ley 24855 y en su decreto reglamentario (Decreto 924/97), los ingresos que el Banco obtiene como consecuencia de operaciones de crédito instrumentadas, acordadas, comprometidas y/o registradas hasta la fecha de inscripción de su estatuto se encuentran exentos del impuesto a las ganancias, en tanto que los ingresos originados en operaciones de crédito posteriores a esa fecha se encuentran alcanzados por dicho gravamen.

Como principio general, la ley de impuesto a las ganancias admite la deducción de aquellos gastos necesarios para obtener, mantener o conservar la ganancia gravada. Para el caso de gastos efectuados para obtener conjuntamente ganancias gravadas y no gravadas, es necesario individualizar la porción del gasto destinada a generar la ganancia alcanzada por el gravamen, que será deducible a los efectos impositivos.

La norma da preeminencia al método de asignación directa sobre el método del prorrateo para determinar la porción del gasto deducible (vinculado con la obtención de ingresos gravados), razón por la cual sólo se debería recurrir al método del prorrateo cuando no existiera posibilidad de realizar una vinculación directa entre los gastos incurridos y las ganancias gravadas y no gravadas, respectivamente.

Hasta el ejercicio fiscal finalizado el 31 de diciembre de 1998, el Banco ha determinado el impuesto a las ganancias de acuerdo con el método del prorrateo de gastos, considerando deducibles la porción de gastos que resulta de aplicar a la totalidad de los gastos incurridos la relación entre los ingresos gravados e ingresos totales.

A partir del ejercicio fiscal finalizado el 31 de diciembre de 1999, el impuesto a las ganancias ha sido calculado dando preeminencia a la vinculación directa de los gastos con la obtención de ingresos gravados y no gravados, aplicando el método del prorrateo solamente para aquellos gastos que no era posible asignar en forma directa a cada una de esas fuentes productoras de ganancias.

Se han presentado las declaraciones juradas del impuesto a las ganancias correspondiente a los ejercicios fiscales 1999, 2000, 2001 y 2002 adoptando el criterio expuesto en el párrafo anterior (ver Notas 33 y 34).

33. IMPUESTO A LAS GANANCIAS PRESUNTAS

El impuesto a la ganancia mínima presunta fue establecido por la Ley 25063 por el término de 10 años a partir del ejercicio 1998. Este impuesto es complementario del impuesto a las ganancias, en tanto que constituye una imposición mínima que grava la renta potencial de ciertos activos productivos a la tasa del 1%, de modo que la obligación fiscal de la Entidad coincidirá con el mayor de ambos impuestos. La mencionada ley prevé para el caso de entidades regidas por la Ley de Entidades Financieras que las mismas deberán considerar como base

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

imponible del gravamen el 20% de sus activos gravados previa deducción de aquellos definidos como no computables. Si el impuesto a la ganancia mínima presunta excediera en un ejercicio fiscal al impuesto a las ganancias, dicho exceso podrá computarse como pago a cuenta de cualquier excedente del impuesto a las ganancias sobre el impuesto a la ganancia mínima presunta que pudiera producirse en cualquiera de los diez ejercicios siguientes.

Teniendo en cuenta lo expuesto en Nota 32, con relación al quebranto impositivo determinado por el Banco para los tres últimos ejercicios fiscales, se procedió a efectuar el cálculo del impuesto a la ganancia mínima presunta correspondiente.

34. ACTIVOS CONTINGENTES

De acuerdo con lo descripto en la Nota 8.17. y a raíz del uso del método de asignación directa para la deducción de intereses en el cómputo del impuesto a las ganancias, el Banco presenta para el ejercicio fiscal cerrado el 31 de diciembre de 2002, un quebranto en dicho impuesto que asciende a aproximadamente miles de pesos 3.131.604. Al 31 de marzo de 2004 este monto se encuentra registrado en cuentas de orden.

Tal como fuera mencionado en la Nota 3.2., el Banco ha registrado en cuentas de orden, la contingencia positiva de los efectos de la compensación por indexación asimétrica dispuesta por la Ley 25796, por miles de pesos 81.645.

35. ADQUISICION DE ACCIONES PROPIAS

Con fecha 22 de agosto de 2000, el Directorio dispuso autorizar la adquisición de acciones representativas del capital social del propio Banco en los términos del art. 220 inciso 2 de la Ley 19550, motivada por la necesidad de resguardar el precio de la acción ante la volatilidad del mercado que dada su escasa liquidez, expondría a la misma a fluctuaciones inconvenientes. Esta medida fue aprobada por la Asamblea General Ordinaria del 31 de mayo de 2001.

En virtud a la autorización indicada en el párrafo anterior, en diciembre de 2000, el Banco adquirió acciones propias. Al cierre de los presentes estados contables la tenencia de acciones propias se encuentra registrada en el rubro "Títulos Públicos y Privados".

Con fecha 20 de enero de 2004 se efectúo una venta preferente de 994.015 acciones clase "D" propias, una vez finalizado el periodo para que los accionistas ejercieran los derechos de preferencia y de acrecer, de acuerdo con siguiente detalle:

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

1. Se adjudicaron en venta 579.860 acciones clase "D" a los accionistas que ejercieron el derecho de preferencia, por las cuales el Banco percibió el importe total de miles de pesos 4.018;
2. Se adjudicaron en venta 414.155 acciones clase "D" a los accionistas que ejercieron el derecho de acrecer, por las cuales el Banco percibió miles de pesos 2.870.

36. AGENTE DE MERCADO ABIERTO

De acuerdo con lo normado por la Resolución N° 290 de la Comisión Nacional de Valores y sus modificatorias, se informa que el patrimonio mínimo requerido por las normas del Banco Central de la República Argentina supera el establecido en la citada disposición, y el mismo se halla debidamente integrado al cierre del período.

37. PUBLICACIÓN DE ESTADOS CONTABLES

De acuerdo con lo previsto en la Comunicación "A" 760, la previa intervención del Banco Central de la República Argentina no es requerida a los fines de la publicación de los presentes estados contables.

38. ACTIVIDADES FIDUCIARIAS

El Banco actúa como fiduciario de fideicomisos de garantía en los que se han afectado ciertos emprendimientos constructivos, en el marco de la "Operatoria Titulización – Línea de Crédito para la Financiación de Emprendimientos Constructivos con Transmisión de Dominio Fiduciario".

Por esta operatoria se conforma un fideicomiso en garantía compuesto por los bienes comprendidos en los correspondientes contratos, cuya propiedad fiduciaria se transmite al Banco en su carácter de Fiduciario. El Banco ejerce las facultades que se le otorgan en el Contrato de Fideicomiso, con el propósito de proteger los intereses del Acreedor amparados bajo la Garantía. En este sentido, para algunos proyectos el Banco ha realizado pagos y cobranzas por cuenta y orden del originante.

Al 31 de marzo de 2004, los créditos bajo esta operatoria que permanecen en el activo alcanzan la suma de miles de pesos 5.413.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2004
Comparativo con igual período del ejercicio anterior

39. CONVERSION DE DEUDA PUBLICA PROVINCIAL EN BONOS GARANTIZADOS

Mediante Decreto 1579/02, el Poder Ejecutivo dispuso que el Fondo Fiduciario para el Desarrollo Provincial asumiera las deudas provinciales instrumentadas en la forma de Títulos Públicos, Letras del Tesoro o Préstamos. A su vez este Fondo, a través del Banco de la Nación Argentina, en su carácter de fiduciario, emitiera Bonos Garantizados para ofrecerlos en pago de las deudas que mantienen las provincias con entidades bancarias y financieras.

El Banco, en su carácter de acreedor de varios estados provinciales, presentó la documentación correspondiente a la oferta para aceptar la conversión de dichas acreencias en Bonos Garantizados.

Con fecha 19 de marzo de 2003, el Banco se notificó de las Resoluciones del Ministerio de Economía 742/02 y 765/02 que aceptan la Oferta de Conversión de Deuda Pública Provincial en Bonos Garantizados, correspondientes a las acreencias con: i) Provincia de Formosa, cuyo capital original ascendía a miles de US$ 11.627, y el monto a canjear es de miles de pesos 16.884; y ii) Provincia de Buenos Aires, con un capital original de miles de US$ 74.969, y un monto a canjear de miles de pesos 103.347, cuyos bonos fueron depositados a nombre del Banco el 3 de julio de 2003.

A la fecha de los presentes estados contables, se está a la espera de la aceptación, por parte del Ministerio de Economía, de las restantes ofertas presentadas.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Inicialado a efectos de su identificación
con nuestro informe de fecha 06/05/2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

PRICEWATERHOUSECOOPERS

Price Waterhouse & Co.
Firma miembro de PricewaterhouseCoopers
Av. A. Moreau de Justo 270, Piso 2°
C1107AAF Ciudad Autónoma de Buenos Aires
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 9

INFORME DE REVISION LIMITADA

Señores Accionistas y Directores de
Banco Hipotecario SA
Reconquista 151
Ciudad Autónoma de Buenos Aires

1. Hemos efectuado una revisión limitada del estado de situación patrimonial de Banco Hipotecario SA al 31 de marzo de 2004, de los correspondientes estados de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos por el período de tres meses terminado en esa fecha, y las Notas 1 a 39 y Anexos A, B, C, D, E, F, G, H, I, J, K, L y N que los complementan. Además, hemos examinado los estados contables consolidados de Banco Hipotecario SA con sus sociedades controladas por el período de tres meses terminado el 31 de marzo de 2004, así como el Anexo B consolidado y Notas 1 a 5 consolidadas, los que se presentan como información complementaria. La preparación y emisión de los mencionados estados contables es responsabilidad de la Entidad.

2. Nuestra revisión se limitó a la aplicación de los procedimientos establecidos en la Resolución Técnica N° 7 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas para revisiones limitadas de estados contables de períodos intermedios y en la Circular CONAU-1 "Normas mínimas sobre auditorías externas" para la revisión limitada de estados contables trimestrales emitidas por el Banco Central de la República Argentina (BCRA) que consisten, principalmente, en la aplicación de procedimientos analíticos sobre las cifras incluidas en los estados contables y en la realización de indagaciones a personal de la Entidad responsable de la preparación de la información incluida en los estados contables y su posterior análisis. El alcance de esta revisión es sustancialmente inferior al de un examen de auditoría, cuyo objetivo es expresar una opinión sobre los estados contables bajo examen. Consecuentemente, no expresamos opinión sobre la situación patrimonial, los resultados de las operaciones, las variaciones en el patrimonio neto y el origen y aplicación de fondos de la Entidad, ni sobre sus estados contables consolidados.

3. Tal como se describe en la Nota 2, como consecuencia de la crisis económica que afectó al país, el Gobierno Nacional emitió un conjunto de medidas que afectó principalmente al año 2002. La evolución futura de la crisis económica podría requerir que el Gobierno modifique alguna medida adoptada o emita regulaciones adicionales. En consecuencia, los estados contables de la Entidad deben ser leídos a la luz de estas circunstancias.

4. Banco Hipotecario SA ha preparado los estados contables al 31 de marzo de 2004 según lo dispuesto por las normas del BCRA. Sin embargo y tal como se menciona en las Notas 2, 3, 4 y 5 a los estados contables, existen situaciones de incertidumbre que podrían afectar a la Entidad:

   4.a) Tal como se menciona en la Nota 2 el Gobierno Nacional ha declarado el incumplimiento del pago de los servicios de la deuda pública a fines del año 2001 encontrándose en curso la negociación para su reestructuración. La Entidad registra en sus estados contables consolidados títulos públicos, préstamos garantizados Decreto 1387/01, préstamos al sector público provincial y municipal, y derechos por los bonos de compensación y cobertura previstos en los artículos 28 y 29 del Decreto 905/02 por un importe de miles de $4.548.313. De dicho saldo el 99% corresponden a financiaciones y títulos públicos no comprendidos en dicho proceso de reestructuración de la deuda soberana. Como consecuencia de la crisis económica argentina existe incertidumbre si los valores recuperables de los activos antes mencionados superarán a sus respectivos valores contables.

   4.b) Como se describe en Nota 4 y consecuencia de la crisis de liquidez, rentabilidad, y solvencia del sistema financiero en general, y de Banco Hipotecario SA entre otros, la Entidad ha presentado planes de encuadramiento solicitados por el BCRA.

   4.c) De acuerdo con lo indicado en la Nota 3.2, la Entidad en el presente período ha desafectado del activo la estimación registrada al 31 de diciembre de 2003 relacionada con la Compensación establecida por la Ley 25796 correspondiente a la diferencia que resulta de aplicar el Coeficiente de Estabilización de Referencia a los préstamos sujetos al ajuste del Coeficiente de Variación Salarial por un importe de miles de $81.645. Esta compensación adicional a la fecha se encuentra pendiente de reglamentación definitiva por parte del Gobierno Nacional y no ha vencido aún el plazo para que la Entidad manifieste su aceptación o no a la inclusión en el citado régimen.

5. Tal como se menciona en la Nota 8 "Bases de presentación de los estados contables", la Entidad ha preparado los presentes estados contables aplicando los criterios de valuación y exposición dispuestos por las normas del BCRA que como Ente de Control de Entidades Financieras, ha establecido mediante la Circular CONAU-1, sus complementarias y modificatorias. Sin embargo, tal como se menciona en la Nota 9, los mencionados criterios de valuación para ciertos activos y pasivos y las normas de exposición y presentación de estados contables establecidas por el Ente de Contralor no están de acuerdo con las normas establecidas por las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires. Los efectos sobre los estados contables emergentes de los diferentes criterios de valuación no han sido cuantificados por la Entidad.

PRICEWATERHOUSECOOPERS

6. Los estados contables básicos y consolidados de Banco Hipotecario SA correspondientes al período de tres meses terminado el 31 de marzo de 2003, que se presentan a efectos comparativos, fueron examinados por nosotros, con el alcance que se menciona en el punto 2., habiendo emitido nuestro informe profesional el 30 de mayo de 2003, con una abstención de manifestación relacionada con las incertidumbres mencionadas en los puntos 3., 4.a), 4.b) y siguiente párrafo de este informe y una salvedad relacionada con las discrepancias entre normas del BCRA y las normas contables profesionales mencionadas en el punto 5.

   Dicho informe profesional incluyó circunstancias de incertidumbre que afectaban la capacidad de la Entidad para continuar con el curso normal de sus negocios, las mismas se vinculaban con:

   a) El proceso de reestructuración de todas las series de obligaciones negociables, los préstamos recibidos de bancos y otras entidades del exterior.

   b) La ampliación del plazo de las asistencias por redescuento y adelantos por iliquidez otorgados por el BCRA.

   c) La aprobación del monto de la compensación de los artículos 28 y 29 del Decreto 905/02 determinado por la Entidad por parte del BCRA.

   A la fecha de los estados contables adjuntos las circunstancias de incertidumbre mencionadas fueron resueltas favorablemente con los impactos que se mencionan en las Notas 1, 3.1. y 4.

7. Sobre la base de la labor realizada y a nuestro examen de los estados contables de esa Entidad por el ejercicio terminado el 31 de diciembre de 2003, sobre el cual emitimos nuestro informe con una abstención de opinión con fecha 18 de febrero de 2004, por las circunstancias descriptas en los puntos 3., 4., 5. y 6.c), donde sobre este último punto, tal como se menciona en la Nota 3.1 el BCRA le notificó al Banco Hipotecario SA con fecha 19 de febrero de 2004 la aprobación del monto de la compensación proveniente de los artículos 28 y 29 del Decreto 905/02, en consecuencia, informamos que los estados contables de Banco Hipotecario SA al 31 de marzo de 2004, preparados de acuerdo con normas establecidas por el BCRA, y considerando la observación mencionada en el punto 5., con normas contables vigentes en la Ciudad Autónoma de Buenos Aires, consideran todos los hechos y circunstancias significativos que son de nuestro conocimiento y que, en relación con los mismos, no tenemos otras observaciones que formular que las mencionadas en los puntos 3. y 4.

8. En cumplimiento de disposiciones vigentes, informamos que:

PRICEWATERHOUSECOOPERS

244961

8.a) Los estados contables mencionados en el punto 1., se encuentran asentados en el libro de "Inventarios y Balances", los cuales, son llevados en sus aspectos formales de conformidad con las normas legales vigentes y las reglamentarias del BCRA. Los mismos han sido preparados en sus aspectos significativos, considerando la Ley 19550 y las normas emitidas por el BCRA y la Comisión Nacional de Valores.

8.b) Al 31 de marzo de 2004 las deudas a pagar en concepto de aportes y contribuciones con destino al Régimen Nacional de Seguridad Social que surgen de los registros contables y de las planillas soportes, ascienden a $ 952.687, no siendo exigibles a esa fecha.

Ciudad Autónoma de Buenos Aires, 6 de mayo de 2004.

PRICE WATERHOUSE & Co.

(Socio)

CPCECABA Tomo 1 Folio 1 RAPU
Gabriel R. Martini
Contador Público (UBA)
CPCE Ciudad Autónoma de Buenos Aires
Tomo 201 – Folio 24

Consejo Profesional de Ciencias Economicas
de la Ciudad Autonoma de Buenos Aires

Nº E 1479441

Buenos Aires, 1/ 6/2004 01 0 T. 47 Legalización Nº 244961

CERTIFICAMOS, de acuerdo con las facultades otorgadas a este CONSEJO PROFESIONAL por las leyes 466 (Art. 2, Inc. D y J) y 20.488 (Art. 21, Inc. I), la autenticidad de la firma inserta el 6/ 5/2004 en BALANCE de fecha 31/ 3/2004 perteneciente a BANCO HIPOTECARIO S.A. para ser presentada ante , que se corresponde con la que el Dr. MARTINI GABRIEL ROLANDO 20-16054191-2 tiene registrada en la matrícula CPT° 0201 F° 024 y que se han efectuado los controles de matrícula vigente, incumbencia, control formal del informe profesional y de concordancia formal macroscópica de la firma y que signa en carácter de socio de: PRICE WATERHOUSE & CO T° 1 F° 1

jlf 1781.4

LA PRESENTE LEGALIZACION NO ES VALIDA SI CARECE DEL SELLO Y FIRMA DEL SECRETARIO DE LEGALIZACIONES

Consejo Profesional de Ciencias Economicas de la Ciudad Autonoma de Buenos Aires

Dr. NORBERTO VIDAL
CONTADOR PUBLICO (U.B.A.)
SECRETARIO DE LEGALIZACIONES

INFORME DE COMISIÓN FISCALIZADORA

Señores
Accionistas y Directores del
BANCO HIPOTECARIO SOCIEDAD ANÓNIMA.
Reconquista, 151
Ciudad Autónoma de Buenos Aires

1. En nuestro carácter de miembros de la Comisión Fiscalizadora de BANCO HIPOTECARIO SOCIEDAD ANÓNIMA, hemos efectuado una revisión limitada del estado de situación patrimonial al 31 de marzo de 2004, los correspondientes estados de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos por el período económico de tres meses terminado en esa fecha y las notas 1 a 29 y anexos A, B, C, D, E, F, G, H, I, J, K, L y N que los complementan, los que han sido presentados por la Entidad para nuestra consideración. Además, hemos examinado los estados contables consolidados de Banco Hipotecario SA con sus sociedades controladas por el período de tres meses terminado el 31 de marzo de 2004, así como el Anexo B consolidado y Notas 1 a 5 consolidadas, los que se presentan como información complementaria. La preparación y emisión de los mencionados estados contables es responsabilidad de la Entidad.

2. Nuestro trabajo fue realizado de acuerdo con las normas de sindicatura vigentes. Dichas normas requieren que la revisión de los documentos detallados en el párrafo 1. se efectúe de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables correspondientes a períodos intermedios e incluya la verificación de la congruencia de los documentos revisados con la información sobre las decisiones societarias expuestas en actas y la adecuación de dichas decisiones a la ley y a los estatutos en lo relativo a sus aspectos formales y documentales.

   Para realizar nuestra tarea profesional sobre los documentos detallados en el párrafo 1, hemos revisado el trabajo efectuado por el Auditor Externo Price Waterhouse & Co. de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables de períodos intermedios, de conformidad con las normas contables profesionales y con las normas mínimas sobre auditorías externas emitidas por el Banco Central de la República Argentina. Dicha revisión incluyó la verificación de la planificación del trabajo, de la naturaleza, el alcance y oportunidad de los procedimientos aplicados y de los resultados de la revisión limitada efectuada por dicho estudio profesional. Una revisión limitada consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de esta revisión es sustancialmente menor al de una auditoría de estados contables, cuyo objetivo es la expresión de una opinión sobre los estados contables tomados en conjunto. Por lo tanto, no fueron aplicados todos los procedimientos necesarios para poder expresar una opinión sobre los estados mencionados en 1. Los auditores externos emitieron su Informe con fecha 6 de mayo de 2004, cuyo contenido compartimos. Dado que no es responsabilidad de la Comisión Fiscalizadora efectuar un control de gestión, la revisión no se extendió a los criterios y decisiones empresarias de las diversas áreas de la Sociedad, cuestiones que son de responsabilidad exclusiva del Directorio.

3. Los saldos al 31 de marzo de 2003 expresados en moneda homogénea al 28 de febrero de 2003 que se exponen en los estados contables se presentan a efectos comparativos y fueron examinados por nosotros quienes emitimos nuestro informe

de revisión limitada sobre dichos estados contables el 30 de mayo de 2003 con una abstención de manifestación basada en las incertidumbres existentes a esa fecha.

4. A la fecha de preparación de los presentes estados contables no es posible prever la evolución futura de los aspectos descriptos en el párrafo 3 del Informe de Revisión Limitada del Auditor Externo. La Entidad ha preparado los estados contables adjuntos utilizando principios contables aplicables a una empresa en marcha, habiendo expuesto los activos y pasivos de acuerdo con normas del Banco Central de la República Argentina. En consecuencia, los estados contables de la sociedad deben ser leídos a la luz de estas circunstancias de incertidumbre.

5. La Entidad ha preparado los presentes estados contables aplicando los criterios de valuación y exposición dispuestos por las normas del Banco Central de la República Argentina que como Ente de Control de Entidades Financieras, ha establecido mediante la Circular CONAU-1, sus complementarias y modificatorias. Sin embargo, tal como se menciona en la Nota 9, los mencionados criterios de valuación para ciertos activos y pasivos y las normas de presentación de estados contables establecidas por el Ente de Contralor no están de acuerdo, en algunos casos, con las normas establecidas por la Comisión Nacional de Valores y las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires.

6. Esta Comisión Fiscalizadora emitió con fecha 18 de febrero de 2004 su informe sobre los estados contables de Banco Hipotecario S.A. por el ejercicio concluido el 31 de diciembre de 2003, con abstención de opinión basada en las situaciones descriptas en los párrafos 3. y 5. y considerando los desvíos de normas contables profesionales mencionado en el párrafo 6. Conforme al alcance de nuestra tarea y con las salvedades y excepciones ya expresadas en los puntos 4. y 5., manifestamos que los estados contables del Banco Hipotecario S.A. al 31 de marzo de 2004 preparados de acuerdo con normas establecidas por el Banco Central de la República Argentina y con normas contables vigentes en la Ciudad Autónoma de Buenos Aires, consideran todos los hechos y circunstancias significativos que son de nuestro conocimiento y que con relación a los mismos no tenemos otras objeciones que formular.

Adicionalmente, informamos que los estados contables adjuntos surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes y las reglamentarias del Banco Central de la Republica Argentina. Los mismos han sido preparados, en sus aspectos significativos, considerando la Ley 19550 y las Normas emitidas por el B.C.R.A. y Comisión Nacional de Valores.

Ciudad Autónoma de Buenos Aires, 6 de mayo de 2004.

Ricardo FLAMMINI
Por Comisión Fiscalizadora

Annexes

to

Banco Hipotecario S.A.

Rule 12g3-2(b) Exemption Application

Volume III

ENGLISH TRANSLATION OF EXHIBIT 4

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated Balance Sheet

For the period ended June 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

		2004	2003
ASSETS			
A.	**CASH AND CASH RESOURCES**	**380,041**	**239,445**
	Cash	59,200	46,222
	Banks and correspondents	160,768	105,580
	Others	160,073	87,643
B.	**GOVERNMENT AND CORPORATE SECURITIES (Note 2.4.)**	**545,316**	**1,082,919**
	Holdings in investment accounts	146,236	913,577
	Holdings of trading securities	216,350	27,502
	Unlisted government securities	164,946	115,021
	Investments in listed corporate securities	30,139	42,508
	Allowances	(12,355)	(15,689)
C.	**LOANS (Schedule B and Note 2.5.)**	**2,357,425**	**2,892,626**
	To the non-financial public sector	750,453	909,067
	To the financial sector	588	36,760
	To the non-financial private sector and residents abroad	1,933,466	2,465,251
	Overdraft facilities	112,387	119,112
	Mortgage loans	1,709,278	1,993,668
	Unallocated collections	(11,319)	(15,076)
	Pledge loans	830	
	Consumer loans	6,451	65
	Others	90,524	341,043
	Accrued interest and quotation differences receivable	25,315	26,439
	Allowances	(327,082)	(518,452)
D.	**OTHER RECEIVABLES FOR FINANCIAL TRANSACTIONS (Schedule B and Note 2.6.)**	**4,150,796**	**3,038,502**
	Argentine Central Bank	4,890	2,017
	Amounts receivable for spot and forward sales to be settled	46,900	-
	Securities to be received under spot and forward purchases to be settled	639,384	9,801
	Premiums on options bought	5,097	-
	Others not included in the debtor classification regulations	2,990,366	2,633,744
	Others included in the debtor classification regulations	484,025	406,425
	Accrued interest receivable included in the debtor classification regulations	20,866	14,514
	Allowances	(40,732)	(27,999)

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated August 09, 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated Balance Sheet (Continued)

For the period ended June 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

		2004	2003
F.	**INVESTMENTS IN OTHER COMPANIES (Note 2.7.)**	**19,407**	**2,863**
	Others	19,407	2,863
G.	**MISCELLANEOUS RECEIVABLES (Schedule B and Note 2.8.)**	**958,081**	**48,085**
	Receivables for assets sold	316	-
	Others	979,746	78,707
	Accrued interest receivable	1,698	1,698
	Allowances	(23,679)	(32,320)
H.	**BANK PREMISES AND EQUIPMENT (Note 2.9.)**	**93,430**	**93,801**
I.	**MISCELLANEOUS ASSETS (Note 2.9.)**	**28,263**	**40,582**
J.	**INTANGIBLE ASSETS (Note 2.11.)**	**4,022**	**8,775**
	Organization and development expenses	4,022	8,775
K.	**UNALLOCATED ITEMS**	**5,224**	**3,056**
	TOTAL ASSETS	**8,542,005**	**7,450,654**

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated Balance Sheet (Continued)

For the period ended June 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

	2004	2003
LIABILITIES		
M. DEPOSITS (Note 2.12.)	**181,367**	**105,484**
Non-financial public sector	10,178	16,701
Financial sector	3,119	9,131
Non-financial private sector and residents abroad	168,070	79,652
Checking accounts	10,705	4,386
Savings accounts	51,649	22,857
Time deposits	26,622	16,273
Investment accounts	74,950	
Others	3,165	25,288
Accrued interest and quotation differences payable	979	10,848
N. OTHER LIABILITIES FOR FINANCIAL TRANSACTIONS (Note 2.13.)	**6,236,001**	**6,140,930**
Argentine Central Bank – Others	2,193,546	2,085,254
Rediscount to cover lack of liquidity	-	47,845
Others	2,193,546	2,037,409
Banks and international entities	285,700	446,206
Unsubordinated negotiable obligations	2,735,793	2,589,855
Creditors for spot and forward purchases to be settled	669,062	9,801
Securities to be delivered under spot and forward sales to be settled	50,530	-
Premiums on options written	-	1,015
Loans from domestic financial institutions	68,516	246,220
Others	170,494	311,712
Accrued interest and quotation differences payable	62,360	450,867
O. MISCELLANEOUS LIABILITIES	**51,037**	**40,464**
Fees	4,701	3,025
Others	46,336	37,439
P. PROVISIONS	**201,135**	**156,241**
R. UNALLOCATED ITEMS	**2,569**	**878**
TOTAL LIABILITIES	**6,672,109**	**6,443,997**
T. MINORITY INTEREST	**32,604**	**35,932**
SHAREHOLDERS' EQUITY (Note 2.19.)	**1,837,292**	**970,725**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**8,542,005**	**7,450,654**

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated Income Statement

For the period ended June 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

	2004	2003
A. FINANCIAL INCOME	**406,692**	**214,353**
Interest on cash and cash resources	350	262
Interest on loans to the financial sector	84	115
Interest on overdraft facilities	1,564	5,722
Interest on notes	7	-
Interest on mortgage loans	83,156	97,494
Interest on other receivables for financial transactions	18,655	21,304
Net income from options	-	830
Net income from government and corporate securities	63,653	-
Net income from secured loans – Decree 1387/01	28,486	19,204
Adjustment from application of CER	34,024	29,275
Adjustment from application of CVS	59,237	11,823
Others	110,993	21,391
B. FINANCIAL EXPENSES	**151,131**	**554,455**
Interest on current account deposits	42	46
Interest on savings account deposits	570	163
Interest on time deposits	314	580
Interest on loans from financial sector	4,464	28,849
Interest on other liabilities for financial transactions	52,325	166,348
Other interest	23,992	28,693
Net loss on government and corporate securities	-	105,980
Net loss on options	7,261	-
Adjustment from application of CER	54,463	41,109
Others	7,700	182,687
GROSS INTERMEDIATION MARGIN	**255,561**	**(340,102)**
C. LOAN LOSS PROVISION	**10,881**	**45,056**
D. INCOME FROM SERVICES	**33,258**	**35,762**
Linked with lending transactions	25	14
Linked with borrowing transactions	1,533	1,610
Other commissions	1	-
Others	31,699	34,138
E. EXPENSES FOR SERVICES	**12,803**	**11,871**
Commissions	5,677	5,972
Others	7,126	5,899

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated Income Statement (Continued)

For the period ended June 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

	2004	2003
F. MONETARY RESULT OF FINANCIAL TRANSACTIONS	**-**	**(12,672)**
G. ADMINISTRATIVE EXPENSES	**47,813**	**49,526**
Personnel expenses	25,821	27,418
Directors' and syndics' fees	1,042	1,121
Other fees	2,041	2,526
Advertising and publicity	1,538	315
Taxes	4,820	3,578
Other operating expenses	10,758	13,303
Others	1,793	1,265
H. MONETARY RESULT OF OPERATING EXPENSES	**-**	**(1,347)**
NET INCOME /(LOSS) ON FINANCIAL TRANSACTIONS	**217,322**	**(424,812)**
I. MINORITY INTEREST	**(5,570)**	**3,156**
J. MISCELLANEOUS INCOME	**47,393**	**43,834**
Income from long-term investments	248	284
Penalty interest	4,371	7,891
Loans recovered and allowances reversed	32,799	32,652
Adjustment from application of CER	-	-
Others	9,975	3,007
K. MISCELLANEOUS LOSSES	**95,639**	**77,081**
Loss on long-term investments	-	-
Penalty interest and charges in favor of the BCRA	24	34
Loan loss provision for miscellaneous receivables and other provisions	21,923	63,446
Others	73,692	13,601
L. MONETARY RESULT OF OTHER OPERATIONS	**-**	**5**
NET INCOME/(LOSS) BEFORE INCOME TAX	**163,506**	**(454,898)**
M. INCOME TAX (Note 2.17.)	1,863	-
NET INCOME /(LOSS) FOR THE PERIOD	**161,643**	**(454,898)**

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated Statement of Source and Application of Funds

For the period ended June 30, 2004

In comparative format with the same period of the previous year

(In thousands of pesos)

	2004	2003
Changes in funds		
Cash and cash resources at beginning of year, restated	414,275	122,854
Increase (decrease) in funds	(34,234)	116,591
Cash and cash resources at end of period	380,041	239,445
Reasons for changes in funds		
Plus:		
Financial income collected	423,980	181,579
Income from services collected	33,362	37,742
Less:		
Financial expenses paid	306,546	371,228
Expenses for services paid	12,803	11,871
Administrative expenses paid	44,576	54,782
Funds provided by (used in) ordinary transactions	93,417	(218,560)
Other sources of funds	393,371	751,160
Net increase in deposits	61,973	-
Net increase in other liabilities for financial transactions	-	253,631
Net increase in other liabilities	-	17,283
Net decrease in government and corporate securities	36,623	350,671
Net decrease in loans	63,253	61,872
Net decrease in other assets	231,522	15,721
Net decrease in other receivables for financial transactions	-	-
Other sources of funds	-	51,982
Total sources of funds	**486,788**	**532,600**
Other uses of funds	521,022	415,082
Net increase in loans	-	-
Increase in other receivables for financial transactions	262,614	44,570
Net increase in other assets	-	15,097
Net decrease in other liabilities for financial transactions	171,291	-
Net decrease in other liabilities	79,408	-
Other uses of funds	7,709	355,415
Total uses of funds	**521,022**	**415,082**
Monetary result of cash and cash resources	-	**927**
Decrease in funds	(34,234)	116,591

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated Memorandum Accounts

For the period ended June 30, 2004

n comparative format with the same period of the previous year

(In thousands of pesos)

		2004	2003
DEBIT		12,201,926	11,299,427
Contingent		8,202,452	7,700,654
	Loans granted	-	88,249
	Guarantees received	1,831,887	2,173,191
	Others not included in the debtor classification regulations	4,016,837	5,003,595
	Contingencies-re. contra items	2,353,728	435,619
Control		3,636,712	3,592,719
	Loans classified as non-recoverable	907,685	690,357
	Others	2,728,414	2,902,362
	Control re. contra items	613	-
Derivatives		358,510	6,054
	Notional value of call options bought	358,510	-
	Derivatives-re. contra items	-	6,054
Trust activities		4,252	-
	Trust funds	4,252	-
CREDIT		12,201,926	11,299,427
Contingent		8,202,452	7,700,654
	Loans granted (unused balances) included in the debtor classification regulations (Schedule B)	5,661	2,098
	Guarantees provided to the Argentine Central Bank	508,505	391,102
	Other guarantees provided not included in the debtor classification regulations	840,653	40,702
	Contingencies-re. contra items	6,847,633	7,266,752
Control		3,636,712	3,592,719
	Amounts to be credited	306	81
	Control-re. contra items	3,636,406	3,592,638
Derivatives		358,510	6,054
	"Notional" value of call options written	-	6,054
	Derivatives re. contra items	358,510	-
Trust activities		4,252	-
	Trust accounts re. contra items	4,252	-

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated August 09, 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated classification of financing according to status and guarantees received

For the period ended June 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

SCHEDULE B

COMMERCIAL PORTFOLIO	2004	2003
Normal situation	**1,106,647**	**1,465,459**
With "B" preferred collateral and counter-guarantees	1,002	3,096
Without any preferred collateral or counter-guarantees	1,105,645	1,462,363
Potential risk	**1,410**	**242**
With "B" preferred collateral and counter-guarantees	1,410	242
Without any preferred collateral or counter-guarantees	-	-
With problems	**171**	-
With "B" preferred collateral and counter-guarantees	163	-
Without any preferred collateral or counter-guarantees	8	-
High risk of insolvency	**1,212**	**10,046**
With "B" preferred collateral and counter-guarantees	-	2,368
Without any preferred collateral or counter-guarantees	1,212	7,678
Uncollectible	**7,114**	**28,793**
With "B" preferred collateral and counter-guarantees	153	8,198
Without any preferred collateral or counter-guarantees	6,961	20,595
Uncollectible for technical reasons	**767**	-
With "B" preferred collateral and counter-guarantees	-	-
Without any preferred collateral or counter-guarantees	767	-
TOTAL COMMERCIAL PORTFOLIO	**1,117,321**	**1,504,540**

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated classification of financing according to status and guarantees received

For the period ended June 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

SCHEDULE B
(Continued)

CONSUMER AND HOUSING PORTFOLIO	2004	2003
Normal performance	**1,549,260**	**1,605,095**
With "B" preferred collateral and counter-guarantees	1,446,098	1,536,191
Without any preferred collateral or counter-guarantees	103,162	68,904
Inadequate performance	**132,654**	**183,897**
With "B" preferred collateral and counter-guarantees	123,090	176,566
Without any preferred collateral or counter-guarantees	9,564	7,331
Deficient performance	**83,398**	**111,125**
With "B" preferred collateral and counter-guarantees	76,115	106,666
Without any preferred collateral or counter-guarantees	7,283	4,459
Difficult collection	**106,460**	**141,091**
With "B" preferred collateral and counter-guarantees	93,223	132,592
Without any preferred collateral or counter-guarantees	13,237	8,499
Uncollectible	**184,243**	**263,572**
With "B" preferred collateral and counter-guarantees	73,173	186,079
Without any preferred collateral or counter-guarantees	111,070	77,493
Uncollectible for technical reasons	**22,039**	**24,795**
With "B" preferred collateral and counter-guarantees	17,460	21,193
Without any preferred collateral or counter-guarantees	4,579	3,602
TOTAL CONSUMER AND HOUSING PORTFOLIO	**2,078,054**	**2,329,575**
GENERAL TOTAL	**3,195,375**	**3,834,115**

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Notes to the Consolidated Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

1 - CONSOLIDATION BASIS

These financial statements reflect the consolidated operations carried out by Banco Hipotecario Sociedad Anónima and BACS Banco de Crédito y Securitización Sociedad Anónima during the periods ended June 30, 2004 and 2003 and BHN Sociedad de Inversión Sociedad Anónima during the fiscal periods ended March 31, 2004 and 2003.

Although Banco Hipotecario Sociedad Anónima holds the controlling interests in BHN Inmobiliaria Sociedad Anónima and since October 3, 2000 in VR-Tasaciones y Certificaciones Sociedad Anónima, these companies' financial statements have not been consolidated with those of the Bank because the Management considers that the business activities in which the former is engaged are not homogeneous or supplementary to those carried out by the Bank, and the business activities carried out by the latter are not very significant.

The equity investments held by the Bank in the consolidated and non-consolidated companies at June 30, 2004 are as follows:

- BACS Banco de Crédito y Securitización Sociedad Anónima: 43,750,000 ordinary book-entry shares with a value of $1 each and entitled to one vote per share, which represent 70% of the capital stock.

- BHN Sociedad de Inversión Sociedad Anónima: 17,999,920 ordinary book-entry shares with a value of $1 each and entitled to one vote per share, which represent 99.99% of the capital stock.

- BHN Inmobiliaria Sociedad Anónima: 1,899,880 ordinary book-entry shares with a value of $1 each and entitled to one vote per share, which represent 99.99% of the capital stock.

- VR-Tasaciones y Certificaciones Sociedad Anónima: 100,000 ordinary shares with a value of $1 each and entitled to one vote per share, which represent 100% of the capital stock.

Notes to the Consolidated Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

The procedure followed by the Bank to include the controlled investees BHN Sociedad de Inversión Sociedad Anónima –consolidated– and BACS Banco de Crédito y Securitización Sociedad Anónima's accounts was as follows:

1.1. The Bank's Financial Statements have been prepared in line with the valuation and disclosure standards laid down by the Argentine Central Bank and include the balances reported in its Balance Sheet, Income Statement, Memorandum Accounts, Statement of Source and Application of Funds and Exhibit B, which have been consolidated on a line-by-line basis.

1.2. Items arising from intercompany transactions within the consolidated entities have been eliminated from the Balance Sheet, Income Statement, Memorandum Accounts, Statement of Source and Application of Funds and Exhibit B.

1.3. The portion of the Shareholders' Equity corresponding to the minority interest has been disclosed in the Consolidated Balance Sheet, in the line captioned "Minority Interest".

1.4. The portion of the net income/(loss) of the minority interest has been disclosed in the Consolidated Income Statement, in the line captioned "Minority Interest".

2 - BASIS FOR THE PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements of Banco Hipotecario Sociedad Anónima have been prepared in line with the provisions of Argentine Central Bank Communication "A" 2813 and supplementary rules, as amended, regarding financial reporting requirements for the publication of quarterly and annual financial statements and observing the guidelines of Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils of Economic Sciences (F.A.C.P.C.E.).

The consolidated financial statements of BHN Sociedad de Inversión Sociedad Anónima and the individual financial statements of BACS Banco de Crédito y Securitización Sociedad Anónima have been prepared following similar criteria to those applied by Banco Hipotecario Sociedad Anónima.

As from January 1, 2002, as a result of the application of Communication "A" 3702 which established the repeal of any legal and regulatory rule that did not allow the restatement of the accounting balances at period-end currency values, the Bank has resumed the application of the adjustment for inflation following the restatement method established by Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

Notes to the Consolidated Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

On March 25, 2003, the Executive Branch issued Decree 664 establishing that the financial statements for years ending as from that date are to be stated in nominal currency. Consequently, in accordance with Communication "A" 3921 of the BCRA, restatement of the financial statements was discontinued as from March 1, 2003.

The principal disclosure and valuation criteria followed for preparing these financial statements are described below:

2.1. Foreign currency assets and liabilities:

Foreign currency assets and liabilities have been valued at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank, in force at the close of operations carried out on the last business day of the periods ended June 30, 2004 and 2003.

2.2. Gold and other precious metals

Holdings of gold and silver were valued at the latest selling quotation on the London market, in US dollars, net of the direct selling expenses, converted into pesos at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank, in force at the close of operations on the last business day of the period ended June 30, 2004 and 2003.

In accordance with Communication "A" 2290 of the Argentine Central Bank, holdings of silver were included under Cash and cash resources, taking into account that: i) their market value arises from daily quotations of relevant transactions and ii) they are minted or represent "good delivery bars" in accordance with the regulations of the Governing Entity.

2.3. Interest accruals and adjustments of principal amounts (CER and CVS):

Interest accruals were determined using the exponential method for all lending and certain borrowing transactions in local and foreign currency whose total term was more than 92 days, and interest accruals for loans overdue more than 90 days were discontinued.

Adjustments of principal amounts from application of the CER were accrued as established by Argentine Central Bank regulations, and interest accruals for loans overdue more than 90 days were discontinued.

2.4. Government and corporate securities:

Listed - In Argentina and abroad:

The securities classified as "Holdings of trading securities" and "Investment in listed corporate securities" have been valued in accordance with their market quotation prevailing at period end, net of the estimated allowance, where applicable, and corporate securities with autorization to trade on euromarkets and on the Buenos Aires Stock Exchange have been valued at their technical residual value.

Notes to the Consolidated Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

The BODEN 2012 Government securities in US$ classified as "Holdings in investment accounts" have been recognized at their technical value, in accordance with the whereas clauses of Communication "A"3785. Such technical values increase on the basis of interest accrued under the issue terms and conditions at the end of each year. The new foreign currency balance is converted into pesos at the reference exchange rate published by the Argentine Central Bank.

BODEN National Government securities received in lieu of payment from borrowers of mortgage loans, as established by Decree 905/02, have been valued at their power to repay the financial assistance received from the Argentine Central Bank, that is, $1.40 per US dollar plus CER and accrued interest.

The National Government Securities originally issued in foreign currency subject to Argentine legislation have been converted into pesos at the exchange rate of $1.40 per US dollar, as provided for by Law 25561, Decree 214 and complementary rules and amendments.

National Government securities originally issued in foreign currency and not subject to conversion into pesos, have been recorded at December 31, 2003 carrying value.

Unlisted -Argentina

The securities classified under "Unlisted Government Securities" have been valued at cost plus accrued interest not yet collected.

The Bank has recorded Secured Bonds issued by the Fiduciary Fund for Provincial Development received within the framework of Decree 1579/02, Ministry of Economy Resolution 539/02 and supplementary rules. These bonds have been stated at present value, following the guidelines established by Communication "A" 3911, complementary rules and amendments.

2.5. Loans:

The portfolio of performing loans and loans due ninety days or less has been valued in terms of the principal amounts actually lent, plus capitalized interest, net of principal amortization collected and debt balance refinancing, plus adjustments (from application of the CER, where applicable) and accrued interest receivable and less the estimated reserve for loan losses.

Secured loans were valued until February 28, 2003 according to their origin as i) received in exchange for Argentine government securities, in line with Decree 1387/01, have been valued at the ratio established by the Ministry of Economy (face value plus interest accrued until November 6, 2001, less coupons receivable until November 30, 2001), maintaining for such purpose the value at which those government securities had been recorded in investment accounts, ii) received in exchange for government securities accepted for the repayment of non-performing loans (Communication "A" 3398), have been valued at the higher of their face value less the related allowance for loan losses or their quotation value. The gain arising from the difference between the face value of the secured loans received and the value at which those exchanged securities had been recorded in investment accounts or the carrying value, as the case may be, accrues on a linear basis during the term of those loans. Secured Loans originally denominated in foreign currency

Notes to the Consolidated Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

subject to Argentine legislation have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments, the CER having been applied to the amount of those loans as from February 3, 2002.

In accordance with Communication "A" 3911, complementary rules and amendments of the Argentine Central Bank, loans secured under Decree 1387/01 and other public sector loans are valued at the lower of present value (cash flows according to contract conditions, discounted at the rates of interest established by the Argentine Central Bank) or technical value (amount restated by the CER, where applicable, plus interest accrued in accordance with contract clauses). This value is compared to the theoretical value (book value at February 28, 2003, net of the offsetting account, plus adjustment by the CER, where applicable). The differences resulting from this comparison are shown in an assets offsetting account, if the result is positive, and expensed if the result is a loss. The balance will be adjusted according to the amount resulting from the calculation of the differences between those items, until they are used up. Once the balance has been used up, any subsequent valuation difference will be expensed.

Secured loans incorporated after February 28, 2003 are valued at cost grossed up for interest accrued at their internal rate of return.

Other loans to the public sector, not included in the preceding paragraph, originally granted in foreign currency have been converted into pesos at the exchange rate of $1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to the amount of those loans and maximum rates have been established, in accordance with Decree 1579/02, if those assets were subjected to the Exchange of Provincial Public Debt.

Loans to the non-financial private sector originally granted in foreign currency have been converted into pesos at the exchange rate of $1.00 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER and CVS have been applied to the amount of those loans and maximum rates have been established, depending on the borrower.

2.6. Other receivables for financial transactions:

The individual mortgage loans pending securitization whose fiduciary ownership was transferred by the Bank and recorded in this caption have been valued and converted into pesos following the criterion described in point 2.3 and 2.5.

The amount recorded in the account captioned "Other not included in the debtor classification regulations - Compensation to be received from the National Government" includes the amount in pesos equivalent to the technical value of the bonds to be received, in accordance with sections 28 and 29 of Decree 905, until the Argentine Central Bank credits the remaining BODEN 2012 in US dollars requested in compliance with that regulation.

Notes to the Consolidated Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

The Bank has repurchased its Negotiable Obligations under a financing agreement signed with DePfa Investment Bank Ltd. These rights have been valued at period-end market value of the underlying negotiable obligations.

The rights arising from the total return swap transaction involving the Bank's own shares have been valued at period-end market value of the underlying asset.

2.7. Investments in other companies:

This caption mainly includes the equity investments held by the Bank in:

Controlled investee engaged in non-homogeneous activities: BHN Inmobiliaria Sociedad Anónima. This equity investment has been recorded according to the equity method of accounting, at December 31, 2003.

Other equity investments: Mercado Abierto Electrónico Sociedad Anónima, ACH Sociedad Anónima, VR-Tasaciones y Certificaciones Sociedad Anónima, Mortgage.com Inc. and VR-Particulares Sociedad Anónima. These equity investments have been recorded at the lower of cost or estimated recoverable value.

2.8. Miscellaneous receivables

BODEN 2012 and National Government Secured Loans deposited in escrow have been valued following the criteria mentioned in the third paragraph of point 2.4. and in fifth paragraph of point 2.5., respectively.

2.9. Bank premises and equipment and miscellaneous assets:

These assets are recorded at cost restated in constant monetary units until February 28, 2003, net of accumulated depreciation calculated following the straight-line method, based on the estimated useful life of the assets. The cost of assets added before December 31, 1994 is restated in constant currency as of that date, while subsequent transactions are valued in current purchasing power values of the period to which they correspond.

The Bank records in "Miscellaneous assets – Assets acquired through foreclosures" housing units added to the Bank's assets in repayment of mortgage loans. These housing units have been valued at the lower of market value or the value of the loan, net of allowances.

The net book values of the assets taken as a whole, except for the assets intended for sale, which do not exceed their estimated recovery value, do not exceed their net realizable value.

2.10. Housing, life and unemployment insurance premiums in lending transactions:

The Bank's policy is to recognize the premium income when the corresponding loan installment accrues, except for those loans that are more than ninety days in arrears, and to allocate the expenditures for claims to the net income/(loss) for the period in which they occur.

Notes to the Consolidated Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

The Bank has set up a reserve of Ps. 12,013 thousand, which is included in the Shareholders' Equity – Profit reserves – Others and a reserve for pending insurance claims for Ps. 9,427 thousand and Ps. 9,791 thousand at June 30, 2004 and 2003, respectively, which is shown in the Provisions caption under Liabilities.

2.11. Intangible assets

These assets represent organization and systems development expenses incurred by Banco Hipotecario S.A. and organization expenses due to the establishment and start-up and implementation of computer software of BHN Sociedad de Inversión Sociedad Anónima and BACS Banco de Crédito y Securitización Sociedad Anónima. These assets have been restated in constant monetary units of February 28, 2003, and are being amortized monthly according to the straight-line method, based on their estimated useful life.

2.12. Deposits

Deposits have been valued at their placement value, plus adjustments from application of the CER and accrued interest, where applicable. The fixed return for each transaction is accrued on an exponential basis, while the variable return is accrued at the pro rata rate of return agreed upon based on the improvement in the price of the financial asset or financial asset indicator, between the time the transaction is arranged and the end of the month.

Deposits originally made in foreign currency have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to those deposits.

2.13. Other liabilities for financial transactions

Futures and options transactions originally agreed in foreign currency, whether they have been settled and/or with settlement agreements in writing by the parties prior to the effectiveness of Decree 992 have been valued at the various rates of exchange agreed by the parties at the time of settlement of each transaction. The other transactions not renegotiated at the effective date of that decree have been converted into pesos at the rate of exchange of $ 1.40 per US dollar and recognized as sight accounts.

Notes to the Consolidated Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

2.14. Valuation of options

The Bank has acquired a call option for Euro 100,000 thousand. The premium on this option has been valued at period-end market price.

Premiums on call options written and bought have been accrued on a linear basis during the life of the contract.

2.15. Dismissal Indemnities

The Bank does not set up any provisions to cover the risk of dismissal indemnities involving the staff, as the disbursements in this respect are charged to the results for the year in which they occur.

2.16. Income Tax

Pursuant to Article 28 of Law 24,855, Banco Hipotecario Sociedad Anónima is subject to income tax, except for all the housing loan transactions carried out prior to October 23, 1997, date of registration of its by-laws with the Superintendency of Corporations.

The Bank charges income and sets up a provision for income tax determined based on the transactions subject to this tax in the period in which those transactions are carried out.

2.17. Minimum Notional Income Tax

Although the tax paid can be considered as a tax credit on account of income tax for a period of up to 10 years, the Bank has charged that disbursement to results.

2.18. Shareholders' Equity

a. Capital stock, reserves and capital adjustment:

The Shareholders' Equity account activity and balances prior to December 31, 1994 have been restated in the currency values prevailing at that date, following the method mentioned in the

first paragraph of this Note. The transactions carried out subsequent to that date have been recorded in currency values of the period to which they correspond. The balances of the Shareholders' Equity accounts as of June 30, 2004 have been restated in the currency value of February 28, 2003. The adjustment derived from the restatement of the balance of "Capital Stock" was allocated to "Equity Adjustments".

b. Results:

Income and expenses for the year have been restated into year-end currency regardless of whether they have been collected or paid. Monetary results of exposure to inflation were determined through February 28, 2003 as follows:

b.1)"Monetary result of financial transactions" includes the result of exposure to inflation generated by assets and liabilities related to the carrying out of the usual brokerage activity between the supply and demand of financial resources.
b.2)"Monetary result of operating expenses" includes the result of exposure to inflation generated by monetary assets and liabilities in pesos, related to administrative expenses.
b.3)"Monetary result of other operations" includes the result of exposure to inflation generated by assets and liabilities not related to the financial brokerage activity.

c. Prior year adjustment

The fees for Ps. 5,176 thousand payable to the Executive Committee Directors for profit sharing and stock appreciation rights which are to be charged to fiscal 2003, as resolved by the Meeting of Shareholders held on May 31, 2004, have been allocated as prior year adjustments.

The preparation of the financial statements requires that the Bank's Board of Directors perform estimates affecting assets and liabilities, the net income/(loss) for the period and the determination of contingent assets and liabilities at the date thereof. Since these estimates involve value judgements regarding the probability of occurrence of future events, the actual net income/(loss) may differ from the estimated amount and thus generate losses or profits affecting subsequent periods. All legal and regulatory rules in force at the date of presentation of these financial statements have been considered.

The financial statement figures for the same period of the previous year, presented for comparative purposes, include certain reclassifications and adjustments that contemplate specific disclosure criteria so as to present them on a consistent basis with those of the current period.

3 - DIFFERENCES BETWEEN ARGENTINE CENTRAL BANK REGULATIONS AND PROFESSIONAL ACCOUNTING STANDARDS

Below is a detail of the main differences between the Argentine Central Bank regulations and professional accounting standards, considering the statement made in the first part of Note 9:

3.1. Valuation criteria

Notes to the Consolidated Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

a) Compensation to be received, per Sections 28 and 29 of National Executive Branch Decree 905/02, and investment account securities

As of June 30, 2004 and 2003, the Bank carries the government securities received and to be received in the "Government Securities – holdings in investment accounts" and Other Receivables for financial transactions – Other not included in the debtor classification regulations" captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02.

In addition, there are BODEN 2012 received in repayment of mortgage loans that are carried in investment accounts.

Under professional accounting standards, those assets are to be valued at their quotation values net of estimated selling expenses, charging the quotation differences to the results for each period, unless there is a possibility and intention to carry them until maturity.

b) Allowances for receivables from the non-financial public sector

Current regulations on the setting up of allowances issued by the Argentine Central Bank provide that receivables from the Public Sector are not subject to allowances for doubtful accounts. Under professional accounting standards, those allowances must be estimated on the basis of the uncollectibility risk attaching to those assets.

c) Accounting for income tax according to the deferred tax method

The Bank determines income tax at the statutory rate applicable to the estimated taxable income, without considering the effect of any timing differences between the accounting and taxable results. Under professional accounting standards, income tax must be recognized according to the deferred tax method.

d) Valuation of options

The Bank values certain accrued premiums on call options bought and written on a linear basis. This criterion differs from professional accounting standards, under which such premiums are to be stated at their market value.

e) Net present value of secured loans, government and other similar securities

Through Resolution No. 87/03, the CPCECABA suspended the application of the criterion for measuring the present value, establishing the application of a relevant market interest rate on the basis of future income or disbursements of funds corresponding to loans, investments and other accounts receivable or payable generated by the specific activities carried out by financial institutions. This criterion differs from that established by Communication "A" 3911.

Notes to the Consolidated Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

f) Valuation at equity value

For purposes of calculating the equity value, Technical Pronouncement No. 21 establishes that the closing date of the period of investors is to coincide with that of the issuing companies, a criterion that differs from Argentine Central Bank regulations. The same valuation criterion under professional accounting standards is also to be applied to all subsidiaries.

g) Restatement to constant currency

The June 30, 2003 financial statements have given recognition to the effects of the variations in the purchasing power of the currency until February 28, 2003, following the restatement method established by Technical Pronouncement No. 6 (as amended by Technical Pronouncement No. 19) of the FACPCE. As provided for by National Executive Branch Decree 664/2003, Argentine Central Bank Communication "A" 3921 and CNV Resolution No. 441, the Bank discontinued the application of that method and, therefore, did not recognize the effects of the variations in the purchasing power of the currency as from March 1, 2003.

As established by MD Resolutions Nos. 10 and 41/2003 of the CPCECABA, under professional accounting standards the application of this method remained in effect until the periods ended September 30, 2003.

Nevertheless, taking into account the negative variation of 2.1% in the IPIM in the period from March to September 2003, the effects derived from failure to recognize those variations in these financial statements have not been significant.

3.2. Disclosure issues

a) Comparative purpose financial statements

Under professional accounting standards, the Bank should present the comparative information on the balance sheet with that of the balance sheet at the closing date of the preceding full fiscal year, in this case, December 31, 2003.

b) Statement of cash flows, earning per share and business segment

The criterion established by Technical Pronouncement No. 19 for disclosing these items differs from that established by the Argentine Central Bank in its Circular CONAU 1.

4 - RESTRICTED ASSETS OF RELATED COMPANIES

At March 31, 2004, BHN Sociedad de Inversión Sociedad Anónima did not have any restricted assets.

BACS Banco de Crédito y Securitización S.A. is subject to the provisions of Decree 905/02 which provides that the Argentine Central Bank will grant financing to financial institutions for the subscription of bonds issued by the National State (BODEN due 2012 in US dollars), to be earmarked to cover the negative net foreign currency position, requiring for such purpose assets as collateral for that financing. At the date of these financial statements, the assets to be offered by the Bank to the Governing Entity had not been identified.

As of June 30, 2004, BACS Banco de Crédito y Securitización S.A.'s availability of BODEN 2012 for US$ 11,965 credited by the Argentine Central Bank for the compensation envisaged in Sections 28 and 29 of Decree 905/02 was restricted, those BODENs being deposited in CRYL.

BACS Banco de Crédito y Securitización S.A. carries certificates of participation in the BACS II Financial Trust and BACS Funding I Mortgage Trust as collateral for the financing line held with International Finance Corporation (IFC).

5 – MORTGAGE SYSTEMS INTERNATIONAL LLC ("MSI")

In view of the equity interest held by BHN Sociedad de Inversión S.A. in Mortgage Systems International LLC ("MSI"), and considering the problems that could arise from continuing to maintain an equity interest higher than 12.5% in a company which does not currently provide services supplementary to the Bank's specific activities, through Minutes No. 135 dated December 3, 2003 the Board of Directors resolved to: i) properly reflect the situation arising from the equity interest held in MSI in a note to consolidated financial statements; ii) consider the excess equity interest held by BHN Sociedad de Inversión S.A. in MSI's capital stock as a higher consolidated minimum capital requirement, as established by applicable regulations; and iii) make the pertinent presentations to the BCRA proposing the correct classification.

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Balance Sheet

For the period ended June 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

	2004	2003
ASSETS		
A. CASH AND CASH RESOURCES	354,268	220,734
Cash	38,619	34,680
Banks and correspondents	155,576	98,411
Others – (Note 9.2.)	160,073	87,643
B. GOVERNMENT AND CORPORATE SECURITIES (Schedule A and Note 9.4.)	496,641	1,022,502
Holdings in investment accounts	110,633	877,293
Holdings of trading securities	216,350	27,502
Unlisted government securities	164,946	96,749
Investments in listed corporate securities	4,712	20,958
C. LOANS (Schedules B, C and D and Notes 9.3. and 9.5.)	2,325,301	2,858,826
To the non-financial public sector	750,453	909,067
To the financial sector	568	5,934
To the non-financial private sector and residents abroad	1,901,038	2,462,247
Overdraft facilities	112,387	119,112
Mortgage loans	1,709,278	1,993,668
Pledge loans	830	-
Consumer loans	6,451	65
Unallocated collections	(11,319)	(15,076)
Others	58,559	338,080
Accrued interest and quotation differences receivable	24,852	26,398
Allowances (Schedule J and Notes 10 and 11)	(326,758)	(518,422)
D. OTHER RECEIVABLES FOR FINANCIAL TRANSACTIONS (Schedules B, C and D and Notes 9.3. and 9.6.)	4,076,016	2,931,428
Argentine Central Bank	4,890	2,017
Amounts receivable for spot and forward sales to be settled	55,704	-
Securities to be received under spot and forward purchases to be settled	639,384	9,801
Premiums on options bought	5,097	-
Others not included in the debtor classification regulations (Note 15)	2,921,219	2,560,095
Others included in the debtor classifications regulations (Notes 15 and 16)	469,645	373,267
Accrued interest receivable included in the debtor classification regulations (Note 16)	20,809	14,247
Allowances (Schedule J)	(40,732)	(27,999)

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Balance Sheet
For the period ended June 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

	2004	2003
F. INVESTMENTS IN OTHER COMPANIES (Schedule E and Notes 9.7. and 30)	**122,088**	**108,991**
In financial institutions	78,843	74,547
Others	43,245	34,444
G. MISCELLANEOUS RECEIVABLES (Note 9.8.)	**897,762**	**41,404**
Receivables for assets sold (Schedules B and C)	316	-
Others (Note 18)	919,427	72,026
Other accrued interest receivable	1,698	1,698
Allowances (Schedule J)	(23,679)	(32,320)
H. BANK PREMISES AND EQUIPMENT (Schedule F and Note 9.9.)	**91,956**	**92,144**
I. MISCELLANEOUS ASSETS (Schedule F and Note 9.9.)	**28,263**	**40,582**
J. INTANGIBLE ASSETS (Schedule G and Note 9.11.)	**3,821**	**3,712**
Organization and development expenses	3,821	3,712
K. UNALLOCATED ITEMS	**5,224**	**3,056**
TOTAL ASSETS	**8,401,340**	**7,323,379**

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Balance Sheet

For the period ended June 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

	2004	2003
LIABILITIES		
L. DEPOSITS (Schedules H and I and Notes 9.3., 9.12. and 29)	**186,078**	**107,906**
Non-financial public sector	10,178	16,701
Financial sector	3,119	9,131
Non-financial private sector and residents abroad	172,781	82,074
Checking accounts	15,416	6,808
Savings accounts	51,649	22,857
Investment accounts	74,950	-
Time deposits	26,622	16,273
Others	3,165	25,288
Accrued interest and quotation differences payable	979	10,848
M. OTHER LIABILITIES FOR FINANCIAL TRANSACTIONS (Schedule I and Notes 9.3., 9.13. and 9.14.)	**6,132,606**	**6,052,546**
Argentine Central Bank	2,165,284	2,056,840
Rediscount to cover lack of liquidity	-	47,845
Others	2,165,284	2,008,995
Banks and international entities	261,182	386,330
Unsubordinated negotiable obligations (Note 19)	2,735,793	2,589,855
Amounts payable under spot and forward purchases to be settled	669,062	9,801
Securities to be delivered under spot and forward sales to be settled	60,299	-
Premiums on options written	-	1,015
Loans from domestic financial institutions	68,491	246,220
Others (Note 21)	110,202	311,712
Accrued interest and quotation differences payable	62,293	450,773
N. MISCELLANEOUS LIABILITIES	**41,660**	**35,083**
Fees	4,701	2,981
Others (Note 22)	36,959	32,102
O. PROVISIONS (Schedule J and Note 9.10.)	**201,135**	**156,241**
Q. UNALLOCATED ITEMS	**2,569**	**878**
TOTAL LIABILITIES	**6,564,048**	**6,352,654**
SHAREHOLDERS' EQUITY (per related statement) (Note 9.18.)	**1,837,292**	**970,725**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**8,401,340**	**7,323,379**

Notes and Schedules are an integral part of these financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Balance Sheet

For the period ended June 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

	2004	2003
A. FINANCIAL INCOME	**395,265**	**209,854**
Interest on cash and cash resources	334	247
Interest on loans to the financial sector	74	-
Interest on overdraft facilities	1,564	5,722
Interest on notes	7	
Interest on mortgage loans	83,156	97,494
Interest on pledge loans	2	6,892
Interest on other loans	5,268	
Interest on other receivables for financial transactions	18,168	17,586
Net income from options	-	830
Net income from government and corporate securities	58,197	-
Net income from secured loans – Decree 1387/01	28,486	19,204
Adjustment from application of CER	33,045	28,430
Adjustment from application of CVS	59,237	11,823
Others (Note 23)	107,727	21,626
B. FINANCIAL EXPENSES	**148,714**	**547,019**
Interest on current account deposits	42	46
Interest on savings account deposits	570	163
Interest on time deposits	314	580
Interest on loans from financial sector	4,464	28,849
Interest on other liabilities for financial transactions	51,491	166,150
Other interest	23,721	28,555
Net loss on options	7,261	-
Net loss on government and corporate securities	-	103,875
Adjustment from application of CER	53,671	40,625
Others (Note 23)	7,180	178,176
GROSS INTERMEDIATION MARGIN	**246,551**	**(337,165)**

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Balance Sheet (Continued)
For the period ended June 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

	2004	2003
C. LOAN LOSS PROVISION	10,603	45,026
D. INCOME FROM SERVICES	32,957	35,784
Linked with borrowing transactions	1,533	1,610
Others (Note 24)	31,424	34,174
E. EXPENSES FOR SERVICES	12,743	11,821
Commissions	5,677	5,971
Others (Note 25)	7,066	5,850
F. MONETARY RESULT OF FINANCIAL TRANSACTIONS	-	(9,314)
G. ADMINISTRATIVE EXPENSES	45,395	48,160
Personnel expenses	24,545	26,669
Directors' and syndics' fees	959	1,071
Other fees	1,882	2,464
Advertising and publicity	1,419	314
Taxes	4,627	3,528
Other operating expenses (Note 26)	10,554	12,855
Others	1,409	1,259
H. MONETARY RESULT OF OPERATING EXPENSES	-	41
NET INCOME/(LOSS) ON FINANCIAL TRANSACTIONS	210,767	(415,661)
I. MISCELLANEOUS INCOME	46,504	43,532
Income from long-term investments	7,194	-
Penalty interest	4,364	7,891
Loans recovered and allowances reversed	26,630	32,652
Adjustment from application of CER	-	-
Others (Note 27)	8,316	2,989
J. MISCELLANEOUS LOSSES	95,628	82,793
Loss on long-term investments	-	6,001
Penalty interest and charges in favor of the BCRA	18	30
Loan loss provision for miscellaneous receivables and other provisions	21,923	63,446
Others (Note 28)	73,687	13,316
K. MONETARY RESULT OF OTHER OPERATIONS	-	24
NET INCOME/(LOSS) BEFORE INCOME TAX	161,643	(454,898)
NET (LOSS) / INCOME FOR THE PERIOD	161,643	(454,898)

Notes and schedules are an integral part of these financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated August 09 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Statement of Changes in Shareholders' Equity

For the period ended June 30, 2004

In comparative format with the same period of the previous year

(In thousands of pesos)

Changes	Capital Stock	Non-Capitalized Contributions		Equity adjustment	Profit reserves		Retained earnings	Total at 6/30/04	Total at 6/30/03
		Share issuance premium	Irrevocable contributions for future capital increases		Legal	Others			
1. Opening balances	1,500,000	-	1	1,797,623	1,022,078	169,608	(2,808,485)	1,680,825	1,425,623
2. Prior year adjustment							(5,176)	(5,176)	-
3. **Subtotal**	1,500,000	-	1	1,797,623	1,022,078	169,608	(2,813,661)	1,675,649	1,425,623
4. Net income /(loss) for the period							161,643	161,643	(454,898)
5. **Closing balances**	**1,500,000**	-	1	**1,797,623**	**1,022,078**	**169,608**	**(2,652,018)**	**1,837,292**	**970,725**

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated August 09 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Statement of Source and Application of Funds

For the period ended June 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

	2004	2003
Changes in funds		
Cash and cash resources at beginning of period	379,002	105,973
Increase (decrease) in funds	(24,734)	114,761
Cash and cash resources at end of period	354,268	220,734
Reasons for changes in funds in uniform currency		
Plus:		
Financial income collected	341,631	177,529
Income from services collected	32,957	37,769
Less:		
Financial expenses paid	304,129	364,437
Expenses for services paid	12,743	11,821
Administrative expenses paid	41,563	53,596
Funds provided by (used in) ordinary transactions	16,153	(214,556)
Other sources of funds	435,665	711,786
Net increase in other liabilities for financial transactions	-	236,733
Net increase in deposits	62,902	-
Net increase in other liabilities	-	18,619
Net decrease in government and corporate securities	24,313	319,943
Net decrease in loans	60,562	70,003
Net decrease in other receivables for financial transactions	-	-
Net decrease in other assets	287,876	17,499
Other sources of funds	12	48,989
Total sources of funds	**451,818**	**497,230**
Other uses of funds	476,552	381,591
Net increase in other receivables for financial transactions	212,925	380
Net decrease in deposits	-	25,156
Net decrease in other liabilities for financial transactions	187,682	-
Net decrease in other liabilities	75,945	-
Other uses of funds	-	356,055
Total uses of funds	**476,552**	**381,591**
Monetary result of cash and cash resources	-	878
Increase (decrease) in funds	(24,734)	114,761

Notes and schedules are an integral part of these financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Memorandum Accounts

For the period ended June 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

	2004	2003
DEBIT	**11,649,491**	**11,170,476**
Contingent	**8,174,770**	**7,571,703**
Guarantees received	1,831,887	2,139,766
Others not included in the debtor classification regulations	4,016,837	5,037,020
Contingencies – re. contra items	2,326,046	394,917
Control	**3,116,211**	**3,592,719**
Loans classified as non-recoverable	907,685	690,357
Others	2,207,913	2,902,362
Control – re. contra items	613	-
Derivatives	**358,510**	**6,054**
Notional value of call options bought	358,510	-
Derivatives - re. contra items	-	6,054
CREDIT	**11,649,491**	**11,170,476**
Contingent	**8,174,770**	**7,571,703**
Loans granted (unused balances) included in the debtor classification regulations (Schedules B, C and D)	5,661	2,098
Guarantees provided to the BCRA	508,505	391,102
Other guarantees not included in the debtor classification regulations	812,971	-
Contingencies – re. contra items	6,847,633	7,178,503
Control	**3,116,211**	**3,592,719**
Amounts to be credited	306	81
Others	-	-
Control – re. contra items	3,115,905	3,592,638
Derivatives	**358,510**	**6,054**
"Notional" value of call options written		6,054
Derivatives – re. contra items	358,510	-

Notes and Schedules are an integral part of these financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Government and corporate securities

For the period ended June 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

SCHEDULE (A)

Description	Identification	Holding			Position without options	Options	Final position
		Market value	Book value 6/30/2004	Book value 6/30/2003			
LISTED GOVERNMENT SECURITIES							
- Holdings in investment accounts							
Argentina		106,310	110,633	877,293	110,633	-	110,633
In foreign currency		106,310	110,633	877,293	110,633	-	110,633
Boden 2012 - Compensating Bond	ARR6123=BA	51,829	50,937	778,828	50,937		50,937
Boden 2012 - Repayment of loans		54,481	59,696	98,465	59,696		59,696
Subtotal investment accounts		106,310	110,633	877,293	110,633	-	110,633
- Holdings of trading securities							
Argentina		216,350	216,350	27,502	216,350	-	216,350
In pesos		167,906	167,906	27,502	167,906	-	167,906
Medium-term treasury bonds – 8.75% - due 2002	BONTE 5/9/02	-	-	6	-	-	-
National Government bonds in pesos 2% - due 2007	BODEN 2007	24,949	24,949	730	24,949	-	24,949
National Government bonds in pesos 2% - due 2008	BODEN 2008	12,060	12,060	-	12,060	-	12,060
Consolidation Bond – Series 4 – 2%	PRO XII	3,358	3,358	-	3,358	-	3,358

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Government and corporate securities

For the period ended June 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

SCHEDULE (A) Continued

Description	Identification	Holding			Position without options	Options	Final position
		Market value	Book value 6/30/2004	Book value 6/30/2003			
Medium-term treasury bonds – 12.125% - due 2005	ARTY05FD3=ME	164	164	198	164	-	164
Medium-term treasury bonds – 11.25% - due 2004	ARTY04FD3=ME	150	150	177	150	-	150
Medium-term treasury bonds – 8.755% - due 2002	ARTY02FD3=ME	319	319	359	319	-	319
Other government securities		2,581	2,581	3,425	2581	-	2,581
Argentine Central Bank Bills	ARVEY43=BA	124,325	124,325	22,613	124,325	-	124,325
In foreign currency		48,444	48,444	-	48,444	-	48,444
Argentine Republic External Bills		34,549	34,549	-	34,549	-	34,549
BODEN 2012		13,895	13,895	-	13,895	-	13,895
Subtotal trading securities		216,350	216,350	27,502	216,350	-	216,350
TOTAL LISTED GOVERNMENT SECURITIES		322,660	326,983	904,795	326,983	-	326,983
UNLISTED GOVERNMENT SECURITIES							
Argentina		-	164,946	96,749	164,946	-	164,946
In pesos		-	164,946	96,749	164,946	-	164,946
National and Provincial Bonds		-	-	4,158	-	-	-
National Government secured bonds		-	163,066	-	163,066		163,066
National Government Bonds 9 %	ARB6AFC3=BA	-	-	19,629	-	-	-
Fiscal credit certificate		-	1,880	5,327	1,880	-	1,880
Argentine Central Bank Bills	ARVEY43=BA	-	-	67,635	-	-	-
In foreign currency		-	-			-	-
National Government Bonds 9 %	ARARGE033233	-	-			-	-
Argentine Republic External Bills		-	-			-	-
Fiscal credit certificate		-	-			-	-
TOTAL UNLISTED GOVERNMENT SECURITIES		-	164,946	96,749	164,946	-	164,946

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Government and corporate securities

For the period ended June 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

SCHEDULE (A) *Continued*

Description	Identification	Holding			Position without options	Options	Final position
		Market value	Book value 3/31/2004	Book value 3/31/2003			
INVESTMENTS IN LISTED CORPORATE SECURITIES							
- Other equity securities							
Argentina		4,712	4,712	20,958	-	-	-
In pesos		4,712	4,712	20,958	-	-	-
Banco Hipotecario - Book-entry "D"	ARBHIPO 10161	-	-	2,465	-	-	-
Banco Hipotecario - Options	ARBHI 10100194	-	-	30	-	-	-
CHA Series 1 – 2004		4,353	4,353	-	-	-	-
Acindar S.A.		-	-	3,320			
Aluar S.A.		-	-	577	-	-	-
Banco Francés		-	-	986			
Bansud S.A.		-	-	2,610			
Solvay Indupa SAIC		-	-	2,431	-	-	-
Molino Río de la Plata		-	-	3,651	-	-	-
Perez Companc S.A.		-	-	378	-	-	-
Telecom S.A.		-	-	2,805			
Transportadora Gas del Sur		-	-	1,705			
Tarjeta Shopping Trust Debt Securities, Series 5		359	359	-	-	-	-
TOTAL INVESTMENTS IN LISTED CORPORATE SECURITIES		4,712	4,712	20,958	-	-	-
TOTAL		327,372	496,641	1,022,502	491,929	-	491,929

Notes and schedules are an integral part of these financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

sification of financing according to status and guarantees received
For the period ended June 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

SCHEDULE B

COMMERCIAL PORTFOLIO	2004	2003
Normal situation	**1,059,762**	**1,431,629**
With "B" preferred collateral and counter-guarantees	1,002	3,096
Without any preferred collateral or counter-guarantees	1,058,760	1,428,533
Potential risk	**1,410**	**242**
With "B" preferred collateral and counter-guarantees	1,410	242
Without any preferred collateral or counter-guarantees	-	-
With problems	**171**	**-**
With "B" preferred collateral and counter-guarantees	163	-
Without any preferred collateral or counter-guarantees	8	-
High risk of insolvency	**1,212**	**10,046**
With "B" preferred collateral and counter-guarantees	-	2,368
Without any preferred collateral or counter-guarantees	1,212	7,678
Uncollectible	**7,114**	**28,793**
With "B" preferred collateral and counter-guarantees	153	8,198
Without any preferred collateral or counter-guarantees	6,961	20,595
Uncollectible for technical reasons	**767**	**-**
With "B" preferred collateral and counter-guarantees	-	-
Without any preferred collateral or counter-guarantees	767	-
TOTAL COMMERCIAL PORTFOLIO	**1,070,436**	**1,470,710**

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09 2004
PRICE WATERHOUSE & CO.

(Partner)

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

BANCO HIPOTECARIO

Classification of financing according to status and guarantees received

For the period ended June 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

SCHEDULE B
(Continued)

CONSUMER AND HOUSING PORTFOLIO	2004	2003
Normal performance	**1,549,260**	**1,571,670**
With "B" preferred collateral and counter-guarantees	1,446,098	1,502,766
Without any preferred collateral or counter-guarantees	103,162	68,904
Inadequate performance	**132,654**	**183,897**
With "B" preferred collateral and counter-guarantees	123,090	176,566
Without any preferred collateral or counter-guarantees	9,564	7,331
Deficient performance	**83,398**	**111,125**
With "B" preferred collateral and counter-guarantees	76,115	106,666
Without any preferred collateral or counter-guarantees	7,283	4,459
Difficult collection	**106,460**	**141,091**
With "B" preferred collateral and counter-guarantees	93,223	132,592
Without any preferred collateral or counter-guarantees	13,237	8,499
Uncollectible	**184,243**	**263,572**
With "B" preferred collateral and counter-guarantees	73,173	186,079
Without any preferred collateral or counter-guarantees	111,070	77,493
Uncollectible for technical reasons	**22,039**	**24,795**
With "B" preferred collateral and counter-guarantees	17,460	21,193
Without any preferred collateral or counter-guarantees	4,579	3,602
TOTAL CONSUMER AND HOUSING PORTFOLIO	**2,078,054**	**2,296,150**
GENERAL TOTAL	**3,148,490**	**3,766,860**

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated August 09 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Concentration of Financing
For the period ended June 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

SCHEDULE C

	FINANCING			
	2004		2003	
Number of customers	**Debt balance**	**% of total portfolio**	**Amount**	**% of total portfolio**
10 largest customers	956,183	30.37%	1,337,980	35.52%
50 following largest customers	119,299	3.79%	132,364	3.51%
100 following largest customers	19,379	0.62%	21,228	0.56%
Rest of customers	2,053,629	65.22%	2,275,288	60.41%
Total	**3,148,490**	**100%**	**3,766,860**	**100%**

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated August 09 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Breakdown of financing according to maturity dates
For the period ended June 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

SCHEDULE D

Item	Past due portfolio	Remaining term to maturity						
		1 month	3 months	6 months	12 months	24 months	more than 24 months	Total
Non-financial public sector	7,694	12,380	1,870	3,256	24,747	32,157	668,349	750,453
Financial sector	-	480	88	-	-	-	-	568
Non-financial private sector and residents abroad	49,125	213,986	74,352	46,341	83,336	157,835	1,772,494	2,397,469
Total	**56,819**	**226,846**	**76,310**	**49,597**	**108,083**	**189,992**	**2,440,843**	**3,148,490**

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Breakdown of Investments in Other Companies

For the period ended June 30, 2004

In comparative format with the same period of the previous year

(In thousands of pesos)

SCHEDULE E

Item		Shares and/or units						Information on the issuer				
									Data on latest fin. Statements			
	Description	Class	Face value per unit	Votes per share	Number	Amount at 6/30/2004	Amount at 6/30/2003	Principal line of business	End of period/year	Capital Stock	Shareholders' Equity	Result for the period/year
	- In Financial Institutions, supplementary and authorized activities											
	Controlled - Argentina											
	- BACS Banco de Crédito y Securitización S.A.	ordinary	1	1	43,750,000	78,843	74,547	Banking	6/30/2004	62,500	108,658	11,597
	- BHN Sociedad de Inversión S.A.	ordinary	1	1	17,999,920	40,222	31,581	Investment	3/31/2004	18,000	40,226	917
(*)	- V.R.Tasaciones y Certificaciones S.A.	ordinary	1	1	200,000	-	-	Appraisals and certifications	12/31/2000	200	s/d	s/d
	Subtotal controlled - Argentina					119,065	106,128					
	- In other companies											
	Controlled - Argentina											
	- BHN Inmobiliaria S.A.	ordinary	1	1	1,899,880	3,012	2,764	Real estate broker	3/31/2003	1,900	3,013	(132)
	Subtotal controlled - Argentina					3,012	2,764					
	Non-controlled - Argentina											
(*)	- BHN Vida S.A.	ordinary	1	1	120	-	-	Insurer	3/31/2004	5,112	6,528	326
(*)	- BHN Seguros Generales S.A.	ordinary	1	1	120	-	-	Insurer	3/31/2004	5,112	7,125	409
(*)	- BHN Seguros de Crédito Hipotecario S.A.	ordinary	1	1	120	-	-	Insurer	9/30/2003	12	106	3
	- Mercado Abierto Electrónico S.A.	ordinary	1,200	1	1	4	4	Over-the-counter securities	9/30/2003	1,361	4,092	1,886
	- ACH S.A.	ordinary	1	1	2,500	7	7	Electronic clearing of means of payment	12/31/2001	250	1,835	384
(*)	- V.R. Particulares S.A.	ordinary	1	1	15,000	-	-	Condominium administration	12/31/2000	120	s/d	s/d
	Subtotal Non-controlled - Argentina					11	11					
	Non-controlled - foreign											
	- Mortgage.com Inc.	s/d	s/d	s/d	3,137,173	-	88	Internet	9/30/2002	13,333	6,932	(184)
	Subtotal non-controlled - foreign					-	88					
	Total equity investments in other companies					122,088	108,991					

(*) PESO VALUE OF EQUITY INVESTMENTS

- BHN Vida S.A.	120
- BHN Seguros Generales S.A.	120
- BHN Seguros de Crédito Hipotecario S.A.	120
- V.R. Tasaciones y Certificaciones S.A.	1
- V.R. Particulares S.A.	1

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Bank premises and equipment and Miscellaneous Assets
For the period ended June 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

SCHEDULE F

Item	Net book value at beginning of period	Additions	Transfers	Deletions	Losses due to impairment of value	Depreciation for the period		Net book value at 6/30/2004	Net book value at 6/30/2003
						Useful life (years)	Amount		
BANK PREMISES AND EQUIPMENT									
- Real estate properties	84,908		(2,120)			50	911	81,877	79,695
- Furniture and facilities	6,378	106				10	858	5,626	7,143
- Machinery and equipment	1,566	31				5	369	1,228	1,945
- Computer equipment	2,562	1,668				3	1,175	3,055	3,202
- Vehicles	0					5	0	0	0
- Sundry	193	22				5	45	170	159
Total	95,607	1,827	(2,120)				3,358	91,956	92,144
Miscellaneous assets									
- Construction in progress	0	4,203					-	4,203	0
- Works of art and collectors' items	195						-	195	195
- Leased assets	5,808					50	68	5,740	6,314
- Assets acquired through foreclosures	0	4,658		980			15	3,663	0
- Other miscellaneous assets	25,191		2,120	12,634		50	215	14,462	34,073
Total	31,194	8,861	2,120	13,614			298	28,263	40,582

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

BANCO HIPOTECARIO

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Intangible Assets

For the period ended June 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

SCHEDULE G

Item	Net book value at beginning of year	Additions	Transfers	Deletions	Losses due to impairment of value	Amortization for the period		Net book value at 6/30/2004	Net book value at 6/30/2003
						Useful life (years)	Amount		
Organization and development expenses	1,969	1,852	-		-	5/3	-	3,821	3,712
Total	**1,969**	**1,852**	-	-	-		-	**3,821**	**3,712**

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Concentration of deposits
For the period ended June 30, 2004
in comparative format with the previous year

SCHEDULE H

Number of customers	2004		2003	
	Debt balance	% of total portfolio	Debt balance	% of total portfolio
10 largest customers	93,573	50.29%	47,550	44.07%
50 following largest customers	13,333	7.17%	7,019	6.50%
100 following largest customers	7,235	3.89%	4,888	4.53%
Rest of customers	71,937	38.65%	48,449	44.90%
Total	186,078	100%	107,906	100%

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Breakdown of deposits, other liabilities for financial transactions and subordinated negotiable obligations according to maturity dates
For the period ended June 30, 2004
(In thousands of pesos)

SCHEDULE I

Item	Remaining terms to maturity						Total
	1 month	3 months (*)	6 months (*)	12 months (*)	24 months (*)	More than 24 months (*)	
Deposits	177,024	8,983	66	5	-	-	186,078
- Time deposits	92,790	8,983	66	5	-	-	101,844
- Savings accounts	51,763	-	-	-	-	-	51,763
- Checking accounts	17,955	-	-	-	-	-	17,955
- Other deposits	14,516	-	-	-	-	-	14,516
Other liabilities for financial transactions	287,611	84,201	11,872	25,832	105,576	4,888,153	5,403,245
- Argentine Central Bank							
Others	2,053	4,122	6,226	25,832	33,580	2,108,117	2,179,930
- Banks and international entities							
Secured facilities in pesos	-	11,200	-	-	9,784	48,922	69,906
Secured facilities in US dollars		26,735	-	-	24,156	120,729	171,620
Long-term facilities – Floating rate			41			17,822	17,863
Long-term facilities at a fixed rate			187			74,316	74,503
- Unsubordinated negotiable obligations							
EMTN Series III	2,517	-	-	-	-	-	2,517
GMTN Series I	46,295	-	-	-	-	-	46,295
GMTN Series IV	2,030	-	-	-	-	-	2,030
GMTN Series VI	2,697	-	-	-	-	-	2,697
GMTN Series XVI	40,180	-	-	-	-	-	40,180
GMTN Series XVII	3,388	-	-	-	-	-	3,388
GMTN Series XXII	850	-	-	-	-	-	850
GMTN Series XXIII	27,591	-	-	-	-	-	27,591
GMTN Series XXIV	24,644	-	-	-	-	-	24,644
GMTN Series XXV	25,164	-	-	-	-	-	25,164
Guaranteed bond in US dollars	-	42,144	-	-	38,056	190,198	270,398
Long-term bond in US dollars	-	-	3,091	-	-	1,333,661	1,336,752
Long-term bond in euros	-	-	2,327	-	-	994,388	996,715
- Others							
Others	110,202	-	-	-	-	-	110,202
Total	464,635	93,184	11,938	25,837	105,576	4,888,153	5,589,323

(*) These balances are disclosed in accordance with contract clauses.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Allowances and provisions

For the period ended June 30, 2004

In comparative format with the same period of the previous year

(In thousands of pesos)

SCHEDULE J

Breakdown	Opening balances	Increases in uniform currency	Decreases in uniform currency		Balances at 6/30/04	Balances at 6/30/03
			Reversals	Allocations		
Allowances						
Loans						
- For uncollectibility risk and loss of value (a)	419,608	-	-	92,850	326,758	518,422
Other receivables for financial transactions						
- For uncollectibility risk and loss of value (b)	30,129	10,603	-	-	40,732	27,999
Miscellaneous receivables						
- For uncollectibility risk and loss of value (c)	21,433	3,215	-	969	23,679	32,320
Total	**471,170**	**13,818**	**-**	**93,819**	**391,169**	**578,741**
Provisions						
- Other contingencies (d)	287,279	18,708	-	104,852	201,135	156,191
- Contingent liabilities (e)	-	-	-	-	-	50
Total	**287,279**	**18,708**	**-**	**104,852**	**201,135**	**156,241**

(A) FOR UNCOLLECTIBILITY RISKS OF LOANS: STEMS FROM THE ANALYSIS COVERING UNCOLLECTIBILITY RISKS OF THE LOAN PORTFOLIO PERFORMED BY THE BANK, WHICH CONSIDERS THE REGULATIONS LAID DOWN BY THE ARGENTINE CENTRAL BANK AND ESTIMATES FOR THE PERIOD, AS MENTIONED IN NOTES 11 AND 12.

(B) FOR UNCOLLECTIBILITY RISKS OF OTHER RECEIVABLES FOR FINANCIAL TRANSACTIONS: REFLECTS THE POTENTIAL UNCOLLECTIBILITY OF MORTGAGE LOANS TRANSFERRED IN TRUST, BUT NOT YET SECURITIZED.

C) FOR UNCOLLECTIBILITY RISKS OF MISCELLANEOUS RECEIVABLES: SET UP TO COVER ANY POSSIBLE UNCOLLECTIBILITY OF MISCELLANEOUS RECEIVABLES.

(D) FOR OTHER CONTINGENCIES: THIS PROVISION WAS SET UP TO COVER CONTINGENCIES INVOLVING LAWSUITS, ATTORNEYS' FEES AND CERTAIN EXPENSES RELATED TO THE ADMINISTRATIVE RESTRUCTURING UNDERTAKEN BY THE BANK, AND POSSIBLE CONTINGENCIES ARISING FROM THE APPRECIATION IN THE VALUE OF THE SHARES -STAR- (SEE NOTE 1). IN ADDITION, THE BALANCES AT JUNE 30, 2004 AND 2003 INCLUDE THE RESERVES FOR INSURANCE ACTIVITIES, AS ESTABLISHED BY NATIONAL INSURANCE SUPERINTENDENCY REGULATIONS.

(e) FOR CONTINGENT LIABILITIES: THIS BALANCE INCLUDES THE UNCOLLECTIBILITY RISK STEMMING FROM THE EVALUATION OF BENEFICIARIES' PERFORMANCE OF OUTSTANDING COMMITMENTS.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

BANCO HIPOTECARIO

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Capital status

For the period ended June 30, 2004
(In thousands of pesos)

Schedule K

STOCK			CAPITAL STOCK					
			Issued					
Class	Number	Votes per share	Outstanding	Treasury Stock	Pending issuance or distribution	Allotted	Paid-in	Not yet paid-in
Ordinary								
Book-entry shares	150,000,000	(1)	1,500,000 (2)	-	-	-	1,500,000	-
Total			**1,500,000**	-	-	-	**1,500,000**	-

- See Note 8 to the financial statements.
- See Note 37 to the financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Foreign Currency Balances

For the period ended June 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

SCHEDULE L

CAPTIONS	Head office and branches in Argentina	Total at 6/30/04	Total for the period (by currency)		Total at 6/30/03
			US$	EUROS	
ASSETS					
Cash and cash resources	280,558	280,558	202,290	78,268	138,737
Government and corporate securities	159,077	159,077	159,077	-	899,906
Loans	54,530	54,530	54,530	-	335,433
Other receivables for financial transactions	3,488,441	3,488,441	2,864,032	624,409	2,516,982
Equity investments in other companies	-	-	-	-	88
Miscellaneous receivables	802,867	802,867	801,987	880	29
Unallocated items	-	-	-	-	1,135
Total	**4,785,473**	**4,785,473**	**4,081,916**	**703,557**	**3,892,310**
LIABILITIES					
Deposits	43	43	43	-	140
Other liabilities for financial transactions	3,703,878	3,703,878	2,639,404	1,064,474	3,578,614
Miscellaneous liabilities	1,287	1,287	1,287	-	588
Unallocated items	742	742	742	-	12
Total	**3,705,950**	**3,705,950**	**2,641,476**	**1,064,474**	**3,579,354**
MEMORANDUM ACCOUNTS					
DEBIT (Except for contra items)	**447,782**	**447,782**	**89,210**	**358,572**	**24,789**
Contingencies	86,079	86,079	86,079	-	21,984
Control	3,193	3,193	3,131	62	2,805
Derivatives	358,510	358,510	-	358,510	-
CREDIT (Except for contra items)	**756,071**	**756,071**	**756,071**	-	-
Contingencies	756,071	756,071	756,071	-	-
Control	-	-	-	-	-
Derivatives	-	-	-	-	-

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

BANCO HIPOTECARIO

Financial Assistance to Related Parties

For the period ended June 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

SCHEDULE N

Item / Situation	Normal	Potential risk / inadequate performance	With problems / deficient performance		High risk of insolvency / difficult collection		Uncollectible	Uncollectible for technical reasons	Total	
			Not yet due	Past due	Not yet due	Past due			6/30/04	6/30/03
1. Loans										
- Mortgage and pledge loans	330	-	-	-	-	-	60	-	390	1,241
With "B" preferred collateral and counter-guarantees	330	-	-	-	-	-	60	-	390	1,241
2. Equity investments in other companies	122,077	-	-	-	-	-	-	-	122,077	108,892
Total	122,407	-	-	-	-	-	60	-	122,467	110,133
Allowances	3	-	-	-	-	-	47	-	50	192

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated August 09, 2004
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Notes to the Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

1 – COMPREHENSIVE FINANCIAL DEBT RESTRUCTURING PLAN

In view of the significant adverse changes that took place in 2002 in Argentina (Note 2) and their impact on the financial system, on August 15, 2002 the Board of Directors of the Bank resolved to start a restructuring of its debt corresponding to principal on: i) negotiable obligations issued abroad for approximately $ 2,849,254 thousand and ii) loans received from foreign banks and entities for approximately $ 889,551 thousand, both balances at December 31, 2003.

On the basis of that restructuring and with the intention to give an equitable treatment to the various creditors involved, the Bank decided to postpone the servicing of the principal, interest and any other item in connection with the debt concerned from August 16, 2002 to the date of the successful restructuring of the debt. This situation was informed to the Argentine Central Bank, the National Securities Commission and the Buenos Aires Stock Exchange on August 16, 2002.

On August 14, 2003, the Bank launched an Offering involving all its series of negotiable obligations which consists in general terms of:

Offering holders of negotiable obligations the possibility of exchanging their existing holdings denominated in dollars or euros for new negotiable obligations in dollars or euros, respectively, for the same face value and falling due in 2013 ("Offering at par").

Through the Offering at par the Bank offers to exchange existing negotiable obligations for: i) long-term negotiable obligations for a face value of 90% of the notes presented, plus ii) long-term negotiable obligations for a face value of 10% of the face value of the notes presented, if such presentation is made prior to September 15, 2003, plus iii) cash as compensation for unpaid interest between August 16, 2002 and September 15, 2003.

Those holders of negotiable obligations which participate in the Offering at par may participate in the second Offering, which will be made at the same time. In this second offering holders may opt for a payment option in cash ("Offering in cash") or an option to receive new secured negotiable obligations and for a shorter term ("Offering of Secured Negotiable Obligations").

Through the Offering in cash, the Bank offers to exchange the long-term negotiable obligations received under the Offering at par for a cash amount equal to 45% of the face value of those notes plus a payment in cash for unpaid interest.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated August 09, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

Through the Offering of Secured Negotiable Obligations, the Bank offers to exchange long-term negotiable obligations received under the Offering at par for new negotiable obligations secured by a trust for a face value equivalent to 70% of the face value of the notes received under the Offering at par, plus a cash payment for unpaid interest. The security consists of creating a trust that is composed of BODENs and secured loans for at least 110% of the nominal amount of the new secured negotiable obligations to be issued. The negotiable obligations also give the right to receive a contingent payment to cover the appreciation in the value of the shares in the Bank (StARS). The StARS may be paid in cash, in class D shares or through a combination of the two items only on the due date of the secured negotiable obligations and according to the method of valuation envisaged in the Offering. The StARS cannot be separated from the secured negotiable obligations.

The Bank also invited creditors of its debt subject to restructuring to execute an out-of-court reorganization plan if the offerings prove successful and more than 75% of the Bank's creditors (including the condition that the plan is to be approved by at least 66.6% of each class of creditors affected) agree to execute that plan. Furthermore, the Bank will request its approval and signing by the courts.

The Offering presented, the request for modification of certain legal provisions of the existing negotiable obligations, the request for approval of the out-of-court reorganization plan, and the restructuring of the bank debt (in terms substantially equal to the offering made to the holders of notes) form part of the comprehensive restructuring plan implemented by the Bank. (See Note 42)

The Offering was subject to certain limitations and various conditions, including the amount available for Offerings in cash and the amount of the new secured obligations to be issued. The Bank will earmark up to US$60,000 thousand to the Offering in cash and issue new secured negotiable obligations for up to US$300,000. Bank creditors may also participate in the Offering in cash and the Offering of secured negotiable obligations.

The Offering was also subject to the restructuring of the bank debt (with a participation of at least 90%) and to the obtaining of a participation of at least 90% of the existing negotiable obligations.

The new negotiable obligations would not be registered in the United States of America.

Finally, on December 29, 2003 the term for receiving exchange offers expired, the Bank accepting all existing validly offered securities in view of compliance with the conditions for the Bank's exchange offers and the simultaneous restructuring of all its outstanding debt with bank creditors. On January 14, 2004, this debt was settled.

The total final principal on validly offered securities existing at December 29, 2003 was Ps, 2,662,242 thousand, representing approximately 93% of the total principal on the outstanding securities existing at that date. Of the final amounts validly offered, approximately 77% (Ps. 2,060,861 thousand) opted to receive long-term securities, approximately 7% (Ps. 168,054 thousand), cash and approximately 16% (Ps. 433,325 thousand), guaranteed securities.

Notes to the Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

Of a total principal amount of Ps. 889,551 thousand on the bank debt existing at December 29, 2003, 100% participated in its simultaneous restructuring. Of the participating amounts, approximately 20% (Ps. 187,403 thousand) opted to receive long-term loans, approximately 10% (Ps. 98,354 thousand), cash and approximately 70% (Ps. 607,956 thousand), secured loans.

The following table shows the amounts and percentages of the existing securities validly offered for exchange by series:

Existing US dollar-denominated securities

Series	Description	Total outstanding principal amount	Total principal amount offered	Percentage of outstanding amount offered
Series I	Securities at 10% due April 17, 2003	US$ 297,460,000	US$ 282,459,000	95,0%
Series III	Securities at 10,625% due August 7, 2006	US$ 13,108,000	US$ 12,371,000	94,4%
Series IV	Securities at 13% due December 3, 2008	US$ 4,810,000	US$ 3,900,000	81,1%
Series VI	Securities at 12,25% due March 15, 2002	US$ 7,598,000	US$ 6,756,000	88,9%
Series XVI	Securities at 12,625% due February 17, 2003	US$ 125,000,000	US$ 113,729,000	91,0%
Series XXIV	Securities at 9% due March 15, 2005	US$ 114,311,750	US$ 105,744,950	92.5%
	Total	**US$ 562,287,750**	**US$ 524,959,950**	**93,4%**

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated August 09, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

Existing euro-denominated securities

Series	Description	Total outstanding principal amount	Total principal amount offered	Percentage of outstanding amount offered
Series XVII	Securities at 9% due March 27, 2002	€ 1,815,000	€ 1,079,000	59,4%
Series XXII	Securities at 8,75% due October 18, 2002	€ 3,713,000	€ 3,471,000	93,5%
Series XXIII	Securities at 10,75% due February 6, 2004	€ 150,000,000	€ 137,702,000	91,8%
Series XXV	Securities at 8% due June 15, 2005	€ 170,829,200	€ 163,020,530	95,4%
	Total	**€ 326,357,200**	**€ 305,272,530**	**93,5%**

The amounts in the preceding tables include US$ 29,342 thousand, equivalent to Ps. 86,061 thousand, corresponding to total principal on existing securities held by the Bank.

US dollar-denominated bank debt

Facility	Total outstanding principal amount	Total principal amount offered	Percentage of outstanding amount offered
IFC loan	US$ 25,000,000	US$ 25,000,000	100%
USCP loan	US$ 102,500,000	US$102,500,000	100%
OPIC loan	US$ 81,736,187	US$ 81,736,187	100%
Derivatives	US$ 10,106,316	US$ 10,106,316	100%
Total	**US$ 219,342,503**	**US$ 219,342,503**	**100%**

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated August 09, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Peso-denominated bank debt

Facility	Total outstanding principal amount	Total principal amount offered	Percentage of outstanding amount offered
Syndicated loan	$ 105,000,000	$ 105,000,000	100%
Citibank facility plan	$ 120,028,503	$120,028,503	100%
Derivatives	$ 21,191,004	$ 21,191,004	100%
Total	**$ 246,219,507**	**$ 246,219,507**	**100%**

On January 14, 2004, the Bank delivered the following total amounts in new securities and cash in exchange for existing validly offered securities.

New securities

Description	CUSIP	ISIN	Principal amount
US dollar-denominated securities due 2013	P1330H AZ 7	USP1330HAZ75	US$ 410,904,357
Euro- denominated securities due 2013	-	XS0175068971	€ 256,217,734
Guaranteed securities due 2010	P1330H BA 1	USP1330HBA 16	US$ 107,940,529

Notes to the Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

New bank debt

Description	Due date	Principal amount
Secured facility in pesos	2010	$ 214,173,726
Secured facility in US dollars	2010	US$ 86,333,149
Long-term facility in US dollars at a fixed rate	2013	US$ 50,315,764
Long-term facility in US dollars at floating rates	2013	US$ 13,578,941

Payments in cash

Description	Amounts in US dollars	Amounts in euros
Payments for the purchase offer	US$ 30,935,637,90	€ 8,746,155,57
Payments made in substitution for accrued and unpaid interest	US$ 34,182,964,99	€ 11,497,458,11

In addition to the payments made in relation to the purchase offer in cash, on the settlement date, the Bank made two payments in substitution for accrued and unpaid interest. The first payment corresponds to interest that existing securities would have accrued from August 16, 2002 to September 15, 2003 at an annual rate of 3%. The second payment corresponds to interest that the new securities would have accrued from September 15, 2003 to the settlement date, considering the new securities to have been issued on September 15, 2003. That interest has been calculated at rates applicable to the new securities, as described in the offering circular and the pricing supplement relating to those offerings issued by the Bank on December 8, 2003.

Based on the final validly offered amounts, and on the simultaneous restructuring of the Bank's existing bank debt, no proration factor has been applied to the cash or secured debt options.

At December 31, 2003, the Bank had recorded i) the positive impact of the reductions in principal amounts in the "Gain on restructuring of negotiable obligations" and "Gain on restructuring of financial loans" lines, for Ps. 231,998 thousand and Ps. 254,404 thousand, respectively, under the Financial Income caption, ii) the lower interest for Ps. 209,280 thousand accrued in fiscal 2003, adjusting the Financial Expenses caption, iii) the lower interest for Ps. 88,016 thousand accrued in fiscal 2002, in the Miscellaneous Profits caption, and iv) had set up a provision for Ps. 59,271 thousand for the Stock Appreciation Right ("StARS") covenant under the negotiable obligation and mid-term secured facilities issue program.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated August 09, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

In view of the commitments undertaken, a trust has been created under Argentine law through a Trust Agreement entered into by and between the Bank and ABN AMRO Bank NV, Argentine Branch, the Bank transferring as trustor BODEN 2012 and loans secured by the National Government on December 24, 2003. The Trust shall keep those assets for the benefit of the holders of guaranteed debt securities and guaranteed financial debt. The only purpose of the Trust is to secure interest payments and repayment of principal due on the restructured guaranteed financial debt, and its assets shall consist exclusively of BODEN, securities guaranteed by the government and their proceeds (see Note 43).

After January 14, 2004, the exchange transaction settlement date, the Bank continued to exchange negotiable obligations with holders adhering to the offering late. At June 30, 2004, the face value of the obligations exchanged amounted to US$ 5,250 thousand and Euro 8,126 thousand.

At the date of these financial statements for interim periods, the Bank had honored the first Secured Debt amortization installment that expired on August 3, 2004 (see Note 43.2).

2 - ECONOMIC AND SOCIAL SITUATION PREVAILING IN ARGENTINA

During 2003 a remarkable improvement was recorded by the Argentine economy, which put an end to the economic recession that had started in the second half of 1998, and worsened at the end of 2001 and the first half of 2002, certain economic indicators having shown signs of recovery, though still at low levels. Also, interest rates have fallen and the foreign exchange market has stabilized. The financial system has gradually recovered its liquidity levels, recording an increase in deposits and in certain types of borrowing.

In spite of the change in the economic trends mentioned above, a situation characterized by high levels of unemployment and a major external public and private debt burden as well as country risk indicators far above normal average recorded by developing countries still persists. The National Government's ability to meet its obligations continues to be impaired.

A favorable outcome of the restructuring negotiations of the public debt being carried out with creditors will be essential to reduce uncertainty as to the fiscal outlook over the next few years

On January 6, 2002, the Government enacted Law 25561 (Law on public emergency and exchange system reform) that involved profound changes to the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. Subsequently, the Government announced new economic policies which were implemented through various legal regulations that significantly affected the banking business and the exchange system. At the date of issue of these quarterly financial statements, some of these measures had not yet been issued or put in force by government and control authorities. Furthermore, changes in the economic situation led to the Government continuing to issue resolutions which regulate and modify the above-mentioned measures.

Notes to the Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

Listed below are some of the main measures adopted by the Government, which impacted on the banking operations and particularly on this Bank.

Exchange system

By Decree 260 (Exchange Regime) as from February 11, 2002 a single free exchange market system was established, through which all transactions involving the exchange of currency are to be traded at a rate of exchange to be freely agreed, observing the requirements to be laid down by the Argentine Central Bank. Communication "A" 3471, complementary regulations and amendments established the necessary regulations for that market.

Through Press Release No. 48001, the Argentine Central Bank has published exchange regulations in force at June 30, 2004.

Loans in foreign currency

Under the terms of Law 25561, Decree 214 and complementary rules and amendments, loans in US dollars or any other foreign currency granted by the Argentine financial system were converted into pesos according to the following guidelines: (i) loans to the non-financial private sector, at the exchange rate of $ 1.00 per US dollar or its equivalent in any other foreign currency; (ii) to the non-financial public sector, at the exchange rate of $ 1.40 per US dollar or its equivalent in any other foreign currency and (iii) to the financial sector, at the exchange rate of $ 1.40 per US dollar or its equivalent in any other foreign currency. As from February 3, 2002, those measures contemplated the application of the reference stabilization index (CER), which tends to reflect the fluctuations in the consumer price index, to the loans granted to the non-financial private sector and to the non-financial public sector and a reduced interest rate, depending on the type of operation.

Decree 762/02 and Law 25713 of the National Executive Branch amended the regulations mentioned in the preceding paragraph excluding from the application of the CER those loans granted to individuals by financial institutions, as follows: (i) secured by mortgages on sole family dwellings of debtors, originally agreed for up to US$ 250,000 or any other foreign currency and converted into pesos, (ii) consumer loans originally agreed for up to twelve thousand US dollars or any other foreign currency and converted into pesos, and (iii) pledge consumer loans originally agreed for up to thirty thousand US dollars or any other foreign currency and converted into pesos. As from October 1, 2002, those loans are adjusted by applying an adjustment salary variation index (CVS), to be published by the National Statistics and Census Institute (INDEC).

Law 25796 established the elimination of the application of the CVS as from April 1, 2004.

Notes to the Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

Deposits in foreign currency

Law 25561 and Decree 214/02 established that all deposits in U.S. dollars or other foreign currencies in the financial system will be converted to Ps. at the exchange rate of $ 1.40 per US dollar or its equivalent in such other currency. These norms also require financial institutions to return such deposits in pesos. A reference stabilization index (CER) and a minimum interest rate will be applied to these deposits.

Executive Branch Decrees 905/02, 1836/02 and 2167/02 granted owners of deposits the possibility of opting to exchange those deposits for foreign and peso denominated government securities, the Argentine Central Bank granting advances to financial institutions for them to be able to meet exchange costs.

Lastly, by Decree 739/03 the Executive Branch authorized holders of deposits originally set up in US dollars and subsequently pesified to request total or partial settlement of their deposits or certificates from financial entities based on a schedule established according to the original amount of the deposit.

Reorganization and bankruptcy proceedings

On February 14, 2002, Law 25563 on reorganization and bankruptcy proceedings was enacted, which declared a production and credit emergency generated by the crisis affecting Argentina, to last until December 10, 2003.

On May 15, 2002, the National Congress passed Law 25589, which amended the Bankruptcy Law, the main points of which are as follows:

- Reinstatement of the mechanism established by Section 48 of Law 24522, which allows creditors to acquire the share package of the debtor company, setting the conditions for preventing assets from being undervalued.
- Other variables, such as the brand and the positioning on the market, have been established to determine the value of companies, in addition to the financial statements.
- The term for the foreclosure of guarantees has been suspended for 180 calendar days, as from the effective date of the above-mentioned law.
- The exclusivity period for debtors to make creditors offers has been reduced from 180 days, under the previous law to 90-120 days.
- Judges may revoke approval of the reorganization plan if they consider it to be grossly unfair for any of the parties.
- Out-of-court reorganization plan: defaulting debtors or debtors undergoing general economic and financial difficulties may agree on an out-of-court reorganization plan with their creditors, subject to approval by the court. Upon approval of this reorganization plan all legal actions against the debtor will be suspended. The approved plan will have effects for all creditors.

Notes to the Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

Mortgage refinancing system

The following was established through Laws Nro. 25798 dated November 6, 2003 and regulated by Decree No. 1284/03:

- Creation of a refinancing system for mortgagors, that envisages a state trust fund to take over the obligations of debtors granted amounts of up to 100,000 pesos for all types of loans guarantee by a single, permanently-inhabited home, who have defaulted between January 1, 2001 and September 11, 2003.
- Creation of a restructuring unit for the purpose of analyzing the loans that become eligible within the terms of the current law, with the exception of the default, and which were granted prior to the effectiveness of the convertibility of the Austral established by Law 23928.

Preventive measures

As a result of the measures adopted by the Argentine Government, a significant number of claims against the National State and financial institutions were filed before the courts, requesting that deposits be returned in the currency in which they were originally made, as the measures were in breach of constitutional rights. At the date of these financial statements, the final outcome and the amount of those claims were still unknown.

Conversion of provincial public debt

By Decree 1579/02, the Executive Branch established that the Trust Fund for Provincial Development was to assume the provincial debts instrumented in the form of Government Securities, Treasury Bills or Loans. This Fund, through Banco de la Nación Argentina, in its capacity as trustee, was to issue Secured Bonds to offer them as payment of the debt held by the provinces with banks and financial institutions.

Financial System Restructuring Unit

On May 22, 2003, the Executive Branch issued Decree No. 1262 creating the Financial System Restructuring Unit (Unidad de Reestructuración del Sistema Financiero), which has been designed to define the strategy for the restructuring of the financial system. At the date of these financial statements, the Bank has complied with the requirements of that Unit.

Financial Regulation and Oversight Coordination Cabinet

Executive Branch Decree 476 dated April 20, 2004 established the creation of the Financial Regulation and Oversight Coordination Cabinet, the purpose of which will be to preserve the financial system stability, enhance financial intermediation and protect the users of financial services.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated August 09, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

The impact generated by these circumstances on the Bank's balance sheet and financial position as of June 30, 2004 was recognized in accordance with BCRA regulations and on the basis of estimates made by the Bank's Management. At the date of issue of these financial statements for interim periods, it is not possible to foresee the future development of the economic situation and its effect on the Bank's economic and financial position. Therefore, these financial statements should be read in the light of these circumstances.

3 – COMPENSATION GRANTED BY THE NATIONAL GOVERNMENT TO FINANCIAL INSTITUTIONS

3.1. ASYMMETRIC PESIFICATION

Through Decree 905, the Government established the issuance of "National Government Compensating Bonds" to compensate financial institutions for the negative effects on their assets of the conversion into pesos at different exchange rates of receivables and obligations denominated in foreign currency, as provided for by Law 25561, Decree 214 and its amendments and complementary rules, and to cover the negative difference between assets and liabilities denominated in foreign currency arising from their conversion into pesos, as established by the above-mentioned regulations.

The Executive Branch also empowered the Argentine Central Bank to determine the procedure for compensating each financial institution. This procedure has been regulated by Communications "A" 3650, "A" 3721 and "B" 7564 and complementary rules and amendments issued by that Governing Entity.

Through Communication "A" 4074, the BCRA made changes to the information required under the terms of Communication "A" 3825, in order to contemplate the effects of the reimbursement of excess amounts arising from the conversion into pesos laid down by Communication "A" 4043.

On February 19, 2004, the Bank received from the BCRA letter 316/21/04 containing observations on the calculation of the compensation made by the Bank.

On March 3, 2004, Banco Hipotecario S.A. issued a resolution approving the rectification of the information required by the BCRA, which was communicated to that Regulatory Entity on March 4, 2004. The final calculation was presented on March 22, 2004.

Lastly, on July 23, 2004, the Bank submitted to the BCRA the information required under Communication "A" 4122, which included recommendations made by the Ministry of Economy.

Consequently, the Bank complied with the reporting requirements established by Sections 28 and 29 of Decree 905 - Compensation to financial institutions, applying for such purpose the regulations in force and particular criteria, exercising the following options:

- National Government Compensating Bond in US dollars, due 2012 (Section 29, subsection b, c and d): compensating bond - difference between assets and liabilities converted into pesos at $ 1.00, for the exchange rate difference of $ 0.40, converted into pesos at the $ 1.40 =US$ 1 rate: US$ 382,029.37 thousand.
- National Government Coverage Bond in US dollars, due 2012 (Section 29, subsection e). Coverage Bond - difference between assets and liabilities in US dollars, net of the compensating bond: US$812,697.22 thousand.

In September 2002 the BCRA credited US$ 344,050 thousand in BODEN 2012, no bonds having been issued for the difference in the compensation amount requested.

For purposes of these financial statements, i) BODEN 2012 bonds credited by the Argentine Central Bank have been recorded in Government and Corporate Securities - Holdings in investment accounts, ii) the amount in respect of the right to collect the compensating and coverage bonds has been recorded in Other Receivables for financial Transactions - Compensation to be received from the National Government - In foreign currency, iii) bonds delivered as collateral for Negotiable Obligations and secured facilities to banks, in Miscellaneous Receivables – Guarantee Deposits, and iv) the amount of the obligation to be assumed as a counterpart for the Coverage Bond, in Other liabilities for financial transactions - Argentine Central Bank - Others.

As a result of the foreign currency denominated financial debt restructuring process and the fact that the Government has not yet concluded the compensation process for the asymmetric pesification established by Decree 905/02, the Bank's computation of the overall net foreign currency position is temporarily mismatched. This has already been communicated to the BCRA.

3.2. ASYMMETRIC INDEXATION

Law 25796, regulated by Decree 117/04, established a mechanism for compensating financial institutions for the effects generated by the application of the Salary Variation Index (CVS) to some of their assets, and the Reference Stabilization Index (CER), to some of their liabilities.

The amount to be compensated will arise from the loan portfolio encompassed by Decree 762/02 and Law 25713, by average duration and financial institution, net of allowances and a recollectibility factor that is set at 5% of that portfolio. The amount to be compensated will arise from considering, on a financial institution basis as mentioned above, the difference between the variation in the Reference Stabilization Index (CER) plus a 2% rate and the variation in the Salary Variation Index, if applicable to the related period, plus the applicable rate under current regulations.

If that difference is positive, the National State shall place the bonds for the financial institutions at a technical value equal to that difference. If the difference is negative, financial institutions will be required to return to the National State the "National Government Bonds in pesos at variable rates due 2013" in the amount of that difference.

Notes to the Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

Article 12 of Decree 117/04 establishes that the mechanism for compensation described above will also apply to loan portfolios that have been originated by financial institutions and then transferred to trusts until January 31, 2002, in which case the mechanism shall apply to financial institutions which hold at that date debt securities or trust participation certificates for up to the amount of the portfolio originated and transferred.

Bearing the above rules in mind, in the fiscal year ended December 31, 2003, the Bank decided to record under "Other receivables for financial transactions" Ps, 49,642 thousand for its own portfolio and Ps.. 32,003 thousand for loans transferred in trust. Following a conservative criterion, these amounts have been estimated on the basis of the adjustments to the compensation for fiscal 2004, applying the CER and CVS expected for such period.

BCRA Communication "A" 4114 established that financial institutions were to confirm their adherence to the compensation regime implemented by April 30, which included uncertain aspects regarding the compensation calculation method, particularly the method for calculating the weighted average life (point 1.a.d.) and the scope of the hypothesis foreseen in Article 4, paragraph 1 of Annex II to Decree 117/04.

In view of the uncertainty generated by the regulations issued, on April 22, 2004 the various associations grouping financial institutions sent letters to the Ministry of Economy and the BCRA requesting them to clarify the procedure to be used by the Government to calculate that compensation, indicating the need to have the calculation method available and to know how the date of termination of the compensation is to be determined, as established by article 4 of Annex II to Decree 114/04. These elements are necessary to evaluate whether it is advisable for the Bank to adhere to this regime or not.

On April 29, 2004, the BCRA issued Communication "A" 4131 establishing an extension of the deadline for adhering to the regime laid down by Communication "A" 4114 for 15 calendar days as from the date on which the Ministry of Economy and Production answers the consultations made by the associations grouping financial institutions in the letter dated April 22, 2004.

Lastly, on May 3, 2004, Ministry of Economy and Production Resolution No. 302/04 was published in the Official Gazette, approving the method to be used by the Finance Secretariat for calculating the amount of "peso-denominated National Government Bonds accruing interest at variable rates and due 2013" to be delivered to financial institutions adhering to the Compensation regime created by Law 25796.

On May 18, 2004, the Bank submitted letter No. 194 informing the BCRA that it will not adhere to this regime, and stating its wish to be compensated for the negative effects on its equity derived from application of the CVS to certain assets converted into pesos and from the unequal application of the CER to certain liabilities, and expressly reserving its right to seek relief.

In view of the uncertainty and lack of precision regarding the regulation of policies for compensating financial institutions established by the Argentine Government, and their possible impact on the Bank's balance sheet, in the current period and after the restructuring of its financial debt, the Bank implemented a policy for reducing the uncertainty related to its exposure to the Public Sector generated by the adverse economic situation that took place at the end of 2001. To this end, the Bank has reversed the amount of Ps. 51,645 thousand charged to Miscellaneous Losses for the rights laid down by Law 25796, and allowances for Ps. 30,000 thousand it had previously recorded. Notwithstanding this, the Bank has recorded the effects of the compensation for asymmetric pesification as a positive contingency in memorandum accounts, and reserved its rights to receive compensation for the losses generated by application of general regulations, as a result of which it has applied the Salary Variation index (CVS) to certain assets and the Reference Stabilization Index (CER) to certain liabilities, as well as any other compensation that may arise.

3.3. REIMBURSEMENTS FOR EXCESS OF NON-CONVERTED BALANCES

On January 5, 2004, the Bank complied with the reporting requirement established by Communication "A" 4043 and complementary rules, whereby the BCRA resolved to reimburse, or where applicable, request financial institutions to reimburse it for overstatements (understatements) in converted balances and adjustment of non-converted balances of current accounts in foreign currency opened with the BCRA and the "Minimum Liquidity Requirements" account opened with Deutsche Bank NY, as established by Decree 214/02 and complementary rules.

The Bank had previously requested Ps. 5,189 thousand for that item, which were deposited by the BCRA on March 24, 2004, plus accrued interest.

4. TREATMENT OF ASSISTANCE GRANTED BY THE BCRA

Through resolution No. 213/02, the Board of Directors of the Argentine Central Bank requested Banco Hipotecario Sociedad Anónima to submit a Rehabilitation and Regularization plan, pursuant to article 34 of Law 21526 on Financial Institutions, as amended. This plan should contemplate adopting the necessary measures to restore the liquidity position of the Bank.

On April 17, 2002, the Bank submitted that Rehabilitation and Regularization plan to the Argentine Central Bank.

On August 21, 2002, new financial projections and complementary information were submitted to the Argentine Central Bank, which contemplated changes in the economic context subsequent to April 17, 2002; the variation between actual balances and balances projected as of May 31, 2002; the status of the refinancing of the debts that fell due in 2002; the status of the liabilities renegotiation during the second semester of 2002(debt restructuring), a summary of modified financial projections and the recovery of the amounts due to the Argentine Central Bank, as required by the whereas clause No. 9 of Resolution No. 213/02 issued by the Board of Directors of that Entity.

Notes to the Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

Through Resolution No. 227 dated May 29, 2003, the Board of Directors of the Argentine Central Bank requested from Banco Hipotecario S.A. the reformulation of the current Rehabilitation and Regularization Plan in order for the latter to contemplate the adequacy of the liquidity projections and to take the necessary steps to safeguard its solvency.

On June 18, 2003, the Bank submitted to the Argentine Central Bank the reformulation requested by the latter, stating the following points: i) progress in the negotiations for the restructuring of the external debt, ii) petitions for authorization to repay the assistance through the delivery of BODEN 2012 received from mortgage debtors, iii) expense reduction plan, iv) adherence to the procedure established by Section 8 of Decree 739/03 for the repayment of that assistance, with the alternative foreseen in Section 3 of Decree 1262/03, and v) certain analyses of the financial statements at December 31, 2002.

Executive Branch Decree 739/03 and BCRA Communication "A" 3941 established that financial institutions which so request it shall repay the rediscount and advance balances in force at the date of that Decree and granted within the framework of Section 17 of Law 24144 and its amendments, in no more than 70 installments.

Subsequently, the Executive Branch issued Decree 1262/03 establishing that the conditions for the amortization of rediscounts may be modified, and extended the maximum number of installments up to one hundred and twenty (120) installments, each of which shall be equivalent to a percentange not lower than 0.40% of the adjusted principal amount.

On September 11, 2003, reformulated on February 4, 2004, the Bank submitted to the BCRA a schedule for the repayment of its debt for rediscounts received from the Governing Entity, as prescribed by Section 3 of Decree No. 1262/03, as well as a transformation and reorganization plan to strengthen the Bank's efficiency and profitability.

This schedule has been prepared on the basis of the balances of rediscounts and advances granted by the BCRA at March 28, 2003, which at that date amounted to Ps. 391,101 thousand, delivering as collateral for the assistance granted secured loans which, considered at their technical value, maintain a margin not lower than 125%. In that submission, the Bank contemplates the settlement of its debt over a maximum term of 89 months counted as from March 31, 2004.

Through Resolution No. 3 dated February 5, 2004, the Unit for the Restructuring of the Financial System authorized the BCRA to modify the conditions for the amortization of the assistance established in Section 9, subsect. b) of Decree 739/03, which was adapted by the Bank according to the schedule mentioned in the preceding paragraph.

At the closing date of these financial statements for interim periods, the Bank had repaid principal and interest, according to that schedule (Note 5).

Notes to the Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

5. EXPOSURE TO THE PUBLIC SECTOR

The Bank carries in its financial statements assets with the Public Sector amounting to Ps. 4,709,923 thousand, according to the following detail:

a) Government securities for Ps. 491,929 thousand, of which Ps. 452,287 thousand correspond to new instruments not subject to restructuring issued by the National Government (BODEN 2012 Ps. 124,528 thousand, BOCON PRO 12 Ps. 3,358 thousand, BODEN 2007 Ps. 24,949 thousand, BODEN 2008 Ps. 12,060 thousand, BOGAR Ps. 163,066, LEBAC Ps. 124,325 thousand)
b) Loans secured by the National Government for Ps. 608,216 thousand, which originated from the exchange of government securities established by Decree 1387/01, accepted in repayment of non-performing mortgage loans acquired on the market. These loans have been recognized under the Loans caption.
c) Loans to the provincial and municipal public sectors for Ps. 142,237 thousand.
d) Rights to receive BODEN 2012 (coverage and compensating bonds) for Ps. 2,609,349 thousand, pursuant to Sections 28 and 29 of Decree 905/02.
e) Miscellaneous receivables for Ps. 857,913 thousand, corresponding to assets transferred to the trust as collateral for the bonds and secured facilities derived from the debt exchange, of which 59,835 thousand correspond to National Government Secured Loans and Ps. 759,843 thousand, to BODEN 2012, and BODEN 2012 deposited as collateral for the currency swap transaction for Ps. 36,496 thousand.

Furthermore, liabilities with the BCRA recorded at June 30, 2004 amount to Ps. 2,179,917 thousand, the related items being: i) refinanced advances and rediscounts to cover lack of liquidity for Ps. 399,679 thousand, included in the matching laid down by Decree 1262/02, and advances for Ps. 1,780,238 thousand to subscribe BODEN 2012, pursuant to Sections 28 and 29 of Decree 905/02.

As mentioned in Note 4, as established by Decree 1262/03, the Unit for the Restructuring of the Financial System authorized the BCRA to modify the conditions for the amortization of assistance granted according to the schedule presented. Through the procedure described in the above-mentioned norms, the Bank has delivered its holding of secured loans as collateral for this obligation, and that assistance will be amortized with the proceeds of those assets. The average duration of the secured loans provided as collateral is longer than the term requested to refinance those advances.

It is the Bank's intention to deliver as collateral for the allocation of the advance to the financing of the subscription of the coverage bonds, as indicated by Section 29 of Decree 905/02, the remaining public sector asset portfolio, except for the securities transferred to the trust set up as security for the Guaranteed Facilities mentioned in Note 1.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated August 09, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

In addition, Decree 905/02 envisages in its Section 17 that in the event of default by the National State on the payment of principal or interest on the bonds envisaged in Chapter II (BODEN) or the securities indicated in section 15, subsect. b) and c) (secured loans and BOGAR), for more than 30 days following the respective due dates, each financial institution will be entitled to repay in advance either fully or partially the advances received for the subscription of bonds, using for that purpose all or the equivalent portion of the assets provided as collateral, taken at the value in which they were recorded at the time the advances were granted, plus interest accrued until the repayment date, less the amount actually repaid.

Through Communication "A" 4084 dated January 30, 2004, the BCRA resolved that the assets delivered as collateral for the advances granted for the subscription of the bonds foreseen by Decree 905/02, ratified by Section 71 of Law 25827, may be excluded from the accounting valuation at present, technical or theoretical values (see Notes 9.4. and 9.5.) at the discretion of the institutions, for a total or partial amount of the advances, pursuant to the provisions of Section 17 of that Decree, in which case they are to be recorded at the value admitted for purposes of the providing of collateral.

In view of the above, the Bank's high exposure to the National Public Sector must be considered in the light of the liabilities assumed with the BCRA.

6. BUSINESS PLAN AND PROJECTIONS

Within the framework of the normalization of the financial system and institutions' compliance with minimum capital requirements, the Argentine Central Bank issued Communication "A" 4027 by which it requested financial institutions to develop a business plan and projections for the twelve-month period following September 30, 2003.

On October 31, 2003, the Bank submitted the information requested to the Governing Entity, the main objectives set and fully complied with being as follows:

- Recovery of the financial stability and strengthening of the liquidity position.

1) Closing of the Bank Debt for Negotiable Obligations Exchange Offer.

2) Rescheduling of assistance from the Argentine Central Bank: on February 5, 2004 the Financial System Restructuring Unit authorized the Argentine Central Bank to extend the time frame proposed for repaying Banco Hipotecario's debt to 89 months.

3) Obtaining compensation from the National Government (Note 3.1).

- Maximizing the present value of the credit portfolio

Notes to the Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

1) Efforts have been made to improve the administration of current loan portfolio.

2) Improvement in collection ratios.
3) Restructuring of credits in arrears.

- Operating efficiency and competitiveness

1) Continuous enhancement of resources and cost reduction by reassigning personnel to portfolio recovery and collection efforts.

2) Scale maintenance.

- Restructuring of the financial intermediation and service providing operations.

- Strengthening of creditworthiness.

- Reduction of interest rate, payment term and currency mismatching related risks.

On March 10, 2004, the BCRA issued Communication "A" 4111 redesigning the business plan and projections to be submitted by financial institutions within a term of 24 months as from December 31, 2003.

The Business Plan for the 2004-2006 period submitted to the BCRA on April 19, 2004 is focused on the development of the universal banking business, on the basis of the current mortgage loan business, according to the following objectives and goals:

1. Development of new products and services

a) Offering commercial banking services:

- Consumer loans
- Corporate loans
- Structured financing
- Foreign trade
- Transactional retail banking

b) Bank's solvency leverage

- Retail deposits
- Acquisition of operations, technology and networks.

c) Positioning to improve market share.

Notes to the Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

d) Increasing revenues from the mortgage loan business

- New household insurance
- Third party portfolio servicing activities
- Structured financing for construction projects
- New mortgage loan structures

2. Using the Bank's own self-sufficient financial franchising

e) Strengthening collection efforts
f) Continuing with the cost reduction and efficiency improvement policies

On April 26, 2004, the Bank submitted to the Financial System Restructuring Unit the reformulation and rectification of the Transformation and Reorganization Plan (Decree 1262/03). This information was submitted according to the presentation made to the BCRA on April 19, 2004, within the framework of Communication "A" 4111.

7. MORTGAGE LOAN REFINANCING SYSTEM - LAW 25798.

On June 22, 2004 the Bank stated its adherence to the Mortgage Loan Refinancing System and certified 13,225 eligible loans included in the System totaling Ps. 218,335 thousand, Ps. 193,619 thousand corresponding to the amount to be refinanced as of February 2004 under the terms of Chapter I of Law 25798. At the same time, First Trust of New York National Association, the trustee under the BHN Master Mortgage Trust, stated its adherence to the System certifying 228 eligible loans included for a total amount of Ps. 6,297 thousand, Ps. 6,239 corresponding to the amount to be refinanced as of February 2004, under the terms of Law 25798. These loans have been securitized and the beneficiary of the total proceeds therefrom is Banco Hipotecario SA.

After the system established by that Law has been formalized, the Bank will be entitled to collect bonds issued by the trustee for: i) 60% of the unpaid securities amounts falling due on November 1, 2006 and ii) 40% of the remaining securities falling due on November 1, 2014.

The Bank has not given accounting recognition in these financial statements for interim periods to the vested rights arising from the implementation of this System.

8 - BANCO HIPOTECARIO SOCIEDAD ANONIMA

Pursuant to Law 24855 enacted on July 2, 1997 and promulgated by the National Executive Branch through Decree 677 dated July 22, 1997, and decree 924/97 Banco Hipotecario Nacional was declared "subject to privatization" under the terms of Law 23696 and the National Executive Branch should proceed to its

transformation into a corporation ("sociedad anónima"). The new entity arising from this transformation will do business under the denomination of "Banco Hipotecario Sociedad Anónima", and as a commercial bank in accordance with Law 21526 and complementary rules, as amended, with the scope envisaged by the regulations, and with the rights and obligations of its predecessor.

Law 24855 and its regulatory decree provide that for ten years as from the promulgation of the Law, Banco Hipotecario Sociedad Anónima should, among other things, finance the construction and/or acquisition of dwellings throughout the national territory and offer credit lines for an amount equivalent to 10% of the total loans it grants for housing construction, to finance the construction of dwellings in small towns.

Banco Hipotecario Sociedad Anónima has a corporate capital of Ps. 1,500,000 thousand, fully subscribed and paid-in, represented by 150,000,000 ordinary book-entry Class A, B, C and D shares, with a face value of Ps. -10 each and one vote per share, except for the special multiple vote right for the Class D shares foreseen in the Bank's by-laws.

On February 2 1999, Banco de la Nación Argentina, as trustee of the Assistance to the Federal Trust Fund for Regional Infrastructure Trust Fund, made the combined public offering of 42,000,000 ordinary Class D shares and 270,000 options, each of the latter representing the right to purchase 100 shares, and the investors are required to acquire a minimum quantity of Class D shares so as to be awardees of the options. This right expired on February 2, 2004.

With the authorization of the National Securities Commission of Argentina, the Bank placed 13,616,606 Class D shares and 61,289 options on the local capital market, and 28,383,394 ADSs (Shares Deposited in Custody), each representing one Class D share and 208,711 options, on the international capital market in compliance with Rule 144A of the Securities Act of 1933 of the United States of America.

As a result of the expiration of the time frame for exercising the options indicated above, on February 2, 2004 certain holders of those options acquired 17,909,500 class D shares.

9 - BASIS FOR PRESENTATION OF THE FINANCIAL STATEMENTS

These financial statements have been prepared in line with accounting standards established by the Argentine Central Bank through CONAU 1 Circular, supplementary rules and amendments.

The financial statements of the predecessor entity, Banco Hipotecario Nacional, have been adjusted for inflation in conformity with the guidelines set in Communication "A" 551 of the Argentine Central Bank up to the financial year ended December 31, 1994, and prepared in accordance with the standards laid down by CONAU 1 Circular. As from January 1, 1995, and according to the authorization accorded by Resolution No. 388 of the Argentine Central Bank's Superintendency of Financial and Exchange Institutions, the Bank discontinued the adjustment for inflation of its financial statements until December 31, 2001. As from January 1, 2002, as a result of the application of Communication "A" 3702 which established the repeal of any legal and regulatory rule that did not allow companies to restate their accounting balances at period-end currency values, the Bank resumed the

application of the adjustment for inflation. To this end, it followed the restatement method established by Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), using the domestic wholesale price index published by the National Statistics and Census Institute (INDEC). Furthermore, it has been considered that the accounting measurements derived from the changes in the purchasing power of the currency between December 31, 1994 and 2001 are stated in the currency value as of the latter date.

On March 25, 2003, the Executive Branch issued Decree 664 establishing that the financial statements for years ending as from that date are to be stated in nominal currency. Consequently, in accordance with Communication "A" 3921 of the BCRA, restatement of the financial statements was discontinued as from March 1, 2003.

The Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Pronouncements No. 16 "Conceptual Framework of professional accounting standards"; No. 17 "Professional accounting standards: development of general application issues"; No. 18 "Professional accounting standards: development of particular application issues" and No. 19 "Amendments to Technical Pronouncements Nos. 4, 5, 6, 8, 9, 11 and 14", No. 20 "Financial derivatives and hedge operations" and No. 21 "Proportional equity value – Consolidation of financial statements – Information to be disclosed in connection with related parties", through Resolutions C 238/01, C 243/01, C 261/01, C 262/01, C 187/02 and M 5/03, respectively. Those Technical Pronouncements and amendments became effective in fiscal years commencing as from July 1, 2002, except for the latter pronouncement that will take effect on April 1, 2003. At the date of issue of these financial statements, the BCRA had not adopted those Technical Pronouncements.

The principal disclosure and valuation criteria followed for preparing these financial statements is described below:

9.1. Foreign currency assets and liabilities

US dollar assets and liabilities have been valued at the rate of exchange between the peso and the US dollar published by the BCRA. Assets and liabilities valued in foreign currencies other than the US dollar were converted into the latter currency using the swap rates communicated by the BCRA´s operations desk, in force at the close of operations on the last business day of the periods ended June 30, 2004 and 2003.

9.2. Gold and other precious metals

Holdings of gold and silver were valued at the latest selling quotation on the London market, in US dollars, net of the direct selling expenses, converted into pesos at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank, in force at the close of operations on the last business day of the periods ended June 30, 2004 and 2003.

In accordance with Communication "A" 2290 of the BCRA, holdings of silver were included under Cash and cash resources, taking into account that: i) their market value arises from daily quotations of relevant transactions

and ii) they are minted or represent "good delivery bars" in accordance with the regulations of the Governing Entity.

9.3. Interest accruals and adjustments of principal amounts (CER and CVS):

Interest accruals were determined using the exponential method for all lending and certain borrowing transactions in local and foreign currency the total term of which was more than ninety two days, and interest accruals for loans overdue more than ninety days were discontinued.

Adjustments of principal amounts from application of the CER and CVS were accrued as established by BCRA regulations, and interest accruals on loans overdue more than ninety days were discontinued.

9.4. Government and corporate securities

Listed - In Argentina and abroad:

The securities classified as "Holdings of trading securities" and "Investment in listed corporate securities" have been valued at period-end market quotation.

The BODEN 2012 Government securities in US$ classified as "Holdings in investment accounts" have been recognized at their technical value, in accordance with the whereas clauses of Communication "A" 3785. At the end of each period, the technical value of those securities increases on the basis of interest accrued under the issue terms and conditions. The new foreign currency balance is converted into pesos at the reference exchange rate published by the Argentine Central Bank.

BODEN National Government securities received in payment from borrowers of mortgage loans in accordance with Decree 905/02 have been valued at their power to repay the financial assistance received from the Argentine Central Bank, that is, $ 1.40 per US dollar plus CER and accrued interest.

The National Government Securities originally issued in foreign currency subject to Argentine legislation have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as provided for by Law 25561, Decree 214 and complementary rules and amendments.

National Government securities originally issued in foreign currency and not subject to conversion into pesos, have been recorded at December 31, 2003 carrying value.

Unlisted - In Argentina

The securities classified under "Unlisted Government Securities" have been valued at cost plus restatement and accrued interest not yet collected.

Notes to the Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

The Bank has recorded Secured Bonds issued by the Fiduciary Fund for Provincial Development received within the framework of Decree 1579/02, Ministry of Economy Resolution 539/02 and complementary rules. These bonds have been stated at present value, following the guidelines established by Communication "A" 3911, complementary rules and amendments.

9.5. Loans:

The portfolio of performing loans and loans due ninety days or less has been valued in terms of the principal amounts actually lent, plus capitalized interest, net of principal amortization collected and debt balance refinancing, plus adjustments (from the application of the CER, and CVS where applicable) and accrued interest receivable and less the estimated reserve for loan losses.

For purposes of these financial statements, Pre-restructuring Loans are those predating April 1, 1991 or individual loans stemming from global transactions arranged prior to that date, and Post-restructuring Loans are those originated after that date.

Secured loans were valued until February 28, 2003 according to their origin as i) received in exchange for Argentine government securities, in line with Decree 1387/01, have been valued at the ratio established by the Ministry of Economy (face value plus interest accrued until November 6, 2001, less coupons receivable until November 30, 2001), maintaining for such purpose the value at which those government securities had been recorded in investment accounts, ii) received in exchange for government securities accepted for the repayment of non-performing loans (Communication "A" 3398), have been valued at the higher of their face value less the related allowance for loan losses or their quotation value. The gain arising from the difference between the face value of the secured loans received and the value at which those exchanged securities had been recorded in investment accounts or the carrying value, as the case may be, accrues on a linear basis during the term of those loans. Secured Loans originally denominated in foreign currency subject to Argentine legislation have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments, the CER having been applied to the amount of those loans as from February 3, 2002.

In accordance with Communication "A" 3911, complementary rules and amendments of the BCRA, loans secured under Decree 1387/01 and other public sector loans are valued at the lower of present value (cash flows according to contract conditions, discounted at the rates of interest established by the BCRA) or technical value (amount restated by the CER, where applicable, plus interest accrued in accordance with contract clauses). This value is compared to the theoretical value (book value at February 28, 2003, net of the offsetting account, plus adjustment by the CER, where applicable). The differences resulting from this comparison are shown in an assets offsetting account, if the result is positive, and expensed if the result is a loss. The balance will be adjusted according to the amount resulting from the calculation of the differences between those items, until they are used up. Once the balance has been used up, any subsequent valuation difference will be expensed.

Notes to the Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

Secured loans incorporated after February 28, 2003 are valued at cost grossed up for interest accrued at their internal rate of return.

Other loans to the public sector, not included in the preceding paragraph, originally granted in foreign currency have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to the amount of those loans and maximum rates have been established, as provided for by Decree 1579/02, if those assets were subjected to the Exchange of Provincial Public Debt (Note 41).

Loans to the non-financial private sector originally granted in foreign currency have been converted into pesos at the exchange rate of $ 1.00 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER and CVS have been applied to the amount of those loans and maximum rates have been established, depending on the borrower.

9.6. Other receivables for financial transactions:

The individual mortgage loans the fiduciary ownership of which was transferred by the Bank and recorded in this caption have been valued and converted into pesos following the criterion described in points 9.3. and 9.5.

The amount recorded in the account captioned "Other not included in the debtor classification regulations - Compensation to be received from the National Government" includes the amount in pesos equivalent to the technical value of the bonds to be received, in accordance with sections 28 and 29 of Decree 905, until the BCRA credits the remaining BODEN 2012 in US dollars requested in compliance with that regulation (see Note 3).

The Bank has repurchased its Negotiable Obligations under a financing agreement signed with DePfa Investment Bank Ltd. (Note 20.3). These rights have been valued at period-end market value of the underlying negotiable obligations.

The rights arising from the total return swap transaction involving the Bank's own shares have been valued at period-end market value of the underlying asset.

9.7. Investments in other companies:

This caption mainly includes the equity investments held by the Bank in BACS Banco de Crédito y Securitización Sociedad Anónima, BHN Sociedad de Inversión Sociedad Anónima and BHN Inmobiliaria Sociedad Anónima (Note 30). At June 30, 2004 and 2003, those equity investments have been recorded at their equity value, plus intercompany profits, where applicable, which amount to Ps. 122,077 thousand and Ps. 108,892 thousand, respectively.

The above equity investments arise from the financial statements of BACS Banco de Crédito y Securitización Sociedad Anónima for the periods ended June 30, 2004 and 2003 and BHN Sociedad de Inversión Sociedad Anónima for the periods ended March 31, 2004 and 2003; while the financial statements of BHN Inmobiliaria cover the fiscal year ended December 31, 2003.

The other equity investments have been recorded at the lower of cost or estimated recovery value, where applicable.

9.8. Miscellaneous receivables

BODEN 2012 and National Government Secured Loans deposited in escrow have been valued following the criteria mentioned in the third paragraph of point 9.4. and in fifth paragraph of point 9.5., respectively.

9.9. Bank premises and equipment and miscellaneous assets:

These assets are recorded at cost restated in constant monetary units until February 28, 2003, following the method mentioned in the second and third paragraphs of this Note, net of accumulated depreciation calculated following the straight-line method, based on the estimated useful life of the assets. The cost of assets added before December 31, 1994 is restated in constant currency as of that date, while subsequent transactions are valued in current purchasing power values of the year to which they correspond.

The Bank records in "Miscellaneous assets – Assets acquired through foreclosures" housing units added to the Bank's assets in repayment of mortgage loans. These housing units have been valued at the lower of market value or the value of the loan, net of allowances.

The net book values of the assets taken as a whole, except for the assets intended for sale, which do not exceed their estimated recovery value, do not exceed their net realizable value.

9.10. Housing, life and unemployment insurance premiums in lending and other transactions:

The Bank's policy is to recognize the premium income when the corresponding loan installment accrues, except for those loans that are more than ninety days in arrears, and allocate the expenditures for claims to the net income/(loss) for the period in which they occur.

The Bank has set up a technical reserve of Ps. 12,013 thousand, which is included in Shareholders' Equity – Profit reserves – Others and a reserve for pending insurance claims for Ps. 9,427 thousand and Ps. 9,791 thousand at June 30, 2004 and 2003, respectively, which is shown in the Provisions caption under Liabilities.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated August 09, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

9.11. Intangible assets

These assets represent organization and system development expenses. Intangible assets have been restated in constant monetary units at February 28, 2003, following the method mentioned in the first paragraph of this Note, and are being amortized monthly according to the straight-line method, based on their estimated useful life.

9.12. Deposits

Deposits have been valued at their placement value, plus adjustments from application of the CER and accrued interest, where applicable. The fixed return for each transaction is accrued on an exponential basis, while the variable return is accrued at the pro rata rate of return agreed upon based on the improvement in the price of the financial asset or financial asset indicator, between the time the transaction is arranged and the end of the month.

Deposits originally made in foreign currency have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to those deposits.

9.13. Other liabilities for financial transactions

Futures and options transactions originally agreed in foreign currency, whether they have been settled and/or with settlement agreements in writing by the parties prior to the effectiveness of Decree 992/02 have been valued at the various rates of exchange agreed by the parties at the time of settlement of each transaction. The other transactions not renegotiated at the effective date of that decree have been converted into pesos at the rate of exchange of $ 1.40 per US dollar and recognized as sight accounts.

9.14. Valuation of options

The Bank has acquired a call option for Euro 100,000 thousand. The premium on this option has been valued at period-end market price.

Premiums on call options written and bought have been accrued on a linear basis during the life of the contract.

9.15. Dismissal indemnities

The Bank does not set up any provisions to cover the risk of dismissal indemnities involving the staff, as the disbursements in respect thereof are charged to income currently during the period in which they occur.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated August 09, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

9.16. Income Tax

Pursuant to Article 28 of Law 24855, Banco Hipotecario Sociedad Anónima is subject to income tax, except for all the housing loan transactions carried out prior to October 23, 1997, date of registration of its by-laws with the Superintendency of Corporations.

The Bank charges to income and sets up a provision for the income tax determined based on the transactions subject to this tax in the fiscal year in which those transactions are carried out.

9.17. Minimum notional income tax

Although the tax paid can be considered as a tax credit on account of income tax for a period of up to 10 years, the Bank has charged that disbursement to results.

9.18. Shareholders' Equity

a. Capital stock, reserves and capital adjustment:

The Shareholders' Equity account activity and balances prior to December 31, 1994 have been restated in the currency values prevailing at that date, following the method mentioned in this Note. The transactions carried out subsequent to that date have been recorded in currency values of the year to which they correspond. The balances of the Shareholders' Equity accounts as of June 30, 2004 have been restated up to February 28, 2003 as explained in the third paragraph. The adjustment derived from the restatement of the balance of "Capital Stock" was allocated to "Equity Adjustments".

b. Results:

Income and expenses have been recognized against the results for the period, regardless of whether they have been collected or paid.

Monetary results of exposure to inflation were determined until February 28, 2003 as follows:

b.1) "Monetary result of financial transactions" includes the result of exposure to inflation generated by assets and liabilities related to the carrying out of the usual intermediation activity between the supply and demand of financial resources.
b.2) "Monetary result of operating expenses" includes the result of exposure to inflation generated by monetary assets and liabilities in pesos, related to administrative expenses.
b.3) "Monetary result of other operations" includes the result of exposure to inflation generated by assets and liabilities not related to the financial intermediation activity.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated August 09, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

c. Prior year adjustment

The fees for Ps. 5,176 thousand payable to the Executive Committee Directors for profit sharing and stock appreciation rights which are to be charged to fiscal 2003, as resolved by the Meeting of Shareholders held on May 31, 2004, have been recognized as prior year adjustments.

9 - BASIS FOR PRESENTATION OF THE FINANCIAL STATEMENTS (Contd.)

The preparation of the financial statements requires that the Bank's Board of Directors perform estimates affecting assets and liabilities, the net income/(loss) for the period and the determination of contingent assets and liabilities at the date thereof. Since these estimates involve value judgments regarding the probability of occurrence of future events, the actual net income/(loss) may differ from the estimated amount and thus generate losses or profits affecting subsequent years. All legal and regulatory rules in force at the date of presentation of these financial statements have been considered.

The financial statement figures for the previous year, presented for comparative purposes, include certain reclassifications and adjustments that contemplate specific disclosure criteria so as to present them on a consistent basis with those of the current year.

10 - DIFFERENCES BETWEEN ARGENTINE CENTRAL BANK REGULATIONS AND PROFESSIONAL ACCOUNTING STANDARDS

Below is a detail of the main differences between the BCRA regulations and professional accounting standards, considering the statement made in the first part of Note 9:

10.1. Valuation criteria

a) Compensation to be received, per Sections 28 and 29 of National Executive Branch Decree 905/02, and investment account securities

As of June 30, 2004 and 2003, the Bank carries the government securities received and to be received in the "Government Securities – holdings in investment accounts", "Other Receivables for financial transactions – Other not included in the debtor classification regulations" and "Miscellaneous receivables - Others" captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02.

In addition, there are BODEN 2012 received in repayment of mortgage loans that are carried in investment accounts.

Under professional accounting standards, those assets are to be valued at their quotation values net of estimated selling expenses, charging the quotation differences to the results for each period, unless there is a possibility and intention to carry them until maturity.

b) Allowances for receivables from the non-financial public sector

Current regulations on the setting up of allowances issued by the Argentine Central Bank provide that receivables from the Public Sector are not subject to allowances for doubtful accounts. Under professional accounting standards, those allowances must be estimated on the basis of the uncollectibility risk attaching to those assets.

c) Accounting for income tax according to the deferred tax method

The Bank determines income tax at the statutory rate applicable to the estimated taxable income, without considering the effect of any timing differences between the accounting and taxable results. Under professional accounting standards, income tax must be recognized according to the deferred tax method. (Note 34).

d) Valuation of options

The Bank values accrued premiums on call options bought and written on a linear basis. This criterion differs from professional accounting standards, under which such premiums are to be stated at their market value.

e) Net present value of secured loans, government and other similar securities

Through Resolution No. 87/03, the CPCECABA suspended the application of the criterion for measuring the present value, establishing the application of a relevant market interest rate on the basis of future income or disbursements of funds corresponding to loans, investments and other accounts receivable or payable generated by the specific activities carried out by financial institutions. This criterion differs from that established by Communication "A" 3911.

f) Valuation at equity value

For purposes of calculating the equity value, Technical Pronouncement No. 21 establishes that the closing date of the fiscal year of investors is to coincide with that of the issuing companies, a criterion that differs from Argentine Central Bank regulations. Under professional accounting standards, the same valuation criterion is also to be applied to all subsidiaries.

g) Restatement to constant currency

The June 30, 2003 financial statements have given recognition to the effects of the variations in the purchasing power of the currency until February 28, 2003, following the restatement method established by Technical Pronouncement No. 6 (as amended by Technical Pronouncement No. 19) of the FACPCE. As provided for by National Executive Branch Decree 664/2003, BCRA Communication "A" 3921 and CNV Resolution No. 441,

the Bank discontinued the application of that method and, therefore, did not recognize the effects of the variations in the purchasing power of the currency as from March 1, 2003.

As established by MD Resolutions Nos. 10 and 41/2003 of the CPCECABA, under professional accounting standards the application of this method remained in effect until the periods ended September 30, 2003.

Nevertheless, taking into account the negative variation of 2.1% in the IPIM in the period from March to September 2003, the effects derived from failure to recognize those variations in these financial statements have not been significant.

10.2. Disclosure issues

a) Comparative purpose financial statements

Under professional accounting standards, the Bank should present the comparative information on the balance sheet with that of the balance sheet at the closing date of the preceding full fiscal year, in this case, December 31, 2003.

b) Statement of cash flows, earning per share and business segment

The criterion established by Technical Pronouncement No. 19 for disclosing these items differs from that established by the Argentine Central Bank in its Circular CONAU 1.

11 - CLASSIFICATION OF LOANS AND RESERVE FOR LOAN LOSSES

Reserve for loan losses established at June 20, 2004 and 2003, cover the minimum reserves required by the Argentine Central Bank, and were calculated considering the accounting policies adopted for certain refinanced consumer loans, certain contributions to the special relief fund (Note 12), including the special contribution to that fund made by the Bank at March 31, 2000 and certain estimates related to the impact on the possibility of recovering the mortgage loan portfolio.

Interest capitalized prior to the loans being in arrears is covered by a reserve for loan losses following the minimum reserve requirements, considering such interest as principal.

Pursuant to the guidelines of Law 24441 on Housing and Construction Financing, the criterion followed by the Bank to set up reserves for construction projects, where the fiduciary ownership is transferred, consists in classifying debtors on the basis of the evaluation of the future cash flow of individual projects financed by the Bank.

Notes to the Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

The Bank has adopted a new policy regarding the procedure followed for classifying non-performing and restructured individual loans:

a. Maintaining the classification in respect of all those loans subject to: i) the provisions of article 13 of Law 24143 and/or: ii) restructuring, either through a repayment agreement, the compounding of interest on the amount in default or assistance, for up to six months following normalization of those loans.

b. After this period has expired, the Bank will proceed after the seventh month, as the case may be, as follows:

b.1. If the loan is no more than 30 days in arrears, its shall be classified under the "performing" category.

b.2. If the loan is more than 30 days in arrears, its classification will arise from the aggregate of the current number of days in arrears and those recorded before the refinancing, as long as the arrears are equal to or less than 30 days, in which case the above paragraph is applicable.

c. All those individual loans, which are more than 24 months in arrears, must be fully covered by a reserve. Loans and reserves are to be reversed from the Bank's assets 3 months after the date on which those loans were fully covered by such reserve.

d. Loans that having been reversed from assets, following the guidelines in point c. above, are restructured and normalized shall be included again in the Bank's assets as long as they do not show arrears of more than 30 days for a term of six consecutive months.

As a result of the statements made in points c. and d. above and the application of Argentine Central Bank Communication "A" 2357 and supplementary rules, as amended, at June 30, 2004 and 2003 the Bank has recorded in memorandum accounts of Ps. 907,685 thousand and Ps. 690,357 thousand, respectively.

Based on the foregoing, the Bank's Board of Directors believes that the reserves for loan losses set up are sufficient to cover the minimum reserves required by the Argentine Central Bank rules and professional accounting standards on the total amount of the portfolio.

12 -SPECIAL RELIEF FUND

Article 13 of Law 24143 established that Banco Hipotecario Nacional should set up a special fund for subsidizing the repayment services of borrowers undergoing a serious economic emergency situation, whose situation could not be resolved through the renegotiation of the loan. This fund, whose regulations were issued by the Bank, is being formed as from that moment, with 2% of the interest collected on housing loans, which amounted to Ps. 12,886 thousand and Ps. 15,376 thousand at June 30, 2004 and 2003, respectively. The amount paid includes the extraordinary contribution made as of March 31, 2000, net of allocations. Law 24855 provides that Banco

Hipotecario Sociedad Anónima must maintain this special fund for 10 years as from the enactment of the said law July 22, 1997 and under the terms of Law 24143.

13 - RESTRICTED ASSETS

At June 30, 2004, the Argentine Central Bank provided financial assistance to the Bank for Ps. 385,046 thousand. As collateral for these transactions, senior pledges were set up on credit assets stemming from the 7% fixed rate guaranteed loan contract, due 2011, for approximately Ps. 491,041 thousand. For such purpose, the financing obtained has been recorded in Other liabilities for financial transactions, and the balances representing the possible rights, in memorandum accounts.

As provided for by Decree 905, the BCRA will grant financing to financial institutions for the subscription of bonds issued by the National State (BODEN due 2012 in US dollars), to be earmarked to cover the negative net foreign currency position, requiring for such purpose assets as collateral for that financing. As disclosed in Note 3.1. and paragraph 4 of Note 5, at the date of these financial statements all the assets to be offered by the Bank to the Governing Entity had not been identified.

In view of the commitments undertaken under the Bank's external debt exchange offer (Note 1), a trust was created under Argentine law by means of a Trust Agreement entered into by and between the Bank and ABN AMRO BANK, Argentine Branch. At June 30, 2004, BODEN 2012 for Ps. 764,169 thousand and the yield there on and National Government Secured Loans for Ps. 59,835 had been transferred to the trust. These guarantees have been recorded in "Miscellaneous Receivables" (Note 18).

At June 30, 2004, the Bank has deposited BODEN 2012 for Ps. 36,496 thousand and National Government Secured Loans for Ps. 1,739 thousand, as collateral for the currency swap transaction (Note 20.4.).

At June 30, 2004, the Bank set up specific guarantees as security for compliance with the future sale contract entered into with Depfa Investment Bank Ltd. for Ps. 880 thousand (Note 20.3.). These guarantees have been recorded in "Miscellaneous Receivables" (Note 18).

14 - INSURANCE ON REAL ESTATE SECURING THE MORTGAGE PORTFOLIO AND LIFE AND UNEMPLOYMENT INSURANCE FOR BENEFICIARIES

The Bank grants insurance coverage to the following:

- **Houses mortgaged to secure its loan portfolio, for the appraised amount of the insured houses:** against material damages caused by fire, explosion, lightning, earthquake, certain events involving riots, terrorist acts and other circumstances, according to the general conditions laid down by the Bank.

-

Notes to the Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

- **Life insurance for paying off the debts of the Bank's borrowers:** covering the risk of death of the economically liable party, whether a borrower or not, for paying off the principal debt owed at the date of death, according to the conditions laid down by the Bank. Individuals under the age of 56 are insurable up to the age of 80.

- **Unemployment insurance for economically liable parties, who are borrowers:** this covers unemployment risks when the conditions provided for by National Employment Law 24013 are met, with a maximum coverage of up to six monthly installments, with the option to renew it for another six months by paying an additional premium, once the insured has signed an employment contract for a term exceeding twelve months.

- **Comprehensive household insurance:** this covers the risk of fire and theft of general contents and electronic appliances for domestic use, windows, civil liability assessed for fire or explosion, removal of rubble, harm occasioned to buildings as a result of theft, lodging expenses and domicile assistance services.

The accounting policies followed by the Bank to record insurance transactions are described in Note 9.10. The Bank covers the risks involved in the insurance activity with its own net worth. In addition, the Bank sells insurance to cover personal accidents and health care, the coverage, risk and losses of which are undertaken by other Insurers.

The amounts of insurance premiums in respect of the items mentioned above, claims paid and charges connected with the insurance activity, allocated to results for the periods ended June 30, 2004 and 2003, were as follows:

	6/30/04	6/30/03
	Thousands of Pesos	
Fire insurance premiums	6.060	7.105
Life insurance premiums	13.264	14.341
Unemployment insurance premiums	805	922
Additional insurance premiums	975	707
Total Premiums (Note 24)	21.104	23.075

	6/30/04	6/30/03
	Thousands of Pesos	
Claims involving fire	90	323
Claims involving death	3.396	4.456
Claims involving unemployment	139	178
Additional insurance claims	122	84
Total claims (Note 25)	3.747	5.041

The insurance premiums shown above are disclosed under the "Income from services" caption, while the claims are disclosed under the "Expenses for services" caption. The charge corresponding to reserves connected with the insurance activity is shown in the "Miscellaneous losses" caption in the Income Statement.

15 - OTHER RECEIVABLES FOR FINANCIAL TRANSACTIONS

The breakdown of "Other receivables included in the debtor classification regulations" line, under the "Other receivables for financial transactions" caption is as follows:

	6/30/04	6/30/03
	Thousands of Pesos	
Mortgage loans delivered in trust	334.471	319.166
Mortgage-backed subordinated Class B securities	63.837	38.423
Financial hedging agreement	51.192	-
Others	20.145	15.678
Total	469.645	373.267

The breakdown of the "Other receivables not included in the debtor classification regulations" line, under the "Other receivables for financial transactions" caption, is as follows:

	6/30/04	6/30/03
	Thousands of Pesos	
Compensation to be received from the National Government (in US dollars)	2.609.349	2.488.722
Trust participation certificates	77.127	42.971
Negotiable obligations held in the Bank's portfolio (*)	234.743	28.260
Others	-	142
Total	2.921.219	2.560.095

(*) The Bank carries long-term Negotiable Obligations for Ps. 143,677 thousand held in its portfolio for purposes of their possible exchange with holders that did not participate in the initial offering.

16 - SECURITIZATION OF THE PORTFOLIO OF MORTGAGE LOANS

The Bank has executed various financial trust agreements under which, as trustor, it has transferred the fiduciary ownership of mortgage loans belonging to its loan portfolio to a trustee, First Trust of New York. Once the mortgage loans have been transferred to the trust fund, it proceeds to issue the corresponding debt securities and participation certificates and to use the proceeds of the placement thereof for settling the amount of the loans ceded by the Bank. The trust assets entail a separate and distinct equity from the trustee's assets and those of the trustor.

Notes to the Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

The trustee is responsible for the management of the trust funds previously set up in accordance with the specifications contained in the trust agreement.

These trusts have been affected by the conversion into pesos of assets and liabilities in foreign currency established by Law 25561 and Decree 214, at the rate of exchange of $1.00 per US dollar, because they have been set up under Argentine legislation. Notwithstanding this, there are certain claims by foreign investors in relation to the conversion into pesos made and, consequently, the definition of its economic impact.

As of June 30, 2004 and 2003, the Bank recorded Ps. 334,471 thousand and Ps. 319,166 thousand, respectively, in respect of mortgage loans originally granted in foreign currency and converted into pesos as required by Law 25561 and Decree 214, registered in the name of the trustee, in the "Others included in the debtor classification regulations" line, under the "Other receivables for financial transactions" caption; Ps. 14,322 thousand and Ps. 8,478, respectively, in the "Accrued interest receivable included in the debtor classification regulations" line, under that caption, in respect of accrued interest and adjustments from application of the CER receivable. Those receivables are held in the Bank's assets because at that date the trustee had not yet issued the related securities and the Bank continued to act as trustor and only beneficiary.

At the date of these financial statements, the following trust funds have been set up:

1. BHN I Trust, BHN II Mortgage Trust, BHN III Mortgage Trust, BHN IV Mortgage Trust, BACS I Mortgage Fund, BACS Funding I, BACS Funding II, BHSA I 2002 and Cédulas Hipotecarias Argentinas Series I, 2004-1 Financial Trust, the terms of issue of which are as follows:

	Class A1/AV Debt Securities	Class A2/AF Debt Securities	Class B Debt Securities	Participation Certificates	Total
BHN I – Issued 10/29/96					
Face value in thousands of Ps.	60,292	18,778	9,302	4,652	93,024
Declared Maturity Date	05/25/2005	09/25/2001	01/25/2014	01/25/2014	
BHN II – Issued 05/09/97					
Face value in thousands of Ps.	44,554	51,363	3,730	6,927	106,574
Declared Maturity Date	03/25/2011	07/25/2009	03/25/2012	05/25/2013	
BHN III – Issued 10/29/97					
Face value in thousands of Ps.	14,896	82,090	5,060	3,374	105,420
Declared Maturity Date	05/31/2017	05/31/2017	05/31/2018	05/31/2018	

Notes to the Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

BHN IV – Issued 03/15/00					
Face value in thousands of Ps.	119,500	36,500	24,375	14,625	195,000
Declared Maturity Date	03/31/2011	03/31/2011	01/31/2020	01/31/2020	
BACS I – Issued 02/15/2001					
Face value in thousands of Ps.	30,000	65,000	12,164	8,690	115,854
Declared Maturity Date	05/31/2010	05/31/2010	06/30/2020	06/30/2020	
BACS Funding I Issued 11/15/2001					
Face value in thousands of Ps.				29,907	29,907
Declared Maturity Date				11/15/2031	
BACS Funding II Issued 11/23/2001					
Face value in thousands of Ps.				12,104	12,104
Declared Maturity Date				11/23/2031	
BHSA I Issued 02/01/2002					
Face value in thousands of Ps.				43,412	43,412
Declared Maturity Date				02/01/2021	
CHA I - Issued 25/06/2004					
Face value in thousands of Ps.	40,000		5,000	5,000	50,000
Declared Maturity Date	12/31/2010		3/31/2012	3/31/2012	

In all cases, the payment of class B debt securities is subordinated to the payment of the class A securities. In addition, the reimbursement of the participation certificates shall be done once all the class A and B securities issued have been settled, to the extent that there are sufficient remaining funds in the trust fund.

At June 30, 2004 and 2003, the Bank held in its portfolio the following securities corresponding to the above-mentioned funds and the participation certificate in the BACS II Financial Trust:

Notes to the Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

	6.30.04	6.30.03
	Thousands of Pesos	
Others included in the debtor classification regulations:		
Class B debt securities – BHN III	10,522	8,839
Class B debt securities – BHN IV	48,315	29,584
Class B debt securities – CHA I	5,000	-
Subtotal	63,837	38,423
Others not included in the debtor classification regulations:		
Participation certificates – BHN II	21,361	15,818
Participation certificates – BHN III	9,323	-
Participation certificates – BHN IV	1,041	-
Participation certificates – BACS II	38,730	27,153
Participation certificates – CHA I	6,672	-
Subtotal	77,127	42,971
Total	140,964	81,394

17 – SAVINGS MORTGAGE BONDS

The Bank created a Global Trust Securities Program, "CEDULAS HIPOTECARIAS ARGENTINAS" for the securitization of individual mortgage loans for the financing of housing units for a face value of up to Ps. 500,000,000, which was authorized by CNV Resolution No. 14814 dated June 3, 2004.

Under this program, the Cédulas Hipotecarias Argentinas Series I, 2004-1 Financial Trust was created, with the Bank acting as trustor, BACS Banco de Crédito y Securitización S.A., as underwriter and general manager, and Deutsche Bank S.A., as financial trustee. On June 14, 2004, this Financial Trust issued the first series of Savings Mortgage Bonds (CHA) for a face value of Ps. 50,000,000.

The period for accepting the offering expired on June 23, 2004, the Senior Trust Debt Securities CHA, Series I, 2004-1 having been placed for a face value of Ps. 40,000,000 at a 95.82% price. The Class B Trust Debt Securities CHA, Series I, 2004-1 and the Participation Certificates CHA, Series I, 2004-1 have not been placed and the trustor resolved to receive those securities at par, for a face value of Ps. 5,000,000 and Ps. 4,999,916, respectively, as advance payment for a portion of the Mortgage Bond portfolio transferred to the Trust.

The Trust Securities were issued on June 25, 2004.

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

DENOMINACION DE LA ENTIDAD: BANCO HIPOTECARIO SOCIEDAD ANONIMA
Reconquista 151- Capital Federal.-

Notes to the Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

The balance of the negotiable obligations has been included in the "Other liabilities for financial transactions" caption. The residual face values of the different negotiable obligation series issued are as follows:

	Date of issue	Maturity Date	Annual interest rate	Residual face value at 6/30/04	Residual face value at 6/30/03
				(Thousands of Pesos)	
EMTN (CHA)					
Series III (US$ 100,000,000)	07/08/96	07/08/06	10.625%	2,093	36.801
GMTN					
Series I (US$ 300,000,000)	17/04/98	17/04/03	10.000%	37,930	835.119
Series IV (US$ 175,000,000)	03/12/98	03/12/08	13.000%	1,599	13.504
Series VI (US$ 135,909,000)	15/03/99	15/03/02	12.250%	2,010	13.167
Series XVI (US$ 125,000,000)	17/02/00	17/02/03	12.625%	30,916	350.938
Series XVII (EURO 100,000,000)	27/03/00	27/03/02	9.000%	2,617	4.554
Series XXII (EURO 100,000,000)	18/10/00	18/10/02	8.750%	688	7.622
Series XXIII (EURO 150,000,000)	06/02/01	06/02/04	10.750%	21,898	482.790
Series XXIV (US$ 107,000,000)	15/03/02	15/03/05	9.000%	20,425	307.705
Series XXV (EURO 165,700,000)	15/03/02	15/06/05	8.000%	21,257	537.655
Guaranteed bond (US$107,941 thousand)	15/09/03	03/08/10	Libor + 2.5%	266.309	
Long term bond (US$449,880 thousand)	15/09/03	01/12/13	3.0 – 6.0%	1.333.661	
Long term bond (EURO 278,367 thousand)	15/09/03	01/12/13	3.0 – 6.0%	994.390	
				2.735.793	2,589,855

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated August 09, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

As a result of the restructuring plan mentioned in Note 1, the breakdown of the bank debt is as follows:

Description	**Due date**	**Principal amount** *Thousands of pesos*
Secured facility in pesos	2010	68,491
Secured facility i[illegible] dollars	2010	169,040
Long-term facility in US dollars at a fixed rate	2013	74,318
Long-term facility in US dollars at floating rates	2013	17,824

During the current period the Bank proceeded to the early redemption of negotiable obligations and settlement of bank debt, according to the following detail:

1) Medium-term Guaranteed Bond (US$) for a face value of US$ 17,417 thousand, which represented a disbursement of US$ 15,234 thousand.

2) Long-term Guaranteed Bond (Euro) for a face value of Euros 1,000 thousand, which represented a disbursement of Euros 645 thousand.

3) Medium-term Secured Facilities (US$) for a face value of US$ 29,239 thousand, which represented a disbursement of US$ 23,687 thousand.

4) Medium-term Secured Facilities (Pesos) for a face value of Ps. 145,682 thousand, which represented a disbursement of Ps. 118,940 thousand.

5) Fixed-rate long-term Facilities (US$) for a face value of US$ 25,214 thousand, which represented a disbursement of US$ 16,907 thousand.

6) Floating-rate long-term Facilities (US$) for a face value of US$ 7,559 thousand, which represented a disbursement of $ 4,671 thousand.

The results of these operations have been recorded under Financial Income.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated August 09, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

18 - MISCELLANEOUS RECEIVABLES

The breakdown of the "Others" line corresponding to the "Miscellaneous receivables" caption is as follows:

	6/30/04	6/30/03
	Thousands of Pesos	
Tax prepayments and withholdings	3,982	8,911
Receivables from government entities	7,896	6,034
Receivables for loans administered	6,276	23,803
Recoverable expenses, taxes and advances to third parties	11,699	6,921
Correspondent banks	2,615	2,669
Guarantees securing call options written	-	6,054
Deposit securing financial agreements	39,115	-
Deposit securing ABN AMRO BANK trust	824,004	-
Others	23,840	17,634
Total	919,427	72,026

19 – NEGOTIABLE OBLIGATIONS AND OTHER FINANCING

The carrying value of the contractual nominal value of the negotiable obligations as at June 30, 2004 amounts to 2,735,793 thousand pesos. This amount is made up by Argentine Mortgage Bonds ("CHA") issued within the global program of "Euro Medium Term Notes" ("EMTN") and simple Negotiable Obligations not convertible into shares within the framework of a global program of "Global Medium Term Notes" ("GMTN") and the new issues mentioned in Note 1.

20 - DERIVATIVE FINANCIAL INSTRUMENTS

20.1. In view of the need to hedge the risk attached to the appreciation in the value of the Euro against the US dollar, given that the Bank has disclosed its liability in that currency, on January 5, 2004 options to purchase euros against US dollars were acquired for a notional amount of € 100,000 thousand at a quotation of 1.2676, to be exercised within a term of one year.

20.2. On January 29, 2004, the Bank entered into a total return swap transaction as a partial hedging for the Stock Appreciation Right clause ("StARS") included in the issuance of the Medium-term Secured Facility (Note 1). This transaction involves 7,110,000 Class D ordinary shares in Banco Hipotecario Sociedad Anónima. The amount agreed under this transaction was US$17,519 thousand.

20.3. During March 2004, the Bank executed a forward sale contract with DePfa Investment Bank Ltd. to repurchase bonds and Banco Hipotecario's loans, by financing 50% of the eligible instruments purchase price.

Notes to the Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

20.4. On March 5, 2004, the Bank and Deutsche Bank AG executed a currency swap contract (Cross Currency Swap) for Euros 150,000 thousand. This transaction is secured by BODEN 2012.

21 - OTHER LIABILITIES FOR FINANCIAL TRANSACTIONS

The breakdown of the "Others" line included in the "Other liabilities for financial transactions" caption is as follows:

	6/30/04	6/30/03
	Thousands of Pesos	
Collections and other transactions on behalf of third parties	18,555	27,835
Financial loan	-	229,474
Retail Bank Network	38,732	47,643
Repurchase of debt payable	49,790	-
Others	3,125	6,760
Total	110,202	311,712

22 - MISCELLANEOUS LIABILITIES

The breakdown of "Others" corresponding to the "Miscellaneous liabilities" caption is disclosed as follows:

	6/30/04	6/30/03
	Thousands of Pesos	
Sundry creditors	22,385	12,658
Other fees and expenses payable	3,423	2,637
Tax withholdings to be deposited	2,342	1,780
Taxes payable	1,021	4,869
Payroll withholdings and contributions	1,773	1,914
Salaries and social security charges payable	422	648
Others	5,593	7,596
Total	36,959	32,102

23 – FINANCIAL INCOME AND EXPENSES

The breakdown of the "Others" line included in the "Financial income" caption is as follows:

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated August 09, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

	6/30/04	6/30/03
	Thousands of Pesos	
Quotation difference from US dollar holdings	30,631	-
Restructured and buy back of bank debt	61,585	-
Result from compensating and leverage bonds	15,476	21,626
Total	35	-
	107,727	21,626

The breakdown of the "Others" line included in the "Financial expenses" caption is as follows:

	6/30/04	6/30/03
	Thousands of Pesos	
Quotation difference from US dollar holdings		
Quotation difference from Euro holdings	-	177,997
Turnover tax on financial income	6,268	11
Premiums on repos and swap operations	717	-
Contribution to the deposit guarantee fund	195	168
Total	7,180	178,176

24 - INCOME FROM SERVICES

The breakdown of the "Others" line included in the "Income from services" caption is as follows:

	6/30/04	6/30/03
	Thousands of Pesos	
Insurance premiums (Note 14)	21,104	23,075
Commissions and services connected with loans	8,834	10,032
Others	1,486	1,067
Total	31,424	34,174

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated August 09, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

25 - EXPENSES FOR SERVICES

The breakdown of the "Others" line included in the "Expenses for services" caption is as follows:

	6/30/04	6/30/03
	Thousands of Pesos	
Insurance claims (Note 14)	3,747	5,041
Turnover tax	594	-
Others	2,725	809
Total	7,066	5,850

26 - ADMINISTRATIVE EXPENSES

The breakdown of the "Other operating expenses" line included in the "Administrative expenses" caption is as follows:

	6/30/04	6/30/03
	Thousands of Pesos	
Depreciation of bank premises and equipment	3,358	3,622
Intangible asset amortization	-	2,414
Insurance	1,122	1,730
Rental	495	550
Telephony, electricity and mailing services	1,843	1,360
Software links	528	848
Maintenance and preservation of bank premises and equipment	2,030	1,276
Others	1,178	1,055
Total	10,554	12,855

27 - MISCELLANEOUS INCOME

The breakdown of the "Others" line included in the "Miscellaneous income" caption is as follows:

	6/30/04	6/30/03
	Thousands of Pesos	
Recovery of postal savings expenses	-	243
Rental income	279	323
Adjustments and interest on miscellaneous receivables	-	76
Gain on operations with premises and equipment and miscellaneous assets	5,052	985
Others	2,985	1,362
Total	8,316	2,989

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 09, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

28 - MISCELLANEOUS LOSSES

The breakdown of the "Others" line included in the "Miscellaneous losses" caption is as follows:

	6/30/04	6/30/03
	Thousands of Pesos	
Depreciation of miscellaneous assets	298	354
Turnover tax	214	-
Other taxes	930	137
Loss on operations with premises and equipment and miscellaneous assets	15,151	1,538
Intangible assets written off	124	135
Donations	917	9,061
System for repayment of loans with discounts	1,077	1,077
Tax on personal assets – General Resolution 1497/02	51,645	-
Others	3,331	1,014
Total	73,687	13,316

29 - DEPOSIT GUARANTEE INSURANCE SYSTEM

Law 24485, Decrees 540/95 and 1127/98 and Communication "A" 2337 and supplementary ones of the Argentine Central Bank provide that the institutions encompassed by the Financial Institutions Law should make a normal contribution equivalent to 0.03% of their monthly average daily balances of deposits in checking accounts, savings accounts, time deposits, special accounts, fixed-term investments and frozen balances stemming from the aforementioned deposits.

In addition to the normal contribution, the institutions are required to make a separate additional contribution, in proportion to the result obtained from the weighting of several factors.

Communication "A" 3064 of the Argentine Central Bank provides that, effective as of the date of payment of contributions corresponding to January 2000, the ordinary contribution is reduced to 0.015% provided the financial institutions enter into loan contracts with Seguro de Depósitos Sociedad Anónima ("SEDESA") allocated to the Deposits Guarantee Fund. Effective September 2000, Argentine Central Bank Communication "A" 3153 set aside the above-mentioned loans; notwithstanding this, the loan contracts arranged until that date will continue to be in force until the corresponding settlement thereof, under the terms and conditions agreed upon with SEDESA.

This System does not cover the transferable time deposits whose ownership has been acquired through endorsement, the placements attracted through systems which offer incentives in addition to the interest rate agreed upon, the deposits in which interest rates exceeding the reference rate established by the Argentine Central Bank are arranged, the deposits made by financial institutions with other brokers, including the time deposit certificates acquired through a secondary transaction, the deposits made by persons related to the Bank, either directly or indirectly, time deposits of securities, acceptances or guarantees and the frozen balances arising from deposits and other liabilities excluded from that System.

30 - SUBSIDIARY COMPANIES

The bank has equity investments in the following subsidiaries:

a. 99.99% of the BHN Sociedad de Inversión Sociedad Anónima's share capital, which amounts to Ps. 18,000 thousand. In addition, the Bank maintains irrevocable capital contributions of Ps.10,000 thousand. In turn, BHN Sociedad de Inversión Sociedad Anónima holds a 99.9976% equity interest in BHN Vida Sociedad Anónima and BHN Seguros Generales Sociedad Anónima, a 99% equity interest in BHN Seguros de Crédito Hipotecario Sociedad Anónima and a 100% equity interest in Mortgage Systems International, LLC.

b. 99.99% of BHN Inmobiliaria Sociedad Anónima's share capital, which amounts to Ps. 1,900 thousand. The corporate purpose of this company consists in real estate transactions.

c. 70% of the share capital of BACS Banco de Crédito y Securitización Sociedad Anónima, which amounts to Ps. 62,500 thousand. The principal line of business of this bank will consist in fostering the creation and development of a secondary market for mortgage loans in Argentina.

d. 100% of the share capital of VR-Tasaciones y Certificaciones Sociedad Anónima, which amounts to Ps. 200 thousand. This company's line of business is the appraisal and certification of all types of urban and rural real estate located in Argentina or abroad.

At June 30, 2004, the Bank's equity interest in the above-mentioned companies is reflected in accounts in the "Investments in other companies" caption.

The relevant total amounts arising from the June 30, 2004 financial statements of the main controlled investees are as follows:

Notes to the Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

	BACS Banco de Crédito y Securitización S.A. (2)	BHN Sociedad de Inversión S.A. (1) (3)	BHN Inmobiliaria S.A. (4)
	(In thousands of pesos)		
Assets	233,084	49,327	3,315
Liabilities	124,425	9,099	303
Minority interest	-	2	-
Shareholders' equity	108,659	40,226	3,012
Net loss	11,599	917	(132)

(1) Consolidated balances
(2) Financial statements at June 30, 2004
(3) Financial statements at March 31, 2004
(4) Financial statements at December 31, 2003.

31 - RESTRICTION ON THE DISTRIBUTION OF PROFITS

No profits may be distributed when any financial year does not produce profits.

Argentine Central Bank Communication "A" 4152 dated June 2, 2004 left without effect the suspension of the distribution of profits established by Communication "A" 3574. However, those banks which proceed to such distribution must be previously authorized by the Financial and Exchange Institutions Superintendency.

Furthermore, Argentine Central Bank Communication "A" 3785 dated October 29, 2002 restricted the distribution of cash dividends, to the extent that the Bank has decided to value its holdings of bonds received under Sections 28 and 29 of Decree 905 at their technical value, except for the amount of profits in excess of the difference between the carrying value and the market value of those bonds, net of the pertinent appropriation to legal reserve and to the reserve established by the Bank's by-laws (see Note 3).

Under the contracts signed as a result of the restructuring of the Bank's financial debt (Note 1), there are restrictions on the distribution of profits until such time as at least 60% of the total initial principal amount of the long-term and guaranteed tranches of the new debt has been amortized.

32 - RUBRICATION OF BOOKS

At the date of these financial statements, the transactions conducted by the Bank had been recorded in the rubricated books, as called for by the regulations in force.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification w
our report dated August 09, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

33 - TRANSACTIONS CARRIED OUT WITH RELATED COMPANIES

The balances at June 30, 2004 are as follows:

	Thousands of Pesos
Other receivables for financial transactions	
BACS Banco de Crédito y Securitización S.A.	8,80[illegible]
Miscellaneous receivables – Sundry Debtors	
BHN Vida S.A.	1,227
BHN Seguros Generales S.A.	151
BHN Sociedad de Inversión S.A.	5
BHN Inmobiliaria S.A.	203
BACS Banco de Crédito y Securitización S.A.	996

	Thousands of Pesos
Deposits – Checking accounts and time deposits	
BHN Sociedad de Inversión S.A.	847
BHN Inmobiliaria S.A.	1,038
BHN Vida S.A.	2,016
BHN Seguros Generales S.A.	1,375
BHN Seguros de Crédito Hipotecario S.A.	107
BACS Banco de Crédito y Securitización S.A.	365
VR – Tasaciones y Certificaciones S.A.	1
Other liabilities for financial transactions	
BACS Banco de Crédito y Securitización S.A.	9,797
Miscellaneous liabilities	
BACS Banco de Crédito y Securitización S.A.	200
Balance to be Paid-In	
BHN Vida S.A.	(*)
BHN Seguros Generales S.A.	(*)
BHN Seguros de Crédito Hipotecario S.A.	(*)
Financial Expenses	
BHN Sociedad de Inversión S.A.	8
BHN Vida S.A.	15
BHN Seguros Generales S.A.	8
BHN Seguros de Crédito Hipotecario S.A.	1
BACS Banco de Crédito y Securitización S.A.	7

Notes to the Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

Expenses for Services	
BACS Banco de Crédito y Securitización S.A.	186

(*) BALANCES TO BE PAID-IN, IN PESOS

BHN Vida S.A.	90
BHN Seguros Generales S.A.	90
BHN Seguros de Crédito Hipotecario S.A.	90

34 - INCOME TAX

In accordance with Law No. 24855 and its regulatory Decree No. 924/97, income obtained by the Bank as a result of loan operations formalized, agreed, undertaken or recognized through the date of registration of its by-laws are exempt from income tax; however, income provided by loan operations after that date are subject to this tax.

As a general rule, the income tax law admits the deduction of expenses incurred to obtain or maintain the source of taxable income. For purposes of deducting from the taxable income those expenses incurred to obtain jointly taxable and non-taxable income, expenses should be segregated accordingly.

Furthermore, the fiscal rule grants preeminence to the direct allocation method rather than the apportionment method to determine the deductible expenses. Thus, the apportionment method should only be used when it is not possible to make a direct allocation of expenses to the taxable income.

Until the fiscal year ended December 31, 1998 the Bank determined its income tax based on the expense apportionment method, treating as deductible the portion of expenses arising from applying to the total expenses incurred the ratio of taxable income to total income.

As from fiscal year ended December 31, 1999 income tax was calculated considering the direct relationship between expenses and the obtainment of taxable and non-taxable income, and the apportionment method was only used for those expenses which could not be directly allocated to each of the income producing sources.

The Bank has filed its income tax returns for the 1999, 2000, 2001, 2002 and 2003 fiscal years adopting the above mentioned methodology. (See Notes 35 and 36).

Notes to the Financial Statements

Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

35 - MINIMUM NOTIONAL INCOME TAX

Minimum notional income tax was created by Law No. 25063 to be in effect for 10 years as from fiscal 1998 as a tax complementary of income tax. Minimum notional income tax consists in a minimum taxation, which assesses certain productive assets at the tax rate of 1%. The ultimate tax obligation will be the higher of minimum notional income tax or income tax. For financial entities, the taxable basis will be 20% of their computable assets. If in a fiscal year, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of any income tax excess over minimum notional income tax through the next ten years.

In relation to the tax loss carry-forward determined by the Bank for last three fiscal years, the pertinent minimum notional income tax obligation was calculated.

36 - CONTINGENT ASSETS

As described in Note 9.16 and as a result of the use of the direct allocation method for deducting interest for income tax computation purposes, for the fiscal year ended December 31, 2003, the Bank is reporting a loss carry-forward of approximately Ps. 2,086,490 thousand. At June 30, 2004 this amount is disclosed in memorandum accounts.

As mentioned in Note 3.2., the Bank has recorded under memorandum accounts a positive contingency in the amount of Ps. 81,645 for purposes of the compensation for asymmetric indexation laid down by Law 25796.

37 - ACQUISITION BY THE BANK OF ITS OWN SHARES

At August 22, 2000, the Board of Directors resolved to authorize the acquisition of shares representing the Bank's own capital stock, within the terms of article 220, clause 2 of Law 19550. This authorization is due to the Bank's need to protect the price of the share in view of the volatility affecting the market, the low liquidity of which could expose the share to undesirable price fluctuations. On May 31, 2001, the Ordinary General Assembly approved this measure.

On the basis of the authorization mentioned in the preceding paragraph, in December 2000, the Bank acquired its own shares. At the closing date of these quarterly financial statements, the Bank's holding of its own shares has been recorded in the "Government and corporate securities" caption.

On January 20, 2004, the Bank sold 994,015 of its own class D shares, after the expiration of the time frame for shareholders to exercise their preemptive and accretion rights, according to the following detail:

1. 579,860 class D shares were awarded to the shareholders who exercised the preemptive right, for which the Bank collected a total amount of Ps. 4,018 thousand;

2. 414,155 class D shares were awarded to the shareholders who exercised the accretion right, for which the Bank collected a total amount of Ps. 2,870 thousand.

38 - OVER-THE-COUNTER BROKER

The Bank's minimum shareholders' equity required by the Argentine Central Bank rules is in excess of that required by the National Securities Commission in Resolution No. 290, as amended, in order to act as an Over-the-Counter Broker and has been duly paid up at period end.

39 - PUBLICATION OF FINANCIAL STATEMENTS

In line with the guidelines of Communication "A" 760, the prior involvement of the Argentine Central Bank is not required in order to publish these financial statements.

40 - TRUST ACTIVITIES

The Bank acts as trustee under trusts as collateral for certain construction projects, within the framework of its Securitization Operations – Line of Credit for Financing Construction Projects with Transfer of Trust Ownership.

For this transaction a trust is organized as collateral consisting of the assets included in the corresponding contracts, the trust ownership of which is transferred to the Bank as the Trustee. The Bank exercises the powers granted to it under the Trust Agreement to protect the Creditor's interests covered by the collateral. In relation to some of those projects, the Bank has made payments and collections on behalf of the originator and for its account.

At June 30, 2004, the receivables included in this transaction, which remain under assets, amounted to Ps. 2,981 thousand.

41 - CONVERSION OF PROVINCIAL PUBLIC DEBT INTO SECURED BONDS

Decree 1579/02 issued by the Executive Branch established that the Trust Fund for Provincial Development should assume the provincial debts instrumented in the form of Government Securities, Treasury Bills or Loans. Furthermore, through Banco de la Nación Argentina, in its capacity as trustee, this Fund was to issue Secured Bonds to offer them as payment for debts of Argentine provinces with banks and financial entities.

The Bank, in its capacity as creditor of various provincial states, presented the documentation corresponding to the offer to accept the conversion of those amounts due into Secured Bonds.

On March 19, 2003, the Bank was notified of Resolutions Nos. 742/02 and 765/02 of the Ministry of Economy accepting the Offer for Conversion of Provincial Public Debt into Secured Bonds corresponding to the debts with: i) Province of Formosa, for an original principal amount of US$ 11,627 thousand, the amount to be exchanged being Ps. 16,884 thousand; and ii) Province of Buenos Aires, for an original principal amount of US$ 74,969 thousand, the amount to be exchanged being 103,347 thousand. Those bonds were deposited in the name of the Bank on July 3, 2003.

At the date of issue of these financial statements, approval by the Ministry of Economy of the remaining offers presented is pending.

42 - OUT-OF-COURT REORGANIZATION PLAN

On June 9, 2004, the Bank requested approval of an out-of-court reorganization plan from the Federal Court of Original Jurisdiction on Commercial Matters No. 14, Clerk's Office No. 28. This court declared itself not to be a court of competent jurisdiction so, at the date of these financial statements for interim periods the Forum Court was debating which court and clerk's office will eventually try the case. Notwithstanding the lack of jurisdiction issue not yet decided, the above-mentioned Federal Court of Original Jurisdiction on Commercial Matters No. 14, Clerk's Office No. 28 has decreed that a certificate evidencing submission of a request for approval of an out-of-court reorganization plan be issued for it to be filed in the legal proceedings that must be suspended in conformity with Section 72 "in fine" of Law 24522.

43 - SUBSEQUENT EVENTS

43.1 REPURCHASE OF BANK DEBT

On July 27, 2004, the Bank repurchased the Peso denominated Secured Facility for Ps. 30,000 thousand at a 0.78 price, which represented an expense of Ps. 23,400 thousand, and the result of this transaction was Ps. 6,600 thousand.

43.2 RELEASE OF GUARANTEES

In compliance with the commitments undertaken under the Bank's external debt Exchange Offer (Note 1) a trust was organized under Argentine laws by means of a Trust Agreement entered into by and between the Bank and ABN AMRO Bank NV, Argentine Branch. At June 30, 2004, BODEN 2012 for Ps. 764,169 thousand and the yield thereon and National Government secured loans for Ps. 59,835 thousand were transferred to the Trust.

In view of the excess guarantee deposited in trust, on August 4, 2004, BODEN 2012 for US$ 79,481 thousand and National Government secured loans for Ps. 34,651 thousand, plus US$1,473 thousand in cash were released.

Guillermo C. Martinz General Accounting Management **BANCO HIPOTECARIO S.A.**	Hugo L. Chiera Assistant General Manager in charge of General Management **BANCO HIPOTECARIO S.A.**	Signed for purposes of identification with our report dated August 09, 2004 PRICE WATERHOUSE & Co. C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Clarisa D. Lifsic de Estol President **BANCO HIPOTECARIO S.A.**	**Ricardo Flammini** On behalf of the Syndics' Committee	

Notes to the Financial Statements



Corresponding to the period ended June 30, 2004
In comparative format with the same period of the previous year

This excess of guarantee was due to the following: i) the first secured debt principal amortization installment (see Note 1); ii) the repurchase and settlement of the secured debt as from the issue date (US$46,626 thousand and Ps. 175,682 thousand), and iii) interest payments on BODEN 2012 made by the National Government.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
in charge of General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated August 09, 2004
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the report issued for Argentine purposes in accordance with local generally accepted accounting principles)

Limited Review Report

Messrs.
Banco Hipotecario Sociedad Anónima
Reconquista 151
Autonomous City of Buenos Aires

1. We have performed a limited review of the balance sheet of Banco Hipotecario Sociedad Anónima (the "Bank") as of June 30, 2004 and 2003 and the related statements of income and source and application of funds for the period of six months then ended, the statement of changes in shareholders' equity for the period of six months ended June 30, 2004, as well as Notes 1 to 43 and Schedules A, B, C, D, E, F, G, H, I, J, K, L and N, which supplement them. Furthermore, we have also performed a limited review of the consolidated financial statements of Banco Hipotecario Sociedad Anónima and its subsidiaries for the period of six months ended June 30, 2004, as well as consolidated Schedule B and Notes 1 to 5 to consolidated financial statements, which are presented as supplementary information. The preparation and issuance of these financial statements are the responsibility of the Bank.

2. Our reviews were limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences and included the audit procedures established by the Argentine Central Bank through Circular CONAU-1 "Minimum standards for external audits" for limited reviews of quarterly financial statements, which consist mainly of the application of analytical procedures to the financial statement figures and of making inquiries of Bank staff responsible for preparing the information contained in the financial statements and its subsequent analysis. These limited reviews are substantially less in scope than an audit examination, the objective of which is to express an opinion on the financial statements being examined. Accordingly, we do not express an opinion on the Bank's financial position, the results of its operations, changes in its shareholders' equity and sources and application of funds as of June 30, 2004 and 2003, or on its consolidated financial statements.

3. As described in Note 2, in view of the Argentine economic crisis, the period under analysis and prior years have been affected by a number of measures adopted by the National Government. The future development of the economic crisis may require that the Government modify some of the measures adopted or issue additional regulations. Accordingly, the Bank's financial statements should be read in the light of those circumstances.

4. Banco Hipotecario S.A. has prepared the June 30, 2004 financial statements in accordance with Argentine Central Bank regulations. However, as mentioned in Notes 2, 3, 4 and 5 to the financial statements, uncertainty still persists which could affect the Bank, in relation to: a) compliance by the Public Sector with their payment obligations towards the Bank in connection with government securities and financing, and consequently with the recoverable value of those assets, which have been recorded in the June 30, 2004 consolidated financial statements for approximately $4,790,000 thousand, the balance of which, net of the liabilities held with the BCRA mentioned in Note 5, amounts to approximately $2,610,000 thousand. 99% of this asset corresponds to financing and government securities not included in the sovereign debt restructuring process; and (b) as a consequence of the crisis in liquidity, profitability levels and solvency of the financial system in general and of Banco Hipotecario S.A. in particular, the Bank has submitted regularization plans, as requested by the Argentine Central Bank.

5. As mentioned in Note 9 "Financial statement presentation basis", the Bank has prepared these financial statements applying the valuation and disclosure criteria established by the regulations of the Argentine Central Bank in its capacity as Financial Institutions Control Authority, through the issue of Circular CONAU-1, complementary regulations and amendments. However, as mentioned in Note 10, those criteria for valuing certain assets and liabilities and the financial statement disclosure and presentation criteria established by the Control Authority are not in accordance in certain aspects with professional accounting standards in effect in the Autonomous City of Buenos Aires. The effects on the financial statements derived from the different valuation criteria have not been quantified by the Bank.

6. On February 18, 2004, we issued an audit report on the Bank's financial statements and consolidated financial statements for the fiscal year ended December 31, 2003 with an abstention of opinion because of the uncertain circumstances indicated in section 4., the situation described in section 3. above, which has improved at the date of this report as mentioned in Note 1 to the financial statements and other uncertain situations that have been resolved at the date hereof, as mentioned in Notes 1, 3.1 and 3.2, regarding (a) the rediscount and liquidity assistance loan maturity extension granted by the BCRA, (b) the approval by the BCRA of the compensation amount established by Sections 28 and 29 of Decree 905/02 determined by the Bank, and (c) the compensation for the asymmetric indexation established by Law 25796. Furthermore, on August 19, 2003, we issued a limited review report with an abstention of statement on the Bank's financial statements and its consolidated financial statements as of June 30, 2003, which included an observation on the uncertainty as to the restructuring of all negotiable obligation series, loans from banks and other foreign entities, which has been remedied, with the impact mentioned in Note 1. Those reports also included an exception due to certain deviations from professional accounting standards mentioned in section 5. above.

7. Based on the work done and on our examination of Banco Hipotecario S.A. financial statements and its consolidated financial statements for the fiscal year ended December 31, 2003, to which reference is made in section 6. above, we report that the June 30, 2004 and 2003 financial statements of that Bank and its consolidated financial statements, prepared in

accordance with BCRA regulations and considering the observation mentioned in section 5., in accordance with accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us, and that we have no observations to make on them other than that mentioned in section 4.

8. As called for by the regulations in force, we report that:

8. a) The Bank's financial statements and consolidated financial statements have been transcribed to the "Inventory and Balance Sheet" book and are in compliance with the provisions of Law 19550, and BCRA and CNV regulations.

8.b) The Bank's financial statements stem from accounting record systems kept in all formal respects as called for by prevailing legal rules and BCRA rules, which maintain the same security and integrity conditions as those authorized by the CNV.

8.c) As of June 30, 2004, the liabilities accrued in respect of employee withholdings and employer contributions towards the National Social Security System, according to the accounting records and supporting schedules, amounted to $ 1,070,143, which were not yet due at that date.

Buenos Aires, August 9, 2004

PRICE WATERHOUSE & Co.

(Partner)
Professional Registration of the Firm
CPCECABA T° 1 F° 1
Gabriel R. Martini
Public Accountant (UBA)
CPCE Cap. Fed. T° 201 F° 24

(Free translation of the report issued for Argentine purposes in accordance with lo[illegible]lly accepted accounting principles)

Report of the Syndics Committee

To the Shareholders and Directors of
BANCO HIPOTECARIO SOCIEDAD ANÓNIMA.
Reconquista 151
Autonomous City of Buenos Aires

1. In our capacity as Syndics of Banco Hipotecario S.A., we have performed a limited review of the Balance Sheet as of June 30, 2004, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement Sources and Application of Funds for the period of six months then ended, as well as complementary Notes 1 to 43, and Schedules A, B, C, D, E, F, G, H, I, J, K, L and N, which have been submitted by the Bank to our consideration. Furthermore, we have performed a limited review of the consolidated financial statements of Banco Hipotecario S.A. and its subsidiaries as of June 30, 2004, as well as consolidated Schedule B and Notes 1 to 5, which are presented as complementary information. Preparation and issuance of those documents are the responsibility of the Bank.

2. Our work was performed in accordance with standards applicable to syndics. These standards require syndics to review the documents detailed in section I. in accordance with auditing standards applicable in Argentina for limited reviews of financial statements for interim periods, and verify the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and evaluate the conformity of those decisions with the law and the by-laws insofar as concerns formal and documentary aspects.

   For purposes of our work involving the documents detailed in section I., we reviewed the work performed by the External Auditor Price Waterhouse & Co. in accordance with prevailing auditing standards applicable for limited reviews of financial statements for interim periods, in conformity with professional accounting standards and the "Minimum Standards on External Audits" issued by the Argentine Central Bank. That review included verifying the planning of the work, as well as the nature, scope and timing of the procedures applied and the results of the limited review performed by that Accounting Firm. A limited review mainly consists in applying analytical procedures to the accounting information and making inquiries of the staff responsible for accounting and financial issues. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to issue an opinion on the financial statements taken as a whole. Therefore, we did not apply all necessary procedures to be able to issue an opinion on the financial statements mentioned in Section 1. The external auditors issued their report on August 9, 2004, with the contents of which we concur. It is not the responsibility of the Syndics Committee to perform any control over the management, so our review did not cover the business decisions and criteria regarding the different areas of the Bank, as such matters are the exclusive responsibility of the Board of Directors.

3. The June 30, 2003 balances stated in constant currency of February 28, 2003 that are disclosed in the financial statements have been presented for comparative purposes and examined by us, and we issued our limited review report on them on August 19, 2003 with an abstention of statement in view of the uncertain conditions prevailing at that date.

4. At the date these financial statements were prepared, it was not possible to foresee the future development of the situations described in section 4 of the Limited Review Report issued by the External Auditor, mainly regarding the uncertainties as to the recoverable value of government securities, secured loans per Decree 1387/01, loans to the provincial and municipal public sector and rights over the Compensation and Coverage Bonds envisaged in Sections 28 and 29 of Decree 905/02.

5. The Bank has prepared these financial statements applying the valuation and disclosure criteria established by the regulations of the Argentine Central Bank in its capacity as Financial Institutions Control Authority, through the issue of Circular CONAU-1, complementary regulations and amendments. However, as mentioned in Note 9, those criteria for valuing certain assets and liabilities and the financial statement presentation criteria established by the Control Authority are not in accordance with CNV regulations and professional accounting standards in effect in the Autonomous City of Buenos Aires.

6. On February 18, 2004, this Syndics Committee issued its report on the financial statements of Banco Hipotecario S.A. for the fiscal year ended December 31, 2003 with an abstention on opinion, in view of the situations described in section 4., and other uncertain situations that have been remedied at the date of this report, as mentioned in Notes 1, 3.1 and 3.2, relating to (a) the rediscount and liquidity assistance loan maturity extension granted by the BCRA, (b) the approval by the BCRA of the compensation amount established by Sections 28 and 29 of Decree 905/02 determined by the Bank, and (c) the compensation for the asymmetric indexation established by Law 25796, and because of the deviations from professional accounting standards mentioned in section 5. Within the scope of our work and based on the qualifications and exceptions mentioned in sections 4. and 5., we state that the June 30, 2004 financial statements of Banco Hipotecario S.A., prepared in accordance with BCRA regulations and accounting standards in effect in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us, and have no further observations to make on them.

   In addition, we report that the attached financial statements stem from accounting records kept, in all formal respects, in conformity with legal regulations in force and those issued by the Argentine Central Bank. These financial statements have been prepared, in all material respects, in compliance with the provisions of Law 19550 and those issued by the Argentine Central Bank and the National Securities Commission.

Autonomous City of Buenos Aires, August 9, 2004

Dr. RICARDO FLAMMINI
For the Committee of Syndics

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL CONSOLIDADO

Correspondiente al período económico finalizado el 30/06/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

ACTIVO	2004	2003
A Disponibilidades	**380.041**	**239.445**
Efectivo	59.200	46.222
Bancos y corresponsales	160.768	105.580
Otras	160.073	87.643
B Títulos Públicos y Privados (Nota 2.4.)	**545.316**	**1.082.919**
Tenencias en cuentas de inversión	146.236	913.577
Tenencias para operaciones de compra-venta o intermediación	216.350	27.502
Títulos públicos sin cotización	164.946	115.021
Inversión en títulos privados con cotización	30.139	42.508
Previsiones	(12.355)	(15.689)
C Préstamos (Anexo B y Nota 2.5.)	**2.357.425**	**2.892.626**
Al Sector Público no financiero	750.453	909.067
Al Sector Financiero	588	36.760
Al Sector Privado no financiero y residentes en el exterior	1.933.466	2.465.251
Adelantos	112.387	119.112
Hipotecarios	1.709.278	1.993.668
Cobros no aplicados	(11.319)	(15.076)
Prendarios	830	
Personales	6.451	65
Otros	90.524	341.043
Intereses y diferencias de cotización devengados a cobrar	25.315	26.439
Previsiones	(327.082)	(518.452)
D Otros créditos por intermediación financiera (Anexo B y Nota 2.6.)	**4.150.796**	**3.038.502**
Banco Central de la República Argentina	4.890	2.017
Montos a cobrar por ventas contado a liquidar y a término	46.900	-
Especies a recibir por compras contado a liquidar y a término	639.384	9.801
Primas por opciones tomadas	5.097	-
Otros no comprendidos en las normas de clasificación de deudores	2.990.366	2.633.744
Otros comprendidos en las normas de clasificación de deudores	484.025	406.425
Intereses dev. a cobrar comp. en las normas de clasif. de deudores	20.866	14.514
Previsiones	(40.732)	(27.999)

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO
HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL CONSOLIDADO

Correspondiente al período económico finalizado el 30/06/2004
Comparativo con igual periodo del ejercicio anterior
En miles de pesos

	2004	2003
F Participaciones en otras sociedades (Nota 2.7.)	**19.407**	**2.863**
Otras	19.407	2.863
G Créditos diversos (Anexo B y Nota 2.8.)	**958.081**	**48.085**
Deudores por venta de bienes	316	-
Otros	979.746	78.707
Intereses devengados a cobrar	1.698	1.698
Previsiones	(23.679)	(32.320)
H Bienes de uso (Nota 2.9.)	**93.430**	**93.801**
I Bienes diversos (Nota 2.9.)	**28.263**	**40.582**
J Bienes intangibles (Nota 2.11.)	**4.022**	**8.775**
Gastos de organización y desarrollo	4.022	8.775
K Partidas pendientes de imputación	**5.224**	**3.056**
TOTAL DE ACTIVO	8.542.005	7.450.654

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.

(Socio)

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL CONSOLIDADO

Correspondiente al período económico finalizado el 30/06/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

	2004	2003
PASIVO		
M Depósitos (Nota 2.12.)	181.367	105.484
Sector Público no Financiero	10.178	16.701
Sector Financiero	3.119	9.131
Sector Privado no Financiero y Residentes en el exterior	168.070	79.652
Cuentas Corrientes	10.705	4.386
Caja de Ahorros	51.649	22.857
Plazo Fijo	26.622	16.273
Cuentas de Inversión	74.950	
Otros	3.165	25.288
Intereses y diferencias de cotización devengados a pagar	979	10.848
N Otras obligaciones por intermediación financiera (Nota 2.13.)	6.236.001	6.140.930
Banco Central de la República Argentina - Otros -	2.193.546	2.085.254
Redescuento para atender situaciones de iliquidez	-	47.845
Otros	2.193.546	2.037.409
Bancos y Organismos internacionales	285.700	446.206
Obligaciones negociables no subordinadas	2.735.793	2.589.855
Montos a pagar por compras contado a liquidar y a término	669.062	9.801
Especies a entregar por ventas contado a liquidar y a término	50.530	-
Primas por opciones lanzadas	-	1.015
Financiaciones recibidas de entidades financieras locales	68.516	246.220
Otras	170.494	311.712
Intereses y diferencias de cotización devengados a pagar	62.360	450.867
O Obligaciones Diversas	51.037	40.464
Honorarios	4.701	3.025
Otras	46.336	37.439
P Previsiones	201.135	156.241
R Partidas pendientes de imputación	2.569	878
TOTAL DE PASIVO	6.672.109	6.443.997
T Participación de terceros	32.604	35.932
PATRIMONIO NETO (Nota 2.19.)	1.837.292	970.725
TOTAL DE PASIVO MAS PATRIMONIO NETO	8.542.005	7.450.654

Las notas son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 9 de agosto de 2004
PRICE WATERHOUSE & Co.

(Socio)

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ESTADO DE RESULTADOS CONSOLIDADO

Correspondiente al período económico finalizado el 30/06/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

	2004	2003
A Ingresos Financieros	406.692	214.353
Intereses por disponibilidades	350	262
Intereses por préstamos al sector financiero	84	115
Intereses por adelantos	1.564	5.722
Intereses por documentos	7	-
Intereses por préstamos hipotecarios	83.156	97.494
Intereses por préstamos prendarios	2	-
Intereses por otros préstamos	6.481	6.933
Intereses por otros créditos por intermediación financiera	18.655	21.304
Resultado neto por opciones	-	830
Resultado neto de títulos públicos y privados	63.653	-
Resultado préstamos garantizados - Decreto 1387/01.	28.486	19.204
Ajuste por cláusula CER	34.024	29.275
Ajuste por cláusula CVS	59.237	11.823
Otros	110.993	21.391
B Egresos Financieros	151.131	554.455
Intereses por depósitos en cuentas corrientes	42	46
Intereses por depósitos en cajas de ahorros	570	163
Intereses por depósitos en plazo fijo	314	580
Intereses por financiaciones del sector financiero	4.464	28.849
Intereses por otras obligaciones por intermediación financiera	52.325	166.348
Otros intereses	23.992	28.693
Resultado neto de Títulos públicos y privados	-	105.980
Resultado neto por opciones	7.261	-
Ajuste por clúausula CER	54.463	41.109
Otros	7.700	182.687
MARGEN BRUTO DE INTERMEDIACION	255.561	(340.102)
C Cargo por incobrabilidad	10.881	45.056
D Ingresos por servicios	33.258	35.762
Vinculados con operaciones activas	25	14
Vinculados con operaciones pasivas	1.533	1.610
Otras comisiones	1	-
Otros	31.699	34.138
E Egresos por servicios	12.803	11.871
Comisiones	5.677	5.972
Otros	7.126	5.899
F Resultado monetario por intermediación financiera	-	(12.672)

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.

(Socio)

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE RESULTADOS CONSOLIDADO

Correspondiente al período económico finalizado el 30/06/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

	2004	2003
G Gastos de Administración	47.813	49.526
Gastos en personal	25.821	27.418
Honorarios a directores y síndicos	1.042	1.121
Otros honorarios	2.041	2.526
Propaganda y publicidad	1.538	315
Impuestos	4.820	3.578
Otros gastos operativos	10.758	13.303
Otros	1.793	1.265
H Resultado monetario por egresos operativos	-	(1.347)
RESULTADO NETO POR INTERMEDIACION FINANCIERA	217.322	(424.812)
I Participación de terceros	(5.570)	3.156
J Utilidades diversas	47.393	43.834
Resultado por participaciones permanentes	248	284
Intereses punitorios	4.371	7.891
Créditos recuperados y previsiones desafectadas	32.799	32.652
Ajuste cláusula CER	-	-
Otros	9.975	3.007
K Pérdidas diversas	95.639	77.081
Resultado por participaciones permanentes	-	-
Intereses punitorios y cargos a favor del BCRA	24	34
Cargos por incob. de cred. diversos y por otras prev.	21.923	63.446
Otros	73.692	13.601
L Resultado monetario por otras operaciones	-	5
RESULTADO NETO ANTES DEL IMPUESTO A LAS GANANCIAS	163.506	(454.898)
J Impuesto a las ganancias (Nota 2.17.)	1.863	-
RESULTADO NETO DEL PERIODO - GANANCIA - (PERDIDA)	161.643	(454.898)

Las notas son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE ORIGEN Y APLICACION DE FONDOS CONSOLIDADO

Correspondiente al período económico finalizado el 30/06/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

	2004	2003
Variación de fondos		
Disponibilidades al inicio del ejercicio reexpresadas	414.275	122.854
Aumento (disminución) de los fondos	(34.234)	116.591
Disponibilidades al cierre del ejercicio	380.041	239.445
Causas de variación de los fondos		
Más:		
Ingresos financieros cobrados	423.980	181.579
Ingresos por servicios cobrados	33.362	37.742
Menos:		
Egresos financieros pagados	306.546	371.228
Egresos por servicios pagados	12.803	11.871
Gastos de administración pagados	44.576	54.782
Fondos originados (o aplicados) en las operaciones ordinarias	93.417	(218.560)
Otras causas de origen de fondos	393.371	751.160
Aumento neto de depósitos	61.973	-
Aumento neto de otras obligaciones por interm. financiera	-	253.631
Aumento neto de otros pasivos	-	17.283
Disminución neta de títulos públicos y privados	36.623	350.671
Disminución neta de préstamos	63.253	61.872
Disminución neta de otros activos	231.522	15.721
Disminución neta de Otros Créditos por Interm.financiera	-	-
Otros orígenes de fondos	-	51.982
Total de orígenes de fondos	486.788	532.600
Otras causas de aplicación de fondos	521.022	415.082
Aumento neto de préstamos	-	-
Aumento de otros créditos por intermediación financiera	262.614	44.570
Aumento neto de otros activos	-	15.097
Disminución neta de Otras obligaciones por intermediacion financiera	171.291	-
Disminución neta de otros pasivos	79.408	-
Otras aplicaciones de fondos	7.709	355.415
Total de aplicaciones de fondos	521.022	415.082
Resultado monetario generado por disponibilidades	-	927
Disminución de los fondos	(34.234)	116.591

Las notas son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha 9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T°1 F°1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (B)

CLASIFICACION DE LAS FINANCIACIONES POR SITUACION Y GARANTIAS RECIBIDAS CONSOLIDADO

Correspondiente al período económico finalizado el 30/06/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

CARTERA COMERCIAL	2004	2003
En situación normal	**1.106.647**	**1.465.459**
Con garantías y contragarantías preferidas "B"	1.002	3.096
Sin garantías ni contragarantías preferidas	1.105.645	1.462.363
Con riesgo potencial	**1.410**	**242**
Con garantías y contragarantías preferidas "B"	1.410	242
Sin garantías ni contragarantías preferidas	-	-
Con problemas	**171**	**-**
Con garantías y contragarantías preferidas "B"	163	-
Sin garantías ni contragarantías preferidas	8	-
Con alto riesgo de insolvencia	**1.212**	**10.046**
Con garantías y contragarantías preferidas "B"	-	2.368
Sin garantías ni contragarantías preferidas	1.212	7.678
Irrecuperable	**7.114**	**28.793**
Con garantías y contragarantías preferidas "B"	153	8.198
Sin garantías ni contragarantías preferidas	6.961	20.595
Irrecuperable por disposición técnica	**767**	**-**
Con garantías y contragarantías preferidas "B"	-	-
Sin garantías ni contragarantías preferidas	767	-
TOTAL CARTERA COMERCIAL	1.117.321	1.504.540

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.

(Socio)

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (B)

Continuación

CLASIFICACION DE LAS FINANCIACIONES POR SITUACION Y GARANTIAS RECIBIDAS CONSOLIDADO

Correspondiente al período económico finalizado el 30/06/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

CARTERA DE CONSUMO Y VIVIENDA	2004	2003
Cumplimiento normal	**1.549.260**	**1.605.095**
Con garantías y contragarantías preferidas "B"	1.446.098	1.536.191
Sin garantías ni contragarantías preferidas	103.162	68.904
Cumplimiento inadecuado	**132.654**	**183.897**
Con garantías y contragarantías preferidas "B"	123.090	176.566
Sin garantías ni contragarantías preferidas	9.564	7.331
Cumplimiento deficiente	**83.398**	**111.125**
Con garantías y contragarantías preferidas "B"	76.115	106.666
Sin garantías ni contragarantías preferidas	7.283	4.459
De difícil recuperación	**106.460**	**141.091**
Con garantías y contragarantías preferidas "B"	93.223	132.592
Sin garantías ni contragarantías preferidas	13.237	8.499
Irrecuperable	**184.243**	**263.572**
Con garantías y contragarantías preferidas "B"	73.173	186.079
Sin garantías ni contragarantías preferidas	111.070	77.493
Irrecuperable por disposición Técnica	**22.039**	**24.795**
Con garantías y contragarantías preferidas "B"	17.460	21.193
Sin garantías ni contragarantías preferidas	4.579	3.602
TOTAL CARTERA DE CONSUMO Y VIVIENDA	2.078.054	2.329.575
TOTAL GENERAL	3.195.375	3.834.115

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.

(Socio)

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

BANCO HIPOTECARIO

CUENTAS DE ORDEN CONSOLIDADO

Correspondiente al período económico finalizado el 30/06/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

	2004	2003
DEUDORAS	12.201.926	11.299.427
Contingentes	8.202.452	7.700.654
Créditos acordados	-	88.249
Garantías recibidas	1.831.887	2.173.191
Otras no comp. en las normas de clasif. de deudores	4.016.837	5.003.595
Cuentas contingentes deudoras por contra	2.353.728	435.619
De control	3.636.712	3.592.719
Créditos clasificados irrecuperables	907.685	690.357
Otras	2.728.414	2.902.362
Cuentas de control deudoras por contra	613	-
De derivados	358.510	6.054
Valor "nocional" de opciones por compra tomadas	358.510	-
Cuentas de derivados deudoras por contra	-	6.054
De actividad fiduciaria	4.252	-
Fondos de fideicomiso	4.252	-
ACREEDORAS	12.201.926	11.299.427
Contingentes	8.202.452	7.700.654
Créditos acordados (saldos no utilizados) comp. en las normas de clasif. de deudores (Anexo B)	5.661	2.098
Garantías otorgadas al BCRA	508.505	391.102
Otras garantías otorgadas no comprendidas en las normas de clasificación de deudores	840.653	40.702
Cuentas contingentes acreedoras por contra	6.847.633	7.266.752
De control	3.636.712	3.592.719
Valores por acreditar	306	81
Cuentas de control acreedoras por contra	3.636.406	3.592.638
De Derivados	358.510	6.054
Valor "nocional" de opciones por compra lanzadas	-	6.054
Cuentas de derivados acreedoras por contra	358.510	-
De actividad fiduciaria	4.252	-
Cuentas de actividad fiduciaria acreed. por contra	4.252	-

Las notas son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 9 de agosto de 2004
PRICE WATERHOUSE & Co.

(Socio)

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

1. BASES DE CONSOLIDACION

Los presentes estados contables reflejan las operaciones consolidadas de Banco Hipotecario Sociedad Anónima y BACS Banco de Crédito y Securitización Sociedad Anónima correspondientes a los períodos económicos finalizados el 30 de junio de 2004 y 2003, y de BHN Sociedad de Inversión Sociedad Anónima correspondientes a los períodos económicos finalizados el 31 de marzo de 2004 y 2003.

No obstante mantener el Banco Hipotecario Sociedad Anónima el control accionario en BHN Inmobiliaria Sociedad Anónima y a partir del 3 octubre de 2000 en VR-Tasaciones y Certificaciones Sociedad Anónima, dichas participaciones no han sido consolidadas dado que la gerencia considera que para el primer caso su actividad no resulta homogénea ni complementaria con la del Banco y la segunda por ser poco significativa.

La participación de Banco Hipotecario Sociedad Anónima en las sociedades consolidadas y no consolidadas al 30 de junio de 2004 es la siguiente:

- BACS Banco de Crédito y Securitización Sociedad Anónima: 43.750.000 de acciones escriturales ordinarias de $ 1 cada una con derecho a un voto por acción que representa el 70% del capital social.
- BHN Sociedad de Inversión Sociedad Anónima: 17.999.920 de acciones escriturales ordinarias de valor $1 cada una con derecho a un voto por acción que representan el 99,99% del capital social.
- BHN Inmobiliaria Sociedad Anónima: 1.899.880 de acciones escriturales ordinarias de valor $ 1 cada una con derecho a un voto por acción que representan 99,99% del capital social.
- VR – Tasaciones y Certificaciones Sociedad Anónima: 100.000 de acciones ordinarias de valor $ 1 cada una con derecho a un voto por acción que representan el 100% del capital social.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

El procedimiento para la incorporación de las cuentas correspondientes a las sociedades controladas y consolidadas BHN Sociedad de Inversión Sociedad Anónima - consolidada - y BACS Banco de Crédito y Securitización Sociedad Anónima fue el siguiente:

1.1. El estado contable del Banco ha sido preparado de acuerdo a normas de exposición y valuación de Banco Central de la República Argentina, incluyendo los saldos consolidados línea por línea del estado de situación patrimonial, estado de resultados, cuentas de orden, estado de origen y aplicación de fondos y anexo B.

1.2. Se eliminaron del estado de situación patrimonial, estado de resultados, cuentas de orden, de origen y aplicación de fondos y anexo B las partidas originadas en operaciones entre las sociedades, no trascendidas a terceros.

1.3. La porción del patrimonio neto de la sociedad controlada de propiedad de terceros, se expone en el estado de situación patrimonial consolidado en la línea "participación de terceros".

1.4. La porción del resultado de la sociedad controlada que corresponde a terceros, se expone en el estado de resultado consolidado en la línea "participación de terceros".

2. BASES DE PRESENTACION DE LOS ESTADOS CONTABLES CONSOLIDADOS

Los estados contables consolidados de Banco Hipotecario Sociedad Anónima han sido preparados de acuerdo a las disposiciones de la Comunicación "A" 2813 complementarias y modificatorias emitidas por el Banco Central de la República Argentina referidas al Régimen Informativo Contable para publicación trimestral/anual y con los lineamientos de la Resolución Técnica N° 21 de la Federación Argentina de Consejos Profesionales en Ciencias Económicas.

Los estados contables consolidados de BHN Sociedad de Inversión Sociedad Anónima y estados contables básicos de BACS Banco de Crédito y Securitización Sociedad Anónima han sido preparados teniendo en cuenta criterios similares a los aplicados por Banco Hipotecario Sociedad Anónima.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.

(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

A partir del 1 de enero de 2002, y como consecuencia de la aplicación de la Comunicación "A" 3702, basada en la derogación de toda norma legal y reglamentaria que impedía la reexpresión de saldos contables a moneda de cierre, el Banco ha reanudado la aplicación del Ajuste por Inflación, siguiendo el método de reexpresión establecido por la Resolución Técnica Nro. 6 de la Federación Argentina de Consejos Profesionales en Ciencias Económicas.

Con fecha 25 de marzo de 2003, el Poder Ejecutivo Nacional emitió el Decreto 664 que establece que los estados contables de ejercicios que cierran a partir de dicha fecha sean expresados en moneda nominal. En consecuencia, y de acuerdo con la Comunicación "A" 3921 del BCRA, se discontinuó la reexpresión de los estados contables a partir del 1 de marzo de 2003.

Los principales criterios de exposición y valuación seguidos para su preparación, se describen a continuación:

2.1. Activos y pasivos en moneda extranjera

Se han valuado al tipo de cambio de referencia del dólar estadounidense difundido por el BCRA o en el caso de tratarse de monedas distintas, se convirtieron a dólar estadounidense utilizando los tipos de pase comunicados por la mesa de operaciones del BCRA, vigentes al cierre de las operaciones del último día hábil de los períodos finalizados el 30 de junio de 2004 y 2003.

2.2. Activos en oro y otros metales preciosos

Las tenencias de oro y plata han sido valuadas utilizando la última cotización cierre vendedor registrada en el mercado de Londres, en dólares estadounidenses, neto de los gastos directos de venta y convertidos a pesos al tipo de cambio de referencia del dólar estadounidense difundido por el BCRA vigente al cierre de las operaciones del último día hábil del período finalizado el 30 de junio de 2004 y 2003.

Atento lo dispuesto mediante Comunicación "A" 2290 del BCRA, las tenencias de plata han sido incluidas en el rubro Disponibilidades teniendo en cuenta que: i) cuentan con un valor de mercado que surge de cotizaciones diarias de transacciones relevantes y ii) son amonedados o conforman "barras de buena entrega" de acuerdo con la normativa contemplada por el Ente Rector.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.

(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

2.3. Devengamiento de intereses y ajustes de capital (CER y CVS)

El devengamiento de intereses para la totalidad de las operaciones activas y ciertas operaciones pasivas, en moneda nacional y en moneda extranjera y cuyo lapso de vigencia supere los noventa y dos días se ha efectuado siguiendo el método exponencial, interrumpiéndose el devengamiento de intereses para préstamos cuya mora supera los noventa días.

Los ajustes de capital por aplicación del CER y CVS fueron devengados de acuerdo con normas emitidas por el BCRA, interrumpiéndose el devengamiento mismo para préstamos cuya mora supera los noventa días.

2.4. Títulos públicos y privados

Con cotización - Del país y del exterior:

Los títulos clasificados en las cuentas de "Tenencias para operaciones de compra-venta o intermediación" e "Inversiones en títulos privados con cotización" se han valuado de acuerdo al valor de cotización al último día de operaciones del período y con la deducción de la previsión estimada, en caso de corresponder o a su valor residual técnico en los casos de los títulos privados que están autorizados a cotizar en euromercados y en la Bolsa de Comercio de Buenos Aires.

Los Bonos del Gobierno Nacional BODEN en US$ 2012 clasificados en las cuentas de "Tenencias en cuentas de inversión" se han incorporado por su valor técnico, con los considerandos establecidos en la Comunicación "A" 3785. Al fin de cada ejercicio se acrecientan en función de los intereses devengados según las condiciones de emisión. El nuevo saldo en moneda extranjera se convierte a pesos según el tipo de cambio de referencia publicado por el BCRA.

Los Bonos del Gobierno Nacional BODEN recibidos en dación en pago de titulares de préstamos hipotecarios, de acuerdo con lo establecido por Decreto 905/02, han sido valuados a su poder cancelatorio de asistencias recibida del BCRA, esto es a $1.40 más CER.

Los títulos públicos nacionales originalmente emitidos en moneda extranjera y bajo legislación local, han sido pesificados a la relación $1,40 por dólar estadounidense, de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias.

Los títulos públicos nacionales originalmente emitidos en moneda extranjera no alcanzados por la pesificación, se encuentran registrados a su valor contable al 31 de diciembre de 2003.

Guillermo G. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

Sin cotización - Del país:

Los títulos clasificados en las cuentas de "Títulos públicos sin cotización" se encuentran valuados al valor de costo más las rentas devengadas pendientes de cobro.

Se encuentran registrados "Bonos Garantizados" emitidos por el Fondo Fiduciario para el Desarrollo Provincial recibidos en el marco del Decreto N° 1579/02, Resolución 539/02 del Ministerio de Economía y normas complementarias. Los mismos han sido valuados a valor presente de acuerdo con los lineamientos expresados en la Comunicación "A" 3911, complementarias y modificatorias.

2.5. Préstamos

La cartera de préstamos en situación regular y cuya mora no supere los noventa días se encuentra valuada por los capitales efectivamente prestados, más los intereses capitalizados, netos de amortizaciones de capital percibidas y reconsideraciones de saldos de deuda, más ajustes (CER y CVS, en los casos que corresponda) e intereses devengados a cobrar y deducida la previsión estimada para cubrir riesgos de incobrabilidad.

Los préstamos garantizados se valuaron hasta el 28 de febrero de 2003 de acuerdo al origen de los mismos, como i) recibidos por el canje de títulos públicos nacionales, de acuerdo con lo establecido por el Decreto 1387/01, a la relación establecida por el Ministerio de Economía (valor nominal más intereses corridos al 6 de noviembre de 2001 menos cupones a cobrar hasta el 30 de noviembre de 2001), manteniendo al efecto el valor que dichos títulos públicos registraban en cuentas de inversión, ii) recibidos en canje por títulos públicos aceptados por cancelación de préstamos que se encontraban en situación irregular (Comunicación "A" 3398), a valor nominal menos previsión por riesgo de incobrabilidad o valor de cotización de los mismos, el mayor. La diferencia positiva entre el valor nominal de los préstamos recibidos y el valor que dichos títulos canjeados registraban en cuentas de inversión o valor contable según corresponda, se devenga en forma lineal durante la vida de los citados préstamos. Los préstamos garantizados originalmente emitidos en moneda extranjera y bajo legislación local, han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias, aplicándose sobre dicho monto el CER desde el 3 de febrero de 2002.

Según lo dispuesto por la Comunicación "A" 3911, complementarias y modificatorias del BCRA, los préstamos garantizados Decreto 1387/01 y otros préstamos del sector público se valúan a su valor presente (flujo de fondos según condiciones contractuales, descontados a las tasas de interés dispuestas por el BCRA) o a su valor técnico (importe, actualizado, de corresponder por CER, más intereses devengados según condiciones contractuales), el menor. Ese valor se lo compara con el valor teórico (valor contable al 28 de febrero de 2003, neto de la cuenta regularizadora, más, si correspondiera ajuste por CER). Las diferencias que surjan de esta

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

comparación se reflejan en una cuenta regularizadora del activo, si el resultado es positivo y si el mismo es negativo, se imputará a resultados. Dicho saldo se ajustará en función del importe que se determine al realizar el cálculo de las diferencias entre dichos conceptos, hasta agotarlo. Una vez agotado ese saldo, las diferencias que se registren posteriormente por la valuación, se imputarán a resultados.

Los préstamos garantizados incorporados con posterioridad al 28 de febrero de 2003 se valúan a su valor de costo acrecentado por los intereses devengados de acuerdo con su tasa interna de retorno.

Otros préstamos al sector público, no incluidos en el párrafo anterior, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias aplicándose el CER a partir del 3 de febrero de 2002 y estableciendo tasas máximas según lo dispuesto por Decreto 1579/02, en caso de haberse presentado dichos activos al canje provincial.

Los préstamos al sector privado no financiero, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,00 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias aplicándose el CER y CVS a partir del 3 de febrero de 2002 y estableciéndose tasas máximas de acuerdo al prestatario.

2.6. Otros créditos por intermediación financiera

Los créditos hipotecarios individuales cedidos en fideicomiso pendientes de titulización registrados en el presente rubro se han valuado y pesificado siguiendo el criterio expuesto en el punto 2.3. y 2.5.

El importe registrado en la cuenta "Otros no comprendidos en las normas de clasificación de deudores - Compensación a Recibir del Gobierno Nacional" incluye el equivalente en pesos a su valor técnico del derecho a recibir, de acuerdo con los artículos 28 y 29 del Decreto 905, hasta tanto el BCRA acredite el remanente de los BODEN 2012 en dólares estadounidenses solicitados en cumplimiento de dicha disposición.

El Banco ha efectuado una operación de recompra de sus obligaciones negociables mediante un acuerdo de financiación con DePfa Investment Bank Ltd. Dichos derechos han sido valuados a valor de mercado de las obligaciones negociables subyacentes al cierre del presente período.

Los derechos emergentes de la operación de total return swap que comprende acciones propias del Banco, han sido valuados al precio de mercado del subyacente al cierre del presente periodo.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.

(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

2.7. Participaciones en otras sociedades

Este rubro comprende las tenencias accionarias que el Banco mantiene en:

- BHN Inmobiliaria Sociedad Anónima, sociedad controlada con actividad no homogénea. Dicha participación se encuentra registrada a su valor patrimonial proporcional al 31 de diciembre de 2003.
- Otras tenencias accionarias: Mercado Abierto Electrónico Sociedad Anónima, ACH Sociedad Anónima, VR-Tasaciones y Certificaciones Sociedad Anónima, Mortgage.com Inc. y VR-Particulares Sociedad Anónima. Dichas participaciones se encuentran registradas a su valor de costo o valor estimado de recupero, el menor.

2.8. Créditos Diversos

Los BODEN 2012 y Préstamos Garantizados del Gobierno Nacional depositados en garantía, se valúan siguiendo los criterios expuestos en el tercer párrafo del punto 2.4. y quinto párrafo del punto 2.5., respectivamente.

2.9. Bienes de uso y diversos

Estos bienes se encuentran registrados a su valor de costo reexpresados en moneda constante hasta el 28 de febrero de 2003, neto de las depreciaciones acumuladas calculadas por el método de línea recta en función de la vida útil estimada de los bienes. El costo de los bienes incorporados antes del 31 de diciembre de 1994 se encuentran reexpresados en moneda constante de esa fecha, en tanto que los movimientos posteriores a dicha fecha se encuentran valuados a moneda corriente del período al que corresponden.

El Banco registra en el rubro "Bienes Diversos - Bienes Tomados en Defensa del Crédito", unidades de vivienda ingresadas al patrimonio del Banco en concepto de cancelación de créditos hipotecarios. Los mismos se valúan a su valor de mercado o el valor del crédito neto de previsiones, el menor.

Los valores residuales de los bienes en su conjunto no exceden los valores de utilización económica, excepto por los bienes destinados a la venta, los cuales no superan su valor neto de realización.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

2.10. Primas por seguros sobre viviendas, de vida y de desempleo en operaciones de préstamos

La política del Banco es reconocer los ingresos por primas en oportunidad de producirse el devengamiento de la cuota del préstamo respectivo, excepto para aquellos préstamos cuya mora supere los noventa días, en tanto que los cargos por siniestros son imputados a resultados en el período en que éstos ocurren.

En los estados contables se refleja una reserva por miles de pesos 12.013 que se expone en el Patrimonio Neto en la columna Reservas de Utilidades – Otras y una reserva por la actividad de seguros por miles de pesos 9.427 y miles de pesos 9.791 al 30 de junio de 2004 y 2003, respectivamente, expuesta en el rubro "Previsiones" del Pasivo.

2.11. Bienes intangibles

Corresponde a gastos de organización y desarrollo de sistemas del Banco Hipotecario SA y gastos de organización por constitución y puesta en marcha y software de computación de BHN Sociedad de Inversión SA y BACS Banco de Crédito y Securitización SA. Los mismos han sido reexpresados en moneda constante hasta el 28 de febrero de 2003, y se amortizan sobre base mensual y por el método de línea recta en función de la vida útil asignada.

2.12. Depósitos

Los depósitos se encuentran valuados a su valor de imposición, más ajustes (CER) e intereses devengados en caso de corresponder. La retribución fija de cada operación se devenga en forma exponencial, en tanto que la retribución variable se devenga aplicando la proporción de retribución pactada a la variación positiva en el precio del activo financiero o índice de activos financieros, operada entre el momento de concertación y el cierre de mes.

Los depósitos, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo a lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias, aplicándose el CER a partir del 3 de febrero de 2002.

2.13. Otras obligaciones por intermediación financiera

Las operaciones originalmente pactadas en moneda extranjera de opciones y futuros liquidadas y/o con acuerdo de liquidación escritos entre las partes con anterioridad a la vigencia de Decreto 992 se encuentran valuadas a los distintos tipos de cambio pactados en la liquidación de cada operación entre las partes. Las restantes operaciones no renegociadas a la fecha de vigencia del citado decreto han sido pesificadas a la relación de cambio $ 1,40 por dólar estadounidense, encontrándose registradas como operaciones a la vista.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo E. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.

(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

2.14. Valuación de opciones

El Banco ha adquirido una opción de compra por miles de euros 100.000. La prima sobre dicho derecho ha sido valuada a precio de mercado al cierre del período.

Las primas por opciones de compra lanzadas y tomadas se han devengado linealmente durante el plazo de duración del contrato.

2.15. Indemnizaciones por despido

El Banco no constituye previsiones para cubrir el riesgo de las indemnizaciones por despido del personal. Las erogaciones correspondientes a este concepto son cargadas a los resultados del ejercicio en que se producen.

2.16. Impuesto a las ganancias

De acuerdo a lo establecido en el artículo 28 de la Ley 24855, Banco Hipotecario Sociedad Anónima está alcanzado por el impuesto a las ganancias, excepto para todas las operaciones de crédito para la vivienda concretadas con anterioridad al 23 de Octubre de 1997, fecha de inscripción del estatuto en la Inspección General de Justicia.

El Banco reconoce, cuando corresponda, los cargos a resultados y registra una provisión en el pasivo por el impuesto determinado sobre sus operaciones imponibles en el ejercicio fiscal al que correspondan.

2.17. Impuesto a las ganancias mínimas presuntas

No obstante que el impuesto ingresado puede considerarse como un crédito fiscal a cuenta del impuesto a las ganancias por un período de hasta 10 años, el Banco ha imputado dicha erogación a resultados.

2.18. Patrimonio neto

a. Capital social, reservas y ajuste de capital:

Los movimientos y saldos en cuentas del patrimonio neto anteriores al 31 de diciembre de 1994 han sido reexpresados en moneda de esa fecha, siguiendo el método expuesto en el tercer párrafo de la presente nota. Los movimientos posteriores a dicha fecha se encuentran expuestos en moneda corriente del ejercicio al que corresponden. Los saldos de cuentas del Patrimonio Neto al 30 de junio de 2004 se encuentran reexpresados hasta el 28 de febrero de 2003. El

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

ajuste derivado de la reexpresión del saldo de "Capital Social" fue imputado a "Ajustes al Patrimonio".

b. Resultados:

Se encuentran imputados los resultados devengados en el período, reexpresados en moneda de cierre, con independencia de que se haya efectivizado su cobro o pago. Los resultados monetarios por exposición a la inflación fueron determinados hasta el 28 de febrero de 2003 según se indica:

b.1) Resultado monetario por intermediación financiera: incluye el resultado por exposición a la inflación originado en activos y pasivos relacionados con el ejercicio de la actividad de intermediación habitual entre la oferta y la demanda de recursos financieros.

b.2) Resultado monetario vinculado con egresos operativos: incluye el resultado por exposición a la inflación originado en activos y pasivos monetarios en pesos, relacionados con gastos de administración.

b.3) Resultado monetario por otras operaciones: Incluye el resultado por exposición a la inflación originado en activos y pasivos que no están relacionados con la intermediación financiera.

c. Ajuste de Resultados de Ejercicios Anteriores :

De acuerdo a lo dispuesto por Asamblea de Accionistas de fecha 31 de mayo de 2004, en cuanto a que los honorarios asignados a los Directores integrantes del Comité Ejecutivo en concepto de participación en las ganancias y apreciación accionaria, sean con cargo al ejercicio 2003, se han imputado como ajustes de resultados anteriores miles de pesos 5.176.

La preparación de estados contables requiere por parte del Directorio del Banco la realización de estimaciones que afectan activos y pasivos, resultados del período y la determinación de activos y pasivos contingentes a la fecha de los mismos. Dado que dichas estimaciones involucran juicios de valor respecto de la probabilidad de ocurrencia de hechos futuros, los resultados reales pueden diferir de los estimados pudiendo ocasionar pérdidas o ganancias que afecten los períodos subsecuentes. Por otra parte se han considerado todas las disposiciones legales y reglamentarias vigentes hasta la fecha de presentación.

La información de los estados contables de igual período del ejercicio anterior, que se presenta a fines comparativos, incluye ciertas reclasificaciones y ajustes que contemplan aspectos específicos de exposición a los efectos de presentarla sobre bases uniformes con las del presente período.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

3. DIFERENCIAS ENTRE NORMAS DEL BCRA Y NORMAS CONTABLES PROFESIONALES

Las principales diferencias entre las normas del BCRA y las normas contables profesionales, considerando lo expuesto en la primera parte de la Nota 9 del cuerpo básico, se detallan a continuación:

3.1. Criterios de valuación

a) Compensación a recibir, según artículos 28 y 29 del Decreto 905/02 y títulos en cuentas de inversión

Al 30 de junio de 2004 y 2003, el Banco mantiene contabilizado en los rubros "Títulos Públicos – Tenencias en cuentas de inversión", "Otros Créditos por Intermediación Financiera – Otros no comprendidos en las normas de clasificación de deudores" y Créditos Diversos – Otros" los títulos públicos recibidos y a recibir, respectivamente, originados en la compensación establecida por los artículos 28 y 29 del Decreto 905/02.

Adicionalmente, existen BODEN 2012 recibidos como cancelación de préstamos hipotecarios, mantenidos en cuentas de inversión.

De acuerdo con normas contables profesionales, la valuación debería realizarse de acuerdo con los valores de cotización netos de los gastos estimados de venta, imputando las diferencias de cotización a los resultados de cada período, excepto que exista capacidad e intención de mantener los mismos hasta su vencimiento.

b) Previsiones Sector Público No Financiero

La normativa vigente respecto a previsionamiento emanada del BCRA determina que las acreencias con el Sector Público no se encuentren sujetas a previsiones por riesgo de incobrabilidad. De acuerdo con normas contables profesionales dichas previsiones deben estimarse en función al riesgo de recuperabilidad de los activos.

c) Contabilización del impuesto a las ganancias por el método del impuesto diferido

El Banco determina el impuesto a las ganancias aplicando la tasa vigente sobre la utilidad impositiva estimada, sin considerar el efecto de las diferencias temporarias entre el resultado contable y el impositivo. De acuerdo con las normas contables profesionales, el reconocimiento del impuesto a las ganancias debe efectuarse por el método del impuesto diferido.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

d) Valuación de opciones

El Banco valúa ciertas primas por opciones de compra lanzadas y tomadas en base al devengamiento lineal. Este criterio difiere de las normas contables profesionales, las que determinan que las mismas deben valuarse a su valor de mercado.

e) Valor actual neto de préstamos garantizados, títulos públicos y otros similares

Por resolución N° 87/03, el CPCECABA suspendió la aplicación del criterio de medición al valor actual, mediante la aplicación de una tasa de interés relevante de mercado, en base a futuros ingresos o egresos de fondos de préstamos, inversiones y otras cuentas por cobrar o pagar generadas por la actividad específica de las entidades financieras. Dicho criterio difiere con lo dispuesto por la Comunicación "A" 3911.

f) Valuación a valor patrimonial proporcional

La RT 21 establece para el cálculo del valor patrimonial proporcional, que las fechas de cierre de los ejercicios económicos deben ser coincidentes para la inversora como así también para las emisoras, este criterio difiere de lo dispuesto por el BCRA. Adicionalmente deberá considerarse igual criterio de valuación de acuerdo con normas contables profesionales para todas las subsidiarias.

g) Reexpresión a moneda constante

Los estados contables al 30 de junio de 2003 reconocen los efectos de las variaciones en el poder adquisitivo de la moneda hasta el 28 de febrero de 2003, siguiendo el método de reexpresión establecido por la RT N° 6 (modificada por la RT N° 19) de la FACPCE. De acuerdo con lo dispuesto por el Decreto 664/03 del Poder Ejecutivo, la Comunicación "A" 3921 del BCRA y la Resolución 441 de la CNV, el Banco discontinuó la aplicación de dicho método y, por lo tanto, no reconoció contablemente los efectos de las variaciones en el poder adquisitivo de la moneda originados a partir del 1 de marzo de 2003.

De acuerdo con lo dispuesto por la Resolución MD 10 y 41/2003 del CPCECABA, las normas contables profesionales mantuvieron vigente la aplicación de este método hasta los ejercicios cerrados al 30 de septiembre de 2003.

No obstante, dado que la variación del IPIM por el período marzo/septiembre de 2003 fue de 2,1% (negativa), los efectos de no haber reconocido dichas variaciones no han sido significativos en relación con los presentes estados contables.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.

(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

3.2. Aspectos de exposición

a) Estados contables comparativos

De acuerdo con normas contables profesionales, el Banco debería presentar la información comparativa del estado de situación patrimonial con la correspondiente al mismo estado a la fecha de cierre del ejercicio completo precedente, en este caso, el 31 de diciembre de 2003.

b) Estado de origen y aplicación de fondos, Resultado por acción y Segmento de negocio

El criterio establecido por la RT 19, para la exposición de estos conceptos, difiere de lo que se establece la CONAU 1 del BCRA.

4. BIENES DE DISPONIBILIDAD RESTRINGIDA DE SOCIEDADES VINCULADAS

Al 31 de marzo de 2004, BHN Sociedad de Inversión Sociedad Anónima no cuenta con bienes de disponibilidad restringida.

BACS Banco de Crédito y Securitización SA esta alcanzado por las disposiciones del Decreto 905/02 que dispuso que el BCRA otorgará financiación a las entidades financieras para la suscripción de Bonos del Estado Nacional (BODEN 2012 en dólares estadounidenses) destinados a cubrir la posición neta negativa en moneda extranjera, requiriendo al efecto activos en garantía sobre dicha financiación. A la fecha de los presentes estados contables, no se han individualizado los activos que el banco ofrecerá al Ente Rector.

De los BODEN 2012 acreditados por el BCRA por la compensación prevista en los artículos 28 y 29 del Decreto 905/02, al 30 de junio de 2004 BACS Banco de Crédito y Securitización SA mantiene indisponibles, depositados en CRYL miles de US$ 11.965.

Como consecuencia de la línea de financiamiento con International Finance Corporation (IFC), BACS Banco de Crédito y Securitización SA mantiene afectados en garantía los certificados de participación del Fideicomiso Financiero BACS II y del fideicomiso BACS Funding I Mortgage Trust.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.

(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

5. MORTGAGE SYSTEMS INTERNATIONAL LLC ("MSI")

Atento a la participación accionaria que posee BHN Sociedad de Inversión SA en Mortgage Systems International LLC ("MSI"), y en razón de los inconvenientes que pueden derivarse de seguir manteniendo una participación accionaria mayor al 12,5% en una sociedad que actualmente no presta servicios complementarios a la actividad específica del Banco, el Directorio resolvió mediante acta N° 135 del 3 de diciembre de 2003, que: i) se refleje adecuadamente la situación emergente de la tenencia accionaria en MSI en nota a los estados contables consolidados; ii) se considere el exceso de la participación que en el capital accionario de MSI posee BHN Sociedad de Inversión SA, como mayor exigencia en la determinación del capital mínimo consolidado según lo establecen las normas aplicables; y, iii) se realicen las presentaciones que correspondan ante el BCRA proponiendo el debido encuadramiento.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.

(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL

Correspondiente al periodo económico finalizado el 30/06/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

	2004	2003
ACTIVO		
A. Disponibilidades	**354.268**	**220.734**
Efectivo	38.619	34.680
Bancos y corresponsales	155.576	98.411
Otras (Nota 9.2.)	160.073	87.643
B. Títulos Públicos y Privados (Anexo A y Nota 9.4.)	**496.641**	**1.022.502**
Tenencias en cuentas de inversión	110.633	877.293
Tenencias para operaciones de compra-venta o intermediación	216.350	27.502
Títulos públicos sin cotización	164.946	96.749
Inversiones en títulos privados con cotización	4.712	20.958
C. Préstamos (Anexos B, C y D y Notas 9.3., 9.5.)	**2.325.301**	**2.858.826**
Al sector público no financiero	750.453	909.067
Al sector financiero	568	5.934
Al sector privado no financiero y residentes en el exterior	1.901.038	2.462.247
Adelantos	112.387	119.112
Hipotecarios	1.709.278	1.993.668
Prendarios	830	-
Personales	6.451	65
Cobros no aplicados	(11.319)	(15.076)
Otros	58.559	338.080
Intereses y diferencias de cotización devengados a cobrar	24.852	26.398
Previsiones (Anexo J y Notas 10 y 11)	(326.758)	(518.422)
Otros créditos por intermediación financiera (Anexos B, C y D y Notas 9.3. y 9.6.)	**4.076.016**	**2.931.428**
Banco Central de la República Argentina	4.890	2.017
Montos a cobrar por ventas contado a liquidar y a término	55.704	-
Especies a recibir por compras contado a liquidar y a término	639.384	9.801
Primas por opciones tomadas	5.097	-
Otros no comprendidos en las normas de clasificación de deudores (Nota 15)	2.921.219	2.560.095
Otros comprendidos en las normas de clasificación de deudores (Notas 15 y 16)	469.645	373.267
Intereses deveng. a cobrar comprendidos en las normas de clasif. de deudores (Nota 16)	20.809	14.247
Previsiones (Anexo J)	(40.732)	(27.999)

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

Véase nuestro informe de fecha 9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL

Correspondiente al periodo económico finalizado el 30/06/2004
Comparativo con igual periodo del ejercicio anterior
En miles de pesos

	2004	2003
F Participaciones en otras sociedades (Anexo E y Notas 9.7. y 30)	122.088	108.991
En entidades financieras	78.843	74.547
Otras	43.245	34.444
G Créditos diversos (Nota 9.8.)	897.762	41.404
Deudores por venta de bienes (Anexos B y C)	316	-
Otros (Nota 18)	919.427	72.026
Otros intereses devengados a cobrar	1.698	1.698
Previsiones (Anexo J)	(23.679)	(32.320)
H Bienes de uso (Anexo F y Nota 9.9.)	91.956	92.144
I Bienes diversos (Anexo F y Nota 9.9.)	28.263	40.582
J Bienes intangibles (Anexo G y Nota 9.11.)	3.821	3.712
Gastos de organización y desarrollo	3.821	3.712
K Partidas pendientes de imputación	5.224	3.056
TOTAL DE ACTIVO	8.401.340	7.323.379

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.

(Socio)

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL

Correspondiente al periodo económico finalizado el 30/06/2004
Comparativo con igual periodo del ejercicio anterior
En miles de pesos

	2004	2003
PASIVO		
L Depósitos (Anexos H e I y Notas 9.3.,9.12. y 29)	**186.078**	**107.906**
Sector Público no Financiero	10.178	16.701
Sector Financiero	3.119	9.131
Sector Privado no Financiero y Residentes en el exterior	172.781	82.074
Cuentas corrientes	15.416	6.808
Cajas de Ahorro	51.649	22.857
Cuentas de inversión	74.950	-
Plazo Fijo	26.622	16.273
Otros	3.165	25.288
Intereses y diferencias de cotización devengados a pagar	979	10.848
M Otras obligaciones por intermediación financiera (Anexo I y Notas 9.3.,9.13. y 9.14.)	**6.132.606**	**6.052.546**
Banco Central de la República Argentina	2.165.284	2.056.840
Redescuento para atender situaciones de iliquidez	-	47.845
Otros	2.165.284	2.008.995
Bancos y Organismos internacionales	261.182	386.330
Obligaciones negociables no subordinadas (Nota 19)	2.735.793	2.589.855
Montos a pagar por compras contado a liquidar y a término	669.062	9.801
Especies a entregar por ventas contado a liquidar y a término	60.299	-
Primas por opciones lanzadas	-	1.015
Financiaciones recibidas de entidades financieras locales	68.491	246.220
Otras (Nota 21)	110.202	311.712
Intereses y diferencias de cotización devengados a pagar	62.293	450.773
N Obligaciones Diversas	**41.660**	**35.083**
Honorarios	4.701	2.981
Otras (Nota 22)	36.959	32.102
O Previsiones (Anexo J y Nota 9.10.)	**201.135**	**156.241**
Q Partidas pendientes de imputación	**2.569**	**878**
TOTAL DE PASIVO	6.564.048	6.352.654
PATRIMONIO NETO (según estado respectivo) (Nota 9.18.)	1.837.292	970.725
TOTAL DE PASIVO MAS PATRIMONIO NETO	8.401.340	7.323.379

Las notas y anexos son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE RESULTADOS

Correspondiente al período económico finalizado el 30/06/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

		2004	2003
A	**Ingresos Financieros**	**395.265**	**209.854**
	Intereses por disponibilidades	334	247
	Intereses por préstamos al sector financiero	74	-
	Intereses por adelantos	1.564	5.722
	Intereses por documentos	7	
	Intereses por préstamos hipotecarios	83.156	97.494
	Intereses por préstamos prendarios	2	6.892
	Intereses por otros préstamos	5.268	
	Intereses por otros créditos por intermediación financiera	18.168	17.586
	Resultado neto por opciones	-	830
	Resultado neto de títulos públicos y privados	58.197	-
	Resultado por préstamos garantizados - Decreto 1387/01	28.486	19.204
	Ajuste por cláusula CER	33.045	28.430
	Ajuste por cláusula CVS	59.237	11.823
	Otros (Nota 23)	107.727	21.626
B	**Egresos Financieros**	**148.714**	**547.019**
	Intereses por depósitos en cuentas corrientes	42	46
	Intereses por depósitos en cajas de ahorro	570	163
	Intereses por depósitos a plazo fijo	314	580
	Intereses por financiaciones del sector financiero	4.464	28.849
	Intereses por otras obligaciones por intermediación financiera	51.491	166.150
	Otros intereses	23.721	28.555
	Resultado neto por opciones	7.261	-
	Resultado neto de títulos públicos y privados	-	103.875
	Ajuste por cláusula CER	53.671	40.625
	Otros (Nota 23)	7.180	178.176
	MARGEN BRUTO DE INTERMEDIACION	**246.551**	**(337.165)**
C	**Cargo por incobrabilidad**	**10.603**	**45.026**
D	**Ingresos por servicios**	**32.957**	**35.784**
	Vinculados con operaciones pasivas	1.533	1.610
	Otros (Nota 24)	31.424	34.174
E	**Egresos por servicios**	**12.743**	**11.821**
	Comisiones	5.677	5.971
	Otros (Nota 25)	7.066	5.850
F	**Resultado monetario por intermediación financiera**	-	(9.314)

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 9 de agosto de 2004
PRICE WATERHOUSE & Co.

(Socio)

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE RESULTADOS

Correspondiente al periodo económico finalizado el 30/06/2004
Comparativo con igual periodo del ejercicio anterior
En miles de pesos

		2004	2003
G	**Gastos de Administración**	**45.395**	**48.160**
	Gastos en personal	24.545	26.669
	Honorarios a directores y síndicos	959	1.071
	Otros honorarios	1.882	2.464
	Propaganda y publicidad	1.419	314
	Impuestos	4.627	3.528
	Otros gastos operativos (Nota 26)	10.554	12.855
	Otros	1.409	1.259
H	**Resultado monetario por egresos operativos**	**-**	**41**
	RESULTADO NETO POR INTERMEDIACION FINANCIERA	**210.767**	**(415.661)**
I	**Utilidades diversas**	**46.504**	**43.532**
	Resultado por participaciones permanentes	7.194	-
	Intereses punitorios	4.364	7.891
	Créditos recuperados y previsiones desafectadas	26.630	32.652
	Ajuste cláusula CER	-	-
	Otros (Nota 27)	8.316	2.989
J	**Pérdidas diversas**	**95.628**	**82.793**
	Resultado por participaciones permanentes	-	6.001
	Intereses punitorios y cargos a favor del BCRA	18	30
	Cargo por incob. de créditos diversos y otras previsiones	21.923	63.446
	Otros (Nota 28)	73.687	13.316
K	**Resultado monetario por otras operaciones**	**-**	**24**
	RESULTADO NETO ANTES DEL IMPUESTO A LAS GANANCIAS	**161.643**	**(454.898)**
	RESULTADO NETO DEL PERIODO - (PERDIDA) - GANANCIA	**161.643**	**(454.898)**

Las notas y anexos son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.

(Socio)

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

ESTADO DE EVOLUCION DEL PATRIMONIO NETO

Correspondiente al período económico finalizado el 30/06/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

Movimientos	Capital Social	Aportes no Capitalizados		Ajustes al Patrimonio	Reserva de Utilidades		Resultados no asignados	Total del período 30/06/2004	Total del período 30/06/2003
		Primas de emisión de acciones	Aportes Irrevocables p/futuros aumentos de capital		Legal	Otras			
1. Saldos al comienzo del ejercicio	1.500.000	-	1	1.797.623	1.022.078	169.608	(2.808.485)	1.680.825	1.425.623
2. Ajuste de resultados de ejercicios anteriores							(5.176)	(5.176)	-
3. Subtotal	1.500.000	-	1	1.797.623	1.022.078	169.608	(2.813.661)	1.675.649	1.425.623
4. Resultado neto del período							161.643	161.643	(454.898)
5. Saldos al cierre del período	**1.500.000**	**-**	**1**	**1.797.623**	**1.022.078**	**169.608**	**(2.652.018)**	**1.837.292**	**970.725**

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.

(Socio)

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE ORIGEN Y APLICACION DE FONDOS

Correspondiente al periodo económico finalizado el 31/03/2004
Comparativo con igual periodo del ejercicio anterior
En miles de pesos

	2004	2003
Variación de fondos		
Disponibilidades al inicio del período	379.002	105.973
Aumento (disminución) de los fondos	(24.734)	114.761
Disponibilidades al cierre del período	354.268	220.734
Causas de variación de los fondos en moneda homogénea		
Màs:		
Ingresos financieros cobrados	341.631	177.529
Ingresos por servicios cobrados	32.957	37.769
Menos:		
Egresos financieros pagados	304.129	364.437
Egresos por servicios pagados	12.743	11.821
Gastos de administración pagados	41.563	53.596
Fondos originados en las operaciones ordinarias	16.153	(214.556)
Otras causas de origen de fondos	435.665	711.786
Aumento neto de otras obligaciones por intermediación financiera	-	236.733
Aumento neto de depósitos	62.902	-
Aumento neto de otros pasivos	-	18.619
Disminución neta de titulos Publicos y privados	24.313	319.943
Disminución neta de préstamos	60.562	70.003
Disminución neta de Otros Creditos por Intermediación financiera	-	-
Disminución neta de otros activos	287.876	17.499
Otros orígenes de fondos	12	48.989
Total de orígenes de fondos	**451.818**	**497.230**
Otras causas de aplicación de fondos	476.552	381.591
Aumento neto de otros créditos por intermediación financiera	212.925	380
Disminución neta de depósitos	-	25.156
Disminución neta de otras obligaciones por intermediación financiera	187.682	-
Disminución neta de otros pasivos	75.945	-
Otras aplicaciones de fondos	-	356.055
Total de aplicaciones de fondos	476.552	381.591
Resultado Monetario generado por disponibilidades	-	878
Aumento (disminución) de los fondos	(24.734)	114.761

Las notas y anexos son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de mayo de 2004
PRICE WATERHOUSE & Co.

(Socio)

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

CUENTAS DE ORDEN

Correspondiente al período económico finalizado el 30/06/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

	2004	2003
DEUDORAS	11.649.491	11.170.476
Contingentes	8.174.770	7.571.703
Garantías recibidas	1.831.887	2.139.766
Otras no comp. en las normas de clasif. de deudores	4.016.837	5.037.020
Cuentas contingentes deudoras por contra	2.326.046	394.917
De control	3.116.211	3.592.719
Créditos clasificados irrecuperables	907.685	690.357
Otras	2.207.913	2.902.362
Cuentas de control deudoras por contra	613	-
De derivados	358.510	6.054
Valor "nocional" de opciones de compra tomadas	358.510	-
Cuentas de derivados deudoras por contra	-	6.054
ACREEDORAS	11.649.491	11.170.476
Contingentes	8.174.770	7.571.703
Créditos acordados (saldos no utilizados) comp. en las normas de clasif. de deudores (Anexos B, C y D)	5.661	2.098
Garantías otorgadas al BCRA	508.505	391.102
Otras garantías no comp. en las normas de clasif. de deudores	812.971	-
Cuentas contingentes acreedoras por contra	6.847.633	7.178.503
De control	3.116.211	3.592.719
Valores por acreditar	306	81
Otras	-	-
Cuentas de control acreedoras por contra	3.115.905	3.592.638
De Derivados	358.510	6.054
Valor "nocional" de opciones por compra lanzadas		6.054
Cuentas de derivados acreedoras por contra	358.510	-

Las notas y anexos son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

DETALLE DE TITULOS PUBLICOS Y PRIVADOS
Correspondiente al período económico finalizado el 30/06/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

Denominación	Identificación	Tenencia			Posición sin opciones	Opciones	Posición final
		Valor de mercado	Saldo según libros 30/06/2004	Saldo según libros 30/06/2003			
TITULOS PUBLICOS CON COTIZACION							
- Tenencias en cuentas de inversión							
Del País		106.310	110.633	877.293	110.633	-	110.633
En moneda extranjera		106.310	110.633	877.293	110.633	-	110.633
Boden 2012 - Bono Compensación	ARR6123=BA	51.829	50.937	778.828	50.937		50.937
Boden 2012 - Cancelación prestamos		54.481	59.696	98.465	59.696		59.696
Subtotal en cuentas de inversión		106.310	110.633	877.293	110.633	-	110.633
- Tenencias para operaciones de compra-venta o intermediación							
Del País		216.350	216.350	27.502	216.350	-	216.350
En pesos		167.906	167.906	27.502	167.906	-	167.906
Bonos del Tesoro mediano plazo 8.75% - 2002	BONTE 09/05/02	-	-	6	-	-	-
Bonos del Gobierno Nacional en pesos 2 % - 2007	BODEN 2007	24.949	24.949	730	24.949	-	24.949
Bonos del Gobierno Nacional en pesos 2 % - 2008	BODEN 2008	12.060	12.060	-	12.060	-	12.060
Bono Consolidación 4ta. Serie 2%	PRO XII	3.358	3.358	-	3.358	-	3.358

Guillermo C. Martínez
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha ... de ... de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

DETALLE DE TITULOS PUBLICOS Y PRIVADOS

Correspondiente al período económico finalizado el 30/06/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

Denominación	Identificación	Tenencia			Posición sin opciones	Opciones	Posición final
		Valor de mercado	Saldo según libros 30/06/2004	Saldo según libros 30/06/2003			
Bonos del Tesoro mediano plazo 12.125% -2005	ARTY05FD3=ME	164	164	198	164	-	164
Bonos del Tesoro mediano plazo 11.25% -2004	ARTY04FD3=ME	150	150	177	150	-	150
Bonos del Tesoro mediano plazo 8.755% -2002	ARTY02FD3=ME	319	319	359	319	-	319
Otros títulos públicos		2.581	2.581	3.425	2581	-	2.581
Letras del Banco Central Republica Argenticna	ARVEY43=BA	124 325	124 325	22.613	124.325	-	124.325
En moneda extranjera		48 444	48 444	-	48.444	-	48 444
Letras Externas de la República Argentina		34.549	34.549	-	34.549	-	34 549
BODEN 2012		13.895	13.895	-	13.895	-	13.895
Subtotal en compra-venta o intermediación		216 350	216 350	27 502	216 350	-	216 350
TOTAL DE TITULOS PUBLICOS CON COTIZACION		322.660	326.983	904.795	326.983	-	326.983
TITULOS PUBLICOS SIN COTIZACION							
Del País		-	164.946	96.749	164.946	-	164.946
En pesos		-	164.946	96.749	164.946	-	164.946
Bonos Nacionales y Provinciales		-	-	4.158	-	-	-
Bonos Garantizados del Gobierno Nacional		-	163.066	-	163.066		163.066
Bonos del Gobieno Nacional 9 %	ARD6A2FC3=BA	-	-	19.629	-	-	-
Certificado de Crédito Fiscal		-	1.880	5.327	1.880	-	1.880
Letras del Banco Central Republica Argenticna	ARVEY43=BA	-	-	67.635	-	-	-
En moneda extranjera		-	-	-	-	-	-
Bonos del Gobieno Nacional 9 %	ARARGE033233		-	-	-		-
Letras Externas de la República Argentina		-	-	-	-	-	-
Certificado de Crédito Fiscal			-	-	-	-	-
TOTAL DE TITULOS PUBLICOS SIN COTIZACION		-	164.946	96.749	164.946	-	164.946
INVERSIONES EN TITULOS PRIVADOS CON COTIZACION							
- Otros representativos de capital							
Del País		4.712	4.712	20.958	-	-	-
En pesos		4.712	4 712	20.958	-	-	-
Banco Hipotecario "D" Escritural	ARBHIPO 10161	-	-	2.465	-	-	-
Banco Hipotecario - Opciones.	ARBHI 10100194	-	-	30	-	-	-
CHA 1ra. Serie 2004		4 353	4.353	-	-	-	-
Acindar S.A.		-	-	3.320			
Aluar S.A.		-	-	577	-	-	-
Banco Francés		-	-	986			
Bansud S.A.		-	-	2.610			
Solvay Indupa S.A.I.C.		-	-	2.431	-	-	-
Molino Rio de la Plata		-	-	3.651	-	-	-
Perez Companc SA		-	-	378	-	-	-
Telecom S.A.		-	-	2.805			
Transportadora Gas del Sur		-	-	1.705			
Título de Deuda Fid. Tarjeta Shopping - 5ta. Serie		359	359	-	-	-	-
TOTAL DE INVERSIONES EN TITULOS PRIVADOS CON COTIZACION		4.712	4.712	20.958	-	-	-
TOTAL		327.372	496.641	1.022.502	491.929	-	491.929

Guillermo C. Martínez
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
SubGerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha ... de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (B)

CLASIFICACION DE LAS FINANCIACIONES POR SITUACION Y GARANTIAS RECIBIDAS

Correspondiente al periodo económico finalizado el 30/06/2004
Comparativo con igual periodo del ejercicio anterior
En miles de pesos

CARTERA COMERCIAL	2004	2003
En situación normal	**1.059.762**	**1.431.629**
Con garantías y contragarantías preferidas "B"	1.002	3.096
Sin garantías ni contragarantías preferidas	1.058.760	1.428.533
Con riesgo potencial	**1.410**	**242**
Con garantías y contragarantías preferidas "B"	1.410	242
Sin garantías ni contragarantías preferidas	-	-
Con problemas	171	-
Con garantías y contragarantías preferidas "B"	163	-
Sin garantías ni contragarantías preferidas	8	-
Con alto riesgo de insolvencia	1.212	10.046
Con garantías y contragarantías preferidas "B"	-	2.368
Sin garantías ni contragarantías preferidas	1.212	7.678
Irrecuperable	7.114	28.793
Con garantías y contragarantías preferidas "B"	153	8.198
Sin garantías ni contragarantías preferidas	6.961	20.595
Irrecuperable por disposición técnica	767	-
Con garantías y contragarantías preferidas "B"	-	-
Sin garantías ni contragarantías preferidas	767	-
TOTAL CARTERA COMERCIAL	1.070.436	1.470.710

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.

(Socio)

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

BANCO HIPOTECARIO

ANEXO (B)

Continuación

CLASIFICACION DE LAS FINANCIACIONES POR SITUACION Y GARANTIAS RECIBIDAS

Correspondiente al período económico finalizado el 30/06/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

CARTERA DE CONSUMO Y VIVIENDA	2004	2003
Cumplimiento normal	**1.549.260**	**1.571.670**
Con garantías y contragarantías preferidas "B"	1.446.098	1.502.766
Sin garantías ni contragarantías preferidas	103.162	68.904
Cumplimiento inadecuado	**132.654**	**183.897**
Con garantías y contragarantías preferidas "B"	123.090	176.566
Sin garantías ni contragarantías preferidas	9.564	7.331
Cumplimiento deficiente	**83.398**	**111.125**
Con garantías y contragarantías preferidas "B"	76.115	106.666
Sin garantías ni contragarantías preferidas	7.283	4.459
De difícil recuperación	**106.460**	**141.091**
Con garantías y contragarantías preferidas "B"	93.223	132.592
Sin garantías ni contragarantías preferidas	13.237	8.499
Irrecuperable	**184.243**	**263.572**
Con garantías y contragarantías preferidas "B"	73.173	186.079
Sin garantías ni contragarantías preferidas	111.070	77.493
Irrercuperable por disposición Técnica	**22.039**	**24.795**
Con garantías y contragarantías preferidas "B"	17.460	21.193
Sin garantías ni contragarantías preferidas	4.579	3.602
TOTAL CARTERA DE CONSUMO Y VIVIENDA	2.078.054	2.296.150
TOTAL GENERAL	3.148.490	3.766.860

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (C)

CONCENTRACION DE LAS FINANCIACIONES

Correspondiente al periodo económico finalizado el 30/06/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

Número de clientes	FINANCIACIONES			
	2004		2003	
	Saldo de deuda	% sobre cartera total	Monto	% sobre cartera total
10 mayores clientes	956.183	30,37%	1.337.980	35,52%
50 siguientes mayores clientes	119.299	3,79%	132.364	3,51%
100 siguientes mayores clientes	19.379	0,62%	21.228	0,56%
Resto de clientes	2.053.629	65,22%	2.275.288	60,41%
Total	3.148.490	100%	3.766.860	100%

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.

(Socio)

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (D)

APERTURA POR PLAZOS DE LAS FINANCIACIONES

Correspondiente al período económico finalizado el 30/06/2004

En miles de pesos

Concepto	Cartera vencida	Plazos que restan para su vencimiento						
		1 mes	3 meses	6 meses	12 meses	24 meses	más de 24 meses	Total
Sector público no financiero	7.694	12.380	1.870	3.256	24.747	32.157	668.349	750.453
Sector financiero	-	480	88	-	-	-	-	568
Sector privado no financiero y residentes en el exterior	49.125	213.986	74.352	46.341	83.336	157.835	1.772.494	2.397.469
Total	56.819	226.846	76.310	49.597	108.083	189.992	2.440.843	3.148.490

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.

(Socio)

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

DETALLE DE PARTICIPACIONES EN OTRAS SOCIEDADES

Correspondiente al período económico finalizado el 30/06/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

Concepto	Acciones y/o cuotas partes				Importe al 30/06/2004	Importe al 30/06/2003	Información sobre el emisor				
								Datos del último estado contable			
Denominación	Clase	Valor nominal unitario	Votos por acción	Cantidad			Actividad principal	Fecha de cierre del período/ejercicio	Capital Social	Patrimonio neto	Resultado del período/ejercicio
- **En Entidades Financieras, actividades complementarias y autorizadas**											
Controladas - del país											
- BACS Banco de Crédito y Securitización S.A.	ordinarias	1	1	43.750.000	78.843	74.547	Bancaria	30/06/2004	62.500	108.658	11.597
- BHN Sociedad de Inversión S.A.	ordinarias	1	1	17.999.920	40.222	31.581	Inversión	31/03/2004	18.000	40.226	917
(*) - V.R.Tasaciones y Certificaciones S.A.	ordinarias	1	1	200.000	-	-	Tasaciones y certificaciones	31/12/2000	200	s/d	s/d
Subtotal controladas - del país					119.065	106.128					
- **En Otras Sociedades**											
Controladas - del país											
- BHN Inmobiliaria S.A.	ordinarias	1	1	1.899.880	3.012	2.764	Intermed. oper. Inmobiliarias	31/12/2003	1.900	3.013	(132)
Subtotal controladas - del país					3.012	2.764					
No controladas - del país											
(*) - BHN Vida S.A.	ordinarias	1	1	120	-	-	Aseguradora	31/03/2004	5.112	6.528	326
(*) - BHN Seguros Generales S.A.	ordinarias	1	1	120	-	-	Aseguradora	31/03/2004	5.112	7.125	409
(*) - BHN Seguros de Crédito Hipotecario S.A.	ordinarias	1	1	120	-	-	Aseguradora	30/09/2003	12	106	3
- Mercado Abierto Electrónico S.A.	ordinarias	1.200	1	1	4	4	Merc. abierto de valores mob.	30/09/2003	1.361	4.092	1.886
- ACH S.A.	ordinarias	1	1	2.500	7	7	Comp. elect. de medios de pago	31/12/2001	250	1.835	384
(*) - V.R. Particulares S.A.	ordinarias	1	1	15.000	-	-	Administración de consorcios	31/12/2000	120	s/d	s/d
Subtotal no controladas - del país					11	11					
No controladas - del exterior											
- Mortgage.com Inc.	s/d	s/d	s/d	3.137.173	-	88	Internet	30/09/2002	13.333	6.932	(184)
Subtotal no controladas - del exterior					-	88					
Total de participaciones en otras sociedades					122.088	108.991					

(*) VALOR DE PARTICIPACIÓN EN PESOS

- BHN Vida S.A.	120
- BHN Seguros Generales S.A.	120
- BHN Seguros de Crédito Hipotecario S.A.	120
- V.R. Tasaciones y Certificaciones S.A.	1
- V.R. Particulares S.A.	1

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.

(Socio)

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

MOVIMIENTO DE BIENES DE USO Y BIENES DIVERSOS

Correspondiente al periodo económico finalizado el 30/06/2004
Comparativo con igual periodo del ejercicio anterior
En miles de pesos

Concepto	Valor residual al inicio del período	Incorpora-ciones	Transferen-cias	Bajas	Pérdidas por desvaloriza-ción	Depreciaciones del período		Valor residual al cierre del período 30/06/2004	Valor residual al cierre del período 30/06/2003
						Años de vida útil asignados	Importe		
BIENES DE USO									
- Inmuebles	84.908		(2.120)			50	911	81.877	79.695
- Mobiliario e Instalaciones	6.378	106				10	858	5.626	7.143
- Maquinas y equipos	1.566	31				5	369	1.228	1.945
- Equipos de computación	2.562	1.668				3	1.175	3.055	3.202
- Vehículos	0					5	0	0	0
- Diversos	193	22				5	45	170	159
Total	**95.607**	**1.827**	**(2.120)**				**3.358**	**91.956**	**92.144**
BIENES DIVERSOS									
- Obras en Curso	0	4.203					-	4.203	0
- Obras de Arte y Piezas de Colección	195						-	195	195
- Bienes dados en alquiler	5.808					50	68	5.740	6.314
- Bienes tomados en defensa del crédito	0	4.658		980			15	3.663	0
- Otros bienes diversos	25.191		2.120	12.634		50	215	14.462	34.073
Total	**31.194**	**8.861**	**2.120**	**13.614**			**298**	**28.263**	**40.582**

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha 9 de agosto de 2004
PRICE WATERHOUSE & Co.

(Socio)

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

DETALLE DE BIENES INTANGIBLES

ANEXO (G)

Correspondiente al período económico finalizado el 30/06/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

Concepto	Valor residual al inicio del período	Incorpora-ciones	Transferen-cias	Bajas	Pérdidas por desvalori-zación	Amortizaciones del período		Valor residual al cierre del período 30/06/2004	Valor residual al cierre del período 30/06/2003
						Años de vida útil asignados	Importe		
Gastos de organización y desarrollo	1.969	1.852	-		-	5/3	-	3.821	3.712
Total	1.969	1.852	-	-	-		-	3.821	3.712

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
9 de agosto de 2004
PRICEWATERHOUSE & Co.

(Socio)

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Banco Hipotecario

ANEXO (H)

CONCENTRACION DE LOS DEPOSITOS

Correspondiente al periodo económico finalizado el 30/06/2004
Comparativo con igual periodo del ejercicio anterior
En miles de pesos

Número de clientes	2004		2003	
	Saldo de Deuda	% sobre cartera total	Saldo de Deuda	% sobre cartera total
10 mayores clientes	93.573	50,29%	47.550	44,07%
50 siguientes mayores clientes	13.333	7,17%	7.019	6,50%
100 siguientes mayores clientes	7.235	3,89%	4.888	4,53%
Resto de clientes	71.937	38,65%	48.449	44,90%
Total	186.078	100%	107.906	100%

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.

(Socio)

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

APERTURA POR PLAZOS DE LOS DEPOSITOS, OTRAS OBLIGACIONES POR INTEMEDIACION FINANCIERA Y OBLIGACIONES NEGOCIABLES SUBORDINADAS

Correspondiente al período económico finalizado el 30/06/2004
En miles de pesos

Concepto	Plazos que restan para su vencimiento						
	1 mes (*)	3 meses (*)	6 meses (*)	12 meses (*)	24 meses (*)	más de 24 meses (*)	Total
Depósitos	177.024	8.983	66	5	-	-	186.078
- Depósito a Plazo Fijo	92.790	8.983	66	5	-	-	101.844
- Cajas de Ahorro	51.763	-	-	-	-	-	51.763
- Cuentas Corrientes	17.955	-	-	-	-	-	17.955
- Otros Depósitos	14.516	-	-	-	-	-	14.516
Otras obligaciones por intermediación financiera (OOIF)	287.611	84.201	11.872	25.832	105.576	4.888.153	5.403.245
- Banco Central de la República Argentina							
Otros	2.053	4.122	6.226	25.832	33.580	2.108.117	2.179.930
- Bancos y organismos internacionales							
Facilidades Garantizadas en pesos	-	11.200	-	-	9.784	48.922	69.906
Facilidades Garantizadas en dólares		26.735	-	-	24.156	120.729	171.620
Facilidades Largo Plazo - Tasa Flotante			41			17.822	17.863
Facilidades Largo Plazo - Tasa Fija			187			74.316	74.503
- Obligaciones negociables no subordinadas							
EMTN Serie III	2.517	-	-	-	-	-	2.517
GMTN Serie I	46.295	-	-	-	-	-	46.295
GMTN Serie IV	2.030	-	-	-	-	-	2.030
GMTN Serie VI	2.697	-	-	-	-	-	2.697
GMTN Serie XVI	40.180	-	-	-	-	-	40.180
GMTN Serie XVII	3.388	-	-	-	-	-	3.388
GMTN Serie XXII	850	-	-	-	-	-	850
GMTN Serie XXIII	27.591	-	-	-	-	-	27.591
GMTN Serie XXIV	24.644	-	-	-	-	-	24.644
GMTN Serie XXV	25.164	-	-	-	-	-	25.164
Bono Garantizado en dólares	-	42.144	-	-	38.056	190.198	270.398
Bono Largo Plazo en dólares	-	-	3.091	-	-	1.333.661	1.336.752
Bono Largo Plazo en euros	-	-	2.327	-	-	994.388	996.715
- Otros							
Otros	110.202	-	-	-	-	-	110.202
Total	464.635	93.184	11.938	25.837	105.576	4.888.153	5.589.323

(*) La exposición de los presentes importes se efectúan de acuerdo con claúsulas contractuales.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

MOVIMIENTO DE PREVISIONES

Correspondiente al período económico finalizado el 30/06/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

Detalle	Saldos al comienzo del ejercicio	Aumentos en moneda homogénea	Disminuciones en moneda homogénea		Saldos al final del período 30/06/2004	Saldos al final del período 30/06/2003
			Desafectaciones	Aplicaciones		
REGULARIZADORAS DEL ACTIVO						
Préstamos						
Por riesgo de incobrabilidad y desvalorización (a)	419.608	-		92.850	326.758	518.422
Otros créditos por Intermediación Financiera						
Por riesgo de incobrabilidad y desvalorización (b)	30.129	10.603	-	-	40.732	27.999
Créditos diversos						
Por riesgo de incobrabilidad y desvalorización (c)	21.433	3.215	-	969	23.679	32.320
Total	471.170	13.818	-	93.819	391.169	578.741
DEL PASIVO						
Otras contingencias (d)	287.279	18.708	-	104.852	201.135	156.191
Compromisos eventuales (e)	-	-	-	-	-	50
Total	287.279	18.708	-	104.852	201.135	156.241

a) POR RIESGO DE INCOBRABILIDAD DE PRESTAMOS : Se originan en el análisis del riesgo de incobrabilidad de la cartera de préstamos efectuada por el Banco, que contempla las normas establecidas por el Banco Central de la República Argentina y estimaciones realizadas durante el período según lo indicado en Notas 11 y 12.

b) POR RIESGO DE INCOBRABILIDAD DE OTROS CREDITOS POR INTERMEDIACION FINANCIERA: Refleja la eventual incobrabilidad de créditos hipotecarios cedidos en fideicomiso pendiente de titulización.

c) POR RIESGO DE INCOBRABILIDAD DE CREDITOS DIVERSOS: Se constituyó para cubrir eventual incobrabilidad de créditos diversos.

d) OTRAS CONTINGENCIAS: Es utilizada al efecto de previsionar resultados contingentes por juicios, honorarios mandatarios judiciales, ciertos gastos relacionados con la reestructuración administrativa encarada por el Banco y posibles contingencias por apreciación en el valor de las acciones - STAR - (ver Nota 1.)
Asimismo el saldo al 30/06/2004 y al 30/06/2003 comprende la reserva por siniestros pendientes, de acuerdo a Normas de la Superintendencai de Seguros de la Nación.

e) POR COMPROMISOS EVENTUALES: El saldo incluye el riesgo de incobrabilidad que surge de la evaluación del grado de cumplimiento de los beneficiarios de saldos no utilizados.

Véase nuestro informe de fecha 9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

COMPOSICION DEL CAPITAL SOCIAL

Correspondiente al período económico finalizado el 30/06/2004
En miles de pesos

Acciones			Capital Social					
Clase	Cantidad	Votos por acción	Emitido		Pendiente de emisión o distribución	Asignado	Integrado	No integrado
			En circulación	En cartera				
Ordinarias Escriturales	150.000.000	(1)	1.500.000 (2)	-	-	-	1.500.000	-
Total			1.500.000	-	-	-	1.500.000	-

(1) Ver Nota 8 a los Estados Contables.
(2) Ver Nota 37 a los Estados Contables

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha 9 de agosto de 2004
PRICE WATERHOUSE & Co.

(Socio)

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (L)

SALDOS EN MONEDA EXTRANJERA

Correspondiente al período económico finalizado el 30/06/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

RUBROS	Casa matriz y sucursales en el país	Total del período al 30/06/2004	Total del período (por moneda)		Total del período al 30/06/2003
			U$S	EUROS	
ACTIVO					
Disponibilidades	280.558	280.558	202.290	78.268	138.737
Títulos públicos y privados	159.077	159.077	159.077	-	899.906
Préstamos	54.530	54.530	54.530	-	335.433
Otros créd. por interm. financiera	3.488.441	3.488.441	2.864.032	624.409	2.516.982
Participación en otras sociedades	-	-	-	-	88
Créditos diversos	802.867	802.867	801.987	880	29
Partidas pend. de imputación	-	-	-	-	1.135
Total	4.785.473	4.785.473	4.081.916	703.557	3.892.310
PASIVO					
Depósitos	43	43	43	-	140
Otras obligaciones por interm. financ.	3.703.878	3.703.878	2.639.404	1.064.474	3.578.614
Obligaciones diversas	1.287	1.287	1.287	-	588
Partidas pend. de imputación	742	742	742	-	12
Total	3.705.950	3.705.950	2.641.476	1.064.474	3.579.354
CUENTAS DE ORDEN					
DEUDORAS (excepto cuentas deudoras por contra)	447.782	447.782	89.210	358.572	24.789
Contingentes	86.079	86.079	86.079	-	21.984
De control	3.193	3.193	3.131	62	2.805
De derivados	358.510	358.510	-	358.510	-
ACREEDORAS (excepto cuentas acreedoras por contra)	756.071	756.071	756.071	-	-
Contingentes	756.071	756.071	756.071	-	-
De control	-	-	-	-	-
De derivados	-	-	-	-	-

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ANEXO (N)

ASISTENCIA A VINCULADOS

Correspondiente al período económico finalizado el 30/06/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

Concepto / Situación	Normal	Riesgo potencial/ cumplim. inadec.	Con problemas/ cumplim. deficiente		Con alto riesgo de insolvencia /de dif.recup.		Irrecuperable	Irrecup. Por disp. Técnica	Total	
			No vencida	Vencida	No vencida	Vencida			30/06/2004	30/06/2003
1.Préstamos										
- Hipotecarios y prendarios	330	-	-	-	-	-	60	-	390	1.241
Con garantías y contragarantías preferidas "B"	330	-	-	-	-	-	60	-	390	1.241
2.Participación en otras sociedades	122.077	-	-	-	-	-	-	-	122.077	108.892
Total	122.407	-	-	-	-	-	60	-	122.467	110.133
Previsiones	3	-	-	-	-	-	47	-	50	192

Guillermo C. Martínz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Subgerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.

(Socio)

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

1. PLAN INTEGRAL DE REESTRUCTURACION DE DEUDA FINANCIERA

Debido a los adversos cambios de significativa materialidad ocurridos durante el año 2002 en el país (Nota 2) y en especial la incidencia de los mismos en el sistema financiero, el Directorio del Banco decidió, con fecha 15 de agosto de 2002, iniciar un proceso de reestructuración de su deuda correspondiente a los siguientes capitales: i) Obligaciones negociables emitidas en el exterior por aproximadamente miles de pesos 2.849.254 y ii) Préstamos recibidos de bancos y otras entidades del exterior por aproximadamente miles de pesos 889.551, ambas cifras al 31 de diciembre de 2003.

En función de tal proceso de reestructuración y con la intención de brindar un tratamiento equitativo a los distintos acreedores involucrados, se decidió igualmente postergar, a partir del 16 de agosto de 2002, el pago de servicios de capital, interés y cualquier otro concepto vinculado a la deuda de que se trata, hasta tanto la misma fuese exitosamente reestructurada. Tal situación fue informada al BCRA, Comisión Nacional de Valores (CNV) y Bolsa de Comercio de Buenos Aires con fecha 16 de agosto de 2002.

Con fecha el 14 de agosto de 2003, el Banco efectuó el lanzamiento de la Oferta para todas sus series de obligaciones negociables, la que en términos generales consistía en:

Ofrecer a los tenedores de obligaciones negociables la oportunidad de canjear sus tenencias existentes denominadas en dólares o en euros por nuevas obligaciones negociables en dólares o en euros, respectivamente, con el mismo valor nominal y vencimiento en el año 2013 ("Oferta a la par").

En la Oferta a la par, se ofrecía canjear obligaciones negociables existentes por: i) obligaciones negociables a largo plazo por un 90% del valor nominal de las notas presentadas, más ii) obligaciones negociables a largo plazo por un valor nominal igual al 10% del valor nominal de las notas presentadas, si dichas presentación es efectuada antes del 15 de septiembre de 2003, más iii) efectivo como compensación por intereses impagos entre el 16 de agosto de 2002 y el 15 de septiembre de 2003.

Aquellos tenedores de obligaciones negociables que participen en la Oferta a la par podrían participar de la segunda oferta a realizarse en forma simultanea. En esta segunda oferta se podría escoger entre una opción de pago en efectivo ("Oferta en efectivo") y una opción por nuevas obligaciones negociables con garantía y un plazo menor ("Oferta con garantía").

En la Oferta de efectivo, se ofrecía la opción de canjear las obligaciones negociables a largo plazo recibidas en la Oferta a la par por un monto en efectivo igual a un 45% del valor nominal de dichas notas más un pago en efectivo por concepto de intereses impagos.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

En la Oferta con garantía, se ofrecía la opción de canjear las obligaciones negociables a largo plazo recibidas en la Oferta a la par por nuevas obligaciones negociables con garantía fiduciaria por un valor nominal equivalente al 70% del valor nominal de las notas recibidas en la Oferta a la par, más un pago en efectivo por concepto de intereses impagos. La garantía consistía en la constitución de un fideicomiso integrado por BODENs y préstamos garantizados por al menos el 110% del monto nominal de las nuevas obligaciones negociables con garantía a emitirse. Las obligaciones negociables también darían derecho a recibir un pago contingente por apreciación en el valor de las acciones del Banco ("StARS"). Las StARS podrán ser abonadas en efectivo, en acciones clase D o mediante una combinación de ambos solo al momento del vencimiento de las obligaciones negociables garantizadas y conforme el método de valuación previsto en la Oferta. Las StARS no serán separables de las obligaciones negociables garantizadas.

El Banco también invitó a los acreedores de su deuda sujeta a reestructuración a suscribir y ejecutar un Acuerdo Preventivo Extrajudicial ("APE"), sujeto a que las ofertas se completasen exitosamente y más del 75% de los acreedores del banco (incluyendo la condición de que el APE fuese aprobado por al menos el 66,6% de cada clase de acreedores afectada) aprobasen ejecutar dicho acuerdo. El Banco pretende peticionar su firma y homologación judicial.

La Oferta presentada, la solicitud para modificar ciertas cláusulas legales de las obligaciones negociables existentes, la solicitud del APE, así como la reestructuración de la deuda bancaria (en términos sustancialmente iguales a la oferta hecha a los tenedores de notas), formaron parte del plan integral de reestructuración implementado por el Banco (ver Nota 42).

La Oferta estuvo sujeta a ciertas limitaciones y varias condiciones, incluyendo el monto disponible para las Ofertas en efectivo y el monto a emitir de las nuevas obligaciones con garantía. El Banco se comprometió a destinar hasta un máximo de miles de US$ 60.000 para la Oferta en efectivo y a emitir un máximo de miles de US$ 300.000 de nuevas obligaciones negociables con garantía. Los acreedores bancarios también podrían participar de la Oferta en efectivo y la Oferta con garantía.

A su vez, la Oferta estaba condicionada, entre otras cosas a la reestructuración de la deuda bancaria (con un mínimo de 90% de participación) y al logro de una participación de al menos el 90% de las obligaciones negociables existentes.

Las nuevas obligaciones negociables no se registrarían en los Estados Unidos de Norteamérica.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

Finalmente, con fecha 29 de diciembre de 2003 venció la recepción de ofertas al canje, aceptando el Banco todos los títulos existentes ofrecidos válidamente ante el cumplimiento de las condiciones para las ofertas de canje del Banco y la reestructuración simultanea de la totalidad de su deuda pendiente de pago con los acreedores bancarios. Con fecha 14 de enero se efectuó la liquidación de la misma.

El monto de capital total final de títulos existentes al 29 de diciembre de 2003 ofrecido válidamente fue de miles de pesos 2.662.242, que representan aproximadamente 93% del monto del capital total de los títulos existentes a dicha fecha en circulación. De los montos finales válidamente ofrecidos, aproximadamente 77% (miles de pesos 2.060.861) optó por recibir títulos a largo plazo, aproximadamente 7% (miles de pesos 168.054) optó por recibir efectivo, aproximadamente 16% (miles de pesos 433.325) optó por recibir títulos garantizados.

De los miles de pesos 889.551 en monto de capital total de deuda bancaria existente pendiente al 29 de diciembre de 2003, el 100% participó en la reestructuración simultanea de la misma. De los montos que participaron, aproximadamente 20% (miles de pesos 187.403) optó por recibir préstamos a largo plazo, aproximadamente 10% (miles de pesos 98.354) optó por recibir efectivo, y aproximadamente 70% (miles de pesos 607.956) optó por recibir préstamos garantizados.

El siguiente cuadro muestra los montos y porcentajes de lo títulos existentes ofrecidos válidamente para el canje por serie:

Títulos existentes denominados en dólares

Serie	Descripción	Monto de Capital Total Pendiente	Monto de Capital Total Ofrecido	Porcentaje del Monto Pendiente Ofrecido
Serie I	Titulos al 10% con vencimiento el 17 de abril de 2003	US$ 297.460.000	US$ 282.459.000	95,0%
Serie III	Titulos al 10,625% con vencimiento el 7 de agosto de 2006	US$ 13.108.000	US$ 12.371.000	94,4%
Serie IV	Titulos al 13% con vencimiento el 3 de diciembre de 2008	US$ 4.810.000	US$ 3.900.000	81,1%

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

Serie	Descripción	Monto de Capital Total Pendiente	Monto de Capital Total Ofrecido	Porcentaje del Monto Pendiente Ofrecido
Serie VI	Títulos al 12,25% con vencimiento el 15 de marzo de 2002	US$ 7.598.000	US$ 6.756.000	88,9%
Serie XVI	Títulos al 12,625% con vencimiento el 17 de febrero de 2003	US$ 125.000.000	US$ 113.729.000	91,0%
Serie XXIV	Títulos al 9% con vencimiento el 15 de marzo de 2005	US$ 114.311.750	US$ 105.744.950	92.5%
	Total	**US$ 562.287.750**	**US$ 524.959.950**	**93,4%**

Títulos existentes denominados en euros

Serie	Descripción	Monto de Capital Total Pendiente	Monto de Capital Total Ofrecido	Porcentaje del Monto Pendiente Ofrecido
Serie XVII	Títulos al 9% con vencimiento el 27 de marzo de 2002	€ 1.815.000	€ 1.079.000	59,4%
Serie XXII	Títulos al 8,75% con vencimiento el 18 de octubre de 2002	€ 3.713.000	€ 3.471.000	93,5%
Serie XXIII	Títulos al 10,75% con vencimiento el 6 de febrero de 2004	€ 150.000.000	€ 137.702.000	91,8%
Serie XXV	Títulos al 8% con vencimiento el 15 de junio de 2005	€ 170.829.200	€ 163.020.530	95,4%
	Total	**€ 326.357.200**	**€ 305.272.530**	**93,5%**

Guillermo G. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

Los montos mencionados en las tablas anteriores incluyen miles de US$ 29.342, equivalente a miles de pesos 86.061, de monto de capital total de los títulos existentes en poder del Banco.

Deuda Bancaria denominada en Dólares

Facilidad	Monto de Capital Total Pendiente	Monto de Capital Total Ofrecido	Porcentaje del Monto Pendiente Ofrecido
Préstamo IFC	US$ 25.000.000	US$ 25.000.000	100%
Préstamo USCP	US$ 102.500.000	US$102.500.000	100%
Préstamo OPIC	US$ 81.736.187	US$ 81.736.187	100%
Derivados	US$ 10.106.316	US$ 10.106.316	100%
Total	**US$ 219.342.503**	**US$ 219.342.503**	**100%**

Deuda Bancaria denominada en Pesos

Facilidad	Monto de Capital Total Pendiente	Monto de Capital Total Ofrecido	Porcentaje del Monto Pendiente Ofrecido
Préstamo Sindicado	$ 105.000.000	$ 105.000.000	100%
Acuerdo de Facilidades Citibank	$ 120.028.503	$120.028.503	100%
Derivados	$ 21.191.004	$ 21.191.004	100%
Total	**$ 246.219.507**	**$ 246.219.507**	**100%**

Con fecha 14 de enero de 2004, el Banco entregó los siguientes montos totales de nuevos títulos y efectivo en canje por lo títulos existentes ofrecidos válidamente.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

Nuevos títulos

Descripción	CUSIP	ISIN	Monto de Capital
Títulos denominados en dólares estadounidenses con vencimiento en 2013	P1330H AZ 7	USP1330HAZ75	US$ 410.904.357
Títulos denominados en euros con vencimiento en 2013	-	XS0175068971	€ 256.217.734
Títulos garantizados con vencimiento en 2010	P1330H BA 1	USP1330HBA 16	US$ 107.940.529

Nueva Deuda Bancaria

Descripción	Vencimiento	Monto de Capital
Facilidad Garantizada en pesos	2010	$ 214.173.726
Facilidad Garantizada en dólares	2010	US$ 86.333.149
Facilidad Largo Plazo tasa fija en dólares	2013	US$ 50.315.764
Facilidad Largo Plazo tasa flotante en dólares	2013	US$ 13.578.941

Pagos en efectivo

Descripción	Montos en dólares estadounidenses	Montos en euros
Pagos por la oferta de compra	US$ 30.935.637,90	€ 8.746.155,57
Pagos realizados en reemplazo de intereses devengados e impagos	US$ 34.182.964,99	€ 11.497.458,11

Además de efectuar los pagos con relación a la oferta de compra en efectivo, en la fecha de liquidación, el Banco realizó dos pagos en reemplazo de intereses devengados e impagos. El primer pago corresponde a los intereses que hubieran devengado los títulos existentes desde el 16 de agosto de 2002 hasta el 15 de septiembre de 2003 a la tasa del 3% anual. El segundo pago corresponde a los intereses que hubieran devengado los nuevos títulos desde el 15 de septiembre de 2003 hasta la fecha

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

de liquidación, considerando lo nuevos títulos como emitidos el 15 de septiembre de 2003. Dichos intereses se calcularon a las tasas de interés aplicables a los nuevos títulos de conformidad con lo descripto en el prospecto y el suplemento de precios emitido por el Banco con fecha 8 de diciembre de 2003, en relación con las ofertas.

En base a los montos finales ofrecidos válidamente en la oferta, y en la reestructuración simultánea de la deuda bancaria existente del Banco no se aplicó ningún factor de prorrateo a la elección de efectivo ni a la elección de deuda garantizada.

Al 31 de diciembre de 2003, el Banco ha registrado: i) el impacto positivo por quitas de capital en el rubro Ingresos Financieros, en las líneas "Resultado reestructuración obligaciones negociables" y "Resultado reestructuración préstamos financieros", por miles de pesos 231.998 y 254.404, respectivamente, ii) la disminución de intereses devengados en el ejercicio 2003 regularizando el rubro Egresos Financieros por miles de pesos 209.280, iii) la disminución de intereses correspondientes al ejercicio 2002 en el rubro Utilidades Diversas por miles de pesos 88.016 y; iv) la constitución de una previsión de pasivo por miles de pesos 59.271 por la cláusula de Stock Appreciation Right ("StARS") comprendida en la emisión de ON y facilidades garantizadas a mediano plazo.

De conformidad con los compromisos asumidos, se constituyó un fideicomiso bajo la ley Argentina mediante un Contrato de Fideicomiso celebrado entre el Banco y ABN AMRO Bank NV, sucursal Argentina, transfiriendo el Banco como fiduciante con fecha 24 de diciembre de 2003, los correspondientes BODEN 2012 y Préstamos Garantizados del Gobierno Nacional. El Fideicomiso mantendrá los citados activos para beneficio de los tenedores de títulos de deuda garantizadas y deuda financiera garantizada. El único objeto del Fideicomiso es garantizar el pago de intereses y capital adeudados respecto de la deuda financiera reestructurada garantizada, conformando sus activos exclusivamente BODEN, títulos garantizados por el gobierno y el producido derivado de los mismos. (ver Nota 43).

Con posterioridad al 14 de enero de 2004, fecha de liquidación de la operación de canje, el Banco continuó efectuando canjes de obligaciones negociables a tenedores que se adhirieron a la oferta en forma tardía. Al 30 de junio de 2004 dichos canjes alcanzaron en valor nominal miles de US$ 5.250 y miles de Euros 8.126.

A la fecha de los presentes estados contables intermedios, el Banco ha honrado el vencimiento de la primera cuota de amortización de la Deuda Garantizada, el que se efectuó el 3 de agosto de 2004. (ver Nota 43.2.).

Guillermo C. Martinez
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.

(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

2. COYUNTURA ECONOMICA Y SOCIAL ARGENTINA

Durante el año 2003 se ha observado una evolución favorable de la situación económica de la República Argentina, interrumpiéndose así un ciclo de recesión económica que había comenzado en la segunda mitad de 1998, acentuada a fines de 2001 y en la primera mitad de 2002, destacándose un proceso de recuperación de algunos indicadores económicos, aún en niveles bajos, disminución de las tasas de interés y de estabilización del mercado de cambios. El sistema financiero recompuso gradualmente su liquidez, registrando un incremento en el nivel de depósitos, al tiempo que ciertas líneas de préstamos han comenzado a mostrar tasas de crecimiento.

A pesar del cambio de tendencia mencionado precedentemente, todavía subsiste un marco que tiene como indicadores altos niveles de desempleo y endeudamiento externo (tanto público como privado) y un nivel de riesgo país superior a los niveles promedio habituales de los países emergentes, continuando afectada la capacidad del Gobierno Nacional para cumplir con sus obligaciones.

Es necesario destacar que será determinante el curso que tomen las negociaciones que se están llevando a cabo con los acreedores de la deuda pública sujeta a reestructuración, ya que el avance en este proceso permitirá reducir la incertidumbre y aclarar el horizonte fiscal de los próximos años.

El 6 de enero de 2002, el Gobierno Nacional sancionó la Ley 25561 (Ley de emergencia pública y reforma del régimen cambiario) que implicó un profundo cambio del modelo económico vigente hasta ese momento, y que incluyó la Ley de Convertibilidad sancionada en marzo de 1991. Con posterioridad, el Gobierno Nacional anunció nuevas medidas económicas que se instrumentaron a través de diferentes disposiciones legales, que afectaron significativamente el negocio bancario y el régimen cambiario. Asimismo, los cambios en la situación económica hicieron que el Gobierno Nacional continúe tomando resoluciones que reglamentan y modifican las medidas iniciales citadas.

A continuación se enumeran las principales medidas adoptadas por el Gobierno Nacional y que tuvieron efecto sobre la actividad bancaria y en particular sobre este Banco.

Régimen Cambiario

Mediante Decreto 260 (Régimen cambiario), se estableció a partir del 11 de febrero de 2002 un mercado único y libre de cambios por el cual se cursarán todas las operaciones de cambio de divisas extranjeras las que serán realizadas al tipo de cambio que sea libremente pactado de acuerdo con los requisitos que establezca el Banco Central de la República Argentina (BCRA). La Comunicación "A" 3471, complementarias y modificatorias, estableció la reglamentación necesaria para la regulación de dicho mercado.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

El BCRA mediante comunicado de prensa N° 48001 informó las regulaciones vigentes en materia cambiaria al 30 de junio de 2004.

Préstamos en moneda extranjera

De acuerdo con la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias, los préstamos otorgados por el sistema financiero argentino en dólares estadounidenses u otra moneda extranjera fueron convertidos a pesos conforme a las siguientes pautas: (i) al Sector Privado no Financiero a la paridad de $1,00 por dólar estadounidense o su equivalente en otra moneda extranjera, (ii) al Sector Público no Financiero a la paridad de $1,40 por dólar estadounidense o su equivalente en otra moneda extranjera y (iii) al Sector Financiero a la paridad de $1,40 por dólar estadounidense o su equivalente en otra moneda extranjera. Dichas medidas contemplaron la aplicación a los préstamos otorgados al Sector Privado no Financiero y Sector Público no Financiero, a partir del 3 de febrero de 2002, del coeficiente de estabilización de referencia (CER) que tiende a reflejar la variación en el índice de precios al consumidor y de una tasa de interés reducida de acuerdo con la naturaleza de la operación.

Por Decreto 762/02 y Ley 25713, el Poder Ejecutivo modificó la reglamentación expuesta en el párrafo anterior, exceptuando de la aplicación del CER a todos aquellos préstamos otorgados a personas físicas por entidades financieras que se enumeran seguidamente: (i) préstamos que tengan como garantía hipotecaria la vivienda única, familiar y de ocupación permanente, originariamente convenidos hasta la suma de 250.000 dólares estadounidenses u otra moneda extranjera y transformados a pesos, (ii) préstamos personales, con o sin garantía hipotecaria originariamente convenidos hasta la suma de dólares estadounidenses doce mil u otra moneda extranjera y transformados a pesos y (iii) los préstamos personales con garantía prendaria originariamente convenidos hasta la suma de dólares estadounidenses treinta mil u otra moneda extranjera y transformados a pesos. A partir del 1 de octubre de 2002 las obligaciones de pago contempladas precedentemente se actualizan en función de la aplicación del Coeficiente de Variación Salarial (CVS) que publica el Instituto Nacional de Estadísticas y Censos (INDEC).

Mediante Ley 25796, se dispuso eliminar la aplicación del CVS a partir del 1° de abril de 2004.

Depósitos en moneda extranjera

La Ley 25561 y el Decreto 214/02 determinaron que todos los depósitos nominados en dólares u otra moneda extranjera en el sistema financiero sean convertidos a pesos a la relación $1,40 por dólar estadounidense. A su vez, dispone que las entidades financieras cumplan con su obligación devolviendo pesos. Esos depósitos se les aplicará el CER y una tasa de interés mínima.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

Posteriormente, mediante los Decretos 905/02, 1836/02 y 2167/02 se otorgó la posibilidad a los titulares de depósitos, de optar por canjear los mismos por un menú de títulos públicos en pesos y moneda extranjera otorgando el BCRA asistencias a las entidades financieras para afrontar el citado canje.

Finalmente, por Decreto 739/03, el Poder Ejecutivo posibilitó a los titulares de depósitos constituidos originalmente en dólares estadounidenses y que fueran pesificados a solicitar a las entidades financieras la cancelación total o parcial de sus depósitos o certificados, de acuerdo con un cronograma estipulado en virtud del monto original de la imposición.

Concursos y quiebras

Con fecha 14 de febrero de 2002 se promulgó la Ley 25563 (Concursos y Quiebras) que declara la emergencia productiva y crediticia originada en la situación de crisis por la que atraviesa el país, hasta el 10 de diciembre de 2003.

Con fecha el 15 de mayo de 2002, el Congreso Nacional sancionó la Ley 25589 de Reforma de la Ley de Quiebras, cuyos principales puntos son los siguientes:

- Restituye el mecanismo establecido en el articulo 48 de la Ley 24522, que les permite a los acreedores adquirir el paquete accionario de la sociedad deudora, fijando condiciones tendientes a evitar la subvaluación de los patrimonios.

- Para determinar el valor de la empresa se incorporan variables que no tienen que ver únicamente con el balance contable, como por ejemplo marca y posicionamiento en el mercado.

- El plazo de ejecuciones se suspende por 180 días corridos, contados a partir de la vigencia de la citada ley.

- Se reduce el período de exclusividad, teniendo el deudor de 90 a 120 días para efectuar ofertas a los acreedores, en lugar de los 180 días que preveía la ley anterior.

- Respecto de las homologaciones, los jueces podrán cancelar un acuerdo si lo consideran abusivo para alguna de las partes.

- Acuerdo Preventivo Extrajudicial (APE): El deudor que se encontrare en cesación de pagos o en dificultades económicas o financieras de carácter general, puede celebrar un acuerdo con sus acreedores, Acuerdo Preventivo Extrajudicial (APE), y someterlo a homologación judicial. Por efecto de la homologación quedan suspendidas todas las

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.

(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

acciones de contenido patrimonial contra el deudor. El acuerdo homologado produce efectos respecto de todos los acreedores.

Sistema de refinanciación hipotecaria

Con fecha 6 de noviembre de 2003, mediante Ley 25798, reglamentada por Decreto Nro. 1284/03, se dispuso:

- la creación de un sistema de refinanciación para deudores hipotecarios, que prevé que un fondo fiduciario estatal se haga cargo de las obligaciones de los deudores que hayan tomado montos de hasta pesos 100.000 para todo tipo de préstamos que tengan como garantía la vivienda única y de habitación permanente, que hayan entrado en mora entre el 1° de enero de 2001 y el 11 de septiembre de 2003;

- la creación de una unidad de reestructuración que tiene por objeto el análisis de los mutuos que resulten elegibles en los términos de la presente ley, excepto en la mora, y que hayan sido concertados con anterioridad a la vigencia de la convertibilidad del Austral dispuesta por la Ley 23928.

Medidas cautelares

Como consecuencia de las medidas adoptadas por el Gobierno Nacional se han presentado una importante cantidad de demandas ante la justicia contra el Estado Nacional y entidades financieras, reclamando en devolución sus depósitos en moneda de origen, dado que los mismos violan derechos constitucionales. A la fecha se desconoce el resultado final y el monto de dichas demandas.

Conversión de Deuda Pública Provincial

Mediante Decreto 1579/02, el Poder Ejecutivo dispuso que el Fondo Fiduciario para el Desarrollo Provincial asumiera las deudas provinciales instrumentadas en la forma de Títulos Públicos, Letras del Tesoro o Préstamos. A su vez este Fondo, a través del Banco de la Nación Argentina, en su carácter de fiduciario, emitiera Bonos Garantizados para ofrecerlos en pago de las deudas que mantienen las provincias con entidades bancarias y financieras.

Unidad de Reestructuración del Sistema Financiero

Mediante Decreto 1262 del 22 de mayo de 2003, el Poder Ejecutivo dispuso la creación de la Unidad de Reestructuración del Sistema Financiero, la que tendrá por objeto definir la estrategia de reestructuración del sistema financiero. A la fecha de los presentes estados contables, el Banco ha cumplimentado los requerimientos solicitados por dicha Unidad.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.

(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

Gabinete de Coordinación de Regulación y Supervisión Financiera

Mediante Decreto 476 del 20 de abril de 2004, el Poder Ejecutivo dispuso la creación del Gabinete de Coordinación de Regulación y Supervisión Financiera, el que tendrá como objetivos velar por la estabilidad financiera sistémica, eficientizar la intermediación financiera y proteger a los consumidores de los servicios financieros.

Los impactos generados por estas circunstancias sobre la situación patrimonial y financiera de la Entidad al 30 de junio de 2004 se reconocieron de acuerdo con las normas establecidas por el BCRA y con las mejores estimaciones realizadas por la Gerencia de la Entidad. A la fecha de emisión de los presentes estados contables intermedios, no es posible prever la evolución futura de la situación económica nacional ni sus consecuencias sobre la posición económica y financiera del Banco. En consecuencia, los presentes estados contables deben ser leídos a la luz de estas circunstancias.

3. COMPENSACIONES DEL GOBIERNO NACIONAL A ENTIDADES FINANCIERAS

3.1. PESIFICACIÓN ASIMÉTRICA

Mediante Decreto 905, el Gobierno Nacional dispuso la emisión de "Bonos Compensatorios del Gobierno Nacional" para compensar a las entidades financieras los efectos patrimoniales negativos generados por la transformación a pesos, a diferentes relaciones de cambio, de los créditos y obligaciones denominados en moneda extranjera conforme a lo establecido por la Ley 25561, el Decreto 214 y sus normas modificatorias o complementarias y para cubrir la diferencia negativa en la posición neta entre activos y pasivos denominados en moneda extranjera resultante de su transformación a pesos conforme lo establecido por las normas precedentemente referidas.

El Poder Ejecutivo facultó al Banco Central de la República Argentina a determinar el procedimiento para compensar a cada entidad financiera, siendo reglamentado, hasta el presente, por el ente rector mediante Comunicación "A" 3650, "A" 3721 y "B" 7564 complementarias y modificatorias.

Mediante Comunicación "A" 4074, el BCRA dispuso la rectificación de la información requerida en los términos de la Comunicación "A" 3825, con el fin de contemplar los efectos producidos por el reintegro de excesos de conversión a pesos dispuesto por Comunicación "A" 4043.

Con fecha 19 de febrero de 2004, el Banco recibió del BCRA nota (Sírvase citar: 316/21/04), mediante la cual detallan observaciones a efectuar al cálculo de la compensación presentado por la Entidad.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

El 3 de marzo de 2004, el Banco Hipotecario SA aprobó mediante Resolución de Directorio, la rectificación de la información exigida por el BCRA, la que fue comunicada al Ente Rector el 4 de marzo de 2004 y presentándose el respectivo cálculo el día 22 de marzo.

Finalmente el 23 de julio de 2004, se presentó al BCRA la información adecuada a lo dispuesto por la Comunicación "A" 4122, la cual incluía recomendaciones efectuadas por el Ministerio de Economía de la Nación.

En consecuencia, como conclusión del proceso descripto precedentemente, el Banco cumplimentó el requerimiento informativo de los artículos 28 y 29 del Decreto 905 - Compensación a Entidades Financieras, utilizando para su confección la normativa vigente y criterios particulares, ejerciendo las siguientes opciones:

- Compensación Bono del Gobierno Nacional en US$ 2012 (art. 29 inc. b, c y d): bono compensatorio - diferencia entre activos y pasivos pesificados a $1,00 por el diferencial del tipo de cambio $ 0,40, convertido a $1,40 por dólar estadounidense -: miles de US$ 381.011,93.

- Cobertura Bono del Gobierno Nacional en US$ 2012 (art. 29 inciso e). Bono cobertura – diferencia entre activos y pasivos en dólares estadounidenses, neto del bono compensatorio: miles de US$ 812.697,22.

En septiembre de 2002 el BCRA acreditó miles de US$ 344.050 en BODEN 2012, quedando en resguardo de emisión la diferencia con respecto al derecho de compensación solicitado.

A efectos de los presentes estados contables, se han registrado: i) en el rubro Títulos Públicos y Privados – Tenencias en cuentas de inversión – los BODEN 2012 acreditados por el BCRA, ii) en Otros Créditos por Intermediación Financiera - Compensación a recibir del Gobierno Nacional - En Moneda Extranjera - el derecho a percibir los bonos compensación y cobertura, iii) en Créditos Diversos – Depósitos en Garantía - bonos entregados en garantía de Obligaciones Negociables y facilidades a Bancos garantizadas, y iv) en Otras Obligaciones por Intermediación Financiera - Banco Central de la República Argentina - Otros, la obligación a asumir en contrapartida del Bono Cobertura.

Como consecuencia del proceso de reestructuración de deuda financiera denominada en moneda extranjera y la falta de conclusión del proceso de compensación del Gobierno Nacional por pesificación asimétrica dispuesto por el Decreto 905/02, el Banco se encuentra transitoriamente desfasado en el cómputo de la posición global neta en moneda extranjera. Dicha situación fue comunicada oportunamente al BCRA.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

3.2. INDEXACIÓN ASIMÉTRICA

Mediante Ley 25796, reglamentada por Decreto 117/04 se estableció un mecanismo de compensación a las entidades financieras de los efectos generados por la aplicación, sobre algunos de sus activos, del Coeficiente de Variación Salarial (CVS), y sobre algunos de sus pasivos, del Coeficiente de Estabilización de Referencia (CER).

El monto a compensar surgirá de la cartera de préstamos que quedan comprendidos en el Decreto 762/02 y la ley 25713, por vida promedio y entidad financiera, neta de previsiones y un factor de recobrabilidad que se establece en el 5% de dicha cartera. El monto a compensar será el que resulte de considerar, respecto de la base mencionada por la entidad financiera, la diferencia entre la evolución del Coeficiente de Estabilización de Referencia (CER) más la tasa del 2% y el Coeficiente de Variación Salarial, si fuera aplicable al período correspondiente más la tasa aplicable según la normativa vigente.

En caso que dicha diferencia sea positiva el Estado Nacional deberá colocar el bono a las entidades financieras a un valor técnico igual a esa diferencia. En caso de que la diferencia sea negativa, las entidades financieras deberán restituir al Estado Nacional los "Bonos del Gobierno Nacional en pesos a tasa variable 2013" por el monto de dicha diferencia.

El artículo 12 del decreto 117/04 establece que el mecanismo de compensación descripto será asimismo de aplicación respecto de las carteras de créditos que hayan sido originadas por entidades financieras, y luego cedidas a fideicomisos hasta el 31 de enero de 2002, en cuyo caso el mecanismo será de aplicación respecto de las entidades financieras que sean tenedoras, a dicha fecha, de títulos de deuda o de certificados de participación del fideicomiso respectivo, por hasta el monto de la cartera originada y cedida.

Teniendo en cuenta las normativas enunciadas precedentemente, el Banco tomó la decisión de registrar al cierre del ejercicio finalizado el 31 de diciembre de 2003, miles de pesos 49.642 por su cartera propia y miles de pesos 32.003 de préstamos cedidos a fideicomisos en el rubro "Otros Créditos por Intermediación Financiera". Siguiendo un criterio conservador, los importes detallados fueron estimados contemplando la evolución de la compensación por el ejercicio 2004, aplicando al efecto el CER y CVS esperado para dicho período.

El BCRA, mediante Comunicación "A" 4114, resolvió que las entidades financieras debian manifestar su adhesión hasta el 30 de abril al régimen de compensación instaurado, incorporando ciertos aspectos de incertidumbre en cuanto a la metodología del cálculo de la compensación en cuestión, específicamente en cuanto al cálculo de la vida promedio ponderada (punto 1.a.d.) y el alcance de la hipótesis prevista en el primer párrafo del artículo 4° del Anexo II del Decreto 117/04.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

Con fecha 22 de abril de 2004 las distintas asociaciones que agrupan a las entidades financieras, compartiendo la incertidumbre que generan las reglamentaciones emitidas, remitieron sendas notas al Ministerio de Economía y al BCRA requiriendo que se clarifique el procedimiento que utilizará el Gobierno para el cálculo de la compensación que nos ocupa, a cuyo fin solicitaron entre otros aspectos, la necesidad de disponer explícitamente la metodología de cálculo y la forma en que se determina la fecha de cese de la compensación, según lo establece el artículo 4° del Anexo II del Decreto 114/04, elementos necesarios para evaluar la conveniencia o no de la adhesión al régimen.

Con fecha 29 de abril de 2004, el BCRA emitió la Comunicación "A" 4131, mediante la cual dispuso prorrogar por 15 días corridos contados a partir del momento en que el Ministerio de Economía y Producción se expida acerca de las consultas que le fueran efectuadas por las asociaciones que nuclean a las distintas entidades financieras, por nota del 22 de abril de 2004, la fecha de adhesión al régimen dispuesta por Comunicación "A" 4114.

El 3 de mayo de 2004 se publicó en el Boletín Oficial la Resolución N° 302/04 del Ministerio de Economía y Producción, mediante la cual se aprobó la metodología de cálculo a ser utilizada por la Secretaría de Finanzas para la determinación de la cantidad de "Bonos del Gobierno Nacional en pesos a tasa variable 2013" a entregar a las entidades financieras que adhieran al Régimen de compensación creado por la Ley 25796.

Mediante nota N° 194 de fecha 18 de mayo de 2004, el Banco ha informado su no adhesión a este régimen, manifestando ante el BCRA, su voluntad de ser compensado por los efectos patrimoniales negativos que se deriven de la aplicación del CVS a ciertos activos pesificados y la asimétrica aplicación del CER a ciertos pasivos, haciendo expresa reserva de sus derechos de pleno resarcimiento.

El Banco ha encarado en el presente ejercicio, a partir de la reestructuración de su deuda financiera, una política de minimizar incertidumbres y riesgos provenientes de su exposición al Sector Público producidos a partir del contexto económico adverso iniciado a fines del año 2001, debido a la falta de certeza y precisión en las reglamentaciones de políticas de compensación a entidades financieras emanadas del Gobierno Nacional, y sus posibles implicancias patrimoniales para la Entidad. A tal efecto, el Banco ha desafectado los derechos emanados de la Ley 25796, registrados con imputación a Pérdidas Diversas por miles de pesos 51.645 y aplicación de previsiones previamente constituidas por miles de pesos 30.000. No obstante la situación descripta, se ha registrado como contingencia positiva en cuentas de orden los efectos de la compensación por indexación asimétrica, reservando los derechos que le asisten a ser resarcido por los perjuicios ocasionados por las normas de orden general en virtud de las cuales se ha aplicado sobre algunos activos, el Coeficiente de Variación Salarial (CVS), y sobre algunos pasivos, el Coeficiente de Estabilización de Referencia (CER) y por cualquier otro tipo de compensación patrimonial que pudiera surgir.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.

(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

3.3.REINTEGROS POR EXCESOS DE SALDOS NO CONVERTIDOS

Con fecha 5 de enero de 2004 el Banco cumplimentó el régimen informativo dispuesto por Comunicación "A" 4043 y complementarias, mediante el cual, BCRA resolvió reintegrar, o en su caso solicitar, a las entidades financieras, por exceso (defecto) de conversión y ajuste de saldos no convertidos, originados en la conversión a pesos de saldos de cuentas corrientes en moneda extranjera abiertas en el BCRA y de la cuenta "Requisitos Mínimos de Liquidez" abierta en el Deutsche Bank NY, dispuesto por Decreto 214/02 y complementarias.

El Banco solicitó oportunamente por tal concepto miles de pesos 5.189, los que fueron depositados por el BCRA el 24 de marzo de 2004, más los correspondientes intereses devengados.

4. TRATAMIENTO ASISTENCIAS OTORGADAS POR EL BCRA

Mediante resolución N° 213/02, el Directorio del Banco Central de la República Argentina requirió al Banco Hipotecario S.A. la presentación de un Plan de Regularización y Saneamiento en los términos del artículo 34 de la ley de Entidades Financieras N° 21526 y modificatorias, el cuál debe contemplar la adopción de medidas necesarias para recomponer la posición de liquidez de la entidad.

Con fecha 17 de abril de 2002, el Banco presentó al Banco Central de la República Argentina el plan de Regularización y Saneamiento.

El 21 de agosto de 2002 se presentaron al Banco Central nuevas proyecciones financieras e informaciones complementarias que contemplaron los cambios en el contexto económico posteriores al 17 de abril de 2002; la variación entre los saldos reales y los proyectados al 31 de mayo de 2002; el estado de las refinanciaciones de los vencimientos del año 2002; el estado de la renegociación comprensiva de los pasivos en el segundo semestre de 2002 (reestructuración de deuda), la síntesis de las proyecciones financieras modificadas, y la reposición de las sumas adeudadas al BCRA, según lo referido en el considerando 9 de la Resolución N° 213/02 del Directorio de esa Institución.

Por resolución N° 227 del 29 de mayo de 2003, el Directorio del BCRA le solicitó al Banco Hipotecario SA la reformulación del Plan de Regularización y Saneamiento vigente, a fin de que contemple la adecuación de las proyecciones de liquidez y la adopción de las medidas necesarias para salvaguardar su solvencia.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

El 18 de junio de 2003, el Banco presentó al Ente Rector la reformulación solicitada, en la cuál se expusieron los siguientes puntos: i) avances en las gestiones tendientes a la reestructuración de deuda externa, ii) peticiones para cancelar asistencias mediante la afectación de BODEN 2012 recibidos de deudores hipotecarios, iii) plan de reducción de gastos, iv) adhesión al procedimiento establecido por el art. 8 del Decreto 739/03 para la cancelación de dicha asistencia, con la alternativa prevista en el art. 3 del Decreto 1262/03 y v) ciertos análisis sobre los estados contables al 31de diciembre de 2002.

Mediante Decreto 739/03, del Poder Ejecutivo y Comunicación "A" 3941 del BCRA, se dispuso que las entidades financieras que lo soliciten procederán a la cancelación de los saldos de redescuentos y adelantos vigentes a la fecha del citado Decreto y concedidos en el marco del artículo 17 de la Ley 24144 y sus modificatorias, en un plazo máximo de 70 cuotas.

Posteriormente, el Poder Ejecutivo emitió el Decreto 1262/03, estableciendo que podrán modificarse las condiciones de amortización de los redescuentos, ampliando el plazo máximo hasta ciento veinte (120) cuotas, las que deberán ser equivalentes cada una a un porcentaje no inferior al 0.40% del capital ajustado.

Con fecha 11 de septiembre de 2003, reformulado el 4 de febrero de 2004, el Banco presentó al BCRA un cronograma de cancelación de su deuda, que en concepto de redescuento, se mantiene con el Ente Rector, de conformidad con lo preceptuado por el artículo 3° del Decreto N° 1262/03, así como también un plan de transformación y reorganización para fortalecer la eficiencia y viabilidad del Banco.

Dicho cronograma fue elaborado partiendo de los saldos de redescuentos y adelantos otorgados por el BCRA al 28 de marzo de 2003, alcanzando a la citada fecha a miles de pesos 391.101, afectando como garantía de las asistencias brindadas, Préstamos Garantizados, que considerados a su valor técnico conservan un aforo no inferior al 125%. En la citada presentación, se contempla la cancelación de la deuda en un plazo máximo de 89 meses contados a partir del mes de marzo de 2004.

Mediante Resolución N° 3 del 5 de febrero de 2004, la Unidad de Reestructuración del Sistema Financiero autorizó al BCRA a modificar las condiciones de amortización de las asistencias establecidas en el inciso b) del artículo 9 del Decreto 739/03, adecuadas por el Banco de conformidad con el cronograma en el párrafo anterior.

A la fecha de cierre de los presentes estados contables intermedios, el Banco ha honrado los vencimientos de capital e intereses, de acuerdo con el cronograma mencionado (Nota 5).

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.

(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

5. EXPOSICION AL SECTOR PUBLICO

El Banco mantiene registrado en sus estados contables activos con el Sector Público que alcanzan miles de pesos 4.709.644, de acuerdo con el siguiente detalle:

a) Títulos Públicos por miles de pesos 491.929, de los cuales miles de pesos 452.287 corresponden a nuevos instrumentos emitidos por el Gobierno Nacional que no se encuentran sujetos al proceso de reestructuración (BODEN 2012 miles de pesos 124.528, BODEN 2007 miles de pesos 24.949, BODEN 2008 miles de pesos 12.060, BOCON PRO 12 miles de pesos 3.358, BOGAR miles de pesos 163.066, LEBAC miles de pesos 124.325).
b) Préstamos Garantizados del Gobierno Nacional por miles de pesos 608.216, siendo el origen de los mismos, el canje de títulos públicos dispuesto por Decreto 1387/01, aceptados por cancelación de préstamos hipotecarios en situación irregular y adquiridos en el mercado. Los mismos se encuentran contabilizados en el rubro Préstamos.
c) Préstamos al sector público provincial y municipal por miles de pesos 142.237.
d) Derechos a recibir BODEN 2012 (cobertura y compensación) de acuerdo con los artículos 28 y 29 del Decreto 905/02 por miles de pesos 2.609.349.
e) Créditos Diversos por miles de pesos 857.913, correspondientes a los activos transferidas al fideicomiso que garantiza los bonos y facilidades garantizadas provenientes del canje de deuda, de los cuales corresponden a Préstamos Garantizados del Gobierno Nacional por miles de pesos 59.835 y BODEN 2012 por miles de pesos 759.843, y Préstamos Garantizados del Gobierno Nacional por miles de pesos 1.739 y BODEN 2012 depositados en garantía de la operación de swap de moneda por miles de pesos 36.496.

Por otra parte, los pasivos hacia el BCRA registrados al 30 de junio de 2004, alcanzan a miles de pesos 2.179.917, siendo las acreencias relacionadas con: i) adelantos y redescuentos por razones de iliquidez refinanciados incluidos en el matching dispuesto por Decreto 1262/02 por miles de pesos 399.679 y adelantos para suscribir BODEN 2012 de acuerdo con los artículos 28 y 29 del Decreto 905/02 por miles de pesos 1.780.238.

Tal como se menciona en la Nota 4, de acuerdo con lo dispuesto por el Decreto 1262/03, la Unidad de Reestructuración del Sistema Financiero autorizó al BCRA a modificar las condiciones de amortización de las asistencias otorgadas oportunamente de acuerdo al cronograma presentado. A través del procedimiento descripto en las citadas disposiciones, se han afectado en garantía de ésta obligación, tenencia de préstamos garantizados y dichas asistencias se amortizarán con el producto del cobro de los mencionados activos. La vida promedio de los préstamos garantizados afectados en garantía es superior al plazo solicitado de refinanciación de los citados adelantos.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.

(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

El Banco tiene la intención de afectar la cartera de activos del sector público descriptos precedentemente con excepción de lo títulos transferidos al fideicomiso constituido como garantía de las Facilidades Garantizadas citadas en la Nota 1, en garantía a la aplicación del adelanto para financiar la suscripción de bonos cobertura, tal como lo indica el artículo 29 del Decreto 905/02.

Por otra parte, el Decreto 905/02, prevé en su artículo 17 que cada entidad financiera tendrá derecho a precancelar total o parcialmente los adelantos recibidos para la suscripción de bonos, utilizando para ello, la totalidad o en su caso, la parte equivalente de los activos afectados en garantía tomados al valor en que se encontraban registrados al momento de otorgarse el adelanto, con más su devengamiento hasta la fecha de su cancelación, menos lo efectivamente cancelado, en el supuesto de falta de pago de capital o intereses por el Estado Nacional por un plazo superior a 30 días de la fecha de vencimiento respectiva, de los bonos previstos en el capítulo II (BODEN) o de los títulos indicados en los incisos b) y c) del artículo 15 (préstamos garantizados y BOGAR).

Adicionalmente, mediante Comunicación "A" 4084 del 30 de enero de 2004, el BCRA resolvió que los activos entregados en garantía de adelantos otorgados para la suscripción de los bonos previstos en el Decreto 905/02, ratificado por el artículo 71 de la Ley 25827, podrán excluirse del tratamiento de valuación contable a valor presente, técnico o teórico (ver Notas 9.4. y 9.5.) a opción definitiva de las entidades, por parte o por el total de los adelantos, atento las previsiones del artículo 17 del mencionado Decreto, en cuyo caso serán registrados por el valor admitido a los fines de la constitución de garantías.

Atento a lo descripto precedentemente, la alta exposición del Banco al Sector Público Nacional, debe ser contemplada a la luz de los pasivos contraidos con el BCRA.

6. PLAN DE NEGOCIOS Y PROYECCIONES

Dentro del marco de la normalización del sistema financiero y de la adecuación de las entidades al régimen de capitales mínimos, el BCRA emitió la Comunicación "A" 4027, mediante la cual requirió a las entidades financieras, el desarrollo de un plan de negocios y proyecciones por el período de doce meses posteriores al 30 de septiembre de 2003.

Con fecha 31 de octubre de 2003, el Banco presentó ante el Ente Rector la información solicitada, siendo los objetivos fijados oportunamente cumplidos a entera satisfacción, entre los que se destacan:

- Recuperación de la estabilidad financiera y fortalecimiento de la posición de liquidez.

    1) Cierre de la Oferta de Canje de Deuda Bancaria y por Obligaciones Negociables.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.

(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

2) Reprogramación asistencias del BCRA: el 5 de febrero de 2004 la Unidad de Reestructuración del Sistema Financiero autorizó al BCRA a extender el vencimiento de la deuda de Banco Hipotecario al plazo requerido de 89 meses.
3) Obtención de compensaciones del Gobierno Nacional.(nota 3.1.).

- Maximización del valor actual de la cartera de créditos.

    1) Concentración de esfuerzos en la administración del portfolio actual de créditos.
    2) Mejora de los ratios de cobranza.
    3) Reestructuración de créditos en mora pesada.

- Eficiencia y competitividad operativa.

    1) Continua optimización de recursos y reducción de costos reasignando personal a tareas de cobranza y recupero de cartera.
    2) Mantenimiento de la escala.

- Recomposición de la operatoria de intermediación financiera y de prestación de servicios.

- Fortalecimiento de la solvencia patrimonial

- Minimización de riesgos de descalce de tasas, plazos y moneda.

Con fecha 10 de marzo de 2004, el BCRA emitió la Comunicación "A" 4111, mediante la cual se rediseñó el plan de negocios y proyecciones a presentar por las entidades financieras, llevando el plazo de las mismas a 24 meses a partir del 31 de diciembre de 2003.

El Plan de Negocios para el período 2004 – 2006, presentado ante el BCRA el 19 de abril de 2004, se concentra en el desarrollo de negocios orientados a una banca universal construida sobre la actual franquicia del negocio hipotecario, según el siguiente esquema de objetivos y metas:

1) Desarrollo de nuevos productos y servicios.

    a) Ofrecer servicios de Banca Comercial.

        - Préstamos al consumo.
        - Préstamos corporativos.
        - Financiamiento estructurado.
        - Comercio Exterior.
        - Banca transaccional minorista.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

b) Apalancamiento sobre la solvencia del Banco.

- Depósitos minoristas.
- Adquisición de operaciones, tecnología y redes.

c) Posicionamiento para capturar market share.

d) Incrementar ingresos de negocios relacionados con el crédito hipotecario.

- Nuevos seguros vinculados a la vivienda.
- Actividades de servicing de cartera de terceros.
- Financiamiento estructurado para proyectos de construcción.
- Nuevas estructuras de créditos hipotecarios.

2) Utilizar una franquicia financiera propia auto suficiente.

e) Continuar esfuerzos para mejorar ratios de cobranza.

f) Continuar con la política de reducción de costos y mejoras en eficiencias.

Con fecha 26 de abril de 2004, se presentó ante la Unidad de Reestructuración del Sistema Financiero, la reformulación y rectificación del Plan de Transformación y reorganización (Decreto 1262/03). Dicha información fue presentada en concordancia con la presentación realizada el 19 de abril de 2004 ante el BCRA, en el marco de la Comunicación "A" 4111.

7. SISTEMA DE REFINANCIACIÓN HIPOTECARIA - LEY 25798.

El 22 de junio de 2004 el Banco manifestó su adhesión al Sistema de Refinanciación Hipotecaria y certificó que la cantidad de mutuos elegibles incluidos en el Sistema ascendía a 13.225 por un importe total de miles de pesos 218.335, comprendiendo miles de pesos 193.619 el monto a refinanciar a febrero de 2004 de acuerdo a los términos de la Ley 25798 - Capítulo I. Simultáneamente First Trust of New York National Association, fiduciario del Fideicomiso BHN Master Mortgage Trust, manifestó su adhesión al Sistema certificando 228 mutuos elegibles incluidos por un importe total de miles de pesos 6.297, comprendiendo miles de pesos 6.239 el monto a refinanciar a febrero de 2004 de acuerdo con los términos de la Ley 25798.. Dichos créditos fueron titulizados, y el beneficiario total del producido de los mismos es Banco Hipotecario SA.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

Una vez perfeccionado el sistema previsto en la Ley, el Banco tendrá derecho a percibir bonos emitidos por el fiduciario por: i) 60% de los montos impagos títulos con vencimiento el 1 de noviembre de 2006 y ii) 40% restante títulos con vencimiento el 1 de noviembre de 2014.

A efectos de los presentes Estados Contables intermedios el Banco no ha registrado contablemente los derechos adquiridos provenientes de la implementación del presente sistema.

8. BANCO HIPOTECARIO SOCIEDAD ANONIMA

La Ley 24855, sancionada el 2 de julio de 1997, promulgada por el Poder Ejecutivo Nacional (PEN) mediante Decreto 677 del 22 de julio de 1997 y el Decreto reglamentario 924/97 declaró al Banco Hipotecario Nacional "sujeto a privatización" en los términos de la Ley 23696 y dispuso que el PEN proceda a su transformación en sociedad anónima. La nueva Entidad que surja de esta transformación actuará bajo la denominación "Banco Hipotecario Sociedad Anónima" y como banco comercial bajo el régimen de la Ley 21526 y sus modificatorias y reglamentarias y continuará, con los alcances previstos en la normativa, con los derechos y obligaciones de su predecesor.

La Ley 24855 y su Decreto reglamentario disponen que Banco Hipotecario Sociedad Anónima deberá atender por un plazo de 10 años a partir de la promulgación de la ley, entre otras, las actividades de financiación de la construcción y/o adquisición de viviendas en todo el territorio nacional. Además deberá mantener líneas de crédito destinadas a la financiación de la construcción de viviendas en pequeñas localidades del país por un monto equivalente al 10% del total de créditos que otorgue para la construcción.

Banco Hipotecario Sociedad Anónima cuenta con un capital social de miles de pesos 1.500.000, totalmente suscripto e integrado, representado por 150.000.000 de acciones ordinarias escriturales clases A, B, C y D de valor nominal $10 cada una y un voto por acción, con excepción del derecho especial de voto múltiple previsto para las acciones Clase D determinado en su estatuto social.

Con fecha 2 de febrero de 1999 el Banco de la Nación Argentina, en su carácter de fiduciario del Fideicomiso de Asistencia al Fondo Fiduciario Federal de Infraestructura Regional, efectuó la oferta pública combinada de 42.000.000 acciones Clase D ordinarias y 270.000 opciones, representando cada una de estas últimas el derecho a la compra de 100 acciones, debiendo los inversores adquirir una cantidad mínima de acciones clase D para poder ser adjudicatarios de las opciones. Dicho derecho expiró el 2 de febrero de 2004.

Se colocaron en el mercado local de capitales, con la autorización de la Comisión Nacional de Valores de la República Argentina, 13.616.606 acciones Clase D y 61.289 opciones y en el mercado internacional de capitales conforme a la Norma 144A bajo la Securities Act de 1933 de los Estados

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Unidos de América, 28.383.394 ADSs (Acciones Depositadas en Custodia), cada una representativa de una acción Clase D y 208.711 opciones.

Como consecuencia de la conclusión del plazo para el ejercicio de las opciones indicadas precedentemente, con fecha 2 de febrero de 2004 ciertos tenedores de las mismas adquirieron 17.909.500 de acciones clase D.

9. BASES DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

Los presentes estados contables han sido preparados de acuerdo con normas contables establecidas por el BCRA mediante Circular CONAU 1, complementarias y modificatorias.

Los estados contables de la entidad predecesora, Banco Hipotecario Nacional, han sido ajustados por inflación conforme a las pautas descriptas en la Comunicación "A" 551 del Banco Central de la República Argentina hasta el ejercicio cerrado el 31 de diciembre de 1994 y preparados de acuerdo con las normas establecidas por Circular CONAU 1. A partir del 1° de enero de 1995, y de acuerdo con la autorización conferida por la Resolución 388 de la Superintendencia de Entidades Financieras y Cambiarias del Banco Central de la República Argentina, se discontinuó la aplicación del ajuste por inflación de los estados contables hasta el 31 de diciembre de 2001. A partir del 1 de enero de 2002, y como consecuencia de la aplicación de la Comunicación "A" 3702, basada en la derogación de toda norma legal y reglamentaria que impedía la reexpresión de saldos contables a moneda de cierre, el Banco reanudó la aplicación del ajuste por inflación, siguiendo el método de reexpresión establecido por la Resolución Técnica Nro. 6 de la Federación Argentina de Consejos Profesionales en Ciencias Económicas (FACPCE) utilizando el coeficiente de ajuste derivado del índice de precios internos al por mayor publicado por el Instituto Nacional de Estadísticas y Censos (INDEC). Asimismo, se ha considerado que las mediciones contables por el cambio en el poder adquisitivo de la moneda entre el 31 de diciembre de 1994 y 2001, se encuentran expresadas en moneda de esta última fecha.

Con fecha 25 de marzo de 2003, el Poder Ejecutivo Nacional emitió el Decreto 664 que establece que los estados contables de ejercicios que cierran a partir de dicha fecha sean expresados en moneda nominal. En consecuencia, y de acuerdo con la Comunicación "A" 3921 del BCRA, se discontinuó la reexpresión de los estados contables a partir del 1 de marzo de 2003.

El Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires aprobó las Resoluciones Técnicas N° 16 "Marco conceptual de las normas contables profesionales"; N° 17 "Normas contables profesionales: desarrollo de cuestiones de aplicación general"; N° 18 "Normas contables profesionales: desarrollo de algunas cuestiones de aplicación particular", N° 19 "Modificaciones a las Resoluciones Técnicas N° 4, 5, 6, 8, 9, 11 y 14", N° 20 "Instrumentos derivados y

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.

(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

operaciones de cobertura" y N° 21 "Valor patrimonial proporcional - Consolidación de estados contables - Información a exponer sobre partes relacionadas", a través de sus Resoluciones C 238/01, C 243/01, C 261/01, C 262/01, C 187/02 y M 5/03, respectivamente. Las mencionadasResoluciones Técnicas y las modificaciones incorporadas, entraron en vigencia para los ejercicios iniciados a partir del 1 de julio de 2002, excepto la última citada cuya fecha de vigencia es el 1 de abril de 2003. A la fecha de emisión de los presentes estados contables el BCRA no ha adoptado estas Resoluciones Técnicas.

Los principales criterios de exposición y valuación seguidos para su preparación, se describen a continuación:

9.1. Activos y pasivos en moneda extranjera

Se han valuado al tipo de cambio de referencia del dólar estadounidense difundido por el BCRA o en el caso de tratarse de monedas distintas, se convirtieron a dólar estadounidense utilizando los tipos de pase comunicados por la mesa de operaciones del BCRA, vigentes al cierre de las operaciones del último día hábil de los períodos finalizados el 30 de junio de 2004 y 2003.

9.2. Activos en oro y otros metales preciosos

Las tenencias de oro y plata han sido valuadas utilizando la última cotización cierre vendedor registrada en el mercado de Londres, en dólares estadounidenses, neto de los gastos directos de venta y convertidos a pesos al tipo de cambio de referencia del dólar estadounidense difundido por el BCRA vigente al cierre de las operaciones del último día hábil de los períodos finalizados el 30 de junio de 2004 y 2003.

Atento lo dispuesto mediante Comunicación "A" 2290 del BCRA, las tenencias de plata han sido incluidas en el rubro Disponibilidades teniendo en cuenta que: i) cuentan con un valor de mercado que surge de cotizaciones diarias de transacciones relevantes y ii) son amonedados o conforman "barras de buena entrega" de acuerdo con la normativa contemplada por el Ente Rector.

9.3. Devengamiento de intereses y ajustes de capital (CER y CVS)

El devengamiento de intereses para la totalidad de las operaciones activas y ciertas operaciones pasivas, en moneda nacional y en moneda extranjera y cuyo lapso de vigencia supere los noventa y dos días se ha efectuado siguiendo el método exponencial, interrumpiéndose el devengamiento de intereses para préstamos cuya mora supera los noventa días.

Guillermo C. Martínez
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
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(Socio)
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Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

Los ajustes de capital por aplicación del CER y CVS fueron devengados de acuerdo con normas emitidas por el BCRA, interrumpiéndose el devengamiento de los mismos para préstamos cuya mora supera los noventa días .

9.4. Títulos públicos y privados

Con cotización - Del país y del exterior:

Los títulos clasificados en las cuentas de "Tenencias para operaciones de compra-venta o intermediación" e "Inversiones en títulos privados con cotización" se han valuado de acuerdo al valor de cotización al último día de operaciones del período.

Los Bonos del Gobierno Nacional BODEN en US$ 2012 clasificados en las cuentas de "Tenencias en cuentas de inversión" se han incorporado por su valor técnico, de acuerdo con los considerandos establecidos en la Comunicación "A" 3785. Al fin de cada período se acrecientan en función de los intereses devengados según las condiciones de emisión. El nuevo saldo en moneda extranjera se convierte a pesos según el tipo de cambio de referencia publicado por el BCRA.

Los Bonos del Gobierno Nacional BODEN recibidos en dación en pago de titulares de préstamos hipotecarios, de acuerdo con lo establecido por Decreto 905/02, han sido valuados a su poder cancelatorio de asistencias recibidas del BCRA, esto es a $1.40 más CER.

Los títulos públicos nacionales originalmente emitidos en moneda extranjera y bajo legislación local, han sido pesificados a la relación $1,40 por dólar estadounidense, de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias.

Los títulos públicos nacionales originalmente emitidos en moneda extranjera no alcanzados por la pesificación, se encuentran registrados a su valor contable al 31 de diciembre de 2003.

Sin cotización - Del país:

Los títulos clasificados en las cuentas de "Títulos públicos sin cotización" se encuentran valuados al valor de costo más las actualizaciones y rentas devengadas pendientes de cobro.

Se encuentran registrados "Bonos Garantizados" emitidos por el Fondo Fiduciario para el Desarrollo Provincial recibidos en el marco del Decreto N° 1579/02, Resolución 539/02 del Ministerio de Economía y normas complementarias. Los mismos han sido valuados a valor presente de acuerdo con los lineamientos expresados en la Comunicación "A" 3911, complementarias y modificatorias.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
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Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

9.5. Préstamos

La cartera de préstamos en situación regular y cuya mora no supere los noventa días se encuentra valuada por los capitales efectivamente prestados, más los intereses capitalizados, netos de amortizaciones de capital percibidas y reconsideraciones de saldos de deuda, más ajustes (CER y CVS, en los casos que corresponda) e intereses devengados a cobrar y deducida la previsión estimada para cubrir riesgos de incobrabilidad.

A efectos de los presentes estados contables se denominan Préstamos Pre-91 a aquellos originados con anterioridad al 1° de abril de 1991 o créditos individuales provenientes de operaciones globales iniciadas con anterioridad a dicha fecha y Préstamos Post-91 a todos aquellos créditos originados con posterioridad a la fecha señalada.

Los préstamos garantizados se valuaron hasta el 28 de febrero de 2003, de acuerdo al origen de los mismos, como: i) recibidos por el canje de títulos públicos nacionales, de acuerdo con lo establecido por el Decreto 1387/01, a la relación establecida por el Ministerio de Economía (valor nominal más intereses corridos al 6 de noviembre de 2001 menos cupones a cobrar hasta el 30 de noviembre de 2001), manteniendo al efecto el valor que dichos títulos públicos registraban en cuentas de inversión; ii) recibidos en canje por títulos públicos aceptados por cancelación de préstamos que se encontraban en situación irregular (Comunicación "A" 3398), a valor nominal menos previsión por riesgo de incobrabilidad o valor de cotización de los mismos, el mayor. La diferencia positiva entre el valor nominal de los préstamos recibidos y el valor que dichos títulos canjeados registraban en cuentas de inversión o valor contable según corresponda, se devenga en forma lineal durante la vida de los citados préstamos. Los préstamos garantizados originalmente emitidos en moneda extranjera y bajo legislación local, han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias, aplicándose sobre dicho monto el CER desde el 3 de febrero de 2002.

Según lo dispuesto por la Comunicación "A" 3911, complementarias y modificatorias del BCRA, los préstamos garantizados Decreto 1387/01 y otros préstamos del sector público se valúan a su valor presente (flujo de fondos según condiciones contractuales, descontados a las tasas de interés dispuestas por el BCRA) o a su valor técnico (importe, actualizado, de corresponder por CER, más intereses devengados según condiciones contractuales), el menor. Ese valor se locompara con el valor teórico (valor contable al 28 de febrero de 2003, neto de la cuenta regularizadora, más, si correspondiera ajuste por CER). Las diferencias que surjan de esta comparación se reflejan en una cuenta regularizadora del activo, si el resultado es positivo e imputándose a resultados si el mismo es negativo. Dicho saldo se ajustará en función del importe que se determine al realizar el cálculo de las diferencias entre dichos conceptos, hasta

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
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C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

agotarlo. Una vez agotado ese saldo, las diferencias que se registren posteriormente por la valuación, se imputarán a resultados.

Los préstamos garantizados incorporados con posterioridad al 28 de febrero de 2003 se valúan a su valor de costo acrecentado por los intereses devengados de acuerdo con su tasa interna de retorno.

Otros préstamos al sector público, no incluidos en el párrafo anterior, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias aplicándose el CER a partir del 3 de febrero de 2002 y estableciendo tasas máximas según lo dispuesto por Decreto 1579/02, en caso de haberse presentado dichos activos al canje provincial (Nota 41).

Los préstamos al Sector Privado no Financiero, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,00 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias aplicándose el CER y CVS a partir del 3 de febrero de 2002 y estableciéndose tasas máximas de acuerdo al prestatario.

9.6. Otros créditos por intermediación financiera

Los créditos hipotecarios individuales cedidos en fideicomiso pendientes de titulización registrados en el presente rubro se han valuado y pesificado siguiendo el criterio expuesto en el punto 9.3. y 9.5.

El importe registrado en la cuenta "Otros no comprendidos en las normas de clasificación de deudores - Compensación a Recibir del Gobierno Nacional" incluye el equivalente en pesos a su valor técnico del derecho a recibir, de acuerdo con los artículos 28 y 29 del Decreto 905, hasta tanto el BCRA acredite el remanente de los BODEN 2012 en dólares estadounidenses solicitados en cumplimiento de dicha disposición (ver Nota 3).

El Banco ha efectuado una operación de recompra de sus obligaciones negociables propias mediante un acuerdo de financiación con DePfa Investment Bank Ltd (Nota 20.3.). Dichos derechos han sido valuados a valor de mercado de las obligaciones negociables subyacentes al cierre del presente período.

Los derechos emergentes de la operación de total return swap que comprende acciones propias del Banco, han sido valuados al precio de mercado del subyacente al cierre del presente período.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
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PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

9.7. Participaciones en otras sociedades

Este rubro comprende principalmente las participaciones que el Banco mantiene en BACS Banco de Crédito y Securitización Sociedad Anónima, BHN Inmobiliaria Sociedad Anónima y BHN Sociedad de Inversión Sociedad Anónima (Nota 30). Al 30 de junio de 2004 y 2003, dichas participaciones se encuentran registradas a su valor patrimonial proporcional más, en caso de corresponder, las utilidades no trascendidas a terceros, cuyos montos ascienden a miles de pesos 122.077 y miles de pesos 108.892, respectivamente.

Las citadas participaciones surgen de los estados contables correspondientes a los períodos económicos finalizados el 30 de junio de 2004 y 2003 de BACS Banco de Crédito y Securitización Sociedad Anónima; a los períodos económicos finalizados el 31 de marzo de 2004 y 2003 de BHN Sociedad de Inversión Sociedad Anónima; en tanto que los estados contables de BHN Inmobiliaria corresponden al ejercicio económico finalizado el 31 de diciembre de 2003.

Las restantes participaciones se encuentran valuadas al valor de costo o valor estimado de recupero según corresponda, el menor.

9.8 Créditos Diversos

Los BODEN 2012 y Préstamos Garantizados del Gobierno Nacional depositados en garantía, se valúan siguiendo los criterios expuestos en el tercer párrafo del punto 9.4. y quinto párrafo del punto 9.5., respectivamente.

9.9. Bienes de uso y diversos

Estos bienes se encuentran registrados a su valor de costo reexpresados en moneda constante hasta el 28 de febrero de 2003, siguiendo el método expuesto en el segundo y tercer párrafo de la presente nota, neto de las depreciaciones acumuladas calculadas por el método de línea recta en función de la vida útil estimada de los bienes. El costo de los bienes incorporados antes del 31 de diciembre de 1994 se encuentran reexpresados en moneda constante de esa fecha, en tanto que los movimientos posteriores a dicha fecha se encuentran valuados a moneda corriente del período al que corresponden.

El Banco registra en el rubro "Bienes Diversos – Bienes Tomados en Defensa del Crédito", unidades de vivienda ingresadas al patrimonio del Banco en concepto de cancelación de créditos hipotecarios. Los mismos se valúan a su valor de mercado o el valor del crédito neto de previsiones, el menor.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
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(Socio)
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Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

Los valores residuales de los bienes en su conjunto no exceden los valores de utilización económica, excepto por los bienes destinados a la venta, los cuales no superan su valor neto de realización.

9.10. Primas por seguros sobre viviendas, de vida, de desempleo en operaciones de préstamos y otras

La política del Banco es reconocer los ingresos por primas en oportunidad de producirse el devengamiento de la cuota del préstamo respectivo, excepto para aquellos préstamos cuya mora supere los noventa días, en tanto que los cargos por siniestros son imputados a resultados en el periodo en que estos ocurren.

En los estados contables se refleja una reserva por miles de pesos 12.013 que se expone en el Patrimonio Neto - Reservas de Utilidades - Otras y una reserva por la actividad de seguros por miles de pesos 9.427 y miles de pesos 9.791 al 30 de junio de 2004 y 2003, respectivamente, expuesta en el rubro "Previsiones" del Pasivo.

9.11. Bienes intangibles

Corresponde a gastos de organización y desarrollo de sistemas. Los mismos han sido reexpresados en moneda constante hasta el 28 de febrero de 2003 siguiendo el método expuesto en el primer párrafo de la presente nota y se amortizan sobre base mensual y por el método de línea recta en función de la vida útil asignada.

9.12. Depósitos

Los depósitos se encuentran valuados a su valor de imposición, más ajustes (CER) e intereses devengados en caso de corresponder. La retribución fija de cada operación se devenga en forma exponencial, en tanto que la retribución variable se devenga aplicando la proporción de retribución pactada a la variación positiva en el precio del activo financiero o índice de activos financieros, operada entre el momento de concertación y el cierre de mes.

Los depósitos, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias, aplicándose el CER a partir del 3 de febrero de 2002.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
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(Socio)
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Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

9.13. Otras obligaciones por intermediación financiera

Las operaciones originalmente pactadas en moneda extranjera de opciones y futuros liquidadas y/o con acuerdo de liquidación escritos entre las partes con anterioridad a la vigencia de Decreto 992/02 se encuentran valuadas a los distintos tipos de cambio pactados en la liquidación de cada operación entre las partes. Las restantes operaciones no renegociadas a la fecha de vigencia del citado decreto han sido pesificadas a la relación de cambio $1,40 por dólar estadounidense, encontrándose registradas como operaciones a la vista.

9.14 Valuación de Opciones

El Banco ha adquirido una opción de compra por miles de euros 100.000. La prima sobre dicho derecho ha sido valuada a precio de mercado al cierre del período.

Las primas por opciones de compra lanzadas y tomadas se han devengado linealmente durante el plazo de duración del contrato.

9.15. Indemnizaciones por despido

El Banco no constituye previsiones para cubrir el riesgo de las indemnizaciones por despido del personal. Las erogaciones correspondientes a este concepto son cargadas a los resultados del período en que se producen.

9.16. Impuesto a las ganancias

De acuerdo con lo establecido en el artículo 28 de la Ley 24855, Banco Hipotecario Sociedad Anónima está alcanzado por el impuesto a las ganancias, excepto para todas las operaciones de crédito para la vivienda concretadas con anterioridad al 23 de octubre de 1997, fecha de inscripción del estatuto en la Inspección General de Justicia.

El Banco reconoce, cuando corresponda, los cargos a resultados y registra una provisión en el pasivo por el impuesto determinado sobre sus operaciones imponibles en el ejercicio fiscal al que correspondan.

9.17. Impuesto a las ganancias mínimas presuntas

No obstante que el impuesto ingresado puede considerarse como un crédito fiscal a cuenta del impuesto a las ganancias por un período de hasta 10 años, el Banco ha imputado dicha erogación a resultados.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
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Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

9.18. Patrimonio neto

a. Capital social, reservas y ajuste de capital:

Los movimientos y saldos en cuentas del patrimonio neto anteriores al 31 de diciembre de 1994 han sido reexpresados en moneda de esa fecha, siguiendo el método expuesto en la presente nota. Los movimientos posteriores a dicha fecha se encuentran expuestos en moneda corriente del ejercicio al que corresponden. Los saldos de cuentas del Patrimonio Neto al 30 de junio de 2004 se encuentran reexpresados hasta el 28 de febrero de 2003 de acuerdo con lo expresado en el tercer párrafo. El ajuste derivado de la reexpresión del saldo de "Capital Social" fue imputado a "Ajustes al Patrimonio".

b. Resultados:

Se encuentran imputados los resultados devengados en el período, con independencia de que se haya efectivizado su cobro o pago. Los resultados monetarios por exposición a la inflación fueron determinados hasta el 28 de febrero de 2003 según se indica:

b.1) Resultado monetario por intermediación financiera: incluye el resultado por exposición a la inflación originado en activos y pasivos relacionados con el ejercicio de la actividad de intermediación habitual entre la oferta y la demanda de recursos financieros.

b.2) Resultado monetario vinculado con egresos operativos: incluye el resultado por exposición a la inflación originado en activos y pasivos monetarios en pesos, relacionados con gastos de administración.

b.3) Resultado monetario por otras operaciones: Incluye el resultado por exposición a la inflación originado en activos y pasivos que no están relacionados con la intermediación financiera.

c. Ajuste de Resultados de Ejercicios Anteriores :

De acuerdo a lo dispuesto por Asamblea de Accionistas de fecha 31 de mayo de 2004, en cuanto a que los honorarios asignados a los Directores integrantes del Comité Ejecutivo en concepto de participación en las ganancias y apreciación accionaria, sean con cargo al ejercicio 2003, se han imputado como ajustes de resultados anteriores miles de pesos 5.176.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
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Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

La preparación de estados contables requiere por parte del Directorio del Banco la realización de estimaciones que afectan activos y pasivos, resultados del período y la determinación de activos y pasivos contingentes a la fecha de los mismos. Dado que dichas estimaciones involucran juicios de valor respecto de la probabilidad de ocurrencia de hechos futuros, los resultados reales pueden diferir de los estimados pudiendo ocasionar pérdidas o ganancias que afecten los períodos subsecuentes. Por otra parte se han considerado todas las disposiciones legales y reglamentarias vigentes hasta la fecha de presentación.

La información de los estados contables de igual período del ejercicio anterior, que se presenta a fines comparativos, incluye ciertas reclasificaciones y ajustes que contemplan aspectos específicos de exposición a los efectos de presentarla sobre bases uniformes con las del presente período.

10. DIFERENCIAS ENTRE NORMAS DEL BCRA Y NORMAS CONTABLES PROFESIONALES

Las principales diferencias entre las normas del BCRA y las normas contables profesionales, considerando lo expuesto en la primera parte de la Nota 9, se detallan a continuación:

10.1. Criterios de valuación

a) Compensación a recibir, según artículos 28 y 29 del Decreto 905/02 y títulos en cuentas de inversión

Al 30 de junio de 2004 y 2003, el Banco mantiene contabilizado en los rubros "Títulos Públicos - Tenencias en cuentas de inversión", "Otros Créditos por Intermediación Financiera - Otros no comprendidos en las normas de clasificación de deudores" y "Créditos Diversos - Otros" los títulos públicos recibidos y a recibir, respectivamente, originados en la compensación establecida por los artículos 28 y 29 del Decreto 905/02.

Adicionalmente, existen BODEN 2012 recibidos como cancelación de préstamos hipotecarios, mantenidos en cuentas de inversión.

De acuerdo con normas contables profesionales, la valuación debería realizarse de acuerdo con los valores de cotización netos de los gastos estimados de venta, imputando las diferencias de cotización a los resultados de cada período, excepto que exista capacidad e intención de mantener los mismos hasta su vencimiento.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
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Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

b) Previsiones Sector Público No Financiero

La normativa vigente respecto a previsionamiento emanada del BCRA determina que las acreencias con el Sector Público no se encuentren sujetas a previsiones por riesgo de incobrabilidad. De acuerdo con normas contables profesionales dichas previsiones deben estimarse en función al riesgo de recuperabilidad de los activos.

c) Contabilización del impuesto a las ganancias por el método del impuesto diferido

El Banco determina el impuesto a las ganancias aplicando la tasa vigente sobre la utilidad impositiva estimada, sin considerar el efecto de las diferencias temporarias entre el resultado contable y el impositivo. De acuerdo con las normas contables

profesionales, el reconocimiento del impuesto a las ganancias debe efectuarse por el método del impuesto diferido (Nota 34).

d) Valuación de opciones

El Banco valúa ciertas primas por opciones de compra lanzadas y tomadas en base al devengamiento lineal. Este criterio difiere de las normas contables profesionales, las que determinan que las mismas deben valuarse a su valor de mercado.

e) Valor actual neto de préstamos garantizados, títulos públicos y otros similares

Por resolución N° 87/03, el CPCECABA suspendió la aplicación del criterio de medición al valor actual, mediante la aplicación de una tasa de interés relevante de mercado, en base a futuros ingresos o egresos de fondos de préstamos, inversiones y otras cuentas por cobrar o pagar generadas por la actividad específica de las entidades financieras. Dicho criterio difiere con lo dispuesto por la Comunicación "A" 3911.

f) Valuación a valor patrimonial proporcional

La RT 21 establece para el cálculo del valor patrimonial proporcional, que las fechas de cierre de los ejercicios económicos deben ser coincidentes para la inversora como así también para las emisoras, este criterio difiere de lo dispuesto por el BCRA. Adicionalmente deberá considerarse igual criterio de valuación de acuerdo con normas contables profesionales para todas las subsidiarias.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.

(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

g) Reexpresión a moneda constante

Los estados contables al 30 de junio de 2003 reconocen los efectos de las variaciones en el poder adquisitivo de la moneda hasta el 28 de febrero de 2003, siguiendo el método de reexpresión establecido por la RT N° 6 (modificada por la RT N° 19) de la FACPCE. De acuerdo con lo dispuesto por el Decreto 664/03 del Poder Ejecutivo, la Comunicación "A" 3921 del BCRA y la Resolución 441 de la CNV, el Banco discontinuó la aplicación de dicho método y, por lo tanto, no reconoció contablemente los efectos de las variaciones en el poder adquisitivo de la moneda originados a partir del 1 de marzo de 2003.

De acuerdo con lo dispuesto por las Resoluciones MD 10 y 41/2003 del CPCECABA, las normas contables profesionales mantuvieron vigente la aplicación de este método hasta los ejercicios cerrados al 30 de septiembre de 2003.

No obstante, dado que la variación del IPIM por el período marzo/septiembre de 2003 fue de 2,1% (negativa), los efectos de no haber reconocido dichas variaciones no han sido significativos en relación con los presentes estados contables.

10.2. Aspectos de exposición

a) Estados contables comparativos

De acuerdo con normas contables profesionales, el Banco debería presentar la información comparativa del estado de situación patrimonial con la correspondiente al mismo estado a la fecha de cierre del ejercicio completo precedente, en este caso, el 31 de diciembre de 2003.

b) Estado de origen y aplicación de fondos, Resultado por acción y Segmento de negocio

El criterio establecido por la RT 19, para la exposición de estos conceptos, difiere de lo que se establece la CONAU 1 del BCRA.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

11. CLASIFICACIÓN Y PREVISIONAMIENTO DE DEUDORES

Las previsiones por riesgo de incobrabilidad constituidas al 30 de junio de 2004 y 2003 contemplan las previsiones mínimas requeridas por el Banco Central de la República Argentina, el previsionamiento de créditos individuales refinanciados de acuerdo con el criterio detallado en los párrafos siguientes, el fondo especial de subsidio (Nota 12), incluido el aporte especial efectuado por el Banco al 31 de marzo de 2000 y ciertas estimaciones relacionadas con el impacto coyuntural sobre la recuperabilidad de la cartera de préstamos hipotecarios.

Los intereses capitalizados con anterioridad a la entrada en mora de los créditos son previsionados de acuerdo con las pautas mínimas de previsionamiento, considerándose los mismos como capital.

En virtud de las pautas establecidas por la Ley 24441 de Financiamiento de la Vivienda y la Construcción, el criterio de previsionamiento seguido por el Banco para los emprendimientos constructivos con transmisión de dominio fiduciario, incluidos en la cartera comercial, consiste en la clasificación del deudor en función de la evaluación del flujo de fondos futuro de los emprendimientos en curso de ejecución, considerando cada uno de dichos emprendimientos como un flujo de fondos independiente del resto del patrimonio del deudor.

El Banco mantiene la siguiente política de clasificación y previsionamiento sobre créditos individuales que se encuentran en situación irregular y sean reestructurados:

a. Mantener la clasificación de todos aquellos préstamos que sean objeto de: i) aplicación del artículo 13 de la Ley 24143 y/o; ii) reestructuración, ya sea mediante convenio de pago, capitalización de la mora o subsidio, hasta seis meses posteriores a la normalización de los mismos,

b. Vencido el plazo establecido en el punto precedente, a partir del séptimo mes se procederá, según corresponda, de la siguiente manera:

b.1. Si no se verificara un atraso mayor a 30 días en el pago de los servicios, se clasificará el préstamo en categoría "normal".

b.2. Si se verificara un atraso mayor a los 30 días en el pago de los servicios, su clasificación resultará de la sumatoria de los días de atraso actual y los que registraba antes de la refinanciación hasta tanto el atraso no resulte igual o inferior a los 30 días, en cuyo caso sería de aplicación lo determinado en el acápite anterior.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

c. Todos aquellos créditos de las carteras de préstamos hipotecarios individuales que superen los 24 meses de mora serán previsionados al 100%, procediéndose a su desafectación del activo del Banco como máximo transcurridos 3 meses contados a partir del momento en que fueran totalmente previsionados.

d. Aquellos créditos que habiendo sido desafectados del activo, de acuerdo con las pautas indicadas en el punto c. anterior, sean reestructurados y regularicen su situación, serán reincorporados al activo del Banco cuando los mismos no verifiquen atrasos superiores a 30 días durante seis meses consecutivos.

Como consecuencia de lo expuesto en los puntos c. y d. anteriores y la aplicación de la Comunicación "A" 2357 del Banco Central de la República Argentina, sus complementarias y modificatorias, al 30 de junio de 2004 y 2003 se encuentran registrados en cuentas de orden miles de pesos 907.685 y miles de pesos 690.357 respectivamente.

El Directorio del Banco, en función de lo mencionado anteriormente, considera que las previsiones por riesgo de incobrabilidad constituidas son suficientes para mantener el nivel de previsiones mínimas exigidas por las normas del Banco Central de la República Argentina y por las normas contables profesionales sobre el monto total de la cartera.

12. FONDO ESPECIAL DE SUBSIDIO

El artículo 13 de la Ley 24143 dispuso la constitución por parte del Banco de un fondo especial destinado a subsidiar los servicios de reembolso de los prestatarios que se encuentren afectados por situaciones de emergencia económica que no pudieran ser atendidas mediante la renegociación del crédito. Dicho fondo fue oportunamente reglamentado por el Banco, y a partir de ese momento se integra mediante la afectación del 2% de las sumas percibidas en concepto de intereses sobre préstamos para la vivienda. El saldo del fondo al 30 de junio de 2004 y 2003 alcanza a miles de pesos 12.866 y miles de pesos 15.376, respectivamente, incluyendo el aporte extraordinario efectuado al 31 de marzo de 2000, precedente y deducidas las correspondientes aplicaciones. La Ley 24855 dispuso que el Banco deberá continuar por un plazo de 10 años a partir del 22 de julio de 1997 realizando aportes a dicho fondo en los términos establecidos en la Ley 24143.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

13. BIENES DE DISPONIBILIDAD RESTRINGIDA

Al 30 de junio de 2004, el Banco Central de la República Argentina otorgó al Banco asistencia financiera por miles de pesos 385.046. Como garantía de estas operaciones, se constituyeron derechos de prenda en primer grado sobre activos creditorios provenientes del Contrato de préstamo garantizado a tasa fija (7%) con vencimiento en 2011 por aproximadamente miles de pesos 491.041. A tal efecto, se encuentra registrado en el rubro Otras Obligaciones por Intermediación Financiera el financiamiento obtenido, y en cuentas de orden los saldos representativos de los derechos eventuales.

De acuerdo con lo dispuesto por el Decreto 905 el BCRA otorgará financiación a las entidades financieras para la suscripción de Bonos del Estado Nacional (BODEN 2012 en dólares estadounidenses) destinados a cubrir la posición neta negativa en moneda extranjera, requiriendo al efecto activos en garantía sobre dicha financiación. A la fecha de los presentes estados contables, y de acuerdo con lo mencionado en las Notas 3.1. y 5, 4° párrafo, no se han individualizado la totalidad de los activos que el Banco ofrecerá al Ente Rector.

De conformidad con los compromisos asumidos en la Oferta de Canje de la deuda externa del Banco (Nota 1), se constituyó un fideicomiso bajo la ley Argentina mediante un Contrato de Fideicomiso celebrado entre el Banco y ABN AMRO Bank NV, sucursal Argentina. Al 30 de junio de 2004 se encuentran transferidos al fideicomiso miles de pesos 764.169 en BODEN 2012 y su correspondiente renta y miles de pesos 59.835 en Préstamos Garantizados del Gobierno Nacional. Estas garantías se encuentran registradas en el rubro "Créditos Diversos" (Nota 18).

Al 30 de junio de 2004, el Banco mantiene depositados miles de pesos 36.496 en BODEN 2012 y miles de pesos 1.739 en Préstamos Garantizados del Gobierno Nacional, como garantía por la operación de swap de moneda. (Nota 20.4.).

Al 30 de junio de 2004 el Banco ha constituido garantías específicas sobre el contrato de venta futura con Depfa Investment Bank Ltd por miles de pesos 880 (Nota 20.3.). Estas garantías se encuentran registradas en el rubro "Créditos Diversos" (Nota 18).

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

14. SEGURO SOBRE BIENES QUE GARANTIZAN LA CARTERA HIPOTECARIA Y SEGUROS DE VIDA Y DE DESEMPLEO SOBRE BENEFICIARIOS

El Banco otorga cobertura de seguros sobre:

- **Viviendas hipotecadas que garantizan su cartera de créditos, por el valor asignado a los bienes asegurados:** Daños materiales causados por incendios, explosiones, rayos, terremotos, ciertos hechos de tumulto popular, terrorismo y otros según las condiciones generales establecidas por el Banco.

- **Seguro de vida cancelatorio de deuda para los prestatarios del Banco:** Riesgo de muerte del responsable económico, prestatario o no, con efecto cancelatorio de la deuda por capital que se registre a la fecha del siniestro, según las condiciones establecidas por el Banco. Son asegurables las personas físicas menores a 56 años y hasta que cumplan 80 años de edad.

- **Seguro de Desempleo de los responsables económicos que sean titulares de operaciones de crédito:** Cubre el riesgo de desempleo cuando se cumplan las condiciones estipuladas en la Ley Nacional de Empleo 24013 con una cobertura máxima de hasta seis cuotas mensuales, con opción a renovar dicha cobertura por otros seis servicios con pago de prima adicional, una vez que el asegurado haya celebrado contrato de trabajo por un plazo superior a doce meses.

- **Seguro combinado familiar sobre viviendas:** cubre diferentes riesgos tales como, incendio y robo de contenido general y equipo electrónico de uso doméstico, cristales, responsabilidad civil por incendio o explosión, remoción de escombros, daños al edificio por robo, gastos de hospedaje y servicios de asistencia domiciliaria.

Las políticas contables establecidas por el Banco para registrar las operaciones vinculadas a estos seguros se describen en Nota 9.10. La Entidad cubre los riesgos involucrados por la actividad aseguradora con su propio patrimonio.

Asimismo, el Banco comercializa seguros sobre Accidentes Personales y Salud, cuyas cobertura, riesgo y siniestros son asumidos por Compañías Aseguradoras independientes del Banco Hipotecario.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

El monto de las primas de seguro por los conceptos arriba mencionados, los siniestros abonados y los cargos vinculados con la actividad aseguradora, imputados a los resultados de los períodos finalizados el 30 de junio de 2004 y 2003, fueron los siguientes:

	30/06/04	30/06/03
	Miles de pesos	Miles de pesos
Primas seguro de incendio	6.060	7.105
Primas seguro de vida	13.264	14.341
Primas seguro de desempleo	805	922
Primas seguros adicionales	975	707
Total primas (Nota 24)	21.104	23.075

	30/06/04	30/06/03
	Miles de pesos	Miles de pesos
Siniestros incendio	90	323
Siniestros vida	3.396	4.456
Siniestros desempleo	139	178
Siniestros seguros adicionales	122	84
Total siniestros (Nota 25)	3.747	5.041

Las primas de seguros indicadas se exponen en el rubro "Ingresos por servicios", en tanto que los siniestros se exponen en el rubro "Egresos por servicios". El cargo correspondiente a las previsiones relacionadas a esta actividad aseguradora se incluye en el rubro "Pérdidas diversas".

15. OTROS CRÉDITOS POR INTERMEDIACION FINANCIERA

La composición de la línea "Otros comprendidos en las normas de clasificación de deudores" del rubro "Otros créditos por intermediación financiera" es la siguiente:

	30/06/04	30/06/03
	Miles de pesos	Miles de pesos
Préstamos hipotecarios cedidos en fideicomiso	334.471	319.166
Títulos subordinados Clase B garantizados con hipotecas	63.837	38.423
Contrato de cobertura financiera	51.192	-
Otros	20.145	15.678
Total	469.645	373.267

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.

(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

La composición de la línea "Otros no comprendidos en las normas de clasificación de deudores" del rubro "Otros créditos por intermediación financiera" es la siguiente:

	30/06/04	30/06/03
	Miles de pesos	Miles de pesos
Compensación a recibir del Gobierno Nacional (US$)	2.609.349	2.488.722
Certificados de participación en Fideicomisos	77.127	42.971
Obligaciones Negociables propias en cartera (*)	234.743	28.260
Otros	-	142
Total	2.921.219	2.560.095

(*) El Banco mantiene miles de pesos 143.677 de Obligaciones Negociables propias en cartera (largo plazo) a efectos de su posible canje con tenedores que no ingresaron en la oferta inicial.

16. TITULIZACION DE CARTERA DE CREDITOS HIPOTECARIOS

El Banco ha celebrado diversos contratos de fideicomiso financiero mediante los cuales, en su carácter de fiduciante, transmite la propiedad fiduciaria de créditos hipotecarios de su cartera de préstamos a First Trust of New York. Una vez transferidos los créditos hipotecarios al fiduciario, éste procede a emitir los correspondientes títulos valores representativos de deuda y certificados de participación y a cancelar con el producido de la colocación el monto de los créditos cedidos por el Banco. Los bienes fideicomitidos constituyen un patrimonio separado del patrimonio del fiduciario y del fiduciante.

El fiduciario es responsable de administrar los fondos fiduciarios previamente constituidos de acuerdo con las especificaciones contenidas en el contrato de fideicomiso.

Los presentes fideicomisos fueron alcanzados por la pesificación de activos y pasivos en moneda extranjera dispuesta por Ley 25561 y Decreto 214, a la relación $1,00 por dólar estadounidense, por haberse constituido oportunamente bajo legislación argentina. No obstante lo expuesto existen ciertos reclamos de inversores extranjeros con respecto al proceso de pesificación efectuado y consecuentemente la definición de sus impactos económicos.

Al 30 de junio de 2004 y 2003 se encuentran contabilizados en la línea "Otros comprendidos en las normas de clasificación de deudores" del rubro "Otros créditos por intermediación financiera" miles de pesos 334.471 y miles de pesos 319.166 respectivamente correspondientes a créditos hipotecarios originalmente otorgados en moneda extranjera y pesificados por ley 25561 y Decreto 214 inscriptos a favor del fiduciario, en la línea "Intereses devengados a cobrar comprendidos en la norma de clasificación de deudores" del mismo rubro miles de pesos 14.322 y miles de pesos 8.478 .

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

respectivamente correspondientes a los intereses y ajustes (CER) devengados a cobrar. Dichos créditos se mantienen en el activo del Banco dado que a esa fecha el fiduciario no habia emitido los títulos respectivos y el Banco mantiene el doble carácter de fiduciante y único beneficiario.

A la fecha de los presentes estados contables se encuentran constituidos los fondos que se enumeran a continuación:

1. Fondo Hipotecario BHN I, Fideicomiso Hipotecario BHN II, Fideicomiso Hipotecario BHN III, Fideicomiso Hipotecario BHN IV, Fideicomiso Hipotecario BACS I, Fideicomiso Hipotecario BACS Funding I, Fideicomiso Hipotecario BACS Funding II, Fideicomiso Hipotecario BHSA I 2002 y Fideicomiso Financiero Cédulas Hipotecarias Argentinas Serie I, 2004-1, cuyas condiciones de emisión son las siguientes:

	Titulos de deuda Clase A1/AV	Titulos de deuda Clase A2/AF	Titulos de deuda Clase B	Certificados de Participación	Total
BHN I- Emisión 29.10.1996					
Valor nominal en miles de pesos	60.292	18.778	9.302	4.652	93.024
Vencimiento declarado	25.05.2005	25.09.2001	25.01.2014	25.01.2014	
BHN II- Emisión 09.05.1997					
Valor nominal en miles de pesos	44.554	51.363	3.730	6.927	106.574
Vencimiento declarado	25.03.2011	25.07.2009	25.03.2012	25.05.2013	
BHN III- Emisión 29.10.1997					
Valor nominal en miles de pesos	14.896	82.090	5.060	3.374	105.420
Vencimiento declarado	31.05.2017	31.05.2017	31.05.2018	31.05.2018	
BHN IV- Emisión 15.03.2000					
Valor nominal en miles de pesos	119.500	36.500	24.375	14.625	195.000
Vencimiento declarado	31.03.2011	31.03.2011	31.01.2020	31.01.2020	
BACS I – Emisión 15.02.2001					
Valor nominal en miles de pesos	30.000	65.000	12.164	8.690	115.854
Vencimiento declarado	31.05.2010	31.05.2010	30.06.2020	30.06.2020	
BACS Funding I - Emisión 15.11.2001					
Valor nominal en miles de pesos				29.907	29.907
Vencimiento declarado				15.11.2031	

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

	Titulos de deuda Clase A1/AV	Titulos de deuda Clase A2/AF	Titulos de deuda Clase B	Certificados de Participación	Total
BACS Funding II - Emisión 23.11.2001					
Valor nominal en miles de pesos				12.104	12.104
Vencimiento declarado				23.11.2031	
BHSA I - Emisión 01.02.2002					
Valor nominal en miles de pesos				43.412	43.412
Vencimiento declarado				01.02.2021	
CHA I - Emisión 25.06.2004					
Valor nominal en miles de pesos	40.000		5.000	5.000	50.000
Vencimiento declarado	31.12.2010		31.03.2012	31.03.2012	

En todos los casos los titulos clase B están subordinados al pago de los títulos clase A. Asimismo, el reembolso de los certificados de participación será efectuado una vez cancelada la totalidad de los títulos de clase A y B emitidos y en la medida que existan fondos suficientes remanentes en los fondos fiduciarios.

Al 30 de junio de 2004 y 2003, el Banco mantenía en cartera los siguientes títulos correspondientes a los fondos indicados anteriormente y adicionalmente posee el certificado de participación del Fideicomiso Financiero BACS II:

	30/06/04 Miles de pesos	30/06/03 Miles de pesos
"Otros comp. en las normas de clasificación de deudores":		
Titulos de deuda Clase B – BHN III	10.522	8.839
Titulos de deuda Clase B – BHN IV	48.315	29.584
Titulos de deuda Clase B – CHA I	5.000	-
Subtotal	63.837	38.423

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual periodo del ejercicio anterior

	30/06/04 Miles de pesos	30/06/03 Miles de pesos
"Otros no comp. en las normas de clasificación de deudores":		
Certificado de participación – BHN II	21.361	15.818
Certificado de participación – BHN III	9.323	-
Certificado de participación – BHN IV	1.041	-
Certificado de participación – BACS II	38.730	27.153
Certificado de participación – CHA I	6.672	-
Subtotal	77.127	42.971
Total	140.964	81.394

17. CEDULAS HIPOTECARIAS DE AHORRO

El Banco creo un Programa Global de Valores Fiduciarios "CEDULAS HIPOTECARIAS ARGENTINAS" para la titulización de créditos individuales para la vivienda con garantía hipotecaria, por hasta un valor nominal de pesos 500.000.000, el cual fue autorizado por Resolución N° 14814 del 3 de junio de 2004 por la Comisión Nacional de Valores.

Dentro del marco del Programa citado, el Banco en su carácter de fiduciante, BACS Banco de Crédito y Securitización SA, en su carácter de organizador y administrador general y Deutsche Bank SA, en su carácter de fiduciario financiero se constituyó el Fideicomiso Financiero Cédulas Hipotecarias Argentinas Serie I, 2004-1, el que con fecha 14 de junio de 2004, realizó el lanzamiento de la primera emisión de las Cédulas Hipotecarias de Ahorro (CHA) por un valor nominal de pesos 50.000.000.

El 23 de junio de 2004 se cerró la oferta, habiéndose colocado los Valores de Deuda Fiduciarios Senior CHA, Serie I, 2004-1 por un valor nominal de pesos 40.000.000 a un precio de 95,82%, en tanto que los Valores de Deuda Fiduciarios Clase B CHA, Serie I 2004-1 y los Certificados de Participación CHA, Serie I 2004-1 no fueron colocados y el fiduciante resolvió recibir dichos Valores a la par, por un valor nominal de pesos 5.000.000 y 4.999.916, respectivamente, como parte de pago de una parte de la cartera de Letras Hipotecarias cedidas fiduciariamente al Fideicomiso.

La fecha de emisión de los Valores Fiduciarios fue el 25 de junio de 2004.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al periodo económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

18. CREDITOS DIVERSOS

El detalle de "Otros" del rubro "Créditos diversos" es el siguiente:

	30/06/04	30/06/03
	Miles de pesos	Miles de pesos
Anticipos y retenciones de impuestos	3.982	8.911
Cuentas a cobrar de entidades gubernamentales	7.896	6.034
Cuentas a cobrar por préstamos administrados	6.276	23.803
Gastos, impuestos y adelantos de terceros a recuperar	11.699	6.921
Bancos corresponsales	2.615	2.669
Garantías por opciones de compra lanzadas	-	6.054
Depósito en garantía por contratos financieros	39.115	-
Depósito en garantía - Fideicomiso ABN AMRO BANK	824.004	-
Otros	23.840	17.634
Total	919.427	72.026

19. OBLIGACIONES NEGOCIABLES Y OTRAS FINANCIACIONES

El valor nominal residual contractual de las obligaciones negociables al 30 de junio de 2004 asciende a miles de pesos 2.735.793. Dicho monto está compuesto por Cédulas Hipotecarias Argentinas ("CHA") emitidas dentro del programa global de "Euro Medium Term Notes" ("EMTN") y Obligaciones Negociables simples no convertibles en acciones dentro del marco de un programa global de "Global Medium Term Notes" ("GMTN") y las nuevas emisiones citadas en la Nota 1.

El saldo de las obligaciones negociables se encuentra incluido en el rubro "Otras obligaciones por intermediación financiera". El valor nominal residual de cada una de las series de las obligaciones negociables emitidas es el siguiente:

	FECHA DE EMISION	FECHA DE VTO.	TASA INTERES ANUAL	VNR 30/06/04	VNR 30/06/03
				Miles de pesos	Miles de pesos
EMTN (CHA)					
Serie III (US$100.000 miles)	07/08/96	07/08/06	10,625%	2.093	36.801

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

	FECHA DE EMISION	FECHA DE VTO.	TASA INTERES ANUAL	VNR 30/06/04	VNR 30/06/03
				Miles de pesos	Miles de pesos
GMTN					
Serie I (US$ 300.000 miles)	17/04/98	17/04/03	10,000%	37.930	835.119
Serie IV (US$175.000 miles)	03/12/98	03/12/08	13,000%	1.599	13.504
Serie VI (US$135.909 miles)	15/03/99	15/03/02	12,250%	2.010	13.167
Serie XVI (US$125.000 miles)	17/02/00	17/02/03	12,625%	30.916	350.938
Serie XVII (EURO 100.000 miles)	27/03/00	27/03/02	9,000%	2.617	4.554
Serie XXII (EURO 100.000 miles)	18/10/00	18/10/02	8,750%	688	7.622
Serie XXIII (EURO 150.000 miles)	06/02/01	06/02/04	10,750%	21.898	482.790
Serie XXIV (US$107.000 miles)	15/03/02	15/03/05	9,000%	20.425	307.705
Serie XXV (EURO 165.700 miles)	15/03/02	15/06/05	8,000%	21.257	537.655
Bono Garantizado (US$107.941 miles)	15/09/03	03/08/10	Libor + 2.5%	266.309	-
Bono Largo Plazo (US$449.880 miles)	15/09/03	01/12/13	3,0 - 6,0%	1.333.661	-
Bono Largo Plazo (EURO 278.367 miles)	15/09/03	01/12/13	3,0 - 6,0%	994.390	-
				2.735.793	2.589.855

Como consecuencia del plan de reestructuración citado en la Nota 1, la composición de la deuda bancaria es la siguiente:

Descripción	**Vencimiento**	**Monto de Capital**
		Miles de pesos
Facilidad Garantizada en pesos	2010	68.491
Facilidad Garantizada en dólares	2010	169.040
Facilidad Largo Plazo tasa fija en dólares	2013	74.318
Facilidad Largo Plazo tasa flotante en dólares	2013	17.824

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

Durante el presente período el Banco efectuó el rescate anticipado de obligaciones negociables y deuda bancaria, según el siguiente detalle:

1. Bono Garantizado Mediano Plazo (US$) por un valor nominal de miles de US$ 17.417, lo que representó una erogación de miles de US$ 15.234.

2. Bono Largo Plazo (Euro) por un valor nominal de miles de Euros 1.000, lo que representó una erogación de miles de euros 645.

3. Facilidades Garantizadas Mediano Plazo (US$) por un valor nominal de miles de US$ 29.239, lo que representó una erogación de miles de US$ 23.687.

4. Facilidades Garantizadas Mediano Plazo (Pesos) por un valor nominal de miles de pesos 145.682, lo que representó una erogación de miles de pesos 118.940.

5. Facilidades Largo Plazo tasa fija (US$) por un valor nominal de miles de US$ 25.214, lo que representó una erogación de miles de US$ 16.907.

6. Facilidades Largo Plazo tasa flotante (US$) por un valor nominal de miles de US$ 7.559, lo que representó una erogación de miles de pesos 4.671.

Los resultados obtenidos por estas operaciones fueron registrados en el rubro Ingresos Financieros.

20. INSTRUMENTOS FINANCIEROS DERIVADOS

20.1. Ante la necesidad de cubrir el riesgo por la apreciación de Euro versus el Dólar estadounidense, dado la exposición del pasivo del Banco en aquella moneda, con fecha 5 de enero de 2004, se adquirieron opciones de compra de Euros contra Dólares estadounidense por un valor nocional de miles de € 100.000, a un año de plazo y a la cotización de 1.2676.

20.2. Con fecha 29 de enero de 2004, el Banco celebró una operación de total return swap como cobertura parcial de la cláusula de Stock Appreciation Right ("StARS") comprendida en la emisión de la Facilidad Garantizada a Mediano Plazo (Nota 1). Dicha operación comprende 7.110.000 de acciones ordinarias clase D de Banco Hipotecario Sociedad Anónima. El monto de concertación de ésta operación ascendió a miles de US$ 17.519.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

20.3. Durante el mes de marzo de 2004, el Banco ha celebrado un contrato de venta futura con DePfa Investment Bank Ltd., para acceder a la recompra de bonos y préstamos del Banco, con una financiación del 50% del precio de compra de los instrumentos elegibles.

20.4 Con fecha 5 de marzo de 2004, el Banco celebró con Deutsche Bank AG un contrato de swap de moneda (Cross Currency Swap), por miles de € 150.000. Dicha operación se encuentra garantizada con BODEN 2012.

21. OTRAS OBLIGACIONES POR INTERMEDIACION FINANCIERA

La composición de la línea "Otras" incluida en el rubro "Otras obligaciones por intermediación financiera" es la siguiente:

	30/06/04 Miles de pesos	30/06/03 Miles de pesos
Cobranzas y otras operaciones por cuenta de terceros	18.555	27.835
Préstamo financiero	-	229.474
Red de Bancos Minoristas	38.732	47.643
Recompra de Deuda a Pagar	49.790	-
Otras	3.125	6.760
Total	110.202	311.712

22. OBLIGACIONES DIVERSAS

La composición de "Otras" correspondiente al rubro "Obligaciones diversas" se expone a continuación:

	30/06/04 Miles de pesos	30/06/03 Miles de pesos
Acreedores varios	22.385	12.658
Otros honorarios y gastos a pagar	3.423	2.637
Retenciones de impuestos a ingresar	2.342	1.780
Impuestos a pagar	1.021	4.869
Retenciones y aportes sobre remuneraciones	1.773	1.914
Remuneraciones y cargas sociales a pagar	422	648
Otras	5.593	7.596
Total	36.959	32.102

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.

(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

23. INGRESOS Y EGRESOS FINANCIEROS

La composición de "Otros" correspondiente al rubro "Ingresos Financieros" se expone a continuación:

	30/06/04 Miles de pesos	30/06/03 Miles de pesos
Diferencia de cotización generada por tenencias en dólares y euros	30.631	-
Reestructuración y recompra de préstamos financieros	61.585	-
Resultados por Bonos compensación y cobertura	15.476	21.626
Otros	35	-
Total	107.727	21.626

La composición de "Otros" correspondiente al rubro "Egresos Financieros" se expone a continuación:

	30/06/04 Miles de pesos	30/06/03 Miles de pesos
Diferencia de cotización generada por tenencias en dólares y euros	-	177.997
Impuesto a los ingresos brutos sobre Ingresos Financieros	6.268	11
Primas por operaciones de swap	717	-
Aporte al fondo de garantía de depósitos	195	168
Total	7.180	178.176

24. INGRESOS POR SERVICIOS

El detalle de la linea "Otros" correspondiente al rubro "Ingresos por servicios" es el siguiente:

	30/06/04 Miles de pesos	30/06/03 Miles de pesos
Primas de seguros (Nota 14)	21.104	23.075
Comisiones y servicios relacionados con préstamos	8.834	10.032
Otros	1.486	1.067
Total	31.424	34.174

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

25. EGRESOS POR SERVICIOS

La composición de la línea "Otros" incluida en el rubro "Egresos por servicios" es la siguiente:

	30/06/04	30/06/03
	Miles de pesos	Miles de pesos
Siniestros de seguros (Nota 14)	3.747	5.041
Impuesto a los ingresos brutos	594	-
Otros	2.725	809
Total	7.066	5.850

26. GASTOS DE ADMINISTRACION

La composición de la línea "Otros gastos operativos" incluida en el rubro "Gastos de administración" es la siguiente:

	30/06/04	30/06/03
	Miles de pesos	Miles de pesos
Depreciación de bienes de uso	3.358	3.622
Amortización de bienes intangibles	-	2.414
Seguros	1.122	1.730
Alquileres	495	550
Servicios de telefonía, electricidad y correo	1.843	1.360
Vínculos sistemas	528	848
Mantenimiento y conservación de bienes de uso	2.030	1.276
Otros	1.178	1.055
Total	10.554	12.855

27. UTILIDADES DIVERSAS

La composición de la línea "Otros" incluida en el rubro "Utilidades diversas" es la siguiente:

	30/06/04	30/06/03
	Miles de pesos	Miles de pesos
Recupero gastos ahorro postal	-	243
Alquileres	279	323
Ajustes e intereses por créditos diversos	-	76
Resultado por operaciones con bienes de uso y diversos	5.052	985
Otras	2.985	1.362
Total	8.316	2.989

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.

(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

28. PERDIDAS DIVERSAS

La composición de la línea "Otros" incluida en el rubro "Pérdidas diversas" es la siguiente:

	30/06/04	30/06/03
	Miles de pesos	Miles de pesos
Depreciación de bienes diversos	298	354
Impuesto a los ingresos brutos	214	-
Otros impuestos	930	137
Resultado por operaciones con bienes de uso y diversos	15.151	1.538
Donaciones	124	135
Régimen de cancelaciones bonificadas	917	9.061
Impuesto sobre los Bienes Personales – Res. Gral. 1497/02.	1.077	1.077
Desafectación Bonos compensatorios – Ley 25796 (Nota 3.2.)	51.645	-
Otras	3.331	1.014
Total	73.687	13.316

29. SEGURO DE GARANTIA DE LOS DEPÓSITOS

La Ley 24485, los Decretos 540/95 y 1127/98 y la Comunicación "A" 2337 y complementarias del Banco Central de la República Argentina establecen que las entidades comprendidas en la Ley de Entidades Financieras deberán destinar un aporte normal equivalente al 0,03% de su promedio mensual de saldos diarios de depósitos en cuentas corrientes, cajas de ahorros, plazos fijos, cuentas especiales, inversiones a plazo y saldos inmovilizados provenientes de los depósitos anteriormente mencionados.

Adicionalmente al aporte normal, las entidades deben efectuar un aporte adicional diferenciado de acuerdo al resultado que se obtenga de la ponderación de diversos factores.

La Comunicación "A" 3064 del Banco Central de la República Argentina dispuso que, con vigencia a partir de los aportes que correspondan al mes de enero de 2000, el aporte normal se reduzca al 0,015% sujeto a que las entidades financieras concierten con Seguro de Depósitos Sociedad Anónima ("SEDESA") contratos de préstamo con destino al Fondo de Garantía de los Depósitos. Mediante la Comunicación "A" 3153 el Banco Central de la República Argentina ha dispuesto dejar sin efecto la celebración de los contratos de préstamos indicados precedentemente a partir del mes de septiembre 2000. Sin perjuicio de ello, los créditos concertados mantendrán su vigencia en las condiciones pactadas con SEDESA hasta sus respectivas cancelaciones.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

Se encuentran excluidos del seguro de garantía los depósitos a plazo fijo transferibles cuya titularidad fuera adquirida por endoso, las imposiciones captadas mediante sistemas que ofrezcan incentivos adicionales a la tasa de interés convenida, los depósitos en los que se convengan tasas de interés superiores a las de referencia publicadas por el Banco Central de la República Argentina, los depósitos de entidades financieras en otros intermediarios, incluidos los certificados de plazo fijo adquiridos por negociación secundaria, los depósitos efectuados por personas vinculadas directa o indirectamente a la Entidad, los depósitos a plazo fijo de títulos valores, aceptaciones o garantías y los saldos inmovilizados provenientes de depósitos y otras obligaciones excluidas.

30. SOCIEDADES SUBSIDIARIAS

El Banco posee participación en las siguientes subsidiarias:

a. 99,99% en el capital social de BHN Sociedad de Inversión Sociedad Anónima, el que asciende a miles de pesos 18.000, cuyo objeto social es de inversión. Asimismo en dicha Sociedad Banco Hipotecario mantiene aportes irrevocables por miles de pesos 10.000. A su vez BHN Sociedad de Inversión Sociedad Anónima posee el 99,9976% de BHN Vida Sociedad Anónima y BHN Seguros Generales Sociedad Anónima, el 99% de BHN Seguros de Crédito Hipotecario Sociedad Anónima y 100% de Mortgage Systems International, LLC.

b. 99,99% en el capital social de BHN Inmobiliaria Sociedad Anónima, el que asciende a miles de pesos 1.900 y cuyo objeto social es la actividad inmobiliaria.

c. 70% en el capital social de BACS Banco de Crédito y Securitización Sociedad Anónima, el que asciende a miles de pesos 62.500 y cuya actividad principal es promover la creación y desarrollo de un mercado secundario de créditos hipotecarios en nuestro país.

d. 100% en el capital social de VR-Tasaciones y Certificaciones Sociedad Anónima, el que asciende nominalmente a miles de pesos 200. La sociedad tiene por objeto la prestación de servicios de tasación y certificación de cualquier tipo de inmuebles, urbanos o rurales, situados en la República Argentina o en el extranjero.

Al 30 de junio de 2004, la participación del Banco en las sociedades mencionadas se encuentra reflejada en cuentas del rubro "Participación en otras sociedades".

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

Los totales relevantes que surgen de los estados contables del Banco al 30 de junio de 2004 sobre las principales sociedades controladas son los siguientes:

	BACS Banco de Crédito y Securitización S.A. (2)	BHN Sociedad de Inversión S.A. (1) (3)	BHN Inmobiliaria S.A. (4)
		(Miles de pesos)	
Activo	233.084	49.327	3.315
Pasivo	124.425	9.099	303
Participación de terceros	-	2	-
Patrimonio Neto	108.659	40.226	3.012
Resultado Neto (pérdida)	11.599	917	(132)

(1) Saldos consolidados
(2) Estados Contables al 30/06/04
(3) Estados Contables al 31/03/04
(4) Estados Contables al 31/12/03

31. RESTRICCION A LA DISTRIBUCION DE UTILIDADES

No se podrán distribuir utilidades hasta tanto los resultados no asignados al cierre de algún ejercicio económico resulten positivos.

Mediante Comunicación "A" 4152 del BCRA de fecha 2 de junio de 2004 se dejó sin efecto la suspensión de la distribución de utilidades difundida por la Comunicación "A" 3574. No obstante, las entidades que procedan sobre el particular deberán contar con autorización previa de la Superintendencia de Entidades Financieras y Cambiarias.

Adicionalmente, por Comunicación "A" 3785 de fecha 29 de octubre de 2002, el BCRA limitó la distribución de dividendos en efectivo, en la medida en que la Entidad haya decidido valuar a valor técnico las tenencias de los bonos recibidos por la aplicación de los artículos 28 y 29 del Decreto 905, excepto por el importe de utilidades que supere la diferencia entre el valor de registración y el de cotización de los bonos mencionados, luego de efectuadas las apropiaciones legal y estatutariamente establecidas (ver Nota 3).

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.

(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

En virtud de los contratos firmados consecuencia del proceso de reestructuración de deuda financiera del Banco (Nota 1) existen restricciones para la distribución de utilidades hasta tanto no se haya amortizado como mínimo el 60% del monto total de capital inicial de la nueva deuda de los tramos a largo plazo y tramos garantizados.

32. LIBROS RUBRICADOS

A la fecha de los presentes estados contables las operaciones de Banco Hipotecario Sociedad Anónima se encontraban registradas en los libros rubricados requeridos por la normativa vigente.

33. OPERACIONES CON SOCIEDADES ARTICULO 33 LEY 19550

Los saldos al 30 de junio de 2004 son los siguientes:

	Miles de pesos
Otros Créditos por intermediación financiera	
BACS Banco de Crédito y Securitización S.A.	8.804
Créditos Diversos - Deudores Varios	
BHN Vida S.A.	1.227
BHN Seguros Generales S.A.	151
BHN Sociedad de Inversión S.A.	5
BHN Inmobiliaria S.A.	203
BACS Banco de Crédito y Securitización S.A.	996
Depósitos - Cuentas Corrientes y Plazo Fijo	
BHN Sociedad de Inversión S.A.	847
BHN Inmobiliaria S.A.	1.038
BHN Vida S.A.	2.016
BHN Seguros Generales S.A.	1.375
BHN Seguros de Crédito Hipotecario S.A.	107
BACS Banco de Crédito y Securitización S.A.	365
VR - Tasaciones y Certificaciones S.A.	1
Otras Obligaciones por intermediación financiera	
BACS Banco de Crédito y Securitización S.A.	9.797

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

	Miles de pesos
Obligaciones Diversas	
BACS Banco de Crédito y Securitización S.A.	200
Saldo Pendiente de Integración	
BHN Vida S.A.	(*)
BHN Seguros Generales S.A.	(*)
BHN Seguros de Crédito Hipotecario S.A.	(*)
Egresos Financieros	
BHN Sociedad de Inversión S.A.	8
BHN Vida S.A.	15
BHN Seguros Generales S.A.	8
BHN Seguros de Crédito Hipotecario S.A.	1
BACS Banco de Crédito y Securitización S.A.	7
Egresos por Servicios	
BACS Banco de Crédito y Securitización S.A.	186

(*) SALDOS PENDIENTES DE INTEGRACION EN PESOS

BHN Vida S.A.	90
BHN Seguros Generales S.A.	90
BHN Seguros de Crédito Hipotecario S.A.	90

34. IMPUESTO A LAS GANANCIAS

De acuerdo con lo establecido en la Ley 24855 y en su decreto reglamentario (Decreto 924/97), los ingresos que el Banco obtiene como consecuencia de operaciones de crédito instrumentadas, acordadas, comprometidas y/o registradas hasta la fecha de inscripción de su estatuto se encuentran exentos del impuesto a las ganancias, en tanto que los ingresos originados en operaciones de crédito posteriores a esa fecha se encuentran alcanzados por dicho gravamen.

Como principio general, la ley de impuesto a las ganancias admite la deducción de aquellos gastos necesarios para obtener, mantener o conservar la ganancia gravada. Para el caso de gastos efectuados para obtener conjuntamente ganancias gravadas y no gravadas, es necesario individualizar la porción del gasto destinada a generar la ganancia alcanzada por el gravamen, que será deducible a los efectos impositivos.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

La norma da preeminencia al método de asignación directa sobre el método del prorrateo para determinar la porción del gasto deducible (vinculado con la obtención de ingresos gravados), razón por la cual sólo se debería recurrir al método del prorrateo cuando no existiera posibilidad de realizar una vinculación directa entre los gastos incurridos y las ganancias gravadas y no gravadas, respectivamente.

Hasta el ejercicio fiscal finalizado el 31 de diciembre de 1998, el Banco ha determinado el impuesto a las ganancias de acuerdo con el método del prorrateo de gastos, considerando deducibles la porción de gastos que resulta de aplicar a la totalidad de los gastos incurridos la relación entre los ingresos gravados e ingresos totales.

A partir del ejercicio fiscal finalizado el 31 de diciembre de 1999, el impuesto a las ganancias ha sido calculado dando preeminencia a la vinculación directa de los gastos con la obtención de ingresos gravados y no gravados, aplicando el método del prorrateo solamente para aquellos gastos que no era posible asignar en forma directa a cada una de esas fuentes productoras de ganancias.

Se han presentado las declaraciones juradas del impuesto a las ganancias correspondiente a los ejercicios fiscales 1999, 2000, 2001, 2002 y 2003 adoptando el criterio expuesto en el párrafo anterior (ver Notas 35 y 36).

35. IMPUESTO A LAS GANANCIAS PRESUNTAS

El impuesto a la ganancia mínima presunta fue establecido por la Ley 25063 por el término de 10 años a partir del ejercicio 1998. Este impuesto es complementario del impuesto a las ganancias, en tanto que constituye una imposición mínima que grava la renta potencial de ciertos activos productivos a la tasa del 1%, de modo que la obligación fiscal de la Entidad coincidirá con el mayor de ambos impuestos. La mencionada ley prevé para el caso de entidades regidas por la Ley de Entidades Financieras que las mismas deberán considerar como base imponible del gravamen el 20% de sus activos gravados previa deducción de aquellos definidos como no computables. Si el impuesto a la ganancia mínima presunta excediera en un ejercicio fiscal al impuesto a las ganancias, dicho exceso podrá computarse como pago a cuenta de cualquier excedente del impuesto a las ganancias sobre el impuesto a la ganancia mínima presunta que pudiera producirse en cualquiera de los diez ejercicios siguientes.

Teniendo en cuenta el quebranto impositivo determinado por el Banco para los tres últimos ejercicios fiscales, se procedió a efectuar el cálculo del impuesto a la ganancia mínima presunta correspondiente.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

36. ACTIVOS CONTINGENTES

De acuerdo con lo descripto en la Nota 9.16. y a raíz del uso del método de asignación directa para la deducción de intereses en el cómputo del impuesto a las ganancias, el Banco presenta para el ejercicio fiscal cerrado el 31 de diciembre de 2003, un quebranto en dicho impuesto que asciende a aproximadamente miles de pesos 2.086.490. Al 30 de junio de 2004 este monto se encuentra registrado en cuentas de orden.

Tal como fuera mencionado en la Nota 3.2., el Banco ha registrado en cuentas de orden, la contingencia positiva de los efectos de la compensación por indexación asimétrica dispuesta por la Ley 25796, por miles de pesos 81.645.

37. ADQUISICION DE ACCIONES PROPIAS

Con fecha 22 de agosto de 2000, el Directorio dispuso autorizar la adquisición de acciones representativas del capital social del propio Banco en los términos del art. 220 inciso 2 de la Ley 19550, motivada por la necesidad de resguardar el precio de la acción ante la volatilidad del mercado que dada su escasa liquidez, expondría a la misma a fluctuaciones inconvenientes. Esta medida fue aprobada por la Asamblea General Ordinaria del 31 de mayo de 2001.

En virtud a la autorización indicada en el párrafo anterior, en diciembre de 2000, el Banco adquirió acciones propias. Al 30 de junio de 2003 la tenencia de acciones propias se encuentra registrada en el rubro "Títulos Públicos y Privados".

Con fecha 20 de enero de 2004 se efectúo una venta preferente de 994.015 acciones clase "D" propias, una vez finalizado el periodo para que los accionistas ejercieran los derechos de preferencia y de acrecer, de acuerdo con siguiente detalle:

1. Se adjudicaron en venta 579.860 acciones clase "D" a los accionistas que ejercieron el derecho de preferencia, por las cuales el Banco percibió el importe total de miles de pesos 4.018;

2. Se adjudicaron en venta 414.155 acciones clase "D" a los accionistas que ejercieron el derecho de acrecer, por las cuales el Banco percibió miles de pesos 2.870.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

38. AGENTE DE MERCADO ABIERTO

De acuerdo con lo normado por la Resolución N° 290 de la Comisión Nacional de Valores y sus modificatorias, se informa que el patrimonio mínimo requerido por las normas del Banco Central de la República Argentina supera el establecido en la citada disposición, y el mismo se halla debidamente integrado al cierre del período.

39. PUBLICACIÓN DE ESTADOS CONTABLES

De acuerdo con lo previsto en la Comunicación "A" 760, la previa intervención del Banco Central de la República Argentina no es requerida a los fines de la publicación de los presentes estados contables.

40. ACTIVIDADES FIDUCIARIAS

El Banco actúa como fiduciario de fideicomisos de garantía en los que se han afectado ciertos emprendimientos constructivos, en el marco de la "Operatoria Titulización – Línea de Crédito para la Financiación de Emprendimientos Constructivos con Transmisión de Dominio Fiduciario".

Por esta operatoria se conforma un fideicomiso en garantía compuesto por los bienes comprendidos en los correspondientes contratos, cuya propiedad fiduciaria se transmite al Banco en su carácter de Fiduciario. El Banco ejerce las facultades que se le otorgan en el Contrato de Fideicomiso, con el propósito de proteger los intereses del Acreedor amparados bajo la Garantía. En este sentido, para algunos proyectos el Banco ha realizado pagos y cobranzas por cuenta y orden del originante.

Al 30 de junio de 2004, los créditos bajo esta operatoria que permanecen en el activo alcanzan la suma de miles de pesos 2.981.

41. CONVERSION DE DEUDA PUBLICA PROVINCIAL EN BONOS GARANTIZADOS

Mediante Decreto 1579/02, el Poder Ejecutivo dispuso que el Fondo Fiduciario para el Desarrollo Provincial asumiera las deudas provinciales instrumentadas en la forma de Títulos Públicos, Letras del Tesoro o Préstamos. A su vez este Fondo, a través del Banco de la Nación Argentina, en su carácter de fiduciario, emitiera Bonos Garantizados para ofrecerlos en pago de las deudas que mantienen las provincias con entidades bancarias y financieras.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

El Banco, en su carácter de acreedor de varios estados provinciales, presentó la documentación correspondiente a la oferta para aceptar la conversión de dichas acreencias en Bonos Garantizados.

Con fecha 19 de marzo de 2003, el Banco se notificó de las Resoluciones del Ministerio de Economía 742/02 y 765/02 que aceptan la Oferta de Conversión de Deuda Pública Provincial en Bonos Garantizados, correspondientes a las acreencias con: i) Provincia de Formosa, cuyo capital original ascendía a miles de US$ 11.627, y el monto a canjear es de miles de pesos 16.884; y ii) Provincia de Buenos Aires, con un capital original de miles de US$ 74.969, y un monto a canjear de miles de pesos 103.347, cuyos bonos fueron depositados a nombre del Banco el 3 de julio de 2003.

A la fecha de los presentes estados contables, se está a la espera de la aceptación, por parte del Ministerio de Economía, de las restantes ofertas presentadas.

42. ACUERDO PREVENTIVO EXTRAJUDICIAL

Con fecha 9 de junio de 2004 el Banco ingresó para su homologación un Acuerdo Preventivo Extrajudicial en el Juzgado Nacional de Primera Instancia en lo Comercial Nro. 14, Secretaría Nro. 28. Dicho juzgado se declaró incompetente, por lo cual a la fecha de los presentes estados contables intermedios se está resolviendo en la Cámara de Fuero el Juzgado y Secretaría que en definitiva intervendrá en la sustanciación del mismo. No obstante la cuestión de incompetencia en vía de dilucidación, el citado Juzgado y Secretaría preinterviniente ha proveído la expedición de constancia de inicio de APE, a los fines de su presentación en las causas judiciales cuya tramitación debe suspenderse de conformidad con el artículo 72, in fine de la ley 24.522.

43. EVENTOS POSTERIORES

43.1 RECOMPRA DE DEUDA BANCARIA

El 27 de julio de 2004 se efectuó una recompra de la Facilidad Garantizada en Pesos por miles de pesos 30.000 a un precio de 0,78, lo que representó una erogación de miles de pesos 23.400, alcanzando el resultado de dicha operación a miles de pesos 6.600.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2004
Comparativo con igual período del ejercicio anterior

43.2 LIBERACION DE GARANTIAS

De conformidad con los compromisos asumidos en la Oferta de Canje de la deuda externa del Banco (Nota 1), se constituyó un fideicomiso bajo la ley Argentina mediante un Contrato de Fideicomiso celebrado entre el Banco y ABN AMRO Bank NV, sucursal Argentina. Al 30 de junio de 2004 se encuentran transferidos al fideicomiso miles de pesos 764.169 en BODEN 2012 y su correspondiente renta y miles de pesos 59.835 en Préstamos Garantizados del Gobierno Nacional.

El 4 de agosto de 2004 y como consecuencia del exceso de garantía depositada en el fideicomiso, se liberaron miles de US$ 79.481 en BODEN 2012 y miles de pesos 34.651 en Préstamos Garantizados del Gobierno Nacional, más miles de US$ 1.473 en efectivo.

El citado exceso de garantía se produjo por: i) el pago de la primera amortización de capital de la Deuda Garantizada (ver Nota 1); ii) la recompra y cancelación de la Deuda Garantizada efectuada desde la fecha de emisión (miles de US$ 46.626 y miles de pesos 175.682) y; iii) el pago por parte del Gobierno Nacional de los intereses de los BODEN 2012.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Sub Gerente General
a/c Gerencia General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de agosto de 2004
PRICE WATERHOUSE & Co.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

INFORME DE COMISIÓN FISCALIZADORA

Señores
Accionistas y Directores de
BANCO HIPOTECARIO SOCIEDAD ANÓNIMA.
Reconquista 151
Ciudad Autónoma de Buenos Aires

1. En nuestro carácter de miembros de la Comisión Fiscalizadora de Banco Hipotecario S.A., hemos efectuado una revisión limitada del estado de situación patrimonial al 30 de junio de 2004, los correspondientes estados de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos por el período económico de seis meses terminado en esa fecha y las Notas 1 a 43 y Anexos A, B, C, D, E, F, G, H, I, J, K, L y N que los complementan, los que han sido presentados por la Entidad para nuestra consideración. Además, hemos efectuado una revisión limitada de los estados contables consolidados de Banco Hipotecario S.A. con sus sociedades controladas por el período de seis meses terminado el 30 de junio de 2004, así como el Anexo B consolidado y Notas 1 a 5 consolidadas, los que se presentan como información complementaria. La preparación y emisión de los mencionados estados contables es responsabilidad de la Entidad.

2. Nuestro trabajo fue realizado de acuerdo con las normas de sindicatura vigentes. Dichas normas requieren que la revisión de los documentos detallados en el párrafo 1. se efectúe de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables correspondientes a períodos intermedios e incluya la verificación de la congruencia de los documentos revisados con la información sobre las decisiones societarias expuestas en actas y la adecuación de dichas decisiones a la ley y a los estatutos en lo relativo a sus aspectos formales y documentales.

   Para realizar nuestra tarea profesional sobre los documentos detallados en el párrafo 1, hemos revisado el trabajo efectuado por el Auditor Externo Price Waterhouse & Co. de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables de períodos intermedios, de conformidad con las normas contables profesionales y con las normas mínimas sobre auditorías externas emitidas por el Banco Central de la República Argentina. Dicha revisión incluyó la verificación de la planificación del trabajo, de la naturaleza, el alcance y oportunidad de los procedimientos aplicados y de los resultados de la revisión limitada efectuada por dicho estudio profesional. Una revisión limitada consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de esta revisión es sustancialmente menor al de una auditoría de estados contables, cuyo objetivo es la expresión de una opinión sobre los estados contables tomados en conjunto. Por lo tanto, no fueron aplicados todos los procedimientos necesarios para poder expresar una opinión sobre los estados mencionados en 1. Los auditores externos emitieron su Informe con fecha 9 de agosto de 2004, cuyo contenido compartimos. Dado que no es responsabilidad de la Comisión Fiscalizadora efectuar un control de gestión, la revisión no se extendió a los criterios y decisiones empresarias de las diversas áreas de la Sociedad, cuestiones que son de responsabilidad exclusiva del Directorio.

3. Los saldos al 30 de junio de 2003 que se exponen en los estados contables se presentan a efectos comparativos y fueron examinados por nosotros quienes emitimos nuestro informe de revisión limitada sobre dichos estados contables el 19

de agosto de 2003 con una abstención de manifestación basada en las incertidumbres existentes a esa fecha.

4. A la fecha de preparación de los presentes estados contables no es posible prever la evolución futura de los aspectos descriptos en el párrafo 4 del Informe de Revisión Limitada del Auditor Externo, referido principalmente a las incertidumbres relacionadas con el valor recuperable de los títulos públicos, préstamos garantizados Decreto 1387 / 01, préstamos al sector público provincial y municipal y derechos por los Bonos de Compensación y Cobertura previstos en los artículos 28 y 29 del Decreto 905 / 02.

5. La Entidad ha preparado los presentes estados contables aplicando los criterios de valuación y exposición dispuestos por las normas del Banco Central de la República Argentina que, como Ente de Control de Entidades Financieras, ha establecido mediante la Circular CONAU-1 sus complementarias y modificatorias. Sin embargo, tal como se menciona en la Nota 9, los mencionados criterios de valuación para ciertos activos y pasivos y las normas de presentación de estados contables establecidas por el Ente de Contralor no están de acuerdo, en algunos casos, con las normas establecidas por la Comisión Nacional de Valores y las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires.

6. Esta Comisión Fiscalizadora emitió con fecha 18 de febrero de 2004 su informe sobre los estados contables de Banco Hipotecario S.A. por el ejercicio concluido el 31 de diciembre de 2003, con abstención de opinión basada en la situación descripta en el párrafo 4 y en otras incertidumbres que han sido resueltas a la fecha de este informe, tal como se menciona en las Notas 1, 3.1 y 3.2 relacionadas con (a) la ampliación del plazo de las asistencias por redescuento y adelantos por iliquidez otorgados por el BCRA, (b) la aprobación del monto de la compensación de los artículos 28 y 29 del Decreto 905 / 02 determinado por la entidad por parte del BCRA y (c) la compensación por indexación asimétrica establecida por la Ley 25796 y considerando los desvíos de normas contables profesionales mencionado en el párrafo 5. Conforme al alcance de nuestra tarea y con las observaciones ya expresadas en los puntos 4. y 5., manifestamos que los estados contables del Banco Hipotecario S.A. al 30 de junio de 2004 preparados de acuerdo con normas establecidas por el Banco Central de la República Argentina y con normas contables vigentes en la Ciudad Autónoma de Buenos Aires, consideran todos los hechos y circunstancias significativos que son de nuestro conocimiento y que con relación a los mismos no tenemos otras observaciones que formular.

Adicionalmente, informamos que los estados contables adjuntos surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes y las reglamentarias del Banco Central de la Republica Argentina. Los mismos han sido preparados, en sus aspectos significativos, considerando la Ley 19550 y las Normas emitidas por el B.C.R.A. y Comisión Nacional de Valores.

Ciudad Autónoma de Buenos Aires, 9 de agosto de 2004.

Ricardo FLAMMINI
Por Comisión Fiscalizadora

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Price Waterhouse & Co.
Firma miembro de PricewaterhouseCoopers
Av. A. Moreau de Justo 270, Piso 2°
C1107AAF Ciudad de Buenos Aires
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 6449

www.pwc.com/ar

INFORME DE REVISION LIMITADA

Señores Accionistas y Directores de
Banco Hipotecario SA
Reconquista 151
Ciudad Autónoma de Buenos Aires

1. Hemos efectuado una revisión limitada de los estados de situación patrimonial de Banco Hipotecario SA ("La Entidad") al 30 de junio de 2004 y 2003, de los correspondientes estados de resultados y de origen y aplicación de fondos por los períodos de seis meses terminados en esas fechas, del estado de evolución del patrimonio neto por el período de seis meses terminado el 30 de junio de 2004 y las Notas 1 a 43 y Anexos A, B, C, D, E, F, G, H, I, J, K, L y N que los complementan. Además, hemos efectuado una revisión limitada de los estados contables consolidados de Banco Hipotecario SA con sus sociedades controladas por el período de seis meses terminado el 30 de junio de 2004, así como el Anexo B consolidado y Notas 1 a 5 consolidadas, los que se presentan como información complementaria. La preparación y emisión de los mencionados estados contables es responsabilidad de la Entidad.

2. Nuestras revisiones se limitaron a la aplicación de los procedimientos establecidos en la Resolución Técnica N° 7 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas para revisiones limitadas de estados contables de períodos intermedios y en la Circular CONAU-1 "Normas mínimas sobre auditorías externas" para la revisión limitada de estados contables trimestrales emitidas por el Banco Central de la República Argentina (BCRA) que consisten, principalmente, en la aplicación de procedimientos analíticos sobre las cifras incluidas en los estados contables y en la realización de indagaciones a personal de la Entidad responsable de la preparación de la información incluida en los estados contables y su posterior análisis. El alcance de esta revisión es sustancialmente inferior al de un examen de auditoría, cuyo objetivo es expresar una opinión sobre los estados contables bajo examen. Consecuentemente, no expresamos opinión sobre la situación patrimonial, los resultados de las operaciones, las variaciones en el patrimonio neto y los orígenes y aplicaciones de fondos de la Entidad al 30 de junio de 2004 y 2003, ni sobre sus estados contables consolidados.

3. Tal como se describe en la Nota 2, como consecuencia de la crisis económica que afectó al país, el período en consideración y ejercicios anteriores se vieron afectados por un conjunto de medidas adoptadas por el Gobierno Nacional. La evolución futura de la crisis económica podría requerir que el Gobierno modifique alguna medida adoptada o emita regulaciones adicionales. En consecuencia, los estados contables de la Entidad deben ser leídos a la luz de estas circunstancias.

PRICEWATERHOUSECOOPERS

4. Banco Hipotecario SA ha preparado los estados contables al 30 de junio de 2004 según lo dispuesto por las normas del BCRA. Sin embargo y tal como se menciona en las Notas 2, 3, 4 y 5 a los estados contables, persisten ciertas incertidumbres que podrían afectar a la Entidad relacionadas con a) el cumplimiento por parte del Sector Público de sus obligaciones con la Entidad correspondientes a títulos públicos y financiaciones y consecuentemente con el valor recuperable de dichos activos, los cuales se encuentran registrados en los estados contables consolidados al 30 de junio de 2004 por aproximadamente miles de $ 4.790.000 y cuyo saldo neto de los pasivos con el BCRA mencionados en nota 5 asciende aproximadamente a miles de $ 2.610.000. El 99% del activo mencionado corresponde a financiaciones y títulos públicos no incluidos en el proceso de reestructuración de la deuda soberana; b) como consecuencia de la crisis de liquidez, rentabilidad, y solvencia del sistema financiero en general, y de Banco Hipotecario SA entre otros, la Entidad ha presentado planes de encuadramiento solicitados por el BCRA.

5. Tal como se menciona en la Nota 9 "Bases de presentación de los estados contables", la Entidad ha preparado los presentes estados contables aplicando los criterios de valuación y exposición dispuestos por las normas del BCRA que como ente de control de entidades financieras, ha establecido mediante la Circular CONAU-1, sus complementarias y modificatorias. Sin embargo, tal como se menciona en la Nota 10, los mencionados criterios de valuación para ciertos activos y pasivos y las normas de exposición y presentación de estados contables establecidas por el Ente de Contralor no están de acuerdo en ciertos aspectos con las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires. Los efectos sobre los estados contables emergentes de los diferentes criterios de valuación no han sido cuantificados por la Entidad.

6. Con fecha 18 de febrero de 2004 emitimos un informe de auditoría, sobre los estados contables de la Entidad y sus estados contables consolidados correspondiente al ejercicio finalizado el 31 de diciembre de 2003 con abstención de opinión basada en las incertidumbres indicadas en el punto 4., en la situación descripta en el punto 3. precedente, la cual ha evolucionado favorablemente a la fecha de este informe tal como se menciona en Nota 1 a los estados contables, y en otras incertidumbres que han sido resueltas a la fecha de este informe, tal como se menciona en las Notas 1, 3.1 y 3.2, relacionadas con (a) la ampliación del plazo de las asistencias por redescuento y adelantos por iliquidez otorgados por el BCRA, (b) la aprobación del monto de la compensación de los artículos 28 y 29 del Decreto 905/02 determinado por la Entidad por parte del BCRA, y (c) la compensación por indexación asimétrica establecida por la Ley 25796. Adicionalmente, con fecha 19 de agosto de 2003 hemos emitido un informe de revisión limitada con abstención de manifestación sobre los estados contables de la Entidad y sus estados contables consolidados al 30 de junio

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de 2003, el que incluía, además de las indicadas precedentemente, una observación por incertidumbre vinculada con el proceso de reestructuración de todas las series de obligaciones negociables, los préstamos recibidos de bancos y otras entidades del exterior, la cual fue resuelta favorablemente con los impactos que se mencionan en la Nota 1. Asimismo, dichos informes incluyeron una excepción por ciertos desvíos a las normas contables profesionales descriptos en el punto 5. precedente.

7. Sobre la base de la labor realizada y a nuestro examen de los estados contables de Banco Hipotecario S.A. y de sus estados contables consolidados por el ejercicio terminado el 31 de diciembre de 2003, al cual se hace referencia en el punto 6. precedente, informamos que los estados contables de esa Entidad al 30 de junio de 2004 y 2003 y sus estados contables consolidados a esas fechas, preparados de acuerdo con normas establecidas por el BCRA, y considerando lo mencionado en el punto 5., con normas contables vigentes en la Ciudad Autónoma de Buenos Aires, consideran todos los hechos y circunstancias significativos que son de nuestro conocimiento y que, en relación con los mismos, no tenemos otra observación que formular que la mencionada en el punto 4.

8. En cumplimiento de disposiciones vigentes, informamos que:

8.a) Los estados contables de la Entidad y sus estados contables consolidados se encuentran asentados en el Libro de "Inventarios y Balances" y han sido preparados considerando las normas de la Ley N° 19.550, y las emitidas por el BCRA y la CNV.

8.b) Los estados contables de la Entidad surgen de sistemas de registros contables llevados en sus aspectos formales de conformidad con las normas legales vigentes y las normas reglamentarias del BCRA, los que mantienen las condiciones de seguridad e integridad en base a las cuales fueron autorizados por la CNV.

8.c) Al 30 de junio de 2004 las deudas a pagar en concepto de aportes y contribuciones con destino al Régimen Nacional de Seguridad Social que surgen de los registros contables y de las planillas soportes, ascienden a $ 1.070.143, no siendo exigibles a esa fecha.

Ciudad Autónoma de Buenos Aires, 9 de agosto de 2004.

PRICE WATERHOUSE & CO.

(Socio)

C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Gabriel R. Martini
Contador Público (UBA)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 - Folio 24

Consejo Profesional de Ciencias Economicas de la Ciudad Autonoma de Buenos Aires

N° E 1615932

Buenos Aires, 19/ 8/2004 01 0 T. 79 Legalización N° 384400

CERTIFICAMOS, de acuerdo con las facultades otorgadas a este CONSEJO PROFESIONAL por las leyes 466 (Art. 2, Inc. D y J) y 20.488 (Art. 21, Inc. I), la autenticidad de la firma inserta el 9/ 8/2004 en BALANCE de fecha 30/ 6/2004 perteneciente a BCO.HIPOTECARIO S.A. para ser presentada ante que el Dr. MARTINI GABRIEL ROLANDO 20-16054191-2 que se corresponde con la firma que tiene registrada en la matrícula CPT° 0201 F° 024 y que se han efectuado los controles de matrícula vigente, incumbencia, control formal del informe profesional y de concordancia formal macroscópica de la firma y que signa en carácter de socio de: PRICE WATERHOUSE & CO. F° 1

RGC 1837,2

SECRETARIO DE LEGALIZACIONES

LA PRESENTE LEGALIZACION NO ES VALIDA SI CARECE DEL SELLO Y FIRMA DEL SECRETARIO DE LEGALIZACIONES.

Annexes

to

Banco Hipotecario S.A.

Rule 12g3-2(b) Exemption Application

Volume II

INDEX

VOLUME I

ANNEX A

EXHIBIT

Materials provided

6.1 As a general rule, the Bank may not pay dividends in any fiscal year in which it does not generate net income, or if accumulated losses from prior years exists. In 2001, 2003 and 2004, despite fact that the Bank generated net income, it was

not able to pay dividends because it continued to have an accumulated deficit from prior year results. Consequently, no dividend payments have been made since May 2000 that corresponded to the fiscal year ended on December 31, 1999.

Furthermore, Argentine Central Bank Communication "A" 3785 dated October 29, 2002 restricted the distribution of cash dividends, to the extent that the Bank has decided to value its holdings of Boden received under Sections 28 and 29 of Decree 905 at their technical value, except for the amount of profits in excess of the difference between the carrying value and the market value of those Boden, net of the applicable appropriation to legal reserve and to the reserve established by the Bank's by-laws (for more information on this matter please refer to Note 3 to our Financial Statements for the years ended December 31, 2004 and 2003).

Finally, under the contracts signed as a result of the restructuring of the Bank's financial debt (for more information on this matter please refer to Note 1 to our Financial Statements for the years ended December 31, 2004 and 2003), there are restrictions on the distribution of profits until such time as at least 60% of the total initial principal amount of the long-term and guaranteed tranches of the new debt has been amortized.

VOLUME III

ANNEX B

Information pursuant to paragraph (b)(1)(ii) of the Rule 12g3-2(b)

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL CONSOLIDADO

Correspondiente al período económico finalizado el 30/09/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

ACTIVO	2004	2003
A Disponibilidades	**568.942**	**314.556**
Efectivo	57.137	36.722
Bancos y corresponsales	348.542	176.127
Otras	163.263	101.707
B Títulos Públicos y Privados (Nota 2.4.)	**658.201**	**1.334.225**
Tenencias en cuentas de inversión	270.254	932.076
Tenencias para operaciones de compra-venta o intermediación	78.228	44.266
Títulos públicos sin cotización	187.844	343.513
Inversión en títulos privados con cotización	23.712	31.658
Instrumentos emitidos por el BCRA	98.163	-
Previsiones	-	(17.288)
C Préstamos (Anexo B y Nota 2.5.)	**2.523.828**	**2.441.166**
Al Sector Público no financiero	824.991	771.137
Al Sector Financiero	53.302	32.627
Al Sector Privado no financiero y residentes en el exterior	1.952.852	2.095.682
Adelantos	119.093	139.000
Documentos	15	-
Hipotecarios	1.708.840	1.904.158
Prendarios	818	-
Cobros no aplicados	(10.769)	(20.449)
Personales	14.097	623
Tarjetas de crédito	345	-
Otros	95.287	34.038
Intereses y diferencias de cotización devengados a cobrar	25.126	38.312
Previsiones	(307.129)	(458.280)
Diferencia por adquisición de cartera	(188)	-
D Otros créditos por intermediación financiera (Anexo B y Nota 2.6.)	**4.192.952**	**3.171.532**
Banco Central de la República Argentina	4.949	3.221
Montos a cobrar por ventas contado a liquidar y a término	30.838	-
Especies a recibir por compras contado a liquidar y a término	717.378	4.412
Primas por opciones tomadas	3.860	-
Otros no comprendidos en las normas de clasificación de deudores	3.116.751	2.818.287
Otros comprendidos en las normas de clasificación de deudores	348.552	357.233
Intereses dev. a cobrar comp. en las normas de clasif. de deudores	14.140	16.378
Previsiones	(43.516)	(27.999)

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL CONSOLIDADO

Correspondiente al período económico finalizado el 30/09/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

	2004	2003
F Participaciones en otras sociedades (Nota 2.7.)	6.915	2.866
Otras	6.915	2.866
G Créditos diversos (Anexo B y Nota 2.8.)	640.171	328.902
Otros	666.721	360.817
Intereses devengados a cobrar	1.698	1.698
Previsiones	(28.248)	(33.613)
H Bienes de uso (Nota 2.9.)	93.222	98.681
I Bienes diversos (Nota 2.9.)	26.776	32.723
J Bienes intangibles (Nota 2.11.)	5.904	6.777
Gastos de organización y desarrollo	5.904	6.777
K Partidas pendientes de imputación	2.630	9.791
TOTAL DE ACTIVO	8.719.541	7.741.219

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL CONSOLIDADO

Correspondiente al período económico finalizado el 30/09/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

	2004	2003
PASIVO		
M Depósitos (Nota 2.12.)	**198.268**	**108.663**
Sector Público no Financiero	16.028	14.936
Sector Financiero	4.596	6.723
Sector Privado no Financiero y Residentes en el exterior	177.644	87.004
Cuentas Corrientes	5.263	6.617
Caja de Ahorros	57.792	26.902
Plazo Fijo	62.802	17.859
Cuentas de Inversión	46.150	-
Otros	4.351	25.308
Intereses y diferencias de cotización devengados a pagar	1.286	10.318
N Otras obligaciones por intermediación financiera (Nota 2.13.)	**6.286.646**	**6.413.793**
Banco Central de la República Argentina - Otros -	2.220.887	2.097.764
Otros	2.220.887	2.097.764
Bancos y Organismos internacionales	514.520	454.165
Obligaciones negociables no subordinadas	2.741.557	2.744.169
Montos a pagar por compras contado a liquidar y a término	638.826	4.412
Especies a entregar por ventas contado a liquidar y a término	31.186	-
Primas por opciones lanzadas	-	1.501
Financiaciones recibidas de entidades financieras locales	78	246.220
Otras	53.898	307.878
Intereses y diferencias de cotización devengados a pagar	85.694	557.684
O Obligaciones Diversas	**54.198**	**35.185**
Honorarios	5.326	3.436
Otras	48.872	31.749
P Previsiones	**244.274**	**175.403**
R Partidas pendientes de imputación	**4.655**	**784**
TOTAL DE PASIVO	**6.788.041**	**6.733.828**
T Participación de terceros	**32.372**	**35.262**
PATRIMONIO NETO (Nota 2.18.)	**1.899.128**	**972.129**
TOTAL DE PASIVO MAS PATRIMONIO NETO	**8.719.541**	**7.741.219**

Las notas son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha 8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE RESULTADOS CONSOLIDADO

Correspondiente al período económico finalizado el 30/09/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

	2004	2003
A Ingresos Financieros	586.907	314.375
Intereses por disponibilidades	453	396
Intereses por préstamos al sector financiero	205	312
Intereses por adelantos	2.990	7.422
Intereses por documentos	8	-
Intereses por préstamos hipotecarios	123.011	144.344
Intereses por préstamos prendarios	26	-
Intereses por otros préstamos	10.038	7.382
Intereses por otros créditos por intermediación financiera	34.305	31.894
Resultado neto por opciones	-	958
Resultado neto de títulos públicos y privados	100.352	-
Resultado préstamos garantizados - Decreto 1387/01.	24.167	31.707
Ajuste por cláusula CER	60.883	31.146
Ajuste por cláusula CVS	60.482	28.412
Otros	169.987	30.402
B Egresos Financieros	230.492	646.350
Intereses por depósitos en cuentas corrientes	83	70
Intereses por depósitos en cajas de ahorros	933	242
Intereses por depósitos en plazo fijo	880	.960
Intereses por financiaciones del sector financiero	5.126	42.265
Intereses por otras obligaciones por intermediación financiera	77.876	242.016
Otros intereses	36.610	38.891
Resultado neto de Títulos públicos y privados	-	90.439
Resultado neto por opciones	8.515	-
Ajuste por clúausula CER	86.149	48.159
Otros	14.320	183.308
MARGEN BRUTO DE INTERMEDIACION	356.415	(331.975)
C Cargo por incobrabilidad	13.659	31.246
D Ingresos por servicios	51.160	54.299
Vinculados con operaciones activas	92	79
Vinculados con operaciones pasivas	2.309	2.333
Otras comisiones	3	-
Otros	48.756	51.887
E Egresos por servicios	20.140	20.296
Comisiones	8.477	11.437
Otros	11.663	8.859
F Resultado monetario por intermediación financiera	-	(10.118)

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE RESULTADOS CONSOLIDADO

Correspondiente al período económico finalizado el 30/09/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

	2004	2003
G Gastos de Administración	82.446	74.629
Gastos en personal	46.584	39.871
Honorarios a directores y síndicos	1.717	1.600
Otros honorarios	3.510	3.756
Propaganda y publicidad	2.608	696
Impuestos	7.848	5.918
Otros gastos operativos	17.361	20.847
Otros	2.818	1.941
H Resultado monetario por egresos operativos	-	42
RESULTADO NETO POR INTERMEDIACION FINANCIERA	291.330	(413.923)
I Participación de terceros	(5.405)	3.826
J Utilidades diversas	95.071	71.428
Resultado por participaciones permanentes	374	284
Intereses punitorios	7.102	11.831
Créditos recuperados y previsiones desafectadas	39.071	44.475
Otros	48.524	14.838
K Pérdidas diversas	152.658	114.851
Resultado por participaciones permanentes	-	-
Intereses punitorios y cargos a favor del BCRA	35	43
Cargos por incob. de cred. diversos y por otras prev.	71.750	88.040
Otros	80.873	26.768
L Resultado monetario por otras operaciones	-	26
RESULTADO NETO ANTES DEL IMPUESTO A LAS GANANCIAS	228.338	(453.494)
J Impuesto a las ganancias (Nota 2.16.)	4.859	-
RESULTADO NETO DEL PERIODO - GANANCIA - (PERDIDA)	223.479	(453.494)

Las notas son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE ORIGEN Y APLICACION DE FONDOS CONSOLIDADO

Correspondiente al período económico finalizado el 30/09/2004
Comparativo con igual período del ejercicio anterior

En miles de pesos

	2004	2003
Variación de fondos		
Disponibilidades al inicio del ejercicio reexpresadas	414.275	122.854
Aumento (disminución) de los fondos	154.667	191.702
Disponibilidades al cierre del ejercicio	568.942	314.556
Causas de variación de los fondos		
Más:		
Ingresos financieros cobrados	601.016	269.668
Ingresos por servicios cobrados	51.160	54.294
Menos:		
Egresos financieros pagados	342.074	39.584
Egresos por servicios pagados	20.140	20.296
Gastos de administración pagados	76.724	84.289
Fondos originados (o aplicados) en las operaciones ordinarias	213.238	179.793
Otras causas de origen de fondos	566.072	576.765
Aumento neto de depósitos	78.692	-
Aumento neto de otros pasivos	-	44.244
Disminución neta de títulos públicos y privados	176.235	18.012
Disminución neta de préstamos	-	348.296
Disminución neta de otros activos	311.145	-
Disminución neta de Otros Créditos por Interm.financiera	-	95.217
Otros orígenes de fondos	-	70.996
Total de orígenes de fondos	779.310	756.558
Otras causas de aplicación de fondos	624.643	563.929
Aumento neto de préstamos	49.920	-
Aumento de otros créditos por intermediación financiera	225.146	-
Aumento neto de otros activos	-	300.054
Disminución neta de depósitos		10.983
Disminución neta de Otras obligaciones por intermediacion financiera	227.495	87.988
Disminución neta de otros pasivos	50.436	-
Otras aplicaciones de fondos	71.646	164.904
Total de aplicaciones de fondos	624.643	563.929
Resultado monetario generado por disponibilidades	-	927
Disminución de los fondos	154.667	191.702

Las notas son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

CUENTAS DE ORDEN CONSOLIDADO

Correspondiente al período económico finalizado el 30/09/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

	2004	2003
DEUDORAS	**12.095.867**	**10.983.716**
Contingentes	**8.187.917**	**7.218.487**
Garantías recibidas	1.771.486	2.206.674
Otras no comp. en las normas de clasif. de deudores	4.058.136	3.759.918
Cuentas contingentes deudoras por contra	2.358.295	1.251.895
De control	**3.527.720**	**3.757.519**
Créditos clasificados irrecuperables	911.832	743.851
Otras	2.607.614	3.013.668
Cuentas de control deudoras por contra	8.274	-
De derivados	**370.330**	**7.710**
Valor "nocional" de opciones por compra tomadas	370.330	-
Cuentas de derivados deudoras por contra	-	7.710
De actividad fiduciaria	**9.900**	**-**
Fondos de fideicomiso	9.900	-
ACREEDORAS	**12.095.867**	**10.983.716**
Contingentes	**8.187.917**	**7.218.487**
Créditos acordados (saldos no utilizados) comp. en las normas de clasif. de deudores (Anexo B)	7.058	815
Garantías otorgadas al BCRA	508.505	491.041
Otras garantías otorgadas no comprendidas en las normas de clasificación de deudores	843.821	36.354
Cuentas contingentes acreedoras por contra	6.828.533	6.690.277
De control	**3.527.720**	**3.757.519**
Valores por acreditar	7.876	232
Cuentas de control acreedoras por contra	3.519.844	3.757.287
De Derivados	**370.330**	**7.710**
Valor "nocional" de opciones por compra lanzadas	-	7.710
Cuentas de derivados acreedoras por contra	370.330	-
De actividad fiduciaria	**9.900**	**-**
Cuentas de actividad fiduciaria acreed. por contra	9.900	-

Las notas son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (B)

CLASIFICACION DE LAS FINANCIACIONES POR SITUACION Y GARANTIAS RECIBIDAS CONSOLIDADO

Correspondiente al período económico finalizado el 30/09/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

CARTERA COMERCIAL	2004	2003
En situación normal	1.156.657	1.027.808
Con garantías y contragarantías preferidas "B"	700	168.812
Sin garantías ni contragarantías preferidas	1.155.957	858.996
Con riesgo potencial	1.240	2.029
Con garantías y contragarantías preferidas "B"	1.238	2.029
Sin garantías ni contragarantías preferidas	2	-
Con problemas	154	-
Con garantías y contragarantías preferidas "B"	154	-
Sin garantías ni contragarantías preferidas	-	-
Con alto riesgo de insolvencia	1.212	1.802
Con garantías y contragarantías preferidas "B"	-	590
Sin garantías ni contragarantías preferidas	1.212	1.212
Irrecuperable	7.115	14.736
Con garantías y contragarantías preferidas "B"	164	7.536
Sin garantías ni contragarantías preferidas	6.951	7.200
Irrecuperable por disposición técnica	767	997
Con garantías y contragarantías preferidas "B"	-	-
Sin garantías ni contragarantías preferidas	767	997
TOTAL CARTERA COMERCIAL	1.167.145	1.047.372

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

BANCO HIPOTECARIO

ANEXO (B)

Continuación

CLASIFICACION DE LAS FINANCIACIONES POR SITUACION Y GARANTIAS RECIBIDAS CONSOLIDADO

Correspondiente al período económico finalizado el 30/09/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

CARTERA DE CONSUMO Y VIVIENDA	2004	2003
Cumplimiento normal	1.540.106	1.587.798
Con garantías y contragarantías preferidas "B"	1.433.307	1.516.389
Sin garantías ni contragarantías preferidas	106.799	71.409
Cumplimiento inadecuado	109.844	167.353
Con garantías y contragarantías preferidas "B"	102.755	159.618
Sin garantías ni contragarantías preferidas	7.089	7.735
Cumplimiento deficiente	69.138	87.640
Con garantías y contragarantías preferidas "B"	63.577	84.003
Sin garantías ni contragarantías preferidas	5.561	3.637
De difícil recuperación	102.006	109.853
Con garantías y contragarantías preferidas "B"	83.962	102.454
Sin garantías ni contragarantías preferidas	18.044	7.399
Irrecuperable	173.971	249.646
Con garantías y contragarantías preferidas "B"	54.635	145.329
Sin garantías ni contragarantías preferidas	119.336	104.317
Irrercuperable por disposición Técnica	38.685	24.210
Con garantías y contragarantías preferidas "B"	30.994	19.914
Sin garantías ni contragarantías preferidas	7.691	4.296
TOTAL CARTERA DE CONSUMO Y VIVIENDA	2.033.750	2.226.500
TOTAL GENERAL	3.200.895	3.273.872

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

1. BASES DE CONSOLIDACION

Los presentes estados contables reflejan las operaciones consolidadas de Banco Hipotecario Sociedad Anónima y BACS Banco de Crédito y Securitización Sociedad Anónima correspondientes a los períodos económicos finalizados el 30 de septiembre de 2004 y 2003, y de BHN Sociedad de Inversión Sociedad Anónima correspondientes a los períodos económicos finalizados el 30 de junio de 2004 y 2003.

No obstante mantener el Banco Hipotecario Sociedad Anónima el control accionario en BHN Inmobiliaria Sociedad Anónima y a partir del 3 octubre de 2000 en VR-Tasaciones y Certificaciones Sociedad Anónima, dichas participaciones no han sido consolidadas dado que la gerencia considera que para el primer caso su actividad no resulta homogénea ni complementaria con la del Banco y la segunda por ser poco significativa.

La participación de Banco Hipotecario Sociedad Anónima en las sociedades consolidadas y no consolidadas al 30 de septiembre de 2004 es la siguiente:

- BACS Banco de Crédito y Securitización Sociedad Anónima: 43.750.000 de acciones escriturales ordinarias de $ 1 cada una con derecho a un voto por acción que representa el 70% del capital social.
- BHN Sociedad de Inversión Sociedad Anónima: 17.999.920 de acciones escriturales ordinarias de valor $1 cada una con derecho a un voto por acción que representan el 99,99% del capital social.
- BHN Inmobiliaria Sociedad Anónima: 1.899.880 de acciones escriturales ordinarias de valor $ 1 cada una con derecho a un voto por acción que representan 99,99% del capital social.
- VR - Tasaciones y Certificaciones Sociedad Anónima: 100.000 de acciones ordinarias de valor $ 1 cada una con derecho a un voto por acción que representan el 100% del capital social.

El procedimiento para la incorporación de las cuentas correspondientes a las sociedades controladas y consolidadas BHN Sociedad de Inversión Sociedad Anónima - consolidada - y BACS Banco de Crédito y Securitización Sociedad Anónima fue el siguiente:

1.1. El estado contable del Banco ha sido preparado de acuerdo con normas de exposición y valuación de Banco Central de la República Argentina, incluyendo los saldos consolidados línea por línea del estado de situación patrimonial, estado de resultados, cuentas de orden, estado de origen y aplicación de fondos y anexo B.

1.2. Se eliminaron del estado de situación patrimonial, estado de resultados, cuentas de orden, de origen y aplicación de fondos y anexo B las partidas originadas en operaciones entre las sociedades, no trascendidas a terceros.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

1.3. La porción del patrimonio neto de la sociedad controlada de propiedad de terceros, se expone en el estado de situación patrimonial consolidado en la línea "participación de terceros".

1.4. La porción del resultado de la sociedad controlada que corresponde a terceros, se expone en el estado de resultado consolidado en la línea "participación de terceros".

2. BASES DE PRESENTACION DE LOS ESTADOS CONTABLES CONSOLIDADOS

Los estados contables consolidados de Banco Hipotecario Sociedad Anónima han sido preparados de acuerdo con las disposiciones de la Comunicación "A" 2813 complementarias y modificatorias emitidas por el Banco Central de la República Argentina referidas al Régimen Informativo Contable para publicación trimestral/anual y con los lineamientos de la Resolución Técnica N° 21 de la Federación Argentina de Consejos Profesionales en Ciencias Económicas.

Los estados contables consolidados de BHN Sociedad de Inversión Sociedad Anónima y estados contables básicos de BACS Banco de Crédito y Securitización Sociedad Anónima han sido preparados teniendo en cuenta criterios similares a los aplicados por Banco Hipotecario Sociedad Anónima.

A partir del 1 de enero de 2002, y como consecuencia de la aplicación de la Comunicación "A" 3702, basada en la derogación de toda norma legal y reglamentaria que impedía la reexpresión de saldos contables a moneda de cierre, el Banco ha reanudado la aplicación del Ajuste por Inflación, siguiendo el método de reexpresión establecido por la Resolución Técnica Nro. 6 de la Federación Argentina de Consejos Profesionales en Ciencias Económicas.

Con fecha 25 de marzo de 2003, el Poder Ejecutivo Nacional emitió el Decreto 664 que establece que los estados contables de ejercicios que cierran a partir de dicha fecha sean expresados en moneda nominal. En consecuencia, y de acuerdo con la Comunicación "A" 3921 del BCRA, se discontinuó la reexpresión de los estados contables a partir del 1 de marzo de 2003.

Los principales criterios de exposición y valuación seguidos para su preparación, se describen a continuación:

2.1. Activos y pasivos en moneda extranjera

Se han valuado al tipo de cambio de referencia del dólar estadounidense difundido por el BCRA o en el caso de tratarse de monedas distintas, se convirtieron a dólar estadounidense utilizando los tipos de pase comunicados por la mesa de operaciones del BCRA, vigentes al cierre de las operaciones del último día hábil de los períodos finalizados el 30 de septiembre de 2004 y 2003.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° I F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

2.2. Activos en oro y otros metales preciosos

Las tenencias de oro y plata han sido valuadas utilizando la última cotización cierre vendedor registrada en el mercado de Londres, en dólares estadounidenses, neto de los gastos directos de venta y convertidos a pesos al tipo de cambio de referencia del dólar estadounidense difundido por el BCRA vigente al cierre de las operaciones del último día hábil del período finalizado el 30 de septiembre de 2004 y 2003.

Atento lo dispuesto mediante Comunicación "A" 2290 del BCRA, las tenencias de plata han sido incluidas en el rubro Disponibilidades teniendo en cuenta que: i) cuentan con un valor de mercado que surge de cotizaciones diarias de transacciones relevantes y ii) son amonedados o conforman "barras de buena entrega" de acuerdo con la normativa contemplada por el Ente Rector.

2.3. Devengamiento de intereses y ajustes de capital (CER y CVS)

El devengamiento de intereses para la totalidad de las operaciones activas y ciertas operaciones pasivas, en moneda nacional y en moneda extranjera y cuyo lapso de vigencia supere los noventa y dos días se ha efectuado siguiendo el método exponencial, interrumpiéndose el devengamiento de intereses para préstamos cuya mora supera los noventa días.

Los ajustes de capital por aplicación del CER y CVS fueron devengados de acuerdo con normas emitidas por el BCRA, interrumpiéndose el devengamiento mismo para préstamos cuya mora supera los noventa días.

2.4. Títulos públicos y privados

Con cotización - Del país y del exterior:

Los títulos clasificados en las cuentas de "Tenencias para operaciones de compra-venta o intermediación" e "Inversiones en títulos privados con cotización" se han valuado de acuerdo al valor de cotización al último día de operaciones del período y con la deducción de la previsión estimada, en caso de corresponder o a su valor residual técnico en los casos de los títulos privados que están autorizados a cotizar en euromercados y en la Bolsa de Comercio de Buenos Aires.

Los Bonos del Gobierno Nacional BODEN en US$ 2012 clasificados en las cuentas de "Tenencias en cuentas de inversión" se han incorporado por su valor técnico, con los considerandos establecidos en la Comunicación "A" 3785, complementarias y modificatorias. Al fin de cada ejercicio se acrecientan en función de los intereses devengados según las condiciones de emisión. El nuevo saldo en moneda extranjera se convierte a pesos según el tipo de cambio de referencia publicado por el BCRA.

Los Bonos del Gobierno Nacional BODEN 2012 recibidos en dación en pago de titulares de préstamos hipotecarios, de acuerdo con lo establecido por Decreto 905/02, han sido valuados al 30 de septiembre de 2003 a su poder cancelatorio de asistencias recibida del BCRA, esto es a $1.40 más CER.

Guillermo C. Martínz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Los títulos públicos nacionales originalmente emitidos en moneda extranjera y bajo legislación local, han sido pesificados a la relación $1,40 por dólar estadounidense, de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias.

Los títulos públicos nacionales originalmente emitidos en moneda extranjera no alcanzados por la pesificación, se encuentran registrados a su valor contable al 31 de diciembre de 2003.
Sin cotización - Del país:

Los títulos clasificados en las cuentas de "Títulos públicos sin cotización" se encuentran valuados al valor de costo más las rentas devengadas pendientes de cobro.

Se encuentran registrados "Bonos Garantizados" emitidos por el Fondo Fiduciario para el Desarrollo Provincial recibidos en el marco del Decreto N° 1579/02, Resolución 539/02 del Ministerio de Economía y normas complementarias. Los mismos han sido valuados a su valor contable promedio (para aquellos títulos que serán afectados a garantía para la suscripción de bonos cobertura) o valor presente o técnico el menor (para los restantes títulos), ambos criterios de acuerdo con los lineamientos expresados en la Comunicación "A" 3911, complementarias y modificatorias.

2.5. Préstamos

La cartera de préstamos en situación regular y cuya mora no supere los noventa días se encuentra valuada por los capitales efectivamente prestados, más los intereses capitalizados, netos de amortizaciones de capital percibidas y reconsideraciones de saldos de deuda, más ajustes (CER y CVS, en los casos que corresponda) e intereses devengados a cobrar y deducida la previsión estimada para cubrir riesgos de incobrabilidad.

Los préstamos garantizados Decreto 1387/01 se han valuado de acuerdo con los lineamientos de la Comunicación "A" 3911, complementarias y modificatorias, de la siguiente manera: i) los que se encuentran afectados al matching a su valor presente (flujo de fondos según condiciones contractuales, descontados a las tasas de interés dispuestas por el BCRA) o a su valor técnico (importe, actualizado, de corresponder por CER, más intereses devengados según condiciones contractuales), el menor. Ese valor ha sido comparado con el valor teórico (valor contable al 28 de febrero de 2003, neto de la cuenta regularizadora, más, si correspondiera ajuste por CER). Las diferencias de esta comparación se reflejan en una cuenta regularizadora del activo, ii) los préstamos que serán afectados en garantía de adelantos otorgados por el BCRA para la suscripción de los bonos cobertura previstos en el Decreto 905/02 a su valor contable promedio establecido por la Comunicación "A" 3756.

Otros préstamos al sector público, no incluidos en el párrafo anterior, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias aplicándose el CER a

Guillermo C. Martinez
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

partir del 3 de febrero de 2002 y estableciendo tasas máximas según lo dispuesto por Decreto 1579/02, en caso de haberse presentado dichos activos al canje provincial.

Los préstamos al Sector Privado no Financiero, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,00 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias aplicándose el CER y CVS a partir del 3 de febrero de 2002 y estableciéndose tasas máximas de acuerdo al prestatario.

2.6. Otros créditos por intermediación financiera

Los créditos hipotecarios individuales cedidos en fideicomiso pendientes de titulización registrados en el presente rubro se han valuado y pesificado siguiendo el criterio expuesto en el punto 2.3. y 2.5.

El importe registrado en la cuenta "Otros no comprendidos en las normas de clasificación de deudores - Compensación a Recibir del Gobierno Nacional" incluye el equivalente en pesos a su valor técnico del derecho a recibir, de acuerdo con los artículos 28 y 29 del Decreto 905, hasta tanto el BCRA acredite el remanente de los BODEN 2012 en dólares estadounidenses solicitados en cumplimiento de dicha disposición.

El Banco ha efectuado una operación de recompra de sus obligaciones negociables mediante un acuerdo de financiación con DePfa Investment Bank Ltd. Dichos derechos han sido valuados a valor de mercado de las obligaciones negociables subyacentes al cierre del presente período.

Los derechos emergentes de la operación de total return swap que comprende acciones propias del Banco, han sido valuados al precio de mercado del subyacente al cierre del presente período.

2.7. Participaciones en otras sociedades

Este rubro comprende las tenencias accionarias que el Banco mantiene en:

- BHN Inmobiliaria Sociedad Anónima, sociedad controlada con actividad no homogénea. Dicha participación se encuentra registrada a su valor patrimonial proporcional al 31 de marzo de 2004.
- Otras tenencias accionarias: Mercado Abierto Electrónico Sociedad Anónima, ACH Sociedad Anónima, VR-Tasaciones y Certificaciones Sociedad Anónima, Mortgage.com Inc. y VR-Particulares Sociedad Anónima. Dichas participaciones se encuentran registradas a su valor de costo o valor estimado de recupero, el menor.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

2.8. Créditos Diversos

Los BODEN 2012 y Préstamos Garantizados del Gobierno Nacional depositados en garantía, se valúan siguiendo los criterios expuestos en el tercer párrafo del punto 2.4. y segundo párrafo del punto 2.5., respectivamente.

2.9. Bienes de uso y diversos

Estos bienes se encuentran registrados a su valor de costo reexpresados en moneda constante hasta el 28 de febrero de 2003, neto de las depreciaciones acumuladas calculadas por el método de línea recta en función de la vida útil estimada de los bienes. El costo de los bienes incorporados antes del 31 de diciembre de 1994 se encuentran reexpresados en moneda constante de esa fecha, en tanto que los movimientos posteriores a dicha fecha se encuentran valuados a moneda corriente del período al que corresponden.

El Banco registra en el rubro "Bienes Diversos - Bienes Tomados en Defensa del Crédito", unidades de vivienda ingresadas al patrimonio del Banco en concepto de cancelación de créditos hipotecarios. Los mismos se valúan a su valor de mercado o el valor del crédito neto de previsiones, el menor.

Los valores residuales de los bienes en su conjunto no exceden los valores de utilización económica, excepto por los bienes destinados a la venta, los cuales no superan su valor neto de realización.

2.10. Primas por seguros sobre viviendas, de vida y de desempleo en operaciones de préstamos

La política del Banco es reconocer los ingresos por primas en oportunidad de producirse el devengamiento de la cuota del préstamo respectivo, excepto para aquellos préstamos cuya mora supere los noventa días, en tanto que los cargos por siniestros son imputados a resultados en el período en que éstos ocurren.

En los estados contables se refleja una reserva por miles de pesos 12.013 que se expone en el Patrimonio Neto en la columna Reservas de Utilidades - Otras y una reserva por la actividad de seguros por miles de pesos 10.009 y miles de pesos 9.085 al 30 de septiembre de 2004 y 2003, respectivamente, expuesta en el rubro "Previsiones" del Pasivo.

2.11. Bienes intangibles

Corresponde a gastos de organización y desarrollo de sistemas del Banco Hipotecario SA y gastos de organización por constitución y puesta en marcha y software de computación de BHN Sociedad de Inversión SA y BACS Banco de Crédito y Securitización SA. Los mismos han sido reexpresados en moneda constante hasta el 28 de febrero de 2003, y se amortizan sobre base mensual y por el método de línea recta en función de la vida útil asignada.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

2.12. Depósitos

Los depósitos se encuentran valuados a su valor de imposición, más ajustes (CER) e intereses devengados en caso de corresponder. La retribución fija de cada operación se devenga en forma exponencial, en tanto que la retribución variable se devenga aplicando la proporción de retribución pactada a la variación positiva en el precio del activo financiero o índice de activos financieros, operada entre el momento de concertación y el cierre de mes.

Los depósitos, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo a lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias, aplicándose el CER a partir del 3 de febrero de 2002.

2.13. Otras obligaciones por intermediación financiera

Las operaciones vigentes al 30 de septiembre de 2003, originalmente pactadas en moneda extranjera de opciones y futuros liquidadas y/o con acuerdo de liquidación escritos entre las partes con anterioridad a la vigencia de Decreto 992 se encuentran valuadas a los distintos tipos de cambio pactados en la liquidación de cada operación entre las partes. Las restantes operaciones no renegociadas a la fecha de vigencia del citado decreto han sido pesificadas a la relación de cambio $ 1,40 por dólar estadounidense, encontrándose registradas como operaciones a la vista.

2.14. Valuación de opciones

El Banco ha adquirido una opción de compra por miles de euros 100.000. La prima sobre dicho derecho ha sido valuada a precio de mercado al cierre del período.

Las primas por opciones de compra lanzadas y tomadas se han devengado linealmente durante el plazo de duración del contrato.

2.15. Indemnizaciones por despido

El Banco no constituye previsiones para cubrir el riesgo de las indemnizaciones por despido del personal. Las erogaciones correspondientes a este concepto son cargadas a los resultados del ejercicio en que se producen.

2.16. Impuesto a las ganancias

De acuerdo a lo establecido en el artículo 28 de la Ley 24855, Banco Hipotecario Sociedad Anónima está alcanzado por el impuesto a las ganancias, excepto para todas las operaciones de crédito para la vivienda concretadas con anterioridad al 23 de Octubre de 1997, fecha de inscripción del estatuto en la Inspección General de Justicia.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

El Banco reconoce, cuando corresponda, los cargos a resultados y registra una provisión en el pasivo por el impuesto determinado sobre sus operaciones imponibles en el ejercicio fiscal al que correspondan.

2.17. Impuesto a las ganancias mínimas presuntas

No obstante que el impuesto ingresado puede considerarse como un crédito fiscal a cuenta del impuesto a las ganancias por un período de hasta 10 años, el Banco ha imputado dicha erogación a resultados.

2.18. Patrimonio neto

a. Capital social, reservas y ajuste de capital:

Los movimientos y saldos en cuentas del patrimonio neto anteriores al 31 de diciembre de 1994 han sido reexpresados en moneda de esa fecha, siguiendo el método expuesto en el tercer párrafo de la presente nota. Los movimientos posteriores a dicha fecha se encuentran expuestos en moneda corriente del ejercicio al que corresponden. Los saldos de cuentas del Patrimonio Neto al 30 de septiembre de 2004 se encuentran reexpresados hasta el 28 de febrero de 2003. El ajuste derivado de la reexpresión del saldo de "Capital Social" fue imputado a "Ajustes al Patrimonio".

b. Resultados:

Se encuentran imputados los resultados devengados en el período, reexpresados en moneda de cierre, con independencia de que se haya efectivizado su cobro o pago. Los resultados monetarios por exposición a la inflación fueron determinados hasta el 28 de febrero de 2003 según se indica:

b.1) Resultado monetario por intermediación financiera: incluye el resultado por exposición a la inflación originado en activos y pasivos relacionados con el ejercicio de la actividad de intermediación habitual entre la oferta y la demanda de recursos financieros.

b.2) Resultado monetario vinculado con egresos operativos: incluye el resultado por exposición a la inflación originado en activos y pasivos monetarios en pesos, relacionados con gastos de administración.

b.3) Resultado monetario por otras operaciones: Incluye el resultado por exposición a la inflación originado en activos y pasivos que no están relacionados con la intermediación financiera.

c. Ajuste de Resultados de Ejercicios Anteriores :

De acuerdo a lo dispuesto por Asamblea de Accionistas de fecha 31 de mayo de 2004, en cuanto a que los honorarios asignados a los Directores integrantes del Comité Ejecutivo en concepto de participación en las ganancias y apreciación accionaria, sean con cargo al ejercicio 2003, se han imputado como ajustes de resultados anteriores miles de pesos 5.176.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

La preparación de estados contables requiere por parte del Directorio del Banco la realización de estimaciones que afectan activos y pasivos, resultados del período y la determinación de activos y pasivos contingentes a la fecha de los mismos. Dado que dichas estimaciones involucran juicios de valor respecto de la probabilidad de ocurrencia de hechos futuros, los resultados reales pueden diferir de los estimados pudiendo ocasionar pérdidas o ganancias que afecten los períodos subsecuentes. Por otra parte se han considerado todas las disposiciones legales y reglamentarias vigentes hasta la fecha de presentación.

La información de los estados contables de igual período del ejercicio anterior, que se presenta a fines comparativos, incluye ciertas reclasificaciones y ajustes que contemplan aspectos específicos de exposición a los efectos de presentarla sobre bases uniformes con las del presente período.

3. DIFERENCIAS ENTRE NORMAS DEL BCRA Y NORMAS CONTABLES PROFESIONALES

Las principales diferencias entre las normas del BCRA y las normas contables profesionales, considerando lo expuesto en la primera parte de la Nota 10 del cuerpo básico, se detallan a continuación:

3.1. Criterios de valuación

a) Compensación a recibir, según artículos 28 y 29 del Decreto 905/02 y títulos en cuentas de inversión

Al 30 de septiembre de 2004 y 2003, el Banco mantiene contabilizado en los rubros "Títulos Públicos - Tenencias en cuentas de inversión", "Otros Créditos por Intermediación Financiera - Otros no comprendidos en las normas de clasificación de deudores" y Créditos Diversos - Otros" los títulos públicos recibidos y a recibir, respectivamente, originados en la compensación establecida por los artículos 28 y 29 del Decreto 905/02.

Adicionalmente, existen BODEN 2012 recibidos como cancelación de préstamos hipotecarios, mantenidos en cuentas de inversión.

De acuerdo con normas contables profesionales, la valuación debería realizarse de acuerdo con los valores de cotización netos de los gastos estimados de venta, imputando las diferencias de cotización a los resultados de cada período, excepto que exista capacidad e intención de mantener los mismos hasta su vencimiento.

b) Previsiones Sector Público No Financiero

La normativa vigente respecto a previsionamiento emanada del BCRA determina que las acreencias con el Sector Público no se encuentren sujetas a previsiones por riesgo de

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

incobrabilidad. De acuerdo con normas contables profesionales dichas previsiones deben estimarse en función al riesgo de recuperabilidad de los activos.

c) Contabilización del impuesto a las ganancias por el método del impuesto diferido

El Banco determina el impuesto a las ganancias aplicando la tasa vigente sobre la utilidad impositiva estimada, sin considerar el efecto de las diferencias temporarias entre el resultado contable y el impositivo. De acuerdo con las normas contables profesionales, el reconocimiento del impuesto a las ganancias debe efectuarse por el método del impuesto diferido.

Valuación de opciones

El Banco valúa ciertas primas por opciones de compra lanzadas y tomadas en base al devengamiento lineal. Este criterio difiere de las normas contables profesionales, las que determinan que las mismas deben valuarse a su valor de mercado.

e) Valor actual neto de préstamos garantizados, títulos públicos y otros similares

Por resolución N° 87/03, el CPCECABA suspendió la aplicación del criterio de medición al valor actual, mediante la aplicación de una tasa de interés relevante de mercado, en base a futuros ingresos o egresos de fondos de préstamos, inversiones y otras cuentas por cobrar o pagar generadas por la actividad específica de las entidades financieras. Dicho criterio difiere con lo dispuesto por la Comunicación "A" 3911.

f) Valuación a valor patrimonial proporcional

La RT 21 establece para el cálculo del valor patrimonial proporcional, que las fechas de cierre de los ejercicios económicos deben ser coincidentes para la inversora como así también para las emisoras, este criterio difiere de lo dispuesto por el BCRA. Adicionalmente deberá considerarse igual criterio de valuación de acuerdo con normas contables profesionales para todas las subsidiarias.

g) Reexpresión a moneda constante

Los estados contables al 30 de septiembre de 2003 reconocen los efectos de las variaciones en el poder adquisitivo de la moneda hasta el 28 de febrero de 2003, siguiendo el método de reexpresión establecido por la RT N° 6 (modificada por la RT N° 19) de la FACPCE. De acuerdo con lo dispuesto por el Decreto 664/03 del Poder Ejecutivo, la Comunicación "A" 3921 del BCRA y la Resolución 441 de la CNV, el Banco discontinuó la aplicación de dicho método y, por lo tanto, no reconoció contablemente los efectos de las variaciones en el poder adquisitivo de la moneda originados a partir del 1 de marzo de 2003.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

De acuerdo con lo dispuesto por la Resolución MD 10 y 41/2003 del CPCECABA, las normas contables profesionales mantuvieron vigente la aplicación de este método hasta los ejercicios cerrados al 30 de septiembre de 2003.

No obstante, dado que la variación del IPIM por el período marzo/septiembre de 2003 fue de 2,1% (negativa), los efectos de no haber reconocido dichas variaciones no han sido significativos en relación con los presentes estados contables.

3.2. Aspectos de exposición

a) Estados contables comparativos

De acuerdo con normas contables profesionales, el Banco debería presentar la información comparativa del estado de situación patrimonial con la correspondiente al mismo estado a la fecha de cierre del ejercicio completo precedente, en este caso, el 31 de diciembre de 2003.

b) Estado de origen y aplicación de fondos, Resultado por acción y Segmento de negocio

El criterio establecido por la RT 19, para la exposición de estos conceptos, difiere de lo que se establece la CONAU 1 del BCRA.

4. BIENES DE DISPONIBILIDAD RESTRINGIDA DE SOCIEDADES VINCULADAS

Al 30 de junio de 2004, BHN Sociedad de Inversión Sociedad Anónima no cuenta con bienes de disponibilidad restringida.

BACS Banco de Crédito y Securitización SA esta alcanzado por las disposiciones del Decreto 905/02 que dispuso que el BCRA otorgará financiación a las entidades financieras para la suscripción de Bonos del Estado Nacional (BODEN 2012 en dólares estadounidenses) destinados a cubrir la posición neta negativa en moneda extranjera, requiriendo al efecto activos en garantía sobre dicha financiación. A la fecha de los presentes estados contables, no se han individualizado los activos que el banco ofrecerá al Ente Rector.

Como consecuencia de la línea de financiamiento con International Finance Corporation (IFC), BACS Banco de Crédito y Securitización SA mantiene afectados en garantía los certificados de participación del Fideicomiso Financiero BACS II y del fideicomiso BACS Funding I Mortgage Trust.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

5. MORTGAGE SYSTEMS INTERNATIONAL LLC ("MSI")

Atento a la participación accionaria que posee BHN Sociedad de Inversión SA en Mortgage Systems International LLC ("MSI"), y en razón de los inconvenientes que pueden derivarse de seguir manteniendo una participación accionaria mayor al 12,5% en una sociedad que actualmente no presta servicios complementarios a la actividad específica del Banco, el Directorio resolvió mediante acta N° 135 del 3 de diciembre de 2003, que: i) se refleje adecuadamente la situación emergente de la tenencia accionaria en MSI en nota a los estados contables consolidados; ii) se considere el exceso de la participación que en el capital accionario de MSI posee BHN Sociedad de Inversión SA, como mayor exigencia en la determinación del capital mínimo consolidado según lo establecen las normas aplicables; y, iii) se realicen las presentaciones que correspondan ante el BCRA proponiendo el debido encuadramiento.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° I F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL

Correspondiente al período económico finalizado el 30/09/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

ACTIVO	2004	2003
A Disponibilidades	**544.597**	**302.354**
Efectivo	36.655	25.500
Bancos y corresponsales	344.679	175.147
Otras (Nota 10.2.)	163.263	101.707
B Títulos Públicos y Privados (Anexo A y Nota 10.4.)	**598.397**	**1.269.393**
Tenencias en cuentas de inversión	234.451	897.590
Tenencias para operaciones de compra-venta o intermediación	66.709	44.266
Títulos públicos sin cotización	187.844	198.610
Inversiones en títulos privados con cotización	11.230	3.662
Instrumentos emitidos por el BCRA	98.163	125.265
C Préstamos (Anexos B, C y D y Notas 10.3., 10.5.)	**2.492.253**	**2.406.166**
Al sector público no financiero	824.991	771.137
Al sector financiero	61.260	6.169
Al sector privado no financiero y residentes en el exterior	1.912.731	2.087.054
Adelantos	119.093	139.000
Documentos	15	-
Hipotecarios	1.708.840	1.904.158
Prendarios	818	-
Personales	10.598	623
Tarjetas de crédito	345	-
Cobros no aplicados	(10.769)	(20.449)
Otros	59.763	25.615
Intereses y diferencias de cotización devengados a cobrar	24.028	38.107
Previsiones (Anexo J y Notas 12 y 13)	(306.729)	(458.194)
D Otros créditos por intermediación financiera (Anexos B, C y D y Notas 10.3. y 10.6.)	**4.105.935**	**3.071.775**
Banco Central de la República Argentina	4.949	3.221
Montos a cobrar por ventas contado a liquidar y a término	30.838	-
Especies a recibir por compras contado a liquidar y a término	717.378	4.412
Primas por opciones tomadas	3.860	-
Otros no comprendidos en las normas de clasificación de deudores (Nota 16)	3.032.369	2.749.333
Otros comprendidos en las normas de clasificación de deudores (Notas 16 y 17)	345.836	326.567
Intereses deveng. a cobrar comprendidos en las normas de clasif. de deudores (Nota 17)	14.140	16.241
Previsiones (Anexo J)	(43.435)	(27.999)

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha 8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL

Correspondiente al período económico finalizado el 30/09/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

	2004	2003
F Participaciones en otras sociedades (Anexo E y Notas 10.7. y 31)	**122.855**	**107.246**
En entidades financieras	78.238	73.075
Otras	44.617	34.171
G Créditos diversos (Nota 10.8.)	**630.240**	**322.416**
Otros (Nota 18)	656.790	354.331
Otros intereses devengados a cobrar	1.698	1.698
Previsiones (Anexo J)	(28.248)	(33.613)
H Bienes de uso (Anexo F y Nota 10.9.)	**90.773**	**97.085**
I Bienes diversos (Anexo F y Nota 10.9.)	**26.776**	**32.723**
J Bienes intangibles (Anexo G y Nota 10.11.)	**5.720**	**1.984**
Gastos de organización y desarrollo	5.720	1.984
K Partidas pendientes de imputación	**2.630**	**9.791**
TOTAL DE ACTIVO	**8.620.176**	**7.620.933**

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL

Correspondiente al período económico finalizado el 30/09/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

		2004	2003
	PASIVO		
L	**Depósitos (Anexos H e I y Notas 10.3.,10.12. y 30)**	**202.655**	**110.652**
	Sector Público no Financiero	16.028	14.936
	Sector Financiero	4.639	6.723
	Sector Privado no Financiero y Residentes en el exterior	181.988	88.993
	Cuentas corrientes	9.607	8.606
	Cajas de Ahorro	57.792	26.902
	Cuentas de inversión	46.150	-
	Plazo Fijo	62.802	17.859
	Otros	4.351	25.308
	Intereses y diferencias de cotización devengados a pagar	1.286	10.318
M	**Otras obligaciones por intermediación financiera (Anexo I y Notas 10.3.,10.13. y 10.14.)**	**6.227.582**	**6.331.440**
	Banco Central de la República Argentina	2.192.095	2.069.086
	Otros	2.192.095	2.069.086
	Bancos y Organismos internacionales	492.284	400.572
	Obligaciones negociables no subordinadas (Nota 19)	2.741.557	2.744.169
	Montos a pagar por compras contado a liquidar y a término	638.826	4.412
	Especies a entregar por ventas contado a liquidar y a término	31.186	-
	Primas por opciones lanzadas	-	1.501
	Financiaciones recibidas de entidades financieras locales	-	246.220
	Otras (Nota 22)	46.011	307.878
	Intereses y diferencias de cotización devengados a pagar	85.623	557.602
N	**Obligaciones Diversas**	**41.882**	**30.525**
	Honorarios	5.309	3.406
	Otras (Nota 23)	36.573	27.119
O	**Previsiones (Anexo J y Nota 10.10.)**	**244.274**	**175.403**
Q	**Partidas pendientes de imputación**	**4.655**	**784**
	TOTAL DE PASIVO	**6.721.048**	**6.648.804**
	PATRIMONIO NETO (según estado respectivo) (Nota 10.18.)	**1.899.128**	**972.129**
	TOTAL DE PASIVO MAS PATRIMONIO NETO	**8.620.176**	**7.620.933**

Las notas y anexos son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE RESULTADOS

Correspondiente al período económico finalizado el 30/09/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

	2004	2003
A Ingresos Financieros	556.178	310.781
Intereses por disponibilidades	439	374
Intereses por préstamos al sector financiero	257	-
Intereses por adelantos	2.990	7.422
Intereses por documentos	8	-
Intereses por préstamos hipotecarios	123.011	144.344
Intereses por préstamos prendarios	26	-
Intereses por otros préstamos	8.091	7.177
Intereses por otros créditos por intermediación financiera	21.924	30.850
Resultado neto por opciones	-	958
Resultado neto de títulos públicos y privados	87.196	-
Resultado por préstamos garantizados - Decreto 1387/01	24.167	31.707
Ajuste por cláusula CER	59.436	30.098
Ajuste por cláusula CVS	60.482	28.412
Otros (Nota 24)	168.151	29.439
B Egresos Financieros	227.012	636.414
Intereses por depósitos en cuentas corrientes	89	70
Intereses por depósitos en cajas de ahorro	933	242
Intereses por depósitos a plazo fijo	880	960
Intereses por financiaciones del sector financiero	5.155	42.265
Intereses por otras obligaciones por intermediación financiera	76.655	241.629
Otros intereses	36.202	38.611
Resultado neto por opciones	8.515	-
Resultado neto de títulos públicos y privados	-	88.861
Ajuste por cláusula CER	84.965	47.553
Otros (Nota 24)	13.618	176.223
MARGEN BRUTO DE INTERMEDIACION	329.166	(325.633)
C Cargo por incobrabilidad	13.306	31.160
D Ingresos por servicios	50.595	54.252
Vinculados con operaciones activas	8	-
Vinculados con operaciones pasivas	2.309	2.333
Otros (Nota 25)	48.278	51.919
E Egresos por servicios	20.120	19.963
Comisiones	8.475	11.435
Otros (Nota 26)	11.645	8.528
F Resultado monetario por intermediación financiera	-	(9.314)

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE RESULTADOS

Correspondiente al período económico finalizado el 30/09/2004
Comparativo con igual periodo del ejercicio anterior
En miles de pesos

		2004	2003
G	**Gastos de Administración**	**70.918**	**71.705**
	Gastos en personal	37.922	38.424
	Honorarios a directores y síndicos	1.560	1.498
	Otros honorarios	2.997	3.588
	Propaganda y publicidad	2.488	694
	Impuestos	7.563	5.548
	Otros gastos operativos (Nota 27)	16.177	20.020
	Otros	2.211	1.933
H	**Resultado monetario por egresos operativos**	**-**	**41**
	RESULTADO NETO POR INTERMEDIACION FINANCIERA	**275.417**	**(403.482)**
I	**Utilidades diversas**	**100.706**	**71.106**
	Resultado por participaciones permanentes	7.961	-
	Intereses punitorios	7.092	11.831
	Créditos recuperados y previsiones desafectadas	38.859	44.475
	Otros (Nota 28)	46.794	14.800
J	**Pérdidas diversas**	**152.644**	**121.142**
	Resultado por participaciones permanentes	-	7.749
	Intereses punitorios y cargos a favor del BCRA	26	39
	Cargo por incob. de créditos diversos y otras previsiones	71.750	88.040
	Otros (Nota 29)	80.868	25.314
K	**Resultado monetario por otras operaciones**	**-**	**24**
	RESULTADO NETO ANTES DEL IMPUESTO A LAS GANANCIAS	**223.479**	**(453.494)**
	RESULTADO NETO DEL PERIODO - (PERDIDA) - GANANCIA	**223.479**	**(453.494)**

Las notas y anexos son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE EVOLUCION DEL PATRIMONIO NETO

Correspondiente al período económico finalizado el 30/09/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

Movimientos	Capital Social	Aportes no Capitalizados		Ajustes al Patrimonio	Reserva de Utilidades		Resultados no asignados	Total del período 30/09/2004	Total del período 30/09/2003
		Primas de emisión de acciones	Aportes Irrevocables p/futuros aumentos de capital		Legal	Otras			
1. Saldos al comienzo del ejercicio	1.500.000	-	1	1.797.623	1.022.078	169.608	(2.808.485)	1.680.825	1.425.623
2. Ajuste de resultados de ejercicios anteriores							(5.176)	(5.176)	-
3. Subtotal	1.500.000	-	1	1.797.623	1.022.078	169.608	(2.813.661)	1.675.649	1.425.623
4. Resultado neto del período							223.479	223.479	(453.494)
5. Saldos al cierre del período	1.500.000	-	1	1.797.623	1.022.078	169.608	(2.590.182)	1.899.128	972.129

Véase nuestro informe de fecha 8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE ORIGEN Y APLICACION DE FONDOS

Correspondiente al período económico finalizado el 30/09/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

	2004	2003
<u>Variación de fondos</u>		
Disponibilidades al inicio del ejercicio	379.002	105.973
Aumento (disminución) de los fondos	165.595	196.381
Disponibilidades al cierre del período	544.597	302.354
<u>Causas de variación de los fondos en moneda homogénea</u>		
Más:		
Ingresos financieros cobrados	536.099	266.536
Ingresos por servicios cobrados	50.594	54.252
Menos:		
Egresos financieros pagados	338.607	39.519
Egresos por servicios pagados	20.119	19.963
Gastos de administración pagados	65.196	81.532
<u>Fondos originados en las operaciones ordinarias</u>	162.771	179.774
Otras causas de origen de fondos	561.932	603.842
Aumento neto de depósitos	79.299	-
Aumento neto de otros pasivos	-	42.957
Disminución neta de titulos Publicos y privados	175.054	-
Disminución neta de préstamos	-	378.788
Disminución neta de Otros Creditos por Intermediación financiera	-	110.972
Disminución neta de otros activos	307.579	-
Otros orígenes de fondos	-	71.125
<u>Total de orígenes de fondos</u>	724.703	783.616
Otras causas de aplicación de fondos	559.108	586.357
Aumento neto de titulos Publicos y privados	-	8.301
Aumento neto de préstamos	53.791	-
Aumento neto de otros créditos por intermediación financiera	234.211	-
Aumento neto de otros activos	-	297.053
Disminución neta de depósitos	-	21.475
Disminución neta de otras obligaciones por intermediación financiera	199.208	98.855
Disminución neta de otros pasivos	50.723	-
Otras aplicaciones de fondos	21.175	160.673
<u>Total de aplicaciones de fondos</u>	559.108	586.357
Resultado Monetario generado por disponibilidades	-	878
Aumento (disminución) de los fondos	165.595	196.381

Las notas y anexos son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

CUENTAS DE ORDEN

Correspondiente al periodo económico finalizado el 30/09/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

	2004	2003
DEUDORAS	**11.546.572**	**10.947.362**
Contingentes	**8.157.959**	**7.182.133**
Garantías recibidas	1.771.486	2.183.902
Otras no comp. en las normas de clasif. de deudores	4.053.461	3.759.918
Cuentas contingentes deudoras por contra	2.333.012	1.238.313
De control	**3.018.283**	**3.757.519**
Créditos clasificados irrecuperables	911.832	743.851
Otras	2.098.177	3.013.668
Cuentas de control deudoras por contra	8.274	-
De derivados	**370.330**	**7.710**
Valor "nocional" de opciones de compra tomadas	370.330	-
Cuentas de derivados deudoras por contra	-	7.710
ACREEDORAS	**11.546.572**	**10.947.362**
Contingentes	**8.157.959**	**7.182.133**
Créditos acordados (saldos no utilizados) comp. en las normas de clasif. de deudores (Anexos B, C y D)	7.058	815
Garantías otorgadas al BCRA	508.505	491.041
Otras garantías no comp. en las normas de clasif. de deudores	818.538	-
Cuentas contingentes acreedoras por contra	6.823.858	6.690.277
De control	**3.018.283**	**3.757.519**
Valores por acreditar	7.876	232
Cuentas de control acreedoras por contra	3.010.407	3.757.287
De Derivados	**370.330**	**7.710**
Valor "nocional" de opciones por compra lanzadas	-	7.710
Cuentas de derivados acreedoras por contra	370.330	-

Las notas y anexos son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (A)

DETALLE DE TITULOS PUBLICOS Y PRIVADOS

Correspondiente al período económico finalizado el 30/09/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

Denominación	Identificación	Valor de mercado	Tenencia Saldo según libros 30/09/2004	Saldo según libros 30/09/2003	Posición sin opciones	Opciones	Posición final
TITULOS PUBLICOS CON COTIZACION							
- Tenencias en cuentas de inversión							
Del País		173.761	234.451	897.590	234.451	-	234.451
En moneda extranjera		173.761	234.451	897.590	234.451	-	234.451
Boden 2012 - Bono Compensación	ARR6123=BA	173.761	234.451	798.825	234.451		234.451
Boden 2012 - Cancelación prestamos		-	-	98.765	-		-
Subtotal en cuentas de inversión		173.761	234.451	897.590	234.451	-	234.451
- Tenencias para operaciones de compra-venta o intermediación							
Del País		66.709	66.709	44.266	66.709	-	66.709
En pesos		32.155	32.155	14.415	32.155	-	32.155
Bonos del Tesoro mediano plazo 8.75% - 2002	BONTE 09/05/02	6	6	-	6	-	6
Bonos del Gobierno Nacional en pesos 2 % - 2007	BODEN 2007	20.465	20.465	645	20.465	-	20.465
Bonos del Gobierno Nacional en pesos 2 % - 2008	BODEN 2008	6.071	6.071	10.080	6.071	-	6.071
Bonos del Tesoro mediano plazo 12.125% -2005	ARTY05FD3=ME	178	178	169	178	-	178
Bonos del Tesoro mediano plazo 11.25% -2004	ARTY04FD3=ME	165	165	157	165	-	165
Bonos del Tesoro mediano plazo 8.755% -2002	ARTY02FD3=ME	343	343	341	343	-	343
Otros títulos públicos		4.927	4.927	3.023	4.927	-	4.927
En moneda extranjera		34.554	34.554	29.851	34.554	-	34.554
Letras Externas de la República Argentina		34.554	34.554	29.851	34.554	-	34.554
BODEN 2012		-	-	-	-	-	-
Subtotal en compra-venta o intermediación		66.709	66.709	44.266	66.709	-	66.709
TOTAL DE TITULOS PUBLICOS CON COTIZACION		240.470	301.160	941.856	301.160	-	301.160

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha 8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

DETALLE DE TITULOS PUBLICOS Y PRIVADOS

Correspondiente al periodo económico finalizado el 30/09/2004
Comparativo con igual periodo del ejercicio anterior
En miles de pesos

Denominación	Identificación	Valor de mercado	Tenencia Saldo según libros 30/09/2004	Tenencia Saldo según libros 30/09/2003	Posición sin opciones	Opciones	Posición final
TITULOS PUBLICOS SIN COTIZACION							
Del País		-	187.844	198.610	187.844	-	187.844
En pesos		-	187.844	198.610	187.844	-	187.844
Bonos Garantizados del Gobierno Nacional			187.844	172.458	187.844	-	187.844
Bonos nacionales y provinciales		-	-	3.013	-	-	-
Bonos del Gobierno Nacional		-	-	19.564	-	-	-
Certificado de crédito fiscal		-	-	3.575	-	-	-
TOTAL DE TITULOS PUBLICOS SIN COTIZACION		-	187.844	198.610	187.844	-	187.844
INVERSIONES EN TITULOS PRIVADOS CON COTIZACION							
- Otros representativos de capital		11.230	11.230	3.662	11.230	-	11.230
Del País		11.230	11.230	3.662	11.230	-	11.230
En pesos							
Banco Hipotecario "D" Escritural	ARBHIPO 10161	-	-	2.832	-	-	-
Banco Hipotecario - Opciones.	ARBHI 10100194	333	333	30	333	-	333
CHA 1ra. Serie 2004		-	-	-	-	-	-
Acindar S.A.		2.104	2.104	-	2.104	-	2.104
Aluar S.A.		725	725	-	725	-	725
Banco Francés		-	-	-			
Bansud S.A.		3.107	3.107	-	3.107	-	3.107
Siderar. S.A.		900	900	-	900	-	900
Tenaris S.A.		1.678	1.678	-	1.678	-	1.678
Perez Companc SA		-	-	-	-	-	-
Telecom S.A.		1.587	1.587	-	1.587		1.587
Transportadora Gas del Sur		572	572	-	572		572
Titulo de Deuda Fid. Tarjeta Shopping - 5ta. Serie		224	224	800	224	-	224
TOTAL DE INVERSIONES EN TITULOS PRIVADOS CON COTIZACION		11.230	11.230	3.662	11.230	-	11.230
INSTRUMENTOS EMITIDOS POR EL BCRA							
Letras del Banco Central Republica Argentina	ARVEY43=BA	98.163	98.163	125.265	98.163	-	98.163
TOTAL DE INSTRUMENTOS EMITIDOS POR EL BCRA		98.163	98.163	125.265	98.163		98.163
TOTAL		349.863	598.397	1.269.393	598.397	-	598.397

Guillermo C. Martinez
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (B)

CLASIFICACION DE LAS FINANCIACIONES POR SITUACION Y GARANTIAS RECIBIDAS

Correspondiente al período económico finalizado el 30/09/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

CARTERA COMERCIAL	2004	2003
En situación normal	**1.125.627**	**961.919**
Con garantías y contragarantías preferidas "B"	700	146.040
Sin garantías ni contragarantías preferidas	1.124.927	815.879
Con riesgo potencial	**1.240**	**2.029**
Con garantías y contragarantías preferidas "B"	1.238	2.029
Sin garantías ni contragarantías preferidas	2	-
Con problemas	**154**	**-**
Con garantías y contragarantías preferidas "B"	154	-
Sin garantías ni contragarantías preferidas	-	-
Con alto riesgo de insolvencia	**1.212**	**1.802**
Con garantías y contragarantías preferidas "B"	-	590
Sin garantías ni contragarantías preferidas	1.212	1.212
Irrecuperable	**7.115**	**14.736**
Con garantías y contragarantías preferidas "B"	164	7.536
Sin garantías ni contragarantías preferidas	6.951	7.200
Irrecuperable por disposición técnica	**767**	**997**
Con garantías y contragarantías preferidas "B"	-	-
Sin garantías ni contragarantías preferidas	767	997
TOTAL CARTERA COMERCIAL	1.136.115	981.483

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ANEXO (B)

Continuación

CLASIFICACION DE LAS FINANCIACIONES POR SITUACION Y GARANTIAS RECIBIDAS

Correspondiente al período económico finalizado el 30/09/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

CARTERA DE CONSUMO Y VIVIENDA	2004	2003
Cumplimiento normal	**1.536.257**	**1.587.798**
Con garantías y contragarantías preferidas "B"	1.433.307	1.516.389
Sin garantías ni contragarantías preferidas	102.950	71.409
Cumplimiento inadecuado	**109.844**	**167.353**
Con garantías y contragarantías preferidas "B"	102.755	159.618
Sin garantías ni contragarantías preferidas	7.089	7.735
Cumplimiento deficiente	**69.138**	**87.640**
Con garantías y contragarantías preferidas "B"	63.577	84.003
Sin garantías ni contragarantías preferidas	5.561	3.637
De difícil recuperación	**102.006**	**109.853**
Con garantías y contragarantías preferidas "B"	83.962	102.454
Sin garantías ni contragarantías preferidas	18.044	7.399
Irrecuperable	**173.971**	**249.646**
Con garantías y contragarantías preferidas "B"	54.635	145.329
Sin garantías ni contragarantías preferidas	119.336	104.317
Irrecuperable por disposición Técnica	**38.685**	**24.210**
Con garantías y contragarantías preferidas "B"	30.994	19.914
Sin garantías ni contragarantías preferidas	7.691	4.296
TOTAL CARTERA DE CONSUMO Y VIVIENDA	2.029.901	2.226.500
TOTAL GENERAL	3.166.016	3.207.983

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ANEXO (C)

CONCENTRACION DE LAS FINANCIACIONES

Correspondiente al período económico finalizado el 30/09/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

Número de clientes	FINANCIACIONES			
	2004		2003	
	Saldo de deuda	% sobre cartera total	Monto	% sobre cartera total
10 mayores clientes	992.452	31,35%	903.622	28,17%
50 siguientes mayores clientes	150.838	4,76%	78.836	2,46%
100 siguientes mayores clientes	20.794	0,66%	19.671	0,61%
Resto de clientes	2.001.932	63,23%	2.205.854	68,76%
Total	3.166.016	100%	3.207.983	100%

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. Tº 1 - Fº 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (D)

APERTURA POR PLAZOS DE LAS FINANCIACIONES

Correspondiente al período económico finalizado el 30/09/2004

En miles de pesos

Concepto	Cartera vencida	Plazos que restan para su vencimiento						
		1 mes	3 meses	6 meses	12 meses	24 meses	más de 24 meses	Total
Sector público no financiero	6.659	8.237	2.319	10.554	26.344	32.030	738.848	824.991
Sector financiero	-	41.135	20.125	-	-	-	-	61.260
Sector privado no financiero y residentes en el exterior	48.117	106.081	174.782	53.544	80.572	158.151	1.658.518	2.279.765
Total	**54.776**	**155.453**	**197.226**	**64.098**	**106.916**	**190.181**	**2.397.366**	**3.166.016**

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (E)

DETALLE DE PARTICIPACIONES EN OTRAS SOCIEDADES

Correspondiente al período económico finalizado el 30/09/2004
Comparativo con igual período del ejercicio anterior

En miles de pesos

	Concepto	Acciones y/o cuotas partes						Información sobre el emisor				
									Datos del último estado contable			
	Denominación	Clase	Valor nominal unitario	Votos por acción	Cantidad	Importe al 30/09/2004	Importe al 30/09//2003	Actividad principal	Fecha de cierre del período/ejercicio	Capital Social	Patrimonio neto	Resultado del período/ejercicio
	- **En Entidades Financieras, actividades complementarias y autorizadas**											
	Controladas - del país											
	- BACS Banco de Crédito y Securitización S.A.	ordinarias	1	1	43.750.000	78.238	73.075	Bancaria	30/09/2004	62.500	107.889	10.828
	- BHN Sociedad de Inversión S.A.	ordinarias	1	1	17.999.920	41.468	31.305	Inversión	30/06/2004	18.000	41.472	2.164
(*)	- V.R.Tasaciones y Certificaciones S.A.	ordinarias	1	1	200.000	-	-	Tasaciones y certificaciones	31/12/2000	200	s/d	s/d
	Subtotal controladas - del país					119.706	104.380					
	- **En Otras Sociedades**											
	Controladas - del país											
	- BHN Inmobiliaria S.A.	ordinarias	1	1	1.899.880	3.138	2.764	Intermed. oper. Inmobiliarias	31/03/2004	1.900	3.138	(125)
	Subtotal controladas - del país					3.138	2.764					
	No controladas - del país											
(*)	- BHN Vida S.A.	ordinarias	1	1	120	-	-	Aseguradora	30/06/2004	5.112	6.517	905
(*)	- BHN Seguros Generales S.A.	ordinarias	1	1	120	-	-	Aseguradora	30/06/2004	5.112	7.215	870
(*)	- BHN Seguros de Crédito Hipotecario S.A.	ordinarias	1	1	120	-	-	Aseguradora	30/06/2004	12	106	-
	- Mercado Abierto Electrónico S.A.	ordinarias	1.200	1	1	4	4	Merc. abierto de valores mob.	30/09/2003	1.361	4.092	1.886
	- ACH S.A.	ordinarias	1	1	2.500	7	7	Comp. elect. de medios de pago	31/12/2001	250	1.835	384
(*)	- V.R. Particulares S.A.	ordinarias	1	1	15.000	-	-	Administración de consorcios	31/12/2000	120	s/d	s/d
	Subtotal no controladas - del país					11	11					
	No controladas - del exterior											
	- Mortgage.com Inc.	s/d	s/d	s/d	3.137.173	-	91	Internet	30/09/2002	13.333	6.932	(184)
	Subtotal no controladas - del exterior					-	91					
	Total de participaciones en otras sociedades					122.855	107.246					

(*) VALOR DE PARTICIPACIÓN EN PESOS

- BHN Vida S.A.	120
- BHN Seguros Generales S.A.	120
- BHN Seguros de Crédito Hipotecario S.A.	120
- V.R. Tasaciones y Certificaciones S.A.	1
- V.R. Particulares S.A.	1

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (F)

MOVIMIENTO DE BIENES DE USO Y BIENES DIVERSOS

Correspondiente al periodo económico finalizado el 30/09/2004
Comparativo con igual periodo del ejercicio anterior
En miles de pesos

Concepto	Valor residual al inicio del ejercicio	Incorpora-ciones	Transferen-cias	Bajas	Pérdidas por desvaloriza-ción	Depreciaciones del período		Valor residual al cierre del período 30/09/2004	Valor residual al cierre del período 30/09/2003
						Años de vida útil asignados	Importe		
BIENES DE USO									
- Inmuebles	84.908		(2.120)			50	1.358	81.430	85.379
- Mobiliario e Instalaciones	6.378	141				10	1.289	5.230	6.788
- Maquinas y equipos	1.566	196				5	535	1.227	1.750
- Equipos de computación	2.562	1.899				3	1.733	2.728	3.021
- Diversos	193	29				5	64	158	147
Total	95.607	2.265	(2.120)				4.979	90.773	97.085
BIENES DIVERSOS									
- Obras en Curso	0	5.464					-	5.464	0
- Obras de Arte y Piezas de Colección	195						-	195	195
- Bienes dados en alquiler	5.808					50	103	5.705	5.843
- Bienes tomados en defensa del crédito	0	4.658		1.387			29	3.242	0
- Otros bienes diversos	25.191		2.120	14.845		50	296	12.170	26.685
Total	31.194	10.122	2.120	16.232			428	26.776	32.723

Véase nuestro informe de fecha 8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

DETALLE DE BIENES INTANGIBLES

Correspondiente al período económico finalizado el 30/09/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

Concepto	Valor residual al inicio del ejercicio	Incorporaciones	Transferencias	Bajas	Pérdidas por desvalorización	Amortizaciones del período		Valor residual al cierre del período 30/09/2004	Valor residual al cierre del período 30/09/2003
						Años de vida útil asignados	Importe		
Gastos de organización y desarrollo	1.969	4.066	-		-	3	315	5.720	1.984
Total	**1.969**	**4.066**	**-**	**-**	**-**		**315**	**5.720**	**1.984**

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (I)

APERTURA POR PLAZOS DE LOS DEPOSITOS, OTRAS OBLIGACIONES POR INTERMEDIACION FINANCIERA Y OBLIGACIONES NEGOCIABLES SUBORDINADAS

Correspondiente al período económico finalizado el 30/09/2004

En miles de pesos

Concepto	Plazos que restan para su vencimiento						
	1 mes (*)	3 meses (*)	6 meses (*)	12 meses (*)	24 meses (*)	más de 24 meses (*)	Total
Depósitos	183.063	16.877	2.710	5	-	-	202.655
- Depósito a Plazo Fijo	44.800	16.877	2.710	5	-	-	64.392
- Cuenta de Inversión	46.550	-		-			46.550
- Cajas de Ahorro	57.792	-	-	-	-	-	57.792
- Cuentas Corrientes	16.893	-	-	-	-	-	16.893
- Otros Depósitos	17.028	-	-	-	-	-	17.028
Otras obligaciones por intermediación financiera (OOIF)	229.728	27.398	10.023	273.691	147.451	4.869.279	5.557.570
- Banco Central de la República Argentina							
Otros	3.192	4.238	6.295	26.115	34.088	2.139.063	2.212.991
- Bancos y organismos internacionales							
Facilidades Corto Plazo en pesos	-	-	993	193.863	59.650	-	254.506
Facilidades Garantizadas en dólares	-	-	1.062	20.856	20.856	104.239	147.013
Facilidades Largo Plazo - Tasa Flotante	-	161	-	-	-	17.955	18.116
Facilidades Largo Plazo - Tasa Fija	-	761	-	-	-	74.866	75.627
- Obligaciones negociables no subordinadas							
EMTN Serie III	2.592	-	-	-	-	-	2.592
GMTN Serie I	47.592	-	-	-	-	-	47.592
GMTN Serie IV	2.097	-	-	-	-	-	2.097
GMTN Serie VI	2.780	-	-	-	-	-	2.780
GMTN Serie XVI	41.254	-	-	-	-	-	41.254
GMTN Serie XVII	3.560	-	-	-	-	-	3.560
GMTN Serie XXII	896	-	-	-	-	-	896
GMTN Serie XXIII	28.591	-	-	-	-	-	28.591
GMTN Serie XXIV	24.913	-	-	-	-	-	24.913
GMTN Serie XXV	26.250	-	-	-	-	-	26.250
Bono Garantizado en dólares	-	-	1.673	32.857	32.857	164.219	231.606
Bono Largo Plazo en dólares	-	12.461	-	-	-	1.341.770	1.354.231
Bono Largo Plazo en euros	-	9.777	-	-	-	1.027.167	1.036.944
- Otros							
Otros	46.011	-	-	-	-	-	46.011
Total	412.791	44.275	12.733	273.696	147.451	4.869.279	5.760.225

(*) La exposición de los presentes importes se efectúan de acuerdo con cláusulas contractuales.

Guillermo C. Martínez
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha [illegible] de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (H)

CONCENTRACION DE LOS DEPOSITOS

Correspondiente al período económico finalizado el 30/09/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

Número de clientes	2004		2003	
	Saldo de Deuda	% sobre cartera total	Saldo de Deuda	% sobre cartera total
10 mayores clientes	87.134	43,00%	47.145	42,61%
50 siguientes mayores clientes	23.132	11,41%	6.297	5,69%
100 siguientes mayores clientes	10.309	5,09%	5.404	4,88%
Resto de clientes	82.080	40,50%	51.806	46,82%
Total	202.655	100%	110.652	100%

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (J)

MOVIMIENTO DE PREVISIONES

Correspondiente al período económico finalizado el 30/09/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

Detalle	Saldos al comienzo del ejercicio	Aumentos en moneda homogénea	Disminuciones en moneda homogénea		Saldos al final del período 30/09/2004	Saldos al final del período 30/09/2003
			Desafectaciones	Aplicaciones		
REGULARIZADORAS DEL ACTIVO						
Préstamos						
Por riesgo de incobrabilidad y desvalorización (a)	419.608	-		112.879	306.729	458.194
Otros créditos por Intermediación Financiera						
Por riesgo de incobrabilidad y desvalorización (b)	30.129	13.306	-	-	43.435	27.999
Créditos diversos						
Por riesgo de incobrabilidad y desvalorización (c)	21.433	7.784	-	969	28.248	33.613
Total	**471.170**	**21.090**	**-**	**113.848**	**378.412**	**519.806**
DEL PASIVO						
Otras contingencias (d)	287.279	63.966	-	106.971	244.274	175.353
Compromisos eventuales (e)	-	-	-	-	-	50
Total	**287.279**	**63.966**	**-**	**106.971**	**244.274**	**175.403**

a) POR RIESGO DE INCOBRABILIDAD DE PRESTAMOS : Se originan en el análisis del riesgo de incobrabilidad de la cartera de préstamos efectuada por el Banco, que contempla las normas establecidas por el Banco Central de la República Argentina y estimaciones realizadas durante el período según lo indicado en Notas 12 y 13.

b) POR RIESGO DE INCOBRABILIDAD DE OTROS CREDITOS POR INTERMEDIACION FINANCIERA: Refleja la eventual incobrabilidad de créditos hipotecarios cedidos en fideicomiso pendiente de titulización.

c) POR RIESGO DE INCOBRABILIDAD DE CREDITOS DIVERSOS: Se constituyó para cubrir eventual incobrabilidad de créditos diversos.

d) OTRAS CONTINGENCIAS: Es utilizada al efecto de previsionar resultados contingentes por juicios, honorarios mandatarios judiciales, ciertos gastos relacionados con la reestructuración administrativa encarada por el Banco y posibles contingencias por apreciación en el valor de las acciones - STAR - (ver Nota 1.)
Asimismo el saldo al 30/09/2004 y al 30/09/2003 comprende la reserva por siniestros pendientes, de acuerdo a Normas de la Superintendencia de Seguros de la Nación.

e) POR COMPROMISOS EVENTUALES: El saldo incluye el riesgo de incobrabilidad que surge de la evaluación del grado de cumplimiento de los beneficiarios de saldos no utilizados.

Véase nuestro informe de fecha 8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

COMPOSICION DEL CAPITAL SOCIAL
Correspondiente al período económico finalizado el 30/09/2004
En miles de pesos

Acciones			Capital Social						
Clase	Cantidad	Votos por acción	Emitido		Pendiente de emisión o distribución	Asignado	Integrado	No integrado
			En circulación	En cartera				
Ordinarias								
Escriturales	150.000.000	(1)	1.500.000 (2)	-	-	-	1.500.000	-
Total			1.500.000	-	-	-	1.500.000	-

(1) Ver Nota 9 a los Estados Contables.
(2) Ver Nota 38 a los Estados Contables

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (L

SALDOS EN MONEDA EXTRANJERA

Correspondiente al período económico finalizado el 30/09/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

RUBROS	Casa matriz y sucursales en el país	Total del período al 30/09/2004	Total del período (por moneda)		Total del período al 30/09/2003
			U$S	EUROS	
ACTIVO					
Disponibilidades	493.634	493.634	484.492	9.142	264.280
Títulos públicos y privados	269.005	269.005	269.005	-	927.441
Préstamos	40.053	40.053	40.053	-	24.447
Otros créd. por interm. financiera	3.603.105	3.603.105	2.954.135	648.970	2.663.583
Participación en otras sociedades	-	-	-	-	91
Créditos diversos	590.186	590.186	589.273	913	272.905
Partidas pend. de imputación	1	1	1	-	5
Total	4.995.984	4.995.984	4.336.959	659.025	4.152.752
PASIVO					
Depósitos	7.894	7.894	7.894	-	145
Otras obligaciones por interm. financ.	3.944.197	3.944.197	2.847.954	1.096.243	3.841.682
Obligaciones diversas	928	928	927	1	627
Total	3.953.019	3.953.019	2.856.775	1.096.244	3.842.454
CUENTAS DE ORDEN					
DEUDORAS (excepto cuentas deudoras por contra)	448.784	448.784	78.401	370.383	28.752
Contingentes	74.903	74.903	74.903	-	24.604
De control	3.551	3.551	3.498	53	4.148
De derivados	370.330	370.330	-	370.330	-
ACREEDORAS (excepto cuentas acreedoras por contra)	761.638	761.638	761.638	-	-
Contingentes	761.638	761.638	761.638	-	-

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ANEXO (N)

ASISTENCIA A VINCULADOS

Correspondiente al período económico finalizado el 30/09/2004
Comparativo con igual período del ejercicio anterior
En miles de pesos

Concepto / Situación	Normal	Riesgo potencial/ cumplim. inadec.	Con problemas/ cumplim. deficiente		Con alto riesgo de insolvencia /de dif.recup.		Irrecuperable	Irrecup. Por disp. Técnica	Total	
			No vencida	Vencida	No vencida	Vencida			30/09/2004	30/09/2003
1.Préstamos										
- Hipotecarios y prendarios	218	-	-	-	-	-	60	-	278	1.166
Con garantías y contragarantías preferidas "B"	218	-	-	-	-	-	60	-	278	1.166
2.Participación en otras sociedades	122.844	-	-	-	-	-	-	-	122.844	107.144
Total	123.062	-	-	-	-	-	60	-	123.122	108.310
Previsiones	2	-	-	-	-	-	60	-	62	217

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

1. PLAN INTEGRAL DE REESTRUCTURACION DE DEUDA FINANCIERA

Debido a los adversos cambios de significativa materialidad ocurridos durante el año 2002 en el país (Nota 2) y en especial la incidencia de los mismos en el sistema financiero, el Directorio del Banco decidió, con fecha 15 de agosto de 2002, iniciar un proceso de reestructuración de su deuda correspondiente a los siguientes capitales: i) Obligaciones negociables emitidas en el exterior por aproximadamente miles de pesos 2.849.254 y ii) Préstamos recibidos de bancos y otras entidades del exterior por aproximadamente miles de pesos 889.551, ambas cifras al 31 de diciembre de 2003.

En función de tal proceso de reestructuración y con la intención de brindar un tratamiento equitativo a los distintos acreedores involucrados, se decidió igualmente postergar, a partir del 16 de agosto de 2002, el pago de servicios de capital, interés y cualquier otro concepto vinculado a la deuda de que se trata, hasta tanto la misma fuese exitosamente reestructurada. Tal situación fue informada al BCRA, Comisión Nacional de Valores (CNV) y Bolsa de Comercio de Buenos Aires con fecha 16 de agosto de 2002.

Con fecha el 14 de agosto de 2003, el Banco efectuó el lanzamiento de la Oferta para todas sus series de obligaciones negociables, la que en términos generales consistía en:

Ofrecer a los tenedores de obligaciones negociables la oportunidad de canjear sus tenencias existentes denominadas en dólares o en euros por nuevas obligaciones negociables en dólares o en euros, respectivamente, con el mismo valor nominal y vencimiento en el año 2013 ("Oferta a la par").

En la Oferta a la par, se ofrecía canjear obligaciones negociables existentes por: i) obligaciones negociables a largo plazo por un 90% del valor nominal de las notas presentadas, más ii) obligaciones negociables a largo plazo por un valor nominal igual al 10% del valor nominal de las notas presentadas, si dichas presentación es efectuada antes del 15 de septiembre de 2003, más iii) efectivo como compensación por intereses impagos entre el 16 de agosto de 2002 y el 15 de septiembre de 2003.

Aquellos tenedores de obligaciones negociables que participen en la Oferta a la par podrían participar de la segunda oferta a realizarse en forma simultanea. En esta segunda oferta se podría escoger entre una opción de pago en efectivo ("Oferta en efectivo") y una opción por nuevas obligaciones negociables con garantía y un plazo menor ("Oferta con garantía").

En la Oferta de efectivo, se ofrecía la opción de canjear las obligaciones negociables a largo plazo recibidas en la Oferta a la par por un monto en efectivo igual a un 45% del valor nominal de dichas notas más un pago en efectivo por concepto de intereses impagos.

En la Oferta con garantía, se ofrecía la opción de canjear las obligaciones negociables a largo plazo recibidas en la Oferta a la par por nuevas obligaciones negociables con garantía fiduciaria por un valor nominal equivalente al 70% del valor nominal de las notas recibidas en la Oferta a la par, más un pago en efectivo por concepto de intereses impagos. La garantía consistía en la constitución de un fideicomiso

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

integrado por BODENs y préstamos garantizados por al menos el 110% del monto nominal de las nuevas obligaciones negociables con garantía a emitirse. Las obligaciones negociables también darían derecho a recibir un pago contingente por apreciación en el valor de las acciones del Banco ("StARS"). Las StARS podrán ser abonadas en efectivo, en acciones clase D o mediante una combinación de ambos sólo al momento del vencimiento de las obligaciones negociables garantizadas y conforme el método de valuación previsto en la Oferta. Las StARS no serán separables de las obligaciones negociables garantizadas.

El Banco también invitó a los acreedores de su deuda sujeta a reestructuración a suscribir y ejecutar un Acuerdo Preventivo Extrajudicial ("APE"), sujeto a que las ofertas se completasen exitosamente y más del 75% de los acreedores del banco (incluyendo la condición de que el APE fuese aprobado por al menos el 66,6% de cada clase de acreedores afectada) aprobasen ejecutar dicho acuerdo. El Banco pretende peticionar su firma y homologación judicial.

La Oferta presentada, la solicitud para modificar ciertas cláusulas legales de las obligaciones negociables existentes, la solicitud del APE, así como la reestructuración de la deuda bancaria (en términos sustancialmente iguales a la oferta hecha a los tenedores de notas), formaron parte del plan integral de reestructuración implementado por el Banco (ver Nota 43).

La Oferta estuvo sujeta a ciertas limitaciones y varias condiciones, incluyendo el monto disponible para las Ofertas en efectivo y el monto a emitir de las nuevas obligaciones con garantía. El Banco se comprometió a destinar hasta un máximo de miles de US$ 60.000 para la Oferta en efectivo y a emitir un máximo de miles de US$ 300.000 de nuevas obligaciones negociables con garantía. Los acreedores bancarios también podrían participar de la Oferta en efectivo y la Oferta con garantía.

A su vez, la Oferta estaba condicionada, entre otras cosas a la reestructuración de la deuda bancaria (con un mínimo de 90% de participación) y al logro de una participación de al menos el 90% de las obligaciones negociables existentes.

Las nuevas obligaciones negociables no se registrarían en los Estados Unidos de Norteamérica.

Finalmente, con fecha 29 de diciembre de 2003 venció la recepción de ofertas al canje, aceptando el Banco todos los títulos existentes ofrecidos válidamente ante el cumplimiento de las condiciones para las ofertas de canje del Banco y la reestructuración simultanea de la totalidad de su deuda pendiente de pago con los acreedores bancarios. Con fecha 14 de enero se efectuó la liquidación de la misma.

El monto de capital total final de títulos existentes al 29 de diciembre de 2003 ofrecido válidamente fue de miles de pesos 2.662.242, que representan aproximadamente 93% del monto del capital total de los títulos existentes a dicha fecha en circulación. De los montos finales válidamente ofrecidos, aproximadamente 77% (miles de pesos 2.060.861) optó por recibir títulos a largo plazo, aproximadamente 7% (miles de pesos

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

168.054) optó por recibir efectivo, aproximadamente 16% (miles de pesos 433.325) optó por recibir títulos garantizados.

De los miles de pesos 889.551 en monto de capital total de deuda bancaria existente pendiente al 29 de diciembre de 2003, el 100% participó en la reestructuración simultanea de la misma. De los montos que participaron, aproximadamente 20% (miles de pesos 187.403) optó por recibir préstamos a largo plazo, aproximadamente 10% (miles de pesos 98.354) optó por recibir efectivo, y aproximadamente 70% (miles de pesos 607.956) optó por recibir préstamos garantizados.

El siguiente cuadro muestra los montos y porcentajes de lo títulos existentes ofrecidos válidamente para el canje por serie:

<u>Títulos existentes denominados en dólares</u>

Serie	Descripción	Monto de Capital Total Pendiente	Monto de Capital Total Ofrecido	Porcentaje del Monto Pendiente Ofrecido
Serie I	Títulos al 10% con vencimiento el 17 de abril de 2003	US$ 297.460.000	US$ 282.459.000	95,0%
Serie III	Títulos al 10,625% con vencimiento el 7 de agosto de 2006	US$ 13.108.000	US$ 12.371.000	94,4%
Serie IV	Títulos al 13% con vencimiento el 3 de diciembre de 2008	US$ 4.810.000	US$ 3.900.000	81,1%
Serie VI	Títulos al 12,25% con vencimiento el 15 de marzo de 2002	US$ 7.598.000	US$ 6.756.000	88,9%
Serie XVI	Títulos al 12,625% con vencimiento el 17 de febrero de 2003	US$ 125.000.000	US$ 113.729.000	91,0%
Serie XXIV	Títulos al 9% con vencimiento el 15 de marzo de 2005	US$ 114.311.750	US$ 105.744.950	92.5%
	Total	**US$ 562.287.750**	**US$ 524.959.950**	**93,4%**

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

Títulos existentes denominados en euros

Serie	Descripción	Monto de Capital Total Pendiente	Monto de Capital Total Ofrecido	Porcentaje del Monto Pendiente Ofrecido
Serie XVII	Títulos al 9% con vencimiento el 27 de marzo de 2002	€ 1.815.000	€ 1.079.000	59,4%
Serie XXII	Títulos al 8,75% con vencimiento el 18 de octubre de 2002	€ 3.713.000	€ 3.471.000	93,5%
Serie XXIII	Títulos al 10,75% con vencimiento el 6 de febrero de 2004	€ 150.000.000	€ 137.702.000	91,8%
Serie XXV	Títulos al 8% con vencimiento el 15 de junio de 2005	€ 170.829.200	€ 163.020.530	95,4%
	Total	€ 326.357.200	€ 305.272.530	93,5%

Los montos mencionados en las tablas anteriores incluyen miles de US$ 29.342, equivalente a miles de pesos 86.061, de monto de capital total de los títulos existentes en poder del Banco.

Deuda Bancaria denominada en Dólares

Facilidad	Monto de Capital Total Pendiente	Monto de Capital Total Ofrecido	Porcentaje del Monto Pendiente Ofrecido
Préstamo IFC	US$ 25.000.000	US$ 25.000.000	100%
Préstamo USCP	US$ 102.500.000	US$102.500.000	100%
Préstamo OPIC	US$ 81.736.187	US$ 81.736.187	100%
Derivados	US$ 10.106.316	US$ 10.106.316	100%
Total	US$ 219.342.503	US$ 219.342.503	100%

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

Deuda Bancaria denominada en Pesos

Facilidad	Monto de Capital Total Pendiente	Monto de Capital Total Ofrecido	Porcentaje del Monto Pendiente Ofrecido
Préstamo Sindicado	$ 105.000.000	$ 105.000.000	100%
Acuerdo de Facilidades Citibank	$ 120.028.503	$120.028.503	100%
Derivados	$ 21.191.004	$ 21.191.004	100%
Total	$ 246.219.507	$ 246.219.507	100%

Con fecha 14 de enero de 2004, el Banco entregó los siguientes montos totales de nuevos títulos y efectivo en canje por lo títulos existentes ofrecidos válidamente.

Nuevos títulos

Descripción	CUSIP	ISIN	Monto de Capital
Títulos denominados en dólares estadounidenses con vencimiento en 2013	P1330H AZ 7	USP1330HAZ75	US$ 410.904.357
Títulos denominados en euros con vencimiento en 2013	-	XS0175068971	€ 256.217.734
Títulos garantizados con vencimiento en 2010	P1330H BA 1	USP1330HBA 16	US$ 107.940.529

Nueva Deuda Bancaria

Descripción	Vencimiento	Monto de Capital
Facilidad Garantizada en pesos	2010	$ 214.173.726
Facilidad Garantizada en dólares	2010	US$ 86.333.149
Facilidad Largo Plazo tasa fija en dólares	2013	US$ 50.315.764
Facilidad Largo Plazo tasa flotante en dólares	2013	US$ 13.578.941

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

Pagos en efectivo

Descripción	Montos en dólares estadounidenses	Montos en euros
Pagos por la oferta de compra	US$ 30.935.637,90	€ 8.746.155,57
Pagos realizados en reemplazo de intereses devengados e impagos	US$ 34.182.964,99	€ 11.497.458,11

Además de efectuar los pagos con relación a la oferta de compra en efectivo, en la fecha de liquidación, el Banco realizó dos pagos en reemplazo de intereses devengados e impagos. El primer pago corresponde a los intereses que hubieran devengado los títulos existentes desde el 16 de agosto de 2002 hasta el 15 de septiembre de 2003 a la tasa del 3% anual. El segundo pago corresponde a los intereses que hubieran devengado los nuevos títulos desde el 15 de septiembre de 2003 hasta la fecha de liquidación, considerando los nuevos títulos como emitidos el 15 de septiembre de 2003. Dichos intereses se calcularon a las tasas de interés aplicables a los nuevos títulos de conformidad con lo descripto en el prospecto y el suplemento de precios emitido por el Banco con fecha 8 de diciembre de 2003, en relación con las ofertas.

En base a los montos finales ofrecidos válidamente en la oferta, y en la reestructuración simultánea de la deuda bancaria existente del Banco no se aplicó ningún factor de prorrateo a la elección de efectivo ni a la elección de deuda garantizada.

Al 31 de diciembre de 2003, el Banco ha registrado: i) el impacto positivo por quitas de capital en el rubro Ingresos Financieros, en las líneas "Resultado reestructuración obligaciones negociables" y "Resultado reestructuración préstamos financieros", por miles de pesos 231.998 y 254.404, respectivamente, ii) la disminución de intereses devengados en el ejercicio 2003 regularizando el rubro Egresos Financieros por miles de pesos 209.280, iii) la disminución de intereses correspondientes al ejercicio 2002 en el rubro Utilidades Diversas por miles de pesos 88.016 y; iv) la constitución de una previsión de pasivo por miles de pesos 59.271 por la cláusula de Stock Appreciation Right ("StARS") comprendida en la emisión de ON y facilidades garantizadas a mediano plazo.

De conformidad con los compromisos asumidos, se constituyó un fideicomiso bajo la ley Argentina mediante un Contrato de Fideicomiso celebrado entre el Banco y ABN AMRO Bank NV, sucursal Argentina, transfiriendo el Banco como fiduciante con fecha 24 de diciembre de 2003, los correspondientes BODEN 2012 y Préstamos Garantizados del Gobierno Nacional. El Fideicomiso mantendrá los citados activos para beneficio de los tenedores de títulos de deuda garantizada y deuda financiera garantizada. El único objeto del Fideicomiso es garantizar el pago de intereses y capital adeudados respecto de la deuda financiera reestructurada garantizada, conformando sus activos exclusivamente BODEN, títulos garantizados por el gobierno y el producido derivado de los mismos.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

Con posterioridad al 14 de enero de 2004, fecha de liquidación de la operación de canje, el Banco continuó efectuando canjes de obligaciones negociables a tenedores que se adhirieron a la oferta en forma tardía. Al 30 de septiembre de 2004 dichos canjes alcanzaron en valor nominal miles de US$ 5.402 y miles de Euros 8.268.

A la fecha de los presentes estados contables intermedios, el Banco ha honrado el vencimiento de la primera cuota de amortización de la Deuda Garantizada, el que se efectuó el 3 de agosto de 2004.

2. COYUNTURA ECONOMICA Y SOCIAL ARGENTINA

Durante el año 2003 y los meses transcurridos de 2004 se ha observado una evolución favorable de la situación económica de la República Argentina, interrumpiéndose así un ciclo de recesión económica que había comenzado en la segunda mitad de 1998, acentuada a fines de 2001 y en la primera mitad de 2002, destacándose un proceso de recuperación de algunos indicadores económicos, aún en niveles bajos, disminución de las tasas de interés y de estabilización del mercado de cambios. El sistema financiero recompuso gradualmente su liquidez, registrando un incremento en el nivel de depósitos, al tiempo que ciertas líneas de préstamos han comenzado a mostrar tasas de crecimiento.

A pesar del cambio de tendencia mencionado precedentemente, todavía subsiste un marco que tiene como indicadores altos niveles de desempleo y endeudamiento externo (tanto público como privado) y un nivel de riesgo país superior a los niveles promedio habituales de los países emergentes, continuando afectada la capacidad del Gobierno Nacional para cumplir con sus obligaciones.

Con fecha 1 de noviembre de 2004, el Gobierno Nacional ha presentado ante la Securities and Exchange Commission (Comisión de Valores de Estados Unidos) la propuesta de reestructuración de la deuda financiera a fin de dar una solución al default declarado en el año 2002.

Es necesario destacar que será determinante la reestructuración, ya que el avance en este proceso permitirá reducir la incertidumbre y aclarar el horizonte fiscal de los próximos años.

El 6 de enero de 2002, el Gobierno Nacional sancionó la Ley 25561 (Ley de emergencia pública y reforma del régimen cambiario) que implicó un profundo cambio del modelo económico vigente hasta ese momento, y que incluyó la Ley de Convertibilidad sancionada en marzo de 1991. Con posterioridad, el Gobierno Nacional anunció nuevas medidas económicas que se instrumentaron a través de diferentes disposiciones legales, que afectaron significativamente el negocio bancario y el régimen cambiario. Asimismo, los cambios en la situación económica hicieron que el Gobierno Nacional continúe tomando resoluciones que reglamentan y modifican las medidas iniciales citadas.

A continuación se enumeran las principales medidas adoptadas por el Gobierno Nacional y que tuvieron efecto sobre la actividad bancaria y en particular sobre este Banco.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

Régimen Cambiario

Mediante Decreto 260 (Régimen cambiario), se estableció a partir del 11 de febrero de 2002 un mercado único y libre de cambios por el cual se cursarán todas las operaciones de cambio de divisas extranjeras las que serán realizadas al tipo de cambio que sea libremente pactado de acuerdo con los requisitos que establezca el Banco Central de la República Argentina (BCRA). La Comunicación "A" 3471, complementarias y modificatorias, estableció la reglamentación necesaria para la regulación de dicho mercado.

El BCRA mediante comunicado de prensa N° 48091 informó las regulaciones vigentes en materia cambiaria al 31 de octubre de 2004.

Préstamos en moneda extranjera

De acuerdo con la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias, los préstamos otorgados por el sistema financiero argentino en dólares estadounidenses u otra moneda extranjera fueron convertidos a pesos conforme a las siguientes pautas: (i) al Sector Privado no Financiero a la paridad de $1,00 por dólar estadounidense o su equivalente en otra moneda extranjera, (ii) al Sector Público no Financiero a la paridad de $1,40 por dólar estadounidense o su equivalente en otra moneda extranjera y (iii) al Sector Financiero a la paridad de $1,40 por dólar estadounidense o su equivalente en otra moneda extranjera. Dichas medidas contemplaron la aplicación a los préstamos otorgados al Sector Privado no Financiero y Sector Público no Financiero, a partir del 3 de febrero de 2002, del coeficiente de estabilización de referencia (CER) que tiende a reflejar la variación en el índice de precios al consumidor y de una tasa de interés reducida de acuerdo con la naturaleza de la operación.

Por Decreto 762/02 y Ley 25713, el Poder Ejecutivo modificó la reglamentación expuesta en el párrafo anterior, exceptuando de la aplicación del CER a todos aquellos préstamos otorgados a personas físicas por entidades financieras que se enumeran seguidamente: (i) préstamos que tengan como garantía hipotecaria la vivienda única, familiar y de ocupación permanente, originariamente convenidos hasta la suma de 250.000 dólares estadounidenses u otra moneda extranjera y transformados a pesos, (ii) préstamos personales, con o sin garantía hipotecaria originariamente convenidos hasta la suma de dólares estadounidenses doce mil u otra moneda extranjera y transformados a pesos y (iii) los préstamos personales con garantía prendaria originariamente convenidos hasta la suma de dólares estadounidenses treinta mil u otra moneda extranjera y transformados a pesos. A partir del 1 de octubre de 2002 las obligaciones de pago contempladas precedentemente se actualizan en función de la aplicación del Coeficiente de Variación Salarial (CVS) que publica el Instituto Nacional de Estadísticas y Censos (INDEC).

Mediante Ley 25796, se dispuso eliminar la aplicación del CVS a partir del 1° de abril de 2004.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

Depósitos en moneda extranjera

La Ley 25561 y el Decreto 214/02 determinaron que todos los depósitos nominados en dólares u otra moneda extranjera en el sistema financiero sean convertidos a pesos a la relación $1,40 por dólar estadounidense. A su vez, dispone que las entidades financieras cumplan con su obligación devolviendo pesos. A esos depósitos se les aplicará el CER y una tasa de interés mínima.

Posteriormente, mediante los Decretos 905/02, 1836/02 y 2167/02 se otorgó la posibilidad a los titulares de depósitos, de optar por canjear los mismos por un menú de títulos públicos en pesos y moneda extranjera otorgando el BCRA asistencias a las entidades financieras para afrontar el citado canje.

Finalmente, por Decreto 739/03, el Poder Ejecutivo posibilitó a los titulares de depósitos constituidos originalmente en dólares estadounidenses y que fueran pesificados a solicitar a las entidades financieras la cancelación total o parcial de sus depósitos o certificados, de acuerdo con un cronograma estipulado en virtud del monto original de la imposición.

Concursos y quiebras

Con fecha 14 de febrero de 2002 se promulgó la Ley 25563 (Concursos y Quiebras) que declara la emergencia productiva y crediticia originada en la situación de crisis por la que atraviesa el país, hasta el 10 de diciembre de 2003.

Con fecha el 15 de mayo de 2002, el Congreso Nacional sancionó la Ley 25589 de Reforma de la Ley de Quiebras, cuyos principales puntos son los siguientes:

- Restituye el mecanismo establecido en el articulo 48 de la Ley 24522, que les permite a los acreedores adquirir el paquete accionario de la sociedad deudora, fijando condiciones tendientes a evitar la subvaluación de los patrimonios.
- Para determinar el valor de la empresa se incorporan variables que no tienen que ver únicamente con el balance contable, como por ejemplo marca y posicionamiento en el mercado.
- El plazo de ejecuciones se suspende por 180 días corridos, contados a partir de la vigencia de la citada ley.
- Se reduce el período de exclusividad, teniendo el deudor de 90 a 120 días para efectuar ofertas a los acreedores, en lugar de los 180 días que preveía la ley anterior.
- Respecto de las homologaciones, los jueces podrán cancelar un acuerdo si lo consideran abusivo para alguna de las partes.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

- Acuerdo Preventivo Extrajudicial (APE): El deudor que se encontrare en cesación de pagos o en dificultades económicas o financieras de carácter general, puede celebrar un acuerdo con sus acreedores, Acuerdo Preventivo Extrajudicial (APE), y someterlo a homologación judicial. Por efecto de la homologación quedan suspendidas todas las acciones de contenido patrimonial contra el deudor. El acuerdo homologado produce efectos respecto de todos los acreedores.

Sistema de refinanciación hipotecaria (Nota 8)

Con fecha 6 de noviembre de 2003, mediante Ley 25798, reglamentada por Decreto Nro. 1284/03, se dispuso:

- la creación de un sistema de refinanciación para deudores hipotecarios, que prevé que un fondo fiduciario estatal se haga cargo de las obligaciones de los deudores que hayan tomado montos de hasta pesos 100.000 para todo tipo de préstamos que tengan como garantía la vivienda única y de habitación permanente, que hayan entrado en mora entre el 1° de enero de 2001 y el 11 de septiembre de 2003;

- la creación de una unidad de reestructuración que tiene por objeto el análisis de los mutuos que resulten elegibles en los términos de la presente ley, excepto en la mora, y que hayan sido concertados con anterioridad a la vigencia de la convertibilidad del Austral dispuesta por la Ley 23928.

Medidas cautelares

Como consecuencia de las medidas adoptadas por el Gobierno Nacional se han presentado una importante cantidad de demandas ante la justicia contra el Estado Nacional y entidades financieras, reclamando en devolución sus depósitos en moneda de origen, dado que los mismos violan derechos constitucionales. A la fecha se desconoce el resultado final y el monto de dichas demandas.

Con fecha 26 de octubre de 2004 la Corte Suprema de Justicia de la Nación emitió un fallo en un juicio por un reclamo por la devolución de un depósito en la moneda de origen, convalidando por el voto de cinco de sus miembros la pesificación de los depósitos a la relación $1,40 por dólar estadounidense más el ajuste del CER.

Conversión de Deuda Pública Provincial

Mediante Decreto 1579/02, el Poder Ejecutivo dispuso que el Fondo Fiduciario para el Desarrollo Provincial asumiera las deudas provinciales instrumentadas en la forma de Títulos Públicos, Letras del Tesoro o Préstamos. A su vez este Fondo, a través del Banco de la Nación Argentina, en su carácter de fiduciario, emitiera Bonos Garantizados para ofrecerlos en pago de las deudas que mantienen las provincias con entidades bancarias y financieras.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

Unidad de Reestructuración del Sistema Financiero

Mediante Decreto 1262 del 22 de mayo de 2003, el Poder Ejecutivo dispuso la creación de la Unidad de Reestructuración del Sistema Financiero, la que tendrá por objeto definir la estrategia de reestructuración del sistema financiero. A la fecha de los presentes estados contables, el Banco ha cumplimentado los requerimientos solicitados por dicha Unidad.

Gabinete de Coordinación de Regulación y Supervisión Financiera

Mediante Decreto 476 del 20 de abril de 2004, el Poder Ejecutivo dispuso la creación del Gabinete de Coordinación de Regulación y Supervisión Financiera, el que tendrá como objetivos velar por la estabilidad financiera sistémica, eficientizar la intermediación financiera y proteger a los consumidores de los servicios financieros.

Los impactos generados por estas circunstancias sobre la situación patrimonial y financiera de la Entidad al 30 de septiembre de 2004 se reconocieron de acuerdo con las normas establecidas por el BCRA y con las mejores estimaciones realizadas por la Gerencia de la Entidad. A la fecha de emisión de los presentes estados contables intermedios, no es posible prever la evolución futura de la situación económica nacional ni sus consecuencias sobre la posición económica y financiera del Banco. En consecuencia, los presentes estados contables deben ser leídos a la luz de estas circunstancias.

3. COMPENSACIONES DEL GOBIERNO NACIONAL A ENTIDADES FINANCIERAS

3.1. PESIFICACIÓN ASIMÉTRICA

Mediante Decreto 905, el Gobierno Nacional dispuso la emisión de "Bonos Compensatorios del Gobierno Nacional" para compensar a las entidades financieras los efectos patrimoniales negativos generados por la transformación a pesos, a diferentes relaciones de cambio, de los créditos y obligaciones denominados en moneda extranjera conforme a lo establecido por la Ley 25561, el Decreto 214 y sus normas modificatorias o complementarias y para cubrir la diferencia negativa en la posición neta entre activos y pasivos denominados en moneda extranjera resultante de su transformación a pesos conforme lo establecido por las normas precedentemente referidas.

El Poder Ejecutivo facultó al Banco Central de la República Argentina a determinar el procedimiento para compensar a cada entidad financiera, siendo reglamentado, hasta el presente, por el ente rector mediante Comunicación "A" 3650, "A" 3721 y "B" 7564 complementarias y modificatorias.

Mediante Comunicación "A" 4074, el BCRA dispuso la rectificación de la información requerida en los términos de la Comunicación "A" 3825, con el fin de contemplar los efectos producidos por el reintegro de excesos de conversión a pesos dispuesto por Comunicación "A" 4043.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

Con fecha 19 de febrero de 2004, el Banco recibió del BCRA nota (Sírvase citar: 316/21/04) mediante la cual detallan observaciones a efectuar al cálculo de la compensación presentado por la Entidad.

El 3 de marzo de 2004, el Banco Hipotecario SA aprobó mediante Resolución de Directorio, la rectificación de la información exigida por el BCRA, la que fue comunicada al Ente Rector el 4 de marzo de 2004 y presentándose el respectivo cálculo el día 22 de marzo.

El 23 de julio de 2004, se presentó al BCRA la información adecuada a lo dispuesto por la Comunicación "A" 4122, la cual incluía recomendaciones efectuadas por el Ministerio de Economía de la Nación.

Con fecha 17 de agosto de 2004, por nota (Sírvase citar: 316/95/04), el BCRA comunicó discrepancias con la presentación citada en el párrafo anterior. Las mismas están relacionadas con el cálculo de compensaciones sobre Certificados de Participación en Fideicomisos Financieros y sobre Compras a término por otras operaciones de pase.

El 21 de septiembre de 2004, el Banco interpuso un recurso de reconsideración y jerárquico en subsidio contra la decisión administrativa comunicada por el BCRA, el cual no ha sido resuelto a la fecha. Asimismo efectuó ajustes no significativos a la información presentada con fecha 23 de julio de 2004.

No obstante el recurso presentado, el Banco dispuso efectuar un cargo por previsiones pasivas de miles de pesos 30.000, por un principio de prudencia, que cubriría aproximadamente el 50% de la discrepancia en cuestión.

En consecuencia, como conclusión del proceso descripto precedentemente, el Banco cumplimentó el requerimiento informativo de los artículos 28 y 29 del Decreto 905 - Compensación a Entidades Financieras, utilizando para su confección la normativa vigente y criterios particulares, ejerciendo las siguientes opciones:

- Compensación Bono del Gobierno Nacional en US$ 2012 (art. 29 inc. b, c y d): bono compensatorio - diferencia entre activos y pasivos pesificados a $1,00 por el diferencial del tipo de cambio $ 0,40, convertido a $1,40 por dólar estadounidense -: miles de US$ 380.989,9.

- Cobertura Bono del Gobierno Nacional en US$ 2012 (art. 29 inciso e). Bono cobertura - diferencia entre activos y pasivos en dólares estadounidenses, neto del bono compensatorio: miles de US$ 812.531,1.

En septiembre de 2002 el BCRA acreditó miles de US$ 344.050 en BODEN 2012, quedando en resguardo de emisión la diferencia con respecto al derecho de compensación solicitado.

A efectos de los presentes estados contables, se han registrado: i) en el rubro Títulos Públicos y Privados - Tenencias en cuentas de inversión - los BODEN 2012 acreditados por el BCRA, ii) en Otros Créditos por Intermediación Financiera - Compensación a recibir del Gobierno Nacional - En Moneda Extranjera - el derecho a

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

percibir los bonos compensación y cobertura, iii) en Créditos Diversos - Depósitos en Garantía - bonos entregados en garantía de Obligaciones Negociables y facilidades a Bancos garantizadas, y iv) en Otras Obligaciones por Intermediación Financiera - Banco Central de la República Argentina - Otros, la obligación a asumir en contrapartida del Bono Cobertura.

Como consecuencia del proceso de reestructuración de deuda financiera denominada en moneda extranjera y la falta de conclusión del proceso de compensación del Gobierno Nacional por pesificación asimétrica dispuesto por el Decreto 905/02, el Banco se encuentra transitoriamente desfasado en el cómputo de la posición global neta en moneda extranjera. Dicha situación fue comunicada oportunamente al BCRA.

3.2. INDEXACIÓN ASIMÉTRICA

Mediante Ley 25796, reglamentada por Decreto 117/04 se estableció un mecanismo de compensación a las entidades financieras de los efectos generados por la aplicación, sobre algunos de sus activos, del Coeficiente de Variación Salarial (CVS), y sobre algunos de sus pasivos, del Coeficiente de Estabilización de Referencia (CER).

El monto a compensar surgirá de la cartera de préstamos que quedan comprendidos en el Decreto 762/02 y la ley 25713, por vida promedio y entidad financiera, neta de previsiones y un factor de recobrabilidad que se establece en el 5% de dicha cartera. El monto a compensar será el que resulte de considerar, respecto de la base mencionada por la entidad financiera, la diferencia entre la evolución del Coeficiente de Estabilización de Referencia (CER) más la tasa del 2% y el Coeficiente de Variación Salarial, si fuera aplicable al período correspondiente más la tasa aplicable según la normativa vigente.

En caso que dicha diferencia sea positiva el Estado Nacional deberá colocar el bono a las entidades financieras a un valor técnico igual a esa diferencia. En caso de que la diferencia sea negativa, las entidades financieras deberán restituir al Estado Nacional los "Bonos del Gobierno Nacional en pesos a tasa variable 2013" por el monto de dicha diferencia.

El articulo 12 del decreto 117/04 establece que el mecanismo de compensación descripto será asimismo de aplicación respecto de las carteras de créditos que hayan sido originadas por entidades financieras, y luego cedidas a fideicomisos hasta el 31 de enero de 2002, en cuyo caso el mecanismo será de aplicación respecto de las entidades financieras que sean tenedoras, a dicha fecha, de títulos de deuda o de certificados de participación del fideicomiso respectivo, por hasta el monto de la cartera originada y cedida.

Teniendo en cuenta las normativas enunciadas precedentemente, el Banco tomó la decisión de registrar al cierre del ejercicio finalizado el 31 de diciembre de 2003, miles de pesos 49.642 por su cartera propia y miles de pesos 32.003 de préstamos cedidos a fideicomisos en el rubro "Otros Créditos por Intermediación Financiera". Siguiendo un criterio conservador, los importes detallados fueron estimados contemplando la evolución de la compensación por el ejercicio 2004, aplicando al efecto el CER y CVS esperado para dicho período.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

El BCRA, mediante Comunicación "A" 4114, resolvió que las entidades financieras debían manifestar su adhesión hasta el 30 de abril al régimen de compensación instaurado, incorporando ciertos aspectos de incertidumbre en cuanto a la metodología del cálculo de la compensación en cuestión, específicamente en cuanto al cálculo de la vida promedio ponderada (punto 1.a.d.) y el alcance de la hipótesis prevista en el primer párrafo del artículo 4° del Anexo II del Decreto 117/04.

Con fecha 22 de abril de 2004 las distintas asociaciones que agrupan a las entidades financieras, compartiendo la incertidumbre que generan las reglamentaciones emitidas, remitieron sendas notas al Ministerio de Economía y al BCRA requiriendo que se clarifique el procedimiento que utilizará el Gobierno para el cálculo de la compensación que nos ocupa, a cuyo fin solicitaron entre otros aspectos, la necesidad de disponer explícitamente la metodología de cálculo y la forma en que se determina la fecha de cese de la compensación, según lo establece el artículo 4° del Anexo II del Decreto 114/04, elementos necesarios para evaluar la conveniencia o no de la adhesión al régimen.

Con fecha 29 de abril de 2004, el BCRA emitió la Comunicación "A" 4131, mediante la cual dispuso prorrogar por 15 días corridos contados a partir del momento en que el Ministerio de Economía y Producción se expida acerca de las consultas que le fueran efectuadas por las asociaciones que nuclean a las distintas entidades financieras, por nota del 22 de abril de 2004, la fecha de adhesión al régimen dispuesta por Comunicación "A" 4114.

El 3 de mayo de 2004 se publicó en el Boletín Oficial la Resolución N° 302/04 del Ministerio de Economía y Producción, mediante la cual se aprobó la metodología de cálculo a ser utilizada por la Secretaría de Finanzas para la determinación de la cantidad de "Bonos del Gobierno Nacional en pesos a tasa variable 2013" a entregar a las entidades financieras que adhieran al Régimen de compensación creado por la Ley 25796.

Mediante nota N° 194 de fecha 18 de mayo de 2004, el Banco ha informado su no adhesión a este régimen, manifestando ante el BCRA, su voluntad de ser compensado por los efectos patrimoniales negativos que se deriven de la aplicación del CVS a ciertos activos pesificados y la asimétrica aplicación del CER a ciertos pasivos, haciendo expresa reserva de sus derechos de pleno resarcimiento.

El Banco ha encarado en el presente ejercicio, a partir de la reestructuración de su deuda financiera, una política de minimizar incertidumbres y riesgos provenientes de su exposición al Sector Público producidos a partir del contexto económico adverso iniciado a fines del año 2001, debido a la falta de certeza y precisión en las reglamentaciones de políticas de compensación a entidades financieras emanadas del Gobierno Nacional, y sus posibles implicancias patrimoniales para la Entidad. A tal efecto, el Banco ha desafectado los derechos emanados de la Ley 25796, registrados con imputación a Pérdidas Diversas por miles de pesos 51.645 y aplicación de previsiones previamente constituidas por miles de pesos 30.000. No obstante la situación descripta, se ha registrado como contingencia positiva en cuentas de orden los efectos de la compensación por indexación asimétrica, reservando los derechos que le asisten a ser resarcido por los perjuicios ocasionados por las normas de orden general en virtud de las cuales se ha aplicado sobre algunos activos, el Coeficiente de Variación Salarial

Guillermo G. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

(CVS), y sobre algunos pasivos, el Coeficiente de Estabilización de Referencia (CER) y por cualquier otro tipo de compensación patrimonial que pudiera surgir.

3.3. REINTEGROS POR EXCESOS DE SALDOS NO CONVERTIDOS

Con fecha 5 de enero de 2004 el Banco cumplimentó el régimen informativo dispuesto por Comunicación "A" 4043 y complementarias, mediante el cual, BCRA resolvió reintegrar, o en su caso solicitar, a las entidades financieras, por exceso (defecto) de conversión y ajuste de saldos no convertidos, originados en la conversión a pesos de saldos de cuentas corrientes en moneda extranjera abiertas en el BCRA y de la cuenta "Requisitos Mínimos de Liquidez" abierta en el Deutsche Bank NY, dispuesto por Decreto 214/02 y complementarias.

El Banco solicitó oportunamente por tal concepto miles de pesos 5.189, los que fueron depositados por el BCRA el 24 de marzo de 2004, más los correspondientes intereses devengados.

4. PLAN DE SANEAMIENTO Y REGULARIZACION

Mediante resolución N° 213/02, el Directorio del Banco Central de la República Argentina requirió al Banco Hipotecario S.A. la presentación de un Plan de Regularización y Saneamiento en los términos del artículo 34 de la ley de Entidades Financieras N° 21526 y modificatorias, el cuál debe contemplar la adopción de medidas necesarias para recomponer la posición de liquidez de la entidad.

Con fecha 17 de abril de 2002, el Banco presentó al Banco Central de la República Argentina el plan de Regularización y Saneamiento.

El 21 de agosto de 2002 se presentaron al Banco Central nuevas proyecciones financieras e informaciones complementarias que contemplaron los cambios en el contexto económico posteriores al 17 de abril de 2002; la variación entre los saldos reales y los proyectados al 31 de mayo de 2002; el estado de las refinanciaciones de los vencimientos del año 2002; el estado de la renegociación comprensiva de los pasivos en el segundo semestre de 2002 (reestructuración de deuda), la síntesis de las proyecciones financieras modificadas, y la reposición de las sumas adeudadas al BCRA, según lo referido en el considerando 9 de la Resolución N° 213/02 del Directorio de esa Institución.

Por resolución N° 227 del 29 de mayo de 2003, el Directorio del BCRA le solicitó al Banco Hipotecario SA la reformulación del Plan de Regularización y Saneamiento vigente, a fin de que contemple la adecuación de las proyecciones de liquidez y la adopción de las medidas necesarias para salvaguardar su solvencia.

El 18 de junio de 2003, el Banco presentó al Ente Rector la reformulación solicitada, en la cuál se expusieron los siguientes puntos: i) avances en las gestiones tendientes a la reestructuración de deuda externa, ii) peticiones para cancelar asistencias mediante la afectación de BODEN 2012 recibidos de deudores hipotecarios,

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

iii) plan de reducción de gastos, iv) adhesión al procedimiento establecido por el art. 8 del Decreto 739/03 para la cancelación de dicha asistencia, con la alternativa prevista en el art. 3 del Decreto 1262/03 y v) ciertos análisis sobre los estados contables al 31de diciembre de 2002.

Con fecha 27 de octubre de 2004 mediante Resolución N° 269 del Superintendente de Entidades Financieras y Cambiarias, se dio por complido el Plan de Regularización y Saneamiento presentado por el Banco en virtud de lo dispuesto por Resoluciones N° 213/02 y 227/03 del Directorio del BCRA.

5. TRATAMIENTO ASISTENCIAS OTORGADAS POR EL BCRA

Mediante Decreto 739/03, del Poder Ejecutivo y Comunicación "A" 3941 del BCRA, se dispuso que las entidades financieras que lo soliciten procederán a la cancelación de los saldos de redescuentos y adelantos vigentes a la fecha del citado Decreto y concedidos en el marco del artículo 17 de la Ley 24144 y sus modificatorias, en un plazo máximo de 70 cuotas.

Posteriormente, el Poder Ejecutivo emitió el Decreto 1262/03, estableciendo que podrán modificarse las condiciones de amortización de los redescuentos, ampliando el plazo máximo hasta ciento veinte (120) cuotas, las que deberán ser equivalentes cada una a un porcentaje no inferior al 0.40% del capital ajustado.

Con fecha 11 de septiembre de 2003, reformulado el 4 de febrero de 2004, el Banco presentó al BCRA un cronograma de cancelación de su deuda, que en concepto de redescuento, se mantiene con el Ente Rector, de conformidad con lo preceptuado por el artículo 3° del Decreto N° 1262/03, así como también un plan de transformación y reorganización para fortalecer la eficiencia y viabilidad del Banco.

Dicho cronograma fue elaborado partiendo de los saldos de redescuentos y adelantos otorgados por el BCRA al 28 de marzo de 2003, alcanzando a la citada fecha a miles de pesos 391.101, afectando como garantía de las asistencias brindadas, Préstamos Garantizados, que considerados a su valor técnico conservan un aforo no inferior al 125%. En la citada presentación, se contempla la cancelación de la deuda en un plazo máximo de 89 meses contados a partir del mes de marzo de 2004.

Mediante Resolución N° 3 del 5 de febrero de 2004, la Unidad de Reestructuración del Sistema Financiero autorizó al BCRA a modificar las condiciones de amortización de las asistencias establecidas en el inciso b) del artículo 9 del Decreto 739/03, adecuadas por el Banco de conformidad con el cronograma en el párrafo anterior.

A la fecha de cierre de los presentes estados contables intermedios, el Banco ha honrado los vencimientos de capital e intereses, de acuerdo con el cronograma mencionado (Nota 7).

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

6. EXPOSICION AL SECTOR PÚBLICO NO FINANCIERO

El Banco mantiene registrado en sus estados contables activos con el Sector Público no Financiero que alcanzan miles de pesos 4.548.420, de acuerdo con el siguiente detalle:

a) Títulos Públicos por miles de pesos 489.004, de los cuales miles de pesos 450.796 corresponden a nuevos instrumentos emitidos por el Gobierno Nacional que no se encuentran sujetos al proceso de reestructuración (BODEN 2012 miles de pesos 234.451, BODEN 2007 miles de pesos 20.465, BODEN 2008 miles de pesos 6.071, BOCON PRE 8 miles de pesos 1.965, BOGAR miles de pesos 187.844).
b) Préstamos Garantizados del Gobierno Nacional por miles de pesos 690.817, siendo el origen de los mismos, el canje de títulos públicos dispuesto por Decreto 1387/01, aceptados por cancelación de préstamos hipotecarios en situación irregular y adquiridos en el mercado. Los mismos se encuentran contabilizados en el rubro Préstamos.
c) Préstamos al sector público no financiero provincial y municipal por miles de pesos 134.175.
d) Derechos a recibir BODEN 2012 (cobertura y compensación) de acuerdo con los artículos 28 y 29 del Decreto 905/02 por miles de pesos 2.638.665.
e) Créditos Diversos por miles de pesos 595.759, correspondientes a los activos transferidos al fideicomiso que garantiza los bonos y facilidades garantizadas provenientes del canje de deuda, de los cuales corresponden a Préstamos Garantizados del Gobierno Nacional por miles de pesos 8.450 y BODEN 2012 por miles de pesos 528.360 y BODEN 2012 depositados en garantía de la operación de swap de moneda por miles de pesos 58.949.

Por otra parte, los pasivos hacia el BCRA registrados al 30 de septiembre de 2004, alcanzan a miles de pesos 2.212.991, siendo las acreencias relacionadas con: i) adelantos y redescuentos por razones de iliquidez refinanciados incluidos en el matching dispuesto por Decreto 1262/02 por miles de pesos 399.731 y adelantos para suscribir BODEN 2012 de acuerdo con los artículos 28 y 29 del Decreto 905/02 por miles de pesos 1.813.260.

Tal como se menciona en la Nota 5, de acuerdo con lo dispuesto por el Decreto 1262/03, la Unidad de Reestructuración del Sistema Financiero autorizó al BCRA a modificar las condiciones de amortización de las asistencias otorgadas oportunamente de acuerdo al cronograma presentado. A través del procedimiento descripto en las citadas disposiciones, se han afectado en garantía de esta obligación, tenencia de préstamos garantizados y dichas asistencias se amortizarán con el producto del cobro de los mencionados activos. La vida promedio de los préstamos garantizados afectados en garantía es superior al plazo solicitado de refinanciación de los citados adelantos.

El Banco tiene la intención de afectar la cartera de activos del sector público descriptos en el párrafo anterior con excepción de lo títulos transferidos al fideicomiso constituido como garantía de las Facilidades Garantizadas citadas en la Nota 1, en garantía a la aplicación del adelanto para financiar la suscripción de bonos cobertura, tal como lo indica el artículo 29 del Decreto 905/02.

Guillermo C. Martínz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

Por otra parte, el Decreto 905/02, prevé en su artículo 17 que cada entidad financiera tendrá derecho a precancelar total o parcialmente los adelantos recibidos para la suscripción de bonos, utilizando para ello, la totalidad o en su caso, la parte equivalente de los activos afectados en garantía tomados al valor en que se encontraban registrados al momento de otorgarse el adelanto, con más su devengamiento hasta la fecha de su cancelación, menos lo efectivamente cancelado, en el supuesto de falta de pago de capital o intereses por el Estado Nacional por un plazo superior a 30 días de la fecha de vencimiento respectiva, de los bonos previstos en el capítulo II (BODEN) o de los títulos indicados en los incisos b) y c) del artículo 15 (préstamos garantizados y BOGAR).

Adicionalmente, mediante Comunicación "A" 3911, complementarias y modificatorias, el BCRA resolvió que los activos entregados en garantía de adelantos otorgados para la suscripción de los bonos previstos en el Decreto 905/02, ratificado por el artículo 71 de la Ley 25827, podrán excluirse del tratamiento de valuación contable a valor presente, técnico o teórico (ver Notas 10.4. y 10.5.) a opción definitiva de las entidades, por parte o por el total de los adelantos, atento las previsiones del artículo 17 del mencionado Decreto, en cuyo caso serán registrados por el valor admitido a los fines de la constitución de garantías.

Atento a lo descripto precedentemente, la alta exposición del Banco al Sector Público no Financiero, debe ser contemplada a la luz de los pasivos contraídos con el BCRA.

7. PLAN DE NEGOCIOS Y PROYECCIONES

Dentro del marco de la normalización del sistema financiero y de la adecuación de las entidades al régimen de capitales mínimos, el BCRA emitió la Comunicación "A" 4027, mediante la cual requirió a las entidades financieras, el desarrollo de un plan de negocios y proyecciones por el período de doce meses posteriores al 30 de septiembre de 2003.

Con fecha 31 de octubre de 2003, el Banco presentó ante el Ente Rector la información solicitada, siendo los objetivos fijados oportunamente cumplidos a entera satisfacción, entre los que se destacan:

- Recuperación de la estabilidad financiera y fortalecimiento de la posición de liquidez.

  1) Cierre de la Oferta de Canje de Deuda Bancaria y por Obligaciones Negociables.

  2) Reprogramación asistencias del BCRA: el 5 de febrero de 2004 la Unidad de Reestructuración del Sistema Financiero autorizó al BCRA a extender el vencimiento de la deuda de Banco Hipotecario al plazo requerido de 89 meses.
  3) Obtención de compensaciones del Gobierno Nacional (Nota 3.1.).

Guillermo C. Martinz
Gerente de Contaduría
General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

- Maximización del valor actual de la cartera de créditos.

  1) Concentración de esfuerzos en la administración del portfolio actual de créditos.
  2) Mejora de los ratios de cobranza.
  3) Reestructuración de créditos en mora pesada.

- Eficiencia y competitividad operativa.

  1) Continua optimización de recursos y reducción de costos reasignando personal a tareas de cobranza y recupero de cartera.
  2) Mantenimiento de la escala.

- Recomposición de la operatoria de intermediación financiera y de prestación de servicios.

- Fortalecimiento de la solvencia patrimonial

- Minimización de riesgos de descalce de tasas, plazos y moneda.

Con fecha 10 de marzo de 2004, el BCRA emitió la Comunicación "A" 4111, mediante la cual se rediseñó el plan de negocios y proyecciones a presentar por las entidades financieras, llevando el plazo de las mismas a 24 meses a partir del 31 de diciembre de 2003.

El Plan de Negocios para el período 2004 - 2006, presentado ante el BCRA el 19 de abril de 2004, se concentra en el desarrollo de negocios orientados a una banca universal construida sobre la actual franquicia del negocio hipotecario, según el siguiente esquema de objetivos y metas:

1) Desarrollo de nuevos productos y servicios.

   a) Ofrecer servicios de Banca Comercial.

   - Préstamos al consumo.
   - Préstamos corporativos.
   - Financiamiento estructurado.
   - Comercio Exterior.
   - Banca transaccional minorista.

   b) Apalancamiento sobre la solvencia del Banco.

   - Depósitos minoristas.
   - Adquisición de operaciones, tecnología y redes.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

c) Posicionamiento para capturar market share.

d) Incrementar ingresos de negocios relacionados con el crédito hipotecario.

- Nuevos seguros vinculados a la vivienda.
- Actividades de servicing de cartera de terceros.
- Financiamiento estructurado para proyectos de construcción.
- Nuevas estructuras de créditos hipotecarios.

2) Utilizar una franquicia financiera propia auto suficiente.

e) Continuar esfuerzos para mejorar ratios de cobranza.

f) Continuar con la política de reducción de costos y mejoras en eficiencias.

Con fecha 26 de abril de 2004, se presentó ante la Unidad de Reestructuración del Sistema Financiero, la reformulación y rectificación del Plan de Transformación y reorganización (Decreto 1262/03). Dicha información fue presentada en concordancia con la presentación realizada el 19 de abril de 2004 ante el BCRA, en el marco de la Comunicación "A" 4111.

8. SISTEMA DE REFINANCIACIÓN HIPOTECARIA - LEY 25798.

El 22 de junio de 2004 el Banco manifestó su adhesión al Sistema de Refinanciación Hipotecaria y certificó que la cantidad de mutuos elegibles incluidos en el Sistema ascendía a 13.225 por un importe total de miles de pesos 218.335, comprendiendo miles de pesos 193.619 el monto a refinanciar a febrero de 2004 de acuerdo con los términos de la Ley 25798 - Capítulo I. Simultáneamente First Trust of New York National Association, fiduciario del Fideicomiso BHN Master Mortgage Trust, manifestó su adhesión al Sistema certificando 228 mutuos elegibles incluidos por un importe total de miles de pesos 6.297, comprendiendo miles de pesos 6.239 el monto a refinanciar a febrero de 2004 de acuerdo con los términos de la Ley 25798. Dichos créditos fueron titulizados, y el beneficiario total del producido de los mismos es Banco Hipotecario SA.

Una vez perfeccionado el sistema previsto en la Ley, el Banco tendrá derecho a percibir bonos emitidos por el fiduciario por: i) 60% de los montos impagos títulos con vencimiento el 1 de noviembre de 2006 y ii) 40% restante títulos con vencimiento el 1 de noviembre de 2014.

A efectos de los presentes estados contables intermedios el Banco no ha registrado contablemente los derechos adquiridos provenientes de la implementación del presente sistema.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

9. BANCO HIPOTECARIO SOCIEDAD ANONIMA

La Ley 24855, sancionada el 2 de julio de 1997, promulgada por el Poder Ejecutivo Nacional (PEN) mediante Decreto 677 del 22 de julio de 1997 y el Decreto reglamentario 924/97 declaró al Banco Hipotecario Nacional "sujeto a privatización" en los términos de la Ley 23696 y dispuso que el PEN proceda a su transformación en sociedad anónima. La nueva Entidad que surja de esta transformación actuará bajo la denominación "Banco Hipotecario Sociedad Anónima" y como banco comercial bajo el régimen de la Ley 21526 y sus modificatorias y reglamentarias y continuará, con los alcances previstos en la normativa, con los derechos y obligaciones de su predecesor.

La Ley 24855 y su Decreto reglamentario disponen que Banco Hipotecario Sociedad Anónima deberá atender por un plazo de 10 años a partir de la promulgación de la ley, entre otras, las actividades de financiación de la construcción y/o adquisición de viviendas en todo el territorio nacional. Además deberá mantener líneas de crédito destinadas a la financiación de la construcción de viviendas en pequeñas localidades del país por un monto equivalente al 10% del total de créditos que otorgue para la construcción.

Banco Hipotecario Sociedad Anónima cuenta con un capital social de miles de pesos 1.500.000, totalmente suscripto e integrado, representado por 150.000.000 de acciones ordinarias escriturales clases A, B, C y D de valor nominal $10 cada una y un voto por acción, con excepción del derecho especial de voto múltiple previsto para las acciones Clase D determinado en su estatuto social.

Con fecha 2 de febrero de 1999 el Banco de la Nación Argentina, en su carácter de fiduciario del Fideicomiso de Asistencia al Fondo Fiduciario Federal de Infraestructura Regional, efectuó la oferta pública combinada de 42.000.000 acciones Clase D ordinarias y 270.000 opciones, representando cada una de estas últimas el derecho a la compra de 100 acciones, debiendo los inversores adquirir una cantidad mínima de acciones clase D para poder ser adjudicatarios de las opciones. Dicho derecho expiró el 2 de febrero de 2004.

Se colocaron en el mercado local de capitales, con la autorización de la Comisión Nacional de Valores de la República Argentina, 13.616.606 acciones Clase D y 61.289 opciones y en el mercado internacional de capitales conforme a la Norma 144A bajo la Securities Act de 1933 de los Estados Unidos de América, 28.383.394 ADSs (Acciones Depositadas en Custodia), cada una representativa de una acción Clase D y 208.711 opciones.

Como consecuencia de la conclusión del plazo para el ejercicio de las opciones indicadas precedentemente, con fecha 2 de febrero de 2004 ciertos tenedores de las mismas adquirieron 17.909.500 de acciones clase D.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

El siguiente cuadro muestra la composición del capital social, con indicación de las clases de acciones y su valor nominal.

Clase	Acciones	Valor Nominal	Capital Social
A	65.853.444	10	658.534.440
B	7.500.000	10	75.000.000
C	7.500.000	10	75.000.000
D	69.146.556	10	691.465.560
	150.000.000		1.500.000.000

10. BASES DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

Los presentes estados contables han sido preparados de acuerdo con normas contables establecidas por el BCRA mediante Circular CONAU 1, complementarias y modificatorias.

Los estados contables de la entidad predecesora, Banco Hipotecario Nacional, han sido ajustados por inflación conforme a las pautas descriptas en la Comunicación "A" 551 del Banco Central de la República Argentina hasta el ejercicio cerrado el 31 de diciembre de 1994 y preparados de acuerdo con las normas establecidas por Circular CONAU 1. A partir del 1° de enero de 1995, y de acuerdo con la autorización conferida por la Resolución 388 de la Superintendencia de Entidades Financieras y Cambiarias del Banco Central de la República Argentina, se discontinuó la aplicación del ajuste por inflación de los estados contables hasta el 31 de diciembre de 2001. A partir del 1 de enero de 2002, y como consecuencia de la aplicación de la Comunicación "A" 3702, basada en la derogación de toda norma legal y reglamentaria que impedía la reexpresión de saldos contables a moneda de cierre, el Banco reanudó la aplicación del ajuste por inflación, siguiendo el método de reexpresión establecido por la Resolución Técnica Nro. 6 de la Federación Argentina de Consejos Profesionales en Ciencias Económicas (FACPCE) utilizando el coeficiente de ajuste derivado del índice de precios internos al por mayor publicado por el Instituto Nacional de Estadísticas y Censos (INDEC). Asimismo, se ha considerado que las mediciones contables por el cambio en el poder adquisitivo de la moneda entre el 31 de diciembre de 1994 y 2001, se encuentran expresadas en moneda de esta última fecha.

Con fecha 25 de marzo de 2003, el Poder Ejecutivo Nacional emitió el Decreto 664 que establece que los estados contables de ejercicios que cierran a partir de dicha fecha sean expresados en moneda nominal. En consecuencia, y de acuerdo con la Comunicación "A" 3921 del BCRA, se discontinuó la reexpresión de los estados contables a partir del 1 de marzo de 2003.

El Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires aprobó las Resoluciones Técnicas N° 16 "Marco conceptual de las normas contables profesionales"; N° 17 "Normas contables profesionales: desarrollo de cuestiones de aplicación general"; N° 18 "Normas contables profesionales:

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

desarrollo de algunas cuestiones de aplicación particular", N° 19 "Modificaciones a las Resoluciones Técnicas N° 4, 5, 6, 8, 9, 11 y 14", N° 20 "Instrumentos derivados y operaciones de cobertura" y N° 21 "Valor patrimonial proporcional - Consolidación de estados contables - Información a exponer sobre partes relacionadas", a través de sus Resoluciones C 238/01, C 243/01, C 261/01, C 262/01, C 187/02 y M 5/03, respectivamente. Las mencionadas Resoluciones Técnicas y las modificaciones incorporadas, entraron en vigencia para los ejercicios iniciados a partir del 1 de julio de 2002, excepto la última citada cuya fecha de vigencia es el 1 de abril de 2003. A la fecha de emisión de los presentes estados contables el BCRA no ha adoptado estas Resoluciones Técnicas.

Los principales criterios de exposición y valuación seguidos para su preparación, se describen a continuación:

10.1. Activos y pasivos en moneda extranjera

Se han valuado al tipo de cambio de referencia del dólar estadounidense difundido por el BCRA o en el caso de tratarse de monedas distintas, se convirtieron a dólar estadounidense utilizando los tipos de pase comunicados por la mesa de operaciones del BCRA, vigentes al cierre de las operaciones del último día hábil de los períodos finalizados el 30 de septiembre de 2004 y 2003.

10.2. Activos en oro y otros metales preciosos

Las tenencias de oro y plata han sido valuadas utilizando la última cotización cierre vendedor registrada en el mercado de Londres, en dólares estadounidenses, neto de los gastos directos de venta y convertidos a pesos al tipo de cambio de referencia del dólar estadounidense difundido por el BCRA vigente al cierre de las operaciones del último día hábil de los períodos finalizados el 30 de septiembre de 2004 y 2003.

Atento lo dispuesto mediante Comunicación "A" 2290 del BCRA, las tenencias de plata han sido incluidas en el rubro Disponibilidades teniendo en cuenta que: i) cuentan con un valor de mercado que surge de cotizaciones diarias de transacciones relevantes y ii) son amonedados o conforman "barras de buena entrega" de acuerdo con la normativa contemplada por el Ente Rector.

10.3. Devengamiento de intereses y ajustes de capital (CER y CVS)

El devengamiento de intereses para la totalidad de las operaciones activas y ciertas operaciones pasivas, en moneda nacional y en moneda extranjera y cuyo lapso de vigencia supere los noventa y dos días se ha efectuado siguiendo el método exponencial, interrumpiéndose el devengamiento de intereses para préstamos cuya mora supera los noventa días.

Los ajustes de capital por aplicación del CER y CVS fueron devengados de acuerdo con normas emitidas por el BCRA, interrumpiéndose el devengamiento de los mismos para préstamos cuya mora supera los noventa días.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

10.4. Títulos públicos y privados

Con cotización - Del país y del exterior:

Los títulos clasificados en las cuentas de "Tenencias para operaciones de compra-venta o intermediación" e "Inversiones en títulos privados con cotización" se han valuado de acuerdo al valor de cotización al último día de operaciones del período.

Los Bonos del Gobierno Nacional BODEN en US$ 2012 clasificados en las cuentas de "Tenencias en cuentas de inversión" se han incorporado por su valor técnico, de acuerdo con los considerandos establecidos en la Comunicación "A" 3785, complementarias y modificatorias. Al fin de cada período se acrecientan en función de los intereses devengados según las condiciones de emisión. El nuevo saldo en moneda extranjera se convierte a pesos según el tipo de cambio de referencia publicado por el BCRA.

Los Bonos del Gobierno Nacional BODEN 2012 recibidos en dación en pago de titulares de préstamos hipotecarios, de acuerdo con lo establecido por Decreto 905/02, han sido valuados al 30 de septiembre de 2003 a su poder cancelatorio de asistencias recibidas del BCRA, esto es a $1.40 más CER.

Los títulos públicos nacionales originalmente emitidos en moneda extranjera y bajo legislación local, han sido pesificados a la relación $1,40 por dólar estadounidense, de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias.

Los títulos públicos nacionales originalmente emitidos en moneda extranjera no alcanzados por la pesificación, se encuentran registrados a su valor contable al 31 de diciembre de 2003, de acuerdo con las disposiciones de la Comunicación "A" 3911, complementarias y modificatorias.

Sin cotización - Del país:

Los títulos clasificados en las cuentas de "Títulos públicos sin cotización" se encuentran valuados al valor de costo más las actualizaciones y rentas devengadas pendientes de cobro.

Se encuentran registrados "Bonos Garantizados" al 30 de septiembre de 2004,emitidos por el Fondo Fiduciario para el Desarrollo Provincial recibidos en el marco del Decreto N° 1579/02, Resolución 539/02 del Ministerio de Economía y normas complementarias. Los mismos han sido valuados a su valor contable promedio (para aquellos títulos que serán afectados a garantía para la suscripción de bonos cobertura) o valor presente o técnico el menor (para los restantes títulos), ambos criterios de acuerdo con los lineamientos expresados en la Comunicación "A" 3911, complementarias y modificatorias.

Al 30 de septiembre de 2004 los Certificados CCF se encontraban valuados a su valor técnico de acuerdo con normas vigentes a esa fecha.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

10.5. Préstamos

La cartera de préstamos en situación regular y cuya mora no supere los noventa días se encuentra valuada por los capitales efectivamente prestados, más los intereses capitalizados, netos de amortizaciones de capital percibidas y reconsideraciones de saldos de deuda, más ajustes (CER y CVS, en los casos que corresponda) e intereses devengados a cobrar y deducida la previsión estimada para cubrir riesgos de incobrabilidad.

A efectos de los presentes estados contables se denominan Préstamos Pre-91 a aquellos originados con anterioridad al 1° de abril de 1991 o créditos individuales provenientes de operaciones globales iniciadas con anterioridad a dicha fecha y Préstamos Post-91 a todos aquellos créditos originados con posterioridad a la fecha señalada.

Los préstamos garantizados Decreto 1387/01 se han valuado de acuerdo con los lineamientos de la Comunicación "A" 3911, complementarias y modificatorias, de la siguiente manera: i) los que se encuentran afectados al matching a su valor presente (flujo de fondos según condiciones contractuales, descontados a las tasas de interés dispuestas por el BCRA) o a su valor técnico (importe, actualizado, de corresponder por CER, más intereses devengados según condiciones contractuales), el menor. Ese valor ha sido comparado con el valor teórico (valor contable al 28 de febrero de 2003, neto de la cuenta regularizadora, más, si correspondiera ajuste por CER). Las diferencias de esta comparación se reflejan en una cuenta regularizadora del activo, ii) los préstamos que serán afectados en garantía de adelantos otorgados por el BCRA para la suscripción de los bonos cobertura previstos en el Decreto 905/02 a su valor contable promedio establecido por la Comunicación "A" 3756.

Otros préstamos al sector público, no incluidos en el párrafo anterior, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias aplicándose el CER a partir del 3 de febrero de 2002 y estableciendo tasas máximas según lo dispuesto por Decreto 1579/02, en caso de haberse presentado dichos activos al canje provincial (Nota 42).

Los préstamos al Sector Privado no Financiero, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,00 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias aplicándose el CER y CVS a partir del 3 de febrero de 2002 y estableciéndose tasas máximas de acuerdo al prestatario.

10.6. Otros créditos por intermediación financiera

Los créditos hipotecarios individuales cedidos en fideicomiso pendientes de titulización registrados en el presente rubro se han valuado y pesificado siguiendo el criterio expuesto en el punto 10.3. y 10.5.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

El importe registrado en la cuenta "Otros no comprendidos en las normas de clasificación de deudores - Compensación a Recibir del Gobierno Nacional" incluye el equivalente en pesos a su valor técnico del derecho a recibir, de acuerdo con los artículos 28 y 29 del Decreto 905, hasta tanto el BCRA acredite el remanente de los BODEN 2012 en dólares estadounidenses solicitados en cumplimiento de dicha disposición (ver Nota 3).

El Banco ha efectuado una operación de recompra de sus obligaciones negociables propias mediante un acuerdo de financiación con DePfa Investment Bank Ltd (Nota 21.3.). Dichos derechos han sido valuados a valor de mercado de las obligaciones negociables subyacentes al cierre del presente período.

Los derechos emergentes de la operación de total return swap que comprende acciones propias del Banco, han sido valuados al precio de mercado del subyacente al cierre del presente período.

10.7. Participaciones en otras sociedades

Este rubro comprende principalmente las participaciones que el Banco mantiene en BACS Banco de Crédito y Securitización Sociedad Anónima, BHN Inmobiliaria Sociedad Anónima y BHN Sociedad de Inversión Sociedad Anónima (Nota 31). Al 30 de septiembre de 2004 y 2003, dichas participaciones se encuentran registradas a su valor patrimonial proporcional más, en caso de corresponder, las utilidades no trascendidas a terceros, cuyos montos ascienden a miles de pesos 122.844 y miles de pesos 107.144, respectivamente.

Las citadas participaciones surgen de los estados contables correspondientes a los períodos económicos finalizados el 30 de septiembre de 2004 y 2003 de BACS Banco de Crédito y Securitización Sociedad Anónima; a los períodos económicos finalizados el 30 de junio de 2004 y 2003 de BHN Sociedad de Inversión Sociedad Anónima; en tanto que los estados contables de BHN Inmobiliaria corresponden al ejercicio económico finalizado el 31 de marzo de 2004.

Las restantes participaciones se encuentran valuadas al valor de costo o valor estimado de recupero según corresponda, el menor.

10.8 Créditos Diversos

Los BODEN 2012 y Préstamos Garantizados del Gobierno Nacional depositados en garantía, se valúan siguiendo los criterios expuestos en el tercer párrafo del punto 10.4. y tercer párrafo del punto 10.5., respectivamente.

10.9. Bienes de uso y diversos

Estos bienes se encuentran registrados a su valor de costo reexpresados en moneda constante hasta el 28 de febrero de 2003, siguiendo el método expuesto en el segundo y tercer párrafo de la presente nota, neto

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

de las depreciaciones acumuladas calculadas por el método de línea recta en función de la vida útil estimada de los bienes. El costo de los bienes incorporados antes del 31 de diciembre de 1994 se encuentra reexpresado en moneda constante de esa fecha, en tanto que los movimientos posteriores a dicha fecha se encuentran valuados a moneda corriente del período al que corresponden.

El Banco registra en el rubro "Bienes Diversos - Bienes Tomados en Defensa del Crédito", unidades de vivienda ingresadas al patrimonio del Banco en concepto de cancelación de créditos hipotecarios. Los mismos se valúan a su valor de mercado o el valor del crédito neto de previsiones, el menor.

Los valores residuales de los bienes en su conjunto no exceden los valores de utilización económica, excepto por los bienes destinados a la venta, los cuales no superan su valor neto de realización.

10.10. Primas por seguros sobre viviendas, de vida, de desempleo en operaciones de préstamos y otras

La política del Banco es reconocer los ingresos por primas en oportunidad de producirse el devengamiento de la cuota del préstamo respectivo, excepto para aquellos préstamos cuya mora supere los noventa días, en tanto que los cargos por siniestros son imputados a resultados en el período en que estos ocurren.

En los estados contables se refleja una reserva por miles de pesos 12.013 que se expone en el Patrimonio Neto - Reservas de Utilidades - Otras y una reserva por la actividad de seguros por miles de pesos 10.009 y miles de pesos 9.085 al 30 de septiembre de 2004 y 2003, respectivamente, expuesta en el rubro "Previsiones" del Pasivo.

10.11. Bienes intangibles

Corresponde a gastos de organización y desarrollo de sistemas. Los mismos han sido reexpresados en moneda constante hasta el 28 de febrero de 2003 siguiendo el método expuesto en el primer párrafo de la presente nota y se amortizan sobre base mensual y por el método de línea recta en función de la vida útil asignada.

10.12. Depósitos

Los depósitos se encuentran valuados a su valor de imposición, más ajustes (CER) e intereses devengados en caso de corresponder. La retribución fija de cada operación se devenga en forma exponencial, en tanto que la retribución variable se devenga aplicando la proporción de retribución pactada a la variación positiva en el precio del activo financiero o índice de activos financieros, operada entre el momento de concertación y el cierre de mes.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

Los depósitos, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias, aplicándose el CER a partir del 3 de febrero de 2002.

10.13. Otras obligaciones por intermediación financiera

Las operaciones vigentes al 30 de septiembre de 2003, originalmente pactadas en moneda extranjera de opciones y futuros liquidadas y/o con acuerdo de liquidación escritos entre las partes con anterioridad a la vigencia de Decreto 992/02 se encuentran valuadas a los distintos tipos de cambio pactados en la liquidación de cada operación entre las partes. Las restantes operaciones no renegociadas a la fecha de vigencia del citado decreto han sido pesificadas a la relación de cambio $1,40 por dólar estadounidense, encontrándose registradas como operaciones a la vista.

10.14 Valuación de Opciones

El Banco ha adquirido una opción de compra por miles de euros 100.000. La prima sobre dicho derecho ha sido valuada a precio de mercado al cierre del período (Nota 21.1.).

Las primas por opciones de compra lanzadas y tomadas se han devengado linealmente durante el plazo de duración del contrato.

10.15. Indemnizaciones por despido

El Banco no constituye previsiones para cubrir el riesgo de las indemnizaciones por despido del personal. Las erogaciones correspondientes a este concepto son cargadas a los resultados del período en que se producen.

10.16. Impuesto a las ganancias

De acuerdo con lo establecido en el artículo 28 de la Ley 24855, Banco Hipotecario Sociedad Anónima está alcanzado por el impuesto a las ganancias, excepto para todas las operaciones de crédito para la vivienda concretadas con anterioridad al 23 de octubre de 1997, fecha de inscripción del estatuto en la Inspección General de Justicia.

El Banco reconoce, cuando corresponda, los cargos a resultados y registra una provisión en el pasivo por el impuesto determinado sobre sus operaciones imponibles en el ejercicio fiscal al que correspondan.

10.17. Impuesto a las ganancias mínimas presuntas

No obstante que el impuesto ingresado puede considerarse como un crédito fiscal a cuenta del impuesto a las ganancias por un período de hasta 10 años, el Banco ha imputado dicha erogación a resultados.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

10.18. Patrimonio neto

a. Capital social, reservas y ajuste de capital:

Los movimientos y saldos en cuentas del patrimonio neto anteriores al 31 de diciembre de 1994 han sido reexpresados en moneda de esa fecha, siguiendo el método expuesto en la presente nota. Los movimientos posteriores a dicha fecha se encuentran expuestos en moneda corriente del ejercicio al que corresponden. Los saldos de cuentas del Patrimonio Neto al 30 de septiembre de 2004 se encuentran reexpresados hasta el 28 de febrero de 2003 de acuerdo con lo expresado en el tercer párrafo. El ajuste derivado de la reexpresión del saldo de "Capital Social" fue imputado a "Ajustes al Patrimonio".

b. Resultados:

Se encuentran imputados los resultados devengados en el período, con independencia de que se haya efectivizado su cobro o pago. Los resultados monetarios por exposición a la inflación fueron determinados hasta el 28 de febrero de 2003 según se indica:

b.1) Resultado monetario por intermediación financiera: incluye el resultado por exposición a la inflación originado en activos y pasivos relacionados con el ejercicio de la actividad de intermediación habitual entre la oferta y la demanda de recursos financieros.

b.2) Resultado monetario vinculado con egresos operativos: incluye el resultado por exposición a la inflación originado en activos y pasivos monetarios en pesos, relacionados con gastos de administración.

b.3) Resultado monetario por otras operaciones: Incluye el resultado por exposición a la inflación originado en activos y pasivos que no están relacionados con la intermediación financiera.

c. Ajuste de Resultados de Ejercicios Anteriores :

De acuerdo con lo dispuesto por Asamblea de Accionistas de fecha 31 de mayo de 2004, en cuanto a que los honorarios asignados a los Directores integrantes del Comité Ejecutivo en concepto de participación en las ganancias y apreciación accionaria, sean con cargo al ejercicio 2003, se han imputado como ajustes de resultados anteriores miles de pesos 5.176.

La preparación de estados contables requiere por parte del Directorio del Banco la realización de estimaciones que afectan activos y pasivos, resultados del período y la determinación de activos y pasivos contingentes a la fecha de los mismos. Dado que dichas estimaciones involucran juicios de valor respecto de la probabilidad de ocurrencia de hechos futuros, los resultados reales pueden diferir de los estimados pudiendo

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

ocasionar pérdidas o ganancias que afecten los períodos subsecuentes. Por otra parte se han considerado todas las disposiciones legales y reglamentarias vigentes hasta la fecha de presentación.

La información de los estados contables de igual período del ejercicio anterior, que se presenta a fines comparativos, incluye ciertas reclasificaciones y ajustes que contemplan aspectos específicos de exposición a los efectos de presentarla sobre bases uniformes con las del presente período.

11. DIFERENCIAS ENTRE NORMAS DEL BCRA Y NORMAS CONTABLES PROFESIONALES

Las principales diferencias entre las normas del BCRA y las normas contables profesionales, considerando lo expuesto en la primera parte de la Nota 10, se detallan a continuación:

11.1. Criterios de valuación

a) Compensación a recibir, según artículos 28 y 29 del Decreto 905/02 y títulos en cuentas de inversión

Al 30 de septiembre de 2004 y 2003, el Banco mantiene contabilizado en los rubros "Títulos Públicos - Tenencias en cuentas de inversión", "Otros Créditos por Intermediación Financiera - Otros no comprendidos en las normas de clasificación de deudores" y "Créditos Diversos - Otros" los títulos públicos recibidos y a recibir, respectivamente, originados en la compensación establecida por los artículos 28 y 29 del Decreto 905/02.

Adicionalmente, existen BODEN 2012 recibidos como cancelación de préstamos hipotecarios, mantenidos en cuentas de inversión.

De acuerdo con normas contables profesionales, la valuación debería realizarse de acuerdo con los valores de cotización netos de los gastos estimados de venta, imputando las diferencias de cotización a los resultados de cada período, excepto que exista capacidad e intención de mantener los mismos hasta su vencimiento.

b) Previsiones Sector Público No Financiero

La normativa vigente respecto a previsionamiento emanada del BCRA determina que las acreencias con el Sector Público no se encuentren sujetas a previsiones por riesgo de incobrabilidad. De acuerdo con normas contables profesionales dichas previsiones deben estimarse en función al riesgo de recuperabilidad de los activos.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

c) Contabilización del impuesto a las ganancias por el método del impuesto diferido

El Banco determina el impuesto a las ganancias aplicando la tasa vigente sobre la utilidad impositiva estimada, sin considerar el efecto de las diferencias temporarias entre el resultado contable y el impositivo. De acuerdo con las normas contables profesionales, el reconocimiento del impuesto a las ganancias debe efectuarse por el método del impuesto diferido (Nota 35).

d) Valor actual neto de préstamos garantizados, títulos públicos y otros similares

Por resolución N° 87/03, el CPCECABA suspendió la aplicación del criterio de medición al valor actual, mediante la aplicación de una tasa de interés relevante de mercado, en base a futuros ingresos o egresos de fondos de préstamos, inversiones y otras cuentas por cobrar o pagar generadas por la actividad específica de las entidades financieras. Dicho criterio difiere con lo dispuesto por la Comunicación "A" 3911.

e) Valuación a valor patrimonial proporcional

La RT 21 establece para el cálculo del valor patrimonial proporcional, que las fechas de cierre de los ejercicios económicos deben ser coincidentes para la inversora como así también para las emisoras, este criterio difiere de lo dispuesto por el BCRA. Adicionalmente deberá considerarse igual criterio de valuación de acuerdo con normas contables profesionales para todas las subsidiarias.

f) Reexpresión a moneda constante

Los estados contables al 30 de septiembre de 2003 reconocen los efectos de las variaciones en el poder adquisitivo de la moneda hasta el 28 de febrero de 2003, siguiendo el método de reexpresión establecido por la RT N° 6 (modificada por la RT N° 19) de la FACPCE. De acuerdo con lo dispuesto por el Decreto 664/03 del Poder Ejecutivo, la Comunicación "A" 3921 del BCRA y la Resolución 441 de la CNV, el Banco discontinuó la aplicación de dicho método y, por lo tanto, no reconoció contablemente los efectos de las variaciones en el poder adquisitivo de la moneda originados a partir del 1 de marzo de 2003.

De acuerdo con lo dispuesto por las Resoluciones MD 10 y 41/2003 del CPCECABA, las normas contables profesionales mantuvieron vigente la aplicación de este método hasta los ejercicios cerrados al 30 de septiembre de 2003.

No obstante, dado que la variación del IPIM por el período marzo/septiembre de 2003 fue de 2,1% (negativa), los efectos de no haber reconocido dichas variaciones no han sido significativos en relación con los presentes estados contables.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

11.2. Aspectos de exposición

a) Estados contables comparativos

De acuerdo con normas contables profesionales, el Banco debería presentar la información comparativa del estado de situación patrimonial con la correspondiente al mismo estado a la fecha de cierre del ejercicio completo precedente, en este caso, el 31 de diciembre de 2003.

b) Estado de origen y aplicación de fondos, Resultado por acción y Segmento de negocio

El criterio establecido por la RT 19, para la exposición de estos conceptos, difiere de lo que se establece la CONAU 1 del BCRA.

12. CLASIFICACIÓN Y PREVISIONAMIENTO DE DEUDORES

Las previsiones por riesgo de incobrabilidad constituidas al 30 de septiembre de 2004 y 2003 contemplan las previsiones mínimas requeridas por el Banco Central de la República Argentina, el previsionamiento de créditos individuales refinanciados de acuerdo con el criterio detallado en los párrafos siguientes, el fondo especial de subsidio (Nota 13), incluido el aporte especial efectuado por el Banco al 31 de marzo de 2000 y ciertas estimaciones relacionadas con el impacto coyuntural sobre la recuperabilidad de la cartera de préstamos hipotecarios.

Los intereses capitalizados con anterioridad a la entrada en mora de los créditos son previsionados de acuerdo con las pautas mínimas de previsionamiento, considerándose los mismos como capital.

En virtud de las pautas establecidas por la Ley 24441 de Financiamiento de la Vivienda y la Construcción, el criterio de previsionamiento seguido por el Banco para los emprendimientos constructivos con transmisión de dominio fiduciario, incluidos en la cartera comercial, consiste en la clasificación del deudor en función de la evaluación del flujo de fondos futuro de los emprendimientos en curso de ejecución, considerando cada uno de dichos emprendimientos como un flujo de fondos independiente del resto del patrimonio del deudor.

El Banco mantiene la siguiente política de clasificación y previsionamiento sobre créditos individuales que se encuentran en situación irregular y sean reestructurados:

a. Mantener la clasificación de todos aquellos préstamos que sean objeto de: i) aplicación del artículo 13 de la Ley 24143 y/o; ii) reestructuración, ya sea mediante convenio de pago, capitalización de la mora o subsidio, hasta seis meses posteriores a la normalización de los mismos,

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

b. Vencido el plazo establecido en el punto precedente, a partir del séptimo mes se procederá, según corresponda, de la siguiente manera:

b.1. Si no se verificara un atraso mayor a 30 días en el pago de los servicios, se clasificará el préstamo en categoría "normal".

b.2. Si se verificara un atraso mayor a los 30 días en el pago de los servicios, su clasificación resultará de la sumatoria de los días de atraso actual y los que registraba antes de la refinanciación hasta tanto el atraso no resulte igual o inferior a los 30 días, en cuyo caso sería de aplicación lo determinado en el acápite anterior.

c. Todos aquellos créditos de las carteras de préstamos hipotecarios individuales que superen los 24 meses de mora serán previsionados al 100%, procediéndose a su desafectación del activo del Banco como máximo transcurridos 3 meses contados a partir del momento en que fueran totalmente previsionados.

d. Aquellos créditos que habiendo sido desafectados del activo, de acuerdo con las pautas indicadas en el punto c. anterior, sean reestructurados y regularicen su situación, serán reincorporados al activo del Banco cuando los mismos no verifiquen atrasos superiores a 30 días durante seis meses consecutivos.

Como consecuencia de lo expuesto en los puntos c. y d. anteriores y la aplicación de la Comunicación "A" 2357 del Banco Central de la República Argentina, sus complementarias y modificatorias, al 30 de septiembre de 2004 y 2003 se encuentran registrados en cuentas de orden miles de pesos 911.832 y miles de pesos 743.851 respectivamente.

El Directorio del Banco, en función de lo mencionado anteriormente, considera que las previsiones por riesgo de incobrabilidad constituidas son suficientes para mantener el nivel de previsiones mínimas exigidas por las normas del Banco Central de la República Argentina y por las normas contables profesionales sobre el monto total de la cartera.

13. FONDO ESPECIAL DE SUBSIDIO

El artículo 13 de la Ley 24143 dispuso la constitución por parte del Banco de un fondo especial destinado a subsidiar los servicios de reembolso de los prestatarios que se encuentren afectados por situaciones de emergencia económica que no pudieran ser atendidas mediante la renegociación del crédito. Dicho fondo fue oportunamente reglamentado por el Banco, y a partir de ese momento se integra mediante la afectación del 2% de las sumas percibidas en concepto de intereses sobre préstamos para la vivienda.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

Atendiendo los problemas de la cartera de préstamos individuales Pre-91, relacionados con prestatarios en situación de emergencia social, el Directorio resolvió con fecha 16 de mayo de 2000 destinar miles de pesos 35.392 para ser aportados en carácter extraordinario al fondo que la Entidad está obligada a constituir de conformidad con lo dispuesto en los artículos 13 de la Ley 24143 y 17, inc.c) de la Ley 24855, para subsidiar total o parcialmente a los deudores que atraviesen situaciones graves de emergencia económica y social. El Banco ha registrado contablemente este aporte como un incremento de la Previsión por Riesgo de Incobrabilidad del rubro Préstamos con contrapartida en resultados - en la línea "Cargo por Incobrabilidad" del presente ejercicio.

El saldo del fondo al 30 de septiembre de 2004 y 2003 alcanza a miles de pesos 12.474 y miles de pesos 14.230, respectivamente, incluyendo el aporte extraordinario efectuado al 31 de marzo de 2000, precedente y deducidas las correspondientes aplicaciones. La Ley 24855 dispuso que el Banco deberá continuar por un plazo de 10 años a partir del 22 de julio de 1997 realizando aportes a dicho fondo en los términos establecidos en la Ley 24143.

14. BIENES DE DISPONIBILIDAD RESTRINGIDA

Al 30 de septiembre de 2004, el Banco Central de la República Argentina otorgó al Banco asistencia financiera por miles de pesos 378.835. Como garantía de estas operaciones, se constituyeron derechos de prenda en primer grado sobre activos creditorios provenientes del Contrato de préstamo garantizado a tasa fija (7%) con vencimiento en 2011 por aproximadamente miles de pesos 491.041. A tal efecto, se encuentra registrado en el rubro Otras Obligaciones por Intermediación Financiera el financiamiento obtenido, y en cuentas de orden los saldos representativos de los derechos eventuales.

De conformidad con los compromisos asumidos en la Oferta de Canje de la deuda externa del Banco (Nota 1), se constituyó un fideicomiso bajo la ley Argentina mediante un Contrato de Fideicomiso celebrado entre el Banco y ABN AMRO Bank NV, sucursal Argentina. Al 30 de septiembre de 2004 se encuentran transferidos al fideicomiso miles de pesos 528.360 en BODEN 2012 y su correspondiente renta y miles de pesos 8.450 en Préstamos Garantizados del Gobierno Nacional. Estas garantías se encuentran registradas en el rubro "Créditos Diversos" (Nota 18).

Al 30 de septiembre de 2004, el Banco mantiene depositados miles de pesos 58.949 en BODEN 2012 como garantía por la operación de swap de moneda (Nota 21.4.). Estos depósitos en garantías se encuentran registradas en el rubro "Créditos Diversos" (Nota 18).

Al 30 de septiembre de 2004 el Banco ha constituido garantías específicas sobre el contrato de venta futura con Depfa Investment Bank Ltd por miles de pesos 909 (Nota 21.3.). Estos depósitos en garantías se encuentran registradas en el rubro "Créditos Diversos" (Nota 18).

Al 30 de septiembre de 2003 se mantenía un depósito en garantía en el ABN AMRO BANK, sucursal Curaçao, actuando dicha entidad como Agente Escrow, con el objeto de garantizar el pago del precio de la Oferta

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

de Canje de la deuda externa del Banco. El citado depósito en garantía alcanzaba miles de pesos 272.887 (Nota 18).

15. SEGURO SOBRE BIENES QUE GARANTIZAN LA CARTERA HIPOTECARIA Y SEGUROS DE VIDA Y DE DESEMPLEO SOBRE BENEFICIARIOS

El Banco otorga cobertura de seguros sobre:

- **Viviendas hipotecadas que garantizan su cartera de créditos, por el valor asignado a los bienes asegurados:** Daños materiales causados por incendios, explosiones, rayos, terremotos, ciertos hechos de tumulto popular, terrorismo y otros según las condiciones generales establecidas por el Banco.

- **Seguro de vida cancelatorio de deuda para los prestatarios del Banco:** Riesgo de muerte del responsable económico, prestatario o no, con efecto cancelatorio de la deuda por capital que se registre a la fecha del siniestro, según las condiciones establecidas por el Banco. Son asegurables las personas físicas menores a 56 años y hasta que cumplan 80 años de edad.

- **Seguro de Desempleo de los responsables económicos que sean titulares de operaciones de crédito:** Cubre el riesgo de desempleo cuando se cumplan las condiciones estipuladas en la Ley Nacional de Empleo 24013 con una cobertura máxima de hasta seis cuotas mensuales, con opción a renovar dicha cobertura por otros seis servicios con pago de prima adicional, una vez que el asegurado haya celebrado contrato de trabajo por un plazo superior a doce meses.

- **Seguro combinado familiar sobre viviendas:** cubre diferentes riesgos tales como, incendio y robo de contenido general y equipo electrónico de uso doméstico, cristales, responsabilidad civil por incendio o explosión, remoción de escombros, daños al edificio por robo, gastos de hospedaje y servicios de asistencia domiciliaria.

Las politicas contables establecidas por el Banco para registrar las operaciones vinculadas a estos seguros se describen en Nota 10.10. La Entidad cubre los riesgos involucrados por la actividad aseguradora con su propio patrimonio.

Asimismo, el Banco comercializa seguros sobre Accidentes Personales y Salud, cuyas cobertura, riesgo y siniestros son asumidos por Compañías Aseguradoras independientes del Banco Hipotecario.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

El monto de las primas de seguro por los conceptos arriba mencionados, los siniestros abonados y los cargos vinculados con la actividad aseguradora, imputados a los resultados de los períodos finalizados el 30 de septiembre de 2004 y 2003, fueron los siguientes:

	30/09/04 Miles de pesos	30/09/03 Miles de pesos
Primas seguro de incendio	9.516	11.182
Primas seguro de vida	20.293	21.650
Primas seguro de desempleo	1.242	1.406
Primas seguros adicionales	1.692	1.220
Total primas (Nota 25)	32.743	35.458

	30/09/04 Miles de pesos	30/09/03 Miles de pesos
Siniestros incendio	201	368
Siniestros vida	5.513	5.994
Siniestros desempleo	189	239
Siniestros seguros adicionales	197	129
Total siniestros (Nota 26)	6.100	6.730

Las primas de seguros indicadas se exponen en el rubro "Ingresos por servicios", en tanto que los siniestros se exponen en el rubro "Egresos por servicios". El cargo correspondiente a las previsiones relacionadas a esta actividad aseguradora se incluye en el rubro "Pérdidas diversas".

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

16. OTROS CRÉDITOS POR INTERMEDIACION FINANCIERA

La composición de la línea "Otros comprendidos en las normas de clasificación de deudores" del rubro "Otros créditos por intermediación financiera" es la siguiente:

	30/09/04	30/09/03
	Miles de pesos	Miles de pesos
Préstamos hipotecarios cedidos en fideicomiso	290.867	310.388
Contrato de cobertura financiera	50.481	-
Otros	4.488	16.179
Total	345.836	326.567

La composición de la línea "Otros no comprendidos en las normas de clasificación de deudores" del rubro "Otros créditos por intermediación financiera" es la siguiente:

	30/09/04	30/09/03
	Miles de pesos	Miles de pesos
Compensación a recibir del Gobierno Nacional (US$)	2.638.665	2.588.217
Certificados de participación en Fideicomisos	85.214	44.087
Obligaciones Negociables propias en cartera (*)	236.481	75.369
Títulos subordinados Clase B garantizados con hipotecas	72.009	41.660
Total	3.032.369	2.749.333

(*) El Banco mantiene miles de pesos 91.534 de Obligaciones Negociables propias en cartera (largo plazo) a efectos de su posible canje con tenedores que no ingresaron en la oferta inicial.

17. TITULIZACION DE CARTERA DE CREDITOS HIPOTECARIOS

El Banco ha celebrado diversos contratos de fideicomiso financiero mediante los cuales, en su carácter de fiduciante, transmite la propiedad fiduciaria de créditos hipotecarios de su cartera de préstamos a First Trust of New York. Una vez transferidos los créditos hipotecarios al fiduciario, éste procede a emitir los correspondientes títulos valores representativos de deuda y certificados de participación y a cancelar con el producido de la colocación el monto de los créditos cedidos por el Banco. Los bienes fideicomitidos constituyen un patrimonio separado del patrimonio del fiduciario y del fiduciante.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

El fiduciario es responsable de administrar los fondos fiduciarios previamente constituidos de acuerdo con las especificaciones contenidas en el contrato de fideicomiso.

Al 30 de septiembre de 2004 y 2003 se encuentran contabilizados en la línea "Otros comprendidos en las normas de clasificación de deudores" del rubro "Otros créditos por intermediación financiera" miles de pesos 290.867 y miles de pesos 310.388 respectivamente correspondientes a créditos hipotecarios originalmente otorgados en moneda extranjera y pesificados por ley 25561 y Decreto 214 inscriptos a favor del fiduciario, en la línea "Intereses devengados a cobrar comprendidos en la norma de clasificación de deudores" del mismo rubro miles de pesos 14.047 y miles de pesos 10.943 respectivamente correspondientes a los intereses y ajustes (CER) devengados a cobrar. Dichos créditos se mantienen en el activo del Banco dado que a esa fecha el fiduciario no había emitido los títulos respectivos y el Banco mantiene el doble carácter de fiduciante y único beneficiario.

Durante el presente período el Banco creo un Programa Global de Valores Fiduciarios "CEDULAS HIPOTECARIAS ARGENTINAS" para la titulización de créditos individuales para la vivienda con garantía hipotecaria, por hasta un valor nominal de pesos 500.000.000, el cual fue autorizado por Resolución N° 14814 del 3 de junio de 2004 por la Comisión Nacional de Valores.

Dentro del marco del Programa citado, el Banco en su carácter de fiduciante, BACS Banco de Crédito y Securitización SA, en su carácter de organizador y administrador general y Deutsche Bank SA, en su carácter de fiduciario financiero se constituyó el Fideicomiso Financiero Cédulas Hipotecarias Argentinas Serie I, 2004-1, el que con fecha 14 de junio de 2004, realizó el lanzamiento de la primera emisión de las Cédulas Hipotecarias de Ahorro (CHA) por un valor nominal de pesos 50.000.000.

El 23 de junio de 2004 se cerró la oferta, habiéndose colocado los Valores de Deuda Fiduciarios Senior CHA, Serie I, 2004-1 por un valor nominal de pesos 40.000.000 a un precio de 95,82%, en tanto que los Valores de Deuda Fiduciarios Clase B CHA, Serie I 2004-1 y los Certificados de Participación CHA, Serie I 2004-1 no fueron colocados y el fiduciante resolvió recibir dichos Valores a la par, por un valor nominal de pesos 5.000.000 y 4.999.916, respectivamente, como parte de pago de una parte de la cartera de Letras Hipotecarias cedidas fiduciariamente al Fideicomiso.

La fecha de emisión de los Valores Fiduciarios fue el 25 de junio de 2004.

A la fecha de los presentes estados contables se encuentran constituidos los fondos que se enumeran a continuación:

1. Fondo Hipotecario BHN I, Fideicomiso Hipotecario BHN II, Fideicomiso Hipotecario BHN III, Fideicomiso Hipotecario BHN IV, Fideicomiso Hipotecario BACS I, Fideicomiso Hipotecario BACS Funding I, Fideicomiso Hipotecario BACS Funding II, Fideicomiso Hipotecario BHSA I 2002 y Fideicomiso Financiero Cédulas Hipotecarias Argentinas Serie I, 2004-1, cuyas condiciones de emisión son las siguientes:

Guillermo C. Martínz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

	Títulos de deuda Clase A1/AV	Títulos de deuda Clase A2/AF	Títulos de deuda Clase B	Certificados de Participación	Total
BHN I- Emisión 29.10.1996 (*)					
Valor nominal en miles de pesos	60.292	18.778	9.302	4.652	93.024
Vencimiento declarado	25.05.2005	25.09.2001	25.01.2014	25.01.2014	
BHN II- Emisión 09.05.1997 (*)					
Valor nominal en miles de pesos	44.554	51.363	3.730	6.927	106.574
Vencimiento declarado	25.03.2011	25.07.2009	25.03.2012	25.05.2013	
BHN III- Emisión 29.10.1997 (*)					
Valor nominal en miles de pesos	14.896	82.090	5.060	3.374	105.420
Vencimiento declarado	31.05.2017	31.05.2017	31.05.2018	31.05.2018	
BHN IV- Emisión 15.03.2000 (*)					
Valor nominal en miles de pesos	119.500	36.500	24.375	14.625	195.000
Vencimiento declarado	31.03.2011	31.03.2011	31.01.2020	31.01.2020	
BACS I – Emisión 15.02.2001 (*)					
Valor nominal en miles de pesos	30.000	65.000	12.164	8.690	115.854
Vencimiento declarado	31.05.2010	31.05.2010	30.06.2020	30.06.2020	
BACS Funding I - Emisión 15.11.2001 (*)					
Valor nominal en miles de pesos				29.907	29.907
Vencimiento declarado				15.11.2031	
BACS Funding II - Emisión 23.11.2001 (*)					
Valor nominal en miles de pesos				12.104	12.104
Vencimiento declarado				23.11.2031	
BHSA I - Emisión 01.02.2002					
Valor nominal en miles de pesos				43.412	43.412
Vencimiento declarado				01.02.2021	
CHA I - Emisión 25.06.2004					
Valor nominal en miles de pesos	40.000		5.000	5.000	50.000
Vencimiento declarado	31.12.2010		31.03.2012	31.03.2012	

(*) Fideicomisos alcanzados por la pesificación de activos y pasivos en moneda extranjera dispuesta por Ley 25561 y Decreto 214, a la relación $1,00 por dólar estadounidense, por haberse constituido oportunamente bajo legislación argentina. No

Guillermo C. Martínz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

obstante lo expuesto existen ciertos reclamos de inversores extranjeros con respecto al proceso de pesificación efectuado y consecuentemente la definición de sus impactos económicos.

En todos los casos los títulos clase B están subordinados al pago de los títulos clase A. Asimismo, el reembolso de los certificados de participación será efectuado una vez cancelada la totalidad de los títulos de clase A y B emitidos y en la medida que existan fondos suficientes remanentes en los fondos fiduciarios.

Al 30 de septiembre de 2004 y 2003, el Banco mantenía en cartera los siguientes títulos correspondientes a los fondos indicados anteriormente y adicionalmente posee el certificado de participación del Fideicomiso Financiero BACS II:

	30/09/04	30/09/03
	Miles de pesos	Miles de pesos
"Otros comp. en las normas de clasificación de deudores":		
Títulos de deuda Clase B - BHN III	13.070	8.613
Títulos de deuda Clase B - BHN IV	53.744	33.047
Títulos de deuda Clase B - CHA I	5.195	-
Subtotal	72.009	41.660

	30/09/04	30/09/03
	Miles de pesos	Miles de pesos
"Otros no comp. en las normas de clasificación de deudores":		
Certificado de participación - BHN II	27.229	16.709
Certificado de participación - BHN III	11.196	-
Certificado de participación - BHN IV	1.185	-
Certificado de participación - BACS II	38.485	27.378
Certificado de participación - CHA I	7.119	-
Subtotal	85.214	44.087
Total	157.223	85.747

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

18. CREDITOS DIVERSOS

El detalle de "Otros" del rubro "Créditos diversos" es el siguiente:

	30/09/04 Miles de pesos	30/09/03 Miles de pesos
Anticipos y retenciones de impuestos	6.331	13.247
Cuentas a cobrar de entidades gubernamentales	7.250	5.516
Cuentas a cobrar por préstamos administrados	6.236	23.829
Gastos, impuestos y adelantos de terceros a recuperar	12.601	9.006
Bancos corresponsales	2.484	2.625
Garantías por opciones de compra lanzadas	-	9.069
Depósito en garantía por contratos financieros	59.858	-
Depósito en garantía - Fideicomiso ABN AMRO BANK	536.810	-
Depósito Escrow ABN AMRO BANK	-	272.887
Otros	25.220	18.152
Total	656.790	354.331

19. OBLIGACIONES NEGOCIABLES Y OTRAS FINANCIACIONES

El valor nominal residual contractual de las obligaciones negociables al 30 de septiembre de 2004 asciende a miles de pesos 2.741.557. Dicho monto está compuesto por Cédulas Hipotecarias Argentinas ("CHA") emitidas dentro del programa global de "Euro Medium Term Notes" ("EMTN") y Obligaciones Negociables simples no convertibles en acciones dentro del marco de un programa global de "Global Medium Term Notes" ("GMTN") y las nuevas emisiones citadas en la Nota 1.

El saldo de las obligaciones negociables se encuentra incluido en el rubro "Otras obligaciones por intermediación financiera". El valor nominal residual de cada una de las series de las obligaciones negociables emitidas es el siguiente:

	FECHA DE EMISION	FECHA DE VTO.	TASA INTERES ANUAL	VNR 30/09/04 Miles de pesos	VNR 30/09/03 Miles de pesos
EMTN (CHA)					
Serie III (US$100.000 miles)	07/08/96	07/08/06	10,625%	2.109	38.157

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

	FECHA DE EMISION	FECHA DE VTO.	TASA INTERES ANUAL	VNR 30/09/04 Miles de pesos	VNR 30/09/03 Miles de pesos
GMTN					
Serie I (US$ 300.000 miles)	17/04/98	17/04/03	10,000%	38.209	865.906
Serie IV (US$175.000 miles)	03/12/98	03/12/08	13,000%	1.611	14.002
Serie VI (US$135.909 miles)	15/03/99	15/03/02	12,250%	2.025	22.118
Serie XVI (US$125.000 miles)	17/02/00	17/02/03	12,625%	30.994	363.875
Serie XVII (EURO 100.000 miles)	27/03/00	27/03/02	9,000%	2.703	6.158
Serie XXII (EURO 100.000 miles)	18/10/00	18/10/02	8,750%	711	12.599
Serie XXIII (EURO 150.000 miles)	06/02/01	06/02/04	10,750%	22.250	508.959
Serie XXIV (US$107.000 miles)	15/03/02	15/03/05	9,000%	20.271	332.761
Serie XXV (EURO 165.700 miles)	15/03/02	15/06/05	8,000%	21.800	579.634
Bono Garantizado (US$107.941 miles)	15/09/03	03/08/10	Libor + 2.5%	229.934	-
Bono Largo Plazo (US$449.880 miles)	15/09/03	01/12/13	3,0 - 6,0%	1.341.766	-
Bono Largo Plazo (EURO 278.367 miles)	15/09/03	01/12/13	3,0 - 6,0%	1.027.174	-
				2.741.557	2.744.169

La composición de la deuda bancaria es la siguiente:

Descripción	Vencimiento	Monto de Capital Miles de pesos
Facilidad Garantizada en dólares	2010	145.951
Facilidad Largo Plazo tasa fija en dólares	2013	74.865
Facilidad Largo Plazo tasa flotante en dólares	2013	17.955
Préstamo exterior - CSFB (Nota20)	2005	193.863
Préstamo exterior - Deutsche Bank (Nota 20)	2006	59.650

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

Durante el presente período el Banco efectuó el rescate anticipado de obligaciones negociables y deuda bancaria, según el siguiente detalle:

1. Bono Garantizado Mediano Plazo (US$) por un valor nominal de miles de US$ 17.417, lo que representó una erogación de miles de US$ 15.234.

2. Bono Largo Plazo (Euro) por un valor nominal de miles de Euros 1.000, lo que representó una erogación de miles de euros 645.

3. Facilidades Garantizadas Mediano Plazo (US$) por un valor nominal de miles de US$ 29.239, lo que representó una erogación de miles de US$ 23.687.

4. Facilidades Garantizadas Mediano Plazo (Pesos) por un valor nominal de miles de pesos 208.675, lo que representó una erogación de miles de pesos 170.111.

5. Facilidades Largo Plazo tasa fija (US$) por un valor nominal de miles de US$ 25.214, lo que representó una erogación de miles de US$ 16.907.

6. Facilidades Largo Plazo tasa flotante (US$) por un valor nominal de miles de US$ 7.559, lo que representó una erogación de miles de pesos 4.671.

Los resultados obtenidos por estas operaciones fueron registrados en el rubro Ingresos Financieros.

20. REINSERCION DEL BANCO EN EL MERCADO INTERNACIONAL DE CAPITALES

La profunda crisis económica que sufrió el país a fines del año 2001 y durante el 2002, llevó a que el Banco se viera obligado a postergar el pago de los servicios de la deuda externa y entrar en un proceso de reestructuración de la misma, el cual concluyó exitosamente en diciembre de 2003 (ver Nota 1).

A solo dos años de aquella circunstancia, el Banco volvió a captar fondos, obteniendo financiación de importantes bancos del exterior, según el siguiente detalle:

- El 2 de septiembre de 2004, se obtuvo un préstamo del Credit Suisse First Boston International ("CSFB") por miles de US$ 65.000, con vencimiento el 25 de agosto de 2005, por el que se abona LIBOR a 6 meses más un adicional de 430 puntos básicos.

- Con fecha 30 de septiembre de 2004, se obtuvo un préstamo del Deutsche Bank Londres por miles de US$ 20.000 con vencimiento el 31 de marzo de 2006, por el que se abona LIBOR a 180 días más un margen del 4,4%.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

21. INSTRUMENTOS FINANCIEROS DERIVADOS

21.1. Ante la necesidad de cubrir el riesgo por la apreciación de Euro versus el Dólar estadounidense, dado la exposición del pasivo del Banco en aquella moneda, con fecha 5 de enero de 2004, se adquirieron opciones de compra de Euros contra Dólares estadounidense por un valor nocional de miles de € 100.000, a un año de plazo y a la cotización de 1.2676.

21.2. Con fecha 29 de enero de 2004, el Banco celebró una operación de total return swap como cobertura parcial de la cláusula de Stock Appreciation Right ("StARS") comprendida en la emisión de la Facilidad Garantizada a Mediano Plazo (Nota 1). Dicha operación comprende 7.110.000 de acciones ordinarias clase D de Banco Hipotecario Sociedad Anónima. El monto de concertación de ésta operación ascendió a miles de US$ 17.519.

21.3. Durante el mes de marzo de 2004, el Banco ha celebrado un contrato de venta futura con DePfa Investment Bank Ltd., para acceder a la recompra de bonos y préstamos del Banco, con una financiación del 50% del precio de compra de los instrumentos elegibles.

21.4 Con fecha 5 de marzo de 2004, el Banco celebró con Deutsche Bank AG un contrato de swap de moneda (Cross Currency Swap), por miles de € 150.000. Dicha operación se encuentra garantizada con BODEN 2012.

22. OTRAS OBLIGACIONES POR INTERMEDIACION FINANCIERA

La composición de la línea "Otras" incluida en el rubro "Otras obligaciones por intermediación financiera" es la siguiente:

	30/09/04	30/09/03
	Miles de pesos	Miles de pesos
Cobranzas y otras operaciones por cuenta de terceros	18.986	23.667
Préstamo financiero	-	237.934
Red de Bancos Minoristas	26.424	45.159
Otras	601	1.118
Total	46.011	307.878

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

23. OBLIGACIONES DIVERSAS

La composición de "Otras" correspondiente al rubro "Obligaciones diversas" se expone a continuación:

	30/09/04	30/09/03
	Miles de pesos	Miles de pesos
Acreedores varios	21.325	13.271
Otros honorarios y gastos a pagar	3.294	2.676
Retenciones de impuestos a ingresar	1.966	1.835
Impuestos a pagar	2.076	760
Retenciones y aportes sobre remuneraciones	1.012	997
Remuneraciones y cargas sociales a pagar	1.319	1.233
Otras	5.581	6.347
Total	36.573	27.119

24. INGRESOS Y EGRESOS FINANCIEROS

La composición de "Otros" correspondiente al rubro "Ingresos Financieros" se expone a continuación:

	30/09/04	30/09/03
	Miles de pesos	Miles de pesos
Diferencia de cotización de oro y moneda extranjera	48.576	-
Reestructuración y recompra de préstamos financieros	91.005	-
Resultados por Bonos compensación y cobertura	25.930	29.439
Otros	2.640	-
Total	168.151	29.439

La composición de "Otros" correspondiente al rubro "Egresos Financieros" se expone a continuación:

	30/09/04	30/09/03
	Miles de pesos	Miles de pesos
Diferencia de cotización de oro y moneda extranjera	-	175.976
Impuesto a los ingresos brutos sobre Ingresos Financieros	8.655	21
Primas por operaciones de swap	1.122	-
Aporte al fondo de garantía de depósitos	358	226
Otros	3.483	-
Total	13.618	176.223

Guillermo G. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

25. INGRESOS POR SERVICIOS

El detalle de la línea "Otros" correspondiente al rubro "Ingresos por servicios" es el siguiente:

	30/09/04	30/09/03
	Miles de pesos	Miles de pesos
Primas de seguros (Nota 15)	32.743	35.458
Comisiones y servicios relacionados con préstamos	13.188	14.692
Otros	2.347	1.769
Total	48.278	51.919

26. EGRESOS POR SERVICIOS

La composición de la línea "Otros" incluida en el rubro "Egresos por servicios" es la siguiente:

	30/09/04	30/09/03
	Miles de pesos	Miles de pesos
Siniestros de seguros (Nota 15)	6.100	6.730
Impuesto a los ingresos brutos	920	-
Otros	4.625	1.798
Total	11.645	8.528

27. GASTOS DE ADMINISTRACION

La composición de la línea "Otros gastos operativos" incluida en el rubro "Gastos de administración" es la siguiente:

	30/09/04	30/09/03
	Miles de pesos	Miles de pesos
Depreciación de bienes de uso	4.979	5.392
Amortización de bienes intangibles	315	4.142
Seguros	1.409	2.423
Alquileres	770	818
Servicios de telefonía, electricidad y correo	2.690	2.122
Vínculos sistemas	777	1.257
Mantenimiento y conservación de bienes de uso	3.303	2.199
Otros	1.934	1.667
Total	16.177	20.020

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

28. UTILIDADES DIVERSAS

La composición de la línea "Otros" incluida en el rubro "Utilidades diversas" es la siguiente:

	30/09/04 Miles de pesos	30/09/03 Miles de pesos
Recupero gastos ahorro postal	-	301
Alquileres	467	483
Ajustes e intereses por créditos diversos	-	333
Resultado por operaciones con bienes de uso y diversos	6.770	2.104
Ajuste valuación BOGAR	12.820	-
Ajuste valuación Préstamos Garantizados	22.461	-
Desafectación provisión impuestos	-	9829
Otras	4.276	1.750
Total	46.794	14.800

29. PERDIDAS DIVERSAS

La composición de la línea "Otros" incluida en el rubro "Pérdidas diversas" es la siguiente:

	30/09/04 Miles de pesos	30/09/03 Miles de pesos
Depreciación de bienes diversos	428	538
Impuesto a los ingresos brutos	346	-
Otros impuestos	1.467	4.175
Resultado por operaciones con bienes de uso y diversos	17.618	3.520
Donaciones	245	236
Régimen de cancelaciones bonificadas	1.769	14.126
Impuesto sobre los Bienes Personales - Res. Gral. 1497/02.	1.077	1.077
Desafectación Bonos compensatorios - Ley 25796 (Nota 3.2.)	51.645	-
Otras	6.273	1.642
Total	80.868	25.314

30. SEGURO DE GARANTIA DE LOS DEPÓSITOS

La Ley 24485, los Decretos 540/95 y 1127/98 y la Comunicación "A" 2337 y complementarias del Banco Central de la República Argentina establecen que las entidades comprendidas en la Ley de Entidades Financieras deberán destinar un aporte normal equivalente al 0,03% de su promedio mensual de saldos diarios de depósitos en cuentas corrientes, cajas de ahorros, plazos fijos, cuentas especiales, inversiones a plazo y saldos inmovilizados provenientes de los depósitos anteriormente mencionados.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Adicionalmente al aporte normal, las entidades deben efectuar un aporte adicional diferenciado de acuerdo al resultado que se obtenga de la ponderación de diversos factores.

La Comunicación "A" 3064 del Banco Central de la República Argentina dispuso que, con vigencia a partir de los aportes que correspondan al mes de enero de 2000, el aporte normal se reduzca al 0,015% sujeto a que las entidades financieras concierten con Seguro de Depósitos Sociedad Anónima ("SEDESA") contratos de préstamo con destino al Fondo de Garantía de los Depósitos. Mediante la Comunicación "A" 3153 el Banco Central de la República Argentina ha dispuesto dejar sin efecto la celebración de los contratos de préstamos indicados precedentemente a partir del mes de septiembre 2000. Sin perjuicio de ello, los créditos concertados mantendrán su vigencia en las condiciones pactadas con SEDESA hasta sus respectivas cancelaciones.

Por Comunicación "A" del 14 de septiembre de 2004, el BCRA dispuso modificar el aporte normal al 0,02% del promedio mensual de saldos diarios de los depósitos citados en el primer párrafo.

Adicionalmente, se establece que el BCRA podrá requerir la integración, en carácter de anticipo, del equivalente de hasta 24 aportes mínimos normales, con una antelación no menor a 30 días corridos, para cubrir necesidades de recursos del Fondo.

Se encuentran excluidos del seguro de garantía los depósitos a plazo fijo transferibles cuya titularidad fuera adquirida por endoso, las imposiciones captadas mediante sistemas que ofrezcan incentivos adicionales a la tasa de interés convenida, los depósitos en los que se convengan tasas de interés superiores a las de referencia publicadas por el Banco Central de la República Argentina, los depósitos de entidades financieras en otros intermediarios, incluidos los certificados de plazo fijo adquiridos por negociación secundaria, los depósitos efectuados por personas vinculadas directa o indirectamente a la Entidad, los depósitos a plazo fijo de títulos valores, aceptaciones o garantías y los saldos inmovilizados provenientes de depósitos y otras obligaciones excluidas.

31. SOCIEDADES SUBSIDIARIAS

El Banco posee participación en las siguientes subsidiarias:

a. 99,99% en el capital social de BHN Sociedad de Inversión Sociedad Anónima, el que asciende a miles de pesos 18.000, cuyo objeto social es de inversión. Asimismo en dicha Sociedad Banco Hipotecario mantiene aportes irrevocables por miles de pesos 10.000. A su vez BHN Sociedad de Inversión Sociedad Anónima posee el 99,9976% de BHN Vida Sociedad Anónima y BHN Seguros Generales Sociedad Anónima, el 99% de BHN Seguros de Crédito Hipotecario Sociedad Anónima y 100% de Mortgage Systems International, LLC.

b. 99,99% en el capital social de BHN Inmobiliaria Sociedad Anónima, el que asciende a miles de pesos 1.900 y cuyo objeto social es la actividad inmobiliaria.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

c. 70% en el capital social de BACS Banco de Crédito y Securitización Sociedad Anónima, el que asciende a miles de pesos 62.500 y cuya actividad principal es promover la creación y desarrollo de un mercado secundario de créditos hipotecarios en nuestro país.

d. 100% en el capital social de VR-Tasaciones y Certificaciones Sociedad Anónima, el que asciende nominalmente a miles de pesos 200. La sociedad tiene por objeto la prestación de servicios de tasación y certificación de cualquier tipo de inmuebles, urbanos o rurales, situados en la República Argentina o en el extranjero.

Al 30 de septiembre de 2004, la participación del Banco en las sociedades mencionadas se encuentra reflejada en cuentas del rubro "Participación en otras sociedades".

Los totales relevantes que surgen de los estados contables del Banco al 30 de septiembre de 2004 sobre las principales sociedades controladas son los siguientes:

	BACS Banco de Crédito y Securitización S.A. (2)	BHN Sociedad de Inversión S.A. (1) (3)	BHN Inmobiliaria S.A. (4)
		(Miles de pesos)	
Activo	179.176	51.583	3.416
Pasivo	71.288	10.109	278
Participación de terceros	-	2	-
Patrimonio Neto	107.888	41.472	3.138
Resultado Neto (pérdida)	10.828	2.164	125

(1) Saldos consolidados
(2) Estados Contables al 30/09/04
(3) Estados Contables al 30/06/04
(4) Estados Contables al 31/03/04

32. RESTRICCION A LA DISTRIBUCION DE UTILIDADES

No se podrán distribuir utilidades hasta tanto los resultados no asignados al cierre de algún ejercicio económico resulten positivos.

Mediante Comunicación "A" 4152 del BCRA de fecha 2 de junio de 2004 se dejó sin efecto la suspensión de la distribución de utilidades difundida por la Comunicación "A" 3574. No obstante, las entidades que procedan sobre el particular deberán contar con autorización previa de la Superintendencia de Entidades Financieras y Cambiarias.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

Adicionalmente, por Comunicación "A" 3785 de fecha 29 de octubre de 2002, el BCRA limitó la distribución de dividendos en efectivo, en la medida en que la Entidad haya decidido valuar a valor técnico las tenencias de los bonos recibidos por la aplicación de los artículos 28 y 29 del Decreto 905, excepto por el importe de utilidades que supere la diferencia entre el valor de registración y el de cotización de los bonos mencionados, luego de efectuadas las apropiaciones legal y estatutariamente establecidas (ver Nota 3).

En virtud de los contratos firmados consecuencia del proceso de reestructuración de deuda financiera del Banco (Nota 1) existen restricciones para la distribución de utilidades hasta tanto no se haya amortizado como mínimo el 60% del monto total de capital inicial de la nueva deuda de los tramos a largo plazo y tramos garantizados.

33. LIBROS RUBRICADOS

A la fecha de los presentes estados contables las operaciones de Banco Hipotecario Sociedad Anónima se encontraban registradas en los libros rubricados requeridos por la normativa vigente.

34. OPERACIONES CON SOCIEDADES ARTICULO 33 LEY 19550

Los saldos al 30 de septiembre de 2004 son los siguientes:

	Miles de pesos
Préstamos	
BACS Banco de Crédito y Securitización S.A.	8.013
Créditos Diversos - Deudores Varios	
BHN Vida S.A.	1.342
BHN Seguros Generales S.A.	178
BHN Sociedad de Inversión S.A.	5
BHN Inmobiliaria S.A.	278
BACS Banco de Crédito y Securitización S.A.	576
Depósitos - Cuentas Corrientes y Plazo Fijo	
BHN Sociedad de Inversión S.A.	541
BHN Inmobiliaria S.A.	1.498
BHN Vida S.A.	3.012
BHN Seguros Generales S.A.	2.322
BHN Seguros de Crédito Hipotecario S.A.	108
BACS Banco de Crédito y Securitización S.A.	43
VR - Tasaciones y Certificaciones S.A.	148

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

	Miles de pesos
Obligaciones Diversas	
BACS Banco de Crédito y Securitización S.A.	44
Saldo Pendiente de Integración	
BHN Vida S.A.	(*)
BHN Seguros Generales S.A.	(*)
BHN Seguros de Crédito Hipotecario S.A.	(*)
Ingresos Financieros	
BACS Banco de Crédito y Securitización S.A.	62
Egresos Financieros	
BHN Sociedad de Inversión S.A.	11
BHN Vida S.A.	23
BHN Seguros Generales S.A.	16
BHN Seguros de Crédito Hipotecario S.A.	1
BACS Banco de Crédito y Securitización S.A.	4
Ingresos por Servicios	
BACS Banco de Crédito y Securitización S.A.	148
Egresos por Servicios	
BACS Banco de Crédito y Securitización S.A.	277

(*) SALDOS PENDIENTES DE INTEGRACION EN PESOS

BHN Vida S.A.	90
BHN Seguros Generales S.A.	90
BHN Seguros de Crédito Hipotecario S.A.	90

35. IMPUESTO A LAS GANANCIAS

De acuerdo con lo establecido en la Ley 24855 y en su decreto reglamentario (Decreto 924/97), los ingresos que el Banco obtiene como consecuencia de operaciones de crédito instrumentadas, acordadas, comprometidas y/o registradas hasta la fecha de inscripción de su estatuto se encuentran exentos del impuesto a las ganancias, en tanto que los ingresos originados en operaciones de crédito posteriores a esa fecha se encuentran alcanzados por dicho gravamen.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

Como principio general, la ley de impuesto a las ganancias admite la deducción de aquellos gastos necesarios para obtener, mantener o conservar la ganancia gravada. Para el caso de gastos efectuados para obtener conjuntamente ganancias gravadas y no gravadas, es necesario individualizar la porción del gasto destinada a generar la ganancia alcanzada por el gravamen, que será deducible a los efectos impositivos.

La norma da preeminencia al método de asignación directa sobre el método del prorrateo para determinar la porción del gasto deducible (vinculado con la obtención de ingresos gravados), razón por la cual sólo se debería recurrir al método del prorrateo cuando no existiera posibilidad de realizar una vinculación directa entre los gastos incurridos y las ganancias gravadas y no gravadas, respectivamente.

Hasta el ejercicio fiscal finalizado el 31 de diciembre de 1998, el Banco ha determinado el impuesto a las ganancias de acuerdo con el método del prorrateo de gastos, considerando deducibles la porción de gastos que resulta de aplicar a la totalidad de los gastos incurridos la relación entre los ingresos gravados e ingresos totales.

A partir del ejercicio fiscal finalizado el 31 de diciembre de 1999, el impuesto a las ganancias ha sido calculado dando preeminencia a la vinculación directa de los gastos con la obtención de ingresos gravados y no gravados, aplicando el método del prorrateo solamente para aquellos gastos que no era posible asignar en forma directa a cada una de esas fuentes productoras de ganancias.

Se han presentado las declaraciones juradas del impuesto a las ganancias correspondiente a los ejercicios fiscales 1999, 2000, 2001, 2002 y 2003 adoptando el criterio expuesto en el párrafo anterior (ver Notas 36 y 37).

36. IMPUESTO A LAS GANANCIAS PRESUNTAS

El impuesto a la ganancia mínima presunta fue establecido por la Ley 25063 por el término de 10 años a partir del ejercicio 1998. Este impuesto es complementario del impuesto a las ganancias, en tanto que constituye una imposición mínima que grava la renta potencial de ciertos activos productivos a la tasa del 1%, de modo que la obligación fiscal de la Entidad coincidirá con el mayor de ambos impuestos. La mencionada ley prevé para el caso de entidades regidas por la Ley de Entidades Financieras que las mismas deberán considerar como base imponible del gravamen el 20% de sus activos gravados previa deducción de aquellos definidos como no computables. Si el impuesto a la ganancia mínima presunta excediera en un ejercicio fiscal al impuesto a las ganancias, dicho exceso podrá computarse como pago a cuenta de cualquier excedente del impuesto a las ganancias sobre el impuesto a la ganancia mínima presunta que pudiera producirse en cualquiera de los diez ejercicios siguientes.

Teniendo en cuenta el quebranto impositivo determinado por el Banco para los tres últimos ejercicios fiscales, se procedió a efectuar el cálculo del impuesto a la ganancia mínima presunta correspondiente.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

37. ACTIVOS CONTINGENTES

De acuerdo con lo descripto en la Nota 10.16. y a raíz del uso del método de asignación directa para la deducción de intereses en el cómputo del impuesto a las ganancias, el Banco presenta para el ejercicio fiscal cerrado el 31 de diciembre de 2003, un quebranto en dicho impuesto que asciende a aproximadamente miles de pesos 2.086.490. Al 30 de septiembre de 2004 este monto se encuentra registrado en cuentas de orden.

Tal como fuera mencionado en la Nota 3.2., el Banco ha registrado en cuentas de orden, la contingencia positiva de los efectos de la compensación por indexación asimétrica dispuesta por la Ley 25796, por miles de pesos 81.645.

38. ADQUISICION DE ACCIONES PROPIAS

Con fecha 22 de agosto de 2000, el Directorio dispuso autorizar la adquisición de acciones representativas del capital social del propio Banco en los términos del art. 220 inciso 2 de la Ley 19550, motivada por la necesidad de resguardar el precio de la acción ante la volatilidad del mercado que dada su escasa liquidez, expondría a la misma a fluctuaciones inconvenientes. Esta medida fue aprobada por la Asamblea General Ordinaria del 31 de mayo de 2001.

En virtud a la autorización indicada en el párrafo anterior, en diciembre de 2000, el Banco adquirió acciones propias. Al 30 de junio de 2003 la tenencia de acciones propias se encuentra registrada en el rubro "Títulos Públicos y Privados".

Con fecha 20 de enero de 2004 se efectúo una venta preferente de 994.015 acciones clase "D" propias, una vez finalizado el periodo para que los accionistas ejercieran los derechos de preferencia y de acrecer, de acuerdo con siguiente detalle:

1. Se adjudicaron en venta 579.860 acciones clase "D" a los accionistas que ejercieron el derecho de preferencia, por las cuales el Banco percibió el importe total de miles de pesos 4.018;

2. Se adjudicaron en venta 414.155 acciones clase "D" a los accionistas que ejercieron el derecho de acrecer, por las cuales el Banco percibió miles de pesos 2.870.

39. AGENTE DE MERCADO ABIERTO

De acuerdo con lo normado por la Resolución N° 290 de la Comisión Nacional de Valores y sus modificatorias, se informa que el patrimonio mínimo requerido por las normas del Banco Central de la República Argentina supera el establecido en la citada disposición, y el mismo se halla debidamente integrado al cierre del período.

Guillermo C. Martínz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

40. PUBLICACIÓN DE ESTADOS CONTABLES

De acuerdo con lo previsto en la Comunicación "A" 760, la previa intervención del Banco Central de la República Argentina no es requerida a los fines de la publicación de los presentes estados contables.

41. ACTIVIDADES FIDUCIARIAS

El Banco actúa como fiduciario de fideicomisos de garantía en los que se han afectado ciertos emprendimientos constructivos, en el marco de la "Operatoria Titulización - Línea de Crédito para la Financiación de Emprendimientos Constructivos con Transmisión de Dominio Fiduciario".

Por esta operatoria se conforma un fideicomiso en garantía compuesto por los bienes comprendidos en los correspondientes contratos, cuya propiedad fiduciaria se transmite al Banco en su carácter de Fiduciario. El Banco ejerce las facultades que se le otorgan en el Contrato de Fideicomiso, con el propósito de proteger los intereses del Acreedor amparados bajo la Garantía. En este sentido, para algunos proyectos el Banco ha realizado pagos y cobranzas por cuenta y orden del originante.

Al 30 de septiembre de 2004, los créditos bajo esta operatoria que permanecen en el activo alcanzan la suma de miles de pesos 2.984.

42. CONVERSION DE DEUDA PÚBLICA PROVINCIAL EN BONOS GARANTIZADOS

Mediante Decreto 1579/02, el Poder Ejecutivo dispuso que el Fondo Fiduciario para el Desarrollo Provincial asumiera las deudas provinciales instrumentadas en la forma de Títulos Públicos, Letras del Tesoro o Préstamos. A su vez este Fondo, a través del Banco de la Nación Argentina, en su carácter de fiduciario, emitiera Bonos Garantizados para ofrecerlos en pago de las deudas que mantienen las provincias con entidades bancarias y financieras.

El Banco, en su carácter de acreedor de varios estados provinciales, presentó la documentación correspondiente a la oferta para aceptar la conversión de dichas acreencias en Bonos Garantizados.

Con fecha 19 de marzo de 2003, el Banco se notificó de las Resoluciones del Ministerio de Economía 742/02 y 765/02 que aceptan la Oferta de Conversión de Deuda Pública Provincial en Bonos Garantizados, correspondientes a las acreencias con: i) Provincia de Formosa, cuyo capital original ascendía a miles de US$ 11.627, y el monto a canjear es de miles de pesos 16.884; y ii) Provincia de Buenos Aires, con un capital original de miles de US$ 74.969, y un monto a canjear de miles de pesos 103.347, cuyos bonos fueron depositados a nombre del Banco el 3 de julio de 2003.

Guillermo G. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

Con fecha 26 de febrero y 4 de marzo de 2004, el Banco se notificó de la Resolución del Ministerio de Economía y Producción N° 633/03 que acepta la Oferta de Conversión de Deuda Pública Provincial en Bonos Garantizados, correspondientes a las acreencias con: i) Provincia de Neuquén (Municipios de Senillosa y Cutral Co), cuyo capital original ascendía a miles de US$ 2.645 y el monto a canjear es de miles de pesos 4.551; y ii) Provincia de Corrientes (Municipios de Goya e Itati), cuyo capital original ascendía a miles de US$ 350 y el monto a canjear es de miles de pesos 123. Los bonos correspondientes fueron depositados a nombre del Banco el 29 de septiembre de 2004.

El 28 de octubre de 2004 se depositaron a favor del Banco los bonos correspondientes a la deuda con el Municipio de Paraná, el cual fue aceptado por Resolución del Ministerio de Economía y Producción N° 633/03, con un capital original de miles de US$ 6.297 y un monto a canjear de miles de pesos 4.173.

A la fecha de los presentes estados contables, se está a la espera de la aceptación, por parte del Ministerio de Economía, de las restantes ofertas presentadas.

43. ACUERDO PREVENTIVO EXTRAJUDICIAL

Con fecha 9 de junio de 2004 el Banco ingresó para su homologación un Acuerdo Preventivo Extrajudicial en el Juzgado Nacional de Primera Instancia en lo Comercial Nro. 14, Secretaría Nro. 28. En fecha 29 de octubre de 2004 dicho juzgado rechazó la presentación, por considerar que las entidades financieras no pueden acudir al mecanismo del APE. Si bien a la fecha de los presentes estados contables no ha vencido aún el plazo procesal para interponer el recurso de apelación contra dicha sentencia de Primera Instancia, el Banco ha hecho saber que apelará tal pronunciamiento.

44. EVENTOS POSTERIORES

44.1. VENTA CONTRATO DE OPCION DE COMPRA DE EUROS

Con fecha 29 de octubre de 2004, se vendieron las opciones de compra de Euros contra Dólares estadounidenses que habían sido adquiridas el 5 de enero de 2004 ante la necesidad de cubrir el riesgo por la apreciación del Euro versus el Dólar estadounidense (Nota 21.1.).

44.2. CONTRATO DE COBERTURA FINANCIERO

El 29 de octubre de 2004, el Banco celebró con Credit Suisse First Boston un contrato de swap de moneda (Cross Currency Swap) por miles de € 100.000. Dicha operación se encuentra garantizada por BODEN 2012.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de septiembre de 2004
Comparativo con igual período del ejercicio anterior

44.3. EMISION DE NUEVA SERIE DE CEDULAS HIPOTECARIAS DE AHORRO

Con fecha 4 de noviembre de 2004, se realizó el lanzamiento de la Serie II de las Cédulas Hipotecarias Argentinas (CHA) por un valor nominal de pesos 50.000.000. El cierre de la oferta operará el 17 de noviembre de 2004.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
8 de noviembre de 2004
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

PRICEWATERHOUSECOOPERS

Price Waterhouse & Co. S.R.L.
Firma miembro de PricewaterhouseCoc
Av. A. Moreau de Justo 27C, Piso 2º
C1107AAF - Ciudad de Buenos Aires
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 9
www.pwc.com/ar

INFORME DE REVISION LIMITADA

Señores Accionistas y Directores de
Banco Hipotecario SA
Reconquista 151
Ciudad Autónoma de Buenos Aires

1. Hemos efectuado una revisión limitada de los estados de situación patrimonial de Banco Hipotecario SA ("La Entidad") al 30 de septiembre de 2004 y 2003, de los correspondientes estados de resultados y de origen y aplicación de fondos por los períodos de nueve meses terminados en esas fechas, del estado de evolución del patrimonio neto por el período de nueve meses terminado el 30 de septiembre de 2004 y las Notas 1 a 44 y Anexos A, B, C, D, E, F, G, H, I, J, K, L y N que los complementan. Además, hemos efectuado una revisión limitada de los estados contables consolidados de Banco Hipotecario SA con sus sociedades controladas por el período de nueve meses terminado el 30 de septiembre de 2004, así como el Anexo B consolidado y Notas 1 a 5 consolidadas, los que se presentan como información complementaria. La preparación y emisión de los mencionados estados contables es responsabilidad de la Entidad.

2. Nuestras revisiones se limitaron a la aplicación de los procedimientos establecidos en la Resolución Técnica Nº 7 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas para revisiones limitadas de estados contables de períodos intermedios y en la Circular CONAU-1 "Normas mínimas sobre auditorías externas" para la revisión limitada de estados contables trimestrales emitidas por el Banco Central de la República Argentina (BCRA) que consisten, principalmente, en la aplicación de procedimientos analíticos sobre las cifras incluidas en los estados contables y en la realización de indagaciones a personal de la Entidad responsable de la preparación de la información incluida en los estados contables y su posterior análisis. El alcance de esta revisión es sustancialmente inferior al de un examen de auditoría, cuyo objetivo es expresar una opinión sobre los estados contables bajo examen. Consecuentemente, no expresamos opinión sobre la situación patrimonial, los resultados de las operaciones, las variaciones en el patrimonio neto y los orígenes y aplicaciones de fondos de la Entidad al 30 de septiembre de 2004 y 2003, ni sobre sus estados contables consolidados.

3. Tal como se describe en la Nota 2, como consecuencia de la crisis económica que afectó al país, el período en consideración y ejercicios anteriores se vieron afectados por un conjunto de medidas adoptadas por el Gobierno Nacional. La evolución futura de la crisis económica podría requerir que el Gobierno modifique alguna medida adoptada o emita regulaciones adicionales. En consecuencia, los estados contables de la Entidad deben ser leídos a la luz de estas circunstancias.

4. Banco Hipotecario SA ha preparado los estados contables al 30 de septiembre de 2004 según lo dispuesto por las normas del BCRA. Sin embargo y tal como se menciona en las Notas 2, 3, 5 y 6 a los estados contables, persisten ciertas incertidumbres que podrían afectar a la Entidad relacionadas con el cumplimiento por parte del Sector Público de sus obligaciones con la Entidad correspondientes a títulos públicos y financiaciones y consecuentemente con el valor recuperable de dichos activos, los cuales se encuentran registrados en los estados contables consolidados al 30 de septiembre de 2004 por aproximadamente miles de $ 4.550.000 y cuyo saldo neto de los pasivos con el BCRA mencionados en nota 6 asciende aproximadamente a miles de $ 2.337.000. El 99% del activo mencionado corresponde a financiaciones y títulos públicos no incluidos en el proceso de reestructuración de la deuda soberana.

5. Tal como se menciona en la Nota 10 "Bases de presentación de los estados contables", la Entidad ha preparado los presentes estados contables aplicando los criterios de valuación y exposición dispuestos por las normas del BCRA que como ente de control de entidades financieras, ha establecido mediante la Circular CONAU-1, sus complementarias y modificatorias. Sin embargo, tal como se menciona en la Nota 11, los mencionados criterios de valuación para ciertos activos y pasivos y las normas de exposición y presentación de estados contables establecidas por el Ente de Contralor no están de acuerdo en ciertos aspectos con las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires, cuyos efectos no han sido expuestos en los presentes estados contables.

6. Con fecha 18 de febrero de 2004 emitimos un informe de auditoría, sobre los estados contables de la Entidad y sus estados contables consolidados correspondiente al ejercicio finalizado el 31 de diciembre de 2003 con abstención de opinión basada en las incertidumbres indicadas en el punto 4., en la situación descripta en el punto 3. precedente, la cual ha evolucionado favorablemente a la fecha de este informe tal como se menciona en Nota 2 a los estados contables, y en otras incertidumbres que han sido resueltas a la fecha de este informe, tal como se menciona en las Notas 3.1, 3.2, 4 y 5, relacionadas con (a) la ampliación del plazo de las asistencias por redescuento y adelantos por iliquidez otorgados por el BCRA, (b) el monto de la compensación de los artículos 28 y 29 del Decreto 905/02 determinado por la Entidad por parte del BCRA, (c) la compensación por indexación asimétrica establecida por la Ley 25796, y (d) el cumplimiento del plan mencionado en nota 4. Adicionalmente, con fecha 5 de noviembre de 2003 hemos emitido un informe de revisión limitada con abstención de manifestación sobre los estados contables de la Entidad y sus estados contables consolidados al 30 de septiembre de 2003, el que incluía, además de las indicadas precedentemente, una observación por incertidumbre vinculada con el proceso de reestructuración de todas las series de obligaciones negociables, los préstamos recibidos de bancos y otras entidades del exterior, la cual fue resuelta favorablemente con los impactos que se mencionan en la Nota 1. Asimismo, dichos informes incluyeron una excepción por ciertos desvíos a las normas contables profesionales descriptos en el punto 5. precedente.

PRICEWATERHOUSECOOPERS

7. Sobre la base de la labor realizada y a nuestro examen de los estados contables de Banco Hipotecario S.A. y de sus estados contables consolidados por el ejercicio terminado el 31 de diciembre de 2003, al cual se hace referencia en el punto 6. precedente, informamos que los estados contables de esa Entidad al 30 de septiembre de 2004 y 2003 y sus estados contables consolidados a esas fechas, preparados de acuerdo con normas establecidas por el BCRA, y considerando lo mencionado en el punto 5., con normas contables vigentes en la Ciudad Autónoma de Buenos Aires, consideran todos los hechos y circunstancias significativos que son de nuestro conocimiento y que, en relación con los mismos, no tenemos otra observación que formular que la mencionada en el punto 4.

8. En cumplimiento de disposiciones vigentes, informamos que:

   8.a) Los estados contables de la Entidad y sus estados contables consolidados se encuentran asentados en el Libro de "Inventarios y Balances" y han sido preparados considerando las normas de la Ley N° 19.550, y las emitidas por el BCRA y la CNV.

   8.b) Los estados contables de la Entidad surgen de sistemas de registros contables llevados en sus aspectos formales de conformidad con las normas legales vigentes y las normas reglamentarias del BCRA, los que mantienen las condiciones de seguridad e integridad en base a las cuales fueron autorizados por la CNV.

   8.c) Al 30 de septiembre de 2004 las deudas a pagar en concepto de aportes y contribuciones con destino al Régimen Nacional de Seguridad Social que surgen de los registros contables y de las planillas soportes, ascienden a $ 716.149,74, no siendo exigibles a esa fecha.

Ciudad Autónoma de Buenos Aires, 8 de noviembre de 2004.

PRICE WATERHOUSE & CO. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T°1 - F°17
Gabriel R. Martini
Contador Público (UBA)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 - Folio 24

INFORME DE COMISIÓN FISCALIZADORA

Señores
Accionistas y Directores de
BACS – Banco de Crédito y Securitización S.A.
Tte. Gral. Perón 655 - PB
Ciudad Autónoma de Buenos Aires

1. En nuestro carácter de miembros de la Comisión Fiscalizadora de BACS – Banco de Crédito y Securitización S.A., hemos efectuado una revisión limitada del estado de situación patrimonial al 30 de septiembre de 2004, los correspondientes estados de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos por el período económico de nueve meses terminado en esa fecha y las notas 1 a 28 y anexos A, B, C, D, F, G, I, J, K, L y N que los complementan, los que han sido presentados por la Entidad para nuestra consideración. La preparación y emisión de los mencionados estados contables es responsabilidad de la Entidad.

2. Nuestro trabajo fue realizado de acuerdo con las normas de sindicatura vigentes. Dichas normas requieren que la revisión de los documentos detallados en el párrafo 1. se efectúe de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables correspondientes a períodos intermedios e incluya la verificación de la congruencia de los documentos revisados con la información sobre las decisiones societarias expuestas en actas y la adecuación de dichas decisiones a la ley y a los estatutos en lo relativo a sus aspectos formales y documentales.

   Para realizar nuestra tarea profesional sobre los documentos detallados en el párrafo 1, hemos revisado el trabajo efectuado por el Auditor Externo Price Waterhouse & Co. SRL de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables de períodos intermedios, de conformidad con las normas contables profesionales y con las normas mínimas sobre auditorías externas emitidas por el Banco Central de la República Argentina. Dicha revisión incluyó la verificación de la planificación del trabajo, de la naturaleza, el alcance y oportunidad de los procedimientos aplicados y de los resultados de la revisión limitada efectuada por dicho estudio profesional. Una revisión limitada consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de esta revisión es sustancialmente menor al de una auditoría de estados contables, cuyo objetivo es la expresión de una opinión sobre los estados contables tomados en conjunto. Por lo tanto, no fueron aplicados todos los procedimientos necesarios para poder expresar una opinión sobre los estados mencionados en 1. Los auditores externos emitieron su Informe con fecha 8 de noviembre de 2004, cuyo contenido compartimos. Dado que no es responsabilidad de la Comisión Fiscalizadora efectuar un control de gestión, la revisión no se extendió a los criterios y decisiones empresarias de las diversas áreas de la Sociedad, cuestiones que son de responsabilidad exclusiva del Directorio.

3. Los saldos al 30 de septiembre de 2003 que se exponen en los estados contables se presentan a efectos comparativos y fueron examinados por nosotros quienes emitimos nuestro informe de revisión limitada sobre dichos estados contables el 14 de noviembre de 2003 con una abstención de manifestación basada en las incertidumbres existentes a esa fecha.

4. BACS Banco de Crédito y Securitización SA ha preparado los estados contables al 30 de septiembre de 2004 según lo dispuesto por las normas del BCRA. Sin embargo y tal como se menciona en las Notas 1 y 5 a los estados contables, persisten ciertas incertidumbres que podrían afectar a la Entidad relacionadas con el cumplimiento por parte del Sector Público de sus obligaciones con la Entidad correspondientes a

títulos públicos en cuentas de inversión BODEN 2012 y derechos de compensación a recibir del Gobierno Nacional y consecuentemente con el valor recuperable de dichos activos, los cuales se encuentran registrados en los estados contables al 30 de septiembre de 2004 por aproximadamente miles de $ 81.700 y cuyo saldo neto de los pasivos con el BCRA mencionados en nota 5 asciende aproximadamente a miles de $ 52.900. Los mencionados activos, no se encuentran comprendidos en el proceso de reestructuración de la deuda soberana.

5. La Entidad ha preparado los presentes estados contables aplicando los criterios de valuación y exposición dispuestos por las normas del Banco Central de la República Argentina que, como Ente de Control de Entidades Financieras, ha establecido mediante la Circular CONAU-1 sus complementarias y modificatorias. Sin embargo, tal como se menciona en la Nota 4, los mencionados criterios de valuación para ciertos activos y pasivos y las normas de presentación de estados contables establecidas por el Ente de Contralor no están de acuerdo, en algunos casos, con las normas establecidas por la Comisión Nacional de Valores y las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires.

6. Esta Comisión Fiscalizadora emitió con fecha 20 de febrero de 2004 su informe sobre los estados contables de BACS – Banco de Crédito y Securitización S.A.. por el ejercicio concluido el 31 de diciembre de 2003, con salvedades por las incertidumbres indicadas en el punto 4. precedente, la cual ha evolucionado favorablemente a la fecha de este informe, tal como se menciona en Nota 1 a los estados contables. Adicionalmente, con fecha 14 de noviembre de 2003 hemos emitido un informe de revisión limitada con abstención de manifestación, sobre los estados contables de la Entidad al 30 de septiembre de 2003, el que incluía, además de las indicadas precedentemente, otras observaciones por incertidumbres, las cuales fueron resueltas favorablemente sin generar un impacto significativo sobre dichos estados contables tomados en su conjunto, vinculadas con (a) el monto de la compensación de los artículos 28 y 29 del Decreto 905/02 determinado por la Entidad, (b) el valor recuperable de ciertos activos, y (c) el proceso de reestructuración de deuda del principal accionista de la Entidad, Banco Hipotecario SA, considerando que tal circunstancia podría afectar la capacidad de la Entidad para continuar con el curso normal de sus negocios. Asimismo, dichos informes incluyeron una excepción por ciertos desvíos a las normas contables profesionales descriptos en el punto 5. precedente.

7. Conforme al alcance de nuestra tarea y con las observaciones ya expresadas en los puntos 4. y 5., manifestamos que los estados contables de BACS – Banco de Crédito y Securitización S.A. al 30 de septiembre de 2004 preparados de acuerdo con normas establecidas por el Banco Central de la República Argentina y con normas contables vigentes en la Ciudad Autónoma de Buenos Aires, consideran todos los hechos y circunstancias significativos que son de nuestro conocimiento y que, en relación con los mismos, no tenemos otras observaciones que formular.

Adicionalmente, informamos que los estados contables adjuntos surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes y las reglamentarias del Banco Central de la Republica Argentina. Los mismos han sido preparados, en sus aspectos significativos, considerando la Ley 19550 y las Normas emitidas por el B.C.R.A. y Comisión Nacional de Valores.

Ciudad Autónoma de Buenos Aires, 8 de noviembre de 2004.

Ricardo FLAMMINI
Por Comisión Fiscalizadora

ENGLISH TRANSLATION OF EXHIBIT 5

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated Balance Sheet

For the period ended September 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

	2004	2003
ASSETS		
A. CASH AND CASH RESOURCES	**568,942**	**314,556**
Cash	57,137	36,722
Banks and correspondents	348,542	176,127
Others	163,263	101,707
B. GOVERNMENT AND CORPORATE SECURITIES (Note 2.4.)	**658,201**	**1,334,225**
Holdings in investment accounts	270,254	932,076
Holdings of trading securities	78,228	44,266
Unlisted government securities	187,844	343,513
Investments in listed corporate securities	23,712	31,658
Securities issued by the Argentine Central Bank	98,163	-
Allowances	-	(17,288)
C. LOANS (Schedule B and Note 2.5.)	**2,523,828**	**2,441,166**
To the non-financial public sector	824,991	771,137
To the financial sector	53,302	32,627
To the non-financial private sector and residents abroad	1,952,852	2,095,682
Overdraft facilities	119,093	139,000
Notes	15	-
Mortgage loans	1,708,840	1,904,158
Pledge loans	818	-
Unallocated collections	(10,769)	(20,449)
Consumer loans	14,097	623
Credit cards	345	-
Others	95,287	34,038
Accrued interest and quotation differences receivable	25,126	38,312
Allowances	(307,129)	(458,280)
Difference of loans acquisitions	(188)	-
D. OTHER RECEIVABLES FOR FINANCIAL TRANSACTIONS (Schedule B and Note 2.6.)	**4,192,952**	**3,171,532**
Argentine Central Bank	4,949	3,221
Amounts receivable for spot and forward sales to be settled	30,838	-
Securities to be received under spot and forward purchases to be settled	717,378	4,412
Premiums on options bought	3,860	-
Others not included in the debtor classification regulations	3,116,751	2,818,287
Others included in the debtor classification regulations	348,552	357,233
Accrued interest receivable included in the debtor classification regulations	14,140	16,378
Allowances	(43,516)	(27,999)

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & CO. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated Balance Sheet (Continued)

For the period ended September 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

		2004	2003
F.	**INVESTMENTS IN OTHER COMPANIES (Note 2.7.)**	**6,915**	**2,866**
	Others	6,915	2,866
G.	**MISCELLANEOUS RECEIVABLES (Schedule B and Note 2.8.)**	**640,171**	**328,902**
	Others	666,721	360,817
	Accrued interest receivable	1,698	1,698
	Allowances	(28,248)	(33,613)
H.	**BANK PREMISES AND EQUIPMENT (Note 2.9.)**	**93,222**	**98,681**
I.	**MISCELLANEOUS ASSETS (Note 2.9.)**	**26,776**	**32,723**
J.	**INTANGIBLE ASSETS (Note 2.11.)**	**5,904**	**6,777**
	Organization and development expenses	5,904	6,777
K.	**UNALLOCATED ITEMS**	**2,630**	**9,791**
	TOTAL ASSETS	**8,719,541**	**7,741,219**

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & CO. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated Balance Sheet (Continued)

For the period ended September 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

	2004	2003
LIABILITIES		
M. DEPOSITS (Note 2.12.)	**198,268**	**108,663**
Non-financial public sector	16,028	14,936
Financial sector	4,596	6,723
Non-financial private sector and residents abroad	177,644	87,004
Checking accounts	5,263	6,617
Savings accounts	57,792	26,902
Time deposits	62,802	17,859
Investment accounts	46,150	-
Others	4,351	25,308
Accrued interest and quotation differences payable	1,286	10,318
N. OTHER LIABILITIES FOR FINANCIAL TRANSACTIONS (Note 2.13.)	**6,286,646**	**6,413,793**
Argentine Central Bank – Others	2,220,887	2,097,764
Others	2,220,887	2,097,764
Banks and international entities	514,520	454,165
Unsubordinated negotiable obligations	2,741,557	2,744,169
Creditors for spot and forward purchases to be settled	638,826	4,412
Securities to be delivered under spot and forward sales to be settled	31,186	-
Premiums on options written	-	1,501
Loans from domestic financial institutions	78	246,220
Others	53,898	307,878
Accrued interest and quotation differences payable	85,694	557,684
O. MISCELLANEOUS LIABILITIES	**54,198**	**35,185**
Fees	5,326	3,436
Others	48,872	31,749
P. PROVISIONS	**244,274**	**175,403**
R. UNALLOCATED ITEMS	**4,655**	**784**
TOTAL LIABILITIES	**6,788,041**	**6,733,828**
T. MINORITY INTEREST	**32,372**	**35,262**
SHAREHOLDERS' EQUITY (Note 2.18.)	**1,899,128**	**972,129**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**8,719,541**	**7,741,219**

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & CO. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated Income Statement

For the period ended September 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

	2004	2003
A. FINANCIAL INCOME	**586,907**	**314,375**
Interest on cash and cash resources	453	396
Interest on loans to the financial sector	205	312
Interest on overdraft facilities	2,990	7,422
Interest on notes	8	-
Interest on mortgage loans	123,011	144,344
Interest on pledge loans	26	-
Interest on other loans	10,038	7,382
Interest on other receivables from financial transactions	34,305	31,894
Net income from options	-	958
Net income from government and corporate securities	100,352	-
Net income from secured loans – Decree 1387/01	24,167	31,707
Adjustment from application of CER	60,883	31,146
Adjustment from application of CVS	60,482	28,412
Others	169,987	30,402
B. FINANCIAL EXPENSES	**230,492**	**646,350**
Interest on current account deposits	83	70
Interest on savings account deposits	933	242
Interest on time deposits	880	960
Interest on loans from financial sector	5,126	42,265
Interest on other liabilities from financial transactions	77,876	242,016
Other interest	36,610	38,891
Net loss on government and corporate securities	-	90,439
Net loss on options	8,515	-
Adjustment from application of CER	86,149	48,159
Others	14,320	183,308
GROSS INTERMEDIATION MARGIN	**356,415**	**(331,975)**
C. LOAN LOSS PROVISION	**13,659**	**31,246**
D. INCOME FROM SERVICES	**51,160**	**54,299**
Linked with lending transactions	92	79
Linked with borrowing transactions	2,309	2,333
Other commissions	3	-
Others	48,756	51,887
E. EXPENSES FOR SERVICES	**20,140**	**20,296**
Commissions	8,477	11,437
Others	11,663	8,859

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & CO. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated Income Statement (Continued)

For the period ended September 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

	2004	2003
F. MONETARY RESULT OF FINANCIAL TRANSACTIONS	-	(10,118)
G. ADMINISTRATIVE EXPENSES	82,446	74,629
Personnel expenses	46,584	39,871
Directors' and syndics' fees	1,717	1,600
Other fees	3,510	3,756
Advertising and publicity	2,608	696
Taxes	7,848	5,918
Other operating expenses	17,361	20,847
Others	2,818	1,941
H. MONETARY RESULT OF OPERATING EXPENSES	-	42
NET INCOME /(LOSS) ON FINANCIAL TRANSACTIONS	291,330	(413,923)
I. MINORITY INTEREST	(5,405)	3,826
J. MISCELLANEOUS INCOME	95,071	71,428
Income from long-term investments	374	284
Penalty interest	7,102	11,831
Loans recovered and allowances reversed	39,071	44,475
Others	48,524	14,838
K. MISCELLANEOUS LOSSES	152,658	114,851
Loss on long-term investments	-	-
Penalty interest and charges in favor of the Argentine Central Bank	35	43
Loan loss provision for miscellaneous receivables and other provisions	71,750	88,040
Others	80,873	26,768
L. MONETARY RESULT OF OTHER OPERATIONS	-	26
NET INCOME/(LOSS) BEFORE INCOME TAX	228,338	(453,494)
M. INCOME TAX (Note 2.16.)	4,859	-
NET INCOME /(LOSS) FOR THE PERIOD	223,479	(453,494)

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & CO. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated Statement of Source and Application of Funds

For the period ended September 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

	2004	2003
Changes in funds		
Cash and cash resources at beginning of year, restated	414,275	122,854
Increase (decrease) in funds	154,667	191,702
Cash and cash resources at end of period	568,942	314,556
Reasons for changes in funds		
Plus:		
Financial income collected	601,016	269,668
Income from services collected	51,160	54,294
Less:	342,074	
Financial expenses paid	20,140	39,584
Expenses for services paid	76,724	20,296
Administrative expenses paid	213,238	84,289
Funds provided by (used in) ordinary transactions	213,238	179,793
Other sources of funds	566,072	576,765
Net increase in deposits	78,692	-
Net increase in other liabilities	-	44,244
Net decrease in government and corporate securities	176,235	18,012
Net decrease in loans	-	348,296
Net decrease in other assets	311,145	-
Net decrease in other receivables from financial transactions	-	95,217
Other sources of funds	-	70,996
Total sources of funds	779,310	756,558
Other uses of funds	624,643	563,929
Net increase in loans	49,920	-
Increase in other receivables from financial transactions	225,146	-
Net increase in other assets	-	300,054
Net decrease in deposits		10,983
Net decrease in other liabilities from financial transactions	227,495	87,988
Net decrease in other liabilities	50,436	-
Other uses of funds	71,646	164,904
Total uses of funds	624,643	563,929
Monetary result of cash and cash resources	-	927
Decrease in funds	154,667	191,702

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & CO. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

BANCO HIPOTECARIO

Consolidated Memorandum Accounts

For the period ended September 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

	2004	2003
DEBIT	**12,095,867**	**10,983,716**
Contingent	**8,187,917**	**7,218,487**
Guarantees received	1,771,486	2,206,674
Others not included in the debtor classification regulations	4,058,136	3,759,918
Contingencies-re. contra items	2,358,295	1,251,895
Control	**3,527,720**	**3,757,519**
Loans classified as non-recoverable	911,832	743,851
Others	2,607,614	3,013,668
Control re. contra items	8,274	-
Derivatives	**370,330**	**7,710**
Notional value of call options bought	370,330	-
Derivatives-re. contra items	-	7,710
Trust activities	**9,900**	**-**
Trust funds	9,900	-
CREDIT	**12,095,867**	**10,983,716**
Contingent	**8,187,917**	**7,218,487**
Loans granted (unused balances) included in the debtor classification regulations (Schedule B)	7,058	815
Guarantees provided to the Argentine Central Bank	508,505	491,041
Other guarantees provided not included in the debtor classification regulations	843,821	36,354
Contingencies-re. contra items	6,828,533	6,690,277
Control	**3,527,720**	**3,757,519**
Amounts to be credited	7,876	232
Control-re. contra items	3,519,844	3,757,287
Derivatives	**370,330**	**7,710**
"Notional" value of call options written	-	7,710
Derivatives re. contra items	370,330	-
Trust activities	**9.900**	**-**
Trust accounts re. contra items	9.900	-

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & CO. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated classification of financing according to status and guarantees received

For the period ended September 30, 2004

In comparative format with the same period of the previous year

(In thousands of pesos)

SCHEDULE B

COMMERCIAL PORTFOLIO	2004	2003
Normal situation	**1,156,657**	**1,027,808**
With "B" preferred collateral and counter-guarantees	700	168,812
Without any preferred collateral or counter-guarantees	1,155,957	858,996
Potential risk	**1,240**	**2,029**
With "B" preferred collateral and counter-guarantees	1,238	2,029
Without any preferred collateral or counter-guarantees	2	-
With problems	**154**	**-**
With "B" preferred collateral and counter-guarantees	154	-
Without any preferred collateral or counter-guarantees	-	-
High risk of insolvency	**1,212**	**1,802**
With "B" preferred collateral and counter-guarantees	-	590
Without any preferred collateral or counter-guarantees	1,212	1,212
Uncollectible	**7,115**	**14,736**
With "B" preferred collateral and counter-guarantees	164	7,536
Without any preferred collateral or counter-guarantees	6,951	7,200
Uncollectible for technical reasons	**767**	**997**
With "B" preferred collateral and counter-guarantees	-	-
Without any preferred collateral or counter-guarantees	767	997
TOTAL COMMERCIAL PORTFOLIO	**1,167,145**	**1,047,372**

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & CO. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated classification of financing according to status and guarantees received

SCHEDULE B
(Continued)

CONSUMER AND HOUSING PORTFOLIO	2004	2003
Normal performance	**1,540,106**	**1,587,798**
With "B" preferred collateral and counter-guarantees	1,433,307	1,516,389
Without any preferred collateral or counter-guarantees	106,799	71,409
Inadequate performance	**109,844**	**167,353**
With "B" preferred collateral and counter-guarantees	102,755	159,618
Without any preferred collateral or counter-guarantees	7,089	7,735
Deficient performance	**69,138**	**87,640**
With "B" preferred collateral and counter-guarantees	63,577	84,003
Without any preferred collateral or counter-guarantees	5,561	3,637
Difficult collection	**102,006**	**109,853**
With "B" preferred collateral and counter-guarantees	83,962	102,454
Without any preferred collateral or counter-guarantees	18,044	7,399
Uncollectible	**173,971**	**249,646**
With "B" preferred collateral and counter-guarantees	54,635	145,329
Without any preferred collateral or counter-guarantees	119,336	104,317
Uncollectible for technical reasons	**38,685**	**24,210**
With "B" preferred collateral and counter-guarantees	30,994	19,914
Without any preferred collateral or counter-guarantees	7,691	4,296
TOTAL CONSUMER AND HOUSING PORTFOLIO	**2,033,750**	**2,226,500**
GENERAL TOTAL	**3,200,895**	**3,273,872**

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & CO. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Notes to the Consolidated Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

1 - CONSOLIDATION BASIS

These financial statements reflect the consolidated operations carried out by Banco Hipotecario Sociedad Anónima and BACS Banco de Crédito y Securitización Sociedad Anónima during the periods ended September 30, 2004 and 2003 and BHN Sociedad de Inversión Sociedad Anónima during the fiscal periods ended June 30, 2004 and 2003.

Although Banco Hipotecario Sociedad Anónima holds the controlling interests in BHN Inmobiliaria Sociedad Anónima and since October 3, 2000 in VR-Tasaciones y Certificaciones Sociedad Anónima, these companies' financial statements have not been consolidated with those of the Bank because the Management considers that the business activities in which the former is engaged are not homogeneous or supplementary to those carried out by the Bank, and the business activities carried out by the latter are not very significant.

The equity investments held by the Bank in the consolidated and non-consolidated companies at September 30, 2004 are as follows:

- BACS Banco de Crédito y Securitización Sociedad Anónima: 43,750,000 ordinary book-entry shares with a value of $1 each and entitled to one vote per share, which represent 70% of the capital stock.
- BHN Sociedad de Inversión Sociedad Anónima: 17,999,920 ordinary book-entry shares with a value of $1 each and entitled to one vote per share, which represent 99.99% of the capital stock.
- BHN Inmobiliaria Sociedad Anónima: 1,899,880 ordinary book-entry shares with a value of $1 each and entitled to one vote per share, which represent 99.99% of the capital stock.
- VR-Tasaciones y Certificaciones Sociedad Anónima: 100,000 ordinary shares with a value of $1 each and entitled to one vote per share, which represent 100% of the capital stock.

Notes to the Consolidated Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

The procedure followed by the Bank to include the controlled investees BHN Sociedad de Inversión Sociedad Anónima –consolidated– and BACS Banco de Crédito y Securitización Sociedad Anónima's accounts was as follows:

1.1. The Bank's Financial Statements have been prepared in line with the valuation and disclosure standards laid down by the Argentine Central Bank and include the balances reported in its Balance Sheet, Income Statement, Memorandum Accounts, Statement of Source and Application of Funds and Exhibit B, which have been consolidated on a line-by-line basis.

1.2. Items arising from intercompany transactions within the consolidated entities have been eliminated from the Balance Sheet, Income Statement, Memorandum Accounts, Statement of Source and Application of Funds and Exhibit B.

1.3. The portion of the Shareholders' Equity corresponding to the minority interest has been disclosed in the Consolidated Balance Sheet, in the line captioned "Minority Interest".

1.4. The portion of the net income/(loss) of the minority interest has been disclosed in the Consolidated Income Statement, in the line captioned "Minority Interest".

2 - BASIS FOR THE PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements of Banco Hipotecario Sociedad Anónima have been prepared in line with the provisions of Argentine Central Bank Communication "A" 2813 and supplementary rules, as amended, regarding financial reporting requirements for the publication of quarterly and annual financial statements and observing the guidelines of Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils of Economic Sciences (F.A.C.P.C.E.).

The consolidated financial statements of BHN Sociedad de Inversión Sociedad Anónima and the individual financial statements of BACS Banco de Crédito y Securitización Sociedad Anónima have been prepared following similar criteria to those applied by Banco Hipotecario Sociedad Anónima.

As from January 1, 2002, as a result of the application of Communication "A" 3702 which established the repeal of any legal and regulatory rule that did not allow the restatement of the accounting balances at period-end currency values, the Bank has resumed the application of the adjustment for inflation following the restatement method established by Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

Notes to the Consolidated Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

On March 25, 2003, the Executive Branch issued Decree 664 establishing that the financial statements for years ending as from that date are to be stated in nominal currency. Consequently, in accordance with Communication "A" 3921 of the BCRA, restatement of the financial statements was discontinued as from March 1, 2003.

The principal disclosure and valuation criteria followed for preparing these financial statements are described below:

2.1. Foreign currency assets and liabilities:

Foreign currency assets and liabilities have been valued at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank, in force at the close of operations carried out on the last business day of the periods ended September 30, 2004 and 2003.

2.2. Gold and other precious metals

Holdings of gold and silver were valued at the latest selling quotation on the London market, in US dollars, net of the direct selling expenses, converted into pesos at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank, in force at the close of operations on the last business day of the period ended September 30, 2004 and 2003.

In accordance with Communication "A" 2290 of the Argentine Central Bank, holdings of silver were included under Cash and cash resources, taking into account that: i) their market value arises from daily quotations of relevant transactions and ii) they are minted or represent "good delivery bars" in accordance with the regulations of the Governing Entity.

2.3. Interest accruals and adjustments of principal amounts (CER and CVS):

Interest accruals were determined using the exponential method for all lending and certain borrowing transactions in local and foreign currency whose total term was more than 92 days, and interest accruals for loans overdue more than 90 days were discontinued.

Adjustments of principal amounts from application of the CER were accrued as established by Argentine Central Bank regulations, and interest accruals for loans overdue more than 90 days were discontinued.

2.4. Government and corporate securities:

Listed - In Argentina and abroad:

The securities classified as "Holdings of trading securities" and "Investment in listed corporate securities" have been valued in accordance with their market quotation prevailing at period end, net of the estimated allowance, where applicable, and corporate securities with autorization to trade on euromarkets and on the Buenos Aires Stock Exchange have been valued at their technical residual value.

Notes to the Consolidated Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

The BODEN 2012 Government securities in US$ classified as "Holdings in investment accounts" have been recognized at their technical value, in accordance with the whereas clauses of Communication "A"3785, supplementary rules and amendments. Such technical values increase on the basis of interest accrued under the issue terms and conditions at the end of each year. The new foreign currency balance is converted into pesos at the reference exchange rate published by the Argentine Central Bank.

At September 30, 2003, BODEN National Government securities received in lieu of payment from borrowers of mortgage loans, as established by Decree 905/02, have been valued at their power to repay the financial assistance received from the Argentine Central Bank, that is, $1.40 per US dollar plus CER and accrued interest.

The National Government Securities originally issued in foreign currency subject to Argentine legislation have been converted into pesos at the exchange rate of $1.40 per US dollar, as provided for by Law 25561, Decree 214 and complementary rules and amendments.

National Government securities originally issued in foreign currency and not subject to conversion into pesos, have been recorded at December 31, 2003 carrying value.

Unlisted -Argentina

The securities classified under "Unlisted Government Securities" have been valued at cost plus accrued interest not yet collected.

The Bank has recorded Secured Bonds issued by the Fiduciary Fund for Provincial Development received within the framework of Decree 1579/02, Ministry of Economy Resolution 539/02 and supplementary rules. These bonds have been stated at the lower of average book value (for those securities that will be used as collateral for the subscription of hedge bonds) or present or technical value (for the other securities), following the guidelines established by Communication "A" 3911, complementary rules and amendments.

2.5. Loans:

The portfolio of performing loans and loans due ninety days or less has been valued in terms of the principal amounts actually lent, plus capitalized interest, net of principal amortization collected and debt balance refinancing, plus adjustments (from application of the CER, where applicable) and accrued interest receivable and less the estimated reserve for loan losses.

Loans secured under Decree 1387/01 have been valued in accordance with the guidelines of BCRA Communication "A" 3911, complementary rules and amendments, as follows: i) those used for the matching, at the lower of present value (cash flows according to contract conditions, discounted at the rates of interest established by the BCRA) or technical value (amount index-adjusted by applying the CER, where applicable, plus interest accrued according to contract conditions). This value is compared to the theoretical value (book value at February 28, 2003, net of the offsetting account, plus adjustment by the CER, where applicable). The differences resulting from this comparison are shown in an asset offsetting account. ii) the loans to be used as collateral for the advances granted by the BCRA for the subscription of the hedge bonds established by Decree 905/02, at their average book value established by Communication "A" 3756.

Notes to the Consolidated Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

Other loans to the public sector, not included in the preceding paragraph, originally granted in foreign currency have been converted into pesos at the exchange rate of $1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to the amount of those loans and maximum rates have been established, in accordance with Decree 1579/02, if those assets were subjected to the Exchange of Provincial Public Debt.

Loans to the non-financial private sector originally granted in foreign currency have been converted into pesos at the exchange rate of $1.00 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER and CVS have been applied to the amount of those loans and maximum rates have been established, depending on the borrower.

2.6. Other receivables for financial transactions:

The individual mortgage loans pending securitization whose fiduciary ownership was transferred by the Bank and recorded in this caption have been valued and converted into pesos following the criterion described in point 2.3 and 2.5.

The amount recorded in the account captioned "Other not included in the debtor classification regulations - Compensation to be received from the National Government" includes the amount in pesos equivalent to the technical value of the bonds to be received, in accordance with sections 28 and 29 of Decree 905, until the Argentine Central Bank credits the remaining BODEN 2012 in US dollars requested in compliance with that regulation.

The Bank has repurchased its Negotiable Obligations under a financing agreement signed with DePfa Investment Bank Ltd. These rights have been valued at period-end market value of the underlying negotiable obligations.

The rights arising from the total return swap transaction involving the Bank's own shares have been valued at period-end market value of the underlying asset.

2.7. Investments in other companies:

This caption mainly includes the equity investments held by the Bank in:

Controlled investee engaged in non-homogeneous activities: BHN Inmobiliaria Sociedad Anónima. This equity investment has been recorded according to the equity method of accounting, at March 31, 2004.

Other equity investments: Mercado Abierto Electrónico Sociedad Anónima, ACH Sociedad Anónima, VR-Tasaciones y Certificaciones Sociedad Anónima, Mortgage.com Inc. and VR-Particulares Sociedad Anónima. These equity investments have been recorded at the lower of cost or estimated recoverable value.

2.8. Miscellaneous receivables

Notes to the Consolidated Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

BODEN 2012 and National Government Secured Loans deposited in escrow have been valued following the criteria mentioned in the third paragraph of point 2.4. and in second paragraph of point 2.5., respectively.

2.9. Bank premises and equipment and miscellaneous assets:

These assets are recorded at cost restated in constant monetary units until February 28, 2003, net of accumulated depreciation calculated following the straight-line method, based on the estimated useful life of the assets. The cost of assets added before December 31, 1994 is restated in constant currency as of that date, while subsequent transactions are valued in current purchasing power values of the period to which they correspond.

The Bank records in "Miscellaneous assets – Assets acquired through foreclosures" housing units added to the Bank's assets in repayment of mortgage loans. These housing units have been valued at the lower of market value or the value of the loan, net of allowances.

The net book values of the assets taken as a whole, except for the assets intended for sale, which do not exceed their estimated recovery value, do not exceed their net realizable value.

2.10. Housing, life and unemployment insurance premiums in lending transactions:

The Bank's policy is to recognize the premium income when the corresponding loan installment accrues, except for those loans that are more than ninety days in arrears, and to allocate the expenditures for claims to the net income/(loss) for the period in which they occur.

The Bank has set up a reserve of Ps. 12,013 thousand, which is included in the Shareholders' Equity – Profit reserves – Others and a reserve for pending insurance claims for Ps. 10,009 thousand and Ps. 9,085 thousand at September 30, 2004 and 2003, respectively, which is shown in the Provisions caption under Liabilities.

2.11. Intangible assets

These assets represent organization and systems development expenses incurred by Banco Hipotecario S.A. and organization expenses due to the establishment and start-up and implementation of computer software of BHN Sociedad de Inversión Sociedad Anónima and BACS Banco de Crédito y Securitización Sociedad Anónima. These assets have been restated in constant monetary units of February 28, 2003, and are being amortized monthly according to the straight-line method, based on their estimated useful life.

2.12. Deposits

Deposits have been valued at their placement value, plus adjustments from application of the CER and accrued interest, where applicable. The fixed return for each transaction is accrued on an exponential basis, while the variable return is accrued at the pro rata rate of return agreed upon based on the improvement in

Notes to the Consolidated Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

the price of the financial asset or financial asset indicator, between the time the transaction is arranged and the end of the month.

Deposits originally made in foreign currency have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to those deposits.

2.13. Other liabilities for financial transactions

At September 30, 2003, futures and options transactions originally agreed in foreign currency, whether they have been settled and/or with settlement agreements in writing by the parties prior to the effectiveness of Decree 992 have been valued at the various rates of exchange agreed by the parties at the time of settlement of each transaction. The other transactions not renegotiated at the effective date of that decree have been converted into pesos at the rate of exchange of $ 1.40 per US dollar and recognized as sight accounts.

2.14. Valuation of options

The Bank has acquired a call option for Euro 100,000 thousand. The premium on this option has been valued at period-end market price.

Premiums on call options written and bought have been accrued on a linear basis during the life of the contract.

2.15. Dismissal Indemnities

The Bank does not set up any provisions to cover the risk of dismissal indemnities involving the staff, as the disbursements in this respect are charged to the results for the year in which they occur.

2.16. Income Tax

Pursuant to Article 28 of Law 24,855, Banco Hipotecario Sociedad Anónima is subject to income tax, except for all the housing loan transactions carried out prior to October 23, 1997, date of registration of its by-laws with the Superintendency of Corporations.

The Bank charges income and sets up a provision for income tax determined based on the transactions subject to this tax in the period in which those transactions are carried out.

2.17. Minimum Notional Income Tax

Although the tax paid can be considered as a tax credit on account of income tax for a period of up to 10 years, the Bank has charged that disbursement to results.

2.18. Shareholders' Equity

a. Capital stock, reserves and capital adjustment:

The Shareholders' Equity account activity and balances prior to December 31, 1994 have been restated in the currency values prevailing at that date, following the method mentioned in the

first paragraph of this Note. The transactions carried out subsequent to that date have been recorded in currency values of the period to which they correspond. The balances of the Shareholders' Equity accounts as of September 30, 2004 have been restated in the currency value of February 28, 2003. The adjustment derived from the restatement of the balance of "Capital Stock" was allocated to "Equity Adjustments".

b. Results:

Income and expenses for the year have been restated into year-end currency regardless of whether they have been collected or paid. Monetary results of exposure to inflation were determined through February 28, 2003 as follows:

a) "Monetary result of financial transactions" includes the result of exposure to inflation generated by assets and liabilities related to the carrying out of the usual brokerage activity between the supply and demand of financial resources.
b) "Monetary result of operating expenses" includes the result of exposure to inflation generated by monetary assets and liabilities in pesos, related to administrative expenses.
c) "Monetary result of other operations" includes the result of exposure to inflation generated by assets and liabilities not related to the financial brokerage activity.

c. Prior year adjustment

The fees for Ps. 5,176 thousand payable to the Executive Committee Directors for profit sharing and stock appreciation rights which are to be charged to fiscal 2003, as resolved by the Meeting of Shareholders held on May 31, 2004, have been allocated as prior year adjustments.

The preparation of the financial statements requires that the Bank's Board of Directors perform estimates affecting assets and liabilities, the net income/(loss) for the period and the determination of contingent assets and liabilities at the date thereof. Since these estimates involve value judgements regarding the probability of occurrence of future events, the actual net income/(loss) may differ from the estimated amount and thus generate losses or profits affecting subsequent periods. All legal and regulatory rules in force at the date of presentation of these financial statements have been considered.

Notes to the Consolidated Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

The financial statement figures for the same period of the previous year, presented for comparative purposes, include certain reclassifications and adjustments that contemplate specific disclosure criteria so as to present them on a consistent basis with those of the current period.

3 - DIFFERENCES BETWEEN ARGENTINE CENTRAL BANK REGULATIONS AND PROFESSIONAL ACCOUNTING STANDARDS

Below is a detail of the main differences between the Argentine Central Bank regulations and professional accounting standards, considering the statement made in the first part of Note 10:

3.1. Valuation criteria

a) Compensation to be received, per Sections 28 and 29 of National Executive Branch Decree 905/02, and investment account securities

As of September 30, 2004 and 2003, the Bank carries the government securities received and to be received in the "Government Securities – holdings in investment accounts" and Other Receivables from financial transactions – Other not included in the debtor classification regulations" captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02.

In addition, there are BODEN 2012 received in repayment of mortgage loans that are carried in investment accounts.

Under professional accounting standards, those assets should be valued at their quotation values net of estimated selling expenses, charging the quotation differences to the results for each period, except there is a possibility and intention to carry them until maturity.

b) Allowances for receivables from the non-financial public sector

Current regulations on the setting up of allowances issued by the Argentine Central Bank provide that receivables from the Public Sector are not subject to allowances for doubtful accounts. Under professional accounting standards, those allowances must be estimated on the basis of the uncollectibility risk attaching to those assets.

c) Accounting for income tax according to the deferred tax method

The Bank determines income tax at the statutory rate applicable to the estimated taxable income, without considering the effect of any timing differences between the accounting and taxable results. Under professional accounting standards, income tax must be recognized according to the deferred tax method.

d) Valuation of options

Notes to the Consolidated Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

The Bank values certain accrued premiums on call options bought and written on a linear basis. This criterion differs from professional accounting standards, under which such premiums are to be stated at their market value.

e) Net present value of secured loans, government and other similar securities

Through Resolution No. 87/03, the CPCECABA suspended the application of the criterion for measuring the present value, establishing the application of a relevant market interest rate on the basis of future income or disbursements of funds corresponding to loans, investments and other accounts receivable or payable generated by the specific activities carried out by financial institutions. This criterion differs from that established by Communication "A" 3911.

f) Valuation at equity value

For purposes of calculating the equity value, Technical Pronouncement No. 21 establishes that the closing date of the period of investors is to coincide with that of the issuing companies, a criterion that differs from Argentine Central Bank regulations. The same valuation criterion under professional accounting standards is also to be applied to all subsidiaries.

g) Restatement to constant currency

The September 30, 2003 financial statements have given recognition to the effects of the variations in the purchasing power of the currency until February 28, 2003, following the restatement method established by Technical Pronouncement No. 6 (as amended by Technical Pronouncement No. 19) of the FACPCE. As provided for by National Executive Branch Decree 664/2003, Argentine Central Bank Communication "A" 3921 and CNV Resolution No. 441, the Bank discontinued the application of that method and, therefore, did not recognize the effects of the variations in the purchasing power of the currency as from March 1, 2003.

As established by MD Resolutions Nos. 10 and 41/2003 of the CPCECABA, under professional accounting standards the application of this method remained in effect until the periods ended September 30, 2003.

Nevertheless, taking into account the negative variation of 2.1% in the IPIM in the period from March to September 2003, the effects derived from failure to recognize those variations in these financial statements have not been significant.

3.2. Disclosure issues

a) Comparative purpose financial statements

Under professional accounting standards, the Bank should present the comparative information on the balance sheet with that of the balance sheet at the closing date of the preceding full fiscal year, in this case, December 31, 2003.

b) Statement of cash flows, earning per share and business segment

The criterion established by Technical Pronouncement No. 19 for disclosing these items differs from that established by the Argentine Central Bank in its Circular CONAU 1.

4 - RESTRICTED ASSETS OF RELATED COMPANIES

At June 30, 2004, BHN Sociedad de Inversión Sociedad Anónima did not have any restricted assets.

BACS Banco de Crédito y Securitización S.A. is subject to the provisions of Decree 905/02 which provides that the Argentine Central Bank will grant financing to financial institutions for the subscription of bonds issued by the National State (BODEN due 2012 in US dollars), to be earmarked to cover the negative net foreign currency position, requiring for such purpose assets as collateral for that financing. At the date of these financial statements, the assets to be offered by the Bank to the Governing Entity had not been identified.

BACS Banco de Crédito y Securitización S.A. carries certificates of participation in the BACS II Financial Trust and BACS Funding I Mortgage Trust as collateral for the financing line held with International Finance Corporation (IFC).

5 – MORTGAGE SYSTEMS INTERNATIONAL LLC ("MSI")

In view of the equity interest held by BHN Sociedad de Inversión S.A. in Mortgage Systems International LLC ("MSI"), and considering the problems that could arise from continuing to maintain an equity interest higher than 12.5% in a company which does not currently provide services supplementary to the Bank's specific activities, through Minutes No. 135 dated December 3, 2003 the Board of Directors resolved to: i) properly reflect the situation arising from the equity interest held in MSI in a note to consolidated financial statements; ii) consider the excess equity interest held by BHN Sociedad de Inversión S.A. in MSI's capital stock as a higher consolidated minimum capital requirement, as established by applicable regulations; and iii) make the pertinent presentations to the BCRA proposing the correct classification.

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Balance Sheet

For the period ended September 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

	2004	2003
ASSETS		
A. CASH AND CASH RESOURCES	**544,597**	**302,354**
Cash	36,655	25,500
Banks and correspondents	344,679	175,147
Others – (Note 10.2.)	163,263	101,707
B. GOVERNMENT AND CORPORATE SECURITIES (Schedule A and Note 10.4.)	**598,397**	**1,269,393**
Holdings in investment accounts	234,451	897,590
Holdings of trading securities	66,709	44,266
Unlisted government securities	187,844	198,610
Investments in listed corporate securities	11,230	3,662
Securities issued by the Argentine Central Bank	98,163	125,265
C. LOANS (Schedules B, C and D and Notes 10.3. and 10.5.)	**2,492,253**	**2,406,166**
To the non-financial public sector	824,991	771,137
To the financial sector	61,260	6,169
To the non-financial private sector and residents abroad	1,912,731	2,087,054
Overdraft facilities	119,093	139,000
Notes	15	-
Mortgage loans	1,708,840	1,904,158
Pledge loans	818	-
Consumer loans	10,598	623
Credit cards	345	-
Unallocated collections	(10,769)	(20,449)
Others	59,763	25,615
Accrued interest and quotation differences receivable	24,028	38,107
Allowances (Schedule J and Notes 12 and 13)	(306,729)	(458,194)
D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS (Schedules B, C and D and Notes 10.3. and 10.6.)	**4,105,935**	**3,071,775**
Argentine Central Bank	4,949	3,221
Amounts receivable for spot and forward sales to be settled	30,838	-
Securities to be received under spot and forward purchases to be settled	717,378	4,412
Premiums on options bought	3,860	-
Others not included in the debtor classification regulations (Note 16)	3,032,369	2,749,333
Others included in the debtor classifications regulations (Notes 16 and 17)	345,836	326,567
Accrued interest receivable included in the debtor classification regulations (Note 17)	14,140	16,241
Allowances (Schedule J)	(43,435)	(27,999)

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & CO. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Balance Sheet (Continued)
For the period ended September 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

	2004	2003
F. INVESTMENTS IN OTHER COMPANIES (Schedule E and Notes 10.7. and 31)	**122,855**	**107,246**
In financial institutions	78,238	73,075
Others	44,617	34,171
G. MISCELLANEOUS RECEIVABLES (Note 10.8.)	**630,240**	**322,416**
Others (Note 18)	656,790	354,331
Other accrued interest receivable	1,698	1,698
Allowances (Schedule J)	(28,248)	(33,613)
H. BANK PREMISES AND EQUIPMENT (Schedule F and Note 10.9.)	**90,773**	**97,085**
I. MISCELLANEOUS ASSETS (Schedule F and Note 10.9.)	**26,776**	**32,723**
J. INTANGIBLE ASSETS (Schedule G and Note 10.11.)	**5,720**	**1,984**
Organization and development expenses	5,720	1,984
K. UNALLOCATED ITEMS	**2,630**	**9,791**
TOTAL ASSETS	**8,620,176**	**7,620,933**

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & CO. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Balance Sheet (Continued)

For the period ended September 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

	2004	2003
LIABILITIES		
L. DEPOSITS (Schedules H and I and Notes 10.3., 10.12. and 30)	**202,655**	**110,652**
Non-financial public sector	16,028	14,936
Financial sector	4,639	6,723
Non-financial private sector and residents abroad	181,988	88,993
Checking accounts	9,607	8,606
Savings accounts	57,792	26,902
Investment accounts	46,150	-
Time deposits	62,802	17,859
Others	4,351	25,308
Accrued interest and quotation differences payable	1,286	10,318
M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS (Schedule I and Notes 10.3., 10.13. and 10.14.)	**6,227,582**	**6,331,440**
Argentine Central Bank	2,192,095	2,069,086
Others	2,192,095	2,069,086
Banks and international entities	492,284	400,572
Unsubordinated negotiable obligations (Note 19)	2,741,557	2,744,169
Amounts payable under spot and forward purchases to be settled	638,826	4,412
Securities to be delivered under spot and forward sales to be settled	31,186	-
Premiums on options written	-	1,501
Loans from domestic financial institutions	-	246,220
Others (Note 22)	46,011	307,878
Accrued interest and quotation differences payable	85,623	557,602
N. MISCELLANEOUS LIABILITIES	**41,882**	**30,525**
Fees	5,309	3,406
Others (Note 23)	36,573	27,119
O. PROVISIONS (Schedule J and Note 10.10.)	**244,274**	**175,403**
Q. UNALLOCATED ITEMS	**4,655**	**784**
TOTAL LIABILITIES	**6,721,048**	**6,648,804**
SHAREHOLDERS' EQUITY (per related statement) (Note 10.18.)	**1,899,128**	**972,129**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**8,620,176**	**7,620,933**

Notes and Schedules are an integral part of these financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & CO. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Income Statement

For the period ended September 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

	2004	2003
A. FINANCIAL INCOME	**556,178**	**310,781**
Interest on cash and cash resources	439	374
Interest on loans to the financial sector	257	-
Interest on overdraft facilities	2,990	7,422
Interest on notes	8	-
Interest on mortgage loans	123,011	144,344
Interest on pledge loans	26	-
Interest on other loans	8,091	7,177
Interest on other receivables from financial transactions	21,924	30,850
Net income from options	-	958
Net income from government and corporate securities	87,196	-
Net income from secured loans – Decree 1387/01	24,167	31,707
Adjustment from application of CER	59,436	30,098
Adjustment from application of CVS	60,482	28,412
Others (Note 24)	168,151	29,439
B. FINANCIAL EXPENSES	**227,012**	**636,414**
Interest on current account deposits	89	70
Interest on savings account deposits	933	242
Interest on time deposits	880	960
Interest on loans from financial sector	5,155	42,265
Interest on other liabilities from financial transactions	76,655	241,629
Other interest	36,202	38,611
Net loss on options	8,515	-
Net loss on government and corporate securities	-	88,861
Adjustment from application of CER	84,965	47,553
Others (Note 24)	13,618	176,223
GROSS INTERMEDIATION MARGIN	**329,166**	**(325,633)**
C. LOAN LOSS PROVISION	**13,306**	**31,160**
D. INCOME FROM SERVICES	**50,595**	**54,252**
Linked with lending transactions	8	-
Linked with borrowing transactions	2,309	2,333
Others (Note 25)	48,278	51,919
E. EXPENSES FOR SERVICES	**20,120**	**19,963**
Commissions	8,475	11,435
Others (Note 26)	11,645	8,528

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & CO. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Income Statement (Continued)

For the period ended September 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

	2004	2003
F. MONETARY RESULT OF FINANCIAL TRANSACTIONS	-	(9,314)
G. ADMINISTRATIVE EXPENSES	70,918	71,705
Personnel expenses	37,922	38,424
Directors' and syndics' fees	1,560	1.498
Other fees	2,997	3,588
Advertising and publicity	2,488	694
Taxes	7,563	5,548
Other operating expenses (Note 27)	16,177	20,020
Others	2,211	1,933
H. MONETARY RESULT OF OPERATING EXPENSES	-	41
NET INCOME/(LOSS) ON FINANCIAL TRANSACTIONS	275,417	(403,482)
I. MISCELLANEOUS INCOME	100,706	71,106
Income from long-term investments	7,961	-
Penalty interest	7,092	11,831
Loans recovered and allowances reversed	38,859	44,475
Others (Note 28)	46,794	14,800
J. MISCELLANEOUS LOSSES	152,644	121,142
Loss on long-term investments	-	7,749
Penalty interest and charges in favor of the BCRA	26	39
Loan loss provision for miscellaneous receivables and other provisions	71,750	88,040
Others (Note 29)	80,868	25,314
K. MONETARY RESULT OF OTHER OPERATIONS	-	24
NET INCOME/(LOSS) BEFORE INCOME TAX	223,479	(453.494)
NET INCOME / (LOSS) FOR THE PERIOD	223,479	(453.494)

Notes and schedules are an integral part of these financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & CO. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Statement of Changes in Shareholders' Equity

For the period ended September 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

Changes	Capital Stock	Non-Capitalized Contributions		Equity adjustment	Profit reserves		Retained earnings	Total at 9.30.04	Total at 9.30.03
		Share issuance premiums	Irrevocable contributions for future capital increases		Legal	Others			
1. Opening balances	1,500,000	-	1	1,797,623	1,022,078	169,608	(2,808,485)	1,680,825	1,425,623
2. Prior year adjustment							(5,176)	(5,176)	-
3. Subtotal	1,500,000	-	1	1,797,623	1,022,078	169,608	(2,813,661)	1,675,649	1,425,623
4. Net income /(loss) for the period							223,479	223,479	(453,494)
5. Closing balances	1,500,000	-	1	1,797,623	1,022,078	169,608	(2,590,182)	1,899,128	972,129

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated November 08 2004
PRICE WATERHOUSE & CO. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

BANCO HIPOTECARIO

	2004	2003
Changes in funds		
Cash and cash resources at beginning of period	379,002	105,973
Increase (decrease) in funds	165,595	196,381
Cash and cash resources at end of period	544,597	302,354
Reasons for changes in funds in uniform currency		
Plus:		
Financial income collected	536,099	266,536
Income from services collected	50,594	54,252
Less:		
Financial expenses paid	338,607	39,519
Expenses for services paid	20,119	19,963
Administrative expenses paid	65,196	81,532
Funds provided by ordinary transactions	162,771	179,774
Other sources of funds	561,932	603,842
Net increase in deposits	79,299	-
Net increase in other liabilities	-	42,957
Net decrease in government and corporate securities	175,054	-
Net decrease in loans	-	378,788
Net decrease in other receivables from financial transactions	-	110,972
Net decrease in other assets	307,579	-
Other sources of funds	-	71,125
Total sources of funds	724,703	783,616
Other uses of funds	559,108	586,357
Net increase in government and corporate securities	-	8,301
Net increase in loans	53,791	-
Net increase in other receivables from financial transactions	234,211	-
Net increase in other assets	-	297,053
Net decrease in deposits	-	21,475
Net decrease in other liabilities from financial transactions	199,208	98,855
Net decrease in other liabilities	50,723	-
Other uses of funds	21,175	160,673
Total uses of funds	559,108	586,357
Monetary result of cash and cash resources	-	878
Increase (decrease) in funds	165,595	196,381

Notes and schedules are an integral part of these financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08 2004
PRICE WATERHOUSE & CO. S.R.L.

(Partner)
~~Professional~~ Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Memorandum Accounts

For the period ended September 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

	2004	2003
DEBIT	11,546,572	10,947,362
Contingent	8,157,959	7,182,133
Guarantees received	1,771,486	2,183,902
Others not included in the debtor classification regulations	4,053,461	3,759,918
Contingencies – re. contra items	2,333,012	1,238,313
Control	3,018,283	3,757,519
Loans classified as non-recoverable	911,832	743,851
Others	2,098,177	3,013,668
Control – re. contra items	8,274	-
Derivatives	370,330	7,710
Notional value of call options bought	370,330	-
Derivatives - re. contra items	-	7,710
CREDIT	11,546,572	10,947,362
Contingent	8,157,959	7,182,133
Loans granted (unused balances) included in the debtor classification regulations (Schedules B, C and D)	7,058	815
Guarantees provided to the Argentine Central Bank	508,505	491,041
Other guarantees not included in the debtor classification regulations	818,538	-
Contingencies – re. contra items	6,823,858	6,690,277
Control	3,018,283	3,757,519
Amounts to be credited	7,876	232
Control – re. contra items	3,010,407	3,757,287
Derivatives	370,330	7,710
"Notional" value of call options written	-	7,710
Derivatives – re. contra items	370,330	-

Notes and Schedules are an integral part of these financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08 2004
PRICE WATERHOUSE & CO. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Government and corporate securities

For the period ended September 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

SCHEDULE (A)

Description	Identification	Holding			Position without options	Options	Final position
		Market value	Book value 9/30/2004	Book value 9/30/2003			
LISTED GOVERNMENT SECURITIES							
- Holdings in investment accounts							
Argentina		173,761	234,451	897,590	234,451	-	234,451
In foreign currency		173,761	234,451	897,590	234,451	-	234,451
Boden 2012 - Compensating Bond	ARR6123=BA	173,761	234,451	798,825	234,451		234,451
Boden 2012 - Repayment of loans		-	-	98,765	-		-
Subtotal investment accounts		173,761	234,451	897,590	234,451	-	234,451
- Holdings of trading securities							
Argentina		66,709	66,709	44,266	66,709	-	66,709
In pesos		32,155	32,155	14,415	32,155	-	32,155
Medium-term treasury bonds – 8.75% - due 2002	BONTE 5/9/02	6	6	-	6	-	6
National Government bonds in pesos 2% - due 2007	BODEN 2007	20,465	20,465	645	20,465	-	20,465
National Government bonds in pesos 2% - due 2008	BODEN 2008	6,071	6,071	10,080	6,071	-	6,071

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated November 08 2004
PRICE WATERHOUSE & CO.S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Government and corporate securities

For the period ended September 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

SCHEDULE (A)

Description	Identification	Holding			Position without options	Options	Final position
		Market value	Book value 9/30/2004	Book value 9/30/2003			
Medium-term treasury bonds – 12.125% - due 2005	ARTY05FD3=ME	178	178	169	178	-	178
Medium-term treasury bonds – 11.25% - due 2004	ARTY04FD3=ME	165	165	157	165	-	165
Medium-term treasury bonds – 8.755% - due 2002	ARTY02FD3=ME	343	343	341	343	-	343
Other government securities		4,927	4,927	3,023	4,927	-	4,927
In foreign currency		34,554	34,554	29,851	34,554	-	34,554
Argentine Republic External Bills		34,554	34,554	29,851	34,554	-	34,554
BODEN 2012		-	-	-	-	-	-
Subtotal trading securities		66,709	66,709	44,266	66,709	-	66,709
TOTAL LISTED GOVERNMENT SECURITIES		240,470	301,160	941,856	301,160	-	301,160
UNLISTED GOVERNMENT SECURITIES							
Argentina		-	187,844	198,610	187,844	-	187,844
In pesos		-	187,844	198,610	187,844	-	187,844
National Government secured bonds		-	187,844	172,458	187,844	-	187,844
National and Provincial Bonds		-	-	3,013	-	-	-
National Government Bonds		-	-	19,564	-	-	-
Fiscal credit certificate		-	-	3,575	-	-	-
TOTAL UNLISTED GOVERNMENT SECURITIES		-	187,844	198,610	187,844	-	187,844

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated November 08 2004
PRICE WATERHOUSE & CO. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)



BANCO HIPOTECARIO

Government and corporate securities

For the period ended September 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

SCHEDULE (A)

Description	Identification	Holding			Position without options	Options	Final position
		Market value	Book value 9/30/2004	Book value 9/30/2003			
INVESTMENTS IN LISTED CORPORATE SECURITIES							
- Other equity securities							
Argentina		11,230	11,230	3,662	11,230	-	11,230
In pesos		11,230	11,230	3,662	11,230	-	11,230
Banco Hipotecario - Book-entry "D"	ARBHIPO 10161	-	-	2,832	-	-	-
Banco Hipotecario - Options	ARBHI 10100194	333	333	30	333	-	333
CHA Series 1 – 2004		-	-	-	-	-	-
Acindar S.A.		2,104	2,104	-	2,104	-	2,104
Aluar S.A.		725	725	-	725	-	725
Banco Francés		-	-	-	-	-	-
Bansud S.A.		3,107	3,107	-	3,107	-	3,107
Siderar S.A.		900	900	-	900	-	900
Tenaris S.A.		1,678	1,678	-	1,678	-	1,678
Perez Companc S.A.		-	-	-	-	-	-
Telecom S.A.		1,587	1,587	-	1,587	-	1,587
Transportadora Gas del Sur		572	572	-	572	-	572
Tarjeta Shopping Trust Debt Securities, Series 5		224	224	800	224	-	224
TOTAL INVESTMENTS IN LISTED CORPORATE SECURITIES		11,230	11,230	3,662	11,230	-	11,230
SECURITIES ISSUED BY THE BCRA							
Argentine Central Bank Bills	ARVEY 43=BA	98,163	98,163	125,265	98,163	-	98,163
TOTAL SECURITIES ISSUED BY THE BCRA		98,163	98,163	125,265	98,163		98,163
TOTAL		349,863	598,397	1,269,393	598,397	-	598,397

Notes and schedules are an integral part of these financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated November 08 2004
PRICE WATERHOUSE & CO. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Classification of financing according to status and guarantees received

For the period ended September 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

SCHEDULE B

COMMERCIAL PORTFOLIO	2004	2003
Normal situation	1,125,627	961,919
With "B" preferred collateral and counter-guarantees	700	146,040
Without any preferred collateral or counter-guarantees	1,124,927	815,879
Potential risk	1,240	2,029
With "B" preferred collateral and counter-guarantees	1,238	2,029
Without any preferred collateral or counter-guarantees	2	-
With problems	154	-
With "B" preferred collateral and counter-guarantees	154	-
Without any preferred collateral or counter-guarantees	-	-
High risk of insolvency	1,212	1,802
With "B" preferred collateral and counter-guarantees	-	590
Without any preferred collateral or counter-guarantees	1,212	1,212
Uncollectible	7,115	14,736
With "B" preferred collateral and counter-guarantees	164	7,536
Without any preferred collateral or counter-guarantees	6,951	7,200
Uncollectible for technical reasons	767	997
With "B" preferred collateral and counter-guarantees	-	-
Without any preferred collateral or counter-guarantees	767	997
TOTAL COMMERCIAL PORTFOLIO	1,136,115	981,483

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08 2004
PRICE WATERHOUSE & CO. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

BANCO HIPOTECARIO

Classification of financing according to status and guarantees received

SCHEDULE B
(Continued)

CONSUMER AND HOUSING PORTFOLIO	2004	2003
Normal performance	**1,536,257**	**1,587,798**
With "B" preferred collateral and counter-guarantees	1,433,307	1,516,389
Without any preferred collateral or counter-guarantees	102,950	71,409
Inadequate performance	**109,844**	**167,353**
With "B" preferred collateral and counter-guarantees	102,755	159,618
Without any preferred collateral or counter-guarantees	7,089	7,735
Deficient performance	**69,138**	**87,640**
With "B" preferred collateral and counter-guarantees	63,577	84,003
Without any preferred collateral or counter-guarantees	5,561	3,637
Difficult collection	**102,006**	**109,853**
With "B" preferred collateral and counter-guarantees	83,962	102,454
Without any preferred collateral or counter-guarantees	18,044	7,399
Uncollectible	**173,971**	**249,646**
With "B" preferred collateral and counter-guarantees	54,635	145,329
Without any preferred collateral or counter-guarantees	119,336	104,317
Uncollectible for technical reasons	**38,685**	**24,210**
With "B" preferred collateral and counter-guarantees	30,994	19,914
Without any preferred collateral or counter-guarantees	7,691	4,296
TOTAL CONSUMER AND HOUSING PORTFOLIO	**2,029,901**	**2,226,500**
GENERAL TOTAL	3,166,016	3,207,983

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08 2004
PRICE WATERHOUSE & CO. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Concentration of Financing
For the period ended September 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

SCHEDULE C

	FINANCING			
	2004		2003	
Number of customers	**Debt balance**	**% of total portfolio**	**Amount**	**% of total portfolio**
10 largest customers	992,452	31.35%	903,622	28.17%
50 following largest customers	150,838	4.76%	78,836	2.46%
100 following largest customers	20,794	0.66%	19,671	0.61%
Rest of customers	2,001,932	63.23%	2,205,854	68.76%
Total	**3,166,016**	**100%**	**3,207,983**	**100%**

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08 2004
PRICE WATERHOUSE & CO. S.R.L.

(Partner)

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Breakdown of financing according to maturity dates
For the period ended September 30, 2004
(In thousands of pesos)

SCHEDULE D

Item	Past due portfolio	Remaining term to maturity						
		1 month	3 months	6 months	12 months	24 months	more than 24 months	Total
Non-financial public sector	6,659	8,237	2,319	10,554	26,344	32,030	738,848	824,991
Financial sector	-	41,135	20,125	-	-	-	-	61,260
Non-financial private sector and residents abroad	48,117	106,081	174,782	53,544	80,572	158,151	1,658,518	2,279,765
Total	54,776	155,453	197,226	64,098	106,916	190,181	2,397,366	3,166,016

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08 2004
PRICE WATERHOUSE & CO. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Breakdown of Investments in Other Companies
For the period ended September 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

SCHEDULE E

Item		Shares and/or units						Information on the issuer				
									Data on latest fin. Statements			
Description	Class	Face value per unit	Votes per share	Number	Amount at 9/30/2004	Amount at 9/30/2003	Principal line of business	End of period/year	Capital Stock	Shareholders' Equity	Result for the period/year
- In Financial Institutions, supplementary and authorized activities											
Controlled - Argentina											
- BACS Banco de Crédito y Securitización S.A.	ordinary	1	1	43,750,000	78,238	73,075	Banking	9/30/2004	62,500	107,889	10,828
- BHN Sociedad de Inversión S.A.	ordinary	1	1	17,999,920	41,468	31,305	Investment	6/30/2004	18,000	41,472	2,164
(*) - V.R.Tasaciones y Certificaciones S.A.	ordinary	1	1	200,000	-	-	Appraisals and certifications	12/31/2000	200	s/d	s/d
Subtotal controlled - Argentina					119,706	104,380					
- In other companies											
Controlled - Argentina											
- BHN Inmobiliaria S.A.	ordinary	1	1	1,899,880	3,138	2,764	Real estate broker	3/31/2004	1,900	3,138	(125)
Subtotal controlled - Argentina					3,138	2,764					
Non-controlled - Argentina											
(*) - BHN Vida S.A.	ordinary	1	1	120	-	-	Insurer	6/30/2004	5,112	6,517	905
(*) - BHN Seguros Generales S.A.	ordinary	1	1	120	-	-	Insurer	6/30/2004	5,112	7,215	870
(*) - BHN Seguros de Crédito Hipotecario S.A.	ordinary	1	1	120	-	-	Insurer	6/30/2004	12	106	-
- Mercado Abierto Electrónico S.A.	ordinary	1,200	1	1	4	4	Over-the-counter securities	9/30/2003	1,361	4,092	1,886
- ACH S.A.	ordinary	1	1	2,500	7	7	Electronic clearing of means of payment	12/31/2001	250	1,835	384
(*) - V.R. Particulares S.A.	ordinary	1	1	15,000	-	-	Condominium administration	12/31/2000	120	s/d	s/d
Subtotal Non-controlled - Argentina					11	11					
Non-controlled - foreign											
- Mortgage.com Inc.	s/d	s/d	s/d	3,137,173	-	91	Internet	9/30/2002	13,333	6,932	(184)
Subtotal non-controlled - foreign					-	91					
Total equity investments in other companies					122,855	107,246					

(*) PESO VALUE OF EQUITY INVESTMENTS

- BHN Vida S.A.	120
- BHN Seguros Generales S.A.	120
- BHN Seguros de Crédito Hipotecario S.A.	120
- V.R. Tasaciones y Certificaciones S.A.	1
- V.R. Particulares S.A.	1

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & CO. S.R.L.

(Partner)

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Bank premises and equipment and Miscellaneous Assets
For the period ended September 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

SCHEDULE F

Item	Net book value at beginning of period	Additions	Transfers	Deletions	Losses due to impairment of value	Depreciation for the period		Net book value at 9/30/2004	Net book value at 9/30/2003
						Useful life (years)	Amount		
BANK PREMISES AND EQUIPMENT									
- Real estate properties	84,908		(2,120)			50	1,358	81,430	85,379
- Furniture and facilities	6,378	141				10	1,289	5,230	6,788
- Machinery and equipment	1,566	196				5	535	1,227	1,750
- Computer equipment	2,562	1,899				3	1,733	2,728	3,021
- Sundry	193	29				5	64	158	147
Total	95,607	2,265	(2,120)				4,979	90,773	97,085
MISCELLANEOUS ASSETS									
- Construction in progress	0	5,464					-	5,464	-
- Works of art and collectors' items	195						-	195	195
- Leased assets	5,808					50	103	5,705	5,843
- Assets acquired through foreclosures	0	4,658		1,387			29	3,242	0
- Other miscellaneous assets	25,191		2,120	14,845		50	296	12,170	26,685
Total	31,194	10,122	2,120	16,232			428	26,776	32,723

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & CO. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Intangible Assets

For the period ended September 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

SCHEDULE G

Item	Net book value at beginning of year	Additions	Transfers	Deletions	Losses due to impairment of value	Amortization for the period		Net book value at 9/30/2004	Net book value at 9/30/2003
						Useful life (years)	Amount		
Organization and development expenses	1,969	4,066	-		-	3	315	5,720	1,984
Total	1,969	4,066	-	-	-		315	5,720	1,984

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & CO. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)


BANCO
HIPOTECARIO

Concentration of deposits

For the period ended September 30, 2004
in comparative format with the previous year

SCHEDULE H

Number of customers	2004		2003	
	Debt balance	% of total portfolio	Debt balance	% of total portfolio
10 largest customers	87,134	43.00%	47,145	42.61%
50 following largest customers	23,132	11.41%	6,297	5.69%
100 following largest customers	10,309	5.09%	5,404	4.88%
Rest of customers	82,080	40.50%	51,806	46.82%
Total	**202,655**	**100%**	**110,652**	**100%**

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated November 08, 2004
PRICE WATERHOUSE & CO. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Breakdown of deposits, other liabilities from financial transactions and subordinated negotiable obligations according to maturity dates

For the period ended September 30, 2004
(In thousands of pesos)

SCHEDULE I

Item	Remaining terms to maturity						Total
	1 month	3 months (*)	6 months (*)	12 months (*)	24 months (*)	More than 24 months (*)	
Deposits	183,063	16,877	2,710	5	-	-	202,655
- Time deposits	44,800	16,877	2,710	5	-	-	64,392
- Investment account	46,550	-		-			46,550
- Savings accounts	57,792	-	-	-	-	-	57,792
- Checking accounts	16,893	-	-	-	-	-	16,893
- Other deposits	17,028	-	-	-	-	-	17,028
Other liabilities for financial transactions	229,728	27,398	10,023	273,691	147,451	4,869,279	5,557,570
- Argentine Central Bank							
Others	3,192	4,238	6,295	26,115	34,088	2,139,063	2,212,991
- Banks and international entities							
Short-term facilities in pesos	-	-	993	193,863	59,650	-	254,506
Secured facilities in US dollars	-	-	1,062	20,856	20,856	104,239	147,013
Long-term facilities – Floating rate	-	161	-	-	-	17,955	18,116
Long-term facilities - Fixed rate	-	761	-	-	-	74,866	75,627
- Unsubordinated negotiable obligations							
EMTN Series III	2,592	-	-	-	-	-	2,592
GMTN Series I	47,592	-	-	-	-	-	47,592
GMTN Series IV	2,097	-	-	-	-	-	2,097
GMTN Series VI	2,780	-	-	-	-	-	2,780
GMTN Series XVI	41,254	-	-	-	-	-	41,254
GMTN Series XVII	3,560	-	-	-	-	-	3,560
GMTN Series XXII	896	-	-	-	-	-	896
GMTN Series XXIII	28,591	-	-	-	-	-	28,591
GMTN Series XXIV	24,913	-	-	-	-	-	24,913
GMTN Series XXV	26,250	-	-	-	-	-	26,250
Secured Bond denominated in US dollars	-	-	1,673	32,857	32,857	164,219	231,606
Long-term Bond denominated in US dollars	-	12,461	-	-	-	1,341,770	1,354,231
Long-term Bond denominated in euros	-	9,777	-	-	-	1,027,167	1,036,944
- Others							
Others	46,011	-	-	-	-	-	46,011
TOTAL	412,791	44,275	12,733	273,696	147,451	4,869,279	5,760,225

(*) These balances are disclosed in accordance with contract clauses.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & CO. S.R.L.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

BANCO HIPOTECARIO

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Allowances and provisions

For the period ended September 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

SCHEDULE J

Breakdown	Opening balances	Increases in uniform currency	Decreases in uniform currency		Balances at 9.30.04	Balances at 9.30.03
			Reversals	Allocations		
Allowances						
Loans						
- For uncollectibility risk and loss of value (a)	419,608	-	-	112,879	306,729	458,194
Other receivables from financial transactions						
- For uncollectibility risk and loss of value (b)	30,129	13,306	-	-	43,435	27,999
Miscellaneous receivables						
- For uncollectibility risk and loss of value (c)	21,433	7,784	-	969	28,248	33,613
Total	471,170	21,090	-	113,848	378,412	519,806
Provisions						
- Other contingencies (d)	287,279	63,966	-	106,971	244,274	175,353
- Contingent liabilities (e)	-	-	-	-	-	50
Total	287,279	63,966	-	106,971	244,274	175,403

(A) FOR UNCOLLECTIBILITY RISKS OF LOANS: STEMS FROM THE ANALYSIS COVERING UNCOLLECTIBILITY RISKS OF THE LOAN PORTFOLIO PERFORMED BY THE BANK, WHICH CONSIDERS THE REGULATIONS LAID DOWN BY THE ARGENTINE CENTRAL BANK AND ESTIMATES FOR THE PERIOD, AS MENTIONED IN NOTES 12 AND 13.
(B) FOR UNCOLLECTIBILITY RISKS OF OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS: REFLECTS THE POTENTIAL UNCOLLECTIBILITY OF MORTGAGE LOANS TRANSFERRED IN TRUST, BUT NOT YET SECURITIZED.
C) FOR UNCOLLECTIBILITY RISKS OF MISCELLANEOUS RECEIVABLES: SET UP TO COVER ANY POSSIBLE UNCOLLECTIBILITY OF MISCELLANEOUS RECEIVABLES.
(D) FOR OTHER CONTINGENCIES: THIS PROVISION WAS SET UP TO COVER CONTINGENCIES INVOLVING LAWSUITS, ATTORNEYS' FEES AND CERTAIN EXPENSES RELATED TO THE ADMINISTRATIVE RESTRUCTURING UNDERTAKEN BY THE BANK, AND POSSIBLE CONTINGENCIES ARISING FROM THE APPRECIATION IN THE VALUE OF THE SHARES –STAR- (SEE NOTE 1). IN ADDITION, THE BALANCE AT SEPTEMBER 30, 2004 AND 2003 INCLUDES THE RESERVES FOR PENDING INSURANCE CLAIMS, AS ESTABLISHED BY NATIONAL INSURANCE SUPERINTENDENCY REGULATIONS.
(E) FOR CONTINGENT LIABILITIES: THIS BALANCE INCLUDES THE UNCOLLECTIBILITY RISK STEMMING FROM THE EVALUATION OF BENEFICIARIES' PERFORMANCE OF OUTSTANDING COMMITMENTS.

Guillermo C. Martínz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & CO. S.R.L.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

BANCO HIPOTECARIO

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Capital status

For the period ended September 30, 2004
(In thousands of pesos)

SCHEDULE K

STOCK			CAPITAL STOCK					
			Issued					
Class	Number	Votes per share	Outstanding	Treasury Stock	Pending issuance or distribution	Allotted	Paid-in	Not yet paid-in
Ordinary								
Book-entry shares	150,000,000	(1)	1,500,000 (2)	-	-	-	1,500,000	-
Total			**1,500,000**	**-**	**-**	**-**	**1,500,000**	**-**

- See Note 9 to the financial statements.
- See Note 38 to the financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & CO. S.R.L.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Foreign Currency Balances

For the period ended September 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

SCHEDULE L

CAPTIONS	Head office and branches in Argentina	Total at 9/30/04	Total for the period (by currency)		Total at 9/30/03
			US$	EUROS	
ASSETS					
Cash and cash resources	493,634	493,634	484,492	9,142	264,280
Government and corporate securities	269,005	269,005	269,005	-	927,441
Loans	40,053	40,053	40,053	-	24,447
Other receivables for financial transactions	3,603,105	3,603,105	2,954,135	648,970	2,663,583
Equity investments in other companies	-	-	-	-	91
Miscellaneous receivables	590,186	590,186	589,273	913	272,905
Unallocated items	1	1	1	-	5
Total	**4,995,984**	**4,995,984**	**4,336,959**	**659,025**	**4,152,752**
LIABILITIES					
Deposits	7,894	7,894	7,894	-	145
Other liabilities from financial transactions	3,944,197	3,944,197	2,847,954	1,096,243	3,841,682
Miscellaneous liabilities	928	928	927	1	627
Total	**3,953,019**	**3,953,019**	**2,856,775**	**1,096,244**	**3,842,454**
MEMORANDUM ACCOUNTS					
DEBIT (Except for contra items)	**448,784**	**448,784**	**78,401**	**370,383**	**28,752**
Contingencies	74,903	74,903	74,903	-	24,604
Control	3,551	3,551	3,498	53	4,148
Derivatives	370,330	370,330	-	370,330	-
CREDIT (Except for contra items)					
Contingencies	**761,638**	**761,638**	**761,638**	-	-
	761,638	761,638	761,638	-	-

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & CO. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Financial Assistance to Related Parties

For the period ended September 30, 2004
In comparative format with the same period of the previous year
(In thousands of pesos)

SCHEDULE N

Item / Situation	Normal	Potential risk / inadequate performance	With problems / deficient performance		High risk of insolvency / difficult collection		Uncollectible	Uncollectible for technical reasons	Total	
			Not yet due	Past due	Not yet due	Past due			9.30.04	9.30.03
1. Loans										
- Mortgage and pledge loans	218	-	-	-	-	-	60	-	278	1,166
With "B" preferred collateral and counter-guarantees	218	-	-	-	-	-	60	-	278	1,166
2. Equity investments in other companies	122,844	-	-	-	-	-	-	-	122,844	107,144
Total	123,062	-	-	-	-	-	60	-	123,122	108,310
Allowances	2	-	-	-	-	-	60	-	62	217

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & CO. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Notes to the Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

1 – COMPREHENSIVE FINANCIAL DEBT RESTRUCTURING PLAN

In view of the significant adverse changes that took place in 2002 in Argentina (Note 2) and their impact on the financial system, on August 15, 2002 the Board of Directors of the Bank resolved to start a restructuring of its debt corresponding to principal on: i) negotiable obligations issued abroad for approximately $ 2,849,254 thousand and ii) loans received from foreign banks and entities for approximately $ 889,551 thousand, both balances at December 31, 2003.

On the basis of that restructuring and with the intention to give an equitable treatment to the various creditors involved, the Bank decided to postpone the servicing of the principal, interest and any other item in connection with the debt concerned from August 16, 2002 to the date of the successful restructuring of the debt. This situation was informed to the Argentine Central Bank, the National Securities Commission and the Buenos Aires Stock Exchange on August 16, 2002.

Finally, on August 14, 2003, the Bank launched an Offering involving all its series of negotiable obligations which consists in general terms of:

Offering holders of negotiable obligations the possibility of exchanging their existing holdings denominated in dollars or euros for new negotiable obligations in dollars or euros, respectively, for the same face value and falling due in 2013 ("Offering at par").

Through the Offering at par the Bank offers to exchange existing negotiable obligations for: i) long-term negotiable obligations for a face value of 90% of the notes presented, plus ii) long-term negotiable obligations for a face value of 10% of the face value of the notes presented, if such presentation is made prior to September 15, 2003, plus iii) cash as compensation for unpaid interest between August 16, 2002 and September 15, 2003.

Those holders of negotiable obligations which participate in the Offering at par may participate in the second Offering, which will be made at the same time. In this second offering holders may opt for a payment option in cash ("Offering in cash") or an option to receive new secured negotiable obligations and for a shorter term ("Offering of Secured Negotiable Obligations").

Through the Offering in cash, the Bank offers to exchange the long-term negotiable obligations received under the Offering at par for a cash amount equal to 45% of the face value of those notes plus a payment in cash for unpaid interest.

Through the Offering of Secured Negotiable Obligations, the Bank offers to exchange long-term negotiable obligations received under the Offering at par for new negotiable obligations secured by a trust

for a face value equivalent to 70% of the face value of the notes received under the Offering at par, plus a cash payment for unpaid interest. The security consists of creating a trust that is composed of BODENs and secured loans for at least 110% of the nominal amount of the new secured negotiable obligations to be issued. The negotiable obligations also give the right to receive a contingent payment to cover the appreciation in the value of the shares in the Bank (StARS). The StARS may be paid in cash, in class D shares or through a combination of the two items only on the due date of the secured negotiable obligations and according to the method of valuation envisaged in the Offering. The StARS cannot be separated from the secured negotiable obligations (Note 8.15.).

The Bank also invited creditors of its debt subject to restructuring to execute an out-of-court reorganization plan if the offerings prove successful and more than 75% of the Bank's creditors (including the condition that the plan is to be approved by at least 66.6% of each class of creditors affected) agree to execute that plan. Furthermore, the Bank will request its approval and signing by the courts.

The Offering presented, the request for modification of certain legal provisions of the existing negotiable obligations, the request for approval of the out-of-court reorganization plan, and the restructuring of the bank debt (in terms substantially equal to the offering made to the holders of notes) form part of the comprehensive restructuring plan implemented by the Bank. (See Note 43).

The Offering was subject to certain limitations and various conditions, including the amount available for Offerings in cash and the amount of the new secured obligations to be issued. The Bank will earmark up to US$60,000 thousand to the Offering in cash and issue new secured negotiable obligations for up to US$300,000. Bank creditors may also participate in the Offering in cash and the Offering of secured negotiable obligations.

The Offering was also subject to the restructuring of the bank debt (with a participation of at least 90%) and to the obtaining of a participation of at least 90% of the existing negotiable obligations.

The new negotiable obligations would not be registered in the United States of America.

On December 29, 2003 the term for receiving exchange offers expired, the Bank accepting all existing validly offered securities in view of compliance with the conditions for the Bank's exchange offers and the simultaneous restructuring of all its outstanding debt with bank creditors. On January 14, 2004, this debt was settled.

The total final principal on validly offered securities existing at December 29, 2003 was Ps, 2,662,242 thousand, representing approximately 93% of the total principal on the outstanding securities existing at that date. Of the final amounts validly offered, approximately 77% (Ps. 2,060,861 thousand) opted to

receive long-term securities, approximately 7% (Ps. 168,054 thousand), cash and approximately 16% (Ps. 433,325 thousand), guaranteed securities.

Of a total principal amount of Ps. 889,551 thousand on the bank debt existing at December 29, 2003, 100% participated in its simultaneous restructuring. Of the participating amounts, approximately 20% (Ps. 187.403 thousand) opted to receive long-term loans, approximately 10% (Ps. 98,354 thousand), cash and approximately 70% (Ps. 607,956 thousand), secured loans. The following table shows the amounts and percentages of the existing securities validly offered for exchange by series:

Existing US dollar-denominated securities

Series	Description	Total outstanding principal amount	Total principal amount offered	Percentage of outstanding amount offered
Series I	Securities at 10% due April 17, 2003	US$ 297,460,000	US$ 282,459,000	95,0%
Series III	Securities at 10,625% due August 7, 2006	US$ 13,108,000	US$ 12,371,000	94,4%
Series IV	Securities at 13% due December 3, 2008	US$ 4,810,000	US$ 3,900,000	81,1%
Series VI	Securities at 12,25% due March 15, 2002	US$ 7,598,000	US$ 6,756,000	88,9%
Series XVI	Securities at 12,625% due February 17, 2003	US$ 125,000,000	US$ 113,729,000	91,0%
Series XXIV	Securities at 9% due March 15, 2005	US$ 114,311,750	US$ 105,744,950	92.5%
	Total	**US$ 562,287,750**	**US$ 524,959,950**	**93,4%**

Existing euro-denominated securities

Series	Description	Total outstanding	Total principal	Percentage of outstanding

Notes to the Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

		principal amount	amount offered	amount offered
Series XVII	Securities at 9% due March 27, 2002	€ 1,815,000	€ 1,079,000	59,4%
Series XXII	Securities at 8,75% due October 18, 2002	€ 3,713,000	€ 3,471,000	93,5%
Series XXIII	Securities at 10,75% due February 6, 2004	€ 150,000,000	€ 137,702,000	91,8%
Series XXV	Securities at 8% due June 15, 2005	€ 170,829,200	€ 163,020,530	95,4%
	Total	**€ 326,357,200**	**€ 305,272,530**	**93,5%**

The amounts in the preceding tables include US$ 29,342 thousand, equivalent to Ps. 86,061 thousand, corresponding to total principal on existing securities held by the Bank.

US dollar-denominated bank debt

Facility	Total outstanding principal amount	Total principal amount offered	Percentage of outstanding amount offered
IFC loan	US$ 25,000,000	US$ 25,000,000	100%
USCP loan	US$ 102,500,000	US$102,500,000	100%
OPIC loan	US$ 81,736,187	US$ 81,736,187	100%
Derivatives	US$ 10,106,316	US$ 10,106,316	100%
Total	**US$ 219,342,503**	**US$ 219,342,503**	**100%**

Peso-denominated bank debt

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

Facility	Total outstanding principal amount	Total principal amount offered	Percentage of outstanding amount offered
Syndicated loan	$ 105,000,000	$ 105,000,000	100%
Citibank facility plan	$ 120,028,503	$120,028,503	100%
Derivatives	$ 21,191,004	$ 21,191,004	100%
Total	**$ 246,219,507**	**$ 246,219,507**	**100%**

On January 14, 2004, the Bank delivered the following total amounts in new securities and cash in exchange for existing validly offered securities.

<u>New securities</u>

Description	CUSIP	ISIN	Principal amount
US dollar-denominated securities due 2013	P1330H AZ 7	USP1330HAZ75	US$ 410,904,357
Euro- denominated securities due 2013	-	XS0175068971	€ 256,217,734
Guaranteed securities due 2010	P1330H BA 1	USP1330HBA 16	US$ 107,940,529

Notes to the Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

New bank debt

Description	Due date	Principal amount
Secured facility in pesos	2010	$ 214,173,726
Secured facility in US dollars	2010	US$ 86,333,149
Long-term facility in US dollars at a fixed rate	2013	US$ 50,315,764
Long-term facility in US dollars at floating rates	2013	US$ 13,578,941

Payments in cash

Description	Amounts in US dollars	Amounts in euros
Payments for the purchase offer	US$ 30,935,637,90	€ 8,746,155,57
Payments made in substitution for accrued and unpaid interest	US$ 34,182,964,99	€ 11,497,458,11

In addition to the payments made in relation to the purchase offer in cash, on the settlement date, the Bank made two payments in substitution for accrued and unpaid interest. The first payment corresponds to interest that existing securities would have accrued from August 16, 2002 to September 15, 2003 at an annual rate of 3%. The second payment corresponds to interest that the new securities would have accrued from September 15, 2003 to the settlement date, considering the new securities to have been issued on September 15, 2003. That interest has been calculated at rates applicable to the new securities, as described in the offering circular and the pricing supplement relating to those offerings issued by the Bank on December 8, 2003.

Based on the final validly offered amounts, and on the simultaneous restructuring of the Bank's existing bank debt, no pro ration factor has been applied to the cash or secured debt options.

At December 31, 2003, the Bank had recorded i) the positive impact of the reductions in principal amounts in the "Gain on restructuring of negotiable obligations" and "Gain on restructuring of financial loans" lines, for Ps. 231,998 thousand and Ps. 254,404 thousand, respectively, under the Financial Income caption, ii) the lower interest for Ps. 209,280 thousand accrued in fiscal 2003, adjusting the Financial Expenses caption, iii) the lower interest for Ps. 88,016 thousand accrued in fiscal 2002, in the Miscellaneous Profits caption, and iv) set up a

Notes to the Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

provision for Ps. 59,271 thousand for the Stock Appreciation Right ("StARS") covenant included in the negotiable obligation and mid-term secured facilities issue indenture.

In view of the commitments undertaken, a trust has been created under Argentine law through a Trust Agreement entered into by and between the Bank and ABN AMRO Bank NV, Argentine Branch, the Bank transferring as trustor BODEN 2012 and loans secured by the National Government on December 24, 2003. The Trust shall keep those assets for the benefit of the holders of guaranteed debt securities and guaranteed financial debt. The only purpose of the Trust is to secure interest payments and repayment of principal due on the restructured guaranteed financial debt, and its assets shall consist exclusively of BODEN, securities guaranteed by the government and their proceeds.

After January 14, 2004, the exchange transaction settlement date, the Bank continued to exchange negotiable obligations with holders adhering to the offering late. At September 30, 2004, the face value of the obligations exchanged amounted to US$ 5,402 thousand and Euro 8,268 thousand.

At the date of these financial statements for interim periods, the Bank had honored the first Secured Debt amortization installment that expired on August 3, 2004.

2 - ECONOMIC AND SOCIAL SITUATION PREVAILING IN ARGENTINA

During 2003 and the first nine months of 2004, a remarkable improvement was recorded by the Argentine economy, which put an end to the economic recession that had started in the second half of 1998, and worsened at the end of 2001 and the first half of 2002, certain economic indicators having shown signs of recovery, though still at low levels. Also, interest rates have fallen and the foreign exchange market has stabilized. The financial system has gradually recovered its liquidity levels, recording an increase in deposits and in certain types of borrowing.

In spite of the change in the economic trends mentioned above, a situation characterized by high levels of unemployment and a major external public and private debt burden as well as country risk indicators far above normal average recorded by developing countries still persists. The National Government's ability to meet its obligations continues to be impaired.

On November 1, 2004, the Argentine Government submitted to the US Securities and Exchange Commission the proposal for the restructuring of the financial debt to be able to overcome default declared in 2002.

This restructuring will be essential to reduce uncertainty as to the fiscal outlook over the next few years.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated November 08, 2004
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

On January 6, 2002, the Government enacted Law 25561 (Law on public emergency and exchange system reform) that involved profound changes to the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. Subsequently, the Government announced new economic policies which were implemented through various legal regulations that significantly affected the banking business and the exchange system. At the date of issue of these quarterly financial statements, some of these measures had not yet been issued or put in force by government and control authorities. Furthermore, changes in the economic situation led to the Government continuing to issue resolutions which regulate and modify the above-mentioned measures.

Listed below are some of the main measures adopted by the Government, which impacted on the banking operations and particularly on this Bank.

Exchange system

By Decree 260 (Exchange Regime) as from February 11, 2002 a single free exchange market system was established, through which all transactions involving the exchange of currency are to be traded at a rate of exchange to be freely agreed, observing the requirements to be laid down by the Argentine Central Bank. Communication "A" 3471, complementary regulations and amendments established the necessary regulations for that market.

Through Press Release No. 48091, the Argentine Central Bank has published exchange regulations in force at October 31, 2004.

Loans in foreign currency

Under the terms of Law 25561, Decree 214 and complementary rules and amendments, loans in US dollars or any other foreign currency granted by the Argentine financial system were converted into pesos according to the following guidelines: (i) loans to the non-financial private sector, at the exchange rate of $ 1 per US dollar or its equivalent in any other foreign currency; (ii) to the non-financial public sector, at the exchange rate of $ 1.40 per US dollar or its equivalent in any other foreign currency and (iii) to the financial sector, at the exchange rate of $ 1.40 per US dollar or its equivalent in any other foreign currency. As from February 3, 2002, those measures contemplated the application of the reference stabilization index (CER), which tends to reflect the fluctuations in the consumer price index, to the loans granted to the non-financial private sector and to the non-financial public sector and a reduced interest rate, depending on the type of operation.

Decree 762/02 and Law 25713 of the National Executive Branch amended the regulations mentioned in the preceding paragraph excluding from the application of the CER those loans granted to individuals by financial institutions, as follows: (i) secured by mortgages on sole family dwellings of debtors, originally agreed for up to US$ 250,000 or any other foreign currency and converted into pesos, (ii) consumer loans originally agreed for up

to twelve thousand US dollars or any other foreign currency and converted into pesos, and (iii) pledge consumer loans originally agreed for up to thirty thousand US dollars or any other foreign currency and converted into pesos. As from October 1, 2002, those loans are adjusted by applying an adjustment salary variation index (CVS), to be published by the National Statistics and Census Institute (INDEC).

Law 25796 established the elimination of the application of the CVS as from April 1, 2004.

Deposits in foreign currency

Law 25561 and Decree 214/02 established that all deposits in U.S. dollars or other foreign currencies in the financial system will be converted to Ps. at the exchange rate of $ 1.4 per US$ 1 or its equivalent in such other currency. These norms also require financial institutions to return such deposits in pesos. A reference stabilization index (CER) and a minimum interest rate will be applied to these deposits.

Executive Branch Decrees 905/02, 1836/02 and 2167/02 granted owners of deposits the possibility of opting to exchange those deposits for foreign and peso denominated government securities, the Argentine Central Bank granting advances to financial institutions for them to be able to meet exchange costs.

Lastly, by Decree 739/03 the Executive Branch authorized holders of deposits originally set up in US dollars and subsequently pesified to request total or partial settlement of their deposits or certificates from financial entities based on a schedule established according to the original amount of the deposit.

Reorganization and bankruptcy proceedings

On February 14, 2002, Law 25563 on reorganization and bankruptcy proceedings was enacted, which declared a production and credit emergency generated by the crisis affecting Argentina, to last until December 10, 2003.

On May 15, 2002, the National Congress passed Law 25589, which amended the Bankruptcy Law, the main points of which are as follows:

- Reinstatement of the mechanism established by Section 48 of Law 24522, which allows creditors to acquire the share package of the debtor company, setting the conditions for preventing assets from being undervalued.
- Other variables, such as the brand and the positioning on the market, have been established to determine the value of companies, in addition to the financial statements.
- The term for the foreclosure of guarantees has been suspended for 180 calendar days, as from the effective date of the above-mentioned law.
- The exclusivity period for debtors to make creditors offers has been reduced from 180 days, under the previous law to 90-120 days.

- Judges may revoke approval of the reorganization plan if they consider it to be grossly unfair for any of the parties.
- Out-of-court reorganization plan: defaulting debtors or debtors undergoing general economic and financial difficulties may agree on an out-of-court reorganization plan with their creditors, subject to approval by the court. Upon approval of this reorganization plan all legal actions against the debtor will be suspended. The approved plan will have effects for all creditors.

Mortgage refinancing system (Note 8)

On November 6, 2003, Law 25798, regulated by Decree No. 1284/03, established:

- The creation of a system for the refinancing of mortgage loans stipulating that a state trust fund will assume the obligations of debtors who have borrowed up to Ps. 100,000 for any purpose, secured by sole and permanent family housing, in arrears between January 1, 2001 and September 11, 2003.

- The creation of a restructuring unit for the purpose of analyzing loans that are eligible under the terms of this law, except for arrears, and which have been arranged prior to the application of the convertibility of the Austral established by Law 23928.

Preventive measures

As a result of the measures adopted by the Argentine Government, a significant number of claims against the National State and financial institutions were filed before the courts, requesting that deposits be returned in the currency in which they were originally made, as the measures were in breach of constitutional rights. At the date of these financial statements, the final outcome and the amount of those claims were still unknown.

On October 26, 2004, the Supreme Court of Justice of the Nation ruled on a case that claimed reimbursement of a deposit in its original currency, confirming with the votes of five of its members the conversion to pesos of deposits at $1.40 per US dollar, adjusted by applying the CER.

Conversion of provincial public debt

By Decree 1579/02, the Executive Branch established that the Trust Fund for Provincial Development was to assume the provincial debts instrumented in the form of Government Securities, Treasury Bills or Loans. This Fund, through Banco de la Nación Argentina, in its capacity as trustee, was to issue Secured Bonds to offer them as payment of the debt held by the provinces with banks and financial institutions.

Financial System Restructuring Unit

Notes to the Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

On May 22, 2003, the Executive Branch issued Decree No. 1262 creating the Financial System Restructuring Unit (Unidad de Reestructuración del Sistema Financiero), which has been designed to define the strategy for the restructuring of the financial system. At the date of these financial statements, the Bank has complied with the requirements of that Unit.

Financial Regulation and Oversight Coordination Cabinet

Executive Branch Decree 476 dated April 20, 2004 established the creation of the Financial Regulation and Oversight Coordination Cabinet, the purpose of which will be to preserve the financial system stability, enhance financial intermediation and protect the users of financial services.
The impact generated by these circumstances on the Bank's balance sheet and financial position as of September 30, 2004 was recognized in accordance with BCRA regulations and on the basis of estimates made by the Bank's Management. At the date of issue of these financial statements for interim periods, it is not possible to foresee the future development of the economic situation and its effect on the Bank's economic and financial position. Therefore, these financial statements should be read in the light of these circumstances.

3 – COMPENSATION GRANTED BY THE NATIONAL GOVERNMENT TO FINANCIAL INSTITUTIONS

3.1. ASYMMETRIC PESIFICATION

Through Decree 905, the Government established the issuance of "National Government Compensating Bonds" to compensate financial institutions for the negative effects on their assets of the conversion into pesos at different exchange rates of receivables and obligations denominated in foreign currency, as provided for by Law 25561, Decree 214 and its amendments and complementary rules, and to cover the negative difference between assets and liabilities denominated in foreign currency arising from their conversion into pesos, as established by the above-mentioned regulations.

The Executive Branch also empowered the Argentine Central Bank to determine the procedure for compensating each financial institution. This procedure has been regulated by Communications "A" 3650, "A" 3721 and "B" 7564 and complementary rules and amendments issued by that Governing Entity.

Through Communication "A" 4074, the BCRA made changes to the information required under the terms of Communication "A" 3825, in order to contemplate the effects of the reimbursement of excess amounts arising from the conversion into pesos laid down by Communication "A" 4043.

On February 19, 2004, the Bank received from the BCRA letter 316/21/04 containing observations on the calculation of the compensation made by the Bank.

Notes to the Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

On March 3, 2004, Banco Hipotecario S.A. issued a resolution approving the rectification of the information required by the BCRA, which was communicated to that Regulatory Entity on March 4, 2004. The final calculation was presented on March 22, 2004.

On July 23, 2004, the Bank submitted to the Central Bank the information required under Communication "A" 4122, which included recommendations made by the Ministry of Economy.

On August 17, 2004, by means of Letter 316/95/04, the BCRA informed the Bank that in the submission mentioned in the preceding paragraph there were discrepancies in the calculation of compensation on Financial Trust Participation Certificates and Forward Purchases under other swap transactions.

On September 21, 2004, the Bank filed a motion for the reversal of the administrative resolution by the BCRA and an appeal before a higher administrative authority in the alternative, on which no decision has been made so far. The Bank also made minor adjustments to the information submitted on July 23, 2004.

Notwithstanding the motion filed and following a prudent criterion, the Bank decided to carry provisions for Ps. 30,000 thousand under liabilities, which would cover approximately 50% of the alleged miscalculation of the compensation.

Consequently, the Bank complied with the reporting requirements established by Sections 28 and 29 of Decree 905 - Compensation to financial institutions, applying for such purpose the regulations in force and particular criteria, exercising the following options:

- National Government Compensating Bond in US dollars, due 2012 (Section 29, subsection b, c and d): compensating bond - difference between assets and liabilities converted into pesos at $ 1.00, for the exchange rate difference of $ 0.40, converted into pesos at the $ 1.40 =US$ 1 rate: US$ 380,989.9 thousand.
- National Government Hedge Bond in US dollars, due 2012 (Section 29, subsection e). Hedge Bond - difference between assets and liabilities in US dollars, net of the compensating bond: US$ 812,531.1 thousand.

In September 2002 the Argentine Central Bank credited US$ 344,050 thousand in BODEN 2012, no bonds having been issued for the difference in the compensation amount requested.

For purposes of these financial statements, i) BODEN 2012 bonds credited by the Argentine Central Bank have been recorded in Government and Corporate Securities - Holdings in investment accounts, ii) the amount in respect of the right to collect the compensating and hedge bonds has been recorded in Other Receivables from financial Transactions - Compensation to be received from the National Government - In foreign currency, iii)

bonds delivered as collateral for Negotiable Obligations and secured facilities to banks in Miscellaneous Receivables – Guarantee Deposits, and iv) the amount of the obligation to be assumed as a counterpart for the Hedge Bond, in Other liabilities from financial transactions - Argentine Central Bank - Others.

As a result of the foreign currency denominated financial debt restructuring process and the fact that the Government has not yet concluded the compensation process for the asymmetric pesification established by Decree 905/02, the Bank's computation of the overall net foreign currency position is temporarily mismatched. This has already been communicated to the Central Bank.

3.2. ASYMMETRIC INDEXATION

Law 25796, regulated by Decree 117/04, established a mechanism for compensating financial institutions for the effects generated by the application of the Salary Variation Index (CVS) to some of their assets, and the Reference Stabilization Index (CER), to some of their liabilities.

The amount to be compensated will arise from the loan portfolio encompassed by Decree 762/02 and Law 25713, by average duration and financial institution, net of allowances and a recollectibility factor that is set at 5% of that portfolio. The amount to be compensated will arise from considering, on a financial institution basis as mentioned above, the difference between the variation in the Reference Stabilization Index (CER) plus a 2% rate and the variation in the Salary Variation Index, if applicable to the related period, plus the applicable rate under current regulations.

If that difference is positive, the National State shall place the bonds for the financial institutions at a technical value equal to that difference. If the difference is negative, financial institutions will be required to return to the National State the "National Government Bonds in pesos at variable rates due 2013" in the amount of that difference.

Article 12 of Decree 117/04 establishes that the mechanism for compensation described above will also apply to loan portfolios that have been originated by financial institutions and then transferred to trusts until January 31, 2002, in which case the mechanism shall apply to financial institutions which hold at that date debt securities or trust participation certificates for up to the amount of the portfolio originated and transferred.

Bearing the above rules in mind, in the fiscal year ended December 31, 2003, the Bank decided to record under "Other receivables for financial transactions" Ps, 49,642 thousand for its own portfolio and Ps. 32,003 thousand for loans transferred in trust. Following a conservative criterion, these amounts have been estimated on the basis of the adjustments to the compensation for fiscal 2004, applying the CER and CVS expected for such period.

BCRA Communication "A" 4114 established that financial institutions were to confirm their adherence to the compensation regime implemented by April 30, which included uncertain aspects regarding the compensation

calculation method, particularly the method for calculating the weighted average life (point 1.a.d.) and the scope of the hypothesis foreseen in Article 4, paragraph 1 of Annex II to Decree 117/04.

In view of the uncertainty generated by the regulations issued, on April 22, 2004 the various associations grouping financial institutions sent letters to the Ministry of Economy and the BCRA requesting them to clarify the procedure to be used by the Government to calculate that compensation, indicating the need to have the calculation method available and to know how the date of termination of the compensation is to be determined, as established by article 4 of Annex II to Decree 114/04. These elements are necessary to evaluate whether it is advisable for the Bank to adhere to this regime or not.

On April 29, 2004, the BCRA issued Communication "A" 4131 establishing an extension of the deadline for adhering to the regime laid down by Communication "A" 4114 for 15 calendar days as from the date on which the Ministry of Economy and Production answers the consultations made by the associations grouping financial institutions in the letter dated April 22, 2004.

Lastly, on May 3, 2004, Ministry of Economy and Production Resolution No. 302/04 was published in the Official Gazette, approving the method to be used by the Finance Secretariat for calculating the amount of "peso-denominated National Government Bonds accruing interest at variable rates and due 2013" to be delivered to financial institutions adhering to the Compensation regime created by Law 25796.

On May 18, 2004, the Bank submitted letter No. 194 informing the Central Bank that it will not adhere to this regime, and stating its wish to be compensated for the negative effects on its equity derived from application of the CVS to certain assets converted into pesos and from the unequal application of the CER to certain liabilities, and expressly reserving its right to seek relief.

In view of the uncertainty and lack of precision regarding the regulation of policies for compensating financial institutions established by the Argentine Government, and their possible impact on the Bank's balance sheet, in the current period and after the restructuring of its financial debt, the Bank implemented a policy for reducing the uncertainty related to its exposure to the Public Sector generated by the adverse economic situation that took place at the end of 2001. To this end, the Bank has reversed the amount of Ps. 51,645 thousand charged to Miscellaneous Losses for the rights laid down by Law 25796, and allowances for Ps. 30,000 thousand it had previously recorded. Notwithstanding this, the Bank has recorded the effects of the compensation for asymmetric pesification as a positive contingency in memorandum accounts, and reserved its rights to receive compensation for the losses generated by application of general regulations, as a result of which it has applied the Salary Variation index (CVS) to certain assets and the Reference Stabilization Index (CER) to certain liabilities, as well as any other compensation that may arise.

3.3. REIMBURSEMENTS FOR EXCESS OF NON-CONVERTED BALANCES

Notes to the Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

On January 5, 2004, the Bank complied with the reporting requirement established by Communication "A" 4043 and complementary rules, whereby the BCRA resolved to reimburse, or where applicable, request financial institutions to reimburse it for overstatements (understatements) in converted balances and adjustment of non-converted balances of current accounts in foreign currency opened with the BCRA and the "Minimum Liquidity Requirements" account opened with Deutsche Bank NY, as established by Decree 214/02 and complementary rules.

The Bank had previously requested Ps. 5,189 thousand for that item, which were deposited by the BCRA on March 24, 2004, plus accrued interest.

4. REHABILITATION AND REGULARIZATION PLAN

Through resolution No. 213/02, the Board of Directors of the Argentine Central Bank requested Banco Hipotecario Sociedad Anónima to submit a Rehabilitation and Regularization plan, pursuant to article 34 of Law 21526 on Financial Institutions, as amended. This plan should contemplate adopting the necessary measures to restore the liquidity position of the Bank.

On April 17, 2002, the Bank submitted that Rehabilitation and Regularization plan to the Argentine Central Bank.

On August 21, 2002, new financial projections and complementary information were submitted to the Argentine Central Bank, which contemplated changes in the economic context subsequent to April 17, 2002; the variation between actual balances and balances projected as of May 31, 2002; the status of the refinancing of the debts that fell due in 2002; the status of the liabilities renegotiation during the second semester of 2002(debt restructuring), a summary of modified financial projections and the recovery of the amounts due to the Argentine Central Bank, as required by the whereas clause No. 9 of Resolution No. 213/02 issued by the Board of Directors of that Entity.

Through Resolution No. 227 dated May 29, 2003, the Board of Directors of the Argentine Central Bank requested from Banco Hipotecario S.A. the reformulation of the current Rehabilitation and Regularization Plan in order for the latter to contemplate the adequacy of the liquidity projections and to take the necessary steps to safeguard its solvency.

On June 18, 2003, the Bank submitted to the Argentine Central Bank the reformulation requested by the latter, stating the following points: i) progress in the negotiations for the restructuring of the external debt, ii) petitions for authorization to repay the assistance through the delivery of BODEN 2012 received from mortgage debtors, iii) expense reduction plan, iv) adherence to the procedure established by Section 8 of Decree 739/03 for the repayment of that assistance, with the alternative foreseen in Section 3 of Decree 1262/03, and v) certain analyses of the financial statements at December 31, 2002.

Notes to the Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

By means of Resolution No. 269 of the Superintendent of Financial and Exchange Institutions, on October 27, 2004 the Regularization and Rehabilitation Plan submitted by the Bank as required under BCRA Board Resolutions Nos. 213/02 and 227/03 was deemed to have been duly fulfilled.

5. TREATMENT OF ASSISTANCE GRANTED BY THE BCRA

Executive Branch Decree 739/03 and BCRA Communication "A" 3941 established that financial institutions which so request it shall repay the rediscount and advance balances in force at the date of that Decree and granted within the framework of Section 17 of Law 24144 and its amendments, in no more than 70 installments.

Subsequently, the Executive Branch issued Decree 1262/03 establishing that the conditions for the amortization of rediscounts may be modified, and extended the maximum number of installments up to one hundred and twenty (120) installments, each of which shall be equivalent to a percentage not lower than 0.40% of the adjusted principal amount.

On September 11, 2003, reformulated on February 4, 2004, the Bank submitted to the BCRA a schedule for the repayment of its debt for rediscounts received from the Governing Entity, as prescribed by Section 3 of Decree No. 1262/03, as well as a transformation and reorganization plan to strengthen the Bank's efficiency and profitability.

This schedule has been prepared on the basis of the balances of rediscounts and advances granted by the BCRA at March 28, 2003, which at that date amounted to Ps. 391,101 thousand, delivering as collateral for the assistance granted secured loans which, considered at their technical value, maintain a margin not lower than 125%. In that submission, the Bank contemplates the settlement of its debt over a maximum term of 89 months counted as from March 31, 2004.

Through Resolution No. 3 dated February 5, 2004, the Unit for the Restructuring of the Financial System authorized the BCRA to modify the conditions for the amortization of the assistance established in Section 9, subsect. b) of Decree 739/03, which was adapted by the Bank according to the schedule mentioned in the preceding paragraph.

At the closing date of these financial statements for interim periods, the Bank had repaid principal and interest, according to that schedule (Note 7).

6. EXPOSURE TO THE PUBLIC SECTOR

The Bank carries in its financial statements assets with the Public Sector amounting to Ps. 4,548,420 thousand, according to the following detail:

Notes to the Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

a) Government securities for Ps. 489,004 thousand, of which Ps. 450,796 thousand correspond to new instruments not subject to restructuring issued by the National Government (BODEN 2012 Ps. 234,451 thousand, BODEN 2007 Ps. 20,465 thousand, BODEN 2008 Ps. 6,071 thousand, BOCON PRE 8 Ps. 1,965 thousand and BOGAR Ps. 187,844 thousand)
b) Loans secured by the National Government for Ps. 690,817 thousand, which originated from the exchange of government securities established by Decree 1387/01, accepted in repayment of non-performing mortgage loans acquired on the market. These loans have been recognized under the Loans caption.
c) Loans to the provincial and municipal public sectors for Ps. 134,175 thousand.
d) Rights to receive BODEN 2012 (hedge and compensating bonds) for Ps. 2,638,665 thousand, pursuant to Sections 28 and 29 of Decree 905/02.
e) Miscellaneous receivables for Ps. 595.759 thousand, corresponding to assets transferred to the trust as collateral for the bonds and secured facilities derived from the debt exchange, of which 8,450 thousand correspond to National Government Secured Loans and Ps. 528,360 thousand, to BODEN 2012, and BODEN 2012 deposited as collateral for the currency swap transaction for Ps. 58,949 thousand.

Furthermore, liabilities with the BCRA recorded at September 30, 2004 amount to Ps. 2,212,991 thousand, the related items being: i) refinanced advances and rediscounts to cover lack of liquidity for Ps. 399,731 thousand, included in the matching laid down by Decree 1262/02, and advances for Ps. 1,813,260 thousand to subscribe BODEN 2012, pursuant to Sections 28 and 29 of Decree 905/02.

As mentioned in Note 5, as established by Decree 1262/03, the Unit for the Restructuring of the Financial System authorized the BCRA to modify the conditions for the amortization of assistance granted according to the schedule presented. Through the procedure described in the above-mentioned norms, the Bank has delivered its holding of secured loans as collateral for this obligation, and that assistance will be amortized with the proceeds of those assets. The average duration of the secured loans provided as collateral is longer than the term requested to refinance those advances.

It is the Bank's intention to deliver as collateral for the allocation of the advance to the financing of the subscription of the hedge bonds, as indicated by Section 29 of Decree 905/02, the remaining public sector asset portfolio, except for the securities transferred to the trust set up as security for the Guaranteed Facilities mentioned in Note 1.

In addition, Decree 905/02 envisages in its Section 17 that in the event of default by the National State on the payment of principal or interest on the bonds envisaged in Chapter II (BODEN) or the securities indicated in section 15, subsect. b) and c) (secured loans and BOGAR), for more than 30 days following the respective due dates, each financial institution will be entitled to repay in advance either fully or partially the advances received for the subscription of bonds, using for that purpose all or the equivalent portion of the assets provided as

collateral, taken at the value in which they were recorded at the time the advances were granted, plus interest accrued until the repayment date, less the amount actually repaid.

Through Communication "A" 3911 the BCRA resolved that the assets delivered as collateral for the advances granted for the subscription of the bonds foreseen by Decree 905/02, ratified by Section 71 of Law 25827, may be excluded from the accounting valuation at present, technical or theoretical values (see Notes 10.4. and 10.5.) at the discretion of the institutions, for a total or partial amount of the advances, pursuant to the provisions of Section 17 of that Decree, in which case they are to be recorded at the value admitted for purposes of the providing of collateral.

In view of the above, the Bank's high exposure to the National Public Sector must be considered in the light of the liabilities assumed with the Argentine Central Bank.

7. BUSINESS PLAN AND PROJECTIONS

Within the framework of the normalization of the financial system and institutions' compliance with minimum capital requirements, the Argentine Central Bank issued Communication "A" 4027 by which it requested financial institutions to develop a business plan and projections for the twelve-month period following September 30, 2003.

On October 31, 2003, the Bank submitted the information requested to the Governing Entity, the main objectives set and fully complied with being as follows:

- Recovery of the financial stability and strengthening of the liquidity position.

  1) Closing of the Bank Debt for Negotiable Obligations Exchange Offer.

  2) Rescheduling of assistance from the Argentine Central Bank: on February 5, 2004 the Financial System Restructuring Unit authorized the Argentine Central Bank to extend the time frame proposed for repaying Banco Hipotecario's debt to 89 months.

  3) Obtaining compensation from the National Government (Note 3.1).

- Maximizing the present value of the credit portfolio

  1) Efforts have been made to improve the administration of current loan portfolio.

  2) Improvement in collection ratios.

Notes to the Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

3) Restructuring of credits in arrears.

- Operating efficiency and competitiveness

  1) Continuous enhancement of resources and cost reduction by reassigning personnel to portfolio recovery and collection efforts.

  2) Scale maintenance.

- Restructuring of the financial intermediation and service providing operations.

- Strengthening of creditworthiness.

- Reduction of interest rate, payment term and currency mismatching related risks.

On March 10, 2004, the BCRA issued Communication "A" 4111 redesigning the business plan and projections to be submitted by financial institutions within a term of 24 months as from December 31, 2003.

The Business Plan for the 2004-2006 period submitted to the BCRA on April 19, 2004 is focused on the development of the universal banking business, on the basis of the current mortgage loan business, according to the following objectives and goals:

1. Development of new products and services

a) Offering commercial banking services:

- Consumer loans
- Corporate loans
- Structured financing
- Foreign trade
- Transactional retail banking

b) Bank's solvency leverage

- Retail deposits
- Acquisition of operations, technology and networks.

c) Positioning to improve market share.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

d) Increasing revenues from the mortgage loan business

- New household insurance
- Third party portfolio servicing activities
- Structured financing for construction projects
- New mortgage loan structures

e) Using the Bank's own self-sufficient financial franchising

e) Strengthening collection efforts
f) Continuing with the cost reduction and efficiency improvement policies

On April 26, 2004, the Bank submitted to the Financial System Restructuring Unit the reformulation and rectification of the Transformation and Reorganization Plan (Decree 1262/03). This information was submitted according to the presentation made to the BCRA on April 19, 2004, within the framework of Communication "A" 4111.

8. MORTGAGE LOAN REFINANCING SYSTEM - LAW 25798.

On June 22, 2004 the Bank stated its adherence to the Mortgage Loan Refinancing System and certified 13,225 eligible loans included in the System totaling Ps. 218,335 thousand, Ps. 193,619 thousand corresponding to the amount to be refinanced as of February 2004 under the terms of Chapter I of Law 25798. At the same time, First Trust of New York National Association, the trustee under the BHN Master Mortgage Trust, stated its adherence to the System certifying 228 eligible loans included for a total amount of Ps. 6.297 thousand, Ps. 6,239 corresponding to the amount to be refinanced as of February 2004, under the terms of Law 25798. These loans have been securitized and the beneficiary of the total proceeds therefrom is Banco Hipotecario SA.
After the system established by that Law has been formalized, the Bank will be entitled to collect bonds issued by the trustee for: i) 60% of the unpaid securities amounts falling due on November 1, 2006 and ii) 40% of the remaining securities falling due on November 1, 2014.

The Bank has not given accounting recognition in these financial statements for interim periods to the vested rights arising from the implementation of this System.

9 - BANCO HIPOTECARIO SOCIEDAD ANONIMA

Pursuant to Law 24855 enacted on July 2, 1997 and promulgated by the National Executive Branch through Decree 677 dated July 22, 1997, and decree 924/97 Banco Hipotecario Nacional was declared "subject to privatization" under the terms of Law 23696 and the National Executive Branch should proceed to its

Notes to the Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

transformation into a corporation ("sociedad anónima"). The new entity arising from this transformation will do business under the denomination of "Banco Hipotecario Sociedad Anónima", and as a commercial bank in accordance with Law 21526 and complementary rules, as amended, with the scope envisaged by the regulations, and with the rights and obligations of its predecessor.

Law 24855 and its regulatory decree provide that for ten years as from the promulgation of the Law, Banco Hipotecario Sociedad Anónima should, among other things, finance the construction and/or acquisition of dwellings throughout the national territory and offer credit lines for an amount equivalent to 10% of the total loans it grants for housing construction, to finance the construction of dwellings in small towns.

Banco Hipotecario Sociedad Anónima has a corporate capital of Ps. 1,500,000 thousand, fully subscribed and paid-in, represented by 150,000,000 ordinary book-entry Class A, B, C and D shares, with a face value of Ps. -10 each and one vote per share, except for the special multiple vote right for the Class D shares foreseen in the Bank's by-laws.

On February 2 1999, Banco de la Nación Argentina, as trustee of the Assistance to the Federal Trust Fund for Regional Infrastructure Trust Fund, made the combined public offering of 42,000,000 ordinary Class D shares and 270,000 options, each of the latter representing the right to purchase 100 shares, and the investors are required to acquire a minimum quantity of Class D shares so as to be awardees of the options. This right expired on February 2, 2004.

With the authorization of the National Securities Commission of Argentina, the Bank placed 13,616,606 Class D shares and 61,289 options on the local capital market, and 28,383,394 ADSs (Shares Deposited in Custody), each representing one Class D share and 208,711 options, on the international capital market in compliance with Rule 144A of the Securities Act of 1933 of the United States of America.

As a result of the expiration of the time frame for exercising the options indicated above, on February 2, 2004 certain holders of those options acquired 17,909,500 class D shares.

El siguiente cuadro muestra la composición del capital social, con indicación de las clases de acciones y su valor nominal.

Clase	Acciones	Valor Nominal	Capital Social
A	65.853.444	10	658.534.440
B	7.500.000	10	75.000.000
C	7.500.000	10	75.000.000
D	69.146.556	10	691.465.560
	150.000.000		1.500.000.000

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

10 - BASIS FOR PRESENTATION OF THE FINANCIAL STATEMENTS

These financial statements have been prepared in line with accounting standards established by the Argentine Central Bank through CONAU 1 Circular, supplementary rules and amendments.

The financial statements of the predecessor entity, Banco Hipotecario Nacional, have been adjusted for inflation in conformity with the guidelines set in Communication "A" 551 of the Argentine Central Bank up to the financial year ended December 31, 1994, and prepared in accordance with the standards laid down by CONAU 1 Circular. As from January 1, 1995, and according to the authorization accorded by Resolution No. 388 of the Argentine Central Bank's Superintendency of Financial and Exchange Institutions, the Bank discontinued the adjustment for inflation of its financial statements until December 31, 2001. As from January 1, 2002, as a result of the application of Communication "A" 3702 which established the repeal of any legal and regulatory rule that did not allow companies to restate their accounting balances at period-end currency values, the Bank resumed the application of the adjustment for inflation. To this end, it followed the restatement method established by Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), using the domestic wholesale price index published by the National Statistics and Census Institute (INDEC). Furthermore, it has been considered that the accounting measurements derived from the changes in the purchasing power of the currency between December 31, 1994 and 2001 are stated in the currency value as of the latter date.

On March 25, 2003, the Executive Branch issued Decree 664 establishing that the financial statements for years ending as from that date are to be stated in nominal currency. Consequently, in accordance with Communication "A" 3921 of the BCRA, restatement of the financial statements was discontinued as from March 1, 2003.

The Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Pronouncements No. 16 "Conceptual Framework of professional accounting standards"; No. 17 "Professional accounting standards: development of general application issues"; No. 18 "Professional accounting standards: development of particular application issues" and No. 19 "Amendments to Technical Pronouncements Nos. 4, 5, 6, 8, 9, 11 and 14", No. 20 "Financial derivatives and hedge operations" and No. 21 "Proportional equity value – Consolidation of financial statements – Information to be disclosed in connection with related parties", through Resolutions C 238/01, C 243/01, C 261/01, C 262/01, C 187/02 and M 5/03, respectively. Those Technical Pronouncements and amendments became effective in fiscal years commencing as from July 1, 2002, except for the latter pronouncement that will take effect on April 1, 2003. At the date of issue of these financial statements, the Central Bank had not adopted those Technical Pronouncements.

The principal disclosure and valuation criteria followed for preparing these financial statements is described below:

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

10.1. Foreign currency assets and liabilities

US dollar assets and liabilities have been valued at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank. Assets and liabilities valued in foreign currencies other than the US dollar were converted into the latter currency using the swap rates communicated by the Argentine Central Bank's operations desk, in force at the close of operations on the last business day of the periods ended September 30, 2004 and 2003.

10.2. Gold and other precious metals

Holdings of gold and silver were valued at the latest selling quotation on the London market, in US dollars, net of the direct selling expenses, converted into pesos at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank, in force at the close of operations on the last business day of the periods ended September 30, 2004 and 2003.

In accordance with Communication "A" 2290 of the Argentine Central Bank, holdings of silver were included under Cash and cash resources, taking into account that: i) their market value arises from daily quotations of relevant transactions and ii) they are minted or represent "good delivery bars" in accordance with the regulations of the Governing Entity.

10.3. Interest accruals and adjustments of principal amounts (CER and CVS):

Interest accruals were determined using the exponential method for all lending and certain borrowing transactions in local and foreign currency the total term of which was more than 92 days, and interest accruals for loans overdue more than ninety days were discontinued.

Adjustments of principal amounts from application of the CER and CVS were accrued as established by Argentine Central Bank regulations, and interest accruals on loans overdue more than ninety days were discontinued.

10.4. Government and corporate securities

Listed - In Argentina and abroad:

The securities classified as "Holdings of trading securities" and "Investment in listed corporate securities" have been valued at period-end market quotation.

The BODEN 2012 Government securities in US$ classified as "Holdings in investment accounts" have been recognized at their technical value, in accordance with the whereas clauses of Communication "A" 3785. At the

Notes to the Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

end of each period, the technical value of those securities increases on the basis of interest accrued under the issue terms and conditions. The new foreign currency balance is converted into pesos at the reference exchange rate published by the Argentine Central Bank.

BODEN National Government securities received in payment from borrowers of mortgage loans in accordance with Decree 905/02 have been valued at September 30,2003 at their power to repay the financial assistance received from the Argentine Central Bank, that is, $ 1.40 per US dollar plus CER and accrued interest.

The National Government Securities originally issued in foreign currency subject to Argentine legislation have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as provided for by Law 25561, Decree 214 and complementary rules and amendments.

National Government securities originally issued in foreign currency and not subject to conversion into pesos, have been recorded at December 31, 2003 carrying value, as established by comunication "A" 3911 and complementary rules and amendments.

Unlisted - In Argentina

The securities classified under "Unlisted Government Securities" have been valued at cost plus restatement and accrued interest not yet collected.

At September 30, 2004, the Bank has recorded Secured Bonds issued by the Fiduciary Fund for Provincial Development received within the framework of Decree 1579/02, Ministry of Economy Resolution 539/02 and complementary rules. These bonds have been stated at the lower of average book value (for those securities that will be used as collateral for the subscription of hedge bonds) or present or technical value (for the other securities), following the guidelines established by Communication "A" 3911, complementary rules and amendments.

At September 30, 2004 the CCF certificates were stated at technical value, in accordance with regulations in force at that date.

10.5. Loans:

The portfolio of performing loans and loans due ninety days or less has been valued in terms of the principal amounts actually lent, plus capitalized interest, net of principal amortization collected and debt balance refinancing, plus adjustments (from the application of the CER, and CVS where applicable) and accrued interest receivable and less the estimated reserve for loan losses.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

For purposes of these financial statements, Pre-restructuring Loans are those predating April 1, 1991 or individual loans stemming from global transactions arranged prior to that date, and Post-restructuring Loans are those originated after that date.

Loans secured under Decree 1387/01 have been valued in accordance with the guidelines of BCRA Communication "A" 3911, complementary rules and amendments, as follows: i) those used for the matching, at the lower of present value (cash flows according to contract conditions, discounted at the rates of interest established by the BCRA) or technical value (amount index-adjusted by applying the CER, where applicable, plus interest accrued according to contract conditions). This value is compared to the theoretical value (book value at February 28, 2003, net of the offsetting account, plus adjustment by the CER, where applicable). The differences resulting from this comparison are shown in an asset offsetting account. ii) the loans to be used as collateral for the advances granted by the BCRA for the subscription of the hedge bonds established by Decree 905/02, at their average book value established by Communication "A" 3756.

Other loans to the public sector, not included in the preceding paragraph, originally granted in foreign currency have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to the amount of those loans and maximum rates have been established, as provided for by Decree 1579/02, if those assets were subjected to the Exchange of Provincial Public Debt (Note 42).

Loans to the non-financial private sector originally granted in foreign currency have been converted into pesos at the exchange rate of $ 1.00 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER and CVS have been applied to the amount of those loans and maximum rates have been established, depending on the borrower.

10.6. Other receivables from financial transactions:

The individual mortgage loans the fiduciary ownership of which was transferred by the Bank and recorded in this caption have been valued and converted into pesos following the criterion described in points 10.3. and 10.5.

The amount recorded in the account captioned "Other not included in the debtor classification regulations - Compensation to be received from the National Government" includes the amount in pesos equivalent to the technical value of the bonds to be received, in accordance with sections 28 and 29 of Decree 905, until the Argentine Central Bank credits the remaining BODEN 2012 in US dollars requested in compliance with that regulation (see Note 3).

The Bank has repurchased its Negotiable Obligations under a financing agreement signed with DePfa Investment Bank Ltd. (Note 21.3). These rights have been valued at period-end market value of the underlying negotiable obligations.

Notes to the Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

The rights arising from the total return swap transaction involving the Bank's own shares have been valued at period-end market value of the underlying asset.

10.7. Investments in other companies:

This caption mainly includes the equity investments held by the Bank in BACS Banco de Crédito y Securitización Sociedad Anónima, BHN Sociedad de Inversión Sociedad Anónima and BHN Inmobiliaria Sociedad Anónima (Note 31). At September 30, 2004 and 2003, those equity investments have been recorded at their equity value, plus intercompany profits, where applicable, which amount to Ps. 122,844 thousand and Ps. 107,144 thousand, respectively.

The above equity investments arise from the financial statements of BACS Banco de Crédito y Securitización Sociedad Anónima for the periods ended September 30, 2004 and 2003 and BHN Sociedad de Inversión Sociedad Anónima for the periods ended June 30, 2004 and 2003; while the financial statements of BHN Inmobiliaria cover the fiscal year ended March 31, 2003.

The other equity investments have been recorded at the lower of cost or estimated recovery value, where applicable.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated November 08, 2004
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

10.8. Miscellaneous receivables

BODEN 2012 and National Government Secured Loans deposited in escrow have been valued following the criteria mentioned in the third paragraph of point 10.4. and in fifth paragraph of point 10.5., respectively.

10.9. Bank premises and equipment and miscellaneous assets:

These assets are recorded at cost restated in constant monetary units until February 28, 2003, following the method mentioned in the second and third paragraphs of this Note, net of accumulated depreciation calculated following the straight-line method, based on the estimated useful life of the assets. The cost of assets added before December 31, 1994 is restated in constant currency as of that date, while subsequent transactions are valued in current purchasing power values of the year to which they correspond.

The Bank records in "Miscellaneous assets – Assets acquired through foreclosures" housing units added to the Bank's assets in repayment of mortgage loans. These housing units have been valued at the lower of market value or the value of the loan, net of allowances.

The net book values of the assets taken as a whole, except for the assets intended for sale, which do not exceed their estimated recovery value, do not exceed their net realizable value.

10.10. Housing, life and unemployment insurance premiums in lending and other transactions:

The Bank's policy is to recognize the premium income when the corresponding loan installment accrues, except for those loans that are more than ninety days in arrears, and allocate the expenditures for claims to the net income/(loss) for the period in which they occur.

The Bank has set up a technical reserve of Ps. 12,013 thousand, which is included in Shareholders' Equity – Profit reserves – Others and a reserve for pending insurance claims for Ps. 10,009 thousand and Ps. 9,085 thousand at September 30, 2004 and 2003, respectively, which is shown in the Provisions caption under Liabilities.

10.11. Intangible assets

These assets represent organization and system development expenses. Intangible assets have been restated in constant monetary units at February 28, 2003, following the method mentioned in the first paragraph of this Note, and are being amortized monthly according to the straight-line method, based on their estimated useful life.

10.12. Deposits

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated November 08, 2004
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Deposits have been valued at their placement value, plus adjustments from application of the CER and accrued interest, where applicable. The fixed return for each transaction is accrued on an exponential basis, while the variable return is accrued at the pro rata rate of return agreed upon based on the improvement in the price of the financial asset or financial asset indicator, between the time the transaction is arranged and the end of the month.

Deposits originally made in foreign currency have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to those deposits.

10.13. Other liabilities from financial transactions

At September 30, 2003, futures and options transactions originally agreed in foreign currency, whether they have been settled and/or with settlement agreements in writing by the parties prior to the effectiveness of Decree 992/02 have been valued at the various rates of exchange agreed by the parties at the time of settlement of each transaction. The other transactions not renegotiated at the effective date of that decree have been converted into pesos at the rate of exchange of $ 1.40 per US dollar and recognized as sight accounts.

10.14. Valuation of options

The Bank has acquired a call option for Euro 100,000 thousand. The premium on this option has been valued at period-end market price. (Note 21.1.).

Premiums on call options written and bought have been accrued on a linear basis during the life of the contract.

10.15. Dismissal indemnities

The Bank does not set up any provisions to cover the risk of dismissal indemnities involving the staff, as the disbursements in respect thereof are charged to income currently during the period in which they occur.

10.16. Income Tax

Pursuant to Article 28 of Law 24855, Banco Hipotecario Sociedad Anónima is subject to income tax, except for all the housing loan transactions carried out prior to October 23, 1997, date of registration of its by-laws with the Superintendency of Corporations.

The Bank charges to income and sets up a provision for the income tax determined based on the transactions subject to this tax in the fiscal year in which those transactions are carried out.

10.17. Minimum notional income tax

Although the tax paid can be considered as a tax credit on account of income tax for a period of up to 10 years, the Bank has charged that disbursement to results.

10.18. Shareholders' Equity

a. Capital stock, reserves and capital adjustment:

The Shareholders' Equity account activity and balances prior to December 31, 1994 have been restated in the currency values prevailing at that date, following the method mentioned in this Note. The transactions carried out subsequent to that date have been recorded in currency values of the year to which they correspond. The balances of the Shareholders' Equity accounts as of September 30, 2004 have been restated up to February 28, 2003 as explained in the third paragraph. The adjustment derived from the restatement of the balance of "Capital Stock" was allocated to "Equity Adjustments".

b. Results:

Income and expenses have been recognized against the results for the period, regardless of whether they have been collected or paid.

Monetary results of exposure to inflation were determined until February 28, 2003 as follows:

b.1) "Monetary result of financial transactions" includes the result of exposure to inflation generated by assets and liabilities related to the carrying out of the usual brokerage activity between the supply and demand of financial resources.
b.2) "Monetary result of operating expenses" includes the result of exposure to inflation generated by monetary assets and liabilities in pesos, related to administrative expenses.
b.3) "Monetary result of other operations" includes the result of exposure to inflation generated by assets and liabilities not related to the financial brokerage activity.

c. Prior year adjustment

The fees for Ps. 5,176 thousand payable to the Executive Committee Directors for profit sharing and stock appreciation rights which are to be charged to fiscal 2003, as resolved by the Meeting of Shareholders held on May 31, 2004, have been allocated as prior year adjustments.

The preparation of the financial statements requires that the Bank's Board of Directors perform estimates affecting assets and liabilities, the net income/(loss) for the period and the determination of contingent assets and liabilities at the date thereof. Since these estimates involve value judgments regarding the probability of

occurrence of future events, the actual net income/(loss) may differ from the estimated amount and thus generate losses or profits affecting subsequent years. All legal and regulatory rules in force at the date of presentation of these financial statements have been considered.

The financial statement figures for the previous year, presented for comparative purposes, include certain reclassifications and adjustments that contemplate specific disclosure criteria so as to present them on a consistent basis with those of the current year.

11 - DIFFERENCES BETWEEN ARGENTINE CENTRAL BANK REGULATIONS AND PROFESSIONAL ACCOUNTING STANDARDS

Below is a detail of the main differences between the Argentine Central Bank regulations and professional accounting standards, considering the statement made in the first part of Note 10:

11.1. Valuation criteria

a) Compensation to be received, per Sections 28 and 29 of National Executive Branch Decree 905/02, and investment account securities

As of September 30, 2004 and 2003, the Bank carries the government securities received and to be received in the "Government Securities – holdings in investment accounts", "Other Receivables from financial transactions –

Other not included in the debtor classification regulations" and "Miscellaneous receivables - Others" captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02.

In addition, there are BODEN 2012 received in repayment of mortgage loans that are carried in investment accounts.

Under professional accounting standards, those assets should be valued at their quotation values net of estimated selling expenses, charging the quotation differences to the results for each period, except there is a possibility and intention to carry them until maturity.

b) Allowances for receivables from the non-financial public sector

Current regulations on the setting up of allowances issued by the Argentine Central Bank provide that receivables from the Public Sector are not subject to allowances for doubtful accounts. Under professional accounting standards, those allowances must be estimated on the basis of the uncollectibility risk attaching to those assets.

c) Accounting for income tax according to the deferred tax method

The Bank determines income tax at the statutory rate applicable to the estimated taxable income, without considering the effect of any timing differences between the accounting and taxable results. Under professional accounting standards, income tax must be recognized according to the deferred tax method. (Note 35).

d) Net present value of secured loans, government and other similar securities

Through Resolution No. 87/03, the CPCECABA suspended the application of the criterion for measuring the present value, establishing the application of a relevant market interest rate on the basis of future income or disbursements of funds corresponding to loans, investments and other accounts receivable or payable generated by the specific activities carried out by financial institutions. This criterion differs from that established by Communication "A" 3911.

e) Valuation at equity value

For purposes of calculating the equity value, Technical Pronouncement No. 21 establishes that the closing date of the fiscal year of investors is to coincide with that of the issuing companies, a criterion that differs from Argentine Central Bank regulations. Under professional accounting standards, the same valuation criterion is also to be applied to all subsidiaries.

f) Restatement to constant currency

The September 30, 2003 financial statements have given recognition to the effects of the variations in the purchasing power of the currency until February 28, 2003, following the restatement method established by Technical Pronouncement No. 6 (as amended by Technical Pronouncement No. 19) of the FACPCE. As provided for by National Executive Branch Decree 664/2003, Argentine Central Bank Communication "A" 3921 and CNV Resolution No. 441, the Bank discontinued the application of that method and, therefore, did not recognize the effects of the variations in the purchasing power of the currency as from March 1, 2003.

As established by MD Resolutions Nos. 10 and 41/2003 of the CPCECABA, under professional accounting standards the application of this method remained in effect until the periods ended September 30, 2003.

Nevertheless, taking into account the negative variation of 2.1% in the IPIM in the period from March to September 2003, the effects derived from failure to recognize those variations in these financial statements have not been significant.

11.2. Disclosure issues

a) Comparative purpose financial statements

Notes to the Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

Under professional accounting standards, the Bank should present the comparative information on the balance sheet with that of the balance sheet at the closing date of the preceding full fiscal year, in this case, December 31, 2003.

b) Statement of cash flows, earning per share and business segment

The criterion established by Technical Pronouncement No. 19 for disclosing these items differs from that established by the Argentine Central Bank in its Circular CONAU 1.

12 - CLASSIFICATION OF LOANS AND RESERVE FOR LOAN LOSSES

Reserve for loan losses established at September 30, 2004 and 2003, cover the minimum reserves required by the Argentine Central Bank, and were calculated considering the accounting policies adopted for certain refinanced consumer loans, certain contributions to the special relief fund (Note 13), including the special contribution to that fund made by the Bank at March 31, 2000 and certain estimates related to the impact on the possibility of recovering the mortgage loan portfolio.

Interest capitalized prior to the loans being in arrears is covered by a reserve for loan losses following the minimum reserve requirements, considering such interest as principal.

Pursuant to the guidelines of Law 24441 on Housing and Construction Financing, the criterion followed by the Bank to set up reserves for construction projects, where the fiduciary ownership is transferred, consists in classifying debtors on the basis of the evaluation of the future cash flow of individual projects financed by the Bank.

The Bank has adopted a new policy regarding the procedure followed for classifying non-performing and restructured individual loans:

a. Maintaining the classification in respect of all those loans subject to: i) the provisions of article 13 of Law 24143 and/or: ii) restructuring, either through a repayment agreement, the compounding of interest on the amount in default or assistance, for up to six months following normalization of those loans.

b. After this period has expired, the Bank will proceed after the seventh month, as the case may be, as follows:

b.1. If the loan is no more than 30 days in arrears, its shall be classified under the "performing" category.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

b.2. If the loan is more than 30 days in arrears, its classification will arise from the aggregate of the current number of days in arrears and those recorded before the refinancing, as long as the arrears are equal to or less than 30 days, in which case the above paragraph is applicable.

c. All those individual loans, which are more than 24 months in arrears, must be fully covered by a reserve. Loans and reserves are to be reversed from the Bank's assets three months after the date on which those loans were fully covered by such reserve.

d. Loans that having been reversed from assets, following the guidelines in point c. above, are restructured and normalized shall be included again in the Bank's assets as long as they do not show arrears of more than 30 days for a term of six consecutive months.

As a result of the statements made in points c. and d. above and the application of Argentine Central Bank Communication "A" 2357 and supplementary rules, as amended, at September 30, 2004 and 2003 the Bank has recorded in memorandum accounts of Ps. 911,832 thousand and Ps. 743,851 thousand, respectively.

Based on the foregoing, the Bank's Board of Directors believes that the reserves for loan losses set up are sufficient to cover the minimum reserves required by the Argentine Central Bank rules and professional accounting standards on the total amount of the portfolio.

13 -SPECIAL RELIEF FUND

Article 13 of Law 24143 established that Banco Hipotecario Nacional should set up a special fund for subsidizing the repayment services of borrowers undergoing a serious economic emergency situation, whose situation could not be resolved through the renegotiation of the loan. This fund, whose regulations were issued by the Bank, is being formed as from that moment, with 2% of the interest collected on housing loans.

In view of the problems of the individual loan portfolio predating 1991 arising from the social emergency of borrowers, on May 16, 2000 the Board of Directors resolved to allocate Ps. 35.392 thousand as an extraordinary contribution to the Fund the Bank is required to create under Sections 13 of Law 24143 and 17, subsect. c) of Law 24855, to partially or fully subsidize the debts due from borrowers facing a difficult economic and social situation. The Bank has recognized this contribution as an increased reserve for loan losses under the Loans caption, with a counterpart in Loan Loss Provision, in the Income Statement for the current year.

The amounts of Ps. 12,474 thousand and Ps. 14,230 thousand paid at September 30, 2004 and 2003, respectively, include the extraordinary contribution made as of March 31, 2000, net of allocations. Law 24855 requires the Bank to continue to contribute to this special fund for 10 years as from July 22, 1997 under the terms of Law 24143.

14 - RESTRICTED ASSETS

At September 30, 2004, the Argentine Central Bank provided financial assistance to the Bank for Ps. 378,835 thousand. As collateral for these transactions, senior pledges were set up on credit assets stemming from the 7% fixed rate guaranteed loan contract, due 2011, for approximately Ps. 491,041 thousand. For such purpose, the financing obtained has been recorded in Other liabilities for financial transactions, and the balances representing the possible rights, in memorandum accounts.

In view of the commitments undertaken under the Bank's external debt Exchange Offer (Note 1), a trust was created under Argentine law by means of a Trust Agreement entered into by and between the Bank and ABN AMRO BANK, Argentine Branch. At September 30, 2004, BODEN 2012 for Ps. 528,360 thousand and the yield on them and National Government Secured Loans for Ps. 8,450 had been transferred to the trust. These guarantees have been recorded in "Miscellaneous Receivables" (Note 18).

At September 30, 2004, the Bank has deposited BODEN 2012 for Ps. 58,949 thousand and National Government Secured Loans for Ps. 1,739 thousand, as collateral for the currency swap transaction (Note 21.4.). These escrow deposits have been recognizd under "Miscellaneous Receivables" (Note 18).

At September 30, 2003, the Bank set up specific guarantees as security for compliance with the future sale contract entered into with Depfa Investment Bank Ltd. for Ps. 909 thousand (Note 21.3.). These escrow deposits have been recorded in "Miscellaneous Receivables" (Note 18).

At September 30, 2003 an escrow deposit was placed with ABN AMRO BANK Curacao Branch acting as Escrow Agent, in order to secure payment of the price of the Bank's external debt Exchange Offer. This escrow deposit amounted to Ps. 272,887 (Note 18).

Notes to the Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

15 - INSURANCE ON REAL ESTATE SECURING THE MORTGAGE PORTFOLIO AND LIFE AND UNEMPLOYMENT INSURANCE FOR BENEFICIARIES

The Bank grants insurance coverage to the following:

- **Houses mortgaged to secure its loan portfolio, for the appraised amount of the insured houses:** against material damages caused by fire, explosion, lightning, earthquake, certain events involving riots, terrorist acts and other circumstances, according to the general conditions laid down by the Bank.

- **Life insurance for paying off the debts of the Bank's borrowers:** covering the risk of death of the economically liable party, whether a borrower or not, for paying off the principal debt owed at the date of death, according to the conditions laid down by the Bank. Individuals under the age of 56 are insurable up to the age of 80.

- **Unemployment insurance for economically liable parties, who are borrowers:** this covers unemployment risks when the conditions provided for by National Employment Law 24013 are met, with a maximum coverage of up to six monthly installments, with the option to renew it for another six months by paying an additional premium, once the insured has signed an employment contract for a term exceeding twelve months.

- **Comprehensive household insurance:** this covers the risk of fire and theft of general contents and electronic appliances for domestic use, windows, civil liability assessed for fire or explosion, removal of rubble, harm occasioned to buildings as a result of theft, lodging expenses and domicile assistance services.

The accounting policies followed by the Bank to record insurance transactions are described in Note 10.10. The Bank covers the risks involved in the insurance activity with its own net worth.

In addition, the Bank sells insurance to cover personal accidents and health care, the coverage, risk and losses of which are undertaken by other Insurers.

The amounts of insurance premiums in respect of the items mentioned above, claims paid and charges connected with the insurance activity, allocated to results for the periods ended September 30, 2004 and 2003, were as follows:

Notes to the Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

	9.30.04	9.30.03
	Thousands of Pesos	
Fire insurance premiums	9,516	11,182
Life insurance premiums	20,293	21,650
Unemployment insurance premiums	1,242	1,406
Additional insurance premiums	1,692	1,220
Total Premiums (Note 25)	32,743	35,458

	9.30.04	9.30.03
	Thousands of Pesos	
Claims involving fire	201	368
Claims involving death	5,513	5,994
Claims involving unemployment	189	239
Additional insurance claims	197	129
Total claims (Note 26)	6,100	6,730

The insurance premiums shown above are disclosed under the "Income from services" caption, while the claims are disclosed under the "Expenses for services" caption. The charge corresponding to reserves connected with the insurance activity is shown in the "Miscellaneous losses" caption in the Income Statement.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated November 08, 2004
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

16 - OTHER RECEIVABLES FOR FINANCIAL TRANSACTIONS

The breakdown of "Other receivables included in the debtor classification regulations" line, under the "Other receivables from financial transactions" caption is as follows:

	9.30.04	9.30.03
	Thousands of Pesos	
Mortgage loans delivered in trust	290,867	310,388
Financial hedging agreement	50,481	-
Others	4,488	16,179
Total	345,836	326,567

The breakdown of the "Other receivables not included in the debtor classification regulations" line, under the "Other receivables from financial transactions" caption, is as follows:

	9.30.04	9.30.03
	Thousands of Pesos	
Compensation to be received from the National Government (in US dollars)	2,638,665	2,588,217
Trust participation certificates	85,214	44,087
Negotiable obligations held in the Bank's portfolio (*)	236,481	75,369
Mortgage-backed Class B subordinated securities	72,009	41,660
Total	3,032,369	2,749,333

(*) The Bank carries long-term Negotiable Obligations for Ps. 91,534 thousand held in its portfolio for purposes of their possible exchange with holders that did not participate in the initial offering.

17 - SECURITIZATION OF THE PORTFOLIO OF MORTGAGE LOANS

The Bank has executed various financial trust agreements under which, as trustor, it has transferred the fiduciary ownership of mortgage loans belonging to its loan portfolio to a trustee, First Trust of New York. Once the mortgage loans have been transferred to the trust fund, it proceeds to issue the corresponding debt securities and participation certificates and to use the proceeds of the placement thereof for settling the amount of the loans ceded by the Bank. The trust assets entail a separate and distinct equity from the trustee's assets and those of the trustor.

The trustee is responsible for the management of the trust funds previously set up in accordance with the specifications contained in the trust agreement.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

As of September 30, 2004 and 2003, the Bank recorded Ps. 290,867 thousand and Ps. 310,388 thousand, respectively, in respect of mortgage loans originally granted in foreign currency and converted into pesos as required by Law 25561 and Decree 214, registered in the name of the trustee, in the "Others included in the debtor classification regulations" line, under the "Other receivables for financial transactions" caption; Ps. 14,047 thousand and Ps. 10,943, respectively, in the "Accrued interest receivable included in the debtor classification regulations" line, under that caption, in respect of accrued interest and adjustments from application of the CER receivable. Those receivables are held in the Bank's assets because at that date the trustee had not yet issued the related securities and the Bank continued to act as trustor and only beneficiary.

During this period, the Bank created a Global Trust Securities Program, "CEDULAS HIPOTECARIAS ARGENTINAS" for the securitization of individual mortgage loans for the financing of housing units for a face value of up to Ps. 500,000,000, which was authorized by CNV Resolution No. 14814 dated June 3, 2004.

Under this program, the Cédulas Hipotecarias Argentinas Series I, 2004-1 Financial Trust was created, with the Bank acting as trustor, BACS Banco de Crédito y Securitización S.A., as underwriter and general manager, and Deutsche Bank S.A., as financial trustee. On June 14, 2004, this Financial Trust issued the first series of Savings Mortgage Bonds (CHA) for a face value of Ps. 50,000,000.

The period for accepting the offering expired on June 23, 2004, the Senior Trust Debt Securities CHA, Series I, 2004-1 having been placed for a face value of Ps. 40,000,000 at a 95.82% price. The Class B Trust Debt Securities CHA, Series I, 2004-1 and the Participation Certificates CHA, Series I, 2004-1 have not been placed and the trustor resolved to receive those securities at par, for a face value of Ps. 5,000,000 and Ps. 4,999,916, respectively, as advance payment for a portion of the Mortgage Bond portfolio transferred to the Trust.

The Trust Securities were issued on June 25, 2004.

At the date of these financial statements, the following trust funds have been set up:

1. BHN I Trust, BHN II Mortgage Trust, BHN III Mortgage Trust, BHN IV Mortgage Trust, BACS I Mortgage Fund, BACS Funding I, BACS Funding II, BHSA I 2002 and Cédulas Hipotecarias Argentinas Series I, 2004-1 Financial Trust, the terms of issue of which are as follows:

Notes to the Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

	Class A1/AV Debt Securities	Class A2/AF Debt Securities	Class B Debt Securities	Participation Certificates	Total
BHN I – Issued 10.29.96 (*)					
Face value in thousands of Ps.	60,292	18,778	9,302	4,652	93,024
Declared Maturity Date	05.25.2005	09.25.2001	01.25.2014	01.25.2014	
BHN II – Issued 05.09.97 (*)					
Face value in thousands of Ps.	44,554	51,363	3,730	6,927	106,574
Declared Maturity Date	03.25.2011	07.25.2009	03.25.2012	05.25.2013	
BHN III – Issued 10.29.97 (*)					
Face value in thousands of Ps.	14,896	82,090	5,060	3,374	105,420
Declared Maturity Date	05.31.2017	05.31.2017	05.31.2018	05.31.2018	
BHN IV – Issued 03.15.00 (*)					
Face value in thousands of Ps.	119,500	36,500	24,375	14,625	195,000
Declared Maturity Date	03.31.2011	03.31.2011	01.31.2020	01.31.2020	
BACS I – Issued 02.15.2001 (*)					
Face value in thousands of Ps.	30,000	65,000	12,164	8,690	115,854
Declared Maturity Date	05.31.2010	05.31.2010	06.30.2020	06.30.2020	
BACS Funding I Issued 11.15.2001 (*)					
Face value in thousands of Ps.				29,907	29,907
Declared Maturity Date				11.15.2031	
BACS Funding II Issued 11.23.2001 (*)					
Face value in thousands of Ps.				12,104	12,104
Declared Maturity Date				11.23.2031	
BHSA I Issued 02.01.2002					
Face value in thousands of Ps.				43,412	43,412
Declared Maturity Date				02.01.2021	

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

CHA I Issued 6.25.2004				
Face value in thousands of Ps.	40,000	5,000	5,000	50,000
Declared Maturity Date	12.31.2010	03.31.2012	03.31.2012	

(*) Trusts subject to the pesification of foreign currency assets and liabilities at the $1.00=US$1 rate established by Law 25561 and Decree 214, as they were created under Argentine legislation. However, there are certain claims from foreign investors regarding the pesification procedure carried out, with the consequent economic impact.

In all cases, the payment of class B debt securities is subordinated to the payment of the class A securities. In addition, the reimbursement of the participation certificates shall be done once all the class A and B securities issued have been settled, to the extent that there are sufficient remaining funds in the trust fund.

At September 30, 2004 and 2003, the Bank held in its portfolio the following securities corresponding to the above-mentioned funds and the participation certificate in the BACS II Financial Trust:

	9.30.04	9.30.03
	Thousands of Pesos	
Others included in the debtor classification regulations:		
Class B debt securities – BHN III	13,070	8,613
Class B debt securities – BHN IV	53,744	33,047
Class B debt securities – CHA I	5,195	-
Subtotal	**72,009**	**41,660**
Others not included in the debtor classification regulations:		
Participation certificates – BHN II	27,229	16,709
Participation certificates – BHN III	11,196	-
Participation certificates – BHN IV	1,185	-
Participation certificates – BACS II	38,485	27,378
Participation certificates – CHA I	7,119	-
Subtotal	**85,214**	**44,087**
Total	**157,223**	**85,747**

18 - MISCELLANEOUS RECEIVABLES

The breakdown of the "Others" line corresponding to the "Miscellaneous receivables" caption is as follows:

	9.30.04	9.30.03

Notes to the Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

	Thousands of Pesos	
Tax prepayments and withholdings	6,331	13,247
Receivables from government entities	7,250	5,516
Receivables for loans administered	6,236	23,829
Recoverable expenses, taxes and advances to third parties	12,601	9,006
Correspondent banks	2,484	2,625
Guarantees securing call options written	-	9,069
Deposit securing financial agreements	59,858	-
Deposit securing ABN AMRO BANK trust	536,810	-
ABN AMRO BANK escrow deposit	-	272,887
Others	25,220	18,152
Total	656,790	354,331

19. NEGOTIABLE OBLIGATIONS AND OTHER FINANCING

The contractual residual nominal value of negotiable obligations at September 30, 2004 amounts to $ 2,141,557 thousand. This amount is made up of Argentine Mortgage Bonds (CHA) issued under the global "Euro Medium Term Notes" (EMTN) program and ordinary Negotiable Obligations not convertible for shares within the framework of a "Global Medium Term Notes" (GMTN) program and the new issuances mentioned in Note 1

The balance of the negotiable obligations has been included in the "Other liabilities from financial transactions" caption. The residual face values of the different negotiable obligation series issued are as follows:

	Date of issue	Maturity Date	Annual interest rate	Residual face value at 9.30.04 (Thousands of Pesos)	Residual face value at 9.30.03 (Thousands of Pesos)
EMTN (CHA)					
Series III (US$ 100,000,000)	07.08.96	07.08.06	10.625%	2,109	38,157
GMTN					
Series I (US$ 300,000,000)	17.04.98	17.04.03	10.000%	38,209	865,906
Series IV (US$ 175,000,000)	03.12.98	03.12.08	13.000%	1,611	14,002
Series VI (US$ 135,909,000)	15.03.99	15.03.02	12.250%	2,025	22,118
Series XVI (US$ 125,000,000)	17.02.00	17.02.03	12.625%	30,994	363,875
Series XVII (EURO 100,000,000)	27.03.00	27.03.02	9.000%	2,703	6,158
Series XXII (EURO 100,000,000)	18.10.00	18.10.02	8.750%	711	12,599

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Series XXIII (EURO 150,000,000)	06.02.01	06.02.04	10.750%	22,250	508,959
Series XXIV (US$ 107,000,000)	15.03.02	15.03.05	9.000%	20,271	332,761
Series XXV (EURO 165,700,000)	15.03.02	15.06.05	8.000%	21,800	579,634
Guaranteed bond (US$107,941 thousand)	15/09/03	03/08/10	Libor + 2.5%	229,934	-
Long term bond (US$449,880 thousand)	15/09/03	01/12/13	3.0 – 6.0%	1,341,766	-
Long term bond (EURO 278,367 thousand)	15/09/03	01/12/13	3.0 – 6.0%	1,027,174	-
				2,741,557	**2,744,169**

As a result of the restructuring plan mentioned in Note 1, the breakdown of the bank debt is as follows:

Description	**Due date**	**Principal amount** *Thousands of pesos*
Secured facility in US dollars	2010	145,951
Long-term facility in US dollars at a fixed rate	2013	74,865
Long-term facility in US dollars at floating rates	2013	17,955
Loans abroad – CSFB (Note 20)	2005	193,863
Loans abroad – Deutsche Bank (Note 20)	2006	59,650

During the current period the Bank proceeded to the early redemption of negotiable obligations and settlement of bank debt, according to the following detail:

1) Medium-term Guaranteed Bond (US$) for a face value of US$ 17,417 thousand, which represented a disbursement of US$ 15,234 thousand.

2) Long-term Guaranteed Bond (Euro) for a face value of Euros 1,000 thousand, which represented a disbursement of Euros 645 thousand.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

3) Medium-term Secured Facilities (US$) for a face value of US$ 29,239 thousand, which represented a disbursement of US$ 23,687 thousand.

4) Medium-term Secured Facilities (Pesos) for a face value of Ps. 208,675 thousand, which represented a disbursement of Ps. 170,111 thousand.

5) Fixed-rate long-term Facilities (US$) for a face value of US$ 25,214 thousand, which represented a disbursement of US$ 16,907 thousand.

6) Floating-rate long-term Facilities (US$) for a face value of US$ 7,559 thousand, which represented a disbursement of US$ 4,671 thousand.

The results of these operations have been recorded under Financial Income.

20. BANCO HIPOTECARIO'S RETURN TO THE INTERNATIONAL CAPITAL MARKETS

The profound economic crisis Argentine endured at the end of 2001 and during 2002 obliged the Bank to postpone the servicing of the foreign debt and negotiate its restructuring, which concluded successfully in December 2003 (see Note 1).

Only two years after that crisis, the Bank obtained funds again through financing from leading foreign banks, according to the following detail:

- On September 2, 2004, a loan was obtained from Credit Suisse First Boston International ("CSFB") for US$ 65,000 thousand, falling due on August 25, 2005, on which interest is paid at 6-month LIBOR, plus 430 basis points.
- On September 30, 2004, a loan was obtained from Deutsche Bank London for US$ 20,000 thousand, falling due on March 31, 2006, on which interest is paid at 180-day LIBOR, plus a 4.4% margin.

Notes to the Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

21. DERIVATIVE FINANCIAL INSTRUMENTS

21.1. In view of the need to hedge the risk attached to the appreciation in the value of the Euro against the US dollar, given that the Bank has disclosed its liability in that currency, on January 5, 2004 options to purchase euros against US dollars were acquired for a notional amount of € 100,000 thousand at a quotation of 1.2676, to be exercised within a term of one year.

21.2. On January 29, 2004, the Bank entered into a total return swap transaction as a partial hedging for the Stock Appreciation Right clause ("StARS") included in the issuance of the Medium-term Secured Facility (Note 1). This transaction involves 7,110,000 Class D ordinary shares in Banco Hipotecario Sociedad Anónima. The amount agreed under this transaction was US$17,519 thousand.

21.3. During March 2004, the Bank executed a forward sale contract with DePfa Investment Bank Ltd. to repurchase bonds and Banco Hipotecario's loans, by financing 50% of the eligible instruments purchase price.

21.4. On March 5, 2004, the Bank and Deutsche Bank AG executed a currency swap contract (Cross Currency Swap) for Euros 150,000 thousand. This transaction is secured by BODEN 2012.

22 - OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

The breakdown of the "Others" line included in the "Other liabilities from financial transactions" caption is as follows:

	9.30.04	9.30.03
	Thousands of Pesos	
Collections and other transactions on behalf of third parties	18,986	23,667
Financial loan	-	237,934
Retail Bank Network	26,424	45,159
Others	601	1,118
Total	**46,011**	**307,878**

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

23 - MISCELLANEOUS LIABILITIES

The breakdown of "Others" corresponding to the "Miscellaneous liabilities" caption is disclosed as follows:

	9.30.04	9.30.03
	Thousands of Pesos	
Sundry creditors	21,325	13,271
Other fees and expenses payable	3,294	2,676
Tax withholdings to be deposited	1,966	1,835
Taxes payable	2,076	760
Payroll withholdings and contributions	1,012	997
Salaries and social security charges payable	1,319	1,233
Others	5,581	6,347
Total	**36,573**	**27,119**

24 – FINANCIAL INCOME AND EXPENSES

The breakdown of the "Others" line included in the "Financial income" caption is as follows:

	9.30.04	9.30.03
	Thousands of Pesos	
Gold and foreign currency quotation difference	48,576	-
Restructured and buy back of bank debt	91,005	-
Result from compensating and hedge bonds	25,930	29,439
Others	2,640	-
Total	**168,151**	**29,439**

The breakdown of the "Others" line included in the "Financial expenses" caption is as follows:

	9.30.04	9.30.03
	Thousands of Pesos	
Gold and foreign currency quotation difference	-	175,976
Turnover tax on financial income	8,655	21
Premiums on swap transactions	1,122	-
Contribution to the deposit guarantee fund	358	226
Others	3,483	-
Total	**13,618**	**176,223**

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

25 - INCOME FROM SERVICES

The breakdown of the "Others" line included in the "Income from services" caption is as follows:

	9.30.04	9.30.03
	Thousands of Pesos	
Insurance premiums (Note 15)	32,743	35,458
Commissions and services on loans	13,188	14,692
Others	2,347	1,769
Total	**48,278**	**51,919**

26 - EXPENSES FOR SERVICES

The breakdown of the "Others" line included in the "Expenses for services" caption is as follows:

	9.30.04	9.30.03
	Thousands of Pesos	
Insurance claims (Note 15)	6,100	6,730
Turnover tax	920	-
Others	4,625	1,798
Total	**11,645**	**8,528**

27 - ADMINISTRATIVE EXPENSES

The breakdown of the "Other operating expenses" line included in the "Administrative expenses" caption is as follows:

	9.30.04	9.30.03
	Thousands of Pesos	
Depreciation of bank premises and equipment	4,979	5,392
Intangible asset amortization	315	4,142
Insurance	1,409	2,423
Rental	770	818
Telephony, electricity and mailing services	2,690	2,122
Software links	777	1,257
Maintenance and preservation of bank premises and equipment	3,303	2,199
Others	1,934	1,667
Total	**161,177**	**20,020**

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

28 - MISCELLANEOUS INCOME

The breakdown of the "Others" line included in the "Miscellaneous income" caption is as follows:

	9.30.04	9.30.03
	Thousands of Pesos	
Recovery of postal savings expenses	-	301
Rental income	467	483
Adjustments and interest on miscellaneous receivables	-	333
Gain on operations with premises and equipment and miscellaneous assets	6,770	2,104
BOGAR valuation adjustment	12,820	-
Secured loans valuation adjustment	22,461	-
Reversal of provision for taxes	-	9,829
Others	4,276	1,750
Total	**46,794**	**14,800**

29 - MISCELLANEOUS LOSSES

The breakdown of the "Others" line included in the "Miscellaneous losses" caption is as follows:

	9.30.04	9.30.03
	Thousands of Pesos	
Depreciation of miscellaneous assets	428	538
Turnover tax	346	-
Other taxes	1,467	4,175
Loss on operations with premises and equipment and miscellaneous assets	17,618	3,520
Donations	245	236
System for repayment of loans with discounts	1,769	14,126
Tax on personal assets – General Resolution 1497/02	1,077	1,077
Reversal of compensating bonds – Law 25796 (Note 3.2.)	51,645	-
Others	6,273	1,642
Total	**80.868**	**25,314**

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

30 - DEPOSIT GUARANTEE INSURANCE SYSTEM

Law 24485, Decrees 540/95 and 1127/98 and Communication "A" 2337 and supplementary ones of the Argentine Central Bank provide that the institutions encompassed by the Financial Institutions Law should make a normal contribution equivalent to 0.03% of their monthly average daily balances of deposits in checking accounts, savings accounts, time deposits, special accounts, fixed-term investments and frozen balances stemming from the aforementioned deposits.

In addition to the normal contribution, the institutions are required to make a separate additional contribution, in proportion to the result obtained from the weighting of several factors.

Communication "A" 3064 of the Argentine Central Bank provides that, effective as of the date of payment of contributions corresponding to January 2000, the ordinary contribution is reduced to 0.015% provided that financial institutions enter into loan contracts with Seguro de Depósitos Sociedad Anónima ("SEDESA") allocated to the Deposits Guarantee Fund. Effective September 2000, Argentine Central Bank Communication "A" 3153 set aside the above-mentioned loans; notwithstanding this, the loan contracts arranged until that date will continue to be in force until the corresponding settlement thereof, under the terms and conditions agreed upon with SEDESA.

Through Communication "A" dated September 14, 2004, the BCRA changed the normal contribution to 0.02% of the monthly average of daily deposit balances mentioned in the first paragraph.

It is also established that the BCRA may require payment of the equivalent amount of up to 24 normal minimum contributions with at least 30 calendar days in advanced, to cover deficits in the Fund.

This System does not cover the transferable time deposits whose ownership has been acquired through endorsement, the placements attracted through systems which offer incentives in addition to the interest rate agreed upon, the deposits in which interest rates exceeding the reference rate established by the Argentine Central Bank are arranged, the deposits made by financial institutions with other brokers, including the time deposit certificates acquired through a secondary transaction, the deposits made by persons related to the Bank, either directly or indirectly, time deposits of securities, acceptances or guarantees and the frozen balances arising from deposits and other liabilities excluded from that System.

31 - SUBSIDIARY COMPANIES

The bank has equity investments in the following subsidiaries:

Notes to the Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

a. 99.99% of the BHN Sociedad de Inversión Sociedad Anónima's share capital, which amounts to Ps. 18,000 thousand. In addition, the Bank maintains irrevocable capital contributions of Ps.10,000 thousand. In turn, BHN Sociedad de Inversión Sociedad Anónima holds a 99.9976% equity interest in BHN Vida Sociedad Anónima and BHN Seguros Generales Sociedad Anónima, a 99% equity interest in BHN Seguros de Crédito Hipotecario Sociedad Anónima and a 100% equity interest in Mortgage Systems International, LLC.

b. 99.99% of BHN Inmobiliaria Sociedad Anónima's share capital, which amounts to Ps. 1,900 thousand. The corporate purpose of this company consists in real estate transactions.

c. 70% of the share capital of BACS Banco de Crédito y Securitización Sociedad Anónima, which amounts to Ps. 62,500 thousand. The principal line of business of this bank will consist in fostering the creation and development of a secondary market for mortgage loans in Argentina.

d. 100% of the share capital of VR-Tasaciones y Certificaciones Sociedad Anónima, which amounts to Ps. 200 thousand. This company's line of business is the appraisal and certification of all types of urban and rural real estate located in Argentina or abroad.

At September 30, 2004, the Bank's equity interest in the above-mentioned companies is reflected in accounts in the "Investments in other companies" caption.

The relevant total amounts arising from the September 30, 2004 financial statements of the main controlled investees are as follows:

	BACS Banco de Crédito y Securitización S.A. (2)	BHN Sociedad de Inversión S.A. (1) (3)	BHN Inmobiliaria S.A. (4)
	(In thousands of pesos)		
Assets	179,176	51,583	3,416
Liabilities	71,288	10,109	278
Minority interest	-	2	-
Shareholders' equity	107,888	41,472	3,138
Net loss	10,828	2,164	125

(1) Consolidated balances
(2) Financial statements at September 30, 2004
(3) Financial statements at June 30, 2004
(4) Financial statements at March 31, 2003.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

32 - RESTRICTION ON THE DISTRIBUTION OF PROFITS

No profits may be distributed when any financial year does not produce profits.

Argentine Central Bank Communication "A" 4152 dated June 2, 2004 left without effect the suspension of the distribution of profits established by Communication "A" 3574. However, those banks which proceed to such distribution must be previously authorized by the Financial and Exchange Institutions Superintendency.

Furthermore, Argentine Central Bank Communication "A" 3785 dated October 29, 2002 restricted the distribution of cash dividends, to the extent that the Bank has decided to value its holdings of bonds received under Sections 28 and 29 of Decree 905 at their technical value, except for the amount of profits in excess of the difference between the carrying value and the market value of those bonds, net of the pertinent appropriation to legal reserve and to the reserve established by the Bank's by-laws (see Note 3).

Under the contracts signed as a result of the restructuring of the Bank's financial debt (Note 1), there are restrictions on the distribution of profits until such time as at least 60% of the total initial principal amount of the long-term and guaranteed tranches of the new debt has been amortized.

33 - RUBRICATION OF BOOKS

At the date of these financial statements, the transactions conducted by the Bank had been recorded in the rubricated books, as called for by the regulations in force.

34 - TRANSACTIONS CARRIED OUT WITH RELATED COMPANIES

The balances at September 30, 2004 are as follows:

	Thousands of Pesos
Loans	
BACS Banco de Crédito y Securitización S.A.	8,013
Miscellaneous receivables – Sundry Debtors	
BHN Vida S.A.	1,342
BHN Seguros Generales S.A.	178
BHN Sociedad de Inversión S.A.	5
BHN Inmobiliaria S.A.	278
BACS Banco de Crédito y Securitización S.A.	576

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

	Thousands of Pesos
Deposits – Checking accounts and time deposits	
BHN Sociedad de Inversión S.A.	541
BHN Inmobiliaria S.A.	1,498
BHN Vida S.A.	3,012
BHN Seguros Generales S.A.	2,322
BHN Seguros de Crédito Hipotecario S.A.	108
BACS Banco de Crédito y Securitización S.A.	43
VR – Tasaciones y Certificaciones S.A.	148
Miscellaneous liabilities	
BACS Banco de Crédito y Securitización S.A.	44
Balance to be Paid-In	
BHN Vida S.A.	(*)
BHN Seguros Generales S.A.	(*)
BHN Seguros de Crédito Hipotecario S.A.	(*)
Financial Income	
BACS Banco de Crédito y Securitización S.A.	62
Financial Expenses	
BHN Sociedad de Inversión S.A.	11
BHN Vida S.A.	23
BHN Seguros Generales S.A.	16
BHN Seguros de Crédito Hipotecario S.A.	1
BACS Banco de Crédito y Securitización S.A.	4
Income for Services	
BACS Banco de Crédito y Securitización S.A.	148
Expenses for Services	
BACS Banco de Crédito y Securitización S.A.	277

(*) BALANCES TO BE PAID-IN, IN PESOS

BHN Vida S.A.	90
BHN Seguros Generales S.A.	90

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated November 08, 2004
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

35 - INCOME TAX

In accordance with Law No. 24855 and its regulatory Decree No. 924/97, income obtained by the Bank as a result of loan operations formalized, agreed, undertaken or recognized through the date of registration of its by-laws are exempt from income tax; however, income provided by loan operations after that date are subject to this tax.

As a general rule, the income tax law admits the deduction of expenses incurred to obtain or maintain the source of taxable income. For purposes of deducting from the taxable income those expenses incurred to obtain jointly taxable and non-taxable income, expenses should be segregated accordingly.

Furthermore, the fiscal rule grants preeminence to the direct allocation method rather than the apportionment method to determine the deductible expenses. Thus, the apportionment method should only be used when it is not possible to make a direct allocation of expenses to the taxable income.

Until the fiscal year ended December 31, 1998 the Bank determined its income tax based on the expense apportionment method, treating as deductible the portion of expenses arising from applying to the total expenses incurred the ratio of taxable income to total income.

As from fiscal year ended December 31, 1999 income tax was calculated considering the direct relationship between expenses and the obtainment of taxable and non-taxable income, and the apportionment method was only used for those expenses which could not be directly allocated to each of the income producing sources.

The Bank has filed its income tax returns for the 1999, 2000, 2001, 2002 and 2003 fiscal years adopting the above mentioned methodology. (See Notes 36 and 37).

36 - MINIMUM NOTIONAL INCOME TAX

Minimum notional income tax was created by Law No. 25063 to be in effect for 10 years as from fiscal 1998 as a tax complementary of income tax. Minimum notional income tax consists in a minimum taxation, which assesses certain productive assets at the tax rate of 1%. The ultimate tax obligation will be the higher of minimum notional income tax or income tax. For financial entities, the taxable basis will be 20% of their computable assets. If in a fiscal year, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of any income tax excess over minimum notional income tax through the next ten years.

In relation to the tax loss carry-forward determined by the Bank for last three fiscal years, the pertinent minimum notional income tax obligation was calculated.

37 - CONTINGENT ASSETS

As described in Note 10.16 and as a result of the use of the direct allocation method for deducting interest for income tax computation purposes, for the fiscal year ended December 31, 2003, the Bank is reporting a loss carry-forward of approximately Ps. 2,086,490 thousand. At September 30, 2004 this amount is disclosed in memorandum accounts.

As mentioned in Note 3.2., the Bank has recorded under memorandum accounts a positive contingency in the amount of Ps. 81,645 for purposes of the compensation for asymmetric indexation laid down by Law 25796.

38 - ACQUISITION BY THE BANK OF ITS OWN SHARES

At August 22, 2000, the Board of Directors resolved to authorize the acquisition of shares representing the Bank's own capital stock, within the terms of article 220, clause 2 of Law 19550. This authorization is due to the Bank's need to protect the price of the share in view of the volatility affecting the market, the low liquidity of which could expose the share to undesirable price fluctuations. On May 31, 2001, the Ordinary General Assembly approved this measure.

On the basis of the authorization mentioned in the preceding paragraph, in December 2000, the Bank acquired its own shares. At June 30, 2003, the Bank's holding of its own shares has been recorded in the "Government and corporate securities" caption.

On January 20, 2004, the Bank sold 994,015 of its own class D shares, after the expiration of the time frame for shareholders to exercise their preemptive and accretion rights, according to the following detail:

1. 579,860 class D shares were awarded to the shareholders who exercised the preemptive right, for which the Bank collected a total amount of Ps. 4,018 thousand;

2. 414,155 class D shares were awarded to the shareholders who exercised the accretion right, for which the Bank collected a total amount of Ps. 2,870 thousand.

39 - OVER-THE-COUNTER BROKER

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated November 08, 2004
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

The Bank's minimum shareholders' equity required by the Argentine Central Bank rules is in excess of that required by the National Securities Commission in Resolution No. 290, as amended, in order to act as an Over-the-Counter Broker and has been duly paid up at period end.

40 - PUBLICATION OF FINANCIAL STATEMENTS

In line with the guidelines of Communication "A" 760, the prior involvement of the Argentine Central Bank is not required in order to publish these financial statements.

41 - TRUST ACTIVITIES

The Bank acts as trustee under trusts as collateral for certain construction projects, within the framework of its Securitization Operations – Line of Credit for Financing Construction Projects with Transfer of Trust Ownership.

For this transaction a trust is organized as collateral consisting of the assets included in the corresponding contracts, the trust ownership of which is transferred to the Bank as the Trustee. The Bank exercises the powers granted to it under the Trust Agreement to protect the Creditor's interests covered by the collateral. In relation to some of those projects, the Bank has made payments and collections on behalf of the originator and for its account.

At September 30, 2004, the receivables included in this transaction, which remain under assets, amounted to Ps. 2,984 thousand.

42 - CONVERSION OF PROVINCIAL PUBLIC DEBT INTO SECURED BONDS

Decree 1579/02 issued by the Executive Branch established that the Trust Fund for Provincial Development should assume the provincial debts instrumented in the form of Government Securities, Treasury Bills or Loans. Furthermore, through Banco de la Nación Argentina, in its capacity as trustee, this Fund was to issue Secured Bonds to offer them as payment for debts of Argentine provinces with banks and financial entities.

The Bank, in its capacity as creditor of various provincial states, presented the documentation corresponding to the offer to accept the conversion of those amounts due into Secured Bonds.

On March 19, 2003, the Bank was notified of Resolutions Nos. 742/02 and 765/02 of the Ministry of Economy accepting the Offer for Conversion of Provincial Public Debt into Secured Bonds corresponding to the debts with: i) Province of Formosa, for an original principal amount of US$ 11,627 thousand, the amount to be exchanged being Ps. 16,884 thousand; and ii) Province of Buenos Aires, for an original principal amount of US$

74,969 thousand, the amount to be exchanged being 103,347 thousand. Those bonds were deposited in the name of the Bank on July 3, 2003.

On February 26 and March 4, 2004, the Bank was notified of Ministry of Economy and Production Resolution No. 633/03 accepting the Offer to convert Provincial Public Debt into Secured Bonds, corresponding to receivables from: i) Province of Neuquén (Senillosa and Cutral Co Municipalities) for an original principal amount of US$ 2,645 thousand, the amount to be exchanged being Ps. 4,551 thousand; and from ii) Province of Corrientes (Goya and Itati Municipalities) for an original principal amount of US$ 350 thousand, the amount to be exchanged being Ps. 123 thousand. The related bonds were deposited on behalf of the Bank on September 29, 2004.

On October 28, 2004 the bonds corresponding to the debt of the Municipality of Paraná were deposited in favor of the Bank, which was approved by Ministry of Economy and Production Resolution No. 633/03. The original principal amount was US$ 6,297 thousand and the amount to be exchanged, Ps. 4,173 thousand.

At the date of issue of these financial statements, approval by the Ministry of Economy of the remaining offers presented is pending.

43 - OUT-OF-COURT REORGANIZATION PLAN

On June 9, 2004, the Bank requested approval of an out-of-court reorganization plan from the Federal Court of Original Jurisdiction on Commercial Matters No. 14, Clerk's Office No. 28. On October 29, 2004 that court rejected the plan submitted, because it considered that financial institutions may not resort to this type of proceeding. Although at the date of these financial statements the deadline for lodging an appeal against that lower court resolution had not expired, the Bank has informed the court that it will appeal that resolution.

44 - SUBSEQUENT EVENTS

44.1. SALE OF EURO PURCHASE OPTION AGREEMENT

On October 29, 2004, options to purchase Euros in exchange for US dollars were sold, which had been acquired on January 5, 2004 in view of the need to cover the risk attaching to the appreciation in the value of the Euro against the US dollar (Note 21.1.).

44.2. FINANCIAL HEDGE CONTRACT

Notes to the Financial Statements

Corresponding to the period ended September 30, 2004
In comparative format with the same period of the previous year

On October 29, 2004, the Bank entered into a currency swap contract (Cross Currency Swap) with Credit Suisse First Boston for € 100,000 thousand. This transaction is secured by BODEN 2012.

44.3. ISSUANCE OF NEW SERIES OF SAVINGS MORTGAGE BONDS

On November 4, 2004, Series II of Argentine Mortgage Bonds (Cédulas Hipotecarias Argentinas) (CHA) were launched for a face value of Ps. 50,000,000. The period for accepting this offering will expire on November 17, 2004.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated November 08, 2004
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the report issued for Argentine purposes in accordance with local generally accepted accounting principles)

Limited Review Report

Messrs.
Banco Hipotecario Sociedad Anónima
Reconquista 151
Autonomous City of Buenos Aires

1. We have performed a limited review of the balance sheet of Banco Hipotecario Sociedad Anónima (the "Bank") as of September 30, 2004 and 2003 and the related statements of income and source and application of funds for the period of nine months then ended, the statement of changes in shareholders' equity for the period of nine months ended September 30, 2004, as well as Notes 1 to 44 and Schedules A, B, C, D, E, F, G, H, I, J, K, L and N, which supplement them. Furthermore, we have also performed a limited review of the consolidated financial statements of Banco Hipotecario Sociedad Anónima and its subsidiaries for the period of nine months ended September 30, 2004, as well as consolidated Schedule B and Notes 1 to 5 to consolidated financial statements, which are presented as supplementary information. The preparation and issuance of these financial statements are the responsibility of the Bank.

2. Our reviews were limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences and included the audit procedures established by the Argentine Central Bank through Circular CONAU-1 "Minimum standards for external audits" for limited reviews of quarterly financial statements, which consist mainly of the application of analytical procedures to the financial statement figures and of making inquiries of Bank staff responsible for preparing the information contained in the financial statements and its subsequent analysis. These limited reviews are substantially less in scope than an audit examination, the objective of which is to express an opinion on the financial statements being examined. Accordingly, we do not express an opinion on the Bank's financial position, the results of its operations, changes in its shareholders' equity and sources and application of funds as of September 30, 2004 and 2003, or on its consolidated financial statements.

3. As described in Note 2, in view of the Argentine economic crisis, the period under analysis and prior years have been affected by a number of measures adopted by the National Government. The future development of the economic crisis may require that the Government modify some of the measures adopted or issue additional regulations. Accordingly, the Bank's financial statements should be read in the light of those circumstances.

4. Banco Hipotecario S.A. has prepared its September 30, 2004 financial statements in accordance with BCRA regulations. However, as mentioned in Notes 2, 3, 5 and 6 to the financial statements, uncertainty still persists which could affect the Bank in relation to compliance by the Public Sector with its obligations with the Bank derived from government securities and loans and consequently to the recoverable value of those assets for approximately $4,550,000 thousand, which have been recorded on the consolidated financial statements at September 30, 2004, the balance of which, net of the liabilities held with the BCRA mentioned in Note 6, amounts to approximately $2,337,000 thousand. 99% of those assets correspond to loans and government securities not included in the sovereign debt restructuring process.

5. As mentioned in Note 10 "Basis for presentation of the financial statements", the Bank has prepared these financial statements applying the valuation and disclosure criteria established by the regulations of the Argentine Central Bank in its capacity as Financial Institutions Control Authority, through the issue of Circular CONAU-1, complementary regulations and amendments. However, as mentioned in Note 11, those criteria for valuing certain assets and liabilities and the financial statement disclosure and presentation criteria established by the Control Authority are not in accordance in certain aspects with professional accounting standards in effect in the Autonomous City of Buenos Aires, the effects of which have not been disclosed in these financial statements.

6. On February 18, 2004, we issued an audit report on the Bank's financial statements and consolidated financial statements for the fiscal year ended December 31, 2003 with an abstention of opinion because of the uncertain circumstances indicated in section 4., the situation described in section 3. above, which has improved at the date of this report as mentioned in Note 2 to the financial statements and other uncertain situations that have been resolved at the date of this report, as mentioned in Notes 3.1, 3.2, 4 and 5, regarding (a) the rediscount and liquidity assistance loan maturity extension granted by the BCRA, (b) the compensation amount from the BCRA established by Sections 28 and 29 of Decree 905/02 determined by the Bank, (c) the compensation for the asymmetric indexation established by Law 25796, and d) compliance with the plan mentioned in Note 4. Furthermore, on November 5, 2003, we issued a limited review report with an abstention of statement on the Bank's financial statements and its consolidated financial statements as of September 30, 2003, which included an observation on the uncertainty as to the restructuring of all negotiable obligation series, loans from banks and other foreign entities, which has been remedied, with the impact mentioned in Note 1. Those reports also included an exception due to certain deviations from professional accounting standards mentioned in section 5. above.

7. Based on the work done and on our examination of Banco Hipotecario S.A. financial statements and its consolidated financial statements for the fiscal year ended December 31, 2003, to which reference is made in section 6. above, we report that the September 30, 2004 and 2003 financial statements of that Bank and its

consolidated financial statements, prepared in accordance with BCRA regulations and considering the observation mentioned in section 5., in accordance with accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us, and that we have no observations to make on them other than that mentioned in section 4.

8. As called for by the regulations in force, we report that:

8. a) The Bank's financial statements and consolidated financial statements have been transcribed to the "Inventory and Balance Sheet" book and are in compliance with the provisions of Law 19550, and BCRA and CNV regulations.

8.b) The Bank's financial statements stem from accounting record systems kept in all formal respects as called for by prevailing legal rules and BCRA rules, which maintain the same security and integrity conditions as those authorized by the CNV.

8.c) As of September 30, 2004, the liabilities accrued in respect of employee withholdings and employer contributions towards the National Social Security System, according to the accounting records and supporting schedules, amounted to $ 716,149.74, which were not yet due at that date.

Buenos Aires, November 8, 2004

PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Professional Registration of the Firm
CPCECABA T° 1 F° 17
Gabriel R. Martini
Public Accountant (UBA)
CPCE Cap. Fed. T° 201 F° 24

Report of the Syndics Committee

To the Shareholders and Directors of
BANCO HIPOTECARIO SOCIEDAD ANÓNIMA.
Reconquista 151
Autonomous City of Buenos Aires

1. In our capacity as Syndics of Banco Hipotecario S.A., we have performed a limited review of the Balance Sheet as of September 30, 2004, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement Sources and Application of Funds for the period of nine months then ended, as well as complementary Notes 1 to 44, and Schedules A, B, C, D, E, F, G, H, I, J, K, L and N, which have been submitted by the Bank to our consideration. Furthermore, we have performed a limited review of the consolidated financial statements of Banco Hipotecario S.A. and its subsidiaries as of September 30, 2004, as well as consolidated Schedule B and Notes 1 to 5, which are presented as complementary information. Preparation and issuance of those documents are the responsibility of the Bank.

2. Our work was performed in accordance with standards applicable to syndics. These standards require syndics to review the documents detailed in section I. in accordance with auditing standards applicable in Argentina for limited reviews of financial statements for interim periods, and verify the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and evaluate the conformity of those decisions with the law and the by-laws insofar as concerns formal and documentary aspects.

   For purposes of our work involving the documents detailed in section I., we reviewed the work performed by the External Auditor Price Waterhouse & Co. SRL in accordance with prevailing auditing standards applicable for limited reviews of financial statements for interim periods, in conformity with professional accounting standards and the "Minimum Standards on External Audits" issued by the Argentine Central Bank. That review included verifying the planning of the work, as well as the nature, scope and timing of the procedures applied and the results of the limited review performed by that Accounting Firm. A limited review mainly consists in applying analytical procedures to the accounting information and making inquiries of the staff responsible for accounting and financial issues. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to issue an opinion on the financial statements taken as a whole. Therefore, we did not apply all necessary

procedures to be able to issue an opinion on the financial statements mentioned in Section 1. The external auditors issued their report on November 8, 2004, with the contents of which we concur. It is not the responsibility of the Syndics Committee to perform any control over the management, so our review did not cover the business decisions and criteria regarding the different areas of the Bank, as such matters are the exclusive responsibility of the Board of Directors.

3. The September 30, 2003 balances that are disclosed in the financial statements have been presented for comparative purposes and examined by us, and we issued our limited review report on them on November 5, 2003 with an abstention of statement in view of the uncertain conditions prevailing at that date, as explained in point 6 of this report.

4. Banco Hipotecario S.A. has prepared its September 30, 2004 financial statements in accordance with BCRA regulations. However, as mentioned in Notes 2, 3, 5 and 6 to the financial statements, uncertainty still persists which could affect the Bank in relation to compliance by the Public Sector with its obligations with the Bank derived from government securities and loans and consequently to the recoverable value of those assets for approximately $4,550,000 thousand, which have been recorded on the consolidated financial statements at September 30, 2004, the balance of which, net of the liabilities held with the BCRA mentioned in Note 6, amounts to approximately $2,337,000 thousand. 99% of those assets correspond to loans and government securities not included in the sovereign debt restructuring process.

5. As mentioned in Note 10 "Basis for presentation of the financial statements", the Bank has prepared these financial statements applying the valuation and disclosure criteria established by the regulations of the Argentine Central Bank in its capacity as Financial Institutions Control Authority, through the issue of Circular CONAU-1, complementary regulations and amendments. However, as mentioned in Note 11, those criteria for valuing certain assets and liabilities and the financial statement disclosure and presentation criteria established by the Control Authority are not in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires and CNV regulations, the effects of which have not been disclosed in these financial statements.

6. On February 18, 2004, this Syndics Committee issued its report on the financial statements of Banco Hipotecario S.A. for the fiscal year ended December 31, 2003 with an abstention on opinion, in view of the situations described in section 4., and other uncertain situations that have been remedied at the date of this

report, as mentioned in Notes 3.1, 3.2, 4 and 5, relating to (a) the rediscount and liquidity assistance loan maturity extension granted by the BCRA, (b) the compensation amount from the BCRA established by Sections 28 and 29 of Decree 905/02 determined by the Bank, (c) the compensation for the asymmetric indexation established by Law 25796, and d) compliance with the plan mentioned in Note 4. That report also included an exception for certain deviations from professional accounting standards mentioned in section 5. above.

7. Within the scope of our work and based on the observations included in sections 4. and 5., we state that the September 30, 2004 financial statements of Banco Hipotecario S.A., prepared in accordance with BCRA regulations and accounting standards in effect in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us, and have no further observations to make on them.

   In addition, we report that the attached financial statements stem from accounting records kept, in all formal respects, in conformity with current legal regulations and those issued by the Argentine Central Bank. These financial statements have been prepared, in all material respects, in compliance with the provisions of Law 19550 and Argentine Central Bank and CNV regulations.

Autonomous City of Buenos Aires, November 8, 2004

Dr. RICARDO FLAMMINI
For the Committee of Syndics

Public notices published in the Official Gazette, "La Prensa" newspaper and Bulletin of the Buenos Aires Stock Exchange on April 4, 5, 6, 7 and 10, 2004.

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the General Ordinary Shareholders' Meeting to be held on May 31, 2004, at first call at 10:30 a.m., and at second call at 11:30 a.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes; (ii) Explanation of the reasons why the Shareholders' Meeting is held beyond the term set forth in the Regulations of the Argentine Securities Commission; (iii) Review of documents required under Section 234, Subsection 1, of Law 19,550 for the fiscal year ended December 31, 2003; (iv) Allocation of profits for the fiscal year; (v) Consideration of the Board of Directors' and Supervisory Committee's performance; (vi) Consideration of fees paid to the Board of Directors for technical and administrative duties for Ps. 2,504 thousand during the Fiscal Year ended December 31, 2003, which reflected a computable deficit under the terms of the Regulations of the Argentine Securities Commission; and in addition, with respect to the Directors who are members of the Executive Committee, approval of the payment of Ps. 2,552 thousand as participation in the profits and Ps. 2,500 thousand as estimated stock appreciation, as resolved upon at the Shareholders' Meeting No. 13 dated April 28, 1999; (vii) Consideration of renewal and revision of the compensation plan approved at the Ordinary Shareholders' Meeting No. 13, in accordance with Section 14, Subsection c), paragraph (i) of the Bank's Bylaws; (viii) Consideration of the fees payable to the Supervisory Committee, (ix) Authorization under the terms of Section 273 of Law No. 19,550 for Dr. Julio A. Macchi to act as regular director of the Bank; (x) Appointment of Certifying Accountant for fiscal year 2004.

The Board of Directors

NOTE: The Shareholders are advised that the Financial Statements for the Fiscal Year ended December 31, 2003, as published in the Official Gazette on March 19, 2004, are available at the Bank's Secretary's Office located at Reconquista 151 - Piso 5° - City of Buenos Aires. In addition, it is made known that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the

book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before May 24, 2004, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "D" Shareholders to be held on May 31, 2004, at first call at 12 noon, at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes; (ii) Election of five regular directors for a term of two fiscal years, to replace five regular directors whose term of office has ended; (iii) Election of four alternate directors to replace four alternate directors whose term of office has ended.

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before May 24, 2004, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "C" Shareholders to be held on May 31,

2004, at first call at 13 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes; (ii) Election of one regular director for a term of two fiscal years, to replace one regular director whose term of office has ended.

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before May 24, 2004, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "B" Shareholders to be held on May 31, 2004, at first call at 12:30 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes; (ii) Election of one regular director for a term of two fiscal years, to replace one regular director whose term of office has ended; (iii) Election of one alternate director to replace one alternate director whose term of office has ended.

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer

accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before May 24, 2004, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

2. Convocatorias y Avisos Comerciales

2.1. CONVOCATORIAS

NUEVAS

"A"

ALL STAR S.A.

CONVOCATORIA ASAMBLEA GENERAL ORDINARIA

Se convoca a los Sres. Accionistas a Asamblea General Ordinaria a celebrarse el día 26 de abril de 2005 a las 16.30 hs. en Junín 1745 Ciudad Autónoma de Buenos Aires para considerar el siguiente:

ORDEN DEL DIA:

1°) Designación de 2 accionistas presentes para firmar el acta.

2°) *Consideración de los documentos del art. 234 inc.1 de la Ley 19.550 al ejercicio económico cerrado el 28 de febrero del 2003. Demora en su* tratamiento y aprobación.

3°) Distribución de Resultados y Remuneración Directorio *por sobre los límites que marca la* legislación vigente.

4°) Elección del Directorio.

Para poder concurrir a la Asamblea, los accionistas *deberán cursar a la sociedad con no menos* de 3 días de anticipación a la celebración del acto, la comunicación prevista en el art. 238 de la ley 19.550 para que se los inscriba en el Registro de Asistencia. Presidente Rodolfo Rubén Dichiaro por Acta de Asamblea de fecha 21 de diciembre de 2001.

Presidente - Rodolfo Rubén Dichiaro

Certificación emitida por: H. B. Gutiérrez de Simone. N° Registro: 55. N° Matrícula: 1578. Fecha: 23/3/05. N° Acta: 45. Libro N°: 46.

e. 1/4 N° 37.058 v. 7/4/2005

ALL STAR S.A.

CONVOCATORIA ASAMBLEA GENERAL ORDINARIA

Se convoca a los Sres. Accionistas a Asamblea General Ordinaria *a celebrarse el día 29 de abril* de 2005 a las 16.30 hs. en Junín 1745 Ciudad Autónoma de Buenos Aires para considerar el siguiente:

ORDEN DEL DIA:

1°) Designación de 2 accionistas presentes para firmar el acta.

2°) Consideración de los documentos del art. 234 inc. 1 de la ley 19.550 al ejercicio económico cerrado el 28 de febrero del 2004. Demora en su *tratamiento y aprobación.*

3°) Distribución de Resultados y Remuneración del Directorio por sobre los límites que marca la legislación vigente. Para poder concurrir a la asamblea, los accionistas deberán cursar a la sociedad *con no menos de 3 días de anticipación a la celebración del acto,* la comunicación prevista en el art. 238 de la ley 19.550 para que se los inscriba en el Registro de Asistencia.

Presidente Rodolfo Rubén Dichiaro por acta de asamblea de fecha 21 de diciembre de 2001.

Presidente - Rodolfo Rubén Dichiaro

Certificación emitida por: H. B. Gutiérrez de Si*mone. N° Registro: 55. N° Matrícula:* 1578. Fecha: 23/3/05. N° Acta: 46. Libro N°: 46.

e. 1/4 N° 37.059 v. 7/4/2005

ALPARGATAS S.A.I.C.

CONVOCATORIA ASAMBLEA GENERAL ORDINARIA Y EXTRAORDINARIA

Por resolución del Directorio y conforme al Estatuto, se cita a los Señores Accionistas de ALPARGATAS, SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL a *Asamblea General Ordinaria* y Extraordinaria para el día 29 de abril de 2005, a las 14:00 horas, en primera convocatoria. La Asamblea tendrá lugar en la sede social, sita en Azara 841, sexto piso, Ciudad de Buenos Aires, *para tratar el siguiente:*

ORDEN DEL DIA:

1°) Designación de dos accionistas para confeccionar *y firmar el acta, juntamente con el Presidente de la Asamblea.*

2°) Consideración de la Memoria, Estados Contables, Reseña Informativa, Información del art. 68 del Reglamento de la Bolsa de Comercio, Dictamen *de la Firma Auditora, Informe Anual de* Gestión del Comité de Auditoría e Informe del Consejo de Vigilancia, relativos al ejercicio económico finalizado el 31 de diciembre de 2004.

3°) Consideración de los resultados acumulados *negativos al cierre del ejercicio del año 2004* y del patrimonio neto negativo a esa fecha.

4°) Consideración de la gestión del Directorio y del Consejo de Vigilancia.

5°) Consideración de las remuneraciones a los Directores y miembros del Consejo de Vigilancia (importe propuesto para Directores: $ 300.000, y *para miembros del Consejo de Vigilancia: $ 36.000)* correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004, el cual arrojó quebranto computable en los términos de las Normas de la Comisión Nacional de Valores.

6°) *Directorio: Determinación del número de* Directores Titulares y Suplentes y, en su caso, elección de los que corresponda.

7°) Consejo de Vigilancia: Determinación del número de sus miembros e integración del mismo *por el lapso de tres ejercicios.*

8°) Fijación del presupuesto del Comité de Auditoría para el ejercicio en curso, en los términos del art. 24 bis del estatuto social.

9°) Fijación de la retribución de la Firma Audito*ra por su cometido con relación al ejercicio eco*nómico finalizado el 31 de diciembre de 2004.

10) Contrato de Fideicomiso de Garantía Alpargatas, de fecha 09-11-2000, suscripto entre los Acreedores financieros de la Sociedad (Fiduciantes), Comafi Fiduciario Financiero S.A. (Fiduciario) y Alpargatas S.A.I.C.: consideración del proyecto de asignación de las acciones remanentes (260.495 acciones) y la lista de beneficiarios.

NOTAS:

A. *Depósito de constancias y certificados: Para* concurrir a la Asamblea (artículo 238 de la Ley de Sociedades Comerciales), los accionistas deberán depositar constancia de su cuenta de acciones escriturales extendidas por HSBC Bank Ar*gentina S.A. como Agente de Registro o certifica*do extendido por la Caja de Valores S.A. (en caso de tener incorporadas sus acciones al régimen de depósito colectivo de dicha sociedad). El depósito deberá efectuarse en la sede social, sita Azara 841, 5° piso, *Ciudad de Buenos Aires, de lunes a* viernes, en el horario 10:00 a 13:00 horas y 15:00 a 17:00 horas.

El 25 de abril 2005, a las 17:00 horas, vencerá el plazo para efectuar el referido depósito.

B. Las acciones preferidas emitidas de acuerdo a lo resuelto por la Asamblea General Ordinaria celebrada el 4 de agosto de 1988, *tendrán dere*cho de voto en la presente asamblea.

C. A fin de considerar el punto 10° del Orden del Día, la Asamblea se reunirá en carácter de Extraordinaria.

D. *Para el caso de no obtenerse quórum en la* primera convocatoria para considerar los temas de la Asamblea Ordinaria, se cita a los Sres. Accionistas para la misma fecha y una hora después, en segunda convocatoria.

E. *Para el caso de que, en primera convocato*ria, no se llegare a contar con el quórum debido para considerar los temas de la Asamblea Extraordinaria, el directorio realizará la citación correspondiente a la segunda convocatoria.

F. *Se recuerda que,* debido a la citación simultánea y para una misma fecha, para la primera y segunda convocatoria de la Asamblea Ordinaria, y conforme las disposiciones del art. 237 de la Ley de Sociedades Comerciales y al art. 26 del estatuto, *en esta oportunidad existe un único plazo para* efectuar el depósito mencionado en el apartado A *anterior; y que el mismo vencerá en la fecha y* hora antes indicadas.

G. Se hace saber que se encuentra a disposición de los Sres. Accionistas la documentación a ser considerada en la presente asamblea, según *los Puntos 2° y 10° del Orden del Día. Dicha do*cumentación e información podrán ser retiradas en el quinto piso de la sede social, en el horario 10:00 a 13:00 horas y 15:00 a 17.00 horas. El Directorio.

Autorizado por acta de asamblea del 30 de mayo de 2003 del libro de actas de asamblea N° 5, donde se designan a las autoridades, y acta de directorio del 29 de abril de 2004 del libro de actas de directorio N° 26 donde se distribuyeron los cargos.

Presidente - Horacio G. Scapparone

Certificación emitida por: Ana María Chiesa. N° Matrícula: 3810. Fecha: 28/3/05. N° Acta: 096. Libro N°: 021.

e. 1/4 N° 37.008 v. 7/4/2005

"B"

BANCO HIPOTECARIO S.A.

CONVOCATORIA

Se convoca a los señores accionistas del BANCO HIPOTECARIO S.A. a Asamblea Especial de Accionistas Clase "D" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 13,30 *horas, en la sede social sita en Reconquista 151,* piso 7°, de la Ciudad de Buenos Aires, con el objeto de considerar el siguiente:

ORDEN DEL DIA:

(i) Designación de dos accionistas para aprobar y suscribir el acta;

(ii) Elección de cuatro directores titulares por dos ejercicios, en reemplazo de cuatro directores titulares con mandato cumplido;

(iii) Elección de cuatro directores suplentes, en reemplazo de directores suplentes con mandato cumplido. El Directorio

NOTA: Se informa a los sres. accionistas que el registro de acciones escriturales de la sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la men*cionada Caja de Valores S.A. En el supuesto de* acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, *este deberá ser depositado en la sede social,* Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs. La sociedad entregará a los señores accionistas los comprobantes necesarios de recibo que servirán para la admisión a la asamblea.

Ernesto Viñes, Director, según resulta del Acta de Asamblea Especial de Accionistas Clase "D" número 30 del 19/06/2002. Firma certificada en el sello de certificaciones de firmas F.1520742. 28/03/2005.

Escribana - Elizabeth A. Córdoba

Certificación emitida por: Colegio de Escribanos de la Ciudad de Buenos Aires. N° Registro: 453. N° *Matrícula: 4253. Fecha: 28/3/05. N° Acta:* 92. Libro N°: 48.

e. 1/4 N° 13.556 v. 7/4/2005

BANCO HIPOTECARIO S.A.

CONVOCATORIA

Se convoca a los señores Accionistas del BANCO HIPOTECARIO S.A. a Asamblea General Or*dinaria a celebrarse el día 28 de abril de 2005, en* primera convocatoria a las 12 horas y en segunda convocatoria a las 13 horas, en la sede social del Banco, sita en Reconquista 151, piso 7°, de la Ciudad de Buenos Aires, para considerar el siguiente:

ORDEN DEL DIA:

(i) Designación de dos accionistas para aprobar y suscribir el acta;

(ii) Consideración de la documentación prescripta por el artículo 234, inciso 1° de la ley 19.550, correspondiente al ejercicio social cerrado el 31/12/04;

(iii) *Consideración de la gestión del Directorio y* la Comisión Fiscalizadora;

(iv) Consideración de las retribuciones al Directorio por funciones técnico administrativas por un total de $ 3430 miles, compuesto de $ 1424 miles *en concepto de honorarios y $ 2006 miles en con*cepto de otras remuneraciones, correspondientes al ejercicio económico finalizado el 31/12/04, el cual arrojó quebranto computable en los términos de las Normas de la Comisión Nacional de Valores;

(v) Consideración de los *honorarios de la Comisión Fiscalizadora;*

(vi) *Designación del Contador Certificante para* el ejercicio del año 2005;

(vii) Delegación en el Directorio de las facultades para fijar la época, monto, plazo y demás términos y condiciones de las emisiones de obliga*ciones negociables dentro del Programa Global* en los términos del artículo 9 de la ley 23.576. El Directorio

NOTA: Se informa a los Sres. Accionistas que *los Estados Contables correspondientes al Ejer*cicio finalizado el 31/12/04, que fueron publicados en el Boletín Oficial el día 9/3/2005, se encuentran a su disposición en la Secretaría General del Banco, Reconquista 151 —piso 5°— *Ciudad de Buenos Aires. Asimismo, se hace saber* que el registro de acciones escriturales de la sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs. La sociedad entregará a los señores accionistas los comprobantes necesarios de recibo que servirán para la admisión a la asamblea.

Ernesto Viñes, Director, según resulta del Acta de Asamblea Especial de Accionistas clase "D" *número 30 del 19/6/2002. Firma certificada en el* sello de certificaciones de firmas N° F. 1520738. 28/03/05.

Escribana - Elizabeth A. Córdoba

Certificación emitida por: Colegio de Escribanos de la Ciudad de Buenos Aires. N° Registro: 453. N° Matrícula: 4253. Fecha: 28/3/05. N° Acta: 88. Libro N°: 48.

e. 1/4 N° 13.554 v. 7/4/2005

BANCO HIPOTECARIO S.A.

CONVOCATORIA

Se convoca a los señores Accionistas del BANCO HIPOTECARIO S.A. a Asamblea Especial de Accionistas Clase "B" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 15 horas, en la sede social sita en Reconquista 151, piso 7°, de la Ciudad de Buenos Aires, con el objeto de considerar el siguiente:

ORDEN DEL DIA:

(i) Designación de accionista para aprobar y suscribir el acta;

(ii) *Elección de un síndico titular y un síndico* suplente por dos ejercicios, en reemplazo del síndico titular y del síndico suplente con mandatos cumplidos. El Directorio.

NOTA: *Se informa a los Sres. Accionistas que* el registro de acciones escriturales de la sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs. La sociedad entregará a los señores accionistas los comprobantes necesarios de recibo que servirán para la admisión a la asamblea.

Ernesto Viñes, Director, según resulta del Acta de Asamblea Especial de Accionistas clase "D" del 19/6/2002. Firma certificada en el sello de certificaciones de firmas número F 1520740. 28/03/2005.

Escribana - Elizabeth A. Córdoba

Certificación emitida por: Colegio de Escribanos de la Ciudad de Buenos Aires. N° Registro: 453. N° Matrícula: 4253. Fecha: 28/3/05. N° Acta: 90. Libro N°: 48.

e. 1/4 N° 13.557 v. 7/4/2005

BANCO HIPOTECARIO S.A.

CONVOCATORIA

Se convoca a los señores Accionistas del BANCO HIPOTECARIO S.A. a Asamblea Especial Conjunta de Accionistas Clase "D" y Clase "C" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 14 horas, en la sede social sita en Reconquista 151, piso 7°, de la Ciudad de Buenos Aires, con el objeto de considerar el siguiente:

ORDEN DEL DIA:

(i) Designación de dos accionistas para aprobar y suscribir el acta;

(ii) Elección de tres síndicos titulares y tres síndicos suplentes por dos ejercicios, en reemplazo de los tres síndicos titulares y de dos síndicos suplentes con mandato cumplido, y de un síndico suplente para cubrir la vacante del que debió asumir como titular ante la renuncia de un síndico titular. El Directorio

NOTA: Se informa a los sres. accionistas que el registro de acciones escriturales de la sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs. La sociedad entregará a los señores accionistas los comprobantes necesarios de recibo que servirán para la admisión a la asamblea.

Ernesto Viñes, Director, según resulta del Acta de Asamblea Especial de Accionistas Clase "D" número 30 del 19/06/2002.

Firma certificada en el sello de certificaciones de firmas F. 1520741. 28/03/2005.

Escribana - Elizabeth A. Córdoba

Certificación emitida por: Colegio de Escribanos de la Ciudad de Buenos Aires. N° Registro: 453. N° Matrícula: 4253. Fecha: 28/3/05. N° Acta: 91. Libro N°: 48.

e. 1/4 N° 13.555 v. 7/4/2005

BANCO HIPOTECARIO S.A.

CONVOCATORIA

Se convoca a los señores Accionistas del BANCO HIPOTECARIO S.A. a Asamblea Especial de Accionistas Clase "A" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 14,30 horas, en la sede social sita en Reconquista 151, piso 7°, de la Ciudad de Buenos Aires, con el objeto de considerar el siguiente:

ORDEN DEL DIA:

(i) Designación de accionista para aprobar y suscribir el acta;

(ii) Elección de dos directores titulares por dos ejercicios, en reemplazo de los directores titulares con mandato cumplido;

(iii) Elección de un síndico titular y un síndico suplente por dos ejercicios, en reemplazo de un síndico titular y de un síndico suplente con mandatos cumplidos. El Directorio

NOTA: Se informa a los Sres. Accionistas que el registro de acciones escriturales de la sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs. La sociedad entregará a los señores accionistas los comprobantes necesarios de recibo que servirán para la admisión a la asamblea.

Ernesto Viñes, Director, según resulta del acta de Asamblea Especial de Accionistas clase "D" número 30 del 19/6/2002. Firma certificada en el sello de certificaciones de firmas F.1520739. 28/03/05.

Escribana - Elizabeth A. Córdoba

Certificación emitida por: Colegio de Escribanos de la Ciudad de Buenos Aires. N° Registro: 453. N° Matrícula: 4253. Fecha: 28/3/05. N° Acta: 89. Libro N°: 48.

e. 1/4 N° 13.559 v. 7/4/2005

BANESPA S.A. Sociedad Gerente de Fondos Comunes de Inversión

CONVOCATORIA

Registro I.G.J. A41993/167592. Convócase a la Asamblea Ordinaria, a reunirse en Corrientes 423, 3er. piso, oficina 8, Capital, el 21 de abril de 2005, a las 18 horas, en 1° convocatoria y a las 19 horas, en 2° convocatoria, para tratar el siguiente:

ORDEN DEL DIA:

1°) Consideración de la documentación (artículo 234 inciso 1° ley 19.550) del ejercicio cerrado el 31 de diciembre de 2004.

2°) Gestión de directorio y sindicatura.

3°) Consideración y destino de los resultados no asignados.

4°) Remuneración a directores en exceso artículo 261 ley 19.550.

5°) Remuneración a sindicatura.

6°) Fijación del número de directores y su designación.

7°) Fijación del número de síndicos y su designación.

8°) Designación de dos accionistas para firmar el acta." El Directorio.

Roberto Picozzi. Presidente electo por acta de asamblea del 14 de mayo de 2004 y acta de directorio N° 532, del 14 de mayo de 2004.

Roberto Picozzi

Certificación emitida por: Arturo Peruzzotti. N° Registro: 394. N° Matrícula: 2922. Fecha: 23/03/05. N° Acta: 46. Libro N°: 57.

e. 1/4 N° 37.096 v. 7/4/2005

BBVA BANCO FRANCES S. A.

CONVOCATORIA

Convócase a los señores Accionistas de BBVA BANCO FRANCES S.A., a Asamblea General Ordinaria y Extraordinaria, a celebrarse el día 28 de abril de 2005, a las 16 horas, en primera convocatoria y para el mismo día a las 17 horas, en segunda convocatoria, para el caso de no obtenerse quórum en la primera convocatoria. En caso de no reunirse el quórum necesario para sesionar como Asamblea Extraordinaria para tratar los puntos 5, 11 y 12 del Orden del Día, la misma será convocada en segunda convocatoria con posterioridad. La Asamblea tendrá lugar en Av. Rivadavia 409, piso segundo, Ciudad Autónoma de Buenos Aires, para tratar el siguiente:

ORDEN DEL DIA:

1°) Designación de dos accionistas para confeccionar y firmar el acta de la asamblea, juntamente con el presidente de la asamblea.

2°) Consideración de la memoria, estados contables, información complementaria y demás información contable, informe de la Comisión Fiscalizadora e informe del auditor correspondientes al ejercicio social N° 130, finalizado el 31 de diciembre de 2004.

3°) Aprobación de la gestión del directorio y de la comisión fiscalizadora.

4°) Consideración de los resultados del ejercicio social N° 130, finalizado el 31 de diciembre de 2004.

5°) Absorción de Pérdidas Acumuladas según normas contables (Comunicación A 4294 y modificatorias) según el siguiente detalle de montos y cuentas de afectación, correspondientes a los ejercicios económicos 2002, 2003 y 2004, cuyos resultados no asignados ascienden a la suma de $ 1.479.003.460,48 (pesos un mil cuatrocientos setenta y nueve millones tres mil cuatrocientos sesenta con cuarenta y ocho centavos), a saber:

Reservas normativas $ 1.802.312,67

Fondos de ajuste patrimonial por revalúos técnicos $ 41.284.921,51.

Ajuste de Primas de emisión de acciones $ 415.640.220,00

Primas de emisión de acciones $ 1.020.276.006,30

6°) Consideración de las retribuciones al Directorio incluyendo sueldos y remuneraciones por el desempeño de funciones técnico-administrativas y comisiones especiales ($ 4.026.243,71 importe asignado) correspondientes al ejercicio social N° 130 finalizado el 31 de diciembre de 2004, el cual arrojó quebranto computable en los términos de las Normas de la Comisión Nacional de Valores.

7°) Consideración de las remuneraciones a la Comisión Fiscalizadora correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004.

8°) Elección de un director independiente en los términos del Decreto 677/01. Determinación del número de integrantes del directorio.

9°) Elección de tres síndicos titulares y tres síndicos suplentes para integrar la comisión fiscalizadora durante el ejercicio en curso.

10) Remuneración del contador dictaminante de los estados contables correspondientes al ejercicio social N° 130 finalizado el 31 de diciembre de 2004. Designación del contador dictaminante para los estados contables correspondientes al ejercicio en curso.

11) Asignación de presupuesto al Comité de Auditoría para recabar asesoramiento profesional.

12) Reforma de los estatutos sociales (artículo 11) en cumplimiento de lo dispuesto por la Resolución General I.G.J. N° 20, sus modificatorias y complementarias.

El nuevo artículo 11° del estatuto social quedará redactado de la siguiente manera:

Directores. Garantía: En garantía del desempeño de su cargo, los directores deberán caucionar a favor de la sociedad, por el término de su mandato, bonos o títulos públicos, o sumas de dinero en moneda nacional o extranjera, o fianzas o avales bancarios o seguros de caución o de responsabilidad civil, por valor de $ 10.000 (diez mil pesos) como mínimo. También deberán constituir domicilio especial en la República.

NOTAS:

(a) Depósito de constancias y certificados: Para concurrir a la Asamblea (artículo 238 de la Ley de Sociedades Comerciales), los accionistas deberán depositar el certificado extendido por Caja de Valores S.A. que acredite su condición de tal. El depósito deberá efectuarse en la Oficina de Títulos-Custodia, sita en Venezuela 538, 2° piso, Ciudad Autónoma de Buenos Aires, de lunes a viernes, en el horario 10 a 15 horas, hasta el 22 de abril de 2005, inclusive. La sociedad les entregará el comprobante que servirá para la admisión a la Asamblea. Se ruega a los señores apoderados de accionistas que deseen concurrir a la Asamblea, presentarse en Av. Rivadavia 409, 2° piso, Ciudad Autónoma de Buenos Aires, provistos de la documentación pertinente, con una hora de antelación al inicio de la Asamblea, a los efectos de su debida acreditación.

(b) Para la consideración de los puntos 5, 11 y 12 del orden del día, la Asamblea tendrá el carácter de extraordinaria.

(c) La documentación que considerará la asamblea se halla a disposición de los señores accionistas en la Oficina de Títulos-Custodia, en la dirección indicada en el punto (a).

El señor Jorge Carlos Bledel, presidente de BBVA Banco Francés S.A, ha sido designado en tal carácter por la Asamblea General Ordinaria y Extraordinaria de Accionistas de fecha 30 de abril de 2003 y reunión del directorio de la misma fecha.

Presidente - Jorge Carlos Bledel

Certificación emitida por: Gustavo H. Pinasco. N° Registro: 1503. N° Matrícula: 2867. Fecha: 29/03/05. N° Acta: 064. Libro N°: 085.

e. 1/4 N° 37.075 v. 7/4/2005

"C"

COPPA SAVIO Y CIA. S.A.C.I.F.

CONVOCATORIA

Convócase a los señores accionistas de COPPA SAVIO Y CIA. SACIF a la Asamblea General Ordinaria para el día 22 de abril de 2005 a las 10 horas, en la sede de la calle, Carlos Pellegrini 37 de Capital Federal, en caso de no reunir el quórum necesario de acuerdo a los estatutos y las leyes vigentes, la Asamblea se realizará en segunda convocatoria, sea cual fuere el quórum reunido, para tratar el siguiente:

ORDEN DEL DIA:

1°) Designación de dos accionistas para firmar el Acta de la Asamblea.

2°) Consideración de la Memoria, Inventario, Balance General, Estado de Resultados, de Evolución del Patrimonio Neto, Anexos, Notas, Cuadro I e informe del Síndico de acuerdo con el Artículo 234 inciso 1 de la Ley 19.550, correspondiente al ejercicio N° 43, finalizado el 31 de diciembre de 2004.

3°) Consideración de la gestión del Directorio y del Síndico por el ejercicio finalizado el 31 de diciembre de 2004.

4°) Remuneración de Directores y destino de las utilidades del ejercicio.

5°) Determinación de la cantidad de Directores y elección de los mismos para los próximos tres ejercicios. Elección de Síndico Titular y Suplente para el ejercicio 2005.

Suscribe el Presidente designado por Acta de Asamblea General Ordinaria N° 48 del 26/4/2002.

Ciudad Autónoma de Buenos Aires, 16 de marzo de 2005.

Presidente - Miguel Angel García

Certificación emitida por: Escribano Alejandro Melo. N° Registro: 1093. N° Matrícula: 3711. Fecha: 22/3/05. N° Acta: 175. Libro N° 20.

e. 1/4 N° 35.071 v. 1/4/2005

COSMOPOLITA DE LINIERS ASOCIACION MUTUAL

CONVOCATORIA A ASAMBLEA GENERAL ORDINARIA

Estimados consocios: En cumplimiento de lo especificado en el Art. 29 del estatuto social, el Consejo Directivo convoca a Asamblea General Ordinaria, para el día sábado 30 de abril próximo, a las 15:30 horas, en su local social de la calle Pieres 232 de la Capital Federal, con el objeto de tratar el siguiente:

ORDEN DEL DIA:

1°) Designación de 2 (dos) señores socios presentes para firmar el Acta de Asamblea.

2°) Elección de la Junta Electoral, según el Art. 41 del estatuto.

3°) Lectura y consideración de la siguiente documentación correspondiente al 100° ejercicio cerrado el 31-12-2004.

a) Memoria del Consejo Directivo.

b) Informe de la Junta Fiscalizadora.

c) Cuenta de gastos y recursos e Inventario y Balance General.

4°) Elección de 3 (tres) miembros Titulares del Consejo Directivo por 2 (dos) años.

5°) Informe sobre la no firma del contrato de locación parcial del inmueble de Pieres 232, por parte de la Secretaría de Educación, del Gobierno de la Ciudad Autónoma.

6°) Tratamiento de la celebración del centenario de la Institución.

Presidente electo por Acta de Asamblea N° 126 de fecha 26-04-2003 (Folio 77 del libro de Actas de Asambleas N° 3) y por Acta del Consejo Directivo N° 1558 de fecha 08-05-2004 (Folio 159 del, Libro de Actas del Consejo Directivo N° 5).

Secretaria electa por Acta de Asamblea N° 126 de fecha 26-4-2003 (Folio 77 del Libro de Actas de Asambleas N° 3) y por Acta del Consejo Directivo N° 1558 de fecha 08-05-2004 (Folio 159 del Libro de Actas del Consejo Directivo N° 5).

Presidente - Guillermo E. Chiocchetti

Secretaria - Elisabeth V. Banegas

Certificación emitida por: Jorge E. Rodríguez. N° Registro: 913. N° Matrícula: 3965. Fecha: 28/3/05. N° Acta: 061. Libro N° 61.

e. 1/4 N° 37.020 v. 1/4/2005

"E"

EDICIONES NUEVA VISION S.A.I.C.

CONVOCATORIA

Convócase a los Accionistas a Asamblea General Ordinaria para el día 19 de abril de 2005 a las 15 horas en Tucumán 3748, Ciudad Autónoma de Buenos Aires, para considerar el siguiente:

2. Convocatorias y Avisos Comerciales

2.1. CONVOCATORIAS

ANTERIORES

"A"

ALLEGRO ARGENTINA S.A.

CONVOCATORIA

Convócase a Asamblea General Ordinaria el 20 de abril de 2005, en 1° y 2° convocatoria, a las 18 horas y 18:30 horas respectivamente, en Suipacha 211, piso 12, departamento F, Ciudad de Buenos Aires, para tratar el siguiente:

ORDEN DEL DIA:

1°) Designación de un Accionista para firmar el Acta.
2°) Consideración motivos por los cuales la Asamblea se celebra fuera de término.
3°) Consideración documentos art. 234.1, Ley 19.550 correspondientes al ejercicio finalizado el 30 ...io de 2004.
4°) ...robación gestión Directorio y fijación retrib...s.
5°) Elección de Directores titulares y suplentes en reemplazo de los que cesan en sus mandatos.

NOTA: Los Accionistas deberán comunicar con 3 días hábiles de anticipación su concurrencia a la Asamblea (art. 238, Ley 19.550).

Presidente: Sara Khaskelevich, designado por Acta de Asamblea N° 6 del 15 de setiembre de 2003).

Certificación emitida por: Isaac Waxemberg. N° Registro: 781. N° Matrícula: 2799. Fecha: 23/03/05. N° Acta: 51. Libro N° 821141.

e. 31/3 N° 36.987 v. 6/4/2005

ALL STAR S.A.

CONVOCATORIA ASAMBLEA GENERAL ORDINARIA

Se convoca a los Sres. Accionistas a Asamblea General Ordinaria a celebrarse el día 26 de abril de 2005 a las 16.30 hs. en Junín 1745 Ciudad Autónoma de Buenos Aires para considerar el siguiente:

ORDEN DEL DIA:

1°) Designación de 2 accionistas presentes para firmar el acta.
2°) ...nsideración de los documentos del art. 23... 1 de la Ley 19.550 al ejercicio económico cer... l 28 de febrero del 2003. Demora en su trat... nto y aprobación.
3°) Distribución de Resultados y Remuneración del Directorio por sobre los límites que marca la legislación vigente.
4°) Elección del Directorio.

Para poder concurrir a la Asamblea, los accionistas deberán cursar a la sociedad con no menos de 3 días de anticipación a la celebración del acto, la comunicación prevista en el art. 238 de la ley 19.550 para que se los inscriba en el Registro de Asistencia. Presidente Rodolfo Rubén Dichiaro por Acta de Asamblea de fecha 21 de diciembre de 2001.

Presidente - Rodolfo Rubén Dichiaro

Certificación emitida por: H. B. Gutiérrez de Simone. N° Registro: 55. N° Matrícula: 1578. Fecha: 23/3/05. N° Acta: 45. Libro N°: 46.

e. 1/4 N° 37.058 v. 7/4/2005

ALL STAR S.A.

CONVOCATORIA ASAMBLEA GENERAL ORDINARIA

Se convoca a los Sres. Accionistas a Asamblea General Ordinaria a celebrarse el día 29 de abril de 2005 a las 16.30 hs. en Junín 1745 Ciudad Autónoma de Buenos Aires para considerar el siguiente:

ORDEN DEL DIA:

1°) Designación de 2 accionistas presentes para firmar el acta.
2°) Consideración de los documentos del art. 234 inc. 1 de la ley 19.550 al ejercicio económico cerrado el 28 de febrero del 2004. Demora en su tratamiento y aprobación.
3°) Distribución de Resultados y Remuneración del Directorio por sobre los límites que marca la legislación vigente. Para poder concurrir a la asamblea, los accionistas deberán cursar a la sociedad con no menos de 3 días de anticipación a la celebración del acto, la comunicación prevista en el art. 238 de la ley 19.550 para que se los inscriba en el Registro de Asistencia.

Presidente Rodolfo Rubén Dichiaro por acta de asamblea de fecha 21 de diciembre de 2001.
Presidente - Rodolfo Rubén Dichiaro

Certificación emitida por: H. B. Gutiérrez de Simone. N° Registro: 55. N° Matrícula: 1578. Fecha: 23/3/05. N° Acta: 46. Libro N°: 46.

e. 1/4 N° 37.059 v. 7/4/2005

ALPARGATAS S.A.I.C.

CONVOCATORIA ASAMBLEA GENERAL ORDINARIA Y EXTRAORDINARIA

Por resolución del Directorio y conforme al Estatuto, se cita a los Señores Accionistas de ALPARGATAS, SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL a Asamblea General Ordinaria y Extraordinaria para el día 29 de abril de 2005, a las 14:00 horas, en primera convocatoria. La Asamblea tendrá lugar en la sede social, sita en Azara 841, sexto piso, Ciudad de Buenos Aires, para tratar el siguiente:

ORDEN DEL DIA:

1°) Designación de dos accionistas para confeccionar y firmar el acta, juntamente con el Presidente de la Asamblea.
2°) Consideración de la Memoria, Estados Contables, Reseña Informativa, Información del art. 68 del Reglamento de la Bolsa de Comercio, Dictamen de la Firma Auditora, Informe Anual de Gestión del Comité de Auditoría e Informe del Consejo de Vigilancia, relativos al ejercicio económico finalizado el 31 de diciembre de 2004.
3°) Consideración de los resultados acumulados negativos al cierre del ejercicio del año 2004 y del patrimonio neto negativo a esa fecha.
4°) Consideración de la gestión del Directorio y del Consejo de Vigilancia.
5°) Consideración de las remuneraciones a los Directores y miembros del Consejo de Vigilancia (importe propuesto para Directores: $ 300.000, y para miembros del Consejo de Vigilancia: $ 36.000) correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004, el cual arrojó quebranto computable en los términos de las Normas de la Comisión Nacional de Valores.
6°) Directorio: Determinación del número de Directores Titulares y Suplentes y, en su caso, elección de los que corresponda.
7°) Consejo de Vigilancia: Determinación del número de sus miembros e integración del mismo por el lapso de tres ejercicios.
8°) Fijación del presupuesto del Comité de Auditoría para el ejercicio en curso, en los términos del art. 24 bis del estatuto social.
9°) Fijación de la retribución de la Firma Auditora por su cometido con relación al ejercicio económico finalizado el 31 de diciembre de 2004.
10) Contrato de Fideicomiso de Garantía Alpargatas, de fecha 09-11-2000, suscripto entre los Acreedores financieros de la Sociedad (Fiduciantes), Comafi Fiduciario Financiero S.A. (Fiduciario) y Alpargatas S.A.I.C.: consideración del proyecto de asignación de las acciones remanentes (260.495 acciones) y la lista de beneficiarios.

NOTAS:

A. Depósito de constancias y certificados: Para concurrir a la Asamblea (artículo 238 de la Ley de Sociedades Comerciales), los accionistas deberán depositar constancia de su cuenta de acciones escriturales extendidas por HSBC Bank Argentina S.A. como Agente de Registro o certificado extendido por la Caja de Valores S.A. (en caso de tener incorporadas sus acciones al régimen de depósito colectivo de dicha sociedad). El depósito deberá efectuarse en la sede social, sita Azara 841, 5° piso, Ciudad de Buenos Aires, de lunes a viernes, en el horario 10:00 a 13:00 horas y 15:00 a 17:00 horas.

El 25 de abril 2005, a las 17:00 horas, vencerá el plazo para efectuar el referido depósito.

B. Las acciones preferidas emitidas de acuerdo a lo resuelto por la Asamblea General Ordinaria celebrada el 4 de agosto de 1988, tendrán derecho de voto en la presente asamblea.

C. A fin de considerar el punto 10° del Orden del Día, la Asamblea se reunirá en carácter de Extraordinaria.

D. Para el caso de no obtenerse quórum en la primera convocatoria para considerar los temas de la Asamblea Ordinaria, se cita a los Sres. Accionistas para la misma fecha y una hora después, en segunda convocatoria.

E. Para el caso de que, en primera convocatoria, no se llegare a contar con el quórum debido para considerar los temas de la Asamblea Extraordinaria, el directorio realizará la citación correspondiente a la segunda convocatoria.

F. Se recuerda que, debido a la citación simultánea y para una misma fecha, para la primera y segunda convocatoria de la Asamblea Ordinaria, y conforme las disposiciones del art. 237 de la Ley de Sociedades Comerciales y al art. 26 del estatuto, en esta oportunidad existe un único plazo para efectuar el depósito mencionado en el apartado A anterior; y que el mismo vencerá en la fecha y hora antes indicadas.

G. Se hace saber que se encuentra a disposición de los Sres. Accionistas la documentación a ser considerada en la presente asamblea, según los Puntos 2° y 10° del Orden del Día. Dicha documentación e información podrán ser retiradas en el quinto piso de la sede social, en el horario 10:00 a 13:00 horas y 15:00 a 17.00 horas. El Directorio.

Autorizado por acta de asamblea del 30 de mayo de 2003 del libro de actas de asamblea N° 5, donde se designan a las autoridades, y acta de directorio del 29 de abril de 2004 del libro de actas de directorio N° 26 donde se distribuyeron los cargos.

Presidente - Horacio G. Scapparone

Certificación emitida por: Ana María Chiesa. N° Matrícula: 3810. Fecha: 28/3/05. N° Acta: 096. Libro N°: 021.

e. 1/4 N° 37.008 v. 7/4/2005

AMERICAN FALCON S.A.

CONVOCATORIA

Se convoca a Asamblea Ordinaria y Extraordinaria en la sede de Santa Fe 1713, Piso 4°, Cap. Fed., en 1ª Convocatoria para el 18-4-05 a las 15 horas y en 2ª Convocatoria en la misma fecha a las 16.00 horas, para el

ORDEN DEL DIA:

1°) Designación de dos accionistas para redactar y firmar el acta de asamblea.
2°) Consideración de las razones de la convocatoria tardía.
3°) Informe de la Comisión Fiscalizadora.
4°) Consideración de la documentación exigida por el art. 234 de la ley de sociedades comerciales correspondiente al ejercicio finalizado el 30 de septiembre 2004.
5°) Consideración de la gestión del Directorio y Comisión Fiscalizadora.
6°) Fijación del número de Directores y elección de los mismos.
7°) Elección de tres miembros titulares y tres suplentes de la Comisión Fiscalizadora por un año.
8°) Consideración de la posibilidad de dejar sin efecto la Reducción del Capital y el aumento de Capital decididos en la Asamblea del 14 de mayo de 2004 en razón de las observaciones efectuadas por la Inspección General de Justicia.
9°) Aumento de Capital Suscripción de Acciones, eventual reforma de Estatutos.

Todos los Accionistas deberán confirmar su asistencia antes del día 13 de Abril de 2005 para ser incluidos en el Libro de Registro de Asistencia a Asambleas. Los accionistas podrán ser representados conforme lo dispuesto en el art. 219 de la LSC. (Documento privado con firma certificada). Presidente electo en Asamblea Ordinaria del 11 de febrero de 2003.

Presidente – Fayez Chehab

Certificación emitida por: Angel Fernando Sosa. N° Registro: 862. N° Matrícula: 1154. Fecha: 21/3/05. N° Acta: 058. Libro N°: 068.

e. 29/3 N° 36.688 v. 4/4/2005

ARGENCONTROL S.A.

CONVOCATORIA
ASAMBLEA GENERAL ORDINARIA

El Directorio resuelve convocar a los Señores Accionistas a la Asamblea General Ordinaria a celebrarse el día martes 26 de abril de 2005 a las 17:10 horas en primera convocatoria y a las 18:15 horas en segunda convocatoria, en la sede social de calle San Martín 344, Planta Baja, a los efectos de considerar el siguiente:

ORDEN DEL DIA:

1°) Designación de dos Accionistas para firmar el Acta.
2°) Consideración de la Memoria, Balance General y Estado de Resultados e Informe de la Comisión Fiscalizadora correspondiente al Ejercicio cerrado el día 31 de diciembre de 2004.
3°) Consideración de las utilidades del ejercicio y distribución de las mismas.
4°) Determinación del número de miembros titulares y suplentes del Directorio y designación de los mismos hasta completar el número determinado por la Asamblea, conforme por lo dispuesto por el artículo 11 del Estatuto Social.
5°) Designación de miembros titulares y miembros suplentes para integrar la Comisión Fiscalizadora conforme a lo dispuesto por el artículo 14 del Estatuto Social. El Directorio.

NOTA: Comunicación de asistencia para concurrir a la Asamblea (Art. 238 de la Ley de Sociedades Anónimas): "Los Accionistas deben cursar comunicación a la Sociedad en el domicilio legal, San Martín 344, Piso 18°, para que se los inscriba en el Libro de Asistencia con no menos de tres (3) días hábiles de anticipación a la fecha fijada". Presidente según Acta de Directorio N° 46 de fecha 05-05-2004. Registro I.G.J. 1622687

Presidente – Luis Ribaya

Certificación emitida por: Carlos Astoul Bonorino. N° Registro: 1372. N° Matrícula: 3195. Fecha: 17/3/05. N° Acta: 062. Libro N° 73.

e. 30/3 N° 36.817 v. 5/4/2005

"B"

BANCO HIPOTECARIO S.A.

CONVOCATORIA

Se convoca a los señores accionistas del BANCO HIPOTECARIO S.A. a Asamblea Especial de Accionistas Clase "D" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 13,30 horas, en la sede social sita en Reconquista 151, piso 7°, de la Ciudad de Buenos Aires, con el objeto de considerar el siguiente:

ORDEN DEL DIA:

(i) Designación de dos accionistas para aprobar y suscribir el acta;
(ii) Elección de cuatro directores titulares por dos ejercicios, en reemplazo de cuatro directores titulares con mandato cumplido;
(iii) Elección de cuatro directores suplentes, en reemplazo de directores suplentes con mandato cumplido. El Directorio

NOTA: Se informa a los sres. accionistas que el registro de acciones escriturales de la sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs. La sociedad entregará a los señores accionistas los comprobantes necesarios de recibo que servirán para la admisión a la asamblea.

Ernesto Viñes, Director, según resulta del Acta de Asamblea Especial de Accionistas Clase "D" número 30 del 19/06/2002. Firma certificada en el sello de certificaciones de firmas F.1520742. 28/03/2005.

Escribano - Elizabeth A. Córdoba

Certificación emitida por: Colegio de Escribanos de la Ciudad de Buenos Aires. N° Registro: 453. N° Matrícula: 4253. Fecha: 28/3/05. N° Acta: 92. Libro N°: 48.

e. 1/4 N° 13.556 v. 7/4/2005

BANCO HIPOTECARIO S.A.

CONVOCATORIA

Se convoca a los señores Accionistas del BANCO HIPOTECARIO S.A. a Asamblea General Ordinaria a celebrarse el día 28 de abril de 2005, en primera convocatoria a las 12 horas y en segunda convocatoria a las 13 horas, en la sede social del Banco, sita en Reconquista 151, piso 7°, de la Ciudad de Buenos Aires, para considerar el siguiente:

ORDEN DEL DIA:

(i) Designación de dos accionistas para aprobar y suscribir el acta;
(ii) Consideración de la documentación prescripta por el artículo 234, inciso 1° de la ley 19.550, correspondiente al ejercicio social cerrado el 31/12/04;
(iii) Consideración de la gestión del Directorio y la Comisión Fiscalizadora;
(iv) Consideración de las retribuciones al Directorio por funciones técnico administrativas por un total de $ 3430 miles, compuesto de $ 1424 miles en concepto de honorarios y $ 2006 miles en concepto de otras remuneraciones, correspondientes al ejercicio económico finalizado el 31/12/04, el cual arrojó quebranto computable en los términos de las Normas de la Comisión Nacional de Valores;
(v) Consideración de los honorarios de la Comisión Fiscalizadora;
(vi) Designación del Contador Certificante para el ejercicio del año 2005;
(vii) Delegación en el Directorio de las facultades para fijar la época, monto, plazo y demás términos y condiciones de las emisiones de obligaciones negociables dentro del Programa Global en los términos del artículo 9 de la ley 23.576. El Directorio

NOTA: Se informa a los Sres. Accionistas que los Estados Contables correspondientes al Ejercicio finalizado el 31/12/04, que fueron publicados en el Boletín Oficial el día 9/3/2005, se encuentran a su disposición en la Secretaría General del Banco, Reconquista 151 —piso 5°— Ciudad de Buenos Aires. Asimismo, se hace saber que el registro de acciones escriturales de la sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs. La sociedad entregará a los señores accionistas los comprobantes necesarios de recibo que servirán para la admisión a la asamblea.

Ernesto Viñes, Director, según resulta del Acta de Asamblea Especial de Accionistas clase "D" número 30 del 19/6/2002. Firma certificada en el sello de certificaciones de firmas N° F. 1520738. 28/03/05.

Escribana - Elizabeth A. Córdoba

Certificación emitida por: Colegio de Escribanos de la Ciudad de Buenos Aires. N° Registro: 453. N° Matrícula: 4253. Fecha: 28/3/05. N° Acta: 88. Libro N°: 48.

e. 1/4 N° 13.554 v. 7/4/2005

BANCO HIPOTECARIO S.A.

CONVOCATORIA

Se convoca a los señores Accionistas del BANCO HIPOTECARIO S.A. a Asamblea Especial de Accionistas Clase "B" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 15 horas, en la sede social sita en Reconquista 151, piso 7°, de la Ciudad de Buenos Aires, con el objeto de considerar el siguiente:

ORDEN DEL DIA:

(i) Designación de accionista para aprobar y suscribir el acta;
(ii) Elección de un síndico titular y un síndico suplente por dos ejercicios, en reemplazo del síndico titular y del síndico suplente con mandatos cumplidos. El Directorio.

NOTA: Se informa a los Sres. Accionistas que el registro de acciones escriturales de la sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs. La sociedad entregará a los señores accionistas los comprobantes necesarios de recibo que servirán para la admisión a la asamblea.

Ernesto Viñes, Director, según resulta del Acta de Asamblea Especial de Accionistas clase "D" del 19/6/2002. Firma certificada en el sello de certificaciones de firmas número F.1520740. 28/03/2005.

Escribana - Elizabeth A. Córdoba

Certificación emitida por: Colegio de Escribanos de la Ciudad de Buenos Aires. N° Registro: 453. N° Matrícula: 4253. Fecha: 28/3/05. N° Acta: 90. Libro N°: 48.

e. 1/4 N° 13.557 v. 7/4/2005

BANCO HIPOTECARIO S.A.

CONVOCATORIA

Se convoca a los señores Accionistas del BANCO HIPOTECARIO S.A. a Asamblea Especial Conjunta de Accionistas Clase "D" y Clase "C" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 14 horas, en la sede social sita en Reconquista 151, piso 7°, de la Ciudad de Buenos Aires, con el objeto de considerar el siguiente:

ORDEN DEL DIA:

(i) Designación de dos accionistas para aprobar y suscribir el acta;
(ii) Elección de tres síndicos titulares y tres síndicos suplentes por dos ejercicios, en reemplazo de los tres síndicos titulares y de dos síndicos suplentes con mandato cumplido, y de un síndico suplente para cubrir la vacante del que debió asumir como titular ante la renuncia de un síndico titular. El Directorio

NOTA: Se informa a los sres. accionistas que el registro de acciones escriturales de la sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs. La sociedad entregará a los señores accionistas los comprobantes necesarios de recibo que servirán para la admisión a la asamblea.

Ernesto Viñes, Director, según resulta del Acta de Asamblea Especial de Accionistas Clase "D" número 30 del 19/06/2002.

Firma certificada en el sello de certificaciones de firmas F. 1520741. 28/03/2005.

Escribana - Elizabeth A. Córdoba

Certificación emitida por: Colegio de Escribanos de la Ciudad de Buenos Aires. N° Registro: 453. N° Matrícula: 4253. Fecha: 28/3/05. N° Acta: 91. Libro N°: 48

e. 1/4 N° 13.555 v. 7/4/2005

BANCO HIPOTECARIO S.A.

CONVOCATORIA

Se convoca a los señores Accionistas del BANCO HIPOTECARIO S.A. a Asamblea Especial de Accionistas Clase "A" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 14,30 horas, en la sede social sita en Reconquista 151, piso 7°, de la Ciudad de Buenos Aires, con el objeto de considerar el siguiente:

ORDEN DEL DIA:

(i) Designación de accionista para aprobar y suscribir el acta;
(ii) Elección de dos directores titulares por dos ejercicios, en reemplazo de los directores titulares con mandato cumplido;
(iii) Elección de un síndico titular y un síndico suplente por dos ejercicios, en reemplazo de un síndico titular y de un síndico suplente con mandatos cumplidos. El Directorio

NOTA: Se informa a los Sres. Accionistas que el registro de acciones escriturales de la sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs. La sociedad entregará a los señores accionistas los comprobantes necesarios de recibo que servirán para la admisión a la asamblea.

Ernesto Viñes, Director, según resulta del acta de Asamblea Especial de Accionistas clase "D" número 30 del 19/6/2002. Firma certificada en el sello de certificaciones de firmas F.1520739. 28/03/05.

Escribana - Elizabeth A. Córdoba

Certificación emitida por: Colegio de Escribanos de la Ciudad de Buenos Aires. N° Registro: 453. N° Matrícula: 4253. Fecha: 28/3/05. N° Acta: 89. Libro N°: 48.

e. 1/4 N° 13.559 v. 7/4/2005

BANESPA S.A. Sociedad Gerente de Fondos Comunes de Inversión

CONVOCATORIA

Registro I.G.J. A41993/167592. Convócase a la Asamblea Ordinaria, a reunirse en Corrientes 423, 3er. piso, oficina 8, Capital, el 21 de abril de 2005, a las 18 horas, en 1° convocatoria y a las 19 horas, en 2° convocatoria, para tratar el siguiente:

ORDEN DEL DIA:

1°) Consideración de la documentación (artículo 234 inciso 1° ley 19.550) del ejercicio cerrado el 31 de diciembre de 2004.
2°) Gestión de directorio y sindicatura.
3°) Consideración y destino de los resultados no asignados.
4°) Remuneración a directores en exceso artículo 261 ley 19.550.
5°) Remuneración a sindicatura.
6°) Fijación del número de directores y su designación.
7°) Fijación del número de síndicos y su designación.
8°) Designación de dos accionistas para firmar el acta." El Directorio.

Roberto Picozzi. Presidente electo por acta de asamblea del 14 de mayo de 2004 y acta de directorio N° 532, del 14 de mayo de 2004.

Roberto Picozzi

Certificación emitida por: Arturo Peruzzotti. N° Registro: 394. N° Matrícula: 2922. Fecha: 23/03/05. N° Acta: 46. Libro N°: 57.

e. 1/4 N° 37.096 v. 7/4/2005

BANCO MACRO BANSUD S.A.

CONVOCATORIA

Se convoca a Asamblea General Ordinaria y Extraordinaria para el día 28 de abril de 2005, a las 11 horas, en la sede social de la calle Sarmiento 447, Capital Federal, para considerar el siguiente:

ORDEN DEL DIA:

1°) Designación de dos accionistas para firmar el acta de la Asamblea.
2°) Consideración de los documentos artículo 234, inc. 1° de la Ley 19.550, correspondientes al ejercicio económico cerrado el 31 de diciembre de 2004.
3°) Aprobación de la gestión del Directorio y de la actuación de la Comisión Fiscalizadora.
4°) Consideración de la distribución de dividendo en efectivo, sujeto a la autorización del Banco Central de la República Argentina.
5°) Destino de los Resultados No Asignados correspondientes al ejercicio 2004.
6°) Consideración de las remuneraciones al directorio correspondientes al ejercicio cerrado el 31 de diciembre de 2004, por $ 5.444.696,34; en exceso de $ 533.831,96 sobre el límite del cinco por ciento (5%) de las utilidades acrecentado conforme al artículo 261 de la Ley N° 19.550 y las Normas de la Comisión Nacional de Valores, ante el monto propuesto de distribución de dividendos
7°) Consideración remuneraciones a la Comisión Fiscalizadora.
8°) Consideración de la remuneración al Contador Dictaminante por el ejercicio cerrado el 31/12/04.
9°) Fijación del número y elección de Directores Titulares y Suplentes, por un ejercicio.
10) Fijación del número y elección de miembros titulares y suplentes de la Comisión Fiscalizadora, por un ejercicio.
11) Designación del Contador Dictaminante para el ejercicio que finalizará el 31/12/2005.
12) Fijación del presupuesto del Comité de Auditoría. Delegación en el Directorio.
13) Reforma de los artículos 14, 18 y 20 del estatuto social. Remuneración del estatuto social. Aprobación de un texto ordenado.
14) Otorgamiento de facultades para gestionar la conformidad de la reforma de estatuto y su inscripción registral. El Directorio.

NOTAS: (i) Al tratar los puntos 13) y 14) la Asamblea deliberará en carácter de extraordinaria. (ii) Para asistir a la Asamblea los Señores Accionistas deberán depositar constancia de la cuenta de acciones escriturales librada al efecto por Caja de Valores S.A. en Sarmiento 447, Capital Federal, de 10 a 15 horas, hasta el 22 de abril de 2005.

Vicepresidente – Delfín Jorge Ezequiel Carballo

Delfín Jorge Ezequiel Carballo, Vicepresidente designado por Asamblea General Ordinaria del 30/4/04 y Acta de Directorio del 30/4/04.

Certificación emitida por: Escribano Alejandro Senillosa. N° Registro: 601. N° Matrícula: 4834. Fecha: 18/3/05. N° Acta: 193. Libro N° 01.

e. 29/3 N° 36.711 v. 4/4/2005

BANCO MARIVA Sociedad Anónima

CONVOCATORIA

Convócase a los señores Accionistas a Asamblea General Ordinaria y Extraordinaria a realizarse el día 27 de abril de 2005 a las 16:00 horas, en primera convocatoria y para el supuesto que fracasare la primera, se convoca en segunda, a las 17:00 horas del mismo día, en la calle San Martín 299, 7° Piso, Capital Federal, para considerar el siguiente:

ORDEN DEL DIA:

1°) Tratamiento de la documentación prevista en el artículo 234, inciso 1° de la ley 19.550, correspondiente al Ejercicio cerrado el 31 de diciembre de 2004;
2°) Consideración del resultado del Ejercicio cerrado el 31 de diciembre de 2004. Distribución de utilidades ad-referéndum de su aprobación por el Banco Central de la República Argentina:
3°) Aumento del Capital Social;
4°) Reforma del artículo décimo cuarto del Estatuto Social. Garantía de los Directores;
5°) Aprobación de la gestión de los señores miembros del Directorio y de los integrantes de la Comisión Fiscalizadora, a los efectos del art. 275 de la ley 19.550, durante el Ejercicio finalizado el 31 de diciembre de 2004;
6°) Remuneración de los señores miembros del Directorio en exceso al límite fijado por el artículo 261 de la ley 19.550, durante el Ejercicio cerrado el 31 de diciembre de 2004;

ALTO PARANA S.A., a Asamblea General Ordinaria y Extraordinaria, a celebrarse el día 22 de abril de 2005, a las 15.00 horas, en primera convocatoria, y a las 15.30 horas en segunda convocatoria, a realizarse en Della Paolera 265 piso 2°, Ciudad Autónoma de Buenos Aires, para considerar el siguiente:

ORDEN DEL DIA:

1°) Elección de dos accionistas para aprobar y firmar el Acta de Asamblea.

2°) Consideración de la Memoria, Balance General, Estado de Resultados, Estado de Origen y Aplicación de Fondos, Estado de Evolución del Patrimonio Neto, Notas, Anexos, Informe de la Comisión Fiscalizadora e Inventario, correspondientes al Ejercicio cerrado el día 31 de diciembre de 2004.

3°) Tratamiento del destino a dar a la prima de emisión, ajuste de capital y prima de fusión y eventual necesidad de efectuar un aumento de capital y consecuente modificación de Estatutos Sociales.

4°) Tratamiento de resultados no asignados de ejercicios anteriores.

5°) Tratamiento del resultado del ejercicio.

6°) Tratamiento de la eventual necesidad de constituir reservas facultativas en los términos del Art. 70 de la Ley de Sociedades Comerciales.

7°) Tratamiento de la necesidad de adecuar los Estatutos Sociales a los términos del Artículo 2° de la Resolución N° 20/2004 de la Inspección General de Justicia, sus modificatorias, complementarias y/o concordantes. Aprovechar la oportunidad para elaborar un texto ordenado del Estatuto social a fin de adecuarlo a tal circunstancia y darle la debida congruencia al mismo.

8°) Consideración de la gestión del Directorio y de la Comisión Fiscalizadora durante el Ejercicio finalizado el día 31 de diciembre de 2004.

9°) Remuneración del Directorio y de la Comisión Fiscalizadora durante el Ejercicio finalizado el día 31 de diciembre de 2004.

10) Elección de Directores Titulares y suplentes para el ejercicio que finalizará el día 31 de diciembre de 2005.

11) Reforma del artículo doce del Estatuto Social. Elección de síndico titular y suplente.

12) Elección de los Auditores Externos para el Ejercicio que finalizará el día 31 de diciembre de 2005 y determinación de su remuneración. Remuneración de los Auditores que se desempeñaron en el Ejercicio que finalizó el día 31 de diciembre de 2004. El Directorio.

NOTAS: 1) Se previene a los Señores Accionistas que para asistir a la Asamblea deberán cursar comunicación a la Sociedad, al domicilio sito en Della Paolera 265 piso 2°, Ciudad Autónoma de Buenos Aires, para que se los inscriba en el libro de Asistencia, hasta el día 19 de abril de 2005, inclusive, en el horario de 10.00 a 17.00 hs. (Art. 238 de la ley 19.550). El Directorio. Designado Presidente en Acta de Asamblea del 27 de abril de 2004 y de Directorio del 17 de mayo de 2004.

Presidente – Juan E. Cambiaso

Certificación emitida por: J.E. Soldano Deheza. N° Registro: 1888. N° Matrícula: 2046. Fecha: 23/3/05. N° Acta: 44. Libro N° 56.

e. 4/4 N° 37.182 v. 8/4/2005

ARGENCONTROL S.A.

CONVOCATORIA
ASAMBLEA GENERAL ORDINARIA

El Directorio resuelve convocar a los Señores Accionistas a la Asamblea General Ordinaria a celebrarse el día martes 26 de abril de 2005 a las 17:10 horas en primera convocatoria y a las 18:15 horas en segunda convocatoria, en la sede social de calle San Martín 344, Planta Baja, a los efectos de considerar el siguiente:

ORDEN DEL DIA:

1°) Designación de dos Accionistas para firmar el Acta.

2°) Consideración de la Memoria, Balance General y Estado de Resultados e Informe de la Comisión Fiscalizadora correspondiente al Ejercicio cerrado el día 31 de diciembre de 2004.

3°) Consideración de las utilidades del ejercicio y distribución de las mismas.

4°) Determinación del número de miembros titulares y suplentes del Directorio y designación de los mismos hasta completar el número determinado por la Asamblea, conforme por lo dispuesto por el artículo 11 del Estatuto Social.

5°) Designación de miembros titulares y miembros suplentes para integrar la Comisión Fiscalizadora conforme a lo dispuesto por el artículo 14 del Estatuto Social. El Directorio.

NOTA: Comunicación de asistencia para concurrir a la Asamblea (Art. 238 de la Ley de Sociedades Anónimas): "Los Accionistas deben cursar comunicación a la Sociedad en el domicilio legal, San Martín 344, Piso 18°, para que se los inscriba en el Libro de Asistencia con no menos de tres (3) días hábiles de anticipación a la fecha fijada". Presidente según Acta de Directorio N° 46 de fecha 05-05-2004. Registro I.G.J. 1622687

Presidente – Luis Ribaya

Certificación emitida por: Carlos Astoul Bonorino. N° Registro: 1372. N° Matrícula: 3195. Fecha: 17/3/05. N° Acta: 062. Libro N° 73.

e. 30/3 N° 36.817 v. 5/4/2005

ASOCIACION ARGENTINA CRIADORES DE HEREFORD

PRIMERA CONVOCATORIA A ASAMBLEA EXTRAORDINARIA N° 14

De acuerdo a lo establecido en el artículo 29 de los Estatutos, se convoca a los señores asociados a la Asamblea Extraordinaria N° 14 que se realizará en la sede de la Asociación, calle Manuel Obarrio 2948, Capital Federal el día 26 de abril de 2005 a las 18.00 horas, para tratar el siguiente orden del día:

ORDEN DEL DIA:

1°) Designación de dos asociados activos presentes en la Asamblea para firmar el acta de la misma, juntamente con los señores Presidente y Secretario.

2°) Autorización de la ASOCIACION ARGENTINA CRIADORES DE HEREFORD a una empresa para la titularidad de la faena y/o exportación para Proyectos de Exportación según resolución 111/2004 de la SAGPyA.

Designados secretario y presidente por Acta Comisión Directiva N° 771 de fecha 26/4/04.

Presidente – Luis Manzano Small
Secretario – Eduardo Boitano

Certificación emitida por: Javier Ma. Guerrico Wichmann. N° Registro: 1629. N° Matrícula: 3884. Fecha: 29/3/05. N° Acta: 086. Libro N° 15.

e. 4/4 N° 35.187 v. 5/4/2005

ASOCIACION ARGENTINA CRIADORES DE HEREFORD

PRIMERA CONVOCATORIA A ASAMBLEA GENERAL ORDINARIA N° 76

De acuerdo a lo establecido en los artículos 28 y 29 de los Estatutos, se convoca a los señores asociados a la Asamblea General Ordinaria N° 76 que se realizará en la sede de la Asociación, calle Manuel Obarrio 2948, Capital Federal el día 26 de abril de 2005 a las 17.00 horas, para tratar el siguiente:

ORDEN DEL DIA:

1°) Homenaje a los socios fallecidos.

2°) Lectura del acta de la Asamblea General Ordinaria N° 75 realizada el día 26 de abril de 2004.

3°) Designación de dos asociados activos presentes en la Asamblea para firmar el acta de la misma, juntamente con los señores Presidente y Secretario de acuerdo con las prescripciones del artículo 29 de los Estatutos.

4°) Consideración de la Memoria Anual, Balance General e Inventario del Ejercicio finalizado el 31 de diciembre de 2004 y gestión de directorio.

Designados secretario y presidente por Acta Comisión Directiva N° 771 de fecha 26/4/04.

Presidente – Luis Manzano Small
Secretario – Eduardo Boitano

Certificación emitida por: Javier Ma. Guerrico Wichmann N° Registro: 1629. N° Matrícula: 3884. Fecha: 29/3/05. N° Acta: 087. Libro N° 15.

e. 4/4 N° 35.186 v. 5/4/2005

"B"

BANCO HIPOTECARIO S.A.

CONVOCATORIA

Se convoca a los señores accionistas del BANCO HIPOTECARIO S.A. a Asamblea Especial de Accionistas Clase "D" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 13,30 horas, en la sede social sita en Reconquista 151, piso 7°, de la Ciudad de Buenos Aires, con el objeto de considerar el siguiente:

ORDEN DEL DIA:

(i) Designación de dos accionistas para aprobar y suscribir el acta;

(ii) Elección de cuatro directores titulares por dos ejercicios, en reemplazo de cuatro directores titulares con mandato cumplido;

(iii) Elección de cuatro directores suplentes, en reemplazo de directores suplentes con mandato cumplido. El Directorio

NOTA: Se informa a los sres. accionistas que el registro de acciones escriturales de la sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs. La sociedad entregará a los señores accionistas los comprobantes necesarios de recibo que servirán para la admisión a la asamblea.

Ernesto Viñes, Director, según resulta del Acta de Asamblea Especial de Accionistas Clase "D" número 30 del 19/06/2002. Firma certificada en el sello de certificaciones de firmas F.1520742. 28/03/2005.

Escribana - Elizabeth A. Córdoba

Certificación emitida por: Colegio de Escribanos de la Ciudad de Buenos Aires. N° Registro: 453. N° Matrícula: 4253. Fecha: 28/3/05. N° Acta: 92. Libro N°: 48.

e. 1/4 N° 13.556 v. 7/4/2005

BANCO HIPOTECARIO S.A.

CONVOCATORIA

Se convoca a los señores Accionistas del BANCO HIPOTECARIO S.A. a Asamblea General Ordinaria a celebrarse el día 28 de abril de 2005, en primera convocatoria a las 12 horas y en segunda convocatoria a las 13 horas, en la sede social del Banco, sita en Reconquista 151, piso 7°, de la Ciudad de Buenos Aires, para considerar el siguiente:

ORDEN DEL DIA:

(i) Designación de dos accionistas para aprobar y suscribir el acta;

(ii) Consideración de la documentación prescripta por el artículo 234, inciso 1° de la ley 19.550, correspondiente al ejercicio social cerrado el 31/12/04;

(iii) Consideración de la gestión del Directorio y la Comisión Fiscalizadora;

(iv) Consideración de las retribuciones al Directorio por funciones técnico administrativas por un total de $ 3430 miles, compuesto de $ 1424 miles en concepto de honorarios y $ 2006 miles en concepto de otras remuneraciones, correspondientes al ejercicio económico finalizado el 31/12/04, el cual arrojó quebranto computable en los términos de las Normas de la Comisión Nacional de Valores;

(v) Consideración de los honorarios de la Comisión Fiscalizadora;

(vi) Designación del Contador Certificante para el ejercicio del año 2005;

(vii) Delegación en el Directorio de las facultades para fijar la época, monto, plazo y demás términos y condiciones de las emisiones de obligaciones negociables dentro del Programa Global en los términos del artículo 9 de la ley 23.576. El Directorio

NOTA: Se informa a los Sres. Accionistas que los Estados Contables correspondientes al Ejercicio finalizado el 31/12/04, que fueron publicados en el Boletín Oficial el día 9/3/2005, se encuentran a su disposición en la Secretaría General del Banco, Reconquista 151 —piso 5°— Ciudad de Buenos Aires. Asimismo, se hace saber que el registro de acciones escriturales de la sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs. La sociedad entregará a los señores accionistas los comprobantes necesarios de recibo que servirán para la admisión a la asamblea.

Ernesto Viñes, Director, según resulta del Acta de Asamblea Especial de Accionistas clase "D" número 30 del 19/6/2002. Firma certificada en el sello de certificaciones de firmas N° F. 1520738. 28/03/05.

Escribana - Elizabeth A. Córdoba

Certificación emitida por: Colegio de Escribanos de la Ciudad de Buenos Aires. N° Registro: 453. N° Matrícula: 4253. Fecha: 28/3/05. N° Acta: 88. Libro N°: 48.

e. 1/4 N° 13.554 v. 7/4/2005

BANCO HIPOTECARIO S.A.

CONVOCATORIA

Se convoca a los señores Accionistas del BANCO HIPOTECARIO S.A. a Asamblea Especial de Accionistas Clase "B" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 15 horas, en la sede social sita en Reconquista 151, piso 7°, de la Ciudad de Buenos Aires, con el objeto de considerar el siguiente:

ORDEN DEL DIA:

(i) Designación de accionista para aprobar y suscribir el acta;

(ii) Elección de un síndico titular y un síndico suplente por dos ejercicios, en reemplazo del síndico titular y del síndico suplente con mandatos cumplidos. El Directorio.

NOTA: Se informa a los Sres. Accionistas que el registro de acciones escriturales de la sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs. La sociedad entregará a los señores accionistas los comprobantes necesarios de recibo que servirán para la admisión a la asamblea.

Ernesto Viñes, Director, según resulta del Acta de Asamblea Especial de Accionistas clase "D" del 19/6/2002. Firma certificada en el sello de certificaciones de firmas número F.1520740. 28/03/2005.

Escribana - Elizabeth A. Córdoba

Certificación emitida por: Colegio de Escribanos de la Ciudad de Buenos Aires. N° Registro: 453 N° Matrícula: 4253. Fecha: 28/3/05. N° Acta: 90. Libro N°: 48.

e. 1/4 N° 13.557 v. 7/4/2005

BANCO HIPOTECARIO S.A.

CONVOCATORIA

Se convoca a los señores Accionistas del BANCO HIPOTECARIO S.A. a Asamblea Especial Conjunta de Accionistas Clase "D" y Clase "C" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 14 horas, en la sede social sita en Reconquista 151, piso 7°, de la Ciudad de Buenos Aires, con el objeto de considerar el siguiente:

ORDEN DEL DIA:

(i) Designación de dos accionistas para aprobar y suscribir el acta;
(ii) Elección de tres síndicos titulares y tres síndicos suplentes por dos ejercicios, en reemplazo de los tres síndicos titulares y de dos síndicos suplentes con mandato cumplido, y de un síndico suplente para cubrir la vacante del que debió asumir como titular ante la renuncia de un síndico titular. El Directorio

---

NOTA: Se informa a los sres. accionistas que el registro de acciones escriturales de la sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5º piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs. La sociedad entregará a los señores accionistas los comprobantes necesarios de recibo que servirán para la admisión a la asamblea.

Ernesto Viñes, Director, según resulta del Acta de Asamblea Especial de Accionistas Clase "D" número 30 del 19/06/2002.

Firma certificada en el sello de certificaciones de firmas F. 1520741. 28/03/2005.

Escribana - Elizabeth A. Córdoba

Certificación emitida por: Colegio de Escribanos de la Ciudad de Buenos Aires. Nº Registro: 453. Nº Matrícula: 4253. Fecha: 28/3/05. Nº Acta: 91. Libro Nº: 48.

e. 1/4 Nº 13.555 v. 7/4/2005

BANCO HIPOTECARIO S.A.

CONVOCATORIA

Se convoca a los señores Accionistas del BANCO HIPOTECARIO S.A. a Asamblea Especial de Accionistas Clase "A" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 14,30 horas, en la sede social sita en Reconquista 151, piso 7º, de la Ciudad de Buenos Aires, con el objeto de considerar el siguiente:

ORDEN DEL DIA:

(i) Designación de accionista para aprobar y suscribir el acta;
(ii) Elección de dos directores titulares por dos ejercicios, en reemplazo de los directores titulares con mandato cumplido;
(iii) Elección de un síndico titular y un síndico suplente por dos ejercicios, en reemplazo de un síndico titular y de un síndico suplente con mandatos cumplidos. El Directorio

---

NOTA: Se informa a los Sres. Accionistas que el registro de acciones escriturales de la sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5º piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs. La sociedad entregará a los señores accionistas los comprobantes necesarios de recibo que servirán para la admisión a la asamblea.

Ernesto Viñes, Director, según resulta del acta de Asamblea Especial de Accionistas clase "D" número 30 del 19/6/2002. Firma certificada en el sello de certificaciones de firmas F.1520739. 28/03/05.

Escribana - Elizabeth A. Córdoba

Certificación emitida por: Colegio de Escribanos de la Ciudad de Buenos Aires. Nº Registro: 453. Nº Matrícula: 4253. Fecha: 28/3/05. Nº Acta: 89. Libro Nº: 48.

e. 1/4 Nº 13.559 v. 7/4/2005

BANESPA S.A. Sociedad Gerente de Fondos Comunes de Inversión

CONVOCATORIA

Registro I.G.J. A41993/167592. Convócase a la Asamblea Ordinaria, a reunirse en Corrientes 423, 3er. piso, oficina 8, Capital, el 21 de abril de 2005, a las 18 horas, en 1ª convocatoria y a las 19 horas, en 2ª convocatoria, para tratar el siguiente:

ORDEN DEL DIA:

1º) Consideración de la documentación (artículo 234 inciso 1º ley 19.550) del ejercicio cerrado el 31 de diciembre de 2004.
2º) Gestión de directorio y sindicatura.
3º) Consideración y destino de los resultados no asignados.
4º) Remuneración a directores en exceso artículo 261 ley 19.550.
5º) Remuneración a sindicatura.
6º) Fijación del número de directores y su designación.
7º) Fijación del número de síndicos y su designación.
8º) Designación de dos accionistas para firmar el acta." El Directorio.

Roberto Picozzi. Presidente electo por acta de asamblea del 14 de mayo de 2004 y acta de directorio Nº 532, del 14 de mayo de 2004.

Roberto Picozzi

Certificación emitida por: Arturo Peruzzotti. Nº Registro: 394. Nº Matrícula: 2922. Fecha: 23/03/05. Nº Acta: 46. Libro Nº: 57.

e. 1/4 Nº 37.096 v. 7/4/2005

BANCO MARIVA Sociedad Anónima

CONVOCATORIA

Convócase a los señores Accionistas a Asamblea General Ordinaria y Extraordinaria a realizarse el día 27 de abril de 2005 a las 16:00 horas, en primera convocatoria y para el supuesto que fracasare la primera, se convoca en segunda, a las 17:00 horas del mismo día, en la calle San Martín 299, 7º Piso, Capital Federal, para considerar el siguiente:

ORDEN DEL DIA:

1º) Tratamiento de la documentación prevista en el artículo 234, inciso 1º de la ley 19.550, correspondiente al Ejercicio cerrado el 31 de diciembre de 2004;
2º) Consideración del resultado del Ejercicio cerrado el 31 de diciembre de 2004. Distribución de utilidades ad-referéndum de su aprobación por el Banco Central de la República Argentina;
3º) Aumento del Capital Social;
4º) Reforma del artículo décimo cuarto del Estatuto Social. Garantía de los Directores;
5º) Aprobación de la gestión de los señores miembros del Directorio y de los integrantes de la Comisión Fiscalizadora, a los efectos del art. 275 de la ley 19.550, durante el Ejercicio finalizado el 31 de diciembre de 2004;
6º) Remuneración de los señores miembros del Directorio en exceso al límite fijado por el artículo 261 de la ley 19.550, durante el Ejercicio cerrado el 31 de diciembre de 2004;
7º) Remuneración de los integrantes de la Comisión Fiscalizadora durante el Ejercicio cerrado el 31 de diciembre de 2004;
8º) Fijación del número de miembros del Directorio y elección de los mismos;
9º) Designación de tres Síndicos titulares y tres Síndicos suplentes para integrar la Comisión Fiscalizadora;
10) Elección de dos Accionistas para firmar el Acta.

NOTA. Se recuerda la obligación que incumbe a los titulares de acciones nominativas de comunicar su asistencia a la Asamblea (Art. 6, inciso h, Ley 22903).

José Luis Pardo, Presidente. Designado en Asamblea del 27-04-2004 y Directorio del 27-04-2004.

Certificación emitida por: Guillermo Emilio Coto. Nº Registro: 1181. Nº Matrícula: 2644. Fecha: 23/3/05. Nº Acta: 149. Libro Nº 045.

e. 31/3 Nº 34.984 v. 6/4/2005

BANCO DE GALICIA Y BUENOS AIRES S.A.

CONVOCATORIA

Edicto rectificatorio del publicado del 28-03-2005 al 01-04-2005, Recibo Número 0058-00013485 de Convocatoria a la Asamblea Ordinaria y Extraordinaria a celebrarse el día 28 de abril de 2005, a las 17.00 horas de BANCO DE GALICIA Y BUENOS AIRES SOCIEDAD ANONIMA, en primera convocatoria, en Teniente General Juan Domingo Perón 525, Piso 10º, Ciudad Autónoma de Buenos Aires (no es sede social). Se deja constancia que para el tratamiento de los puntos sexto y décimoquinto del Orden del día la Asamblea sesionará como Asamblea Extraordinaria y para los demás como Asamblea Ordinaria.

Vicepresidente - Sergio Grinenco

En virtud del Estatuto Social Inscripto originariamente en Inspección General de Justicia, Registro Público de Comercio, el 21-11-1905, bajo el Nº 4, Fº 32 del Lº 20, Tº A; designado por Acta de Asamblea de fecha 30-04-2003 y Acta de Directorio del 30-04-2004.

Certificación emitida por: Andrés A. Martinez. Nº Registro: 284. Nº Matrícula: 4411. Fecha: 28/03/05. Nº Acta: 166. Libro Nº 26.

e. 31/3 Nº 13.525 v. 6/4/2005

BANCO RIO DE LA PLATA S.A.

CONVOCATORIA

Se convoca a Asamblea Ordinaria y Extraordinaria de Accionistas para el día 29 de abril de 2005, a las 11 horas en primera convocatoria y a las 13 horas en segunda convocatoria en caso de fracasar la primera, debiendo en este último caso sólo celebrarse la Asamblea Ordinaria, en la sede social sita en Bartolomé Mitre 480, esquina San Martín, piso 15, Capital Federal, para tratar el siguiente:

ORDEN DEL DIA:

1º) Designación de dos Accionistas para firmar el Acta.
2º) Consideración de los documentos indicados en el artículo 234, inc. 1º, de la ley 19.550 correspondientes al Ejercicio finalizado el 31 de diciembre de 2004 y su resultado.
3º) Aprobación de la gestión del Directorio y de la Sindicatura.
4º) Consideración de los honorarios del Directorio correspondientes al Ejercicio cerrado el 31 de diciembre de 2004 por $ 213.000.
5º) Consideración de los honorarios de la Comisión Fiscalizadora.
6º) Fijación del Número de Directores titulares y Suplentes y designación de los mismos.
7º) Elección de Síndicos Titulares y suplentes.
8º) Designación del Contador que certificará el Balance General, Estado de Resultados, Notas y Anexos correspondiente al ejercicio Nº 98.
9º) Aumento del Capital social por suscripción pública por la suma de hasta $ 400.000.000 (pesos: cuatrocientos millones) mediante la emisión de hasta cuatrocientos millones de acciones preferidas escriturales de $ 1 de valor nominal sin derecho a voto, con derecho a dividendos en igualdad de condiciones que las acciones ordinarias actualmente en circulación al momento de la emisión. Las acciones podrán ser suscriptas en efectivo o mediante la capitalización de aportes irrevocables y/o créditos, según lo determine la Asamblea. Dicho aumento estará sujeto a la autorización de los organismos de control correspondientes a fin de permitir la capitalización de los aportes y/o créditos respectivos.
10) Delegación en el Directorio de la determinación de la época de emisión, forma y condiciones de pago. Otorgamiento al Directorio de facultades para determinar el período de suscripción, y el precio de suscripción, dentro de los límites que fijará la Asamblea, y para la aprobación del Prospecto correspondiente, así como la aprobación de la valuación de los aportes y/o créditos que se capitalizan, la fijación de toda otra condición de emisión, la realización de todos los actos necesarios a fin de llevar a cabo las resoluciones adoptadas, efectuar las modificaciones que sugieran los organismos de control y subdelegar facultades delegadas por la Asamblea en las personas que el Directorio designe al efecto.
11) Reducción del plazo para el ejercicio de los derechos de suscripción preferente y de acrecer para la suscripción de las nuevas acciones hasta el mínimo legal de diez (10) días conforme lo dispuesto por el artículo 194 de la Ley de Sociedades Comerciales Nº 19.550 y sus modificaciones.
12) Consideración de la prórroga del Programa Global de Emisión de Títulos de Corto y Mediano Plazo para la emisión de obligaciones negociables simples, no convertibles en acciones, subordinadas o no por un monto nominal máximo en circulación en cualquier momento de hasta U$S 1.000.000.000 (Dólares Estadounidenses mil millones) o su equivalente en pesos o en otras monedas.

NOTA: Para asistir a la Asamblea los Sres. Accionistas deberán depositar constancia de la cuenta de acciones escriturales librada al efecto por la Caja de Valores S.A. en Bartolomé Mitre 480, piso 5º, Capital Federal, en días hábiles en el horario de 10 a 18 horas, hasta el 25 de abril de 2005. Los representantes de los Accionistas deberán acreditar personería de conformidad a lo dispuesto en la normativa vigente. Asimismo, se informa que los puntos 9), 10), 11), 12) del Orden del Día precedentemente transcriptos serán considerados por la Asamblea en carácter de Extraordinaria. Los restantes puntos del Orden del Día serán considerados por la Asamblea en carácter de Ordinaria.

José Luis Enrique Cristofani

Presidente electo por Acta de Directorio Nro. 3400 del 30-04-2004.

Certificación emitida por: Eduardo Rueda. Nº Registro: 444. Nº Matrícula: 4598. Fecha: 28/03/05. Nº Acta: 149. Libro Nº 8.

e. 31/3 Nº 13.522 v. 6/4/2005

BBVA BANCO FRANCES S. A.

CONVOCATORIA

Convócase a los señores Accionistas de BBVA BANCO FRANCES S.A., a Asamblea General Ordinaria y Extraordinaria, a celebrarse el día 28 de abril de 2005, a las 16 horas, en primera convocatoria y para el mismo día a las 17 horas, en segunda convocatoria, para el caso de no obtenerse quórum en la primera convocatoria. En caso de no reunirse el quórum necesario para sesionar como Asamblea Extraordinaria para tratar los puntos 5, 11 y 12 del Orden del Día, la misma será convocada en segunda convocatoria con posterioridad. La Asamblea tendrá lugar en Av. Rivadavia 409, piso segundo, Ciudad Autónoma de Buenos Aires, para tratar el siguiente:

ORDEN DEL DIA:

1º) Designación de dos accionistas para confeccionar y firmar el acta de la asamblea, juntamente con el presidente de la asamblea.
2º) Consideración de la memoria, estados contables, información complementaria y demás información contable, informe de la Comisión Fiscalizadora e informe del auditor correspondientes al ejercicio social Nº 130, finalizado el 31 de diciembre de 2004.
3º) Aprobación de la gestión del directorio y de la comisión fiscalizadora.
4º) Consideración de los resultados del ejercicio social Nº 130, finalizado el 31 de diciembre de 2004.
5º) Absorción de Pérdidas Acumuladas según normas contables (Comunicación A 4294 y modificatorias) según el siguiente detalle de montos y cuentas de afectación, correspondientes a los ejercicios económicos 2002, 2003 y 2004, cuyos resultados no asignados ascienden a la suma de $ 1.479.003.460,48 (pesos un mil cuatrocientos setenta y nueve millones tres mil cuatrocientos sesenta con cuarenta y ocho centavos), a saber:

Reservas normativas $ 1.802.312,57
Fondos de ajuste patrimonial por revalúos técnicos $ 41.284.921,51.
Ajuste de Primas de emisión de acciones $ 415.640.220,00
Primas de emisión de acciones $ 1.020.276.006,30

6º) Consideración de las retribuciones al Directorio incluyendo sueldos y remuneraciones por el desempeño de funciones técnico-administrativas y comisiones especiales ($ 4.026.243,71 importe asignado) correspondientes al ejercicio social Nº 130 finalizado el 31 de diciembre de 2004, el cual arrojó quebranto computable en los términos de las Normas de la Comisión Nacional de Valores.
7º) Consideración de las remuneraciones a la Comisión Fiscalizadora correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004.
8º) Elección de un director independiente en los términos del Decreto 677/01. Determinación del número de integrantes del directorio.
9º) Elección de tres síndicos titulares y tres síndicos suplentes para integrar la comisión fiscalizadora durante el ejercicio en curso.
10) Remuneración del contador dictaminante de los estados contables correspondientes al ejercicio social Nº 130 finalizado el 31 de diciembre de 2004. Designación del contador dictaminante para

D. Para el caso de no obtenerse quórum en la primera convocatoria para considerar los temas de la Asamblea Ordinaria, se cita a los Sres. Accionistas para la misma fecha y una hora después, en segunda convocatoria.

E. Para el caso de que, en primera convocatoria, no se llegare a contar con el quórum debido para considerar los temas de la Asamblea Extraordinaria, el directorio realizará la citación correspondiente a la segunda convocatoria.

F. Se recuerda que, debido a la citación simultánea y para una misma fecha, para la primera y segunda convocatoria de la Asamblea Ordinaria, y conforme las disposiciones del art. 237 de la Ley de Sociedades Comerciales y al art. 26 del estatuto, en esta oportunidad existe un único plazo para efectuar el depósito mencionado en el apartado A anterior; y que el mismo vencerá en la fecha y hora antes indicadas.

G. Se hace saber que se encuentra a disposición de los Sres. Accionistas la documentación a ser considerada en la presente asamblea, según los Puntos 2° y 10° del Orden del Día. Dicha documentación e información podrán ser retiradas en el quinto piso de la sede social, en el horario 10:00 a 13:00 horas y 15:00 a 17.00 horas. El Directorio.

Autorizado por acta de asamblea del 30 de mayo de 2003 del libro de actas de asamblea N° 5, donde se designan a las autoridades, y acta de directorio del 29 de abril de 2004 del libro de actas de directorio N° 26 donde se distribuyeron los cargos.

Presidente - Horacio G. Scapparone

Certificación emitida por: Ana María Chiesa. N° Matrícula: 3810. Fecha: 28/3/05. N° Acta: 096. Libro N°: 021.

e. 1/4 N° 37.008 v. 7/4/2005

ALTO PARANA S.A.

CONVOCATORIA A ASAMBLEA ORDINARIA Y EXTRAORDINARIA

(Número de Inscripción en la Inspección General de Justicia: 52.335). Por resolución del Directorio convócase a los Señores Accionistas de ALTO PARANA S.A., a Asamblea General Ordinaria y Extraordinaria, a celebrarse el día 22 de abril de 2005, a las 15.00 horas, en primera convocatoria, y a las 15.30 horas en segunda convocatoria, a realizarse en Della Paolera 265 piso 2°, Ciudad Autónoma de Buenos Aires, para considerar el siguiente:

ORDEN DEL DIA:

1°) Elección de dos accionistas para aprobar y firmar el Acta de Asamblea.

2°) Consideración de la Memoria, Balance General, Estado de Resultados, Estado de Origen y Aplicación de Fondos, Estado de Evolución del Patrimonio Neto, Notas, Anexos, Informe de la Comisión Fiscalizadora e Inventario, correspondientes al Ejercicio cerrado el día 31 de diciembre de 2004.

3°) Tratamiento del destino a dar a la prima de emisión, ajuste de capital y prima de fusión y eventual necesidad de efectuar un aumento de capital y consecuente modificación de Estatutos Sociales.

4°) Tratamiento de resultados no asignados de ejercicios anteriores.

5°) Tratamiento del resultado del ejercicio.

6°) Tratamiento de la eventual necesidad de constituir reservas facultativas en los términos del Art. 70 de la Ley de Sociedades Comerciales.

7°) Tratamiento de la necesidad de adecuar los Estatutos Sociales a los términos del Artículo 2° de la Resolución N° 20/2004 de la Inspección General de Justicia, sus modificatorias, complementarias y/o concordantes. Aprovechar la oportunidad para elaborar un texto ordenado del Estatuto social a fin de adecuarlo a tal circunstancia y darle la debida congruencia al mismo.

8°) Consideración de la gestión del Directorio y de la Comisión Fiscalizadora durante el Ejercicio finalizado el día 31 de diciembre de 2004.

9°) Remuneración del Directorio y de la Comisión Fiscalizadora durante el Ejercicio finalizado el día 31 de diciembre de 2004.

10) Elección de Directores Titulares y suplentes para el ejercicio que finalizará el día 31 de diciembre de 2005.

11) Reforma del artículo doce del Estatuto Social. Elección de síndico titular y suplente.

12) Elección de los Auditores Externos para el Ejercicio que finalizará el día 31 de diciembre de 2005 y determinación de su remuneración. Remuneración de los Auditores que se desempeñaron en el Ejercicio que finalizó el día 31 de diciembre de 2004. El Directorio.

NOTAS: 1) Se previene a los Señores Accionistas que para asistir a la Asamblea deberán cursar comunicación a la Sociedad, al domicilio sito en Della Paolera 265 piso 2°, Ciudad Autónoma de Buenos Aires, para que se los inscriba en el libro de Asistencia, hasta el día 19 de abril de 2005, inclusive, en el horario de 10.00 a 17.00 hs. (Art. 238 de la ley 19.550). El Directorio. Designado Presidente en Acta de Asamblea del 27 de abril de 2004 y de Directorio del 17 de mayo de 2004.

Presidente – Juan E. Cambiaso

Certificación emitida por: J. E. Soldano Deheza. N° Registro: 1688. N° Matrícula: 2046. Fecha: 23/3/05. N° Acta: 44. Libro N° 56.

e. 4/4 N° 37.182 v. 8/4/2005

ANDEAN INVESTMENTS PARTNERS S.A.

CONVOCATORIA

Convócase a Asamblea General Ordinaria y Extraordinaria de Accionistas para el día 26 de abril de 2005 a las 11:00 horas, en la sede social de Avenida Santa Fe 846, Piso 8°, Capital Federal.

ORDEN DEL DIA:

1°) Designación de dos accionistas para firmar el acta.

2°) Consideración y aprobación de la documentación prescripta en el inciso 1 del artículo 234 de la ley 19.550 correspondiente al séptimo ejercicio económico finalizado el 31 de diciembre de 2004.

3°) Tratamiento de la renuncia del Sr. Ernesto Patricio Van Peborgh como vicepresidente de la sociedad.

4°) Fijación y elección del número de Directores Titulares y Suplentes.

5°) Fijación y elección del número de Síndicos Titulares y Suplentes.

6°) Aprobación de la gestión de los integrantes del Directorio.

7°) Consideración y resolución acerca de la remuneración de los Directores Titulares y Suplentes correspondiente al ejercicio económico finalizado el 31 de diciembre de 2004.

8°) Reforma del artículo décimo del estatuto social de acuerdo a la resolución 20/2004 I.G.J.

Diego Luis Reimundes, en su carácter de presidente de la sociedad, designado por Acta de Asamblea General Ordinaria número 6, inscripto en la Inspección General de Justicia con fecha 15/10/2004, bajo el número 12960, del libro 26, tomo -, firma la presente convocatoria.

Presidente – Diego L. Reimundes

Certificación emitida por: Martín Ramón Arana (h.). N° Registro: 841. N° Matrícula: 4370. Fecha: 31/03/05. N° Acta: 8. Libro: 51.

e. 5/4 N° 37.233 v. 11/4/2005

"B"

BANCO HIPOTECARIO S.A.

CONVOCATORIA

Se convoca a los señores accionistas del BANCO HIPOTECARIO S.A. a Asamblea Especial de Accionistas Clase "D" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 13,30 horas, en la sede social sita en Reconquista 151, piso 7°, de la Ciudad de Buenos Aires, con el objeto de considerar el siguiente:

ORDEN DEL DIA:

(i) Designación de dos accionistas para aprobar y suscribir el acta;

(ii) Elección de cuatro directores titulares por dos ejercicios, en reemplazo de cuatro directores titulares con mandato cumplido;

(iii) Elección de cuatro directores suplentes, en reemplazo de directores suplentes con mandato cumplido. El Directorio

NOTA: Se informa a los sres. accionistas que el registro de acciones escriturales de la sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs. La sociedad entregará a los señores accionistas los comprobantes necesarios de recibo que servirán para la admisión a la asamblea.

Ernesto Viñes, Director, según resulta del Acta de Asamblea Especial de Accionistas Clase "D" número 30 del 19/06/2002. Firma certificada en el sello de certificaciones de firmas F.1520742. 28/03/2005.

Escribana - Elizabeth A. Córdoba

Certificación emitida por: Colegio de Escribanos de la Ciudad de Buenos Aires. N° Registro: 453. N° Matrícula: 4253. Fecha: 28/3/05. N° Acta: 92. Libro N°: 48.

e. 1/4 N° 13.556 v. 7/4/2005

BANCO HIPOTECARIO S.A.

CONVOCATORIA

Se convoca a los señores Accionistas del BANCO HIPOTECARIO S.A. a Asamblea General Ordinaria a celebrarse el día 28 de abril de 2005, en primera convocatoria a las 12 horas y en segunda convocatoria a las 13 horas, en la sede social del Banco, sita en Reconquista 151, piso 7°, de la Ciudad de Buenos Aires, para considerar el siguiente:

ORDEN DEL DIA:

(i) Designación de dos accionistas para aprobar y suscribir el acta;

(ii) Consideración de la documentación prescripta por el artículo 234, inciso 1° de la ley 19.550, correspondiente al ejercicio social cerrado el 31/12/04;

(iii) Consideración de la gestión del Directorio y la Comisión Fiscalizadora;

(iv) Consideración de las retribuciones al Directorio por funciones técnico administrativas por un total de $ 3430 miles, compuesto de $ 1424 miles en concepto de honorarios y $ 2006 miles en concepto de otras remuneraciones, correspondientes al ejercicio económico finalizado el 31/12/04, el cual arrojó quebranto computable en los términos de las Normas de la Comisión Nacional de Valores;

(v) Consideración de los honorarios de la Comisión Fiscalizadora;

(vi) Designación del Contador Certificante para el ejercicio del año 2005;

(vii) Delegación en el Directorio de las facultades para fijar la época, monto, plazo y demás términos y condiciones de las emisiones de obligaciones negociables dentro del Programa Global en los términos del artículo 9 de la ley 23.576. El Directorio

NOTA: Se informa a los Sres. Accionistas que los Estados Contables correspondientes al Ejercicio finalizado el 31/12/04, que fueron publicados en el Boletín Oficial el día 9/3/2005, se encuentran a su disposición en la Secretaría General del Banco, Reconquista 151 —piso 5°— Ciudad de Buenos Aires. Asimismo, se hace saber que el registro de acciones escriturales de la sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs. La sociedad entregará a los señores accionistas los comprobantes necesarios de recibo que servirán para la admisión a la asamblea.

Ernesto Viñes, Director, según resulta del Acta de Asamblea Especial de Accionistas clase "D" número 30 del 19/6/2002. Firma certificada en el sello de certificaciones de firmas N° F. 1520738. 28/03/05.

Escribana - Elizabeth A. Córdoba

Certificación emitida por: Colegio de Escribanos de la Ciudad de Buenos Aires. N° Registro: 453. N° Matrícula: 4253. Fecha: 28/3/05. N° Acta: 88. Libro N°: 48.

e. 1/4 N° 13.554 v. 7/4/2005

BANCO HIPOTECARIO S.A.

CONVOCATORIA

Se convoca a los señores Accionistas del BANCO HIPOTECARIO S.A. a Asamblea Especial de Accionistas Clase "B" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 15 horas, en la sede social sita en Reconquista 151, piso 7°, de la Ciudad de Buenos Aires, con el objeto de considerar el siguiente:

ORDEN DEL DIA:

(i) Designación de accionista para aprobar y suscribir el acta;

(ii) Elección de un síndico titular y un síndico suplente por dos ejercicios, en reemplazo del síndico titular y del síndico suplente con mandatos cumplidos. El Directorio.

NOTA: Se informa a los Sres. Accionistas que el registro de acciones escriturales de la sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs. La sociedad entregará a los señores accionistas los comprobantes necesarios de recibo que servirán para la admisión a la asamblea.

Ernesto Viñes, Director, según resulta del Acta de Asamblea Especial de Accionistas clase "D" del 19/6/2002. Firma certificada en el sello de certificaciones de firmas número F.1520740. 28/03/2005.

Escribana - Elizabeth A. Córdoba

Certificación emitida por: Colegio de Escribanos de la Ciudad de Buenos Aires. N° Registro: 453. N° Matrícula: 4253. Fecha: 28/3/05. N° Acta: 90. Libro N°: 48.

e. 1/4 N° 13.557 v. 7/4/2005

BANCO HIPOTECARIO S.A.

CONVOCATORIA

Se convoca a los señores Accionistas del BANCO HIPOTECARIO S.A. a Asamblea Especial Conjunta de Accionistas Clase "D" y Clase "C" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 14 horas, en la sede social sita en Reconquista 151, piso 7°, de la Ciudad de Buenos Aires, con el objeto de considerar el siguiente:

ORDEN DEL DIA:

(i) Designación de dos accionistas para aprobar y suscribir el acta,

(ii) Elección de tres síndicos titulares y tres síndicos suplentes por dos ejercicios, en reemplazo de los tres síndicos titulares y de dos síndicos suplentes con mandato cumplido, y de un síndico suplente para cubrir la vacante del que debió asumir como titular ante la renuncia de un síndico titular. El Directorio

NOTA: Se informa a los sres. accionistas que el registro de acciones escriturales de la sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social.

Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs. La sociedad entregará a los señores accionistas los comprobantes necesarios de recibo que servirán para la admisión a la asamblea.

Ernesto Viñes, Director, según resulta del Acta de Asamblea Especial de Accionistas Clase "D" número 30 del 19/06/2002.

Firma certificada en el sello de certificaciones de firmas F. 1520741. 28/03/2005.

Escribana - Elizabeth A. Córdoba

Certificación emitida por: Colegio de Escribanos de la Ciudad de Buenos Aires. N° Registro: 453. N° Matrícula: 4253. Fecha: 28/3/05. N° Acta: 91. Libro N°: 48.

e. 1/4 N° 13.555 v. 7/4/2005

BANCO HIPOTECARIO S.A.

CONVOCATORIA

Se convoca a los señores Accionistas del BANCO HIPOTECARIO S.A. a Asamblea Especial de Accionistas Clase "A" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 14,30 horas, en la sede social sita en Reconquista 151, piso 7°, de la Ciudad de Buenos Aires, con el objeto de considerar el siguiente:

ORDEN DEL DIA:

(i) Designación de accionista para aprobar y *suscribir el acta;*

(ii) Elección de dos directores titulares por dos ejercicios, en reemplazo de los directores titulares con mandato cumplido;

(iii) Elección de un síndico titular y un síndico *suplente por dos ejercicios, en reemplazo de un* síndico titular y de un síndico suplente con mandatos cumplidos. El Directorio.

NOTA: Se informa a los Sres. Accionistas que el *registro de acciones escriturales de la sociedad es* llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la asamblea deberán obtener una constancia de la cuenta de acciones *escriturales librada al efecto por la mencionada* Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs. La sociedad entregará a los señores accionistas los comprobantes necesarios de recibo que servirán para la admisión a la asamblea.

Ernesto Viñes, Director, según resulta del acta de Asamblea Especial de Accionistas clase "D" número 30 del 19/6/2002. Firma certificada en el sello de certificaciones de firmas F.1520739. 28/03/05.

Escribana - Elizabeth A. Córdoba

Certificación emitida por: Colegio de Escribanos de la Ciudad de Buenos Aires. N° Registro: 453. N° Matrícula: 4253. Fecha: 28/3/05. N° Acta: 89. Libro N°: 48.

e. 1/4 N° 13.559 v. 7/4/2005

BANCO MACRO BANSUD S.A.

CONVOCATORIA

Se convoca a Asamblea General Ordinaria y Extraordinaria para el día 28 de abril de 2005, a las 11 horas, en la sede social de la calle Sarmiento 447, Capital Federal, para considerar el siguiente:

ORDEN DEL DIA:

1°) Designación de dos accionistas para firmar el acta de la Asamblea.

2°) Consideración de los documentos artículo 234, inc. 1° de la Ley 19.550, correspondientes al ejercicio económico cerrado el 31 de diciembre de 2004.

3°) Aprobación de la gestión del Directorio y de la actuación de la Comisión Fiscalizadora.

4°) Consideración de la distribución de dividendo en efectivo, sujeto a la autorización del Banco Central de la República Argentina.

5°) Destino de los Resultados No Asignados correspondientes al ejercicio 2004.

6°) Consideración de las remuneraciones al directorio correspondientes al ejercicio cerrado el 31 de diciembre de 2004, por $ 5.444.696,34, en exceso de $ 533.831,96 sobre el límite del cinco por ciento (5%) de las utilidades acrecentado conforme al artículo 261 de la Ley N° 19.550 y las Normas de la Comisión Nacional de Valores, ante el monto propuesto de distribución de dividendos

7°) Consideración remuneraciones a la Comisión Fiscalizadora.

8°) Consideración de la remuneración al Contador Dictaminante por el ejercicio cerrado el 31/12/04.

9°) Fijación del número y elección de Directores Titulares y Suplentes, por un ejercicio.

10) Fijación del número y elección de miembros titulares y suplentes de la Comisión Fiscalizadora, por un ejercicio.

11) Designación del Contador Dictaminante para el ejercicio que finalizará el 31/12/2005.

12) Fijación del presupuesto del Comité de Auditoría. Delegación en el Directorio.

13) Reforma de los artículos 14, 18 y 20 del estatuto social. Renumeración del estatuto social. Aprobación de un texto ordenado.

14) Otorgamiento de facultades para gestionar la conformidad de la reforma de estatuto y su inscripción registral. El Directorio.

NOTAS: (i) Al tratar los puntos 13) y 14) la Asamblea deliberará en carácter de extraordinaria. (ii) Para asistir a la Asamblea los Señores Accionistas deberán depositar constancia de la cuenta de acciones escriturales librada al efecto por Caja de Valores S.A. en Sarmiento 447, Capital Federal, de 10 a 15 horas, hasta el 22 de abril de 2005.

Vicepresidente – Delfín Jorge Ezequiel Carballo

Delfín Jorge Ezequiel Carballo, Vicepresidente designado por Asamblea General Ordinaria del *30/4/04 y Acta de Directorio del 30/4/04.*

Certificación emitida por: Escribano Alejandro Senillosa. N° Registro: 601. N° Matrícula: 4834. Fecha: 18/3/05. N° Acta: 193. Libro N° 01.

NOTA: Se publica nuevamente en razón de haber aparecido con error de imprenta en las ediciones del 29/3 al 4/4/2005.

e. 5/4 N° 36.711 v. 11/4/2005

BANESPA S.A. Sociedad Gerente de Fondos Comunes de Inversión

CONVOCATORIA

Registro I.G.J. A41993/167592. Convócase a la Asamblea Ordinaria, a reunirse en Corrientes 423, 3er. piso, oficina 8, Capital, el 21 de abril de 2005, a las 18 horas, en 1ª convocatoria y a las 19 horas, en 2ª convocatoria, para tratar el siguiente:

ORDEN DEL DIA:

1°) Consideración de la documentación (artículo 234 inciso 1° ley 19.550) del ejercicio cerrado el 31 de diciembre de 2004.

2°) Gestión de directorio y sindicatura.

3°) Consideración y destino de los resultados no asignados.

4°) Remuneración a directores en exceso artículo 261 ley 19.550.

5°) *Remuneración a sindicatura.*

6°) Fijación del número de directores y su designación.

7°) Fijación del número de síndicos y su designación.

8°) *Designación de dos accionistas para firmar* el acta." El Directorio.

Roberto Picozzi. Presidente electo por acta de asamblea del 14 de mayo de 2004 y acta de directorio N° 532, del 14 de mayo de 2004.

Roberto Picozzi

Certificación emitida por: Arturo Peruzzotti. N° Registro: 394. N° Matrícula: 2922. Fecha: 23/03/05. N° Acta: 46. Libro N°: 57.

e. 1/4 N° 37.096 v. 7/4/2005

BANCO MARIVA Sociedad Anónima

CONVOCATORIA

Convócase a los señores Accionistas a Asamblea General Ordinaria y Extraordinaria a realizarse el día 27 de abril de 2005 a las 16:00 horas, en primera convocatoria y para el supuesto que fracasare la primera, se convoca en segunda, a las 17:00 horas del mismo día, en la calle San Martín 299, 7° Piso, Capital Federal, para considerar el siguiente:

ORDEN DEL DIA:

1°) Tratamiento de la documentación prevista en el artículo 234, inciso 1° de la ley 19.550, correspondiente al Ejercicio cerrado el 31 de diciembre de 2004;

2°) Consideración del resultado del Ejercicio cerrado el 31 de diciembre de 2004. Distribución de utilidades ad-referéndum de su aprobación por el Banco Central de la República Argentina;

3°) Aumento del Capital Social;

4°) Reforma del artículo décimo cuarto del Estatuto Social. Garantía de los Directores;

5°) Aprobación de la gestión de los señores miembros del Directorio y de los integrantes de la Comisión Fiscalizadora, a los efectos del art. 275 de la ley 19.550, durante el Ejercicio finalizado el 31 de diciembre de 2004;

6°) Remuneración de los señores miembros del Directorio en exceso al límite fijado por el artículo 261 de la ley 19.550, durante el Ejercicio cerrado el 31 de diciembre de 2004;

7°) Remuneración de los integrantes de la Comisión Fiscalizadora durante el Ejercicio cerrado el 31 de diciembre de 2004;

8°) Fijación del número de miembros del Directorio y elección de los mismos;

9°) Designación de tres Síndicos titulares y tres Síndicos suplentes para integrar la Comisión Fiscalizadora;

10) Elección de dos Accionistas para firmar el Acta.

NOTA: Se recuerda la obligación que incumbe a los titulares de acciones nominativas de comunicar su asistencia a la Asamblea (Art. 6, inciso h, Ley 22903).

José Luis Pardo, Presidente. Designado en Asamblea del 27-04-2004 y Directorio del 27-04-2004.

Certificación emitida por: Guillermo Emilio Coto. N° *Registro:* 1181. N° *Matrícula:* 2644. Fecha: 23/3/05. N° Acta: 149. Libro N° 045.

e. 31/3 N° 34.984 v. 6/4/2005

BANCO DE GALICIA Y BUENOS AIRES S.A.

CONVOCATORIA

Edicto rectificatorio del publicado del 28-03-2005 al 01-04-2005, Recibo Número 0058-00013485 de Convocatoria a la Asamblea Ordinaria y Extraordinaria a celebrarse el día 28 de abril de 2005, a las 17.00 horas de BANCO DE GALICIA Y BUENOS AIRES SOCIEDAD ANONIMA, en primera convocatoria, en Teniente General Juan Domingo Perón 525, Piso 10°, Ciudad Autónoma de Buenos Aires (no es sede social). Se deja constancia que para el tratamiento de los puntos sexto y décimoquinto del Orden del día la Asamblea sesionará como Asamblea Extraordinaria y para los demás como Asamblea Ordinaria.

Vicepresidente - Sergio Grinenco

En virtud del Estatuto Social Inscripto originariamente en Inspección General de Justicia, Registro Público de Comercio, el 21-11-1905, bajo el N° 4, F° 32 del L° 20, T° A; designado por Acta de *Asamblea de fecha 30-04-2003 y Acta de Directo*rio del 30-04-2004.

Certificación emitida por: Andrés A. Martínez. N° Registro: 284. N° Matrícula: 4411. Fecha: *28/03/05. N° Acta: 166. Libro N° 26.*

e. 31/3 N° 13.525 v. 6/4/2005

BANCO RIO DE LA PLATA S.A.

CONVOCATORIA

Se convoca a Asamblea Ordinaria y Extraordinaria de Accionistas para el día 29 de abril de 2005, a las 11 horas en primera convocatoria y a las 13 horas en segunda convocatoria en caso de fracasar la primera, debiendo en este último caso sólo celebrarse la Asamblea Ordinaria, en la sede social sita en Bartolomé Mitre 480, esquina San Martín, piso 15, Capital Federal, para tratar el siguiente:

ORDEN DEL DIA:

1°) Designación de dos Accionistas para firmar el Acta.

2°) Consideración de los documentos indicados en el artículo 234, inc. 1°, de la ley 19.550 correspondientes al Ejercicio finalizado el 31 de diciembre de 2004 y su resultado.

3°) Aprobación de la gestión del Directorio y de la Sindicatura.

4°) Consideración de los honorarios del Directorio correspondientes al Ejercicio cerrado el 31 de diciembre de 2004 por $ 213.000.

5°) Consideración de los honorarios de la Comisión Fiscalizadora.

6°) Fijación del Número de Directores titulares y Suplentes y designación de los mismos.

7°) Elección de Síndicos Titulares y suplentes.

8°) Designación del Contador que certificará el Balance General, Estado de Resultados, Notas y Anexos correspondiente al ejercicio N° 98.

9°) Aumento del Capital social por suscripción pública por la suma de hasta $ 400.000.000 (pesos: cuatrocientos millones) mediante la emisión de hasta cuatrocientos millones de acciones preferidas escriturales de $ 1 de valor nominal sin derecho a voto, con derecho a dividendos en igualdad de condiciones que las acciones ordinarias actualmente en circulación al momento de la emisión. Las acciones podrán ser suscriptas en efectivo o mediante la capitalización de aportes irrevocables y/o créditos, según lo determine la Asamblea. Dicho aumento estará sujeto a la autorización de los organismos de control correspondientes a fin de permitir la capitalización de los aportes y/o créditos respectivos.

10) Delegación en el Directorio de la determi*nación de la época de emisión, forma y condicio*nes de pago. Otorgamiento al Directorio de facultades para determinar el período de suscripción, y el precio de suscripción, dentro de los límites que fijará la Asamblea, y para la aprobación del Pros*pecto correspondiente, así como la aprobación de* la valuación de los aportes y/o créditos que se capitalizan, la fijación de toda otra condición de emisión, la realización de todos los actos necesarios a fin de llevar a cabo las resoluciones adopta*das, efectuar las modificaciones que sugieran los* organismos de control y subdelegar facultades delegadas por la Asamblea en las personas que el Directorio designe al efecto.

11) Reducción del plazo para el ejercicio de los derechos de suscripción preferente y de acrecer para la suscripción de las nuevas acciones hasta el mínimo legal de diez (10) días conforme lo dispuesto por el artículo 194 de la Ley de Sociedades Comerciales N° 19.550 y sus modificaciones.

12) Consideración de la prórroga del Programa Global de Emisión de Títulos de Corto y Mediano Plazo para la emisión de obligaciones negociables simples, no convertibles en acciones, subordinadas o no por un monto nominal máximo en circulación en cualquier momento de hasta U$S 1.000.000.000 (Dólares Estadounidenses mil millones) o su equivalente en pesos o en otras monedas.

NOTA: Para asistir a la Asamblea los Sres. Accionistas deberán depositar constancia de la cuenta de acciones escriturales librada al efecto por la Caja de Valores S.A. en Bartolomé Mitre 480, piso 5°, Capital Federal, en días hábiles en el horario de 10 a 16 horas, hasta el 25 de abril de 2005. Los representantes de los Accionistas deberán acreditar personería de conformidad a lo dispuesto en la normativa vigente. Asimismo, se informa que los puntos 9), 10), 11), 12) del Orden del Día precedentemente transcriptos serán considerados por la Asamblea en carácter de Extraordinaria. Los restantes puntos del Orden del Día serán considerados por la Asamblea en carácter de Ordinaria.

José Luis Enrique Cristofani

Presidente electo por Acta de Directorio Nro. 3400 del 30-04-2004.

Certificación emitida por: Eduardo Rueda N° Registro: 444. N° Matrícula: 4598. Fecha: 28/03/05. N° Acta: 149. Libro N° 8.

e. 31/3 N° 13.522 v. 6/4/2005

BBVA BANCO FRANCES S. A.

CONVOCATORIA

Convócase a los señores Accionistas de BBVA BANCO FRANCES S.A., a Asamblea General Ordinaria y Extraordinaria, a celebrarse el día 28 de abril de 2005, a las 16 horas, en primera convocatoria y para el mismo día a las 17 horas, en segunda convocatoria, para el caso de no obtenerse quórum en la primera convocatoria. En caso de no reunirse el quórum necesario para sesionar como Asamblea Extraordinaria para tratar los puntos 5, 11 y 12 del Orden del Día, la misma será convocada en segunda convocatoria con poste-

ALTO PARANA S.A.

CONVOCATORIA A ASAMBLEA ORDINARIA Y EXTRAORDINARIA

(Número de Inscripción en la Inspección General de Justicia: 52.335). Por resolución del Directorio convócase a los Señores Accionistas de ALTO PARANA S.A., a Asamblea General Ordinaria y Extraordinaria, a celebrarse el día 22 de abril de 2005, a las 15.00 horas, en primera convocatoria, y a las 15.30 horas en segunda convocatoria; a realizarse en Della Paolera 265 piso 2°, Ciudad Autónoma de Buenos Aires, para considerar el siguiente:

ORDEN DEL DIA:

1°) Elección de dos accionistas para aprobar y firmar el Acta de Asamblea.

2°) Consideración de la Memoria, Balance General, Estado de Resultados, Estado de Origen y Aplicación de Fondos, Estado de Evolución del Patrimonio Neto, Notas, Anexos, Informe de la Comisión Fiscalizadora e Inventario, correspondientes al Ejercicio cerrado el día 31 de diciembre de 2004.

3°) Tratamiento del destino a dar a la prima de emisión, ajuste de capital y prima de fusión y eventual necesidad de efectuar un aumento de capital y consecuente modificación de Estatutos Sociales.

4°) Tratamiento de resultados no asignados de ejercicios anteriores.

5°) Tratamiento del resultado del ejercicio.

6°) Tratamiento de la eventual necesidad de constituir reservas facultativas en los términos del Art. 70 de la Ley de Sociedades Comerciales.

7°) Tratamiento de la necesidad de adecuar los Estatutos Sociales a los términos del Artículo 2° de la Resolución N° 20/2004 de la Inspección General de Justicia, sus modificatorias, complementarias y/o concordantes. Aprovechar la oportunidad para elaborar un texto ordenado del Estatuto social a fin de adecuarlo a tal circunstancia y darle la debida congruencia al mismo.

8°) Consideración de la gestión del Directorio y de la Comisión Fiscalizadora durante el Ejercicio finalizado el día 31 de diciembre de 2004.

9°) Remuneración del Directorio y de la Comisión Fiscalizadora durante el Ejercicio finalizado el día 31 de diciembre de 2004.

10) Elección de Directores Titulares y suplentes para el ejercicio que finalizará el día 31 de diciembre de 2005.

11) Reforma del artículo doce del Estatuto Social. Elección de síndico titular y suplente.

12) Elección de los Auditores Externos para el Ejercicio que finalizará el día 31 de diciembre de 2005 y determinación de su remuneración. Remuneración de los Auditores que se desempeñaron en el Ejercicio que finalizó el día 31 de diciembre de 2004. El Directorio.

NOTAS: 1) Se previene a los Señores Accionistas que para asistir a la Asamblea deberán cursar comunicación a la Sociedad, al domicilio sito en Della Paolera 265 piso 2°, Ciudad Autónoma de Buenos Aires, para que se los inscriba en el libro de Asistencia, hasta el día 19 de abril de 2005, inclusive, en el horario de 10.00 a 17.00 hs. (Art. 238 de la ley 19.550). El Directorio. Designado Presidente en Acta de Asamblea del 27 de abril de 2004 y de Directorio del 17 de mayo de 2004.

Presidente – Juan E. Cambiaso

Certificación emitida por: J. E. Soldano Deheza. N° Registro: 1888. N° Matrícula: 2046. Fecha: 23/3/05. N° Acta: 44. Libro N° 56.

e. 4/4 N° 37.182 v. 8/4/2005

ANDEAN INVESTMENTS PARTNERS S.A.

CONVOCATORIA

Convócase a Asamblea General Ordinaria y Extraordinaria de Accionistas para el día 26 de abril de 2005 a las 11:00 horas, en la sede social de Avenida Santa Fe 846, Piso 8°, Capital Federal.

ORDEN DEL DIA:

1°) Designación de dos accionistas para firmar el acta.

2°) Consideración y aprobación de la documentación prescripta en el inciso 1 del artículo 234 de la ley 19.550 correspondiente al séptimo ejercicio económico finalizado el 31 de diciembre de 2004.

3°) Tratamiento de la renuncia del Sr. Ernesto Patricio Van Peborgh como vicepresidente de la sociedad.

4°) Fijación y elección del número de Directores Titulares y Suplentes.

5°) Fijación y elección del número de Síndicos Titulares y Suplentes.

6°) Aprobación de la gestión de los integrantes del Directorio.

7°) Consideración y resolución acerca de la remuneración de los Directores Titulares y Suplentes correspondiente al ejercicio económico finalizado el 31 de diciembre de 2004.

8°) Reforma del artículo décimo del estatuto social de acuerdo a la resolución 20/2004 I.G.J.

Diego Luis Reimundes, en su carácter de presidente de la sociedad, designado por Acta de Asamblea General Ordinaria número 6, inscripto en la Inspección General de Justicia con fecha 15/10/2004, bajo el número 12960, del libro 26, tomo -, firma la presente convocatoria.

Presidente – Diego L. Reimundes

Certificación emitida por: Martín Ramón Arana (h.). N° Registro: 841. N° Matrícula: 4370. Fecha: 31/03/05. N° Acta: 8. Libro: 51.

e. 5/4 N° 37.233 v. 11/4/2005

"B"

BACS BANCO DE CREDITO Y SECURITIZACION S.A.

CONVOCATORIA

Se convoca a los señores Accionistas de BACS BANCO DE CREDITO Y SECURITIZACION S.A. a Asamblea General Ordinaria a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 9 horas, y en segunda convocatoria a las 10 horas, en la sede del Banco, sita en Hipólito Irigoyen 486/498, 3er. piso, de la Ciudad Autónoma de Buenos Aires, para considerar el siguiente:

ORDEN DEL DIA:

(i) Designación de dos Accionistas para aprobar y suscribir el Acta;

(ii) Consideración de la documentación prescripta por el artículo 234, inciso 1° de la Ley 19.550, correspondiente al Ejercicio Social cerrado el 31/12/04;

(iii) Consideración de la gestión del Directorio y de la Comisión Fiscalizadora;

(iv) Determinación del número de Directores y designación de los Directores Titulares y Suplentes;

(v) Consideración de las remuneraciones al Directorio por funciones técnico administrativas de $ 72.000 (pesos setenta y dos mil), correspondientes al ejercicio económico finalizado el 31/12/04, en los términos del último párrafo del artículo 261 de la ley 19.550;

(vi) Consideración de los honorarios de la Comisión Fiscalizadora;

(vii) Designación del Contador Certificante para el año 2005. El Directorio.

NOTA: Se hace saber a los señores Accionistas que para concurrir a la Asamblea (conf art. 238 de la Ley de Sociedades Comerciales), deberán solicitar constancia de su cuenta de acciones escriturales al Banco Hipotecario S.A. sito en Reconquista 151, piso 5°, de la Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 en horario de 10:00 a 12:30 y de 15:00 a 17:30 hs. a los efectos de su admisión a la Asamblea.

Vicepresidente – Clarisa Lifsic de Estol

Vicepresidente de BACS BANCO DE CREDITO Y SECURITIZACION S.A. según resulta del Acta de Asamblea 9 del 30/5/2003 y Acta de Directorio 66 del 6/6/22003. Firma certificada en el sello de certificación de firmas F. 1520744. 29-03-2005.

Certificación emitida por: Esc. Elizabeth Cordoba. N° Registro: 453. N° Matrícula: 4253. Fecha: 29/3/2005. N° Acta: 94. Libro N° 48.

e. 6/4 N° 13.622 v. 12/4/2005

BACS BANCO DE CREDITO Y SECURITIZACION S.A.

CONVOCATORIA

Se convoca a los señores Accionistas de BACS BANCO DE CREDITO Y SECURITIZACION S.A. a Asamblea General Extraordinaria a celebrarse el día 28 de abril de 2005 a las 9,30 horas en la sede del Banco, sita en Hipólito Yrigoyen 486/498, 3er. Piso, de la Ciudad Autónoma de Buenos Aires, para tratar el siguiente:

ORDEN DEL DIA:

i) Designación de dos Accionistas para aprobar y firmar el Acta de la Asamblea;

ii) Consideración de la reforma del artículo 8° del Estatuto Social a fin de adecuarlo a lo dispuesto por las Resoluciones Nros. 20/2004 y 1/2005 de la Inspección General de Justicia de la Nación. El Directorio.

NOTA: Se hace saber a los señores Accionistas que para concurrir a la Asamblea (conf. art. 238 de la Ley de Sociedades Comerciales), deberán solicitar constancia de su cuenta de acciones escriturales al Banco Hipotecario S.A. sito en Reconquista 151, piso 5°, de la ciudad de Buenos Aires, hasta el día 22 de abril de 2005 en horario de 10:00 a 12:30 y de 15:00 a 17:30 hs. a los efectos de su admisión a la Asamblea.

Vicepresidente – Clarisa Lifsic de Estol

Según Acta de Asamblea N° 9 del 30/5/2003 y Acta de Directorio 66 del 6/6/2003. Firma certificada en el sello de certificación de firmas F. 1520749. 30/03/2005.

Certificación emitida por: Elizabeth Cordoba. N° Registro: 453. N° Matrícula: 4253. Fecha: 30/3/2005. N° Acta: 99. Libro N° 48.

e. 6/4 N° 13.624 v. 12/4/2005

BANCO HIPOTECARIO S.A.

CONVOCATORIA

Se convoca a los señores accionistas del BANCO HIPOTECARIO S.A. a Asamblea Especial de Accionistas Clase "D" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 13,30 horas, en la sede social sita en Reconquista 151, piso 7°, de la Ciudad de Buenos Aires, con el objeto de considerar el siguiente:

ORDEN DEL DIA:

(i) Designación de dos accionistas para aprobar y suscribir el acta;

(ii) Elección de cuatro directores titulares por dos ejercicios, en reemplazo de cuatro directores titulares con mandato cumplido;

(iii) Elección de cuatro directores suplentes, en reemplazo de directores suplentes con mandato cumplido. El Directorio

NOTA: Se informa a los sres. accionistas que el registro de acciones escriturales de la sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs. La sociedad entregará a los señores accionistas los comprobantes necesarios de recibo que servirán para la admisión a la asamblea.

Ernesto Viñes, Director, según resulta del Acta de Asamblea Especial de Accionistas Clase "D" número 30 del 19/06/2002. Firma certificada en el sello de certificaciones de firmas F.1520742. 28/03/2005.

Escribana - Elizabeth A. Córdoba

Certificación emitida por: Colegio de Escribanos de la Ciudad de Buenos Aires. N° Registro: 453. N° Matrícula: 4253. Fecha: 28/3/05. N° Acta: 92. Libro N°: 48.

e. 1/4 N° 13.556 v. 7/4/2005

BANCO HIPOTECARIO S.A.

CONVOCATORIA

Se convoca a los señores Accionistas del BANCO HIPOTECARIO S.A. a Asamblea General Ordinaria a celebrarse el día 28 de abril de 2005, en primera convocatoria a las 12 horas y en segunda convocatoria a las 13 horas, en la sede social del Banco, sita en Reconquista 151, piso 7°, de la Ciudad de Buenos Aires, para considerar el siguiente:

ORDEN DEL DIA:

(i) Designación de dos accionistas para aprobar y suscribir el acta;

(ii) Consideración de la documentación prescripta por el artículo 234, inciso 1° de la ley 19.550, correspondiente al ejercicio social cerrado el 31/12/04;

(iii) Consideración de la gestión del Directorio y la Comisión Fiscalizadora;

(iv) Consideración de las retribuciones al Directorio por funciones técnico administrativas por un total de $ 3430 miles, compuesto de $ 1424 miles en concepto de honorarios y $ 2006 miles en concepto de otras remuneraciones, correspondientes al ejercicio económico finalizado el 31/12/04, el cual arrojó quebranto computable en los términos de las Normas de la Comisión Nacional de Valores;

(v) Consideración de los honorarios de la Comisión Fiscalizadora;

(vi) Designación del Contador Certificante para el ejercicio del año 2005;

(vii) Delegación en el Directorio de las facultades para fijar la época, monto, plazo y demás términos y condiciones de las emisiones de obligaciones negociables dentro del Programa Global en los términos del artículo 9 de la ley 23.576. El Directorio

NOTA: Se informa a los Sres. Accionistas que los Estados Contables correspondientes al Ejercicio finalizado el 31/12/04, que fueron publicados en el Boletín Oficial el día 9/3/2005, se encuentran a su disposición en la Secretaría General del Banco, Reconquista 151 —piso 5°— Ciudad de Buenos Aires. Asimismo, se hace saber que el registro de acciones escriturales de la sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs. La sociedad entregará a los señores accionistas los comprobantes necesarios de recibo que servirán para la admisión a la asamblea.

Ernesto Viñes, Director, según resulta del Acta de Asamblea Especial de Accionistas clase "D" número 30 del 19/6/2002. Firma certificada en el sello de certificaciones de firmas N° F. 1520738. 28/03/05.

Escribana - Elizabeth A. Córdoba

Certificación emitida por: Colegio de Escribanos de la Ciudad de Buenos Aires. N° Registro: 453. N° Matrícula: 4253. Fecha: 28/3/05. N° Acta: 88. Libro N°: 48.

e. 1/4 N° 13.554 v. 7/4/2005

BANCO HIPOTECARIO S.A.

CONVOCATORIA

Se convoca a los señores Accionistas del BANCO HIPOTECARIO S.A. a Asamblea Especial de Accionistas Clase "B" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 15 horas, en la sede social sita en Reconquista 151, piso 7°, de la Ciudad de Buenos Aires, con el objeto de considerar el siguiente:

ORDEN DEL DIA:

(i) Designación de accionista para aprobar y suscribir el acta;

(ii) Elección de un síndico titular y un síndico suplente por dos ejercicios, en reemplazo del síndico titular y del síndico suplente con mandatos cumplidos. El Directorio.

NOTA: Se informa a los Sres. Accionistas que el registro de acciones escriturales de la sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el deposi-

tante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs. La sociedad entregará a los señores accionistas los comprobantes necesarios de recibo que servirán para la admisión a la asamblea.

Ernesto Viñes, Director, según resulta del Acta de Asamblea Especial de Accionistas clase "D" del 19/6/2002. Firma certificada en el sello de certificaciones de firmas número F.1520740. 28/03/2005.

Escribana - Elizabeth A. Córdoba

Certificación emitida por: Colegio de Escribanos de la Ciudad de Buenos Aires. N° Registro: 453. N° Matrícula: 4253. Fecha: 28/3/05. N° Acta: 90. Libro N°: 48.

e. 1/4 N° 13.557 v. 7/4/2005

BANCO HIPOTECARIO S.A.

CONVOCATORIA

Se convoca a los señores Accionistas del BANCO HIPOTECARIO S.A. a Asamblea Especial Conjunta de Accionistas Clase "D" y Clase "C" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 14 horas, en la sede social sita en Reconquista 151, piso 7°, de la Ciudad de Buenos Aires, con el objeto de considerar el siguiente:

ORDEN DEL DIA:

(i) Designación de dos accionistas para aprobar y suscribir el acta;

(ii) Elección de tres síndicos titulares y tres síndicos suplentes por dos ejercicios, en reemplazo de los tres síndicos titulares y de dos síndicos suplentes con mandato cumplido, y de un síndico suplente para cubrir la vacante del que debió asumir como titular ante la renuncia de un síndico titular. El Directorio

NOTA: Se informa a los sres. accionistas que el registro de acciones escriturales de la sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs. La sociedad entregará a los señores accionistas los comprobantes necesarios de recibo que servirán para la admisión a la asamblea.

Ernesto Viñes, Director, según resulta del Acta de Asamblea Especial de Accionistas Clase "D" número 30 del 19/06/2002.

Firma certificada en el sello de certificaciones e firmas F. 1520741. 28/03/2005.

Escribana - Elizabeth A. Córdoba

Certificación emitida por: Colegio de Escribanos de la Ciudad de Buenos Aires. N° Registro: 453. N° Matrícula: 4253. Fecha: 28/3/05. N° Acta: 91. Libro N°: 48.

e. 1/4 N° 13.555 v. 7/4/2005

BANCO HIPOTECARIO S.A.

CONVOCATORIA

Se convoca a los señores Accionistas del BANCO HIPOTECARIO S.A. a Asamblea Especial de Accionistas Clase "A" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 14,30 horas, en la sede social sita en Reconquista 151, piso 7°, de la Ciudad de Buenos Aires, con el objeto de considerar el siguiente:

ORDEN DEL DIA:

(i) Designación de accionista para aprobar y suscribir el acta;

(ii) Elección de dos directores titulares por dos ejercicios, en reemplazo de los directores titulares con mandato cumplido;

(iii) Elección de un síndico titular y un síndico suplente por dos ejercicios, en reemplazo de un síndico titular y de un síndico suplente con mandatos cumplidos. El Directorio

NOTA: Se informa a los Sres. Accionistas que el registro de acciones escriturales de la sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs. La sociedad entregará a los señores accionistas los comprobantes necesarios de recibo que servirán para la admisión a la asamblea.

Ernesto Viñes, Director, según resulta del acta de Asamblea Especial de Accionistas clase "D" número 30 del 19/6/2002. Firma certificada en el sello de certificaciones de firmas F.1520739. 28/03/05.

Escribana - Elizabeth A. Córdoba

Certificación emitida por: Colegio de Escribanos de la Ciudad de Buenos Aires. N° Registro: 453. N° Matrícula: 4253. Fecha: 28/3/05. N° Acta: 89. Libro N°: 48.

e. 1/4 N° 13.559 v. 7/4/2005

BANCO MACRO BANSUD S.A.

CONVOCATORIA

Se convoca a Asamblea General Ordinaria y Extraordinaria para el día 28 de abril de 2005, a las 11 horas, en la sede social de la calle Sarmiento 447, Capital Federal, para considerar el siguiente:

ORDEN DEL DIA:

1°) Designación de dos accionistas para firmar el acta de la Asamblea.

2°) Consideración de los documentos artículo 234, inc. 1° de la Ley 19.550, correspondientes al ejercicio económico cerrado el 31 de diciembre de 2004.

3°) Aprobación de la gestión del Directorio y de la actuación de la Comisión Fiscalizadora.

4°) Consideración de la distribución de dividendo en efectivo, sujeto a la autorización del Banco Central de la República Argentina.

5°) Destino de los Resultados No Asignados correspondientes al ejercicio 2004.

6°) Consideración de las remuneraciones al directorio correspondientes al ejercicio cerrado el 31 de diciembre de 2004, por $ 5.444.696,34, en exceso de $ 533.831,96 sobre el límite del cinco por ciento (5%) de las utilidades acrecentado conforme al artículo 261 de la Ley N° 19.550 y las Normas de la Comisión Nacional de Valores, ante el monto propuesto de distribución de dividendos

7°) Consideración remuneraciones a la Comisión Fiscalizadora.

8°) Consideración de la remuneración al Contador Dictaminante por el ejercicio cerrado el 31/12/04.

9°) Fijación del número y elección de Directores Titulares y Suplentes, por un ejercicio.

10) Fijación del número y elección de miembros titulares y suplentes de la Comisión Fiscalizadora, por un ejercicio.

11) Designación del Contador Dictaminante para el ejercicio que finalizará el 31/12/2005.

12) Fijación del presupuesto del Comité de Auditoría. Delegación en el Directorio.

13) Reforma de los artículos 14, 18 y 20 del estatuto social. Renumeración del estatuto social. Aprobación de un texto ordenado.

14) Otorgamiento de facultades para gestionar la conformidad de la reforma de estatuto y su inscripción registral. El Directorio.

NOTAS: (i) Al tratar los puntos 13) y 14) la Asamblea deliberará en carácter de extraordinaria. (ii) Para asistir a la Asamblea los Señores Accionistas deberán depositar constancia de la cuenta de acciones escriturales librada al efecto por Caja de Valores S.A. en Sarmiento 447, Capital Federal, de 10 a 15 horas, hasta el 22 de abril de 2005.

Vicepresidente – Delfín Jorge Ezequiel Carballo

Delfín Jorge Ezequiel Carballo, Vicepresidente designado por Asamblea General Ordinaria del 30/4/04 y Acta de Directorio del 30/4/04.

Certificación emitida por: Escribano Alejandro Senillosa. N° Registro: 601. N° Matrícula: 4834. Fecha: 18/3/05. N° Acta: 193. Libro N° 01.

NOTA: Se publica nuevamente en razón de haber aparecido con error de imprenta en las ediciones del 29/3 al 4/4/2005.

e. 5/4 N° 36.711 v. 11/4/2005

BANESPA S.A. Sociedad Gerente de Fondos Comunes de Inversión

CONVOCATORIA

Registro I.G.J. A41993/167592. Convócase a la Asamblea Ordinaria, a reunirse en Corrientes 423, 3er. piso, oficina 8, Capital, el 21 de abril de 2005, a las 18 horas, en 1a convocatoria y a las 19 horas, en 2a convocatoria, para tratar el siguiente:

ORDEN DEL DIA:

1°) Consideración de la documentación (artículo 234 inciso 1° ley 19.550) del ejercicio cerrado el 31 de diciembre de 2004.

2°) Gestión de directorio y sindicatura.

3°) Consideración y destino de los resultados no asignados.

4°) Remuneración a directores en exceso artículo 261 ley 19.550.

5°) Remuneración a sindicatura.

6°) Fijación del número de directores y su designación.

7°) Fijación del número de síndicos y su designación.

8°) Designación de dos accionistas para firmar el acta." El Directorio.

Roberto Picozzi, Presidente electo por acta de asamblea del 14 de mayo de 2004 y acta de directorio N° 532, del 14 de mayo de 2004.

Roberto Picozzi

Certificación emitida por: Arturo Peruzzotti. N° Registro: 394. N° Matrícula: 2922. Fecha: 23/03/05. N° Acta: 46. Libro N°: 57.

e. 1/4 N° 37.096 v. 7/4/2005

BBVA BANCO FRANCES S. A.

CONVOCATORIA

Convócase a los señores Accionistas de BBVA BANCO FRANCES S.A., a Asamblea General Ordinaria y Extraordinaria, a celebrarse el día 28 de abril de 2005, a las 16 horas, en primera convocatoria y para el mismo día a las 17 horas, en segunda convocatoria, para el caso de no obtenerse quórum en la primera convocatoria. En caso de no reunirse el quórum necesario para sesionar como Asamblea Extraordinaria para tratar los puntos 5, 11 y 12 del Orden del Día, la misma será convocada en segunda convocatoria con posterioridad. La Asamblea tendrá lugar en Av. Rivadavia 409, piso segundo, Ciudad Autónoma de Buenos Aires, para tratar el siguiente:

ORDEN DEL DIA:

1°) Designación de dos accionistas para confeccionar y firmar el acta de la asamblea, juntamente con el presidente de la asamblea.

2°) Consideración de la memoria, estados contables, información complementaria y demás información contable, informe de la Comisión Fiscalizadora e informe del auditor correspondientes al ejercicio social N° 130, finalizado el 31 de diciembre de 2004.

3°) Aprobación de la gestión del directorio y de la comisión fiscalizadora.

4°) Consideración de los resultados del ejercicio social N° 130, finalizado el 31 de diciembre de 2004.

5°) Absorción de Pérdidas Acumuladas según normas contables (Comunicación A 4294 y modificatorias) según el siguiente detalle de montos y cuentas de afectación, correspondientes a los ejercicios económicos 2002, 2003 y 2004, cuyos resultados no asignados ascienden a la suma de $ 1.479.003.460,48 (pesos un mil cuatrocientos setenta y nueve millones tres mil cuatrocientos sesenta con cuarenta y ocho centavos), a saber:

Reservas normativas $ 1.802.312,67

Fondos de ajuste patrimonial por revalúos técnicos $ 41.284.921,51.

Ajuste de Primas de emisión de acciones $ 415.640.220,00

Primas de emisión de acciones $ 1.020.276.006,30

6°) Consideración de las retribuciones al Directorio incluyendo sueldos y remuneraciones por el desempeño de funciones técnico-administrativas y comisiones especiales ($ 4.026.243,71 importe asignado) correspondientes al ejercicio social N° 130 finalizado el 31 de diciembre de 2004, el cual arrojó quebranto computable en los términos de las Normas de la Comisión Nacional de Valores.

7°) Consideración de las remuneraciones a la Comisión Fiscalizadora correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004.

8°) Elección de un director independiente en los términos del Decreto 677/01. Determinación del número de integrantes del directorio.

9°) Elección de tres síndicos titulares y tres síndicos suplentes para integrar la comisión fiscalizadora durante el ejercicio en curso.

10) Remuneración del contador dictaminante de los estados contables correspondientes al ejercicio social N° 130 finalizado el 31 de diciembre de 2004. Designación del contador dictaminante para los estados contables correspondientes al ejercicio en curso.

11) Asignación de presupuesto al Comité de Auditoría para recabar asesoramiento profesional.

12) Reforma de los estatutos sociales (artículo 11) en cumplimiento de lo dispuesto por la Resolución General I.G.J. N° 20, sus modificatorias y complementarias.

El nuevo artículo 11° del estatuto social quedará redactado de la siguiente manera:

Directores. Garantía: En garantía del desempeño de su cargo, los directores deberán caucionar a favor de la sociedad, por el término de su mandato, bonos o títulos públicos, o sumas de dinero en moneda nacional o extranjera, o fianzas o avales bancarios o seguros de caución o de responsabilidad civil, por valor de $ 10.000 (diez mil pesos) como mínimo. También deberán constituir domicilio especial en la República.

NOTAS:

(a) Depósito de constancias y certificados: Para concurrir a la Asamblea (artículo 238 de la Ley de Sociedades Comerciales), los accionistas deberán depositar el certificado extendido por Caja de Valores S.A. que acredite su condición de tal. El depósito deberá efectuarse en la Oficina de Títulos-Custodia, sita en Venezuela 538, 2° piso, Ciudad Autónoma de Buenos Aires, de lunes a viernes, en el horario 10 a 15 horas, hasta el 22 de abril de 2005, inclusive. La sociedad les entregará el comprobante que servirá para la admisión a la Asamblea. Se ruega a los señores apoderados de accionistas que deseen concurrir a la Asamblea, presentarse en Av. Rivadavia 409, 2° piso, Ciudad Autónoma de Buenos Aires, provistos de la documentación pertinente, con una hora de antelación al inicio de la Asamblea, a los efectos de su debida acreditación.

(b) Para la consideración de los puntos 5, 11 y 12 del orden del día, la Asamblea tendrá el carácter de extraordinaria.

(c) La documentación que considerará la asamblea se halla a disposición de los señores accionistas en la Oficina de Títulos-Custodia, en la dirección indicada en el punto (a).

El señor Jorge Carlos Bledel, presidente de BBVA Banco Francés S.A, ha sido designado en tal carácter por la Asamblea General Ordinaria y Extraordinaria de Accionistas de fecha 30 de abril de 2003 y reunión del directorio de la misma fecha.

Presidente - Jorge Carlos Bledel

Certificación emitida por: Gustavo H. Pirasco. N° Registro: 1503. N° Matrícula: 2867. Fecha: 29/03/05. N° Acta: 064. Libro N°: 085.

e. 1/4 N° 37.075 v. 7/4/2005

BOEING S.A.

CONVOCATORIA

Se convoca a los señores accionistas a la Asamblea General Ordinaria a celebrarse el día 22 de abril de 2005 en primera y segunda convocatoria a las 13 y a las 14 hs. respectivamente, en el domicilio de Avda. Córdoba 3836 de la Ciudad Autónoma de Buenos Aires para tratar el siguiente:

ORDEN DEL DIA:

1°) Designación de dos accionistas para firmar el acta conjuntamente con el Interventor Judicial Dr. Ernesto Daniel Julián.

ENGLISH TRANSLATION OF EXHIBIT 7

BANCO HIPOTECARIO S.A.

NOTICE

Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "D" Shareholders to be held on April 28, 2005, at first call at 1:30 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following

AGENDA:

(i) Appointment of two shareholders to approve and sign the minutes;
(ii) Election of four regular directors for a term of two fiscal years, to replace four regular directors whose term of office has ended;
(iii) Election of four alternate directors to replace alternate directors whose term of office has ended. The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the Bank's registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

Ernesto Viñes, Director, as it arises from the Special Meeting of Class "D" Shareholders number 30 dated 06/19/2002. Signature certified in signature authentication sheet F.1520742. 03/28/2005

Notary Public – Elizabeth A. Córdoba

Certification issued by the Notaries Public Association of the City of Buenos Aires. Registration No.: 453. License No. 4253. Date: 3/28/05. Minutes No. 92. Book No. 48.

BANCO HIPOTECARIO S.A.

NOTICE

Notice is given to the shareholders of Banco Hipotecario S.A. of the General Ordinary Shareholders' Meeting to be held on April 28, 2005, at first call at 12:00 noon, and at second call at 1:00 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of

Buenos Aires, to deal with the following

AGENDA:

(i) Appointment of two shareholders to approve and sign the minutes;
(ii) Review of documents required under Section 234, Subsection 1, of Law 19,550 for the fiscal year ended December 31, 2004;
(iii) Consideration of the Board of Directors' and Supervisory Committee's performance;
(iv) Consideration of compensation payable to the Board of Directors for technical and administrative duties for Ps. 3,430 thousand, composed of Ps. 1,424 thousand as fees and Ps. 2,006 thousand as other remunerations for the fiscal year ended December 31, 2004, which reflected a computable deficit under the terms of the Regulations of the Argentine Securities Commission;
(v) Consideration of the fees payable to the Supervisory Committee;
(vi) Appointment of Certifying Accountant for fiscal year 2005;
(vii) Delegation to the Board of Directors of the powers to determine the time, amount, term and other terms and conditions of issue of notes under the Global Program pursuant to Section 9 of Law 23,576. The Board of Directors

NOTE: The Shareholders are advised that the Financial Statements for the Fiscal Year ended December 31, 2004, as published in the Official Gazette on March 9, 2005, are available at the Bank's Secretary's Office located at Reconquista 151 – Piso 5° - City of Buenos Aires. In addition, it is made known that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

Ernesto Viñes, Director, as it arises from the Special Meeting of Class "D" Shareholders number 30 dated 06/19/2002. Signature certified in signature authentication sheet F.1520738. 03/28/2005

Notary Public – Elizabeth A. Córdoba

Certification issued by the Notaries Public Association of the City of Buenos Aires. Registration No.: 453. License No. 4253. Date: 3/28/05. Minutes No. 88. Book No. 48.

BANCO HIPOTECARIO S.A.

NOTICE

Notice is given to the Shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "B" Shareholders to be held on April 28, 2005, at first call at 3:00 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following

AGENDA:

(i) Appointment of one shareholder to approve and sign the minutes;
(ii) Election of one regular syndic and one alternate syndic for two fiscal years, to replace one regular syndic and one alternate syndic whose term of office has ended. The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the Bank's registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

Ernesto Viñes, Director, as it arises from the Special Meeting of Class "D" Shareholders number 30 dated 06/19/2002. Signature certified in signature authentication sheet F.1520740. 03/28/2005

Notary Public – Elizabeth A. Córdoba

Certification issued by the Notaries Public Association of the City of Buenos Aires. Registration No.: 453. License No. 4253. Date: 3/28/05. Minutes No. 90. Book No. 48.

BANCO HIPOTECARIO S.A.

NOTICE

Notice is given to the Shareholders of Banco Hipotecario S.A. of the Special Joint Meeting of Class "D" and Class "C" Shareholders to be held on April 28, 2005, at first call at 2:00 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following

AGENDA:

(i) Appointment of two shareholders to approve and sign the minutes;
(ii) Election of three regular syndics and three alternate syndics for a term of two fiscal years, to replace the three regular syndics and two alternate syndics whose term of office has ended,

and of one alternate syndic to cover the vacancy of the alternate syndic who took office due to the resignation of a regular syndic. The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

Ernesto Viñes, Director, as it arises from the Special Meeting of Class "D" Shareholders number 30 dated 06/19/2002.
Signature certified in signature authentication sheet F.1520741.
03/28/2005

Notary Public – Elizabeth A. Córdoba

Certification issued by the Notaries Public Association of the City of Buenos Aires. Registration No.: 453. License No. 4253. Date: 3/28/05. Minutes No. 91. Book No. 48.

BANCO HIPOTECARIO S.A.

NOTICE

Notice is given to the Shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "A" Shareholders to be held on April 28, 2005, at first call at 2:30 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following

AGENDA:

(i) Appointment of one shareholder to approve and sign the minutes;
(ii) Election of two regular directors for a term of two fiscal years, to replace the regular directors whose term of office has ended;
(iii) Election of one regular syndic and one alternate syndic for two fiscal years, to replace one regular syndic and one alternate syndic whose term of office has ended. The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained

it shall be deposited at the Bank's registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

Ernesto Viñes, Director, as it arises from the Special Meeting of Class "D" Shareholders number 30 dated 06/19/2002. Signature certified in signature authentication sheet F.1520739. 03/28/2005

Notary Public – Elizabeth A. Córdoba

Certification issued by the Notaries Public Association of the City of Buenos Aires. Registration No.: 453. License No. 4253. Date: 3/28/05. Minutes No. 89. Book No. 48.

BANCO HIPOTECARIO S.A.

NOTICE

Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "D" Shareholders to be held on April 28, 2005, at first call at 1:30 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following

AGENDA:

(i) Appointment of two shareholders to approve and sign the minutes;
(ii) Election of four regular directors for a term of two fiscal years, to replace four regular directors whose term of office has ended;
(iii) Election of four alternate directors to replace alternate directors whose term of office has ended. The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the Bank's registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

Ernesto Viñes, Director, as it arises from the Special Meeting of Class "D" Shareholders number 30 dated 06/19/2002. Signature certified in signature authentication sheet F.1520742. 03/28/2005

Notary Public – Elizabeth A. Córdoba

Certification issued by the Notaries Public Association of the City of Buenos Aires. Registration No.: 453. License No. 4253. Date: 3/28/05. Minutes No. 92. Book No. 48.

BANCO HIPOTECARIO S.A.

NOTICE

Notice is given to the shareholders of Banco Hipotecario S.A. of the General Ordinary

Shareholders' Meeting to be held on April 28, 2005, at first call at 12:00 noon, and at second call at 1:00 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following

AGENDA:

(i) Appointment of two shareholders to approve and sign the minutes;
(ii) Review of documents required under Section 234, Subsection 1, of Law 19,550 for the fiscal year ended December 31, 2004;
(iii) Consideration of the Board of Directors' and Supervisory Committee's performance;
(iv) Consideration of compensation payable to the Board of Directors for technical and administrative duties for Ps. 3,430 thousand, composed of Ps. 1,424 thousand as fees and Ps. 2,006 thousand as other remunerations for the fiscal year ended December 31, 2004, which reflected a computable deficit under the terms of the Regulations of the Argentine Securities Commission;
(v) Consideration of the fees payable to the Supervisory Committee;
(vi) Appointment of Certifying Accountant for fiscal year 2005;
(vii) Delegation to the Board of Directors of the powers to determine the time, amount, term and other terms and conditions of issue of notes under the Global Program pursuant to Section 9 of Law 23,576. The Board of Directors

NOTE: The Shareholders are advised that the Financial Statements for the Fiscal Year ended December 31, 2004, as published in the Official Gazette on March 9, 2005, are available at the Bank's Secretary's Office located at Reconquista 151 – Piso 5° - City of Buenos Aires. In addition, it is made known that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

Ernesto Viñes, Director, as it arises from the Special Meeting of Class "D" Shareholders number 30 dated 06/19/2002. Signature certified in signature authentication sheet F.1520738. 03/28/2005

Notary Public – Elizabeth A. Córdoba

Certification issued by the Notaries Public Association of the City of Buenos Aires. Registration No.: 453. License No. 4253. Date: 3/28/05. Minutes No. 88. Book No. 48.

BANCO HIPOTECARIO S.A.

NOTICE

Notice is given to the Shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "B" Shareholders to be held on April 28, 2005, at first call at 3:00 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following

AGENDA:

(i) Appointment of one shareholder to approve and sign the minutes;
(ii) Election of one regular syndic and one alternate syndic for two fiscal years, to replace one regular syndic and one alternate syndic whose term of office has ended. The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the Bank's registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

Ernesto Viñes, Director, as it arises from the Special Meeting of Class "D" Shareholders number 30 dated 06/19/2002. Signature certified in signature authentication sheet F.1520740. 03/28/2005

Notary Public – Elizabeth A. Córdoba

Certification issued by the Notaries Public Association of the City of Buenos Aires. Registration No.: 453. License No. 4253. Date: 3/28/05. Minutes No. 90. Book No. 48.

BANCO HIPOTECARIO S.A.

NOTICE

Notice is given to the Shareholders of Banco Hipotecario S.A. of the Special Joint Meeting of Class "D" and Class "C" Shareholders to be held on April 28, 2005, at first call at 2:00 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following

AGENDA:

(i) Appointment of two shareholders to approve and sign the minutes;
(ii) Election of three regular syndics and three alternate syndics for a term of two fiscal years, to replace the three regular syndics and two alternate syndics whose term of office has ended,

and of one alternate syndic to cover the vacancy of the alternate syndic who took office due to the resignation of a regular syndic. The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

Ernesto Viñes, Director, as it arises from the Special Meeting of Class "D" Shareholders number 30 dated 06/19/2002.
Signature certified in signature authentication sheet F.1520741.
03/28/2005

Notary Public – Elizabeth A. Córdoba

Certification issued by the Notaries Public Association of the City of Buenos Aires. Registration No.: 453. License No. 4253. Date: 3/28/05. Minutes No. 91. Book No. 48.

BANCO HIPOTECARIO S.A.

NOTICE

Notice is given to the Shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "A" Shareholders to be held on April 28, 2005, at first call at 2:30 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following

AGENDA:

(i) Appointment of one shareholder to approve and sign the minutes;
(ii) Election of two regular directors for a term of two fiscal years, to replace the regular directors whose term of office has ended;
(iii) Election of one regular syndic and one alternate syndic for two fiscal years, to replace one regular syndic and one alternate syndic whose term of office has ended. The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained

it shall be deposited at the Bank's registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

Ernesto Viñes, Director, as it arises from the Special Meeting of Class "D" Shareholders number 30 dated 06/19/2002. Signature certified in signature authentication sheet F.1520739. 03/28/2005

Notary Public – Elizabeth A. Córdoba

Certification issued by the Notaries Public Association of the City of Buenos Aires. Registration No.: 453. License No. 4253. Date: 3/28/05. Minutes No. 89. Book No. 48.

Tuesday, April 5, 2005	**Second Section**	**Official Gazette No. 30,625 [Pages 23 and 24]**

BANCO HIPOTECARIO S.A.

NOTICE

Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "D" Shareholders to be held on April 28, 2005, at first call at 1:30 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following

AGENDA:

(i) Appointment of two shareholders to approve and sign the minutes;
(ii) Election of four regular directors for a term of two fiscal years, to replace four regular directors whose term of office has ended;
(iii) Election of four alternate directors to replace alternate directors whose term of office has ended. The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the Bank's registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

Ernesto Viñes, Director, as it arises from the Special Meeting of Class "D" Shareholders number 30 dated 06/19/2002. Signature certified in signature authentication sheet F.1520742. 03/28/2005

Notary Public – Elizabeth A. Córdoba

Certification issued by the Notaries Public Association of the City of Buenos Aires. Registration No.: 453. License No. 4253. Date: 3/28/05. Minutes No. 92. Book No. 48.

BANCO HIPOTECARIO S.A.

NOTICE

Notice is given to the shareholders of Banco Hipotecario S.A. of the General Ordinary Shareholders' Meeting to be held on April 28, 2005, at first call at 12:00 noon, and at second

call at 1:00 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following

AGENDA:

(i) Appointment of two shareholders to approve and sign the minutes;
(ii) Review of documents required under Section 234, Subsection 1, of Law 19,550 for the fiscal year ended December 31, 2004;
(iii) Consideration of the Board of Directors' and Supervisory Committee's performance;
(iv) Consideration of compensation payable to the Board of Directors for technical and administrative duties for Ps. 3,430 thousand, composed of Ps. 1,424 thousand as fees and Ps. 2,006 thousand as other remunerations for the fiscal year ended December 31, 2004, which reflected a computable deficit under the terms of the Regulations of the Argentine Securities Commission;
(v) Consideration of the fees payable to the Supervisory Committee;
(vi) Appointment of Certifying Accountant for fiscal year 2005;
(vii) Delegation to the Board of Directors of the powers to determine the time, amount, term and other terms and conditions of issue of notes under the Global Program pursuant to Section 9 of Law 23,576. The Board of Directors

NOTE: The Shareholders are advised that the Financial Statements for the Fiscal Year ended December 31, 2004, as published in the Official Gazette on March 9, 2005, are available at the Bank's Secretary's Office located at Reconquista 151 – Piso 5° - City of Buenos Aires. In addition, it is made known that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

Ernesto Viñes, Director, as it arises from the Special Meeting of Class "D" Shareholders number 30 dated 06/19/2002. Signature certified in signature authentication sheet F.1520738. 03/28/2005

Notary Public – Elizabeth A. Córdoba

Certification issued by the Notaries Public Association of the City of Buenos Aires. Registration No.: 453. License No. 4253. Date: 3/28/05. Minutes No. 88. Book No. 48.

BANCO HIPOTECARIO S.A.

NOTICE

Notice is given to the Shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "B" Shareholders to be held on April 28, 2005, at first call at 3:00 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following

AGENDA:

(i) Appointment of one shareholder to approve and sign the minutes;
(ii) Election of one regular syndic and one alternate syndic for two fiscal years, to replace one regular syndic and one alternate syndic whose term of office has ended. The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the Bank's registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

Ernesto Viñes, Director, as it arises from the Special Meeting of Class "D" Shareholders number 30 dated 06/19/2002. Signature certified in signature authentication sheet F.1520740. 03/28/2005

Notary Public – Elizabeth A. Córdoba

Certification issued by the Notaries Public Association of the City of Buenos Aires. Registration No.: 453. License No. 4253. Date: 3/28/05. Minutes No. 90. Book No. 48.

BANCO HIPOTECARIO S.A.

NOTICE

Notice is given to the Shareholders of Banco Hipotecario S.A. of the Special Joint Meeting of Class "D" and Class "C" Shareholders to be held on April 28, 2005, at first call at 2:00 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following

AGENDA:

(i) Appointment of two shareholders to approve and sign the minutes;
(ii) Election of three regular syndics and three alternate syndics for a term of two fiscal years, to replace the three regular syndics and two alternate syndics whose term of office has ended,

and of one alternate syndic to cover the vacancy of the alternate syndic who took office due to the resignation of a regular syndic. The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

Ernesto Viñes, Director, as it arises from the Special Meeting of Class "D" Shareholders number 30 dated 06/19/2002.
Signature certified in signature authentication sheet F.1520741.
03/28/2005

Notary Public – Elizabeth A. Córdoba

Certification issued by the Notaries Public Association of the City of Buenos Aires. Registration No.: 453. License No. 4253. Date: 3/28/05. Minutes No. 91. Book No. 48.

BANCO HIPOTECARIO S.A.

NOTICE

Notice is given to the Shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "A" Shareholders to be held on April 28, 2005, at first call at 2:30 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following

AGENDA:

(i) Appointment of one shareholder to approve and sign the minutes;
(ii) Election of two regular directors for a term of two fiscal years, to replace the regular directors whose term of office has ended;
(iii) Election of one regular syndic and one alternate syndic for two fiscal years, to replace one regular syndic and one alternate syndic whose term of office has ended. The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained

it shall be deposited at the Bank's registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

Ernesto Viñes, Director, as it arises from the Special Meeting of Class "D" Shareholders number 30 dated 06/19/2002. Signature certified in signature authentication sheet F.1520739. 03/28/2005

Notary Public – Elizabeth A. Córdoba

Certification issued by the Notaries Public Association of the City of Buenos Aires. Registration No.: 453. License No. 4253. Date: 3/28/05. Minutes No. 89. Book No. 48.

BANCO HIPOTECARIO S.A.

NOTICE

Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "D" Shareholders to be held on April 28, 2005, at first call at 1:30 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following

AGENDA:

(i) Appointment of two shareholders to approve and sign the minutes;
(ii) Election of four regular directors for a term of two fiscal years, to replace four regular directors whose term of office has ended;
(iii) Election of four alternate directors to replace alternate directors whose term of office has ended. The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the Bank's registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

Ernesto Viñes, Director, as it arises from the Special Meeting of Class "D" Shareholders number 30 dated 06/19/2002. Signature certified in signature authentication sheet F.1520742. 03/28/2005

Notary Public – Elizabeth A. Córdoba

Certification issued by the Notaries Public Association of the City of Buenos Aires. Registration No.: 453. License No. 4253. Date: 3/28/05. Minutes No. 92. Book No. 48.

BANCO HIPOTECARIO S.A.

NOTICE

Notice is given to the shareholders of Banco Hipotecario S.A. of the General Ordinary Shareholders' Meeting to be held on April 28, 2005, at first call at 12:00 noon, and at second

call at 1:00 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following

AGENDA:

(i) Appointment of two shareholders to approve and sign the minutes;
(ii) Review of documents required under Section 234, Subsection 1, of Law 19,550 for the fiscal year ended December 31, 2004;
(iii) Consideration of the Board of Directors' and Supervisory Committee's performance;
(iv) Consideration of compensation payable to the Board of Directors for technical and administrative duties for Ps. 3,430 thousand, composed of Ps. 1,424 thousand as fees and Ps. 2,006 thousand as other remunerations for the fiscal year ended December 31, 2004, which reflected a computable deficit under the terms of the Regulations of the Argentine Securities Commission;
(v) Consideration of the fees payable to the Supervisory Committee;
(vi) Appointment of Certifying Accountant for fiscal year 2005;
(vii) Delegation to the Board of Directors of the powers to determine the time, amount, term and other terms and conditions of issue of notes under the Global Program pursuant to Section 9 of Law 23,576. The Board of Directors

NOTE: The Shareholders are advised that the Financial Statements for the Fiscal Year ended December 31, 2004, as published in the Official Gazette on March 9, 2005, are available at the Bank's Secretary's Office located at Reconquista 151 – Piso 5° - City of Buenos Aires. In addition, it is made known that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

Ernesto Viñes, Director, as it arises from the Special Meeting of Class "D" Shareholders number 30 dated 06/19/2002. Signature certified in signature authentication sheet F.1520738. 03/28/2005

Notary Public – Elizabeth A. Córdoba

Certification issued by the Notaries Public Association of the City of Buenos Aires. Registration No.: 453. License No. 4253. Date: 3/28/05. Minutes No. 88. Book No. 48.

BANCO HIPOTECARIO S.A.

NOTICE

Notice is given to the Shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "B" Shareholders to be held on April 28, 2005, at first call at 3:00 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following

AGENDA:

(i) Appointment of one shareholder to approve and sign the minutes;
(ii) Election of one regular syndic and one alternate syndic for two fiscal years, to replace one regular syndic and one alternate syndic whose term of office has ended. The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the Bank's registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

Ernesto Viñes, Director, as it arises from the Special Meeting of Class "D" Shareholders number 30 dated 06/19/2002. Signature certified in signature authentication sheet F.1520740. 03/28/2005

Notary Public – Elizabeth A. Córdoba

Certification issued by the Notaries Public Association of the City of Buenos Aires. Registration No.: 453. License No. 4253. Date: 3/28/05. Minutes No. 90. Book No. 48.

BANCO HIPOTECARIO S.A.

NOTICE

Notice is given to the Shareholders of Banco Hipotecario S.A. of the Special Joint Meeting of Class "D" and Class "C" Shareholders to be held on April 28, 2005, at first call at 2:00 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following

AGENDA:

(i) Appointment of two shareholders to approve and sign the minutes;
(ii) Election of three regular syndics and three alternate syndics for a term of two fiscal years, to replace the three regular syndics and two alternate syndics whose term of office has ended,

and of one alternate syndic to cover the vacancy of the alternate syndic who took office due to the resignation of a regular syndic. The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

Ernesto Viñes, Director, as it arises from the Special Meeting of Class "D" Shareholders number 30 dated 06/19/2002.
Signature certified in signature authentication sheet F.1520741.
03/28/2005

Notary Public – Elizabeth A. Córdoba

Certification issued by the Notaries Public Association of the City of Buenos Aires. Registration No.: 453. License No. 4253. Date: 3/28/05. Minutes No. 91. Book No. 48.

BANCO HIPOTECARIO S.A.

NOTICE

Notice is given to the Shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "A" Shareholders to be held on April 28, 2005, at first call at 2:30 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following

AGENDA:

(i) Appointment of one shareholder to approve and sign the minutes;
(ii) Election of two regular directors for a term of two fiscal years, to replace the regular directors whose term of office has ended;
(iii) Election of one regular syndic and one alternate syndic for two fiscal years, to replace one regular syndic and one alternate syndic whose term of office has ended. The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained

it shall be deposited at the Bank's registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

Ernesto Viñes, Director, as it arises from the Special Meeting of Class "D" Shareholders number 30 dated 06/19/2002. Signature certified in signature authentication sheet F.1520739. 03/28/2005

Notary Public – Elizabeth A. Córdoba

Certification issued by the Notaries Public Association of the City of Buenos Aires. Registration No.: 453. License No. 4253. Date: 3/28/05. Minutes No. 89. Book No. 48.

BANCO HIPOTECARIO S.A.

NOTICE

Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "D" Shareholders to be held on April 28, 2005, at first call at 1:30 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following

AGENDA:

(i) Appointment of two shareholders to approve and sign the minutes;
(ii) Election of four regular directors for a term of two fiscal years, to replace four regular directors whose term of office has ended;
(iii) Election of four alternate directors to replace alternate directors whose term of office has ended. The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the Bank's registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

Ernesto Viñes, Director, as it arises from the Special Meeting of Class "D" Shareholders number 30 dated 06/19/2002. Signature certified in signature authentication sheet F.1520742. 03/28/2005

Notary Public – Elizabeth A. Córdoba

Certification issued by the Notaries Public Association of the City of Buenos Aires. Registration No.: 453. License No. 4253. Date: 3/28/05. Minutes No. 92. Book No. 48.

BANCO HIPOTECARIO S.A.

NOTICE

Notice is given to the shareholders of Banco Hipotecario S.A. of the General Ordinary Shareholders' Meeting to be held on April 28, 2005, at first call at 12:00 noon, and at second

call at 1:00 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following

AGENDA:

(i) Appointment of two shareholders to approve and sign the minutes;
(ii) Review of documents required under Section 234, Subsection 1, of Law 19,550 for the fiscal year ended December 31, 2004;
(iii) Consideration of the Board of Directors' and Supervisory Committee's performance;
(iv) Consideration of compensation payable to the Board of Directors for technical and administrative duties for Ps. 3,430 thousand, composed of Ps. 1,424 thousand as fees and Ps. 2,006 thousand as other remunerations for the fiscal year ended December 31, 2004, which reflected a computable deficit under the terms of the Regulations of the Argentine Securities Commission;
(v) Consideration of the fees payable to the Supervisory Committee;
(vi) Appointment of Certifying Accountant for fiscal year 2005;
(vii) Delegation to the Board of Directors of the powers to determine the time, amount, term and other terms and conditions of issue of notes under the Global Program pursuant to Section 9 of Law 23,576. The Board of Directors

NOTE: The Shareholders are advised that the Financial Statements for the Fiscal Year ended December 31, 2004, as published in the Official Gazette on March 9, 2005, are available at the Bank's Secretary's Office located at Reconquista 151 – Piso 5° - City of Buenos Aires. In addition, it is made known that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

Ernesto Viñes, Director, as it arises from the Special Meeting of Class "D" Shareholders number 30 dated 06/19/2002. Signature certified in signature authentication sheet F.1520738. 03/28/2005

Notary Public – Elizabeth A. Córdoba

Certification issued by the Notaries Public Association of the City of Buenos Aires. Registration No.: 453. License No. 4253. Date: 3/28/05. Minutes No. 88. Book No. 48.

BANCO HIPOTECARIO S.A.

NOTICE

Notice is given to the Shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "B" Shareholders to be held on April 28, 2005, at first call at 3:00 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following

AGENDA:

(i) Appointment of one shareholder to approve and sign the minutes;
(ii) Election of one regular syndic and one alternate syndic for two fiscal years, to replace one regular syndic and one alternate syndic whose term of office has ended. The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the Bank's registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

Ernesto Viñes, Director, as it arises from the Special Meeting of Class "D" Shareholders number 30 dated 06/19/2002. Signature certified in signature authentication sheet F.1520740. 03/28/2005

Notary Public – Elizabeth A. Córdoba

Certification issued by the Notaries Public Association of the City of Buenos Aires. Registration No.: 453. License No. 4253. Date: 3/28/05. Minutes No. 90. Book No. 48.

BANCO HIPOTECARIO S.A.

NOTICE

Notice is given to the Shareholders of Banco Hipotecario S.A. of the Special Joint Meeting of Class "D" and Class "C" Shareholders to be held on April 28, 2005, at first call at 2:00 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following

AGENDA:

(i) Appointment of two shareholders to approve and sign the minutes;
(ii) Election of three regular syndics and three alternate syndics for a term of two fiscal years, to replace the three regular syndics and two alternate syndics whose term of office has ended,

and of one alternate syndic to cover the vacancy of the alternate syndic who took office due to the resignation of a regular syndic. The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

Ernesto Viñes, Director, as it arises from the Special Meeting of Class "D" Shareholders number 30 dated 06/19/2002.
Signature certified in signature authentication sheet F.1520741.
03/28/2005

Notary Public – Elizabeth A. Córdoba

Certification issued by the Notaries Public Association of the City of Buenos Aires. Registration No.: 453. License No. 4253. Date: 3/28/05. Minutes No. 91. Book No. 48.

BANCO HIPOTECARIO S.A.

NOTICE

Notice is given to the Shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "A" Shareholders to be held on April 28, 2005, at first call at 2:30 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following

AGENDA:

(i) Appointment of one shareholder to approve and sign the minutes;
(ii) Election of two regular directors for a term of two fiscal years, to replace the regular directors whose term of office has ended;
(iii) Election of one regular syndic and one alternate syndic for two fiscal years, to replace one regular syndic and one alternate syndic whose term of office has ended. The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained

it shall be deposited at the Bank's registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

Ernesto Viñes, Director, as it arises from the Special Meeting of Class "D" Shareholders number 30 dated 06/19/2002. Signature certified in signature authentication sheet F.1520739. 03/28/2005

Notary Public – Elizabeth A. Córdoba

Certification issued by the Notaries Public Association of the City of Buenos Aires. Registration No.: 453. License No. 4253. Date: 3/28/05. Minutes No. 89. Book No. 48.

Telefónica Holding de Argentina S.A.

CONVOCATORIA

Convócase a los señores accionistas a la Asamblea General Ordinaria y Extraordinaria a celebrarse el día 28 de abril de 2005 a las 16 horas, en primera convocatoria, en Avenida Ingeniero Huergo 723, Piso 21, Ciudad de Buenos Aires (no es la sede social) para tratar el siguiente

ORDEN DEL DIA:

1.- Designación de dos accionistas para aprobar y firmar el acta.
2.- Consideración de la memoria, balance general, reseña informativa, informe del Auditor, estado de resultados, estado de evolución del patrimonio neto, estado de flujo de efectivo, anexos y notas a los estados contables, el resto de la documentación mencionada en el art. 234, inc. 1º, de la Ley de Sociedades Comerciales, información referida en el art. 68 del Reglamento de la Bolsa de Comercio de Buenos Aires, estados contables consolidados, así como los estados contables y la reseña informativa en idioma inglés, documentación correspondiente al ejercicio iniciado el 1 de enero de 2004 y finalizado el 31 de diciembre de 2004. Consideración del destino de los resultados no asignados.
3.- Consideración de los resultados de pérdida y la situación patrimonial de la Sociedad, dado que se encuentra reunido el presupuesto previsto en el artículo 94 inciso 5º de la Ley 19.550.
4.- Aprobación de las gestiones de los miembros del Directorio y de la Comisión Fiscalizadora.
5.- Consideración de las remuneraciones al Directorio ($160.000 importe asignado) correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004, el cual arrojó quebranto computable en los términos de las Normas de la Comisión Nacional de Valores.
6.- Consideración de las remuneraciones a la Comisión Fiscalizadora.
7.- Determinación del número y elección de Directores Titulares y de Directores Suplentes.
8.- Elección de tres miembros titulares y de tres miembros suplentes de la Comisión Fiscalizadora.
9.- Remuneración del Contador Certificante de los Estados Contables del ejercicio finalizado el 31 de diciembre de 2004 y designación del Contador Certificante de los Estados Contables del ejercicio a finalizar el 31 de diciembre de 2005.
10.- Aprobación de un presupuesto para el funcionamiento del Comité de Auditoría.

Los puntos 2, 4, 5, 6, 7, 8, 9 y 10 serán tratados en Asamblea General Ordinaria la cual, de ser necesario se celebrará en segunda convocatoria el 28 de abril de 2005 a las 17 horas, en el domicilio indicado. El punto 3 será tratado en Asamblea General Extraordinaria.

EL DIRECTORIO

Nota 1: Para asistir a la asamblea, los accionistas deberán depositar los certificados de titularidad de acciones escriturales librados al efecto por la Caja de Valores S.A., en Avenida Ingeniero Huergo 723, Piso 17, Ciudad de Buenos Aires, hasta las 18 horas del día 22 de abril de 2005, en el horario de 14 a 18 horas, dando así cumplimiento a lo dispuesto en el artículo 238, primera parte, de la ley 19.550.

Nota 2: Atento lo dispuesto por la Res. Gral. Nº 465/2004 de la Comisión Nacional de Valores, al momento de la inscripción para participar de la Asamblea, se deberán informar los siguientes datos del titular de las acciones: nombre y apellido o denominación social completa; tipo y Nº de documento de las personas físicas o datos de inscripción registral de las personas jurídicas con expresa indicación del Registro donde se hallen inscriptas y de su jurisdicción; domicilio con indicación de su carácter. Los mismos datos deberá proporcionar quien asista a la Asamblea como representante del titular de las acciones.

Designado por Acta de Asamblea de fecha 19 de abril de 2004.

Santiago Carlos Lazzati
Síndico

Telefónica Data Argentina S.A.

CONVOCATORIA

Convócase a los señores accionistas a la Asamblea General Ordinaria y Extraordinaria a celebrarse el día 29 de abril de 2005 a las 16 horas, en primera convocatoria, en Avenida Ingeniero Huergo 723, Piso 21, Ciudad de Buenos Aires (no es la sede social) para tratar el siguiente

ORDEN DEL DIA:

1.- Designación de dos accionistas para aprobar y firmar el acta.
2.- Consideración del balance general, memoria, reseña informativa, dictámenes del Auditor, informe de la Comisión Fiscalizadora, estado de resultados, estado de evolución del patrimonio neto, estado de flujo de efectivo, anexos y notas a los estados contables, información referida en el art. 68 del Reglamento de la Bolsa de Comercio de Buenos Aires y el resto de la documentación mencionada en el art. 234, inc. 1º, de la Ley de Sociedades Comerciales, documentación correspondiente al ejercicio finalizado el 31 de diciembre de 2004.
3.- Aprobación de las gestiones de los miembros del Directorio y de la Comisión Fiscalizadora.
4.- Consideración de las remuneraciones al Directorio ($932.495 importe asignado) correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004, el cual arrojó quebranto computable en los términos de las Normas de la Comisión Nacional de Valores.
5.- Consideración de las remuneraciones a la Comisión Fiscalizadora.
6.- Determinación del número y elección de Directores Titulares y de Directores Suplentes.
7.- Elección de tres miembros titulares y de tres miembros suplentes de la Comisión Fiscalizadora.
8.- Remuneración del Contador Certificante de los Estados Contables del ejercicio finalizado el 31 de diciembre de 2004 y designación del Contador Certificante de los Estados Contables del ejercicio a finalizar el 31 de diciembre de 2005.
9.- Reforma del artículo octavo del estatuto social: Directorio.
10.- Aprobación del texto ordenado del Estatuto Social.
11.- Aprobación de un Presupuesto para el funcionamiento del Comité de Auditoría.

Los puntos 2, 3, 4, 5, 6, 7, 8 y 11 serán tratados en Asamblea General Ordinaria, la cual, de ser necesario, se celebrará, en segunda convocatoria, el día 29 de abril a las 17 horas en el domicilio indicado. Los puntos 9 y 10 por su parte, serán tratados en Asamblea General Extraordinaria.

EL DIRECTORIO

Nota 1: Para asistir a la asamblea, los accionistas deberán depositar los certificados de titularidad de acciones escriturales librados al efecto por la Caja de Valores S.A., en Avenida Ingeniero Huergo 723, Piso 17, Ciudad de Buenos Aires, hasta las 18 horas del día 25 de abril de 2005, en el horario de 14 a 18 horas, dando así cumplimiento a lo dispuesto en el artículo 238, primera parte, de la ley 19.550.

Nota 2: Atento lo dispuesto por la Res. Gral. Nº 465/2004 de la Comisión Nacional de Valores, al momento de la inscripción para participar de la Asamblea, se deberán informar los siguientes datos del titular de las acciones: nombre y apellido o denominación social completa; tipo y Nº de documento de las personas físicas o datos de inscripción registral de las personas jurídicas con expresa indicación del Registro donde se hallen inscriptas y de su jurisdicción; domicilio con indicación de su carácter. Los mismos datos deberá proporcionar quien asista a la Asamblea como representante del titular de las acciones.

Designado por Acta de Asamblea de fecha 30 de abril de 2004.

Santiago Carlos Lazzati
Síndico

BANCO HIPOTECARIO S.A.

Convocatoria: Se convoca a los señores accionistas del Banco Hipotecario S.A. a Asamblea General Ordinaria a celebrarse el día 28 de abril de 2005, en primera convocatoria a las 12 horas y en segunda convocatoria a las 13 horas, en la sede social del Banco, sita en Reconquista 151, piso 7º, de la ciudad de Buenos Aires, para considerar el siguiente Orden del Día: (i) Designación de dos accionistas para aprobar y suscribir el acta; (ii) Consideración de la documentación prescripta por el artículo 234, inciso 1º de la Ley 19.550, correspondiente al ejercicio social cerrado el 31/12/04; (iii) Consideración de la gestión del Directorio y la Comisión Fiscalizadora; (iv) Consideración de las retribuciones al Directorio por funciones técnico administrativas por un total de $ 3.430 miles, compuesto de $1.424 miles en concepto de honorarios y $ 2.006 miles en concepto de otras remuneraciones, correspondientes al ejercicio económico finalizado el 31/12/04, el cual arrojó quebranto computable en los términos de las Normas de la Comisión Nacional de Valores; (v) Consideración de los honorarios de la Comisión Fiscalizadora; (vi) Designación del Contador Certificante para el ejercicio del año 2005; (vii) Delegación en el Directorio de las facultades para fijar la época, monto, plazo y demás términos y condiciones de las emisiones de obligaciones negociables dentro del Programa Global en los términos del artículo 9 de la ley 23.576.

El Directorio

NOTA: Se informa a los Sres. Accionistas que los Estados Contables correspondientes al Ejercicio finalizado el 31/12/04, que fueron publicados en el Boletín Oficial el día 9/3/2005, *se encuentran a su disposición en la Secretaría General del Banco, Reconquista 151 - Piso* 5º - Ciudad de Buenos Aires. Asimismo, se hace saber que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A.. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5º piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs.. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

BANCO HIPOTECARIO S.A.

Convocatoria: Se convoca a los señores accionistas del Banco Hipotecario S.A. a Asamblea Especial de Accionistas Clase "D" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 13,30 horas, en la sede social sita en Reconquista 151, Piso 7º, de la ciudad de Buenos Aires, con el objeto de considerar el siguiente Orden del Día: (i) Designación de dos accionistas para aprobar y suscribir el acta; (ii) Elección de cuatro directores titulares por dos ejercicios, en reemplazo de cuatro directores titulares con mandato cumplido; (iii) Elección de cuatro directores suplentes, en reemplazo de directores suplentes con mandato cumplido.

El Directorio

NOTA: Se informa a los Sres. Accionistas que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A.. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5º piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15.00 a 17:30 hs.. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

BANCO HIPOTECARIO S.A.

Convocatoria: Se convoca a los señores accionistas del Banco Hipotecario S.A. a Asamblea Especial Conjunta de Accionistas Clase "D" y Clase "C" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 14 horas, en la sede social sita en Reconquista 151, Piso 7º, de la ciudad de Buenos Aires, con el objeto de considerar el siguiente Orden del Día: (i) Designación de dos accionistas para aprobar y suscribir el acta; (ii) Elección de tres síndicos titulares y tres síndicos suplentes por dos ejercicios, en reemplazo de los tres síndicos titulares y de dos síndicos suplentes con mandato cumplido, y de un síndico suplente para cubrir la vacante del que debió asumir como titular ante la renuncia de un síndico titular.

El Directorio

NOTA: Se informa a los Sres. Accionistas que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A.. *En el supuesto de acciones depositadas en cuentas comitentes,* los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5º piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs.. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

BANCO HIPOTECARIO S.A.

Convocatoria: Se convoca a los señores accionistas del Banco Hipotecario S.A. a Asamblea Especial de Accionistas Clase "A" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 14,30 horas, en la sede social sita en Reconquista 151, Piso 7º, de la ciudad de Buenos Aires, con el objeto de considerar el siguiente Orden del Día: (i) Designación de accionista para aprobar y suscribir el acta; (ii) Elección de dos directores titulares por dos ejercicios, en reemplazo de los directores titulares con mandato cumplido; (iii) Elección de un síndico titular y un síndico suplente por dos ejercicios, en reemplazo de un síndico titular y de un síndico suplente con mandatos cumplidos.

El Directorio

NOTA: Se informa a los Sres. Accionistas que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A.. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. *Una vez tramitado el certificado,* este deberá ser depositado en la sede social, Reconquista 151, 5º piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15.00 a 17:30 hs.. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

BANCO HIPOTECARIO S.A.

Convocatoria: Se convoca a los señores accionistas del Banco Hipotecario S.A. a Asamblea Especial de Accionistas Clase "B" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 15 horas, en la sede social sita en Reconquista 151, Piso 7º, de la ciudad de Buenos Aires, con el objeto de considerar el siguiente Orden del Día: (i) Designación de accionista para aprobar y suscribir el acta; (ii) Elección de un síndico titular y un síndico suplente por dos ejercicios, en reemplazo del síndico titular y del síndico suplente con mandatos cumplidos.

El Directorio

NOTA: Se informa a los Sres. Accionistas que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., *Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una* constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A.. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5º piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10.00 a 12:30 y de 15:00 a 17:30 hs.. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

DOMEC

Compañía de Artefactos Domésticos S.A.I.C.y F.

CONVOCATORIA

Convócase a los señores accionistas para asistir a la Asamblea General Extraordinaria que se celebrará el día 28 de Abril de 2005, a las 9:00 horas en Supacha 1111, Piso 15º de la Ciudad Autónoma de Buenos Aires, para considerar el siguiente ORDEN DEL DIA

1º Designación de dos Accionistas para firmar el Acta de Asamblea
2º Tratamiento del Balance Trimestral al 31 de enero de 2005
3º Absorción del saldo negativo de la cuenta "Resultados No Asignados" del Estado de Evolución del Patrimonio Neto de $ 12.948.022, afectándolo con las cuentas "Otras Reservas" por $ 5.031, "Reserva Legal" por $ 4.083.917 y "Ajuste Integral del Capital" por $ 8.859.074

Buenos Aires, 24 de Marzo de 2005. EL DIRECTORIO

Nota: Se recuerda a los Señores Accionistas que deberán cursar comunicación para que se los inscriba en el Libro de Asistencia hasta el 22 de abril de 2005, a las 17 horas, en Supacha 1111, Piso 15º, Ciudad Autónoma de Buenos Aires, en el horario de 13.00 a 17.00 horas. Los titulares que tengan depositadas sus acciones en la Caja de Valores u otra institución autorizada, deberán presentar certificado de depósito emitido por dicha institución.
Se requiere a los Señores Accionistas su presencia en el lugar designado para la Asamblea General Extraordinaria con una anticipación no menor de 15 minutos al horario de celebración establecido en la presente Convocatoria, a los fines de facilitar su acreditación y registro de asistencia. No se aceptarán acreditaciones fuera del horario fijado

Guillermo J. Cobe - Presidente

EDICTO JUDICIAL: El Juz. Nac. de 1º Instancia en lo Comercial Nº 19, a cargo de la Dra. Adela Norma Fernandez, Secretaría Nº 38, a cargo del Sr. Federico Santiago Johnson, sito en Marcelo T. de Alvear 1840 P.B. de Capital Federal, comunica por CINCO días que el 08.03.05, se decretó la reconversión a concurso preventivo de FACHADAS INTEGRALES S.R.L., C.U.I.T. 30-68616667-4, con domicilio en AGUILAR 2547, 12º PISO "B" en los autos "FACHADAS INTEGRALES S.R.L. s/CONCURSO PREVENTIVO" designándose Síndico a Donatti Alfredo, domiciliado en Montevideo 31, 6º Piso "9" de Capital Federal, ante quien deberán los acreedores presentar las verificaciones de crédito hasta el día 10.05.05. Los informes de los arts. 35 y 39 de la LCQ vencen el 23.06.05 y 19.08.05 respectivamente. Fíjase el 24.02.06 a las 10 horas para la celebración de la audiencia informativa en la Sala de Audiencias del Tribunal. Publíquese por cinco días. Buenos Aires, 22 de marzo de 2005. FEDERICO S. JOHNSON - Secretario. v1

ELECTRICIDAD ARGENTINA S.A.

ASAMBLEA GENERAL ORDINARIA

Convócase a los señores accionistas a la Asamblea General Ordinaria a celebrarse el día 29 de abril de 2005 a las 11,30 hs. y 13 hs. en primera convocatoria y segunda convocatoria respectivamente en Av. Eduardo Madero Nº 900, Piso 22, Buenos Aires, con el siguiente ORDEN DEL DIA:

1) Designación de dos accionistas para firmar el Acta.
2) Aprobación de la Memoria, Inventario, Reseña Informativa, Información requerida por el artículo 68 del Reglamento de la Bolsa de Comercio de Buenos Aires, Estados Contables de la Sociedad, Informe del Auditor, Informe de la comisión Fiscalizadora, Balance, Estado de Resultados, de Evolución del Patrimonio Neto, Origen y aplicación de fondos, notas y anexos de EASA del ejercicio finalizado el 31 de Diciembre de 2004, de acuerdo al art. 234 de la Ley 19.550
3) Consideración de la gestión desarrollada por el Directorio durante el ejercicio finalizado con fecha 31 de diciembre de 2004.
4) Consideración de la gestión desarrollada por la Sindicatura durante el ejercicio finalizado con fecha 31 de diciembre de 2004
5) Consideración de las remuneraciones al directorio por ($80.000 importe asignado) correspondiente *al ejercicio económico finalizado el 31 de diciembre de 2004, el cual arrojó quebranto* computable en los términos de las Normas de la Comisión Nacional de Valores.
6) Consideración de la remuneración de los Sres. Síndicos por el ejercicio finalizado el 31 de diciembre de 2004 ($21.610)
7) Consideración de la renuncia del Vicepresidente Primero Yves Desroussaaux y del Director Suplente Oscar Marano. Designación de un (1) Director Titular y un (1) Director Suplente en su reemplazo
8) Designación de los miembros de la Comisión Fiscalizadora.
9) Designación del Contador Certificante. Consideración de la remuneración del Contador Certificante.

Se recuerda a los señores accionistas ordinarios el cumplimiento de la comunicación de asistencia prevista por el art. 238 de la Ley 19.550, para que se los inscriba en el Registro de Asistencia a la Asamblea hasta el día 25 de abril de 2005 inclusive.

Nota: Se recuerda a los señores accionistas preferidos que la Caja de Valores S.A., domiciliada en 25 de Mayo Nº 362, Buenos Aires, lleva el registro de Acciones Preferidas Escriturales de la Sociedad. A fin de asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones preferidas escriturales librada al efecto por Caja de Valores S.A. y presentar dicha constancia para su inscripción en el Registro de Asistencia a la Asamblea, en la sede social de la sociedad sita en Av. Madero 900, P. 22º, Ciudad de Bs. As., hasta el día 25 de abril de 2005, inclusive, en el horario de 10 a 18 hs. La Sociedad entregará a los señores accionistas los comprobantes de recibo que servirán para la admisión en la Asamblea. Facultado por *Acta de Asamblea Nº 54 del 30 de abril de 2004 y Directorio Nº 144 del 10 de mayo de 2004* de Electricidad Argentina S.A.

Francisco F. Ponasso - Presidente

RENAULT ARGENTINA S.A.

Convócase a los Señores Accionistas a la Asamblea Ordinaria y Extraordinaria a celebrarse el 29 de abril de 2005 a las 10:00 horas, en Av. Figueroa Alcorta 3301, Capital Federal, para tratar el siguiente:

ORDEN DEL DÍA

1. DESIGNACIÓN DE DOS ACCIONISTAS PARA FIRMAR EL ACTA.
2. CONSIDERACION DE LA DOCUMENTACION DEL ART. 234 INC. 1° DE LA LEY 19.550 CORRESPONDIENTE AL EJERCICIO CERRADO EL 31 DE DICIEMBRE DE 2004.
3. ABSORCIÓN PARCIAL DE LAS PÉRDIDAS ACUMULADAS CON LA TOTALIDAD DEL SALDO DE LA CUENTA "AJUSTE DE LOS APORTES IRREVOCABLES" POR VN$ 502.392.075.
4. CONSIDERACIÓN DE UNA REDUCCIÓN DEL CAPITAL SOCIAL DE VN$ 1.022.302.978,42 A VN$ 51.310.912,42 CON LA FINALIDAD DE ABSORBER EL SALDO REMANENTE DE PÉRDIDAS ACUMULADAS. COMPOSICIÓN DEL PATRIMONIO NETO RESULTANTE. DELEGACIÓN EN EL DIRECTORIO DE LA FACULTAD DE EFECTUAR CUALQUIER HECHO, ACTO, PRESENTACIÓN O TRÁMITE VINCULADOS A LA IMPLEMENTACIÓN DE LAS MEDIDAS QUE ADOPTE LA ASAMBLEA Y/O LOS CAMBIOS QUE SEAN REQUERIDOS EN FORMA DEBIDAMENTE JUSTIFICADA POR LOS ORGANISMOS DE CONTRALOR, ENTIDADES AUTOREGULADAS, CAJAS DE VALORES, ORGANISMOS O ENTES VINCULADOS DEL PAÍS.
5. CONSIDERACIÓN DE LA GESTIÓN DEL DIRECTORIO, GERENTES Y MIEMBROS DE LA COMISIÓN FISCALIZADORA.
6. CONSIDERACIÓN DE LAS REMUNERACIONES AL DIRECTORIO, QUE HAN SIDO PROVISIONADAS EN LA SUMA DE $400.000 CON CARGO AL RESULTADO DEL EJERCICIO ECONÓMICO FINALIZADO EL 31 DE DICIEMBRE DE 2004, EL CUAL ARROJÓ QUEBRANTO COMPUTABLE EN LOS TÉRMINOS DE LAS NORMAS DE LA COMISIÓN NACIONAL DE VALORES. AUTORIZACIÓN DE ANTICIPOS CON CARGO AL RESULTADO DEL EJERCICIO ECONÓMICO QUE FINALIZARÁ EL 31 DE DICIEMBRE DE 2005. CONSIDERACIÓN DE HONORARIOS A LA COMISIÓN FISCALIZADORA.
7. FIJACION DEL NUMERO DE DIRECTORES Y SU ELECCIÓN CON MANDATO POR EL PRÓXIMO EJERCICIO.
8. RETRIBUCIÓN DEL AUDITOR EXTERNO DE LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2004.
9. DESIGNACION DEL AUDITOR EXTERNO PARA LA CERTIFICACION DE LOS ESTADOS CONTABLES CORRESPONDIENTES AL NUEVO EJERCICIO. DETERMINACIÓN DE SU RETRIBUCIÓN.
10. CONSIDERACIÓN DEL PRESUPUESTO PARA EL FUNCIONAMIENTO DEL COMITÉ DE AUDITORIA.

NOTAS:

La Asamblea no se realiza en la sede social.
Los puntos 3° y 4° serán tratados por la Asamblea con carácter extraordinario. El punto 4° se encuentra sujeto a la autorización previa de la Bolsa de Comercio de Buenos Aires.
Se recuerda a los Señores Accionistas que para su registro en el Libro de Asistencia a la Asamblea, deberán depositar en la sociedad su constancia de acciones escriturales emitida por la Caja de Valores S.A., de conformidad con el art. 238 de la ley 19.550 y las NORMAS (n.t. 2001) de la Comisión Nacional de Valores, hasta el día 25 de abril de 2005 inclusive, en Fray Justo Santa María de Oro 1744 Piso 2, Capital Federal, en el horario de 13.30 a 17.30 horas (At.: Dr. Fernando Abbondanza).
Se sugiere a los Señores Accionistas inscriptos presentarse con una anticipación de 15 minutos a la hora fijada para el comienzo de la Asamblea, a efectos de su registración y de la acreditación de los poderes correspondientes.

EL DIRECTORIO

CAMUZZI GAS PAMPEANA S.A.

Inscripta en el Registro Público de Comercio el 01/12/1992 bajo el N° 11674 del L° 112 T° A de Sociedades Anónimas, convoca a Asamblea General Ordinaria de Accionistas de Camuzzi Gas Pampeana S.A. para el día 29 de abril de 2005 a las 12:00 horas en Av. Alicia Moreau de Justo 240 Piso 3° de la Ciudad Autónoma de Buenos Aires para el tratamiento del siguiente orden del día: 1) Designación de dos accionistas para aprobar y firmar el Acta de Asamblea; 2) Consideración de la documentación establecida por el artículo 234 de la Ley de Sociedades Comerciales para el ejercicio finalizado el 31 de diciembre de 2004; 3) Consideración del destino a dar al resultado del ejercicio considerado; 4) Consideración de la gestión del Directorio y de la Comisión Fiscalizadora durante el ejercicio finalizado el 31 de diciembre de 2004 y fijación de sus honorarios; 5) Elección de los Directores; 6) Elección de los Síndicos; 7) Consideración del Presupuesto para el Ejercicio 2005 del Comité de Auditoría; y 8) Designación del Contador que dictaminará sobre la documentación contable anual (Art. 58 del Reglamento de la Bolsa de Comercio de Buenos Aires) - determinación de sus honorarios

Nota 1: Los Accionistas cuyo registro de acciones sea llevado por la Caja de Valores S.A., deberán presentar la constancia de sus respectivas cuentas, y aquellos cuyo registro escritural es llevado por la Sociedad tendrán que cursar comunicación de asistencia, ambos antes del 26 de abril de 2005, a Av. Alicia Moreau de Justo 240 Piso 3°, Ciudad Autónoma de Buenos Aires, en el horario de 9 a 17 horas.

Nota 2: La documentación a considerar se encuentra a disposición de los Sres. Accionistas en Av. Alicia Moreau de Justo 240 Piso 3°, Ciudad Autónoma de Buenos Aires, de 9 a 17 horas.

Martín Juan Blaquier
Vicepresidente Primero

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria

PRIMERA Y SEGUNDA CONVOCATORIA

a) Convocamos a los señores Accionistas de MIRGOR S.A.C.I.F.I.A. a Asamblea General Ordinaria a celebrarse el día 29 de abril de 2005 a las 10.00 horas (11.00 horas en segunda convocatoria) en la Sede Social, calle Einstein 1.111, Río Grande, Tierra del Fuego, con el fin de tratar el siguiente:
ORDEN DEL DIA:
1) Designación de dos accionistas para aprobar y firmar el acta.
2) Consideración de la documentación prevista por el art. 234 inc. 1 de la Ley 19.550 y Normas de la Comisión Nacional de Valores, correspondientes al ejercicio económico Nro. 34, finalizado el 31 de diciembre de 2004.
3) Consideración de los resultados del ejercicio. Tratamiento a brindarse a los Resultados no Asignados.
4) Consideración de la gestión del Directorio y de la Comisión Fiscalizadora que actuaron durante el ejercicio Nro. 34 finalizado el 31 de diciembre de 2004.
5) Consideración de las remuneraciones a la Comisión Fiscalizadora ($ 10.000) correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004.
6) Consideración de las remuneraciones a los directores correspondientes al ejercicio cerrado al 31 de diciembre de 2004 por $ 439.729 (total remuneraciones), excediendo en $ 52.749 el límite del CINCO POR CIENTO (5%) de las utilidades fijado por el artículo 261 de la ley Nº 19.550 y las Normas de la Comisión Nacional de Valores, en el caso que no se apruebe distribución de dividendos.
7) Elección de los miembros titulares y suplentes de la Comisión Fiscalizadora.
8) Designación de los Contadores Públicos certificantes de los estados contables correspondientes al ejercicio a cerrar el 31 de diciembre de 2005 y determinación de su remuneración.

EL DIRECTORIO

NOTA 1: Para asistir a la Asamblea General Ordinaria es necesario depositar los certificados de titularidad de acciones escriturales emitidos al efecto por la Caja de Valores S.A., hasta tres días hábiles antes de la fecha fijada, en la Sede Social (Einstein 1.111 - Río Grande - Tierra del Fuego) o en Paseo Colón 221 2do. Piso, Capital Federal, dentro del horario de 10.00 a 12.00 y de 15.00 a 17.00 horas, hasta el 25 de abril de 2005. En el mismo lugar y horario, se encuentra a disposición de los señores accionistas la documentación que tratará la Asamblea.
NOTA 2: Se ruega a los señores Accionistas presentarse con 15 minutos de anticipación a la hora prevista para la iniciación de la Asamblea a fin de acreditar los poderes y firmar el Registro de Asistencia.

LIC. ROBERTO G. VAZQUEZ

HSBC BANK ARGENTINA S.A.

(N° 115, F° 17, L° 54, T° A de Estatutos Nacionales)

REFORMA DE ESTATUTO SOCIAL

Se comunica a los señores accionistas que de acuerdo con lo aprobado por la Asamblea Ordinaria y Extraordinaria de Accionistas de la Sociedad celebrada el 11 de Febrero de 2005, se ha resuelto reducir en forma obligatoria el Capital Social de la Sociedad y en consecuencia reformar el Artículo 6° del Estatuto Social conforme el siguiente texto: El Capital Social es de $ 926.190.763 representado por acciones 926.190.763 ordinarias de vn $ 1 (un peso) cada una, de las cuales 452.172.978 corresponden a la Clase "A" y 474.017.785 corresponden a la Clase "B". Cada clase tendrá los derechos otorgados por estos estatutos. Las acciones pueden ser ordinarias Clase "A" (de un voto por acción), ordinarias Clase "B" (de cinco votos por acción) o preferidas, todas con valor nominal unitario $1 (un peso), de forma escritural o nominativas endosables o no. De producirse la incorporación de las acciones de la Sociedad al régimen de Oferta Pública, el Capital Social se regirá por las siguientes disposiciones. Los incisos a) a f) no sufren cambio alguno. ANTONIO MIGUEL LOSADA - Presidente conforme designación de la Asamblea Ordinaria y Extraordinaria de Accionistas de fecha 11 de Febrero de 2005 -

Antonio Miguel Losada - Presidente

HSBC BANK ARGENTINA S.A.

(N° 115, F° 17, L° 54, T° A de Estatutos Nacionales)

AUMENTO DEL CAPITAL SOCIAL

Se comunica a los señores accionistas que en virtud de lo aprobado por la Asamblea Ordinaria y Extraordinaria de Accionistas celebrada el 29 de Octubre de 2004, y continuada tras cuarto intermedio el 26 de Noviembre del mismo año, y habiendo finalizado el periodo de suscripción y ejercicio del derecho de acrecer se han suscripto la totalidad de las acciones ofrecidas, conforme con lo previsto por el artículo 194 de la Ley de Sociedades, correspondiendo aumentar el capital social en $ 352.116.000 representativo de 352.116.000 acciones ordinarias escriturales de valor nominal $1 por acción, de las cuales 171.905.559 serán acciones escriturales Clase "A", con derecho 1 voto por acción, y 180.210.441 serán acciones escriturales Clase "B" con derecho a 5 votos por acción, elevando el capital social de $ 1.109.920.132 a $ 1.462.036.132. ANTONIO MIGUEL LOSADA - Presidente conforme designación de la Asamblea Ordinaria y Extraordinaria de Accionistas de fecha 11 de Febrero de 2005 - Antonio Miguel Losada - Presidente

HSBC BANK ARGENTINA S.A.

(N° 115, F° 17, L° 54, T° A de Estatutos Nacionales)

REFORMA DE ESTATUTO SOCIAL

Se comunica a los señores accionistas que de acuerdo con lo aprobado por la Asamblea Ordinaria y Extraordinaria de Accionistas de la Sociedad celebrada el 29 de Octubre de 2004 y continuada tras cuarto intermedio con fecha 26 de Noviembre del mismo año, se ha resuelto reformar el Artículo 6° del Estatuto Social conforme el siguiente texto: El Capital Social es de $ 1.462.036.132 representado por acciones 1.462.036.132 ordinarias de vn $ 1 (un peso) cada una, de las cuales 713.776.534 corresponden a la Clase "A" y 748.259.598 corresponden a la Clase "B". Cada clase tendrá los derechos otorgados por estos estatutos. Las acciones pueden ser ordinarias Clase "A" (de un voto por acción), ordinarias Clase "B" (de cinco votos por acción) o preferidas, todas con valor nominal unitario $1 (un peso), de forma escritural o nominativas endosables o no. De producirse la incorporación de las acciones de la Sociedad al régimen de Oferta Pública, el Capital Social se regirá por las siguientes disposiciones. Los incisos a) a f) no sufren cambio alguno. ANTONIO MIGUEL LOSADA - Presidente conforme designación de la Asamblea Ordinaria y Extraordinaria de Accionistas de fecha 11 de Febrero de 2005 -

Antonio Miguel Losada - Presidente

HSBC SERVICIOS FINANCIEROS (ARGENTINA) S.A.

(02-02-1998, N° 1117, L°123, T° A de Soc. Anónimas)

REDUCCION DE CAPITAL SOCIAL

En cumplimiento de lo establecido por el Art. 204 de la ley 19.550, comunica que la Asamblea Ordinaria y Extraordinaria del 23 de Marzo de 2005 redujo el capital de $ 98.747.331 a $ 81.947.331. Activo y pasivo antes de la reducción: $ 117.274.100 y $ 40.682. Activo y pasivo después de la reducción: $ 117.274.100 y $ 16.840.682. David Charles Budd Presidente conforme designación de la Asamblea Ordinaria y Extraordinaria de Accionistas celebrada con fecha 29 de noviembre de 2004.

DAVID C. BUDD - PRESIDENTE

ASOCIACION MUTUAL DEL PERSONAL JERARQUICO DE DAIMLERCHRYSLER ARGENTINA

Convócase a Asamblea General Ordinaria de la Asociación Mutual del Personal Jerárquico de Daimlerchrysler Argentina para el día 29 de abril de 2005 a las 17.30 hs. en el domicilio legal de Azucena Villaflor Nº 435 1º piso, Buenos Aires, a los efectos de tratar el siguiente: ORDEN DEL DIA: 1) Consideración de Memoria, Balance General y Estado de Resultados presentado por el Órgano Directivo y el Informe de la Junta Fiscalizadora correspondiente al Ejercicio Económico finalizado el 31 de Diciembre de 2004. 2) Renovación de autoridades de la Comisión Directiva y Junta Fiscalizadora. 3) Resumen de lo acontecido durante el año. 4) Estados Contables. 5) Designación de dos socios para firmar el acta.

BANCO HIPOTECARIO S.A.

Convocatoria: Se convoca a los señores accionistas del Banco Hipotecario S.A. a Asamblea General Ordinaria a celebrarse el día 28 de abril de 2005, en primera convocatoria a las 12 horas y en segunda convocatoria a las 13 horas, en la sede social del Banco, sita en Reconquista 151, piso 7°, de la ciudad de Buenos Aires, para considerar el siguiente Orden del Día: (i) Designación de dos accionistas para aprobar y suscribir el acta; (ii) Consideración de la documentación prescripta por el artículo 234, inciso 1° de la Ley 19.550, correspondiente al ejercicio social cerrado el 31/12/04; (iii) Consideración de la gestión del Directorio y la Comisión Fiscalizadora; (iv) Consideración de las retribuciones al Directorio por funciones técnico administrativas por un total de $ 3.430 miles, compuesto de $1.424 miles en concepto de honorarios y $ 2.006 miles en concepto de otras remuneraciones, correspondientes al ejercicio económico finalizado el 31/12/04, el cual arrojó quebranto computable en los términos de las Normas de la Comisión Nacional de Valores; (v) Consideración de los honorarios de la Comisión Fiscalizadora; (vi) Designación del Contador Certificante para el ejercicio del año 2005; (vii) Delegación en el Directorio de las facultades para fijar la época, monto, plazo y demás términos y condiciones de las emisiones de obligaciones negociables dentro del Programa Global en los términos del artículo 9 de la ley 23.576.

El Directorio

NOTA: Se informa a los Sres. Accionistas que los Estados Contables correspondientes al Ejercicio finalizado el 31/12/04, que fueron publicados en el Boletín Oficial el día 9/3/2005, se encuentran a su disposición en la Secretaría General del Banco, Reconquista 151 - Piso 5° - Ciudad de Buenos Aires. Asimismo, se hace saber que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A.. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs.. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

BANCO HIPOTECARIO S.A.

Convocatoria: Se convoca a los señores accionistas del Banco Hipotecario S.A. a Asamblea Especial de Accionistas Clase "D" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 13,30 horas, en la sede social sita en Reconquista 151, Piso 7°, de la ciudad de Buenos Aires, con el objeto de considerar el siguiente Orden del Día: (i) Designación de dos accionistas para aprobar y suscribir el acta; (ii) Elección de cuatro directores titulares por dos ejercicios, en reemplazo de cuatro directores titulares con mandato cumplido; (iii) Elección de cuatro directores suplentes, en reemplazo de directores suplentes con mandato cumplido.

El Directorio

NOTA: Se informa a los Sres. Accionistas que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs.. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

BANCO HIPOTECARIO S.A.

Convocatoria: Se convoca a los señores accionistas del Banco Hipotecario S.A. a Asamblea Especial Conjunta de Accionistas Clase "D" y Clase "C" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 14 horas, en la sede social sita en Reconquista 151, Piso 7°, de la ciudad de Buenos Aires, con el objeto de considerar el siguiente Orden del Día: (i) Designación de dos accionistas para aprobar y suscribir el acta; (ii) Elección de tres síndicos titulares y tres síndicos suplentes por dos ejercicios, en reemplazo de los tres síndicos titulares y de dos síndicos suplentes con mandato cumplido, y de un síndico suplente para cubrir la vacante del que debió asumir como titular ante la renuncia de un síndico titular.

El Directorio

NOTA: Se informa a los Sres. Accionistas que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A.. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs.. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

BANCO HIPOTECARIO S.A.

Convocatoria: Se convoca a los señores accionistas del Banco Hipotecario S.A. a Asamblea Especial de Accionistas Clase "A" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 14,30 horas, en la sede social sita en Reconquista 151, Piso 7°, de la ciudad de Buenos Aires, con el objeto de considerar el siguiente Orden del Día: (i) Designación de accionista para aprobar y suscribir el acta; (ii) Elección de dos directores titulares por dos ejercicios, en reemplazo de los directores titulares con mandato cumplido; (iii) Elección de un síndico titular y un síndico suplente por dos ejercicios, en reemplazo de un síndico titular y de un síndico suplente con mandatos cumplidos.

El Directorio

NOTA: Se informa a los Sres. Accionistas que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A.. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

BANCO HIPOTECARIO S.A.

Convocatoria: Se convoca a los señores accionistas del Banco Hipotecario S.A. a Asamblea Especial de Accionistas Clase "B" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 15 horas, en la sede social sita en Reconquista 151, Piso 7°, de la ciudad de Buenos Aires, con el objeto de considerar el siguiente Orden del Día: (i) Designación de accionista para aprobar y suscribir el acta; (ii) Elección de un síndico titular y un síndico suplente por dos ejercicios, en reemplazo del síndico titular y del síndico suplente con mandatos cumplidos.

El Directorio

NOTA: Se informa a los Sres. Accionistas que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A.. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs.. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

RENAULT ARGENTINA S.A.

Convócase a los Señores Accionistas a la Asamblea Ordinaria y Extraordinaria a celebrarse el 29 de abril de 2005 a las 10:00 horas, en Av. Figueroa Alcorta 3301, Capital Federal, para tratar el siguiente:

ORDEN DEL DÍA

1. DESIGNACION DE DOS ACCIONISTAS PARA FIRMAR EL ACTA.
2. CONSIDERACION DE LA DOCUMENTACION DEL ART. 234 INC. 1° DE LA LEY 19.550 CORRESPONDIENTE AL EJERCICIO CERRADO EL 31 DE DICIEMBRE DE 2004.
3. ABSORCION PARCIAL DE LAS PERDIDAS ACUMULADAS CON LA TOTALIDAD DEL SALDO DE LA CUENTA "AJUSTE DE LOS APORTES IRREVOCABLES" POR VN$ 502.392.075.
4. CONSIDERACIÓN DE UNA REDUCCIÓN DEL CAPITAL SOCIAL DE VN$ 1.022.302.978,42 A VN$ 61.310.912,42 CON LA FINALIDAD DE ABSORBER EL SALDO REMANENTE DE PÉRDIDAS ACUMULADAS. COMPOSICIÓN DEL PATRIMONIO NETO RESULTANTE. DELEGACION EN EL DIRECTORIO DE LA FACULTAD DE EFECTUAR CUALQUIER HECHO, ACTO, PRESENTACIÓN O TRAMITE VINCULADOS A LA IMPLEMENTACIÓN DE LAS MEDIDAS QUE ADOPTE LA ASAMBLEA Y/O LOS CAMBIOS QUE SEAN REQUERIDOS EN FORMA DEBIDAMENTE JUSTIFICADA POR LOS ORGANISMOS DE CONTRALOR, ENTIDADES AUTOREGULADAS, CAJAS DE VALORES, ORGANISMOS O ENTES VINCULADOS DEL PAÍS.
5. CONSIDERACIÓN DE LA GESTIÓN DEL DIRECTORIO, GERENTES Y MIEMBROS DE LA COMISIÓN FISCALIZADORA.
6. CONSIDERACIÓN DE LAS REMUNERACIONES AL DIRECTORIO, QUE HAN SIDO PROVISIONADAS EN LA SUMA DE $300.000 CON CARGO AL RESULTADO DEL EJERCICIO ECONÓMICO FINALIZADO EL 31 DE DICIEMBRE DE 2004, EL CUAL ARROJO QUEBRANTO COMPUTABLE EN LOS TERMINOS DE LAS NORMAS DE LA COMISIÓN NACIONAL DE VALORES. AUTORIZACIÓN DE ANTICIPOS CON CARGO AL RESULTADO DEL EJERCICIO ECONÓMICO QUE FINALIZARÁ EL 31 DE DICIEMBRE DE 2005. CONSIDERACIÓN DE HONORARIOS A LA COMISION FISCALIZADORA.
7. FIJACION DEL NUMERO DE DIRECTORES Y SU ELECCION CON MANDATO POR EL PROXIMO EJERCICIO.
8. RETRIBUCION DEL AUDITOR EXTERNO DE LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2004.
9. DESIGNACION DEL AUDITOR EXTERNO PARA LA CERTIFICACION DE LOS ESTADOS CONTABLES CORRESPONDIENTES AL NUEVO EJERCICIO. DETERMINACIÓN DE SU RETRIBUCIÓN.
10. CONSIDERACIÓN DEL PRESUPUESTO PARA EL FUNCIONAMIENTO DEL COMITÉ DE AUDITORIA.

NOTAS:

La Asamblea no se realiza en la sede social.

Los puntos 3° y 4° serán tratados por la Asamblea con carácter extraordinario. El punto 4° se encuentra sujeto a la autorización previa de la Bolsa de Comercio de Buenos Aires.

Se recuerda a los Señores Accionistas que para su registro en el Libro de Asistencia a la Asamblea, deberán depositar en la sociedad su constancia de acciones escriturales emitida por la Caja de Valores S.A., de conformidad con el art. 238 de la ley 19.550 y las NORMAS (n.t. 2001) de la Comisión Nacional de Valores, hasta el día 25 de abril de 2005 inclusive, en Fray Justo Santa María de Oro 1744 Piso 2, Capital Federal, en el horario de 12:30 a 17:30 horas (At.: Dr. Fernando Abbondanza).

Se sugiere a los Señores Accionistas inscriptos presentarse con una anticipación de 15 minutos a la hora fijada para el comienzo de la Asamblea, a efectos de su registración y de la acreditación de los poderes correspondientes.

EL DIRECTORIO

CAMUZZI GAS PAMPEANA S.A.

Inscripta en el Registro Público de Comercio el 01/12/1992 bajo el N° 11674 del L° 112 T° A de Sociedades Anónimas, convoca a Asamblea General Ordinaria de Accionistas de Camuzzi Gas Pampeana S.A., para el día 29 de abril de 2005 a las 12:00 horas en Av. Alicia Moreau de Justo 240 Piso 3° de la Ciudad Autónoma de Buenos Aires para el tratamiento del siguiente orden del día: 1) *Designación de dos accionistas para aprobar y firmar el Acta de Asamblea;* 2) Consideración de la documentación establecida por el artículo 234 de la Ley de Sociedades Comerciales para el ejercicio finalizado el 31 de diciembre de 2004; 3) Consideración del destino a dar al resultado del ejercicio considerado; 4) Consideración de la gestión del Directorio y de la Comisión Fiscalizadora durante el ejercicio finalizado el 31 de diciembre de 2004 y *fijación de sus honorarios; 5) Elección de los Directores;* 6) Elección de los Síndicos; 7) Consideración del Presupuesto para el Ejercicio 2005 del Comité de Auditoría; y 8) Designación del Contador que dictaminará sobre la documentación contable anual (Art. 58 del Reglamento de la Bolsa de Comercio de Buenos Aires) - determinación de sus honorarios

Nota 1: Los Accionistas cuyo registro de acciones sea llevado por la Caja de Valores S.A., deberán presentar la constancia de sus respectivas cuentas, y aquellos cuyo registro escritural es llevado por la Sociedad tendrán que cursar comunicación de asistencia, ambos *antes del 26 de abril de 2005, a Av. Alicia* Moreau de Justo 240 Piso 3°, Ciudad Autónoma de Buenos Aires, en el horario de 9 a 17 horas.

Nota 2: La documentación a considerar se encuentra a disposición de los Sres. Accionistas en Av. Alicia Moreau de Justo 240 Piso 3°, Ciudad Autónoma de Buenos Aires, de 9 a 17 horas.

Martín Juan Blaquier
Vicepresidente Primero

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria

PRIMERA Y SEGUNDA CONVOCATORIA

a) Convocamos a los señores Accionistas de MIRGOR S.A.C.I.F.I.A. a Asamblea General Ordinaria a celebrarse el día 29 de abril de 2005 a las 10.00 horas (11.00 horas en segunda convocatoria) en la *Sede Social*, calle Einstein 1.111, Río Grande, Tierra del Fuego, con el fin de tratar el siguiente:

ORDEN DEL DIA:

1) *Designación de dos accionistas para aprobar y firmar el acta.*
2) Consideración de la documentación prevista por el art. 234 inc. 1 de la Ley 19.550 y Normas de la Comisión Nacional de Valores, correspondientes al ejercicio económico Nro. 34, finalizado el 31 de diciembre de 2004.
3) Consideración de los resultados del ejercicio. Tratamiento a brindarse a los Resultados no Asignados.
4) Consideración de la gestion del Directorio y de la Comisión Fiscalizadora que actuaron durante el ejercicio Nro. 34 finalizado el 31 de diciembre de 2004.
5) Consideración de las remuneraciones a la Comisión Fiscalizadora ($ 10.000) correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004.
6) Consideración de las remuneraciones a los directores correspondientes al ejercicio cerrado al 31 de diciembre de 2004 por $ 439.729 (total remuneraciones), excediendo en $ 52.749 el límite del CINCO POR CIENTO (5%) de las utilidades fijado por el artículo 261 de la ley N° 19.550 y las *Normas de la Comisión Nacional de Valores, en el caso que no se* apruebe distribución de dividendos.
7) Elección de los miembros titulares y suplentes de la Comisión Fiscalizadora.
8) Designación de los Contadores Públicos certificantes de los estados contables correspondientes al ejercicio a cerrar el 31 de diciembre de 2005 y determinación de su remuneración.

EL DIRECTORIO

NOTA 1: Para asistir a la Asamblea General Ordinaria es necesario depositar los certificados de titularidad de acciones escriturales emitidos al efecto por la Caja de Valores S.A., hasta tres días hábiles antes de la fecha fijada, en la Sede Social (Einstein 1.111 - Río Grande - Tierra del Fuego) o en Paseo Colón 221 2do. Piso, Capital Federal, dentro del horario de 10.00 a 12.00 y de 15.00 a 17.00 horas, hasta el 25 de abril de 2005. En el *mismo lugar y horario, se encuentra a disposición de los señores accionistas la documentación* que tratará la Asamblea.

NOTA 2: Se ruega a los señores Accionistas presentarse con 15 minutos de anticipación a la hora prevista para la iniciación de la Asamblea a fin de acreditar los poderes y firmar el Registro de Asistencia.

LIC. ROBERTO G. VAZQUEZ

SOCIEDAD COMERCIAL DEL PLATA S.A.

CONVOCATORIA

De acuerdo con lo dispuesto por el art. 17 inciso d) del Estatuto Social, el Directorio cumple en convocar a los señores accionistas a Asamblea Ordinaria en primera y segunda convocatoria para el 28 de abril de 2005 a las 9 y 10 horas respectivamente, la que no se realizará en la sede social sino en la Cámara de Sociedades Anónimas, calle Libertad 1340, planta baja Ciudad de Buenos Aires, para tratar el siguiente:

ORDEN DEL DIA

1°) Designación de dos accionistas para firmar el acta de Asamblea, conjuntamente con el Presidente, un Director y un Síndico Titular;
2°) Consideración de la Memoria, Inventario, Balance General, Estado de Resultados, Estado de Evolución del Patrimonio Neto, Estado de Flujo de Efectivo, Notas, Cuadros Anexos A, B, C, D, E, G y H, Información Contable Complementaria, Destino del resultado del ejercicio e Informe de la Comisión Fiscalizadora correspondientes *al ejercicio económico terminado el 31 de diciembre de 2004;*
3°) Ratificación de lo actuado por el Directorio, el Comité de Dirección y la Comisión Fiscalizadora;
4°) Elección de Directores Titulares por el término de dos años previa fijación del número de miembros del Directorio;
5°) Elección de tres Síndicos Titulares y tres Síndicos Suplentes, para integrar la Comisión Fiscalizadora por el término de un año;
6°) Consideración de las remuneraciones a los miembros del Directorio, Comité de Dirección y *Comisión Fiscalizadora, correspondiente al ejercicio económico terminado* el 31 de diciembre de 2004;
7°) Designación de Contador Público para certificar los balances trimestrales y el balance general del ejercicio económico que finaliza el 31 de diciembre de 2005 y fijación de sus honorarios;
8°) Consideración del presupuesto del Comité de Auditoría para el ejercicio económico que finaliza el 31 de diciembre de 2005.

NOTA: Se recuerda a los señores accionistas que para asistir a la Asamblea deberán presentar *constancia de su cuenta de acciones escriturales librada al efecto* por Caja de Valores S.A., o certificado de depósito, para su registro en el libro de Asistencia a Asambleas en el domicilio de la sociedad, Reconquista 1088, 9° Piso, Ciudad de Buenos Aires, hasta el 22 de abril de 2005 de lunes a viernes en el horario de 9 a 13 y de 15 a 18 horas. Se ruega a los señores accionistas concurrir con media hora de anticipación a la fijada para la Asamblea a fin de acreditar su personería jurídica.

Buenos Aires, 28 de marzo de 2005
El Directorio

SANTIAGO SOLDATI
Presidente

"BAYER SOCIEDAD ANONIMA" "BAYER CROPSCIENCE S.A." FUSION POR ABSORCION

En cumplimiento de lo dispuesto por el art. 83 inc. 3° de la ley 19.550, se hace saber que " BAYER SOCIEDAD ANONIMA" (Dirección Provincial de personas Jurídicas de la Provincia de Buenos Aires 8/9/2000, Matrícula 56649 de Sociedades Comerciales, Legajo 105815 por Cambio de Jurisdicción), con sede social en Ricardo Gutierrez 3652, Munro, Partido de Vicente López, Provincia de Buenos Aires y "BAYER CROPSCIENCE S.A." (Inspección General de Justicia el 15/12/1993, número 12.666, libro 114, Tomo "A" de Sociedades Anónimas), con sede social en 25 de Mayo 489, Piso Octavo, Capital Federal, han resuelto fusionarse disponiendo la disolución anticipada sin liquidación de la última y la transferencia total de su patrimonio a la primera. "BAYER SOCIEDAD ANONIMA" aumentará su capital social en 1.826.050 pesos. Valuaciones de activos y pasivos al 30 de diciembre de 2004: "BAYER SOCIEDAD ANONIMA" : Activo: $ 772.551.817. Pasivo: $ 432.896.543. "BAYER CROPSCIENCE S.A.": Activo: $ 12.511.710. Pasivo: $ 2.073.817. Compromiso previo de fusión suscripto el 30/12/2004. Resoluciones Aprobatorias: Asambleas Generales Extraordinarias Unánimes del 15/2/2005. Oposiciones: Reconquista 336, Piso 4°, Oficina 42/49, Capital Federal de 10 a 18 hs. Carlos Enrique MONCKEBERG, AUTORIZADO *por actas de Asambleas Generales Extraordinarias* Unánimes del 15/2/2005 de las citadas sociedades.

Carlos Enrique MÖNCKEBERG. D.N.I. N° 5.617.693

EDICTO JUDICIAL: El Juz. Civ. y Com. N° 1, Sec. N° 2 de la Cap. Fed. hace saber que [illegible] HABCH de nacionalidad armenia DNI N° 33.367.016 ha solicitado la concesión de la CARTA DE CIUDADANIA ARGENTINA. Buenos Aires 4 de abril de 2005. EUGENIO J. RAFFO - Secretario - Civ. y Com. Federal

EDICTO: El Juzgado Nacional de Primera Instancia en lo Civil N° 36, Secretaría Unica, sito en Uruguay 714 P.B. cita y emplaza por el término de Treinta Días a herederos y acreedores de Elías Osvaldo Duer. Publíquese por tres días en La Prensa. Buenos Aires, 28 de Marzo de 2005. Fdo: Dra. Dora Barbaroxingo. Juez. SEBASTIAN F. FONT - Secretario.

BANCO HIPOTECARIO S.A.

Convocatoria: Se convoca a los señores accionistas del Banco Hipotecario S.A. a Asamblea General Ordinaria a celebrarse el día 28 de abril de 2005, en primera convocatoria a las 12 horas y en segunda convocatoria a las 13 horas, en la sede social del Banco, sita en Reconquista 151, piso 7°, de la ciudad de Buenos Aires, para considerar el siguiente Orden del Día: (i) Designación de dos accionistas *para aprobar y suscribir el acta; (ii) Consideración* de la documentación prescripta por el artículo 234, inciso 1° de la Ley 19.550, correspondiente al ejercicio social cerrado el 31/12/04; (iii) Consideración de la gestión del *Directorio y la Comisión Fiscalizadora; (iv) Consideración de las retribuciones al Directorio* por funciones técnico administrativas por un total de $ 3.430 miles, compuesto de $1.424 miles en concepto de honorarios y $ 2.006 miles en concepto de otras remuneraciones, correspondientes al ejercicio económico finalizado el 31/12/04, el cual arrojó quebranto computable en los términos de las Normas de la Comisión Nacional de Valores; (v) Consideración de los honorarios de la Comisión Fiscalizadora; (vi) Designación del Contador Certificante para el ejercicio del año 2005; (vii) Delegación en el Directorio de las facultades para fijar la época, monto, plazo y demás términos y condiciones de las emisiones de obligaciones negociables dentro del Programa Global en los términos del artículo 9 de la ley 23.576.

El Directorio

NOTA: Se informa a los Sres. Accionistas que los Estados Contables correspondientes al Ejercicio finalizado el 31/12/04, que fueron publicados en el Boletín Oficial el día 9/3/2005, se encuentran a su disposición en la Secretaría General del Banco, Reconquista 151 - Piso 5° - Ciudad de Buenos Aires. Asimismo, se hace saber que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas *comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia* por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día *22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30* hs.. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

BANCO HIPOTECARIO S.A.

Convocatoria: Se convoca a los señores accionistas del Banco Hipotecario S.A. a Asamblea Especial de Accionistas Clase "D" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 13,30 horas, en la sede social sita en Reconquista 151, Piso 7°, de la ciudad de Buenos Aires, con el objeto de considerar el siguiente Orden del Día: (i) Designación de dos accionistas para aprobar y suscribir el acta; (ii) Elección de cuatro directores titulares por dos ejercicios, en reemplazo de cuatro directores titulares con *mandato cumplido; (iii) Elección de cuatro directores suplentes, en reemplazo de directores* suplentes con mandato cumplido.

El Directorio

NOTA: Se informa a los Sres. Accionistas que el Registro de Acciones Escriturales de la *Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B.*, Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A.. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atencion de 10:00 a 12:30 y de 15:00 a 17:30 hs.. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

BANCO HIPOTECARIO S.A.

Convocatoria: Se convoca a los señores accionistas del Banco Hipotecario S.A. a Asamblea Especial Conjunta de Accionistas Clase "D" y Clase "C" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 14 horas, en la sede social sita en Reconquista 151, Piso 7°, de la ciudad de Buenos Aires, con el objeto de considerar el siguiente Orden del Día: (i) Designación de dos accionistas para aprobar y suscribir el acta; (ii) Elección de tres síndicos titulares y tres síndicos suplentes por dos ejercicios, en reemplazo de los tres síndicos titulares y de dos síndicos suplentes con mandato cumplido, y de un síndico suplente para cubrir la vacante del que debió asumir como titular ante la renuncia de un síndico titular.

El Directorio

NOTA: Se informa a los Sres. Accionistas que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., *Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una* constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A.. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de *esas acciones deberán requerir la gestión de dicha constancia por ante el depositante* correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 *inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs.*. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

BANCO HIPOTECARIO S.A.

Convocatoria: Se convoca a los señores accionistas del Banco Hipotecario S.A. a Asamblea Especial de Accionistas Clase "A" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 14,30 horas, en la sede social sita en Reconquista 151, Piso 7°, de la ciudad de Buenos Aires, con el objeto de considerar *el siguiente Orden del Día: (i)* Designación de accionista para aprobar y suscribir el acta; (ii) Elección de dos directores titulares por dos ejercicios, en reemplazo de los directores titulares con mandato cumplido; (iii) Elección de un síndico titular y un síndico suplente por dos ejercicios, en reemplazo de un síndico titular y de un síndico suplente con mandatos cumplidos.

El Directorio

NOTA: Se informa a los Sres. Accionistas que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A.. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs.. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán *para la admisión a la Asamblea.*

BANCO HIPOTECARIO S.A.

Convocatoria: Se convoca a los señores accionistas del Banco Hipotecario S.A. a Asamblea Especial de Accionistas Clase "B" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 15 horas, en la sede social sita en Reconquista 151, Piso 7°, de la ciudad de Buenos Aires, con el objeto de considerar el siguiente Orden del Día: (i) Designación de accionista para aprobar y suscribir el acta; (ii) Elección de un síndico titular y un síndico suplente por dos ejercicios, en reemplazo del síndico titular y del síndico suplente con mandatos cumplidos.

El Directorio

NOTA: Se informa a los Sres. Accionistas que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A.. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs.. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

Faltaba entregar comprobantes de 6 y 7 de abril. — 2 x 33.-

RENAULT ARGENTINA S.A.

Convócase a los Señores Accionistas a la Asamblea Ordinaria y Extraordinaria a celebrarse el 29 de abril de 2005 a las 10:00 horas, en Av. Figueroa Alcorta 3301, Capital Federal, para tratar el siguiente:

ORDEN DEL DÍA

1. DESIGNACIÓN DE DOS ACCIONISTAS PARA FIRMAR EL ACTA.
2. CONSIDERACIÓN DE LA DOCUMENTACIÓN DEL ART. 234 INC. 1° DE LA LEY 19.550 CORRESPONDIENTE AL EJERCICIO CERRADO EL 31 DE DICIEMBRE DE 2004.
3. ABSORCIÓN PARCIAL DE LAS PÉRDIDAS ACUMULADAS CON LA TOTALIDAD DEL SALDO DE LA CUENTA "AJUSTE DE LOS APORTES IRREVOCABLES" POR VN$ 502.392.075.
4. CONSIDERACIÓN DE UNA REDUCCIÓN DEL CAPITAL SOCIAL DE VN$ 1.022.027.642 A VN$ 61.310.912,42 CON LA FINALIDAD DE ABSORBER EL SALDO REMANENTE DE PÉRDIDAS ACUMULADAS. COMPOSICIÓN DEL PATRIMONIO NETO RESULTANTE. DELEGACIÓN EN EL DIRECTORIO DE LA FACULTAD DE EFECTUAR CUALQUIER HECHO, ACTO, PRESENTACIÓN O TRÁMITE VINCULADOS A LA IMPLEMENTACIÓN DE LAS MEDIDAS QUE ADOPTE LA ASAMBLEA Y/O LOS CAMBIOS QUE SEAN REQUERIDOS EN FORMA DEBIDAMENTE JUSTIFICADA POR LOS ORGANISMOS DE CONTRALOR, ENTIDADES AUTOREGULADAS, CAJAS DE VALORES, ORGANISMOS O ENTES VINCULADOS DEL PAÍS.
5. CONSIDERACIÓN DE LA GESTIÓN DEL DIRECTORIO, GERENTES Y MIEMBROS DE LA COMISIÓN FISCALIZADORA.
6. CONSIDERACIÓN DE LAS REMUNERACIONES AL DIRECTORIO, QUE HAN SIDO PROVISIONADAS EN LA SUMA DE $300.000 CON CARGO AL RESULTADO DEL EJERCICIO ECONÓMICO FINALIZADO EL 31 DE DICIEMBRE DE 2004, EL CUAL ARROJÓ QUEBRANTO COMPUTABLE EN LOS TÉRMINOS DE LAS NORMAS DE LA COMISIÓN NACIONAL DE VALORES. AUTORIZACIÓN DE ANTICIPOS CON CARGO AL RESULTADO DEL EJERCICIO ECONÓMICO QUE FINALIZARÁ EL 31 DE DICIEMBRE DE 2005. CONSIDERACIÓN DE HONORARIOS A LA COMISIÓN FISCALIZADORA.
7. FIJACIÓN DEL NÚMERO DE DIRECTORES Y SU ELECCIÓN CON MANDATO POR EL PRÓXIMO EJERCICIO.
8. RETRIBUCIÓN DEL AUDITOR EXTERNO DE LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2004.
9. DESIGNACIÓN DEL AUDITOR EXTERNO PARA LA CERTIFICACIÓN DE LOS ESTADOS CONTABLES CORRESPONDIENTES AL NUEVO EJERCICIO. DETERMINACIÓN DE SU RETRIBUCIÓN.
10. CONSIDERACIÓN DEL PRESUPUESTO PARA EL FUNCIONAMIENTO DEL COMITÉ DE AUDITORÍA.

NOTAS:

La Asamblea no se realiza en la sede social.
Los puntos 3° y 4° serán tratados por la Asamblea con carácter extraordinario. El punto 4° se encuentra sujeto a la autorización previa de la Bolsa de Comercio de Buenos Aires.
Se recuerda a los Señores Accionistas que para su registro en el Libro de Asistencia a la Asamblea, deberán depositar en la sociedad su constancia de acciones escriturales emitida por la Caja de Valores S.A., de conformidad con el art. 238 de la ley 19.550 y las NORMAS (n.t. 2001) de la Comisión Nacional de Valores, hasta el día 25 de abril de 2005 inclusive, en Fray Justo Santa María de Oro 1744 Piso 2, Capital Federal, en el horario de 13.30 a 17:30 horas (At.: Dr. Fernando Abbondanza).
Se sugiere a los Señores Accionistas inscriptos presentarse con una anticipación de 15 minutos a la hora fijada para el comienzo de la Asamblea, a efectos de su registración y de la acreditación de los poderes correspondientes.

EL DIRECTORIO

CAMUZZI GAS PAMPEANA S.A.

Inscripta en el Registro Público de Comercio el 01/12/1992 bajo el N° 11674 del L° 112 T A de Sociedades Anónimas, convoco a Asamblea General Ordinaria de Accionistas de Camuzzi Gas Pampeana S.A., para el día 29 de abril de 2005 a las 12:00 horas en Av. Alicia Moreau de Justo 240 Piso 3° de la Ciudad Autónoma de Buenos Aires para el tratamiento del siguiente orden del día: 1) Designación de dos accionistas para aprobar y firmar el Acta de Asamblea; 2) Consideración de la documentación establecida por el artículo 234 de la Ley de Sociedades Comerciales para el ejercicio finalizado el 31 de diciembre de 2004; 3) Consideración del destino a dar al resultado del ejercicio considerado; 4) Consideración de la gestión del Directorio y de la Comisión Fiscalizadora durante el ejercicio finalizado el 31 de diciembre de 2004 y fijación de sus honorarios; 5) Elección de los Directores; 6) Elección de los Síndicos; 7) Consideración del Presupuesto para el Ejercicio 2005 del Comité de Auditoría; y 8) Designación del Contador que dictaminará sobre la documentación contable anual (Art. 58 del Reglamento de la Bolsa de Comercio de Buenos Aires) - determinación de sus honorarios

Nota 1: Los Accionistas cuyo registro de acciones sea llevado por la Caja de Valores S.A., deberán presentar la constancia de sus respectivas cuentas, y aquellos cuyo registro escritural es llevado por la Sociedad tendrán que cursar comunicación de asistencia, ambos antes del 26 de abril de 2005, a Av. Alicia Moreau de Justo 240 Piso 3°, Ciudad Autónoma de Buenos Aires, en el horario de 9 a 17 horas.

Nota 2: La documentación a considerar se encuentra a disposición de los Sres. Accionistas en Av. Alicia Moreau de Justo 240 Piso 3°, Ciudad Autónoma de Buenos Aires, de 9 a 17 horas.

Martín Juan Blaquier
Vicepresidente Primero

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

PRIMERA Y SEGUNDA CONVOCATORIA

a) Convocamos a los señores Accionistas de MIRGOR S.A.C.I.F.I.A. a Asamblea General Ordinaria a celebrarse el día 29 de abril de 2005 a las 10.00 horas (11.00 horas en segunda convocatoria) en la Sede Social, calle Einstein 1.111, Río Grande, Tierra del Fuego, con el fin de tratar el siguiente:
ORDEN DEL DÍA:
1) Designación de dos accionistas para aprobar y firmar el acta.
2) Consideración de la documentación prevista por el art. 234 inc. 1 de la Ley 19.550 y Normas de la Comisión Nacional de Valores, correspondientes al ejercicio económico Nro. 34, finalizado el 31 de diciembre de 2004.
3) Consideración de los resultados del ejercicio. Tratamiento a brindarse a los Resultados no Asignados.
4) Consideración de la gestión del Directorio y de la Comisión Fiscalizadora que actuaron durante el ejercicio Nro. 34 finalizado el 31 de diciembre de 2004.
5) Consideración de las remuneraciones a la Comisión Fiscalizadora ($ 10.000) correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004.
6) Consideración de las remuneraciones a los directores correspondientes al ejercicio cerrado el 31 de diciembre de 2004 por $ 439.729 (total remuneraciones), excediendo en $ 52.749 el límite del CINCO POR CIENTO (5%) de las utilidades fijado por el artículo 261 de la ley N° 19.550 y las Normas de la Comisión Nacional de Valores, en el caso que no se apruebe distribución de dividendos.
7) Elección de los miembros titulares y suplentes de la Comisión Fiscalizadora.
8) Designación de los Contadores Públicos certificantes de los estados contables correspondientes al ejercicio a cerrar el 31 de diciembre de 2005 y determinación de su remuneración.

EL DIRECTORIO

NOTA 1: Para asistir a la Asamblea General Ordinaria es necesario depositar los certificados de titularidad de acciones escriturales emitidos al efecto por la Caja de Valores S.A., hasta tres días hábiles antes de la fecha fijada, en la Sede Social (Einstein 1.111 - Río Grande - Tierra del Fuego) o en Paseo Colón 221 2do. Piso, Capital Federal, dentro del horario de 10.00 a 12.00 y de 15.00 a 17.00 horas, hasta el 25 de abril de 2005. En el mismo lugar y horario, se encuentra a disposición de los señores accionistas la documentación que tratará la Asamblea.
NOTA 2: Se ruega a los señores Accionistas presentarse con 15 minutos de anticipación a la hora prevista para la iniciación de la Asamblea a fin de acreditar los poderes y firmar el Registro de Asistencia.

LIC. ROBERTO G. VAZQUEZ

ALTO PARANÁ S.A. - CONVOCATORIA A ASAMBLEA ORDINARIA Y EXTRAORDINARIA.

Por resolución del Directorio convócase a los Señores Accionistas de Alto Paraná S.A., a Asamblea General Ordinaria y Extraordinaria, a celebrarse el día 22 de abril de 2005, a las 15.00 horas, en primera convocatoria, y a las 15.30 horas en segunda convocatoria, a realizarse en Della Paolera 265 piso 2°, Ciudad Autónoma de Buenos Aires, para considerar el siguiente:

Orden del Día

1. Elección de dos accionistas para aprobar y firmar el Acta de Asamblea.
2. Consideración de la Memoria, Balance General, Estado de Resultados, Estado de Origen y Aplicación de Fondos, Estado de Evolución del Patrimonio Neto, Notas, Anexos, Informe de la Comisión Fiscalizadora e Inventario, correspondientes al Ejercicio cerrado el día 31 de diciembre de 2004.
3. Tratamiento del destino a dar a la prima de emisión, ajuste de capital y prima de fusión y eventual necesidad de efectuar un aumento de capital y consecuente modificación de Estatutos Sociales.
4. Tratamiento de resultados no asignados de ejercicios anteriores.
5. Tratamiento del resultado del ejercicio.
6. Tratamiento de la eventual necesidad de constituir reservas facultativas en los términos del Art. 70 de la Ley de Sociedades Comerciales.
7. Tratamiento de la necesidad de adecuar los Estatutos Sociales a los términos del Artículo 2° de la Resolución N° 20/2004 de la Inspección General de Justicia, sus modificatorias, complementarias y/o concordantes. Aprovechar la oportunidad para elaborar un texto ordenado del Estatuto Social a fin de adecuarlo a tal circunstancia y darle la debida congruencia al mismo.
8. Consideración de la gestión del Directorio y de la Comisión Fiscalizadora durante el Ejercicio finalizado el día 31 de diciembre de 2004.
9. Remuneración del Directorio y de la Comisión Fiscalizadora durante el Ejercicio finalizado el día 31 de diciembre de 2004.
10. Elección de Directores Titulares y Suplentes para el ejercicio que finalizará el día 31 de diciembre de 2005.
11. Reforma del Artículo Doce del Estatuto Social. Elección de Síndico Titular y Suplente.
12. Elección de los Auditores Externos para el Ejercicio que *finalizará el día 31 de diciembre de 2005 y determinación* de su remuneración. Remuneración de los Auditores que se desempeñaron en el Ejercicio que finalizó el día 31 de diciembre de 2004.

EL DIRECTORIO.

Notas: 1) Se previene a los Señores Accionistas que para asistir a la Asamblea deberán cursar comunicación a la Sociedad, al domicilio sito en Della Paolera 265 piso 2°, *Ciudad Autónoma de Buenos Aires, para que se los inscriba* en el libro de Asistencia, hasta el día 19 de abril de 2005, inclusive, en el horario de 10.00 a 17.00 horas (Art. 238 de la ley 19.550).

EL DIRECTORIO.

Juan E. Cambiaso
Presidente
Alto Paraná S.A.

EDICTO JUDICIAL: El Juz. Civ. y Com. N° 1, Sec. N° 2 de la Cap. Fed. Hace saber que Hanna NABCK de nacionalidad armenia DNI N° 93.867.016 ha solicitado la concesión de la CARTA DE CIUDADANIA ARGENTINA. Buenos Aires 4 de abril de 2005. EUGENIO J. RAFFO - Secretario - Civ. y Com. Federal. v6

EDICTO: El Juzgado Nacional de Primera Instancia en lo Civil N° 36, Secretaría Única, sito en Uruguay 714 P.B. cita y emplaza por el término de Treinta Días a herederos y acreedores de Elías Oswaldo Dver. Publíquese por tres días en La Prensa. Buenos Aires, 28 de Marzo de 2005. Fdo. Dra. Delia Beatriz Iñigo. Juez. SEBASTIAN F. FONT - Secretario. v7

BANCO HIPOTECARIO S.A.

Convocatoria: Se convoca a los señores accionistas del Banco Hipotecario S.A. a Asamblea General Ordinaria a celebrarse el día 28 de abril de 2005, en primera convocatoria a las 12 horas y en segunda convocatoria a las 13 horas, en la sede social del Banco, sita en Reconquista 151, piso 7°, de la ciudad de Buenos Aires, para considerar el siguiente Orden del Día: (i) Designación de dos accionistas para aprobar y suscribir el acta; (ii) Consideración *de la documentación prescripta por el artículo 234, inciso 1° de la Ley 19.550,* correspondiente al ejercicio social cerrado el 31/12/04; (iii) Consideración de la gestión del Directorio y la Comisión Fiscalizadora; (iv) Consideración de las retribuciones al Directorio por funciones técnico administrativas por un total de $ 3.430 miles, compuesto de $1.424 miles en concepto de honorarios y $ 2.006 miles en concepto de otras remuneraciones, correspondientes al ejercicio económico finalizado el 31/12/04, el cual arrojó quebranto computable en los términos de las Normas de la Comisión Nacional de Valores; (v) Consideración de los honorarios de la Comisión Fiscalizadora; (vi) Designación del Contador Certificante para el ejercicio del año 2005; (vii) Delegación en el Directorio de las facultades para fijar la época, monto, plazo y demás términos y condiciones de las emisiones de obligaciones negociables dentro del Programa Global en los términos del artículo 9 de la ley 23.576.

El Directorio

NOTA: Se informa a los Sres. Accionistas que los Estados Contables correspondientes al Ejercicio finalizado el 31/12/04, que fueron publicados en el Boletín Oficial el día 9/3/2005, se encuentran a su disposición en la Secretaría General del Banco, Reconquista 151 - Piso 5° - Ciudad de Buenos Aires. Asimismo, se hace saber que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A.. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs.. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

BANCO HIPOTECARIO S.A.

Convocatoria: Se convoca a los señores accionistas del Banco Hipotecario S.A. a Asamblea Especial de Accionistas Clase "D" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 13,30 horas, en la sede social sita en Reconquista 151, Piso 7°, de la ciudad de Buenos Aires, con el objeto de considerar el siguiente Orden del Día: (i) *Designación de dos accionistas para aprobar y suscribir el acta; (ii) Elección de cuatro* directores titulares por dos ejercicios, en reemplazo de cuatro directores titulares con mandato cumplido; (iii) Elección de cuatro directores suplentes, en reemplazo de directores suplentes con mandato cumplido.

El Directorio

NOTA: Se informa a los Sres. Accionistas que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A.. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs.. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

BANCO HIPOTECARIO S.A.

Convocatoria: Se convoca a los señores accionistas del Banco Hipotecario S.A. a Asamblea Especial Conjunta de Accionistas Clase "D" y Clase "C" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 14 horas, en la sede social sita en Reconquista 151, Piso 7°, de la ciudad de Buenos Aires, con el objeto de considerar el siguiente Orden del Día: (i) Designación de dos accionistas para aprobar y suscribir el acta; (ii) Elección de tres síndicos titulares y tres síndicos suplentes por dos ejercicios, en reemplazo de los tres síndicos titulares y de dos síndicos suplentes con mandato cumplido, y de un síndico suplente para cubrir la vacante del que debió asumir como titular ante la renuncia de un síndico titular.

El Directorio

NOTA: Se informa a los Sres. Accionistas que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A.. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs.. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

BANCO HIPOTECARIO S.A.

Convocatoria: Se convoca a los señores accionistas del Banco Hipotecario S.A. a Asamblea Especial de Accionistas Clase "A" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 14,30 horas, en la sede social sita en Reconquista 151, Piso 7°, de la ciudad de Buenos Aires, con el objeto de considerar el siguiente Orden del Día: (i) Designación de accionista para aprobar y suscribir el acta; (ii) Elección de dos directores titulares por dos ejercicios, en reemplazo de los directores titulares con mandato cumplido; (iii) Elección de un síndico titular y un síndico suplente por dos ejercicios, en reemplazo de un síndico titular y de un síndico suplente con mandatos cumplidos.

El Directorio

NOTA: Se informa a los Sres. Accionistas que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., *Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una* constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A.. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs.. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

BANCO HIPOTECARIO S.A.

Convocatoria: Se convoca a los señores accionistas del Banco Hipotecario S.A. a Asamblea Especial de Accionistas Clase "B" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 15 horas, en la sede social sita en Reconquista 151, Piso 7°, de la ciudad de Buenos Aires, con el objeto de considerar el siguiente Orden del Día: (i) Designación de accionista para aprobar y suscribir el acta; (ii) Elección de un síndico titular y un síndico suplente por dos ejercicios, en reemplazo del síndico titular y del síndico suplente con mandatos cumplidos.

El Directorio

NOTA: Se informa a los Sres. Accionistas que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A.. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs.. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

RENAULT ARGENTINA S.A.

Convócase a los Señores Accionistas a la Asamblea Ordinaria y Extraordinaria a celebrarse el 29 de abril de 2005 a las 10:00 horas, en Av. Figueroa Alcorta 3301, Capital Federal, para tratar el siguiente:

ORDEN DEL DIA

1. DESIGNACIÓN DE DOS ACCIONISTAS PARA FIRMAR EL ACTA.
2. CONSIDERACION DE LA DOCUMENTACION DEL ART. 234 INC. 1° DE LA LEY 19.550 CORRESPONDIENTE AL EJERCICIO CERRADO EL 31 DE DICIEMBRE DE 2004.
3. ABSORCION PARCIAL DE LAS PERDIDAS ACUMULADAS CON LA TOTALIDAD DEL SALDO DE LA CUENTA "AJUSTE DE LOS APORTES IRREVOCABLES" POR VNS [illegible].
4. CONSIDERACIÓN DE UNA REDUCCIÓN DEL CAPITAL SOCIAL DE VNS [illegible] A VNS [illegible] CON LA FINALIDAD DE ABSORBER EL SALDO REMANENTE DE PERDIDAS ACUMULADAS. COMPOSICION DEL PATRIMONIO NETO RESULTANTE. DELEGACION EN EL DIRECTORIO DE LA FACULTAD DE EFECTUAR CUALQUIER HECHO, ACTO, PRESENTACIÓN O TRÁMITE VINCULADOS A LA IMPLEMENTACION DE LAS MEDIDAS QUE ADOPTE LA ASAMBLEA Y/O LOS CAMBIOS QUE SEAN REQUERIDOS EN FORMA DEBIDAMENTE JUSTIFICADA POR LOS ORGANISMOS DE CONTRALOR, ENTIDADES AUTOREGULADAS, CAJAS DE VALORES, ORGANISMOS O ENTES VINCULADOS DEL PAIS.
5. CONSIDERACION DE LA GESTION DEL DIRECTORIO, GERENTES Y MIEMBROS DE LA COMISION FISCALIZADORA.
6. CONSIDERACION DE LAS REMUNERACIONES AL DIRECTORIO QUE HAN SIDO PROVISIONADAS EN LA SUMA DE $300.000 CON CARGO AL RESULTADO DEL EJERCICIO ECONOMICO FINALIZADO EL 31 DE DICIEMBRE DE 2004, EL CUAL ARROJO QUEBRANTO COMPUTABLE EN LOS TERMINOS DE LAS NORMAS DE LA COMISION NACIONAL DE VALORES. AUTORIZACION DE ANTICIPOS CON CARGO AL RESULTADO DEL EJERCICIO ECONOMICO QUE FINALIZARA EL 31 DE DICIEMBRE DE 2005. CONSIDERACION DE HONORARIOS A LA COMISION FISCALIZADORA.
7. FIJACION DEL NUMERO DE DIRECTORES Y SU ELECCION CON MANDATO POR EL PROXIMO EJERCICIO.
8. RETRIBUCION DEL AUDITOR EXTERNO DE LOS ESTADOS CONTABLES AL 31 DE DICIEMBRE DE 2004.
9. DESIGNACION DEL AUDITOR EXTERNO PARA LA CERTIFICACION DE LOS ESTADOS CONTABLES CORRESPONDIENTES AL NUEVO EJERCICIO. DETERMINACION DE SU RETRIBUCION.
10. CONSIDERACION DEL PRESUPUESTO PARA EL FUNCIONAMIENTO DEL COMITE DE AUDITORIA.

NOTAS:

La Asamblea no se realiza en la sede social.
Los puntos 3° y 4° serán tratados por la Asamblea con carácter extraordinario. El punto 4° se encuentra sujeto a la autorización previa de la Bolsa de Comercio de Buenos Aires.
Se recuerda a los Señores Accionistas que para su registro en el Libro de Asistencia a la Asamblea, deberán depositar en la sociedad su constancia de acciones escriturales emitida por la Caja de Valores S.A., de conformidad con el art. 238 de la ley 19.550 y las NORMAS (N.T. 2001) de la Comisión Nacional de Valores, hasta el día 25 de abril de 2005 inclusive, en Fray Justo Santa María de Oro 1744 Piso 2, Capital Federal, en el horario de 12:30 a 17:30 horas (At.: Dr. Fernando Abbondanza).
Se sugiere a los Señores Accionistas inscriptos presentarse con una anticipación de 15 minutos a la hora fijada para el comienzo de la Asamblea, a efectos de su registración y de la acreditación de los poderes correspondientes.

EL DIRECTORIO

CAMUZZI GAS PAMPEANA S.A.

Inscripta en el Registro Público de Comercio el 01/12/1992 bajo el N° 11674 del L° 112 T° A de Sociedades Anónimas, convoca a Asamblea General Ordinaria de Accionistas de Camuzzi Gas Pampeana S.A., para el día 29 de abril de 2005 a las 12:00 horas en Av. Alicia Moreau de Justo 240 Piso 3° de la Ciudad Autónoma de Buenos Aires para el tratamiento del siguiente orden del día: 1) Designación de dos accionistas para aprobar y firmar el Acta de Asamblea; 2) Consideración de la documentación establecida por el artículo 234 de la Ley de Sociedades Comerciales para el ejercicio finalizado el 31 de diciembre de 2004; 3) Consideración del destino a dar al resultado del ejercicio considerado; 4) Consideración de la gestión del Directorio y de la Comisión Fiscalizadora durante el ejercicio finalizado el 31 de diciembre de 2004 y fijación de sus honorarios; 5) Elección de los Directores; 6) Elección de los Síndicos; 7) Consideración del Presupuesto para el Ejercicio 2005 del Comité de Auditoría; y 8) Designación del Contador que dictaminará sobre la documentación contable anual (Art. 58 del Reglamento de la Bolsa de Comercio de Buenos Aires) - determinación de sus honorarios

Nota 1: Los Accionistas cuyo registro de acciones sea llevado por la Caja de Valores S.A., deberán presentar la constancia de sus respectivas cuentas, y aquellos cuyo registro escritural es llevado por la Sociedad tendrán que cursar comunicación de asistencia, ambos antes del 26 de abril de 2005, a Av. Alicia Moreau de Justo 240 Piso 3°, Ciudad Autónoma de Buenos Aires, en el horario de 9 a 17 horas.

Nota 2: La documentación a considerar se encuentra a disposición de los Sres. Accionistas en Av. Alicia Moreau de Justo 240 Piso 3°, Ciudad Autónoma de Buenos Aires, de 9 a 17 horas.

Martín Juan Blaquier
Vicepresidente Primero

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria

PRIMERA Y SEGUNDA CONVOCATORIA

a) Convocamos a los señores Accionistas de MIRGOR S.A.C.I.F.I.A. a Asamblea General Ordinaria a celebrarse el día 29 de abril de 2005 a las 10.00 horas (11.00 horas en segunda convocatoria) en la Sede Social, calle Einstein 1.111, Río Grande, Tierra del Fuego, con el fin de tratar el siguiente:

ORDEN DEL DIA:

1) Designación de dos accionistas para aprobar y firmar el acta.
2) Consideración de la documentación prevista por el art. 234 inc. 1 de la Ley 19.550 y Normas de la Comisión Nacional de Valores, correspondientes al ejercicio económico Nro. 34, finalizado el 31 de diciembre de 2004.
3) Consideración de los resultados del ejercicio. Tratamiento a brindarse a los Resultados no Asignados.
4) Consideración de la gestión del Directorio y de la Comisión Fiscalizadora que actuaron durante el ejercicio Nro. 34 finalizado el 31 de diciembre de 2004.
5) Consideración de las remuneraciones a la Comisión Fiscalizadora ($ 10.000) correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004.
6) Consideración de las remuneraciones a los directores correspondientes al ejercicio cerrado el 31 de diciembre de 2004 por $ 439.729 (total remuneraciones), excediendo en $ 52.749 el límite del CINCO POR CIENTO (5%) de las utilidades fijado por el artículo 261 de la ley N° 19.550 y las Normas de la Comisión Nacional de Valores, en el caso que no se apruebe distribución de dividendos.
7) Elección de los miembros titulares y suplentes de la Comisión Fiscalizadora.
8) Designación de los Contadores Públicos certificantes de los estados contables correspondientes al ejercicio a cerrar el 31 de diciembre de 2005 y determinación de su remuneración.

EL DIRECTORIO

NOTA 1: Para asistir a la Asamblea General Ordinaria es necesario depositar los certificados de titularidad de acciones escriturales emitidos al efecto por la Caja de Valores S.A., hasta tres días hábiles antes de la fecha fijada, en la Sede Social (Einstein 1.111 - Río Grande - Tierra del Fuego) o en Paseo Colón 221 2do. Piso, Capital Federal, dentro del horario de 10.30 a 12.00 y de 15.00 a 17.00 horas, hasta el 25 de abril de 2005. En el mismo lugar y horario, se encuentra a disposición de los señores accionistas la documentación que tratará la Asamblea.
NOTA 2: Se ruega a los señores Accionistas presentarse con 15 minutos de anticipación a la hora prevista para la iniciación de la Asamblea a fin de acreditar los poderes y firmar el Registro de Asistencia.

LIC. ROBERTO G. VAZQUEZ

ALTO PARANÁ S.A. - CONVOCATORIA A ASAMBLEA ORDINARIA Y EXTRAORDINARIA.

Por resolución del Directorio convócase a los Señores Accionistas de Alto Paraná S.A., a Asamblea General Ordinaria y Extraordinaria, a celebrarse el día 22 de abril de 2005, a las 15.00 horas, en primera convocatoria, y a las 15.30 horas en segunda convocatoria, a realizarse en Della Paolera 265 piso 2°, Ciudad Autónoma de Buenos Aires, para considerar el siguiente:

Orden del Día

1. Elección de dos accionistas para aprobar y firmar el Acta de Asamblea.
2. Consideración de la Memoria, Balance General, Estado de Resultados, Estado de Origen y Aplicación de Fondos, Estado de Evolución del Patrimonio Neto, Notas, Anexos, Informe de la Comisión Fiscalizadora e Inventario, correspondientes al Ejercicio cerrado el día 31 de diciembre de 2004.
3. Tratamiento del destino a dar a la prima de emisión, ajuste de capital y prima de fusión y eventual necesidad de efectuar un aumento de capital y consecuente modificación de Estatutos Sociales.
4. Tratamiento de resultados no asignados de ejercicios anteriores.
5. Tratamiento del resultado del ejercicio.
6. Tratamiento de la eventual necesidad de constituir reservas facultativas en los términos del Art. 70 de la Ley de Sociedades Comerciales.
7. Tratamiento de la necesidad de adecuar los Estatutos Sociales a los términos del Artículo 2° de la Resolución N° 20/2004 de la Inspección General de Justicia, sus modificatorias, complementarias y/o concordantes. Aprovechar la oportunidad para elaborar un texto ordenado del Estatuto Social a fin de adecuarlo a tal circunstancia y darle la debida congruencia al mismo.
8. Consideración de la gestión del Directorio y de la Comisión Fiscalizadora durante el Ejercicio finalizado el día 31 de diciembre de 2004.
9. Remuneración del Directorio y de la Comisión Fiscalizadora durante el Ejercicio finalizado el día 31 de diciembre de 2004.
10. Elección de Directores Titulares y Suplentes para el ejercicio que finalizará el día 31 de diciembre de 2005.
11. Reforma del Artículo Doce del Estatuto Social. Elección de Síndico Titular y Suplente.
12. Elección de los Auditores Externos para el Ejercicio que finalizará el día 31 de diciembre de 2005 y determinación de su remuneración. Remuneración de los Auditores que se desempeñaron en el Ejercicio que finalizó el día 31 de diciembre de 2004.

EL DIRECTORIO.

Notas: 1) Se previene a los Señores Accionistas que para asistir a la Asamblea deberán cursar comunicación a la Sociedad, al domicilio sito en Della Paolera 265 piso 2°, Ciudad Autónoma de Buenos Aires, para que se los inscriba en el libro de Asistencia, hasta el día 19 de abril de 2005, inclusive, en el horario de 10.00 a 17.00 horas (Art. 238 de la ley 19.550).

EL DIRECTORIO.

Juan E. Cambiaso
Presidente
Alto Paraná S.A.

EDICTO: El Juez a cargo del Juzgado Nacional de Primera Instancia Civil N° 105, cita por treinta días a todos los que se consideren con derecho a los bienes dejados por OMAR ERNESTO RIVERA. Buenos Aires, Marzo 18 de 2005. CARLOS EDUARDO CREADO - Secretario Interino. v8

EDICTO: El Juzgado Nacional de Primera Instancia en lo Civil N° 36, Secretaría Unica, sito en Uruguay 714 P.B. cita y emplaza por el término de Treinta Días a herederos y acreedores de Elías Osvaldo Duer. Publíquese por tres días en La Prensa. Buenos Aires, 28 de Marzo de 2005. Fdo: Dra. Delia Beatriz Iñigo, Juez. SEBASTIAN F. FONT - Secretario. v7

BANCO HIPOTECARIO S.A.

Convocatoria: Se convoca a los señores accionistas del Banco Hipotecario S.A. a Asamblea General Ordinaria a celebrarse el día 28 de abril de 2005, en primera convocatoria a las 12 horas y en segunda convocatoria a las 13 horas, en la sede social del Banco, sita en Reconquista 151, piso 7°, de la ciudad de Buenos Aires, para considerar el siguiente Orden del Día: (i) Designación de dos accionistas para aprobar y suscribir el acta; (ii) Consideración de la documentación prescripta por el artículo 234, inciso 1° de la Ley 19.550, correspondiente al ejercicio social cerrado al 31/12/04; (iii) Consideración de la gestión del Directorio y la Comisión Fiscalizadora; (iv) Consideración de las retribuciones al Directorio por funciones técnico administrativas por un total de $ 3.430 miles, compuesto de $1.424 miles en concepto de honorarios y $ 2.006 miles en concepto de otras remuneraciones, correspondientes al ejercicio económico finalizado el 31/12/04, el cual arrojó quebranto computable en los términos de las Normas de la Comisión Nacional de Valores; (v) Consideración de los honorarios de la Comisión Fiscalizadora; (vi) Designación del Contador Certificante para el ejercicio del año 2005; (vii) Delegación en el Directorio de las facultades para fijar la época, monto, plazo y demás términos y condiciones de las emisiones de obligaciones negociables dentro del Programa Global en los términos del artículo 9 de la ley 23.576.

El Directorio

NOTA: Se informa a los Sres. Accionistas que los Estados Contables correspondientes al Ejercicio finalizado el 31/12/04, que fueron publicados en el Boletín Oficial el día 9/3/2005, se encuentran a su disposición en la Secretaría General del Banco, Reconquista 151 - Piso 5° - Ciudad de Buenos Aires. Asimismo, se hace saber que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs.. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

BANCO HIPOTECARIO S.A.

Convocatoria: Se convoca a los señores accionistas del Banco Hipotecario S.A. a Asamblea Especial de Accionistas Clase "D" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 13,30 horas, en la sede social sita en Reconquista 151, Piso 7°, de la ciudad de Buenos Aires, con el objeto de considerar el siguiente Orden del Día: (i) Designación de dos accionistas para aprobar y suscribir el acta; (ii) Elección de cuatro directores titulares por dos ejercicios, en reemplazo de cuatro directores titulares con mandato cumplido; (iii) Elección de cuatro directores suplentes, en reemplazo de directores suplentes con mandato cumplido.

El Directorio

NOTA: Se informa a los Sres. Accionistas que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15.00 a 17:30 hs.. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

BANCO HIPOTECARIO S.A.

Convocatoria: Se convoca a los señores accionistas del Banco Hipotecario S.A. a Asamblea Especial Conjunta de Accionistas Clase "D" y Clase "C" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 14 horas, en la sede social sita en Reconquista 151, Piso 7°, de la ciudad de Buenos Aires, con el objeto de considerar el siguiente Orden del Día: (i) Designación de dos accionistas para aprobar y suscribir el acta; (ii) Elección de tres síndicos titulares y tres síndicos suplentes por dos ejercicios, en reemplazo de los tres síndicos titulares y de dos síndicos suplentes con mandato cumplido, y de un síndico suplente para cubrir la vacante del que debió asumir como titular ante la renuncia de un síndico titular.

El Directorio

NOTA: Se informa a los Sres. Accionistas que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15.00 a 17:30 hs.. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

BANCO HIPOTECARIO S.A.

Convocatoria: Se convoca a los señores accionistas del Banco Hipotecario S.A. a Asamblea Especial de Accionistas Clase "A" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 14,30 horas, en la sede social sita en Reconquista 151, Piso 7°, de la ciudad de Buenos Aires, con el objeto de considerar el siguiente Orden del Día: (i) Designación de accionista para aprobar y suscribir el acta; (ii) Elección de dos directores titulares por dos ejercicios, en reemplazo de los directores titulares con mandato cumplido; (iii) Elección de un síndico titular y un síndico suplente por dos ejercicios, en reemplazo de un síndico titular y de un síndico suplente con mandatos cumplidos.

El Directorio

NOTA: Se informa a los Sres. Accionistas que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs.. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

BANCO HIPOTECARIO S.A.

Convocatoria: Se convoca a los señores accionistas del Banco Hipotecario S.A. a Asamblea Especial de Accionistas Clase "B" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 15 horas, en la sede social sita en Reconquista 151, Piso 7°, de la ciudad de Buenos Aires, con el objeto de considerar el siguiente Orden del Día: (i) Designación de accionista para aprobar y suscribir el acta; (ii) Elección de un síndico titular y un síndico suplente por dos ejercicios, en reemplazo del síndico titular y del síndico suplente con mandatos cumplidos.

El Directorio

NOTA: Se informa a los Sres. Accionistas que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs.. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

ENGLISH TRANSLATION OF EXHIBIT 8

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the General Ordinary Shareholders' Meeting to be held on April 28, 2005, at first call at 12:00 noon, and at second call at 1:00 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes; (ii) Review of documents required under Section 234, Subsection 1, of Law 19,550 for the fiscal year ended December 31, 2004; (iii) Consideration of the Board of Directors' and Supervisory Committee's performance; (iv) Consideration of compensation payable to the Board of Directors for technical and administrative duties for Ps. 3,430 thousand, composed of Ps. 1,424 thousand as fees and Ps. 2,006 thousand as other remunerations for the fiscal year ended December 31, 2004, which reflected a computable deficit under the terms of the Regulations of the Argentine Securities Commission; (v) Consideration of the fees payable to the Supervisory Committee; (vi) Appointment of Certifying Accountant for fiscal year 2005; (vii) Delegation to the Board of Directors of the powers to determine the time, amount, term and other terms and conditions of issue of notes under the Global Program pursuant to Section 9 of Law 23,576.

The Board of Directors

NOTE: The Shareholders are advised that the Financial Statements for the Fiscal Year ended December 31, 2004, as published in the Official Gazette on March 9, 2005, are available at the Bank's Secretary's Office located at Reconquista 151 – Piso 5° - City of Buenos Aires. In addition, it is made known that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "D" Shareholders to be held on April 28, 2005, at first call at 1:30 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes; (ii) Election of four regular directors for a term of two fiscal years, to replace four regular directors whose term of office has ended; (iii) Election of four alternate directors to replace alternate directors whose term of office has ended.

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the Bank's registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Joint Meeting of Class "D" and Class "C" Shareholders to be held on April 28, 2005, at first call at 2:00 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes; (ii) Election of three regular syndics and three alternate syndics for a term of two fiscal years, to replace the three regular syndics and two alternate syndics whose term of office has ended, and of one alternate syndic to cover the vacancy of the alternate syndic who took office due to the resignation of a regular syndic.

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "A" Shareholders to be held on April 28, 2005, at first call at 2:30 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of a shareholder to approve and sign the minutes; (ii) Election of two regular directors for a term of two fiscal years, to replace the regular directors whose term of office has ended; (iii) Election of one regular syndic and one alternate syndic

for two fiscal years, to replace one regular syndic and one alternate syndic whose term of office has ended.

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the Bank's registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "B" Shareholders to be held on April 28, 2005, at first call at 3:00 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of one shareholder to approve and sign the minutes; (ii) Election of one regular syndic and one alternate syndic for two fiscal years, to replace one regular syndic and one alternate syndic whose term of office has ended.

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the Bank's registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the General Ordinary Shareholders' Meeting to be held on April 28, 2005, at first call at 12:00 noon, and at second call at 1:00 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes; (ii) Review of documents required under Section 234, Subsection 1, of Law 19,550 for the fiscal year ended December 31, 2004; (iii) Consideration of the Board of Directors' and Supervisory Committee's performance; (iv) Consideration of compensation payable to the Board of Directors for technical and administrative duties for Ps. 3,430 thousand, composed of Ps. 1,424 thousand as fees and Ps. 2,006 thousand as other remunerations for the fiscal year ended December 31, 2004, which reflected a computable deficit under the terms of the Regulations of the Argentine Securities Commission; (v) Consideration of the fees payable to the Supervisory Committee; (vi) Appointment of Certifying Accountant for fiscal year 2005; (vii) Delegation to the Board of Directors of the powers to determine the time, amount, term and other terms and conditions of issue of notes under the Global Program pursuant to Section 9 of Law 23,576.

The Board of Directors

NOTE: The Shareholders are advised that the Financial Statements for the Fiscal Year ended December 31, 2004, as published in the Official Gazette on March 9, 2005, are available at the Bank's Secretary's Office located at Reconquista 151 – Piso 5° - City of Buenos Aires. In addition, it is made known that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "D" Shareholders to be held on April 28, 2005, at first call at 1:30 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes; (ii) Election of four regular directors for a term of two fiscal years, to replace four regular directors whose term of office has ended; (iii) Election of four alternate directors to replace alternate directors whose term of office has ended.

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the Bank's registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Joint Meeting of Class "D" and Class "C" Shareholders to be held on April 28, 2005, at first call at 2:00 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes; (ii) Election of three regular syndics and three alternate syndics for a term of two fiscal years, to replace the three regular syndics and two alternate syndics whose term of office has ended, and of one alternate syndic to cover the vacancy of the alternate syndic who took office due to the resignation of a regular syndic.

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "A" Shareholders to be held on April 28, 2005, at first call at 2:30 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of a shareholder to approve and sign the minutes; (ii) Election of two regular directors for a term of two fiscal years, to replace the regular directors whose term of office has ended; (iii) Election of one regular syndic and one alternate syndic

for two fiscal years, to replace one regular syndic and one alternate syndic whose term of office has ended.

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the Bank's registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "B" Shareholders to be held on April 28, 2005, at first call at 3:00 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of one shareholder to approve and sign the minutes; (ii) Election of one regular syndic and one alternate syndic for two fiscal years, to replace one regular syndic and one alternate syndic whose term of office has ended.

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the Bank's registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the General Ordinary Shareholders' Meeting to be held on April 28, 2005, at first call at 12:00 noon, and at second call at 1:00 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes; (ii) Review of documents required under Section 234, Subsection 1, of Law 19,550 for the fiscal year ended December 31, 2004; (iii) Consideration of the Board of Directors' and Supervisory Committee's performance; (iv) Consideration of compensation payable to the Board of Directors for technical and administrative duties for Ps. 3,430 thousand, composed of Ps. 1,424 thousand as fees and Ps. 2,006 thousand as other remunerations for the fiscal year ended December 31, 2004, which reflected a computable deficit under the terms of the Regulations of the Argentine Securities Commission; (v) Consideration of the fees payable to the Supervisory Committee; (vi) Appointment of Certifying Accountant for fiscal year 2005; (vii) Delegation to the Board of Directors of the powers to determine the time, amount, term and other terms and conditions of issue of notes under the Global Program pursuant to Section 9 of Law 23,576.

The Board of Directors

NOTE: The Shareholders are advised that the Financial Statements for the Fiscal Year ended December 31, 2004, as published in the Official Gazette on March 9, 2005, are available at the Bank's Secretary's Office located at Reconquista 151 – Piso 5° - City of Buenos Aires. In addition, it is made known that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "D" Shareholders to be held on April 28, 2005, at first call at 1:30 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes; (ii) Election of four regular directors for a term of two fiscal years, to replace four regular directors whose term of office has ended; (iii) Election of four alternate directors to replace alternate directors whose term of office has ended.

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the Bank's registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Joint Meeting of Class "D" and Class "C" Shareholders to be held on April 28, 2005, at first call at 2:00 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes; (ii) Election of three regular syndics and three alternate syndics for a term of two fiscal years, to replace the three regular syndics and two alternate syndics whose term of office has ended, and of one alternate syndic to cover the vacancy of the alternate syndic who took office due to the resignation of a regular syndic.

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "A" Shareholders to be held on April 28, 2005, at first call at 2:30 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of a shareholder to approve and sign the minutes; (ii) Election of two regular directors for a term of two fiscal years, to replace the regular directors whose term of office has ended; (iii) Election of one regular syndic and one alternate syndic

for two fiscal years, to replace one regular syndic and one alternate syndic whose term of office has ended.

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the Bank's registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "B" Shareholders to be held on April 28, 2005, at first call at 3:00 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of one shareholder to approve and sign the minutes; (ii) Election of one regular syndic and one alternate syndic for two fiscal years, to replace one regular syndic and one alternate syndic whose term of office has ended.

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the Bank's registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the General Ordinary Shareholders' Meeting to be held on April 28, 2005, at first call at 12:00 noon, and at second call at 1:00 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes; (ii) Review of documents required under Section 234, Subsection 1, of Law 19,550 for the fiscal year ended December 31, 2004; (iii) Consideration of the Board of Directors' and Supervisory Committee's performance; (iv) Consideration of compensation payable to the Board of Directors for technical and administrative duties for Ps. 3,430 thousand, composed of Ps. 1,424 thousand as fees and Ps. 2,006 thousand as other remunerations for the fiscal year ended December 31, 2004, which reflected a computable deficit under the terms of the Regulations of the Argentine Securities Commission; (v) Consideration of the fees payable to the Supervisory Committee; (vi) Appointment of Certifying Accountant for fiscal year 2005; (vii) Delegation to the Board of Directors of the powers to determine the time, amount, term and other terms and conditions of issue of notes under the Global Program pursuant to Section 9 of Law 23,576.

The Board of Directors

NOTE: The Shareholders are advised that the Financial Statements for the Fiscal Year ended December 31, 2004, as published in the Official Gazette on March 9, 2005, are available at the Bank's Secretary's Office located at Reconquista 151 – Piso 5° - City of Buenos Aires. In addition, it is made known that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "D" Shareholders to be held on April 28, 2005, at first call at 1:30 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes; (ii) Election of four regular directors for a term of two fiscal years, to replace four regular directors whose term of office has ended; (iii) Election of four alternate directors to replace alternate directors whose term of office has ended.

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the Bank's registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Joint Meeting of Class "D" and Class "C" Shareholders to be held on April 28, 2005, at first call at 2:00 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes; (ii) Election of three regular syndics and three alternate syndics for a term of two fiscal years, to replace the three regular syndics and two alternate syndics whose term of office has ended, and of one alternate syndic to cover the vacancy of the alternate syndic who took office due to the resignation of a regular syndic.

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "A" Shareholders to be held on April 28, 2005, at first call at 2:30 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of a shareholder to approve and sign the minutes; (ii) Election of two regular directors for a term of two fiscal years, to replace the regular directors whose term of office has ended; (iii) Election of one regular syndic and one alternate syndic

for two fiscal years, to replace one regular syndic and one alternate syndic whose term of office has ended.

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the Bank's registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "B" Shareholders to be held on April 28, 2005, at first call at 3:00 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of one shareholder to approve and sign the minutes; (ii) Election of one regular syndic and one alternate syndic for two fiscal years, to replace one regular syndic and one alternate syndic whose term of office has ended.

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the Bank's registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

Thursday, April 7, 2004	CLASSIFIEDS	LA PRENSA NEWSPAPER [Page 43]

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the General Ordinary Shareholders' Meeting to be held on April 28, 2005, at first call at 12:00 noon, and at second call at 1:00 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes; (ii) Review of documents required under Section 234, Subsection 1, of Law 19,550 for the fiscal year ended December 31, 2004; (iii) Consideration of the Board of Directors' and Supervisory Committee's performance; (iv) Consideration of compensation payable to the Board of Directors for technical and administrative duties for Ps. 3,430 thousand, composed of Ps. 1,424 thousand as fees and Ps. 2,006 thousand as other remunerations for the fiscal year ended December 31, 2004, which reflected a computable deficit under the terms of the Regulations of the Argentine Securities Commission; (v) Consideration of the fees payable to the Supervisory Committee; (vi) Appointment of Certifying Accountant for fiscal year 2005; (vii) Delegation to the Board of Directors of the powers to determine the time, amount, term and other terms and conditions of issue of notes under the Global Program pursuant to Section 9 of Law 23,576.

The Board of Directors

NOTE: The Shareholders are advised that the Financial Statements for the Fiscal Year ended December 31, 2004, as published in the Official Gazette on March 9, 2005, are available at the Bank's Secretary's Office located at Reconquista 151 – Piso 5° - City of Buenos Aires. In addition, it is made known that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "D" Shareholders to be held on April 28, 2005, at first call at 1:30 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes; (ii) Election of four regular directors for a term of two fiscal years, to replace four regular directors whose term of office has ended; (iii) Election of four alternate directors to replace alternate directors whose term of office has ended.

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the Bank's registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Joint Meeting of Class "D" and Class "C" Shareholders to be held on April 28, 2005, at first call at 2:00 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes; (ii) Election of three regular syndics and three alternate syndics for a term of two fiscal years, to replace the three regular syndics and two alternate syndics whose term of office has ended, and of one alternate syndic to cover the vacancy of the alternate syndic who took office due to the resignation of a regular syndic.

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "A" Shareholders to be held on April 28, 2005, at first call at 2:30 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of a shareholder to approve and sign the minutes; (ii) Election of two regular directors for a term of two fiscal years, to replace the regular directors whose term of office has ended; (iii) Election of one regular syndic and one alternate syndic

for two fiscal years, to replace one regular syndic and one alternate syndic whose term of office has ended.

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the Bank's registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "B" Shareholders to be held on April 28, 2005, at first call at 3:00 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of one shareholder to approve and sign the minutes; (ii) Election of one regular syndic and one alternate syndic for two fiscal years, to replace one regular syndic and one alternate syndic whose term of office has ended.

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the Bank's registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

Convocatoria: Se convoca a los señores accionistas del Banco Hipotecario S.A. a Asamblea General Ordinaria a celebrarse el día 28 de abril de 2005, en primera convocatoria a las 12 horas y en segunda convocatoria a las 13 horas, en la sede social del Banco, sita en Reconquista 151, piso 7°, de la ciudad de Buenos Aires, para considerar el siguiente Orden del Día: (i) Designación de dos accionistas para aprobar y suscribir el acta; (ii) Consideración de la documentación prescripta por el artículo 234, inciso 1° de la Ley 19.550, correspondiente al ejercicio social cerrado el 31/12/04; (iii) Consideración de la gestión del Directorio y la Comisión Fiscalizadora; (iv) Consideración de las retribuciones al Directorio por funciones técnico administrativas por un total de $ 3.430 miles, compuesto de $ 1.424 miles en concepto de honorarios y $ 2.006 miles en concepto de otras remuneraciones, correspondientes al ejercicio económico finalizado el 31/12/04, el cual arrojó quebranto computable en los términos de las Normas de la Comisión Nacional de Valores; (v) Consideración de los honorarios de la Comisión Fiscalizadora; (vi) Designación del Contador Certificante para el ejercicio del año 2005; (vii) Delegación en el Directorio de las facultades para fijar la época, monto, plazo y demás términos y condiciones de las emisiones de obligaciones negociables dentro del Programa Global en los términos del artículo 9 de la ley 23.576.

El Directorio

Nota: Se informa a los Sres. Accionistas que los Estados Contables correspondientes al Ejercicio finalizado el 31/12/04, que fueron publicados en el Boletín Oficial el día 9/3/2005, se encuentran a su disposición en la Secretaría General del Banco, Reconquista 151 - Piso 5° - Ciudad de Buenos Aires. Asimismo, se hace saber que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

BANCO HIPOTECARIO S.A.

Convocatoria: Se convoca a los señores accionistas del Banco Hipotecario S.A. a Asamblea Especial de Accionistas Clase "D" a celebrarse el día 28 de abril de 2005 en primera. convocatoria a las 13:30 horas, en la sede social sita en Reconquista 151, Piso 7°, de la ciudad de Buenos Aires, con el objeto de considerar el siguiente Orden del Día: (i) Designación de dos accionistas para aprobar y suscribir el acta; (ii) Elección de cuatro directores titulares por dos ejercicios, en reemplazo de cuatro directores titulares con mandato cumplido; (iii) Elección de cuatro directores suplentes, en reemplazo de directores suplentes con mandato cumplido.

El Directorio

Nota: Se informa a los Sres. Accionistas que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

BANCO HIPOTECARIO S.A.

Convocatoria: Se convoca a los señores accionistas del Banco Hipotecario S.A. a Asamblea Especial Conjunta de Accionistas Clase "D" y Clase "C" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 14 horas, en la sede social sita en Reconquista 151, Piso 7°, de la ciudad de Buenos Aires, con el objeto de considerar el siguiente Orden del Día: (i) Designación de dos accionistas para aprobar y suscribir el acta; (ii) Elección de tres síndicos titulares y tres síndicos suplentes por dos ejercicios, en reemplazo de los tres síndicos titulares y de dos síndicos suplentes con mandato cumplido, y de un síndico suplente para cubrir la vacante del que debió asumir como titular ante la renuncia de un síndico titular.

El Directorio

Nota: Se informa a los Sres. Accionistas que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

BANCO HIPOTECARIO S.A.

Convocatoria: Se convoca a los señores accionistas del Banco Hipotecario S.A. a Asamblea Especial de Accionistas Clase "A" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 14:30 horas, en la sede social sita en Reconquista 151, Piso 7°, de la ciudad de Buenos Aires, con el objeto de considerar el siguiente Orden del Día: (i) Designación de accionista para aprobar y suscribir el acta; (ii) Elección de dos directores titulares por dos ejercicios, en reemplazo de los directores titulares con mandato cumplido; (iii) Elección de un síndico titular y un síndico suplente por dos ejercicios, en reemplazo de un síndico titular y de un síndico suplente con mandatos cumplidos.

El Directorio

Nota: Se informa a los Sres. Accionistas que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

BANCO HIPOTECARIO S.A.

Convocatoria: Se convoca a los señores accionistas del Banco Hipotecario S.A. a Asamblea Especial de Accionistas Clase "B" a celebrarse el día 28 de abril de 2005 en primera convocatoria a las 15 horas, en la sede social sita en Reconquista 151, Piso 7°, de la ciudad de Buenos Aires, con el objeto de considerar el siguiente Orden del Día: (i) Designación de accionista para aprobar y suscribir el acta; (ii) Elección de un síndico titular y un síndico suplente por dos ejercicios, en reemplazo del síndico titular y del síndico suplente con mandatos cumplidos.

El Directorio

Nota: Se informa a los Sres. Accionistas que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia

por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 22 de abril de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán, para la admisión a la Asamblea.

Ernesto Viñes
Apoderado

BANCO HIPOTECARIO S.A.

Nota N° 111

Buenos Aires, 6 de abril de 2005.-

A la
Bolsa de Comercio de Buenos Aires:

Ref.: Convocatoria a Asamblea
General Ordinaria de Accionistas.

Tenemos el agrado de dirigimos a ustedes en relación con el punto (vii) del Orden del día de la Asamblea General Ordinaria de la Sociedad, convocada para el próximo día 28 de Abril del cte.

Sobre el particular, cumplimos en aclarar que dicho punto se refiere a la ratificación de la delegación en el Directorio de las facultades para fijar la época, monto, plazo y demás términos y condiciones de las emisiones de obligaciones negociables dentro del Programa Global para la Emisión de Obligaciones Negociables No Convertibles, con o sin garantías, por hasta el importe de dólares dos mil millones (U$S 2.000.000.000) o su equivalente en pesos, aprobado por la Asamblea General Ordinaria de Accionistas de fecha 30/04/2003.

Sin otro particular, hacemos propicia la oportunidad para saludar a Uds. muy atentamente.

Andrés F. Ocampo
Apoderado

COMPAÑIA DE TRANSPORTE DE ENERGIA ELECTRICA
EN ALTA TENSION - TRANSENER S.A.

Convócase a los Accionistas de Compañía de Transporte de Energía Eléctrica en Alta Tensión TRANSENER S.A. a la Asamblea General Ordinaria y Extraordinaria a celebrarse el día 29 de abril de 2005, a las 10 horas, en Avenida Paseo Colón 728, piso 3°, Capital Federal, para tratar el siguiente:

Orden del Día:

1. Consideración del Balance General, Estado de Resultados y demás documentación prescripta por el Artículo 234, inciso 1° de la Ley de Sociedades Comerciales, correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004.
2. Aprobación de la gestión del Directorio y de la Comisión Fiscalizadora.
3. Tratamiento del resultado del ejercicio económico finalizado el 31 de diciembre de 2004.
4. Consideración de los Bonos de Participación.
5. Consideración de las remuneraciones al directorio y a la Comisión Fiscalizadora correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004, el cual arrojó quebranto computable en los términos de las Normas de la Comisión Nacional de Valores.
6. Consideración de los resultados no asignados negativos. Análisis de las alternativas al respecto previstas en la Ley de Sociedades Comerciales.
7. Designación de cinco Directores Titulares y Suplentes por las acciones clase "A", tres Directores Titulares y Suplentes por las acciones clase "B" y un Director Titular y Suplente por las acciones clase "C".
8. Designación de dos Síndicos titulares y suplentes por las acciones clase "A" y un Síndico titular y suplente por las acciones "B" y "C" conjuntamente.
9. Fijación de los honorarios del contador certificante correspondientes al ejercicio finalizado el 31 de diciembre de 2004 y designación del contador que certificará los estados contables del ejercicio que finalizará el 31 de diciembre de 2005.
10. Presupuesto Anual para el Comité de Auditoría.
11. Designación de dos accionistas para firmar el acta de asamblea.

Nota 1: Para tratar el punto 6 del orden del día la Asamblea se constituirá en Extraordinaria.
Nota 2: Se recuerda a los señores Accionistas que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con

(Continúa en pág. 8)

ENGLISH TRANSLATION OF EXHIBIT 9

[Letterhead of the Daily Bulletin of the Buenos Aires Stock Exchange – Wednesday, April 6, 2005 Page 6]

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the General Ordinary Shareholders' Meeting to be held on April 28, 2005, at first call at 12:00 noon, and at second call at 1:00 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes; (ii) Review of documents required under Section 234, Subsection 1, of Law 19,550 for the fiscal year ended December 31, 2004; (iii) Consideration of the Board of Directors' and Supervisory Committee's performance; (iv) Consideration of compensation payable to the Board of Directors for technical and administrative duties for Ps. 3,430 thousand, composed of Ps. 1,424 thousand as fees and Ps. 2,006 thousand as other remunerations for the fiscal year ended December 31, 2004, which reflected a computable deficit under the terms of the Regulations of the Argentine Securities Commission; (v) Consideration of the fees payable to the Supervisory Committee; (vi) Appointment of Certifying Accountant for fiscal year 2005; (vii) Delegation to the Board of Directors of the powers to determine the time, amount, term and other terms and conditions of issue of notes under the Global Program pursuant to Section 9 of Law 23,576.

The Board of Directors

NOTE: The Shareholders are advised that the Financial Statements for the Fiscal Year ended December 31, 2004, as published in the Official Gazette on March 9, 2005, are available at the Bank's Secretary's Office located at Reconquista 151 – Piso 5° - City of Buenos Aires. In addition, it is made known that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "D" Shareholders to be held on April 28, 2005, at first call at 1:30 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes; (ii) Election of four regular directors for a term of two fiscal years, to replace four regular directors whose term of office has ended; (iii) Election of four alternate directors to replace alternate directors whose term of office has ended.

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the Bank's registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Joint Meeting of Class "D" and Class "C" Shareholders to be held on April 28, 2005, at first call at 2:00 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes; (ii) Election of three regular syndics and three alternate syndics for a term of two fiscal years, to replace the three regular syndics and two alternate syndics whose term of office has ended, and of one alternate syndic to cover the vacancy of the alternate syndic who took office due to the resignation of a regular syndic.

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "A" Shareholders to be held on April 28, 2005, at first call at 2:30 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of a shareholder to approve and sign the minutes; (ii) Election of two regular directors for a term of two fiscal years, to replace the regular directors whose term of office has ended; (iii) Election of one regular syndic and one alternate syndic for two fiscal years, to replace one regular syndic and one alternate syndic whose term of office has ended.

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the Bank's registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "B" Shareholders to be held on April 28, 2005, at first call at 3:00 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of one shareholder to approve and sign the minutes; (ii) Election of one regular syndic and one alternate syndic for two fiscal years, to replace one regular syndic and one alternate syndic whose term of office has ended.

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the Bank's registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

[Letterhead of the Daily Bulletin of the Buenos Aires Stock Exchange – Wednesday, April 6, 2005 Page 7]

BANCO HIPOTECARIO S.A.

Note No. 111

Buenos Aires, April 6, 2005

To the
Buenos Aires Stock Exchange:

Re: Call to General Ordinary Shareholders' Meeting

We address you in connection with item (vii) of the Agenda for the Company's General Ordinary Shareholders' Meeting called for April 28, next.

In this regard we wish to point out that such item refers to the ratification of the delegation of authority to the Board of Directors in order for it to determine the time, amount, term and other terms and conditions for the issue of non-convertible negotiable obligations, either secured or not, under its Global Medium-Term Note Program for up to two billion dollars (US$ 2,000,000,000) or its equivalent in pesos, approved by the General Ordinary Shareholders' Meeting held on April 30, 2003.

Sincerely yours,

Andrés F. Ocampo
Attorney-in-fact

BANCO HIPOTECARIO

NOTA Nº 100

BUENOS AIRES, 01 de abril de 2005.

The Bank Of New York
As Depositary of the ADR Program
MR. EDGAR PIEDRA
101 BARCLAY STREET, 22FL
New York, NY 10286

2

Dear Mr. Piedra

Please find attached the notice to be given to the ADS holders with regard to the General Ordinary Shareholders' Meeting, Special Meeting of Class "D" Shareholders and Special Joint Meeting of Class "D" and "C" Shareholders', scheduled April 28, 2005.

Please do not hesitate to contact me in case you have any queries.

Very truly yours,

Banco Hipotecario S.A.

Dr. ANDRES F. OCAMPO
GCIA. LEGAL CORPORATIVA
GERENTE

BANCO HIPOTECARIO

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the General Ordinary Shareholders' Meeting to be held on April 28, 2005, at first call at 12:00 noon, and at second call at 1:00 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes; (ii) Review of documents required under Section 234, Subsection 1, of Law 19,550 for the fiscal year ended December 31, 2004; (iii); Consideration of the Board of Directors' and Supervisory Committee's performance; (iv) Consideration of compensation payable to the Board of Directors for technical and administrative duties for Ps. 3,430 thousand, composed of Ps. 1,424 thousand as fees and Ps. 2,006 thousand as other remunerations for the fiscal year ended December 31, 2004, which reflected a computable deficit under the terms of the Regulations of the Argentine Securities Commission; (v) Consideration of the fees payable to the Supervisory Committee; (vi) Appointment of Certifying Accountant for fiscal year 2005; (vii) Delegation to the Board of Directors of the powers to determine the time, amount, term and other terms and conditions of issue of notes under the Global Program pursuant to Section 9 of Law 23,576.

The Board of Directors

NOTE: The Shareholders are advised that the Financial Statements for the Fiscal Year ended December 31, 2004, as published in the Official Gazette on March 9, 2005, are available at the Bank's Secretary's Office located at Reconquista 151 – Piso 5° - City of Buenos Aires. In addition, it is made known that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Meeting of Class "D" Shareholders to be held on April 28, 2005, at first call at 1:30 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes; (ii) Election of four regular directors for a term of two fiscal years, to replace four regular directors whose term of office has ended; (iii) Election of four alternate directors to replace alternate directors whose term of office has ended.

BANCO HIPOTECARIO

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the Bank's registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the Special Joint Meeting of Class "D" and Class "C" Shareholders to be held on April 28, 2005, at first call at 2:00 p.m., at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes; (ii) Election of three regular syndics and three alternate syndics for a term of two fiscal years, to replace the three regular syndics and two alternate syndics whose term of office has ended, and of one alternate syndic to cover the vacancy of the alternate syndic who took office due to the resignation of a regular syndic.

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before April 22, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

2. Convocatorias y Avisos Comerciales

2.1. CONVOCATORIAS

NUEVAS

"A"

ASOCIACION CINEMATOGRAFICA ARGENTINA DE MUTUALIDAD

CONVOCATORIA
ASAMBLEA GENERAL ORDINARIA

De acuerdo a lo establecido en los artículos 27 a 35 del Estatuto Social se convoca a los Señores Asociados de la ASOCIACION CINEMATOGRAFICA ARGENTINA DE MUTUALIDAD a participar de la Asamblea General Ordinaria a celebrarse en Ayacucho 457, piso 1°, Oficina 14, de la Ciudad de Buenos Aires, el día 31 de agosto de 2005 a las 16:30 horas.

ORDEN DEL DIA:

1°) Designación de dos socios para firmar el Acta de la Asamblea.
2°) Consideración del Inventario, Memoria, Balance General, Cuenta de Gastos y Recursos e Informe del Organo de Fiscalización correspondiente al ejercicio N° 63 iniciado el 1° de mayo de 2004 y finalizado el 30 de abril de 2005.
3°) Situación de la Asociación - Aplicación del nuevo artículo 7 del Estatuto. Informe General. Resoluciones a adoptar.
4°) Atención Médica - Contrato con Mediconex S.A. renovación.
5°) Cuota Social - Consideración y Actualización valor cuota.
6°) Venta Inmueble Callao 341 - Segundo piso - Informe y ratificación de lo actuado.
7°) Elección, de las siguientes autoridades. De Comisión Directiva, por finalización de mandato: Presidente, Tesorero, Vocal Titular 1°. y vocal suplente; Por renuncia y fallecimiento respectivamente y hasta completar mandato (30-04-07) Secretario y Vocal Titular 2°. De Organo de Fiscalización: Presidente, Secretario, dos vocales y un suplente.

NOTAS:
1. No habiendo quórum a la hora indicada para la realización de la Asamblea, esta se llevará a cabo media hora después con los socios presentes en las condiciones del art. 35.
2. Los asociados participarán personalmente y es requisito indispensable para participar del acto la presentación de la credencial social y cuotas al día.
3. Según Resolución No. 1396/03 (INAES) la participación de los socios adherentes se rige por el Estatuto Social. En la elección de autoridades participan exclusivamente los socios Activos.
4. Los elementos a considerar y el padrón de socios habilitados, se encontrarán en la sede a disposición de los Señores Asociados con diez días hábiles y treinta días antes de la Asamblea, respectivamente, según lo establecido por los arts. 32 y 30 del Estatuto social.

Presidente - Elena Suñe

La firmante se encuentra autorizada a suscribir el presente edicto en virtud de ser presidente de la Comisión Directiva de la "ASOCIACION CINEMATOGRAFICA ARGENTINA DE MUTUALIDAD", según así surge del: 1) Estatuto cuyo texto ha sido aprobado por resolución número 145 del 23 de septiembre de 1946, que la reconoció y autorizó a funcionar como asociación mutual de acuerdo a la Ley Orgánica de Mutualidades número 20.321; posteriormente aprobado por resolución del Instituto Nacional de Acción Mutual por resolución número 903 del 31 de octubre de 1983 obrante a fojas 68/78 e inscripto por ante el mismo organismo por acta 2209 del 27 de marzo de 1984, en el libro 96 del Protocolos de Estatutos y Reformas, a los folios 446/466; también inscripta en el Registro Nacional de Mutualidades con la matricula 85 de la Capital Federal, y 2) Acta de Asamblea General Ordinaria número 61 de fecha 27 de agosto de 2003, obrante a fojas 80/85 del Libro de Actas de Asambleas número 2, rubricado con fecha 14 de agosto de 1991 por el Instituto Nacional de Acción Mutual, de la cual surge la elección de autoridades y distribución de los cargos de la Comisión Directiva.

Certificación emitida por: Dolores Devoto Borrelli. N° Registro: 1122. N° Matrícula: 4760. Fecha: 26/7/2005. N° Acta: 104. Libro N°: 1.

e. 1/8 N° 71.361 v. 1/8/2005

ASOCIACION ESPAÑOLA DE SOCORROS MUTUOS DE SAN JOSE DE FLORES

CONVOCATORIA

Inscripta en el Registro Nacional de Mutualidades Nro. 81. Tenemos el agrado de dirigirnos a Ud., para comunicarle que en cumplimiento del art. 35 de nuestros Estatutos, la Comisión Directiva llama a Asamblea General Ordinaria para el día 20 de agosto de 2005 a las 18 hs. en la sede sita en la calle Pedernera 143 de esta Capital Federal, a los efectos de tratar el siguiente:

ORDEN DEL DIA:

1°) Lectura del acta anterior.
2°) Consideración del Balance General, Memoria, Cuadro de Gastos y Recursos e Informe del Organo de Fiscalización, correspondiente al Ejercicio N° 108, desde el 1 de Mayo de 2004 al 30 de abril de 2005.
3°) Designación, de dos asociados para la firma del acta de la Asamblea.

Presidente - Juan Carlos Fontana

Designado por Acta de fecha 14 de Agosto 2004, en Asamblea General Ordinaria, Periodo años 2004 a 2008.

Certificación emitida por: Araceli G. S. de Murias. N° Registro: 1464. N° Matrícula: 3875. Fecha: 26/07/2005. N° Acta: 053. Libro N°: 69.

e. 1/8 N° 71.354 v. 3/8/2005

ASOCIACION MUTUAL CENTRO PARA LA ACCION SOLIDARIA

CONVOCATORIA

La ASOCIACION MUTUAL CENTRO PARA LA ACCION SOLIDARIA, Matrícula N° 1784, convoca a sus asociados a Asamblea Ordinaria para el día 2 del mes de Septiembre de 2005 a las 21:00 hs. en la sede de la entidad, calle José P. Tamborini 4227, Capital Federal para tratar el siguiente:

ORDEN DEL DIA:

1°) Designación de dos socios para firmar el Acta.
2°) Lectura del Acta anterior.
3°) Consideración y aprobación de la Memoria, Inventario, Balance, Cuenta de Gastos y Recursos e Informe del Organo de Fiscalización, del Ejercicio comprendido entre el 8/5/04 al 7/5/05.

La autoridad abajo firmante surge del Acta n° 11, folios 44, 45 y 46 del Libro de Actas de Asambleas n° 1 de fecha 4 de Septiembre 2004.

Presidente - Jorge Antonio Bagnoli

Certificación emitida por: Leandro Ferreyra. N° Registro: 1446. Fecha: 25/07/05.

e. 1/8 N° 71.359 v. 1/8/2005

"B"

BANCO HIPOTECARIO SA

CONVOCATORIA

Se convoca a los señores accionistas del BANCO HIPOTECARIO S.A. a Asamblea General Ordinaria a celebrarse el día 31 de agosto de 2005, en primera convocatoria a las 11 horas y en, segunda convocatoria a las 12 horas, en la sede social del Banco, sita en Reconquista 151, piso 7°, de la ciudad de Buenos Aires, para considerar el siguiente:

ORDEN DEL DIA:

(i) Designación de dos accionistas para aprobar y suscribir el acta;
(ii) Consideración del pago de honorarios a los directores integrantes del Comité Ejecutivo de $ 2.771 miles en concepto de participación en las ganancias y de $ 17.521 miles por apreciación del valor accionario, devengados durante el ejercicio económico finalizado el 31/12/04, el cual arrojó quebranto computable en los términos de las Normas de la Comisión Nacional de Valores. El Directorio

NOTA: Se informa a los Sres. Accionistas que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 25 de agosto de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

Ernesto Manuel Viñes, Director, según resulta del Acta de Asamblea Especial de Accionistas Clase "D" número 52 del 28/4/2005. Firma certificada en el sello de certificaciones de firmas n° F. 001882200 - 26/07/05.

Director - Ernesto Manuel Viñes

Certificación emitida por: Escribanía Puiggari. N° Registro: 463. N° Matrícula: 3933. Fecha: 26/7/05. N° Acta: 10. Libro N°: 59.

e. 1/8 N° 21.684 v. 5/8/2005

BASES Y COMPONENTES S.A.

CONVOCATORIA

Convócase a Asamblea General Ordinaria de accionistas de BASES Y COMPONENTES S.A. a realizarse en Talcahuano 446 piso 8vo. A de la Capital Federal, para el día 17 de agosto de 2005, a las 13:00 horas en primera convocatoria, a fin de tratar el siguiente:

ORDEN DEL DIA:

1°) Designación de dos accionistas para fumar la correspondiente acta.
2°) Consideración de las razones qué motivan la presente asamblea general ordinaria con atraso con respecto al plazo legal.
3°) Consideración de los documentos prescriptos por el artículo 234 de la ley 19.550 y modificatorias correspondientes al ejercicio cerrado el 30 de noviembre de 2004.
4°) Tratamiento de las gestiones de los Señores Directores hasta la fecha.
5°) Tratamiento de los resultados del ejercicio. Remuneración de los miembros del Directorio según artículo 261 L.S.

Para participar de la presente asamblea, será necesario acreditar la calidad de accionista debidamente habilitado, entre el 9 y el 11 de agosto de 2005, depositando los certificados de acciones en las oficinas habilitadas al efecto, ubicadas en la calle Talcahuano 446 piso 8vo. Oficina A de esta Capital Federal en el horario de 9:30 horas a 12:30 horas. No habiendo quórum habilitante en los términos de la ley 19.550 y modificatorias y contrato social, la segunda convocatoria se realizará 60 minutos después con los accionistas presentes.

Jorge Lumbreras. Presidente del Directorio, Acta de Asamblea Gral. Ordinaria del 17/9/2004 BASES Y COMPONENTES S.A.

Certificación emitida por: Eduardo Alfredo Arias. N° Registro: 1587. N° Matrícula: 3254. Fecha: 27/7/2005. N° Acta: 80. Libro N° 71.

e. 1/8 N° 71.421 v. 5/8/2005

"C"

CARDALES VILLAGE CLUB S.A.

CONVOCATORIA A ASAMBLEA GENERAL ORDINARIA

Convócase a Asamblea General Ordinaria para el día Lunes 29 de Agosto de 2005 a las 15 horas, en la calle Perú N° 570 2° Piso Capital Federal para tratar el siguiente:

ORDEN DEL DIA:

1°) Declaración de validez Legal de la Asamblea.
2°) Elección de dos (2) accionistas para firmar el acta.
3°) Explicación de extemporaneidad de la convocatoria y su aprobación.
4°) Tratamiento de los documentos establecidos por el art. 234, inc. 1, ley 19.550, del ejercicio cerrado el 30 de Noviembre de 2004.
5°) Tratamiento de la gestión del Directorio y su remuneración por el ejercicio cerrado el 30 de Noviembre de 2004.
6°) Elección del nuevo directorio por tres ejercicios.
7°) Quien suscribe lo hace como Presidente, designado según Acta de Directorio de fecha 17 de Septiembre de 2004.

Presidente - Miguel Biquard

Certificación emitida por: Escribana Susana Esther Caturegli. N° Registro: 858. Fecha: 19/07/05. N° Acta: 143. Libro N°: 54.

e. 1/8 N° 21.702 v. 5/8/2005

CASA RUBIO SA

CONVOCATORIA A ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS

Nro. De Registro I.G.J. 10879. Convócase a los Sres. Accionistas de CASA RUBIO S.A. a Asamblea General Ordinaria para el día 16 de agosto de 2005 en la sede social sita en Serrano 985, B, de Capital Federal a las 11.00 horas en primera convocatoria y a las 12.00 horas en segunda convocatoria para tratar el siguiente:

ORDEN DEL DIA:

1°) Designación de dos Accionistas para suscribir el Acta.
2°) Consideración de la renuncia presentada por la Dra. Liliana Cano y eventual elección de un nuevo Director en reemplazo.

Elegida como miembro del Directorio de Casa Rubio S.A. según Acta de Asamblea de fecha 17 de Febrero de 2003. Designada como Presidente del Directorio de Casa Rubio S.A. según Acta de Directorio de fecha 28 de Febrero de 2003.

Presidente - Berta Berendorf de Haimovici

Certificación emitida por: María Virginia Blanc. N° Registro: 1798. N° Matrícula: 4285. Fecha: 16/07/2005. N° Acta: 197. Libro N°: 17.

e. 1/8 N° 71.360 v. 5/8/2005

CLINICA PRIVADA 2 DE ABRIL S.A.

CONVOCATORIA ASAMBLEA GENERAL ORDINARIA

Por 5 días. Se convoca a Asamblea General Ordinaria para el 16 de Agosto de 2005 a las 18.00 horas a celebrarse en el domicilio social sito en Perú N° 658 - Piso 4° - Dpto. H - Ciudad Autónoma de Buenos Aires.

ORDEN DEL DIA:

1°) Designación de dos accionistas para suscribir el acta de la Asamblea.
2°) Elección de autoridades por el período 2005/2007. Sociedad no comprendida en el Art. 299 L. 19.550. Ricardo Heise - Presidente. Autorizado mediante acta de Directorio N° 104 del 02 de Diciembre de 2003.

Presidente - Ricardo Heise

Certificación emitida por: Osvaldo Cortes. N° Registro: 10. Fecha: 22/07/2005. N° Acta: 107. Libro N°: 107.

e. 1/8 N° 71.362 v. 5/8/2005

COATEL S.A.

CONVOCATORIA

Convócase a los Señores Accionistas a la Asamblea Ordinaria, en primer y segunda convocatoria a celebrarse en la sede de la misma sita en Avenida Cabildo 2720 Piso 7 A, en ciudad Autónoma de Buenos Aires, el día 16 de agosto del 2005 a las 12 horas. Conforme al estatuto, la asamblea en segunda convocatoria será simultánea, y se celebrará el mismo día una hora después de fijada la primera.

ORDEN DEL DIA:

1°) Designación de dos accionistas para suscribir el acta.
2°) Consideración de memoria y balance ejercicio finalizado 30/06/05. y demás documentación establecida por el artículo 243, inciso 3 de la ley 19550, correspondiente al ejercicio económico N° 3 cerrado el 30 de junio de 2005.

2. Convocatorias y Avisos Comerciales

2.1. CONVOCATORIAS

ANTERIORES

"A"

ALPASUMA S.A. FINANCIERA DE REPRESENTACIONES Y MANDATOS (en Liquidación)

CONVOCATORIA

Convócase a Asamblea General Ordinaria de Accionistas a celebrarse el 18 de Agosto de 2005 a las 11:00 horas en primera convocatoria, en Leandro N. Alem 584 - 10º piso - Capital Federal, a fin de considerar el siguiente:

ORDEN DEL DIA:

1º) Designación de dos accionistas para aprobar y firmar el Acta de la Asamblea.
2º) Motivos por lo que esta Asamblea es convocada fuera del término legal correspondiente.
3º) Consideración de la documentación prevista en el art. 234, inc. 1º) de la Ley 19.550 correspondiente al ejercicio económico nº 24 finalizado el 31 de enero de 2005.
4º) Consideración de la gestión de Directorio y Síndico.
5º) Retribución de Directores y Síndicos.
6º) Consideración y destino de los resultados no asignados.
7º) Elección de Síndicos Titular y Suplente.

Para asistir a la Asamblea, deberá darse cumplimiento a lo establecido en el Art. 238 de la Ley 19.550.

La personería del firmante surge del Acta de Asamblea del 18.10.2004 y de la reunión de Directorio del 26.10.2004.

Presidente - Fernando Ignacio Saravia

Certificación emitida por: Rómulo F. Zemborain. Nº Registro: 85. Nº Matrícula: 2133. Fecha: 21/7/05. Nº Acta: 37. Libro Nº 60.

e. 29/7 Nº 71.307 v. 4/8/2005

ASOCIACION ESPAÑOLA DE SOCORROS MUTUOS DE SAN JOSE DE FLORES

CONVOCATORIA

Inscripta en el Registro Nacional de Mutualidades Nro. 81. Tenemos el agrado de dirigirnos a Ud., para comunicarle que en cumplimiento del art. 35 de nuestros Estatutos, la Comisión Directiva llama a Asamblea General Ordinaria para el día 20 de agosto de 2005 a las 18 hs. en la sede sita en la calle Pedernera 143 de esta Capital Federal, a los efectos de tratar el siguiente:

ORDEN DEL DIA:

1º) Lectura del acta anterior.
2º) Consideración del Balance General, Memoria, Cuadro de Gastos y Recursos e Informe del Organo de Fiscalización, correspondiente al Ejercicio Nº 108, desde el 1 de Mayo de 2004 al 30 de abril de 2005.
3º) Designación, de dos asociados para la firma del acta de la Asamblea.

Presidente - Juan Carlos Fontana

Designado por Acta de fecha 14 de Agosto 2004, en Asamblea General Ordinaria, Período años 2004 a 2008.

Certificación emitida por: Araceli G. S. de Murias. Nº Registro: 1464. Nº Matrícula: 3875. Fecha: 26/07/2005. Nº Acta: 053. Libro Nº: 69.

e. 1/8 Nº 71.354 v. 3/8/2005

"B"

BANCO HIPOTECARIO SA

CONVOCATORIA

Se convoca a los señores accionistas del BANCO HIPOTECARIO S.A. a Asamblea General Ordinaria a celebrarse el día 31 de agosto de 2005, en primera convocatoria a las 11 horas y en, segunda convocatoria a las 12 horas, en la sede social del Banco, sita en Reconquista 151, piso 7º, de la ciudad de Buenos Aires, para considerar el siguiente:

ORDEN DEL DIA:

(i) Designación de dos accionistas para aprobar y suscribir el acta;
(ii) Consideración del pago de honorarios a los directores integrantes del Comité Ejecutivo de $ 2.771 miles en concepto de participación en las ganancias y de $ 17.521 miles por apreciación del valor accionario, devengados durante el ejercicio económico finalizado el 31/12/04, el cual arrojó quebranto computable en los términos de las Normas de la Comisión Nacional de Valores. El Directorio

NOTA: Se informa a los Sres. Accionistas que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5º piso, Ciudad de Buenos Aires, hasta el día 25 de agosto de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

Ernesto Manuel Viñes, Director, según resulta del Acta de Asamblea Especial de Accionistas Clase "D" número 52 del 28/4/2005. Firma certificada en el sello de certificaciones de firmas nº F. 001882200 - 26/07/05.

Director - Ernesto Manuel Viñes

Certificación emitida por: Escribanía Puiggari. Nº Registro: 1453 Nº Matrícula: 3933. Fecha: 26/7/05. Nº Acta: 10. Libro Nº: 59.

e. 1/8 Nº 21.684 v. 5/8/2005

BASES Y COMPONENTES S.A.

CONVOCATORIA

Convócase a Asamblea General Ordinaria de accionistas de BASES Y COMPONENTES S.A. a realizarse en Talcahuano 446 piso 8vo. A de la Capital Federal, para el día 17 de agosto de 2005, a las 13:00 horas en primera convocatoria, a fin de tratar el siguiente:

ORDEN DEL DIA:

1º) Designación de dos accionistas para fumar la correspondiente acta.
2º) Consideración de las razones que motivan la presente asamblea general ordinaria con atraso con respecto al plazo legal.
3º) Consideración de los documentos prescriptos por el artículo 234 de la ley 19.550 y modificatorias correspondientes al ejercicio cerrado el 30 de noviembre de 2004.
4º) Tratamiento de las gestiones de los Señores Directores hasta la fecha.
5º) Tratamiento de los resultados del ejercicio. Remuneración de los miembros del Directorio según artículo 261 L.S.

Para participar de la presente asamblea, será necesario acreditar la calidad de accionista debidamente habilitado, entre el 9 y el 11 de agosto de 2005, depositando los certificados de acciones en las oficinas habilitadas al efecto, ubicadas en la calle Talcahuano 446 piso 8vo. Oficina A de esta Capital Federal en el horario de 9:30 horas a 12:30 horas. No habiendo quórum habilitante en los términos de la ley 19.550 y modificatorias y contrato social, la segunda convocatoria se realizará 60 minutos después con los accionistas presentes.

Jorge Lumbreras. Presidente del Directorio, Acta de Asamblea Gral. Ordinaria del 17/9/2004 BASES Y COMPONENTES S.A.

Certificación emitida por: Eduardo Alfredo Arias. Nº Registro: 1587. Nº Matrícula: 3254. Fecha: 27/7/2005. Nº Acta: 80. Libro Nº 71.

e. 1/8 Nº 71.421 v. 5/8/2005

"C"

CANOPUS

CONVOCATORIA

Se convoca a accionistas a Asamblea General Ordinaria el día 18 de Agosto de 2005, a las diez horas, en Pte. J. E. Uriburu 1058, oficina.

ORDEN DEL DIA A TRATAR:

1º) Consideración de los ejercicios económicos al 31/12/03 y 31/12/04 y gestión y retribución del Directorio (Art. 234 y 261).
2º) Informe sobre convocatoria tardía.
3º) Aclaración respecto de Asamblea del 22/04/03.
4º) Designación de Directorio por vencimiento de mandatos.
5º) Designación de dos accionistas para suscribir el Acta. El Directorio

Los accionistas deberán cumplimentar las obligaciones previstas por el Art. 238 (ley 19.550).

Marcelo Araujo, Presidente, designado según Acta Nº 115 de fecha 22 de Abril de 2003.

Presidente - Marcelo Araujo

Certificación emitida por: Clara López. Nº Registro: 1342. Nº Matrícula: 8850. Fecha: 22/7/05. Nº Acta: 111. Libro Nº 13.

e. 29/7 Nº 71.297 v. 4/8/2005

CARDALES VILLAGE CLUB S.A.

CONVOCATORIA A ASAMBLEA GENERAL ORDINARIA

Convócase a Asamblea General Ordinaria para el día Lunes 29 de Agosto de 2005 a las 15 horas, en la calle Perú Nº 570 2º Piso Capital Federal para tratar el siguiente:

ORDEN DEL DIA:

1º) Declaración de validez Legal de la Asamblea.
2º) Elección de dos (2) accionistas para firmar el acta.
3º) Explicación de extemporaneidad de la convocatoria y su aprobación.
4º) Tratamiento de los documentos establecidos por el art. 234, inc. 1, ley 19.550, del ejercicio cerrado el 30 de Noviembre de 2004.
5º) Tratamiento de la gestión del Directorio y su remuneración por el ejercicio cerrado el 30 de Noviembre de 2004.
6º) Elección del nuevo directorio por tres ejercicios.
7º) Quien suscribe lo hace como Presidente, designado según Acta de Directorio de fecha 17 de Septiembre de 2004.

Presidente - Miguel Biquard

Certificación emitida por: Escribana Susana Esther Caturegli. Nº Registro: 858. Fecha: 19/07/05. Nº Acta: 143. Libro Nº: 54.

e. 1/8 Nº 21.702 v. 5/8/2005

CASA RUBIO SA

CONVOCATORIA A ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS

Nro. De Registro I.G.J. 10879. Convócase a los Sres. Accionistas de CASA RUBIO S.A. a Asamblea General Ordinaria para el día 16 de agosto de 2005 en la sede social sita en Serrano 985, B, de Capital Federal a las 11.00 horas en primera convocatoria y a las 12.00 horas en segunda convocatoria para tratar el siguiente:

ORDEN DEL DIA:

1º) Designación de dos Accionistas para suscribir el Acta.
2º) Consideración de la renuncia presentada por la Dra. Liliana Cano y eventual elección de un nuevo Director en reemplazo.

Elegida como miembro del Directorio de Casa Rubio S.A. según Acta de Asamblea de fecha 17 de Febrero de 2003. Designada como Presidente del Directorio de Casa Rubio S.A. según Acta de Directorio de fecha 28 de Febrero de 2003.

Presidente - Berta Berendorf de Halmovici

Certificación emitida por: María Virginia Blanc. Nº Registro: 1798. Nº Matrícula: 4285. Fecha: 16/07/2005. Nº Acta: 197. Libro Nº: 17.

e. 1/8 Nº 71.360 v. 5/8/2005

CENTRO DE CONSIGNATARIOS DE PRODUCTOS DEL PAIS Sociedad Anónima

CONVOCATORIA

A Asamblea General Ordinaria de Accionistas a realizarse el 17 de Agosto de 2005, a la 18 hs. en la sede social, San Martín 483, Piso 10º, Capital Federal, para tratar el siguiente:

ORDEN DEL DIA:

1º) Designación de 2 accionistas, para firmar el Acta de Asamblea.
2º) Consideración de la documentación establecida en el Art. 234, inc. 1ro. de la Ley 19.550, correspondiente al ejercicio económico finalizado el 31 de Marzo de 2005.
3º) Elección de los Directores Titulares y Suplentes, por el plazo de 2 años, en reemplazo de los directores que terminan su mandato.

Bs. As., 15 de Julio de 2005

NOTAS:

1.- Los Sres. accionistas deberán comunicar su asistencia, con por lo menos 3 días hábiles de anticipación al 17 de Agosto de 2005 para que se los inscriba en el Libro de Depósito de Acciones y Registro de Asistencia a Asambleas Generales. En caso de hacerse representar, el apoderado deberá presentar una carta poder con la firma certificada por Banco o Escribano Público.
2.- A falta de quórum la Asamblea se realizará en segunda convocatoria a las 19 hs. en el mismo día en la Sede Social.

Aguirre Urreta Jorge Federico, electo por Acta de Asamblea Nº 90 fecha 18 de Agosto de 2004.

Certificación emitida por: Josefina Vivot. Nº Registro (190) F001817018. Nº Matrícula: 4311. Fecha: 19/7/2005. Nº Acta: 058. Libro Nº 40.

e. 28/07 Nº 71.226 v. 03/08/2005

CLINICA PRIVADA 2 DE ABRIL S.A.

CONVOCATORIA ASAMBLEA GENERAL ORDINARIA

Por 5 días: Se convoca a Asamblea General Ordinaria para el 16 de Agosto de 2005 a las 18.00 horas a celebrarse en el domicilio social sito en Perú Nº 658 - Piso 4º - Dpto. H - Ciudad Autónoma de Buenos Aires.

ORDEN DEL DIA:

1º) Designación de dos accionistas para suscribir el acta de la Asamblea.
2º) Elección de autoridades por el período 2005/2007. Sociedad no comprendida en el Art. 299 L. 19.550. Ricardo Heise - Presidente. Autorizado mediante acta de Directorio Nº 104 del 02 de Diciembre de 2003.

Presidente - Ricardo Heise

Certificación emitida por: Osvaldo Cortes. Nº Registro: 10. Fecha: 22/07/2005. Nº Acta: 107. Libro Nº: 107.

e. 1/8 Nº 71.362 v. 5/8/2005

COATEL S.A.

CONVOCATORIA

Convócase a los Señores Accionistas a la Asamblea Ordinaria, en primer y segunda convocatoria a celebrarse en la sede de la misma sita en Avenida Cabildo 2720 Piso 7 A, en ciudad Autónoma de Buenos Aires, el día 16 de agosto del 2005 a las 12 horas. Conforme al estatuto, la asamblea en segunda convocatoria será simultánea, y se celebrará el mismo día una hora después de fijada la primera.

ORDEN DEL DIA:

1º) Designación de dos accionistas para suscribir el acta.
2º) Consideración de memoria y balance ejercicio finalizado 30/06/05. y demás documentación establecida por el artículo 243, inciso 3 de la ley 19550, correspondiente al ejercicio económico Nº 3 cerrado el 30 de junio de 2005.
4º) Consideración de Estados de Resultados del ejercicio cerrado el 30/06/2005
5º) Distribución de las utilidades.
6º) Remuneración y actuación del directorio.
7º) Designación de autoridades atento a expiración del mandato actual.
8º) Consideración de la actuación de los apoderados de la empresa.

2. Convocatorias y Avisos Comerciales

2.1. CONVOCATORIAS

ANTERIORES

"A"

AGROGANADERA DEL SUR S.A.

CONVOCATORIA

Reg. Nº 57.532. Convócase a los señores Accionistas a la Asamblea General Ordinaria a celebrarse el día 19 de agosto de 2005, a las 15:00 horas en la calle Uruguay 750 piso 3 departamento A, Capital, para tratar el siguiente:

ORDEN DEL DIA:

1º) Consideración de la documentación exigida por el artículo 234 inciso 1º de la Ley 19.550 por el ejercicio cerrado el 31 de marzo de 2005.
2º) Consideración de Resultados y Remuneración Directorio y Sindicatura.
3º) Designación de dos Accionistas para firmar el acta.

El firmante fue designado Presidente por Acta de Directorio número 45, al folio 134, del libro Actas de Directorio y Asambleas número 1, a los 25 días del mes de agosto de 2004. El Directorio.
Presidente – José Santoro

Certificación emitida por: Graciela Andrade. Nº Registro: 1505. Nº Matrícula: 3363. Fecha: 27/07/2005. Nº Acta: 041. Libro Nº 68.
e. 2/8 Nº 71.451 v. 8/8/2005

ALPASUMA S.A. FINANCIERA DE REPRESENTACIONES Y MANDATOS (en Liquidación)

CONVOCATORIA

Convócase a Asamblea General Ordinaria de Accionistas a celebrarse el 18 de Agosto de 2005 a las 11:00 horas en primera convocatoria, en Leandro N. Alem 584 - 10º piso - Capital Federal, a fin de considerar el siguiente:

ORDEN DEL DIA:

1º) Designación de dos accionistas para aprobar y firmar el Acta de la Asamblea.
2º) Motivos por lo que esta Asamblea es convocada fuera del término legal correspondiente.
3º) Consideración de la documentación prevista en el art. 234, inc. 1º) de la Ley 19.550 correspondiente al ejercicio económico nº 24 finalizado el 31 de enero de 2005.
4º) Consideración de la gestión de Directorio y Síndico.
5º) Retribución de Directores y Síndicos.
6º) Consideración y destino de los resultados no asignados.
7º) Elección de Síndicos Titular y Suplente.

Para asistir a la Asamblea, deberá darse cumplimiento a lo establecido en el Art. 238 de la Ley 19.550.

La personería del firmante surge del Acta de Asamblea del 18.10.2004 y de la reunión de Directorio del 26.10.2004.
Presidente - Fernando Ignacio Saravia

Certificación emitida por: Rómulo F. Zemborain. Nº Registro: 85. Nº Matrícula: 2133. Fecha: 21/7/05. Nº Acta: 37. Libro Nº 60.
e. 29/7 Nº 71.307 v. 4/8/2005

ASOCIACION ESPAÑOLA DE SOCORROS MUTUOS DE SAN JOSE DE FLORES

CONVOCATORIA

Inscripta en el Registro Nacional de Mutualidades Nro. 81. Tenemos el agrado de dirigirnos a Ud., para comunicarle que en cumplimiento del art. 35 de nuestros Estatutos, la Comisión Directiva llama a Asamblea General Ordinaria para el día 20 de agosto de 2005 a las 18 hs. en la sede sita en la calle Pedernera 143 de esta Capital Federal, a los efectos de tratar el siguiente:

ORDEN DEL DIA:

1º) Lectura del acta anterior.
2º) Consideración del Balance General, Memoria, Cuadro de Gastos y Recursos e Informe del Organo de Fiscalización, correspondiente al Ejercicio Nº 108, desde el 1 de Mayo de 2004 al 30 de abril de 2005.
3º) Designación de dos asociados para la firma del acta de la Asamblea.
Presidente - Juan Carlos Fontana

Designado por Acta de fecha 14 de Agosto 2004, en Asamblea General Ordinaria, Período años 2004 a 2008.

Certificación emitida por: Araceli G. S. de Murias. Nº Registro: 1464. Nº Matrícula: 3875. Fecha: 26/07/2005. Nº Acta: 053. Libro Nº: 69.
e. 1/8 Nº 71.354 v. 3/8/2005

"B"

BANCO HIPOTECARIO SA

CONVOCATORIA

Se convoca a los señores accionistas del BANCO HIPOTECARIO S.A. a Asamblea General Ordinaria a celebrarse el día 31 de agosto de 2005, en primera convocatoria a las 11 horas y en, segunda convocatoria a las 12 horas, en la sede social del Banco, sita en Reconquista 151, piso 7º, de la ciudad de Buenos Aires, para considerar el siguiente:

ORDEN DEL DIA:

(i) Designación de dos accionistas para aprobar y suscribir el acta;
(ii) Consideración del pago de honorarios a los directores integrantes del Comité Ejecutivo de $ 2.771 miles en concepto de participación en las ganancias y de $ 17.521 miles por apreciación del valor accionario, devengados durante el ejercicio económico finalizado el 31/12/04, el cual arrojó quebranto computable en los términos de las Normas de la Comisión Nacional de Valores. El Directorio

NOTA: Se informa a los Sres. Accionistas que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5º piso, Ciudad de Buenos Aires, hasta el día 25 de agosto de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

Ernesto Manuel Viñes, Director, según resulta del Acta de Asamblea Especial de Accionistas Clase "D" número 52 del 28/4/2005. Firma certificada en el sello de certificaciones de firmas nº F 001882200 - 26/07/05.
Director - Ernesto Manuel Viñes

Certificación emitida por: Escribanía Puiggari. Nº Registro: 453. Nº Matrícula: 3933. Fecha: 26/7/05. Nº Acta: 10. Libro Nº: 59.
e. 1/8 Nº 21.684 v. 5/8/2005

BASES Y COMPONENTES S.A.

CONVOCATORIA

Convócase a Asamblea General Ordinaria de accionistas de BASES Y COMPONENTES S.A. a realizarse en Talcahuano 446 piso 8vo. A de la Capital Federal, para el día 17 de agosto de 2005, a las 13:00 horas en primera convocatoria, a fin de tratar el siguiente:

ORDEN DEL DIA:

1º) Designación de dos accionistas para firmar la correspondiente acta.
2º) Consideración de las razones que motivan la presente asamblea general ordinaria con atraso con respecto al plazo legal.
3º) Consideración de los documentos prescriptos por el artículo 234 de la ley 19.550 y modificatorias correspondientes al ejercicio cerrado el 30 de noviembre de 2004.
4º) Tratamiento de las gestiones de los Señores Directores hasta la fecha.
5º) Tratamiento de los resultados del ejercicio. Remuneración de los miembros del Directorio según artículo 261 L.S.

Para participar de la presente asamblea, será necesario acreditar la calidad de accionista debidamente habilitado, entre el 9 y el 11 de agosto de 2005, depositando los certificados de acciones en las oficinas habilitadas al efecto, ubicadas en la calle Talcahuano 446 piso 8vo. Oficina A de esta Capital Federal en el horario de 9:30 horas a 12:30 horas. No habiendo quórum habilitante en los términos de la ley 19.550 y modificatorias y contrato social, la segunda convocatoria se realizará 60 minutos después con los accionistas presentes.

Jorge Lumbreras. Presidente del Directorio. Acta de Asamblea Gral. Ordinaria del 17/8/2004 BASES Y COMPONENTES S.A.

Certificación emitida por: Eduardo Alfredo Arias. Nº Registro: 1587. Nº Matrícula: 3254. Fecha: 27/7/2005. Nº Acta: 80. Libro Nº 71.
e. 1/8 Nº 71.421 v. 5/8/2005

"C"

CAMUZZI GAS PAMPEANA S.A.

CONVOCATORIA

Inscripta en el Registro Público de Comercio el 01/12/1992 bajo el Nº 11674 del Lº 112 Tº A de Sociedades Anónimas, convoca a Asamblea General Ordinaria de Accionistas de CAMUZZI GAS PAMPEANA S.A., para el día 30 de agosto de 2005 a las 12:00 horas en Av. Alicia Moreau de Justo 240 Piso 3º de la Ciudad Autónoma de Buenos Aires para el tratamiento del siguiente:

ORDEN DEL DIA:

1º) Designación de dos accionistas para aprobar y firmar el acta de asamblea; y 2) Consideración de los contratos con partes relacionadas.

NOTA 1: Los Accionistas cuyo registro de acciones sea llevado por la Caja de Valores S.A., deberán presentar la constancia de sus respectivas cuentas, y aquellos cuyo registro escritural es llevado por la Sociedad tendrán que cursar comunicación de asistencia, ambos hasta de 24 de agosto de 2005, a Av. Alicia Moreau de Justo 240 Piso 3º de la Ciudad Autónoma de Buenos Aires, en el horario de 9 a 17 horas.

NOTA 2: La documentación a considerar se encuentra a disposición de los Sres. Accionistas en Av. Alicia Moreau de Justo 240 Piso 3º de la Ciudad Autónoma de Buenos Aires, de 9 a 17 horas.

Martín Juan Blaquier, Vicepresidente Primero, designado por Actas de Asamblea Nº 46 del 29 de abril de 2005 y Acta de Directorio Nº 221 del 10 de mayo de 2005.
Vicepresidente Primero – Martín Juan Blaquier

Certificación emitida por. Julio C. Alcorta. Nº Registro: 1247. Nº Matrícula. 2674. Fecha: 28/7/05. Nº Acta: 099. Libro Nº 89.
e. 2/8 Nº 21.722 v. 8/8/2005

CANOPUS

CONVOCATORIA

Se convoca a accionistas a Asamblea General Ordinaria el día 18 de Agosto de 2005, a las diez horas, en Pte. J. E. Uriburu 1058, oficina.

ORDEN DEL DIA A TRATAR:

1º) Consideración de los ejercicios económicos al 31/12/03 y 31/12/04 y gestión y retribución del Directorio (Art. 234 y 261).
2º) Informe sobre convocatoria tardía.
3º) Aclaración respecto de Asamblea del 22/04/03.
4º) Designación de Directorio por vencimiento de mandatos.
5º) Designación de dos accionistas para suscribir el Acta. El Directorio

Los accionistas deberán cumplimentar las obligaciones previstas por el Art. 238 (ley 19.550).

Marcelo Araujo, Presidente, designado según Acta Nº 115 de fecha 22 de Abril de 2003.
Presidente - Marcelo Araujo

Certificación emitida por: Clara López. Nº Registro: 1342. Nº Matrícula: 8850. Fecha: 22/7/05. Nº Acta: 111. Libro Nº 13.
e. 29/7 Nº 71.297 v. 4/8/2005

CARDALES VILLAGE CLUB S.A.

CONVOCATORIA A ASAMBLEA GENERAL ORDINARIA

Convócase a Asamblea General Ordinaria para el día Lunes 29 de Agosto de 2005 a las 15 horas, en la calle Perú Nº 570 2º Piso Capital Federal para tratar el siguiente:

ORDEN DEL DIA:

1º) Declaración de validez Legal de la Asamblea.
2º) Elección de dos (2) accionistas para firmar el acta.
3º) Explicación de extemporaneidad de la convocatoria y su aprobación.
4º) Tratamiento de los documentos establecidos por el art. 234, inc. 1, ley 19.550, del ejercicio cerrado el 30 de Noviembre de 2004.
5º) Tratamiento de la gestión del Directorio y su remuneración por el ejercicio cerrado el 30 de Noviembre de 2004.
6º) Elección del nuevo directorio por tres ejercicios.
7º) Quien suscribe lo hace como Presidente, designado según Acta de Directorio de fecha 17 de Septiembre de 2004.
Presidente - Miguel Biquard

Certificación emitida por: Escribana Susana Esther Caturegli. Nº Registro: 858. Fecha: 19/07/05. Nº Acta: 143. Libro Nº: 54.
e. 1/8 Nº 21.702 v. 5/8/2005

CASA RUBIO SA

CONVOCATORIA A ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS

Nro. De Registro I.G.J. 10879. Convócase a los Sres. Accionistas de CASA RUBIO S.A. a Asamblea General Ordinaria para el día 16 de agosto de 2005 en la sede social sita en Serrano 985, 8, de Capital Federal a las 11.00 horas en primera convocatoria y a las 12.00 horas en segunda convocatoria para tratar el siguiente:

ORDEN DEL DIA:

1º) Designación de dos Accionistas para suscribir el Acta.
2º) Consideración de la renuncia presentada por la Dra. Liliana Cano y eventual elección de un nuevo Director en reemplazo.

Elegida como miembro del Directorio de Casa Rubio S.A. según Acta de Asamblea de fecha 17 de Febrero de 2003. Designada como Presidente del Directorio de Casa Rubio S.A. según Acta de Directorio de fecha 28 de Febrero de 2003.
Presidente - Berta Berendorf de Haimovici

Certificación emitida por: María Virginia Blanc. Nº Registro: 1798. Nº Matrícula: 4285. Fecha: 16/07/2005. Nº Acta: 197. Libro Nº: 17.
e. 1/8 Nº 71.360 v. 5/8/2005

CENTRAL PUERTO S.A.

CONVOCATORIA

Se convoca a los Señores Accionistas a Asamblea General Ordinaria y Extraordinaria de Accionistas a celebrarse el día 31 de agosto de 2005, a las 10:00 hs., en primera convocatoria, y a las 11:00 horas, en segunda convocatoria, sólo para la asamblea ordinaria, en la Sede de la Sociedad, sita en Av. Tomás A. Edison 2151 de la Ciudad de Buenos Aires, a fin de considerar el siguiente:

ORDEN DEL DIA:

1º) Designación de dos (2) accionistas para firmar el acta;

2. Convocatorias y Avisos Comerciales

2.1. CONVOCATORIAS

ANTERIORES

"A"

AGROGANADERA DEL SUR S.A.

CONVOCATORIA

Reg. Nº 57.532. Convócase a los señores Accionistas a la Asamblea General Ordinaria a celebrarse el día 19 de agosto de 2005, a las 15:00 horas én la calle Uruguay 750 piso 3 departamento A, Capital, para tratar el siguiente:

ORDEN DEL DIA:

1º) Consideración de la documentación exigida por el artículo 234 inciso 1º de la Ley 19.550 por el ejercicio cerrado el 31 de marzo de 2005.

2º) Consideración de Resultados y Remuneración Directorio y Sindicatura.

3º) Designación de dos Accionistas para firmar el acta.

El firmante fue designado Presidente por Acta de Directorio número 45, al folio 134, del libro Actas de Directorio y Asambleas número 1, a los 25 días del mes de agosto de 2004. El Directorio.

Presidente – José Santoro

Certificación emitida por: Graciela Andrade. Nº Registro: 1505. Nº Matrícula: 3363. Fecha: 27/07/2005. Nº Acta: 041. Libro Nº 68.

e. 2/8 Nº 71.451 v. 8/8/2005

ALPASUMA S.A. FINANCIERA DE REPRESENTACIONES Y MANDATOS (en Liquidación)

CONVOCATORIA

Convócase a Asamblea General Ordinaria de Accionistas a celebrarse el 18 de Agosto de 2005 a las 11:00 horas en primera convocatoria, en Leandro N. Alem 584 - 10º piso - Capital Federal, a fin de considerar el siguiente:

ORDEN DEL DIA:

1º) Designación de dos accionistas para aprobar y firmar el Acta de la Asamblea.

2º) Motivos por lo que esta Asamblea es convocada fuera del término legal correspondiente.

3º) Consideración de la documentación prevista en el art. 234, inc. 1º) de la Ley 19.550 correspondiente al ejercicio económico nº 24 finalizado el 31 de enero de 2005.

4º) Consideración de la gestión de Directorio y Síndico.

5º) Retribución de Directores y Síndicos.

6º) Consideración y destino de los resultados no asignados.

7º) Elección de Síndicos Titular y Suplente.

Para asistir a la Asamblea, deberá darse cumplimiento a lo establecido en el Art. 238 de la Ley 19.550.

La personería del firmante surge del Acta de Asamblea del 18.10.2004 y de la reunión de Directorio del 26.10.2004.

Presidente - Fernando Ignacio Saravia

Certificación emitida por: Rómulo F. Zemborain. Nº Registro: 85. Nº Matrícula: 2133. Fecha: 21/7/05. Nº Acta: 37. Libro Nº 60.

e. 29/7 Nº 71.307 v. 4/8/2005

"B"

BANCO HIPOTECARIO SA

CONVOCATORIA

Se convoca a los señores accionistas del BANCO HIPOTECARIO S.A. a Asamblea General Ordinaria a celebrarse el día 31 de agosto de 2005, en primera convocatoria a las 11 horas y en segunda convocatoria a las 12 horas, en la sede social del Banco, sita en Reconquista 151, piso 7º, de la ciudad de Buenos Aires, para considerar el siguiente:

ORDEN DEL DIA:

(i) Designación de dos accionistas para aprobar y suscribir el acta;

(ii) Consideración del pago de honorarios a los directores integrantes del Comité Ejecutivo de $ 2.771 miles en concepto de participación en las ganancias y de $ 17.521 miles por apreciación del valor accionario, devengados durante el ejercicio económico finalizado el 31/12/04, el cual arrojó quebranto computable en los términos de las Normas de la Comisión Nacional de Valores. El Directorio

NOTA: Se informa a los Sres. Accionistas que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5º piso, Ciudad de Buenos Aires, hasta el día 25 de agosto de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

Ernesto Manuel Viñes, Director, según resulta del Acta de Asamblea Especial de Accionistas Clase "D" número 52 del 28/4/2005. Firma certificada en el sello de certificaciones de firmas nº F 001882200 - 26/07/05.

Director - Ernesto Manuel Viñes

Certificación emitida por: Escribanía Puiggari. Nº Registro: 453. Nº Matrícula: 3933. Fecha: 26/7/05. Nº Acta: 10. Libro Nº: 59.

e. 1/8 Nº 21.684 v. 5/8/2005

BASES Y COMPONENTES S.A.

CONVOCATORIA

Convócase a Asamblea General Ordinaria de accionistas de BASES Y COMPONENTES S.A. a realizarse en Talcahuano 446 piso 8vo. A de la Capital Federal, para el día 17 de agosto de 2005, a las 13:00 horas en primera convocatoria, a fin de tratar el siguiente:

ORDEN DEL DIA:

1º) Designación de dos accionistas para fumar la correspondiente acta.

2º) Consideración de las razones que motivan la presente asamblea general ordinaria con atraso con respecto al plazo legal.

3º) Consideración de los documentos prescriptos por el artículo 234 de la ley 19.550 y modificatorias correspondientes al ejercicio cerrado el 30 de noviembre de 2004.

4º) Tratamiento de las gestiones de los Señores Directores hasta la fecha.

5º) Tratamiento de los resultados del ejercicio. Remuneración de los miembros del Directorio según artículo 261 L.S.

Para participar de la presente asamblea, será necesario acreditar la calidad de accionista debidamente habilitado, entre el 9 y el 11 de agosto de 2005, depositando los certificados de acciones en las oficinas habilitadas al efecto, ubicadas en la calle Talcahuano 446 piso 8vo. Oficina A de esta Capital Federal en el horario de 9:30 horas a 12:30 horas. No habiendo quórum habilitante en los términos de la ley 19.550 y modificatorias y contrato social, la segunda convocatoria se realizará 60 minutos después con los accionistas presentes.

Jorge Lumbreras. Presidente del Directorio, Acta de Asamblea Gral. Ordinaria del 17/9/2004 BASES Y COMPONENTES S.A.

Certificación emitida por: Eduardo Alfredo Arias. Nº Registro: 1587. Nº Matrícula: 3254. Fecha: 27/7/2005. Nº Acta: 80. Libro Nº 71.

e. 1/8 Nº 71.421 v. 5/8/2005

BODEGAS TRAPICHE S.A.I.C.A.

CONVOCATORIA A ASAMBLEA ORDINARIA DE ACCIONISTAS

Se convoca a los señores Accionistas a Asamblea Ordinaria para el día 22 de agosto de 2005, a las 17 horas en Av. Leandro N. Alem 928, 7º piso, Capital Federal, a fin de tratar el siguiente:

ORDEN DEL DIA:

1º) Destino de las pérdidas acumuladas de la Sociedad y su eventual absorción (Res. IGJ 25/04).

2º) Designación de dos accionistas para firmar el acta.

Se recuerda a los señores Accionistas que deberán cursar comunicación a la Sociedad, con no menos de tres días hábiles de anticipación, a fin de que se los inscriba en el Libro de Registro de Asistencia, en Av. Leandro N. Alem 928, 7º piso, Capital Federal, en el horario de 10 a 13 y de 15 a 18 horas. Designado por acta de Asamblea de fecha 18 de febrero de 2005.

Presidente - Carlos J. García

Certificación emitida por: Constanza Maffrand. Nº Registro: 1945. Nº Matrícula: 4627. Fecha: 2/08/05. Nº Acta: 047. Libro Nº: 011.

e. 3/8 Nº 71.627 v. 9/8/2005

BULKTECH ARGENTINA S.A.

CONVOCATORIA

Convócase a Asamblea Ordinaria de Accionistas para el día 22 de Agosto de 2005 a las 17.00 horas, en la sede social de la calle Paraguay 810, piso 15, de Capital Federal; en primera convocatoria y a las 18.00 horas en segunda convocatoria, para tratar el siguiente:

ORDEN DEL DIA:

1º) Designación de dos accionistas para firmar el Acta Asamblea.

2º) Consideración de la documentación del artículo 234 inc.1 de la ley 19.550, correspondiente al ejercicio finalizado el 31 de diciembre de 2004.

3º) Fijación del número de directores Titulares y Suplentes y su designación.

4º) Consideración de la gestión de los Directores.

5º) Remuneración del Directorio, ley 19.550, art. 261 in fine.

6º) Tratamiento de Resultados.

7º) Motivo por el que se convoca a Asamblea fuera de término.

Alberto Carlos Tarazaga, Presidente según Actas de Asamblea y Directorio, ambas de fecha 9 de diciembre de 2004.

Presidente - Alberto Carlos Tarazaga

Certificación emitida por: Escribano Víctor Rodolfo Di Capua. Nº Registro: 241. Nº Matrícula: 2178. Fecha: 26/7/05. Nº Acta: 155. Libro Nº 46.

e. 03/08 Nº 41.844 v. 09/08/2005

"C"

CAMUZZI GAS PAMPEANA S.A.

CONVOCATORIA

Inscripta en el Registro Público de Comercio el 01/12/1992 bajo el Nº 11674 del Lº 112 Tº A de Sociedades Anónimas, convoca a Asamblea General Ordinaria de Accionistas de CAMUZZI GAS PAMPEANA S.A., para el día 30 de agosto de 2005 a las 12:00 horas en Av. Alicia Moreau de Justo 240 Piso 3º de la Ciudad Autónoma de Buenos Aires para el tratamiento del siguiente:

ORDEN DEL DIA:

1º) Designación de dos accionistas para aprobar y firmar el acta de asamblea; y 2) Consideración de los contratos con partes relacionadas.

NOTA 1: Los Accionistas cuyo registro de acciones sea llevado por la Caja de Valores S.A., deberán presentar la constancia de sus respectivas cuentas, y aquellos cuyo registro escritural es llevado por la Sociedad tendrán que cursar comunicación de asistencia, ambos hasta de 24 de agosto de 2005, a Av. Alicia Moreau de Justo 240 Piso 3º de la Ciudad Autónoma de Buenos Aires, en el horario de 9 a 17 horas.

NOTA 2: La documentación a considerar se encuentra a disposición de los Sres. Accionistas en Av. Alicia Moreau de Justo 240 Piso 3º de la Ciudad Autónoma de Buenos Aires, de 9 a 17 horas.

Martín Juan Blaquier, Vicepresidente Primero, designado por Actas de Asamblea Nº 46 del 29 de abril de 2005 y Acta de Directorio Nº 221 del 10 de mayo de 2005.

Vicepresidente Primero – Martín Juan Blaquier

Certificación emitida por. Julio C. Alcorta. Nº Registro: 1247. Nº Matrícula. 2674. Fecha: 28/7/05. Nº Acta: 099. Libro Nº 69.

e. 2/8 Nº 21.722 v. 8/8/2005

CANOPUS

CONVOCATORIA

Se convoca a accionistas a Asamblea General Ordinaria el día 18 de Agosto de 2005, a las diez horas, en Pte. J. E. Uriburu 1058, oficina.

ORDEN DEL DIA A TRATAR:

1º) Consideración de los ejercicios económicos al 31/12/03 y 31/12/04 y gestión y retribución del Directorio (Art. 234 y 261).

2º) Informe sobre convocatoria tardía.

3º) Aclaración respecto de Asamblea del 22/04/03.

4º) Designación de Directorio por vencimiento de mandatos.

5º) Designación de dos accionistas para suscribir el Acta. El Directorio

Los accionistas deberán cumplimentar las obligaciones previstas por el Art. 238 (ley 19.550).

Marcelo Araujo, Presidente, designado según Acta Nº 115 de fecha 22 de Abril de 2003.

Presidente - Marcelo Araujo

Certificación emitida por: Clara López. Nº Registro: 1342. Nº Matrícula: 8850. Fecha: 22/7/05. Nº Acta: 111. Libro Nº 13.

e. 29/7 Nº 71.297 v. 4/8/2005

CARDALES VILLAGE CLUB S.A.

CONVOCATORIA A ASAMBLEA GENERAL ORDINARIA

Convócase a Asamblea General Ordinaria para el día Lunes 29 de Agosto de 2005 a las 15 horas, en la calle Perú Nº 570 2º Piso Capital Federal para tratar el siguiente:

ORDEN DEL DIA:

1º) Declaración de validez Legal de la Asamblea.

2º) Elección de dos (2) accionistas para firmar el acta.

3º) Explicación de extemporaneidad de la convocatoria y su aprobación.

4º) Tratamiento de los documentos establecidos por el art. 234, inc. 1, ley 19.550, del ejercicio cerrado el 30 de Noviembre de 2004.

5º) Tratamiento de la gestión del Directorio y su remuneración por el ejercicio cerrado el 30 de Noviembre de 2004.

6º) Elección del nuevo directorio por tres ejercicios.

7º) Quien suscribe lo hace como Presidente, designado según Acta de Directorio de fecha 17 de Septiembre de 2004.

Presidente - Miguel Biquard

Certificación emitida por: Escribana Susana Esther Caturegli. Nº Registro: 858. Fecha: 19/07/05. Nº Acta: 143. Libro Nº: 54.

e. 1/8 Nº 21.702 v. 5/8/2005

CASA RUBIO SA

CONVOCATORIA A ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS

Nro. De Registro I.G.J. 10879. Convócase a los Sres. Accionistas de CASA RUBIO S.A. a Asamblea General Ordinaria para el día 16 de agosto de 2005 en la sede social sita en Serrano 985, B, de Capital Federal a las 11.00 horas en primera convocatoria y a las 12.00 horas en segunda convocatoria para tratar el siguiente:

2. Convocatorias y Avisos Comerciales

2.1. CONVOCATORIAS

ANTERIORES

"A"

A. B. C. ORGANIZACIÓN DE SEGURIDAD S.A.

CONVOCATORIA

Convócase a Asamblea General Ordinaria de Accionistas para el día 22 de agosto de 2005 a las 08:00 horas, en el domicilio de Viamonte 749 Piso 10 — Of. 1 — Capital Federal, para tratar:

I.) ORDEN DEL DIA correspondiente a la Asamblea General Ordinaria:

1°) Designación de dos accionistas para firmar el acta juntamente con el presidente.

2°) Consideración de los instrumentos que disponen los arts. 63 a 66 de la ley de sociedades comerciales.

3°) distribución de utilidades del ejercicio.

4°) Aprobación de la gestión del Directorio y determinación de la retribución que corresponde al mismo. Todo en relación a los ejercicios N° 1 y 2° cerrados los días 31 de diciembre de 2003 y 31 de diciembre de 2004.

5°) Aceptación o rechazo de la renuncia formulada por los directores Rubén De Giano y Héctor Mario Landolfi designación de nuevos directores en su reemplazo.

II.) ORDEN DEL DIA correspondiente a la Asamblea General Extraordinaria:

1°) Designación de dos accionistas para firmar el acta juntamente con el presidente.

2°) Tratamiento de la continuidad de la sociedad o de su disolución a tenor de lo que dispone el art. 94 inc. 1 de la ley de sociedades.

NOTA: A fin de asistir con voz y voto a la Asamblea, los accionistas deberán cursar comunicación a la Sociedad para que se los inscriba en el Libro de Asistencia en los términos del art. 238 de la ley de Sociedades Comerciales. Dicha comunicación y/o depósito de acciones deberá dirigirse al domicilio de Viamonte 749, piso 10, Of. 1, Ciudad de Buenos Aires.

Rubén De Giano, Presidente. Acta constitutiva del 2/07/03.

Certificación emitida por: Guillermo J. Urcelay. N° Registro: 1514. N° Matrícula: 3852. Fecha: 12/7/05. N° Acta: 78. Libro N° 20.

e. 4/8 N° 21.807 v. 10/8/2005

AGROGANADERA DEL SUR S.A.

CONVOCATORIA

Reg. N° 57.532. Convócase a los señores Accionistas a la Asamblea General Ordinaria a celebrarse el día 19 de agosto de 2005, a las 15:00 horas en la calle Uruguay 750 piso 3 departamento A, Capital, para tratar el siguiente:

ORDEN DEL DIA:

1°) Consideración de la documentación exigida por el artículo 234 inciso 1° de la Ley 19.550 por el ejercicio cerrado el 31 de marzo de 2005.

2°) Consideración de Resultados y Remuneración Directorio y Sindicatura.

3°) Designación de dos Accionistas para firmar el acta.

El firmante fue designado Presidente por Acta de Directorio número 45, al folio 134, del libro Actas de Directorio y Asambleas número 1, a los 25 días del mes de agosto de 2004. El Directorio.

Presidente – José Santoro

Certificación emitida por: Graciela Andrade. N° Registro: 1505. N° Matrícula: 3363. Fecha: 27/07/2005. N° Acta: 041. Libro N° 68.

e. 2/8 N° 71.451 v. 8/8/2005

AGROPECUARIA VENADENSE S.A.

CONVOCATORIA

Se convoca a Asamblea General Ordinaria para el día 24 de agosto de 2005 a las 14 horas en primera convocatoria y a las 15 en segunda convocatoria en el domicilio de Marcelo T. de Alvear 1173, piso 1° "A" de esta Ciudad a los fines de tratar el siguiente:

ORDEN DEL DIA:

1°) Elección de dos accionistas para suscribir el acta;

2°) Motivos por los que la Asamblea se convoca fuera de término;

3°) Consideración de la documentación prevista por el artículo 234, punto 1 de la ley 19.550 correspondiente al ejercicio económico cerrado el 31 de diciembre de 2004;

4°) Retribución a los directores y síndicos;

5°) Distribución de dividendos;

6°) Fijación de la garantía a dar por los directores titulares;

7°) Designación del profesional externo que auditará los estados contables del ejercicio a cerrarse el 31 de diciembre de 2005;

8°) Consideración de la gestión del directorio y la sindicatura;

9°) Designación del Síndico Titular y Síndico Suplente;

10) Fijación del número de Directores Titulares y Suplentes y su elección,

11) Contrato de arrendamiento sobre inmueble rural.

NOTA: Copias de los estados contables retirar en Teniente General Perón 1509, Piso 9, Capital Federal de 10 a 18 horas acreditando la calidad de accionista y copia del informe de sindicatura en Adolfo Alsina 1441, Piso 3, Oficina 309, Capital Federal.

A los efectos de la inscripción en el Libro de Asistencia deberán cursar aviso a la sociedad manifestando su voluntad de asistir a la Asamblea en Marcelo T. de Alvear 1173, Piso 1° "A" de lunes a viernes de 10 a 12 y de 14 a 18 horas.

Presidente designada por Acta de Asamblea General Ordinaria del 14/4/2003, autorizada por Acta de Directorio del 29/07/05.

Presidente - Ramona Bellino

Certificación emitida por: Marcelo Lozano. N° Registro: 1660. N° Matrícula: 4077. Fecha: 1/8/05. N° Acta: 142.

e. 4/8 N° 41.896 v. 10/8/2005

ASOCIACION DE AGENCIAS DE VIAJES Y TURISMO DE BUENOS AIRES

CONVOCATORIA

Con el objeto de dar cumplimiento al artículo 57 del Estatuto Social, se convoca a los Asociados a la Asamblea General Ordinaria que tendrá lugar en la sede social, sita en la calle Viamonte 783, Piso segundo, Capital Federal, el día 25 de Agosto de 2005 a las 17:30 horas en primera convocatoria y a las 18:30 horas en segunda convocatoria, para considerar el siguiente:

ORDEN DEL DIA:

1°) Instalación.

2°) Lista de Asistencia. Declaración del quórum.

3°) Designación de dos asociados para refrendar el Acta de la Asamblea, conjuntamente con el Presidente y Secretario.

4°) Consideración de:

4.1 La Memoria del Ejercicio comprendido entre el primero de abril de 2004 y el 31 de marzo de 2005.

4.2 El Balance General, Cuentas de Gastos y Recursos, Inventario e Informes de la Comisión Revisora de Cuentas del Ejercicio comprendido entre el primero de abril de 2004 y el 31 de marzo de 2005.

5°) Consideración del Presupuesto de Gastos para el período primero de abril de 2005 al 31 de marzo del 2006.

6°) Consideración de la situación de los asociados morosos y tratamiento de una eventual moratoria para aquellos que tengan interés en continuar como asociados

7°) Designación de tres asociados para constituir la Comisión Escrutadora "ad-hoc" que finalizará el mandato una vez proclamadas las autoridades que hubieran resultado electas para integrar la Comisión Directiva.

8°) Elección de miembros de la Comisión Directiva por el período que se indica en cada caso, según lo establece el artículo 31 y 33 del Estatuto Social, a saber: COMISION DIRECTIVA: Vicepresidente Segundo dos años; Prosecretario dos años; Protesorero dos años; Secretario de Actas dos años; Vocal Titular Tercero, dos años; Vocal Titular Cuarto dos años; Vocal Suplente Tercero dos años; Vocal Suplente Cuarto dos años. COMISION REVISORA DE CUENTAS: Revisor de Cuentas Titular Segundo dos años; Revisor Cuentas Suplente Primero un año, Revisor Cuentas Suplente segundo un año.

1. Proclamación de los miembros electos. Conformación de la nueva Comisión Directiva.

2. Cierre de la Asamblea General Ordinaria.

Miguel Angel Martínez, Documento Nacional de Identidad 11.198.961 - Secretario. Jorge Alberto Andía, Documento Nacional de Identidad 12.117.915 - Presidente. Designados por Acta de Asamblea General Ordinaria de fecha 26 de agosto de 2004, labrada a fojas 413, 414, 415, 416, 417, 418, 419 y 420 del Libro de Actas número 12, rubricado en la Inspección General de Justicia bajo el número 75021-03, el 8 de Septiembre de 2003.

Presidente - Jorge A. Andía
Secretario - Miguel Martínez Lastra

Certificación emitida por: Escribano Alberto Luis Giglio. N° Registro: 517. N° Matrícula: 2030. Fecha: 27/7/05. N° Acta: 132. Libro N° 53.

e. 4/8 N° 71.516 v. 8/8/2005

"B"

BANCO HIPOTECARIO SA

CONVOCATORIA

Se convoca a los señores accionistas del BANCO HIPOTECARIO S.A. a Asamblea General Ordinaria a celebrarse el día 31 de agosto de 2005, en primera convocatoria a las 11 horas y en segunda convocatoria a las 12 horas, en la sede social del Banco, sita en Reconquista 151, piso 7°, de la ciudad de Buenos Aires, para considerar el siguiente:

ORDEN DEL DIA:

(i) Designación de dos accionistas para aprobar y suscribir el acta;

(ii) Consideración del pago de honorarios a los directores integrantes del Comité Ejecutivo de $ 2.771 miles en concepto de participación en las ganancias y de $ 17.521 miles por apreciación del valor accionario, devengados durante el ejercicio económico finalizado el 31/12/04, el cual arrojó quebranto computable en los términos de las Normas de la Comisión Nacional de Valores. El Directorio

NOTA: Se informa a los Sres. Accionistas que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 25 de agosto de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

Ernesto Manuel Viñes, Director, según resulta del Acta de Asamblea Especial de Accionistas Clase "D" número 52 del 28/4/2005. Firma certificada en el sello de certificaciones de firmas n° F. 001682200 - 26/07/05.

Director - Ernesto Manuel Viñes

Certificación emitida por: Escribanía Puiggari. N° Registro: 453. N° Matrícula: 3933. Fecha: 26/7/05. N° Acta: 10. Libro N° 59.

e. 1/8 N° 21.884 v. 5/8/2005

BASES Y COMPONENTES S.A.

CONVOCATORIA

Convócase a Asamblea General Ordinaria de accionistas de BASES Y COMPONENTES S.A. a realizarse en Talcahuano 446 piso 8vo. A de la Capital Federal, para el día 17 de agosto de 2005, a las 13:00 horas en primera convocatoria, a fin de tratar el siguiente:

ORDEN DEL DIA:

1°) Designación de dos accionistas para fumar la correspondiente acta.

2°) Consideración de las razones que motivan la presente asamblea general ordinaria con atraso con respecto al plazo legal.

3°) Consideración de los documentos prescriptos por el artículo 234 de la ley 19.550 y modificatorias correspondientes al ejercicio cerrado el 30 de noviembre de 2004.

4°) Tratamiento de las gestiones de los Señores Directores hasta la fecha.

5°) Tratamiento de los resultados del ejercicio. Remuneración de los miembros del Directorio según artículo 261 L.S.

Para participar de la presente asamblea, será necesario acreditar la calidad de accionista debidamente habilitado, entre el 9 y el 11 de agosto de 2005, depositando los certificados de acciones en las oficinas habilitadas al efecto, ubicadas en la calle Talcahuano 446 piso 8vo. Oficina A de esta Capital Federal en el horario de 9:30 horas a 12:30 horas. No habiendo quórum habilitante en los términos de la ley 19.550 y modificatorias y contrato social, la segunda convocatoria se realizará 60 minutos después con los accionistas presentes.

Jorge Lumbreras. Presidente del Directorio, Acta de Asamblea Gral. Ordinaria del 17/9/2004 BASES Y COMPONENTES S.A.

Certificación emitida por: Eduardo Alfredo Arias. N° Registro: 1587. N° Matrícula: 3254. Fecha: 27/7/2005. N° Acta: 80. Libro N° 71.

e. 1/8 N° 71.421 v. 5/8/2005

BODEGAS TRAPICHE S.A.I.C.A.

CONVOCATORIA A ASAMBLEA ORDINARIA DE ACCIONISTAS

Se convoca a los señores Accionistas a Asamblea Ordinaria para el día 22 de agosto de 2005, a las 17 horas en Av. Leandro N. Alem 928, 7° piso, Capital Federal, a fin de tratar el siguiente:

ORDEN DEL DIA:

1°) Destino de las pérdidas acumuladas de la Sociedad y su eventual absorción (Res. IGJ 25/04).

2°) Designación de dos accionistas para firmar el acta.

Se recuerda a los señores Accionistas que deberán cursar comunicación a la Sociedad, con no menos de tres días hábiles de anticipación, a fin de que se los inscriba en el Libro de Registro de Asistencia, en Av. Leandro N. Alem 928, 7° piso, Capital Federal, en el horario de 10 a 13 y de 15 a 18 horas. Designado por acta de Asamblea de fecha 18 de febrero de 2005.

Presidente - Carlos J. García

Certificación emitida por: Constanza Maffrand. N° Registro: 1945. N° Matrícula: 4627. Fecha: 2/08/05. N° Acta: 047. Libro N°: 011.

e. 3/8 N° 71.627 v. 9/8/2005

BULKTECH ARGENTINA S.A.

CONVOCATORIA

Convócase a Asamblea Ordinaria de Accionistas para el día 22 de Agosto de 2005 a las 17.00 horas, en la sede social de la calle Paraguay 610, piso 15, de Capital Federal; en primera convocatoria y a las 16.00 horas en segunda convocatoria, para tratar el siguiente:

ORDEN DEL DIA:

1°) Designación de dos accionistas para firmar el Acta Asamblea.

2°) Consideración de la documentación del artículo 234 inc. 1 de la ley 19.550, correspondiente al ejercicio finalizado el 31 de diciembre de 2004.

BANCO HIPOTECARIO S.A.

Convocatoria: Se convoca a los señores accionistas del Banco Hipotecario S.A. a Asamblea General Ordinaria a celebrarse el día 31 de agosto de 2005, en primera convocatoria a las 11 horas y en segunda convocatoria a las 12 horas, en la sede social del Banco, sita en Reconquista 151, piso 7°, de la ciudad de Buenos Aires, para considerar el siguiente Orden del Día: (i) Designación de dos accionistas para aprobar y suscribir el acta; (ii) Consideración del pago de honorarios a los directores integrantes del Comité Ejecutivo de $ 2.771 miles en concepto de participación en las ganancias y de $ 17.521 miles por apreciación del valor accionario, devengados durante el ejercicio económico finalizado el 31/12/04, el cual arrojó quebranto computable en los términos de las Normas de la Comisión Nacional de Valores.

El Directorio

NOTA: Se informa a los Sres. Accionistas que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A.. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 25 de agosto de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs.. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

EDICTO: El Juzgado Nacional de Primera Instancia en lo Comercial N° 24 a cargo de la Dra. Matilde E. Ballerini (sito en Marcelo T. de Alvear 1840, Planta Baja), Secretaría N° 47 a cargo del Dr. Santiago Medina, comunica por dos días que en los autos: "FLOSURCO LTDA. COOP. DE PROPIETARIOS DE FARMACIAS PARA SU PROVISION Y CONSUMO s/ QUIEBRA" EXPTE. 31.897, se ha presentado proyecto de distribución de fondos para acreedores el cual será aprobado de no mediar observaciones dentro de los 10 días posteriores a la última publicación del presente edicto. Se deja constancia *que con fecha 27 de junio de 2005 han sido regulados los honorarios de la sindicatura.*
Buenos Aires, 28 de julio de 2005. Matilde E. Ballerini. Juez.

Santiago Medina
Secretario

v2

TELECOM ARGENTINA
Licitación OQ 10373118

Contratación sujeta al régimen Compre Trabajo Argentino.
Instituido por la ley N° 25.551 y por el decreto N° 1600/2002.
Objeto: **ACCESORIOS PARA ARMARIOS PARA SUBREPARTICION.**
Monto Estimado: $520.416.
Fecha de Cierre: 26/08/2005. Hora: 12.00.
Consultas Internet: Oficina Nacional de Contrataciones (www.onc.mecon.gov.ar)
Retiro de pliego: Alicia M. De Justo 50. P.B. Atención a Proveedores de 10 a 12 hs.

Buenos Aires Bureau [illegible] S.A.
[illegible]
Convocatoria
[illegible]
ORDEN DEL DIA
[illegible]

Claudia Mónica Acuña, con domicilio en Quirno 33, Capital Federal transfiere a César Jorge Lami con domicilio en Hipólito Yrigoyen 1929 piso 4° dpto. "B", Capital Federal, el fondo de comercio de local sito en Campichuelo 686 de esta Ciudad dedicado al rubro "Maxikiosco, cabinas telefónicas, librería, bazar". El domicilio de reclamos de ley es Campichuelo 686, Capital Federal.

TRILENIUM S.A. Expte. I.G.J. N° 1.659.255

CONVOCATORIA

Se convoca a Asamblea General Ordinaria y Extraordinaria para el día 31 de agosto de 2005, a las 11:00 horas, en la sede social sita en la calle Aristóbulo del Valle 1257, Piso 2° de la Ciudad de Buenos Aires, para considerar el siguiente:

ORDEN DEL DIA

1. Designación de dos accionistas para firmar el acta de la asamblea;

2. Consideración de los documentos prescriptos por el art. 234 inc.1° de la Ley de Sociedades Comerciales, correspondientes al 7° ejercicio económico cerrado el 31 de Octubre de 2004;

3. Consideración de la gestión del directorio y de la actualización de la Comisión Fiscalizadora;

4. Consideración de las remuneraciones del Directorio y de la Comisión Fiscalizadora;

5. Consideración del destino de los resultados no asignados - Distribución de dividendos - Eventual constitución de reserva;

6. Elección de tres Síndicos Titulares y tres Síndicos Suplentes con mandato por un año.

7. Fijación del número de Directores Titulares, entre un mínimo de cuatro y un máximo de siete, y de Directores Suplentes en igual o menor número. Elección de los mismos con mandato por dos ejercicios.

8. Reforma del artículo 9 del estatuto social - Autorizaciones a ser conferidas.

EL DIRECTORIO

NOTA: Para asistir a la Asamblea los accionistas deberán dar cumplimiento con lo establecido por el Artículo 238 de la Ley de Sociedades Comerciales.

Antonio Eduardo Tabanelli
Presidente

TORNEOS Y COMPETENCIAS S.A.

CONVOCATORIA A ASAMBLEA ORDINARIA Y EXTRAORDINARIA
Por resolución de Directorio y conforme al Estatuto Social, se cita a los señores accionistas de Torneos y Competencias S.A. a Asamblea Ordinaria y Extraordinaria a celebrarse el día 17 de agosto de 2005, a las 8.30 horas, en primera convocatoria, y para la misma fecha, y una hora después, en segunda convocatoria, para el caso de no obtenerse quórum en la primera, en Balcarce 510, ciudad de Buenos Aires, para tratar el siguiente Orden del Día:
1. Designación de dos accionistas para aprobar y firmar el acta.
2. Modificación del artículo 8 del Estatuto Social.
3. Consideración de la realización de la Asamblea Ordinaria fuera del término legal para el tratamiento de los Estados Contables correspondientes al ejercicio finalizado el 31 de diciembre de 2004.
4. Consideración de los documentos enumerados en el art. 234, inciso 1°, de la Ley 19.550, correspondientes al ejercicio económico cerrado el 31 de diciembre de 2004.
5. Consideración y destino de los resultados del ejercicio finalizado el 31 de diciembre de 2004. Constitución de Reserva Facultativa para nuevos proyectos de inversión y/o necesidades eventuales del giro normal del negocio.
6. Consideración de la retribución del directorio, en exceso al límite del artículo 261 de la Ley 19.550.
7. *Consideración de la retribución de la Comisión Fiscalizadora.*
8. Consideración de la gestión del Directorio y de la Comisión Fiscalizadora.
9. Determinación del número y elección de los Directores titulares y suplentes.
10. Elección de los miembros titulares y suplentes de la Comisión Fiscalizadora.
Nota: Para participar en la Asamblea, los accionistas deberán presentar sus títulos o certificados o cursar comunicaciones de asistencia, de acuerdo a lo establecido por el artículo 238 de la Ley 19.550, en el domicilio sito en Balcarce 510, Buenos Aires, de lunes a viernes en el horario de 10 a 17.
EL DIRECTORIO
Buenos Aires, 28 de junio de 2005.

Luis B. Nofal, Director Titular, autorizado por Acta de directorio N° 175 de fecha 28 de junio de 2005.

Luis B. Nofal

Benedini, Federico H., abogado, T 57, F 124 del CPACF, con domicilio en la Av. Cabildo 2964, Ciudad de Buenos Aires. Avisa: que el Lloyds Register of Shipping (Argentina), domiciliado en la calle Lavalle 557, Piso 8, Ciudad de Buenos Aires, rubro clasificadora de barcos, transfiere en favor de la sociedad Lloyds Register Central and South America Ltd (Suc. Argentina), domiciliada en la calle Cerrito 1294, Piso 16, Ciudad de Buenos Aires, el fondo de comercio ubicado en Lavalle 557, Piso 8, de esta Ciudad de Buenos Aires. Reclamos de ley en mis oficinas en el horario de 11.00 hs. a 17.00 hs. Buenos Aires, 2 de Julio de 2005. v5

DOMEC
Compañía de Artefactos Domésticos S.A.I.C.y F.
CONVOCATORIA

Convócase a los señores accionistas para asistir a la Asamblea General Ordinaria que se celebrará el día 30 de Agosto de 2005 a las 9:00 horas en primera convocatoria y a las 10:05 horas en segunda convocatoria, en Suipacha 1111, Piso 15°, Capital Federal, para considerar el siguiente: ORDEN DEL DIA:
1° Designación de dos Accionistas para firmar el acta de Asamblea.
2° Consideración de la *Memoria, Inventario, Balance General, Estado de Resultados*, Estado de Evolución del Patrimonio Neto, Estado de Flujo de Efectivo, Notas, Anexos, Balance General, Estados de Resultados, y de Flujo de Efectivo Consolidados con la Sociedad controlada Domec San Luis S.A. e Informe de la Comisión Fiscalizadora, correspondientes al Ejercicio n° 50 finalizado el 30 de Abril de 2005. Aprobación de la gestión del Directorio y la Comisión Fiscalizadora.
3° Consideración del Resultado del Ejercicio.
4° Consideración de las remuneraciones al Directorio ($ 125.000) correspondientes al ejercicio económico finalizado el 30 de abril de 2005, el cual arrojó un resultado computable igual a cero en los términos de las Normas de la Comisión Nacional de Valores. Consideración de las remuneraciones de la Comisión Fiscalizadora.
5° Remuneración del Contador Certificante.
6° Determinación del número de miembros del Directorio, elección de titulares y designación de suplentes, si así se resolviere.
7° Elección de tres Síndicos Titulares y tres Síndicos Suplentes, para integrar la Comisión Fiscalizadora.
8° *Designación de Contador Certificante para el ejercicio en curso y su remuneración.*
Buenos Aires, 1 de Agosto de 2005. EL DIRECTORIO
Nota: Se recuerda a los Señores Accionistas que deberán cursar comunicación para que se los inscriba en el Libro de Asistencia hasta el 24 de agosto de 2005 a las 17,00 horas, en Suipacha 1111, Piso 15°, Capital Federal, en el horario de 13,00 a 17,00 horas. Los titulares que tengan depositadas sus acciones en la Caja de Valores u otra institución autorizada, deberán presentar certificado de depósito emitido por dicha institución.
Se requiere a los Señores Accionistas su presencia en el lugar designado para la Asamblea General Ordinaria con una anticipación no menor de 15 minutos al horario establecido precedentemente, a los fines de facilitar su acreditación y registro de asistencia. No se aceptarán acreditaciones fuera del horario fijado.

Guillermo J. Cobe - Presidente

SINDICATO UNIDO TRABAJADORES DE LA INDUSTRIA AGUAS GASEOSAS

XLVIII ASAMBLEA GENERAL ORDINARIA
CONVOCATORIA

La Comisión Directiva del Sindicato Unido Trabajadores de la Industria de Aguas Gaseosas (S.U.T.I.A.G.A.), Capital Federal, en cumplimiento del Estatuto Social:
RESUELVE:
1°) Convocar a Asamblea General Ordinaria para el día 16 de Setiembre de 2005 a las 12.30 horas en el Recreo que esta Entidad posee en República Oriental del Uruguay (Camino de Cintura) 7690 Aldo Bonzi, Partido de La Matanza.
2°) Fijar el siguiente Orden del Día.
a) Elección de un afiliado para presidir.
b) Elección de 4 afiliados para firmar el Acta.
c) Consideración de la Memoria y Balance del Ejercicio 2004/2005.
4°) Facultar a la Comisión Directiva, durante el período 2005/2006 a realizar todo tipo de operaciones, inversiones, compras, ventas, etc. de acuerdo al Art. 68 del Estatuto Social.
5°) Difúndase y archívese.

ATILIO OSCAR ROMERO — Secretario Administrativo
LEONARDO PABLO FERNANDEZ — Secretario General

TRANSPORTADORA DE GAS DEL SUR
Ref.: Licitación CN-456- 05-GMT
Objeto: "Compra de repuestos para Turbocompresores Solar".
Retiro de Pliego: Don Bosco 3672 Piso 8° - Capital Federal (Gcia. Abastecimiento Estratégico) de 10 a 13 hs.
Ver detalles en internet
http://onc.mecon.gov.ar

TRANSPORTADORA DE GAS DEL SUR
Ref.: Licitación CN-454- 05-GMT
Objeto: "Servicio de Asistencia Técnica durante la Instalación, Commissioning y Startup del Turbocompresor MAN TURBO AG".
Retiro de Pliego: Don Bosco 3672 Piso 8° - Capital Federal (Gcia. de Abastecimiento Estratégico) de 10 a 13 hs.
Ver detalles en internet
http://onc.mecon.gov.ar

EMPRESA AGRO - AEREA ASA S.A.

POR 3 DIAS: Por asamblea ext. del 18/06/05 aumentó el capital dentro del quíntuplo de $336.650 a $1.022.000 y en el mismo acto se redujo el capital de $1.022.000 a $336.650. Art. 4° $336.650. Oposiciones de ley Cdor. Juan C. Arzoz Echeverría 673 Crel. Dorrego. Soc. no comp. art. 299 Ley 19550. v1

El Juzgado Nacional de 1ª Instancia en lo Civil N° 108, Secretaría Unica, cita y emplaza por Treinta días a herederos y acreedores de **Waliszewer Héctor.** Buenos Aires, 7 de Julio de 2005. Daniel Rubén Tachella - Secretario. v3

AVISOS FUNEBRES

Sepelios

✝ **VIDAL, Víctor Samuel** -q.e.p.d.- Falleció el 30 de julio de 2005. Su familia participa su fallecimiento y que sus restos serán inhumados hoy, a las 13 hs., en el cementerio de Avellaneda. **CASA SIERRA.**

Participaciones

✝ **BADEL, Juana** -q.e.p.d.- Falleció el 28-7-2005. Tu hija, Celia; tu hijo político, Julio; tus nietos, Silvia, Mabel, Diego y Mariano, te recordarán siempre y rezan una oración en tu memoria.

✝ **BORDA, Gabriel Santiago. Dr.** -q.e.p.d.- Falleció en la ciudad de Neuquén el 27-7-2005, *c.a.s.r. y b.p. Sus hijos, Gabriel y María Eugenia* Aberastain Oro; sus nietos, Maylen, Alin y Nahuel Borda; su hermano, Raúl, sus sobrinos y demás familiares participan su fallecimiento.

✝ **DEHAVAY, Julio Augusto** - Falleció el 28-7-2005. Su esposa, Bessie; sus hijas, Silvia, Nidia y Alicia, sus hijos políticos, sus nietos, sus hermanos políticos y demás familiares participan su fallecimiento.

✝ **DESIATA, Nélida Esther** -q.e.p.d.- Falleció el 29 de julio de 2005. Su familia participa con profundo pesar su fallecimiento y ruega una oración en su memoria. **CASA SIERRA.**

✝ **FONT, Juana Bosco de** -q.e.p.d.- Falleció el 30 de julio de 2005. Su familia participa su fallecimiento y ruega una oración en su memoria. **CASA SIERRA.**

✝ **GOMEZ, Elida Ester** - Se durmió en la paz del Señor el 30-7-2005. Sus hermanos Nené y Carlos G. Villegas, y Gladys y Rubén A. Alonso; sus sobrinos Patricia, Marcelo, María Eugenia y Kily Villegas, y María Esperanza y Matías S. Alonso; sus sobrinos nietos Juan Ignacio Assalini, Patrick y Katty O'Malley, Juan Manuel, Justina y Benjamín Villegas, y Francina Alonso; sus primos Rosita Bilbao, Betty Arroyo, Cacho Arroyo, Graciela Lavazza y Ana María Avalo participan con profundo dolor su fallecimiento y que sus restos fueron inhumados ayer en el cementerio Jardín del Sol. Agradecen una oración en su memoria. **COMPAÑIA PRINCIPAL.** Tel. 4821-5554.

✝ **ILARI, Hugo Norberto** -q.e.p.d.- Su familia participa con pesar su fallecimiento y ruega una oración a su memoria. **CASA SIERRA.** Forest 906.

✝ **OGAWA, Carolina Ruiz Villegra de** -q.e.p.d.- Falleció el 29/7/2005, c.a.s.r. y b.p. Sus hijos, Marta y Quela Ogawa y Hernán Suissis; sus nietos, Lucía Puertas de Rivera, Sergio Rivera, Sofía y Virginia Puertas, Carlos Soriano y Carolina Suissis, y sus bisnietos, Luchi, Manuela y Juan Rivera, participan con dolor su fallecimiento y despiden a Naná con todo amor. **COMPAÑIA PRINCIPAL.** Tel.: 4821-5554.

✝ **RIPOLL, Miguel Oscar** -q.e.p.d.- Falleció el 27 de julio de 2005. Su familia participa con pesar su fallecimiento y que sus restos fueron inhumados en el cementerio de la Chacarita. **CASA SIERRA.** Malabia 150.

✝ **VELEZ, Zaira Elena** -q.e.p.d.- Falleció el 29 de julio de 2005. Su familia participa su fallecimiento y ruega una oración en su memoria. **CASA SIERRA.**

BANCO HIPOTECARIO S.A.

Convocatoria: Se convoca a los señores accionistas del Banco Hipotecario S.A. a Asamblea General Ordinaria a celebrarse el día 31 de agosto de 2005, en primera convocatoria a las 11 horas y en segunda convocatoria a las 12 horas, en la sede social del Banco, sita en Reconquista 151, piso 7°, de la ciudad de Buenos Aires, para considerar el siguiente Orden del Día: (i) Designación de dos accionistas para aprobar y suscribir el acta; (ii) Consideración del pago de honorarios a los directores integrantes del Comité Ejecutivo de $ 2.771 miles en concepto de participación en las ganancias y de $ 17.521 miles por apreciación del valor accionario, devengados durante el ejercicio económico finalizado el 31/12/04, el cual arrojó quebranto computable en los términos de las Normas de la Comisión Nacional de Valores.

El Directorio

NOTA: Se informa a los Sres. Accionistas que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A.. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 25 de agosto de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs.. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

TRILENIUM S.A. Expte. I.G.J. N° 1.659.255

CONVOCATORIA

Se convoca a Asamblea General Ordinaria y Extraordinaria para el día 31 de agosto de 2005, a las 11:00 horas, en la sede social sita en la calle Aristóbulo del Valle 1257, Piso 2° de la Ciudad de Buenos Aires, para considerar el siguiente:

ORDEN DEL DIA

1. Designación de dos accionistas para firmar el acta de la asamblea;

2. Consideración de los documentos prescriptos por el art. 234 inc.1° de la Ley de Sociedades Comerciales, correspondientes al 7° ejercicio económico cerrado el 31 de Octubre de 2004;

3. Consideración de la gestión del directorio y de la actualización de la Comisión Fiscalizadora;

4. Consideración de las remuneraciones del Directorio y de la Comisión Fiscalizadora;

5. Consideración del destino de los resultados no asignados - Distribución de dividendos - Eventual constitución de reserva;

6. Elección de tres Síndicos Titulares y tres Síndicos Suplentes con mandato por un año.

7. Fijación del número de Directores Titulares, entre un mínimo de cuatro y un máximo de siete, y de Directores Suplentes en igual o menor número. Elección de los mismos con mandato por dos ejercicios.

8. Reforma del artículo 9 del estatuto social - Autorizaciones a ser conferidas.

EL DIRECTORIO

NOTA: Para asistir a la Asamblea los accionistas deberán dar cumplimiento con lo establecido por el Artículo 238 de la Ley de Sociedades Comerciales.

Antonio Eduardo Tabanelli
Presidente

El Juzgado Nacional de Primera Instancia en lo Civil N° 105 Secretaría Unica de la Capital Federal, en autos caratulados "Traftmain Hernan s/Sucesión Testamentaria" cita por treinta días a herederos del legatario SR. ALBERTO EIDEL, para que comparezcan a estar a derecho. Buenos Aires, 6 de julio de 2005.
CARLOS EDUARDO CREADO
Secretario Interino. v6

EDICTO: El JUZG. NAC. DE PRIMERA INST. EN LO CIVIL N° 100, Secretaría única a cargo de la Dra. Dra. María Cristina BATTAINI, de esta ciudad, cita y emplaza por treinta días a herederos y acreedores de FUENTES MARIA ZULMA. Publíquese por tres días en el diario LA PRENSA. Buenos Aires, agosto 1° de 2005. Dra. María Cristina Battaini.

Benedini, Federico H., abogado, T 57, F 124 del CPACF, con domicilio en la Av. Cabildo 2964, Ciudad de Buenos Aires. Avisa: que el Lloyds Register of Shipping (Argentina), domiciliado en la calle Lavalle 557, Piso 8, Ciudad de Buenos Aires, rubro clasificadora de barcos, transfiere en favor de la sociedad Lloyds Register Central and South America Ltd (Suc. Argentina), domiciliada en la calle Cerrito 1294, Piso 16, Ciudad de Buenos Aires, el fondo de comercio ubicado en Lavalle 557, Piso 8, de esta Ciudad de Buenos Aires. Reclamos de ley en mis oficinas en el horario de 11.00 hs. a 17.00 hs. Buenos Aires, 2 de Julio de 2005. v6

Claudia Mónica Acuña, con domicilio en Quirno 33, Capital Federal transfiere a César Jorge Lami con domicilio en Hipólito Yrigoyen 1929 piso 4° dpto. "B", Capital Federal, el fondo de comercio de local sito en Campichuelo 686 de esta Ciudad dedicado al rubro "Maxikiosco, cabinas telefónicas, librería, bazar". El domicilio de reclamos de ley es Campichuelo 686, Capital Federal.

DOMEC
Compañía de Artefactos Domésticos S.A.I.C.y F.
CONVOCATORIA

Convócase a los señores accionistas para asistir a la Asamblea General Ordinaria que se celebrará el día 30 de Agosto de 2005 a las 9:00 horas en primera convocatoria y a las 10:05 horas en segunda convocatoria, en Suipacha 1111, Piso 15°, Capital Federal, para considerar el siguiente: ORDEN DEL DIA:

1° Designación de dos Accionistas para firmar el acta de Asamblea.
2° Consideración de la Memoria, Inventario, Balance General, Estado de Resultados, Estado de Evolución del Patrimonio Neto, Estado de Flujo de Efectivo, Notas, Anexos, Balance General, Estados de Resultados, y de Flujo de Efectivo Consolidados con la Sociedad controlada Domec San Luis S.A. e Informe de la Comisión Fiscalizadora, correspondientes al Ejercicio n° 50 finalizado el 30 de Abril de 2005. Aprobación de la gestión del Directorio y la Comisión Fiscalizadora.
3° Consideración del Resultado del Ejercicio.
4° Consideración de las remuneraciones al Directorio ($ 125.000) correspondientes al ejercicio económico finalizado el 30 de abril de 2005, el cual arrojó un resultado computable igual a cero en los términos de las Normas de la Comisión Nacional de Valores. Consideración de las remuneraciones de la Comisión Fiscalizadora.
5° Remuneración del Contador Certificante.
6° Determinación del número de miembros del Directorio, elección de titulares y designación de suplentes, si así se resolviera.
7° Elección de tres Síndicos Titulares y tres Síndicos Suplentes, para integrar la Comisión Fiscalizadora.
8° Designación de Contador Certificante para el ejercicio en curso y su remuneración.

Buenos Aires, 1 de Agosto de 2005. EL DIRECTORIO

Nota: Se recuerda a los Señores Accionistas que deberán cursar comunicación para que se los inscriba en el Libro de Asistencia hasta el 24 de agosto de 2005 a las 17,00 horas, en Suipacha 1111, Piso 15°, Capital Federal, en el horario de 13,00 a 17,00 horas. Los titulares que tengan depositadas sus acciones en la Caja de Valores u otra institución autorizada, deberán presentar certificado de depósito emitido por dicha institución.
Se requiere a los Señores Accionistas su presencia en el lugar designado para la Asamblea General Ordinaria con una anticipación no menor de 15 minutos al horario establecido precedentemente, a los fines de facilitar su acreditación y registro de asistencia. No se aceptarán acreditaciones fuera del horario fijado.

Guillermo J. Cobe - Presidente

CONVOCATORIA A ASAMBLEA EXTRAORDINARIA

La Comisión Directiva de la SOCIEDAD GREMIAL DE VAREADORES resuelve: Convocar a Asamblea Extraordinaria en las condiciones y pautas estatutarias para el día 11 de Agosto de 2005 a las 13.00 hs., a llevarse a cabo en la calle La Pampa 1376 Belgrano Capital Federal, a fin de tratar el siguiente orden del día:
1) Elección de 1 afiliado para presidir la Asamblea.
2) Elección de 2 afiliados para firmar el Acta.
3) Elección de 3 miembros titulares para integrar la Junta Electoral.
La asamblea sesionará a la hora señalada con la presencia de la mitad más uno de los afiliados, luego de una hora de espera sesionará válidamente con los que se encuentren presentes.
FERNANDO L. PROFETA
Secretario General

DISTRIBUIDORA DE GAS CUYANA S.A

Contrataciones sujetas al Régimen de Compre Trabajo Argentino Ley 25.551 y Dec. 1600/2002

Convoca a Concurso Privado CH11002075

Ver pagina www.onc.mecon.gov.ar

AVISOS FUNEBRES

Sepelios

† ROE, José Eduardo -q.e.p.d.- Falleció el 1° de agosto de 2005. Su familia participa con pesar su fallecimiento y que sus restos serán inhumados hoy a las 14.30 horas en el cementerio de la Chacarita. **CASA SIERRA.** Malabia 150.

Participaciones

† **ALVAREZ ESTRADA, Marcelo. Arq.** -q.e.p.d.- Falleció el 31-7-2005. Su hijo Lucio Alvarez Lestra; sus hermanos Marita, Laureano y Guido Alvarez Estrada; sus sobrinos *Cecilia Debonnet*, Tomás y Mercedes Alvarez Estrada y María de la Salette, María Belén, Agustina y Lucas Alvarez Estrada y Gloria Bandelj y Martín y Agustín Manfredi, y sus primos María Luz, Alberto y María del Pilar Alvarez Estrada y familiares participan su fallecimiento.

† **BENEDIT, Bernardo** -q.e.p.d.- Falleció el 30-7-2005. Tu *mujer* Mónica Verbrugghe; tus hijos Javier y Mecha, Queo y Mechi, Busi y Luz, Gonza y Mila, Gata y Fede, y tus nietos Marina e Iván, Sofi, Juan y Delfi, Mori y Manu e Isaiva te agradecemos tu alegría y ganas de vivir. Te queremos mucho y te vamos a extrañar.

† **BERTA, Oreste** -q.e.p.d.- Falleció el 31-7-2005. *Su esposa Sara; sus hijos* Oreste y Liliana y Oscar y Ana Inés, sus nietos, sus bisnietos y Marien despiden con cariño a Oreste.

✡ **DANON, Margarita** -q.e.p.d.- Falleció el 31 de julio de 2005. Su familia participa con pesar su fallecimiento y que sus restos fueron inhumados ayer en el cementerio Israelita de Ciudadela. **CASA SIERRA.** Lacroze 4168.

† **DICKMANN JUSTO, Adela Mariana (Bube)** -q.e.p.d.- Falleció el 31-7-2005. Sus hijos Juan Fernando, Leticia, Mariana y Martín; sus hijos políticos Micaela Lahusen, Edgardo Carbone, *Patricio Cony Etchart* y *Mariana Plater* participan con profundo dolor su fallecimiento y ruegan una oración en su memoria.

† **GOMEZ, Elida Ester.** Se durmió en la paz del Señor el 30-7-2005. Sus hermanos Nené y Carlos G. Villegas, y Gladys y Rubén A. Alonso, sus sobrinos Patricia, Marcelo, María Eugenia y Kily Villegas, y María Esperanza y Matías S. Alonso, sus sobrinos nietos Juan Ignacio Assalini, Patrick y Katty O'Malley, Juan Manuel, Justina y Benjamín Villegas y Francina Alonso, sus primos Rosita Bilbao, Betty Arroyo, Cacho Arroyo, Graciela Lavazza y Ana María Avalo participan con profundo dolor su fallecimiento y que *sus restos fueron inhumados en el cementerio* Jardín del Sol. Agradecen una oración en su memoria. **COMPAÑIA PRINCIPAL.** Tel. 4821-5554.

† **MARTINEZ, Justa Martinez Prieto de** -q.e.p.d.- Falleció el 30-7-2005. Su hija María Olga Martínez de Salas; sus nietos Nora Anahí y Luli, Claudia, Marcelo y Cynthia, Mauro y Julián; sus bisnietos Lautaro, Leticia, Mora, Emiliano, Anahí, Juan, Guillermo, Gerónimo, Juampi y Morena, y sus tataranietas Valentina, Margarita y Paulina participan con profundo dolor su fallecimiento y ruegan una oración en su memoria.

† **ROJAS, María Ester** -q.e.p.d.- Falleció el 31 de julio de 2005. Su familia participa con pesar su fallecimiento y que sus restos fueron inhumados ayer en el cementerio de la Chacarita. **CASA SIERRA.** Forest 906.

† **VIDAL, Víctor Samuel** -q.e.p.d.- Falleció el 30 de julio de 2005. Su familia participa con pesar su fallecimiento y que sus restos fueron inhumados ayer en el cementerio de Avellaneda. **CASA SIERRA.** Malabia 150.

GRAFEX S.A. GRAFICA, COMERCIAL, INDUSTRIAL Y FINANCIERA. CONVOCATORIA. Convócase a Asamblea Ordinaria el 30 de agosto de 2005, a las 10 horas en primera convocatoria, y a las 11 horas en segunda convocatoria en la sede social, Avenida Corrientes 524, piso 1º, Ciudad Autónoma de Buenos Aires, a fin de tratar el siguiente: ORDEN DEL DIA 1) Designación de dos Accionistas para firmar el Acta. 2) Consideración de la documentación contable según el Art. 234, Inc. 1) de la Ley de Sociedades Comerciales e Informe de la Comisión Fiscalizadora correspondientes al Ejercicio cerrado el 30 de Abril de 2005. 3) Consideración de la remuneración al Directorio correspondiente al Ejercicio Económico finalizado el 30 de Abril de 2005 por $48.050, el que arrojó quebranto computable en los términos de las normas de la Comisión Nacional de Valores. 4) Consideración de los honorarios a la Comisión Fiscalizadora por $3.000 correspondientes al Ejercicio Económico finalizado el 30 de Abril de 2005, el que arrojó quebranto computable en los términos de las normas de la Comisión Nacional de Valores. 5) Aprobación gestión Directores y Síndicos por el Ejercicio 2004/2005. 6) Fijación del número de Directores y elección de los mismos y de los miembros de la Comisión Fiscalizadora. 7) Determinación de la remuneración del Contador Certificante del Balance al 30 de Abril de 2005 y designación del Contador que certificará la documentación correspondiente al próximo Ejercicio. Se recuerda a los Señores Accionistas que para asistir a la Asamblea deberán cursar comunicación al domicilio social de la compañía y quienes tengan sus acciones en la Caja de Valores deberán remitir constancia de titularidad hasta el 24 de Agosto de 2005 inclusive, todos los días hábiles de 10 a 17 horas. Las acciones preferidas tienen derecho a voto. Vicepresidente designado por Acta de Asamblea Ordinaria del 30-08-04. Lic. Eduardo A. Berger - Vicepresidente.

TORNEOS Y COMPETENCIAS S.A.

CONVOCATORIA A ASAMBLEA ORDINARIA Y EXTRAORDINARIA

Por resolución de Directorio y conforme al Estatuto Social, se cita a los señores accionistas de Torneos y Competencias S.A. a Asamblea Ordinaria y Extraordinaria a celebrarse el día 17 de agosto de 2005, a las 8.30 horas, en primera convocatoria, y para la misma fecha, y una hora después, en segunda convocatoria, para el caso de no obtenerse quórum en la primera, en Balcarce 510, ciudad de Buenos Aires, para tratar el siguiente Orden del Día:

1. Designación de dos accionistas para aprobar y firmar el acta.
2. Modificación del artículo 8 del Estatuto Social.
3. Consideración de la realización de la Asamblea Ordinaria fuera del término legal para el tratamiento de los Estados Contables correspondientes al ejercicio finalizado el 31 de diciembre de 2004.
4. Consideración de los documentos enumerados en el art. 234, inciso 1º, de la Ley 19.550, correspondientes al ejercicio económico cerrado el 31 de diciembre de 2004.
5. Consideración y destino de los resultados del ejercicio finalizado el 31 de diciembre de 2004. Constitución de Reserva Facultativa para nuevos proyectos de inversión y/o necesidades eventuales del giro normal del negocio.
6. Consideración de la retribución del directorio, en exceso al límite del artículo 261 de la Ley 19.550.
7. Consideración de la retribución de la Comisión Fiscalizadora.
8. Consideración de la gestión del Directorio y de la Comisión Fiscalizadora.
9. Determinación del número y elección de los Directores titulares y suplentes.
10. Elección de los miembros titulares y suplentes de la Comisión Fiscalizadora.

Nota: Para participar en la Asamblea, los accionistas deberán presentar sus títulos o certificados o cursar comunicaciones de asistencia, de acuerdo a lo establecido por el artículo 238 de la Ley 19.550, en el domicilio sito en Balcarce 510, Buenos Aires, de lunes a viernes en el horario de 10 a 17.

EL DIRECTORIO

Buenos Aires, 28 de junio de 2005.

Luis B. Nofal, Director Titular, autorizado por Acta de directorio Nº 175 de fecha 28 de junio de 2005.

Luis B. Nofal

DOMEC

Compañía de Artefactos Domésticos S.A.I.C.y F.

CONVOCATORIA

Convócase a los señores accionistas para asistir a la Asamblea General Ordinaria que se celebrará el día 30 de Agosto de 2005 a las 9:00 horas en primera convocatoria y a las 10:05 horas en segunda convocatoria, en Suipacha 1111, Piso 15º, Capital Federal, para considerar el siguiente: ORDEN DEL DIA:

1º Designación de dos Accionistas para firmar el acta de Asamblea.
2º Consideración de la Memoria, Inventario, Balance General, Estado de Resultados, Estado de Evolución del Patrimonio Neto, Estado de Flujo de Efectivo, Notas, Anexos, Balance General, Estados de Resultados, y de Flujo de Efectivo *Consolidados con la Sociedad controlada Domec San Luis S.A. e Informe de la* Comisión Fiscalizadora, correspondientes al Ejercicio nº 50 finalizado el 30 de Abril de 2005. Aprobación de la gestión del Directorio y la Comisión Fiscalizadora.
3º Consideración del Resultado del Ejercicio.
4º Consideración de las remuneraciones al Directorio ($ 125.000) correspondientes al ejercicio económico finalizado el 30 de abril de 2005, el cual arrojó un resultado computable igual a cero en los términos de las Normas de la Comisión Nacional de Valores. Consideración de las remuneraciones de la Comisión Fiscalizadora.
5º Remuneración del Contador Certificante.
6º Determinación del número de miembros del Directorio, elección de titulares y designación de suplentes, si así se resolviere.
7º Elección de tres Síndicos Titulares y tres Síndicos Suplentes, para integrar la Comisión Fiscalizadora.
8º Designación de Contador Certificante para el ejercicio en curso y su remuneración.

Buenos Aires, 1 de Agosto de 2005, EL DIRECTORIO

Nota: Se recuerda a los Señores Accionistas que deberán cursar comunicación para que se los inscriba en el Libro de Asistencia hasta el 24 de agosto de 2005 a las 17,00 horas, en Suipacha 1111, Piso 15º, Capital Federal, en el horario de 13,00 a 17,00 horas. Los titulares que tengan depositadas sus acciones en la Caja de Valores u otra institución autorizada, deberán presentar certificado de depósito emitido por dicha institución.

Se requiere a los Señores Accionistas su presencia en el lugar designado para la Asamblea General Ordinaria con una anticipación no menor de 15 minutos al horario establecido precedentemente, a los fines de facilitar su acreditación y registro de asistencia. No se aceptarán acreditaciones fuera del horario fijado.

Guillermo J. Cobe - Presidente

TRANSPORTADORA DE GAS DEL SUR
Ref.: Licitación CN-460- 05-GMT
Objeto: "Compra de repuestos para Turbocompresores Solar".
Retiro de Pliego: Don Bosco 3672 Piso 8º - Capital Federal (Gcia. Abastecimiento Estratégico) de 10 a 13 hs.
Ver detalles en internet
http://onc.mecon.gov.ar

TRANSPORTADORA DE GAS DEL SUR
Ref.: Licitación CN-461 05-GMT
Objeto: "Servicio de Reparación para Turbina Solar Mars".
Retiro de Pliego: Don Bosco 3672 Piso 8º - Capital Federal (Gcia. Abastecimiento Estratégico) de 10 a 13 hs.
Ver detalles en internet
http://onc.mecon.gov.ar

EDICTO: El Juzgado Nacional de Primera Instancia en lo Civil Nº 55, Secretaría única, cita y emplaza por 30 días a herederos y acreedores de Osvaldo De Larrosa y Elsa Patiño. Publíquese por tres días en el diario La Prensa. Buenos Aires, agosto 1º de 2005. OLGA MARIA SCHELOTTO - Secretaria. v5

EDICTO: El Juzgado Nacional de Primera Instancia en lo Civil Nº 2, Secretaría única, en Talcahuano 490 5º, cita y emplaza por el término de treinta días a herederos y acreedores de Orlando Buenaventura De Vivo. Publíquese por tres días. Buenos Aires, julio 26 de 2005. GABRIELA PARADISO FABBRI - Secretaria. v5

Comunica que por Asamblea Ordinaria Extraordinaria del 30 de Mayo de 2005, se resolvió la restitución de aportes irrevocables por la suma de $ 166.004,39. En consecuencia conforme las Resoluciones Generales de la Inspección General de Justicia Número 25/04 y 01/05 y los artículos 83 y 204 de la ley 19.550, se informa: DENOMINACION: T.G.M. S.A. SEDE SOCIAL: Avda. Del Libertador 2476 Piso 2º C.A.B.A. DATOS DE INSCRIPCION EN LA INSPECCION GENERAL DE JUSTICIA: 22/07/98 bajo el Número 6177 del Libro 2 de Sociedades por Acciones. FECHA DE REALIZACION Y MONTO DE LOS MISMOS: Al 31/12/1999 $ 166.004,39. ASAMBLEA QUE NO APRUEBA CAPITALIZACION: Asamblea de fecha 30 de Mayo de 2005. ACTIVO A LA FECHA DE ACEPTACION: Al 31/12/1999 $ 494.875,94. PASIVO A LA FECHA DE ACEPTACION: Al 31/12/1999 $ 171.463,62. PATRIMONIO NETO A LA FECHA DE ACEPTACION: Al 31/12/1999 $ 323.412,32. Reclamos y posiciones en la sede social en el horario de 10 a 12 hs. Presidente designado por Asamblea Ordinaria Extraordinaria del 30 de Mayo de 2005, según surge del Libro de Actas de Asamblea Nº 1, folios 11, 12 y 13

INTERINVEST SOCIEDAD ANONIMA

Convóquese a los Sres. Accionistas de Interinvest S.A. a la Asamblea General Ordinaria y Extraordinaria para el día 26 de agosto de 2005 a las 10 horas, a celebrarse en Tucumán 141, Piso 1º de la Ciudad de Buenos Aires, a fin de considerar el siguiente orden del día:

1. Designación de dos accionistas para firmar el acta.
2. Motivos de la convocatoria fuera de término.
3. Ratificación de la aceptación de aportes irrevocables.
4. Consideración de los estados contables por el ejercicio cerrado el 31 de diciembre de 2004 y demás documentación del artículo 234 inc. 1º de la Ley 19.550 e Informe de la Comisión Fiscalizadora. Tratamiento del resultado del ejercicio.
5. Aprobación de la gestión del Directorio y Comisión Fiscalizadora.
6. Consideración de las remuneraciones a integrantes del Directorio y Comisión Fiscalizadora correspondientes al ejercicio social cerrado el día 31 de diciembre de 2004.
7. Elección de miembros del Directorio y Comisión Fiscalizadora. Autorización del artículo 273 de la ley 19.550.
8. Aumento de capital por capitalización: a) de los saldos de la cuenta de ajuste de capital y b) de aportes irrevocables ratificados por los accionistas.
9. Consideración de la absorción de las pérdidas acumuladas y, en su caso, reducción de capital (art. 205, LS).
10. Reforma de Estatutos en función de lo resuelto. Adecuación de los Estatutos Sociales a lo establecido en la Resolución de la Inspección General de Justicia Nº 20/04.

Las cuestiones referidas deberán contar con el quórum de mayorías al que se refiere el artículo 244 de la Ley 19.550: puntos 3, 8, 9 y 10.

De conformidad con lo establecido en el art. 238 de la ley 19.550 los accionistas deberán comunicar su asistencia a la Asamblea entregando la misma en la sede social, Tucumán 141, Piso 1º de lunes a viernes de 10 a 12 horas y de 15 a 17 horas con no menos de 3 días hábiles de anticipación a la fecha fijada en esta convocatoria. Horacio Pedro Fargosi, Vicepresidente, según surge del acta de Asamblea del 19 de noviembre de 2004 y acta de Directorio del 19 de noviembre de 2004. v5

TRILENIUM S.A. Expte. I.G.J. Nº 1.659.255

CONVOCATORIA

Se convoca a Asamblea General Ordinaria y Extraordinaria para el día 31 de agosto de 2005, a las 11:00 horas, en la sede social sita en la calle Aristóbulo del Valle 1257, Piso 2º de la Ciudad de Buenos Aires, para considerar el siguiente:

ORDEN DEL DIA

1. *Designación de dos accionistas para firmar el acta de la asamblea;*
2. Consideración de los documentos prescriptos por el art. 234 inc.1º de la Ley de Sociedades Comerciales, correspondientes al 7º ejercicio económico cerrado el 31 de Octubre de 2004;
3. Consideración de la gestión del directorio y de la actualización de la Comisión Fiscalizadora;
4. Consideración de las remuneraciones del Directorio y de la Comisión Fiscalizadora;
5. Consideración del destino de los resultados no asignados - Distribución de dividendos - Eventual constitución de reserva;
6. Elección de tres Síndicos Titulares y tres Síndicos Suplentes con mandato por un año.
7. Fijación del número de Directores Titulares, entre un mínimo de cuatro y un máximo de siete, y de Directores Suplentes en igual o *menor número. Elección de los mismos con mandato por dos ejercicios.*
8. Reforma del artículo 9 del estatuto social - Autorizaciones a ser conferidas.

EL DIRECTORIO

NOTA: Para *asistir* a la Asamblea los accionistas deberán dar cumplimiento con lo establecido por el Artículo 238 de la Ley de Sociedades Comerciales.

Antonio Eduardo Tabanelli
Presidente

TRANSPORTADORA DE GAS DEL SUR
Ref.: Licitación CN-459/05-MBD
Objeto: Compra de repuestos para *turbina rusa*
Retiro de Pliego: Don Bosco 3672 Piso 8º - Capital Federal (Gcia. Abastecimiento Estratégico) de 10 a 13 hs.
Ver detalles en internet
http://onc.mecon.gov.ar

Comunicado Nº 832. U.P.A.D.E.P. CONVOCATORIA A ASAMBLEA ORDINARIA DE AFILIADOS. La Comisión Directiva de la Unión Personal Aeronavegación de Entes Privados, *conforme a lo establecido en el artículo 13º del* Estatuto, la Ley Nº 23.551 y su Decreto Reglamentario Nº 476/88, resuelve: CONVOCAR a Asamblea General Ordinaria para el día 15 DE SEPTIEMBRE DEL 2005, a las 16.00 horas en la sede central de la U.P.A.D.E.P., sita en José Bonifacio 1991 de esta ciudad de Buenos Aires, fijándose el siguiente: ORDEN DEL DIA. 1) Elección de un Secretario de Actas; quien firmará el acta respectiva conjuntamente con el Presidente de la Asamblea. 2) Consideración de la Memoria, Balance, Inventario, Cuenta de Gastos y Recursos e Informe del Órgano de Fiscalización del Ejercicio correspondiente al año 2004. 3) Elección de 3 (tres) afiliados que integrarán la nueva Comisión Revisora de Cuentas. Los revisores serán elegidos por simple mayoría de votos, conforme artículo 21º del Estatuto Social y su mandato durará hasta la próxima Asamblea Ordinaria de Afiliados. La Asamblea Ordinaria se constituirá a la hora de la citación con la mitad más uno de los afiliados cotizantes y luego de una hora con el número de afiliados presentes. ARTURO GIMENEZ - Secretario Administrativo y de Prensa. JORGE A. SANSAT - Secretario General.

PREVIAR S.A. - IGJ Nro. 1.572.320

CONVOCATORIA

El Directorio de la Sociedad en su reunión del 20.07.05 ha convocado a los señores accionistas de PREVIAR S.A. a la Asamblea General Ordinaria y Extraordinaria que tendrá lugar el 31 de agosto de 2005, a las 10.00 hs. en Primera Convocatoria y a las 11.00 hs. en Segunda Convocatoria, a celebrarse en Victoria Ocampo nº 360, Piso 8º, Capital Federal, para el tratamiento del siguiente Orden del Día: 1º Designación de dos accionistas para firmar el acta. 2º Consideración de la documentación que prescribe el art. 234, inciso 1ro. de la Ley Nro. 19.550 correspondiente al ejercicio cerrado al 31.03.05. 3º Distribución de Dividendos. 4º Constitución de Reserva Especial por $ 1.976.030,- Art. 70 de la Ley de Sociedades. (Este punto será tratado en Asamblea Extraordinaria). 5º Consideración de la gestión del Directorio y Comisión Fiscalizadora. 6º Consideración de la remuneración del Directorio y Sindicatura. Art. 261 de la Ley de Sociedades. 7º Fijación del número de Directores. Designación de Directores Titulares y Directores Suplentes por los Accionistas titulares de Acciones Clase "A", conforme el número que fije la Asamblea, y designación de dos Directores Titulares y dos Directores Suplentes por los Accionistas titulares de las Acciones Clase "B", todos ellos con mandatos por dos años. 8º Designación por los Accionistas titulares de Acciones Clase "A" de dos Síndicos Titulares y sus Suplentes y designación por los Accionistas titulares de las Acciones Clase "B" de un Síndico *Titular y su Suplente, todos ellos con mandatos por dos años. Se recuerda a los señores* accionistas que deberán dar cumplimiento a lo dispuesto por el art. 238 de la Ley Nro.19.550 para su asistencia a la Asamblea. Dr. Ruben O. Carballo. Presidente; designado por Acta de Asamblea del 11.09.03 y Acta de Directorio Nº 82 del 11.09.03.-

CONVOCATORIA A ASAMBLEA GENERAL EXTRAORDINARIA

Señores Beneficiarios: El Consejo Directivo de la OBRA SOCIAL DEL PERSONAL DE DIRECCION ACCION SOCIAL DE EMPRESARIOS A.S.E. (Reg. ANSSAL Nº 4-0090), lleva a conocimiento de los Señores Beneficiarios, que de acuerdo a lo que establece el Estatuto Social se ha dispuesto convocar a Asamblea General Extraordinaria para el día lunes 29 de agosto de 2005 a las 12.30 horas, en la sede de la calle Lima 87, 8º piso de esta Capital Federal, a los efectos de considerar el siguiente ORDEN DEL DIA: 1) Designación de un (1) Presidente y un (1) Secretario, para dirigir la Asamblea. 2) Autorización *y aprobación para la compra del inmueble de la AVENIDA JUAN BAUTISTA ALBERDI* 3559 de Capital Federal. 3) Designación de dos (2) beneficiarios para firmar el Acta de Asamblea. Buenos Aires, 25 de julio de 2005. EL CONSEJO DIRECTIVO. v3

BANCO HIPOTECARIO S.A.

Convocatoria: Se convoca a los señores accionistas del Banco Hipotecario S.A. a Asamblea General Ordinaria a celebrarse el día 31 de agosto de 2005, en primera convocatoria a las 11 horas y en segunda convocatoria a las 12 horas, en la sede social del Banco, sita en Reconquista 151, piso 7º, de la ciudad de Buenos Aires, para considerar el siguiente Orden del Día: (i) Designación de dos accionistas para aprobar y suscribir el acta; (ii) Consideración del pago de honorarios a los directores integrantes del Comité Ejecutivo de $ 2.771 miles en concepto de participación en las ganancias y de $ 17.521 miles por apreciación del valor accionario, devengados durante el ejercicio económico finalizado el 31/12/04, el cual arrojó quebranto computable en los términos de las Normas de la Comisión Nacional de Valores.

El Directorio

NOTA: Se informa a los Sres. Accionistas que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A.. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5º piso, Ciudad de Buenos Aires, hasta el día 25 de agosto de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs.. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

TRANSPORTES UNIDOS DE MERLO S.A.C.I.I. Legajo 12.227

POR 5 DIAS - Se comunica celebrará una ASAMBLEA GENERAL ORDINARIA el día 19/08/2005, en Primera Convocatoria a las 16.30 Hs. y en Segunda Convocatoria a las 17.30 Hs., en la sede de Avenida Otero Nº 132 de Pontevedra, Pdo. de Merlo, Pcia. de Bs. As., con el siguiente **ORDEN DEL DIA:** 1) Elección de dos Accionistas para firmar el Acta. 2) Consideración de la documentación referida en el Art. 234, Inc. 1) Ley 19.550/72 correspondiente al ejercicio cerrado el 30/06/2005. 3) Ratificación de las remuneraciones percibidas por el Directorio en el Ejercicio cerrado el 30/06/2005 y consideración de su gestión. 4) Consideración del destino de los resultados del ejercicio. 5) Fijación del número de Directores Titulares y Suplentes y su elección por dos ejercicios. 6) Elección de tres miembros Titulares y tres Suplentes del Consejo de Vigilancia por dos ejercicios. EL DIRECTORIO. v7

Muscariello Hnos. Sociedad Anónima ART 88-4 LSC: a) Muscariello Hnos. Sociedad Anónima Sede: Brasil 51 Junín, Legajo 8407 Matrícula 9318 DPPJ; b) Balance especial de escisión 28-2-05; Activo $4.435.000,69. Pasivo $2.485.150,69; c) Nueva Sociedad: Activo $649.950,00; Pasivo: 0,00; d) Denom. Escisionaria: Ramata S.R.L. Sede Mayor López 282 Junín. El Directorio. Soc. no incluida en art. 299 LSC. Guillermo I. Bornic Síndico Titular, Patricio Mcinerny Abogado. v5

Benedini, Federico H., abogado, T 57, F 124 del CPACF, con domicilio en la Av. Cabildo 2964, Ciudad de Buenos Aires. Avisa: que el Lloyds Register of Shipping (Argentina), domiciliado en la calle Lavalle 557, Piso 8, Ciudad de Buenos Aires, rubro clasificadora de barcos, transfiere en favor de la sociedad Lloyds Register Central and South America Ltd (Suc. Argentina), domiciliada en la calle Cerrito 1294, Piso 18, Ciudad de Buenos Aires, el fondo de comercio ubicado en Lavalle 557, Piso 8, de esta Ciudad de Buenos Aires. Reclamos de ley en mis oficinas en el horario de 11.00 hs. a 17.00 hs. Buenos Aires, 2 de Julio de 2005. v5

BANCO HIPOTECARIO S.A.

Convocatoria: Se convoca a los señores accionistas del Banco Hipotecario S.A. a Asamblea General Ordinaria a celebrarse el día 31 de agosto de 2005, en primera convocatoria a las 11 horas y en segunda convocatoria a las 12 horas, en la sede social del Banco, sita en Reconquista 151, piso 7°, de la ciudad de Buenos Aires, para considerar el siguiente Orden del Día: (i) Designación de dos accionistas para aprobar y suscribir el acta; (ii) Consideración del pago de honorarios a los directores integrantes del Comité Ejecutivo de $ 2.771 miles en concepto de participación en las ganancias y de $ 17.521 miles por apreciación del valor accionario, devengados durante el ejercicio económico finalizado el 31/12/04, el cual arrojó *quebranto computable en los términos de las Normas de la* Comisión Nacional de Valores.

El Directorio

NOTA: Se informa a los Sres. Accionistas que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A.. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 25 de agosto de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs.. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

Camuzzi Gas Pampeana

Inscripta en el Registro Público de Comercio el 01/12/1992 bajo el N° 11674 del L° 112 T° A de Sociedades Anónimas, convoca a Asamblea General Ordinaria de Accionistas de **Camuzzi Gas Pampeana S.A.**, para el día 30 de agosto de 2005 a las 12:00 horas en Av. Alicia Moreau de Justo 240 Piso 3° de la Ciudad Autónoma de Buenos Aires *para el tratamiento del siguiente orden del día:* **1)** Designación de dos accionistas para aprobar y firmar el acta de asamblea; y **2)** Consideración de los contratos con partes relacionadas.

Nota 1: Los Accionistas cuyo registro de acciones sea llevado por *la Caja de Valores S.A., deberán presentar la constancia de sus* respectivas cuentas, y aquellos cuyo registro escritural es llevado por la Sociedad tendrán que cursar comunicación de asistencia, ambos hasta el 24 de agosto de 2005, a Av. Alicia Moreau de Justo 240 Piso 3° de la Ciudad Autónoma de Buenos Aires, en el horario de 9 a 17 horas.

Nota 2: La documentación a considerar se encuentra a disposición de los Sres. Accionistas en Av. Alicia Moreau de Justo 240 Piso 3° de la Ciudad Autónoma de Buenos Aires, de 9 a 17 horas.

Martín Juan Blaquier, Vicepresidente Primero, designado por Actas de Asamblea N° 46 del 29 de abril de 2005 y Acta de Directorio N° 221 del 10 de mayo de 2005.

Martín Juan Blaquier
Vicepresidente Primero

PREVIAR S.A. - IGJ Nro. 1.572.320
CONVOCATORIA

El Directorio de la Sociedad en su reunión del 20.07.05 ha convocado a los señores accionistas de PREVIAR S.A. a la Asamblea General Ordinaria y Extraordinaria que tendrá lugar el 31 de agosto de 2005, a las 10.00 hs. en Primera Convocatoria y a las 11.00 hs. en Segunda Convocatoria, a celebrarse en Victoria Ocampo n° 360, Piso 6°, Capital Federal, para el tratamiento del siguiente Orden del Día: 1° Designación de dos accionistas para firmar el acta. 2° Consideración de la documentación que prescribe el art. 234, inciso 1ro. de la Ley Nro. 19.550 correspondiente al ejercicio cerrado el 31.03.05. 3° Distribución de Dividendos. 4° Constitución de Reserva Especial por $ 1.976.030,-. Art. 70 de la Ley de Sociedades. (Este punto será tratado en Asamblea Extraordinaria). 6° Consideración de la gestión del Directorio y Comisión Fiscalizadora. 6° Consideración de la remuneración del Directorio y Sindicatura. Art. 261 de la Ley de Sociedades. 7° Fijación del número de Directores. Designación de Directores Titulares y Directores Suplentes por los Accionistas titulares de Acciones Clase "A", conforme el número que fije la Asamblea, y designación de dos Directores Titulares y dos Directores Suplentes por los Accionistas titulares de las Acciones Clase "B", todos ellos con mandatos por dos años. 8° Designación por los Accionistas titulares de Acciones Clase "A" de dos Síndicos Titulares y sus Suplentes y designación por los Accionistas titulares de las Acciones Clase "B" de un Síndico Titular y su Suplente, todos ellos con mandatos por dos años. Se recuerda a los señores accionistas que deberán dar cumplimiento a lo dispuesto por el art. 238 de la Ley Nro. 19.550 para su asistencia a la Asamblea. Dr. Ruben O. Carballo. Presidente; designado por Acta de Asamblea del 11.09.03 y Acta de Directorio N° 82 del 11.09.03.-

TORNEOS Y COMPETENCIAS S.A.

CONVOCATORIA A ASAMBLEA ORDINARIA Y EXTRAORDINARIA

Por resolución de Directorio y conforme el Estatuto Social, se cita a los señores accionistas de Torneos y Competencias S.A. a Asamblea Ordinaria y Extraordinaria a celebrarse el día 17 de agosto de 2005, a las 8.30 horas, en primera convocatoria, y para la misma fecha, y una hora después, en segunda convocatoria, para el caso de no obtenerse quórum en la primera, en Balcarce 510, ciudad de Buenos Aires, para tratar el siguiente Orden del Día:

1. Designación de dos accionistas para aprobar y firmar el acta.
2. Modificación del artículo 8 del Estatuto Social.
3. Consideración de la realización de la Asamblea Ordinaria fuera del término legal para el tratamiento de los Estados Contables correspondientes al ejercicio finalizado el 31 de diciembre de 2004.
4. Consideración de los documentos enumerados en el art. 234, inciso 1°, de la Ley 19.550, correspondientes al ejercicio económico cerrado el 31 de diciembre de 2004.
5. Consideración y destino de los resultados del ejercicio finalizado el 31 de diciembre de 2004. Constitución de Reserva Facultativa para nuevos proyectos de inversión y/o necesidades eventuales del giro normal del negocio.
6. Consideración de la retribución del directorio, en exceso al límite del artículo 261 de la Ley 19.550.
7. Consideración de la retribución de la Comisión Fiscalizadora.
8. Consideración de la gestión del Directorio y de la Comisión Fiscalizadora.
9. Determinación del número y elección de los Directores titulares y suplentes.
10. *Elección de los miembros titulares y suplentes de la Comisión Fiscalizadora.*

Nota: Para participar en la Asamblea, los accionistas deberán presentar sus títulos o certificados o cursar comunicaciones de asistencia, de acuerdo a lo establecido por el artículo 238 de la Ley 19.550, en el domicilio sito en Balcarce 510, Buenos Aires, de lunes a viernes en el horario de 10 a 17.

EL DIRECTORIO

Buenos Aires, 28 de junio de 2005.

Luis B. Nofal, Director Titular, autorizado por Acta de directorio N° 175 de fecha 28 de junio de 2005.

Luis B. Nofal

Comunica que por Asamblea Ordinaria Extraordinaria del 30 de Mayo de 2005, se resolvió la restitución de aportes irrevocables por la suma de $ 166.004,39. En consecuencia conforme las Resoluciones Generales de la Inspección General de Justicia Número 25/04 y 01/05 y los artículos 83 y 204 de la ley 19.550, se informa: DENOMINACION: .T.G.M. S.A. SEDE SOCIAL: Avda. Del Libertador 2476 Piso 2° C.A.B.A. DATOS DE INSCRIPCION EN LA INSPECCION GENERAL DE JUSTICIA: 22/07/98 bajo el Número 6177 del Libro 2 de Sociedades por Acciones. FECHA DE REALIZACION Y MONTO DE LOS MISMOS: Al 31/12/1999 $ 166.004,39. ASAMBLEA QUE NO APRUEBA CAPITALIZACION: Asamblea de fecha 30 de Mayo de 2005. ACTIVO A LA FECHA DE ACEPTACION: Al 31/12/1999 $ 494.875,94. PASIVO A LA FECHA DE ACEPTACION: Al 31/12/1999 $ 171.463,62. PATRIMONIO NETO A LA FECHA DE ACEPTACION: Al 31/12/1999 $ 323.412,32. Reclamos y posiciones en la sede social en el horario de 10 a 12 hs. Presidente designado por Asamblea Ordinaria Extraordinaria del 30 de Mayo de 2005, según surge del Libro de Actas de Asamblea N° 1, folios 11, 12 y 13

COMPAÑIA ARGENTINA DE COMODORO RIVADAVIA EXPLOTACION DE PETROLEO S.A.M.I.C.I. y F.: CONVOCATORIA

Nro. De Registro 1341: Como consecuencia del pedido de un accionista poseedor de más del 5% del capital, en los términos del art. 236 de la ley 19550 y modificatorias y sin que implique expedirse acerca de la solicitud, ni compartir el tenor del orden del día propuesto por el accionista peticionante, la Comisión Fiscalizadora convoca a los accionistas de Compañía Argentina de Comodoro Rivadavia S.A.M.I.C.I. y F. a Asamblea General Ordinaria a celebrarse el 30 de agosto de 2005, a las 11.00 en primera y el mismo día a las 12.00 en segunda convocatoria en la sede de San Martín 66, piso 5° oficina "512" de la Ciudad de Buenos Aires para tratar el siguiente: ORDEN DEL DIA

1. Designación de dos accionistas para firmar el Acta de Asamblea.
2. Informe a los accionistas respecto de la existencia o no de contingencia derivada de cuestiones ambientales. Fundamentalmente informe detallado sobre la situación de cada uno de los pozos de la Mina Burmeister (detallando en cada caso su situación y el curso de acción a tomar por CACORSA).
3. Confección de nuevos Estados Contables correspondientes al ejercicio finalizado el 31 de diciembre de 2004, en los que se refleje adecuadamente la información oportunamente presentada por el Operador CRI Holding Inc. a la Sociedad y a la Bolsa de Comercio de Buenos Aires.
4. Razones por las cuales no se informó a los accionistas en la asamblea del 4 de mayo de 2005 la existencia de la presentación efectuada al Directorio y la Bolsa de Comercio de Buenos Aires por CRI Holding Inc.
5. En su caso, promoción de la acción social responsabilidad contra los Directores y Síndicos.

Se recuerda a los Sres. accionistas que, para concurrir a la Asamblea deberán cursar comunicación para que se los inscriba en el libro de Asistencia y quienes tengan sus acciones en la Caja de Valores deberán remitir certificado de depósito en el domicilio arriba indicado de 12 a 16 hs. hasta el día 24 de agosto de 2005 a las 16 hs.

JORGE H. SANTESTEBAN HUNTER
Por Comisión Fiscalizadora - Síndico Titular

PODERSA S.A.
DE CAPITALIZACIÓN Y AHORRO PARA FINES DETERMINADOS

Esmeralda 740 p. 15° Of. 02
(1007) Capital Federal

Informa:
A sus suscriptores
el resultado del sorteo de
Lotería Nacional del día 30/07/05

N° SORTEO 760

EDICTO JUDICIAL: Ante el Juzgado Nacional de Primera Instancia en lo Civil y Comercial Federal N° 6, Secretaría N° 11, sito en la calle Libertad 731, piso 5°, Cap. Fed., tramita el pedido de Carta de Ciudadanía de César Augusto, GARCIA ARENAS D.N.I. N° 93639173, nacido el 23 de febrero de 1971, en PERU, hijo de Edgardo García Ramírez y de Lucila Arenas Ortiz. Según Expte. N° 10.577/2004, se hace saber que quien conozca motivos que considere puedan obstar a la obtención de la Ciudadanía, puede hacerlo conocer a través del Ministerio Público "Ley 24.533" (modif. por la ley 24951). Publíquese por dos días en el diario LA PRENSA. Secretaría, 24 de Septiembre de 2004. Pablo E. Vidal Claypole - Secretario. v5

EDICTO: El Juzgado Nacional de Primera Instancia en lo Civil N° 15 Secretaría Unica, cita y emplaza por treinta días a herederos y acreedores de PEREZ, ROQUE. Publíquese por tres días. Buenos Aires, 29 de Julio de 2005. Dra. BEATRIZ E. SCARAVONATI - Secretaria.

TRANSPORTADORA DE GAS DEL SUR
Ref.: Licitación CN-459/05-MBD
Objeto: Compra de repuestos para turbina rusa
Retiro de Pliego: Don Bosco 3672 Piso 8° - Capital Federal (Gcia. Abastecimiento Estratégico) de 10 a 13 hs.
Ver detalles en Internet
http://onc.mecon.gov.ar

EDICTO: El Juzgado Nacional de Primera Instancia en lo Civil N° 2, Secretaría única, en Talcahuano 490 5°, cita y emplaza por el término de treinta días a herederos y acreedores de Orlando Buenaventura De Vivo. Publíquese por tres días. Buenos Aires, julio 26 de 2005. GABRIELA PARADISO FABBRI - Secretaria. v5

El Juzgado Nacional de Primera Instancia en lo Civil N° 105 Secretaría Unica de la Capital Federal, en autos caratulados "Traitmain Hernan s/Sucesión Testamentaria" cita por treinta días a herederos del legatario SR. ALBERTO EIDEL, para que comparezcan a estar a derecho. Buenos Aires, 6 de julio de 2005.
CARLOS EDUARDO CREADO
Secretario Interino. v4

TRANSPORTADORA DE GAS DEL SUR
Ref.: Licitación CN-461 05-GMT
Objeto: "Servicio de Reparación para Turbina Solar Mars".
Retiro de Pliego: Don Bosco 3672 Piso 8° - Capital Federal (Gcia. Abastecimiento Estratégico) de 10 a 13 hs.
Ver detalles en Internet
http://onc.mecon.gov.ar

TRANSPORTADORA DE GAS DEL SUR
Ref.: Licitación CN-460- 05-GMT
Objeto: "Compra de repuestos para *Turbocompresores Solar*".
Retiro de Pliego: Don Bosco 3672 Piso 8° - Capital Federal (Gcia. Abastecimiento Estratégico) de 10 a 13 hs.
Ver detalles en Internet
http://onc.mecon.gov.ar

CONVOCATORIA A ASAMBLEA GENERAL EXTRAORDINARIA

Martínez, Partido de San Isidro,
Provincia de Buenos Aires.
3 de Agosto de 2005

Visto lo dispuesto en la ley 23551, Decreto 467/88 y Estatuto de la Entidad Sindical la Comisión Directiva de la ASOCIACION EMPLEADOS DOMESTICOS ZONA NORTE RESUELVE: Convocar a Asamblea General Extraordinaria de Afiliados a la Entidad Sindical para el día 19 de Agosto de 2005 a las 10.00 hs. en la Sede Sindical de calle Rodríguez Peña 2548, Martínez, Partido de San Isidro, Provincia de Buenos Aires, a fin de tratar el siguiente Orden del Día: 1) Elección de las autoridades de la Asamblea. 2) Elección de la Junta Electoral de la Entidad Sindical que conducirá el Proceso electoral de renovación de autoridades de la Comisión Directiva y Comisión Revisora de Cuentas por el término de 4 años: 05/01/06 al 05/01/10, integrada por 3 miembros titulares y 3 miembros suplentes. 3) Elección de dos Asambleístas para la firma del Acta. Comuníquese a la Dirección Nacional de Asociaciones Sindicales y publíquese. Fdo. Comisión Directiva Asociación Empleados Domésticos Zona Norte.

EDICTO: El Juzgado de Primera Instancia en lo Civil N° 42, Secretaría Unica de la Ciudad Autónoma de Buenos Aires, cita y emplaza por treinta días a herederos y acreedores de OBIDIO CABRERA. Buenos Aires, 22 de Abril de 2005.
JUAN PEROZZIELLO VIZIER
Secretario v5

EDICTO: El Juzgado Nacional de Primera Instancia en lo Civil N° 55, Secretaría única, cita y emplaza por 30 días a herederos y acreedores de Osvaldo De Larrosa y Elsa Patiño. Publíquese por tres días en el diario La Prensa. Buenos Aires, agosto 1° de 2005. OLGA MARIA SCHELOTTO - Secretaria. v5

CONVOCATORIA
ELECCIONES COMISIÓN DIRECTIVA
CEC LUJÁN - GRAL. RODRIGUEZ

En mi carácter de delegado Normalizador del Centro de Empleado de Comercio de Luján-Gral. Rodríguez de la Provincia de Bs. As. Dando cumplimiento a lo normado en art. 87 del Estatuto Social Vigente resuelvo convocar a Elección de Comisión Directiva para el día 7 de Octubre de 2005. El acto eleccionario se llevará a cabo en la sede central sita en Alsina 1186 Luján y en la Delegación sita en C.Pellegrini 959 Gral. Rodríguez en ambos casos en el horario de 08.00 a 18.00. La sede central contará con dos mesas para el sufragio y la Delegación con una mesa para el mismo fin: Los cargos a cubrir son: 1 (uno) Secretario General, 1 (uno) Sub Secretario, 1(uno) Tesorero; 1 (uno) Pro tesorero, 1 (uno) Secretario de Acta Administrativo, 3 (Tres) Vocales Titulares, 3 (Tres) Vocales Suplentes, 2 (Dos) Revisores de Cuentas Titulares, 1 (uno) Revisor de Cuentas Suplente, 5 (cinco) Congresales Titulares, 2 (Dos) Congresales Suplentes, 2 (Dos) Congresales Junta Regional Bonaerense.

Los mismos cumplirán un mandato de cuatro (4 años) a partir del 14 de Octubre de 2005 hasta el 14 de Octubre de 2009. La Junta Electoral fiscalizará el comicio atendiendo en la sede de Alsina 1186 Luján de Lunes a Viernes en el horario de 14.00 a 18.00 Hs. Recepcionando la presentación de listas hasta el día 19 de Agosto de 2005 hasta las 24 hs. Publicando las listas oficializadas conjuntamente con los padrones de afiliados a partir del 26 de agosto de 2005.

Raúl Juan Gulot
Delegado Normalizador
CEC Luján-Gral. Rodríguez

El Juzgado Civil y Comercial Nro. UNO de Eldorado, Provincia de Misiones, Secretaría Nro. Uno, a mi cargo, hace saber por dos días en Expte. 3635/99 *"Empresa Forestal y Agropecuaria S.R.L. c/Linder y Cía. s/Ejecutivo"* que el martillero Edmundo Serrano, Matrícula Nro. tres, con domicilio en San Luis Nro 34, Eldorado, REMATARA el 12 de Agosto de 2005 a las 11 hs. El inmueble determinado como Finca Nro. 19754, Matrícula Zona Sud, Tomo 1477, Folio 159, situado en la calle Filiberto Nro. 1715/17, entre las calles Solís y Entre Ríos, de la ciudad de Buenos Aires. FIJASE como base de la presente subasta la suma de $ 14.656,90 correspondiente al 100% de las 2/3 de la valuación fiscal.- Seña 20% - Comisión 6% y deudas a cargo del comprador, quien deberá depositarlas en el expediente, bajo apercibimiento de no aprobarse la subasta. DEUDAS: Municipalidad - Rentas del Gobierno de la Ciudad de Buenos Aires a fecha 01/12/2004 $ 8.915,71; Aguas Argentinas a fecha 11/07/00 $ 6.096,75.- ESTADO DE OCUPACION: El inmueble es ocupado en carácter de ocupantes por Antonio Gabriel Caballos, Argentina Elida Rivas, Daniela Isabel Rivas, Juan Manuel Santucho, Lucas Matías Giglione y los menores Sebastián Martín Caballos Rivas, Maximiliano Damián Saravia, María Soledad Díaz y Concepción Della Díaz. Publíquese por dos días en el Boletín Oficial de la Nación y en un diario de la ciudad de Buenos Aires. Eldorado, Mnes, 7 de julio de 2005. Dra Graciela Mónica Urrutia. Secretaria.

EDICTO: El JUZG. NAC. DE PRIMERA INST. EN LO CIVIL N° 100, Secretaría única a cargo de la Dra. Dra. María Cristina BATTAINI, de esta ciudad, cita y emplaza por treinta días a herederos y acreedores de FUENTES MARIA ZULMA. Publíquese por tres días en el diario LA PRENSA. Buenos Aires, agosto 1° de 2005. Dra. María Cristina Battaini.

MERCEDES BENZ MB 180 D /1994

EDICTO

El Juzgado Nacional de Comercio 16, Sec. 32 comunica por tres días en autos "ATTAS, Alejandro Rafael c/ MARTINEZ, María Olivia CUIT 27-12552272-1 y otra s/ Ejec. prendaria" Expte. 50173, que el martillero Eduardo Martín Almeyra CUIT 20-08272888-1 rematará el día 18 de Agosto de 2005 a las 8.45 hs. EN PUNTO en Tte. Gral. Perón 1233 Capital el 100% del automotor marca Mercedes Benz, tipo automóvil diesel, 2 puertas, modelo MB 180 D año 1994, motor Mercedes Benz 616963-10-196892, chasis Mercedes Benz VSA631370-13-155139, dominio SGC 883 en el estado en que se encuentra y exhibe en O'Higgins 3451, Capital Federal los días 16 y 17 de Agosto de 2005 de 9 a 11 hs. Adeuda $51,80 al 31-3-05 en concepto de patentes. El comprador adquirirá el bien libre de deuda por patentes u otros conceptos que lo graven y debe constituir domicilio en Capital. BASE $5000, al contado y mejor postor. Comisión 10% más IVA s/Comisión y 0,25% de arancel Ac. 24/00 CSJN en el acto del remate en efectivo o cheque certificado, transferencia por tarjeta magnética u otro medio idóneo previamente aceptado por el Tribunal. Bs. As. julio de 2005.

v5

www.remateremate.com

Programa Integral para la Igualdad Educativa
AVISO DE LICITACION

En el marco del Programa Integral para la Igualdad Educativa se anuncia el llamado a Licitación Abreviada.

Objeto: Adquisición de Equipamiento
Licitación Pública N° 01/05
Presupuesto Oficial: $171.200,00
Fecha de Apertura del Sobre N°1: 23/08/05 14 Hs.
Fecha de Apertura del Sobre N°2: 23/08/05 14.30 Hs.
Lugar: U.C.P.P.N.I. - Patagonia 416 Tira 10 Casa 52
Plazo de Entrega: Quince (15) días
Valor del Pliego: $ 35,00
Lugar de Adquisición del Pliego:
•Casa Tierra del Fuego - Sarmiento 475 - Cap. Federal.
•U.C.P.P.N.I. - Patagonia 416 Tira 10 Casa 52 - Ushuaia.

Ministerio de Educación, Ciencia y Tecnología — PROVINCIA DE TIERRA DEL FUEGO

BANCO HIPOTECARIO S.A.

Convocatoria: Se convoca a los señores accionistas del Banco Hipotecario S.A. a Asamblea General Ordinaria a celebrarse el día 31 de agosto de 2005, en primera convocatoria a las 11 horas y en segunda convocatoria a las 12 horas, en la sede social del Banco, sita en Reconquista 151, piso 7°, de la ciudad de Buenos Aires, para considerar el siguiente Orden del Día: (i) Designación de dos accionistas para aprobar y suscribir el acta; (ii) Consideración del pago de honorarios a los directores integrantes del Comité Ejecutivo de $ 2.771 miles en concepto de participación en las ganancias y de $ 17.521 miles por apreciación del valor accionario, devengados durante el ejercicio económico finalizado el 31/12/04, el cual arrojó quebranto computable en los términos de las Normas de la Comisión Nacional de Valores.

El Directorio

NOTA: Se informa a los Sres. Accionistas que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A.. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 25 de agosto de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs.. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

Edicto de Fusión

Xenta Comunicaciones Gráficas S.A.
Copyshow S.A.C.I.F.I.M.E.
Datacom S.A.

De conformidad con lo establecido en el art. 83, inc. 3) de la Ley 19.550, se hace saber por tres días:
a) Sociedad incorporante: Xenta Comunicaciones Gráficas S.A. ("Xenta"), con domicilio social en Av. Córdoba 1233, piso 5, Buenos Aires, constituida el 19 de abril de 1974 e inscripta el 9 de mayo de 1975 ante el Juzgado Nacional de Primera Instancia en lo Comercial de Registro bajo el N° 946, folio 17, L° 82, T° "A" de estatutos de sociedades anónimas nacionales.
b) Sociedades absorbidas: (i) Copyshow S.A.C.I.F.I.M.E. ("Copyshow") con domicilio social en Av. Córdoba 1233, piso 5, Buenos Aires, constituida el 29 de abril de 1971 e inscripta el 23 de julio de 1971 ante el Juzgado Nacional de Primera Instancia en lo Comercial de Registro bajo el N° 2543, Folio 312, L° 74, T° "A" de estatutos de sociedades anónimas nacionales; y (ii) Datacom S.A. ("Datacom") con domicilio social en Av. Córdoba 1233, piso 5, Buenos Aires, constituida el 19 de abril de 1974 e inscripta el 28 de noviembre de 1974 ante el Juzgado Nacional de Primera Instancia en lo Comercial de Registro bajo el N° 2406, folio 357, L° 80, T° "A" de estatutos de sociedades anónimas nacionales.
c) Importe del aumento del capital social de Xenta: $81.768.
d) Valuación del activo y del pasivo de las sociedades fusionantes al 31 de diciembre de 2004, conforme balances espaciales de fusión:

	Xenta	Copyshow	Datacom
Activo ($)	7.548.084	6.300	82.009
Pasivo ($)	400.227	6.129	410
PN ($)	7.147.857	171	81.599

e) La fusión no ha afectado la denominación social, el tipo, ni el domicilio social de la sociedad incorporante.
f) El Compromiso Previo de Fusión se suscribió el 28 de marzo de 2005. Cada Directorio de las sociedades fusionantes aprobó el Compromiso Previo de Fusión en la misma fecha. Los accionistas de ambas sociedades aprobaron el Compromiso Previo de Fusión en las respectivas Asambleas General Ordinaria y Extraordinaria celebradas el 11 de abril de 2005.
g) Se hace saber a los acreedores que podrán formular sus oposiciones en la sede social de la incorporante, de lunes a viernes de 10 a 18 hs., dentro de los quince días de la última publicación del presente edicto.
Luis Ovsejevich - Presidente

INTERINVEST SOCIEDAD ANONIMA

Convóquese a los Sres. Accionistas de Interinvest S.A. a la Asamblea General Ordinaria y Extraordinaria para el día 26 de agosto de 2005 a las 10 horas, a celebrarse en Tucumán 141, Piso 1° de la Ciudad de Buenos Aires, a fin de considerar el siguiente orden del día:
1. Designación de dos accionistas para firmar el acta.
2. Motivos de la convocatoria fuera de término.
3. Ratificación de la aceptación de aportes irrevocables.
4. Consideración de los estados contables por el ejercicio cerrado el 31 de diciembre de 2004 y demás documentación del artículo 234 Inc. 1° de la Ley 19.550 e Informe de la Comisión Fiscalizadora. Tratamiento del resultado del ejercicio.
5. Aprobación de la gestión del Directorio y Comisión Fiscalizadora.
6. Consideración de las remuneraciones a integrantes del Directorio y Comisión Fiscalizadora correspondientes al ejercicio social cerrado el día 31 de diciembre de 2004.
7. Elección de miembros del Directorio y Comisión Fiscalizadora. Autorización del artículo 273 de la ley 19.550.
8. Aumento de capital por capitalización: a) de los saldos de la cuenta de ajuste de capital y b) de aportes irrevocables ratificados por los accionistas.
9. Consideración de la absorción de las pérdidas acumuladas y, en su caso, reducción de capital (art. 205, LS).
10. Reforma de Estatutos en función de lo resuelto. Adecuación de los Estatutos Sociales a lo establecido en la Resolución de la Inspección General de Justicia N° 20/04.
Las cuestiones referidas deberán contar con el quórum de mayorías al que se refiere el artículo 244 de la Ley 19.550: puntos 3, 8, 9 y 10.
De conformidad con lo establecido en el art. 238 de la ley 19.550 los accionistas deberán comunicar su asistencia a la Asamblea entregando la misma en la sede social, Tucumán 141, Piso 1° de lunes a viernes de 10 a 12 horas y de 15 a 17 horas con no menos de 3 días hábiles de anticipación a la fecha fijada en esta convocatoria. Horacio Pedro Fargosi, Vicepresidente, según surge del acta de Asamblea del 19 de noviembre de 2004 y acta de Directorio del 19 de noviembre de 2004. v5

TRILENIUM S.A. Expte. I.G.J. N° 1.659.255

CONVOCATORIA

Se convoca a Asamblea General Ordinaria y Extraordinaria para el día 31 de agosto de 2005, a las 11:00 horas, en la sede social sita en la calle Aristóbulo del Valle 1257, Piso 2° de la Ciudad de Buenos Aires, para considerar el siguiente:

ORDEN DEL DIA

1. Designación de dos accionistas para firmar el acta de la asamblea;

2. Consideración de los documentos prescriptos por el art. 234 inc.1° de la Ley de Sociedades Comerciales, correspondientes al 7° ejercicio económico cerrado el 31 de Octubre de 2004;

3. Consideración de la gestión del directorio y de la actualización de la Comisión Fiscalizadora;

4. Consideración de las remuneraciones del Directorio y de la Comisión Fiscalizadora;

5. Consideración del destino de los resultados no asignados - Distribución de dividendos - Eventual constitución de reserva;

6. Elección de tres Síndicos Titulares y tres Síndicos Suplentes con mandato por un año.

7. Fijación del número de Directores Titulares, entre un mínimo de cuatro y un máximo de siete, y de Directores Suplentes en igual o menor número. Elección de los mismos con mandato por dos ejercicios.

8. Reforma del artículo 9 del estatuto social - Autorizaciones a ser conferidas.

EL DIRECTORIO

NOTA: Para asistir a la Asamblea los accionistas deberán dar cumplimiento con lo establecido por el Artículo 238 de la Ley de Sociedades Comerciales.

Antonio Eduardo Tabanelli
Presidente

DOMEC
Compañía de Artefactos Domésticos S.A.I.C.y F.
CONVOCATORIA

Convócase a los señores accionistas para asistir a la Asamblea General Ordinaria que se celebrará el día 30 de Agosto de 2005 a las 9:00 horas en primera convocatoria y a las 10:05 horas en segunda convocatoria, en Suipacha 1111, Piso 15°, Capital Federal, para considerar el siguiente: ORDEN DEL DIA:
1° Designación de dos Accionistas para firmar el acta de Asamblea.
2° Consideración de la Memoria, Inventario, Balance General, Estado de Resultados, Estado de Evolución del Patrimonio Neto, Estado de Flujo de Efectivo, Notas, Anexos, Balance General, Estados de Resultados, y de Flujo de Efectivo Consolidados con la Sociedad controlada Domec San Luis S.A. e Informe de la Comisión Fiscalizadora, correspondientes al Ejercicio n° 50 finalizado el 30 de Abril de 2005. Aprobación de la gestión del Directorio y la Comisión Fiscalizadora.
3° Consideración del Resultado del Ejercicio.
4° Consideración de las remuneraciones al Directorio ($ 125.000) correspondientes al ejercicio económico finalizado el 30 de abril de 2005, el cual arrojó un resultado computable igual a cero en los términos de las Normas de la Comisión Nacional de Valores. Consideración de las remuneraciones de la Comisión Fiscalizadora.
5° Remuneración del Contador Certificante.
6° Determinación del número de miembros del Directorio, elección de titulares y designación de suplentes, si así se resolviere.
7° Elección de tres Síndicos Titulares y tres Síndicos Suplentes, para integrar la Comisión Fiscalizadora.
8° Designación de Contador Certificante para el ejercicio en curso y su remuneración.
Buenos Aires, 1 de Agosto de 2005. EL DIRECTORIO
Nota: Se recuerda a los Señores Accionistas que deberán cursar comunicación para que se los inscriba en el Libro de Asistencia hasta el 24 de agosto de 2005 a las 17,00 horas, en Suipacha 1111, Piso 15°, Capital Federal, en el horario de 13,00 a 17,00 horas. Los titulares que tengan depositadas sus acciones en la Caja de Valores u otra institución autorizada, deberán presentar certificado de depósito emitido por dicha institución.
Se requiere a los Señores Accionistas su presencia en el lugar designado para la Asamblea General Ordinaria con una anticipación no menor de 15 minutos al horario establecido precedentemente, a los fines de facilitar su acreditación y registro de asistencia. No se aceptarán acreditaciones fuera del horario fijado.
Guillermo J. Cobe - Presidente

GRAFEX S.A. GRAFICA, COMERCIAL, INDUSTRIAL Y FINANCIERA. CONVOCATORIA. Convócase a Asamblea Ordinaria el 30 de agosto de 2005, a las 10 horas en primera convocatoria, y a las 11 horas en segunda convocatoria en la sede social, Avenida Corrientes 524, piso 1°, Ciudad Autónoma de Buenos Aires, a fin de tratar el siguiente: ORDEN DEL DIA 1) Designación de dos Accionistas para firmar el Acta. 2) Consideración de la documentación contable según el Art. 234, inc. 1) de la Ley de Sociedades Comerciales e Informe de la Comisión Fiscalizadora correspondientes al Ejercicio cerrado el 30 de Abril de 2005. 3) Consideración de la remuneración al Directorio correspondiente al Ejercicio Económico finalizado el 30 de Abril de 2005 por $46.050, el que arrojó quebranto computable en los términos de las normas de la Comisión Nacional de Valores. 4) Consideración de los honorarios a la Comisión Fiscalizadora por $3.000 correspondientes al Ejercicio Económico finalizado el 30 de Abril de 2005, el que arrojó quebranto computable en los términos de las normas de la Comisión Nacional de Valores. 5) Aprobación gestión Directores y Síndicos por el Ejercicio 2004/2005. 6) Fijación del número de Directores y elección de los mismos y de los miembros de la Comisión Fiscalizadora. 7) Determinación de la remuneración del Contador Certificante del Balance al 30 de Abril de 2005 y designación del Contador que certificará la documentación correspondiente al próximo Ejercicio. Se recuerda a los Señores Accionistas que para asistir a la Asamblea deberán cursar comunicación al domicilio social de la compañía y quienes tengan sus acciones en la Caja de Valores deberán remitir constancia de titularidad hasta el 24 de Agosto de 2005 inclusive, todos los días hábiles de 10 a 17 horas. Las acciones preferidas tienen derecho a voto. Vicepresidente designado por Acta de Asamblea Ordinaria del 30-08-04. Lic. Eduardo A. Berger - Vicepresidente.

PWA Poliuretanos Woodbridge de Argentina S.A.

PWA Poliuretanos Woodbridge de Argentina S.A., inscripta bajo el N° 941, Libro 118, Tomo "A" de S.A., el 2 de febrero de 1996, con domicilio social en Reconquista N° 360, Piso 6° Buenos Aires recibió aportes irrevocables de su accionista Woodbridge Foam International Ltd. en las siguientes fechas y por el monto de: 1 de noviembre de 2001 por $ 5.421.847 y el 1 de diciembre de 2001 por $ 1.913.316. La valuación del activo pasivo social a la fecha del cierre del ejercicio social correspondiente a la aceptación de los aportes irrevocables, es de: $ 11.296.778 y $ 5.553.244 y el monto del Patrimonio Neto es de $ 5.743.534 al ejercicio finalizado el 31 de octubre de 2002.
Asimismo, comunica que por Asamblea General Ordinaria del 21 de julio de 2005 se resolvió destinar la suma de $ 13.535.613 (Pesos trece millones quinientos treinta y cinco mil seiscientos trece) de aportes irrevocables para absorber las pérdidas acumuladas de la Sociedad y por Acta de Asamblea General Extraordinaria del 22 de julio de 2005 se resolvió por unanimidad no capitalizar el saldo restante de $ 4.249.044 (Pesos cuatro millones doscientos cuarenta y nueve mil cuarenta y cuatro) de aportes irrevocables de capital, restituyéndolos al accionista aportante Woodbridge Foam International Limited. Los acreedores de la Sociedad podrán expresar su oposición en los términos de los artículos 204 y 83 inciso 3°, último párrafo de la Ley de Sociedades Comerciales.
Autorizada por acta de asamblea N° 22 del 22 de julio de 2005.
Ana A. Tretiak - Autorizada.

TRANSPORTES UNIDOS DE MERLO S.A.C.I.I. Legajo 12.227

POR 5 DIAS - Se comunica celebrará una ASAMBLEA GENERAL ORDINARIA el día 19/08/2005, en Primera Convocatoria a las 16.30 Hs. y en Segunda Convocatoria a las 17.30 Hs., en la sede de Avenida Otero N° 132 de Pontevedra, Pdo. de Merlo, Pcia. de Bs. As., con el siguiente ORDEN DEL DIA: 1) Elección de dos Accionistas para firmar el Acta. 2) Consideración de la documentación referida en el Art. 234, inc. 1) Ley 19.550/72 correspondiente al ejercicio cerrado el 30/06/2005. 3) Ratificación de las remuneraciones percibidas por el Directorio en el Ejercicio cerrado el 30/06/2005 y consideración de su gestión. 4) Consideración del destino de los resultados del ejercicio. 5) Fijación del número de Directores Titulares y Suplentes y su elección por dos ejercicios. 6) Elección de tres miembros Titulares y tres Suplentes del Consejo de Vigilancia por dos ejercicios. EL DIRECTORIO. v7

EDICTO: El Juzgado Nacional de Primera Instancia en lo Civil N° 68, Secretaría única de la Capital Federal, cita y emplaza por Treinta días a herederos y acreedores de KEHIAYAN MATILDE. Buenos Aires, 16 de junio de 2005. MAXIMILIANO L. CAIA - Secretario. v6

GRADEU S.A. DE CAPITALIZACION Y AHORRO - AUTOGESTION - Av. Rivadavia 969 7° oficina "B" - Capital Federal. Sorteo día 30/07/05. Premios: 1° 760, 2° 017, 3° 483, 4° 109 y 5° 967.

CONVOCATORIA

BANCO HIPOTECARIO S.A.

Convocatoria: Se convoca a los señores accionistas del Banco Hipotecario S.A. a Asamblea General Ordinaria a celebrarse el día 31 de agosto de 2005, en primera convocatoria a las 11 horas y en segunda convocatoria a las 12 horas, en la sede social del Banco, sita en Reconquista 151, piso 7°, de la ciudad de Buenos Aires, para considerar el siguiente Orden del Día:

(i) Designación de dos accionistas para aprobar y suscribir el acta;

(ii) Consideración del pago de honorarios a los directores integrantes del Comité Ejecutivo de $ 2.771 miles en concepto de participación en las ganancias y de $ 17.521 miles por apreciación del valor accionario, devengados durante el ejercicio económico finalizado el 31/12/04, el cual arrojó quebranto computable en los términos de las Normas de la Comisión Nacional de Valores.

El Directorio

Nota: Se informa a los Sres. Accionistas que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 25 de agosto de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs.. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea.

Ernesto Viñes
Apoderado

OBLIGACIONES NEGOCIABLES

PAGO DE INTERESES

PROVINCIA LEASING S.A.

Programa Global para la emisión de Obligaciones Negociables no convertibles en acciones por hasta V/N U$S 100.000.000, o su equivalente en otras monedas

Obligaciones Negociables Clase II por un monto de $ 4.700.000

Se comunica a los Sres. Tenedores de Obligaciones Negociables Clase II que según los términos y condiciones de emisión, a partir del día 10 de agosto de 2005 se efectuará el pago correspondiente a intereses de las Obligaciones Negociables Clase II emitidas por un monto de $ 4.700.000

Moneda de pago: Pesos
Período al que corresponde el pago: comprendido entre el 10 de julio de 2005 y el 10 de agosto de 2005.
Intereses que se abonan: $ 40.774,46
Tasa de interés correspondiente al período: Tasa Fija: 7% anual calculado sobre la base de un año de 12 meses de 30 días sobre el capital como si se hubiere actualizado por el CER desde el 10 de mayo de 2002.
Fecha de inicio del pago: 10 de agosto de 2005
Porcentaje sobre el monto: 0,867541702%
Cer base: 1,1067
Cer del vencimiento: 1,6459

El pago de los intereses se efectuará a través de Caja de Valores S.A. en su carácter de Agente de Pago, quien tomará los recaudos necesarios para la acreditación de los fondos correspondientes a los respectivos depositarios.

Buenos Aires, 8 de agosto de 2005

Leonardo Scoccimarro
Gerente Administrativo

Alejandro García Cuerva
Gerente General

ENGLISH TRANSLATION OF EXHIBIT 11

BANCO HIPOTECARIO S.A.

Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the General Ordinary Shareholders' Meeting to be held on August 31, 2005, at first call at 11:00 a.m., and at second call at 12:00 noon, at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes; (ii) Consideration of fees payable to the Directors who are members of the Executive Committee for Ps. 2,771 thousand as profit sharing and $ 17,521 thousand as stock appreciation, accrued during the fiscal year ended December 31, 2004, which reflected a computable deficit under the terms of the Regulations of the Argentine Securities Commission.

The Board of Directors

NOTE: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before August 25, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting.

ARTICULO 23 Y/O CAPITULO XVII DE LAS NORMAS DE LA COMISION NACIONAL DE VALORES

DEUTSCHE BANK S.A.

Anexo I

Se comunica a los interesados que Deutsche Bank S.A., en su carácter de emisor de los Programas aprobados por Comisión Nacional de Valores mediante Resolución N°. 14.731 de fecha 12 de Febrero de 2004, Resolución N° 15.023 del 24 de Febrero de 2005 y Resolución N° 15.078 del 2 de Junio de 2005 ha decidido reducir sus honorarios por emisión y cancelación de Cedears cuyo subyacente sean títulos de deuda corporativos.

La tabla que sigue se aplica a la emisión de la especie, quedando la cancelación con tasa cero.

Tabla para la Emisión de Cedears Corporativos

Títulos con Duración	Honorario por Cedears emitido
De 0 a 2 años inclusive	U$S 0,0037
De 2 a 4 años inclusive	U$S 0,0040
De 4 a 6 años inclusive	U$S 0,0043
De 6 a 7 años inclusive	U$S 0,0046
De 7 en adelante	U$S 0,0049

Atentamente.

Alicia B. Kodric — Subgerente Departamental

Martín E. Cipriani — Subgerente Departamental

Nota de la Bolsa: La información precedentemente transcripta ingresó el 25.08.05 a las 16:39 hs.

CONVOCATORIAS

BANCO HIPOTECARIO S.A.

Nota N° 296

Buenos Aires, 25 de agosto de 2005

A la Bolsa de Comercio de Buenos Aires:

Ref.: Asamblea General Ordinaria de Accionistas del Banco Hipotecario S.A. a celebrarse el 31/08/2005

Tengo el agrado de dirigirme a ustedes a fin de solicitarles tengan a bien publicar en el Boletín que emite esa Bolsa, el siguiente aviso, vinculado con la Asamblea General Ordinaria de Accionistas de este Banco Hipotecario S.A., a celebrarse el próximo 31 de Agosto de 2005.

"BANCO HIPOTECARIO S.A.

Aviso complementario de la convocatoria a la Asamblea General Ordinaria de Accionistas de Banco Hipotecario S.A. efectuada para el día 31 de agosto de 2005: Conforme resolución del Directorio de la Comisión Nacional de Valores de fecha 24/8/05, se hace saber que las causas de dicha convocatoria es la distinta interpretación dada a las normas jurídicas y estatutarias aplicables a la remuneración de los directores de la sociedad por parte de ciertos directores y síndicos de la misma. En la asamblea de accionistas se someterá a su consideración las interpretaciones invocadas respecto del art. 71 de la Ley de Sociedades Comerciales y, en su caso, de cuál de los límites establecidos en el art. 261 Ley de Sociedades Comerciales resulta aplicable al pago de los honorarios sometidos a consideración y lo establecido en el Capítulo III de las Normas de la Comisión Nacional de Valores. Sin perjuicio de ello se recuerda que de conformidad con el segundo párrafo del art. 71 de la Ley 17.811 (dec. 677/01), se encuentra en la sede social a disposición de los señores accionistas toda otra información que puedan requerir al respecto. Buenos Aires, 25 de agosto de 2005. Clarisa Estol - Presidente."

Al respecto, se deja constancia que el aviso en cuestión será publicado en el Boletín Oficial y el diario La Prensa el próximo día lunes 29/08/2005.

Saludo a ustedes atentamente.

Ernesto Viñes
Apoderado

GAS NATURAL BAN, S.A.

Convocatoria a Asamblea General Extraordinaria

Se convoca a los accionistas de Gas Natural BAN, S.A. a la Asamblea General Extraordinaria a celebrarse el 15 de septiembre de 2005 a las 11:00 horas, en la sede social sita en la calle Isabel la Católica 939 de la Ciudad de Buenos Aires, para tratar el siguiente Orden del Día:

1°) Ratificación y aprobación del Acta Acuerdo para la Adecuación del Contrato de Licencia de Distribución de Gas Natural, acordada en el marco del proceso de renegociación establecido en el art. 9° de la Ley N° 25.561 y sus normas reglamentarias y complementarias.

2°) Suspensión y desistimiento por parte de la Sociedad y de sus accionistas, de las acciones y de los derechos que pudieran corresponderles por la interrupción del ajuste de las tarifas por PPI y los efectos de la Ley N° 25.561 y sus normas reglamentarias y complementarias.

3°) Elección de dos (2) accionistas para aprobar y firmar el Acta de la Asamblea.

Notas:

1a) El Libro de Registro de Acciones Ordinarias Escriturales de la Sociedad es llevado por Caja de Valores S.A. (Disposición N° 912 de la Comisión Nacional de Valores del 27 de enero de 1997). En orden a lo establecido en el art. 238 de la Ley N° 19.550, para asistir a la Asamblea los accionistas deberán solicitar a Caja de Valores S.A. una constancia de la cuenta de acciones escriturales y depositaria en la Sociedad con no menos de tres (3) días hábiles de anticipación a la fecha de celebración de la Asamblea, para su asiento en el Libro de Depósito de Acciones y de Registro de Asistencia a Asambleas.

2a) Para depositar las constancias extendidas por Caja de Valores S.A., los accionistas deberán concurrir de lunes a viernes de 10:00 a 13:00 y de 15:00 a 18:00 horas, a las oficinas de Gas Natural BAN, S.A. sitas en la calle Isabel la Católica 939 piso 2° (Dirección de Asesoría Jurídica) de la Ciudad de Buenos Aires. La Sociedad: entregará a los accionistas comprobantes del recibo de las mencionadas constancias, que servirán para la admisión a la Asamblea.

3a) A las 18:00 horas del 9 de septiembre de 2005 vencerá el plazo para que los accionistas depositen en la Sociedad las constancias expedidas por Caja de Valores S.A. para asistir a la Asamblea.

4a) A partir del 25 de agosto de 2005, de 10:00 a 13:00 y de 15:00 a 18:00 horas se encontrará disponible para los accionistas en la sede social, la documentación y las propuestas del Directorio que serán sometidas a la consideración de los accionistas en los distintos puntos del Orden del Día (art. 71 de la Ley N° 17.811).

5a) Los accionistas y quienes concurran a la Asamblea en su representación, deberán suministrar a la Sociedad los datos requeridos en la Resolución General N° 465/2004 de la Comisión Nacional de Valores.

Pedro Sáenz de Santa María Elizalde -
Presidente del Directorio
Designado como Director en la Asamblea de Accionistas N° 24 y como Presidente del Directorio en el Directorio N° 100, ambas reuniones celebradas el 1° de abril de 2005

COTIZACION SECUNDARIA

TELEFONICA S.A.

Disminución del Monto Admitido a Cotizar

Ha sido autorizada por esta Bolsa la siguiente operación:

Disminución del monto admitido a cotizar:
34.760.964 Acciones Ordinarias (1 voto) v/n. Euros 34.760.964.-

Son valores escriturales de v/n. Euros 1.- cada uno.

Detalle de la operación: Disminución de 34.760.964 acciones propias por amortización de las mismas que se encontraban en autocartera.

Legales

JUDICIAL - ZONA CENTRO - Paraguay 928/30 - 34,871% indiviso

El Juzgado del Trabajo N° 65 a cargo del Juez Dr. HORACIO R. BENITEZ, Secretaría Unica a cargo del Dr. MARIANO A. PIERETTI, sito en Lavalle 1268, 3° Piso de esta Ciudad, comunica por un día en autos "VARNIK MARET c/MARBEC CAZZANIGA Y CIA S.A. y OTROS s/DESPIDO", Causa N° 9055/96; que el Martillero Roberto Jorge Fresno, rematará el día 08 de septiembre de 2005 a las 10.15 horas en punto en el salón de la Corporación de Rematadores, *sito en la calle Tte. General Perón 1233 de esta Ciudad; en pública subasta del bien inmueble sito en* la calle Paraguay 928/30 entre Carlos Pellegrini y Suipacha, según constancia de Fs. 902/8 y en la proporción en que resulta Clemont S.A.C.I.F.I.A. de (34,871%) indiviso de la U.F. N° 1 PB y primer subsuelo, espacio de cocheras desocupadas; Nomenclatura Catastral: Cir. 20, Sec. 30, Manz. 19, Parc. 3; Matrícula N° 20014050/1, Partida horizontal N° 2923497, Matriz N° 450630, que sobre un total de 352 m2 c/68 dm2, es la proporción dominial 34,871% (constancia en autos). 1) **Condiciones de Ocupación:** PB se encuentra **ocupado**, en primer subsuelo el espacio **de las 4 cocheras desocupado; Su estado de uso y conservación es bueno. Vta.: Base $51.000 (2/3) de la valuación fiscal seña 5%. Comisión 3% - Arancel 0,25%** (Acordada 10/99 C.S.J.N.) Venta "Ad Corpus" en moneda de contado y mejor postor en efectivo y en el acto de suscribir el boleto de compra venta. **Deudas:** a Fs. 1199 O.S.N. no se registra; a F.S. 1202/03 de Aguas Argentinas no se registra; a Fs. 1301 por expensas fecha 26/11/04 por U.F. N° 1 y primer; titular indiviso de 34,871% registra deuda por $20.550,83 a Fs. 1345/46 Gob. C. Bs. As. fecha 16/02/05 $512,16. Se deja constancia de autos así como lo adeudado en concepto de impuestos, tasas y contribuciones que quedarán a cargo del comprador para el supuesto que el producido del remate previa deducción de los créditos de autos no alcance para satisfacer todos los tributos adeudados. El comprador deberá constituir domicilio dentro del radio de asiento del Juzgado y para el caso que no depositara el saldo de precio dentro del quinto día de aprobado el remate al mismo se aplicará la tasa de interés que publique el Bco. Central de la República Argentina *desde el boleto y hasta su efectivo pago según lo normado en Art. 584 del Cód. Procesal. No se* admitirá la compra en comisión, ni la cesión de boleto compra venta, se deja constancia de la existencia servidumbre de paso, que surge de la información del Registro de la Propiedad de Inmueble obrante en autos. Exhibición: Los días 6 y 7 de Septiembre de 2005 de 10 a 12 hs.
Bs. As. 18 de Agosto de 2005.

MARIANO A. PIERETTI
Secretario

ROBERTO JORGE FRESNO • 4981-0079

D.Rafael R. Bronenberg Victorica - 4803-7048 y 15-5316-6340

EDICTO El Martillero D.Rafael R. Bronenberg Victorica, con domicilio legal en Junín 1533 9° "C" de la Capital Federal, Tel. 4803-7048 y (15) 5316-6340 designado por el Banco Societe Generale S.A. en su calidad de acreedor hipotecario, en los términos de los Art. 57, 58 y 59 de la ley 24.441 comunica por tres días en los autos caratulados "Banco Societe Generale S.A. c/Alfinca S.A. s/ejec. Especial ley "24.441" Expte. N° 103728/03, en tramite por ante el Juzgado Nacional de 1° Instancia en lo Civil N° 18, Secretaría Única, con *sede en la Avda. de los Inmigrantes 1950, 5° piso de la Capital Federal, que el día 14 de septiembre de 2005 a las 14.00 hs. en* punto en el Salón de la Corporación de Rematadores, sito en la calle Tte. Gral. Juan D. Perón 1233 de esta Capital Federal, procederá a la venta en pública subasta del Inmueble ubicado en la Avenida Juan Bautista Alberdi N° 1295/1297/1299, esquina Hortiguera nros 190/192/194 y 196, Unidad Funcional N° 5, ubicada en el quinto piso, Unidad Complementaria N° V ubicada en la planta sótano y 2/13 avas partes indivisas de la Unidad Complementaria N°. IX, ubicada en la planta baja, Nomenclatura Catastral, Circ. 5, Secc. 42, Manzana 92, Parcela 18, Matricula FR-5-6223/5 y Unidades Complementarias V y IX parte indivisa de esta Capital Federal. Ocupado por terceros en carácter de locatarios, que no exhibieron en ningún momento documento que así los acredite, la unidad ocupa todo el piso y tiene palier privado, amplio living-comedor con piso de madera con un baño junto al living, pasillo que conduce a dos habitaciones alfombradas, y un baño completo, una tercera habitación también alfombrada con baño en suite, y en el fondo la habitación principal con baño en suite y vestidor. La propiedad tiene además balcones sobre calle Alberdi y Hortiguera, cocina con comedor diario, lavadero y habitación de servicio con baño, y una entrada de servicio con acceso a la cocina. Las 2/13 avas partes de la UC IX, corresponden a dos espacios destinados a guardacoches, y por último en el sótano se encuentra la UC N° 5 destinada a baulera que tiene el número 5 escrito en la pared. Superficie Total incluyendo complementarias: 407,01 mts2 Deudas unificadas: por ABL. al 25/10/04 la suma de $ 21.644.21.-, por Aguas Argentinas S.A. al 21/10/04 la suma de $965,27-, por O.S.N. al 21/10/04 sin deuda y por expensas al 31/7/05 la suma de $20.252,7. La venta se realizará al contado y al mejor postor. BASE DE VENTA: $ 245.911,51.-. En caso de fracasar el primer remate por falta de postores, el día 21 de septiembre de 2005 a las 14.00 hs. En el mismo lugar que el anterior, saldrá con la base reducida en un 25% es decir la suma de $184.433,64. De persistir *la falta de postores pesada la media hora, saldrá a la venta sin base.- Seña: 30%; Comisión: 3%, todo en dinero en efectivo en el* acto del remate pudiendo ser abonado con cheque certificado a la orden del martillero. El saldo de precio deberá abonarse en dinero en efectivo y sin necesidad de requerimiento previo alguno dentro del décimo día de realizado el remate, en el domicilio del acreedor hipotecario, sito en Reconquista 330 de esta Capital Federal, en el horario de 10 a 15 hs., bajo apercibimiento del art. 62 de la ley 24.441. No se admitirá la compra en comisión ni la indisponibilidad de los fondos. Exhibición los días 8 y 9 de septiembre de 2005 de 11 a 12 hs. El comprador deberá constituir domicilio legal en Capital Federal. Con respecto a la deuda por tasas, impuestos, contribuciones y expensas, deberá estarse a la doctrina plenaria sentada el 18/2/1999 por la Excma. Cámara del Fuero Civil in re "Servicios Eficientes S.A. c/Yabra, Isaac R. S/ejecución hipotecaria". La escritura traslativa de dominio se otorgara por ante el escribano que designe la parte actora, Buenos Aires, 25 de agosto de 2005.

EDICTO: Por CINCO días. El Juzgado Civil y Comercial Nro. 5. Secretaría Nro. 9 del Depto. Judicial de San Isidro, ha ordenado en autos "LACIAR JORGE S/ QUIEBRA" que el Martillero Julio Alberto Bezruk, venda en Pública Subasta, al contado, en dinero en efectivo o cheque certificado y al mejor postor, el día 16 de septiembre de 2005 a las 9.30 hs. en el salón de remates sito en Alte. Brown Nro. 160 de San Isidro, el 100% de un inmueble ubicado con frente a la calle Colectora a Ruta 5, Km. 81 aprox. haciendo esquina a la calle D. Mariquita Thompson de la localidad de Olivera, Pdo. de Luján, Pcia. De Buenos Aires, el que es parte del Establecimiento "Las Acacias", designado en el plano 64-273-48 como lote siete de la fracción A, inscripto en la Matrícula 3098 del Pdo. de Luján, Nom. Cat. Circ. III - Parc. 480-x, el cual consta de una fracción de terreno que mide 119 mts. Aprox. de frente sobre la colectora Ruta 5 y 73 mts. de fondo sobre la calle D. Mariquita Thompson, sobre el cual se encuentra una vivienda tipo chalet de 2 ambientes con 2 baños en regular estado de conservación, otra construcción sin paredes ni revoques y una pileta de material, todo *cercado por un alambrado perimetral* y una puerta de acceso sobre la colectora tipo tranquera. CONDICIONES: BASE: $788. SEÑA: 30%, COMISION: 2% más IVA. Sellado 1%, todo a cargo del comprador. El saldo de precio deberá ser depositado dentro del quinto día de aprobado el remate, sin necesidad de notificación o intimación bajo apercibimiento de lo dispuesto por el art. 585 del CPCC. El Comprador deberá constituir domicilio en el radio del juzgado (Art. 133 CPCC). Queda prohibida la compra en comisión. Los impuestos, tasas y contribuciones serán a cargo de la compradora a partir de la posesión y los gastos de inscripción serán a cargo del comprador en su totalidad. El adquirente deberá pagar además del precio, las deudas por expensas comunes, en la medida que el precio de la cosa no alcance para ello. El Inmueble se encuentra ocupado por la Sra. Marta Liliana Ibaña y sus 4 hijos menores de edad, en su carácter de ocupantes. Los concurrentes a la subasta deberán acreditar su nombre, número de documento y domicilio y suscribir el libro pertinente para poder ingresar al Salón de Remates. VISITAS: Días 9, 12, 13, 14 y 15 de septiembre de 2005, entre las 10 y 13 hs. San Isidro, 8 de agosto de 2005. DIANA CECILIA SEGOVIA - Auxiliar Letrada. v31

Whirlpool Argentina S.A.

Restitución de Aportes Irrevocables: Inscripta en la Inspección General de Justicia bajo el N° 9539, Libro 107, Tomo "A" de Sociedades Anónimas el día 29/12/89, con sede social en Reconquista 360 Piso 6 (C1003ABH), Ciudad Autónoma de Buenos Aires. Comunica que por Asamblea General Extraordinaria del 4/7/2005 se resolvió por unanimidad restituir aportes irrevocables por la suma de $ 32.996.711 a moneda homogénea (es decir, $ 15.000.000 en moneda histórica a la fecha de los aportes), a su accionista Multibras S.A. Electrodomésticos realizados en las siguientes fechas y montos: 11/05/2001 por el equivalente en pesos de u$s 9.000.000 y el 10 de agosto de 2001 por el equivalente en pesos de u$s 6.000.000. La valuación del activo y pasivo social al 31 de diciembre de 2000 fue de $ 113.254.693 y $ 32.759.210, respectivamente. El monto del Patrimonio Neto de la Sociedad al 31 de diciembre de 2004, incluyendo los Aportes es, a moneda homogénea, de $ 97.398.198. Luego de restituidos los aportes el saldo del Patrimonio Neto de la Sociedad será de $ 64.401.487. Los acreedores de la Sociedad podrán expresar su oposición en los términos de los artículos 204 y 83 inciso 3°, último párrafo de la Ley de sociedades Comerciales y las Resoluciones Generales de la Inspección General de Justicia Números 25/04 y 1/05, en la sede social de 10 a 18 hs. Autorizada por acta de Asamblea General Extraordinaria del 4/7/2005.

Melisa Victoria Becker. Autorizada

BANCO HIPOTECARIO S.A.

Aviso complementario de la convocatoria a la Asamblea General Ordinaria de Accionistas de Banco Hipotecario S.A. efectuada para el día 31 de agosto de 2005: Conforme resolución del Directorio de la Comisión Nacional de Valores de fecha 24/8/05, se hace saber que las causas de dicha convocatoria es la distinta interpretación dada a las normas jurídicas y estatutarias aplicables a la remuneración de los directores de la sociedad por parte de ciertos directores y *síndicos de la misma. En la asamblea de accionistas se someterá a su* consideración las interpretaciones invocadas respecto del art. 71 de la Ley de Sociedades Comerciales y, en su caso, de cuál de los límites establecidos en el art. 261 Ley de Sociedades Comerciales resulta aplicable al pago de los honorarios sometidos a consideración y lo establecido en el Capítulo III de las Normas de la Comisión Nacional de Valores. Sin perjuicio de ello se recuerda que de conformidad con el segundo párrafo del art. 71 de la Ley 17.811 (decreto 677/01), se encuentra en la sede social a disposición de los señores accionistas toda otra información que puedan requerir al respecto. Buenos Aires, 25 de agosto de 2005.

Fdo.: Clarisa Estol
Presidente

Transferencia Fondo de Comercio

María Juana Eggimann, Escribana Pública, domicilio: Carlos Pellegrini 1163, piso 4° oficina 103, Capital Federal, AVISA, que "M.I.I. MOBILIARE E INMOBILIARE INTERNAZIONALE, SOCIETA PER AZIONI SUCURSAL ARGENTINA" con domicilio legal en Reconquista 336, 3° piso Capital Federal, vende a "Hotelera Austral S.A.", domicilio Av. Santa Fé 1726, Capital Federal, el fondo de comercio correspondiente al "HOTEL LANCASTER" ubicado en Av. Córdoba 405, Reconquista 850, Tres Sargentos 410, ciudad de Bs. As., negocio de Hotel 700110- Restaurante 602000- Bar, café (602020), Despacho de bebidas (602030) y venta de helados (601050), libre de deuda y gravamen, toman a su cargo el siguiente personal: Alarcon Agileo, ingresó: 11/01/1982, OF. OF. VS. Audisio Carlos Martín, ingresó: 4/12/1998, Recepción, Avendaño, Olga Leonor, ingresó: 1/3/1992, Mucama. Benitez Claudio Alejandro, ingresó: 1/4/2002, Ayud. Cocina., Bordalotta, Gabriela Carla, ingresó: 1/9/2004, Aprendiz. Buera Roque Abel, ingresó: 11/11/1999, Vigilancia., Buera Ricardo David, ingresó: 1/10/2003, Vigilancia. Burriguin Ana Marta, 1/4/1993, Planchadora. Caporali Silvia Nora, ingresó 24/9/1976, Jefe Adm., Carrizo Florencio Nicolás, ingresó: 23/8/1982, Cafetero. Caceres Juan Bautista, ingresó: 1/10/2003, Cafetero. Cisnero Clara Elena, ingresó: 1/11/1993, Mucama. Chiarello Marcela Alejandra, ingresó: 1/6/1996. Emp. Adm., Diaz Mónica Lorena, ingresó: 1/12/2003, Moza, Delmonte Fernando Gustavo, ingresó: 1/9/2003, Emp. Adm., Fernández José Luis, ingresó: 1/01/1997, Empl. Adm., Fontana Ricardo Julián, ingresó: 16/12/1983, Portero. Galarza Ramon Atanasio, ingresó: 23/10/1969, Mensajero Administrativo, González Martín Luis Felipe Antonio, ingresó: 1/4/1998, Emp. Adm., Gonzalez Marcelo Ramón, ingresó: 9/9/1985, Lavador a máquina. Ibáñez Sotelo, Gladys Isabel, 1/8/1992, Mucama. Jaspe Martín Nicolás, ingreso: 1/1/2004, Recepcionista, Lopez Leonardo David, ingresó: 1/9/2000, Vigilancia. Luna Néstor Fernando, ingresó: 1/3/1981, Mensajero. Medina Esteban, ingresó: 13/1/1998, OF. OF. VS., Medina Alejandro Esteban Martín, ingresó: 1/4/1998, OF. OF. VS. Moreno Héctor Dalmiro ingresó: 01/10/1982, Mensaj., Navarro Bravo Ana María, ingresó: 01/05/1994, Reserva y Ventas. Nieva Zelando Oscar, ingresó: 1/12/1966, Mozo, Pierotti, Jimena Natacha, ingresó: 1/7/2002, Moza, Perez Huamani Martha Flora, 1/03/2004, Ayudante Cocina, Oño Carlos Alberto, ingresó: 1/07/1987, Mozo, Quian Pallacura Juan Enrique, ingresó: 1/04/1999, OF. OF. VS., Rodriguez Carina Cecilia ingresó: 1/05/2002 Moza, Rodriguez Norma Beatriz, ingresó: 26/4/88, Mucama, Roldan Silvia Mónica, ingresó: 1/08/1992, Mucama, Soler Manuel, ingresó: 1/01/1990, Recepcionista., Von Borowski Victor Eugenio, ingresó: 28/4/2001, Recepcionista., Almaraz Alba Norma, ingresó: 1/05/2005, Mucama, Jesús Aníbal Lopez, ingresó: 1/02/2005, Aprendiz. Romano Juan Carlos, ingresó: 1/08/1992, Recepcionista, Romano Héctor Ruperto, ingresó: 02/06/1988, Peon, Moraez Paula Gimena, ingresó: 10/11/2004, Auxiliar Adm. Niro Angel Esteban, ingresó: 01/12/2004, Aprendiz. Tapia Juan Carlos, ingresó: 10/08/1992, Mensajero. Hácese saber que conforme lo dispuesto en autos: "M.I.I. Mobiliare e Inmobiliare Internazionale Societa per Azioni s/Concurso Preventivo" (Juzgado Nacional de Primera Instancia en lo Comercial n°2, Secretaría N°4) la presente operación no alcanza a los acreedores concursales. Reclamos de Ley en domicilio Escribana Eggimann. María Juana.

D. Rafael R. Bronenberg Victorica 4803-7048 y 15-5316-6340

EDICTO

El Martillero D. Rafael R. Bronenberg Victorica, con domicilio legal en Junín 1533 9° "C" de la Capital Federal, Tel. 4803-7048 y (15) 5316-6340 designado por el Banco Societe Generale S.A. en su calidad de acreedor hipotecario, en los términos de los Art. 57,58 y 59 de la ley 24.441 comunica por tres días en los autos caratulados "Banco Societe Generale S.A. c/Cirignoli, Fernando Ceferino s/ejec. Especial ley 24.441" Expte. N° 103091/03, en tramite por ante el Juzgado Nacional de 1° Instancia en lo Civil N° 101, a cargo del Dr. Alejandro C. Verdeguer, Secretaría Única, a cargo del Dr. Eduardo A. Caruso, sito en la Avda. de los Inmigrantes 1950, 6° piso de la Capital Federal, que el día 8 de septiembre de 2005 a las 14.00 hs. en punto en el Salón de la Corporación de Rematadores, sito en la calle Tte. Gral. Juan D. Perón 1233 de esta Capital Federal, procederá ante el escribano público Don Ernesto Marino, a la venta en pública subasta del Inmueble ubicado en la calle Moreno 1900 esquina a la calle Italia, del paraje denominado Villa Gregoria Matorras, Villa Ballester, partido de General San Martín, jurisdicción de la Provincia de Buenos Aires, Nomenclatura Catastral Circ. 11, Secc. 1, Manzana 39, Parcela 32 "c", Partida: 90.913. Matricula 36.530 según constatación efectuada en Fecha 12/10/2004, dicho inmueble se encuentra desocupado y tiene las siguientes características. Se trata de un galpón de dos plantas con entre piso, en planta baja, una nave de 10x25 metros aprox., una oficina chica y un hall de 3x2 metros y de 3x4 metros aprox. en forma respectiva, un local de ochava del terreno de aprox. 7x8 metros, dos baños y un sector próximo a la escalera de aprox. 8x8 metros. En el entrepiso, de poca altura, una superficie que ocupa casi toda la superficie de la planta baja, con algunos sectores que balconean a esa misma planta. En la planta del primer piso una nave que ocupa toda la superficie del terreno con techo parabólico, con estructura de hierro y chapas de zinc, hay en éste piso un sector a medio construir. El estado general es de abandono y suciedad, con vidrios faltantes y los pisos son de cemento. Deudas por Aguas Argentinas al 29/04/05 la suma de $26.061,14- Dirección General de Rentas de la Provincia de Buenos Aires al 31/05/05 la suma de $13.259,30.-; Municipalidad de tres de Febrero la suma de 23.311,82.- La venta se realizará al contado y al mejor postor. BASE DE VENTAS: $59.570,18.- En caso de fracasar el primer remate por falta de postores, el día 15 de septiembre de 2005 a las 14.00 hs. En el mismo lugar que el anterior, saldrá con la base reducida en un 25% (Conf. Art. 61 ley 24.441), es decir la suma de $44.677,64- Y en caso de persistir la falta de postores, se efectuara una nueva subasta media hora mas tarde, es decir, a las 14.30, en el mismo lugar antes citado, sin base. Seña: 30%; Comisión: 3%; 0,50 sellado de ley, todo en dinero en efectivo en el acto del remate pudiendo ser abonado con cheque certificado a la orden del martillero. El saldo de precio deberá abonarse en dinero en efectivo y sin necesidad de requerimiento previo alguno dentro del décimo día de realizado el remate, en el domicilio del acreedor hipotecario, sito en Reconquista 330 de esta Capital Federal, en el horario de 10 a 15 hs., bajo apercibimiento del art. 62 de la ley 24.441. No se admitirá la compra en comisión ni la indisponibilidad de los fondos. Exhibición los días 5 y 6 de septiembre de 2005 de 15 a 18 hs. El comprador deberá constituir domicilio legal en Capital Federal. Con respecto a la deuda por tasas, impuestos, contribuciones y expensas, deberá estarse a la doctrina plenaria sentada el 18/2/1999 por la Excma. Cámara del Fuero Civil in re "Servicios Eficientes S.A.: c/Yabra, Isaac R. S/ejecución hipotecaria". Buenos Aires, 24 de agosto de 2005.

TRANSFERENCIA DE FONDO DE COMERCIO. En cumplimiento ley 11867 se anuncia transferencia de fondos de comercio "PARRILLA ALEJO", rubro gastronomía, calle Paraguay 3000 esquina Agüero, Capital. Vendedor: Isidro Alejo Brilaz, dom. Maure 2007, Ing. Pablo Noguez, Prov. Bs. As.. Comprador: Anastrafy Bernal SRL, dom. Arévalo 2077, Cap.; Prof. Interviniente: Carlos A. Negri, abogado Insc. CPACF T° 23 F° 303, Paraná 123, piso 7°, of. 179, Cap. Te. 4374-8984.

El Juzgado de Primera Instancia en lo Civil y Comercial de la Cuarta Nominación, a cargo de la Dra. Wilma Sara Martínez, Juez, sito en calle French N° 166 de la ciudad de Resistencia, Capital de la Provincia del Chaco, cita por EDICTOS a la firma FABRICANTES UNIDOS S.A., los cuales se publicarán por dos (2) días en el Boletín Oficial de la Nación y en un diario de la jurisdicción de Capital Federal, para que el término de tres (3) días de la última publicación comparezcan a estar a derecho en los autos caratulados "PROVINCIA DEL CHACO C/FRABRICANTES UNIDOS S.A. S/APREMIO, EXPTE. N° 346/03", bajo apercibimiento de designársele Defensor de Ausentes para que los represente en el juicio. Resistencia, 17 de Mayo de 2004. *Lidia Márquez. Abogada Secretaria.*

El martillero publico Manuel Lastra c/ofic. en Junín 1431 ,10 B (15)4998-2408 designado por el ejecutante acreedor hipotecario en las actuaciones judiciales en tramite ante el Juzgado Nacional 1era Instancia Civil 2, Secretaría Unica, con asiento en Talcahuano 490 , Cap.Fed. en autos "Banco Hipotecario S.A. c/Benitez María Cristina s/ej.de Hip..Ley 24441" exp.86.061-04, en los términos del art 57 y conc.de la Ley 24441 comunico por el termino de tres días que rematare públicamente el 5 de setiembre 2005 a las 9,30 hs en el salón de Talcahuano 479,Cap. Fed ante Escribano Publ., la finca sita en Pedro Pitrau 1420 , P.1, "8" U.F.11 , Villa Fox (Barrio Sarmiento), Ciudad y Pdo.de Zarate ,Pcia. Bs. As. Polig. 01-03 Nom. Cat.: C2.-S.6-P.1-M.95- Sup.U.F 46,32 m2 - Porc.3,65 % Matr. N° 10415/11 Consta de 2 dormitorios, pasillo c/placards, baño, liv.comedor y cocina. Mal estado Ocupada c/intimación a la desocupación s/constatación notarial Exhibición: 1 y 2/9 de 14 a 18 hs. La venta se realiza Ad Corpus y en el estado físico y jurídico en que el bien se encuentra. Base $ 5.509 De no haber postores en la base establecida a la media hora se reducirá la misma en un 25%, y si aun persistiera la falta de postores, a la media hora se rematara Sin Base. Seña:30% *Comisión:3% Sellado: 1% Todo al contado, efectivo y al mejor postor. El comprador debera abonar el* saldo de precio al acreedor dentro de los 10 días hábiles de efectuado el remate, bajo apercibimiento de lo establecido en el art 62 y conc. y debera constituir domicilio en la Cap.Fed. No procedera la compra en comision. Se hace saber el plenario del Fuero Civil en autos "Servicios Eficientes S.A. c/Yabra R.s/ ej. del 18-2-99. Los gastos y honorarios de escrituracion estaran a cargo del comprador. Deudas: c/Rentas $1.356,80 a 31-7-05, c/Municip.$ 5.640 a Ag.05 ,c/ Aguas – (CEZ) $ 1.113,27 a Ag.05 y Expensas $240.- a jul.05 Ult.Exp.$ 20. Buenos Aires 24 de agosto de 2005-

El martillero publico Manuel Lastra c/ofic. en Junín 1431 ,10 B (15)4998-2408 designado por el ejecutante acreedor hipotecario en las actuaciones judiciales en tramite ante el Juzgado Nacional 1era Instancia Civil 24, Secretaría Unica, con asiento en Talcahuano 550, Cap.Fed. en autos "Banco *Hipotecario S.A. c/ Villar Sergio M. s/ej.Esp.Ley 24441"* exp. 109.819-02, en los términos del art 57 y conc.de la Ley 24441 comunico por el termino de tres días que rematare públicamente el 5 de setiembre 2005 a las 10 hs en el salón de Talcahuano 479,Cap. Fed ante Escribano Publico, la finca sita en Pilcomayo 317-9, PB.,1° y 2°P., U.F.2, Pdo.de Lanus ,Pcia.Bs.As. Nom. Cat.: CI-S.C-P. 10-M. 1- Polig 00-02, 01-01 y 02-01 Sup.U.F.225,37m2- Porc.0,535 % Matric. 30.847-2 Consta de cocina, comedor, 2 living, baño chico en P.B; en P.A. 3 dormitorios, baño, sala de estar, patio chico y terraza. Buen estado Ocupada c/intimación a la desocupación s/ constatación notarial Exhibición: 1 y 2 Septiembre de 16,30 a 18,30 hs. La venta se realiza Ad Corpus y en el estado físico y jurídico en que el bien se encuentra. Base $54.103 De no haber postores en la base establecida a la media hora se reducirá la misma en un 25%, y si aun persistiera la falta de postores, a la media hora se rematara Sin Base. Seña:30% Comisión:3% Sellado: 1% Todo al contado, efectivo y al mejor postor. El comprador deberá abonar el saldo de precio al acreedor dentro de los 10 días hábiles de efectuado el remate, bajo apercibimiento de lo establecido en el art 62 y conc. y deberá constituir domicilio en la Cap. Fed. No procederá la compra en comisión. Se hace saber el plenario del Fuero Civil en autos "Servicios Eficientes S.A .c/Yabra R.s/ ej. del 18-2-99. Los gastos y honorarios de escrituración estarán a cargo del comprador. Deudas: c/Rentas $1.356,80 a 31-7-05, c/Municip. $1.313,25 a 1-8-05 y Ag. Arg. $ 46,56 a 1-8-05 Buenos Aires 22 de agosto de 2005-

WILLMOR Sociedad Anónima

Convócase a los señores Accionistas de WILLMOR Sociedad Anónima a Asamblea General Ordinaria y Extraordinaria, la que tendrá lugar el 12 de Septiembre de 2005, a las 11:00 horas en primera Convocatoria, y en segunda Convocatoria, de haber fracasado la primera, para el mismo día a la hora 12:00, en Avenida de Mayo 701 Piso 18 de esta Capital Federal, a fin de tratar el siguiente

ORDEN DEL DIA

1° Reforma de los artículos cuarto, quinto, sexto y noveno del Estatuto Social.
2° Absorción de pérdidas acumuladas de la Sociedad por la suma de $ *18.603.478 con las cuentas Prima de Emisión por $ 2.380.078 y Ajuste de Capital por $ 16.223.400.*
3° Designación de dos accionistas para firmar el acta.

NOTA: Los Señores Accionistas para asistir a la Asamblea General Ordinaria y Extraordinaria en primera convocatoria o segunda Convocatoria deberán *depositar en Avenida de Mayo 701 Piso 18 en el horario de 10:00 a 17:00 hasta* el 6 de septiembre de 2005, sus acciones o certificados emitidos por los Organismos Autorizados.

Buenos Aires, 8 de Agosto de 2005. EL DIRECTORIO
Alberto José Lafalla - Presidente

2. Convocatorias y Avisos Comerciales

2.1. CONVOCATORIAS

NUEVAS

"A"

ALL - AMÉRICA LATINA LOGÍSTICA ARGENTINA S.A.

CONVOCATORIA

Convócase a los Accionistas a Asambleas General Ordinaria y Extraordinaria de Accionistas para el día 8 de septiembre en primera convocatoria a las 10 hs., y en segunda convocatoria, en caso de fracasar la primera, a las 11 hs., en la Avda. Santa Fe 4636 3er Piso, de la Ciudad Autónoma de Buenos Aires, a fin de considerar el siguiente:

ORDEN DEL DIA:

1°) Ratificación de la Asamblea Ordinaria y Extraordinaria de fecha 6 de julio 2004 mediante la cual se trató el siguiente:

ORDEN DEL DIA:

a) Reforma integral de los estatutos incluyendo pero no limitándose a reformas en el objeto, capital social, establecimiento de tipo de acciones, disponibilidad de las acciones, forma de su transferencia, órgano de administración, comité ejecutivo, comisión fiscalizadora, órgano de gobierno, distribución de utilidades, limitación a modificaciones estatutarias posteriores, disolución y liquidación de la sociedad, responsabilidad de la sociedad y de sus accionistas.
b) Redistribución de acciones.
c) Determinación del número de los miembros del Directorio y su designación. Designación de los miembros de la Comisión Fiscalizadora.
d) Cambio de domicilio de la sede social.
e) Otorgamiento de las autorizaciones necesarias en relación a lo resuelto en los puntos precedentes.
2°) Reforma de Estatutos. Adecuación de las garantías de los Directores a las Resoluciones Generales IGJ N° 20/2004 y 1/2005.
3°) Exposición de los motivos respecto de la demora en la convocatoria a la Asamblea.
4°) Aprobación del convenio de aportes irrevocables de fecha 4 de noviembre de 2004.
5°) Consideración del Informe de los auditores, Estados Contables, Memoria e Informe de la Comisión Fiscalizadora correspondientes al ejercicio cerrado al 31 de diciembre de 2004.
6°) Consideración del destino a dar al resultado del ejercicio.
7°) Consideración de la gestión del Directorio y de la Comisión Fiscalizadora.
8°) Consideración de los honorarios del Directorio y de la Sindicatura.
9°) Determinación del número de los miembros del Directorio y su designación.

Designación de los miembros de la Comisión Fiscalizadora. Eduardo Rubén Oliver. Vicepresidente a cargo de Presidencia. Vicepresidente electo en Acta de Asamblea de fecha 6 de julio de 2004 de elección de autoridades y de Directorio del día 6 de julio de 2004 de distribución de cargos.

Certificación emitida por: Esteban E. A. Urresti. N° Registro: 337. N° Matrícula: 2341. Fecha: 17/08/05. N° Acta: 34. Libro N°: 165.

NOTA: Se publica nuevamente en razón de haber aparecido con error de imprenta en la edición del 22/8/05.

e. 29/8 N° 72.284 v. 29/8/2005

ARCOLANA S.A.

CONVOCATORIA
ASAMBLEA GENERAL ORDINARIA

Por 5 días - Convoca a los Sres. Accionistas a la Asamblea Gral. Ordinaria que se celebrará el día 13 de septiembre de 2005 a las 10 hs. en primera convocatoria y a las 11 hs. en segunda convocatoria, de conformidad con lo dispuesto en el artículo décimo segundo del estatuto, en su sede social en la calle Suipacha 1172 Piso 8 Dpto. "A", Capital Federal para tratar el siguiente:

ORDEN DEL DIA:

1°) Designación de dos accionistas para firmar el acta.
2°) Consideración de la documentación prevista por el Art. 234 inc. 1) de la ley 19.550 correspondiente al ejercicio económico N° 1 finalizado el 31 de diciembre de 2004.
3°) Informe y consideración de Memoria y Balance del Ejercicio económico N° 1, finalizado el 31 de diciembre de 2004.
4°) Análisis de la gestión del Directorio.
5°) Motivo por la citación fuera de término de la Asamblea correspondiente, por el ejercicio finalizado el 31 de diciembre de 2004.
6°) Temas varios.

Presidente - Nora Edel Duprat

Certificación emitida por: Susana M. Petrelli. N° Registro: 1028. N° Matrícula: 2996. Fecha: 24/08/05. N° Acta: 180. Libro N°: 32

e. 29/8 N° 72.741 v. 2/9/2005

ASOCIACION DE INGENIEROS Y TECNICOS DEL AUTOMOTOR

CONVOCATORIA A LOS SOCIOS

N° de inscripción en IGJ: 354038/5542. Estimado Consocio: Tenemos el agrado de dirigirnos a Ud. con el fin de convocarlo a la Asamblea General Ordinaria a celebrarse el día martes 30 de agosto de 2005 a las 17.00 hs. en AITA, Tucumán 340, 2° Piso, of. 8 Capital, parra tratar lo siguiente:

ORDEN DEL DIA:

1°) Designar dos Socios para la firma del Acta.
2°) Consideración y aprobación de la Memoria Anual, Inventario, Balance General, Cuenta de Gastos y Recursos e Informe de los Revisores de Cuentas correspondiente al 35° Ejercicio cerrado el 31 de diciembre de 2004.
3°) Elección de los miembros del Consejo Directivo.
4°) Designar dos Revisores de Cuentas Titulares y un Revisor de Cuentas Suplente.
5°) Determinación de la Cuota de Ingreso y Cuota anual.

Presidente electo por Asamblea, Acta N° 37, Fecha: 3 de agosto de 2004.
Buenos Aires, 22 de agosto de 2005.

Presidente - Roberto Casazza

Certificación emitida por: Escribano Juan M. Tamborenea. N° Registro: 71. Fecha: 22/08/05. N° Acta: 06. Libro N°: 25.

e. 29/8 N° 72.599 v. 29/8/2005

"B"

BANCO HIPOTECARIO S.A.

CONVOCATORIA

Aviso complementario de la convocatoria a la Asamblea General Ordinaria de accionistas de BANCO HIPOTECARIO S.A. efectuada para el día 31 de agosto de 2005: Conforme resolución del Directorio de la Comisión Nacional de Valores de fecha 24/8/05, se hace saber que las causas de dicha convocatoria es la distinta interpretación dada a las normas jurídicas y estatutarias aplicables a la remuneración de los Directores de la sociedad por parte de ciertos directores y síndicos de la misma. En la Asamblea de accionistas se someterá a su consideración las interpretaciones invocadas respecto del art. 71 de la Ley de Sociedades Comerciales y, en su caso, de cuál de los límites establecidos en el art. 261 Ley de Sociedades Comerciales resulta aplicable al pago de los honorarios sometidos a consideración y lo establecido en el Capítulo III de las Normas de la Comisión Nacional de Valores. Sin perjuicio de ello se recuerda que de conformidad con el segundo párrafo del art. 71 de la Ley 17.811 (Dec. 677/01), se encuentra en la sede social a disposición de los señores accionistas toda otra información que puedan requerir al respecto.
Buenos Aires, 25 de agosto de 2005.
Clarisa Estol. Presidente según resulta del Acta de Directorio número 121 del 29/4/2003. Firma certificada en el sello de certificaciones de firmas n° F. 001864464, 25/8/05.

Presidente - Clarisa Estol

Certificación emitida por: Elizabeth Córdoba. N° Registro: 453. N° Matrícula: 4253. Fecha: 25/8/05. N° Acta: 74. Libro N° 50.

e. 29/8 N° 22.253 v. 29/8/2005

BROCKS INFORMATION TECHNOLOGY S.A.

CONVOCATORIA

Convócase a Accionistas de BROCKS INFORMATION TECHNOLOGY S.A. a Asamblea General Ordinaria y Extraordinaria para el día 15 de setiembre de 2005 a las 10 horas en primera citación, y 11 horas en segunda citación en Maipú 859, 8° piso, Buenos Aires, para tratar el siguiente:

ORDEN DEL DIA:

1°) Consideración documentos art. 234 inc. 1° de la Ley 19.550 correspondientes al Ejercicio Social cerrado el 31 de diciembre de 2004.
2°) Consideración de la gestión de Directorio durante el ejercicio finalizado el 31 de diciembre de 2004.
3°) Remuneraciones del Directorio.
4°) Honorarios del Director Sergio Esteban Bianchi. Artículo 261 de la Ley de Sociedades Comerciales.
5°) Consideración del Resultado y su destino.
6°) Designación de autoridades.
7°) Designación de Síndico Titular y suplente.
8°) Motivos de la convocatoria fuera del plazo legal.
9°) Ratificación de las decisiones de las Asambleas Ordinarias de fechas 12/06/2001, 14/05/2002, 27/04/2003 y 27/04/2004.
10) Tratamiento del destino de la "Reserva Legal" de pesos novecientos setenta con 28/100 ($ 970,28).
11) Tratamiento del saldo de la cuenta "Ajuste de Capital" de pesos catorce mil trescientos sesenta y siete con seis centavos ($ 14.367,06).
12) Modificación del artículo octavo del estatuto social en función de lo dispuesto por la Resolución 20/2004 de la I.G.J.
13) Designación de dos accionistas para firmar el acta. El Directorio.

Presidente designado por Acta de Asamblea de fecha 27/04/2004.-

Carlos H. Anino Campana

Certificación emitida por: Rubén A. Bulfoni Almeida. N° Registro: 1700. N° Matrícula: 4044. Fecha: 18/08/2005. N° Acta: 023. Libro N°: 22.

e. 29/8 N° 72.597 v. 2/9/2005

"C"

CERRITO CAR S.A.

CONVOCATORIA

Se convoca a Asamblea General Ordinaria y Extraordinaria de Accionistas para el día 26 de septiembre de 2005 a las 14:00 horas en primera convocatoria y a las 15:00 horas en segunda convocatoria a celebrarse en la sede social de la sociedad sita en la calle Cerrito 1568 de la ciudad de Buenos Aires, para considerar el siguiente:

ORDEN DEL DIA:

1°) Designación de dos accionistas para firmar el acta.
2°) Consideración de los motivos por los cuales se convocó la asamblea fuera de término.
3°) Consideración de la documentación del artículo 234 inciso 1 de la Ley 19.550 correspondiente al ejercicio de la Sociedad cerrado con fecha 31 de diciembre de 2004.
4°) Consideración de la gestión de los miembros del directorio.
5°) Consideración de la remuneración de los miembros del directorio.
6°) Consideración y aprobación de la gestión de la sindicatura.
7°) Consideración de la remuneración de la sindicatura.

Rubén Eduardo Nalberg - Presidente - Designado por Asamblea de fecha 8 de febrero de 2005 y su cuarto intermedio de fecha 10 de marzo de 2005.

Certificación emitida por: Ricardo Doldan Aristizabal. N° Registro: 1879. N° Matrícula: 4563. Fecha: 17/08/2005. N° Acta: 101. Libro N°: 50.

e. 29/8 N° 72.569 v. 2/9/2005

"D"

DESEFA S.A.

CONVOCATORIA

Convócase a los Señores Accionistas a Asamblea General Ordinaria en primera convocatoria, a celebrarse el día 23 de septiembre de 2005 a las 15.00 hs., en las sede social de la calle Tucumán 2575, piso 8 dto. 52 de la Ciudad Autónoma de Buenos Aires, para tratar el siguiente:

ORDEN DEL DIA:

1°) Designación de dos Accionistas para redactar y firmar el Acta de Asamblea, conjuntamente con la Sra. Presidente.
2°) Consideración y resolución sobre la Memoria, Balance General, Estado de Resultados, Estado de Evolución del Patrimonio Neto, Notas, Anexos y cuadros de DESEFA S.A., correspondiente al ejercicio económico Nro. 26 finalizado el 30 de junio de 2005.
3°) Consideración de los actuado por el Directorio. Ratificación de honorarios.
4°) Distribución de utilidades.
5°) Designación de los miembros del Directorio y fijación de su retribución.
6°) Informe de la situación judicial actual.
7°) Asuntos varios.

La documentación correspondiente a los estados contables se encuentra a disposición de los accionistas en la sede social conforme lo dispuesto en el art. 67 LSC en el horario de 09.00 hs. a 12.00 hs.

Presidente - Sara Haydée Rabinovich

Certificación emitida por: Carlos A. Lozano. N° Registro: 921. N° Matrícula: 2127. Fecha: 23/08/05. N° Acta: 76. Libro N°: 27.

e. 29/8 N° 72.564 v. 2/9/2005

"E"

ENTRETENIMIENTOS ARGENTINA S.A.

CONVOCATORIA

Convócase a los Sres. accionistas de ENTRETENIMIENTOS ARGENTINA S.A. a la Asamblea General Ordinaria para el día 14 de septiembre de 2005 a las 15.00 horas en primera convocatoria y a las 16.00 horas en segunda, a celebrarse en la sede social de Cerrito 1136, 1er. Piso Frente, Capital Federal, para tratar el siguiente:

ORDEN DEL DIA:

1°) Designación de dos accionistas para firmar el Acta.-
2°) Razones de la convocatoria fuera de término por los Ejercicios Económicos cerrados el 30 de septiembre de 2002, el 30 de septiembre de 2003 y el 30 de septiembre de 2004.-
3°) Consideración de la Memoria, Inventario, Estado de Resultados y destino de los mismos, Estado de Evolución del Patrimonio Neto, Notas y Anexos correspondientes al Ejercicio Económico cerrado al 30 de septiembre de 2002.-
4°) Consideración de la Memoria, Inventario, Estado de Resultados y destino de los mismos, Estado de Evolución del Patrimonio Neto, Notas y Anexos correspondientes al Ejercicio Económico cerrado al 30 de septiembre de 2003.-
5°) Consideración de la memoria, Inventario, Estado de Resultados y destino de los mismos, Estado de Evolución del Patrimonio Neto, Notas y Anexos correspondientes al Ejercicio Económico cerrado al 30 de septiembre de 2004.-
6°) Aprobación de la gestión del Directorio.-
7°) Fijación del número de Directores y elección de los mismos con mandato por los dos próximos.

Ejercicios que cierran el 30 de septiembre de 2004 y el 30 de septiembre de 2005. Autorizado Acta Asamblea N° 6 del 6/1/2002.

Presidente - Armando Valentín Pérez

Certificación emitida por: Juan Carlos Forestier. N° Registro: 2138. N° Matrícula: 4455. Fecha: 23/08/05. N° Acta: 1. Libro N°: 13.

e. 29/8 N° 72.607 v. 2/9/2005

ESTANCIA SAN MIGUEL SAACIFeI

CONVOCATORIA A
ASAMBLEA GENERAL ORDINARIA

Convócase a los Accionistas a la Asamblea General Ordinaria para el día 20 de septiembre de 2005, en 1ra y 2da convocatoria a las 13 y 14 hs. respec-

ENGLISH TRANSLATION OF EXHIBIT 12

[Daily Bulletin of the Buenos Aires Stock Exchange-Thursday, August 25, 2005]

NOTICES

BANCO HIPOTECARIO S.A.

Note No. 296
Buenos Aires, August 25, 2005

To the
Buenos Aires Stock Exchange:

Re: Banco Hipotecario S.A.´s General Ordinary Shareholders´ Meeting to be held on 08/31/2005

I address you in order to request that the following notice be published in the Bulletin issued by the Buenos Aires Stock Exchange, in connection with the Banco Hipotecario S.A.´s General Ordinary Shareholders´ Meeting to be held on August 31, 2005.

"BANCO HIPOTECARIO S.A.

Supplementary notice to the Notice calling the General Ordinary Shareholders´ Meeting of Banco Hipotecario S.A. scheduled for August 31, 2005: Pursuant to the resolution of the Board of Directors of the Argentine Securities Commission dated August 24, 2005, it is hereby informed that the reason for such call is the existence of different interpretations, given by both certain directors and the syndics, to the provisions contained in the laws and in the bank's bylaws in connection with the compensation payable to the bank's directors. At the shareholders´ meeting, the attending shareholders shall deal with the interpretations invoked in relation to Section 71 of the Business Companies Law, and if applicable, they shall also consider which one of the limits imposed by Section 261 of the Business Companies Law applies to the payment of fees submitted to consideration as well as the provisions set forth in Chapter III of the Regulations of the Argentine Securities Commission. The above notwithstanding, I wish to remind shareholders that in accordance with second paragraph of Section 71 of Law No. 17,811 (Decree 677/01), any other information that shareholders may require in this respect is available at the bank's registered office. Buenos Aires, August 25, 2005. Clarisa Estol - President".

In this connection, it is put on record that the Notice in question shall be published in the Official Gazette and "La Prensa" newspaper on Monday, August 29, 2005.

Sincerely yours,

Ernesto Viñes
Attorney-in-fact

“BANCO HIPOTECARIO S.A.

Supplementary Notice to the Notice calling the General Ordinary Shareholders' Meeting of Banco Hipotecario S.A. scheduled for August 31, 2005: Pursuant to the resolution of the Board of Directors of the Argentine Securities Commission dated August 24, 2005, it is hereby informed that the reasons for such call is the existence of different interpretations, afforded both by certain directors and by the syndics, to the provisions contained both in the legislation and in the entity's bylaws and applicable to the compensation of the entity's directors. In the course of the shareholders' meeting, the interpretations invoked in relation to section 71 of the Business Companies Law shall be submitted to the consideration of those in attendance, and if applicable, consideration shall also be given to which one of the limits imposed by section 261 of the Business Companies Law applies to the payment of fees submitted to consideration as well as the provisions set forth in Chapter III of the Regulations of the Argentine Securities Commission. The above notwithstanding, we wish to remind shareholders that in accordance with second paragraph of section 71 of Law No. 17,811 (Decree 677/01), any other information that shareholders may require in this respect is available at the registered office of the entity. Buenos Aires, August 25, 2005. Clarisa Estol – President.”

ACTA DE ASAMBLEA GENERAL ORDINARIA N° 47. En la ciudad de Buenos Aires, a los 31 días del mes de mayo de 2004, siendo las 18,20 horas se reúnen en la sede social sita en Reconquista 151, Capital Federal, en Asamblea General Ordinaria, los señores accionistas del "BANCO HIPOTECARIO S.A." que figuran inscriptos en los folios 8 a 9 del Libro de Depósito de Acciones y Registro de Asistencia a las Asambleas N° 3 de la Sociedad, a fin de tratar los puntos del Orden del Día consignados en el Acta de Directorio N° 147, de fecha 28 de abril de 2004, y que fueran publicados en el Boletín Oficial y en Diario "La Prensa" los días 4 al 7 y 10 de abril de 2004 inclusive. Concurren en primera convocatoria 18 accionistas representados por medio de mandatarios y 3 accionistas por derecho propio, tenedores en conjunto de 139.377.199 acciones ordinarias escriturales de las Clases "A", "B", "C" y "D", representativas del 92,92% del capital social en circulación equivalente a $ 1.393.771.990 con derecho a 256.424.709 votos, bajo la presidencia de la Sra. Clarisa Diana LIFSIC de ESTOL en calidad de Presidente de la Sociedad. Se registra la asistencia de los señores Directores Eduardo Sergio ELSZTAIN, Julio Augusto MACCHI, Carlos Bernardo PÍSULA, Edgardo FORNERO, Federico L. BENSADÓN, Gabriel A. REZNIK, Guillermo Horacio SORONDO, Pablo D. VERGARA DEL CARRIL, Ernesto M. VIÑES y Saúl ZANG. Asimismo se encuentran presentes los señores Síndicos Dres. Néstor Luis FUKS, Nicolás DILERNIA, José Daniel ABELOVICH y Ricardo FLAMMINI. Asiste asimismo el Cr. Ariel SCHMUTZ en representación de la Bolsa de Comercio de Buenos Aires. Seguidamente, verificado el quórum, la señora Presidente consulta a los accionistas presentes si alguno tiene algún inconveniente u observación como consecuencia de la demora producida por las razones que son de conocimiento de los presentes. Seguidamente y en razón de no haberse formulado objeciones al acto, la señora Presidente declara abierta la Asamblea y somete a consideración de los señores Accionistas el primer punto del Orden del Día: **I. DESIGNACIÓN DE DOS ACCIONISTAS PARA APROBAR Y SUSCRIBIR EL ACTA**. Solicita la palabra la representante del accionista RITELCO S.A., Dra. Carolina Zang, quien propone que el acta de Asamblea sea aprobada y suscripta por los representantes de los accionistas ESTADO NACIONAL y RITELCO S.A., adelantando su voto favorable en tal sentido. A continuación, la señora Presidente somete a consideración de los Accionistas la moción presentada. Efectuada la votación correspondiente, la señora Presidente informa que la moción resulta aprobada por 227.548.509 de votos a favor, representativos del 100% de los votos emitidos. No se registran votos en contra y se hace constar la abstención del accionista identificado con el Número de Orden 6 (THE BANK OF NEW YORK ADRs, por 9.625.400 acciones). Acto seguido, la señora Presidente pone a consideración de la Asamblea el segundo punto del Orden del Día: **II.**

EXPLICACIÓN DE LOS MOTIVOS POR LOS CUALES LA ASAMBLEA SE LLEVA A CABO FUERA DEL PLAZO ESTABLECIDO POR LAS NORMAS DE LA COMISIÓN NACIONAL DE VALORES. Sobre el particular, la señora Presidente informa a accionistas que la demora en la realización de la presente Asamblea Ordinaria, obedeció a que la definición sobre algunos asuntos que debían ser sometidos a decisión de la asamblea, demandaron un tiempo mayor al esperado. Entre ellos, menciona el relacionado con la propuesta de designación del auditor certificante de los estados contables correspondientes al ejercicio 2004. A este respecto y con el propósito de dar mayor transparencia al proceso de selección de la Auditoría Externa, el Banco llevó a cabo un concurso de antecedentes y precios entre auditores externos registrados ante el Banco Central de la República Argentina. Esa evaluación recién pudo culminar a mediados de abril último y sus resultados, de conformidad con las normas del Decreto N° 677/01 y las normas reglamentarias de la Comisión Nacional de Valores fueron sometidos a consideración del Comité de Auditoría. Dicho Comité si bien emitió opinión favorable respecto al Estudio de Auditoría Externa seleccionado, recomendó que el mismo efectuara una rotación de los profesionales que se encargarían de desarrollar las tareas de auditoría. Ello, determinó que recién a fines de abril se conocieran los nombres del socio responsable y del auditor nominados para auditar los estados contables. En suma, los aspectos comentados y otros de menor significación, fueron determinantes para que la convocatoria a la asamblea recién pudiera aprobarse en la reunión realizada por el Directorio el 28 de abril último. En este estado, solicita la palabra el representante del Accionista RITELCO S.A. (Número de Orden 13), señora María Alejandra Cervio, quien mociona para que se tengan por debidamente explicados y justificados los motivos que determinaron que la presente Asamblea se lleve a cabo fuera del plazo establecido por las Normas de la Comisión Nacional de Valores, adelantando su voto favorable en tal sentido. Sometida a consideración de los señores Accionistas la moción presentada, solicita la palabra el representante del Accionista ESTADO NACIONAL, señor Juan Pablo Montesano, quien pone de manifiesto que el Accionista que representa toma nota de las razones expuestas por las cuales la Asamblea se lleva a cabo fuera del plazo establecido por las Normas de la Comisión Nacional de Valores, pero entiende que dichas razones no deben someterse a voto. Por tal motivo, se abstendrá de votar la moción presentada. Efectuada la votación de la moción presentada por el Accionista RITELCO S.A., la señora Presidente informa que la misma resulta aprobada por 113.179.947 votos a favor, representativos del 100% de los votos emitidos. No se registran votos en contra y se hace constar la abstención de los accionistas Números de Orden: 1 (BANCO DE LA NACIÓN ARGENTINA - FIDUCIARIO DEL FIDEICOMISO DE ASISTENCIA AL F. F. F. I.

R.), 2 (BANCO DE LA NACIÓN ARGENTINA - CTA. GERENTE Y TESORERIA GENERAL), 3 (ESTADO NACIONAL - MINISTERIO DE ECONOMIA), 4 (BANCO DE LA NACIÓN ARGENTINA - FIDUCIARIO DEL FIDEICOMISO DEL P. P. P.), 5 (BANCO DE LA NACIÓN ARGENTINA - FIDUCIARIO DEL FIDEICOMISO DE ASISTENCIA AL F. F. F. I. R.), 6 (THE BANK OF NEW YORK ADRs, por 9.625.400 acciones), 8 (QUANTUM INDUSTRIAL PARTNERS) y 10 (EMOF LLC). A continuación la señora Presidente, pone a consideración de la Asamblea el tercer punto del Orden del Día: III. **CONSIDERACIÓN DE LA DOCUMENTACIÓN PRESCRIPTA POR EL ARTÍCULO 234, INCISO 1° DE LA LEY N° 19.550, CORRESPONDIENTE AL EJERCICIO SOCIAL CERRADO EL 31/12/03**. Al respecto, la señora Presidente pone de relieve que la totalidad de la documentación que conforma los Estados Contables Generales y la Memoria de la sociedad correspondientes al Ejercicio cerrado el 31/12/03, ha sido aprobada por el Directorio con fechas 18 de febrero de 2004 y 28 de abril p.pdo., respectivamente. Asimismo señala que los Estados Contables a ser considerados cuentan con los pertinentes dictámenes de la Comisión Fiscalizadora y de los Auditores Externos de la Sociedad y que dicha documentación ha sido puesta en conocimiento de los señores Accionistas dando cumplimiento alos recaudos legales previstos al efecto. Una vez cedida la palabra a los señores accionistas, la representante del accionista RITELCO S.A., señora María Alejandra Cervio, mociona a fin de que se tengan por leídos y aprobados los documentos que oportunamente se pusieran a consideración de los Accionistas, correspondientes a los Estados Contables Generales para el Ejercicio cerrado al 31/12/03, consistentes en el Estado de Situación Patrimonial y el Estado de Situación Patrimonial Consolidado, el Estado de Resultados y el Estado de Resultados Consolidado, el Estado de Origen y Aplicación de Fondos y el Estado de Origen y Aplicación de Fondos Consolidado, el Estado de Evolución del Patrimonio Neto, los respectivos Anexos y Notas, como asimismo la Memoria correspondiente al referido Ejercicio, adelantando su voto favorable en tal sentido. Sometida a consideración de los señores Accionistas la moción presentada, la señora Presidente informa que la misma resulta aprobada por 194.033.391 votos a favor, representativos del 100 % de los votos emitidos. No se registran votos en contra y se deja constancia de la abstención de los accionistas Números de Orden: 6 (THE BANK OF NEW YORK ADRs, por 9.625.400 acciones), 8 (QUANTUM INDUSTRIAL PARTNERS) y 10 (EMOF LLC). Acto seguido, la señora Presidente pone a consideración de la Asamblea el cuarto punto del Orden del Día: IV. **CONSIDERACIÓN DEL DESTINO DE LAS UTILIDADES DEL EJERCICIO**. Al respecto, solicita la palabra la representante del Accionista RITELCO S.A., señora María Alejandra Cervio, quien pone de manifiesto que en atención a las disposiciones del B.C.R.A. y lo establecido en el Artículo 71 de la Ley de Sociedades Comerciales, mociona

que se apruebe que las utilidades del ejercicio finalizado el 31 de diciembre de 2003, de $ 255.202 miles, se destinen a absorber las pérdidas reflejadas en la cuenta "Resultados no Asignados", previa deducción de los montos que se aprueben en concepto de honorarios al tratarse los puntos VI y VIII del Orden del Día de la presente y con cargo al ejercicio bajo consideración, delegándose en el Directorio las facultades para su implementación, adelantando su voto favorable en tal sentido. La señora Presidente somete a consideración de los señores Accionistas la moción presentada. En este estado, solicita la palabra el representante del Accionista ESTADO NACIONAL, señor Juan Pablo Montesano, quien pone de manifiesto que las instrucciones impartidas por el Accionista ESTADO NACIONAL con relación a este punto del Orden del Día se limitan a votar que se destinen las utilidades del ejercicio a la cuenta Resultados No Asignados. En virtud de ello, al incluirse en la moción presentada una previa deducción de los montos que se aprueben en concepto de honorarios, se abstendrá de votarla. Finalizada la votación, la moción formulada por el Accionista RITELCO S.A. resulta aprobada por 105.495.579 votos a favor, representativos del 100% de los votos emitidos. No se registran votos en contra y se deja constancia de la abstención de los accionistas Números de Orden: 1 (BANCO DE LA NACIÓN ARGENTINA - FIDUCIARIO DEL FIDEICOMISO DE ASISTENCIA AL F. F. F. I. R.), 2 (BANCO DE LA NACIÓN ARGENTINA - CTA. GERENTE Y TESORERIA GENERAL), 3 (ESTADO NACIONAL - MINISTERIO DE ECONOMIA), 4 (BANCO DE LA NACIÓN ARGENTINA - FIDUCIARIO DEL FIDEICOMISO DEL F. P. P.), 5 (BANCO DE LA NACIÓN ARGENTINA - FIDUCIARIO DEL FIDEICOMISO DE ASISTENCIA AL F. F. F. I. R.), 6 (THE BANK OF NEW YORK ADRs, por 9.625.400 acciones), 8 (QUANTUM INDUSTRIAL PARTNERS) y 10 (EMOF LLC), 14 (ORIGENES AFJP - FONDO NEGOCIABLE) y 15 (CONSOLIDAR FONDO). A continuación la señora Presidente pone a consideración de los señores Accionistas el quinto punto del Orden del Día: V. <u>CONSIDERACIÓN DE LA GESTIÓN DEL DIRECTORIO Y LA COMISIÓN FISCALIZADORA</u>. Hace uso de la palabra la representante del Accionista RITELCO S.A., quien mociona por la aprobación de la gestión de los señores Directores y miembros de la Comisión Fiscalizadora en relación a lo actuado durante el ejercicio bajo tratamiento, adelantando su voto favorable en tal sentido. La señora LIFSIC de ESTOL somete a consideración de los señores Accionistas la moción presentada, dejando constancia de la abstención de los Accionistas ELSZTAIN, ZANG y de la Sra. Presidente. Producida la votación correspondiente, la moción resulta aprobada por 226.915.416 votos a favor, representativos del 100% de los votos emitidos. No se registran votos en contra y se deja constancia de la abstención de los accionistas Números de Orden: 6 (THE BANK OF NEW YORK ADRs, por 9.625.400 acciones), 16 (EDUARDO SERGIO ELSZTAIN), 17 (EDUARDO SERGIO ELSZTAIN), 18 (EDUARDO SERGIO

ELSZTAIN), 19 (ZANG, SAUL Y/O SLIAPNIC, GILDA MONICA) y 20 (LIPSIC, CLARISA Y/O ESTOL, CONRADO JOSE). Acto seguido, la señora Presidente somete a consideración de los señores Accionistas el sexto punto del Orden del Día: VI. CONSIDERACIÓN DE LAS REMUNERACIONES ABONADAS AL DIRECTORIO POR FUNCIONES TÉCNICO ADMINISTRATIVAS DE $ 2.504 MILES, DURANTE EL EJERCICIO ECONÓMICO FINALIZADO EL 31/12/03, EL CUAL ARROJÓ QUEBRANTO COMPUTABLE EN LOS TÉRMINOS DE LAS NORMAS DE LA COMISIÓN NACIONAL DE VALORES Y ADEMÁS, PARA LOS DIRECTORES INTEGRANTES DEL COMITÉ EJECUTIVO, LA APROBACIÓN DEL PAGO DE LA CANTIDAD DE $ 2.552 MILES EN CONCEPTO DE PARTICIPACIÓN EN LAS GANANCIAS Y DE $ 2.500 MILES POR ESTIMACIÓN DE LA APRECIACIÓN DEL VALOR ACCIONARIO, AUTORIZADO POR LA ASAMBLEA ORDINARIA N° 13, CELEBRADA EL 28/4/99. La señora Presidente pone de relieve que, de acuerdo a lo previsto por el artículo 14, incisos a) y b) del Estatuto Social y de conformidad con lo dispuesto por la Asamblea Ordinaria de fecha 30 de mayo de 2003, los señores Directores han percibido un importe global, comprensivo de honorarios y remuneraciones, de pesos $ 2.504 miles, que incluye las sumas percibidas como retribución por los señores Directores que desempeñaron funciones ejecutivas y/o gerenciales permanentes. En cumplimiento de lo dispuesto en el Libro 1, Capítulo III.3., artículo 6°, apartado a) de las Normas de la Comisión Nacional de Valores, el Directorio hace constar que las remuneraciones asignadas a sus miembros resultan, a su entender, adecuadas, ello en consideración a las responsabilidades, tiempo dedicado a sus funciones, competencias, idoneidad y valores de los servicios en el mercado, así como al desempeño por parte de los señores Directores de comisiones técnico-administrativas y/o funciones ejecutivas. Por otra parte, de conformidad a los regímenes remunerativos aprobados por la Asamblea General Ordinaria N° 13 y habiéndose configurado los supuestos allí previstos, se somete a consideración de los accionistas la aprobación del pago a los directores que integran el Comité Ejecutivo de la cantidad de $ 2.552 miles en concepto de participación en las ganancias y de $ 2.295 miles determinado en función de la apreciación del valor accionario. A continuación la señora Presiente cede la palabra a los señores accionistas, dejando aclarado que los accionistas ELSZTAIN, ZANG y la Sra. Presidente se abstienen de votar con relación al presente punto del Orden del Día. Solicita la palabra la representante del Accionista RITELCO S.A., quien mociona para que se apruebe la suma de $ 2.504 miles como retribución global de los señores Directores, en la forma que la misma ha sido distribuida de acuerdo a las previsiones estatutarias y en atención a las comisiones técnico-administrativas y funciones especiales desempeñadas por los mismos. Asimismo y con relación al actual ejercicio en curso, mociona para que los señores Directores perciban mensualmente, de conformidad a las

previsiones estatutarias y a cuenta de honorarios por el corriente ejercicio, una suma similar a la total mensual percibida durante el año 2003. Además, mociona por la aprobación del pago para los directores integrantes del Comité Ejecutivo de la cantidad de $ 2.552 miles en concepto de participación en las ganancias y de $ 2.295 miles por apreciación del valor accionario, importes ambos a ser distribuidos conforme determine el propio Comité Ejecutivo, según fuera autorizado por la Asamblea General Ordinaria N° 13, celebrada el 28/04/99; de acuerdo a lo aprobado en el punto IV, todo ello con cargo al ejercicio bajo consideración, delegándose en el Directorio las facultades para su registración, adelantando su voto favorable en tal sentido. A continuación, solicita la palabra el representante del Accionista ESTADO NACIONAL, señor Juan Pablo Montesano, quien en función de las instrucciones impartidas por el Accionista con relación a este punto del Orden del Día solicita que se dividan las mociones presentadas por la representante del Accionista RITELCO S.A.. Luego de una breve deliberación, la representante del Accionista RITELCO S.A. accede a desdoblar su moción. En tal sentido presenta como Moción N° 1: "que se apruebe la suma de $ 2.504 miles como retribución global de los señores Directores, en la forma que la misma ha sido distribuida de acuerdo a las previsiones estatutarias y en atención a las comisiones técnico-administrativas y funciones especiales desempeñadas por los mismos. Asimismo y con relación al actual ejercicio en curso, mociona para que los señores Directores perciban mensualmente, de conformidad a las previsiones estatutarias y a cuenta de honorarios por el corriente ejercicio, una suma similar a la total mensual percibida durante el año 2003" y como Moción N° 2: "que se apruebe el pago para los directores integrantes del Comité Ejecutivo de la cantidad de $ 2.552 miles en concepto de participación en las ganancias y de $ 2.295 miles por apreciación del valor accionario, importes ambos a ser distribuidos conforme determine el propio Comité Ejecutivo, según fuera autorizado por la Asamblea General Ordinaria N° 13, celebrada el 28/04/99. De acuerdo a lo aprobado en el punto IV, todo ello con cargo al ejercicio bajo consideración, delegándose en el Directorio las facultades para su registración" y adelantando su voto favorable en el sentido de las mociones efectuadas. La señora Presidente invita a los accionistas a votar la "Moción N° 1". Finalizada la votación correspondiente, la moción resulta aprobada por 226.915.416 votos a favor, representativos del 100% de los votos emitidos. No se registran votos en contra y se deja constancia de la abstención de los accionistas Números de Orden: 6 (THE BANK OF NEW YORK ADRs, por 9.625.400 acciones), 16 (EDUARDO SERGIO ELSZTAIN), 17 (EDUARDO SERGIO ELSZTAIN), 18 (EDUARDO SERGIO ELSZTAIN), 19 (ZANG, SAUL Y/O

SLIAPNIC, GILDA MONICA) y 20 (LIFSIC, CLARISA Y/O ESTOL, CONRADO JOSE). Acto seguido, la señora Presidente somete a votación la "Moción N° 2". Producida la misma, la moción resulta aprobada por 141.411.972 votos a favor, representativos del 100 % de los votos emitidos. No se registran votos en contra y se deja constancia de la abstención de los accionistas Números de Orden: 1 (BANCO DE LA NACIÓN ARGENTINA - FIDUCIARIO DEL FIDEICOMISO DE ASISTENCIA AL F. F. F. I. R.), 2 (BANCO DE LA NACIÓN ARGENTINA - CTA. GERENTE Y TESORERIA GENERAL), 3 (ESTADO NACIONAL - MINISTERIO DE ECONOMIA), 4 (BANCO DE LA NACIÓN ARGENTINA - FIDUCIARIO DEL FIDEICOMISO DEL P. P. P.), 5 (BANCO DE LA NACIÓN ARGENTINA - FIDUCIARIO DEL FIDEICOMISO DE ASISTENCIA AL F. F. F. I. R.), 6 (THE BANK OF NEW YORK ADRs, por 9.625.400 acciones), 14 (ORIGENES AFJP - FONDO NEGOCIABLE), 16 (EDUARDO SERGIO ELSZTAIN), 17 (EDUARDO SERGIO ELSZTAIN), 18 (EDUARDO SERGIO ELSZTAIN), 19 (ZANG, SAUL Y/O SLIAPNIC, GILDA MONICA) y 20 (LIFSIC, CLARISA Y/O ESTOL, CONRADO JOSE). A continuación, la señora Presidente pone a consideración de la Asamblea el séptimo punto del Orden del Día: VII. **CONSIDERACIÓN DE LA RENOVACIÓN Y ADECUACIÓN DEL PLAN DE REMUNERACIONES APROBADO POR LA ASAMBLEA ORDINARIA N° 13, DE CONFORMIDAD AL ART. 14, INC. C), AP.(I) DE LOS ESTATUTOS SOCIALES**. Solicita la palabra la representante del Accionista RITELCO S.A., Dra. Carolina Zang, quien en atención el vencimiento del Régimen de Derechos sobre Apreciación del Valor Accionario aprobado por Asamblea General Ordinaria N° 13, de fecha 28 de abril de 1999, aplicable a los señores Directores que integran el Comité Ejecutivo; mociona y vota a fin que, de conformidad a lo prescripto en el inciso c) apartado (i) del artículo 14 del Estatuto de la sociedad, se renueve dicho Régimen en los mismos términos y condiciones, por un nuevo período de cinco (5) años, con excepción de: a) que se tomará como Valor Inicial a los fines del nuevo período, el correspondiente al Valor Final del régimen de cuya renovación se trata; y b) que el devengamiento del beneficio opere a fin de cada año comprendido en el período de renovación, en la proporción correspondiente, adelantando su voto favorable en tal sentido. A continuación, solicita la palabra el representante del Accionista ESTADO NACIONAL, señor Juan Pablo Montesano, quien pone de manifiesto que deberá abstenerse de votar con respecto a la renovación y adecuación del Plan de Remuneraciones aprobado por la Asamblea Ordinaria N° 13 de conformidad al artículo 14, inciso c), apartado i) de los estatutos sociales, en atención a la falta de información sobre las propuestas existentes y el impacto que puedan representar para la economía de la Sociedad. El representante del Accionista BANCO DE LA NACIÓN ARGENTINA - FIDUCIARIO DEL FIDEICOMISO DEL P. P. P. (Número de Orden 4), señor Carlos Domingo Le Fort, adhiere a lo expresado por el señor Juan Pablo Montesano. Acto seguido, la señora

Presidente invita a los señores accionistas a emitir su voto con relación a la moción presentada, dejando constancia que los accionistas ELSZTAIN, ZANG y la Sra. Presidente se abstienen de votar con relación al tema que se considera. Finalizada la votación correspondiente, la señora Presidente informa que la moción formulada por el Accionista RITELCO S.A. resulta aprobada por 138.377.604 votos a favor, representativos del 94,74% de los votos emitidos. Se registran 7.684.368 votos en contra, correspondientes a los accionistas identificados con los Números de Orden 14 (ORIGENES AFJP - FONDO NEGOCIABLE) y 15 (CONSOLIDAR FONDO) que representan el 5,26% de los votos emitidos. Se deja constancia de la abstención de los accionistas Números de Orden: 1 (BANCO DE LA NACIÓN ARGENTINA - FIDUCIARIO DEL FIDEICOMISO DE ASISTENCIA AL F. F. F. I. R.), 2 (BANCO DE LA NACIÓN ARGENTINA - CTA. GERENTE Y TESORERIA GENERAL), 3 (ESTADO NACIONAL - MINISTERIO DE ECONOMIA), 4 (BANCO DE LA NACIÓN ARGENTINA - FIDUCIARIO DEL FIDEICOMISO DEL P. P. P.), 5 (BANCO DE LA NACIÓN ARGENTINA - FIDUCIARIO DEL FIDEICOMISO DE ASISTENCIA AL F. F. F. I. R.), 6 (THE BANK OF NEW YORK ADRs, por 9.625.400 acciones), 16 (EDUARDO SERGIO ELSZTAIN), 17 (EDUARDO SERGIO ELSZTAIN), 18 (EDUARDO SERGIO ELSZTAIN), 19 (ZANG, SAUL Y/O SLIAPNIC, GILDA MONICA) y 20 (LIFSIC, CLARISA Y/O ESTOL, CONRADO JOSE). Acto seguido, la señora Presidente pone a consideración de la Asamblea el octavo punto del Orden del Día: VIII. <u>CONSIDERACIÓN DE LOS HONORARIOS DE LA COMISIÓN FISCALIZADORA</u>. Sobre el particular, la señora Presidente hace saber a los señores accionistas que de conformidad con lo resuelto por la Asamblea General Ordinaria realizada el día 30 del mes de mayo de 2003, durante el curso del ejercicio cerrado el 31.12.03 se abonó a los integrantes de la Comisión Fiscalizadora, en concepto de adelanto de honorarios, la suma global de $ 240.000. En este estado, solicita la palabra la representante del Accionista RITELCO S.A., señora María Alejandra Cervio, quien mociona para que se aprueben los honorarios globales por $ 240.000 percibidos a cuenta por los señores integrantes de la Comisión Fiscalizadora durante el ejercicio cerrado el 31.12.03, y, asimismo, que se incrementen tales honorarios en la suma necesaria a fin de equiparar los mismos a lo percibido durante el ejercicio por los Directores no ejecutivos. Esto último, con cargo al ejercicio bajo consideración, delegándose en el Directorio las facultades para su registración, de acuerdo a lo aprobado en el punto IV. Finalmente, mociona para que se autorice la percepción por parte de los señores síndicos, durante el ejercicio iniciado el 1/01/04, en forma mensual y a cuenta de honorarios, de una suma similar a la que perciben los directores no ejecutivos, adelantando su voto favorable en el sentido de las mociones efectuadas. A continuación solicita la palabra el representante del Accionista ESTADO NACIONAL, señor Juan Pablo Montesano,

quien pone de manifiesto que en función de las instrucciones impartidas por el Accionista que representa con relación al presente punto del Orden del Día, consistente en mociones y votar por el mantenimiento de la remuneración para el ejercicio en curso, estima conveniente que la moción formulada por el accionista RITELCO S.A. se desdoble en dos mociones. La Moción N° 1: "Que se aprueben los honorarios globales por $ 240.000 percibidos a cuenta por los señores integrantes de la Comisión Fiscalizadora durante el ejercicio cerrado el 31.12.03" y la Moción N° 2: "Que se incrementen tales honorarios en la suma necesaria a fin de equiparar los mismos a lo percibido durante el ejercicio por los Directores no ejecutivos. Esto último, con cargo al ejercicio bajo consideración, delegándose en el Directorio las facultades para su registración, de acuerdo a lo aprobado en el punto IV. Asimismo, que se autorice la percepción por parte de los señores síndicos, durante el ejercicio iniciado el 1/01/04, en forma mensual y a cuenta de honorarios, una suma similar a la que perciben los directores no ejecutivos". Contando con la conformidad de la representante del accionista RITELCO S.A. para desdoblar su moción en el sentido precedentemente expuesto, la señora Presidente invita a los accionistas a emitir su voto con relación a la "Moción N° 1". Producida la votación correspondiente, la señora Presidente informa que la moción resulta aprobada por 227.548.509 votos a favor, representativos del 100% de los votos emitidos. No se registran votos en contra y se hace constar la abstención del Accionista identificado con el Número de Orden 6 (THE BANK OF NEW YORK ADRs, por 9.625.400 acciones). Acto seguido, la señora Presidente somete a votación la "Moción N° 2". Producida la misma, la moción resulta aprobada por 139.010.697 votos a favor, representativos del 100 % de los votos emitidos. No se registran votos en contra y se deja constancia de la abstención de los accionistas Números de Orden: 1 (BANCO DE LA NACIÓN ARGENTINA - FIDUCIARIO DEL FIDEICOMISO DE ASISTENCIA AL F. F. F. I. R.), 2 (BANCO DE LA NACIÓN ARGENTINA - CTA. GERENTE Y TESORERIA GENERAL), 3 (ESTADO NACIONAL - MINISTERIO DE ECONOMIA), 4 (BANCO DE LA NACIÓN ARGENTINA - FIDUCIARIO DEL FIDEICOMISO DEL P. P. P.), 5 (BANCO DE LA NACIÓN ARGENTINA - FIDUCIARIO DEL FIDEICOMISO DE ASISTENCIA AL F. F. F. I. R.), 6 (THE BANK OF NEW YORK ADRs, por 9.625.400 acciones), 14 (ORIGENES AFJP - FONDO NEGOCIABLE) y 15 (CONSOLIDAR FONDO). Acto seguido, la señora Presidente somete a consideración de los Accionistas el noveno punto del Orden del Día: **IX. AUTORIZACIÓN EN LOS TÉRMINOS DEL ARTÍCULO 273 DE LA LEY N° 19.550, PARA QUE EL DR. JULIO A. MACCHI DESEMPEÑE FUNCIONES COMO DIRECTOR TITULAR DE ESTE BANCO**. Al respecto, la señora Presidente pone de manifiesto que el Dr. Julio A. Macchi, se ha venido desempeñando durante varios años en forma simultánea en los Directorios del Banco de Valores S.A. y de este Banco Hipotecario. Dicho aspecto fue evaluado por el Banco Central de la República Argentina al aprobar en 2001

su desempeño por un nuevo período como director titular de este Banco, ocasión en la que dispuso que debería abstenerse de intervenir en cualquier gestión, negociación o trámite que pudiera producirse entre Banco de Valores S.A. y esta entidad. En noviembre de 2003, la Oficina Anticorrupción del Ministerio de Justicia, Seguridad y Derechos Humanos, solicitó informaciones acerca del desempeño del Dr. Julio A. Macchi como director del Banco Hipotecario y Presidente del Banco de Valores S.A., en relación con las normas de las Ley de Sociedades Comerciales que regulan el ejercicio de actividades en competencia. No obstante habérsele hecho saber lo resuelto oportunamente por el Banco Central, la Oficina Anticorrupción recomendó mediante nota cursada el 2 de diciembre de 2003 que a los efectos previstos por el art. 273 de la Ley de Sociedades, se sometiera a decisión de la próxima asamblea ordinaria de accionistas la actuación del Dr. Macchi como director de este Banco, teniendo en cuenta su desempeño en el Directorio de Banco de Valores. A tal fin, se ha considerado conveniente poner el asunto a consideración de esta Asamblea. A continuación, solicita la palabra la representante del Accionista RITELCO S.A., señora María Alejandra Cervio, quien mociona que se apruebe en los términos del art. 273 de la Ley 19.550 y sus modificatorias el desempeño del Dr. Julio A. Macchi como director titular de este Banco en representación de las acciones Clase "A" sin perjuicio de su actuación simultánea en el Directorio de Banco de Valores S.A., a condición de que en el ejercicio de sus funciones se abstenga de intervenir en cualquier gestión, negociación o trámite que pueda involucrar al citado banco, adelantando su voto favorable en tal sentido. La señora Presidente somete a votación la moción formulada. Producida la misma, la señora Presidente informa que la moción resulta aprobada por 194.033.391 votos a favor, representativos del 100% de los votos emitidos. No se registran votos en contra y se hace constar la abstención de los accionistas Números de Orden: 6 (THE BANK OF NEW YORK ADRs, por 9.625.400 acciones), 8 (QUANTUM INDUSTRIAL PARTNERS) y 10 (EMOF LLC). Acto seguido, la señora Presidente pone a consideración de la asamblea el décimo punto del Orden del Día: X. DESIGNACIÓN DEL CONTADOR CERTIFICANTE PARA EL EJERCICIO DEL AÑO 2004. Sobre el particular, la Lic. LIFSIC de ESTOL informa que la Sociedad ha llevado a cabo una compulsa de precios tendiente a seleccionar la firma a proponer a los accionistas para que actúe en calidad de contador certificante en el presente ejercicio. En ese marco resultó seleccionada la firma "Price Waterhouse & Co", actual contador certificante externo de la sociedad, habiendo emitido el Directorio de la sociedad, por unanimidad, recomendación en el sentido de que se apruebe la designación de los socios de dicho Estudio, Contadores Públicos Gabriel Ronaldo Martini y Mirta Maletta en el carácter de auditor

externo titular y auditor externo suplente respectivamente, para la firma en calidad de contador certificante de los estados contables correspondientes al Ejercicio 2004, destacándose que para ello ha tenido en cuenta la opinión favorable vertida por el Comité de Auditoria en su reunión del 14 de abril de 2004. Asimismo, hace constar que de conformidad con lo establecido por las Normas de la Comisión Nacional de Valores, los auditores externos titular y suplente pertenecientes al mencionado Estudio han presentado ante la Comisión Nacional de Valores la declaración jurada prevista en el artículo 12 del Decreto N° 677/01 y las mismas han sido publicadas en el Boletín de la Bolsa de Comercio de Buenos Aires. En este estado, solicita la palabra la representante del Accionista RITELCO S.A. quien mociona para que se apruebe la designación de los socios de la firma Price Waterhouse & Co, Contadores Públicos Gabriel Ronaldo Martini y Mirta Maletta en calidad de auditores titular y suplente respectivamente, para la certificación de los estados contables de la sociedad correspondientes al Ejercicio que cerrará el 31.12.2004, adelantando su voto favorable en tal sentido. La señora Presidente somete a consideración de la Asamblea la moción efectuada. Finalizada la votación correspondiente, la moción resulta aprobada por 146.695.065 votos a favor, representativos del 100% de los votos emitidos. No se registran votos en contra y se hace constar la abstención de los accionistas N°s. de Orden: 1 (BANCO DE LA NACIÓN ARGENTINA - FIDUCIARIO DEL FIDEICOMISO DE ASISTENCIA AL F. F. F. I. R.), 2 (BANCO DE LA NACIÓN ARGENTINA - CTA. GERENTE Y TESORERIA GENERAL), 3 (ESTADO NACIONAL - MINISTERIO DE ECONOMIA), 4 (BANCO DE LA NACIÓN ARGENTINA - FIDUCIARIO DEL FIDEICOMISO DEL P. P. P.), 5 (BANCO DE LA NACIÓN ARGENTINA - FIDUCIARIO DEL FIDEICOMISO DE ASISTENCIA AL F. F. F. I. R.) y 6 (THE BANK OF NEW YORK ADRs, por 9.625.400 acciones). No habiendo más asuntos que tratar, se da por concluida la presente Asamblea, siendo las 19,00 horas. -

consistente en mociones y votar por el mantenimiento de la remuneración para el ejercicio en curso: Vale.-

ACTA DE ASAMBLEA ESPECIAL DE ACCIONISTAS CLASE "D" N° 48. En la ciudad de Buenos Aires, a los 31 días del mes de mayo de 2004, siendo las 19,01 horas se reúnen en la sede social sita en Reconquista 151, Capital Federal, los señores accionistas del "BANCO HIPOTECARIO S.A." que figuran transcriptos en los folios 10 a 11 del Libro de Depósito de Acciones y Registro de Asistencia a las Asambleas N° 3 de la Sociedad, en Asamblea Especial de Accionistas Clase D, a fin de tratar los puntos del Orden del Día consignados en el Acta de Directorio N° 147, de fecha 28 de abril de 2004, y que fueran publicados en el Boletín Oficial y en el Diario "La Prensa" los días 4 al 7 y 10 de abril de 2004 inclusive. Concurren en primera convocatoria 13 accionistas representados por medio de mandatarios y 3 accionistas por derecho propio, tenedores en conjunto de 58.523.755 acciones ordinarias escriturales de la Clase D, que representan el 84,64% del capital social correspondiente a la clase mencionada en circulación y el 84,64 % de los derechos de voto de dicha clase accionaria, bajo la presidencia de la señora Clarisa Diana LIFSIC de ESTOL en calidad de Presidente de la Sociedad. Se registra la asistencia de los señores Directores: Eduardo Sergio ELSZTAIN, Julio Augusto MACCHI, Carlos Bernardo PÍSULA, Edgardo FORNERO, Federico L. BENSADÓN, Gabriel A. REZNIK, Guillermo Horacio SORONDO, Pablo D. VERGARA DEL CARRIL, Ernesto M. VIÑES y Saúl ZANG. Asimismo están presentes los señores Síndicos: Dres. Néstor Luis FUKS, Nicolás DILERNIA, José Daniel ABELOVICH y Ricardo FLAMMINI. El Cr. Ariel SCHMUTZ lo hace en representación de la Bolsa de Comercio de Buenos Aires. Seguidamente, verificado el quórum y en razón de no haberse formulado objeciones al acto, la señora Presidente declara abierta la Asamblea y somete a consideración de los señores Accionistas el primer punto del Orden del Día: I. **DESIGNACIÓN DE DOS ACCIONISTAS PARA APROBAR Y SUSCRIBIR EL ACTA**. Solicita la palabra la representante del Accionista RITELCO S.A. (Número de Orden 8), señora María Alejandra Cervio, quien mociona para que el acta de Asamblea sea aprobada y suscripta por el representante del Accionista RITELCO S.A. y asimismo del accionista INVERSIONES FINANCIERAS DEL SUR, adelantando su voto favorable en tal sentido. La señora Presidente somete a consideración de los señores Accionistas la moción presentada. Producida la votación correspondiente, la señora Presidente informa que la moción resulta aprobada por 146.695.065 votos a favor, representativos del 100% de los votos emitidos. No se registran votos en contra y se deja constancia de la abstención del Accionista identificado con el Número de Orden 1 (THE BANK OF NEW YORK ADRs, por 9.625.400 acciones). A continuación, solicita la palabra la representante del Accionista RITELCO S.A., quien formula en carácter de moción de orden que se realice un breve receso, de 15 minutos, en la consideración del los temas incluidos en el

Orden del Día, a efectos de continuar su tratamiento una vez que concluyan las Asambleas Especiales de las Clases "B" y "C", convocadas para el día de la fecha. Los Accionistas aprueban en forma unánime la moción de orden precedentemente enunciada. Siendo las 19,15 horas la señora Presidente reanuda la presente Asamblea Especial de Accionistas Clase D, con la presencia de la totalidad de los accionistas presentes a su inicio, y somete a consideración de los Accionistas el segundo punto del Orden del Día: II. ELECCIÓN DE CINCO DIRECTORES TITULARES POR DOS EJERCICIOS, EN REEMPLAZO DE CINCO DIRECTORES TITULARES CON MANDATO CUMPLIDO. Solicita la palabra la representante del Accionista RITELCO S.A., señora María Alejandra Cervio, quien mociona para que sean redesignados los señores Directores titulares con mandato vencido Eduardo Sergio ELSZTAIN (DNI N° 14.014.114), Clarisa Diana LIFSIC de ESTOL (DNI N° 16.247.555), Saúl ZANG (L.E. N° 4.533.949) y Pablo D. VERGARA DEL CARRIL (DNI N° 17.139.402), todos ellos con mandato por dos (2) ejercicios. Asimismo mociona por la designación como Director titular del señor Pedro DEL PIERO (DNI N° 12.495.498), también con mandato por dos ejercicios, en reemplazo del Director titular con mandato vencido señor Marcos Marcelo MINDLIN, adelantando su voto favorable en tal sentido. A los fines previstos en la Resolución General N° 400/02 de la Comisión Nacional de Valores se informa que los señores Eduardo Sergio ELSZTAIN, Clarisa Diana LIFSIC de ESTOL, Saúl ZANG y Pablo D. VERGARA DEL CARRIL no revisten la condición de independientes, mientras que el señor Pedro DEL PIERO reviste tal condición. Asimismo se hace saber que ninguna de las personas nominadas se halla alcanzada por las inhabilidades previstas por el artículo 10 de la Ley de Entidades Financieras. A continuación, la señora Presidente somete a consideración de los señores Accionistas la moción presentada, poniendo de relieve que las personas precedentemente nominadas en calidad de Directores titulares han hecho conocer en forma fehaciente a la Sociedad, con anterioridad a la presente Asamblea, la aceptación del cargo propuesto. Efectuada la votación correspondiente, la señora Presidente informa que la moción resulta aprobada por 146.695.065 votos a favor, representativos del 100% de los votos emitidos. No se registran votos en contra y se deja constancia de la abstención del Accionista identificado con el Número de Orden 1 (THE BANK OF NEW YORK ADRs, por 9.625.400 acciones). Acto seguido, la señora Presidente somete a consideración de los señores Accionistas el tercer punto del Orden del Día: III. ELECCIÓN DE CUATRO DIRECTORES SUPLENTES, EN REEMPLAZO DE CUATRO DIRECTORES SUPLENTES CON MANDATO CUMPLIDO. Solicita la palabra la representante del Accionista RITELCO S.A., señora María Alejandra Cervio, quien mociona para que en reemplazo de los señores Directores suplentes con mandato vencido, sean designados en

calidad de Directores suplentes, en el orden que seguidamente se enuncia, los señores Martín Estaban PAOLANTONIO (DNI 17.580.155), Gustavo Daniel EFKHANIAN (DNI 17.012.120), Daniel Ricardo ELSZTAIN (DNI 23.086.679) y Juan Manuel QUINTANA (DNI 18.161.887), todos ellos con mandato por dos ejercicios. A los fines previstos en la Resolución General N° 400/02 de la Comisión Nacional de Valores se informa que los señores Martín Estaban PAOLOANTONIO, Gustavo Daniel EFKHANIAN, Daniel Ricardo ELSZTAIN y Juan Manuel QUINTANA, no revisten la condición de independientes, adelantando sù voto favorable en tal sentido. Asimismo se hace saber que ninguna de las personas nominadas se halla alcanzada por las inhabilidades previstas por el artículo 10 de la Ley de Entidades Financieras. A continuación, la señora Presidente somete a consideración de los señores Accionistas la moción presentada, poniendo de relieve que las personas precedentemente nominadas en calidad de Directores titulares han hecho conocer en forma fehaciente a la Sociedad, con anterioridad a la presente Asamblea, la aceptación del cargo propuesto. Efectuada la votación correspondiente, la señora Presidente informa que la moción resulta aprobada por 146.695.065 votos a favor, representativos del 100% de los votos emitidos. No se registran votos en contra y se deja constancia de la abstención del Accionista identificado con el Número de Orden 1 (THE BANK OF NEW YORK ADRs, por 9.625.400 acciones). No habiendo más asuntos que tratar, se da por concluida la presente Asamblea, siendo las 19,20 horas.-------------------

ACTA DE ASAMBLEA ESPECIAL DE ACCIONISTAS CLASE "B" N° 49. En la ciudad de Buenos Aires, a los 31 días del mes de mayo de 2004, siendo las 19,10 horas se halla presente en la sede social sita en Reconquista 151, Capital Federal, el señor representante del Accionista BANCO DE LA NACION ARGENTINA en su carácter de Fiduciario del Fideicomiso del Programa de Propiedad Participada, quien asienta constancia de su asistencia al folio 12 del Libro de Depósito de Acciones y Registro de Asistencia a las Asambleas N° 3 de la Sociedad, con motivo de la convocatoria a Asamblea Especial de Accionistas Clase B, como tenedor de 7.500.000 acciones ordinarias escriturales Clase B que representan el 100% del capital y votos correspondiente a esa clase de acciones, a fin de tratar los puntos del Orden del Día consignados en el Acta de Directorio N° 147, de fecha 28 de abril de 2004, y que fueran publicados en el Boletín Oficial y en el Diario "La Prensa" los días 4 al 7 y 10 de abril de 2004 inclusive, bajo la presidencia de la señora Clarisa Diana LIFSIC de ESTOL en su calidad de Presidente de la Sociedad. Se registra la asistencia de los señores Directores Eduardo Sergio ELSZTAIN, Julio Augusto MACCHI, Carlos Bernardo PÍSULA, Edgardo FORNERO, Federico L. BENSADÓN, Gabriel A. REZNIK, Guillermo Horacio SORONDO, Pablo D. VERGARA DEL CARRIL, Ernesto M. VIÑES y Saúl ZANG. Asimismo están presentes los señores Síndicos Dres. Néstor Luis FUKS, Nicolás DILERNIA, José Daniel ABELOVICH y Ricardo FLAMMINI. Asiste asimismo el Cr. Ariel SCHMUTZ en representación de la Bolsa de Comercio de Buenos Aires. Dada la asistencia del Accionista único por la Clase B y no habiéndose formulado objeciones al acto, la señora Presidente declara abierta la Asamblea y somete a consideración del Accionista el primer punto del Orden del Día.: I. DESIGNACIÓN DE ACCIONISTA PARA APROBAR Y SUSCRIBIR EL ACTA. Solicita la palabra el representante del Accionista BANCO DE LA NACIÓN ARGENTINA - FIDUCIARIO DEL FIDEICOMISO DEL PROGRAMA DE PROPIEDAD PARTICIPADA, señor Carlos Domingo Le Fort, quien manifiesta que corresponde que el acta de Asamblea sea aprobada y suscripta por el representante del Accionista único, mocionando y adelantando su voto favorable en tal sentido. En función de ello, la señora Presidente informa a los presentes que la moción precedente resulta aprobada por unanimidad. Acto seguido, la señora Presidente somete a consideración del Accionista el segundo punto del Orden del Día: II. ELECCIÓN DE UN DIRECTOR TITULAR POR DOS EJERCICIOS, EN REEMPLAZO DE UN DIRECTOR TITULAR CON MANDATO CUMPLIDO. Solicita la palabra el representante del Accionista BANCO DE LA NACIÓN ARGENTINA - FIDUCIARIO DEL FIDEICOMISO DEL PROGRAMA DE PROPIEDAD PARTICIPADA, señor Carlos Domingo Le Fort, quien mociona y vota por la postergación de la designación de un (1) director titular hasta la próxima Asamblea Especial de Clase "B". La señora Presidente informa a los presentes que la moción

formulada resulta aprobada por unanimidad. A continuación, la señora Presidente somete a consideración del Accionista el tercer punto del Orden del Día: III. ELECCIÓN DE UN DIRECTOR SUPLENTE, EN REEMPLAZO DEL DIRECTOR SUPLENTE CON MANDATO CUMPLIDO. Solicita la palabra el representante del Accionista BANCO DE LA NACIÓN ARGENTINA - FIDUCIARIO DEL FIDEICOMISO DEL PROGRAMA DE PROPIEDAD PARTICIPADA, señor Carlos Domingo Le Fort, quien mociona y vota por la postergación de la designación de un (1) director suplente hasta la próxima Asamblea Especial de Clase "B". La señora Presidente informa a los presentes que la moción precedentemente enunciada resulta aprobada por unanimidad. No habiendo más asuntos que tratar, se da por concluida la presente Asamblea, siendo las 19,12 horas.----------------

ACTA DE ASAMBLEA ESPECIAL DE ACCIONISTAS CLASE "C" N° 50. En la ciudad de Buenos Aires, a los 31 días del mes de mayo de 2004, siendo las 19,13 horas se halla presente en la sede social sita en Reconquista 151, Capital Federal, el señor representante del Accionista BANCO DE LA NACIÓN ARGENTINA en su carácter de Fiduciario del Fideicomiso de Asistencia al Fondo Fiduciario Federal de Infraestructura Regional, quien asienta constancia de su asistencia al folio 13 del Libro de Depósito de Acciones y Registro de Asistencia a las Asambleas N° 3 de la Sociedad, con motivo de la convocatoria a Asamblea Especial de Accionistas Clase C, como tenedor de 7.500.000 acciones ordinarias escriturales Clase C que representan el 100% del capital y votos correspondiente a esa clase de acciones, a fin de tratar los puntos del Orden del Día consignados en el Acta de Directorio N° 147, de fecha 28 de abril de 2004, y que fueran publicados en el Boletín Oficial y en el Diario "La Prensa" los días 4 al 7 y 10 de abril de 2004 inclusive, bajo la presidencia de la señora Clarisa Diana LIFSIC de ESTOL en su calidad de Presidente de la Sociedad. Se registra la asistencia de los señores Directores Eduardo Sergio ELSZTAIN, Julio Augusto MACCHI, Carlos Bernardo PÍSULA, Edgardo FORNERO, Federico L. BENSADÓN, Gabriel A. REZNIK, Guillermo Horacio SORONDO, Pablo D. VERGARA DEL CARRIL, Ernesto M. VIÑES y Saúl ZANG. Asimismo están presentes los señores Síndicos Dres. Néstor Luis FUKS, Nicolás DILERNIA, José Daniel ABELOVICH y Ricardo FLAMMINI. Asiste asimismo el Cr. Ariel SCHMUTZ en representación de la Bolsa de Comercio de Buenos Aires. Dada la asistencia del Accionista único por la Clase C y no habiéndose formulado objeciones al acto, la señora Presidente declara abierta la Asamblea y somete a consideración del Accionista el primer punto del Orden del Día.: I. **DESIGNACIÓN DE ACCIONISTA PARA APROBAR Y SUSCRIBIR EL ACTA**. En este estado, solicita la palabra el representante del Accionista BANCO DE LA NACIÓN ARGENTINA - FIDUCIARIO DEL FIDEICOMISO DE ASISTENCIA AL FONDO FIDUCIARIO FEDERAL DE INFRAESTRUCTURA REGIONAL, señor Juan Pablo F. Montesano, quien manifiesta que corresponde que el acta de Asamblea sea aprobada y suscripta por el representante del Accionista único, mocionando y adelantando su voto favorable en tal sentido. En función de ello, la señora Presidente informa a los presentes que la moción precedente resulta aprobada por unanimidad. Acto seguido, la señora Presidente somete a consideración del Accionista el segundo punto del Orden del Día: II. **ELECCIÓN DE UN DIRECTOR TITULAR POR DOS EJERCICIOS, EN REEMPLAZO DE UN DIRECTOR TITULAR CON MANDATO CUMPLIDO**. Solicita la palabra el representante del Accionista BANCO DE LA NACIÓN ARGENTINA - FIDUCIARIO DEL FIDEICOMISO DE ASISTENCIA AL FONDO FIDUCIARIO FEDERAL DE INFRAESTRUCTURA REGIONAL, señor Juan Pablo F. Montesano, quien mociona y vota por la postergación de la designación de un (1) director titular hasta

la próxima Asamblea Especial de Clase "C". La señora Presidente informa a los presentes que la moción precedentemente enunciada resulta aprobada por unanimidad. No habiendo más asuntos que tratar, se da por concluida la presente Asamblea, siendo las 19,14 horas.--------------------------------

ENGLISH TRANSLATION OF EXHIBIT 13

MINUTES OF THE GENERAL ORDINARY SHAREHOLDERS' MEETING Nº 47. In the city of Buenos Aires on May 31, 2004, at 6:20 p.m. a General Ordinary Shareholders' Meeting is held at the registered office located at Reconquista 151, City of Buenos Aires by the shareholders of "BANCO HIPOTECARIO S.A." registered on pages 8 through 9 of the Share Deposit Book and Record of Shareholders' Meeting Attendance Nº 3 of the Company to deal with the Agenda items stated in Board Minutes Nº 147 dated April 28, 2004, as published in the Official Gazette and in "La Prensa" newspaper on and including April 4 through 7 and April 10, 2004. The Shareholders' Meeting at first call is attended by 18 shareholders represented by proxy and 3 shareholders present in person, holding in aggregate 139,377,199 common book-entry Class "A", "B", "C" and "D" shares, representing 92.92% of the outstanding capital stock equivalent to $ 1,393,771,990 and entitled to 256,424,709 votes, which Shareholders' Meeting is presided over by Mrs. Clarisa Diana LIFSIC de ESTOL as President of the Company. The meeting is attended by Directors Eduardo Sergio ELSZTAIN, Julio Augusto MACCHI, Carlos Bernardo PÍSULA, Edgardo FORNERO, Federico L. BENSADÓN, Gabriel A. REZNIK, Guillermo Horacio SORONDO, Pablo D. VERGARA DEL CARRIL, Ernesto M. VIÑES and Saúl ZANG. The Syndics Dr. Néstor Luis FUKS, Dr. Nicolás DILERNIA, Dr. José Daniel ABELOVICH and Dr. Ricardo FLAMMINI are also present thereat. Further, Mr. Ariel SCHMUTZ, Accountant, also attends the meeting on behalf of the Buenos Aires Stock Exchange. Thereafter, upon quorum being verified, the President asks attendants if they have any inconvenient or remark to be made in respect of the delay caused by the reasons known by attendants. Then and as no objection was raised, the President declares the Shareholders' Meeting open and submits to the consideration of Shareholders the first Agenda item: **I. APPOINTMENT OF TWO SHAREHOLDERS TO APPROVE AND SIGN THE MINUTES.** The representative of the shareholder RITELCO S.A.,

Mrs. María Alejandra Cervio, asks for the floor and proposes the Shareholders' Meeting minutes to be approved and signed by the representatives of shareholders NATIONAL STATE and RITELCO S.A., stating in advance her favorable vote in such respect. Then, the President submits the motion raised to the consideration of Shareholders. Upon the relevant voting being made, the President informs that the motion is approved by 227,548,509 favorable votes, representing 100% of votes cast. No negative votes were recorded, with the abstention of the shareholder identified under Order Number 6 (THE BANK OF NEW YORK ADRs with respect to 9,625,400 shares)being recorded. Then the President submits the second Agenda item to the consideration of the Shareholders' Meeting: **II. EXPLANATION OF THE REASONS WHY THE SHAREHOLDERS' MEETING IS HELD BEYOND THE TERM SET FORTH IN THE REGULATIONS OF THE ARGENTINE SECURITIES COMMISSION.** In this respect, the President notifies shareholders that the delay in holding the Shareholders' Meeting was due to the fact that the time required to define certain matters which were to be submitted to the decision of the Shareholders' Meeting was longer than expected. Among them, she mentions the issues relating to the proposed appointment of the certifying accountant for the 2004 financial statements. In this respect and in order to cause the process of selection of Independent Accountants to be more transparent, the bank made a call for prices and description of experience to independent accountants registered with the Central Bank of Argentina. This evaluation was only completed by mid April and, pursuant to Decree Nº 677/01 and the regulations of the Argentine Securities Commission, the results thereof were submitted to the consideration of the Audit Committee. Although such Committee issued its favorable opinion in respect of the selected Independent Accountants Firm, it recommended such Firm to rotate the professionals who were to be in charge of the audit duties. This caused the names of the responsible partner

and auditor nominated to audit the financial statements to be known only by late April. In short, the aforementioned and other less significant issues were determinative for the call to the shareholders' meeting only to be approved at the Board meeting held last April 28. At this stage, the representative of Shareholder RITELCO S.A. (Order Number 13), Mrs. María Alejandra Cervio, asks for the floor and proposes to acknowledge the reasons which caused the Shareholders' Meeting to be held beyond the term set forth in the Regulations of the Argentine Securities Commission as duly explained and justified, stating in advance her favorable vote in such respect. Upon the motion being submitted to the consideration of Shareholders, the representative of the Shareholder NATIONAL STATE, Mr. Juan Pablo Montesano, asks for the floor and states that the Shareholder represented by him takes note of the reasons why the Shareholders' Meeting is held beyond the term stated in the Regulations of the Argentine Securities Commission but understands that such reasons should not be submitted to vote. For such reason, he shall abstain from voting the proposed motion. Upon the motion proposed by Shareholder RITELCO S.A. being submitted to vote, the President notifies that it is approved by 113,179,947 favorable votes, representing 100% of votes cast. No negative votes were recorded, with the abstention of the shareholders identified under the following Order Numbers being recorded: 1 (BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF THE F. F. F. I. R. ASSISTANCE TRUST), 2 (BANCO DE LA NACIÓN ARGENTINA - GENERAL MANAGEMENT AND TREASURY ACCOUNT), 3 (NATIONAL STATE - MINISTRY OF ECONOMY), 4 (BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF THE P. P. P. TRUST), 5 (BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF THE F. F. F. I. R. ASSISTANCE TRUST), 6 (THE BANK OF NEW YORK ADRs with respect to 9,625,400 shares), 8 (QUANTUM INDUSTRIAL PARTNERS) and 10 (EMOF LLC). Then the President submits to the consideration of the Shareholders' Meeting the third Agenda

item: **III. <u>REVIEW OF DOCUMENTS REQUIRED UNDER SECTION 234, SUBSECTION 1, OF LAW 19,550 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003</u>**. In this respect, the President remarks that all the documentation constituting the Financial Statements and Annual Report of the company for the Fiscal Year ended 12/31/03 has been approved by the Board of Directors on February 18, 2004 and last April 28, respectively. Further she states that the Financial Statements to be considered include the relevant reports of the Supervisory Committee and the Independent Accountants of the Company and that such documentation has been made available to Shareholders, complying in this way with the legal requirements in such respect. Upon the floor being given to shareholders, the representative of Shareholder RITELCO S.A., Mrs. María Alejandra Cervio, motions to acknowledge as read and approved the documents relating to the Financial Statements for the Fiscal Year ended 12/31/03, consisting of the Balance Sheet and the Consolidated Balance Sheet, the Statement of Income and the Consolidated Statement of Income, the Statement of Sources and Uses of Funds and the Consolidated Statement of Sources and Uses of Funds, the Statement of Changes in Shareholders' Equity, the respective Exhibits and Notes as well as the Annual Report corresponding to the aforementioned Fiscal Year, which had been timely submitted to the consideration of Shareholders, stating in advance her favorable vote in such respect. Upon the motion being submitted to the consideration of Shareholders, the President notifies that it is approved by 194,033,391 favorable votes, representing 100 % of votes cast. No negative votes were recorded, with the abstention of the shareholders identified under the following Order Numbers being recorded: 6 (THE BANK OF NEW YORK ADRs with respect to 9,625,400 shares), 8 (QUANTUM INDUSTRIAL PARTNERS) and 10 (EMOF LLC). Then the President submits to the consideration of the Shareholders' Meeting the fourth Agenda item: **IV. <u>ALLOCATION OF PROFITS FOR THE FISCAL</u>**

YEAR. In this respect, the representative of the Shareholder RITELCO S.A., Mrs. María Alejandra Cervio, asks for the floor and states that pursuant to the B.C.R.A. resolutions and the provisions of section 71 of the Argentine Business Companies Law, she motions to approve the allocation of the profits for the fiscal year ended December 31, 2003 for $ 255,202 thousand, to set off the losses reflected in the account "Retained Earnings", after deducting the amounts approved as fees upon dealing with item VI and VIII of the Agenda hereof, to be charged to income for the fiscal year under review and with the Board of Directors being delegated powers for the implementation thereof. The representative of Shareholder RITELCO S.A. further states in advance her favorable vote in such respect. The President submits the motion to the consideration of shareholders. At this stage, the representative of the Shareholder NATIONAL STATE, Mr. Juan Pablo Montesano asks for the floor and notifies that the instructions received from the Shareholder NATIONAL STATE in respect of this Agenda item were restricted to vote in favor of allocating the year's profits to the account "Retained Earnings". In view of the foregoing and as the motion includes the prior deduction of the amounts to be approved as fees he will abstain from voting. Upon the voting being completed the motion made by shareholder RITELCO S.A. is approved by 105,495,579 favorable votes, representing 100% of votes cast. No negative votes were recorded, with the abstention of the shareholders identified under the following Order Numbers being recorded: 1 (BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF THE F. F. F. I. R. ASSISTANCE TRUST), 2 (BANCO DE LA NACIÓN ARGENTINA - GENERAL MANAGEMENT AND TREASURY ACCOUNT), 3 (NATIONAL STATE - MINISTRY OF ECONOMY), 4 (BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF THE P. P. P. TRUST), 5 (BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF THE F. F. F. I. R. ASSISTANCE TRUST), 6 (THE BANK OF NEW YORK ADRs with respect to 9,625,400 shares), 8 (QUANTUM

INDUSTRIAL PARTNERS) and 10 (EMOF LLC), 14 (ORIGENES AFJP - NEGOTIABLE FUND) and 15 (CONSOLIDAR FUND). Then the President submits to the consideration of Shareholders the fifth Agenda item: **V. CONSIDERATION OF THE BOARD OF DIRECTORS' AND SUPERVISORY COMMITTEE'S PERFORMANCE**. The representative of Shareholder RITELCO S.A. takes the floor and motions to approve the performance of Directors and members of the Supervisory Committee during the year under analysis, stating in advance her favorable vote in such respect. Mrs. LIFSIC de ESTOL submits the motion to the consideration of Shareholders, stating the abstention of Shareholders ELSZTAIN, ZANG and of the President. Upon the relevant voting being made, the motion is approved by 226,915,416 favorable votes, representing 100% of votes cast. No negative votes were recorded, with the abstention of the shareholders identified under the following Order Numbers being recorded: 6 (THE BANK OF NEW YORK ADRs with respect to 9,625,400 shares), 16 (EDUARDO SERGIO ELSZTAIN), 17 (EDUARDO SERGIO ELSZTAIN), 18 (EDUARDO SERGIO ELSZTAIN), 19 (ZANG, SAUL AND/OR SLIAPNIC, GILDA MONICA) and 20 (LIFSIC, CLARISA AND/OR ESTOL, CONRADO JOSE). Then, the President submits to the consideration of Shareholders the sixth Agenda item: **VI. CONSIDERATION OF FEES PAID TO THE BOARD OF DIRECTORS FOR TECHNICAL AND ADMINISTRATIVE DUTIES FOR PS. 2,504 THOUSAND DURING THE FISCAL YEAR ENDED DECEMBER 31, 2003, WHICH REFLECTED A COMPUTABLE DEFICIT UNDER THE TERMS OF THE REGULATIONS OF THE ARGENTINE SECURITIES COMMISSION; AND IN ADDITION, WITH RESPECT TO THE DIRECTORS WHO ARE MEMBERS OF THE EXECUTIVE COMMITTEE, APPROVAL OF THE PAYMENT OF PS. 2,552 THOUSAND AS PARTICIPATION IN THE PROFITS AND PS. 2,500 THOUSAND AS ESTIMATED STOCK APPRECIATION, AS RESOLVED UPON AT THE SHAREHOLDERS' MEETING NO. 13 DATED APRIL 28, 1999**. The President states that, pursuant to the provisions of section 14, subsections a) and b) of the Bank's Bylaws and pursuant to the resolutions of the Ordinary Shareholders' Meeting held on May 30, 2003, Directors have

received a global amount, comprising fees and compensations, of pesos $ 2,504 thousand, which includes the amounts received as compensation by Directors who performed permanent executive and/or managerial duties. In compliance with the provisions of Book 1, Chapter III.3., section 6, subsection a) of the Regulations of the Argentine Securities Commission, the Board of Directors states that the compensation assigned to its members is, in its opinion, adequate, taken into consideration the responsibilities, time devoted to their duties, incumbencies, qualification and market value of such services as well as the performance by Directors of technical and administrative and/or executive duties. On the other hand, pursuant to the compensation system approved by General Ordinary Shareholders' Meeting Nº 13 and upon the assumptions therein provided for having been met, the payment to directors who are members of the Executive Committee of the amount of $ 2,522 thousand as participation in the profits and $ 2,295 thousand as stock appreciation is submitted to the consideration of shareholders. Then the President gives the floor to shareholders, stating that shareholder ELSZTAIN, ZANG and the President shall abstain from voting in respect of this Agenda item. The representative of the Shareholder RITELCO S.A. asks for the floor and motions to approve the amount of $ 2,504 thousand as global fees of the Directors in the manner it has been distributed in accordance with the rules contained in the bylaws and as consideration for the technical and administrative and special duties performed by them. In addition, in connection with the current fiscal year, she motions to cause Directors to receive every month, in accordance with the rules contained in the bylaws and as advanced fees for the current fiscal year, an amount similar to the total monthly sum received during 2003. Further, she motions to approve the payment to directors who are members of the Executive Committee of the amount of $ 2,552 thousand as

participation in the profits and $ 2,295 thousand as stock appreciation, both such amounts to be distributed as determined by the Executive Committee, pursuant to the authorization granted by General Ordinary Shareholders' Meeting Nº 13 held on 04/28/99; pursuant to the approvals granted under Agenda item IV, all of the foregoing shall be charged to the year under consideration and the Board of Directors shall be delegated powers for the registration thereof. The representative of Shareholder RITELCO S.A. further states in advance her favorable vote in such respect. Then, the representative of Shareholder NATIONAL STATE, Mr. Juan Pablo Montesano, asks for the floor and, on the basis of the instructions given by the Shareholder in respect of this Agenda Item, he requests to have the motions submitted by the Shareholder RITELCO S.A. broken down. After a brief discussion, the representative of Shareholder RITELCO S.A. accepts to break down her motion. In such respect she submits as Motion Nº 1: "to approve the amount of $ 2,504 thousand as global fees of the Directors in the manner it has been distributed in accordance with the rules contained in the bylaws and as consideration for the technical and administrative and special duties performed by them. In addition, in connection with the current fiscal year, she motions to cause Directors to receive every month, in accordance with the rules contained in the bylaws and as advanced fees for the current fiscal year, an amount similar to the total monthly sum received during 2003" and as Motion Nº 2 "to approve the payment to directors who are members of the Executive Committee of the amount of $ 2,552 thousand as participation in the profits and $ 2,295 thousand as stock appreciation, both such amounts to be distributed as determined by the Executive Committee, pursuant to the authorization granted by General Ordinary Shareholders' Meeting Nº 13 held on 04/28/99. Pursuant to the approvals granted under Agenda item IV, all of the foregoing shall be charged to the year under

consideration and the Board of Directors shall be delegated powers for the registration thereof". The representative of Shareholder RITELCO S.A. further states in advance her favorable vote in respect of the motions made. The President invites shareholders to vote in respect of "Motion Nº 1". Upon the vote being completed the motion is approved by 226,915,416 favorable votes, representing 100% of votes cast. No negative votes were recorded, with the abstention of the shareholders identified under the following Order Numbers being recorded: 6 (THE BANK OF NEW YORK ADRs with respect to 9,625,400 shares), 16 (EDUARDO SERGIO ELSZTAIN), 17 (EDUARDO SERGIO ELSZTAIN), 18 (EDUARDO SERGIO ELSZTAIN), 19 (ZANG, SAUL AND/OR SLIAPNIC, GILDA MONICA) and 20 (LIFSIC, CLARISA AND/OR ESTOL, CONRADO JOSE). Thereafter, the President submits "Motion Nº 2" to vote. Upon completion thereof, the motion is approved by 141,411,972 favorable votes, representing 100 % of votes cast. No negative votes were recorded, with the abstention of the shareholders identified under the following Order Numbers being recorded: 1 (BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF THE F. F. F. I. R. ASSISTANCE TRUST), 2 (BANCO DE LA NACIÓN ARGENTINA - GENERAL MANAGEMENT AND TREASURY ACCOUNT), 3 (NATIONAL STATE - MINISTRY OF ECONOMY), 4 (BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF THE P. P. P. TRUST), 5 (BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF THE F. F. F. I. R. TRUST), 6 (THE BANK OF NEW YORK ADRs with respect to 9,625,400 shares), 14 (ORIGENES AFJP - NEGOTIABLE FUND), 16 (EDUARDO SERGIO ELSZTAIN), 17 (EDUARDO SERGIO ELSZTAIN), 18 (EDUARDO SERGIO ELSZTAIN), 19 (ZANG, SAUL AND/OR SLIAPNIC, GILDA MONICA) and 20 (LIFSIC, CLARISA AND/OR ESTOL, CONRADO JOSE). Then the President submits to the consideration of the Shareholders' Meeting the seventh Agenda item: **VII. CONSIDERATION OF RENEWAL AND REVISION OF THE COMPENSATION PLAN APPROVED AT THE ORDINARY SHAREHOLDERS' MEETING NO. 13, IN ACCORDANCE WITH SECTION 14, SUBSECTION C), PARAGRAPH (I) OF THE BANK'S BYLAWS.** The representative of Shareholder RITELCO S.A.,

Dr. Carolina Zang, asks for the floor and, by reason of the expiration of the Stock Appreciation Right Plan approved by the General Ordinary Meeting Nº 13 held on April 28, 1999 that was applicable to Directors who are members of the Executive Committee, she motions to vote for the renewal of such Plan under the same terms and conditions, for a new five (5) year period, pursuant to the provisions of subsection c), paragraph (i) of section 14 of the Bank's Bylaws, subject to the exception that: a) the Initial Value to be considered for purposes of the new period, shall be the Final Value of the plan being renewed; and b) the benefit shall start to accrue at the end of each year contemplated in the renewal period, in the relevant proportion. Dr. Carolina Zang further states in advance her favorable vote in such respect. Then, the representative of the Shareholder NATIONAL STATE, Mr. Juan Pablo Montesano, asks for the floor and states that he shall abstain from voting in respect of the renewal and revision of the Compensation Plan approved at the Ordinary Shareholders' Meeting No. 13, in accordance with section 14, subsection c), paragraph (i) of the Bank's bylaws, due to the lack of information about the existing proposals and the impact it might have upon the Company's economy. The representative of Shareholder BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF THE P. P. P. TRUST(Order Number 4), Mr. Carlos Domingo Le Fort, adheres to the statements of Mr. Juan Pablo Montesano. Then, the President invites shareholders to vote in respect of the motion made, stating that shareholders ELSZTAIN, ZANG and the President shall abstain from voting in respect of the issue under consideration. Upon completion of the relevant voting, the President notifies that the motion made by Shareholder RITELCO S.A. is approved by 138,377,604 favorable votes, representing 94.74% of votes cast. There are 7,684,368 votes against the motion, corresponding to the shareholders identified with the following Order Numbers: 14 (ORIGENES AFJP

- NEGOTIABLE FUND) and 15 (CONSOLIDAR FUND), representing 5.26% of votes cast. The abstention of the shareholders identified under the following Order Numbers is hereby recorded: 1 (BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF THE F. F. F. I. R. ASSISTANCE TRUST), 2 (BANCO DE LA NACIÓN ARGENTINA - GENERAL MANAGEMENT AND TREASURY ACCOUNT), 3 (NATIONAL STATE - MINISTRY OF ECONOMY), 4 (BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF THE P. P. P. TRUST), 5 (BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF THE F. F. F. I. R. ASSISTANCE RUST), 6 (THE BANK OF NEW YORK ADRs with respect to 9,625,400 shares), 16 (EDUARDO SERGIO ELSZTAIN), 17 (EDUARDO SERGIO ELSZTAIN), 18 (EDUARDO SERGIO ELSZTAIN), 19 (ZANG, SAUL AND/OR SLIAPNIC, GILDA MONICA) and 20 (LIFSIC, CLARISA AND/OR ESTOL, CONRADO JOSE). Then the President submits to the consideration of the Shareholders' Meeting the eighth Agenda item: **VIII. CONSIDERATION OF THE FEES PAYABLE TO THE SUPERVISORY COMMITTEE.** In this respect, the President notifies shareholders that, pursuant to the resolutions of the General Ordinary Shareholders' Meeting held on May 30, 2003, during the year ended 12.31.03 the members of the Supervisory Committee were paid, as advanced fees, the global amount of $ 240,000. At this stage, the representative of Shareholder RITELCO S.A., Mrs. María Alejandra Cervio, asks for the floor and motions to cause the global fees of $ 240,000 paid in advance to the members of the Supervisory Committee during the year ended 12.31.03 to be approved and to further increase such fees by such amount as shall be necessary in order to match the sums received by non-executive Directors during the year, with such increase being charged to the year under consideration and with the Board of Directors being delegated powers for the registration thereof, pursuant to the approvals granted under Agenda item IV. Finally she motions to authorize the receipt by the Syndics during the fiscal year started 01/01/04, on a monthly basis and as advance fees, of an amount similar to that received by non-executive directors, and

further states in advance her favorable vote in respect of the motions made. Then, the representative of the Shareholder NATIONAL STATE, Mr. Juan Pablo Montesano, asks for the floor and states that in view of the instructions given by the Shareholder represented thereby in respect of this Agenda item, he deems it convenient to cause the motion made by Shareholder RITELCO S.A. to be broken down into two motions. Motion Nº 1: "To approve the global fees of $ 240,000 paid in advance to the members of the Supervisory Committee during the year ended 12.31.03" and Motion Nº 2: "To increase such fees by such amount as shall be necessary in order to match the sums received by non-executive Directors during the year, with such increase being charged to the year under consideration and with the Board of Directors being delegated powers for the registration thereof, pursuant to the approvals granted under Agenda item IV. Further, to authorize the receipt by the Syndics during the fiscal year started 01/01/04, on a monthly basis and as advance fees, of an amount similar to that received by non-executive directors". With the consent of the representative of shareholder RITELCO S.A. to break down her motion as aforesaid, the President invites shareholders to cast their vote in respect of "Motion Nº 1". Upon completion of the relevant voting, the President notifies that the motion is approved by 227,548,509 favorable votes, representing 100 % of votes cast. No negative votes were recorded, with the abstention of the shareholder identified under Order Number 6 (THE BANK OF NEW YORK ADRs with respect to 9,625,400 shares)being recorded. Then the President submits "Motion Nº 2" to vote. Upon completion thereof, the motion is approved by 139,010,697 favorable votes, representing 100 % of votes cast. No negative votes were recorded, with the abstention of the shareholders identified under the following Order Numbers being recorded: 1 (BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF THE F. F. F. I. R. ASSISTANCE TRUST), 2 (BANCO DE LA NACIÓN ARGENTINA

- GENERAL MANAGEMENT AND TREASURY ACCOUNT), 3 (NATIONAL STATE - MINISTRY OF ECONOMY), 4 (BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF THE P. P. P. TRUST), 5 (BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF THE F. F. F. I. R. ASSISTANCE TRUST), 6 (THE BANK OF NEW YORK ADRs with respect to 9,625,400 shares), 14 (ORIGENES AFJP - NEGOTIABLE FUND) and 15 (CONSOLIDAR FUND). Then, the President submits to the consideration of Shareholders the ninth Agenda item: **IX. AUTHORIZATION UNDER THE TERMS OF SECTION 273 OF LAW NO. 19,550 FOR DR. JULIO A. MACCHI TO ACT AS REGULAR DIRECTOR OF THE BANK.** In this respect, the President states that for several years Dr. Julio A. Macchi has simultaneously been member of the Boards of Directors of Banco de Valores S.A. and Banco Hipotecario. Such circumstance was evaluated by the Central Bank of the Republic of Argentina in 2001 when it approved his performance as regular director of this Bank for a new period, on which occasion it resolved that he should refrain from participating in any transaction, negotiation or proceeding between Banco de Valores S.A. and this Bank. In November 2003, The Anticorruption Office of the Ministry of Justice, Security and Human Rights, requested information concerning Dr. Julio A. Macchi's performance as director of Banco Hipotecario and President of Banco de Valores S.A., in connection with the provisions of the Business Companies Law regulating the performance of activities in competition. Notwithstanding the fact that it was notified of the resolution timely made by the Central Bank, by note dated December 2, 2003 the Anticorruption Office recommended, for purposes of compliance with the provisions of section 273 of the Business Companies' Law, to submit the performance of Dr. Macchi as director of this Bank to the decision of the next ordinary shareholders' meeting, taking into account his performance at the Board of Directors of Banco de Valores. For such purpose, it has been deemed convenient to submit the issue to the consideration of this Shareholders' Meeting. Then, the

representative of Shareholder RITELCO S.A., Mrs. María Alejandra Cervio, asks for the floor and motions to approve, pursuant to the provisions of section 273 of Law 19,550, as amended, Dr. Julio A. Macchi's performance as regular director of this Bank on behalf of Class "A" shares, notwithstanding his simultaneous performance of duties at the Board of Directors of Banco de Valores S.A., upon condition that in performing his duties he should abstain from taking part in any transaction, negotiation or proceeding which may involve the aforementioned bank and further states in advance her favorable vote in such respect. The President submits the motion to vote. Upon completion thereof, the President informs that the motion is approved by 194,033,391 favorable votes, representing 100% of the votes cast. No negative votes were recorded, with the abstention of the shareholders identified under the following Order Numbers being recorded: 6 (THE BANK OF NEW YORK ADRs with respect to 9,625,400 shares), 8 (QUANTUM INDUSTRIAL PARTNERS) and 10 (EMOF LLC). Then, the President submits to the consideration of the shareholders' meeting the tenth Agenda item: **X. APPOINTMENT OF CERTIFYING ACCOUNTANT FOR FISCAL YEAR 2004**. In this respect, Mrs. LIFSIC de ESTOL notifies that the Company has conducted a price tender for purposes of selecting the firm to be proposed to shareholders as certifying accountant for this fiscal year. In this context, the firm "Price Waterhouse & Co", current independent certifying accountant of the company, was selected, with the Board of Directors of the company recommending, by unanimous vote, to approve the appointment of such Firm's partners, Accountants Gabriel Ronaldo Martini and Mirta Maletta as regular auditor and alternate auditor, respectively for them to sign, in their capacity as certifying accountants, the financial statements for Fiscal Year 2004, it being hereby noted that for such purpose the favorable opinion issued by the Audit Committee at the meeting held on April 14, 2004 was taken into

consideration. Further, it is hereby stated that, pursuant to the provisions of the Regulations of the Argentine Securities Commission, the regular and alternate auditors of the aforementioned Firm have filed with the Argentine Securities Commission the affidavits provided for in section 12 of Decree N° 677/01 and that such affidavits have been published in the Bulletin of the Buenos Aires Stock Exchange. At this stage, the representative of Shareholder RITELCO S.A. asks for the floor and motions to approve the appointment of Price Waterhouse & Co partners, Accountants Gabriel Ronaldo Martini and Mirta Maletta as regular and alternate auditors, respectively, for purposes of the certification of the company's financial statements for the Fiscal Year ended 12.31.2004, stating in advance her favorable vote in such respect. The President submits the motion to the consideration of the Shareholders' Meeting. Upon the relevant voting being completed, the motion is approved by 146,695,065 favorable votes, representing 100% of votes cast. No negative votes were recorded, with the abstention of the shareholders identified under the following Order Numbers being recorded: 1 (BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF THE F. F. F. I. R. ASSISTANCE TRUST), 2 (BANCO DE LA NACIÓN ARGENTINA - GENERAL MANAGEMENT AND TREASURY ACCOUNT), 3 (NATIONAL STATE - MINISTRY OF ECONOMY), 4 (BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF THE P. P. P. TRUST), 5 (BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF THE F. F. F. I. R. ASSISTANCE TRUST) and 6 (THE BANK OF NEW YORK ADRs with respect to 9,625,400 shares). There being no further issues to transact, the meeting rose at 7:00 p.m.

MINUTES OF THE SPECIAL MEETING OF CLASS "D" SHAREHOLDERS Nº 48.

In the city of Buenos Aires, on May 31, 2004, at 7:01 p.m. a Special Meeting of Class D Shareholders is held at the registered office located at Reconquista 151, City of Buenos Aires by the shareholders of "BANCO HIPOTECARIO S.A." registered on pages 10 through 11 of the Share Deposit Book and Record of Shareholders' Meeting Attendance Nº 3 of the Company to deal with the Agenda items stated in Board Minutes Nº 147 dated April 28, 2004, as published in the Official Gazette and in "La Prensa" newspaper on and including April 4 through 7 and April 10, 2004. The Shareholders' Meeting at first call is attended by 13 shareholders represented by proxy and 3 shareholders present in person, holding in aggregate 58,523,755 common book-entry Class "D" shares, representing 84.64% of the outstanding capital stock corresponding to Class D shares and 84.64% of the voting rights relating to such class of stock, which Shareholders' Meeting is presided over by Mrs. Clarisa Diana LIFSIC de ESTOL as President of the Company. The meeting is attended by Directors Eduardo Sergio ELSZTAIN, Julio Augusto MACCHI, Carlos Bernardo PÍSULA, Edgardo FORNERO, Federico L. BENSADÓN, Gabriel A. REZNIK, Guillermo Horacio SORONDO, Pablo D. VERGARA DEL CARRIL, Ernesto M. VIÑES and Saúl ZANG. The Syndics Dr. Néstor Luis FUKS, Dr. Nicolás DILERNIA, Dr. José Daniel ABELOVICH and Dr. Ricardo FLAMMINI are also present thereat. Further, Mr. Ariel SCHMUTZ, Accountant, also attends the meeting on behalf of the Buenos Aires Stock Exchange. Thereafter, upon quorum being verified and upon no objections having been raised in respect of the meeting, the President declares de Shareholders' Meeting open and submits to the consideration of Shareholders the first Agenda item: **I. APPOINTMENT OF TWO SHAREHOLDERS TO APPROVE AND SIGN THE MINUTES.** The representative of Shareholder RITELCO S.A. (Order Number 8), Mrs. María Alejandra Cervio, asks for the floor and motions to have the Shareholders' Meeting minutes approved and

executed by the representatives of Shareholder RITELCO S.A. and of Shareholder INVERSIONES FINANCIERAS DEL SUR, stating in advance her favorable vote in such respect. The President submits the motion made to the consideration of Shareholders. Upon completion of the relevant voting the President notifies that the motion is approved by 146,695,065 favorable votes, representing 100% of votes cast. No negative votes were recorded, with the abstention of the shareholder identified under Order Number 1 (THE BANK OF NEW YORK ADRs with respect to 9,625,400 shares)being recorded. Then, the representative of Shareholder RITELCO S.A. asks for the floor, and by way of motion of order, he proposes a short adjournment of 15 minutes in order to continue the consideration of the Agenda items upon conclusion of the Special Meetings of Class "B" and "C" Shareholders scheduled to be held on the date hereof. The Shareholders unanimously approve the aforementioned motion of order. At 7:15 p.m., the President resumes the Special Meeting of Class D Shareholders with the attendance of all the shareholders who were present upon commencement thereof and submits to the consideration of Shareholders the second Agenda item: **II. ELECTION OF FIVE REGULAR DIRECTORS FOR A TERM OF TWO FISCAL YEARS, TO REPLACE FIVE REGULAR DIRECTORS WHOSE TERM OF OFFICE HAS ENDED.** The Representative of Shareholder RITELCO S.A., Mrs. María Alejandra Cervio, asks for the floor and motions to re-appoint the regular Directors whose term of office has ended: Eduardo Sergio ELSZTAIN (Identity Document N° 14,014,114), Clarisa Diana LIFSIC de ESTOL (Identity Document N° 16,247,555), Saúl ZANG (Identity Document N° 4,533,949) and Pablo D, VERGARA DEL CARRIL (Identity Document Nª 17,139,402), all of them for a term of office of two (2) years. Further she motions to re-appoint Mr. Pedro DEL PIERO (Identity Document N° 12,495,498) as regular Director, also for a term of office of two years, to replace Regular Director Marcos Marcelo MINDLIN, whose term of office has ended, stating in advance her

favorable vote in such respect. For purposes of the provisions of General Resolution Nº 400/02 of the Argentine Securities Commission, it is hereby stated that Messrs. Eduardo Sergio ELSZTAIN, Clarisa Diana LIFSIC de ESTOL, Saúl ZANG and Pablo D. VERGARA DEL CARRIL do not qualify as independent members, while Mr. Pedro DEL PIERO does qualify as such. It is further stated that none of the aforementioned nominated individuals falls within the incapacities provided for in section 10 of the Financial Institutions Law. Then, the President submits the motion proposed to the consideration of Shareholders, underscoring the fact that the individuals nominated as regular Directors have duly notified their acceptance of the proposed offices to the Company before the Shareholders' Meeting. Upon the relevant voting being made, the President informs that the motion is approved by 146,695,065 favorable votes, representing 100% of votes cast. No negative votes were recorded, with the abstention of the shareholder identified under Order Number 1 (THE BANK OF NEW YORK ADRs with respect to 9,625,400 shares)being recorded. Then, the President submits to the consideration of Shareholders the third Agenda item: **III. ELECTION OF FOUR ALTERNATE DIRECTORS TO REPLACE FOUR ALTERNATE DIRECTORS WHOSE TERM OF OFFICE HAS ENDED.** The representative of Shareholder RITELCO S.A., Mrs. María Alejandra Cervio, asks for the floor and motions to appoint, in the following order, Messrs. Martín Esteban PAOLANTONIO (Identity Document 17,580,155), Gustavo Daniel EFKHANIAN (Identity Document 17,012,120), Daniel Ricardo ELSZTAIN (Identity Document 23,086,679) and Juan Manuel QUINTANA (Identity Document 18,161,887) as alternate Directors for a term of office of two years, to replace the alternate Directors whose term of office has ended. For purposes of the provisions of General Resolution Nº 400/02 of the Argentine Securities Commission, it is hereby stated that Messrs. Martín Esteban PAOLOANTONIO, Gustavo Daniel EFKHANIAN, Daniel Ricardo ELSZTAIN and Juan

Manuel QUINTANA do not qualify as independent members, with the representative of Shareholder RITELCO S.A. stating in advance her favorable vote in such respect. It is further stated that none of the aforementioned nominated individuals falls within the incapacities provided for in section 10 of the Financial Institutions Law. Then, the President submits the motion to the consideration of Shareholders, underscoring the fact that the individuals nominated as regular Directors have duly notified their acceptance of the proposed offices to the Company before the Shareholders' Meeting. Upon the relevant voting being made, the President informs that the motion is approved by 146,695,065 favorable votes, representing 100% of votes cast. No negative votes were recorded, with the abstention of the shareholder identified under Order Number 1 (THE BANK OF NEW YORK ADRs with respect to 9,625,400 shares)being recorded. There being no further issues to transact, the meeting rose at 7:20 p.m. ----------------------

MINUTES OF THE SPECIAL MEETING OF CLASS "B" SHAREHOLDERS Nº 49. In the city of Buenos Aires on May 31, 2004, at 7:10 p.m. the representative of Shareholder BANCO DE LA NACION ARGENTINA, in its capacity as Trustee of the *Programa de Propiedad Participada* Trust appears at the registered office located at Reconquista 151, City of Buenos Aires and, by reason of the call to Special Meeting of Class B Shareholders, records his attendance in his capacity as holder of 7,500,000 common book-entry Class B shares representing 100% of the capital stock and votes relating to such class of stock on page 12 of the Share Deposit Book and Record of Shareholders' Meeting Attendance Nº 3 of the Company, in order to deal with the Agenda items stated in Board Minutes Nº 147 dated April 28, 2004, as published in the Official Gazette and in "La Prensa" Newspaper on and including April 4 through 7 and April 10, 2004, which Shareholders' Meeting is presided over by Mrs. Clarisa Diana LIFSIC de ESTOL as President of the Company. The meeting is attended by Directors Eduardo Sergio ELSZTAIN, Julio Augusto MACCHI, Carlos Bernardo PÍSULA, Edgardo FORNERO, Federico L. BENSADÓN, Gabriel A. REZNIK, Guillermo Horacio SORONDO, Pablo D. VERGARA DEL CARRIL, Ernesto M. VIÑES and Saúl ZANG. The Syndics Dr. Néstor Luis FUKS, Dr. Nicolás DILERNIA, Dr. José Daniel ABELOVICH and Dr. Ricardo FLAMMINI are also present thereat. Further, Mr. Ariel SCHMUTZ, Accountant, also attends the meeting on behalf of the Buenos Aires Stock Exchange. In view of the attendance of the sole Class B Shareholder and there being no objections to the Shareholders' Meeting, the President declares the Shareholders' Meeting open and submits to the consideration of the Shareholder the first Agenda item: **I. APPOINTMENT OF SHAREHOLDER TO APPROVE AND SIGN THE MINUTES.** The representative of Shareholder BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF THE PROGRAMA DE PROPIEDAD PARTICIPADA TRUST, Mr. Carlos Domingo Le Fort, asks for the floor and states that the Shareholders' Meeting minutes is required to be approved and executed by the representative of the sole Shareholder, further stating such motion and expressing in advance his favorable vote in such respect.

On the basis of the foregoing, the President informs attendants that the aforementioned motion is approved by unanimous vote. Then, the President submits to the consideration of the Shareholder the second Agenda item: **II. ELECTION OF ONE REGULAR DIRECTOR FOR A TERM OF TWO FISCAL YEARS, TO REPLACE THE REGULAR DIRECTOR WHOSE TERM OF OFFICE HAS ENDED.** The representative of the Shareholder BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF THE *PROGRAMA DE PROPIEDAD PARTICIPADA* TRUST, Mr. Carlos Domingo Le Fort, asks for the floor and motions and votes for the postponement of the appointment of one (1) regular director until the next Special Meeting of Class "B" Shareholders.

The President informs attendants that the motion proposed is unanimously approved.

Then the President submits to the consideration of the Shareholder the third Agenda item: **III. ELECTION OF ONE ALTERNATE DIRECTOR, TO REPLACE THE ALTERNATE DIRECTOR WHOSE TERM OF OFFICE HAS ENDED.** The representative of the Shareholder BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF THE *PROGRAMA DE PROPIEDAD PARTICIPADA* TRUST, Mr. Carlos Domingo Le Fort, asks for the floor and motions and votes for the postponement of the appointment of one (1) alternate director until the next Special Meeting of Class "B" Shareholders.

The President informs attendants that the preceding motion is unanimously approved.

There being no further issues to transact, the meeting rose at 7:12 pm.--

MINUTES OF THE SPECIAL MEETING OF CLASS "C" SHAREHOLDERS Nº 50. In the city of Buenos Aires on May 31, 2004, at 7:13 p.m. the representative of Shareholder BANCO DE LA NACION ARGENTINA, in its capacity as TRUSTEE OF THE *FONDO FEDERAL DE INFRAESTRUCTURA REGIONAL* ASSISTANCE TRUST appears at the registered office located at Reconquista 151, City of Buenos Aires and, by reason of the call to Special Meeting of Class C Shareholders, records his attendance as holder of 7,500,000 common book-entry Class C shares representing 100% of the capital stock and votes relating to such class of stock on page 13 of the Share Deposit Book and Record of Shareholders' Meeting Attendance N° 3 of the Company, in order to deal with the Agenda items stated in Board Minutes Nº 147 dated April 28, 2004, as published in the Official Gazette and in "La Prensa" Newspaper on and including April 4 through 7 and April 10, 2004, which Shareholders' Meeting is presided over by Mrs. Clarisa Diana LIFSIC de ESTOL as President of the Company. The meeting is attended by Directors Eduardo Sergio ELSZTAIN, Julio Augusto MACCHI, Carlos Bernardo PÍSULA, Edgardo FORNERO, Federico L. BENSADÓN, Gabriel A. REZNIK, Guillermo Horacio SORONDO, Pablo D. VERGARA DEL CARRIL, Ernesto M. VIÑES and Saúl ZANG. The Syndics Dr. Néstor Luis FUKS, Dr. Nicolás DILERNIA, Dr. José Daniel ABELOVICH and Dr. Ricardo FLAMMINI are also present thereat. Further, Mr. Ariel SCHMUTZ, Accountant, also attends the meeting on behalf of the Buenos Aires Stock Exchange. In view of the attendance of the sole Class C Shareholder and there being no objections to the Shareholders' Meeting, the President declares the Shareholders' Meeting open and submits to the consideration of the Shareholder the first Agenda item: **I. APPOINTMENT OF SHAREHOLDER TO APPROVE AND SIGN THE MINUTES.** At this stage, the representative of Shareholder BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF THE FONDO *FEDERAL DE INFRAESTRUCTURA REGIONAL* ASSISTANCE TRUST, Mr. Juan Pablo F. Montesano, asks for the floor and states that the Shareholders' Meeting minutes is required to be approved and executed by the representative of the sole Shareholder, further stating such motion and expressing in advance his favorable vote in such respect.

On the basis of the foregoing, the President informs attendants that the aforementioned motion is approved by unanimous vote. Then, the President submits to the consideration of the Shareholder the second Agenda item: **II. ELECTION OF ONE REGULAR DIRECTOR FOR A TERM OF TWO FISCAL YEARS, TO REPLACE THE REGULAR DIRECTOR WHOSE TERM OF OFFICE HAS ENDED.** The representative of the Shareholder BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF THE FONDO *FEDERAL DE INFRAESTRUCTURA REGIONAL* ASSISTANCE TRUST, Mr. Juan Pablo F. Montesano, asks for the floor and motions and votes for the postponement of the appointment of one (1) regular director until the next Special Meeting of Class "B" Shareholders.

The President informs attendants that the preceding motion is unanimously approved.

There being no further issues to transact, the meeting rose at 7:14 pm.---

ACTA DE ASAMBLEA GENERAL ORDINARIA N° 51. En la ciudad de Buenos Aires, a los 28 días del mes de abril de 2005, siendo las 12 horas, cincuenta minutos se reúnen en la sede social sita en Reconquista 151, Capital Federal, en Asamblea General Ordinaria, los señores accionistas del "BANCO HIPOTECARIO S.A." que figuran inscriptos en los folios 14 a 16 del Libro de Depósito de Acciones y Registro de Asistencia a las Asambleas N° 3 de la Sociedad, a fin de tratar los puntos del Orden del Día consignados en el Acta de Directorio N° 162 de fecha 23 de marzo de 2005 y que fueran publicados en el Boletín Oficial y en el Diario "La Prensa" los días 1, 4, 5, 6, y 7 del corriente mes. Concurren en primera convocatoria 24 accionistas representados por medio de mandatarios y 1 accionista por derecho propio, tenedores en conjunto de 137.195.823 acciones ordinarias escriturales de las Clases "A", "B", "C" y "D", representativas del 91,46 % del capital social en circulación, con derecho a 249.880.581 votos, bajo la presidencia de la señora Clarisa Diana LIFSIC de ESTOL en calidad de Presidente de la Sociedad. Se registra la asistencia de Directores Júlio A. MACCHI, Carlos B. PÍSULA, Federico L. BENSADÓN, Pedro DEL PIERO, Jorge GROUMAN, Gabriel A. REZNIK, Pablo D. VERGARA DEL CARRIL, Ernesto M. VIÑES y Saúl ZANG. Asimismo se encuentran presentes los señores Síndicos Dres. José Antonio CÁCERES MONIÉ, Nicolás DILERNIA, José Daniel ABELOVICH, Ricardo FLAMMINI y Marcelo Héctor FUXMAN. Asiste asimismo el Cdor. Gustavo PODESTÁ en representación de la Bolsa de Comercio de Buenos Aires. Por la Comisión Nacional de Valores asisten los Dres. María Inés PONT LEZICA y Carlos Ángel BERTANI. Se halla presente también, por la firma "PriceWaterhouseCoopers & Co.", Auditor Externo del Banco, el Cdor. Diego SISTO. Seguidamente, verificado el quórum y en razón de no haberse formulado objeciones al acto, la señora Presidente declara abierta la Asamblea y somete a consideración de los señores Accionistas el primer punto del Orden del Día.: I. DESIGNACIÓN DE DOS ACCIONISTAS PARA APROBAR Y SUSCRIBIR EL ACTA. Solicita la palabra la representante del accionista IRSA INVERSIONES Y REPRESENTACIONES S.A., señora Natalia Suescun, identificada con el Número de Orden 7, quien propone que el acta de Asamblea sea aprobada y suscripta por los representantes de los accionistas ESTADO NACIONAL e IRSA INVERSIONES Y REPRESENTACIONES S.A., adelantando su voto favorable en tal sentido. A continuación la señora Presidente somete a consideración de los Accionistas la moción presentada. Efectuada la votación correspondiente, la señora Presidente informa que la moción resulta aprobada por 249.880.581 votos a favor, representativos del 100% de los votos emitidos. No se registran votos en contra. Acto seguido, la señora Presidente pone a consideración de la Asamblea el segundo punto del Orden del Día: II. CONSIDERACIÓN DE LA DOCUMENTACIÓN PRESCRIPTA POR EL ARTÍCULO 234, INCISO 1° DE LA LEY N° 19.550, CORRESPONDIENTE AL EJERCICIO SOCIAL CERRADO EL 31/12/04. Al respecto, la señora

Presidente pone de relieve que la totalidad de la documentación que conforma los Estados Contables Generales y la Memoria de la sociedad correspondientes al Ejercicio cerrado el 31/12/04, ha sido aprobada por el Directorio en su reunión de fecha 14/02/05. Asimismo señala que los Estados Contables a ser considerados cuentan con los pertinentes dictámenes de la Comisión Fiscalizadora y de los Auditores Externos de la Sociedad y que dicha documentación ha sido puesta en conocimiento de los señores Accionistas a través de los recaudos legales previstos al efecto. Del mismo modo hace constar que no corresponde considerar la distribución de utilidades del ejercicio bajo consideración, toda vez que las mismas deben destinarse a absorber la pérdida de ejercicios anteriores, según lo expresamente dispuesto por el artículo 71 de la ley de 19.550 y sus modificatorias. Una vez cedida la palabra a los señores accionistas, la representante del accionista IRSA INVERSIONES Y REPRESENTACIONES S.A., señora Natalia Suescun, identificada con el número de orden 7, mociona a fin de que se tengan por leídos y aprobados los documentos que oportunamente se pusieran a consideración de los Accionistas, correspondientes a los Estados Contables Generales para el Ejercicio cerrado al 31/12/04, consistentes en el Estado de Situación Patrimonial y el Estado de Situación Patrimonial Consolidado, el Estado de Resultados y el Estado de Resultados Consolidado, el Estado de Origen y Aplicación de Fondos y el Estado de Origen y Aplicación de Fondos Consolidado, el Estado de Evolución del Patrimonio Neto, los respectivos Anexos y Notas, como asimismo la Memoria correspondiente al referido Ejercicio. Sometida a consideración de los señores Accionistas, la moción presentada, la señora Presidente informa que la misma resulta aprobada por 249.880581 votos a favor, representativos del 100% de los votos emitidos. No se registran votos en contra. A continuación, la señora Presidente pone en consideración de la Asamblea el tercer punto del Orden del Día: III. <u>CONSIDERACIÓN DE LA GESTIÓN DEL DIRECTORIO Y LA COMISIÓN FISCALIZADORA.</u> Hace uso de la palabra la representante del Accionista IRSA INVERSIONES Y REPRESENTACIONES, señora Natalia Suescun, identificada con el Número de Orden 7, quien mociona por la aprobación de la gestión de los señores Directores y miembros de la Comisión Fiscalizadora en relación a lo actuado durante el ejercicio bajo tratamiento. La señora LIFSIC de ESTOL somete a consideración de los señores accionistas la moción presentada, dejando constancia de su abstención, en su carácter de accionista acreditada para la presente Asamblea. Producida la votación correspondiente, la moción resulta aprobada por 249.879.939 votos a favor, representativos del 100 % de los votos emitidos. No se registran votos en contra. Se deja constancia de la abstención del Accionista identificado con el número de Orden 25 (LIFSIC CLARISA Y/O ESTOL CONRADO JOSE). Acto seguido, la señora Presidente somete a consideración de los señores Accionistas el cuarto punto del Orden del Día: IV <u>CONSIDERACIÓN DE LAS RETRIBUCIONES</u>

AL DIRECTORIO POR FUNCIONES TÉCNICO ADMINISTRATIVAS POR UN TOTAL DE $ 3.430 MILES, COMPUESTO DE $ 1.424 MILES EN CONCEPTO DE HONORARIOS Y $ 2006 MILES EN CONCEPTO DE OTRAS REMUNERACIONES, CORRESPONDIENTES AL EJERCICIO ECONÓMICO FINALIZADO EL 31/12/04, EL CUAL ARROJÓ QUEBRANTO COMPUTABLE EN LOS TÉRMINOS DE LAS NORMAS DE LA COMISIÓN NACIONAL DE VALORES. La señora Presidente pone de relieve que, de acuerdo a lo previsto por el artículo 14, incisos a) y b) del Estatuto Social y de conformidad con lo dispuesto por la Asamblea Ordinaria de fecha 31 de mayo de 2004, los señores Directores han percibido un importe global, comprensivo de honorarios y remuneraciones, de pesos $ 3.430 miles, que incluye las sumas percibidas como retribución por los señores Directores que desempeñaron funciones ejecutivas y/o gerenciales permanentes. En cumplimiento de lo dispuesto en el Libro 1, Capítulo III.3., artículo 6°, apartado a) de las Normas de la Comisión Nacional de Valores, el Directorio hace constar que las remuneraciones asignadas a sus miembros resultan, a su entender, adecuadas, ello en consideración a las responsabilidades, tiempo dedicado a sus funciones, competencias, idoneidad y valores de los servicios en el mercado, así como al desempeño por parte de los señores Directores de comisiones técnico-administrativas y/o funciones ejecutivas. A continuación, cede la palabra a los señores accionistas. Solicita la palabra la representante de IRSA INVERSIONES Y REPRESENTACIONES S.A., señora Natalia Suescun, quien mociona para que se apruebe la suma de $ 3.430 miles como retribución global de los señores Directores, en la forma que la misma ha sido distribuida de acuerdo a las previsiones estatutarias y en atención a las comisiones técnico-administrativas y funciones especiales desempeñadas por los mismos. Asimismo y con relación al actual ejercicio en curso, mociono para que los señores Directores perciban mensualmente, de conformidad a las previsiones estatutarias y a cuenta de honorarios por el corriente ejercicio, una suma similar a la percibida mensualmente durante el año 2004. La señora LIFSIC invita a los señores Accionistas a emitir su voto dejando constancia de su abstención. Producida la votación la moción resulta aprobada por 247.734.939 votos a favor representativos del 100% de los votos emitidos. No se registran votos en contra y se deja constancia de la abstención de los accionistas Números de Orden: 16 (ORIGENES AFJP FONDO NEGOCIABLE) y 25 (LIFSIC CLARISA Y/O ESTOL CONRADO JOSE). Seguidamente, la señora Presidente pone en consideración de los señores Accionistas el quinto punto del Orden del Día: V **CONSIDERACIÓN DE LOS HONORARIOS DE LA COMISIÓN FISCALIZADORA.** Sobre el particular, la señora Presidente hace saber a los señores accionistas que de conformidad con lo resuelto por la Asamblea General Ordinaria realizada el día 31 del mes de mayo de 2004, durante el curso del ejercicio cerrado el 31.12.04 se abonó a los integrantes de la Comisión Fiscalizadora, en concepto de adelanto de honorarios, la suma global de Pesos 562 miles. Toma la palabra la representante del

accionista IRSA INVERSIONES Y REPRESENTACIONES S.A., señora Natalia Suescun, quien mociona para que se aprueben los honorarios globales por Pesos 562 miles, percibidos a cuenta por los señores integrantes de la Comisión Fiscalizadora durante el ejercicio cerrado el 31.12.04. Asimismo mociona para que se autorice la percepción por parte de los señores síndicos, durante el ejercicio iniciado el 01.01.05, en forma mensual y a cuenta de honorarios, una suma similar a la que percibieran mensualmente durante el ejercicio bajo consideración. La señora Presidente invita a los señores accionistas a emitir su voto. La moción resulta aprobada por 249.880.581 votos a favor, representativos del 100% de los votos emitidos. No se registran votos en contra. A continuación la señora Presidente somete a consideración de la Asamblea el sexto punto del Orden del Día: VI DESIGNACIÓN DEL CONTADOR CERTIFICANTE PARA EL EJERCICIO DEL AÑO 2005 AL respecto. La Lic. LIFSIC de ESTOL informa que el Directorio de la sociedad, por unanimidad, recomienda a los señores accionistas la designación, en calidad de auditor externo titular y suplente respectivamente, para el ejercicio 2005, de los señores socios de la firma "PriceWaterhouseCoopers & Co", Contadores Gabriel Rolando Martini y Mirta Silvia Maletta, destacándose que para ello ha tenido en cuenta la opinión favorable vertida por el Comité de Auditoria en su reunión de fecha 14 del corriente mes. Se hace constar que de conformidad con lo establecido por las Normas de la Comisión Nacional de Valores, los auditores externos titular y suplente pertenecientes al mencionado Estudio han presentado ante la Comisión Nacional de Valores la declaración jurada prevista en el artículo 12 del Decreto N° 677/01 y las mismas han sido publicadas en el Boletín de la Bolsa de Comercio de Buenos Aires. En este estado, solicita la palabra la representante del Accionista IRSA INVERSIONES Y REPRESENTACIONES S.A., señora Natalia Suescun, quien mociona para que se apruebe la designación de los socios de la firma PriceWaterhouseCoopers & Co, Contadores Públicos Gabriel Rolando Martini y Mirta Silvia Maletta en calidad de auditores titular y suplente respectivamente, para la certificación de los estados contables de la sociedad correspondientes al Ejercicio que cerrará el 31.12.2005. Sometida a consideración de la Asamblea la moción efectuada, la misma resulta aprobada por 249.880.581 votos a favor, representativos del 100% de los votos emitidos. No se registran votos en contra. Seguidamente, la señora Presidente pone en consideración el séptimo punto del Orden del Día: VII DELEGACIÓN EN EL DIRECTORIO DE LAS FACULTADES PARA FIJAR LA ÉPOCA, MONTO, PLAZO Y DEMÁS TÉRMINOS Y CONDICIONES DE LAS EMISIONES DE OBLIGACIONES NEGOCIABLES DENTRO DEL PROGRAMA GLOBAL EN LOS TÉRMINOS DEL ARTICULO 9 DE LA LEY 23.576. Sobre el particular, la señora LIFSIC de ESTOL señala que de conformidad a lo previsto por el artículo 9 de la Ley 23.576 y sus modificatorias y atento el tiempo transcurrido desde que la Asamblea Ordinaria de Accionistas aprobara la delegación en el Directorio de

las facultades para fijar la época, monto, plazo y demás condiciones de las emisiones bajo el Programa de Programa Global de Emisión de Obligaciones Negociables No Convertibles por hasta Dólares Estadounidenses Dos Mil Millones o su equivalente en otras monedas, corresponde a esta Asamblea considerar la ratificación de dicho acto de delegación. Toma la palabra la representante del Accionista IRSA INVERSIONES Y REPRESENTACIONES S.A., señora Natalia Suescun, quien mociona para que se deleguen en el Directorio las más amplias facultades a fin que establezca las condiciones de emisión de las Obligaciones Negociables no convertibles en acciones, con y sin garantías, dentro del monto máximo del Programa Global del Banco aprobado por Asamblea de fecha 30 de Abril de 2003, en una o más series, incluyendo, sin carácter limitativo: monto, época, plazo, precio, tasa de interés, forma y condiciones de pago, características de los títulos o certificados representativos de la emisión, destino de emisión y/o de los fondos obtenidos, con amplias facultades para solicitar o no la autorización de oferta pública de las Obligaciones Negociables en una o más series, a la Comisión Nacional de Valores y/u organismos similares del exterior, y para solicitar o no la autorización de cotización en bolsas y/o mercados del país y/o del exterior y para solicitar las autorizaciones pertinentes ante el Banco Central de la República Argentina, en todos los casos a exclusiva decisión del Directorio y mediante la utilización de cualesquiera de los procedimientos previstos al efecto por las normas en vigencia, y con la posibilidad de que el Directorio subdelegue todas o algunas de dichas facultades en las personas que determine en los términos del artículo 270 de la Ley de Sociedades Comerciales. Mociona además, para que dicha delegación de facultades comprenda también la autorización a fin de que, por intermedio de cualesquiera de sus miembros o de las personas que se designen, realicen todos los trámites pertinentes ante la Comisión Nacional de Valores o entidades equivalentes del exterior, el Banco Central de la República Argentina, bolsas de comercio y/u otros entes autorregulados y/o mercados del país y/o del exterior, Caja de Valores S.A. y/u otros organismos equivalentes y demás que correspondan, suscribiendo a tales efectos cualquier documentación necesaria y efectuando cuantas declaraciones y/o aclaraciones fuera menester, tendientes a la obtención de la autorización de oferta pública, de la cotización en los mercados, bolsas y/o entes mencionados, y al ingreso a regímenes de depósito colectivo y, por último, queden autorizados para negociar y firmar todos los contratos y documentación necesaria para implementar la o las emisiones firmando en su caso los títulos representativos de las Obligaciones Negociables con firmas autógrafas o en facsímil y otorgar amplias facultades para efectuar con respecto a las emisiones cualquier modificación, supresión o agregado que el Directorio estime necesario o conveniente o que pudiere provenir de criterios sustentados por la Comisión Nacional de

Valores o entidades equivalentes del exterior, el Banco Central de la República Argentina, bolsas de comercio y/u otros entes autorregulados y/o mercados del país y/o del exterior, Caja de Valores S.A. y/u otros organismos equivalentes, y demás que correspondan, dentro de los parámetros aquí propuestos. La señora Presidente somete a consideración de la Asamblea la moción presentada. Finalizada la votación correspondiente, la moción resulta aprobada por 249.880.581 votos a favor, representativos del 100% de los votos emitidos. No se registran votos en contra. No habiendo más asuntos que tratar, se da por concluida la presente Asamblea, siendo las trece horas diez minutos.--

ACTA DE ASAMBLEA ESPECIAL DE ACCIONISTAS CLASE "D" N° 52. En la ciudad de Buenos Aires, a los 28 días del mes de abril de 2005, siendo las 13 horas, treinta minutos se reúnen en la sede social sita en Reconquista 151, Capital Federal, los señores accionistas del "BANCO HIPOTECARIO S.A." que figuran inscriptos en los folios 17 y 18 del Libro de Depósito de Acciones y Registro de Asistencia a las Asambleas N° 3 de la Sociedad, en Asamblea Especial de Accionistas Clase "D", a fin de tratar los puntos del Orden del Día consignados en el Acta de Directorio N° 162 de fecha 23 de marzo de 2005 y que fueran publicados en el Boletín Oficial y en el Diario "La Prensa" los días 1, 4, 5, 6, y 7 del corriente mes. Concurren en primera convocatoria 20 accionistas representados por medio de mandatarios y 1 accionista por derecho propio, tenedores en conjunto de 56.342.379 acciones ordinarias escriturales de la Clase "D", representativas del 81,48 % del capital social en circulación correspondiente a la clase mencionada y el 81,48 % de los derechos de voto de dicha clase accionaria, bajo la presidencia de la señora Clarisa Diana LIFSIC de ESTOL en calidad de Presidente de la Sociedad. Se registra la asistencia de los Directores: Julio A. MACCHI, Carlos B. PÍSULA, Federico L. BENSADÓN, Pedro DEL PIERO, Jorge GROUMAN, Gabriel A. REZNIK, Pablo D. VERGARA DEL CARRIL, Ernesto M. VIÑES y Saúl ZANG. Asimismo se encuentran presentes los señores Síndicos Dres. José Antonio CÁCERES MONIÉ, Nicolás DILERNIA, José Daniel ABELOVICH, Ricardo FLAMMINI y Marcelo Héctor FUXMAN. Asiste asimismo el Cdor. Gustavo PODESTÁ en representación de la Bolsa de Comercio de Buenos Aires. Por la Comisión Nacional de Valores asisten los Dres. María Inés PONT LEZICA y Carlos Ángel BERTANI. Seguidamente, verificado el quórum reglamentario y en razón de no haberse formulado objeciones al acto, la señora Presidente declara abierta la Asamblea y somete a consideración de los señores Accionistas el primer punto del Orden del Día: I. **DESIGNACIÓN DE DOS ACCIONISTAS PARA APROBAR Y SUSCRIBIR EL ACTA**. Solicita la palabra la representante del accionista IRSA INVERSIONES Y REPRESENTACIONES S.A., señora Natalia Suescun, identificada con el Número de Orden 3, quien propone que el acta de Asamblea sea aprobada y suscripta por los representantes de los accionistas BANCO DE LA NACIÓN ARGENTINA FIDUCIARIO DEL FIDEICOMISO DE ASISTENCIA AL FONDO FIDUCIARIO FEDERAL DE INFRAESTRUCTURA REGIONAL e IRSA INVERSIONES Y REPRESENTACIONES S.A., adelantando su voto favorable en tal sentido. A continuación la señora Presidente somete a consideración de los Accionistas la moción presentada. Efectuada la votación correspondiente, la señora Presidente informa que la moción resulta aprobada por 169.027.137 votos a favor, representativos del 100% de los votos emitidos. No se registran votos en contra. Acto seguido, la señora Presidente pone a consideración de la Asamblea el segundo punto del Orden del Día: II. **ELECCIÓN DE CUATRO DIRECTORES TITULARES POR DOS EJERCICIOS, EN REEMPLAZO DE CUATRO DIRECTORES**

<u>TITULARES CON MANDATO CUMPLIDO</u>. Solicita la palabra la representante del accionista IRSA INVERSIONES Y REPRESENTACIONES S.A., señora Natalia Suescun, identificada con el Número de Orden 3, quien mociona para que se designe en calidad de directores titulares por dos ejercicios a los Señores Ernesto Manuel VIÑES (L.E. N° 4.596.798); Gabriel A.G. REZNIK (DNI N° 12.945.351), Jacobo Julio DREIZZEN (DNI 11.955.534) y Alfredo MAC LAUGHLIN (L.E. N° 4.409.586). A los fines previstos en la Resolución General N° 400/02 de la Comisión Nacional de Valores se informa que los señores VIÑES y REZNIK, no revisten la condición de independientes, mientras que los señores DREIZZEN Y MAC LAUGHLIN reviste tal condición. Asimismo se hace saber que ninguna de las personas nominadas se halla alcanzada por las inhabilidades previstas por el artículo 10 de la Ley de Entidades Financieras. A continuación, la señora Presidente somete a consideración de los señores Accionistas la moción presentada, poniendo de relieve que las personas precedentemente nominadas en calidad de Directores titulares han hecho conocer en forma escrita a la Sociedad, con anterioridad a la presente Asamblea, la aceptación del cargo propuesto. Efectuada la votación, la señora Presidente informa que la misma resulta aprobada por 139.610.637 votos a favor, representativos del 100% de los votos emitidos. No se registran votos en contra y se deja constancia de la abstención de los accionistas Números de Orden: 2 (Banco de la Nación Argentina Fiduciario del Fideicomiso de Asistencia al Fondo Fiduciario Federal de Infraestructura Regional) y 12 (ORIGENES AFJP SA FONDO NEGOCIABLE).A continuación, la señora Presidente pone en consideración de la Asamblea el tercer punto del Orden del Día: III. <u>ELECCIÓN DE CUATRO DIRECTORES SUPLENTES, EN REEMPLAZO DE CUATRO DIRECTORES SUPLENTES CON MANDATO CUMPLIDO</u>. Hace uso de la palabra la representante del Accionista IRSA INVERSIONES Y REPRESENTACIONES S.A., señora Natalia Suescun, identificada con el Número de Orden 3, quien mociona para que sean designados en calidad de directores suplentes, en el orden que seguidamente se enuncia, los Señores: Alejandro Gustavo ELSZTAIN (DNI 17.737.414); Gabriel Gustavo SAIDÓN (DNI 12.380.145); Jorge Miguel GROUMAN (DNI 10.129.491) y Cedric David BRIDGER (L.E. 5.038.560) todos ellos con mandato por dos ejercicios. A los fines previstos en la Resolución General N° 400/02 de la Comisión Nacional de Valores se informa que los señores ELSZTAIN, SAIDÓN, y BRIDGER no revisten la condición de independientes, mientras que el señor GROUMAN reviste tal condición. Asimismo se hace saber que ninguna de las personas nominadas se halla alcanzada por las inhabilidades previstas por el artículo 10 de la Ley de Entidades Financieras. La señora Presidente somete a votación la moción presentada poniendo de relieve que las personas precedentemente nominadas en calidad de Directores suplentes han hecho conocer en forma escrita a la Sociedad, con anterioridad a la presente Asamblea, la aceptación del cargo propuesto. Producida la votación

correspondiente, la moción resulta aprobada por 139.610.637 votos a favor, representativos del 100% de los votos emitidos. No se registran votos en contra y se deja constancia de la abstención de los accionistas Números de Orden: 2 (BANCO DE LA NACIÓN ARGENTINA FIDUCIARIO DEL FIDEICOMISO DE ASISTENCIA AL FONDO FIDUCIARIO FEDERAL DE INFRAESTRUCTURA REGIONAL) y 12 (ORIGENES AFJP SA FONDO NEGOCIABLE). No habiendo más asuntos que tratar, se da por concluida la presente Asamblea, siendo las trece horas cuarenta y cinco minutos.---

ACTA DE ASAMBLEA ESPECIAL CONJUNTA DE ACCIONISTAS CLASE "D" Y "C" N° 53. En la ciudad de Buenos Aires, a los 28 días del mes de abril de 2005, siendo las catorce horas, se reúnen en la sede social sita en Reconquista 151, Capital Federal, los señores accionistas del "BANCO HIPOTECARIO S.A." que figuran transcriptos en los folios 19 y 20 del Libro de Depósito de Acciones y Registro de Asistencia a las Asambleas N° 3 de la Sociedad, en Asamblea Especial Conjunta de Accionistas Clase "D" y "C", a fin de tratar los puntos del Orden del Día consignados en el Acta de Directorio N° 162 de fecha 23 de marzo de 2005 y que fueran publicados en el Boletín Oficial y en el Diario "La Prensa" los días 1, 4, 5, 6, y 7 del corriente mes. Concurren en primera convocatoria 21 accionistas representados por medio de mandatarios y 1 accionista por derecho propio, tenedores en conjunto de 63.842.379 acciones ordinarias escriturales de las clases "D" y "C", representativas del 63,29% del capital social correspondiente a las clases mencionadas en circulación con derecho a 191.527.137 votos, bajo la presidencia de la señora Clarisa Diana LIFSIC de ESTOL en calidad de Presidente de la Sociedad. Se registra la asistencia de Directores Julio A. MACCHI, Carlos B. PÍSULA, Federico L. BENSADÓN, Pedro DEL PIERO, Jorge GROUMAN, Gabriel A. REZNIK, Pablo D. VERGARA DEL CARRIL, Ernesto M. VIÑES y Saúl ZANG. Asimismo se encuentran presentes los señores Síndicos Dres. José Antonio CÁCERES MONIÉ, Nicolás DILERNIA, José Daniel ABELOVICH, Ricardo FLAMMINI y Marcelo Héctor FUXMAN. Asiste asimismo el Cdor. Gustavo PODESTÁ en representación de la Bolsa de Comercio de Buenos Aires. Por la Comisión Nacional de Valores asisten los Dres. María Inés PONT LEZICA y Carlos Ángel BERTANI. Seguidamente, verificado el quórum y en razón de no haberse formulado objeciones al acto, la señora Presidente declara abierta la Asamblea y somete a consideración de los señores Accionistas el primer punto del Orden del Día.: I. **DESIGNACIÓN DE DOS ACCIONISTAS PARA APROBAR Y SUSCRIBIR EL ACTA.** Solicita la palabra la representante del accionista IRSA INVERSIONES Y REPRESENTACIONES S.A., señora Natalia Suescun, identificada con el Número de Orden 4, quien propone que el acta de Asamblea sea aprobada y suscripta por los representantes de los accionistas ESTADO NACIONAL e IRSA INVERSIONES Y REPRESENTACIONES S.A., adelantando su voto favorable en tal sentido. Solicita la palabra el representante del accionista ESTADO NACIONAL, señor Claudio Fabian Villagra, identificado con el Número de Orden 1, quien mociona para que el acta de Asamblea sea aprobada y suscripta por los representantes de los accionistas ESTADO NACIONAL y BANCO DE LA NACIÓN ARGENTINA FIDUCIARIO DEL FIDEICOMISO DE ASISTENCIA AL FONDO FIDUCIARIO DE INFRAESTRUCTURA REGIONAL. La señora Suescun retira la moción presentada con anterioridad. A continuación la señora Presidente somete a consideración de los Accionistas la moción efectuada por el señor Claudio Fabian Villagra. Efectuada la votación correspondiente, la señora Presidente informa que la moción resulta

aprobada por 191.527.137 votos a favor, representativos del 100% de los votos emitidos. No se registran votos en contra. Acto seguido, la señora Presidente pone a consideración de la Asamblea el segundo punto del Orden del Día: II. <u>ELECCIÓN DE TRES SÍNDICOS TITULARES Y TRES SÍNDICOS SUPLENTES POR DOS EJERCICIOS, EN REEMPLAZO DE LOS TRES SÍNDICOS TITULARES Y DE DOS SÍNDICOS SUPLENTES CON MANDATO CUMPLIDO, Y DE UN SÍNDICO SUPLENTE PARA CUBRIR LA VACANTE DEL QUE DEBIÓ ASUMIR COMO TITULAR ANTE LA RENUNCIA DE UN SÍNDICO TITULAR</u>. Toma la palabra la representante del accionista IRSA INVERSIONES Y REPRESENTACIONES S.A., señora Natalia Suescun, identificada con el Número de Orden 4, quien mociona para que se proceda a otorgar un nuevo mandato por dos ejercicios a los Señores Síndicos Titulares José Daniel ABELOVICH; Marcelo Héctor FUXMAN y Ricardo FLAMMINI. Asimismo mociona para que se proceda a otorgar mandato por dos ejercicios a los Señores Síndicos Suplentes Alicia Graciela RIGUEIRA; Roberto MURMIS y Silvia Cecilia DE FEO. A los fines previstos en la Resolución General N° 400/02 de la Comisión Nacional de Valores se informa que los señores ABELOVICH, FUXMAN, FLAMMINI, la señora RIGUEIRA, el señor MURMIS y la señora DE FEO revisten la condición de independientes. Asimismo se hace saber que ninguna de las personas nominadas se halla alcanzada por las inhabilidades previstas por el artículo 10 de la Ley de Entidades Financieras. A continuación, solicita la palabra el representante del accionista ESTADO NACIONAL, señor Claudio Fabian Villagra, quien mociona por la designación de la señora Adriana MERLO como uno de los síndicos titulares, y el señor Miguel Julio ELIAS como síndico suplente. La señora Presidente somete a consideración de los señores Accionistas la moción presentada primeramente por la representante del accionista IRSA INVERSIONES Y REPRESENTACIONES S.A.. Efectuada la votación, la señora Presidente informa que la misma resulta aprobada por 135.683.511 votos a favor, representativos del 73,16% de los votos emitidos. Se registran 49.771.500 votos en contra, correspondientes a los accionistas identificados con los Números de Orden 1 (Clase "C" representada por el ESTADO NACIONAL) y 3 (BANCO DE LA NACIÓN ARGENTINA FIDUCIARIO DEL FIDEICOMISO DE ASISTENCIA AL FONDO FIDUCIARIO FEDERAL DE INFRAESTRUCTURA REGIONAL) que representan el 26,84% de los votos emitidos. Se deja constancia de la abstención de los accionistas Números de Orden: 11 (CONSOLIDAR FONDO) y 13 (ORIGENES AFJP SA FONDO NEGOCIABLE). Seguidamente, la señora Presidente señala que habiendo sido aprobada la primer moción, no corresponde someter a votación la segunda moción presentada. No habiendo más asuntos que tratar, se da por concluida la reunión, siendo las catorce horas quince minutos.---- -----

ACTA DE ASAMBLEA ESPECIAL DE ACCIONISTAS CLASE "A" N° 54. En la ciudad de Buenos Aires, a los 28 días del mes de abril de 2005, siendo las catorce horas, treinta minutos se reúnen en la sede social sita en Reconquista 151, Capital Federal, los señores accionistas del "BANCO HIPOTECARIO S.A." que figuran transcriptos en el folio 21 del Libro de Depósito de Acciones y Registro de Asistencia a las Asambleas N° 3 de la Sociedad, en Asamblea Especial de Accionistas Clase "A", a fin de tratar los puntos del Orden del Día consignados en el Acta de Directorio N° 162 de fecha 23 de marzo de 2005 y que fueran publicados en el Boletín Oficial y en el Diario "La Prensa" los días 1, 4, 5, 6, y 7 del corriente mes, concurren a la Asamblea 2 Accionistas representados por mandatario, tenedores en conjunto de 65.853.444 acciones ordinarias escriturales de la Clase A, que confieren derecho a 65.853.444 votos y representan el 100 % del capital social y de los derechos de voto correspondientes a esa clase de acciones, bajo la presidencia de la señora Clarisa Diana LIFSIC de ESTOL en calidad de Presidente de la Sociedad. Se registra la asistencia de Directores Julio A. MACCHI, Carlos B. PÍSULA, Federico L. BENSADÓN, Pedro DEL PIERO, Jorge GROUMAN, Gabriel A. REZNIK, Pablo D. VERGARA DEL CARRIL, Ernesto M. VIÑES y Saúl ZANG. Asimismo se encuentran presentes los señores Síndicos Dres. José Antonio CÁCERES MONIÉ, Nicolás DILERNIA, José Daniel ABELOVICH, Ricardo FLAMMINI y Marcelo Héctor FUXMAN. Asiste asimismo el Cdor. Gustavo PODESTÁ en representación de la Bolsa de Comercio de Buenos Aires. Por la Comisión Nacional de Valores asisten los Dres. María Inés PONT LEZICA y Carlos Ángel BERTANI. Seguidamente, verificado el quórum y en razón de no haberse formulado objeciones al acto, la señora Presidente declara abierta la Asamblea y somete a consideración del Accionista el primer punto del Orden del Día.: I. DESIGNACIÓN DE ACCIONISTA PARA APROBAR Y SUSCRIBIR EL ACTA. Cedida la palabra el representante del accionista ESTADO NACIONAL, manifiesta que corresponde que el acta de Asamblea sea aprobada y suscripta por el representante del accionista ESTADO NACIONAL, adelantando su voto favorable en tal sentido. La señora Presidente informa que la moción resulta aprobada por unanimidad. Acto seguido, la señora Presidente pone a consideración de la Asamblea el segundo punto del Orden del Día: II. ELECCIÓN DE DOS DIRECTORES TITULARES POR DOS EJERCICIOS, EN REEMPLAZO DE LOS DIRECTORES TITULARES CON MANDATO CUMPLIDO. Toma la palabra el representante del accionista ESTADO NACIONAL, señor Claudio Fabián Villagra, y mociona para que se designe en calidad de directores titulares a los señores Julio Augusto MACCHI (L.E. N° 4.316.923) y Carlos Bernardo PÍSULA (L.E. N° 4.699.992), por los ejercicios 2005 y 2006, disponiendo que los directores electos asuman ad referéndum del decreto pertinente del Poder Ejecutivo Nacional, conforme a lo dispuesto por el decreto N° 491 del 12/03/2002. A los fines previstos en la Resolución General N° 400/02 de la Comisión Nacional de Valores

se informa que los señores MACCHI y PISULA, revisten la condición de independientes. Adelanta su voto favorable. A continuación, la señora Presidente informa que la moción resulta aprobada por unanimidad. Seguidamente, la señora Presidente pone en consideración de la Asamblea el tercer punto del Orden del Día: **III. ELECCIÓN DE UN SÍNDICO TITULAR Y UN SÍNDICO SUPLENTE, EN REEMPLAZO DE UN SÍNDICO TITULAR Y UN SÍNDICO SUPLENTE CON MANDATO CUMPLIDO**. Tiene la palabra el señor Claudio Fabián Villagra, representante del accionista ESTADO NACIONAL, quien mociona para que sean designados el contador Néstor Luis FUKS (L.E. N° 4.441.746) en calidad de síndico titular y la contadora Silvia María GENTILE (D.N.I. N° 14.201.103) como síndica suplente. A los fines previstos en la Resolución General N° 400/02 de la Comisión Nacional de Valores se informa que el señor FUKS y la señora GENTILE, no revisten la condición de independientes. Adelanta su voto favorable. La señora Presidente informa que la moción resulta aprobada por unanimidad. No habiendo más asuntos que tratar, se da por concluida la reunión, siendo las catorce horas cuarenta y cinco minutos.-------------------

<u>ACTA DE ASAMBLEA ESPECIAL DE ACCIONISTAS CLASE "B" N° 55</u>. En la ciudad de Buenos Aires, a los 28 días del mes de abril de 2005, siendo las quince horas se halla presente en la sede social sita en Reconquista 151, Capital Federal, el señor representante del Accionista BANCO DE LA NACIÓN ARGENTINA en su carácter de Fiduciario del Fideicomiso del Programa de Propiedad Participada, quien asienta constancia de asistencia en el folio 22 del Libro de Depósito de Acciones y Registro de Asistencia a las Asambleas N° 3 de la Sociedad, con motivo de la convocatoria a Asamblea Especial de Accionistas Clase "B", como tenedor de 7.500.000 acciones ordinarias escriturales clase B que representan el 100% del capital y votos correspondientes a esa clase de acciones, a fin de tratar los puntos del Orden del Día consignados en el Acta de Directorio N° 162 de fecha 23 de marzo de 2005 y que fueran publicados en el Boletín Oficial y en el Diario "La Prensa" los días 1, 4, 5, 6, y 7 del corriente mes, bajo la presidencia de la señora Clarisa Diana LIFSIC de ESTOL en calidad de Presidente de la Sociedad. Se registra la asistencia de Directores Julio A. MACCHI, Carlos B. PÍSULA, Federico L. BENSADÓN, Pedro DEL PIERO, Jorge GROUMAN, Gabriel A. REZNIK, Pablo D. VERGARA DEL CARRIL, Ernesto M. VIÑES y Saúl ZANG. Asimismo se encuentran presentes los señores Síndicos Dres. José Antonio CÁCERES MONIÉ, Nicolás DILERNIA, José Daniel ABELOVICH, Ricardo FLAMMINI y Marcelo Héctor FUXMAN. Asiste asimismo el Cdor. Gustavo PODESTÁ en representación de la Bolsa de Comercio de Buenos Aires. Por la Comisión Nacional de Valores asisten los Dres. María Inés PONT LEZICA y Carlos Ángel BERTANI. Dada la asistencia del Accionista único por la clase B y en razón de no haberse formulado objeciones al acto, la señora Presidente declara abierta la Asamblea y somete a consideración del Accionista el primer punto del Orden del Día.: I. <u>DESIGNACIÓN DE ACCIONISTA PARA APROBAR Y SUSCRIBIR EL ACTA</u>. Toma la palabra el representante del Accionista BANCO DE LA NACIÓN ARGENTINA - FIDUCIARIO DEL FIDEICOMISO DEL PROGRAMA DE PROPIEDAD PARTICIPADA, señor Carlos Domingo LE FORT, quien manifiesta que corresponde que el acta de Asamblea sea aprobada y suscripta por el representante del accionista único, adelantando su voto favorable en tal sentido. En función de ello, la señora Presidente informa a los presentes que la moción resulta aprobada por unanimidad. Acto seguido, la señora Presidente pone a consideración del Accionista el segundo punto del Orden del Día: II <u>ELECCIÓN DE UN SINDICO TITULAR Y UN SINDICO SUPLENTE POR DOS EJERCICIOS, EN REEMPLAZO DEL SINDICO TITULAR Y DEL SINDICO SUPLENTE CON MANDATO CUMPLIDO</u>. Toma la palabra el representante del accionista BANCO DE LA NACIÓN ARGENTINA - FIDUCIARIO DEL FIDEICOMISO DEL PROGRAMA DE PROPIEDAD PARTICIPADA, señor Carlos Domingo LE FORT, quien mociona y vota favorablemente para que se designe en calidad de síndico titular al señor Nicolás DILERNIA (L.E. N° 4.258.807) y como síndico suplente al señor Martín Esteban SCOTTO (D.N.I N° 22.447.554). A los fines

previstos en la Resolución General N° 400/02 de la Comisión Nacional de Valores informa que los nombrados no revisten la condición de independiente. Se hace saber que las personas nominadas no se hallan alcanzadas por las inhabilidades previstas por el artículo 10 de la Ley de Entidades Financieras. La señora Presidente informa a los presentes que la moción resulta aprobada por unanimidad. No habiendo más asuntos que tratar, se da por concluida la reunión, siendo las quince horas quince minutos.-------------------

ENGLISH TRANSLATION OF EXHIBIT 14

MINUTES OF THE GENERAL ORDINARY SHAREHOLDERS' MEETING Nº 51. In the city of Buenos Aires on April 28, 2005 at 12:50 p.m. a General Ordinary Shareholders' Meeting is held at the registered office located at Reconquista 151, City of Buenos Aires by the shareholders of "BANCO HIPOTECARIO S.A." registered on pages 14 through 16 of the Share Deposit Book and Record of Shareholders' Meeting Attendance Nº 3 of the Company to deal with the Agenda items stated in Board Minutes Nº 162 dated March 23, 2005, as published in the Official Gazette and in "La Prensa" newspaper on April 1, 4, 5, 6 and 7, 2005. The Shareholders' Meeting on first call is attended by 24 shareholders represented by proxy and 1 shareholder present in person, holding in aggregate 137,195,823 common book-entry Class "A", "B", "C" and "D" shares, representing 91.46% of the outstanding capital stock and entitled to 249,880,581 votes, which Shareholders' Meeting is presided over by Mrs. Clarisa Diana LIFSIC de ESTOL as President of the Company. The meeting is attended by Directors Julio A. MACCHI, Carlos B. PÍSULA, Federico L. BENSADÓN, Pedro DEL PIERO, Jorge GROUMAN, Gabriel A. REZNIK, Pablo D. VERGARA DEL CARRIL, Ernesto M. VIÑES and Saúl ZANG. The Syndics Dr. José Antonio CÁCERES MONIÉ, Dr. Nicolás DILERNIA, Dr. José Daniel ABELOVICH, Dr. Ricardo FLAMMINI and Dr. Marcelo Héctor FUXMAN are also present thereat. Further, Accountant Gustavo PODESTÁ also attends the meeting on behalf of the Buenos Aires Stock Exchange. Dr. María Inés PONT LEZICA and Dr. Carlos Ángel BERTANI attend the meeting on behalf of the Argentine Securities Commission ("CNV"). In addition, Accountant Diego SISTO is also present thereat on behalf of "PriceWaterhouseCoopers & Co.", the Bank's Independent Accountants. Upon quorum being verified and upon no objections having been raised in respect of the meeting, the President declares de Shareholders' Meeting open and submits to the consideration of Shareholders the first Agenda item: **I. APPOINTMENT OF TWO SHAREHOLDERS TO APPROVE AND SIGN THE**

MINUTES. The representative of the shareholder IRSA INVERSIONES Y REPRESENTACIONES S.A., Mrs. Natalia Suescun, identified under Order Number 7, asks for the floor and proposes the Shareholders' Meeting minutes to be approved and signed by the representatives of shareholders NATIONAL STATE and IRSA INVERSIONES Y REPRESENTACIONES S.A., stating in advance her favorable vote in such respect. Then, the President submits the motion raised to the consideration of Shareholders. Upon the relevant voting being made, the President informs that the motion is approved by 249,880,581 favorable votes, representing 100% of votes cast. No negative votes were recorded. Then the President submits the second Agenda item to the consideration of the Shareholders' Meeting: **II. REVIEW OF DOCUMENTS REQUIRED UNDER SECTION 234, SUBSECTION 1, OF LAW 19,550 FOR THE FISCAL YEAR ENDED 12/31/04**. In this respect, the President remarks that all the documentation constituting the Financial Statements and Annual Report of the company for the Fiscal Year ended 12/31/04 has been approved by the Board of Directors at the meeting held on 02/14/05. Further she states that the Financial Statements to be considered include the relevant reports of the Supervisory Committee and the Independent Accountants of the Company and that such documentation has been made available to Shareholders in compliance with the legal requirements in such respect. Likewise, she states that the distribution of profits for the year under analysis is not required to be considered as such profits are to be allocated to set off the losses of previous years, as expressly provided for in section 71 of Law 19,550, as amended. Upon the floor being given to shareholders, the representative of Shareholder IRSA INVERSIONES Y REPRESENTACIONES S.A., Mrs. Natalia Suescun, identified under order number 7, motions to acknowledge as read and approved the documents relating to the Financial Statements for the Fiscal Year ended 12/31/04, consisting of the Balance Sheet and the Consolidated Balance

Sheet, the Statement of Income and the Consolidated Statement of Income, the Statement of Sources and Uses of Funds and the Consolidated Statement of Sources and Uses of Funds, the Statement of Changes in Shareholders' Equity, the respective Exhibits and Notes as well as the Annual Report corresponding to the aforementioned Fiscal Year, which had been timely submitted to the consideration of Shareholders. Upon the motion being submitted to the consideration of Shareholders, the President informs that it is approved by 249,880,581 favorable votes, representing 100% of votes cast. No negative votes were recorded. Then the President submits to the consideration of the Shareholders' Meeting the third Agenda item: **III. CONSIDERATION OF THE BOARD OF DIRECTORS' AND SUPERVISORY COMMITTEE'S PERFORMANCE.** The representative of Shareholder IRSA INVERSIONES Y REPRESENTACIONES, Mrs. Natalia Suescun, identified under Order Number 7, takes the floor and motions to approve the performance of Directors and members of the Supervisory Committee during the year under analysis. Mrs. LIFSIC de ESTOL submits the motion to the consideration of Shareholders, stating her abstention, in her capacity as qualified shareholder for purposes of this Shareholders' Meeting. Upon the relevant voting being made, the motion is approved by 249,879,939 favorable votes, representing 100% of votes cast. No negative votes were recorded. The abstention of the Shareholder identified under order number 25 (LIFSIC CLARISA AND/OR ESTOL CONRADO JOSE) is hereby recorded. Then, the President submits to the consideration of Shareholders the fourth Agenda item: **IV. CONSIDERATION OF FEES PAID TO THE BOARD OF DIRECTORS FOR TECHNICAL AND ADMINISTRATIVE DUTIES FOR AN AGGREGATE AMOUNT OF $ 3,430 THOUSAND, CONSISTING OF $ 1,424 THOUSAND AS FEES AND $ 2,006 THOUSAND AS OTHER COMPENSATION, FOR THE FISCAL YEAR ENDED 12/31/04, WHICH REFLECTED A COMPUTABLE DEFICIT UNDER THE TERMS OF THE REGULATIONS OF THE ARGENTINE SECURITIES COMMISSION.** The President states that,

pursuant to the provisions of section 14, subsections a) and b) of the Bank's Bylaws and pursuant to the resolutions of the Ordinary Shareholders' Meeting held on May 31, 2004, Directors have received a global amount, comprising fees and compensations, of pesos $ 3,430 thousand, which includes the amounts received as compensation by Directors who performed permanent executive and/or managerial duties. In compliance with the provisions of Book 1, Chapter III.3., section 6, subsection a) of the Regulations of the Argentine Securities Commission, the Board of Directors states that the compensation assigned to its members is, in its opinion, adequate, taken into consideration the responsibilities, time devoted to their duties, incumbencies, qualification and market value of such services as well as the performance by Directors of technical and administrative and/or executive duties. Then the President gives the floor to shareholders. The representative of IRSA INVERSIONES Y REPRESENTACIONES S.A., Mrs. Natalia Suescun, asks for the floor and motions to approve the amount of $ 3,430 thousand as global compensation of the Directors in the manner it has been distributed in accordance with the rules contained in the bylaws and as consideration for the technical and administrative and special duties performed by them. In addition, in connection with the current fiscal year, she motions to cause Directors to receive every month, in accordance with the rules contained in the bylaws and as advanced fees for the current fiscal year, an amount similar to the monthly sum received during 2004. Mrs. LIFSIC invites shareholders to cast their votes, stating her abstention in advance. Upon the voting being completed, the motion is approved by 247,734,939 favorable votes, representing 100% of votes cast. No negative votes were recorded, with the abstention of the shareholders identified under the following Order Numbers being recorded: 16 (ORÍGENES AFJP NEGOTIABLE FUND) and 25 (LIFSIC, CLARISA AND/OR ESTOL, CONRADO JOSE).

Then the President submits to the consideration of Shareholders the FIFTH Agenda item: **V. CONSIDERATION OF THE FEES PAYABLE TO THE SUPERVISORY COMMITTEE**. In this respect, the President notifies shareholders that, pursuant to the resolutions of the General Ordinary Shareholders' Meeting held on May 31, 2004, during the year ended 12.31.04 the members of the Supervisory Committee were paid, as advanced fees, the global amount of Pesos 562 thousand. The representative of shareholder IRSA INVERSIONES Y REPRESENTACIONES S.A., Mrs. Natalia Suescun, takes the floor and proposes to approve the global fees of Pesos 562 thousand paid in advance to the members of the Supervisory Committee during the year ended 12.31.04. In addition, she motions to authorize the receipt by the Syndics during the fiscal year started 01/01/05, on a monthly basis and as advance fees, of an amount similar to the monthly sum received by them during the year under analysis. The President invites shareholders to cast their vote. The motion is approved by 249,880,581 favorable votes, representing 100% of votes cast. No negative votes were recorded. Then, the President submits to the consideration of the Shareholders' Meeting the sixth Agenda item: **VI. APPOINTMENT OF CERTIFYING ACCOUNTANT FOR FISCAL YEAR 2005**. In this respect, Mrs. LIFSIC de ESTOL notifies that the company's Board of Directors unanimously recommends shareholders to appoint Accountants Gabriel Rolando Martini and Mirta Silvia Maletta, partners of the firm "PriceWaterhouseCoopers & Co." as regular and alternate independent accountants, respectively, for fiscal year 2005 it being hereby noted that for such purpose the favorable opinion issued by the Audit Committee at the meeting held last April 14, 2005 was taken into consideration. Further, it is hereby stated that, pursuant to the provisions of the Regulations of the Argentine Securities Commission, the regular and alternate independent accountants of the aforementioned Firm have filed with the Argentine Securities

Commission the affidavits provided for in section 12 of Decree N° 677/01 and that such affidavits have been published in the Bulletin of the Buenos Aires Stock Exchange. At this stage, the representative of Shareholder IRSA INVERSIONES Y REPRESENTACIONES S.A., Mrs. Natalia Suescun, asks for the floor and motions to approve the appointment of Price Waterhouse & Co partners, Accountants Gabriel Ronaldo Martini and Mirta Maletta as regular and alternate independent accountants, respectively, for purposes of the certification of the company's financial statements for the Fiscal Year ending 12.31.2005. Upon it being submitted to the consideration of the Shareholders' Meeting, the motion is approved by 249,880,581 favorable votes, representing 100% of votes cast. No negative votes were recorded. Thereafter, the President submits to consideration the seventh Agenda Item: **VII. DELEGATION TO THE BOARD OF DIRECTORS OF THE POWER TO FIX THE TIME, AMOUNT, TERM AND OTHER TERMS AND CONDITIONS FOR THE ISSUANCE OF NOTES UNDER THE GLOBAL PROGRAM, PURSUANT TO THE PROVISIONS OF SECTION 9 OF LAW 23,576.** In this respect, Mrs. LIFSIC de ESTOL states that, according to the provisions of section 9 of Law 23,576, as amended, and due to the time elapsed since the approval by the Ordinary Shareholders' Meeting of the delegation to the Board of Directors of the power to fix the time, amount, term and other terms and conditions for the issuance of notes under the Global Program for the Issuance of Non-Convertible Negotiable Obligations for an amount up to U.S. Dollars Two Billion or its equivalent in other currencies, this Shareholders' Meeting is required to consider the ratification of such delegation. The representative of Shareholder IRSA INVERSIONES Y REPRESENTACIONES S.A., Mrs. Natalia Suescun, takes the floor and motions to delegate to the Board of Directors the broadest powers for it to determine the conditions for the issuance of secured and unsecured Negotiable Obligations non-convertible into shares up to the maximum amount of the Bank's Global

Program, as approved by the Shareholders' Meeting held on April 30, 2003, in one or more tranches, including, without limitation: the amount, time, term, price, interest rate, payment form and conditions, features of the notes or certificates evidencing the issuance, allocation of the issue and/or the proceeds therefrom, with broad powers to apply or not to apply for authorization for the public offering of the Notes, in one or more tranches, to the Argentine Securities Commission and/or any similar foreign agency and to apply or not to apply for authorization for their listing on any Argentine or foreign stock exchange and/or market as well as to apply for the relevant authorizations to the Central Bank of the Republic of Argentina, in all such cases, at the Board of Directors' sole discretion and by means of any of the procedures set forth to such effect by the regulations in force, with the Board of Directors being empowered to sub-delegate any or all of such powers to the persons designated by it, pursuant to the provisions of section 270 of the Business Companies Law. She further proposes to cause such delegation of powers to include the authorization for it, acting through any of its members or the persons designated by it, to comply with all the relevant formalities before the Argentine Securities Commission or equivalent foreign agencies, the Central Bank of the Republic of Argentina, any stock exchange and/or other self-regulated entity and/or any Argentine and/or foreign market, Caja de Valores S.A. and/or any other equivalent entity as well as before any other agency as may be required, empowering it for such purpose to execute any document as may be necessary and to make any representation and/or clarification as may be required to obtain authorization for their public offering, listing on the aforementioned markets, stock exchanges and/or entities, and their admission to the collective deposit system, further authorizing it to negotiate and execute any agreement and document as may be

necessary to implement the issues, by executing, if the case may be, the certificates representing the Notes, either by manual or facsimile signature, and to grant it the broadest powers for it to give effect, in respect of any issue, to any amendment, deletion or addition as the Board of Directors may deem necessary or convenient or as may be required by the criterion supported by the Argentine Securities Commission or any equivalent foreign agency, the Central Bank of the Republic of Argentina, any stock exchange and/or any other self-regulated entity and/or any Argentine and/or foreign market, Caja de Valores S.A. and/or other equivalent agencies, and any other entity as may be required, within the parameters herein proposed. The President submits the motion to the consideration of the Shareholders' Meeting. Upon the relevant voting being completed, the motion is approved by 249,880,581 favorable votes, representing 100% of votes cast. No negative votes were recorded. There being no further issues to transact, the meeting rose at 1:10 p.m.---------------------------------

CLARISA LIFSIC RICARDO FLAMMINI

NATALIA SUESCUN CLAUDIO VILLAGRA

MINUTES OF THE SPECIAL MEETING OF CLASS "D" SHAREHOLDERS N° 52. In the city of Buenos Aires, on April 28, 2005, at 1:30 p.m. a Special Meeting of Class "D" Shareholders is held at the registered office located at Reconquista 151, City of Buenos Aires, by the shareholders of "BANCO HIPOTECARIO S.A." registered on pages 17 and 18 of the Share Deposit Book and Record of Shareholders' Meeting Attendance N° 3 of the Company to deal with the Agenda items stated in Board Minutes Nº 162 dated March 23, 2005, as published in the Official Gazette and in "La Prensa" newspaper on April 1, 4, 5, 6 and 7, 2005. The Meeting on first call is attended by 20 shareholders represented by proxy and 1 shareholder present in person, holding in aggregate 56,342,379 common book-entry Class "D" shares, representing 81.48% of the outstanding capital stock corresponding to such class and 81.48% of the voting rights of such class, which Shareholders' Meeting is presided over by Mrs. Clarisa Diana LIFSIC de ESTOL as President of the Company. The Shareholders' Meeting is attended by Directors Julio A. MACCHI, Carlos B. PÍSULA, Federico L. BENSADÓN, Pedro DEL PIERO, Jorge GROUMAN, Gabriel A. REZNIK, Pablo D. VERGARA DEL CARRIL, Ernesto M. VIÑES and Saúl ZANG. The Syndics Dr. José Antonio CÁCERES MONIÉ, Dr. Nicolás DILERNIA, Dr. José Daniel ABELOVICH, Dr. Ricardo FLAMMINI and Dr. Marcelo Héctor FUXMAN are also present thereat. Further, Accountant Gustavo PODESTÁ also attends the meeting on behalf of the Buenos Aires Stock Exchange. Dr. María Inés PONT LEZICA and Dr. Carlos Ángel BERTANI attend the meeting on behalf of the Argentine Securities Commission ("CNV"). Thereafter, upon the requisite quorum being verified and upon no objections having been raised in respect of the meeting, the President declares de Shareholders' Meeting open and submits to the consideration of Shareholders the first Agenda item: **I. APPOINTMENT OF TWO SHAREHOLDERS TO APPROVE AND SIGN THE MINUTES**. The representative of shareholder IRSA INVERSIONES Y REPRESENTACIONES S.A., Mrs. Natalia Suescun, identified under Order Number 3, asks for the floor and proposes the minutes of the Shareholders' Meeting to be approved and signed by the representatives of shareholders BANCO DE LA NACIÓN ARGENTINA TRUSTEE OF THE *FONDO FIDUCIARIO FEDERAL DE INFRAESTRUCTURA REGIONAL* ASSISTANCE TRUST and IRSA INVERSIONES Y REPRESENTACIONES S.A., stating in advance her favorable vote in such respect. Then the President submits the motion to the consideration of Shareholders. Upon the relevant voting being made, the President informs that the motion is approved by 169,027,137 favorable votes, representing 100% of votes cast. No negative votes were recorded. Then, the President submits to the consideration of the Shareholders' Meeting the second Agenda Item: **II. ELECTION OF FOUR REGULAR DIRECTORS FOR THE TERM OF TWO FISCAL YEARS, TO REPLACE FOUR REGULAR DIRECTORS WHOSE TERMS OF OFFICE HAVE EXPIRED**. The representative of shareholder IRSA INVERSIONES Y REPRESENTACIONES S.A., Mrs. Natalia Suescun, identified under Order Number 3, asks for the floor and

proposes to appoint Messrs. Ernesto Manuel VIÑES (Identity Document N° 4,596,798); Gabriel A.G. REZNIK (Identity Document N° 12,945,351), Jacobo Julio DREIZZEN (Identity Document 11,955,534) and Alfredo MAC LAUGHLIN (Identity Document N° 4,409,586)as regular directors for the term of two fiscal years. To the effects provided for in General Resolution No. 400/02 of the CNV, it is hereby notified that Messrs. VIÑES and REZNIK do not qualify as independent directors while Messrs. DREIZZEN and MAC LAUGHLIN do qualify as such. It is further notified that none of the nominated individuals falls within the incapacities provided for in section 10 of the Financial Institutions Law. Then, the President submits the motion to the consideration of Shareholders, underscoring the fact that the individuals nominated as regular Directors have notified in writing to the Company their acceptance of the proposed offices before the Shareholders' Meeting. Upon the relevant voting being made, the President informs that the motion is approved by 139,610,637 favorable votes, representing 100% of votes cast. No negative votes were recorded, with the abstention of the shareholders identified under the following Order Numbers being hereby recorded: 2 (Banco de la Nación Argentina Trustee of the *Fondo Fiduciario Federal de Infraestructura Regional* Assistance Trust)and 12 (ORÍGENES AFJP S.A. NEGOTIABLE FUND). Thereafter, the President submits to the consideration of the Shareholders' Meeting the third Agenda Item: **III. ELECTION OF FOUR ALTERNATE DIRECTORS TO REPLACE FOUR ALTERNATE DIRECTORS WHOSE TERMS OF OFFICE HAVE EXPIRED.** The representative of shareholder IRSA INVERSIONES Y REPRESENTACIONES S.A., Mrs. Natalia Suescun, identified under Order Number 3 takes the floor and proposes to appoint the following individuals as alternate directors, in the order listed hereinbelow: Messrs. Alejandro Gustavo ELSZTAIN (Identity Document 17,737,414); Gabriel Gustavo SAIDÓN (Identity Document 12,380,145); Jorge Miguel GROUMAN (Identity Document 10,129,491) and Cedric David BRIDGER (Identity Document 5,038,560), all of them for the term of two fiscal years. To the effects provided for in General Resolution No. 400/02 of the CNV, it is hereby notified that Messrs. ELSZTAIN, SAIDÓN and BRIDGER do not qualify as independent directors while Mr. GROUMAN does qualify as such. It is further notified that none of the nominated individuals falls within the incapacities provided for in section 10 of the Financial Institutions Law. The President submits the motion to vote, underscoring the fact that the individuals nominated as alternate Directors have notified in writing to the Company their acceptance of the proposed offices before the Shareholders' Meeting. Upon the relevant voting being made, the motion is approved by 139,610,637 favorable votes, representing 100% of votes cast. No negative votes were recorded, with the abstention of the shareholders identified under the following Order Numbers being hereby recorded: 2 (BANCO DE LA NACIÓN ARGENTINA TRUSTEE OF THE *FONDO*

FIDUCIARIO FEDERAL DE INFRAESTRUCTURA REGIONAL ASSISTANCE TRUST) and 12 (ORÍGENES AFJP S.A. NEGOTIABLE FUND). There being no further issues to transact, the meeting rose at 1:45 p.m. --------------------

CLARISA LIFSIC RICARDO FLAMMINI

NATALIA SUESCUN CARLOS LE FORT

MINUTES OF THE SPECIAL JOINT MEETING OF CLASS "D" AND "C" SHAREHOLDERS Nº 53. In the city of Buenos Aires, on April 28, 2005, at 2:00 p.m. a Special Joint Meeting of Class "D" and "C" Shareholders is held at the registered office located at Reconquista 151, City of Buenos Aires, by the shareholders of "BANCO HIPOTECARIO S.A." registered on pages 19 and 20 of the Share Deposit Book and Record of Shareholders' Meeting Attendance N° 3 of the Company to deal with the Agenda items stated in Board Minutes Nª 162 dated March 23, 2005, as published in the Official Gazette and in "La Prensa" newspaper on April 1, 4, 5, 6 and 7, 2005. The Meeting on first call is attended by 21 shareholders represented by proxy and 1 shareholder present in person, holding in aggregate 63,842,379 common book-entry Class "D" and "C" shares, representing 83.29% of the outstanding capital stock corresponding to the aforementioned classes and entitling to 191,527,137 votes, which Shareholders' Meeting is presided over by Mrs. Clarisa Diana LIFSIC de ESTOL as President of the Company. The Shareholders' Meeting is attended by Directors Julio A. MACCHI, Carlos B. PÍSULA, Federico L. BENSADÓN, Pedro DEL PIERO, Jorge GROUMAN, Gabriel A. REZNIK, Pablo D. VERGARA DEL CARRIL, Ernesto M. VIÑES and Saúl ZANG. The Syndics Dr. José Antonio CÁCERES MONIÉ, Dr. Nicolás DILERNIA, Dr. José Daniel ABELOVICH, Dr. Ricardo FLAMMINI and Dr. Marcelo Héctor FUXMAN are also present thereat. Further, Accountant Gustavo PODESTÁ also attends the meeting on behalf of the Buenos Aires Stock Exchange. Dr. María Inés PONT LEZICA and Dr. Carlos Ángel BERTANI attend the meeting on behalf of the Argentine Securities Commission ("CNV"). Thereafter, upon quorum being verified and upon no objections having been raised in respect of the meeting, the President declares de Shareholders' Meeting open and submits to the consideration of Shareholders the first Agenda item: **I. APPOINTMENT OF TWO SHAREHOLDERS TO APPROVE AND SIGN THE MINUTES**. The representative of shareholder IRSA INVERSIONES Y REPRESENTACIONES S.A., Mrs. Natalia Suescun, identified under Order Number 4, asks for the floor and proposes the minutes of the Shareholders' Meeting to be approved and signed by the representatives of shareholders NATIONAL STATE and IRSA INVERSIONES Y REPRESENTACIONES S.A., stating in advance her favorable vote in such respect. The representative of shareholder NATIONAL STATE, Mr. Claudio Fabián Villagra, identified under Order Number 1, asks for the floor and proposes to cause the Shareholders' Meeting minutes to be approved and signed by the representatives of shareholders NATIONAL STATE and BANCO DE LA NACIÓN ARGENTINA TRUSTEE OF THE *FONDO FIDUCIARIO DE INFRAESTRUCTURA REGIONAL* ASSISTANCE TRUST. Mrs. Suescun withdraws the motion previously submitted. Then the President submits the motion made by Mr. Claudio Fabian Villagra to the consideration of Shareholders. Upon the relevant voting being made, the President informs that the motion is approved by 191,527,137 favorable votes, representing 100% of votes cast. No negative votes were recorded.

Then, the President submits to the consideration of the Shareholders' Meeting the second Agenda Item: **II. ELECTION OF THREE REGULAR SYNDICS AND THREE ALTERNATE SYNDICS FOR THE TERM OF TWO FISCAL YEARS, TO REPLACE THE THREE REGULAR SYNDICS AND TWO ALTERNATE SYNDICS WHOSE TERMS OF OFFICE HAVE EXPIRED, AND ONE ALTERNATE SYNDIC TO FILL IN THE VACANCY OF THE SYNDIC WHO WAS REQUIRED TO TAKE OFFICE AS REGULAR MEMBER BY REASON OF THE RESIGNATION OF ONE REGULAR SYNDIC.** The representative of shareholder IRSA INVERSIONES Y REPRESENTACIONES S.A., Mrs. Natalia Suescun, identified under Order Number 4 takes the floor and proposes to grant a new term of office of two fiscal years to the Regular Syndics José Daniel ABELOVICH; Marcelo Héctor FUXMAN and Ricardo FLAMMINI. She further proposes to grant a term of office of two fiscal years to the Alternate Syndics Alicia Graciela RIGUEIRA; Roberto MURMIS and Silvia Cecilia DE FEO. To the effects provided for in General Resolution No. 400/02 of the CNV, it is hereby notified that Messrs. ABELOVICH, FUXMAN, FLAMMINI, Mrs. RIGUEIRA, Mr. MURMIS and Mrs. DE FEO qualify as independent members. It is further notified that none of the nominated individuals falls within the incapacities provided for in section 10 of the Financial Institutions Law. Then, the representative of shareholder NATIONAL STATE, Mr. Claudio Fabian Villagra asks for the floor and proposes the appointment of Mrs. Adriana MERLO as one of the regular syndics and Mr. Miguel Julio ELIAS as alternate syndic. The President submits the motion raised by the representative of shareholder IRSA INVERSIONES Y REPRESENTACIONES S.A. to the consideration of Shareholders. Upon the relevant voting being made, the President informs that it is approved by 135,683,511 favorable votes, representing 73.16% of votes cast. 49,771,500 negative votes are recorded, corresponding to the shareholders identified under Order Numbers 1 (Class "C" represented by the NATIONAL STATE) and 3 (BANCO DE LA NACIÓN ARGENTINA TRUSTEE OF THE *FONDO FIDUCIARIO FEDERAL DE INFRAESTRUCTURA REGIONAL* ASSISTANCE TRUST), representing 26.84% of votes cast. The abstention of the shareholders identified under the following Order Numbers is hereby recorded: 11 (CONSOLIDAR FUND) and 13 (ORÍGENES AFJP S.A. NEGOTIABLE FUND). Then the President states that in view of the approval of the first motion, the voting of the second motion proposed is not required. There being no further issues to transact, the meeting rose at 2:15 p.m. ---

CLARISA LIFSIC RICARDO FLAMMINI

CARLOS LE FORT CLAUDIO VILLAGRA

<u>MINUTES OF THE SPECIAL MEETING OF CLASS "A" SHAREHOLDERS N° 54</u>. In the city of Buenos Aires, on April 28, 2005, at 2:30 p.m. a Special Meeting of Class "A" Shareholders is held at the registered office located at Reconquista 151, City of Buenos Aires, by the shareholders of "BANCO HIPOTECARIO S.A." registered on page 21 of the Share Deposit Book and Record of Shareholders' Meeting Attendance N° 3 of the Company to deal with the Agenda items stated in Board Minutes Nº 162 dated March 23, 2005, as published in the Official Gazette and in "La Prensa" newspaper on April 1, 4, 5, 6 and 7, 2005. The Meeting is attended by 2 shareholders represented by proxy, holding in aggregate 65,853,444 common book-entry Class "A" shares, entitling to 65,853,444 votes and representing 100% of the capital stock and voting power corresponding to such Class of Shares, which Shareholders' Meeting is presided over by Mrs. Clarisa Diana LIFSIC de ESTOL as President of the Company. The Shareholders' Meeting is attended by Directors Julio A. MACCHI, Carlos B. PÍSULA, Federico L. BENSADÓN, Pedro DEL PIERO, Jorge GROUMAN, Gabriel A. REZNIK, Pablo D. VERGARA DEL CARRIL, Ernesto M. VIÑES and Saúl ZANG. The Syndics Dr. José Antonio CÁCERES MONIÉ, Dr. Nicolás DILERNIA, Dr. José Daniel ABELOVICH, Dr. Ricardo FLAMMINI and Dr. Marcelo Héctor FUXMAN are also present thereat. Further, Accountant Gustavo PODESTÁ also attends the meeting on behalf of the Buenos Aires Stock Exchange. Dr. María Inés PONT LEZICA and Dr. Carlos Ángel BERTANI attend the meeting on behalf of the Argentine Securities Commission ("CNV"). Thereafter, upon quorum being verified and upon no objections having been raised in respect of the meeting, the President declares de Shareholders' Meeting open and submits to the consideration of Shareholders the first Agenda item: **I. <u>APPOINTMENT OF ONE SHAREHOLDER TO APPROVE AND SIGN THE MINUTES</u>**. Upon the floor being given to the representative of shareholder NATIONAL STATE, he states that the Shareholders' Meeting is required to be approved and signed by the representative of shareholder NATIONAL STATE, stating in advance his favorable vote in such respect. The president informs that the motion is approved by unanimous vote. Thereafter, the President submits to the consideration of the Shareholders' Meeting the second Agenda Item: **II. <u>ELECTION OF TWO REGULAR DIRECTORS FOR THE TERM OF TWO FISCAL YEARS, TO REPLACE THE REGULAR DIRECTORS WHOSE TERMS OF OFFICE HAVE EXPIRED</u>**. The representative of shareholder NATIONAL STATE, Mr. Claudio Fabián Villagra takes the floor and proposes to appoint Messrs. Julio Augusto MACCHI (Identity Document N° 4,316,923) and Carlos Bernardo PÍSULA (Identity Document N° 4,699,992) as regular directors for fiscal years 2005 and 2006 and to cause the elected directors to take office *ad referendum* of the relevant decree of the Argentine Executive Power, as provided for by Decree No. 491 dated 03/12/2002. To the effects provided for in General Resolution No. 400/02 of the CNV, it is hereby notified that Messrs. MACCHI and PISULA qualify as independent directors. The Shareholder states his

favorable vote in advance. Then, the President informs that the motion is approved by unanimous vote. Thereafter, the President submits to the consideration of the Shareholders' Meeting the third Agenda Item: **III. ELECTION OF ONE REGULAR SYNDIC AND ONE ALTERNATE SYNDIC TO REPLACE THE REGULAR AND ALTERNATE SYNDICS WHOSE TERMS OF OFFICE HAVE EXPIRED.** Mr. Claudio Fabián Villagra, representative of shareholder NATIONAL STATE keeps the floor and proposes to appoint Accountant Néstor Luis FUKS (Identity Document N° 4,441,746) as regular syndic and Accountant Silvia María GENTILE (Identity Document N° 14,201,103) as alternate syndic. To the effects provided for in General Resolution No. 400/02 of the CNV, it is hereby notified that Mr. FUKS and Mrs. Gentile do not qualify as independent syndics. The Shareholder states his favorable vote in advance. The President informs that the motion is approved by unanimous vote. There being no further issues to transact, the meeting rose at 2:45 p.m. -------------

CLARISA LIFSIC RICARDO FLAMMINI CLAUDIO VILLAGRA

MINUTES OF THE SPECIAL MEETING OF CLASS "B" SHAREHOLDERS N° 55. In the city of Buenos Aires, on April 28, 2005, at 3:00 p.m. the representative of Shareholder BANCO DE LA NACION ARGENTINA, in its capacity as Trustee of the *Programa de Propiedad Participada* Trust appears at the registered office located at Reconquista 151, City of Buenos Aires and, by reason of the call to Special Meeting of Class B Shareholders, records his attendance in his capacity as holder of 7,500,000 common book-entry Class B shares representing 100% of the capital stock and votes relating to such class of stock on page 22 of the Share Deposit Book and Record of Shareholders' Meeting Attendance N° 3 of the Company, in order to deal with the Agenda items stated in Board Minutes Nº 162 dated March 23, 2005, as published in the Official Gazette and in "La Prensa" Newspaper on April 1, 4, 5, 6 and 7, 2005, which Shareholders' Meeting is presided over by Mrs. Clarisa Diana LIFSIC de ESTOL as President of the Company. The meeting is attended by Directors Julio A. MACCHI, Carlos B. PÍSULA, Federico L. BENSADÓN, Pedro DEL PIERO, Jorge GROUMAN, Gabriel A. REZNIK, Pablo D. VERGARA DEL CARRIL, Ernesto M. VIÑES and Saúl ZANG. The Syndics Dr. José Antonio CÁCERES MONIÉ, Dr. Nicolás DILERNIA, Dr. José Daniel ABELOVICH, Dr. Ricardo FLAMMINI and Dr. Marcelo Héctor FUXMAN are also present thereat. Further, Accountant Gustavo PODESTÁ also attends the meeting on behalf of the Buenos Aires Stock Exchange. Dr. María Inés PONT LEZICA and Dr. Carlos Ángel BERTANI attend the meeting on behalf of the Argentine Securities Commission ("CNV"). In view of the attendance of the sole Class B Shareholder and there being no objections to the Shareholders' Meeting, the President declares the Shareholders' Meeting open and submits to the consideration of the Shareholder the first Agenda item: **I. APPOINTMENT OF SHAREHOLDER TO APPROVE AND SIGN THE MINUTES.** The representative of Shareholder BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF THE PROGRAMA DE PROPIEDAD PARTICIPADA TRUST, Mr. Carlos Domingo LE FORT, takes the floor and states that the Shareholders' Meeting minutes is required to be approved and executed by the representative of the sole shareholder, further stating in advance his favorable vote in such respect. On the basis of the foregoing, the President informs attendants that the motion is approved by unanimous vote. Then, the President submits to the consideration of the Shareholder the second Agenda item: **II. ELECTION OF ONE REGULAR SYNDIC AND ONE ALTERNATE SYNDIC FOR TWO FISCAL YEARS, TO REPLACE THE REGULAR AND ALTERNATE SYNDICS WHOSE TERMS OF OFFICE HAVE EXPIRED.** The representative of Shareholder BANCO DE LA NACIÓN ARGENTINA - TRUSTEE OF THE PROGRAMA DE PROPIEDAD PARTICIPADA TRUST, Mr. Carlos Domingo LE FORT, takes the floor and proposes and casts a favorable vote to appoint Mr. Nicolás DILERNIA (Identity Document No. 4,258,807) as regular syndic and Mr. Martin Esteban SCOTTO (Identity Document No. 22,447,554) as alternate Syndic. To the effects provided for in General Resolution No. 400/02 of the CNV, it

is hereby notified that the aforementioned individuals do not qualify as independent members. It is hereby notified that none of the nominated individuals falls within the incapacities provided for in section 10 of the Financial Institutions Law. The President informs attendants that the motion is approved by unanimous vote. There being no further issues to transact, the meeting rose at 3:15 p.m. ----------

CLARISA LIFSIC RICARDO FLAMMINI CARLOS LE FORT

ACTA DE ASAMBLEA GENERAL ORDINARIA N° 56. En la ciudad de Buenos Aires, a los 31 días del mes de agosto de 2005, siendo las doce horas, veintidós minutos se reúnen en la sede social sita en Reconquista 151, Capital Federal, en Asamblea General Ordinaria, los señores accionistas del "BANCO HIPOTECARIO S.A." que figuran inscriptos en los folios 23 a 27 del Libro de Depósito de Acciones y Registro de Asistencia a las Asambleas N° 3 de la Sociedad, a fin de tratar los puntos del Orden del Día consignados en el Acta de Directorio N° 171 de fecha 25 de julio de 2005 y que fueran publicados en el Boletín Oficial y en el Diario "La Prensa" los días 1 al 5 del corriente mes. Concurren en primera convocatoria 39 accionistas representados por medio de mandatarios y 12 accionistas por derecho propio, tenedores en conjunto de 146.174.266 acciones ordinarias escriturales de las Clases "A", "B", "C" y "D", representativas del 97,45% del capital social en circulación, con derecho a 276.817.868 votos, bajo la presidencia de la señora Clarisa Diana LIFSIC de ESTOL en calidad de Presidente de la Sociedad. Se registra la asistencia de Directores Eduardo ELSZTAIN, Julio A. MACCHI, Carlos B. PÍSULA, Federico L. BENSADÓN, Pedro DEL PIERO, Julio DREIZZEN, Jorge GROUMAN, Gabriel A. REZNIK, Pablo D. VERGARA DEL CARRIL, Ernesto M. VIÑES y Saúl ZANG. Asimismo se encuentran presentes los señores Síndicos Dres. Néstor Luis FUKS, Nicolás DILERNIA, José Daniel ABELOVICH, Ricardo FLAMMINI y Marcelo Héctor FUXMAN. Asiste asimismo el señor Ariel SCHMUTZ en representación de la Bolsa de Comercio de Buenos Aires. Por la Comisión Nacional de Valores asisten los Dres. Susana D'ORAZIO CEBEY, María PARODI y Carlos Ángel BERTANI. Seguidamente, verificado el quórum y en razón de no haberse formulado objeciones al acto, la señora Presidente declara abierta la Asamblea y expresa que antes de someter a consideración de los señores Accionistas los puntos del Orden del Día, y por pedido mediante resolución de la Comisión Nacional de Valores de fecha 24 de Agosto de 2005, se procederá a dar lectura por Secretaría General, de la documentación antecedente a la convocatoria. Seguidamente se da lectura a los textos que se transcriben a continuación. <u>TEXTO PUBLICADO ENTRE LOS DÍAS 1 Y 5 DE AGOSTO DEL CORRIENTE EN EL BOLETÍN OFICIAL Y DIARIO LA PRENSA. BANCO HIPOTECARIO S.A</u> *Convocatoria: Se convoca a los señores accionistas del Banco Hipotecario SA a Asamblea General Ordinaria a celebrarse el día 31 de agosto de 2005, en primera convocatoria a las 11 horas y en segunda convocatoria a las 12 horas, en la sede social del Banco, sita en Reconquista 151, piso 7°, de la ciudad de Buenos Aires, para considerar el siguiente Orden del Día: (i) Designación de dos accionistas para aprobar y suscribir el acta; (ii) Consideración del pago de honorarios a los directores integrantes del Comité Ejecutivo de $2.771 miles en concepto de participación en las ganancias y de $17.521 miles por apreciación del valor accionario, devengados durante el ejercicio económico finalizado el 31/12/04, el cual arrojó*

quebranto computable en los términos de las normas de la Comisión Nacional de Valores. El Directorio. Nota: Se hace saber a los Sres. Accionistas que el Registro de Acciones Escriturales de la Sociedad es llevado por la Caja de Valores S.A. con domicilio en 25 de Mayo 362, P.B., Ciudad de Buenos Aires, y por lo tanto, para asistir a la Asamblea deberán obtener una constancia de la cuenta de acciones escriturales librada al efecto por la mencionada Caja de Valores S.A. En el supuesto de acciones depositadas en cuentas comitentes, los titulares de esas acciones deberán requerir la gestión de dicha constancia por ante el depositante correspondiente. Una vez tramitado el certificado, este deberá ser depositado en la sede social, Reconquista 151, 5° piso, Ciudad de Buenos Aires, hasta el día 25 de agosto de 2005 inclusive, en el horario de atención de 10:00 a 12:30 y de 15:00 a 17:30 hs. La Sociedad entregará a los Señores Accionistas los comprobantes necesarios de recibo que servirán para la admisión a la Asamblea. DICTAMEN INTERNO DE LA COMISIÓN NACIONAL DE VALORES DE FECHA 16 DE AGOSTO DE 2005. *Al directorio: I. El Dr. Bertani pone de resalto una inquietud relacionada con el contenido del llamado a reunión de la Asamblea de Accionistas de Banco Hipotecario SA a reunirse el 31.08.05 con especial atención a las circunstancias particulares determinantes de la convocatoria en función de los antecedentes propios de esta. A tal fin indica que de la lectura del Acta de Reunión de Directorio de Banco Hipotecario SA N° 171 de fecha 25/07/05 y de la convocatoria a Asamblea General Ordinaria de fecha 31/08/05 que se encuentran publicadas en la página web del organismo se observa que la misma ha sido convocada a pedido de la Comisión Fiscalizadora..." Ponderando los antecedentes previos a la convocatoria" estima conveniente indicar en la misma "las causas por las cuales la Comisión Fiscalizadora ha solicitado la convocatoria a Asamblea" II. Por su parte la Dra. Parodi expone "teniemdo en cuenta la intervención del órgano de fiscalización en la convocatoria de esta nueva asamblea ordinaria y la mención que hace a un acta de directorio del 21.07.05 correspondería requerir copia del acta de la comisión fiscalizadora y de la del directorio, a cuyo efecto deberán incorporarse - como es de rigor - los mencionados instrumentos en la Autopista de la Información Financiera para conocimiento de accionistas y terceros". III. Reconocida la insuficiencia de la información, tratándose de una convocatoria determinada por una solicitud especial de la Comisión Fiscalizadora; parece claro que los destinatarios de la citación no cuentan, merced a la información incorporada a la web de esta Comisión Nacional por la emisora (id. fs. 3, 4), con información plena, con el consiguiente menoscabo potencial de los usuarios, lo cual se considera debe ser saneado para superar asimetrías informativas y eventuales cuestionamientos futuros, mediante un anuncio inobjetable que asegure un conocimiento previo adecuado, lo que no resulta de la mera alusión actual. La*

"TRANSCRIPCIÓN DE LA PARTE PERTINENCE DEL ACTA DE DIRECTORIO Nº 171 DEL BANCO HIPOTECARIO S.A." (www.cnv.gov.ar), como quedó expresado simplemente menciona que la convocatoria se efectúa a pedido de la Comisión Fiscalizadora, sin exteriorizar las razones que motivaron la solicitud del órgano de fiscalización. No está de más consignar, aunque resulte sobreabundante, que el ejercicio por los síndicos de la facultad contemplada en el articulo 294. inciso 8. L.S.C. ("Son atribuciones y deberes del síndico Hacer incluir en el orden del día de la asamblea los puntos que considere procedentes"), no constituye un uso ordinario dentro del tráfico. IV.- Desde la óptica de un accionista común con capacidad para ejercer sus derechos políticos vale considerar, desde lo general a lo especial. que: a) Acorde con el derecho común la validez de sus actos requiere una actuación caracterizada por la presencia de intención entendida como "el propósito de la voluntad en la realización de cada uno de los actos conscientes" (LLAMBIAS; "Código Civil Anotado", com. art. 897, T. II-B, ed. 1.979); conforme con LOPEZ OLACIREGUI, un acto ha de reputarse intencionado cuando "el agente lo ha querido o formulado con exacta conciencia de su sentido y cabal previsión de sus consecuencias". En la misma obra, como cita de autoridad, se recuerda a AGUIAR para quien la intención es aquella facultad de conocer (discernimiento), estimulada por el deseo de su realización, encaminada consciente y voluntariamente al acto, después de haber pasado por la deliberación". Si se admite - con SANCHEZ CALERO - que la reunión de los accionistas en asamblea tiene por finalidad deliberar, conceptualmente, hay que admitir (D.R.A.E. 19", ed.) que ello implica "considerar atenta y detenidamente el pro y el contra de nuestras decisiones, antes de adoptarlas, y la razón o la sinrazón de los votos que se nos piden antes de emitirlos"; se trata. con carácter necesario, de contar con bastante conocimiento previo antes de decidir. La ignorancia o falta de conocimiento puede afectar la intención b) Centrados en el derecho societario no es posible omitir que el órgano de gobierno de la sociedad anónima es esencial para el funcionamiento regular de la entidad y que ejercita facultades indelegables; su voluntad "no surge de la simple mayoría, sino de una previa y valida deliberación societaria" (NISSEN; "Ley da Sociedades comerciales", T. 3, com. art. 233), sus resoluciones para ser válidas requieren la observancia de determinadas pautas en materia de convocatoria y publicidad. Los accionistas deben participar de las asambleas "con conocimiento de causa" (id. T, 4, com. art. 246). El orden del día en la estimación de GAY do MONTELLA (cit. por SASSOT BETES -SASOT; 'Sociedades Anónimas - Las Asambleas"; p. 135, ad. 1.978) responde entre sus fines primordiales al propósito de ''poner a los accionistas en condiciones de prepararse para la discusión y deliberación de los problemas sometidos a su decisión". Los mismos autores (ob. cit,. P- 134) recuerdan que para VIVANTE "el orden del día tiene una función

positiva: debe informar a los socios de las materias sobre las que deban deliberar, a fin de que puedan tomar parte en la asamblea con madura consejo...", y que para FISHER "el accionista no puede ir a la junta general sin preparación alguna respecto a los acuerdos que van a votarse; en esto se fija principalmente el legislador para exigir que los puntos sometidos a discusión se notifiquen previamente" Es que (VERON; "Sociedades Comerciales", T. 2. com, art. 237) "los accionistas deben conocer el objeto de la reunión asamblearia para ilustrarse y documentarse con tiempo sobre la actitud a adoptar; se defiende así la buena fe de los concurrentes y de los ausentes, haciendo pública la vida de las sociedades anónimas en nuestro concepto, aplicable a las abiertas...". No se omite que el veto del accionista tiene contenido patrimonial (GALGANO: "Derecho Comercial, v. H, p. 346, ed. 1,999) y que "el método de la asamblea actúa como instrumento de protección de las minorías, ya qua les permite a éstas estar informadas del objeto de las decisiones, de participar en una discusión que preceda a la votación, y en el curso de la cual defender, en controversia con la mayoría, su propio punto de vista'. Lo que coincide con enseñanzas de MANTILLA MOLINA referidas al derecho que tienen los accionistas de concurrir a la asamblea con información suficiente. Lo particular del objeto cuya consideración debe someterse a las accionistas - capaz de suscitar un conflicto de intereses - refuerza, si cabe, la necesidad de que los socios cuenten con información idónea para tal cometido. Conforme con PAOLANTONIO ("La retribución de los directores y el Análisis económico del Derecho: Reflexiones sobre el caso de Las Sociedades Abiertas", en Revista de Derecho Privado y Comunitario N° 21), "existiendo una delegación decisión se hace evidente el potencial conflicto de intereses entre el agentes y el principal, ya que la maximización de utilidades de los administradores pueda realizarse a expensas de los accionistas o de la sociedad". El reconocido autor, mediante una interesante anotación doctrinaria, nos ilustra - entre otras circunstancias - que puede presentarse un conflicto de Intereses de posición, en el cual los correspondientes a los managers no estén del todo alineados con la maximización de los beneficios. El trabajo no oculta "que el punto mas conflictivo en la interpretación normatjva pasa por la determinación de las hipótesis en que resulta ilícito exceder los límites porcentuales del artículo 261 de la LSC, asignando, por ejemplo, honorarios al directorio aún cuando el resultado económico de la sociedad arrojare un saldo negativo". En el marco de la normativa societaria "la función necesaria para la protección da los intereses de los socios es la de fiscalización" (ROSETTI, en "Tratado teórico-practico" de Derecho privado y de Derecho Económico" de Carlos M. NEGRI y ot. p. 346, ed. 2.000); como consecuencia deben estar suficientemente informados acerca de lo resuelto en tal sentido por el órgano fiscalizador sin omisiones o por medio de referencias sin ningún

desarrollo. c)Ya, en el marco del derecho del mercado financiero, FERNANDEZ Protección jurídica del Accionista Inversor", p. 39, ed. 2.000) advierte que "...el dato más característico de las sociedades que apelan al ahorro publico y, fundamentalmente, de las sociedades cotizadas, es el incremento de las obligaciones de información que pesan sobre las mismas, en interés, no ya solo de sus socios sino, sobre todo, "en aras de una mejor tutela preventiva general del público inversor interesado en ellas". En correspondencia con valoraciones de actualidad, pueda acordarse sentido universal al enunciado de la misma autora (p.392) sobre "que difícilmente pueden los socios opinar en un sentido u otro sin que se les haya puesto a su disposición un mínimo de información y, además, con una antelación suficiente que les permita, en su caso, poder pedir asesoramiento técnico". Ese moderno derecho - que soporta una influencia acentuada del Derecho Público (ZUNZUNEGUI)- obliga a "los directores, administradores y fiscalizadores de las emisoras, estos últimos en las materias de su competencia", con signo imperativo ("deberán") y específico ("en especial") a: "Actuar con la diligencia de un buen hombre de negocios en la preparación y divulgación de la información suministrada al mercado" (art. 8", Inc. a), ap. -V). Régimen de Transparencia de la Oferta Pública ap. por Decreto Nº 677/01). Diligencia supone cuidado, "hacer bien alguna cosa" según el diccionario de la lengua. Al consumidor financiero (cons. Dec. 677/01), con jerarquía supralegal, se le garantiza 'una información adecuada y veraz"(C.N.: 42), en resguardo de sus 'Intereses económicos'. Por ello, se debe suministrar "en forma cierta y objetiva, información veraz, detallada, eficaz y suficience. 4°, ley 24.240). V.- a)Sin perjuicio de reconocer la insuficiencia advertida por los preopinantes, teniendo presente los antecedentes y el contexto al que aluden, como la mera mención al pedido de la sindicatura, con finalidad saneadora, a los fines de conjurar futuros reclamos tachas y quejas, se entiende que: Corresponde asegurar - en debida forma - una convocatoria en los términos recién mencionados que ilustre sobre la causa y razones del llamado para que sus destinatarios cuenten con la posibilidad efectiva de decidir si concurren o no, si necesitan asesorarse o no, si estiman conveniente aunar criterios con otros accionistas o no, etc., todo con previo y adecuada conocimiento de causa, en todos los medios de difusión que deben utilizarse para hacer conocer la convocatoria. b)Poniendo en conocimiento del directorio de la sociedad emisora que, como consecuencia de la actividad de verificación y comprobación propia del Organismo (art. 44 anexo ap. Decreto 677/01), no resultan funcionalmente admisibles los términos de la convocatoria efectuada; con comunicación a tal comisión fiscalizadora. Si resulta cierto como indica algún autor que en nuestra época la asamblea constituye una democracia de un día, que al menos ese día, el sol de la información debida a los accionistas

brille en plenitud, sin sombras ni oscuridades evitables. c) Cabe reiterar que se trata de una sociedad que hace oferta pública y cotiza sus acciones respecto de la cual el requerimiento de que la información sea completa está acentuado. d)A los fines señalados deberá correrse vista a los órganos de administración -y de fiscalización de la sociedad para que dentro del quinto día evacuen el acto de conocimiento. Cipriano Rodríguez, Gerente de Emisoras. RESOLUCIÓN DE LA COMISIÓN NACIONAL DE VALORES - DIRECTORIO DANDO VISTA FECHADO EL 17 DE AGOSTO DE 2005. *A la Gerencia de Emisoras: VISTO la decisión del Directorio de BANCO HIPOTECARIO S.A. de fecha 25 de julio de 2005 de convocar a asamblea de accionistas para el 31 de agosto de 2005, para el tratamiento del pago de honorarios a los Directores integrantes del Comité Ejecutivo, devengados durante el ejercicio económico finalizado el 31 de diciembre de 2004, el cual arrojó quebranto computable en los términos de las Normas de la COMISION NACIONAL DE VALORES, de la cual se desprende que la misma ha sido convocada por pedido de la Comisión Fiscalizadora; y lo dictaminado por la Gerencia de Emisoras en el sentido de que no se han informado las causas por las cuales el órgano de fiscalización solicitó la convocatoria; El Directorio, en su reunión del día de la fecha, RESOLVIÓ: Conformar el curso de acción propuesto por la Gerencia de Emisoras en el punto V.- de fojas 8, en el sentido de que corresponde correr vista a los órganos de administración y fiscalización de BANCO HIPOTECARIO S.A, para que dentro del quinto día evacuen el acto de conocimiento requerido por esa Gerencia, en orden a ilustrar sobre la causa y razones del llamado en todos los medios de difusión que deben utilizarse para hacer conocer la convocatoria a asamblea; siendo que no resultan funcionalmente admisibles los términos de la convocatoria efectuada. Pase lo actuado a esa Gerencia, a sus efectos.* CONTESTACIÓN DE LA VISTA A LA COMISIÓN NACIONAL DE VALORES CON FECHA 19 DE AGOSTO DE 2005. *De mi consideración: Clarisa LIFSIC de ESTOL, en mi carácter de presidente del directorio de Banco Hipotecario S.A., con personería acreditada ante esta Comisión Nacional de Valores, con domicilio en Reconquista 151, 7° piso, Ciudad Autónoma de Buenos Aires, me presento y respetuosamente digo: I* OBJETO *1.1. Vengo en tiempo y forma a contestar la vista cursada por la Gerencia de Emisoras de la Comisión Nacional de Valores (la "CNV") la cual refiere a la insuficiencia de los términos de la convocatoria a asamblea de accionistas de BHSA a celebrarse el 31 de agosto de 2005 en virtud de no haberse hecho saber en el orden del día de la convocatoria la "causa y razones del llamado" a asamblea. 1.2. Esta contestación se presenta en término por cuanto la resolución del directorio de la CNV que dispuso correr vista fue notificada el 18 de agosto de 2005 y otorgo 5 días hábiles para contestarla. II* CONTESTAN VISTA *2.1. Rechazo la objeción expuesta relativa a la insuficiencia de los términos de la convocatoria y que ellos "no resultan funcionalmente admisibles" -según lo alegado por la*

CNV en la resolución notificada- por cuanto la convocatoria fue efectuada en debida forma, por los medios de publicación adecuados y en total cumplimiento de la normativa aplicable, sin afectar en modo alguno el derecho de información de los accionistas. 2.2. La convocatoria cumple con los recaudos exigidos por la Ley de Sociedades Comerciales. En efecto, dicha norma exige en su articuló 237 que se mencione "el carácter de la asamblea, fecha, hora, lugar de reunión, orden del día, y los recaudos especiales exigidos por el estatuto para fa concurrencia de los accionistas", todo lo cual figura en la convocatoria publicada. La norma no impone la obligación de publicar las causas del llamado a asamblea, lo cual resulta lógico atento a que -como en el caso- las mismas pueden ser de una extensión que excede toda posibilidad de publicación por los medios indicados por la norma. 2.3. Asimismo, cabe mencionar que la redacción del orden del día publicado cumple la función de información exigida por la doctrina. En este sentido, se ha dicho que "el orden del día tiene una función positiva: debe informar a los socios de las materias sobre las que deben deliberar, a fin de que puedan tomar parte en la asamblea con maduro consejo" De conformidad con dicha exigencia, el orden del día publicado no deja lugar a dudas respecto del los temas de debate a tratarse en la asamblea del 31 de agosto de 2005. 2.4. Por otra parte, se cumplió con los recaudos exigidos por el artículo 71 del Decreto N° 677/2001 que dispone que "veinte días antes de la fecha fijada para la celebración de la asamblea el directorio deberá poner a disposición de los accionistas, en su sede social o por medios electrónicos, toda la información relevante concerniente a la celebración de la asamblea, la documentación a ser considerada en las misma y las propuestas del directorio". 2.5. A diferencia de lo que parecería sostener la CNV en la vista corrida -en la cual se considera que no pueden soslayarse medios electrónicos- dicha norma otorga la <u>opción</u> de poner la documentación pertinente a disposición de los accionistas en la sede social o mediante medios electrónicos. Cualquier accionista que compulsara la documentación obrante a su disposición tomaría pleno conocimiento de todas las posiciones vertidas sobre el particular. 2.6. Toda información y documentación relativa a la asamblea a celebrarse estuvo desde el día en que se convocó -y está- a disposición de los accionistas en la sede social de BHSA. 2.7. En virtud de lo expuesto, reitero que es erróneo el criterio de la CNV por el cual se sostuvo que los accionistas no podrían participar de la asamblea "con conocimiento de causa". Ello, en tanto que la convocatoria fue efectuada en cumplimiento de la normativa aplicable, el orden del día publicado es claro, preciso y cumple la función de informar, y la documentación completa se encuentra a disposición de los accionistas en la sede social de BHSA. 2.8. Sin perjuicio de lo expuesto, si la CNV considerara más conveniente la publicación de avisos complementarios, quedo a su disposición para así proceder,

demostrando de esta manera la buena fe y la voluntad de actuar en forma transparente. 2.9. Por ultimo, la inclusión de un punto en el orden del día tiene por finalidad habilitar la competencia de la asamblea para su tratamiento y los accionistas interesados en contar con mayor información la tienen a su disposición. De todos modos, la suscripta se compromete a explicar detalladamente a los accionistas las causas de la convocatoria al inicio de la asamblea y a consultar a los Sres. accionistas si se consideran debidamente informados. En caso de recibir respuesta negativa, los directores se comprometen a proponer pasar a cuarto intermedio fijando una plazo prudencial para la continuación de la asamblea para que los accionistas reciban y analicen la información que eventualmente consideren necesaria. 2.10. Por otra parte, es difícil sostener que algún accionista no este informado de todos los antecedentes de la convocatoria cuando el tema a ser tratado por la asamblea tuvo amplia difusión publica en todos los medios a instancias del Estado Nacional y de ese mismo organismo. III PETITORIO En virtud de lo expuesto, solicito se tenga por contestada en legal tiempo y forma la vista cursada. Saludo a ustedes atentamente. Clarisa Estol - Presidente. CONTESTACIÓN DE COMISION FISCALIZADORA A VISTA DE COMISION NACIONAL DE VALORES CON FECHA 24 DE AGOSTO DE 2005 De nuestra consideración, tenemos el agrado de dirigirnos a Uds. con el objeto de dar respuesta a la Vista relacionada con el tema de la referencia. En ese orden, corresponde señalar que la Asamblea Ordinaria de Accionistas del Banco Hipotecario S. A. - a celebrarse el próximo 31 de agosto - fue convocada por su Directorio con arreglo al inmediato tratamiento formulado por esta Comisión Fiscalizadora a propósito de los cuestionamientos que hiciera a los pagos efectuados a los integrantes del Comité Ejecutivo, en concepto de Apreciación del Valor Accionario y Participación en las Utilidades. Todos estos extremos constan en los descargos de cada uno de sus miembros y están respaldados por la documental ofrecida que, también como aquellos, están agregados al Sumario N° 813/05 que incluye esa C.N.V. Asimismo, sostiene esta Comisión Fiscalizadora que tal convocatoria se ajusta en todo su grado y extensión a los requisitos exigidos por la normativa de la Ley de Sociedades Comerciales N° 19550 (t.o. Dto 841/84); de esa Comisión Nacional de Valores - con competencia exclusiva y excluyente en el control de las Sociedades que hacen oferta publica de sus acciones, y usos y costumbres habituales, en tanto precisa con claridad "el carácter de la Asamblea, fecha, hora, lugar de reunión, Orden del Día, y los recaudos especiales exigidos por el Estatuto para la concurrencia de los accionistas (Art. 237 L.S.C.)". Esta convocatoria y el Orden del día a considerarse en la Asamblea a celebrarse el 31 de agosto, fue publicada en un todo de acuerdo con la normativa de estricta aplicación y con cuidado del derecho de información de los accionistas de la sociedad y fue puesta en oportuno conocimiento de esa C.N.V.

(Art. 71 del Dto 677/01) Esta Comisión Fiscalizadora señala además que la Nota 46.1 de los Estados Contables del BHSA al 30.06.25, aprobados en la reunión de Directorio del 10.08.05 y comunicado a esa CNV mediante autopista financiera, es ampliamente ilustrativa de las causas y razones del llamado y satisface apropiadamente la información para la toma de decisiones de los accionistas. Atento a las inquietudes manifestadas por esa C.N.V. en cuanto al derecho de información que legítimamente corresponde a los accionistas, es del caso señalar los resultados que hasta la fecha ha obtenido el llamado a esta Asamblea, ya que hemos podido verificar, según planilla que se adjunta que el 98,57% de los titulares del capital con derecho a voto han solicitado y obtenido información disponible a propósito del único tema de esta convocatoria. Saludamos a Uds. atentamente, Ricardo FLAMMINI Por Comisión Fiscalizadora.

Accionista	Clase	Cantidad de Acciones (*)	% sobre total	Cantidad de Votos	% sobre total	Informado ?	% capital	% votos
BANCO DE LA NACION ARGENTINA en su carácter de Fiduciario del Fideicomiso de Asistencia al Fondo Fiduciario Federal de Infraestructura Regional.	A	65.850.000	43,90%	65.850.000	22,34%	SI	[illegible]	22,84%
ESTADO NACIONAL -MINISTERIO DE ECONOMIA	A	3.444	0,00%	3.444	0,00%	SI	0,00%	0,00%
BANCO DE LA NACION ARGENTINA en su calidad de Fiduciario del Programa de Propiedad Participada.	B	7.500.000	5,00%	7.500.000	2,60%	SI	5,00%	2,60%
BANCO DE LA NACION ARGENTINA en su calidad de Fiduciario del Fideicomiso de Asistencia al Fondo Fiduciario Federal de Infraestructura Regional	C	7.500.000	5,00%	7.500.000	2,60%	SI	5,00%	2,60%
Fiduciario de las Opciones (2)	D	9.090.500	6,06%	27.271.500	9,46%	SI	6,06%	9,46%
Gobierno Nacional		89.943.944	59,96%	108.124.944	37,51%		59,96%	37,51%
DOLPHIN FUND PLC	D	4.789.478	3,19%	14.368.434	4,98%	SI	3,19%	4,98%
RITELCO S.A.	D	7.835.893	5,22%	23.507.679	8,15%	SI	5,22%	8,15%
BGL LATIN AMERICA CAPITAL PARTNERS	D	4.303.811	2,87%	12.911.433	4,48%	SI	2,87%	4,48%
IRSA INVERSIONES Y REPRESENTACIONES S.A	D	9.805.122	6,54%	29.415.366	10,20%	SI	6,54%	10,20%
INVERSIONES FINANCIERAS DEL SUR	D	8.465.683	5,64%	25.397.049	8,81%	SI	5,64%	8,81%
EFIS Limited	D	7.537.571	5,03%	22.612.713	7,84%	SI	5,03%	7,84%
Deutsche Bank (1)	D	7.110.000	4,74%	21.330.000	7,40%	SI	4,74%	7,40%
Accionistas Principales		49.847.558	33,23%	149.542.674	51,87%		33,23%	51,87%
AFJP PRORENTA S.A.FONDO (NEG.)	D	119.693	0,08%	359.079	0,12%	SI	0,08%	0,12%
ARAUCA BIT A.F.J.P. S.A. FONDO	D	522.020	0,35%	1.566.060	0,54%	SI	0,35%	0,54%
CONSOLIDAR FONDO	D	1.454.491	0,97%	4.363.473	1,51%	SI	0,97%	1,51%
FUTURA AFJP FONDO	D	118.423	0,08%	355.269	0,12%	SI	0,08%	0,12%
MAXIMA SA AFJP FONDO DE JUB Y PENSI	D	1.213.004	0,81%	3.639.012	1,26%	SI	0,81%	1,26%
MET AFJP CTA FONDO TIT.NEG.	D	662.594	0,44%	1.987.782	0,69%	SI	0,44%	0,69%
NACION AFJP CTA FDO.TIT.NEGOCIABLE	D	956.233	0,64%	2.868.699	1,00%	SI	0,64%	1,00%
ORIGENES AFJP SA FONDO NEGOCIABLE	D	1.011.140	0,67%	3.033.420	1,05%	SI	0,67%	1,05%
PREVISOL AFJP FONDO TITULOS NEGOCIA	D	114.734	0,08%	344.202	0,12%	SI	0,08%	0,12%
PROFESION+AUGE AFJP FONDO TIT.NEG	D	35.126	0,02%	105.378	0,04%	SI	0,02%	0,04%
SIEMBRA AFJP SA FONDO CDV NEGOCIABL	D	931.422	0,62%	2.794.266	0,97%	SI	0,62%	0,97%
UNIDOS CTA.ENCAJE/TIT.NEGOC.	D	82.499	0,05%	247.497	0,09%	SI	0,05%	0,09%
AFJPs		7.221.379	4,81%	21.664.137	7,51%		4,81%	7,51%
THE BANK OF NEW YORK ADRS (EN COMITENTES)	D	838.698	0,56%	2.516.094	0,87%	SI	0,56%	0,87%
OTROS	D	2.148.421	1,43%	6.445.263	2,24%			
OTROS	D	2.987.119	1,99%	8.961.357	3,11%			
Subtotal Clase D		69.146.556	46,10%	207.439.668	71,95%			
Total		150.000.000	100,00%	288.293.112	100,00%		98,57%	97,76%

(1) Contrato de StARS para cobertura de apreciacion de acciones de ONs Garantizadas

(2) ADRs correspondientes a opciones no ejercidas serán enajenadas de tiempo en tiempo conforme a instrucciones del Estado Nacional

(*) Acciones/ADRs

<u>NOTIFICACIÓN DE DICTÁMENES INTERNOS Y RESOLUCIÓN DE LA COMISIÓN NACIONAL DE VALORES A LAS VISTAS CON FECHA 25 DE AGOSTO DE 2005</u> *Señora Presidente de BHSA Clarisa Estol: Me dirijo a Ud. En relación a la convocatoria a Asamblea de Accionistas a celebrarse el día 31 de*

agosto de 2005. Al respecto, para su conocimiento, adjunto a la presente copia de dictámenes de profesionales de la Gerencia de Emisoras y lo resuelto por el Directorio de Organismo en su reunión de fecha 24 de agosto de 2005. Saludo a Ud. Atentamente Dra. Mabel D'Orazio Cebey.

Buenos Aires, 23 de agosto de 2005. Señor Gerente: La sociedad contesta la vista, cursada oportunamente con motivo de las observaciones formuladas respecto de la convocatoria a asamblea de accionistas para el 31 de agosto del corriente. En la contestación la representante legal, reconociendo que la convocatoria responde a un pedido especial de la Comisión Fiscalizadora ofrece publicar avisos complementarios y someter a consideración de los accionistas detalladamente las causas que motivaron la misma. Sobre el particular se consideran oportunas las medidas ofrecidas por la emisora, debiendo en consecuencia: 1) publicar avisos complementarios, y 2) dar a conocimiento de los asistentes a la asamblea las circunstancias que rodearon la convocatoria. MABEL S. D'ORAZIO CEBEY Subgerente de Sociedades Emisoras. DICTAMEN DE FECHA 23 DE AGOSTO DE 2005 Al directorio: I. El examen determinante de la actuación reconoce su origen, como se dijo, en una inquietud relacionada con el contenido del llamado a la reunión de la Asamblea de Accionistas de BANCO HIPOTECARIO S.A. a reunirse el 31.08.05, con especial atención a las circunstancias particulares determinantes de la convocatoria, en función de los antecedentes propios de esta. II. A partir de la hipótesis consistente en la insuficiencia de la convocatoria, el DIRECTORIO dispuso correr vista a los órganos de administración y de fiscalización de la sociedad. III. La Presidencia de BANCO HIPOTECARIO contestó el acto de comunicación por medio de la nota ingresada bajo numero 11.343; encontrándose pendiente la evacuación de la vista por la sindicatura (fs. 12). IV. Esta presentación fue objeto de análisis por la Dra. D'ORAZIO CEBEY (fs. 16), quien consideró oportuno el ofrecimiento efectuado a fs. 15.V. A nuestro turno, partiendo de las circunstancias resaltadas en el punto I, estimamos con relación a la contestación producida: a) inicialmente la presentante reafirma la regularidad de la convocatoria con, especial, fundamento en el cumplimiento de los recaudos extrínsecos y generales observados. b) No controvierte empero, que la convocatoria responde a un pedido especial de la comisión fiscalizadora y que el llamado se vincula con una cuestión con particular realce en lo que hace al "potencial conflicto de Intereses entre el agente y el principal" (PAOLANTONIO, fs. 7). C) De todos modos ("sin perjuicio de lo expuesto") la Señora Presidente del Directorio, en lo que es pasible de inferir como admisión de la insuficiencia, ofrece: (i) publicar avisos complementarios. (ii) "explicar detalladamente a los accionistas las causas de la convocatoria al inicio de la asamblea..." sometiendo la cuestión a consideración de los asistentes. d) En este punto, se consideran

atendibles las medidas complementarias comprometidas por la Representante Legal de la sociedad emisora, para que los interesados cuenten con la posibilidad de informarse plenamente. efectuar las apreciaciones que entiendan menester y/o adoptar decisión sobre el trámite del acto. e)A estos fines, al inicio de la reunión asamblearia la Presidencia deberá, en el marco de la explicación detallada asumida, (i)leer íntegramente la vista corrida por el Organismo, (ii)como la contestación efectuada por la sociedad y (iii)lo expresado en el párrafo anterior. V. Sin perjuicio de encontrarse transcurriendo el termino acordado al órgano de fiscalización para responder la vista, se eleva a conocimiento de DIRECTORIO valorando - para la eventualidad que resulte aceptable la propuesta - el tiempo requerido para la publicación de los avisos complementarios. Cipriano Rodríguez, Gerente de Emisoras. DICTAMEN DE FECHA 24 DE AGOSTO DE 2005 EN BUENOS AIRES. Sr. Gerente: Mediante la nota n° 11.491 del día de la fecha, la Comisión Fiscalizadora contesta la vista cursada oportunamente a la convocatoria a asamblea para el 31/08/05. La misma no cuestiona la convocatoria efectuada por el directorio emisora, brindando asimismo una planilla en la que consta que el 98,57% c accionistas ya ha sido informado del tema a tratar en la asamblea. No obstante la contestación efectuada, entiendo que debe estarse a dictaminado oportunamente acerca de la contestación del directorio de la emisor se encuentra a consideración del Directorio del organismo. Por tal motivo las presentes deberán girarse para su tratamiento conjunto. Fdo.: Dra. MABEL S. D'ORAZIO CEBEY

Buenos Aires, 24 de agosto de 2005 Al Directorio: Por su vinculación a la nota 11.343 corresponde su elevación para conocimiento de DIRECTORIO con indicación que la presentación efectuada por la Comisión Fiscalizadora no contiene ninguna observación respecto de la convocatoria efectuada. Cipriano Rodríguez - Gerente de Emisoras.

RESOLUCION DE LA COMISION NACIONAL DE VALORES CON FECHA 24 DE AGOSTO DE 2005. A la Gerencia de emisoras: VISTO las presentes actuaciones - re: NOTAS N° 11.343/05 Y N° 11.491/05 BANCO HIPOTECARIO S.A. S/CONVOCATORIA ASAMBLEA ACCIONISTAS 31.08.05-; las contestaciones efectuadas por la Presidencia y por la Comisión Fiscalizadora de Banco Hipotecario S.A. a la vista cursada por el Organismo en relación con la decisión de convocar a asamblea de accionistas para el 31 de agosto de 2005, y lo dictaminado por la Gerencia de Emisoras; el Directorio, en su reunión del día de la fecha, RESOLVIÓ: Aprobar lo dictaminado por la Gerencia de Emisoras a fojas 17/18 haciendo saber al Directorio de BANCO HIPOTECARIO S.A. que, en correspondencia con la presentación efectuada a fs. 13/15, deberá: a) difundir avisos e información complementaria en idénticos medios a los ya utilizados por la sociedad para hacer conocer la convocatoria de la Asamblea de Accionistas del próximo 31 de agosto, con la finalidad de que los accionistas conozcan con antelación las causas de la convocatoria y b) al inicio de la

reunión asamblearia la Presidencia deberá, con sentido detalladamente explicativo, leer íntegramente la vista corrida por el organismo y la contestación efectuada por la sociedad, junto con la opinión de la COMISION NACIONAL DE VALORES acerca de que considera atendibles las medidas complementarias comprometidas por la Representante Legal de la sociedad emisora para quo los interesados cuenten con la posibilidad de informarse plenamente, efectuar las apreciaciones que entiendan menester y/o adoptar decisión sobre el trámite del acto; lo que expresamente incluye suministrar a los asistentes una sucinta y concreta referencia sobre los argumentos sustentados por los integrantes de la Comisión Fiscalizadora, vinculados con la solicitud de esta nueva convocatoria de la Asamblea General Ordinaria. Pase lo actuado a esa Gerencia, a sus efectos. Cristina Tonini. AVISO PUBLICADO EN LA BOLSA, EN LA AUTOPISTA INFORMATIVA DE LA CNV, BOLETÍN OFICIAL Y DIARIO LA PRENSA. BANCO HIPOTECARIO S.A. *Aviso complementario de la convocatoria a la Asamblea General Ordinaria de Accionistas de Banco Hipotecario SA efectuada para el día 31 de Agosto de 2005: Conforme resolución del Directorio de la Comisión Nacional de Valores de fecha 24/08/05, se hace saber que las causas de dicha convocatoria es la distinta interpretación dada a las normas jurídicas y estatutarias aplicables a la remuneración de los directores de la sociedad por parte de ciertos directores y síndicos de la misma. En la asamblea de accionistas se someterá a su consideración las interpretaciones invocadas respecto del art. 71 de la Ley de Sociedades Comerciales y, en su caso, de cuál de los límites establecidos en el art. 261 Ley de Sociedades Comerciales resulta aplicable al pago de los honorarios sometidos a consideración y lo establecido en el capítulo III de las normas de la Comisión Nacional de Valores. Sin perjuicio de ello se recuerda que de conformidad con el segundo párrafo del art. 71 de la ley 17.811 /dec.677/01), se encuentra en la sede social a disposición de los señores accionistas toda otra información que puedan requerir al respecto. Buenos Aires, 25 de agosto de 2005. Clarisa Estol - Presidente.* ACTA DE COMITÉ EJECUTIVO N° 70 DE FECHA 27 DE JUNIO DE 2005 *..."Seguidamente la señora Vicepresidente pone a consideración el quinto punto del orden del día:* **VARIOS**. *Toma la palabra el Señor Síndico FUKS, quien expresa que en nombre de la Comisión Fiscalizadora pide se incorpore al tratamiento del Comité Ejecutivo aclaraciones respecto al pago de compensaciones dispuesta en la anterior reunión del pasado día 3 de junio del corriente. Al efecto dice que habiendo recibido los listados solicitados en la misma y reiterados por nota CF 9 de fecha 21/6/05, de su análisis resulta que si bien es de resorte exclusivo de este Comité la política salarial respecto del personal gerencial de la entidad (art.19, c), V), del estatuto), la misma se reduce en cuanto a los directores integrantes de este Comité a la asignación interna entre sus miembros de los beneficios admitidos por el Art.14, c), (i)*

del estatuto en tanto ellos sean aplicables. En tal sentido recuerda que el mismo art. 14, c), (ii) sujeta estas remuneraciones a lo dispuesto por el art. 261 LS, limitación que también establece la Asamblea n° 13 que lo reguló y la n° 47 que lo renovó. Para el caso actual la distribución efectuada entre los directores supera el 5% de los resultados del ejercicio aprobado, por lo que debió solicitarse la previa autorización de la asamblea, tal como menciona el último párrafo de la norma citada. La señora ESTOL expresa que este régimen de incentivo a la conducción ejecutiva del banco fue aconsejado en su momento por la consultora McKinsey & Co e incorporado a los estatutos y, con anterioridad a la privatización, ya el directorio en el acta n° 15 reconoció el alto impacto que podría representar su pago para el caso de una gestión exitosa, recomendando la adopción de medidas para asegurar su cobertura. Si bien una vez instrumentado el régimen de beneficios no resultó operativo por años, ante el decaimiento de resultados por las crisis económicas atravesadas por el país y sus efectos particulares sobre el banco, la exitosa reestructuración de la deuda financiera y la cancelación de redescuentos recibidos del BCRA han posicionado al banco con una sólida estructura patrimonial, a lo que suma la obtención de resultados destacados por sobre el resto de la industria, todo lo cual fue reconocido por el mercado y ello, finalmente, revirtió a partir del ejercicio anterior la tendencia y las bases de cómputo de estos beneficios. El Síndico Sr. FLAMMINI manifiesta que comparte totalmente el sistema de incentivos cuando los mismos acompañan al éxito de la gestión de los intereses encomendados por los accionistas, y que tanto la mayor apreciación del valor accionario como también la obtención de resultados representan su logro. En tal sentido resulta estimulante el sistema y por tanto una relación directa con la mayor retribución, pero recuerda que ella tiene que sujetarse a las normas regulatorias. Agrega que sus expresiones no responden a un control de gestión porque los resultados obtenidos son fácilmente apreciables, sino en cuanto a las limitaciones legales aplicables. Y añade que de la lectura de la asamblea n° 47, celebrada el 31/5/04, punto VI, surge que en el año anterior se dio debido cumplimiento con lo dispuesto por el art.261 LS al solicitarse la previa autorización de pago de sumas estimadas para responder al devengamiento de estos beneficios. La señora ESTOL expresa que en el caso del ejercicio 2003 considerado en dicha asamblea se pudo hacer un tratamiento en especial de estos puntos por cuanto la misma se celebró fuera de los plazos establecidos en las Normas de la CNV -tal como resulta de un punto expreso en tal sentido- y que esta convocatoria tardía permitió apreciar la evolución de la cotización de la acción como para hacer una estimación de su proyección durante el lapso de los 90 días posteriores a la publicación de los resultados en el Boletín de la Bolsa de Comercio. Agrega que en los estados contables al 31/12/03 no se habían hecho

previsiones contables a tales fines atento la falta de antecedentes en años anteriores de evolución favorable del valor de la acción, por tal razón en la asamblea que señala el señor síndico se autorizó expresamente el pago con afectación de los resultados contables del ejercicio en consideración, situación que no se da para el año 2004 por cuanto en sus balances existen previsiones contables para el pago de estos beneficios. El señor síndico DILERNIA expresa que más allá de las previsiones contables debe estarse a las Normas de la CNV con las que se regula la aplicación del art. 261 para las entidades emisoras. Conforme a ellas (cap. III.3.1) cualquier cálculo debe efectuarse sobre lo que CNV considera ganancia computable, después de cubiertas las pérdidas de ejercicios anteriores. Y ateniéndose a ello y que las ganancias fueron absorbidas por la existencia de pérdidas acumuladas de ejercicios anteriores, la totalidad de estas retribuciones deben ser sometidas en forma previa a la asamblea, tal como señala la última parte del art. 261 LS. El señor VIÑES expresa que el art. 261 LS comienza diciendo que el estatuto podrá establecer la remuneración del directorio y en su defecto lo fijará la asamblea. En tal sentido el art. 14 de los estatutos sociales de BH establece distintos supuestos remuneratorios conforme las responsabilidades asumidas por los directores según sus funciones; situación que precisamente receptó la asamblea n° 13 de 1999 y renovó la n° 47 de 2004. De acuerdo a éstas los directores que integran el Comité Ejecutivo serán remunerados de acuerdo a lo previsto en el inc.c) del art.14 del estatuto con las modalidades que se señalan, estableciéndose que el SAR devengado en el ejercicio terminado será calculado conforme a la apreciación de la acción en el período de 90 días posteriores a la publicación de los resultados (mediados de febrero), término que concluye (mediados de mayo) mucho después de la convocatoria a asamblea (marzo) y su celebración (abril), por lo que no existen mayores estimaciones de la posible evolución que tendrá la acción como para obtener una autorización previa al pago; situación que no sucedió el año anterior atento la convocatoria tardía. Advierte que la misma asamblea n° 13 prevé efectuar el pago correspondiente dando intervención a la asamblea cuando se de el supuesto del art. 261 LS; solución que resulta coincidente con la segunda parte del art. 71 LS. El Síndico Sr. DILERNIA señala que entonces debe convocarse a la asamblea dentro de los 60 días como lo señalan las Normas de la CNV; respondiendo el señor VIÑES que ese plazo es cuando la asamblea se hubiera celebrado sin incluir en su convocatoria como punto especial del orden del día la consideración de los pagos hechos con anterioridad, situación que no es la presente por cuanto el pago fue decidido a posteriori de la última asamblea celebrada y por tanto es un anticipo sujeto a su consideración en la siguiente asamblea ordinaria que se celebre. El Síndico Sr. ABELOVICH expresa que existe una falencia operativa en la regulación de la percepción de los beneficios del inc.c) del art.14 de

los estatutos sociales, atento la falta de convergencia del período de publicación de los resultados con la convocatoria a asamblea que los considere y fije las remuneraciones de directores, por lo que sugiere se proponga a la asamblea cambiar el criterio y establecer como valor de referencia al promedio de cotización anual durante el ejercicio en que se devengue o al correspondiente en el último trimestre que arrastra los resultados anuales, como para tener valores ciertos -como sucede con las ganancias- al momento de hacer la convocatoria. Y, para el caso de mantener el sistema actual, sugerir al directorio haga una proyección conforme la evolución de la acción en los primeros días posteriores a la publicación de los estados contables e incluya en la convocatoria la autorización de cobro hasta determinados valores siempre que no se superen los promedios definitivos y, para el caso en que los valores así estimados fueran inferiores a los definitivos, quede expresa la facultad de su cobro a cuenta de su consideración ulterior en la siguiente asamblea ordinaria. El señor VIÑES expresa que el aporte es interesante a futuro como una modificación a ser propuesta a la asamblea para el caso de considerar la evolución de la acción a lo largo del ejercicio en que se devenga el beneficio o del último trimestre del mismo, quedando para el directorio la última alternativa de hacer una propuesta estimativa al momento de cada convocatoria. Pero, con relación al tema actual, entiende que el caso debe ser asimilado como un anticipo de honorarios autorizado por la asamblea de acuerdo a una previsión estatutaria establecida conforme lo regula la Ley de Sociedades Comerciales, que queda sujeto a su aprobación ulterior en los términos de sus arts.71 y 261. Y esa aprobación le corresponde a la siguiente asamblea ordinaria que se convoque en los términos del art. 234 LS. Toma la palabra el Síndico Sr. FUKS quien señala que de la revisión realizada respecto del "Régimen de Participación en las Ganancias - Extensión del Beneficio", no se ha computado en toda su cuantía la deducción de los "Derechos sobre Apreciación del Valor Accionario" respecto del resultado del balance al 31/12/04, surgiendo las diferencias -en miles de pesos- producto del cálculo que se desarrolla a continuación:

Resultado Estados Contables después de Impuesto			$279.143
Previsión Contable de SAR		$19.050	
Previsión Contable Participación Ganancias		$2.820	$21.870
	Subtotal		$301.013
Liquidación SAR definitivo			$-23.884
	Subtotal		$277.129
Liquidación Participación Ganancias 1%			$2.771
Pagado			$-2.791
Diferencia en exceso			$-20

La señora ESTOL toma nota del análisis hecho por el señor FUKS, manifestando que hará una revisión del mismo e informará a los señores directores que fueron beneficiarios de este régimen, a los efectos que correspondan conforme sus respectivas participaciones. Siendo las once horas y cuarenta y cinco minutos se da por finalizada la reunión." NOTAS A LOS ESTADOS CONTABLES 46.1. *RESOLUCION N° 15119 DE LA COMISION NACIONAL DE VALORES Mediante Resolución N° 15119 del 21 de julio de 2005, la Comisión Nacional de Valores (CNV) dispuso instruir sumario a BH SA y a sus:*

- *i) Directores titulares por posible infracción a los artículos: 59, 261 y 269 de la Ley de Sociedades Comerciales N° 19550; 43,44 y 67 del Código de Comercio; 1908 y 1198 del Código Civil; y 5 inc. a) - de acuerdo con la especificación contenida en el articulo 3ro. inc. 30) del Capítulo XXI de las Normas (NT 2001) - y 8vo inc. a) del Régimen de Transparencia de Oferta Pública aprobado por Decreto 677/01;*
- *ii) Síndicos titulares por posible infracción a los artículos 294 inciso 9no. de la ley de Sociedades Comerciales N° 19550, y 5to inc. a) - de acuerdo con la especificación contenida en al articulo 3ro inc. 30) del Capítulo XXI de las Normas (NT 2001)- y 8vo inc. a) del Régimen de Transparencia de la Oferta Pública, aprobado por Decreto 677/01; y*
- *iii) Responsable de Relaciones con el Mercado por posible infracción artículo 5to inc. a) del Régimen de Transparencia de la Oferta Pública, aprobado por Decreto 677/01 de acuerdo con la especificación contenida en el artículo 3ro inc.30) del Capítulo XXI de las normas (NT 2001).*

En el citado sumario, iniciado en relación con ciertos pagos de honorarios dispuestos a favor de miembros del Comité Ejecutivo del Banco basados en los regímenes de participación en las ganancias y apreciación del valor accionario aprobados por Asambleas General de Accionistas del 28 de abril de 1999 y 31 de mayo de 2004 y efectuados durante el mes de junio de 2005, la CNV argumenta: i) que dichos pagos remuneratorios para ser válidos requerían la aprobación previa de los accionistas del Banco, ii) que era necesario, dado el hecho de que el Banco es una sociedad autorizada para ofertar públicamente y cotizar acciones representativas de su capital notificar a la CNV de cambios en las modalidades de compensación, y iii) que el monto de los pagos no era consistente con las normas del mercado. El Directorio del Banco, en su sesión del 21 de julio de 2005 había resuelto someter los honorarios mencionados a consideración de una asamblea de accionistas a realizar dentro del menor plazo legal posible, por lo que en la reunión celebrada el 25 de julio de 2005, decidió fijarla el día 31 de agosto de 2005 para la celebración de una Asamblea General Ordinaria, cuyo Orden del día prevé la consideración de honorarios a los directores integrantes del Comité Ejecutivo de miles de pesos 2.771 en

concepto de participación en las ganancias y miles de pesos 1?.521 por apreciación del valor accionario, devengados durante el ejercicio económico finalizado el 31 de diciembre de 2004, el cual arrojó quebranto computable en los términos de las Normas de la Comisión Nacional de Valores. Asimismo, los directores miembros del Comité Ejecutivo que percibieron honorarios por los conceptos mencionados, los restituyeron en depósitos de Plazo Fijo constituidos en la Entidad y obrantes en poder de ésta, neto de retenciones impositivas, a resultas de la decisión que adopte la Asamblea convocada para el 31 de agosto próximo. En los estados contables correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004, al trimestre finalizado el 31 de marzo de 2005 y al presente período semestral, se registraron previsiones del Pasivo con cargo a Pérdidas Diversas por miles de pesos 21.870; miles de pesos 36.559 y miles de pesos 30.215, respectivamente, que reflejan las estimaciones efectuadas en cada oportunidad para atender las obligaciones inherentes al régimen de retribuciones por participación en las ganancias y apreciacion del valor accionario (Nota 24). Asimismo, al 30 de junio de 2005 se encuentran registrados miles de pesos 20.292 en Activo - Créditos Diversos - Anticipo a Directores los importes que se someterán a consideración de Asamblea de Accionistas el día 31 de agosto de 2005 indicados precedentemente (Nota 18). Acto seguido, la señora Presidente deja constancia de la presencia sin participación en el voto de los accionistas BANCO DE BOSTON DEPOSITARIO FONDO COMÚN DE INVERSIÓN 1784, ARAUCA BIT AFJP SA FONDO el señor Gabriel Pablo TYSZBEROWICZ. A continuación se somete a consideración el primer punto del Orden del Día: **I. <u>DESIGNACIÓN DE DOS ACCIONISTAS PARA APROBAR Y SUSCRIBIR EL ACTA</u>.** Solicita la palabra representante de los accionistas N° de orden 2 ESTADO NACIONAL, señor Guillermo F MARDARAS y expresa que en nombre de los accionistas N° de orden 1 y 4 BANCO DE LA NACIÓN ARGENTINA FIDUCIARIO DEL FIDEICOMISO DE ASISTENCIA AL FEFIR Y N° de orden 2 ESTADO NACIONAL, propone que uno de los firmantes del acta de Asamblea sea el representante del accionista ESTADO NACIONAL. Solicita la palabra el representante del accionista BUENOS AIRES TRADE & FINANCE CENTER, señora Inés POFFO de OLMOS, identificada con el N° de Orden 12 quien propone que el acta de Asamblea sea aprobada y suscripta por los representantes de los accionistas ESTADO NACIONAL Y BUENOS AIRES TRADE & FINANCE CENTER S.A., adelantando su voto favorable en tal sentido. A continuación la señora Presidente somete a consideración de los Accionistas la moción presentada. Efectuada la votación correspondiente, la señora Presidente informa que la moción resulta aprobada por 254.676.308 votos a favor, representativos del 100% de los votos emitidos. No se registran votos en contra. Se deja constancia de la abstención del accionista N° de orden 5 (THE BANK OF NEW YORK ADRS) por 22.141.560 votos. Antes de pasar a la consideración del segundo punto del orden del Día y en conformidad con lo dispuesto

por la Comisión Nacional de Valores, la señora Presidente consulta a los accionistas si necesitan información adicional a la leída con anterioridad. Solicita la palabra el señor director por la clase "A", Julio MACCHI quien expresa que es una obligación el dirigirse a los accionistas y directores para esgrimir algunas consideraciones que a su entender resultan imprescindibles. Expresa que en primer lugar, el pago de los honorarios a los miembros del Comité Ejecutivo y Gerentes sobre la base de mecanismos de participación en las ganancias y del denominado SAR fueron votados por el Comité Ejecutivo y pagado a sus mismos miembros sin consentimiento previo del Directorio y haciendo caso omiso del Art. 14 del Estatuto del Banco que dispone como mínima norma ética que los directores deben abstenerse de votarse honorarios a ellos mismos. En segundo lugar, entiende que ese pago, conforme Art. 261 de la Ley de Sociedades Comerciales, debía haber sido aprobado previamente por una asamblea de accionistas. Esto no ocurrió ni fue planteado esto por este director porque no tuvo noticias del pago hasta que el hecho ya estaba consumado. En efecto, el Comité Ejecutivo decidió el pago en su reunión del día 3 de junio a las 10 de la mañana, y el directorio del Banco se reunió ese mismo día a las 11:00 hs, es decir, una hora más tarde. No hubo ninguna información al respecto. También el directorio se reunió sucesivamente los días 10, 17 y 27 del mes de junio y tampoco hubo ninguna información por parte de los miembros del Comité ejecutivo en este sentido. Fue en esta última reunión, la del 27 de junio, que este director pidió expresamente a la Presidencia que se informara si se había efectuado algún pago por cualquier concepto y no hubo ninguna respuesta. Recién el tema se toca en la reunión de directorio del 21 de julio, es decir, casi 50 días después de consumado el pago y con la CNV ya investigando la cuestión. En esa reunión, por primera vez se lleva para su consideración, el acta de Comité Ejecutivo del día 3 de junio que daba cuenta del pago efectuado. Todo lo señalado surge de las actas de directorio N° 166 del 03/06/05, N° 167 del 10/06/05, N° 168 del 17/06/05, N° 169 del 27/06/05, N° 170 del 21/07/05 y que se encuentran a disposición de los señores accionistas y de los representantes de la CNV y BCRA en el libro de actas respectivo. En tercer lugar, el pago ha dado lugar a un sumario incoado por la CNV contra el Directorio y Comisión Fiscalizadora del Banco y contra el Banco mismo. En este sumario se imputa como infracciones sustancialmente, 1°) el haber omitido el tratamiento previo por la asamblea conforme al citado Art. 261, 2°) la circunstancia que los montos involucrados no se corresponderían con los de mercado como exigen estos programas de remuneración y 3°) la falta de información suficiente a los accionistas respecto de las funciones técnico administrativas que ameritaron honorarios especiales para algunos directores. Este sumario no ha sido resuelto aún y cada director y el Banco mismo, han planteado las defensas que a cada uno le atañen. 4°) Adicionalmente

cree necesario expresar a los accionistas su opinión personal como director del Banco. Su pensamiento es absolutamente similar a aquello que ya pensó y expresó en el directorio cuando se trató la convocatoria a asamblea que iba a considerar el ejercicio del año 2003, es decir en el mes de abril o mayo de 2004. Que más allá de los aspectos de procedimientos debatidos hoy en el sumario no considera oportuno la aplicación de mecanismos de retribución por participación en las ganancias y por SAR, en primer lugar dada la situación del Banco en particular, que todos conocen por ser accionistas del mismo. En segundo lugar, los quebrantos que se absorbieron con la utilidad tanto del ejercicio 2003 como del ejercicio 2004. Tercero, la situación financiera del Banco que reestructuró su deuda refinanciando sus pasivos y tiene presentado un APE donde manifiesta que está en una situación financiera y económica delicada; este APE fue presentado y rechazado en primera instancia y hoy está en segunda instancia para resolver desde hace un año. Otro aspecto que lo hace pensar en contra de la aplicación de estos programas es el carácter presumiblemente provisional y circunstancial de la apreciación de la acción en el período considerado y la situación general. Cree que un análisis de la evolución de los precios de la acción de BHSA en el mercado muestran que las misma tenía un volumen reducido, no goza de la profundidad necesaria que le permita una presencia bursátil y en consecuencia hay que ser extremadamente cuidadoso cuando se toma el valor de la acción del Banco sobre todo cuando estuvo sometido a una serie de anuncios y contra anuncios relacionados con la adquisición de otro banco. También quiere hacer saber a los accionistas, que no conoce que se hayan hecho análisis comparativos en el mercado a los efectos de juzgar sobre el monto de las remuneraciones presentadas para consideración de los accionistas, conforme surge del Art. 14 inc. B del estatuto del Banco. Este punto, que es comparar lo que se está pagando en el Banco Hipotecario con lo que han pagado los demás bancos en plaza, es uno de los puntos observados que hoy se traen a vuestra consideración y pendientes y aún sujetos a su calificación regulatoria por parte de la CNV por la vía del sumario actualmente en trámite. Si se compara lo que se está tratando hoy en Asamblea, con lo que se pagó en el resto del mercado, cree que es un elemento muy importante para que los accionistas tengan en cuenta, y se informen antes de tomar una decisión. Por último, informa a los señores accionistas que la semana pasada se notificó a algunos directores del Banco, la apertura por parte de la CNV de un sumario por la posible manipulación de precio de la acción de BHSA en la Bolsa y presunto engaño al mercado. El resultado de esta investigación podría tener incidencia directa sobre alguna de las variables básicas en el cálculo del SAR y por lo tanto en los honorarios que hoy se traen a consideración de la asamblea. Habiéndose expresado queda a disposición de los accionistas para contestar cualquier pregunta o duda. Toma la palabra la señora ESTOL

para aclarar que el texto leído por Secretaría General, corresponde al texto que el Directorio acordó, por unanimidad, presentar a los accionistas. Sin perjuicio de ello, indica que hará algunas aclaraciones con relación a las consideraciones vertidas por el señor MACCHI, en lo referente a las apreciaciones sobre los volúmenes de la remuneración y su correlación con el mercado. Destaca que esas consideraciones fueron realizadas en el momento en que se aprobó el sistema y lo que se considera en este momento es el pago de un sistema que fue aprobado dos veces, en la asamblea N° 13 del 28/04/99 y renovado por la asamblea N° 47 el 31/05/04, y como fue leído, fue propuesto en un momento en que el banco era totalmente estatal. Con respecto a la aprobación del monto por parte del Comité Ejecutivo, aclara que el monto surge de cálculos matemáticos que fueron aprobados por las asambleas y la tarea única del Comité Ejecutivo es la distribución entre sus miembros, lo cual fue realizado el 3 de junio. Con respecto a las sucesivas reuniones de directorio en las que se comenta que no se trató el tema, y que parecen con una asiduidad mayor a lo normal, fueron reuniones producto de sucesivos cuartos intermedios para tratar el tema de la posible participación del Banco en la compra de la Banca Nazionale del Lavoro, no se conseguía consenso por lo cual se pasaba a cuartos intermedios. Se ha tratado siempre de mantener el tratamiento de los temas en el orden en que aparecen en el Orden del Día, por tanto los temas nuevos se van agregando al final. Por tal motivo se trataron las actas N° 69 y 70 del Comité Ejecutivo luego de haber tratado otros temas en forma prioritaria. Solicita la palabra el señor accionista Martín BOERR, identificado con el N° de orden 55, y manifiesta que no queda aclarado el motivo por el cual no se trató en las sucesivas reuniones posteriores, la decisión del Comité Ejecutivo de efectuar esta compensación. La señora ESTOL reitera que las reuniones mencionadas respondían a sucesivos cuartos intermedios de reuniones anteriores donde se respetaba el orden de los temas en la medida que surgían. El primer tema y el más importante en ese momento, que estaba sufriendo demoras y postergaciones era el tema de BNL. El señor BOERR manifiesta que entiende las explicaciones pero no queda claro el motivo por el cual no se incluyó el tema en las reuniones mencionadas por el señor MACCHI. Solicita la palabra el señor director por la clase "D", Pedro DEL PIERO para informar a los señores accionistas, cómo proceden habitualmente el Comité Ejecutivo y el Directorio. Sobre el particular explica que es costumbre que las decisiones tomadas por el Comité Ejecutivo sean informadas al Directorio en forma periódica y generalmente con un lapso, no tan largo como en este caso, pero sí entre 30, 40 y a veces 50 días también. Esto se puede revisar a lo largo de los 7 u 8 años de funcionamiento del Comité Ejecutivo y el Directorio. Nunca ha habido situaciones que hicieran cambiar este sistema de funcionamiento. A partir de esta situación, el Directorio

ha tomado los debidos recaudos para modificarlo y tener un funcionamiento más cercano entre decisiones del Comité Ejecutivo y del Directorio. Además invita a revisar el Estatuto y el funcionamiento de ambos órganos que comparten la administración. El señor BOERR solicita la palabra y aclara que no insistirá sobre el tema pero que no han sido claras las explicaciones ofrecidas sobre el punto. Toma la palabra el señor director por la clase "B" Edgardo FORNERO, quien manifiesta que como exordio de su exposición, quiere leer el fragmento de una carta que estuvo dirigida por los accionistas que representa, el día 31.12.01, a todo el personal del Banco, el staff gerencial, los miembros del directorio y al accionista ESTADO que es apoderado de las PPP hasta tanto se instrumente el programa. "Por cuenta y riesgo del grupo gerenciador del Banco Hipotecario, han decidido llevar adelante un reparto de utilidades superior a los dos millones de dólares sustentado en el supuesto éxito del Banco durante este último año, desoyendo la posición al respecto, no sólo de los representantes del Estado y de los trabajadores sino también de sus propios mandatarios y accionistas socios, el grupo Soros. El pago de esta mega gratificación se llevó a cabo sin el consentimiento del presidente Miguel Kiguel, sin la autorización del Directorio del Banco, sin la firma del gerente general Hal Freiman y sin la firma del subgerente general Hugo Chiera." Continúa su exposición, diciendo que dicha carta fue firmada por el señor Ricardo Gómez, director suplente por las clase "B" y por él mismo, destacando, para quienes no lo conocen, que tiene 35 años de Banco Hipotecario y hace 34 años que ejerce como delegado general del personal del Banco siendo cesanteado durante el proceso en 1976, fue reincorporado en el año 1983, lideró la toma del Banco en 1990 y encabezó las jornadas en contra de una privatización que, a juicio del gremio, fue la más bochornosa del ciclo de enajenación del patrimonio nacional que caracterizó a los años 90 en este país. Continúa diciendo que hoy se encuentran reunidos para legalizar un hecho muy parecido al de diciembre de 2001 y mientras alguien puede decir que civilmente se está obligado a respetar la ley, están obligados también a respetar la legitimidad de los actos. En la legitimidad de los hechos habría que observar qué se va a hacer y en base a qué instrumento porque la privatización del Banco puede ser tan observada como ley, como aquellas leyes que poco tiempo atrás, permitían que aquellos que mataron gente, anduvieran sueltos bajo leyes de impunidad que después fueron revisadas. Pregunta por qué no se revisaría esta ley que tiene vicios menos graves que matar pero que sí contiene ciertos vicios que, a su modesto juicio son excesos. Pregunta a los accionistas si no consideran un exceso que en una sociedad anónima, aquel que más acciones tiene, tenga menos votos. Manifiesta que esa apreciación es personal pero se pregunta si el señor Soros no habrá pensado en su momento que aquí había excesos, porque, en su presencia, el señor Frank Sica, representante del señor Soros, le dijo al señor Duhalde,

presidente en ese entonces, que se retiraba del Banco Hipotecario porque es poco transparente y poco profesional. Se pregunta además si ese enfrentamiento, que hoy se atribuye falsamente al Ministerio de Economía, cuando en verdad hay un enfrentamiento entre lo legal y lo legítimo que esta autoridad del Ministerio de Economía representada en este gobierno ha asumido como no lo hizo la anterior. Esto es así porque la anterior era la misma que legisló una ley para cazar elefantes dentro del zoológico. Se pregunta también si esos excesos no habrán sido los que originaron el alejamiento del Señor Marcelo Mindlin. Si no habrá originado que el BCRA dijera que no van a nombrar al pedido de gerencia general de la señora Presidente ESTOL, que fue nombrada con el cargo de presidente en el apartado Varios de una reunión de directorio con el voto exclusivo de IRSA y los votos en contra de los directores de las clases "A", "B", "C" y hasta "D" que era el privado que no pertenecía al grupo. Se pregunta si ese tipo de exceso no es el que tienen que legalizar aquí. Pide por esta oportunidad, en la que está, cuantitativa y cualitativamente, bien representada esta asamblea de accionistas, se de paso a la legalidad civil de la obligación que se tiene que cumplir a la legitimidad moral del voto que se tiene que dar. Porque con sólo dos detalles, lo que pasó el 31.12.01 y lo que acaba de suceder, alcanza y sobra para dar cuenta de que este grupo gerenciador respeta mucho más los apetitos de su bolsillo que los intereses de la masa societaria y los intereses generales del Banco Hipotecario. Por esa razón, señala que no se debe votar sólo con la obligación civil de respetar la ley sino con la obligación moral de respetar la legitimidad de los hechos, porque no se está votando el valor de la acción en la bolsa, sino que lo que se está discutiendo es el futuro, el prestigio histórico y el destino del Banco Hipotecario. Toma la palabra la señora ESTOL y expresa que los directores integrantes del Comité Ejecutivo apoyaron la convocatoria a esta reunión de Asamblea por las dudas y pedidos de aclaración que efectuaran los señores síndicos una vez que se cuantificaron los honorarios correspondientes al devengamiento de los regímenes bonificatorios por apreciación del Valor de la Acción en el período que corre desde el 16 de febrero hasta el 16 de mayo de 2005 y por participación en las ganancias en el ejercicio 2004 luego de la aprobación del balance de dicho ejercicio por la Asamblea celebrada el 28.04.05. Recuerda que estos regímenes bonificatorios fueron aprobados por la Asamblea del 28.04.99 y que fuera renovado en los mismos términos y condiciones por un período de 5 años por la Asamblea del 11.05.04 en lo que toca al régimen de apreciación de la acción ya que el correspondiente a la participación en las ganancias no necesitaba ser renovado. Ambos regímenes están previstos en el Art. 14 inc. C)del Estatuto Social. La cuantificación del régimen de retribución sobre el valor de la apreciación de la acción, recién pudo efectuarse con posterioridad al 16.05.05 razón por la cual no pudo ser tratado en la

asamblea del 28.04.05 en cambio en el año anterior, la asamblea ordinaria anual se reunió el 31.05.04 lo cual permitió conocer con precisión el monto correspondiente al régimen de apreciación de la acción. El Comité Ejecutivo efectuó el cálculo del devengamiento de ambos regímenes bonificatorios y dispuso su distribución entre sus miembros en la reunión del 03.06.05 conforme a la delegación que surge de los términos y condiciones de los regímenes bonificatorios aprobados en la asamblea del 28.04.99 y renovados en cuanto a uno de estos regímenes, por la Asamblea del 31.05.04. Los montos correspondientes a estas retribuciones ya estaban previsionados en el pasivo de los estados contables del ejercicio cerrado el 31.12.04 que fue aprobado por unanimidad en la asamblea del 28.04.05. El devengamiento de los montos ahora sometidos a consideración de esta asamblea se produjo el 03 de junio y por tal razón la intervención asamblearia a la que se refiere el Art. 261 de la Ley de Sociedades debería ser la que trate el ejercicio 2005. Sin perjuicio de ello, los directores de la clase "D", integrantes del Comité Ejecutivo, consideran que no se ha dado el caso previsto en el último párrafo del art. 261 de la Ley de Sociedades porque la retribución bonificatoria bajo consideración no ha superado el 25% de las ganancias del ejercicio 2004 y no aplica al caso el exceso sobre el 5% de dichas ganancias ante la no repartición de dividendos ya que la sociedad está impedida de distribuir dividendos por los convenios de reestructuración de deuda. No obstante esta asamblea ha sido convocada ante opiniones e interrogantes vertidos por los síndicos que no afectan el monto cuantificado sino la oportunidad de intervención de la asamblea según como se interprete el art. 261 L.S. utilizando una de las fórmulas de Orden del día previstas en el Art. 5 del Capítulo 3 punto 2 inc. D) de las Normas de la Comisión de Valores por existir quebranto computable que a juicio de la CNV se produce cuando no obstante de haber existido ganancias en el ejercicio, los resultados acumulados resultan negativos. Cabe señalar que las dos variables del régimen bonificatorio se aplican ejercicio por ejercicio y por tanto no son de aplicación acumulativa. Mientras tanto los miembros del Comité Ejecutivo han resuelto constituir, con los montos devengados del régimen bonificatorio, plazos fijos en el mismo Banco con endoso al Banco a resultas de lo que resuelva la Asamblea. Acto seguido, la señora Presidente pone a consideración de la Asamblea el segundo punto del Orden del Día: II. CONSIDERACIÓN DEL PAGO DE HONORARIOS A LOS DIRECTORES INTEGRANTES DEL COMITÉ EJECUTIVO DE $2.771 MILES EN CONCEPTO DE PARTICIPACIÓN EN LAS GANANCIAS Y DE $17.521 MILES POR APRECIACIÓN DEL VALOR ACCIONARIO, DEVENGADOS DURANTE EL EJERCICIO ECONÓMICO FINALIZADO EL 31/12/04, EL CUAL ARROJÓ QUEBRANTO COMPUTABLE EN LOS TÉRMINOS DE LAS NORMAS DE LA COMISIÓN NACIONAL DE VALORES. Solicita la palabra el señor Guillermo Ernesto MARDARÁS, y expresa que en representación de los accionistas Nros. de orden 1, 2 y 4

correspondientes al BANCO DE LA NACIÓN ARGENTINA FIDUCIARIO DEL FIDEICOMISO DE ASISTENCIA AL FFFIR y al ESTADO NACIONAL - MINISTERIO DE ECONOMÍA mociona y vota por la no aprobación del pago de honorarios a los directores integrantes del Comité ejecutivo por un importe de $2.771 miles en concepto de participación en las ganancias y de $17.521 miles por apreciación del valor accionario, devengados durante el ejercicio económico finalizado el 31/12/04, el cual arrojó quebranto computable en los términos de las normas de la Comisión Nacional de Valores exigiendo por intermedio del Directorio la inmediata devolución al patrimonio social de los fondos pagados por tales conceptos. Ello en atención a: 1°) la falta de intervención del Directorio en el tratamiento de la consideración aprobación y pago de los honorarios sometidos a consideración de esta asamblea decididos en la reunión del Comité Ejecutivo del 03.06.05 pese a la celebración posterior de las reuniones de directorio de fechas 03.06.05, 10.06.05 , 17.06.05 y 27.06.05 2°) la participación de beneficiarios en la votación que decidió la aprobación y pago de los citados honorarios violando lo dispuesto en el Art. 14 inc. d) del Estatuto. 3°) el acuerdo preventivo extrajudicial presentado en sede judicial reconociendo la existencia de dificultades financieras de carácter general circunstancia que refuerza el hecho de que el pago de los mencionados honorarios constituyó una decisión contraria al interés social, ello sin perjuicio de las cuestiones antes señaladas. 4°) El incumplimiento de las previsiones del Art. 261 del ley de Sociedades Comerciales. Adicionalmente, señala que respecto de las retribuciones aprobadas y pagadas a los directores y al personal de nivel gerencial por aplicación del esquema de participación en las ganancias y de apreciación del valor accionario, no se ha brindado información oportuna que permita a los accionistas verificar su adecuación al esquema invocado para su determinación. Y que aún en el supuesto de que las mencionadas retribuciones resulten ajustadas al referido esquema, la aplicación de este último arroja un resultado alejado de criterios remuneratorios razonables. Solicita la palabra el señor Alejandro KOVALINK, y manifiesta que en su carácter de accionista N° 16 MORGAN STANLEY & CO SEGREGATION, mociona para que se considere en este acto y se apruebe el pago de la suma de $ 2.771 miles en concepto de participación en las ganancias o RPG y de $ 17.521 miles en concepto de variación en la apreciación del valor accionario o SAR, a los integrantes del Comité Ejecutivo de Banco Hipotecario S.A. en la forma en que se lo asignen internamente sus beneficiarios, con afectación a resultados del ejercicio en curso y desafectando la previsión constituida en el balance al 31 de Diciembre de 2004 y las reservas constituidas al efecto. Esta moción se funda en que los mencionados beneficios fueron instituidos por la Asamblea General Ordinaria n° 13 del 28 de abril de 1999, siendo renovado el SAR por la Asamblea General Ordinaria n° 47 del 31 de mayo de 2004. La

bonificación por apreciación de la acción se devengó el 16 de Mayo del corriente año, o sea con posterioridad a la celebración de la Asamblea General Ordinaria nº 51 de fecha 28 de abril de 2005, que se celebró de acuerdo al art. 234, incs.1° y 2°, Ley de Sociedades y por tanto la percepción ulterior hubiera correspondido ser tratada en la siguiente asamblea general ordinaria que considere el presente ejercicio contra cuyos resultados se efectúa el pago de las referidas bonificaciones, pero nada impide a que sea la presente asamblea sin esperar a la próxima que trate los resultados del ejercicio 2005 en curso, la que considere la ratificación del pago correspondiente. De los antecedentes leídos por la presidencia, de la información obrante en la Autopista de Información Financiera de la Comisión Nacional de Valores y de la demás documentación puesta a disposición de los accionistas en la sede social conforme al 2do. párr. del art. 71 de la ley 17.811 (texto dec. 677/01), que se ha podido consultar respecto a este único punto de debate del orden del día, surge que en el año 1998 y bajo exclusiva administración estatal, el directorio de la sociedad estableció para su nivel gerencial el régimen de beneficios de participación en las ganancias y el basado en la mayor apreciación del valor accionario, para que, de acuerdo a lo aconsejado por la consultora internacional McKinsey & Co, hubiera coincidencia de intereses entre accionistas y la línea gerencial, previéndose su extensión a los futuros directores ejecutivos, lo que así fue consignado en el prospecto de la Oferta Pública Inicial de las acciones del Banco (IPO). Luego, el mismo directorio de integración total estatal pre-privatización, convocó a la Asamblea General Extraordinaria n° 11 del 15 de marzo de 1999, para reformar los estatutos sociales introduciendo la creación de un Comité Ejecutivo (art. 19) y la extensión de estos beneficios a sus integrantes (art. 14, inc. c). La Asamblea General Ordinaria N° 13 del 28 de abril de 1999 instrumentó la remuneración bonificatoria de manera tal que la misma fuera percibida y distribuida conforme al criterio de sus beneficiarios, dando intervención a la asamblea si se excedieran los topes del art. 261 Ley de Sociedades. Estos beneficios operan entonces en forma automática con la verificación de los parámetros de referencia que los cuantifican, que en este caso ya se encontraban previsionados en el balance anual aprobado por la asamblea del 28 de Abril de 2005. Se recuerda que a partir de fines de 1999 por circunstancias ajenas a la conducción de la entidad, reflejadas a través de movilizaciones en todo el país en las llamadas "carpas negras" de deudores, se tuvieron que hacer previsiones extraordinarias a fin de ajustar engañosos activos incluidos en los balances de privatización y más tarde, sin haberse absorbido las pérdidas así acumuladas, por los efectos de una pesificación asimétrica que sorprendió al banco con endeudamiento externo -única fuente posible de financiación ya que le estaba vedado captar depósitos locales- frente

a activos trasformados a moneda local depreciada, se provocaron nuevas pérdidas, que se reflejaron asimismo en una fuerte desvalorización de la acción. Todos esos años, nosotros, los accionistas, sufrimos esas consecuencias viendo frustradas las expectativas puestas a través de cada participación en la privatización del capital de BHSA. Tales circunstancias se revirtieron en la gestión de 2003 y en 2004, colocando a la entidad en su carácter de líder por la revista especializada Latin Finance y las calificadoras de riesgo, que le dieron al Banco Hipotecario las mejores calificaciones entre los bancos cotizantes. Los accionista se han beneficiado de ello. Y por eso votaron en la Asamblea n° 47 del 31 de mayo de 2004, la renovación por otros cinco años en iguales términos y condiciones del denominado SAR, ya que el RPG no tenía fecha de vencimiento. Se recuerda que en esa asamblea el Estado Nacional que es titular del total de las acciones clases A, B, C y parte importante de la D, se abstuvo invocando desconocimiento del impacto del SAR, información que nunca le faltó por cuanto sus directores lo aprobaron en el año 1998, lo votaron afirmativamente en 1999, participaron en su reglamentación en 2000 y, desde la transformación del ex BHN en BHSA, mantiene permanentemente no menos de cuatro directores, dos de los cuales han sido ratificados por los distintos Ministros de Economía de la Nación desde 1997 a la fecha. Con relación a los parámetros que hacen exigibles estos beneficios cabe considerar con relación al Régimen de Participación de las Ganancias que en el año 2004 hubo una utilidad de $ 300 millones que ajustada por las previsiones para este pago, según nota 46.1 a los estados contables al 30/6/05 publicados en la Autopista de Información financiera, fue de $ 277, lo que arroja un fácil cálculo del 1% dentro de cualquier tope del art. 261 Ley de Sociedades. Cabe considerar que en la Comisión Fiscalizadora han existido opiniones divergentes en punto a la oportunidad de celebración de la asamblea por aplicación del art. 261 de la ley de sociedades. Al pedir la convocatoria de una asamblea no se ha tenido en cuenta que las Normas de la Comisión Nacional de Valores omiten considerar la segunda parte del art. 71 de la ley 19.550, que establece una clara excepción cuando el estatuto ha previsto una retribución basada en un porcentaje sobre los resultados. La norma reglamentaria no se puede aplicar automáticamente al sistema remuneratorio ya aprobado por la Asamblea de la Sociedad. La segunda parte del art. 71 Ley de Sociedades faculta el pago de honorarios relacionados a la ganancia del ejercicio o a la apreciación de la acción que han sido ya autorizadas por la Asamblea, aún cuando no se cubran pérdidas anteriores. En consecuencia las Normas de la CNV en el Capítulo III y el texto del orden del día de convocatoria a la asamblea allí previsto, no se ajustan al art. 71 de la Ley de Sociedades y conducen a un error de apreciación. Por lo tanto, habiendo habido utilidades en los estados contables al 31/12/04

aprobados en la asamblea n° 51 del 28/4/05, corresponde aplicar el régimen de participación a las ganancias asociado a las mismas. En este caso, ninguno de los regímenes bonificatorios ha superado el 25% de esas utilidades. En cuanto al SAR, el mismo se devenga por el promedio de cotización de la acción en los 90 días siguientes a la publicación de los estados contables del ejercicio social que los genera, lo que ocurre por la publicación en el Boletín de la Bolsa de Comercio de Buenos Aires una vez aprobados por el directorio, lo que tuvo lugar el 15 de Febrero próximo pasado. Esos 90 días concluyeron el 16 de mayo, es decir mucho después de efectuada la convocatoria a la asamblea ordinaria anual celebrada el día 28 del mes de abril. La única experiencia anterior para el devengamiento del SAR fue el año pasado y pudo ser considerado por la asamblea, por cuanto la misma se realizó en forma tardía el 31 de Mayo de 2004. Volviendo a la bonificación actual, la misma se ajusta en su cálculo a la evolución del valor de la acción, tal como se ha podido constatar de la verificación de las planillas entregadas por la sociedad a requisitoria de este mocionante. Se ha discutido si los valores resultantes excedieron los topes del art. 261 de la Ley de Sociedades respecto de las utilidades del ejercicio 2004. Así lo entendieron los síndicos y se desprende del sumario iniciado por la CNV que aparece en la página web de la misma en la llamada Autopista de Información Financiera, de lo que además ha dado amplia difusión la prensa. Ahora bien, el balance arroja como ganancia después de impuestos la suma de $ 297 millones, ajustados por la Comisión Fiscalizadora a la suma de $ 277 millones, restando las previsiones para pagos de estos beneficios. El pago bonificatorio efectuado no supera el 25% de esas ganancias y si bien excede en 2,5% el 5% de la ganancia ante la no repartición de dividendos, cabe considerar en nuestro caso que la Sociedad no podía distribuir dividendos por la interdicción acordada en el convenio de reestructuración de deuda. En la Resolución N° 15.119 a que hice referencia la CNV cuestiona los pagos efectuados por sobre el 5% de estas ganancias, toda vez que no se pudo distribuir utilidades por la existencia de pérdidas acumuladas. Ya no estaríamos entonces en la invocación del confuso Capítulo III de las Normas de la CNV, en cuanto a que el ejercicio 2004 "arrojó quebranto computable en los términos de las Normas de la Comisión Nacional de Valores", sino en la aplicación del tope menor que menciona el art. 261 LS. Ahora bien, la razón de la existencia del tope variable para los honorarios de directorio que hace el art. 261 Ley de Sociedades según la distribución de ganancias que el mismo directorio proponga y apruebe luego la asamblea, hace a la coincidencia de intereses entre el directorio y los accionistas: cuanto mayores sean la utilidades distribuidas, mayores serán los porcentuales de honorarios a pagar, hasta alcanzar el 25% de las ganancias cuando estas sean totalmente asignadas a los accionistas. La prohibición de pagar dividendos por

aplicación de la primera parte del art. 71 Ley de Sociedades no tiene similar alcance al de la no distribución que aplica el art. 261 Ley de Sociedades, por cuanto en este último caso se trata de una decisión facultativa de la sociedad y no como consecuencia de una imposición legal. Por tanto no es aplicable el límite del 5%, ya que, de haber sido posible hacer una distribución de utilidades, la misma hubiera sido realizada en forma amplia tal como quedara comprometida y votada en el punto III del Acta de la Asamblea General Ordinaria n° 17 del 13/4/00, cuando después de aprobar la previsión extraordinaria para sanear los balances de privatización, se comprometió a futuro y en forma expresa el pago de la totalidad de los dividendos posibles. De ahí que podamos entender que el límite es el 25%, el que no ha sido superado por los montos sometidos a consideración. Refuerza esta interpretación el hecho de que el régimen bonificatorio se aplica ejercicio por ejercicio. Si en cada caso debieran considerarse los resultados en forma acumulativa, también debería haberse contemplado un mecanismo acumulativo para la remuneración bonificatoria, lo que no sucede en este caso y por eso la remuneración por apreciación del valor de la acción y por participación en las ganancias no se concretó durante varios ejercicios. Por tanto, reitera, mociona y vota por que se trate ya y aprueben los honorarios puestos a consideración, así como lo actuado por el Comité Ejecutivo en ese sentido. Solicita la palabra el señor representante del accionista SIEMBRA AFJP FONDO, identificado con el N° de orden 19, para poner a consideración de los accionistas la inclusión en el quórum al representante del accionista MET AFJP CUENTA FONDO que presentó todos los papeles en tiempo y forma pero omitió la firma en el libro de registro que ya se encuentra cerrado. La señora Presidente somete a consideración la solicitud y no habiendo oposiciones, el accionista identificado con el N° de orden 21 queda incorporado. A continuación, la señora presidente concede la palabra al señor Eduardo ELSZTAIN quien inicia su exposición expresando que celebra el tener una Asamblea tan numerosa, con más del 97 por ciento de asistencia y agrega que -como decía el texto de Cipriano Rodríguez- que dice que si resulta cierto, como indicó algún autor, que en nuestra época la Asamblea constituye una democracia de un día, que, al menos ese día, el sol de la información debida a los accionistas brille en plenitud, sin sombras ni oscuridades evitables. Prosigue diciendo que le pide a los accionistas, que con referencia a aquellos directores que hayan hecho comentarios que, para él, son naturales y la reproducción de lo que sucede en muchas reuniones de Directorio, si estuvieran interesados con más detalles, pueden pedir las grabaciones para ver cómo el Directorio, esto que vive en la Asamblea lo viven en cada reunión de Directorio, con varios exabruptos de este tipo, pero la única manera de poder transmitirlo es que escuchen las grabaciones. Acto seguido, el señor ELSZTAIN en su carácter de Presidente del Comité Ejecutivo, expresa que antes de que

se proceda a la votación, considera necesario analizar los antecedentes vinculados a la gestión del Comité Ejecutivo y de los beneficios que la misma ha reportado a la sociedad, por ello solicita la palabra. Cedida esta el señor ELSZTAIN dice que para analizar debidamente el desempeño del Comité Ejecutivo, cabe recordar el inédito contexto económico y normativo en el cual debió operar, ya que estas circunstancias condicionaron seriamente su margen de actuación y hacen aun más encomiables los exitosos resultados obtenidos. Ya con anterioridad a la crisis del 2001, más específicamente durante el año 2000, el Banco Hipotecario debió registrar una pérdida de $ 535 millones, ajena al accionar del nuevo management que asumió la gestión del BHSA en el año 1999, y previsionar la cartera de préstamos otorgados con antelación a la privatización del banco y otorgados bajo cuestionados estándares crediticios y de riesgo. Como es de público conocimiento, en el año 2001 el país se vio afectado por una grave crisis financiera, acompañada por una creciente inestabilidad jurídica que perjudicó seriamente a la mayoría de las entidades financieras, además de producir toda una serie de consecuencias a nivel social e institucional. No escapará al criterio de nadie la enorme incidencia que factores macroeconómicos de orden exógeno, tales como: la desaparición del financiamiento externo, la suspensión del pago de la deuda pública externa, la devaluación de la moneda, la conversión asimétrica a pesos de los depósitos y de los activos bancarios pactados en dólares u otras monedas extranjeras sujetos a la legislación argentina y la consecuente triplicación de los pasivos, la substitución del coeficiente de estabilización de referencia (CER) por el coeficiente de variación salarial (CVS) como variable de ajuste de los préstamos hipotecarios para la vivienda en dólares convertidos a pesos, la posterior eliminación del ajuste por CVS cuando el bien hipotecado es vivienda única familiar, la reforma de la Ley de Concursos para incorporar ciertos recaudos dirigidos a proteger a los deudores, la suspensión transitoria que fuera extendiéndose sucesivamente de las ejecuciones judiciales de los préstamos con garantía de hipoteca, el establecimiento de tasas máximas de interés para los préstamos hipotecarios y prendarios otorgados en origen en dólares y que fueron convertidos a pesos, las limitaciones emanadas del Banco Central que alcanzan a aquellas entidades que han recibido adelantos y redescuentos de esa Institución, y el proceso inflacionario desencadenado, aumento de las tasas de desempleo y la caída del poder adquisitivo tuvieron sobre la situación patrimonial, económica y financiera y el desenvolvimiento operativo del Banco. Esta situación excepcional, colocó a BHSA en una posición extremadamente crítica, al generar un profundo desequilibrio estructural entre sus activos y pasivos. Los activos en moneda extranjera de BHSA se vieron pesificados, mientras que la mayoría de los pasivos en moneda extranjera continuaron siendo exigibles en su moneda de origen. La

profundización de la crisis y los cambios de regulaciones afectaron adversamente la evolución del negocio y la posición financiera del Banco en forma particular. Se podrá fácilmente concluir el dramático impacto que los hechos expuestos tuvieron en BHSA, dado que es público y notorio como las medidas de emergencia afectaron fuertemente al mercado del crédito hipotecario, producto característico de BHSA. De otro lado, este Comité Ejecutivo ha propugnado infructuosamente en los últimos tres años adquirir un Banco, hecho que consideramos necesario para el crecimiento y fortalecimiento del BHSA, tal como ha sido expuesto en el plan de negocios de esta entidad, aunque no pudo lograrse tal objetivo por razones ajenas a nosotros. En este contexto extremadamente complejo, los integrantes del Comité Ejecutivo, lograron regularizar y sanear la situación de la sociedad en cuanto a liquidez, solvencia, riesgo y rentabilidad, instaurando una dinámica de cumplimiento de compromisos que se mantiene hasta la fecha. Logros de los integrantes del Comité Ejecutivo: En primer lugar, cabe destacar que el ejercicio con cierre al 31 de diciembre de 2004 arrojó resultados positivos. Este resultado fue consecuencia directa del arduo trabajo e incesante dedicación del Comité Ejecutivo, que lograron que el banco registrara durante el ejercicio 2004 una ganancia de nada menos que **300,9 millones** (contando la previsión contable por el pago de las retribuciones al Comité Ejecutivo que se someten a aprobación por esta asamblea, y los de los gerentes del Banco), siendo la ganancia neta de 279,1 millones de pesos) constituyendo además la mayor ganancia en todo el sistema financiero argentino (el Banco que le sigue, reportó ganancias por $ 193 millones) y que resulta superior incluso a la registrada en el ejercicio anterior. En tanto en el año 2003, el BHSA fue el único Banco en el sistema financiero argentino que reportó ganancias, con excepción del Banco Bansud -que tuvo ganancias, pero menores-. La de BHSA ascendió a 255,2 millones de pesos. A su vez, cabe agregar que el resultado de los primeros dos trimestres el ejercicio 2005 también fue excelente, llegando a la suma aproximada de $81 millones a pesar de las dificultades derivadas de las negociaciones por la BNL que representa el 20% de todo el sistema. Este crecimiento sostenido, propiciado e impulsado por el Comité Ejecutivo, cobró mayor impulso a principios del año 2003, cuando se elaboró y desarrolló una estrategia tendiente a recuperar la solvencia de la sociedad y revertir los resultados económicos negativos que BHSA venía afrontando a raíz de la crisis económica. Enfrentado a esta situación, el Banco debió encarar la reestructuración de sus pasivos, logrando la adhesión del 95,2% de los tenedores de bonistas para la propuesta de refinanciación formulada. También fue posible refinanciar la totalidad de la deuda mantenida con entidades bancarias, derivando en una aceptación conjunta (títulos obligaciones negociables y créditos de bancos) del 97%. Este logro condujo a su vez a la posibilidad de armonizar el pago

de los pasivos con el ingreso de flujos proveniente de los activos, siendo BHSA la primera entidad financiera en alcanzar dicho objetivo. Como corolario de ello, BHSA fue la primera entidad financiera en reestructurar su deuda por USD 1.300 millones, proceso que concluyera en el mes de Febrero de 2004, constituyendo en ese momento la mayor reestructuración realizada en la República Argentina. Los resultados positivos de la gestión continuaron produciéndose durante el ejercicio correspondiente al año 2004. Como se refiriera anteriormente, durante dicho ejercicio el banco registró una ganancia neta de 279,1 millones de pesos, superando la ganancia neta registrada en el ejercicio correspondiente al año 2003, la cual ascendió a 255,2 millones de pesos. Debe tenerse en cuenta que estas considerables ganancias se produjeron en un período en el cual BHSA logró asimismo atender correctamente las obligaciones asumidas, precancelando incluso la deuda que asumiera con el Banco Central durante la crisis, momento en el cual la mayoría de las entidades financieras debieron recurrir al financiamiento de dicho ente rector. Cumpliendo con las previsiones formuladas con anterioridad, en Enero de 2004 la sociedad realizó los pagos comprometidos en la reestructuración de la deuda y, en los meses subsiguientes, abonó en tiempo y forma los servicios de amortización e intereses de la misma. En igual sentido, se atendieron los pasivos con el Banco Central a partir de marzo de 2004, de acuerdo con el cronograma aprobado. Respecto de la deuda con el Banco Central, es de destacar que se adelantaron las amortizaciones de la misma, con el consiguiente beneficio para BHSA. Por otra parte, el Comité Ejecutivo promovió la implementación de toda una nueva gama de productos y servicios -sin precedentes en la gestión de BHSA hasta el momento- que también resultaron determinantes para que se registrara la importante utilidad neta que ya ha sido mencionada y se elevara considerablemente el patrimonio neto de la sociedad. Los productos se agruparon básicamente en torno a tres grandes categorías: Productos Activos (préstamos hipotecarios y préstamos personales), Productos Pasivos (plazo fijo minorista, cajas de ahorro y cuentas corrientes) y Otros Servicios (categoría dentro de la que se incluyen productos tan diversos como seguros alternativos, factoring, operaciones bursátiles, tarjetas de crédito y muchos más). Lo expresado fue posible en virtud de la implementación del sistema operativo de primera generación (Cobis) y el recambio tecnológico que se efectivizó en agosto de 2004 y que fue el resultado de un profundo e intenso trabajo que permitió al banco avanzar en su estrategia de diversificación de productos y desarrollo de la banca minorista. A su vez, el Comité también impulsó en el año 2004 el relanzamiento del proceso de colocación de la Cédula Hipotecaria Argentina (CHA), un título que cotiza en la Bolsa de Comercio de Buenos Aires que cuenta con amplio respaldo y ha obtenido aceptación por parte de los inversores, desarrollando así el mercado de capitales local, acorde asimismo a las premisas de las autoridades

nacionales. A la fecha, y luego de un año desde su comienzo, se han colocado ya cuatro series a cinco años por un total de $227 millones, habiéndose recibido ofertas por un total de $ 500 MM. Es de destacar también la importante participación minorista que ha alcanzado un 37% de la colocación. Señala que espera continuar desarrollando este producto a que considera fundamental y aprovecha para decir que se está procurando desarrollar un plan de financiación de viviendas para el cual se espera colaborar con el gobierno nacional. Qué difícil que es volver a colocar títulos a cinco años en pesos y volver a recrear la confianza para volver a tener financiación para prestar en la moneda local y construir en la moneda local. Otro aspecto altamente positivo y vinculado asimismo a la exitosa conducción de la sociedad por el Comité Ejecutivo, consistió en la obtención de las fuentes de financiamiento a través de préstamos del exterior, por montos superiores a US$ 120 millones siendo el primer banco en haber accedido a capitales extranjeros luego de la crisis del año 2001, mereciendo la confianza del Deutsche Bank y el Crédit Suisse First Boston International que le otorgaron préstamos de USD 65 millones y 50 MM respectivamente a una tasa de tan sólo el 6,50%, en un contexto general de crisis e inestabilidad en todos los ámbitos. El mérito es aún mayor considerando que la obtención de dichos créditos se produjo antes de la reestructuración de la deuda soberana, momento en el que el acceso al crédito era aún más dificultoso, habiendo sido las renovaciones con spread más bajos. Como otro hecho sobresaliente durante el ejercicio 2004, se resalta que bajo la conducción del Comité Ejecutivo, BHSA fue uno de los primeros bancos en cancelar anticipadamente la totalidad de su deuda por redescuentos con el Banco Central de la República Argentina y en recomprar su deuda reestructurada por valores superiores a USD 275 millones. Debe considerarse que hubo en el sector financiero más de USD 20.000 millones en redescuentos, y el BHSA -por dimensión y patrimonio- pudo haber sido uno de los principales beneficiarios; y no sólo no lo fue, sino que ha cancelado la totalidad de su deuda con la entidad rectora en forma anticipada. Es de resaltar también la labor realizada en cuanto a reducción de gastos administrativos (que se redujeron en un 60% en términos reales en el período 2001/2005) que representaban a Marzo de 2005 un 1.19% del total de activos, ratio éste que resulta en uno de los mejores del sistema, y ciertamente es el mejor entre los Bancos que están dentro del régimen de oferta pública y cotizan sus títulos. Por otra parte, el trabajo realizado en cuanto a reducción de los préstamos irregulares muestra una mejora continua que se verifica en la reducción del porcentaje de estos préstamos de un 22.2% en el peor momento de la crisis a un 10.5% a Marzo de 2005. En virtud de la exitosa gestión del Comité Ejecutivo, BHSA tiene destacados indicadores de rentabilidad, eficiencia, calidad de cartera y niveles

de previsionamiento y relación de capital y deuda, que lo ubican como Banco líder en solvencia, rentabilidad y liquidez.

COMPARATIVO PRINCIPALES BANCOS

	2003				2004			
	GGAL	BSUD	BBVA	BH	GGAL	BSUD	BBVA	BH
Resultado Neto	(199,0)	190,2	(275,7)	255,2	(108,6)	193,0	(84,7)	279,1
Gastos de Administración[1]	(410,9)	(217,6)	(507,7)	(101,7)	(442,5)	(247,2)	(474,8)	(105,3)
Activos	21.186,6	4.889,2	14 120,8	7 912,1	22.259,6	6 061,9	14.468,8	9.037,1
Patrimonio Neto	1.352,8	1.216,4	1.750,4	1.680,8	1.198,2	1.257,3	1.618,5	1.959,2
Patrimonio Neto Ajustado[2]	692,8	1.134,2	857,2	1.676,8	611,4	1.176,4	817,3	1.902,9
PN / Activos	6.4%	24,9%	12.4%	21,2%	5,4%	20,7%	11,2%	21,7%
Resultado Neto / PN promedio					-8,5%	15,6%	-5,0%	15,3%
Gtos Adm / Activos	1,9%	4,5%	3,6%	1,3%	2,0%	4,1%	3,3%	1,2%
Gtos Adm / PN	29,6%	17,9%	29,0%	6,1%	36,9%	19,7%	29,3%	5,4%
P / B	1,9	1,5	2,3	0,7	2,6	1,8	2,0	0,8
P / B Ajustado[2]	3,6	1,6	4,6	0,7	5,1	1,9	4,0	0,8
Crecimiento de la acción	168%	189%	116%	336%	26%	25%	-17%	29%

Notas:
1) Incluye Honorarios a Directores
2) Patrimonio deduciendo intangibles amortizables (seguros)

En cuanto a los préstamos hipotecarios desde el inicio del año hasta mediados del mes de agosto se han otorgado créditos hipotecarios por una suma de $108 millones demostrando una fuerte recuperación en el producto tradicional del Banco que fuera afectado gravemente por la crisis que hizo eclosión en Diciembre de 2001 y se otorgaron préstamos personales por aproximadamente $71 millones. También se emitieron aproximadamente 45.000 tarjetas de crédito, producto que no emitía el Banco. Nuestro índice de mora para la cartera nueva debe ser el más bajo de todo el mercado siendo de apenas el 1%, y aproximadamente el 10% para la cartera vieja. Seguidamente se verán los cuadros relacionados con estos temas también. Lo exitoso y diligente de la actuación de conducción del BHSA fue reconocido a fines de octubre de 2004, el Superintendente de Entidades Financieras y Cambiarias, en su carácter de órgano estatal de contralor resolvió dar por cumplido el plan de regularización y saneamiento presentado oportunamente por BHSA, el cual involucraba básicamente la reprogramación de plazos y tasas de obligaciones en moneda extranjera, la aceleración de ingresos líquidos provenientes de los activos financieros promoviendo la precancelación de préstamos hipotecarios, la recepción de las compensaciones por parte del Gobierno Nacional para atender los descalces de moneda e impactos al patrimonio y la sustitución de pasivos en dólares por pasivos en pesos, disminuyendo el riesgo de exposición del banco a variaciones del tipo de cambio. En consecuencia, la referida entidad de contralor, habiendo analizado la evolución de BHSA, entendió que esta sociedad había alcanzado en tiempo y forma los objetivos propuestos. Dicha resolución, de carácter objetivo por proceder del órgano de contralor, demuestra claramente

que el Comité Ejecutivo condujo a la sociedad al pleno cumplimiento de sus metas. El reconocimiento oficial de la positiva actuación del Comité se cristalizó en el elevamiento de las calificaciones crediticias de la sociedad efectuados por las calificadoras de riesgo Standard & Poor's y Fitch, contando el BHSA con la calificación más elevada entre los Bancos del sistema financiero nacional. Por otra parte, el éxito de la gestión se evidenció inequívocamente en un factor tan relevante como es el incremento del valor de las acciones de BHSA, el cual aumentó un 359% desde comienzos de 2003 hasta el final del ejercicio 2004, en tanto el patrimonio del banco se incrementó en $ 987 MM desde su valor más bajo de septiembre de 2003. El incremento en el valor de la acción refleja la credibilidad que los operadores del mercado depositan en BHSA y redunda en un beneficio concreto para la sociedad y todos sus accionistas. Otro hecho absolutamente relevante y esencial al considerarse la retribución es que el patrimonio neto de BHSA es de $ 2.014.3 millones (valor similar al de antes de desatarse la crisis de 2001), siendo el Banco líder dentro del sector privado, ubicándose segundo en el ranking general, sólo superado por Banco Nación. De otro lado, BHSA cuenta con activos por $ 9133.9 millones, y sus ganancias durante el ejercicio 2004 fueron de $279.9 millones, aún contando la previsión contable por el pago de las retribuciones al Comité Ejecutivo que se someten a consideración en esta asamblea y las de los gerentes del Banco por apreciación de la acción y participación en las ganancias. Así, los porcentajes de las retribuciones objeto del sumario iniciado por esa Comisión Nacional son reducidas comparadas contra el patrimonio neto (1%), las ganancias del ejercicio 2004 (7,28%) o de los activos administrados (0.22%). Bajo la gestión del Comité Ejecutivo, el precio de la acción pudo recuperarse desde los bajísimos valores a los que se cotizaba a comienzos del año 2003 (apenas $1,86 por acción), y al 30 de Junio de 2003 ($2.3 por acción), lo que resultó un factor absolutamente determinante para que los titulares de las opciones lanzadas por el Estado Nacional en el marco de la privatización y en virtud del Contrato de Opción suscripto entre el Banco de la Nación Argentina (en representación del Estado Nacional como beneficiario), el First National Trust of New York, como fiduciario y BHSA como emisor, fueran ejercidas en su fecha de vencimiento, en el mes de Febrero de 2004. Mal pudieron haberse ejercido si el precio de la acción se hubiese mantenido a tan bajos valores (producto de los daños inflingidos a BHSA como consecuencia de las normas de emergencia). Así, en el mes de febrero de 2004 el Estado Nacional transfirió a inversores privados 17 millones de acciones de BHSA, conforme la ley de privatización y sus estatutos, recibiendo por éstas la importantísima suma de $ 125 millones. Dicha transacción importó, además, la venta de acciones de oferta pública más significativa de todo el año 2004 en la República Argentina. Prueba de la exitosa

gestión del Comité Ejecutivo, el BHSA fue premiado como "Mejor Banco de Argentina 2004" por la prestigiosa revista especializada internacional "Latin Finance" en su ranking anual publicado en la edición de diciembre del año 2004. Conclusión: Todos estos logros, consolidados durante la gestión del Comité Ejecutivo apuntan a directores comprometidos profundamente con los intereses de la sociedad y de la totalidad de los accionistas, absolutamente asociadas al interés social. De lo expuesto surge que la actuación de los integrantes del Comité Ejecutivo involucró un trabajo serio, sostenido, esforzado y exhaustivo en pro del interés de la sociedad, que se tradujo en resultados concretos y tangibles, reconocidos por los inversores, los acreedores y proveedores de financiamiento, los especialistas en el área, las agencias calificadoras de riesgo y el propio Estado, a través del órgano encargado del contralor de la sociedad. Esta gestión permitió que el BHSA pudiera emerger exitosamente de la más grave crisis y restituyó a BHSA, e incluso superó con creces, su posición tradicional en el mercado financiero, dotándolo de la credibilidad y solvencia necesarias para desarrollar su giro con normalidad y fluidez. No es exagerado sostener que estos directores ejecutivos recuperaron una entidad financiera a punto de colapsar por la crisis generalizada padecida por el país, convirtiendo a BHSA en un banco líder, pujante, en permanente crecimiento y merecedor de una credibilidad internacional nunca antes alcanzada. Esta labor tenaz, eficiente y comprometida, signada por resultados visibles y objetivos, justifica un reconocimiento económico acorde a la entidad de la misma y, concretamente, a "las responsabilidades, tiempo dedicado a sus funciones, competencias, idoneidad y valores de los servicios en el mercado", para hacer uso de los criterios propugnados por la Comisión Nacional de Valores. Cabe agregar que los montos en concepto de honorarios sometidos a aprobación surgen de una formula matemática establecida por el régimen de distribución aprobado por la Asamblea de abril de 1999 y renovado por asamblea de Mayo de 2004 y que está receptado en el Art. 14 inc. C) del Estatuto del Banco y que la situaciones de crisis descriptas anteriormente impidieron que se premiaran en ejercicios anteriores desde el año 1999 a los directores ejecutivos y gerentes por la apreciación de la acción. Cualquier resolución que se adopte deberá tener presente que los integrantes del Comité Ejecutivo, trabajando en un contexto profundamente crítico, lograron obtener para BHSA un reposicionamiento en plaza y una serie de beneficios concretos importantes, alcanzando una posición que le permite esperar un futuro auspicioso. Evidentemente este esfuerzo no puede sino ser retribuido en forma acorde con los beneficios que el mismo ha reportado a BHSA y a todos sus accionistas. Agradece el apoyo brindado hasta el presente, y auspicia poder seguir haciendo crecer y desarrollar al Banco con la colaboración de todos los accionistas. Seguidamente la señora

presidente pasa a explicar los resultados y comparaciones con otros bancos que se muestran a los accionistas en las transparencias. Señala que no sólo los indicadores financieros han evolucionado muy bien sino que también los indicadores operativos. En cuanto a la calidad de la cartera los préstamos irregulares indica que en el peor momento fueron del 22% y que al momento de la privatización eran del 15%, son en este momento del 10.2% y se encuentran en el nivel máximo de porcentaje con relación a cobrado sobre emitido. Hace referencia al crecimiento sostenido de toda la operatoria comercial y la importante evolución de los préstamos hipotecarios y personales. Destaca que el objetivo anual que fuera planteado y aprobado en directorio con respecto a los préstamos personales fue cumplido en el mes de junio y con relación a los préstamos hipotecarios, en el mes de agosto se había alcanzado dos terceras partes del presupuesto. El mismo crecimiento se detecta en pólizas de seguros, plazos fijos y tarjetas de crédito. Con relación a las cédulas hipotecarias, destaca que las 4 series lanzadas por BHSA fueron sobresuscriptas en un promedio de 2.4%. Los volúmenes operados demuestran como este producto se ha constituido en un novedoso instrumento de ahorro para la sociedad argentina. Toma la palabra el señor MACCHI, quien expresa que tras escuchar atentamente la exposición del señor ELSZTAIN, quiere resaltar que en primer lugar, el señor ELSZTAIN habló de exabruptos y se pregunta si no es mayor exabrupto que los comentarios vertidos por los directores, el hecho de cobrar 30 millones de pesos en la situación que se ha descripto. Agrega, también que durante todo el discurso no ha escuchado nombrar la palabra directorio, porque se refirió permanentemente al Comité Ejecutivo. Por tal motivo, indica, que ya desde las reuniones ha planteado varias veces si la función del directorio es la de ser un concejo consultivo ya que todos los temas son tratados por el Comité Ejecutivo. Continúa diciendo que desde hace un tiempo está dando una dura batalla en el sentido de que los temas que lleva el Comité ejecutivo al Directorio pretendidamente para información del Directorio, personalmente sostiene que son temas para consideración del Directorio. Como evidentemente no pudo sostenerse esta posición sobre lo que es para información o para consideración del directorio cuando fue el tema de los honorarios, directamente el tema no se llevó al Directorio. Todos los méritos son del Comité Ejecutivo y lo único que le faltó decir al señor presidente del comité ejecutivo fue que la culpa de los bienes es del Comité Ejecutivo y la culpa de todos los males es del Directorio. Expresa que, como director, se siente de alguna manera afectado, y que piensa todo lo contrario. Que el problema de este Banco es el Comité Ejecutivo, el funcionamiento autoritario, absoluto, poco transparente, que tiene el Comité Ejecutivo. Que si funcionara como funciona en cualquier empresa en marcha, tendría que ser absolutamente participativo, traer los temas al Directorio, consensuarlos en Directorio y a partir de ahí la

empresa empieza a funcionar. El señor MACCHI prosigue invitando a los accionistas a que imaginen a este Banco, donde está manejado por un Comité Ejecutivo que se votó a sí mismo nada más y nada menos que un honorario de $30 millones, sin participación del directorio y pregunta si el Directorio debe ser escuchado, si debe ser participado, si se deben llevarse las cuestiones al seno del Directorio. Explica que como abogado, y habiendo estudiado derecho comercial y derecho societario, sabe que el Directorio es el que conduce los negocios ordinarios de una sociedad, el comité ejecutivo está para resolver los temas cotidianos, siempre que consulte al directorio y mucho más en un Banco que carece prácticamente de Gerente General, porque está reunido en una sola persona los roles de presidente y gerente general. Esto ha sido observado por el BANCO CENTRAL de la REPUBLICA ARGENTINA que directamente no aprobó el nombramiento del gerente general en la misma persona que el presidente. Continúa preguntando si entre los accionistas presentes se encuentra algún bonista, alguien a quien se le haya reestructurado la deuda, para oírlo conocer su opinión respecto del pago de estos honorarios, cuando al mismo le cercenaron una parte muy importante de la plata que le había prestado al banco. Solicita la palabra el señor DEL PIERO, quien destaca que coincide con las opiniones vertidas por el señor MACCHI en lo referente al funcionamiento de la administración del BHSA. Quiere recordar que el Comité Ejecutivo es una creación de esta propia asamblea. No está previsto en el decreto 924 que reglamentó la ley de creación de BHSA ni en el anexo del Estatuto que acompañó al decreto 924 y que debiera ser la Carta Orgánica que rigiera al Banco. Señala que quiere puntualizar el tema porque coincide con las consideraciones del señor MACCHI y llama a la reflexión de los señores accionistas, ya que esto que hoy se convierte en un serio problema de funcionamiento de la Entidad, pueda ser revisto, considerado y recuperado en su plenitud, la capacidad de órgano de administración que el directorio debe tener. Toma la palabra el señor director por la clase "D", Ernesto VIÑES quien expresa que el Comité Ejecutivo es un órgano que está previsto dentro de la Ley de Sociedades, que la asamblea extraordinaria lo receptó e incorporó dentro de su manejo y ha funcionado de acuerdo a lo que marcan los Estatutos sin alejarse un ápice de ello y la lectura de las actas del Comité Ejecutivo reflejan todas los actos de gestión que se han asumido o se han adoptado a partir del mismo. Continúa diciendo que las reuniones de este Comité a veces son mucho más coherentes que las reuniones de directorio en las cuales las discusiones son largas y no se llegan a conclusiones positivas. Toma la palabra el señor FORNERO y expresa que el señor VIÑES tiene razón en sus conceptos, irremediablemente, respecto a la legalidad de la existencia del Comité Ejecutivo. La legitimación de la existencia del Comité ejecutivo es hacer ver al accionista, a la opinión pública y a la sensatez general que el comité ejecutivo está integrado

exclusivamente por integrantes del grupo gerenciador que no llegan a tener el 25% de la acciones de este Banco. Por tanto se pregunta, si la legitimidad del funcionamiento de un Comité Ejecutivo responde a otra cosa que no sea al resumen del Directorio. Considera que no es así, sino que el Comité Ejecutivo debería ser el resumen del Directorio. Pero entre alguna de las cosas anómalas que tiene la batería jurídica que reviste la ley de privatización del Banco Hipotecario y del funcionamiento actual de la sociedad anónima, existe este disparate en el cual un grupo que posee menos del 25% del capital accionario de la empresa tiene el 100% de la decisión del Comité Ejecutivo. Expresa que no se pronuncia sobre si es para repartirse plata, para hacer el bien como dijo el señor ELSZTAIN que siente que está haciendo el bien, sino que dice que el sistema legal está ilegitimado por la sensatez que debe indicar que un comité ejecutivo debe de responder a la totalidad de la expresión accionaria de una sociedad anónima y no a su mínima parte porque entonces acudiría a la apreciación del señor MACCHI, ¿cuál es la función del Directorio? Entre otras cosas, por ejemplo, el poder de policía que tiene que tener para controlar lo que hace el Comité Ejecutivo, que entre otras cosas, en una oportunidad le quiso vender al Banco Hipotecario USD 50 millones de una cartera hipotecaria que un día se descubrió por investigación, que era de IRSA. El señor presidente de HOFISA, tenía su lugar de residencia en Bolívar 105 y los directores del Banco Hipotecario se enteraron de que el Comité Ejecutivo había logrado traer un estupendo negocio que era comprar la cartera hipotecaria de HOFISA en USD 50 millones, por el 90% de su valor; cartera hipotecaria que el propio presidente ROJO, dos años antes la había rebotado. Y ellos debieron descubrir encubierta como si fuera una cartera hipotecaria sensacional. El directorio del Banco, rechazó y logró que se vote en contra de la compra de la cartera HOFISA, encubierta del señor Eduardo ELSZTAIN. Entonces, reitera, tiene razón el señor VIÑES pero también tiene razón el señor MACCHI. El comité ejecutivo tiene que obrar ad referéndum de lo que decide el directorio que es el órgano máximo, después de los accionistas, en las tareas diarias que hay en el BHSA y por sobre todas las cosas, el comité ejecutivo debe ser la expresión de todos los accionistas. Pregunta a los señores accionistas si alguno está representado en el Comité Ejecutivo, y contesta que nadie. Ni los que votan a favor ni los que votan en contra. Señala que el Comité ejecutivo es desde el amigo ELSZTAIN hacia allá. Continúa su exposición diciendo que el señor ELSZTAIN decide cosas buenas, pero piensa que el repartirse $30 millones no amerita nada de lo que anteriormente leyó, porque están en el status quo de la Argentina, y el 31 de diciembre de 2001 había muertos en la Avenida de Mayo y acá se estaba especulando con un reparto de plata de $2 millones. Entonces les interesaba el apetito del bolsillo, no del interés general, no sólo del BHSA que tiene mayoría accionaria del

Estado, sino a la sensatez popular. Se pregunta, ¿qué diría el que en ese momento estaba en medio del "big bang"? diría "mirá que jolgorio, en el Banco Hipotecario se están repartiendo dos millones" Continúa diciendo que gracias a Dios, el Directorio también impugnó y lo denunció, aún con un Ministerio de Economía acólito a leyes que permiten cazar elefantes adentro de un zoológico. Eso debe estar en la mente del que hoy levanta la mano. Pregunta a los accionistas, qué Banco Hipotecario se quiere y recuerda que el Banco tiene 119 años de historia y esta gente está desde hace seis o siete años, por imperio de una ley que hoy debe ser revisada. Porque de la misma forma que se han revisado las leyes que han hecho impune a los criminales, hay que revisar las leyes que hacen impunes a los que cometen excesos y esta gente, por imperio de esa ley, y dentro del marco de la legalidad, comete la ilegitimidad de cometer excesos. Y eso es lo que hay que descubrir. Hoy, aquí, hay que tratar eso. Expresa que no le importa cuánto vale hoy la acción del Banco sino que le interesa más saber cuánto vale hoy el futuro del Banco. Es probable que las acciones coticen mañana a un precio, a otro o a otro de acuerdo a lo que los amigos periodistas informen sobre lo que pasó en la asamblea, pero a él le interesa el futuro del Banco. Expresa que tiene 35 años acá adentro, ha sobrevivido 17 presidentes y sobrevivirá también a la ilegitimidad de un manejo que prioriza el apetito del bolsillo al interés general del Banco. Toma la palabra la señora presidente y manifiesta que habiéndose presentado dos mociones, claramente fundamentadas se someterán ambas a consideración e invita a los accionistas a votar la "Moción N° 1" correspondiente a la expresada por los accionistas nros. de orden 1, 2 y 4. Finalizada la votación correspondiente, la señora presidente informa que la misma ha obtenido 125.896.937 votos a favor, representativos del 49.05% de los votos emitidos. Acto seguido, la señora Presidente somete a votación la "Moción N° 2", presentada oportunamente por el accionista nro. de orden 16. Producida la votación, la moción obtiene 130.760.358 votos a favor, representativos del 50.95% de los votos emitidos, quedando por ende, aprobada la segunda moción. Los siguientes accionistas cuyos Números de Orden se indican a continuación, votaron a favor de la primer moción: 1 (BANCO DE LA NACION ARGENTINA FIDUCIARIO DEL FIDEICOMISO DE AS. AL FFFIR); 2 (ESTADO NACIONAL - MINISTERIO DE ECONOMÍA); 3 (BANCO DE LA NACION ARGENTINA FIDUCIARIO DEL FIDEICOMISO DEL P.P.P.); 4 (BANCO DE LA NACION ARGENTINA FIDUCIARIO DEL FIDEICOMISO DE AS. AL FFFIR); 6 (THE BANK OF NEW YORK ADRS); 13 (CONSOLIDAR FONDO); 15 (MAXIMA S.A. AFJP FONDO DE JUB. Y PENSIONES); 18 (NACION AFJP CTA. FDO. TIT. NEGOCIABLE); 19 (SIEMBRA AFJP S.A. FONDO CDV NEGOCIABLE); 20 (ORIGENES AFJP S.A. FONDO NEGOCIABLE); 21 (MET AFJP CTA FONDO TIT. NEG.); 41 (NACION AFJP CTA ENCAJE TIT. NEGOCIABLE); 58 (GERARDO ANIBAL ODDERA) y 59 (MARIO FERNANDO MAHLE). Los accionistas cuyos Números de Orden se detallan a continuación

votaron a favor de la segunda moción: 5 (THE BANK OF NEW YORK ADRS 30.448.440 votos); 7 (IFIS LIMITED); 8 (IRSA INVERSIONES Y REPRESENTAC. S.A.); 9 (RITELCO S.A.); 10 (JPMORGAN CHASE BANK); 11 (DOLPHIN FUND PLC); 12 (BUENOS AIRES TRADE & FINANCE CENTER); 14 (INVERSIONES FINANCIERAS DEL SUR S.A.); 16 (MS X CO SEGREGATION); 17 (DOLPHIN FUND PLC); 22 (THE BANK OF NEW YORK ADRS); 24 (INVERSIONES FINANCIERAS DEL SUR S.A.); 25 (THE BANK OF NEW YORK ADRS); 26 (INVERSIONES FINANCIERAS DEL SUR S.A.); 28 (INVERSIONES FINANCIERAS DEL SUR S.A.); 29 (INVERSIONES FINANCIERAS DEL SUR S.A.); 30 (INVERSIONES FINANCIERAS DEL SUR S.A.); 31 (INVERSIONES FINANCIERAS DEL SUR S.A.); 32 (INVERSIONES FINANCIERAS DEL SUR S.A.); 33 (INVERSIONES FINANCIERAS DEL SUR S.A.); 34 (ISRAEL SUTTON DABBAH Y/O DAVID SUTTON DABBAH Y/O SALOMON SUTTON DABBAH); 35 (INVERSIONES FINANCIERAS DEL SUR S.A.); 37 (ALEJANDRO ELSZTAIN); 39 (ISRAEL SUTTON DABBAH Y/O DAVID SUTTON DABBAH Y/O SALOMON SUTTON DABBAH); 40 (TOPPELBERG OSCAR DANIEL); 42 (PERELMAN ABRAHAM); 44 (INVERSIONES FINANCIERAS DEL SUR S.A.); 45 (BARILKA OSCAR MARCOS); 46 (ROJZEN DANIEL ISAIAS); 47 (INVERSIONES FINANCIERAS DEL SUR S.A.); 48 (CADOCHE CARLOS ARON); 49 (SILBERSTEIN MARIO); 50 (OBERBERG JAVIER MAXIMILIANO) y 52 (NATALIA ZANG). Se deja constancia de la abstención de los accionistas Números de Orden: 5 (THE BANK OF NEW YORK ADRS por 22.141.560 votos), 51 (ZANG SAUL Y/O SLIAPNIC GILDA MONICA), 54 (LIFSIC CLARISA Y/O ESTOL CONRADO JOSE), 55 (BOERR MARTIN) y 60 (BCO GAL. SOC. DEP. FCI FIMA ACCS) tenedores en conjunto de 22.144.035 votos. No habiendo más asuntos que tratar, se da por concluida la presente Asamblea, siendo las quince horas.------------------------

e/l: "E", vale

ENGLISH TRANSLATION OF EXHIBIT 15

<u>MINUTES OF GENERAL ORDINARY SHAREHOLDERS' MEETING No. 56</u>. In the City of Buenos Aires, on August 31, 2005, at 12:22 noon, a General Ordinary Shareholders' Meeting is held at the registered office located at Reconquista 151, City of Buenos Aires, by the shareholders of "BANCO HIPOTECARIO S.A." registered on pages 23 through 27 of the Share Deposit Book and Record of Shareholders' Meeting Attendance No. 3 of the Company, in order to deal with the items of the Agenda detailed in Board Minutes No. 171 dated July 25, 2005, published in the Official Gazette and "La Prensa" newspaper from the first to the fifth day of the current month. At first call 39 shareholders attend by proxy and 12 shareholders attend in person, holding in the aggregate 146,174,266 common, book-entry Class "A", "B", "C" and "D" shares, representing 97.45% of the outstanding capital stock and entitled to 276,817,868 votes. The meeting is presided by Mrs. Clarisa Diana LIFSIC de ESTOL, in her capacity as President of the Company. The meeting is attended by Directors Eduardo ELSZTAIN, Julio A. MACCHI, Carlos B. PÍSULA, Federico L. BENSADÓN, Pedro DEL PIERO, Julio DREIZZEN, Jorge GROUMAN, Gabriel A. REZNIK, Pablo D. VERGARA DEL CARRIL, Ernesto M. VIÑES and Saúl ZANG. The Syndics Néstor Luis FUKS, Nicolás DILERNIA, José Daniel ABELOVICH, Ricardo FLAMMINI and Marcelo Héctor FUXMAN are also present. Mr. Ariel SCHMUTZ also attends the meeting on behalf of the Buenos Aires Stock Exchange. Susana D'ORAZIO CEBEY, María PARODI and Carlos Ángel BERTANI attend on behalf of the Argentine Securities Commission. Thereafter, upon quorum being verified and upon no objections having been raised in respect of the meeting, the President declares the Shareholders' Meeting open and submits to the consideration of the Shareholders the Agenda items, and in compliance with the request made through the resolution of the Argentine Securities Commission dated August 24, 2005, the General Secretary shall read the background documents relevant to the call to hold a shareholders' meeting. Thereafter, the texts transcribed below are read. <u>TEXT PUBLISHED FROM AUGUST 1 TO AUGUST 5 OF THE CURRENT YEAR IN THE OFFICIAL GAZETTE AND LA PRENSA NEWSPAPER. BANCO HIPOTECARIO S.A</u> *Notice: Notice is given to the shareholders of Banco Hipotecario S.A. of the General Ordinary Shareholders' Meeting*

to be held on August 31, 2005, at first call at 11:00 a.m., and at second call at 12:00 noon, at the Bank's registered office located at Reconquista 151, piso 7°, City of Buenos Aires, to deal with the following Agenda: (i) Appointment of two shareholders to approve and sign the minutes; (ii) Consideration of fees payable to the Directors who are members of the Executive Committee for Ps. 2,771 thousand as profit sharing and Ps. 17,521 thousand as stock appreciation, accrued during the fiscal year ended December 31, 2004, which reflected a computable deficit under the terms of the Regulations of the Argentine Securities Commission. The Board of Directors. Note: The Shareholders are advised that the Company's Book-Entry Stock Register is kept by Caja de Valores S.A., domiciled at 25 de Mayo 362, P.B., City of Buenos Aires; therefore, in order to attend the Shareholders' Meeting they shall obtain a certificate evidencing the book-entry account held by them issued to such effect by the referred Caja de Valores S.A.. In the case of shares deposited in customer accounts, the holders of those shares shall request the issuance of such certificate from the relevant depositor. Once the certificate has been obtained it shall be deposited at the registered office, Reconquista 151, 5° piso, City of Buenos Aires, on or before August 25, 2005, from 10:00 a.m. to 12:30 p.m. and from 3:00 p.m. to 5:30 p.m. The Company shall deliver to the Shareholders the receipts required for admission to the Shareholders' Meeting. INTERNAL OPINION OF THE ARGENTINE SECURITIES COMMISSION DATED AUGUST 16, 2005. *To the board of directors: I. Dr. Bertani points out a matter of concern related to the contents of the notice calling the Shareholders' Meeting of Banco Hipotecario SA to be held on 08.31.05, with particular focus on the special circumstances that determined the call, in view of the background thereto. To such end, he states that by reading the Minutes of the Board Meeting of Banco Hipocario SA No. 171 dated 07/25/05 and the notice to the General Ordinary Shareholders' Meeting dated 08/31/05 published in the CNV's web page it may be seen that such meeting has been called at the request of the Supervisory Committee…" Taking into account the background to the call, he deems it suitable to state therein "the reasons why the Supervisory Committee has asked*

to call a Shareholders' Meeting". II. In turn, Dra. Parodi states that "taking into account the supervisory body's role in calling this new ordinary shareholders' meeting and the reference made to a board minutes dated 07.21.05 a copy of the supervisory committee minutes and board minutes should be requested; therefore, such instruments should be uploaded, pursuant to the rules in force, to the Financial Data Highway for the shareholders and third parties to have knowledge thereof". III. The insufficient nature of the information having been recognized, in that the call results from a special request made by the Supervisory Committee, it seems clear that the recipients of the call do not have complete data, in the light of the information uploaded to the CNV's web page by the issuer (id. pages 3,4), which results in a potential prejudice to its users, that should be cured in order to overcome disclosure asymmetries and potential future questionings, through an unassailable announcement that ensures an adequate prior knowledge, which is not warranted through the current statement. The "TRANSCRIPTION OF THE RELEVANT PART OF BOARD MINUTES NO. 171 OF BANCO HIPOTECARIO S.A." (www.cnv.gov.ar), as stated above, just mentions that the call is made at the request of the Supervisory Committee, without mentioning the reasons that triggered such request by the supervisory body. It should be put on record that the exercise by the syndics of the powers contemplated in Section 294, paragraph 8 of the Business Companies Law ("the Syndic has the power and duty to include in the agenda of any shareholders' meeting any such items as deemed proper"), is not an ordinary practice in the trade. IV. From the standpoint of an ordinary shareholder able to enforce its shareholder rights, it should be taken into account, from a general to a specific viewpoint, that: a) In accordance with the general laws the validity of its acts requires a performance that is characterized by the presence of intent, understood as "the purpose of will in the performance of each of the conscious acts" (LLAMBIAS; "Annotated Civil Code", comment on Section 897, T. II-B, ed. 1979); pursuant to LOPEZ OLACIREGUI, an act is intentional when "the agent has wanted or performed it with precise conscience of its sense and authentic foresight of its consequences". In the same

work, as an authoritative opinion he cites AGUIAR, for whom intention is the power to know (discernment), stimulated by the desire of its consummation, consciously and voluntarily oriented to the act, after having gone through deliberation". If it is admitted, in agreement with SANCHEZ CALERO, that the gathering by the shareholders in a shareholders' meeting is aimed at deliberating, from a conceptual standpoint it should be admitted (D.R.A.E. 19". ed.) that doing so implies "attentively and carefully considering the pros and cons of our decisions before adopting them, and the reasonableness or unreasonableness of the votes we are asked, before issuing them"; the point is that it is necessary to have a great deal of prior knowledge before deciding. Unawareness or lack of knowledge could affect intention. b) Focused on corporate law, it cannot be neglected that the governance body of the corporation is material for the entity's regular operation and exercises powers that are not susceptible of delegation; its will "does not arise from a simple majority, but from a previous valid corporate deliberation" (NISSEN; "Business Companies Law", T. 3, comment on Section 233), to be valid, its resolutions require the observance of certain standards concerning notice and publicity. The shareholders must take part in shareholders' meetings "with full knowledge of the causes" (id. T, 4, comment on Section 246). According to GAY do MONTELLA (cited by SASSOT BETES -SASOT; 'Corporations - Shareholders' Meetings"; p. 135, ad. 1.978) the main purpose of the meeting's agenda is to "allow the shareholders to be able to prepare themselves for the discussion and deliberation of the issues submitted to their decision". The same authors (ob. cit,. P- 134) recall that for VIVANTE "the meeting's agenda has a positive function: it must report to the shareholders the matters on which they shall deliberate so as to take part in the meeting providing sound advice..." and for FISHER "a shareholder cannot attend a general shareholders' meeting without any previous preparation of the agreements that are to be voted thereat; this matter is particularly taken into account by the legislator in requiring that previous notice be given of the issues submitted to discussion". The point is that (VERON; "Business Companies" T. 2. comment on Section 237)

"shareholders must have knowledge of the purpose of the meeting in order to learn in advance and obtain documents regarding the attitude to be adopted; since the attendants' and absent parties' good faith is thus defended, by disclosing the life of corporations, which in our view, is applicable to public companies...". It is pointed out that the shareholder's veto has a monetary content (GALGANO; "Commercial Law, v. H, p. 346, ed. 1999) and that "the shareholders' meeting method acts as an instrument of protecting minorities, as it allows minorities to be informed of the subject matter of decisions, to participate in a discussion that precedes voting, and in the course of which it is possible to defend the minorities' own point of view against that of the majorities'. This is in agreement with the teachings of MANTILLA MOLINA in connection with the shareholders' right to attend the meeting with sufficient information in their possession. The particular nature of the subject matter of the meeting to be submitted to the shareholders - susceptible of giving rise to a conflict of interests- reinforces the need for the shareholders to have adequate information for such purpose. According to PAOLANTONIO ("Directors' compensation and economic analysis of the Law; Reflections regarding the case of Public Corporations", at the Private and Community Law Journal, issue No. 21), "in the case of a decision involving a delegation, the potential conflict of interests between the agent and the principal is evident, as the managers' maximization of profits might be made at the expense of the shareholders or the company". This renowned author, through an interesting doctrinarian annotation, illustrates, inter alia, that there may be a conflict of interests concerning positions, in which the managers' interests are not fully aligned with the maximization of the benefits. The work points out "that the most conflicting issue in the interpretation of the statute lies in determining the potential cases in which it would be unlawful to exceed the percentage limits of Section 261 of the BCL, by assigning, for example, fees to the board of directors even when the company's economic results are negative". Under the scope of corporate law "supervision is a necessary function for purposes of protecting the shareholders' interests" (ROSETTI, at "Theoretical-

practical Treatise" of Private Law and Economic Law " by Carlos M. NEGRI et al. p. 346, ed. 2000); therefore, they must be sufficiently informed of the resolutions adopted in such regard by the supervisory body, without any omissions or references that have no development. c) Specifically in the field of financial market law, FERNANDEZ, Legal protection of Investor Shareholders" p. 39, ed. 2000) warns that "...the most distinctive aspect of the companies that raise public funds and mainly of listed companies, is the increase in the disclosure obligations imposed on them, not only in the interest of its shareholders but above all "to achieve a better protection of the public investors who are interested in them". In consistence with the present considerations, the affirmation made by that same author (p.392) in the sense that "hardly can shareholders give an opinion in one sense or another if they have not been supplied with some minimum information and in reasonable advance to allow them to require technical advice, if applicable" may be given a universal sense. This modern law, that has great influence from Public Law (ZUNZUNEGUI), requires "the directors, managers and supervisors of the issuers, the latter within their fields of authority", in an imperative and specific manner ("in particular") a: "To act with the diligence of a good businessman in the preparation and disclosure of the information that is provided to the market" (Section 8(a)(V), Public Offering Transparency System, approved by Decree No. 677/01). According to the Spanish dictionary, diligence implies care, "doing something well". Financial consumers (recitals of Decree 677/01), are warranted, with supralegal hierarchy, 'adequate and true information" (National Constitution: 42) in protection of their "economic interests". Therefore, "truthful, detailed, effective and sufficient information must be provided in a true and objective manner. 4, Law 24,240). V.- a) Albeit acknowledging the insufficiency noticed by the authors of the preliminary opinion, having in mind the background and context referred to by them, such as the mere reference to the request made by the Supervisory Committee, with a remedial purpose, in order to prevent future claims, objections and complaints, it is understood that: It is necessary to duly ensure a notice calling to the meeting

under the terms mentioned above, that illustrates the cause and reasons of the call so made, for its addressees to have the actual possibility of deciding whether they attend or not, whether they need advice or not, if they deem it convenient to share criteria with other shareholders or not, etc., having prior full knowledge of the causes, in all broadcast media that should be used to make the call known. b) It is made known to the board of directors of the issuer company that, as a result of the examination and review made by the CNV (Section 44, exhibit to Decree 677/01), the terms of the notice calling to the meeting are not admissible from an operating standpoint, with notice given to such supervisory committee. If it is true, as some author says, that in our time a shareholders' meeting is a one-day democracy, at least on such day the sun of the information owed to the shareholders should glisten, without any avoidable shadows or obscurities. c) Once again, we are dealing with a public company; therefore, the duty of providing complete information is greater. d) For the above mentioned purposes, a notice shall be given to the company's management and supervisory bodies for them to comply with the required disclosure within a term of five days. Cipriano Rodríguez, Head, Issuers' Department. RESOLUTION OF THE ARGENTINE SECURITIES COMMISSION - BOARD OF DIRECTORS - SERVICE OF NOTICE - DATED AUGUST 17, 2005. *To the Issuers' Department: HAVING REVIEWED the decision adopted by the Board of Directors of BANCO HIPOTECARIO S.A. dated July 25, 2005 of calling a shareholders' meeting to be held on August 31, 2005, in order to deal with the payment of fees to the Directors members of the Executive Committee, accrued during the fiscal year ended December 31, 2004, which reflected a computable deficit under the terms of the Regulations of the Argentine Securities Commission, from which it arises that it was convened upon request made by the Supervisory Committee; and the opinion issued by the Issuers' Department in the sense that the reasons why the supervisory body asked to call the meeting were not informed; the board of directors, at its meeting held on even date, RESOLVED: Implement the course of actions proposed by the Issuers' Department in Item V, at page 8, in the sense that notice should be given to the management and*

supervisory bodies of BANCO HIPOTECARIO S.A., for them to comply with the disclosure act required by such Department within a term of five days, in the sense that they shall illustrate on the cause and reasons for calling the meeting in all broadcast media that should be used to make known the notice of call, as the terms of the notice made are not admissible from an operational standpoint. Let this act be remitted to such Department, to its effects. ANSWER TO THE SERVICE OF NOTICE BY THE ARGENTINE SECURITIES COMMISSION DATED AUGUST 19, 2005. *Ladies and gentlemen: I, Clarisa LIFSIC de ESTOL, in my capacity as board chairman of Banco Hipotecario S.A., my capacity having been already evidenced before the Argentine Securities Commission, domiciled at Reconquista 151, 7th floor, City of Buenos Aires, hereby make an appearance and respectfully state as follows: I. PURPOSE 1.1. I hereby appear, in due time and manner, to answer the notice served by the Issuers' Department of the Argentine Securities Commission ("CNV") which makes reference to the insufficiency of the terms of the notice calling to the shareholders' meeting of BHSA to be held on August 31, 2005 based on the fact that the agenda of the notice of call fails to disclose "the cause and reasons for the call" to the meeting. 1.2. This answer is filed in due course, given the fact that the CNV's board resolution that ordered the service of notice was notified on August 18, 2005 and granted a term of 5 business days to answer it. II ANSWER TO SERVICE OF NOTICE 2.1. I hereby reject the objection made in connection with the insufficiency of the terms of the notice and that "they are not admissible from an operating standpoint" -as contended by the CNV in the resolution so notified- because the call was made in due form, through adequate means and in full compliance with the applicable laws, without impairing in any way the shareholders' right to information. 2.2. The notice of call is in compliance with the requirements set forth in the Business Companies Law. Section 237 of this law requires that reference be made to "the nature of the meeting, date, time, place of meeting, agenda and special requirements set forth in the bylaws for the shareholders' attendance", all of which data is stated in the notice published. The rule does not impose the obligation to publish the reasons for*

calling the meeting; which is logical because, as in our case, the extent of such reasons might exceed all possibilities of publishing them through the means indicated in the rule. 2.3. In addition, it should be pointed out that the language of the agenda, as published, is in compliance with the reporting function required by legal scholars. In this regard, it has been stated that "the agenda has a positive function: it must inform the shareholders of the matters on which they are to deliberate, for them to take part in the meeting with sound advice". According to such requirement, the agenda as published is clear regarding the issues to be debated at the meeting dated August 31, 2005. 2.4. On the other hand, the requirements set forth in Section 71 of Decree No. 677/2001 were met. This section provides that "twenty days before the date scheduled for holding the shareholders' meeting, the board of directors shall make available to the shareholders, at their registered office or by electronic means, all relevant information concerning the shareholders' meeting, the documents to be discussed thereat and the proposals made by the board". 2.5. In contrast with the CNV's apparent allegation in the service of notice -in which it is held that electronic means should not be avoided- such rule grants the <u>*option*</u> *to make the relevant documents available to the shareholders at the registered office or through electronic means. Any shareholder that examined the documents made available to it would take full knowledge of all the positions expressed on the particular subject. 2.6. All information and documentation relating to the shareholders' meeting to be held was, since the date the notice of call was sent, and still is, available to the shareholders at BHSA's registered office. 2.7. Therefore, I repeat that the CNV's criterion in the sense that the shareholders would be unable to take part in the meeting with "full knowledge of the causes" is mistaken. The reason for this is that the notice of call was made in compliance with the applicable laws, the published agenda is clear, accurate and complies with the reporting duty, and the complete documents are available to the shareholders at BHSA's registered office. 2.8. Notwithstanding the foregoing, if the CNV were to consider that the publication of supplementary notices is more convenient, I remain*

available to act in such way, evidencing the good faith and willingness to act in a transparent way. 2.9. Finally, the inclusion of an item in the agenda has the aim of empowering the shareholders' meeting to deal with it and any shareholders who are interested in having more information have such information at their disposal. Anyhow, the undersigned promises to explain in detail to the shareholders the causes of the call at the beginning of the meeting and to inquire whether the shareholders regard themselves as duly informed. If the answer is negative, the directors promise to propose to adjourn the meeting and to fix a reasonable term for the meeting to continue, so that the shareholders are able to receive and review any information deemed necessary. 2.10. On the other hand, it is hard to believe that any shareholder could not be informed of all the background circumstances to the call, as the subject to be dealt with at the meeting was extensively disseminated in the media at the instance of the National Government and the CNV itself. III. PETITION Therefore, I request that the service of notice be regarded as answered in due time and manner. Sincerely yours, Clarisa Estol - President. SUPERVISORY COMMMITTEE'S ANSWER TO THE SERVICE OF NOTICE BY THE ARGENTINE SECURITIES COMMISSION DATED AUGUST 24, 2005 *Ladies and Gentlemen: Below is our answer to the Service of Notice related to the captioned subject. In such regard, it should be noted that the Ordinary Shareholders' Meeting of Banco Hipotecario S.A. -to be held on August 31 next- was called by its Board of Directors in view of the immediate treatment requested by this Supervisory Committee by reason of the questionings made against the payments made to the members of the Executive Committee as Stock Appreciation and Profit Sharing. All such circumstances are recorded in the defenses of each of its members and are supported by the documents offered which, like the former, are appended to File No. 813/05 held by the C.N.V. In addition, this Supervisory Committee holds that such notice strictly observes the requirements of Business Companies Law No. 19550 (text revised by Decree 841/84); of the Argentine Securities Commission -which has sole and exclusive authority as concerns the control of publicly listed companies, and the customary uses and practices, as it clearly states "the nature*

of the meeting, date, time, place of meeting, Agenda and special requirements set forth in the Bylaws for the shareholders to attend (BCL Section 237)". This call and the Agenda to be dealt with at the Meeting to be held on August 31, was published in full agreement with the statutory provisions and having regard to the shareholders' right of information and was duly made known to the CNV (Section 71 of Decree 677/01). This Supervisory Committee further states that Note 46.1 to BHSA's Financial Statements as of 06.30.25, approved at the Board meeting dated 08.10.05 and notified to the CNV via the financial data highway, is clearly illustrative of the causes and reasons for the call and adequately satisfies the shareholders' need for information aimed at the adoption of decisions. In view of the concerns raised by the CNV in connection with the right of information legitimately held by the shareholders, the results of the call to this meeting should be highlighted, as we were able to verify according to the enclosed table, that 98.57% of the shareholders entitled to vote have requested and obtained the information available in connection with the only subject of this call. Sincerely yours, Ricardo FLAMMINI By the Supervisory Committee.

Shareholder	Class	Number of Shares (*)	% over total	Number of Votes	% over total	Reported?	% equity	% votes
BANCO DE LA NACION ARGENTINA as Trustee of the Trust of Assistance to the Federal Regional Infrastructure Fiduciary Fund.	A	65,850,000	43.90%	65,850,000	22.84%	YES	43.90%	22.84%
NATIONAL GOVERNMENT – MINISTRY OF ECONOMY	A	3,444	0.00%	3,444	0.00%	YES	0.00%	0.00%
BANCO DE LA NACION ARGENTINA as Trustee of the Stock Ownership Plan.	B	7,500,000	5.00%	7,500,000	2.60%	YES	5.00%	2.60%
BANCO DE LA NACION ARGENTINA as Trustee of the Trust of Assistance to the Federal Regional Infrastructure Fiduciary Fund.	C	7,500,000	5.00%	7,500,000	2.60%	YES	5.00%	2.60%
Option Trustee (2)	D	9,090,500	6.06%	27,271,500	9.46%	YES	6.06%	9.46%
National Government		**89,943,944**	**59.96%**	**108,124,944**	**37.51%**		**59.96%**	**37.51%**
DOLPHIN FUND PLC	D	4,789,478	3.19%	14,368,434	4.98%	YES	3.19%	4.98%
RITELCO S.A.	D	7,835,893	5.22%	23,507,679	8.15%	YES	5.22%	8.15%
BGL LATIN AMERICA CAPITAL PARTNERS	D	4,303,811	2.87%	12,911,433	4.48%	YES	2.87%	4.48%
IRSA INVERSIONES Y REPRESENTACIONES S.A.	D	9,805,122	6.54%	29,415,366	10.20%	YES	6.54%	10.20%
INVERSIONES FINANCIERAS DEL SUR	D	8,465,683	5.64%	25,397,049	8.81%	YES	5.64%	8.81%
IFIS Limited	D	7,537,571	5.03%	22,612,713	7.84%	YES	5.03%	7.84%
Deutsche Bank (1)	D	7,110,000	4.74%	21,330,000	7.40%	YES	4.74%	7.40%
Principal Shareholders		**49,847,558**	**33.23%**	**149,542,674**	**51.87%**		**33.23%**	**51.87%**
AFJP PRORENTA S.A.FONDO (NEG.)	D	119,693	0.08%	359,079	0.12%	YES	0.08%	0.12%
ARAUCA BIT A.F.J.P. S.A. FONDO	D	522,020	0.35%	1,566,060	0.54%	YES	0.35%	0.54%
CONSOLIDAR FONDO	D	1,454,491	0.97%	4,363,473	1.51%	YES	0.97%	1.51%
FUTURA AFJP FONDO	D	118,423	0.08%	355,269	0.12%	YES	0.08%	0.12%
MAXIMA SA AFJP FONDO DE JUB Y PENSI	D	1,213,004	0.81%	3,639,012	1.26%	YES	0.81%	1.26%

MET AFJP CTA FONDO TIT.NEG.	D	662,594	0.44%	1,987,782	0.69%	YES	0.44%	0.69%
NACION AFJP CTA FDO.TIT.NEGOCIABLE	D	956,233	0.64%	2,868,699	1.00%	YES	0.64%	1.00%
ORIGENES AFJP SA FONDO NEGOCIABLE	D	1,011,140	0.67%	3,033,420	1.05%	YES	0.67%	1.05%
PREVISOL AFJP FONDO TITULOS NEGOCIA	D	114,734	0.08%	344,202	0.12%	YES	0.08%	0.12%
PROFESION+AUGE AFJP FONDO TIT.NEG.	D	35,126	0.02%	105,378	0.04%	YES	0.02%	0.04%
SIEMBRA AFJP SA FONDO CDV NEGOCIABL	D	931,422	0.62%	2,794,266	0.97%	YES	0.62%	0.97%
UNIDOS CTA.ENCAJE/TIT.NEGOC.	D	82,499	0.05%	247,497	0.09%	YES	0.05%	0.09%
Pension Funds		**7,221,379**	**4.81%**	**21,664,137**	**7.51%**		**4.81%**	**7.51%**
THE BANK OF NEW YORK ADRS (CUSTOMERS)	D	838,698	0.56%	2,516,094	0.87%	YES	0.56%	0.87%
OTHERS	D	2,148,421	1.43%	6,445,263	2.24%			
OTHERS	**D**	**2,987,119**	**1.99%**	**8,961,357**	**3.11%**			
Subtotal Class D		**69,146,556**	**46.10%**	**207,439,668**	**71.95%**			
Total		**150,000,000**	**100.00%**	**288,293,112**	**100.00%**		**98.57%**	**97.76%**

(1) StARS Agreement to hedge against stock appreciation related to Guaranteed Notes

(2) ADRs corresponding to options not exercised will be disposed of from time to time as instructed by the National Government

(*) Shares /ADRs

NOTICE OF INTERNAL OPINIONS AND RESOLUTION OF THE ARGENTINE SECURITIES COMMISSION FOLLOWING THE SERVICE OF NOTICES DATED AUGUST 25, 2005 To the President of BHSA, Mrs. *Clarisa Estol: Reference is made to the call to the Shareholders' Meeting to be held on August 31, 2005. In such regard, I enclose a copy of the professional opinions issued by the Issuers' Department and the resolution adopted by the CNV's Board of Directors at its meeting dated August 24, 2005. Sincerely yours, Mabel D'Orazio Cebey.*

Buenos Aires, August 23, 2005. To the Head: The company answers the notice sent as a result of the observations raised in connection with the call to the shareholders' meeting scheduled for August 31, 2005. In the answer, the legal representative acknowledges that the call is motivated by a special request made by the Supervisory Committee and offers to publish supplementary notices and to present to the shareholders in detail the causes that led to such call. In this regard, the measures offered by the issuer are deemed suitable; therefore, the following steps shall be taken: 1) publish supplementary notices; and 2) make known to the meeting's attendants the circumstances underlying the call. MABEL S. D'ORAZIO CEBEY Deputy Head, Issuers' Department. OPINION DATED AUGUST 23, 2005 *To the Board of Directors: I. The subject matter of our examination has its origin, as stated before, in a concern related to the contents of the call to the Shareholders' Meeting of BANCO HIPOTECARIO S.A. scheduled for 08.31.05, with particular focus on the circumstances that determined the call, in view of the background thereto. II. Based on the hypothesis that the call contained insufficient*

information, the BOARD OF DIRECTORS ordered to serve notice to the company's management and supervisory bodies. III. The President of BANCO HIPOTECARIO answered the service of notice through a letter received under number 11,343; the answer by the supervisory committee being still pending (page 12). IV. This filing was reviewed by Dra. D'ORAZIO CEBEY(page 16), who deemed the offering made at page 15 suitable. V. On the basis of the circumstances outlined in item I above, we believe that, in connection with the answer filed: a) The filing party reaffirms the regular nature of the call, particularly on the basis of the observance of the extrinsic and general requirements noted. b) It does not contradict the allegation that the call results from a special request made by the supervisory committee and that the call relates to an issue that particularly addresses the "potential conflict of interests between the agent and the principal" (PAOLANTONIO, page 7). C) Anyhow ("notwithstanding the preceding statements") the Board Chairman offers, in an attitude that might be inferred as an admission of such insufficiency: (i) to publish supplementary notices; (ii) "to explain in detail to the shareholders the causes for calling the meeting, at the beginning thereof..." submitting the issue to the attendants for their consideration. d) In this regard, the supplementary measures committed by the Legal Representative of the issuer company are deemed tenable, in order for interested parties to have the chance of having full information, make any evaluations deemed necessary and/or adopt a decision on the proceedings relevant to the act. e) To such end, at the beginning of the meeting, the President shall, within the scope of the committed explanation: (i) read in full the CNV's service of notice, (ii) the answer filed by the company; and (iii) the statements made in the preceding paragraph. V. Although the term granted to the supervisory committee to answer the service of notice is running, these proceedings are made known to the BOARD OF DIRECTORS, taking into account -in case the proposal is acceptable- the time required for the publication of the supplementary notices. Cipriano Rodríguez, Head, Issuers' Department. OPINION DATED AUGUST 24, 2005 IN BUENOS AIRES. To the Department Head: Under Note No. *11,491 of even date, the Supervisory*

Committee answers the notice served in connection with the call to the shareholders' meeting scheduled for 08/31/05. Such answer does not challenge the call made by the board of directors of the issuer company, and offers a table showing that 98.57% of the shareholders have already been informed of the subject to be dealt with at the meeting. Despite the answer filed, I understand that the decision on the fact that the answer filed by the issuer's board of directors is subject to the consideration of the CNV's Board of Directors should be observed. Therefore, these proceedings are to be forwarded for their joint treatment. Signed: MABEL S. D'ORAZIO CEBEY.

Buenos Aires, August 24, 2005. To the Board of Directors: Given its relationship with note 11,343, it should be forwarded for it to be dealt with by the BOARD OF DIRECTORS, including a statement to the effect that the filing made by the Supervisory Committee contains no observation with regard to the call made. Cipriano Rodríguez, Head, Issuers' Department.

<u>RESOLUTION OF THE ARGENTINE SECURITIES COMMISSION DATED AUGUST 24, 2005</u>. To the Issuers' Department: HAVING REVIEWED these proceedings - re: NOTES No. *11,343/05 AND N° 11,491/05 BANCO HIPOTECARIO S.A. in re. CALL TO SHAREHOLDERS' MEETING 08.31.05-; the answers filed by the President and the Supervisory Committee of Banco Hipotecario S.A. to the notice served by the CNV in connection with the decision to call a shareholders' meeting scheduled for August 31, 2005, and the opinion issued by the Issuers' Department; the Board of Directors, at its meeting held on even date, RESOLVED: To approve the opinion issued by the Issuers' Department at page 17/18 making it known to the Board of Directors of BANCO HIPOTECARIO S.A. that in line with the filing made at page 13/15, it shall: a) disseminate supplementary notices and information in identical means as those previously used by the company to give notice of the call to the Shareholders' Meeting scheduled for August 31 next, for the shareholders to know beforehand the causes of such call; and b) at the beginning of the meeting the President shall, for explanation purposes, read the full text of the notice sent by the CNV and the answer filed by the company, together with the opinion of the ARGENTINE SECURITIES COMMISSION in the sense that it regards tenable*

the supplementary measures committed by the Legal Representative of the issuer company so as to enable interested parties to be fully informed, make any evaluations deemed necessary and/or adopt a decision on the proceedings relating to the act; this expressly includes supplying the attendants with a brief and actual reference of the arguments expressed by the members of the Supervisory Committee in connection with the request of a new call to the General Ordinary Shareholders' Meeting. Let these proceedings be sent to such Department, to all relevant effects. Cristina Tonini.

NOTICE PUBLISHED IN THE STOCK EXCHANGE, THE CNV'S DATA HIGHWAY, THE OFFICIAL GAZETTE AND LA PRENSA NEWSPAPER. BANCO HIPOTECARIO S.A.

Supplementary notice of call to General Ordinary Shareholders' Meeting of Banco Hipotecario SA scheduled for August 31, 2005: In accordance with the Argentine Securities Commission Resolution dated 08/24/05, it is hereby made known that the cause of such call is the different interpretation given to the legal and statutory regulations applicable to the compensation payable to the company's directors by certain of its directors and syndics. At the shareholders' meeting, the shareholders shall deal with the interpretations invoked in connection with Section 71 of the Business Companies Law and, if applicable, which of the limits established in Section 261 of the Business Companies Law is applicable to the payment of fees submitted to consideration and the provisions of chapter III of the rules of the Argentine Securities Commission. This notwithstanding, shareholders are reminded that in accordance with the second paragraph of Section 71 of Law 17,811 / Decree 677/01, any additional information that the shareholders could require in such regard is available to them at the registered office. Buenos Aires, August 25, 2005. Clarisa Estol - President.

MINUTES OF THE EXECUTIVE COMMITTEE No. 70 DATED JUNE 27, 2005

..."Thereafter, the Vice Chairman submits the fifth item of the agenda: ***MISCELLANEOUS.*** *Mr. FUKS, Syndic, takes the floor and states that in the name of the Supervisory Committee he asks that as an additional item, the Executive Committee should provide explanations on the payment of compensations resolved upon in the previous meeting held on June 3, 2005. In such regard, he states that he has*

received the lists requested thereat and reiterated under note of the Supervisory Committed 9 dated 6/21/05, and that from their review it arises that although this Committee has exclusive authority over the compensation policy of the company's management staff (Section19, c), V), of the bylaws), such authority is limited, as concerns the directors who are members of this Committee, to the internal allocation among its members of the benefits granted under Section 14, c), (i) of the bylaws to the extent applicable. In this sense, he recalls that such Section 14, c), (ii) subjects such compensation to the provisions of Section 261 of the Companies Law, which limitation was also established by Shareholders' Meeting No. 13 that regulated it and No. 47 that renewed it. In the present case, the distribution made among the directors exceeds 5% of the approved results for the fiscal year; therefore, the prior consent of the shareholders should have been requested, as required in the last paragraph of the referred regulation. Mrs. ESTOL expresses that this incentive plan for the bank's management team was recommended by the consulting firm McKinsey & Co and added to the bylaws, and before the privatization, as early as in Minutes No. 15 the Board of Directors recognized the high impact that its payment might represent in the case of a successful performance, and recommended the adoption of measures to hedge against such risk. Although once implemented, the benefit plan was inoperative for years due to the meager results caused by the economic crises undergone in the country and their particular effects on the bank, the successful restructuring of the financial debt and repayment of borrowings received from the Central Bank have left the bank with a sound equity structure, besides the significant results obtained as compared to the industry, all of which was acknowledged by the market and finally the trend was reverted and the calculation basis of these benefits changed as from the previous fiscal year. Syndic FLAMMINI states that he fully agrees with the incentive plan whenever it accompanies the successful management of the interests entrusted by the shareholders, and that both the higher stock appreciation and results obtained represent an achievement. In this regard, the plan is stimulating, and therefore, it is directly

related to a higher compensation, but he reminds that such compensation must be in compliance with the regulations. He adds that his statements are not aimed at controlling the performance, because the results obtained are easily appreciable, but that they are oriented towards the applicable legal limitations. And he adds that from the language of the minutes of shareholders' meeting No. 47, dated 5/31/04, item VI, it arises that in the previous year Section 261 of the Companies Law was complied with, as the previous consent was requested in order to pay estimated sums relating to the accrual of these benefits. Mrs. ESTOL expresses that in the case of fiscal year 2003, dealt with at such meeting, those items could be especially dealt with because the meeting was held beyond the terms set forth in the CNV's Rules -as it arises from an express item of its agenda- and that such late call allowed to assess the development in the price of the shares and estimate its projection during the 90-day term subsequent to the publication of the results in the Stock Exchange Bulletin. She adds that in the financial statements as of December 31, 2003, no accounting allowances had been made to such end due to the absence of background data on the favorable development in the stock price in prior years; for such reason, at the shareholders' meeting pointed out by the syndic its payment out of accounting results for the year under review was expressly authorized, which event does not occur in year 2004 because accounting allowances for payment of these benefits have been made in the balance sheets. Syndic DILERNIA expresses that beyond any accounting allowances, the CNV regulations should be observed, which regulate the application of Section 261 in the case of listed companies. Pursuant to those regulations (Chapter III.3.1) any calculation should be made on what the CNV regards as computable profit, after covering the losses for previous years. In compliance with this rule, and taking into account the fact that the income was set off against cumulative losses from previous fiscal years, such compensation should be previously submitted to the approval of the shareholders' meeting, as set forth in the final portion of Section 261 of the Companies Law. Mr. VIÑES states that Section 261 of the Companies Law begins with a provision that the bylaws may establish

the compensation payable to the board of directors and that, otherwise, such compensation shall be fixed by the shareholders' meeting. In such regard, Section 14 of BH's corporate bylaws contemplates different methods of compensation according to the responsibilities assumed by the directors in line with their functions; this fact was taken in by shareholders' meeting No 13 in 1999 and renewed by No. 47 in 2004. In accordance with them, the directors who are members of the Executive Committee shall be remunerated in accordance with the provisions of paragraph c) of Section 14 of the bylaws in the manner therein set forth, establishing that the SAR accrued during the fiscal year then ended shall be calculated according to the appreciation of the share during the 90-day term following the publication of results (mid February), which term concludes (mid May) long after the call to the shareholders' meeting (March) and the date the meeting is held (April); therefore, there are no estimations of the potential development of the stock price so as to obtain authorization prior to the payment; such thing did not happen in the previous year, because of the late call. He warns that shareholders' meeting No. 13 resolved that the relevant payment must be made with the shareholders' meeting consent in the event contemplated in Section 261 of the Companies Law; this solution agrees with the rule contained in the second part of Section 71 of the Companies Law. Syndic DILERNIA states that then a shareholders' meeting must be called within 60 days, as provided by the CNV Rules; Mr. VIÑES replies that such term applies when the shareholders' meeting was held without including as a specific item of the agenda the discussion of the payments previously made, which is not the case here because the payment was resolved upon after the last shareholders' meeting and, therefore, it is an advance payment to be dealt with at the next ordinary shareholders' meeting. Syndic ABELOVICH expresses that there is an operating flaw in the regulation of the collection of benefits of paragraph c, Section 14 of the bylaws, due to the mismatch between the period for publishing the results and the call to the shareholders' meeting that is to deal with them and fix the directors' compensation; therefore, he

suggests proposing the shareholders' meeting to change the criterion and establish as reference value the average annual listing price during the fiscal year in which it is accrued or that corresponding to the last quarter which includes cumulative annual results, so as to have actual values -as it happens with the profits- at the time the call is made. And if the current system were maintained, to suggest that the board make a projection according to the development of the share price over the first days after the publication of the financial statements and include in the call an authorization for collecting up to certain amounts always provided that the final averages are not exceeded, and if the values so estimated were lower than the final ones, to put on record that they may be collected subject to their subsequent consideration in the following ordinary shareholders' meeting. Mr. VIÑES expressed that the contribution is interesting for the future, as a change to be proposed to the shareholders' meeting in case the development of the stock price over the fiscal year in which the benefit is accrued or the related fourth quarter were considered, with the board of directors having the ultimate choice of making an estimative proposal at the time of each call. But as concerns the current subject, he understands that the case should be equated with an advance payment of fees authorized by the shareholders' meeting in accordance with the provisions of the bylaws, as set forth in the Business Companies Law, which is subject to subsequent approval under the terms of its Sections 71 and 261. And such approval should be granted by the next ordinary shareholders' meeting called under the terms of Section 234 of the Companies Law. Syndic FUKS takes the floor and states that in the review of the "Profit Sharing Plan - Extension of Benefits" the deduction of the "Stock Appreciation Rights" has not been fully computed in connection with the result of the balance sheet as of December 31, 2004, as the following differences -in thousands of pesos- arise:

Financial Statements Result after tax		$279,143
SAR Accounting Allowance	$19,050	
Profit Sharing Accounting Allowance	$2,820	$21,870

	Subtotal	$301,013
Payment of Final SAR		$-23,884
	Subtotal	$277,129
Payment of Profit Sharing 1%		$2,771
Paid		$-2,791
Excess difference		**$-20**

Mrs. ESTOL takes note of the analysis made by Mr. FUKS and states that she shall review it and inform the directors who were beneficiaries of such plan, to all relevant effects according to their involvement. At eleven forty five, the meeting rises." NOTES TO THE FINANCIAL STATEMENTS 46.1. *RESOLUTION No. 15119 OF THE ARGENTINE SECURITIES COMMISSION Through Resolution No. 15119 dated July 21, 2005, the Argentine Securities Commission (CNV) ordered to start a proceeding against BH SA and its:*

i) Regular directors for potential violation of Sections: 59, 261 and 269 of Business Companies Law No. 19550; 43,44 and 67 of the Commercial Code; 1908 and 1198 of the Civil Code; and 5 paragraph a) - according to the specification contained in Section 3, Subsection 30) of Chapter XXI of the Rules (NT 2001) - and Section 8, Subsection a) of the Public Offering Transparency Regulations approved by Decree 677/01;

ii) Regular syndics for potential violation of Section 294, Subsection 9, of Business Companies Law No. 19550, and Section 5, Subsection a), in accordance with the specification contained in section 3, sub-section 30 of Chapter XXI of the Regulation (NT 2001) and Section 8 Subsection a) of the Public Offering Transparency Regulations approved by Decree 677/01; and

iii) Market Relations Officer for potential violation of Section 5, paragraph a) of the Public Offering Transparency Regulations approved by Decree 677/01 in accordance with the specification contained in Section 3, Subsection 30) of Chapter XXI of the rules (NT 2001).

In the referred proceeding, started in connection with certain payments of fees ordered in favor of the Bank's Executive Committee

members based on the profit sharing and stock appreciation plans approved by the General Shareholders' Meetings dated April 28, 1999 and May 31, 2004 and made during the month of June 2005, the CNV alleges (i) that such compensation payments, in order to be validly made, required prior approval of the Bank's shareholders; (ii) that it was necessary, given the fact that the Bank is a public company, to give notice to the CNV of any changes in the compensation method; and (iii) that the amount of the payments was not consistent with market standards. The Bank's Board of Directors, at its meeting dated July 21, 2005, had resolved to submit the referred fees to the consideration of a shareholders' meeting to be held within the shortest statutory term possible; therefore, at the meeting held on July 25, 2005, it was decided to schedule a General Ordinary Shareholders' Meeting for August 31, 2005, whose Agenda includes the payment of fees to the directors who are members of the Executive Committee for 2,771 thousand pesos as profit sharing and 17,521 thousand pesos as stock appreciation, accrued during the fiscal year ended December 31, 2004, which reflected a computable deficit under the terms of the Rules of the Argentine Securities Commission. In addition, the directors members of the Executive Committee who received fees under the above mentioned headings, returned them in the form of term deposits held in the Bank, net of tax withholdings, pending the decision to be adopted by the Shareholders' Meeting scheduled for next August 31. In the financial statements for the fiscal year ended December 31, 2004, the quarter ended March 31, 2005 and this six-month period, allowances were made in liabilities against Miscellaneous Losses for 21,870 thousand pesos; 36,559 thousand pesos and 30,215 thousand pesos, respectively, that reflect the estimations made in each opportunity to discharge payments committed under the profit sharing and stock appreciation plan (Note 24). In addition, as of June 30, 2005, 20,292 thousand pesos are recorded under Assets - Miscellaneous Receivables - Advance Payments to Directors, reflecting the amounts to be submitted to the consideration of the Shareholders' Meeting on August 31, 2005 mentioned above (Note 18). Thereafter, the President puts on record that the shareholders BANCO DE BOSTON DEPOSITARIO FONDO COMÚN DE

INVERSIÓN 1784, ARAUCA BIT AFJP SA FONDO, Mr. Gabriel Pablo TYSZBEROWICZ, are present at the meeting without voting rights. Thereafter, the first item of the Agenda is submitted: **I. APPOINTMENT OF TWO SHAREHOLDERS TO APPROVE AND SIGN THE MINUTES.** Guillermo MARDARAS, representative of shareholder recorded under number 2, the NATIONAL GOVERNMENT takes the floor and states that in the name of the shareholders recorded under number 1 and 4, BANCO DE LA NACIÓN ARGENTINA AS TRUSTEE OF THE FFFIR ASSISTANCE TRUST AND number 2, NATIONAL GOVERNMENT, he proposes that one of the signatories of the minutes be the representative of the NATIONAL GOVERNMENT. The representative of the shareholder BUENOS AIRES TRADE & FINANCE CENTER, Mrs. Inés POFFO de OLMOS, identified under number 12, requests the floor and proposes that the minutes of the meeting be approved and signed by the representatives of the NATIONAL GOVERNMENT and BUENOS AIRES TRADE & FINANCE CENTER S.A., expressing in advance her favorable vote in such sense. Thereafter, the President submits to the consideration of the Shareholders the motion made. Upon being put to the vote, the President reports that the motion is approved by 254,676,308 favorable votes, which represent 100% of total votes cast. There are no negative votes. It is put on record that the shareholder identified under number 5 (THE BANK OF NEW YORK ADRS), entitled to 22,141,560 votes, abstained from voting. Before starting to consider the second item of the Agenda, as resolved upon by the Argentine Securities Commission, the President asks the shareholders if they need any information in addition to that previously read. The director for class "A" Julio MACCHI takes the floor and states that he must address the shareholders and directors to express certain considerations which he believes to be material. He states that, in the first place, the payment of fees to the members of the Executive Committee and Managers on the basis of profit sharing mechanisms and SAR were voted by the Executive Committee and paid to its members without the prior consent of the Board and disregarding the provisions of Section 14 of the Bank's Bylaws, which establishes, as a minimum rule of ethics, that the directors should abstain from voting fees for themselves. In the second place, he understands that under

Section 261 of the Business Companies Law, such payment should have been previously approved by a shareholders' meeting. This did not happen, and was not raised by him either because he had no news of the payment until the deed was already consummated. Indeed, the Executive Committee resolved upon the payment at its meeting dated June 3, at 10:00 a.m., and the Bank's board of directors met on that same day at 11:00 a.m., i.e., one hour later. No information was provided in such regard. The board of directors also held successive meetings on June 10, 17 and 27 and no information was given by the executive committee members either. It was in this last meeting, the one dated June 27, that this director expressly asked the President to inform whether any payments had been made under any headings, but there was no answer. The subject is only dealt with at the board meeting dated July 21, i.e., almost 50 days after consummation of the payment and once the CNV was already investigating the matter. At such meeting, the minutes of the Executive Committee dated June 3 recording the payment made were submitted for consideration for the first time. All the foregoing arises from board minutes No. 166 dated 06/03/05, No. 167 dated 06/10/05, No. 168 dated 06/17/05, No. 169 dated 06/27/05, No. 170 dated 07/21/05, which are available to the shareholders and the representatives of the CNV and Buenos Aires Stock Exchange in the relevant minute book. In the third place, the payment has given rise to a proceeding brought by the CNV against the Board and Supervisory Committee of the Bank and against the Bank itself. In this proceeding, the following charges are made: 1) failure by the shareholders' meeting to deal with the matter previously, as required by Section 261; 2) the fact that the amounts involved are apparently inconsistent with those prevailing in the market as required by such compensation plans; and 3) lack of sufficient information to the shareholders regarding the technical and administrative functions that resulted in the payment of special fees for certain directors. This proceeding is still pending, and each director and the Bank itself have raised their respective defenses. 4) In addition, he believes it necessary to express to the shareholders his personal opinion as director of the Bank. His thought is much similar to what he already thought and expressed in

the board of directors when it dealt with the call to the shareholders' meeting that was to deal with fiscal year 2003, i.e., in the month of April or May 2004. That beyond the procedural aspects which are currently being debated in the proceeding, he does not think that any compensation mechanisms based on profit sharing and SAR should be applicable, in the first place given the particular situation of the Bank, which is known to everyone in their capacities as shareholders. In the second place, the losses that were offset against the profits in fiscal year 2003 and 2004. In the third place, the Bank's financial condition, which restructured its debt by refinancing its liabilities and has filed an APE in which it states that its financial and economic condition is delicate; this APE was filed and rejected by the first instance court and it has been awaiting the decision of the appellate court for one year. Another aspect that causes him to disagree with the application of this kind of plans is the presumably provisional and circumstantial nature of the stock appreciation during the period considered and the general situation. He believes that an analysis of the development of the price of BHSA's share in the market shows that its volume is small, it does not have the depth required to have presence in the stock market and therefore, one should be extremely cautious upon taking into account the value of the Bank's share, above all when it was subject to a series of announcements and counter-announcements related to the acquisition of another bank. He also wishes to make known to the shareholders that he does not know of any comparative analyses having been made in the market in order to assess the amount of compensation submitted to the shareholders for approval, as it arises from Section 14, paragraph B) of the Bank's bylaws. This issue, which implies comparing the amounts paid in Banco Hipotecario against the payments made by other banks in the market, is one of the questioned matters being submitted to you today which is still pending and is subject to regulatory qualification by the CNV in the proceeding currently being carried out. In his opinion, a comparison between the amounts being dealt with today at the meeting and the payments made in the rest of the market would be a very important element for the

shareholders to take into account and get to know before adopting a decision. Finally, he informed the shareholders that the week before certain directors of the Bank were given notice of the filing of a proceeding by the CNV claiming potential manipulation in the price of BHSA's share in the Stock Exchange and alleged market deceit. The result of this investigation could have direct impact on some of the basic variables taken into account in calculating the SAR, and therefore, the fees dealt with by the shareholders today. He closes his statement, and remains available to answer any questions or doubts which the shareholders might have. Mrs. ESTOL takes the floor and explains that the text read by the General Secretary is the language which the Board of Directors unanimously agreed to present to the shareholders. This notwithstanding, she indicates that she will make certain explanations in connection with the considerations made by Mr. MACCHI regarding the compensation amounts and comparison against market standards. She points out that such considerations were made at the time the plan was approved, and what is being considered now is the payment of a plan that was approved twice, at the shareholders meeting No. 13 dated 04/28/99 and renewed at the shareholders' meeting No. 47 dated 05/31/04, and previously stated, it was proposed at a time the bank was fully owned by the government. As concerns the approval of the amount by the Executive Committee, she explains that the amount arises from mathematical calculations that were approved by the shareholders' meetings and the only task left to the Executive Committee is the distribution among its members, which was done on June 3. With respect to the successive board meetings where the matter is said not to have been dealt with and which seem to be more frequent than normal, they were repeatedly adjourned meetings where the subject of the potential participation by the Bank in the acquisition of Banca Nazionale del Lavoro was dealt with, and as no agreement was reached, the meeting was adjourned. The usual practice has been that the items of the Agenda are dealt with in the order they appear thereat; therefore, new items are added at the end. It was for that reason that the minutes No. 69 and 70 of the Executive Committee were dealt with after other issues had been given priority. Shareholder Martín

BOERR, identified with number 55, took the floor and stated that it was not clear why the Executive Committee's decision of making this payment was not dealt with at the successive meetings subsequently held. Mrs. ESTOL repeats that the referred meetings were adjourned meetings were the order of the items, as they arose, was respected. The first and most important item at such time which was experiencing delays and postponements was the BNL issue. Mr. BOERR states that he understands the explanations but that the reason why the issue was not included in the meetings referred to by Mr. MACCHI was not clear. The director representing class "D", Pedro DEL PIERO asks for the floor to inform shareholders as to how the Executive Committee and the Board of Directors usually proceed. In this respect he explains that it is usual to inform the decisions taken by the Executive Committee to the Board of Directors from time to time and, generally, within a term which is not so long as in this case, but that ranges between 30, 40 and, on occasions, even 50 days. This may be verified throughout the 7 or 8 years of operation of the Executive Committee and the Board of Directors. There has never been any situation which might have required a change in this operation system. As a result of this situation, the Board of Directors has taken the appropriate actions to change it and to cause the lapse of time between the decisions of the Executive Committee and those of the Board of Directors to be shorter. In addition he invites attendants to review the Bylaws and the operation of the two bodies which share the management. Mr. BOERR asks for the floor and states that he will not insist on this issue but that the explanations provided in this respect have not been clear. The director representing class "B", Edgardo FORNERO, takes the floor and states that by way of exordium to his statements, he wants to read a portion of a letter addressed by the shareholders that he represents on 12.31.01 to all of the Bank's personnel, the managerial staff, the members of the board of directors and the Shareholder STATE, which is the attorney-in-fact of the PPP until the implementation of the program. "On behalf and at the risk of the managerial group of Banco Hipotecario, it has been decided to make a distribution of profits exceeding the amount

of two million dollars on the basis of the assumed success of the Bank during the last year, disregarding the position in such respect not only of the representatives of the State and the workers but also of their own principals and partner-shareholders, the Soros group. The payment of this extraordinary bonus was made without the consent of the president Miguel Kiguel, without the authorization of the Bank's Board of Directors, without the signature of the general manager Hal Freiman and without the signature of the assistant general manager, Hugo Chiera." He continues his statement expressing that such letter was signed by Mr. Ricardo Gómez, alternate director for class "B" and by himself, underscoring, for those who do not know him, that he has been in the Bank for 35 years and that he has been exercising the office of general delegate of the Bank's personnel during the last 34 years, that he was dismissed during the process in 1976, was re-employed in 1983, that he led the occupation of the Bank in 1990 and headed the symposium against a privatization which, in the opinion of the union, was the most shameful of the cycle of disposition of the wealth of the nation, which characterized the 90s in this country. He continues by stating that they are gathered here today to legalize an event very similar to that of December 2001 and though it may be said that there is a civil obligation to abide by the law, it should also be said that there is an obligation to abide by the legitimacy of acts. Inherent in the legitimacy of acts is the observance of the actions to be implemented and the instruments to be used in so doing insofar as the privatization of the Bank may be considered to be a law very much in the same way as those laws that not long ago allowed those who had killed human beings to walk away free under impunity laws only later subject to review. He then goes on to ask why this law would be not reviewed when it presents flaws that, though not as serious as murders, constitute in Mr. Fornero's humble opinion, excesses. He asks the shareholders to ponder whether or not in their opinion the fact that in a corporation the shareholder holding the highest number of shares should have a lower number of votes. And he adds that this is a personal appreciation but wonders, might this have been the reason why Mr. Soros has ever thought that there were

excesses in this case… Because Mr. Fornero was present when Mr. Frank Sica, representative of Mr. Soros, said to Mr. Duhalde, at the time President of Argentina, that Mr. Soros was withdrawing from Banco Hipotecario due to its lack of transparency and professionalism. Mr. Fornero continues his statement by pondering whether that confrontation, at present falsely attributed to the Ministry of Economy as the truth is that there is a conflict between legality and legitimacy that these authorities reporting to the Ministry of Economy represented in this administration has assumed, contrary to the position assumed by the former administration. And the reason for this is that the former administration was the same administration that enacted a law to catch elephants inside the zoo. He goes on to ponder whether these excesses might have been the cause why Mr. Marcelo Mindlin resigned, whether these excesses might have been the cause for the BCRA to state that it did not intend to appoint, at the request of Mrs. President ESTOL, the same person as general manager who was appointed as President under the heading Miscellaneous in a board meeting with the exclusive vote of IRSA and the negative votes of the Directors in representation of classes "A", "B", "C" and even "D", with the latter being the private portion of shareholders that did not belong to the group. Mr. Fornero continues to ponder whether there is a need to abstain from legalizing this kind of excesses. And he continues to plead that in this occasion, when there is good quantitative and qualitative representation in this shareholders' meeting, respect should be given to the civil legality of the obligation that must be discharged to the moral legitimacy of the vote that must be cast. Two details suffice, the event taking place on 12.31.01 and the recent events, to illustrate that this managing group attaches more importance to the appetites of their pockets than to the interests of the shareholders and the general interests of Banco Hipotecario. Therefore, in Mr. Fornero's opinion, the vote is not to be cast subject only to the civil obligation of abiding by the law but also to the moral obligation of abiding by the legitimacy of the facts, because the vote is not being cast based on the quotation of the share in the stock exchange: the issue under discussion is the

future, the historical prestige and the aims of Banco Hipotecario. Mrs. ESTOL takes the floor and states that the Directors members of the Executive Committee supported the call to this shareholders' meeting due to the doubts and requests for clarification made by the Syndics after the monetary determination of the fees corresponding to the accrual of the bonus regimes based on Stock Appreciation Rights in the period February 16 through May 16, 2005 and the profit sharing in fiscal 2004 after the approval of the financial statements for that year by the Shareholders' Meeting held 04.28.05. She reminds those in attendance that these bonus plans were approved by the Shareholders' Meeting dated 04.28.99 and renewed in the same terms and conditions for a 5-year period by the Shareholders' Meeting held 05.31.04 as regards the plan of Stock Appreciation Rights as there was no need to renew that corresponding to the profit-sharing. Both plans are contemplated under Section 14, paragraph C) of the company's Bylaws. The monetary determination of the compensation system based on Stock Appreciation Rights was only consummated after 05.16.05 and therefore, the shareholder's meeting held 04.28.05 was unable to consider it. Instead, in the prior fiscal year, the annual ordinary shareholders' meeting was held on 05.31.04 and was therefore able to rely on accurate information on the amount corresponding to regime of stock appreciation. The Executive Committee proceeded to calculate the accrual of both bonus plans and determined that they were to be distributed among its members in the meeting held 06.03.05 in accordance with the delegation arising from the terms and conditions of the bonus plans approved in the shareholders' meeting held on 04.28.99 and renewed, in relation to one of the plans, by the Shareholders' meeting held on 05.31.04. The amounts corresponding to these compensations have already been covered by allowances in the liabilities captions of the financial statements for the year ended 12.31.04 as unanimously approved at the shareholders' meeting held 04.28.05. The accrual of the amounts currently submitted to the consideration of this shareholders' meeting took place on June 3 and therefore the involvement of the shareholders' meeting referred to in section 261 of the Business Companies Law should be that of the shareholders'

meeting summoned to consider fiscal 2005. Without prejudice to the aforementioned, the directors under class "D", members of the Executive Committee, consider that the case contemplated in the last paragraph of section 261 of the Business Companies Law has not taken place because the bonus compensation under consideration has not been in excess of 25% of the profits for fiscal 2004 and the excess over 5% of such profits is not applicable to the case given the absence of dividend distribution caused by the fact that the entity is precluded from distributing dividends by reason of its debt-restructuring agreements. However, this shareholders' meeting has been called given the opinions and questionings expressed by the syndics that do not affect the amount as determined in monetary terms but the timing of the shareholders' meeting involvement according to the interpretation afforded to section 261 of the BCL using one of the formulas for the Agenda as established in section 5 of Chapter 3, paragraph 2, sub-paragraph D) of the Regulations of the Argentine Securities Commission, given the existence of a computable deficit, which in the opinion of the CNV takes place when despite the existence of profits during the fiscal year, the accumulated results are negative. It is to be noted that the two variables contemplated under the bonus plan are to be applied on a fiscal year by fiscal year basis and therefore, are not to be applied cumulatively. Meanwhile, the members of the Executive Committee have decided to set up, with the amounts accrued under the bonus regime, term deposits in the Bank itself, with an endorsement in favor of the Bank, pending the resolutions made by the Shareholders' Meeting. Thereafter, Mrs. President submits to the consideration of this Shareholders' Meeting the second item of the Agenda: II. **CONSIDERATION OF PAYMENT OF FEES TO THE DIRECTORS MEMBERS OF THE EXECUTIVE COMMITTEE IN THE AMOUNT OF $2,771 THOUSAND AS PROFIT SHARING AND OF $17,521 THOUSAND AS STOCK APPRECIATION RIGHTS, ACCRUED DURING THE FISCAL YEAR ENDED 12.31.04 WHICH REFLECTED A COMPUTABLE DEFICIT UNDER THE TERMS OF THE REGULATIONS OF THE ARGENTINE SECURITIES COMMISSION**. Mr. Guillermo Ernesto MARDARÁS asks for the floor to express that, on behalf of the shareholders under No. 1, 2 and 4 corresponding to BANCO DE LA NACIÓN ARGENTINA

AS TRUSTEE OF THE TRUST OF ASSISTANCE TO THE FEDERAL REGIONAL INFRASTRUCTURE FIDUCIARY FUND and to the NATIONAL GOVERNMENT - MINISTRY OF ECONOMY motions and votes not to approve the payment of fees to the directors members of the Executive Committee in an amount of $2,771 thousand as profit-sharing and of $17,521 thousand as stock appreciation rights accrued during the fiscal year ended 12.31.04, which reflected a computable deficit under the terms of the Regulations of the Argentine Securities Commission requiring through the Board of Directors an immediate reimbursement of the amounts paid as above described to the entity's corporate assets. The reason for such request is as follows: 1) the lack of Board involvement in the treatment of the consideration, approval and payment of the fees subject to the consideration of this Shareholders' Meeting decided in the meeting of the Executive Committee dated 06.03.05 in spite of the Board having subsequently held meetings on 03.06.05, 06.10.05 , 06.17.05 and 06.27.05; 2) the participation of beneficiaries in the votes cast to decide the approval and payment of the fees mentioned in breach of the provisions under section 14, paragraph d) of the Bylaws; 3) the Court-Supervised Arrangement with Creditors submitted to the court for approval which recognizes the existence of general financial difficulties, a circumstance that reinforces the fact that the payment of said fees was a decision against the interests of the entity, without prejudice to the issues above indicated; 4) Non-compliance with the provisions under section 261 of the Business Companies Law. In addition, it has been indicated that in relation to the compensations approved and paid to the directors and the managerial staff by application of the profit-sharing system and stock appreciation rights, no information has been supplied in due time to allow shareholders to verify whether they are adequate to the system invoked for determination. And that even in the assumption that such compensations were to adjust to the system mentioned, the application of the system yields a result that is far from any reasonable compensation criteria. Mr. Alejandro KOVALINK asks for the floor and states that in his role as shareholder No. 16, MORGAN STANLEY & CO SEGREGATION, motions to have the payment of

$ 2,771 thousand as profit sharing or RPG and of $ 17,521 thousand as variation in stock appreciation rights or SAR in favor of the members of the Executive Committee of Banco Hipotecario S.A. to be considered and approved in this Shareholders' Meeting in the manner in which it may be internally assigned to the beneficiaries, allocated to the results of the current fiscal year and reversing the allowance set up in the financial statements as of December 31, 2004 and the reserves set up for that purpose. The grounds for this motion are that the benefits mentioned were decided at the Ordinary Shareholders' Meeting No. 13 dated April 28, 1999, with the Stock Appreciation Rights having been renewed by a decision made at the Ordinary Shareholders Meeting No. 47 dated May 31, 2004. The bonus based on stock appreciation rights was accrued on May 16 of this current year, that is to say, after the Ordinary Shareholders' Meeting No. 51 dated April 28, 2005, which was held in accordance with section 234, sub-sections 1 and 2 of the Business Companies Law and therefore, subsequent collection would have to be dealt with in the next Ordinary Shareholders' Meeting held to consider the current fiscal year against whose results the referred bonuses are being paid, but there is no impediment to the consideration by this shareholders' meeting of the confirmation of the corresponding payment instead of waiting until the next shareholders' meeting to deal with the results of current fiscal 2005. Based on the background information read by the President, the information uploaded in the Financial Data Highway maintained by the Argentine Securities Commission and other documentation made available to the shareholders at the entity's registered office in accordance with second paragraph of section 71 of Law No. 17,811 (as enacted pursuant to Decree No. 677/01), available for consultation in relation to this only issue of debate in the Agenda, it arises that in 1998 and while the entity was being run solely by the State, the Board of Directors of the entity established in favor of its managerial positions a system of benefits based on a profit-sharing system and stock appreciation rights, so that, in accordance with the advise supplied by the international consulting firm McKinsey & Co, there should be consistency of interests between shareholders

and the management line, with a provision having been included that such system might extend to future executive directors, as indicated in the Information Memorandum of the Bank's Initial Public Offering (IPO). Subsequently, the same board fully made up by State officials prior to the privatization process, called Extraordinary Shareholders' Meeting No. 11 dated March 15, 1999 to amend the entity's Bylaws by creating an Executive Committee (section 19) and extending the benefits mentioned to its members (section 14, sub-section c). The Ordinary General Shareholders' Meeting No. 13 dated April 28, 1999 instrumented the bonus compensation in a manner such that it would be collected and distributed in accordance to the criteria expressed by its beneficiaries, allowing the Shareholders' Meeting to intervene in the event the maximum caps established in section 261 of the Business Companies Law were exceeded. Therefore, these benefits operate automatically upon verification of the reference parameters that quantify them, which in this case had already been covered by an allowance in the annual financial statements approved by the Shareholders' Meeting held on April 28, 2005. It should be borne in mind that as from late 1999 and due to circumstances outside the control of the entity's management and shown through demonstrations throughout Argentina in the so-called "black tents" pitched by debtors, extraordinary allowances had to be set up in order to adjust misleading assets included in the financial statements used in the privatization process and later on, when the losses thereby accumulated had not yet been offset with earnings, thanks to the effect of an asymmetric re-denomination into Pesos of assets and liabilities, decided at a time in which the Bank was heavily indebted to foreign creditors - at the time the only possible source of financing given the prohibition from obtaining local deposits - against assets re-denominated into depreciated Argentine Pesos, new losses were sustained, also reflected in a dramatic depreciation of the price of the share. During all those years, we, the shareholders, suffered those consequences and saw the frustration of the expectations arising from each participation in the privatization of BHSA's capital stock. Such circumstances saw a reversal with the leadership shown in 2003 and 2004, when the entity

was reputed to be a leader by the specialized magazine Latin Finance and by credit rating agencies, which awarded Banco Hipotecario the best ratings from among listed banks. The shareholders benefited from that. Therefore, in the Shareholders' Meeting No. 47 dated May 31, 2004 they voted in favor of renewing the SAR for an additional 5-year term in identical terms and conditions given that no expiration date had been established for the RPG. It is to be borne in mind that in this Shareholders' Meeting the Argentine State, holder of the total of Class A, B, C shares and of a major portion of D shares, has abstained invoked lack of knowledge of the impact of the SAR, even though such knowledge had always been available as the directors representing such shares approved the SAR in 1998, cast an affirmative vote in that respect in 1999, were involved in its regulation in 2000 and as from the transformation of former BHN into BHSPA, it has permanently had not less than four directors, two of whom have been ratified by the successive Ministers of Economy of Argentina since 1997 to this date. As regards the parameters that render these benefits enforceable, it is to be considered in relation to the Profit Sharing Plan that in fiscal 2004 the entity recorded earnings for $ 300 million, which, adjusted by the allowances set up to cover that payment, as per note 46.1 to the financial statements as of 06.30.05 published in the Financial Data Highway, amounted to $ 277, and it is therefore easy to calculate 1% within any maximum cap provided under section 261 of the Business Companies Law. It should also be noted that the Supervisory Committee has expressed conflicting opinions in relation to the date on which the Shareholders' Meeting was to be held by application of Section 261 of the Business Companies Law. Upon calling the Shareholders' Meeting, no consideration was given to the fact that the Regulations of the Argentine Securities Commission fail to consider the second part of section 71 of Law No. 19,550 which sets forth a clear exception in those cases in which the Bylaws have provided for a compensation based on a percentage of results. This regulation may not be automatically applied to the compensation plan already approved by the Company's shareholders' meeting. The second part of section 71 of the Business Companies Law entitles to payment

of fees related to the earnings obtained in the fiscal year or to stock appreciation already authorized by the shareholders' meeting even in the event prior losses have not been covered. Consequentially, the Regulations of the Argentine Securities Commission under Chapter III and the text of the Agenda included in the Shareholders' Meeting Notice thereby provided for do not comply with the terms of section 71 of the Business Companies Law and are misleading. Consequentially, with earnings having been recognized in the financial statements as of 12.31.04 approved by the Shareholders Meeting No. 51 dated 04.28.05, the mechanism applicable is the profit sharing plan thereto associated. In the case under consideration, none of the bonus regimes have exceeded 25% of these earnings. As regards the SAR, it accrues based on the average of quotation of the share in the 90 days following publication of the financial statements for the fiscal year in which they were generated, which proceeds upon publication in the Bulletin of the Buenos Aires Stock Exchange after approval by the Board of Directors, which took place on February 15, 2005. The 90-day period expired on May 16, that means, long after the notice to the annual ordinary shareholders' meeting held on April 28. The only prior experience in the accrual of SAR was last year and the shareholders' meeting was able to consider it as its determination was delayed until May 31, 2004. Resuming the issue of the current bonus, calculation thereof adjusts to the evolution of the price of the share, as maybe confirmed by verification of the spreadsheet delivered by the company at the request of the party presenting this motion. It has been discussed whether the resulting values have exceeded the maximum caps established in Section 261 of the Business Companies Law as regards earnings for fiscal 2004. This was the Syndics' understanding and arises from the summary proceedings commenced by the CNV as published in its webpage in the so-called Financial Data Highway and additionally disseminated by the press. The financial statements reflect after tax earnings for $ 297 million, adjusted by the Supervisory Committee to the amount of $ 277 million by deducting the allowances for payments of these benefits. The bonus payment made does not exceed 25% of these

earnings and although it exceeds by 2.5% the amount of 5% of the earnings upon the absence of dividend distribution, it should be considered in our case that the Company was unable to distribute dividends pursuant to the prohibition stipulated in the debt-restructuring agreement. In Resolution No. 15,119 to which I have already referred, the CNV questions all the payments made in excess of 5% of these profits, in so far as the distribution of earnings was impossible given the existence of accumulated losses. Therefore, it would no longer be possible to invoke the confusing Chapter III of the CNV Regulations as to the fact that fiscal 2004 reflected a "computable deficit in the terms of the Regulations of the Argentine Securities Commission", but the application of the lower maximum cap mentioned in Section 261 of the Business Companies Law. However, the reason for the existence of the variable maximum cap for the fees of the board of directors set forth in section 261 of the Business Companies Law according to the distribution of earnings that the board itself proposes and approves after the shareholders' meeting, relates to the coincidence of interests between the board of directors and the shareholders: the higher the amount of distributed earnings, the higher the percentage of fees payable up to the 25% of the profits when these have been fully allocated to the shareholders. The prohibition upon payment of dividends by application of the first part of section 71 of the Business Companies Law does not have a scope similar to that of non-distributions applied pursuant to section 261 of the Business Companies Law as in the latter case it is a voluntary decision by the company not resulting from a statutory provision. Therefore, the 5% limit is not applicable, given that if a distribution of earnings had been possible, it would have proceeded broadly, as committed and voted in Point III of the Minutes of the Ordinary Shareholders Meeting No. 17, dated 04.13.00, in which case subsequent to approval of the extraordinary allowance to regularize the privatization financial statements, an express commitment was made to pay the full amount of dividends possible in the future. That is why we may understand that the limit is 25%, which has not been exceeded by the amounts subject to consideration. This interpretation is reinforced

by the fact that the bonus plan is applied on a year by year basis. If, in each case the need would have arisen to consider the results on a cumulative basis, a cumulative mechanism should have been provided for bonus compensations payments, which does not take place in this case and therefore during several fiscal years compensation based on stock appreciation rights and profit sharing regimes did not proceed. Therefore, Mr. Alejandro KOVALINK repeats, motions and votes in favor of debating and approving straight away the fees submitted to consideration by the meeting, as well as the actions that the Executive Committee has taken in this respect. The representative of shareholder SIEMBRA AFJP FONDO, identified as No. 19, asks for the floor and submits to the consideration of the shareholders the inclusion in the quorum of the representative of shareholder MET AFJP CUENTA FONDO, who submitted all documentation in due time and manner but failed to sign the Book of Record of Shareholders' Meeting Attendance, which has already been closed. Mrs. President submits the request to the consideration by the shareholders' meeting and given the absence of objections, the shareholder identified as No. 21 is incorporated to the shareholders' meeting. Thereafter, Mrs. President gives the floor to Mr. Eduardo ELSZTAIN who commences his presentation expressing his pleasure at the percentage of attendance at this meeting, in excess of 97 per cent, and citing Cipriano Rodríguez, says that if it is true, as already indicated by some author, that in our day and age a shareholders' meeting represents a one-day democracy, at least on that day, the sun of the information due to shareholders should glisten in full, with no avoidable shadows or obscurities. Mr. Elsztain then proceeds to ask the shareholders, in relation to those directors who have made comments considered to be natural by Mr. Elsztain, and the reproduction of situations taking place in many board meetings, should they be interested in having more details, they are free to request recordings to check in which manner the board goes through situations similar to those that took place in this shareholders' meeting, arise time and again in the board meetings, with several rebuffs such as those witnessed today. And Mr. Elsztain insists that the only way of confirming that is by

listening to the recordings. Next Mr. ELSZTAIN, in his position as Chairman of the Executive Committee, expresses that prior to casting the votes, he considers it necessary to analyze the background information related to the actions implemented by the Executive Committee and the benefits that such actions have yielded in favor of the entity and that it is for this reason that he asks for the floor. The floor having been given to Mr. ELSZTAIN, he states that in order to properly analyze the actions implemented by the Executive Committee, consideration should be given to the unprecedented economic and regulatory context in which the Executive Committee had to operate, as these circumstances constituted a major conditioning factor for the scope of the actions implemented and render the successful results obtained all the more meritorious. Already prior to the 2001 crisis, specifically during 2000, Banco Hipotecario had to record a loss of $ 535 million, not related to the new team responsible for BHSA's management in 1999 and it also had to set up loan loss provisions for the loan portfolio granted prior to the privatization of the bank and granted under questionable credit and risk standards. As it is publicly known, in the year 2001 the country underwent a severe financial crisis, hand in hand with growing legal instability, which had a serious impact on most of the financial entities in addition to generating a whole series of consequences at the social and institutional level. There is no denying the major impact on the Bank's economic and financial situation and its operations caused by macroeconomic factors of an exogenous nature such as: the disappearance of external financing, the default on the country's external debt, the devaluation of the country's currency, the asymmetrical re-denomination into Pesos of deposits and bank assets originally agreed in US Dollars or other foreign currencies and subject to Argentine legislation as well as the consequential three-fold increase in liabilities, the replacement of the CER (reference stabilization coefficient) indexation rate with the CVS (salary variation coefficient) as variables to adjust home mortgages originally agreed in US Dollars and subsequently re-denominated into Pesos, the subsequent

disappearance of the CVS adjustment in those cases in which the real property was a family only dwelling home, the amendment to the Bankruptcy Law in order to reflect certain provisions aimed at protecting debtors, the temporary suspension, extended time and again, of court foreclosures in the cases of loans secured by mortgages, the establishment of maximum interest rates for loans secured by real or personal property originally agreed in US Dollars and subsequently re-denominated into Pesos, the limitations imposed by the Central Bank extending to those entities that received advances and re-discounts from the Central Bank, as well as the inflationary process thereby caused, the rise in unemployment rates and the decrease in the purchasing power. As a result of this exceptional situation, BHSA was left in an extremely critical situation as it generated a deep structural imbalance between its assets and liabilities. BHSA's assets in foreign currency were converted into Pesos, whereas most of the Bank's liabilities in foreign currency were still payable in the currency in which they had originally been agreed. The deepening of the crisis and the amendments to regulations had an adverse impact on the evolution of the Bank's business and particularly on its financial position. It should then be easy to conclude that the events described had a dramatic impact on the BHSA as it is public knowledge that emergency measures had a strong impact on the mortgage loan market, BHSA's characteristic product. Additionally it should be mentioned that this Executive Committee has proposed, unsuccessfully, in the course of the past three years, that a Bank should be acquired, a step necessary in our opinion to foster BHSA's growth and strengthening, as has already been disclosed in the entity's business plan, though such objective was not attained for reasons outside our control. Notwithstanding the extreme complexity of this context, the members of the Executive Committee succeeded in regularizing and curing the entity's situation in terms of liquidity, solvency, risk and profitability, laying the groundwork for a dynamics of compliance with commitments that is still at work today. Achievements of the members of the Executive Committee: In the first place it should be noted that income was recorded for the fiscal year ending on

December 31, 2004. This income was a direct consequence of the hard work and unyielding dedication of the Executive Committee thanks to which income for 2004 was **300.9 million** (including the accounting allowance that covers payments to the Executive Committee and submitted to this shareholders' meeting for approval, as well as the payments due to the Bank's managers), with net income being 279.1 million Pesos), which additionally represents the highest income recorded in the whole Argentine financial system (the Bank with the second highest income reported income for $ 193 million) and higher even to that recorded for the prior fiscal year. Whereas in fiscal 2003 BHSA was the only Bank in the Argentine financial system that recorded income, except for Banco Bansud - which also recorded an income though for a lower value. BHSA's income amounted to 255.2 million Pesos. In turn it should be added that the income obtained for the two first quarters in 2005 was also excellent, as it amounted to approximately $81 million in spite of the difficulties derived from the negotiations over BNL which stands for 20% of the whole system. This sustained growth, fostered and driven by the Executive Committee, gained momentum in early fiscal 2003, the time in which a strategy was prepared and developed to recover the solvency of the entity and to reverse the losses that BHSA had been facing as a result of the economic crisis. Given this situation, the Bank had to launch a restructuring of its liabilities and obtained the adhesion of 95.2% of bondholders to the refinancing proposal designed by the entity. The entity was also able to refinance all of its indebtedness to other banking entities, which yielded a joint acceptance (notes negotiable obligations and loans by banks) of 97%. This achievement in turn made it possible to harmonize the payment of liabilities with the flows generated by assets, with BHSA becoming the first financial entity to attain such objective. As a corollary of the above, BHSA became the first financial entity that succeeded in restructuring its US Dollar 1.3 billion indebtedness, a process that concluded in February 2004, which at that time represented the biggest restructuring taking place in Argentina. The positive results of our management continued to be reflected in fiscal 2004. As already referred, in the course of that fiscal year

the Bank recorded net income for 279.1 million Pesos, which exceeded the net income recorded in fiscal 2003, which amounted to 255.2 million Pesos. It is to be borne in mind that this considerable income was generated in a period in which BHSA also succeeded in properly meeting its obligations, pre-paying even the indebtedness to the Central Bank incurred during the crisis, at a time in which most financial entities were resorting to the financing granted by the Central Bank. In compliance with the provisions previously agreed, in January 2004 the Company made the payments agreed upon in the restructuring of the debt and in the subsequent months it paid in due time and manner the amortization services and interest of such indebtedness. Also met were the liabilities assumed to the Central Bank starting in March 2004, in accordance with the approved schedule. As regards the indebtedness assumed to the Central Bank, it is to be highlighted that amortizations of such debt were met in advance, which in turn benefited BHSA. The Executive Committee also promoted the implementation of a whole new range of products and services - unprecedented in BHSA's businesses until that time- which also constituted a determining factor to post the significant net earnings that have already been mentioned and that represented a considerable increase in the entity's net shareholders' equity. The products are basically classified under three headings: Lending Products (mortgage loans and consumer loans), Borrowing Products (retail term deposits, savings accounts and checking accounts) and Other Services (a category that includes products as diverse as alternative insurance products, factoring, stock exchange transactions, credit cards and many more). And this has all been possible thanks to the implementation of a cutting edge operating system (Cobis) and the technological renewal that took place in August 2004 and that came as a result of intense efforts that allowed the bank to make progress in its strategy of product diversification and development of its retail banking transactions. In 2004 the Committee also promoted the re-launch of the process to place *Cédula Hipotecaria Argentina (CHA)*, a mortgage note listed in the Buenos Aires Stock Exchange that relies on broad support and has shown widespread acceptance by investors, thereby developing the

local capital market, also in accordance with the premises laid down by the national authorities. As of to date and after a year since it started, four series have already been placed at five years and for a total of $227 million, with offers having been received for a total of $ 500 MM. Mention should also be made of the considerable participation of retail investors that has been 37% of the placement. Mr. Elsztain states that the development of this product is expected to continue as it is of fundamental importance and takes this opportunity to indicate that work is being done on the development of a housing financing plan in which collaboration with the National Government is expected. It is really hard to resume the placement of notes at five years in Pesos and recover confidence so that we obtain financing and are thus able to lend in local currency and to build in local currency. Another highly positive aspect, also related to the successful management of the entity by the Executive Committee has been the procurement of financing sources through loans granted by foreign creditors for amounts in excess of US$ 120 million, being the first bank to which foreign capitals were made available after the 2001 crisis, as it deserved the trust of Deutsche Bank and Crédit Suisse First Boston International. These two banks lent the entity US Dollars 65 million and 50 MM respectively, at an interest rate of only 6.50%, in a general context of crisis and instability in all the aspects. The merit is even bigger taking into account that such loans were obtained prior to the restructuring of Argentina's sovereign debt, at a time in which access to financing was even more difficult, with the renewals having been even with lower spreads. Another outstanding event in the course of fiscal 2004 is that under the Executive Committee's management, BHSA was one of the first banks to prepay in full its debt for rediscounts to the Central Bank of Argentina and to repurchase its restructured indebtedness for amounts in excess of US Dollars 275 million. It is to be borne in mind that there were more than US Dollar 20 billion in rediscounts granted in the financial sector and that BHSA, given its size and the amount of its net shareholders' equity, could have been one of the main beneficiaries. But, in addition to not being the main beneficiary, BHSA was also

able to prepay the full amount of its indebtedness to the Central Bank in advance. It should also be highlighted that the work done in relation to the reduction of administrative expenses (that were reduced by 60% in real terms in the period 2001/2005) which as of March 2005 represented 1.19% of its total assets, a ratio that also represents one of the best in the system and certainly the best among the banks included within the public offering regime and that have their notes listed. In addition, the efforts made in relation to the reduction of non-performing loans, show continued improvement that may be verified in the reduction of the percentage of these loans from 22.2% in the worst time of the crisis, to a 10.5% as of March 2005. Pursuant to the successful management by the Executive Committee, BHSA shows outstanding indicators for profitability, efficiency, quality of its loan portfolio and levels of bad loan provisions as well as the ratio between its capital and indebtedness, thanks to which it ranks as a leading Bank in terms of solvency, profitability and liquidity.

COMPARISON OF MAIN BANKS

	2003				2004			
	GGAL	BSUD	BBVA	BH	GGAL	BSUD	BBVA	BH
Net income	(199,0)	190,2	(275,7)	255,2	(108,6)	193,0	(84,7)	279,1
Administrative expenses [1]	(400,9)	(217,6)	(507,7)	(101,7)	(442,5)	(247,2)	(474,8)	(105,3)
Assets	21.186,6	4.889,2	14.120,8	7.912,1	22.259,6	6.061,9	14.468,8	9.037,1
Net shareholders' equity	1.352,8	1.216,4	1.750,4	1.680,8	1.198,2	1.257,3	1.618,5	1.959,2
Adjusted net shareholders' equity [2]	692,8	1.134,2	857,2	1.678,8	611,4	1.176,4	817,3	1.952,9
Net shareholders' equity/assets	6,4%	24,9%	12,4%	21,2%	5,4%	20,7%	11,2%	21,7%
Average net income/net sharhoelders' equity					-8,5%	15,6%	-5,0%	15,3%
Adm. expenses / Assets	1,9%	4,5%	3,6%	1,3%	2,0%	4,1%	3,3%	1,2%
Adm. expenses/Net shareholders' equity	29,6%	17,9%	29,0%	6,1%	36,9%	19,7%	29,3%	5,4%
P / B	1,9	1,5	2,3	0,7	2,6	1,8	2,0	0,8
P / B Adjusted [2]	3,6	1,6	4,6	0,7	5,1	1,9	4,0	0,8
Share appreciation	168%	189%	118%	336%	26%	25%	-17%	28%

Notes:

1) Includes fees to directors

2) Net shareholders' equity having deducted intangibles (injunctions for the protection of constitutional rights - *amparos*)

As regards mortgage loans as from the start of the year until mid-August, the amount of loans granted was $108 millions, which

evidences a strong recovery in the Bank's traditional product which was severely affected by the crisis erupting in December 2001 and consumer loans were granted for approximately $71 million. An approximate number of 45,000 credit cards were issued, a product that the Bank did not issue before. Our default index in the new portfolio must be the lowest in the whole market as it is hardly 1% and approximately 10% for the old portfolio. The following are the charts related to these issues. The degree of success and diligence of BHSA's management was recognized in late October 2004 when the Superintendency of Financial and Exchange Entities, in its role of supervisory agency, decided to consider that the regularization and financial turnaround plan presented by BHSA in due time and manner had been properly complied with. This plan basically entailed the re-scheduling of terms and interest rates of commitments in foreign currency, the acceleration of liquid income generated by financial assets by promoting the prepayment of mortgage loans, collection of compensation payable by the Argentine Government to meet the currency imbalances and impacts to the entity's property as well as the replacement of liabilities denominated in US Dollars by liabilities denominated in Pesos, which decreased the Bank's risk of exposure to variations in the exchange rate. As a result, the Central Bank, after having analyzed the evolution of BHSA, understood that the entity had met in due time and manner the objectives proposed. Such resolution, of an objective nature due to the fact that it had arisen from the supervisory agency, is a clear indication that the Executive Committee led the entity to the full attainment of the objectives proposed. The official recognition of the Committee's positive performance was exteriorized in the upgrade to the entity's credit ratings on the part of credit risk agencies Standard & Poor's and Fitch, with the BHSA having been granted the highest ranking among the Banks in the Argentine financial system. In addition, the success of our management was unequivocally evidenced in a factor as relevant as the increase in the value of BHSA's shares, which increased by 359% since early 2003 until the end of fiscal 2004, while the Bank's net shareholders' equity increased by $ 987 MM from its lowest value in September 2003. The

increase in the value of the share reflects the confidence of market players in BHSA and constitutes a concrete benefit for the entity and for all its shareholders. Another fact of absolute relevance and essential when considering compensation is that BHSA's net shareholders' equity amounts to $ 2,014,3 million (a value similar to the value prior to the crisis in 2001), with the entity being the leader of the private sector and ranking second in the general ranking, preceded only by Banco Nación. Additionally, BHSA has assets for $ 9133.9 million, and earnings during 2004 amounted to $279.9 million, even considering the accounting allowance that covers payment of the compensation to the Executive Committee subject to the consideration of this Shareholders' Meeting and that of the Bank managers for stock appreciation rights and profit sharing. Therefore, the percentages of the compensations based on which the Argentine Securities Commission has commenced summary proceedings are low in comparison to the net shareholders' equity (1%), the profits for fiscal 2004 (7.28%) or the assets managed (0.22%). For as long as the Executive Committee was responsible for management, the price of the share saw a major recovery from the very low values at which it was being quoted in early 2003 (hardly $1.86 per share), and as of June 30, 2003 ($2.3 per share), which became an absolutely determining factor for the holders of the options launched by the NATIONAL GOVERNMENT in the framework of the privatization and pursuant to the Option Agreement entered into between Banco de la Nación Argentina (as representative of the Argentine Government as beneficiary), the First National Trust of New York, as trustee and BHSA as issuer, were exercised at their maturity date, in February 2004. It is obvious that such exercise would have been impossible if the price of the share had been maintained at such low values (resulting from the damage sustained by BHSA as a consequence of the emergency laws). Therefore, in February 2004, the Argentine Government transferred to private investors 17 million of BHSA shares, in conformity with the privatization law and the statutes regulating it, receiving in exchange the very significant amount of $ 125 million. This transaction meant, additionally, the sale of shares in the most

significant public offering in the course of fiscal 2004 in Argentina. As a proof of the successful management exercised by the Executive Committee, BHSA was awarded the "Best Bank of Argentina in 2004" prize by the prestigious international specialized publication "Latin Finance" in their annual ranking published in the December 2004 edition. Conclusion: All these achievements, consolidated during the management of the Executive Committee are related to directors who have a deep commitment to the interests of the company and all of its shareholders, absolutely associated to the social interest. Given all the above, it is clear that the actions implemented by the members of the Executive Committee represented serious, sustained, hard and thorough work to promote the entity's interest, which in turn translated in concrete, tangible results, recognized by investors, creditors, finance suppliers, specialists in the area, credit risk agencies and the State itself, through the agency responsible for control of the company. This management allowed the BHSA to successfully emerge from the most severe crisis and not only reinstated BHSA to its traditional position in the financial market but even exceeded the expectations related thereto, supplying it with the credibility and solvency necessary to carry out its business normally and smoothly. It is not exaggerated to hold that these executive directors recovered a financial institution on the verge of collapsing as a consequence of the widespread crisis suffered by the country, which turns BHSA into a leading, vigorous entity, in permanent growth and deserving international confidence at an unprecedented level. This unyielding, efficient and committed effort, characterized by noticeable objective results, justifies an economic recognition in accordance with the importance of these actions and specifically, of the "responsibilities, time devoted to their functions, competencies, skills and value of the services in the market", to use the criteria proposed by the Argentine Securities Commission. It should be added that the amounts as fees submitted to your approval arise from a mathematical formulation established by the distribution regime approved by the Shareholders' Meeting held in April 1999 and renewed by the shareholders' meeting held in May 2004 and set forth in

section 14, sub-section c) of the Bylaws of the Bank and that the crisis situations described above prevented executive directors and managers from being rewarded in the years since 1999 in relation to the stock appreciation rights. Any resolution to be adopted should take into consideration that the members of the Executive Committee, working in a markedly critical context, succeeded in obtaining for BHSA a repositioning in the market and a series of very specific major benefits reaching a position that allows the entity to expect an auspicious future. Obviously there is no other alternative than to compensate this effort in accordance with the benefits that it has generated in favor of BHSA and all its shareholders. He thanks the support received as of to date and hopes that the Executive Committee will continue to contribute to the Bank's growth and development with the collaboration of all of its shareholders. Thereafter, Mrs. President proceeds to explain the results and comparisons with other banks shown to the shareholders in a slide presentation. Mrs. President notes that both financial and operational indicators have evolved very healthily. As regards the quality of the portfolio, Mrs. President indicates that non-performing loans were at the worst time equal to 22%, at the time of the privatization they were 15% and they are now 10.2% and are at the maximum level of percentage between collected over issued. Then she refers to the sustained growth of all the Bank's business operations and to the significant evolution of mortgage and consumer loans. She wishes to highlight that the annual objective as proposed and approved by the board of directors in relation to consumer loans was met in June and in relation to mortgage loans, in August two thirds of the budget had been met. The same degree of growth has been verified in insurance policies, term deposits and credit cards. In relation to mortgage notes, she highlights that the 4 series launched by BHSA were oversubscribed by an average of 2.4%. The volumes traded are a clear indication of the extent to which this product has become a novel savings instrument for Argentina's society. Mr. MACCHI takes the floor and expresses that after listening attentively to the presentation made by Mr. ELSZTAIN, he wishes to underscore first that Mr. ELSZTAIN referred to

brusque rebuffs and then Mr. MACCHI wonders whether the comments made by the directors, that is, that an amount of 30 million has been collected as fees given the situation described, constitute or not an even more serious rebuff. He adds that during the whole speech he has not heard the word Board of Directors being mentioned because references were constantly made to the Executive Committee. And therefore, he indicates that already in the course of board meetings Mr. MACCHI had posed the issue of the function of the board of directors: is its function that of a consultative committee? Because all the issues are being dealt with by the Executive Committee. He continues to add that he has being waging a harsh battle for a time already in the sense that the issues that the Executive Committee submits to the Board allegedly for the Board information, are in the personal opinion of Mr. Macchi issues that are to be considered by the Board. Given that it is obvious that no clear answer has been provided as to what should be informed to the board and as to what should be considered by the board at the time of discussing the fees, the issue was directly not submitted to the Board. All the merits are for the Executive Committee and the only thing missing from the speech given by the Chairman of the Executive Committee was that the responsibility for the good things falls on the Executive Committee and the blame for all the bad things falls on the Board of Directors. He then expresses that, in his position as director, he feels somehow affected, and his personal opinion is that the situation is exactly the other way around. That the problem of the Bank is the Executive Committee and the operation of the Executive Committee as it is authoritarian, absolutist and poor in transparency. That should the Executive Committee operate as in any other going concern, operation should be absolutely participational, it should submit issues to the Board of Directors, look for consensus with the Board of Directors and based on that the entity would start working properly. Mr. MACCHI then proceeds to invite the shareholders to imagine this Bank, currently led by an Executive Committee that voted for itself

a fee of not more and not less than $30 million, without the involvement of the Board of Directors and wonders should the Board of Directors be listened to? Should the board be given participation? Should not issues be submitted to the consideration of the Board? Mr. Macchi explains that in his position as lawyer, having studied commercial law and corporate law, he knows very well that it is the Board that manages the ordinary business of a company and that the role of the Executive Committee is to resolve day-to-day issues, as long as issues are being consulted with the Board and this is much more so in a Bank that in practice lacks a General Manager, as one only individual occupies the roles of both President and General Manager. This has been observed by the CENTRAL BANK OF ARGENTINE which directly declined to approve the appointment of the same person occupying the position of President to the position of General Manager. Then he proceeds to ask whether there is any bondholder present at the meeting, somebody to whom the bank had restructured the indebtedness, in order to hear the opinion of this bondholder in relation to payment of these fees at a time when a major portion of the funds that this bondholder had lent to the bank had been reduced. Mr. DEL PIERO asks for the floor and proceeds to highlight that he agrees with the opinions expressed by Mr. MACCHI in relation to the operation of BHSA's management. He wishes to remind the shareholders' meeting that the Executive Committee is a creation of the shareholders' meeting itself. It has not been set forth in Decree 924 that regulated the law that created the BHSA, nor is it set forth in the exhibits to the Bylaws attached to Decree 924 and that should be the Charter governing the Bank. Mr. Del Piero indicates that he wishes to focus on the issue because he agrees with Mr. Macchi's opinions and asks the shareholders to ponder about this situation as this currently serious working problem in the Entity should be reviewed, considered and solved fully so that the Board of Directors may recover its powers as management body to which it is entitled. The Director for Class "D", Ernesto VIÑES, takes the floor and expresses that the Executive Committee is a body set forth in the Commercial Business Law, that the extraordinary shareholders' meeting has received it and included it within its

dealings and it has operated in accordance with the provisions set forth in the Bylaws very strictly and the minutes of the meetings of the Executive Committee reflect all the management actions that have been implemented or have been adopted pursuant to such operation. He proceeds to add that the meetings of this Executive Committee are many times more consistent than the board meetings in which discussions are sometimes very lengthy and no positive conclusions are reached. Mr. FORNERO takes the floor and adds that Mr. VIÑES does have an indisputable point as regards the legality of the existence of the Executive Committee. The legitimacy of the existence of the Executive Committee is to let the shareholders, the public opinion and common sense see that the Executive Committee is made up exclusively by members of the group in charge of management that hardly represent 25% of the shares of the Bank. And therefore he poses a question as to whether the legitimacy of the operation of an Executive Committee corresponds to anything but a summary of the Board of Directors. He considers that this is not the case, but that the Executive Committee should be the summary of the Board of Directors. But among one of the anomalies shown by the legal battery that constitutes the law that privatized Banco Hipotecario and the current operation of the corporation, there is this nonsense in which a group that holds less than 25% of the capital stock of the company has 100% of the decision powers in the Executive Committee. He adds that he makes no judgment as to whether the aim of this proportion is to help the Executive Committee distribute funds among themselves, for the common good as Mr. Elsztain had said, that he feels he is working for the bank's benefit. In the opinion of Mr. Fornero, the legal system is illegitimate in terms of common sense, which should mandate that an executive committee should respond to the full shareholder expression of a corporation and not to its minimum portion, otherwise, he should then echo the appreciation voiced by Mr. MACCHI as to what should the function of the Board be? Among other things, for instance, the police power to which the board is entitled to control the actions of the Executive Committee, a committee that on one occasion tried to sell to Banco Hipotecario an amount of US Dollars 50 million in a mortgage loan portfolio

later discovered, through an investigation, to belong to IRSA. The Chairman of HOFISA, had a domicile of residence in Bolívar 105 and the directors of Banco Hipotecario learnt that the Executive Committee had succeeded in finding a splendid business consisting in acquiring the mortgage loan portfolio of HOFISA for US Dollars 50 million, for 90% of its value; a loan portfolio that President ROJO himself, had refused two years ago. And they had to discover that it had been concealingly presented as a sensational mortgage loan portfolio. The Board of the Bank rejected and succeeded in a having the votes cast against the purchase of the HOFISA loan portfolio, concealed and related to Mr. Eduardo ElSZTAIN. Therefore, he repeats that he agrees with Mr. VIÑES but that Mr. MACCHI also has a point. The Executive Committee has to act subject to the decisions of the Board of the Directors, the highest authoritative body, second only to the shareholders, in the day-to-day operations of the BHSA and above all, the executive committee has to be the expression of all shareholders. He then asks the shareholders whether any of them is represented in the Executive Committee and he provides the answer himself: nobody is. Neither those voting in favor nor those voting against. He proceeds to affirm that the Executive Committee starts with friend ELSZTAIN and from there goes on. He continues by saying that Mr. ELSZTAIN makes good decisions, but in his opinion, the distribution among the members of $30 million is no merit in relation to what has been previously read, because they are in Argentina's status quo and that on December 31, 2001 dead bodies lay in Avenida de Mayo while here speculation was going on as to the distribution of $ 2 million. Then the interest was the appetite of their pockets, not the general interest. And not only did they fail to think about the BHSA that has the State as majority shareholder, but also to apply society's common sense. He wonders: what would those people who at the time were in the middle of the "bing bang" say now? They would say: "Look at the party! In Banco Hipotecario they are distributing among themselves $ 2 million!". He adds that, thank God, the Board also objected that distribution and reported it, even when the then Ministry of Economy was partial to laws that permit to catch elephants inside a zoo. This has to be borne in mind

by those raising their hands today. He then asks the shareholders to think what kind of Banco Hipotecario they desire and he reminds all those present that the Bank goes back 119 years and that these people have been here for six or seven years, pursuant to a law that should be reviewed. Because in the same way that the laws that let criminals walk free in full impunity should be reviewed, the laws that allow certain individuals to commit excesses should also be reviewed. And this people, pursuant to that law and in a framework of legality, are committing an illegitimacy consisting in committing excesses. And that should be discovered. Today, here, we have to deal with those excesses. He says he is not interested in the current value of the BHSA's share but that he is more interested in knowing how much the Bank's future is worth. It is likely that the shares will quote tomorrow at one price or other in accordance with what our dear journalists report on what has happened in this shareholders' meeting. He insists that he is interested in the future of the Bank itself. He adds that he has worked at the Bank for 35 years, that he has survived 17 presidents and much in the same way he will also survive the illegitimacy of a management that prioritizes the appetites of the pocket to the detriment of the general interest of the Bank. Mrs. President takes the floor and adds that with two motions having been submitted, clearly grounded, they will be submitted to the consideration of the shareholders and she invites shareholders to cast a vote on "Motion No. 1" corresponding to the expressions by shareholders recorded under No. 1, 2 and 4. Votes having been cast, Mrs. President informs that the motion has obtained 125,896,937 votes in favor, representing 49.05% of the votes cast. Thereafter, Mrs. President submits "Motion No. 2" to be voted, a motion that was presented by Shareholder recorded under No. 16. Votes having been cast, the motion obtains 130,760,358 votes in favor, representing 50.95% of the votes cast, the second motion being therefore approved. The following shareholders, preceded by their number of record, voted in favor of the first motion: 1 (BANCO DE LA NACION ARGENTINA AS TRUSTEE OF THE TRUST OF ASSISTANCE TO THE FEDERAL REGIONAL INFRASTRUCTURE FIDUCIARY BOND); 2 (NATIONAL GOVERNMENT - MINISTRY OF ECONOMY); 3 (BANCO DE LA NACION

ARGENTINA TRUSTEE OF THE PPP TRUST); 4 (BANCO DE LA NACION ARGENTINA AS TRUSTEE OF THE TRUST OF ASSISTANCE TO THE FEDERAL REGIONAL INFRASTRUCTURE FIDUCIARY BOND); 6 (THE BANK OF NEW YORK ADRS); 13 (CONSOLIDAR FONDO); 15 (MAXIMA S.A. AFJP PENSION FUND MANAGER); 18 (NACION AFJP ACCOUNT OF THE NEGOTIABLE NOTES FUND); 19 (SIEMBRA AFJP S.A. NEGOTIABLE CDV FUND); 20 (ORIGENES AFJP S.A. NEGOTIABLE FUND); 21 (MET AFJP ACCOUNT OF THE NEGOTIABLE NOTES FUND.); 41 (NACION AFJP NEGOTIABLE FUNDS MINIMUN CASH REQUIREMENTS ACCOUNT); 58 (GERARDO ANIBAL ODDERA) and 59 (MARIO FERNANDO MAHLE). The following shareholders, preceded by their number of record, voted in favor of the second motion: 5 (THE BANK OF NEW YORK ADRS 30.448.440 votes); 7 (IFIS LIMITED); 8 (IRSA INVERSIONES Y REPRESENTAC. S.A.); 9 (RITELCO S.A.); 10 (JPMORGAN CHASE BANK); 11 (DOLPHIN FUND PLC); 12 (BUENOS AIRES TRADE & FINANCE CENTER); 14 (INVERSIONES FINANCIERAS DEL SUR S.A.); 16 (MS X CO SEGREGATION); 17 (DOLPHIN FUND PLC); 22 (THE BANK OF NEW YORK ADRS); 24 (INVERSIONES FINANCIERAS DEL SUR S.A.); 25 (THE BANK OF NEW YORK ADRS); 26 (INVERSIONES FINANCIERAS DEL SUR S.A.); 28 (INVERSIONES FINANCIERAS DEL SUR S.A.); 29 (INVERSIONES FINANCIERAS DEL SUR S.A.); 30 (INVERSIONES FINANCIERAS DEL SUR S.A.); 31 (INVERSIONES FINANCIERAS DEL SUR S.A.); 32 (INVERSIONES FINANCIERAS DEL SUR S.A.); 33 (INVERSIONES FINANCIERAS DEL SUR S.A.); 34 (ISRAEL SUTTON DABBAH AND/OR DAVID SUTTON DABBAH AND/OR SALOMON SUTTON DABAH); 35 (INVERSIONES FINANCIERAS DEL SUR S.A.); 37 (ALEJANDRO ELSZTAIN); 39 (ISRAEL SUTTON DABBAH AND/OR DAVID SUTTON DABBAH AND/OR SALOMON SUTTON DABBAH); 40 (TOPPELBERG OSCAR DANIEL); 42 (PERELMAN ABRAHAM); 44 (INVERSIONES FINANCIERAS DEL SUR S.A.); 45 (BARILKA OSCAR MARCOS); 46 (ROJZEN DANIEL ISAIAS); 47 (INVERSIONES FINANCIERAS DEL SUR S.A.); 48 (CADOCHE CARLOS ARON); 49 (SILBERSTEIN MARIO); 50 (OBERBERG JAVIER MAXIMILIANO) and 52 (NATALIA ZANG). It is hereby expressly record that there have been the following abstentions, listed by shareholder preceded by their number of record: 5 (THE BANK OF NEW YORK ADRS for 22,141,560 votes), 51 (ZANG SAUL AND/OR SLIAPNIC GILDA MONICA), 54 (LIFSIC CLARISA AND/OR ESTOL CONRADO JOSE), 55 (BOERR MARTIN) and 60 (BCO GAL. SOC. DEP FCI FIMA ACCS), who hold, in the aggregate, 22,144,035 votes. Having no

further issues to discuss, this Shareholders' Meeting is closed at 3.00 pm.---------------------------

Public notice published in the Buenos Aires Stock Exchange Bulletin

BANCO HIPOTECARIO

Press Release

FOR IMMEDIATE RELEASE

Banco Hipotecario Announces Completion of Exchange Offers

Buenos Aires, December 30, 2003 – Banco Hipotecario S.A. (the "Bank") announced today the completion of its offers to the holders of its Series 1 10% Notes Due 2003, Series 3 10.625% Notes Due 2006, Series 4 13% Notes Due 2008, Series 6 12.25% Notes Due 2002, Series 16 12.625% Notes Due 2003, Series 17 9% Notes Due 2002, Series 22 8.75% Notes Due 2002, Series 23 10.75% Notes Due 2004, Series 24 9% Notes Due 2005 and Series 25 8% Notes Due 2005 (the "Existing Notes") to exchange their Existing Notes for new notes. The exchange offers expired as of **3:00 p.m., Monday, New York City time, on December 29, 2003.** The Bank will accept all Existing Notes validly tendered before the expiration date upon the satisfaction of the conditions to the Bank's exchange offers. Settlement of the exchange offers is expected to occur on **Wednesday, January 14, 2004.**

As of 3:00 p.m., New York City time, on Monday, December 29, 2003, the Bank estimates that the aggregate principal amount of Existing Notes tendered in the exchange offers was approximately US$913 million (including the dollar equivalent of euro-denominated Existing Notes), which represents approximately 94% of the aggregate principal amount of Existing Notes currently outstanding. Of the amounts tendered, approximately 77% elected to receive long term notes, approximately 7% elected to receive cash and approximately 16% elected to receive guaranteed notes.

Of the US$302.4 million aggregate principal amount of existing bank indebtedness outstanding as of December 29, 2003 (including the dollar equivalent of peso-denominated bank debt), the Bank estimates that US$ 302.4 million participated in the concurrent restructuring of the Bank's existing bank debt, representing 100% of the aggregate principal amount of existing bank debt outstanding as of such date. Of the amount that participated, approximately 20% elected to receive long term loans, approximately 10% elected to receive cash and approximately 70% elected to receive guaranteed loans.

Based on this information, the Bank estimates that no proration factor will be applied to the cash election or to the guaranteed debt election.

The Bank will issue a subsequent press release specifying the exact amount of its Existing Notes and bank indebtedness that was tendered and accepted in the exchange offers.

Banco Hipotecario S.A. is *a sociedad anónima* formed under the laws of Argentina in September 1997 to continue the business of Banco Hipotecario Nacional. The Bank distributes its products through a network of 25 branches and 3 sales offices located throughout Argentina.

This announcement shall not under any circumstances create any implication that the information contained herein is correct *as* of any time subsequent to the date hereof, or that there has been no change in the information set forth herein or in the affairs of Bank since the date hereof. No indications of interest in the offers are sought by this press release.

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF THE SECURITIES IN THE UNITED STATES, OR IN ANY OTHER JURISDICTION WHERE SUCH OFFER IS PROHIBITED, AND THE SECURITIES MAY NOT BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR IN ANY OTHER JURISDICTION WHERE SUCH SALE IS PROHIBITED. BANCO HIPOTECARIO DOES NOT INTEND TO REGISTER ANY PORTION OF THE OFFERING IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF THE SECURITIES IN ANY JURISDICTION OTHER THAN ARGENTINA, ITALY OR LUXEMBOURG. THIS PRESS RELEASE MAY NOT BE DISTRIBUTED IN THE UNITED STATES OR FORWARDED TO ANY U.S. MEDIA OR DISTRIBUTED OR FORWARDED TO THE MEDIA OF ANY OTHER COUNTRY IN WHICH SUCH DISTRIBUTION OR FORWARDING WOULD BE IMPERMISSIBLE IN THE CONTEXT OF THE EXCHANGE OFFER.

Banco Hipotecario S.A.

Public notice published in the Buenos Aires Stock Exchange Bulletin

BUENOS AIRES, May 13, 2004

Buenos Aires Stock Exchange

Re: Banco Hipotecario S.A., Risk Rating of common shares for up to $1,500,000,000 (one billion five hundred million pesos) (the "Shares").

Gentlemen:

I address you in my capacity as attorney-in-fact of Banco Hipotecario S.A., in reply to notice CD 170889 by the Buenos Aires Stock Exchange dated April 27, 2004, a copy of which is attached hereto.

In such respect, please be advised that in accordance with the provisions of book 6, chapter XXI, Section 3, Subsection 29 of the Regulations of the Argentine Securities Commission (as revised by RG 368/01), the termination of the Services Agreement with Moody's Latin América Calificadora de Riesgo S.A. in connection with the rating of our Shares was motivated by general administrative and commercial policy issues. At present, Standard & Poor's rates the Bank's shares and its US$1,200,000,000 Global Medium-Term Note Program.

Sincerely yours,

Banco Hipotecario S.A.

Public notice published in the Buenos Aires Stock Exchange Bulletin

City of Buenos Aires, May 28, 2004

Buenos Aires Stock Exchange

Dear Sir:

We hereby supply to the Commission the information requested in Section 19 of R.G. 400 dated March 26, 2002.

In this regard, please be advised that at the Audit Committee Meeting held on April 14, 2004, this Committee has recommended the Board *"to select the firm Price Waterhouse & Co., (company member of PricewaterhouseCoopers) to act as Independent Auditors of the Company"*. In addition, we also inform you that the appointment of Mr. Gabriel Rolando Martin and Mrs. Mirta Silvia Maletta, as Regular and Alternate Auditors, respectively, will be dealt with at the General Ordinary Shareholders' Meeting to be held on May 31, 2004.

Sincerely yours,

Banco Hipotecario S.A.

Public notice published in the Buenos Aires Stock Exchange Bulletin

BUENOS AIRES, June 10, 2004

To the
Buenos Aires Stock Exchange

Re: Application for Court Approval of *Acuerdo Preventivo Extrajudicial* (Out-of-court Restructuring Agreement).

This is to give notice to you that yesterday this bank filed an application for court approval of the *Acuerdo Preventivo Extrajudicial* (Out-of-court Restructuring Agreement) executed on January 13, 2004, under the scope of the process of restructuring of its financial indebtedness governed by foreign laws, concluded by this Bank by the end of last year.

The application seeks to extend the terms of the debt exchange offer implemented by means of such restructuring to those creditors who do not consent to it, who at present represent 3.91% of the principal amount subject to restructuring.

The filing was made before the National First Instance Court in Commercial Matters No. 14, Clerk's Office No. 28.

Sincerely yours,

Banco Hipotecario S.A.

BUENOS AIRES, November 9, 2004

Buenos Aires Stock Exchange

Re.: *Acuerdo Preventivo Extrajudicial* (Out-of-Court Restructuring Agreement).

This is to give notice to you that on October 29, 2004, the National First Instance Court in Commercial Matters No. 14, Clerk's Office No. 28, entered judgment rejecting the application filed by Banco Hipotecario S.A. (the "Bank") for court approval of the *Acuerdo Preventivo Extrajudicial* (Out-of-Court Restructuring Agreement) executed with the creditors of its financial indebtedness subject to foreign laws. In addition, it is hereby made known that on the date hereof the Bank has filed an appeal against such decision, which is therefore not final and conclusive.

Sincerely yours,

BANCO HIPOTECARIO S.A.

de 1,2 millones de barriles por día, opera nueve refinerías, cinco de ellas en España, tres en Argentina y una en Perú. En el área química, es líder en el mercado español de petroquímicos básicos y derivados, polímeros, productos intermedios y cauchos. Sus principales plantas se sitúan en España y Argentina. Cuenta con una red de casi 7.000 estaciones de servicio en todo el mundo. Más información: www.repsolypf.com

Basell

Basell es el mayor productor mundial de polipropileno y de poliolefinas avanzadas. Es además, un suministrador líder en polietileno y catalizadores, así como en el desarrollo y "licensing" del procesado de polipropileno y polietileno. Basell, junto con sus "joint ventures" tiene instalaciones industriales en todo el mundo y comercializa sus productos en más de 120 países. Más información: www.basell.com.

Nota de la Bolsa: La información precedentemente transcripta ingresó el 15.02.05 a las 15:46 hs.

BANCO HIPOTECARIO S.A.

Buenos Aires, 15 de febrero de 2005.-

Señores de la
Bolsa de Comercio de Buenos Aires

De nuestra mayor consideración:

Tenemos el agrado de dirigirnos a Uds. a efectos de informarles que el Directorio de Banco Hipotecario S.A. en reunión llevada a cabo el día de ayer resolvió dar mandato a un número de Directores de la Sociedad a fin de concretar las negociaciones mantenidas con Banca Nazionale del Lavoro (BNL) Spa, para la adquisición de sus negocios bancarios locales. En tal sentido se prevé efectuar la compra del 100% de la sociedad BNL Inversiones Argentinas S.A. (previo desprendimiento de su actividad aseguradora), propietaria de la totalidad del paquete accionario de Banca Nazionale del Lavoro (BNL) Argentina S.A. y de las líneas de crédito que BNL SpA tiene contra éstas, en la suma de US$ 207 millones, mediante pago contado una vez que se obtengan las correspondientes autorizaciones administrativas. Asimismo, BNL Spa recibirá acciones de Banco Hipotecario S.A. por un valor libro de US$ 25 millones, que representan una participación del orden del 3,7% del capital social.

Con la finalización de este acuerdo, Banco Hipotecario, contará con una amplia red de sucursales en todo el país, dotada de un gerenciamiento con un fuerte know how en los negocios bancarios minoritarios, asegurando a todos los usuarios actuales de BNL Argentina la misma calidad de servicio que se les presta actualmente.

Asimismo BNL SpA, a través de su participación en el capital accionario y en el directorio de Banco Hipotecario, mantendrá su presencia en el mercado argentino con el propósito de incrementar el intercambio ítalo-argentino y facilitar los acuerdos comerciales, a través de Banco Hipotecario que contará al efecto con una oficina de negocios italiana.

Saludamos a Uds. atentamente.

Ernesto Viñes
Apoderado

Nota de la Bolsa: La información precedentemente transcripta ingresó el 15.02.05 a las 17:11 hs.

FIDEICOMISOS FINANCIEROS

PAGO DE INTERESES Y AMORTIZACION

BANCO DE VALORES S.A.

Confibono S-II
Clase "C1"

A los Señores Inversores:

Se informa que de acuerdo con los términos y condiciones de la emisión, el día 21 de febrero de 2005 procederá al pago de los siguientes servicios:

Clase "C1"
Pago de servicio N°: 13
Período: 01/01/05-31/01/05
Nuevo Valor Residual: $ 9,00
Porcentaje sobre V.N. inicial: 0,00% s/ capital nominal.
Porcentaje de intereses del período: 18,8642945%
Total renta en pesos: $ 391.230,—
Código de CVSA: 33039

Delma I. Ferrero
Dto. de Títulos y Fideicomisos

Daniel Collante
Adm. de Fideicomisos

BANCO DE VALORES S.A.
BONESI S-II
Clases «B» Y «C»

A los Señores Inversores:

Se informa que de acuerdo con los términos y condiciones de la emisión, el da 21 de
Febrero de 2005 proceder al pago de los siguientes servicios:

Clase «B»
Pago de servicio nro.: 14
Período: 01/01/05-31/01/05
Porcentaje de amortización de capital: 12.0162 % s/capital nominal.
Amortización en pesos: 49,360.0000
Nuevo Valor Residual: $ 0
Porcentaje sobre V.N. inicial: 0.0000000 %
Porcentaje de intereses del período: 0.1275628 % s/capital nominal.
Total renta en pesos: 524
Código CVSA: 33052

Clase «C»
Pago de servicio nro.: 9
Período: 01/01/05-31/01/05
Porcentaje de amortización de capital: 2.9553902 % s/capital nominal.
Amortización en pesos: $ 31,091
Nuevo Valor Residual: $ 126,536
Porcentaje sobre V.N. inicial: 12.0280225 % s/capital nominal.
Código CVSA: 33053

Daniel J. Collante
Adm. de Fideicomisos

Delma I. Ferrero
Dto. de Títulos y Fideicomisoso

BANCO DE VALORES S.A.

MEGABONO S-II
Clases "C"

A los Señores Inversores:

Se informa que de acuerdo con los términos y condiciones de la emisión, el día 21 de Febrero de 2005 procederá al pago de los siguientes servicios:

Clase "C"
Pago de servicio N°: 16
Período: 01-01-05 / 31-01-05
Porcentaje de intereses del período: 7,9395402%
Total renta en pesos: 103.611
Código de CVSA: 33024

Daniel Collante
Adm. de Fideicomisos

Delma I. Ferrero
Dto. de Títulos y Fideicomisos

La Invitación a Suscribir el APE

A las 17.00 horas, hora de Nueva York, del 2 de mayo de 2005, se han recibido poderes y Contratos de Adhesión por un monto de aproximadamente U$S 86.233.000 de capital de la Deuda Existente.

La Invitación a Suscribir el APE continuará en todos sus aspectos sujeta a todos los términos y condiciones descriptos en el Prospecto de la Invitación a Suscribir el APE de la Compañía de fecha 7 de noviembre de 2003 (el "Prospecto"); con excepción de que cualquier persona que hubiera otorgado un poder y hubiera presentado sus Obligaciones Negociables Existentes al Agente de la Solicitud o hubiera suscripto un contrato de adhesión con el Agente de la Solicitud con relación a su Deuda Bancaria Existente, quien tendrá el derecho de retirar dicho poder y Obligaciones Negociables Existentes o ser liberado de sus obligaciones bajo el contrato de apoyo hasta las 17.00 horas –hora de Nueva York– de la Nueva Fecha de Vencimiento. Toda persona que desee ejercer este derecho de retiro, deberá seguir el procedimiento descripto en el Prospecto, o bien comunicarse con el Agente de Pago a los efectos de interiorizarse sobre los procedimientos a seguir.

Este Comunicado de Prensa no constituye una oferta, en ninguna jurisdicción, incluyendo los Estados Unidos de América e Italia, de los derechos e intereses bajo el APE derivados de la suscripción del APE o cualquiera de los títulos que pudieran ser emitidos en caso de que el APE fuera homologado por el Juzgado interviniente, excepto en Argentina, ni los derechos ni los intereses bajo el APE derivados de la suscripción del APE ni cualquiera de los títulos que pudieran ser emitidos si el APE es homologado por el Juzgado interviniente pueden ser vendidos (A) en los Estados Unidos de América, si no existe la registración, o una excepción a la registración requerida bajo la Ley de Títulos de los Estados Unidos de América de 1933, tal como la misma fuera modificada (la "Ley de Títulos"), o (B) en cualquier otra jurisdicción donde dicha venta estuviera prohibida. La Compañía no ha registrado ni registrará bajo la Ley de Títulos los derechos o intereses bajo el APE derivados por la suscripción del APE ni de los títulos que pudieran emitirse si el APE es homologado por el Juzgado interviniente. La invitación a suscribir el APE no se realiza ni se realizará a los tenedores de deuda existente ubicados en Italia y será realizada a los mismos, si se realiza a todos y en cumplimiento de las leyes y reglamentaciones italianas.

El Agente de la Solicitud de la Invitación a Suscribir el APE es JP Morgan Chase Bank y su teléfono en la Ciudad de Nueva York es (212) 623 5136, fax: (212) 623-6216.

Cualquier tenedor que desee recibir una copia del Prospecto y/o sus documentos anexos, deberá contactar a J.P. Morgan Securities Inc. al 1-877-217-2484 dentro de los Estados Unidos de América o a JP Morgan Chase Bank Buenos Aires al (54 11) 4348-3475/4325-8046, en la Argentina.

Nota de la Bolsa: La información precedentemente transcripta ingresó el 03.05.05 a las 11:50 hs.

ACINDAR INDUSTRIA ARGENTINA DE ACEROS S.A.

Buenos Aires, Mayo 3 de 2005

Señores
Gerencia de Fiscalización
Bolsa de Comercio de Buenos Aires
Dr. Roberto Chiaramoni
Presente

Ref.: Pagos realizados bajo la Reestructuración

De mi mayor consideración:

Tenemos el agrado de dirigirnos a Ud. continuando con lo informado en nuestras comunicaciones anteriores de fechas 12-12-03, 30-12-03, 13-1-04 y 04-11-04, a fin de hacerle saber a esa Institución que en cumplimiento de los compromisos asumidos con vencimiento el día 29 de abril próximo pasado, en el marco de la reestructuración de la deuda financiera de la Compañía que incluye el Acuerdo Preventivo Extrajudicial ("APE"), la Sociedad ha efectuado transferencias de fondos por las sumas de U$S 56.692.001,01 y de $ 3.899.273,61.

En tal sentido señalamos que la suma informada de U$S 56.692.001,01 está integrada por (a) el monto de U$S 12.924.097,48 en cancelación de la cuarta cuota de capital e intereses bajo la deuda con los acreedores participantes en el APE que optaron por tener acreencias en dólares, y bajo la deuda privilegiada reestructurada (en iguales condiciones) de la Compañía, (b) el monto de U$S 40.871.398,10 en concepto de cancelación anticipada parcial a dichos acreedores en cumplimiento de lo acordado, y (c) la suma de U$S 2.896.505,43 para el oportuno pago de los mismos conceptos indicados en a) y b) precedente, a los acreedores financieros que se vayan adhiriendo al APE.

El monto informado de $ 3.899.273,61 está integrado por (a) la suma de $ 935.289,03 en concepto de cuarta cuota de capital e intereses a los acreedores participantes que optaron por un crédito en pesos, y (b) la suma de $ 2.963.984,58 como cancelación anticipada parcial a dichos acreedores de conformidad con lo acordado.

Asimismo, informamos que (a) la deuda financiera reestructurada de la Compañía es deuda originalmente contraída con acreedores financieros (en su mayoría instituciones financieras) y deuda originada en la emisión de Obligaciones Negociables al 11,25% con vencimiento 2004, (b) el saldo remanente de deuda financiera reestructurada es de aproximadamente U$S 42.225.169,77 y $ 2.908.785,17, respectivamente, y (c) el criterio utilizado fue el de realizar un pago por igual ("pari passu") para todos los acreedores participantes.

Sin otro particular, saludo a Ud. atentamente.

Dr. Carlos M. Gómez Nardo
Gte. de Asuntos Legales

Nota de la Bolsa: La información precedentemente transcripta ingresó el 03.05.05 a las 14:12 hs.

BANCO HIPOTECARIO S.A.

Buenos Aires, 3 de mayo de 2005

Señores de la
Bolsa de Comercio de Buenos Aires

Ref.: Cancelación de Redescuentos con el Banco Central de la República Argentina

Tengo el agrado de dirigirme a ustedes, en el marco del régimen de información previsto por el artículo 23 del Reglamento de esa Bolsa, a fin deponer en vuestro conocimiento que en el día de la fecha el Banco Hipotecario S.A. ha procedido a cancelar anticipadamente el total de su deuda con el Banco Central de la República Argentina, en concepto de asistencia financiera recibida de conformidad a lo previsto en el artículo 17 de la Carta Orgánica de esa autoridad monetaria bajo la modalidad de redescuento, abonando al efecto la suma de $ 233.486.751,92.

Solicitando se sirvan dar difusión a la presente a través de su publicación en el Boletín de esa Bolsa, saludo a Uds. atentamente.

Ernesto Viñes
Apoderado

Nota de la Bolsa: La información precedentemente transcripta ingresó el 03.05.05 a las 12:46 hs.

INDIVIDUALIZACION

GRUPO FINANCIERO GALICIA S.A.

La Asamblea General Ordinaria y Extraordinaria de Grupo Financiero Galicia S.A. celebrada el 28.04.05, aprobó la absorción de los Resultados no Asignados negativos al 31.12.04 afectando, entre otros, el saldo de la cuenta Reserva Legal, razón por la cual la Sociedad no podrá distribuir ganancias hasta el reintegro de la citada Reserva, de acuerdo a lo establecido en el Artículo 70 de la Ley 19.550.

Por lo expuesto, esta Bolsa de Comercio ha resuelto individualizar a Grupo Financiero Galicia S.A. con el Código N° 3, conforme a lo previsto en el artículo 1° de la Resolución de Presidencia N° 6/93.

Buenos Aires, 2 de mayo de 2005

La Comisión Nacional de Valores remitió para su publicación la Resolución Nº 15.119 que se transcribe a continuación.

MINISTERIO DE ECONOMIA Y PRODUCCION
COMISION NACIONAL DE VALORES

Resolución Nº 15.119

VISTO el Expediente Nº 813/05 rotulado "BANCO HIPOTECARIO S.A. s/Verificación"; lo dictaminado por la Gerencia de Emisoras a fs. 744/759; y

CONSIDERANDO:

I.- Antecedentes

Que esta COMISION NACIONAL DE VALORES (CNV) centró la investigación en este expediente en el análisis de la posible falta de adecuación justificante del pago durante el año 2005 a directores y gerentes de BANCO HIPOTECARIO SOCIEDAD ANÓNIMA (BHSA) -sociedad autorizada para ofertar públicamente y cotizar acciones representativas de su capital- de remuneraciones realizados durante el ejercicio con cierre al 31/12/04.

Que así, cabe determinar si las decisiones de BHSA referidas a tales retribuciones se han ajustado a las normas, principios y pautas imperantes en la materia.

Que igualmente, corresponde establecer la existencia y en su caso, suficiencia y oportunidad de difusión de la información relevante referida a este particular por los administradores, síndicos y responsable de relaciones con el mercado de BHSA.

II.- Documentación analizada

Que a partir del 21/06/05, funcionarios de esta CNV realizaron en la sede de BHSA una verificación relacionada con el pago de honorarios y remuneraciones a sus directores -tanto ejecutivos como no ejecutivos- y gerentes, para el período 2003/2005 (conf. acta agregada a fs. 6).

Que conforme resulta de lo actuado por dichos profesionales, se cursaron al BHSA requerimientos ampliatorios de información (fs. 121; 579; 582; 584 y 587) que, a la fecha, se encuentran satisfechos (fs. 7/ 114; 122/578; 588/611; 620/632; 635/638, 643/728 y 729/743).

Que los elementos obtenidos permitieron efectuar un análisis inicial que tuvo como objeto:

a) La instrumental entregada en la ocasión por BHSA, que incluye un detalle de los honorarios percibidos por sus directores desde el año 2003 al 2005, de la que, en forma puntual, surge durante el año 2005 el pago a directores designados por los titulares de acciones clase D integrantes del comité ejecutivo por el concepto "SAR" y participación en las ganancias distribuidos del siguiente modo:

LIFSIC de ESTOL, Clarisa	3.159.010
ELSZTAJN, Eduardo	10.740.634
ZANG, Saúl	1.895.406
RESNIK, Gabriel	132.690
VERGARA DEL CARRIL, Pablo	132.690
VIÑES, Ernesto	4.252.715

Que cabe aclarar que la referencia a "SAR" corresponde al Régimen de Derechos sobre la Apreciación del Valor Accionario, del que son eventuales beneficiarios los directores integrantes del comité ejecutivo y personal gerencial de BHSA.

Que en los montos percibidos por los Sres. Lifsic de Estol, Elsztain y Zang se incluyen ambos conceptos: Participación en ganancias y SAR.

Que conforme surge de los antecedentes reunidos, adicionalmente el personal gerencial de BHSA habría percibido la suma de $10.614.770 por la apreciación del valor de la acción.

Que originalmente dicho régimen fue establecido por la asamblea general ordinaria Nº 13 del 28/04/99 y complementado en la reunión del directorio del 05/04/00, que aprobó las Normas Complementarias sobre el Régimen sobre Apreciación del Valor Accionario y Régimen de Participación en las Ganancias.

b) Que *prima facie*, habiendo sido revisadas con motivo de la presente investigación las actas de directorio del corriente año remitidas por BHSA a través de la Autopista de la Información Financiera, no se ha advertido que la distribución aprobada por el comité ejecutivo hubiese sido informada al órgano de administración para su tratamiento y decisión.

c) La documental remitida anteriormente por BHSA a esta CNV.

III.- Remuneración del directorio: doctrina

Que el régimen positivo nacional contempla previsiones específicas en lo referente a la remuneración de los administradores societarios: así, la normativa en vigor recoge la experiencia nacional anterior a la sanción de la Ley de Sociedades Comerciales Nº 19.550 (LSC), cuando "al remunerar a los directores se (cometían) abusos en perjuicio de los accionistas" (ZAVALA RODRÍGUEZ: "Código de Comercio...", T. I, com. art. 335).

Que dicho autor dejó constancia acerca de la existencia de "estatutos en que se fija un porcentaje muy elevado de remuneración para el directorio y un porcentaje superior aún para el 'Consejo de Administración' constituido generalmente por 'los dueños de la sociedad'; permítasenos este concepto antijurídico pero real, en muchos casos. Poco queda a veces, aunque las ganancias de la sociedad sean grandes, para los accionistas" (ob. cit.).

Que aunque parcialmente, la preocupación de ZAVALA RODRÍGUEZ ha sido recogida por la legislación y doctrina moderna; así, NISSEN ("Ley de Sociedades Comerciales", Segunda Edición, T. 4, com. art. 261) explica que "la norma del art. 261, LSC, tiene un objetivo concreto: proteger el derecho al dividendo del accionista y evitar que las ganancias del ejercicio pasen exclusivamente a manos de los directores, lo cual ha sido un supuesto muy corriente con anterioridad a la sanción de la ley 19.550. Se trata de evitar la existencia de directores ricos con accionistas pobres, lo cual importa, en puridad, una subversión de valores".

Que NISSEN añade que se trata de "balancear la importante función que el directorio cumple y el correspondiente derecho de sus integrantes de percibir una justa remuneración, con la posibilidad de la percepción de dividendos por los accionistas, que constituye un derecho esencial de los mismos (arts. 1°, 11, 68 y 224 LSC)".

IV.- Remuneración del directorio: marco normativo

Que aunque no se trate de un supuesto difundido, no contraría los términos del artículo 261 de la LSC que la remuneración del directorio se encuentre establecida en el estatuto; así, se ha afirmado que puede determinarse "por vía estatutaria, lo cual constituye un supuesto de muy infrecuente aplicación, y que consiste en la fijación, por el estatuto, de un monto determinado o de un sistema de porcentajes sobre las ganancias del ejercicio, discriminando las funciones cumplidas por cada uno de los directores" (ob. cit.) y que "en principio, la pauta básica para las remuneraciones debe ser fijada en el estatuto social, a través de un porcentaje sobre las ganancias del ejercicio u otro criterio similar..." (MASCHERONI: "Sociedades Anónimas", p. 237, ed. 1.984):

Que la remuneración del directorio también puede fijarse por el consejo de vigilancia en los términos del artículo 281 inc. d), LSC.

Que conforme con el artículo 234 inc. 2°, LSC, la fijación de la retribución constituye una atribución de la asamblea ordinaria de accionistas.

Que cualquiera sea el supuesto particular, resultan de aplicación las limitaciones del mencionado artículo 261, a saber:

1) el tope "máximo de las retribuciones", "por todo concepto", "no podrá exceder del veinticinco por ciento de las ganancias";

2) cuando no se distribuyen dividendos existe una limitación del cinco por ciento; pasible de incremento proporcional a la distribución hasta alcanzar el porcentual máximo "cuando se reparta el total de las ganancias", y

3) para el supuesto de ganancias inexistentes o reducidas "sólo" podrán excederse los límites anteriores para recompensar "el ejercicio de comisiones especiales o de funciones técnico-administrativas" por resolución de la asamblea, a quien deberá someterse la cuestión como punto expreso del orden del día.

Que según NISSEN, cualquier interpretación no podrá omitir considerar "el fundamento mismo del art. 261... de indudable contenido ético, que vincula a la remuneración de los administradores con el resultado del ejercicio económico de la sociedad, al cual no son, por supuesto, ajenos" (ob. cit.).

V.- Remuneración del directorio: normas de esta CNV

Que en el ámbito de actuación de esta CNV también resulta de aplicación el Capítulo III de las NORMAS (NT 2001 y mod.) que, entre otras especificaciones:

a) establece que cuando las remuneraciones al directorio y al consejo de vigilancia deban ser tratadas como punto expreso del orden del día en función de lo establecido por el artículo 261, LSC, el directorio deberá indicar en forma fundada en la asamblea que las remuneraciones son adecuadas y que en caso de ganancias reducidas ellas se originan en la escasa rentabilidad del patrimonio neto (art. 6°).

b) impone el uso de fórmulas predeterminadas para la redacción del orden del día (artículo 5°, Cap. cit.), para recompensar el ejercicio de comisiones especiales o de funciones técnico-administrativas por parte de uno o más directores, frente a lo reducido o a la inexistencia de ganancias (p.ej.: *"Consideración de las remuneraciones al directorio y al consejo de vigilancia ($ ..... importe asignado) correspondientes al ejercicio económico finalizado el ... el cual arrojó quebranto computable en los términos de las Normas de la Comisión Nacional de Valores"*).

c) en caso de omisión, obliga al directorio a convocar a una nueva asamblea dentro de los SESENTA (60) días corridos de realizada la anterior, para considerar las retribuciones al directorio y consejo de vigilancia.

d) en su defecto, prevé que los directores deben devolver a la sociedad la suma percibida en exceso, sin perjuicio de las sanciones correspondientes.

VI.- Remuneración del directorio: Estatuto de BHSA

Que inicialmente, el estatuto acordado por el PODER EJECUTIVO NACIONAL (PEN) a través del artículo 27 del Decreto PEN N° 924/97 reglamentario de la Ley N° 24.855 (que transformó el BANCO HIPOTECARIO NACIONAL en BHSA) disponía respecto de la remuneración de los integrantes del órgano de administración de BHSA lo siguiente:

"Artículo 14. REMUNERACIÓN:
a) Miembros no ejecutivos: Las funciones de los miembros no ejecutivos del Directorio serán remuneradas según lo resuelva anualmente la Asamblea Ordinaria en forma global y se repartirá entre ellos en forma igualitaria, y entre sus suplentes en proporción al tiempo que reemplazaron a esos titulares. La asamblea autorizará los montos que podrán pagarse a cuenta de dichos honorarios durante el ejercicio en curso, sujeto a ratificación por la asamblea que considerará dicho ejercicio.
b) Miembros ejecutivos. El Presidente, y demás directores de la Sociedad que cumplan funciones ejecutivas, técnico-administrativas o comisiones especiales recibirán una remuneración por dichas funciones o comisiones de nivel acorde con el vigente en el mercado, que será fijada por el Directorio, con la abstención de los nombrados, quienes serán reemplazados a esos efectos por sendos suplentes. Estas remuneraciones conjuntamente con las de la totalidad del Directorio, estarán sujetas a ratificación por la Asamblea según el régimen del Artículo 261 de la Ley 19.550 y sus modificatorias.
c) Regla general: Las remuneraciones de los directores establecidas por los incisos a) y b) anteriores, deberán fijarse con arreglo a lo dispuesto por el Artículo 261 de la Ley 19.550 y sus modificatorias".

Que el estatuto actual, texto ordenado por asamblea general extraordinaria del 13/04/00, de similar tenor pero con la modificación del inciso c) del artículo 14 y el agregado del nuevo artículo 19, dispone:

"Artículo 14. REMUNERACIONES:
a) Miembros no ejecutivos: *Las funciones de los miembros no ejecutivos del Directorio* serán remuneradas según lo resuelva anualmente la Asamblea Ordinaria de Accionistas en forma global y se repartirá entre ellos en forma igualitaria y entre sus suplentes en proporción al tiempo que reemplazaron en forma definitiva a esos titulares. La Asamblea Ordinaria de Accionistas autorizará los montos que podrán pagarse a cuenta de dichos honorarios durante el ejercicio en curso, sujeto a ratificación por la Asamblea que considere dicho ejercicio.
b) Miembros ejecutivos: El Presidente, y demás directores de la Sociedad que cumplan funciones ejecutivas, técnico-administrativas o comisiones especiales recibirán una remuneración por dichas funciones o comisiones de nivel acorde con el vigente en el mercado, que será fijada por el Directorio, con la abstención de los nombrados, quienes serán reemplazados a esos efectos por sendos suplentes. Estas remuneraciones, conjuntamente con las de la totalidad del Directorio, estarán sujetas a ratificación por la Asamblea según el régimen del Artículo 261 de la Ley 19.550 y sus modificatorias.
c) Regla general:

(i) Los directores podrán percibir un componente de sus honorarios o remuneraciones basado en el valor de las acciones de la Sociedad y/o participaciones en las utilidades de la misma, previéndose en este último caso porcentajes sobre las utilidades netas y líquidas del respectivo ejercicio, pudiendo tales bonificaciones y/o porcentajes de participación ser mayores en el caso de directores que presten funciones ejecutivas y/o técnico-administrativas o cumplan comisiones especiales.
(ii) Las remuneraciones de los directores establecidas por los incisos a), b) y c) (i) anteriores, deberán fijarse con arreglo a lo dispuesto por el Artículo 261 de la Ley 19.550 y sus modificatorias".

"Artículo 19° - COMITE EJECUTIVO:

El Comité Ejecutivo tendrá a su cargo la gestión de los negocios ordinarios de la Sociedad. a) Integración y designación: Estará integrado por el número de directores elegidos por las acciones clase D que fije el Directorio entre un mínimo de CINCO (5) y un máximo de NUEVE (9) miembros titulares, e igual o menor número de suplentes. Sus integrantes serán designados por el Directorio y durarán en su cargo DOS (2) ejercicios, pero no más allá de la permanencia en el Directorio, pudiendo ser reelegidos indefinidamente en esas condiciones, si fueran electos o reelectos como directores por las acciones clase D. El Comité Ejecutivo elegirá, *de entre sus miembros*, a quienes actuarán como Presidente y Vicepresidente de dicho cuerpo. b) Reuniones: Se reunirá como mínimo una vez por mes y en cada oportunidad que lo solicite su Presidente, quien lo reemplace, o cualquiera de sus miembros. El quórum se constituirá con la mayoría absoluta de los miembros que lo integren y adoptará sus resoluciones por el voto de la mayoría de los presentes. El Gerente General, o quien en su caso lo reemplace, deberá asistir con carácter permanente a las reuniones del Comité Ejecutivo. c) Facultades: Son facultades y deberes del Comité Ejecutivo: I) Conducir la gestión ordinaria de los negocios de la Sociedad y de todos los asuntos que delegue el Directorio. II) Desarrollar *la política comercial, crediticia y financiera de la Sociedad con sujeción a los objetivos* aprobados por el Directorio. III) Crear, mantener, suprimir, reestructurar o trasladar las dependencias y sectores de la organización administrativa y funcional de la Sociedad. IV) Crear Comités Especiales, aprobar estructuras o niveles funcionales determinando el alcance de sus funciones. V) Aprobar la dotación del personal, efectuar los nombramientos del Gerente General, los Subgerentes Generales, Vicepresidentes Ejecutivos y demás Gerentes Principales y de Área, fijar sus niveles de retribuciones, condiciones de trabajo y cualquier otra medida de política de personal, incluidas las promociones. Será facultad del Gerente General el efectuar nombramientos, disponer pases, traslados, y/o remociones, así como el aplicar las sanciones que pudieren corresponder, en relación al restante personal de la Sociedad. VI) Proponer al Directorio la creación, apertura, traslado o cierre de sucursales, agencias o representaciones dentro o fuera del país. VII) Supervisar la gestión de las sociedades subsidiarias y de aquellas en cuyo capital participe la Sociedad y proponer al Directorio la constitución, adquisición o venta total o parcial de participaciones en sociedades que tengan por objeto la prestación de servicios complementarios a la actividad financiera. VIII) Someter a consideración del Directorio el régimen de contrataciones de la Sociedad, el presupuesto anual, las estimaciones de gastos e inversiones, los niveles de endeudamiento necesarios y los planes de acción a desarrollar. IX) Aprobar quitas, esperas, refinanciaciones, novaciones, remisiones de deuda y/o renuncias de derechos, cuando así resulte necesario y/o conveniente al giro ordinario de los negocios sociales. X) Dictar su propio reglamento interno".

VII.- Otros antecedentes

Que como antecedentes adicionales es imperioso mencionar que la asamblea general ordinaria de accionistas celebrada el 28/04/99 aprobó una moción consistente en extender a los directores integrantes del comité ejecutivo "los regímenes de 'Participación en las Ganancias' y de 'Derechos sobre Apreciación del Valor Accionario del Banco Hipotecario S.A.', aprobados para el primer nivel gerencial por el Directorio de BHSA el 14/08/98".

Que respecto del segundo de los regímenes la propuesta aprobada comprendía las siguientes pautas:

(i) El valor final obligaba a ponderar la cotización de la acción durante "los *NOVENTA (90) días siguientes a la publicación* del primer balance posterior al período de devengamiento que corresponda".

(ii) El beneficio "se devengará al cierre del tercer, cuarto y quinto Ejercicio posteriores al Ejercicio cerrado al 31-12-98".

Que este plan plurianual o quinquenal se extendía hasta el 31/12/03, según lo ratificado por las normas reglamentarias de ambos regímenes dictadas -"de conformidad a la delegación hecha por la Asamblea General Ordinaria N° 13, celebrada el 28 de abril de 1999"- por el directorio el 05/04/00 (fs. 73/75).

Que se infiere de la regulación reglamentaria que se computaba -acorde con la época y fuera de la realidad actual- como objetivo primordial, de acuerdo con "la convertibilidad dispuesta por la Ley 23.928", que la estimación del valor accionario reflejara en todo momento "una apreciación en términos de moneda constante".

Que durante el acto asambleario el accionista autor de la propuesta -Bank of Bermuda Isle of Man Limited- completó su moción proponiendo "se delegue en el Directorio de la sociedad el dictado de las normas complementarias a que hubiere lugar, *en relación a los regímenes propiciados*, su instrumentación y mecanismos de cobertura", sin otra modalidad o circunstancia accesoria, lo que fue aprobado.

Que es dable reseñar que la adopción de ambos regímenes se justificó en:

(i) "alinear al nivel gerencial del Banco con el interés de los accionistas" (cfr. acta de directorio del 14/08/98 (fs. 95/102), y

(ii) "alinear a la Dirección Ejecutiva de la sociedad con los intereses de los accionistas" (cfr. acta de asamblea general ordinaria de accionistas del 28/04/99 (fs. 86/94).

Que quedó así documentado que los intereses de los accionistas, de los gerentes y de los directores integrantes del comité ejecutivo debían encontrarse todos en la misma línea, sin que ninguna categoría pudiera salirse de ella.

Que por otra parte, vale consignar que las referidas normas reglamentarias se preocuparon por reiterar, para cada uno, "el carácter excepcional de este Régimen".

VIII.- Asamblea general ordinaria de accionistas del 31/05/04

Que en dicha asamblea se incluyó como sexto punto del orden del día la "CONSIDERACIÓN DE LAS REMUNERACIONES ABONADAS AL DIRECTORIO POR FUNCIONES TÉCNICO ADMINISTRATIVAS DE $2504 MILES, DURANTE EL EJERCICIO ECONÓMICO FINALIZADO EL 31/12/03, EL CUAL ARROJÓ QUEBRANTO COMPUTABLE EN LOS TÉRMINOS DE LAS NORMAS DE LA COMISIÓN NACIONAL DE VALORES Y ADEMÁS, PARA LOS DIRECTORES INTEGRANTES DEL COMITÉ EJECUTIVO, LA APROBACIÓN DEL PAGO DE LA CANTIDAD DE $2552 MILES EN CONCEPTO DE PARTICIPACIÓN EN LAS GANANCIAS Y DE $2500 MILES POR ESTIMACIÓN DE LA APRECIACIÓN DEL VALOR ACCIONARIO, AUTORIZADO POR LA ASAMBLEA ORDINARIA N° 13, CELEBRADA EL 28/4/99".

Que *tocante a las remuneraciones*, la Presidencia, *mencionando "lo dispuesto en el* Libro I, Capítulo III.3., artículo 6°, apartado a) de las Normas de la Comisión Nacional de Valores", hizo constar a nombre del directorio -como mera manifestación sin otro desarrollo, especificación, pormenor o respaldo- "... que las remuneraciones asignadas a sus miembros resultan, a su entender, adecuadas, ello en consideración a las responsabilidades, tiempo dedicado a sus funciones, competencias, idoneidad y valores de los servicios en el mercado, así como al desempeño por parte de los señores Directores de comisiones técnico-administrativas y/o funciones ejecutivas".

Que en esta asamblea el accionista RITELCO S.A. efectuó una proposición única que posteriormente, a pedido del representante del accionista ESTADO NACIONAL, dividió en dos mociones.

Que la denominada "Moción N° 1", consistente en "que se apruebe la suma de $2504 miles como retribución global de los señores Directores, en la forma que la misma ha sido distribuida de acuerdo a las previsiones estatutarias y en atención a las comisiones

técnico-administrativas y funciones especiales desempeñadas por los mismos. Asimismo y con relación al actual ejercicio en curso, mociona para que los señores Directores perciban mensualmente, de conformidad a las previsiones estatutarias y a cuenta de honorarios por el corriente ejercicio, una suma similar a la total mensual percibida durante el año 2003" resultó aprobada sin registrarse votos en contra y con la abstención de Eduardo Elsztain, Saúl Zang y Clarisa Lifsic de Estol.

Que la "Moción N° 2", que resultó aprobada de manera similar con la abstención de los nombrados y del ESTADO NACIONAL, presentaba el siguiente contenido: "que se apruebe el pago para los directores integrantes del Comité Ejecutivo de la cantidad de $2552 miles en concepto de participación en las ganancias y de $2295 miles por apreciación del valor accionario, importes ambos a ser distribuidos conforme determine el propio Comité Ejecutivo, según fuera autorizado por la Asamblea General Ordinaria N° 13, celebrada el 28/04/99. De acuerdo a lo aprobado en el punto IV, todo ello con cargo al ejercicio bajo consideración, delegándose en el Directorio las facultades para su registración".

Que el tratamiento del séptimo punto del orden del día, consistente en la "CONSIDERACIÓN DE LA RENOVACIÓN Y ADECUACIÓN DEL PLAN DE REMUNERACIONES APROBADO POR LA ASAMBLEA ORDINARIA N° 13, DE CONFORMIDAD AL ART. 14, INC. C), AP. (I) DE LOS ESTATUTOS SOCIALES", experimentó la siguiente alternativa: luego de reconocer "el vencimiento del Régimen de Derechos sobre Apreciación del Valor Accionario aprobado por Asamblea General Ordinaria N° 13, de fecha 28 de abril de 1999, aplicable a los señores Directores que integran el Comité Ejecutivo", el accionista RITELCO S.A. "mociona y vota a fin que, de conformidad a lo prescripto en el inciso c) apartado (i) del artículo 14 del Estatuto de la sociedad, se renueve dicho Régimen en los mismos términos y condiciones, por un nuevo período de cinco (5) años, con excepción de: a) que se tomará como Valor Inicial a los fines del nuevo período, el correspondiente al Valor Final del régimen cuya renovación se trata; y b) que el devengamiento del beneficio opere a fin de cada año comprendido en el período de renovación, en la proporción correspondiente".

IX.- Asamblea general ordinaria de accionistas del 28/04/05

Que dicha asamblea, en los temas que resultan de interés, trató y decidió como punto cuarto del orden del día la "CONSIDERACIÓN DE LAS RETRIBUCIONES AL DIRECTORIO POR FUNCIONES TÉCNICO ADMINISTRATIVAS POR UN TOTAL DE $3430 MILES, COMPUESTO DE $1424 MILES EN CONCEPTO DE HONORARIOS Y $2006 MILES EN CONCEPTO DE OTRAS REMUNERACIONES, CORRESPONDIENTES AL EJERCICIO ECONÓMICO FINALIZADO EL 31/12/04, EL CUAL ARROJÓ QUEBRANTO COMPUTABLE EN LOS TÉRMINOS DE LAS NORMAS DE LA COMISIÓN NACIONAL DE VALORES".

Que tocante a las remuneraciones, la Presidencia, mencionando a "lo dispuesto en el Libro I, Capítulo III.3., artículo 6°, apartado a) de las Normas de la Comisión Nacional de Valores", hizo constar a nombre del directorio -como mera manifestación- sin otro desarrollo, especificación, pormenor o respaldo, "...que las remuneraciones asignadas a sus miembros resultan, a su entender, adecuadas, ello en consideración a las responsabilidades, tiempo dedicado a sus funciones, competencias, idoneidad y valores de los servicios en el mercado, así como al desempeño por parte de los señores Directores de comisiones técnico-administrativas y/o funciones ejecutivas".

Que sin registrarse votos en contra y a instancias del accionista IRSA INVERSIONES Y REPRESENTACIONES S.A., resultó aprobada la denominada moción consistente en "...que se apruebe la suma de $3430 miles como retribución global de los señores Directores, en la forma que la misma ha sido distribuida de acuerdo a las previsiones estatutarias y en atención a las comisiones técnico-administrativas y funciones especiales desempeñadas por los mismos. Asimismo y con relación al actual ejercicio en curso, mociona para que los señores Directores perciban mensualmente, de conformidad a las previsiones estatutarias y a cuenta de honorarios por el corriente ejercicio, una suma similar a la total mensual percibida durante el año 2004".

Que no se verificaron alusiones sobre los conceptos participación en las ganancias y/o apreciación del valor accionario.

X.- Reunión del comité ejecutivo del 27/06/05 (Acta N° 78, fs. 621/626)

(i) Que en dicha reunión, el síndico Dr. FUKS requirió aclaraciones "respecto al pago de compensaciones dispuesta en la anterior reunión del pasado día 3 de junio" particularmente respecto de los directores integrantes del comité; afirmando haberse inobservado la vigencia del artículo 261 LSC, pese a que "la distribución efectuada entre los directores supera el 5% de los resultados del ejercicio aprobado, por lo que debió solicitarse la previa autorización de la asamblea".

Que otro de los síndicos, el Dr. FLAMMINI, ratificó su inteligencia acerca de la necesidad de sujeción "a las normas regulatorias", precisando "que de la lectura de la asamblea n° 47, celebrada el 31/5/04, punto VI, surge que en el año anterior se dio debido cumplimiento con lo dispuesto por el art. 261 LS al solicitarse la previa autorización de pago de sumas estimadas para responder al devengamiento de estos beneficios".

Que el Dr. DILERNIA, que también integra la comisión fiscalizadora, expuso que más allá de las previsiones contables efectuadas en los EE.CC. al 31/12/04 para pagar los beneficios, "debe estarse a las Normas de la CNV con las que se regula la aplicación del art. 261 para las entidades emisoras", explicó que "... las ganancias fueron absorbidas por la existencia de pérdidas acumuladas de ejercicios anteriores, la totalidad de estas retribuciones deben ser sometidas en forma previa a la asamblea, tal como señala la última parte del art. 261", y requirió se convoque a la asamblea dentro de los sesenta días.

Que el síndico Dr. ABELOVICH reconoció "que existe una falencia operativa en la regulación de los beneficios del inc. c) del art. 14 de los estatutos sociales".

(ii) Que los directores integrantes del comité, por su parte, entendieron "... que en el caso del ejercicio 2003 considerado en dicha asamblea se pudo hacer un tratamiento en especial de estos puntos por cuanto la misma se celebró fuera de los plazos establecidos en las Normas de la CNV... (lo) que permitió apreciar la evolución de la cotización de la acción como para hacer una estimación de su proyección durante el lapso de los 90 días posteriores a la publicación de los resultados en el Boletín de la Bolsa de Comercio".

Que en el año 2005 no existían "mayores estimaciones de la posible evolución que tendrá la acción como para obtener una autorización previa al pago", por lo cual "el pago fue decidido a posteriori de la última asamblea celebrada y por tanto es un anticipo sujeto a su consideración en la siguiente asamblea ordinaria que se celebre".

(iii) Que además, el Dr. FUKS observó "que de la revisión realizada respecto del "Régimen de Participación en las Ganancias - Extensión del Beneficio" no se ha computado en toda su exactitud la deducción de los "Derechos sobre Apreciación del Valor Accionario" respecto del resultado del balance al 31/12/04" surgiendo diferencias, de lo que tomó nota la señora presidente de BHSA.

XI.- Objeto de investigación

Que de acuerdo con lo reseñado procede investigar si:

1) la retribución efectuada a favor de los directores y gerentes de BHSA referida al ejercicio cerrado el 31/12/04 -con referencia a la cual existían previsiones contables para su pago, conforme resulta de las constancias consignadas en los respectivos EE.CC. y de lo manifestado por la vicepresidente del comité ejecutivo en la reunión del 27/06/05- se ajustó a las normas aplicables.

2) la información suministrada por BHSA a esta CNV fue comunicada por escrito, en forma directa, veraz y suficiente, inmediatamente después de producida.

3) el pago a directores y gerentes de BHSA por los conceptos "ejercicios de comisiones especiales o de funciones técnico-administrativas" con referencia al ejercicio cerrado el 31/12/04 tuvo motivación justificante adecuada y suficiente.

4) los montos fijados se correspondieron a los vigentes en el mercado.

XII.- Conclusiones preliminares

1) Que el ejercicio de BHSA al 31/12/04 arrojó quebranto, tal como resulta del acta de la correspondiente asamblea ordinaria.

Que sin perjuicio de la intelección adelantada por el Dr. Viñes -en el seno del comité ejecutivo- no parece atendible reputar que el monto distribuido como "SAR" constituya un "anticipo sujeto a su consideración en la siguiente asamblea ordinaria que se celebre", ya que el anticipo consiste (Ma. MOLINER) en una cantidad de dinero "dada por anticipada o a cuenta de otra más importante cuyo pago hay que completar más tarde".

Que la cuantía del dinero distribuido en concepto de remuneraciones excluye a primera vista - "*notoria non egent probatione*" - que los pagos efectuados en el año 2005, de acuerdo con previsiones efectuadas en los EE.CC. al 31/12/04, puedan tener carácter parcial.

Que contrariamente al criterio de los directores integrantes del comité ejecutivo, las resoluciones adoptadas durante las asambleas de accionistas del 31/05/04 y 28/04/05, al contemplar la posibilidad de percepción de anticipos "a cuenta de honorarios", se refieren a importes mensuales, necesariamente inferiores a los globales dispuestos como apreciación del valor accionario.

Que como resultado obligado, *prima facie*, el pago debía someterse a consideración y decisión de la asamblea de accionistas reunida en el año 2005, como reiteración consecuente del criterio aplicado por los administradores el año anterior, al margen del ocasional accidente de la celebración fuera de término de la última.

Que aceptado que con sentido universal la remuneración del directorio alcanza a "las retribuciones que por todo concepto puedan percibir" sus miembros, el sometimiento a la asamblea se aprecia inexcusable.

Que aún si se tratara de un anticipo, la eventual "falencia operativa" invocada por el síndico ABELOVICH carece de eficacia para sustraer al conocimiento de la asamblea un tema propio de ella, en función de los especiales deberes que pesan sobre los administradores respecto de los accionistas.

Que "la competencia *exclusiva* fijada a la asamblea de accionistas por los arts. 234 y 235 no puede ser objeto de delegación, ni aún al propio directorio; es decir, que corresponde a la asamblea ordinaria considerar y resolver sobre el balance general, estado de resultados, distribución de ganancias, memoria e informe del síndico y toda otra medida relativa a la gestión de la sociedad que le competa resolver conforme a la ley y el estatuto o que someta a su decisión el directorio, el consejo de vigilancia o los síndicos; la designación y remoción de directores y síndicos y miembros del consejo de vigilancia y fijación de su retribución..." (VERÓN; "Sociedades Comerciales", T. 4, com. art. 369).

Que conforme lo expuesto, la posición de los miembros del comité ejecutivo y, por extensión de la totalidad del directorio encargado de vigilar la actuación del primero, *en principio incurrió* en inadvertencia.

Que "de acuerdo con lo ordenado por el art. 269, el directorio debe vigilar la *actuación del comité ejecutivo" (VERÓN, ob. cit., com. art. 269); y a pie de página, como* cita de autoridad, el autor recuerda como opinión de RODRÍGUEZ ARTIGAS que "este control se concreta, de una parte, en la posibilidad de impartir instrucciones a los distintos componentes de la *organización, con el fin de asegurar la correcta aplicación y el* desarrollo de la política y de los planes por él fijados y, de otra, en la vigilancia de la actividad de los cargos delegados que, además de completar la función anterior, le *proporcionará* los datos necesarios *para recomenzar el proceso de gestión o para* introducir las oportunas modificaciones".

Que tratándose de una *materia esencialmente* ajena a los administradores, no parecen haber reparado en que durante la asamblea de accionistas del 31/05/04 se consideró la renovación del régimen extraordinario de retribución, sin incluir ninguna delegación como la referida el 28/04/99.

Que no parece haber duda sobre la inexistencia de delegación; aún más, el directorio de BHSA reconoció "el carácter excepcional de este Régimen", lo que refuerza las pautas restrictivas que deben acordarse en la interpretación.

Que los administradores de una sociedad anónima deben extremar en todo momento su celo y dar preeminencia a los intereses de los accionistas, quienes confían en su profesionalidad.

Que los administradores "existen en la medida en que la sociedad necesita actuar a través de personas físicas para conseguir sus fines" (RODRÍGUEZ-RODRÍGUEZ: "Derecho Mercantil", T. I, p. 127, 24ª. ed.), lo que para los accionistas en general comprende la percepción de utilidades como contraprestación por lo por ellos aportado al adquirir originaria o derivativamente acciones representativas del capital.

Que se debe perseguir por los administradores de la sociedad "la justa retribución de quienes (le) aportaron capital propio" (CNV: Memoria – Año 1971) y, en caso de frustrarse el propósito, adoptar derechamente los procedimientos más indicados para alejar cualquier sospecha sobre la existencia de un conflicto de intereses.

Que los administradores deben actuar con lealtad y con la diligencia de un buen hombre de negocios, lo que modernamente es comprensivo de estándares alejados del derecho clásico, ajustando su conducta a patrones profesionales.

Que la evolución de las *exigencias legales* y doctrinarias llevan a pensar con inspiración en el constitucionalismo inglés (de los RÍOS URRUTI) que de los administradores de las grandes sociedades debe, asimismo, predicarse que son incapaces de hacer el mal, no como descubrimiento analítico, sino como elemento constitutivo de una construcción jurídica que atribuye supuestas perfecciones al sujeto, como presupuesto para que pueda desempeñar la función de administración en beneficio de los accionistas.

Que el comportamiento de los administradores debe ser extremadamente aplicado cuando, como se conoce, "en la sociedad anónima se ha producido un robustecimiento del poder personal de los miembros del órgano ejecutivo (administradores), en detrimento del poder y las funciones del órgano deliberante" (BROSETA PONT; "Manual de Derecho Mercantil", p. 211, 9ª. ed.), eliminando toda "prepotencia" (ob. cit., p. 210) por parte de *quienes administran.*

Que así, la ley (DUQUE DOMÍNGUEZ, en VV.AA., "Derecho de Sociedades *Anónimas", T. II, vol. 1, ed. 1.994) "trata de establecer un ámbito en que los intereses del* accionista se sustraigan a la acción mayoritaria de los órganos sociales. No es sólo una exigencia técnica sino también una exigencia de carácter ético, lo que impone el *reconocimiento de ciertos límites al poder de la mayoría, o de la minoría organizada* especialmente perceptible en las sociedades con acciones dispersas en el público, para proteger a los accionistas".

Que los antecedentes de hecho obligan a determinar con certeza si se ha verificado o no la trasgresión de las siguientes normas:

a) Artículos 59 LSC; 8° inc a) del Anexo ap. Dto.N° 677/01 y 1908 del CC:

Que el deber de lealtad, impuesto a todos los que gestionan intereses ajenos (LORENZETTI), en el ámbito de la oferta pública obliga a una distribución adecuada de los beneficios sociales, para lo cual deben observarse escrupulosamente las formas y reglamentaciones como recaudo elemental para que los derechos de los accionistas resulten salvaguardados, haciendo "prevalecer, sin excepción el interés de la emisora... por sobre cualquier otro interés".

Que el predominio del interés social, precisado expresamente como el "interés común de todos los accionistas" (cons. Dto. cit.), tiene carácter absoluto dentro de la comunidad, al no admitir excepciones en virtud que la directriz jurídica que lo sustenta está informada por la moral y como tal se torna irrenunciable.

Que los administradores deben también "abstenerse de procurar cualquier beneficio personal a cargo de la emisora que no sea la propia retribución de su función", regularmente fijada.

Que la diligencia impone un estudio acabado de las cuestiones por los administradores, quienes deben participar en las reuniones del directorio en forma activa, informarse sobre los alcances de las resoluciones adoptadas, negarse a implementar acuerdos contrarios a la ley, los estatutos y acuerdos asamblearios, etc.

Que surge una inquietud específica -en función de lo establecido por el estatuto respecto de que las remuneraciones deben ser fijadas por el directorio, con sujeción a la instancia final de la asamblea de accionistas, en el caso de directores ejecutivos - acerca de si la resolución adoptada por los beneficiarios en la reunión del comité ejecutivo del 03.06.05 respeta o colisiona el principio general, accidentalmente, contenido en el artículo 1.908 del Código Civil que obliga a privilegiar los intereses de los representados.

b) Artículo 261 LSC:

Que esta norma requiere especialmente la consideración por la asamblea de accionistas y su acuerdo expreso para el pago -en exceso de los límites prefijados- de comisiones especiales o funciones técnico-administrativas frente a lo reducido o inexistencia de ganancias.

c) Artículo 269 LSC:

Que la actividad del comité ejecutivo no se caracteriza por su autonomía; ya que en todo momento "el directorio vigilará la actuación de ese comité ejecutivo y ejercerá las demás atribuciones legales y estatutarias que le correspondan", pues la adopción del comité "no modifica las obligaciones y responsabilidades de los directores".

d) Artículo 1198 CC:

Que el accionar de los administradores sociales debe encontrarse justificado por la buena fe; en virtud de su ubicación preeminente respecto de los socios aislados, como de la mayor información acerca de la sociedad que poseen, junto con su formación profesional, lo que debe verificarse en todo momento de acuerdo con su "condición especial y facultad intelectual" (doct. CC: 909).

2) Que los pagos efectuados a los integrantes del comité ejecutivo sin intervención de los accionistas reunidos en asamblea no mereció ninguna difusión particular, pese a la situación de BHSA, que recién había refinanciado su elevada deuda, la magnitud cuantitativa del beneficio abonado y la especial característica de tratarse de una sociedad abierta en sentido propio, que lleva derechamente a reiterar que las exigencias de rigor son más acentuadas al encontrarse la emisora en uno de los ámbitos del derecho del mercado financiero.

Que no descartada la potencia del suceso, en el marco de la situación contextual que distinguía a BHSA, para afectar en forma sustancial el curso de la negociación de los valores, la *investigación* deberá tener en *mira* la previsión contenida en el artículo 5°, inc. a), del Régimen de Transparencia de la Oferta Pública, aprobado por Dto. N° 677/01 de acuerdo con la especificación contenida en el artículo 3° inc. 30) del Capítulo XXI de las Normas (NT 2001) y la actuación en ese marco de los administradores, síndicos y responsable de relaciones con el mercado de BHSA.

Que el rigor de la obligación informativa se acentúa cuando como en el presente, repitiendo el contexto de actuación de la empresa, el pago parece implicar la presencia de circunstancias extraordinarias.

Que si de ordinario, "a grandes rasgos, la idea que predomina es que tratándose de asuntos extraordinarios de la competencia de la (asamblea de accionistas) (una *modificación estatutaria, un aumento de capital, una transformación, una fusión, etc.),* se acentúa la obligación de informar en todos los aspectos necesarios para la cabal comprensión de la justificación, naturaleza y repercusiones de la medida propuesta" (MARTÍNEZ MARTÍNEZ: "El Derecho de *Información del Accionista* en la Sociedad Anónima", p. 287, ed. 1.999); puntualmente, el pago de remuneraciones no existiendo ganancias conlleva naturalmente un necesario anoticiamiento al mercado, lo que se deriva del tratamiento diferenciado y limitativo efectuado por el artículo 261 LSC.

Que con conocimiento que la amplia información (VIDAL RAMÍREZ: "La Bolsa en el Perú", p. 412, ed. 1988) "debe provenir de las sociedades emisoras de los valores porque la información sobre ellas contribuye a la formación objetiva de los precios. No es suficiente que se informe sobre lo que ocurrió o está ocurriendo en el mercado, sobre la prevalencia de la oferta o de la demanda, sobre las cotizaciones y las propuestas, sino, y creemos que es lo fundamental, sobre la entidad emisora".

3) Que fuera de la repetición de enunciados formulísticos de idéntico tenor, a nombre del directorio, en las asambleas de accionistas del 31/05/04 y 28/04/05, no se advierte una real y concreta fundamentación (art. 6°, Cap. III, NORMAS (NT 2001 y mod.) sobre la naturaleza y el desempeño de las funciones técnico-administrativas y comisiones especiales.

Que según NISSEN (ob.cit.) "la decisión asamblearia que resuelva superar los límites previstos por el art. 261, LSC, debe *ir* acompañada de los debidos fundamentos del caso, de virtualidad suficiente como para justificar ese exceso".

Que "[n]o basta incluir el exceso de las remuneraciones de los directores en el orden del día, pues la decisión debe estar acompañada de los debidos fundamentos del caso, transcriptos en el acta de asamblea" (CNCom., sala B, 07/07/95 - Riviere de Pietranera, Lidia c/ Riviere e Hijos S.A. - L.L. 1997-B, 132).

Que especialmente, de las manifestaciones dogmáticas efectuadas no resulta acreditada ninguna equivalencia entre los montos pagados con los valores de mercado, pese a que el propio estatuto considera a la valoración de las acciones de la emisora como

su componente de los honorarios o remuneraciones; como así tampoco se explica la asignación personal de los montos a cada uno de los beneficiarios.

4) Que la conducta de la sindicatura debe valorarse mediante una necesaria investigación para contrastarla con el deber previsto en el artículo 294, inc. 9°, LSC.

5) Que además, la verificación puso en evidencia que la sociedad no contaba con la totalidad de los recibos correspondiente a los pagos efectuados a los integrantes del comité de auditoría, lo que genera dudas sobre la confección en tiempo debido de la respectiva documentación de respaldo (arts. 43, 44, 67 y cc. del Código de Comercio).

Que la presente se dicta en virtud de las facultades conferidas por el artículo 12 de la Ley N° 17.811 (mod. Dto. N° 677/01).

Por ello,

LA COMISION NACIONAL DE VALORES
RESUELVE:

ARTICULO 1°.- Instruir sumario a BANCO HIPOTECARIO S.A. y a sus:

i) Directores titulares Sres.: Clarisa Diana LIFSIC de ESTOL (DNI 16.247.555); Eduardo Sergio ELSZTAIN (DNI 14.014.114); Julio Augusto MACCHI (LE 4.316.923); Carlos Bernardo PISULA (LE 4.699.992); Edgardo Luis José FORNERO (DNI 10.201.571); Federico León BENSADON (DNI 4.100.916); Saúl ZANG (DNI 4.533.949); Pedro DEL PIERO (DNI 12.945.498); Ernesto Manuel VIÑES (LE 4.596.798); Gabriel Adolfo Gregorio REZNIK (DNI 12.945.351); Jacobo Julio DREIZZEN (DNI 11.955.534); Alfredo MC LAUGHLIN; Pablo Daniel VERGARA DEL CARRIL (DNI 17.839.402) y Jorge Miguel GROUMAN (DNI 10.129.491), por posible infracción a los artículos: 59, 261 y 269 de la Ley de Sociedades Comerciales N° 19.550; 43, 44 y 67 del Código de Comercio; 1908 y 1198 del Código Civil; y 5° inc. a) -de acuerdo con la especificación contenida en el artículo 3° inc. 30) del Capítulo XXI de las Normas (NT 2001)- y 8° inc. a) del Régimen de Transparencia de la Oferta Pública, aprobado por Decreto N° 677/01;

ii) Síndicos titulares Sres.: Néstor Luis FUKS (DNI 4.441.746); Nicolás DILERNIA (LE 4.258.807); José Daniel ABELOVICH (DNI 12.076.652), Marcelo Héctor FUXMAN (DNI 11.889.826) y Ricardo FLAMMINI (DNI 4.351.316), por posible infracción a los artículos: 294 inciso 9° de la Ley de Sociedades Comerciales N° 19.550, y 5° inc. a) -de acuerdo con la especificación contenida en el artículo 3° inc. 30) del Capítulo XXI de las Normas (NT 2001)- y 8° inc. a) del Régimen de Transparencia de la Oferta Pública, aprobado por Decreto N° 677/01; y

iii) Responsable de Relaciones con el Mercado, Sr. Gabriel Gustavo SAIDON, por posible infracción al artículo 5° inc. a) del Régimen de Transparencia de la Oferta Pública, aprobado por Decreto N° 677/01 - de acuerdo con la especificación contenida en el artículo 3° inc. 30) del Capítulo XXI de las Normas (NT 2001)-.

ARTICULO 2°.- A los fines previstos por los artículos 12 de la Ley N° 17.811 (mod. Dto. N° 677/01) y 8° del Capítulo XXIX de las NORMAS (NT 2001), se fija audiencia preliminar para el día 22 de Agosto de 2005 a las 11 horas.

ARTÍCULO 3°.- Designar conductor del sumario al Señor Director Dr.

ARTÍCULO 4°.- Correr traslado de los cargos a los sumariados por el término y bajo apercibimiento de ley, con copia autenticada de la presente Resolución.

ARTÍCULO 5°.- Regístrese y notifíquese con copia autenticada de la presente Resolución a la BOLSA DE COMERCIO DE BUENOS AIRES, a los efectos de su publicación en su Boletín Diario, e incorpórese en el sitio web del Organismo en www.cnv.gov.ar.

Buenos Aires, 21 de julio de 2005

Dr. José Luis Pungitore
Director

Lic. Narciso Muñoz
Vicepresidente

Dr. Emilio M. Ferre
Director

Dr. Hugo Raúl Medina
Presidente

INFORMACIONES SOBRE SOCIEDADES ANONIMAS

ARTICULO 23 Y/O CAPITULO XVII DE LAS NORMAS DE LA COMISION NACIONAL DE VALORES

EMPRESA DISTRIBUIDORA NORTE S.A. (EDENOR)

Buenos Aires, 21 de Julio de 2005.

Sres.
Bolsa de Comercio de Buenos Aires
Sarmiento 299
Ciudad de Buenos Aires
Argentina

Ref.: Hecho Relevante

De nuestra consideración:

De conformidad con el artículo 23 de las Normas de Autorización para Cotizar en Bolsa de la Bolsa de Comercio de Buenos Aires, por la presente les ratificamos que EDF International S.A. ("EDFI"), en su carácter de accionista de Empresa Distribuidora y Comercializadora Norte S.A. ("Edenor") y accionista de Electricidad Argentina S.A. ("EASA"), nos ha informado que, sujeto al previo cumplimiento de ciertas condiciones, y por un precio acordado de US$ 100.000.000, transferirá a Dolphin Energía S.A. o a sus cesionarios permitidos bajo los acuerdos celebrados, las siguientes acciones:

- 116.425.420 acciones ordinarias, escriturales, nominativas, no endosables Clase B, de $1 valor nominal y un voto cada una, representativas del 14% del capital accionario y derechos de voto de Edenor;
- acciones representativas del 100% del capital accionario y derechos de voto de EASA, tenedor de 424.121.202 acciones ordinarias escriturales nominativas no endosables Clase A de $1 valor nominal y un voto cada una, representativas del 51 % del capital accionario y derechos de voto de Edenor.

La mencionada transferencia incluirá la cesión de cualquier aporte irrevocable a cuenta de futuros aumentos de capital realizado por EDFI tanto en Edenor como en EASA.

Sin otro particular saludamos a Uds. muy atentamente.

Jaime J. Barba
Gerente de Asuntos Legales

Nota de la Bolsa: La información precedentemente transcripta ingresó el 21.07.05 a las 16:34 hs.

GAROVAGLIO & ZORRAQUIN S.A.

Buenos Aires, 21 de julio de 2005

Señores
Bolsa de Comercio de Buenos Aires
25 de Mayo 347, Piso 2°
Buenos Aires

Ref.: Transferencia de Acciones

De mi consideración:

Tengo el agrado de dirigirme a Uds. a fin de llevar a su conocimiento que, en el día de la fecha, esta sociedad ha sido notificada que el 14 de julio último Greenwich Latin American Partners, cedió y transfirió al Sr. Alberto Mulás, con domicilio en Calzada de Tlalpan 5002, México DF 14090, México, la cantidad de 93.598 acciones ordinarias nominativas no endosables, de valor nominal un peso por acción, con derecho a un voto por acción que representan el 15% del Capital Social y votos de esta Sociedad.

INFORMACIONES SOBRE SOCIEDADES ANONIMAS

ARTICULO 23 Y/O CAPITULO XVII DE LAS NORMAS DE LA COMISION NACIONAL DE VALORES

BANCO HIPOTECARIO S.A.

Buenos Aires, 26 de julio de 2005

Señores
Bolsa de Comercio de Buenos Aires

Tengo el agrado de dirigirme a ustedes, con relación a las prescripciones del Artículo 23 del Título I, Capítulo VII – Información Relevante – del reglamento de esa Bolsa de Comercio.

Al respecto, cumplo en poner en vuestro conocimiento que el Directorio de este Banco, en sesión celebrada el 25 del cte. mes, fijó el día 31/8/2005 para la celebración de la Asamblea General Ordinaria, a efectos de considerar el pago de honorarios a los directores integrantes del Comité Ejecutivo de $ 2.771 miles en concepto de participación en las ganancias y de $ 17.521 miles por apreciación del valor accionario, devengados durante el ejercicio económico finalizado el 31/12/04, el cual arrojó quebranto computable en los términos de las Normas de la Comisión Nacional de Valores.

Asimismo, el Directorio resolvió aceptar la caución de certificados de depósitos a plazo fijo constituidos en la Entidad por directores que percibieron honorarios por los conceptos mencionados y por un monto equivalente a los mismos, a resultas de la decisión que adopte la Asamblea convocada para el 31 de agosto próximo.

Saludamos a Ustedes atentamente.

Ernesto Viñes
Apoderado

Nota de la Bolsa: La información precedentemente transcripta ingresó el 26.07.05 a las 19:11 hs.

SESION CONTINUA DE NEGOCIACION

Arreglos

El Mercado de Valores de Buenos Aires S.A. remitió el día 25/07/2005, los arreglos de la Operatoria de la Sesión Continua de Negociación que seguidamente se detallan:

Baja de Operaciones

Especie	Cantidad	Precio	Fecha Oper.	Fecha Liq.
TUCS1	14.069,08	127,755	21.07.05	26.07.05
TUCS1	115.433,22	125,000	21.07.05	26.07.05
TUCS1	49.686,00	125,250	21.07.05	26.07.05

Alta de Operaciones

Especie	Cantidad	Precio	Fecha Oper.	Fecha Liq.
RG12	1.000,00	258,350	21.07.05	26.07.05
RS14	4.300,00	93,950	21.07.05	26.07.05
PAVP	9.200,00	43,300	21.07.05	26.07.05
DIVP	8.460,00	114,700	21.07.05	26.07.05
TUCS1	14.059,08	126,755	21.07.05	26.07.05
TUCS1	66.433,22	125,000	21.07.05	26.07.05
TUCS1	98.686,00	125,250	21.07.05	26.07.05
P17G5	21.000,00	995,380	22.07.05	25.07.05
DIVP	500.000,00	117,024	22.07.05	27.07.05

El Mercado de Valores de Buenos Aires S.A. remitió el día 26/07/2005, los arreglos de la Operatoria de la Sesión Continua de Negociación que seguidamente se detallan:

Baja de Operaciones

Especie	Cantidad	Precio	Fecha Oper.	Fecha Liq.
DIVP	40.000,00	118,000	22.07.05	27.07.05

Alta de Operaciones

Especie	Cantidad	Precio	Fecha Oper.	Fecha Liq.
RS14	1.000.000,00	92,850	20.07.05	25.07.05
PRE8	150.000,00	177,000	20.07.05	25.07.05
RG12	16.000,00	259,500	20.07.05	25.07.05
DIVP	40.000,00	116,950	22.07.05	27.07.05
RS14	801.700,00	95,794	25.07.05	28.07.05
RA13	493.400,00	229,225	25.07.05	28.07.05
RA13C	493.400,00	81,079	25.07.05	28.07.05
PRE8	150.000,00	175,260	25.07.05	28.07.05
PRE8	233.050,00	176,610	25.07.05	28.07.05
DIVP	48.098,00	118,650	25.07.05	28.07.05
DIVP	13.136,00	117,800	25.07.05	28.07.05

RESUMEN BURSATIL

TOTAL DEL DIA DE LA FECHA

INDICE BOLSA - GENERAL

Actual	Anterior	Variación %
62.701,78	61.712,50	+1,60

INDICE MERVAL

Actual	Anterior	% Variac.
1.479,65	1.453,93	+1,76

INDICE BURCAP

Actual	Anterior	% Variac.
3.855,99	3.789,24	+1,76

INDICE MERVAL ARGENTINA

Actual	Anterior	% Variac.
1.332,58	1.308,90	+1,80

INDICE MERVAL 25

Actual	Anterior	% Variac.
1.458,69	1.434,02	+1,72

Alza 44 Baja 16 Sin cambio 11

CONTADO	VALOR NOMINAL	VALOR NEGOCIADO
Acciones	15.780.498,83	59.895.642,46
Cupones de Acciones	0,00	0,00
Fondos Cerrados de Inversion(Cuotapartes)	0,00	0,00
CEDEARS(Certificados)	175.094,00	14.796.150,00
Titulos Publicos	174.675.225,68	195.803.319,96
Cupones de Titulos Publicos	78.243,56	465,30
CEDROS	0,00	0,00
Obligaciones Negociables	913.481,31	12.315.997,51
Certificados de Participacion	272.500,00	639.721,00
Titulos de Deuda	2.755.441,41	2.772.678,61
Rta. Variable en Dolares	1.251.040,00	1.565.955,40
Rta. Fija en Dolares	6.785.100,00	16.079.188,18
Cheques Diferidos		742.887,61
Pases y Cauciones		102.951.223,70
Prestamos de Titulos Valores		1.939.751,81
Venta en Corto		63.296,07
Opciones		4.972.484,80
Total contado		**414.538.762,41**
Plazo Renta Variables		0,00
Plazo Renta Fija		0,00
Ejercicios de Opciones		112.521,00
SESION CONTINUA Contado		
Titulos de Renta Fija(*)		
No Garantizadas		293.620.597,00
Garantizadas		1.640.700,00
Total Sesion Continua de Negociacion		**295.261.297,00**
Total Expresado en pesos		**709.912.580,41**
Plazo Sesion Continua (No Garantizadas)(*)		0,00
Plazo Sesion Continua (Garantizadas)(*)		0,00
Total Plazo Sesion Continua(*)		0,00

TOTAL GENERAL OPERADOS EN PESOS
709.912.580,41

Caucion No Garantizadas		0,00
Pase (Piso)		
Pase Colocador(a)(Monto Futuro)		0,00
Pase Tomador(a)(Monto Contado)		0,00
Pase (Sesion Continua)		
Pase Colocador(a)(Monto Futuro)		0,00
Pase Tomador(a)(Monto Contado)		0,00

Cantidad de Operaciones del día de la fecha: 8.798
(incluye 2.952 por Opciones)

(A) La diferencia entre los montos Futuro y Contado surge del menor precio de estos últimos.

(*) Cálculo del monto operado en la Sesión Continua de Negociación: Se actualizan en tiempo real para cada especie y vencimiento operados, el monto total de compras y el monto total de ventas por separado. Se considera monto efectivo el mayor de ambos en cada instante. Para el cálculo del Total operado en Sesión Continua se suman los montos efectivos de cada especie y vencimiento al momento de efectuar dicho cálculo.

BANCO HIPOTECARIO S.A.

Nota N° 274.-
Buenos Aires, 11 de agosto de 2005.-

Señores
Bolsa de Comercio de Buenos Aires

Ref.: Información requerida por el art. 63 "in fine" del Reglamento de la BCBA.

A los efectos de cumplir con lo requerido por el artículo 63 "in fine" del Reglamento de la Bolsa de Comercio de Buenos Aires, informamos a continuación los resultados divididos en ordinarios y extraordinarios y el detalle del patrimonio neto discriminado por rubros y montos, correspondientes a los Estados Contables Trimestrales de este Banco Hipotecario S.A. cerrados el 30 de junio de 2005 (seis meses del ejercicio económico).

• Resultados	- en miles de $ -
Resultados al 30-06-05 (ganancia):	**80.519**
Resultados Ordinarios:	73.465
Resultados Extraordinarios:	7.054

• Patrimonio Neto	- en miles de $ -
Total del Patrimonio Neto:	**2.044.327**
Capital Social:	1.500.000
Aportes no Capitalizados:	1
Ajustes al Patrimonio:	1.797.623
Reservas de Utilidades	
- Legal:	1.022.078
- Otras:	169.608
Resultados no asignados:	(2.444.983)

Inciso o)

En virtud de lo dispuesto en la Ley de Privatización y el estatuto del Banco los tenedores de la mayoría de las acciones Clase "D" tienen derecho a elegir nueve de los trece miembros de nuestro directorio.

Al 30 de junio de 2005 los principales accionistas de la clase "D" eran tenedores en conjunto de 42.737.558 acciones representativas de 28,49 % del Capital Social.

Cuadro de accionistas al 30/06/2005

Accionista	Clase	Al 30 de junio de 2005 Cantidad de Acciones	Porcentaje de Acciones
Gobierno Argentino / Banco de la Nación Argentina como fiduciario del Fideicomiso de Asistencia al Fondo Federal de Infraestructura Regional	A	65.853.444	43,9%
Banco de la Nación Argentina, como fiduciario del Programa de Propiedad Participada	B	7.500.000	5,0%
Banco de la Nación Argentina, como fiduciario del Fideicomiso de Asistencia al Fondo Federal de Infraestructura Regional	C	7.500.000	5,0%
Fiduciario de las Opciones	D	9.090.500	6,1%
Latin America Capital Partners II	D	4.303.811	2,9%
Ritelco S.A.	D	7.835.893	5,2%
Dolphin Fund PLC	D	4.789.478	3,2%
Inversiones Financieros del Sur	D	8.465.683	5,6%
IRSA Inversiones y Representaciones S.A.	D	9.805.122	6,5%
Ifis Limited	D	7.537.571	5,0%
Deutsche Bank Sec. Inc Int. Portfolio	D	7.110.000	4,7%
Otros Agrupados	D	10.208.498	6,9%
Total		150.000.000	100,0%

Inciso p)

Acciones que dan derecho a valores representativos de deuda convertibles en acciones y/u opciones de compra de acciones de la sociedad, correspondientes a la titularidad del accionista o grupo controlante: **No existen.**

Inciso q)

Los principales accionistas clase "D" de la sociedad y sus domicilios son los siguientes:
- Irsa Inversiones y Representaciones S.A., Moreno 877 - Piso 22 - Capital Federal, Argentina
- Inversiones Financieras del Sur S.A., Zabala 1422 - Montevideo ROU, Uruguay
- Dolphin Fund PLC, 12/13 Hill St. Douglas IM99 1BW - Isle Of Man, Isle Of Man
- Ritelco S.A., Gabriel Otero 6462 - Montevideo ROU, Uruguay
- Ifis Limited, Wessex House 45 Hamilton, Bermuda
- Latin America Capital Partners II, Georgetown, Grand Cayman, (B.W.I), Is Caimanes

Saludamos a ustedes muy atentamente.

Ernesto Viñes
Apoderado

Nota de la Bolsa: La información precedentemente transcripta ingresó el 11.08.05 a las 10:45 hs.

DISMINUCION DEL MONTO ADMITIDO A COTIZAR

BANCO HIPOTECARIO S.A.

La entidad del rubro mediante información suministrada y difundida en los medios informativos de esta Institución, comunicó adhesiones al canje de las Obligaciones Negociables Series 1, 16 y 24, por nuevas Obligaciones Negociables a largo plazo con vencimiento en el 2013 en dólares estadounidenses oportunamente autorizadas a cotizar.

En razón de ello, esta Bolsa ha resuelto adecuar el monto admitido a cotizar de las especies canjeadas, de acuerdo al detalle que a continuación se expone:

Especie		Vencimiento	Monto de Deuda luego del canje	
Serie 1	(OBHX1)	17.04.2003	u$s	12.042.000,–
Serie 16	(OBHX9)	17.02.2003	u$s	10.221.000,–
Serie 24	(OHX24)	15.03.2005	u$s	6.117.200,–

Buenos Aires, 10 de agosto de 2005.-

Las obligaciones negociables cotizan en Rueda Reducida por aplicación del artículo 39, inciso a) del Reglamento de Cotización. La entidad está individualizada con las llamadas Nros. 1-c1, 3, 4 y 25.

FIDEICOMISOS FINANCIEROS

AMORTIZACION

FIDEICOMISO FINANCIERO TARJETA SHOPPING IX

Amortización de Certificados de Participación (CSHB9)

Fiduciario: BANCO DE VALORES S.A.
Fiduciante: TARSHOP S.A.

Conforme se dio cuenta en el aviso difundido en los medios de esta Institución, se procede a abonar el último servicio de renta y amortización de los Certificados de Participación Clase "B" emitidos en el Fideicomiso Financiero Tarjeta Shopping IX, en el marco de un Programa Global.

En virtud de ello, queda sin efecto la autorización oportunamente otorgada por esta Bolsa de Comercio para cotizar los valores descriptos.

Buenos Aires, 10 de agosto de 2005

FIDEICOMISO FINANCIERO FAVA V

Amortización de la Clase "A" (CFVA5)

Fiduciario: Banco Patagonia S.A.

Conforme se anunció mediante aviso difundido a través de los medios de esta Bolsa, se procede a abonar el último servicio financiero correspondiente a los Certificados de Participación de la Clase "A" del **Fideicomiso Financiero Fava V**, emitidos en el marco de un programa global, oportunamente autorizados a cotizar por esta Bolsa de Comercio.

En virtud de ello, queda sin efecto la autorización otorgada en su momento por esta Asociación para cotizar los valores descriptos.

Buenos Aires, 10 de agosto de 2005

PAGOS DE INTERESES Y AMORTIZACION

BANCO DE VALORES S.A.

Tarshop S-XI
Clases "A" y "B"

A los Señores Inversores:
Se informa que de acuerdo con los términos y condiciones de la emisión, el día 16 de agosto de 2005 procederá al pago de los siguientes servicios:

Clase "A"
Pago de servicio N°: 7
Período: 01/07/05-31/07/05
Porcentaje de amortización de capital: 9,0074199% s/capital nominal
Amortización en pesos: $ 1.171.224
Nuevo Valor Residual: $ 333.094
Porcentaje sobre V.N. inicial: 2,56169402%
Porcentaje de intereses del período: 0,0723071% s/capital nominal
Total renta en pesos: $ 9.402
Código CVSA: 33279

Clase "B"
Pago de servicio N°: 6
Período: 01/07/05-31/07/05
Nuevo Valor Residual $: 1.625.360
Porcentaje sobre V.N. inicial: 100,0000000%
Porcentaje de interés del período: 0,83335384% s/capital nominal
Total renta en pesos: 13.545
Código CVSA: 33280

Daniel Collante — Adm. de Fideicomisos
Lorenzo Moliner — Jefe Principal de Departamento

BANCO DE VALORES S.A.

Garbarino S-XXII
Clases "A"

A los Señores inversores:
Se informa que de acuerdo con los términos y condiciones de la emisión, el día 16 de agosto de 2005 procederá al pago de los siguientes servicios:

Clase "A"
Pago de Servicio nro.: 4
Período: 01/07/05-31/07/05
Porcentaje de amortización de capital: 17,7983477% s/capital nominal
Amortización en pesos: $ 4.699.438,–
Nuevo Valor Residual: $ 10.554.916,–
Porcentaje sobre V.N. inicial: 39,9750066% s/capital nominal
Porcentaje de intereses del período: 0,3490673%
Total renta en pesos: $ 92.167,–
Código CVSA: 33408

Dicha cifra incluye $ 1.120.834 correspondientes a cobranzas realizadas en meses anteriores e imputadas y rendidas en el corriente, debido a diferencias ocurridas en el sistema de administración de cobranzas del Fiduciante, las que han sido subsanadas.

Daniel Collante — Adm. de Fideicomisos
Lorenzo Moliner — Jefe Principal de Departamento

BANCO DE VALORES S.A.

Tarshop S-X
Clases "A" y "B"

A los Señores Inversores:
Se informa que de acuerdo con los términos y condiciones de la emisión, el día 16 de agosto de 2005 procederá al pago de los siguientes servicios:

Anexo V
Declaración Jurada de Tenencias Directa e Indirecta en Acciones,
Valores Representativos de Deuda Convertibles en Acciones y Opciones

1. Nombre de la Emisora de los Valores respecto de los cuales se formula la presente Declaración Jurada
Juan Minetti S.A.

2. Identificadores

Del Sujeto Obligado a informar	**Del Suscriptor de la presente Declaración Jurada**
Cemasco B.V.	Damián Rodríguez Peluffo

3. Saldo de la Tenencia Total luego de las Operaciones Informadas

		Valor Nominal (Actual, Nocional o Equivalente)	**% de Votos s/Total (Actual, Eventual o Equivalente)**
Total Tenencia en Acciones	Directa	181.198.344	51,4684826557
	Indirecta	4.206.642	1,1948756040
Total Tenencia en Opciones	Directa	—	—
	Indirecta	—	—
Total Tenencia en Valores Representativos de Deuda Convertibles	Directa	—	—
	Indirecta	—	—
Saldo Final de la Tenencia	Directa	181.198.344	51,4684826557
	Indirecta	4.206.642	1,1948756040
	Total	185.404.986	52,6633582597

Nota de la Bolsa: La información precedentemente transcripta ingresó el 01.09.05 a las 12:38 hs.

RESOLUCIONES DE ASAMBLEA

BANCO HIPOTECARIO S.A.

Síntesis de lo resuelto en la Asamblea General Ordinaria de Accionistas del Banco Hipotecario S.A. celebrada el 31/08/05.

Capital Social en Circulación	$	1.500.000.000
Capital Presente	$	1.461.742.660
Porcentaje Capital Presente/Capital Social en Circulación		97,45 %
Votos presentes		276.817.868
Porcentaje Votos Presentes/Total Votos Acciones en Circulación		96,02 %

(i) Designación de dos accionistas para aprobar y suscribir el acta.
La asamblea aprobó por 254.676.308 votos a favor, representativos del 100 % de los votos emitidos, designar a los representantes de los accionistas *Estado Nacional y Buenos Aires Trade & Finance Center para aprobar* y suscribir el Acta de la Asamblea.

No se registraron votos en contra. Se registró la abstención de un accionista por 22.141.560 votos.

Previo a considerar el Punto (ii) del Orden del Día, la Asamblea aprobó

(Continúa en pág. 6)

(Viene de pág. 5)

por unanimidad la participación en adelante del accionista MET AFJP Cta. Fondo Tit. Neg., que había omitido firmar el Registro de Asistencia a la Asamblea.

Capital Social en Circulación	$ 1.500.000.000
Capital Presente	$ 1.468.354.200
Porcentaje Capital Presente/Capital Social en Circulación	97,89 %
Votos presentes	278.801.330
Porcentaje Votos Presentes/Total Votos Acciones en Circulación	96,71 %

(ii) Consideración del pago de honorarios a los directores integrantes del Comité Ejecutivo de $ 2.771 miles en concepto de participación en las ganancias y de $ 17.521 miles por apreciación del valor accionario, devengados durante el ejercicio económico finalizado el 31/12/04, el cual arrojó quebranto computable en los términos de las Normas de la Comisión Nacional de Valores.

La asamblea aprobó por 130.760.358 votos a favor, representativos del 50,95 % de los votos emitidos, el pago de honorarios a los directores integrantes del Comité Ejecutivo de $ 2.771 miles en concepto de participación en las ganancias y de $ 17.521 miles por apreciación del valor accionario, devengados durante el ejercicio económico finalizado el 31/12/04, el cual arrojó quebranto computable en los términos de las Normas de la Comisión Nacional de Valores.

Se registraron 125.896.937 votos en contra, representativos del 49,05% de los votos emitidos. Se registró la abstención de 5 accionistas por 22.144.035 votos.

Ernesto Viñes
Apoderado

CENTRAL PUERTO S.A.

Buenos Aires, 1° de septiembre de 2005.-

Señores
Bolsa de Comercio de Buenos Aires
Presente

Nota: CPSA-GG-N-0507/05

De nuestra consideración:

Central Puerto S.A. se dirige a esa Bolsa en cumplimiento de lo dispuesto por el Reglamento de Cotización de esa Entidad.

En ese sentido se informa que el día 31 de agosto de 2005 se celebró una Asamblea General Ordinaria y Extraordinaria de Accionistas de Central Puerto S.A.. La misma se llevó a cabo con la presencia de 11 (once) accionistas titulares de 59.014.885 acciones que representan el 66,67 % del capital social y votos (53.103.589 Acciones Clase A, con derecho a 1 (un) voto por acción y 5.911.296 Acciones Clase B, con derecho a 1 (un) voto por acción).

Se consideraron los siguientes puntos del Orden del Día:

Primer Punto del Orden del Día: Designación de 2 (dos) accionistas para firmar el Acta. Se mocionó para que los representantes del Accionista Total Austral S.A. y Máxima AFJP firmen el acta. La misma fue aprobada por unanimidad de votos presentes.

Segundo Punto del Orden del Día: Informe sobre la reestructuración de la deuda financiera de la Sociedad. Ratificación de todo lo actuado por el Directorio y los funcionarios de la Sociedad con relación a la misma. No habiéndose reunido el quórum necesario para el tratamiento de este segundo punto del Orden del Día, respecto al cual fue convocada la presente en su carácter de asamblea extraordinaria, se pasó al tratamiento del siguiente punto del Orden del Día.

Tercer Punto del Orden del Día: Consideración de la emisión de obligaciones negociables simples, no convertibles en acciones, expresadas en dólares estadounidenses o en cualquier otra moneda, con o sin garantía, en diferentes clases y/o series, por un monto máximo de U$S 150.000.000 o su equivalente en otras monedas. Se propuso pasar, a cuarto intermedio el tratamiento de este y los siguientes puntos del Orden del Día hasta el día 30 de septiembre de 2005 a efectos de otorgar un plazo adicional al Directorio en la negociación de los términos y condiciones de la reestructuración de pasivos de la Sociedad. La moción fue aprobada por unanimidad de votos presentes. Por último, previo al cierre de la asamblea un miembro de la Comisión Fiscalizadora y un Director efectuaron ciertas consideraciones en relación con requerimientos informativos por parte de un accionista minoritario, a fin de informar a la asamblea al respecto.

Saludamos a ustedes muy atentamente.

Damián M. Altgelt
Responsable de las Relaciones con el Mercado

COTIZACION AUTORIZADA

TELEFONICA DATA ARGENTINA S.A.

Aumento de Capital

Ha sido autorizada por esta Bolsa de Comercio, la cotización de los siguientes valores:

Monto y Clase de Acciones:
155.875 Acciones Ordinarias (1 voto) v$n. 15.587.500.-

Son valores escriturales de v$n. 100.- cada uno.

Gozan de Dividendo:
En igualdad de condiciones que las acciones actualmente en circulación.

Emisión autorizada por:
Asamblea General Ordinaria del 10.12.2004 y Acta de Directorio del 08.08.2005.

Detalle de la operación:
Capitalización de la cuenta Aportes Irrevocables a ser acreditadas a los accionistas de la sociedad, de acuerdo a sus tenencias, a razón de 0,24 nuevas acciones por cada una de tenencia.

Composición del Capital luego del presente aumento:
804.617 Acciones Ordinarias escriturales (1 voto) v$n. 80.461.700.-

Buenos Aires, 30 de agosto de 2005.

La Comisión Nacional de Valores comunicó la autorización de oferta pública otorgada a la emisión que nos ocupa.

La autorización concedida por esta Bolsa significa que la sociedad ha cumplido hasta el momento con todos los requisitos exigidos por las normas legales y reglamentarias pertinentes.

OBLIGACIONES NEGOCIABLES

AUTORIZACION

ACINDAR INDUSTRIA ARGENTINA DE ACEROS SOCIEDAD ANONIMA

Autorización de Obligaciones Negociables Convertibles (OACI 8)

La sociedad del rubro puso a disposición de los obligacionistas el tercer servicio de intereses correspondiente a las Obligaciones Negociables Subordinadas Convertibles en Acciones Ordinarias Clase "B", mediante la emisión, en la proporción pertinente conforme a lo establecido en las condiciones de emisión, de valores de la misma especie y características.

En virtud de ello, el monto en circulación de las obligaciones negociables

(Continúa en pág. 8)

dades en la que éstos también tengan "participación significativa" referida a funciones de auditoría externa u otras: Ninguna.

Buenos Aires, 3 de octubre de 2005

Deloitte & Co. S.R.L.
C.P.C.E.C.A.B.A. - T° 1 F° 3
Carlos A. Lloveras
Contador Público (UBA)
C.P.C.E.C.A.B.A.- T° 107 - F° 195

ARTICULO 23 Y/O CAPITULO XVII DE LAS NORMAS DE LA COMISION NACIONAL DE VALORES

NACION FIDEICOMISOS S.A.

Buenos Aires, 5 de octubre de 2005.

Señor
Presidente de la Bolsa de Comercio de Buenos Aires
Lic. Adelmo Gabbi
S/D

Ref.: Fideicomiso Financiero "CEPA"

Nación Fideicomisos S.A., en su carácter de Fiduciario del Fideicomiso Financiero CEPA, y con relación al proceso concursal de CEPA, en trámite por ante el Juzgado Nacional de Primera Instancia en lo Comercial N° 15, Secretaría N° 30 sito en la Avenida Callao 635, piso 3° de la Ciudad Autónoma de Buenos Aires, informa las últimas novedades acontecidas y el estado procesal actual del expediente.

En tal sentido, con fecha 03.10.2005, se decretó la quiebra de la concursada como consecuencia del incumplimiento del convenio al que se arribara con ésta para revertir el anterior decreto de quiebra.

Conforme surge de la resolución, en dicho acuerdo se pactó que en caso de mora en su incumplimiento, se podría proseguir dicho pedido de quiebra, tal como aconteció.

Por su parte, en el expediente caratulado: "Compañía Elaboradora de Productos Alimenticios S.A. s/Concurso Preventivo s/Declaración de Ineficacia s/Incidente (Tema Nación Fideicomisos S.A.)" Expediente N° 186.806, la Sindicatura interviniente en autos, contestó el traslado efectuado por esta parte, manifestando que aún no han podido constatar las registraciones contables de la cesante.

Sin otro particular, saludamos a Usted muy atentamente.

MCD García Valverde
Gte. Operativa y Legal

Nota de la Bolsa: La información precedentemente transcripta ingresó el 06.10.05 a las 11:42 hs.

"BANCO HIPOTECARIO S.A.

Suscripción de Bonos del Gobierno Nacional en Dólares Estadounidenses LIBOR 2012 ("BODEN 12"), con motivo de la compensación prevista para las entidades financieras por el Decreto N° 905/2002 (art. 29 inc. f) y g).

Con fecha 6 de octubre de 2005, Banco Hipotecario efectuó una suscripción directa de BODEN 2012 por un valor nominal de U$S 77,3 millones, por los que abonó en efectivo la suma de $ 193,7 millones y recibió U$S 14,5 millones en pago de cupones vencidos por dichos títulos. De esta manera, junto con la operación informada el lunes 3 de octubre de 2005, el Banco

(Continúa en pág. 4)

(Viene de pág. 3)
suscribió BODEN 2012 por un total a valor nominal de U$S 308,3 millones. Las operaciones concretadas permitieron que este Banco redujera el endeudamiento con Banco Central destinado a la suscripción de dichos títulos en la suma de $ 771,6 millones".

Gabriel Saidon
Gerente Area de Finanzas

Nota de la Bolsa: La información precedentemente transcripta ingresó el 06.10.05 a las 12:40 hs.

IRSA - INVERSIONES Y REPRESENTACIONES S.A.

Buenos Aires, 6 de octubre de 2005.-

Señores
Bolsa de Comercio de Buenos Aires
Presente

Ref.: Deber de informar. Asamblea Anual 2005

De mi consideración:
Nos dirigimos a ustedes en representación de IRSA Inversiones y Representaciones Sociedad Anónima en relación al tema de referencia.

En tal sentido informamos por la presente que el Directorio de la Sociedad, convocó a Asamblea General Ordinaria y Extraordinaria de accionistas para el día 1° de noviembre de 2005, en razón de que el Sr. Presidente y Vicepresidente II han manifestado que estarán de viaje y regresando en dicha fecha. Por tal motivo y teniendo en cuenta su interés en presidir la reunión se ha convocado a la asamblea para el 1° de noviembre en la sede social a la hora 16.00.

Asimismo y sin perjuicio de los temas propios de asamblea ordinaria el Directorio propondrá a la Asamblea el pago de honorarios al Directorio por la suma de $ 7.400.000,–; el tratamiento del resultado del ejercicio que arrojó una ganancia de $ 103.245.000,– y la aprobación de la fusión por absorción de nuestra controlada 100% Buenos Aires, Trade & Finance Center S.A. Se recuerda que en virtud de los compromisos financieros oportunamente asumidos por la Sociedad no se propone distribución de dividendos en efectivo.

Sin otro particular, los saludamos atentamente.

Saúl Zang

Nota de la Bolsa: La información precedentemente transcripta ingresó el 06.10.05 a las 16:14 hs.

MINISTERIO DE ECONOMIA
TUCUMAN

San Miguel de Tucumán, 05 de Octubre de 2005

Sr. Presidente de la
Bolsa de Comercio de Buenos Aires
Sr. Adelmo Gabbi
S/D

De mi mayor consideración:
Me dirijo a Ud. a efectos de comunicarle que el Gobierno de la Provincia de Tucumán ha resuelto prorrogar hasta el día 16 de Diciembre el plazo de aceptación para su Oferta de Canje para los títulos denominados TTUX2 (Título de Mediano Plazo Serie 02-9.45%- CED US89882FAA03), que cotizan en vuestra institución. Dicha Oferta de Canje tiene vigencia exclusivamente en la República Argentina.

Cumplo en informarle que a la fecha ya han sido rescatados U$S 157.349.000 en Valores Nominales de los referidos Títulos, lo que equivale al 78,67% del total de la emisión. En consecuencia, la Provincia procederá a cancelar los Títulos que ya se encuentran en su poder, de conformidad con los términos y condiciones de los mismos.

Se adjuntan a la presente, como Anexo, los términos y condiciones de la Oferta de Canje.

Sin otro particular, saludo a Ud. muy atentamente.

C.P.N. Jorge Gustavo Jiménez
Ministro de Economía

San Miguel de Tucumán

Oferta de Canje

El Gobierno de la Provincia de Tucumán ofrece canjear el monto de capital pendiente de pago de los Títulos a Mediano Plazo Garantizados por Coparticipación Federal al 9,45% anual Serie 02 con vencimiento en 2004 (los "Títulos Existentes"), emitidos bajo el Convenio de Fideicomiso de fecha 30 de julio de 1997 (con sus modificaciones, el "Convenio de Fideicomiso"), por nuevos títulos emitidos en pesos, regidos por la legislación argentina, y denominados CONSADEP (los "Nuevos Títulos").

Importante Advertencia

La Oferta de Canje tiene vigencia exclusivamente en la República Argentina.

La Oferta de Canje no constituye una oferta pública bajo los términos de la Ley de Títulos de 1933 de los Estados Unidos, con sus modificaciones, (la "Ley de Títulos"), y los Nuevos Títulos no han sido registrados bajo la Ley de Títulos ni bajo ninguna ley de títulos estadual de los Estados Unidos, y no pueden ser ofrecidos ni vendidos dentro de los Estados Unidos o a, o por cuenta o beneficio de, personas de los Estados Unidos, excepto en virtud de una exención de, o en una transacción no sujeta a, los requisitos de registro de la Ley de Títulos o de cualquier ley de títulos estadual de los Estados Unidos que sea aplicable.

Términos y condiciones de los Nuevos Títulos

Monto total autorizado por Ley: Pesos 255.000.000
Monto total emitido: Pesos 175.000.000
Fecha de Emisión: 4 de febrero de 2002
Moneda: Pesos de la República Argentina
Ley aplicable: Argentina

Ajuste de capital: El monto de capital de los Nuevos Títulos se ajusta en base al Coeficiente de Estabilización de Referencia publicado diariamente por el Banco Central de la República Argentina ("CER"), a partir de su Fecha de Emisión.

Factor de Conversión: A los efectos de la Oferta de Canje, cada dólar estadounidense del capital de los Títulos Existentes se convierte a pesos de la siguiente forma: 1 dólar estadounidense = 1,40 pesos.

Pago: El capital de los Nuevo Títulos será pagado en 156 cuotas mensuales y consecutivas, comenzando el 4 de marzo de 2005. Las primeras 60 cuotas serán equivalentes al 0,40% del capital ajustado; las siguientes 48 cuotas serán equivalentes al 0,60% del capital ajustado; las siguientes 47 cuotas serán equivalentes al 0,98% del capital ajustado; y la última cuota será igual al 1,14% del capital ajustado.

Intereses: Los intereses serán pagados a una tasa del 2% anual. Desde el 4 de febrero de 2002 hasta el 4 de septiembre de 2002, los intereses han sido capitalizados, incrementando el monto de capital de los Nuevos Títulos. A partir del 4 de octubre de 2002, los intereses se pagan mensualmente, junto con las cuotas de capital (a partir del 4 de marzo de 2005).

Garantía: Los Nuevos Títulos ya emitidos tienen el beneficio de una cesión realizada por la Provincia de sus derechos sobre el 4.375% de los recursos que por Coparticipación Federal recibe mensualmente del Gobierno Nacional, de conformidad con las disposiciones de la Ley N° 23.548, y sus modificatorias (para la emisión total de $ 255 millones la cesión se eleva al 6.375%). Los fondos cedidos son depositados en custodia en una cuenta destinada al efecto en el Banco del Tucumán S.A., agente financiero de la Provincia.

Forma: Los Nuevos Títulos han sido emitidos en forma escritural, siendo el Agente de Registro la Caja de Valores S.A.

Cotización: Los Nuevos Títulos cotizan actualmente en la Bolsa de Comercio de Buenos Aires.

Calificación: Los Nuevos Títulos han recibido una calificación de "BBB", emitida por Calificadora de Riesgo Latinoamericana.

Valor de conversión

Los Títulos Existentes serán canjeados por los Nuevos Títulos de acuerdo al valor de conversión, determinado a través de una fórmula establecida por la Resolución N° 660/ME del Ministerio de Economía de la Provincia de Tucumán. Dicha fórmula de conversión se calcula de la siguiente forma:

ARTICULO 1° Aplicar a Banco Hipotecario S.A. la multa de pesos un millón ($ 1.000.000) la que deberá ser soportada en forma solidaria por los Sres. CLARISA LIESIC DE ESTOL, EDUARDO ELSZTAIN, SAÚL ZANG, ERNESTO VIÑES, PABLO DANIEL VERGARA DEL CARRIL, y GABRIEL ADOLFO GREGORIO REZNIK., por infracción a los artículos 59, 261, 269 de la LSC N° 19.550; artículos 43, 44 y 67 del Código de Comercio; artículos 1098 y 1198 del Código Civil, y artículo 5° inciso a) -de acuerdo con la especificación contenida en el artículo 3° inciso 30 del Cap. XXI de las NORMAS (N.T.2001) y 8° inciso a) del Régimen de Transparencia de la Oferta Pública; aprobado por Decreto N° 677/01.

ARTICULO 2°. Absolver a los Sres. JULIO AUGUSTO MACCHI, EDGARDO JOSÉ LUIS FORNERO, JORGE GROUMAN, JACOBO JULIO DREIZZEN, PEDRO DEL PIERO, CARLOS PISULA, y FEDERICO BENSADON por los cargos por presunta infracción a los artículos 59, 261 y 269 de la LSC N° 19.550; artículos 43, 44 y 67 del Código de Comercio; artículos 1908 y 1198 del Código Civil y artículo 8° inciso a) del Decreto N° 677/01.

ARTICULO 3°) Advertir a los Sres. JULIO AUGUSTO MACCHI, EDGARDO LUIS FORNERO, JORGE GROUMAN, JACOBO JULIO DREIZZEN, PEDRO DEL PIERO, CARLOS PISULA, y FEDERICO BENSADON por omisión al deber de información impuesto por el art. 5° inc. a) de acuerdo con la especificación contenida en el art. 3° inc. 30 del Cap. XXI de las NORMAS (N.T.2001) del Régimen de Transparencia de la Oferta Pública aprobado por Decreto N° 677/01

ARTICULO 4°.- Imponer la sanción de apercibimiento a los señores miembros de la Comisión Fiscalizadora, NÉSTOR LUIS FUKS, NICOLÁS DILERNIA, RICARDO FLAMMINI, MARCELO HÉCTOR FUXMAN y JOSÉ DANIEL ABELOVICH, por la mora en el cumplimiento de las obligaciones emergentes del artículo 294, inciso 9° de la LSC N° 19.550 y por infracción al artículo 5° inciso a) -de acuerdo con la especificación contenida en el art. 3° inc. 30 del Cap. XXI de las NORMAS (N.T.2001)- y 8° inc. a) del Régimen de Transparencia de la Oferta Pública aprobado por Decreto N° 677/01

ARTICULO 5°) Aplicar la sanción de apercibimiento al Sr. GABRIEL GUSTAVO SAIDÓN en orden al art. 5° inc. a) del Régimen de Transparencia de la Oferta Pública aprobado por el Decreto N° 677/01, de acuerdo a la especificación contenida en el art. 3° inc. 30 del Cap. XXI de las Normas (N.T. 2001).

ARTICULO 6°) Absolver de la totalidad de los cargos al Sr. ALFREDO MC LAUGHLIN señalados en la resolución N° 15.119 por no haber formado parte del directorio a la fecha de los hechos investigados.

ARTICULO 7°) Declarar abstracta la investigación relativa a la correspondencia entre los montos fijados como remuneraciones por retribución variable, con los vigentes en el mercado.

ARTICULO 8°) Notifíquese a los sumariados, a la Bolsa de Comercio de Buenos Aires, al BANCO CENTRAL DE LA REPUBLICA ARGENTINA, a la INSPECCION GENERAL DE JUSTICIA, a la SINDICATURA GENERAL DE LA NACION y publíquese en la web. del Organismo.

Narciso Muñoz
Presidente

Dr. Emilio Ferré
Director

Dr. José Luis Pungitore
Director

INFORMACIONES SOBRE SOCIEDADES ANONIMAS

ARTICULO 23 Y/O CAPITULO XVII DE LAS NORMAS DE LA COMISION NACIONAL DE VALORES

BANCO HIPOTECARIO S.A.

Buenos Aires, 3 de octubre de 2005

Suscripción de Bonos del Gobierno Nacional en Dólares Estadounidenses Libor 2012 ("Boden 12"), con motivo de la compensación prevista para las entidades financieras por el decreto N° 905/2005 (art. 29 inc. f) y g)

Con fecha 28 de septiembre de 2005, Banco Hipotecario efectuó una suscripción directa de Boden 2012 por un valor nominal de U$S 55,2 millones, aplicando Préstamos Garantizados del Gobierno Nacional por un valor en libros de $ 121,8 millones, y recibió $ 7,4 millones en pago de cupones vencidos correspondientes a dichos títulos. En la misma fecha, suscribió BODEN 2012 por un valor nominal de U$S 175,8 millones, por los que abonó en efectivo la suma de $ 439,5 millones y recibió U$S 33,1 millones en pago de cupones vencidos por dichos títulos. De esta forma, el Banco suscribió BODEN 2012 por un total a valor nominal de U$S 231,0 millones manteniendo, con respecto a la compensación asignada, un saldo de Bonos pendiente de suscripción por aproximadamente U$S 601,9 millones a valor nominal. Las operaciones concretadas permitieron que este Banco redujera el endeudamiento con Banco Central registrado en el balance con destino a la suscripción de dichos títulos en PS. 578,7 millones".

Sin otro particular, saludamos a ustedes muy atentamente.

Gabriel Saidon
Gerente Area de Finanzas

Nota de la Bolsa: La información precedentemente transcripta ingresó el 03.10.05 a las 16:09 hs.

RENAULT ARGENTINA S.A.

Buenos Aires, 3 de octubre de 2005

Señores
Bolsa de Comercio de Buenos Aires
Presente

De nuestra consideración:

Tenemos el agrado de dirigirnos a Ustedes en los términos del art. 23 del reglamento de Cotización, con relación a la oferta pública de adquisición de las acciones de la sociedad por parte de Renault Développement Industriel et Commercial - R. D.I.C.

Al respecto, cumplimos en informarles que el Directorio de la sociedad, en su reunión del día de la fecha, ha resuelto emitir opinión sobre la oferta, manifestando que el precio ofertado en la misma resulta razonable, y efectuar una recomendación técnica sobre la oferta, expresando su recomendación de aceptación de la misma.

El Directorio asimismo ha aprobado el texto del informe prescripto en el Art. 36 del Capítulo XXVII de las Normas de la Comisión Nacional de Valores, que se adjunta separadamente y cuya publicación les solicitamos efectuar por dos (2) días en el Boletín Diario de vuestra asociación (cfr. Art. 37 de la normativa citada).

Sin otro particular, les saludamos muy atentamente.

Juan Manuel Lardizabal
Presidente

Ciudad de Buenos Aires, 21 de octubre de 2005

Señores
Bolsa de Comercio de Buenos Aires
Sarmiento 299
Buenos Aires
Presente

BOLSA DE COMERCIO DE BUENOS AIRES
47856 21.OCT 05 15 54

Ref: Banco Hipotecario S.A. s/ actualización del prospecto de programa para la emisión de obligaciones negociables a mediano plazo, por un monto máximo en circulación de hasta U$S 1.200.000.000 o su equivalente en otras monedas (el "Programa") y emisión de la Serie 4 de Obligaciones Negociables bajo el Programa.

De mi mayor consideración:

Quien suscribe, en su carácter de autorizado de Banco Hipotecario S.A. (el "Banco") con domicilio en Reconquista 151, C1003 ABC, Ciudad de Buenos Aires, República Argentina, se dirige a Ustedes a fin de adjuntar al presente el aviso de suscripción de la Serie 4 de Obligaciones Negociables a ser emitidos bajo el Programa del Banco, solicitando su publicación en el Boletín diario de la Bolsa de Comercio de Buenos Aires del día de la fecha.

Sin otro particular saluda a Ustedes muy atentamente.

José Seoane
Autorizado

NOTA DE LA BOLSA: La solicitud de cotización de la presente emisión se encuentra en estudio ante esta Asociación.-

AVISO DE SUSCRIPCIÓN

BANCO HIPOTECARIO

Banco Hipotecario S.A.

Obligaciones Negociables Serie N° 4
por un valor nominal de hasta U$S 200.000.000 a una tasa del __% con vencimiento 2010

Se comunica al público inversor en general que Banco Hipotecario S.A. (la "**Emisora**") ofrece en suscripción obligaciones negociables de la Serie 4 a Tasa Fija con vencimiento en 2010 por un valor nominal de hasta US$ 200.000.000 (Dólares Estadounidenses Doscientos Millones) (las "**Obligaciones Negociables**"), a ser emitidas en el marco del Programa Global de Emisión de Títulos de Deuda de Mediano Plazo por un valor nominal de U$S 1.200.000.000 (el "**Programa**") autorizado por la Comisión Nacional de Valores (la "**CNV**") mediante Resolución N° 14.546 de la CNV con fecha 26 de junio de 2003, y de acuerdo con los principales términos y condiciones que se resumen a continuación y que forman parte del Prospecto del Programa de fecha 20 de octubre de 2005, (el "**Prospecto**") y el suplemento de precio de fecha 20 de octubre de 2005 relativo a la emisión de las Obligaciones Negociables (el "**Suplemento de Precio**"), todos ellos publicados en el Boletín de la Bolsa de Comercio de Buenos Aires con fecha 21 de octubre de 2005:

1) **Colocadores:** Deutsche Bank AG, Sucursal Londres, con domicilio en Winchester House, 1 Great Winchester Street, Londres - EC2N 2DB, Reino Unido, y Citigroup Global Markets Limited con domicilio en Citigroup Centre, Canada Square, Canary Wharf, Londres - E14 5LB, Reino Unido actuarán como Colocadores Principales; Deutsche Bank S.A., con domicilio en Tucumán 1, 13° Piso – C1049AAA – Ciudad de Buenos Aires – Argentina, y Citicorp Capital Markets S.A., con domicilio en Florida 183 – C1005AAC – Ciudad de Buenos Aires – Argentina, Teléfono 4329-1266, actuarán como Colocadores Locales y Banco de Valores S.A., con domicilio en Sarmiento 310 – C1041AAH – Ciudad de Buenos Aires – Argentina, actuará como Sub-Colocador Local.

2) **Período de Presentación de Ofertas:** Los interesados podrán presentar indicaciones de interés para suscribir las Obligaciones Negociables en las oficinas de los Colocadores Locales y del Sub-Colocador Local desde el 24 de octubre de 2005 hasta el 3 de noviembre de 2005 en el horario de 10 a 15 horas, aclarándose que respecto del último día del período, es decir el 3 de noviembre de 2005, sólo podrán remitirse indicaciones de interés a los Colocadores Locales y al Sub-Colocador Local hasta las 14 horas (el "**Período de Presentación de Ofertas**"), salvo que la Emisora prorrogara este período, lo cual deberá ser informado mediante publicación en el Boletín de la Bolsa de Comercio de Buenos Aires y en un diario de gran circulación en Argentina con anterioridad a su vencimiento.

Una vez determinados el Precio de Emisión y la Tasa de Interés de las Obligaciones Negociables en la Fecha de Fijación del Precio, se publicará un aviso en el Boletín de la Bolsa de Comercio de Buenos Aires y los inversores podrán confirmar las indicaciones de interés no vinculantes presentadas durante el Período de Presentación de Ofertas durante el día hábil (en Buenos Aires) posterior al día de publicación de dicho aviso. "**Fecha de Fijación del Precio**" es el último día hábil (en Buenos Aires) del Período de Presentación de Ofertas. El Precio de Emisión y la Tasa de Interés de las Obligaciones Negociables se determinarán a través del proceso de recepción de ofertas, por los Colocadores Principales junto con la Emisora.

3) **Monto nominal ofrecido:** Las Obligaciones Negociables a Tasa Fija se ofrecen por un valor nominal de hasta US$ 200.000.000 (Dólares Estadounidenses Doscientos Millones).

4) **Moneda de suscripción:** La suscripción de las Obligaciones Negociables se realizará en Dólares Estadounidenses.

5) **Monto mínimo de suscripción:** US$ 35.000 (Dólares Estadounidenses Treinta y Cinco Mil).

6) **Fecha de Emisión:** Será informada a través de un aviso que se publicará en el Boletín de la Bolsa de Comercio de Buenos Aires.

7) **Precio de Emisión:** Será determinado con anterioridad a la Fecha de Emisión, e informado mediante un aviso que se publicará en el Boletín de la Bolsa de Comercio de Buenos Aires.

8) **Tasa de Interés:** Tasa fija, pagadera semestralmente, que será determinada con anterioridad a la Fecha de Emisión, e informada mediante un aviso que se publicará en el Boletín de la Bolsa de Comercio de Buenos Aires.

9) **Fecha de Vencimiento:** Cinco años a partir de la Fecha de Emisión.

10) **Amortización:** Mediante pago único a ser efectuado en la Fecha de Vencimiento.

11) **Cotización y negociación:** Se ha solicitado cotización de las Obligaciones Negociables en el Mercado "MTF" de la Bolsa de Valores de Luxemburgo, la Bolsa de Comercio de Buenos Aires y negociación de las mismas en el Mercado Abierto Electrónico S.A.

El Prospecto, el Suplemento de Precio y demás documentos relevantes para la emisión de las Obligaciones Negociables se encuentran a disposición de los interesados a través de los contactos y en las direcciones que se indican más abajo en este aviso.

Contactos

Banco Hipotecario S.A.

Marcelo Icikson
Gerente de Mercado de Capitales
Tel: +54 11 4347 5798
Fax: 5411 4347 5874
Dirección: Reconquista 151 (1003), Buenos Aires, Argentina
E-mail: micikson@hipotecario.com.ar

Deutsche Bank AG, Sucursal Londres

Patrick Holt
CIB - Global Markets
Global Markets
Tel: +44(20)754-57055
Cel: +44 7768 527230

Dirección: Floor 3, Winchester House, 1 Great Winchester Street, Londres, Reino Unido.
E-Mail: patrick.holt@db.com

Eric W Dannheim
Sales
CIB - Global Markets
Global Markets
Tel:: +44 (20) 754-57055
Cel: +44 7739 923932
Dirección: Floor 3,Winchester House, 1 Great Winchester Street, Londres, Reino Unido.
E-Mail: eric.w.dannheim@db.com

Citigroup Global Markets Limited

Christopher Hewitt
Director
London Syndicate Desk
Citigroup Centre
Canada Square
Canary Wharf, Londres E14 5LB
Tel: +44 (20) 7986-9000
Fax: +44 (20) 7721-2829
email: christopher.hewitt@citigroup.com

Deutsche Bank S.A.

Jose Ramos
CIB - Global Markets
Global Markets
Tel: +54(11) 4590-2794
Cel: +54 9-11 5-327-3281
Dirección: Tucuman 1, Piso 13, C1049AAA
Buenos Aires, Argentina
E-Mail: jose.ramos@db.com

Eduardo Gonzalez Del Solar
Associate
CIB - Global Markets
Global Markets
Tel: +54 (11) 4590-2737
Cel: +54 9 11 (15) 6053-9356
Tucuman 1, Piso 14 - C1049AAA- Buenos Aires, Argentina
E-Mail: eduardo.gonzalezdelsolar@db.com

Citicorp Capital Markets S.A.

Xavier Tarradellas/Hernán Van Zandweghe
Sales and Distribution
Tel: +54 11 4329-1266
Fax: +54 11 4329-1009 / 2831
Dirección: Florida 183 – C1005AAC – Buenos Aires
E-mail: xavier.tarradellas@citigroup.com
hernan.vanzandweghe@citigroup.com

Banco de Valores S.A.

Jorge I. Saez
Gerente Mercado de Capitales
Tel: +54-11 4323-6900
Fax: +54-11 4323-6935
Dirección: Sarmiento 310 - C1041AAH - Buenos Aires
E-mail:jsaez@banval.sba.com.ar

4) Inclusión en el pasivo de la Sociedad de los Aportes Irrevocables de $ 1.465.825 recibidos oportunamente del accionista mayoritario.

Eduardo Rousseau
Presidente
(Electo por Asamblea Gral. Ordinaria de fecha 20.12.2004)

Nota: Se recuerda a los Sres. Accionistas que para asistir a la Asamblea deberán presentar la constancia de titularidad de las cuentas de acciones escriturales librada a los efectos de esta Asamblea por Caja de Valores S.A. en nuestra sede social de Uruguay 651, Piso 13 oficina "A", Capital Federal, de 13 a 17 hs. hasta el día 22 de noviembre de 2005, a las 17 horas.

Eduardo Rousseau
Presidente
(Electo por Asamblea Gral. Ordinaria de fecha 20.12.2004)

OBLIGACIONES NEGOCIABLES

SUSCRIPCION

BANCO HIPOTECARIO S.A.

Ciudad de Buenos Aires, 21 de octubre de 2005

Señores
Bolsa de Comercio de Buenos Aires
Sarmiento 299
Buenos Aires
Presente

Ref.: Banco Hipotecario S.A. s/actualización del prospecto de programa para la emisión de obligaciones negociables a mediano plazo, por un monto máximo en circulación de hasta U$S 1.200.000.000 o su equivalente en otras monedas (el "Programa") y emisión de la Serie 4 de Obligaciones Negociables bajo el Programa

De mi mayor consideración:

Quien suscribe, en su carácter de autorizado de Banco Hipotecario S.A. (el "Banco") con domicilio en Reconquista 151, C1003 ABC, Ciudad de Buenos Aires, República Argentina, se dirige a Ustedes a fin de adjuntar al presente el aviso de suscripción de la Serie 4 de Obligaciones Negociables a ser emitidos bajo el Programa del Banco, solicitando su publicación en el Boletín diario de la Bolsa de Comercio de Buenos Aires del día de la fecha.

Sin otro particular saluda a Ustedes muy atentamente.

José Seoane
Autorizado

Nota de la Bolsa: La solicitud de cotización de la presente emisión se encuentra en estudio ante esta Asociación.

AVISO DE SUSCRIPCION

BANCO HIPOTECARIO S.A.

Obligaciones Negociables Serie N° 4
por un valor nominal de hasta
U$S 200.000.000 a una tasa del __% con vencimiento 2010

Se comunica al público inversor en general que Banco Hipotecario S.A. (la "**Emisora**") ofrece en suscripción obligaciones negociables de la Serie 4 a Tasa Fija con vencimiento en 2010 por un valor nominal de hasta US$ 200.000.000 (Dólares Estadounidenses Doscientos Millones) (las "**Obligaciones Negociables**"), a ser emitidas en el marco del Programa Global de Emisión de Títulos de Deuda de Mediano Plazo por un valor nominal de U$S 1.200.000.000 (el "**Programa**") autorizado por la Comisión Nacional de Valores (la "CNV") mediante Resolución N°14.546 de la CNV con fecha 26 de junio de 2003, y de acuerdo con los principales términos y condiciones que se resumen a continuación y que forman parte del Prospecto del Programa de fecha 20 de octubre de 2005, (el "**Prospecto**") y el suplemento de precio de fecha 20 de octubre de 2005 relativo a la emisión de las Obligaciones Negociables (el "**Suplemento de Precio**"), todos ellos publicados en el Boletín de la Bolsa de Comercio de Buenos Aires con fecha 21 de octubre de 2005:

1) **Colocadores:** Deutsche Bank AG, Sucursal Londres, con domicilio en Winchester House, 1 Great Winchester Street, Londres - EC2N 2DB, Reino Unido, y Citigroup Global Markets Limited con domicilio en Citigroup Centre, Canada Square, Canary Wharf, Londres - E14 5LB, Reino Unido actuarán como Colocadores Principales; Deutsche Bank S.A., con domicilio en Tucumán 1, 13° Piso - C1049AAA - Ciudad de Buenos Aires - Argentina, y Citicorp Capital Markets S.A., con domicilio en Florida 183 - C1005AAC - Ciudad de Buenos Aires - Argentina, Teléfono 4329-1266, actuarán como Colocadores Locales y Banco de Valores S.A., con domicilio en Sarmiento 310 - C1041AAH - Ciudad de Buenos Aires - Argentina, actuará como Sub-Colocador Local.

2) **Período de Presentación de Ofertas:** Los interesados podrán presentar indicaciones de interés para suscribir las Obligaciones Negociables en las oficinas de los Colocadores Locales y del Sub-Colocador Local desde el 24 de octubre de 2005 hasta el 3 de noviembre de 2005 en el horario de 10 a 15 horas, aclarándose que respecto del último día del período, es decir el 3 de noviembre de 2005, sólo podrán remitirse indicaciones de interés a los Colocadores Locales y al Sub-Colocador Local hasta las 14 horas (el "**Período de Presentación de Ofertas**"), salvo que la Emisora prorrogara este período, lo cual deberá ser informado mediante publicación en el Boletín de la Bolsa de Comercio de Buenos Aires y en un diario de gran circulación en Argentina con anterioridad a su vencimiento.

Una vez determinados el Precio de Emisión y la Tasa de Interés de las Obligaciones Negociables en la Fecha de Fijación del Precio, se publicará un aviso en el Boletín de la Bolsa de Comercio de Buenos Aires y los inversores podrán confirmar las indicaciones de interés no vinculantes presentadas durante el Período de Presentación de Ofertas durante el día hábil (en Buenos Aires) posterior al día de publicación de dicho aviso. "**Fecha de Fijación del Precio**" es el último día hábil (en Buenos Aires) del Período de Presentación de Ofertas. El Precio de Emisión y la Tasa de Interés de las Obligaciones Negociables se determinarán a través del proceso de recepción de ofertas, por los Colocadores Principales junto con la Emisora.

3) **Monto nominal ofrecido:** Las Obligaciones Negociables a Tasa Fija se ofrecen por un valor nominal de hasta US$ 200.000.000 (Dólares Estadounidenses Doscientos Millones).

4) **Moneda de suscripción:** La suscripción de las Obligaciones Negociables se realizará en Dólares Estadounidenses.

5) **Monto mínimo de suscripción:** US$ 35.000 (Dólares Estadounidenses Treinta y Cinco Mil).

6) **Fecha de Emisión:** Será informada a través de un aviso que se publicará en el Boletín de la Bolsa de Comercio de Buenos Aires.

7) **Precio de Emisión:** Será determinado con anterioridad a la Fecha de Emisión, e informado mediante un aviso que se publicará en el Boletín de la Bolsa de Comercio de Buenos Aires.

8) **Tasa de Interés:** Tasa fija, pagadera semestralmente, que será determinada con anterioridad a la Fecha de Emisión, e informada mediante un aviso que se publicará en el Boletín de la Bolsa de Comercio de Buenos Aires.

9) **Fecha de Vencimiento:** Cinco años a partir de la Fecha de Emisión.

10) **Amortización:** Mediante pago único a ser efectuado en la Fecha de Vencimiento.

11) **Cotización y negociación:** Se ha solicitado cotización de las Obligaciones Negociables en el Mercado "MTF" de la Bolsa de Valores de Luxemburgo, la Bolsa de Comercio de Buenos Aires y negociación de las mismas en el Mercado Abierto Electrónico S.A.

El Prospecto, el Suplemento de Precio y demás documentos relevantes

para la emisión de las Obligaciones Negociables se encuentran a disposición de los interesados a través de los contactos y en las direcciones que se indican más abajo en este aviso.

Contactos

Banco Hipotecario S.A.

Marcelo Icikson
Gerente de Mercado de Capitales
Tel: +54 11 4347 5798
Fax: 5411 4347 5874
Dirección: Reconquista 151 (1003), Buenos Aires, Argentina
E-mail: micikson@hipotecario.com.ar

Deutsche Bank AG, Sucursal Londres

Patrick Holt
CIB - Global Markets
Global Markets
Tel: +44(20)754-57055
Cel: +44 7768 527230
Dirección: Floor 3,
Winchester House, 1 Great
Winchester Street, Londres,
Reino Unido.
E-Mail: patrick.holt@db.com

Eric W Dannheim
Sales
CIB - Global Markets
Global Markets
Tel:: +44 (20) 754-57055
Cel: +44 7739 923932
Dirección: Floor 3,
Winchester House, 1 Great
Winchester Street, Londres,
Reino Unido.
E-Mail: eric.w.dannheim@db.com

Citigroup Global Markets Limited

Christopher Hewitt
Director
London Syndicate Desk
Citigroup Centre
Canada Square
Canary Wharf, Londres E14 5LB
Tel: +44 (20) 7986-9000
Fax: +44 (20) 7721-2829
email: christopher.hewitt@citigroup.com

Deutsche Bank S.A.

Jose Ramos
CIB - Global Markets
Global Markets
Tel: +54(11) 4590-2794
Cel: +54 9-11 5-327-3281
Dirección: Tucuman 1,
Piso 13, C1049AAA
Buenos Aires, Argentina
E-Mail: jose.ramos@db.com

Eduardo Gonzalez Del Solar
Associate
CIB - Global Markets
Global Markets
Tel: +54 (11) 4590-2737
Cel: +54 9 11 (15) 6053-9356
Tucuman 1, Piso 14 - C1049AAA-
Buenos Aires, Argentina
E-Mail: eduardo.gonzalezdelsolar@db.com

Citicorp Capital Markets S.A.

Xavier Tarradellas/Hernán Van Zandweghe
Sales and Distribution
Tel: +54 11 4329-1266
Fax: +54 11 4329-1009 / 2831
Dirección: Florida 183 – C1005AAC – Buenos Aires
E-mail: xavier.tarradellas@citigroup.com
hernan.vanzandweghe@citigroup.com

Banco de Valores S.A.

Jorge I. Saez
Gerente Mercado de Capitales
Tel: +54-11 4323-6900
Fax: +54-11 4323-6935
Dirección: Sarmiento 310 - C1041AAH - Buenos Aires
E-mail:jsaez@banval.sba.com.ar

TRANSFERENCIA A RUEDA COMUN

DROGUERIA MAGNA S.A.

Mediante presentación de fecha 14.10.05, la Sociedad adjuntó el aviso de pago correspondiente al servicio de intereses y pago del sexto servicio de amortización de capital parcial de Obligaciones Negociables Simples cuyo vencimiento opera el 17.10.05 conforme a la reprogramación de la cancelación de las obligaciones negociables aprobada por la Asamblea de Obligacionistas de fecha 19.07.02.

En virtud de ello y de acuerdo al criterio aconsejado por la Comisión de Títulos en su reunión del 29.12.03, esta Bolsa de Comercio ha resuelto transferir la negociación de las obligaciones negociables de Droguería Magna S.A. a rueda común, dejando sin efecto la aplicación de lo dispuesto en el artículo 39 inciso a) del Reglamento de Cotización.

Buenos Aires, 20 de octubre de 2005.-

CALIFICACIONES DE RIESGO

FITCH ARGENTINA CALIFICADORA DE RIESGO S.A.
(Registro Nro. 3 CNV)

De acuerdo a lo establecido por el Decreto 656/92 y la Resolución General 368/2001 de la Comisión Nacional de Valores, se hace saber que el Consejo de Calificación de esta sociedad, reunido el día 21 de Octubre de 2005, ha asignado las siguientes calificaciones a los Valores de Deuda Fiduciaria Clase A y B a emitirse bajo el Fideicomiso **Consubond Serie XXXVIII:**
Valores de Deuda Fiduciaria Clase A (VDFA) por un VN $ 18.892.950, **Categoría AA(arg)** ;
Valores de Deuda Fiduciaria Clase B (VDFB) por un VN $ 1.778.160, **Categoría A-(arg);**

Banco de Valores S.A. en calidad de Fiduciario y Lorfin S.A. actuando como Fiduciante constituyeron el Fideicomiso Financiero Consubond XXXVIII en el marco del Programa Global de Valores Fiduciarios "Consubond". Con el producido de la colocación se adquirirá una cartera de préstamos de consumo por $ 22.227.497 originados por Lorfin SA, la cual constituirá el activo subyacente del presente fideicomiso.

El informe completo puede ser consultado en nuestra página web www.fitchratings.com.ar

La **Categoría AA(arg)** posee el siguiente significado: **"AA"** nacional implica una muy sólida calidad crediticia respecto de otros emisores o emisiones del país. El riesgo crediticio inherente a estas obligaciones financieras difiere levemente de los emisores o emisiones mejor calificados dentro del país. La **Categoría A(arg)** posee el siguiente significado: **"A"** nacional implica una sólida calidad crediticia respecto de otros emisores o emisiones del país. Sin embargo, cambios en las circunstancias o condiciones económicas pueden afectar la capacidad de repago en tiempo y forma en un grado mayor que para aquellas obligaciones financieras calificadas con categorías superiores. Nota: Los signos "+" o "-" se añaden a una calificación para darle una mayor o menor importancia relativa dentro de la correspondiente categoría y no alteran la definición de la Categoría a la cual se los añade. En la determinación de la calificación se ha utilizado el método de los multiplicadores y el de sensibilización de los flujos de fondos esperados. Dado que no se ha producido aún la emisión, la calificación otorgada se basa en la documentación e información presentada por el emisor y sus asesores, quedando sujeta a la recepción de la documentación definitiva al cierre de la operación. Fuentes de Información: Programa Global de Valores Fiduciarios CONSUBOND; Suplemento de Prospecto Preliminar Fideicomiso Financiero CONSUBOND XXXVIII; Información de la cartera suministrada por Lorfin S.A. y opinión legal sobre la constitución del fideicomiso. Esta calificación no debe ser entendida como recomendación para comprar, vender o mantener dichos títulos. El dictámen que sustenta ésta calificación se encuentra disponible en FITCH Argentina Calificadora de Riesgo S.A., Sarmiento 663 7° Piso Cdad. Aut. de Buenos Aires

Carlos Boxer
Apoderado

NOTA N° 392.

BUENOS AIRES, 1° de Noviembre de 2005

SRES.
BOLSA DE COMERCIO DE BUENOS AIRES:

De mi mayor consideración.

Tengo el agrado de dirigirme a ustedes con el fin de informar que el Directorio de Banco Hipotecario S.A., en reunión del día de la fecha resolvió por mayoría de votos presentar una oferta de compra por el banco local Banca Nazionale del Lavoro S.A. (BNL), condicionada a ser ratificada por una Asamblea de Accionistas de Banco Hipotecario S.A. a ser convocada a tal efecto.

Saludo a ustedes atentamente.

ERNESTO VIÑES
APODERADO
BANCO HIPOTECARIO S.A.

INFORMACIONES SOBRE SOCIEDADES ANONIMAS

ARTICULO 23 Y/O CAPITULO XVII DE LAS NORMAS DE LA COMISION NACIONAL DE VALORES

BANCO HIPOTECARIO S.A.

Buenos Aires, 1° de noviembre de 2005.-

Sres.
Bolsa de Comercio de Buenos Aires

De mi mayor consideración:

Tengo el agrado de dirigirme a ustedes con el fin de informar que el Directorio de Banco Hipotecario S.A., en reunión del día de la fecha resolvió por mayoría de votos presentar una oferta de compra por el banco local Banca Nazionale del Lavoro S.A. (BNL), condicionada a ser ratificada por una Asamblea de Accionistas de Banco Hipotecario S.A. a ser convocada a tal efecto.

Saludo a ustedes atentamente.

Ernesto Viñes
Apoderado

Nota de la Bolsa: La información precedentemente transcripta ingresó el 01.11.05 a las 16.09 hs.

BANCO HIPOTECARIO S.A.

Buenos Aires, 1° de noviembre de 2005.-

Sres.
Bolsa de Comercio de Buenos Aires

Ref.: Información Relevante - Art. 23 del Reglamento de la Bolsa de Comercio de Buenos Aires.-

Tengo el agrado de dirigirme a ustedes a los efectos de informarles que con motivo de las renuncias presentadas por los Sres. Néstor Luis Fuks y Nicolás Dilernia al cargo de Síndicos, fundadas en expresas instrucciones de la Sindicatura General de la Nación, el Directorio de este Banco -en su reunión del 31 de octubre próximo pasado-, decidió aceptar las renuncias referidas.

Asimismo, le hacemos saber que en reunión del día de la fecha, asumieron en su reemplazo los Síndicos Suplentes Silvana M. Gentile y Martín Esteban Scotto.

Saludo a ustedes atentamente.

Ernesto Viñes
Apoderado

Nota de la Bolsa: La información precedentemente transcripta ingresó el 01.11.05 a las 16.11 hs.

ARTICULOS 62 ó 63 – REGLAMENTO DE COTIZACION

Notas remitidas en cumplimiento de lo dispuesto por los articulos 62 ó 63 del Reglamento de Cotización de esta Bolsa de Comercio de Buenos Aires.

MOLINOS RIO DE LA PLATA S.A.

Buenos Aires, 1 de noviembre de 2005.-

A la
Bolsa de Comercio de Buenos Aires
Gerencia de Fiscalización
Presente

De nuestra mayor consideración:

De acuerdo a lo dispuesto en el Art. 63 del Reglamento de Cotización, pasamos a detallar la información correspondiente al Balance Trimestral de Molinos Río de la Plata S.A. (la "Sociedad") al 30 de setiembre de 2005, aprobado por el Directorio en su reunión del 31 de octubre de 2005:

	(en Miles de $)
1) Resultado del Período	
Ganancia del período	45.562
2) Patrimonio Neto al 30.09.2005	
Capital	
Capital Social	250.380
Ajuste Integral del Capital Social	299.799
Aportes No Capitalizados - Primas de Emisión	188.518
Resultados	
Reserva Legal	30.007
Resultados No Asignados	187.251
Total Patrimonio Neto	**955.955**

La cantidad de acciones que al 30 de setiembre de 2005 pertenecen al grupo controlante de la Sociedad es la que a continuación se describe:

Tipo de Acciones	Cantidad de Acciones	Porcentaje sobre el Total del Capital Social
Ord. de V/N $ 1 de 5 votos Clase "A"	963.767	0,38%
Ord. de V/N $ 1 de 1 voto Clase "B"	158.564.069	63,33%
Total	159.527.836	63,71%

Por otra parte, la Sociedad no posee valores representativos de deuda convertibles en acciones ni acciones correspondientes a la titularidad del accionista o grupo controlante con opción de compra.

El accionista controlante es Jorge Gregorio Pérez Companc, siendo su domicilio Sevilla 2909, Capital Federal.

Sin otro particular, saludamos a Ud. muy atte.

Alejandro R. Diez
Gerente de Planeamiento Financiero y Atención a Inversores

Sergio Fandiño
Gerente de Auditoría, Impuestos y Legales

Nota de la Bolsa: La información precedentemente transcripta ingresó el 01.11.05 a las 17.28 hs. y corresponde al 3er. Trimestre.

RESOLUCIONES DE ASAMBLEA

POLLEDO SOCIEDAD ANONIMA INDUSTRIAL CONSTRUCTORA y FINANCIERA

Síntesis de lo resuelto por Asamblea Ordinaria de Accionistas de Polledo Sociedad Anónima Industrial Constructora y Financiera del 28 de octubre de 2005.

Reunida en el domicilio de L.N. Alem NΥ1050, Piso 9Υde la Ciudad de Buenos Aires, con fecha 28 de Octubre de 2005 a las once horas cuarenta y cinco minutos. Quórum: El capital presente en la Asamblea asciende a un total de $77.826.737 (setenta y siete millones ochocientos veintiséis mil setecientos treinta y siete) que acuerdan igual cantidad de votos, con un quórum del 62,24 % del capital social. **Orden del Día - Resoluciones:**

Punto primero: "Designación de dos accionistas para firmar el Acta de la Asamblea": Por unanimidad se designó a Mariángeles González y Angel Rogel para firmar el acta de la Asamblea.

Punto segundo: "Consideración de la aprobación de la documentación contable exigida por las normas vigentes, Ley 19.550 art. 234 inc. 1Υ correspondiente al 71Υejercicio social terminado el 30 de junio de 2005. Consideración de la Gestión del Directorio y la Comisión Fiscalizadora". La Asamblea resolvió por unanimidad aprobar la gestión del Directorio y de la Comisión Fiscalizadora durante el ejercicio cerrado el 30 de junio de 2005 y la documentación contable correspondiente al ejercicio cerrado el 30 de junio de 2005.

Punto tercero: "Consideración del destino a dar al resultado del ejercicio." El resultado del ejercicio cerrado el 30 de junio de 2005 arrojó

AVISO DE PRÓRROGA

BANCO HIPOTECARIO

Banco Hipotecario S.A.

Obligaciones Negociables Serie N° 4
por un valor nominal de hasta U$S 200.000.000 a una tasa del __% con vencimiento 2010

El presente Aviso de Prórroga se publica en relación con la suscripción de las obligaciones negociables de la Serie 4 a Tasa Fija con vencimiento en 2010 por un valor nominal de hasta U$S 200.000.000 (Dólares Estadounidenses Doscientos Millones) (las "Obligaciones Negociables"), a ser emitidas en el marco del Programa Global de Emisión de Títulos de Deuda de Mediano Plazo por un valor nominal de hasta U$S 1.200.000.000 de Banco Hipotecario S.A. (el "Programa") autorizado por la Comisión Nacional de Valores (la "CNV") mediante Resolución N° 14.546 de la CNV con fecha 26 de junio de 2003, cuyos principales términos y condiciones forman parte del prospecto del Programa de fecha 20 de octubre de 2005 (el "Prospecto") y del suplemento de precio de fecha 20 de octubre de 2005 relativo a la emisión de las Obligaciones Negociables (el "Suplemento de Precio"), todos ellos publicados en el Boletín de la Bolsa de Comercio de Buenos Aires con fecha 21 de octubre de 2005.

En relación con el aviso de suscripción de las Obligaciones Negociables publicado en el Boletín de la Bolsa de Comercio de Buenos Aires de fecha 21 de octubre de 2005 y al cual remitimos, se comunica al público inversor en general que Banco Hipotecario S.A. (la "Emisora") ha dispuesto extender el vencimiento del período en el cual los interesados podrán presentar indicaciones de interés no vinculantes para suscribir las Obligaciones Negociables (el "Período de Presentación de Ofertas"), originalmente previsto para el 3 de noviembre de 2005 a las 14 horas, hasta el día **9 de noviembre de 2005 a las 12 horas** (el "Vencimiento del Período de Presentación de Ofertas"), salvo que la Emisora prorrogara nuevamente este período, lo cual deberá ser informado mediante publicación en el Boletín de la Bolsa de Comercio de Buenos Aires y en un diario de gran circulación en Argentina con anterioridad a su vencimiento.

A excepción de la prórroga del Vencimiento del Período de Presentación de Ofertas informada mediante el presente, los restantes términos y condiciones de la oferta de las Obligaciones Negociables descriptas en el Prospecto y en el Suplemento de Precio continúan vigentes.

Los interesados podrán presentar sus indicaciones de interés no vinculantes hasta el Vencimiento del Período de Presentación de Ofertas, en las oficinas de los Colocadores Locales y del Sub-Colocador Local que se informan a continuación:

Colocadores Locales: Deutsche Bank S.A., con domicilio en Tucumán 1, 13° Piso – C1049AAA – Ciudad de Buenos Aires – Argentina, Teléfono 4590-2794/2737, Atención: José Ramos/ Eduardo Gonzalez Del Solar y Citicorp Capital Markets S.A., con domicilio en Florida 183 – C1005AAC – Ciudad de Buenos Aires – Argentina, Teléfono 4329-1266, Atención: Xavier Tarradellas/Hernán Van Zandweghe.

Sub-Colocador Local: Banco de Valores S.A., con domicilio en Sarmiento 310 – C1041AAH – Ciudad de Buenos Aires – Argentina, Teléfono 4323-6900, Atención: Jorge I. Saez.

El Prospecto, el Suplemento de Precio y demás documentos relevantes para la emisión de las Obligaciones Negociables se encuentran a disposición de los interesados en las oficinas de los Colocadores Locales y del Sub-Colocador Local previamente informadas, y en el domicilio de la Emisora que se indica a continuación.

Banco Hipotecario S.A.

Marcelo Icikson
Gerente de Mercado de Capitales
Tel: +54 11 4347 5798
Fax: 5411 4347 5874
Dirección: Reconquista 151 (1003), Buenos Aires, Argentina
E-mail: micikson@hipotecario.com.ar

María de los Angeles del Prado
Autorizada

TELEFONICA MOVILES, S.A.

Buenos Aires, 2 de Noviembre de 2005

Señor Presidente del Directorio
de Telefónica Móviles Argentina S.A.
Dr. Mario Eduardo Vázquez
Presente

Ref.: Adquisición de Participaciones Residuales en Telefónica Móviles Argentina S.A.

De nuestra mayor consideración:

Tenemos el agrado de dirigirnos a usted en nuestro carácter de apoderados de Telefónica Móviles, S.A. (la "Sociedad"), en relación con la oferta de compra respecto del capital remanente en Telefónica Móviles Argentina S.A. actualmente en poder de accionistas minoritarios, a través del procedimiento de adquisición de participaciones residuales descrito en el capítulo VII del Decreto N° 677/01 y formulada mediante la Declaración Unilateral de Voluntad de Adquisición de la Totalidad del Capital Social Remanente en Poder de Terceros de fecha 20 de julio de 2005 (la "Declaración de Adquisición").

De acuerdo con lo establecido en el Artículo 28 del Decreto 677/2001, la Declaración de Adquisición fue debidamente presentada a la conformidad de la Comisión Nacional de Valores de la República Argentina ("CNV"). La CNV se expidió sobre la misma el 26 de octubre de 2005 (la "Opinión de la CNV").

A tal efecto, esta Sociedad ha remitido en el día de la fecha una Modificación a la Declaración de Adquisición cuya copia se adjunta, la que será publicada en los términos del artículo 28 del Decreto mencionado.

Sin otro particular, saludamos a usted muy atentamente.

Pablo Llauró
Apoderado

Iñigo Novoa
Apoderado

Nota de la Bolsa: El aviso que se adjunta a la presente se publica con la nota que presentara Telefónica Móviles, S.A.
La información precedentemente transcripta ingresó el 02.11.05 a las 16:18 hs.

BANCO PATAGONIA S.A.

Buenos Aires, 2 de noviembre de 2005

Señores
Bolsa de Comercio de Buenos Aires
Presente

Ref.: Reglamento, Cap. VII, art. 28

De nuestra consideración:

Tenemos el agrado de dirigirnos a Uds. a efectos de adjuntarles en Anexo aparte copia de la información presentada en la fecha a la Comisión Nacional de Valores respecto de avales, fianzas y garantías otorgadas, que superan el uno por ciento (1%) del Patrimonio Neto de nuestro Entidad al 30 de Septiembre de 2005.

Saludamos a Uds. con nuestra mayor consideración.

Norberto R. Corbalán
Apoderado

Nota de la Bolsa: La documentación que se menciona en la presente puede ser consultada por los interesados en el 2° Piso de Sarmiento 299 y en la Hemeroteca de esta Asociación.
La información precedentemente transcripta ingresó el 02.11.05 a las 17:04 hs.

COTIZACION AUTORIZADA

PERTRAK S. A.

Ha sido autorizada por esta Bolsa de Comercio, la cotización de los siguientes valores:

Monto y clase de acciones:

1.064.977.769 Acciones ordinarias (1 voto)	v$n.	10.649.777,69
568.231 Acciones ordinarias (5 votos)	v$n.	5.682,31
	v$n.	10.655.460,00

Son valores escriturales de v$n. 0,01 cada uno.

Gozan de dividendo: A partir del 01.07.2004.

Emisión autorizada por: Asamblea celebrada el 22.08.05.

Detalle de las operaciones: Serán acreditadas a los accionistas de la sociedad por:

Capitalización total del Ajuste Integral del Capital Social al 31.03.2005, a razón del 119,7242714% de sus respectivas tenencias.

837.501.669 Acciones ordinarias (1 voto)	v$n.	8.375.016,69
568.231 Acciones ordinarias (5 votos)	v$n.	5.682,31

Capitalización total del Ajuste Integral de Adelantos Irrevocables a Cuenta de Futuras Suscripciones al 31.03.05, a razón del 32,4965857% de sus respectivas tenencias:

227.476.100 Acciones ordinarias (1 voto)	v$n.	2.274.761,00

Las presentes capitalizaciones fueron calculadas sobre el capital actualmente en circulación.

Composición del capital luego del presente aumento:

Acciones ordinarias escriturales (1 voto)	v$n.	17.645.031,53
Acciones ordinarias escriturales (5 votos)	v$n.	10.428,47
	v$n.	17.655.460,00

Buenos Aires, 01 de noviembre de 2005.

La sociedad se encuentra individualizada con las llamadas Nros. 1-c) 1 y 2).

La Comisión Nacional de Valores comunicó la autorización de oferta pública a la operación que nos ocupa.

La autorización concedida por esta Bolsa significa que la sociedad ha cumplido hasta el momento con todos los requisitos exigidos por las normas legales y reglamentarias pertinentes.

La Sociedad deberá realizar simultáneamente las operaciones motivo de la presente autorización.

OBLIGACIONES NEGOCIABLES

PRORROGA

Aviso de Prórroga

BANCO HIPOTECARIO S.A.

Obligaciones Negociables Serie N° 4
por un valor nominal de hasta U$S 200.000.000 a una tasa del __% con vencimiento 2010

El presente Aviso de Prórroga se publica en relación con la suscripción de las obligaciones negociables de la Serie 4 a Tasa Fija con vencimiento en 2010 por un valor nominal de hasta U$S 200.000.000 (Dólares Estadounidenses Doscientos Millones) (las "Obligaciones Negociables"), a ser emitidas en el marco del Programa Global de Emisión de Títulos de Deuda de Mediano Plazo por un valor nominal de hasta U$S 1.200.000.000 de Banco Hipotecario S.A. (el "Programa") autorizado por la Comisión

Nacional de Valores (la "CNV") mediante Resolución N°14.546 de la CNV con fecha 26 de junio de 2003, cuyos principales términos y condiciones forman parte del prospecto del Programa de fecha 20 de octubre de 2005 (el "Prospecto") y del suplemento de precio de fecha 20 de octubre de 2005 relativo a la emisión de las Obligaciones Negociables (el "Suplemento de Precio"), todos ellos publicados en el Boletín de la Bolsa de Comercio de Buenos Aires con fecha 21 de octubre de 2005.

En relación con el aviso de suscripción de las Obligaciones Negociables publicado en el Boletín de la Bolsa de Comercio de Buenos Aires de fecha 21 de octubre de 2005 y al cual remitimos, se comunica al público inversor en general que Banco Hipotecario S.A. (la "Emisora") ha dispuesto extender el vencimiento del período en el cual los interesados podrán presentar indicaciones de interés no vinculantes para suscribir las Obligaciones Negociables (el "Período de Presentación de Ofertas"), originalmente previsto para el 3 de noviembre de 2005 a las 14 horas, hasta el día **9 de noviembre de 2005 a las 12 horas** (el "Vencimiento del Período de Presentación de Ofertas"), salvo que la Emisora prorrogara nuevamente este período, lo cual deberá ser informado mediante publicación en el Boletín de la Bolsa de Comercio de Buenos Aires y en un diario de gran circulación en Argentina con anterioridad a su vencimiento.

A excepción de la prórroga del Vencimiento del Período de Presentación de Ofertas informada mediante el presente, los restantes términos y condiciones de la oferta de las Obligaciones Negociables descriptas en el Prospecto y en el Suplemento de Precio continúan vigentes.

Los interesados podrán presentar sus indicaciones de interés no vinculantes hasta el Vencimiento del Período de Presentación de Ofertas, en las oficinas de los Colocadores Locales y del Sub-Colocador Local que se informan a continuación:

Colocadores Locales: Deutsche Bank S.A., con domicilio en Tucumán 1, 13° Piso - C1049AAA - Ciudad de Buenos Aires - Argentina, Teléfono 4590-2794/2737, Atención: José Ramos/ Eduardo Gonzalez Del Solar y Citicorp Capital Markets S.A., con domicilio en Florida 183 - C1005AAC - Ciudad de Buenos Aires - Argentina, Teléfono 4329-1266, Atención: Xavier Tarradellas/Hernán Van Zandweghe.

Sub-Colocador Local: Banco de Valores S.A., con domicilio en Sarmiento 310 - C1041AAH - Ciudad de Buenos Aires - Argentina, Teléfono 4323-6900, Atención: Jorge I. Saez.

El Prospecto, el Suplemento de Precio y demás documentos relevantes para la emisión de las Obligaciones Negociables se encuentran a disposición de los interesados en las oficinas de los Colocadores Locales y del Sub-Colocador Local previamente informadas, y en el domicilio de la Emisora que se indica a continuación.

Banco Hipotecario S.A.

Marcelo Icikson
Gerente de Mercado de Capitales
Tel: +54 11 4347 5798
Fax: 5411 4347 5874
Dirección: Reconquista 151 (1003), Buenos Aires, Argentina
E-mail: micikson@hipotecario.com.ar

María de los Angeles del Prado
Autorizada

INDIVIDUALIZACION DE EMPRESA

YAR CONSTRUCCIONES S.A.

Obligaciones negociables (Pymes)

Al vencimiento del plazo establecido para la presentación de la documentación contable anual al 31.07.05, la sociedad emisora de obligaciones negociables mencionada en el rubro, no formalizó el envío de los respectivos estados contables.

Por lo expuesto, esta Bolsa de Comercio ha resuelto individualizar a "Yar Construcciones S.A." con la llamada D, conforme lo estipula el artículo 2° de la Resolución de Presidencia Nro. 6/93, aplicable conforme el artículo 9° de la Resolución Reglamentaria de Cotización de Obligaciones Negociables.

Buenos Aires, 1 de Noviembre de 2005

RESOLUCION DE ASAMBLEA

PROBENEFIT S.A.

Síntesis de la Asamblea General Ordinaria unáninime de accionistas celebrada el 31 de octubre de 2005.

1°) Designación de dos (2) accionistas para firmar el acta de la Asamblea.
Se resuelve por unanimidad designar a la totalidad de los Sres. accionistas presentes para firmar el acta de la Asamblea.

2°) Consideración de la documentación prevista en el art. 234 inc. 1°) de la ley 19.550 (T.O. 1984 y modificaciones) correspondiente al ejercicio finalizado el30 de Junio de 2005.
Se resuelve por unanimidad aprobar la documentación prevista en el art. 234 inc. 1°) de la ley 19.550 (t.o. 1984 y modificaciones) correspondiente al ejercicio finalizado el 30 de Junio de 2005.

3°) Destino del resultado del ejercicio.
Se resuelve por unanimidad aprobar el siguiente destino del importe neto de los resultados del ejercicio: la suma de $295.113 a recomponer el saldo de la cuenta reserva legal conforme art. 70 de la Ley de Sociedades Comerciales; la suma de $49.807, equivalentes al 5% del resultado neto del ejercicio recientemente finalizado, a incrementar la cuenta de Reserva Legal en virtud de la normativa vigente y el remanente de $651.215 a la cuenta de Resultados No Asignados.

4°) Consideración de la gestión del Directorio durante el ejercicio recientemente finalizado.
Con las abstenciones legales correspondientes, se resuelve por unanimidad aprobar la gestión del Directorio.

5°) Consideración de la gestión de la Comisión. Fiscalizadora durante el ejercicio recientemente finalizado.
Se resuelve por unanimidad aprobar la gestión de la Comisión Fiscalizadora por el ejercicio recientemente finalizado.

6°) Consideración de las remuneraciones al Directorio ($ 37.500.-), a la Comisión Fiscalizadora ($ 1.000.-) y al Contador Certificante ($ 7.100.-), importes asignados, correspondientes al ejercicio económico finalizado el 30/06/05.
Se resuelve por unanimidad aprobar la remuneración de los Sres. Directores conforme se detalla a continuación: Presidente Dr. Ernesto Rey $37.500.- (pesos treinta y siete mil quinientos), aprobar la remuneración a la Comisión Fiscalizadora por $1.000.- (pesos un mil) y al contador certificante por $7.100.- (pesos siete mil cien).

7°) Fijación del número de integrantes titulares y suplentes del Directorio y designación de sus miembros.
Se resuelve por unanimidad fijar en tres (3) el número de Directores Titulares y uno (1) el número de Directores Suplentes. Se designa como Directores Titulares a los Sres. Ernesto Raúl Rey, Javier Eduardo Cagliero y Néstor Raúl Riboldi, y como Director Suplente al Sr. Fernando Rey. Se informó, previo a la designación precedente, que todas las personas indicadas revisten la condición de independientes, de acuerdo a los criterios establecidos por la Comisión Nacional de Valores.

8°) Elección de los miembros titulares y suplentes de la Comisión Fiscalizadora.
Se resuelve por unanimidad aprobar la reelección de los miembros titulares de la Comisión Fiscalizadora Sres. Pedro Javier Linaza, Carlos Ramón Solans Sebaral y Sergio Ricardo Pez, y suplentes Sres. Jorge Eduardo Scolaro y Valeria Andrea Farinelli y aprobar la elección del Síndico Suplente Sr. Aurelio Carlos Cattaneo.-

Se informó, previo a la designación precedente, que todas las personas indicadas revisten la condición de independientes, de acuerdo a los criterios establecidos por la Comisión Nacional de Valores y la Resolución Técnica N°15 de la F.A.C.P.C.E y que a su vez los Dres. Pedro J. Linaza y Carlos Ramón Solans Sebaral se desempeñan y serán propuestos como Contadores' Certificantes.

9°) Designación de los Contadores Certificantes, titular y suplente, para el próximo ejercicio iniciado el 1° de Julio de 2005 y determinación de su remuneración.

BANCO HIPOTECARIO

NOTA Nº 415.

BUENOS AIRES, 9 de noviembre de 2005

Señores
Bolsa de Comercio de Buenos Aires
Sarmiento 299
Buenos Aires
Presente

Ref: Banco Hipotecario S.A. s/ Prospecto de programa para la emisión de obligaciones negociables a mediano plazo, por un monto máximo en circulación de hasta U$S 1.200.000.000 o su equivalente en otras monedas (el "Programa") y emisión de la Serie Nº 4 de Obligaciones Negociables bajo el Programa (las "Obligaciones Negociables").

De mi mayor consideración:

Quien suscribe, en su carácter de apoderado del Banco Hipotecario S.A. (el "Banco"), con domicilio en Reconquista 151, C1003 ABC, Ciudad de Buenos Aires, constituyendo domicilio especial a los efectos del trámite de la presente solicitud en Florida 537, Piso 18°, Galería Jardín (1005), Ciudad de Buenos Aires, República Argentina (Estudio Zang, Bergel & Viñes) (Tel.: 4322-0033/Fax: 4322-6970 – At.: María de los Ángeles del Prado, Andrés Moncayo y/o José Seoane), se dirige a la Bolsa de Comercio de Buenos Aires (la "BCBA") con el objeto de adjuntar, en virtud de la finalización del Período de Presentación de Ofertas en el día de la fecha, la información financiera faltante en el Suplemento de Precio de fecha 20 de octubre de 2005 publicado en el Boletín de la BCBA del día 21 de octubre de 2005 (el "Suplemento de Precio") respecto de la oferta de las Obligaciones Negociables del Banco.

1) Valor nominal total de las Obligaciones Negociables a emitirse: Dólares Estadounidenses Ciento Cincuenta Millones (U$S 150.000.000).

2) Precio de emisión de las Obligaciones Negociables: 99,035% de su valor nominal.

3) Tasa de Interés de las Obligaciones Negociables: 9,75% nominal anual.

4) Fechas de Pago de Intereses de las Obligaciones Negociables: semestralmente por período vencido el 16 de mayo y 16 de noviembre de cada año, a partir del 16 de mayo de 2006.

BANCO HIPOTECARIO

5) Fecha de Emisión de las Obligaciones Negociables: 16 de noviembre de 2005.

Asimismo se informa que los Códigos de las Obligaciones Negociables son los siguientes:

a. Código Común: 023538644

b. ISIN: XS0235386447

La presente integra y complementa el Suplemento de Precio. Solicitamos el envío inmediato de esta información para su publicación en el Boletín de la BCBA del día de la fecha.

Sin otro particular, saluda atte.

P/ BANCO HIPOTECARIO S.A.
Ernesto Manuel Viñes
Apoderado

F0307 10.000 04/05

NOMINA DE DIRECTORIO

INVERSORA ELECTRICA DE BUENOS AIRES S.A.

Buenos Aires, 8 de noviembre de 2005

Señores
Bolsa de Comercio de Buenos Aires
Presente

Ref.: Nómina de miembros integrantes del Directorio y de la Comisión Fiscalizadora de Inversora Eléctrica de Buenos Aires S.A.

De mi mayor consideración:
Tengo el agrado de dirigirme a la Bolsa de Comercio de Buenos Aires (la "BCBA"), en mi carácter de Presidente del Directorio de Inversora Eléctrica de Buenos Aires S.A. (la "Sociedad"), con domicilio en Alicia Moreau de Justo 270, piso 4° de la Ciudad Autónoma de Buenos Aires, facsímile 4891-2240, a los efectos de adjuntarles la nómina de los integrantes del Directorio y de la Comisión Fiscalizadora de la Sociedad.

Integrantes del Directorio
Directores Titulares: Presidente: Martín Juan Blaquier. **Vicepresidente Primero:** Luigi Predieri. **Vicepresidente Segundo:** Juan José Mitjans. **Directores Suplentes:** Francisco Ruete y Pablo Sotero Falco.

Integrantes de la Comisión Fiscalizadora
Síndicos Titulares: Carlos Alfonso de Laferrere, Matías Sporleder y Andrés Sanguinetti. **Síndicos Suplentes:** Martín Hernán del Río, Pablo Alejandro Pirovano y Alejandro Sporleder.

Duración de su mandato
Los Sres. Directores y Síndicos de la Sociedad finalizan su mandato el 06 de mayo de 2006 o hasta la asamblea que trate los Estados Contables al 31 de diciembre de 2005.

Auditor Externo
Norberto Fabián Montero como Auditor Titular y el Sr. Rubén Oscar Vega como Auditor Suplente, ambos pertenecientes al Estudio Price Waterhouse Coopers & Co. S.R.L.

Atentamente.

Martín Juan Blaquier
Presidente

OBLIGACIONES NEGOCIABLES

BANCO HIPOTECARIO S.A.

Ciudad de Buenos Aires, 9 de Noviembre de 2005

Señores
Bolsa de Comercio de Buenos Aires
Sarmiento 299
Buenos Aires
Presente

Ref: Banco Hipotecario S.A. s/ Prospecto de programa para la emisión de obligaciones negociables a mediano plazo, por un monto máximo en circulación de hasta U$S 1.200.000.000 o su equivalente en otras monedas (el "Programa") y emisión de la Serie N° 4 de Obligaciones Negociables bajo el Programa (las "Obligaciones Negociables").

De mi mayor consideración:
Quien suscribe, en su carácter de apoderado del Banco Hipotecario S.A. (el "Banco"), con domicilio en Reconquista 151, C1003 ABC, Ciudad de Buenos Aires, constituyendo domicilio especial a los efectos del trámite de la presente solicitud en Florida 537, Piso 18°, Galería Jardín (1005), Ciudad de Buenos Aires, República Argentina (Estudio Zang, Bergel & Viñes) (Tel.: 4322-0033/Fax: 4322-6970 - At.: María de los Ángeles del Prado, Andrés Moncayo y/o José Seoane), se dirige a la Bolsa de Comercio de Buenos Aires (la "BCBA") con el objeto de adjuntar, en virtud de la finalización del Período de Presentación de Ofertas en el día de la fecha, la información financiera faltante en el Suplemento de Precio de fecha 20 de octubre de 2005 publicado en el Boletín de la BCBA del día 21 de octubre de 2005 (el "Suplemento de Precio") respecto de la oferta de las Obligaciones Negociables del Banco.

1) Valor nominal total de las Obligaciones Negociables a emitirse: Dólares Estadounidenses Ciento Cincuenta Millones (U$S 150.000.000).

2) Precio de emisión de las Obligaciones Negociables: 99,035% de su valor nominal.

3) Tasa de Interés de las Obligaciones Negociables: 9,75% nominal anual.

4) Fechas de Pago de Intereses de las Obligaciones Negociables: semestralmente por período vencido el 16 de mayo y 16 de noviembre de cada año, a partir del 16 de mayo de 2006.

5) Fecha de Emisión de las Obligaciones Negociables: 16 de noviembre de 2005.

Asimismo se informa que los Códigos de las Obligaciones Negociables son los siguientes:

a. Código Común: 023538644

b. ISIN: XS0235386447

La presente integra y complementa el Suplemento de Precio. Solicitamos el envío inmediato de esta información para su publicación en el Boletín de la BCBA del día de la fecha.

Sin otro particular, saluda atte.

P/ BANCO HIPOTECARIO S.A.
Ernesto Manuel Viñes
Apoderado

RESCATE

SIDECO AMERICANA S.A.

Aviso de Rescate de las Obligaciones Negociables con Garantía emitidas el 10 de diciembre de 2004, con vencimiento en 2009

Sideco Americana S.A. anuncia que el día 10 de diciembre de 2005 (**"Fecha de Rescate"**), efectuará un Rescate Optativo de la totalidad de las Obligaciones Negociables con Garantía en Circulación con vencimiento el 10 de diciembre de 2009, de conformidad con lo dispuesto en el artículo 11 del respectivo Contrato de Emisión celebrado el 10 de diciembre de 2004 entre Sideco Americana S.A., HSBC Bank USA, National Association y HSBC Bank Argentina S.A. (el **"Contrato de Emisión"**) y la Condición 4 (a)(i)(b) de los Términos y Condiciones, a un precio equivalente al 40% del monto de capital de las Obligaciones Negociables Garantizadas en Circulación, juntamente con los intereses devengados e impagos (solamente respecto de la suma resultante de multiplicar el precio de rescate por el monto de capital en Circulación en ese momento) y los Montos Adicionales, si los hubiera, hasta la Fecha del mencionado Rescate, de conformidad con lo establecido en la Condición 4 (a)(i)(b) de los Términos y Condiciones. Los términos en mayúscula utilizados y no definidos en el presente tendrán los significados establecidos en el Contrato de Emisión.
La siguiente información es provista respecto de las Obligaciones Negociables Garantizadas objeto del Rescate Optativo:

Números CUSIP:
Regla 144A: 825853AC8
Regulación S: P8633MAC6

BANCO HIPOTECARIO S.A.

Buenos Aires, 11 de noviembre de 2005

Señores de la
Bolsa de Comercio de Buenos Aires

Nos dirigimos a ustedes a los efectos de solicitarles tengan a bien publicar en el Boletín de esa Bolsa de Comercio, el siguiente aviso:

"Banco Hipotecario S.A.

Suscripción de Bonos del Gobierno Nacional en Dólares Estadounidenses Libor 2012 ("Boden 12"), *con motivo de la* Compensación prevista para las Entidades Financieras por el Decreto N° 905/2002 (art. 29 inc. f) y g)

Con fecha 9 de noviembre de 2005, Banco Hipotecario efectuó una suscripción en efectivo complementaria de Bonos Cobertura BODEN 2012 por un Valor Nominal de U$S 50,0 millones, mediante pago en efectivo de $ 127,2 millones. Asimismo, Banco Hipotecario recibió U$S 9,4 millones en concepto de cupones vencidos del título suscripto. De esta forma, el Banco mantiene, con respecto a la compensación asignada, un saldo de Bonos Cobertura pendiente de suscripción por un Valor Nominal de U$S 449,1. Esta operación permite que este Banco redujera el endeudamiento con el Banco Central, registrado en el balance con destino a la suscripción de dichos títulos, en $ 127,2 millones".

Sin otro particular, saludamos a ustedes muy atentamente.

Gabriel Saidon
Gerente Area de Finanzas

Nota de la Bolsa: La información precedentemente transcripta ingresó el 11.11.05 a las 11:34 hs.

COMPAÑIA DE ALIMENTOS FARGO S.A.

Buenos Aires, 10 de noviembre de 2005

Sres.
Bolsa de Comercio de Buenos Aires
Presente

De mi consideración:
Con motivo de su consulta del día 9 de noviembre de 2005, me dirijo a Uds. a fin de informar que el Sr. Alberto Díaz nos informa que el motivo de su renuncia es por motivos de índole personal.
Atentamente.

Hernán Gestoso
Responsable de Relaciones con el Mercado

Nota de la Bolsa: Ver nota de la Sociedad de fecha 02.11.05.
La información precedentemente transcripta ingresó el 11.11.05 a las 12:22 hs.

JUAN MINETTI S.A.

Buenos Aires, 11 de noviembre de 2005

Señores
Bolsa de Comercio de Buenos Aires
Presente

Ref.: Fusión Juan Minetti S.A. y Transmix S.A.C.I. y C.

De nuestra consideración:
Tenemos el agrado de dirigirnos a Ustedes, en los términos del Capítulo

(Continúa en pág. 4)

El pago a todos los tenedores de acciones clase D en Argentina, se efectuará a través de Caja de Valores S.A., Leandro Alem 322, Capital Federal, y sus sucursales del interior del país, de lunes a viernes en el horario de 10 a 15 horas.

YPF S.A. pagará los dividendos a los tenedores de acciones clase A, B y C en forma directa el 18 de noviembre de 2005.

Los tenedores de Certificados Americanos de Depósito (ADRs) cobrarán los dividendos a través de The Bank of New York, depositario de dichos certificados a partir del 18 de noviembre de 2005.

Buenos Aires, 11 de Noviembre de 2005

El Directorio

TRANSFERENCIA DE COTIZACION

TELECOM ARGENTINA S.A.

Transferencia de la Negociación de Acciones y Obligaciones Negociables a Rueda Común

De la información contable trimestral al 30.09.05 presentada por la sociedad del rubro, surge que los resultados no asignados negativos por $ 2.180 millones insumen las reservas y el 47,24% del Capital Ajustado y alcanzan el 50,64% del Patrimonio Neto, excluyendo del mismo a dichos resultados.

Por otra parte, el 31.08.05 la Sociedad emitió las Obligaciones Negociables con cotización Serie A Clase 1 en dólares 97.599.196, Serie A Clase 2 en euros 493.015.827 y Serie B en dólares 933.383.234, para entregar en canje por la deuda pendiente de pago en el marco del Acuerdo Preventivo Extrajudicial, abonando entre otros, las cuotas de amortización de capital de dichas obligaciones correspondientes a los vencimientos estipulados para el 15.10.05, 15.04.06, 15.10.06, 15.04.07 y 15.10.07.

Además, el 6.10.05 la Sociedad remitió el aviso de pago correspondiente al pago de intereses cuyo vencimiento operó el 15.10.05, abonando además anticipadamente la cuota de amortización de capital prevista para el 15.04.08.

En virtud de lo expuesto, y en lo concerniente a las obligaciones negociables, de acuerdo a lo aconsejado por la Comisión de Títulos en su reunión del 29.12.03, se ha resuelto transferir la negociación de los valores negociables de Telecom Argentina S.A. a rueda común, dejando sin efecto la aplicación de las disposiciones de los Artículos 38 incisos b) y c) y 39 incisos a) y c) del Reglamento de Cotización.

Buenos Aires, 10 de Noviembre de 2005

ADECUACION DE ENCUADRE

RENAULT ARGENTINA S.A.

Rueda Reducida
Adecuación de Encuadre Reglamentario

De la información contable trimestral al 30.09.05 presentada por Renault Argentina S.A., surge que los resultados no asignados negativos alcanzan al 53,47% del Patrimonio Neto, excluyendo del mismo a dichos resultados.

En virtud de ello, esta Bolsa de Comercio ha resuelto adecuar el encuadre reglamentario de las acciones de la Sociedad, dejando sin efecto la aplicación de lo dispuesto en el artículo 38 inciso c) del Reglamento de Cotización, manteniendo dicho encuadre en función de lo dispuesto en el inciso b) del citado artículo reglamentario.

Buenos Aires, 10 de noviembre de 2005

OBLIGACIONES NEGOCIABLES

PAGO DE INTERESES

TELEFONICA DE ARGENTINA S.A.

Buenos Aires, 10 de noviembre de 2005

Señores
Bolsa de Comercio de Buenos Aires
Presente

Ref.: Aviso de próximo cupón

De mi mayor consideración:
Tengo el agrado de dirigirme a usted en representación de Telefónica de Argentina S.A., con domicilio en Avenida Ingeniero Huergo 723, planta baja, a fin de informar el cupón variable aplicable al cuarto pago de intereses correspondientes a la Emisión de Obligaciones Negociables Clase 3 Serie Variable por $ 50.000.000 efectuada por la Sociedad con vencimiento el 11 de febrero de 2007.

Obligaciones Negociables Clase 3 Serie Variable por $ 50.000.000,
Tasa Encuesta + 2,50% con vencimiento en el año 2007

a) Domicilio donde se efectuará el pago:
Agente de Pago: Caja de Valores S.A., 25 de Mayo 362, Ciudad Autónoma de Buenos Aires.

b) Fecha en que se iniciará el pago del cuarto cupón variable de interés: 13 de febrero de 2006.

c) Cupón variable para el cuarto período de interés: 7,00% nominal anual.

Oportunamente, en cumplimiento con lo dispuesto por la normativa vigente, se remitirá el aviso de pago de intereses pertinente.

Sin otro particular, saludo a usted muy atentamente.

Pablo Llauró
Apoderado

RESULTADO DE COLOCACION

BANCO HIPOTECARIO S.A.

Ciudad de Buenos Aires, 11 de noviembre de 2005

Señores
Bolsa de Comercio de Buenos Aires
Sarmiento 299
Buenos Aires
Presente

Ref.: Banco Hipotecario S.A. s/Programa para la emisión de obligaciones negociables a mediano plazo, por un monto máximo en circulación de hasta U$S 1.200.000.000 o su equivalente en otras monedas (el "Programa") y emisión de la Serie 4 de Obligaciones Negociables bajo el Programa

De mi mayor consideración:
Quien suscribe, en su carácter dé autorizada de Banco Hipotecario S.A. (el "Banco") con domicilio en Reconquista 151, C1003 ABC, Ciudad de Buenos Aires, República Argentina, constituyendo domicilio especial a los efectos del trámite de la presente solicitud en Florida 537, Piso 18°, Galería Jardín (1005), Ciudad de Buenos Aires, República Argentina (Estudio Zang, Bergel & Viñes) (Tel.: 4322-0033/Fax: 4322-6970 – At.: María de los Ángeles del Prado, Andrés Moncayo y/o José Seoane), se dirige a Ustedes

a fin de informar el resultado de la colocación de la Serie 4 de Obligaciones Negociables emitidas bajo el Programa, habiendo finalizado el Período de Presentación de Ofertas el 9 de noviembre del corriente año.

A esos efectos, se pone en conocimiento de la BCBA que se han colocado entre el público inversor Obligaciones Negociables por un monto total de U$S 150.000.000.

Sin otro particular saluda a Ustedes muy atentamente.

María de los Angeles del Prado
Autorizada

FIDEICOMISOS FINANCIEROS

ARSCAP S.A.

Fiduciario
Titulcred - Programa Global de Emisión de Títulos de Deuda Fiduciaria y Certificados de Participación

Buenos Aires, 11 de Noviembre de 2005

Informamos a los titulares de Títulos de Deuda Fiduciaria y Certificados de Participación en AVG Plan Fideicomiso Financiero correspondientes a la tercera serie de Titulcred Programa Global de Emisión de Títulos de Deuda Fiduciaria y Certificados de Participación, que se encuentran a su disposición los Estados Contables trimestrales de dicho Fideicomiso Financiero finalizados el 30 de septiembre de 2005. Ejemplares de los precitados Estados Contables podrán ser obtenidos en la oficina del Fiduciario Financiero de AVG Plan F.F., con domicilio en Olga Cossenttini 831 Piso 1 Edificio Porteño Plaza II - Sector Sur, en el horario de 10 a 16 horas.

Sin otro particular, saludamos a Ud. muy atentamente.

Alejandro M. Chapto
Presidente

ARSCAP S.A.

Fiduciario
Titulcred - Programa Global de Emisión de Títulos de Deuda Fiduciaria y Certificados de Participación

Buenos Aires, 11 de Noviembre de 2005

Informamos a los titulares de Títulos de Deuda Fiduciaria y Certificados de Participación en Rentier Fideicomiso Financiero correspondientes a la cuarta serie de Titulcred Programa Global de Emisión de Títulos de Deuda Fiduciaria y Certificados de Participación, que se encuentran a su disposición los Estados Contables de dicho Fideicomiso Financiero por el balance trimestral finalizado el 30 de Septiembre de 2005. Ejemplares de los precitados Estados Contables podrán ser obtenidos en la oficina del Fiduciario Financiero de Rentier F.F., con domicilio en Olga Cossenttini 831 Piso 1 Edificio Porteño Plaza II - Sector Sur, en el horario de 10 a 16 horas.

Sin otro particular, saludamos a Ud. muy atentamente.

Alejandro M. Chapto
Presidente

ARSCAP S.A.

Titulcred - Programa Global de emisión de Títulos de Deuda Fiduciaria y Certificados de Participación

Buenos Aires, 11 de Noviembre de 2005

Informamos a los titulares dc Títulos de Deuda Fiduciaria y Certificados de Participación en «TC/Cap Fideicomiso Financiero» correspondientes a la primera serie de Titulcred Programa Global de emisión de Títulos de Deuda Fiduciaria y Certificados de Participación, que se encuentran a su disposición los Estados Contables Trimestrales de dicho Fideicomiso Financiero por el período finalizado el 30 de Septiembre de 2005. Ejemplares de los precitados Estados Contables podrán ser obtenidos en la oficina del Fiduciario Financiero de TC/Cap F.F., con domicilio en Olga Cossenttini 831 Piso 1°Edificio El Porteño II Sector Sur, en el horario de 10 a 16 horas.

Sin otro particular, saludamos a Ud. muy atentamente

Alejandro M. Chapto
Presidente

PAGO DE INTERESES Y AMORTIZACION

BANCO DE VALORES S.A.

Garbarino S-XXII
Clases "A"

A los Señores inversores:

Se informa que de acuerdo con los términos y condiciones de la emisión, el día 15 de Noviembre de 2005 procederá al pago de los siguientes servicios:

Clase "A"
Pago de Servicio nro.: 7
Período: 01/10/05-31/10/05
Porcentaje de amortización de capital: 9,0684791% s/capital nominal
Amortización en pesos: $ 2.394.422
Nuevo Valor Residual: $ 2.089.116
Porcentaje sobre V.N. inicial: 7,9121829% s/capital nominal
Porcentaje de intereses del período: 0,1025989%
Total renta en pesos: $ 27.090
Código CVSA: 33408

Carlos A. Rosciani — Jefe de Departamento
Delma I. Ferrero — Dto. de Títulos y Fideicomisos

BANCO DE VALORES S.A.

Garbarino S-XXIII
Clases "A"

A los Señores inversores:

Se informa que de acuerdo con los términos y condiciones de la emisión, el día 15 de Noviembre de 2005 procederá al pago de los siguientes servicios:

Clase "A"
Pago de servicio N°: 5
Período: 01/10/05 – 31/10/05
Porcentaje de amortización de capital: 12,5772349% s/capital nominal
Amortización en pesos: $ 3.670.501
Nuevo Valor Residual: $ 8.291.070
Porcentaje sobre V.N. inicial: 28,4099460% s/capital nominal
Porcentaje de intereses del período: 0,2647095%
Total renta en pesos: $ 77.252
Código CVSA: 33470

Carlos A. Rosciani — Jefe de Departamento
Delma I. Ferrero — Dto. de Títulos y Fideicomisos

BANCO DE VALORES S.A.

Garbarino S-XXIV
Clases "A"

A los Señores inversores:

Se informa que de acuerdo con los términos y condiciones de la emisión,

ENGLISH TRANSLATION OF EXHIBIT 17

[Letterhead of the Daily Bulletin of the Buenos Aires Stock Exchange – Page 54]

BANCO HIPOTECARIO S.A.

Buenos Aires, February 15, 2005

To the
Buenos Aires Stock Exchange

Gentlemen,

This is to advise you that at its meeting held yesterday, the Board of Directors of Banco Hipotecario S.A. resolved to empower certain Directors of the Company to close the negotiations held with Banca Nazionale del Lavoro (BNL) Spa for the purchase of its local banking business. The transaction involves the purchase of 100% of BNL Inversiones Argentinas S.A. (after divestment of its insurance business), which is owner of 100% of the stock capital of Banca Nazionale del Lavoro (BNL) Argentina S.A. and the credit lines held by BNL SpA with these companies, in the sum of US$ 207 million, through a cash payment, once the relevant administrative consents are obtained. In addition, BNL Spa will receive shares of Banco Hipotecario S.A. for a book value of US$ 25 million, which represent a 3.7% interest in its stock capital.

Through the finalization of this agreement, Banco Hipotecario will have a wide branch network throughout the country and management with strong know-how in the retail banking business, while ensuring the same quality of service to all BNL Argentina clients.

On the other hand, BNL Spa, through its stake in the equity and board of directors of Banco Hipotecario, will maintain its presence in the Argentine market with the aim of increasing Italian-Argentinean cross-border activity and facilitating the closing of commercial agreements through Banco Hipotecario, with the creation of a dedicated Italian desk.

Sincerely yours,

Ernesto Viñes
Attorney-in-fact

Note of the Buenos Aires Stock Exchange: The information transcribed above was registered here on 02.15.02 at 05.11 p.m.

BANCO HIPOTECARIO S.A.

Buenos Aires, May 3, 2005

Messrs.
Buenos Aires Stock Exchange

Re: Cancellation of Rediscounts owed to the Central Bank of the Republic of Argentina

I am pleased to address this note to you, pursuant to the information system provided for by section 23 of the Stock Regulations, in order to notify you that on the date hereof Banco Hipotecario S.A. has prepaid all of its debt owed to the Central Bank of the Republic of Argentina resulting from the financial assistance received pursuant to the provisions of section 17 of the Charter of such Central Bank by way of rediscounts, having for such purpose paid the amount of $ 233,486,751.92.

We hereby request your releasing this information by publication in the Bulletin of the Buenos Aires Stock Exchange.

Yours sincerely,

Ernest Viñes
Attorney-in-Fact

Note of the Buenos Aires Stock Exchange: The information transcribed above was received on 05.03.05 at 12:46 p.m.

The National Securities Commission forwarded for publication Resolution No. 15,119, which reads as follows:

MINISTRY OF ECONOMY AND PRODUCTION
NATIONAL SECURITIES COMMISSION

Resolution No. 15,119

HAVING EXAMINED File No 813/05 captioned "BANCO HIPOTECARIO S.A., in re. examination", the opinion issued by the Issuers' Department at page 744/759; and

RECITALS:

I. Background

WHEREAS, this NATIONAL SECURITIES COMMISSION (CNV) focused the investigation of this case in the analysis of the potential lack of justification for the payment made during 2005 to directors and managers of BANCO HIPOTECARIO SOCIEDAD ANÓNIMA (BHSA) –a corporation admitted to make public offerings and list its capital stock- as compensation for the fiscal year ended 12/31/04.

WHEREAS, it should be thus determined whether the decisions adopted by BHSA on such compensation are in compliance with the regulations, principles and guidelines currently applicable.

WHEREAS, in addition, the existence and, if applicable, sufficiency and timeliness of the disclosure of relevant information on this matter by BHSA's managers, syndics and market relations officer, should be established.

II. Documents reviewed

WHEREAS, as from 06/21/05, CNV officers attended BHSA's premises and carried out an examination related to the payment of fees and other compensation to its directors – both executive and non-executive- and managers, for the 2003/2005 period (as per minutes appended at page 6).

WHEREAS, as it arises from the proceedings conducted by those professionals, inquiries were sent to BHSA requiring further information (pages 121; 579; 582; 584 and 587) which were duly satisfied (pages 7/114; 122/578; 588/611; 620/632; 635/638, 643/728 and 729/743).

WHEREAS, the elements obtained allowed to make an initial analysis over:

a) The documentary evidence delivered by BHSA, which includes a detail of fees collected by its directors from 2003 to 2005, which specifically reflects that in 2005 payments were made to the directors appointed by the holders of class D shares who are members of the executive committee as "SAR" and profit sharing, distributed as follows:

LIFSIC de ESTOL, Clarisa	3,159,010
ELSZTAIN, Eduardo	10,740,634
ZANG, Saúl	1,895,406
RESNIK, Gabriel	132,690
VERGARA DEL CARRIL, Pablo	132,690
VIÑES, Ernesto	4,252,715

It should be noted that references to "SAR" are to the "Stock Appreciation Rights Plan", whose potential beneficiaries are the directors who are members of the executive committee and management team of BHSA.

The amounts received by Messrs. Lifsic de Estol, Elsztain and Zang include both headings: profit sharing and SAR.

As it arises from the background information gathered, the management team of BHSA also presumably collected the sum of $10,614,770 as stock appreciation rights.

Such plan was originally established by the general ordinary shareholders' meeting No. 13 dated 04/28/99 and was supplemented at the board meeting dated 04/05/00, which approved the Supplementary Regulations on Stock Appreciation Rights Plan and Profit Sharing Plan.

b) After having reviewed as a result of this investigation the board minutes for the current year forwarded by BHSA through the Financial Data Highway, *prima facie* there is no evidence in the sense that the distribution approved by the executive committee was reported to the management body for its treatment and resolution by the latter.

c) The documentary evidence previously forwarded by BHSA to the CNV.

III. Board of Directors' Compensation: Legal Scholar Opinions

WHEREAS, the Argentine laws contain specific provisions in connection with the management's compensation: in this way, the regulations in force reflect the past experience prior to the enactment of the Business Companies Law No. 19,550 (BCL) when "abuses [were committed] in compensating directors, to the detriment of the shareholders" (ZAVALA RODRIGUEZ: Commercial Code..." V. 1, comment on section 335).

WHEREAS, such author noted the existence of "bylaws in which a very high percentage compensation was established for the board of directors and an even higher percentage for the "Management Council" usually composed of "the company's owners"; our apologies for such antijuridical, but many times true, notion. Huge as the company's income may be, little is left for the shareholders" (cited work).

WHEREAS, ZAVALA RODRIGUEZ's concern has been partially acknowledged by the modern laws and scholar opinions: thus, NISSEN ("Business Companies Law",

second edition, V. 4, comment on section 261) explains that "the rule of BCL Section 261 has a specific objective: to protect the shareholders' right to dividends and prevent net income for the fiscal year from passing directly to the directors' hands, a much usual event before the enactment of law 19,550. The goal is to prevent the existence of rich directors with poor shareholders, as this would imply a subversion of values."

WHEREAS, NISSEN adds that the aim is to "balance the important function discharged by the board of directors and their members' right to collect a fair compensation, with the shareholders' possibility of collecting dividends, as a material right enjoyed by them (BCL Sections 1, 11, 68 and 224).

IV. Board of Directors' Compensation: Legal Framework

WHEREAS, although it is not a usual practice, the inclusion in the bylaws of provisions establishing the board of directors' compensation is not inconsistent with the terms of BCL Section 261: thus, it has been stated that such compensation may be determined "in the bylaws, which is a much infrequent case, and which consists in establishing in the bylaws a specified amount or a system of percentages over the net income for the fiscal year, discriminating the duties performed by each of the directors" (cited work) and that "in principle, the basic standard for compensation must be fixed in the corporate bylaws through a percentage of the profits for the year or other similar criterion..." (MASCHERONI: "Corporations", page 237, 1984 edition).

WHEREAS, the board's compensation may be also fixed by the supervisory committee under the terms of BCL Section 281, par. d).

WHEREAS, pursuant to BCL Section 234, par. 2, establishing the compensation is within the authority of the ordinary shareholders' meeting.

WHEREAS, at any event, the limitations of the referred Section 261 are applicable, namely:

1) the "maximum compensation amount" "under all headings" "shall not exceed twenty-five percent of the profits";

2) when no dividends are distributed, there is a five percent limitation, which may be increased ratably with the distribution until reaching the maximum percentage "when the total profits are distributed"; and

3) in the case of non-existent or reduced profits, the above mentioned limits may be exceeded "only" to reward "the performance of special assignments or technical-administrative duties" by resolution of the shareholders' meeting, which shall deal with such matter as a special item of its agenda.

WHEREAS, according to NISSEN, no interpretation can omit to consider "the grounds for Section 261...of an indubitably ethical content, which link the management's

compensation with the company's profits for the fiscal year, to which they are certainly not alien" (cited work).

V. Board of Directors' Compensation: CNV Regulations

WHEREAS, within the sphere of this CNV, Chapter III of the REGULATIONS (NT 2001, as amended) is also applicable. This Chapter contains, inter alia, the following rules:

a) it establishes that when the compensation payable to the board of directors and supervisory committee should be dealt with as an express item of the agenda pursuant to the provisions of BCL Section 261, the Board of Directors must indicate at the shareholders' meeting the reasons why such compensation is adequate and that, in the case of reduced profits, they derive from the scarce profitability of the shareholders' equity (Section 6).

b) it imposes the use of predefined formulas in drafting the agenda (Section 5, Ch.III) to compensate the performance of special assignments or technical-administrative duties by one or more directors, in the event of reduced or non-existent profits (for example: "*Consideration of compensation payable to the board of directors and supervisory committee ($..... allocated amount) for the fiscal year ended ....., which reflected a computable deficit under the terms of the regulations of the Argentine Securities Commission").*

c) in case of omission, it requires the board of directors to call a new shareholders' meeting within SIXTY (60) calendar days following the date of the previous meeting, to consider the compensation payable to the board of directors and supervisory committee.

d) it provides that in case of breach of the above mentioned rules, the directors must return to the company the sum collected by them in excess, irrespective of the applicable penalties.

VI. Board of Directors' Compensation: BHSA's Bylaws

WHEREAS, initially, the bylaws agreed upon by the ARGENTINE EXECUTIVE BRANCH under Section 27 of Executive Decree No. 924/97 implementing Law No. 24,855 (which converted BANCO HIPOTECARIO NACIONAL into BHSA) provided the following with respect to the compensation of the members of BHSA's management body:

"SECTION 14 - COMPENSATION:

a) Non-executive directors: The duties of the non-executive members of the Board of Directors shall be compensated as per the annual resolution of the Ordinary Shareholders' Meeting globally and shall be apportioned among them on an equal basis and among their alternates in proportion to the time such alternates substituted any such regular members. The Ordinary Shareholders' Meeting shall authorize the amounts which may be

paid on account of said fees during the current fiscal year, subject to their ratification by the Shareholders' Meeting which discusses said fiscal year.

b) Executive Directors: The Chairman, and the other directors of the Company performing executive, technical and administrative duties or special assignments shall receive a remuneration for said duties or assignments of a level consistent with the one prevailing in the market, which shall be fixed by the Board of Directors, with the abstention of the ones referred above, who shall be replaced for such purposes by their alternates. Any such compensations shall, jointly with those of the entirety of the Board of Directors, be subject to ratification by the Shareholders' Meeting according to the provisions of Section 261, Law No. 19,550 as amended.

c) General provisions: The remuneration of the directors provided for in sections a) and b), above must be fixed subject to the provisions of Section 261 of Law No. 19,550 as amended."

WHEREAS, the restated text of the current By-laws, as amended by the general shareholder's meeting dated 04/13/00, similar in nature except for the amendment to Section 14, paragraph c) and the addition of Section 19, sets forth the following:

"SECTION 14 - COMPENSATION:

a) Non-executive directors: The duties of the non-executive members of the Board of Directors shall be compensated as per the annual resolution of the Ordinary Shareholders' Meeting globally and shall be apportioned among them on an equal basis and among their alternates in proportion to the time such alternates definitely substituted any such regular members. The Ordinary Shareholders' Meeting shall authorize the amounts which may be paid on account of said fees during the current fiscal year, subject to their ratification by the Shareholders' Meeting that deals with said fiscal year.

b) Executive Directors: The Chairman, and the other directors of the Company performing executive, technical and administrative duties or special assignments shall receive a remuneration for said duties or assignments of a level consistent with the one prevailing in the market, which shall be fixed by the Board of Directors, with the abstention of the ones referred above, who shall be replaced for such purposes by their alternates. Any such compensations shall, jointly with those of the entirety of the Board of Directors, be subject to ratification by the Shareholders' Meeting according to the provisions of Section 261, Law No. 19,550 as amended.

c) General provisions:

(i) The Directors may receive an item of their fees or remuneration based on the value of the shares of the company and/or a participation in the profits thereof, and in this case percentages shall be fixed on the net and liquid profits of the respective fiscal year, with such bonuses and/or percentages of participation being able to be larger in the case of directors performing executive and/or technical and administrative duties or special assignments.

(ii) The remuneration of the directors provided for in sections a), b), and c) (i) above must be fixed subject to the provisions of Section 261 of Law No. 19,550 as amended.

"SECTION 19 - EXECUTIVE COMMITTEE:

The Executive Committee shall be liable for the conduction of the Company's ordinary business. a) Composition and appointment: The Executive Committee shall be composed of such number of directors elected by Class D shares as determined by the Board of Directors between a minimum of FIVE (5) and a maximum of NINE (9) permanent members, and an equal or lesser number of alternate members. Its members shall be appointed by the Board of Directors and shall hold office for a term of TWO (2) fiscal years, but shall not remain in office for a longer term than their tenure within the Board, and may be indefinitely reelected in such positions if elected or reelected as directors by Class D shares. The Executive Committee shall elect among its members the Chairman and Vice Chairman thereof. b) Meetings: It shall meet at least once a month and whenever called by its Chairman, its substitute, or any of its members. There shall be quorum with the attendance of the absolute majority of its members, and resolutions shall be adopted by majority vote of the attendants. The General Manager or his substitute shall attend all meetings of the Executive Committee. c) Powers: The Executive Committee shall have the following powers and duties: I) Be liable for the conduction of the Company's ordinary business and all matters delegated to it by the Board of Directors. II) Develop the Company's commercial, credit and financial policies subject to the objectives resolved upon by the Board of Directors. III) Create, maintain, close, restructure or move any dependent offices and divisions relating to the Company's administrative and functional organization. IV) Create Special Committees, approve structures or functional levels and determine the scope of their duties. V) Approve the headcount, appoint the General Manager, General Sub-managers, Executive Vice Presidents and other Principal and Area Managers, fix their compensation, working conditions and any other personnel policy measures, including promotions. The General Manager shall be empowered to decide upon appointments, reassignments, transfers and/or removals, as well as to impose any applicable sanction in connection with other Company employees. VI) Propose to the Board the creation, opening, moving or closing of branches, agencies or representative offices within Argentina or abroad. VII) Supervise the performance of subsidiaries and companies in which the Company has an interest, and propose to the Board the creation, purchase or sale, either fully or in part, of interests in companies engaged in the supply of services that are supplementary to the financial business. VIII) Submit to the Board for review the rules for the hiring of services by the Company, annual budget, expenditures and investment estimates, necessary indebtedness levels and action plans to be developed. IX) Approve debt reductions, extensions, refinancings, novations, debt remissions and/or waivers, whenever deemed necessary and/or suitable within the ordinary course of business. X) Issue its internal regulations."

VII. Other background

WHEREAS, as additional background it should be noted that the general ordinary shareholders' meeting held on 04/28/99 approved a motion consisting in granting to the directors who were members of the executive committee "the 'Profit Sharing' and 'Stock Appreciation Rights' plans of Banco Hipotecario S.A. approved by BHSA's board of directors for its senior management team on 08/14/98".

WHEREAS, with respect to the second plan, the approved proposal included the following guidelines:

(i) To obtain the final value it was necessary to weigh the shares' price during the "NINETY (90) day term after the publication of the first financial statements following the relevant accrual period".

(ii) The benefit "shall accrue as of the closing of the third, fourth and fifth fiscal years as from the fiscal year ended 12/31/98".

WHEREAS, this multi-annual or five-year plan was extended until 12/31/03, as provided by the regulations implementing both benefits, issued by the board of directors on 04/05/00 "pursuant to the delegation of authority conferred by the General Ordinary Shareholders' Meeting No. 13, dated April 28, 1999" (page 73/75).

WHEREAS, from the regulations it may be inferred that –in the light of the then prevailing circumstances, rather than the present ones- its main objective, in line with the "convertibility decreed by Law 23,928", was that the estimation of the stock value should at all times reflect "an appreciation in terms of constant currency".

WHEREAS, at the shareholders' meeting, the shareholder that made the motion – Bank of Bermuda Isle of Man Limited- completed its motion by proposing that "the company's Board of Directors be delegated authority to issue the pertinent supplementary regulations *in connection with the motioned plans,* their implementation and coverage mechanisms", without any other accessory modality or circumstance. The motion was approved.

WHEREAS, it should be noted that the following reasons were expressed in support of the adoption of both plans:

(i) "to align the Bank's management level with the interest of the shareholders" (as per board minutes dated 08/14/98 (page 95/102)); and

(ii) "to align the company's Executive Management with the interests of the shareholders" (as per general shareholders' meeting minutes dated 04/28/99 (page 86/94)).

WHEREAS, in such way, it was put on record that the interests of the shareholders, managers and directors who were members of the executive committee should be on equal footing, and that no category should have a different hierarchy.

WHEREAS, on the other hand, it should be noted that the referred regulations took care in repeating, for each of them, "the exceptional nature of this Plan".

VIII. General Shareholders' Meeting dated 05/31/04

WHEREAS, the sixth item of the Agenda for that meeting was: "CONSIDERATION OF FEES PAID TO THE BOARD OF DIRECTORS FOR TECHNICAL-ADMINISTRATIVE DUTIES FOR $2,504 THOUSAND FOR THE FISCAL YEAR ENDED 12/31/03, WHICH REFLECTED A COMPUTABLE DEFICIT UNDER THE TERMS OF THE RULES OF THE ARGENTINE SECURITIES COMMISSION, AND IN ADDITION, FOR THE DIRECTORS WHO ARE MEMBERS OF THE EXECUTIVE COMMITTEE, APPROVAL OF THE PAYMENT OF $ 2,552 THOUSAND AS PROFIT SHARING AND $ 2,500 THOUSAND AS ESTIMATED STOCK APPRECIATION, AS AUTHORIZED BY THE ORDINARY SHAREHOLDERS' MEETING No. 13, DATED 4/28/99".

WHEREAS, in connection with the fees, the Chair made reference to "the provisions of Book I, Chapter III.3, Section 6, paragraph a) of the Rules of the Argentine Securities Commission" and put on record in the name of the board of directors –as a mere statement, without any further development, specifications, details, or supporting elements- "...that the fees allocated to its members are, in her opinion, adequate in the light of the responsibilities, time devoted to their duties, competence, expertise and value of their services in the market, as well as due to the performance by the Directors of technical-administrative assignments and/or executive duties".

WHEREAS, at this meeting, the shareholder RITELCO S.A. made a motion that was subsequently divided into two motions at the request of the representative of the NATIONAL STATE as shareholder.

WHEREAS, the so-called "Motion # 1" was: "to approve the sum of $ 2,504 thousand as global compensation of the Directors, in the manner it has been distributed according to the provisions of the bylaws and taking into account the performance of technical-administrative assignments and special duties discharged by them. In addition, in connection with the current fiscal year, it motioned that the directors should receive on a monthly basis, according to the provisions of the bylaws and as advance fees for the current fiscal year, an amount similar to the total monthly sum received during fiscal year 2003", which motion was approved without any negative votes, and with the abstention of Eduardo Elsztain, Saúl Zang and Clarisa Lifsic de Estol.

WHEREAS, "Motion # 2", approved in the same manner with the abstention of the above mentioned individuals and the NATIONAL STATE, read as follows: "to approve the payment to the directors who are members of the Executive Committee, of the sum of $ 2,552 thousand as profit sharing and $ 2,295 thousand as stock appreciation, both amounts to be distributed as determined by the Executive Committee, pursuant to the authorization conferred by the General Ordinary Shareholders' Meeting No. 13, dated 4/28/99. In accordance with the resolution adopted in item IV., all such sums are to be

charged to income for the year under review, delegating to the Board of Directors the powers necessary for their registration."

WHEREAS, the treatment of the seventh item of the Agenda, reading "CONSIDERATION OF THE RENEWAL AND *REVISION* OF THE COMPENSATION PLAN APPROVED BY ORDINARY SHAREHOLDERS' MEETING No. 13, IN ACCORDANCE WITH SECTION 14, SUBSECTION C), PAR. (I) OF THE CORPORATE BYLAWS" was as follows: after acknowledging "the expiration of the Stock Appreciation Rights Plan approved by the General Ordinary Shareholders' Meeting No. 13 dated April 28, 1999 applicable to the Directors who are members of the Executive Committee" the shareholder RITELCO S.A. "motioned and voted that in accordance with the provisions of Section 14, Subsection c), paragraph i), of the corporate bylaws, such Plan be renewed in accordance with the same terms and conditions, for a new five (5) year term, subject to the exception that: a) the Initial Value for purposes of the new period shall be that corresponding to the Final Value of the plan being renewed; and b) accrual of the benefit shall occur at the closing of each year covered by the renewal period, in the relevant proportion".

IX. General Ordinary Shareholders' Meeting dated 04/28/05

WHEREAS, in connection with the matters of interest hereunder, such meeting dealt with and resolved as fourth item of the Agenda: "CONSIDERATION OF FEES PAID TO THE BOARD OF DIRECTORS FOR TECHNICAL AND ADMINISTRATIVE DUTIES FOR AN AGGREGATE AMOUNT OF $ 3,430 THOUSAND, CONSISTING OF $ 1,424 THOUSAND AS FEES AND $ 2,006 THOUSAND AS OTHER COMPENSATION, FOR THE FISCAL YEAR ENDED 12/31/04, WHICH REFLECTED A COMPUTABLE DEFICIT UNDER THE TERMS OF THE RULES OF THE ARGENTINE SECURITIES COMMISSION".

WHEREAS, in connection with such fees, the Chair made reference to "the provisions of Book I, Chapter III.3, Section 6, paragraph a) of the Rules of the Argentine Securities Commission" and put on record in the name of the board of directors –as a mere statement, without any further development, specifications, details, or supporting elements- "...that the fees allocated to its members are, in her opinion, adequate in the light of the responsibilities, time devoted to their duties, competence, expertise and value of their services in the market, as well as due to the performance by the Directors of technical-administrative assignments and/or executive duties".

WHEREAS, without any dissenting votes, and upon motion made by the shareholder IRSA INVERSIONES Y REPRESENTACIONES S.A., the meeting approved the referred motion, namely "...to approve the sum of $ 3,430 thousand as global compensation of the Directors, in the manner it has been distributed according to the provisions of the bylaws and taking into account the performance of technical-administrative assignments and special duties discharged by them. In addition, in connection with the current fiscal year, it motioned that the directors should receive on a monthly basis, according to the provisions of the bylaws and as advance fees for the current fiscal year, an amount similar to the total monthly sum received during fiscal year 2004".

WHEREAS, no reference was made to the items "profit sharing" and/or "stock appreciation".

X. Executive Committee Meeting dated 06/27/05 (Minutes No. 70, page 621/626)

(i) WHEREAS, at such meeting, one of the Syndics, Dr. FUKS, required an explanation "on the payment of fees resolved upon at the former meeting held on June 3", in particular with respect to the directors who are members of such committee, and stated that the effectiveness of BCL Section 261 had been unobserved, despite the fact that "the distribution made among the directors exceeds 5% of the net income approved for the year and therefore, the prior approval of the shareholders' meeting should have been requested".

WHEREAS, another Syndic, Dr. FLAMMINI, pointed out that it was necessary to "comply with the regulations" and added that "from the text of the minutes of the shareholders' meeting No. 47, held on 5/31/04, item VI, it arises that in the previous fiscal year, the provisions of BCL Section 261 had been complied with as authorization had been requested in order to pay the estimated sums to cover the accrual of such benefits".

WHEREAS, Dr. DILERNIA, who is also member of the supervisory committee, stated that beyond the accounting reserves made in the financial statements as of 12/31/04 to pay the benefits, "the CNV Rules that regulate the application of Section 261 by issuers, should be complied with"; he explained that "...the income was offset against the cumulative losses of prior fiscal years, all such fees should be previously submitted to the shareholders, as set forth in the final part of Section 261", and demanded that a shareholders' meeting be held within the following sixty days.

WHEREAS, another Syndic, Dr. ABELOVICH, acknowledged that "there is an operating failure in regulating the benefits of Subsection c), Section 14, of the corporate bylaws."

(ii) WHEREAS, in turn, the directors who are members of the committee understood that "...in the case of fiscal year 2003, dealt with at such shareholders' meeting, it was possible to deal with such particular items because the meeting was held beyond the terms established by the CNV Rules...[which] made it possible to assess the development of the shares' price in order to estimate their projection during the 90-day term following the publication of the results in the Buenos Aires Stock Exchange Gazette".

WHEREAS, in 2005 there were no "major estimations of the potential development of the shares' price to obtain an authorization prior to the payment" and therefore, "the payment was resolved upon after the last shareholders' meeting, and therefore it is an advance payment that is to be dealt with at the following ordinary shareholders' meeting."

(iii) WHEREAS, in addition, Dr. FUKS noted that "after reviewing the "Profit Sharing Plan – Extension of the Benefit" it arises that the deduction of the "Stock Appreciation Rights" was not fully computed with respect to the results of the financial

statements as of 12/31/04", and that certain differences arise, notice of which was taken by the President of BHSA.

XI. Subject Matter of Investigation

WHEREAS, as outlined above, an investigation should be made to establish whether:

1) the compensation paid to the directors and managers of BHSA for the fiscal year ended 12/31/04 -in which accounting reserves had been made for payment thereof, as it arises from the relevant financial statements and the statements made by the vice-chairman of the executive committee at the meeting dated 06/27/05- was in compliance with the applicable laws;

2) the information furnished by BHSA to the CNV was given in writing and in a direct, true and sufficient manner, immediately after occurrence;

3) there were adequate supporting reasons that justified the payment to the directors and managers of BHSA as "performance of special assignments or technical-administrative duties" for the fiscal year ended 12/31/04;

4) the amounts so established were consistent with those prevailing in the market.

XII. Preliminary Conclusions

1) BHSA reported a deficit for the fiscal year ended 12/31/04, as evidenced by the minutes of the relevant shareholders' meeting.

WHEREAS, notwithstanding the interpretation made by Dr. Viñes –within the executive committee- it does not seem tenable to consider that the amount distributed as "SAR" constitutes an "advance payment to be dealt with at the following ordinary shareholders' meeting" as an advance payment is defined (Ma. MOLINER) as a sum of money "given in advance or on account of a larger sum, payment of which will be completed in the future".

WHEREAS, the significant amount of money distributed as fees at first sight precludes –"*notoria non egent probatione*"- the possibility that the payments made in 2005 according to the reserves made in the financial statements as of 12/31/04, could qualify as partial.

WHEREAS, in opposition to the criterion of the directors who are members of the executive committee, the resolutions adopted at the shareholders' meetings dated 05/31/04 and 04/28/05, upon contemplating the possibility of receiving advances "on account of fees" refer to monthly amounts, which are necessarily smaller than the global amounts established as stock appreciation rights.

WHEREAS, as a compelling consequence, *prima facie,* the payment should have been submitted to the consideration and resolution of the shareholders' meeting held in 2005, in consistence with the criterion applied by the management in the previous year, irrespective of the accidental circumstance of the meeting having been held beyond the stated term.

WHEREAS, having accepted the fact that in a universal sense, the board of directors' compensation covers "the compensation that may be received by them under any and all headings", its consideration by the shareholders' meeting is inexcusable.

WHEREAS, even if it were an advance payment, the potential "operating failure" invoked by Syndic ABELOVICH is ineffective to deprive the shareholders' meeting from dealing with an issue that is within its field of authority due to the special duties vested in the management with respect to the shareholders.

WHEREAS, "the *exclusive* authority granted to the shareholders' meeting under Sections 234 and 235 cannot be delegated, not even to the board of directors; i.e., the ordinary shareholders' meeting must consider and resolve upon the approval of the balance sheet, income statement, distribution of income, annual report and syndic's report and any other measures relating to the company's management that are within its field of authority pursuant to the laws and the bylaws or submitted to it by the board of directors, the supervisory committee or the syndics: the appointment and removal of directors and syndics and members of the supervisory committee and determination of their compensation..." (VERON, "Business Companies", V. 4, comment on Section 369).

WHEREAS, in line with the foregoing, the position of the executive committee members and by extension, of the full board, which is responsible for monitoring the performance of the executive committee was, in principle, inadvertent.

WHEREAS, "pursuant to the provisions of Section 269, the board of directors must monitor the performance of the executive committee" (VERON, cited work, comment on Section 269), and as a footnote the author cites the opinion of RODRIGUEZ ARTIGAS, in the sense that "such control is materialized on the one hand by the possibility of imparting instructions to the members of the organization in order to ensure the adequate enforcement and development of the policy and plans established by it and, on the other, by overseeing the offices so delegated in such way that, besides completing the previous function, it will obtain the data required to restart the management process or introduce any changes deemed necessary".

WHEREAS, as the matter is essentially alien to the managers, they do not seem to have taken notice that at the shareholders' meeting dated 05/31/04 the renewal of the extraordinary compensation plan was dealt with without including any delegation of authority such as the one dated 04/28/99.

WHEREAS, the non-existence of delegation of authority seems indubitable; still more, the board of directors of BHSA acknowledged the "exceptional nature of such Plan", thus reinforcing the restrictive criterion that should govern any interpretation.

WHEREAS, the management of a corporation should at all times apply its utmost diligence and should privilege the interests of the shareholders, who trust in their capabilities.

WHEREAS, a company's management "exists to the extent that the company needs to act through physical persons in order to attain its purposes" (RODRIGUEZ-RODRIGUEZ; "Business Law", V. I, page 127, 24th edition) and, for the shareholders, this generally consists in the collection of earnings as consideration for the contributions made by them in order to acquire the capital stock, either originally or derivatively."

WHEREAS, the company's management should see "that those who contributed to its equity are fairly compensated" (CNV; Annual Report – Year 1971) and if such objective is frustrated, the most suitable procedures for dispelling any suspicion on the existence of a conflict of interests should be adopted forthwith.

WHEREAS, the management should act with the loyalty and diligence of a good businessman, which at the present time comprises standards that are far from the classical law, and their behavior should observe professional guidelines.

WHEREAS the development of the legal and doctrinarian requirements lead us to think, inspired in the English constitutionalism (de los RIOS URRUTI) that the management of large corporations should be unable to do anything wrong, not as an analytical discovery, but as an element that forms part of a juridical construction which allocates certain purported perfections to the individuals, as a prerequisite for carrying out the management duties for the benefit of the shareholders.

WHEREAS, the management's behavior should be extremely conscientious in that, as it is known, "in a corporation there is a strengthening of the personal power of the members of the executive body (management), to the detriment of the powers and duties of the deliberating body" (BROSETA PONT. "Business Law Manual", page 211, 9th edition), eliminating any kind of "conceit" (cited work, page 210) by its management.

WHEREAS, the law (DUQUE DOMINGUEZ, at VV.AA. "Stock Companies Law", V. II. book I, 1994 edition) "tries to establish an environment in which the interests of the shareholders remain independent of the majority action of the corporate bodies. It is not only a technical requirement, but also an ethical one, which implies the acknowledgment of certain limits to the power of the majority or the organized minority, a feature that is particularly noticeable in the case of companies whose equity is in the hands of public investors, so as to protect the shareholders".

WHEREAS, the background facts make it necessary to determine if the following rules have been actually breached:

a) <u>BCL Section 59, Section 8, par. a) of the Exhibit attached to Executive Decree No. 677/01 and CC Section 1908</u>:

WHEREAS, the duty of loyalty required from those who handle the interests of third parties (LORENZETTI) in the case of public companies, calls for an adequate distribution of the corporate benefits, for which purpose the formalities and regulations must be rigorously observed as an elementary requirement for protecting the shareholders' rights, "privileging in all cases the interests of the issuer company...above any others".

WHEREAS, the need to privilege the corporate interest, expressed as the "common interest of all shareholders" (recitals of the referred Decree) is absolute in nature within the community, as it does not admit exceptions because the juridical pillar on which it is built is infused by morality, and as such, it is unwaivable.

WHEREAS, the management must also "abstain from procuring any personal benefit at the expense of the issuer company other than the compensation payable for its duties", as regularly established.

WHEREAS, diligence requires that the management carry out a thorough study of the sundry issues and actively take part in board meetings, take notice of the scope of the resolutions adopted, refuse to implement agreements that are contrary to the law, the bylaws and agreements reached at shareholders' meetings, etc.

WHEREAS, there arises a specific concern –in connection with the provisions of the bylaws regarding the fact that the fees should be established by the board, subject to the final decision to be adopted by the shareholders' meeting, in the case of executive directors- about whether the resolution adopted by the beneficiaries at the executive committee meeting dated 06.03.05 abides by, or collides with, the general principle, accidentally contained in Section 1908 of the Civil Code that makes it necessary to privilege the interests of the represented parties.

b) <u>BCL Section 261</u>:

WHEREAS, this rule specifically requires that the shareholders' meeting must deal with and expressly agree to the payment –in excess of the predefined limits- of special assignments or technical-administrative duties in the case of reduced or non-existent profits.

c) <u>BCL Section 269</u>:

WHEREAS, the activity of the executive committee is not characterized by its autonomy, as at all times "the board of directors shall supervise the performance of the executive committee and shall exercise all other legal and statutory powers that are vested in it" because the adoption of such committee "does not alter the obligations and responsibilities imposed on the directors".

d) <u>CC Section 1198</u>:

WHEREAS, the management's performance must be grounded on good faith, given its privileged position vis-à-vis the isolated members and the broader information they have

about the company, along with their professional background, which should at all times be verified according to their "special condition and intellectual power" (CC doctrine: 909).

2) WHEREAS, the payments made to the members of the executive committee without the participation of the shareholders' meeting were not the object of any special disclosure despite BHSA's condition, which had just refinanced its heavy indebtedness, the significant amount of the benefits paid and the particular fact that BHSA is a public company, thus calling for stricter requirements given that the issuer is governed by the laws applicable to financial markets.

WHEREAS, without discarding the fact that the event might, under the circumstances that BHSA was going through at such time, materially affect the development of the trading of the securities, the investigation should be focused on the provisions contained in Section 5, Subsection a) of the Public Offering Transparency Regulations approved by Decree No. 677/01 as specified in Section 3, Subsection 30) of Chapter XXI of the Regulations (NT 2001) and the performance of BHSA's management, syndics and market relations officer under such circumstances.

WHEREAS, the disclosure duty is even stricter whenever, as in the present case, in the context of the company's performance, the payment seems to imply the presence of extraordinary circumstances.

WHEREAS, if under ordinary circumstances "roughly, the prevailing idea is that in the case of extraordinary matters within the authority of [the shareholders' meeting] (amendment to the bylaws, capital increase, conversion, merger, etc.) there is a greater duty to disclose all aspects required to understand the reasons, nature and impact of the proposed action" (MARTINEZ MARTINEZ, "The Shareholders' Right to Information", page 287, 1999 edition), in particular, the payment of fees when there is no income naturally leads to its necessary disclosure to the market, which is inferred from the differentiated and restrictive treatment provided by BCL Section 261.

WHEREAS, such broad disclosure (VIDAL RAMIREZ, "The Stock Exchange in Peru", page 412, 1988 edition) "should originate in the issuers of the securities, because the information on them contributes to their objective pricing. It is not enough to report on what happened or what is happening in the market, whether it is a buyer or seller market, on listing prices and tenders; rather, we believe that it is material to report on the issuer company."

WHEREAS, according to NISSEN (cited work) "the shareholders' decision that resolves to exceed the limits set forth in BCL Section 261 must be accompanied by the reasons that support it, all of which should be enough to justify such excess."

WHEREAS, "[i]t is not enough to include the excess in the board remunerations in the agenda, as such decision must be accompanied by the reasons that support it, transcribed in the minutes of the shareholders' meeting (National Commercial Court of Appeals, Room B, 07/07/95 – Riviere de Pietranera, Lidia v. Riviere e Hijos S.A. – L.L. 1997-B, 132).

WHEREAS, in particular, the dogmatic statements made do not evidence the existence of any equivalence between the amounts paid and those prevailing in the market, despite the fact that the bylaws themselves consider the value of the issuer's shares as a component of the fees or compensation, nor do they explain the individual allocation of amounts to each of the beneficiaries.

4) WHEREAS, the syndics' behavior should be evaluated by carrying out an investigation in order to compare it against the duty set forth in BCL Section 294, Subsection 9.

5) WHEREAS, in addition, the inspection brought to light the fact that the company did not have in its possession all the receipts evidencing the payments made to the members of the audit committee, thus generating doubts as to the preparation in due time of the relevant supporting documents (Sections 43, 44, 67 and related provisions of the Commercial Code).

WHEREAS, this resolution is issued under the authority conferred by Section 12 of Law No. 17,811 (as amended by Decree No. 677/01).

NOW, THEREFORE,

THE ARGENTINE SECURITIES COMMISSION HEREBY RESOLVES:

SECTION 1. To initiate a proceeding against BANCO HIPOTECARIO S.A. and its:

i) Regular Directors: Clarisa Diana LIFSIC de ESTOL (DNI 16,247,555); Eduardo Sergio ELSZTAIN (DNI 14,014,114); Julio Augusto MACCHI (LE 4,316,923); Carlos Bernardo PISULA (LE 4,699,992); Edgardo Luis José FORNERO (DNI 10,201,571); Federico León BENSADON (DNI 4,100,916); Saúl ZANG (DNI 4,533,949); Pedro DEL PIERO (DNI 12,945,498); Ernesto Manuel VIÑES (LE 4,596,798); Gabriel Adolfo Gregorio REZNIK (DNI 12,945,351); Jacobo Julio DREIZZEN (DNI 11,955,534); Alfredo MC LAUGHLIN; Pablo Daniel VERGARA DEL CARRIL (DNI 17,839,402); and Jorge Miguel GROUMAN (DNI 10,129,491), for potential violation of Sections 59, 261 and 269 of Business Companies Law No. 19,550; Sections 43, 44 and 67 of the Commercial Code; Sections 1908 and 1198 of the Civil Code; and Section 5, Subsection a) –as specified by Section 3, Subsection 30) of Chapter XXI of the Regulations (NT 2001)- and Section 8, Subsection a) of the Public Offering Transparency Regulations approved by Decree 677/01;

ii) Regular Syndics: Néstor Luis FUKS (DNI 4,441,746); Nicolás DILERNIA (LE 4,258,807); José Daniel ABELOVICH (DNI 12,076,652), Marcelo Héctor FUXMAN (DNI 11,889,826) and Ricardo FLAMMINI (DNI 4,351,316) for potential violation of Sections 294, Subsection 9, of Business Companies Law No. 19,550 and Section 5, Subsection a) -as specified in Section 3, Subsection

30), Chapter XXI of the Regulations (NT 2001)- and Section 8, Subsection a) of the Public Offering Transparency Regulations approved by Decree 677/01; and

iii) Market Relations Officer, Gabriel Gustavo SAIDON, for potential violation of Section 5, Subsection a) of the Public Offering Transparency Regulations approved by Decree 677/01 -as specified in Section 3, Subsection 30), Chapter XXI of the Regulations (NT 2001).

SECTION 2. To the effects set forth in Section 12 of Law No. 17,811 (as amended by Decree No. 677/01) and Section 8 of Chapter XXIX of the REGULATIONS (NT 2001), a preliminary hearing is scheduled for August 22, 2005, at 11 a.m.

SECTION 3. The proceeding shall be conducted by Director [blank].

SECTION 4. Notice of the charges shall be given to the parties subject to the proceeding, for the term and under the penalties prescribed by the law, attaching a certified copy of this Resolution.

SECTION 5. Be it recorded and notified, attaching a certified copy of this Resolution to the BUENOS AIRES STOCK EXCHANGE for publication in its Daily Gazette, and posted on its website, www.cnv.gov.ar

Buenos Aires, July 21, 2005

Dr. José Luis Pungitore
Director

Lic. Narciso Muñoz
Vice Chairman

Dr. Emilio M. Ferre
Director

Dr. Hugo Raúl Medina
Chairman

BANCO HIPOTECARIO S.A.

Buenos Aires, July 26, 2005

Messrs.
Buenos Aires Stock Exchange

Pursuant to the provisions of section 23, Title I, Chapter VII –Relevant Information- of the Stock Regulations, this is to give notice to you that at the meeting held on July 25 last, the Board of Directors of this Bank scheduled the date of the General Ordinary Shareholders' Meeting for 8/31/2005 in order to deal with the payment of fees to the directors who are members of the Executive Committee for $ 2,771 thousand as profit sharing and $ 17,521 thousand as stock appreciation rights, accrued during the fiscal year ended December 31, 2004, which reflected a computable deficit under the terms of the regulations of the Argentine Securities Commission.

In addition, the Board of Directors resolved to accept in escrow the delivery of certificates evidencing time deposits held in the Bank by directors who collected fees under the above mentioned headings, for an amount equivalent to such fees, pending the decision to be adopted by the Shareholders' Meeting scheduled for August 31, next.

Yours sincerely,

Ernest Viñes
Attorney-in-Fact

Note of the Buenos Aires Stock Exchange: The information transcribed above was received on 07.26.05 at 7:11 p.m.

[Daily Bulletin of the Buenos Aires Stock Exchange - Thursday, August 11, 2005]

EXHIBIT III - ADDITIONAL SUPPLEMENTARY INFORMATION

BANCO HIPOTECARIO S.A.

Note No. 274
Buenos Aires, August 11, 2005

To the
Buenos Aires Stock Exchange:

Re: Information requested by Section 63 *in fine* of the Regulations of the Buenos Aires Stock Exchange.

In order to comply with the requirements set forth in Section 63 *in fine* of the Regulations of the Buenos Aires Stock Exchange, this is to give notice to you of the results -both ordinary and extraordinary- and breakdown of the net shareholders´ equity classified by headings and amounts, pertaining to Banco Hipotecario S.A.'s Quarterly Financial Statements ended June 30, 2005 (six-month period of the fiscal year).

*** Results**	*** -in thousands of pesos-**	
Results as of 06-30-05 (income)		**80,519**
Ordinary Results:		73,465
Extraordinary Results:		7,054
*** Net Shareholders´ Equity**	*** -in thousands of pesos-**	
Total Net Shareholders´ Equity		**2,044,327**
Capital Stock		1,500,000
Non-capitalized Contributions		1
Adjustments to Shareholders´ Equity:		1,797,623
Profit Reserves		
-Legal:		1,022,078
-Other:		169,608
Retained earnings:		(2,444,983)

Paragraph o)

Pursuant to the provisions of the Privatization Law and the by-laws of the Bank, holders of the majority of Class "D" shares are entitled to elect nine of the thirteen members of our Board of Directors.

As of June 30, 2005, the main Class "D" shareholders jointly held 42,737,558 shares representing 28.49% of the Capital Stock.

Schedule of shareholders as of 06/30/2005

Shareholder	Class	As of June 30, 2005 Number of shares	Percentage of shares
National Government/Banco de la Nación Argentina as Trustee of the Trust of Assistance to the Federal Regional Infrastructure Fiduciary Fund	A	65,853,444	43.9%
Banco de la Nación Argentina, as Trustee of the Stock Ownership Plan	B	7,500,000	5.0%
Banco de la Nación Argentina as Trustee of the Trust of Assistance to the Federal Regional Infrastructure Fiduciary Fund	C	7,500,000	5.0%
Option Trust	D	9,090,500	6.1%
Latin America Capital Partners II	D	4,303,811	2.9%
Ritelco S.A.	D	7,835,893	5.2%
Dolphin Fund PLC	D	4,789,478	3.2%
Inversiones Financieras del Sur	D	8,465,683	5.6%
IRSA Inversiones y Representaciones S.A.	D	9,085,122	6.5%
Ifis Limited	D	7,537,571	5.0%
Deutsche Bank Sec. Inc Int. Portfolio	D	7,110,000	4.7%
Others, combined	D	10,208,498	6.9%
Total		150,000,000	100.00%

Paragraph p)

Shares conferring rights to debt securities convertible into shares and/or options to purchase shares in the Company held by the shareholder or controlling group: **None**

Paragraph q)

The main Class "D" shareholders of the company and their respective domiciles are the following:

- Irsa Inversiones y Representaciones S.A., Moreno 877 - 22nd Floor, City of Buenos Aires, Argentina
- Inversiones Financieras del Sur S.A., Zabala 1422 - City of Montevideo, Republic of Uruguay
- Dolphin Fund PLC, 12/13 Hill St. Douglas IM99 1BW - Isle of Man, Isle of Man
- Ritelco S.A., Gabriel Otero 6462- City of Montevideo, Republic of Uruguay
- Ifis Limited, Wessex House 45 Hamilton, Bermuda
- Latin America Capital Partners II, Georgetown, Grand Cayman, (B.W.I.), Cayman Islands

Sincerely yours,

Ernesto Viñes
Attorney-in-fact

Note of the Buenos Aires Stock Exchange: The information transcribed above was registered here on 08.11.05 at 10.45 a.m.

[Daily Bulletin of the Buenos Aires Stock Exchange - Page 6]

BANCO HIPOTECARIO S.A.

The above-mentioned entity, by means of the information provided and disclosed through the disclosure means of this Institution, reported on adhesions to the exchange of Negotiable Obligations Series 1, 16 and 24 for new long-term Negotiable Obligations due 2013 in United States dollars admitted for listing.

By reason of the foregoing, this Stock Exchange has resolved to adjust the amount admitted for listing of the exchanged securities, as per the following detail:

Negotiable securities	Maturity date	Indebtedness amount after the exchange
Series 1 (OBHX1)	04.17.2003	US$12,042,000
Series 16 (OBHX9)	02.17.2003	US$10,221,000
Series 24 (OHX24)	03.15.2005	US$6,117,200

Buenos Aires, August 10, 2005.

The negotiable obligations are listed in Reduced Trading Sessions in accordance with the provisions of Section 39, subsection a) of the Trading Regulations.
The institution is identified under No. 1-cl, 3, 4 and 25.

[Daily Bulletin of the Buenos Aires Stock Exchange - Thursday, September 1, 2005 - Pages 5/6]

RESOLUTIONS OF THE SHAREHOLDERS´ MEETING

BANCO HIPOTECARIO S.A.

Brief account of the resolution adopted by the General Ordinary Shareholders´ Meeting of Banco Hipotecario S.A. held on August 31, 2005

Outstanding capital stock	$ 1,500,000,000
Capital stock in attendance	$ 1,461,742,660
Percentage of capital stock In attendance/outstanding capital Stock	97.45%
Votes present	276,817,868
Percentage of votes present/total Votes of outstanding shares	96.02%

(i) Appointment of two shareholders to approve and sign the minutes.

The Shareholders´ Meeting resolved by 254,676,308 affirmative votes, representing 100% of the votes cast, to appoint the representatives of shareholders National Government and Buenos Aires Trade & Finance Center for the purpose of approving and signing the Minutes of the Shareholders´ Meeting.
No unfavorable votes were recorded, and one shareholder representing 22,141,560 votes, abstained from voting.
Before considering Item (ii) on the Agenda, the Shareholders´ Meeting unanimously approved the future participation of shareholder MET AFJP Cta. Fondo tit. Neg. who had omitted to sign the Register of Attendance at the Shareholders´ Meeting.

Outstanding Capital Stock	$ 1,500,000,000
Capital stock in attendance	$ 1,468,354,200
Percentage of capital stock In attendance/outstanding capital Stock	97.89%
Votes present	278,801,330
Percentage of votes present/total Votes of outstanding shares	96.71%

(ii) **Consideration of fees payable to the Directors who are members of the Executive Committee in an amount of $ 2,771 thousand as profit sharing and $ 17,521 thousand as stock appreciation, accrued during the fiscal year ended December**

31, 2004, which reflected a computable deficit under the terms of the Regulations of the Argentine Securities Commission.

The Shareholders' Meeting approved by 130,760,358 affirmative votes, representing 50.95% of votes cast, payment of fees to the Directors who are members of the Executive Committee in an amount of $ 2,771 thousand as profit sharing and $ 17,521 thousand as stock appreciation, accrued during the fiscal year ended December 31, 2004, which reflected a computable deficit under the terms of the Regulations of the Argentine Securities Commission.

12,896,937 unfavorable votes were recorded, representing 49.05% of the votes cast. 5 shareholders, representing 22,144,035 votes, abstained from voting.

Ernesto Viñes
Attorney-in-fact

[Daily Bulletin of the Buenos Aires Stock Exchange - Thursday, October 6, 2005]

"BANCO HIPOTOECARIO S.A.

Subscription of LIBOR 2012 Government Securities in United States Dollars ("BODEN 12") on account of compensation to financial institutions under Decree No. 905/2002 (Section 29, subsections f) and g)

On October 6, 2005, Banco Hipotecario directly subscribed for BODEN 2012 at a par value of US$77.3 million, for which it paid the amount of $ 193.7 million in cash, receiving US$ 14.5 million as payment of matured coupons for such securities. Accordingly, jointly with the transaction reported on October 3, 2005, the Bank subscribed for BODEN 2012 at a total par value of US$308.3 million. Such transactions enabled the Bank to reduce its indebtedness vis-à-vis the Central Bank for the subscription of the above-mentioned securities by $ 771.6 million".

Gabriel Saidon
Manager of the Finance Section

Note of the Buenos Aires Stock Exchange: The information transcribed above was registered here on 10.06.05 at 12.40 p.m.

[Letterhead of Banco Hipotecario S.A.]

NOTE No. 359

BUENOS AIRES, October 3, 2005

TO THE
BUENOS AIRES STOCK EXCHANGE

We kindly request you to publish the following notice in the Bulletin of the Buenos Aires Stock Exchange:

"BANCO HIPOTECARIO S.A.

SUBSCRIPTION OF ARGENTINE GOVERNMENT DOLLAR DENOMINATED LIBOR 2012 SECURITIES ("BODEN 12") ON ACCOUNT OF COMPENSATION GRANTED TO THE FINANCIAL INSTITUTIONS UNDER DECREE No. 905/2002 (Section 29, par. f) and g))

On September 28, 2005, Banco Hipotecario directly subscribed BODEN 2012 for a par value of US$55.2 million, allocating National Government Guaranteed Loans for a book value of $121.8 million, and received $7.4 million as payment of matured coupons under such securities. On that same date, it subscribed BODEN 2012 for a par value of US$175.8 million, for which it paid in cash the sum of $439.5 million and received US$33.1 million as payment of matured coupons under such securities. Accordingly, the Bank subscribed BODEN 2012 for a total par value of US$231.0 million, and still holds, with respect to the compensation assigned to it, a balance of Bonds pending subscription of approximately US$601.9 million par value. Such transactions enabled the Bank to reduce its on-balance sheet indebtedness vis-à-vis the Central Bank allocated to subscription of such securities by Ps.578.7 million".

Yours truly,

/s/
Gabriel Saidón
Finance Manager

City of Buenos Aires, October 21, 2005

[There appears a seal reading:
"Buenos Aires Stock Exchange
47856 Oct 21, 2005 3:54 p.m."]

Messrs.
Buenos Aires Stock Exchange
Sarmiento 299
Buenos Aires

Re: Banco Hipotecario S.A., update of the program's offering memorandum for the issuance of medium-term notes for a maximum outstanding amount up to US$ 1,200,000,000 or its equivalent in other currencies (the "Program") and issuance of Series 4 Notes under the Program.

Gentlemen,

The undersigned, in his capacity as authorized officer of Banco Hipotecario S.A. (the "Bank") domiciled at Reconquista 151, C1003 ABC, City of Buenos Aires, Republic of Argentina, hereby addresses this note to you in order to attach hereto the subscription notice of Series 4 Notes to be issued under the Bank's Program, and further requests publication thereof in the daily Bulletin of the Buenos Aires Stock Exchange on the date hereof.

Yours sincerely,

/s/
José Seoane
Authorized Officer

NOTE FROM THE STOCK EXCHANGE: the application for listing of this issuance is being analyzed by this Association.

[On the bottom left margin of the next two pages there appears an illegible signature]

SUBSCRIPTION NOTICE

[LOGO OF BANCO HIPOTECARIO]

BANCO HIPOTECARIO S.A.

__% Series N° 4 Notes
for a principal amount up to US$ 200,000,000 due 2010

Public investors generally are hereby notified that Banco Hipotecario S.A. (the "**Issuer**") offers the subscription of its Fixed Rate Series 4 notes due 2010 for a principal amount up to US$ 200,000,000 (U.S. Dollars Two Hundred Million) (the "**Notes**") to be issued under the US$ 1,200,000,000 Global Medium-Term Notes Program (the "**Program**") as authorized by the Argentine Securities Commission (the "**CNV**") by means of CNV Resolution N° 14,546 dated June 26, 2003, and pursuant to the main terms and conditions summarized hereinbelow and which form part of the Program's Offering Memorandum dated October 20, 2005 (the "**Offering Memorandum**") and the pricing supplement dated October 20, 2005 relating to the issuance of the Notes (the "**Pricing Supplement**"), all of the foregoing as published in the Bulletin of the Buenos Aires Stock Exchange on October 21, 2005:

1) **Dealers**: Deutsche Bank AG, London Branch, domiciled at Winchester House, 1 Great Winchester Street, London - EC2N 2DB United Kingdom and Citigroup Global Markets Limited domiciled at Citigroup Centre, Canada Square Canary Wharf, London - E14 5LB, United Kingdom shall act as Dealer Managers; Deutsche Bank S.A., domiciled at Tucumán 1, 13th Floor - C1049AAA - City of Buenos Aires - Argentina and Citicorp Capital Markets S.A., domiciled at Florida 183 - C1005AAC - City of Buenos Aires - Argentina, Telephone 4329-1266, shall act as Local Dealers and Banco de Valores S.A., domiciled at Sarmiento 310 - C1041AAH - City of Buenos Aires - Argentina shall act as Local Assistant Dealer.

2) **Offer Submission Period**: Interested parties may submit their statement of interest in subscribing for the Notes at the offices of the Local Dealers and the Local Assistant Dealer from October 24, 2005 to November 3, 2005 from 10:00 a.m to 3:00 p.m., it being hereby stated that as regards the last day of the period, i.e., November 3, 2005, statements of interest may only be submitted to the Local Dealers and the Local Assistant Dealer up to 2:00 p.m. (the "**Offer Submission Period**"), unless such period is extended by the Issuer, which fact shall be notified by publication in the Bulletin of the Buenos Aires Stock Exchange and in a newspaper of general circulation in Argentina prior to the expiration thereof.

Upon the Issue Price and Rate of Interest of the Notes being determined on the Price Determination Date, a notice will be published in the Bulletin of the Buenos Aires Stock Exchange and investors may confirm the unbinding statements of interest submitted by them during the Offer Submission Period on the (Buenos Aires) business day following the day of publication of such notice. "**Price Determination Date**" means the last (Buenos Aires) business day of the Offer Submission Period. The Issue Price and Rate of Interest of the Notes shall be determined by the Dealer Managers together with the Issuer by means of the offer receipt process.

3) **Offered principal amount**: The Fixed Rate Notes are offered for a principal amount of up to US$ 200,00,000 (US$ Two Hundred Million).

4) **Subscription currency**: The subscription of the Notes shall be made in U.S. Dollars.

5) **Minimum subscription amount**: US$ 35,000 (U.S. Dollars Thirty Five Thousand).

6) **Issue Date:** It shall be notified by means of a notice to be published in the Bulletin of the Buenos Aires Stock Exchange.

7) **Issue Price**: It shall be determined before the Issue Date and shall be notified by means of a notice to be published in the Bulletin of the Buenos Aires Stock Exchange.

8) **Rate of Interest**: Fixed rate, payable on a semiannual basis, to be determined before the Issue Date and notified by means of a notice to be published in the Bulletin of the Buenos Aires Stock Exchange.

9) **Expiration Date**: Five years computed as from the Issue Date.

10) **Repayment**: By means of a once-time payment to be made on the Expiration Date.

11) **Listing and trading**: Application has been made to list the Notes on the "MTF" Market of the Luxembourg Stock Exchange, the Buenos Aires Stock Exchange and to trade same on Mercado Abierto Electrónico S.A.

The Offering Memorandum, the Pricing Supplement and other relevant documents relating to the issuance of the Notes are available to interested parties through the contacts and at the addresses listed hereinbelow.

Contacts

Banco Hipotecario S.A.

Marcelo Icikson
Capital Markets Manager
Telephone: +54 11 4347 5798
Fax: 5411 4347 5874
Address: Reconquista 151 (1003), Buenos Aires, Argentina
E-mail: micikson@hipotecario.com.ar

Deutsche Bank AG, London Branch

Patrick Holt
CIB - Global Markets
Global Markets
Tel: +44(20) 754-57055
Cell Phone: + 44 7768 527230

Address: Floor 3, Winchester House, 1 Great Winchester Street, London, United Kingdom
E-Mail: patrick.holt@db.com

Eric W Dannheim
Sales
CIB - Global Markets
Global Markets
Tel: +44(20) 754-57055
Cell Phone: + 44 7739 923932
Address: Floor 3, Winchester House, 1 Great Winchester Street, London, United Kingdom
E-Mail: eric.w.dannheim@db.com

Citigroup Global Markets Limited

Christopher Hewitt
Director
London Syndicate Desk
Citigroup Centre
Canada Square
Canary Wharf, London E14 5LB
Tel: +44 (20) 7986+9000
Fax: + 44 (20) 7721-2829
email: christopher.hewitt@citigroup.com

Deutsche Bank S.A

José Ramos
CIB - Global Markets
Global Markets
Tel: +54(11) 4590-2794
Cell Phone: +54 9-11 5-327-3281
Address: Tucumán 1, 13th Floor, C1049AAA
Buenos Aires, Argentina
E-Mail: jose.ramos@db.com

Eduardo Gonzales Del Solar
Associate
CIB - Global Markets
Global Markets
Tel: +54(11) 4590-2737
Cell Phone: +54 9 11 (15) 6053-9356
Tucumán 1, 14th Floor, C1049AAA
Buenos Aires, Argentina
E-Mail: eduardo.gonzalezdelsolar@db.com

Citicorp Capital Markets S.A.

Xavier Tarradellas/Hernán Van Zandweghe
Sales and Distribution
Tel: +54 11 4329-1266
Fax: +54 11 4329-1009 / 2831
Address: Florida 183 - C1005AAC - Buenos Aires
E-mail: xavier.tarradellas@citigroup.com
hernan.vanzandweghe@citigroup.com

Banco de Valores S.A.

Jorge I. Saez
Capital Markets Manager
Tel: +54-11 4323-6900
Fax: +54-11 4323-6935
Address: Sarmiento 310 - C1041AAH - Buenos Aires
E-mail: jsaez@banval.sba.com.ar

[There follows an illegible signature]

[Letterhead of Banco Hipotecario S.A.]

NOTE No. 392

BUENOS AIRES, November 1, 2005

TO THE BUENOS AIRES STOCK EXCHANGE:

Ladies and Gentlemen,

This is to give notice to you that at its meeting held on even date, the Board of Directors of Banco Hipotecario S.A. resolved by majority vote to submit an offer for the purchase of the local bank Banca Nazionale del Lavoro S.A. (BNL), conditioned to its ratification by a Shareholders' Meeting of Banco Hipotecario S.A. to be called to such effect

Yours truly,

/s/
Ernesto Viñes
Attorney-in-fact
Banco Hipotecario S.A.

[On the bottom right margin of each page there appears an illegible signature]

[There appears a seal reading:
"Buenos Aires Stock Exchange
48592 Nov 2, 2005 4:34 p.m."]

EXTENSION NOTICE

[LOGO OF BANCO HIPOTECARIO]

BANCO HIPOTECARIO S.A.

__% Series N° 4 Notes
for a principal amount up to US$ 200,000,000 due 2010

This Extension Notice is published in connection with the subscription of the Fixed Rate Series 4 notes due 2010 for a principal amount up to US$ 200,000,000 (U.S. Dollars Two Hundred Million) (the "Notes") to be issued under the US$ 1,200,000,000 Global Medium-Term Notes Program of Banco Hipotecario S.A. (the "**Program**") as authorized by the Argentine Securities Commission (the "**CNV**") by means of CNV Resolution N° 14,546 dated June 26, 2003, which main terms and conditions form part of the Program's offering memorandum dated October 20, 2005 (the "Offering Memorandum") and the pricing supplement dated October 20, 2005 relating to the issuance of the Notes (the "Pricing Supplement"), all of the foregoing as published in the Bulletin of the Buenos Aires Stock Exchange on October 21, 2005.

In connection with the subscription notice of the Notes, as published in the Bulletin of the Buenos Aires Stock Exchange on October 21, 2005, to which reference is made, public investors generally are hereby notified that Banco Hipotecario S.A. (the "Issuer") has directed the extension of the expiration of the period during which interested parties may submit their unbinding statements of interest to subscribe for the Notes (the "Offer Submission Period") originally scheduled for November 3, 2005 at 2:00 p.m. to **November 9, 2005 at 12:00 noon** (the "Expiration of the Offer Submission Period"), unless the Issuer may determine a new extension of such period, which shall be notified by means of publication in the Bulletin of the Buenos Aires Stock Exchange and in a newspaper of general circulation in Argentina prior to the expiration thereof.

Except for the extension of the Expiration of the Offer Submission Period notified hereunder, the remaining terms and conditions of the offering of the Notes described in the Offering Memorandum and the Pricing Supplement remain in full force and effects.

Interested parties may submit their unbinding statements of interest until the Expiration of the Offer Submission Period at the offices of the Local Dealers and the Local Assistant Dealer listed hereinbelow:

Local Dealers: Deutsche Bank S.A., domiciled at Tucumán 1, 13th Floor - C1049AAA - City of Buenos Aires - Argentina, Telephone 4590-2794/2737, Attention: José Ramos / Eduardo Gonzalez del Solar and Citicorp Capital Markets S.A., domiciled at Florida 183 - C1005AAC - City of Buenos Aires - Argentina, Telephone 4329-1266, Attention: Xavier Tarradellas / Hernán Van Zandweghe.

Local Assistant Dealer: Banco de Valores S.A., domiciled at Sarmiento 310 - C1041AAH - City of Buenos Aires - Argentina, Telephone 4323-6900, Attention: Jorge I. Saez.

The Offering Memorandum, the Pricing Supplement and other relevant documents relating to the issuance of the Notes are available to interested parties at the aforementioned offices of the local Dealers and the Local Assistant Dealer and at the address of the Issuer, as detailed hereinbelow.

Banco Hipotecario S.A.

Marcelo Icikson
Capital Markets Manager
Telephone: +54 11 4347 5798
Fax: 5411 4347 5874
Address: Reconquista 151 (1003), Buenos Aires, Argentina
E-mail: micikson@hipotecario.com.ar

/s/
María de los Angeles del Prado
Authorized Officer

City of Buenos Aires, November 9, 2005

Messrs.
Buenos Aires Stock Exchange
Sarmiento 299
Buenos Aires

Re: Banco Hipotecario S.A., program's Offering Memorandum for the issuance of medium-term notes for a maximum outstanding amount of up to US$ 1,200,000,000 or its equivalent in other currencies (the "Program") and issuance of Series 4 Notes under the Program (the "Notes").

Gentlemen,

The undersigned, in his capacity as attorney-in-fact of Banco Hipotecario S.A. (the "Bank") domiciled at Reconquista 151, C1003 ABC, City of Buenos Aires, and setting up special domicile for purposes of the proceedings relating to this application at Florida 537, 18th Floor, Galería Jardín (1005), City of Buenos Aires, Republic of Argentina (Zang, Bergel & Viñes Law Firm) (Telephone: 4322-0033/Fax: 4322-6970 - Attention: María de los Angeles Prado, Andrés Moncayo and/or José Seoane) hereby addresses this note to the Buenos Aires Stock Exchange (the "BASE") in order to attach hereto, based on the fact that the expiration of the Offer Submission Period takes place on the date hereof, the financial information not included in the Pricing Supplement dated October 20, 2005, as published in the Bulletin of the BASE on October 21, 2005 (the "Pricing Supplement") in respect of the offering of the Bank's Notes.

1) Aggregate principal amount of the Notes to be issued: U.S. Dollars One Hundred and Fifty Million (US$ 150,000,000).

2) Issue Price of the Notes: 99.035% of their principal amount.

3) Rate of Interest of the Notes: an annual nominal rate of interest of 9.75%.

4) Interest Payment Dates of the Notes: semiannually, in arrears on May 16 and November 16 of each year, commencing on May 16, 2006.

5) Issue Date of the Notes: November 16, 2005.

Further, it is hereby notified that the Codes of the Notes are the following:

a. Common Code: 023538644
b. ISIN: XS0235386447

This note forms an integral part of and supplements the Pricing Supplement. We hereby request the immediate delivery of this information for purposes of its publication in the Bulletin of the BASE on the date hereof.

Yours sincerely

By **BANCO HIPOTECARIO S.A.**
Ernesto Manuel Viñes
Attorney-in-Fact

[Letterhead of Banco Hipotecario S.A.]

[There is a seal of the Buenos Aires Stock Exchange of November 11, 2005.]

NOTE No. 419

BUENOS AIRES, November 11, 2005

TO THE
BUENOS AIRES STOCK EXCHANGE

We kindly request you to publish the following notice in the Bulletin of the Buenos Aires Stock Exchange:

"BANCO HIPOTECARIO S.A.

SUBSCRIPTION OF ARGENTINE GOVERNMENT U.S. DOLLAR DENOMINATED LIBOR 2012 SECURITIES ("BODEN 12") ON ACCOUNT OF COMPENSATION GRANTED TO THE FINANCIAL INSTITUTIONS UNDER DECREE No. 905/2002 (Section 29, par. f) and g))

On November 9, 2005, Banco Hipotecario made an additional cash subscription of Hedge BODEN 2012 for a Par Value of US$ 50.0 million for which it paid in cash the sum of $ 127.2 million. In addition, Banco Hipotecario received US$ 9.4 million for matured coupons of the security subscribed. Accordingly, the Bank maintains, with respect to the compensation granted, a balance of Hedge Bonds pending subscription for a Par Value of US$ 449.1. Such transaction enabled this Bank to reduce its on-balance sheet indebtedness vis-à-vis the Central Bank allocated to subscription of such securities by $ 127.2 million."

Yours truly,

/s/
Gabriel Saidón
Finance Manager

City of Buenos Aires, November 11, 2005

[Seal evidencing receipt by the Buenos Aires Stock Exchange on 11-11-2005]

Messrs.
Buenos Aires Stock Exchange
Sarmiento 299
Buenos Aires

Re: Banco Hipotecario S.A., Program for the issuance of medium-term notes for a maximum outstanding amount up to US$ 1,200,000,000 or its equivalent in other currencies (the "Program") and issuance of Series 4 Notes under the Program.

Ladies and Gentlemen

The undersigned, in her capacity as authorized signatory of Banco Hipotecario S.A. (the "Bank") domiciled at Reconquista 151, C1003 ABC, City of Buenos Aires, Republic of Argentina, and setting up special domicile for purposes of the proceedings relating to this application at Florida 537, 18th Floor, Galería Jardín (1005), City of Buenos Aires, Republic of Argentina (Zang, Bergel & Viñes Law Firm) (Telephone: 4322-0033/Fax: 4322-6970 - Attention: María de los Angeles del Prado, Andrés Moncayo and/or José Seoane) hereby addresses this note to in order to give notice of the results of the placement of Series 4 Notes issued under the Program, the Offer Submission Period having expired on November 9, of the current year.

To this effect, notice is given to the Buenos Aires Stock Exchange that Notes have been placed among public investors for a total amount of US$ 150,000,000.

Yours sincerely,

/s/
María de los Angeles del Prado
Authorized Signatory

RECEIVED
2005 NOV 21 P 12:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CORPORATE GOVERNANCE

Audit Committee

Section 15 of Decree No. 677/01 requires the establishment of an Audit Committee for companies that have publicly issued shares. The Audit Committee must have at least three but no more than seven members, a majority of which must be independent as established by Section 13 of Resolution No. 400 of the National Securities Commission. The current members of the Bank's Audit Committee are:

Jorge Miguel Grouman (President) (*)
Carlos Bernardo Písula (*)
Federico L. Bensadon (*)
Gabriel G. Reznik

(*) Independent members pursuant to Section 13 of Resolution 400 of the National Securities Commission.

The members of the Audit Committee are elected for a minimum term of two years and for maximum of three years. The Audit Committee must act in accordance with the provisions of Argentine Central Bank Communication "A" 2525 as amended. The Audit Committee must meet at least once a month.

The main functions of the Audit Committee are to: (i) provide opinions on the independent auditors to be nominated; (ii) supervise the operation of the internal control and administrative-accounting systems with regard to the accuracy of public information; (iii) establish information policies with regard to hedging practices utilized by the Bank; (iv) provide opinions in cases of conflicts of interest; (v) opine as to the reasonability of fees and expenses for the issue of securities; (vi) verify the performance of behavior rules, if applicable; (vii) provide opinions on transactions with related parties; (viii) analyze the performance of the external auditors and their independence; (ix) review the audit standards of the independent and internal auditors and evaluate their performance giving an opinion in respect of the presentation of the annual financial statements; and (x) publish an annual report regarding the fulfillment of the Audit Committee's tasks.

Supervisory Committee

The Bank's bylaws also provide for a Supervisory Committee consisting of five members ("Syndics") and five alternate members. Syndics and alternate syndics are appointed for a term of two years. Pursuant to Argentine law, only accountants and lawyers admitted to practice in Argentina may serve as syndics of an Argentine *sociedad anónima.*

Pursuant to article 294 of Corporate Law No. 19,550, as amended, the primary duties and powers of the Supervisory Committee are to: (i) supervise and inspect the corporate books and records whenever necessary, but at least quarterly; (ii) attend meetings of the board of directors, executive committee and shareholders; (iii) prepare an annual report concerning the Bank's financial condition and submit it to the shareholders at the ordinary meeting; (iv) provide certain information concerning the Bank upon written request of any shareholder holding at least 2.0%

of the Bank's outstanding capital; (v) call an extraordinary shareholders' meeting when necessary, on its own initiative or at the request of shareholders, or an ordinary meeting when the board of directors fails to do so; (vi) include matters for the agendas of any meeting the Supervisory Committee must attend; (vii) supervise and monitor the Bank's compliance with laws and regulations, the bylaws and resolution approved by shareholders; (viii) investigate written complaints submitted by holders of at least 2.0% of the Bank's share capital; (ix) request, when applicable, judicial dissolution of the Bank and supervise the process; (x) appoint directors when there are none remaining on the board of directors and the shareholders have failed to appoint replacements; and (xi) request judicial intervention in extraordinary circumstances, such as executive officer malfeasance that could adversely affect the Bank's condition.

The Bank's Supervisory Committee complies in all material respects with the requirements of the Bank's bylaw.

BANCO HIPOTECARIO

RECEIVED
2005 NOV 21 P 12:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

INFORME ANUAL DEL COMITÉ DE AUDITORÍA

Ciudad Autónoma de Buenos Aires, 02 de febrero de 2005

A los Sres. Directores y Accionistas del
Banco Hipotecario S.A.
Reconquista 151, 5° piso
Ciudad Autónoma de Buenos Aires

En nuestro carácter de miembros del Comité de Auditoría del Banco Hipotecario S.A. y de acuerdo con lo dispuesto por la Comisión Nacional de Valores (en adelante CNV), les presentamos el siguiente informe sobre el tratamiento dado por el Comité a las cuestiones de su competencia durante el ejercicio finalizado el 31 de diciembre de 2004 (de aquí en más "el ejercicio").

I. COMPETENCIAS Y RESPONSABILIDADES DEL COMITÉ

A continuación se mencionan, en forma resumida, las competencias y responsabilidades del Comité de Auditoría:

- En materia de información, control interno y gestión de riesgos:

  A. Evaluar la independencia, los planes y el desempeño de la auditoría externa, opinando sobre ello en el informe anual y, en su oportunidad, emitir una opinión respecto de:

     a) la propuesta del Directorio de designar o remover a los auditores externos.
     b) Opinar, en el caso de existir, respecto de las solicitudes de auditorías especiales efectuadas por accionistas minoritarios.

  B. Evaluar los planes y el desempeño de la auditoría interna, opinando sobre ello en el informe anual.

  C. Entender respecto del sistema de control interno de la Entidad y, como parte de ello, sobre el funcionamiento del sistema administrativo-contable.

  D. Entender respecto de la aplicación de las políticas de información sobre gestión de riesgos de la Entidad.

  E. Considerar si están dadas las condiciones en la Sociedad que permitan otorgar un adecuado cumplimiento a las normas de conducta que rigen las actividades de sus directivos y personal.

  F. Entender respecto de la confiabilidad de la información presentada a la CNV y a las entidades autorreguladas pertinentes (bolsas de comercio y mercados adheridos a ellas).

- Emitir, en su oportunidad, un informe conteniendo una opinión específica respecto de:

  G. La razonabilidad de la propuesta del Directorio respecto de honorarios y planes de opciones sobre acciones para directores y administradores.

  H. Los acuerdos con partes relacionadas por importes superiores al 1% del Patrimonio Neto de la Sociedad, según el último Balance General aprobado o a 300 mil pesos (la mayor de ambas cifras), que el Directorio o uno de sus miembros someta a su consideración respecto de su adecuación a las condiciones de mercado.

  I. Los casos de conflictos de interés, proporcionando al mercado información completa al respecto.

  J. La compra de acciones por la propia Sociedad.

  K. La emisión de acciones o de valores convertibles con exclusión o limitación del derecho de preferencia.

El detalle de las competencias y responsabilidades del Comité de Auditoría, surge del Decreto Nº 677/01, arts. 14 y 15; Ley Nº 17.811, arts. 68 y 73 - según la modificación introducida por dicho Decreto; y Normas de la CNV.

II. TRATAMIENTO DADO POR EL COMITÉ A LAS CUESTIONES ENUNCIADAS PRECEDENTEMENTE

En los apartados de esta sección, se efectúa una reseña de los objetivos, el alcance, las principales tareas realizadas y la conclusión en relación con cada una de las competencias y responsabilidades mencionadas en la sección anterior, en los casos en que ello correspondiera.

A. Auditoría externa

A los efectos de evaluar el trabajo desarrollado por la auditoría externa designada para el ejercicio económico 2004, Price Waterhouse & Co., en relación con su función de brindar un razonable nivel de confianza sobre la información sujeta a su examen, hemos desarrollado las siguientes tareas:

1. Análisis de la idoneidad e independencia de los auditores externos, revisando al respecto:
   a) Los antecedentes de la firma auditora.
   b) La formación y antecedentes de los principales integrantes del equipo de trabajo.
   c) Los lineamientos de la metodología de trabajo empleada.
   d) Las políticas de independencia de la firma auditora y el énfasis dado a su aplicación.
   e) Las declaraciones juradas requeridas por el Decreto Nº 677/01, art. 12.

2. Obtención de una declaración de los auditores respecto de su independencia.

3. Lectura del contrato de auditoría.

4. Análisis de las principales labores de auditoría, cubriendo lo siguientes aspectos:
   a) Cuestiones clave de auditoría y su tratamiento
   b) Planeamiento general de la auditoría
   c) Resultado de las tareas

d) Principales criterios seguidos y conclusiones al respecto
e) Aplicación de las políticas y metodología indicadas en el primer punto de este apartado

5. Análisis de los informes emitidos por el auditor comprendiendo:
   - Informe anual de auditoría
   - Informes de revisiones limitadas correspondientes a los estados contables de la Sociedad al 31 de marzo, 30 de junio y 30 de septiembre de 2004 y la información adicional requerida por la Bolsa de Comercio de Buenos Aires
   - Carta de Control Interno
   - Otros informes requeridos por el Banco Central de la República Argentina.

6. Discusión con el Presidente del Directorio y otros directivos clave de la Sociedad en relación con los puntos anteriores.

7. Análisis de los servicios prestados por el auditor externo, comprobando que no haya ninguno que pueda comprometer su independencia (teniendo en cuenta al respecto lo dispuesto en las Normas de la CNV, Cap. III, art. 18).

Como resultado de nuestro trabajo -realizado con el objetivo señalado y habiendo comprendido las tareas enunciadas- no hemos tomado conocimiento de ninguna cuestión de relevancia que debamos mencionar.

B. Auditoría interna

En relación a la evaluación del proceso de auditoría interna, durante el ejercicio 2004 hemos evaluado los siguientes aspectos:

1. Proceso de evaluación e identificación de los riesgos inherentes al negocio del Banco y análisis de las prioridades de revisión que surgen a partir de dicha evaluación.

2. Metodología de trabajo.

3. Equipo de trabajo.

4. Organización y planeamiento de las tareas; analizando la suficiencia de las revisiones planificadas en relación con los distintos tipos de riesgos que enfrenta la Entidad en el desarrollo de sus actividades.

5. Lectura de los informes emitidos y discusión de los mismos en el seno del Comité.

6. Discusión sobre las tareas y sus resultados con el Presidente del Directorio y con los responsables de los trabajos realizados, recomendando aquellos cursos de acción que se consideró pertinente en cada caso.

7. Seguimiento de las observaciones pendientes de resolución, evaluando en conjunto con las áreas del Banco el carácter de los riesgos abiertos y los distintos cursos de acción alternativos existentes para su regularización.

En la revisión del control interno se ha empleado la definición de éste que especificamos en el apartado siguiente.

Como consecuencia de la labor desarrollada, que fue realizada con el objetivo indicado y que incluyó las tareas antes enunciadas, no hemos tomado conocimiento de ninguna observación que según nuestro criterio debamos mencionar en relación con el trabajo de la Auditoría Interna, en lo que se refiere a la organización, supervisión y ejecución de las tareas de revisión del control interno realizadas durante el ejercicio, ni con la comunicación y seguimiento de sus resultados.

C. Control interno

De acuerdo con la concepción empleada por la Entidad, que consideramos adecuada al efecto, el control interno comprende las normas, sistemas y competencias y actitudes de la gente que contribuyen a brindar una respuesta ante los riesgos que el Banco enfrenta principalmente en relación con la protección de su patrimonio, con la promoción del cumplimiento de las normas legales, reglamentarias y societarias y con la confiabilidad y apropiada divulgación de la información financiera, operaciones y hechos relevantes. Asimismo, quedan comprendidas dentro de esta definición del control interno, las cuestiones atinentes a efectividad y eficiencia de las operaciones, como así también a la mejora de los procesos existentes, tanto operativos como de control.

Con el objetivo de evaluar si el control interno en la Entidad, y en particular su sistema administrativo-contable (que forma parte integrante del mismo), brinda un adecuado nivel de respuesta a los riesgos mencionados, hemos realizado las tareas enunciadas a continuación:

1. Consideración del resultado de los trabajos realizados por la auditoría externa (según lo indicado en A).

2. Análisis del proceso de revisión del control interno mencionado en B.

3. Consideración de la evaluación atinente a las normas de conducta (descripto en el apartado E de esta sección).

4. Discusión al respecto con:
    - El Presidente del Directorio
    - Otros directivos clave de la Entidad
    - El auditor externo

Como resultado de nuestro trabajo, realizado con el objetivo y el alcance señalados y que comprendió las tareas enunciadas precedentemente, no hemos tomado conocimiento de ninguna cuestión relevante relativa al control interno y, en particular, al sistema administrativo–contable de la Entidad que, de acuerdo con nuestro criterio, tenga entidad suficiente como para ser mencionada en este informe. Es de destacar que tal como se informara en párrafos precedentes, nos limitamos en esta conclusión a los aspectos del control interno relativos a (1) la efectividad y eficiencia de las operaciones; (2) protección del patrimonio; (3) cumplimiento de las normas aplicables y; (4) confiabilidad y adecuada divulgación de la información contable–financiera y sobre hechos relevantes.

D. Gestión de riesgos

El Banco ha definido la gestión de riesgos como el proceso realizado por el Directorio, la Gerencia y demás personal clave con el propósito de (1) identificar eventuales contingencias que la pueden afectar negativamente; (2) prever, definir e implementar las acciones que permitan actuar preventivamente y/o mitigar las consecuencias emergentes.

Nuestra responsabilidad en esta materia se limita a evaluar el cumplimiento de las políticas de información sobre la gestión de riesgos. Al respecto hemos realizado las siguientes tareas:

1. Revisión de los procesos seguidos por la Entidad con el objeto de identificar y evaluar los riesgos, como así también para accionar frente a los mismos, constatando su efectiva implementación.

2. Análisis crítico de la estructura de Gestión de Riesgos vigente en la Entidad, evaluando las alternativas de mejora existentes, a la vez que recomendando estructuras superadoras que aseguren los objetivos perseguidos.

3. Consideración de en qué medida los riesgos residuales (es decir los remanentes después de implementadas las respuestas pertinentes), en caso de corresponder, fueron adecuadamente informados de acuerdo con las normas legales, reglamentarias, contables y de la propia Entidad.

4. Discusión al respecto con:
    - El Presidente del Directorio
    - Otros directivos clave de la Entidad

Como resultado de nuestro trabajo, realizado con el objetivo y el alcance indicados y que comprendió las tareas reseñadas precedentemente, no hemos tomado conocimiento de ninguna cuestión que, en nuestro criterio, determine la existencia de debilidades significativas en la aplicación de las directivas referidas a información en materia de gestión de riesgos de la Sociedad, como así tampoco de las normas legales, reglamentarias y contables, referidas a esta materia. Ello, sin perjuicio de los aspectos referidos a la estructura de Gestión de Riesgos recomendados a los efectos de optimizar el proceso de gestión.

E. Normas de conducta

En lo atinente a nuestra responsabilidad de entender respecto del cumplimiento de las normas de conducta aplicables, hemos considerado aquellas establecidas por disposiciones legales, reglamentarias y de la propia Entidad.

En este sentido, hemos puesto el énfasis de nuestra labor en las normas relativas a la confiabilidad y adecuada divulgación de la información contable-financiera y sobre hechos relevantes; abarcando asimismo las pertinentes a la protección y el debido empleo del patrimonio social.

Sobre el particular, hemos analizado la efectiva implementación del nuevo Código de Ética aprobado por el Directorio del Banco.

Además, en relación con esta materia de nuestra competencia, hemos desarrollado las siguientes actividades:

1. Cuidar que la Entidad tenga debidamente en cuenta que uno de los objetivos fundamentales –y también requisitos- del control interno, es promover el adecuado cumplimiento de las normas aplicables.

2. Solicitar que en el desarrollo de las tareas de auditoría interna, se considere adecuadamente la evaluación del control interno en lo relacionado con la verificación del adecuado cumplimiento de las normas aplicables.

3. Evaluación crítica de la información que hemos obtenido en relación con esta materia durante las reuniones mantenidas con directivos clave y gerentes de la Entidad, como así también en el desarrollo de las tareas relativas a las otras áreas de nuestra competencia y a través de nuestras actuaciones en carácter de Directores de la Sociedad.

4. Discusión al respecto con el Presidente del Directorio y otros directivos clave de la Entidad.

Como resultado de nuestro trabajo, llevado a cabo con el objetivo y el alcance mencionados en los puntos precedentes, y según los trabajos enunciados, no hemos tomado conocimiento de ninguna cuestión que de acuerdo a nuestro criterio, signifique un apartamiento significativo de las normas de conducta indicadas en el primer párrafo de este apartado, en relación con las cuestiones indicadas en el segundo párrafo.

F. Información financiera y sobre hechos relevantes

Nuestra responsabilidad en esta materia consiste en evaluar a partir de los informes emitidos por las Auditorías Externa e Interna, correspondientes al ejercicio 2004, la confiabilidad de la información financiera y sobre hechos relevantes presentada a la Comisión Nacional de Valores y a los mercados donde la Entidad cotiza sus acciones. Dicha responsabilidad no incluye la realización de exámenes de acuerdo con normas de auditoría y por tal motivo, no los hemos llevado a cabo. Nuestra labor se ha limitado a las tareas que son indicadas seguidamente y, por lo tanto, nuestra conclusión sobre la información enunciada a continuación no debe interpretarse como una opinión profesional sobre la misma, sino que se circunscribe a señalar las observaciones resultantes de la tarea realizada. Con relación a los estados contables del ejercicio, el Auditor Externo y la Comisión Fiscalizadora son quienes emiten los correspondientes Informes. Hemos descansado en parte en la labor desarrollada por los mismos y en la información suministrada por la Sociedad y sus directivos, realizando, en relación con esta área de nuestra competencia, las tareas señaladas a continuación.

Nuestra labor ha comprendido los siguientes documentos:

a) Los estados contables del ejercicio y de los períodos intermedios finalizados el 31 de marzo, 30 de junio y 30 de septiembre de 2004.

b) Las reseñas informativas requeridas por la CNV correspondientes al ejercicio y a los períodos mencionados en el punto anterior.

c) La información complementaria requerida por la Bolsa de Comercio de Buenos Aires correspondiente al ejercicio y a los períodos mencionados.

d) La memoria del Directorio correspondiente al ejercicio.

e) Las comunicaciones sobre hechos relevantes y sobre información financiera adicional a la mencionada enviadas a la CNV y a la Bolsa de Comercio de Buenos Aires.

f) Otros informes presentados al BCRA

En relación con dichos documentos y con el objetivo y el alcance indicados, hemos realizado las siguientes tareas:

1. Análisis de las principales políticas contables de la Entidad.

2. Consideración de la labor realizada sobre los documentos pertinentes por la auditoría externa.

3. Consideración de los trabajos de revisión efectuados sobre el control interno, en lo que se relaciona con la confiabilidad de la información contenida en los documentos de referencia.

4. Evaluación de la información sobre riesgos brindada en los documentos mencionados en el párrafo anterior.

5. Consideración del cumplimiento de las normas de conducta aplicables.
6. Lectura y análisis conceptual de los documentos mencionados, verificando la inclusión en ellos de todos los hechos y circunstancias relevantes de los cuales hayamos tenido conocimiento al momento de su emisión.
7. Discusión con el auditor externo acerca de los documentos mencionados en a), b) y c).
8. Discusión sobre los lineamientos en materia de información financiera y de hechos relevantes con:
    - El Presidente del Directorio
    - Otros directivos clave de la Entidad

Como resultado de nuestra labor, efectuada con el objetivo y el alcance mencionados y que comprendió las tareas enunciadas, no hemos tomado conocimiento de situaciones que revistan materialidad y que, a nuestro criterio, debamos mencionar en relación con los documentos mencionados en los incisos a) a e).

G. Propuesta de honorarios para directores

En relación con nuestra responsabilidad de opinar sobre la propuesta del Directorio acerca de honorarios para directores y administradores, oportunamente procederemos a emitir un informe, de acuerdo con las disposiciones vigentes.

H. Acuerdos con partes relacionadas

Nuestra responsabilidad en esta materia consiste en opinar sobre si se han realizado en condiciones de mercado las operaciones por importes relevantes acordadas con partes relacionadas que sean sometidas a nuestra consideración por el Directorio o alguno de sus miembros. De acuerdo con lo indicado en la sección anterior, constituyen importes relevantes aquellos que superen el 1% del patrimonio social según el Balance General de la Entidad al 31 de diciembre de 2003.

Por partes relacionadas entendemos aquellas establecidas en el art. 73 de la Ley Nº 17.811, según la modificación introducida por el Decreto Nº 677/01.

Es de destacar que durante el Ejercicio 2004, no se ha requerido opinión en la materia de parte del Comité de Auditoría. Por otra parte, no hemos tomado conocimiento de la aprobación por parte del Directorio de ningún acuerdo por un importe relevante con partes relacionadas.

I. Conflictos de interés

En el curso de las funciones asumidas como miembros del Comité de Auditoría durante el presente ejercicio, y en el resto de nuestras actividades en relación con la Sociedad, no hemos tomado conocimiento de ningún caso de relevancia en el cual haya intervenido un integrante de los órganos sociales afectado por una situación de conflicto de interés.

III. CONCLUSIÓN

Como miembros del Comité de Auditoría de la Sociedad y según lo reseñado en los puntos precedentes, hemos llevado a cabo diversas tareas en cumplimiento de las responsabilidades que nos asignan las disposiciones legales, reglamentarias y societarias.

Como resultado de las tareas mencionadas y según ha sido manifestado anteriormente, no hemos tomado conocimiento de ninguna situación que, según nuestro criterio, debamos observar en este informe en relación con las materias de nuestra competencia.

Dr. Jorge Miguel Grouman
Presidente del Comité de Auditoría

ENGLISH TRANSLATION OF EXHIBIT 19

BANCO HIPOTECARIO

ANNUAL REPORT OF THE AUDIT COMMITTEE

City of Buenos Aires, February 2, 2005

To the Directors and Shareholders of l
Banco Hipotecario S.A.
Reconquista 151, 5° piso
City of Buenos Aires

In our capacity as members of the Audit Committee of Banco Hipotecario S.A. and in compliance with the rules set forth by the Argentine National Securities Commission (*Comisión Nacional de Valores*, hereinafter CNV), we are pleased to submit to your consideration the following report on the treatment given by the Audit Committee to the issues for which it is responsible, for the period ended December 31, 2004 (hereinafter "the fiscal year").

I. DUTIES AND RESPONSIBILITIES OF THE COMMITTEE

The following is a brief summary of the duties and responsibilities of the Audit Committee:

- In relation to reporting, internal control and risk management:

  A. To assess the external auditors' compliance with the requirements of independence, its audit plan and performance of the external audit engagement, expressing an opinion on such issues in the annual report; and in due time, to express an opinion on:

     a) the proposal by the Board of Directors to appoint or terminate the external auditors.
     b) requests for special audit engagements submitted by minority shareholders, if any.

  B. To assess the internal audit plan and performance, expressing an opinion thereon in the annual report.

  C. To gain an understanding of the Entity's internal control issues, and in the framework of such understanding, to express an opinion on the operation of the Entity's administrative and accounting system.

  D. To gain an understanding on the enforcement of policies on risk-management related information adopted by the Entity.

  E. To consider whether the conditions have been satisfied for the Entity to duly comply with the rules of conduct that govern the behavior of its directors and personnel.

  F. To discuss the reliability of the information submitted to the CNV and to any applicable self-regulated institutions (stock exchanges and securities markets working in conjunction with them).

- To issue, in due time, a report containing a specific opinion in relation to:

    G. The reasonableness of the proposal by the Board of Directors in relation to the fees and stock option plans for directors and managers.

    H. The agreements executed with related parties for amounts in excess of the higher of a) 1% of the Entity's Net shareholders' equity, as stated in the most recently approved Balance Sheet or b) Pesos 300,000, submitted to our consideration by the Board or one of its members in relation to whether they qualify as arm's length transactions.

    I. Conflicts of interest, if any, disclosing them fully to the market.

    J. Stock purchases by the Entity itself.

    K. Issuance of shares or convertible securities that exclude or restrict preemptive rights.

The detail of the duties and responsibilities of the Audit Committee has been laid down in Decree No. 677/01, Sections 14 and 15; Law No. 17,811, Sections 68 and 73 as amended by the above Decree and the rules of the CNV.

II. TREATMENT GIVEN BY THE AUDIT COMMITTEE TO THE ISSUES ABOVE MENTIONED

The paragraphs under this section shall deal with a summary of the objectives, the scope, the main tasks performed and the conclusions in relation to each one of the duties and responsibilities mentioned in the previous section, whenever applicable.

A. External Audit

In order to assess the work performed by the external auditors appointed for fiscal 2004, Price Waterhouse & Co., in relation to their function to provide a reasonable level of assurance on the information subject to their examination, we have performed the following tasks:

1. Analysis of the skills and independence of the external auditors. For that purpose this Committee has reviewed:
    a) Background information and history of the auditors.
    b) Composition of the engagement team and background information on the principal members.
    c) The guidelines of the working methodology employed.
    d) The policies in relation to independence adopted by the auditors and the emphasis placed in the enforcement thereof.
    e) The sworn statements required pursuant to Decree No. 677/01, Section 12.

2. Submission by the auditors of a statement in relation to their independence.

3. Reading of the audit engagement agreement.

4. Analysis of the main audit tasks covering the following aspects:
    a) Key audit issues and their treatment
    b) General audit plan
    c) Outcome of the tasks

d) Main criteria applied and conclusion in relation thereto
e) Enforcement of the policies and application of the methodologies mentioned in the first item of this paragraph

5. Analysis of the reports issued by the auditors covering:
   - Annual auditor's report
   - Limited review reports corresponding to the Entity's financial statements as of March 31, June 30 and September 30, 2004 and to the supplementary information requested by the Buenos Aires Stock Exchange
   - Management Letter on Internal Controls
   - Other reports requested by the Central Bank of the Argentine Republic.

6. Discussion of the above issues with the Chairman of the Board and other key directors of the Entity.

7. Analysis of the services rendered by the external auditor to verify that none of the services rendered may compromise their independence (on the basis of the criteria laid down in the CNV Rules, Chapter III, Section 18).

As a result of our work, carried out for the purposes indicated and having comprised the tasks above listed, no relevant issues have come to our attention that we should mention.

B. Internal Audit

As regards the assessment of the internal audit process, in the course of fiscal 2004 we assessed the following aspects:

1. Process followed to assess and identify risks inherent in the businesses of the Bank and analysis of the review priorities arising from such assessment.

2. Working methodology.

3. Working team.

4. Organization and planning of tasks to be performed analyzing sufficiency of the reviews planned in relation to the various types of risks faced by the Entity in the conduct of its business operations.

5. Reading the reports issued. Discussion thereof in Committee sessions.

6. Discussion of the tasks performed and their outcome with the Chairman of the Board of Directors and with the positions responsible for the tasks performed, recommending the implementation of actions considered adequate in each case.

7. Follow-up to the comments pending resolution, to assess, together with other departments of the Bank, the nature of the open risks and the various alternative courses of action available for their regularization

In the review of the Entity's internal controls, the definition employed has been as specified in the following paragraph.

As a result of the work performed by the Committee, undertaken with the objectives already described and including the tasks above mentioned, no issue has come to our attention that, in our opinion, we should mention in relation to the work performed by the entity's Internal Audit, as regards the organization, oversight and implementation of internal control review tasks performed in the course of fiscal 2004, nor to the communication and follow-up of its results.

C. Internal control

In accordance with the conception adopted by the Entity, which we consider appropriate for such purpose, internal control comprises the rules, systems, competencies and attitudes of the personnel that contribute to responding to the risks faced by the Bank especially in relation to the protection of its shareholders' equity, to the promotion of compliance with statutory, regulatory and corporate rules and regulations and with the reliability and appropriate disclosure of financial information, operations and relevant events. This definition of internal control also comprises the issues concerning the effectiveness and efficiency of operations, as well as the improvement of all existing processes, both in terms of operation and control.

In order to assess if the Entity's internal controls, and specifically, its administrative and accounting system (an integral part thereof) supplies an adequate level of response to the risks mentioned, we have performed the following tasks:

1. Consideration of the results of the work performed by the external auditors (as described in A).

2. Analysis of the internal control review process mentioned in B.

3. Consideration of the assessment concerning rules of conduct (as described in Paragraph E under this section).

4. Discussion of such issues with:
    - The Chairman of the Board of Directors
    - Other key directors of the Entity
    - The external auditor

As a result of our work, performed for the purposes and with the scope already mentioned and that comprised the tasks listed above, no relevant issue has come to our attention in relation to the Entity's internal controls, in general, and to its administrative and accounting system in particular, that, in our opinion, is significant enough to be mentioned in this report. It should be pointed out that as already indicated in preceding paragraphs, this conclusion is limited to the internal control aspects related to (1) effectiveness and efficiency of operations; (2) protection of the Entity's shareholders' equity; (3) compliance with applicable rules and regulations and; (4) reliability and appropriate disclosure of financial-accounting information and relevant events.

D. Risk management

The Bank has defined risk management as the process followed by the Board of Directors, Management and other key personnel in order to (1) identify potential contingencies that may have a negative impact on it; (2) predict, define and implement measures for both prevention purposes and damage-mitigation purposes.

Our responsibility in this area is limited to the assessment of compliance with the information requirements applicable to risk management. In that respect, we have performed the following tasks:

1. Review of the process followed by the Entity in order to identify and assess risks, as well as to respond to such risks, confirming that they have been actually implemented.

2. Critical analysis of the Entity's current Risk Management structure, assessing any available improvement alternatives and recommending at the same time resolution suggestions to ensure achievement of the objectives pursued.

3. Consideration of the extent to which residual risks (i.e., the risks remaining after the implementation of the relevant responses), if any, were adequately reported in accordance with statutory, regulatory, accounting and the Entity's own rules and regulations.

4. Discussion of the above issues with:
   - The Chairman of the Board of Directors
   - Other key directors of the Entity

As a result of our work, performed for the purposes and with the scope already mentioned and that comprised the tasks listed above, no relevant issue has come to our attention, that, in our opinion, determines the existence of significant weaknesses in the application of the directions related to information on the Entity's risk management nor in relation to the statutory, regulatory and accounting rules and regulations applicable to this issue without prejudice to the aspects referred to the Risk Management structure recommended for the purpose of optimizing the management process.

E. Rules of conduct

As regards our responsibility for gaining an understanding of compliance with any applicable rules of conduct, we have taken into consideration those established by statutory, regulatory and the Entity's own rules and regulations.

In this respect, we have placed emphasis on the standards related to the reliability and adequate disclosure of the accounting and financial information and of relevant events and also dealt with the standards pertaining to the protection and due application of the Entity's shareholders' equity.

For such purpose, we have analyzed the effective implementation of the new Code of Ethics approved by the Board of Directors of the Bank.

Additionally, in relation to this responsibility of the Audit Committee, we have carried out the following activities:

1. Assure that the Entity is duly aware that one of the main objectives – as well as requirement – of internal controls consists in promoting adequate compliance with applicable rules and regulations.

2. Request that the performance of internal audit tasks should adequately consider the assessment of internal controls in relation to verifying that applicable rules and regulations are adequately complied with.

3. Critical assessment of the information obtained in relation to this issue during the meetings held with key directors and Entity managers, as well as in the development of the tasks related to other responsibilities of this Committee and through our work as Directors of the Entity.

4. Discussion of the above issues with the Chairman of the Board of Directors and other key directors of the Entity.

As a result of our work, performed for the purposes and with the scope already mentioned and that comprised the tasks listed above, no relevant issue has come to our attention, that, in our opinion, implies a significant deviation from the rules of conduct described in the first paragraph of this section in relation to the issues mentioned in the second paragraph.

F. Financial information and information on relevant events

Our responsibility in this respect consists in assessing, based on the reports issued by the External and Internal Auditors for the fiscal year 2004, the assurance supplied by the financial information and by information on relevant events filed with the Comisión Nacional de Valores and with the markets on which the Entity's equities are listed. This responsibility does not include the performance of examinations according to audit standards and therefore, we have not verified the application of accounting standards. The scope of our work has been limited to the tasks described below and therefore, our conclusion on the information supplied below should not be interpreted as a professional opinion on it but as an indication of the observations resulting from the tasks performed. In relation to the financial statements for the fiscal year, the External Auditor and the Supervisory Committee are the parties responsible for the issuance of the applicable reports. We have relied, in part, on the work carried out by these parties, as well as on the information supplied by the Entity and its directors, carrying out in relation to these issues, the tasks detailed below.

Our work has comprised consideration of the following documents:

a) The financial statements for the fiscal year and the interim financial statements for the periods ended March 31, June 30 and September 30, 2004.

b) The executive summaries required by the CNV for the fiscal year and for the interim periods mentioned in a) above.

c) The supplementary information requested by the Buenos Aires Stock Exchange for the fiscal year and for the periods mentioned.

d) The Letter to Shareholders for the fiscal year.

e) Communications on relevant events and on the supplementary information filed with the CNV and the Buenos Aires Stock Exchange.

f) Other reports filed with the Central Bank of the Argentine Republic.

In relation to these documents, and for the purpose and with the scope indicated, we have carried out the following tasks:

1. Analysis of the main accounting policies of the Entity.

2. Consideration of the work performed on the relevant documents by the external auditors.

3. Consideration of the review work performed on the Entity's internal controls, in relation to the assurance provided by the information contained in the referred documents.

4. Assessment of the information on risks supplied in the documents mentioned in the preceding paragraph.

5. Consideration of compliance with the applicable rules of conduct.

6. Reading and conceptual analysis of the documents mentioned to verify that they include all the relevant events and circumstances of which we were aware at the time of issuance.

7. Discussion of the documents mentioned in a), b) and c) with the external auditor.

8. Discussion of the guidelines related to financial information and relevant events with:

   - The Chairman of the Board of Directors

- Other key directors of the Entity

As a result of our work, performed for the purposes and with the scope already mentioned and that comprised the tasks listed above, no material situation has come to our attention, that, in our opinion, should be mentioned in relation to the documents mentioned in Sub-sections a) through e).

G. Proposal of Directors' fees

In relation to our responsibility for expressing an opinion on the fees to directors and managers proposed by the Board of Directors, in due time we shall issue a report in compliance with current rules and regulations.

H. Agreements with Related Parties

Our responsibility in this respect consists in expressing an opinion on whether the transactions with related parties for a relevant amount and submitted to our consideration by the Board of Directors or any of its members have been agreed at arm's length conditions. As mentioned in the previous section, relevant amounts are those in excess of 1% of the Entity's net shareholders' equity, as stated in the most recently approved Balance Sheet of the Entity as of December 31, 2003.

Related parties have been understood to mean those established in Section 73 of Law No. Nº 17,811, as amended by Decree No. 677/01.

It should be highlighted that in the course of fiscal 2004, no opinion in that respect has been requested from the Audit Committee. In addition, we are not aware of the approval by the Board of Directors of any agreement for a relevant amount executed with related parties.

I. Conflicts of interest

In the discharge of the functions performed as members of the Audit Committee in the course of the current fiscal year and in the rest of our functions in relation to the Company, we are not aware of any relevant case in which a member of the Entity's governance has been involved while affected by a conflict of interest.

III. CONCLUSION

In our capacity as members of the Entity's Audit Committee and as summarized in the preceding points, we have carried out several tasks in the discharge of the responsibilities assumed by this Committee pursuant to statutory, regulatory and the Entity's own rules and regulations.

As a result of the tasks mentioned, and as already expressed, we are not aware of any situation that, in our opinion, should be included in this report in relation to the responsibilities we have assumed.

Dr. Jorge Miguel Grouman
Chairman of the Audit Committee

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL CONSOLIDADO

Correspondiente al período económico finalizado el 31/03/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

RECEIVED
2005 NOV 21 P 12:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ACTIVO	2005	2004
A Disponibilidades	**326,790**	**341,762**
Efectivo	63,343	62,351
Bancos y corresponsales	130,329	145,456
Otras	133,118	133,955
B Títulos Públicos y Privados (Nota 2.4.)	**963,348**	**867,169**
Tenencias en cuentas de inversión	233,883	298,751
Tenencias para operaciones de compra-venta o intermediación	224,383	118,006
Títulos públicos sin cotización	238,998	234,704
Inversión en títulos privados con cotización	55,394	61,422
Instrumentos emitidos por el BCRA	210,690	154,286
Previsiones	-	-
C Préstamos (Anexo B y Nota 2.5.)	**2,492,188**	**2,568,267**
Al Sector Público no financiero	854,951	843,774
Al Sector Financiero	83,944	79,646
Al Sector Privado no financiero y residentes en el exterior	1,828,786	1,932,603
Adelantos	105,728	145,690
Hipotecarios	1,567,845	1,643,093
Prendarios	3,210	2,235
Cobros no aplicados	(11,165)	(11,967)
Personales	39,365	23,619
Tarjetas de crédito	8,976	3,655
Otros	90,253	101,531
Intereses y diferencias de cotización devengados a cobrar	24,574	24,747
Previsiones	(275,493)	(287,527)
Diferencia por adquisición de cartera	-	(229)
D Otros créditos por intermediación financiera (Anexo B y Nota 2.6.)	**4,594,679**	**4,589,984**
Banco Central de la República Argentina	1,634	2,132
Montos a cobrar por ventas contado a liquidar y a término	100,997	12,528
Especies a recibir por compras contado a liquidar y a término	1,017,206	1,140,680
Saldos ptes. de liquidac. de operaciones a term. s/ entrega del suby.	7,794	-
Otros no comprendidos en las normas de clasificación de deudores	3,094,803	3,129,801
Otros comprendidos en las normas de clasificación de deudores	410,688	337,752
Intereses dev. a cobrar comp. en las normas de clasif. de deudores	14,547	14,396
Previsiones	(52,990)	(47,305)

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICEWATERHOUSE & Co. S.R.L.

(Socio)

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL CONSOLIDADO

Correspondiente al período económico finalizado el 31/03/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

	2005	2004
F Participaciones en otras sociedades (Nota 2.7.)	8,880	8,304
Otras	8,880	8,304
G Créditos diversos (Anexo B y Nota 2.8.)	708,005	632,810
Impuesto a la ganancia mínima presunta - Créd. Fiscal.	21,850	-
Otros	709,905	658,969
Intereses devengados a cobrar	1,698	1,698
Previsiones	(25,448)	(27,857)
H Bienes de uso (Nota 2.9.)	90,987	92,037
I Bienes diversos (Nota 2.9.)	24,727	23,797
J Bienes intangibles (Nota 2.11.)	8,225	8,139
Gastos de organización y desarrollo	8,225	8,139
K Partidas pendientes de imputación	555	2,606
TOTAL DE ACTIVO	9,218,384	9,134,875

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL CONSOLIDADO

Correspondiente al período económico finalizado el 31/03/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

	2004	2004
PASIVO		
M Depósitos (Nota 2.12.)	350,948	230,374
Sector Público no Financiero	28,749	20,006
Sector Financiero	4,265	4,334
Sector Privado no Financiero y Residentes en el exterior	317,934	206,034
Cuentas Corrientes	1,059	11,510
Caja de Ahorros	113,620	73,875
Plazo Fijo	154,323	80,260
Cuentas de Inversión	41,950	34,550
Otros	5,270	4,945
Intereses y diferencias de cotización devengados a pagar	1,712	894
N Otras obligaciones por intermediación financiera (Nota 2.13.)	6,486,840	6,569,998
Banco Central de la República Argentina - Otros -	2,251,501	2,227,347
Otros	2,251,501	2,227,347
Bancos y Organismos internacionales	512,113	509,665
Obligaciones negociables no subordinadas	2,492,788	2,717,257
Montos a pagar por compras contado a liquidar y a término	966,831	976,854
Especies a entregar por ventas contado a liquidar y a término	111,837	13,543
Primas por opciones lanzadas	2,636	3,452
Financiaciones recibidas de entidades financieras locales	57	42
Otras	65,362	60,410
Intereses y diferencias de cotización devengados a pagar	83,715	61,428
O Obligaciones Diversas	56,602	62,299
Honorarios	6,277	5,845
Otras	50,325	56,454
P Previsiones	275,630	275,781
R Partidas pendientes de imputación	3,319	5,688
TOTAL DE PASIVO	7,173,339	7,144,140
T Participación de terceros	30,779	31,575
PATRIMONIO NETO (Nota 2.19.)	2,014,266	1,959,160
TOTAL DE PASIVO MAS PATRIMONIO NETO	9,218,384	9,134,875

Las notas son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ESTADO DE RESULTADOS CONSOLIDADO

Correspondiente al periodo económico finalizado el 31/03/2005
Comparativo con igual periodo del ejercicio anterior
En miles de pesos

	2005	2004
A Ingresos Financieros	210,469	270,495
Intereses por disponibilidades	289	226
Intereses por préstamos al sector financiero	320	-
Intereses por adelantos	1,519	685
Intereses por préstamos hipotecarios	37,131	42,489
Intereses por préstamos prendarios	76	-
Intereses por préstamos de tarjetas de crédito	212	-
Intereses por otros préstamos	4,699	3,215
Intereses por otros créditos por intermediación financiera	7,757	9,620
Resultado neto de títulos públicos y privados	33,287	48,526
Resultado neto por opciones	1,169	-
Resultado préstamos garantizados - Decreto 1387/01.	8,721	14,211
Ajuste por cláusula CER	43,159	13,455
Ajuste por cláusula CVS	1,136	38,558
Otros	70,994	99,510
B Egresos Financieros	121,694	61,353
Intereses por depósitos en cuentas corrientes	103	28
Intereses por depósitos en cajas de ahorros	537	263
Intereses por depósitos en plazo fijo	1,094	163
Intereses por financiaciones del sector financiero	2	2,185
Intereses por otras obligaciones por intermediación financiera	40,287	26,440
Otros intereses	11,907	11,919
Resultado neto por opciones	-	3,338
Ajuste por clúausula CER	63,597	13,970
Otros	4,167	3,047
MARGEN BRUTO DE INTERMEDIACION	88,775	209,142
C Cargo por incobrabilidad	5,770	4,856
D Ingresos por servicios	50,330	16,505
Vinculados con operaciones activas	491	-
Vinculados con operaciones pasivas	33,305	822
Otros	16,534	15,683
E Egresos por servicios	5,742	6,151
Comisiones	1,669	2,940
Otros	4,073	3,211

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE RESULTADOS CONSOLIDADO

Correspondiente al período económico finalizado el 31/03/2005
Comparativo con igual período del ejercicio anterior
En miles de pesos

	2005	2004
G Gastos de Administración	59,612	48,276
Gastos en personal	41,314	30,944
Honorarios a directores y síndicos	523	451
Otros honorarios	3,339	2,219
Propaganda y publicidad	749	360
Impuestos	2,295	3,081
Otros gastos operativos	9,570	10,251
Otros	1,822	970
RESULTADO NETO POR INTERMEDIACION FINANCIERA	67,981	166,364
I Participación de terceros	(2,369)	(12,449)
J Utilidades diversas	22,526	24,055
Resultado por participaciones permanentes	96	-
Intereses punitorios	2,152	2,202
Créditos recuperados y previsiones desafectadas	15,621	16,256
Otros	4,657	5,597
K Pérdidas diversas	35,347	76,575
Intereses punitorios y cargos a favor del BCRA	6	19
Cargos por incob. de cred. diversos y por otras prev.	31,288	11,725
Otros	4,053	64,831
RESULTADO NETO ANTES DEL IMPUESTO A LAS GANANCIAS	52,791	101,395
J Impuesto a las ganancias (Nota 2.16.)	2,333	775
RESULTADO NETO DEL EJERCICIO - GANANCIA	50,458	100,620

Las notas son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ESTADO DE ORIGEN Y APLICACION DE FONDOS CONSOLIDADO

Correspondiente al período económico finalizado el 31/03/2005
Comparativo con igual período del ejercicio anterior

En miles de pesos

	2005	2004
Variación de fondos		
Disponibilidades al inicio del ejercicio	341,762	414,275
Aumento (disminución) de los fondos	(14,972)	(41,983)
Disponibilidades al cierre del período	326,790	372,292
Causas de variación de los fondos		
Más:		
Ingresos financieros cobrados	154,215	230,739
Ingresos por servicios cobrados	50,330	16,609
Menos:		
Egresos financieros pagados	26,322	250,076
Egresos por servicios pagados	5,742	6,151
Gastos de administración pagados	57,482	42,581
Fondos originados (o aplicados) en las operaciones ordinarias	114,999	(51,460)
Otras causas de origen de fondos	225,494	479,891
Aumento neto de depósitos	120,574	4,922
Aumento neto de otros pasivos	23,071	-
Disminución neta de títulos públicos y privados	-	181,280
Disminución neta de préstamos	81,849	-
Disminución neta de otros activos	-	293,689
Disminución neta de Otros Créditos por Interm.financiera	-	-
Otros orígenes de fondos		-
Total de orígenes de fondos	340,493	428,431
Otras causas de aplicación de fondos	355,465	470,414
Aumento neto de títulos públicos	90,339	-
Aumento neto de préstamos	-	32,800
Aumento de otros créditos por intermediación financiera	31,906	112,846
Aumento neto de otros activos	54,998	-
Disminución neta de depósitos	-	-
Disminución neta de Otras obligaciones por intermediacion financiera	170,613	240,553
Disminución neta de otros pasivos	-	71,617
Otras aplicaciones de fondos	7,609	12,598
Total de aplicaciones de fondos	355,465	470,414
Resultado monetario generado por disponibilidades	-	
Disminución de los fondos	(14,972)	(41,983)

Las notas son parte integrante de los presentes estados contables.

Guillermo C. Martínez
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

CUENTAS DE ORDEN CONSOLIDADO

Correspondiente al período económico finalizado el 31/03/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

	2005	2004
DEUDORAS	13,385,943	12,553,525
Contingentes	8,616,526	8,454,019
Créditos obtenidos (saldos no utilizados)	80,039	-
Garantías recibidas	1,658,436	1,688,851
Otras no comp. en las normas de clasif. de deudores	4,195,438	4,078,841
Cuentas contingentes deudoras por contra	2,682,613	2,686,327
De control	3,666,978	4,068,535
Créditos clasificados irrecuperables	933,287	921,208
Otras	2,688,006	3,120,833
Cuentas de control deudoras por contra	45,685	26,494
De derivados	1,086,603	17,372
Valor "nocional" de opc. a term. s/entrega del subyacente	540,099	-
Valor "nocional" de opciones por compra tomadas	546,504	-
Cuentas de derivados deudoras por contra	-	17,372
Otras	-	-
De actividad fiduciaria	15,836	13,599
Fondos de fideicomiso	15,836	13,599
ACREEDORAS	13,385,943	12,553,525
Contingentes	8,616,526	8,454,019
Créditos acordados (saldos no utilizados) comp. en las normas de clasif. de deudores (Anexo B)	13,536	9,468
Garantías otorgadas al BCRA	856,632	911,197
Otras garantías otorgadas no comprendidas en las normas de clasificación de deudores	641,313	591,595
Cuentas contingentes acreedoras por contra	7,105,045	6,941,759
De control	3,666,978	4,068,535
Valores por acreditar	47,478	28,319
Cuentas de control acreedoras por contra	3,619,500	4,040,216
De Derivados	1,086,603	17,372
Valor "nocional" de opciones por compra lanzadas	14,199	17,372
Valor "nocional" de operac a term s/ entrega del subyacente	532,305	
Cuentas de derivados acreedoras por contra	540,099	-
De actividad fiduciaria	15,836	13,599
Cuentas de actividad fiduciaria acreed. por contra	15,836	13,599

Las notas son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (B)

CLASIFICACION DE LAS FINANCIACIONES POR SITUACION Y GARANTIAS RECIBIDAS CONSOLIDADO

Correspondiente al período económico finalizado el 31/03/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

CARTERA COMERCIAL	2005	2004
En situación normal	1,257,423	1,256,342
Con garantías y contragarantías preferidas "B"	768	659
Sin garantías ni contragarantías preferidas	1,256,655	1,255,683
Con seguimiento especial	834	1,040
Con Garantía y contragarantías preferidas "B"	828	1,037
Sin garantías ni contragarantías preferidas	6	3
Con alto riesgo de insolvencia	1,212	1,212
Con garantías y contragarantías preferidas "B"	-	-
Sin garantías ni contragarantías preferidas	1,212	1,212
Irrecuperable	3,397	3,396
Con garantías y contragarantías preferidas "B"	165	153
Sin garantías ni contragarantías preferidas	3,232	3,243
Irrecuperable por disposición técnica	1,019	1,019
Con garantías y contragarantías preferidas "B"	-	-
Sin garantías ni contragarantías preferidas	1,019	1,019
TOTAL CARTERA COMERCIAL	1,263,885	1,263,009

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ANEXO (B)

CLASIFICACION DE LAS FINANCIACIONES POR SITUACION Y GARANTIAS RECIBIDAS CONSOLIDADO

Correspondiente al periodo económico finalizado el 31/03/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

CARTERA DE CONSUMO Y VIVIENDA	2004	2004
Cumplimiento normal	1,513,906	1,493,850
Con garantías y contragarantías preferidas "B"	1,373,348	1,376,632
Sin garantías ni contragarantías preferidas	140,558	117,218
Cumplimiento inadecuado	101,390	103,167
Con garantías y contragarantías preferidas "B"	94,343	96,529
Sin garantías ni contragarantías preferidas	7,047	6,638
Cumplimiento deficiente	53,163	59,212
Con garantías y contragarantías preferidas "B"	48,909	54,057
Sin garantías ni contragarantías preferidas	4,254	5,155
De difícil recuperación	75,513	85,851
Con garantías y contragarantías preferidas "B"	63,276	71,757
Sin garantías ni contragarantías preferidas	12,237	14,094
Irrecuperable	166,687	173,678
Con garantías y contragarantías preferidas "B"	51,610	56,825
Sin garantías ni contragarantías preferidas	115,077	116,853
Irrercuperable por disposición Técnica	31,908	38,872
Con garantías y contragarantías preferidas "B"	25,189	31,202
Sin garantías ni contragarantías preferidas	6,719	7,670
TOTAL CARTERA DE CONSUMO Y VIVIENDA	1,942,567	1,954,630
TOTAL GENERAL	3,206,452	3,217,639

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

1. BASES DE CONSOLIDACION

Los presentes estados contables reflejan las operaciones consolidadas de Banco Hipotecario Sociedad Anónima y BACS Banco de Crédito y Securitización Sociedad Anónima correspondientes al período económico finalizados el 31 de marzo de 2005, y de BHN Sociedad de Inversión Sociedad Anónima correspondientes al ejercicio económico finalizados el 31 de diciembre de 2004.

No obstante mantener el Banco Hipotecario Sociedad Anónima el control accionario en BHN Inmobiliaria Sociedad Anónima y a partir del 3 octubre de 2000 en VR-Tasaciones y Certificaciones Sociedad Anónima, dichas participaciones no han sido consolidadas dado que la gerencia considera que para el primer caso su actividad no resulta homogénea ni complementaria con la del Banco y la segunda por ser poco significativa.

La participación de Banco Hipotecario Sociedad Anónima en las sociedades consolidadas y no consolidadas al 31 de marzo de 2005 es la siguiente:

- BACS Banco de Crédito y Securitización Sociedad Anónima: 43.750.000 de acciones escriturales ordinarias de $ 1 cada una con derecho a un voto por acción que representa el 70% del capital social.

- BHN Sociedad de Inversión Sociedad Anónima: 17.999.920 de acciones escriturales ordinarias de valor $1 cada una con derecho a un voto por acción que representan el 99,99% del capital social.

- BHN Inmobiliaria Sociedad Anónima: 1.899.880 de acciones escriturales ordinarias de valor $ 1 cada una con derecho a un voto por acción que representan 99,99% del capital social.

- VR - Tasaciones y Certificaciones Sociedad Anónima: 100.000 de acciones ordinarias de valor $ 1 cada una con derecho a un voto por acción que representan el 100% del capital social.

El procedimiento para la incorporación de las cuentas correspondientes a las sociedades controladas y consolidadas BHN Sociedad de Inversión Sociedad Anónima - consolidada - y BACS Banco de Crédito y Securitización Sociedad Anónima fue el siguiente:

1.1. El estado contable del Banco ha sido preparado de acuerdo con normas de exposición y valuación de Banco Central de la República Argentina, incluyendo los saldos consolidados línea por línea del estado de situación patrimonial, estado de resultados, cuentas de orden, estado de origen y aplicación de fondos y anexo B.

1.2. Se eliminaron del estado de situación patrimonial, estado de resultados, cuentas de orden, de origen y aplicación de fondos y anexo B las partidas originadas en operaciones entre las sociedades, no trascendidas a terceros.

Guillermo C. Martínz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

1.3. La porción del patrimonio neto de la sociedad controlada de propiedad de terceros, se expone en el estado de situación patrimonial consolidado en la línea "participación de terceros".

1.4. La porción del resultado de la sociedad controlada que corresponde a terceros, se expone en el estado de resultado consolidado en la línea "participación de terceros".

2. BASES DE PRESENTACION DE LOS ESTADOS CONTABLES CONSOLIDADOS

Los estados contables consolidados de Banco Hipotecario Sociedad Anónima han sido preparados de acuerdo con las disposiciones de la Comunicación "A" 2813 complementarias y modificatorias emitidas por el Banco Central de la República Argentina referidas al Régimen Informativo Contable para publicación trimestral/anual y con los lineamientos de la Resolución Técnica N° 21 de la Federación Argentina de Consejos Profesionales en Ciencias Económicas.

Los estados contables consolidados de BHN Sociedad de Inversión Sociedad Anónima y estados contables básicos de BACS Banco de Crédito y Securitización Sociedad Anónima han sido preparados teniendo en cuenta criterios similares a los aplicados por Banco Hipotecario Sociedad Anónima.

A partir del 1 de enero de 2002, y como consecuencia de la aplicación de la Comunicación "A" 3702, basada en la derogación de toda norma legal y reglamentaria que impedía la reexpresión de saldos contables a moneda de cierre, el Banco ha reanudado la aplicación del Ajuste por Inflación, siguiendo el método de reexpresión establecido por la Resolución Técnica Nro. 6 de la Federación Argentina de Consejos Profesionales en Ciencias Económicas.

Con fecha 25 de marzo de 2003, el Poder Ejecutivo Nacional emitió el Decreto 664 que establece que los estados contables de ejercicios que cierran a partir de dicha fecha sean expresados en moneda nominal. En consecuencia, y de acuerdo con la Comunicación "A" 3921 del BCRA, se discontinuó la reexpresión de los estados contables a partir del 1 de marzo de 2003.

Los principales criterios de exposición y valuación seguidos para su preparación, se describen a continuación:

2.1. Activos y pasivos en moneda extranjera

Se han valuado al tipo de cambio de referencia del dólar estadounidense difundido por el BCRA o en el caso de tratarse de monedas distintas, se convirtieron a dólar estadounidense utilizando los tipos de pase comunicados por la mesa de operaciones del BCRA, vigentes al cierre de las operaciones del último día hábil del período finalizado el 31 de marzo de 2005 y el ejercicio finalizado el 31 de diciembre de 2004.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

2.2. Activos en oro y otros metales preciosos

Las tenencias de oro y plata han sido valuadas utilizando la última cotización cierre vendedor registrada en el mercado de Londres, en dólares estadounidenses, neto de los gastos directos de venta y convertidos a pesos al tipo de cambio de referencia del dólar estadounidense difundido por el BCRA vigente al cierre de las operaciones del último día hábil del período finalizado el 31 de marzo de 2005 y el ejercicio finalizado el 31 de diciembre de 2004.

Atento lo dispuesto mediante Comunicación "A" 2290 del BCRA, las tenencias de plata han sido incluidas en el rubro Disponibilidades teniendo en cuenta que: i) cuentan con un valor de mercado que surge de cotizaciones diarias de transacciones relevantes y ii) son amonedados o conforman "barras de buena entrega" de acuerdo con la normativa contemplada por el Ente Rector.

2.3. Devengamiento de intereses y ajustes de capital (CER y CVS)

El devengamiento de intereses para la totalidad de las operaciones activas y ciertas operaciones pasivas, en moneda nacional y en moneda extranjera y cuyo lapso de vigencia supere los noventa y dos días se ha efectuado siguiendo el método exponencial, interrumpiéndose el devengamiento de intereses para préstamos cuya mora supera los noventa días.

Los ajustes de capital por aplicación del CER y CVS fueron devengados de acuerdo con normas emitidas por el BCRA, interrumpiéndose el devengamiento mismo para préstamos cuya mora supera los noventa días.

2.4. Títulos públicos y privados

Con cotización - Del país y del exterior:

Los títulos clasificados en las cuentas de "Tenencias para operaciones de compra-venta o intermediación" "Inversiones en títulos privados con cotización" e "Instrumentos emitidos por el BCRA" se han valuado de acuerdo al valor de cotización al último día de operaciones del período o ejercicio según corresponda y con la deducción de la previsión estimada, en caso de corresponder o a su valor residual técnico en los casos de los títulos privados que están autorizados a cotizar en euromercados y en la Bolsa de Comercio de Buenos Aires.

Los Bonos del Gobierno Nacional BODEN en US$ 2012 clasificados en las cuentas de "Tenencias en cuentas de inversión" se han incorporado por su valor técnico, con los considerandos establecidos en la Comunicación "A" 3785, complementarias y modificatorias. Al fin de cada período o ejercicio se acrecientan en función de los intereses devengados según las condiciones de emisión. El nuevo saldo en moneda extranjera se convierte a pesos según el tipo de cambio de referencia publicado por el BCRA.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

Los títulos públicos nacionales originalmente emitidos en moneda extranjera y bajo legislación local, han sido pesificados a la relación $1,40 por dólar estadounidense, de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias.

Los títulos públicos nacionales originalmente emitidos en moneda extranjera no alcanzados por la pesificación, se encontraban registrados al 31 de diciembre de 2004 a su valor contable al 31 de diciembre de 2003.

Sin cotización.

Se encuentran registrados "Bonos Garantizados" emitidos por el Fondo Fiduciario para el Desarrollo Provincial recibidos en el marco del Decreto N° 1579/02, Resolución 539/02 del Ministerio de Economía y normas complementarias. Los mismos han sido valuados a su valor contable promedio (para aquellos títulos que serán afectados a garantía para la suscripción de bonos cobertura) o valor presente o técnico el menor (para los restantes títulos), ambos criterios de acuerdo con los lineamientos expresados en la Comunicación "A" 3911, complementarias y modificatorias.

Los títulos públicos ofrecidos al canje de deuda soberana fueron expuestos en las cuentas habilitadas de acuerdo con las especies a recibir según los lineamientos de la Comunicación "B" 8450. En cuanto a la valuación de los mismos se aplicaron los criterios expresados en la Comunicación "A" 4270, complementarias y modificatorias, y corresponden para los Bonos con Descuento, al menor valor que resulta de comparar la suma del flujo de fondos nominal hasta el vencimiento, según las condiciones de emisión de los nuevos títulos y el valor contable de los títulos ofrecidos, equivalente al valor presente de los Bonos Garantizados. En tanto que los Bonos Par han sido valuados a su valor de cotización al 31 de marzo de 2005.

2.5. Préstamos

La cartera de préstamos en situación regular y cuya mora no supere los noventa días se encuentra valuada por los capitales efectivamente prestados, más los intereses capitalizados, netos de amortizaciones de capital percibidas y reconsideraciones de saldos de deuda, más ajustes (CER y CVS, en los casos que corresponda) e intereses devengados a cobrar y deducida la previsión estimada para cubrir riesgos de incobrabilidad.

Los préstamos garantizados Decreto 1387/01 se han valuado de acuerdo con los lineamientos de la Comunicación "A" 3911, complementarias y modificatorias, de la siguiente manera: i) los que se encuentran afectados al matching a su valor presente (flujo de fondos según condiciones contractuales, descontados a las tasas de interés dispuestas por el BCRA) o a su valor técnico (importe, actualizado, de corresponder por CER, más intereses devengados según condiciones contractuales), el menor. Ese valor ha sido comparado con el valor teórico (valor contable al 28 de febrero de 2003, neto de la cuenta regularizadora, más, si correspondiera ajuste por CER). Las diferencias de esta comparación se reflejan en

Guillermo C. Martínez
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

una cuenta regularizadora del activo, ii) los préstamos que serán afectados en garantía de adelantos otorgados por el BCRA para la suscripción de los bonos cobertura previstos en el Decreto 905/02 a su valor contable promedio establecido por la Comunicación "A" 3756.

Otros préstamos al sector público, no incluidos en el párrafo anterior, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias aplicándose el CER a partir del 3 de febrero de 2002 y estableciendo tasas máximas según lo dispuesto por Decreto 1579/02, en caso de haberse presentado dichos activos al canje provincial.

Los préstamos al Sector Privado no Financiero, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,00 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias aplicándose el CER y CVS a partir del 3 de febrero de 2002 y estableciéndose tasas máximas de acuerdo al prestatario.

2.6. Otros créditos por intermediación financiera

Los créditos hipotecarios individuales cedidos en fideicomiso pendientes de titulización registrados en el presente rubro se han valuado y pesificado siguiendo el criterio expuesto en el punto 2.3. y 2.5.

El importe registrado en la cuenta "Otros no comprendidos en las normas de clasificación de deudores - Compensación a Recibir del Gobierno Nacional" incluye el equivalente en pesos a su valor técnico del derecho a recibir, de acuerdo con los artículos 28 y 29 del Decreto 905, hasta tanto el BCRA acredite el remanente de los BODEN 2012 en dólares estadounidenses solicitados en cumplimiento de dicha disposición.

El Banco ha efectuado una operación de recompra de sus obligaciones negociables mediante un acuerdo de financiación con DePfa Investment Bank Ltd. Bajo dicho acuerdo se han registrado en el activo los derechos a recibir obligaciones negociables propias a su valor de mercado y en el pasivo la financiación recibida del exterior.

Por otra parte el Banco ha efectuado una operación de total return swap que comprende la adquisición a término de acciones propias. Los derechos sobre dicha adquisición han sido valuados al precio de mercado del subyacente al cierre del presente período.

Los derechos emergentes de operaciones de Swap de moneda efectuados como cobertura a las obligaciones reestructuradas emitidas en Euros, han sido valuados al tipo de cambio de referencia del dólar estadounidense difundido por el BCRA o en el caso de tratarse de monedas distintas, se convirtieron a dólar estadounidense utilizando los tipos de pase comunicados por la mesa de operaciones del BCRA, vigentes al cierre de las operaciones del último día hábil del período finalizado el 31 de marzo de 2005 y del ejercicio finalizado el 31 de diciembre de 2004.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

Los certificados de participación en fideicomisos financieros se encuentran valuados a su valor patrimonial proporcional.

Los títulos de deuda en fideicomisos financieros se encuentran valuados a su valor nominal, actualizados por CER en los casos que corresponda, más intereses devengados hasta el cierre del período o ejercicio.

Las operaciones de swap de moneda efectuadas como cobertura de la exposición del Banco en obligaciones denominadas en pesos ajustables por CER, sin transferencia del principal, han sido valuadas de acuerdo con la posición neta activa o pasiva en virtud de la evolución de los subyacentes a las mismas (CER más 2% para el activo) y variación dólar estadounidense más intereses pactados para el pasivo.

2.7. Participaciones en otras sociedades

Este rubro comprende las tenencias accionarias que el Banco mantiene en:

- BHN Inmobiliaria Sociedad Anónima, sociedad controlada con actividad no homogénea. Dicha participación se encuentra registrada a su valor patrimonial proporcional al 31 de diciembre de 2004.

- Otras tenencias accionarias: Mercado Abierto Electrónico Sociedad Anónima, ACH Sociedad Anónima, VR-Tasaciones y Certificaciones Sociedad Anónima, Mortgage.com Inc. y VR-Particulares Sociedad Anónima. Dichas participaciones se encuentran registradas a su valor de costo o valor estimado de recupero, el menor.

2.8. Créditos Diversos

Los BODEN 2012 y Préstamos Garantizados del Gobierno Nacional depositados en garantía, se valúan siguiendo los criterios expuestos en el segundo párrafo del punto 2.4. y segundo párrafo del punto 2.5., respectivamente.

2.9. Bienes de uso y diversos

Estos bienes se encuentran registrados a su valor de costo reexpresados en moneda constante hasta el 28 de febrero de 2003, neto de las depreciaciones acumuladas calculadas por el método de línea recta en función de la vida útil estimada de los bienes. El costo de los bienes incorporados antes del 31 de diciembre de 1994 se encuentra reexpresado en moneda constante de esa fecha, en tanto que los movimientos posteriores a dicha fecha se encuentran valuados a moneda corriente del período al que corresponden.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

El Banco registra en el rubro "Bienes Diversos - Bienes Tomados en Defensa del Crédito", unidades de vivienda ingresadas al patrimonio del Banco en concepto de cancelación de créditos hipotecarios. Los mismos se valúan a su valor de mercado o el valor del crédito neto de previsiones, el menor.

Los valores residuales de los bienes en su conjunto no exceden los valores de utilización económica, excepto por los bienes destinados a la venta, los cuales no superan su valor neto de realización.

2.10. Primas por seguros sobre viviendas, de vida y de desempleo en operaciones de préstamos

La política del Banco es reconocer los ingresos por primas en oportunidad de producirse el devengamiento de la cuota del préstamo respectivo, excepto para aquellos préstamos cuya mora supere los noventa días, en tanto que los cargos por siniestros son imputados a resultados en el período o ejercicio en que éstos ocurren.

En los estados contables se refleja una reserva por miles de pesos 12.013 que se expone en el Patrimonio Neto en la columna Reservas de Utilidades - Otras y una reserva por la actividad de seguros por miles de pesos 10.156 al 31 de marzo de 2005 y por miles de pesos 10.098 al 31 de diciembre de 2004, respectivamente, expuesta en el rubro "Previsiones" del Pasivo.

2.11. Bienes intangibles

Corresponde a gastos de organización y desarrollo de sistemas del Banco Hipotecario SA y gastos de organización por constitución y puesta en marcha y software de computación de BHN Sociedad de Inversión SA y BACS Banco de Crédito y Securitización SA. Los mismos han sido reexpresados en moneda constante hasta el 28 de febrero de 2003, y se amortizan sobre base mensual y por el método de línea recta en función de la vida útil asignada.

2.12. Depósitos

Los depósitos se encuentran valuados a su valor de imposición, más ajustes (CER) e intereses devengados en caso de corresponder. La retribución fija de cada operación se devenga en forma exponencial, en tanto que la retribución variable en el caso de los plazos fijos con cláusula CER en "Cuentas de inversión" se devenga aplicando la proporción de retribución pactada a la variación positiva en el precio del activo financiero o índice de activos financieros, operada entre el momento de concertación y el cierre de mes.

Los depósitos, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo a lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias, aplicándose el CER a partir del 3 de febrero de 2002.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

2.13. Otras obligaciones por intermediación financiera

Las obligaciones en dólares estadounidenses emergentes de operaciones de Swap de moneda efectuadas como cobertura a las obligaciones reestructuradas emitidas en Euros, han sido valuadas al tipo de cambio de referencia del dólar estadounidense difundido por el BCRA o en el caso de tratarse de monedas distintas, se convirtieron a dólar estadounidense utilizando los tipos de pase comunicados por la mesa de operaciones del BCRA, vigentes al cierre de las operaciones del último día hábil del período finalizado el 31 de marzo de 2005 y del ejercicio finalizado el 31 de diciembre de 2004.

Las obligaciones, en caso de corresponder, originadas en las operaciones de swap de cobertura de la posición pasiva en pesos ajustables por CER han sido valuadas de acuerdo al criterio expuesto en el punto 2.6.

2.14. Valuación de opciones

Las primas por opciones de compra lanzadas se han devengado linealmente durante el plazo de duración del contrato.

El saldo de las cuentas que reflejan las obligaciones eventuales asumidas derivadas de las opciones de compra lanzadas se ajustan de acuerdo con el valor de cotización de cierre de las especies transadas y son registradas en cuentas de orden.

2.15. Previsiones pasivas

El Banco realiza estimaciones sobre contingencias registrándolas en el rubro de Previsiones del Pasivo. Las mismas comprenden diferentes conceptos tales como riesgo de seguro, previsiones por juicios, riesgos no previstos, etc.

2.16. Indemnizaciones por despido

El Banco no constituye previsiones para cubrir el riesgo de las indemnizaciones por despido del personal. Las erogaciones correspondientes a este concepto son cargadas a los resultados del período o ejercicio en que se producen.

2.17. Impuesto a las ganancias

De acuerdo a lo establecido en el artículo 28 de la Ley 24855, Banco Hipotecario Sociedad Anónima está alcanzado por el impuesto a las ganancias, excepto para todas las operaciones de crédito para la vivienda concretadas con anterioridad al 23 de Octubre de 1997, fecha de inscripción del estatuto en la Inspección General de Justicia.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

El Banco reconoce, cuando corresponda, los cargos a resultados y registra una provisión en el pasivo por el impuesto determinado sobre sus operaciones imponibles en el ejercicio fiscal al que correspondan.

2.18. Impuesto a las ganancias mínimas presuntas

Atento a la opción otorgada por el BCRA mediante Comunicación "A" 4295, el Banco ha activado al 31 de marzo de 2005 como crédito fiscal el Impuesto a las ganancias mínimas presuntas ingresado durante el ejercicio 2003 y el monto estimado correspondiente al ejercicio 2004, en base a las proyecciones efectuadas y la factibilidad de recupero del mismo, con contrapartida en Ajuste de Resultados de Ejercicios Anteriores. El criterio adoptado en ejercicios anteriores ha sido imputar dicha erogación a resultados.

2.19. Patrimonio neto

a. Capital social, reservas y ajuste de capital:

Los movimientos y saldos en cuentas del patrimonio neto anteriores al 31 de diciembre de 1994 han sido reexpresados en moneda de esa fecha, siguiendo el método expuesto en el tercer párrafo de la presente nota. Los movimientos posteriores a dicha fecha se encuentran expuestos en moneda corriente del ejercicio al que corresponden. Los saldos de cuentas del Patrimonio Neto al 31 de marzo de 2005 se encuentran reexpresados hasta el 28 de febrero de 2003. El ajuste derivado de la reexpresión del saldo de "Capital Social" fue imputado a "Ajustes al Patrimonio".

b. Resultados:

Se encuentran imputados los resultados devengados en el ejercicio, reexpresados en moneda de cierre, con independencia de que se haya efectivizado su cobro o pago.

c. Ajuste de Resultados de Ejercicios Anteriores :

1. Valuación de activos a entregar en garantía de Bonos Cobertura.

Con fecha 30 de enero de 2004, por Comunicación "A" 4084, el BCRA dispuso un cambio de criterio en la valuación de los activos al sector público. El efecto generado por la modificación mencionada fue registrado con contrapartida en el rubro ajuste de resultados de ejercicios anteriores, de acuerdo con lo establecido en la Comunicación "A" 4095.

Las modificaciones más significativas se refieren al tratamiento aplicable a los activos entregados en garantía de adelantos otorgados por el BCRA para la suscripción de los bonos previstos en los art. 10, 11 y 12 del Decreto 905/02. A opción de la Entidad estos activos podrán excluirse del tratamiento previsto en la Comunicación "A" 3911, debiendo en ese caso registrarse por el valor admitido a los

Guillermo C. Martínz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

fines de la constitución de las garantías, en los términos del art. 15 del citado decreto y las Comunicaciones "A" 3717 y 3756 del BCRA.

La norma también contempla para los instrumentos del sector público vencidos e impagos, se registren a partir de enero de 2004 al menor valor que resulte entre el valor contable al 31 de diciembre de 2003 y el de aplicar a su valor nominal, netos de bajas o de su transformación en opciones impositivas en su caso, el menor porcentaje que para los pagarés y bonos emitidos por el Fondo Fiduciario para el Desarrollo Provincial resulte de aplicación del método del valor presente neto.

Se dispuso asimismo, que deberán ajustarse con contrapartida en una cuenta regularizadora, los intereses devengados desde diciembre de 2001, respecto de los instrumentos de deuda elegibles para el acuerdo de reestructuración de deuda soberana.

El Banco ha optado por valuar los activos afectados en garantía, por el valor admitido a efectos de la constitución de la garantía. La corrección de los valores contables determinó un incremento de los mismos con contrapartida en ajuste de resultados de ejercicios anteriores por miles de pesos 56.013.

2. Activación de Derechos emergentes de Indexación Asimétrica.

Al 31 de diciembre de 2003 el Banco había activado, en función de las normas a esa fecha conocidas, la diferencia generado por la aplicación del CVS en lugar del CER a determinadas financiaciones por miles de pesos 81.645. Al 31 de diciembre de 2004, dicho activo fue cancelado afectando los resultados de ejercicios anteriores por miles de pesos 51.645, en base al criterio establecido en la Comunicación "A" 4202 del BCRA aplicando por la diferencia previsiones previamente constituidas (Nota 3.2.).

3. Honorarios a Directores.

De acuerdo con lo dispuesto por Asamblea de Accionistas de fecha 31 de mayo de 2004, en cuanto a que los honorarios asignados a los Directores integrantes del Comité ejecutivo en concepto de participación en las ganancias y apreciación accionaria, sean con cargo al ejercicio 2003, se han imputado como ajustes de resultados de ejercicios anteriores por miles de pesos 5.176.

4. Activación de Crédito Fiscal Impuesto Ganancia Mínima Presunta.

Atento lo dispuesto por Comunicación "A" 4295 el Banco procedió a activar el crédito fiscal originado por el ingreso del Impuesto a las Ganancias Mínima Presunta por el ejercicio 2003 y la estimación correspondiente al ejercicio 2004, imputando dicho recupero a Ajuste de Resultados de Ejercicios Anteriores por miles de pesos 21.850.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

5. Observaciones de BCRA al cálculo compensación Asimétrica Decreto 905/02 art. 28 y 29.

Tal como se expresa en nota 3.1., con fecha 6 de abril de 2005 el Directorio del Banco decidió consentir la decisión del BCRA a las observaciones planteadas en cuanto al cálculo del la compensación originada en la pesificación asimétrica de activos y pasivos. La suma no previsionada en el ejercicio anterior fue imputada a Ajuste de Resultados de Ejercicios Anteriores por miles de pesos 17.201.

La preparación de estados contables requiere por parte del Directorio del Banco la realización de estimaciones que afectan activos y pasivos, resultados del período y la determinación de activos y pasivos contingentes a la fecha de los mismos. Dado que dichas estimaciones involucran juicios de valor respecto de la probabilidad de ocurrencia de hechos futuros, los resultados reales pueden diferir de los estimados pudiendo ocasionar pérdidas o ganancias que afecten los períodos subsecuentes. Por otra parte se han considerado todas las disposiciones legales y reglamentarias vigentes hasta la fecha de presentación.

La información de los estados contables del período o ejercicio anterior, que se presenta a fines comparativos, incluye ciertas reclasificaciones y ajustes que contemplan aspectos específicos de exposición a los efectos de presentarla sobre bases uniformes con las del presente período o ejercicio.

3. DIFERENCIAS ENTRE NORMAS DEL BCRA Y NORMAS CONTABLES PROFESIONALES

Las principales diferencias entre las normas del BCRA y las normas contables profesionales, considerando lo expuesto en la primera parte de la Nota 10 del cuerpo básico, se detallan a continuación:

3.1. Criterios de valuación

a) Compensación a recibir, según artículos 28 y 29 del Decreto 905/02 y títulos en cuentas de inversión

Al 31 de marzo de 2005 y al 31 de diciembre de 2004, el Banco mantiene contabilizado en los rubros "Títulos Públicos - Tenencias en cuentas de inversión", "Otros Créditos por Intermediación Financiera - Otros no comprendidos en las normas de clasificación de deudores" y Créditos Diversos - Otros" los títulos públicos recibidos y a recibir, respectivamente, originados en la compensación establecida por los artículos 28 y 29 del Decreto 905/02.

De acuerdo con normas contables profesionales, la valuación debería realizarse de acuerdo con los valores de cotización netos de los gastos estimados de venta, imputando las diferencias de cotización a los resultados de cada período, excepto que exista capacidad e intención de mantener los mismos hasta su vencimiento.

Guillermo C. Martínz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

b) Previsiones Sector Público No Financiero

La normativa vigente respecto a previsionamiento emanada del BCRA determina que las acreencias con el Sector Público no se encuentren sujetas a previsiones por riesgo de incobrabilidad. De acuerdo con normas contables profesionales dichas previsiones deben estimarse en función al riesgo de recuperabilidad de los activos.

c) Contabilización del impuesto a las ganancias por el método del impuesto diferido

El Banco determina el impuesto a las ganancias aplicando la tasa vigente sobre la utilidad impositiva estimada, sin considerar el efecto de las diferencias temporarias entre el resultado contable y el impositivo. De acuerdo con las normas contables profesionales, el reconocimiento del impuesto a las ganancias debe efectuarse por el método del impuesto diferido.

d) Préstamos garantizados, títulos públicos y otros similares

Durante el ejercicio finalizado el 31 de diciembre de 2001, y como consecuencia de lo dispuesto por el Decreto Nro. 1387/01, con fecha 6 de noviembre de 2001, la Entidad canjeó al Gobierno Nacional títulos públicos nacionales (clasificados y valuados como "Cuentas de Inversión", según los criterios establecidos por el BCRA), por Préstamos Garantizados Nacionales los cuales al 31 de diciembre de 2003 y 2004 se encuentran registrados en el rubro "Préstamos al Sector Público No Financiero". Asimismo, y de acuerdo con lo dispuesto por el Decreto 1579/02, la Entidad canjeó al Fondo Fiduciario de Desarrollo Provincial financiaciones a los gobiernos provinciales por Bonos Garantizados Provinciales (BOGAR) los cuales al 31 de marzo de 2005 y al 31 de diciembre de 2004 se exponen en el rubro Títulos Públicos y Privados.

A esas fechas, la entidad valuó ambos activos a su valor presente o su valor técnico, de ambos el menor, de acuerdo con lo dispuesto por la Comunicación "A" 3911 complementarias y modificatorias del BCRA, excepto aquellos afectados en garantía de los adelantos otorgados por el ente rector para la suscripción de los bonos previstos en el Decreto 905/02. Considerando lo dispuesto por la Resolución CD Nro. 290/01 del CPCECABA , al 31 de diciembre de 2004 y 2003 la valuación de éstos activos debería haberse realizado considerando los respectivos valores de cotización al 6 de noviembre de 2001 de los títulos canjeados, los que a partir de dicha fecha se consideran como costo de transacción, de corresponder, mas los correspondientes intereses devengados hasta el cierre de cada periodo a la tasa interna de retorno.

El Banco ha registrado como Ajuste de Resultados de Ejercicios Anteriores la diferencia positiva de reconocer activos del Sector Público a su valor cancelatorio para la adquisición de bonos Cobertura (Decreto PEN 905/02) de acuerdo con los lineamientos de la comunicación "A" 4095. Dicho concepto debe contemplarse como resultado del ejercicio bajo Normas Contables Profesionales en razón de haberse verificado el hecho en el mismo.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

e) Compensación CER - CVS

El Banco ha desafectado al 31 de marzo de 2004, el importe correspondiente a la compensación por indexación asimétrica afectando los resultados de ejercicios anteriores, en base al criterio establecido en la Comunicación "A" 4202 del BCRA. De acuerdo con las normas contables profesionales debería afectarse el resultado del ejercicio.

f) Valuación a valor patrimonial proporcional

La RT 21 establece para el cálculo del valor patrimonial proporcional, que las fechas de cierre de los ejercicios económicos deben ser coincidentes para la inversora como así también para las emisoras, este criterio difiere de lo dispuesto por el BCRA. Adicionalmente deberá considerarse igual criterio de valuación de acuerdo con normas contables profesionales para todas las subsidiarias.

g) Derivados

Las operaciones de swap de moneda efectuadas como cobertura de la exposición del Banco en obligaciones denominadas en pesos ajustables por CER, sin transferencia del principal, han sido valuadas de acuerdo con la posición neta activa o pasiva en virtud de la evolución de los subyacentes a las mismas (CER más 2% para el activo) y variación dólar estadounidense más intereses pactados para el pasivo. Dicho criterio difiere de las normas contables profesionales.

3.2. Aspectos de exposición

a) Estado de origen y aplicación de fondos, Resultado por acción y Segmento de negocio

El criterio establecido por la RT 19, para la exposición de estos conceptos, difiere de lo que se establece la CONAU 1 del BCRA.

4. BIENES DE DISPONIBILIDAD RESTRINGIDA DE SOCIEDADES VINCULADAS

Al 31 de diciembre de 2004, BHN Sociedad de Inversión Sociedad Anónima no cuenta con bienes de disponibilidad restringida.

Como consecuencia de la línea de financiamiento con International Finance Corporation (IFC), BACS Banco de Crédito y Securitización SA mantiene afectados en garantía el 100% el Título A del Fideicomiso Financiero BACS II y el certificado de participación del fideicomiso BACS Funding I Mortgage Trust.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

5. MORTGAGE SYSTEMS INTERNATIONAL LLC ("MSI")

Atento a la participación accionaria que posee BHN Sociedad de Inversión SA en Mortgage Systems International LLC ("MSI"), y en razón de los inconvenientes que pueden derivarse de seguir manteniendo una participación accionaria mayor al 12,5% en una sociedad que actualmente no presta servicios complementarios a la actividad específica del Banco, el Directorio resolvió mediante acta N° 135 del 3 de diciembre de 2003, que: i) se refleje adecuadamente la situación emergente de la tenencia accionaria en MSI en nota a los estados contables consolidados; ii) se considere el exceso de la participación que en el capital accionario de MSI posee BHN Sociedad de Inversión SA, como mayor exigencia en la determinación del capital mínimo consolidado según lo establecen las normas aplicables; y, iii) se realicen las presentaciones que correspondan ante el BCRA proponiendo el debido encuadramiento.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL

Correspondiente al período económico finalizado el 31/03/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

ACTIVO	2005	2004
A Disponibilidades	**301,986**	**316,423**
Efectivo	45,756	43,039
Bancos y corresponsales	123,112	139,429
Otras (Nota 10.2.)	133,118	133,955
B Títulos Públicos y Privados (Anexo A y Nota 10.4.)	**915,961**	**816,200**
Tenencias en cuentas de inversión	198,744	262,876
Tenencias para operaciones de compra-venta o intermediación	224,383	115,101
Títulos públicos sin cotización	238,998	234,704
Inversiones en títulos privados con cotización	43,146	49,233
Instrumentos emitidos por el BCRA	210,690	154,286
C Préstamos (Anexos B, C y D y Notas 10.3. y 10.5.)	**2,462,375**	**2,527,677**
Al sector público no financiero	854,951	843,774
Al sector financiero	88,439	84,333
Al sector privado no financiero y residentes en el exterior	1,794,094	1,886,712
Adelantos	105,728	145,690
Hipotecarios	1,567,845	1,643,093
Prendarios	3,210	2,235
Personales	39,365	19,712
Tarjetas de crédito	8,976	3,655
Cobros no aplicados	(11,165)	(11,949)
Otros	56,428	60,429
Intereses y diferencias de cotización devengados a cobrar	23,707	23,847
Previsiones (Anexo J y Notas 12 y 13)	(275,109)	(287,142)
D Otros créditos por intermediación financiera (Anexos B, C y D y Notas 10.3. y 10.6.)	**4,519,472**	**4,512,195**
Banco Central de la República Argentina	1,634	2,132
Montos a cobrar por ventas contado a liquidar y a término	100,997	12,528
Especies a recibir por compras contado a liquidar y a término	1,017,206	1,140,680
Saldos pendientes de liquidación de operac. a térm. sin entrega del activo subyacente	7,794	-
Otros no comprendidos en las normas de clasificación de deudores (Nota 16)	3,019,529	3,051,965
Otros comprendidos en las normas de clasificación de deudores (Notas 16 y 17)	410,688	337,752
Intereses deveng. a cobrar comprendidos en las normas de clasif. de deudores (Nota 17)	14,547	14,396
Previsiones (Anexo J)	(52,923)	(47,258)

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL

Correspondiente al período económico finalizado el 31/03/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

	2005	2004
F Participaciones en otras sociedades (Anexo E y Notas 10.7. y 32)	**118,141**	**119,351**
En entidades financieras	71,819	73,670
Otras	46,322	45,681
G Créditos diversos (Nota 10.8.)	**696,755**	**623,161**
Impuesto a la ganancia mínima presunta - crédito fiscal	21,850	-
Otros (Nota 18)	698,655	649,320
Otros intereses devengados a cobrar	1,698	1,698
Previsiones (Anexo J)	(25,448)	(27,857)
H Bienes de uso (Anexo F y Nota 10.9.)	**88,222**	**89,409**
I Bienes diversos (Anexo F y Nota 10.9.)	**24,727**	**23,797**
J Bienes intangibles (Anexo G y Nota 10.11.)	**5,699**	**6,263**
Gastos de organización y desarrollo	5,699	6,263
K Partidas pendientes de imputación	**555**	**2,606**
TOTAL DE ACTIVO	**9,133,893**	**9,037,082**

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL

Correspondiente al período económico finalizado el 31/03/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

		2005	2004
	PASIVO		
L	**Depósitos (Anexos H e I y Notas 10.3.,10.12. y 31)**	366,751	236,392
	Sector Público no Financiero	28,749	20,006
	Sector Financiero	4,337	4,389
	Sector Privado no Financiero y Residentes en el exterior	333,665	211,997
	Cuentas corrientes	16,706	17,473
	Cajas de Ahorro	113,620	73,875
	Plazo Fijo	154,323	34,550
	Cuentas de Inversión	41,950	80,260
	Otros	5,270	4,945
	Intereses y diferencias de cotización devengados a pagar	1,796	894
M	**Otras obligaciones por intermediación financiera (Anexo I y Notas 10.3.,10.13. y 10.14.)**	6,431,174	6,512,749
	Banco Central de la República Argentina	2,221,267	2,198,115
	Otros	2,221,267	2,198,115
	Bancos y Organismos internacionales	496,833	490,848
	Obligaciones negociables no subordinadas (Nota 19)	2,492,788	2,717,257
	Montos a pagar por compras contado a liquidar y a término	966,831	976,854
	Especies a entregar por ventas contado a liquidar y a término	111,837	13,543
	Primas por opciones lanzadas	2,636	3,452
	Otras (Nota 22)	55,316	51,310
	Intereses y diferencias de cotización devengados a pagar	83,666	61,370
N	**Obligaciones Diversas**	42,753	47,312
	Honorarios	6,249	5,817
	Otras (Nota 23)	36,504	41,495
O	**Previsiones (Anexo J y Notas 10.10., 10.15. y 24.)**	275,630	275,781
Q	**Partidas pendientes de imputación**	3,319	5,688
	TOTAL DE PASIVO	7,119,627	7,077,922
	PATRIMONIO NETO (según estado respectivo) (Nota 10.19.)	2,014,266	1,959,160
	TOTAL DE PASIVO MAS PATRIMONIO NETO	9,133,893	9,037,082

Las notas y anexos son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ESTADO DE RESULTADOS

Correspondiente al periodo económico finalizado el 31/03/2005
Comparativo con igual período del ejercicio anterior
En miles de pesos

		2005	2004
A	**Ingresos Financieros**	216,315	229,531
	Intereses por disponibilidades	194	218
	Intereses por préstamos al sector financiero	381	-
	Intereses por adelantos	1,519	685
	Intereses por préstamos hipotecarios	37,131	42,489
	Intereses por préstamos prendarios	76	-
	Intereses por préstamos de tarjetas de crédito	212	-
	Intereses por otros préstamos	4,005	2,581
	Intereses por otros créditos por intermediación financiera	7,757	9,357
	Resultado neto de títulos públicos y privados	28,945	43,550
	Resultado neto por opciones	1,169	-
	Resultado por préstamos garantizados - Decreto 1387/01	8,721	14,211
	Ajuste por cláusula CER	43,105	13,182
	Ajuste por cláusula CVS	1,136	38,558
	Otros (Nota 25)	81,964	64,700
B	**Egresos Financieros**	130,489	58,315
	Intereses por depósitos en cuentas corrientes	104	28
	Intereses por depósitos en cajas de ahorro	537	263
	Intereses por depósitos a plazo fijo	1,094	163
	Intereses por financiaciones del sector financiero	2	2,185
	Intereses por otras obligaciones por intermediación financiera	39,972	26,015
	Otros intereses	11,767	11,788
	Resultado neto por opciones	-	3,338
	Ajuste por cláusula CER	62,735	13,772
	Otros (Nota 25)	14,278	763
	MARGEN BRUTO DE INTERMEDIACION	85,826	171,216
C	**Cargo por incobrabilidad**	5,665	4,752
D	**Ingresos por servicios**	17,562	16,544
	Vinculados con operaciones activas	456	-
	Vinculados con operaciones pasivas	899	822
	Otros (Nota 26)	16,207	15,722
E	**Egresos por servicios**	5,614	6,097
	Comisiones	1,563	2,937
	Otros (Nota 27)	4,051	3,160

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE RESULTADOS

Correspondiente al período económico finalizado el 31/03/2005
Comparativo con igual periodo del ejercicio anterior
En miles de pesos

		2005	2004
G	Gastos de Administración	27,172	22,669
	Gastos en personal	15,117	12,487
	Honorarios a directores y síndicos	479	399
	Otros honorarios	1,681	838
	Propaganda y publicidad	745	240
	Impuestos	2,214	2,689
	Otros gastos operativos (Nota 28)	5,892	5,355
	Otros	1,044	661
	RESULTADO NETO POR INTERMEDIACION FINANCIERA	64,937	154,242
I	Utilidades diversas	21,917	19,819
	Resultado por participaciones permanentes	-	1,755
	Intereses punitorios	2,129	2,202
	Créditos recuperados y previsiones desafectadas	15,523	10,299
	Otros (Nota 29)	4,265	5,563
J	Pérdidas diversas	36,396	73,441
	Resultado por participaciones permanentes	1,210	-
	Intereses punitorios y cargos a favor del BCRA	3	14
	Cargo por incob. de créditos diversos y otras previsiones	31,288	11,725
	Otros (Nota 30)	3,895	61,702
	RESULTADO NETO ANTES DEL IMPUESTO A LAS GANANCIAS	50,458	100,620
	RESULTADO NETO DEL PERIODO - GANANCIA	50,458	100,620

Las notas y anexos son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

C.P.C.E.C.A.B.A. T°1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE EVOLUCION DEL PATRIMONIO NETO

Correspondiente al período económico finalizado el 31/03/2005
Comparativo con igual período del ejercicio anterior
En miles de pesos

Movimientos	Capital Social	Aportes no Capitalizados		Ajustes al Patrimonio	Reserva de Utilidades		Resultados no asignados	Total del 31/03/2005	Total del período 31/03/2004
		Primas de emisión de acciones	Aportes Irrevocables p/futuros aumentos de capital		Legal	Otras			
1. Saldos al comienzo del ejercicio	1,500,000	-	1	1,797,623	1,022,078	169,608	(2,530,150)	1,959,160	1,680,825
2. Ajuste de resultados de ejercicios anteriores (Nota 41)							4,648	4,648	-
3. Subtotal	1,500,000	-	1	1,797,623	1,022,078	169,608	(2,525,502)	1,963,808	1,680,825
4. Resultado neto del período							50,458	50,458	100,620
5. Saldos al cierre del período	**1,500,000**	**-**	**1**	**1,797,623**	**1,022,078**	**169,608**	**(2,475,044)**	**2,014,266**	**1,781,445**

Véase nuestro informe de fecha 5 de mayo de 2.005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE ORIGEN Y APLICACION DE FONDOS

Correspondiente al periodo económico finalizado el 31/03/2005
Comparativo con igual periodo del
ejercicio anterior
En miles de pesos

	2005	2004
Variación de fondos		
Disponibilidades al inicio del ejercicio	316,423	379,002
Aumento (disminución) de los fondos	(14,437)	(31,018)
Disponibilidades al cierre del período	301,986	347,984
Causas de variación de los fondos en moneda homogénea		
Más:		
Ingresos financieros cobrados	160,028	189,775
Ingresos por servicios cobrados	17,562	16,648
Menos:		
Egresos financieros pagados	35,025	247,038
Egresos por servicios pagados	5,614	6,097
Gastos de administración pagados	25,072	16,974
Fondos originados en las operaciones ordinarias	111,879	(63,686)
Otras causas de origen de fondos	225,534	479,225
Aumento neto de depósitos	130,359	4,992
Aumento neto de otros pasivos	24,209	-
Disminución neta de titulos Publicos y privados	-	182,409
Disminución neta de préstamos	70,966	-
Disminución neta de Otros Creditos por Intermediación financiera	-	-
Aumento AREA	-	-
Disminución neta de otros activos	-	291,824
Otros orígenes de fondos	-	-
Total de orígenes de fondos	337,413	415,539
Otras causas de aplicación de fondos	351,850	446,557
Aumento neto de titulos Publicos y privados	93,921	-
Aumento neto de préstamos	-	16,811
Aumento neto de otros créditos por intermediación financiera	34,488	126,321
Aumento neto de otros activos	50,794	-
Disminución neta de depósitos	-	-
Disminución neta de otras obligaciones por intermediación financiera	169,031	224,242
Disminución neta de otros pasivos	-	78,707
Otras aplicaciones de fondos	3,616	476
Total de aplicaciones de fondos	351,850	446,557
Aumento (disminución) de los fondos	(14,437)	(31,018)

Las notas y anexos son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
6 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

CUENTAS DE ORDEN

Correspondiente al período económico finalizado el 31/03/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

	2005	2004
DEUDORAS	12,820,732	11,969,691
Contingentes	8,590,651	8,425,700
Créditos obtenidos (saldos no utilizados)	80,039	-
Garantías recibidas	1,658,436	1,688,851
Otras no comp. en las normas de clasif. de deudores	4,188,248	4,072,410
Cuentas contingentes deudoras por contra	2,663,928	2,664,439
De control	3,143,478	3,526,619
Créditos clasificados irrecuperables	933,287	921,208
Otras	2,164,506	2,578,917
Cuentas de control deudoras por contra	45,685	26,494
De derivados	1,086,603	17,372
Valor "nocional" de operac. a térm. sin entrega del subyacente	540,099	-
Cuentas de derivados deudoras por contra	546,504	17,372
ACREEDORAS	12,820,732	11,969,691
Contingentes	8,590,651	8,425,700
Créditos acordados (saldos no utilizados) comp. en las normas de clasif. de deudores (Anexos B, C y D)	13,536	9,468
Garantías otorgadas al BCRA	856,632	911,197
Otras garantías no comp. en las normas de clasif. de deudores	622,628	569,707
Cuentas contingentes acreedoras por contra	7,097,855	6,935,328
De control	3,143,478	3,526,619
Valores por acreditar	47,478	28,319
Cuentas de control acreedoras por contra	3,096,000	3,498,300
De Derivados	1,086,603	17,372
Valor "nocional" de opciones por compra lanzadas	14,199	17,372
Valor "nocional" de opc. a term sin entrega del subyacente	532,305	-
Cuentas de derivados acreedoras por el contra.	540,099	-

Las notas y anexos son parte integrante de los presentes estados contables.

Guillermo C. Martínz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2.005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

DETALLE DE TITULOS PUBLICOS Y PRIVADOS

Correspondiente al período económico finalizado el 31/03/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

Denominación	Identificación	Tenencia			Posición sin opciones	Opciones	Posición final
		Valor de mercado	Saldo según libros 31/03/2005	Saldo según libros 31/12/2004			
TITULOS PUBLICOS CON COTIZACION							
- Tenencias en cuentas de inversión							
Del País		167,269	198,744	262,876	198,744	-	198,744
En moneda extranjera		167,269	198,744	262,876	198,744	-	198,744
Boden 2012 - Bono Compensación	ARR6123-BA	167,269	198,744	262,876	198,744	-	198,744
Boden 2012 - Cancelación prestamos		-	-	-	-	-	-
Subtotal en cuentas de inversión		167,269	198,744	262,876	198,744	-	198,744
- Tenencias para operaciones de compra-venta o intermediación							
Del País		224,383	224,383	115,101	224,383	-	224,383
En pesos		224,383	224,383	115,101	224,383	-	224,383
Bonos del Gobierno Nacional en pesos 2 % - 2007	BODEN 2007	39,404	39,404	31,007	39,404	-	39,404
Bonos del Gobierno Nacional en pesos 2 % - 2008	BODEN 2008	91,139	91,139	38,152	91,139	-	91,139
Bocon Consolidación 4a serie - 2%	PRO 12	33,749	33,749	16,000	33,749	-	33,749
Bono Garantizado	BOGAR 2018	2,430	2,430	2,285	2,430	-	2,430
Bocon Proveedores Dólar 4° Serie	PRE VIII	57,240	57,240	27,657	57,240	-	57,240
Bocon Previsional Pesos 3° Serie	PRE V	237	237	-	237	-	237
Bocon Proveedores Pesos 4° Serie	PRO VII	184	184	-	184	-	184
Subtotal en compra-venta o intermediación		224,383	224,383	115,101	224,383	-	224,383
TOTAL DE TITULOS PUBLICOS CON COTIZACION		391,652	423,127	377,977	423,127	-	423,127

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T°1 - F°17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

DETALLE DE TITULOS PUBLICOS Y PRIVADOS
Correspondiente al período económico finalizado el 31/03/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

Denominación	Identificación	Tenencia			Posición sin opciones	Opciones	Posición final
		Valor de mercado	Saldo según libros 31/03/2005	Saldo según libros 31/12/2004			
TITULOS PUBLICOS SIN COTIZACION							
Del País		-	238,998	234,704	238,998	-	238,998
En pesos		-	238,998	200,252	238,998	-	238,998
Bonos Garantizados del Gobierno Nacional	BOGAR		201,997	197,217	201,997	-	201,997
Discount Bond Pesos		-	33,161	-	33,161	-	33,161
Par Bond Pesos		-	3,840	-	3,840	-	3,840
Bonos del Tesoro mediano plazo 11.25% -2004	ARTY04FD3=ME	-	-	126	-	-	-
Bonos del Tesoro mediano plazo 8.755% -2002	ARTY02FD3=ME	-	-	270	-	-	-
Bocon Proveedores Dólar 2a. Serie	PRO IV	-	-	440	-	-	-
Bocon Proveedores Pesos 3a. Serie	PRO V	-	-	376	-	-	-
Bocon Proveedores Pesos 5a. Serie	PRO IX	-	-	334	-	-	-
Otros títulos públicos		-	-	1,489	-	-	-
En moneda extranjera		-	-	34,452	-	-	-
Letras Externas de la República Argentina		-	-	34,452	-	-	-
TOTAL DE TITULOS PUBLICOS SIN COTIZACION		-	238,998	234,704	238,998	-	238,998
INVERSIONES EN TITULOS PRIVADOS CON COTIZACION							
- Otros representativos de capital							
Del País		43,146	43,146	49,233	43,146	-	43,146
En pesos		15,970	15,970	36,088	15,970	-	15,970
CHA 1ra. Serie 2004		304	304	521	304	-	304
CHA 2a Serie 2004		2,206	2,206	2,763	2,206	-	2,206
Red Mutual		1,993	1,993	2,246	1,993	-	1,993
Aluar S.A.		1,943	1,943	2,096	1,943	-	1,943
Bansud S.A.		980	980	8,856	980	-	980
Siderar. S.A.		2,648	2,648	4,987	2,648	-	2,648
Hidroeléctrica Piedra del Aguila clase C - 31/12/2013		-	-	5,071	-	-	-
Hidroeléctrica Piedra del Aguila clase D - 31/12/2013		-	-	633	-	-	-
Indupa S.A.		720	720	-	720	-	720
Petrobras Energía Partic. S.A.		1,714	1,714	-	1,714	-	1,714
Telecom S.A.		2,120	2,120	6,879	2,120	-	2,120
Transportadora Gas del Sur		1,278	1,278	1,906	1,278	-	1,278
Título de Deuda Fid. Tarjeta Shopping - 5ta. Serie		64	64	130	64	-	64
En moneda extranjera		27,176	27,176	13,145	27,176	-	27,176
Obligaciones Negociables Bco. Galicia 2010		14,497	14,497	13,145	14,497	-	14,497
Transportadora Gas del Sur S.A.		9,493	9,493	-	9,493	-	9,493
Acindar S.A.		3,186	3,186	-	3,186	-	3,186
TOTAL DE INVERSIONES EN TITULOS PRIVADOS CON COTIZACION		43,146	43,146	49,233	43,146	-	43,146
INSTRUMENTOS EMITIDOS POR EL BCRA							
- Instrumentos emitidos por B.C.R.A.		210,690	210,690	154,286	210,690	-	210,690
Letras del Banco Central Republica Argentiena	ARVEY43=BA	98,947	98,947	144,355	98,947	-	98,947
Letras del B.C.R.A. por operaciones de pase		111,743	111,743	9,931	111,743	-	111,743
TOTAL DE INSTRUMENTOS EMITIDOS POR EL BCRA		210,690	210,690	154,286	210,690	-	210,690
TOTAL		648,488	915,961	816,200	915,961	-	915,961

Véase nuestro informe de fecha ... de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)

Guillermo C. Martínez
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T°1 - F°17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (B)

CLASIFICACION DE LAS FINANCIACIONES POR SITUACION Y GARANTIAS RECIBIDAS

Correspondiente al período económico finalizado el 31/03/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

CARTERA COMERCIAL	2005	2004
En situación normal	**1,230,905**	**1,219,422**
Con garantías y contragarantías preferidas "B"	768	659
Sin garantías ni contragarantías preferidas	1,230,137	1,218,763
Con seguimiento especial	**834**	**1,040**
Con garantías y contragarantías preferidas "B"	828	1,037
Sin garantías ni contragarantías preferidas	6	3
Con alto riesgo de insolvencia	**1,212**	**1,212**
Con garantías y contragarantías preferidas "B"	-	-
Sin garantías ni contragarantías preferidas	1,212	1,212
Irrecuperable	**3,397**	**3,396**
Con garantías y contragarantías preferidas "B"	165	153
Sin garantías ni contragarantías preferidas	3,232	3,243
Irrecuperable por disposición técnica	**1,019**	**1,019**
Con garantías y contragarantías preferidas "B"	-	-
Sin garantías ni contragarantías preferidas	1,019	1,019
TOTAL CARTERA COMERCIAL	1,237,367	1,226,089

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (B)

Continuación

CLASIFICACION DE LAS FINANCIACIONES POR SITUACION Y GARANTIAS RECIBIDAS

Correspondiente al periodo económico finalizado el 31/03/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

CARTERA DE CONSUMO Y VIVIENDA	2005	2004
Cumplimiento normal	1,510,227	1,489,566
Con garantías y contragarantías preferidas "B"	1,373,348	1,376,632
Sin garantías ni contragarantías preferidas	136,879	112,934
Cumplimiento inadecuado	101,390	103,167
Con garantías y contragarantías preferidas "B"	94,343	96,529
Sin garantías ni contragarantías preferidas	7,047	6,638
Cumplimiento deficiente	53,163	59,212
Con garantías y contragarantías preferidas "B"	48,909	54,057
Sin garantías ni contragarantías preferidas	4,254	5,155
De difícil recuperación	75,513	85,851
Con garantías y contragarantías preferidas "B"	63,276	71,757
Sin garantías ni contragarantías preferidas	12,237	14,094
Irrecuperable	166,687	173,678
Con garantías y contragarantías preferidas "B"	51,610	56,825
Sin garantías ni contragarantías preferidas	115,077	116,853
Irrercuperable por disposición Técnica	31,908	38,872
Con garantías y contragarantías preferidas "B"	25,189	31,202
Sin garantías ni contragarantías preferidas	6,719	7,670
TOTAL CARTERA DE CONSUMO Y VIVIENDA	1,938,888	1,950,346
TOTAL GENERAL	3,176,255	3,176,435

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

CONCENTRACION DE LAS FINANCIACIONES

Correspondiente al período económico finalizado el 31/03/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

Número de clientes	FINANCIACIONES			
	2005		2004	
	Saldo de deuda	% sobre cartera total	Monto	% sobre cartera total
10 mayores clientes	1,119,728	35.25%	1,102,779	34.72%
50 siguientes mayores clientes	118,658	3.74%	125,237	3.94%
100 siguientes mayores clientes	19,478	0.61%	19,398	0.61%
Resto de clientes	1,918,391	60.40%	1,929,021	60.73%
Total	3,176,255	100%	3,176,435	100%

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

Guillermo C. Martínz
Gerencia de Contaduría
General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

C.P.C.E.C.A.B.A. Tº 1 - Fº 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (D)

APERTURA POR PLAZOS DE LAS FINANCIACIONES

Correspondiente al período económico finalizado el 31/03/2005

En miles de pesos

Concepto	Cartera vencida	Plazos que restan para su vencimiento						
		1 mes	3 meses	6 meses	12 meses	24 meses	más de 24 meses	Total
Sector público no financiero	6,702	2,962	38,097	8,855	6,008	17,157	775,170	854,951
Sector financiero	-	88,351	88	-	-	-	-	88,439
Sector privado no financiero y residentes en el exterior	46,113	301,682	43,351	47,181	83,160	165,604	1,545,774	2,232,865
Total	**52,815**	**392,995**	**81,536**	**56,036**	**89,168**	**182,761**	**2,320,944**	**3,176,255**

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

DETALLE DE PARTICIPACIONES EN OTRAS SOCIEDADES

Correspondiente al período económico finalizado el 31/03/2005
Comparativo con el cierre del ejercicio anterior

En miles de pesos

	Concepto	Acciones y/o cuotas partes						Información sobre el emisor				
									Datos del último estado contable			
	Denominación	Clase	Valor nominal unitario	Votos por acción	Cantidad	Importe al 31/03/2005	Importe al 31/12/2004	Actividad principal	Fecha de cierre del período/ejercicio	Capital Social	Patrimonio neto	Resultado del período/ejercicio
	- **En Entidades Financieras, actividades complementarias y autorizadas**											
	Controladas - del país											
	- BACS Banco de Crédito y Securitización S.A.	ordinarias	1	1	43,750,000	71,819	73,670	Bancaria	31/03/2005	62,500	105,244	(2,652)
	- BHN Sociedad de Inversión S.A.	ordinarias	1	1	17,999,920	43,016	42,472	Inversión	31/12/2004	18,000	43,021	3,712
(*)	- V.R.Tasaciones y Certificaciones S.A.	ordinarias	1	1	200,000	-	-	Tasaciones y certificaciones	31/12/2000	200	s/d	s/d
	Subtotal controladas - del país					114,835	116,142					
	- **En Otras Sociedades**											
	Controladas - del país											
	- BHN Inmobiliaria S.A.	ordinarias	1	1	1,899,880	3,295	3,198	Intermed. oper. Inmobiliarias	31/12/2004	1,900	3,295	283
	Subtotal controladas - del país					3,295	3,198					
	No controladas - del país											
(*)	- BHN Vida S.A.	ordinarias	1	1	120	-	-	Aseguradora	31/12/2004	5,112	6,394	782
(*)	- BHN Seguros Generales S.A.	ordinarias	1	1	120	-	-	Aseguradora	31/12/2004	5,112	7,440	1,094
(*)	- BHN Seguros de Crédito Hipotecario S.A.	ordinarias	1	1	120	-	-	Aseguradora	30/06/2004	12	106	-
	- Mercado Abierto Electrónico S.A.	ordinarias	1,200	1	1	4	4	Merc. abierto de valores mob.	30/09/2003	1,361	4,092	1,886
	- ACH S.A.	ordinarias	1	1	2,500	7	7	Comp. elect. de medios de pago	31/12/2001	250	1,835	384
(*)	- V.R. Particulares S.A.	ordinarias	1	1	15,000	-	-	Administración de consorcios	31/12/2000	120	s/d	s/d
	Subtotal no controladas - del país					11	11					
	Total de participaciones en otras sociedades					118,141	119,351					

(*) VALOR DE PARTICIPACIÓN EN PESOS

- BHN Vida S.A.	120
- BHN Seguros Generales S.A.	120
- BHN Seguros de Crédito Hipotecario S.A.	120
- V.R. Tasaciones y Certificaciones S.A.	1
- V.R. Particulares S.A.	1

Véase nuestro informe de fecha 5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)

Guillermo C. Martínez
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

MOVIMIENTO DE BIENES DE USO Y BIENES DIVERSOS
Correspondiente al período económico finalizado el 31/03/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

Concepto	Valor residual al inicio del ejercicio	Incorporaciones	Transferencias	Bajas	Pérdidas por desvalorización	Depreciaciones del período		Valor residual al cierre del período 31/03/2005	Valor residual al cierre del ejercicio 31/12/2004
						Años de vida útil asignados	Importe		
BIENES DE USO									
- Inmuebles	80,983					50	447	80,536	80,983
- Mobiliario e Instalaciones	4,827	54				10	433	4,448	4,827
- Maquinas y equipos	1,098	16				5	156	958	1,098
- Equipos de computación	2,344	151				3	354	2,141	2,344
- Diversos	157					5	18	139	157
Total	89,409	221	-	-	-		1,408	88,222	89,409
BIENES DIVERSOS									
- Obras en Curso	6,185	1,064					-	7,249	6,185
- Obras de Arte y Piezas de Colección	195						-	195	195
- Bienes dados en alquiler	5,648					50	34	5,614	5,648
- Bienes tomados en defensa del crédito	2,669	96		110			10	2,645	2,669
- Otros bienes diversos	9,100			22		50	54	9,024	9,100
Total	23,797	1,160	-	132	-		98	24,727	23,797

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha 5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

DETALLE DE BIENES INTANGIBLES

Correspondiente al período económico finalizado el 31/03/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

Concepto	Valor residual al inicio del ejercicio	Incorporaciones	Transferencias	Bajas	Pérdidas por desvalorización	Amortizaciones del ejercicio		Valor residual al cierre del período 31/03/2005	Valor residual al cierre del ejercicio 31/12/2004
						Años de vida útil asignados	Importe		
Gastos de organización y desarrollo	6,263	32	-	-	-	3	596	5,699	6,263
Total	6,263	32	-	-	-		596	5,699	6,263

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha 5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

CONCENTRACION DE LOS DEPOSITOS

Correspondiente al período económico finalizado el 31/03/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

Número de clientes	2005		2004	
	Saldo de Deuda	% sobre cartera total	Saldo de Deuda	% sobre cartera total
10 mayores clientes	142,367	38.82%	71,864	30.40%
50 siguientes mayores clientes	95,022	25.91%	36,527	15.45%
100 siguientes mayores clientes	25,701	7.01%	14,930	6.32%
Resto de clientes	103,661	28.26%	113,071	47.83%
Total	366,751	100%	236,392	100%

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

APERTURA POR PLAZOS DE LOS DEPOSITOS, OTRAS OBLIGACIONES POR INTEMEDIACION FINANCIERA Y OBLIGACIONES NEGOCIABLES SUBORDINADAS

Correspondiente al período económico finalizado el 31/03/2005

En miles de pesos

Concepto	Plazos que restan para su vencimiento						
	1 mes (*)	3 meses (*)	6 meses (*)	12 meses (*)	24 meses (*)	más de 24 meses (*)	Total
Depósitos	294,471	44,831	27,005	444	-	-	366,751
- Depósito a Plazo Fijo	92,784	44,831	27,005	444	-	-	165,064
- Cuenta de Inversión	42,283	-	-	-			42,283
- Cajas de Ahorro	119,689	-	-	-	-	-	119,689
- Cuentas Corrientes	22,581	-	-	-	-	-	22,581
- Otros Depósitos	17,134	-	-	-	-	-	17,134
Otras obligaciones por intermediación financiera (OOIF)	276,646	277,642	233,998	58,466	131,682	4,371,436	5,349,870
- Banco Central de la República Argentina							
Otros	-	277,642	-	-	-	1,943,625	2,221,267
- Bancos y organismos internacionales							
Facilidades Corto Plazo en Dólares	-	-	190,015	58,466	87,699	-	336,180
Facilidades Garantizadas en dólares	-	-	20,442	-	20,442	102,170	143,054
Facilidades Largo Plazo - Tasa Flotante	-		-		-	17,599	17,599
Facilidades Largo Plazo - Tasa Fija	-	-	-		-	-	
- Obligaciones negociables no subordinadas							
EMTN Serie III	2,067	-	-	-	-	-	2,067
GMTN Serie I	35,685	-	-	-	-	-	35,685
GMTN Serie IV	1,579	-	-	-	-	-	1,579
GMTN Serie VI	1,985	-	-	-	-	-	1,985
GMTN Serie XVI	29,882	-	-	-	-	-	29,882
GMTN Serie XVII	2,723	-	-	-	-	-	2,723
GMTN Serie XXII	688	-	-	-	-	-	688
GMTN Serie XXIII	22,345	-	-	-	-	-	22,345
GMTN Serie XXIV	18,752	-	-	-	-	-	18,752
GMTN Serie XXV	21,958	-	-	-	-	-	21,958
Bono Garantizado en dólares	-	-	23,541	-	23,541	117,658	164,740
Bono Largo Plazo en dólares	-	-	-	-	-	1,178,324	1,178,324
Bono Largo Plazo en euros	-	-	-	-	-	1,012,060	1,012,060
- Otros							
Otros	138,982	-	-	-	-	-	138,982
Total	571,117	322,473	261,003	58,910	131,682	4,371,436	5,716,621

(*) La exposición de los presentes importes se efectúan de acuerdo con cláusulas contractuales.

Véase nuestro informe de fecha 5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (UBA)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

MOVIMIENTO DE PREVISIONES

Correspondiente al período económico finalizado el 31/03/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

Detalle	Saldos al comienzo del ejercicio	Aumentos en moneda homogénea	Disminuciones en moneda homogénea		Saldos al final del período 31/03/2005	Saldos al final del ejercicio 31/12/2004
			Desafectaciones	Aplicaciones		
REGULARIZADORAS DEL ACTIVO						
Préstamos Por riesgo de incobrabilidad y desvalorización (a)	287,142	-		12,033	275,109	287,142
Otros créditos por Intermediación Financiera Por riesgo de incobrabilidad y desvalorización (b)	47,258	5,665	-	-	52,923	47,258
Créditos diversos Por riesgo de incobrabilidad y desvalorización (c)	27,857	-	-	2,409	25,448	27,857
Total	362,257	5,665	-	14,442	353,480	362,257
DEL PASIVO						
Otras contingencias (d)	275,781	31,288	-	31,439	275,630	275,781
Compromisos eventuales (e)	-	-	-	-	-	-
Total	275,781	31,288	-	31,439	275,630	275,781

a) **POR RIESGO DE INCOBRABILIDAD DE PRESTAMOS**: Se originan en el análisis del riesgo de incobrabilidad de la cartera de préstamos efectuada por el Banco, que contempla las normas establecidas por el Banco Central de la República Argentina y estimaciones realizadas durante el período según lo indicado en Notas 12 y 13.

b) **POR RIESGO DE INCOBRABILIDAD DE OTROS CREDITOS POR INTERMEDIACION FINANCIERA**: Refleja la eventual incobrabilidad de créditos hipotecarios cedidos en fideicomiso pendiente de titulización.

c) **POR RIESGO DE INCOBRABILIDAD DE CREDITOS DIVERSOS**: Se constituyó para cubrir eventual incobrabilidad de créditos diversos.

d) **OTRAS CONTINGENCIAS**: Es utilizada al efecto de previsionar resultados contingentes por juicios, honorarios mandatarios judiciales, ciertos gastos relacionados con la reestructuración administrativa encarada por el Banco y posibles contingencias por apreciación en el valor de las acciones - STAR - (ver Nota 2.)
Asimismo el saldo al 31/03/2005 y al 31/12/2004 comprende la reserva por siniestros pendientes, de acuerdo a Normas de la Superintendencia de Seguros de la Nación.

e) **POR COMPROMISOS EVENTUALES**: El saldo incluye el riesgo de incobrabilidad que surge de la evaluación del grado de cumplimiento de los beneficiarios de saldos no utilizados.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

Guillermo C. Martinez
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

ANEXO (K)

COMPOSICION DEL CAPITAL SOCIAL

Correspondiente al periodo económico finalizado el 31/03/2005
En miles de pesos

Acciones			Capital Social						
Clase	Cantidad	Votos por acción	Emitido		Pendiente de emisión o distribución	Asignado	Integrado	No integrado
			En circulación	En cartera				
Ordinarias Escriturales	150,000,000	(1)	1.500.000 (2)	-	-	-	1,500,000	-
Total			1,500,000	-	-	-	1,500,000	-

(1) Ver Nota 9 a los Estados Contables.
(2) Ver Nota 39 a los Estados Contables

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (L)

SALDOS EN MONEDA EXTRANJERA

Correspondiente al período económico finalizado el 31/03/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

RUBROS	Casa matriz y sucursales en el país	Total del período al 31/03/2005	Total del período (por moneda)		Total del ejercicio al 31/12/2004
			U$S	EUROS	
ACTIVO					
Disponibilidades	249,783	249,783	243,589	6,194	253,594
Títulos públicos y privados	225,921	225,921	225,921	-	316,177
Préstamos	45,943	45,943	45,943	-	44,352
Otros créd. por interm. financiera	3,837,460	3,837,460	2,798,141	1,039,319	4,024,199
Créditos diversos	615,415	615,415	615,415	-	563,869
Partidas pend. de imputación	-	-	-	-	-
Total	4,974,522	4,974,522	3,929,009	1,045,513	5,202,191
PASIVO					
Depósitos	22,144	22,144	22,144	-	16,862
Otras obligaciones por interm. financ.	4,007,888	4,007,888	2,921,244	1,086,644	4,245,510
Obligaciones diversas	620	620	619	1	675
Total	4,030,652	4,030,652	2,944,007	1,086,645	4,263,047
CUENTAS DE ORDEN					
DEUDORAS (excepto cuentas deudoras por contra)	79,284	79,284	78,774	510	47,993
Contingentes	46,136	46,136	45,720	416	44,771
De control	33,148	33,148	33,054	94	3,222
ACREEDORAS (excepto cuentas acreedoras por contra)	1,145,737	1,145,737	1,145,737	-	560,873
Contingentes	613,432	613,432	613,432	-	560,873
De derivados	532,305	532,305	532,305	-	-

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha 5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (N)

ASISTENCIA A VINCULADOS

Correspondiente al período económico finalizado el 31/03/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

Concepto / Situación	Normal	Riesgo potencial/ cumplim. inadec.	Con problemas/ cumplim. deficiente		Con alto riesgo de insolvencia /de dif.recup.		Irrecuperable	Irrecup. Por disp. Técnica	Total	
			No vencida	Vencida	No vencida	Vencida			31/03/2005	31/12/2004
1.Préstamos										
- Hipotecarios y prendarios	8,655	-	-	-	-	-	62	-	8,717	189
Con garantías y contragarantías preferidas "B"	8,655	-	-	-	-	-	62	-	8,717	189
2.Participación en *otras sociedades*	118,130	-	-	-	-	-	-	-	118,130	119,340
Total	126,785	-	-	-	-	-	62	-	126,847	119,529
Previsiones	5	-	-	-	-	-	62	-	67	63

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha 5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

1. COYUNTURA ECONOMICA Y SOCIAL ARGENTINA

A partir del año 2003, se ha observado una evolución favorable de la situación económica de la República Argentina, interrumpiéndose así un ciclo de recesión económica que había comenzado en la segunda mitad de 1998, acentuada a fines de 2001 y en la primera mitad de 2002, destacándose un proceso de recuperación de algunos indicadores económicos, aún en niveles bajos, disminución de las tasas de interés y de estabilización del mercado de cambios. El sistema financiero recompuso gradualmente su liquidez, registrando un incremento en el nivel de depósitos, al tiempo que ciertas líneas de préstamos han comenzado a mostrar tasas de crecimiento.

A pesar del cambio de tendencia mencionado precedentemente, todavía subsiste un marco que tiene como indicadores altos niveles de desempleo y endeudamiento externo (tanto público como privado) y un nivel de riesgo país superior a los niveles promedio habituales de los países emergentes, continuando afectada la capacidad del Gobierno Nacional para cumplir con sus obligaciones.

Con fecha 18 de marzo de 2005, la República Argentina anunció los resultados finales de su oferta global para canjear ciertos instrumentos de deuda pública cuyos pagos se encuentran diferidos (los "Títulos Elegibles") con un monto elegible agregado (que representa el valor nominal e intereses vencidos e impagos) de aproximadamente US$ 81.800 millones, para un total de once series de Títulos Par, Títulos Cuasipar y Títulos Discount y cinco series de Unidades Ligadas al PBI.

En el canje de deuda lanzado el 14 de enero y que venciera el 25 de febrero de 2005, participaron tenedores de títulos elegibles que mantenían aproximadamente el 76,15% del monto sujeto a reestructuración, por un monto equivalente a aproximadamente US$ 62.300 millones (representando aproximadamente US$ 62.500 millones equivalentes a valor nominal pendiente de pago).

Con fecha 1 de abril de 2005, el Gobierno Nacional aplazó la liquidación del canje de nuevos títulos a la espera de definiciones en procesos judiciales que se están llevando a cabo en Estados Unidos relacionados con la suspensión de pagos declarada por el País a comienzo de 2002.

Las operaciones a liquidar que involucran los nuevos títulos, negociadas a través del MAE, se encuentran postergadas hasta el mes de octubre, o fecha en que se resuelvan los temas judiciales pendientes.

El 6 de enero de 2002, el Gobierno Nacional sancionó la Ley 25561 (Ley de emergencia pública y reforma del régimen cambiario) que implicó un profundo cambio del modelo económico vigente hasta ese momento, y que incluyó la Ley de Convertibilidad sancionada en marzo de 1991. Con posterioridad, el Gobierno Nacional anunció nuevas medidas económicas que se instrumentaron a través de diferentes disposiciones legales, que afectaron significativamente el negocio bancario y el régimen cambiario. Asimismo, los cambios en la situación económica hicieron que el Gobierno Nacional continúe tomando resoluciones que reglamentan y modifican las medidas iniciales citadas.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

A continuación se enumeran las principales medidas adoptadas por el Gobierno Nacional y que tuvieron efecto sobre la actividad bancaria y en particular sobre este Banco.

Régimen Cambiario

Se estableció a partir del 11 de febrero de 2002 un mercado único y libre de cambios por el cual se cursan todas las operaciones de cambio de divisas extranjeras las que se realizan al tipo de cambio que sea libremente pactado de acuerdo con los requisitos que establece el Banco Central de la República Argentina (BCRA).

Préstamos en moneda extranjera

Los préstamos otorgados por el sistema financiero argentino en dólares estadounidenses u otra moneda extranjera con anterioridad al 6 de enero fueron convertidos a pesos conforme a las siguientes pautas: (i) al Sector Privado no Financiero a la paridad de $1,00 por dólar estadounidense o su equivalente en otra moneda extranjera, (ii) al Sector Público no Financiero a la paridad de $1,40 por dólar estadounidense o su equivalente en otra moneda extranjera y (iii) al Sector Financiero a la paridad de $1,40 por dólar estadounidense o su equivalente en otra moneda extranjera. Dichas medidas contemplaron la aplicación a los préstamos otorgados al Sector Privado no Financiero y Sector Público no Financiero, a partir del 3 de febrero de 2002, del coeficiente de estabilización de referencia (CER) que tiende a reflejar la variación en el índice de precios al consumidor y de una tasa de interés reducida de acuerdo con la naturaleza de la operación. Posteriormente el Poder Ejecutivo modificó la reglamentación, exceptuando de la aplicación del CER a préstamos otorgados a personas físicas por entidades financieras. A partir del 1 de octubre de 2002 y hasta el 1 de abril de 2004, las obligaciones de pago contempladas precedentemente se actualizaron en función de la aplicación del Coeficiente de Variación Salarial (CVS) que publica el Instituto Nacional de Estadísticas y Censos (INDEC).

Como se menciona en Nota 17, sobre ciertos Fideicomisos en los cuales la entidad posee títulos de deuda y certificados de participación que han sido alcanzados por la pesificación de activos y pasivos en moneda extranjera dispuesta por Ley 25561 y Decreto 214, a la relación $1,00 por dólar estadounidense, por haberse constituido oportunamente bajo legislación argentina, existen reclamos de inversores extranjeros con respecto al mencionado proceso de pesificación efectuado y consecuentemente la definición de sus impactos económicos. Adicionalmente, la aplicación del coeficiente de estabilización de referencia (CER) produce un rendimiento asimétrico entre ciertos activos y pasivos de los Fideicomisos.

Depósitos en moneda extranjera

Los depósitos nominados en dólares u otra moneda extranjera en el sistema financiero han sido convertidos a pesos a la relación $1,40 por dólar estadounidense. A su vez, se dispuso que las entidades financieras cumplan con su obligación devolviendo pesos. A esos depósitos se les aplicó el CER y una tasa de interés mínima. Posteriormente se otorgó la posibilidad a los titulares de los depósitos, de optar por canjear los

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

mismos por un menú de títulos públicos en pesos y moneda extranjera otorgando asistencias a las entidades financieras para afrontar el citado canje.

Concursos y quiebras

Con fecha 14 de febrero de 2002 se promulgó la Ley 25563 (Concursos y Quiebras) que declaró la emergencia productiva y crediticia originada en la situación de crisis por la que atravesó el país, hasta el 10 de diciembre de 2003.

Con fecha el 15 de mayo de 2002, el Congreso Nacional sancionó la Ley 25589 de Reforma de la Ley de Quiebras, que en líneas generales: permite a los acreedores adquirir el paquete accionario de la sociedad deudora, suspende el plazo de ejecución por 180 días corridos, reduce el periodo de exclusividad e incorpora el Acuerdo Preventivo Extrajudicial (APE).

Con fecha 17 de enero de 2005 fue sancionada la Ley 13302 de la Provincia de Buenos Aires, la cual establece que quedan suspendidas en el ámbito de la provincia por 180 días hábiles, las ejecuciones hipotecarias de inmuebles que tengan por objeto la vivienda única y familiar, siempre y cuando el monto de su valuación fiscal actual no supere la suma de noventa mil (90.000) pesos.

Asimismo, la citada ley provincial establece que el plazo citado en el párrafo anterior se extenderá a un (1) año en aquellas ejecuciones que tengan por objeto a la vivienda única, sea cual fuera el origen de la obligación, para aquellos deudores que se encontraran en situación de desocupados a la fecha de la sanción de la presente ley.

Sistema de refinanciación hipotecaria (Nota 8)

Con fecha 6 de noviembre de 2003, mediante Ley 25798, reglamentada por Decreto Nro. 1284/03, se dispuso la creación de un sistema de refinanciación para deudores hipotecarios y de una unidad de reestructuración con el objeto de analizar los mutuos concertados con anterioridad a la vigencia de la ley de convertibilidad (Ley 23928).

Medidas cautelares

Como consecuencia de las medidas adoptadas por el Gobierno Nacional se han presentado una importante cantidad de demandas ante la justicia contra el Estado Nacional y entidades financieras, reclamando en devolución sus depósitos en moneda de origen, dado que los mismos violan derechos constitucionales. A la fecha se desconoce el resultado final y el monto de dichas demandas.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

Con fecha 26 de octubre de 2004 la Corte Suprema de Justicia de la Nación emitió un fallo en un juicio por un reclamo por la devolución de un depósito en la moneda de origen, convalidando por el voto de cinco de sus miembros la pesificación de los depósitos a la relación $1,40 por dólar estadounidense más el ajuste del CER.

Conversión de Deuda Pública Provincial

Mediante Decreto 1579/02, el Poder Ejecutivo dispuso que el Fondo Fiduciario para el Desarrollo Provincial asumiera las deudas provinciales instrumentadas en la forma de Títulos Públicos, Letras del Tesoro o Préstamos emitiendo Bonos Garantizados para ofrecerlos en pago de las deudas que mantienen las provincias con entidades bancarias y financieras.

Unidad de Reestructuración del Sistema Financiero

Mediante Decreto 1262 del 22 de mayo de 2003, el Poder Ejecutivo dispuso la creación de la Unidad de Reestructuración del Sistema Financiero ("URSF"), la que tiene por objeto definir la estrategia de reestructuración del sistema financiero.

Los impactos generados por estas circunstancias sobre la situación patrimonial y financiera de la Entidad al 31 de marzo de 2005 se reconocieron de acuerdo con las normas establecidas por el BCRA y con las mejores estimaciones realizadas por la Gerencia de la Entidad A la fecha de emisión de los presentes estados contables, no es posible prever la evolución futura de la situación económica nacional ni sus consecuencias sobre la posición económica y financiera del Banco. En consecuencia, los presentes estados contables deben ser leídos a la luz de estas circunstancias..

2. PLAN INTEGRAL DE REESTRUCTURACION DE DEUDA FINANCIERA

Debido a los adversos cambios de significativa materialidad ocurridos durante el año 2002 en el país (Nota 1) y en especial la incidencia de los mismos en el sistema financiero, el Directorio del Banco decidió, con fecha 15 de agosto de 2002, iniciar un proceso de reestructuración de su deuda correspondiente a los siguientes capitales: i) Obligaciones negociables emitidas en el exterior por aproximadamente miles de pesos 2.849.254 y ii) Préstamos recibidos de bancos y otras entidades del exterior por aproximadamente miles de pesos 889.551, ambas cifras al 31 de diciembre de 2003.

En función de tal proceso de reestructuración y con la intención de brindar un tratamiento equitativo a los distintos acreedores involucrados, se decidió igualmente postergar, a partir del 16 de agosto de 2002, el pago de servicios de capital, interés y cualquier otro concepto vinculado a la deuda de que se trata, hasta tanto la misma fuese exitosamente reestructurada. Tal situación fue informada al BCRA, Comisión Nacional de Valores (CNV) y Bolsa de Comercio de Buenos Aires con fecha 16 de agosto de 2002.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

Con fecha el 14 de agosto de 2003, el Banco efectuó el lanzamiento de la Oferta para todas sus series de obligaciones negociables y la totalidad de la deuda bancaria.

El 29 de diciembre de 2003 venció la recepción de ofertas al canje, aceptando el Banco todos los títulos existentes ofrecidos válidamente ante el cumplimiento de las condiciones para las ofertas de canje del Banco y la reestructuración simultanea de la totalidad de su deuda pendiente de pago con los acreedores bancarios. Con fecha 14 de enero de 2004 se efectuó la liquidación de la misma.

El monto de capital total final de títulos existentes al 29 de diciembre de 2003 ofrecido válidamente fue de miles de pesos 2.662.242, que representan aproximadamente 93% del monto del capital total de los títulos existentes a dicha fecha en circulación.

De los miles de pesos 889.551 en monto de capital total de deuda bancaria existente pendiente al 29 de diciembre de 2003, el 100% participó en la reestructuración de la misma.

Al 31 de diciembre de 2003, el Banco ha registrado: i) el impacto positivo por quitas de capital en el rubro Ingresos Financieros, en las líneas "Resultado reestructuración obligaciones negociables" y "Resultado reestructuración préstamos financieros", por miles de pesos 231.998 y 254.404, respectivamente, ii) la disminución de intereses devengados en el ejercicio 2003 regularizando el rubro Egresos Financieros por miles de pesos 209.280, iii) la disminución de intereses correspondientes al ejercicio 2002 en el rubro Utilidades Diversas por miles de pesos 88.016 y; iv) la constitución de una previsión de pasivo por miles de pesos 59.271 por la cláusula de Stock Appreciation Right ("StARS") comprendida en la emisión de ON y facilidades garantizadas a mediano plazo.

De conformidad con los compromisos asumidos, se constituyó un fideicomiso bajo la ley Argentina mediante un Contrato de Fideicomiso celebrado entre el Banco y ABN AMRO Bank NV, sucursal Argentina, transfiriendo el Banco como fiduciante con fecha 24 de diciembre de 2003, los correspondientes BODEN 2012 y Préstamos Garantizados del Gobierno Nacional. El Fideicomiso mantendrá los citados activos para beneficio de los tenedores de títulos de deuda garantizada y deuda financiera garantizada. El único objeto del Fideicomiso es garantizar el pago de intereses y capital adeudados respecto de la deuda financiera reestructurada garantizada, conformando sus activos exclusivamente BODEN, préstamos garantizados por el gobierno y el producido derivado de los mismos.

Con posterioridad al 14 de enero de 2004, fecha de liquidación de la operación de canje, el Banco continuó efectuando canjes de obligaciones negociables a tenedores que se adhirieron a la oferta en forma tardía. Al 31 de marzo de 2005 dichos canjes alcanzaron en valor nominal miles de US$ 6.558 y miles de Euros 8.469.

A la fecha de los presentes estados contables, el Banco ha honrado el vencimiento de la primera cuota de amortización de la Deuda Garantizada, el que se efectuó el 3 de agosto de 2004.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

3. COMPENSACIONES DEL GOBIERNO NACIONAL A ENTIDADES FINANCIERAS

3.1. PESIFICACIÓN ASIMÉTRICA

Mediante Decreto 905, el Gobierno Nacional dispuso la emisión de "Bonos Compensatorios del Gobierno Nacional" para compensar a las entidades financieras los efectos patrimoniales negativos generados por la transformación a pesos, a diferentes relaciones de cambio, de los créditos y obligaciones denominados en moneda extranjera conforme a lo establecido por la Ley 25561, el Decreto 214 y sus normas modificatorias o complementarias y para cubrir la diferencia negativa en la posición neta entre activos y pasivos denominados en moneda extranjera resultante de su transformación a pesos conforme lo establecido por las normas precedentemente referidas, facultando al BCRA para determinar la reglamentación.

Mediante Comunicación "A" 4074, el BCRA dispuso la rectificación de la información requerida en los términos de la Comunicación "A" 3825, con el fin de contemplar los efectos producidos por el reintegro de excesos de conversión a pesos dispuesto por Comunicación "A" 4043.

Luego de sucesivas presentaciones originadas en observaciones formuladas por la Superintendencia de Entidades Financieras y Cambiarias y recomendaciones del Ministerio de Economía de la Nación, el 6 de abril de 2005, el Directorio del Banco decidió consentir la decisión del BCRA, la que da como resultado una disminución en el valor de la compensación de aproximadamente miles de pesos 47.201 al 31 de marzo de 2005. A tal efecto, en los presentes estados contables intermedios se registró dicha suma como incremento del pasivo con el BCRA, con contrapartida en previsiones pasivas por miles de pesos 30.000 y miles de pesos 17.201 imputados a Ajuste de Resultados de Ejercicios Anteriores, en razón de correcciones en las estimaciones oportunamente efectuadas (Nota 41).

La última presentación que efectuó el Banco respecto al requerimiento informativo de los artículos 28 y 29 del Decreto 905 - Compensación a Entidades Financieras, fue la siguiente:

- Compensación Bono del Gobierno Nacional en US$ 2012 (art. 29 inc. b, c y d): bono compensatorio - diferencia entre activos y pasivos pesificados a $1,00 por el diferencial del tipo de cambio $ 0,40, convertido a $1,40 por dólar estadounidense -: miles de US$ 380.989,9.

- Cobertura Bono del Gobierno Nacional en US$ 2012 (art. 29 inciso e). Bono cobertura – diferencia entre activos y pasivos en dólares estadounidenses, neto del bono compensatorio: miles de US$ 812.531,1.

Con el ajuste dispuesto por el BCRA, y la aceptación por parte del Directorio del Banco, la nueva compensación alcanzaría a miles de US$ 360.810,9 (Compensación) y miles de US$ 832.827,0 (cobertura).

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

En septiembre de 2002 el BCRA acreditó miles de US$ 344.050 en BODEN 2012, quedando en resguardo de emisión la diferencia con respecto al derecho de compensación solicitado.

A efectos de los presentes estados contables, se han registrado: i) en el rubro Títulos Públicos y Privados - Tenencias en cuentas de inversión - los BODEN 2012 acreditados por el BCRA, ii) en Otros Créditos por Intermediación Financiera - Compensación a recibir del Gobierno Nacional - En Moneda Extranjera - el derecho a percibir los bonos compensación y cobertura, iii) en Créditos Diversos - Depósitos en Garantía - bonos entregados en garantía de Obligaciones Negociables y facilidades a Bancos garantizadas, y iv) en Otras Obligaciones por Intermediación Financiera - Banco Central de la República Argentina - Otros, la obligación a asumir en contrapartida del Bono Cobertura.

3.2. INDEXACIÓN ASIMÉTRICA

Mediante Ley 25796, reglamentada por Decreto 117/04 se estableció un mecanismo de compensación a las entidades financieras de los efectos generados por la aplicación, sobre algunos de sus activos, del Coeficiente de Variación Salarial (CVS), y sobre algunos de sus pasivos, del Coeficiente de Estabilización de Referencia (CER).

En caso que dicha diferencia sea positiva el Estado Nacional deberá colocar un bono a las entidades financieras a un valor técnico igual a esa diferencia. En caso de que la diferencia sea negativa, las entidades financieras deberán restituir al Estado Nacional los "Bonos del Gobierno Nacional en pesos a tasa variable 2013" por el monto de dicha diferencia.

El articulo 12 del decreto 117/04 establece que el mecanismo de compensación descripto será asimismo de aplicación respecto de las carteras de créditos que hayan sido originadas por entidades financieras, y luego cedidas a fideicomisos hasta el 31 de enero de 2002, en cuyo caso el mecanismo será de aplicación respecto de las entidades financieras que sean tenedoras, a dicha fecha, de títulos de deuda o de certificados de participación del fideicomiso respectivo, por hasta el monto de la cartera originada y cedida.

El BCRA, mediante Comunicación "A" 4114, resolvió que las entidades financieras debían manifestar su adhesión hasta el 30 de abril de 2004 al régimen de compensación instaurado, incorporando ciertos aspectos de incertidumbre en cuanto a la metodología del cálculo de la compensación en cuestión, específicamente en cuanto al cálculo de la vida promedio ponderada (punto 1.a.d.) y el alcance de la hipótesis prevista en el primer párrafo del artículo 4° del Anexo II del Decreto 117/04.

Con fecha 22 de abril de 2004 las distintas asociaciones que agrupan a las entidades financieras, compartiendo la incertidumbre que generan las reglamentaciones emitidas, remitieron sendas notas al Ministerio de Economía y al BCRA requiriendo que se clarifique el procedimiento que utilizará el Gobierno para el cálculo de la compensación que nos ocupa, a cuyo fin solicitaron entre otros aspectos, la necesidad de disponer explícitamente la metodología de cálculo y la forma en que se determina la fecha de cese de la compensación,

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

según lo establece el artículo 4° del Anexo II del Decreto 114/04, elementos necesarios para evaluar la conveniencia o no de la adhesión al régimen.

El 3 de mayo de 2004 se publicó en el Boletín Oficial la Resolución N° 302/04 del Ministerio de Economía y Producción, mediante la cual se aprobó la metodología de cálculo a ser utilizada por la Secretaría de Finanzas para la determinación de la cantidad de "Bonos del Gobierno Nacional en pesos a tasa variable 2013" a entregar a las entidades financieras que adhieran al Régimen de compensación creado por la Ley 25796.

Mediante nota N° 194 de fecha 18 de mayo de 2004, el Banco ha informado su no adhesión a este régimen, manifestando ante el BCRA, su voluntad de ser compensado por los efectos patrimoniales negativos que se deriven de la aplicación del CVS a ciertos activos pesificados y la asimétrica aplicación del CER a ciertos pasivos, haciendo expresa reserva de sus derechos de pleno resarcimiento.

Al cierre de los presentes estados contables intermedios el Banco mantiene registrados en cuentas de orden la contingencia activa por miles de pesos 81.645 por los derechos detallados precedentemente.

4. PLAN DE SANEAMIENTO Y REGULARIZACION

Mediante resolución N° 213/02, el Directorio del Banco Central de la República Argentina requirió al Banco Hipotecario SA la presentación de un Plan de Regularización y Saneamiento en los términos del artículo 34 de la ley de Entidades Financieras N° 21526 y modificatorias, el cuál debe contemplar la adopción de medidas necesarias para recomponer la posición de liquidez de la entidad.

Con fecha 17 de abril de 2002, el Banco presentó al Banco Central de la República Argentina el plan de Regularización y Saneamiento.

El 21 de agosto de 2002 se presentaron al Banco Central nuevas proyecciones financieras e informaciones complementarias que contemplaron los cambios en el contexto económico posteriores al 17 de abril de 2002; la variación entre los saldos reales y los proyectados al 31 de mayo de 2002; el estado de las refinanciaciones de los vencimientos del año 2002; el estado de la renegociación comprensiva de los pasivos en el segundo semestre de 2002 (reestructuración de deuda), la síntesis de las proyecciones financieras modificadas, y la reposición de las sumas adeudadas al BCRA, según lo referido en el considerando 9 de la Resolución N° 213/02 del Directorio de esa Institución.

Por resolución N° 227 del 29 de mayo de 2003, el Directorio del BCRA le solicitó al Banco Hipotecario SA la reformulación del Plan de Regularización y Saneamiento vigente, a fin de que contemple la adecuación de las proyecciones de liquidez y la adopción de las medidas necesarias para salvaguardar su solvencia.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

El 18 de junio de 2003, el Banco presentó al Ente Rector la reformulación solicitada, en la cuál se expusieron los siguientes puntos: i) avances en las gestiones tendientes a la reestructuración de deuda externa, ii) peticiones para cancelar asistencias mediante la afectación de BODEN 2012 recibidos de deudores hipotecarios, iii) plan de reducción de gastos, iv) adhesión al procedimiento establecido por el art. 8 del Decreto 739/03 para la cancelación de dicha asistencia, con la alternativa prevista en el art. 3 del Decreto 1262/03 y v) ciertos análisis sobre los estados contables al 31de diciembre de 2002.

Con fecha 27 de octubre de 2004 mediante Resolución N° 269 del Superintendente de Entidades Financieras y Cambiarias, se dio por cumplido el Plan de Regularización y Saneamiento presentado por el Banco en virtud de lo dispuesto por Resoluciones N° 213/02 y 227/03 del Directorio del BCRA.

Dicha resolución fue tomada teniendo en cuenta las siguientes consideraciones:

- Finalización exitosa de la reestructuración de la deuda externa y comienzo de la amortización de los servicios de la nueva deuda.
- Conformidad de la URSF respecto al cronograma de cancelación de las asistencias otorgadas por el BCRA y el comienzo de las amortizaciones correspondientes.
- Encarado un programa de transformación y reorganización que comprende el desarrollo de procesos y sistemas para la implementación de negocios orientados a la banca universal.
- Implementado diversas acciones tendientes a su reconversión, tales como: i) puesta en marcha de un nuevo sistema, ii) lanzamiento al mercado de las líneas de préstamos corporativos, personales y de tarjeta de crédito, iii) captación de operaciones pasivas minoristas, iv) colocación de la primera serie de Cédulas Hipotecarias Argentinas.
- Presentación durante el año 2004 de amplios excesos en relación al cumplimiento de la normativa vigente sobre Capitales Mínimos.
- El resultado del primer semestre del año 2004 mostró una utilidad de 161,6 millones de pesos (9,6% del PN al inicio del ejercicio) como consecuencia de una mejora en el margen de intermediación financiera, revirtiendo los márgenes negativos de los años 2002 y 2003.
- El balance de saldos correspondiente a septiembre de 2004 presentado en cumplimiento del régimen informativo arrojó una ganancia de 223,4 millones de pesos (13,3% del PN inicial).
- Al 22 de octubre de 2004 se muestran elevados niveles de liquidez operativa, siendo los recursos líquidos equivalente al triple de la totalidad de los depósitos y representan un 16% de los principales pasivos.
- Durante el ejercicio 2004 no se registraron deficiencias en la relación técnica de efectivo mínimo, tanto en la posición en pesos como en moneda extranjera, mostrando elevados niveles de excesos.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

5. TRATAMIENTO ASISTENCIAS OTORGADAS POR EL BCRA

Mediante Decreto 739/03, del Poder Ejecutivo y Comunicación "A" 3941 del BCRA, se dispuso que las entidades financieras que lo soliciten procederán a la cancelación de los saldos de redescuentos y adelantos vigentes a la fecha del citado Decreto y concedidos en el marco del artículo 17 de la Ley 24144 y sus modificatorias, en un plazo máximo de 70 cuotas.

Posteriormente, el Poder Ejecutivo emitió el Decreto 1262/03, estableciendo que podrán modificarse las condiciones de amortización de los redescuentos, ampliando el plazo máximo hasta ciento veinte (120) cuotas, las que deberán ser equivalentes cada una a un porcentaje no inferior al 0.40% del capital ajustado.

Con fecha 11 de septiembre de 2003, reformulado el 4 de febrero de 2004, el Banco presentó al BCRA un cronograma de cancelación de su deuda, que en concepto de redescuento, se mantiene con el Ente Rector, de conformidad con lo preceptuado por el artículo 3° del Decreto N° 1262/03, así como también un plan de transformación y reorganización para fortalecer la eficiencia y viabilidad del Banco.

Dicho cronograma fue elaborado partiendo de los saldos de redescuentos y adelantos otorgados por el BCRA al 28 de marzo de 2003, alcanzando a la citada fecha a miles de pesos 391.101, afectando como garantía de las asistencias brindadas, Préstamos Garantizados, que considerados a su valor técnico conservan un aforo no inferior al 125%. En la citada presentación, se contempla la cancelación de la deuda en un plazo máximo de 89 meses contados a partir del mes de marzo de 2004.

Mediante Resolución N° 3 del 5 de febrero de 2004, la Unidad de Reestructuración del Sistema Financiero autorizó al BCRA a modificar las condiciones de amortización de las asistencias establecidas en el inciso b) del artículo 9 del Decreto 739/03, adecuadas por el Banco de conformidad con el cronograma en el párrafo anterior.

Mediante Comunicación "A" 4268, el BCRA dispuso que las entidades financieras que mantengan deudas por asistencias recibidas en el marco del artículo 17 de la Carta Orgánica y se encuentren financiadas de acuerdo con lo previsto en los Decretos 739/03 y 1262/03, podrán efectuar anticipos destinados a su cancelación hasta el total de esa asistencia crediticia.

Mediante Resolución N° 308 del 4 de noviembre de 2004, el Directorio del BCRA dispuso que Banco Hipotecario SA precancele previamente a toda operación de compra o cancelación de deuda externa, asistencia otorgada por el Ente Rector.

En tal sentido, con fecha 11 de noviembre y 1 de diciembre de 2004, se procedió a precancelar asistencia financiera otorgada por el BCRA por miles de pesos 10.000 y 30.000, respectivamente, con el objeto de precancelar deuda externa reestructurada.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

Con fecha 20 de enero y 25 de febrero de 2005, el Banco se presentó a las licitaciones dispuestas por el BCRA de acuerdo con los lineamientos de las Comunicaciones "A" 4268 y 4282, siendo aceptadas las sumas de miles de pesos 63.759 y miles de pesos 16.924, respectivamente, como cancelación de la deuda refinanciada oportunamente.

A la fecha de emisión de los presentes estados contables, el Banco no solo ha honrado los vencimientos de capital e intereses, de acuerdo con el cronograma mencionado, sino que además, el 3 de mayo de 2005 procedió a cancelar el total del monto adeudado (Nota 47.3.).

6. EXPOSICION AL SECTOR PÚBLICO NO FINANCIERO

El Banco mantiene registrado en sus estados contables activos con el Sector Público no Financiero que alcanzan miles de pesos 4.754.619, de los cuales 99,22% se encuentran en situación performing no estando sujetos a la reestructuración de la deuda encarada por el Gobierno Nacional.

El detalle de los mismos es el siguiente:

a) Títulos Públicos por miles de pesos 625.124 correspondientes a nuevos instrumentos emitidos por el Gobierno Nacional que no se encontraban sujetos al proceso de reestructuración (BODEN 2012 miles de pesos 198.744, BODEN 2007 miles de pesos 39.404, BODEN 2008 miles de pesos 91.139, BOCON PRE 8 miles de pesos 57.240, BOGAR miles de pesos 204.427, BOCON PRO 12 miles de pesos 33.749, BOCON PRE V miles de pesos 237, BOCON PRO VII miles de pesos 184).
b) Títulos Públicos por miles de pesos 37.001 alcanzados por el canje de deuda soberana efectuado por el Gobierno Nacional, de los cuales corresponden a Letras Externas miles de pesos 33.161. El Banco ha manifestado su intención de intervenir en el citado canje de deuda solicitando Bonos de Descuento en pesos ajustables por CER por las letras externas y Bonos Par en pesos ajustables por CER para el resto de las tenencias.
c) Préstamos Garantizados del Gobierno Nacional por miles de pesos 726.911, siendo el origen de los mismos, el canje de títulos públicos dispuesto por Decreto 1387/01, aceptados por cancelación de préstamos hipotecarios en situación irregular y adquiridos en el mercado. Los mismos se encuentran contabilizados en el rubro Préstamos.
d) Préstamos al sector público no financiero provincial y municipal por miles de pesos 128.040.
e) Derechos a recibir BODEN 2012 (cobertura y compensación) de acuerdo con los artículos 28 y 29 del Decreto 905/02 por miles de pesos 2.614.915.
f) Créditos Diversos por miles de pesos 622.628, correspondientes a los activos transferidos al fideicomiso que garantiza los bonos y facilidades garantizadas provenientes del canje de deuda, de los cuales corresponden a Préstamos Garantizados del Gobierno Nacional por miles de pesos 9.196 y BODEN 2012 por miles de pesos 479.517 y BODEN 2012 depositados en garantía de las operaciones de swap de moneda por miles de pesos 133.915.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

Por otra parte, los pasivos hacia el BCRA registrados al 31 de marzo de 2005, alcanzan a miles de pesos 2.228.922, siendo las acreencias relacionadas con: i) adelantos y redescuentos por razones de iliquidez refinanciados incluidos en el matching dispuesto por Decreto 1262/02 por miles de pesos 277.642 y adelantos para suscribir BODEN 2012 de acuerdo con los artículos 28 y 29 del Decreto 905/02 por miles de pesos 1.951.280.

La exposición neta con el Sector Público, sin considerar activos líquidos en cuentas habilitadas en BCRA, asciende a miles de pesos 2.525.697 y miles de pesos 2.526.498 al 31 de marzo de 2005 y al 31 de diciembre de 2004.

Tal como se menciona en la Nota 5, de acuerdo con lo dispuesto por el Decreto 1262/03, la Unidad de Reestructuración del Sistema Financiero autorizó al BCRA a modificar las condiciones de amortización de las asistencias otorgadas oportunamente de acuerdo al cronograma presentado. A través del procedimiento descripto en las citadas disposiciones, se han afectado en garantía de esta obligación, tenencia de préstamos garantizados y dichas asistencias se amortizarán con el producto del cobro de los mencionados activos. La vida promedio de los préstamos garantizados afectados en garantía es superior al plazo solicitado de refinanciación de los citados adelantos.

El Banco tiene la intención de afectar la cartera de activos del sector público descriptos, en garantía a la aplicación del adelanto para financiar la suscripción de bonos cobertura, tal como lo indica el artículo 29 del Decreto 905/02.

La citada intención fue puesta de manifiesto mediante notas del 26 de agosto y 28 de diciembre de 2004, en las que se le informaba al BCRA que el Banco había reservado Bonos Garantizados por un valor nominal de 126.675.947 y Préstamos Garantizados de libre disponibilidad por un valor nominal de 109.391.930 para integrar la garantía del adelanto del BCRA destinado a financiar la suscripción de los bonos cobertura que le corresponden (art. 29, inc. f) y g) del Decreto 905/02).

Por otra parte, el Decreto 905/02, prevé en su artículo 17 que cada entidad financiera tendrá derecho a precancelar total o parcialmente los adelantos recibidos para la suscripción de bonos, utilizando para ello, la totalidad o en su caso, la parte equivalente de los activos afectados en garantía tomados al valor en que se encontraban registrados al momento de otorgarse el adelanto, con más su devengamiento hasta la fecha de su cancelación, menos lo efectivamente cancelado, en el supuesto de falta de pago de capital o intereses por el Estado Nacional por un plazo superior a 30 días de la fecha de vencimiento respectiva, de los bonos previstos en el capítulo II (BODEN) o de los títulos indicados en los incisos b) y c) del artículo 15 (préstamos garantizados y BOGAR).

Adicionalmente, mediante Comunicación "A" 3911, complementarias y modificatorias, el BCRA resolvió que los activos entregados en garantía de adelantos otorgados para la suscripción de los bonos previstos en el Decreto 905/02, ratificado por el artículo 71 de la Ley 25827, podrán excluirse del tratamiento de valuación

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

contable a valor presente, técnico o teórico (ver Notas 10.4. y 10.5.) a opción definitiva de las entidades, por parte o por el total de los adelantos, atento las previsiones del artículo 17 del mencionado Decreto, en cuyo caso serán registrados por el valor admitido a los fines de la constitución de garantías.

Atento a lo descripto precedentemente, la alta exposición del Banco al Sector Público no Financiero, debe ser contemplada a la luz de los pasivos contraídos con el BCRA.

7. PLAN DE NEGOCIOS Y PROYECCIONES

El 31 de marzo de 2005 y de acuerdo con lo establecido por la Comunicación "A" 4299, se presentó ante el BCRA el Plan de Negocios para el período 2005 - 2007, el cual se concentra en la consolidación del nuevo modelo de una banca universal construida sobre la tradicional franquicia del negocio hipotecario, según el siguiente esquema de objetivos y metas:

1) Posicionamiento para capturar mayor participación de mercado.

- Adquisición de una entidad financiera.
- Desarrollo de una plataforma de ventas.
- Apertura de canales alternativos de comercialización.
- Concentración y estabilización de la solución tecnológica.

2) Desarrollo de nuevos productos y servicios.

- Préstamos al consumo.
- Préstamos corporativos.
- Financiamiento estructurado.
- Comercio Exterior.
- Tarjetas de crédito.
- Banca transaccional.
- Seguros no relacionados.
- Otros servicios para individuos y medianas empresas.

3) Expansión de ingresos provenientes de la actividad tradicional.

- Nuevos seguros vinculados a la vivienda.
- Actividades de administración de cartera de terceros.
- Financiamiento estructurado para proyectos de vivienda.
- Nuevas estructuras de créditos con garantía hipotecaria.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

4) Acciones conducentes a una posición balanceada de largo plazo entre activos y pasivos.

- Prudente política de administración de liquidez.
- Administración conservadora de los riesgos identificados como prioritarios.
- Esfuerzos de cobertura financiera.

8. SISTEMA DE REFINANCIACIÓN HIPOTECARIA - LEY 25798.

El 22 de junio de 2004 el Banco manifestó su adhesión al Sistema de Refinanciación Hipotecaria y certificó que la cantidad de mutuos elegibles incluidos en el Sistema ascendía a 13.225 por un importe total de miles de pesos 218.335, comprendiendo miles de pesos 193.619 el monto a refinanciar a febrero de 2004 de acuerdo con los términos de la Ley 25798 - Capítulo I. Simultáneamente First Trust of New York National Association, fiduciario del Fideicomiso BHN Master Mortgage Trust, manifestó su adhesión al Sistema certificando 228 mutuos elegibles incluidos por un importe total de miles de pesos 6.297, comprendiendo miles de pesos 6.239 el monto a refinanciar a febrero de 2004 de acuerdo con los términos de la Ley 25798. Dichos créditos fueron titulizados, y el beneficiario total del producido de los mismos es Banco Hipotecario SA.

Una vez perfeccionado el sistema previsto en la Ley, el Banco tendrá derecho a percibir bonos emitidos por el fiduciario por: i) 60% de los montos impagos títulos con vencimiento el 1 de noviembre de 2006 y ii) 40% restante títulos con vencimiento el 1 de noviembre de 2014.

A efectos de los presentes estados contables el Banco no ha registrado contablemente los derechos adquiridos provenientes de la implementación del presente sistema.

9. BANCO HIPOTECARIO SOCIEDAD ANONIMA

La Ley 24855, sancionada el 2 de julio de 1997, promulgada por el Poder Ejecutivo Nacional (PEN) mediante Decreto 677 del 22 de julio de 1997 y el Decreto reglamentario 924/97 declaró al Banco Hipotecario Nacional "sujeto a privatización" en los términos de la Ley 23696 y dispuso que el PEN proceda a su transformación en sociedad anónima. La nueva Entidad que surja de esta transformación actuará bajo la denominación "Banco Hipotecario Sociedad Anónima" y como banco comercial bajo el régimen de la Ley 21526 y sus modificatorias y reglamentarias y continuará, con los alcances previstos en la normativa, con los derechos y obligaciones de su predecesor.

La Ley 24855 y su Decreto reglamentario disponen que Banco Hipotecario Sociedad Anónima deberá atender por un plazo de 10 años a partir de la promulgación de la ley, entre otras, las actividades de financiación de la construcción y/o adquisición de viviendas en todo el territorio nacional. Además deberá mantener líneas de

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

crédito destinadas a la financiación de la construcción de viviendas en pequeñas localidades del país por un monto equivalente al 10% del total de créditos que otorgue para la construcción.

Banco Hipotecario Sociedad Anónima cuenta con un capital social de miles de pesos 1.500.000, totalmente suscripto e integrado, representado por 150.000.000 de acciones ordinarias escriturales clases A, B, C y D de valor nominal $10 cada una y un voto por acción, con excepción del derecho especial de voto múltiple previsto para las acciones Clase D determinado en su estatuto social.

Con fecha 2 de febrero de 1999 el Banco de la Nación Argentina, en su carácter de fiduciario del Fideicomiso de Asistencia al Fondo Fiduciario Federal de Infraestructura Regional, efectuó la oferta pública combinada de 42.000.000 acciones Clase D ordinarias y 270.000 opciones, representando cada una de estas últimas el derecho a la compra de 100 acciones, debiendo los inversores adquirir una cantidad mínima de acciones clase D para poder ser adjudicatarios de las opciones. Dicho derecho expiró el 2 de febrero de 2004.

Se colocaron en el mercado local de capitales, con la autorización de la Comisión Nacional de Valores de la República Argentina, 13.616.606 acciones Clase D y 61.289 opciones y en el mercado internacional de capitales conforme a la Norma 144A bajo la Securities Act de 1933 de los Estados Unidos de América, 28.383.394 ADSs (Acciones Depositadas en Custodia), cada una representativa de una acción Clase D y 208.711 opciones.

Como consecuencia de la conclusión del plazo para el ejercicio de las opciones indicadas precedentemente, con fecha 2 de febrero de 2004 ciertos tenedores de las mismas adquirieron 17.909.500 de acciones clase D.

El siguiente cuadro muestra la composición del capital social, con indicación de las clases de acciones y su valor nominal.

Clase	Acciones	Valor Nominal	Capital Social
A	65.853.444	10	658.534.440
B	7.500.000	10	75.000.000
C	7.500.000	10	75.000.000
D	69.146.556	10	691.465.560
	150.000.000		1.500.000.000

Guillermo G. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

10. BASES DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

Los presentes estados contables han sido preparados de acuerdo con normas contables establecidas por el BCRA mediante Circular CONAU 1, complementarias y modificatorias.

Los estados contables de la entidad predecesora, Banco Hipotecario Nacional, han sido ajustados por inflación conforme a las pautas descriptas en la Comunicación "A" 551 del Banco Central de la República Argentina hasta el ejercicio cerrado el 31 de diciembre de 1994 y preparados de acuerdo con las normas establecidas por Circular CONAU 1. A partir del 1° de enero de 1995, y de acuerdo con la autorización conferida por la Resolución 388 de la Superintendencia de Entidades Financieras y Cambiarias del Banco Central de la República Argentina, se discontinuó la aplicación del ajuste por inflación de los estados contables hasta el 31 de diciembre de 2001. A partir del 1 de enero de 2002, y como consecuencia de la aplicación de la Comunicación "A" 3702, basada en la derogación de toda norma legal y reglamentaria que impedía la reexpresión de saldos contables a moneda de cierre, el Banco reanudó la aplicación del ajuste por inflación, siguiendo el método de reexpresión establecido por la Resolución Técnica N° 6 de la Federación Argentina de Consejos Profesionales en Ciencias Económicas (FACPCE) utilizando el coeficiente de ajuste derivado del índice de precios internos al por mayor publicado por el Instituto Nacional de Estadísticas y Censos (INDEC). Asimismo, se ha considerado que las mediciones contables por el cambio en el poder adquisitivo de la moneda entre el 31 de diciembre de 1994 y 2001, se encuentran expresadas en moneda de esta última fecha.

Con fecha 25 de marzo de 2003, el Poder Ejecutivo Nacional emitió el Decreto 664 que establece que los estados contables de ejercicios que cierran a partir de dicha fecha sean expresados en moneda nominal. En consecuencia, y de acuerdo con la Comunicación "A" 3921 del BCRA, se discontinuó la reexpresión de los estados contables a partir del 1 de marzo de 2003.

El Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires aprobó las Resoluciones Técnicas N° 16 "Marco conceptual de las normas contables profesionales"; N° 17 "Normas contables profesionales: desarrollo de cuestiones de aplicación general"; N° 18 "Normas contables profesionales: desarrollo de algunas cuestiones de aplicación particular", N° 19 "Modificaciones a las Resoluciones Técnicas N° 4, 5, 6, 8, 9, 11 y 14", N° 20 "Instrumentos derivados y operaciones de cobertura" y N° 21 "Valor patrimonial proporcional - Consolidación de estados contables - Información a exponer sobre partes relacionadas", a través de sus Resoluciones C 238/01, C 243/01, C 261/01, C 262/01, C 187/02 y M 5/03, respectivamente. Las mencionadas Resoluciones Técnicas y las modificaciones incorporadas, entraron en vigencia para los ejercicios iniciados a partir del 1 de julio de 2002, excepto la última citada cuya fecha de vigencia es el 1 de abril de 2003. A la fecha de emisión de los presentes estados contables el BCRA no ha adoptado estas Resoluciones Técnicas.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

Los principales criterios de exposición y valuación seguidos para su preparación, se describen a continuación:

10.1. Activos y pasivos en moneda extranjera

Se han valuado al tipo de cambio de referencia del dólar estadounidense difundido por el BCRA o en el caso de tratarse de monedas distintas, se convirtieron a dólar estadounidense utilizando los tipos de pase comunicados por la mesa de operaciones del BCRA, vigentes al cierre de las operaciones del último día hábil del período finalizado el 31 de marzo de 2005 y del ejercicio finalizado el 31 de diciembre de 2004.

10.2. Activos en oro y otros metales preciosos

Las tenencias de oro y plata han sido valuadas utilizando la última cotización cierre vendedor registrada en el mercado de Londres, en dólares estadounidenses, neto de los gastos directos de venta y convertidos a pesos al tipo de cambio de referencia del dólar estadounidense difundido por el BCRA vigente al cierre de las operaciones del último día hábil del período finalizado el 31 de marzo de 2005 y del ejercicio finalizado el 31 de diciembre de 2004.

Atento lo dispuesto mediante Comunicación "A" 2290 del BCRA, las tenencias de plata han sido incluidas en el rubro Disponibilidades teniendo en cuenta que: i) cuentan con un valor de mercado que surge de cotizaciones diarias de transacciones relevantes y ii) son amonedados o conforman "barras de buena entrega" de acuerdo con la normativa contemplada por el Ente Rector.

10.3. Devengamiento de intereses y ajustes de capital (CER y CVS)

El devengamiento de intereses para la totalidad de las operaciones activas y ciertas operaciones pasivas, en moneda nacional y en moneda extranjera y cuyo lapso de vigencia supere los noventa y dos días se ha efectuado siguiendo el método exponencial, interrumpiéndose el devengamiento de intereses para préstamos cuya mora supera los noventa días.

Los ajustes de capital por aplicación del CER y CVS fueron devengados de acuerdo con normas emitidas por el BCRA, interrumpiéndose el devengamiento de los mismos para préstamos cuya mora supera los noventa días.

10.4. Títulos públicos y privados

Con cotización - Del país y del exterior:

Los títulos clasificados en las cuentas de "Tenencias para operaciones de compra-venta o intermediación" "Inversiones en títulos privados con cotización" e "Instrumentos emitidos por el BCRA" se han valuado de acuerdo al valor de cotización al último día de operaciones del período o ejercicio según corresponda.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

Los Bonos del Gobierno Nacional BODEN en US$ 2012 clasificados en las cuentas de "Tenencias en cuentas de inversión" se han incorporado por su valor técnico, de acuerdo con los considerandos establecidos en la Comunicación "A" 3785, complementarias y modificatorias. Al fin de cada período o ejercicio, según corresponda, se acrecientan en función de los intereses devengados según las condiciones de emisión. El nuevo saldo en moneda extranjera se convierte a pesos según el tipo de cambio de referencia publicado por el BCRA.

Los títulos públicos nacionales originalmente emitidos en moneda extranjera y bajo legislación local, han sido pesificados a la relación $1,40 por dólar estadounidense, de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias.

Los títulos públicos nacionales originalmente emitidos en moneda extranjera no alcanzados por la pesificación, se encontraban registrados al 31 de diciembre de 2004 a su valor contable al 31 de diciembre de 2003, de acuerdo con las disposiciones de la Comunicación "A" 3911, complementarias y modificatorias.

Sin cotización - Del país:

Se encuentran registrados "Bonos Garantizados", emitidos por el Fondo Fiduciario para el Desarrollo Provincial recibidos en el marco del Decreto N° 1579/02, Resolución 539/02 del Ministerio de Economía y normas complementarias. Los mismos han sido valuados a su valor contable promedio (para aquellos títulos que serán afectados a garantía para la suscripción de bonos cobertura) o valor presente o técnico el menor (para los restantes títulos), ambos criterios de acuerdo con los lineamientos expresados en la Comunicación "A" 3911, complementarias y modificatorias.

Los títulos públicos ofrecidos al canje de deuda soberana fueron expuestos en las cuentas habilitadas de acuerdo con las especies a recibir según los lineamientos de la Comunicación "B" 8450. En cuanto a la valuación de los mismos se aplicaron los criterios expresados en la Comunicación "A" 4270, complementarias y modificatorias, y corresponden para los Bonos con Descuento, al menor valor que resulta de comparar la suma del flujo de fondos nominal hasta el vencimiento, según las condiciones de emisión de los nuevos títulos y el valor contable de los títulos ofrecidos, equivalente al valor presente de los Bonos Garantizados. En tanto que los Bonos Par han sido valuados a su valor de cotización al 31 de marzo de 2005.

10.5. Préstamos

La cartera de préstamos en situación regular y cuya mora no supere los noventa días se encuentra valuada por los capitales efectivamente prestados, más los intereses capitalizados, netos de amortizaciones de capital percibidas y reconsideraciones de saldos de deuda, más ajustes (CER y CVS, en los casos que

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

corresponda) e intereses devengados a cobrar y deducida la previsión estimada para cubrir riesgos de incobrabilidad.

Los préstamos garantizados Decreto 1387/01 se han valuado de acuerdo con los lineamientos de la Comunicación "A" 3911, complementarias y modificatorias, de la siguiente manera:

i) los que se encuentran afectados al matching a su valor presente (flujo de fondos según condiciones contractuales, descontados a las tasas de interés dispuestas por el BCRA) o a su valor técnico (importe, actualizado, de corresponder por CER, más intereses devengados según condiciones contractuales), el menor. Ese valor ha sido comparado con el valor teórico (valor contable al 28 de febrero de 2003, neto de la cuenta regularizadora, más, si correspondiera ajuste por CER). Las diferencias de esta comparación se reflejan en una cuenta regularizadora del activo,

ii) los préstamos que serán afectados en garantía de adelantos otorgados por el BCRA para la suscripción de los bonos cobertura previstos en el Decreto 905/02 a su valor contable promedio establecido por la Comunicación "A" 3756.

Otros préstamos al sector público, no incluidos en el párrafo anterior, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias aplicándose el CER a partir del 3 de febrero de 2002 y estableciendo tasas máximas según lo dispuesto por Decreto 1579/02, en caso de haberse presentado dichos activos al canje provincial (Nota 44).

Los préstamos al Sector Privado no Financiero, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,00 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias aplicándose el CER y CVS a partir del 3 de febrero de 2002 y estableciéndose tasas máximas de acuerdo al prestatario.

10.6. Otros créditos por intermediación financiera

Los créditos hipotecarios individuales cedidos en fideicomiso pendientes de titulización registrados en el presente rubro se han valuado y pesificado siguiendo el criterio expuesto en el punto 10.3. y 10.5.

El importe registrado en la cuenta "Otros no comprendidos en las normas de clasificación de deudores - Compensación a Recibir del Gobierno Nacional" incluye el equivalente en pesos a su valor técnico del derecho a recibir, de acuerdo con los artículos 28 y 29 del Decreto 905, hasta tanto el BCRA acredite el remanente de los BODEN 2012 en dólares estadounidenses solicitados en cumplimiento de dicha disposición (ver Nota 3.1.).

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

El Banco ha efectuado una operación de recompra de sus obligaciones negociables propias mediante un acuerdo de financiación con DePfa Investment Bank Ltd (Nota 21.2.). Bajo dicho acuerdo se han registrado en el activo los derechos a recibir obligaciones negociables propias a su valor de mercado y en el pasivo la financiación recibida del exterior.

Por otra parte, el Banco ha efectuado una operación de total return swap que comprende la adquisición a término de acciones propias. Los derechos sobre dicha adquisición, han sido valuados al precio de mercado del subyacente al cierre del presente período o ejercicio según corresponda (ver nota 21.1).

Los derechos emergentes de operaciones de Swap de moneda efectuadas como cobertura a las obligaciones reestructuradas emitidas en Euros, han sido valuados al valor de cotización de la citada moneda de acuerdo al criterio expuesto en el punto 10.1.

Los certificados de participación en fideicomisos financieros se encuentran valuados a su valor patrimonial proporcional.

Los títulos de deuda en fideicomisos financieros se encuentran valuados a su valor nominal, actualizados por CER en los casos que corresponda, más intereses devengados hasta el cierre del período o ejercicio según corresponda.

Las operaciones de swap de moneda efectuadas como cobertura de la exposición del Banco en obligaciones denominadas en pesos ajustables por CER, sin transferencia del principal, han sido valuadas de acuerdo con la posición neta activa o pasiva en virtud de la evolución de los subyacentes a las mismas (CER más 2% para el activo) y variación dólar estadounidense más intereses pactados para el pasivo (Notas 21.5. y 21.6.).

10.7. Participaciones en otras sociedades

Este rubro comprende principalmente las participaciones que el Banco mantiene en BACS Banco de Crédito y Securitización Sociedad Anónima, BHN Inmobiliaria Sociedad Anónima y BHN Sociedad de Inversión Sociedad Anónima (Nota 32). Al 31 de marzo de 2005 y al 31 de diciembre de 2004, dichas participaciones se encuentran registradas a su valor patrimonial proporcional más, en caso de corresponder, las utilidades no trascendidas a terceros, cuyos montos ascienden a miles de pesos 118.130 y miles de pesos 119.340, respectivamente.

Las citadas participaciones surgen de los estados contables correspondientes al período económico finalizado el 31 de marzo de 2005 y al ejercicio económico finalizado el 31 de diciembre de 2004 de BACS Banco de Crédito y Securitización Sociedad Anónima; a los ejercicios económicos finalizados el 31 de diciembre de 2004 y 2003 de BHN Sociedad de Inversión Sociedad Anónima y de BHN Inmobiliaria Sociedad Anónima.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

Las restantes participaciones se encuentran valuadas al valor de costo o valor estimado de recupero según corresponda, el menor.

10.8 Créditos Diversos

Los BODEN 2012 y Préstamos Garantizados del Gobierno Nacional depositados en garantía, se valúan siguiendo los criterios expuestos en el segundo párrafo del punto 10.4. y segundo párrafo del punto 10.5., respectivamente.

10.9. Bienes de uso y diversos

Estos bienes se encuentran registrados a su valor de costo reexpresados en moneda constante hasta el 28 de febrero de 2003, siguiendo el método expuesto en el segundo y tercer párrafo de la presente nota, neto de las depreciaciones acumuladas calculadas por el método de línea recta en función de la vida útil estimada de los bienes. El costo de los bienes incorporados antes del 31 de diciembre de 1994 se encuentra reexpresado en moneda constante de esa fecha, en tanto que los movimientos posteriores a dicha fecha se encuentran valuados a moneda corriente del período o ejercicio al que corresponden.

El Banco registra en el rubro "Bienes Diversos - Bienes Tomados en Defensa del Crédito", unidades de vivienda ingresadas al patrimonio del Banco en concepto de cancelación de créditos hipotecarios. Los mismos se valúan a su valor de mercado o el valor del crédito neto de previsiones, el menor.

Los valores residuales de los bienes en su conjunto no exceden los valores de utilización económica, excepto por los bienes destinados a la venta, los cuales no superan su valor neto de realización.

10.10. Primas por seguros sobre viviendas, de vida, de desempleo en operaciones de préstamos y otras

La política del Banco es reconocer los ingresos por primas en oportunidad de producirse el devengamiento de la cuota del préstamo respectivo, excepto para aquellos préstamos cuya mora supere los noventa días, en tanto que los cargos por siniestros son imputados a resultados en el período o ejercicio, en que estos ocurren.

En los estados contables se refleja una reserva por miles de pesos 12.013 que se expone en el Patrimonio Neto - Reservas de Utilidades - Otras y una reserva por la actividad de seguros por miles de pesos 10.156 y miles de pesos 10.098 al 31 de marzo de 2005 y al 31 de diciembre de 2004, respectivamente, expuesta en el rubro "Previsiones" del Pasivo (Nota 24).

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

10.11. Bienes intangibles

Corresponde a gastos de organización y desarrollo de sistemas. Los mismos han sido reexpresados en moneda constante hasta el 28 de febrero de 2003 siguiendo el método expuesto en el segundo y tercer párrafo de la presente nota y se amortizan sobre base mensual y por el método de línea recta en función de la vida útil asignada.

10.12. Depósitos

Los depósitos se encuentran valuados a su valor de imposición, más ajustes (CER) e intereses devengados en caso de corresponder. La retribución fija de cada operación se devenga en forma exponencial, en tanto que la retribución variable en el caso de los plazos fijos con cláusula CER en "Cuentas de Inversión" se devenga aplicando la proporción de retribución pactada a la variación positiva en el precio del activo financiero o índice de activos financieros, operada entre el momento de concertación y el cierre de mes.

Los depósitos, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias, aplicándose el CER a partir del 3 de febrero de 2002.

10.13. Otras obligaciones por intermediación financiera

Las obligaciones en dólares estadounidenses emergentes de operaciones de Swap de moneda efectuadas como cobertura a las obligaciones reestructuradas emitidas en Euros, han sido valuadas de acuerdo al criterio expuesto en el punto 10.1.

Las obligaciones, en caso de corresponder, originadas en las operaciones de swap de cobertura de la posición pasiva en pesos ajustables por CER han sido valuadas de acuerdo al criterio expuesto en el punto 10.6.

10.14. Valuación de Opciones

Las primas por opciones de compra lanzadas se han devengado linealmente durante el plazo de duración del contrato.

El saldo de las cuentas que reflejan las obligaciones eventuales asumidas derivadas de las opciones de compra lanzadas se ajustan de acuerdo con el valor de cotización de cierre de las especies transadas y son registradas en cuentas de orden.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

10.15. Previsiones pasivas

El Banco realiza estimaciones sobre contingencias registrándolas en el rubro de Previsiones del Pasivo. Las mismas comprenden diferentes conceptos tales como riesgo de seguro, previsiones por juicios, riesgos no previstos, etc. (Nota 24).

10.16. Indemnizaciones por despido

El Banco no constituye previsiones para cubrir el riesgo de las indemnizaciones por despido del personal. Las erogaciones correspondientes a este concepto son cargadas a los resultados del período o ejercicio en que se producen.

10.17. Impuesto a las ganancias

De acuerdo con lo establecido en el artículo 28 de la Ley 24855, Banco Hipotecario Sociedad Anónima está alcanzado por el impuesto a las ganancias, excepto para todas las operaciones de crédito para la vivienda concretadas con anterioridad al 23 de octubre de 1997, fecha de inscripción del estatuto en la Inspección General de Justicia.

El Banco reconoce, cuando corresponda, los cargos a resultados y registra una provisión en el pasivo por el impuesto determinado sobre sus operaciones imponibles en el ejercicio fiscal al que correspondan.

10.18. Impuesto a las ganancias mínimas presuntas

Atento a la opción otorgada por el BCRA mediante Comunicación "A" 4295, el Banco ha activado al 31 de marzo de 2005 como crédito fiscal el Impuesto a las ganancias mínimas presuntas ingresado durante el ejercicio 2003 y el monto estimado correspondiente al ejercicio 2004, en base a las proyecciones efectuadas y la factibilidad de recupero del mismo, con contrapartida en Ajuste de Resultados de Ejercicios Anteriores. El criterio adoptado en ejercicios anteriores ha sido imputar dicha erogación a resultados.

10.19. Patrimonio neto

a. Capital social, reservas y ajuste de capital:

Los movimientos y saldos en cuentas del patrimonio neto anteriores al 31 de diciembre de 1994 han sido reexpresados en moneda de esa fecha, siguiendo el método expuesto en la presente nota. Los movimientos posteriores a dicha fecha se encuentran expuestos en moneda corriente del período al que corresponden. Los saldos de cuentas del Patrimonio Neto al 31 de marzo de 2005 se encuentran reexpresados hasta el 28 de febrero de 2003 de acuerdo con lo expresado en el tercer párrafo. El ajuste derivado de la reexpresión del saldo de "Capital Social" fue imputado a "Ajustes al Patrimonio".

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

b. Resultados:

Se encuentran imputados los resultados devengados en el período o ejercicio, con independencia de que se haya efectivizado su cobro o pago.

c. Ajuste de Resultados de Ejercicios Anteriores (ver Nota 41).

La preparación de estados contables requiere por parte del Directorio del Banco la realización de estimaciones que afectan activos y pasivos, resultados del período y la determinación de activos y pasivos contingentes a la fecha de los mismos. Dado que dichas estimaciones involucran juicios de valor respecto de la probabilidad de ocurrencia de hechos futuros, los resultados reales pueden diferir de los estimados pudiendo ocasionar pérdidas o ganancias que afecten los ejercicios subsecuentes. Por otra parte se han considerado todas las disposiciones legales y reglamentarias vigentes hasta la fecha de presentación.

La información de los estados contables del período o ejercicio anterior, que se presenta a fines comparativos, incluye ciertas reclasificaciones y ajustes que contemplan aspectos específicos de exposición a los efectos de presentarla sobre bases uniformes con las del presente período o ejecicio.

11. DIFERENCIAS ENTRE NORMAS DEL BCRA Y NORMAS CONTABLES PROFESIONALES

Las principales diferencias entre las normas del BCRA y las normas contables profesionales, considerando lo expuesto en la primera parte de la Nota 10, se detallan a continuación:

11.1. Criterios de valuación

a) Compensación a recibir, según artículos 28 y 29 del Decreto 905/02 y títulos en cuentas de inversión

Al 31 de marzo de 2005 y al 31 de diciembre de 2004, el Banco mantiene contabilizado en los rubros "Títulos Públicos - Tenencias en cuentas de inversión", "Otros Créditos por Intermediación Financiera - Otros no comprendidos en las normas de clasificación de deudores" y "Créditos Diversos - Otros" los títulos públicos recibidos y a recibir, respectivamente, originados en la compensación establecida por los artículos 28 y 29 del Decreto 905/02.

De acuerdo con normas contables profesionales, la valuación debería realizarse de acuerdo con los valores de cotización netos de los gastos estimados de venta, imputando las diferencias de cotización a los resultados de cada período, excepto que exista capacidad e intención de mantener los mismos hasta su vencimiento.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

b) Previsiones Sector Público No Financiero

La normativa vigente respecto a previsionamiento emanada del BCRA determina que las acreencias con el Sector Público no se encuentren sujetas a previsiones por riesgo de incobrabilidad. De acuerdo con normas contables profesionales dichas previsiones deben estimarse en función al riesgo de recuperabilidad de los activos.

c) Contabilización del impuesto a las ganancias por el método del impuesto diferido

El Banco determina el impuesto a las ganancias aplicando la tasa vigente sobre la utilidad impositiva estimada, sin considerar el efecto de las diferencias temporarias entre el resultado contable y el impositivo. De acuerdo con las normas contables profesionales, el reconocimiento del impuesto a las ganancias debe efectuarse por el método del impuesto diferido (Nota 36).

d) Préstamos garantizados, títulos públicos y otros similares

Durante el ejercicio finalizado el 31 de diciembre de 2001, y como consecuencia de lo dispuesto por el Decreto Nro. 1387/01, con fecha 6 de noviembre de 2001, la Entidad canjeó al Gobierno Nacional títulos públicos nacionales (clasificados y valuados como "Cuentas de Inversión", según los criterios establecidos por el BCRA), por Préstamos Garantizados Nacionales los cuales al 31 de marzo de 2005 y al 31 de diciembre de 2004 se encuentran registrados en el rubro "Préstamos al Sector Público No Financiero". Asimismo, y de acuerdo con lo dispuesto por el Decreto 1579/02, la Entidad canjeó al Fondo Fiduciario de Desarrollo Provincial financiaciones a los gobiernos provinciales por Bonos Garantizados Provinciales (BOGAR) los cuales al 31 de marzo de 2005 y al 31 de diciembre de 2004 se exponen en el rubro Títulos Públicos y Privados.

A esas fechas, la Entidad valuó ambos activos a su valor presente o su valor técnico, de ambos el menor, de acuerdo con lo dispuesto por la Comunicación "A" 3911 complementarias y modificatorias del BCRA, excepto aquellos afectados en garantía de los adelantos otorgados por el ente rector para la suscripción de los bonos previstos en el Decreto 905/02. Considerando lo dispuesto por la Resolución CD Nro. 290/01 del CPCECABA, al 31 de marzo de 2005 y al 31 de diciembre de 2004 la valuación de éstos activos debería haberse realizado considerando los respectivos valores de cotización al 6 de noviembre de 2001 de los títulos canjeados, los que a partir de dicha fecha se consideran como costo de transacción, de corresponder, más los correspondientes intereses devengados hasta el cierre de cada periodo a la tasa interna de retorno.

El Banco ha registrado como Ajuste de Resultados de Ejercicios Anteriores la diferencia positiva de reconocer activos del Sector Público a su valor cancelatorio de asistencias para la adquisición

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

de bonos Cobertura (Decreto PEN 905/02) de acuerdo con los lineamientos de la comunicación "A" 4095 (ver nota 41). Dicho concepto debería contemplarse como resultado del mencionado ejercicio bajo Normas Contables Profesionales en razón de haberse verificado el hecho en el mismo.

e) Compensación CER - CVS

El Banco ha desafectado al 31 de marzo de 2004, el importe correspondiente a la compensación por indexación asimétrica afectando los resultados de ejercicios anteriores, en base al criterio establecido en la Comunicación "A" 4202 del BCRA. De acuerdo con las normas contables profesionales debería afectarse el resultado del ejercicio 2004 (ver Nota 41).

f) Valuación a valor patrimonial proporcional

La RT 21 establece para el cálculo del valor patrimonial proporcional, que las fechas de cierre de los ejercicios económicos deben ser coincidentes para la inversora como así también para las emisoras, este criterio difiere de lo dispuesto por el BCRA. Adicionalmente deberá considerarse igual criterio de valuación de acuerdo con normas contables profesionales para todas las subsidiarias (Nota 10.7.).

g) Derivados

Las operaciones de swap de moneda efectuadas como cobertura de la exposición del Banco en obligaciones denominadas en pesos ajustables por CER, sin transferencia del principal, han sido valuadas de acuerdo con la posición neta activa o pasiva en virtud de la evolución de los subyacentes a las mismas (CER más 2% para el activo) y variación dólar estadounidense más intereses pactados para el pasivo (Notas 21.5. y 21.6.). Dicho criterio difiere de las normas contables profesionales.

11.2. Aspectos de exposición

a) Estado de origen y aplicación de fondos, Resultado por acción y Segmento de negocio

El criterio establecido por la RT 19, para la exposición de estos conceptos, difiere de lo que se establece la CONAU 1 del BCRA.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

12. CLASIFICACIÓN Y PREVISIONAMIENTO DE DEUDORES

Las previsiones por riesgo de incobrabilidad constituidas al 31 de marzo de 2005 y al 31 de diciembre de 2004 contemplan las previsiones mínimas requeridas por el Banco Central de la República Argentina, el previsionamiento de créditos individuales refinanciados de acuerdo con el criterio detallado en los párrafos siguientes, el fondo especial de subsidio (Nota 13), incluido el aporte especial efectuado por el Banco al 31 de marzo de 2000 y ciertas estimaciones relacionadas con el impacto coyuntural sobre la recuperabilidad de la cartera de préstamos hipotecarios.

Los intereses capitalizados con anterioridad a la entrada en mora de los créditos son previsionados de acuerdo con las pautas mínimas de previsionamiento, considerándose los mismos como capital.

En virtud de las pautas establecidas por la Ley 24441 de Financiamiento de la Vivienda y la Construcción, el criterio de previsionamiento seguido por el Banco para los emprendimientos constructivos con transmisión de dominio fiduciario, incluidos en la cartera comercial, consiste en la clasificación del deudor en función de la evaluación del flujo de fondos futuro de los emprendimientos en curso de ejecución, considerando cada uno de dichos emprendimientos como un flujo de fondos independiente del resto del patrimonio del deudor.

El Banco mantiene la siguiente política de clasificación y previsionamiento sobre créditos individuales que se encuentran en situación irregular y sean reestructurados:

a. Mantener la clasificación de todos aquellos préstamos que sean objeto de: i) aplicación del artículo 13 de la Ley 24143 y/o; ii) reestructuración, ya sea mediante convenio de pago, capitalización de la mora o subsidio, hasta seis meses posteriores a la normalización de los mismos,

b. Vencido el plazo establecido en el punto precedente, a partir del séptimo mes se procederá, según corresponda, de la siguiente manera:

   b.1. Si no se verificara un atraso mayor a 30 días en el pago de los servicios, se clasificará el préstamo en categoría "normal".

   b.2. Si se verificara un atraso mayor a los 30 días en el pago de los servicios, su clasificación resultará de la sumatoria de los días de atraso actual y los que registraba antes de la refinanciación hasta tanto el atraso no resulte igual o inferior a los 30 días, en cuyo caso sería de aplicación lo determinado en el acápite anterior.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

c. Todos aquellos créditos de las carteras de préstamos hipotecarios individuales que superen los 24 meses de mora serán previsionados al 100%, procediéndose a su desafectación del activo del Banco como máximo transcurridos 3 meses contados a partir del momento en que fueran totalmente previsionados.

d. Aquellos créditos que habiendo sido desafectados del activo, de acuerdo con las pautas indicadas en el punto c. anterior, sean reestructurados y regularicen su situación, serán reincorporados al activo del Banco cuando los mismos no verifiquen atrasos superiores a 30 días durante seis meses consecutivos.

Como consecuencia de lo expuesto en los puntos c. y d. anteriores y la aplicación de la Comunicación "A" 2357 del Banco Central de la República Argentina, sus complementarias y modificatorias, al 31 de marzo de 2005 y al 31 de diciembre de 2004 se encuentran registrados en cuentas de orden miles de pesos 933.287 y miles de pesos 921.208 respectivamente.

El Directorio del Banco, en función de lo mencionado anteriormente, considera que las previsiones por riesgo de incobrabilidad constituidas son suficientes para mantener el nivel de previsiones mínimas exigidas por las normas del Banco Central de la República Argentina y por las normas contables profesionales sobre el monto total de la cartera.

13. FONDO ESPECIAL DE SUBSIDIO

El artículo 13 de la Ley 24143 dispuso la constitución por parte del Banco de un fondo especial destinado a subsidiar los servicios de reembolso de los prestatarios que se encuentren afectados por situaciones de emergencia económica que no pudieran ser atendidas mediante la renegociación del crédito. Dicho fondo fue oportunamente reglamentado por el Banco, y a partir de ese momento se integra mediante la afectación del 2% de las sumas percibidas en concepto de intereses sobre préstamos para la vivienda.

Atendiendo los problemas de la cartera de préstamos individuales Pre-91, relacionados con prestatarios en situación de emergencia social, el Directorio resolvió con fecha 16 de mayo de 2000 destinar miles de pesos 35.392 para ser aportados en carácter extraordinario al fondo que la Entidad está obligada a constituir de conformidad con lo dispuesto en los artículos 13 de la Ley 24143 y 17, inc. c) de la Ley 24855, para subsidiar total o parcialmente a los deudores que atraviesen situaciones graves de emergencia económica y social. El Banco ha registrado contablemente este aporte como un incremento de la Previsión por Riesgo de Incobrabilidad del rubro Préstamos con contrapartida en resultados - en la línea "Cargo por Incobrabilidad".

El saldo del fondo al 31 de marzo de 2005 y al 31 de diciembre de 2004 alcanza a miles de pesos 10.904 y miles de pesos 12.138, respectivamente, incluyendo el aporte extraordinario efectuado al 31 de marzo de 2000, precedente y deducidas las correspondientes aplicaciones. La Ley 24855 dispuso que el Banco deberá continuar

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

por un plazo de 10 años a partir del 22 de julio de 1997 realizando aportes a dicho fondo en los términos establecidos en la Ley 24143.

14. BIENES DE DISPONIBILIDAD RESTRINGIDA

Al 31 de marzo de 2005, la entidad mantiene registrada asistencia financiera recibida del Banco Central de la República Argentina por miles de pesos 277.642. Como garantía de estas operaciones, se constituyeron derechos de prenda en primer grado sobre activos creditorios provenientes del Contrato de préstamo garantizado a tasa fija (7%) con vencimiento en 2011 por aproximadamente miles de pesos 237.754 de valor nominal. A tal efecto, se encuentra registrado en el rubro Otras Obligaciones por Intermediación Financiera el financiamiento obtenido, y en cuentas de orden los saldos representativos de los derechos eventuales.

De conformidad con los compromisos asumidos en la Oferta de Canje de la deuda externa del Banco (Nota 2), se constituyó un fideicomiso bajo la ley Argentina mediante un Contrato de Fideicomiso celebrado entre el Banco y ABN AMRO Bank NV, sucursal Argentina. Al 31 de marzo de 2005 se encuentran transferidos al fideicomiso miles de pesos 479.517 en BODEN 2012 y su correspondiente renta y miles de pesos 9.196 en Préstamos Garantizados del Gobierno Nacional. Estas garantías se encuentran registradas en el rubro "Créditos Diversos" (Nota 18).

Al 31 de marzo de 2005, el Banco mantiene depositados miles de pesos 133.915 en BODEN 2012 como garantía por las operaciones de swap de moneda (Nota 21). Estos depósitos en garantías se encuentran registrados en el rubro "Créditos Diversos" (Nota 18).

Al 31 de diciembre de 2004 el Banco ha constituido garantías específicas sobre el contrato de venta futura con DePfa Investment Bank Ltd por miles de pesos 996 (Nota 21.2.). Estos depósitos en garantías se encuentran registrados en el rubro "Créditos Diversos" (Nota 18).

Se encuentra registrado al 31 de marzo de 2005 y al 31 de diciembre de 2004 en el rubro "Créditos Diversos" acciones en garantía por opciones de compra lanzadas por miles de pesos 14.199 y miles de pesos 17.372, respectivamente.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al *período económico finalizado* el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

15. SEGURO SOBRE BIENES QUE GARANTIZAN LA CARTERA HIPOTECARIA Y SEGUROS DE VIDA Y DE DESEMPLEO SOBRE BENEFICIARIOS

El Banco otorga cobertura de seguros sobre:

- Viviendas hipotecadas que garantizan su cartera de créditos, por el valor asignado a los bienes asegurados: Daños materiales causados por incendios, explosiones, rayos, terremotos, ciertos hechos de tumulto popular, terrorismo y otros según las condiciones generales establecidas por el Banco.

- Seguro de vida cancelatorio de deuda para los prestatarios del Banco: Riesgo de muerte del responsable económico, prestatario o no, con efecto cancelatorio de la deuda por capital que se registre a la fecha del siniestro, según las condiciones establecidas por el Banco. Son asegurables las personas físicas menores a 56 años y hasta que cumplan 80 años de edad.

- Seguro de Desempleo de los responsables económicos que sean titulares de operaciones de crédito: Cubre el riesgo de desempleo cuando se cumplan las condiciones estipuladas en la Ley Nacional de Empleo 24013 con una cobertura máxima de hasta seis cuotas mensuales, con opción a renovar dicha cobertura por otros seis servicios con pago de prima adicional, una vez que el asegurado haya celebrado contrato de trabajo por un plazo superior a doce meses.

- Seguro combinado familiar sobre viviendas: cubre diferentes riesgos tales como, incendio y robo de contenido general y equipo electrónico de uso doméstico, cristales, responsabilidad civil por incendio o explosión, remoción de escombros, daños al edificio por robo, gastos de hospedaje y servicios de asistencia domiciliaria.

Las políticas contables establecidas por el Banco para registrar las operaciones vinculadas a estos seguros se describen en Nota 10.10. La Entidad cubre los riesgos involucrados por la actividad aseguradora con su propio patrimonio.

Asimismo, el Banco comercializa seguros sobre Accidentes Personales y Salud, cuyas cobertura, riesgo y siniestros son asumidos por Compañías Aseguradoras independientes del Banco Hipotecario.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

El monto de las primas de seguro por los conceptos arriba mencionados, los siniestros abonados y los cargos vinculados con la actividad aseguradora, imputados a los resultados de los períodos finalizados el 31 de marzo de 2005 y 2004, fueron los siguientes:

	31/03/05	31/03/04
	Miles de pesos	Miles de pesos
Primas seguro de incendio	3.224	3.065
Primas seguro de vida	7.095	6.631
Primas seguro de desempleo	395	406
Primas seguros adicionales	494	433
Total primas (Nota 26)	11.208	10.535

	31/03/05	31/03/04
	Miles de pesos	Miles de pesos
Siniestros incendio	110	73
Siniestros vida	1.550	1.642
Siniestros desempleo	30	44
Siniestros seguros adicionales	71	72
Total siniestros (Nota 27)	1.761	1.831

Las primas de seguros indicadas se exponen en el rubro "Ingresos por servicios", en tanto que los siniestros se exponen en el rubro "Egresos por servicios". El cargo correspondiente a las previsiones relacionadas a esta actividad aseguradora se incluye en el rubro "Pérdidas diversas".

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

16. OTROS CRÉDITOS POR INTERMEDIACION FINANCIERA

La composición de la línea "Otros comprendidos en las normas de clasificación de deudores" del rubro "Otros créditos por intermediación financiera" es la siguiente:

	31/03/05	31/12/04
	Miles de pesos	Miles de pesos
Préstamos hipotecarios cedidos en fideicomiso (Nota 17)	297.912	255.622
Contrato de cobertura financiera	110.561	73.944
Otros	2.215	8.186
Total	410.688	337.752

La composición de la línea "Otros no comprendidos en las normas de clasificación de deudores" del rubro "Otros créditos por intermediación financiera" es la siguiente:

	31/03/05	31/12/04
	Miles de pesos	Miles de pesos
Compensación a recibir del Gobierno Nacional (US$)	2.614.915	2.643.754
Certificados de participación en Fideicomisos (Nota 17)	93.202	90.076
Obligaciones Negociables propias en cartera (*)	231.137	239.724
Títulos subordinados Clase B garantizados con hipotecas (Nota 17)	79.872	78.411
Otros	403	-
Total	3.019.529	3.051.965

(*) El Banco mantiene miles de pesos 140.261 de Obligaciones Negociables propias en cartera (largo plazo) a efectos de su posible canje con tenedores que no ingresaron en la oferta inicial.

17. TITULIZACION DE CARTERA DE CREDITOS HIPOTECARIOS

El Banco ha celebrado diversos contratos de fideicomiso financiero mediante los cuales, en su carácter de fiduciante, transmite la propiedad fiduciaria de créditos hipotecarios de su cartera de préstamos a First Trust of New York, en carácter de fiduciario. Una vez transferidos los créditos hipotecarios al fiduciario, éste procede a emitir los correspondientes títulos valores representativos de deuda y certificados de participación y a cancelar con el producido de la colocación el monto de los créditos cedidos por el Banco. Los bienes fideicomitidos constituyen un patrimonio separado del patrimonio del fiduciario y del fiduciante.

El fiduciario es responsable de administrar los fondos fiduciarios previamente constituidos de acuerdo con las especificaciones contenidas en el contrato de fideicomiso.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

Al 31 de marzo de 2005 y al 31 de diciembre de 2004 se encuentran contabilizados en la línea "Otros comprendidos en las normas de clasificación de deudores "del rubro "Otros créditos por intermediación financiera" miles de pesos 297.912 y miles de pesos 255.622 respectivamente correspondientes a créditos hipotecarios originalmente otorgados en moneda extranjera y pesificados por ley 25561 y Decreto 214 inscriptos a favor del fiduciario, en la línea "Intereses devengados a cobrar comprendidos en la norma de clasificación de deudores" del mismo rubro miles de pesos 14.543 y miles de pesos 14.393 respectivamente correspondientes a los intereses y ajustes (CER) devengados a cobrar. Dichos créditos se mantienen en el activo del Banco dado que a esa fecha el fiduciario no había emitido los títulos respectivos y el Banco mantiene el doble carácter de fiduciante y único beneficiario.

Durante el año 2004 el Banco creó un Programa Global de Valores Fiduciarios "CEDULAS HIPOTECARIAS ARGENTINAS" para la titulización de créditos individuales para la vivienda con garantía hipotecaria, por hasta un valor nominal de pesos 500.000.000, el cual fue autorizado por Resolución N° 14814 del 3 de junio de 2004 por la Comisión Nacional de Valores.

Dentro del marco del Programa citado, el Banco en su carácter de fiduciante, BACS Banco de Crédito y Securitización SA, en su carácter de organizador y administrador general y Deutsche Bank SA, en su carácter de fiduciario financiero se constituyó el Fideicomiso Financiero Cédulas Hipotecarias Argentinas Serie I, 2004-1, el que con fecha 14 de junio de 2004, realizó el lanzamiento de la primera emisión de las Cédulas Hipotecarias de Ahorro (CHA) por un valor nominal de pesos 50.000.000.

El 23 de junio de 2004 se cerró la oferta, habiéndose colocado los Valores de Deuda Fiduciarios Senior CHA, Serie I, 2004-1 por un valor nominal de pesos 40.000.000 a un precio de 95,82%, en tanto que los Valores de Deuda Fiduciarios Clase B CHA, Serie I 2004-1 y los Certificados de Participación CHA, Serie I 2004-1 no fueron colocados y el fiduciante resolvió recibir dichos Valores a la par, por un valor nominal de pesos 5.000.000 y 4.999.916, respectivamente, como parte de pago de una parte de la cartera de Letras Hipotecarias cedidas fiduciariamente al Fideicomiso.

La fecha de emisión de los Valores Fiduciarios fue el 25 de junio de 2004.

En el mismo marco, se constituyó el Fideicomiso Financiero Cédulas Hipotecarias Argentinas Serie II 2004-2. El 17 de noviembre de 2004 se cerró la oferta, habiéndose colocado los Valores de Deuda Fiduciarios Senior CHA, Serie II, 2004-2 por un valor nominal de pesos 39.950.000 a un precio de 100,00%, en tanto que los Valores de Deuda Fiduciarios Clase B CHA, Serie II 2004-2 y los Certificados de Participación CHA, Serie II 2004-2 no fueron colocados y el fiduciante resolvió recibir dichos Valores a la par, por un valor nominal de pesos 4.995.000 y 5.002.077, respectivamente, como parte de pago de una parte de la cartera de Letras Hipotecarias cedidas fiduciariamente al Fideicomiso.

La fecha de emisión de los Valores Fiduciarios fue el 19 de noviembre de 2004.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

A la fecha de los presentes estados contables se encuentran constituidos los fondos/fideicomisos que se enumeran a continuación:

1. Fondo Hipotecario BHN I, Fideicomiso Hipotecario BHN II, Fideicomiso Hipotecario BHN III, Fideicomiso Hipotecario BHN IV, Fideicomiso Hipotecario BACS I, Fideicomiso Hipotecario BACS Funding I, Fideicomiso Hipotecario BACS Funding II, Fideicomiso Hipotecario BHSA I 2002, Fideicomiso Financiero Cédulas Hipotecarias Argentinas Serie I, 2004-1 y Fideicomiso Financiero Cédulas Hipotecarias Argentinas Serie II, 2004-2, cuyas condiciones de emisión son las siguientes:

	Títulos de deuda Clase A1/AV	Títulos de deuda Clase A2/AF	Títulos de deuda Clase B	Certificados de Participación	Total
BHN I- Emisión 29.10.1996 (*)					
Valor nominal en miles de pesos	60.292	18.778	9.302	4.652	93.024
Vencimiento declarado	25.05.2005	25.09.2001	25.01.2014	25.01.2014	
BHN II- Emisión 09.05.1997 (*)					
Valor nominal en miles de pesos	44.554	51.363	3.730	6.927	106.574
Vencimiento declarado	25.03.2011	25.07.2009	25.03.2012	25.05.2013	
BHN III- Emisión 29.10.1997 (*)					
Valor nominal en miles de pesos	14.896	82.090	5.060	3.374	105.420
Vencimiento declarado	31.05.2017	31.05.2017	31.05.2018	31.05.2018	
BHN IV- Emisión 15.03.2000 (*)					
Valor nominal en miles de pesos	119.500	36.500	24.375	14.625	195.000
Vencimiento declarado	31.03.2011	31.03.2011	31.01.2020	31.01.2020	
BACS I - Emisión 15.02.2001 (*)					
Valor nominal en miles de pesos	30.000	65.000	12.164	8.690	115.854
Vencimiento declarado	31.05.2010	31.05.2010	30.06.2020	30.06.2020	
BACS Funding I - Emisión 15.11.2001 (*)					
Valor nominal en miles de pesos				29.907	29.907
Vencimiento declarado				15.11.2031	
BACS Funding II - Emisión 23.11.2001 (*)					
Valor nominal en miles de pesos				12.104	12.104
Vencimiento declarado				23.11.2031	

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

	Títulos de deuda Clase A1/AV	Títulos de deuda Clase A2/AF	Títulos de deuda Clase B	Certificados de Participación	Total
BHSA I - Emisión 01.02.2002					
Valor nominal en miles de pesos				43.412	43.412
Vencimiento declarado				01.02.2021	
CHA I - Emisión 25.06.2004					
Valor nominal en miles de pesos	40.000		5.000	5.000	50.000
Vencimiento declarado	31.12.2010		31.03.2012	31.03.2012	
CHA II - Emisión 19.11.2004					
Valor nominal en miles de pesos	40.000		5.000	5.000	50.000
Vencimiento declarado	31.12.2011		31.01.2016	31.01.2016	

(*) *Fideicomisos alcanzados por la pesificación de activos y pasivos en moneda extranjera dispuesta por Ley 25561 y Decreto* 214, a la relación $1,00 por dólar estadounidense, por haberse constituido oportunamente bajo legislación argentina. No obstante lo expuesto existen ciertos reclamos de inversores extranjeros con respecto al proceso de pesificación efectuado y consecuentemente la definición de sus impactos económicos.

En todos los casos los títulos clase B están subordinados al pago de los títulos clase A. Asimismo, el reembolso de los certificados de participación será efectuado una vez cancelada la totalidad de los títulos de clase A y B emitidos y en la medida que existan fondos suficientes remanentes en los fondos fiduciarios.

Al 31 de marzo de 2005 y al 31 de diciembre de 2004, el Banco mantenía en cartera los siguientes títulos correspondientes a los fondos indicados anteriormente y adicionalmente posee el certificado de participación del Fideicomiso Financiero BACS II y títulos de deuda del Fideicomiso Red Mutual I:

	31/03/05 Miles de pesos	31/12/04 Miles de pesos
Títulos de deuda Clase B - BHN III	13.525	13.525
Títulos de deuda Clase B - BHN IV	54.929	53.744
Títulos de deuda Clase B - CHA I	5.436	5.292
Títulos de deuda Clase B - Red Mutual I	785	790
Títulos de deuda Clase B - CHA II	5.197	5.060
Subtotal	79.872	78.411

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

	31/03/05	31/12/04
	Miles de pesos	Miles de pesos
Certificado de participación - BHN II	28.242	27.229
Certificado de participación - BHN III	11.196	11.196
Certificado de participación - BHN IV	-	1.185
Certificado de participación - BACS II	39.478	38.485
Certificado de participación - CHA I	8.528	6.979
Certificado de participación - CHA II	5.758	5.002
Subtotal	93.202	90.076
Total	173.074	168.487

18. CREDITOS DIVERSOS

El detalle de "Otros" del rubro "Créditos diversos" es el siguiente:

	31/03/05	31/12/04
	Miles de pesos	Miles de pesos
Anticipos y retenciones de impuestos	12.471	9.100
Cuentas a cobrar de entidades gubernamentales	3.932	3.893
Cuentas a cobrar por préstamos administrados	6.356	6.002
Gastos, impuestos y adelantos de terceros a recuperar	10.136	11.177
Bancos corresponsales	2.288	2.458
Garantías por opciones de compra lanzadas (Nota 14)	14.199	17.372
Depósito en garantía por contratos financieros (Nota 14)	133.915	77.159
Depósito en garantía - Fideicomiso ABN AMRO BANK (Nota 14)	488.713	493.544
Otros	26.645	28.615
Total	698.655	649.320

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

19. OBLIGACIONES NEGOCIABLES Y OTRAS FINANCIACIONES

El valor nominal residual contractual de las obligaciones negociables al 31 de marzo de 2005 asciende a miles de pesos 2.492.788. Dicho monto está compuesto por Cédulas Hipotecarias Argentinas ("CHA") emitidas dentro del programa global de "Euro Medium Term Notes" ("EMTN") y Obligaciones Negociables simples no convertibles en acciones dentro del marco de un programa global de "Global Medium Term Notes" ("GMTN") y las nuevas emisiones citadas en la Nota 2.

El saldo de las obligaciones negociables se encuentra incluido en el rubro "Otras obligaciones por intermediación financiera". El valor nominal residual de cada una de las series de las obligaciones negociables emitidas es el siguiente:

	FECHA DE EMISION	FECHA DE VTO.	TASA INTERES ANUAL	VNR 31/03/05	VNR 31/12/04
				Miles de pesos	Miles de pesos
EMTN (CHA)					
Serie III (US$100.000 miles)	07/08/96	07/08/06	10,625%	2.067	2.102
GMTN					
Serie I (US$ 300.000 miles)	17/04/98	17/04/03	10,000%	35.685	36.301
Serie IV (US$175.000 miles)	03/12/98	03/12/08	13,000%	1.579	1.606
Serie VI (US$135.909 miles)	15/03/99	15/03/02	12,250%	1.985	2.019
Serie XVI (US$125.000 miles)	17/02/00	17/02/03	12,625%	29.882	30.844
Serie XVII (EURO 100.000 miles)	27/03/00	27/03/02	9,000%	2.723	2.962
Serie XXII (EURO 100.000 miles)	18/10/00	18/10/02	8,750%	688	779
Serie XXIII (EURO 150.000 miles)	06/02/01	06/02/04	10,750%	22.345	24.178
Serie XXIV (US$107.000 miles)	15/03/02	15/03/05	9,000%	18.752	19.076
Serie XXV (EURO 165.700 miles)	15/03/02	15/06/05	8,000%	21.958	23.767
Bono Garantizado (US$107.941 miles)	15/09/03	03/08/10	Libor + 2.5%	164.740	168.213
Bono Largo Plazo (US$449.880 miles)	15/09/03	01/12/13	3,0 - 6,0%	1.178.324	1.294.138
Bono Largo Plazo (EURO 278.367 miles)	15/09/03	01/12/13	3,0 - 6,0%	1.012.060	1.111.272
				2.492.788	2.717.257

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

La composición de la deuda bancaria es la siguiente:

Descripción	Vencimiento	Monto de Capital Miles de pesos
Facilidad Garantizada en dólares	2010	143.054
Facilidad Largo Plazo tasa flotante en dólares	2013	17.599
Préstamo exterior - CSFB (Nota20)	2005	190.015
Préstamo exterior - Deutsche Bank (Nota 20)	2006	58.466
Préstamo exterior - Deutsche Bank (Nota 20)	2006	87.699

Durante el presente período el Banco efectuó el rescate anticipado de obligaciones negociables y deuda bancaria, según el siguiente detalle:

1. Bono Garantizado Mediano Plazo (US$) por un valor nominal de miles de US$ 211.
2. Bono Largo Plazo (US$) por valor nominal de miles de US$ 32.100.
3. Bono Largo Plazo (Euro) por un valor nominal de miles de Euros 6.261.
4. Facilidades Largo Plazo tasa fija (US$) por un valor nominal de miles de US$ 25.101.

Los resultados obtenidos por estas operaciones fueron registrados en el rubro Ingresos Financieros.

20. REINSERCION DEL BANCO EN EL MERCADO INTERNACIONAL DE CAPITALES

La profunda crisis económica que sufrió el país a fines del año 2001 y durante el 2002, llevó a que el Banco se viera obligado a postergar el pago de los servicios de la deuda externa y entrar en un proceso de reestructuración de la misma, el cual concluyó exitosamente en diciembre de 2003 (ver Nota 2).

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

A solo dos años de aquella circunstancia, el Banco volvió a captar fondos, obteniendo financiación de importantes bancos del exterior, según el siguiente detalle:

- El 2 de septiembre de 2004, se obtuvo un préstamo del Credit Suisse First Boston Intenational ("CSFB") por miles de US$ 65.000, con vencimiento el 25 de agosto de 2005, por el que se abona LIBOR a 6 meses más un adicional de 430 puntos básicos.
- Con fecha 30 de septiembre de 2004, se obtuvo un préstamo del Deutsche Bank Londres por miles de US$ 20.000 con vencimiento el 31 de marzo de 2006, por el que se abona LIBOR a 180 días más un margen del 4,4%.
- Con fecha 28 de enero de 2005, se obtuvo un préstamo del Deutsche Bank New York por miles de US$ 30.000 con vencimiento el 28 de julio de 2006, por el que se abonará LIBOR a 180 días más 400 puntos básicos.

21. INSTRUMENTOS FINANCIEROS DERIVADOS

21.1. Con fecha 29 de enero de 2004, el Banco celebró una operación de total return swap como cobertura parcial de la cláusula de Stock Appreciation Right ("StARS") comprendida en la emisión de la Facilidad Garantizada a Mediano Plazo (Nota 2). Dicha operación comprende 7.110.000 de acciones ordinarias clase D de Banco Hipotecario Sociedad Anónima. El monto de concertación de ésta operación ascendió a miles de US$ 17.519.

21.2. Durante el mes de marzo de 2004, el Banco ha celebrado un contrato de venta futura con DePfa Investment Bank Ltd., para acceder a la recompra de bonos y préstamos del Banco, con una financiación del 50% del precio de compra de los instrumentos elegibles.

21.3. Con fecha 5 de marzo de 2004, el Banco celebró con Deutsche Bank AG un contrato de swap de moneda (Cross Currency Swap), por miles de Euros 150.000. Dicha operación fue realizada a efectos de disminuir volatilidad a los resultados del Banco de variaciones en la cotización del Euro, en razón de la posición neta pasiva en la citada moneda. La misma se encuentra garantizada con BODEN 2012.

21.4. El 29 de octubre de 2004, el Banco celebró con Credit Suisse First Boston un contrato de swap de moneda (Cross Currency Swap) por miles de Euros 100.000. Dicha operación fue realizada a efectos de disminuir volatilidad a los resultados del Banco de variaciones en la cotización del Euro, en razón de la posición neta pasiva en la citada moneda. La misma se encuentra garantizada con BODEN 2012.

21.5. Con fecha 25 de enero de 2005, el Banco celebró con Deustsche Bank AG un contrato de swap de moneda (Cross Currency Swap). De conformidad con esta transacción, el Banco recibe el 2% de interés sobre un

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

capital de miles de pesos 438.870 ajustado por CER y paga intereses de LIBOR a 180 días más 435 puntos básicos sobre un capital de miles de US$ 150.000. Dicha operación fue realizada a efectos de disminuir volatilidad a los resultados del Banco de variaciones en el CER, en razón de la posición neta pasiva del Banco en instrumentos actualizables por el citado indicador. La misma se encuentra garantizada con BODEN 2012.

21.6. Con fecha 1 de febrero de 2005, el Banco celebró con Credit Suisse First Boston un contrato de swap de moneda (Cross Currency Swap) como cobertura de su exposición pasiva en obligaciones denominadas en pesos ajustables por CER. De conformidad con ésta transacción, el Banco recibe el 2% de interés sobre un capital de miles de pesos 87.537 ajustado por CER y paga intereses de LIBOR a 180 días mas 420 puntos básicos sobre un capital de miles de US$ 30.000. Dicha operación fue realizada a efectos de disminuir volatilidad a los resultados del Banco de variaciones en el CER, en razón de la posición neta pasiva del Banco en instrumentos actualizables por el citado indicador. La misma se encuentra garantizada con BODEN 2012.

22. OTRAS OBLIGACIONES POR INTERMEDIACION FINANCIERA

La composición de la línea "Otras" incluida en el rubro "Otras obligaciones por intermediación financiera" es la siguiente:

	31/03/05	31/12/04
	Miles de pesos	Miles de pesos
Cobranzas y otras operaciones por cuenta de terceros	25.753	20.132
Red de Bancos Minoristas	26.623	28.130
Otras	2.940	3.048
Total	55.316	51.310

23. OBLIGACIONES DIVERSAS

La composición de "Otras" correspondiente al rubro "Obligaciones diversas" se expone a continuación:

	31/03/05	31/12/04
	Miles de pesos	Miles de pesos
Acreedores varios	22.701	23.028
Otros honorarios y gastos a pagar	2.768	2.692
Retenciones de impuestos a ingresar	1.981	2.182
Impuestos a pagar	1.266	5.476
Retenciones y aportes sobre remuneraciones	1.226	1.738
Remuneraciones y cargas sociales a pagar	1.187	636
Otras	5.375	5.743
Total	36.504	41.495

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

24. PREVISIONES PASIVAS

La composición del rubro "Previsiones" se expone a continuación:

	31/03/05	31/12/04
	Miles de pesos	Miles de pesos
Previsión para riesgo de seguros	10.156	10.098
Previsión para riesgos no previstos	135.303	136.582
Previsión por impuestos	22.700	21.200
Previsión para juicios	102.637	103.061
Otras	4.834	4.840
Total	275.630	275.781

25. INGRESOS Y EGRESOS FINANCIEROS

La composición de "Otros" correspondiente al rubro "Ingresos Financieros" se expone a continuación:

	31/03/05	31/03/04
	Miles de pesos	Miles de pesos
Diferencia de cotización de oro y moneda extranjera	-	14.528
Reestructuración y recompra de préstamos financieros (Nota 19)	65.117	43.423
Resultados por Bonos compensación y cobertura y otros títulos públicos	16.077	6.749
Otros	770	-
Total	81.964	64.700

La composición de "Otros" correspondiente al rubro "Egresos Financieros" se expone a continuación:

	31/03/05	31/03/04
	Miles de pesos	Miles de pesos
Diferencia de cotización de oro y moneda extranjera	10.491	-
Impuesto a los ingresos brutos sobre Ingresos Financieros	3.482	372
Primas por operaciones de swap	198	286
Aporte al fondo de garantía de depósitos	107	105
Total	14.278	763

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

26. INGRESOS POR SERVICIOS

El detalle de la línea "Otros" correspondiente al rubro "Ingresos por servicios" es el siguiente:

	31/03/05 Miles de pesos	31/03/04 Miles de pesos
Primas de seguros (Nota 15)	11.208	10.535
Comisiones y servicios relacionados con préstamos	3.952	4.469
Otros	1.047	718
Total	16.207	15.722

27. EGRESOS POR SERVICIOS

La composición de la línea "Otros" incluida en el rubro "Egresos por servicios" es la siguiente:

	31/03/05 Miles de pesos	31/03/04 Miles de pesos
Siniestros de seguros (Nota 15)	1.761	1.831
Impuesto a los ingresos brutos	315	55
Otros	1.975	1.274
Total	4.051	3.160

28. GASTOS DE ADMINISTRACION

La composición de la línea "Otros gastos operativos" incluida en el rubro "Gastos de administración" es la siguiente:

	31/03/05 Miles de pesos	31/03/04 Miles de pesos
Depreciación de bienes de uso	1.408	1.702
Amortización de bienes intangibles	596	-
Seguros	400	560
Alquileres	271	240
Servicios de telefonía, electricidad y correo	1.188	919
Vínculos sistemas	225	321
Mantenimiento y conservación de bienes de uso	943	1.005
Otros	861	608
Total	5.892	5.355

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

29. UTILIDADES DIVERSAS

La composición de la línea "Otros" incluida en el rubro "Utilidades diversas" es la siguiente:

	31/03/05	31/03/04
	Miles de pesos	Miles de pesos
Alquileres	118	139
Resultado por operaciones con bienes de uso y diversos	562	3.643
Recupero Impuesto al Valor Agregado	3.064	-
Otras	521	1.781
Total	4.265	5.563

30. PERDIDAS DIVERSAS

La composición de la línea "Otros" incluida en el rubro "Pérdidas diversas" es la siguiente:

	31/03/05	31/03/04
	Miles de pesos	Miles de pesos
Depreciación de bienes diversos	98	146
Impuesto a los ingresos brutos	92	20
Otros impuestos	721	570
Resultado por operaciones con bienes de uso y diversos	554	5.880
Donaciones	126	24
Régimen de cancelaciones bonificadas	1.426	266
Impuesto sobre los Bienes Personales - Res. Gral. 1497/02	-	1.077
Desafectación Bonos compensatorios - Ley 25796	-	51.645
Otras	878	2.074
Total	3.895	61.702

31. SEGURO DE GARANTIA DE LOS DEPÓSITOS

La Ley 24485, los Decretos 540/95 y 1127/98 y la Comunicación "A" 2337 y complementarias del Banco Central de la República Argentina establecen que las entidades comprendidas en la Ley de Entidades Financieras deberán destinar un aporte normal equivalente al 0,03% de su promedio mensual de saldos diarios de depósitos en cuentas corrientes, cajas de ahorros, plazos fijos, cuentas especiales, inversiones a plazo y saldos inmovilizados provenientes de los depósitos anteriormente mencionados.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Adicionalmente al aporte normal, las entidades deben efectuar un aporte adicional diferenciado de acuerdo al resultado que se obtenga de la ponderación de diversos factores.

La Comunicación "A" 3064 del Banco Central de la República Argentina dispuso que, con vigencia a partir de los aportes que correspondan al mes de enero de 2000, el aporte normal se reduzca al 0,015% sujeto a que las entidades financieras concierten con Seguro de Depósitos Sociedad Anónima ("SEDESA") contratos de préstamo con destino al Fondo de Garantía de los Depósitos. Mediante la Comunicación "A" 3153 el Banco Central de la República Argentina ha dispuesto dejar sin efecto la celebración de los contratos de préstamos indicados precedentemente a partir del mes de septiembre 2000. Sin perjuicio de ello, los créditos concertados mantendrán su vigencia en las condiciones pactadas con SEDESA hasta sus respectivas cancelaciones.

Por Comunicación "A" 4206 del 14 de septiembre de 2004, el BCRA dispuso modificar el aporte normal al 0,02% del promedio mensual de saldos diarios de los depósitos citados en el primer párrafo. Volviendo a modificar el citado porcentaje al 0.015% mediante Comunicación "A" 4271 del 30 de diciembre de 2004.

Adicionalmente, se establece que el BCRA podrá requerir la integración, en carácter de anticipo, del equivalente de hasta 24 aportes mínimos normales, con una antelación no menor a 30 días corridos, para cubrir necesidades de recursos del Fondo.

Se encuentran excluidos del seguro de garantía los depósitos a plazo fijo transferibles cuya titularidad fuera adquirida por endoso, las imposiciones captadas mediante sistemas que ofrezcan incentivos adicionales a la tasa de interés convenida, los depósitos en los que se convengan tasas de interés superiores a las de referencia publicadas por el Banco Central de la República Argentina, los depósitos de entidades financieras en otros intermediarios, incluidos los certificados de plazo fijo adquiridos por negociación secundaria, los depósitos efectuados por personas vinculadas directa o indirectamente a la Entidad, los depósitos a plazo fijo de títulos valores, aceptaciones o garantías y los saldos inmovilizados provenientes de depósitos y otras obligaciones excluidas.

32. SOCIEDADES SUBSIDIARIAS

El Banco posee participación en las siguientes subsidiarias:

a. 99,99% en el capital social de BHN Sociedad de Inversión Sociedad Anónima, el que asciende a miles de pesos 18.000, cuyo objeto social es de inversión. Asimismo en dicha Sociedad Banco Hipotecario mantiene aportes irrevocables por miles de pesos 10.000. A su vez BHN Sociedad de Inversión Sociedad Anónima posee el 99,9976% de BHN Vida Sociedad Anónima y BHN Seguros Generales Sociedad Anónima, el 99% de BHN Seguros de Crédito Hipotecario Sociedad Anónima y 100% de Mortgage Systems International, LLC.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

b. 99,99% en el capital social de BHN Inmobiliaria Sociedad Anónima, el que asciende a miles de pesos 1.900 y cuyo objeto social es la actividad inmobiliaria.

c. 70% en el capital social de BACS Banco de Crédito y Securitización Sociedad Anónima, el que asciende a miles de pesos 62.500 y cuya actividad principal es promover la creación y desarrollo de un mercado secundario de créditos hipotecarios en nuestro país.

d. 100% en el capital social de VR-Tasaciones y Certificaciones Sociedad Anónima, el que asciende nominalmente a miles de pesos 200. La sociedad tiene por objeto la prestación de servicios de tasación y certificación de cualquier tipo de inmuebles, urbanos o rurales, situados en la República Argentina o en el extranjero.

Al 31 de marzo de 2005 y al 31 de diciembre de 2004, la participación del Banco en las sociedades mencionadas se encuentra reflejada en cuentas del rubro "Participación en otras sociedades".

Los totales relevantes que surgen de los estados contables del Banco al 31 de marzo de 2005 sobre las principales sociedades controladas son los siguientes:

	BACS Banco de Crédito y Securitización S.A. (2)	BHN Sociedad de Inversión S.A. (1) (3)	BHN Inmobiliaria S.A. (3)
		(Miles de pesos)	
Activo	173.789	52.048	3.690
Pasivo	71.197	9.027	394
Patrimonio Neto	102.592	43.021	3.296
Resultado Neto	(2.652)	3.712	283

(1) Saldos consolidados
(2) Estados Contables al 31/03/05
(3) Estados Contables al 31/12/04

33. RESTRICCION A LA DISTRIBUCION DE UTILIDADES

No se podrán distribuir utilidades hasta tanto los resultados no asignados al cierre de algún ejercicio económico resulten positivos.

Mediante Comunicación "A" 4152 del BCRA de fecha 2 de junio de 2004 se dejó sin efecto la suspensión de la distribución de utilidades difundida por la Comunicación "A" 3574. No obstante, las entidades que

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

procedan sobre el particular deberán contar con autorización previa de la Superintendencia de Entidades Financieras y Cambiarias.

Adicionalmente, por Comunicación "A" 3785 de fecha 29 de octubre de 2002, el BCRA limitó la distribución de dividendos en efectivo, en la medida en que la Entidad haya decidido valuar a valor técnico las tenencias de los bonos recibidos por la aplicación de los artículos 28 y 29 del Decreto 905, excepto por el importe de utilidades que supere la diferencia entre el valor de registración y el de cotización de los bonos mencionados, luego de efectuadas las apropiaciones legal y estatutariamente establecidas (ver Nota 3).

En virtud de los contratos firmados, consecuencia del proceso de reestructuración de deuda financiera del Banco (Nota 2), existen restricciones para la distribución de utilidades hasta tanto no se haya amortizado como mínimo el 60% del monto total de capital inicial de la nueva deuda de los tramos a largo plazo y tramos garantizados.

34. LIBROS RUBRICADOS

A la fecha de los presentes estados contables las operaciones de Banco Hipotecario Sociedad Anónima se encontraban registradas en los libros rubricados requeridos por la normativa vigente.

35. OPERACIONES CON SOCIEDADES ARTICULO 33 LEY 19550

Los saldos al 31 de marzo de 2005 son los siguientes:

	Miles de pesos
Préstamos	
BACS Banco de Crédito y Securitización S.A.	8.204
Créditos Diversos - Deudores Varios	
BHN Vida S.A.	1.684
BHN Seguros Generales S.A.	253
BHN Sociedad de Inversión S.A.	6
BHN Inmobiliaria S.A.	378
BACS Banco de Crédito y Securitización S.A.	560
Depósitos - Cuentas Corrientes y Plazo Fijo	
BHN Sociedad de Inversión S.A.	306
BHN Inmobiliaria S.A.	1.974
BHN Vida S.A.	7.914
BHN Seguros Generales S.A.	7.041
BHN Seguros de Crédito Hipotecario S.A.	108

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

	Miles de pesos
BACS Banco de Crédito y Securitización S.A.	72
VR - Tasaciones y Certificaciones S.A.	3
Obligaciones Diversas	
BACS Banco de Crédito y Securitización S.A.	12
Saldo Pendiente de Integración	
BHN Vida S.A.	(*)
BHN Seguros Generales S.A.	(*)
BHN Seguros de Crédito Hipotecario S.A.	(*)
Ingresos Financieros	
BACS Banco de Crédito y Securitización S.A.	61
Egresos Financieros	
BHN Sociedad de Inversión S.A.	14
BHN Vida S.A.	32
BHN Seguros Generales S.A.	22
BHN Seguros de Crédito Hipotecario S.A.	2
BACS Banco de Crédito y Securitización S.A.	1
Ingresos por Servicios	
BACS Banco de Crédito y Securitización S.A.	55
Egresos por Servicios	
BACS Banco de Crédito y Securitización S.A.	10

(*) SALDOS PENDIENTES DE INTEGRACION EN PESOS

BHN Vida S.A.	90
BHN Seguros Generales S.A.	90
BHN Seguros de Crédito Hipotecario S.A.	90

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

36. IMPUESTO A LAS GANANCIAS

De acuerdo con lo establecido en la Ley 24855 y en su decreto reglamentario (Decreto 924/97), los ingresos que el Banco obtiene como consecuencia de operaciones de crédito instrumentadas, acordadas, comprometidas y/o registradas hasta la fecha de inscripción de su estatuto se encuentran exentos del impuesto a las ganancias, en tanto que los ingresos originados en operaciones de crédito posteriores a esa fecha se encuentran alcanzados por dicho gravamen.

Como principio general, la ley de impuesto a las ganancias admite la deducción de aquellos gastos necesarios para obtener, mantener o conservar la ganancia gravada. Para el caso de gastos efectuados para obtener conjuntamente ganancias gravadas y no gravadas, es necesario individualizar la porción del gasto destinada a generar la ganancia alcanzada por el gravamen, que será deducible a los efectos impositivos.

La norma da preeminencia al método de asignación directa sobre el método del prorrateo para determinar la porción del gasto deducible (vinculado con la obtención de ingresos gravados), razón por la cual sólo se debería recurrir al método del prorrateo cuando no existiera posibilidad de realizar una vinculación directa entre los gastos incurridos y las ganancias gravadas y no gravadas, respectivamente.

Hasta el ejercicio fiscal finalizado el 31 de diciembre de 1998, el Banco ha determinado el impuesto a las ganancias de acuerdo con el método del prorrateo de gastos, considerando deducibles la porción de gastos que resulta de aplicar a la totalidad de los gastos incurridos la relación entre los ingresos gravados e ingresos totales.

A partir del ejercicio fiscal finalizado el 31 de diciembre de 1999, el impuesto a las ganancias ha sido calculado dando preeminencia a la vinculación directa de los gastos con la obtención de ingresos gravados y no gravados, aplicando el método del prorrateo solamente para aquellos gastos que no era posible asignar en forma directa a cada una de esas fuentes productoras de ganancias.

Se han presentado las declaraciones juradas del impuesto a las ganancias correspondiente a los ejercicios fiscales 1999, 2000, 2001, 2002 y 2003 adoptando el criterio expuesto en el párrafo anterior (ver Notas 37 y 38).

37. IMPUESTO A LAS GANANCIAS PRESUNTAS

El impuesto a la ganancia mínima presunta fue establecido por la Ley 25063 por el término de 10 años a partir del ejercicio 1998. Este impuesto es complementario del impuesto a las ganancias, en tanto que constituye una imposición mínima que grava la renta potencial de ciertos activos productivos a la tasa del 1%, de modo que la obligación fiscal de la Entidad coincidirá con el mayor de ambos impuestos. La mencionada ley prevé para el caso de entidades regidas por la Ley de Entidades Financieras que las mismas deberán considerar como base imponible del gravamen el 20% de sus activos gravados previa deducción de aquellos definidos como no computables. Si el impuesto a la ganancia mínima presunta excediera en un ejercicio fiscal al impuesto a las

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

ganancias, dicho exceso podrá computarse como pago a cuenta de cualquier excedente del impuesto a las ganancias sobre el impuesto a la ganancia mínima presunta que pudiera producirse en cualquiera de los diez ejercicios siguientes.

Teniendo en cuenta el quebranto impositivo determinado por el Banco para los tres últimos ejercicios fiscales, se procedió a efectuar el cálculo del impuesto a la ganancia mínima presunta correspondiente.

Atento lo dispuesto por Comunicación "A" 4295 el Banco procedió, por un principio de prudencia y de acuerdo con la coyuntura económica descripta en la Nota 1, a activar solamente el crédito fiscal correspondiente a los ejercicios 2003 y 2004 en base a las proyecciones de resultados contables e impositivos por miles de pesos 21.000, fundamentados en base al Plan de Negocios presentado al BCRA y estimaciones de las principales variables macroeconómicas y evolución del sistema financiero para los siguientes 10 ejercicios. Dicho crédito fiscal se utilizará en los ejercicios 2013 y 2014.

Los saldos a favor con que cuenta el Banco al cierre de los presentes Estados Contables intermedios son los siguientes:

Año	Saldo a favor
1999	4.400625,61
2000	6.034.258,16
2001	5.084.433,50
2002	9.120.045,09
2003	10.409.045,09
2004*	11.440.897,44

* Estimado.

38. ACTIVOS CONTINGENTES

De acuerdo con lo descripto en la Nota 10.17. y a raíz del uso del método de asignación directa para la deducción de intereses en el cómputo del impuesto a las ganancias, el Banco presenta para el ejercicio fiscal cerrado el 31 de diciembre de 2003, un quebranto en dicho impuesto que asciende a aproximadamente miles de pesos 2.086.490. Al 31 de marzo de 2005 este monto se encuentra registrado en cuentas de orden.

Tal como fuera mencionado en la Nota 3.2., el Banco ha registrado en cuentas de orden, la contingencia positiva de los efectos de la compensación por indexación asimétrica dispuesta por la Ley 25796, por miles de pesos 81.645.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

39. ADQUISICION DE ACCIONES PROPIAS

Con fecha 22 de agosto de 2000, el Directorio dispuso autorizar la adquisición de acciones representativas del capital social del propio Banco en los términos del art. 220 inciso 2 de la Ley 19550, motivada por la necesidad de resguardar el precio de la acción ante la volatilidad del mercado que dada su escasa liquidez, expondría a la misma a fluctuaciones inconvenientes. Esta medida fue aprobada por la Asamblea General Ordinaria del 31 de mayo de 2001.

En virtud a la autorización indicada en el párrafo anterior, en diciembre de 2000, el Banco adquirió acciones propias. Al 31 de diciembre de 2003 la tenencia de acciones propias se encuentra registrada en el rubro "Títulos Públicos y Privados".

Con fecha 20 de enero de 2004 se efectúo una venta preferente de 994.015 acciones clase "D" propias, una vez finalizado el periodo para que los accionistas ejercieran los derechos de preferencia y de acrecer, de acuerdo con siguiente detalle:

1. Se adjudicaron en venta 579.860 acciones clase "D" a los accionistas que ejercieron el derecho de preferencia, por las cuales el Banco percibió el importe total de miles de pesos 4.018;

2. Se adjudicaron en venta 414.155 acciones clase "D" a los accionistas que ejercieron el derecho de acrecer, por las cuales el Banco percibió miles de pesos 2.870.

40. AGENTE DE MERCADO ABIERTO

De acuerdo con lo normado por la Resolución N° 290 de la Comisión Nacional de Valores y sus modificatorias, se informa que el patrimonio mínimo requerido por las normas del Banco Central de la República Argentina supera el establecido en la citada disposición, y el mismo se halla debidamente integrado al cierre del período.

41. AJUSTE DE RESULTADOS DE EJERCICIOS ANTERIORES

a. Valuación de activos a entregar en garantía de Bonos Cobertura.

Con fecha 30 de enero de 2004, por Comunicación "A" 4084, el BCRA dispuso un cambio de criterio en la valuación de los activos al sector público. El efecto generado por la modificación mencionada fue registrado con contrapartida en el rubro ajuste de resultados de ejercicios anteriores, de acuerdo con lo establecido en la Comunicación "A" 4095.

Las modificaciones más significativas se refieren al tratamiento aplicable a los activos entregados en garantía de adelantos otorgados por el BCRA para la suscripción de los bonos previstos en los art. 10, 11 y

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

12 del Decreto 905/02. A opción de la Entidad estos activos podrán excluirse del tratamiento previsto en la Comunicación "A" 3911, debiendo en ese caso registrarse por el valor admitido a los fines de la constitución de las garantías, en los términos del art. 15 del citado decreto y las Comunicaciones "A" 3717 y 3756 del BCRA.

La norma también contempla para los instrumentos del sector público vencidos e impagos, se registren a partir de enero de 2004 al menor valor que resulte entre el valor contable al 31 de diciembre de 2003 y el de aplicar a su valor nominal, netos de bajas o de su transformación en opciones impositivas en su caso, el menor porcentaje que para los pagarés y bonos emitidos por el Fondo Fiduciario para el Desarrollo Provincial resulte de aplicación del método del valor presente neto.

Se dispuso asimismo, que deberán ajustarse con contrapartida en una cuenta regularizadora, los intereses devengados desde diciembre de 2001, respecto de los instrumentos de deuda elegibles para el acuerdo de reestructuración de deuda soberana.

El Banco ha optado por valuar los activos afectados en garantía, por el valor admitido a efectos de la constitución de la garantía. La corrección de los valores contables determinó un incremento de los mismos con contrapartida en ajuste de resultados de ejercicios anteriores por miles de pesos 56.013.

b. Activación de Derechos emergentes de Indexación Asimétrica.

Al 31 de diciembre de 2003 el Banco había activado, en función de las normas a esa fecha conocidas, la diferencia generado por la aplicación del CVS en lugar del CER a determinadas financiaciones por miles de pesos 81.645. Al 31 de diciembre de 2004, dicho activo fue cancelado afectando los resultados de ejercicios anteriores por miles de pesos 51.645, en base al criterio establecido en la Comunicación "A" 4202 del BCRA aplicando por la diferencia previsiones previamente constituidas (Nota 3.2.).

c. Honorarios a Directores.

De acuerdo con lo dispuesto por Asamblea de Accionistas de fecha 31 de mayo de 2004, en cuanto a que los honorarios asignados a los Directores integrantes del Comité ejecutivo en concepto de participación en las ganancias y apreciación accionaria, sean con cargo al ejercicio 2003, se han imputado como ajustes de resultados de ejercicios anteriores por miles de pesos 5.176.

d. Activación de Crédito Fiscal Impuesto Ganancia Mínima Presunta.

Atento lo dispuesto por Comunicación "A" 4295 el Banco procedió a activar el crédito fiscal originado por el ingreso del Impuesto a las Ganancias Mínima Presunta por el ejercicio 2003 y la estimación correspondiente al ejercicio 2004, imputando dicho recupero a Ajuste de Resultados de Ejercicios Anteriores por miles de pesos 21.850.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

e. Observaciones de BCRA al cálculo compensación Asimétrica Decreto 905/02 art. 28 y 29.

Tal como se expresa en nota 3.1., con fecha 6 de abril de 2005 el Directorio del Banco decidió consentir la decisión del BCRA a las observaciones planteadas en cuanto al cálculo del la compensación originada en la pesificación asimétrica de activos y pasivos. La suma no previsionada en el ejercicio anterior fue imputada a Ajuste de Resultados de Ejercicios Anteriores por miles de pesos 17.201.

42. PUBLICACIÓN DE ESTADOS CONTABLES

De acuerdo con lo previsto en la Comunicación "A" 760, la previa intervención del Banco Central de la República Argentina no es requerida a los fines de la publicación de los presentes estados contables.

43. ACTIVIDADES FIDUCIARIAS

El Banco actúa como fiduciario de fideicomisos de garantía en los que se han afectado ciertos emprendimientos constructivos, en el marco de la "Operatoria Titulización - Línea de Crédito para la Financiación de Emprendimientos Constructivos con Transmisión de Dominio Fiduciario".

Por esta operatoria se conforma un fideicomiso en garantía compuesto por los bienes comprendidos en los correspondientes contratos, cuya propiedad fiduciaria se transmite al Banco en su carácter de Fiduciario. El Banco ejerce las facultades que se le otorgan en el Contrato de Fideicomiso, con el propósito de proteger los intereses del Acreedor amparados bajo la Garantía. En este sentido, para algunos proyectos el Banco ha realizado pagos y cobranzas por cuenta y orden del originante.

Al 31 de marzo de 2005 y al 31 de diciembre de 2004, los créditos bajo esta operatoria que permanecen en el activo alcanzan la suma de miles de pesos 102 y miles de pesos 101.

44. CONVERSION DE DEUDA PÚBLICA PROVINCIAL EN BONOS GARANTIZADOS

Mediante Decreto 1579/02, el Poder Ejecutivo dispuso que el Fondo Fiduciario para el Desarrollo Provincial asumiera las deudas provinciales instrumentadas en la forma de Títulos Públicos, Letras del Tesoro o Préstamos. A su vez este Fondo, a través del Banco de la Nación Argentina, en su carácter de fiduciario, emitiera Bonos Garantizados para ofrecerlos en pago de las deudas que mantienen las provincias con entidades bancarias y financieras.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

El Banco, en su carácter de acreedor de varios estados provinciales, presentó la documentación correspondiente a la oferta para aceptar la conversión de dichas acreencias en Bonos Garantizados.

Con fecha 19 de marzo de 2003, el Banco se notificó de las Resoluciones del Ministerio de Economía 742/02 y 765/02 que aceptan la Oferta de Conversión de Deuda Pública Provincial en Bonos Garantizados, correspondientes a las acreencias con: i) Provincia de Formosa, cuyo capital original ascendía a miles de US$ 11.627, y el monto a canjear es de miles de pesos 16.884; y ii) Provincia de Buenos Aires, con un capital original de miles de US$ 74.969, y un monto a canjear de miles de pesos 103.347, cuyos bonos fueron depositados a nombre del Banco el 3 de julio de 2003.

Con fecha 26 de febrero y 4 de marzo de 2004, el Banco se notificó de la Resolución del Ministerio de Economía y Producción N° 633/03 que acepta la Oferta de Conversión de Deuda Pública Provincial en Bonos Garantizados, correspondientes a las acreencias con: i) Provincia de Neuquén (Municipios de Senillosa y Cutral Co), cuyo capital original ascendía a miles de US$ 2.645 y el monto a canjear es de miles de pesos 4.551; y ii) Provincia de Corrientes (Municipios de Goya e Itatí), cuyo capital original ascendía a miles de US$ 350 y el monto a canjear es de miles de pesos 123. Los bonos correspondientes fueron depositados a nombre del Banco el 29 de septiembre de 2004.

El 28 de octubre de 2004 se depositaron a favor del Banco los bonos correspondientes a la deuda con el Municipio de Paraná, el cual fue aceptado por Resolución del Ministerio de Economía y Producción N° 633/03, con un capital original de miles de US$ 6.297 y un monto a canjear de miles de pesos 4.173.

A la fecha de los presentes estados contables, se está a la espera de la aceptación, por parte del Ministerio de Economía, de las restantes ofertas presentadas.

45. ACUERDO PREVENTIVO EXTRAJUDICIAL

Con fecha 9 de junio de 2004 el Banco ingresó para su homologación un Acuerdo Preventivo Extrajudicial en el Juzgado Nacional de Primera Instancia en lo Comercial Nro. 14, Secretaría Nro. 28. En fecha 29 de octubre de 2004 dicho juzgado rechazó la presentación, por considerar que las entidades financieras no pueden acudir al mecanismo del APE. El Banco ha interpuesto recurso de apelación contra dicha sentencia de Primera Instancia, el cual ha sido concedido y se halla pendiente de tratamiento por el tribunal de alzada competente.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 31 de marzo de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 31 de marzo de 2004

46. ADQUISICION DE UNA ENTIDAD FINANCIERA

Con el fin de consolidar el nuevo modelo de negocios orientado hacia una banca universal construida sobre la tradicional franquicia del negocio hipotecario, el Banco inició negociaciones para la adquisición del 100% del paquete accionario de la Banca Nazionale del Lavoro (BNL). Dicha situación fue comunicada a la Comisión Nacional de Valores por notas del 15 de febrero y 10 de marzo de 2005.

47. EVENTOS POSTERIORES

47.1. CEDULAS HIPOTECARIAS ARGENTINAS

Dentro del marco del Programa Global de Valores Fiduciarios "CEDULAS HIPOTECARIAS ARGENTINA" se constituyó el Fideicomiso Financiero Cédulas Hipotecarias Argentinas Serie III 2005-1. El 5 de abril de 2005 se cerró la oferta, habiéndose colocado los Valores de Deuda Fiduciarios Senior CHA, Serie III, 2005-1 por un valor nominal de pesos 50.000.000 a un precio de 100,00%, en tanto que los Valores de Deuda Fiduciarios Clase B CHA, Serie III 2005-1 y los Certificados de Participación CHA, Serie III 2005-1 no fueron colocados y el fiduciante resolvió recibir dichos Valores a la par, por un valor nominal de pesos 6.250.000 y 6.270.008, respectivamente, como parte de pago de una parte de la cartera de Letras Hipotecarias cedidas fiduciariamente al Fideicomiso.

La fecha de emisión de los Valores Fiduciarios fue el 7 de abril de 2005.

47.2. OPERACIÓN DE RECOMPRA DE BODEN 2012

Con el fin de compensar activos y pasivos en moneda extranjera y ajustables por CER, el 28 de abril de 2005, el Banco celebró una operación de Repo con DEPFA Investment Bank Ltd, por un valor nominal de miles de US$ 65.600 en BODEN 2012, a un valor de mercado de 83.25% (miles de US$ 54.612). Dicha operación devenga LIBOR más 1.4% y vence el 3 de agosto de 2007.

47.3. CANCELACION DE LA ASISTENCIA OTORGADA POR EL BCRA

El 3 de mayo de 2005 se procedió a cancelar en forma anticipada la totalidad de las asistencias otorgadas oportunamente por el BCRA (ver Nota 5), de acuerdo con lo previsto en los Decretos Nros 739/03 y 1262/03. La suma total abonada alcanza a miles de pesos 233.487, que incluye capital, CER e intereses.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
5 de mayo de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

PRICEWATERHOUSECOOPERS

Price Waterhouse & Co. S.R.L.
Firma miembro de PricewaterhouseCoopers
Bouchard 557, piso 7°
C1106ABG - Ciudad de Buenos Aires
Tel.: (54-11) 4850-0000
Fax: (54-11) 4850-1800
www.pwc.com/ar

INFORME DE REVISION LIMITADA

Señores Accionistas y Directores de
Banco Hipotecario SA
Reconquista 151
Ciudad Autónoma de Buenos Aires

1. Hemos efectuado una revisión limitada del estado de situación patrimonial de Banco Hipotecario SA ("La Entidad") al 31 de marzo de 2005, de los estados de resultados y de origen y aplicación de fondos por los períodos de tres meses terminados el 31 de marzo de 2005 y 2004, del estado de evolución del patrimonio neto por el período de tres meses terminado el 31 de marzo de 2005 y de las Notas 1 a 47 y Anexos A, B, C, D, E, F, G, H, I, J, K, L y N que los complementan. Además, hemos efectuado una revisión limitada del estado de situación patrimonial consolidado al 31 de marzo de 2005, y de los estados de resultados y de origen y aplicación de fondos consolidados por los períodos de tres meses terminados el 31 de marzo de 2005 y 2004 con sus sociedades controladas, así como el Anexo B consolidado y Notas 1 a 5 consolidadas, los que se presentan como información complementaria. La preparación y emisión de los mencionados estados contables es responsabilidad de la Entidad.

2. Nuestras revisiones se limitaron a la aplicación de los procedimientos establecidos en la Resolución Técnica N° 7 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas para revisiones limitadas de estados contables de períodos intermedios y en la Circular CONAU-1 "Normas mínimas sobre auditorías externas" para la revisión limitada de estados contables trimestrales emitidas por el Banco Central de la República Argentina (BCRA) que consisten, principalmente, en la aplicación de procedimientos analíticos sobre las cifras incluidas en los estados contables y en la realización de indagaciones a personal de la Entidad responsable de la preparación de la información incluida en los estados contables y su posterior análisis. El alcance de esta revisión es sustancialmente inferior al de un examen de auditoría, cuyo objetivo es expresar una opinión sobre los estados contables bajo examen. Consecuentemente, no expresamos opinión sobre la situación patrimonial, los resultados de las operaciones, las variaciones en el patrimonio neto y los orígenes y aplicaciones de fondos de la Entidad, ni sobre sus estados contables consolidados.

3. Tal como se describe en la Nota 1, como consecuencia de la crisis económica que afectó al país, el período en consideración y ejercicios anteriores se vieron afectados por un conjunto de medidas adoptadas por el Gobierno Nacional. En consecuencia, los estados contables de la Entidad deben ser leídos a la luz de las circunstancias descriptas en dicha nota.

4. Tal como se menciona en las Notas 1, 3, 5 y 6 a los estados contables, considerando que existen ciertos aspectos vinculados con el proceso de reestructuración de la deuda soberana pendientes de resolución final, persisten ciertas incertidumbres relacionadas con el cumplimiento por parte del Sector Público de sus obligaciones con la Entidad correspondientes a títulos públicos y financiaciones y, consecuentemente, con el valor recuperable de dichos activos.

5. Tal como se menciona en la Nota 10 "Bases de presentación de los estados contables", la Entidad ha preparado los presentes estados contables aplicando los criterios de valuación y exposición dispuestos por las normas del BCRA que como ente de control de entidades financieras, ha establecido mediante la Circular CONAU-1, sus complementarias y modificatorias. Sin embargo, tal como se menciona en la Nota 11, los mencionados criterios de valuación para ciertos activos y pasivos y las normas de exposición y presentación de estados contables establecidas por el Ente de Contralor no están de acuerdo en ciertos aspectos con las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires, cuyos efectos no han sido expuestos en los presentes estados contables.

6. En base a la labor realizada y a nuestros exámenes de los estados contables de la Entidad y de sus estados contables consolidados por los ejercicios terminados el 31 de diciembre de 2004 y 2003, sobre los cuales emitimos nuestro informe de fecha 9 de febrero de 2005 con una salvedad referida a las circunstancias indicadas en el punto 4 y una excepción por ciertos desvíos a las normas contables profesionales descriptos en el punto 5, ambos de este informe, manifestamos que:

   a) Los estados contables de Banco Hipotecario S.A. al 31 de marzo de 2005 y 2004 y sus estados contables consolidados a esas fechas, detallados en el punto 1, preparados de acuerdo con normas establecidas por el BCRA, y considerando lo mencionado en el punto 5., con normas contables vigentes en la Ciudad Autónoma de Buenos Aires, consideran todos los hechos y circunstancias significativos que son de nuestro conocimiento y que, en relación con los mismos, no tenemos otra observación que formular que la indicada en el punto 4.

   b) La información comparativa incluida en el estado de situación patrimonial básico y consolidado y en las notas y anexos complementarios en los estados contables adjuntos, se deriva de los estados contables de la Entidad al 31 de diciembre de 2004.

PRICEWATERHOUSECOOPERS

7. En cumplimiento de disposiciones vigentes, informamos que:

   a) Los estados contables de la Entidad y sus estados contables consolidados se encuentran asentados en el Libro de "Inventarios y Balances" y cumplen, en lo que es materia de nuestra competencia, con lo dispuesto en la Ley N° 19.550, y las normas emitidas por el BCRA y la CNV.

   b) Los estados contables de la Entidad surgen de sistemas de registros contables llevados en sus aspectos formales de conformidad con las normas legales vigentes y las normas reglamentarias del BCRA, los que mantienen las condiciones de seguridad e integridad en base a las cuales fueron autorizados por la CNV.

   c) Al 31 de marzo de 2005 las deudas a pagar en concepto de aportes y contribuciones con destino al Régimen Nacional de Seguridad Social que surgen de los registros contables y de las planillas soportes, ascienden a $ 803.167,89, no siendo exigibles a esa fecha.

Ciudad Autónoma de Buenos Aires, 5 de mayo de 2005.

PRICE WATERHOUSE & CO. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T°1 - F°17
Gabriel R. Martini
Contador Público (UBA)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 211 - Folio 24

INFORME DE COMISIÓN FISCALIZADORA

Señores
Accionistas y Directores de
BANCO HIPOTECARIO SOCIEDAD ANÓNIMA.
Reconquista 151
Ciudad Autónoma de Buenos Aires

1. En nuestro carácter de miembros de la Comisión Fiscalizadora de Banco Hipotecario S.A., hemos efectuado una revisión limitada del estado de situación patrimonial al 31 de marzo de 2005, los correspondientes estados de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos por el período económico de tres meses terminado en esa fecha y las Notas 1 a 47 y Anexos A, B, C, D, E, F, G, H, I, J, K, L y N que los complementan, los que han sido presentados por la Entidad para nuestra consideración. Además, hemos efectuado una revisión limitada de los estados contables consolidados de Banco Hipotecario S.A. con sus sociedades controladas por el período de tres meses terminado el 31 de marzo de 2005, así como el Anexo B consolidado y Notas 1 a 5 consolidadas, los que se presentan como información complementaria. La preparación y emisión de los mencionados estados contables es responsabilidad de la Entidad.

2. Nuestro trabajo fue realizado de acuerdo con las normas de sindicatura vigentes. Dichas normas requieren que la revisión de los documentos detallados en el párrafo 1. se efectúe de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables correspondientes a períodos intermedios e incluya la verificación de la congruencia de los documentos revisados con la información sobre las decisiones societarias expuestas en actas y la adecuación de dichas decisiones a la ley y a los estatutos en lo relativo a sus aspectos formales y documentales.

   Para realizar nuestra tarea profesional sobre los documentos detallados en el párrafo 1, hemos revisado el trabajo efectuado por el Auditor Externo Price Waterhouse & Co SRL. de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables de períodos intermedios, de conformidad con las normas contables profesionales y con las normas mínimas sobre auditorías externas emitidas por el Banco Central de la República Argentina. Dicha revisión incluyó la verificación de la planificación del trabajo, de la naturaleza, el alcance y oportunidad de los procedimientos aplicados y de los resultados de la revisión limitada efectuada por dicho estudio profesional. Una revisión limitada consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de esta revisión es sustancialmente menor al de una auditoría de estados contables, cuyo objetivo es la expresión de una opinión sobre los estados contables tomados en conjunto. Por lo tanto, no fueron aplicados todos los procedimientos necesarios para poder expresar una opinión sobre los estados mencionados en 1. Los auditores externos emitieron su Informe con fecha 5 de mayo de 2005, cuyo contenido compartimos. Dado que no es responsabilidad de la Comisión Fiscalizadora efectuar un control de gestión, la revisión no se extendió a los criterios y decisiones empresarias de las diversas áreas de la Sociedad, cuestiones que son de responsabilidad exclusiva del Directorio.

3. Los saldos al 31 de marzo de 2004 que se exponen en los estados contables se presentan a efectos comparativos y fueron examinados por otra comisión fiscalizadora que emitió su informe de revisión limitada sobre dichos estados contables el 6 de mayo de 2004 con una abstención de manifestación basada en las incertidumbres existentes a esa fecha.

4. Tal como se menciona en las Notas 1, 3, 5 y 6 a los estados contables, considerando que existen ciertos aspectos vinculados con el proceso de reestructuración de la

deuda soberana pendientes de resolución final, persisten ciertas incertidumbres relacionadas con el cumplimiento por parte del Sector Público de sus obligaciones con la Entidad correspondientes a títulos públicos y financiaciones y, consecuentemente, con el valor recuperable de dichos activos.

5. Tal como se menciona en la Nota 10 "Bases de presentación de los estados contables", la Entidad ha preparado los presentes estados contables aplicando los criterios de valuación y exposición dispuestos por las normas del BCRA que como ente de control de entidades financieras, ha establecido mediante la Circular CONAU-1, sus complementarias y modificatorias. Sin embargo, tal como se menciona en la Nota 11, los mencionados criterios de valuación para ciertos activos y pasivos y las normas de exposición y presentación de estados contables establecidas por el Ente de Contralor no están de acuerdo en ciertos aspectos con las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires, cuyos efectos no han sido expuestos en los presentes estados contables.

6. En base a nuestra revisión, con el alcance descripto más arriba, y al examen de los estados contables de la Entidad y de sus estados contables consolidados por el ejercicio terminado el 31 de diciembre de 2004, sobre los cuales se emitió un informe de fecha 9 de febrero de 2005 con salvedades referidas a las circunstancias indicadas en los puntos 4 y 5 de este informe, informamos que:

   a) Los estados contables de Banco Hipotecario S.A. al 31 de marzo de 2005 y sus estados contables consolidados a esas fechas, detallados en el punto 1, preparados de acuerdo con normas establecidas por el BCRA, y considerando lo mencionado en el punto 5., con normas contables vigentes en la Ciudad Autónoma de Buenos Aires, consideran todos los hechos y circunstancias significativos que son de nuestro conocimiento y que, en relación con los mismos, no tenemos otra observación que formular que la indicada en el punto 4.

   b) La información comparativa incluida en el estado de situación patrimonial básico y consolidado y en las notas y anexos complementarios en los estados contables adjuntos, se deriva de los estados contables de la Entidad al 31 de diciembre de 2004.

Asimismo se autoriza a que cualesquiera de los integrantes firme el presente informe en representación de la Comisión Fiscalizadora.

Ciudad Autónoma de Buenos Aires, 5 de mayo de 2005.

Ricardo FLAMMINI
Por Comisión Fiscalizadora

ENGLISH TRANSLATION OF EXHIBIT 20

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated Balance Sheet

For the period ended March 31, 2005
In comparative format with the previous year
(In thousands of pesos)

	2005	2004
ASSETS		
A. CASH AND CASH RESOURCES	**326,790**	**341,762**
Cash	63,343	62,351
Banks and correspondents	130,329	145,456
Others	133,118	133,955
B. GOVERNMENT AND CORPORATE SECURITIES (Note 2.4.)	**963,348**	**867,169**
Holdings in investment accounts	233,883	298,751
Holdings of trading securities	224,383	118,006
Unlisted government securities	238,998	234,704
Investments in listed corporate securities	55,394	61,422
Securities issued by the BCRA	210,690	154,286
Allowances	-	-
C. LOANS (Schedule B and Note 2.5.)	**2,492,188**	**2,568,267**
To the non-financial public sector	854,951	843,774
To the financial sector	83,944	79,646
To the non-financial private sector and residents abroad	1,828,786	1,932,603
Overdraft facilities	105,728	145,690
Mortgage loans	1,567,845	1,643,093
Pledge loans	3,210	2,235
Unallocated collections	(11,165)	(11,967)
Consumer loans	39,365	23,619
Credit cards	8,976	3,655
Others	90,253	101,531
Accrued interest and quotation differences receivable	24,574	24,747
Allowances	(275,493)	(287,527)
Difference for portfolio acquisition	-	(229)
D. OTHER RECEIVABLES FOR FINANCIAL TRANSACTIONS (Schedule B and Note 2.6.)	**4,594,679**	**4,589,984**
Argentine Central Bank	1,634	2,132
Amounts receivable for spot and forward sales to be settled	100,997	12,528
Securities to be received under spot and forward purchases to be settled	1,017,206	1,140,680
Balances of forward transactions not yet settled without delivery of underlying asset	7,794	-
Others not included in the debtor classification regulations	3,094,803	3,129,801
Others included in the debtor classification regulations	410,688	337,752
Accrued interest receivable included in the debtor classification regulations	14,547	14,396
Allowances	(52,990)	(47,305)

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 6, 2005
PRICE WATERHOUSE & CO.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated Balance Sheet (Continued)

For the period ended March 31, 2005
In comparative format with the previous year
(In thousands of pesos)

		2005	2004
F.	**INVESTMENTS IN OTHER COMPANIES (Note 2.7.)**	**8,880**	**8,304**
	Others	8,880	8,304
G.	**MISCELLANEOUS RECEIVABLES (SCHEDULE B AND NOTE 2.8.)**	**708,005**	**632,810**
	Minimum notional income tax credit	21,850	-
	Others	709,905	658,969
	Accrued interest receivable	1,698	1,698
	Allowances	(25,448)	(27,857)
H.	**BANK PREMISES AND EQUIPMENT (Note 2.9.)**	**90,987**	**92,037**
I.	**MISCELLANEOUS ASSETS (Note 2.9.)**	**24,727**	**23,797**
J.	**INTANGIBLE ASSETS (Note 2.11.)**	**8,225**	**8,139**
	Organization and development expenses	8,225	8,139
K.	**UNALLOCATED ITEMS**	**555**	**2,606**
	TOTAL ASSETS	**9,218,384**	**9,134,875**

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 6, 2005
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated Balance Sheet (Continued)

For the period ended March 31, 2005
In comparative format with the previous year
(In thousands of pesos)

	2005	2004
LIABILITIES		
M. DEPOSITS (Note 2.12.)	350,948	230,374
Non-financial public sector	28,749	20,006
Financial sector	4,265	4,334
Non-financial private sector and residents abroad	317,934	206,034
Current accounts	1,059	11,510
Savings accounts	113,620	73,875
Time deposits	154,323	80,260
Investment accounts	41,950	34,550
Others	5,270	4,945
Accrued interest and quotation differences payable	1,712	894
N. OTHER LIABILITIES FOR FINANCIAL TRANSACTIONS (Note 2.13.)	6,486,840	6,569,998
Argentine Central Bank – Others	2,251,501	2,227,347
Others	2,251,501	2,227,347
Banks and international entities	512,113	509,665
Unsubordinated negotiable obligations	2,492,788	2,717,257
Creditors for spot and forward purchases to be settled	966,831	976,854
Securities to be delivered under spot and forward sales to be settled	111,837	13,543
Premiums on options written	2,636	3,452
Loans from domestic financial institutions	57	42
Others	65,362	60,410
Accrued interest and quotation differences payable	83,715	61,428
O. MISCELLANEOUS LIABILITIES	56,602	62,299
Fees	6,277	5,845
Others	50,325	56,454
P. PROVISIONS	275,630	275,781
R. UNALLOCATED ITEMS	3,319	5,688
TOTAL LIABILITIES	7,173,339	7,144,140
T. MINORITY INTEREST	30,779	31,575
SHAREHOLDERS' EQUITY (Note 2.19.)	2,014,266	1,959,160
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	9,218,384	9,134,875

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 6, 2005
PRICE WATERHOUSE & CO.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated Income Statement

For the period ended March 31, 2005
In comparative format with the previous year
(In thousands of pesos)

	2005	2004
A. FINANCIAL INCOME	**210,469**	**270,495**
Interest on cash and cash resources	289	226
Interest on loans to the financial sector	320	-
Interest on overdraft facilities	1,519	685
Interest on mortgage loans	37,131	42,489
Interest on pledge loans	76	-
Interest on credit card loans	212	-
Interest on other loans	4,699	3,215
Interest on other receivables for financial transactions	7,757	9,620
Net income from government and corporate securities	33,287	48,526
Net income from options	1,169	-
Net income from secured loans – Decree 1387/01	8,721	14,211
Adjustment from application of CER	43,159	13,455
Adjustment from application of CVS	1,136	38,558
Others	70,994	99,510
B. FINANCIAL EXPENSES	**121,694**	**61,353**
Interest on current account deposits	103	28
Interest on savings account deposits	537	263
Interest on time deposits	1,094	163
Interest on loans from financial sector	2	2,185
Interest on other liabilities for financial transactions	40,287	26,440
Other interest	11,907	11,919
Net loss on options	-	3,338
Adjustment from application of CER	63,597	13,970
Others	4,167	3,047
GROSS INTERMEDIATION MARGIN	**88,775**	**209,142**
C. LOAN LOSS PROVISION	**5,770**	**4,856**
D. INCOME FROM SERVICES	**50,330**	**16,505**
Linked with lending transactions	491	-
Linked with borrowing transactions	33,305	822
Others	16,534	15,683
E. EXPENSES FOR SERVICES	**5,742**	**6,151**
Commissions	1,669	2,940
Others	4,073	3,211

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 6, 2005
PRICE WATERHOUSE & CO.

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated Income Statement (Continued)

For the period ended March 31, 2005
In comparative format with the previous year
(In thousands of pesos)

	2005	2004
G. ADMINISTRATIVE EXPENSES	**59,612**	**48,276**
Personnel expenses	41,314	30,944
Directors' and syndics' fees	523	451
Other fees	3,339	2,219
Advertising and publicity	749	360
Taxes	2,295	3,081
Other operating expenses	9,570	10,251
Others	1,822	970
NET INCOME FROM FINANCIAL TRANSACTIONS	**67,981**	**166,364**
I. MINORITY INTEREST	**(2,369)**	**(12,449)**
J. MISCELLANEOUS INCOME	**22,526**	**24,055**
Income from long-term investments	96	-
Penalty interest	2,152	2,202
Loans recovered and allowances reversed	15,621	16,256
Others	4,657	5,597
K. MISCELLANEOUS LOSSES	**35,347**	**76,575**
Penalty interest and charges in favor of the BCRA	6	19
Loan loss provision for miscellaneous receivables and other provisions	31,288	11,725
Others	4,053	64,831
NET INCOME BEFORE INCOME TAX	**52,791**	**101,395**
M. INCOME TAX *(Note 2.16.)*	2,333	775
NET INCOME FOR THE PERIOD	**50,458**	**100,620**

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 6, 2005
PRICE WATERHOUSE & CO.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated Statement of Source and Application of Funds

For the period ended March 31, 2005
In comparative format with the previous year
(In thousands of pesos)

	2005	2004
Changes in funds		
Cash and cash resources at beginning of year	341,762	414,275
Increase (decrease) in funds	(14,972)	(41,983)
Cash and cash resources at end of period	326,790	372,292
Reasons for changes in funds		
Plus:		
Financial income collected	154,215	230,739
Income from services collected	50,330	16,609
Less:		
Financial expenses paid	26,322	250,076
Expenses for services paid	5,742	6,151
Administrative expenses paid	57,482	42,581
Funds provided by (used in) ordinary transactions	114,999	(51,460)
Other sources of funds	225,494	479,891
Net increase in deposits	120,574	4,922
Net increase in other liabilities	23,071	-
Net decrease in government and corporate securities	-	181,280
Net decrease in loans	81,849	-
Net decrease in other assets	-	293,689
Net decrease in other receivables for financial transactions	-	-
Other sources of funds	-	-
Total sources of funds	340,493	428,431
Other uses of funds	355,465	470,414
Net increase in government securities	90,339	-
Net increase in loans	-	32,800
Increase in other receivables for financial transactions	31,906	112,846
Net increase in other assets	54,998	-
Net decrease in deposits	-	-
Net decrease in other liabilities for financial transactions	170,613	240,553
Net decrease in other liabilities	-	71,617
Other uses of funds	7,609	12,598
Total uses of funds	355,465	470,414
Monetary result of cash and cash resources	-	-
Decrease in funds	(14,972)	(41,983)

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 6, 2005
PRICE WATERHOUSE & CO.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated Memorandum Accounts

For the period ended March 31, 2005
In comparative format with the previous year
(In thousands of pesos)

	2005	2004
DEBIT	13,385,943	12,553,525
Contingent	8,616,526	8,454,019
Loans obtained (unused balances)	80,039	-
Guarantees received	1,658,436	1,688,851
Others not included in the debtor classification regulations	4,195,438	4,078,841
Contingencies-re. contra items	2,682,613	2,686,327
Control	3,666,978	4,068,535
Loans classified as non-recoverable	933,287	921,208
Others	2,688,006	3,120,833
Control re. contra items	45,685	26,494
Derivatives	1,086,603	17,372
"Notional" value of forward transactions without delivery of the underlying asset	540,099	-
"Notional" value of call options bought	546,504	-
Derivatives-re. contra items	-	17,372
Others	-	-
Trust activities	15,836	13,599
Trust funds	15,836	13,599
CREDIT	13,385,943	12,553,525
Contingent	8,616,526	8,454,019
Loans granted (unused balances) included in the debtor classification regulations (Schedule B)	13,536	9,468
Guarantees provided to the Argentine Central Bank	856,632	911,197
Other guarantees provided not included in the debtor classification regulations	641,313	591,595
Contingencies-re. contra items	7,105,045	6,941,759
Control	3,666,978	4,068,535
Amounts to be credited	47,478	28,319
Control-re. contra items	3,619,500	4,040,216
Derivatives	1,086,603	17,372
"Notional" value of call options written	14,199	17,372
"Notional" value of forward transactions without delivery of the underlying asset	532,305	-
Derivatives re. contra items	540,099	-
Trust activities	15,836	13,599
Trust accounts re. contra items	15,836	13,599

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 6, 2005
PRICE WATERHOUSE & CO.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated classification of financing according to status and guarantees received

For the period ended March 31, 2005
In comparative format with the previous year
(In thousands of pesos)

SCHEDULE B

COMMERCIAL PORTFOLIO	2005	2004
Normal situation	**1,257,423**	**1,256,342**
With "B" preferred collateral and counter-guarantees	768	659
Without any preferred collateral or counter-guarantees	1,256,655	1,255,683
Potential risk	**834**	**1,040**
With "B" preferred collateral and counter-guarantees	828	1,037
Without any preferred collateral or counter-guarantees	6	3
High risk of insolvency	**1,212**	**1,212**
With "B" preferred collateral and counter-guarantees	-	-
Without any preferred collateral or counter-guarantees	1,212	1,212
Uncollectible	**3,397**	**3,396**
With "B" preferred collateral and counter-guarantees	165	153
Without any preferred collateral or counter-guarantees	3,232	3,243
Uncollectible for technical reasons	**1,019**	**1,019**
With "B" preferred collateral and counter-guarantees	-	-
Without any preferred collateral or counter-guarantees	1,019	1,019
TOTAL COMMERCIAL PORTFOLIO	**1,263,885**	**1,263,009**

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 6, 2005
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated classification of financing according to status and guarantees received

For the period ended March 31, 2005
In comparative format with the previous year
(In thousands of pesos)

SCHEDULE B
(Continued)

CONSUMER AND HOUSING PORTFOLIO	2005	2004
Normal performance	**1,513,906**	**1,493,850**
With "B" preferred collateral and counter-guarantees	1,373,348	1,376,632
Without any preferred collateral or counter-guarantees	140,558	117,218
Inadequate performance	**101,390**	**103,167**
With "B" preferred collateral and counter-guarantees	94,343	96,529
Without any preferred collateral or counter-guarantees	7,047	6,638
Deficient performance	**53,163**	**59,212**
With "B" preferred collateral and counter-guarantees	48,909	54,057
Without any preferred collateral or counter-guarantees	4,254	5,155
Difficult collection	**75,513**	**85,851**
With "B" preferred collateral and counter-guarantees	63,276	71,757
Without any preferred collateral or counter-guarantees	12,237	14,094
Uncollectible	**166,687**	**173,678**
With "B" preferred collateral and counter-guarantees	51,610	56,825
Without any preferred collateral or counter-guarantees	115,077	116,853
Uncollectible for technical reasons	**31,908**	**38,872**
With "B" preferred collateral and counter-guarantees	25,189	31,202
Without any preferred collateral or counter-guarantees	6,719	7,670
TOTAL CONSUMER AND HOUSING PORTFOLIO	**1,942,567**	**1,954,630**
GENERAL TOTAL	**3,206,452**	**3,217,639**

Guillermo C. Martinez
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 6, 2005
PRICE WATERHOUSE & CO.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

DENOMINACION DE LA ENTIDAD:	BANCO HIPOTECARIO SOCIEDAD ANONIMA Reconquista 151- Capital Federal.-

Notes to the Consolidated Financial Statements

For the period ended March 31, 2005

In comparative format with the balance sheet, memorandum accounts and schedules as of December 31, 2004 and income statement, statement of changes in shareholders' equity and statement of sources ad applications of funds as of March 31, 2004

1 - CONSOLIDATION BASIS

These financial statements reflect the consolidated operations carried out by Banco Hipotecario Sociedad Anónima and BACS Banco de Crédito y Securitización Sociedad Anónima in the period ended March 31, 2005 and BHN Sociedad de Inversión Sociedad Anónima in the fiscal year ended December 31, 2004.

Although Banco Hipotecario Sociedad Anónima holds the controlling interests in BHN Inmobiliaria Sociedad Anónima and since October 3, 2000 in VR-Tasaciones y Certificaciones Sociedad Anónima, these companies' financial statements have not been consolidated with those of the Bank because the Management considers that the business activities in which the former is engaged are not homogeneous or supplementary to those carried out by the Bank, and the business activities carried out by the latter are not very significant.

The equity investments held by the Bank in the consolidated and non-consolidated companies as of March 31, 2005 are as follows:

- BACS Banco de Crédito y Securitización Sociedad Anónima: 43,750,000 ordinary book-entry shares with a value of $1 each and entitled to one vote per share, which represent 70% of the capital stock.
- BHN Sociedad de Inversión Sociedad Anónima: 17,999,920 ordinary book-entry shares with a value of $1 each and entitled to one vote per share, which represent 99.99% of the capital stock.
- BHN Inmobiliaria Sociedad Anónima: 1,899,880 ordinary book-entry shares with a value of $1 each and entitled to one vote per share, which represent 99.99% of the capital stock.
- VR-Tasaciones y Certificaciones Sociedad Anónima: 100,000 ordinary shares with a value of $1 each and entitled to one vote per share, which represent 100% of the capital stock.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Hugo L. Chiera
Assistant General Manager
Responsible for General Management
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 06, 2004
PRICE WATERHOUSE & CO.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

DENOMINACION DE LA ENTIDAD:	BANCO HIPOTECARIO SOCIEDAD ANONIMA Reconquista 151- Capital Federal.-

Notes to the Consolidated Financial Statements

For the period ended March 31, 2005
In comparative format with the balance sheet, memorandum accounts and schedules as of December 31, 2004 and income statement, statement of changes in shareholders' equity and statement of sources ad applications of funds as of March 31, 2004

The procedure followed by the Bank to include the controlled investees BHN Sociedad de Inversión Sociedad Anónima –consolidated– and BACS Banco de Crédito y Securitización Sociedad Anónima's accounts was as follows:

1.1. The Bank's Financial Statements have been prepared in line with the valuation and disclosure standards laid down by the Argentine Central Bank and include the balances reported in its Balance Sheet, Income Statement, Memorandum Accounts, Statement of Source and Application of Funds and Exhibit B, which have been consolidated on a line-by-line basis.

1.2. Items arising from intercompany transactions within the consolidated entities have been eliminated from the Balance Sheet, Income Statement, Memorandum Accounts, Statement of Source and Application of Funds and Exhibit B.

1.3. The portion of the Shareholders' Equity corresponding to the minority interest has been disclosed in the Consolidated Balance Sheet, in the line captioned "Minority Interest".

1.4. The portion of the net income/(loss) on the minority interest has been disclosed in the Consolidated Income Statement, in the line captioned "Minority Interest".

2 - BASIS FOR THE PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements of Banco Hipotecario Sociedad Anónima have been prepared in line with the provisions of Argentine Central Bank Communication "A" 2813 and supplementary rules, as amended, regarding financial reporting requirements for the publication of quarterly and annual financial statements and observing the guidelines of Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils of Economic Sciences (F.A.C.P.C.E.).

The consolidated financial statements of BHN Sociedad de Inversión Sociedad Anónima and the individual financial statements of BACS Banco de Crédito y Securitización Sociedad Anónima have been prepared following similar criteria to those applied by Banco Hipotecario Sociedad Anónima.

As from January 1, 2002, as a result of the application of Communication "A" 3702 which established the repeal of any legal and regulatory rule that did not allow the restatement of the accounting balances at period-end currency values, the Bank has resumed the application of the adjustment for inflation following the restatement method established by Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

On March 25, 2003, the Executive Branch issued Decree 664 establishing that the financial statements for years ending as from that date are to be stated in nominal currency. Consequently, in accordance with Communication "A" 3921 of the BCRA, restatement of the financial statements was discontinued as from March 1, 2003.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 6, 2005
PRICE WATERHOUSE & CO.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Consolidated Financial Statements

For the period ended March 31, 2005
In comparative format with the balance sheet, memorandum accounts and schedules as of December 31, 2004 and income statement, statement of changes in shareholders' equity and statement of sources ad applications of funds as of March 31, 2004

The principal disclosure and valuation criteria followed for preparing these financial statements are described below:

2.1. Foreign currency assets and liabilities:

Foreign currency assets and liabilities have been valued at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank, in force at the close of operations carried out on the last business day of the period ended March 31, 2005 and the fiscal year ended December 31, 2004.

2.2. Gold and other precious metals

Holdings of gold and silver were valued at the latest selling quotation on the London market, in US dollars, net of the direct selling expenses, converted into pesos at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank, in force at the close of operations on the last business day of the period ended March 31, 2005 and the fiscal year ended December 31, 2004.

In accordance with Communication "A" 2290 of the Argentine Central Bank, holdings of silver were included under Cash and cash resources, taking into account that: i) their market value arises from daily quotations of relevant transactions and ii) they are minted or represent "good delivery bars" in accordance with the regulations of the Governing Entity.

2.3. Interest accruals and adjustments of principal amounts (CER and CVS):

Interest accruals were determined using the exponential method for all lending and certain borrowing transactions in local and foreign currency whose total term was more than 92 days, and interest accruals for loans overdue more than 90 days were discontinued.

Adjustments of principal amounts from application of the CER were accrued as established by Argentine Central Bank regulations, and interest accruals for loans overdue more than 90 days were discontinued.

2.4. Government and corporate securities:

Listed - In Argentina and abroad:

The securities classified as "Holdings of trading securities", "Investment in listed corporate securities" and "Securities issued by the BCRA" have been valued at year-end or period-end market quotation, as the case may be, net of the estimated allowance, where applicable, and corporate securities with autorization to trade on euromarkets and on the Buenos Aires Stock Exchange have been valued at their technical residual value.

The BODEN 2012 Government securities in US$ classified as "Holdings in investment accounts" have been recognized at their technical value, in accordance with the whereas clauses of Communication "A"3785,

supplementary rules and amendments. Such technical values increase on the basis of interest accrued under the issue terms and conditions at the end of each year or period. The new foreign currency balance is converted into pesos at the reference exchange rate published by the Argentine Central Bank.

The National Government Securities originally issued in foreign currency subject to Argentine legislation have been converted into pesos at the exchange rate of $1.40 per US dollar, as provided for by Law 25561, Decree 214 and complementary rules and amendments.

As of December 31, 2004, the National Government securities originally issued in foreign currency and not subject to conversion into pesos had been recorded at December 31, 2003 carrying value.

Unlisted

The Bank has recorded Secured Bonds issued by the Fiduciary Fund for Provincial Development received within the framework of Decree 1579/02, Ministry of Economy Resolution 539/02 and supplementary rules. These bonds have been stated at the lower of average book value (for those securities that will be used as collateral for the subscription of Coverage Bonds) or present or technical value (for the other securities), following the guidelines established by Communication "A" 3911, complementary rules and amendments.

Government securities offered in exchange for sovereign debt were disclosed under the authorized accounts depending on the securities to be received following the guidelines laid down by Communication "B" 8450. The criteria established by Communication "A" 4270 and supplementary rules, as amended, have been applied for valuing them, and Discount Bonds have been stated at the lower value arising from comparing the aggregate nominal cash flow until maturity, under the issue conditions of the new securities, to the carrying value of the securities offered, which is equivalent to the present value of the Secured Bonds. Par Bonds have been valued at March 31, 2005 market price.

2.5. Loans:

The portfolio of performing loans and loans due ninety days or less has been valued in terms of the principal amounts actually lent, plus capitalized interest, net of principal amortization collected and debt balance refinancing, plus adjustments (from application of the CER, where applicable) and accrued interest receivable and less the estimated reserve for loan losses.

Loans secured under Decree 1387/01 have been valued in accordance with the guidelines of BCRA Communication "A" 3911, complementary rules and amendments, as follows: i) those used for the matching, at the lower of present value (cash flows according to contract conditions, discounted at the rates of interest established by the BCRA) or technical value (amount index-adjusted by applying the CER, where applicable, plus interest accrued according to contract conditions). This value is compared to the theoretical value (book value at February 28, 2003, net of the offsetting account, plus adjustment by the CER, where applicable). The differences resulting from this comparison are shown in an asset offsetting account. ii) the loans to be used as collateral for the advances granted by the BCRA for the subscription of the Coverage Bonds established by Decree 905/02, at their average book value established by Communication "A" 3756.

Other loans to the public sector, not included in the preceding paragraph, originally granted in foreign currency have been converted into pesos at the exchange rate of $1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to the amount of those loans and maximum rates have been established, in accordance with Decree 1579/02, if those assets were subjected to the Exchange of Provincial Public Debt.

Loans to the non-financial private sector originally granted in foreign currency have been converted into pesos at the exchange rate of $1.00 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER and CVS have been applied to the amount of those loans and maximum rates have been established, depending on the borrower.

2.6. Other receivables for financial transactions:

The individual mortgage loans pending securitization whose fiduciary ownership was transferred by the Bank and recorded in this caption have been valued and converted into pesos following the criterion described in point 2.3 and 2.5.

The amount recorded in the account captioned "Other not included in the debtor classification regulations - Compensation to be received from the National Government" includes the amount in pesos equivalent to the technical value of the bonds to be received, in accordance with sections 28 and 29 of Decree 905, until the Argentine Central Bank credits the remaining BODEN 2012 in US dollars requested in compliance with that regulation.

The Bank has repurchased its Negotiable Obligations under a financing agreement signed with DePfa Investment Bank Ltd. Under this agreement, the Bank's rights to receive its own negotiable obligations at market value have been recorded under assets and the financing received from abroad, under liabilities.

The Bank has also carried out a total return swap transaction involving the forward purchase by the Bank of its own shares. The rights arising from this purchase have been valued at year-end market value of the underlying asset.

The rights arising from currency swap transactions carried out as a hedge for the restructured obligations issued in Euros have been valued at the reference US dollar exchange rate published by the BCRA, and the obligations issued in currencies other than the US dollar have been converted to the latter currency applying the swap rates communicated by the BCRA operations desk in force at the close of operations on the last business day of the period ended March 31, 2005 and the fiscal year ended December 31, 2004.

The financial trust participation certificates have been valued according to the equity method of accounting.

Financial trust debt securities have been stated at face value, index-adjusted by applying the CER, where applicable, plus interest accrued until the end of the period or year.

Currency swap transactions carried out as a hedge for the Bank's exposure to CER index-adjustable peso denominated liabilities, without transferring the underlying asset, have been valued according to the net asset or liability position derived from variations in the underlying assets (CER plus 2% for assets) and variations in the US dollar quotation plus interest agreed for liabilities.

2.7. Investments in other companies:

This caption mainly includes the equity investments held by the Bank in:

Controlled investee engaged in non-homogeneous activities: BHN Inmobiliaria Sociedad Anónima. This equity investment has been recorded according to the equity method of accounting, as of December 31, 2004.

Other equity investments: Mercado Abierto Electrónico Sociedad Anónima, ACH Sociedad Anónima, VR-Tasaciones y Certificaciones Sociedad Anónima, Mortgage.com Inc. and VR-Particulares Sociedad Anónima. These equity investments have been recorded at the lower of cost or estimated recoverable value.

2.8. Miscellaneous receivables

BODEN 2012 and National Government Secured Loans deposited in escrow have been valued following the criteria mentioned in the second paragraph of point 2.4. and in second paragraph of point 2.5., respectively.

2.9. Bank premises and equipment and miscellaneous assets:

These assets are recorded at cost restated in constant monetary units until February 28, 2003, net of accumulated depreciation calculated following the straight-line method, based on the estimated useful life of the assets. The cost of assets added before December 31, 1994 has been restated in constant currency as of that date, while subsequent transactions are valued in current purchasing power values of the period to which they correspond.

The Bank records in "Miscellaneous assets – Assets acquired through foreclosures" housing units added to the Bank's assets in repayment of mortgage loans. These housing units have been valued at the lower of market value or the value of the loan, net of allowances.

The net book values of the assets taken as a whole, except for the assets intended for sale, which do not exceed their estimated recovery value, do not exceed their net realizable value.

Guillermo C. Martinz Accounting Management BANCO HIPOTECARIO S.A.	**Clarisa D. Lifsic de Estol** On behalf of the General Manager BANCO HIPOTECARIO S.A.	Signed for purposes of identification with our report dated May 6, 2005 PRICE WATERHOUSE & CO. C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Clarisa D. Lifsic de Estol President BANCO HIPOTECARIO S.A.	**Ricardo Flammini** On behalf of the Syndics' Committee	

Notes to the Consolidated Financial Statements

For the period ended March 31, 2005
In comparative format with the balance sheet, memorandum accounts and schedules as of December 31, 2004 and income statement, statement of changes in shareholders' equity and statement of sources ad applications of funds as of March 31, 2004

2.10. Housing, life and unemployment insurance premiums in lending transactions:

The Bank's policy is to recognize the premium income when the corresponding loan installment accrues, except for those loans that are more than ninety days in arrears, and to allocate the expenditures for claims to the net income/(loss) for the period or year in which they occur.

The Bank has set up a reserve of Ps. 12,013 thousand, which is included in the Shareholders' Equity – Profit reserves – Others and a reserve for pending insurance claims for Ps. 10,156 thousand and Ps. 10,098 thousand as of March 31, 2005 and December 31, 2004, respectively, which is shown in the Provisions caption under Liabilities.

2.11. Intangible assets

These assets represent organization and systems development expenses incurred by Banco Hipotecario S.A. and organization expenses due to the establishment and start-up and implementation of computer software of BHN Sociedad de Inversión Sociedad Anónima and BACS Banco de Crédito y Securitización Sociedad Anónima. These assets have been restated in constant monetary units of February 28, 2003, and are being amortized monthly according to the straight-line method, based on their estimated useful life.

2.12. Deposits

Deposits have been valued at their placement value, plus adjustments from application of the CER and accrued interest, where applicable. The fixed return on each transaction is accrued on an exponential basis, while the variable return on time deposits adjusted by applying the CER and included in "Investment Accounts" is accrued at the pro rata rate of return agreed upon based on the improvement in the price of the financial asset or financial asset indicator, between the time the transaction is arranged and the end of the month.

Deposits originally made in foreign currency have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to those deposits.

2.13. Other liabilities for financial transactions

US dollar-denominated negotiable obligations under currency swap transactions carried out as a hedge for the restructured obligations issued in Euros have been valued at the reference US dollar exchange rate published by the BCRA, and the obligations denominated in other currencies have been converted to US dollars applying the swap rates communicated by the BCRA operations desk, in force at the close of operations on the last business day of the period ended March 31, 2005 and the fiscal year ended December 31, 2004.

The obligations under swap transactions as a hedge for the liability position in pesos adjustable by applying the CER have been valued following the criterion mentioned in point 2.6., where applicable.

2.14. Valuation of options

Premiums on call options written and bought have been accrued on a linear basis during the life of the contract.

The balances of the accounts reflecting the contingent liabilities assumed as a result of the call options written are adjusted at closing date market price of the securities traded and recorded under memorandum accounts.

2.15. Provisions

The Bank estimates contingencies and records them in Provisions, under Liabilities. These provisions cover various items, such as insurance risk, provisions for lawsuits, unforeseen risks, etc.

2.16. Dismissal Indemnities

The Bank does not set up any provisions to cover the risk of dismissal indemnities involving the staff, as the disbursements in this respect are charged to the results for the year in which they occur.

2.17. Income Tax

Pursuant to Article 28 of Law 24,855, Banco Hipotecario Sociedad Anónima is subject to income tax, except for all the housing loan transactions carried out prior to October 23, 1997, date of registration of its by-laws with the Superintendency of Corporations.

The Bank charges to income and sets up a provision for income tax determined based on the transactions subject to this tax in the period in which those transactions are carried out.

2.18. Minimum Notional Income Tax

In view of the option granted by the BCRA by means of Communication "A" 4295, as of March 31, 2005 the Bank capitalized as a minimum notional income tax credit the tax amount paid in fiscal 2003 and the amount estimated for the fiscal year 2004, on the basis of projections prepared and the possibility of recovering it, with a counterpart in Prior year adjustment. The criterion adopted in prior years consisted in charging that disbursement to results.

2.19. Shareholders' Equity

a. Capital stock, reserves and capital adjustment:

The Shareholders' Equity account activity and balances prior to December 31, 1994 have been restated in the currency values prevailing at that date, following the method mentioned in the first paragraph of this Note. The transactions carried out subsequent to that date have been recorded in currency values of the period to which they correspond. The balances of the Shareholders' Equity accounts at March 31, 2005 have been restated in the currency value of February 28, 2003. The adjustment derived from the restatement of the balance of "Capital Stock" was allocated to "Equity Adjustments".

b. Results:

Income and expenses for the year have been restated into year-end currency regardless of whether they have been collected or paid.

c. Prior year adjustment

1. Valuation of assets to be delivered as security for Coverage Bonds.

On January 30, 2004, BCRA Communication "A" 4084 established a change of criterion for the valuation of assets delivered to the public sector. The effect of this change was recorded as a counterpart under the Prior year adjustments caption, as established by BCRA Communication "A" 4095.

The most significant changes include the treatment applicable to assets delivered as collateral for advances granted by the BCRA for the subscription of the bonds envisaged in Sections 10, 11 and 12 of Decree No. 905/02. At the Bank's option, these assets may be excluded from the treatment foreseen in Communication "A" 3911. In this case, those assets are to be recorded at the value admitted for purposes of the providing of collateral, under the terms of Section 15 of the above-mentioned Decree and BCRA Communications "A" 3717 and "A" 3756.

The norm also establishes that effective January 2004 past due and unpaid public sector instruments are to be recorded at the lower of carrying value at December 31, 2003 or the value resulting from applying to their face value, net of retirements or of their conversion into tax options, as the case may be, the lowest

percentage resulting from applying the net present value method to Promissory Notes and Bonds issued by the Trust Fund for Provincial Development.

It has also been established that interest accrued since December 2001 on the public debt instruments eligible for the sovereign debt restructuring agreement is to be offset against an adjustment account.

The Bank has opted to value the assets used as collateral at the value admitted for purposes of the providing of that collateral. As a result of the carrying value adjustment, an increase of $56,013 thousand was recorded as a counterpart in Prior year adjustments.

2. Capitalization of rights derived from the asymmetric indexation.

At December 31, 2003, in accordance with regulations known at that date, the Bank had capitalized the difference arising from the application of the CVS instead of CER to certain loans for $ 81,645 thousand. As of December 31, 2004, those loans had been repaid in the amount of $51,645 thousand charging them to prior years results, according to the criterion established by BCRA Communication "A" 4202, and the difference was covered with provisions previously set up (Note 3.2.).

3. Directors' fees.

The fees for Ps. 5,176 thousand payable to the Executive Committee Directors for profit sharing and stock appreciation rights which are to be charged to fiscal 2003, as resolved by the Meeting of Shareholders held on May 31, 2004, have been allocated as prior year adjustments.

4. Capitalization of the minimum notional income tax credit.

As established by BCRA Communication "A" 4295, the Bank capitalized the credit derived from the payment of the minimum notional income tax for the fiscal year 2003 and the amount estimated for the fiscal year 2004, allocating such recovery for Ps. 21,850 thousand to Prior year adjustment.

5. Observations of the BCRA on the calculation of the compensation for asymmetric pesification pursuant to Sections 28 and 29 of Decree 905/02.

As mentioned in Note 3.1., on April 6, 2005 the Bank's Board of Directors decided to accept the observations made by the BCRA regarding the calculation of the compensation for the asymmetric pesification of assets and liabilities. The Ps. 17,201 thousand amount not covered by an allowance in the previous year has been allocated to Prior year adjustments.

The preparation of the financial statements requires that the Bank's Board of Directors perform estimates affecting assets and liabilities, the results for the period and the determination of contingent assets and liabilities at the date thereof. Since these estimates involve value judgements regarding the probability of

occurrence of future events, the actual net income/(loss) may differ from the estimated amount and thus generate losses or profits affecting subsequent periods. All legal and regulatory rules in force at the date of presentation of these financial statements have been considered.

The financial statement figures for the period or year, presented for comparative purposes, include certain reclassifications and adjustments that contemplate specific disclosure criteria so as to present them on a consistent basis with those of the current year.

3 - DIFFERENCES BETWEEN ARGENTINE CENTRAL BANK REGULATIONS AND PROFESSIONAL ACCOUNTING STANDARDS

Below is a detail of the main differences between the Argentine Central Bank regulations and professional accounting standards, considering the statement made in the first part of Note 10:

3.1. Valuation criteria

a) Compensation to be received, per Sections 28 and 29 of National Executive Branch Decree 905/02, and investment account securities

As of March 31, 2005 and December 31, 2004, the Bank carries the government securities received and to be received in the "Government Securities – holdings in investment accounts" and Other Receivables for financial transactions – Other not included in the debtor classification regulations" captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02.

Under professional accounting standards, those assets should be valued at their quotation values net of estimated selling expenses, charging the quotation differences to the results for each period, except there is a possibility and intention to carry them until maturity.

b) Allowances for receivables from the non-financial public sector

Current regulations on the setting up of allowances issued by the Argentine Central Bank provide that receivables from the Public Sector are not subject to allowances for doubtful accounts. Under professional accounting standards, those allowances must be estimated on the basis of the uncollectibility risk attaching to those assets.

c) Accounting for income tax according to the deferred tax method

The Bank determines income tax at the statutory rate applicable to the estimated taxable income, without considering the effect of any timing differences between the accounting and taxable results. Under professional accounting standards, income tax must be recognized according to the deferred tax method.

Notes to the Consolidated Financial Statements

For the period ended March 31, 2005

In comparative format with the balance sheet, memorandum accounts and schedules as of December 31, 2004 and income statement, statement of changes in shareholders' equity and statement of sources ad applications of funds as of March 31, 2004

d) Secured loans, government and other similar securities

As established by Decree No. 1387/01 dated November 6, 2001, in the fiscal year ended December 31, 2001, the Bank exchanged with the National Government national government securities (classified and valued as "Investment accounts", according to the criteria established by the BCRA) for national secured loans which, as of December 31, 2003 and December 31, 2004 were recorded under "Loans to the Non-financial Public Sector". Furthermore, as established by Decree 1579/02 the Bank and the Fiduciary Fund for the Provincial Development exchanged loans to the provincial governments for Provincial Secured Loans (BOGAR) which as of March 31, 2005 and December 31, 2004 have been disclosed under Government and Corporate Securities.

At those dates, the Bank valued the two assets at the lower of present or technical value, as established by BCRA Communication "A" 3911 and complementary rules, as amended, except for those used as collateral for advances granted by the Governing Entity for the subscription of the bonds foreseen in Decree 905/02. Under the provisions of CD Resolution No. 290/01 of the CPCECABA, as of December 31, 2003 and December 31, 2004 those assets should have been valued on the basis of the respective quotation values of the securities exchanged as of November 6, 2001, which are considered to be the transaction cost as from that date, where applicable, plus interest accrued at the internal rate of return until the end of each period.

The Bank has recorded as a prior year adjustment the positive difference arising from recognizing the loans to the Public Sector at their repayment value for the acquisition of Coverage Bonds (per National Executive Branch Decree 905/02) following the guidelines of Communication "A" 4095. Under professional accounting standards, this item should be charged to the result for that year, because it was accrued that year.

e) Compensation for application of the CER/CVS

As of March 31, 2004, the Bank had written off the compensation amount for asymmetric indexation and charged it to the results for prior years, according to the criterion established by BCRA Communication "A" 4202. Under professional accounting standards, that compensation amount should have been charged to the results for the year 2004.

f) Valuation at equity value

For purposes of calculating the equity value, Technical Pronouncement No. 21 establishes that the closing date of the period of investors is to coincide with that of the issuing companies, a criterion that differs from Argentine Central Bank regulations. The same valuation criterion under professional accounting standards is also to be applied to all subsidiaries.

g) Derivatives

Currency swap transactions carried out as a hedge for the Bank's exposure to CER index-adjustable peso denominated liabilities, without transferring the underlying asset, have been valued according to the net asset or liability position derived from variations in the underlying assets (CER plus 2% for assets) and variations in the US dollar quotation plus interest agreed for liabilities. This criterion differs from professional accounting standards.

3.2. Disclosure issues

a) Statement of cash flows, earning per share and business segment

The criterion established by Technical Pronouncement No. 19 for disclosing these items differs from that established by the Argentine Central Bank in its Circular CONAU 1.

4 - RESTRICTED ASSETS OF RELATED COMPANIES

As of December 31, 2004, BHN Sociedad de Inversión Sociedad Anónima did not have any restricted assets.

BACS Banco de Crédito y Securitización S.A. carries 100% of the A Certificate of the BACS II Financial Trust and the certificate of participation in the BACS Funding I Mortgage Trust as collateral for the line of credit granted by the International Finance Corporation (IFC).

5 – MORTGAGE SYSTEMS INTERNATIONAL LLC ("MSI")

In view of the equity interest held by BHN Sociedad de Inversión S.A. in Mortgage Systems International LLC ("MSI"), and considering the problems that could arise from continuing to maintain an equity interest higher than 12.5% in a company which does not currently provide services supplementary to the Bank's specific activities, through Minutes No. 135 dated December 3, 2003 the Board of Directors resolved to: i) properly reflect the situation arising from the equity interest held in MSI in a note to consolidated financial statements; ii) consider the excess equity interest held by BHN Sociedad de Inversión S.A. in MSI's capital stock as a higher consolidated minimum capital requirement, as established by applicable regulations; and iii) make the pertinent presentations to the BCRA proposing the correct classification.

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Balance Sheet

For the period ended March 31, 2005
In comparative format with the previous year
(In thousands of pesos)

	2005	2004
ASSETS		
A. CASH AND CASH RESOURCES	**301,986**	**316,423**
Cash	45,756	43,039
Banks and correspondents	123,112	139,429
Others – (Note 10.2.)	133,118	133,955
B. GOVERNMENT AND CORPORATE SECURITIES (Schedule A and Note 10.4.)	**915,961**	**816,200**
Holdings in investment accounts	198,744	262,876
Holdings of trading securities	224,383	115,101
Unlisted government securities	238,998	234,704
Investments in listed corporate securities	43,146	49,233
Securities issued by the BCRA	210,690	154,286
C. LOANS (Schedules B, C and D and Notes 10.3. and 10.5.)	**2,462,375**	**2,527,677**
To the non-financial public sector	854,951	843,774
To the financial sector	88,439	84,333
To the non-financial private sector and residents abroad	1,794,094	1,886,712
Overdraft facilities	105,728	145,690
Mortgage loans	1,567,845	1,643,093
Pledge loans	3,210	2,235
Consumer loans	39,365	19,712
Credit cards	8,976	3,655
Unallocated collections	(11,165)	(11,949)
Others	56,428	60,429
Accrued interest and quotation differences receivable	23,707	23,847
Allowances (Schedule J and Notes 12 and 13)	(275,109)	(287,142)
D. OTHER RECEIVABLES FOR FINANCIAL TRANSACTIONS (Schedules B, C and D and Notes 10.3. and 10.6.)	**4,519,472**	**4,512,195**
Argentine Central Bank	1,634	2,132
Amounts receivable for spot and forward sales to be settled	100,997	12,528
Securities to be received under spot and forward purchases to be settled	1,017,206	1,140,680
Balances of forward transactions not yet settled without delivery of underlying asset	7,794	-
Others not included in the debtor classification regulations (Note 16)	3,019,529	3,051,965
Others included in the debtor classifications regulations (Notes 16 and 17)	410,688	337,752
Accrued interest receivable included in the debtor classification regulations (Note 17)	14,547	14,396
Allowances (Schedule J)	(52,923)	(47,258)

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 5, 2005
PRICE WATERHOUSE & CO.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Balance Sheet (Continued)
For the period ended March 31, 2005
In comparative format with the previous year
(In thousands of pesos)

	2005	2004
F. INVESTMENTS IN OTHER COMPANIES (Schedule E and Notes 10.7. and 32)	**118,141**	**119,351**
In financial institutions	71,819	73,670
Others	46,322	45,681
G. MISCELLANEOUS RECEIVABLES (Note 10.8.)	**696,755**	**623,161**
Minimum notional income tax credit	21,850	-
Others (Note 18)	698,655	649,320
Other accrued interest receivable	1,698	1,698
Allowances (Schedule J)	(25,448)	(27,857)
H. BANK PREMISES AND EQUIPMENT (Schedule F and Note 10.9.)	**88,222**	**89,409**
I. MISCELLANEOUS ASSETS (Schedule F and Note 10.9.)	**24,727**	**23,797**
J. INTANGIBLE ASSETS (Schedule G and Note 10.11.)	**5,699**	**6,263**
Organization and development expenses	5,699	6,263
K. UNALLOCATED ITEMS	**555**	**2,606**
TOTAL ASSETS	**9,133,893**	**9,037,082**

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 5, 2005
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Balance Sheet (Continued)
For the period ended March 31, 2005
In comparative format with the previous year
(In thousands of pesos)

	2005	2004
LIABILITIES		
L. DEPOSITS (Schedules H and I and Notes 10.3., 10.12. and 31)	366,751	236,392
Non-financial public sector	28,749	20,006
Financial sector	4,337	4,389
Non-financial private sector and residents abroad	333,665	211,997
Current accounts	16,706	17,473
Savings accounts	113,620	73,875
Time deposits	154,323	34,550
Investment accounts	41,950	80,260
Others	5,270	4,945
Accrued interest and quotation differences payable	1,796	894
M. OTHER LIABILITIES FOR FINANCIAL TRANSACTIONS (Schedule I and Notes 10.3., 10.13. and 10.14.)	6,431,174	6,512,749
Argentine Central Bank	2,221,267	2,198,115
Others	2,221,267	2,198,115
Banks and international entities	496,833	490,848
Unsubordinated negotiable obligations (Note 19)	2,492,788	2,717,257
Amounts payable under spot and forward purchases to be settled	966,831	976,854
Securities to be delivered under spot and forward sales to be settled	111,837	13,543
Premiums on options written	2,636	3,452
Others (Note 22)	55,316	51,310
Accrued interest and quotation differences payable	83,666	61,370
N. MISCELLANEOUS LIABILITIES	42,753	47,312
Fees	6,249	5,817
Others (Note 23)	36,504	41,495
O. PROVISIONS (Schedule J and Notes 10.10., 10.15. and 24)	275,630	275,781
Q. UNALLOCATED ITEMS	3,319	5,688
TOTAL LIABILITIES	7,119,627	7,077,922
SHAREHOLDERS' EQUITY (per related statement) **(Note 10.19.)**	2,014,266	1,959,160
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	9,133,893	9,037,082

Notes and Schedules are an integral part of these financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 5, 2005
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Income Statement

For the period ended March 31, 2005
In comparative format with the previous year
(In thousands of pesos)

	2005	2004
A. FINANCIAL INCOME	**216,315**	**229,531**
Interest on cash and cash resources	194	218
Interest on loans to the financial sector	381	-
Interest on overdraft facilities	1,519	685
Interest on mortgage loans	37,131	42,489
Interest on pledge loans	76	-
Interest on credit card loans	212	-
Interest on other loans	4,005	2,581
Interest on other receivables for financial transactions	7,757	9,357
Net income from government and corporate securities	28,945	43,550
Net income from options	1,169	-
Net income from secured loans – Decree 1387/01	8,721	14,211
Adjustment from application of CER	43,105	13,182
Adjustment from application of CVS	1,136	38,558
Others (Note 25)	81,964	64,700
B. FINANCIAL EXPENSES	**130,489**	**58,315**
Interest on current account deposits	104	28
Interest on savings account deposits	537	263
Interest on time deposits	1,094	163
Interest on loans from financial sector	2	2,185
Interest on other liabilities for financial transactions	39,972	26,015
Other interest	11,767	11,788
Net loss on options	-	3,338
Adjustment from application of CER	62,735	13,772
Others (Note 25)	14,278	763
GROSS INTERMEDIATION MARGIN	**85,826**	**171,216**
C. LOAN LOSS PROVISION	**5,665**	**4,752**
D. INCOME FROM SERVICES	**17,562**	**16,544**
Linked with lending transactions	456	-
Linked with borrowing transactions	899	822
Others (Note 26)	16,207	15,722
E. EXPENSES FOR SERVICES	**5,614**	**6,097**
Commissions	1,563	2,937
Others (Note 27)	4,051	3,160

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 5, 2005
PRICE WATERHOUSE & CO.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Income Statement (Continued)

For the period ended March 31, 2005
In comparative format with the previous year
(In thousands of pesos)

	2005	2004
G. ADMINISTRATIVE EXPENSES	**27,172**	**22,669**
Personnel expenses	15,117	12,487
Directors' and syndics' fees	479	399
Other fees	1,681	838
Advertising and publicity	745	240
Taxes	2,214	2,689
Other operating expenses (Note 28)	5,892	5,355
Others	1,044	661
NET INCOME FROM FINANCIAL TRANSACTIONS	**64,937**	**154,242**
I. MISCELLANEOUS INCOME	**21,917**	**19,819**
Income from long-term investments	-	1,755
Penalty interest	2,129	2,202
Loans recovered and allowances reversed	15,523	10,299
Others (Note 29)	4,265	5,563
J. MISCELLANEOUS LOSSES	**36,396**	**73,441**
Loss on long-term investments	1,210	-
Penalty interest and charges in favor of the BCRA	3	14
Loan loss provision for miscellaneous receivables and other provisions	31,288	11,725
Others (Note 30)	3,895	61,702
NET INCOME BEFORE INCOME TAX	**50,458**	**100,620**
NET INCOME FOR THE PERIOD	**50,458**	**100,620**

Notes and schedules are an integral part of these financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 5, 2005
PRICE WATERHOUSE & CO.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Statement of Changes in Shareholders' Equity

For the period ended March 31, 2005
In comparative format with the previous year
(In thousands of pesos)

Changes	Capital Stock	Non-Capitalized Contributions		Equity adjustments	Profit reserves		Retained earnings	Total at 3.31.05	Total at 3.31.04
		Share issuance premiums	Irrevocable contributions for future capital increases		Legal	Others			
1. Opening balances	1,500,000	-	1	1,797,623	1	169	(2,530,150)	1,959,160	1,680,825
2. Prior year adjustment (Note 41)							4,648	4,648	-
3. Subtotal	1,500,000	-	1	1,797,623	1	169	(2,525,502)	1,963,808	1,680,825
4. Net income for the period							50,458	50,458	100,620
5. Closing balances	1,500,000	-	1	1,797,623	1	169	(2,475,044)	2,014,266	1,781,445

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 5, 2005
PRICE WATERHOUSE & CO.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Statement of Source and Application of Funds

For the period ended March 31, 2005
In comparative format with the previous year
(In thousands of pesos)

	2005	2004
Changes in funds		
Cash and cash resources at beginning of year	316,423	379,002
Increase (decrease) in funds	(14,437)	(31,018)
Cash and cash resources at end of period	301,986	347,984
Reasons for changes in funds in uniform currency		
Plus:		
Financial income collected	160,028	189,775
Income from services collected	17,562	16,648
Less:		
Financial expenses paid	35,025	247,038
Expenses for services paid	5,614	6,097
Administrative expenses paid	25,072	16,974
Funds provided by ordinary transactions	111,879	(63,686)
Other sources of funds	225,534	479,225
Net increase in deposits	130,359	4,992
Net increase in other liabilities	24,209	-
Net decrease in government and corporate securities	-	182,409
Net decrease in loans	70,966	-
Net decrease in other receivables for financial transactions	-	-
Increase in prior year adjustment	-	-
Net decrease in other assets	-	291,824
Other sources of funds	-	-
Total sources of funds	337,413	415,539
Other uses of funds	351,850	446,557
Net increase in government and corporate securities	93,921	-
Net increase in loans	-	16,811
Net increase in other receivables for financial transactions	34,488	126,321
Net increase in other assets	50,794	-
Net decrease in deposits	-	-
Net decrease in other liabilities for financial transactions	169,031	224,242
Net decrease in other liabilities	-	78,707
Other uses of funds	3,616	476
Total uses of funds	351,850	446,557
Increase (decrease) in funds	(14,437)	(31,018)

Notes and schedules are an integral part of these financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 5, 2005
PRICE WATERHOUSE & CO.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Memorandum Accounts

For the period ended March 31, 2005
In comparative format with the previous year
(In thousands of pesos)

	2005	2004
DEBIT	12,820,732	11,969,691
Contingent	8,590,651	8,425,700
Loans obtained (unused balances)	80,039	-
Guarantees received	1,658,436	1,688,851
Others not included in the debtor classification regulations	4,188,248	4,072,410
Contingencies – re. contra items	2,663,928	2,664,439
Control	3,143,478	3,526,619
Loans classified as non-recoverable	933,287	921,208
Others	2,164,506	2,578,917
Control – re. contra items	45,685	26,494
Derivatives	1,086,603	17,372
"Notional" value of forward transactions without delivery of the underlying asset	540,099	-
Derivatives - re. contra items	546,504	17,372
CREDIT	12,820,732	11,969,691
Contingent	8,590,651	8,425,700
Loans granted (unused balances) included in the debtor classification regulations (Schedules B, C and D)	13,536	9,468
Guarantees provided to the BCRA	856,632	911,197
Other guarantees not included in the debtor classification regulations	622,628	569,707
Contingencies – re. contra items	7,097,855	6,935,328
Control	3,143,478	3,526,619
Amounts to be credited	47,478	28,319
Control – re. contra items	3,096,000	3,498,300
Derivatives	1,086,603	17,372
"Notional" value of call options written	14,199	17,372
"Notional" value of forward transactions without delivery of the underlying asset	532,305	-
Derivatives – re. contra items	540,099	-

Notes and Schedules are an integral part of these financial statements.

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 5, 2005
PRICE WATERHOUSE & CO.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Fre e translation ofthe f inancial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and statedin local currenc y)

Governmentand corporate securities

Forthe per iod ended March 31,2005

In comparativef ormat with the previous year

(Inthousands of pesos)

BANCO HIPOTECARIO

SCHEDULE (A)

Description	Identification	Holding			Position without options	Options	Final position
		Market value	Bookvalue 3/31/2005	Bookvalue 12/31/2004			
LISTEDG OVERNMENTS ECURITIES							
- Holdings o fi nvestment accounts							
Ar gentina		167,269	198,744	262,876	198,744	-	198,744
F oreign		167,269	198,744	262,876	198,744	-	198,744
B oden 2012 – CompensatingB ond	ARR6123=BA	167,269	198,744	262,876	198,744	-	198,744
B oden 2012 – Repayment of loans		-	-	-	-	-	-
Subtotal investm ent accounts		167,269	198,744	262,876	198,744	-	198,744
- Holdings o f trading securities							
Ar gentina		224,383	224,383	115,101	224,383	-	224,383
Inp esos		224,383	224,383	115,101	224,383	-	224,383
National G overnment Bonds in pesos 2 % - 2007	BODEN 2007	39,404	39,404	31,007	39,404	-	39,404
National G overnment Bonds in pesos 2 % - 2008	BODEN 2008	91,139	91,139	38,152	91,139	-	91,139
Consolidati on Bond Series 4 - 2%	PRO 12	33,749	33,749	16,000	33,749	-	33,749
Secured Bond	BOGAR 2018	2,430	2,430	2,285	2,430	-	2,430
Suppliers B ond in US dollars Series 4	PRE VIII	57,240	57,240	27,657	57,240	-	57,240
Social Securit y Debt Consolidation Bond in Pesos Series 3	PRE V	237	237	-	237	-	237
Suppliers B ond in Pesos Series 4	PRO VII	184	184	-	184	-	184
Subtota ltr ading securities		224,383	224,383	115,101	224,383	-	224,383
TOTALL ISTEDG OVERNMENTS ECURITIES		391,652	423,127	377,977	423,127	-	423,127

Guillermo C. Martinz
AccountingMana gement
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May5, 2 005
PRICE WATERHOUSE &C O.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F°24

(Freetranslation of the financial state ments issued for Argentine purposes in accordance with local generally accepted accounting principles and statedin local currenc y)

BANCO HIPOTECARIO

Governmentand corporate secu rities

Forthe per iod ended March 31,2005
In comparativef ormat with the previous year
(Inthousands of pesos)

SCHEDULE (A) Contd.

Description	Identification	Holding – Market value	Holding – Book value 3/31/2005	Holding – Book value 12/31/2004	Position without options	Options	Final position
UNLISTEDG OVERNMENTS ECURITIES							
Ar gentina		-	238,998	234,704	238,998	-	238,998
En Pesos		-	238,998	200,252	238,998	-	238,998
National G overnmentS ecured Bonds	BOGAR	-	201,997	197,217	201,997	-	201,997
Discount Bond in pesos		-	33,161		33,161	-	33,161
Par B ond inpesos		-	3,840	-	3,840	-	3,840
Medium-term Treasur y Bonds – 11.25% - due 2004	ARTY04FD3=ME	-	-	126	-	-	-
Medium-term Treasur y Bonds – 8.755% - due 2002	ARTY02FD3=ME	-	-	270	-	-	-
US dollar Suppliers B ond Series 2	PRO IV	-	-	440	-	-	-
Peso Suppl iers Bond Series 3	PRO V	-	-	376	-	-	-
Peso Suppl iers Bond Series 5	PRO IX	-	-	334	-	-	-
Othe r government securities		-	-	1,489	-	-	-
In foreign currency		-	-	34,452	-	-	-
Ar gentine RepublicEx ternalB ills		-	-	34,452	-	-	-
TOTALUNL ISTEDG OVERNMENTS ECURITIES		-	238,998	234,704	238,998	-	238,998
INVESTMENTSIN L ISTEDCORP ORATES ECURITIES							
- O ther equity securities							
Ar gentina		43,146	43,146	49,233	43,146	-	43,146
Inp esos		15,970	15,970	36,088	15,970	-	15,970
CHA Series 1 – 2004		304	304	521	304	-	304
CHA Series 2 – 2004		2,206	2,206	2,763	2,206	-	2,206
Red Mutual		1,993	1,993	2,246	1,993	-	1,993
Aluar S.A.		1,943	1,943	2,096	1,943	-	1,943
B ansud S.A.		980	980	8,856	980	-	980
Siderar S.A.		2,648	2,648	4,987	2,648	-	2,648
Class C Hidroel éctrica Piedradel A guiladue 12-31-2013		-	-	5,071	-	-	-
Class D Hidroe léctrica Piedradel A guiladue 12-31-2013		-	-	633	-	-	-
Indupa S.A.		720	720	-	720	-	720
Petrobras Ener gía Partic. S.A.		1,714	1,714	-	1,714	-	1,714
Telecom S.A.		2,120	2,120	6,879	2,120	-	2,120
Transportador a Gas del Sur		1,278	1,278	1,906	1,278	-	1,278
Tarjeta Shopping Trust D ebt Securities,Series 5		64	64	130	64	-	64
In foreign currency		27,176	27,176	13,145	27,176	-	27,176
B anco Galicianeg otiable obligations due 2010		14,497	14,497	13,145	14,497	-	14,497
Transportador a Gas del Sur		9,493	9,493		9,493	-	9,493
Acindar S.A.		3,186	3,186	-	3,186	-	3,186
TOTAL INVESTMENTS IN LISTED CORPORATE SECURITIES		43,146	43,146	49,233	43,146	-	43,146
SECURITIESI SSUED BYT HEB CRA							
- Securities issued by the BCRA		210,690	210,690	154,286	210,690	-	210,690
BCRA Bills	ARVEY 43=BA	98,947	98,947	144,355	98,947	-	98,947
BCRA Bills for repo transactions		111,743	111,743	9,931	111,743	-	111,743
TOTALSE CURITIES ISSUEDB YT HEB CRA		210,690	210,690	154,286	210,690	-	210,690
TOTAL		645,488	915,961	816,200	915,961	-	915,961

Notes and schedules are an integral parto ft hese financialst atements.

Guillermo C. Martinz
AccountingMana gement
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May5, 2 005
PRICE WATERHOUSE &C O.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F°24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

ısification of financing according to status and guarantees received
For the period ended March 31, 2005
In comparative format with the previous year
(In thousands of pesos)

SCHEDULE B

COMMERCIAL PORTFOLIO	2005	2004
Normal situation	1,230,905	1,219,422
With "B" preferred collateral and counter-guarantees	768	659
Without any preferred collateral or counter-guarantees	1,230,137	1,218,763
Potential risk	834	1,040
With "B" preferred collateral and counter-guarantees	828	1,037
Without any preferred collateral or counter-guarantees	6	3
High risk of insolvency	1,212	1,212
With "B" preferred collateral and counter-guarantees	-	-
Without any preferred collateral or counter-guarantees	1,212	1,212
Uncollectible	3,397	3,396
With "B" preferred collateral and counter-guarantees	165	153
Without any preferred collateral or counter-guarantees	3,232	3,243
Uncollectible for technical reasons	1,019	1,019
With "B" preferred collateral and counter-guarantees	-	-
Without any preferred collateral or counter-guarantees	1,019	1,019
TOTAL COMMERCIAL PORTFOLIO	1,237,367	1,226,089

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 5, 2005
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

BANCO HIPOTECARIO

Classification of financing according to status and guarantees received
For the period ended March 31, 2005
In comparative format with the previous year
(In thousands of pesos)

SCHEDULE B
(Continued)

	2005	2004
CONSUMER AND HOUSING PORTFOLIO		
Normal performance	1,510,227	1,489,566
With "B" preferred collateral and counter-guarantees	1,373,348	1,376,632
Without any preferred collateral or counter-guarantees	136,879	112,934
Inadequate performance	101,390	103,167
With "B" preferred collateral and counter-guarantees	94,343	96,529
Without any preferred collateral or counter-guarantees	7,047	6,638
Deficient performance	53,163	59,212
With "B" preferred collateral and counter-guarantees	48,909	54,057
Without any preferred collateral or counter-guarantees	4,254	5,155
Difficult collection	75,513	85,851
With "B" preferred collateral and counter-guarantees	63,276	71,757
Without any preferred collateral or counter-guarantees	12,237	14,094
Uncollectible	166,687	173,678
With "B" preferred collateral and counter-guarantees	51,610	56,825
Without any preferred collateral or counter-guarantees	115,077	116,853
Uncollectible for technical reasons	31,908	38,872
With "B" preferred collateral and counter-guarantees	25,189	31,202
Without any preferred collateral or counter-guarantees	6,719	7,670
TOTAL CONSUMER AND HOUSING PORTFOLIO	1,938,888	1,950,346
GENERAL TOTAL	3,176,255	3,176,435

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 5, 2005
PRICE WATERHOUSE & CO.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation ofth e financial statements issuedfor Arg entine purposes inacco rdance withlo cal ge nerally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Concentration of Financing

For the period endedMar ch 31, 2005
In comparativeform at with the previousyear
(In thousands ofpes os)

SCHEDULE C

Number of customers	FINANCING			
	2005		2004	
	Debt balance	% of total portfolio	Amount	% of total portfolio
10 largest customers	1,119,728	35.25%	1,102,779	34.72%
50 followinglar gest customers	118,658	3.74%	125,237	3.94%
100 followinglargest customers	19,478	0.61%	19,398	0.61%
Rest of customers	1,918,391	60.40%	1,929,021	60.73%
Total	**3,176,255**	**100%**	**3,176,435**	**100%**

Guillermo C. Martinz
AccountingMana gement
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May5, 2 005
PRICE WATERHOUSE &C O.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (UB.A.)
C.P.C.E.C.A.B.A. T° 201 F°24

(Freetranslation of the f inancial statements issued for Argentine purposes in accordance with local generally acceptedaccounting principles and stated in local currenc y)

BANCO HIPOTECARIO

Breakdown of financing according to maturity dates
For the period endedMar ch 31, 2005
(In thousands ofpes os)

SCHEDULE D

Item	Past due portfolio	Remaining term to maturity						
		1 month	3 months	6 months	12 months	24 months	more than 24 months	Total
Non-financialpu blics ector	6,702	2,962	38,097	8,855	6,00 8	17,157	775,170	854,951
Financial sector	-	88,351	88	-	-	-	-	88,439
Non-financial private sector and residents abroad	46,113	301,682	43,351	47,181	83,160	165,604	1 ,545,774	2 ,232,865
Total	**52,815**	**392,995**	**81,536**	**56,036**	**89,168**	**182,761**	**2 ,320,944**	**3 ,176,255**

Guillermo C. Martinz
AccountingMana gement
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May5, 2 005
PRICE WATERHOUSE &C O.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F°24

(Freetranslation of the f inancial statements issued for Argentine purposes in accordance with local generally acceptedaccounting principles and stated in local currenc y)

BANCO HIPOTECARIO

Breakdown of Investmentsin O ther Companies
For the period endedMar ch 31, 2005
In comparativeform at with the previousyear
(In thousands ofpes os)

SCHEDULE E

	Item	Shares and/or units						Information on the issuer				
									Data on latest fin. Statements			
	Description	Class	Facevalue perunit	Votes per share	Number	Amount at 3/31/2005	Amount at 3/31/2004	Principal lineof business	End of period/year	Capital Stock	Shareholders' Equity	Result for the period/year
	- In F inancial Institutions, supplem entary and authorized activities											
	Controlled - Argentina											
	- B ACS Banco deCré dito ySe curitización S.A.	ordinary	1	1	43,750,000	71,819	73,670	Bancaria	31/03/2005	62,500	105,244	(2,652)
	- B HN Sociedad de Inversión S.A.	ordinary	1	1	17,999,920	43,016	42,472	Inversión	31/12/2004	18,000	43,021	3,712
(*)	- V.R .Tasaciones yC ertificaciones S.A.	ordinary	1	1	200,000	-	-	Tasaciones y certificaciones	31/12/2000	200	s/d	s/d
	Subtotal controlled - Argentina					114,835	116,142					
	- In other co mpanies											
	Controlled - Argentina											
	- B HN InmobiliariaS.A .	ordinary	1	1	1,899,880	3,295	3,198	Intermed. oper. Inmobiliarias	31/12/2004	1,900	3,295	283
	Subtotal controlled - Argentina					3,295	3,198					
	Non-controlled - Argentina											
(*)	- B HN Vida S.A.	ordinary	1	1	120	-	-	Aseguradora	1/12/2004	5,112	6,394	782
(*)	- B HN Seguros Generales S.A.	ordinary	1	1	120	-	-	Aseguradora	31/12/2004	5,112	7,440	1,094
(*)	- BHN S eguros de CréditoHi potecarioS .A.	ordinary	1	1	120	-	-	Aseguradora	30/06/2004	12	106	-
	- Mercado Abierto Electrónico S.A.	ordinary	1,200	1	1	4	4	Merc. abierto de valores mob.	30/09/2003	1,361	4,092	1,886
	- ACH S.A.	ordinary	1	1	2,500	7	7	Comp. elect. de medios de pago	31/12/2001	250	1,835	384
(*)	- V.R. Particulares S.A.	ordinary	1	1	15,000	-	-	Administración de consorcios	31/12/2000	120	s/d	s/d
	Subtotal Non-controlled - Argentina					11	11					
	Total equity investments in other companies					118,141	119,351					

(*) PESO VALUE OF EQUITY INVESTMENTS

- BHN Vida S.A.	120
- BHN Seguros Generales S.A.	120
- BHN Seguros de Crédito Hipotecario S.A.	120
- V.R.Tasaci ones yC ertificaciones S.A.	1
- V.R. Particulares S.A.	1

Guillermo C. Martinz
AccountingMana gement
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May5, 2 005
PRICE WATERHOUSE &C O.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F°1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.BA. T° 201 F°24

(Free translation of the financial statements issuedfor Argentine purposes in acco rdance with local generally accepted accoun ting principles and stated in local currency)

BANCO HIPOTECARIO

Bank premises and equipment and Miscellaneous Assets

For the period endedMar ch 31, 2005

In comparativeform at with the previousyear

(In thousands ofpes os)

SCHEDULE F

Item	Net bookvalue at beginning of period	Additions	Transfers	Deletions	Losses due to impairment of value	Depreciation for the period		Net book value at 3/31/2005	Net book value at 3/31/2004
						Useful life (years)	Amount		
BANK PREMISES AND EQUIPMENT									
- Real estate properties	80,983					50	447	80,536	80,983
- Furniture and facilities	4,827	54				10	433	4,448	4,827
- Machinery and equipment	1,098	16				5	156	958	1,098
- Co mputer equipment	2,344	151				3	354	2,141	2,344
- Sundr y	157					5	18	139	157
Total	89,409	221	-	-	-		1,408	88,222	89,409
Miscellaneous assets									
-Constr uction in progress	6,185	1,064					-	7,249	6,185
- Works ofart and collectors' it ems	195						-	195	195
- Leased assets	5,648					50	34	5,614	5,648
-Assets acquir ed through foreclosures	2,669	96		110			10	2,645	2,669
- Other miscellaneous assets	9,100			22		50	54	9,024	9,100
Total	23,797	1,160	-	132	-		98	24,727	23,797

Guillermo C. Martinz
AccountingMana gement
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May5, 2 005
PRICE WATERHOUSE &C O.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F°1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.BA. T° 201 F°24

BANCO HIPOTECARIO

(Freetranslation of the f inancial statements issued for Argentine purposes in accordance with local generally accepte d accounting principles and stated in local currency)

Intangible Assets
For the period endedMar ch 31, 2005
In comparativeform at with the previousyear
(In thousands ofpes os)

SCHEDULEG

Item	Net bookvalue at beginning of year	Additions	Transfers	Deletions	Losses due to impairment of value	Amortizationfo r the period		Net book value at 3/31/2005	Net book value at 3/31/2004
						Useful life (years)	Amount		
Organization and development expenses	6, 263	32	-	-	-	3	596	5, 699	6, 263
Total	6, 263	32	-	-	-		596	5, 699	6, 263

Guillermo C. Martinz
AccountingMana gement
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May5, 2 005
PRICE WATERHOUSE &C O.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Concentration of deposits

For the period ended March 31, 2005
in comparative format with the previous year

SCHEDULE H

Number of customers	2005		2004	
	Debt balance	% of total portfolio	Debt balance	% of total portfolio
10 largest customers	142,367	38.82%	71,864	30.40%
50 following largest customers	95,022	25.91%	36,527	15.45%
100 following largest customers	25,701	7.01%	14,930	6.32%
Rest of customers	103,661	28.26%	113,071	47.83%
Total	**366,751**	**100%**	**236,392**	**100%**

Guillermo C. Martinz
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 5, 2005
PRICE WATERHOUSE & CO.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Freetranslation of the f inancial statements issued for Argentine purposes in accordance with local generally accepte d accounting principles and stated in local currency)

BANCO HIPOTECARIO

Breakdown ofdepo sits, other liabilities for financial transactions and subordinated negotiable obligationsa ccording tom aturityd ates

For the period endedMar ch 31, 2005

(I n thousands ofpes os)

SCHEDULE I

Item	Remaining terms to maturity						Total
	1 month	3 months	6 months	12 months	24 months	More than 24 months	
Deposits	294,471	44,831	27,005	444	-	-	366,751
-Tim ede posits	92,784	44,831	27,005	444	-	-	165,064
- Invest ment account	42,283	-	-	-			42,283
- Savings accounts	119,689	-	-	-	-	-	119,689
- Current accounts	22,581	-	-	-	-	-	22,581
- Other deposits	17,134	-	-	-	-	-	17,134
Otherliabilit ies for financial transactions	276,646	277,642	233,998	58,466	131,682	4,371,436	5,349,870
-Arg entineCe ntral Bank							
Others	-	277,642	-	-	-	1,943,625	2,221,267
-B anks and international entities							
Short-termf acilities in US dollars	-	-	190,015	58,466	87,699	-	336,180
Secured facilities in US dollars	-	-	20,442	-	20,442	102,170	143,054
Long-term facilities ~ Floatingra te	-	-	-		-	17,599	17,599
Long-term facilities -F ixed rate	-	-	-		-	-	-
- Unsubordinate d negotiable obligations							
EMTN Series III	2,067	-	-	-	-	-	2,067
GMTN *Series I*	35,685	-	-	-	-	-	35,685
GMTN Series IV	1,579	-	-	-	-	-	1,579
GMTN Series VI	1,985	-	-	-	-	-	1,985
GMTN Series XVI	29,882	-	-	-	-	-	29,882
GMTN Series XVII	2,723	-	-	-	-	-	2,723
GMTN Series XXII	688	-	-	-	-	-	688
	22,345	-	-	-	-	-	22,345
GMTN Series XXIV	18,752	-	-	-	-	-	18,752
GMTN Series XXV	21,958	-	-	-	-	-	21,958
Secured Bond denominated in US dollars	-	-	23,541	-	23,541	117,658	164,740
Long-term Bond denominated in US dollars	-	-	-	-	-	1,178,324	1,178 ,324
Long-term Bond denominated in euros	-	-	-	-	-	1,012,060	1, 012,060
- Others							
Others	138,982	-	-	-	-	-	138,982
TOTAL	571,117	322,473	261,003	58,910	131,682	4,371,436	5,716,621

Guillermo C. Martinz
AccountingMana gement
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May5, 2 005
PRICE WATERHOUSE &C O.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F°1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F°24

(Freetranslation of the f inancial statements issued for Argentine purposes in accordance with local generally accepte d accounting principles and stated in local currency)

BANCO HIPOTECARIO

Allowances and provisions

For the period endedMar ch 31, 2005
In comparativeform at with the previousyear
(In thousands ofpes os)

SCHEDULE J

Breakdown	Opening balances	Increases in uniform currency	Decr eases in uniformcurre ncy		Balances at 3.31.05	Balances at 3.31.04
			Reversals	Allocations		
Allowances						
Loans			-			
-For uncollectibility r isk and loss of value (a)	287, 142	-		12, 033	275, 109	287, 142
Other receivables for financial transactions						
-For uncollectibility r isk and loss of value (b)	47, 258	5, 665	-	-	52, 923	47, 258
Miscellaneous receivables						
-For uncollectibility r isk and loss of value (c)	27, 857	-	-	2, 409	25, 448	27, 857
Total	362, 257	5, 665	-	14, 442	353, 480	362, 257
Provisions						
-Other contingencies (d)	275, 781	31, 288	-	31, 439	275, 630	275, 781
- Contingent liabilities (e)	-	-	-	-	-	-
Total	275, 781	31, 288	-	31, 439	275, 630	275, 781

(A) FORU NCOLLECTIBILITYR ISKS OF LOANS: STEMSFR OMTHE ANA LYSISC OVERING UNCOLLECTIBILITY RISKSOF T HE LOAN PORTFOLIOP ERFORMED BY THE BANK, WHICH CONSIDERSTHE REGULATIONS LAIDDOW N BY THE ARGENTINE CENTRALB ANK AND ESTIMATES FOR THE PERIOD, AS MENTIONED INNOTE S12 AND 13.
(B) FOR UNCOLLECTIBILITY RISKS OF OTHER RECEIVABLES FOR FINANCIAL TRANSACTIONS REFLECTSTHE P OTENTIAL UNCOLLECTIBILITY OF MORTGAGE LOANSTR ANSFERRED INTR UST, BUT NOT YET SECURITIZED.
C) FORU NCOLLECTIBILITYR ISKS OFM ISCELLANEOUS RECEIVABLES: SET UPT OC OVERANY P OSSIBLEUNC OLLECTIBILITY OF MISCELLANEOUSR ECEIVABLES.
(D) FOR OTHER CONTINGENCIES: THISP ROVISION WASS ET UPTO C OVERC ONTINGENCIES INVOLVING LAWSUITS, ATTORNEYS'FEES AND C ERTAIN EXPENSESR ELATED TO THE ADMINISTRATIVE RESTRUCTURING UNDERTAKEN BYTHE BANK, AND POSSIBLE CONTINGENCIESAR ISING FROM THE APPRECIATION INT HE VALUE OF THE SHARES-S TAR- (SEE NOTE 2).
INADD ITION, THE BALANCE AS OFMAR CH 31, 2005 AND 2004 INCLUDES THE RESERVES FOR PENDING INSURANCE CLAIMS, AS ESTABLISHED BYNA TIONAL I NSURANCE SUPERINTENDENCY REGULATIONS.
(e) FOR CONTINGENTL IABILITIES: THIS BALANCE INCLUDES THE UNCOLLECTIBILITY RISKS TEMMING FROM THE EVALUATIONO FBE NEFICIARIES'P ERFORMANCE OF OUTSTANDING COMMITMENTS.

Guillermo C. Martinz
AccountingMana gement
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May5, 2 005
PRICE WATERHOUSE &C O.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F°1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F°24

BANCO HIPOTECARIO

(Freetranslation ofthe f inancial statements issued for Argentine purposes in accordance with local generally accepte d accounting principlesand stated in local currenc y)

Capital status

For the period endedMar ch 31, 2005
(In thousands ofpes os)

SCHEDULEK

STOCK			CAPITAL STOCK					
Class	Number	Votesp er share	Issued		Pending issuance or distribution	Allotted	Paid-in	Not yet paid-in
			Outstanding	Treasury Stock				
Ordinary Book-entryshar es	150,000,000	(1)	1,500,000 (2)	-	-	-	1,500,000	-
Total			**1,500,000**	-	-	-	**1,500,000**	-

- See Note 9 to thefinancial state ments.
- See Note 39 to the financial statements.

Guillermo C. Martinz
AccountingMana gement
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May5, 2 005
PRICE WATERHOUSE &C O.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F°1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F°24

(Free translation ofth e financial statements issuedfor Arg entine purposes inacco rdance withlo cal ge nerally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Foreign Currency Balances

For the period endedMar ch 31, 2005
In comparativeform at with the previousyear
(In thousands ofpes os)

SCHEDULE L

CAPTIONS	Head office and branches in Argentina	Total at 3/31/05	Total for theperi od (by currency)		Total at3/31/04
			US$	EUROS	
ASSETS					
Cash and cash resources	249, 783	249, 783	243, 589	6, 194	25 3,594
Government and corporate securities	225,921	225,921	225,921	-	316, 177
Loans	45, 943	45, 943	45, 943	-	44, 352
Otherr eceivables forfinancial tr ansactions	3, 837,460	3, 837,460	2, 798,141	1. 039,319	4, 024,199
Miscellaneous receivables	615, 415	615, 415	615, 415	-	5 63,869
Unallocatedite ms	-	-	-	-	-
Total	**4, 974,522**	**4, 974,522**	**3, 929,009**	**1. 045,513**	**5, 202,191**
LIABILITIE S					
Deposits	22, 144	22, 144	22, 144	-	16, 862
Other liabilities for financial transactions	4,007,888	4,007,888	2,921,244	1.086,644	4, 245,510
Miscellaneous liabilities	620	620	619	1	675
Total	**4, 030,652**	**4, 030,652**	**2, 944,007**	**1, 086,645**	**4, 263,047**
MEMORANDUMACC OUNTS					
D EBIT(Except for contra items)	79, 284	79, 284	78, 774	510	47,993
Contingencies	46, 136	46, 136	45, 720	416	44,771
Control	33, 148	33, 148	33, 054	94	3 ,222
CREDIT(Except for contra items)	1, 145,737	1, 145,737	1, 145,737	-	560,873
Contingencies	613, 432	613, 432	613, 432	-	560,873
Derivatives	532, 305	532, 305	532, 305	-	-

Guillermo C. Martinz
AccountingMana gement
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May5, 2 005
PRICE WATERHOUSE &C O.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Freetra nslation of the financial statements issuedfor Argentine purposes i nacc ordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Financial Assistanceto Related Par ties

For the period endedMar ch 31, 2005
In comparativeform at with the previousyear
(In thousands ofpes os)

SCHEDULE N

Item/ Situation	Normal	Potential risk/ inadequate performance	With problems/ def icient performance		High riskof inso lvency / difficult collection		Uncollectible	Uncollectible for technical reasons	Total	
			Not yet due	Past due	Not yet due	Past due			3.31.05 3.	31.04
1. Loans										
- Mortgage and pledge loans	8, 655	-	-	-	-	-	62	-	8, 717	189
With "B" preferred collateraland c ounter-guarantees	8,655	-	-	-	-	-	62	-	8, 717	189
2.E quityinve stmentsin other companies	118, 130	-	-	-	-	-	-	-	118, 130	
Total	126, 785	-	-	-	-	-	62	-	126, 847	119, 529
Allowances	5	-	-	-	-	-	6 2	-	6 7	6 3

Guillermo C. Martinz
AccountingMana gement
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May5, 2 005
PRICE WATERHOUSE &C O.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F°1
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.BA. T° 201 F°24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

For the period ended March 31, 2005
In comparative format with the balance sheet, memorandum accounts and schedules as of December 31, 2004 and income statement, statement of changes in shareholders' equity and statement of sources ad applications of funds as of March 31, 2004

1. ECONOMIC AND SOCIAL SITUATION PREVAILING IN ARGENTINA

Since 2003, a remarkable improvement has been recorded by the Argentine economy, which put an end to the economic recession that had started in the second half of 1998, and worsened at the end of 2001 and the first half of 2002, certain economic indicators having shown signs of recovery, though still at low levels. Also, interest rates have fallen and the foreign exchange market has stabilized. The financial system has gradually recovered its liquidity levels, recording an increase in deposits and in certain types of borrowing.

In spite of the change in the economic trends mentioned above, a situation characterized by high levels of unemployment and a major external public and private debt burden as well as country risk indicators far above normal average recorded by developing countries still persists. The National Government's ability to meet its obligations continues to be impaired.

On March 18, 2005, Argentina announced the final outcome of its global offer to exchange certain public debt instruments (the "Eligible Securities"), payment of which has been deferred, for an aggregate eligible amount of approximately US$ 81,800 million (representing the face value and past due and unpaid interest) for a total of eleven series of Par Bonds, Quasi Par Bonds and Discount Bonds and five series of GDP-linked units.

Eligible bondholders holding approximately 76.15% of the amount subject to restructuring, equivalent to approximately US$ 62,300 million (representing around US$ 62,500 million, which are equivalent to a nominal amount not yet redeemed) participated in the debt swap that started on January 14 and ended on February 25, 2005.

On April 1, 2005, the National Government postponed the redemption of the new securities exchanged awaiting resolutions to be issued in legal proceedings that are being heard in the United States in relation to the suspension of payments declared by Argentina in early 2002.

Transactions involving new unredeemed securities traded over-the-counter (MAE) will be in abeyance until October or until the pending disputes are settled.

On January 6, 2002, the Government enacted Law 25561 (Law on public emergency and exchange system reform) that involved profound changes to the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. Subsequently, the Government announced new economic policies which were implemented through various legal regulations that significantly affected the banking business and the exchange system. At the date of issue of these quarterly financial statements, some of these measures had not yet been issued or put in force by government and control authorities. Furthermore, changes in the economic situation led to the Government continuing to issue resolutions which regulate and modify the above-mentioned measures.

Guillermo C. Martinz *General Accounting Management* **BANCO HIPOTECARIO S.A.**	**Clarisa Lifsic de Estol** *On behalf of the General Manager* **BANCO HIPOTECARIO S.A.**	Signed for purposes of identification with *our report dated May 5, 2005* PRICE WATERHOUSE & Co. C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Clarisa D. Lifsic de Estol President **BANCO HIPOTECARIO S.A.**	**Ricardo Flammini** On behalf of the Syndics' Committee	

Notes to the Financial Statements

For the period ended March 31, 2005

In comparative format with the balance sheet, memorandum accounts and schedules as of December 31, 2004 and income statement, statement of changes in shareholders' equity and statement of sources ad applications of funds as of March 31, 2004

Listed below are some of the main measures adopted by the Government, which impacted on the banking operations and particularly on this Bank.

Exchange system

As from February 11, 2002 a single free exchange market system was established, through which all transactions involving the exchange of currency are to be traded at a rate of exchange to be freely agreed, observing the requirements to be laid down by the Argentine Central Bank.

Loans in foreign currency

Loans in US dollars or any other foreign currency granted by the Argentine financial system prior to January 6 were converted into pesos according to the following guidelines: (i) loans to the non-financial private sector, at the exchange rate of $ 1 per US dollar or its equivalent in any other foreign currency; (ii) to the non-financial public sector, at the exchange rate of $ 1.40 per US dollar or its equivalent in any other foreign currency and (iii) to the financial sector, at the exchange rate of $ 1.40 per US dollar or its equivalent in any other foreign currency. As from February 3, 2002, those measures contemplated the application of the reference stabilization index (CER), which tends to reflect the fluctuations in the consumer price index, to the loans granted to the non-financial public and private sectors and a reduced interest rate, depending on the type of operation. Subsequently, the Executive Branch modified these regulations, exempting loans granted to individuals by financial institutions from application of the CER. From October 1, 2002 to April 1, 2004, those loans were index-adjusted by applying a salary variation index (CVS) published by the National Statistics and Census Institute (INDEC).

As mentioned in Note 17, claims about the pesification process have been made by foreign investors against certain Trusts in which the Bank holds debt securities and certificates of participation that have been subject to the pesification of foreign currency denominated assets and liabilities established by Law 25561 and Decree 214 at the $1.00=US$1 exchange rate, as those trusts were organized under Argentine legislation, with the consequent economic impact. In addition, application of the reference stabilization index (CER) produces an asymmetric yield on certain Trust assets and liabilities.

Notes to the Financial Statements

For the period ended March 31, 2005
In comparative format with the balance sheet, memorandum accounts and schedules as of December 31, 2004 and income statement, statement of changes in shareholders' equity and statement of sources ad applications of funds as of March 31, 2004

Deposits in foreign currency

Deposits in U.S. dollars or other foreign currencies in the financial system have been converted to pesos at the exchange rate of $ 1.4 per US$ 1. It was also established that financial institutions were to return such deposits in pesos. A reference stabilization index (CER) and a minimum interest rate was applied to these deposits. Subsequently, owners of deposits were granted the possibility of opting to exchange those deposits for foreign and peso denominated government securities, by means of advances to financial institutions for them to be able to meet exchange costs.

Reorganization and bankruptcy proceedings

On February 14, 2002, Law 25563 on reorganization and bankruptcy proceedings was enacted, which declared a production and credit emergency generated by the crisis affecting Argentina, to last until December 10, 2003.

On May 15, 2002, the National Congress passed Law 25589, which amended the Bankruptcy Law. Law 25589 allows creditors to acquire the share package of the debtor company, suspends the term for the foreclosure of guarantees for 180 calendar days, reduces the exclusivity period for debtors to make creditors offers and implements the out-of-court reorganization plan (APE).

On January 17, 2005, Law 13302 of the Province of Buenos Aires was enacted, establishing that foreclosures of mortgages on real estate properties intended for sole family dwelling will be suspended for 180 business days within the jurisdiction of that Province, provided that their current tax value does not exceed pesos ninety thousand (Ps. 90,000).

Furthermore, this provincial law establishes that the above-mentioned suspension of foreclosure on sole familydwellings, whatever the origin of the obligation, will be extended to one (1) year in the case of unemployed borrowers at the date of enactment of that law.

Mortgage refinancing system (Note 8)

On November 6, 2003, Law 25798, regulated by Decree No. 1284/03, established the creation of a system for the refinancing of mortgage loans and of a restructuring unit for the purpose of analyzing loans arranged prior to the application of the Convertibility Law 23928.

Preventive measures

As a result of the measures adopted by the Argentine Government, a significant number of claims against the National State and financial institutions were filed before the courts, requesting that deposits be returned in the

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 5, 2005
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Ocurrency in which they were originally made, as the measures were in breach of constitutional rights. At the date of these financial statements, the final outcome and the amount of those claims were still unknown.

On October 26, 2004, the Supreme Court of Justice of the Nation ruled on a case that claimed reimbursement of a deposit in its original currency, confirming with the votes of five of its members the conversion to pesos of deposits at $1.40 per US dollar, adjusted by applying the CER.

Conversion of provincial public debt

By Decree 1579/02, the Executive Branch established that the Trust Fund for Provincial Development was to assume the provincial debts instrumented in the form of Government Securities, Treasury Bills or Loans. This Fund, through Banco de la Nación Argentina, in its capacity as trustee, was to issue Secured Bonds to offer them as payment of the debt held by the provinces with banks and financial institutions.

Financial System Restructuring Unit

Executive Branch issued Decree No. 1262 dated May 22, 2003 created the Financial System Restructuring Unit (Unidad de Reestructuración del Sistema Financiero), which has been designed to define the strategy for the restructuring of the financial system.

The impact generated by these circumstances on the Bank's balance sheet and financial position as of March 31, 2005 was recognized in accordance with BCRA regulations and on the basis of estimates made by the Bank's Management. At the date of issue of these financial statements, it is not possible to foresee the future development of the economic situation and its effect on the Bank's economic and financial position. Therefore, these financial statements should be read in the light of these circumstances.

2. COMPREHENSIVE FINANCIAL DEBT RESTRUCTURING PLAN

In view of the significant adverse changes that took place in 2002 in Argentina (Note 1) and their impact on the financial system, on August 15, 2002 the Board of Directors of the Bank resolved to start a restructuring of its debt corresponding to principal on: i) negotiable obligations issued abroad for approximately $ 2,849,254 thousand and ii) loans received from foreign banks and entities for approximately $ 889,551 thousand, both balances at December 31, 2003.

Notes to the Financial Statements

For the period ended March 31, 2005
In comparative format with the balance sheet, memorandum accounts and schedules as of December 31, 2004 and income statement, statement of changes in shareholders' equity and statement of sources ad applications of funds as of March 31, 2004

On the basis of that restructuring and with the intention to give an equitable treatment to the various creditors involved, the Bank decided to postpone the servicing of the principal, interest and any other item in connection with the debt concerned from August 16, 2002 to the date of the successful restructuring of the debt. This situation was informed to the Argentine Central Bank, the National Securities Commission and the Buenos Aires Stock Exchange on August 16, 2002.

On August 14, 2003, the Bank launched an Offering involving all its series of negotiable obligations and total bank debt.

On December 29, 2003 the term for receiving exchange offers expired, the Bank accepting all existing validly offered securities in view of compliance with the conditions for the Bank's exchange offers and the simultaneous restructuring of all its outstanding debt with bank creditors. On January 14, 2004, this debt was settled.

The total final principal on validly offered securities existing at December 29, 2003 was Ps, 2,662,242 thousand, representing approximately 93% of the total principal on the outstanding securities existing at that date.

Of a total principal amount of Ps. 889,551 thousand on the bank debt existing at December 29, 2003, 100% participated in its simultaneous restructuring.

At December 31, 2003, the Bank had recorded i) the positive impact of the reductions in principal amounts in the "Gain on restructuring of negotiable obligations" and "Gain on restructuring of financial loans" lines, for Ps. 231,998 thousand and Ps. 254,404 thousand, respectively, under the Financial Income caption, ii) the lower interest for Ps. 209,280 thousand accrued in fiscal 2003, adjusting the Financial Expenses caption, iii) the lower interest for Ps. 88,016 thousand accrued in fiscal 2002, in the Miscellaneous Profits caption, and iv) set up a provision for Ps. 59,271 thousand for the Stock Appreciation Right ("StARS") covenant included in the negotiable obligation and mid-term secured facilities issue indenture.

In view of the commitments undertaken, a trust has been created under Argentine law through a Trust Agreement entered into by and between the Bank and ABN AMRO Bank NV, Argentine Branch, the Bank transferring as trustor BODEN 2012 and loans secured by the National Government on December 24, 2003. The Trust shall keep those assets for the benefit of the holders of guaranteed debt securities and guaranteed financial debt. The only purpose of the Trust is to secure interest payments and repayment of principal due on the restructured guaranteed financial debt, and its assets shall consist exclusively of BODEN, loans guaranteed by the government and their proceeds.

After January 14, 2004, the exchange transaction settlement date, the Bank continued to exchange negotiable obligations with holders adhering to the offering late. As of March 31, 2005, the face value of the obligations exchanged amounted to US$ 6,558 thousand and Euro 8,469 thousand.

Guillermo C. Martinz General Accounting Management **BANCO HIPOTECARIO S.A.**	**Clarisa Lifsic de Estol** On behalf of the General Manager **BANCO HIPOTECARIO S.A.**	Signed for purposes of identification with our report dated May 5, 2005 PRICE WATERHOUSE & Co. C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Clarisa D. Lifsic de Estol President **BANCO HIPOTECARIO S.A.**	**Ricardo Flammini** On behalf of the Syndics' Committee	

At the date of these financial statements, the Bank had honored the first Secured Debt amortization installment that expired on August 3, 2004.

3. COMPENSATION GRANTED BY THE NATIONAL GOVERNMENT TO FINANCIAL INSTITUTIONS

3.1. ASYMMETRIC PESIFICATION

Through Decree 905, the Government established the issuance of "National Government Compensating Bonds" to compensate financial institutions for the negative effects on their assets of the conversion into pesos at different exchange rates of receivables and obligations denominated in foreign currency, as provided for by Law 25561, Decree 214 and its amendments and complementary rules, and to cover the negative difference between assets and liabilities denominated in foreign currency arising from their conversion into pesos, as established by the above-mentioned rules, the BCRA being empowered to determine its regulation.

Through Communication "A" 4074, the BCRA made changes to the information required under the terms of Communication "A" 3825, in order to contemplate the effects of the reimbursement of excess amounts arising from the conversion into pesos laid down by Communication "A" 4043.

After a series of submissions presented in reply to observations made by the Superintendency of Financial and Exchange Institutions and recommendations of the Argentine Ministry of Economy, on April 6, 2005 the Board of Directors of the Bank decided to agree to the BCRA resolution, which reduced the value of the compensation by approximately Ps. 47,201 thousand as of March 31, 2005. For such purpose, these financial statements for interim periods include that sum as an increased liability with the BCRA, with a counterpart in provisions for Ps. 30,000 thousand and in Prior year adjustment for Ps. 17,201 thousand, in view of the corrections of the estimates previously made (Note 41).

The latest submission made by the Bank in compliance with the reporting requirements established by Sections 28 and 29 of Decree 905 - Compensation to financial institutions consisted of the following:

- National Government Compensating Bond in US dollars, due 2012 (Section 29, subsection b, c and d): compensating bond - difference between assets and liabilities converted into pesos at $ 1.00, for the exchange rate difference of $ 0.40, converted into pesos at the $ 1.40 =US$ 1 rate: US$ 380,989.9 thousand.
- National Government Coverage Bond in US dollars, due 2012 (Section 29, subsection e). Coverage Bond - difference between assets and liabilities in US dollars, net of the compensating bond: US$ 812,531.1 thousand.

Notes to the Financial Statements

For the period ended March 31, 2005
In comparative format with the balance sheet, memorandum accounts and schedules as of December 31, 2004 and income statement, statement of changes in shareholders' equity and statement of sources ad applications of funds as of March 31, 2004

With the adjustment ordered by the BCRA and the acceptance by the Board of Directors of the Bank, the new compensation amount would be US$360,810.9 thousand (compensation) and the coverage amount, US$ 832,827.0 thousand.

In September 2002 the Argentine Central Bank credited US$ 344,050 thousand in BODEN 2012, no bonds having been issued for the difference in the compensation amount requested.

For purposes of these financial statements, i) BODEN 2012 bonds credited by the Argentine Central Bank have been recorded in Government and Corporate Securities - Holdings in investment accounts, ii) the amount in respect of the right to collect the compensating and Coverage Bonds has been recorded in Other Receivables for financial Transactions - Compensation to be received from the National Government - In foreign currency, iii) bonds delivered as collateral for Negotiable Obligations and secured facilities to banks in Miscellaneous Receivables – Guarantee Deposits, and iv) the amount of the obligation to be assumed as a counterpart for the Coverage Bond, in Other liabilities for financial transactions - Argentine Central Bank - Others.

3.2. ASYMMETRIC INDEXATION

Law 25796, regulated by Decree 117/04, established a mechanism for compensating financial institutions for the effects generated by the application of the Salary Variation Index (CVS) to some of their assets, and the Reference Stabilization Index (CER), to some of their liabilities.

If that difference is positive, the National State shall place the bonds for the financial institutions at a technical value equal to that difference. If the difference is negative, financial institutions will be required to return to the National State the "National Government Bonds in pesos at variable rates due 2013" in the amount of that difference.

Article 12 of Decree 117/04 establishes that the mechanism for compensation described above will also apply to loan portfolios that have been originated by financial institutions and then transferred to trusts until January 31, 2002, in which case the mechanism shall apply to financial institutions which hold at that date debt securities or trust participation certificates for up to the amount of the portfolio originated and transferred.

BCRA Communication "A" 4114 established that financial institutions were to confirm their adherence to the compensation regime implemented by April 30, 2004 which included uncertain aspects regarding the compensation calculation method, particularly the method for calculating the weighted average life (point 1.a.d.) and the scope of the hypothesis foreseen in Article 4, paragraph 1 of Annex II to Decree 117/04.

In view of the uncertainty generated by the regulations issued, on April 22, 2004 the various associations grouping financial institutions sent letters to the Ministry of Economy and the BCRA requesting them to clarify the procedure to be used by the Government to calculate that compensation, indicating the need to have the calculation method available and to know how the date of termination of the compensation is to be determined, as

established by article 4 of Annex II to Decree 114/04. These elements are necessary to evaluate whether it is advisable for the Bank to adhere to this regime or not.

On May 3, 2004, Ministry of Economy and Production Resolution No. 302/04 was published in the Official Gazette, approving the method to be used by the Finance Secretariat for calculating the amount of "peso-denominated National Government Bonds accruing interest at variable rates and due 2013" to be delivered to financial institutions adhering to the Compensation regime created by Law 25796.

On May 18, 2004, the Bank submitted letter No. 194 informing the Central Bank that it will not adhere to this regime, and stating its wish to be compensated for the negative effects on its equity derived from application of the CVS to certain assets converted into pesos and from the unequal application of the CER to certain liabilities, and expressly reserving its right to seek relief.

At the closing date of these financial statements for interim periods, the Bank carries under memorandum accounts the asset contingency for Ps. 81,645 thousand for the rights specified above.

4. REHABILITATION AND REGULARIZATION PLAN

Through resolution No. 213/02, the Board of Directors of the Argentine Central Bank requested Banco Hipotecario Sociedad Anónima to submit a Rehabilitation and Regularization plan, pursuant to article 34 of Law 21526 on Financial Institutions, as amended. This plan should contemplate adopting the necessary measures to restore the liquidity position of the Bank.

On April 17, 2002, the Bank submitted that Rehabilitation and Regularization plan to the Argentine Central Bank.

On August 21, 2002, new financial projections and complementary information were submitted to the Argentine Central Bank, which contemplated changes in the economic context subsequent to April 17, 2002; the variation between actual balances and balances projected as of May 31, 2002; the status of the refinancing of the debts that fell due in 2002; the status of the liabilities renegotiation during the second semester of 2002(debt restructuring), a summary of modified financial projections and the recovery of the amounts due to the Argentine Central Bank, as required by the whereas clause No. 9 of Resolution No. 213/02 issued by the Board of Directors of that Entity.

Through Resolution No. 227 dated May 29, 2003, the Board of Directors of the Argentine Central Bank requested from Banco Hipotecario S.A. the reformulation of the current Rehabilitation and Regularization Plan in order for the latter to contemplate the adequacy of the liquidity projections and to take the necessary steps to safeguard its solvency.

On June 18, 2003, the Bank submitted to the Argentine Central Bank the reformulation requested by the latter, stating the following points: i) progress in the negotiations for the restructuring of the external debt, ii) petitions

for authorization to repay the assistance through the delivery of BODEN 2012 received from mortgage debtors, iii) expense reduction plan, iv) adherence to the procedure established by Section 8 of Decree 739/03 for the repayment of that assistance, with the alternative foreseen in Article 3 of Decree 1262/03, and v) certain analyses of the financial statements at December 31, 2002.

By means of Resolution No. 269 of the Superintendent of Financial and Exchange Institutions, on October 27, 2004 the Regularization and Rehabilitation Plan submitted by the Bank as required under BCRA Board Resolutions Nos. 213/02 and 227/03 was deemed to have been duly fulfilled.

This resolution was issued considering the following:

- The Bank has successfully restructured its foreign debt and started to service the new debt.
- The Bank obtained the approval from the URSF for the schedule for repayment of the assistance loans granted by the BCRA and started to amortize those loans.
- The Bank has embarked on a transformation and reorganization program involving the development of processes and systems for implementing universal banking oriented lines of business.
- The Bank has taken various steps for its reconversion, such as: i) the start-up of a new system, ii) the launch of corporate, consumer and credit card loans on the market, iii) attraction of retail deposits, iv) the placement of Argentine Mortgage Bonds Series I.
- Recording in 2004 of ample excesses of minimum capital requirements established by current regulations.
- In the first half of 2004, the Bank reported a profit of Ps. 161.6 million (9.6% of the opening shareholders' equity) as a result of the higher financial brokerage margin, thus reversing the negative margins reported in fiscal years 2002 and 2003.
- The trial balance for September 2004 presented in compliance with reporting requirements showed a profit of Ps. 223.4 million (13.3% of the opening shareholders equity).
- At October 22, 2004 the Bank records high operating liquidity levels, its liquid resources being equivalent to three times the total deposits and representing 16% of its main liabilities.
- No deficiencies were recorded in the minimum cash technical ratio in fiscal 2004, either in the peso or foreign currency positions, showing high levels of cash surpluses.

5. TREATMENT OF ASSISTANCE GRANTED BY THE BCRA

Executive Branch Decree 739/03 and BCRA Communication "A" 3941 established that financial institutions which so request it shall repay the rediscount and advance balances in force at the date of that Decree and granted within the framework of Article 17 of Law 24144 and its amendments, in no more than 70 installments.

Subsequently, the Executive Branch issued Decree 1262/03 establishing that the conditions for the amortization of rediscounts may be modified, and extended the maximum number of installments up to one hundred and

twenty (120) installments, each of which shall be equivalent to a percentage not lower than 0.40% of the adjusted principal amount.

On September 11, 2003, reformulated on February 4, 2004, the Bank submitted to the BCRA a schedule for the repayment of its debt for rediscounts received from the Governing Entity, as prescribed by Article 3 of Decree No. 1262/03, as well as a transformation and reorganization plan to strengthen the Bank's efficiency and profitability.

This schedule has been prepared on the basis of the balances of rediscounts and advances granted by the BCRA as of March 28, 2003, which at that date amounted to Ps. 391,101 thousand, delivering as collateral for the assistance granted secured loans which, considered at their technical value, maintain a margin not lower than 125%. In that submission, the Bank contemplates the settlement of its debt over a maximum term of 89 months counted as from March 31, 2004.

Through Resolution No. 3 dated February 5, 2004, the Unit for the Restructuring of the Financial System authorized the BCRA to modify the conditions for the amortization of the assistance established in Article 9, subsect. b) of Decree 739/03, which was adapted by the Bank according to the schedule mentioned in the preceding paragraph.

Through Communication "A" 4268, the BCRA established that financial institutions carrying debts for assistance loans received under article 17 of the BCRA Charter, which have been financed as envisaged in Decrees Nos. 739/03 and 1262/03, may make advance payments until that credit assistance has been fully repaid.

Through Resolution No. 308 dated November 4, 2004, the Board of Directors of the BCRA established that Banco Hipotecario SA should repay the assistance loan granted by the Governing Entity prior to any foreign debt purchase or repayment.

In this regard, on November 11 and December 1, 2004, the Bank made early settlements of the financial assistance loan granted by the BCRA in the amounts of Ps. 10,000 thousand and Ps. 30,000 thousand, respectively, in order to settle in advance its restructured foreign debt.

On January 20 and February 25, 2005, the Bank took part in the tender offers established by the BCRA in accordance with the guidelines of Communications "A" 4268 and 4282, the amounts of Ps. 63,759 thousand and Ps. 16,924 thousand, respectively, having been accepted in settlement of the previously refinanced debt.

At the date of issue of these financial statements, the Bank had repaid principal and interest, according to that schedule, and settled the total amount due on May 3, 2005 (Note 47.3).

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 5, 2005
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

For the period ended March 31, 2005
In comparative format with the balance sheet, memorandum accounts and schedules as of December 31, 2004 and income statement, statement of changes in shareholders' equity and statement of sources ad applications of funds as of March 31, 2004

6. EXPOSURE TO THE PUBLIC SECTOR

The Bank carries in its financial statements assets with the Non-financial Public Sector amounting to Ps. 4,754,619 thousand, of which 99.22% are performing loans. These assets have not been included in the debt restructuring undertaken by the Argentine Government.

Those assets are detailed below:

a) Government securities for Ps. 625,124 thousand corresponding to new instruments not subject to restructuring issued by the National Government (BODEN 2012 Ps. 198,744 thousand, BODEN 2007 Ps. 39,404 thousand, BODEN 2008 Ps. 91,139 thousand, BOCON PRE 8 Ps. 57,240 thousand, BOGAR Ps. 204,427 thousand, BOCON PRO 12 for Ps. 33,749 thousand, BOCON PRE V for Ps. 237 thousand and BOCON PRO VII for Ps. 184 thousand).
b) Government securities for Ps. 37,001 thousand subject to the sovereign debt swap implemented by the Argentine Government, of which Ps. 33,161 thousand correspond to External Bills. The Bank has stated its intention to participate in that debt swap requesting CER index-linked Discount Bonds in pesos in exchange for the External Bills, and CER index-linked Par Bonds in pesos, for the rest of its holdings.
c) Loans secured by the National Government for Ps. 726,911 thousand, which originated from the exchange of government securities established by Decree 1387/01, accepted in repayment of non-performing mortgage loans acquired on the market. These loans have been recognized under the Loans caption.
d) Loans to the provincial and municipal non-financial public sectors for Ps. 128,040 thousand.
e) Rights to receive BODEN 2012 (hedge and compensating bonds) for Ps. 2,614,915 thousand, pursuant to Sections 28 and 29 of Decree 905/02.
f) Miscellaneous receivables for Ps. 622,628 thousand, corresponding to assets transferred to the trust as collateral for the bonds and secured facilities derived from the debt exchange, of which 9,196 thousand correspond to National Government Secured Loans and Ps. 479,517 thousand, to BODEN 2012, and BODEN 2012 deposited as collateral for the currency swap transactions for Ps. 133,915 thousand.

Furthermore, liabilities with the BCRA recorded as of March 31, 2005 amount to Ps. 2,228,922 thousand, the related items being: i) refinanced advances and rediscounts to cover lack of liquidity for Ps. 277,642 thousand, included in the matching laid down by Decree 1262/02, and advances for Ps. 1,951,280 thousand to subscribe BODEN 2012, pursuant to Sections 28 and 29 of Decree 905/02.

The net exposure to the Public Sector, without considering liquid assets in accounts opened at the BCRA, amounts to Ps. 2,525,697 thousand as of March 31, 2005 and Ps. 2,526,498 thousand as of December 31, 2004.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 5, 2005
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

For the period ended March 31, 2005
In comparative format with the balance sheet, memorandum accounts and schedules as of December 31, 2004 and income statement, statement of changes in shareholders' equity and statement of sources ad applications of funds as of March 31, 2004

As mentioned in Note 5, as established by Decree 1262/03, the Unit for the Restructuring of the Financial System authorized the BCRA to modify the conditions for the amortization of assistance granted according to the schedule presented. Through the procedure described in the above-mentioned norms, the Bank has delivered its holding of secured loans as collateral for this obligation, and that assistance will be amortized with the proceeds of those assets. The average duration of the secured loans provided as collateral is longer than the term requested to refinance those advances.

It is the Bank's intention to deliver as collateral for the allocation of the advance to the financing of the subscription of the Coverage Bonds, as indicated by Section 29 of Decree 905/02.

Through letters dated August 26 and December 28, 2004, Banco Hipotecario informed the BCRA that it had reserved secured bonds for a face value of 126,675,947 and freely available secured loans for a face value of 109,391,930, to be used as collateral for the advance from the BCRA for the subscription of the Coverage Bonds to which the Bank is entitled (pursuant to Section 29, subsect. f) and g) of Decree 905/02).

In addition, Decree 905/02 envisages in its Article 17 that in the event of default by the National State on the payment of principal or interest on the bonds envisaged in Chapter II (BODEN) or the securities indicated in article 15, subsect. b) and c) (secured loans and BOGAR), for more than 30 days following the respective due dates, each financial institution will be entitled to repay in advance either fully or partially the advances received for the subscription of bonds, using for that purpose all or the equivalent portion of the assets provided as collateral, taken at the value in which they were recorded at the time the advances were granted, plus interest accrued until the repayment date, less the amount actually repaid.

Through Communication "A" 3911, complementary rules and amendments, the BCRA resolved that the assets delivered as collateral for the advances granted for the subscription of the bonds foreseen by Decree 905/02, ratified by Section 71 of Law 25827, may be excluded from the accounting valuation at present, technical or theoretical values (see Notes 10.4. and 10.5.) at the discretion of the institutions, for a total or partial amount of the advances, pursuant to the provisions of Section 17 of that Decree, in which case they are to be recorded at the value admitted for purposes of the providing of collateral.

In view of the above, the Bank's high exposure to the Non-financial Public Sector must be considered in the light of the liabilities assumed with the BCRA.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 5, 2005
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

For the period ended March 31, 2005

In comparative format with the balance sheet, memorandum accounts and schedules as of December 31, 2004 and income statement, statement of changes in shareholders' equity and statement of sources ad applications of funds as of March 31, 2004

7. BUSINESS PLAN AND PROJECTIONS

As called for by Communication "A" 4299, on March 31, 2005, the Business Plan for the 2005-2007 period was submitted to the BCRA, focused on the development of a model of universal banking, on the basis of the traditional mortgage loan business franchising, according to the following objectives and goals:

1) Positioning to improve market share.

- Acquisition of a financial institution
- Development of a sales platform
- Opening new sales channels
- Concentration and stabilization of the IT solution

2) Development of new products and services

- Consumer loans
- Corporate loans
- Structured financing
- Foreign trade
- Credit cards
- Transactional banking
- Unrelated insurance
- Other services to individuals and medium-sized enterprises.

3) Increasing revenues from the mortgage loan business

- New household insurance
- Third party portfolio servicing activities
- Structured financing for construction projects
- New mortgage loan structures

4) Actions conducive to a balanced long-term asset and liability position

- Prudent policy for liquidity administration
- Conservative administration of major risks
- Financial coverage efforts

8. MORTGAGE LOAN REFINANCING SYSTEM - LAW 25798.

On June 22, 2004 the Bank stated its adherence to the Mortgage Loan Refinancing System and certified 13,225 eligible loans included in the System totaling Ps. 218,335 thousand, Ps. 193,619 thousand corresponding to the amount to be refinanced as of February 2004 under the terms of Chapter I of Law 25798. At the same time, First Trust of New York National Association, the trustee under the BHN Master Mortgage Trust, stated its adherence to the System certifying 228 eligible loans included for a total amount of Ps. 6.297 thousand, Ps. 6,239 corresponding to the amount to be refinanced as of February 2004, under the terms of Law 25798. These loans have been securitized and the beneficiary of the total proceeds therefrom is Banco Hipotecario SA.

After the system established by that Law has been formalized, the Bank will be entitled to collect bonds issued by the trustee for: i) 60% of the unpaid securities amounts falling due on November 1, 2006 and ii) 40% of the remaining securities falling due on November 1, 2014.

The Bank has not given accounting recognition in these financial statements to the vested rights arising from the implementation of this System.

9 - BANCO HIPOTECARIO SOCIEDAD ANONIMA

Pursuant to Law 24855 enacted on July 2, 1997 and promulgated by the National Executive Branch through Decree 677 dated July 22, 1997, and decree 924/97 Banco Hipotecario Nacional was declared "subject to privatization" under the terms of Law 23696 and the National Executive Branch should proceed to its transformation into a corporation ("sociedad anónima"). The new entity arising from this transformation will do business under the denomination of "Banco Hipotecario Sociedad Anónima", and as a commercial bank in accordance with Law 21526 and complementary rules, as amended, with the scope envisaged by the regulations, and with the rights and obligations of its predecessor.

Law 24855 and its regulatory decree provide that for ten years as from the promulgation of the Law, Banco Hipotecario Sociedad Anónima should, among other things, finance the construction and/or acquisition of dwellings throughout the national territory and offer credit lines for an amount equivalent to 10% of the total loans it grants for housing construction, to finance the construction of dwellings in small towns.

Banco Hipotecario Sociedad Anónima has a corporate capital of Ps. 1,500,000 thousand, fully subscribed and paid-in, represented by 150,000,000 ordinary book-entry Class A, B, C and D shares, with a face value of Ps. -10 each and one vote per share, except for the special multiple vote right for the Class D shares foreseen in the Bank's by-laws.

On February 2 1999, Banco de la Nación Argentina, as trustee of the Assistance to the Federal Trust Fund for Regional Infrastructure Trust Fund, made the combined public offering of 42,000,000 ordinary Class D shares

and 270,000 options, each of the latter representing the right to purchase 100 shares, and the investors are required to acquire a minimum quantity of Class D shares so as to be awardees of the options. This right expired on February 2, 2004.

With the authorization of the National Securities Commission of Argentina, the Bank placed 13,616,606 Class D shares and 61,289 options on the local capital market, and 28,383,394 ADSs (Shares Deposited in Custody), each representing one Class D share and 208,711 options, on the international capital market in compliance with Rule 144A of the Securities Act of 1933 of the United States of America.

As a result of the expiration of the time frame for exercising the options indicated above, on February 2, 2004 certain holders of those options acquired 17,909,500 class D shares.

The following table shows the capital status, detailing the classes of shares and their face value.

Class	Shares	Face value	Capital Stock
A	65,853,444	10	658,534,440
B	7,500,000	10	75,000,000
C	7,500,000	10	75,000,000
D	69,146,556	10	691,465,560
	150,000,000		1,500,000,000

10 - BASIS FOR PRESENTATION OF THE FINANCIAL STATEMENTS

These financial statements have been prepared in line with accounting standards established by the Argentine Central Bank through CONAU 1 Circular, supplementary rules and amendments.

The financial statements of the predecessor entity, Banco Hipotecario Nacional, have been adjusted for inflation in conformity with the guidelines set in Communication "A" 551 of the Argentine Central Bank up to the financial year ended December 31, 1994, and prepared in accordance with the standards laid down by CONAU 1 Circular. As from January 1, 1995, and according to the authorization accorded by Resolution No. 388 of the Argentine Central Bank's Superintendency of Financial and Exchange Institutions, the Bank discontinued the adjustment for inflation of its financial statements until December 31, 2001. As from January 1, 2002, as a result of the application of Communication "A" 3702 which established the repeal of any legal and regulatory rule that did not allow companies to restate their accounting balances at period-end currency values, the Bank resumed the application of the adjustment for inflation. To this end, it followed the restatement method established by Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), using the domestic wholesale price index published by the National Statistics and Census Institute (INDEC). Furthermore, it has been considered that the accounting measurements derived from the changes in the

purchasing power of the currency between December 31, 1994 and 2001 are stated in the currency value as of the latter date.

On March 25, 2003, the Executive Branch issued Decree 664 establishing that the financial statements for years ending as from that date are to be stated in nominal currency. Consequently, in accordance with Communication "A" 3921 of the BCRA, restatement of the financial statements was discontinued as from March 1, 2003.

The Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Pronouncements No. 16 "Conceptual Framework of professional accounting standards"; No. 17 "Professional accounting standards: development of general application issues"; No. 18 "Professional accounting standards: development of particular application issues" and No. 19 "Amendments to Technical Pronouncements Nos. 4, 5, 6, 8, 9, 11 and 14", No. 20 "Financial derivatives and hedge operations" and No. 21 "Proportional equity value – Consolidation of financial statements – Information to be disclosed in connection with related parties", through Resolutions C 238/01, C 243/01, C 261/01, C 262/01, C 187/02 and M 5/03, respectively. Those Technical Pronouncements and amendments became effective in fiscal years commencing as from July 1, 2002, except for the latter pronouncement that will take effect on April 1, 2003. At the date of issue of these financial statements, the Central Bank had not adopted those Technical Pronouncements.

The principal disclosure and valuation criteria followed for preparing these financial statements is described below:

10.1. Foreign currency assets and liabilities

US dollar assets and liabilities have been valued at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank. Assets and liabilities valued in foreign currencies other than the US dollar were converted into the latter currency using the swap rates communicated by the Argentine Central Bank's operations desk, in force at the close of operations on the last business day of the period ended March 31, 2005 and the fiscal year ended December 31, 2004.

10.2. Gold and other precious metals

Holdings of gold and silver were valued at the latest selling quotation on the London market, in US dollars, net of the direct selling expenses, converted into pesos at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank, in force at the close of operations on the last business day of the period ended March 31, 2005 and the fiscal year ended December 31, 2004.

In accordance with Communication "A" 2290 of the Argentine Central Bank, holdings of silver were included under Cash and cash resources, taking into account that: i) their market value arises from daily quotations of

relevant transactions and ii) they are minted or represent "good delivery bars" in accordance with the regulations of the Governing Entity.

10.3. Interest accruals and adjustments of principal amounts (CER and CVS):

Interest accruals were determined using the exponential method for all lending and certain borrowing transactions in local and foreign currency the total term of which was more than 92 days, and interest accruals for loans overdue more than ninety days were discontinued.

Adjustments of principal amounts from application of the CER and CVS were accrued as established by Argentine Central Bank regulations, and interest accruals on loans overdue more than ninety days were discontinued.

10.4. Government and corporate securities

Listed - In Argentina and abroad:

The securities classified as "Holdings of trading securities", "Investment in listed corporate securities" and "Securities issued by the BCRA" have been valued at period or year-end market quotation, as the case may be.

The BODEN 2012 Government securities in US$ classified as "Holdings in investment accounts" have been recognized at their technical value, in accordance with whereas clauses of Communication "A" 3785. At the end of each period or year, as the case may be, the technical value of those securities increases on the basis of interest accrued under the issue terms and conditions. The new foreign currency balance is converted into pesos at the reference exchange rate published by the Argentine Central Bank.

The National Government Securities originally issued in foreign currency subject to Argentine legislation have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as provided for by Law 25561, Decree 214 and complementary rules and amendments.

National Government securities originally issued in foreign currency and not subject to conversion into pesos, had been recorded at December 31, 2003 carrying value.

Notes to the Financial Statements

For the period ended March 31, 2005
In comparative format with the balance sheet, memorandum accounts and schedules as of December 31, 2004 and income statement, statement of changes in shareholders' equity and statement of sources ad applications of funds as of March 31, 2004

Unlisted - In Argentina

The Bank has recorded Secured Bonds issued by the Fiduciary Fund for Provincial Development received within the framework of Decree 1579/02, Ministry of Economy Resolution 539/02 and complementary rules. These bonds have been stated at the lower of average book value (for those securities that will be used as collateral for the subscription of Coverage Bonds) or present or technical value (for the other securities), following the guidelines established by Communication "A" 3911, complementary rules and amendments.

Government securities offered in exchange for sovereign debt were disclosed under the authorized accounts depending on the securities to be received following the guidelines laid down by Communication "B" 8450. The criteria established by Communication "A" 4270 and supplementary rules, as amended, have been applied for valuing them, and Discount Bonds have been stated at the lower value arising from comparing the aggregate nominal cash flow until maturity, under the issue conditions of the new securities, to the carrying value of the securities offered, which is equivalent to the present value of the Secured Bonds. Par Bonds have been valued at March 31, 2005 market price.

10.5. Loans:

The portfolio of performing loans and loans due ninety days or less has been valued in terms of the principal amounts actually lent, plus capitalized interest, net of principal amortization collected and debt balance refinancing, plus adjustments (from the application of the CER, and CVS where applicable) and accrued interest receivable and less the estimated reserve for loan losses.

Loans secured under Decree 1387/01 have been valued in accordance with the guidelines of BCRA Communication "A" 3911, complementary rules and amendments, as follows:

1. those used for the matching, at the lower of present value (cash flows according to contract conditions, discounted at the rates of interest established by the BCRA) or technical value (amount index-adjusted by applying the CER, where applicable, plus interest accrued according to contract conditions). This value is compared to the theoretical value (book value at February 28, 2003, net of the offsetting account, plus adjustment by the CER, where applicable). The differences resulting from this comparison are shown in an asset offsetting account.

2. the loans to be used as collateral for the advances granted by the BCRA for the subscription of the Coverage Bonds established by Decree 905/02, at their average book value established by Communication "A" 3756.

Other loans to the public sector, not included in the preceding paragraph, originally granted in foreign currency have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as established by Law 25561, Decree

214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to the amount of those loans and maximum rates have been established, as provided for by Decree 1579/02, if those assets were subjected to the Exchange of Provincial Public Debt (Note 44).

Loans to the non-financial private sector originally granted in foreign currency have been converted into pesos at the exchange rate of $ 1.00 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER and CVS have been applied to the amount of those loans and maximum rates have been established, depending on the borrower.

10.6. Other receivables for financial transactions:

The individual mortgage loans the fiduciary ownership of which was transferred by the Bank and recorded in this caption have been valued and converted into pesos following the criterion described in points 10.3. and 10.5.

The amount recorded in the account captioned "Other not included in the debtor classification regulations - Compensation to be received from the National Government" includes the amount in pesos equivalent to the technical value of the bonds to be received, in accordance with sections 28 and 29 of Decree 905, until the Argentine Central Bank credits the remaining BODEN 2012 in US dollars requested in compliance with that regulation (see Note 3.1).

The Bank has repurchased its Negotiable Obligations under a financing agreement signed with DePfa Investment Bank Ltd. (Note 21.2). Under this agreement, the Bank's rights to receive its own negotiable obligations at market value have been recorded under assets and the financing received from abroad, under liabilities.

The Bank has also carried out a total return swap transaction involving the forward purchase by the Bank of its own shares. The rights arising from this purchase have been valued at period or year-end market price of the underlying asset, as the case may be (see Note 21.1).

The rights arising from currency swap transactions carried out as a hedge for the restructured obligations issued in Euros have been valued at the quotation of that currency following the criterion described in point 10.1.

The financial trust participation certificates have been valued according to the equity method of accounting.

Financial trust debt securities have been stated at face value, index-adjusted by applying the CER, where applicable, plus interest accrued until the end of the period or year, as the case may be.

Currency swap transactions carried out as a hedge for the Bank's exposure to CER index-adjustable peso denominated liabilities, without transferring the underlying asset, have been valued according to the net asset or liability position derived from variations in the underlying assets (CER plus 2% for assets) and variations in the US dollar quotation plus interest agreed for liabilities (Notes 21.5. and 21.6.).

10.7. Investments in other companies:

This caption mainly includes the equity investments held by the Bank in BACS Banco de Crédito y Securitización Sociedad Anónima, BHN Sociedad de Inversión Sociedad Anónima and BHN Inmobiliaria Sociedad Anónima (Note 32). As of March 31, 2005 and December 31, 2004, those equity investments have been recorded at their equity value, plus intercompany profits, where applicable, which amount to Ps. 114,883 thousand and Ps. 119,340 thousand, respectively.

The above equity investments arise from the financial statements of BACS Banco de Crédito y Securitización Sociedad Anónima for the period ended March 31, 2005 and the fiscal year ended December 31, 2004 and the financial statements of BHN Sociedad de Inversión Sociedad Anónima and BHN Inmobiliaria for the fiscal years ended December 31, 2004 and 2003.

The other equity investments have been recorded at the lower of cost or estimated recovery value, where applicable.

10.8. Miscellaneous receivables

BODEN 2012 and National Government Secured Loans deposited in escrow have been valued following the criteria mentioned in the second paragraph of point 10.4. and in paragraph 2 of point 10.5., respectively.

10.9. Bank premises and equipment and miscellaneous assets:

These assets are recorded at cost restated in constant monetary units until February 28, 2003, following the method mentioned in the second and third paragraphs of this Note, net of accumulated depreciation calculated following the straight-line method, based on the estimated useful life of the assets. The cost of assets added before December 31, 1994 is restated in constant currency as of that date, while subsequent transactions are valued in current purchasing power values of the period or year to which they correspond.

The Bank records in "Miscellaneous assets – Assets acquired through foreclosures" housing units added to the Bank's assets in repayment of mortgage loans. These housing units have been valued at the lower of market value or the value of the loan, net of allowances.

The net book values of the assets taken as a whole, except for the assets intended for sale, which do not exceed their estimated recovery value, do not exceed their net realizable value.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 5, 2005
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

For the period ended March 31, 2005
In comparative format with the balance sheet, memorandum accounts and schedules as of December 31, 2004 and income statement, statement of changes in shareholders' equity and statement of sources ad applications of funds as of March 31, 2004

10.10. Housing, life and unemployment insurance premiums in lending and other transactions:

The Bank's policy is to recognize the premium income when the corresponding loan installment accrues, except for those loans that are more than ninety days in arrears, and allocate the expenditures for claims to the net income/(loss) for the period or year in which they occur.

The Bank has set up a technical reserve of Ps. 12,013 thousand, which is included in Shareholders' Equity – Profit reserves – Others and a reserve for pending insurance claims for Ps.10.156 thousand and Ps. 10,098 thousand as of March 31, 2005 and December 31, 2004, respectively, which is shown in the Provisions caption under Liabilities (Note 24).

10.11. Intangible assets

These assets represent organization and system development expenses. Intangible assets have been restated in constant monetary units at February 28, 2003, following the method mentioned in the first paragraph of this Note, and are being amortized monthly according to the straight-line method, based on their estimated useful life.

10.12. Deposits

Deposits have been valued at their placement value, plus adjustments from application of the CER and accrued interest, where applicable. The fixed return on each transaction is accrued on an exponential basis, while the variable return on time deposits adjusted by applying the CER and included in "Investment Accounts" is accrued at the pro rata rate of return agreed upon based on the improvement in the price of the financial asset or financial asset indicator, between the time the transaction is arranged and the end of the month.

Deposits originally made in foreign currency have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to those deposits.

10.13. Other liabilities for financial transactions

US dollar-denominated obligations under currency swap transactions carried out as a hedge for restructured obligations issued in Euros have been valued according to the criterion described in point 10.1.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 5, 2005
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Obligations arising under swap transactions as a hedge for the liability position in pesos adjustable by applying the CER have been valued according to the criterion described in point 10.6.

10.14. Valuation of options

Premiums on call options written and bought have been accrued on a linear basis during the life of the contract.

The balances of the accounts reflecting the contingent liabilities assumed as a result of the call options written are adjusted at closing date market price of the securities traded and recorded under memorandum accounts.

10.15. Provisions

The Bank estimates contingencies and records them in Provisions, under Liabilities. These provisions cover various items, such as insurance risk, provisions for lawsuits, unforeseen risks, etc.

10.16. Dismissal indemnities

The Bank does not set up any provisions to cover the risk of dismissal indemnities involving the staff, as the disbursements in respect thereof are charged to the results for the year in which they occur.

10.17. Income Tax

Pursuant to Article 28 of Law 24855, Banco Hipotecario Sociedad Anónima is subject to income tax, except for all the housing loan transactions carried out prior to October 23, 1997, date of registration of its by-laws with the Superintendency of Corporations.

The Bank charges to income and sets up a provision for the income tax determined based on the transactions subject to this tax in the fiscal year in which those transactions are carried out.

10.18. Minimum notional income tax

In view of the option granted by the BCRA by means of Communication "A" 4295, as of March 31, 2005 the Bank capitalized as a minimum notional income tax credit the tax amount paid in fiscal 2003 and the amount estimated for the fiscal year 2004, on the basis of projections prepared and the possibility of recovering it, with a counterpart in Prior year adjustment. The criterion adopted in prior years consisted in charging that disbursement to results.

10.19. Shareholders' Equity

a. Capital stock, reserves and capital adjustment:

The Shareholders' Equity account activity and balances prior to December 31, 1994 have been restated in the currency values prevailing at that date, following the method mentioned in this Note. The transactions carried out subsequent to that date have been recorded in currency values of the period to which they correspond. The balances of the Shareholders' Equity accounts as of March 31, 2005 have been restated up to February 28, 2003 as explained in the third paragraph. The adjustment derived from the restatement of the balance of "Capital Stock" was allocated to "Equity Adjustments".

b. Results:

Income and expenses have been recognized against the results for the period or year, regardless of whether they have been collected or paid.

c. Prior year adjustment (see Note 41)

The preparation of the financial statements requires that the Bank's Board of Directors perform estimates affecting assets and liabilities, the net income/(loss) for the year and the determination of contingent assets and liabilities at the date thereof. Since these estimates involve value judgments regarding the probability of occurrence of future events, the actual net income/(loss) may differ from the estimated amount and thus generate losses or profits affecting subsequent years. All legal and regulatory rules in force at the date of presentation of these financial statements have been considered.

The financial statement figures for the previous year or period, presented for comparative purposes, include certain reclassifications and adjustments that contemplate specific disclosure criteria so as to present them on a consistent basis with those of the current year or period.

11 - DIFFERENCES BETWEEN ARGENTINE CENTRAL BANK REGULATIONS AND PROFESSIONAL ACCOUNTING STANDARDS

Below is a detail of the main differences between the Argentine Central Bank regulations and professional accounting standards, considering the statement made in the first part of Note 10:

Notes to the Financial Statements

For the period ended March 31, 2005
In comparative format with the balance sheet, memorandum accounts and schedules as of December 31, 2004 and income statement, statement of changes in shareholders' equity and statement of sources ad applications of funds as of March 31, 2004

11.1. Valuation criteria

a) Compensation to be received, per Sections 28 and 29 of National Executive Branch Decree 905/02, and investment account securities

As of March 31, 2005 and December 31, 2004, the Bank carries the government securities received and to be received in the "Government Securities – holdings in investment accounts", "Other Receivables for financial transactions – Others not included in the debtor classification regulations" and "Miscellaneous receivables - Others" captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02.

Under professional accounting standards, those assets should be valued at their quotation values net of estimated selling expenses, charging the quotation differences to the results for each period, except there is a possibility and intention to carry them until maturity.

b) Allowances for receivables from the non-financial public sector

Current regulations on the setting up of allowances issued by the Argentine Central Bank provide that receivables from the Public Sector are not subject to allowances for doubtful accounts. Under professional accounting standards, those allowances must be estimated on the basis of the uncollectibility risk attaching to those assets.

c) Accounting for income tax according to the deferred tax method

The Bank determines income tax at the statutory rate applicable to the estimated taxable income, without considering the effect of any timing differences between the accounting and taxable results. Under professional accounting standards, income tax must be recognized according to the deferred tax method (see Note 36).

d) Secured loans, government and other similar securities

In view of Decree No. 1387/01 dated November 6, 2001, in the fiscal year ended December 31, 2001, the Bank exchanged with the National State national government securities (classified and valued as "Investment accounts", according to the criteria established by the BCRA) for national secured loans which, as of March 31, 2005 and December 31, 2004 were recorded under "Loans to the Non-financial Public Sector". Furthermore, as established by Decree 1579/02 the Bank and the Fiduciary Fund for the Provincial Development exchanged loans to the provincial governments for Provincial Secured Loans (BOGAR) which as of March 31, 2005 and December 31, 2004 have been disclosed under Government and Corporate Securities.

At those dates, the Bank valued the two assets at the lower of present or technical value, as established by BCRA Communication "A" 3911 and complementary rules, as amended, except for those used as collateral for advances granted by the Governing Entity for the subscription of the bonds foreseen in Decree 905/02. Under the

provisions of CD Resolution No. 290/01 of the CPCECABA, as of March 31, 2005 and December 31, 2004 those assets should have been valued on the basis of the respective quotation values of the securities exchanged as of November 6, 2001, which are considered to be the transaction cost as from that date, where applicable, plus interest accrued at the internal rate of return until the end of each period.

The Bank has recorded as a prior year adjustment the positive difference arising from recognizing the loans to the Public Sector at their repayment value for the acquisition of Coverage Bonds (per National Executive Branch Decree 905/02) following the guidelines of Communication "A" 4095 (Note 41). Under professional accounting standards, this item should be charged to the result for that year, because it was accrued that year.

e) Compensation for application of the CER/CVS

The Bank has written off the compensation amount for asymmetric indexation and charged it to the results for prior years, according to the criterion established by BCRA Communication "A" 4202. Under professional accounting standards, that compensation amount should have been charged to the results for the year 2004 (see Note 41).

f) Valuation at equity value

For purposes of calculating the equity value, Technical Pronouncement No. 21 establishes that the closing date of the fiscal year of investors is to coincide with that of the issuing companies, a criterion that differs from Argentine Central Bank regulations. Under professional accounting standards, the same valuation criterion is also to be applied to all subsidiaries. (Note 10.7.)

g) Derivatives

Currency swap transactions carried out as a hedge for the Bank's exposure to CER index-adjustable peso denominated liabilities, without transferring the underlying asset, have been valued according to the net asset or liability position derived from variations in the underlying assets (CER plus 2% for assets) and variations in the US dollar quotation plus interest agreed for liabilities (Notes 21.5. and 21.6.). This criterion differs from professional accounting standards.

11.2. Disclosure issues

a) Statement of cash flows, earning per share and business segment

The criterion established by Technical Pronouncement No. 19 for disclosing these items differs from that established by the Argentine Central Bank in its Circular CONAU 1.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 5, 2005
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

12 - CLASSIFICATION OF LOANS AND RESERVE FOR LOAN LOSSES

Reserve for loan losses established as of March 31, 2005 and December 31, 2004, cover the minimum reserves required by the Argentine Central Bank, and were calculated considering the accounting policies adopted for certain refinanced consumer loans, certain contributions to the special relief fund (Note 13), including the special contribution to that fund made by the Bank as of March 31, 2000 and certain estimates related to the impact on the possibility of recovering the mortgage loan portfolio.

Interest capitalized prior to the loans being in arrears is covered by a reserve for loan losses following the minimum reserve requirements, considering such interest as principal.

Pursuant to the guidelines of Law 24441 on Housing and Construction Financing, the criterion followed by the Bank to set up reserves for construction projects, where the fiduciary ownership is transferred, consists in classifying debtors on the basis of the evaluation of the future cash flow of individual projects financed by the Bank.

The Bank has adopted a new policy regarding the procedure followed for classifying non-performing and restructured individual loans:

a. Maintaining the classification in respect of all those loans subject to: i) the provisions of article 13 of Law 24143 and/or: ii) restructuring, either through a repayment agreement, the compounding of interest on the amount in default or assistance, for up to six months following normalization of those loans.

b. After this period has expired, the Bank will proceed after the seventh month, as the case may be, as follows:

b.1. If the loan is no more than 30 days in arrears, its shall be classified under the "performing" category.

b.2. If the loan is more than 30 days in arrears, its classification will arise from the aggregate of the current number of days in arrears and those recorded before the refinancing, as long as the arrears are equal to or less than 30 days, in which case the above paragraph is applicable.

c. All those individual loans, which are more than 24 months in arrears, must be fully covered by a reserve. Loans and reserves are to be reversed from the Bank's assets three months after the date on which those loans were fully covered by such reserve.

d. Loans that having been reversed from assets, following the guidelines in point c. above, are restructured and normalized shall be included again in the Bank's assets as long as they do not show arrears of more than 30 days for a term of six consecutive months.

Guillermo C. Martinz General Accounting Management **BANCO HIPOTECARIO S.A.**	**Clarisa Lifsic de Estol** On behalf of the General Manager **BANCO HIPOTECARIO S.A.**	Signed for purposes of identification with our report dated May 5, 2005 PRICE WATERHOUSE & Co. C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.
Clarisa D. Lifsic de Estol President **BANCO HIPOTECARIO S.A.**	**Ricardo Flammini** On behalf of the Syndics' Committee	

Notes to the Financial Statements

For the period ended March 31, 2005
In comparative format with the balance sheet, memorandum accounts and schedules as of December 31, 2004 and income statement, statement of changes in shareholders' equity and statement of sources ad applications of funds as of March 31, 2004

As a result of the statements made in points c. and d. above and the application of Argentine Central Bank Communication "A" 2357 and supplementary rules, as amended, as of March 31, 2005 and December 31, 2004 the Bank has recorded in memorandum accounts of Ps. 933,287 thousand and Ps. 921,208 thousand, respectively.

Based on the foregoing, the Bank's Board of Directors believes that the reserves for loan losses set up are sufficient to cover the minimum reserves required by the Argentine Central Bank rules and professional accounting standards on the total amount of the portfolio.

13 -SPECIAL RELIEF FUND

Article 13 of Law 24143 established that Banco Hipotecario Nacional should set up a special fund for subsidizing the repayment services of borrowers undergoing a serious economic emergency situation, whose situation could not be resolved through the renegotiation of the loan. This fund, whose regulations were issued by the Bank, is being formed as from that moment, with 2% of the interest collected on housing loans.

In view of the problems of the individual loan portfolio predating 1991 arising from the social emergency of borrowers, on May 16, 2000 the Board of Directors resolved to allocate Ps. 35.392 thousand as an extraordinary contribution to the Fund the Bank is required to create under Articles 13 of Law 24143 and 17, subsect. c) of Law 24855, to partially or fully subsidize the debts due from borrowers facing a difficult economic and social situation. The Bank has recognized this contribution as an increased reserve for loan losses under the Loans caption, with a counterpart in Loan Loss Provision.

The amounts of Ps. 10,904 and Ps. 12,138 thousand paid as of March 31, 2005 and December 31, 2004, respectively, include the extraordinary contribution made as of March 31, 2000, net of allocations. Law 24855 requires the Bank to continue to contribute to this special fund for 10 years as from July 22, 1997 under the terms of Law 24143.

14 - RESTRICTED ASSETS

As of March 31, 2005, the Bank records financial assistance loans received from the Argentine Central Bank for Ps. 277,642 thousand. As collateral for these transactions, senior pledges were set up on credit assets stemming from the 7% fixed rate guaranteed loan contract, due 2011, for a face value of approximately Ps. 237,754 thousand. For such purpose, the financing obtained has been recorded in Other liabilities for financial transactions, and the balances representing the possible rights, in memorandum accounts.

In view of the commitments undertaken under the Bank's external debt Exchange Offer (Note 2), a trust was created under Argentine law by means of a Trust Agreement entered into by and between the Bank and ABN

AMRO BANK, Argentine Branch. As of March 31, 2005, BODEN 2012 for Ps. 479,517 thousand and the yield on them and National Government Secured Loans for Ps. 9,196 had been transferred to the trust. These guarantees have been recorded in "Miscellaneous Receivables" (Note 18).

As of March 31, 2005, the Bank has deposited BODEN 2012 for Ps. 133,915 thousand as collateral for the currency swap transactions (Note 21). These escrow deposits have been recognizd under "Miscellaneous Receivables" (Note 18).

As of December 31, 2004, the Bank had set up specific guarantees as security for compliance with the future sale contract entered into with Depfa Investment Bank Ltd. for Ps. 996 thousand (Note 21.2.). These escrow deposits have been recorded in "Miscellaneous Receivables" (Note 18).

As of March 31, 2005 and December 31, 2004 the "Miscellaneous Receivables" caption includes shares securing call options written for Ps. 14,199 thousand and Ps. 17,372 thousand, respectively.

15 - INSURANCE ON REAL ESTATE SECURING THE MORTGAGE PORTFOLIO AND LIFE AND UNEMPLOYMENT INSURANCE FOR BENEFICIARIES

The Bank grants insurance coverage to the following:

- **Houses mortgaged to secure its loan portfolio, for the appraised amount of the insured houses:** against material damages caused by fire, explosion, lightning, earthquake, certain events involving riots, terrorist acts and other circumstances, according to the general conditions laid down by the Bank.

- **Life insurance for paying off the debts of the Bank's borrowers:** covering the risk of death of the economically liable party, whether a borrower or not, for paying off the principal debt owed at the date of death, according to the conditions laid down by the Bank. Individuals under the age of 56 are insurable up to the age of 80.

- **Unemployment insurance for economically liable parties, who are borrowers:** this covers unemployment risks when the conditions provided for by National Employment Law 24013 are met, with a maximum coverage of up to six monthly installments, with the option to renew it for another six months by paying an additional premium, once the insured has signed an employment contract for a term exceeding twelve months.

- **Comprehensive household insurance:** this covers the risk of fire and theft of general contents and electronic appliances for domestic use, windows, civil liability assessed for fire or explosion, removal of rubble, harm occasioned to buildings as a result of theft, lodging expenses and domicile assistance services.

Notes to the Financial Statements

For the period ended March 31, 2005

In comparative format with the balance sheet, memorandum accounts and schedules as of December 31, 2004 and income statement, statement of changes in shareholders' equity and statement of sources ad applications of funds as of March 31, 2004

The accounting policies followed by the Bank to record insurance transactions are described in Note 10.10. The Bank covers the risks involved in the insurance activity with its own net worth.

In addition, the Bank sells insurance to cover personal accidents and health care, the coverage, risk and losses of which are undertaken by other Insurers.

The amounts of insurance premiums in respect of the items mentioned above, claims paid and charges connected with the insurance activity, allocated to results for the periods ended March 31, 2005 and 2004, were as follows:

	3.31.05	3.31.04
	Thousands of Pesos	
Fire insurance premiums	3,224	3,065
Life insurance premiums	7,095	6,631
Unemployment insurance premiums	395	406
Additional insurance premiums	494	433
Total Premiums (Note 26)	11,208	10,535

	3.31.05	3.31.04
	Thousands of Pesos	
Claims involving fire	110	73
Claims involving death	1,550	1,642
Claims involving unemployment	30	44
Additional insurance claims	71	72
Total claims (Note 27)	1,761	1,831

The insurance premiums shown above are disclosed under the "Income from services" caption, while the claims are disclosed under the "Expenses for services" caption. The charge corresponding to reserves connected with the insurance activity is shown in the "Miscellaneous losses" caption in the Income Statement.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 5, 2005
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

For the period ended March 31, 2005
In comparative format with the balance sheet, memorandum accounts and schedules as of December 31, 2004 and income statement, statement of changes in shareholders' equity and statement of sources ad applications of funds as of March 31, 2004

16 - OTHER RECEIVABLES FOR FINANCIAL TRANSACTIONS

The breakdown of "Other receivables included in the debtor classification regulations" line, under the "Other receivables for financial transactions" caption is as follows:

	3.31.05	3.31.04
	Thousands of Pesos	
Mortgage loans delivered in trust (Note 17)	297,912	255,622
Financial hedge contract	110,561	73,944
Others	2,215	8,186
Total	410,688	337,752

The breakdown of the "Other receivables not included in the debtor classification regulations" line, under the "Other receivables for financial transactions" caption, is as follows:

	3.31.05	3.31.04
	Thousands of Pesos	
Compensation to be received from the National Government (in US dollars)	2,614,915	2,643,754
Trust participation certificates (Note 17)	93,202	90,076
Negotiable obligations held in the Bank's portfolio (*)	231,137	239,724
Mortgage-backed Class B subordinated securities (Note 17)	79,872	78,411
Others	403	-
Total	3,019,529	3,051,965

(*) The Bank carries long-term Negotiable Obligations for Ps. 140,261 thousand held in its portfolio for purposes of their possible exchange with holders that did not participate in the initial offering.

17 - SECURITIZATION OF THE PORTFOLIO OF MORTGAGE LOANS

The Bank has executed various financial trust agreements under which, as trustor, it has transferred the fiduciary ownership of mortgage loans belonging to its loan portfolio to First Trust of New York, as trustee. Once the mortgage loans have been transferred to the trust fund, it proceeds to issue the corresponding debt securities and participation certificates and to use the proceeds of the placement thereof for settling the amount of the loans ceded by the Bank. The trust assets entail a separate and distinct equity from the trustee's assets and those of the trustor.

The trustee is responsible for the management of the trust funds previously set up in accordance with the specifications contained in the trust agreement.

Notes to the Financial Statements

For the period ended March 31, 2005

In comparative format with the balance sheet, memorandum accounts and schedules as of December 31, 2004 and income statement, statement of changes in shareholders' equity and statement of sources ad applications of funds as of March 31, 2004

As of March 31, 2005 and December 31, 2004, the Bank recorded Ps. 255,622 thousand and Ps. 308,187 thousand, respectively, in respect of mortgage loans originally granted in foreign currency and converted into pesos as required by Law 25561 and Decree 214, registered in the name of the trustee, in the "Others included in the debtor classification regulations" line, under the "Other receivables for financial transactions" caption; Ps. 14,543 thousand and Ps. 14,393, respectively, in the "Accrued interest receivable included in the debtor classification regulations" line, under that caption, in respect of accrued interest and adjustments from application of the CER receivable. Those receivables are held in the Bank's assets because at that date the trustee had not yet issued the related securities and the Bank continued to act as trustor and only beneficiary.

In 2004, the Bank created a Global Trust Securities Program, "CEDULAS HIPOTECARIAS ARGENTINAS" for the securitization of individual mortgage loans for the financing of housing units for a face value of up to Ps. 500,000,000, which was authorized by CNV Resolution No. 14814 dated June 3, 2004.

Under this program, the Cédulas Hipotecarias Argentinas Series I, 2004-1 Financial Trust was created, with the Bank acting as trustor, BACS Banco de Crédito y Securitización S.A., as underwriter and general manager, and Deutsche Bank S.A., as financial trustee. On June 14, 2004, this Financial Trust issued the first series of Savings Mortgage Bonds (CHA) for a face value of Ps. 50,000,000.

The period for accepting the offering expired on June 23, 2004, the Senior Trust Debt Securities CHA, Series I, 2004-1 having been placed for a face value of Ps. 40,000,000 at a 95.82% price. The Class B Trust Debt Securities CHA, Series I, 2004-1 and the Participation Certificates CHA, Series I, 2004-1 have not been placed and the trustor resolved to receive those securities at par, for a face value of Ps. 5,000,000 and Ps. 4,999,916, respectively, as advance payment for a portion of the Mortgage Bond portfolio transferred to the Trust.

The Trust Securities were issued on June 25, 2004.

Within that same framework, the Cédulas Hipotecarias Argentinas Series II, 2004-2 Financial Trust was created. The period for accepting the offering expired on November 17, 2004, the Senior Trust Debt Securities CHA, Series II, 2004-2 having been placed for a face value of Ps. 39,950,000 at a 100% price. The Class B Trust Debt Securities CHA, Series II, 2004-2 and the Participation Certificates CHA, Series II, 2004-2 have not been placed and the trustor resolved to receive those securities at par, for a face value of Ps. 4,995,000 and Ps. 5,002,077, respectively, as advance payment for a portion of the Mortgage Bond portfolio transferred to the Trust.

The Trust Securities were issued on November 19, 2004.

Notes to the Financial Statements

For the period ended March 31, 2005
In comparative format with the balance sheet, memorandum accounts and schedules as of December 31, 2004 and income statement, statement of changes in shareholders' equity and statement of sources ad applications of funds as of March 31, 2004

At the date of these financial statements, the following trust funds have been set up:

1. BHN I Mortgage Fund, BHN II Mortgage Trust, BHN III Mortgage Trust, BHN IV Mortgage Trust, BACS I Mortgage Trust, BACS Funding I Mortgage Trust, BACS Funding II Mortgage Trust, BHSA I 2002 Mortgage Trust, Cédulas Hipotecarias Argentinas Financial Trust Series I, 2004-1 and Cédulas Hipotecarias Argentinas Financial Trust Series II, 2004-2, the terms of issue of which are as follows:

	Class A1/AV Debt Securities	Class A2/AF Debt Securities	Class B Debt Securities	Participation Certificates	Total
BHN I – Issued on 10.29.96 (*)					
Face value in thousands of Ps.	60,292	18,778	9,302	4,652	93,024
Declared Maturity Date	05.25.2005	09.25.2001	01.25.2014	01.25.2014	
BHN II – Issued on 05.09.97 (*)					
Face value in thousands of Ps.	44,554	51,363	3,730	6,927	106,574
Declared Maturity Date	03.25.2011	07.25.2009	03.25.2012	05.25.2013	
BHN III – Issued on 10.29.97 (*)					
Face value in thousands of Ps.	14,896	82,090	5,060	3,374	105,420
Declared Maturity Date	05.31.2017	05.31.2017	05.31.2018	05.31.2018	
BHN IV – Issued on 03.15.00 (*)					
Face value in thousands of Ps.	119,500	36,500	24,375	14,625	195,000
Declared Maturity Date	03.31.2011	03.31.2011	01.31.2020	01.31.2020	
BACS I – Issued on 02.15.2001 (*)					
Face value in thousands of Ps.	30,000	65,000	12,164	8,690	115,854
Declared Maturity Date	05.31.2010	05.31.2010	09.30.2020	09.30.2020	
BACS Funding I Issued on 11.15.2001 (*)					
Face value in thousands of Ps.				29,907	29,907
Declared Maturity Date				11.15.2031	
BACS Funding II Issued on 11.23.2001 (*)					
Face value in thousands of Ps.				12,104	12,104
Declared Maturity Date				11.23.2031	
BHSA I Issued on 02.01.2002					
Face value in thousands of Ps.				43,412	43,412
Declared Maturity Date				02.01.2021	
CHA I Issued on 6.25.2004					
Face value in thousands of Ps.	40,000		5,000	5,000	50,000
Declared Maturity Date	12.31.2010		31.03.2010	3.31.2012	
CHA II Issued on 11.19.2004	40,000		5,000	5,000	50,000

Guillermo C. Martínz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 5, 2005
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

For the period ended March 31, 2005
In comparative format with the balance sheet, memorandum accounts and schedules as of December 31, 2004 and income statement, statement of changes in shareholders' equity and statement of sources ad applications of funds as of March 31, 2004

	Class A1/AV Debt Securities	Class A2/AF Debt Securities	Class B Debt Securities	Participation Certificates	Total
Face value in thousands of Ps.					
Declared Maturity Date	12.31.2011		31.01.2016	31.01.2016	

(*) Trusts subject to the pesification of foreign currency assets and liabilities at the $1.00=US$1 rate established by Law 25561 and Decree 214, as they were created under Argentine legislation. However, there are certain claims from foreign investors regarding the pesification procedure carried out, with the consequent economic impact.

In all cases, the payment of class B debt securities is subordinated to the payment of the class A securities. In addition, the reimbursement of the participation certificates shall be done once all the class A and B securities issued have been settled, to the extent that there are sufficient remaining funds in the trust fund.

As of March 31, 2005 and December 31, 2004, the Bank held in its portfolio the following securities corresponding to the above-mentioned funds, a participation certificate in the BACS II Financial Trust and debt securities issued by Red Mutual I Trust:

	3.31.05	12.31.04
	Thousands of Pesos	
Class B debt securities – BHN III	13,525	13,525
Class B debt securities – BHN IV	54,929	53,744
Class B debt securities – CHA I	5,436	5,292
Class B debt securities – Red Mutual I	785	790
Class B debt securities – CHA II	5,197	5,060
Subtotal	79,872	78,411
Participation certificates – BHN II	28,242	27,229
Participation certificates – BHN III	11,196	11,196
Participation certificates – BHN IV	-	1,185
Participation certificates – BACS II	39,478	38,485
Participation certificates – CHA I	8,528	6,979
Participation certificates – CHA II	5,758	5,002
Subtotal	93,202	90,076
Total	173,074	168,487

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 5, 2005
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

For the period ended March 31, 2005

In comparative format with the balance sheet, memorandum accounts and schedules as of December 31, 2004 and income statement, statement of changes in shareholders' equity and statement of sources ad applications of funds as of March 31, 2004

18 - MISCELLANEOUS RECEIVABLES

The breakdown of the "Others" line corresponding to the "Miscellaneous receivables" caption is as follows:

	3.31.05	12.31.04
	Thousands of Pesos	
Tax prepayments and withholdings	12,471	9,100
Receivables from government entities	3,932	3,893
Receivables for loans administered	6,356	6,002
Recoverable expenses, taxes and advances to third parties	10,136	11,177
Correspondent banks	2,288	2,458
Guarantees securing call options written (Note 14)	14,199	17,372
Deposit securing financial agreements (Note 14)	133,915	77,159
Deposit securing ABN AMRO BANK trust (Note 14)	488,713	493,544
Others	26,645	28,615
Total	698,655	649,320

19 - NEGOTIABLE OBLIGATIONS AND OTHER FINANCING

As of March 31, 2005, the contractual residual nominal value of the negotiable obligations amounts to Ps. 2,492,788 thousand. This amount includes Argentine Mortgage Bonds ("CHA") issued under the Global "Euro Medium Term Notes" ("EMTN") Program, ordinary negotiable obligations not convertible into shares under the Global Medium Term Notes" ("GMTN") Program, and the new issues mentioned in Note 2.

The balance of the negotiable obligations has been included in the "Other liabilities for financial transactions" caption. The residual face values of the different negotiable obligation series issued are as follows:

	Date of issue	Maturity Date	Annual interest rate	Residual face value at 3.31.05	Residual face value at 12.31.04
				(Thousands of Pesos)	
EMTN (CHA)					
Series III (US$ 100,000,000)	07.08.96	07.08.06	10.625%	2,067	2,102
GMTN					
Series I (US$ 300,000,000)	17.04.98	17.04.03	10.000%	35,685	36,301
Series IV (US$ 175,000,000)	03.12.98	03.12.08	13.000%	1,579	1,606
Series VI (US$ 135,909,000)	15.03.99	15.03.02	12.250%	1,985	2,019
Series XVI (US$ 125,000,000)	17.02.00	17.02.03	12.625%	29,882	30,844
Series XVII (EURO 100,000,000)	27.03.00	27.03.02	9.000%	2,723	2,962
Series XXII (EURO 100,000,000)	18.10.00	18.10.02	8.750%	688	779
Series XXIII (EURO 150,000,000)	06.02.01	06.02.04	10.750%	22,345	24,178

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 5, 2005
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

For the period ended March 31, 2005
In comparative format with the balance sheet, memorandum accounts and schedules as of December 31, 2004 and income statement, statement of changes in shareholders' equity and statement of sources ad applications of funds as of March 31, 2004

Series XXIV (US$ 107,000,000)	15.03.02	15.03.05	9.000%	18,752	19,076
Series XXV (EURO 165,700,000)	15.03.02	15.06.05	8.000%	21,958	23,767

	Date of issue	Maturity Date	Annual interest rate	Residual face value at 3.31.05	Residual face value at 12.31.04
				(Thousands of Pesos)	
Guaranteed bond (US$107,941 thousand)	15/09/03	03/08/10	Libor + 2.5%	164,740	168,213
Long term bond (US$449,880 thousand)	15/09/03	01/12/13	3.0 – 6.0%	1,178,324	1,294,138
Long term bond (EURO 278,367 thousand)	15/09/03	01/12/13	3.0 – 6.0	1,012,060	1,111,272
				2,492,788	2,717,257

The breakdown of the bank debt is as follows:

Description	Due date	Principal amount *Thousands of pesos*
Secured facility in US dollars	2010	143,054
Long-term facility in US dollars at floating rate	2013	17,599
Foreign loan – CSFB (Note 20)	2005	190,015
Foreign loan – Deutsche Bank (Note 20)	2006	58,466
Foreign loan – Deutsche Bank (Note 20)	2006	87,699

In the current period the Bank proceeded to the early redemption of negotiable obligations and settlement of bank debt, according to the following detail:

1) Medium-term Guaranteed Bond (US$) for a face value of US$ 211 thousand.
2) Long-term Bond (US$) for a face value of US$ 32,100 thousand.
3) Long-term Bond (Euro) for a face value of Euros 6,261 thousand.
4) Fixed-rate long-term Facilities (US$) for a face value of US$ 25,101 thousand.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 5, 2005
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

The results of these operations have been recorded under Financial Income.

20. BANCO HIPOTECARIO'S RETURN TO THE INTERNATIONAL CAPITAL MARKETS

The profound economic crisis Argentine endured at the end of 2001 and during 2002 obliged the Bank to postpone the servicing of the foreign debt and negotiate its restructuring, which concluded successfully in December 2003 (see Note 2).

Only two years after that crisis, the Bank obtained funds again through financing from leading foreign banks, according to the following detail:

- On September 2, 2004, a loan was obtained from Credit Suisse First Boston International ("CSFB") for US$ 65,000 thousand, falling due on August 25, 2005, on which interest is paid at 6-month LIBOR, plus 430 basis points.

- On September 30, 2004, a loan was obtained from Deutsche Bank London for US$ 20,000 thousand, falling due on March 31, 2006, on which interest is paid at 180-day LIBOR, plus a 4.4% margin.

- On January 28, 2005, a loan was obtained from Deutsche Bank New York for US$ 30,000 thousand, falling due on July 28, 2006, on which interest will be paid at 180-day LIBOR, plus 400 basis points.

21. DERIVATIVE FINANCIAL INSTRUMENTS

21.1. On January 29, 2004, the Bank entered into a total return swap transaction as a partial hedging for the Stock Appreciation Right clause ("StARS") included in the issuance of the Medium-term Secured Facility (Note 2). This transaction involves 7,110,000 Class D ordinary shares in Banco Hipotecario Sociedad Anónima. The amount agreed under this transaction was US$17,519 thousand.

21.2. During March 2004, the Bank executed a forward sale contract with DePfa Investment Bank Ltd. to repurchase bonds and Banco Hipotecario's loans, by financing 50% of the eligible instruments purchase price.

21.3. On March 5, 2004, the Bank and Deutsche Bank AG executed a currency swap contract (Cross Currency Swap) for Euros 150,000 thousand. The purpose of this transaction was to reduce the volatility of the Bank's results derived from variations in the Euro quotation, in view of the net liability position of that currency. This transaction is secured by BODEN 2012.

Notes to the Financial Statements

For the period ended March 31, 2005
In comparative format with the balance sheet, memorandum accounts and schedules as of December 31, 2004 and income statement, statement of changes in shareholders' equity and statement of sources ad applications of funds as of March 31, 2004

21.4. On October 29, 2004, the Bank entered into a currency swap contract (Cross Currency Swap) with Credit Suisse First Boston for € 100,000 thousand. The purpose of this transaction was to reduce the volatility of the Bank's results derived from variations in the Euro quotation, in view of the net liability position of that currency. This transaction is secured by BODEN 2012.

21.5. On January 25, 2005, the Bank entered into a currency swap contract (Cross Currency Swap) with Deutsche Bank AG. According to this transaction, the Bank receives interest at a rate of 2% on a principal of Ps. 438,870 thousand adjusted by applying the CER and pays interest at 180-day LIBOR plus 435 basis points on a principal of US$ 150,000 thousand. The purpose of this transaction was to reduce the volatility of the Bank's results derived from variations in the CER index, in view of the net liability position of CER-index adjustable instruments held by the Bank. This transaction is secured by BODEN 2012.

21.6. On February 1, 2005, the Bank entered into a currency swap contract (Cross Currency Swap) with Credit Suisse First Boston as a hedge for its liability exposure to CER index-adjustable peso denominated obligations. According to this transaction, the Bank receives interest at a rate of 2% on a principal of Ps.87,537 thousand adjusted by applying the CER and pays interest at 180-day LIBOR plus 420 basis points on a principal of US$30,000 thousand. The purpose of this transaction was to reduce the volatility of the Bank's results derived from variations in the CER index, in view of the net liability position of CER-index adjustable instruments held by the Bank. This transaction is secured by BODEN 2012.

22 - OTHER LIABILITIES FOR FINANCIAL TRANSACTIONS

The breakdown of the "Others" line included in the "Other liabilities for financial transactions" caption is as follows:

	3.31.05	12.31.04
	Thousands of Pesos	
Collections and other transactions on behalf of third parties	25,753	20,132
Retail Bank Network	26,623	28,130
Others	2,940	3,048
Total	55,316	51,310

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 5, 2005
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

For the period ended March 31, 2005
In comparative format with the balance sheet, memorandum accounts and schedules as of December 31, 2004 and income statement, statement of changes in shareholders' equity and statement of sources ad applications of funds as of March 31, 2004

23 - MISCELLANEOUS LIABILITIES

The breakdown of "Others" corresponding to the "Miscellaneous liabilities" caption is disclosed as follows:

	3.31.05	12.31.04
	Thousands of Pesos	
Sundry creditors	22,701	23,028
Other fees and expenses payable	2,768	2,692
Tax withholdings to be deposited	1,981	2,182
Taxes payable	1,266	5,476
Payroll withholdings and contributions	1,226	1,738
Salaries and social security charges payable	1,187	636
Others	5,375	5,743
Total	36,504	41,495

24 – PROVISIONS

	3.31.05	12.31.04
	Thousands of Pesos	
Provision for insurance risk	10,156	10,098
Provision for unforeseen risks	135,303	136,582
Provision for taxes	22,700	21,200
Provision for lawsuits	102,637	103,061
Others	4,834	4,840
Total	275,630	275,781

25 – FINANCIAL INCOME AND EXPENSES

The breakdown of the "Others" line included in the "Financial income" caption is as follows:

	3.31.05	3.31.04
	Thousands of Pesos	
Gold and foreign currency quotation difference	-	14,528
Restructured and buy back of bank debt (Note 19)	65,117	43,423
Result from compensating and Coverage Bonds and other government securities	16,077	6,749
Others	770	-
Total	81,964	64,700

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 5, 2005
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

For the period ended March 31, 2005
In comparative format with the balance sheet, memorandum accounts and schedules as of December 31, 2004 and income statement, statement of changes in shareholders' equity and statement of sources ad applications of funds as of March 31, 2004

The breakdown of the "Others" line included in the "Financial expenses" caption is as follows:

	3.31.05	3.31.04
	Thousands of Pesos	
Gold and foreign currency quotation difference	10,491	-
Turnover tax on financial income	3,482	372
Premiums on swap transactions	198	286
Contribution to the deposit guarantee fund	107	105
Total	14.278	763

26 - INCOME FROM SERVICES

The breakdown of the "Others" line included in the "Income from services" caption is as follows:

	3.31.05	3.31.04
	Thousands of Pesos	
Insurance premiums (Note 15)	11,208	10,535
Commissions and services on loans	3,952	4,469
Others	1,047	718
Total	16,207	15,722

27 - EXPENSES FOR SERVICES

The breakdown of the "Others" line included in the "Expenses for services" caption is as follows:

	3.31.05	3.31.04
	Thousands of Pesos	
Insurance claims (Note 15)	1,761	1,831
Turnover tax	315	55
Others	1,975	1,274
Total	4,051	3,160

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 5, 2005
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

For the period ended March 31, 2005
In comparative format with the balance sheet, memorandum accounts and schedules as of December 31, 2004 and income statement, statement of changes in shareholders' equity and statement of sources ad applications of funds as of March 31, 2004

28 - ADMINISTRATIVE EXPENSES

The breakdown of the "Other operating expenses" line included in the "Administrative expenses" caption is as follows:

	3.31.05	3.31.04
	Thousands of Pesos	
Depreciation of bank premises and equipment	1,408	1,702
Intangible asset amortization	596	-
Insurance	400	560
Rental	271	240
Telephony, electricity and mailing services	1,188	919
Software links	225	321
Maintenance and preservation of bank premises and equipment	943	1,005
Others	861	608
Total	5,892	5,355

29 - MISCELLANEOUS INCOME

The breakdown of the "Others" line included in the "Miscellaneous income" caption is as follows:

	3.31.05	3.31.04
	Thousands of Pesos	
Rental income	118	139
Gain on operations with premises and equipment and miscellaneous assets	562	3,643
Refund of value added tax	3,064	-
Others	521	1,781
Total	4,265	5,563

30 - MISCELLANEOUS LOSSES

The breakdown of the "Others" line included in the "Miscellaneous losses" caption is as follows:

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 5, 2005
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

For the period ended March 31, 2005
In comparative format with the balance sheet, memorandum accounts and schedules as of December 31, 2004 and income statement, statement of changes in shareholders' equity and statement of sources ad applications of funds as of March 31, 2004

	3.31.05	3.31.04
	Thousands of Pesos	
Depreciation of miscellaneous assets	98	146
Turnover tax	92	20
Other taxes	721	570
Loss on operations with premises and equipment and miscellaneous assets	554	5,880
Donations	126	24
System for repayment of loans with discounts	1,426	266
Tax on personal assets – General Resolution 1497/02	-	1,077
Reversal of compensating bonds – Law 25796	-	51,645
Others	878	2,074
Total	3,895	61,702

31 - DEPOSIT GUARANTEE INSURANCE SYSTEM

Law 24485, Decrees 540/95 and 1127/98 and Communication "A" 2337 and supplementary ones of the Argentine Central Bank provide that the institutions encompassed by the Financial Institutions Law should make a standard contribution equivalent to 0.03% of their monthly average daily balances of deposits in current accounts, savings accounts, time deposits, special accounts, fixed-term investments and frozen balances stemming from those deposits.

In addition to the standard contribution, the institutions are required to make a separate additional contribution, in proportion to the result obtained from the weighting of several factors.

Communication "A" 3064 of the Argentine Central Bank provides that, effective as of the date of payment of contributions corresponding to January 2000, the ordinary contribution is reduced to 0.015% provided that financial institutions enter into loan contracts with Seguro de Depósitos Sociedad Anónima ("SEDESA") allocated to the Deposits Guarantee Fund. Effective September 2000, Argentine Central Bank Communication "A" 3153 set aside the above-mentioned loans; notwithstanding this, the loan contracts arranged until that date will continue to be in force until the corresponding settlement thereof, under the terms and conditions agreed upon with SEDESA.

Through Communication "A" 4206 dated September 14, 2004, the BCRA changed the standard contribution to 0.02% of the monthly average of daily balances of the deposits mentioned in the first paragraph of this Note. That percentage was changed again to 0.015% through Communication "A" 4271 dated December 31, 2004.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 5, 2005
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

It is also established that the BCRA may require an advance payment of an amount equivalent to 24 minimum standard contributions within at least 30 calendar days to meet the Fund's needs for resources.

This System does not cover the transferable time deposits whose ownership has been acquired through endorsement, the placements attracted through systems which offer incentives in addition to the interest rate agreed upon, the deposits in which interest rates exceeding the reference rate established by the Argentine Central Bank are arranged, the deposits made by financial institutions with other brokers, including the time deposit certificates acquired through a secondary transaction, the deposits made by persons related to the Bank, either directly or indirectly, time deposits of securities, acceptances or guarantees and the frozen balances arising from deposits and other liabilities excluded from that System.

32 - SUBSIDIARY COMPANIES

The bank has equity investments in the following subsidiaries:

a. 99.99% of the BHN Sociedad de Inversión Sociedad Anónima's share capital, which amounts to Ps. 18,000 thousand. In addition, the Bank maintains irrevocable capital contributions of Ps.10,000 thousand. In turn, BHN Sociedad de Inversión Sociedad Anónima holds a 99.9976% equity interest in BHN Vida Sociedad Anónima and BHN Seguros Generales Sociedad Anónima, a 99% equity interest in BHN Seguros de Crédito Hipotecario Sociedad Anónima and a 100% equity interest in Mortgage Systems International, LLC.

b. 99.99% of BHN Inmobiliaria Sociedad Anónima's share capital, which amounts to Ps. 1,900 thousand. The corporate purpose of this company consists in real estate transactions.

c. 70% of the share capital of BACS Banco de Crédito y Securitización Sociedad Anónima, which amounts to Ps. 62,500 thousand. The principal line of business of this bank will consist in fostering the creation and development of a secondary market for mortgage loans in Argentina.

d. 100% of the share capital of VR-Tasaciones y Certificaciones Sociedad Anónima, which amounts to Ps. 200 thousand. This company's line of business is the appraisal and certification of all types of urban and rural real estate located in Argentina or abroad.

As of March 31, 2005 and December 31, 2004, the Bank's equity interest in the above-mentioned companies is reflected in accounts in the "Investments in other companies" caption.

The relevant total amounts arising from the March 31, 2005 financial statements of the main controlled investees are as follows:

Notes to the Financial Statements

For the period ended March 31, 2005
In comparative format with the balance sheet, memorandum accounts and schedules as of December 31, 2004 and income statement, statement of changes in shareholders' equity and statement of sources ad applications of funds as of March 31, 2004

	BACS Banco de Crédito y Securitización S.A. (2)	BHN Sociedad de Inversión S.A. (1) (3)	BHN Inmobiliaria S.A. (3)
	(In thousands of pesos)		
Assets	173,789	52,048	3,690
Liabilities	71,197	9,027	394
Minority interest	-	-	-
Shareholders' equity	102,592	43,021	3,296
Net loss	(2,652)	3,712	283

(1) Consolidated balances
(2) Financial statements as of March 31, 2005
(3) Financial statements as of December 31, 2004.

33 - RESTRICTION ON THE DISTRIBUTION OF PROFITS

No profits may be distributed when any financial year does not produce profits.

Argentine Central Bank Communication "A" 4152 dated June 2, 2004 left without effect the suspension of the distribution of profits established by Communication "A" 3574. However, those banks which proceed to such distribution must be previously authorized by the Financial and Exchange Institutions Superintendency.

Furthermore, Argentine Central Bank Communication "A" 3785 dated October 29, 2002 restricted the distribution of cash dividends, to the extent that the Bank has decided to value its holdings of bonds received under Sections 28 and 29 of Decree 905 at their technical value, except for the amount of profits in excess of the difference between the carrying value and the market value of those bonds, net of the pertinent appropriation to legal reserve and to the reserve established by the Bank's by-laws (see Note 3).

Under the contracts signed as a result of the restructuring of the Bank's financial debt (Note 2), there are restrictions on the distribution of profits until such time as at least 60% of the total initial principal amount of the long-term and guaranteed tranches of the new debt has been amortized.

34 - RUBRICATION OF BOOKS

At the date of these financial statements, the transactions conducted by the Bank had been recorded in the rubricated books, as called for by the regulations in force.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 5, 2005
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

For the period ended March 31, 2005
In comparative format with the balance sheet, memorandum accounts and schedules as of December 31, 2004 and income statement, statement of changes in shareholders' equity and statement of sources ad applications of funds as of March 31, 2004

35 – INTERCOMPANY TRANSACTIONS

The balances as of March 31, 2005 are as follows:

	Thousands of Pesos
Loans	
BACS Banco de Crédito y Securitización S.A.	8,204
Miscellaneous receivables – Sundry Debtors	
BHN Vida S.A.	1,684
BHN Seguros Generales S.A.	253
BHN Sociedad de Inversión S.A.	6
BHN Inmobiliaria S.A.	378
BACS Banco de Crédito y Securitización S.A.	560

	Thousands of Pesos
Deposits – Current accounts and time deposits	
BHN Sociedad de Inversión S.A.	306
BHN Inmobiliaria S.A.	1,974
BHN Vida S.A.	7,914
BHN Seguros Generales S.A.	7,041
BHN Seguros de Crédito Hipotecario S.A.	108
BACS Banco de Crédito y Securitización S.A.	72
VR – Tasaciones y Certificaciones S.A.	3
Miscellaneous liabilities	
BACS Banco de Crédito y Securitización S.A.	12
Balance to be Paid-In	
BHN Vida S.A.	(*)
BHN Seguros Generales S.A.	(*)
BHN Seguros de Crédito Hipotecario S.A.	(*)
Financial income	
BACS Banco de Crédito y Securitización S.A.	61
Financial Expenses	
BHN Sociedad de Inversión S.A.	14
BHN Vida S.A.	32
BHN Seguros Generales S.A.	22
BHN Seguros de Crédito Hipotecario S.A.	2
BACS Banco de Crédito y Securitización S.A.	1

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 5, 2005
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

For the period ended March 31, 2005
In comparative format with the balance sheet, memorandum accounts and schedules as of December 31, 2004 and income statement, statement of changes in shareholders' equity and statement of sources ad applications of funds as of March 31, 2004

	Thousands of Pesos
Income from services	
BACS Banco de Crédito y Securitización S.A.	55
Expenses for Services	
BACS Banco de Crédito y Securitización S.A.	10

(*) BALANCES TO BE PAID-IN, IN PESOS

BHN Vida S.A.	90
BHN Seguros Generales S.A.	90
BHN Seguros de Crédito Hipotecario S.A.	90

36 - INCOME TAX

In accordance with Law No. 24855 and its regulatory Decree No. 924/97, income obtained by the Bank as a result of loan operations formalized, agreed, undertaken or recognized through the date of registration of its by-laws are exempt from income tax; however, income provided by loan operations after that date are subject to this tax.

As a general rule, the income tax law admits the deduction of expenses incurred to obtain or maintain the source of taxable income. For purposes of deducting from the taxable income those expenses incurred to obtain jointly taxable and non-taxable income, expenses should be segregated accordingly.

Furthermore, the fiscal rule grants preeminence to the direct allocation method rather than the apportionment method to determine the deductible expenses. Thus, the apportionment method should only be used when it is not possible to make a direct allocation of expenses to the taxable income.

Until the fiscal year ended December 31, 1998 the Bank determined its income tax based on the expense apportionment method, treating as deductible the portion of expenses arising from applying to the total expenses incurred the ratio of taxable income to total income.

As from fiscal year ended December 31, 1999 income tax was calculated considering the direct relationship between expenses and the obtainment of taxable and non-taxable income, and the apportionment method was only used for those expenses which could not be directly allocated to each of the income producing sources.

The Bank has filed its income tax returns for the 1999, 2000 and 2001 and 2002 fiscal years adopting the above mentioned methodology. (See Notes 37 and 38).

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 5, 2005
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

37 - MINIMUM NOTIONAL INCOME TAX

Minimum notional income tax was created by Law No. 25063 to be in effect for 10 years as from fiscal 1998 as a tax complementary of income tax. Minimum notional income tax consists in a minimum taxation, which assesses certain productive assets at the tax rate of 1%. The ultimate tax obligation will be the higher of minimum notional income tax or income tax. For financial entities, the taxable basis will be 20% of their computable assets. If in a fiscal year, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of any income tax excess over minimum notional income tax through the next ten years.

In view of the tax loss carry-forward determined by the Bank for last three fiscal years, the pertinent minimum notional income tax obligation was calculated.

As called for by Communication "A" 4295, following a prudent criterion and in view of the economic situation described in Note 1, the Bank capitalized only the Ps. 21,000 thousand tax credit for the fiscal years 2003 and 2004 on the basis of projections of accounting and taxable results included in the Business Plan submitted to the BCRA and estimates of the main macroeconomic variables and fluctuations in the financial system for the next 10 fiscal years. This tax credit will be used in fiscal years 2013 and 2014.

The tax credit balances held by the Bank at the closing date of these financial statements for interim periods are the following:

Year	Tax credit balance
1999	**4,400,625.61**
2000	**6,034,258.16**
2001	**5,084,433.50**
2002	**9,120,045.09**
2003	**10,409,045.09**
2004*	**11,440,897.44**

* Estimated.

38 - CONTINGENT ASSETS

As described in Note 10.17 and as a result of the use of the direct allocation method for deducting interest for income tax computation purposes, for the fiscal year ended December 31, 2003, the Bank is reporting a loss carry-forward of approximately Ps. 2,086,490 thousand. As of March 31, 2005 this amount is disclosed in memorandum accounts.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated May 5, 2005
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

As mentioned in Note 3.2., the Bank has recorded under memorandum accounts a positive contingency in the amount of Ps. 81,645 for purposes of the compensation for asymmetric indexation laid down by Law 25796.

39 - ACQUISITION BY THE BANK OF ITS OWN SHARES

At August 22, 2000, the Board of Directors resolved to authorize the acquisition of shares representing the Bank's own capital stock, within the terms of article 220, clause 2 of Law 19550. This authorization is due to the Bank's need to protect the price of the share in view of the volatility affecting the market, the low liquidity of which could expose the share to undesirable price fluctuations. On May 31, 2001, the Ordinary General Assembly approved this measure.

On the basis of the authorization mentioned in the preceding paragraph, in December 2000, the Bank acquired its own shares. At December 2003, the Bank's holding of its own shares has been recorded in the "Government and corporate securities" caption.

On January 20, 2004, the Bank sold 994,015 of its own class D shares, after the expiration of the time frame for shareholders to exercise their preemptive and accretion rights, according to the following detail:

1. 579,860 class D shares were awarded to the shareholders who exercised the preemptive right, for which the Bank collected a total amount of Ps. 4,018 thousand;

2. 414,155 class D shares were awarded to the shareholders who exercised the accretion right, for which the Bank collected a total amount of Ps. 2,870 thousand.

40 - OVER-THE-COUNTER BROKER

The Bank's minimum shareholders' equity required by the Argentine Central Bank rules is in excess of that required by the National Securities Commission in Resolution No. 290, as amended, in order to act as an Over-the-Counter Broker and has been duly paid up at period end.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 5, 2005
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

For the period ended March 31, 2005
In comparative format with the balance sheet, memorandum accounts and schedules as of December 31, 2004 and income statement, statement of changes in shareholders' equity and statement of sources ad applications of funds as of March 31, 2004

41 – PRIOR YEAR ADJUSTMENT

a. Valuation of assets to be delivered as security for Coverage Bonds.

On January 30, 2004, BCRA Communication "A" 4084 established a change of criterion for the valuation of assets delivered to the public sector. The effect of this change was recorded as a counterpart under the Prior year adjustments caption, as established by BCRA Communication "A" 4095.

The most significant changes include the treatment applicable to assets delivered as collateral for advances granted by the BCRA for the subscription of the bonds envisaged in Sections 10, 11 and 12 of Decree No. 905/02. At the Bank's option, these assets may be excluded from the treatment foreseen in Communiqué "A" 3911. In this case, those assets are to be recorded at the value admitted for purposes of the providing of collateral, under the terms of Section 15 of the above-mentioned Decree and BCRA Communications "A" 3717 and "A" 3756.

The norm also establishes that effective January 2004 past due and unpaid public sector instruments are to be recorded at the lower of carrying value at December 31, 2003 or the value resulting from applying to their face value, net of retirements or of their conversion into tax options, as the case may be, the lowest percentage resulting from applying the net present value method to Promissory Notes and Bonds issued by the Trust Fund for Provincial Development.

It has also been established that interest accrued since December 2001 on the public debt instruments eligible for the sovereign debt restructuring agreement is to be offset against an adjustment account.

The Bank has opted to value the assets used as collateral at the value admitted for purposes of the providing of that collateral. As a result of the carrying value adjustment, an increase of $56,013 thousand was recorded as a counterpart in Prior year adjustments.

b. Capitalization of rights derived from the asymmetric indexation.

At December 31, 2003, in accordance with regulations known at that date, the Bank had capitalized the difference arising from the application of the CVS instead of CER to certain loans for $ 81,645 thousand. As of December 31, 2004, those loans had been repaid in the amount of $51,645 thousand charging them to prior years results, according to the criterion established by BCRA Communication "A" 4202, and the difference was covered with provisions previously set up (Note 3.2.).

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 5, 2005
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

c. Directors' fees.

The fees for Ps. 5,176 thousand payable to the Executive Committee Directors for profit sharing and stock appreciation rights which are to be charged to fiscal 2003, as resolved by the Meeting of Shareholders held on May 31, 2004, have been allocated as prior year adjustments.

d. Capitalization of the minimum notional income tax credit.

As established by BCRA Communication "A" 4295, the Bank capitalized the credit derived from the payment of the minimum notional income tax for the fiscal year 2003 and the amount estimated for the fiscal year 2004, allocating such recovery for Ps. 21,850 thousand to Prior year adjustment.

e. Observations of the BCRA on the calculation of the compensation for asymmetric pesification pursuant to Sections 28 and 29 of Decree 905/02.

As mentioned in Note 3.1., on April 6, 2005 the Bank's Board of Directors decided to accept the observations made by the BCRA regarding the calculation of the compensation for the asymmetric pesification of assets and liabilities. The Ps. 17,201 thousand amount not covered by an allowance in the previous year has been allocated to Prior year adjustments.

42 - PUBLICATION OF FINANCIAL STATEMENTS

In line with the guidelines of Communication "A" 760, the prior involvement of the Argentine Central Bank is not required in order to publish these financial statements.

43 - TRUST ACTIVITIES

The Bank acts as trustee under trusts as collateral for certain construction projects, within the framework of its Securitization Operations – Line of Credit for Financing Construction Projects with Transfer of Trust Ownership.

For this transaction a trust is organized as collateral consisting of the assets included in the corresponding contracts, the trust ownership of which is transferred to the Bank as the Trustee. The Bank exercises the powers granted to it under the Trust Agreement to protect the Creditor's interests covered by the collateral. In relation to some of those projects, the Bank has made payments and collections on behalf of the originator and for its account.

As of March 31, 2005 and December 31, 2004, the receivables included in this transaction, which remain under assets, amounted to Ps. 102 thousand and Ps. 101 thousand.

Notes to the Financial Statements

For the period ended March 31, 2005
In comparative format with the balance sheet, memorandum accounts and schedules as of December 31, 2004 and income statement, statement of changes in shareholders' equity and statement of sources ad applications of funds as of March 31, 2004

44 - CONVERSION OF PROVINCIAL PUBLIC DEBT INTO SECURED BONDS

Decree 1579/02 issued by the Executive Branch established that the Trust Fund for Provincial Development should assume the provincial debts instrumented in the form of Government Securities, Treasury Bills or Loans. Furthermore, through Banco de la Nación Argentina, in its capacity as trustee, this Fund was to issue Secured Bonds to offer them as payment for debts of Argentine provinces with banks and financial entities.

The Bank, in its capacity as creditor of various provincial states, presented the documentation corresponding to the offer to accept the conversion of those amounts due into Secured Bonds.

On March 19, 2003, the Bank was notified of Resolutions Nos. 742/02 and 765/02 of the Ministry of Economy accepting the Offer for Conversion of Provincial Public Debt into Secured Bonds corresponding to the debts with: i) Province of Formosa, for an original principal amount of US$ 11,627 thousand, the amount to be exchanged being Ps. 16,884 thousand; and ii) Province of Buenos Aires, for an original principal amount of US$ 74,969 thousand, the amount to be exchanged being 103,347 thousand. Those bonds were deposited in the name of the Bank on July 3, 2003.

On February 26 and March 4, 2004, the Bank was notified of Ministry of Economy and Production Resolution No. 633/03 accepting the Offer to convert Provincial Public Debt into Secured Bonds, corresponding to receivables from: i) Province of Neuquén (Senillosa and Cutral Co Municipalities) for an original principal amount of US$ 2,645 thousand, the amount to be exchanged being Ps. 4,551 thousand; and from ii) Province of Corrientes (Goya and Itati Municipalities) for an original principal amount of US$ 350 thousand, the amount to be exchanged being Ps. 123 thousand. The related bonds were deposited on behalf of the Bank on September 29, 2004.

On October 28, 2004 the bonds corresponding to the debt of the Municipality of Paraná were deposited in favor of the Bank, which was approved by Ministry of Economy and Production Resolution No. 633/03. The original principal amount was US$ 6,297 thousand and the amount to be exchanged, Ps. 4,173 thousand.

At the date of issue of these financial statements, approval by the Ministry of Economy of the remaining offers presented is pending.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 5, 2005
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

For the period ended March 31, 2005

In comparative format with the balance sheet, memorandum accounts and schedules as of December 31, 2004 and income statement, statement of changes in shareholders' equity and statement of sources ad applications of funds as of March 31, 2004

45 - OUT-OF-COURT REORGANIZATION PLAN

On June 9, 2004, the Bank requested approval of an out-of-court reorganization plan from the Federal Court of Original Jurisdiction on Commercial Matters No. 14, Clerk's Office No. 28. On October 29, 2004 that court rejected the plan submitted, because it considered that financial institutions may not resort to this type of proceeding. The Bank has lodged an appeal against the lower court decision, which has been admitted and is currently being heard by the competent appellate court.

46 – ACQUISITION OF A FINANCIAL INSTITUTION

In order to strengthen the new business model oriented towards a universal banking based on the traditional mortgage loan business franchising, the Bank started negotiations for the acquisition of 100% of the shares in Banca Nazionale del Lavoro (BNL). This was communicated to the National Securities Commission (CNV) by means of letters dated February 15 and March 10, 2005.

47 - SUBSEQUENT EVENTS

47.1. CEDULAS HIPOTECARIAS ARGENTINAS

Under the Global Trust Securities Program "CEDULAS HIPOTECARIAS ARGENTINAS", the Cédulas Hipotecarias Argentinas Financial Trust Series III 2005-1 was created. The offer was closed on April 5, 2005, Senior Trust Debt Securities CHA Series III 2005-1 having been placed for a face value of Ps. 50,000,000 at a 100.00% price. The Class B Trust Debt Securities CHA Series III 2005-1 and Certificates of Participation CHA Series III 2005-1 were not placed and the trustor resolved to receive those securities at par, for a face value of Ps. 6,250,000 and 6,270,008, respectively, as payment on account of a portion of the Mortgage Bills portfolio transferred to the Trust.

The Trust Securities were issued on April 7, 2005.

47.2. REPURCHASE OF BODEN 2012

In order to offset the CER index-adjustable foreign currency assets and liabilities, on April 28, the Bank carried out a repo transaction with DEPFA Investment Bank Ltd. for a face value of US$65,600 thousand in BODEN 2012, at an 83.25% market price (US$54,612 thousand). This transaction accrues interest at LIBOR plus 1.4% and will expire on August 3, 2007.

47.3. REPAYMENT OF THE ASSISTANCE LOANS GRANTED BY THE BCRA

Notes to the Financial Statements

For the period ended March 31, 2005
In comparative format with the balance sheet, memorandum accounts and schedules as of December 31, 2004 and income statement, statement of changes in shareholders' equity and statement of sources ad applications of funds as of March 31, 2004

On May 3, 2005, the Bank repaid in advance all the assistance loans granted by the BCRA (see Note 5), as envisaged in Decrees Nos. 739/03 and 1262/03. The total amount paid was Ps. 233,487 thousand, including principal, CER and interest.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated May 5, 2005
PRICE WATERHOUSE & Co.
C.P.C.E.C.A.B.A. T° 1 F° 1 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the report issued for Argentine purposes in accordance with local generally accepted accounting principles)

Limited Review Report

To the Directors and Shareholders of
Banco Hipotecario S.A.
Reconquista 151
Autonomous City of Buenos Aires

1. We have performed a limited review of the balance sheet of Banco Hipotecario Sociedad Anónima (the "Bank") as of March 31, 2005, and the related statements of income and source and application of funds for the periods of three months ended March 31, 2005 and 2004, the statement of changes in shareholders' equity for the period of three months ended March 31, 2005, as well as supplementary Notes 1 to 47 and Schedules A, B, C, D, E, F, G, H, I, J, K, L and N. We have also performed a limited review of the consolidated balance sheet as of March 31, 2005, and the related consolidated statements of income and source and application of funds and those of its subsidiaries for the periods of three months ended March 31, 2005 and 2004, as well as consolidated Schedule B and Notes 1 to 5 to consolidated financial statements, which are presented as supplementary information. The preparation and issuance of these financial statements are the responsibility of the Bank.

2. Our reviews were limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods and those established by the Argentine Central Bank (BCRA) through Circular CONAU-1 "Minimum standards for external audits" for limited reviews of quarterly financial statements, which consist mainly of the application of analytical procedures to the financial statement figures and of making inquiries of Bank staff responsible for preparing the information contained in the financial statements and its subsequent analysis. This limited review is substantially less in scope than an audit examination, the objective of which is to express an opinion on the financial statements being examined. Accordingly, we do not express an opinion on the Bank's financial position, the results of its operations, changes in its shareholders' equity and sources and application of funds, or on its consolidated financial statements.

3. As described in Note 1, in view of the Argentine economic crisis, the period under analysis and prior years have been affected by a number of measures adopted by the National Government. Accordingly, the Bank's financial statements should be read in the light of the circumstances described in that Note.

4. As mentioned in Notes 1, 3, 5 and 6 to the financial statements, considering that there are certain issues relating to the sovereign debt restructuring process that are still pending resolution, uncertainty persists in relation to compliance by the Public Sector with its

obligations with the Bank derived from government securities and loans and, consequently, in relation to the recoverable value of those assets.

5. As mentioned in Note 10 "Basis for presentation of the financial statements", the Bank has prepared these financial statements applying the valuation and disclosure criteria established by the regulations of the Argentine Central Bank in its capacity as Financial Institutions Control Authority, through the issue of Circular CONAU-1, complementary regulations and amendments. However, as mentioned in Note 11, those criteria for valuing certain assets and liabilities and the financial statement disclosure and presentation criteria established by the Control Authority are not in accordance in certain aspects with professional accounting standards in effect in the Autonomous City of Buenos Aires, the effects of which have not been disclosed in these financial statements.

6. Based on the work done and on our examinations of the Bank's financial statements and its consolidated financial statements for the fiscal years ended December 31, 2004 and 2003, on which we issued our report on February 9, 2005 with a qualification regarding the circumstances indicated in point 4. and an exception in view of certain departures from professional accounting standards described in point 5, both of them of this report, we state that:

   a) the March 31, 2005 and 2004 financial statements of Banco Hipotecario S.A. and its consolidated financial statements at those dates, detailed in point 1., prepared in accordance with BCRA rules, and as mentioned in point 5., with accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us, and that we have no observations to make in relation to them other than that indicated in point 4.

   b) The comparative information included in the parent-only and consolidated balance sheets and in supplementary Notes and Schedules to the attached financial statements arises from the Bank's December 31, 2004 financial statements.

7. As called for by the regulations in force, we report that:

   a) The Bank's financial statements and consolidated financial statements have been transcribed to the "Inventory and Balance Sheet" book and, insofar as concerns our field of competence, are in compliance with the provisions of Law 19550 and regulations issued by the BCRA and the CNV.

   b) The Bank's financial statements stem from accounting record systems kept in all formal respects as called for by prevailing legal rules and BCRA rules, which maintain the same security and integrity conditions as those authorized by the CNV.

   c) As of March 31, 2005, the liabilities accrued in respect of employee withholdings and employer contributions towards the National Social Security System, according to the accounting records and supporting schedules, amounted to $ 803,167.89, which were not yet due at that date.

Buenos Aires, May 5, 2005

PRICE WATERHOUSE & CO. S.R.L.

(Partner)

Professional Registration of the Firm
CPCECABA T° 1 F° 17
Gabriel Martini
Public Accountant (UBA)
CPCECABA T° 201 F° 24

Report of the Syndics Committee

To the Shareholders and Directors of
BANCO HIPOTECARIO SOCIEDAD ANÓNIMA
Reconquista 151
Autonomous City of Buenos Aires

1. In our capacity as Syndics of BANCO HIPOTECARIO SOCIEDAD ANÓNIMA, we have performed a limited review of the Balance Sheet as of March 31, 2005, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Sources and Application of Funds for the period of three months then ended, as well as complementary Notes 1 to 47, and Schedules A, B, C, D, E, F, G, H, I, J, K, L and N, which have been submitted by the Bank to our consideration. Furthermore, we have performed a limited review of the consolidated financial statements of BANCO HIPOTECARIO SOCIEDAD ANÓNIMA and its subsidiaries for the period of three months ended March 31, 2005, as well as consolidated Schedule B and Notes 1 to 5, which are presented as complementary information. Preparation and issuance of those financial statements are the responsibility of the Bank.

2. Our work was performed in accordance with standards applicable to syndics. These standards require syndics to review the documents detailed in section I. in accordance with auditing standards in force in Argentina for limited reviews of financial statements for interim periods, and include verifying the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and evaluate the conformity of those decisions with the law and the by-laws insofar as concerns formal and documentary aspects.

   For purposes of our professional work involving the documents detailed in section I., we reviewed the work performed by the External Auditor Price Waterhouse & Co. SRL in accordance with prevailing auditing standards applicable for limited reviews of financial statements for interim periods, in conformity with professional accounting standards and the "Minimum Standards on External Audits" issued by the Argentine Central Bank. That review included verifying the planning of the work, as well as the nature, scope and timing of the procedures applied and the results of the limited review performed by that Accounting Firm. A limited review consists mainly in applying analytical procedures to the accounting information and making inquiries of the staff responsible for accounting and financial issues. This review is substantially less in scope than an audit of financial statements, the objective of which is to issue an opinion on the financial statements taken as a whole. Therefore, we did not apply all necessary procedures to be able to issue an opinion on the financial statements mentioned in Section 1. The external auditors issued their report on May 5, 2005, with the contents of which we concur. It is not the responsibility of the Syndics Committee to perform any control over the management, so our review did not cover the business decisions and criteria regarding the different areas of the Bank, as such matters are the exclusive responsibility of the Board of Directors.

3. The March 31, 2004 balances that are disclosed in the financial statements have been presented for comparative purposes and examined by another Syndics Committee that issued its limited review report on them on May 6, 2004 with an abstention of statement in view of the uncertain conditions prevailing at that date.

4. As mentioned in Notes 1, 3, 5 and 6 to the financial statements, certain issues relating to the sovereign debt restructuring process are still pending resolution, so uncertainty persists in relation to compliance by the Public Sector with its obligations with the Bank derived from government securities and loans and, consequently, in relation to the recoverable value of those assets.

5. As mentioned in Note 10 "Basis for presentation of the financial statements", the Bank has prepared these financial statements applying the valuation and disclosure criteria established by the regulations of the Argentine Central Bank in its capacity as Financial Institutions Control Authority, through the issue of Circular CONAU-1, complementary regulations and amendments. However, as mentioned in Note 11, those criteria for valuing certain assets and liabilities and the financial statement disclosure and presentation criteria established by the Control Authority are not in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires and CNV regulations, the effects of which have not been disclosed in these financial statements.

6. Based on our review, with the scope mentioned above, and on the examination of the financial statements of the Bank and its consolidated financial statements for the fiscal year ended December 31, 2004, on which a report was issued on February 9, 2005 with qualifications regarding the situations mentioned in sections 4. and 5. of this report, we state that:

   c) the financial statements of Banco Hipotecario S.A. as of March 31, 2005 and its consolidated financial statements at those dates, detailed in section 1., prepared in accordance with Argentine Central Bank rules and, as mentioned in section 5., with accounting standards in force in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and that, in relation to them, we have no observations to make other than that mentioned in section 4.

   d) the comparative information included in the parent-only and consolidated balance sheets and in complementary Notes and Schedules to the attached financial statements arises from the December 31, 2004 financial statements of the Bank.

Furthermore, any of the members of the Syndics Committee is authorized to sign this report on its behalf.

Autonomous City of Buenos Aires, May 5, 2005

Dr. RICARDO FLAMMINI
For the Syndics Committee

INDEX

VOLUME I

ANNEX A

EXHIBIT

Materials provided

3. <u>Calls for extraordinary shareholders meetings</u>

3.1 No extraordinary shareholders' meetings were called during 2004 and 2005.

4. <u>Summaries of the minute of the Bank's ordinary shareholders meeting</u>

5. <u>Summaries of the minute of the Bank's extraordinary shareholders meeting</u>

5.1 Not applicable. Please refer to 3 above.

6. <u>Notices of payment of dividends</u>

6.1 As a general rule, the Bank may not pay dividends in any fiscal year in which it does not generate net income, or if accumulated losses from prior years exists. In 2001, 2003 and 2004, despite fact that the Bank generated net income, it was

not able to pay dividends because it continued to have an accumulated deficit from prior year results. Consequently, no dividend payments have been made since May 2000 that corresponded to the fiscal year ended on December 31, 1999.

Furthermore, Argentine Central Bank Communication "A" 3785 dated October 29, 2002 restricted the distribution of cash dividends, to the extent that the Bank has decided to value its holdings of Boden received under Sections 28 and 29 of Decree 905 at their technical value, except for the amount of profits in excess of the difference between the carrying value and the market value of those Boden, net of the applicable appropriation to legal reserve and to the reserve established by the Bank's by-laws (for more information on this matter please refer to Note 3 to our Financial Statements for the years ended December 31, 2004 and 2003).

Finally, under the contracts signed as a result of the restructuring of the Bank's financial debt (for more information on this matter please refer to Note 1 to our Financial Statements for the years ended December 31, 2004 and 2003), there are restrictions on the distribution of profits until such time as at least 60% of the total initial principal amount of the long-term and guaranteed tranches of the new debt has been amortized.

ANNEX B

Information pursuant to paragraph (b)(1)(ii) of the Rule 12g3-2(b)

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL CONSOLIDADO

Correspondiente al período económico finalizado el 30/06/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

2005 NOV 21 P 12:54

ACTIVO	2005	2004
A Disponibilidades	314.059	341.762
Efectivo	55.850	62.351
Bancos y corresponsales	126.140	145.456
Otras	132.069	133.955
B Títulos Públicos y Privados (Nota 2.4.)	735.797	867.169
Tenencias en cuentas de inversión	55.705	298.751
Tenencias para operaciones de compra-venta o intermediación	239.575	118.006
Títulos públicos sin cotización	237.275	234.704
Inversión en títulos privados con cotización	47.792	61.422
Instrumentos emitidos por el BCRA	155.450	154.286
C Préstamos (Anexo B y Nota 2.5.)	2.564.651	2.568.267
Al Sector Público no financiero	860.415	843.774
Al Sector Financiero	9.547	79.646
Al Sector Privado no financiero y residentes en el exterior	1.953.061	1.932.603
Adelantos	149.013	145.690
Documentos	273	-
Hipotecarios	1.566.351	1.643.093
Prendarios	2.900	2.235
Cobros no aplicados	(11.498)	(11.967)
Personales	71.250	23.619
Tarjetas de crédito	17.521	3.655
Otros	133.046	101.531
Intereses documentados	(3)	-
Intereses y diferencias de cotización devengados a cobrar	24.208	24.747
Previsiones	(258.372)	(287.527)
Diferencia por adquisición de cartera	-	(229)
D Otros créditos por intermediación financiera (Anexo B y Nota 2.6.)	4.457.853	4.589.984
Banco Central de la República Argentina	2.037	2.132
Montos a cobrar por ventas contado a liquidar y a término	2.367	12.528
Especies a recibir por compras contado a liquidar y a término	1.108.195	1.140.680
Saldos ptes. de liquidac. de operaciones a term. s/ entrega del suby.	22.024	-
Primas por opciones tomadas	286	-
Otros no comprendidos en las normas de clasificación de deudores	3.098.253	3.129.801
Otros comprendidos en las normas de clasificación de deudores	263.995	337.752
Intereses dev. a cobrar comp. en las normas de clasif. de deudores	13.659	14.396
Previsiones	(52.963)	(47.305)

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 10 de Agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL CONSOLIDADO

Correspondiente al período económico finalizado el 30/06/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

	2005	2004
F Participaciones en otras sociedades (Nota 2.7.)	6.194	8.304
Otras	6.194	8.304
G Créditos diversos (Anexo B y Nota 2.8.)	716.136	632.810
Impuesto a la ganancia mínima presunta - Créd. Fiscal.	25.107	-
Otros	711.385	658.969
Intereses devengados a cobrar	1.698	1.698
Previsiones	(22.054)	(27.857)
H Bienes de uso (Nota 2.9.)	89.907	92.037
I Bienes diversos (Nota 2.9.)	23.575	23.797
J Bienes intangibles (Nota 2.11.)	7.560	8.139
Gastos de organización y desarrollo	7.560	8.139
K Partidas pendientes de imputación	1.152	2.606
TOTAL DE ACTIVO	8.916.884	9.134.875

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de Agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL CONSOLIDADO

Correspondiente al período económico finalizado el 30/06/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

		2005	2004
	PASIVO		
M	Depósitos (Nota 2.12.)	423.386	230.374
	Sector Público no Financiero	33.485	20.006
	Sector Financiero	4.107	4.334
	Sector Privado no Financiero y Residentes en el exterior	385.794	206.034
	Cuentas Corrientes	2.333	11.510
	Caja de Ahorros	115.902	73.875
	Plazo Fijo	227.242	80.260
	Cuentas de Inversión	34.450	34.550
	Otros	2.821	4.945
	Intereses y diferencias de cotización devengados a pagar	3.046	894
	Otras obligaciones por intermediación financiera (Nota 2.13.)	6.107.433	6.569.998
	Banco Central de la República Argentina - Otros -	2.042.362	2.227.347
	Otros	2.042.362	2.227.347
	Bancos y Organismos internacionales	491.309	509.665
	Obligaciones negociables no subordinadas	2.345.817	2.717.257
	Montos a pagar por compras contado a liquidar y a término	1.052.210	976.854
	Especies a entregar por ventas contado a liquidar y a término	2.398	13.543
	Primas por opciones lanzadas	2.251	3.452
	Financiaciones recibidas de entidades financieras locales	51.532	42
	Otras	53.015	60.410
	Intereses y diferencias de cotización devengados a pagar	66.539	61.428
O	Obligaciones Diversas	60.256	62.299
	Honorarios	6.773	5.845
	Otras	53.483	56.454
	Previsiones	250.433	275.781
R	Partidas pendientes de imputación	813	5.688
	TOTAL DE PASIVO	6.842.321	7.144.140
T	Participación de terceros	30.236	31.575
	PATRIMONIO NETO (Nota 2.19.)	2.044.327	1.959.160
	TOTAL DE PASIVO MAS PATRIMONIO NETO	8.916.884	9.134.875

Las notas son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de Agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE RESULTADOS CONSOLIDADO

Correspondiente al período económico finalizado el 30/06/2005
Comparativo con igual período del ejercicio anterior
En miles de pesos

	2005	2004
A Ingresos Financieros	**368.767**	**406.692**
Intereses por disponibilidades	684	350
Intereses por préstamos al sector financiero	628	84
Intereses por adelantos	3.259	1.564
Intereses por documentos	1	7
Intereses por préstamos hipotecarios	71.204	83.156
Intereses por préstamos prendarios	158	2
Intereses por préstamos de tarjetas de crédito	608	-
Intereses por otros préstamos	10.953	6.481
Intereses por otros créditos por intermediación financiera	17.209	18.655
Resultado neto de títulos públicos y privados	62.102	63.653
Resultado neto por opciones	1.643	-
Resultado préstamos garantizados - Decreto 1387/01.	17.796	28.486
Ajuste por cláusula CER	89.966	34.024
Ajuste por cláusula CVS	1.676	59.237
Otros	90.880	110.993
B Egresos Financieros	**252.253**	**151.131**
Intereses por depósitos en cuentas corrientes	229	42
Intereses por depósitos en cajas de ahorros	1.291	570
Intereses por depósitos en plazo fijo	3.395	314
Intereses por financiaciones del sector financiero	79	4.464
Intereses por otras obligaciones por intermediación financiera	83.183	52.325
Otros intereses	22.578	23.992
Resultado neto por opciones	-	7.261
Ajuste por clúausula CER	118.816	54.463
Otros	22.682	7.700
MARGEN BRUTO DE INTERMEDIACION	**116.514**	**255.561**
C Cargo por incobrabilidad	**10.078**	**10.881**
D Ingresos por servicios	**36.654**	**33.258**
Vinculados con operaciones activas	1.189	25
Vinculados con operaciones pasivas	1.689	1.533
Otras comisiones	-	1
Otros	33.776	31.699
E Egresos por servicios	**14.015**	**12.803**
Comisiones	4.175	5.677
Otros	9.840	7.126

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de Agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE RESULTADOS CONSOLIDADO

correspondiente al período económico finalizado el 30/06/2005
Comparativo con igual período del ejercicio anterior
En miles de pesos

	2005	2004
G Gastos de Administración	60.807	47.813
Gastos en personal	31.778	25.821
Honorarios a directores y síndicos	1.654	1.042
Otros honorarios	4.438	2.041
Propaganda y publicidad	3.991	1.538
Impuestos	4.682	4.820
Otros gastos operativos	12.200	10.758
Otros	2.064	1.793
RESULTADO NETO POR INTERMEDIACION FINANCIERA	68.268	217.322
I Participación de terceros	1.126	(5.570)
J Utilidades diversas	51.976	47.393
Resultado por participaciones permanentes	96	248
Intereses punitorios	4.494	4.371
Créditos recuperados y previsiones desafectadas	38.715	32.799
Otros	8.671	9.975
K Pérdidas diversas	40.851	95.639
Intereses punitorios y cargos a favor del BCRA	16	24
Cargos por incob. de cred. diversos y por otras prev.	31.399	21.923
Otros	9.436	73.692
RESULTADO NETO ANTES DEL IMPUESTO A LAS GANANCIAS	80.519	163.506
J Impuesto a las ganancias (Nota 2.16.)	-	1.863
RESULTADO NETO DEL EJERCICIO - GANANCIA	80.519	161.643

Las notas son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de Agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ESTADO DE ORIGEN Y APLICACION DE FONDOS CONSOLIDADO

Correspondiente al período económico finalizado el 30/06/2005
Comparativo con igual período del ejercicio anterior

En miles de pesos

	2005	2004
Variación de fondos		
Disponibilidades al inicio del ejercicio	341.762	414.275
Aumento (disminución) de los fondos	(27.703)	(34.234)
Disponibilidades al cierre del período	314.059	380.041
Causas de variación de los fondos		
Más:		
Ingresos financieros cobrados	256.952	423.980
Ingresos por servicios cobrados	36.654	33.362
Menos:		
Egresos financieros pagados	117.962	306.546
Egresos por servicios pagados	14.015	12.803
Gastos de administración pagados	56.595	44.576
Fondos originados (o aplicados) en las operaciones ordinarias	105.034	93.417
Otras causas de origen de fondos	448.834	393.371
Aumento neto de depósitos	193.012	61.973
Aumento neto de otros pasivos	472	-
Disminución neta de títulos públicos y privados	131.372	36.623
Disminución neta de préstamos	8.029	63.253
Disminución neta de otros activos	-	231.522
Disminución neta de Otros Créditos por Interm.financiera	106.129	-
Otros orígenes de fondos	9.820	-
Total de orígenes de fondos	553.868	486.788
Otras causas de aplicación de fondos	581.571	521.022
Aumento de otros créditos por intermediación financiera	-	262.614
Aumento neto de otros activos	55.996	-
Disminución neta de Otras obligaciones por intermediacion financiera	525.575	171.291
Disminución neta de otros pasivos	-	79.408
Otras aplicaciones de fondos	-	7.709
Total de aplicaciones de fondos	581.571	521.022
Disminución de los fondos	(27.703)	(34.234)

Las notas son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 10 de Agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

CUENTAS DE ORDEN CONSOLIDADO

Correspondiente al período económico finalizado el 30/06/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

	2005	2004
DEUDORAS	13.354.675	12.553.525
Contingentes	8.589.212	8.454.019
Créditos obtenidos (saldos no utilizados)	80.683	-
Garantías recibidas	1.569.040	1.688.851
Otras no comp. en las normas de clasif. de deudores	4.249.416	4.078.841
Cuentas contingentes deudoras por contra	2.690.073	2.686.327
De control	3.583.227	4.068.535
Créditos clasificados irrecuperables	980.879	921.208
Otras	2.525.363	3.120.833
Cuentas de control deudoras por contra	76.985	26.494
De derivados	1.163.672	17.372
Valor "nocional" de opc. a term. s/entrega del subyacente	558.059	-
Valor "nocional" de opciones por compra tomadas	57.238	-
Cuentas de derivados deudoras por contra	548.375	17.372
De actividad fiduciaria	18.564	13.599
Fondos de fideicomiso	18.564	13.599
ACREEDORAS	13.354.675	12.553.525
Contingentes	8.589.212	8.454.019
Créditos acordados (saldos no utilizados) comp. en las normas de clasif. de deudores (Anexo B)	43.794	9.468
Garantías otorgadas al BCRA	863.103	911.197
Otras garantías otorgadas no comprendidas en las normas de clasificación de deudores	623.055	591.595
Cuentas contingentes acreedoras por contra	7.059.260	6.941.759
De control	3.583.227	4.068.535
Valores por acreditar	78.839	28.319
Cuentas de control acreedoras por contra	3.504.388	4.040.216
De Derivados	1.163.672	17.372
Valor "nocional" de opciones por compra lanzadas	12.340	17.372
Valor "nocional" de operac a term s/ entrega del subyacente	536.035	-
Cuentas de derivados acreedoras por contra	615.297	-
De actividad fiduciaria	18.564	13.599
Cuentas de actividad fiduciaria acreed. por contra	18.564	13.599

Las notas son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 10 de Agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ANEXO (B)

CLASIFICACION DE LAS FINANCIACIONES POR SITUACION Y GARANTIAS RECIBIDAS CONSOLIDADO

Correspondiente al período económico finalizado el 30/06/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

CARTERA COMERCIAL	2005	2004
En situación normal	**1.263.976**	**1.256.342**
Con garantías y contragarantías preferidas "B"	545	659
Sin garantías ni contragarantías preferidas	1.263.431	1.255.683
Con seguimiento especial	**1.192**	**1.040**
Con Garantía y contragarantías preferidas "B"	726	1.037
Sin garantías ni contragarantías preferidas	466	3
Con alto riesgo de insolvencia	**1.212**	**1.212**
Con garantías y contragarantías preferidas "B"	-	-
Sin garantías ni contragarantías preferidas	1.212	1.212
Irrecuperable	**4.079**	**3.396**
Con garantías y contragarantías preferidas "B"	158	153
Sin garantías ni contragarantías preferidas	3.921	3.243
Irrecuperable por disposición técnica	**-**	**1.019**
Con garantías y contragarantías preferidas "B"	-	-
Sin garantías ni contragarantías preferidas	-	1.019
TOTAL CARTERA COMERCIAL	1.270.459	1.263.009

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de Agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (B)

CLASIFICACION DE LAS FINANCIACIONES POR SITUACION Y GARANTIAS RECIBIDAS CONSOLIDADO

Correspondiente al período económico finalizado el 30/06/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

CARTERA DE CONSUMO Y VIVIENDA	2005	2004
Cumplimiento normal	1.471.598	1.493.850
Con garantías y contragarantías preferidas "B"	1.302.459	1.376.632
Sin garantías ni contragarantías preferidas	169.139	117.218
Cumplimiento inadecuado	94.669	103.167
Con garantías y contragarantías preferidas "B"	86.547	96.529
Sin garantías ni contragarantías preferidas	8.122	6.638
Cumplimiento deficiente	51.185	59.212
Con garantías y contragarantías preferidas "B"	45.869	54.057
Sin garantías ni contragarantías preferidas	5.316	5.155
De difícil recuperación	69.698	85.851
Con garantías y contragarantías preferidas "B"	58.115	71.757
Sin garantías ni contragarantías preferidas	11.583	14.094
Irrecuperable	156.221	173.678
Con garantías y contragarantías preferidas "B"	44.470	56.825
Sin garantías ni contragarantías preferidas	111.751	116.853
Irrercuperable por disposición Técnica	30.641	38.872
Con garantías y contragarantías preferidas "B"	24.285	31.202
Sin garantías ni contragarantías preferidas	6.356	7.670
TOTAL CARTERA DE CONSUMO Y VIVIENDA	1.874.012	1.954.630
TOTAL GENERAL	3.144.471	3.217.639

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de Agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

1. BASES DE CONSOLIDACION

Los presentes estados contables reflejan las operaciones consolidadas de Banco Hipotecario Sociedad Anónima y BACS Banco de Crédito y Securitización Sociedad Anónima correspondientes al período económico finalizado el 30 de junio de 2005, y de BHN Sociedad de Inversión Sociedad Anónima correspondientes al período económico finalizado el 31 de marzo de 2005.

No obstante mantener el Banco Hipotecario Sociedad Anónima el control accionario en BHN Inmobiliaria Sociedad Anónima y a partir del 3 octubre de 2000 en VR-Tasaciones y Certificaciones Sociedad Anónima, dichas participaciones no han sido consolidadas dado que la gerencia considera que para el primer caso su actividad no resulta homogénea ni complementaria con la del Banco y la segunda por ser poco significativa.

La participación de Banco Hipotecario Sociedad Anónima en las sociedades consolidadas y no consolidadas al 30 de junio de 2005 es la siguiente:

- BACS Banco de Crédito y Securitización Sociedad Anónima: 43.750.000 de acciones escriturales ordinarias de $ 1 cada una con derecho a un voto por acción que representa el 70% del capital social.
- BHN Sociedad de Inversión Sociedad Anónima: 17.999.920 de acciones escriturales ordinarias de valor $1 cada una con derecho a un voto por acción que representan el 99,99% del capital social.
- BHN Inmobiliaria Sociedad Anónima: 1.899.880 de acciones escriturales ordinarias de valor $ 1 cada una con derecho a un voto por acción que representan 99,99% del capital social.
- VR - Tasaciones y Certificaciones Sociedad Anónima: 100.000 de acciones ordinarias de valor $ 1 cada una con derecho a un voto por acción que representan el 100% del capital social.

El procedimiento para la incorporación de las cuentas correspondientes a las sociedades controladas y consolidadas BHN Sociedad de Inversión Sociedad Anónima - consolidada - y BACS Banco de Crédito y Securitización Sociedad Anónima fue el siguiente:

1.1. El estado contable del Banco ha sido preparado de acuerdo con normas de exposición y valuación de Banco Central de la República Argentina, incluyendo los saldos consolidados línea por línea del estado de situación patrimonial, estado de resultados, cuentas de orden, estado de origen y aplicación de fondos y anexo B.

1.2. Se eliminaron del estado de situación patrimonial, estado de resultados, cuentas de orden, de origen y aplicación de fondos y anexo B las partidas originadas en operaciones entre las sociedades, no trascendidas a terceros.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

1.3. La porción del patrimonio neto de la sociedad controlada de propiedad de terceros, se expone en el estado de situación patrimonial consolidado en la línea "participación de terceros".

1.4. La porción del resultado de la sociedad controlada que corresponde a terceros, se expone en el estado de resultado consolidado en la línea "participación de terceros".

2. BASES DE PRESENTACION DE LOS ESTADOS CONTABLES CONSOLIDADOS

Los estados contables consolidados de Banco Hipotecario Sociedad Anónima han sido preparados de acuerdo con las disposiciones de la Comunicación "A" 2813 complementarias y modificatorias emitidas por el Banco Central de la República Argentina referidas al Régimen Informativo Contable para publicación trimestral/anual y con los lineamientos de la Resolución Técnica N° 21 de la Federación Argentina de Consejos Profesionales en Ciencias Económicas.

Los estados contables consolidados de BHN Sociedad de Inversión Sociedad Anónima y estados contables básicos de BACS Banco de Crédito y Securitización Sociedad Anónima han sido preparados teniendo en cuenta criterios similares a los aplicados por Banco Hipotecario Sociedad Anónima.

A partir del 1 de enero de 2002, y como consecuencia de la aplicación de la Comunicación "A" 3702, basada en la derogación de toda norma legal y reglamentaria que impedía la reexpresión de saldos contables a moneda de cierre, el Banco ha reanudado la aplicación del Ajuste por Inflación, siguiendo el método de reexpresión establecido por la Resolución Técnica Nro. 6 de la Federación Argentina de Consejos Profesionales en Ciencias Económicas.

Con fecha 25 de marzo de 2003, el Poder Ejecutivo Nacional emitió el Decreto 664 que establece que los estados contables de ejercicios que cierran a partir de dicha fecha sean expresados en moneda nominal. En consecuencia, y de acuerdo con la Comunicación "A" 3921 del BCRA, se discontinuó la reexpresión de los estados contables a partir del 1 de marzo de 2003.

Los principales criterios de exposición y valuación seguidos para su preparación, se describen a continuación:

2.1. Activos y pasivos en moneda extranjera

Se han valuado al tipo de cambio de referencia del dólar estadounidense difundido por el BCRA o en el caso de tratarse de monedas distintas, se convirtieron a dólar estadounidense utilizando los tipos de pase comunicados por la mesa de operaciones del BCRA, vigentes al cierre de las operaciones del último día hábil del período finalizado el 30 de junio de 2005 y el ejercicio finalizado el 31 de diciembre de 2004.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

2.2. Activos en oro y otros metales preciosos

Las tenencias de oro y plata han sido valuadas utilizando la última cotización cierre vendedor registrada en el mercado de Londres, en dólares estadounidenses, neto de los gastos directos de venta y convertidos a pesos al tipo de cambio de referencia del dólar estadounidense difundido por el BCRA vigente al cierre de las operaciones del último día hábil del período finalizado el 30 de junio de 2005 y el ejercicio finalizado el 31 de diciembre de 2004.

Atento lo dispuesto mediante Comunicación "A" 2290 del BCRA, las tenencias de plata han sido incluidas en el rubro Disponibilidades teniendo en cuenta que: i) cuentan con un valor de mercado que surge de cotizaciones diarias de transacciones relevantes y ii) son amonedados o conforman "barras de buena entrega" de acuerdo con la normativa contemplada por el Ente Rector.

2.3. Devengamiento de intereses y ajustes de capital (CER y CVS)

El devengamiento de intereses para la totalidad de las operaciones activas y ciertas operaciones pasivas, en moneda nacional y en moneda extranjera y cuyo lapso de vigencia supere los noventa y dos días se ha efectuado siguiendo el método exponencial, interrumpiéndose el devengamiento de intereses para préstamos cuya mora supera los noventa días.

Los ajustes de capital por aplicación del CER y CVS fueron devengados de acuerdo con normas emitidas por el BCRA, interrumpiéndose el devengamiento mismo para préstamos cuya mora supera los noventa días.

2.4. Títulos públicos y privados

Con cotización - Del país y del exterior:

Los títulos clasificados en las cuentas de "Tenencias para operaciones de compra-venta o intermediación" "Inversiones en títulos privados con cotización" e "Instrumentos emitidos por el BCRA" se han valuado de acuerdo al valor de cotización al último día de operaciones del período o ejercicio según corresponda.

Los Bonos del Gobierno Nacional BODEN en US$ 2012 clasificados en las cuentas de "Tenencias en cuentas de inversión" se han incorporado por su valor técnico, con los considerandos establecidos en la Comunicación "A" 3785, complementarias y modificatorias. Al fin de cada período o ejercicio se acrecientan en función de los intereses devengados según las condiciones de emisión. El nuevo saldo en moneda extranjera se convierte a pesos según el tipo de cambio de referencia publicado por el BCRA.

Los Bonos Par canjeados en la reestructuración de deuda soberana han sido valuados a su valor de cotización al 30 de junio de 2005.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

Los títulos públicos nacionales originalmente emitidos en moneda extranjera y bajo legislación local, han sido pesificados a la relación $1,40 por dólar estadounidense, de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias.

Los títulos públicos nacionales originalmente emitidos en moneda extranjera no alcanzados por la pesificación, se encontraban registrados al 31 de diciembre de 2004 a su valor contable al 31 de diciembre de 2003, de acuerdo con las disposiciones de la Comunicación "A" 3911, complementarias y modificatorias.

Sin cotización.

Se encuentran registrados "Bonos Garantizados" emitidos por el Fondo Fiduciario para el Desarrollo Provincial recibidos en el marco del Decreto N° 1579/02, Resolución 539/02 del Ministerio de Economía y normas complementarias. Los mismos han sido valuados a su valor contable promedio (para aquellos títulos que serán afectados a garantía para la suscripción de bonos cobertura) o valor presente o técnico el menor (para los restantes títulos), ambos criterios de acuerdo con los lineamientos expresados en la Comunicación "A" 3911, complementarias y modificatorias.

Los títulos públicos canjeados en la reestructuración de deuda soberana fueron valuados de acuerdo con los criterios expresados en la Comunicación "A" 4270, complementarias y modificatorias, y corresponden para los Bonos con Descuento, al menor valor que resulta de comparar la suma del flujo de fondos nominal hasta el vencimiento, según las condiciones de emisión de los nuevos títulos y el valor contable de los títulos ofrecidos, equivalente al valor presente de los Bonos Garantizados.

2.5. Préstamos

La cartera de préstamos en situación regular y cuya mora no supere los noventa días se encuentra valuada por los capitales efectivamente prestados, más los intereses capitalizados, netos de amortizaciones de capital percibidas y reconsideraciones de saldos de deuda, más ajustes (CER y CVS, en los casos que corresponda) e intereses devengados a cobrar y deducida la previsión estimada para cubrir riesgos de incobrabilidad.

Los préstamos garantizados Decreto 1387/01 se han valuado de acuerdo con los lineamientos de la Comunicación "A" 3911, complementarias y modificatorias, de la siguiente manera: i) los que se encuentran afectados al matching a su valor presente (flujo de fondos según condiciones contractuales, descontados a las tasas de interés dispuestas por el BCRA) o a su valor técnico (importe, actualizado, de corresponder por CER, más intereses devengados según condiciones contractuales), el menor. Ese valor ha sido comparado con el valor teórico (valor contable al 28 de febrero de 2003, neto de la cuenta regularizadora, más, si correspondiera ajuste por CER). Las diferencias de esta comparación se reflejan en una cuenta regularizadora del activo, ii) los préstamos que serán afectados en garantía de adelantos

Guillermo C. Martínez
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

otorgados por el BCRA para la suscripción de los bonos cobertura previstos en el Decreto 905/02 a su valor contable promedio establecido por la Comunicación "A" 3756.

Otros préstamos al sector público, no incluidos en el párrafo anterior, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias aplicándose el CER a partir del 3 de febrero de 2002 y estableciendo tasas máximas según lo dispuesto por Decreto 1579/02, en caso de haberse presentado dichos activos al canje provincial.

Los préstamos al Sector Privado no Financiero, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,00 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias aplicándose el CER y CVS a partir del 3 de febrero de 2002 y estableciéndose tasas máximas de acuerdo al prestatario.

2.6. Otros créditos por intermediación financiera

Los créditos hipotecarios individuales cedidos en fideicomiso pendientes de titulización registrados en el presente rubro se han valuado y pesificado siguiendo el criterio expuesto en el punto 2.3. y 2.5.

El importe registrado en la cuenta "Otros no comprendidos en las normas de clasificación de deudores - Compensación a Recibir del Gobierno Nacional" incluye el equivalente en pesos a su valor técnico del derecho a recibir, de acuerdo con los artículos 28 y 29 del Decreto 905, hasta tanto el BCRA acredite el remanente de los BODEN 2012 en dólares estadounidenses solicitados en cumplimiento de dicha disposición.

El Banco ha efectuado una operación de recompra de sus obligaciones negociables mediante un acuerdo de financiación con DePfa Investment Bank Ltd. Bajo dicho acuerdo se han registrado en el activo los derechos a recibir obligaciones negociables propias a su valor de mercado y en el pasivo la financiación recibida del exterior.

Por otra parte el Banco ha efectuado una operación de total return swap que comprende la adquisición a término de acciones propias. Los derechos sobre dicha adquisición han sido valuados al precio de mercado del subyacente al cierre del presente período.

Los derechos emergentes de operaciones de Swap de moneda efectuados como cobertura a las obligaciones reestructuradas emitidas en Euros, han sido valuados al tipo de cambio de referencia del dólar estadounidense difundido por el BCRA o en el caso de tratarse de monedas distintas, se convirtieron a dólar estadounidense utilizando los tipos de pase comunicados por la mesa de operaciones del BCRA, vigentes al cierre de las operaciones del último día hábil del período finalizado el 30 de junio de 2005 y del ejercicio finalizado el 31 de diciembre de 2004.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

Los certificados de participación en fideicomisos financieros se encuentran valuados a su valor patrimonial proporcional.

Los títulos de deuda en fideicomisos financieros se encuentran valuados a su valor nominal, actualizados por CER en los casos que corresponda, más intereses devengados hasta el cierre del período o ejercicio.

Las operaciones de swap de moneda efectuadas como cobertura de la exposición del Banco en obligaciones denominadas en pesos ajustables por CER, sin transferencia del principal, han sido valuadas de acuerdo con la posición neta activa o pasiva en virtud de la evolución de los subyacentes a las mismas (CER más 2% para el activo) y variación dólar estadounidense más intereses pactados para el pasivo.

La operación de Repo con Depfa ha sido valuada siguiendo el criterio expuesto en el segundo párrafo del punto 2.4.

2.7. Participaciones en otras sociedades

Este rubro comprende las tenencias accionarias que el Banco mantiene en:

- BHN Inmobiliaria Sociedad Anónima, sociedad controlada con actividad no homogénea. Dicha participación se encuentra registrada a su valor patrimonial proporcional al 31 de diciembre de 2004.
- Otras tenencias accionarias: Mercado Abierto Electrónico Sociedad Anónima, ACH Sociedad Anónima, VR-Tasaciones y Certificaciones Sociedad Anónima, Mortgage.com Inc. y VR-Particulares Sociedad Anónima. Dichas participaciones se encuentran registradas a su valor de costo o valor estimado de recupero, el menor.

2.8. Créditos Diversos

Los BODEN 2012 y Préstamos Garantizados del Gobierno Nacional depositados en garantía, se valúan siguiendo los criterios expuestos en el segundo párrafo del punto 2.4. y segundo párrafo del punto 2.5., respectivamente.

2.9. Bienes de uso y diversos

Estos bienes se encuentran registrados a su valor de costo reexpresados en moneda constante hasta el 28 de febrero de 2003, neto de las depreciaciones acumuladas calculadas por el método de línea recta en función de la vida útil estimada de los bienes. El costo de los bienes incorporados antes del 31 de diciembre de 1994 se encuentra reexpresado en moneda constante de esa fecha, en tanto que los movimientos posteriores a dicha fecha se encuentran valuados a moneda corriente del período al que corresponden.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

El Banco registra en el rubro "Bienes Diversos - Bienes Tomados en Defensa del Crédito", unidades de vivienda ingresadas al patrimonio del Banco en concepto de cancelación de créditos hipotecarios. Los mismos se valúan a su valor de mercado o el valor del crédito neto de previsiones, el menor.

Los valores residuales de los bienes en su conjunto no exceden los valores de utilización económica, excepto por los bienes destinados a la venta, los cuales no superan su valor neto de realización.

2.10. Primas por seguros sobre viviendas, de vida y de desempleo en operaciones de préstamos

La política del Banco es reconocer los ingresos por primas en oportunidad de producirse el devengamiento de la cuota del préstamo respectivo, excepto para aquellos préstamos cuya mora supere los noventa días, en tanto que los cargos por siniestros son imputados a resultados en el período o ejercicio en que éstos ocurren.

En los estados contables se refleja una reserva por miles de pesos 12.013 que se expone en el Patrimonio Neto en la columna Reservas de Utilidades - Otras y una reserva por la actividad de seguros por miles de pesos 10.219 al 30 de junio de 2005 y por miles de pesos 10.098 al 31 de diciembre de 2004,. respectivamente, expuesta en el rubro "Previsiones" del Pasivo.

2.11. Bienes intangibles

Corresponde a gastos de organización y desarrollo de sistemas del Banco Hipotecario SA y gastos de organización por constitución y puesta en marcha y software de computación de BHN Sociedad de Inversión SA y BACS Banco de Crédito y Securitización SA. Los mismos han sido reexpresados en moneda constante hasta el 28 de febrero de 2003, y se amortizan sobre base mensual y por el método de línea recta en función de la vida útil asignada.

2.12. Depósitos

Los depósitos se encuentran valuados a su valor de imposición, más ajustes (CER) e intereses devengados en caso de corresponder. La retribución fija de cada operación se devenga en forma exponencial, en tanto que la retribución variable en el caso de los plazos fijos con cláusula CER en "Cuentas de inversión" se devenga aplicando la proporción de retribución pactada a la variación positiva en el precio del activo financiero o índice de activos financieros, operada entre el momento de concertación y el cierre de mes.

Los depósitos, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo a lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias, aplicándose el CER a partir del 3 de febrero de 2002.

Guillermo C. Martínez
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

2.13. Otras obligaciones por intermediación financiera

Las obligaciones en dólares estadounidenses emergentes de operaciones de Swap de moneda efectuadas como cobertura a las obligaciones reestructuradas emitidas en Euros, han sido valuadas al tipo de cambio de referencia del dólar estadounidense difundido por el BCRA o en el caso de tratarse de monedas distintas, se convirtieron a dólar estadounidense utilizando los tipos de pase comunicados por la mesa de operaciones del BCRA, vigentes al cierre de las operaciones del último día hábil del período finalizado el 30 de junio de 2005 y del ejercicio finalizado el 31 de diciembre de 2004.

Las obligaciones, en caso de corresponder, originadas en las operaciones de swap de cobertura de la posición pasiva en pesos ajustables por CER han sido valuadas de acuerdo al criterio expuesto en el punto 2.6.

2.14. Valuación de opciones

Las primas por opciones de compra lanzadas se han devengado linealmente durante el plazo de duración del contrato.

El saldo de las cuentas que reflejan las obligaciones eventuales asumidas derivadas de las opciones de compra lanzadas se ajustan de acuerdo con el valor de cotización de cierre de las especies transadas y son registradas en cuentas de orden.

2.15. Previsiones pasivas

El Banco realiza estimaciones sobre contingencias registrándolas en el rubro de Previsiones del Pasivo. Las mismas comprenden diferentes conceptos tales como riesgo de seguro, previsiones por juicios, riesgos no previstos, etc.

2.16. Indemnizaciones por despido

El Banco no constituye previsiones para cubrir el riesgo de las indemnizaciones por despido del personal. Las erogaciones correspondientes a este concepto son cargadas a los resultados del período o ejercicio en que se producen.

2.17. Impuesto a las ganancias

De acuerdo a lo establecido en el artículo 28 de la Ley 24855, Banco Hipotecario Sociedad Anónima está alcanzado por el impuesto a las ganancias, excepto para todas las operaciones de crédito para la vivienda concretadas con anterioridad al 23 de Octubre de 1997, fecha de inscripción del estatuto en la Inspección General de Justicia.

Guillermo C. Martínz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

El Banco reconoce, cuando corresponda, los cargos a resultados y registra una provisión en el pasivo por el impuesto determinado sobre sus operaciones imponibles en el ejercicio fiscal al que correspondan.

2.18. Impuesto a las ganancias mínimas presuntas

Atento a la opción otorgada por el BCRA mediante Comunicación "A" 4295, el Banco ha activado al 30 de junio de 2005 como crédito fiscal el Impuesto a las ganancias mínimas presuntas ingresado durante los ejercicios 2003, 2004 y los anticipos correspondientes al ejercicio 2005, en base a las proyecciones efectuadas y la factibilidad de recupero del mismo, con contrapartida en Ajuste de Resultados de Ejercicios Anteriores. El criterio adoptado en ejercicios anteriores ha sido imputar dicha erogación a resultados.

2.19. Patrimonio neto

a. Capital social, reservas y ajuste de capital:

Los movimientos y saldos en cuentas del patrimonio neto anteriores al 31 de diciembre de 1994 han sido reexpresados en moneda de esa fecha, siguiendo el método expuesto en el tercer párrafo de la presente nota. Los movimientos posteriores a dicha fecha se encuentran expuestos en moneda corriente del ejercicio al que corresponden. Los saldos de cuentas del Patrimonio Neto al 30 de junio de 2005 se encuentran reexpresados hasta el 28 de febrero de 2003. El ajuste derivado de la reexpresión del saldo de "Capital Social" fue imputado a "Ajustes al Patrimonio".

b. Resultados:

Se encuentran imputados los resultados devengados en el ejercicio, reexpresados en moneda de cierre, con independencia de que se haya efectivizado su cobro o pago.

c. Ajuste de Resultados de Ejercicios Anteriores:

1. Valuación de activos a entregar en garantía de Bonos Cobertura.

Con fecha 30 de enero de 2004, por Comunicación "A" 4084, el BCRA dispuso un cambio de criterio en la valuación de los activos al sector público. El efecto generado por la modificación mencionada fue registrado con contrapartida en el rubro ajuste de resultados de ejercicios anteriores, de acuerdo con lo establecido en la Comunicación "A" 4095.

Las modificaciones más significativas se refieren al tratamiento aplicable a los activos entregados en garantía de adelantos otorgados por el BCRA para la suscripción de los bonos previstos en los art. 10, 11 y 12 del Decreto 905/02. A opción de la Entidad estos activos podrán excluirse del tratamiento previsto en la Comunicación "A" 3911, debiendo en ese caso registrarse por el valor admitido a los

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

fines de la constitución de las garantías, en los términos del art. 15 del citado decreto y las Comunicaciones "A" 3717 y 3756 del BCRA.

La norma también contempla para los instrumentos del sector público vencidos e impagos, se registren a partir de enero de 2004 al menor valor que resulte entre el valor contable al 31 de diciembre de 2003 y el de aplicar a su valor nominal, netos de bajas o de su transformación en opciones impositivas en su caso, el menor porcentaje que para los pagarés y bonos emitidos por el Fondo Fiduciario para el Desarrollo Provincial resulte de aplicación del método del valor presente neto.

Se dispuso asimismo, que deberán ajustarse con contrapartida en una cuenta regularizadora, los intereses devengados desde diciembre de 2001, respecto de los instrumentos de deuda elegibles para el acuerdo de reestructuración de deuda soberana.

El Banco ha optado por valuar los activos afectados en garantía, por el valor admitido a efectos de la constitución de la garantía. La corrección de los valores contables determinó un incremento de los mismos con contrapartida en ajuste de resultados de ejercicios anteriores por miles de pesos 56.013.

2. Activación de Derechos emergentes de Indexación Asimétrica.

Al 31 de diciembre de 2003 el Banco había activado, en función de las normas a esa fecha conocidas, la diferencia generado por la aplicación del CVS en lugar del CER a determinadas financiaciones por miles de pesos 81.645. Al 31 de diciembre de 2004, dicho activo fue cancelado afectando los resultados de ejercicios anteriores por miles de pesos 51.645, en base al criterio establecido en la Comunicación "A" 4202 del BCRA aplicando por la diferencia previsiones previamente constituidas.

3. Honorarios a Directores.

De acuerdo con lo dispuesto por Asamblea de Accionistas de fecha 31 de mayo de 2004, en cuanto a que los honorarios asignados a los Directores integrantes del Comité ejecutivo en concepto de participación en las ganancias y apreciación accionaria, sean con cargo al ejercicio 2003, se han imputado como ajustes de resultados de ejercicios anteriores por miles de pesos 5.176.

4. Activación de Crédito Fiscal Impuesto Ganancia Mínima Presunta.

Atento lo dispuesto por Comunicación "A" 4295 el Banco procedió a activar el crédito fiscal originado por el ingreso del Impuesto a las Ganancias Mínima Presunta por el ejercicio 2003 y la estimación correspondiente al ejercicio 2004, imputando dicho recupero a Ajuste de Resultados de Ejercicios Anteriores por miles de pesos 21.850.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

5. Observaciones de BCRA al cálculo compensación Asimétrica Decreto 905/02 art. 28 y 29.

Con fecha 6 de abril de 2005 el Directorio del Banco decidió consentir la decisión del BCRA a las observaciones planteadas en cuanto al cálculo del la compensación originada en la pesificación asimétrica de activos y pasivos. La suma no previsionada en el ejercicio anterior fue imputada a Ajuste de Resultados de Ejercicios Anteriores por miles de pesos 17.201.

La preparación de estados contables requiere por parte del Directorio del Banco la realización de estimaciones que afectan activos y pasivos, resultados del período y la determinación de activos y pasivos contingentes a la fecha de los mismos. Dado que dichas estimaciones involucran juicios de valor respecto de la probabilidad de ocurrencia de hechos futuros, los resultados reales pueden diferir de los estimados pudiendo ocasionar pérdidas o ganancias que afecten los períodos subsecuentes. Por otra parte se han considerado todas las disposiciones legales y reglamentarias vigentes hasta la fecha de presentación.

La información de los estados contables del período o ejercicio anterior, que se presenta a fines comparativos, incluye ciertas reclasificaciones y ajustes que contemplan aspectos específicos de exposición a los efectos de presentarla sobre bases uniformes con las del presente período o ejercicio.

3. DIFERENCIAS ENTRE NORMAS DEL BCRA Y NORMAS CONTABLES PROFESIONALES

Las principales diferencias entre las normas del BCRA y las normas contables profesionales, considerando lo expuesto en la primera parte de la Nota 10 del cuerpo básico, se detallan a continuación:

3.1. Criterios de valuación

a) Compensación a recibir, según artículos 28 y 29 del Decreto 905/02 y títulos en cuentas de inversión

Al 30 de junio de 2005 y al 31 de diciembre de 2004, el Banco mantiene contabilizado en los rubros "Títulos Públicos - Tenencias en cuentas de inversión", "Otros Créditos por Intermediación Financiera - Otros no comprendidos en las normas de clasificación de deudores" y Créditos Diversos - Otros" los títulos públicos recibidos y a recibir, respectivamente, originados en la compensación establecida por los artículos 28 y 29 del Decreto 905/02.

De acuerdo con normas contables profesionales, la valuación debería realizarse de acuerdo con los valores de cotización netos de los gastos estimados de venta, imputando las diferencias de cotización a los resultados de cada período, excepto que exista capacidad e intención de mantener los mismos hasta su vencimiento.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

b) Previsiones Sector Público No Financiero

La normativa vigente respecto a previsionamiento emanada del BCRA determina que las acreencias con el Sector Público no se encuentren sujetas a previsiones por riesgo de incobrabilidad. De acuerdo con normas contables profesionales dichas previsiones deben estimarse en función al riesgo de recuperabilidad de los activos.

c) Contabilización del impuesto a las ganancias por el método del impuesto diferido

El Banco determina el impuesto a las ganancias aplicando la tasa vigente sobre la utilidad impositiva estimada, sin considerar el efecto de las diferencias temporarias entre el resultado contable y el impositivo. De acuerdo con las normas contables profesionales, el reconocimiento del impuesto a las ganancias debe efectuarse por el método del impuesto diferido.

d) Préstamos garantizados, títulos públicos y otros similares

Durante el ejercicio finalizado el 31 de diciembre de 2001, y como consecuencia de lo dispuesto por el Decreto Nro. 1387/01, con fecha 6 de noviembre de 2001, la Entidad canjeó al Gobierno Nacional títulos públicos nacionales (clasificados y valuados como "Cuentas de Inversión", según los criterios establecidos por el BCRA), por Préstamos Garantizados Nacionales los cuales al 30 de junio de 2005 y al 31 de diciembre de 2004 se encuentran registrados en el rubro "Préstamos al Sector Público No Financiero". Asimismo, y de acuerdo con lo dispuesto por el Decreto 1579/02, la Entidad canjeó al Fondo Fiduciario de Desarrollo Provincial financiaciones a los gobiernos provinciales por Bonos Garantizados Provinciales (BOGAR) los cuales al 30 de junio de 2005 y al 31 de diciembre de 2004 se exponen en el rubro Títulos Públicos y Privados.

A esas fechas, la entidad valuó ambos activos a su valor presente o su valor técnico, de ambos el menor, de acuerdo con lo dispuesto por la Comunicación "A" 3911 complementarias y modificatorias del BCRA, excepto aquellos afectados en garantía de los adelantos otorgados por el ente rector para la suscripción de los bonos previstos en el Decreto 905/02. Considerando lo dispuesto por la Resolución CD Nro. 290/01 del CPCECABA , al 30 de junio de 2005 y al 31 de diciembre de 2004 la valuación de éstos activos debería haberse realizado considerando los respectivos valores de cotización al 6 de noviembre de 2001 de los títulos canjeados, los que a partir de dicha fecha se consideran como costo de transacción, de corresponder, mas los correspondientes intereses devengados hasta el cierre de cada periodo a la tasa interna de retorno.

El Banco ha registrado como Ajuste de Resultados de Ejercicios Anteriores la diferencia positiva de reconocer activos del Sector Público a su valor cancelatorio para la adquisición de bonos Cobertura (Decreto PEN 905/02) de acuerdo con los lineamientos de la comunicación "A" 4095.

Guillermo C. Martínz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

Dicho concepto debe contemplarse como resultado del ejercicio bajo Normas Contables Profesionales en razón de haberse verificado el hecho en el mismo.

e) Compensación CER - CVS

El Banco ha desafectado al 31 de marzo de 2004, el importe correspondiente a la compensación por indexación asimétrica afectando los resultados de ejercicios anteriores, en base al criterio establecido en la Comunicación "A" 4202 del BCRA. De acuerdo con las normas contables profesionales debería afectarse el resultado del ejercicio.

f) Valuación a valor patrimonial proporcional

La RT 21 establece para el cálculo del valor patrimonial proporcional, que las fechas de cierre de los ejercicios económicos deben ser coincidentes para la inversora como así también para las emisoras, este criterio difiere de lo dispuesto por el BCRA. Adicionalmente deberá considerarse igual criterio de valuación de acuerdo con normas contables profesionales para todas las subsidiarias.

g) Derivados

Las operaciones de swap de moneda efectuadas como cobertura de la exposición del Banco en obligaciones denominadas en pesos ajustables por CER, sin transferencia del principal, han sido valuadas de acuerdo con la posición neta activa o pasiva en virtud de la evolución de los subyacentes a las mismas (CER más 2% para el activo) y variación dólar estadounidense más intereses pactados para el pasivo. Dicho criterio difiere de las normas contables profesionales.

3.2. Aspectos de exposición

a) Estado de origen y aplicación de fondos, Resultado por acción y Segmento de negocio

El criterio establecido por la RT 19, para la exposición de estos conceptos, difiere de lo que se establece la CONAU 1 del BCRA.

4. BIENES DE DISPONIBILIDAD RESTRINGIDA DE SOCIEDADES VINCULADAS

Al 31 de marzo de 2005, BHN Sociedad de Inversión Sociedad Anónima no cuenta con bienes de disponibilidad restringida.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

Como consecuencia de la línea de financiamiento con International Finance Corporation (IFC), BACS Banco de Crédito y Securitización SA mantiene afectados en garantía el 100% el Título A del Fideicomiso Financiero BACS II y el certificado de participación del fideicomiso BACS Funding I Mortgage Trust.

5. BONOS COMPENSATORIOS DEL GOBIERNO NACIONAL

Con fecha 23 de junio de 2005, BACS Banco de Crédito y Securitización SA presentó nota al BCRA solicitando la revisión del cálculo determinado de los bonos compensatorios. La solicitud se basó en un ajuste generado por la aplicación del punto 1.3 de la Comunicación "A" 4122. Ello, a fin de dejar contemplado formalmente el derecho a la compensación por la pesificación de dichos títulos y certificados que estaban en poder de la Entidad al 31 de diciembre de 2001, en razón de las operaciones de pase activos concertadas con otras entidades financieras. Por tal motivo, se ha practicado un nuevo cálculo de la compensación que determina un ajuste positivo en el bono compensatorio por miles de US$ 27.316,95, importe que eleva el monto de los BODEN 2012 que debe recibir nuestra entidad por dicho concepto a un valor total de miles de US$ 41.152,90. De llegar a una resolución favorable, la compensación quedaría determinada de la siguiente forma: se incrementaría a miles de US$ 41.152,90 el monto del bono compensación, no pudiendo la Entidad acceder al bono cobertura debido a que no mantendría una posición neta negativa. En consecuencia se eliminaría el pasivo con el BCRA que al 30 de junio de 2005 ascendía a miles de pesos 18.063 de capital más miles de pesos 11.333 en concepto de CER sobre el capital adeudado y miles de pesos 1.760 de intereses devengados a pagar.

6. MORTGAGE SYSTEMS INTERNATIONAL LLC ("MSI")

Atento a la participación accionaria que posee BHN Sociedad de Inversión SA en Mortgage Systems International LLC ("MSI"), y en razón de los inconvenientes que pueden derivarse de seguir manteniendo una participación accionaria mayor al 12,5% en una sociedad que actualmente no presta servicios complementarios a la actividad específica del Banco, el Directorio resolvió mediante acta N° 135 del 3 de diciembre de 2003, que: i) se refleje adecuadamente la situación emergente de la tenencia accionaria en MSI en nota a los estados contables consolidados; ii) se considere el exceso de la participación que en el capital accionario de MSI posee BHN Sociedad de Inversión SA, como mayor exigencia en la determinación del capital mínimo consolidado según lo establecen las normas aplicables; y, iii) se realicen las presentaciones que correspondan ante el BCRA proponiendo el debido encuadramiento.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL

Correspondiente al período económico finalizado el 30/06/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

ACTIVO	2005	2004
A Disponibilidades	**287.995**	**316.423**
Efectivo	36.310	43.039
Bancos y corresponsales	119.616	139.429
Otras (Nota 10.2.)	132.069	133.955
B Títulos Públicos y Privados (Anexo A y Nota 10.4.)	**673.577**	**816.200**
Tenencias en cuentas de inversión	20.697	262.876
Tenencias para operaciones de compra-venta o intermediación	239.575	115.101
Títulos públicos sin cotización	237.275	234.704
Inversiones en títulos privados con cotización	35.483	49.233
Instrumentos emitidos por el BCRA	140.547	154.286
C Préstamos (Anexos B, C y D y Notas 10.3. y 10.5.)	**2.561.373**	**2.527.677**
Al sector público no financiero	860.415	843.774
Al sector financiero	6.678	84.333
Al sector privado no financiero y residentes en el exterior	1.952.603	1.886.712
Adelantos	149.013	145.690
Documentos	273	-
Hipotecarios	1.566.351	1.643.093
Prendarios	2.900	2.235
Personales	71.250	19.712
Tarjetas de crédito	17.521	3.655
Cobros no aplicados	(11.498)	(11.949)
Otros	132.607	60.429
Intereses y diferencias de cotización devengados a cobrar	24.189	23.847
Intereses documentados	(3)	-
Previsiones (Anexo J y Notas 12 y 13)	(258.323)	(287.142)
D Otros créditos por intermediación financiera (Anexos B, C y D y Notas 10.3. y 10.6.)	**4.389.515**	**4.512.195**
Banco Central de la República Argentina	2.037	2.132
Montos a cobrar por ventas contado a liquidar y a término	2.367	12.528
Especies a recibir por compras contado a liquidar y a término	1.108.195	1.140.680
Primas por opciones tomadas	286	-
Saldos pendientes de liquidación de operac. a térm. sin entrega del activo subyacente	22.024	-
Otros no comprendidos en las normas de clasificación de deudores (Nota 16)	3.029.875	3.051.965
Otros comprendidos en las normas de clasificación de deudores (Notas 16 y 17)	263.995	337.752
Intereses deveng. a cobrar comprendidos en las normas de clasif. de deudores (Nota 17)	13.659	14.396
Previsiones (Anexo J)	(52.923)	(47.258)

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de Agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL

Correspondiente al período económico finalizado el 30/06/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

		2005	2004
F	**Participaciones en otras sociedades (Anexo E y Notas 10.7. y 32)**	115.842	119.351
	En entidades financieras	70.540	73.670
	Otras	45.302	45.681
G	**Créditos diversos (Nota 10.8.)**	708.750	623.161
	Impuesto a la ganancia mínima presunta - crédito fiscal	25.107	-
	Otros (Nota 18)	703.999	649.320
	Otros intereses devengados a cobrar	1.698	1.698
	Previsiones (Anexo J)	(22.054)	(27.857)
H	**Bienes de uso (Anexo F y Nota 10.9.)**	87.238	89.409
I	**Bienes diversos (Anexo F y Nota 10.9.)**	23.575	23.797
J	**Bienes intangibles (Anexo G y Nota 10.11.)**	5.116	6.263
	Gastos de organización y desarrollo	5.116	6.263
K	**Partidas pendientes de imputación**	1.152	2.606
	TOTAL DE ACTIVO	8.854.133	9.037.082

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de Agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL

Correspondiente al período económico finalizado el 30/06/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

PASIVO	2005	2004
L Depósitos (Anexos H e I y Notas 10.3.,10.12. y 31)	**438.795**	**236.392**
Sector Público no Financiero	33.485	20.006
Sector Financiero	4.276	4.389
Sector Privado no Financiero y Residentes en el exterior	401.034	211.997
Cuentas corrientes	14.760	17.473
Cajas de Ahorro	115.902	73.875
Plazo Fijo	227.242	34.550
Cuentas de Inversión	34.450	80.260
Otros	5.634	4.945
Intereses y diferencias de cotización devengados a pagar	3.046	894
Otras obligaciones por intermediación financiera (Anexo I y Notas 10.3.,10.13. y 10.14.)	**6.069.873**	**6.512.749**
Banco Central de la República Argentina	2.011.206	2.198.115
Otros	2.011.206	2.198.115
Bancos y Organismos internacionales	491.309	490.848
Obligaciones negociables no subordinadas (Nota 19)	2.345.817	2.717.257
Montos a pagar por compras contado a liquidar y a término	1.052.210	976.854
Especies a entregar por ventas contado a liquidar y a término	2.398	13.543
Primas por opciones lanzadas	2.251	3.452
Financiaciones recibidas de entidades financieras locales	55.600	-
Otras (Nota 22)	42.543	51.310
Intereses y diferencias de cotización devengados a pagar	66.539	61.370
N Obligaciones Diversas	**49.892**	**47.312**
Honorarios	6.732	5.817
Otras (Nota 23)	43.160	41.495
Previsiones (Anexo J y Notas 10.10., 10.15. y 24.)	**250.433**	**275.781**
Q Partidas pendientes de imputación	**813**	**5.688**
TOTAL DE PASIVO	**6.809.806**	**7.077.922**
PATRIMONIO NETO (según estado respectivo) (Nota 10.19.)	**2.044.327**	**1.959.160**
TOTAL DE PASIVO MAS PATRIMONIO NETO	**8.854.133**	**9.037.082**

Las notas y anexos son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 10 de Agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE RESULTADOS

Correspondiente al período económico finalizado el 30/06/2005
Comparativo con igual período del ejercicio anterior
En miles de pesos

		2005	2004
A	**Ingresos Financieros**	365.767	395.265
	Intereses por disponibilidades	595	334
	Intereses por préstamos al sector financiero	673	74
	Intereses por adelantos	3.259	1.564
	Intereses por documentos	1	7
	Intereses por préstamos hipotecarios	71.204	83.156
	Intereses por préstamos prendarios	158	2
	Intereses por préstamos de tarjetas de crédito	608	-
	Intereses por otros préstamos	9.950	5.268
	Intereses por otros créditos por intermediación financiera	17.209	18.168
	Resultado neto de títulos públicos y privados	60.808	58.197
	Resultado neto por opciones	1.643	-
	Resultado por préstamos garantizados - Decreto 1387/01	17.796	28.486
	Ajuste por cláusula CER	89.906	33.045
	Ajuste por cláusula CVS	1.676	59.237
	Otros (Nota 25)	90.281	107.727
B	**Egresos Financieros**	246.856	148.714
	Intereses por depósitos en cuentas corrientes	231	42
	Intereses por depósitos en cajas de ahorro	1.291	570
	Intereses por depósitos a plazo fijo	3.395	314
	Intereses por financiaciones del sector financiero	158	4.464
	Intereses por otras obligaciones por intermediación financiera	82.591	51.491
	Otros intereses	22.293	23.721
	Resultado neto por opciones	-	7.261
	Ajuste por cláusula CER	117.178	53.671
	Otros (Nota 25)	19.719	7.180
	MARGEN BRUTO DE INTERMEDIACION	118.911	246.551
C	**Cargo por incobrabilidad**	10.064	10.603
D	**Ingresos por servicios**	35.903	32.957
	Vinculados con operaciones activas	1.117	-
	Vinculados con operaciones pasivas	1.689	1.533
	Otros (Nota 26)	33.097	31.424
E	**Egresos por servicios**	14.272	12.743
	Comisiones	4.073	5.677
	Otros (Nota 27)	10.199	7.066

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 10 de Agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE RESULTADOS

Correspondiente al período económico finalizado el 30/06/2005
Comparativo con igual período del ejercicio anterior
En miles de pesos

		2005	2004
G	**Gastos de Administración**	**57.013**	**45.395**
	Gastos en personal	29.744	24.545
	Honorarios a directores y síndicos	956	959
	Otros honorarios	3.878	1.882
	Propaganda y publicidad	3.967	1.419
	Impuestos	4.517	4.627
	Otros gastos operativos (Nota 28)	11.828	10.554
	Otros	2.123	1.409
	RESULTADO NETO POR INTERMEDIACION FINANCIERA	**73.465**	**210.767**
	Utilidades diversas	**51.314**	**46.504**
	Resultado por participaciones permanentes	-	7.194
	Intereses punitorios	4.448	4.364
	Créditos recuperados y previsiones desafectadas	38.324	26.630
	Otros (Nota 29)	8.542	8.316
J	**Pérdidas diversas**	**44.260**	**95.628**
	Resultado por participaciones permanentes	3.510	-
	Intereses punitorios y cargos a favor del BCRA	8	18
	Cargo por incob. de créditos diversos y otras previsiones	31.399	21.923
	Otros (Nota 30)	9.343	73.687
	RESULTADO NETO ANTES DEL IMPUESTO A LAS GANANCIAS	**80.519**	**161.643**
	RESULTADO NETO DEL PERIODO - GANANCIA	**80.519**	**161.643**

Las notas y anexos son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de Agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

ESTADO DE EVOLUCION DEL PATRIMONIO NETO

Correspondiente al período económico finalizado el 30/06/2005
Comparativo con igual período del ejercicio anterior
En miles de pesos

Movimientos	Capital Social	Aportes no Capitalizados		Ajustes al Patrimonio	Reserva de Utilidades		Resultados no asignados	Total del período 30/06/2005	Total del período 30/06/2004
		Primas de emisión de acciones	Aportes Irrevocables p/futuros aumentos de capital		Legal	Otras			
1. Saldos al comienzo del ejercicio	1.500.000	-	1	1.797.623	1.022.078	169.608	(2.530.150)	1.959.160	1.680.825
2. Ajuste de resultados de ejercicios anteriores (Nota 40)							4.648	4.648	(5.176)
3. Subtotal	1.500.000	-	1	1.797.623	1.022.078	169.608	(2.525.502)	1.963.808	1.675.649
4. Resultado neto del período							80.519	80.519	161.643
5. Saldos al cierre del período	1.500.000	-	1	1.797.623	1.022.078	169.608	(2.444.983)	2.044.327	1.837.292

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
10 de Agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ESTADO DE ORIGEN Y APLICACION DE FONDOS

Correspondiente al período económico finalizado el 30/06/2005
Comparativo con igual período del ejercicio anterior
En miles de pesos

	2005	2004
Variación de fondos		
Disponibilidades al inicio del ejercicio	316.423	379.002
Aumento (disminución) de los fondos	(28.428)	(24.734)
Disponibilidades al cierre del período	287.995	354.268
Causas de variación de los fondos en moneda homogénea		
Más:		
Ingresos financieros cobrados	253.952	341.631
Ingresos por servicios cobrados	35.903	32.957
Menos:		
Egresos financieros pagados	112.565	304.129
Egresos por servicios pagados	14.272	12.743
Gastos de administración pagados	52.801	41.563
Fondos originados en las operaciones ordinarias	110.217	16.153
Otras causas de origen de fondos	461.527	435.665
Aumento neto de depósitos	202.403	62.902
Aumento neto de otros pasivos	3.756	-
Disminución neta de titulos Publicos y privados	142.623	24.313
Disminución neta de préstamos	-	60.562
Disminución neta de Otros Creditos por Intermediación financiera	96.678	-
Disminución neta de otros activos	-	287.876
Otros orígenes de fondos	16.067	12
Total de orígenes de fondos	571.744	451.818
Otras causas de aplicación de fondos	600.172	476.552
Aumento neto de préstamos	38.095	-
Aumento neto de otros créditos por intermediación financiera	-	212.925
Aumento neto de otros activos	56.191	-
Disminución neta de otras obligaciones por intermediación financiera	505.886	187.682
Disminución neta de otros pasivos	-	75.945
Total de aplicaciones de fondos	600.172	476.552
Aumento (disminución) de los fondos	(28.428)	(24.734)

Las notas y anexos son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de Agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Fiammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

CUENTAS DE ORDEN

Correspondiente al período económico finalizado el 30/06/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

	2005	2004
DEUDORAS	12.676.104	11.969.691
Contingentes	8.566.466	8.425.700
Créditos obtenidos (saldos no utilizados)	80.683	-
Garantías recibidas	1.563.174	1.688.851
Otras no comp. en las normas de clasif. de deudores	4.249.416	4.072.410
Cuentas contingentes deudoras por contra	2.673.193	2.664.439
De control	2.945.966	3.526.619
Créditos clasificados irrecuperables	980.879	921.208
Otras	1.888.102	2.578.917
Cuentas de control deudoras por contra	76.985	26.494
De derivados	1.163.672	17.372
Valor "nocional" de opciones de ventas tomadas	57.238	-
Valor "nocional" de operac. a térm. sin entrega del subyacente	558.059	-
Cuentas de derivados deudoras por contra	548.375	17.372
ACREEDORAS	12.676.104	11.969.691
Contingentes	8.566.466	8.425.700
Créditos acordados (saldos no utilizados) comp. en las normas de clasif. de deudores (Anexos B, C y D)	43.794	9.468
Garantías otorgadas al BCRA	863.103	911.197
Otras garantías no comp. en las normas de clasif. de deudores	606.175	569.707
Cuentas contingentes acreedoras por contra	7.053.394	6.935.328
De control	2.945.966	3.526.619
Valores por acreditar	78.839	28.319
Cuentas de control acreedoras por contra	2.867.127	3.498.300
De Derivados	1.163.672	17.372
Valor "nocional" de opciones por compra lanzadas	12.340	17.372
Valor "nocional" de opc. a term sin entrega del subyacente	536.035	-
Cuentas de derivados acreedoras por el contra.	615.297	-

Las notas y anexos son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de Agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

DETALLE DE TITULOS PUBLICOS Y PRIVADOS
Correspondiente al período económico finalizado el 30/06/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

Denominación	Identificación	Tenencia			Posición sin opciones	Opciones	Posición final
		Valor de mercado	Saldo según libros 30/06/2005	Saldo según libros 31/12/2004			
TITULOS PUBLICOS CON COTIZACION							
- Tenencias en cuentas de inversión							
Del País		18.144	20.697	262.876	20.697	-	20.697
En moneda extranjera		18.144	20.697	262.876	20.697	-	20.697
Boden 2012 - Bono Compensación	ARR6123=BA	18.144	20.697	262.876	20.697	-	20.697
Subtotal en cuentas de inversión		18.144	20.697	262.876	20.697	-	20.697
- Tenencias para operaciones de compra-venta o intermediación							
Del País		239.575	239.575	115.101	239.575	-	239.575
En pesos		224.185	224.185	115.101	224.185	-	224.185
Bonos del Gobierno Nacional en pesos 2 % - 2007	BODEN 2007	40.369	40.369	31.007	40.369	-	40.369
Bonos del Gobierno Nacional en pesos 2 % - 2008	BODEN 2008	75.841	75.841	38.152	75.841	-	75.841
Bocon Consolidación 4a serie - 2%	PRO 12	19.708	19.708	16.000	19.708	-	19.708
Bono Garantizado	BOGAR 2018	19.022	19.022	2.285	19.022	-	19.022
Bocon Proveedores Dólar 4° Serie	PRE VIII	41.800	41.800	27.657	41.800	-	41.800
Bocon Previsional Pesos 3° Serie	PRE V	263	263	-	263	-	263
Bocon Proveedores Pesos 4° Serie	PRO VII	240	240	-	240	-	240
Par Bond Pesos	PAVP	7.009	7.009	-	7009	-	7.009
Discount Bond Pesos	DIVP	14.486	14.486	-	14486	-	14.486
Bonos del Gobierno Nacional en pesos - 2014	BODEN 2014	5.447	5.447	-	5447	-	5.447
En moneda extranjera		15.390	15.390	-	15.390	-	15.390
Bonos del Gobierno Nacional - 2012	BODEN 2012	15.390	15.390	-	15390	-	15.390
Subtotal en compra-venta o intermediación		239.575	239.575	115.101	239.575	-	239.575
TOTAL DE TITULOS PUBLICOS CON COTIZACION		257.719	260.272	377.977	260.272	-	260.272

Guillermo C. Martínez
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha 10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel E. Martial
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (A) Continuación

DETALLE DE TITULOS PUBLICOS Y PRIVADOS
Correspondiente al período económico finalizado el 30/06/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

Denominación	Identificación	Tenencia			Posición sin opciones	Opciones	Posición final
		Valor de mercado	Saldo según libros 30/06/2005	Saldo según libros 31/12/2004			
TITULOS PUBLICOS SIN COTIZACION							
Del País		-	237.275	234.704	237.275	-	237.275
En pesos		-	237.275	200.252	237.275	-	237.275
Bonos Garantizados del Gobierno Nacional	BOGAR		207.019	197.217	207.019	-	207.019
Discount Bond Pesos		-	30.256	-	30.256	-	30.256
Bonos del Tesoro mediano plazo 11.25% -2004	ARTY04FD3=ME	-	-	126	-	-	-
Bonos del Tesoro mediano plazo 8.755% -2002	ARTY02FD3=ME	-	-	270	-	-	-
Bocon Proveedores Dólar 2a. Serie	PRO IV	-	-	440	-	-	-
Bocon Proveedores Pesos 3a. Serie	PRO V	-	-	376	-	-	-
Bocon Proveedores Pesos 3a. Serie	PRO IX	-	-	334	-	-	-
Otros títulos públicos		-	-	1.489	-	-	-
En moneda extranjera		-	-	34.452	-	-	-
Letras Externas de la República Argentina		-	-	34.452	-	-	-
TOTAL DE TITULOS PUBLICOS SIN COTIZACION		-	237.275	234.704	237.275	-	237.275
INVERSIONES EN TITULOS PRIVADOS CON COTIZACION							
- Otros representativos de capital							
Del País		35.483	35.483	49.233	35.483	-	35.483
En pesos		7.960	7.960	36.088	7.960	-	7.960
CHA 1ra. Serie		379	379	521	379	-	379
CHA 2a Serie		1.086	1.086	2.763	1.086	-	1.086
CHA 3ra. Serie		841	841	-	841	-	841
CHA 4ra. Serie		1.057	1.057	-	1.057	-	1.057
Red Mutual		-	-	2.246	-	-	-
Aluar S.A.		-	-	2.096	-	-	-
Bansud S.A.		920	920	8.856	920	-	920
Siderar. S.A.		-	-	4.987	-	-	-
Hidroeléctrica Piedra del Aguila clase C - 31/12/2013		-	-	5.071	-	-	-
Hidroeléctrica Piedra del Aguila clase D - 31/12/2013		-	-	633	-	-	-
Petrobras Energía Partic. S.A.		1.589	1.589	-	1.589	-	1.589
Telecom S.A.		2.088	2.088	6.879	2.088	-	2.088
Transportadora Gas del Sur		-	-	1.906	-	-	-
Título de Deuda Fid. Tarjeta Shopping - 5ta. Serie		-	-	130	-	-	-
En moneda extranjera		27.523	27.523	13.145	27.523	-	27.523
Obligaciones Negociables Bco. Galicia 2010		15.964	15.964	13.145	15.964	-	15.964
Transportadora Gas del Sur S.A.		8.425	8.425	-	8.425	-	8.425
Acindar S.A.		3.134	3.134	-	3.134	-	3.134
TOTAL DE INVERSIONES EN TITULOS PRIVADOS CON COTIZACION		35.483	35.483	49.233	35.483	-	35.483
INSTRUMENTOS EMITIDOS POR EL BCRA							
- Instrumentos emitidos por B.C.R.A.		140.547	140.547	154.286	140.547	-	140.547
Letras del Banco Central Republica Argentiena	ARVEY43=BA	114.109	114.109	144.355	114.109	-	114.109
Letras del B.C.R.A. por operaciones de pase		-	-	9.931	-	-	-
Notas del B.C.R.A.		26.438	26.438	-	26.438	-	26.438
TOTAL DE INSTRUMENTOS EMITIDOS POR EL BCRA		140.547	140.547	154.286	140.547	-	140.547
TOTAL		433.749	673.577	816.300	673.577	-	673.577

Guillermo C. Martínez
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha 10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T°1 - F°17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (B)

CLASIFICACION DE LAS FINANCIACIONES POR SITUACION Y GARANTIAS RECIBIDAS

Correspondiente al período económico finalizado el 30/06/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

CARTERA COMERCIAL	2005	2004
En situación normal	**1.263.942**	**1.219.422**
Con garantías y contragarantías preferidas "B"	545	659
Sin garantías ni contragarantías preferidas	1.263.397	1.218.763
Con seguimiento especial	**733**	**1.040**
Con garantías y contragarantías preferidas "B"	726	1.037
Sin garantías ni contragarantías preferidas	7	3
Con alto riesgo de insolvencia	**1.212**	**1.212**
Con garantías y contragarantías preferidas "B"	-	-
Sin garantías ni contragarantías preferidas	1.212	1.212
Irrecuperable	**4.079**	**3.396**
Con garantías y contragarantías preferidas "B"	158	153
Sin garantías ni contragarantías preferidas	3.921	3.243
Irrecuperable por disposición técnica	**-**	**1.019**
Con garantías y contragarantías preferidas "B"	-	-
Sin garantías ni contragarantías preferidas	-	1.019
TOTAL CARTERA COMERCIAL	1.269.966	1.226.089

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de Agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ANEXO (B)

Continuación

CLASIFICACION DE LAS FINANCIACIONES POR SITUACION Y GARANTIAS RECIBIDAS

Correspondiente al período económico finalizado el 30/06/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

CARTERA DE CONSUMO Y VIVIENDA	2005	2004
Cumplimiento normal	1.468.764	1.489.566
Con garantías y contragarantías preferidas "B"	1.302.459	1.376.632
Sin garantías ni contragarantías preferidas	166.305	112.934
Cumplimiento inadecuado	94.669	103.167
Con garantías y contragarantías preferidas "B"	86.547	96.529
Sin garantías ni contragarantías preferidas	8.122	6.638
Cumplimiento deficiente	51.185	59.212
Con garantías y contragarantías preferidas "B"	45.869	54.057
Sin garantías ni contragarantías preferidas	5.316	5.155
De difícil recuperación	69.698	85.851
Con garantías y contragarantías preferidas "B"	58.115	71.757
Sin garantías ni contragarantías preferidas	11.583	14.094
Irrecuperable	156.221	173.678
Con garantías y contragarantías preferidas "B"	44.470	56.825
Sin garantías ni contragarantías preferidas	111.751	116.853
Irrercuperable por disposición Técnica	30.641	38.872
Con garantías y contragarantías preferidas "B"	24.285	31.202
Sin garantías ni contragarantías preferidas	6.356	7.670
TOTAL CARTERA DE CONSUMO Y VIVIENDA	1.871.178	1.950.346
TOTAL GENERAL	3.141.144	3.176.435

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 10 de Agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

CONCENTRACION DE LAS FINANCIACIONES

Correspondiente al período económico finalizado el 30/06/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

Número de clientes	FINANCIACIONES			
	2005		2004	
	Saldo de deuda	% sobre cartera total	Monto	% sobre cartera total
10 mayores clientes	1.164.718	37,08%	1.102.779	34,72%
50 siguientes mayores clientes	106.398	3,39%	125.237	3,94%
100 siguientes mayores clientes	22.152	0,71%	19.398	0,61%
Resto de clientes	1.847.876	58,82%	1.929.021	60,73%
Total	3.141.144	100%	3.176.435	100%

Véase nuestro informe de fecha
10 de Agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (D)

APERTURA POR PLAZOS DE LAS FINANCIACIONES

Correspondiente al periodo económico finalizado el 30/06/2005

En miles de pesos

Concepto	Cartera vencida	Plazos que restan para su vencimiento						
		1 mes	3 meses	6 meses	12 meses	24 meses	más de 24 meses	Total
Sector público no financiero	4.866	3.126	3.691	3.062	9.963	45.568	790.139	860.415
Sector financiero	-	6.678	-	-	-	-	-	6.678
Sector privado no financiero y residentes en el exterior	46.084	356.184	70.960	60.466	124.058	171.177	1.445.122	2.274.051
Total	50.950	365.988	74.651	63.528	134.021	216.745	2.235.261	3.141.144

Guillermo C. Martínz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
10 de Agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (E)

D. ALLE DE PARTICIPACIONES EN OTRAS SOCIED. S

Correspondiente al periodo económico finalizado el 30/06/2005
Comparativo con el cierre del ejercicio anterior

En miles de pesos

	Concepto	Acciones y/o cuotas partes				Importe al 30/06/2005	Importe al 31/12/2004	Información sobre el emisor				
									Datos del último estado contable			
	Denominación	Clase	Valor nominal unitario	Votos por acción	Cantidad			Actividad principal	Fecha de cierre del período/ejercicio	Capital Social	Patrimonio neto	Resultado del período/ejercicio
	- **En Entidades Financieras, actividades complementarias y autorizadas**											
	Controladas - del país											
	- BACS Banco de Crédito y Securitización S.A.	ordinarias	1	1	43.750.000	70.540	73.670	Bancaria	30/06/2005	62.500	100.771	(4.473)
	- BHN Sociedad de Inversión S.A.	ordinarias	1	1	17.999.920	41.996	42.472	Inversión	31/03/2005	18.000	42.000	(260)
(*)	- V.R.Tasaciones y Certificaciones S.A.	ordinarias	1	1	200.000	-	-	Tasaciones y certificaciones	31/12/2000	200	s/d	s/d
	Subtotal controladas - del país					112.536	116.142					
	- **En Otras Sociedades**											
	Controladas - del país											
	- BHN Inmobiliaria S.A.	ordinarias	1	1	1.899.880	3.295	3.198	Intermed. oper. Inmobiliarias	31/12/2004	1.900	3.295	283
	Subtotal controladas - del país					3.295	3.198					
	No controladas - del país											
(*)	- BHN Vida S.A.	ordinarias	1	1	120	-	-	Aseguradora	31/03/2005	5.112	6.220	(173)
(*)	- BHN Seguros Generales S.A.	ordinarias	1	1	120	-	-	Aseguradora	31/03/2005	5.112	7.381	(59)
	- Mercado Abierto Electrónico S.A.	ordinarias	1.200	1	1	4	4	Merc. abierto de valores mob.	30/09/2003	1.361	4.092	1.886
	- ACH S.A.	ordinarias	1	1	2.500	7	7	Comp. elect. de medios de pago	31/12/2001	250	1.835	384
(*)	- V.R. Particulares S.A.	ordinarias	1	1	15.000	-	-	Administración de consorcios	31/12/2000	120	s/d	s/d
	Subtotal no controladas - del país					11	11					
	Total de participaciones en otras sociedades					115.842	119.351					

(*) VALOR DE PARTICIPACIÓN EN PESOS

- BHN Vida S.A.	120
- BHN Seguros Generales S.A.	120
- BHN Seguros de Crédito Hipotecario S.A.	120
- V.R. Tasaciones y Certificaciones S.A.	1
- V.R. Particulares S.A.	1

Véase nuestro informe de fecha 10 de Agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T°1 - F°17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ANEXO (F)

MOVIMIENTO DE BIENES DE USO Y BIENES DIVERSOS

Correspondiente al período económico finalizado el 30/06/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

Concepto	Valor residual al inicio del ejercicio	Incorporaciones	Transferencias	Bajas	Pérdidas por desvalorización	Depreciaciones del período		Valor residual al cierre del período 30/06/2005	Valor residual al cierre del ejercicio 31/12/2004
						Años de vida útil asignados	Importe		
BIENES DE USO									
- Inmuebles	80.983					50	895	80.088	80.983
- Mobiliario e Instalaciones	4.827	80				10	867	4.040	4.827
- Maquinas y equipos	1.098	128				5	312	914	1.098
- Equipos de computación	2.344	390				3	717	2.017	2.344
- Vehículos	0	41				5	1	40	0
- Diversos	157	16				5	34	139	157
Total	89.409	655	-	-	-		2.826	87.238	89.409
BIENES DIVERSOS									
- Obras en Curso	6.185	1.258					-	7.443	6.185
- Obras de Arte y Piezas de Colección	195						-	195	195
- Bienes dados en alquiler	5.648					50	68	5.580	5.648
- Bienes tomados en defensa del crédito	2.669	2.239		3.164		-	17	1.727	2.669
- Otros bienes diversos	9.100			362		50	108	8.630	9.100
Total	23.797	3.497	-	3.526	-		193	23.575	23.797

Guillermo C. Martínz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
10 de Agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

DETALLE DE BIENES INTANGIBLES
Correspondiente al período económico finalizado el 30/06/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

Concepto	Valor residual al inicio del ejercicio	Incorpora-ciones	Transferen-cias	Bajas	Pérdidas por desvalori-zación	Amortizaciones del ejercicio		Valor residual al cierre del período 30/06/2005	Valor residual al cierre del ejercicio 31/12/2004
						Años de vida útil asignados	Importe		
Gastos de organización y desarrollo	6.263	46	-	-	-	3	1.193	5.116	6.263
Total	6.263	46	-	-	-		1.193	5.116	6.263

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
10 de Agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (H)

CONCENTRACION DE LOS DEPOSITOS

Correspondiente al período económico finalizado el 30/06/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

Número de clientes	2005		2004	
	Saldo de Deuda	% sobre cartera total	Saldo de Deuda	% sobre cartera total
10 mayores clientes	145.095	33,07%	71.864	30,40%
50 siguientes mayores clientes	123.715	28,19%	36.527	15,45%
100 siguientes mayores clientes	26.705	6,09%	14.930	6,32%
Resto de clientes	143.280	32,65%	113.071	47,83%
Total	438.795	100%	236.392	100%

Véase nuestro informe de fecha
10 de Agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (I)

APERTURA POR PLAZO[illegible] LOS DEPOSITOS, OTRAS OBLIGACIONES POR INTERMEDIA[illegible] FINANCIERA Y OBLIGACIONES NEGOCIABLES SUBORDINADAS

Correspondiente al período económico finalizado el 30/06/2005

En miles de pesos

Concepto	Plazos que restan para su vencimiento						
	1 mes (*)	3 meses (*)	6 meses (*)	12 meses (*)	24 meses (*)	más de 24 meses (*)	Total
Depósitos	347.834	78.089	8.430	4.432	10	-	438.795
- Depósito a Plazo Fijo	146.542	78.089	8.430	4.432	10	-	237.503
- Cuenta de Inversión	34.984	-	-	-			34.984
- Cajas de Ahorro	123.356	-	-	-	-	-	123.356
- Cuentas Corrientes	25.097	-	-	-	-	-	25.097
- Otros Depósitos	17.855	-	-	-	-	-	17.855
Otras obligaciones por intermediación financiera (OOIF)	277.412	248.656	6.311	57.816	135.833	4.287.786	5.013.814
- Banco Central de la República Argentina							
Otros	-	-	-	-	-	2.011.206	2.011.206
- Bancos y organismos internacionales							
Facilidades Corto Plazo en Dólares	2.570	193.765	-	57.816	86.724	-	340.875
Facilidades Garantizadas en dólares	-	26.757	-	-	23.577	94.310	144.644
Facilidades Largo Plazo - Tasa Flotante	-	66	-		-	17.403	17.469
Facilidades Largo Plazo - Tasa Fija	-	-	-		-	-	
- Obligaciones negociables no subordinadas							
EMTN Serie III	2.674	-	-	-	-	-	2.674
GMTN Serie I	45.978	-	-	-	-	-	45.978
GMTN Serie IV	2.185	-	-	-	-	-	2.185
GMTN Serie VI	2.876	-	-	-	-	-	2.876
GMTN Serie XVI	42.128	-	-	-	-	-	42.128
GMTN Serie XVII	3.476	-	-	-	-	-	3.476
GMTN Serie XXII	841	-	-	-	-	-	841
GMTN Serie XXIII	28.077	-	-	-	-	-	28.077
GMTN Serie XXIV	22.938	-	-	-	-	-	22.938
GMTN Serie XXV	25.487	-	-	-	-	-	25.487
Bono Garantizado en dólares	-	28.068	-	-	24.732	98.929	151.729
Bono Largo Plazo en dólares	-	-	3.515	-	-	1.142.317	1.145.832
Bono Largo Plazo en euros	-	-	2.796	-	-	923.621	926.417
- Otros							
Otros	98.182	-	-		-	-	98.182
Total	625.246	326.745	14.741	62.248	135.843	4.287.786	5.451.809

(*) La exposición de los presentes importes se efectúan de acuerdo con cláusulas contractuales.

Guillermo C. Martínez
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha 10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (J)

MOVIMIENTO DE PREVISIONES

Correspondiente al período económico finalizado el 30/06/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

Detalle	Saldos al comienzo del ejercicio	Aumentos en moneda homogénea	Disminuciones en moneda homogénea		Saldos al final del período 30/06/2005	Saldos al final del ejercicio 31/12/2004
			Desafectaciones	Aplicaciones		
REGULARIZADORAS DEL ACTIVO						
Préstamos						
Por riesgo de incobrabilidad y desvalorización (a)	287.142	4.399		33.218	258.323	287.142
Otros créditos por Intermediación Financiera						
Por riesgo de incobrabilidad y desvalorización (b)	47.258	5.665	-	-	52.923	47.258
Créditos diversos						
Por riesgo de incobrabilidad y desvalorización (c)	27.857	-	-	5.803	22.054	27.857
Total	362.257	10.064	-	39.021	333.300	362.257
DEL PASIVO						
Otras contingencias (d)	275.781	31.399	-	56.747	250.433	275.781
Total	275.781	31.399	-	56.747	250.433	275.781

a) POR RIESGO DE INCOBRABILIDAD DE PRESTAMOS: Se originan en el análisis del riesgo de incobrabilidad de la cartera de préstamos efectuada por el Banco, que contempla las normas establecidas por el Banco Central de la República Argentina y estimaciones realizadas durante el período según lo indicado en Notas 12 y 13.

b) POR RIESGO DE INCOBRABILIDAD DE OTROS CREDITOS POR INTERMEDIACION FINANCIERA: Refleja la eventual incobrabilidad de créditos hipotecarios cedidos en fideicomiso pendiente de titulización.

c) POR RIESGO DE INCOBRABILIDAD DE CREDITOS DIVERSOS: Se constituyó para cubrir eventual incobrabilidad de créditos diversos.

d) OTRAS CONTINGENCIAS: Es utilizada al efecto de previsionar resultados contingentes por juicios, honorarios mandatarios judiciales, ciertos gastos relacionados con la reestructuración administrativa encarada por el Banco, cláusula de Stock Appreciation Right -StARS - (Nota 2), régimen de retribuciones por participación en las ganancias y apreciación del valor accionario (Nota 24). Asimismo el saldo al 30/06/2005 y al 31/12/2004 comprende la reserva por siniestros pendientes, de acuerdo a Normas de la Superintendencia de Seguros de la Nación.

Véase nuestro informe de fecha 10 de Agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)

Guillermo C. Martínez
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

COMPOSICION DEL CAPITAL SOCIAL

Correspondiente al período económico finalizado el 30/06/2005
En miles de pesos

Acciones			Capital Social					
Clase	Cantidad	Votos por acción	Emitido		Pendiente de emisión o distribución	Asignado	Integrado	No integrado
			En circulación	En cartera				
Ordinarias Escriturales	150.000.000	(1)	1.500.000	-	-	-	1.500.000	-
Total			1.500.000	-	-	-	1.500.000	-

(1) Ver Nota 9 a los Estados Contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
10 de Agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

BANCO HIPOTECARIO

ANEXO (L)

SALDOS EN MONEDA EXTRANJERA

Correspondiente al período económico finalizado el 30/06/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

RUBROS	Casa matriz y sucursales en el país	Total del período al 30/06/2005	Total del período (por moneda)		Total del ejercicio al 31/12/2004
			U$S	EUROS	
ACTIVO					
Disponibilidades	214.618	214.618	205.158	9.460	253.594
Títulos públicos y privados	63.611	63.611	63.611	-	316.177
Préstamos	92.969	92.969	92.969	-	44.352
Otros créd. por interm. financiera	3.929.369	3.929.369	2.979.234	950.135	4.024.199
Créditos diversos	598.667	598.667	598.667	-	563.869
Partidas pend. de imputación	-	-	-	-	-
Total	4.899.234	4.899.234	3.939.639	959.595	5.202.191
PASIVO					
Depósitos	33.736	33.736	33.736	-	16.862
Otras obligaciones por interm. financ.	3.932.833	3.932.833	2.948.520	984.313	4.245.510
Obligaciones diversas	604	604	603	1	675
Partidas pend. de imputación	6	6	6	-	-
Total	3.967.179	3.967.179	2.982.865	984.314	4.263.047
CUENTAS DE ORDEN					
DEUDORAS (excepto cuentas deudoras por contra)	155.908	155.908	155.437	471	47.993
Contingentes	66.502	66.502	66.118	384	44.771
De control	32.168	32.168	32.081	87	3.222
De derivados	57.238	57.238	57.238	-	-
ACREEDORAS (excepto cuentas acreedoras por contra)	1.132.595	1.132.595	1.132.595	-	560.873
Contingentes	596.560	596.560	596.560	-	560.873
De derivados	536.035	536.035	536.035	-	-

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 10 de Agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

ANEXO (N)

ASISTENCIA A VINCULADOS

Correspondiente al período económico finalizado el 30/06/2005
Comparativo con el cierre del ejercicio anterior
En miles de pesos

Concepto / Situación	Normal	Riesgo potencial/ cumplim. inadec.	Con problemas/ cumplim. deficiente		Con alto riesgo de insolvencia /de dif.recup.		Irrecuperable	Irrecup. Por disp. Técnica	Total	
			No vencida	Vencida	No vencida	Vencida			30/06/2005	31/12/2004
1.Préstamos										
- Hipotecarios y prendarios	775	-	-	-	-	-	32	-	807	189
Con garantías y contragarantías preferidas "B"	775	-	-	-	-	-	32	-	807	189
2.Participación en otras sociedades	115.831	-	-	-	-	-	-	-	115.831	119.340
Total	116.606	-	-	-	-	-	32	-	116.638	119.529
Previsiones	8	-	-	-	-	-	32	-	40	63

Guillermo C. Martínz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
10 de Agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Gabriel R. Martini
Contador Público (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 Folio 24

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

1. COYUNTURA ECONOMICA Y SOCIAL ARGENTINA

A partir del año 2003, se ha observado una evolución favorable de la situación económica de la República Argentina, interrumpiéndose así un ciclo de recesión económica que había comenzado en la segunda mitad de 1998, acentuada a fines de 2001 y en la primera mitad de 2002, destacándose un proceso de recuperación de algunos indicadores económicos, tales como, disminución de las tasas de interés y de estabilización del mercado de cambios. El sistema financiero recompuso gradualmente su liquidez, registrando un incremento en el nivel de depósitos, al tiempo que ciertas líneas de préstamos han comenzado a mostrar tasas de crecimiento. No obstante la tendencia mencionada precedentemente, todavía subsiste un marco que tiene como indicadores altos niveles de desempleo y endeudamiento tanto público como privado.

Con fecha 18 de marzo de 2005, la República Argentina anunció los resultados finales de su oferta global para canjear ciertos instrumentos de deuda pública cuyos pagos se encuentran diferidos (los "Títulos Elegibles") con un monto elegible agregado (que representa el valor nominal e intereses vencidos e impagos) de aproximadamente US$ 81.800 millones, para un total de once series de Títulos Par, Títulos Cuasipar y Títulos Discount y cinco series de Unidades Ligadas al PBI.

En el canje de deuda lanzado el 14 de enero y que venciera el 25 de febrero de 2005, participaron tenedores de títulos elegibles que mantenían aproximadamente el 76,15% del monto sujeto a reestructuración, por un monto equivalente a aproximadamente US$ 62.300 millones (representando aproximadamente US$ 62.500 millones equivalentes a valor nominal pendiente de pago).

Superado los procesos judiciales que se estaban llevando a cabo en Estados Unidos relacionados con la suspensión de pagos declarada por el País a comienzo de 2002, el 2 de junio de 2005, la República Argentina anunció la conclusión definitiva del canje de deuda y procedió a partir de esa fecha a materializar la entrega de los nuevos títulos de deuda.

Adicionalmente, el Gobierno Nacional llegó a un acuerdo con el Fondo Monetario Internacional para extender por un año los plazos de los vencimientos que se producían entre el 20 de mayo de 2005 y el 28 de abril de 2006, por aproximadamente US$ 2.500 millones.

El 4 de agosto de 2005, el Gobierno Nacional procedió a abonar aproximadamente US$ 1.580 millones en concepto de cancelación del primer vencimiento de capital de BODEN 2012, el principal título surgido con posterioridad a la declaración de la suspensión de pagos de la deuda externa efectuada en diciembre de 2001.

El 6 de enero de 2002, el Gobierno Nacional sancionó la Ley 25561 (Ley de emergencia pública y reforma del régimen cambiario) que implicó un profundo cambio del modelo económico vigente hasta ese momento, y que incluyó la Ley de Convertibilidad sancionada en marzo de 1991. Con posterioridad, el Gobierno Nacional anunció nuevas medidas económicas que se instrumentaron a través de diferentes disposiciones legales, que afectaron significativamente el negocio bancario y el régimen cambiario. Asimismo, los cambios en la situación

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

económica hicieron que el Gobierno Nacional continúe tomando resoluciones que reglamentan y modifican las medidas iniciales citadas.

A continuación se enumeran las principales medidas adoptadas por el Gobierno Nacional y que tuvieron efecto sobre la actividad bancaria y en particular sobre este Banco.

Régimen Cambiario

Se estableció a partir del 11 de febrero de 2002 un mercado único y libre de cambios por el cual se cursan todas las operaciones de cambio de divisas extranjeras las que se realizan al tipo de cambio que sea libremente pactado de acuerdo con los requisitos que establece el Banco Central de la República Argentina (BCRA).

Préstamos en moneda extranjera

Los préstamos otorgados por el sistema financiero argentino en dólares estadounidenses u otra moneda extranjera con anterioridad al 6 de enero fueron convertidos a pesos conforme a las siguientes pautas: (i) al Sector Privado no Financiero a la paridad de $1,00 por dólar estadounidense o su equivalente en otra moneda extranjera, (ii) al Sector Público no Financiero a la paridad de $1,40 por dólar estadounidense o su equivalente en otra moneda extranjera y (iii) al Sector Financiero a la paridad de $1,40 por dólar estadounidense o su equivalente en otra moneda extranjera. Dichas medidas contemplaron la aplicación a los préstamos otorgados al Sector Privado no Financiero y Sector Público no Financiero, a partir del 3 de febrero de 2002, del coeficiente de estabilización de referencia (CER) que tiende a reflejar la variación en el índice de precios al consumidor y de una tasa de interés reducida de acuerdo con la naturaleza de la operación. Posteriormente el Poder Ejecutivo modificó la reglamentación, exceptuando de la aplicación del CER a préstamos otorgados a personas físicas por entidades financieras. A partir del 1 de octubre de 2002 y hasta el 1 de abril de 2004, las obligaciones de pago contempladas precedentemente se actualizaron en función de la aplicación del Coeficiente de Variación Salarial (CVS) que publica el Instituto Nacional de Estadísticas y Censos (INDEC).

Como se menciona en Nota 17, sobre ciertos Fideicomisos en los cuales la entidad posee títulos de deuda y certificados de participación que han sido alcanzados por la pesificación de activos y pasivos en moneda extranjera dispuesta por Ley 25561 y Decreto 214, a la relación $1,00 por dólar estadounidense, por haberse constituido oportunamente bajo legislación argentina, existen reclamos de inversores extranjeros con respecto al mencionado proceso de pesificación efectuado y consecuentemente la definición de sus impactos económicos. Adicionalmente, la aplicación del coeficiente de estabilización de referencia (CER) produce un rendimiento asimétrico entre ciertos activos y pasivos de los Fideicomisos.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

Depósitos en moneda extranjera

– Los depósitos nominados en dólares u otra moneda extranjera en el sistema financiero han sido convertidos a pesos a la relación $1,40 por dólar estadounidense. A su vez, se dispuso que las entidades financieras cumplan con su obligación devolviendo pesos. A esos depósitos se les aplicó el CER y una tasa de interés mínima. Posteriormente se otorgó la posibilidad a los titulares de los depósitos, de optar por canjear los mismos por un menú de títulos públicos en pesos y moneda extranjera otorgando asistencias a las entidades financieras para afrontar el citado canje.

Concursos y quiebras

Con fecha 14 de febrero de 2002 se promulgó la Ley 25563 (Concursos y Quiebras) que declaró la emergencia productiva y crediticia originada en la situación de crisis por la que atravesó el país, hasta el 10 de diciembre de 2003.

Con fecha el 15 de mayo de 2002, el Congreso Nacional sancionó la Ley 25589 de Reforma de la Ley de Quiebras, que en líneas generales: permite a los acreedores adquirir el paquete accionario de la sociedad deudora, suspende el plazo de ejecución por 180 días corridos, reduce el periodo de exclusividad e incorpora el Acuerdo Preventivo Extrajudicial (APE).

Con fecha 17 de enero de 2005 fue sancionada la Ley 13302 de la Provincia de Buenos Aires, la cual establece que quedan suspendidas en el ámbito de la provincia por 180 días hábiles, las ejecuciones hipotecarias de inmuebles que tengan por objeto la vivienda única y familiar, siempre y cuando el monto de su valuación fiscal actual no supere la suma de noventa mil (90.000) pesos.

Asimismo, la citada ley provincial establece que el plazo citado en el párrafo anterior se extenderá a un (1) año en aquellas ejecuciones que tengan por objeto a la vivienda única, sea cual fuera el origen de la obligación, para aquellos deudores que se encontraran en situación de desocupados a la fecha de la sanción de la presente ley.

Sistema de refinanciación hipotecaria (Nota 8)

Con fecha 6 de noviembre de 2003, mediante Ley 25798, reglamentada por Decreto Nro. 1284/03, se dispuso la creación de un sistema de refinanciación para deudores hipotecarios y de una unidad de reestructuración con el objeto de analizar los mutuos concertados con anterioridad a la vigencia de la ley de convertibilidad (Ley 23928).

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

Medidas cautelares

Como consecuencia de las medidas adoptadas por el Gobierno Nacional se han presentado una importante cantidad de demandas ante la justicia contra el Estado Nacional y entidades financieras, reclamando en devolución sus depósitos en moneda de origen, dado que los mismos violan derechos constitucionales. A la fecha se desconoce el resultado final y el monto de dichas demandas.

Con fecha 26 de octubre de 2004 la Corte Suprema de Justicia de la Nación emitió un fallo en un juicio por un reclamo por la devolución de un depósito en la moneda de origen, convalidando por el voto de cinco de sus miembros la pesificación de los depósitos a la relación $1,40 por dólar estadounidense más el ajuste del CER.

Conversión de Deuda Pública Provincial

Mediante Decreto 1579/02, el Poder Ejecutivo dispuso que el Fondo Fiduciario para el Desarrollo Provincial asumiera las deudas provinciales instrumentadas en la forma de Títulos Públicos, Letras del Tesoro o Préstamos emitiendo Bonos Garantizados para ofrecerlos en pago de las deudas que mantienen las provincias con entidades bancarias y financieras.

Unidad de Reestructuración del Sistema Financiero

Mediante Decreto 1262 del 22 de mayo de 2003, el Poder Ejecutivo dispuso la creación de la Unidad de Reestructuración del Sistema Financiero ("URSF"), la que tiene por objeto definir la estrategia de reestructuración del sistema financiero.

Los impactos generados por estas circunstancias sobre la situación patrimonial y financiera de la Entidad al 30 de junio de 2005 se reconocieron de acuerdo con las normas establecidas por el BCRA y con las mejores estimaciones realizadas por la Gerencia de la Entidad.

2. PLAN INTEGRAL DE REESTRUCTURACION DE DEUDA FINANCIERA

Debido a los adversos cambios de significativa materialidad ocurridos durante el año 2002 en el país (Nota 1) y en especial la incidencia de los mismos en el sistema financiero, el Directorio del Banco decidió, con fecha 15 de agosto de 2002, iniciar un proceso de reestructuración de su deuda correspondiente a los siguientes capitales: i) Obligaciones negociables emitidas en el exterior por aproximadamente miles de pesos 2.849.254 y ii) Préstamos recibidos de bancos y otras entidades del exterior por aproximadamente miles de pesos 889.551, ambas cifras al 31 de diciembre de 2003.

En función de tal proceso de reestructuración y con la intención de brindar un tratamiento equitativo a los distintos acreedores involucrados, se decidió igualmente postergar, a partir del 16 de agosto de 2002, el pago de

Guillermo G. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

servicios de capital, interés y cualquier otro concepto vinculado a la deuda de que se trata, hasta tanto la misma fuese exitosamente reestructurada. Tal situación fue informada al BCRA, Comisión Nacional de Valores (CNV) y Bolsa de Comercio de Buenos Aires con fecha 16 de agosto de 2002.

Con fecha el 14 de agosto de 2003, el Banco efectuó el lanzamiento de la Oferta para todas sus series de obligaciones negociables y la totalidad de la deuda bancaria.

El 29 de diciembre de 2003 venció la recepción de ofertas al canje, aceptando el Banco todos los títulos existentes ofrecidos válidamente ante el cumplimiento de las condiciones para las ofertas de canje del Banco y la reestructuración simultanea de la totalidad de su deuda pendiente de pago con los acreedores bancarios. Con fecha 14 de enero de 2004 se efectuó la liquidación de la misma.

El monto de capital total final de títulos existentes al 29 de diciembre de 2003 ofrecido válidamente fue de miles de pesos 2.662.242, que representan aproximadamente 93% del monto del capital total de los títulos existentes a dicha fecha en circulación.

De los miles de pesos 889.551 en monto de capital total de deuda bancaria existente pendiente al 29 de diciembre de 2003, el 100% participó en la reestructuración de la misma.

Al 31 de diciembre de 2003, el Banco ha registrado: i) el impacto positivo por quitas de capital en el rubro Ingresos Financieros, en las líneas "Resultado reestructuración obligaciones negociables" y "Resultado reestructuración préstamos financieros", por miles de pesos 231.998 y 254.404, respectivamente, ii) la disminución de intereses devengados en el ejercicio 2003 regularizando el rubro Egresos Financieros por miles de pesos 209.280, iii) la disminución de intereses correspondientes al ejercicio 2002 en el rubro Utilidades Diversas por miles de pesos 88.016 y; iv) la constitución de una previsión de pasivo por miles de pesos 59.271 por la cláusula de Stock Appreciation Right ("StARS") comprendida en la emisión de ON y facilidades garantizadas a mediano plazo.

De conformidad con los compromisos asumidos, se constituyó un fideicomiso bajo la ley Argentina mediante un Contrato de Fideicomiso celebrado entre el Banco y ABN AMRO Bank NV, sucursal Argentina, transfiriendo el Banco como fiduciante con fecha 24 de diciembre de 2003, los correspondientes BODEN 2012 y Préstamos Garantizados del Gobierno Nacional. El Fideicomiso mantendrá los citados activos para beneficio de los tenedores de títulos de deuda garantizada y deuda financiera garantizada. El único objeto del Fideicomiso es garantizar el pago de intereses y capital adeudados respecto de la deuda financiera reestructurada garantizada, conformando sus activos exclusivamente BODEN, préstamos garantizados por el gobierno y el producido derivado de los mismos.

Con posterioridad al 14 de enero de 2004, fecha de liquidación de la operación de canje, el Banco continuó efectuando canjes de obligaciones negociables a tenedores que se adhirieron a la oferta en forma tardía. Al 30 de junio de 2005 dichos canjes alcanzaron en valor nominal miles de US$ 7.022 y miles de Euros 8.514.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

A la fecha de los presentes estados contables, el Banco ha honrado el monto total de los vencimientos de amortización e intereses de la Deuda Reestructurada.

3. COMPENSACIONES DEL GOBIERNO NACIONAL A ENTIDADES FINANCIERAS

3.1. PESIFICACIÓN ASIMÉTRICA

Mediante Decreto 905, el Gobierno Nacional dispuso la emisión de "Bonos Compensatorios del Gobierno Nacional" para compensar a las entidades financieras los efectos patrimoniales negativos generados por la transformación a pesos, a diferentes relaciones de cambio, de los créditos y obligaciones denominados en moneda extranjera conforme a lo establecido por la Ley 25561, el Decreto 214 y sus normas modificatorias o complementarias y para cubrir la diferencia negativa en la posición neta entre activos y pasivos denominados en moneda extranjera resultante de su transformación a pesos conforme lo establecido por las normas precedentemente referidas, facultando al BCRA para determinar la reglamentación.

Luego de sucesivas presentaciones originadas en observaciones formuladas por la Superintendencia de Entidades Financieras y Cambiarias y recomendaciones del Ministerio de Economía de la Nación, el 6 de abril de 2005, el Directorio del Banco decidió consentir la decisión del BCRA, la que da como resultado una disminución en el valor de la compensación de aproximadamente miles de pesos 47.201 al 31 de marzo de 2005. A tal efecto, en los presentes estados contables intermedios se registró dicha suma como incremento del pasivo con el BCRA, con contrapartida en previsiones pasivas por miles de pesos 30.000 y miles de pesos 17.201 imputados a Ajuste de Resultados de Ejercicios Anteriores, en razón de correcciones en las estimaciones oportunamente efectuadas (Nota 40).

Con el ajuste dispuesto, el Banco efectuó la presentación respecto al requerimiento informativo de los artículos 28 y 29 del Decreto 905 - Compensación a Entidades Financieras, que fue la siguiente:

- Compensación Bono del Gobierno Nacional en US$ 2012 (art. 29 inc. b, c y d): bono compensatorio - diferencia entre activos y pasivos pesificados a $1,00 por el diferencial del tipo de cambio $ 0,40, convertido a $1,40 por dólar estadounidense -: miles de US$ 360.810,9.

- Cobertura Bono del Gobierno Nacional en US$ 2012 (art. 29 inciso e). Bono cobertura - diferencia entre activos y pasivos en dólares estadounidenses, neto del bono compensatorio: miles de US$ 832.827,0.

En septiembre de 2002 el BCRA acreditó miles de US$ 344.050 en BODEN 2012, quedando en resguardo de emisión la diferencia con respecto al derecho de compensación solicitado.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

Finalmente con fecha 1 de agosto de 2005 se presentó nota al BCRA manifestando la conformidad de las cantidades de BODEN verificados por la Superintendencia de Entidades Financieras y Cambiarias expresando que, sujeto a la acreditación y entrega efectiva de los mismos se resarce de manera total, única y definitiva por los conceptos indicados en los artículos 28 y 29 del Decreto 905/02, y por ende, renuncia a efectuar algún reclamo por los mismos conceptos en el futuro.

Con fecha 23 de junio de 2005, BACS Banco de Crédito y Securitización SA presentó nota al BCRA solicitando revisión del cálculo determinado de los bonos compensatorios, lo cual es descripto en Nota 5 a los estados contables consolidados.

A efectos de los presentes estados contables, se han registrado: i) en el rubro Títulos Públicos y Privados - Tenencias en cuentas de inversión, en Otros Créditos por Intermediación Financiera - Especies a recibir por compras a liquidar y a término (operación de pase), en Créditos Diversos - Depósitos en Garantía - bonos entregados en garantía de Obligaciones Negociables y facilidades a Bancos garantizadas, los BODEN 2012 acreditados oportunamente por el BCRA en carácter de compensación; ii) en Otros Créditos por Intermediación Financiera - Compensación a recibir del Gobierno Nacional - En Moneda Extranjera - el derecho a percibir los bonos compensación y cobertura, y iii) en Otras Obligaciones por Intermediación Financiera - Banco Central de la República Argentina - Otros, la obligación a asumir en contrapartida del Bono Cobertura.

3.2. INDEXACIÓN ASIMÉTRICA

Mediante Ley 25796, reglamentada por Decreto 117/04 se estableció un mecanismo de compensación a las entidades financieras de los efectos generados por la aplicación, sobre algunos de sus activos, del Coeficiente de Variación Salarial (CVS), y sobre algunos de sus pasivos, del Coeficiente de Estabilización de Referencia (CER).

En caso que dicha diferencia sea positiva el Estado Nacional deberá colocar un bono a las entidades financieras a un valor técnico igual a esa diferencia. En caso de que la diferencia sea negativa, las entidades financieras deberán restituir al Estado Nacional los "Bonos del Gobierno Nacional en pesos a tasa variable 2013" por el monto de dicha diferencia.

El articulo 12 del decreto 117/04 establece que el mecanismo de compensación descripto será asimismo de aplicación respecto de las carteras de créditos que hayan sido originadas por entidades financieras, y luego cedidas a fideicomisos hasta el 31 de enero de 2002, en cuyo caso el mecanismo será de aplicación respecto de las entidades financieras que sean tenedoras, a dicha fecha, de títulos de deuda o de certificados de participación del fideicomiso respectivo, por hasta el monto de la cartera originada y cedida.

El BCRA, mediante Comunicación "A" 4114, resolvió que las entidades financieras debían manifestar su adhesión hasta el 30 de abril de 2004 al régimen de compensación instaurado, incorporando ciertos aspectos de incertidumbre en cuanto a la metodología del cálculo de la compensación en cuestión, específicamente en cuanto

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

al cálculo de la vida promedio ponderada (punto 1.a.d.) y el alcance de la hipótesis prevista en el primer párrafo del artículo 4° del Anexo II del Decreto 117/04.

Con fecha 22 de abril de 2004 las distintas asociaciones que agrupan a las entidades financieras, compartiendo la incertidumbre que generan las reglamentaciones emitidas, remitieron sendas notas al Ministerio de Economía y al BCRA requiriendo que se clarifique el procedimiento que utilizará el Gobierno para el cálculo de la compensación que nos ocupa, a cuyo fin solicitaron entre otros aspectos, la necesidad de disponer explícitamente la metodología de cálculo y la forma en que se determina la fecha de cese de la compensación, según lo establece el artículo 4° del Anexo II del Decreto 114/04, elementos necesarios para evaluar la conveniencia o no de la adhesión al régimen.

El 3 de mayo de 2004 se publicó en el Boletín Oficial la Resolución N° 302/04 del Ministerio de Economía y Producción, mediante la cual se aprobó la metodología de cálculo a ser utilizada por la Secretaría de Finanzas para la determinación de la cantidad de "Bonos del Gobierno Nacional en pesos a tasa variable 2013" a entregar a las entidades financieras que adhieran al Régimen de compensación creado por la Ley 25796.

Mediante nota N° 194 de fecha 18 de mayo de 2004, el Banco ha informado su no adhesión a este régimen, manifestando ante el BCRA, su voluntad de ser compensado por los efectos patrimoniales negativos que se deriven de la aplicación del CVS a ciertos activos pesificados y la asimétrica aplicación del CER a ciertos pasivos, haciendo expresa reserva de sus derechos de pleno resarcimiento.

Al cierre de los presentes estados contables intermedios el Banco mantiene registrados en cuentas de orden la contingencia activa por miles de pesos 81.645 por los derechos detallados precedentemente.

4. PLAN DE SANEAMIENTO Y REGULARIZACION

Mediante resolución N° 213/02, el Directorio del Banco Central de la República Argentina requirió al Banco Hipotecario SA la presentación de un Plan de Regularización y Saneamiento en los términos del artículo 34 de la ley de Entidades Financieras N° 21526 y modificatorias, el cuál debe contemplar la adopción de medidas necesarias para recomponer la posición de liquidez de la entidad.

Con fecha 17 de abril de 2002, el Banco presentó al Banco Central de la República Argentina el plan de Regularización y Saneamiento.

El 21 de agosto de 2002 se presentaron al Banco Central nuevas proyecciones financieras e informaciones complementarias que contemplaron los cambios en el contexto económico posteriores al 17 de abril de 2002; la variación entre los saldos reales y los proyectados al 31 de mayo de 2002; el estado de las refinanciaciones de los vencimientos del año 2002; el estado de la renegociación comprensiva de los pasivos en el segundo semestre de 2002 (reestructuración de deuda), la síntesis de las proyecciones financieras modificadas, y la reposición de las

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

En tal sentido, con fecha 11 de noviembre y 1 de diciembre de 2004, se procedió a precancelar asistencia financiera otorgada por el BCRA por miles de pesos 10.000 y 30.000, respectivamente, con el objeto de precancelar deuda externa reestructurada.

Con fecha 20 de enero y 25 de febrero de 2005, el Banco se presentó a las licitaciones dispuestas por el BCRA de acuerdo con los lineamientos de las Comunicaciones "A" 4268 y 4282, siendo aceptadas las sumas de miles de pesos 63.759 y miles de pesos 16.924, respectivamente, como cancelación de la deuda refinanciada oportunamente.

El 3 de mayo de 2005 se procedió a cancelar en forma anticipada la totalidad de las asistencias otorgadas oportunamente por el BCRA, de acuerdo con lo previsto en los Decretos Nros 739/03 y 1262/03. La suma total abonada alcanza a miles de pesos 233.487, que incluye capital, CER e intereses. No obstante la cancelación total de las asistencias, el Banco continúa manteniendo los derechos inherentes a los adelantos efectuados de acuerdo con las comunicaciones "A" 4268 y 4282.

6. EXPOSICION AL SECTOR PÚBLICO NO FINANCIERO

El Banco mantiene registrado en sus estados contables activos con el Sector Público no Financiero que alcanzan miles de pesos 4.760.703, de acuerdo con el siguiente detalle:

a) Títulos Públicos por miles de pesos 497.546 (BODEN 2012 miles de pesos 36.087, BODEN 2007 miles de pesos 40.369, BODEN 2008 miles de pesos 75.841, BOCON PRE 8 miles de pesos 41.800, BOGAR miles de pesos 226.040, BOCON PRO 12 miles de pesos 19.708, BOCON PRE V miles de pesos 263, BOCON PRO VII miles de pesos 240, BODEN 2014 miles de pesos 5.447, BONOS PAR 2038 miles de pesos 7.009, BONOS DESCUENTO 2033 miles de pesos 44.742).
b) Préstamos Garantizados del Gobierno Nacional por miles de pesos 733.926, siendo el origen de los mismos, el canje de títulos públicos dispuesto por Decreto 1387/01, aceptados por cancelación de préstamos hipotecarios en situación irregular y adquiridos en el mercado. Los mismos se encuentran contabilizados en el rubro Préstamos.
c) Préstamos al sector público no financiero provincial y municipal por miles de pesos 126.490.
d) Derechos a recibir BODEN 2012 (cobertura y compensación) de acuerdo con los artículos 28 y 29 del Decreto 905/02 por miles de pesos 2.604.630.
e) Otros créditos por intermediación financiera por miles de pesos 191.935, correspondientes a BODEN 2012 por la operación de Repo con DEPFA.
f) Créditos Diversos por miles de pesos 606.176, correspondientes a los activos transferidos al fideicomiso que garantiza los bonos y facilidades garantizadas provenientes del canje de deuda, de los cuales corresponden a Préstamos Garantizados del Gobierno Nacional por miles de pesos 9.616 y BODEN 2012 por miles de pesos 477.780 y BODEN 2012 depositados en garantía de las operaciones de swap de moneda por miles de pesos 118.780.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005

Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

Por otra parte, los pasivos hacia el BCRA registrados al 30 de junio de 2005, alcanzan a miles de pesos 2.011.206, siendo las acreencias relacionadas con adelantos para suscribir BODEN 2012 de acuerdo con los artículos 28 y 29 del Decreto 905/02.

La exposición neta con el Sector Público, sin considerar activos líquidos en cuentas habilitadas en BCRA, asciende a miles de pesos 2.749.497 y miles de pesos 2.526.498 al 30 de junio de 2005 y al 31 de diciembre de 2004.

El Banco tiene la intención de afectar la cartera de activos del sector público descriptos, en garantía a la aplicación del adelanto para financiar la suscripción de bonos cobertura, tal como lo indica el artículo 29 del Decreto 905/02.

La citada intención fue puesta de manifiesto mediante notas del 26 de agosto y 28 de diciembre de 2004, en las que se le informaba al BCRA que el Banco había reservado Bonos Garantizados por un valor nominal de 126.675.947 y Préstamos Garantizados de libre disponibilidad por un valor nominal de 109.391.930 para integrar la garantía del adelanto del BCRA destinado a financiar la suscripción de los bonos cobertura que le corresponden (art. 29, inc. f) y g) del Decreto 905/02).

Por otra parte, el Decreto 905/02, prevé en su artículo 17 que cada entidad financiera tendrá derecho a precancelar total o parcialmente los adelantos recibidos para la suscripción de bonos, utilizando para ello, la totalidad o en su caso, la parte equivalente de los activos afectados en garantía tomados al valor en que se encontraban registrados al momento de otorgarse el adelanto, con más su devengamiento hasta la fecha de su cancelación, menos lo efectivamente cancelado, en el supuesto de falta de pago de capital o intereses por el Estado Nacional por un plazo superior a 30 días de la fecha de vencimiento respectiva, de los bonos previstos en el capítulo II (BODEN) o de los títulos indicados en los incisos b) y c) del artículo 15 (préstamos garantizados y BOGAR).

Adicionalmente, mediante Comunicación "A" 3911, complementarias y modificatorias, el BCRA resolvió que los activos entregados en garantía de adelantos otorgados para la suscripción de los bonos previstos en el Decreto 905/02, ratificado por el artículo 71 de la Ley 25827, podrán excluirse del tratamiento de valuación contable a valor presente, técnico o teórico (ver Notas 10.4. y 10.5.) a opción definitiva de las entidades, por parte o por el total de los adelantos, atento las previsiones del artículo 17 del mencionado Decreto, en cuyo caso serán registrados por el valor admitido a los fines de la constitución de garantías.

Atento a lo descripto precedentemente, la alta exposición del Banco al Sector Público no Financiero, debe ser contemplada a la luz de los pasivos contraídos con el BCRA.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

7. PLAN DE NEGOCIOS Y PROYECCIONES

Al 30 de junio de 2005 y de acuerdo con lo establecido por la Comunicación "A" 4299, se presentó ante el BCRA el Plan de Negocios para el período 2005 - 2007, el cual se concentra en la consolidación del nuevo modelo de una banca universal construida sobre la tradicional franquicia del negocio hipotecario, según el siguiente esquema de objetivos y metas:

1) Posicionamiento para capturar mayor participación de mercado.

- Adquisición de una entidad financiera.
- Desarrollo de una plataforma de ventas.
- Apertura de canales alternativos de comercialización.
- Concentración y estabilización de la solución tecnológica.

2) Desarrollo de nuevos productos y servicios.

- Préstamos al consumo.
- Préstamos corporativos.
- Financiamiento estructurado.
- Comercio Exterior.
- Tarjetas de crédito.
- Banca transaccional.
- Seguros no relacionados.
- Otros servicios para individuos y medianas empresas.

3) Expansión de ingresos provenientes de la actividad tradicional.

- Nuevos seguros vinculados a la vivienda.
- Actividades de administración de cartera de terceros.
- Financiamiento estructurado para proyectos de vivienda.
- Nuevas estructuras de créditos con garantía hipotecaria.

4) Acciones conducentes a una posición balanceada de largo plazo entre activos y pasivos.

- Prudente política de administración de liquidez.
- Administración conservadora de los riesgos identificados como prioritarios.
- Esfuerzos de cobertura financiera.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

8. SISTEMA DE REFINANCIACIÓN HIPOTECARIA - LEY 25798.

El 22 de junio de 2004 el Banco manifestó su adhesión al Sistema de Refinanciación Hipotecaria y certificó que la cantidad de mutuos elegibles incluidos en el Sistema ascendía a 13.225 por un importe total de miles de pesos 218.335, comprendiendo miles de pesos 193.619 el monto a refinanciar a febrero de 2004 de acuerdo con los términos de la Ley 25798 - Capítulo I. Simultáneamente First Trust of New York National Association, fiduciario del Fideicomiso BHN Master Mortgage Trust, manifestó su adhesión al Sistema certificando 228 mutuos elegibles incluidos por un importe total de miles de pesos 6.297, comprendiendo miles de pesos 6.239 el monto a refinanciar a febrero de 2004 de acuerdo con los términos de la Ley 25798. Dichos créditos fueron titulizados, y el beneficiario total del producido de los mismos es Banco Hipotecario SA.

Una vez perfeccionado el sistema previsto en la Ley, el Banco tendrá derecho a percibir bonos emitidos por el fiduciario por: i) 60% de los montos impagos títulos con vencimiento el 1 de noviembre de 2006 y ii) 40% restante títulos con vencimiento el 1 de noviembre de 2014.

A efectos de los presentes estados contables el Banco no ha registrado contablemente los derechos adquiridos provenientes de la implementación del presente sistema.

9. BANCO HIPOTECARIO SOCIEDAD ANONIMA

La Ley 24855, sancionada el 2 de julio de 1997, promulgada por el Poder Ejecutivo Nacional (PEN) mediante Decreto 677 del 22 de julio de 1997 y el Decreto reglamentario 924/97 declaró al Banco Hipotecario Nacional "sujeto a privatización" en los términos de la Ley 23696 y dispuso que el PEN proceda a su transformación en sociedad anónima. La nueva Entidad que surja de esta transformación actuará bajo la denominación "Banco Hipotecario Sociedad Anónima" y como banco comercial bajo el régimen de la Ley 21526 y sus modificatorias y reglamentarias y continuará, con los alcances previstos en la normativa, con los derechos y obligaciones de su predecesor.

La Ley 24855 y su Decreto reglamentario disponen que Banco Hipotecario Sociedad Anónima deberá atender por un plazo de 10 años a partir de la promulgación de la ley, entre otras, las actividades de financiación de la construcción y/o adquisición de viviendas en todo el territorio nacional. Además deberá mantener líneas de crédito destinadas a la financiación de la construcción de viviendas en pequeñas localidades del país por un monto equivalente al 10% del total de créditos que otorgue para la construcción.

Banco Hipotecario Sociedad Anónima cuenta con un capital social de miles de pesos 1.500.000, totalmente suscripto e integrado, representado por 150.000.000 de acciones ordinarias escriturales clases A, B, C y D de valor nominal $10 cada una y un voto por acción, con excepción del derecho especial de voto múltiple previsto para las acciones Clase D determinado en su estatuto social.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

Con fecha 2 de febrero de 1999 el Banco de la Nación Argentina, en su carácter de fiduciario del Fideicomiso de Asistencia al Fondo Fiduciario Federal de Infraestructura Regional, efectuó la oferta pública combinada de 42.000.000 acciones Clase D ordinarias y 270.000 opciones, representando cada una de estas últimas el derecho a la compra de 100 acciones, debiendo los inversores adquirir una cantidad mínima de acciones clase D para poder ser adjudicatarios de las opciones. Dicho derecho expiró el 2 de febrero de 2004.

Se colocaron en el mercado local de capitales, con la autorización de la Comisión Nacional de Valores de la República Argentina, 13.616.606 acciones Clase D y 61.289 opciones y en el mercado internacional de capitales conforme a la Norma 144A bajo la Securities Act de 1933 de los Estados Unidos de América, 28.383.394 ADSs (Acciones Depositadas en Custodia), cada una representativa de una acción Clase D y 208.711 opciones.

Como consecuencia de la conclusión del plazo para el ejercicio de las opciones indicadas precedentemente, con fecha 2 de febrero de 2004 ciertos tenedores de las mismas adquirieron 17.909.500 de acciones clase D.

El siguiente cuadro muestra la composición del capital social, con indicación de las clases de acciones y su valor nominal.

Clase	Acciones	Valor Nominal	Capital Social
A	65.853.444	10	658.534.440
B	7.500.000	10	75.000.000
C	7.500.000	10	75.000.000
D	69.146.556	10	691.465.560
	150.000.000		1.500.000.000

10. BASES DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

Los presentes estados contables han sido preparados de acuerdo con normas contables establecidas por el BCRA mediante Circular CONAU 1, complementarias y modificatorias.

Los estados contables de la entidad predecesora, Banco Hipotecario Nacional, han sido ajustados por inflación conforme a las pautas descriptas en la Comunicación "A" 551 del Banco Central de la República Argentina hasta el ejercicio cerrado el 31 de diciembre de 1994 y preparados de acuerdo con las normas establecidas por Circular CONAU 1. A partir del 1° de enero de 1995, y de acuerdo con la autorización conferida por la Resolución 388 de la Superintendencia de Entidades Financieras y Cambiarias del Banco Central de la República Argentina, se discontinuó la aplicación del ajuste por inflación de los estados contables hasta el 31 de

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

diciembre de 2001. A partir del 1 de enero de 2002, y como consecuencia de la aplicación de la Comunicación "A" 3702, basada en la derogación de toda norma legal y reglamentaria que impedía la reexpresión de saldos contables a moneda de cierre, el Banco reanudó la aplicación del ajuste por inflación, siguiendo el método de reexpresión establecido por la Resolución Técnica N° 6 de la Federación Argentina de Consejos Profesionales en Ciencias Económicas (FACPCE) utilizando el coeficiente de ajuste derivado del índice de precios internos al por mayor publicado por el Instituto Nacional de Estadísticas y Censos (INDEC). Asimismo, se ha considerado que las mediciones contables por el cambio en el poder adquisitivo de la moneda entre el 31 de diciembre de 1994 y 2001, se encuentran expresadas en moneda de esta última fecha.

Con fecha 25 de marzo de 2003, el Poder Ejecutivo Nacional emitió el Decreto 664 que establece que los estados contables de ejercicios que cierran a partir de dicha fecha sean expresados en moneda nominal. En consecuencia, y de acuerdo con la Comunicación "A" 3921 del BCRA, se discontinuó la reexpresión de los estados contables a partir del 1 de marzo de 2003.

El Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires aprobó las Resoluciones Técnicas N° 16 "Marco conceptual de las normas contables profesionales"; N° 17 "Normas contables profesionales: desarrollo de cuestiones de aplicación general"; N° 18 "Normas contables profesionales: desarrollo de algunas cuestiones de aplicación particular", N° 19 "Modificaciones a las Resoluciones Técnicas N° 4, 5, 6, 8, 9, 11 y 14", N° 20 "Instrumentos derivados y operaciones de cobertura" y N° 21 "Valor patrimonial proporcional - Consolidación de estados contables - Información a exponer sobre partes relacionadas", a través de sus Resoluciones C 238/01, C 243/01, C 261/01, C 262/01, C 187/02 y M 5/03, respectivamente. Las mencionadas Resoluciones Técnicas y las modificaciones incorporadas, entraron en vigencia para los ejercicios iniciados a partir del 1 de julio de 2002, excepto la última citada cuya fecha de vigencia es el 1 de abril de 2003. A la fecha de emisión de los presentes estados contables el BCRA no ha adoptado estas Resoluciones Técnicas.

Los principales criterios de exposición y valuación seguidos para su preparación, se describen a continuación:

10.1. Activos y pasivos en moneda extranjera

Se han valuado al tipo de cambio de referencia del dólar estadounidense difundido por el BCRA o en el caso de tratarse de monedas distintas, se convirtieron a dólar estadounidense utilizando los tipos de pase comunicados por la mesa de operaciones del BCRA, vigentes al cierre de las operaciones del último día hábil del período finalizado el 30 de junio de 2005 y del ejercicio finalizado el 31 de diciembre de 2004.

10.2. Activos en oro y otros metales preciosos

Las tenencias de oro y plata han sido valuadas utilizando la última cotización cierre vendedor registrada en el mercado de Londres, en dólares estadounidenses, neto de los gastos directos de venta y convertidos a pesos al tipo de cambio de referencia del dólar estadounidense difundido por el BCRA vigente al cierre

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

de las operaciones del último día hábil del período finalizado el 30 de junio de 2005 y del ejercicio finalizado el 31 de diciembre de 2004.

Atento lo dispuesto mediante Comunicación "A" 2290 del BCRA, las tenencias de plata han sido incluidas en el rubro Disponibilidades teniendo en cuenta que: i) cuentan con un valor de mercado que surge de cotizaciones diarias de transacciones relevantes y ii) son amonedados o conforman "barras de buena entrega" de acuerdo con la normativa contemplada por el Ente Rector.

10.3. Devengamiento de intereses y ajustes de capital (CER y CVS)

El devengamiento de intereses para la totalidad de las operaciones activas y ciertas operaciones pasivas, en moneda nacional y en moneda extranjera y cuyo lapso de vigencia supere los noventa y dos días se ha efectuado siguiendo el método exponencial, interrumpiéndose el devengamiento de intereses para préstamos cuya mora supera los noventa días.

Los ajustes de capital por aplicación del CER y CVS fueron devengados de acuerdo con normas emitidas por el BCRA, interrumpiéndose el devengamiento de los mismos para préstamos cuya mora supera los noventa días.

10.4. Títulos públicos y privados

Con cotización - Del país y del exterior:

Los títulos clasificados en las cuentas de "Tenencias para operaciones de compra-venta o intermediación" "Inversiones en títulos privados con cotización" e "Instrumentos emitidos por el BCRA" se han valuado de acuerdo al valor de cotización al último día de operaciones del período o ejercicio según corresponda.

Los Bonos del Gobierno Nacional BODEN en US$ 2012 clasificados en las cuentas de "Tenencias en cuentas de inversión" se han incorporado por su valor técnico, de acuerdo con los considerandos establecidos en la Comunicación "A" 3785, complementarias y modificatorias. Al fin de cada período o ejercicio, según corresponda, se acrecientan en función de los intereses devengados según las condiciones de emisión. El nuevo saldo en moneda extranjera se convierte a pesos según el tipo de cambio de referencia publicado por el BCRA.

Los Bonos Par canjeados en la reestructuración de deuda soberana han sido valuados a su valor de cotización al 30 de junio de 2005.

Los títulos públicos nacionales originalmente emitidos en moneda extranjera y bajo legislación local, han sido pesificados a la relación $1,40 por dólar estadounidense, de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

Los títulos públicos nacionales originalmente emitidos en moneda extranjera no alcanzados por la pesificación, se encontraban registrados al 31 de diciembre de 2004 a su valor contable al 31 de diciembre de 2003, de acuerdo con las disposiciones de la Comunicación "A" 3911, complementarias y modificatorias.

Sin cotización - Del país:

Se encuentran registrados "Bonos Garantizados", emitidos por el Fondo Fiduciario para el Desarrollo Provincial recibidos en el marco del Decreto N° 1579/02, Resolución 539/02 del Ministerio de Economía y normas complementarias. Los mismos han sido valuados a su valor contable promedio (para aquellos títulos que serán afectados a garantía para la suscripción de bonos cobertura) o valor presente o técnico el menor (para los restantes títulos), ambos criterios de acuerdo con los lineamientos expresados en la Comunicación "A" 3911, complementarias y modificatorias.

Los títulos públicos canjeados en la reestructuración de deuda soberana fueron valuados de acuerdo con los criterios expresados en la Comunicación "A" 4270, complementarias y modificatorias, y corresponden para los Bonos con Descuento, al menor valor que resulta de comparar la suma del flujo de fondos nominal hasta el vencimiento, según las condiciones de emisión de los nuevos títulos y el valor contable de los títulos ofrecidos, equivalente al valor presente de los Bonos Garantizados.

10.5. Préstamos

La cartera de préstamos en situación regular y cuya mora no supere los noventa días se encuentra valuada por los capitales efectivamente prestados, más los intereses capitalizados, netos de amortizaciones de capital percibidas y reconsideraciones de saldos de deuda, más ajustes (CER y CVS, en los casos que corresponda) e intereses devengados a cobrar y deducida la previsión estimada para cubrir riesgos de incobrabilidad.

Los préstamos garantizados Decreto 1387/01 se han valuado de acuerdo con los lineamientos de la Comunicación "A" 3911, complementarias y modificatorias, de la siguiente manera:

i) los que se encuentran afectados al matching a su valor presente (flujo de fondos según condiciones contractuales, descontados a las tasas de interés dispuestas por el BCRA) o a su valor técnico (importe, actualizado, de corresponder por CER, más intereses devengados según condiciones contractuales), el menor. Ese valor ha sido comparado con el valor teórico (valor contable al 28 de febrero de 2003, neto de la cuenta regularizadora, más, si correspondiera ajuste por CER). Las diferencias de esta comparación se reflejan en una cuenta regularizadora del activo,

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

ii) los préstamos que serán afectados en garantía de adelantos otorgados por el BCRA para la suscripción de los bonos cobertura previstos en el Decreto 905/02 a su valor contable promedio establecido por la Comunicación "A" 3756.

Otros préstamos al sector público, no incluidos en el párrafo anterior, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias aplicándose el CER a partir del 3 de febrero de 2002 y estableciendo tasas máximas según lo dispuesto por Decreto 1579/02, en caso de haberse presentado dichos activos al canje provincial (Nota 43).

Los préstamos al Sector Privado no Financiero, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,00 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias aplicándose el CER y CVS a partir del 3 de febrero de 2002 y estableciéndose tasas máximas de acuerdo al prestatario.

10.6. Otros créditos por intermediación financiera

Los créditos hipotecarios individuales cedidos en fideicomiso pendientes de titulización registrados en el presente rubro se han valuado y pesificado siguiendo el criterio expuesto en el punto 10.3. y 10.5.

El importe registrado en la cuenta "Otros no comprendidos en las normas de clasificación de deudores - Compensación a Recibir del Gobierno Nacional" incluye el equivalente en pesos a su valor técnico del derecho a recibir, de acuerdo con los artículos 28 y 29 del Decreto 905, hasta tanto el BCRA acredite el remanente de los BODEN 2012 en dólares estadounidenses solicitados en cumplimiento de dicha disposición (ver Nota 3.1.).

El Banco ha efectuado una operación de recompra de sus obligaciones negociables propias mediante un acuerdo de financiación con DePfa Investment Bank Ltd (Nota 21.2.). Bajo dicho acuerdo se han registrado en el activo los derechos a recibir obligaciones negociables propias a su valor de mercado y en el pasivo la financiación recibida del exterior.

Por otra parte, el Banco ha efectuado una operación de total return swap que comprende la adquisición a término de acciones propias. Los derechos sobre dicha adquisición, han sido valuados al precio de mercado del subyacente al cierre del presente período o ejercicio según corresponda (ver nota 21.1).

Los derechos emergentes de operaciones de Swap de moneda efectuadas como cobertura a las obligaciones reestructuradas emitidas en Euros, han sido valuados al valor de cotización de la citada moneda de acuerdo al criterio expuesto en el punto 10.1.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

Los certificados de participación en fideicomisos financieros se encuentran valuados a su valor patrimonial proporcional.

Los títulos de deuda en fideicomisos financieros se encuentran valuados a su valor nominal, actualizados por CER en los casos que corresponda, más intereses devengados hasta el cierre del período o ejercicio según corresponda.

Las operaciones de swap de moneda efectuadas como cobertura de la exposición del Banco en obligaciones denominadas en pesos ajustables por CER, sin transferencia del principal, han sido valuadas de acuerdo con la posición neta activa o pasiva en virtud de la evolución de los subyacentes a las mismas (CER más 2% para el activo) y variación dólar estadounidense más intereses pactados para el pasivo (Notas 21.5. y 21.6.).

La operación de Repo con Depfa ha sido valuada siguiendo el criterio expuesto en el segundo párrafo del punto 10.4.

10.7. Participaciones en otras sociedades

Este rubro comprende principalmente las participaciones que el Banco mantiene en BACS Banco de Crédito y Securitización Sociedad Anónima, BHN Inmobiliaria Sociedad Anónima y BHN Sociedad de Inversión Sociedad Anónima (Nota 32). Al 30 de junio de 2005 y al 31 de diciembre de 2004, dichas participaciones se encuentran registradas a su valor patrimonial proporcional más, en caso de corresponder, las utilidades no trascendidas a terceros, cuyos montos ascienden a miles de pesos 115.831 y miles de pesos 119.340, respectivamente.

Las citadas participaciones surgen de los estados contables correspondientes al período económico finalizado el 30 de junio de 2005 y al ejercicio económico finalizado el 31 de diciembre de 2004 de BACS Banco de Crédito y Securitización Sociedad Anónima; al período económico finalizado el 31 de marzo de 2005 y al ejercicio económico finalizado el 31 de diciembre de 2004 de BHN Sociedad de Inversión Sociedad Anónima y a los ejercicios económicos finalizados el 31 de diciembre de 2004 y 2003 de BHN Inmobiliaria Sociedad Anónima.

Las restantes participaciones se encuentran valuadas al valor de costo o valor estimado de recupero según corresponda, el menor.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

10.8 Créditos Diversos

Los BODEN 2012 y Préstamos Garantizados del Gobierno Nacional depositados en garantía, se valúan siguiendo los criterios expuestos en el segundo párrafo del punto 10.4. y segundo párrafo del punto 10.5., respectivamente.

10.9. Bienes de uso y diversos

Estos bienes se encuentran registrados a su valor de costo reexpresados en moneda constante hasta el 28 de febrero de 2003, siguiendo el método expuesto en el segundo y tercer párrafo de la presente nota, neto de las depreciaciones acumuladas calculadas por el método de línea recta en función de la vida útil estimada de los bienes. El costo de los bienes incorporados antes del 31 de diciembre de 1994 se encuentra reexpresado en moneda constante de esa fecha, en tanto que los movimientos posteriores a dicha fecha se encuentran valuados a moneda corriente del período o ejercicio al que corresponden.

El Banco registra en el rubro "Bienes Diversos - Bienes Tomados en Defensa del Crédito", unidades de vivienda ingresadas al patrimonio del Banco en concepto de cancelación de créditos hipotecarios. Los mismos se valúan a su valor de mercado o el valor del crédito neto de previsiones, el menor.

Los valores residuales de los bienes en su conjunto no exceden los valores de utilización económica, excepto por los bienes destinados a la venta, los cuales no superan su valor neto de realización.

10.10. Primas por seguros sobre viviendas, de vida, de desempleo en operaciones de préstamos y otras

La política del Banco es reconocer los ingresos por primas en oportunidad de producirse el devengamiento de la cuota del préstamo respectivo, excepto para aquellos préstamos cuya mora supere los noventa días, en tanto que los cargos por siniestros son imputados a resultados en el período o ejercicio, en que estos ocurren.

En los estados contables se refleja una reserva por miles de pesos 12.013 que se expone en el Patrimonio Neto - Reservas de Utilidades - Otras y una reserva por la actividad de seguros por miles de pesos 10.219 y miles de pesos 10.098 al 30 de junio de 2005 y al 31 de diciembre de 2004, respectivamente, expuesta en el rubro "Previsiones" del Pasivo (Nota 24).

10.11. Bienes intangibles

Corresponde a gastos de organización y desarrollo de sistemas. Los mismos han sido reexpresados en moneda constante hasta el 28 de febrero de 2003 siguiendo el método expuesto en el segundo y tercer párrafo de la presente nota y se amortizan sobre base mensual y por el método de línea recta en función de la vida útil asignada.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

10.12. Depósitos

Los depósitos se encuentran valuados a su valor de imposición, más ajustes (CER) e intereses devengados en caso de corresponder. La retribución fija de cada operación se devenga en forma exponencial, en tanto que la retribución variable en el caso de los plazos fijos con cláusula CER en "Cuentas de Inversión" se devenga aplicando la proporción de retribución pactada a la variación positiva en el precio del activo financiero o índice de activos financieros, operada entre el momento de concertación y el cierre de mes.

Los depósitos, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias, aplicándose el CER a partir del 3 de febrero de 2002.

10.13. Otras obligaciones por intermediación financiera

Las obligaciones en dólares estadounidenses emergentes de operaciones de Swap de moneda efectuadas como cobertura a las obligaciones reestructuradas emitidas en Euros, han sido valuadas de acuerdo al criterio expuesto en el punto 10.1.

Las obligaciones, en caso de corresponder, originadas en las operaciones de swap de cobertura de la posición pasiva en pesos ajustables por CER han sido valuadas de acuerdo al criterio expuesto en el punto 10.6.

10.14. Valuación de Opciones

Las primas por opciones de compra lanzadas se han devengado linealmente durante el plazo de duración del contrato.

El saldo de las cuentas que reflejan las obligaciones eventuales asumidas derivadas de las opciones de compra lanzadas se ajustan de acuerdo con el valor de cotización de cierre de las especies transadas y son registradas en cuentas de orden.

10.15. Previsiones pasivas

El Banco realiza estimaciones sobre contingencias registrándolas en el rubro de Previsiones del Pasivo. Las mismas comprenden diferentes conceptos tales como riesgo de seguro, previsiones por juicios, riesgos no previstos, etc. (Nota 24).

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

10.16. Indemnizaciones por despido

El Banco no constituye previsiones para cubrir el riesgo de las indemnizaciones por despido del personal. Las erogaciones correspondientes a este concepto son cargadas a los resultados del período o ejercicio en que se producen.

10.17. Impuesto a las ganancias

De acuerdo con lo establecido en el artículo 28 de la Ley 24855, Banco Hipotecario Sociedad Anónima está alcanzado por el impuesto a las ganancias, excepto para todas las operaciones de crédito para la vivienda concretadas con anterioridad al 23 de octubre de 1997, fecha de inscripción del estatuto en la Inspección General de Justicia.

El Banco reconoce, cuando corresponda, los cargos a resultados y registra una provisión en el pasivo por el impuesto determinado sobre sus operaciones imponibles en el ejercicio fiscal al que correspondan.

10.18. Impuesto a las ganancias mínimas presuntas

Atento a la opción otorgada por el BCRA mediante Comunicación "A" 4295, el Banco ha activado al 30 de junio de 2005 como crédito fiscal el Impuesto a las ganancias mínimas presuntas ingresado durante los ejercicios 2003, 2004 y los anticipos correspondientes al ejercicio 2005, en base a las proyecciones efectuadas y la factibilidad de recupero del mismo, con contrapartida en Ajuste de Resultados de Ejercicios Anteriores. El criterio adoptado en ejercicios anteriores ha sido imputar dicha erogación a resultados.

10.19. Patrimonio neto

a. Capital social, reservas y ajuste de capital:

Los movimientos y saldos en cuentas del patrimonio neto anteriores al 31 de diciembre de 1994 han sido reexpresados en moneda de esa fecha, siguiendo el método expuesto en la presente nota. Los movimientos posteriores a dicha fecha se encuentran expuestos en moneda corriente del período al que corresponden. Los saldos de cuentas del Patrimonio Neto al 30 de junio de 2005 se encuentran reexpresados hasta el 28 de febrero de 2003 de acuerdo con lo expresado en el tercer párrafo. El ajuste derivado de la reexpresión del saldo de "Capital Social" fue imputado a "Ajustes al Patrimonio".

b. Resultados:

Se encuentran imputados los resultados devengados en el período o ejercicio, con independencia de que se haya efectivizado su cobro o pago.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

c. Ajuste de Resultados de Ejercicios Anteriores (ver Nota 40).

La preparación de estados contables requiere por parte del Directorio del Banco la realización de estimaciones que afectan activos y pasivos, resultados del período y la determinación de activos y pasivos contingentes a la fecha de los mismos. Dado que dichas estimaciones involucran juicios de valor respecto de la probabilidad de ocurrencia de hechos futuros, los resultados reales pueden diferir de los estimados pudiendo ocasionar pérdidas o ganancias que afecten los ejercicios subsecuentes. Por otra parte se han considerado todas las disposiciones legales y reglamentarias vigentes hasta la fecha de presentación.

La información de los estados contables del período o ejercicio anterior, que se presenta a fines comparativos, incluye ciertas reclasificaciones y ajustes que contemplan aspectos específicos de exposición a los efectos de presentarla sobre bases uniformes con las del presente período o ejercicio.

11. DIFERENCIAS ENTRE NORMAS DEL BCRA Y NORMAS CONTABLES PROFESIONALES

Las principales diferencias entre las normas del BCRA y las normas contables profesionales, considerando lo expuesto en la primera parte de la Nota 10, se detallan a continuación:

11.1. Criterios de valuación

a) Compensación a recibir, según artículos 28 y 29 del Decreto 905/02 y títulos en cuentas de inversión

Al 30 de junio de 2005 y al 31 de diciembre de 2004, el Banco mantiene contabilizado en los rubros "Títulos Públicos - Tenencias en cuentas de inversión", "Otros Créditos por Intermediación Financiera - Otros no comprendidos en las normas de clasificación de deudores" y "Créditos Diversos - Otros" los títulos públicos recibidos y a recibir, respectivamente, originados en la compensación establecida por los artículos 28 y 29 del Decreto 905/02.

De acuerdo con normas contables profesionales, la valuación debería realizarse de acuerdo con los valores de cotización netos de los gastos estimados de venta, imputando las diferencias de cotización a los resultados de cada período, excepto que exista capacidad e intención de mantener los mismos hasta su vencimiento.

b) Previsiones Sector Público No Financiero

La normativa vigente respecto a previsionamiento emanada del BCRA determina que las acreencias con el Sector Público no se encuentren sujetas a previsiones por riesgo de

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

incobrabilidad. De acuerdo con normas contables profesionales dichas previsiones deben estimarse en función al riesgo de recuperabilidad de los activos.

c) Contabilización del impuesto a las ganancias por el método del impuesto diferido

El Banco determina el impuesto a las ganancias aplicando la tasa vigente sobre la utilidad impositiva estimada, sin considerar el efecto de las diferencias temporarias entre el resultado contable y el impositivo. De acuerdo con las normas contables profesionales, el reconocimiento del impuesto a las ganancias debe efectuarse por el método del impuesto diferido (Nota 36).

d) Préstamos garantizados, títulos públicos y otros similares

Durante el ejercicio finalizado el 31 de diciembre de 2001, y como consecuencia de lo dispuesto por el Decreto Nro. 1387/01, con fecha 6 de noviembre de 2001, la Entidad canjeó al Gobierno Nacional títulos públicos nacionales (clasificados y valuados como "Cuentas de Inversión", según los criterios establecidos por el BCRA), por Préstamos Garantizados Nacionales los cuales al 30 de junio de 2005 y al 31 de diciembre de 2004 se encuentran registrados en el rubro "Préstamos al Sector Público No Financiero". Asimismo, y de acuerdo con lo dispuesto por el Decreto 1579/02, la Entidad canjeó al Fondo Fiduciario de Desarrollo Provincial financiaciones a los gobiernos provinciales por Bonos Garantizados Provinciales (BOGAR) los cuales al 30 de junio de 2005 y al 31 de diciembre de 2004 se exponen en el rubro Títulos Públicos y Privados.

A esas fechas, la Entidad valuó ambos activos a su valor presente o su valor técnico, de ambos el menor, de acuerdo con lo dispuesto por la Comunicación "A" 3911 complementarias y modificatorias del BCRA, excepto aquellos afectados en garantía de los adelantos otorgados por el ente rector para la suscripción de los bonos previstos en el Decreto 905/02. Considerando lo dispuesto por la Resolución CD Nro. 290/01 del CPCECABA, al 30 de junio de 2005 y al 31 de diciembre de 2004 la valuación de éstos activos debería haberse realizado considerando los respectivos valores de cotización al 6 de noviembre de 2001 de los títulos canjeados, los que a partir de dicha fecha se consideran como costo de transacción, de corresponder, más los correspondientes intereses devengados hasta el cierre de cada periodo a la tasa interna de retorno.

El Banco ha registrado como Ajuste de Resultados de Ejercicios Anteriores la diferencia positiva de reconocer activos del Sector Público a su valor cancelatorio de asistencias para la adquisición de bonos Cobertura (Decreto PEN 905/02) de acuerdo con los lineamientos de la comunicación "A" 4095 (ver nota 40). Dicho concepto debería contemplarse como resultado del mencionado ejercicio bajo Normas Contables Profesionales en razón de haberse verificado el hecho en el mismo.

Guillermo E. Martínz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

e) Compensación CER - CVS

El Banco ha desafectado al 31 de marzo de 2004, el importe correspondiente a la compensación por indexación asimétrica afectando los resultados de ejercicios anteriores, en base al criterio establecido en la Comunicación "A" 4202 del BCRA. De acuerdo con las normas contables profesionales debería afectarse el resultado del ejercicio 2004 (ver Nota 40).

f) Valuación a valor patrimonial proporcional

La RT 21 establece para el cálculo del valor patrimonial proporcional, que las fechas de cierre de los ejercicios económicos deben ser coincidentes para la inversora como así también para las emisoras, este criterio difiere de lo dispuesto por el BCRA. Adicionalmente deberá considerarse igual criterio de valuación de acuerdo con normas contables profesionales para todas las subsidiarias (Nota 10.7.).

g) Derivados

Las operaciones de swap de moneda efectuadas como cobertura de la exposición del Banco en obligaciones denominadas en pesos ajustables por CER, sin transferencia del principal, han sido valuadas de acuerdo con la posición neta activa o pasiva en virtud de la evolución de los subyacentes a las mismas (CER más 2% para el activo) y variación dólar estadounidense más intereses pactados para el pasivo (Notas 21.5. y 21.6.). Dicho criterio difiere de las normas contables profesionales.

11.2. Aspectos de exposición

a) Estado de origen y aplicación de fondos, Resultado por acción y Segmento de negocio

El criterio establecido por la RT 19, para la exposición de estos conceptos, difiere de lo que se establece la CONAU 1 del BCRA.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

12. CLASIFICACIÓN Y PREVISIONAMIENTO DE DEUDORES

Las previsiones por riesgo de incobrabilidad constituidas al 30 de junio de 2005 y al 31 de diciembre de 2004 contemplan las previsiones mínimas requeridas por el Banco Central de la República Argentina, el previsionamiento de créditos individuales refinanciados de acuerdo con el criterio detallado en los párrafos siguientes, el fondo especial de subsidio (Nota 13), incluido el aporte especial efectuado por el Banco al 31 de marzo de 2000 y ciertas estimaciones relacionadas con el impacto coyuntural sobre la recuperabilidad de la cartera de préstamos hipotecarios.

Los intereses capitalizados con anterioridad a la entrada en mora de los créditos son previsionados de acuerdo con las pautas mínimas de previsionamiento, considerándose los mismos como capital.

En virtud de las pautas establecidas por la Ley 24441 de Financiamiento de la Vivienda y la Construcción, el criterio de previsionamiento seguido por el Banco para los emprendimientos constructivos con transmisión de dominio fiduciario, incluidos en la cartera comercial, consiste en la clasificación del deudor en función de la evaluación del flujo de fondos futuro de los emprendimientos en curso de ejecución, considerando cada uno de dichos emprendimientos como un flujo de fondos independiente del resto del patrimonio del deudor.

El Banco mantiene la siguiente política de clasificación y previsionamiento sobre créditos individuales que se encuentran en situación irregular y sean reestructurados:

a. Mantener la clasificación de todos aquellos préstamos que sean objeto de: i) aplicación del artículo 13 de la Ley 24143 y/o; ii) reestructuración, ya sea mediante convenio de pago, capitalización de la mora o subsidio, hasta seis meses posteriores a la normalización de los mismos,

b. Vencido el plazo establecido en el punto precedente, a partir del séptimo mes se procederá, según corresponda, de la siguiente manera:

   b.1. Si no se verificara un atraso mayor a 30 días en el pago de los servicios, se clasificará el préstamo en categoría "normal".

   b.2. Si se verificara un atraso mayor a los 30 días en el pago de los servicios, su clasificación resultará de la sumatoria de los días de atraso actual y los que registraba antes de la refinanciación hasta tanto el atraso no resulte igual o inferior a los 30 días, en cuyo caso sería de aplicación lo determinado en el acápite anterior.

c. Todos aquellos créditos de las carteras de préstamos hipotecarios individuales que superen los 24 meses de mora serán previsionados al 100%, procediéndose a su desafectación del activo del Banco como máximo transcurridos 3 meses contados a partir del momento en que fueran totalmente previsionados.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
***Comparativo con el estado de situación patrimonial, cuentas de orden y anexos* al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004**

d. Aquellos créditos que habiendo sido desafectados del activo, de acuerdo con las pautas indicadas en el punto c. anterior, sean reestructurados y regularicen su situación, serán reincorporados al activo del Banco cuando los mismos no verifiquen atrasos superiores a 30 días durante seis meses consecutivos.

Como consecuencia de lo expuesto en los puntos c. y d. anteriores y la aplicación de la Comunicación "A" 2357 del Banco Central de la República Argentina, sus complementarias y modificatorias, al 30 de junio de 2005 y al 31 de diciembre de 2004 se encuentran registrados en cuentas de orden miles de pesos 980.879 y miles de pesos 921.208 respectivamente.

Los créditos hipotecarios individuales originados y administrados por la red de Bancos Minoristas, en los cuales dichas entidades asumen el 100% de garantías por el flujo de fondos, han sido clasificados de acuerdo con la categorización que le corresponda a las entidades financieras involucradas según normas del BCRA.

El Directorio del Banco, en función de lo mencionado anteriormente, considera que las previsiones por riesgo de incobrabilidad constituidas son suficientes para mantener el nivel de previsiones mínimas exigidas por las normas del Banco Central de la República Argentina y por las normas contables profesionales sobre el monto total de la cartera.

13. FONDO ESPECIAL DE SUBSIDIO

El artículo 13 de la Ley 24143 dispuso la constitución por parte del Banco de un fondo especial destinado a subsidiar los servicios de reembolso de los prestatarios que se encuentren afectados por situaciones de emergencia económica que no pudieran ser atendidas mediante la renegociación del crédito. Dicho fondo fue oportunamente reglamentado por el Banco, y a partir de ese momento se integra mediante la afectación del 2% de las sumas percibidas en concepto de intereses sobre préstamos para la vivienda.

Atendiendo los problemas de la cartera de préstamos individuales Pre-91, relacionados con prestatarios en situación de emergencia social, el Directorio resolvió con fecha 16 de mayo de 2000 destinar miles de pesos 35.392 para ser aportados en carácter extraordinario al fondo que la Entidad está obligada a constituir de conformidad con lo dispuesto en los artículos 13 de la Ley 24143 y 17, inc. c) de la Ley 24855, para subsidiar total o parcialmente a los deudores que atraviesen situaciones graves de emergencia económica y social. El Banco ha registrado contablemente este aporte como un incremento de la Previsión por Riesgo de Incobrabilidad del rubro Préstamos con contrapartida en resultados - en la línea "Cargo por Incobrabilidad".

El saldo del fondo al 30 de junio de 2005 y al 31 de diciembre de 2004 alcanza a miles de pesos 10.619 y miles de pesos 12.138, respectivamente, incluyendo el aporte extraordinario efectuado al 31 de marzo de 2000, precedente y deducidas las correspondientes aplicaciones. La Ley 24855 dispuso que el Banco deberá continuar

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

por un plazo de 10 años a partir del 22 de julio de 1997 realizando aportes a dicho fondo en los términos establecidos en la Ley 24143.

14. BIENES DE DISPONIBILIDAD RESTRINGIDA

De conformidad con los compromisos asumidos en la Oferta de Canje de la deuda externa del Banco (Nota 2), se constituyó un fideicomiso bajo la ley Argentina mediante un Contrato de Fideicomiso celebrado entre el Banco y ABN AMRO Bank NV, sucursal Argentina. Al 30 de junio de 2005 se encuentran transferidos al fideicomiso miles de pesos 477.780 en BODEN 2012 y su correspondiente renta y miles de pesos 9.616 en Préstamos Garantizados del Gobierno Nacional. Estas garantías se encuentran registradas en el rubro "Créditos Diversos" (Nota 18).

Al 30 de junio de 2005, el Banco mantiene depositados miles de pesos 118.780 en BODEN 2012 como garantía por las operaciones de swap de moneda (Nota 21). Estos depósitos en garantías se encuentran registrados en el rubro "Créditos Diversos" (Nota 18).

Se encuentra registrado al 30 de junio de 2005 y al 31 de diciembre de 2004 en el rubro "Créditos Diversos" acciones en garantía por opciones de compra lanzadas por miles de pesos 12.340 y miles de pesos 17.372, respectivamente (Nota 18).

Al 31 de diciembre de 2004 el Banco ha constituido garantías específicas sobre el contrato de venta futura con DePfa Investment Bank Ltd por miles de pesos 996 (Nota 21.2.). Estos depósitos en garantías se encuentran registrados en el rubro "Créditos Diversos" (Nota 18).

Al 30 de junio de 2005, si bien se ha cancelado la asistencia financiera recibida del Banco Central de la República Argentina, se mantienen afectadas las garantías otorgadas oportunamente, constituidas como derechos de prenda en primer grado sobre activos creditorios provenientes del Contrato de préstamo garantizado a tasa fija (7%) con vencimiento en 2011 por aproximadamente miles de pesos 237.754 de valor nominal. A tal efecto, se encuentra registrado en cuentas de orden los saldos representativos de los derechos eventuales.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

15. SEGURO SOBRE BIENES QUE GARANTIZAN LA CARTERA HIPOTECARIA Y SEGUROS DE VIDA Y DE DESEMPLEO SOBRE BENEFICIARIOS

El Banco otorga cobertura de seguros sobre:

- Viviendas hipotecadas que garantizan su cartera de créditos, por el valor asignado a los bienes *asegurados: Daños materiales causados por incendios, explosiones, rayos, terremotos,* ciertos hechos de tumulto popular, terrorismo y otros según las condiciones generales establecidas por el Banco.

- Seguro de vida cancelatorio de deuda para los prestatarios del Banco: Riesgo de muerte del responsable económico, prestatario o no, con efecto cancelatorio de la deuda por capital que se registre a la fecha del siniestro, según las condiciones establecidas por el Banco. Son asegurables las personas físicas menores a 56 años y hasta que cumplan 80 años de edad.

- Seguro de Desempleo de los responsables económicos que sean titulares de operaciones de crédito: Cubre el riesgo de desempleo cuando se cumplan las condiciones estipuladas en la Ley Nacional de Empleo 24013 con una cobertura máxima de hasta seis cuotas mensuales, con opción a renovar dicha cobertura por otros seis servicios con pago de prima adicional, una vez que el asegurado haya celebrado contrato de trabajo por un plazo superior a doce meses.

- Seguro combinado *familiar sobre viviendas:* cubre diferentes riesgos tales como, incendio y robo de contenido general y equipo electrónico de uso doméstico, cristales, responsabilidad civil por incendio o explosión, remoción de escombros, daños al edificio por robo, gastos de hospedaje y servicios de asistencia domiciliaria.

Las políticas contables establecidas por el Banco para registrar las operaciones vinculadas a estos seguros se describen en Nota 10.10. La Entidad cubre los riesgos involucrados por la actividad aseguradora con su propio patrimonio (ver Nota 24).

Asimismo, el Banco comercializa seguros sobre Accidentes Personales y Salud, cuyas cobertura, riesgo y siniestros son asumidos por Compañías Aseguradoras independientes del Banco Hipotecario.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

El monto de las primas de seguro por los conceptos arriba mencionados, los siniestros abonados y los cargos vinculados con la actividad aseguradora, imputados a los resultados de los períodos finalizados el 30 de junio de 2005 y 2004, fueron los siguientes:

	30/06/05	30/06/04
	Miles de pesos	Miles de pesos
Primas seguro de incendio	6.238	6.060
Primas seguro de vida	14.273	13.264
Primas seguro de desempleo	783	805
Primas seguros adicionales	1.136	975
Total primas (Nota 26)	22.430	21.104

	30/06/05	30/06/04
	Miles de pesos	Miles de pesos
Siniestros incendio	163	90
Siniestros vida	3.216	3.396
Siniestros desempleo	91	146
Siniestros seguros adicionales	168	122
Total siniestros (Nota 27)	3.638	3.754

Las primas de seguros indicadas se exponen en el rubro "Ingresos por servicios", en tanto que los siniestros se exponen en el rubro "Egresos por servicios". El cargo correspondiente a las previsiones relacionadas a esta actividad aseguradora se incluye en el rubro "Pérdidas diversas".

16. OTROS CRÉDITOS POR INTERMEDIACION FINANCIERA

La composición de la línea "Otros comprendidos en las normas de clasificación de deudores" del rubro "Otros créditos por intermediación financiera" es la siguiente:

	30/06/05	31/12/04
	Miles de pesos	Miles de pesos
Préstamos hipotecarios cedidos en fideicomiso (Nota 17)	150.348	255.622
Contrato de cobertura financiera	99.540	73.944
Otros	14.107	8.186
Total	263.995	337.752

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

La composición de la línea "Otros no comprendidos en las normas de clasificación de deudores" del rubro "Otros créditos por intermediación financiera" es la siguiente:

	30/06/05	31/12/04
	Miles de pesos	Miles de pesos
Compensación a recibir del Gobierno Nacional (US$)	2.604.630	2.643.754
Certificados de participación en Fideicomisos (Nota 17)	101.491	90.076
Obligaciones Negociables propias en cartera (*)	221.231	239.724
Títulos subordinados Clase B garantizados con hipotecas (Nota 17)	101.607	78.411
Otros	916	-
Total	3.029.875	3.051.965

(*) El Banco mantiene miles de pesos 133.406 de Obligaciones Negociables propias en cartera (largo plazo) a efectos de su posible canje con tenedores que no ingresaron en la oferta inicial.

17. TITULIZACION DE CARTERA DE CREDITOS HIPOTECARIOS

El Banco ha celebrado diversos contratos de fideicomiso financiero mediante los cuales, en su carácter de fiduciante, transmite la propiedad fiduciaria de créditos hipotecarios de su cartera de préstamos a diversas entidades financieras, en carácter de fiduciario. Una vez transferidos los créditos hipotecarios al fiduciario, éste procede a emitir los correspondientes títulos valores representativos de deuda y certificados de participación y a cancelar con el producido de la colocación el monto de los créditos cedidos por el Banco. Los bienes fideicomitidos constituyen un patrimonio separado del patrimonio del fiduciario y del fiduciante.

El fiduciario es responsable de administrar los fondos fiduciarios previamente constituidos de acuerdo con las especificaciones contenidas en el contrato de fideicomiso.

Al 30 de junio de 2005 y al 31 de diciembre de 2004 se encuentran contabilizados en la línea "Otros comprendidos en las normas de clasificación de deudores" del rubro "Otros créditos por intermediación financiera" miles de pesos 150.348 y miles de pesos 255.622 respectivamente correspondientes a créditos hipotecarios originalmente otorgados en moneda extranjera y pesificados por ley 25561 y Decreto 214 inscriptos a favor del fiduciario, en la línea "Intereses devengados a cobrar comprendidos en la norma de clasificación de deudores" del mismo rubro miles de pesos 13.655 y miles de pesos 14.393 respectivamente correspondientes a los intereses y ajustes (CER) devengados a cobrar. Dichos créditos se mantienen en el activo del Banco dado que a esa fecha el fiduciario no había emitido los títulos respectivos y el Banco mantiene el doble carácter de fiduciante y único beneficiario.

Durante el año 2004 el Banco creó un Programa Global de Valores Fiduciarios "CEDULAS HIPOTECARIAS ARGENTINAS" para la titulización de créditos individuales para la vivienda con garantía

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

hipotecaria, por hasta un valor nominal de pesos 500.000.000, el cual fue autorizado por Resolución N° 14814 del 3 de junio de 2004 por la Comisión Nacional de Valores.

Dentro del marco del Programa citado, se constituyeron cuatro series de Fideicomisos Financieros Cédulas Hipotecarias Argentinas (CHA), por valores nominales de miles de pesos 50.000, miles de pesos 49.947, miles de pesos 62.520 y miles de pesos 64.597 correspondientes a las Series I, II, III y IV, respectivamente.

A la fecha de los presentes estados contables se encuentran constituidos los fondos/fideicomisos que se enumeran a continuación:

1. Fondo Hipotecario BHN I, Fideicomiso Hipotecario BHN II, Fideicomiso Hipotecario BHN III, Fideicomiso Hipotecario BHN IV, Fideicomiso Hipotecario BACS I, Fideicomiso Hipotecario BACS Funding I, Fideicomiso Hipotecario BACS Funding II, Fideicomiso Hipotecario BHSA I 2002, Fideicomiso Financiero Cédulas Hipotecarias Argentinas Serie I, 2004-1, Fideicomiso Financiero Cédulas Hipotecarias Argentinas Serie II, 2004-2, Fideicomiso Financiero Cédulas Hipotecarias Argentinas Serie III, 2005-1 y Fideicomiso Financiero Cédulas Hipotecarias Argentinas Serie IV, 2005-2, cuyas condiciones de emisión son las siguientes:

	Títulos de deuda Clase A1/AV	Títulos de deuda Clase A2/AF	Títulos de deuda Clase B	Certificados de Participación	Total
BHN I- Emisión 29.10.1996 (*)					
Valor nominal en miles de pesos	60.292	18.778	9.302	4.652	93.024
Vencimiento declarado	25.05.2005	25.09.2001	25.01.2014	25.01.2014	
BHN II- Emisión 09.05.1997 (*)					
Valor nominal en miles de pesos	44.554	51.363	3.730	6.927	106.574
Vencimiento declarado	25.03.2011	25.07.2009	25.03.2012	25.05.2013	
BHN III- Emisión 29.10.1997 (*)					
Valor nominal en miles de pesos	14.896	82.090	5.060	3.374	105.420
Vencimiento declarado	31.05.2017	31.05.2017	31.05.2018	31.05.2018	
BHN IV- Emisión 15.03.2000 (*)					
Valor nominal en miles de pesos	119.500	36.500	24.375	14.625	195.000
Vencimiento declarado	31.03.2011	31.03.2011	31.01.2020	31.01.2020	
BACS I - Emisión 15.02.2001 (*)					
Valor nominal en miles de pesos	30.000	65.000	12.164	8.690	115.854
Vencimiento declarado	31.05.2010	31.05.2010	30.06.2020	30.06.2020	

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

	Títulos de deuda Clase A1/AV	Títulos de deuda Clase A2/AF	Títulos de deuda Clase B	Certificados de Participación	Total
BACS Funding I - Emisión 15.11.2001 (*)					
Valor nominal en miles de pesos				29.907	29.907
Vencimiento declarado				15.11.2031	
BACS Funding II - Emisión 23.11.2001 (*)					
Valor nominal en miles de pesos				12.104	12.104
Vencimiento declarado				23.11.2031	
BHSA I - Emisión 01.02.2002					
Valor nominal en miles de pesos				43.412	43.412
Vencimiento declarado				01.02.2021	
CHA I - Emisión 25.06.2004					
Valor nominal en miles de pesos	40.000		5.000	5.000	50.000
Vencimiento declarado	31.12.2010		31.03.2012	31.03.2012	
CHA II - Emisión 19.11.2004					
Valor nominal en miles de pesos	39.950		4.995	5.002	49.947
Vencimiento declarado	31.12.2011		31.01.2016	31.01.2016	
CHA III - Emisión 07.04.2005					
Valor nominal en miles de pesos	50.000		6.250	6.270	62.520
Vencimiento declarado	30.04.2012		31.12.2013	31.01.2020	
CHA IV - Emisión 22.06.2005					
Valor nominal en miles de pesos	54.900		4.848	4.849	64.597
Vencimiento declarado	31.01.2013		31.07.2023	31.07.2023	

(*) Fideicomisos alcanzados por la pesificación de activos y pasivos en moneda extranjera dispuesta por Ley 25561 y Decreto 214, a la relación $1,00 por dólar estadounidense, por haberse constituido oportunamente bajo legislación argentina. No obstante lo expuesto existen ciertos reclamos de inversores extranjeros con respecto al proceso de pesificación efectuado y consecuentemente la definición de sus impactos económicos.

En todos los casos los títulos clase B están subordinados al pago de los títulos clase A. Asimismo, el reembolso de los certificados de participación será efectuado una vez cancelada la totalidad de los títulos de clase A y B emitidos y en la medida que existan fondos suficientes remanentes en los fondos fiduciarios.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

El 29 de julio de 2005, el Banco y la subsidiaria BACS Banco de Crédito y Securitización SA han iniciado una demanda contra First Trust of New York National Association, en su calidad de fiduciario del Fideicomiso Hipotecario BACS I, reclamando el cumplimiento del Contrato de Fideicomiso y compensación por los daños causados por la conducta del fiduciario.

Al 30 de junio de 2005 y al 31 de diciembre de 2004, el Banco mantenía en cartera los siguientes títulos correspondientes a los fondos indicados anteriormente y adicionalmente posee el certificado de participación del Fideicomiso Financiero BACS II y títulos de deuda de los fideicomisos Red Mutual I, Red Mutual II y Tarshop V:

	30/06/05 Miles de pesos	31/12/04 Miles de pesos
Títulos de deuda Clase B - BHN III	14.704	13.525
Títulos de deuda Clase B - BHN IV	56.903	53.744
Títulos de deuda Clase B - CHA I	5.639	5.292
Títulos de deuda Clase B - Red Mutual I	2.503	790
Títulos de deuda Clase B - CHA II	5.438	5.060
Títulos de deuda Clase B - CHA III	6.469	-
Títulos de deuda Clase B - CHA IV	4.861	-
Títulos de deuda Clase B - Red Mutual II	21	-
Títulos de deuda Clase B - Tarshop V	5.069	-
Subtotal	101.607	78.411

	30/06/05 Miles de pesos	31/12/04 Miles de pesos
Certificado de participación - BHN II	27.113	27.229
Certificado de participación - BHN III	9.174	11.196
Certificado de participación - BHN IV	-	1.185
Certificado de participación - BACS II	38.341	38.485
Certificado de participación - CHA I	8.869	6.979
Certificado de participación - CHA II	5.075	5.002
Certificado de participación - CHA III	7.320	-
Certificado de participación - CHA IV	5.599	-
Subtotal	101.491	90.076
Total	203.098	168.487

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

18. CREDITOS DIVERSOS

El detalle de "Otros" del rubro "Créditos diversos" es el siguiente:

	30/06/05	31/12/04
	Miles de pesos	Miles de pesos
Anticipos y retenciones de impuestos	3.433	9.100
Cuentas a cobrar de entidades gubernamentales	3.823	3.893
Cuentas a cobrar por préstamos administrados	5.965	6.002
Gastos, impuestos y adelantos de terceros a recuperar	10.556	11.177
Bancos corresponsales	512	2.458
Garantías por opciones de compra lanzadas (Nota 14)	12.340	17.372
Depósito en garantía por contratos financieros (Nota 14)	118.780	77.159
Depósito en garantía - Fideicomiso ABN AMRO BANK (Nota 14)	487.396	493.544
Honorarios a directores (1)	20.292	-
Otros honorarios a directores y síndicos	6.802	5.840
Otros	34.100	22.775
Total	703.999	649.320

(1) A consideración de la Asamblea General de Accionistas a celebrarse el 31 de agosto de 2005. De dicha suma, miles de pesos 6.307 corresponden a las retenciones efectuadas en concepto de Impuesto a las Ganancias.

19. OBLIGACIONES NEGOCIABLES Y OTRAS FINANCIACIONES

El valor nominal residual contractual de las obligaciones negociables al 30 de junio de 2005 asciende a miles de pesos 2.345.817. Dicho monto está compuesto por Cédulas Hipotecarias Argentinas ("CHA") emitidas dentro del programa global de "Euro Medium Term Notes" ("EMTN") y Obligaciones Negociables simples no convertibles en acciones dentro del marco de un programa global de "Global Medium Term Notes" ("GMTN") y las nuevas emisiones citadas en la Nota 2.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

El saldo de las obligaciones negociables se encuentra incluido en el rubro "Otras obligaciones por intermediación financiera". El valor nominal residual de cada una de las series de las obligaciones negociables emitidas es el siguiente:

	FECHA DE EMISION	FECHA DE VTO.	TASA INTERES ANUAL	VNR 30/06/05	VNR 31/12/04
				Miles de pesos	Miles de pesos
EMTN (CHA)					
Serie III (US$100.000 miles)	07/08/96	07/08/06	10,625%	2.044	2.102
GMTN					
Serie I (US$ 300.000 miles)	17/04/98	17/04/03	10,000%	34.811	36.301
Serie IV (US$175.000 miles)	03/12/98	03/12/08	13,000%	1.561	1.606
Serie VI (US$135.909 miles)	15/03/99	15/03/02	12,250%	1.963	2.019
Serie XVI (US$125.000 miles)	17/02/00	17/02/03	12,625%	29.547	30.844
Serie XVII (EURO 100.000 miles)	27/03/00	27/03/02	9,000%	2.513	2.962
Serie XXII (EURO 100.000 miles)	18/10/00	18/10/02	8,750%	635	779
Serie XXIII (EURO 150.000 miles)	06/02/01	06/02/04	10,750%	20.562	24.178
Serie XXIV (US$107.000 miles)	15/03/02	15/03/05	9,000%	17.683	19.076
Serie XXV (EURO 165.700 miles)	15/03/02	15/06/05	8,000%	20.166	23.767
Bono Garantizado (US$107.941 miles)	15/09/03	03/08/10	Libor + 2,5%	148.395	168.213
Bono Largo Plazo (US$449.880 miles)	15/09/03	01/12/13	3,0 - 6,0%	1.142.317	1.294.138
Bono Largo Plazo (EURO 278.367 miles)	15/09/03	01/12/13	3,0 - 6,0%	923.620	1.111.272
				2.345.817	2.717.257

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

La composición de la deuda bancaria es la siguiente:

Descripción	Vencimiento	Monto de Capital Miles de pesos
Facilidad Garantizada en dólares	2010	141.464
Facilidad Largo Plazo tasa flotante en dólares	2013	17.403
Préstamo exterior – CSFB (Nota20)	2005	187.902
Préstamo exterior – Deutsche Bank (Nota 20)	2006	57.816
Préstamo exterior – Deutsche Bank (Nota 20)	2006	86.724

Durante el presente período el Banco efectuó el rescate anticipado de obligaciones negociables y deuda bancaria, según el siguiente detalle:

1. Bono Garantizado Mediano Plazo (US$) por un valor nominal de miles de US$ 5.232.
2. Bono Largo Plazo (US$) por valor nominal de miles de US$ 25.124.
3. Bono Largo Plazo (Euro) por un valor nominal de miles de Euros 5.718.

Los resultados obtenidos por estas operaciones fueron registrados en el rubro Ingresos Financieros.

20. REINSERCION DEL BANCO EN EL MERCADO INTERNACIONAL DE CAPITALES

La profunda crisis económica que sufrió el país a fines del año 2001 y durante el 2002, llevó a que el Banco se viera obligado a postergar el pago de los servicios de la deuda externa y entrar en un proceso de reestructuración de la misma, el cual concluyó exitosamente en diciembre de 2003 (ver Nota 2).

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

A solo dos años de aquella circunstancia, el Banco volvió a captar fondos, obteniendo financiación de importantes bancos del exterior, según el siguiente detalle:

- El 2 de septiembre de 2004, se obtuvo un préstamo del Credit Suisse First Boston International ("CSFB") por miles de US$ 65.000, con vencimiento el 25 de agosto de 2005, por el que se abona LIBOR a 6 meses más un adicional de 430 puntos básicos.

- Con fecha 30 de septiembre de 2004, se obtuvo un préstamo del Deutsche Bank Londres por miles de US$ 20.000 con vencimiento el 31 de marzo de 2006, por el que se abona LIBOR a 180 días más un margen del 4,4%.

- Con fecha 28 de enero de 2005, se obtuvo un préstamo del Deutsche Bank New York por miles de US$ 30.000 con vencimiento el 28 de julio de 2006, por el que se abonará LIBOR a 180 días más 400 puntos básicos.

Asimismo y con el fin de compensar activos y pasivos en moneda extranjera y ajustables por CER, el 28 de abril de 2005, el Banco celebró una operación de Repo con DEPFA Investment Bank Ltd, por un valor nominal de miles de US$ 65.600 en BODEN 2012, a un valor de mercado de 83.25% (miles de US$ 54.612). Dicha operación devenga LIBOR más 1.4% y vence el 3 de agosto de 2007.

21. INSTRUMENTOS FINANCIEROS DERIVADOS

21.1. Con fecha 29 de enero de 2004, el Banco celebró una operación de total return swap como cobertura parcial de la cláusula de Stock Appreciation Right ("StARS") comprendida en la emisión de la Facilidad Garantizada a Mediano Plazo (Nota 2). Dicha operación comprende 7.110.000 de acciones ordinarias clase D de Banco Hipotecario Sociedad Anónima. El monto de concertación de ésta operación ascendió a miles de US$ 17.519.

21.2. Durante el mes de marzo de 2004, el Banco ha celebrado un contrato de venta futura con DePfa Investment Bank Ltd., para acceder a la recompra de bonos y préstamos del Banco, con una financiación del 50% del precio de compra de los instrumentos elegibles.

21.3. Con fecha 5 de marzo de 2004, el Banco celebró con Deutsche Bank AG un contrato de swap de moneda (Cross Currency Swap), por miles de Euros 150.000. Dicha operación fue realizada a efectos de disminuir volatilidad a los resultados del Banco de variaciones en la cotización del Euro, en razón de la posición neta pasiva en la citada moneda. La misma se encuentra garantizada con BODEN 2012.

21.4. El 29 de octubre de 2004, el Banco celebró con Credit Suisse First Boston un contrato de swap de moneda (Cross Currency Swap) por miles de Euros 100.000. Dicha operación fue realizada a efectos de disminuir

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

volatilidad a los resultados del Banco de variaciones en la cotización del Euro, en razón de la posición neta pasiva en la citada moneda. La misma se encuentra garantizada con BODEN 2012.

21.5. Con fecha 25 de enero de 2005, el Banco celebró con Deustsche Bank AG un contrato de swap de moneda (Cross Currency Swap). De conformidad con esta transacción, el Banco recibe el 2% de interés sobre un capital de miles de pesos 438.870 ajustado por CER y paga intereses de LIBOR a 180 días más 435 puntos básicos sobre un capital de miles de US$ 150.000. Dicha operación fue realizada a efectos de disminuir volatilidad a los resultados del Banco de variaciones en el CER, en razón de la posición neta pasiva del Banco en instrumentos actualizables por el citado indicador. La misma se encuentra garantizada con BODEN 2012.

21.6. Con fecha 1 de febrero de 2005, el Banco celebró con Credit Suisse First Boston un contrato de swap de moneda (Cross Currency Swap) como cobertura de su exposición pasiva en obligaciones denominadas en pesos ajustables por CER. De conformidad con ésta transacción, el Banco recibe el 2% de interés sobre un capital de miles de pesos 87.537 ajustado por CER y paga intereses de LIBOR a 180 días mas 420 puntos básicos sobre un capital de miles de US$ 30.000. Dicha operación fue realizada a efectos de disminuir volatilidad a los resultados del Banco de variaciones en el CER, en razón de la posición neta pasiva del Banco en instrumentos actualizables por el citado indicador. La misma se encuentra garantizada con BODEN 2012.

21.7. El 23 de mayo de 2005, el Banco se adquirió una opción de venta de oro que involucra 495 contratos de 100 onzas cada uno, a 180 días de plazo y a un precio de ejercicio de 400 dólares estadounidenses por onza de oro.

22. OTRAS OBLIGACIONES POR INTERMEDIACION FINANCIERA

La composición de la línea "Otras" incluida en el rubro "Otras obligaciones por intermediación financiera" es la siguiente:

	30/06/05	31/12/04
	Miles de pesos	Miles de pesos
Cobranzas y otras operaciones por cuenta de terceros	8.809	20.132
Red de Bancos Minoristas	29.076	28.130
Otras	4.658	3.048
Total	42.543	51.310

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

23. OBLIGACIONES DIVERSAS

La composición de "Otras" correspondiente al rubro "Obligaciones diversas" se expone a continuación:

	30/06/05	31/12/04
	Miles de pesos	Miles de pesos
Acreedores varios	22.825	23.028
Otros honorarios y gastos a pagar	2.731	2.692
Retenciones de impuestos a ingresar	7.838	2.182
Impuestos a pagar	1.698	5.476
Retenciones y aportes sobre remuneraciones	2.583	1.738
Remuneraciones y cargas sociales a pagar	669	636
Otras	4.816	5.743
Total	43.160	41.495

24. PREVISIONES PASIVAS

La composición del rubro "Previsiones" se expone a continuación:

	30/06/05	31/12/04
	Miles de pesos	Miles de pesos
Previsión para riesgo de seguros (1)	10.219	10.098
Previsión para riesgos no previstos (2)	122.910	136.582
Previsión por impuestos	9.973	21.200
Previsión para juicios	102.461	103.061
Otras	4.870	4.840
Total	250.433	275.781

(1) Se conforma al 30 de junio de 2005 y 31 de diciembre de 2004 de: Compromisos técnicos por miles de pesos 886 y miles de pesos 978 (Riesgos en curso miles de pesos 886 y miles de pesos 978, no generando cargo la reserva por Insuficiencia de primas), Deudas con el asegurado miles de pesos 1.830 y miles de pesos 1.745 (Siniestros pendientes miles de pesos 918 y miles de pesos 1.126, IBNR miles de pesos 314 y miles de pesos 21 y Reservas por siniestros de FFAA miles de pesos 598 y miles de pesos 598) y Previsiones por miles de pesos 7.503 y miles de pesos 7.375 (Previsión por catástrofe), respectivamente.

(2) Se conforma de la siguiente manera: miles de pesos 74.271 y miles de pesos 59.271 por la cláusula de Stock Appreciation Right (StARS); miles de pesos 30.215 y miles de pesos 21.870 correspondientes al régimen de retribuciones por participación en las ganancias y apreciación del valor accionario y miles de pesos 18.424 y miles de pesos 55.441 para Riesgos no previstos, en todos los casos al 30 de junio de 2005 y 31 de diciembre de 2004, respectivamente.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

25. INGRESOS Y EGRESOS FINANCIEROS

La composición de "Otros" correspondiente al rubro "Ingresos Financieros" se expone a continuación:

	30/06/05	30/06/04
	Miles de pesos	Miles de pesos
Diferencia de cotización de oro y moneda extranjera	-	30.631
Reestructuración y recompra de préstamos financieros (Nota 19)	28.500	61.585
Resultado operación total return swap (Nota 21.1.)	25.596	-
Resultados por Bonos compensación y cobertura y otros títulos públicos	34.906	15.476
Otros	1.279	35
Total	90.281	107.727

La composición de "Otros" correspondiente al rubro "Egresos Financieros" se expone a continuación:

	30/06/05	30/06/04
	Miles de pesos	Miles de pesos
Diferencia de cotización de oro y moneda extranjera	11.105	-
Impuesto a los ingresos brutos sobre Ingresos Financieros	6.276	6.268
Primas por operaciones de swap	1.862	717
Aporte al fondo de garantía de depósitos	261	195
Otros	215	-
Total	19.719	7.180

26. INGRESOS POR SERVICIOS

El detalle de la línea "Otros" correspondiente al rubro "Ingresos por servicios" es el siguiente:

	30/06/05	30/06/04
	Miles de pesos	Miles de pesos
Primas de seguros (Nota 15)	22.430	21.104
Comisiones y servicios relacionados con préstamos	8.404	8.834
Otros	2.263	1.486
Total	33.097	31.424

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

27. EGRESOS POR SERVICIOS

La composición de la línea "Otros" incluida en el rubro "Egresos por servicios" es la siguiente:

	30/06/05 Miles de pesos	30/06/04 Miles de pesos
Siniestros de seguros (Nota 15)	3.638	3.754
Impuesto a los ingresos brutos	551	594
Otros	6.010	2.718
Total	10.199	7.066

28. GASTOS DE ADMINISTRACION

La composición de la línea "Otros gastos operativos" incluida en el rubro "Gastos de administración" es la siguiente:

	30/06/05 Miles de pesos	30/06/04 Miles de pesos
Depreciación de bienes de uso	2.826	3.358
Amortización de bienes intangibles	1.193	-
Seguros	795	1.122
Alquileres	634	495
Servicios de telefonía, electricidad y correo	2.413	1.843
Vínculos sistemas	463	528
Mantenimiento y conservación de bienes de uso	1.917	2.030
Otros	1.587	1.178
Total	11.828	10.554

29. UTILIDADES DIVERSAS

La composición de la línea "Otros" incluida en el rubro "Utilidades diversas" es la siguiente:

	30/06/05 Miles de pesos	30/06/04 Miles de pesos
Alquileres	241	279
Resultado por operaciones con bienes de uso y diversos	3.998	5.052
Recupero Impuesto al Valor Agregado	3.064	-
Otras	1.239	2.985
Total	8.542	8.316

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

30. PERDIDAS DIVERSAS

La composición de la línea "Otros" incluida en el rubro "Pérdidas diversas" es la siguiente:

	30/06/05	30/06/04
	Miles de pesos	Miles de pesos
Depreciación de bienes diversos	193	298
Impuesto a los ingresos brutos	180	214
Otros impuestos	2.730	930
Resultado por operaciones con bienes de uso y diversos	4.462	15.151
Donaciones	258	124
Régimen de cancelaciones bonificadas	-	917
Impuesto sobre los Bienes Personales - Res. Gral. 1497/02	-	1.077
Desafectación Bonos compensatorios - Ley 25796	-	51.645
Otras	1.520	3.331
Total	9.343	73.687

31. SEGURO DE GARANTIA DE LOS DEPÓSITOS

La Ley 24485, los Decretos 540/95 y 1127/98 y la Comunicación "A" 2337 y complementarias del Banco Central de la República Argentina establecen que las entidades comprendidas en la Ley de Entidades Financieras deberán destinar un aporte normal equivalente al 0,03% de su promedio mensual de saldos diarios de depósitos en cuentas corrientes, cajas de ahorros, plazos fijos, cuentas especiales, inversiones a plazo y saldos inmovilizados provenientes de los depósitos anteriormente mencionados.

Adicionalmente al aporte normal, las entidades deben efectuar un aporte adicional diferenciado de acuerdo al resultado que se obtenga de la ponderación de diversos factores.

La Comunicación "A" 3064 del Banco Central de la República Argentina dispuso que, con vigencia a partir de los aportes que correspondan al mes de enero de 2000, el aporte normal se reduzca al 0,015% sujeto a que las entidades financieras concierten con Seguro de Depósitos Sociedad Anónima ("SEDESA") contratos de préstamo con destino al Fondo de Garantía de los Depósitos. Mediante la Comunicación "A" 3153 el Banco Central de la República Argentina ha dispuesto dejar sin efecto la celebración de los contratos de préstamos indicados precedentemente a partir del mes de septiembre 2000. Sin perjuicio de ello, los créditos concertados mantendrán su vigencia en las condiciones pactadas con SEDESA hasta sus respectivas cancelaciones.

Por Comunicación "A" 4206 del 14 de septiembre de 2004, el BCRA dispuso modificar el aporte normal al 0,02% del promedio mensual de saldos diarios de los depósitos citados en el primer párrafo. Volviendo a modificar el citado porcentaje al 0.015% mediante Comunicación "A" 4271 del 30 de diciembre de 2004.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

Adicionalmente, se establece que el BCRA podrá requerir la integración, en carácter de anticipo, del equivalente de hasta 24 aportes mínimos normales, con una antelación no menor a 30 días corridos, para cubrir necesidades de recursos del Fondo.

Se encuentran excluidos del seguro de garantía los depósitos a plazo fijo transferibles cuya titularidad fuera adquirida por endoso, las imposiciones captadas mediante sistemas que ofrezcan incentivos adicionales a la tasa de interés convenida, los depósitos en los que se convengan tasas de interés superiores a las de referencia publicadas por el Banco Central de la República Argentina, los depósitos de entidades financieras en otros intermediarios, incluidos los certificados de plazo fijo adquiridos por negociación secundaria, los depósitos efectuados por personas vinculadas directa o indirectamente a la Entidad, los depósitos a plazo fijo de títulos valores, aceptaciones o garantías y los saldos inmovilizados provenientes de depósitos y otras obligaciones excluidas.

32. SOCIEDADES SUBSIDIARIAS

El Banco posee participación en las siguientes subsidiarias:

a. 99,99% en el capital social de BHN Sociedad de Inversión Sociedad Anónima, el que asciende a miles de pesos 18.000, cuyo objeto social es de inversión. Asimismo en dicha Sociedad Banco Hipotecario mantiene aportes irrevocables por miles de pesos 10.000. A su vez BHN Sociedad de Inversión Sociedad Anónima posee el 99,9976% de BHN Vida Sociedad Anónima y BHN Seguros Generales Sociedad Anónima, el 99% de BHN Seguros de Crédito Hipotecario Sociedad Anónima y 100% de Mortgage Systems International, LLC.

b. 99,99% en el capital social de BHN Inmobiliaria Sociedad Anónima, el que asciende a miles de pesos 1.900 y cuyo objeto social es la actividad inmobiliaria.

c. 70% en el capital social de BACS Banco de Crédito y Securitización Sociedad Anónima, el que asciende a miles de pesos 62.500 y cuya actividad principal es promover la creación y desarrollo de un mercado secundario de créditos hipotecarios en nuestro país.

d. 100% en el capital social de VR-Tasaciones y Certificaciones Sociedad Anónima, el que asciende nominalmente a miles de pesos 200. La sociedad tiene por objeto la prestación de servicios de tasación y certificación de cualquier tipo de inmuebles, urbanos o rurales, situados en la República Argentina o en el extranjero.

Al 30 de junio de 2005 y al 31 de diciembre de 2004, la participación del Banco en las sociedades mencionadas se encuentra reflejada en cuentas del rubro "Participación en otras sociedades".

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE &Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

Los totales relevantes que surgen de los estados contables del Banco al 30 de junio de 2005 sobre las principales sociedades controladas son los siguientes:

	BACS Banco de Crédito y Securitización S.A. (2)	BHN Sociedad de Inversión S.A. (1) (3)	BHN Inmobiliaria S.A. (4)
		(Miles de pesos)	
Activo	150.274	50.861	3.690
Pasivo	49.502	8.861	394
Patrimonio Neto	100.772	42.000	3.296
Resultado Neto	(4.473)	260	283

(1) Saldos consolidados
(2) Estados Contables al 30/06/05
(3) Estados Contables al 31/03/05
(4) Estados Contables al 31/12/04

33. RESTRICCION A LA DISTRIBUCION DE UTILIDADES

No se podrán distribuir utilidades hasta tanto los resultados no asignados al cierre de algún ejercicio económico resulten positivos.

Mediante Comunicación "A" 4152 del BCRA de fecha 2 de junio de 2004 se dejó sin efecto la suspensión de la distribución de utilidades difundida por la Comunicación "A" 3574. No obstante, las entidades que procedan sobre el particular deberán contar con autorización previa de la Superintendencia de Entidades Financieras y Cambiarias.

Adicionalmente, por Comunicación "A" 3785 de fecha 29 de octubre de 2002, el BCRA limitó la distribución de dividendos en efectivo, en la medida en que la Entidad haya decidido valuar a valor técnico las tenencias de los bonos recibidos por la aplicación de los artículos 28 y 29 del Decreto 905, excepto por el importe de utilidades que supere la diferencia entre el valor de registración y el de cotización de los bonos mencionados, luego de efectuadas las apropiaciones legal y estatutariamente establecidas (ver Nota 3).

En virtud de los contratos firmados, consecuencia del proceso de reestructuración de deuda financiera del Banco (Nota 2), existen restricciones para la distribución de utilidades hasta tanto no se haya amortizado como mínimo el 60% del monto total de capital inicial de la nueva deuda de los tramos a largo plazo y tramos garantizados.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

34. LIBROS RUBRICADOS

A la fecha de los presentes estados contables las operaciones de Banco Hipotecario Sociedad Anónima se encontraban registradas en los libros rubricados requeridos por la normativa vigente.

35. OPERACIONES CON SOCIEDADES ARTICULO 33 LEY 19550

Los saldos al 30 de junio de 2005 son los siguientes:

	Miles de pesos
Otros Créditos por Intermediación Financiera	
BACS Banco de Crédito y Securitización S.A.	1.490
Créditos Diversos - Deudores Varios	
BHN Vida S.A.	10
BHN Seguros Generales S.A.	4
BHN Sociedad de Inversión S.A.	6
BHN Inmobiliaria S.A.	428
BACS Banco de Crédito y Securitización S.A.	1.341
Depósitos - Cuentas Corrientes y Plazo Fijo	
BHN Sociedad de Inversión S.A.	129
BHN Inmobiliaria S.A.	1.991
BHN Vida S.A.	5.558
BHN Seguros Generales S.A.	6.632
BHN Seguros de Crédito Hipotecario S.A.	108
BACS Banco de Crédito y Securitización S.A.	169
VR - Tasaciones y Certificaciones S.A.	3
Otras Obligaciones por Intermediación Fianciera	
BACS Banco de Crédito y Securitización S.A.	5.603
Obligaciones Diversas	
BACS Banco de Crédito y Securitización S.A.	61
Saldo Pendiente de Integración	
BHN Vida S.A.	(*)
BHN Seguros Generales S.A.	(*)
BHN Seguros de Crédito Hipotecario S.A.	(*)

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

	Miles de pesos
Ingresos Financieros	
BACS Banco de Crédito y Securitización S.A.	67
Egresos Financieros	
BACS Banco de Crédito y Securitización S.A.	81
Ingresos por Servicios	
BACS Banco de Crédito y Securitización S.A.	146
Egresos por Servicios	
BACS Banco de Crédito y Securitización S.A.	495

(*) SALDOS PENDIENTES DE INTEGRACION EN PESOS

BHN Vida S.A.	90
BHN Seguros Generales S.A.	90
BHN Seguros de Crédito Hipotecario S.A.	90

36. IMPUESTO A LAS GANANCIAS

De acuerdo con lo establecido en la Ley 24855 y en su decreto reglamentario (Decreto 924/97), los ingresos que el Banco obtiene como consecuencia de operaciones de crédito instrumentadas, acordadas, comprometidas y/o registradas hasta la fecha de inscripción de su estatuto se encuentran exentos del impuesto a las ganancias, en tanto que los ingresos originados en operaciones de crédito posteriores a esa fecha se encuentran alcanzados por dicho gravamen.

Como principio general, la ley de impuesto a las ganancias admite la deducción de aquellos gastos necesarios para obtener, mantener o conservar la ganancia gravada. Para el caso de gastos efectuados para obtener conjuntamente ganancias gravadas y no gravadas, es necesario individualizar la porción del gasto destinada a generar la ganancia alcanzada por el gravamen, que será deducible a los efectos impositivos.

La norma da preeminencia al método de asignación directa sobre el método del prorrateo para determinar la porción del gasto deducible (vinculado con la obtención de ingresos gravados), razón por la cual sólo se debería recurrir al método del prorrateo cuando no existiera posibilidad de realizar una vinculación directa entre los gastos incurridos y las ganancias gravadas y no gravadas, respectivamente.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

Hasta el ejercicio fiscal finalizado el 31 de diciembre de 1998, el Banco ha determinado el impuesto a las ganancias de acuerdo con el método del prorrateo de gastos, considerando deducibles la porción de gastos que resulta de aplicar a la totalidad de los gastos incurridos la relación entre los ingresos gravados e ingresos totales.

A partir del ejercicio fiscal finalizado el 31 de diciembre de 1999, el impuesto a las ganancias ha sido calculado dando preeminencia a la vinculación directa de los gastos con la obtención de ingresos gravados y no gravados, aplicando el método del prorrateo solamente para aquellos gastos que no era posible asignar en forma directa a cada una de esas fuentes productoras de ganancias.

Se han presentado las declaraciones juradas del impuesto a las ganancias correspondiente a los ejercicios fiscales 1999 a 2004 adoptando el criterio expuesto en el párrafo anterior (ver Notas 37 y 38).

37. IMPUESTO A LAS GANANCIAS PRESUNTAS

El impuesto a la ganancia mínima presunta fue establecido por la Ley 25063 por el término de 10 años a partir del ejercicio 1998. Este impuesto es complementario del impuesto a las ganancias, en tanto que constituye una imposición mínima que grava la renta potencial de ciertos activos productivos a la tasa del 1%, de modo que la obligación fiscal de la Entidad coincidirá con el mayor de ambos impuestos. La mencionada ley prevé para el caso de entidades regidas por la Ley de Entidades Financieras que las mismas deberán considerar como base imponible del gravamen el 20% de sus activos gravados previa deducción de aquellos definidos como no computables. Si el impuesto a la ganancia mínima presunta excediera en un ejercicio fiscal al impuesto a las ganancias, dicho exceso podrá computarse como pago a cuenta de cualquier excedente del impuesto a las ganancias sobre el impuesto a la ganancia mínima presunta que pudiera producirse en cualquiera de los diez ejercicios siguientes.

Teniendo en cuenta el quebranto impositivo determinado por el Banco para los tres últimos ejercicios fiscales, se procedió a efectuar el cálculo del impuesto a la ganancia mínima presunta correspondiente.

Atento lo dispuesto por Comunicación "A" 4295 el Banco procedió, por un principio de prudencia y de acuerdo con la coyuntura económica descripta en la Nota 1, a activar solamente el crédito fiscal correspondiente a los ejercicios 2003 y 2004 en base a las proyecciones de resultados contables e impositivos por miles de pesos 21.000, fundamentados en base al Plan de Negocios presentado al BCRA y estimaciones de las principales variables macroeconómicas y evolución del sistema financiero para los siguientes 10 ejercicios. Dicho crédito fiscal se utilizará en los ejercicios 2013 y 2014.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

Los saldos a favor con que cuenta el Banco al cierre de los presentes Estados Contables intermedios son los siguientes:

Año	Saldo a favor
1999	4.400.625,61
2000	6.034.258,16
2001	5.084.433,50
2002	9.120.736.45
2003	10.591.639,19
2004	14.515.539,24

38. ACTIVOS CONTINGENTES

De acuerdo con lo descripto en la Nota 10.17. y a raíz del uso del método de asignación directa para la deducción de intereses en el cómputo del impuesto a las ganancias, el Banco presenta para el ejercicio fiscal cerrado el 31 de diciembre de 2004, un quebranto en dicho impuesto que asciende a aproximadamente miles de pesos 2.090.323. Al 30 de junio de 2005 este monto se encuentra registrado en cuentas de orden.

Tal como fuera mencionado en la Nota 3.2., el Banco ha registrado en cuentas de orden, la contingencia positiva de los efectos de la compensación por indexación asimétrica dispuesta por la Ley 25796, por miles de pesos 81.645.

39. AGENTE DE MERCADO ABIERTO

De acuerdo con lo normado por la Resolución N° 290 de la Comisión Nacional de Valores y sus modificatorias, se informa que el patrimonio mínimo requerido por las normas del Banco Central de la República Argentina supera el establecido en la citada disposición, y el mismo se halla debidamente integrado al cierre del período.

40. AJUSTE DE RESULTADOS DE EJERCICIOS ANTERIORES

a. Valuación de activos a entregar en garantía de Bonos Cobertura.

Con fecha 30 de enero de 2004, por Comunicación "A" 4084, el BCRA dispuso un cambio de criterio en la valuación de los activos al sector público. El efecto generado por la modificación mencionada fue registrado con contrapartida en el rubro ajuste de resultados de ejercicios anteriores, de acuerdo con lo establecido en la Comunicación "A" 4095.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005

Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

Las modificaciones más significativas se refieren al tratamiento aplicable a los activos entregados en garantía de adelantos otorgados por el BCRA para la suscripción de los bonos previstos en los art. 10, 11 y 12 del Decreto 905/02. A opción de la Entidad estos activos podrán excluirse del tratamiento previsto en la Comunicación "A" 3911, debiendo en ese caso registrarse por el valor admitido a los fines de la constitución de las garantías, en los términos del art. 15 del citado decreto y las Comunicaciones "A" 3717 y 3756 del BCRA.

La norma también contempla para los instrumentos del sector público vencidos e impagos, se registren a partir de enero de 2004 al menor valor que resulte entre el valor contable al 31 de diciembre de 2003 y el de aplicar a su valor nominal, netos de bajas o de su transformación en opciones impositivas en su caso, el menor porcentaje que para los pagarés y bonos emitidos por el Fondo Fiduciario para el Desarrollo Provincial resulte de aplicación del método del valor presente neto.

Se dispuso asimismo, que deberán ajustarse con contrapartida en una cuenta regularizadora, los intereses devengados desde diciembre de 2001, respecto de los instrumentos de deuda elegibles para el acuerdo de reestructuración de deuda soberana.

El Banco ha optado por valuar los activos afectados en garantía, por el valor admitido a efectos de la constitución de la garantía. La corrección de los valores contables determinó un incremento de los mismos con contrapartida en ajuste de resultados de ejercicios anteriores por miles de pesos 56.013.

b. Activación de Derechos emergentes de Indexación Asimétrica.

Al 31 de diciembre de 2003 el Banco había activado, en función de las normas a esa fecha conocidas, la diferencia generado por la aplicación del CVS en lugar del CER a determinadas financiaciones por miles de pesos 81.645. Al 31 de diciembre de 2004, dicho activo fue cancelado afectando los resultados de ejercicios anteriores por miles de pesos 51.645, en base al criterio establecido en la Comunicación "A" 4202 del BCRA aplicando por la diferencia previsiones previamente constituidas (Nota 3.2.).

c. Honorarios a Directores.

De acuerdo con lo dispuesto por Asamblea de Accionistas de fecha 31 de mayo de 2004, en cuanto a que los honorarios asignados a los Directores integrantes del Comité ejecutivo en concepto de participación en las ganancias y apreciación accionaria, sean con cargo al ejercicio 2003, se han imputado como ajustes de resultados de ejercicios anteriores por miles de pesos 5.176.

d. Activación de Crédito Fiscal Impuesto Ganancia Mínima Presunta.

Atento lo dispuesto por Comunicación "A" 4295 el Banco procedió a activar el crédito fiscal originado por el ingreso del Impuesto a las Ganancias Mínima Presunta por el ejercicio 2003 y la estimación

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

correspondiente al ejercicio 2004, imputando dicho recupero a Ajuste de Resultados de Ejercicios Anteriores por miles de pesos 21.850.

e. Observaciones de BCRA al cálculo compensación Asimétrica Decreto 905/02 art. 28 y 29.

Tal como se expresa en nota 3.1., con fecha 6 de abril de 2005 el Directorio del Banco decidió consentir la decisión del BCRA a las observaciones planteadas en cuanto al cálculo del la compensación originada en la pesificación asimétrica de activos y pasivos. La suma no previsionada en el ejercicio anterior fue imputada a Ajuste de Resultados de Ejercicios Anteriores por miles de pesos 17.201.

41. PUBLICACIÓN DE ESTADOS CONTABLES

De acuerdo con lo previsto en la Comunicación "A" 760, la previa intervención del Banco Central de la República Argentina no es requerida a los fines de la publicación de los presentes estados contables.

42. ACTIVIDADES FIDUCIARIAS

El Banco actúa como fiduciario de fideicomisos de garantía en los que se han afectado ciertos emprendimientos constructivos, en el marco de la "Operatoria Titulización - Línea de Crédito para la Financiación de Emprendimientos Constructivos con Transmisión de Dominio Fiduciario".

Por esta operatoria se conforma un fideicomiso en garantía compuesto por los bienes comprendidos en los correspondientes contratos, cuya propiedad fiduciaria se transmite al Banco en su carácter de Fiduciario. El Banco ejerce las facultades que se le otorgan en el Contrato de Fideicomiso, con el propósito de proteger los intereses del Acreedor amparados bajo la Garantía. En este sentido, para algunos proyectos el Banco ha realizado pagos y cobranzas por cuenta y orden del originante.

Al 30 de junio de 2005 y al 31 de diciembre de 2004, los créditos bajo esta operatoria que permanecen en el activo alcanzan la suma de miles de pesos 102 y miles de pesos 101.

43. CONVERSION DE DEUDA PÚBLICA PROVINCIAL EN BONOS GARANTIZADOS

Mediante Decreto 1579/02, el Poder Ejecutivo dispuso que el Fondo Fiduciario para el Desarrollo Provincial asumiera las deudas provinciales instrumentadas en la forma de Títulos Públicos, Letras del Tesoro o Préstamos. A su vez este Fondo, a través del Banco de la Nación Argentina, en su carácter de fiduciario, emitiera Bonos Garantizados para ofrecerlos en pago de las deudas que mantienen las provincias con entidades bancarias y financieras.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

El Banco, en su carácter de acreedor de varios estados provinciales, presentó la documentación correspondiente a la oferta para aceptar la conversión de dichas acreencias en Bonos Garantizados.

Con fecha 19 de marzo de 2003, el Banco se notificó de las Resoluciones del Ministerio de Economía 742/02 y 765/02 que aceptan la Oferta de Conversión de Deuda Pública Provincial en Bonos Garantizados, correspondientes a las acreencias con: i) Provincia de Formosa, cuyo capital original ascendía a miles de US$ 11.627, y el monto a canjear es de miles de pesos 16.884; y ii) Provincia de Buenos Aires, con un capital original de miles de US$ 74.969, y un monto a canjear de miles de pesos 103.347, cuyos bonos fueron depositados a nombre del Banco el 3 de julio de 2003.

Con fecha 26 de febrero y 4 de marzo de 2004, el Banco se notificó de la Resolución del Ministerio de Economía y Producción N° 633/03 que acepta la Oferta de Conversión de Deuda Pública Provincial en Bonos Garantizados, correspondientes a las acreencias con: i) Provincia de Neuquén (Municipios de Senillosa y Cutral Co), cuyo capital original ascendía a miles de US$ 2.645 y el monto a canjear es de miles de pesos 4.551; y ii) Provincia de Corrientes (Municipios de Goya e Itatí), cuyo capital original ascendía a miles de US$ 350 y el monto a canjear es de miles de pesos 123. Los bonos correspondientes fueron depositados a nombre del Banco el 29 de septiembre de 2004.

El 28 de octubre de 2004 se depositaron a favor del Banco los bonos correspondientes a la deuda con el Municipio de Paraná, el cual fue aceptado por Resolución del Ministerio de Economía y Producción N° 633/03, con un capital original de miles de US$ 6.297 y un monto a canjear de miles de pesos 4.173.

Con fecha 3 de junio de 2005, se depositaron a favor del Banco los bonos correspondientes a la deuda con el Municipio de Córdoba, el cual fue aceptado por Resolución del Ministerio de Economía y Producción N° 633/03, con un capital original de miles de US$ 1.436 y un monto a canjear de miles de pesos 1.225.

A la fecha de los presentes estados contables, se está a la espera de la aceptación, por parte del Ministerio de Economía, de las restantes ofertas presentadas.

44. ACUERDO PREVENTIVO EXTRAJUDICIAL

Con fecha 9 de junio de 2004 el Banco ingresó para su homologación un Acuerdo Preventivo Extrajudicial en el Juzgado Nacional de Primera Instancia en lo Comercial Nro. 14, Secretaría Nro. 28. En fecha 29 de octubre de 2004 dicho juzgado rechazó la presentación, por considerar que las entidades financieras no pueden acudir al mecanismo del APE. El Banco ha interpuesto recurso de apelación contra dicha sentencia de Primera Instancia, el cual ha sido concedido y se halla pendiente de tratamiento por el tribunal de alzada competente.

Guillermo G. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

45. ADQUISICION DE UNA ENTIDAD FINANCIERA

Con el fin de consolidar el nuevo modelo de negocios orientado hacia una banca universal construida sobre la tradicional franquicia del negocio hipotecario, el Banco inició negociaciones para la adquisición del 100% del paquete accionario de la Banca Nazionale del Lavoro (BNL). Dicha situación fue comunicada a la Comisión Nacional de Valores por notas del 15 de febrero y 10 de marzo de 2005.

El 21 de julio de 2005, se presentó una nota a la Comisión Nacional de Valores informando que hasta la fecha el Ministerio de Economía no había dado su conformidad para la conclusión de la operación, y que por lo tanto las condiciones oportunamente pactadas con BNL podían verse afectadas por la eventual variación de las mismas y de los activos a adquirir.

46. EVENTOS POSTERIORES

46.1. RESOLUCION N° 15119 DE LA COMISION NACIONAL DE VALORES

Mediante Resolución N° 15119 del 21 de julio de 2005, la Comisión Nacional de Valores (CNV) dispuso instruir sumario a BH SA y a sus:

i) Directores titulares por posible infracción a los artículos: 59, 261 y 269 de la Ley de Sociedades Comerciales N° 19550; 43,44 y 67 del Código de Comercio; 1908 y 1198 del Código Civil; y 5 inc. a) - de acuerdo con la especificación contenida en el artículo 3ro. inc. 30) del Capítulo XXI de las Normas (NT 2001) - y 8vo inc. a) del Régimen de Transparencia de Oferta Pública aprobado por Decreto 677/01;

ii) Síndicos titulares por posible infracción a los artículos 294 inciso 9no. de la ley de Sociedades Comerciales N° 19550, y 5to inc. a) - de acuerdo con la especificación contenida en al artículo 3ro inc. 30) del Capítulo XXI de las Normas (NT 2001)- y 8vo inc. a) del Régimen de Transparencia de la Oferta Pública, aprobado por Decreto 677/01; y

iii) Responsable de Relaciones con el Mercado por posible infracción artículo 5to inc. a) del Régimen de Transparencia de la Oferta Pública, aprobado por Decreto 677/01 de acuerdo con la especificación contenida en el artículo 3ro inc.30) del Capítulo XXI de las normas (NT 2001).

En el citado sumario, iniciado en relación con ciertos pagos de honorarios dispuestos a favor de miembros del Comité Ejecutivo del Banco basados en los regímenes de participación en las ganancias y apreciación del valor accionario aprobados por Asambleas General de Accionistas del 28 de abril de 1999 y 31 de mayo de 2004 y efectuados durante el mes de junio de 2005, la CNV argumenta: i) que dichos pagos remuneratorios para ser válidos requerían la aprobación previa de los accionistas del Banco, ii) que era necesario, dado el hecho de que el Banco es una sociedad autorizada para ofertar públicamente y cotizar acciones representativas de su capital,

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al período económico finalizado el 30 de junio de 2005
Comparativo con el estado de situación patrimonial, cuentas de orden y anexos al 31 de diciembre de 2004 y estado de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos al 30 de junio de 2004

notificar a la CNV de cambios en las modalidades de compensación, y iii) que el monto de los pagos no era consistente con las normas del mercado.

El Directorio del Banco, en su sesión del 21 de julio de 2005 había resuelto someter los honorarios mencionados a consideración de una asamblea de accionistas a realizar dentro del menor plazo legal posible, por lo que en la reunión celebrada el 25 de julio de 2005, decidió fijarla el día 31 de agosto de 2005 para la celebración de una Asamblea General Ordinaria, cuyo Orden del día prevé la consideración de honorarios a los directores integrantes del Comité Ejecutivo de miles de pesos 2.771 en concepto de participación en las ganancias y miles de pesos 17.521 por apreciación del valor accionario, devengados durante el ejercicio económico finalizado el 31 de diciembre de 2004, el cual arrojó quebranto computable en los términos de las Normas de la Comisión Nacional de Valores.

Asimismo, los directores miembros del Comité Ejecutivo que percibieron honorarios por los conceptos mencionados, los restituyeron en depósitos de Plazo Fijo constituidos en la Entidad y obrantes en poder de ésta, neto de retenciones impositivas, a resultas de la decisión que adopte la Asamblea convocada para el 31 de agosto próximo.

En los estados contables correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004, al trimestre finalizado el 31 de marzo de 2005 y al presente período semestral, se registraron previsiones del Pasivo con cargo a Pérdidas Diversas por miles de pesos 21.870; miles de pesos 36.559 y miles de pesos 30.215, respectivamente, que reflejan las estimaciones efectuadas en cada oportunidad para atender las obligaciones inherentes al régimen de retribuciones por participación en las ganancias y apreciación del valor accionario (Nota 24). Asimismo, al 30 de junio de 2005 se encuentran registrados miles de pesos 20.292 en Activo - Créditos Diversos - Anticipo a Directores los importes que se someterán a consideración de Asamblea de Accionistas el día 31 de agosto de 2005 indicados precedentemente (Nota 18).

46.2. OPERACIÓNES DE RECOMPRA DE TITULOS PUBLICOS

Con el fin de compensar activos y pasivos en moneda extranjera y ajustables por CER, el 1 de agosto de 2005, el Banco celebró una operación de Repo con Deutsche Bank AG, por un valor nominal de miles de US$ 16.700 involucrando miles de pesos 44.000 en BOGAR 2018. Dicha operación devenga LIBOR a 6 meses más 1.2% y vence el 3 de agosto de 2007.

Asimismo, y con el mismo fin, el 2 de agosto de 2005, el Banco celebró una operación de Repo con DEPFA Investment Bank Ltd, por un valor nominal de miles de US$ 9.000 en BODEN 2012, a un valor de mercado de 78%. Dicha operación devenga LIBOR más 1.4% y vence el 2 de mayo de 2007.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
10 de agosto de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Price Waterhouse & Co. S.R.L.
Firma miembro de PricewaterhouseCoopers
Bouchard 557, piso 7°
C1106ABG - Ciudad de Buenos Aires
Tel.: (54-11) 4850-0000
Fax: (54-11) 4850-1800
www.pwc.com/ar

INFORME DE REVISION LIMITADA

Señores Accionistas y Directores de
Banco Hipotecario SA
Reconquista 151
Ciudad Autónoma de Buenos Aires

1. Hemos efectuado una revisión limitada del estado de situación patrimonial de Banco Hipotecario SA ("La Entidad") al 30 de junio de 2005, de los estados de resultados y de origen y aplicación de fondos por los períodos de seis meses terminados el 30 de junio de 2005 y 2004, del estado de evolución del patrimonio neto por el período de seis meses terminado el 30 de junio de 2005 y de las Notas 1 a 46 y Anexos A, B, C, D, E, F, G, H, I, J, K, L y N que los complementan. Además, hemos efectuado una revisión limitada del estado de situación patrimonial consolidado al 30 de junio de 2005, y de los estados de resultados y de origen y aplicación de fondos consolidados por los períodos de seis meses terminados el 30 de junio de 2005 y 2004 con sus sociedades controladas, así como el Anexo B consolidado y Notas 1 a 5 consolidadas, los que se presentan como información complementaria. La preparación y emisión de los mencionados estados contables es responsabilidad de la Entidad.

2. Nuestras revisiones se limitaron a la aplicación de los procedimientos establecidos en la Resolución Técnica N° 7 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas para revisiones limitadas de estados contables de períodos intermedios y en la Circular CONAU-1 "Normas mínimas sobre auditorías externas" para la revisión limitada de estados contables trimestrales emitidas por el Banco Central de la República Argentina (BCRA) que consisten, principalmente, en la aplicación de procedimientos analíticos sobre las cifras incluidas en los estados contables y en la realización de indagaciones a personal de la Entidad responsable de la preparación de la información incluida en los estados contables y su posterior análisis. El alcance de esta revisión es sustancialmente inferior al de un examen de auditoría, cuyo objetivo es expresar una opinión sobre los estados contables bajo examen. Consecuentemente, no expresamos opinión sobre la situación patrimonial, los resultados de las operaciones, las variaciones en el patrimonio neto y los orígenes y aplicaciones de fondos de la Entidad, ni sobre sus estados contables consolidados.

PRICEWATERHOUSECOOPERS

3. Los estados contables deben ser leídos considerando el nivel de exposición con el Sector Público, según se indica en nota 6, en relación con los estados contables de la Entidad tomados en su conjunto.

4. Tal como se describe en notas 3 y 6, a la fecha de emisión de los presentes estados contables, existen ciertas incertidumbres vinculadas con la resolución de los aspectos pendientes de instrumentación para la liquidación de las compensaciones a ser recibidas por la Entidad detalladas en dichas notas.

5. Tal como se menciona en la Nota 10 "Bases de presentación de los estados contables", la Entidad ha preparado los presentes estados contables aplicando los criterios de valuación y exposición dispuestos por las normas del BCRA que como ente de control de entidades financieras, ha establecido mediante la Circular CONAU-1, sus complementarias y modificatorias. Sin embargo, tal como se menciona en la Nota 11, los mencionados criterios de valuación para ciertos activos y pasivos y las normas de exposición y presentación de estados contables establecidas por el Ente de Contralor no están de acuerdo en ciertos aspectos con las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires, cuyos efectos no han sido expuestos en los presentes estados contables.

6. En base a la labor realizada y a nuestros exámenes de los estados contables de la Entidad y de sus estados contables consolidados por los ejercicios terminados el 31 de diciembre de 2004 y 2003, sobre los cuales emitimos nuestro informe de fecha 9 de febrero de 2005 con una salvedad referida a las circunstancias indicadas en el punto 4. y una excepción por ciertos desvíos a las normas contables profesionales descriptos en el punto 5., ambos de este informe, y otras salvedades resueltas a la fecha, tal como se menciona en la Nota 1 a los estados contables, vinculadas al proceso de reestructuración de la deuda soberana, manifestamos que:

   a) Los estados contables de Banco Hipotecario S.A. al 30 de junio de 2005 y 2004 y sus estados contables consolidados a esas fechas, detallados en el punto 1, preparados de acuerdo con normas establecidas por el BCRA, y considerando lo mencionado en el punto 5., con normas contables vigentes en la Ciudad Autónoma de Buenos Aires, consideran todos los hechos y circunstancias significativos que son de nuestro conocimiento y que, en relación con los mismos, no tenemos otras observaciones que formular que las indicadas en el punto 4. y en nota 46.1 a los estados contables.

   b) La información comparativa incluida en el estado de situación patrimonial básico y consolidado y en las notas y anexos complementarios en los estados contables adjuntos, se deriva de los estados contables de la Entidad al 31 de diciembre de 2004.

PRICEWATERHOUSECOOPERS

329476

7. En cumplimiento de disposiciones vigentes, informamos que:

   a) Los estados contables de la Entidad y sus estados contables consolidados se encuentran asentados en el Libro de "Inventarios y Balances" y cumplen, en lo que es materia de nuestra competencia, con lo dispuesto en la Ley N° 19.550, y las normas emitidas por el BCRA y la CNV.

   b) Los estados contables de la Entidad surgen de sistemas de registros contables llevados en sus aspectos formales de conformidad con las normas legales vigentes y las normas reglamentarias del BCRA, los que mantienen las condiciones de seguridad e integridad en base a las cuales fueron autorizados por la CNV.

   c) Al 30 de junio de 2005 las deudas a pagar en concepto de aportes y contribuciones con destino al Régimen Nacional de Seguridad Social que surgen de los registros contables y de las planillas soportes, ascienden a $ 1.695.283,72, no siendo exigibles a esa fecha.

Ciudad Autónoma de Buenos Aires, 10 de agosto de 2005.

PRICE WATERHOUSE & CO. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T°1 – F°17
Gabriel R. Martini
Contador Público (UBA)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 201 – Folio 24

Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires

N° E 2140676

Buenos Aires, 11/ 8/2005 01 0 T 79 Legalización N° 329476

CERTIFICAMOS, de acuerdo con las facultades otorgadas a este CONSEJO PROFESIONAL por las leyes 466 (Art. 2, Inc. D y J) y 20.488 (Art. 21, Inc. I), la autenticidad de la firma inserta el 10/ 8/2005 en BALANCE de fecha 30/ 6/2005 perteneciente a BCO HIPOTECARIO S.A. para ser presentada ante ..., que se corresponde con la que el Dr. MARTINI-GABRIEL ROLANDO 20-16 ... tiene registrada en la matrícula CP T° 0201 F° 024 y que se han efectuado los controles de matrícula vigente, incumbencia, control formal del informe profesional y de concordancia formal macroscópica de la firma y que signa en carácter de socio de: PRICE WATERHOUSE & CO. S... T° 1 F° 17

mnf 2044,3

LA PRESENTE LEGALIZACION NO ES VALIDA SI CARECE DEL SELLO Y FIRMA DEL SECRETARIO DE LEGALIZACIONES

Dr. JUAN CARLOS RICO
CONTADOR PUBLICO (U.B.A.)
SECRETARIO DE LEGALIZACIONES

30/6

INFORME DE COMISIÓN FISCALIZADORA

Señores
Accionistas y Directores de
BANCO HIPOTECARIO SOCIEDAD ANÓNIMA.
Reconquista 151
Ciudad Autónoma de Buenos Aires

1. En nuestro carácter de miembros de la Comisión Fiscalizadora de Banco Hipotecario S.A., hemos efectuado una revisión limitada del estado de situación patrimonial al 30 de junio de 2005, los correspondientes estados de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos por el período económico de seis meses terminado en esa fecha y las Notas 1 a 46 y Anexos A, B, C, D, E, F, G, H, I, J, K, L y N que los complementan, los que han sido presentados por la Entidad para nuestra consideración. Además, hemos efectuado una revisión limitada de los estados contables consolidados de Banco Hipotecario S.A. con sus sociedades controladas por el período de seis meses terminado el 30 de junio de 2005, así como el Anexo B consolidado y Notas 1 a 5 consolidadas, los que se presentan como información complementaria. La preparación y emisión de los mencionados estados contables es responsabilidad de la Entidad.

2. Nuestro trabajo fue realizado de acuerdo con las normas de sindicatura vigentes. Dichas normas requieren que la revisión de los documentos detallados en el párrafo 1. se efectúe de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables correspondientes a períodos intermedios e incluya la verificación de la congruencia de los documentos revisados con la información sobre las decisiones societarias expuestas en actas y la adecuación de dichas decisiones a la ley y a los estatutos en lo relativo a sus aspectos formales y documentales.

   Para realizar nuestra tarea profesional sobre los documentos detallados en el párrafo 1, hemos revisado el trabajo efectuado por el Auditor Externo Price Waterhouse & Co SRL. de acuerdo con las normas de auditoría vigentes para la revisión limitada de estados contables de períodos intermedios, de conformidad con las normas contables profesionales y con las normas mínimas sobre auditorías externas emitidas por el Banco Central de la República Argentina. Dicha revisión incluyó la verificación de la planificación del trabajo, de la naturaleza, el alcance y oportunidad de los procedimientos aplicados y de los resultados de la revisión limitada efectuada por dicho estudio profesional. Una revisión limitada consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de esta revisión es sustancialmente menor al de una auditoría de estados contables, cuyo objetivo es la expresión de una opinión sobre los estados contables tomados en conjunto. Por lo tanto, no fueron aplicados todos los procedimientos necesarios para poder expresar una opinión sobre los estados mencionados en 1. Los auditores externos emitieron su Informe con fecha 10 de agosto de 2005, cuyo contenido compartimos. Dado que no es responsabilidad de la Comisión Fiscalizadora efectuar un control de gestión, la revisión no se extendió a los criterios y decisiones empresarias de las diversas áreas de la Sociedad, cuestiones que son de responsabilidad exclusiva del Directorio.

3. Los saldos al 30 de junio de 2004 que se exponen en los estados contables se presentan a efectos comparativos y fueron examinados por otra comisión fiscalizadora que emitió su informe de revisión limitada sobre dichos estados contables el 9 de agosto de 2004 con una abstención de manifestación basada en las incertidumbres existentes a esa fecha.

4. Los estados contables deben ser leídos considerando el nivel de exposición con el Sector Público, según se indica en nota 6, en relación con los estados contables de la Entidad tomados en su conjunto.

5. Tal como se describe en notas 3 y 6, a la fecha de emisión de los presentes estados contables, existen ciertas incertidumbres vinculadas con la resolución de los aspectos pendientes de instrumentación para la liquidación de las compensaciones a ser recibidas por la Entidad detalladas en dichas notas.

6. Tal como se menciona en la Nota 10 "Bases de presentación de los estados contables", la Entidad ha preparado los presentes estados contables aplicando los criterios de valuación y exposición dispuestos por las normas del BCRA que como ente de control de entidades financieras, ha establecido mediante la Circular CONAU-1, sus complementarias y modificatorias. Sin embargo, tal como se menciona en la Nota 11, los mencionados criterios de valuación para ciertos activos y pasivos y las normas de exposición y presentación de estados contables establecidas por el Ente de Contralor no están de acuerdo en ciertos aspectos con las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires, cuyos efectos no han sido expuestos en los presentes estados contables.

7. En base a nuestra revisión, con el alcance descripto más arriba, y al examen de los estados contables de la Entidad y de sus estados contables consolidados por el ejercicio terminado el 31 de diciembre de 2004, sobre los cuales se emitió un informe de fecha 9 de febrero de 2005 con salvedades referidas a las circunstancias indicadas en los puntos 5 y 6 de este informe, informamos que:

   a) Los estados contables de Banco Hipotecario S.A. al 30 de junio de 2005 y sus estados contables consolidados a esas fechas, detallados en el punto 1, preparados de acuerdo con normas establecidas por el BCRA, y considerando lo mencionado en el punto 6., con normas contables vigentes en la Ciudad Autónoma de Buenos Aires, consideran todos los hechos y circunstancias significativos que son de nuestro conocimiento y que, en relación con los mismos, no tenemos otra observación que formular que la indicada en el punto 5 y en nota 46.1 a los estados contables.

   b) La información comparativa incluida en el estado de situación patrimonial básico y consolidado y en las notas y anexos complementarios en los estados contables adjuntos, se deriva de los estados contables de la Entidad al 31 de diciembre de 2004.

Asimismo se autoriza a que cualesquiera de los integrantes firme el presente informe en representación de la Comisión Fiscalizadora.

Ciudad Autónoma de Buenos Aires, 10 de agosto de 2005.

Ricardo FLAMMINI
Por Comisión Fiscalizadora

ENGLISH TRANSLATION OF EXHIBIT 21

BANCO HIPOTECARIO

CONSOLIDATED BALANCE SHEET

For the period ended June 30, 2005
In comparative format with the previous year
In thousands of pesos

ASSETS	2005	2004
A Cash and cash resources	314,059	341,762
Cash	55,850	62,351
Banks and correspondents	126,140	145,456
Others	132,069	133,955
B Government and Corporate Securities (Note 2.4.)	735,797	867,169
Holdings in investment accounts	55,705	298,751
Holdings of trading securities	239,575	118,006
Unlisted government securities	237,275	234,704
Investments in listed corporate securities	47,792	61,422
Securities issued by the BCRA	155,450	154,286
C Loans (Schedule B and Note 2.5.)	2,564,651	2,568,267
To the non-financial public sector	860,415	843,774
To the financial sector	9,547	79,646
To the non-financial private sector and residents abroad	1,953,061	1,932,603
Overdraft facilities	149,013	145,690
Promissory notes	273	-
Mortgage loans	1,566,351	1,643,093
Pledge loans	2,900	2,235
Unallocated collections	(11,498)	(11,967)
Consumer loans	71,250	23,619
Credit cards	17,521	3,655
Others	133,046	101,531
Documented interest	(3)	-
Accrued interest and quotation differences receivable	24,208	24,747
Allowances	(258,372)	(287,527)
Difference for portfolio acquisition	-	(229)
D Other receivables for financial transactions (Schedule B and Note 2.6.)	4,457,853	4,589,984
Argentine Central Bank	2,037	2,132
Amounts receivable for spot and forward sales to be settled	2,367	12,528
Securities to be received under spot and forward purchases to be settled	1,108,195	1,140,680
Balances of forward transactions not yet settled without delivery of underlying asset	22,024	-
Premiums on options bought	286	-
Others not included in the debtor classification regulations	3,098,253	3,129,801
Others included in the debtor classification regulations	263,995	337,752
Accrued interest receivable included in the debtor classification regulations	13,659	14,396
Allowances	(52,963)	(47,305)

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E. Autonomous City of Buenos Aires
T 201 F 24

BANCO HIPOTECARIO

CONSOLIDATED BALANCE SHEET

For the period ended June 30, 2005
In comparative format with the previous year
In thousands of pesos

	2005	2004
F Investments in other Companies (Note 2.7.)	6,194	8,304
Others	6,194	8,304
G Miscellaneous Receivables (Schedule B and Note 2.8.)	716,136	632,810
Minimum notional income tax credit	25,107	-
Others	711,385	658,969
Accrued interest receivable	1,698	1,698
Allowances	(22,054)	(27,857)
H Bank premises and equipment (Note 2.9.)	89,907	92,037
I Miscellaneous Assets (Note 2.9.)	23,575	23,797
J Intangible Assets (Note 2.11.)	7,560	8,139
Organization and development expenses	7,560	8,139
K Unallocated Items	1,152	2,606
TOTAL ASSETS	8,916,884	9,134,875

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E. Autonomous City of Buenos Aires
T 201 F 24

BANCO HIPOTECARIO

CONSOLIDATED BALANCE SHEET

For the period ended June 30, 2005
In comparative format with the previous year
In thousands of pesos

LIABILITIES	2005	2004
M Deposits (Note 2.12.)	423,386	230,374
Non-financial public sector	33,485	20,006
Financial sector	4,107	4,334
Non-financial private sector and residents abroad	385,794	206,034
Current accounts	2,333	11,510
Savings accounts	115,902	73,875
Time deposits	227,242	80,260
Investment accounts	34,450	34,550
Others	2,821	4,945
Accrued interest and quotation differences payable	3,046	894
N Other Liabilities for Financial Transactions (Note 2.13.)	6,107,433	6,569,998
Argentine Central Bank – Others	2,042,362	2,227,347
Others	2,042,362	2,227,347
Banks and international entities	491,309	509,665
Unsubordinated negotiable obligations	2,345,817	2,717,257
Amounts payable under spot and forward purchases to be settled	1,052,210	976,854
Securities to be delivered under spot and forward sales to be settled	2,398	13,543
Premiums on options written	2,251	3,452
Loans from domestic financial institutions	51,532	42
Others	53,015	60,410
Accrued interest and quotation differences payable	66,539	61,428
O Miscellaneous Liabilities	60,256	62,299
Fees	6,773	5,845
Others	53,483	56,454
P Provisions	250,433	275,781
R Unallocated Items	813	5,688
TOTAL LIABILITIES	6,842,321	7,144,140
T Minority interest	30,236	31,575
SHAREHOLDERS' EQUITY (Note 2.19.)	2,044,327	1,959,160
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	8,916,884	9,134,875

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E. Autonomous City of Buenos Aires
T 201 F 24

BANCO HIPOTECARIO

CONSOLIDATED INCOME STATEMENT

For the period ended June 30, 2005
In comparative format with the same period of the previous year
In thousands of pesos

		2005	2004
A	Financial income	368,767	406,692
	Interest on cash and cash resources	684	350
	Interest on loans to the financial sector	628	84
	Interest on overdraft facilities	3,259	1,564
	Interest on promissory notes	1	7
	Interest on mortgage loans	71,204	83,156
	Interest on pledge loans	158	2
	Interest on credit card loans	608	-
	Interest on other loans	10,953	6,481
	Interest on other receivables for financial transactions	17,209	18,655
	Net income from government and corporate securities	62,102	63,653
	Net loss on options	1,643	-
	Net income from secured loans - Decree 1387/01	17,796	28,486
	Adjustment from application of CER	89,966	34,024
	Adjustment from application of CVS	1,676	59,237
	Others	90,880	110,993
B	Financial Expenses	252,253	151,131
	Interest on current account deposits	229	42
	Interest on savings account deposits	1,291	570
	Interest on time deposits	3,395	314
	Interest on loans from financial sector	79	4,464
	Interest on other liabilities for financial transactions	83,183	52,325
	Other interest	22,578	23,992
	Net loss on options	-	7,261
	Adjustment from application of CER	118,816	54,463
	Others	22,682	7,700
	GROSS INTERMEDIATION MARGIN	116,514	255,561
C	Loan Loss Provision	10,078	10,881
D	Income from services	36,654	33,258
	Linked with lending transactions	1,189	25
	Linked with borrowing transactions	1,689	1,533
	Other commissions	-	1
	Others	33,776	31,699
E	Expenses for Services	14,015	12,803
	Commissions	4,175	5,677
	Others	9,840	7,126

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E. Autonomous City of Buenos Aires
T 201 F 24

BANCO HIPOTECARIO

CONSOLIDATED INCOME STATEMENT

For the period ended June 30, 2005
In comparative format with the same period of the previous year
In thousands of pesos

		2005	2004
G	Administrative expenses	60,807	47,813
	Personnel expenses	31,778	25,821
	Directors' and syndics' fees	1,654	1,042
	Other fees	4,438	2,041
	Advertising and publicity	3,991	1,538
	Taxes	4,682	4,820
	Other operating expenses	12,200	10,758
	Others	2,064	1,793
	NET INCOME FROM FINANCIAL TRANSACTIONS	68,268	217,322
I	Minority interest	1,126	(5,570)
J	Miscellaneous income	51,976	47,393
	Loss on long-term investments	96	248
	Penalty interest	4,494	4,371
	Loans recovered and allowances reversed	38,715	32,799
	Others	8,671	9,975
K	Miscellaneous losses	40,851	95,639
	Penalty interest and charges in favor of the BCRA	16	24
	Loan loss provision for miscellaneous receivables and other provisions	31,399	21,923
	Others	9,436	73,692
	NET INCOME BEFORE INCOME TAX	80,519	163,506
J	Income tax (Note 2.16.)	-	1,863
	NET INCOME FOR THE YEAR - INCOME	80,519	161,643

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E. Autonomous City of Buenos Aires
T 201 F 24

BANCO HIPOTECARIO

CONSOLIDATED STATEMENT OF SOURCE AND APPLICATION OF FUNDS

For the period ended June 30, 2005
In comparative format with the same period of the previous year
In thousands of pesos

	2005	2004
Changes in funds		
Cash and cash resources at beginning of year	341,762	414,275
Increase (decrease) in funds	(27,703)	(34,234)
Cash and cash resources at end of period	314,059	380,041
Reasons for changes in funds		
Plus:		
Financial income collected	256,952	423,980
Income from services collected	36,654	33,362
Less:		
Financial expenses paid	117,962	306,546
Expenses for services paid	14,015	12,803
Administrative expenses paid	56,595	44,576
Funds provided by (used in) ordinary transactions	105,034	93,417
Other sources of funds	448,834	393,371
Net increase in deposits	193,012	61,973
Net increase in other liabilities	472	-
Net decrease in government and corporate securities	131,372	36,623
Net decrease in loans	8,029	63,253
Net decrease in other assets	-	231,522
Net decrease in other receivables for financial transactions	106,129	-
Other sources of funds	9,820	-
Total sources of funds	553,868	486,788
Other uses of funds	581,571	521,022
Increase in other receivables for financial transactions	-	262,614
Net increase in other assets	55,996	-
Net decrease in other liabilities for financial transactions	525,575	171,291
Net decrease in other liabilities	-	79,408
Other uses of funds	-	7,709
Total uses of funds	581,571	521,022
Decrease in funds	(27,703)	(34,234)

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E. Autonomous City of Buenos Aires
T 201 F 24

BANCO HIPOTECARIO

CONSOLIDATED MEMORANDUM ACCOUNTS

For the period ended June 30, 2005
In comparative format with the previous year
In thousands of pesos

	2005	2004
DEBIT	13,354,675	12,553,525
Contingencies	8,589,212	8,454,019
Loans obtained (unused balances)	80,683	-
Guarantees received	1,569,040	1,688,851
Others not included in the debtor classification regulations	4,249,416	4,078,841
Contingencies – re. contra items	2,690,073	2,686,327
Control	3,583,227	4,068,535
Loans classified as non-recoverable	980,879	921,208
Others	2,525,363	3,120,833
Control – re. contra items	76,985	26,494
Derivatives	1,163,672	17,372
"Notional" value of forward transactions without delivery of the underlying asset	558,059	-
"Notional" value of call options bought	57,238	-
Derivatives - re. contra items	548,375	17,372
Trust activities	18,564	13,599
Trust funds	18,564	13,599
CREDIT	13,354,675	12,553,525
Contingencies	8,589,212	8,454,019
Loans granted (unused balances) included in the debtor classification regulations (Schedule B)	43,794	9,468
Guarantees provided to the BCRA	863,103	911,197
Other guarantees provided not included in the debtor classification regulations	623,055	591,595
Contingencies – re. contra items	7,059,260	6,941,759
Control	3,583,227	4,068,535
Amounts to be credited	78,839	28,319
Control – re. contra items	3,504,388	4,040,216
Derivatives	1,163,672	17,372
"Notional" value of call options written	12,340	17,372
"Notional" value of forward transactions without delivery of the underlying asset	536,035	-
Derivatives re. contra items	615,297	-
Trust activities	18,564	13,599
Trust accounts re. contra items	18,564	13,599

Notes are an integral part of these consolidated financial statements.

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E. Autonomous City of Buenos Aires
T 201 F 24

BANCO HIPOTECARIO

SCHEDULE (B)

CONSOLIDATED CLASSIFICATION OF FINANCING
ACCORDING TO STATUS AND GUARANTEES RECEIVED
For the period ended June 30, 2005
In comparative format with the previous year
In thousands of pesos

COMMERCIAL PORTFOLIO	2005	2004
Normal situation	1,263,976	1,256,342
With "B" preferred collateral and counter-guarantees	545	659
Without any preferred collateral or counter-guarantees	1,263,431	1,255,683
Potential risk	1,192	1,040
With "B" preferred collateral and counter-guarantees	726	1,037
Without any preferred collateral or counter-guarantees	466	3
High risk of insolvency	1,212	1,212
With "B" preferred collateral and counter-guarantees	-	-
Without any preferred collateral or counter-guarantees	1,212	1,212
Uncollectible	4,079	3,396
With "B" preferred collateral and counter-guarantees	158	153
Without any preferred collateral or counter-guarantees	3,921	3,243
Uncollectible for technical reasons	-	1,019
With "B" preferred collateral and counter-guarantees	-	-
Without any preferred collateral or counter-guarantees	-	1,019
TOTAL COMMERCIAL PORTFOLIO	1,270,459	1,263,009

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E. Autonomous City of Buenos Aires
T 201 F 24

BANCO HIPOTECARIO

SCHEDULE (B)

CONSOLIDATED CLASSIFICATION OF FINANCING ACCORDING TO STATUS AND GUARANTEES RECEIVED

For the period ended June 30, 2005
In comparative format with the previous year
In thousands of pesos

CONSUMER AND HOUSING PORTFOLIO	2005	2004
Normal performance	1,471,598	1,493,850
With "B" preferred collateral and counter-guarantees	1,302,459	1,376,632
Without any preferred collateral or counter-guarantees	169,139	117,218
Inadequate performance	94,669	103,167
With "B" preferred collateral and counter-guarantees	86,547	96,529
Without any preferred collateral or counter-guarantees	8,122	6,638
Deficient performance	51,185	59,212
With "B" preferred collateral and counter-guarantees	45,869	54,057
Without any preferred collateral or counter-guarantees	5,316	5,155
Difficult collection	69,698	85,851
With "B" preferred collateral and counter-guarantees	58,115	71,757
Without any preferred collateral or counter-guarantees	11,583	14,094
Uncollectible	156,221	173,678
With "B" preferred collateral and counter-guarantees	44,470	56,825
Without any preferred collateral or counter-guarantees	111,751	116,853
Uncollectible for technical reasons	30,641	38,872
With "B" preferred collateral and counter-guarantees	24,285	31,202
Without any preferred collateral or counter-guarantees	6,356	7,670
TOTAL CONSUMER AND HOUSING PORTFOLIO	1,874,012	1,954,630
GENERAL TOTAL	3,144,471	3,217,639

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E. Autonomous City of Buenos Aires
T 201 F 24

BALANCE SHEET
For the period ended June 30, 2005
In comparative format with the previous year
In thousands of pesos

1. CONSOLIDATION BASIS

These financial statements reflect the consolidated operations carried out by Banco Hipotecario Sociedad Anónima and BACS Banco de Crédito y Securitización Sociedad Anónima in the period ended June 30, 2005 and BHN Sociedad de Inversión Sociedad Anónima in the period ended March 31, 2005.

Although Banco Hipotecario Sociedad Anónima holds the controlling interests in BHN Inmobiliaria Sociedad Anónima and since October 3, 2000 in VR-Tasaciones y Certificaciones Sociedad Anónima, these companies' financial statements have not been consolidated with those of the Bank because the Management considers that the business activities in which the former is engaged are not homogeneous or supplementary to those carried out by the Bank, and the business activities carried out by the latter are not very significant.

The equity investments held by the Bank in the consolidated and non-consolidated companies as of June 30, 2005 are as follows:

- BACS Banco de Crédito y Securitización Sociedad Anónima: 43,750,000 ordinary book-entry shares with a value of $1 each and entitled to one vote per share, which represent 70% of the capital stock.
- BHN Sociedad de Inversión Sociedad Anónima: 17,999,920 ordinary book-entry shares with a value of $1 each and entitled to one vote per share, which represent 99.99% of the capital stock.
- BHN Inmobiliaria Sociedad Anónima: 1,899,880 ordinary book-entry shares with a value of $1 each and entitled to one vote per share, which represent 99.99% of the capital stock.
- VR – Tasaciones y Certificaciones Sociedad Anónima: 100,000 ordinary shares with a value of $1 each and entitled to one vote per share, which represent 100% of the capital stock.

The procedure followed by the Bank to include the controlled investees BHN Sociedad de Inversión Sociedad Anónima -consolidated- and BACS Banco de Crédito y Securitización Sociedad Anónima's accounts was as follows:

1.1. The Bank's Financial Statements have been prepared in line with the valuation and disclosure standards laid down by the Argentine Central Bank and include the balances reported in its Balance Sheet, Income Statement, Memorandum Accounts, Statement of Source and Application of Funds and Schedule B, which have been consolidated on a line-by-line basis.

1.2. Items arising from intercompany transactions within the consolidated entities have been eliminated from the Balance Sheet, Income Statement, Memorandum Accounts, Statement of Source and Application of Funds and Schedule B.

1.3. The portion of the Shareholders' Equity corresponding to the minority interest has been disclosed in the Consolidated Balance Sheet, in the line captioned "Minority Interest".

1.4. The portion of the net income/(loss) on the minority interest has been disclosed in the Consolidated Income Statement, in the line captioned "Minority Interest".

Guillermo C. Martinz Accounting Manager **BANCO HIPOTECARIO S.A.**	**Clarisa D. Lifsic de Estol** On behalf of the General Manager **BANCO HIPOTECARIO S.A.**	Signed for purposes of identification with our report dated August 10, 2005 PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. T° 1 - F° 17
Clarisa D. Lifsic de Estol President **BANCO HIPOTECARIO S.A.**	**Ricardo Flammini** For the Syndics Committee	**Gabriel R. Martini** Public Accountant (U.B.A.) C.P.C.E. Autonomous City of Buenos Aires T 201 F 24

BALANCE SHEET
For the period ended June 30, 2005
In comparative format with the previous year
In thousands of pesos

2. BASIS FOR THE PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements of Banco Hipotecario Sociedad Anónima have been prepared in line with the provisions of Argentine Central Bank Communication "A" 2813 and supplementary rules, as amended, regarding financial reporting requirements for the publication of quarterly and annual financial statements and observing the guidelines of Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils of Economic Sciences (F.A.C.P.C.E.).

The consolidated financial statements of BHN Sociedad de Inversión Sociedad Anónima and the individual financial statements of BACS Banco de Crédito y Securitización Sociedad Anónima have been prepared following similar criteria to those applied by Banco Hipotecario Sociedad Anónima.

As from January 1, 2002, as a result of the application of Communication "A" 3702 which established the repeal of any legal and regulatory rule that did not allow the restatement of the accounting balances at period-end currency values, the Bank has resumed the application of the adjustment for inflation following the restatement method established by Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

On March 25, 2003, the Executive Branch issued Decree 664 establishing that the financial statements for years ending as from that date are to be stated in nominal currency. Consequently, in accordance with Communication "A" 3921 of the BCRA, restatement of the financial statements was discontinued as from March 1, 2003.

The principal disclosure and valuation criteria followed for preparing these financial statements is described below:

2.1. Foreign currency assets and liabilities

Foreign currency assets and liabilities have been valued at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank, in force at the close of operations carried out on the last business day of the period ended June 30, 2005 and the fiscal year ended December 31, 2004.

2.2. Gold and other precious metals

Holdings of gold and silver were valued at the latest selling quotation on the London market, in US dollars, net of the direct selling expenses, converted into pesos at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank, in force at the close of operations on the last business day of the period ended June 30, 2005 and the fiscal year ended December 31, 2004.

In accordance with Communication "A" 2290 of the Argentine Central Bank, holdings of silver were included under Cash and cash resources, taking into account that: i) their market value arises from daily quotations of relevant transactions and ii) they are minted or represent "good delivery bars" in accordance with the regulations of the Governing Entity.

2.3. Interest accruals and adjustments of principal amounts (CER and CVS)

Interest accruals were determined using the exponential method for all lending and certain borrowing transactions in local and foreign currency the total term of which was more than 92 days, and interest accruals for loans overdue more than ninety days were discontinued.

In thousands of pesos

Adjustments of principal amounts from application of the CER and CVS were accrued as established by Argentine Central Bank regulations, and interest accruals for loans overdue more than 90 days were discontinued.

2.4. Government and corporate securities

Listed - *In Argentina and abroad:*

The securities classified as "Holdings of trading securities", "Investment in listed corporate securities" and "Securities issued by the BCRA" have been valued at period or year-end market quotation, as the case may be.

The BODEN 2012 Government securities in US$ classified as "Holdings in investment accounts" have been recognized at their technical value, in accordance with the whereas clauses of Communication "A" 3785, supplementary rules and amendments. Such technical values increase on the basis of interest accrued under the issue terms and conditions at the end of each year or period. The new foreign currency balance is converted into pesos at the reference exchange rate published by the Argentine Central Bank.

Par bonds exchanged in the sovereign debt restructuring process have been valued at their quotation value as of June 30, 2005.

The National Government Securities originally issued in foreign currency subject to Argentine legislation have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as provided for by Law 25561, Decree 214 and complementary rules and amendments.

As of December, 31, 2004 the National Government securities originally issued in foreign currency and not subject to conversion into pesos, had been recorded at December 31, 2003 carrying value, according to the provisions of Communication "A" 3911, supplementary rules and amendments.

Unlisted

The Bank has recorded Secured Bonds issued by the Fiduciary Fund for Provincial Development received within the framework of Decree 1579/02, Ministry of Economy Resolution 539/02 and supplementary rules. These bonds have been stated at the lower of average book value (for those securities that will be used as collateral for the subscription of Coverage Bonds) or present or technical value (for the other securities), following the guidelines established by Communication "A" 3911, complementary rules and amendments.

The National Government Securities exchanged in the sovereign debt restructuring process have been valued according to the criteria established by Communication "A" 4270, complementary rules and amendments and Discount Bonds have been stated at the lower value arising from comparing the aggregate nominal cash flow until maturity, under the issue conditions of the new securities, to the carrying value of the securities offered, which is equivalent to the present value of the Secured Bonds.

2.5. Loans

The portfolio of performing loans and loans due ninety days or less has been valued in terms of the principal amounts actually lent, plus capitalized interest, net of principal amortization collected and debt balance refinancing, plus adjustments (from the application of the CER and CVS, where applicable) and accrued interest receivable and less the estimated reserve for loan losses.

BALANCE SHEET
For the period ended June 30, 2005
In comparative format with the previous year
In thousands of pesos

Loans secured under Decree 1387/01 have been valued in accordance with the guidelines of BCRA Communication "A" 3911, complementary rules and amendments, as follows: i) those used for the matching, at the lower of present value (cash flows according to contract conditions, discounted at the rates of interest established by the BCRA) or technical value (amount index-adjusted by applying the CER, where applicable, plus interest accrued according to contract conditions). This value is compared to the theoretical value (book value at February 28, 2003, net of the offsetting account, plus adjustment by the CER, where applicable). The differences resulting from this comparison are shown in an asset offsetting account. ii) the loans to be used as collateral for the advances granted by the BCRA for the subscription of the Coverage Bonds established by Decree 905/02, at their average book value established by Communication "A" 3756.

Other loans to the public sector, not included in the preceding paragraph, originally granted in foreign currency have been converted into pesos at the exchange rate of $1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to the amount of those loans and maximum rates have been established, in accordance with Decree 1579/02, if those assets were subjected to the Exchange of Provincial Public Debt.

Loans to the non-financial private sector originally granted in foreign currency have been converted into pesos at the exchange rate of $1.00 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER and CVS have been applied to the amount of those loans and maximum rates have been established, depending on the borrower.

2.6. Other receivables for financial transactions:

The individual mortgage loans the fiduciary ownership of which was transferred by the Bank and recorded in this caption have been valued and converted into pesos following the criterion described in points 2.3. and 2.5.

The amount recorded in the account captioned "Other not included in the debtor classification regulations - Compensation to be received from the National Government" includes the amount in pesos equivalent to the technical value of the bonds to be received, in accordance with sections 28 and 29 of Decree 905, until the Argentine Central Bank credits the remaining BODEN 2012 in US dollars requested in compliance with that regulation.

The Bank has repurchased its Negotiable Obligations under a financing agreement signed with DePfa Investment Bank Ltd. Under this agreement, the Bank's rights to receive its own negotiable obligations at market value have been recorded under assets and the financing received from abroad, under liabilities.

The Bank has also carried out a total return swap transaction involving the forward purchase by the Bank of its own shares. The rights arising from this purchase have been valued at year-end market value of the underlying asset.

The rights arising from currency swap transactions carried out as a hedge for the restructured obligations issued in Euros have been valued at the reference US dollar exchange rate published by the BCRA, and the obligations issued in currencies other than the US dollar have been converted to the latter currency applying the swap rates communicated by the BCRA operations desk in force at the close of operations on the last business day of the period ended June 30, 2005 and the fiscal year ended December 31, 2004.

The financial trust participation certificates have been valued according to the equity method of accounting.

BALANCE SHEET
For the period ended June 30, 2005
In comparative format with the previous year
In thousands of pesos

Financial trust debt securities have been stated at face value, index-adjusted by applying the CER, where applicable, plus interest accrued until the end of the period or year.

Currency swap transactions carried out as a hedge for the Bank's exposure to CER index-adjustable peso denominated liabilities, without transferring the underlying asset, have been valued according to the net asset or liability position derived from variations in the underlying assets (CER plus 2% for assets) and variations in the US dollar quotation plus interest agreed for liabilities.

The Repo transaction with DePfa has been valued following the criteria mentioned in the second paragraph of point 2.4.

2.7. Investments in other companies

This caption mainly includes the equity investments held by the Bank in:

- BHN Inmobiliaria Sociedad Anónima, Controlled investee engaged in non-homogeneous activities. This equity investment has been recorded according to the equity method of accounting, as of December 31, 2004.
- Other equity investments: Mercado Abierto Electrónico Sociedad Anónima, ACH Sociedad Anónima, VR-Tasaciones y Certificaciones Sociedad Anónima, Mortgage.com Inc. and VR-Particulares Sociedad Anónima. These equity investments have been recorded at the lower of cost or estimated recoverable value.

2.8. Miscellaneous receivables

BODEN 2012 and National Government Secured Loans deposited in escrow have been valued following the criteria mentioned in the second paragraph of point 2.4. and in paragraph 2 of point 2.5., respectively.

2.9. Bank premises and equipment and miscellaneous assets

These assets are recorded at cost restated in constant monetary units until February 28, 2003, net of accumulated depreciation calculated following the straight-line method, based on the estimated useful life of the assets. The cost of assets added before December 31, 1994 has been restated in constant currency as of that date, while subsequent transactions are valued in current purchasing power values of the period to which they correspond.

The Bank records in "Miscellaneous assets - Assets acquired through foreclosures" housing units added to the Bank's assets in repayment of mortgage loans. These housing units have been valued at the lower of market value or the value of the loan, net of allowances.

The net book values of the assets taken as a whole, except for the assets intended for sale, which do not exceed their estimated recovery value, do not exceed their net realizable value.

2.10. Housing, life and unemployment insurance premiums in lending transactions

The Bank's policy is to recognize the premium income when the corresponding loan installment accrues, except for those loans that are more than ninety days in arrears, and to allocate the expenditures for claims to the net income/(loss) for the period or year in which they occur.

BALANCE SHEET
For the period ended June 30, 2005
In comparative format with the previous year
In thousands of pesos

The Bank has set up a reserve of Ps. 12,013 thousand, which is included in the Shareholders' Equity - Profit reserves - Others and a reserve for pending insurance claims for Ps. 10,219 thousand and Ps. 10,098 thousand as of June 30, 2005 and December 31, 2004, respectively, which is shown in the Provisions caption under Liabilities.

2.11. Intangible assets

These assets represent organization and systems development expenses incurred by Banco Hipotecario S.A. and organization expenses due to the establishment and start-up and implementation of computer software of BHN Sociedad de Inversión Sociedad Anónima and BACS Banco de Crédito y Securitización Sociedad Anónima. These assets have been restated in constant monetary units of February 28, 2003, and are being amortized monthly according to the straight-line method, based on their estimated useful life.

2.12. Deposits

Deposits have been valued at their placement value, plus adjustments from application of the CER and accrued interest, where applicable. The fixed return on each transaction is accrued on an exponential basis, while the variable return on time deposits adjusted by applying the CER and included in "Investment Accounts" is accrued at the pro rata rate of return agreed upon based on the improvement in the price of the financial asset or financial asset indicator, between the time the transaction is arranged and the end of the month.

Deposits originally made in foreign currency have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to those deposits.

2.13. Other liabilities for financial transactions

US dollar-denominated negotiable obligations under currency swap transactions carried out as a hedge for the restructured obligations issued in Euros have been valued at the reference US dollar exchange rate published by the BCRA, and the obligations denominated in other currencies have been converted to US dollars applying the swap rates communicated by the BCRA operations desk, in force at the close of operations on the last business day of the period ended June 30, 2005 and the fiscal year ended December 31, 2004.

Obligations arising under swap transactions as a hedge for the liability position in pesos adjustable by applying the CER have been valued according to the criterion described in point 2.6.

2.14. Valuation of options

Premiums on call options written and bought have been accrued on a linear basis during the life of the contract.

The balances of the accounts reflecting the contingent liabilities assumed as a result of the call options written are adjusted at closing date market price of the securities traded and recorded under memorandum accounts.

2.15. Provisions

The Bank estimates contingencies and records them in Provisions, under Liabilities. These provisions cover various items, such as insurance risk, provisions for lawsuits, unforeseen risks, etc.

Signed for purposes of identification with
our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E. Autonomous City of Buenos Aires
T 201 F 24

BALANCE SHEET
For the period ended June 30, 2005
In comparative format with the previous year
In thousands of pesos

2.16. Dismissal indemnities

The Bank does not set up any provisions to cover the risk of dismissal indemnities involving the staff, as the disbursements in respect thereof are charged to the results for the year in which they occur.

2.17. Income Tax

Pursuant to Article 28 of Law 24.855, Banco Hipotecario Sociedad Anónima is subject to income tax, except for all the housing loan transactions carried out prior to October 23, 1997, date of registration of its by-laws with the Superintendency of Corporations.

The Bank charges to income and sets up a provision for the income tax determined based on the transactions subject to this tax in the fiscal year in which those transactions are carried out.

2.18. Minimum notional income tax

In view of the option granted by the BCRA by means of Communication "A" 4295, as of June, 30 2005 the Bank capitalized as a minimum notional income tax credit the tax amount paid in fiscal years 2003, 2004 and the advanced payments for fiscal year 2005, on the basis of projections prepared and the possibility of recovering it, with a counterpart in Prior year adjustment. The criterion adopted in prior years consisted in charging that disbursement to results.

2.19. Shareholders' Equity

a. Capital stock, reserves and capital adjustment:

The Shareholders' Equity account activity and balances prior to December 31, 1994 have been restated in the currency values prevailing at that date, following the method mentioned in the third paragraph of this Note. The transactions carried out subsequent to that date have been recorded in currency values of the period to which they correspond. The balances of the Shareholders' Equity accounts at June 30, 2005 have been restated in the currency value of February 28, 2003. The adjustment derived from the restatement of the balance of "Capital Stock" was allocated to "Equity Adjustments".

b. Results:

Income and expenses for the year have been restated into year-end currency regardless of whether they have been collected or paid.

c. Prior year adjustment:

1. Valuation of assets to be delivered as security for Coverage Bonds.

On January 30, 2004, BCRA Communication "A" 4084 established a change of criterion for the valuation of assets delivered to the public sector. The effect of this change was recorded as a counterpart under the Prior year adjustments caption, as established by BCRA Communication "A" 4095.

The most significant changes include the treatment applicable to assets delivered as collateral for advances granted by the BCRA for the subscription of the bonds envisaged in Sections 10, 11 and 12 of Decree No. 905/02. At the Bank's option, these assets may be excluded from the treatment foreseen in

In thousands of pesos

Communication "A" 3911. In this case, those assets are to be recorded at the value admitted for purposes of the providing of collateral, under the terms of Section 15 of the above-mentioned Decree and BCRA Communications "A" 3717 and "A" 3756.

The norm also establishes that effective January 2004 past due and unpaid public sector instruments are to be recorded at the lower of carrying value at December 31, 2003 or the value resulting from applying to their face value, net of retirements or of their conversion into tax options, as the case may be, the lowest percentage resulting from applying the net present value method to Promissory Notes and Bonds issued by the Trust Fund for Provincial Development.

It has also been established that interest accrued since December 2001 on the public debt instruments eligible for the sovereign debt restructuring agreement is to be offset against an adjustment account.

The Bank has opted to value the assets used as collateral at the value admitted for purposes of the providing of that collateral. As a result of the carrying value adjustment, an increase of $56,013 thousand was recorded as a counterpart in Prior year adjustments.

2. Capitalization of rights derived from the asymmetric indexation.

At December 31, 2003, in accordance with regulations known at that date, the Bank had capitalized the difference arising from the application of the CVS instead of CER to certain loans for $81,645 thousand. As of December 31, 2004, those loans had been repaid in the amount of $51,645 thousand charging them to prior years results, according to the criterion established by BCRA Communication "A" 4202, and the difference was covered with provisions previously set up.

3. Directors' fees.

The fees for Ps. 5,176 thousand payable to the Executive Committee Directors for profit sharing and stock appreciation rights, which are to be charged to fiscal 2003, as resolved by the Meeting of Shareholders held on May 31, 2004, have been allocated as prior year adjustments.

4. Capitalization of the minimum notional income tax credit.

As established by BCRA Communication "A" 4295, the Bank capitalized the credit derived from the payment of the minimum notional income tax for the fiscal year 2003 and the amount estimated for the fiscal year 2004, allocating such recovery for Ps. 21,850 thousand to Prior year adjustment.

5. Observations of the BCRA on the calculation of the compensation for asymmetric pesification pursuant to Sections 28 and 29 of Decree 905/02.

On April 6, 2005 the Bank's Board of Directors decided to accept the observations made by the BCRA regarding the calculation of the compensation for the asymmetric pesification of assets and liabilities. The Ps. 17,201 thousand amount not covered by an allowance in the previous year has been allocated to Prior year adjustments.

The preparation of the financial statements requires that the Bank's Board of Directors perform estimates affecting assets and liabilities, the net income/(loss) for the year and the determination of contingent assets and liabilities at the date thereof. Since these estimates involve value judgements regarding the probability of occurrence of future events, the actual net income/(loss) may differ from the estimated amount and thus generate losses or profits affecting subsequent periods. All legal and regulatory rules in force at the date of presentation of these financial statements have been considered.

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E. Autonomous City of Buenos Aires
T 201 F 24

BALANCE SHEET
For the period ended June 30, 2005
In comparative format with the previous year
In thousands of pesos

The financial statement figures for the previous year or period, presented for comparative purposes, include certain reclassifications and adjustments that contemplate specific disclosure criteria so as to present them on a consistent basis with those of the current year or period.

3. DIFFERENCES BETWEEN ARGENTINE CENTRAL BANK REGULATIONS AND PROFESSIONAL ACCOUNTING STANDARDS

Below is a detail of the main differences between the Argentine Central Bank regulations and professional accounting standards, considering the statement made in the first part of Note 10:

3.1. Valuation criteria

a) Compensation to be received, per Sections 28 and 29 of National Executive Branch Decree 905/02, and investment account securities

As of June 30, 2005 and December 31, 2004, the Bank carries the government securities received and to be received in the "Government Securities – holdings in investment accounts" and "Other Receivables for financial transactions – Other not included in the debtor classification regulations - Others" captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02.

Under professional accounting standards, those assets should be valued at their quotation values net of estimated selling expenses, charging the quotation differences to the results for each period, except there is a possibility and intention to carry them until maturity.

b) Allowances for receivables from the non-financial public sector

Current regulations on the setting up of allowances issued by the Argentine Central Bank provide that receivables from the Public Sector are not subject to allowances for doubtful accounts. Under professional accounting standards, those allowances must be estimated on the basis of the uncollectibility risk attaching to those assets.

c) Accounting for income tax according to the deferred tax method

The Bank determines income tax at the statutory rate applicable to the estimated taxable income, without considering the effect of any timing differences between the accounting and taxable results. Under professional accounting standards, income tax must be recognized according to the deferred tax method.

d) Secured loans, government and other similar securities

In view of Decree No. 1387/01 dated November 6, 2001, in the fiscal year ended December 31, 2001, the Bank exchanged with the National State national government securities (classified and valued as "Investment accounts", according to the criteria established by the BCRA) for national secured loans which, as of 30 de June de 2005 and December 31, 2004 were recorded under "Loans to the Non-financial Public Sector". Furthermore, as established by Decree 1579/02 the Bank and the Fiduciary Fund for the Provincial Development exchanged loans to the provincial governments for Provincial Secured Loans (BOGAR) which as of June 30, 2005 and December 31, 2004 have been disclosed under Government and Corporate Securities.

BALANCE SHEET
For the period ended June 30, 2005
In comparative format with the previous year
In thousands of pesos

At those dates, the Bank valued the two assets at the lower of present or technical value, as established by BCRA Communication "A" 3911 and complementary rules, as amended, except for those used as collateral for advances granted by the Governing Entity for the subscription of the bonds foreseen in Decree 905/02. Under the provisions of CD Resolution No. 290/01 of the CPCECABA, as of June 30, 2005 and December 31, 2004 those assets should have been valued on the basis of the respective quotation values of the securities exchanged as of November 6, 2001, which are considered to be the transaction cost as from that date, where applicable, plus interest accrued at the internal rate of return until the end of each period.

The Bank has recorded as a prior year adjustment the positive difference arising from recognizing the loans to the Public Sector at their repayment value for the acquisition of Coverage Bonds (per National Executive Branch Decree 905/02) following the guidelines of Communication "A" 4095. Under professional accounting standards, this item should be charged to the result for that year, because it was accrued that year.

e) Compensation for application of the CER/CVS

As of March 31, 2004, the Bank had written off the compensation amount for asymmetric indexation and charged it to the results for prior years, according to the criterion established by BCRA Communication "A" 4202. Under professional accounting standards, that compensation amount should have been charged to the results for the fiscal year.

f) Valuation at equity value

For purposes of calculating the equity value, Technical Pronouncement No. 21 establishes that the closing date of the fiscal year of investors is to coincide with that of the issuing companies, a criterion that differs from Argentine Central Bank regulations. The same valuation criterion under professional accounting standards is also to be applied to all subsidiaries.

g) Derivatives

Currency swap transactions carried out as a hedge for the Bank's exposure to CER index-adjustable peso denominated liabilities, without transferring the underlying asset, have been valued according to the net asset or liability position derived from variations in the underlying assets (CER plus 2% for assets) and variations in the US dollar quotation plus interest agreed for liabilities. This criterion differs from professional accounting standards.

3.2. Disclosure issues

a) Statement of cash flows, earning per share and business segment

The criterion established by Technical Pronouncement No. 19 for disclosing these items differs from that established by the Argentine Central Bank in its Circular CONAU 1.

4. RESTRICTED ASSETS OF RELATED COMPANIES

As of March 31, 2005, BHN Sociedad de Inversión Sociedad Anónima did not have any restricted assets.

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E. Autonomous City of Buenos Aires
T 201 F 24

BALANCE SHEET
For the period ended June 30, 2005
In comparative format with the previous year
In thousands of pesos

BACS Banco de Crédito y Securitización S.A. carries 100% of the A Certificate of the BACS II Financial Trust and the certificate of participation in the BACS Funding I Mortgage Trust as collateral for the line of credit granted by the International Finance Corporation (IFC).

5. NATIONAL GOVERNMENT COMPENSATING BONDS

On June 23, 2005 BACS Banco de Crédito y Securitización SA submitted to the BCRA a note requesting the review of the determined calculation of compensating bonds. Said request was based on the adjustment arising from the application of point 1.3 of Communication "A" 4122, in order to set a formal record of the right to compensation for the pesification of said securities and certificates held by the Bank as of December 31, 2001 in view of repo transactions arranged with other financial institutions. Therefore, a new calculation of the compensation has been carried out, which determines a positive adjustment of the compensating bond for US$ 27,316.95 thousand, a figure that increases the amount of BODEN 2012 receivable by the bank by US$ 41,152.90. In case of a favorable resolution, this compensation would be determined as follows: the amount of the compensating bond would be increased to US$ 41,152.90 and the Bank would not have access to coverage bonds due to a negative net position. As a result, liabilities with BCRA would be eliminated which, as of June 30, 2005 amounted to Ps. 18,063 thousand in principal plus Ps. 11,333 in CER on principle due and Ps. 1,760 in accrued interest payable.

6. MORTGAGE SYSTEMS INTERNATIONAL LLC ("MSI")

In view of the equity interest held by BHN Sociedad de Inversión S.A. in Mortgage Systems International LLC ("MSI"), and considering the problems that could arise from continuing to maintain an equity interest higher than 12.5% in a company which does not currently provide services supplementary to the Bank's specific activities, through Minutes No. 135 dated December 3, 2003 the Board of Directors resolved to: i) properly reflect the situation arising from the equity interest held in MSI in a note to consolidated financial statements; ii) consider the excess equity interest held by BHN Sociedad de Inversión S.A. in MSI's capital stock as a higher consolidated minimum capital requirement, as established by applicable regulations; and iii) make the pertinent presentations to the BCRA proposing the correct classification.

Signed for purposes of identification with
our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E. Autonomous City of Buenos Aires
T 201 F 24

BANCO HIPOTECARIO

BALANCE SHEET

For the period ended June 30, 2005
In comparative format with the previous year
In thousands of pesos

		2005	2004
	ASSETS		
A	**Cash and cash resources**	**287,995**	**316,423**
	Cash	36,310	43,039
	Banks and correspondents	119,616	139,429
	Others – (Note 10.2.)	132,069	133,955
B	**Government and Corporate Securities (Schedule A and Note 10.4.)**	**673,577**	**816,200**
	Holdings in investment accounts	20,697	262,876
	Holdings of trading securities	239,575	115,101
	Unlisted government securities	237,275	234,704
	Investments in listed corporate securities	35,483	49,233
	Securities issued by the BCRA	140,547	154,286
C	**Loans (Schedules B, C and D and Notes 10.3. and 10.5.)**	**2,561,373**	**2,527,677**
	To the non-financial public sector	860,415	843,774
	To the financial sector	6,678	84,333
	To the non-financial private sector and residents abroad	1,952,603	1,886,712
	Overdraft facilities	149,013	145,690
	Promissory notes	273	-
	Mortgage loans	1,566,351	1,643,093
	Pledge loans	2,900	2,235
	Consumer loans	71,250	19,712
	Credit cards	17,521	3,655
	Unallocated collections	(11,498)	(11,949)
	Others	132,607	60,429
	Accrued interest and quotation differences receivable	24,189	23,847
	Documented interest	(3)	-
	Allowances (Schedule J and Notes 12 and 13)	(258,323)	(287,142)
D	**Other receivables for financial transactions (Schedules B, C and D and Notes 10.3. and 10.6.)**	**4,389,515**	**4,512,195**
	Argentine Central Bank	2,037	2,132
	Amounts receivable for spot and forward sales to be settled	2,367	12,528
	Securities to be received under spot and forward purchases to be settled	1,108,195	1,140,680
	Premiums on options bought	286	-
		2005	**2004**
	Balances of forward transactions not yet settled without delivery of underlying asset	22,024	-
	Others not included in the debtor classification regulations (Note 16)	3,029,875	3,051,965

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E. Autonomous City of Buenos Aires
T 201 F 24

BANCO HIPOTECARIO

BALANCE SHEET

For the period ended June 30, 2005
In comparative format with the previous year
In thousands of pesos

	Others included in the debtor classifications regulations (Notes 16 and 17)	263,995	337,752
	Accrued interest receivable included in the debtor classification regulations (Note 17)	13,659	14,396
	Allowances (Schedule J)	(52,923)	(47,258)
F	**Investments in other companies (Schedule E and Notes 10.7. and 32)**	**115,842**	**119,351**
	In financial institutions	70,540	73,670
	Others	45,302	45,681
G	**Miscellaneous Receivables (Note 10.8.)**	**708,750**	**623,161**
	Minimum notional income tax - credit	25,107	-
	Others (Note 18)	703,999	649,320
	Other accrued interest receivable	1,698	1,698
	Allowances (Schedule J)	(22,054)	(27,857)
H	**Bank Premises and Equipment (Schedule F and Note 10.9.)**	**87,238**	**89,409**
I	**Miscellaneous Assets (Schedule F and Note 10.9.)**	**23,575**	**23,797**
J	**Intangible Assets (Schedule G and Note 10.11.)**	**5,116**	**6,263**
	Organization and development expenses	5,116	6,263
K	**Unallocated Items**	**1,152**	**2,606**
	TOTAL ASSETS	**8,854,133**	**9,037,082**

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E. Autonomous City of Buenos Aires
T 201 F 24

BANCO HIPOTECARIO

BALANCE SHEET

For the period ended June 30, 2005
In comparative format with the previous year
In thousands of pesos

		2005	2004
	LIABILITIES		
L	**Deposits (Schedules H and I and Notes 10.3., 10.12. and 31)**	**438,795**	**236,392**
	Non-financial public sector	33,485	20,006
	Financial sector	4,276	4,389
	Non-financial private sector and residents abroad	401,034	211,997
	Current accounts	14,760	17,473
	Savings accounts	115,902	73,875
	Time deposits	227,242	34,550
	Investment accounts	34,450	80,260
	Others	5,634	4,945
	Accrued interest and quotation differences payable	3,046	894
M	**Other liabilities for financial transactions (Schedule I and Notes 10.3., 10.13. and 10.14.)**	**6,069,873**	**6,512,749**
	Argentine Central Bank	2,011,206	2,198,115
	Others	2,011,206	2,198,115
	Banks and international entities	491,309	490,848
	Unsubordinated negotiable obligations (Note 19)	2,345,817	2,717,257
	Amounts payable under spot and forward purchases to be settled	1,052,210	976,854
	Securities to be delivered under spot and forward sales to be settled	2,398	13,543
	Premiums on options written	2,251	3,452
	Loans from domestic financial institutions	55,600	-
	Others (Note 22)	42,543	51,310
	Accrued interest and quotation differences payable	66,539	61,370
N	**Miscellaneous Liabilities**	**49,892**	**47,312**
	Fees	6,732	5,817
	Others (Note 23)	43,160	41,495
O	**Provisions (Schedule J and Notes 10.10., 10.15. and 24)**	**250,433**	**275,781**
Q	**Unallocated Items**	**813**	**5,688**
	TOTAL LIABILITIES	**6,809,806**	**7,077,922**
	SHAREHOLDERS' EQUITY *(per related statement)* (Note 10.19.)	**2,044,327**	**1,959,160**
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**8,854,133**	**9,037,082**

Notes and Schedules are an integral part of these financial statements.

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E. Autonomous City of Buenos Aires
T 201 F 24

BANCO HIPOTECARIO

INCOME STATEMENT

For the period ended June 30, 2005
In comparative format with the same period of the previous year
In thousands of pesos

	2005	2004
A Financial income	**365,767**	**395,265**
Interest on cash and cash resources	595	334
Interest on loans to the financial sector	673	74
Interest on overdraft facilities	3,259	1,564
Interest on promissory notes	1	7
Interest on mortgage loans	71,204	83,156
Interest on pledge loans	158	2
Interest on credit card loans	608	-
Interest on other loans	9,950	5,268
Interest on other receivables for financial transactions	17,209	18,168
Net income from government and corporate securities	60,808	58,197
Net loss on options	1,643	-
Net income from secured loans – Decree 1387/01	17,796	28,486
Adjustment from application of CER	89,906	33,045
Adjustment from application of CVS	1,676	59,237
Others (Note 25)	90,281	107,727
B Financial Expenses	**246,856**	**148,714**
Interest on current account deposits	231	42
Interest on savings account deposits	1,291	570
Interest on time deposits	3,395	314
Interest on loans from financial sector	158	4,464
Interest on other liabilities for financial transactions	82,591	51,491
Other interest	22,293	23,721
Net loss on options	-	7,261
Adjustment from application of CER	117,178	53,671
Others (Note 25)	19,719	7,180
GROSS INTERMEDIATION MARGIN	**118,911**	**246,551**

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E. Autonomous City of Buenos Aires
T 201 F 24

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

BANCO HIPOTECARIO

INCOME STATEMENT

For the period ended June 30, 2005
In comparative format with the same period of the previous year
In thousands of pesos

		2005	2004
C	**Loan Loss Provision**	10,064	10,603
D	**Income from services**	35,903	32,957
	Linked with lending transactions	1,117	-
	Linked with borrowing transactions	1,689	1,533
	Others (Note 26)	33,097	31,424
E	**Expenses for Services**	14,272	12,743
	Commissions	4,073	5,677
	Others (Note 27)	10,199	7,066
G	**Administrative expenses**	57,013	45,395
	Personnel expenses	29,744	24,545
	Directors' and syndics' fees	956	959
	Other fees	3,878	1,882
	Advertising and publicity	3,967	1,419
	Taxes	4,517	4,627
	Other operating expenses (Note 28)	11,828	10,554
	Others	2,123	1,409
	NET INCOME FROM FINANCIAL TRANSACTIONS	73,465	210,767

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E. Autonomous City of Buenos Aires
T 201 F 24

BANCO HIPOTECARIO

INCOME STATEMENT
For the period ended June 30, 2005
In comparative format with the same period of the previous year
In thousands of pesos

		2005	2004
I	**Miscellaneous income**	**51,314**	**46,504**
	Loss on long-term investments	-	7,194
	Penalty interest	4,448	4,364
	Loans recovered and allowances reversed	38,324	26,630
	Others (Note 29)	8,542	8,316
J	**Miscellaneous losses**	**44,260**	**95,628**
	Loss on long-term investments	3,510	-
	Penalty interest and charges in favor of the BCRA	8	18
	Loan loss provision for miscellaneous receivables and other provisions	31,399	21,923
	Others (Note 30)	9,343	73,687
	NET INCOME BEFORE INCOME TAX	**80,519**	**161,643**
	NET INCOME FOR THE PERIOD - INCOME	**80,519**	**161,643**

Notes and Schedules are an integral part of these financial statements.

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E. Autonomous City of Buenos Aires
T 201 F 24

BANCO HIPOTECARIO

ST ATEMENTOF CHANGES I NSHAREHOLDERS? EQUITY

For the period ended June 30, 2005
In comparative format with the same periodo fthe previo usyear
In thousands of pesos

Changes	Capital Stock	Non-CapitalizedC ontributions		Equity adjustments	Pr ofit reserves		Retainedearn ings	Total forthe period 06/30/2005	Total forthe period 06/30/2004
		Shareissuanc e premiums	Irrevocable contributions for futurecapital increases		Legal	Others			
1. Opening balances	1,500,000	-	1	1,797,623	1,022,078	169,608	(2,530,150)	1,959,160	1,680,825
2. Prior year adjustment (Note 40)							4,648	4,648	(5,176)
3. Subtotal	1,500,000	-	1	1,797,623	1,022,078	169,608	(2,525,502)	1,963,808	1,675,649
4. Net incomefor the period							80,519	80,519	161,643
5. Closing balances	**1,500,000**	**-**	**1**	**1,797,623**	**1,022,078**	**169,608**	**(2,444,983)**	**2,044,327**	**1,837,292**

Signed forpur poses of identification with our report dated August 10,2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° I - F° 17

Gabriel R. Martini
Public Accountant(U.B.A.)
C.P.C.E. Autonomous City ofBuenos Air es
T201 F 24

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

BANCO HIPOTECARIO

STATEMENT OF SOURCE AND APPLICATION OF FUNDS

For the period ended June 30, 2005

In comparative format with the same period of the previous year

In thousands of pesos

	2005	2004
Changes in funds		
Cash and cash resources at beginning of year	316,423	379,002
Increase (decrease) in funds	(28,428)	(24,734)
Cash and cash resources at end of period	287,995	354,268
Reasons for changes in funds in uniform currency		
Plus:		
Financial income collected	253,952	341,631
Income from services collected	35,903	32,957
Less:		
Financial expenses paid	112,565	304,129
Expenses for services paid	14,272	12,743
Administrative expenses paid	52,801	41,563
Funds provided by ordinary transactions	110,217	16,153
Other sources of funds	461,527	435,665
Net increase in deposits	202,403	62,902
Net increase in other liabilities	3,756	-
Net decrease in government and corporate securities	142,623	24,313
Net decrease in loans	-	60,562
Net decrease in other receivables for financial transactions	96,678	-
Net decrease in other assets	-	287,876
Other sources of funds	16,067	12
Total sources of funds	571,744	451,818
Other uses of funds	600,172	476,552
Net increase in loans	38,095	-
Net increase in other receivables for financial transactions	-	212,925
Net increase in other assets	56,191	-
Net decrease in other liabilities for financial transactions	505,886	187,682
Net decrease in other liabilities	-	75,945
Total uses of funds	600,172	476,552
Increase (decrease) in funds	(28,428)	(24,734)

Notes and Schedules are an integral part of these financial statements.

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E. Autonomous City of Buenos Aires
T 201 F 24

BANCO HIPOTECARIO

MEMORANDUM ACCOUNTS

For the period ended June 30, 2005
In comparative format with the previous year
In thousands of pesos

	2005	2004
DEBIT	12,676,104	11,969,691
Contingencies	8,566,466	8,425,700
Loans obtained (unused balances)	80,683	-
Guarantees received	1,563,174	1,688,851
Others not included in the debtor classification regulations	4,249,416	4,072,410
Contingencies – re. contra items	2,673,193	2,664,439
Control	2,945,966	3,526,619
Loans classified as non-recoverable	980,879	921,208
Others	1,888,102	2,578,917
Control – re. contra items	76,985	26,494
Derivatives	1,163,672	17,372
"Notional" value of put options bought	57,238	-
"Notional" value of forward transactions without delivery of the underlying asset	558,059	-
Derivatives - re. contra items	548,375	17,372
CREDIT	12,676,104	11,969,691
Contingencies	8,566,466	8,425,700
Loans granted (unused balances) included in the debtor classification regulations (Schedules B, C and D)	43,794	9,468
Guarantees provided to the BCRA	863,103	911,197
Other guarantees not included in the debtor classification regulations	606,175	569,707
Contingencies – re. contra items	7,053,394	6,935,328
Control	2,945,966	3,526,619
Amounts to be credited	78,839	28,319
Control – re. contra items	2,867,127	3,498,300
Derivatives	1,163,672	17,372
"Notional" value of call options written	12,340	17,372
"Notional" value of forward transactions without delivery of the underlying asset	536,035	-
Derivatives – re. contra items	615,297	-

Notes and Schedules are an integral part of these financial statements.

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E. Autonomous City of Buenos Aires
T 201 F 24

SCHEDULE (A)

BANCO HIPOTECARIO

GOVERNMENT AND CORPORATE SECURITIES

For the period ended June 30, 2005
In comparative format with the previous year
In thousands of pesos

Description	Identification	Holding			Position without options	Options	Final position
		Market value	Book value 06/30/05	Book value 12/31/2004			
LISTED GOVERNMENT SECURITIES							
- Holdings of investment accounts							
Argentina		18,144	20,697	262,876	20,697	-	20,697
In foreign currency		18,144	20,697	262,876	20,697	-	20,697
Boden 2012 – Compensating Bond	ARR6123=BA	18,144	20,697	262,876	20,697	-	20,697
Subtotal investment accounts		18,144	20,697	262,876	20,697	-	20,697
- Holdings of trading securities							
Argentina		239,575	239,575	115,101	239,575	-	239,575
In pesos		224,185	224,185	115,101	224,185	-	224,185
National Government Bonds in pesos 2 % -2007	BODEN 2007	40,369	40,369	31,007	40,369	-	40,369
National Government Bonds in pesos 2 % - 2008	BODEN 2008	75,841	75,841	38,152	75,841	-	75,841
Consolidation Bond Series 4 - 2%	PRO 12	19,708	19,708	16,000	19,708	-	19,708
Secured Bond	BOGAR 2018	19,022	19,022	2,285	19,022	-	19,022
Suppliers Bond in US dollars Series 4	PRE VIII	41,800	41,800	27,657	41,800	-	41,800
Social Security Debt Consolidation Bond in Pesos Series 3	PRE V	263	263	-	263	-	263
Suppliers Bond in Pesos Series 4	PRO VII	240	240	-	240	-	240
Par Bond in pesos	PAVP	7,009	7,009	-	7009	-	7,009
Discount Bond in pesos	DIVP	14,486	14,486	-	14486	-	14,486
National Government Bonds in pesos - 2014	BODEN 2014	5,447	5,447	-	5447	-	5,447
In foreign currency		15,390	15,390	-	15,390	-	15,390
National Government Bonds - 2012	BODEN 2012	15,390	15,390	-	15,390	-	15,390
Subtotal trading securities		239,575	239,575	115,101	239,575	-	239,575
TOTAL LISTED GOVERNMENT SECURITIES		257,719	260,272	377,977	260,272	-	260,272

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

Gabriel R. Martini
Public Accountant(U.B.A.)
C.P.C.E. Autonomous City ofBuenos Aires
T 201 F 24

SCHEDULE (A)

BANCO HIPOTECARIO

GOVERNMENT AND CORPORATE SECURITIES

For the period ended June 30, 2005
In comparative format with the previous year
In thousands of pesos

Description	Identification	Holding			Positionw ithout options	Options	Final position
		Market value	Bookvalue 06/30/05	Bookvalue 12/31/2004			
UNLISTED GOVERNMENT SECURITIES							
Arg entina		-	237,275	234,704	237,275	-	237,275
In p esos		-	237,275	200,252	237,275	-	237,275
National Gover nment Secured Bonds	BOGAR		207,019	197,217	207,019		207,019
Discount Bond in pesos		-	30,256	-	30,256	-	30,256
M edium-termT reasuryBonds – 11. 25% -due 2004	ARTY04FD3=ME	-	-	126	-	-	-
M edium-termT reasuryBonds – 8. 755% -due 2002	ARTY02FD3=ME	-	-	270	-	-	-
US dollar Supplier sBond Ser ies 2	PRO IV	-	-	440	-	-	-
Peso Supplier sBond Ser ies 3	PRO V	-	-	376	-	-	-
Peso Supplier sBond Ser ies 5	PRO IX	-	-	334	-	-	-
Other governm ent securities		-	-	1,489	-	-	-
In f oreigncu rrency		-	-	34,452	-		-
Argentine Republic External Bills		-	-	34,452	-		-
TOTAL UNLISTED GOVERNMENT SECURITIES		-	237,275	234,704	237,275	-	237,275

Signed forpur poses of identification with our report dated August 10,2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Gabriel R. Martini
Public Accountant(U.B.A.)
C.P.C.E. Autonomous City ofBuenos Air es
T201 F 24

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

BANCO HIPOTECARIO

SCHEDULE (A)

GOVERNMENT AND CORPORATE SECURITIES

For the period ended June 30, 2005
In comparative format with the previous year
In thousands of pesos

Description	Identification	Holding			Positionw ithout options	Options	Final position
		Market value	Bookvalue 06/30/05	Bookvalue 12/31/2004			
INVESTMENTS IN LISTED CORPORATE SECURITIES							
- Other equity securities							
Arg entina		35,483	35,483	49,233	35,483	-	35,483
In p esos		7,960	7,960	36,088	7,960	-	7,960
CHA Series 1		379	379	521	379	-	379
CHA Series 2		1,086	1,086	2,763	1,086	-	1,086
CHA Series 3		841	841	-	841	-	841
CHA Series 4		1,057	1,057		1,057	-	1,057
Red Mu tual		-	-	2,246	-	-	-
Alu ar S.A.		-	-	2,096	-	-	-
Ban sudS.A.		920	920	8,856	920	-	920
Sid erar.S.A.		-	-	4,987	-	-	-
Class C Hidr oeléctrica Piedradel Aguila due 12/31/2013		-	-	5,071	-	-	-
Class D Hidr oeléctrica Piedradel Aguila due 12/31/2013		-	-	633	-	-	-
Petro bras Energía Partic. S.A.		1,589	1,589	-	1,589	-	1,589
Teleco mS.A.		2,088	2,088	6,879	2,088	-	2,088
Tran sportadora Gas del Sur		-	-	1,906	-	-	-
Tarjeta Shopping Trust DebtSecurities, Series 5		-	-	130	-	-	-
In f oreigncu rrency		27,523	27,523	13,145	27,523	-	27,523
Banco Galicia negotiable obligations 2010		15,964	15,964	13,145	15,964	-	15,964
Tran sportadora Gas del Sur S.A.		8,425	8,425	-	8,425	-	8,425
Acin dar S.A.		3,134	3,134	-	3,134	-	3,134
TOTAL INVESTMENTS IN LISTED CORPORATE SECURITIES		**35,483**	**35,483**	**49,233**	**35,483**	-	**35,483**
SECURITIES ISSUED BY THE BCRA							
- Securities issued by the BCRA		**140,547**	**140,547**	**154,286**	**140,547**	-	**140,547**
BCRA Bills	ARVEY 43=BA	114,109	114,109	144,355	114,109	-	114,109
BCRA Bills for repo transactions		-	-	9,931	-	-	-
BCRA notes		26,438	26,438	-	26,438	-	26,438
TOTAL SECURITIES ISSUED BY THE BCRA		**140,547**	**140,547**	**154,286**	**140,547**	-	**140,547**
TOTAL		**433,749**	**673,577**	**816,200**	**673,577**	-	**673,577**

Signed forpur poses of identification with our report dated August 10,2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

Gabriel R. Martini
Public Accountant(U.B.A.)
C.P.C.E. Autonomous City ofBuenos Air es
T201 F 24

BANCO HIPOTECARIO

SCHEDULE (B)

CLASSIFICATION OF FINANCING ACCORDING TO STATUS AND GUARANTEES RECEIVED

For the period ended June 30, 2005
In comparative format with the previous year
In thousands of pesos

COMMERCIAL PORTFOLIO	2005	2004
Normal situation	1,263,942	1,219,422
With "B" preferred collateral and counter-guarantees	545	659
Without any preferred collateral or counter-guarantees	1,263,397	1,218,763
Potential risk	733	1,040
With "B" preferred collateral and counter-guarantees	726	1,037
Without any preferred collateral or counter-guarantees	7	3
High risk of insolvency	1,212	1,212
With "B" preferred collateral and counter-guarantees	-	-
Without any preferred collateral or counter-guarantees	1,212	1,212
Uncollectible	4,079	3,396
With "B" preferred collateral and counter-guarantees	158	153
Without any preferred collateral or counter-guarantees	3,921	3,243
Uncollectible for technical reasons	-	1,019
With "B" preferred collateral and counter-guarantees	-	-
Without any preferred collateral or counter-guarantees	-	1,019
TOTAL COMMERCIAL PORTFOLIO	1,269,966	1,226,089

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E. Autonomous City of Buenos Aires
T 201 F 24

BANCO HIPOTECARIO

SCHEDULE (B)
Continued

CLASSIFICATION OF FINANCING ACCORDING TO
STATUS AND GUARANTEES RECEIVED
For the period ended June 30, 2005
In comparative format with the previous year
In thousands of pesos

CONSUMER AND HOUSING PORTFOLIO	2005	2004
Normal performance	1,468,764	1,489,566
With "B" preferred collateral and counter-guarantees	1,302,459	1,376,632
Without any preferred collateral or counter-guarantees	166,305	112,934
Inadequate performance	94,669	103,167
With "B" preferred collateral and counter-guarantees	86,547	96,529
Without any preferred collateral or counter-guarantees	8,122	6,638
Deficient performance	51,185	59,212
With "B" preferred collateral and counter-guarantees	45,869	54,057
Without any preferred collateral or counter-guarantees	5,316	5,155
Difficult collection	69,698	85,851
With "B" preferred collateral and counter-guarantees	58,115	71,757
Without any preferred collateral or counter-guarantees	11,583	14,094
Uncollectible	156,221	173,678
With "B" preferred collateral and counter-guarantees	44,470	56,825
Without any preferred collateral or counter-guarantees	111,751	116,853
Uncollectible for technical reasons	30,641	38,872
With "B" preferred collateral and counter-guarantees	24,285	31,202
Without any preferred collateral or counter-guarantees	6,356	7,670
TOTAL CONSUMER AND HOUSING PORTFOLIO	1,871,178	1,950,346
GENERAL TOTAL	3,141,144	3,176,435

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E. Autonomous City of Buenos Aires
T 201 F 24

BANCO HIPOTECARIO

CONCENTRATION OF FINANCING

For the period ended June 30, 2005
In comparative format with the previous year
In thousands of pesos

Number of customers	FINANCING			
	2005		2004	
	Debt balance	%of total portfolio	Amount	%of total portfolio
10 largest customers	1,164,718	37.08%	1,102,779	34.72%
50 following largestcust omers	106,398	3.39%	125,237	3.94%
100 following largestcust omers	22,152	0.71%	19,398	0.61%
Rest of customers	1,847,876	58.82%	1,929,021	60.73%
Total	3,141,144	100%	3,176,435	100%

Signed forpur poses of identification with our report dated August 10,2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

Gabriel R. Martini
Public Accountant(U.B.A.)
C.P.C.E. Autonomous City ofBuenos Air es
T201 F 24

BANCO HIPOTECARIO

SCHEDULE (D)

BREAKDOWN OF FINANCING ACCORDING TO MATURITY DATES

For the period ended June 30, 2005
In thousands of pesos

Item	Past due portfolio	Remaining terms to maturity						
		1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Non-financial public sector	4,866	3,1263,6913,0	629,96345,568	790,139860,41	5			
Financial sector	-	6 ,678	-----6					,678
Non-financial private sector and residents abroad	46,084	356,18470,96	060,466124,05	8171,1771,445,	1222,274,051			
Total	50,950	365 ,988	74 ,651	63 ,528	134 ,021	216 ,745	2 ,235,261	3 ,141,144

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Gabriel R. Martini
Public Accountant(U.B.A.)
C.P.C.E. Autonomous City ofBuenos Aires
T 201 F 24

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

BANCO HIPOTECARIO

SCHEDULE (E)

BREAKDOWN OF INVESTMENTS INOTHER COMPANIES

For the period ended June 30, 2005
In comparative format with the previous year
In thousands of pesos

Item	Shares and/or units						Information on the Issuer				
Description	Class	Face value per unit	Votes per share	Number	Amount at 06/30/05	Amount at 12/31/2004	Principal line of business	Datao nla test fin. statements End of period/year	Capital Stock	Shareholders' Equity	Result for the period/year
- **In Financial Institutions, supplementary and authorized activities**											
Controlled -Ar gentina											
- BACS Banco de Crédito y Securitización S.A.	ordinary	1	1	43,750,000	70,540	73,670	Bancaria	06/30/2005	62,500	100,771	(4,473)
- BHN Sociedad de I nversión S.A.	ordinary	1	1	17,999,920	41,996	42,472	Inversión	03/31/2005	18,000	42,000	(260)
(*) - V.R.Tasaciones y Certif icaciones S.A.	ordinary	1	1	200,000	-	-	Tasaciones y certificaciones	12/31/2000	200	n/d	n/d
Subtotal controlled -Ar gentina					112,536	116,142					
- **In other com panies**											
Controlled -Ar gentina											
- BHN Inm obiliaria S.A.	ordinary	1	1	1,899,880	3,295	3,198	Intermed. oper. Inmobiliarias	12/31/2004	1,900	3,295	283
Subtotal controlled -Ar gentina					3,295	3,198					
Non-controlled -Ar gentina											
(*) - BHN Vida S.A.	ordinary	1	1	120	-	-	Aseguradora	03/31/2005	5,112	6,220	(173)
(*) - BHN Segur os Generales S.A.	ordinary	1	1	120	-	-	Aseguradora	03/31/2005	5,112	7,381	(59)
-M ercado Abierto Electrónico S.A.	ordinary	1,200	1	1	4	4	Merc.abier to de valores mob.	09/30/2003	1,361	4,092	1,886
- ACH S.A.	ordinary	1	1	2,500	7	7	Comp.elect. de m edios de pago	12/31/2001	250	1,835	384
(*) - V.R. Particulares S.A.	ordinary	1	1	15,000	-	-	Administración de consorcios	12/31/2000	120	n/d	n/d
Subtotal Non-controlled -Ar gentina					11	11					
Total equity investments in other companies					115,842	119,351					

(*)	PESO VALUE OF EQUITY INVESTMENTS	
	- BHN Vi daS.A.	120
	- BH NSeguros G enerales S.A.	120
	- BHN Seguros de Crédito Hipotecario S.A.	120
	- V.R. Tasaciones y Certificaciones S.A.	1
	- V.R. Particulares S.A.	1

Signed forpur poses of identification with our
report dated August 10,2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

Gabriel R. Martini
Public Accountant(U.B.A.)
C.P.C.E. Autonomous City ofBuenos Air es
T201 F 24

BANCO HIPOTECARIO

SCHEDULE (F)

BANK PREMISES AND EQUIPMENTAND MI SCELLANEOUS ASSETS

For the period ended June 30, 2005
In comparative format with the previous year
In thousands of pesos

Item	Net book value at beginning of year	Additions	Transfers	Deletions	Losses due to impairment of value	Depreciation for the period		Net book value at 06/30/05	Net book value at 12/31/2004
						Useful life (years)	Amount		
BANK PREMISES AND EQUIPMENT									
- R ealesta te properties	80,983					50	895	80,088	80,983
- Furnit ure and facilities	4,827	80				10	867	4,040	4,827
- Machinery and equipment	1,098	128				5	312	914	1,098
- Computer equipment	2,344	390				3	717	2,017	2,344
- Vehicles	04	1				51		40	0
- Sundry	157	16				5	34	139	157
Total	89,409	655	-	-	-		2,826	87,238	89,409
MISCELLANEOUS ASSETS									
- Constructi on inprogress	6,185	1,258				-		7,443	6,185
- Works of art and collect ors' items	195					-		195	195
- Leased asset s	5,648					50	68	5,580	5,648
- Assets a cquired through foreclosures	2,669	2,239		3,164	-		17	1,727	2,669
- Other miscellaneous assets	9,100			362		50	108	8,630	9,100
Total	23,797	3,497	-	3,526	-		193	23,575	23,797

Signed forpur poses of identification with our report dated August 10,2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

Gabriel R. Martini
Public Accountant(U.B.A.)
C.P.C.E. Autonomous City ofBuenos Air es
T201 F 24

BANCO HIPOTECARIO

SCHEDULE (G)

INTANGIBLE ASSETS

For the period ended June 30, 2005

In comparative format with the previous year

In thousands of pesos

Item	Net book value at beginningof year	Additions	Transfers	Deletions	Losses due to impairment of value	Amortization for the period		Net book value at 06/30/05	Net book value at 12/31/2004
						Useful life (years)	Amount		
Organization and development expenses	6,263	46	-	-	-	3	1,193	5,116	6,263
Total	6,263	46	-	-	-		1,193	5,116	6,263

Signed forpur poses of identification with our report dated August 10,2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Gabriel R. Martini
Public Accountant(U.B.A.)
C.P.C.E. Autonomous City ofBuenos Air es
T201 F 24

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

BANCO HIPOTECARIO

SCHEDULE (H)

CONCENTRATION OF DEPOSITS

For the period ended June 30, 2005
In comparative format with the previous year
In thousands of pesos

Number of customers	2005		2004	
	Debt balance	%of total portfolio	Debt balance	%of total portfolio
10 largest customers	145,095	33.07%	71,864	30.40%
50 following largestcust omers	123,715	28.19%	36,527	15.45%
100 following largestcust omers	26,705	6.09%	14,930	6.32%
Rest of customers	143,280	32.65%	113,071	47.83%
Total	438,795	100%	236,392	100%

Signed forpur poses of identification with our
report dated August 10,2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

Gabriel R. Martini
Public Accountant(U.B.A.)
C.P.C.E. Autonomous City ofBuenos Air es
T201 F 24

BANCO HIPOTECARIO

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FOR FINANCIAL TRANSACTIONS AND SUBORDINATED NEGOTIABLE OBLIGATIONS ACCORDING TO MATURITY DATE

For the period ended June 30, 2005

In thousands of pesos

Item	Remaining terms to maturity						
	1month (*)	3months (*)	6months (*)	12months (*)	24months (*)	More than24 months(*)	Total
Deposits	347,834	78,089	8,430	4,432	10	-	438,795
- Time depos its	146,542	78,089	8,430	4,432	10	-	237,503
- Investment a ccount	34,984	-	-	-	-	-	34,984
- Sa vingsa ccounts	123,356	-	-	-	-	-	123,356
- Cu rrent accounts	25,097	-	-	-	-	-	25,097
- Other depos its	17,855	-	-	-	-	-	17,855
Other liabilities for financial transactions	277,412	248,656	6,311	57,816	135,033	4,287,786	5,013,014
- Argentine Central Bank							
Others	-	-	-	-	-	2,011,206	2,011,206
- Banks and international entities							
Short-term facilities in US dollars	2,570	193,765	-	57,816	86,724	-	340,875
Secured facilities in US dollars	-	26,757	-	-	23,577	94,310	144,644
Long-term facilities – Floating rate	6	6	-	-	-	17,403	17,469
Long-ter m facilities - Fixed rate	-	-	-	-	-	-	-
- Unsubordinated negotiable obligations							
EMTN Series III	2,674	-	-	-	-	-	2,674
GMTN Series I	45,978	-	-	-	-	-	45,978
GMTN Series IV	2,185	-	-	-	-	-	2,185
GMTN Series VI	2,876	-	-	-	-	-	2,876
GMTN Series XVI	42,128	-	-	-	-	-	42,128
GMTN Series XVII	3,476	-	-	-	-	-	3,476
GMTN Series XXII	841	-	-	-	-	-	841
GM TNSeries XXIII	28,077	-	-	-	-	-	28,077
GMTN Series XXIV	22,938	-	-	-	-	-	22,938
GMTN Series XXV	25,487	-	-	-	-	-	25,487
Secu red Bond denominated in US dollars	-	28,068	-	-	24,732	98,929	151,729
Long-term Bond denomina ted in US dollars	-	-	3,515	-	-	1,142,317	1,145,832
Long-term Bond denomina ted in euros	-	-	2,796	-	-	923,621	926,417
- Others							
Others	98,182	-	-	-	-	-	98,182
Total	625,246	326,745	14,741	62,248	135,043	4,287,786	5,451,809

(*) These figures are exposed pursuant to contract clauses.

Signed forpur poses of identification with our report dated August 10,2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Gabriel R. Martini
Public Accountant(U.B.A.)
C.P.C.E. Autonomous City ofBuenos Air es
T201 F 24

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

BANCO HIPOTECARIO

SCHEDULE (J)

ALLOWANCES AND PROVISIONS

For the period ended June 30, 2005
In comparative format with the previous year
In thousands of pesos

Breakdown	Opening balances	Increases in uniform currency	Decreases in uniform currency		Balances at 06/30/2005	Balances at 12/31/2004
			Reversals	Allocations		
ASSETS OFFSETTING ACCOUNTS						
Loans						
For uncollectibility risk and loss of value (a)	287,142	4,399		33,218	258,323	287,142
Other receivables for financial transactions						
For uncollectibility risk and loss of value (b)	47,258	5,665	-	-	52,923	47,258
Miscellaneous receivables						
For uncollectibility risk and loss of value (c)	27,857	-	-	5,803	22,054	27,857
Total	362,257	10,064	-	39,021	333,300	362,257
LIABILITIES OFFSETTING ACCOUNTS						
Other contingencies (d)	275,781	31,399	-	56,747	250,433	275,781
Total	275,781	31,399	-	56,747	250,433	275,781

(a) FOR UNCOLLECTIBILITY RISKS OF LOANS: Stems from the analysis covering uncollectibility risks of the loan portfolio performed by the Bank, which considers the regulations laid down by the Argentine Central Bank and estimates for the period, as mentioned in Notes 12 and 13.
(b) FOR UNCOLLECTIBILITY RISKS OF OTHER RECEIVABLES FOR FINANCIAL TRANSACTIONS: Reflects the potential uncollectibility of mortgage loans transferred in trust, but not yet securitized.
c) FOR UNCOLLECTIBILITY RISKS OF MISCELLANEOUS RECEIVABLES: Set up to cover any possible uncollectibility of miscellaneous receivables.
(d) FOR OTHER CONTINGENCIES: This provision was set up to cover contingencies involving lawsuits, attorneys' fees and certain expenses related to the administrative restructuring undertaken by the Bank, and possible contingencies arising from the Stock Appreciation Right -StARS (Note 2), Profit Sharing and Stock Appreciation regime (Note 24).
In addition, the balance as of 06/30/05 and 12/31/04 includes the reserves for pending insurance claims, as established by National Insurance Superintendency regulations.

Signed for purposes of identification with our report dated August 10,2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E. Autonomous City of Buenos Aires
T201 F 24

BANCO HIPOTECARIO

SCHEDULE (K)

CAPITAL STATUS
For the period ended June 30, 2005
In thousands of pesos

Shares			Capital Stock					
Class	Number	Votes per share	Issued		Pending issuance or distribution	Allotted	Paid-in	Not yet paid-in
			Outstanding	Treasury Stock				
Ordinary								
Book-entry shares	150,000,000	(1)	1,500,000	-	-	-	1,500,000	-
Total			1,500,000	-	-	-	1,500,000	-

(1) See Note 9 to the financial statements.

Signed forpur poses of identification with our report dated August 10,2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Gabriel R. Martini
Public Accountant(U.B.A.)
C.P.C.E. Autonomous City ofBuenos Air es
T201 F 24

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

BANCO HIPOTECARIO

SCHEDULE (L)

FOREIGN CURRENCY BALANCES

For the period ended June 30, 2005
In comparative format with the previous year
In thousands of pesos

CAPTIONS	Head office and branches in Argentina	Total for the period at 06/30/05	Total for the period (by currency)		Total for the period at 12/31/2004
			US$	EUROS	
ASSETS					
Cash and cash resources	214,618	214,618	205,158	9,460	253,594
Government and corporate securities	63,611	63,611	63,611	-	316,177
Loans	92,969	92,969	92,969	-	44,352
Other receivables for financial transactions	3,929,369	3,929,369	2,979,234	950,135	4,024,199
Miscellaneous receivables	598,667	598,667	598,667	-	563,869
Unallocated items	-	-	-	-	-
Total	4,899,234	4,899,234	3,939,639	959,595	5,202,191
LIABILITIES					
Deposits	33,736	33,736	33,736	-	16,862
Other liabilities for financial transactions	3,932,833	3,932,833	2,948,520	984,313	4,245,510
Miscellaneous liabilities	604	604	603	1	675
Unallocated items	6	6	6	-	-
Total	3,967,179	3,967,179	2,982,865	984,314	4,263,047
MEMORANDUM ACCOUNTS					
DEBIT (Except for contra items)	155,908	155,908	155,437	471	47,993
Contingencies	66,502	66,502	66,118	384	44,771
Control	32,168	32,168	32,081	87	3,222
Derivatives	57,238	57,238	57,238	-	-
CREDIT (Except for contra items)	1,132,595	1,132,595	1,132,595	-	560,873
Contingencies	596,560	596,560	596,560	-	560,873
Derivatives	536,035	536,035	536,035	-	-

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E. Autonomous City of Buenos Aires
T 201 F 24

BANCO HIPOTECARIO

SCHEDULE (N)

FINANCIAL ASSISTANCE TORELAT ED PARTIES

For the period ended June 30, 2005
In comparative format with the previous year
In thousands of pesos

Item / Situation	Normal	Potential risk / inadequate performance	With problems / deficient performance		High risk of insolvency / difficult collection		Uncollectible	Uncollectible for technical reasons	Total	
			Not yet due	Past due	Not yet due	Past due			06/30/2005	12/31/2004
1.Loans										
- Mortgage and pledge loans	775	-	-	-	-	-	32	-	807	189
With "B" preferred collateral and counter-guarantees	775	-	-	-	-	-	32	-	807	189
2.Equityinvest ments in other companies	115,831	-	-	-	-	-	-	-	115,831	119,340
Total	116,606	-	-	-	-	-	32	-	116,638	119 ,529
Allowances	8	-	-	-	-	-	32	-	40	63

Signed forpur poses of identification with our report dated August 10,2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

Gabriel R. Martini
Public Accountant(U.B.A.)
C.P.C.E. Autonomous City ofBuenos Air es
T201 F 24

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2005
In comparative format with the Balance Sheet, Memorandum Accounts and Schedules as of December 31, 2004 and Income Statement, Statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2004

1. ECONOMIC AND SOCIAL SITUATION PREVAILING IN ARGENTINA

Since 2003, a remarkable improvement has been recorded by the Argentine economy, which put an end to the economic recession that had started in the second half of 1998, and worsened at the end of 2001 and the first half of 2002, certain economic indicators having shown signs of recovery such as the drop in interest rates and the stabilization of the foreign exchange market. The financial system has gradually recovered its liquidity levels, recording an increase in deposits and in certain types of borrowing. In spite of the change in the economic trend mentioned above, a situation characterized by high levels of unemployment and a major public and private debt burden still persists.

On March 18, 2005, Argentina announced the final outcome of its global offer to exchange certain public debt instruments (the "Eligible Securities"), payment of which has been deferred, for an aggregate eligible amount of approximately US$ 81,800 million (representing the face value and past due and unpaid interest) for a total of eleven series of Par Bonds, Quasi Par Bonds and Discount Bonds and five series of GDP-linked units.

Eligible bondholders holding approximately 76.15% of the amount subject to restructuring, equivalent to approximately US$ 62,300 million (representing around US$ 62,500 million, which are equivalent to a nominal amount not yet redeemed) participated in the debt swap that started on January 14 and ended on February 25, 2005.

Overcoming the legal proceedings being heard in the United Stated in relation to the cessation of payments declared by the country in early 2002, on June 2, 2005 Argentina announced the end of the exchange of sovereign debt and as from said date the process of delivery of the new debt securities started to become a fact.

Besides, the National Government reached an agreement with the International Monetary Fund to extend by a year the term of payments due between May 20, 2005 and April 28, 2006 for approximately US$ 2,500 million.

On August 4, 2005 the National Government made a payment of approximately US$ 1,580 million in repayment of capital of BODEN 2012, the main security created after the cessation of payments declared in December 2001.

On January 6, 2002, the Government enacted Law 25561 (Law on public emergency and exchange system reform) that involved profound changes to the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. Subsequently, the Government announced new economic policies, which were implemented through various legal regulations that significantly affected the banking business and the exchange system. Furthermore, changes in the economic situation led to the Government continuing to issue resolutions, which regulate and modify the above-mentioned measures.

Listed below are some of the main measures adopted by the Government, which impacted on the banking operations and particularly on this Bank.

Signed for purposes of identification with
our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the period ended June 30, 2005
In comparative format with the Balance Sheet, Memorandum Accounts and Schedules as of December 31, 2004 and Income Statement, Statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2004

Exchange system

As from February 11, 2002 a single free exchange market system was established, through which all transactions involving the exchange of currency are to be traded at a rate of exchange to be freely agreed, observing the requirements to be laid down by the Argentine Central Bank.

Loans in foreign currency

Loans in US dollars or any other foreign currency granted by the Argentine financial system prior to January 6 were converted into pesos according to the following guidelines: (i) loans to the non-financial private sector, at the exchange rate of $ 1 per US dollar or its equivalent in any other foreign currency; (ii) to the non-financial public sector, at the exchange rate of $ 1.40 per US dollar or its equivalent in any other foreign currency and (iii) to the financial sector, at the exchange rate of $ 1.40 per US dollar or its equivalent in any other foreign currency. As from February 3, 2002, those measures contemplated the application of the reference stabilization index (CER), which tends to reflect the fluctuations in the consumer price index, to the loans granted to the non-financial public and private sectors and a reduced interest rate, depending on the type of operation. Subsequently, the Executive Branch modified these regulations, exempting loans granted to individuals by financial institutions from application of the CER. From October 1, 2002 to April 1, 2004, those loans were index-adjusted by applying a salary variation index (CVS) published by the National Statistics and Census Institute (INDEC).

As mentioned in Note 17, claims about the pesification process have been made by foreign investors against certain Trusts in which the Bank holds debt securities and certificates of participation that have been subject to the pesification of foreign currency denominated assets and liabilities established by Law 25561 and Decree 214 at the $ 1.00=US$ 1 exchange rate, as those trusts were organized under Argentine legislation, with the consequent economic impact. In addition, application of the reference stabilization index (CER) produces an asymmetric yield on certain Trust assets and liabilities.

Deposits in foreign currency

Deposits in US dollars or other foreign currencies in the financial system have been converted to pesos at the exchange rate of $ 1.4 per US$ 1. It was also established that financial institutions were to return such deposits in pesos. A reference stabilization index (CER) and a minimum interest rate were applied to these deposits. Subsequently, owners of deposits were granted the possibility of opting to exchange those deposits for foreign and peso denominated government securities, by means of advances to financial institutions for them to be able to meet exchange costs.

Reorganization and bankruptcy proceedings

On February 14, 2002, Law 25563 on reorganization and bankruptcy proceedings was enacted, which declared a production and credit emergency generated by the crisis affecting Argentina, to last until December 10, 2003.

On May 15, 2002, the National Congress passed Law 25589, which amended the Bankruptcy Law. Law 25589 allows creditors to acquire the share package of the debtor company, suspends the term for the foreclosure

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

of guarantees for 180 calendar days, reduces the exclusivity period for debtors to make creditors offers and implements the out-of-court reorganization plan (APE).

On January 17, 2005, Law 13302 of the Province of Buenos Aires was enacted, establishing that foreclosures of mortgages on real estate properties intended for sole family dwelling will be suspended for 180 business days within the jurisdiction of that Province, provided that their current tax value does not exceed pesos ninety thousand (Ps. 90,000).

Furthermore, this provincial law establishes that the above-mentioned suspension of foreclosure on sole family dwellings, whatever the origin of the obligation, will be extended to one (1) year in the case of unemployed borrowers at the date of enactment of that law.

Mortgage refinancing system (Note 8)

On November 6, 2003, Law 25798, regulated by Decree No. 1284/03, established the creation of a system for the refinancing of mortgage loans and of a restructuring unit for the purpose of analyzing loans arranged prior to the application of the Convertibility Law 23928.

Preventive measures

As a result of the measures adopted by the Argentine Government, a significant number of claims against the National State and financial institutions were filed before the courts, requesting that deposits be returned in the currency in which they were originally made, as the measures were in breach of constitutional rights. At the date of these financial statements, the final outcome and the amount of those claims were still unknown.

On October 26, 2004, the Supreme Court of Justice of the Nation ruled on a case that claimed reimbursement of a deposit in its original currency, confirming with the votes of five of its members the conversion to pesos of deposits at $ 1.40 per US dollar, adjusted by applying the CER.

Conversion of provincial public debt

By Decree 1579/02, the Executive Branch established that the Trust Fund for Provincial Development was to assume the provincial debts instrumented in the form of Government Securities, Treasury Bills or Loans. This Fund, through Banco de la Nación Argentina, in its capacity as trustee, was to issue Secured Bonds to offer them as payment of the debt held by the provinces with banks and financial institutions.

Financial System Restructuring Unit

Executive Branch issued Decree No. 1262 dated May 22, 2003 created the Financial System Restructuring Unit (Unidad de Reestructuración del Sistema Financiero), which has been designed to define the strategy for the restructuring of the financial system.

The impact generated by these circumstances on the Bank's balance sheet and financial position as of June 30, 2005 was recognized in accordance with BCRA regulations and on the basis of estimates made by the Bank's Management.

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the period ended June 30, 2005
In comparative format with the Balance Sheet, Memorandum Accounts and Schedules as of December 31, 2004 and Income Statement, Statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2004

2. COMPREHENSIVE FINANCIAL DEBT RESTRUCTURING PLAN

In view of the significant adverse changes that took place in 2002 in Argentina (Note 1) and their impact on the financial system, on August 15, 2002 the Board of Directors of the Bank resolved to start a restructuring of its debt corresponding to principal on: i) negotiable obligations issued abroad for approximately $ 2,849,254 thousand and ii) loans received from foreign banks and entities for approximately $ 889,551 thousand, both balances at December 31, 2003.

On the basis of that restructuring and with the intention to give an equitable treatment to the various creditors involved, the Bank decided to postpone the servicing of the principal, interest and any other item in connection with the debt concerned from August 16, 2002 to the date of the successful restructuring of the debt. This situation was informed to the Argentine Central Bank, the National Securities Commission and the Buenos Aires Stock Exchange on August 16, 2002.

On August 14, 2003, the Bank launched an Offering involving all its series of negotiable obligations and total bank debt.

On December 29, 2003 the term for receiving exchange offers expired, the Bank accepting all existing validly offered securities in view of compliance with the conditions for the Bank's exchange offers and the simultaneous restructuring of all its outstanding debt with bank creditors. On January 14, 2004, this debt was settled.

The total final principal on validly offered securities existing at December 29, 2003 was Ps, 2,662,242 thousand, representing approximately 93% of the total principal on the outstanding securities existing at that date.

Of a total principal amount of Ps. 889,551 thousand on the bank debt existing at December 29, 2003, 100% participated in its simultaneous restructuring.

At December 31, 2003, the Bank had recorded- i) the positive impact of the reductions in principal amounts in the "Gain on restructuring of negotiable obligations" and "Gain on restructuring of financial loans" lines, for Ps. 231,998 thousand and Ps. 254,404 thousand, respectively, under the Financial Income caption, ii) the lower interest for Ps. 209,280 thousand accrued in fiscal 2003, adjusting the Financial Expenses caption, iii) the lower interest for Ps. 88,016 thousand accrued in fiscal 2002, in the Miscellaneous Profits caption, and iv) set up a provision for Ps. 59,271 thousand for the Stock Appreciation Right ("StARS") covenant included in the negotiable obligation and mid-term secured facilities issue indenture.

In view of the commitments undertaken, a trust has been created under Argentine law through a Trust Agreement entered into by and between the Bank and ABN AMRO Bank NV, Argentine Branch, the Bank transferring as trustor BODEN 2012 and loans secured by the National Government on December 24, 2003. The Trust shall keep those assets for the benefit of the holders of guaranteed debt securities and guaranteed financial debt. The only purpose of the Trust is to secure interest payments and repayment of principal due on the restructured guaranteed financial debt, and its assets shall consist exclusively of BODEN, loans guaranteed by the government and their proceeds.

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

After January 14, 2004, the exchange transaction settlement date, the Bank continued to exchange negotiable obligations with holders adhering to the offering late. As of June 30, 2005, the face value of the obligations exchanged amounted to US$ 7,022 thousand and Euro 8,514 thousand.

At the date of these financial statements, the Bank has honored the total amount of amortizations and interest on restructured debt.

3. COMPENSATION GRANTED BY THE NATIONAL GOVERNMENT TO FINANCIAL INSTITUTIONS

3.1. ASYMMETRIC PESIFICATION

Through Decree 905, the Government established the issuance of "National Government Compensating Bonds" to compensate financial institutions for the negative effects on their assets of the conversion into pesos at different exchange rates of receivables and obligations denominated in foreign currency, as provided for by Law 25561, Decree 214 and its amendments and complementary rules, and to cover the negative difference between assets and liabilities denominated in foreign currency arising from their conversion into pesos, as established by the above-mentioned rules, the BCRA being empowered to determine its regulation.

After a series of submissions presented in reply to observations made by the Superintendency of Financial and Exchange Institutions and recommendations of the Argentine Ministry of Economy, on April 6, 2005 the Board of Directors of the Bank decided to agree to the BCRA resolution, which reduced the value of the compensation by approximately Ps. 47,201 thousand as of March 31, 2005. For such purpose, these financial statements for interim periods include that sum as an increased liability with the BCRA, with a counterpart in provisions for Ps. 30,000 thousand and in Prior year adjustment for Ps. 17,201 thousand, in view of the corrections of the estimates previously made (Note 40).

With the adjustment ordered by the BCRA, the Bank made a submission in compliance with the reporting requirements established by Sections 28 and 29 of Decree 905 - Compensation to financial institutions consisted of the following:

- National Government Compensating Bond in US dollars, due 2012 (Section 29, subsection b, c and d): compensating bond - difference between assets and liabilities converted into pesos at $ 1.00, for the exchange rate difference of $ 0.40, converted into pesos at the $ 1.40 =US$ 1 rate: US$ 360,810.9 thousand.

- National Government Coverage Bond in US dollars, due 2012 (Section 29, subsection e). Coverage Bond - difference between assets and liabilities in US dollars, net of the compensating bond: US$ 832,827.0 thousand.

In September 2002 the Argentine Central Bank credited US$ 344,050 thousand in BODEN 2012, no bonds having been issued for the difference in the compensation amount requested.

Finally, on August 1, 2005 a note was submitted to BCRA stating the compliance of the number of BODEN verified by Financial and Exchange Institutions Superintendency expressing that, subject to clearance and

delivery thereof, is completely and finally compensated in view of the provisions of articles 28 and 29 of Decree 905/02 and, therefore, the right to claim in view of the same provisions was waived.

On June 23, 2005 BACS Banco de Crédito y Securitización SA submitted to the BCRA a note requesting the review of the determined calculation of compensating bonds, as described in Note 5 to the consolidated financial statements.

For purposes of these financial statements, i) BODEN 2012 bonds credited by the Argentine Central Bank have been recorded in Government and Corporate Securities - Holdings in investment accounts – Securities to be received under spot and forward purchases (repo transactions) – Guarantee Deposits - bonds delivered as collateral for Negotiable Obligations and secured facilities to banks in Miscellaneous Receivables, ii) the amount in respect of the right to collect the compensating and Coverage Bonds has been recorded in Other Receivables for financial Transactions - Compensation to be received from the National Government - In foreign currency and iii) the amount of the obligation to be assumed as a counterpart for the Coverage Bond, in Other liabilities for financial transactions - Argentine Central Bank - Others.

3.2. ASYMMETRIC INDEXATION

Law 25796, regulated by Decree 117/04, established a mechanism for compensating financial institutions for the effects generated by the application of the Salary Variation Index (CVS) to some of their assets, and the Reference Stabilization Index (CER), to some of their liabilities.

If that difference is positive, the National State shall place the bonds for the financial institutions at a technical value equal to that difference. If the difference is negative, financial institutions will be required to return to the National State the "National Government Bonds in pesos at variable rates due 2013 in the amount of that difference.

Article 12 of Decree 117/04 establishes that the mechanism for compensation described above will also apply to loan portfolios that have been originated by financial institutions and then transferred to trusts until January 31, 2002, in which case the mechanism shall apply to financial institutions which hold at that date debt securities or trust participation certificates for up to the amount of the portfolio originated and transferred.

BCRA Communication "A" 4114 established that financial institutions were to confirm their adherence to the compensation regime implemented by April 30, 2004 which included uncertain aspects regarding the compensation calculation method, particularly the method for calculating the weighted average life (point 1.a.d.) and the scope of the hypothesis foreseen in Article 4, paragraph 1 of Annex II to Decree 117/04.

In view of the uncertainty generated by the regulations issued, on April 22, 2004 the various associations grouping financial institutions sent letters to the Ministry of Economy and the BCRA requesting them to clarify the procedure to be used by the Government to calculate that compensation, indicating the need to have the calculation method available and to know how the date of termination of the compensation is to be determined, as established by article 4 of Annex II to Decree 114/04. These elements are necessary to evaluate whether it is advisable for the Bank to adhere to this regime or not.

On May 3, 2004, Ministry of Economy and Production Resolution No. 302/04 was published in the Official Gazette, approving the method to be used by the Finance Secretariat for calculating the amount of "peso-

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

denominated National Government Bonds accruing interest at variable rates and due 2013 to be delivered to financial institutions adhering to the Compensation regime created by Law 25796.

On May 18, 2004, the Bank submitted letter No. 194 informing the Central Bank that it will not adhere to this regime, and stating its wish to be compensated for the negative effects on its equity derived from application of the CVS to certain assets converted into pesos and from the unequal application of the CER to certain liabilities, and expressly reserving its right to seek relief.

At the closing date of these financial statements for interim periods, the Bank carries under memorandum accounts the asset contingency for Ps. 81,645 thousand for the rights specified above.

4. REHABILITATION AND REGULARIZATION PLAN

Through resolution No. 213/02, the Board of Directors of the Argentine Central Bank requested Banco Hipotecario Sociedad Anónima to submit a Rehabilitation and Regularization plan, pursuant to article 34 of Law 21526 on Financial Institutions, as amended. This plan should contemplate adopting the necessary measures to restore the liquidity position of the Bank.

On April 17, 2002, the Bank submitted that Rehabilitation and Regularization plan to the Argentine Central Bank.

On August 21, 2002, new financial projections and complementary information were submitted to the Argentine Central Bank, which contemplated changes in the economic context subsequent to April 17, 2002; the variation between actual balances and balances projected as of May 31, 2002; the status of the refinancing of the debts that fell due in 2002; the status of the liabilities renegotiation during the second semester of 2002 (debt restructuring), a summary of modified financial projections and the recovery of the amounts due to the Argentine Central Bank, as required by the whereas clause No. 9 of Resolution No. 213/02 issued by the Board of Directors of that Entity.

Through Resolution No. 227 dated May 29, 2003, the Board of Directors of the Argentine Central Bank requested from Banco Hipotecario S.A. the reformulation of the current Rehabilitation and Regularization Plan in order for the latter to contemplate the adequacy of the liquidity projections and to take the necessary steps to safeguard its solvency.

On June 18, 2003, the Bank submitted to the Argentine Central Bank the reformulation requested by the latter, stating the following points: i) progress in the negotiations for the restructuring of the external debt, ii) petitions for authorization to repay the assistance through the delivery of BODEN 2012 received from mortgage debtors, iii) expense reduction plan, iv) adherence to the procedure established by Section 8 of Decree 739/03 for the repayment of that assistance, with the alternative foreseen in Section 3 of Decree 1262/03, and v) certain analyses of the financial statements at December 31, 2002.

By means of Resolution No. 269 of the Superintendent of Financial and Exchange Institutions, on October 27, 2004 the Regularization and Rehabilitation Plan submitted by the Bank as required under BCRA Board Resolutions Nos. 213/02 and 227/03 was deemed to have been duly fulfilled.

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the period ended June 30, 2005
In comparative format with the Balance Sheet, Memorandum Accounts and Schedules as of December 31, 2004 and Income Statement, Statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2004

This resolution was issued considering the following:

- The Bank has successfully restructured its foreign debt and started to service the new debt.
- The Bank obtained the approval from the URSF for the schedule for repayment of the assistance loans granted by the BCRA and started to amortize those loans.
- The Bank has embarked on a transformation and reorganization program involving the development of processes and systems for implementing universal banking oriented lines of business.
- The Bank has taken various steps for its reconversion, such as: i) the start-up of a new system, ii) the launch of corporate, consumer and credit card loans on the market, iii) attraction of retail deposits, iv) the placement of Argentine Mortgage Bonds Series I.
- Recording in 2004 of ample excesses of minimum capital requirements established by current regulations.
- In the first half of 2004, the Bank reported a profit of Ps. 161.6 million (9.6% of the opening shareholders' equity) as a result of the higher financial brokerage margin, thus reversing the negative margins reported in fiscal years 2002 and 2003.
- The trial balance for September 2004 presented in compliance with reporting requirements showed a profit of Ps. 223.4 million (13.3% of the opening shareholders equity).
- At October 22, 2004 the Bank records high operating liquidity levels, its liquid resources being equivalent to three times the total deposits and representing 16% of its main liabilities.
- No deficiencies were recorded in the minimum cash technical ratio in fiscal 2004, either in the peso or foreign currency positions, showing high levels of cash surpluses.

5. TREATMENT OF ASSISTANCE GRANTED BY THE BCRA

Executive Branch Decree 739/03 and BCRA Communication "A" 3941 established that financial institutions which so request it shall repay the rediscount and advance balances in force at the date of that Decree and granted within the framework of Section 17 of Law 24144 and its amendments, in no more than 70 installments.

Subsequently, the Executive Branch issued Decree 1262/03 establishing that the conditions for the amortization of rediscounts may be modified, and extended the maximum number of installments up to one hundred and twenty (120) installments, each of which shall be equivalent to a percentage not lower than 0.40% of the adjusted principal amount.

On September 11, 2003, reformulated on February 4, 2004, the Bank submitted to the BCRA a schedule for the repayment of its debt for rediscounts received from the Governing Entity, as prescribed by Section 3 of Decree No. 1262/03, as well as a transformation and reorganization plan to strengthen the Bank's efficiency and profitability.

This schedule has been prepared on the basis of the balances of rediscounts and advances granted by the BCRA as of March 28, 2003, which at that date amounted to Ps. 391,101 thousand, delivering as collateral for the assistance granted secured loans which, considered at their technical value, maintain a margin not lower than 125%. In that submission, the Bank contemplates the settlement of its debt over a maximum term of 89 months counted as from March, 2004.

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the period ended June 30, 2005
In comparative format with the Balance Sheet, Memorandum Accounts and Schedules as of December 31, 2004 and Income Statement, Statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2004

Through Resolution No. 3 dated February 5, 2004, the Unit for the Restructuring of the Financial System authorized the BCRA to modify the conditions for the amortization of the assistance established in Section 9, subsect. b) of Decree 739/03, which was adapted by the Bank according to the schedule mentioned in the preceding paragraph.

Through Communication "A" 4268, the BCRA established that financial institutions carrying debts for assistance loans received under article 17 of the BCRA Charter, which have been financed as envisaged in Decrees Nos. 739/03 and 1262/03, may make advance payments until that credit assistance has been fully repaid.

Through Resolution No. 308 dated November 4, 2004, the Board of Directors of the BCRA established that Banco Hipotecario SA should repay the assistance loan granted by the Governing Entity prior to any foreign debt purchase or repayment.

In this regard, on November 11 and December 1, 2004, the Bank made early settlements of the financial assistance loan granted by the BCRA in the amounts of Ps. 10,000 thousand and Ps. 30,000 thousand, respectively, in order to settle in advance its restructured foreign debt.

On January 20 and February 25, 2005, the Bank took part in the tender offers established by the BCRA in accordance with the guidelines of Communications "A" 4268 and 4282, the amounts of Ps. 63,759 thousand and Ps. 16,924 thousand, respectively, having been accepted in settlement of the previously refinanced debt.

On May 3, 2005, the Bank repaid in advance all the assistance loans granted by the BCRA, as envisaged in Decrees Nos. 739/03 and 1262/03. The total amount paid was Ps. 233,487 thousand, including principal, CER and interest. Despite the total repayment of assistance loans, the Bank still maintains the rights inherent to advances granted pursuant to Communications "A" 4268 and 4282.

6. EXPOSURE TO THE PUBLIC SECTOR

The Bank carries in its financial statements assets with the Non-financial Public Sector amounting to Ps. 4,760,703 thousand according to the following breakdown:

a) Government securities for Ps. 497,546 thousand (BODEN 2012 Ps. 36,087 thousand, BODEN 2007 Ps. 40,369 thousand, BODEN 2008 Ps. 75,841 thousand, BOCON PRE 8 Ps. 41,800, BOGAR Ps. 226,040 thousand, BOCON PRO 12 Ps. 19,708 thousand, BOCON PRE V Ps. 263, BOCON PRO VII Ps. 240 thousand, BODEN 2014 Ps. 5,447 thousand, PAR BONDS 2038 Ps. 7,009 thousand, DISCOUNT BONDS 2033 Ps. 44,742).
b) Loans secured by the National Government for Ps. 733,926 thousand, which originated from the exchange of government securities established by Decree 1387/01, accepted in repayment of non-performing mortgage loans acquired on the market. These loans have been recognized under the Loans caption.
c) Loans to the provincial and municipal non-financial public sectors for Ps. 126,490 thousand.
d) Rights to receive BODEN 2012 (hedge and compensating bonds) for Ps. 2,604,630 thousand, pursuant to Sections 28 and 29 of Decree 905/02.

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the period ended June 30, 2005
In comparative format with the Balance Sheet, Memorandum Accounts and Schedules as of December 31, 2004 and Income Statement, Statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2004

e) Other receivables for financial transactions for Ps. 191,935, corresponding to BODEN 2012 for the repo transaction with DEPFA.
f) Miscellaneous receivables for Ps. 606,176 thousand, corresponding to assets transferred to the trust as collateral for the bonds and secured facilities derived from the debt exchange, of which 9,616 thousand correspond to National Government Secured Loans and Ps. 477,780 thousand, to BODEN 2012, and BODEN 2012 deposited as collateral for the currency swap transactions for Ps. 118,780 thousand.

Furthermore, liabilities with the BCRA recorded as of June 30, 2005 amount to Ps. 2,011,206, being the receivables related with advances to subscribe BODEN 2012 pursuant to Sections 28 and 29 of Decree 905/02.

The net exposure to the Public Sector, without considering liquid assets in accounts opened at the BCRA, amounts to Ps. 2,749,497 thousand as of June, 30 2005 and Ps. 2,526,498 thousand as of December 31, 2004.

It is the Bank's intention to deliver as collateral for the allocation of the advance to the financing of the subscription of the Coverage Bonds, as indicated by Section 29 of Decree 905/02.

Through letters dated August 26 and December 28, 2004, Banco Hipotecario informed the BCRA that it had reserved secured bonds for a face value of 126,675,947 and freely available secured loans for a face value of 109,391,930, to be used as collateral for the advance from the BCRA for the subscription of the Coverage Bonds to which the Bank is entitled (pursuant to Section 29, subsect. f) and g) of Decree 905/02).

In addition, Decree 905/02 envisages in its Section 17 that in the event of default by the National State on the payment of principal or interest on the bonds envisaged in Chapter II (BODEN) or the securities indicated in section 15, subsect. b) and, c) (secured loans and BOGAR), for more than 30 days following the respective due dates, each financial institution will be entitled to repay in advance either fully or partially the advances received for the subscription of bonds, using for that purpose all or the equivalent portion of the assets provided as collateral, taken at the value in which they were recorded at the time the advances were granted, plus interest accrued until the repayment date, less the amount actually repaid.

Through Communication "A" 3911, complementary rules and amendments, the BCRA resolved that the assets delivered as collateral for the advances granted for the subscription of the bonds foreseen by Decree 905/02, ratified by Section 71 of Law 25827, may be excluded from the accounting valuation at present, technical or theoretical values (see Notes 10.4. and 10.5.) at the discretion of the institutions, for a total or partial amount of the advances, pursuant to the provisions of Section 17 of that Decree, in which case they are to be recorded at the value admitted for purposes of the providing of collateral.

In view of the above, the Bank's high exposure to the Non-financial Public Sector must be considered in the light of the liabilities assumed with the BCRA.

7. BUSINESS PLAN AND PROJECTIONS

As called for by Communication "A" 4299, as of June 30, 2005, the Business Plan for the 2005-2007 period was submitted to the BCRA, focused on the development of a model of universal banking, on the basis of the traditional mortgage loan business franchising, according to the following objectives and goals:

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2005
In comparative format with the Balance Sheet, Memorandum Accounts and Schedules as of December 31, 2004 and Income Statement, Statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2004

1) Positioning to improve market share.

- Acquisition of a financial institution
- Development of a sales platform
- Opening new sales channels
- Concentration and stabilization of the IT solution

2) Development of new products and services

- Consumer loans
- Corporate loans
- Structured financing
- Foreign trade
- Credit cards
- Transactional banking
- Unrelated insurance
- Other services to individuals and medium-sized enterprises.

3) Increasing revenues from the mortgage loan business

- New household insurance
- Third party portfolio servicing activities
- Structured financing for construction projects
- New mortgage loan structures

4) Actions conducive to a balanced long-term asset and liability position

- Prudent policy for liquidity administration
- Conservative administration of major risks
- Financial coverage efforts

8. MORTGAGE LOAN REFINANCING SYSTEM - LAW 25798.

On June 22, 2004 the Bank stated its adherence to the Mortgage Loan Refinancing System and certified 13,225 eligible loans included in the System totaling Ps. 218,335 thousand, Ps. 193,619 thousand corresponding to the amount to be refinanced as of February 2004 under the terms of Chapter I of Law 25798. At the same time, First Trust of New York National Association, the trustee under the BHN Master Mortgage Trust, stated its adherence to the System certifying 228 eligible loans included for a total amount of Ps. 6.297 thousand, Ps. 6,239 corresponding to the amount to be refinanced as of February 2004, under the terms of Law 25798. These loans have been securitized and the beneficiary of the total proceeds therefrom is Banco Hipotecario SA.

After the system established by that Law has been formalized, the Bank will be entitled to collect bonds issued by the trustee for: i) 60% of the unpaid securities amounts falling due on November 1, 2006 and ii) 40% of the remaining securities falling due on November 1, 2014.

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

The Bank has not given accounting recognition in these financial statements to the vested rights arising from the implementation of this System.

9. BANCO HIPOTECARIO SOCIEDAD ANONIMA

Pursuant to Law 24855 enacted on July 2, 1997 and promulgated by the National Executive Branch through Decree 677 dated July 22, 1997, and decree 924/97 Banco Hipotecario Nacional was declared "subject to privatization" under the terms of Law 23696 and the National Executive Branch should proceed to its transformation into a corporation ("sociedad anónima"). The new entity arising from this transformation will do business under the denomination of "Banco Hipotecario Sociedad Anónima", and as a commercial bank in accordance with Law 21526 and complementary rules, as amended, with the scope envisaged by the regulations, and with the rights and obligations of its predecessor.

Law 24855 and its regulatory decree provide that for ten years as from the promulgation of the Law, Banco Hipotecario Sociedad Anónima should, among other things, finance the construction and/or acquisition of dwellings throughout the national territory. Banco Hipotecario Sociedad Anónima should also offer credit lines for an amount equivalent to 10% of the total loans it grants for housing construction, to finance the construction of dwellings in small towns.

Banco Hipotecario Sociedad Anónima has a corporate capital of Ps. 1,500,000 thousand, fully subscribed and paid-in, represented by 150,000,000 ordinary book-entry Class A, B, C and D shares, with a face value of Ps. 10 each and one vote per share, except for the special multiple vote right for the Class D shares foreseen in the Bank's by-laws.

On February 2, 1999, Banco de la Nación Argentina, as trustee of the Assistance to the Federal Trust Fund for Regional Infrastructure Trust Fund, made the combined public offering of 42,000,000 ordinary Class D shares and 270,000 options, each of the latter representing the right to purchase 100 shares, and the investors are required to acquire a minimum quantity of Class D shares so as to be awardees of the options. This right expired on February 2, 2004.

With the authorization of the National Securities Commission of Argentina, the Bank placed 13,616,606 Class D shares and 61,289 options on the local capital market, and 28,383,394 ADSs (Shares Deposited in Custody), each representing one Class D share and 208,711 options, on the international capital market in compliance with Rule 144A of the Securities Act of 1933 of the United States of America.

As a result of the expiration of the time frame for exercising the options indicated above, on February 2, 2004 certain holders of those options acquired 17,909,500 class D shares.

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

The following table shows the capital status, detailing the classes of shares and their face value.

Class	Shares	Face value	Capital Stock
A	65,853,444	10	658,534,440
B	7,500,000	10	75,000,000
C	7,500,000	10	75,000,000
D	69,146,556	10	691,465,560
	150,000,000		1,500,000,000

10. BASIS FOR SUBMITTAL OF FINANCIAL STATEMENTS

These financial statements have been prepared in line with accounting standards established by the Argentine Central Bank through CONAU 1 Circular, supplementary rules and amendments.

The financial statements of the predecessor entity, Banco Hipotecario Nacional, have been adjusted for inflation in conformity with the guidelines set in Communication "A" 551 of the Argentine Central Bank up to the financial year ended December 31, 1994, and prepared in accordance with the standards laid down by CONAU 1 Circular. As from January 1, 1995, and according to the authorization accorded by Resolution No. 388 of the Argentine Central Bank's Superintendency of Financial and Exchange Institutions, the Bank discontinued the adjustment for inflation of its financial statements until December 31, 2001. As from January 1, 2002, as a result of the application of Communication "A" 3702 which established the repeal of any legal and regulatory rule that did not allow companies to restate their accounting balances at period-end currency values, the Bank resumed the application of the adjustment for inflation. To this end, it followed the restatement method established by Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), using the domestic wholesale price index published by the National Statistics and Census Institute (INDEC). Furthermore, it has been considered that the accounting measurements derived from the changes in the purchasing power of the currency between December 31, 1994 and 2001 are stated in the currency value as of the latter date.

On March 25, 2003, the Executive Branch issued Decree 664 establishing that the financial statements for years ending as from that date are to be stated in nominal currency. Consequently, in accordance with Communication "A" 3921 of the BCRA, restatement of the financial statements was discontinued as from March 1, 2003.

The Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Pronouncements No. 16 "Conceptual Framework of professional accounting standards"; No. 17 "Professional accounting standards: development of general application issues"; No. 18 "Professional accounting standards: development of particular application issues" and No. 19 "Amendments to Technical Pronouncements Nos. 4, 5, 6, 8, 9, 11 and 14 , No. 20 "Financial derivatives and hedge operations" and No. 21 "Proportional equity value - Consolidation of financial statements - Information to be disclosed in connection with related parties",

through Resolutions C 238/01, C 243/01, C 261/01, C 262/01, C 187/02 and M 5/03, respectively. Those Technical Pronouncements and amendments became effective in fiscal years commencing as from July 1, 2002, except for the latter pronouncement that will take effect on April 1, 2003. At the date of issue of these financial statements, the Central Bank had not adopted those Technical Pronouncements.

The principal disclosure and valuation criteria followed for preparing these financial statements is described below:

10.1. Foreign currency assets and liabilities

US dollar assets and liabilities have been valued at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank. Assets and liabilities valued in foreign currencies other than the US dollar were converted into the latter currency using the swap rates communicated by the Argentine Central Bank's operations desk, in force at the close of operations on the last business day of the period ended June 30, 2005 and the fiscal year ended December 31, 2004.

10.2. Gold and other precious metals

Holdings of gold and silver were valued at the latest selling quotation on the London market, in US dollars, net of the direct selling expenses, converted into pesos at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank, in force at the close of operations on the last business day of the period ended 30.06.05 and the fiscal year ended December 31, 2004.

In accordance with Communication "A" 2290 of the Argentine Central Bank, holdings of silver were included under Cash and cash resources, taking into account that: i) their market value arises from daily quotations of relevant transactions and ii) they are minted or represent "good delivery bars" in accordance with the regulations of the Governing Entity.

10.3. Interest accruals and adjustments of principal amounts (CER and CVS):

Interest accruals were determined using the exponential method for all lending and certain borrowing transactions in local and foreign currency the total term of which was more than 92 days, and interest accruals for loans overdue more than ninety days were discontinued.

Adjustments of principal amounts from application of the CER and CVS were accrued as established by Argentine Central Bank regulations, and interest accruals on loans overdue more than ninety days were discontinued.

10.4. Government and corporate securities

Listed - In Argentina and abroad:

The securities classified as "Holdings of trading securities", "Investment in listed corporate securities" and "Securities issued by the BCRA" have been valued at period or year-end market quotation, as the case may be.

The BODEN 2012 Government securities in US$ classified as "Holdings in investment accounts" have been recognized at their technical value, in accordance with the whereas clauses of Communication "A"3785, supplementary rules and amendments. Such technical values increase on the basis of interest accrued under the issue terms and conditions at the end of each year or period, as suitable. The new foreign currency balance is converted into pesos at the reference exchange rate published by the Argentine Central Bank.

Par bonds exchanged in the sovereign debt restructuring process have been valued at their quotation value as of June 30, 2005.

The National Government Securities originally issued in foreign currency subject to Argentine legislation have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as provided for by Law 25561, Decree 214 and complementary rules and amendments.

As of December 31, 2004, the National Government securities originally issued in foreign currency and not subject to conversion into pesos, had been recorded at December 31, 2003 carrying value, as provided for by Communication "A" 3911and complementary rules and amendments.

Unlisted - In Argentina

The Bank has recorded Secured Bonds issued by the Fiduciary Fund for Provincial Development received within the framework of Decree 1579/02, Ministry of Economy Resolution 539/02 and complementary rules. These bonds have been stated at the lower of average book value (for those securities that will be used as collateral for the subscription of Coverage Bonds) or present or technical value (for the other securities), following the guidelines established by Communication "A" 3911, complementary rules and amendments.

The National Government Securities exchanged in the sovereign debt restructuring process have been valued according to the criteria established by Communication "A" 4270, complementary rules and amendments and Discount Bonds have been stated at the lower value arising from comparing the aggregate nominal cash flow until maturity, under the issue conditions of the new securities, to the carrying value of the securities offered, which is equivalent to the present value of the Secured Bonds.

10.5. Loans

The portfolio of performing loans and loans due ninety days or less has been valued in terms of the principal amounts actually lent, plus capitalized interest, net of principal amortization collected and debt balance refinancing, plus adjustments (from the application of the CER, and CVS where applicable) and accrued interest receivable and less the estimated reserve for loan losses.

Loans secured under Decree 1387/01 have been valued in accordance with the guidelines of BCRA Communication "A" 3911, complementary rules and amendments, as follows:

i) Those used for the matching, at the lower of present value (cash flows according to contract conditions, discounted at the rates of interest established by the BCRA) or technical value (amount index-adjusted by applying the CER, where applicable, plus interest accrued according

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

to contract conditions). This value is compared to the theoretical value (book value at February 28, 2003, net of the offsetting account, plus adjustment by the CER, where applicable). The differences resulting from this comparison are shown in an asset offsetting account.

ii) The loans to be used as collateral for the advances granted by the BCRA for the subscription of the Coverage Bonds established by Decree 905/02, at their average book value established by Communication "A" 3756.

Other loans to the public sector, not included in the preceding paragraph, originally granted in foreign currency have been converted into pesos at the exchange rate of $1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to the amount of those loans and maximum rates have been established, in accordance with Decree 1579/02, if those assets were subjected to the Exchange of Provincial Public Debt. (Note 43)

Loans to the non-financial private sector originally granted in foreign currency have been converted into pesos at the exchange rate of $1.00 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER and CVS have been applied to the amount of those loans and maximum rates have been established, depending on the borrower.

10.6. Other receivables for financial transactions:

The individual mortgage loans the fiduciary ownership of which was transferred by the Bank and recorded in this caption have been valued and converted into pesos following the criterion described in points 10.3. and 10.5.

The amount recorded in the account captioned "Other not included in the debtor classification regulations - Compensation to be received from the National Government" includes the amount in pesos equivalent to the technical value of the bonds to be received, in accordance with sections 28 and 29 of Decree 905, until the Argentine Central Bank credits the remaining BODEN 2012 in US dollars requested in compliance with that regulation (see Note 3.1.).

The Bank has repurchased its Negotiable Obligations under a financing agreement signed with DePfa Investment Bank Ltd. (Note 21.2). Under this agreement, the Bank's rights to receive its own negotiable obligations at market value have been recorded under assets and the financing received from abroad, under liabilities.

The Bank has also carried out a total return swap transaction involving the forward purchase by the Bank of its own shares. The rights arising from this purchase have been valued at period or year-end market price of the underlying asset, as the case may be (see Note 21.1).

The rights arising from currency swap transactions carried out as a hedge for the restructured obligations issued in Euros have been valued at the quotation of that currency following the criterion described in point 10.1.

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the period ended June 30, 2005
In comparative format with the Balance Sheet, Memorandum Accounts and Schedules as of December 31, 2004 and Income Statement, Statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2004

The financial trust participation certificates have been valued according to the equity method of accounting.

Financial trust debt securities have been stated at face value, index-adjusted by applying the CER, where applicable, plus interest accrued until the end of the period or year, as the case may be.

Currency swap transactions carried out as a hedge for the Bank's exposure to CER index-adjustable peso denominated liabilities, without transferring the underlying asset, have been valued according to the net asset or liability position derived from variations in the underlying assets (CER plus 2% for assets) and variations in the US dollar quotation plus interest agreed for liabilities (Notes 21.5. and 21.6.).

The repo transaction with DePfa has been valued following the criteria mentioned in the second paragraph of point 10.4.

10.7. Investments in other companies:

This caption mainly includes the equity investments held by the Bank in BACS Banco de Crédito y Securitización Sociedad Anónima, BHN Sociedad de Inversión Sociedad Anónima and BHN Inmobiliaria Sociedad Anónima (Note 32). As of June 30, 2005 and December 31, 2004, those equity investments have been recorded at their equity value, plus intercompany profits, where applicable, which amount to Ps. 115,831 thousand and Ps. 119,340 thousand, respectively.

The above equity investments arise from the financial statements of BACS Banco de Crédito y Securitización Sociedad Anónima for the period ended June 30, 2005 and the fiscal year ended December 31, 2004 and the financial statements of BHN Sociedad de Inversión Sociedad Anónima for the period ended March 31, 2005 and the fiscal year ended December 31, 2004 and of BHN Inmobiliaria Sociedad Anónima for the fiscal years ended December 31, 2003 and 2004.

The other equity investments have been recorded at the lower of cost or estimated recovery value, where applicable.

10.8 Miscellaneous receivables

BODEN 2012 and National Government Secured Loans deposited in escrow have been valued following the criteria mentioned in the second paragraph of point 10.4. and in paragraph 2 of point 10.5., respectively.

10.9. Bank premises and equipment and miscellaneous assets:

These assets are recorded at cost restated in constant monetary units until February 28, 2003, following the method mentioned in the second and third paragraphs of this Note, net of accumulated depreciation calculated following the straight-line method, based on the estimated useful life of the assets. The cost of assets added before December 31, 1994 is restated in constant currency as of that date, while subsequent transactions are valued in current purchasing power values of the period or year to which they correspond.

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2005
In comparative format with the Balance Sheet, Memorandum Accounts and Schedules as of December 31, 2004 and Income Statement, Statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2004

The Bank records in "Miscellaneous assets - Assets acquired through foreclosures" housing units added to the Bank's assets in repayment of mortgage loans. These housing units have been valued at the lower of market value or the value of the loan, net of allowances.

The net book values of the assets taken as a whole, except for the assets intended for sale, which do not exceed their estimated recovery value, do not exceed their net realizable value.

10.10. Housing, life and unemployment insurance premiums in lending and other transactions:

The Bank's policy is to recognize the premium income when the corresponding loan installment accrues, except for those loans that are more than ninety days in arrears, and allocate the expenditures for claims to the net income/(loss) for the period or year in which they occur.

The Bank has set up a technical reserve of Ps. 12,013 thousand, which is included in Shareholders' Equity - Profit reserves - Others and a reserve for pending insurance claims for Ps. 10,219 thousand and Ps. 10,098 thousand as of 30.06.05 and December 31, 2004, respectively, which is shown in the Provisions caption under Liabilities (Note 24).

10.11. Intangible assets

These assets represent organization and system development expenses. Intangible assets have been restated in constant monetary units at February 28, 2003, following the method mentioned in the first paragraph of this Note, and are being amortized monthly according to the straight-line method, based on their estimated useful life.

10.12. Deposits

Deposits have been valued at their placement value, plus adjustments from application of the CER and accrued interest, where applicable. The fixed return on each transaction is accrued on an exponential basis, while the variable return on time deposits adjusted by applying the CER and included in "Investment Accounts" is accrued at the pro rata rate of return agreed upon based on the improvement in the price of the financial asset or financial asset indicator, between the time the transaction is arranged and the end of the month.

Deposits originally made in foreign currency have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to those deposits.

10.13. Other liabilities for financial transactions

US dollar-denominated obligations under currency swap transactions carried out as a hedge for restructured obligations issued in Euros have been valued according to the criterion described in point 10.1.

Obligations arising under swap transactions as a hedge for the liability position in pesos adjustable by applying the CER have been valued according to the criterion described in point 10.6.

Signed for purposes of identification with
our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

10.14. Valuation of options

Premiums on call options written and bought have been accrued on a linear basis during the life of the contract.

The balances of the accounts reflecting the contingent liabilities assumed as a result of the call options written are adjusted at closing date market price of the securities traded and recorded under memorandum accounts.

10.15. Provisions

The Bank estimates contingencies and records them in Provisions, under Liabilities. These provisions cover various items, such as insurance risk, provisions for lawsuits, unforeseen risks, etc. (Note 24).

10.16. *Dismissal indemnities*

The Bank does not set up any provisions to cover the risk of dismissal indemnities involving the staff. The disbursements in respect thereof are charged to the results for the year in which they occur.

10.17. Income Tax

Pursuant to Article 28 of Law 24855, Banco Hipotecario Sociedad Anónima is subject to income tax, except for all the housing loan transactions carried out prior to October 23, 1997, date of registration of its by-laws with the Superintendency of Corporations.

The Bank charges to income and sets up a provision for the income tax determined based on the transactions subject to this tax in the fiscal year in which those transactions are carried out.

10.18. Minimum notional income tax

In view of the option granted by the BCRA by means of Communication "A" 4295, as of June, 30 2005 the Bank capitalized as a minimum notional income tax credit the tax amount paid in fiscal years 2003, 2004 and the advanced payments for fiscal year 2005, on the basis of projections prepared and the possibility of recovering it, with a counterpart in Prior year adjustment. The criterion adopted in prior years consisted in charging that disbursement to results.

10.19. Shareholders' Equity

a. Capital stock, reserves and capital adjustment:

The Shareholders' Equity account activity and balances prior to December 31, 1994 have been restated in the currency values prevailing at that date, following the method mentioned in this Note. The transactions carried out subsequent to that date have been recorded in currency values of the period to which they correspond. The balances of the Shareholders' Equity accounts as of June 30, 2005 have been restated up to

NOTES TO THE FINANCIAL STATEMENTS
For the period ended June 30, 2005
In comparative format with the Balance Sheet, Memorandum Accounts and Schedules as of December 31, 2004 and Income Statement, Statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2004

February 28, 2003 as explained in the third paragraph. The adjustment derived from the restatement of the balance of "Capital Stock" was allocated to "Equity Adjustments".

b. Results:

Income and expenses have been recognized against the results for the period or year, regardless of whether they have been collected or paid.

c. Prior year adjustment (see Note 40).

The preparation of the financial statements requires that the Bank's Board of Directors perform estimates affecting assets and liabilities, the net income/(loss) for the year and the determination of contingent assets and liabilities at the date thereof. Since these estimates involve value judgments regarding the probability of occurrence of future events, the actual net income/(loss) may differ from the estimated amount and thus generate losses or profits affecting subsequent years. All legal and regulatory rules in force at the date of presentation of these financial statements have been considered.

The financial statement figures for the previous year or period, presented for comparative purposes, include certain reclassifications and adjustments that contemplate specific disclosure criteria so as to present them on a consistent basis with those of the current year or period.

11. DIFFERENCES BETWEEN ARGENTINE CENTRAL BANK REGULATIONS AND PROFESSIONAL ACCOUNTING STANDARDS

Below is a detail of the main differences between the Argentine Central Bank regulations and professional accounting standards, considering the statement made in the first part of Note 10:

11.1. *Valuation criteria*

a) Compensation to be received, per Sections 28 and 29 of National Executive Branch Decree 905/02, and investment account securities

As of June 30, 2005 and December 31, 2004, the Bank carries the government securities received and to be received in the "Government Securities – holdings in investment accounts", "Other Receivables for financial transactions – Others not included in the debtor classification regulations" and "Miscellaneous receivables - Others" captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02.

Under professional accounting standards, those assets should be valued at their quotation values net of estimated selling expenses, charging the quotation differences to the results for each period, except there is a possibility and intention to carry them until maturity.

b) Allowances for receivables from the non-financial public sector

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

Current regulations on the setting up of allowances issued by the Argentine Central Bank provide that receivables from the Public Sector are not subject to allowances for doubtful accounts. Under professional accounting standards, those allowances must be estimated on the basis of the uncollectibility risk attaching to those assets.

c) Accounting for income tax according to the deferred tax method

The Bank determines income tax at the statutory rate applicable to the estimated taxable income, without considering the effect of any timing differences between the accounting and taxable results. Under professional accounting standards, income tax must be recognized according to the deferred tax method (Note 36).

d) Secured loans, government and other similar securities

In view of Decree No. 1387/01 dated November 6, 2001, in the fiscal year ended December 31, 2001, the Bank exchanged with the National State national government securities (classified and valued as "Investment accounts", according to the criteria established by the BCRA) for national secured loans which, as of June 30, 2005 and December 31, 2004 were recorded under "Loans to the Non-financial Public Sector". Furthermore, as established by Decree 1579/02 the Bank and the Fiduciary Fund for the Provincial Development exchanged loans to the provincial governments for Provincial Secured Loans (BOGAR) which as of June 30, 2005 and December 31, 2004 have been disclosed under Government and Corporate Securities.

At those dates, the Bank valued the two assets at the lower of present or technical value, as established by BCRA Communication "A" 3911 and complementary rules, as amended, except for those used as collateral for advances granted by the Governing Entity for the subscription of the bonds foreseen in Decree 905/02. Under the provisions of CD Resolution No. 290/01 of the CPCECABA, as of June 30, 2005 and December 31, 2004 those assets should have been valued on the basis of the respective quotation values of the securities exchanged as of November 6, 2001, which are considered to be the transaction cost as from that date, where applicable, plus interest accrued at the internal rate of return until the end of each period.

The Bank has recorded as a prior year adjustment the positive difference arising from recognizing the loans to the Public Sector at their repayment value for the acquisition of Coverage Bonds (per National Executive Branch Decree 905/02) following the guidelines of Communication "A" 4095 (See Note 40). Under professional accounting standards, this item should be charged to the result for that year, because it was accrued that year.

e) Compensation for application of the CER/CVS

As of March 31, 2004, the Bank had written off the compensation amount for asymmetric indexation and charged it to the results for prior years, according to the criterion established by BCRA Communication "A" 4202. Under professional accounting standards, that compensation amount should have been charged to the results for the fiscal year. (see Note 40).

f) Valuation at equity value

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

For purposes of calculating the equity value, Technical Pronouncement No. 21 establishes that the closing date of the fiscal year of investors is to coincide with that of the issuing companies, a criterion that differs from Argentine Central Bank regulations. Under professional accounting standards, the same valuation criterion is also to be applied to all subsidiaries. (Note 10.7.)

g) Derivatives

Currency swap transactions carried out as a hedge for the Bank's exposure to CER index-adjustable peso denominated liabilities, without transferring the underlying asset, have been valued according to the net asset or liability position derived from variations in the underlying assets (CER plus 2% for assets) and variations in the US dollar quotation plus interest agreed for liabilities (Notes 21.5. and 21.6.). This criterion differs from professional accounting standards.

11.2. Disclosure issues

a) Statement of cash flows, earning per share and business segment

The criterion established by Technical Pronouncement No. 19 for disclosing these items differs from that established by the Argentine Central Bank in its Circular CONAU 1.

12. CLASSIFICATION OF LOANS AND RESERVE FOR LOAN LOSSES

Reserve for loan losses established as of June 30, 2005 and December 31, 2004, cover the minimum reserves required by the Argentine Central Bank, and were calculated considering the accounting policies adopted for certain refinanced consumer loans, certain contributions to the special relief fund (Note 13), including the special contribution to that fund made by the Bank as of March 31, 2000 and certain estimates related to the impact on the possibility of recovering the mortgage loan portfolio.

Interest capitalized prior to the loans being in arrears is covered by a reserve for loan losses following the minimum reserve requirements, considering such interest as principal.

Pursuant to the guidelines of Law 24441 on Housing and Construction Financing, the criterion followed by the Bank to set up reserves for construction projects, where the fiduciary ownership is transferred, included in the commercial portfolio, consists in classifying debtors on the basis of the evaluation of the future cash flow of individual projects financed by the Bank, taking each project as a cash flow that is independent from the rest of the debtor's assets.

The Bank has adopted a new policy regarding the procedure followed for classifying non-performing and restructured individual loans:

a. Maintaining the classification in respect of all those loans subject to: i) the provisions of article 13 of Law 24143 and/or: ii) restructuring, either through a repayment agreement, the compounding of interest on the amount in default or assistance, for up to six months following normalization of those loans,

b. After this period has expired, the Bank will proceed after the seventh month, as the case may be, as follows:

b.1. If the loan is no more than 30 days in arrears, it shall be classified under the "performing" category.

b.2. If the loan is more than 30 days in arrears, its classification will arise from the aggregate of the current number of days in arrears and those recorded before the refinancing, as long as the arrears are equal to or less than 30 days, in which case the above paragraph is applicable.

c. All those individual loans, which are more than 24 months in arrears, must be fully covered by a reserve. Loans and reserves are to be reversed from the Bank's assets three months after the date on which those loans were fully covered by such reserve.

d. Loans that having been reversed from assets, following the guidelines in point c. above, are restructured and normalized shall be included again in the Bank's assets as long as they do not show arrears of more than 30 days for a term of six consecutive months.

As a result of the statements made in points c. and d. above and the application of Argentine Central Bank Communication "A" 2357 and supplementary rules, as amended, as of June 30, 2005 and December 31, 2004 the Bank has recorded in memorandum accounts of Ps. 980,879 thousand and Ps. 921,208 thousand, respectively.

The individual mortgage loans granted and managed by the Retail Bank Network, in which said banks assume 100% of cash flow guarantees, have been classified pursuant to the categories corresponding to financial institutions involved pursuant to BCRA standards.

Based on the foregoing, the Bank's Board of Directors believes that the reserves for loan losses set up are sufficient to cover the minimum reserves required by the Argentine Central Bank rules and professional accounting standards on the total amount of the portfolio.

NOTES TO THE FINANCIAL STATEMENTS
For the period ended June 30, 2005
In comparative format with the Balance Sheet, Memorandum Accounts and Schedules as of December 31, 2004 and Income Statement, Statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2004

13. SPECIAL RELIEF FUND

Article 13 of Law 24143 established that Banco Hipotecario Nacional should set up a special fund for subsidizing the repayment services of borrowers undergoing a serious economic emergency situation, whose situation could not be resolved through the renegotiation of the loan. This fund, whose regulations were issued by the Bank, is being formed as from that moment, with 2% of the interest collected on housing loans.

In view of the problems of the individual loan portfolio predating 1991 arising from the social emergency of borrowers, on May 16, 2000 the Board of Directors resolved to allocate Ps. 35.392 thousand as an extraordinary contribution to the Fund the Bank is required to create under Sections 13 of Law 24143 and 17, subsect. c) of Law 24855, to partially or fully subsidize the debts due from borrowers facing a difficult economic and social situation. The Bank has recognized this contribution as an increased reserve for loan losses under the Loans caption, with a counterpart in Loan Loss Provision.

The amounts of Ps. 10,619 and Ps. 12,138 thousand paid as of June 30, 2005 and December 31, 2004, respectively, include the extraordinary contribution made as of March 31, 2000, net of allocations. Law 24855 requires the Bank to continue to contribute to this special fund for 10 years as from July 22, 1997 under the terms of Law 24143.

14. RESTRICTED ASSETS

In view of the commitments undertaken under the Bank's external debt Exchange Offer (Note 2), a trust was created under Argentine law by means of a Trust Agreement entered into by and between the Bank and ABN AMRO BANK, Argentine Branch. As of June 30, 2005, BODEN 2012 for Ps. 477,780 thousand and the yield on them and National Government Secured Loans for Ps. 9,616 had been transferred to the trust. These guarantees have been recorded in "Miscellaneous Receivables" (Note 18).

As of June 30, 2005, the Bank has deposited BODEN 2012 for Ps. 118,780 thousand as collateral for the currency swap transactions (Note 21). These escrow deposits have been recorded in "Miscellaneous Receivables" (Note 18).

As of June 30, 2005 and December 31, 2004 the "Miscellaneous Receivables" caption includes shares securing call options written for Ps. 12,340 thousand and Ps. 17,372 thousand, respectively (Note 18).

As of December 31, 2004, the Bank had set up specific guarantees as security for compliance with the future sale contract entered into with DePfa Investment Bank Ltd. for Ps. 996 thousand (Note 21.2.). These escrow deposits have been recorded in "Miscellaneous Receivables" (Note 18).

As of June 30, 2005, while financial assistance received from the Argentine Central Bank has been repaid, duly granted guarantees are still used as senior pledges on credit assets stemming from the 7% fixed rate guaranteed loan contract, due 2011, for a face value of approximately Ps. 237,754 thousand. For such purpose, the balances representing the possible rights are recorded in memorandum accounts.

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the period ended June 30, 2005
In comparative format with the Balance Sheet, Memorandum Accounts and Schedules as of December 31, 2004 and Income Statement, Statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2004

15. INSURANCE ON REAL ESTATE SECURING THE MORTGAGE PORTFOLIO AND LIFE AND UNEMPLOYMENT INSURANCE FOR BENEFICIARIES

The Bank grants insurance coverage to the following:

- Houses mortgaged to secure its loan portfolio, for the appraised amount of the insured houses: against material damages caused by fire, explosion, lightning, earthquake, certain events involving riots, terrorist acts and other circumstances, according to the general conditions laid down by the Bank.

- Life insurance for paying off the debts of the Bank's borrowers: covering the risk of death of the economically liable party, whether a borrower or not, for paying off the principal debt owed at the date of death, according to the conditions laid down by the Bank. Individuals under the age of 56 are insurable up to the age of 80.

- Unemployment insurance for economically liable parties, who are borrowers: this covers unemployment risks when the conditions provided for by National Employment Law 24013 are met, with a maximum coverage of up to six monthly installments, with the option to renew it for another six months by paying an additional premium, once the insured has signed an employment contract for a term exceeding twelve months.

- Comprehensive household insurance: this covers the risk of fire and theft of general contents and electronic appliances for domestic use, windows, civil liability assessed for fire or explosion, removal of rubble, harm occasioned to buildings as a result of theft, lodging expenses and domicile assistance services.

The accounting policies followed by the Bank to record insurance transactions are described in Note 10.10. The Bank covers the risks involved in the insurance activity with its own net worth. (See Note 24.)

In addition, the Bank sells insurance to cover personal accidents and health care, the coverage, risk and losses of which are undertaken by other Insurers.

The amounts of insurance premiums in respect of the items mentioned above, claims paid and charges connected with the insurance activity, allocated to results for the periods ended June 30, 2005 and 2004, were as follows:

	06/30/05	06/30/04
	Thousands of Pesos	Thousands of Pesos
Fire insurance premiums	6,238	6,060
Life insurance premiums	14,273	13,264
Unemployment insurance premiums	783	805
Additional insurance premiums	1,136	975
Total Premiums (Note 26)	22,430	21,104

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2005
In comparative format with the Balance Sheet, Memorandum Accounts and Schedules as of December 31, 2004 and Income Statement, Statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2004

	06/30/05	06/30/04
	Thousands of Pesos	Thousands of Pesos
Claims involving fire	163	90
Claims involving death	3,216	3,396
Claims involving unemployment	91	146
Additional insurance claims	168	122
Total claims (Note 27)	3,638	3,754

The insurance premiums shown above are disclosed under the "Income from services" caption, while the claims are disclosed under the "Expenses for services" caption. The charge corresponding to reserves connected with the insurance activity is shown in the "Miscellaneous losses" caption in the Income Statement.

16. OTHER RECEIVABLES FOR FINANCIAL TRANSACTIONS

The breakdown of "Other receivables included in the debtor classification regulations" line, under the "Other receivables for financial transactions" caption is as follows:

	06/30/05	06/30/04
	Thousands of Pesos	Thousands of Pesos
Mortgage loans delivered in trust (Note 17)	150,348	255,622
Financial hedge contract	99,540	73,944
Others	14,107	8,186
Total	263,995	337,752

The breakdown of the "Other receivables not included in the debtor classification regulations" line, under the "Other receivables for financial transactions" caption, is as follows:

	06/30/05	12/31/04
	Thousands of Pesos	Thousands of Pesos
Compensation to be received from the National Government (in US dollars)	2,604,630	2,643,754
Trust participation certificates (Note 17)	101,491	90,076
Negotiable obligations held in the Bank's portfolio (*)	221,231	239,724
Mortgage-backed Class B subordinated securities (Note 17)	101,607	78,411
Others	916	-
Total	3,029,875	3,051,965

(*) The Bank carries long-term Negotiable Obligations for Ps. 133,406 thousand held in its portfolio for purposes of their possible exchange with holders that did not participate in the initial offering.

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the period ended June 30, 2005
In comparative format with the Balance Sheet, Memorandum Accounts and Schedules as of December 31, 2004 and Income Statement, Statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2004

17. SECURITIZATION OF THE PORTFOLIO OF MORTGAGE LOANS

The Bank has executed various financial trust agreements under which, as trustor, it has transferred the fiduciary ownership of mortgage loans belonging to its loan portfolio to different financial institutions, as trustee. Once the mortgage loans have been transferred to the trust fund, it proceeds to issue the corresponding debt securities and participation certificates and to use the proceeds of the placement thereof for settling the amount of the loans ceded by the Bank. The trust assets entail a separate and distinct equity from the trustee's assets and those of the trustor.

The trustee is responsible for the management of the trust funds previously set up in accordance with the specifications contained in the trust agreement.

As of June, 30 2005 and December 31, 2004, the Bank recorded Ps. 150,348 thousand and Ps. 255,622 thousand, respectively, in respect of mortgage loans originally granted in foreign currency and converted into pesos as required by Law 25561 and Decree 214, registered in the name of the trustee, in the "Others included in the debtor classification regulations" line, under the "Other receivables for financial transactions" caption; Ps. 13,655 thousand and Ps. 14,393, respectively, in the "Accrued interest receivable included in the debtor classification regulations" line, under that caption, in respect of accrued interest and adjustments from application of the CER receivable. Those receivables are held in the Bank's assets because at that date the trustee had not yet issued the related securities and the Bank continued to act as trustor and only beneficiary.

In 2004, the Bank created a Global Trust Securities Program, "CEDULAS HIPOTECARIAS ARGENTINAS" for the securitization of individual mortgage loans for the financing of housing units for a face value of up to Ps. 500,000,000, which was authorized by CNV Resolution No. 14814 dated June 3, 2004.

Under this program, four series of Cédulas Hipotecarias Argentinas Financial Funds were created, for face values of Ps. 50,000 thousand, Ps. 49,947 thousand, Ps. 62,520 and Ps. 64,597 corresponding to Series I, II, III and IV respectively.

At the date of these financial statements, the following trust funds have been set up:

1. BHN I Mortgage Fund, BHN II Mortgage Trust, BHN III Mortgage Trust, BHN IV Mortgage Trust, BACS I Mortgage Trust, BACS Funding I Mortgage Trust, BACS Funding II Mortgage Trust, BHSA I 2002 Mortgage Trust, Cédulas Hipotecarias Argentinas Financial Trust Series I, 2004-1 and Cédulas Hipotecarias Argentinas Financial Trust Series II, 2004-2, Cédulas Hipotecarias Argentinas Financial Trust Series III, 2005-1 and Cédulas Hipotecarias Argentinas Financial Trust Series IV, 2005-2, the terms of issue of which are as follows:

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2005
In comparative format with the Balance Sheet, Memorandum Accounts and Schedules as of December 31, 2004 and Income Statement, Statement of changes in shareholders' equity *and Statement of Source and Application of Funds as of June 30, 2004*

	Debt Securities Class A1/AV	Debt Securities Class A2/AF	Debt Securities Class B	Participation Certificates	Total
BHN I – Issued on 10.29.96 (*)					
Face value in thousands of Ps.	60,292	18,778	9,302	4,652	93,024
Declared Maturity Date	05.25.2005	09.25.2001	01.25.2014	01.25.2014	
BHN II – Issued on 05.09.97 (*)					
Face value in thousands of Ps.	44,554	51,363	3,730	6,927	106,574
Declared Maturity Date	03.25.2011	07.25.2009	05.25.2012	05.25.2013	
BHN III – Issued on 10.29.97 (*)					
Face value in thousands of Ps.	14,896	82,090	5,060	3,374	105,420
Declared Maturity Date	05.31.2017	05.31.2017	05.31.2018	05.31.2018	
BHN IV – Issued on 03.15.00 (*)					
Face value in thousands of Ps.	119,500	36,500	24,375	14,625	195,000
Declared Maturity Date	03.31.2011	03.31.2011	01.31.2020	01.31.2020	
BACS I – Issued on 02.15.2001 (*)					
Face value in thousands of Ps.	30,000	65,000	12,164	8,690	115,854
Declared Maturity Date	05.31.2010	05.31.2010	06.30.2020	06.30.2020	
BACS Funding I Issued on 11.15.2001 (*)					
Face value in thousands of Ps.				29,907	29,907
Declared Maturity Date				11.15.2031	
BACS Funding II Issued on 11.23.2001 (*)					
Face value in thousands of Ps.				12,104	12,104
Declared Maturity Date				11.23.2031	
BHSA I Issued on 02.01.2002					
Face value in thousands of Ps.				43,412	43,412
Declared Maturity Date				02.01.2021	
CHA I Issued on 6.25.2004					
Face value in thousands of Ps.	40,000		5,000	5,000	50,000
Declared Maturity Date	12.31.2010		03.31.2012	03.31.2012	
CHA II Issued on 11.19.2004					
Face value in thousands of Ps.	39,950		4,995	5,002	49,947
Declared Maturity Date	12.31.2011		01.31.2016	01.31.2016	
CHA III Issued on 04.07.2005					
Face value in thousands of Ps.	50,000		6,250	6,270	62,520
Declared Maturity Date	04.30.2012		04.30.2013	01.31.2020	

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

Guillermo C. Martínz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2005
In comparative format with the Balance Sheet, Memorandum Accounts and Schedules as of December 31, 2004 and Income Statement, Statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2004

	Debt Securities Class A1/AV	Debt Securities Class A2/AF	Debt Securities Class B	Participation Certificates	Total
CHA IV Issued on 6.22.2005					
Face value in thousands of Ps.	54,900		4,848	4,849	64,597
Declared Maturity Date	01.31.2013		07.31.2023	07.31.2023	

(*) Trusts subject to the pesification of foreign currency assets and liabilities at the $1.00=US$1 rate established by Law 25561 and Decree 214, as they were created under Argentine legislation. However, there are certain claims from foreign investors regarding the pesification procedure carried out, with the consequent economic impact.

In all cases, the payment of class B debt securities is subordinated to the payment of the class A securities. In addition, the reimbursement of the participation certificates shall be done once all the class A and B securities issued have been settled, to the extent that there are sufficient remaining funds in the trust fund.

On July 29, 2005, the Bank and the subsidiary BACS Banco de Crédito y Securitización SA initiated legal actions against First Trust of New York National Association, in its capacity of trustee under BACS I Mortgage Trust, demanding the fulfillment of trust of the Trust Agreement and a compensation for damages caused by the trustee's behavior.

As of 30 de June de 2005 and December 31, 2004, the Bank held in its portfolio the following securities corresponding to the above-mentioned funds, a participation certificate in the BACS II Financial Trust and debt securities issued by Red Mutual I, Red Mutual II and Tarshop V Trust:

	06/30/05 Thousands of Pesos	12/31/04 Thousands of Pesos
Class B debt securities – BHN III	14,704	13,525
Class B debt securities – BHN IV	56,903	53,744
Class B debt securities – CHA I	5,639	5,292
Class B debt securities – Red Mutual I	2,503	790
Class B debt securities – CHA II	5,438	5,060
Class B debt securities – CHA III	6,469	-
Class B debt securities – CHA IV	4,861	-
Class B debt securities – Red Mutual II	21	-
Class B debt securities – Tarshop V	5,069	-
Subtotal	101,607	78,411
Participation certificates – BHN II	27,113	27,229
Participation certificates – BHN III	9,174	11,196
Participation certificates – BHN IV	-	1,185
Participation certificates – BACS II	38,341	38,485
Participation certificates – CHA I	8,869	6,979
Participation certificates – CHA II	5,075	5,002
Participation certificates – CHA III	7,320	-

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

Participation certificates - CHA IV	5,599	-
Subtotal	101,491	90,076
Total	203,098	168,487

18. MISCELLANEOUS RECEIVABLES

The breakdown of the "Others" line corresponding to the "Miscellaneous receivables" caption is as follows:

	06/30/05 Thousands of Pesos	12/31/04 Thousands of Pesos
Tax prepayments and withholdings	3,433	9,100
Receivables from government entities	3,823	3,893
Receivables for loans administered	5,965	6,002
Recoverable expenses, taxes and advances to third parties	10,556	11,177
Correspondent banks	512	2,458
Guarantees securing call options written (Note 14)	12,340	17,372
Deposit securing financial agreements (Note 14)	118,780	77,159
Deposit securing ABN AMRO BANK trust (Note 14)	487,396	493,544
Directors' fees (1)	20,292	-
Other directors' and syndics' fees	6,802	5,840
Others	34,100	22,775
Total	703,999	649,320

(1) For analysis by the General Shareholders' Meeting to be held on August 31, 2005. From said amount, Ps. 6,307 thousand correspond to Income Tax withholdings.

19. NEGOTIABLE OBLIGATIONS AND OTHER FINANCING

As of June 30, 2005, the contractual residual nominal value of the negotiable obligations amounts to Ps. 2,345,817 thousand. This amount includes Argentine Mortgage Bonds ("CHA") issued under the Global "Euro Medium Term Notes" ("EMTN") Program, ordinary negotiable obligations not convertible into shares under the Global Medium Term Notes" ("GMTN") Program, and the new issues mentioned in Note 2.

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2005
In comparative format with the Balance Sheet, Memorandum Accounts and Schedules as of December 31, 2004 and Income Statement, Statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2004

The balance of the negotiable obligations has been included in the "Other liabilities for financial transactions" caption. The residual face values of the different negotiable obligation series issued are as follows:

	DATE OF ISSUE	MATURITY DATE	ANNUAL INTEREST RATE	Residual face value at 06/30/05 Thousands of Pesos	Residual face value at 12/31/04 Thousands of Pesos
EMTN (CHA)					
Series III (US$100,000 thousand)	08/07/96	08/07/06	10.625%	2,044	2,102
GMTN					
Series I (US$ 300,000 thousand)	04/17/98	04/17/03	10.000%	34,811	36,301
Series IV (US$175,000 thousand)	12/03/98	12/03/08	13.000%	1,561	1,606
Series VI (US$135,909 thousand)	03/15/99	03/15/02	12.250%	1,963	2,019
Series XVI (US$125,000 thousand)	02/17/00	02/17/03	12.625%	29,547	30,844
Series XVII (EURO 100,000 thousand)	03/27/00	03/27/02	9.000%	2,513	2,962
Series XXII (EURO 100,000 thousand)	10/18/00	10/18/02	8.750%	635	779
Series XXIII (EURO 150,000 thousand)	02/06/01	02/06/04	10.750%	20,562	24,178
Series XXIV (US$107,000 thousand)	03/15/02	03/15/05	9.000%	17,683	19,076
Series XXV (EURO 165,700 thousand)	03/15/02	06/15/05	8.000%	20,166	23,767
Guaranteed Bond (US$107,941 thousand)	09/15/03	08/03/10	Libor + 2.5%	148,395	168,213
Long Term Bond (US$449,880 thousand)	09/15/03	12/01/13	3.0 - 6.0%	1,142,317	1,294,138
Long Term Bond (EURO 278,367 thousand)	09/15/03	12/01/13	3.0 - 6.0%	923,620	1,111,272
				2,345,817	2,717,257

The breakdown of the bank debt is as follows:

Description	Due date	Principal amount Thousands of Pesos
Secured facility in US dollars	2010	141,464
Long-term facility in US dollars at floating rate	2013	17,403
Foreign loan - CSFB (Note 20)	2005	187,902
Foreign loan - Deutsche Bank (Note 20)	2006	57,816
Foreign loan - Deutsche Bank (Note 20)	2006	86,724

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the period ended June 30, 2005
In comparative format with the Balance Sheet, Memorandum Accounts and Schedules as of December 31, 2004 and Income Statement, Statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2004

In the current period the Bank proceeded to the early redemption of negotiable obligations and settlement of bank debt, according to the following detail:

1. Medium-term Guaranteed Bond (US$) for a face value of US$ 5,232 thousand.

2. Long-term Bond (US$) for a face value of US$ 25,124 thousand.

3. Long-term Bond (Euro) for a face value of Euros 5,718 thousand.

The results of these operations have been recorded under Financial Income.

20. BANCO HIPOTECARIO?S RETURN TO THE INTERNATIONAL CAPITAL MARKETS

The profound economic crisis Argentine endured at the end of 2001 and during 2002 obliged the Bank to postpone the servicing of the foreign debt and negotiate its restructuring, which concluded successfully in December 2003 (see Note 2).

Only two years after that crisis, the Bank obtained funds again through financing from leading foreign banks, according to the following detail:

- On September 2, 2004, a loan was obtained from Credit Suisse First Boston International ("CSFB") for US$ 65,000 thousand, falling due on August 25, 2005, on which interest is paid at 6-month LIBOR, plus 430 basis points.

- On September 30, 2004, a loan was obtained from Deutsche Bank London for US$ 20,000 thousand, falling due on March 31, 2006, on which interest is paid at 180-day LIBOR, plus a 4.4% margin.

- On January 28, 2005, a loan was obtained from Deutsche Bank New York for US$ 30,000 thousand, falling due on July 28, 2006, on which interest will be paid at 180-day LIBOR, plus 400 basis points.

Likewise and in order to offset the CER index-adjustable foreign currency assets and liabilities, on April 28, 2005, the Bank carried out a repo transaction with DEPFA Investment Bank Ltd. for a face value of US$65,600 thousand in BODEN 2012, at an 83.25% market price (US$54,612 thousand). This transaction accrues interest at LIBOR plus 1.4% and will expire on August 3, 2007.

21. DERIVATIVE FINANCIAL INSTRUMENTS

21.1. On January 29, 2004, the Bank entered into a total return swap transaction as a partial hedging for the Stock Appreciation Right clause ("StARS") included in the issuance of the Medium-term Secured Facility (Note 2). This transaction involves 7,110,000 Class D ordinary shares in Banco Hipotecario Sociedad Anónima. The amount agreed under this transaction was US$17,519 thousand.

Guillermo C. Martinz Accounting Manager **BANCO HIPOTECARIO S.A.**	**Clarisa D. Lifsic de Estol** On behalf of the General Manager **BANCO HIPOTECARIO S.A.**	Signed for purposes of identification with our report dated August 10, 2005 PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. T° 1 - F° 17
Clarisa D. Lifsic de Estol President **BANCO HIPOTECARIO S.A.**	**Ricardo Flammini** For the Syndics Committee	

NOTES TO THE FINANCIAL STATEMENTS
For the period ended June 30, 2005
In comparative format with the Balance Sheet, Memorandum Accounts and Schedules as of December 31, 2004 and Income Statement, Statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2004

21.2. During March 2004, the Bank executed a forward sale contract with DePfa Investment Bank Ltd. to repurchase bonds and Banco Hipotecario's loans, by financing 50% of the eligible instruments purchase price.

21.3. On March 5, 2004, the Bank and Deutsche Bank AG executed a currency swap contract (Cross Currency Swap) for Euros 150,000 thousand. The purpose of this transaction was to reduce the volatility of the Bank's results derived from variations in the Euro quotation, in view of the net liability position of that currency. This transaction is secured by BODEN 2012.

21.4. On October 29, 2004, the Bank entered into a currency swap contract (Cross Currency Swap) with Credit Suisse First Boston for ? 100,000 thousand. The purpose of this transaction was to reduce the volatility of the Bank's results derived from variations in the Euro quotation, in view of the net liability position of that currency. This transaction is secured by BODEN 2012.

21.5. On January 25, 2005, the Bank entered into a currency swap contract (Cross Currency Swap) with Deutsche Bank AG. According to this transaction, the Bank receives interest at a rate of 2% on a principal of Ps. 438,870 thousand adjusted by applying the CER and pays interest at 180-day LIBOR plus 435 basis points on a principal of US$ 150,000. The purpose of this transaction was to reduce the volatility of the Bank's results derived from variations in the CER index, in view of the net liability position of CER-index adjustable instruments held by the Bank. This transaction is secured by BODEN 2012.

21.6. On February 1, 2005, the Bank entered into a currency swap contract (Cross Currency Swap) with Credit Suisse First Boston as a hedge for its liability exposure to CER index-adjustable peso denominated obligations. According to this transaction, the Bank receives interest at a rate of 2% on a principal of Ps. 87,537 thousand adjusted by applying the CER and pays interest at 180-day LIBOR plus 420 basis points on a principal of US$30,000 thousand. The purpose of this transaction was to reduce the volatility of the Bank's results derived from variations in the CER index, in view of the net liability position of CER-index adjustable instruments held by the Bank. This transaction is secured by BODEN 2012.

21.7. On May 23, 2005 the Bank acquired a gold put option involving 495 contracts for 100 ounces each, for 180 days and at an exercise price of US$ 400 per ounce of gold.

22. OTHER LIABILITIES FOR FINANCIAL TRANSACTIONS

The breakdown of the "Others" line included in the "Other liabilities for financial transactions" caption is as follows:

	06/30/05 Thousands of Pesos	12/31/04 Thousands of Pesos
Collections and other transactions on behalf of third parties	8,809	20,132
Retail Bank Network	29,076	28,130
Others	4,658	3,048
Total	42,543	51,310

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2005
In comparative format with the Balance Sheet, Memorandum Accounts and Schedules as of December 31, 2004 and Income Statement, Statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2004

23. MISCELLANEOUS LIABILITIES

The breakdown of "Others" corresponding to the "Miscellaneous liabilities" caption is disclosed as follows:

	06/30/05	12/31/04
	Thousands of Pesos	Thousands of Pesos
Sundry creditors	22,825	23,028
Other fees and expenses payable	2,731	2,692
Tax withholdings to be deposited	7,838	2,182
Taxes payable	1,698	5,476
Payroll withholdings and contributions	2,583	1,738
Salaries and social security charges payable	669	636
Others	4,816	5,743
Total	43,160	41,495

24. PROVISIONS

The breakdown of "Provisions" is disclosed as follows:

	06/30/05	12/31/04
	Thousands of Pesos	Thousands of Pesos
Provision for insurance risk (1)	10,219	10,098
Provision for unforeseen risks (2)	122,910	136,582
Provision for taxes	9,973	21,200
Provision for lawsuits	102,461	103,061
Others	4,870	4,840
Total	250,433	275,781

(1) As to June 30, 2005 and December 31, 2004 it is composed of: Technical liabilities for Ps. 886 thousand and Ps. 978 thousand (risks in progress Ps. 886 thousands and Ps. 978 thousands, the reserve for insufficient premium does not generate charges), Debts with the insured Ps. 1,830 thousand and Ps. 1,745 thousands (Pending claims Ps. 918 thousand and Ps. 1,126 thousands, IBNR Ps. 314 thousands and Ps. 21 thousands and reserve for FFAA Claims Ps. 598 thousands and Ps. 598 thousands) and Provisions for Ps. 7,503 thousands and Ps. 7,375 thousands (Provision for major disaster), respectively.

(2) It is composed as follows: Ps. 74,271 and 59,271 thousand for the Stock Appreciation Right (StARS) clause; Ps. 30,215 thousands and Ps. 21,870 thousand corresponding to profit sharing and stock appreciation rights and Ps. 18,424 thousand and Ps. 55,441 thousand for unforeseen risks, in all cases as to June 30, 2005 and as to December 31, 2004, respectively.

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the period ended June 30, 2005
In comparative format with the Balance Sheet, Memorandum Accounts and Schedules as of December 31, 2004 and Income Statement, Statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2004

25. FINANCIAL INCOME AND EXPENSES

The breakdown of the "Others" line included in the "Financial income" caption is as follows:

	06/30/05	06/30/04
	Thousands of Pesos	Thousands of Pesos
Gold and foreign currency quotation difference	-	30,631
Restructured and buy back of bank debt (Note 19)	54,096	61,585
Result from compensating and Coverage Bonds and other government securities	34,906	15,476
Others	1,279	35
Total	90,281	107,727

The breakdown of the "Others" line included in the "Financial expenses" caption is as follows:

	06/30/05	06/30/04
	Thousands of Pesos	Thousands of Pesos
Gold and foreign currency quotation difference	11,105	-
Turnover tax on financial income	6,276	6,268
Premiums on swap transactions	1,862	717
Contribution to the deposit guarantee fund	261	195
Others	215	-
Total	19,719	7,180

26. INCOME FROM SERVICES

The breakdown of the "Others" line included in the "Income from services" caption is as follows:

	06/30/05	06/30/04
	Thousands of Pesos	Thousands of Pesos
Insurance premiums (Note 15)	22,430	21,104
Commissions and services on loans	8,404	8,834
Others	2,263	1,486
Total	33,097	31,424

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2005
In comparative format with the Balance Sheet, Memorandum Accounts and Schedules as of December 31, 2004 and Income Statement, Statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2004

27. EXPENSES FOR SERVICES

The breakdown of the "Others" line included in the "Expenses for services" caption is as follows:

	06/30/05	06/30/04
	Thousands of Pesos	Thousands of Pesos
Insurance claims (Note 15)	3,638	3,754
Turnover tax	551	594
Others	6,010	2,718
Total	10,199	7,066

28. ADMINISTRATIVE EXPENSES

The breakdown of the "Other operating expenses" line included in the "Administrative expenses" caption is as follows:

	06/30/05	06/30/04
	Thousands of Pesos	Thousands of Pesos
Depreciation of bank premises and equipment	2,826	3,358
Intangible asset amortization	1,193	-
Insurance	795	1,122
Rental income	634	495
Telephony, electricity and mailing services	2,413	1,843
Software links	463	528
Maintenance and preservation of bank premises and equipment	1,917	2,030
Others	1,587	1,178
Total	11,828	10,554

29. MISCELLANEOUS INCOME

The breakdown of the "Others" line included in the "Miscellaneous income" caption is as follows:

	06/30/05	06/30/04
	Thousands of Pesos	Thousands of Pesos
Rental income	241	279
Loss on operations with premises and equipment and miscellaneous assets	3,998	5,052
Refund of value added tax	3,064	-
Others	1,239	2,985
Total	8,542	8,316

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the period ended June 30, 2005
In comparative format with the Balance Sheet, Memorandum Accounts and Schedules as of December 31, 2004 and Income Statement, Statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2004

30. MISCELLANEOUS LOSSES

The breakdown of the "Others" line included in the "Miscellaneous losses" caption is as follows:

	06/30/05	06/30/04
	Thousands of Pesos	Thousands of Pesos
Depreciation of miscellaneous assets	193	298
Turnover tax	180	214
Other taxes	2,730	930
Loss on operations with premises and equipment and miscellaneous assets	4,462	15,151
Donations	258	124
System for repayment of loans with discounts	-	917
Tax on personal assets – General Resolution 1497/02	-	1,077
Reversal of compensating bonds – Law 25796	-	51,645
Others	1,520	3,331
Total	9,343	73,687

31. DEPOSIT GUARANTEE INSURANCE SYSTEM

Law 24485, Decrees 540/95 and 1127/98 and Communication "A" 2337 and supplementary ones of the Argentine Central Bank provide that the institutions encompassed by the Financial Institutions Law should make a standard contribution equivalent to 0.03% of their monthly average daily balances of deposits in current accounts, savings accounts, time deposits, special accounts, fixed-term investments and frozen balances stemming from those deposits.

In addition to the standard contribution, the institutions are required to make a separate additional contribution, in proportion to the result obtained from the weighting of several factors.

Communication "A" 3064 of the Argentine Central Bank provides that, effective as of the date of payment of contributions corresponding to January 2000, the ordinary contribution is reduced to 0.015% provided that financial institutions enter into loan contracts with Seguro de Depósitos Sociedad Anónima ("SEDESA") allocated to the Deposits Guarantee Fund. Effective September 2000, Argentine Central Bank Communication "A" 3153 set aside the above-mentioned loans; notwithstanding this, the loan contracts arranged until that date will continue to be in force until the corresponding settlement thereof, under the terms and conditions agreed upon with SEDESA.

Through Communication "A" 4206 dated September 14, 2004, the BCRA changed the standard contribution to 0.02% of the monthly average of daily balances of the deposits mentioned in the first paragraph of this Note. That percentage was changed again to 0.015% through Communication "A" 4271 dated December 30, 2004.

It is also established that the BCRA may require an advance payment of an amount equivalent to 24 minimum standard contributions within at least 30 calendar days to meet the Fund's needs for resources.

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the period ended June 30, 2005
In comparative format with the Balance Sheet, Memorandum Accounts and Schedules as of December 31, 2004 and Income Statement, Statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2004

This System does not cover the transferable time deposits whose ownership has been acquired through endorsement, the placements attracted through systems which offer incentives in addition to the interest rate agreed upon, the deposits in which interest rates exceeding the reference rate established by the Argentine Central Bank are arranged, the deposits made by financial institutions with other brokers, including the time deposit certificates acquired through a secondary transaction, the deposits made by persons related to the Bank, either directly or indirectly, time deposits of securities, acceptances or guarantees and the frozen balances arising from deposits and other liabilities excluded from that System.

32. SUBSIDIARY COMPANIES

The bank has equity investments in the following subsidiaries:

a. 99.99% of the BHN Sociedad de Inversión Sociedad Anónima's share capital, which amounts to Ps. 18,000 thousand and which corporate purpose is investments. In addition, the Bank maintains irrevocable capital contributions of Ps.10,000 thousand. In turn, BHN Sociedad de Inversión Sociedad Anónima holds a 99.9976% equity interest in BHN Vida Sociedad Anónima and BHN Seguros Generales Sociedad Anónima, a 99% equity interest in BHN Seguros de Crédito Hipotecario Sociedad Anónima and a 100% equity interest in Mortgage Systems International, LLC.

b. 99.99% of BHN Inmobiliaria Sociedad Anónima's share capital, which amounts to Ps. 1,900 thousand. The corporate purpose of this company consists in real estate transactions.

c. 70% of the share capital of BACS Banco de Crédito y Securitización Sociedad Anónima, which amounts to Ps. 62,500 thousand. The principal line of business of this bank will consist in fostering the creation and development of a secondary market for mortgage loans in Argentina.

d. 100% of the share capital of VR-Tasaciones y Certificaciones Sociedad Anónima, which amounts to Ps. 200 thousand. This company's line of business is the appraisal and certification of all types of urban and rural real estate located in Argentina or abroad.

As of June 30, 2005 and December 31, 2004, the Bank's equity interest in the above-mentioned companies is reflected in accounts in the "Investments in other companies" caption.

The relevant total amounts arising from the 06.30.05 financial statements of the main controlled investees are as follows:

	BACS Banco de Crédito y Securitización S.A. (2)	BHN Sociedad de Inversión S.A. (1) (3)	BHN Inmobiliaria S.A. (4)
	(In thousands of pesos)		
Assets	150,274	50,861	3,690
Liabilities	49,502	8,861	394
Shareholders' equity	100,772	42,000	3,296
Net loss	(4,473)	260	283

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the period ended June 30, 2005
In comparative format with the Balance Sheet, Memorandum Accounts and Schedules as of December 31, 2004 and Income Statement, Statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2004

(1) Consolidated balances
(2) Financial statements as of 06/30/05
(3) Financial statements as of 03/31/2005
(4) Financial statements as of 12/31/2004

33. RESTRICTION ON THE DISTRIBUTION OF PROFITS

No profits may be distributed when any financial year does not produce profits.

Argentine Central Bank Communication "A" 4152 dated June 2, 2004 left without effect the suspension of the distribution of profits established by Communication "A" 3574. However, those banks that proceed to such distribution must be previously authorized by the Financial and Exchange Institutions Superintendency.

Furthermore, Argentine Central Bank Communication "A" 3785 dated October 29, 2002 restricted the distribution of cash dividends, to the extent that the Bank has decided to value its holdings of bonds received under Sections 28 and 29 of Decree 905 at their technical value, except for the amount of profits in excess of the difference between the carrying value and the market value of those bonds, net of the pertinent appropriation to legal reserve and to the reserve established by the Bank's by-laws (see Note 3).

Under the contracts signed as a result of the restructuring of the Bank's financial debt (Note 2), there are restrictions on the distribution of profits until such time as at least 60% of the total initial principal amount of the long-term and guaranteed tranches of the new debt has been amortized.

34. RUBRICATION OF BOOKS

At the date of these financial statements, the transactions conducted by the Bank had been recorded in the rubricated books, as called for by the regulations in force.

35. INTERCOMPANY TRANSACTIONS SECTION 33, LAW 19550

The balances as of June 30, 2005 are as follows:

	Thousands of Pesos
Other receivables for financial transactions	
BACS Banco de Crédito y Securitización S.A.	1,490
Miscellaneous receivables – Sundry Debtors	
BHN Vida S.A.	10
BHN Seguros Generales S.A.	4
BHN Sociedad de Inversión S.A.	6
BHN Inmobiliaria S.A.	428
BACS Banco de Crédito y Securitización S.A.	1,341
Deposits – Current accounts and time deposits	
BHN Sociedad de Inversión S.A.	129

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the period ended June 30, 2005
In comparative format with the Balance Sheet, Memorandum Accounts and Schedules as of December 31, 2004 and Income Statement, Statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2004

BHN Inmobiliaria S.A.	1,991
BHN Vida S.A.	5,558
BHN Seguros Generales S.A.	6,632
BHN Seguros de Crédito Hipotecario S.A.	108
BACS Banco de Crédito y Securitización S.A.	169
VR – Tasaciones y Certificaciones S.A.	3
	Thousands of Pesos
Other liabilities for financial transactions	
BACS Banco de Crédito y Securitización S.A.	5,603
Miscellaneous liabilities	
BACS Banco de Crédito y Securitización S.A.	61
Balance to be Paid-In	
BHN Vida S.A.	(*)
BHN Seguros Generales S.A.	(*)
BHN Seguros de Crédito Hipotecario S.A.	(*)
Financial income	
BACS Banco de Crédito y Securitización S.A.	67
Financial Expenses	
BACS Banco de Crédito y Securitización S.A.	81
Income from services	
BACS Banco de Crédito y Securitización S.A.	146
Expenses for Services	
BACS Banco de Crédito y Securitización S.A.	495

(*) BALANCES TO BE PAID-IN, IN PESOS

BHN Vida S.A.	90
BHN Seguros Generales S.A.	90
BHN Seguros de Crédito Hipotecario S.A.	90

36. INCOME TAX

In accordance with Law No. 24855 and its regulatory Decree No. 924/97, income obtained by the Bank as a result of loan operations formalized, agreed, undertaken or recognized through the date of registration of its by-laws are exempt from income tax; however, income provided by loan operations after that date are subject to this tax.

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2005
In comparative format with the Balance Sheet, Memorandum Accounts and Schedules as of December 31, 2004 and Income Statement, Statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2004

As a general rule, the income tax law admits the deduction of expenses incurred to obtain or maintain the source of taxable income. For purposes of deducting from the taxable income those expenses incurred to obtain jointly taxable and non-taxable income, expenses should be segregated accordingly.

Furthermore, the fiscal rule grants preeminence to the direct allocation method rather than the apportionment method to determine the deductible expenses (linked to the obtainment of taxable income). Thus, the apportionment method should only be used when it is not possible to make a direct allocation of expenses to the taxable income.

Until the fiscal year ended December 31, 1998 the Bank determined its income tax based on the expense apportionment method, treating as deductible the portion of expenses arising from applying to the total expenses incurred the ratio of taxable income to total income.

As from fiscal year ended December 31, 1999 income tax was calculated considering the direct relationship between expenses and the obtainment of taxable and non-taxable income, and the apportionment method was only used for those expenses, which could not be directly allocated to each of the income producing sources.

The Bank has filed its income tax returns for fiscal years 1999 through 2004 adopting the above-mentioned methodology. (See Notes 37 and 38).

37. MINIMUM NOTIONAL INCOME TAX

Minimum notional income tax was created by Law No. 25063 to be in effect for 10 years as from fiscal 1998 as a tax complementary of income tax. Minimum notional income tax consists in a minimum taxation, which assesses certain productive assets at the tax rate of 1%. The ultimate tax obligation will be the higher of minimum notional income tax or income tax. For financial entities, the taxable basis will be 20% of their computable assets. If in a fiscal year, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of any income tax excess over minimum notional income tax through the next ten years.

In view of the tax loss carry-forward determined by the Bank for last three fiscal years, the pertinent minimum notional income tax obligation was calculated.

As called for by Communication "A" 4295, following a prudent criterion and in view of the economic situation described in Note 1, the Bank capitalized only the Ps. 21,000 thousand tax credit for the fiscal years 2003 and 2004 on the basis of projections of accounting and taxable results included in the Business Plan submitted to the BCRA and estimates of the main macroeconomic variables and fluctuations in the financial system for the next 10 fiscal years. This tax credit will be used in fiscal years 2013 and 2014.

The tax credit balances held by the Bank at the closing date of these financial statements for interim periods are the following:

Year	Tax credit balance
1999	4,400,625.61
2000	6,034,258.16
2001	5,084,433.50

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

2002	9,120,736.45
2003	10,591,639.19
2004	14,515,539.24

38. CONTINGENT ASSETS

As described in Note 10.17. and as a result of the use of the direct allocation method for deducting interest for income tax computation purposes, for the fiscal year ended December 31, 2004, the Bank is reporting a loss carry-forward of approximately Ps. 2,090,323 thousand. As of June 30, 2005 this amount is disclosed in memorandum accounts.

As mentioned in Note 3.2., the Bank has recorded under memorandum accounts a positive contingency in the amount of Ps. 81,645 for purposes of the compensation for asymmetric indexation laid down by Law 25796.

39. OVER-THE-COUNTER BROKER

The Bank's minimum shareholders' equity required by the Argentine Central Bank rules is in excess of that required by the National Securities Commission in Resolution No. 290, as amended, in order to act as an Over-the-Counter Broker and has been duly paid up at period end.

40. PRIOR YEAR ADJUSTMENT

a. Valuation of assets to be delivered as security for Coverage Bonds.

On January 30, 2004, BCRA Communication "A" 4084 established a change of criterion for the valuation of assets delivered to the public sector. The effect of this change was recorded as a counterpart under the Prior year adjustments caption, as established by BCRA Communication "A" 4095.

The most significant changes include the treatment applicable to assets delivered as collateral for advances granted by the BCRA for the subscription of the bonds envisaged in Sections 10, 11 and 12 of Decree No. 905/02. At the Bank's option, these assets may be excluded from the treatment foreseen in Communication "A" 3911. In this case, those assets are to be recorded at the value admitted for purposes of the providing of collateral, under the terms of Section 15 of the above-mentioned Decree and BCRA Communications "A" 3717 and "A" 3756.

The norm also establishes that effective January 2004 past due and unpaid public sector instruments are to be recorded at the lower of carrying value at December 31, 2003 or the value resulting from applying to their face value, net of retirements or of their conversion into tax options, as the case may be, the lowest percentage resulting from applying the net present value method to Promissory Notes and Bonds issued by the Trust Fund for Provincial Development.

It has also been established that interest accrued since December 2001 on the public debt instruments eligible for the sovereign debt restructuring agreement is to be offset against an adjustment account.

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2005
In comparative format with the Balance Sheet, Memorandum Accounts and Schedules as of December 31, 2004 and Income Statement, Statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2004

The Bank has opted to value the assets used as collateral at the value admitted for purposes of the providing of that collateral. As a result of the carrying value adjustment, an increase of $56,013 thousand was recorded as a counterpart in Prior year adjustments.

b. Capitalization of rights derived from the asymmetric indexation.

At December 31, 2003, in accordance with regulations known at that date, the Bank had capitalized the difference arising from the application of the CVS instead of CER to certain loans for $ 81,645 thousand. As of December 31, 2004, those loans had been repaid in the amount of $51,645 thousand charging them to prior years results, according to the criterion established by BCRA Communication "A" 4202, and the difference was covered with provisions previously set up (Note 3.2.).

c. Directors' fees.

The fees for Ps. 5,176 thousand payable to the Executive Committee Directors for profit sharing and stock appreciation rights, which are to be charged to fiscal 2003, as resolved by the Meeting of Shareholders held on May 31, 2004, have been allocated as prior year adjustments.

d. Capitalization of the minimum notional income tax credit.

As established by BCRA Communication "A" 4295, the Bank capitalized the credit derived from the payment of the minimum notional income tax for the fiscal year 2003 and the amount estimated for the fiscal year 2004, allocating such recovery for Ps. 21,850 thousand to Prior year adjustment.

e. Observations of the BCRA on the calculation of the compensation for asymmetric pesification pursuant to Sections 28 and 29 of Decree 905/02.

As mentioned in Note 3.1., on April 6, 2005 the Bank's Board of Directors decided to accept the observations made by the BCRA regarding the calculation of the compensation for the asymmetric pesification of assets and liabilities. The Ps. 17,201 thousand amount not covered by an allowance in the previous year has been allocated to Prior year adjustments.

41. PUBLICATION OF FINANCIAL STATEMENTS

In line with the guidelines of Communication "A" 760, the prior involvement of the Argentine Central Bank is not required in order to publish these financial statements.

42. TRUST ACTIVITIES

The Bank acts as trustee under trusts as collateral for certain construction projects, within the framework of its Securitization Operations – Line of Credit for Financing Construction Projects with Transfer of Trust Ownership.

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

For this transaction a trust is organized as collateral consisting of the assets included in the corresponding contracts, the trust ownership of which is transferred to the Bank as the Trustee. The Bank exercises the powers granted to it under the Trust Agreement to protect the Creditor's interests covered by the collateral. In relation to some of those projects, the Bank has made payments and collections on behalf of the originator and for its account.

As of June 30, 2005 and December 31, 2004, the receivables included in this transaction, which remain under assets, amounted to Ps. 102 thousand and Ps. 101 thousand.

43. CONVERSION OF PROVINCIAL PUBLIC DEBT INTO SECURED BONDS

Decree 1579/02 issued by the Executive Branch established that the Trust Fund for Provincial Development should assume the provincial debts instrumented in the form of Government Securities, Treasury Bills or Loans. Furthermore, through Banco de la Nación Argentina, in its capacity as trustee, this Fund was to issue Secured Bonds to offer them as payment for debts of Argentine provinces with banks and financial entities.

The Bank, in its capacity as creditor of various provincial states, presented the documentation corresponding to the offer to accept the conversion of those amounts due into Secured Bonds.

On March 19, 2003, the Bank was notified of Resolutions Nos. 742/02 and 765/02 of the Ministry of Economy accepting the Offer for Conversion of Provincial Public Debt into Secured Bonds corresponding to the debts with: i) Province of Formosa, for an original principal amount of US$ 11,627 thousand, the amount to be exchanged being Ps. 16,884 thousand; and ii) Province of Buenos Aires, for an original principal amount of US$ 74,969 thousand, the amount to be exchanged being Ps. 103,347 thousand. Those bonds were deposited in the name of the Bank on July 3, 2003.

On February 26 and March 4, 2004, the Bank was notified of Ministry of Economy and Production Resolution No. 633/03 accepting the Offer to convert Provincial Public Debt into Secured Bonds, corresponding to receivables from: i) Province of Neuquén (Senillosa and Cutral Co Municipalities) for an original principal amount of US$ 2,645 thousand, the amount to be exchanged being Ps. 4,551 thousand; and from ii) Province of Corrientes (Goya and Itati Municipalities) for an original principal amount of US$ 350 thousand, the amount to be exchanged being Ps. 123 thousand. The related bonds were deposited on behalf of the Bank on September 29, 2004.

On October 28, 2004 the bonds corresponding to the debt of the Municipality of Paraná were deposited in favor of the Bank, which was approved by Ministry of Economy and Production Resolution No. 633/03. The original principal amount was US$ 6,297 thousand and the amount to be exchanged, Ps. 4,173 thousand.

On June 3, 2005 the bonds corresponding to the debt of the Municipality of Córdoba were deposited in favor of the Bank, which was approved by Ministry of Economy and Production Resolution No. 633/03. The original principal amount was US$ 1,436 thousand and the amount to be exchanged, Ps. 1,225 thousand.

At the date of issue of these financial statements, approval by the Ministry of Economy of the remaining offers presented is pending.

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS
For the period ended June 30, 2005
In comparative format with the Balance Sheet, Memorandum Accounts and Schedules as of December 31, 2004 and Income Statement, Statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2004

44. OUT-OF-COURT REORGANIZATION PLAN

On June 9, 2004, the Bank requested approval of an out-of-court reorganization plan from the Federal Court of Original Jurisdiction on Commercial Matters No. 14, Clerk's Office No. 28. On October 29, 2004 that court rejected the plan submitted, because it considered that financial institutions may not resort to this type of proceeding. The Bank has lodged an appeal against the lower court decision, which has been admitted and is currently being heard by the competent appellate court.

45. ACQUISITION OF A FINANCIAL INSTITUTION

In order to strengthen the new business model oriented towards a universal banking based on the traditional mortgage loan business franchising, the Bank started negotiations for the acquisition of 100% of the shares in Banca Nazionale del Lavoro (BNL). This was communicated to the National Securities Commission (CNV) by means of letters dated February 15 and March 10, 2005.

On June 21, 2005, a note was submitted before the National Securities Commission stating the Ministry of economy had not yet agreed to close the transaction and that, therefore, the conditions agreed upon with BNL might be affected by the variation thereof or that of the assets to be acquired.

46. SUBSEQUENT EVENTS

46.1. RESOLUTION No. 15119 BY THE NATIONAL SECURITIES COMMISSION

Through Resolution No. 15119 of July 21, the National Securities Commission decided to conduct a preliminary investigation on BH SA and its:

i) Directors for alleged violation of sections: 59, 261 and 269 of the Business Companies Law No. 19550; sections 43, 44 and 67 of the Commercial Code, sections 1908 and 1198 of the Civil Code; and section 5 subsection a), pursuant to the specification included in Section 3, subsection 30) of Chapter XXI of the Standards (NT 2001) - and Section 8 subsection a) of the Transparency Rules for the Public Offering of Securities approved through Decree 677/01;

ii) Syndics for alleged violation of section 294 subsection 9 of the Business Companies Law No. 19550 and section 5 subsection a), pursuant to the specification included in Section 3, subsection 30) of Chapter XXI of the Standards (NT 2001) – and Section 8 subsection a) of the Transparency Rules for the Public Offering of Securities approved through Decree 677/01; and

iii) Market Relationship Manager alleged violation of Section 5 subsection a) of the Transparency Rules for the Public Offering of Securities approved through Decree 677/01 pursuant to the specification included in Section 3, subsection 30) of Chapter XXI of the Standards (NT 2001).

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

NOTES TO THE FINANCIAL STATEMENTS

For the period ended June 30, 2005
In comparative format with the Balance Sheet, Memorandum Accounts and Schedules as of December 31, 2004 and Income Statement, Statement of changes in shareholders' equity and Statement of Source and Application of Funds as of June 30, 2004

In said preliminary investigation, started In relation to certain payments of fees established for members of the Bank Executive Committee based on the Profit Sharing and Stock Appreciation regime approved by the General Shareholders' Meeting held on April 28, 1999 and May 31, 2004 and made during June, 2005, the National Securities Commission states: i) that the abovementioned remunerative payments required prior approval by the Bank's shareholders in order to be legitimate, ii) that, since the Bank is an entity authorized to publicly offer and trade shares representing its own capital stock, it was necessary to inform the CNV about any changes introduced to the compensation system and iii) that the amount paid was not consistent with market standards.

The Bank's Board of Directors, during its meeting of July 21, 2005, had decided to submit the abovementioned fees to the consideration of a shareholders' meeting to be held within the shortest possible legal term, thus during the meeting of July 25, 2005 it was decided to hold the Annual General Meeting and the agenda thereof includes the analysis of fees payable to Executive Committee Directors for Ps. 2,771 thousand for profit sharing and Ps. 17,521 thousands for stock appreciation accrued during the period ended December 31, 2004, which reported a computable loss pursuant to the National Securities Commission standards.

Also, those Executive Committee Directors who received fees regarding the items mentioned above returned said fees in time deposits created in and managed by the Bank, net of tax withholdings which shall be subject to the final decision made at the Meeting called for next August 31.

In the financial statements corresponding to the period ended December 31, 2004, the quarter ended March 31, 2005 and this six-month period include liability provisions charged to Miscellaneous losses for Ps. 21,870 thousand, Ps 36,559 thousand and Ps. 30,215 thousands, respectively corresponding to calculations duly made to cover the liabilities inherent to profit sharing and stock appreciation rights (Note 24). Also, as of June 30, 2005, Ps. 20,292 thousand are recorded in Assets - Miscellaneous receivables - Advance payments to directors; the amounts to be submitted to the consideration of the Shareholders' Meeting on August 31, 2005 are stated above (Note 18).

46.2. REPURCHASE OF GOVERNMENT SECURITIES

In order to offset the CER index-adjustable foreign currency assets and liabilities, on August 1, 2005, the Bank carried out a repo transaction with Deutsche Bank AG. for a face value of US$ 16,700 thousand involving Ps. 44,000 thousands in BOGAR 2018. This transaction accrues interest at 6-month LIBOR plus 1.2% and will expire on August 3, 2007.

Likewise and with the same objective, on August 2, 2005, the Bank carried out a repo transaction with DEPFA Investment Bank Ltd. for a face value of US$ 9,000 thousand in BODEN 2012, at a 78% market price. This transaction accrues interest at LIBOR plus 1.4% and will expire on May 2, 2007.

Signed for purposes of identification with our report dated August 10, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

C.P.C.E.C.A.B.A. T° 1 - F° 17

Guillermo C. Martinz
Accounting Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
For the Syndics Committee

PRICEWATERHOUSECOOPERS

Price Waterhouse & Co. S.R.L.
Firma miembro de PricewaterhouseCoopers
Bouchard 557, piso 7°
C1106ABG – Ciudad de Buenos Aires
Tel. (54-11) 4850-0000
Fax (54-11) 4850-1800

www.pwc.com/ar

LIMITED REVIEW REPORT

To the Directors and Shareholders of
Banco Hipotecario SA
Reconquista 151
Autonomous City of Buenos Aires

1. We have performed a limited review of the Balance Sheet of Banco Hipotecario SA (the Bank) as of June 30, 2005, and the related Income Statement and Statement of Sources and Application of Funds for the six-month periods ended June 30, 2005 and 2004, the statement of changes in shareholder's equity for the six-month period ended June, 30, 2005, as well as supplementary Notes 1 to 46, and Schedules A, B, C, D, E, F, G, H, I, J, K, L and N. Furthermore, we have performed a limited review of the consolidated balance sheet as of June 30, 2005 and the consolidated statements of income and source and application of funds for the six-month periods ended 30 June, 2005 and 2004, as well as consolidated Schedule B and Notes 1 to 5, which are presented as complementary information. The preparation and issuance of these financial statements are the responsibility of the Bank.

2. Our reviews were limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods and those established by the Argentine Central Bank (BCRA) through Circular CONAU-1 "Minimum standards for external audits" for limited reviews of quarterly financial statements, which consist mainly of the application of analytical procedures to the financial statement figures and of making inquiries of Bank staff responsible for preparing the information contained in the financial statements and its subsequent analysis. This limited review is substantially less in scope than an audit examination, the objective of which is to express an opinion on the financial statements being examined. Accordingly, we do not express an opinion on the Bank's financial position, the results of its operations, changes in its shareholders' equity and sources and application of funds, or on its consolidated financial statements.

PRICEWATERHOUSECOOPERS

3. These financial statements should be read in the light of the level of exposure to the Public Sector, as specified in Note 6, regarding the Banks' financial statements taken as a whole.

4. As described in notes 3 and 6, as to the date of issue of these financial statements there are some uncertainties as to the resolution of the issues still pending regarding the settlement of compensations payable to the Bank therein specified.

5. As mentioned in Note 10 "Basis for presentation of the financial statements", the Bank has prepared these financial statements applying the valuation and disclosure criteria established by the regulations of the Argentine Central Bank in its capacity as Financial Institutions Control Authority, through the issue of Circular CONAU-1, complementary regulations and amendments. However, as mentioned in Note 11, those criteria for valuing certain assets and liabilities and the financial statement disclosure and presentation criteria established by the Control Authority are not in accordance in certain aspects with professional accounting standards in effect in the Autonomous City of Buenos Aires and CNV regulations, the effects of which have not been disclosed in these financial statements.

6. Based on the work done and on our examinations of the Bank's financial statements and its consolidated financial statements for the fiscal years ended December 31, 2004 and 2003, on which we issued our report on February 9, 2005 with a qualification regarding the circumstances indicated in point 4. and an exception in view of certain departures from professional accounting standards described in point 5. both of them of this report and other qualifications solves to date, as mentioned in Note 1 to the financial statements, regarding the sovereign debt restructuring process, we state that:

a) The June 30, 2005 and 2004 financial statements of Banco Hipotecario S.A. and its consolidated financial statements at those dates, detailed in point 1., prepared in accordance with BCRA rules, and as mentioned in point 5., with accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us, and that we have no observations to make in relation to them other than that indicated in point 4. and in Note 46.1 to the financial statements.

b) The comparative information included in the parent-only and consolidated balance sheets and in complementary Notes and Schedules to the attached financial statements arises from the December 31, 2004 financial statements of the Bank.

PRICEWATERHOUSECOOPERS

7. As called for by the regulations in force, we report that:

a) The Bank's financial statements and consolidated financial statements have been transcribed to the "Inventory and Balance Sheet" book and, insofar as concerns our field of competence, are in compliance with the provisions of Law 19550 and regulations issued by the BCRA and the CNV.

b) The Bank's financial statements stem from accounting record systems kept in all formal respects as called for by prevailing legal rules and BCRA rules, which maintain the same security and integrity conditions as those authorized by the CNV.

c) As of June 30, 2005, the liabilities accrued in respect of employee withholdings and employer contributions towards the National Social Security System, according to the accounting records and supporting schedules, amounted to $ 1,695,283.72, which were not yet due at that date.

Autonomous City of Buenos Aires, August 10, 2005

PRICE WATERHOUSE & CO. S.R.L.

(Partner)
CPCECABA T° 1 F° 17
Gabriel R. Martini
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 201 F° 24

REPORT OF THE SYNDICS COMMITTEE

To the Directors and Shareholders of
BANCO HIPOTECARIO SOCIEDAD ANÓNIMA.
Reconquista 151
Autonomous City of Buenos Aires

1. In our capacity as members of the Syndics Committee of Banco Hipotecario S.A., we have performed a limited review of the Balance Sheet as of June 30, 2005, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Sources and Application of Funds for the six-month period ended on said date, as well as complementary Notes 1 to 46, and Schedules A, B, C, D, E, F, G, H, I, J, K, L and N, which have been submitted by the Bank to our consideration. We have also performed a limited review of the consolidated financial statements of Banco Hipotecario SA and its subsidiaries for the six-month period ended June 30, 2005, as well as consolidated Schedule B and Notes 1 to 5 to consolidated financial statements, which are presented as supplementary information. The preparation and issuance of these financial statements are the responsibility of the Bank.

2. Our work was performed in accordance wit h standards applicable to syndics. These standards require syndics to review the documents detailed in section 1. in accordance with auditing standards in force in Argentina for limited reviews of financial statements for interim periods, and include verifying the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and evaluate the conformity of those decisions with the law and the by-laws insofar as concerns formal and documentary aspects. For purposes of our professional work involving the documents detailed in section 1., we reviewed the work performed by the External Auditor Price Waterhouse & Co. SRL in accordance with prevailing auditing standards applicable for limited reviews of financial statements for interim periods, in conformity with professional accounting standards and the "Minimum Standards on External Audits" issued by the Argentine Central Bank. That review included verifying the planning of the work, as well as the nature, scope and timing of the procedures applied and the results of the limited review performed by that Accounting Firm. A limited review consists mainly in applying analytical procedures to the accounting information and making inquiries of the staff responsible for accounting and financial issues. This review is substantially less in scope than an audit of financial statements, the objective of which is to issue an opinion on the financial statements taken as a whole. Therefore, we did not apply all necessary procedures to be able to issue an opinion on the financial statements mentioned in Section 1. The external auditors issued their report on August 10, 2005 with the contents of which we concur. It is not the responsibility of the Syndics Committee to perform any control over the management, so our review did not cover the business decisions and criteria regarding the different areas of the Bank, as such matters are the exclusive responsibility of the Board of Directors.

3. The balances as of June 30, 2004 that are disclosed in the financial statements have been presented for comparative purposes and examined by another Syndics Committee that issued its limited review report on them on August 9, 2004 with an abstention of statement in view of the uncertain conditions prevailing at that date.

4. These financial statements should be read in the light of the level of exposure to the Public Sector, as specified in Note 6, regarding the Banks' financial statements taken as a whole.

5. As described in notes 3 and 6, as to the date of issue of these financial statements there are some uncertainties as to the resolution of the issues still pending regarding the settlement of compensations payable to the Bank therein specified.

6. As mentioned in Note 10 "Basis for presentation of the financial statements", the Bank has prepared these financial statements applying the valuation and disclosure criteria established by the regulations of the Argentine Central Bank in its capacity as Financial Institutions Control Authority, through the issue of Circular CONAU-1, complementary regulations and amendments. However, as mentioned in Note 11, those criteria for valuing certain assets and

liabilities and the financial statement disclosure and presentation criteria established by the Control Authority are not in accordance in certain aspects with professional accounting standards in effect in the Autonomous City of Buenos Aires and CNV regulations, the effects of which have not been disclosed in these financial statements.

7. Based on our review, with the scope mentioned above, and on the examination of the financial statements of the Bank and its consolidated financial statements for the fiscal year ended December 31, 2004, on which a report was issued on February 9, 2005 with qualifications regarding the situations mentioned in sections 5. and 6. of this report, we state that:

   a) The June 30, 2005 financial statements of Banco Hipotecario S.A. and its consolidated financial statements at those dates, detailed in point 1., prepared in accordance with BCRA rules, and as mentioned in point 6., with accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us, and that we have no observations to make in relation to them other than that indicated in point 5. and Note 46.1 to the financial statements.

   b) The comparative information included in the parent-only and consolidated balance sheets and in complementary Notes and Schedules to the attached financial statements arises from the December 31, 2004 financial statements of the Bank.

Furthermore, any of the members of the Syndics Committee is authorized to sign this report on its behalf.

Autonomous City of Buenos Aires, August 10, 2005

Dr. RICARDO FLAMMINI

For the Syndics Committee

(Viene de pág. 1)

Conforme lo establecido en el Art. 23 del Reglamento para la Autorización, Suspensión, Retiro y Cancelación de la Cotización de Títulos Valores de esa Bolsa de Comercio (el "Reglamento"), informamos que los señores directores titulares y suplentes Pablo Piñera Echenique y Sebastián Piñera Echenique, han presentado sus renuncias al cargo de directores de la Sociedad por la Clase B de Acciones, por motivos personales.

El Directorio considerará las renuncias presentadas en su próxima reunión del 10.06.05.

Sin otro particular, saludo a Uds. muy atentamente.

Sergio Alejandro Louzau
Responsable de Relaciones
con el Mercado

Nota de la Bolsa: La información precedentemente transcripta ingresó el 23.05.05 a la 14:11 hs.

SUSCRIPCION

AMERICAN PLAST S.A.

Aviso de Suscripción

Comunica que por Asamblea General Ordinaria y Extraordinaria de fecha 22/12/04 se resolvió aumentar el capital social de la suma de $4.700.474 a la suma de $ 6.878.909, mediante la emisión de hasta 2.178.435 nuevas acciones (1.340.926 acciones ordinarias, escriturales Clase "A" y 837.509 acciones ordinarias, escriturales Clase "B") ordinarias de $ 1 valor nominal cada una y un voto por acción, delegando en el Directorio la facultad de fijar los términos y condiciones de la emisión, así como la fijación de la prima de emisión. Por Reunión de Directorio de la misma fecha el Directorio resolvió fijar la prima de emisión en la suma de $ 3,455 por acción. El Precio de Emisión será de $ 4,455 por acción, conformado por el valor nominal de las acciones de la Sociedad, o sea de $ 1 por acción, con más la correspondiente prima de emisión. El precio de suscripción deberá ser integrado de contado o mediante la capitalización de aportes irrevocables existentes en la Sociedad, al momento de la adquisición de las acciones. El período de suscripción será desde el día 15 de junio de 2005 hasta el día 24 de junio de 2005 inclusive, de conformidad con lo prescripto por el Artículo 194 de la Ley de Sociedades Comerciales. El lugar de recepción de las solicitudes de suscripción será la Caja de Valores S.A., sita en la calle 25 de Mayo 362, Ciudad de Buenos Aires de lunes a viernes de 10 a 15 horas. Cada accionista podrá adquirir 0,463450 acciones por cada acción que posea antes de la emisión. Asimismo, por cada 2,157729 acciones que posea un accionista antes de la emisión se podrá adquirir una nueva acción. Quienes ejerzan el Derecho de Preferencia también podrán ejercer el Derecho de Acrecer, indicando la cantidad máxima de nuevas acciones que deseen acrecer. El Derecho de Acrecer deberá ser ejercido simultáneamente con el ejercicio del Derecho de Preferencia. Podrán ejercer este derecho todos los accionistas de la Sociedad, independientemente de la clase de acciones de las cuales sean titulares, ya sea respecto de acciones Clase "A" como de acciones Clase "B". Los accionistas de la Sociedad podrán integrar el capital social suscripto hasta el último día del Período de Suscripción. Para el caso de los accionistas de la Sociedad que ejerzan el derecho de acrecer, los mismos podrán integrar el capital social por un plazo de tres días hábiles bursátiles, contados a partir de la publicación del aviso en el Boletín Diario de la Bolsa de Comercio de Buenos Aires. A partir del ejercicio iniciado el 1 de junio del 2004, las acciones ofrecidas gozarán de los mismos derechos económicos que las acciones actualmente en circulación. Las condiciones de la oferta se encuentran detalladas en el prospecto resumido publicado en el Boletín Diario de la Bolsa de Comercio de Buenos Aires el 19 de mayo de 2005. El mencionado prospecto se encuentra a disposición de los interesados en la sede social sita en Leandro N. Alem 928, piso 7 y se encuentran incluidos en la página web de la Comisión Nacional de Valores. No se han producido modificaciones significativas en la situación patrimonial, económica y financiera de American Plast S.A. con relación al último estado contable presentado ante la Comisión Nacional de Valores correspondiente al período de nueve meses finalizado el 28 de febrero de 2005. Se señala que los ejercicios cerrados el 31 de mayo de 2004 y el 28 de febrero de 2005 (cuya información se publicara el 30 de agosto de 2004 en el Boletín Semanal de la Bolsa de Comercio de Buenos Aires y el 7 de abril de 2005 en el Boletín Diario de dicho organismo respectivamente) arrojaron resultados no asignados negativos. La Comisión Nacional de Valores autorizó la oferta pública de las acciones mediante Resolución N° 15.051 de fecha 14 de abril 2005. La Bolsa de Comercio de Buenos Aires autorizó la cotización de las acciones con fecha 19 de mayo de 2005. N° de Inscripción IGJ: 37.195.

Francisco Juan Cornejo
Abogado
C.P.A.C.F. T° 75 - F° 748

Hugo Barca
Vicepresidente en Ejercicio de la Presidencia
Conforme Acta de Asamblea General Ordinaria de Accionistas
y Acta de Directorio, ambas del 20 de septiembre de 2004

NOMINA DE DIRECTORIO

BANCO HIPOTECARIO S.A.

Asambleas del 28/04/2005

Directores Titulares	Clase	Mandato
Sra. Clarisa Diana Lifsic – Presidente	D	31/05/2004 al 31/12/2005
Sr. Eduardo Sergio Elsztain – Vicepresidente	D	31/05/2004 al 31/12/2005
Sr. Julio Augusto Macchi	A	28/04/2005 al 31/12/2006
Sr. Carlos Bernardo Pisula	A	28/04/2005 al 31/12/2006
Sr. Edgardo Luis José Fornero	B	17/09/2004 al 31/12/2005
Sr. Federico León Bensadon	C	17/09/2004 al 31/12/2005
Sr. Saúl Zang	D	31/05/2004 al 31/12/2005
Sr. Pedro Del Piero	D	31/05/2004 al 31/12/2005
Sr. Ernesto Manuel Viñes	D	28/04/2005 al 31/12/2006
Sr. Gabriel Adolfo Gregorio Reznik	D	28/04/2005 al 31/12/2006
Sr. Jacobo Julio Dreizzen	D	28/04/2005 al 31/12/2006
Sr. Alfredo Mac Laughlin (1)	D	28/04/2005 al 31/12/2006
Sr. Pablo Daniel Vergara Del Carril	D	31/05/2004 al 31/12/2005
Sr. Jorge Miguel Grouman (2)	D	30/05/2003 al 31/12/2004
Directores Suplentes		
Sr. Ricardo Mariano Gómez	B	17/09/2004 al 31/12/2005
Sr. Alejandro Gustavo Elsztain (3)	D	28/04/2005 al 31/12/2006
Sr. Gabriel Gustavo Saidon (3)	D	28/04/2005 al 31/12/2006
Sr. Jorge Miguel Grouman (3)	D	28/04/2005 al 31/12/2006
Sr. Cedric David Bridger	D	28/04/2005 al 31/12/2006
Sr. Daniel Ricardo Elsztain (4)	D	31/05/2004 al 31/12/2005
Sr. Gustavo Daniel Efkhanian	D	31/05/2004 al 31/12/2005
Síndicos Titulares		
Sr. Néstor Luis Fuks (5)	A	28/04/2005 al 31/12/2006
Sr. Nicolás Dilernia (5)	B	28/04/2005 al 31/12/2006
Sr. José Daniel Abelovich (5)	C y D	28/04/2005 al 31/12/2006
Sr. Marcelo Héctor Fuxman (5)	C y D	28/04/2005 al 31/12/2006
Sr. Ricardo Flammini (5)	C y D	28/04/2005 al 31/12/2006
Síndicos Suplentes		
Sra. Silvana María Gentile (5)	A	28/04/2005 al 31/12/2006
Sr. Martín Esteban Scotto (5)	B	28/04/2005 al 31/12/2006

Propietario: Bolsa de Comercio de Buenos Aires
Director
Sr. Adelmo J. J. Gabbi
Presidente de la Bolsa de Comercio de Buenos Aires
Dirección y Administración: Sarmiento 299 - Cap. Fed.
Código Postal C1041AAE - Tel. 4316-7130
4316-7133
Fax. 4316-7131
Registro Nacional de la Propiedad Intelectual N° 312.327 - 16-03-2004

Sra. Alicia Graciela Rigueira (5)	C y D	28/04/2005 al 31/12/2006
Sr. Roberto Murmis (5)	C y D	28/04/2005 al 31/12/2006
Sra. Silvia Cecilia De Feo (5)	C y D	28/04/2005 al 31/12/2006

Contador Certificante
Sr. Gabriel Rolando Martini (Titular) Socio de Price Waterhouse & Co.
Sra. Mirta Silvia Maletta (Suplente) Socio de Price Waterhouse & Co.

(1) Director Titular por la Clase "D", designado en Asamblea del 28/04/2005, cuyo desempeño de funciones se encuentra supeditado a la previa aprobación del Banco Central de la República Argentina.
(2) Director Suplente por la Clase "D", designado en Asamblea del 28/04/2005. Continúa en el cargo de Director Titular hasta tanto el B.C.R.A. apruebe la nominación del Sr. Alfredo Jorge Mac Laughlin.
(3) Directores Suplentes por la Clase "D", designados en Asamblea del 28/04/2005, cuyo desempeño de funciones se encuentra supeditado a la previa aprobación del Banco Central de la República Argentina.
(4) Director Suplente por la Clase "D", designado en Asamblea del 31/05/2004, cuyo desempeño de funciones se encuentra supeditado a la previa aprobación del Banco Central de la República Argentina.
(5) Síndicos Titulares y Suplentes, designados en Asambleas del 28/04/2005.

REGIMEN INFORMATIVO PARA INVERSORES DEL EXTERIOR

METROGAS S.A.

Se comunica que el día 23/05/05 ingresó a esta Asociación la documentación contable destinada a inversores del exterior requerida por resolución de la Comisión Nacional de Valores al 31/03/05, redactada en idioma inglés a efectos de cumplimentar la mencionada disposición. Se aclara que el balance trimestral de esa Sociedad ha ingresado y han sido publicados sus datos el 12/05/05 en el Boletín Diario de esta Bolsa de Comercio de Buenos Aires.

Adicionalmente se informa que la documentación mencionada precedentemente puede ser consultada en el sector Hemeroteca de esta Institución.

23/05/05

GRUPO FINANCIERO GALICIA S.A.

Se comunica que el día 23/05/05 ingresó a esta Asociación la documentación contable destinada a inversores del exterior requerida por resolución de la Comisión Nacional de Valores al 31/03/05, redactada en idioma inglés a efectos de cumplimentar la mencionada disposición. Se aclara que el balance trimestral de esa Sociedad ha ingresado y han sido publicados sus datos el 12/05/05 en el Boletín Diario de esta Bolsa de Comercio de Buenos Aires.

Adicionalmente se informa que la documentación mencionada precedentemente puede ser consultada en el sector Hemeroteca de esta Institución.

23/05/05

CONCURSO DE MEMORIAS

Se invita a las sociedades autorizadas a cotizar sus valores en esta Bolsa de Comercio a participar en el Concurso Anual de Memorias de Ejercicio. Las participantes deberán entregar en Mesa de Entradas 14 ejemplares de la Memoria presentada durante el año 2004.

Vencimiento del plazo para adjuntar los ejemplares 31/05/2005.

ENGLISH TRANSLATION OF EXHIBIT 22

LIST OF DIRECTORS

BANCO HIPOTECARIO S.A.
Shareholders' Meetings Held on 04/28/2005

Regular Directors	**Class**	**Term of Office**
Mrs. Clarisa Diana Lifsic - Chairman	D	05/31/2004 to 12/31/2005
Mr. Eduardo Sergio Elsztain - Vice-Chairman	D	05/31/2004 to 12/31/2005
Mr. Julio Augusto Macchi	A	04/28/2005 to 12/31/2006
Mr. Carlos Bernardo Písula	A	04/28/2005 to 12/31/2006
Mr. Edgardo Luis José Fornero	B	09/17/2004 to 12/31/2005
Mr. Federico León Bensadon	C	09/17/2004 to 12/31/2005
Mr. Saúl Zang	D	05/31/2004 to 12/31/2005
Mr. Pedro Del Piero	D	05/31/2004 to 12/31/2005
Mr. Ernesto Manuel Viñes	D	04/28/2005 to 12/31/2006
Mr. Gabriel Adolfo Gregorio Reznik	D	04/28/2005 to 12/31/2006
Mr. Jacobo Julio Dreizzen	D	04/28/2005 to 12/31/2006
Mr. Alfredo Mac Laughlin (1)	D	04/28/2005 to 12/31/2006
Mr. Pablo Daniel Vergara del Carril	D	05/31/2004 to 12/31/2005
Mr. Jorge Miguel Grouman (2)	D	05/30/2003 to 12/31/2004
Alternate Directors		
Mr. Ricardo Mariano Gómez	B	09/17/2004 to 12/31/2005
Mr. Alejandro Gustavo Elsztain (3)	D	04/28/2005 to 12/31/2006
Mr. Gabriel Gustavo Saidon (3)	D	04/28/2005 to 12/31/2006
Mr. Jorge Miguel Grouman (3)	D	04/28/2005 to 12/31/2006
Mr. Cedric David Bridger	D	04/28/2005 to 12/31/2006
Mr. Daniel Ricardo Elsztain (4)	D	05/31/2004 to 12/31/2005
Mr. Gustavo Daniel Efkhanian	D	05/31/2004 to 12/31/2005
Regular Syndics		
Mr. Néstor Luis Fuks (5)	A	04/28/2005 to 12/31/2006
Mr. Nicolás Dilernia (5)	B	04/28/2005 to 12/31/2006
Mr. José Daniel Abelovich (5)	C and D	04/28/2005 to 12/31/2006
Mr. Marcelo Héctor Fuxman (5)	C and D	04/28/2005 to 12/31/2006
Mr. Ricardo Flammini (5)	C and D	04/28/2005 to 12/31/2006
Alternate Syndics		
Mrs. Silvana María Gentile (5)	A	04/28/2005 to 12/31/2006
Mr. Martín Esteban Scotto (5)	B	04/28/2005 to 12/31/2006
Mrs. Alicia Graciela Figueira (5)	C and D	04/28/2005 to 12/31/2006
Mr. Roberto Murmis (5)	C and D	04/28/2005 to 12/31/2006
Mrs. Silvia Cecilia De Feo (5)	C and D	04/28/2005 to 12/31/2006

Certifying Accountant
Mr. Gabriel Rolando Martin (Regular Accountant) Partner of Price Waterhouse & Co.
Mrs. Mirta Silvia Maletta (Alternate Accountant) Partner of Price Waterhouse & Co.

(1) Class "D" Regular Director, appointed at the Shareholders' Meeting held on 04/28/2005, whose performance is subject to the prior approval of the Central Bank of the Republic of Argentina.
(2) Class "D" Alternate Director, appointed at the Shareholders' Meeting held on 04/28/2005. He shall remain as Regular Director until the BCRA approves the nomination of Mr. Alfredo Jorge Mac Laughlin.
(3) Class "D" Alternate Directors appointed at the Shareholders' Meeting held on 04/28/2005 whose performance is subject to the prior approval of the Central Bank of the Republic of Argentina.
(4) Class "D" Alternate Director appointed at the Shareholders' Meeting held on 05/31/2004, whose performance is subject to the prior approval of the Central Bank of the Republic of Argentina.

(5) Regular and Alternate Syndics appointed at the Shareholders' Meeting held on 04/28/2005.

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL CONSOLIDADO

Correspondiente al ejercicio económico finalizado el 31/12/2004
Comparativo con el ejercicio anterior
En miles de pesos

	2004	2003
ACTIVO		
A Disponibilidades	341,762	414,275
Efectivo	62,351	50,019
Bancos y corresponsales	145,456	256,115
Otras	133,955	108,141
B Títulos Públicos y Privados (Nota 2.4.)	867,169	1,419,158
Tenencias en cuentas de inversión	298,751	942,605
Tenencias para operaciones de compra-venta o intermediación	118,006	88,186
Títulos públicos sin cotización	234,704	184,179
Inversión en títulos privados con cotización	61,422	34,761
Instrumentos emitidos por el BCRA	154,286	184,932
Previsiones	-	(15,505)
C Préstamos (Anexo B y Nota 2.5.)	2,568,267	2,428,336
Al Sector Público no financiero	843,774	777,193
Al Sector Financiero	79,646	29,608
Al Sector Privado no financiero y residentes en el exterior	1,932,603	2,041,213
Adelantos	145,690	105,370
Hipotecarios	1,643,093	1,851,706
Prendarios	2,235	-
Cobros no aplicados	(11,967)	(14,153)
Personales	23,619	3,029
Tarjetas de crédito	3,655	-
Otros	101,531	57,844
Intereses y diferencias de cotización devengados a cobrar	24,747	37,417
Previsiones	(287,527)	(419,678)
Diferencia por adquisición de cartera	(229)	-
D Otros créditos por intermediación financiera (Anexo B y Nota 2.6.)	4,589,984	3,293,784
Banco Central de la República Argentina	2,132	8,429
Montos a cobrar por ventas contado a liquidar y a término	12,528	5,111
Especies a recibir por compras contado a liquidar y a término	1,140,680	-
Otros no comprendidos en las normas de clasificación de deudores	3,129,801	2,853,860
Otros comprendidos en las normas de clasificación de deudores	337,752	431,417
Intereses dev. a cobrar comp. en las normas de clasif. de deudores	14,396	25,096
Previsiones	(47,305)	(30,129)

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Contadora Pública (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 176 Folio 82

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL CONSOLIDADO

Correspondiente al ejercicio económico finalizado el 31/12/2004
Comparativo con el ejercicio anterior
En miles de pesos

	2004	2003
F Participaciones en otras sociedades (Nota 2.7.)	8,304	2,775
Otras	8,304	2,775
G Créditos diversos (Anexo B y Nota 2.8.)	632,810	346,585
Otros	658,969	366,320
Intereses devengados a cobrar	1,698	1,698
Previsiones	(27,857)	(21,433)
H Bienes de uso (Nota 2.9.)	92,037	95,844
I Bienes diversos (Nota 2.9.)	23,797	31,194
J Bienes intangibles (Nota 2.11.)	8,139	2,571
Gastos de organización y desarrollo	8,139	2,571
K Partidas pendientes de imputación	2,606	5,253
TOTAL DE ACTIVO	9,134,875	8,039,775

Guillermo C. Martinez
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Contadora Pública (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 176 Folio 82

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL CONSOLIDADO

Correspondiente al ejercicio económico finalizado el 31/12/2004
Comparativo con el ejercicio anterior
En miles de pesos

	2004	2003
PASIVO		
M Depósitos (Nota 2.12.)	230,374	128,843
Sector Público no Financiero	20,006	18,405
Sector Financiero	4,334	4,241
Sector Privado no Financiero y Residentes en el exterior	206,034	106,197
Cuentas Corrientes	11,510	19,668
Caja de Ahorros	73,875	33,693
Plazo Fijo	80,260	16,892
Cuentas de Inversión	34,550	-
Otros	4,945	25,532
Intereses y diferencias de cotización devengados a pagar	894	10,412
N Otras obligaciones por intermediación financiera (Nota 2.13.)	6,569,998	5,844,129
Banco Central de la República Argentina - Otros -	2,227,347	2,102,610
Otros	2,227,347	2,102,610
Bancos y Organismos internacionales	509,665	311,450
Obligaciones negociables no subordinadas	2,717,257	2,650,939
Montos a pagar por compras contado a liquidar y a término	976,854	7,016
Especies a entregar por ventas contado a liquidar y a término	13,543	-
Primas por opciones lanzadas	3,452	2,820
Financiaciones recibidas de entidades financieras locales	42	214,174
Otras	60,410	361,973
Intereses y diferencias de cotización devengados a pagar	61,428	193,147
O Obligaciones Diversas	62,299	60,254
Honorarios	5,845	3,863
Otras	56,454	56,391
P Previsiones	275,781	287,279
R Partidas pendientes de imputación	5,688	289
TOTAL DE PASIVO	7,144,140	6,320,794
T Participación de terceros	31,575	38,156
PATRIMONIO NETO (Nota 2.18.)	1,959,160	1,680,825
TOTAL DE PASIVO MAS PATRIMONIO NETO	9,134,875	8,039,775

Las notas son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Contadora Pública (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 176 Folio 82

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ESTADO DE RESULTADOS CONSOLIDADO

Correspondiente al ejercicio económico finalizado el 31/12/2004
Comparativo con el ejercicio anterior
En miles de pesos

	2004	2003
A Ingresos Financieros	732,447	968,563
Intereses por disponibilidades	619	614
Intereses por préstamos al sector financiero	705	343
Intereses por adelantos	5,145	8,723
Intereses por documentos	8	-
Intereses por préstamos hipotecarios	161,603	193,752
Intereses por préstamos prendarios	71	-
Intereses por préstamos de tarjetas de crédito	23	
Intereses por otros préstamos	13,807	9,800
Intereses por otros créditos por intermediación financiera	29,087	55,822
Resultado reestructuración obligaciones negociables	-	231,998
Resultado neto de títulos públicos y privados	135,150	-
Resultado préstamos garantizados - Decreto 1387/01.	32,779	45,602
Ajuste por cláusula CER	70,543	35,275
Ajuste por cláusula CVS	62,104	73,886
Resultado reestructuración préstamos financieros	-	254,404
Otros	220,803	58,344
B Egresos Financieros	300,800	594,940
Intereses por depósitos en cuentas corrientes	169	90
Intereses por depósitos en cajas de ahorros	1,406	386
Intereses por depósitos en plazo fijo	1,431	1,193
Intereses por financiaciones del sector financiero	5,169	10,838
Intereses por otras obligaciones por intermediación financiera	108,280	143,228
Otros intereses	49,335	50,155
Resultado neto de Títulos públicos y privados	-	59,295
Resultado neto por opciones	8,234	172
Ajuste por clúausula CER	110,454	70,047
Otros	16,322	259,536
MARGEN BRUTO DE INTERMEDIACION	431,647	373,623
C Cargo por incobrabilidad	17,502	33,359
D Ingresos por servicios	91,106	73,540
Vinculados con operaciones activas	313	202
Vinculados con operaciones pasivas	25,733	3,022
Otras comisiones	3	-
Otros	65,057	70,316
E Egresos por servicios	26,921	31,434
Comisiones	10,432	19,047
Otros	16,489	12,387
F Resultado monetario por intermediación financiera	-	(10,105)

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Contadora Pública (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 176 Folio 82

BANCO HIPOTECARIO

ESTADO DE RESULTADOS CONSOLIDADO

Correspondiente al ejercicio económico finalizado el 31/12/2004
Comparativo con el ejercicio anterior
En miles de pesos

		2004	2003
G	Gastos de Administración	134,016	129,799
	Gastos en personal	80,732	74,164
	Honorarios a directores y síndicos	2,231	2,077
	Otros honorarios	7,396	6,634
	Propaganda y publicidad	4,764	1,457
	Impuestos	10,322	8,274
	Otros gastos operativos	23,712	34,163
	Otros	4,859	3,030
H	Resultado monetario por egresos operativos	-	42
	RESULTADO NETO POR INTERMEDIACION FINANCIERA	344,314	242,508
I	Participación de terceros	(1,073)	931
J	Utilidades diversas	95,697	264,895
	Resultado por participaciones permanentes	435	284
	Intereses punitorios	9,444	15,026
	Créditos recuperados y previsiones desafectadas	53,264	53,130
	Otros	32,554	196,455
K	Pérdidas diversas	150,964	251,458
	Intereses punitorios y cargos a favor del BCRA	40	81
	Cargos por incob. de cred. diversos y por otras prev.	103,567	204,968
	Otros	47,357	46,409
L	Resultado monetario por otras operaciones	-	26
	RESULTADO NETO ANTES DEL IMPUESTO A LAS GANANCIAS	287,974	256,902
J	Impuesto a las ganancias (Nota 2.16.)	8,831	1,700
	RESULTADO NETO DEL EJERCICIO - GANANCIA	279,143	255,202

Las notas son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Contadora Pública (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 176 Folio 82

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

BANCO HIPOTECARIO

CUENTAS DE ORDEN CONSOLIDADO

Correspondiente al ejercicio económico finalizado el 31/12/2004
Comparativo con el ejercicio anterior
En miles de pesos

	2004	2003
DEUDORAS	12,553,525	10,540,564
Contingentes	8,454,019	7,467,741
Garantías recibidas	1,688,851	1,969,694
Otras no comp. en las normas de clasif. de deudores	4,078,841	3,131,604
Cuentas contingentes deudoras por contra	2,686,327	2,366,443
De control	4,068,535	3,055,738
Créditos clasificados irrecuperables	921,208	788,484
Otras	3,120,833	2,267,172
Cuentas de control deudoras por contra	26,494	82
De derivados	17,372	17,085
Valor "nocional" de opciones por compra tomadas	-	-
Cuentas de derivados deudoras por contra	17,372	10,075
Otras	-	7,010
De actividad fiduciaria	13,599	-
Fondos de fideicomiso	13,599	-
ACREEDORAS	12,553,525	10,540,564
Contingentes	8,454,019	7,467,741
Créditos acordados (saldos no utilizados) comp. en las normas de clasif. de deudores (Anexo B)	9,468	932
Garantías otorgadas al BCRA	911,197	491,205
Otras garantías otorgadas no comprendidas en las normas de clasificación de deudores	591,595	32,730
Cuentas contingentes acreedoras por contra	6,941,759	6,942,874
De control	4,068,535	3,055,738
Valores por acreditar	28,319	1
Cuentas de control acreedoras por contra	4,040,216	3,055,737
De Derivados	17,372	17,085
Valor "nocional" de opciones por compra lanzadas	17,372	10,075
Cuentas de derivados acreedoras por contra	-	7,010
De actividad fiduciaria	13,599	-
Cuentas de actividad fiduciaria acreed. por contra	13,599	-

Las notas son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T°1 - F°17
Mirta S. Maletta
Contadora Pública (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 176 Folio 82

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ESTADO DE ORIGEN Y APLICACION DE FONDOS CONSOLIDADO

Correspondiente al ejercicio económico finalizado el 31/12/2004
Comparativo con el ejercicio anterior

En miles de pesos

	2004	2003
Variación de fondos		
Disponibilidades al inicio del ejercicio reexpresadas	414,275	122,854
Aumento (disminución) de los fondos	(72,513)	291,421
Disponibilidades al cierre del ejercicio	341,762	414,275
Causas de variación de los fondos		
Más:		
Ingresos financieros cobrados	601,699	449,365
Ingresos por servicios cobrados	91,106	76,703
Menos:		
Egresos financieros pagados	423,001	35,637
Egresos por servicios pagados	26,921	31,434
Gastos de administración pagados	126,128	111,235
Fondos originados (o aplicados) en las operaciones ordinarias	116,755	347,762
Otras causas de origen de fondos	446,155	400,994
Aumento neto de depósitos	111,049	9,113
Aumento neto de otros pasivos	-	45,433
Disminución neta de títulos públicos y privados	-	79,942
Disminución neta de préstamos	-	240,877
Disminución neta de otros activos	293,125	-
Disminución neta de Otros Créditos por Interm.financiera	-	25,629
Otros orígenes de fondos	41,981	-
Total de orígenes de fondos	562,910	748,756
Otras causas de aplicación de fondos	635,423	456,408
Aumento neto de títulos públicos	4,591	-
Aumento neto de préstamos	81,184	-
Aumento de otros créditos por intermediación financiera	149,348	-
Aumento neto de otros activos	-	286,696
Disminución neta de depósitos		-
Disminución neta de Otras obligaciones por intermediacion financiera	396,247	118,575
Disminución neta de otros pasivos	4,053	-
Otras aplicaciones de fondos	-	51,137
Total de aplicaciones de fondos	635,423	456,408
Resultado monetario generado por disponibilidades	-	927
Disminución de los fondos	(72,513)	291,421

Las notas son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Contadora Pública (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 176 Folio 82

BANCO HIPOTECARIO

ANEXO (B)

CLASIFICACION DE LAS FINANCIACIONES POR SITUACION Y GARANTIAS RECIBIDAS CONSOLIDADO

Correspondiente al ejercicio económico finalizado el 31/12/2004
Comparativo con el ejercicio anterior
En miles de pesos

CARTERA COMERCIAL	2004	2003
En situación normal	1,256,342	1,093,888
Con garantías y contragarantías preferidas "B"	659	20,632
Sin garantías ni contragarantías preferidas	1,255,683	1,073,256
Con seguimiento especial	1,040	1,610
Con Garantía y contragarantías preferidas "B"	1,037	1,610
Sin garantías ni contragarantías preferidas	3	-
Con riesgo potencial	-	-
Con garantías y contragarantías preferidas "B"	-	-
Sin garantías ni contragarantías preferidas	-	-
Con problemas	-	-
Con garantías y contragarantías preferidas "B"	-	-
Sin garantías ni contragarantías preferidas	-	-
Con alto riesgo de insolvencia	1,212	1,640
Con garantías y contragarantías preferidas "B"	-	428
Sin garantías ni contragarantías preferidas	1,212	1,212
Irrecuperable	3,396	12,579
Con garantías y contragarantías preferidas "B"	153	-
Sin garantías ni contragarantías preferidas	3,243	12,579
Irrecuperable por disposición técnica	1,019	1,017
Con garantías y contragarantías preferidas "B"	-	-
Sin garantías ni contragarantías preferidas	1,019	1,017
TOTAL CARTERA COMERCIAL	1,263,009	1,110,734

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Contadora Pública (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 176 Folio 82

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

BANCO HIPOTECARIO

ANEXO (B)

Continuación

CLASIFICACION DE LAS FINANCIACIONES POR SITUACION Y GARANTIAS RECIBIDAS CONSOLIDADO

Correspondiente al ejercicio económico finalizado el 31/12/2004
Comparativo con el ejercicio anterior
En miles de pesos

CARTERA DE CONSUMO Y VIVIENDA	2004	2003
Cumplimiento normal	1,493,850	1,605,024
Con garantías y contragarantías preferidas "B"	1,376,632	1,518,452
Sin garantías ni contragarantías preferidas	117,218	86,572
Cumplimiento inadecuado	103,167	159,417
Con garantías y contragarantías preferidas "B"	96,529	150,294
Sin garantías ni contragarantías preferidas	6,638	9,123
Cumplimiento deficiente	59,212	85,163
Con garantías y contragarantías preferidas "B"	54,057	80,397
Sin garantías ni contragarantías preferidas	5,155	4,766
De difícil recuperación	85,851	98,750
Con garantías y contragarantías preferidas "B"	71,757	88,280
Sin garantías ni contragarantías preferidas	14,094	10,470
Irrecuperable	173,678	221,734
Con garantías y contragarantías preferidas "B"	56,825	109,975
Sin garantías ni contragarantías preferidas	116,853	111,759
Irrercuperable por disposición Técnica	38,872	24,637
Con garantías y contragarantías preferidas "B"	31,202	19,251
Sin garantías ni contragarantías preferidas	7,670	5,386
TOTAL CARTERA DE CONSUMO Y VIVIENDA	1,954,630	2,194,725
TOTAL GENERAL	3,217,639	3,305,459

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Contadora Pública (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 176 Folio 82

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

1. BASES DE CONSOLIDACION

Los presentes estados contables reflejan las operaciones consolidadas de Banco Hipotecario Sociedad Anónima y BACS Banco de Crédito y Securitización Sociedad Anónima correspondientes a los ejercicios económicos finalizados el 31 de diciembre de 2004 y 2003, y de BHN Sociedad de Inversión Sociedad Anónima correspondientes a los períodos económicos de nueve meses finalizados el 30 de septiembre de 2004 y 2003.

No obstante mantener el Banco Hipotecario Sociedad Anónima el control accionario en BHN Inmobiliaria Sociedad Anónima y a partir del 3 octubre de 2000 en VR-Tasaciones y Certificaciones Sociedad Anónima, dichas participaciones no han sido consolidadas dado que la gerencia considera que para el primer caso su actividad no resulta homogénea ni complementaria con la del Banco y la segunda por ser poco significativa.

La participación de Banco Hipotecario Sociedad Anónima en las sociedades consolidadas y no consolidadas al 31 de diciembre de 2004 es la siguiente:

- BACS Banco de Crédito y Securitización Sociedad Anónima: 43.750.000 de acciones escriturales ordinarias de $ 1 cada una con derecho a un voto por acción que representa el 70% del capital social.
- BHN Sociedad de Inversión Sociedad Anónima: 17.999.920 de acciones escriturales ordinarias de valor $1 cada una con derecho a un voto por acción que representan el 99,99% del capital social.
- BHN Inmobiliaria Sociedad Anónima: 1.899.880 de acciones escriturales ordinarias de valor $ 1 cada una con derecho a un voto por acción que representan 99,99% del capital social.
- VR - Tasaciones y Certificaciones Sociedad Anónima: 100.000 de acciones ordinarias de valor $ 1 cada una con derecho a un voto por acción que representan el 100% del capital social.

El procedimiento para la incorporación de las cuentas correspondientes a las sociedades controladas y consolidadas BHN Sociedad de Inversión Sociedad Anónima - consolidada - y BACS Banco de Crédito y Securitización Sociedad Anónima fue el siguiente:

1.1. El estado contable del Banco ha sido preparado de acuerdo con normas de exposición y valuación de Banco Central de la República Argentina, incluyendo los saldos consolidados línea por línea del estado de situación patrimonial, estado de resultados, cuentas de orden, estado de origen y aplicación de fondos y anexo B.

1.2. Se eliminaron del estado de situación patrimonial, estado de resultados, cuentas de orden, de origen y aplicación de fondos y anexo B las partidas originadas en operaciones entre las sociedades, no trascendidas a terceros.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

1.3. La porción del patrimonio neto de la sociedad controlada de propiedad de terceros, se expone en el estado de situación patrimonial consolidado en la línea "participación de terceros".

1.4. La porción del resultado de la sociedad controlada que corresponde a terceros, se expone en el estado de resultado consolidado en la línea "participación de terceros".

2. BASES DE PRESENTACION DE LOS ESTADOS CONTABLES CONSOLIDADOS

Los estados contables consolidados de Banco Hipotecario Sociedad Anónima han sido preparados de acuerdo con las disposiciones de la Comunicación "A" 2813 complementarias y modificatorias emitidas por el Banco Central de la República Argentina referidas al Régimen Informativo Contable para publicación trimestral/anual y con los lineamientos de la Resolución Técnica N° 21 de la Federación Argentina de Consejos Profesionales en Ciencias Económicas.

Los estados contables consolidados de BHN Sociedad de Inversión Sociedad Anónima y estados contables básicos de BACS Banco de Crédito y Securitización Sociedad Anónima han sido preparados teniendo en cuenta criterios similares a los aplicados por Banco Hipotecario Sociedad Anónima.

A partir del 1 de enero de 2002, y como consecuencia de la aplicación de la Comunicación "A" 3702, basada en la derogación de toda norma legal y reglamentaria que impedía la reexpresión de saldos contables a moneda de cierre, el Banco ha reanudado la aplicación del Ajuste por Inflación, siguiendo el método de reexpresión establecido por la Resolución Técnica Nro. 6 de la Federación Argentina de Consejos Profesionales en Ciencias Económicas.

Con fecha 25 de marzo de 2003, el Poder Ejecutivo Nacional emitió el Decreto 664 que establece que los estados contables de ejercicios que cierran a partir de dicha fecha sean expresados en moneda nominal. En consecuencia, y de acuerdo con la Comunicación "A" 3921 del BCRA, se discontinuó la reexpresión de los estados contables a partir del 1 de marzo de 2003.

Los principales criterios de exposición y valuación seguidos para su preparación, se describen a continuación:

2.1. Activos y pasivos en moneda extranjera

Se han valuado al tipo de cambio de referencia del dólar estadounidense difundido por el BCRA o en el caso de tratarse de monedas distintas, se convirtieron a dólar estadounidense utilizando los tipos de pase comunicados por la mesa de operaciones del BCRA, vigentes al cierre de las operaciones del último día hábil de los ejercicios finalizados el 31 de diciembre de 2004 y 2003.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

2.2. Activos en oro y otros metales preciosos

Las tenencias de oro y plata han sido valuadas utilizando la última cotización cierre vendedor registrada en el mercado de Londres, en dólares estadounidenses, neto de los gastos directos de venta y convertidos a pesos al tipo de cambio de referencia del dólar estadounidense difundido por el BCRA vigente al cierre de las operaciones del último día hábil de los ejercicios finalizados el 31 de diciembre de 2004 y 2003.

Atento lo dispuesto mediante Comunicación "A" 2290 del BCRA, las tenencias de plata han sido incluidas en el rubro Disponibilidades teniendo en cuenta que: i) cuentan con un valor de mercado que surge de cotizaciones diarias de transacciones relevantes y ii) son amonedados o conforman "barras de buena entrega" de acuerdo con la normativa contemplada por el Ente Rector.

2.3. Devengamiento de intereses y ajustes de capital (CER y CVS)

El devengamiento de intereses para la totalidad de las operaciones activas y ciertas operaciones pasivas, en moneda nacional y en moneda extranjera y cuyo lapso de vigencia supere los noventa y dos días se ha efectuado siguiendo el método exponencial, interrumpiéndose el devengamiento de intereses para préstamos cuya mora supera los noventa días.

Los ajustes de capital por aplicación del CER y CVS fueron devengados de acuerdo con normas emitidas por el BCRA, interrumpiéndose el devengamiento mismo para préstamos cuya mora supera los noventa días.

2.4. Títulos públicos y privados

Con cotización - Del país y del exterior:

Los títulos clasificados en las cuentas de "Tenencias para operaciones de compra-venta o intermediación" "Inversiones en títulos privados con cotización" e "Instrumentos emitidos por el BCRA" se han valuado de acuerdo al valor de cotización al último día de operaciones del ejercicio y con la deducción de la previsión estimada, en caso de corresponder o a su valor residual técnico en los casos de los títulos privados que están autorizados a cotizar en euromercados y en la Bolsa de Comercio de Buenos Aires.

Los Bonos del Gobierno Nacional BODEN en US$ 2012 clasificados en las cuentas de "Tenencias en cuentas de inversión" se han incorporado por su valor técnico, con los considerandos establecidos en la Comunicación "A" 3785, complementarias y modificatorias. Al fin de cada ejercicio se acrecientan en función de los intereses devengados según las condiciones de emisión. El nuevo saldo en moneda extranjera se convierte a pesos según el tipo de cambio de referencia publicado por el BCRA.

Los Bonos del Gobierno Nacional BODEN 2012 recibidos en dación en pago de titulares de préstamos hipotecarios, de acuerdo con lo establecido por Decreto 905/02, han sido valuados al 31 de diciembre de 2003 a su poder cancelatorio de asistencias recibida del BCRA, esto es a $1.40 más CER.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

Los títulos públicos nacionales originalmente emitidos en moneda extranjera y bajo legislación local, han sido pesificados a la relación $1,40 por dólar estadounidense, de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias.

Los títulos públicos nacionales originalmente emitidos en moneda extranjera no alcanzados por la pesificación, se encuentran registrados a su valor contable al 31 de diciembre de 2003.
Sin cotización - Del país:

Los títulos clasificados en las cuentas de "Títulos públicos sin cotización" se encuentran valuados al valor de costo más las rentas devengadas pendientes de cobro.

Se encuentran registrados "Bonos Garantizados" emitidos por el Fondo Fiduciario para el Desarrollo Provincial recibidos en el marco del Decreto N° 1579/02, Resolución 539/02 del Ministerio de Economía y normas complementarias. Los mismos han sido valuados a su valor contable promedio (para aquellos títulos que serán afectados a garantía para la suscripción de bonos cobertura) o valor presente o técnico el menor (para los restantes títulos), ambos criterios de acuerdo con los lineamientos expresados en la Comunicación "A" 3911, complementarias y modificatorias.

2.5. Préstamos

La cartera de préstamos en situación regular y cuya mora no supere los noventa días se encuentra valuada por los capitales efectivamente prestados, más los intereses capitalizados, netos de amortizaciones de capital percibidas y reconsideraciones de saldos de deuda, más ajustes (CER y CVS, en los casos que corresponda) e intereses devengados a cobrar y deducida la previsión estimada para cubrir riesgos de incobrabilidad.

Los préstamos garantizados Decreto 1387/01 se han valuado de acuerdo con los lineamientos de la Comunicación "A" 3911, complementarias y modificatorias, de la siguiente manera: i) los que se encuentran afectados al matching a su valor presente (flujo de fondos según condiciones contractuales, descontados a las tasas de interés dispuestas por el BCRA) o a su valor técnico (importe, actualizado, de corresponder por CER, más intereses devengados según condiciones contractuales), el menor. Ese valor ha sido comparado con el valor teórico (valor contable al 28 de febrero de 2003, neto de la cuenta regularizadora, más, si correspondiera ajuste por CER). Las diferencias de esta comparación se reflejan en una cuenta regularizadora del activo, ii) los préstamos que serán afectados en garantía de adelantos otorgados por el BCRA para la suscripción de los bonos cobertura previstos en el Decreto 905/02 a su valor contable promedio establecido por la Comunicación "A" 3756.

Otros préstamos al sector público, no incluidos en el párrafo anterior, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias aplicándose el CER a

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

partir del 3 de febrero de 2002 y estableciendo tasas máximas según lo dispuesto por Decreto 1579/02, en caso de haberse presentado dichos activos al canje provincial.

Los préstamos al Sector Privado no Financiero, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,00 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias aplicándose el CER y CVS a partir del 3 de febrero de 2002 y estableciéndose tasas máximas de acuerdo al prestatario.

2.6. Otros créditos por intermediación financiera

Los créditos hipotecarios individuales cedidos en fideicomiso pendientes de titulización registrados en el presente rubro se han valuado y pesificado siguiendo el criterio expuesto en el punto 2.3. y 2.5.

El importe registrado en la cuenta "Otros no comprendidos en las normas de clasificación de deudores - Compensación a Recibir del Gobierno Nacional" incluye el equivalente en pesos a su valor técnico del derecho a recibir, de acuerdo con los artículos 28 y 29 del Decreto 905, hasta tanto el BCRA acredite el remanente de los BODEN 2012 en dólares estadounidenses solicitados en cumplimiento de dicha disposición.

El Banco ha efectuado una operación de recompra de sus obligaciones negociables mediante un acuerdo de financiación con DePfa Investment Bank Ltd. Bajo dicho acuerdo se han registrado en el activo los derechos a recibir obligaciones negociables propias a su valor de mercado y en el pasivo la financiación recibida del exterior.

Por otra parte el Banco ha efectuado una operación de total return swap que comprende la adquisición a término de acciones propias. Los derechos sobre dicha adquisición han sido valuados al precio de mercado del subyacente al cierre del presente ejercicio.

Los derechos emergentes de operaciones de Swap de moneda efectuados como cobertura a las obligaciones reestructuradas emitidas en Euros, han sido valuados al tipo de cambio de referencia del dólar estadounidense difundido por el BCRA o en el caso de tratarse de monedas distintas, se convirtieron a dólar estadounidense utilizando los tipos de pase comunicados por la mesa de operaciones del BCRA, vigentes al cierre de las operaciones del último día hábil de los ejercicios finalizados el 31 de diciembre de 2004 y 2003.

Los certificados de participación en fideicomisos financieros se encuentran valuados a su valor patrimonial proporcional.

Los títulos de deuda en fideicomisos financieros se encuentran valuados a su valor nominal, actualizados por CER en los casos que corresponda, más intereses devengados hasta el cierre del ejercicio.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

2.7. Participaciones en otras sociedades

Este rubro comprende las tenencias accionarias que el Banco mantiene en:

- BHN Inmobiliaria Sociedad Anónima, sociedad controlada con actividad no homogénea. Dicha participación se encuentra registrada a su valor patrimonial proporcional al 30 de junio de 2004.

- Otras tenencias accionarias: Mercado Abierto Electrónico Sociedad Anónima, ACH Sociedad Anónima, VR-Tasaciones y Certificaciones Sociedad Anónima, Mortgage.com Inc. y VR-Particulares Sociedad Anónima. Dichas participaciones se encuentran registradas a su valor de costo o valor estimado de recupero, el menor.

2.8. Créditos Diversos

Los BODEN 2012 y Préstamos Garantizados del Gobierno Nacional depositados en garantía, se valúan siguiendo los criterios expuestos en el segundo párrafo del punto 2.4. y segundo párrafo del punto 2.5., respectivamente.

2.9. Bienes de uso y diversos

Estos bienes se encuentran registrados a su valor de costo reexpresados en moneda constante hasta el 28 de febrero de 2003, neto de las depreciaciones acumuladas calculadas por el método de línea recta en función de la vida útil estimada de los bienes. El costo de los bienes incorporados antes del 31 de diciembre de 1994 se encuentran reexpresados en moneda constante de esa fecha, en tanto que los movimientos posteriores a dicha fecha se encuentran valuados a moneda corriente del ejercicio al que corresponden.

El Banco registra en el rubro "Bienes Diversos - Bienes Tomados en Defensa del Crédito", unidades de vivienda ingresadas al patrimonio del Banco en concepto de cancelación de créditos hipotecarios. Los mismos se valúan a su valor de mercado o el valor del crédito neto de previsiones, el menor.

Los valores residuales de los bienes en su conjunto no exceden los valores de utilización económica, excepto por los bienes destinados a la venta, los cuales no superan su valor neto de realización.

2.10. Primas por seguros sobre viviendas, de vida y de desempleo en operaciones de préstamos

La política del Banco es reconocer los ingresos por primas en oportunidad de producirse el devengamiento de la cuota del préstamo respectivo, excepto para aquellos préstamos cuya mora supere los noventa días, en tanto que los cargos por siniestros son imputados a resultados en el ejercicio en que éstos ocurren.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

En los estados contables se refleja una reserva por miles de pesos 12.013 que se expone en el Patrimonio Neto en la columna Reservas de Utilidades - Otras y una reserva por la actividad de seguros por miles de pesos 10.098 y miles de pesos 9.358 al 31 de diciembre de 2004 y 2003, respectivamente, expuesta en el rubro "Previsiones" del Pasivo.

2.11. Bienes intangibles

Corresponde a gastos de organización y desarrollo de sistemas del Banco Hipotecario SA y gastos de organización por constitución y puesta en marcha y software de computación de BHN Sociedad de Inversión SA y BACS Banco de Crédito y Securitización SA. Los mismos han sido reexpresados en moneda constante hasta el 28 de febrero de 2003, y se amortizan sobre base mensual y por el método de línea recta en función de la vida útil asignada.

2.12. Depósitos

Los depósitos se encuentran valuados a su valor de imposición, más ajustes (CER) e intereses devengados en caso de corresponder. La retribución fija de cada operación se devenga en forma exponencial, en tanto que la retribución variable en el caso de los plazos fijos con cláusula CER en "Cuentas de inversión" se devenga aplicando la proporción de retribución pactada a la variación positiva en el precio del activo financiero o índice de activos financieros, operada entre el momento de concertación y el cierre de mes.

Los depósitos, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo a lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias, aplicándose el CER a partir del 3 de febrero de 2002.

2.13. Otras obligaciones por intermediación financiera

Las operaciones vigentes al 31 de diciembre de 2003, originalmente pactadas en moneda extranjera de opciones y futuros liquidadas y/o con acuerdo de liquidación escritos entre las partes con anterioridad a la vigencia de Decreto 992 se encuentran valuadas a los distintos tipos de cambio pactados en la liquidación de cada operación entre las partes. Las restantes operaciones no renegociadas a la fecha de vigencia del citado decreto han sido pesificadas a la relación de cambio $ 1,40 por dólar estadounidense, encontrándose registradas como operaciones a la vista.

Las obligaciones en dólares estadounidenses emergentes de operaciones de Swap de moneda efectuadas como cobertura a las obligaciones reestructuradas emitidas en Euros, han sido valuadas al tipo de cambio de referencia del dólar estadounidense difundido por el BCRA o en el caso de tratarse de monedas distintas, se convirtieron a dólar estadounidense utilizando los tipos de pase comunicados por la mesa de operaciones del BCRA, vigentes al cierre de las operaciones del último día hábil de los ejercicios finalizados el 31 de diciembre de 2004 y 2003.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

2.14. Valuación de opciones

Las primas por opciones de compra lanzadas y tomadas se han devengado linealmente durante el plazo de duración del contrato.

2.15. Previsiones pasivas

El Banco realiza estimaciones sobre contingencias registrándolas en el rubro de Previsiones del Pasivo. Las mismas comprenden diferentes conceptos tales como riesgo de seguro, previsiones por juicios, riesgos no previstos, etc.

2.15. Indemnizaciones por despido

El Banco no constituye previsiones para cubrir el riesgo de las indemnizaciones por despido del personal. Las erogaciones correspondientes a este concepto son cargadas a los resultados del ejercicio en que se producen.

2.16. Impuesto a las ganancias

De acuerdo a lo establecido en el artículo 28 de la Ley 24855, Banco Hipotecario Sociedad Anónima está alcanzado por el impuesto a las ganancias, excepto para todas las operaciones de crédito para la vivienda concretadas con anterioridad al 23 de Octubre de 1997, fecha de inscripción del estatuto en la Inspección General de Justicia.

El Banco reconoce, cuando corresponda, los cargos a resultados y registra una provisión en el pasivo por el impuesto determinado sobre sus operaciones imponibles en el ejercicio fiscal al que correspondan.

2.17. Impuesto a las ganancias mínimas presuntas

No obstante que el impuesto ingresado puede considerarse como un crédito fiscal a cuenta del impuesto a las ganancias por un período de hasta 10 años, el Banco ha imputado dicha erogación a resultados.

2.18. Patrimonio neto

a. Capital social, reservas y ajuste de capital:

Los movimientos y saldos en cuentas del patrimonio neto anteriores al 31 de diciembre de 1994 han sido reexpresados en moneda de esa fecha, siguiendo el método expuesto en el tercer párrafo de la presente nota. Los movimientos posteriores a dicha fecha se encuentran expuestos en moneda corriente del ejercicio al que corresponden. Los saldos de cuentas del Patrimonio Neto al 31 de diciembre de 2004 se encuentran reexpresados hasta el 28 de febrero de 2003. El ajuste derivado de la reexpresión del saldo de "Capital Social" fue imputado a "Ajustes al Patrimonio".

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

b. Resultados:

Se encuentran imputados los resultados devengados en el ejercicio, reexpresados en moneda de cierre, con independencia de que se haya efectivizado su cobro o pago. Los resultados monetarios por exposición a la inflación fueron determinados hasta el 28 de febrero de 2003 según se indica:

b.1) Resultado monetario por intermediación financiera: incluye el resultado por exposición a la inflación originado en activos y pasivos relacionados con el ejercicio de la actividad de intermediación habitual entre la oferta y la demanda de recursos financieros.

b.2) Resultado monetario vinculado con egresos operativos: incluye el resultado por exposición a la inflación originado en activos y pasivos monetarios en pesos, relacionados con gastos de administración.

b.3) Resultado monetario por otras operaciones: Incluye el resultado por exposición a la inflación originado en activos y pasivos que no están relacionados con la intermediación financiera.

c. Ajuste de Resultados de Ejercicios Anteriores :

Con fecha 30 de enero de 2004, por Comunicación "A" 4084, el BCRA dispuso un cambio de criterio en la valuación de los activos al sector público. El efecto generado por la modificación mencionada fue registrado con contrapartida en el rubro ajuste de resultados de ejercicios anteriores, de acuerdo con lo establecido en la Comunicación "A" 4095.

Las modificaciones más significativas se refieren al tratamiento aplicable a los activos entregados en garantía de adelantos otorgados por el BCRA para la suscripción de los bonos previstos en los art. 10, 11 y 12 del Decreto 905/02. A opción de la Entidad estos activos podrán excluirse del tratamiento previsto en la Comunicación "A" 3911, debiendo en ese caso registrarse por el valor admitido a los fines de la constitución de las garantías, en los términos del art. 15 del citado decreto y las Comunicaciones "A" 3717 y 3756 del BCRA.

La norma también contempla para los instrumentos del sector público vencidos e impagos, se registren a partir de enero de 2004 al menor valor que resulte entre el valor contable al 31 de diciembre de 2003 y el de aplicar a su valor nominal, netos de bajas o de su transformación en opciones impositivas en su caso, el menor porcentaje que para los pagarés y bonos emitidos por el Fondo Fiduciario para el Desarrollo Provincial resulte de aplicación del método del valor presente neto.

Se dispuso asimismo, que deberán ajustarse con contrapartida en una cuenta regularizadora, los intereses devengados desde diciembre de 2001, respecto de los instrumentos de deuda elegibles para el acuerdo de reestructuración de deuda soberana.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° I F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

El Banco ha optado por valuar los activos afectados en garantía, por el valor admitido a efectos de la constitución de la garantía. La corrección de los valores contables determinó un incremento de los mismos con contrapartida en ajuste de resultados de ejercicios anteriores por miles de pesos 56.013.

Al 31 de diciembre de 2003 el Banco había activado, en función de las normas a esa fecha conocidas, la diferencia generado por la aplicación del CVS en lugar del CER a determinadas financiaciones por miles de pesos 81.645. A la fecha de los presentes estados contables, dicho activo fue cancelado afectando los resultados de ejercicios anteriores por miles de pesos 51.645, en base al criterio establecido en la Comunicación "A" 4202 del BCRA aplicando por la diferencia previsiones previamente constituidas.

De acuerdo a lo dispuesto por Asamblea de Accionistas de fecha 31 de mayo de 2004, en cuanto a que los honorarios asignados a los Directores integrantes del Comité Ejecutivo en concepto de participación en las ganancias y apreciación accionaria, sean con cargo al ejercicio 2003, se han imputado como ajustes de resultados anteriores miles de pesos 5.176.

La preparación de estados contables requiere por parte del Directorio del Banco la realización de estimaciones que afectan activos y pasivos, resultados del ejercicio y la determinación de activos y pasivos contingentes a la fecha de los mismos. Dado que dichas estimaciones involucran juicios de valor respecto de la probabilidad de ocurrencia de hechos futuros, los resultados reales pueden diferir de los estimados pudiendo ocasionar pérdidas o ganancias que afecten los períodos subsecuentes. Por otra parte se han considerado todas las disposiciones legales y reglamentarias vigentes hasta la fecha de presentación.

La información de los estados contables del ejercicio anterior, que se presenta a fines comparativos, incluye ciertas reclasificaciones y ajustes que contemplan aspectos específicos de exposición a los efectos de presentarla sobre bases uniformes con las del presente ejercicio.

3. DIFERENCIAS ENTRE NORMAS DEL BCRA Y NORMAS CONTABLES PROFESIONALES

Las principales diferencias entre las normas del BCRA y las normas contables profesionales, considerando lo expuesto en la primera parte de la Nota 10 del cuerpo básico, se detallan a continuación:

3.1. Criterios de valuación

a) Compensación a recibir, según artículos 28 y 29 del Decreto 905/02 y títulos en cuentas de inversión

Al 31 de diciembre de 2004 y 2003, el Banco mantiene contabilizado en los rubros "Títulos Públicos - Tenencias en cuentas de inversión", "Otros Créditos por Intermediación Financiera - Otros no comprendidos en las normas de clasificación de deudores" y Créditos Diversos - Otros"

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

los títulos públicos recibidos y a recibir, respectivamente, originados en la compensación establecida por los artículos 28 y 29 del Decreto 905/02.

Adicionalmente, existen BODEN 2012 recibidos como cancelación de préstamos hipotecarios, mantenidos en cuentas de inversión.

De acuerdo con normas contables profesionales, la valuación debería realizarse de acuerdo con los valores de cotización netos de los gastos estimados de venta, imputando las diferencias de cotización a los resultados de cada ejercicio, excepto que exista capacidad e intención de mantener los mismos hasta su vencimiento.

b) Previsiones Sector Público No Financiero

La normativa vigente respecto a previsionamiento emanada del BCRA determina que las acreencias con el Sector Público no se encuentren sujetas a previsiones por riesgo de incobrabilidad. De acuerdo con normas contables profesionales dichas previsiones deben estimarse en función al riesgo de recuperabilidad de los activos.

c) Contabilización del impuesto a las ganancias por el método del impuesto diferido

El Banco determina el impuesto a las ganancias aplicando la tasa vigente sobre la utilidad impositiva estimada, sin considerar el efecto de las diferencias temporarias entre el resultado contable y el impositivo. De acuerdo con las normas contables profesionales, el reconocimiento del impuesto a las ganancias debe efectuarse por el método del impuesto diferido.

d) Préstamos garantizados, títulos públicos y otros similares

Durante el ejercicio finalizado el 31 de diciembre de 2001, y como consecuencia de lo dispuesto por el Decreto Nro. 1387/01, con fecha 6 de noviembre de 2001, la Entidad canjeó al Gobierno Nacional títulos públicos nacionales (clasificados y valuados como "Cuentas de Inversión", según los criterios establecidos por el BCRA), por Préstamos Garantizados Nacionales los cuales al 31 de diciembre de 2003 y 2004 se encuentran registrados en el rubro "Préstamos al Sector Público". Asimismo, y de acuerdo con lo dispuesto por el Decreto 1579/02, la Entidad canjeó al Fondo Fiduciario de Desarrollo Provincial financiaciones a los gobiernos provinciales por Bonos Garantizados Provinciales (BOGAR) los cuales al 31 de diciembre de 2004 y 2003 se exponen en el rubro Títulos Públicos y Privados.

A esas fechas, la entidad valuó ambos activos a su valor presente o su valor técnico, de ambos el menor, de acuerdo con lo dispuesto por la Comunicación "A" 3911 complementarias y modificatorias del BCRA, excepto aquellos afectados en garantía de los adelantos otorgados por el ente rector para la suscripción de los bonos previstos en el Decreto 905/02. Considerando lo dispuesto por la Resolución CD Nro. 290/01 del CPCECABA , al 31 de diciembre de 2004 y 2003

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS

Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

la valuación de éstos activos debería haberse realizado considerando los respectivos valores de cotización al 6 de noviembre de 2001 de los títulos canjeados, los que a partir de dicha fecha se consideran como costo de transacción, de corresponder, mas los correspondientes intereses devengados hasta el cierre de cada periodo a la tasa interna de retorno.

El Banco ha registrado como Ajuste de Resultados de Ejercicios Anteriores la diferencia positiva de reconocer activos del Sector Público a su valor cancelatorio para la adquisición de bonos Cobertura (Decreto PEN 905/02) de acuerdo con los lineamientos de la comunicación "A" 4095. Dicho concepto debe contemplarse como resultado del ejercicio bajo Normas Contables Profesionales en razón de haberse verificado el hecho en el mismo.

e) Compensación CER - CVS

El Banco ha desafectado el importe correspondiente a la compensación por indexación asimétrica afectando los resultados de ejercicios anteriores, en base al criterio establecido en la Comunicación "A" 4202 del BCRA. De acuerdo con las normas contables profesionales debería afectarse el resultado del ejercicio.

f) Valuación a valor patrimonial proporcional

La RT 21 establece para el cálculo del valor patrimonial proporcional, que las fechas de cierre de los ejercicios económicos deben ser coincidentes para la inversora como así también para las emisoras, este criterio difiere de lo dispuesto por el BCRA. Adicionalmente deberá considerarse igual criterio de valuación de acuerdo con normas contables profesionales para todas las subsidiarias.

g) Reexpresión a moneda constante

Los estados contables al 31 de diciembre de 2003 reconocen los efectos de las variaciones en el poder adquisitivo de la moneda hasta el 28 de febrero de 2003, siguiendo el método de reexpresión establecido por la RT N° 6 (modificada por la RT N° 19) de la FACPCE. De acuerdo con lo dispuesto por el Decreto 664/03 del Poder Ejecutivo, la Comunicación "A" 3921 del BCRA y la Resolución 441 de la CNV, el Banco discontinuó la aplicación de dicho método y, por lo tanto, no reconoció contablemente los efectos de las variaciones en el poder adquisitivo de la moneda originados a partir del 1 de marzo de 2003.

De acuerdo con lo dispuesto por la Resolución MD 10 y 41/2003 del CPCECABA, las normas contables profesionales mantuvieron vigente la aplicación de este método hasta los ejercicios cerrados al 31 de diciembre 2003.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

No obstante, dado que la variación del IPIM por el periodo marzo/septiembre de 2003 fue de 2,1% (negativa), los efectos de no haber reconocido dichas variaciones no han sido significativos en relación con los presentes estados contables.

3.2. Aspectos de exposición

a) Estado de origen y aplicación de fondos, Resultado por acción y Segmento de negocio

El criterio establecido por la RT 19, para la exposición de estos conceptos, difiere de lo que se establece la CONAU 1 del BCRA.

4. BIENES DE DISPONIBILIDAD RESTRINGIDA DE SOCIEDADES VINCULADAS

Al 30 de septiembre de 2004, BHN Sociedad de Inversión Sociedad Anónima no cuenta con bienes de disponibilidad restringida.

BACS Banco de Crédito y Securitización SA esta alcanzado por las disposiciones del Decreto 905/02 que dispuso que el BCRA otorgará financiación a las entidades financieras para la suscripción de Bonos del Estado Nacional (BODEN 2012 en dólares estadounidenses) destinados a cubrir la posición neta negativa en moneda extranjera, requiriendo al efecto activos en garantía sobre dicha financiación. A la fecha de los presentes estados contables, no se han individualizado los activos que el banco ofrecerá al Ente Rector.

Como consecuencia de la línea de financiamiento con International Finance Corporation (IFC), BACS Banco de Crédito y Securitización SA mantiene afectados en garantía los certificados de participación del Fideicomiso Financiero BACS II y del fideicomiso BACS Funding I Mortgage Trust.

5. MORTGAGE SYSTEMS INTERNATIONAL LLC ("MSI")

Atento a la participación accionaria que posee BHN Sociedad de Inversión SA en Mortgage Systems International LLC ("MSI"), y en razón de los inconvenientes que pueden derivarse de seguir manteniendo una participación accionaria mayor al 12,5% en una sociedad que actualmente no presta servicios complementarios a la actividad específica del Banco, el Directorio resolvió mediante acta N° 135 del 3 de diciembre de 2003, que: i) se refleje adecuadamente la situación emergente de la tenencia accionaria en MSI en nota a los estados contables consolidados; ii) se considere el exceso de la participación que en el capital accionario de MSI posee BHN Sociedad de Inversión SA, como mayor exigencia en la determinación del capital mínimo consolidado según lo establecen las normas aplicables; y, iii) se realicen las presentaciones que correspondan ante el BCRA proponiendo el debido encuadramiento.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL

Correspondiente al ejercicio económico finalizado el 31/12/2004
Comparativo con el ejercicio anterior
En miles de pesos

ACTIVO

	2004	2003
A Disponibilidades	**316,423**	**379,002**
Efectivo	43,039	30,892
Bancos y corresponsales	139,429	239,969
Otras (Nota 10.2.)	133,955	108,141
B Títulos Públicos y Privados (Anexo A y Nota 10.4.)	**816,200**	**1,358,173**
Tenencias en cuentas de inversión	262,876	906,791
Tenencias para operaciones de compra-venta o intermediación	115,101	24,341
Títulos públicos sin cotización	234,704	234,401
Inversiones en títulos privados con cotización	49,233	7,708
Instrumentos emitidos por el BCRA	154,286	184,932
C Préstamos (Anexos B, C y D y Notas 10.3., 10.5.)	**2,527,677**	**2,393,243**
Al sector público no financiero	843,774	777,193
Al sector financiero	84,333	1,467
Al sector privado no financiero y residentes en el exterior	1,886,712	2,034,191
Adelantos	145,690	105,370
Hipotecarios	1,643,093	1,851,706
Prendarios	2,235	-
Personales	19,712	3,029
Tarjetas de crédito	3,655	-
Cobros no aplicados	(11,949)	(14,153)
Otros	60,429	50,858
Intereses y diferencias de cotización devengados a cobrar	23,847	37,381
Previsiones (Anexo J y Notas 12 y 13)	(287,142)	(419,608)
D Otros créditos por intermediación financiera (Anexos B, C y D y Notas 10.3. y 10.6.)	**4,512,195**	**3,197,702**
Banco Central de la República Argentina	2,132	8,429
Montos a cobrar por ventas contado a liquidar y a término	12,528	-
Especies a recibir por compras contado a liquidar y a término	1,140,680	-
Otros no comprendidos en las normas de clasificación de deudores (Nota 16)	3,051,965	2,785,495
Otros comprendidos en las normas de clasificación de deudores (Notas 16 y 17)	337,752	408,896
Intereses deveng. a cobrar comprendidos en las normas de clasif. de deudores (Nota 17)	14,396	25,011
Previsiones (Anexo J)	(47,258)	(30,129)

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Contadora Pública (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 176 Folio 82

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL

Correspondiente al ejercicio económico finalizado el 31/12/2004
Comparativo con el ejercicio anterior
En miles de pesos

		2004	2003
F	**Participaciones en otras sociedades (Anexo E y Notas 10.7. y 32)**	119,351	114,894
	En entidades financieras	73,670	74,198
	Otras	45,681	40,696
G	**Créditos diversos (Nota 10.8.)**	623,161	335,072
	Otros (Nota 18)	649,320	354,807
	Otros intereses devengados a cobrar	1,698	1,698
	Previsiones (Anexo J)	(27,857)	(21,433)
H	**Bienes de uso (Anexo F y Nota 10.9.)**	89,409	95,607
I	**Bienes diversos (Anexo F y Nota 10.9.)**	23,797	31,194
J	**Bienes intangibles (Anexo G y Nota 10.11.)**	6,263	1,969
	Gastos de organización y desarrollo	6,263	1,969
K	**Partidas pendientes de imputación**	2,606	5,253
	TOTAL DE ACTIVO	9,037,082	7,912,109

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Mirta S. Maletta
Contadora Pública (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 176 Folio 82

BANCO HIPOTECARIO

ESTADO DE SITUACION PATRIMONIAL

Correspondiente al ejercicio económico finalizado el 31/12/2004
Comparativo con el ejercicio anterior
En miles de pesos

		2004	2003
	PASIVO		
L	**Depósitos (Anexos H e I y Notas 10.3.,10.12. y 31)**	236,392	132,625
	Sector Público no Financiero	20,006	18,405
	Sector Financiero	4,389	4,241
	Sector Privado no Financiero y Residentes en el exterior	211,997	109,979
	Cuentas corrientes	17,473	23,450
	Cajas de Ahorro	73,875	33,693
	Cuentas de inversión	34,550	-
	Plazo Fijo	80,260	16,892
	Otros	4,945	25,532
	Intereses y diferencias de cotización devengados a pagar	894	10,412
M	**Otras obligaciones por intermediación financiera (Anexo I y Notas 10.3.,10.13. y 10.14.)**	6,512,749	5,757,125
	Banco Central de la República Argentina	2,198,115	2,074,683
	Otros	2,198,115	2,074,683
	Bancos y Organismos internacionales	490,848	259,465
	Obligaciones negociables no subordinadas (Nota 19)	2,717,257	2,650,939
	Montos a pagar por compras contado a liquidar y a término	976,854	-
	Especies a entregar por ventas contado a liquidar y a término	13,543	-
	Primas por opciones lanzadas	3,452	2,820
	Financiaciones recibidas de entidades financieras locales	-	214,174
	Otras (Nota 22)	51,310	361,973
	Intereses y diferencias de cotización devengados a pagar	61,370	193,071
N	**Obligaciones Diversas**	47,312	53,966
	Honorarios	5,817	3,833
	Otras (Nota 23)	41,495	50,133
O	**Previsiones (Anexo J y Notas 10.10., 10.15. y 24.)**	275,781	287,279
Q	**Partidas pendientes de imputación**	5,688	289
	TOTAL DE PASIVO	7,077,922	6,231,284
	PATRIMONIO NETO (según estado respectivo) (Nota 10.19.)	1,959,160	1,680,825
	TOTAL DE PASIVO MAS PATRIMONIO NETO	9,037,082	7,912,109

Las notas y anexos son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Contadora Pública (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 176 Folio 82

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

BANCO HIPOTECARIO

ESTADO DE RESULTADOS

Correspondiente al ejercicio económico finalizado el 31/12/2004
Comparativo con el ejercicio anterior
En miles de pesos

		2004	2003
A	**Ingresos Financieros**	707,880	929,983
	Intereses por disponibilidades	595	573
	Intereses por préstamos al sector financiero	748	-
	Intereses por adelantos	5,145	8,723
	Intereses por documentos	8	-
	Intereses por préstamos hipotecarios	161,603	193,752
	Intereses por préstamos prendarios	71	-
	Intereses por préstamos de tarjetas de crédito	23	-
	Intereses por otros préstamos	11,133	9,461
	Intereses por otros créditos por intermediación financiera	28,541	54,300
	Resultado reestructuración obligaciones negociables	-	231,998
	Resultado neto de títulos públicos y privados	117,844	-
	Resultado por préstamos garantizados - Decreto 1387/01	32,779	45,602
	Ajuste por cláusula CER	69,043	34,025
	Ajuste por cláusula CVS	62,104	73,886
	Resultado reestructuración préstamos financieros	-	254,404
	Otros (Nota 25)	218,243	23,259
B	**Egresos Financieros**	296,442	589,266
	Intereses por depósitos en cuentas corrientes	173	95
	Intereses por depósitos en cajas de ahorro	1,406	386
	Intereses por depósitos a plazo fijo	1,431	1,193
	Intereses por financiaciones del sector financiero	5,169	10,838
	Intereses por otras obligaciones por intermediación financiera	106,626	142,672
	Otros intereses	48,787	49,773
	Resultado neto por opciones	8,234	172
	Resultado neto de títulos públicos y privados	-	62,344
	Ajuste por cláusula CER	108,969	69,569
	Otros (Nota 25)	15,647	252,224
	MARGEN BRUTO DE INTERMEDIACION	411,438	340,717
C	**Cargo por incobrabilidad**	17,130	33,289
D	**Ingresos por servicios**	67,433	73,413
	Vinculados con operaciones activas	134	-
	Vinculados con operaciones pasivas	3,005	3,022
	Otros (Nota 26)	64,294	70,391
E	**Egresos por servicios**	26,939	30,988
	Comisiones	10,388	18,981
	Otros (Nota 27)	16,551	12,007
F	**Resultado monetario por intermediación financiera**	-	(9,314)

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Mirta S. Maletta
Contadora Pública (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 176 Folio 82

BANCO HIPOTECARIO

ESTADO DE RESULTADOS

Correspondiente al ejercicio económico finalizado el 31/12/2004
Comparativo con el ejercicio anterior
En miles de pesos

		2004	2003
G	**Gastos de Administración**	105,335	101,708
	Gastos en personal	57,765	55,018
	Honorarios a directores y síndicos	2,029	1,925
	Otros honorarios	6,157	5,123
	Propaganda y publicidad	4,644	1,454
	Impuestos	9,978	7,781
	Otros gastos operativos (Nota 28)	21,841	27,684
	Otros	2,921	2,723
H	**Resultado monetario por egresos operativos**	-	41
	RESULTADO NETO POR INTERMEDIACION FINANCIERA	329,467	238,872
I	**Utilidades diversas**	100,501	264,634
	Resultado por participaciones permanentes	10,713	-
	Intereses punitorios	9,430	15,026
	Créditos recuperados y previsiones desafectadas	53,019	53,130
	Otros (Nota 29)	27,339	196,478
J	**Pérdidas diversas**	150,825	248,328
	Resultado por participaciones permanentes	-	10
	Intereses punitorios y cargos a favor del BCRA	30	74
	Cargo por incob. de créditos diversos y otras previsiones	103,567	204,968
	Otros (Nota 30)	47,228	43,276
K	**Resultado monetario por otras operaciones**	-	24
	RESULTADO NETO ANTES DEL IMPUESTO A LAS GANANCIAS	279,143	255,202
	RESULTADO NETO DEL EJERCICIO - GANANCIA	279,143	255,202

Las notas y anexos son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Contadora Pública (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 176 Folio 82

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ESTADO DE EVOLUCION DEL PATRIMONIO NETO

Correspondiente al ejercicio económico finalizado el 31/12/2004
Comparativo con el ejercicio anterior
En miles de pesos

Movimientos	Capital Social	Aportes no Capitalizados		Ajustes al Patrimonio	Reserva de Utilidades		Resultados no asignados	Total del ejercicio 31/12/2004	Total del ejercicio 31/12/2003
		Primas de emisión de acciones	Aportes Irrevocables p/futuros aumentos de capital		Legal	Otras			
1. Saldos al comienzo del ejercicio	1,500,000	-	1	1,797,623	1,022,078	169,608	(2,808,485)	1,680,825	1,425,623
2. Ajuste de resultados de ejercicios anteriores (Nota 41)							(808)	(808)	-
3. Subtotal	1,500,000	-	1	1,797,623	1,022,078	169,608	(2,809,293)	1,680,017	1,425,623
4. Resultado neto del ejercicio							279,143	279,143	255,202
5. Saldos al cierre del ejercicio	**1,500,000**	**-**	**1**	**1,797,623**	**1,022,078**	**169,608**	**(2,530,150)**	**1,959,160**	**1,680,825**

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Contadora Pública (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 176 Folio 82

BANCO HIPOTECARIO

CUENTAS DE ORDEN

Correspondiente al ejercicio económico finalizado el 31/12/2004
Comparativo con el ejercicio anterior
En miles de pesos

	2004	2003
DEUDORAS	11,969,691	10,500,824
Contingentes	8,425,700	7,435,011
Garantías recibidas	1,688,851	1,969,694
Otras no comp. en las normas de clasif. de deudores	4,072,410	3,131,604
Cuentas contingentes deudoras por contra	2,664,439	2,333,713
De control	3,526,619	3,055,738
Créditos clasificados irrecuperables	921,208	788,484
Otras	2,578,917	2,267,172
Cuentas de control deudoras por contra	26,494	82
De derivados	17,372	10,075
Cuentas de derivados deudoras por contra	17,372	10,075
ACREEDORAS	11,969,691	10,500,824
Contingentes	8,425,700	7,435,011
Créditos acordados (saldos no utilizados) comp. en las normas de clasif. de deudores (Anexos B, C y D)	9,468	932
Garantías otorgadas al BCRA	911,197	491,205
Otras garantías no comp. en las normas de clasif. de deudores	569,707	-
Cuentas contingentes acreedoras por contra	6,935,328	6,942,874
De control	3,526,619	3,055,738
Valores por acreditar	28,319	1
Cuentas de control acreedoras por contra	3,498,300	3,055,737
De Derivados	17,372	10,075
Valor "nocional" de opciones por compra lanzadas	17,372	10,075

Las notas y anexos son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Contadora Pública (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 176 Folio 82

BANCO HIPOTECARIO

ESTADO DE ORIGEN Y APLICACION DE FONDOS

Correspondiente al ejercicio económico finalizado el 31/12/2004
Comparativo con el ejercicio anterior
En miles de pesos

	2004	2003
Variación de fondos		
Disponibilidades al inicio del ejercicio	379,002	105,973
Aumento (disminución) de los fondos	(62,579)	273,029
Disponibilidades al cierre del periodo	316,423	379,002
Causas de variación de los fondos en moneda homogénea		
Más:		
Ingresos financieros cobrados	670,763	410,906
Ingresos por servicios cobrados	67,433	76,576
Menos:		
Egresos financieros pagados	437,742	29,963
Egresos por servicios pagados	26,939	30,988
Gastos de administración pagados	97,991	83,328
Fondos originados en las operaciones ordinarias	175,524	343,203
Otras causas de origen de fondos	409,283	399,330
Aumento neto de depósitos	113,285	412
Aumento neto de otros pasivos	-	39,639
Disminución neta de titulos Publicos y privados	-	49,782
Disminución neta de préstamos	-	271,703
Disminución neta de Otros Creditos por Intermediación financiera	-	37,794
Disminución neta de otros activos	295,998	-
Otros origenes de fondos	-	-
Total de orígenes de fondos	584,807	742,533
Otras causas de aplicación de fondos	647,386	468,626
Aumento neto de titulos Publicos y privados	14,607	-
Aumento neto de préstamos	74,375	-
Aumento neto de otros créditos por intermediación financiera	167,556	-
Aumento neto de otros activos	-	290,547
Disminución neta de depósitos	-	-
Disminución neta de otras obligaciones por intermediación financiera	366,474	134,093
Disminución neta de otros pasivos	12,753	-
Otras aplicaciones de fondos	11,621	43,986
Total de aplicaciones de fondos	647,386	468,626
Resultado Monetario generado por disponibilidades	-	878
Aumento (disminución) de los fondos	(62,579)	273,029

Las notas y anexos son parte integrante de los presentes estados contables.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Contadora Pública (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 176 Folio 82

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

BANCO HIPOTECARIO

ANEXO [A]

DETALLE DE TITULOS PUBLICOS Y PRIVADOS

Correspondiente al ejercicio económico finalizado el 31/12/2004
Comparativo con el ejercicio anterior
En miles de pesos

Denominación	Identificación	Tenencia			Posición sin opciones	Opciones	Posición final
		Valor de mercado	Saldo según libros 31/12/2004	Saldo según libros 31/12/2003			
TITULOS PUBLICOS CON COTIZACION							
- Tenencias en cuentas de inversión							
Del País		220,938	262,876	906,791	262,876	-	262,876
En moneda extranjera		220,938	262,876	906,791	262,876	-	262,876
Boden 2012 - Bono Compensación	ARR6123=BA	220,938	262,876	807,205	262,876	-	262,876
Boden 2012 - Cancelación prestamos		-	-	99,586	-	-	-
Subtotal en cuentas de inversión		220,938	262,876	906,791	262,876	-	262,876
- Tenencias para operaciones de compra-venta o intermediación							
Del País		115,101	115,101	24,341	115,101	-	115,101
En pesos		115,101	115,101	24,341	115,101	-	115,101
Bonos del Gobierno Nacional en pesos 2 % - 2007	BODEN 2007	31,007	31,007	12,149	31,007	-	31,007
Bonos del Gobierno Nacional en pesos 2 % - 2008	BODEN 2008	38,152	38,152	10,100	38,152	-	38,152
Bocon Consolidación 4a serie - 2%	PRO 12	16,000	16,000	-	16,000	-	16,000
Bono Garantizado	BOGAR 2018	2,285	2,285	-	2,285	-	2,285
Bocon Proveedores Dólar 4° Serie	PRE VIII	27,657	27,657	2,092	27657	-	27,657
Subtotal en compra-venta o intermediación		115,101	115,101	24,341	115,101	-	115,101
TOTAL DE TITULOS PUBLICOS CON COTIZACION		336,039	377,977	931,132	377,977	-	377,977

Guillermo C. Martínez
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Contadora Pública (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 178 Folio 82

DETALLE DE TITULOS PUBLICOS Y PRIVADOS
Correspondiente al ejercicio económico finalizado el 31/12/2004
Comparativo con el ejercicio anterior
En miles de pesos

Denominación	Identificación	Tenencia: Valor de mercado	Tenencia: Saldo según libros 31/12/2004	Tenencia: Saldo según libros 31/12/2003	Posición sin opciones	Opciones	Posición final
TITULOS PUBLICOS SIN COTIZACION							
Del País		-	234,704	234,401	234,704	-	234,704
En pesos		-	200,252	187,338	200,252	-	200,252
Bonos Garantizados del Gobierno Nacional	BOGAR		197,217	160,993	197,217	-	197,217
Bonos del Gobierno Nacional	ARB6A2FC3=BA	-	-	19,564	-	-	-
Certificado de crédito fiscal		-	-	3,622	-	-	-
Bonos del Tesoro mediano plazo 11.25% -2004	ARTY04FD3=ME	-	126	-	126	-	126
Bonos del Tesoro mediano plazo 8.755% -2002	ARTY02FD3=ME	-	270	276	270	-	270
Bocon Proveedores Dólar 2a. Serie	PRO IV	-	440	421	440	-	440
Bocon Proveedores Pesos 3a. Serie	PRO V	-	376	392	376	-	376
Bocon Proveedores Pesos 5a. Serie	PRO IX	-	334	296	334	-	334
Otros títulos públicos		-	1,489	1,774	1,489	-	1,489
En moneda extranjera		-	34,452	47,063	34,452	-	34,452
Letras Externas de la República Argentina		-	34,452	33,980	34,452	-	34,452
BODEN 2012		-	-	13,083	-	-	-
TOTAL DE TITULOS PUBLICOS SIN COTIZACION		-	234,704	234,401	234,704	-	234,704
INVERSIONES EN TITULOS PRIVADOS CON COTIZACION							
- Otros representativos de capital							
Del País		49,233	49,233	7,708	49,233	-	49,233
En pesos		49,233	49,233	7,708	49,233	-	49,233
Banco Hipotecario "D" Escritural	ARBHIPO 10161	-	-	6,888	-	-	-
Banco Hipotecario - Opciones.	ARBHI 10100194	-	-	30	-	-	-
CHA 1ra. Serie 2004		521	521	-	521	-	521
CHA 2a Serie 2004		2,763	2,763	-	2,763	-	2,763
Red Mutual		2,246	2,246	-	2,246	-	2,246
Aluar S.A.		2,096	2,096	-	2,096	-	2,096
Bansud S.A.		8,856	8,856	-	8,856	-	8,856
Siderar. S.A.		4,987	4,987	-	4,987	-	4,987
Obligaciones Negociables Bco. Galicia 2010		13,145	13,145	-	13,145	-	13,145
Hidroeléctrica Piedra del Aguila clase C - 31/12/2013		5,071	5,071	-	5,071	-	5,071
Hidroeléctrica Piedra del Aguila clase D - 31/12/2013		633	633	-	633	-	633
Telecom S.A.		6,879	6,879	-	6,879	-	6,879
Transportadora Gas del Sur		1,906	1,906	-	1,906	-	1,906
Título de Deuda Fid. Tarjeta Shopping - 5ta. Serie		130	130	790	130	-	130
TOTAL DE INVERSIONES EN TITULOS PRIVADOS CON COTIZACION		49,233	49,233	7,708	49,233	-	49,233
INSTRUMENTOS EMITIDOS POR EL BCRA							
- Instrumentos emitidos por B.C.R.A.		154,286	154,286	184,932	154,286	-	154,286
Letras del Banco Central Republica Argentiena	ARVEY43=BA	144,355	144,355	184,932	144,355	-	144,355
Letras del B.C.R.A. por operaciones de pase		9,931	9,931	-	9,931	-	9,931
TOTAL DE INSTRUMENTOS EMITIDOS POR EL BCRA		154,286	154,286	184,932	154,286	-	154,286
TOTAL		[illegible]	816,200	1,358,173	816,200	-	816,200

Véase nuestro informe de fecha 9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)

Guillermo C. Martínez
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Contadora Pública (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 176 Folio 82

BANCO HIPOTECARIO

ANEXO (B)

CLASIFICACION DE LAS FINANCIACIONES POR SITUACION Y GARANTIAS RECIBIDAS

Correspondiente al ejercicio económico finalizado el 31/12/2004
Comparativo con el ejercicio anterior
En miles de pesos

CARTERA COMERCIAL	2004	2003
En situación normal	1,219,422	1,036,119
Con garantías y contragarantías preferidas "B"	659	1,007
Sin garantías ni contragarantías preferidas	1,218,763	1,035,112
Con seguimiento especial	1,040	1,610
Con garantías y contragarantías preferidas "B"	1,037	1,610
Sin garantías ni contragarantías preferidas	3	
Con alto riesgo de insolvencia	1,212	1,640
Con garantías y contragarantías preferidas "B"	-	428
Sin garantías ni contragarantías preferidas	1,212	1,212
Irrecuperable	3,396	12,579
Con garantías y contragarantías preferidas "B"	153	-
Sin garantías ni contragarantías preferidas	3,243	12,579
Irrecuperable por disposición técnica	1,019	1,017
Con garantías y contragarantías preferidas "B"	-	-
Sin garantías ni contragarantías preferidas	1,019	1,017
TOTAL CARTERA COMERCIAL	1,226,089	1,052,965

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Contadora Pública (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 176 Folio 82

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión
Fiscalizadora

BANCO HIPOTECARIO

ANEXO (B)

Continuación

CLASIFICACION DE LAS FINANCIACIONES POR SITUACION Y GARANTIAS RECIBIDAS

Correspondiente al ejercicio económico finalizado el 31/12/2004
Comparativo con el ejercicio anterior
En miles de pesos

CARTERA DE CONSUMO Y VIVIENDA	2004	2003
Cumplimiento normal	1,489,566	1,605,024
Con garantías y contragarantías preferidas "B"	1,376,632	1,518,452
Sin garantías ni contragarantías preferidas	112,934	86,572
Cumplimiento inadecuado	103,167	159,417
Con garantías y contragarantías preferidas "B"	96,529	150,294
Sin garantías ni contragarantías preferidas	6,638	9,123
Cumplimiento deficiente	59,212	85,163
Con garantías y contragarantías preferidas "B"	54,057	80,397
Sin garantías ni contragarantías preferidas	5,155	4,766
De difícil recuperación	85,851	98,750
Con garantías y contragarantías preferidas "B"	71,757	88,280
Sin garantías ni contragarantías preferidas	14,094	10,470
Irrecuperable	173,678	221,734
Con garantías y contragarantías preferidas "B"	56,825	109,975
Sin garantías ni contragarantías preferidas	116,853	111,759
Irrercuperable por disposición Técnica	38,872	24,637
Con garantías y contragarantías preferidas "B"	31,202	19,251
Sin garantías ni contragarantías preferidas	7,670	5,386
TOTAL CARTERA DE CONSUMO Y VIVIENDA	1,950,346	2,194,725
TOTAL GENERAL	3,176,435	3,247,690

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Contadora Pública (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 176 Folio 82

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

CONCENTRACION DE LAS FINANCIACIONES
Correspondiente al ejercicio económico finalizado el 31/12/2004
Comparativo con el ejercicio anterior
En miles de pesos

Número de clientes	FINANCIACIONES			
	2004		2003	
	Saldo de deuda	% sobre cartera total	Monto	% sobre cartera total
10 mayores clientes	1,102,779	34.72%	974,996	30.02%
50 siguientes mayores clientes	125,237	3.94%	89,608	2.76%
100 siguientes mayores clientes	19,398	0.61%	19,215	0.59%
Resto de clientes	1,929,021	60.73%	2,163,871	66.63%
Total	3,176,435	100%	3,247,690	100%

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Contadora Pública (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 176 Folio 82

APERTURA POR PLAZOS DE LAS FINANCIACIONES

Correspondiente al ejercicio económico finalizado el 31/12/2004

En miles de pesos

Concepto	Cartera vencida	Plazos que restan para su vencimiento						
		1 mes	3 meses	6 meses	12 meses	24 meses	más de 24 meses	Total
Sector público no financiero	7,036	3,914	8,709	14,776	15,374	32,035	761,930	843,774
Sector financiero	-	64,913	19,420	-	-	-	-	84,333
Sector privado no financiero y residentes en el exterior	45,769	274,705	71,704	41,578	79,117	157,231	1,578,224	2,248,328
Total	52,805	343,532	99,833	56,354	94,491	189,266	2,340,154	3,176,435

Véase nuestro informe de fecha 9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Contadora Pública (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 176 Folio 82

DETALLE DE PARTICIPACIONES EN OTRAS SOCIEDADES

Correspondiente al ejercicio económico finalizado el 31/12/2004
Comparativo con el ejercicio anterior

En miles de pesos

Concepto		Acciones y/o cuotas partes						Información sobre el emisor				
									Datos del último estado contable			
	Denominación	Clase	Valor nominal unitario	Votos por acción	Cantidad	Importe al 31/12/2004	Importe al 31/12/2003	Actividad principal	Fecha de cierre del período/ejercicio	Capital Social	Patrimonio neto	Resultado del período/ejercicio
	- **En Entidades Financieras, actividades complementarias y autorizadas**											
	Controladas - del país											
	- BACS Banco de Crédito y Securitización S.A.	ordinarias	1	1	43,750,000	73,670	74,198	Bancaria	31/12/2004	62,500	105,242	8,182
	- BHN Sociedad de Inversión S.A.	ordinarias	1	1	17,999,920	42,472	37,921	Inversión	30/09/2004	18,000	42,475	3,167
(*)	- V.R.Tasaciones y Certificaciones S.A.	ordinarias	1	1	200,000	-	-	Tasaciones y certificaciones	31/12/2000	200	s/d	s/d
	Subtotal controladas - del país					116,142	112,119					
	- **En Otras Sociedades**											
	Controladas - del país											
	- BHN Inmobiliaria S.A.	ordinarias	1	1	1,899,880	3,198	2,764	Intermed. oper. Inmobiliarias	30/06/2004	1,900	3,199	186
	Subtotal controladas - del país					3,198	2,764					
	No controladas - del país											
(*)	- BHN Vida S.A.	ordinarias	1	1	120	-	-	Aseguradora	30/09/2004	5,112	6,641	1,029
(*)	- BHN Seguros Generales S.A.	ordinarias	1	1	120	-	-	Aseguradora	30/09/2004	5,112	7,435	1,090
(*)	- BHN Seguros de Crédito Hipotecario S.A.	ordinarias	1	1	120	-	-	Aseguradora	30/06/2004	12	106	-
	- Mercado Abierto Electrónico S.A.	ordinarias	1,200	1	1	4	4	Merc. abierto de valores mob.	30/09/2003	1,361	4,092	1,886
	- ACH S.A.	ordinarias	1	1	2,500	7	7	Comp. elect. de medios de pago	31/12/2001	250	1,835	384
(*)	- V.R. Particulares S.A.	ordinarias	1	1	15,000	-	-	Administración de consorcios	31/12/2000	120	s/d	s/d
	Subtotal no controladas - del país					11	11					
	Total de participaciones en otras sociedades					119,351	114,894					

(*) VALOR DE PARTICIPACIÓN EN PESOS

- BHN Vida S.A.	120
- BHN Seguros Generales S.A.	120
- BHN Seguros de Crédito Hipotecario S.A.	120
- V.R. Tasaciones y Certificaciones S.A.	1
- V.R. Particulares S.A.	1

Guillermo C. Martínez
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Contadora Pública (U.B.A)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 176 Folio 82

MOVIMIENTO DE BIENES DE USO Y BIENES DIVERSOS

Correspondiente al ejercicio económico finalizado el 31/12/2004
Comparativo con el ejercicio anterior
En miles de pesos

Concepto	Valor residual al inicio del ejercicio	Incorpora-ciones	Transferen-cias	Bajas	Pérdidas por desvaloriza-ción	Depreciaciones del ejercicio		Valor residual al cierre del ejercicio 31/12/2004	Valor residual al cierre del ejercicio 31/12/2003
						Años de vida útil asignados	Importe		
BIENES DE USO									
- Inmuebles	84,908		(2,120)			50	1,805	80,983	84,908
- Mobiliário e Instalaciones	6,378	170				10	1,721	4,827	6,378
- Maquinas y equipos	1,566	228				5	696	1,098	1,566
- Equipos de computación	2,562	1,961				3	2,179	2,344	2,562
- Diversos	193	46				5	82	157	193
Total	95,607	2,405	(2,120)	-	-		6,483	89,409	95,607
BIENES DIVERSOS									
- Obras en Curso	-	6,185					-	6,185	-
- Obras de Arte y Piezas de Colección	195						-	195	195
- Bienes dados en alquiler	5,808			23		50	137	5,648	5,808
- Bienes tomados en defensa del crédito	-	5,882		3,171			42	2,669	-
- Otros bienes diversos	25,191		2,120	17,846		50	365	9,100	25,191
Total	31,194	12,067	2,120	21,040	-		544	23,797	31,194

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha 9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Contadora Pública (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 176 Folio 82

BANCO HIPOTECARIO

ANEXO (G)

DETALLE DE BIENES INTANGIBLES

Correspondiente al ejercicio económico finalizado el 31/12/2004
Comparativo con el ejercicio anterior
En miles de pesos

Concepto	Valor residual al inicio del ejercicio	Incorpora-ciones	Transferen-cias	Bajas	Pérdidas por desvalori-zación	Amortizaciones del ejercicio		Valor residual al cierre del ejercicio 31/12/2004	Valor residual al cierre del ejercicio 31/12/2003
						Años de vida útil asignados	Importe		
Gastos de organización y desarrollo	1,969	5,156	-	-	-	3	862	6,263	1,969
Total	1,969	5,156	-	-	-		862	6,263	1,969

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Contadora Pública (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 176 Folio 82

BANCO HIPOTECARIO

ANEXO (H)

CONCENTRACION DE LOS DEPOSITOS

Correspondiente al ejercicio económico finalizado el 31/12/2004
Comparativo con el ejercicio anterior
En miles de pesos

Número de clientes	2004		2003	
	Saldo de Deuda	% sobre cartera total	Saldo de Deuda	% sobre cartera total
10 mayores clientes	71,864	30.40%	64,838	48.89%
50 siguientes mayores clientes	36,527	15.45%	7,575	5.71%
100 siguientes mayores clientes	14,930	6.32%	5,618	4.24%
Resto de clientes	113,071	47.83%	54,594	41.16%
Total	236,392	100%	132,625	100%

Véase nuestro informe de fecha
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PRICE WATERHOUSE & Co. S.R.L.

(Socio)

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Contadora Pública (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 176 Folio 82

BANCO HIPOTECARIO

ANEXO (I)

APERTURA POR PLAZOS DE LOS DEPOSITOS, OTRAS OBLIGACIONES POR INTERMEDIACION FINANCIERA Y OBLIGACIONES NEGOCIABLES SUBORDINADAS

Correspondiente al ejercicio económico finalizado el 31/12/2004

En miles de pesos

Concepto	Plazos que restan para su vencimiento						
	1 mes (*)	3 meses (*)	6 meses (*)	12 meses (*)	24 meses (*)	más de 24 meses (*)	Total
Depósitos	198,303	33,371	4,623	95	-	-	236,392
- Depósito a Plazo Fijo	45,722	33,371	4,623	95	-	-	83,811
- Cuenta de Inversión	34,725	-		-			34,725
- Cajas de Ahorro	79,344	-	-	-	-	-	79,344
- Cuentas Corrientes	21,494	-	-	-	-	-	21,494
- Otros Depósitos	17,018	-	-	-	-	-	17,018
Otras obligaciones por intermediación financiera (OOIF)	239,647	14,696	25,717	260,963	142,200	4,835,677	5,518,900
- Banco Central de la República Argentina							
Otros	2,910	3,729	17,938	15,376	30,434	2,128,561	2,198,948
- Bancos y organismos internacionales							
Facilidades Corto Plazo en Dólares	-	5,097	-	193,297	59,476	-	257,870
Facilidades Garantizadas en dólares	-	2,709	-	24,254	24,254	97,019	148,236
Facilidades Largo Plazo - Tasa Flotante	-		56		-	17,902	17,958
Facilidades Largo Plazo - Tasa Fija	-	-	249		-	74,645	74,894
- Obligaciones negociables no subordinadas							
EMTN Serie III	2,639	-	-	-	-	-	2,639
GMTN Serie I	46,123	-	-	-	-	-	46,123
GMTN Serie IV	2,144	-	-	-	-	-	2,144
GMTN Serie VI	2,834	-	-	-	-	-	2,834
GMTN Serie XVI	42,029	-	-	-	-	-	42,029
GMTN Serie XVII	3,967	-	-	-	-	-	3,967
GMTN Serie XXII	998	-	-	-	-	-	998
GMTN Serie XXIII	31,723	-	-	-	-	-	31,723
GMTN Serie XXIV	23,874	-	-	-	-	-	23,874
GMTN Serie XXV	29,096	-	-	-	-	-	29,096
Bono Garantizado en dólares	-	3,161	-	28,036	28,036	112,141	171,374
Bono Largo Plazo en dólares	-	-	4,007	-	-	1,294,138	1,298,145
Bono Largo Plazo en euros	-	-	3,467	-	-	1,111,271	1,114,738
- Otros							
Otros	51,310	-	-	-	-	-	51,310
Total	437,950	48,067	30,340	261,058	142,200	4,835,677	5,755,292

(*) La exposición de los presentes importes se efectúan de acuerdo con cláusulas contractuales.

Guillermo C. Martínez
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Contadora Pública (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 176 Folio 82

BANCO HIPOTECARIO

ANEXO (J)

MOVIMIENTO DE PREVISIONES

Correspondiente al ejercicio económico finalizado el 31/12/2004
Comparativo con el ejercicio anterior
En miles de pesos

Detalle	Saldos al comienzo del ejercicio	Aumentos en moneda homogénea	Disminuciones en moneda homogénea		Saldos al final del ejercicio 31/12/2004	Saldos al final del ejercicio 31/12/2003
			Desafectaciones	Aplicaciones		
REGULARIZADORAS DEL ACTIVO						
Préstamos						
Por riesgo de incobrabilidad y desvalorización (a)	419,608	1		132,467	287,142	419,608
Otros créditos por Intermediación Financiera						
Por riesgo de incobrabilidad y desvalorización (b)	30,129	17,129	-	-	47,258	30,129
Créditos diversos						
Por riesgo de incobrabilidad y desvalorización (c)	21,433	7,784	-	1,360	27,857	21,433
Total	**471,170**	**24,914**	**-**	**133,827**	**362,257**	**471,170**
DEL PASIVO						
Otras contingencias (d)	287,279	95,783	-	107,281	275,781	287,279
Compromisos eventuales (e)	-	-	-	-	-	-
Total	**287,279**	**95,783**	**-**	**107,281**	**275,781**	**287,279**

a) POR RIESGO DE INCOBRABILIDAD DE PRESTAMOS : Se originan en el análisis del riesgo de incobrabilidad de la cartera de préstamos efectuada por el Banco, que contempla las normas establecidas por el Banco Central de la República Argentina y estimaciones realizadas durante el período según lo indicado en Notas 12 y 13.

b) POR RIESGO DE INCOBRABILIDAD DE OTROS CREDITOS POR INTERMEDIACION FINANCIERA: Refleja la eventual incobrabilidad de créditos hipotecarios cedidos en fideicomiso pendiente de titulización.

c) POR RIESGO DE INCOBRABILIDAD DE CREDITOS DIVERSOS: Se constituyó para cubrir eventual incobrabilidad de créditos diversos.

d) OTRAS CONTINGENCIAS: Es utilizada al efecto de previsionar resultados contingentes por juicios, honorarios mandatarios judiciales, ciertos gastos relacionados con la reestructuración administrativa encarada por el Banco y posibles contingencias por apreciación en el valor de las acciones - STAR - (ver Nota 1.)
Asimismo el saldo al 31/12/2004 y al 31/12/2003 comprende la reserva por siniestros pendientes, de acuerdo a Normas de la Superintendencia de Seguros de la Nación.

e) POR COMPROMISOS EVENTUALES: El saldo incluye el riesgo de incobrabilidad que surge de la evaluación del grado de cumplimiento de los beneficiarios de saldos no utilizados.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.

Guillermo C. Martinez
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Contadora Pública (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 176 Folio 82

BANCO HIPOTECARIO

ANEXO (K)

COMPOSICION DEL CAPITAL SOCIAL
Correspondiente al ejercicio económico finalizado el 31/12/2004
En miles de pesos

Acciones			Capital Social					
Clase	Cantidad	Votos por acción	Emitido		Pendiente de emisión o distribución	Asignado	Integrado	No integrado
			En circulación	En cartera				
Ordinarias								
Escriturales	150,000,000	(1)	1.500.000 (2)	-	-	-	1,500,000	-
Total			1,500,000	-	-	-	1,500,000	-

(1) Ver Nota 9 a los Estados Contables.
(2) Ver Nota 39 a los Estados Contables

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Contadora Pública (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 176 Folio 82

BANCO HIPOTECARIO

ANEXO (L)

SALDOS EN MONEDA EXTRANJERA

Correspondiente al ejercicio económico finalizado el 31/12/2004
Comparativo con el ejercicio anterior
En miles de pesos

RUBROS	Casa matriz y sucursales en el país	Total del ejercicio al 31/12/2004	Total del ejercicio (por moneda)		Total del ejercicio al 31/12/2003
			U$S	EUROS	
ACTIVO					
Disponibilidades	253,594	253,594	245,744	7,850	298,587
Títulos públicos y privados	316,177	316,177	316,177	-	953,853
Préstamos	44,352	44,352	44,352	-	49,489
Otros créd. por interm. financiera	4,024,199	4,024,199	2,907,668	1,116,531	2,677,052
Créditos diversos	563,869	563,869	562,873	996	284,404
Partidas pend. de imputación	-	-	-	-	324
Total	5,202,191	5,202,191	4,076,814	1,125,377	4,263,709
PASIVO					
Depósitos	16,862	16,862	16,862	-	445
Otras obligaciones por interm. financ.	4,245,510	4,245,510	3,060,050	1,185,460	3,388,609
Obligaciones diversas	675	675	674	1	627
Total	4,263,047	4,263,047	3,077,586	1,185,461	3,389,681
CUENTAS DE ORDEN					
DEUDORAS (excepto cuentas deudoras por contra)	47,993	47,993	47,445	548	53,841
Contingentes	44,771	44,771	44,325	446	49,646
De control	3,222	3,222	3,120	102	4,195
ACREEDORAS (excepto cuentas acreedoras por contra)	560,873	560,873	560,873	-	-
Contingentes	560,873	560,873	560,873	-	-

Guillermo C. Martinz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

Véase nuestro informe de fecha 9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
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C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Contadora Pública (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 176 Folio 82

ASISTENCIA A VINCULADOS

Correspondiente al ejercicio económico finalizado el 31/12/2004
Comparativo con el ejercicio anterior
En miles de pesos

Concepto / Situación	Normal	Riesgo potencial/ cumplim. inadec.	Con problemas/ cumplim. deficiente		Con alto riesgo de insolvencia /de dif.recup.		Irrecuperable	Irrecup. Por disp. Técnica	Total	
			No vencida	Vencida	No vencida	Vencida			31/12/2004	31/12/2003
1.Préstamos										
- Hipotecarios y prendarios	127	-	-	-	-	-	62	-	189	396
Con garantías y contragarantías preferidas "B"	127	-	-	-	-	-	62	-	189	396
2.Participación en otras sociedades	119,340	-	-	-	-	-	-	-	119,340	114,883
Total	119,467	-	-	-	-	-	62	-	119,529	115,279
Previsiones	1	-	-	-	-	-	62	-	63	49

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)

Guillermo C. Martínz
Gerencia de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

C.P.C.E.C.A.B.A. T° 1 - F° 17
Mirta S. Maletta
Contadora Pública (U.B.A.)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 176 Folio 82

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

1. PLAN INTEGRAL DE REESTRUCTURACION DE DEUDA FINANCIERA

Debido a los adversos cambios de significativa materialidad ocurridos durante el año 2002 en el país (Nota 2) y en especial la incidencia de los mismos en el sistema financiero, el Directorio del Banco decidió, con fecha 15 de agosto de 2002, iniciar un proceso de reestructuración de su deuda correspondiente a los siguientes capitales: i) Obligaciones negociables emitidas en el exterior por aproximadamente miles de pesos 2.849.254 y ii) Préstamos recibidos de bancos y otras entidades del exterior por aproximadamente miles de pesos 889.551, ambas cifras al 31 de diciembre de 2003.

En función de tal proceso de reestructuración y con la intención de brindar un tratamiento equitativo a los distintos acreedores involucrados, se decidió igualmente postergar, a partir del 16 de agosto de 2002, el pago de servicios de capital, interés y cualquier otro concepto vinculado a la deuda de que se trata, hasta tanto la misma fuese exitosamente reestructurada. Tal situación fue informada al BCRA, Comisión Nacional de Valores (CNV) y Bolsa de Comercio de Buenos Aires con fecha 16 de agosto de 2002.

Con fecha el 14 de agosto de 2003, el Banco efectuó el lanzamiento de la Oferta para todas sus series de obligaciones negociables, la que en términos generales consistía en:

Ofrecer a los tenedores de obligaciones negociables la oportunidad de canjear sus tenencias existentes denominadas en dólares o en euros por nuevas obligaciones negociables en dólares o en euros, respectivamente, con el mismo valor nominal y vencimiento en el año 2013 ("Oferta a la par").

En la Oferta a la par, se ofrecía canjear obligaciones negociables existentes por: i) obligaciones negociables a largo plazo por un 90% del valor nominal de las notas presentadas, más ii) obligaciones negociables a largo plazo por un valor nominal igual al 10% del valor nominal de las notas presentadas, si dichas presentación es efectuada antes del 15 de septiembre de 2003, más iii) efectivo como compensación por intereses impagos entre el 16 de agosto de 2002 y el 15 de septiembre de 2003.

Aquellos tenedores de obligaciones negociables que participen en la Oferta a la par podrían participar de la segunda oferta a realizarse en forma simultanea. En esta segunda oferta se podría escoger entre una opción de pago en efectivo ("Oferta en efectivo") y una opción por nuevas obligaciones negociables con garantía y un plazo menor ("Oferta con garantía").

En la Oferta de efectivo, se ofrecía la opción de canjear las obligaciones negociables a largo plazo recibidas en la Oferta a la par por un monto en efectivo igual a un 45% del valor nominal de dichas notas más un pago en efectivo por concepto de intereses impagos.

En la Oferta con garantía, se ofrecía la opción de canjear las obligaciones negociables a largo plazo recibidas en la Oferta a la par por nuevas obligaciones negociables con garantía fiduciaria por un valor nominal equivalente al 70% del valor nominal de las notas recibidas en la Oferta a la par, más un pago en efectivo por concepto de intereses impagos. La garantía consistía en la constitución de un fideicomiso

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

integrado por BODENs y préstamos garantizados por al menos el 110% del monto nominal de las nuevas obligaciones negociables con garantía a emitirse. Las obligaciones negociables también darían derecho a recibir un pago contingente por apreciación en el valor de las acciones del Banco ("StARS"). Las StARS podrán ser abonadas en efectivo, en acciones clase D o mediante una combinación de ambos solo al momento del vencimiento de las obligaciones negociables garantizadas y conforme el método de valuación previsto en la Oferta. Las StARS no serán separables de las obligaciones negociables garantizadas.

El Banco también invitó a los acreedores de su deuda sujeta a reestructuración a suscribir y ejecutar un Acuerdo Preventivo Extrajudicial ("APE"), sujeto a que las ofertas se completasen exitosamente y más del 75% de los acreedores del banco (incluyendo la condición de que el APE fuese aprobado por al menos el 66,6% de cada clase de acreedores afectada) aprobasen ejecutar dicho acuerdo. El Banco pretende peticionar su firma y homologación judicial.

La Oferta presentada, la solicitud para modificar ciertas cláusulas legales de las obligaciones negociables existentes, la solicitud del APE, así como la reestructuración de la deuda bancaria (en términos sustancialmente iguales a la oferta hecha a los tenedores de notas), formaron parte del plan integral de reestructuración implementado por el Banco (ver Nota 45).

La Oferta estuvo sujeta a ciertas limitaciones y varias condiciones, incluyendo el monto disponible para las Ofertas en efectivo y el monto a emitir de las nuevas obligaciones con garantía. El Banco se comprometió a destinar hasta un máximo de miles de US$ 60.000 para la Oferta en efectivo y a emitir un máximo de miles de US$ 300.000 de nuevas obligaciones negociables con garantía. Los acreedores bancarios también podrían participar de la Oferta en efectivo y la Oferta con garantía.

A su vez, la Oferta estaba condicionada, entre otras cosas a la reestructuración de la deuda bancaria (con un mínimo de 90% de participación) y al logro de una participación de al menos el 90% de las obligaciones negociables existentes.

Las nuevas obligaciones negociables no se registrarían en los Estados Unidos de Norteamérica.

Finalmente, con fecha 29 de diciembre de 2003 venció la recepción de ofertas al canje, aceptando el Banco todos los títulos existentes ofrecidos válidamente ante el cumplimiento de las condiciones para las ofertas de canje del Banco y la reestructuración simultanea de la totalidad de su deuda pendiente de pago con los acreedores bancarios. Con fecha 14 de enero se efectuó la liquidación de la misma.

El monto de capital total final de títulos existentes al 29 de diciembre de 2003 ofrecido válidamente fue de miles de pesos 2.662.242, que representan aproximadamente 93% del monto del capital total de los títulos existentes a dicha fecha en circulación. De los montos finales válidamente ofrecidos, aproximadamente 77% (miles de pesos 2.060.861) optó por recibir títulos a largo plazo, aproximadamente 7% (miles de pesos

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
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PRICE WATERHOUSE & Co. S.R.L.
(Socio)
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Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

168.054) optó por recibir efectivo, aproximadamente 16% (miles de pesos 433.325) optó por recibir títulos garantizados.

De los miles de pesos 889.551 en monto de capital total de deuda bancaria existente pendiente al 29 de diciembre de 2003, el 100% participó en la reestructuración simultanea de la misma. De los montos que participaron, aproximadamente 20% (miles de pesos 187.403) optó por recibir préstamos a largo plazo, aproximadamente 10% (miles de pesos 98.354) optó por recibir efectivo, y aproximadamente 70% (miles de pesos 607.956) optó por recibir préstamos garantizados.

El siguiente cuadro muestra los montos y porcentajes de lo títulos existentes ofrecidos válidamente para el canje por serie:

Títulos existentes denominados en dólares

Serie	Descripción	Monto de Capital Total Pendiente	Monto de Capital Total Ofrecido	Porcentaje del Monto Pendiente Ofrecido
Serie I	Títulos al 10% con vencimiento el 17 de abril de 2003	US$ 297.460.000	US$ 282.459.000	95,0%
Serie III	Títulos al 10,625% con vencimiento el 7 de agosto de 2006	US$ 13.108.000	US$ 12.371.000	94,4%
Serie IV	Títulos al 13% con vencimiento el 3 de diciembre de 2008	US$ 4.810.000	US$ 3.900.000	81,1%
Serie VI	Títulos al 12,25% con vencimiento el 15 de marzo de 2002	US$ 7.598.000	US$ 6.756.000	88,9%
Serie XVI	Títulos al 12,625% con vencimiento el 17 de febrero de 2003	US$ 125.000.000	US$ 113.729.000	91,0%
Serie XXIV	Títulos al 9% con vencimiento el 15 de marzo de 2005	US$ 114.311.750	US$ 105.744.950	92.5%
	Total	US$ 562.287.750	US$ 524.959.950	93,4%

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

Títulos existentes denominados en euros

Serie	Descripción	Monto de Capital Total Pendiente	Monto de Capital Total Ofrecido	Porcentaje del Monto Pendiente Ofrecido
Serie XVII	Títulos al 9% con vencimiento el 27 de marzo de 2002	€ 1.815.000	€ 1.079.000	59,4%
Serie XXII	Títulos al 8,75% con vencimiento el 18 de octubre de 2002	€ 3.713.000	€ 3.471.000	93,5%
Serie XXIII	Títulos al 10,75% con vencimiento el 6 de febrero de 2004	€ 150.000.000	€ 137.702.000	91,8%
Serie XXV	Títulos al 8% con vencimiento el 15 de junio de 2005	€ 170.829.200	€ 163.020.530	95,4%
	Total	€ 326.357.200	€ 305.272.530	93,5%

Los montos mencionados en las tablas anteriores incluyen miles de US$ 29.342, equivalente a miles de pesos 86.061, de monto de capital total de los títulos existentes en poder del Banco.

Deuda Bancaria denominada en Dólares

Facilidad	Monto de Capital Total Pendiente	Monto de Capital Total Ofrecido	Porcentaje del Monto Pendiente Ofrecido
Préstamo IFC	US$ 25.000.000	US$ 25.000.000	100%
Préstamo USCP	US$ 102.500.000	US$102.500.000	100%
Préstamo OPIC	US$ 81.736.187	US$ 81.736.187	100%
Derivados	US$ 10.106.316	US$ 10.106.316	100%
Total	US$ 219.342.503	US$ 219.342.503	100%

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

Deuda Bancaria denominada en Pesos

Facilidad	Monto de Capital Total Pendiente	Monto de Capital Total Ofrecido	Porcentaje del Monto Pendiente Ofrecido
Préstamo Sindicado	$ 105.000.000	$ 105.000.000	100%
Acuerdo de Facilidades Citibank	$ 120.028.503	$120.028.503	100%
Derivados	$ 21.191.004	$ 21.191.004	100%
Total	$ 246.219.507	$ 246.219.507	100%

Con fecha 14 de enero de 2004, el Banco entregó los siguientes montos totales de nuevos títulos y efectivo en canje por lo títulos existentes ofrecidos válidamente.

Nuevos títulos

Descripción	CUSIP	ISIN	Monto de Capital
Títulos denominados en dólares estadounidenses con vencimiento en 2013	P1330H AZ 7	USP1330HAZ75	US$ 410.904.357
Títulos denominados en euros con vencimiento en 2013	-	XS0175068971	€ 256.217.734
Títulos garantizados con vencimiento en 2010	P1330H BA 1	USP1330HBA 16	US$ 107.940.529

Nueva Deuda Bancaria

Descripción	Vencimiento	Monto de Capital
Facilidad Garantizada en pesos	2010	$ 214.173.726
Facilidad Garantizada en dólares	2010	US$ 86.333.149
Facilidad Largo Plazo tasa fija en dólares	2013	US$ 50.315.764
Facilidad Largo Plazo tasa flotante en dólares	2013	US$ 13.578.941

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

Pagos en efectivo

Descripción	Montos en dólares estadounidenses	Montos en euros
Pagos por la oferta de compra	US$ 30.935.637,90	€ 8.746.155,57
Pagos realizados en reemplazo de intereses devengados e impagos	US$ 34.182.964,99	€ 11.497.458,11

Además de efectuar los pagos con relación a la oferta de compra en efectivo, en la fecha de liquidación, el Banco realizó dos pagos en reemplazo de intereses devengados e impagos. El primer pago corresponde a los intereses que hubieran devengado los títulos existentes desde el 16 de agosto de 2002 hasta el 15 de septiembre de 2003 a la tasa del 3% anual. El segundo pago corresponde a los intereses que hubieran devengado los nuevos títulos desde el 15 de septiembre de 2003 hasta la fecha de liquidación, considerando los nuevos títulos como emitidos el 15 de septiembre de 2003. Dichos intereses se calcularon a las tasas de interés aplicables a los nuevos títulos de conformidad con lo descripto en el prospecto y el suplemento de precios emitido por el Banco con fecha 8 de diciembre de 2003, en relación con las ofertas.

En base a los montos finales ofrecidos válidamente en la oferta, y en la reestructuración simultánea de la deuda bancaria existente del Banco no se aplicó ningún factor de prorrateo a la elección de efectivo ni a la elección de deuda garantizada.

Al 31 de diciembre de 2003, el Banco ha registrado: i) el impacto positivo por quitas de capital en el rubro Ingresos Financieros, en las líneas "Resultado reestructuración obligaciones negociables" y "Resultado reestructuración préstamos financieros", por miles de pesos 231.998 y 254.404, respectivamente, ii) la disminución de intereses devengados en el ejercicio 2003 regularizando el rubro Egresos Financieros por miles de pesos 209.280, iii) la disminución de intereses correspondientes al ejercicio 2002 en el rubro Utilidades Diversas por miles de pesos 88.016 y; iv) la constitución de una previsión de pasivo por miles de pesos 59.271 por la cláusula de Stock Appreciation Right ("StARS") comprendida en la emisión de ON y facilidades garantizadas a mediano plazo.

De conformidad con los compromisos asumidos, se constituyó un fideicomiso bajo la ley Argentina mediante un Contrato de Fideicomiso celebrado entre el Banco y ABN AMRO Bank NV, sucursal Argentina, transfiriendo el Banco como fiduciante con fecha 24 de diciembre de 2003, los correspondientes BODEN 2012 y Préstamos Garantizados del Gobierno Nacional. El Fideicomiso mantendrá los citados activos para beneficio de los tenedores de títulos de deuda garantizada y deuda financiera garantizada. El único objeto del Fideicomiso es garantizar el pago de intereses y capital adeudados respecto de la deuda financiera reestructurada garantizada, conformando sus activos exclusivamente BODEN, títulos garantizados por el gobierno y el producido derivado de los mismos.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

Con posterioridad al 14 de enero de 2004, fecha de liquidación de la operación de canje, el Banco continuó efectuando canjes de obligaciones negociables a tenedores que se adhirieron a la oferta en forma tardía. Al 31 de diciembre de 2004 dichos canjes alcanzaron en valor nominal miles de US$ 6.408 y miles de Euros 8.348.

A la fecha de los presentes estados contables, el Banco ha honrado el vencimiento de la primera cuota de amortización de la Deuda Garantizada, el que se efectuó el 3 de agosto de 2004.

2. COYUNTURA ECONOMICA Y SOCIAL ARGENTINA

Durante los años 2003 y 2004 se ha observado una evolución favorable de la situación económica de la República Argentina, interrumpiéndose así un ciclo de recesión económica que había comenzado en la segunda mitad de 1998, acentuada a fines de 2001 y en la primera mitad de 2002, destacándose un proceso de recuperación de algunos indicadores económicos, aún en niveles bajos, disminución de las tasas de interés y de estabilización del mercado de cambios. El sistema financiero recompuso gradualmente su liquidez, registrando un incremento en el nivel de depósitos, al tiempo que ciertas líneas de préstamos han comenzado a mostrar tasas de crecimiento.

A pesar del cambio de tendencia mencionado precedentemente, todavía subsiste un marco que tiene como indicadores altos niveles de desempleo y endeudamiento externo (tanto público como privado) y un nivel de riesgo país superior a los niveles promedio habituales de los países emergentes, continuando afectada la capacidad del Gobierno Nacional para cumplir con sus obligaciones.

Con fecha 12 de enero de 2005, el Gobierno Nacional ha efectuado el lanzamiento de la oferta de canje de la deuda financiera sujeta a reestructuración a fin de dar una solución definitiva al default declarado en el año 2002.

Es necesario destacar que será determinante la reestructuración, ya que el avance en este proceso permitirá reducir la incertidumbre y aclarar el horizonte fiscal de los próximos años.

El 6 de enero de 2002, el Gobierno Nacional sancionó la Ley 25561 (Ley de emergencia pública y reforma del régimen cambiario) que implicó un profundo cambio del modelo económico vigente hasta ese momento, y que incluyó la Ley de Convertibilidad sancionada en marzo de 1991. Con posterioridad, el Gobierno Nacional anunció nuevas medidas económicas que se instrumentaron a través de diferentes disposiciones legales, que afectaron significativamente el negocio bancario y el régimen cambiario. Asimismo, los cambios en la situación económica hicieron que el Gobierno Nacional continúe tomando resoluciones que reglamentan y modifican las medidas iniciales citadas.

A continuación se enumeran las principales medidas adoptadas por el Gobierno Nacional y que tuvieron efecto sobre la actividad bancaria y en particular sobre este Banco.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

Régimen Cambiario

Mediante Decreto 260 (Régimen cambiario), se estableció a partir del 11 de febrero de 2002 un mercado único y libre de cambios por el cual se cursarán todas las operaciones de cambio de divisas extranjeras las que serán realizadas al tipo de cambio que sea libremente pactado de acuerdo con los requisitos que establezca el Banco Central de la República Argentina (BCRA). La Comunicación "A" 3471, complementarias y modificatorias, estableció la reglamentación necesaria para la regulación de dicho mercado.

El BCRA mediante comunicado de prensa N° 48142 informó las regulaciones vigentes en materia cambiaria al 30 de diciembre de 2004.

Préstamos en moneda extranjera

De acuerdo con la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias, los préstamos otorgados por el sistema financiero argentino en dólares estadounidenses u otra moneda extranjera fueron convertidos a pesos conforme a las siguientes pautas: (i) al Sector Privado no Financiero a la paridad de $1,00 por dólar estadounidense o su equivalente en otra moneda extranjera, (ii) al Sector Público no Financiero a la paridad de $1,40 por dólar estadounidense o su equivalente en otra moneda extranjera y (iii) al Sector Financiero a la paridad de $1,40 por dólar estadounidense o su equivalente en otra moneda extranjera. Dichas medidas contemplaron la aplicación a los préstamos otorgados al Sector Privado no Financiero y Sector Público no Financiero, a partir del 3 de febrero de 2002, del coeficiente de estabilización de referencia (CER) que tiende a reflejar la variación en el índice de precios al consumidor y de una tasa de interés reducida de acuerdo con la naturaleza de la operación.

Por Decreto 762/02 y Ley 25713, el Poder Ejecutivo modificó la reglamentación expuesta en el párrafo anterior, exceptuando de la aplicación del CER a todos aquellos préstamos otorgados a personas físicas por entidades financieras que se enumeran seguidamente: (i) préstamos que tengan como garantía hipotecaria la vivienda única, familiar y de ocupación permanente, originariamente convenidos hasta la suma de 250.000 dólares estadounidenses u otra moneda extranjera y transformados a pesos, (ii) préstamos personales, con o sin garantía hipotecaria originariamente convenidos hasta la suma de dólares estadounidenses doce mil u otra moneda extranjera y transformados a pesos y (iii) los préstamos personales con garantía prendaria originariamente convenidos hasta la suma de dólares estadounidenses treinta mil u otra moneda extranjera y transformados a pesos. A partir del 1 de octubre de 2002 las obligaciones de pago contempladas precedentemente se actualizan en función de la aplicación del Coeficiente de Variación Salarial (CVS) que publica el Instituto Nacional de Estadísticas y Censos (INDEC).

Como se menciona en Nota 17, sobre ciertos Fideicomisos en los cuales la entidad posee títulos de deuda y certificados de participación que han sido alcanzados por la pesificación de activos y pasivos en moneda extranjera dispuesta por Ley 25561 y Decreto 214, a la relación $1,00 por dólar estadounidense, por haberse constituido oportunamente bajo legislación argentina, existen reclamos de inversores extranjero con respecto al mencionado proceso de pesificación efectuado y consecuentemente la definición de sus impactos económicos.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

Adicionalmente, la aplicación del coeficiente de estabilización de referencia (CER) produce un rendimiento asimétrico entre ciertos activos y pasivos de los Fideicomisos.

Mediante Ley 25796, se dispuso eliminar la aplicación del CVS a partir del 1° de abril de 2004.

Depósitos en moneda extranjera

La Ley 25561 y el Decreto 214/02 determinaron que todos los depósitos nominados en dólares u otra moneda extranjera en el sistema financiero sean convertidos a pesos a la relación $1,40 por dólar estadounidense. A su vez, dispone que las entidades financieras cumplan con su obligación devolviendo pesos. A esos depósitos se les aplicará el CER y una tasa de interés mínima.

Posteriormente, mediante los Decretos 905/02, 1836/02 y 2167/02 se otorgó la posibilidad a los titulares de depósitos, de optar por canjear los mismos por un menú de títulos públicos en pesos y moneda extranjera otorgando el BCRA asistencias a las entidades financieras para afrontar el citado canje.

Finalmente, por Decreto 739/03, el Poder Ejecutivo posibilitó a los titulares de depósitos constituidos originalmente en dólares estadounidenses y que fueran pesificados a solicitar a las entidades financieras la cancelación total o parcial de sus depósitos o certificados, de acuerdo con un cronograma estipulado en virtud del monto original de la imposición.

Concursos y quiebras

Con fecha 14 de febrero de 2002 se promulgó la Ley 25563 (Concursos y Quiebras) que declara la emergencia productiva y crediticia originada en la situación de crisis por la que atraviesa el país, hasta el 10 de diciembre de 2003.

Con fecha el 15 de mayo de 2002, el Congreso Nacional sancionó la Ley 25589 de Reforma de la Ley de Quiebras, cuyos principales puntos son los siguientes:

- Restituye el mecanismo establecido en el articulo 48 de la Ley 24522, que les permite a los acreedores adquirir el paquete accionario de la sociedad deudora, fijando condiciones tendientes a evitar la subvaluación de los patrimonios.

- Para determinar el valor de la empresa se incorporan variables que no tienen que ver únicamente con el balance contable, como por ejemplo marca y posicionamiento en el mercado.

- El plazo de ejecuciones se suspende por 180 días corridos, contados a partir de la vigencia de la citada ley.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

- Se reduce el período de exclusividad, teniendo el deudor de 90 a 120 días para efectuar ofertas a los acreedores, en lugar de los 180 días que preveía la ley anterior.

- Respecto de las homologaciones, los jueces podrán cancelar un acuerdo si lo consideran abusivo para alguna de las partes.

- Acuerdo Preventivo Extrajudicial (APE): El deudor que se encontrare en cesación de pagos o en dificultades económicas o financieras de carácter general, puede celebrar un acuerdo con sus acreedores, Acuerdo Preventivo Extrajudicial (APE), y someterlo a homologación judicial. Por efecto de la homologación quedan suspendidas todas las acciones de contenido patrimonial contra el deudor. El acuerdo homologado produce efectos respecto de todos los acreedores.

Con fecha 17 de enero de 2005 fue sancionada la Ley 13302 de la Provincia de Buenos Aires, la cual establece que quedan suspendidas en el ámbito de la provincia por 180 días hábiles, las ejecuciones hipotecarias de inmuebles que tengan por objeto la vivienda única y familiar, siempre y cuando el monto de su valuación fiscal actual no supere la suma de noventa mil (90.000) pesos.

Asimismo, la citada ley provincial establece que el plazo citado en el párrafo anterior se extenderá a un (1) año en aquellas ejecuciones que tengan por objeto a la vivienda única, sea cual fuera el origen de la obligación, para aquellos deudores que se encontraran en situación de desocupados a la fecha de la sanción de la presente ley.

Sistema de refinanciación hipotecaria (Nota 8)

Con fecha 6 de noviembre de 2003, mediante Ley 25798, reglamentada por Decreto Nro. 1284/03, se dispuso:

- la creación de un sistema de refinanciación para deudores hipotecarios, que prevé que un fondo fiduciario estatal se haga cargo de las obligaciones de los deudores que hayan tomado montos de hasta pesos 100.000 para todo tipo de préstamos que tengan como garantía la vivienda única y de habitación permanente, que hayan entrado en mora entre el 1° de enero de 2001 y el 11 de septiembre de 2003;

- la creación de una unidad de reestructuración que tiene por objeto el análisis de los mutuos que resulten elegibles en los términos de la presente ley, excepto en la mora, y que hayan sido concertados con anterioridad a la vigencia de la convertibilidad del Austral dispuesta por la Ley 23928.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

Medidas cautelares

Como consecuencia de las medidas adoptadas por el Gobierno Nacional se han presentado una importante cantidad de demandas ante la justicia contra el Estado Nacional y entidades financieras, reclamando en devolución sus depósitos en moneda de origen, dado que los mismos violan derechos constitucionales. A la fecha se desconoce el resultado final y el monto de dichas demandas.

Con fecha 26 de octubre de 2004 la Corte Suprema de Justicia de la Nación emitió un fallo en un juicio por un reclamo por la devolución de un depósito en la moneda de origen, convalidando por el voto de cinco de sus miembros la pesificación de los depósitos a la relación $1,40 por dólar estadounidense más el ajuste del CER.

Conversión de Deuda Pública Provincial

Mediante Decreto 1579/02, el Poder Ejecutivo dispuso que el Fondo Fiduciario para el Desarrollo Provincial asumiera las deudas provinciales instrumentadas en la forma de Títulos Públicos, Letras del Tesoro o Préstamos. A su vez este Fondo, a través del Banco de la Nación Argentina, en su carácter de fiduciario, emitiera Bonos Garantizados para ofrecerlos en pago de las deudas que mantienen las provincias con entidades bancarias y financieras.

Unidad de Reestructuración del Sistema Financiero

Mediante Decreto 1262 del 22 de mayo de 2003, el Poder Ejecutivo dispuso la creación de la Unidad de Reestructuración del Sistema Financiero ("URSF"), la que tendrá por objeto definir la estrategia de reestructuración del sistema financiero. A la fecha de los presentes estados contables, el Banco ha cumplimentado los requerimientos solicitados por dicha Unidad.

Gabinete de Coordinación de Regulación y Supervisión Financiera

Mediante Decreto 476 del 20 de abril de 2004, el Poder Ejecutivo dispuso la creación del Gabinete de Coordinación de Regulación y Supervisión Financiera, el que tendrá como objetivos velar por la estabilidad financiera sistémica, eficientizar la intermediación financiera y proteger a los consumidores de los servicios financieros.

Los impactos generados por estas circunstancias sobre la situación patrimonial y financiera de la Entidad al 31 de diciembre de 2004 se reconocieron de acuerdo con las normas establecidas por el BCRA y con las mejores estimaciones realizadas por la Gerencia de la Entidad. A la fecha de emisión de los presentes estados contables, no es posible prever la evolución futura de la situación económica nacional ni sus consecuencias sobre la posición económica y financiera del Banco. En consecuencia, los presentes estados contables deben ser leídos a la luz de estas circunstancias.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

3. COMPENSACIONES DEL GOBIERNO NACIONAL A ENTIDADES FINANCIERAS

3.1. PESIFICACIÓN ASIMÉTRICA

Mediante Decreto 905, el Gobierno Nacional dispuso la emisión de "Bonos Compensatorios del Gobierno Nacional" para compensar a las entidades financieras los efectos patrimoniales negativos generados por la transformación a pesos, a diferentes relaciones de cambio, de los créditos y obligaciones denominados en moneda extranjera conforme a lo establecido por la Ley 25561, el Decreto 214 y sus normas modificatorias o complementarias y para cubrir la diferencia negativa en la posición neta entre activos y pasivos denominados en moneda extranjera resultante de su transformación a pesos conforme lo establecido por las normas precedentemente referidas.

El Poder Ejecutivo facultó al Banco Central de la República Argentina a determinar el procedimiento para compensar a cada entidad financiera, siendo reglamentado, hasta el presente, por el ente rector mediante Comunicación "A" 3650, "A" 3721 y "B" 7564 complementarias y modificatorias.

Mediante Comunicación "A" 4074, el BCRA dispuso la rectificación de la información requerida en los términos de la Comunicación "A" 3825, con el fin de contemplar los efectos producidos por el reintegro de excesos de conversión a pesos dispuesto por Comunicación "A" 4043.

Con fecha 19 de febrero de 2004, el Banco recibió del BCRA nota (Sírvase citar: 316/21/04) mediante la cual detallan observaciones a efectuar al cálculo de la compensación presentado por la Entidad.

El 3 de marzo de 2004, el Banco Hipotecario SA aprobó mediante Resolución de Directorio, la rectificación de la información exigida por el BCRA, la que fue comunicada al Ente Rector el 4 de marzo de 2004 y presentándose el respectivo cálculo el día 22 de marzo.

El 23 de julio de 2004, se presentó al BCRA la información adecuada a lo dispuesto por la Comunicación "A" 4122, la cual incluía recomendaciones efectuadas por el Ministerio de Economía de la Nación.

Con fecha 17 de agosto de 2004, por nota (Sírvase citar: 316/95/04), el BCRA comunicó discrepancias con la presentación citada en el párrafo anterior. Las mismas están relacionadas con el cálculo de compensaciones sobre Certificados de Participación en Fideicomisos Financieros y sobre Compras a término por otras operaciones de pase.

El 21 de septiembre de 2004, el Banco interpuso un recurso de reconsideración y jerárquico en subsidio contra la decisión administrativa comunicada por el BCRA, el cual no ha sido resuelto a la fecha. Asimismo efectuó ajustes no significativos a la información presentada con fecha 23 de julio de 2004.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

No obstante el recurso presentado, el Banco dispuso efectuar un cargo por previsiones pasivas de miles de pesos 30.000, por un principio de prudencia, que cubriría aproximadamente el 50% de la discrepancia en cuestión.

En consecuencia, como conclusión del proceso descripto precedentemente, el Banco cumplimentó el requerimiento informativo de los artículos 28 y 29 del Decreto 905 - Compensación a Entidades Financieras, utilizando para su confección la normativa vigente y criterios particulares, ejerciendo las siguientes opciones:

- Compensación Bono del Gobierno Nacional en US$ 2012 (art. 29 inc. b, c y d): bono compensatorio - diferencia entre activos y pasivos pesificados a $1,00 por el diferencial del tipo de cambio $ 0,40, convertido a $1,40 por dólar estadounidense -: miles de US$ 380.989,9.

- Cobertura Bono del Gobierno Nacional en US$ 2012 (art. 29 inciso e). Bono cobertura - diferencia entre activos y pasivos en dólares estadounidenses, neto del bono compensatorio: miles de US$ 812.531,1.

En septiembre de 2002 el BCRA acreditó miles de US$ 344.050 en BODEN 2012, quedando en resguardo de emisión la diferencia con respecto al derecho de compensación solicitado.

A efectos de los presentes estados contables, se han registrado: i) en el rubro Títulos Públicos y Privados - Tenencias en cuentas de inversión - los BODEN 2012 acreditados por el BCRA, ii) en Otros Créditos por Intermediación Financiera - Compensación a recibir del Gobierno Nacional - En Moneda Extranjera - el derecho a percibir los bonos compensación y cobertura, iii) en Créditos Diversos - Depósitos en Garantía - bonos entregados en garantía de Obligaciones Negociables y facilidades a Bancos garantizadas, y iv) en Otras Obligaciones por Intermediación Financiera - Banco Central de la República Argentina - Otros, la obligación a asumir en contrapartida del Bono Cobertura.

Como consecuencia del proceso de reestructuración de deuda financiera denominada en moneda extranjera y la falta de conclusión del proceso de compensación del Gobierno Nacional por pesificación asimétrica dispuesto por el Decreto 905/02, el Banco se encuentra transitoriamente desfasado en el cómputo de la posición global neta en moneda extranjera. Dicha situación fue comunicada oportunamente al BCRA.

3.2. INDEXACIÓN ASIMÉTRICA

Mediante Ley 25796, reglamentada por Decreto 117/04 se estableció un mecanismo de compensación a las entidades financieras de los efectos generados por la aplicación, sobre algunos de sus activos, del Coeficiente de Variación Salarial (CVS), y sobre algunos de sus pasivos, del Coeficiente de Estabilización de Referencia (CER).

El monto a compensar surgirá de la cartera de préstamos que quedan comprendidos en el Decreto 762/02 y la ley 25713, por vida promedio y entidad financiera, neta de previsiones y un factor de recobrabilidad que se establece en el 5% de dicha cartera. El monto a compensar será el que resulte de considerar, respecto de la base

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

mencionada por la entidad financiera, la diferencia entre la evolución del Coeficiente de Estabilización de Referencia (CER) más la tasa del 2% y el Coeficiente de Variación Salarial, si fuera aplicable al período correspondiente más la tasa aplicable según la normativa vigente.

En caso que dicha diferencia sea positiva el Estado Nacional deberá colocar el bono a las entidades financieras a un valor técnico igual a esa diferencia. En caso de que la diferencia sea negativa, las entidades financieras deberán restituir al Estado Nacional los "Bonos del Gobierno Nacional en pesos a tasa variable 2013" por el monto de dicha diferencia.

El articulo 12 del decreto 117/04 establece que el mecanismo de compensación descripto será asimismo de aplicación respecto de las carteras de créditos que hayan sido originadas por entidades financieras, y luego cedidas a fideicomisos hasta el 31 de enero de 2002, en cuyo caso el mecanismo será de aplicación respecto de las entidades financieras que sean tenedoras, a dicha fecha, de títulos de deuda o de certificados de participación del fideicomiso respectivo, por hasta el monto de la cartera originada y cedida.

Teniendo en cuenta las normativas enunciadas precedentemente, el Banco tomó la decisión de registrar al cierre del ejercicio finalizado el 31 de diciembre de 2003, miles de pesos 49.642 por su cartera propia y miles de pesos 32.003 de préstamos cedidos a fideicomisos en el rubro "Otros Créditos por Intermediación Financiera". Siguiendo un criterio conservador, los importes detallados fueron estimados contemplando la evolución de la compensación por el ejercicio 2004, aplicando al efecto el CER y CVS esperado para dicho período.

El BCRA, mediante Comunicación "A" 4114, resolvió que las entidades financieras debían manifestar su adhesión hasta el 30 de abril al régimen de compensación instaurado, incorporando ciertos aspectos de incertidumbre en cuanto a la metodología del cálculo de la compensación en cuestión, específicamente en cuanto al cálculo de la vida promedio ponderada (punto 1.a.d.) y el alcance de la hipótesis prevista en el primer párrafo del artículo 4° del Anexo II del Decreto 117/04.

Con fecha 22 de abril de 2004 las distintas asociaciones que agrupan a las entidades financieras, compartiendo la incertidumbre que generan las reglamentaciones emitidas, remitieron sendas notas al Ministerio de Economía y al BCRA requiriendo que se clarifique el procedimiento que utilizará el Gobierno para el cálculo de la compensación que nos ocupa, a cuyo fin solicitaron entre otros aspectos, la necesidad de disponer explícitamente la metodología de cálculo y la forma en que se determina la fecha de cese de la compensación, según lo establece el artículo 4° del Anexo II del Decreto 114/04, elementos necesarios para evaluar la conveniencia o no de la adhesión al régimen.

Con fecha 29 de abril de 2004, el BCRA emitió la Comunicación "A" 4131, mediante la cual dispuso prorrogar por 15 días corridos contados a partir del momento en que el Ministerio de Economía y Producción se expida acerca de las consultas que le fueran efectuadas por las asociaciones que nuclean a las distintas entidades financieras, por nota del 22 de abril de 2004, la fecha de adhesión al régimen dispuesta por Comunicación "A" 4114.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

El 3 de mayo de 2004 se publicó en el Boletín Oficial la Resolución N° 302/04 del Ministerio de Economía y Producción, mediante la cual se aprobó la metodología de cálculo a ser utilizada por la Secretaría de Finanzas para la determinación de la cantidad de "Bonos del Gobierno Nacional en pesos a tasa variable 2013" a entregar a las entidades financieras que adhieran al Régimen de compensación creado por la Ley 25796.

Mediante nota N° 194 de fecha 18 de mayo de 2004, el Banco ha informado su no adhesión a este régimen, manifestando ante el BCRA, su voluntad de ser compensado por los efectos patrimoniales negativos que se deriven de la aplicación del CVS a ciertos activos pesificados y la asimétrica aplicación del CER a ciertos pasivos, haciendo expresa reserva de sus derechos de pleno resarcimiento.

El Banco ha encarado en el presente ejercicio, a partir de la reestructuración de su deuda financiera, una política de minimizar incertidumbres y riesgos provenientes de su exposición al Sector Público producidos a partir del contexto económico adverso iniciado a fines del año 2001, debido a la falta de certeza y precisión en las reglamentaciones de políticas de compensación a entidades financieras emanadas del Gobierno Nacional, y sus posibles implicancias patrimoniales para la Entidad. A tal efecto, el Banco ha desafectado los derechos emanados de la Ley 25796, registrados con imputación a Ajuste de Resultados de Ejercicio Anteriores por miles de pesos 51.645 y aplicación de previsiones previamente constituidas por miles de pesos 30.000 (ver nota 41). No obstante la situación descripta, se ha registrado como contingencia positiva en cuentas de orden los efectos de la compensación por indexación asimétrica, reservando los derechos que le asisten a ser resarcido por los perjuicios ocasionados por las normas de orden general en virtud de las cuales se ha aplicado sobre algunos activos, el Coeficiente de Variación Salarial (CVS), y sobre algunos pasivos, el Coeficiente de Estabilización de Referencia (CER) y por cualquier otro tipo de compensación patrimonial que pudiera surgir.

3.3. REINTEGROS POR EXCESOS DE SALDOS NO CONVERTIDOS

Con fecha 5 de enero de 2004 el Banco cumplimentó el régimen informativo dispuesto por Comunicación "A" 4043 y complementarias, mediante el cual, BCRA resolvió reintegrar, o en su caso solicitar, a las entidades financieras, por exceso (defecto) de conversión y ajuste de saldos no convertidos, originados en la conversión a pesos de saldos de cuentas corrientes en moneda extranjera abiertas en el BCRA y de la cuenta "Requisitos Mínimos de Liquidez" abierta en el Deutsche Bank NY, dispuesto por Decreto 214/02 y complementarias.

El Banco solicitó oportunamente por tal concepto miles de pesos 5.189, los que fueron depositados por el BCRA el 24 de marzo de 2004, más los correspondientes intereses devengados.

4. PLAN DE SANEAMIENTO Y REGULARIZACION

Mediante resolución N° 213/02, el Directorio del Banco Central de la República Argentina requirió al Banco Hipotecario SA la presentación de un Plan de Regularización y Saneamiento en los términos del artículo 34 de la ley de Entidades Financieras N° 21526 y modificatorias, el cuál debe contemplar la adopción de medidas necesarias para recomponer la posición de liquidez de la entidad.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

Con fecha 17 de abril de 2002, el Banco presentó al Banco Central de la República Argentina el plan de Regularización y Saneamiento.

El 21 de agosto de 2002 se presentaron al Banco Central nuevas proyecciones financieras e informaciones complementarias que contemplaron los cambios en el contexto económico posteriores al 17 de abril de 2002; la variación entre los saldos reales y los proyectados al 31 de mayo de 2002; el estado de las refinanciaciones de los vencimientos del año 2002; el estado de la renegociación comprensiva de los pasivos en el segundo semestre de 2002 (reestructuración de deuda), la síntesis de las proyecciones financieras modificadas, y la reposición de las sumas adeudadas al BCRA, según lo referido en el considerando 9 de la Resolución N° 213/02 del Directorio de esa Institución.

Por resolución N° 227 del 29 de mayo de 2003, el Directorio del BCRA le solicitó al Banco Hipotecario SA la reformulación del Plan de Regularización y Saneamiento vigente, a fin de que contemple la adecuación de las proyecciones de liquidez y la adopción de las medidas necesarias para salvaguardar su solvencia.

El 18 de junio de 2003, el Banco presentó al Ente Rector la reformulación solicitada, en la cuál se expusieron los siguientes puntos: i) avances en las gestiones tendientes a la reestructuración de deuda externa, ii) peticiones para cancelar asistencias mediante la afectación de BODEN 2012 recibidos de deudores hipotecarios, iii) plan de reducción de gastos, iv) adhesión al procedimiento establecido por el art. 8 del Decreto 739/03 para la cancelación de dicha asistencia, con la alternativa prevista en el art. 3 del Decreto 1262/03 y v) ciertos análisis sobre los estados contables al 31de diciembre de 2002.

Con fecha 27 de octubre de 2004 mediante Resolución N° 269 del Superintendente de Entidades Financieras y Cambiarias, se dio por cumplido el Plan de Regularización y Saneamiento presentado por el Banco en virtud de lo dispuesto por Resoluciones N° 213/02 y 227/03 del Directorio del BCRA.

Dicha resolución fue tomada teniendo en cuenta las siguientes consideraciones:

- Finalización exitosa de la reestructuración de la deuda externa y comienzo de la amortización de los servicios de la nueva deuda.
- Conformidad de la URSF respecto al cronograma de cancelación de las asistencias otorgadas por el BCRA y el comienzo de las amortizaciones correspondientes.
- Encarado un programa de transformación y reorganización que comprende el desarrollo de procesos y sistemas para la implementación de negocios orientados a la banca universal.
- Implementado diversas acciones tendientes a su reconversión, tales como: i) puesta en marcha de un nuevo sistema, ii) lanzamiento al mercado de las líneas de préstamos corporativos, personales y de tarjeta de crédito, iii) captación de operaciones pasivas minoristas, iv) colocación de la primera serie de Cédulas Hipotecarias Argentinas.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

- Presentación durante el año 2004 de amplios excesos en relación al cumplimiento de la normativa vigente sobre Capitales Mínimos.
- El resultado del primer semestre del año 2004 mostró una utilidad de 161,6 millones de pesos (9,6% del PN al inicio del ejercicio) como consecuencia de una mejora en el margen de intermediación financiera, revirtiendo los márgenes negativos de los años 2002 y 2003.
- El balance de saldos correspondiente a septiembre de 2004 presentado en cumplimiento del régimen informativo arrojó una ganancia de 223,4 millones de pesos (13,3% del PN inicial).
- Al 22 de octubre de 2004 se muestran elevados niveles de liquidez operativa, siendo los recursos líquidos equivalente al triple de la totalidad de los depósitos y representan un 16% de los principales pasivos.
- Durante el ejercicio 2004 no se registraron deficiencias en la relación técnica de efectivo mínimo, tanto en la posición en pesos como en moneda extranjera, mostrando elevados niveles de excesos.

5. TRATAMIENTO ASISTENCIAS OTORGADAS POR EL BCRA

Mediante Decreto 739/03, del Poder Ejecutivo y Comunicación "A" 3941 del BCRA, se dispuso que las entidades financieras que lo soliciten procederán a la cancelación de los saldos de redescuentos y adelantos vigentes a la fecha del citado Decreto y concedidos en el marco del artículo 17 de la Ley 24144 y sus modificatorias, en un plazo máximo de 70 cuotas.

Posteriormente, el Poder Ejecutivo emitió el Decreto 1262/03, estableciendo que podrán modificarse las condiciones de amortización de los redescuentos, ampliando el plazo máximo hasta ciento veinte (120) cuotas, las que deberán ser equivalentes cada una a un porcentaje no inferior al 0.40% del capital ajustado.

Con fecha 11 de septiembre de 2003, reformulado el 4 de febrero de 2004, el Banco presentó al BCRA un cronograma de cancelación de su deuda, que en concepto de redescuento, se mantiene con el Ente Rector, de conformidad con lo preceptuado por el artículo 3° del Decreto N° 1262/03, así como también un plan de transformación y reorganización para fortalecer la eficiencia y viabilidad del Banco.

Dicho cronograma fue elaborado partiendo de los saldos de redescuentos y adelantos otorgados por el BCRA al 28 de marzo de 2003, alcanzando a la citada fecha a miles de pesos 391.101, afectando como garantía de las asistencias brindadas, Préstamos Garantizados, que considerados a su valor técnico conservan un aforo no inferior al 125%. En la citada presentación, se contempla la cancelación de la deuda en un plazo máximo de 89 meses contados a partir del mes de marzo de 2004.

Mediante Resolución N° 3 del 5 de febrero de 2004, la Unidad de Reestructuración del Sistema Financiero autorizó al BCRA a modificar las condiciones de amortización de las asistencias establecidas en el inciso b) del artículo 9 del Decreto 739/03, adecuadas por el Banco de conformidad con el cronograma en el párrafo anterior.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

Mediante Comunicación "A" 4268, el BCRA dispuso que las entidades financieras que mantengan deudas por asistencias recibidas en el marco del artículo 17 de la Carta Orgánica y se encuentren financiadas de acuerdo con lo previsto en los Decretos 739/03 y 1262/03, podrán efectuar anticipos destinados a su cancelación hasta el total de esa asistencia crediticia.

Mediante Resolución N° 308 del 4 de noviembre de 2004, el Directorio del BCRA dispuso que Banco Hipotecario SA precancele previamente a toda operación de compra o cancelación de deuda externa, asistencia otorgada por el Ente Rector.

En tal sentido, con fecha 11 de noviembre y 1 de diciembre de 2004, se procedió a precancelar asistencia financiera otorgada por el BCRA por miles de pesos 10.000 y 30.000, respectivamente, con el objeto de precancelar deuda externa reestructurada.

Con fecha 20 de enero de 2005, el Banco se presentó a la licitación dispuesta por el BCRA de acuerdo con los lineamientos de las Comunicaciones "A" 4268 y 4282, siendo aceptada la suma de miles de pesos 63.759 como cancelación de la deuda refinanciada oportunamente.

Adicionalmente a lo citado en el párrafo anterior, a la fecha de cierre de los presentes estados contables, el Banco ha honrado los vencimientos de capital e intereses, de acuerdo con el cronograma mencionado (Nota 7).

6. EXPOSICION AL SECTOR PÚBLICO NO FINANCIERO

El Banco mantiene registrado en sus estados contables activos con el Sector Público no Financiero que alcanzan miles de pesos 4.669.916, de los cuales 99,20% se encuentran en situación performing no estando sujetos a la reestructuración de la deuda encarada por el Gobierno Nacional.

El detalle de los mismos es el siguiente:

a) Títulos Públicos por miles de pesos 575.195 correspondientes a nuevos instrumentos emitidos por el Gobierno Nacional que no se encuentran sujetos al proceso de reestructuración (BODEN 2012 miles de pesos 262.876, BODEN 2007 miles de pesos 31.007, BODEN 2008 miles de pesos 38.152, BOCON PRE 8 miles de pesos 27.658, BOGAR miles de pesos 199.502, BOCON PRO 12 miles de pesos 16.000).
b) Títulos Públicos por miles de pesos 37.486 alcanzados por el canje de deuda soberana que ha iniciado el Gobierno Nacional, de los cuales corresponden a Letras Externas miles de pesos 34.452. El Banco ha manifestado su intención de intervenir en el citado canje de deuda solicitando Bonos de Descuento en pesos ajustables por CER por las letras externas y Bonos Par en pesos ajustables por CER para el resto de las tenencias.
c) Préstamos Garantizados del Gobierno Nacional por miles de pesos 716.218, siendo el origen de los mismos, el canje de títulos públicos dispuesto por Decreto 1387/01, aceptados por cancelación de

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

préstamos hipotecarios en situación irregular y adquiridos en el mercado. Los mismos se encuentran contabilizados en el rubro Préstamos.

d) Préstamos al sector público no financiero provincial y municipal por miles de pesos 127.556.
e) Derechos a recibir BODEN 2012 (cobertura y compensación) de acuerdo con los artículos 28 y 29 del Decreto 905/02 por miles de pesos 2.643.754.
f) Créditos Diversos por miles de pesos 569.707, correspondientes a los activos transferidos al fideicomiso que garantiza los bonos y facilidades garantizadas provenientes del canje de deuda, de los cuales corresponden a Préstamos Garantizados del Gobierno Nacional por miles de pesos 8.834 y BODEN 2012 por miles de pesos 484.710 y BODEN 2012 depositados en garantía de las operaciones de swap de moneda por miles de pesos 76.163.

Por otra parte, los pasivos hacia el BCRA registrados al 31 de diciembre de 2004, alcanzan a miles de pesos 2.198.948, siendo las acreencias relacionadas con: i) adelantos y redescuentos por razones de iliquidez refinanciados incluidos en el matching dispuesto por Decreto 1262/02 por miles de pesos 357.917 y adelantos para suscribir BODEN 2012 de acuerdo con los artículos 28 y 29 del Decreto 905/02 por miles de pesos 1.841.031.

La exposición neta con el Sector Público, sin considerar activos líquidos en cuentas habilitadas en BCRA, asciende a miles de pesos 2.472 al 31 de diciembre de 2004, en tanto que la posición neta consolidada alcanza a miles de pesos 2.525 a la misma fecha.

Tal como se menciona en la Nota 5, de acuerdo con lo dispuesto por el Decreto 1262/03, la Unidad de Reestructuración del Sistema Financiero autorizó al BCRA a modificar las condiciones de amortización de las asistencias otorgadas oportunamente de acuerdo al cronograma presentado. A través del procedimiento descripto en las citadas disposiciones, se han afectado en garantía de esta obligación, tenencia de préstamos garantizados y dichas asistencias se amortizarán con el producto del cobro de los mencionados activos. La vida promedio de los préstamos garantizados afectados en garantía es superior al plazo solicitado de refinanciación de los citados adelantos.

El Banco tiene la intención de afectar la cartera de activos del sector público descriptos en el párrafo anterior con excepción de lo títulos transferidos al fideicomiso constituido como garantía de las Facilidades Garantizadas citadas en la Nota 1, en garantía a la aplicación del adelanto para financiar la suscripción de bonos cobertura, tal como lo indica el artículo 29 del Decreto 905/02.

La citada intención fue puesta de manifiesto mediante notas del 26 de agosto y 28 de diciembre de 2004, en las que se le informaba al BCRA que el Banco había reservado Bonos Garantizados por un valor nominal de 126.675.947 y Préstamos Garantizados de libre disponibilidad por un valor nominal de 109.391.930 para integrar la garantía del adelanto del BCRA destinado a financiar la suscripción de los bonos cobertura que le corresponden (art. 29, inc. f) y g) del Decreto 905/02).

Por otra parte, el Decreto 905/02, prevé en su artículo 17 que cada entidad financiera tendrá derecho a precancelar total o parcialmente los adelantos recibidos para la suscripción de bonos, utilizando para ello, la

Guillermo C. Martinz
Gerente de Contaduría
General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

totalidad o en su caso, la parte equivalente de los activos afectados en garantía tomados al valor en que se encontraban registrados al momento de otorgarse el adelanto, con más su devengamiento hasta la fecha de su cancelación, menos lo efectivamente cancelado, en el supuesto de falta de pago de capital o intereses por el Estado Nacional por un plazo superior a 30 días de la fecha de vencimiento respectiva, de los bonos previstos en el capítulo II (BODEN) o de los títulos indicados en los incisos b) y c) del artículo 15 (préstamos garantizados y BOGAR).

Adicionalmente, mediante Comunicación "A" 3911, complementarias y modificatorias, el BCRA resolvió que los activos entregados en garantía de adelantos otorgados para la suscripción de los bonos previstos en el Decreto 905/02, ratificado por el artículo 71 de la Ley 25827, podrán excluirse del tratamiento de valuación contable a valor presente, técnico o teórico (ver Notas 10.4. y 10.5.) a opción definitiva de las entidades, por parte o por el total de los adelantos, atento las previsiones del artículo 17 del mencionado Decreto, en cuyo caso serán registrados por el valor admitido a los fines de la constitución de garantías.

Atento a lo descripto precedentemente, la alta exposición del Banco al Sector Público no Financiero, debe ser contemplada a la luz de los pasivos contraídos con el BCRA.

7. PLAN DE NEGOCIOS Y PROYECCIONES

Dentro del marco de la normalización del sistema financiero y de la adecuación de las entidades al régimen de capitales mínimos, el BCRA emitió la Comunicación "A" 4027, mediante la cual requirió a las entidades financieras, el desarrollo de un plan de negocios y proyecciones por el período de doce meses posteriores al 30 de septiembre de 2003.

Con fecha 31 de octubre de 2003, el Banco presentó ante el Ente Rector la información solicitada, siendo los objetivos fijados oportunamente cumplidos a entera satisfacción, entre los que se destacan:

- Recuperación de la estabilidad financiera y fortalecimiento de la posición de liquidez.

    1) Cierre de la Oferta de Canje de Deuda Bancaria y por Obligaciones Negociables.

    2) Reprogramación asistencias del BCRA: el 5 de febrero de 2004 la Unidad de Reestructuración del Sistema Financiero autorizó al BCRA a extender el vencimiento de la deuda de Banco Hipotecario al plazo requerido de 89 meses.
    3) Obtención de compensaciones del Gobierno Nacional (Nota 3.1.).

- Maximización del valor actual de la cartera de créditos.

    1) Concentración de esfuerzos en la administración del portfolio actual de créditos.
    2) Mejora de los ratios de cobranza.
    3) Reestructuración de créditos en mora pesada.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

- Eficiencia y competitividad operativa.

    1) Continua optimización de recursos y reducción de costos reasignando personal a tareas de cobranza y recupero de cartera.
    2) Mantenimiento de la escala.

- Recomposición de la operatoria de intermediación financiera y de prestación de servicios.

- Fortalecimiento de la solvencia patrimonial

- Minimización de riesgos de descalce de tasas, plazos y moneda.

Con fecha 10 de marzo de 2004, el BCRA emitió la Comunicación "A" 4111, mediante la cual se rediseñó el plan de negocios y proyecciones a presentar por las entidades financieras, llevando el plazo de las mismas a 24 meses a partir del 31 de diciembre de 2003.

El Plan de Negocios para el período 2004 - 2006, presentado ante el BCRA el 19 de abril de 2004, se concentra en el desarrollo de negocios orientados a una banca universal construida sobre la actual franquicia del negocio hipotecario, según el siguiente esquema de objetivos y metas:

1) Desarrollo de nuevos productos y servicios.

    a) Ofrecer servicios de Banca Comercial.

        - Préstamos al consumo.
        - Préstamos corporativos.
        - Financiamiento estructurado.
        - Comercio Exterior.
        - Banca transaccional minorista.

    b) Apalancamiento sobre la solvencia del Banco.

        - Depósitos minoristas.
        - Adquisición de operaciones, tecnología y redes.

    c) Posicionamiento para capturar market share.

    d) Incrementar ingresos de negocios relacionados con el crédito hipotecario.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

- Nuevos seguros vinculados a la vivienda.
- Actividades de servicing de cartera de terceros.
- Financiamiento estructurado para proyectos de construcción.
- Nuevas estructuras de créditos hipotecarios.

2) Utilizar una franquicia financiera propia auto suficiente.

e) Continuar esfuerzos para mejorar ratios de cobranza.

f) Continuar con la política de reducción de costos y mejoras en eficiencias.

Con fecha 26 de abril de 2004, se presentó ante la Unidad de Reestructuración del Sistema Financiero, la reformulación y rectificación del Plan de Transformación y reorganización (Decreto 1262/03). Dicha información fue presentada en concordancia con la presentación realizada el 19 de abril de 2004 ante el BCRA, en el marco de la Comunicación "A" 4111.

8. SISTEMA DE REFINANCIACIÓN HIPOTECARIA - LEY 25798.

El 22 de junio de 2004 el Banco manifestó su adhesión al Sistema de Refinanciación Hipotecaria y certificó que la cantidad de mutuos elegibles incluidos en el Sistema ascendía a 13.225 por un importe total de miles de pesos 218.335, comprendiendo miles de pesos 193.619 el monto a refinanciar a febrero de 2004 de acuerdo con los términos de la Ley 25798 - Capítulo I. Simultáneamente First Trust of New York National Association, fiduciario del Fideicomiso BHN Master Mortgage Trust, manifestó su adhesión al Sistema certificando 228 mutuos elegibles incluidos por un importe total de miles de pesos 6.297, comprendiendo miles de pesos 6.239 el monto a refinanciar a febrero de 2004 de acuerdo con los términos de la Ley 25798. Dichos créditos fueron titulizados, y el beneficiario total del producido de los mismos es Banco Hipotecario SA.

Una vez perfeccionado el sistema previsto en la Ley, el Banco tendrá derecho a percibir bonos emitidos por el fiduciario por: i) 60% de los montos impagos títulos con vencimiento el 1 de noviembre de 2006 y ii) 40% restante títulos con vencimiento el 1 de noviembre de 2014.

A efectos de los presentes estados contables el Banco no ha registrado contablemente los derechos adquiridos provenientes de la implementación del presente sistema.

9. BANCO HIPOTECARIO SOCIEDAD ANONIMA

La Ley 24855, sancionada el 2 de julio de 1997, promulgada por el Poder Ejecutivo Nacional (PEN) mediante Decreto 677 del 22 de julio de 1997 y el Decreto reglamentario 924/97 declaró al Banco Hipotecario Nacional "sujeto a privatización" en los términos de la Ley 23696 y dispuso que el PEN proceda a su transformación en sociedad anónima. La nueva Entidad que surja de esta transformación actuará bajo la denominación "Banco Hipotecario Sociedad Anónima" y como banco comercial bajo el régimen de la Ley 21526 y

Guillermo G. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° I - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES

Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

sus modificatorias y reglamentarias y continuará, con los alcances previstos en la normativa, con los derechos y obligaciones de su predecesor.

La Ley 24855 y su Decreto reglamentario disponen que Banco Hipotecario Sociedad Anónima deberá atender por un plazo de 10 años a partir de la promulgación de la ley, entre otras, las actividades de financiación de la construcción y/o adquisición de viviendas en todo el territorio nacional. Además deberá mantener líneas de crédito destinadas a la financiación de la construcción de viviendas en pequeñas localidades del país por un monto equivalente al 10% del total de créditos que otorgue para la construcción.

Banco Hipotecario Sociedad Anónima cuenta con un capital social de miles de pesos 1.500.000, totalmente suscripto e integrado, representado por 150.000.000 de acciones ordinarias escriturales clases A, B, C y D de valor nominal $10 cada una y un voto por acción, con excepción del derecho especial de voto múltiple previsto para las acciones Clase D determinado en su estatuto social.

Con fecha 2 de febrero de 1999 el Banco de la Nación Argentina, en su carácter de fiduciario del Fideicomiso de Asistencia al Fondo Fiduciario Federal de Infraestructura Regional, efectuó la oferta pública combinada de 42.000.000 acciones Clase D ordinarias y 270.000 opciones, representando cada una de estas últimas el derecho a la compra de 100 acciones, debiendo los inversores adquirir una cantidad mínima de acciones clase D para poder ser adjudicatarios de las opciones. Dicho derecho expiró el 2 de febrero de 2004.

Se colocaron en el mercado local de capitales, con la autorización de la Comisión Nacional de Valores de la República Argentina, 13.616.606 acciones Clase D y 61.289 opciones y en el mercado internacional de capitales conforme a la Norma 144A bajo la Securities Act de 1933 de los Estados Unidos de América, 28.383.394 ADSs (Acciones Depositadas en Custodia), cada una representativa de una acción Clase D y 208.711 opciones.

Como consecuencia de la conclusión del plazo para el ejercicio de las opciones indicadas precedentemente, con fecha 2 de febrero de 2004 ciertos tenedores de las mismas adquirieron 17.909.500 de acciones clase D.

El siguiente cuadro muestra la composición del capital social, con indicación de las clases de acciones y su valor nominal.

Clase	Acciones	Valor Nominal	Capital Social
A	65.853.444	10	658.534.440
B	7.500.000	10	75.000.000
C	7.500.000	10	75.000.000
D	69.146.556	10	691.465.560
	150.000.000		1.500.000.000

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

10. BASES DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

Los presentes estados contables han sido preparados de acuerdo con normas contables establecidas por el BCRA mediante Circular CONAU 1, complementarias y modificatorias.

Los estados contables de la entidad predecesora, Banco Hipotecario Nacional, han sido ajustados por inflación conforme a las pautas descriptas en la Comunicación "A" 551 del Banco Central de la República Argentina hasta el ejercicio cerrado el 31 de diciembre de 1994 y preparados de acuerdo con las normas establecidas por Circular CONAU 1. A partir del 1° de enero de 1995, y de acuerdo con la autorización conferida por la Resolución 388 de la Superintendencia de Entidades Financieras y Cambiarias del Banco Central de la República Argentina, se discontinuó la aplicación del ajuste por inflación de los estados contables hasta el 31 de diciembre de 2001. A partir del 1 de enero de 2002, y como consecuencia de la aplicación de la Comunicación "A" 3702, basada en la derogación de toda norma legal y reglamentaria que impedía la reexpresión de saldos contables a moneda de cierre, el Banco reanudó la aplicación del ajuste por inflación, siguiendo el método de reexpresión establecido por la Resolución Técnica N° 6 de la Federación Argentina de Consejos Profesionales en Ciencias Económicas (FACPCE) utilizando el coeficiente de ajuste derivado del índice de precios internos al por mayor publicado por el Instituto Nacional de Estadísticas y Censos (INDEC). Asimismo, se ha considerado que las mediciones contables por el cambio en el poder adquisitivo de la moneda entre el 31 de diciembre de 1994 y 2001, se encuentran expresadas en moneda de esta última fecha.

Con fecha 25 de marzo de 2003, el Poder Ejecutivo Nacional emitió el Decreto 664 que establece que los estados contables de ejercicios que cierran a partir de dicha fecha sean expresados en moneda nominal. En consecuencia, y de acuerdo con la Comunicación "A" 3921 del BCRA, se discontinuó la reexpresión de los estados contables a partir del 1 de marzo de 2003.

El Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires aprobó las Resoluciones Técnicas N° 16 "Marco conceptual de las normas contables profesionales"; N° 17 "Normas contables profesionales: desarrollo de cuestiones de aplicación general"; N° 18 "Normas contables profesionales: desarrollo de algunas cuestiones de aplicación particular", N° 19 "Modificaciones a las Resoluciones Técnicas N° 4, 5, 6, 8, 9, 11 y 14", N° 20 "Instrumentos derivados y operaciones de cobertura" y N° 21 "Valor patrimonial proporcional - Consolidación de estados contables - Información a exponer sobre partes relacionadas", a través de sus Resoluciones C 238/01, C 243/01, C 261/01, C 262/01, C 187/02 y M 5/03, respectivamente. Las mencionadas Resoluciones Técnicas y las modificaciones incorporadas, entraron en vigencia para los ejercicios iniciados a partir del 1 de julio de 2002, excepto la última citada cuya fecha de vigencia es el 1 de abril de 2003. A la fecha de emisión de los presentes estados contables el BCRA no ha adoptado estas Resoluciones Técnicas.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

Los principales criterios de exposición y valuación seguidos para su preparación, se describen a continuación:

10.1. Activos y pasivos en moneda extranjera

Se han valuado al tipo de cambio de referencia del dólar estadounidense difundido por el BCRA o en el caso de tratarse de monedas distintas, se convirtieron a dólar estadounidense utilizando los tipos de pase comunicados por la mesa de operaciones del BCRA, vigentes al cierre de las operaciones del último día hábil de los ejercicios finalizados el 31 de diciembre de 2004 y 2003.

10.2. Activos en oro y otros metales preciosos

Las tenencias de oro y plata han sido valuadas utilizando la última cotización cierre vendedor registrada en el mercado de Londres, en dólares estadounidenses, neto de los gastos directos de venta y convertidos a pesos al tipo de cambio de referencia del dólar estadounidense difundido por el BCRA vigente al cierre de las operaciones del último día hábil de los ejercicios finalizados el 31 de diciembre de 2004 y 2003.

Atento lo dispuesto mediante Comunicación "A" 2290 del BCRA, las tenencias de plata han sido incluidas en el rubro Disponibilidades teniendo en cuenta que: i) cuentan con un valor de mercado que surge de cotizaciones diarias de transacciones relevantes y ii) son amonedados o conforman "barras de buena entrega" de acuerdo con la normativa contemplada por el Ente Rector.

10.3. Devengamiento de intereses y ajustes de capital (CER y CVS)

El devengamiento de intereses para la totalidad de las operaciones activas y ciertas operaciones pasivas, en moneda nacional y en moneda extranjera y cuyo lapso de vigencia supere los noventa y dos días se ha efectuado siguiendo el método exponencial, interrumpiéndose el devengamiento de intereses para préstamos cuya mora supera los noventa días.

Los ajustes de capital por aplicación del CER y CVS fueron devengados de acuerdo con normas emitidas por el BCRA, interrumpiéndose el devengamiento de los mismos para préstamos cuya mora supera los noventa días.

10.4. Títulos públicos y privados

Con cotización - Del país y del exterior:

Los títulos clasificados en las cuentas de "Tenencias para operaciones de compra-venta o intermediación" "Inversiones en títulos privados con cotización" e "Instrumentos emitidos por el BCRA" se han valuado de acuerdo al valor de cotización al último día de operaciones del ejercicio.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

Los Bonos del Gobierno Nacional BODEN en US$ 2012 clasificados en las cuentas de "Tenencias en cuentas de inversión" se han incorporado por su valor técnico, de acuerdo con los considerandos establecidos en la Comunicación "A" 3785, complementarias y modificatorias. Al fin de cada período se acrecientan en función de los intereses devengados según las condiciones de emisión. El nuevo saldo en moneda extranjera se convierte a pesos según el tipo de cambio de referencia publicado por el BCRA.

Los Bonos del Gobierno Nacional BODEN 2012 recibidos en dación en pago de titulares de préstamos hipotecarios, de acuerdo con lo establecido por Decreto 905/02, han sido valuados al 31 de diciembre de 2003 a su poder cancelatorio de asistencias recibidas del BCRA, esto es a $1.40 más CER.

Los títulos públicos nacionales originalmente emitidos en moneda extranjera y bajo legislación local, han sido pesificados a la relación $1,40 por dólar estadounidense, de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias.

Los títulos públicos nacionales originalmente emitidos en moneda extranjera no alcanzados por la pesificación, se encuentran registrados a su valor contable al 31 de diciembre de 2003, de acuerdo con las disposiciones de la Comunicación "A" 3911, complementarias y modificatorias.

Sin cotización - Del país:

Los títulos clasificados en las cuentas de "Títulos públicos sin cotización" se encuentran valuados al valor de costo más las actualizaciones y rentas devengadas pendientes de cobro.

Se encuentran registrados "Bonos Garantizados" al 31 de diciembre de 2004, emitidos por el Fondo Fiduciario para el Desarrollo Provincial recibidos en el marco del Decreto N° 1579/02, Resolución 539/02 del Ministerio de Economía y normas complementarias. Los mismos han sido valuados a su valor contable promedio (para aquellos títulos que serán afectados a garantía para la suscripción de bonos cobertura) o valor presente o técnico el menor (para los restantes títulos), ambos criterios de acuerdo con los lineamientos expresados en la Comunicación "A" 3911, complementarias y modificatorias.

Al 31 de diciembre de 2003 los Certificados CCF se encontraban valuados a su valor técnico de acuerdo con normas vigentes a esa fecha.

10.5. Préstamos

La cartera de préstamos en situación regular y cuya mora no supere los noventa días se encuentra valuada por los capitales efectivamente prestados, más los intereses capitalizados, netos de amortizaciones de capital percibidas y reconsideraciones de saldos de deuda, más ajustes (CER y CVS, en los casos que corresponda) e intereses devengados a cobrar y deducida la previsión estimada para cubrir riesgos de incobrabilidad.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

A efectos de los presentes estados contables se denominan Préstamos Pre-91 a aquellos originados con anterioridad al 1° de abril de 1991 o créditos individuales provenientes de operaciones globales iniciadas con anterioridad a dicha fecha y Préstamos Post-91 a todos aquellos créditos originados con posterioridad a la fecha señalada.

Los préstamos garantizados Decreto 1387/01 se han valuado de acuerdo con los lineamientos de la Comunicación "A" 3911, complementarias y modificatorias, de la siguiente manera:

i) los que se encuentran afectados al matching a su valor presente (flujo de fondos según condiciones contractuales, descontados a las tasas de interés dispuestas por el BCRA) o a su valor técnico (importe, actualizado, de corresponder por CER, más intereses devengados según condiciones contractuales), el menor. Ese valor ha sido comparado con el valor teórico (valor contable al 28 de febrero de 2003, neto de la cuenta regularizadora, más, si correspondiera ajuste por CER). Las diferencias de esta comparación se reflejan en una cuenta regularizadora del activo,

ii) los préstamos que serán afectados en garantía de adelantos otorgados por el BCRA para la suscripción de los bonos cobertura previstos en el Decreto 905/02 a su valor contable promedio establecido por la Comunicación "A" 3756.

Otros préstamos al sector público, no incluidos en el párrafo anterior, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias aplicándose el CER a partir del 3 de febrero de 2002 y estableciendo tasas máximas según lo dispuesto por Decreto 1579/02, en caso de haberse presentado dichos activos al canje provincial (Nota 44).

Los préstamos al Sector Privado no Financiero, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,00 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias aplicándose el CER y CVS a partir del 3 de febrero de 2002 y estableciéndose tasas máximas de acuerdo al prestatario.

10.6. Otros créditos por intermediación financiera

Los créditos hipotecarios individuales cedidos en fideicomiso pendientes de titulización registrados en el presente rubro se han valuado y pesificado siguiendo el criterio expuesto en el punto 10.3. y 10.5.

El importe registrado en la cuenta "Otros no comprendidos en las normas de clasificación de deudores - Compensación a Recibir del Gobierno Nacional" incluye el equivalente en pesos a su valor técnico del derecho a recibir, de acuerdo con los artículos 28 y 29 del Decreto 905, hasta tanto el BCRA acredite el remanente de los BODEN 2012 en dólares estadounidenses solicitados en cumplimiento de dicha disposición (ver Nota 3).

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

El Banco ha efectuado una operación de recompra de sus obligaciones negociables propias mediante un acuerdo de financiación con DePfa Investment Bank Ltd (Nota 21.2.). Bajo dicho acuerdo se han registrado en el activo los derechos a recibir obligaciones negociables propias a su valor de mercado y en el pasivo la financiación recibida del exterior.

Por otra parte, el Banco ha efectuado una operación de total return swap que comprende la adquisición a término de acciones propias. Los derechos sobre dicha adquisición, han sido valuados al precio de mercado del subyacente al cierre del presente ejercicio (ver nota 21.1).

Los derechos emergentes de operaciones de Swap de moneda efectuadas como cobertura a las obligaciones reestructuradas emitidas en Euros, han sido valuados al valor de cotización de la citada moneda de acuerdo al criterio expuesto en el punto 10.1.

Los certificados de participación en fideicomisos financieros se encuentran valuados a su valor patrimonial proporcional.

Los títulos de deuda en fideicomisos financieros se encuentran valuados a su valor nominal, actualizados por CER en los casos que corresponda, más intereses devengados hasta el cierre del ejercicio.

10.7. Participaciones en otras sociedades

Este rubro comprende principalmente las participaciones que el Banco mantiene en BACS Banco de Crédito y Securitización Sociedad Anónima, BHN Inmobiliaria Sociedad Anónima y BHN Sociedad de Inversión Sociedad Anónima (Nota 32). Al 31 de diciembre de 2004 y 2003, dichas participaciones se encuentran registradas a su valor patrimonial proporcional más, en caso de corresponder, las utilidades no trascendidas a terceros, cuyos montos ascienden a miles de pesos 119.340 y miles de pesos 114.883, respectivamente.

Las citadas participaciones surgen de los estados contables correspondientes a los ejercicios económicos finalizados el 31 de diciembre de 2004 y 2003 de BACS Banco de Crédito y Securitización Sociedad Anónima; a los períodos económicos finalizados el 30 de septiembre de 2004 y 2003 de BHN Sociedad de Inversión Sociedad Anónima; en tanto que los estados contables de BHN Inmobiliaria corresponden a los períodos económicos finalizados el 30 de junio de 2004 y 2003.

Las restantes participaciones se encuentran valuadas al valor de costo o valor estimado de recupero según corresponda, el menor.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

10.8 Créditos Diversos

Los BODEN 2012 y Préstamos Garantizados del Gobierno Nacional depositados en garantía, se valúan siguiendo los criterios expuestos en el segundo párrafo del punto 10.4. y tercer párrafo del punto 10.5., respectivamente.

10.9. Bienes de uso y diversos

Estos bienes se encuentran registrados a su valor de costo reexpresados en moneda constante hasta el 28 de febrero de 2003, siguiendo el método expuesto en el segundo y tercer párrafo de la presente nota, neto de las depreciaciones acumuladas calculadas por el método de línea recta en función de la vida útil estimada de los bienes. El costo de los bienes incorporados antes del 31 de diciembre de 1994 se encuentra reexpresado en moneda constante de esa fecha, en tanto que los movimientos posteriores a dicha fecha se encuentran valuados a moneda corriente del ejercicio al que corresponden.

El Banco registra en el rubro "Bienes Diversos - Bienes Tomados en Defensa del Crédito", unidades de vivienda ingresadas al patrimonio del Banco en concepto de cancelación de créditos hipotecarios. Los mismos se valúan a su valor de mercado o el valor del crédito neto de previsiones, el menor.

Los valores residuales de los bienes en su conjunto no exceden los valores de utilización económica, excepto por los bienes destinados a la venta, los cuales no superan su valor neto de realización.

10.10. Primas por seguros sobre viviendas, de vida, de desempleo en operaciones de préstamos y otras

La política del Banco es reconocer los ingresos por primas en oportunidad de producirse el devengamiento de la cuota del préstamo respectivo, excepto para aquellos préstamos cuya mora supere los noventa días, en tanto que los cargos por siniestros son imputados a resultados en el ejercicio en que estos ocurren.

En los estados contables se refleja una reserva por miles de pesos 12.013 que se expone en el Patrimonio Neto - Reservas de Utilidades - Otras y una reserva por la actividad de seguros por miles de pesos 10.098 y miles de pesos 9.358 al 31 de diciembre de 2004 y 2003, respectivamente, expuesta en el rubro "Previsiones" del Pasivo.

10.11. Bienes intangibles

Corresponde a gastos de organización y desarrollo de sistemas. Los mismos han sido reexpresados en moneda constante hasta el 28 de febrero de 2003 siguiendo el método expuesto en el primer párrafo de la presente nota y se amortizan sobre base mensual y por el método de línea recta en función de la vida útil asignada.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

10.12. Depósitos

Los depósitos se encuentran valuados a su valor de imposición, más ajustes (CER) e intereses devengados en caso de corresponder. La retribución fija de cada operación se devenga en forma exponencial, en tanto que la retribución variable en el caso de los plazos fijos con cláusula CER en "Cuentas de Inversión" se devenga aplicando la proporción de retribución pactada a la variación positiva en el precio del activo financiero o índice de activos financieros, operada entre el momento de concertación y el cierre de mes.

Los depósitos, originalmente otorgados en moneda extranjera han sido pesificados a la relación $1,40 por dólar estadounidense de acuerdo con lo dispuesto por la Ley 25561, el Decreto 214 y sus normas complementarias y modificatorias, aplicándose el CER a partir del 3 de febrero de 2002.

10.13. Otras obligaciones por intermediación financiera

Las operaciones vigentes al 31 de diciembre de 2003, originalmente pactadas en moneda extranjera de opciones y futuros liquidadas y/o con acuerdo de liquidación escritos entre las partes con anterioridad a la vigencia de Decreto 992/02 se encuentran valuadas a los distintos tipos de cambio pactados en la liquidación de cada operación entre las partes. Las restantes operaciones no renegociadas a la fecha de vigencia del citado decreto han sido pesificadas a la relación de cambio $1,40 por dólar estadounidense, encontrándose registradas como operaciones a la vista.

Las obligaciones en dólares estadounidenses emergentes de operaciones de Swap de moneda efectuadas como cobertura a las obligaciones reestructuradas emitidas en Euros, han sido valuadas de acuerdo al criterio expuesto en el punto 10.1.

10.14. Valuación de Opciones

Las primas por opciones de compra lanzadas y tomadas se han devengado linealmente durante el plazo de duración del contrato.

10.15. Previsiones pasivas

El Banco realiza estimaciones sobre contingencias registrándolas en el rubro de Previsiones del Pasivo. Las mismas comprenden diferentes conceptos tales como riesgo de seguro, previsiones por juicios, riesgos no previstos, etc.

10.16. Indemnizaciones por despido

El Banco no constituye previsiones para cubrir el riesgo de las indemnizaciones por despido del personal. Las erogaciones correspondientes a este concepto son cargadas a los resultados del ejercicio en que se producen.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

10.17. Impuesto a las ganancias

De acuerdo con lo establecido en el artículo 28 de la Ley 24855, Banco Hipotecario Sociedad Anónima está alcanzado por el impuesto a las ganancias, excepto para todas las operaciones de crédito para la vivienda concretadas con anterioridad al 23 de octubre de 1997, fecha de inscripción del estatuto en la Inspección General de Justicia.

El Banco reconoce, cuando corresponda, los cargos a resultados y registra una provisión en el pasivo por el impuesto determinado sobre sus operaciones imponibles en el ejercicio fiscal al que correspondan.

10.18. Impuesto a las ganancias mínimas presuntas

No obstante que el impuesto ingresado puede considerarse como un crédito fiscal a cuenta del impuesto a las ganancias por un período de hasta 10 años, el Banco ha imputado dicha erogación a resultados.

10.19. Patrimonio neto

a. Capital social, reservas y ajuste de capital:

Los movimientos y saldos en cuentas del patrimonio neto anteriores al 31 de diciembre de 1994 han sido reexpresados en moneda de esa fecha, siguiendo el método expuesto en la presente nota. Los movimientos posteriores a dicha fecha se encuentran expuestos en moneda corriente del ejercicio al que corresponden. Los saldos de cuentas del Patrimonio Neto al 31 de diciembre de 2004 se encuentran reexpresados hasta el 28 de febrero de 2003 de acuerdo con lo expresado en el tercer párrafo. El ajuste derivado de la reexpresión del saldo de "Capital Social" fue imputado a "Ajustes al Patrimonio".

b. Resultados:

Se encuentran imputados los resultados devengados en el ejercicio, con independencia de que se haya efectivizado su cobro o pago. Los resultados monetarios por exposición a la inflación fueron determinados hasta el 28 de febrero de 2003 según se indica:

b.1) Resultado monetario por intermediación financiera: incluye el resultado por exposición a la inflación originado en activos y pasivos relacionados con el ejercicio de la actividad de intermediación habitual entre la oferta y la demanda de recursos financieros.

b.2) Resultado monetario vinculado con egresos operativos: incluye el resultado por exposición a la inflación originado en activos y pasivos monetarios en pesos, relacionados con gastos de administración.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

b.3) Resultado monetario por otras operaciones: Incluye el resultado por exposición a la inflación originado en activos y pasivos que no están relacionados con la intermediación financiera.

c. Ajuste de Resultados de Ejercicios Anteriores (ver Nota 41).

La preparación de estados contables requiere por parte del Directorio del Banco la realización de estimaciones que afectan activos y pasivos, resultados del ejercicio y la determinación de activos y pasivos contingentes a la fecha de los mismos. Dado que dichas estimaciones involucran juicios de valor respecto de la probabilidad de ocurrencia de hechos futuros, los resultados reales pueden diferir de los estimados pudiendo ocasionar pérdidas o ganancias que afecten los ejercicios subsecuentes. Por otra parte se han considerado todas las disposiciones legales y reglamentarias vigentes hasta la fecha de presentación.

La información de los estados contables del ejercicio anterior, que se presenta a fines comparativos, incluye ciertas reclasificaciones y ajustes que contemplan aspectos específicos de exposición a los efectos de presentarla sobre bases uniformes con las del presente ejercicio.

11. DIFERENCIAS ENTRE NORMAS DEL BCRA Y NORMAS CONTABLES PROFESIONALES

Las principales diferencias entre las normas del BCRA y las normas contables profesionales, considerando lo expuesto en la primera parte de la Nota 10, se detallan a continuación:

11.1. Criterios de valuación

a) <u>Compensación a recibir, según artículos 28 y 29 del Decreto 905/02 y títulos en cuentas de inversión</u>

Al 31 de diciembre de 2004 y 2003, el Banco mantiene contabilizado en los rubros "Títulos Públicos - Tenencias en cuentas de inversión", "Otros Créditos por Intermediación Financiera - Otros no comprendidos en las normas de clasificación de deudores" y "Créditos Diversos - Otros" los títulos públicos recibidos y a recibir, respectivamente, originados en la compensación establecida por los artículos 28 y 29 del Decreto 905/02.

Adicionalmente, existen BODEN 2012 recibidos como cancelación de préstamos hipotecarios, mantenidos en cuentas de inversión.

De acuerdo con normas contables profesionales, la valuación debería realizarse de acuerdo con los valores de cotización netos de los gastos estimados de venta, imputando las diferencias de cotización a los resultados de cada ejercicio, excepto que exista capacidad e intención de mantener los mismos hasta su vencimiento.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

b) Previsiones Sector Público No Financiero

La normativa vigente respecto a previsionamiento emanada del BCRA determina que las acreencias con el Sector Público no se encuentren sujetas a previsiones por riesgo de incobrabilidad. De acuerdo con normas contables profesionales dichas previsiones deben estimarse en función al riesgo de recuperabilidad de los activos.

c) Contabilización del impuesto a las ganancias por el método del impuesto diferido

El Banco determina el impuesto a las ganancias aplicando la tasa vigente sobre la utilidad impositiva estimada, sin considerar el efecto de las diferencias temporarias entre el resultado contable y el impositivo. De acuerdo con las normas contables profesionales, el reconocimiento del impuesto a las ganancias debe efectuarse por el método del impuesto diferido (Nota 36).

d) Préstamos garantizados, títulos públicos y otros similares

Durante el ejercicio finalizado el 31 de diciembre de 2001, y como consecuencia de lo dispuesto por el Decreto Nro. 1387/01, con fecha 6 de noviembre de 2001, la Entidad canjeó al Gobierno Nacional títulos públicos nacionales (clasificados y valuados como "Cuentas de Inversión", según los criterios establecidos por el BCRA), por Préstamos Garantizados Nacionales los cuales al 31 de diciembre de 2003 y 2004 se encuentran registrados en el rubro "Préstamos al Sector Público". Asimismo, y de acuerdo con lo dispuesto por el Decreto 1579/02, la Entidad canjeó al Fondo Fiduciario de Desarrollo Provincial financiaciones a los gobiernos provinciales por Bonos Garantizados Provinciales (BOGAR) los cuales al 31 de diciembre de 2004 y 2003 se exponen en el rubro Títulos Públicos y Privados.

A esas fechas, la Entidad valuó ambos activos a su valor presente o su valor técnico, de ambos el menor, de acuerdo con lo dispuesto por la Comunicación "A" 3911 complementarias y modificatorias del BCRA, excepto aquellos afectados en garantía de los adelantos otorgados por el ente rector para la suscripción de los bonos previstos en el Decreto 905/02. Considerando lo dispuesto por la Resolución CD Nro. 290/01 del CPCECABA, al 31 de diciembre de 2004 y 2003 la valuación de éstos activos debería haberse realizado considerando los respectivos valores de cotización al 6 de noviembre de 2001 de los títulos canjeados, los que a partir de dicha fecha se consideran como costo de transacción, de corresponder, más los correspondientes intereses devengados hasta el cierre de cada periodo a la tasa interna de retorno.

El Banco ha registrado como Ajuste de Resultados de Ejercicios Anteriores la diferencia positiva de reconocer activos del Sector Público a su valor cancelatorio de asistencias para la adquisición de bonos Cobertura (Decreto PEN 905/02) de acuerdo con los lineamientos de la comunicación "A" 4095 (ver nota 41). Dicho concepto debe contemplarse como resultado del ejercicio bajo Normas Contables Profesionales en razón de haberse verificado el hecho en el mismo.

Guillermo C. Martinz
Gerente de Contaduria General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

e) Compensación CER - CVS

El Banco ha desafectado el importe correspondiente a la compensación por indexación asimétrica afectando los resultados de ejercicios anteriores, en base al criterio establecido en la Comunicación "A" 4202 del BCRA. De acuerdo con las normas contables profesionales debería afectarse el resultado del ejercicio (ver nota 41).

f) Valuación a valor patrimonial proporcional

La RT 21 establece para el cálculo del valor patrimonial proporcional, que las fechas de cierre de los ejercicios económicos deben ser coincidentes para la inversora como así también para las emisoras, este criterio difiere de lo dispuesto por el BCRA. Adicionalmente deberá considerarse igual criterio de valuación de acuerdo con normas contables profesionales para todas las subsidiarias. (nota 10.7.).

g) Reexpresión a moneda constante

Los estados contables al 31 de diciembre de 2003 reconocen los efectos de las variaciones en el poder adquisitivo de la moneda hasta el 28 de febrero de 2003, siguiendo el método de reexpresión establecido por la RT N° 6 (modificada por la RT N° 19) de la FACPCE. De acuerdo con lo dispuesto por el Decreto 664/03 del Poder Ejecutivo, la Comunicación "A" 3921 del BCRA y la Resolución 441 de la CNV, el Banco discontinuó la aplicación de dicho método y, por lo tanto, no reconoció contablemente los efectos de las variaciones en el poder adquisitivo de la moneda originados a partir del 1 de marzo de 2003.

De acuerdo con lo dispuesto por las Resoluciones MD 10 y 41/2003 del CPCECABA, las normas contables profesionales mantuvieron vigente la aplicación de este método hasta los ejercicios cerrados al 31 de diciembre de 2003.

No obstante, dado que la variación del IPIM por el período marzo/septiembre de 2003 fue de 2,1% (negativa), los efectos de no haber reconocido dichas variaciones no han sido significativos en relación con los presentes estados contables.

11.2. Aspectos de exposición

a) Estado de origen y aplicación de fondos, Resultado por acción y Segmento de negocio

El criterio establecido por la RT 19, para la exposición de estos conceptos, difiere de lo que se establece la CONAU 1 del BCRA.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

12. CLASIFICACIÓN Y PREVISIONAMIENTO DE DEUDORES

Las previsiones por riesgo de incobrabilidad constituidas al 31 de diciembre de 2004 y 2003 contemplan las previsiones mínimas requeridas por el Banco Central de la República Argentina, el previsionamiento de créditos individuales refinanciados de acuerdo con el criterio detallado en los párrafos siguientes, el fondo especial de subsidio (Nota 13), incluido el aporte especial efectuado por el Banco al 31 de marzo de 2000 y ciertas estimaciones relacionadas con el impacto coyuntural sobre la recuperabilidad de la cartera de préstamos hipotecarios.

Los intereses capitalizados con anterioridad a la entrada en mora de los créditos son previsionados de acuerdo con las pautas mínimas de previsionamiento, considerándose los mismos como capital.

En virtud de las pautas establecidas por la Ley 24441 de Financiamiento de la Vivienda y la Construcción, el criterio de previsionamiento seguido por el Banco para los emprendimientos constructivos con transmisión de dominio fiduciario, incluidos en la cartera comercial, consiste en la clasificación del deudor en función de la evaluación del flujo de fondos futuro de los emprendimientos en curso de ejecución, considerando cada uno de dichos emprendimientos como un flujo de fondos independiente del resto del patrimonio del deudor.

El Banco mantiene la siguiente política de clasificación y previsionamiento sobre créditos individuales que se encuentran en situación irregular y sean reestructurados:

a. Mantener la clasificación de todos aquellos préstamos que sean objeto de: i) aplicación del artículo 13 de la Ley 24143 y/o; ii) reestructuración, ya sea mediante convenio de pago, capitalización de la mora o subsidio, hasta seis meses posteriores a la normalización de los mismos,

b. Vencido el plazo establecido en el punto precedente, a partir del séptimo mes se procederá, según corresponda, de la siguiente manera:

   b.1. Si no se verificara un atraso mayor a 30 días en el pago de los servicios, se clasificará el préstamo en categoría "normal".

   b.2. Si se verificara un atraso mayor a los 30 días en el pago de los servicios, su clasificación resultará de la sumatoria de los días de atraso actual y los que registraba antes de la refinanciación hasta tanto el atraso no resulte igual o inferior a los 30 días, en cuyo caso sería de aplicación lo determinado en el acápite anterior.

c. Todos aquellos créditos de las carteras de préstamos hipotecarios individuales que superen los 24 meses de mora serán previsionados al 100%, procediéndose a su desafectación del activo del Banco como máximo transcurridos 3 meses contados a partir del momento en que fueran totalmente previsionados.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.

(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

d. Aquellos créditos que habiendo sido desafectados del activo, de acuerdo con las pautas indicadas en el punto c. anterior, sean reestructurados y regularicen su situación, serán reincorporados al activo del Banco cuando los mismos no verifiquen atrasos superiores a 30 días durante seis meses consecutivos.

Como consecuencia de lo expuesto en los puntos c. y d. anteriores y la aplicación de la Comunicación "A" 2357 del Banco Central de la República Argentina, sus complementarias y modificatorias, al 31 de diciembre de 2004 y 2003 se encuentran registrados en cuentas de orden miles de pesos 921.208 y miles de pesos 788.484 respectivamente.

El Directorio del Banco, en función de lo mencionado anteriormente, considera que las previsiones por riesgo de incobrabilidad constituidas son suficientes para mantener el nivel de previsiones mínimas exigidas por las normas del Banco Central de la República Argentina y por las normas contables profesionales sobre el monto total de la cartera.

13. FONDO ESPECIAL DE SUBSIDIO

El artículo 13 de la Ley 24143 dispuso la constitución por parte del Banco de un fondo especial destinado a subsidiar los servicios de reembolso de los prestatarios que se encuentren afectados por situaciones de emergencia económica que no pudieran ser atendidas mediante la renegociación del crédito. Dicho fondo fue oportunamente reglamentado por el Banco, y a partir de ese momento se integra mediante la afectación del 2% de las sumas percibidas en concepto de intereses sobre préstamos para la vivienda.

Atendiendo los problemas de la cartera de préstamos individuales Pre-91, relacionados con prestatarios en situación de emergencia social, el Directorio resolvió con fecha 16 de mayo de 2000 destinar miles de pesos 35.392 para ser aportados en carácter extraordinario al fondo que la Entidad está obligada a constituir de conformidad con lo dispuesto en los artículos 13 de la Ley 24143 y 17, inc. c) de la Ley 24855, para subsidiar total o parcialmente a los deudores que atraviesen situaciones graves de emergencia económica y social. El Banco ha registrado contablemente este aporte como un incremento de la Previsión por Riesgo de Incobrabilidad del rubro Préstamos con contrapartida en resultados - en la línea "Cargo por Incobrabilidad".

El saldo del fondo al 31 de diciembre de 2004 y 2003 alcanza a miles de pesos 12.138 y miles de pesos 13.539, respectivamente, incluyendo el aporte extraordinario efectuado al 31 de marzo de 2000, precedente y deducidas las correspondientes aplicaciones. La Ley 24855 dispuso que el Banco deberá continuar por un plazo de 10 años a partir del 22 de julio de 1997 realizando aportes a dicho fondo en los términos establecidos en la Ley 24143.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

14. BIENES DE DISPONIBILIDAD RESTRINGIDA

Al 31 de diciembre de 2004, la entidad mantiene registrada asistencia financiera recibida del Banco Central de la República Argentina por miles de pesos 357.917. Como garantía de estas operaciones, se constituyeron derechos de prenda en primer grado sobre activos creditorios provenientes del Contrato de préstamo garantizado a tasa fija (7%) con vencimiento en 2011 por aproximadamente miles de pesos 491.041. A tal efecto, se encuentra registrado en el rubro Otras Obligaciones por Intermediación Financiera el financiamiento obtenido, y en cuentas de orden los saldos representativos de los derechos eventuales.

De conformidad con los compromisos asumidos en la Oferta de Canje de la deuda externa del Banco (Nota 1), se constituyó un fideicomiso bajo la ley Argentina mediante un Contrato de Fideicomiso celebrado entre el Banco y ABN AMRO Bank NV, sucursal Argentina. Al 31 de diciembre de 2004 se encuentran transferidos al fideicomiso miles de pesos 484.710 en BODEN 2012 y su correspondiente renta y miles de pesos 8.834 en Préstamos Garantizados del Gobierno Nacional. Estas garantías se encuentran registradas en el rubro "Créditos Diversos" (Nota 18).

Al 31 de diciembre de 2004, el Banco mantiene depositados miles de pesos 76.163 en BODEN 2012 como garantía por las operaciones de swap de moneda (Notas 21.3. y 21.4.). Estos depósitos en garantías se encuentran registrados en el rubro "Créditos Diversos" (Nota 18).

Al 31 de diciembre de 2004 el Banco ha constituido garantías específicas sobre el contrato de venta futura con Depfa Investment Bank Ltd por miles de pesos 996 (Nota 21.2.). Estos depósitos en garantías se encuentran registrados en el rubro "Créditos Diversos" (Nota 18).

Al 31 de diciembre de 2003 se mantenía un depósito en garantía en el ABN AMRO BANK, sucursal Curaçao, actuando dicha entidad como Agente Escrow, con el objeto de garantizar el pago del precio de la Oferta de Canje de la deuda externa del Banco. El citado depósito en garantía alcanzaba miles de pesos 284.088 (Nota 18).

Se encuentra registrado al 31 de diciembre de 2004 y 2003 en el rubro "Créditos Diversos" acciones en garantía por opciones de compra lanzadas por miles de pesos 17. 372 y miles de pesos 10.075, respectivamente.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

15. SEGURO SOBRE BIENES QUE GARANTIZAN LA CARTERA HIPOTECARIA Y SEGUROS DE VIDA Y DE DESEMPLEO SOBRE BENEFICIARIOS

El Banco otorga cobertura de seguros sobre:

- Viviendas hipotecadas que garantizan su cartera de créditos, por el valor asignado a los bienes asegurados: Daños materiales causados por incendios, explosiones, rayos, terremotos, ciertos hechos de tumulto popular, terrorismo y otros según las condiciones generales establecidas por el Banco.

- Seguro de vida cancelatorio de deuda para los prestatarios del Banco: Riesgo de muerte del responsable económico, prestatario o no, con efecto cancelatorio de la deuda por capital que se registre a la fecha del siniestro, según las condiciones establecidas por el Banco. Son asegurables las personas físicas menores a 56 años y hasta que cumplan 80 años de edad.

- Seguro de Desempleo de los responsables económicos que sean titulares de operaciones de crédito: Cubre el riesgo de desempleo cuando se cumplan las condiciones estipuladas en la Ley Nacional de Empleo 24013 con una cobertura máxima de hasta seis cuotas mensuales, con opción a renovar dicha cobertura por otros seis servicios con pago de prima adicional, una vez que el asegurado haya celebrado contrato de trabajo por un plazo superior a doce meses.

- Seguro combinado familiar sobre viviendas: cubre diferentes riesgos tales como, incendio y robo de contenido general y equipo electrónico de uso doméstico, cristales, responsabilidad civil por incendio o explosión, remoción de escombros, daños al edificio por robo, gastos de hospedaje y servicios de asistencia domiciliaria.

Las políticas contables establecidas por el Banco para registrar las operaciones vinculadas a estos seguros se describen en Nota 10.10. La Entidad cubre los riesgos involucrados por la actividad aseguradora con su propio patrimonio.

Asimismo, el Banco comercializa seguros sobre Accidentes Personales y Salud, cuyas cobertura, riesgo y siniestros son asumidos por Compañías Aseguradoras independientes del Banco Hipotecario.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

El monto de las primas de seguro por los conceptos arriba mencionados, los siniestros abonados y los cargos vinculados con la actividad aseguradora, imputados a los resultados de los ejercicios finalizados el 31 de diciembre de 2004 y 2003, fueron los siguientes:

	31/12/04	31/12/03
	Miles de pesos	Miles de pesos
Primas seguro de incendio	12.697	15.501
Primas seguro de vida	26.762	29.111
Primas seguro de desempleo	1.652	1.902
Primas seguros adicionales	2.327	1.757
Total primas (Nota 26)	43.438	48.271

	31/12/04	31/12/03
	Miles de pesos	Miles de pesos
Siniestros incendio	295	425
Siniestros vida	7.083	7.688
Siniestros desempleo	219	283
Siniestros seguros adicionales	262	207
Total siniestros (Nota 27)	7.859	8.603

Las primas de seguros indicadas se exponen en el rubro "Ingresos por servicios", en tanto que los siniestros se exponen en el rubro "Egresos por servicios". El cargo correspondiente a las previsiones relacionadas a esta actividad aseguradora se incluye en el rubro "Pérdidas diversas".

16. OTROS CRÉDITOS POR INTERMEDIACION FINANCIERA

La composición de la línea "Otros comprendidos en las normas de clasificación de deudores" del rubro "Otros créditos por intermediación financiera" es la siguiente:

	31/12/04	31/12/03
	Miles de pesos	Miles de pesos
Préstamos hipotecarios cedidos en fideicomiso (Nota 17)	255.622	308.187
Contrato de cobertura financiera	73.944	-
Bonos compensatorios - Ley 25796 (Nota 3.2)	-	81.645
Otros	8.186	19.064
Total	337.752	408.896

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

La composición de la línea "Otros no comprendidos en las normas de clasificación de deudores" del rubro "Otros créditos por intermediación financiera" es la siguiente:

	31/12/04	31/12/03
	Miles de pesos	Miles de pesos
Compensación a recibir del Gobierno Nacional (US$)	2.643.754	2.590.988
Certificados de participación en Fideicomisos (Nota 17)	90.076	53.160
Obligaciones Negociables propias en cartera (*)	239.724	86.061
Títulos subordinados Clase B garantizados con hipotecas (Nota 17)	78.411	55.286
Total	3.051.965	2.785.495

(*) El Banco mantiene miles de pesos 145.969 de Obligaciones Negociables propias en cartera (largo plazo) a efectos de su posible canje con tenedores que no ingresaron en la oferta inicial.

17. TITULIZACION DE CARTERA DE CREDITOS HIPOTECARIOS

El Banco ha celebrado diversos contratos de fideicomiso financiero mediante los cuales, en su carácter de fiduciante, transmite la propiedad fiduciaria de créditos hipotecarios de su cartera de préstamos a First Trust of New York, en carácter de fiduciario. Una vez transferidos los créditos hipotecarios al fiduciario, éste procede a emitir los correspondientes títulos valores representativos de deuda y certificados de participación y a cancelar con el producido de la colocación el monto de los créditos cedidos por el Banco. Los bienes fideicomitidos constituyen un patrimonio separado del patrimonio del fiduciario y del fiduciante.

El fiduciario es responsable de administrar los fondos fiduciarios previamente constituidos de acuerdo con las especificaciones contenidas en el contrato de fideicomiso.

Al 31 de diciembre de 2004 y 2003 se encuentran contabilizados en la línea "Otros comprendidos en las normas de clasificación de deudores "del rubro "Otros créditos por intermediación financiera" miles de pesos 255.622 y miles de pesos 308.187 respectivamente correspondientes a créditos hipotecarios originalmente otorgados en moneda extranjera y pesificados por ley 25561 y Decreto 214 inscriptos a favor del fiduciario, en la línea "Intereses devengados a cobrar comprendidos en la norma de clasificación de deudores" del mismo rubro miles de pesos 14.393 y miles de pesos 19.668 respectivamente correspondientes a los intereses y ajustes (CER) devengados a cobrar. Dichos créditos se mantienen en el activo del Banco dado que a esa fecha el fiduciario no había emitido los títulos respectivos y el Banco mantiene el doble carácter de fiduciante y único beneficiario.

Durante el presente ejercicio el Banco creó un Programa Global de Valores Fiduciarios "CEDULAS HIPOTECARIAS ARGENTINAS" para la titulización de créditos individuales para la vivienda con garantía

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

hipotecaria, por hasta un valor nominal de pesos 500.000.000, el cual fue autorizado por Resolución N° 14814 del 3 de junio de 2004 por la Comisión Nacional de Valores.

Dentro del marco del Programa citado, el Banco en su carácter de fiduciante, BACS Banco de Crédito y Securitización SA, en su carácter de organizador y administrador general y Deutsche Bank SA, en su carácter de fiduciario financiero se constituyó el Fideicomiso Financiero Cédulas Hipotecarias Argentinas Serie I, 2004-1, el que con fecha 14 de junio de 2004, realizó el lanzamiento de la primera emisión de las Cédulas Hipotecarias de Ahorro (CHA) por un valor nominal de pesos 50.000.000.

El 23 de junio de 2004 se cerró la oferta, habiéndose colocado los Valores de Deuda Fiduciarios Senior CHA, Serie I, 2004-1 por un valor nominal de pesos 40.000.000 a un precio de 95,82%, en tanto que los Valores de Deuda Fiduciarios Clase B CHA, Serie I 2004-1 y los Certificados de Participación CHA, Serie I 2004-1 no fueron colocados y el fiduciante resolvió recibir dichos Valores a la par, por un valor nominal de pesos 5.000.000 y 4.999.916, respectivamente, como parte de pago de una parte de la cartera de Letras Hipotecarias cedidas fiduciariamente al Fideicomiso.

La fecha de emisión de los Valores Fiduciarios fue el 25 de junio de 2004.

El 17 de noviembre de 2004 se cerró la oferta, habiéndose colocado los Valores de Deuda Fiduciarios Senior CHA, Serie II, 2004-2 por un valor nominal de pesos 39.950.000 a un precio de 100,00%, en tanto que los Valores de Deuda Fiduciarios Clase B CHA, Serie II 2004-2 y los Certificados de Participación CHA, Serie II 2004-2 no fueron colocados y el fiduciante resolvió recibir dichos Valores a la par, por un valor nominal de pesos 4.995.000 y 5.002.077, respectivamente, como parte de pago de una parte de la cartera de Letras Hipotecarias cedidas fiduciariamente al Fideicomiso.

La fecha de emisión de los Valores Fiduciarios fue el 19 de noviembre de 2004.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° I - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

A la fecha de los presentes estados contables se encuentran constituidos los fondos/fideicomisos que se enumeran a continuación:

1. Fondo Hipotecario BHN I, Fideicomiso Hipotecario BHN II, Fideicomiso Hipotecario BHN III, Fideicomiso Hipotecario BHN IV, Fideicomiso Hipotecario BACS I, Fideicomiso Hipotecario BACS Funding I, Fideicomiso Hipotecario BACS Funding II, Fideicomiso Hipotecario BHSA I 2002, Fideicomiso Financiero Cédulas Hipotecarias Argentinas Serie I, 2004-1 y Fideicomiso Financiero Cédulas Hipotecarias Argentinas Serie II, 2004-2, cuyas condiciones de emisión son las siguientes:

	Títulos de deuda Clase A1/AV	Títulos de deuda Clase A2/AF	Títulos de deuda Clase B	Certificados de Participación	Total
BHN I- Emisión 29.10.1996 (*)					
Valor nominal en miles de pesos	60.292	18.778	9.302	4.652	93.024
Vencimiento declarado	25.05.2005	25.09.2001	25.01.2014	25.01.2014	
BHN II- Emisión 09.05.1997 (*)					
Valor nominal en miles de pesos	44.554	51.363	3.730	6.927	106.574
Vencimiento declarado	25.03.2011	25.07.2009	25.03.2012	25.05.2013	
BHN III- Emisión 29.10.1997 (*)					
Valor nominal en miles de pesos	14.896	82.090	5.060	3.374	105.420
Vencimiento declarado	31.05.2017	31.05.2017	31.05.2018	31.05.2018	
BHN IV- Emisión 15.03.2000 (*)					
Valor nominal en miles de pesos	119.500	36.500	24.375	14.625	195.000
Vencimiento declarado	31.03.2011	31.03.2011	31.01.2020	31.01.2020	
BACS I - Emisión 15.02.2001 (*)					
Valor nominal en miles de pesos	30.000	65.000	12.164	8.690	115.854
Vencimiento declarado	31.05.2010	31.05.2010	30.06.2020	30.06.2020	
BACS Funding I - Emisión 15.11.2001 (*)					
Valor nominal en miles de pesos				29.907	29.907
Vencimiento declarado				15.11.2031	
BACS Funding II - Emisión 23.11.2001 (*)					
Valor nominal en miles de pesos				12.104	12.104
Vencimiento declarado				23.11.2031	

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
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C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

	Títulos de deuda Clase A1/AV	Títulos de deuda Clase A2/AF	Títulos de deuda Clase B	Certificados de Participación	Total
BHSA I - Emisión 01.02.2002					
Valor nominal en miles de pesos				43.412	43.412
Vencimiento declarado				01.02.2021	
CHA I - Emisión 25.06.2004					
Valor nominal en miles de pesos	40.000		5.000	5.000	50.000
Vencimiento declarado	31.12.2010		31.03.2012	31.03.2012	
CHA II – Emisión 19.11.2004					
Valor nominal en miles de pesos	40.000		5.000	5.000	50.000
Vencimiento declarado	31.12.2011		31.01.2016	31.01.2016	

(*) Fideicomisos alcanzados por la pesificación de activos y pasivos en moneda extranjera dispuesta por Ley 25561 y Decreto 214, a la relación $1,00 por dólar estadounidense, por haberse constituido oportunamente bajo legislación argentina. No obstante lo expuesto existen ciertos reclamos de inversores extranjeros con respecto al proceso de pesificación efectuado y consecuentemente la definición de sus impactos económicos.

En todos los casos los títulos clase B están subordinados al pago de los títulos clase A. Asimismo, el reembolso de los certificados de participación será efectuado una vez cancelada la totalidad de los títulos de clase A y B emitidos y en la medida que existan fondos suficientes remanentes en los fondos fiduciarios.

Al 31 de diciembre de 2004 y 2003, el Banco mantenía en cartera los siguientes títulos correspondientes a los fondos indicados anteriormente y adicionalmente posee el certificado de participación del Fideicomiso Financiero BACS II y títulos de deuda del Fideicomiso Red Mutual I:

	31/12/04 Miles de pesos	31/12/03 Miles de pesos
Títulos de deuda Clase B - BHN III	13.525	13.295
Títulos de deuda Clase B - BHN IV	53.744	41.991
Títulos de deuda Clase B - CHA I	5.292	-
Títulos de deuda Clase B - Red Mutual I	790	-
Títulos de deuda Clase B - CHA II	5.060	-
Subtotal	78.411	55.286

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha 9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

	31/12/04	31/12/03
	Miles de pesos	Miles de pesos
Certificado de participación - BHN II	27.229	19.814
Certificado de participación - BHN III	11.196	-
Certificado de participación - BHN IV	1.185	-
Certificado de participación - BACS II	38.485	33.346
Certificado de participación - CHA I	6.979	-
Certificado de participación - CHA II	5.002	-
Subtotal	90.076	53.160
Total	168.487	108.446

18. CREDITOS DIVERSOS

El detalle de "Otros" del rubro "Créditos diversos" es el siguiente:

	31/12/04	31/12/03
	Miles de pesos	Miles de pesos
Anticipos y retenciones de impuestos	9.100	12.729
Cuentas a cobrar de entidades gubernamentales	3.893	6.705
Cuentas a cobrar por préstamos administrados	6.002	11.519
Gastos, impuestos y adelantos de terceros a recuperar	11.177	7.987
Bancos corresponsales	2.458	2.606
Garantías por opciones de compra lanzadas (Nota 14)	17.372	10.075
Depósito en garantía por contratos financieros (Nota 14)	77.159	-
Depósito en garantía - Fideicomiso ABN AMRO BANK (Nota 14)	493.544	-
Depósito Escrow ABN AMRO BANK (Nota 14)	-	284.088
Otros	28.615	19.098
Total	649.320	354.807

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

19. OBLIGACIONES NEGOCIABLES Y OTRAS FINANCIACIONES

El valor nominal residual contractual de las obligaciones negociables al 31 de diciembre de 2004 asciende a miles de pesos 2.717.257. Dicho monto está compuesto por Cédulas Hipotecarias Argentinas ("CHA") emitidas dentro del programa global de "Euro Medium Term Notes" ("EMTN") y Obligaciones Negociables simples no convertibles en acciones dentro del marco de un programa global de "Global Medium Term Notes" ("GMTN") y las nuevas emisiones citadas en la Nota 1.

El saldo de las obligaciones negociables se encuentra incluido en el rubro "Otras obligaciones por intermediación financiera". El valor nominal residual de cada una de las series de las obligaciones negociables emitidas es el siguiente:

	FECHA DE EMISION	FECHA DE VTO.	TASA INTERES ANUAL	VNR 31/12/04	VNR 31/12/03
				Miles de pesos	Miles de pesos
EMTN (CHA)					
Serie III (US$100.000 miles)	07/08/96	07/08/06	10,625%	2.102	2.162
GMTN					
Serie I (US$ 300.000 miles)	17/04/98	17/04/03	10,000%	36.301	43.998
Serie IV (US$175.000 miles)	03/12/98	03/12/08	13,000%	1.606	2.669
Serie VI (US$135.909 miles)	15/03/99	15/03/02	12,250%	2.019	2.469
Serie XVI (US$125.000 miles)	17/02/00	17/02/03	12,625%	30.844	33.058
Serie XVII (EURO 100.000 miles)	27/03/00	27/03/02	9,000%	2.962	2.706
Serie XXII (EURO 100.000 miles)	18/10/00	18/10/02	8,750%	779	890
Serie XXIII (EURO 150.000 miles)	06/02/01	06/02/04	10,750%	24.178	45.222
Serie XXIV (US$107.000 miles)	15/03/02	15/03/05	9,000%	19.076	25.126
Serie XXV (EURO 165.700 miles)	15/03/02	15/06/05	8,000%	23.767	28.714
Bono Garantizado (US$107.941 miles)	15/09/03	03/08/10	Libor + 2.5%	168.213	316.590
Bono Largo Plazo (US$449.880 miles)	15/09/03	01/12/13	3,0 - 6,0%	1.294.138	1.205.184
Bono Largo Plazo (EURO 278.367 miles)	15/09/03	01/12/13	3,0 - 6,0%	1.111.272	942.151
				2.717.257	2.650.939

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

La composición de la deuda bancaria es la siguiente:

Descripción	Vencimiento	Monto de Capital Miles de pesos
Facilidad Garantizada en dólares	2010	145.525
Facilidad Largo Plazo tasa fija en dólares	2013	74.647
Facilidad Largo Plazo tasa flotante en dólares	2013	17.903
Préstamo exterior - CSFB (Nota20)	2005	193.297
Préstamo exterior - Deutsche Bank (Nota 20)	2006	59.476

Durante el presente ejercicio el Banco efectuó el rescate anticipado de obligaciones negociables y deuda bancaria, según el siguiente detalle:

1. Bono Garantizado Mediano Plazo (US$) por un valor nominal de miles de US$ 33.661, lo que representó una erogación de miles de US$ 29.921.
2. Bono Largo Plazo (US$) por valor nominal de miles de US$ 7.700, lo que representó una erogación de miles de US$ 5.868.
3. Bono Largo Plazo (Euro) por un valor nominal de miles de Euros 4.520, lo que representó una erogación de miles de euros 3.378.
4. Facilidades Garantizadas Mediano Plazo (US$) por un valor nominal de miles de US$ 29.239, lo que representó una erogación de miles de US$ 23.351.
5. Facilidades Garantizadas Mediano Plazo (Pesos) por un valor nominal de miles de pesos 208.675, lo que representó una erogación de miles de pesos 170.111.
6. Facilidades Largo Plazo tasa fija (US$) por un valor nominal de miles de US$ 25.214, lo que representó una erogación de miles de US$ 16.907.
7. Facilidades Largo Plazo tasa flotante (US$) por un valor nominal de miles de US$ 7:559, lo que representó una erogación de miles de pesos 4.671.

Los resultados obtenidos por estas operaciones fueron registrados en el rubro Ingresos Financieros.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

20. REINSERCION DEL BANCO EN EL MERCADO INTERNACIONAL DE CAPITALES

La profunda crisis económica que sufrió el país a fines del año 2001 y durante el 2002, llevó a que el Banco se viera obligado a postergar el pago de los servicios de la deuda externa y entrar en un proceso de reestructuración de la misma, el cual concluyó exitosamente en diciembre de 2003 (ver Nota 1).

A solo dos años de aquella circunstancia, el Banco volvió a captar fondos, obteniendo financiación de importantes bancos del exterior, según el siguiente detalle:

- El 2 de septiembre de 2004, se obtuvo un préstamo del Credit Suisse First Boston Intenational ("CSFB") por miles de US$ 65.000, con vencimiento el 25 de agosto de 2005, por el que se abona LIBOR a 6 meses más un adicional de 430 puntos básicos.

- Con fecha 30 de septiembre de 2004, se obtuvo un préstamo del Deutsche Bank Londres por miles de US$ 20.000 con vencimiento el 31 de marzo de 2006, por el que se abona LIBOR a 180 días más un margen del 4,4%.

21. INSTRUMENTOS FINANCIEROS DERIVADOS

21.1. Con fecha 29 de enero de 2004, el Banco celebró una operación de total return swap como cobertura parcial de la cláusula de Stock Appreciation Right ("StARS") comprendida en la emisión de la Facilidad Garantizada a Mediano Plazo (Nota 1). Dicha operación comprende 7.110.000 de acciones ordinarias clase D de Banco Hipotecario Sociedad Anónima. El monto de concertación de ésta operación ascendió a miles de US$ 17.519.

21.2. Durante el mes de marzo de 2004, el Banco ha celebrado un contrato de venta futura con DePfa Investment Bank Ltd., para acceder a la recompra de bonos y préstamos del Banco, con una financiación del 50% del precio de compra de los instrumentos elegibles.

21.3 Con fecha 5 de marzo de 2004, el Banco celebró con Deutsche Bank AG un contrato de swap de moneda (Cross Currency Swap), por miles de € 150.000. Dicha operación fue realizada a efectos de disminuir volatilidad a los resultados del Banco de variaciones en la cotización del Euro, en razón de la posición neta pasiva en la citada moneda. La misma se encuentra garantizada con BODEN 2012.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

21.4. El 29 de octubre de 2004, el Banco celebró con Credit Suisse First Boston un contrato de swap de moneda (Cross Currency Swap) por miles de € 100.000. Dicha operación fue realizada a efectos de disminuir volatilidad a los resultados del Banco de variaciones en la cotización del Euro, en razón de la posición neta pasiva en la citada moneda. La misma se encuentra garantizada con BODEN 2012.

22. OTRAS OBLIGACIONES POR INTERMEDIACION FINANCIERA

La composición de la línea "Otras" incluida en el rubro "Otras obligaciones por intermediación financiera" es la siguiente:

	31/12/04	31/12/03
	Miles de pesos	Miles de pesos
Cobranzas y otras operaciones por cuenta de terceros	20.132	23.010
Préstamo financiero	-	181.153
Tender offer (Nota 1)	-	122.895
Red de Bancos Minoristas	28.130	34.197
Otras	3.048	718
Total	51.310	361.973

23. OBLIGACIONES DIVERSAS

La composición de "Otras" correspondiente al rubro "Obligaciones diversas" se expone a continuación:

	31/12/04	31/12/03
	Miles de pesos	Miles de pesos
Acreedores varios	23.028	22.905
Otros honorarios y gastos a pagar	2.692	2.829
Retenciones de impuestos a ingresar	2.182	2.313
Impuestos a pagar	5.476	13.125
Retenciones y aportes sobre remuneraciones	1.738	1.450
Remuneraciones y cargas sociales a pagar	636	649
Otras	5.743	6.862
Total	41.495	50.133

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

24. PREVISIONES PASIVAS

La composición del rubro "Previsiones" se expone a continuación:

	31/12/04 Miles de pesos	31/12/03 Miles de pesos
Previsión para riesgo de seguros	10.098	9.358
Previsión para riesgos no previstos	136.582	177.262
Previsión por impuestos	21.200	-
Previsión para juicios	103.061	95.676
Otras	4.840	4.983
Total	275.781	287.279

25. INGRESOS Y EGRESOS FINANCIEROS

La composición de "Otros" correspondiente al rubro "Ingresos Financieros" se expone a continuación:

	31/12/04 Miles de pesos	31/12/03 Miles de pesos
Diferencia de cotización de oro y moneda extranjera	38.077	-
Reestructuración y recompra de préstamos financieros (Nota 19)	141.275	-
Resultados por Bonos compensación y cobertura y otros títulos públicos	38.728	23.259
Otros	163	-
Total	218.243	23.259

La composición de "Otros" correspondiente al rubro "Egresos Financieros" se expone a continuación:

	31/12/04 Miles de pesos	31/12/03 Miles de pesos
Diferencia de cotización de oro y moneda extranjera	-	248.457
Impuesto a los ingresos brutos sobre Ingresos Financieros	13.693	3.425
Primas por operaciones de swap	1.485	-
Aporte al fondo de garantía de depósitos	469	342
Total	15.647	252.224

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

26. INGRESOS POR SERVICIOS

El detalle de la línea "Otros" correspondiente al rubro "Ingresos por servicios" es el siguiente:

	31/12/04	31/12/03
	Miles de pesos	Miles de pesos
Primas de seguros (Nota 15)	43.438	48.271
Comisiones y servicios relacionados con préstamos	17.440	19.704
Otros	3.416	2.416
Total	64.294	70.391

27. EGRESOS POR SERVICIOS

La composición de la línea "Otros" incluida en el rubro "Egresos por servicios" es la siguiente:

	31/12/04	31/12/03
	Miles de pesos	Miles de pesos
Siniestros de seguros (Nota 15)	7.859	8.603
Impuesto a los ingresos brutos	1.462	498
Otros	7.230	2.906
Total	16.551	12.007

28. GASTOS DE ADMINISTRACION

La composición de la línea "Otros gastos operativos" incluida en el rubro "Gastos de administración" es la siguiente:

	31/12/04	31/12/03
	Miles de pesos	Miles de pesos
Depreciación de bienes de uso	6.483	7.128
Amortización de bienes intangibles	862	6.126
Seguros	1.815	3.049
Alquileres	1.046	1.100
Servicios de telefonía, electricidad y correo	3.767	2.916
Vínculos sistemas	1.002	1.572
Mantenimiento y conservación de bienes de uso	4.240	3.283
Otros	2.626	2.510
Total	21.841	27.684

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

29. UTILIDADES DIVERSAS

La composición de la línea "Otros" incluida en el rubro "Utilidades diversas" es la siguiente:

	31/12/04 Miles de pesos	31/12/03 Miles de pesos
Recupero gastos ahorro postal	-	301
Alquileres	612	623
Ajustes e intereses por créditos diversos	68	1.042
Resultado por operaciones con bienes de uso y diversos	13.678	2.773
Bonos compensatorios - Ley 25796 (Nota 3.2)	-	81.645
Recupero intereses reestructuración	-	88.016
Desafectación provisión impuestos	-	9.829
Otras	12.981	12.249
Total	27.339	196.478

30. PERDIDAS DIVERSAS

La composición de la línea "Otros" incluida en el rubro "Pérdidas diversas" es la siguiente:

	31/12/04 Miles de pesos	31/12/03 Miles de pesos
Depreciación de bienes diversos	544	693
Impuesto a los ingresos brutos	850	186
Otros impuestos	4.548	16.792
Resultado por operaciones con bienes de uso y diversos	22.836	5.157
Donaciones	338	294
Régimen de cancelaciones bonificadas	2.642	16.323
Impuesto sobre los Bienes Personales - Res. Gral. 1497/02.	1.077	1.077
Otras	14.393	2.754
Total	47.228	43.276

31. SEGURO DE GARANTIA DE LOS DEPÓSITOS

La Ley 24485, los Decretos 540/95 y 1127/98 y la Comunicación "A" 2337 y complementarias del Banco Central de la República Argentina establecen que las entidades comprendidas en la Ley de Entidades Financieras deberán destinar un aporte normal equivalente al 0,03% de su promedio mensual de saldos diarios de depósitos en cuentas corrientes, cajas de ahorros, plazos fijos, cuentas especiales, inversiones a plazo y saldos inmovilizados provenientes de los depósitos anteriormente mencionados.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

Adicionalmente al aporte normal, las entidades deben efectuar un aporte adicional diferenciado de acuerdo al resultado que se obtenga de la ponderación de diversos factores.

La Comunicación "A" 3064 del Banco Central de la República Argentina dispuso que, con vigencia a partir de los aportes que correspondan al mes de enero de 2000, el aporte normal se reduzca al 0,015% sujeto a que las entidades financieras concierten con Seguro de Depósitos Sociedad Anónima ("SEDESA") contratos de préstamo con destino al Fondo de Garantía de los Depósitos. Mediante la Comunicación "A" 3153 el Banco Central de la República Argentina ha dispuesto dejar sin efecto la celebración de los contratos de préstamos indicados precedentemente a partir del mes de septiembre 2000. Sin perjuicio de ello, los créditos concertados mantendrán su vigencia en las condiciones pactadas con SEDESA hasta sus respectivas cancelaciones.

Por Comunicación "A" 4206 del 14 de septiembre de 2004, el BCRA dispuso modificar el aporte normal al 0,02% del promedio mensual de saldos diarios de los depósitos citados en el primer párrafo. Volviendo a modificar el citado porcentaje al 0.015% mediante Comunicación "A" 4271 del 30 de diciembre de 2004.

Adicionalmente, se establece que el BCRA podrá requerir la integración, en carácter de anticipo, del equivalente de hasta 24 aportes mínimos normales, con una antelación no menor a 30 días corridos, para cubrir necesidades de recursos del Fondo.

Se encuentran excluidos del seguro de garantía los depósitos a plazo fijo transferibles cuya titularidad fuera adquirida por endoso, las imposiciones captadas mediante sistemas que ofrezcan incentivos adicionales a la tasa de interés convenida, los depósitos en los que se convengan tasas de interés superiores a las de referencia publicadas por el Banco Central de la República Argentina, los depósitos de entidades financieras en otros intermediarios, incluidos los certificados de plazo fijo adquiridos por negociación secundaria, los depósitos efectuados por personas vinculadas directa o indirectamente a la Entidad, los depósitos a plazo fijo de títulos valores, aceptaciones o garantías y los saldos inmovilizados provenientes de depósitos y otras obligaciones excluidas.

32. SOCIEDADES SUBSIDIARIAS

El Banco posee participación en las siguientes subsidiarias:

a. 99,99% en el capital social de BHN Sociedad de Inversión Sociedad Anónima, el que asciende a miles de pesos 18.000, cuyo objeto social es de inversión. Asimismo en dicha Sociedad Banco Hipotecario mantiene aportes irrevocables por miles de pesos 10.000. A su vez BHN Sociedad de Inversión Sociedad Anónima posee el 99,9976% de BHN Vida Sociedad Anónima y BHN Seguros Generales Sociedad Anónima, el 99% de BHN Seguros de Crédito Hipotecario Sociedad Anónima y 100% de Mortgage Systems International, LLC.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

b. 99,99% en el capital social de BHN.Inmobiliaria Sociedad Anónima, el que asciende a miles de pesos 1.900 y cuyo objeto social es la actividad inmobiliaria.

c. 70% en el capital social de BACS Banco de Crédito y Securitización Sociedad Anónima, el que asciende a miles de pesos 62.500 y cuya actividad principal es promover la creación y desarrollo de un mercado secundario de créditos hipotecarios en nuestro país.

d. 100% en el capital social de VR-Tasaciones y Certificaciones Sociedad Anónima, el que asciende nominalmente a miles de pesos 200. La sociedad tiene por objeto la prestación de servicios de tasación y certificación de cualquier tipo de inmuebles, urbanos o rurales, situados en la República Argentina o en el extranjero.

Al 31 de diciembre de 2004, la participación del Banco en las sociedades mencionadas se encuentra reflejada en cuentas del rubro "Participación en otras sociedades".

Los totales relevantes que surgen de los estados contables del Banco al 31 de diciembre de 2004 sobre las principales sociedades controladas son los siguientes:

	BACS Banco de Crédito y Securitización S.A. (2)	BHN Sociedad de Inversión S.A. (1) (3)	BHN Inmobiliaria S.A. (4)
		(Miles de pesos)	
Activo	174.074	52.770	3.526
Pasivo	68.830	10.294	328
Patrimonio Neto	105.244	42.476	3.198
Resultado Neto	8.184	3.167	186

(1) Saldos consolidados
(2) Estados Contables al 31/12/04
(3) Estados Contables al 30/09/04
(4) Estados Contables al 30/06/04

33. RESTRICCION A LA DISTRIBUCION DE UTILIDADES

No se podrán distribuir utilidades hasta tanto los resultados no asignados al cierre de algún ejercicio económico resulten positivos.

Mediante Comunicación "A" 4152 del BCRA de fecha 2 de junio de 2004 se dejó sin efecto la suspensión de la distribución de utilidades difundida por la Comunicación "A" 3574. No obstante, las entidades que procedan sobre el particular deberán contar con autorización previa de la Superintendencia de Entidades Financieras y Cambiarias.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

Adicionalmente, por Comunicación "A" 3785 de fecha 29 de octubre de 2002, el BCRA limitó la distribución de dividendos en efectivo, en la medida en que la Entidad haya decidido valuar a valor técnico las tenencias de los bonos recibidos por la aplicación de los artículos 28 y 29 del Decreto 905, excepto por el importe de utilidades que supere la diferencia entre el valor de registración y el de cotización de los bonos mencionados, luego de efectuadas las apropiaciones legal y estatutariamente establecidas (ver Nota 3).

En virtud de los contratos firmados, consecuencia del proceso de reestructuración de deuda financiera del Banco (Nota 1), existen restricciones para la distribución de utilidades hasta tanto no se haya amortizado como mínimo el 60% del monto total de capital inicial de la nueva deuda de los tramos a largo plazo y tramos garantizados.

34. LIBROS RUBRICADOS

A la fecha de los presentes estados contables las operaciones de Banco Hipotecario Sociedad Anónima se encontraban registradas en los libros rubricados requeridos por la normativa vigente.

35. OPERACIONES CON SOCIEDADES ARTICULO 33 LEY 19550

Los saldos al 31 de diciembre de 2004 son los siguientes:

	Miles de pesos
Préstamos	
BACS Banco de Crédito y Securitización S.A.	4.704
Créditos Diversos - Deudores Varios	
BHN Vida S.A.	1.584
BHN Seguros Generales S.A.	217
BHN Sociedad de Inversión S.A.	6
BHN Inmobiliaria S.A.	340
BACS Banco de Crédito y Securitización S.A.	657
Depósitos - Cuentas Corrientes y Plazo Fijo	
BHN Sociedad de Inversión S.A.	428
BHN Inmobiliaria S.A.	1.506
BHN Vida S.A.	7.985
BHN Seguros Generales S.A.	7.169
BHN Seguros de Crédito Hipotecario S.A.	108
BACS Banco de Crédito y Securitización S.A.	55
VR – Tasaciones y Certificaciones S.A.	3

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

	Miles de pesos
Saldo Pendiente de Integración	
BHN Vida S.A.	(*)
BHN Seguros Generales S.A.	(*)
BHN Seguros de Crédito Hipotecario S.A.	(*)
Ingresos Financieros	
BACS Banco de Crédito y Securitización S.A.	82
Egresos Financieros	
BHN Sociedad de Inversión S.A.	14
BHN Vida S.A.	32
BHN Seguros Generales S.A.	22
BHN Seguros de Crédito Hipotecario S.A.	2
BACS Banco de Crédito y Securitización S.A.	4
Ingresos por Servicios	
BACS Banco de Crédito y Securitización S.A.	202
Egresos por Servicios	
BACS Banco de Crédito y Securitización S.A.	477

(*) SALDOS PENDIENTES DE INTEGRACION EN PESOS

BHN Vida S.A.	90
BHN Seguros Generales S.A.	90
BHN Seguros de Crédito Hipotecario S.A.	90

36. IMPUESTO A LAS GANANCIAS

De acuerdo con lo establecido en la Ley 24855 y en su decreto reglamentario (Decreto 924/97), los ingresos que el Banco obtiene como consecuencia de operaciones de crédito instrumentadas, acordadas, comprometidas y/o registradas hasta la fecha de inscripción de su estatuto se encuentran exentos del impuesto a las ganancias, en tanto que los ingresos originados en operaciones de crédito posteriores a esa fecha se encuentran alcanzados por dicho gravamen.

Como principio general, la ley de impuesto a las ganancias admite la deducción de aquellos gastos necesarios para obtener, mantener o conservar la ganancia gravada. Para el caso de gastos efectuados para

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

obtener conjuntamente ganancias gravadas y no gravadas, es necesario individualizar la porción del gasto destinada a generar la ganancia alcanzada por el gravamen, que será deducible a los efectos impositivos.

La norma da preeminencia al método de asignación directa sobre el método del prorrateo para determinar la porción del gasto deducible (vinculado con la obtención de ingresos gravados), razón por la cual sólo se debería recurrir al método del prorrateo cuando no existiera posibilidad de realizar una vinculación directa entre los gastos incurridos y las ganancias gravadas y no gravadas, respectivamente.

Hasta el ejercicio fiscal finalizado el 31 de diciembre de 1998, el Banco ha determinado el impuesto a las ganancias de acuerdo con el método del prorrateo de gastos, considerando deducibles la porción de gastos que resulta de aplicar a la totalidad de los gastos incurridos la relación entre los ingresos gravados e ingresos totales.

A partir del ejercicio fiscal finalizado el 31 de diciembre de 1999, el impuesto a las ganancias ha sido calculado dando preeminencia a la vinculación directa de los gastos con la obtención de ingresos gravados y no gravados, aplicando el método del prorrateo solamente para aquellos gastos que no era posible asignar en forma directa a cada una de esas fuentes productoras de ganancias.

Se han presentado las declaraciones juradas del impuesto a las ganancias correspondiente a los ejercicios fiscales 1999, 2000, 2001, 2002 y 2003 adoptando el criterio expuesto en el párrafo anterior (ver Notas 37 y 38).

37. IMPUESTO A LAS GANANCIAS PRESUNTAS

El impuesto a la ganancia mínima presunta fue establecido por la Ley 25063 por el término de 10 años a partir del ejercicio 1998. Este impuesto es complementario del impuesto a las ganancias, en tanto que constituye una imposición mínima que grava la renta potencial de ciertos activos productivos a la tasa del 1%, de modo que la obligación fiscal de la Entidad coincidirá con el mayor de ambos impuestos. La mencionada ley prevé para el caso de entidades regidas por la Ley de Entidades Financieras que las mismas deberán considerar como base imponible del gravamen el 20% de sus activos gravados previa deducción de aquellos definidos como no computables. Si el impuesto a la ganancia mínima presunta excediera en un ejercicio fiscal al impuesto a las ganancias, dicho exceso podrá computarse como pago a cuenta de cualquier excedente del impuesto a las ganancias sobre el impuesto a la ganancia mínima presunta que pudiera producirse en cualquiera de los diez ejercicios siguientes.

Teniendo en cuenta el quebranto impositivo determinado por el Banco para los tres últimos ejercicios fiscales, se procedió a efectuar el cálculo del impuesto a la ganancia mínima presunta correspondiente.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

38. ACTIVOS CONTINGENTES

De acuerdo con lo descripto en la Nota 10.17. y a raíz del uso del método de asignación directa para la deducción de intereses en el cómputo del impuesto a las ganancias, el Banco presenta para el ejercicio fiscal cerrado el 31 de diciembre de 2003, un quebranto en dicho impuesto que asciende a aproximadamente miles de pesos 2.086.490. Al 31 de diciembre de 2004 este monto se encuentra registrado en cuentas de orden.

Tal como fuera mencionado en la Nota 3.2., el Banco ha registrado en cuentas de orden, la contingencia positiva de los efectos de la compensación por indexación asimétrica dispuesta por la Ley 25796, por miles de pesos 81.645.

39. ADQUISICION DE ACCIONES PROPIAS

Con fecha 22 de agosto de 2000, el Directorio dispuso autorizar la adquisición de acciones representativas del capital social del propio Banco en los términos del art. 220 inciso 2 de la Ley 19550, motivada por la necesidad de resguardar el precio de la acción ante la volatilidad del mercado que dada su escasa liquidez, expondría a la misma a fluctuaciones inconvenientes. Esta medida fue aprobada por la Asamblea General Ordinaria del 31 de mayo de 2001.

En virtud a la autorización indicada en el párrafo anterior, en diciembre de 2000, el Banco adquirió acciones propias. Al 31 de diciembre de 2003 la tenencia de acciones propias se encuentra registrada en el rubro "Titulos Públicos y Privados".

Con fecha 20 de enero de 2004 se efectúo una venta preferente de 994.015 acciones clase "D" propias, una vez finalizado el periodo para que los accionistas ejercieran los derechos de preferencia y de acrecer, de acuerdo con siguiente detalle:

1. Se adjudicaron en venta 579.860 acciones clase "D" a los accionistas que ejercieron el derecho de preferencia, por las cuales el Banco percibió el importe total de miles de pesos 4.018;
2. Se adjudicaron en venta 414.155 acciones clase "D" a los accionistas que ejercieron el derecho de acrecer, por las cuales el Banco percibió miles de pesos 2.870.

40. AGENTE DE MERCADO ABIERTO

De acuerdo con lo normado por la Resolución N° 290 de la Comisión Nacional de Valores y sus modificatorias, se informa que el patrimonio mínimo requerido por las normas del Banco Central de la República Argentina supera el establecido en la citada disposición, y el mismo se halla debidamente integrado al cierre del ejercicio.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

41. AJUSTE DE RESULTADOS DE EJERCICIOS ANTERIORES

Con fecha 30 de enero de 2004, por Comunicación "A" 4084, el BCRA dispuso un cambio de criterio en la valuación de los activos al sector público. El efecto generado por la modificación mencionada fue registrado con contrapartida en el rubro ajuste de resultados de ejercicios anteriores, de acuerdo con lo establecido en la Comunicación "A" 4095.

Las modificaciones más significativas se refieren al tratamiento aplicable a los activos entregados en garantía de adelantos otorgados por el BCRA para la suscripción de los bonos previstos en los art. 10, 11 y 12 del Decreto 905/02. A opción de la Entidad estos activos podrán excluirse del tratamiento previsto en la Comunicación "A" 3911, debiendo en ese caso registrarse por el valor admitido a los fines de la constitución de las garantías, en los términos del art. 15 del citado decreto y las Comunicaciones "A" 3717 y 3756 del BCRA.

La norma también contempla para los instrumentos del sector público vencidos e impagos, se registren a partir de enero de 2004 al menor valor que resulte entre el valor contable al 31 de diciembre de 2003 y el de aplicar a su valor nominal, netos de bajas o de su transformación en opciones impositivas en su caso, el menor porcentaje que para los pagarés y bonos emitidos por el Fondo Fiduciario para el Desarrollo Provincial resulte de aplicación del método del valor presente neto.

Se dispuso asimismo, que deberán ajustarse con contrapartida en una cuenta regularizadora, los intereses devengados desde diciembre de 2001, respecto de los instrumentos de deuda elegibles para el acuerdo de reestructuración de deuda soberana.

El Banco ha optado por valuar los activos afectados en garantía, por el valor admitido a efectos de la constitución de la garantía. La corrección de los valores contables determinó un incremento de los mismos con contrapartida en ajuste de resultados de ejercicios anteriores por miles de pesos 56.013.

Al 31 de diciembre de 2003 el Banco había activado, en función de las normas a esa fecha conocidas, la diferencia generado por la aplicación del CVS en lugar del CER a determinadas financiaciones por miles de pesos 81.645. A la fecha de los presentes estados contables, dicho activo fue cancelado afectando los resultados de ejercicios anteriores por miles de pesos 51.645, en base al criterio establecido en la Comunicación "A" 4202 del BCRA aplicando por la diferencia previsiones previamente constituidas (Nota 3.2.).

De acuerdo con lo dispuesto por Asamblea de Accionistas de fecha 31 de mayo de 2004, en cuanto a que los honorarios asignados a los Directores integrantes del Comité ejecutivo en concepto de participación en las ganancias y apreciación accionaria, sean con cargo al ejercicio 2003, se han imputado como ajustes de resultados de ejercicios anteriores por miles de pesos 5.176.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

42. PUBLICACIÓN DE ESTADOS CONTABLES

De acuerdo con lo previsto en la Comunicación "A" 760, la previa intervención del Banco Central de la República Argentina no es requerida a los fines de la publicación de los presentes estados contables.

43. ACTIVIDADES FIDUCIARIAS

El Banco actúa como fiduciario de fideicomisos de garantía en los que se han afectado ciertos emprendimientos constructivos, en el marco de la "Operatoria Titulización - Línea de Crédito para la Financiación de Emprendimientos Constructivos con Transmisión de Dominio Fiduciario".

Por esta operatoria se conforma un fideicomiso en garantía compuesto por los bienes comprendidos en los correspondientes contratos, cuya propiedad fiduciaria se transmite al Banco en su carácter de Fiduciario. El Banco ejerce las facultades que se le otorgan en el Contrato de Fideicomiso, con el propósito de proteger los intereses del Acreedor amparados bajo la Garantía. En este sentido, para algunos proyectos el Banco ha realizado pagos y cobranzas por cuenta y orden del originante.

Al 31 de diciembre de 2004, los créditos bajo esta operatoria que permanecen en el activo alcanzan la suma de miles de pesos 101.

44. CONVERSION DE DEUDA PÚBLICA PROVINCIAL EN BONOS GARANTIZADOS

Mediante Decreto 1579/02, el Poder Ejecutivo dispuso que el Fondo Fiduciario para el Desarrollo Provincial asumiera las deudas provinciales instrumentadas en la forma de Títulos Públicos, Letras del Tesoro o Préstamos. A su vez este Fondo, a través del Banco de la Nación Argentina, en su carácter de fiduciario, emitiera Bonos Garantizados para ofrecerlos en pago de las deudas que mantienen las provincias con entidades bancarias y financieras.

El Banco, en su carácter de acreedor de varios estados provinciales, presentó la documentación correspondiente a la oferta para aceptar la conversión de dichas acreencias en Bonos Garantizados.

Con fecha 19 de marzo de 2003, el Banco se notificó de las Resoluciones del Ministerio de Economía 742/02 y 765/02 que aceptan la Oferta de Conversión de Deuda Pública Provincial en Bonos Garantizados, correspondientes a las acreencias con: i) Provincia de Formosa, cuyo capital original ascendía a miles de US$ 11.627, y el monto a canjear es de miles de pesos 16.884; y ii) Provincia de Buenos Aires, con un capital original de miles de US$ 74.969, y un monto a canjear de miles de pesos 103.347, cuyos bonos fueron depositados a nombre del Banco el 3 de julio de 2003.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

Con fecha 26 de febrero y 4 de marzo de 2004, el Banco se notificó de la Resolución del Ministerio de Economía y Producción N° 633/03 que acepta la Oferta de Conversión de Deuda Pública Provincial en Bonos Garantizados, correspondientes a las acreencias con: i) Provincia de Neuquén (Municipios de Senillosa y Cutral Co), cuyo capital original ascendía a miles de US$ 2.645 y el monto a canjear es de miles de pesos 4.551; y ii) Provincia de Corrientes (Municipios de Goya e Itati), cuyo capital original ascendía a miles de US$ 350 y el monto a canjear es de miles de pesos 123. Los bonos correspondientes fueron depositados a nombre del Banco el 29 de septiembre de 2004.

El 28 de octubre de 2004 se depositaron a favor del Banco los bonos correspondientes a la deuda con el Municipio de Paraná, el cual fue aceptado por Resolución del Ministerio de Economía y Producción N° 633/03, con un capital original de miles de US$ 6.297 y un monto a canjear de miles de pesos 4.173.

A la fecha de los presentes estados contables, se está a la espera de la aceptación, por parte del Ministerio de Economía, de las restantes ofertas presentadas.

45. ACUERDO PREVENTIVO EXTRAJUDICIAL

Con fecha 9 de junio de 2004 el Banco ingresó para su homologación un Acuerdo Preventivo Extrajudicial en el Juzgado Nacional de Primera Instancia en lo Comercial Nro. 14, Secretaría Nro. 28. En fecha 29 de octubre de 2004 dicho juzgado rechazó la presentación, por considerar que las entidades financieras no pueden acudir al mecanismo del APE. El Banco ha interpuesto recurso de apelación contra dicha sentencia de Primera Instancia, el cual ha sido concedido y se halla pendiente de tratamiento por el tribunal de alzada competente.

46. EVENTOS POSTERIORES

46.1. RECOMPRA DE DEUDA

Durante el mes de enero de 2005, se liquidaron operaciones de recompra de deuda mediante el contrato de venta futura celebrado con DePfa Investment Bank Ltd. (ver Nota 21.2.) que involucraba un valor nominal de miles de US$ 35.936, lo que implicó una ganancia de miles de US$ 7.716.

46.2. PRESTAMO BANCARIO DEL EXTERIOR

Con fecha 28 de enero de 2005, se obtuvo un préstamo del Deutsche Bank New York por miles de US$ 30.000 con vencimiento el 28 de julio de 2006, por el que se abonará LIBOR a 180 días más 400 puntos básicos.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

NOTAS A LOS ESTADOS CONTABLES
Correspondientes al ejercicio económico finalizado el 31 de diciembre de 2004
Comparativo con el ejercicio anterior

46.3. CONTRATO DE COBERTURA FINANCIERA

Con fecha 25 de enero de 2005, el Banco celebró con Deustsche Bank AG un contrato de swap de moneda (Cross Currency Swap). De conformidad con esta transacción, el Banco recibe el 2% de interés sobre un capital de miles de pesos 438.870 ajustado por CER y paga intereses de LIBOR a 180 días más 435 puntos básicos sobre un capital de miles de US$ 150.000. Dicha operación fue realizada a efectos de disminuir volatilidad a los resultados del Banco de variaciones en el CER, en razón de la posición neta pasiva del Banco en instrumentos actualizables por el citado indicador. La misma se encuentra garantizada con BODEN 2012.

Con fecha 1 de febrero de 2005, el Banco celebró con Credit Suisse First Boston un contrato de swap de moneda (Cross Currency Swap) como cobertura de su exposición pasiva en obligaciones denominadas en pesos ajustables por CER. De conformidad con ésta transacción, el Banco recibe el 2% de interés sobre un capital de miles de pesos 87.537 ajustado por CER y paga intereses de LIBOR a 180 días mas 420 puntos básicos sobre un capital de miles de US$ 30.000. Dicha operación fue realizada a efectos de disminuir volatilidad a los resultados del Banco de variaciones en el CER, en razón de la posición neta pasiva del Banco en instrumentos actualizables por el citado indicador. La misma se encuentra garantizada con BODEN 2012.

Guillermo C. Martinz
Gerente de Contaduría General
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
p/ Gerente General
BANCO HIPOTECARIO S.A.

Véase nuestro informe de fecha
9 de febrero de 2005
PRICE WATERHOUSE & Co. S.R.L.
(Socio)
C.P.C.E.C.A.B.A. T° 1 - F° 17

Clarisa D. Lifsic de Estol
Presidente
BANCO HIPOTECARIO S.A.

Ricardo Flammini
Por Comisión Fiscalizadora

PRICEWATERHOUSECOOPERS

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Firma miembro de PricewaterhouseCoopers
Bouchard 557, piso 7°
C1106ABG - Ciudad de Buenos Aires
Tel.: (54-11) 4850-0000
Fax: (54-11) 4850-1800
www.pwc.com/ar

INFORME DE LOS AUDITORES

Señores Accionistas y Directores de
Banco Hipotecario SA
Reconquista 151
Ciudad Autónoma de Buenos Aires

1. Hemos efectuado un examen de auditoría de los estados de situación patrimonial de Banco Hipotecario SA ("La Entidad") al 31 de diciembre de 2004 y 2003, de los correspondientes estados de resultados y de origen y aplicación de fondos por los ejercicios terminados en esas fechas, del estado de evolución del patrimonio neto por el ejercicio terminado el 31 de diciembre de 2004 y las Notas 1 a 46 y Anexos A, B, C, D, E, F, G, H, I, J, K, L y N que los complementan. Además, hemos efectuado un examen de auditoría de los estados contables consolidados de Banco Hipotecario SA con sus sociedades controladas por el ejercicio terminado el 31 de diciembre de 2004, así como el Anexo B consolidado y Notas 1 a 5 consolidadas, los que se presentan como información complementaria. La preparación y emisión de los mencionados estados contables es responsabilidad de la Entidad.

2. Nuestros exámenes fueron practicados de acuerdo con normas de auditoría vigentes en la República Argentina y con lo requerido por las "Normas Mínimas sobre Auditorías Externas" emitidas por el Banco Central de la República Argentina (BCRA). Tales normas requieren que planifiquemos y realicemos nuestro trabajo con el objeto de obtener un razonable grado de seguridad de que los estados contables estén exentos de errores significativos y formarnos una opinión acerca de la razonabilidad de la información relevante que contienen los estados contables. Una auditoría comprende el examen, en base a pruebas selectivas, de evidencias que respaldan los importes y las informaciones expuestas en los estados contables. Una auditoría también comprende una evaluación de las normas contables aplicadas y de las estimaciones significativas hechas por la Sociedad, así como una evaluación de la presentación general de los estados contables. Consideramos que las auditorías efectuadas constituyen una base razonable para fundamentar nuestra opinión.

3. Tal como se describe en la Nota 2, como consecuencia de la crisis económica que afectó al país, el ejercicio en consideración y ejercicios anteriores se vieron afectados por un conjunto de medidas adoptadas por el Gobierno Nacional. La evolución futura de la crisis económica podría requerir que el Gobierno modifique alguna medida adoptada o emita regulaciones adicionales. En consecuencia, los estados contables de la Entidad deben ser leídos a la luz de estas circunstancias.

4. Tal como se menciona en las Notas 2, 3, 5 y 6 a los estados contables, hasta tanto el Gobierno Nacional finalice con éxito el proceso de reestructuración de la deuda soberana, persisten ciertas incertidumbres relacionadas con el cumplimiento por parte del Sector Público de sus obligaciones con la Entidad correspondientes a títulos públicos y financiaciones y, consecuentemente, con el valor recuperable de dichos activos.

5. Tal como se menciona en la Nota 10 "Bases de presentación de los estados contables", la Entidad ha preparado los presentes estados contables aplicando los criterios de valuación y exposición dispuestos por las normas del BCRA que como ente de control de entidades financieras, ha establecido mediante la Circular CONAU-1, sus complementarias y modificatorias. Sin embargo, tal como se menciona en la Nota 11, los mencionados criterios de valuación para ciertos activos y pasivos y las normas de exposición y presentación de estados contables establecidas por el Ente de Contralor no están de acuerdo en ciertos aspectos con las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires, cuyos efectos no han sido expuestos en los presentes estados contables.

6. Con fecha 18 de febrero de 2004 emitimos un informe de auditoría, sobre los estados contables de la Entidad y sus estados contables consolidados correspondiente al ejercicio finalizado el 31 de diciembre de 2003 con abstención de opinión basada en las incertidumbres indicadas en el punto 4., en la situación descripta en el punto 3. precedente, la cual ha evolucionado favorablemente a la fecha de este informe tal como se menciona en Nota 2 a los estados contables, y en otras incertidumbres que han sido resueltas a la fecha de este informe, tal como se menciona en las Notas 3.1, 3.2, 4 y 5, relacionadas con (a) la ampliación del plazo de las asistencias por redescuento y adelantos por iliquidez otorgados por el BCRA, (b) el monto de la compensación de los artículos 28 y 29 del Decreto 905/02 determinado por la Entidad por parte del BCRA, (c) la compensación por indexación asimétrica establecida por la Ley 25796, y (d) el cumplimiento del plan mencionado en Nota 4. Asimismo, dicho informe incluyó una excepción por ciertos desvíos a las normas contables profesionales descriptos en el punto 5. precedente.

7. En nuestra opinión, sujeto al efecto que sobre los estados contables pudieran tener los eventuales ajustes y reclasificaciones, si los hubiere, que pudieran requerirse de la resolución de la situación descripta en el punto 4:

   a) los estados contables de Banco Hipotecario SA reflejan razonablemente, en todos sus aspectos significativos, su situación patrimonial al 31 de diciembre de 2004 y 2003, los resultados de sus operaciones y el origen y aplicación de fondos por los ejercicios terminados en esas fechas, y las variaciones en su patrimonio neto por el ejercicio terminado el 31 de diciembre de 2004, de acuerdo con normas establecidas por el Banco Central de la República Argentina y excepto por el desvío a normas contables profesionales indicado en el punto 5., con normas contables vigentes en la Ciudad Autónoma de Buenos Aires.

PRICEWATERHOUSECOOPERS

b) los estados contables consolidados de Banco Hipotecario SA con sus sociedades controladas reflejan razonablemente, en todos sus aspectos significativos, su situación patrimonial consolidada al 31 de diciembre de 2004 y 2003 y los resultados consolidados de sus operaciones y el origen y aplicación de fondos consolidados por los ejercicios terminados en esas fechas, de acuerdo con normas establecidas por el Banco Central de la República Argentina y excepto por el desvío a normas contables profesionales indicado en el punto 5., con normas contables vigentes en la Ciudad Autónoma de Buenos Aires.

8. En cumplimiento de disposiciones vigentes, informamos que:

a) Los estados contables de la Entidad y sus estados contables consolidados se encuentran asentados en el Libro de "Inventarios y Balances" y cumplen, en lo que es materia de nuestra competencia, con lo dispuesto en la Ley N° 19.550, y las normas emitidas por el BCRA y la CNV.

b) Los estados contables de la Entidad surgen de sistemas de registros contables llevados en sus aspectos formales de conformidad con las normas legales vigentes y las normas reglamentarias del BCRA, los que mantienen las condiciones de seguridad e integridad en base a las cuales fueron autorizados por la CNV.

c) Al 31 de diciembre de 2004 las deudas a pagar en concepto de aportes y contribuciones con destino al Régimen Nacional de Seguridad Social que surgen de los registros contables y de las planillas soporte, ascienden a $ 1.322.465,91, no siendo exigibles a esa fecha.

Ciudad Autónoma de Buenos Aires, 9 de febrero de 2005.

PRICE WATERHOUSE & CO. S.R.L.

(Socio)

C.P.C.E.C.A.B.A. T°1 - F°17
Mirta S. Maletta
Contadora Pública (UBA)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 176 - Folio 82

Consejo Profesional de Ciencias Economicas
de la Ciudad Autonoma de Buenos Aires

Nº E 1863130

Buenos Aires, 16/ 2/2005 01 0 T. 51 Legalización Nº 182410

CERTIFICAMOS, de acuerdo con las facultades otorgadas a este CONSEJO PROFESIONAL por las leyes 466 (Art. 2, Inc. D y J) y 20.488 (Art. 21, Inc. I), la autenticidad de la firma inserta el 9/ 2/2005 en BALANCE de fecha 31/12/2004 perteneciente a BANCO HIPOTECARIO S.A. para ser presentada ante , que se corresponde con la que el Dr. MALETTA MIRTA SILVIA 27-13384776-6 tiene registrada en la matrícula CPT° 0176 F° 082 y que se han efectuado los controles de matrícula vigente, incumbencia, control formal del informe profesional y de concordancia formal macroscópica de la firma y que signa en carácter de socio de: PRICE WATERHOUSE & CO. SR Soc.2 T° 10 F° 17

jza 1959,1

LA PRESENTE LEGALIZACION NO ES VALIDA SI NO APARECE EL SELLO Y FIRMA DEL SECRETARIO DE LEGALIZACIONES.

Dra. SUSANA A. M. de COLEMAN
CONTADORA PUBLICA (U.B.A.)
SECRETARIA DE LEGALIZACIONES

INFORME DE COMISIÓN FISCALIZADORA

Señores
Accionistas y Directores de
BANCO HIPOTECARIO SOCIEDAD ANÓNIMA.
Reconquista, 151
Ciudad Autónoma de Buenos Aires

1. En nuestro carácter de miembros de la Comisión Fiscalizadora de BANCO HIPOTECARIO SOCIEDAD ANÓNIMA, hemos examinado la Memoria del Directorio y el estado de situación patrimonial al 31 de diciembre de 2004, así como los correspondientes estados de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos por el ejercicio terminado en esa fecha y las notas 1 a 46 y anexos A, B, C, D, E, F, G, H, I, J, K, L y N que los complementan, los que han sido presentados por la Entidad para nuestra consideración. Asimismo, hemos examinado los estados contables consolidados de BANCO HIPOTECARIO SOCIEDAD ANÓNIMA con sus sociedades controladas por el ejercicio terminado el 31 de diciembre de 2004, así como el Anexo B consolidado y Notas 1 a 5 consolidadas, los que se presentan como información complementaria. La preparación y emisión de los documentos citados es responsabilidad de la Entidad.

2. Nuestro trabajo fue realizado de acuerdo con las normas de sindicatura vigentes. Dichas normas requieren que los exámenes de los documentos contables detallados en el párrafo 1. se efectúen de acuerdo con las normas de auditoría vigentes e incluyan la verificación de la razonabilidad de la información significativa de los documentos examinados y su congruencia con la restante información sobre las decisiones societarias de las que hemos tomado conocimiento, expuestas en actas de Directorio y Asamblea, así como la adecuación de dichas decisiones a la ley y los estatutos, en lo relativo a sus aspectos formales y documentales.

   Para realizar nuestra tarea profesional sobre los documentos contables detallados en el párrafo 1, hemos revisado el trabajo efectuado por el Auditor Externo Price Waterhouse & Co. S.R.L. quien emitió su informe con fecha 9 de febrero de 2005, que compartimos, de acuerdo con las normas de auditoría vigentes para el examen de los estados contables anuales, de conformidad con las normas contables profesionales y con las normas mínimas sobre auditorías externas emitidas por el Banco Central de la República Argentina. Dicho examen incluyó la verificación de la planificación del trabajo, de la naturaleza, el alcance y oportunidad de los procedimientos aplicados y de los resultados del examen efectuado por dicho estudio profesional. Una auditoría requiere que el auditor planifique y desarrolle su tarea con el objetivo de obtener un grado razonable de seguridad acerca de la inexistencia de manifestaciones no veraces o errores significativos en los estados contables. Una auditoría incluye examinar, sobre bases selectivas, los elementos de juicio que respaldan la información expuesta en los estados contables, así como evaluar las normas contables utilizadas, las estimaciones significativas efectuadas por el Directorio de la Sociedad y la presentación de los estados contables tomados en su conjunto.

   Dado que no es responsabilidad de la Comisión Fiscalizadora efectuar un control de gestión, el examen no se extendió a los criterios y decisiones empresarias de las diversas áreas de la Sociedad, cuestiones que son de responsabilidad exclusiva del Directorio.

3. Tal como se describe en la Nota 2, como consecuencia de la crisis económica que afectó al país, el ejercicio en consideración y ejercicios anteriores se vieron afectados por un conjunto de medidas adoptadas por el Gobierno Nacional. La evolución futura de la crisis económica podría requerir que el Gobierno modifique alguna medida adoptada o emita

regulaciones adicionales. En consecuencia, los estados contables de la Entidad deben ser leídos a la luz de estas circunstancias.

4. Tal como se menciona en las Notas 2, 3, 5 y 6 a los estados contables, hasta tanto el Gobierno Nacional finalice con éxito el proceso de reestructuración de la deuda soberana, persisten ciertas incertidumbres relacionadas con el cumplimiento por parte del Sector Público de sus obligaciones con la Entidad correspondientes a títulos públicos y financiaciones y, consecuentemente, con el valor recuperable de dichos activos.

5. Tal como se menciona en la Nota 10 "Bases de presentación de los estados contables", la Entidad ha preparado los presentes estados contables aplicando los criterios de valuación y exposición dispuestos por las normas del BCRA que como ente de control de entidades financieras, ha establecido mediante la Circular CONAU-1, sus complementarias y modificatorias. Sin embargo, tal como se menciona en la Nota 11, los mencionados criterios de valuación para ciertos activos y pasivos y las normas de exposición y presentación de estados contables establecidas por el Ente de Contralor no están de acuerdo en ciertos aspectos con las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires, cuyos efectos no han sido expuestos en los presentes estados contables.

6. Nuestro informe profesional de fecha 18 de febrero de 2004 sobre los estados contables de la Entidad y sus estados contables consolidados correspondiente al ejercicio finalizado el 31 de diciembre de 2003 merecieron abstención de opinión basada en las incertidumbres indicadas en el punto 4. y en la situación descripta en el punto 3. precedente, la cual ha evolucionado favorablemente a la fecha de este informe tal como se menciona en Nota 2 a los estados contables, y en otras incertidumbres que han sido resueltas a la fecha de este informe, tal como se menciona en las Notas 3.1, 3.2, 4 y 5, relacionadas con (a) la ampliación del plazo de las asistencias por redescuento y adelantos por iliquidez otorgados por el BCRA, (b) el monto de la compensación de los artículos 28 y 29 del Decreto 905/02 determinado por la Entidad por parte del BCRA, (c) la compensación por indexación asimétrica establecida por la Ley 25796, y (d) el cumplimiento del plan mencionado en Nota 4. Asimismo, dicho informe incluyó una excepción por ciertos desvíos a las normas contables profesionales descriptos en el punto 5. precedente.

7. En nuestra opinión, sujeto al efecto que sobre los estados contables pudieran tener los eventuales ajustes y reclasificaciones, si los hubiere, que pudieran requerirse de la resolución de las situaciones descriptas en el punto 4, los estados contables de Banco Hipotecario SA reflejan razonablemente, en todos sus aspectos significativos, su situación patrimonial al 31 de diciembre de 2004, los resultados de sus operaciones, las variaciones en su patrimonio neto y el origen y aplicación de fondos por el ejercicio terminado en esa fecha, de acuerdo con normas establecidas por el Banco Central de la República Argentina y excepto por el desvío a normas contables profesionales indicado en el punto 5., con normas contables vigentes en la Ciudad Autónoma de Buenos Aires.

   Asimismo, los estados contables consolidados de Banco Hipotecario SA con sus sociedades controladas reflejan razonablemente, en todos sus aspectos significativos, su situación patrimonial consolidada al 31 de diciembre de 2004 y los resultados consolidados de sus operaciones y el origen y aplicación de fondos consolidado por el ejercicio terminado en esa fecha, de acuerdo con normas establecidas por el Banco Central de la República Argentina y excepto por el desvío a normas contables profesionales indicado en el punto 5., con normas contables vigentes en la Ciudad Autónoma de Buenos Aires.

8. De acuerdo a lo requerido por la Comisión Nacional de Valores, sobre la independencia del Auditor Externo y sobre la calidad de las políticas de auditoría aplicadas por el mismo y de las políticas de contabilización de la Sociedad, el informe del Auditor Externo

descripto anteriormente, incluye la manifestación de haber aplicado las normas de auditoría vigentes, que comprenden los requisitos de independencia, y considerando la observación mencionada en el párrafo 5, respecto a las políticas de contabilización de la Sociedad, no contiene otras observaciones en relación a la aplicación de dichas normas y de las normas contables profesionales.

9. En cumplimiento de lo prescripto por el inc° 5° del artículo 294 de la Ley 19550, informamos que la Memoria del Directorio correspondiente al ejercicio terminado el 31 de diciembre de 2004, contiene en general la información requerida por el Art. 66 de la Ley de Sociedades Comerciales y, en lo que es materia de nuestra competencia, que sus datos numéricos concuerdan con los registros contables de la sociedad y toda otra documentación pertinente. Por lo expuesto no tenemos objeciones que formular en materia de nuestra competencia, siendo las afirmaciones sobre hechos futuros responsabilidad exclusiva del Directorio.

Asimismo se autoriza a que cualesquiera de los integrantes firme el presente Informe en representación de la Comisión Fiscalizadora.

Ciudad Autónoma de Buenos Aires, 9 de febrero de 2005.

Ricardo Flammini
Por Comisión Fiscalizadora

ACTA DE COMISIÓN FISCALIZADORA N° 560

En la ciudad de Buenos Aires a los 9 días del mes de febrero de 2005 siendo las 12 hs. se reúnen en la sede de B.H. S.A. los señores miembros que componen la Comisión Fiscalizadora con el objeto de considerar la Memoria del Directorio y el estado de situación patrimonial al 31 de diciembre de 2004, así como los correspondientes estados de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos por el ejercicio terminado en esa fecha y las notas 1 a 46 y anexos A, B, C, D, E, F, G, H, I, J, K, L y N que los complementan. Asimismo, se han examinado los estados contables consolidados de BANCO HIPOTECARIO SOCIEDAD ANÓNIMA con sus sociedades controladas por el ejercicio terminado el 31 de diciembre de 2004, así como el Anexo B consolidado y Notas 1 a 5 consolidadas.

Se comentan los diversos aspectos que hacen a los citados documentos señalando que, habida cuenta del examen efectuado sobre dichos estados contables que incluyen además la revisión de los datos contenidos en el C.D. de archivo de las tareas desarrolladas por el Auditor Externo, el grado de cumplimiento del planeamiento de auditoría para el ejercicio en consideración, como así también respecto del intercambio de opiniones en las reuniones mantenidas al efecto y el análisis de la denominada revisión analítica preparada por Price Waterhouse & Co. S.R.L.. Asimismo se han efectuado los controles contables y legales previstos en el Art. 254 de la Ley 19.550.

Como resultado de la tarea desarrollada, se transcribe a continuación el Informe de Comisión Fiscalizadora, el cual es aprobado en forma unánime.

INFORME DE COMISIÓN FISCALIZADORA

Señores
Accionistas y Directores de
BANCO HIPOTECARIO SOCIEDAD ANÓNIMA.
Reconquista, 151
Ciudad Autónoma de Buenos Aires

1. En nuestro carácter de miembros de la Comisión Fiscalizadora de BANCO HIPOTECARIO SOCIEDAD ANÓNIMA, hemos examinado la Memoria del Directorio y el estado de situación patrimonial al 31 de diciembre de 2004, así como los correspondientes estados de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos por el ejercicio terminado en esa fecha y las notas 1 a 46 y anexos A, B, C, D, E, F, G, H, I, J, K, L y N que los complementan, los que han sido presentados por la Entidad para nuestra consideración. Asimismo, hemos examinado los estados contables consolidados de BANCO HIPOTECARIO SOCIEDAD ANÓNIMA con sus sociedades controladas por el ejercicio terminado el 31 de diciembre de 2004, así como el Anexo B consolidado y Notas 1 a 5 consolidadas, los que se presentan como información complementaria. La preparación y emisión de los documentos citados es responsabilidad de la Entidad.

2. Nuestro trabajo fue realizado de acuerdo con las normas de sindicatura vigentes. Dichas normas requieren que los exámenes de los documentos contables detallados en el párrafo 1. se efectúen de acuerdo con las normas de auditoría vigentes e incluyan la verificación de la razonabilidad de la información significativa de los documentos examinados y su congruencia con la restante información sobre las decisiones societarias de las que hemos tomado conocimiento, expuestas en actas de Directorio y Asamblea, así como la adecuación de dichas decisiones a la ley y los estatutos, en lo relativo a sus aspectos formales y documentales.

   Para realizar nuestra tarea profesional sobre los documentos contables detallados en el párrafo 1, hemos revisado el trabajo efectuado por el Auditor Externo Price Waterhouse & Co. S.R.L. quien emitió su informe con fecha 9 de febrero de 2005, que compartimos, de acuerdo con las normas de auditoría vigentes para el examen de los estados contables anuales, de conformidad

con las normas contables profesionales y con las normas mínimas sobre auditorías externas emitidas por el Banco Central de la República Argentina. Dicho examen incluyó la verificación de la planificación del trabajo, de la naturaleza, el alcance y oportunidad de los procedimientos aplicados y de los resultados del examen efectuado por dicho estudio profesional. Una auditoría requiere que el auditor planifique y desarrolle su tarea con el objetivo de obtener un grado razonable de seguridad acerca de la inexistencia de manifestaciones no veraces o errores significativos en los estados contables. Una auditoría incluye examinar, sobre bases selectivas, los elementos de juicio que respaldan la información expuesta en los estados contables, así como evaluar las normas contables utilizadas, las estimaciones significativas efectuadas por el Directorio de la Sociedad y la presentación de los estados contables tomados en su conjunto.

Dado que no es responsabilidad de la Comisión Fiscalizadora efectuar un control de gestión, el examen no se extendió a los criterios y decisiones empresarias de las diversas áreas de la Sociedad, cuestiones que son de responsabilidad exclusiva del Directorio.

3. Tal como se describe en la Nota 2, como consecuencia de la crisis económica que afectó al país, el ejercicio en consideración y ejercicios anteriores se vieron afectados por un conjunto de medidas adoptadas por el Gobierno Nacional. La evolución futura de la crisis económica podría requerir que el Gobierno modifique alguna medida adoptada o emita regulaciones adicionales. En consecuencia, los estados contables de la Entidad deben ser leídos a la luz de estas circunstancias.

4. Tal como se menciona en las Notas 2, 3, 5 y 6 a los estados contables, hasta tanto el Gobierno Nacional finalice con éxito el proceso de reestructuración de la deuda soberana, persisten ciertas incertidumbres relacionadas con el cumplimiento por parte del Sector Público de sus obligaciones con la Entidad correspondientes a títulos públicos y financiaciones y, consecuentemente, con el valor recuperable de dichos activos.

5. Tal como se menciona en la Nota 10 "Bases de presentación de los estados contables", la Entidad ha preparado los presentes estados contables aplicando los criterios de valuación y exposición dispuestos por las normas del BCRA que como ente de control de entidades financieras, ha establecido mediante la Circular CONAU-1, sus complementarias y modificatorias. Sin embargo, tal como se menciona en la Nota 11, los mencionados criterios de valuación para ciertos activos y pasivos y las normas de exposición y presentación de estados contables establecidas por el Ente de Contralor no están de acuerdo en ciertos aspectos con las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires, cuyos efectos no han sido expuestos en los presentes estados contables.

6. Nuestro informe profesional de fecha 18 de febrero de 2004 sobre los estados contables de la Entidad y sus estados contables consolidados correspondiente al ejercicio finalizado el 31 de diciembre de 2003 merecieron abstención de opinión basada en las incertidumbres indicadas en el punto 4. y en la situación descripta en el punto 3. precedente, la cual ha evolucionado favorablemente a la fecha de este informe tal como se menciona en Nota 2 a los estados contables, y en otras incertidumbres que han sido resueltas a la fecha de este informe, tal como se menciona en las Notas 3.1, 3.2, 4 y 5, relacionadas con (a) la ampliación del plazo de las asistencias por redescuento y adelantos por iliquidez otorgados por el BCRA, (b) el monto de la compensación de los artículos 28 y 29 del Decreto 905/02 determinado por la Entidad por parte del BCRA, (c) la compensación por indexación asimétrica establecida por la Ley 25796, y (d) el cumplimiento del plan mencionado en Nota 4. Asimismo, dicho informe incluyó una excepción por ciertos desvíos a las normas contables profesionales descriptos en el punto 5. precedente.

7. En nuestra opinión, sujeto al efecto que sobre los estados contables pudieran tener los eventuales ajustes y reclasificaciones, si los hubiere, que pudieran

requerirse de la resolución de las situaciones descriptas en el punto 4, los estados contables de Banco Hipotecario SA reflejan razonablemente, en todos sus aspectos significativos, su situación patrimonial al 31 de diciembre de 2004, los resultados de sus operaciones, las variaciones en su patrimonio neto y el origen y aplicación de fondos por el ejercicio terminado en esa fecha, de acuerdo con normas establecidas por el Banco Central de la República Argentina y excepto por el desvío a normas contables profesionales indicado en el punto 5., con normas contables vigentes en la Ciudad Autónoma de Buenos Aires.

Asimismo, los estados contables consolidados de Banco Hipotecario SA con sus sociedades controladas reflejan razonablemente, en todos sus aspectos significativos, su situación patrimonial consolidada al 31 de diciembre de 2004 y los resultados consolidados de sus operaciones y el origen y aplicación de fondos consolidado por el ejercicio terminado en esa fecha, de acuerdo con normas establecidas por el Banco Central de la República Argentina y excepto por el desvío a normas contables profesionales indicado en el punto 5., con normas contables vigentes en la Ciudad Autónoma de Buenos Aires.

8. De acuerdo a lo requerido por la Comisión Nacional de Valores, sobre la independencia del Auditor Externo y sobre la calidad de las políticas de auditoría aplicadas por el mismo y de las políticas de contabilización de la Sociedad, el informe del Auditor Externo descripto anteriormente, incluye la manifestación de haber aplicado las normas de auditoría vigentes, que comprenden los requisitos de independencia, y considerando la observación mencionada en el párrafo 5, respecto a las políticas de contabilización de la Sociedad, no contiene otras observaciones en relación a la aplicación de dichas normas y de las normas contables profesionales.

9. En cumplimiento de lo prescripto por el inc° 5° del artículo 294 de la Ley 19550, informamos que la Memoria del Directorio correspondiente al ejercicio terminado el 31 de diciembre de 2004, contiene en general la información requerida por el Art. 66 de la Ley de Sociedades Comerciales y, en lo que es materia de nuestra competencia, que sus datos numéricos concuerdan con los registros contables de la sociedad y toda otra documentación pertinente. Por lo expuesto no tenemos objeciones que formular en materia de nuestra competencia, siendo las afirmaciones sobre hechos futuros responsabilidad exclusiva del Directorio.

Asimismo se autoriza a que cualesquiera de los integrantes firme el presente Informe en representación de la Comisión Fiscalizadora.

José Daniel ABELOVICH
Síndico

José A. CÁCERES MONIE
Síndico

Nicolás DILERNIA
Síndico

Ricardo FLAMMINI
Síndico

Marcelo Fuxman
Síndico

ENGLISH TRANSLATION OF EXHIBIT 23

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated Balance Sheet

For the year ended December 31, 2004
In comparative format with the previous year
(In thousands of pesos)

	2004	2003
ASSETS		
A. CASH AND CASH RESOURCES	341,762	414,275
Cash	62,351	50,019
Banks and correspondents	145,456	256,115
Others	133,955	108,141
B. GOVERNMENT AND CORPORATE SECURITIES (Note 2.4.)	867,169	1,419,158
Holdings in investment accounts	298,751	942,605
Holdings of trading securities	118,006	88,186
Unlisted government securities	234,704	184,179
Investments in listed corporate securities	61,422	34,761
Securities issued by the BCRA	154,286	184,932
Allowances	-	(15,505)
C. LOANS (Schedule B and Note 2.5.)	2,568,267	2,428,336
To the non-financial public sector	843,774	777,193
To the financial sector	79,646	29,608
To the non-financial private sector and residents abroad	1,932,603	2,041,213
Overdraft facilities	145,690	105,370
Mortgage loans	1,643,093	1,851,706
Pledge loans	2,235	-
Unallocated collections	(11,967)	(14,153)
Consumer loans	23,619	3,029
Credit cards	3,655	-
Others	101,531	57,844
Accrued interest and quotation differences receivable	24,747	37,417
Allowances	(287,527)	(419,678)
Difference for portfolio acquisition	(229)	-
D. OTHER RECEIVABLES FOR FINANCIAL TRANSACTIONS (Schedule B and Note 2.6.)	4,589,984	3,293,784
Argentine Central Bank	2,132	8,429
Amounts receivable for spot and forward sales to be settled	12,528	5,111
Securities to be received under spot and forward purchases to be settled	1,140,680	-
Others not included in the debtor classification regulations	3,129,801	2,853,860
Others included in the debtor classification regulations	337,752	431,417
Accrued interest receivable included in the debtor classification regulations	14,396	25,096
Allowances	(47,305)	(30,129)

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated Balance Sheet (Continued)

For the year ended December 31, 2004
In comparative format with the previous year
(In thousands of pesos)

		2004	2003
F.	INVESTMENTS IN OTHER COMPANIES (Note 2.7.)	8,304	2,775
	Others	8,304	2,775
G.	MISCELLANEOUS RECEIVABLES (Schedule B and Note 2.8.)	632,810	346,585
	Others	658,969	366,320
	Accrued interest receivable	1,698	1,698
	Allowances	(27,857)	(21,433)
H.	BANK PREMISES AND EQUIPMENT (Note 2.9.)	92,037	95,844
I.	MISCELLANEOUS ASSETS (Note 2.9.)	23,797	31,194
J.	INTANGIBLE ASSETS (Note 2.11.)	8,139	2,571
	Organization and development expenses	8,139	2,571
K.	UNALLOCATED ITEMS	2,606	5,253
	TOTAL ASSETS	9,134,875	8,039,775

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martial
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated Balance Sheet (Continued)

For the year ended December 31, 2004
In comparative format with the previous year
(In thousands of pesos)

	2004	2003
LIABILITIES		
M. DEPOSITS (Note 2.12.)	230,374	128,843
Non-financial public sector	20,006	18,405
Financial sector	4,334	4,241
Non-financial private sector and residents abroad	206,034	106,197
Current accounts	11,510	19,668
Savings accounts	73,875	33,693
Time deposits	80,260	16,892
Investment accounts	34,550	-
Others	4,945	25,532
Accrued interest and quotation differences payable	894	10,412
N. OTHER LIABILITIES FOR FINANCIAL TRANSACTIONS (Note 2.13.)	6,569,998	5,844,129
Argentine Central Bank – Others	2,227,347	2,102,610
Others	2,227,347	2,102,610
Banks and international entities	509,665	311,450
Unsubordinated negotiable obligations	2,717,257	2,650,939
Creditors for spot and forward purchases to be settled	976,854	7,016
Securities to be delivered under spot and forward sales to be settled	13,543	-
Premiums on options written	3,452	2,820
Loans from domestic financial institutions	42	214,174
Others	60,410	361,973
Accrued interest and quotation differences payable	61,428	193,147
O. MISCELLANEOUS LIABILITIES	62,299	60,254
Fees	5,845	3,863
Others	56,454	56,391
P. PROVISIONS	275,781	287,279
R. UNALLOCATED ITEMS	5,688	289
TOTAL LIABILITIES	7,144,140	6,320,794
T. MINORITY INTEREST	31,575	38,156
SHAREHOLDERS' EQUITY (Note 2.18.)	1,959,160	1,680,825
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	9,134,875	8,039,775

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated Income Statement

For the year ended December 31, 2004
In comparative format with the previous year
(In thousands of pesos)

		2004	2003
A.	FINANCIAL INCOME	732,447	968,563
	Interest on cash and cash resources	619	614
	Interest on loans to the financial sector	705	343
	Interest on overdraft facilities	5,145	8,723
	Interest on notes	8	-
	Interest on mortgage loans	161,603	193,752
	Interest on pledge loans	71	-
	Interest on credit card loans	23	-
	Interest on other loans	13,807	9,800
	Interest on other receivables for financial transactions	29,087	55,822
	Result of negotiable obligation restructuring	-	231,998
	Net income from government and corporate securities	135,150	-
	Net income from secured loans – Decree 1387/01	32,779	45,602
	Adjustment from application of CER	70,543	35,275
	Adjustment from application of CVS	62,104	73,886
	Result of financial loan restructuring	-	254,404
	Others	220,803	58,344
B.	FINANCIAL EXPENSES	300,800	594,940
	Interest on current account deposits	169	90
	Interest on savings account deposits	1,406	386
	Interest on time deposits	1,431	1,193
	Interest on loans from financial sector	5,169	10,838
	Interest on other liabilities for financial transactions	108,280	143,228
	Other interest	49,335	50,155
	Net loss on government and corporate securities	-	59,295
	Net loss on options	8,234	172
	Adjustment from application of CER	110,454	70,047
	Others	16,322	259,536
	GROSS INTERMEDIATION MARGIN	431,647	373,623
C.	LOAN LOSS PROVISION	17,502	33,359
D.	INCOME FROM SERVICES	91,106	73,540
	Linked with lending transactions	313	202
	Linked with borrowing transactions	25,733	3,022
	Other commissions	3	-
	Others	65,057	70,316
E.	EXPENSES FOR SERVICES	26,921	31,434
	Commissions	10,432	19,047
	Others	16,489	12,387

Guillermo C. Martínez
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

BANCO HIPOTECARIO

Consolidated Income Statement (Continued)

For the year ended December 31, 2004
In comparative format with the previous year
(In thousands of pesos)

	2004	2003
F. MONETARY RESULT OF FINANCIAL TRANSACTIONS	-	(10,105)
G. ADMINISTRATIVE EXPENSES	134,016	129,799
Personnel expenses	80,732	74,164
Directors' and syndics' fees	2,231	2,077
Other fees	7,396	6,634
Advertising and publicity	4,764	1,457
Taxes	10,322	8,274
Other operating expenses	23,712	34,163
Others	4,859	3,030
H. MONETARY RESULT OF OPERATING EXPENSES	-	42
NET INCOME FROM FINANCIAL TRANSACTIONS	344,314	242,508
I. MINORITY INTEREST	(1,073)	931
J. MISCELLANEOUS INCOME	95,697	264,895
Income from long-term investments	435	284
Penalty interest	9,444	15,026
Loans recovered and allowances reversed	53,264	53,130
Others	32,554	196,455
K. MISCELLANEOUS LOSSES	150,964	251,458
Penalty interest and charges in favor of the BCRA	40	81
Loan loss provision for miscellaneous receivables and other provisions	103,567	204,968
Others	47,357	46,409
L. MONETARY RESULT OF OTHER OPERATIONS	-	26
NET INCOME BEFORE INCOME TAX	287,974	256,902
M. INCOME TAX (Note 2.16.)	8,831	1,700
NET INCOME FOR THE YEAR	279,143	255,202

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martínez
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

BANCO HIPOTECARIO

Consolidated Statement of Source and Application of Funds

For the year ended December 31, 2004
In comparative format with the previous year
(In thousands of pesos)

	2004	2003
Changes in funds		
Cash and cash resources at beginning of year, restated	414,275	122,854
Increase (decrease) in funds	(72,513)	291,421
Cash and cash resources at end of year	341,762	414,275
Reasons for changes in funds		
Plus:		
Financial income collected	601,699	449,365
Income from services collected	91,106	76,703
Less:		
Financial expenses paid	423,001	35,637
Expenses for services paid	26,921	31,434
Administrative expenses paid	126,128	111,235
Funds provided by (used in) ordinary transactions	116,755	347,762
Other sources of funds	446,155	400,994
Net increase in deposits	111,049	9,113
Net increase in other liabilities	-	45,433
Net decrease in government and corporate securities	-	79,942
Net decrease in loans	-	240,877
Net decrease in other assets	293,125	-
Net decrease in other receivables for financial transactions	-	25,629
Other sources of funds	41,981	-
Total sources of funds	562,910	748,756
Other uses of funds	635,423	456,408
Net increase in government securities	4,591	-
Net increase in loans	81,184	-
Increase in other receivables for financial transactions	149,348	-
Net increase in other assets	-	286,696
Net decrease in deposits		-
Net decrease in other liabilities for financial transactions	396,247	118,575
Net decrease in other liabilities	4,053	-
Other uses of funds	-	51,137
Total uses of funds	635,423	456,408
Monetary result of cash and cash resources	-	927
Decrease in funds	(72,513)	291,421

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated Memorandum Accounts

For the year ended December 31, 2004
In comparative format with the previous year
(In thousands of pesos)

	2004	2003
DEBIT	12,553,525	10,540,564
Contingent	8,454,019	7,467,741
Guarantees received	1,688,851	1,969,694
Others not included in the debtor classification regulations	4,078,841	3,131,604
Contingencies-re. contra items	2,686,327	2,366,443
Control	4,068,535	3,055,738
Loans classified as non-recoverable	921,208	788,484
Others	3,120,833	2,267,172
Control re. contra items	26,494	82
Derivatives	17,372	17,085
Notional value of call options bought	-	-
Derivatives-re. contra items	17,372	10,075
Others	-	7,010
Trust activities	13,599	-
Trust funds	13,599	-
CREDIT	12,553,525	10,540,564
Contingent	8,454,019	7,467,741
Loans granted (unused balances) included in the debtor classification regulations (Schedule B)	9,468	932
Guarantees provided to the Argentine Central Bank	911,197	491,205
Other guarantees provided not included in the debtor classification regulations	591,595	32,730
Contingencies-re. contra items	6,941,759	6,942,874
Control	4,068,535	3,055,738
Amounts to be credited	28,319	1
Control-re. contra items	4,040,216	3,055,737
Derivatives	17,372	17,085
"Notional" value of call options written	17,372	10,075
Derivatives re. contra items	-	7,010
Trust activities	13,599	-
Trust accounts re. contra items	13,599	-

Notes are an integral part of these consolidated financial statements.

Guillermo C. Martinez
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated classification of financing according to status and guarantees received

For the year ended December 31, 2004
In comparative format with the previous year
(In thousands of pesos)

SCHEDULE B

COMMERCIAL PORTFOLIO	2004	2003
Normal situation	1,256,342	1,093,888
With "B" preferred collateral and counter-guarantees	659	20,632
Without any preferred collateral or counter-guarantees	1,255,683	1,073,256
Potential risk	1,040	1,610
With "B" preferred collateral and counter-guarantees	1,037	1,610
Without any preferred collateral or counter-guarantees	3	-
With problems	-	-
With "B" preferred collateral and counter-guarantees	-	-
Without any preferred collateral or counter-guarantees	-	-
High risk of insolvency	-	-
With "B" preferred collateral and counter-guarantees	-	-
Without any preferred collateral or counter-guarantees	-	-
Uncollectible	3,396	12,579
With "B" preferred collateral and counter-guarantees	153	-
Without any preferred collateral or counter-guarantees	3,243	12,579
Uncollectible for technical reasons	1,019	1,017
With "B" preferred collateral and counter-guarantees	-	-
Without any preferred collateral or counter-guarantees	1,019	1,017
TOTAL COMMERCIAL PORTFOLIO	1,263,009	1,110,734

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Consolidated classification of financing according to status and guarantees received

SCHEDULE B
(Continued)

CONSUMER AND HOUSING PORTFOLIO	2004	2003
Normal performance	1,493,850	1,605.024
With "B" preferred collateral and counter-guarantees	1,376,632	1,518,452
Without any preferred collateral or counter-guarantees	117,218	86,572
Inadequate performance	103,167	159,417
With "B" preferred collateral and counter-guarantees	96,529	150,294
Without any preferred collateral or counter-guarantees	6,638	9,123
Deficient performance	59,212	85,163
With "B" preferred collateral and counter-guarantees	54,057	80,397
Without any preferred collateral or counter-guarantees	5,155	4,766
Difficult collection	85,851	98,750
With "B" preferred collateral and counter-guarantees	71,757	88,280
Without any preferred collateral or counter-guarantees	14,094	10,470
Uncollectible	173,678	221,734
With "B" preferred collateral and counter-guarantees	56,825	109,975
Without any preferred collateral or counter-guarantees	116,853	111,759
Uncollectible for technical reasons	38,872	24,637
With "B" preferred collateral and counter-guarantees	31,202	19,251
Without any preferred collateral or counter-guarantees	7,670	5,386
TOTAL CONSUMER AND HOUSING PORTFOLIO	1,954,630	2,194,725
GENERAL TOTAL	3,217,639	3,305,459

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.
D

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Notes to the Consolidated Financial Statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

1 - CONSOLIDATION BASIS

These financial statements reflect the consolidated operations carried out by Banco Hipotecario Sociedad Anónima and BACS Banco de Crédito y Securitización Sociedad Anónima during the years ended December 31, 2004 and 2003 and BHN Sociedad de Inversión Sociedad Anónima during the periods of nine months ended September 30, 2004 and 2003.

Although Banco Hipotecario Sociedad Anónima holds the controlling interests in BHN Inmobiliaria Sociedad Anónima and since October 3, 2000 in VR-Tasaciones y Certificaciones Sociedad Anónima, these companies' financial statements have not been consolidated with those of the Bank because the Management considers that the business activities in which the former is engaged are not homogeneous or supplementary to those carried out by the Bank, and the business activities carried out by the latter are not very significant.

The equity investments held by the Bank in the consolidated and non-consolidated companies at December 31, 2004 are as follows:

- BACS Banco de Crédito y Securitización Sociedad Anónima: 43,750,000 ordinary book-entry shares with a value of $1 each and entitled to one vote per share, which represent 70% of the capital stock.

- BHN Sociedad de Inversión Sociedad Anónima: 17,999,920 ordinary book-entry shares with a value of $1 each and entitled to one vote per share, which represent 99.99% of the capital stock.

- BHN Inmobiliaria Sociedad Anónima: 1,899,880 ordinary book-entry shares with a value of $1 each and entitled to one vote per share, which represent 99.99% of the capital stock.

- VR-Tasaciones y Certificaciones Sociedad Anónima: 100,000 ordinary shares with a value of $1 each and entitled to one vote per share, which represent 100% of the capital stock.

The procedure followed by the Bank to include the controlled investees BHN Sociedad de Inversión Sociedad Anónima –consolidated– and BACS Banco de Crédito y Securitización Sociedad Anónima's accounts was as follows:

1.1. The Bank's Financial Statements have been prepared in line with the valuation and disclosure standards laid down by the Argentine Central Bank and include the balances reported in its Balance Sheet, Income Statement, Memorandum Accounts, Statement of Source and Application of Funds and Exhibit B, which have been consolidated on a line-by-line basis.

1.2. Items arising from intercompany transactions within the consolidated entities have been eliminated from the Balance Sheet, Income Statement, Memorandum Accounts, Statement of Source and Application of Funds and Exhibit B.

1.3. The portion of the Shareholders' Equity corresponding to the minority interest has been disclosed in the Consolidated Balance Sheet, in the line captioned "Minority Interest".

1.4. The portion of the net income/(loss) on the minority interest has been disclosed in the Consolidated Income Statement, in the line captioned "Minority Interest".

2 - BASIS FOR THE PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements of Banco Hipotecario Sociedad Anónima have been prepared in line with the provisions of Argentine Central Bank Communication "A" 2813 and supplementary rules, as amended, regarding financial reporting requirements for the publication of quarterly and annual financial statements and observing the guidelines of Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils of Economic Sciences (F.A.C.P.C.E.).

The consolidated financial statements of BHN Sociedad de Inversión Sociedad Anónima and the individual financial statements of BACS Banco de Crédito y Securitización Sociedad Anónima have been prepared following similar criteria to those applied by Banco Hipotecario Sociedad Anónima.

As from January 1, 2002, as a result of the application of Communication "A" 3702 which established the repeal of any legal and regulatory rule that did not allow the restatement of the accounting balances at period-end currency values, the Bank has resumed the application of the adjustment for inflation following the restatement method established by Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

On March 25, 2003, the Executive Branch issued Decree 664 establishing that the financial statements for years ending as from that date are to be stated in nominal currency. Consequently, in accordance with Communication "A" 3921 of the BCRA, restatement of the financial statements was discontinued as from March 1, 2003.

The principal disclosure and valuation criteria followed for preparing these financial statements are described below:

2.1. Foreign currency assets and liabilities:

Foreign currency assets and liabilities have been valued at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank, in force at the close of operations carried out on the last business day of the years ended December 31, 2004 and 2003.

2.2. Gold and other precious metals

Holdings of gold and silver were valued at the latest selling quotation on the London market, in US dollars, net of the direct selling expenses, converted into pesos at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank, in force at the close of operations on the last business day of the years ended December 31, 2004 and 2003.

In accordance with Communication "A" 2290 of the Argentine Central Bank, holdings of silver were included under Cash and cash resources, taking into account that: i) their market value arises from daily quotations of relevant transactions and ii) they are minted or represent "good delivery bars" in accordance with the regulations of the Governing Entity.

2.3. Interest accruals and adjustments of principal amounts (CER and CVS):

Interest accruals were determined using the exponential method for all lending and certain borrowing transactions in local and foreign currency whose total term was more than 92 days, and interest accruals for loans overdue more than 90 days were discontinued.

Adjustments of principal amounts from application of the CER and CVS were accrued as established by Argentine Central Bank regulations, and interest accruals for loans overdue more than 90 days were discontinued.

2.4. Government and corporate securities:

Listed - In Argentina and abroad:

a) The securities classified as "Holdings of trading securities", "Investment in listed corporate securities" and "Securities issued by the BCRA" have been valued at their year-end market quotation, net of the estimated allowance, where applicable, and corporate securities with autorization to trade on euromarkets and on the Buenos Aires Stock Exchange have been valued at their technical residual value.

b) The BODEN 2012 Government securities in US$ classified as "Holdings in investment accounts" have been recognized at their technical value, in accordance with the whereas clauses of Communication "A"3785, supplementary rules and amendments. Such technical values increase on the basis of interest accrued under the issue terms and conditions at the end of each year. The new foreign currency balance is converted into pesos at the reference exchange rate published by the Argentine Central Bank.

c) At December 31, 2003, BODEN National Government securities received in lieu of payment from borrowers of mortgage loans, as established by Decree 905/02, have been valued at their power to repay the financial assistance received from the Argentine Central Bank, that is, $1.40 per US dollar plus CER and accrued interest.

d) The National Government Securities originally issued in foreign currency subject to Argentine legislation have been converted into pesos at the exchange rate of $1.40 per US dollar, as provided for by Law 25561, Decree 214 and complementary rules and amendments.

e) National Government securities originally issued in foreign currency and not subject to conversion into pesos, have been recorded at December 31, 2003 carrying value.

Unlisted -Argentina

The securities classified under "Unlisted Government Securities" have been valued at cost plus accrued interest not yet collected.

The Bank has recorded Secured Bonds issued by the Fiduciary Fund for Provincial Development received within the framework of Decree 1579/02, Ministry of Economy Resolution 539/02 and supplementary rules. These bonds have been stated at the lower of average book value (for those securities that will be used as collateral for the subscription of hedge bonds) or present or technical value (for the other securities), following the guidelines established by Communication "A" 3911, complementary rules and amendments.

2.5. Loans:

The portfolio of performing loans and loans due ninety days or less has been valued in terms of the principal amounts actually lent, plus capitalized interest, net of principal amortization collected and debt balance refinancing, plus adjustments (from application of the CER, where applicable) and accrued interest receivable and less the estimated reserve for loan losses.

Loans secured under Decree 1387/01 have been valued in accordance with the guidelines of BCRA Communication "A" 3911, complementary rules and amendments, as follows: i) those used for the matching, at the lower of present value (cash flows according to contract conditions, discounted at the rates of interest established by the BCRA) or technical value (amount index-adjusted by applying the CER, where applicable, plus interest accrued according to contract conditions). This value is compared to the theoretical value (book value at February 28, 2003, net of the offsetting account, plus adjustment by the CER, where applicable). The differences resulting from this comparison are shown in an asset offsetting account. ii) the loans to be used as collateral for the advances granted by the BCRA for the subscription of the hedge bonds established by Decree 905/02, at their average book value established by Communication "A" 3756.

Other loans to the public sector, not included in the preceding paragraph, originally granted in foreign currency have been converted into pesos at the exchange rate of $1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to the amount of those loans and maximum rates have been established, in accordance with Decree 1579/02, if those assets were subjected to the Exchange of Provincial Public Debt.

Loans to the non-financial private sector originally granted in foreign currency have been converted into pesos at the exchange rate of $1.00 per US dollar, as established by Law 25561, Decree 214 and

complementary rules and amendments. Since February 3, 2002, the CER and CVS have been applied to the amount of those loans and maximum rates have been established, depending on the borrower.

2.6. Other receivables for financial transactions:

The individual mortgage loans pending securitization whose fiduciary ownership was transferred by the Bank and recorded in this caption have been valued and converted into pesos following the criterion described in point 2.3 and 2.5.

The amount recorded in the account captioned "Other not included in the debtor classification regulations - Compensation to be received from the National Government" includes the amount in pesos equivalent to the technical value of the bonds to be received, in accordance with sections 28 and 29 of Decree 905, until the Argentine Central Bank credits the remaining BODEN 2012 in US dollars requested in compliance with that regulation.

The Bank has repurchased its Negotiable Obligations under a financing agreement signed with DePfa Investment Bank Ltd. Under this agreement, the Bank's rights to receive its own negotiable obligations at market value have been recorded under assets and the financing received from abroad, under liabilities.

The Bank has also carried out a total return swap transaction involving the forward purchase by the Bank of its own shares. The rights arising from this purchase have been valued at year-end market value of the underlying asset.

The rights arising from currency swap transactions carried out as a hedge for the restructured obligations issued in Euros have been valued at the reference US dollar exchange rate published by the BCRA, and the obligations issued in currencies other than the US dollar have been converted to the latter currency applying the swap rates communicated by the BCRA operations desk in force at the close of operations on the last business day of the years ended December 31, 2004 and 2003.

The financial trust participation certificates have been valued according to the equity method of accounting.

Financial trust debt securities have been stated at face value, index-adjusted by applying the CER, where applicable, plus interest accrued until the end of the year.

2.7. Investments in other companies:

This caption mainly includes the equity investments held by the Bank in:

Controlled investee engaged in non-homogeneous activities: BHN Inmobiliaria Sociedad Anónima. This equity investment has been recorded according to the equity method of accounting, at June 30, 2004.

Notes to the Consolidated Financial Statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

Other equity investments: Mercado Abierto Electrónico Sociedad Anónima, ACH Sociedad Anónima, VR-Tasaciones y Certificaciones Sociedad Anónima, Mortgage.com Inc. and VR-Particulares Sociedad Anónima. These equity investments have been recorded at the lower of cost or estimated recoverable value.

2.8. Miscellaneous receivables

BODEN 2012 and National Government Secured Loans deposited in escrow have been valued following the criteria mentioned in the second paragraph of point 2.4. and in second paragraph of point 2.5., respectively.

2.9. Bank premises and equipment and miscellaneous assets:

These assets are recorded at cost restated in constant monetary units until February 28, 2003, net of accumulated depreciation calculated following the straight-line method, based on the estimated useful life of the assets. The cost of assets added before December 31, 1994 is restated in constant currency as of that date, while subsequent transactions are valued in current purchasing power values of the period to which they correspond.

The Bank records in "Miscellaneous assets – Assets acquired through foreclosures" housing units added to the Bank's assets in repayment of mortgage loans. These housing units have been valued at the lower of market value or the value of the loan, net of allowances.

The net book values of the assets taken as a whole, except for the assets intended for sale, which do not exceed their estimated recovery value, do not exceed their net realizable value.

2.10. Housing, life and unemployment insurance premiums in lending transactions:

The Bank's policy is to recognize the premium income when the corresponding loan installment accrues, except for those loans that are more than ninety days in arrears, and to allocate the expenditures for claims to the net income/(loss) for the period in which they occur.

The Bank has set up a reserve of Ps. 12,013 thousand, which is included in the Shareholders' Equity – Profit reserves – Others and a reserve for pending insurance claims for Ps. 10,098 thousand and Ps. 9,358 thousand at December 31, 2004 and 2003, respectively, which is shown in the Provisions caption under Liabilities.

2.11. Intangible assets

These assets represent organization and systems development expenses incurred by Banco Hipotecario S.A. and organization expenses due to the establishment and start-up and implementation of computer software

of BHN Sociedad de Inversión Sociedad Anónima and BACS Banco de Crédito y Securitización Sociedad Anónima. These assets have been restated in constant monetary units of February 28, 2003, and are being amortized monthly according to the straight-line method, based on their estimated useful life.

2.12. Deposits

Deposits have been valued at their placement value, plus adjustments from application of the CER and accrued interest, where applicable. The fixed return on each transaction is accrued on an exponential basis, while the variable return on time deposits adjusted by applying the CER and included in "Investment Accounts" is accrued at the pro rata rate of return agreed upon based on the improvement in the price of the financial asset or financial asset indicator, between the time the transaction is arranged and the end of the month.

Deposits originally made in foreign currency have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to those deposits.

2.13. Other liabilities for financial transactions

At December 31, 2003, futures and options transactions originally agreed in foreign currency, whether they have been settled and/or with settlement agreements in writing by the parties prior to the effectiveness of Decree 992 have been valued at the various rates of exchange agreed by the parties at the time of settlement of each transaction. The other transactions not renegotiated at the effective date of that decree have been converted into pesos at the rate of exchange of $ 1.40 per US dollar and recognized as sight accounts.

US dollar-denominated negotiable obligations under currency swap transactions carried out as a hedge for the restructured obligations issued in Euros have been valued at the reference US dollar exchange rate published by the BCRA, and the obligations denominated in other currencies have been converted to US dollars applying the swap rates communicated by the BCRA operations desk, in force at the close of operations on the last business day of the years ended December 31, 2004 and 2003.

2.14. Valuation of options

Premiums on call options written and bought have been accrued on a linear basis during the life of the contract.

2.15. Provisions

The Bank estimates contingencies and records them in Provisions, under Liabilities. These provisions cover various items, such as insurance risk, provisions for lawsuits, unforeseen risks, etc.

Notes to the Consolidated Financial Statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

2.16. Dismissal Indemnities

The Bank does not set up any provisions to cover the risk of dismissal indemnities involving the staff, as the disbursements in this respect are charged to the results for the year in which they occur.

2.17. Income Tax

Pursuant to Article 28 of Law 24,855, Banco Hipotecario Sociedad Anónima is subject to income tax, except for all the housing loan transactions carried out prior to October 23, 1997, date of registration of its by-laws with the Superintendency of Corporations.

The Bank charges income and sets up a provision for income tax determined based on the transactions subject to this tax in the period in which those transactions are carried out.

2.18. Minimum Notional Income Tax

Although the tax paid can be considered as a tax credit on account of income tax for a period of up to 10 years, the Bank has charged that disbursement to results.

2.19. Shareholders' Equity

a. Capital stock, reserves and capital adjustment:

The Shareholders' Equity account activity and balances prior to December 31, 1994 have been restated in the currency values prevailing at that date, following the method mentioned in the first paragraph of this Note. The transactions carried out subsequent to that date have been recorded in currency values of the period to which they correspond. The balances of the Shareholders' Equity accounts at December 31, 2004 have been restated in the currency value of February 28, 2003. The adjustment derived from the restatement of the balance of "Capital Stock" was allocated to "Equity Adjustments".

b. Results:

Income and expenses for the year have been restated into year-end currency regardless of whether they have been collected or paid. Monetary results of exposure to inflation were determined through February 28, 2003 as follows:

a) "Monetary result of financial transactions" includes the result of exposure to inflation generated by assets and liabilities related to the carrying out of the usual brokerage activity between the supply and demand of financial resources.
b) "Monetary result of operating expenses" includes the result of exposure to inflation generated by monetary assets and liabilities in pesos, related to administrative expenses.

c) "Monetary result of other operations" includes the result of exposure to inflation generated by assets and liabilities not related to the financial brokerage activity.

c. Prior year adjustment

On January 30, 2004, BCRA Communication "A" 4084 established a change of criterion for the valuation of assets delivered to the public sector. The effect of this change was recorded as a counterpart under the Prior year adjustments caption, as established by BCRA Communication "A" 4095.

The most significant changes include the treatment applicable to assets delivered as collateral for advances granted by the BCRA for the subscription of the bonds envisaged in Sections 10, 11 and 12 of Decree No. 905/02. At the Bank's option, these assets may be excluded from the treatment foreseen in Communication "A" 3911. In this case, those assets are to be recorded at the value admitted for purposes of the providing of collateral, under the terms of Section 15 of the above-mentioned Decree and BCRA Communications "A" 3717 and "A" 3756.

The norm also establishes that effective January 2004 past due and unpaid public sector instruments are to be recorded at the lower of carrying value at December 31, 2003 or the value resulting from applying to their face value, net of retirements or of their conversion into tax options, as the case may be, the lowest percentage resulting from applying the net present value method to Promissory Notes and Bonds issued by the Trust Fund for Provincial Development.

It has also been established that interest accrued since December 2001 on the public debt instruments eligible for the sovereign debt restructuring agreement is to be offset against an adjustment account.

The Bank has opted to value the assets used as collateral at the value admitted for purposes of the providing of that collateral. As a result of the carrying value adjustment, an increase of $56,013 thousand was recorded as a counterpart in Prior year adjustments.

At December 31, 2003, in accordance with regulations known at that date, the Bank had capitalized the difference arising from the application of the CVS instead of CER to certain loans for $ 81,645 thousand. At the date of these financial statements, those loans had been repaid in the amount of $51,645 thousand charging them to prior years results, according to the criterion established by BCRA Communication "A" 4202, and the difference was covered with provisions previously set up.

The fees for Ps. 5,176 thousand payable to the Executive Committee Directors for profit sharing and stock appreciation rights which are to be charged to fiscal 2003, as resolved by the Meeting of Shareholders held on May 31, 2004, have been allocated as prior year adjustments.

The preparation of the financial statements requires that the Bank's Board of Directors perform estimates affecting assets and liabilities, the results for the year and the determination of contingent assets and

liabilities at the date thereof. Since these estimates involve value judgements regarding the probability of occurrence of future events, the actual net income/(loss) may differ from the estimated amount and thus generate losses or profits affecting subsequent periods. All legal and regulatory rules in force at the date of presentation of these financial statements have been considered.

The financial statement figures for the previous year, presented for comparative purposes, include certain reclassifications and adjustments that contemplate specific disclosure criteria so as to present them on a consistent basis with those of the current year.

3 - DIFFERENCES BETWEEN ARGENTINE CENTRAL BANK REGULATIONS AND PROFESSIONAL ACCOUNTING STANDARDS

Below is a detail of the main differences between the Argentine Central Bank regulations and professional accounting standards, considering the statement made in the first part of Note 10:

3.1. Valuation criteria

a) Compensation to be received, per Sections 28 and 29 of National Executive Branch Decree 905/02, and investment account securities

At December 31, 2004 and 2003, the Bank carries the government securities received and to be received in the "Government Securities – holdings in investment accounts" and Other Receivables for financial transactions – Other not included in the debtor classification regulations" captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02.

In addition, there are BODEN 2012 received in repayment of mortgage loans that are carried in investment accounts.

Under professional accounting standards, those assets should be valued at their quotation values net of estimated selling expenses, charging the quotation differences to the results for each period, except there is a possibility and intention to carry them until maturity.

b) Allowances for receivables from the non-financial public sector

Current regulations on the setting up of allowances issued by the Argentine Central Bank provide that receivables from the Public Sector are not subject to allowances for doubtful accounts. Under professional accounting standards, those allowances must be estimated on the basis of the uncollectibility risk attaching to those assets.

c) Accounting for income tax according to the deferred tax method

The Bank determines income tax at the statutory rate applicable to the estimated taxable income, without considering the effect of any timing differences between the accounting and taxable results. Under professional accounting standards, income tax must be recognized according to the deferred tax method.

Notes to the Consolidated Financial Statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

d) Secured loans, government and other similar securities

As established by Decree No. 1387/01 dated November 6, 2001, in the fiscal year ended December 31, 2001, the Bank exchanged with the National Government national government securities (classified and valued as "Investment accounts", according to the criteria established by the BCRA) for national secured loans which, at December 2004 and 2003 were recorded under "Loans to the Public Sector". Furthermore, as established by Decree 1579/02 the Bank and the Fiduciary Fund for the Provincial Development exchanged loans to the provincial governments for Provincial Secured Loans (BOGAR) which at December 31, 2004 and 2003 have been disclosed under Government and Corporate Securities.

At those dates, the Bank valued the two assets at the lower of present or technical value, as established by BCRA Communication "A" 3911 and complementary rules, as amended, except for those used as collateral for advances granted by the Governing Entity for the subscription of the bonds foreseen in Decree 905/02. Under the provisions of CD Resolution No. 290/01 of the CPCECABA, at December 31, 2004 and 2003 those assets should have been valued on the basis of the respective quotation values of the securities exchanged as of November 6, 2001, which are considered to be the transaction cost as from that date, where applicable, plus interest accrued at the internal rate of return until the end of each period.

The Bank has recorded as a prior year adjustment the positive difference arising from recognizing the loans to the Public Sector at their repayment value for the acquisition of Hedge Bonds (per National Executive Branch Decree 905/02) following the guidelines of Communication "A" 4095. Under professional accounting standards, this item is to be charged to the result for the year, because it was accrued this year.

e) Compensation for application of the CER/CVS

The Bank has written off the compensation amount for asymmetric indexation and charged it to the results for prior years, according to the criterion established by BCRA Communication "A" 4202. Under professional accounting standards, that compensation amount should have been charged to the results for the current year.

f) Valuation at equity value

For purposes of calculating the equity value, Technical Pronouncement No. 21 establishes that the closing date of the period of investors is to coincide with that of the issuing companies, a criterion that differs from Argentine Central Bank regulations. The same valuation criterion under professional accounting standards is also to be applied to all subsidiaries.

g) Restatement to constant currency

Guillermo C. Martinez
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Consolidated Financial Statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

The December 31, 2003 financial statements have given recognition to the effects of the variations in the purchasing power of the currency until February 28, 2003, following the restatement method established by Technical Pronouncement No. 6 (as amended by Technical Pronouncement No. 19) of the FACPCE. As provided for by National Executive Branch Decree 664/2003, Argentine Central Bank Communication "A" 3921 and CNV Resolution No. 441, the Bank discontinued the application of that method and, therefore, did not recognize the effects of the variations in the purchasing power of the currency as from March 1, 2003.

As established by MD Resolutions Nos. 10 and 41/2003 of the CPCECABA, under professional accounting standards the application of this method remained in effect until the years ended December 31, 2003.

Nevertheless, taking into account the negative variation of 2.1% in the IPIM in the period from March to September 2003, the effects derived from failure to recognize those variations in these financial statements have not been significant.

3.2. Disclosure issues

a) Statement of cash flows, earning per share and business segment

The criterion established by Technical Pronouncement No. 19 for disclosing these items differs from that established by the Argentine Central Bank in its Circular CONAU 1.

4 - RESTRICTED ASSETS OF RELATED COMPANIES

As of September 30, 2004, BHN Sociedad de Inversión Sociedad Anónima did not have any restricted assets.

BACS Banco de Crédito y Securitización S.A. is subject to the provisions of Decree 905/02 which provides that the Argentine Central Bank will grant financing to financial institutions for the subscription of bonds issued by the National State (BODEN due 2012 in US dollars), to be earmarked to cover the negative net foreign currency position, requiring for such purpose assets as collateral for that financing. At the date of these financial statements, the assets to be offered by the Bank to the Governing Entity had not been identified.

BACS Banco de Crédito y Securitización S.A. carries certificates of participation in the BACS II Financial Trust and BACS Funding I Mortgage Trust as collateral for the financing line held with International Finance Corporation (IFC).

5 – MORTGAGE SYSTEMS INTERNATIONAL LLC ("MSI")

In view of the equity interest held by BHN Sociedad de Inversión S.A. in Mortgage Systems International LLC ("MSI"), and considering the problems that could arise from continuing to maintain an equity interest higher than 12.5% in a company which does not currently provide services supplementary to the Bank's specific activities, through Minutes No. 135 dated December 3, 2003 the Board of Directors resolved to: i) properly reflect the

situation arising from the equity interest held in MSI in a note to consolidated financial statements; ii) consider the excess equity interest held by BHN Sociedad de Inversión S.A. in MSI's capital stock as a higher consolidated minimum capital requirement, as established by applicable regulations; and iii) make the pertinent presentations to the BCRA proposing the correct classification.

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Balance Sheet

For the year ended December 31, 2004
In comparative format with the previous year
(In thousands of pesos)

	2004	2003
ASSETS		
A. CASH AND CASH RESOURCES	316,423	379,002
Cash	43,039	30,892
Banks and correspondents	139,429	239,969
Others – (Note 10.2.)	133,955	108,141
B. GOVERNMENT AND CORPORATE SECURITIES (Schedule A and Note 10.4.)	816,200	1,358,173
Holdings in investment accounts	262,876	906,791
Holdings of trading securities	115,101	24,341
Unlisted government securities	234,704	234,401
Investments in listed corporate securities	49,233	7,708
Securities issued by the BCRA	154,286	184,932
C. LOANS (Schedules B, C and D and Notes 10.3. and 10.5.)	2,527,677	2,393,243
To the non-financial public sector	843,774	777,193
To the financial sector	84,333	1,467
To the non-financial private sector and residents abroad	1,886,712	2,034,191
Overdraft facilities	145,690	105,370
Mortgage loans	1,643,093	1,851,706
Pledge loans	2,235	-
Consumer loans	19,712	3,029
Credit cards	3,655	-
Unallocated collections	(11,949)	(14,153)
Others	60,429	50,858
Accrued interest and quotation differences receivable	23,847	37,381
Allowances (Schedule J and Notes 12 and 13)	(287,142)	(419,608)
D. OTHER RECEIVABLES FOR FINANCIAL TRANSACTIONS (Schedules B, C and D and Notes 10.3. and 10.6.)	4,512,195	3,197,702
Argentine Central Bank	2,132	8,429
Amounts receivable for spot and forward sales to be settled	12,528	-
Securities to be received under spot and forward purchases to be settled	1,140,680	-
Others not included in the debtor classification regulations (Note 16)	3,051,965	2,785,495
Others included in the debtor classifications regulations (Notes 16 and 17)	337,752	408,896
Accrued interest receivable included in the debtor classification regulations (Note 17)	14,396	25,011
Allowances (Schedule J)	(47,258)	(30,129)

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 09, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Balance Sheet (Continued)
For the year ended December 31, 2004
In comparative format with the previous year
(In thousands of pesos)

	2004	2003
F. INVESTMENTS IN OTHER COMPANIES (Schedule E and Notes 10.7. and 32)	119,351	114,894
In financial institutions	73,670	74,198
Others	45,681	40,696
G. MISCELLANEOUS RECEIVABLES (Note 10.8.)	623,161	335,072
Others (Note 18)	649,320	354,807
Other accrued interest receivable	1,698	1,698
Allowances (Schedule J)	(27,857)	(21,433)
H. BANK PREMISES AND EQUIPMENT (Schedule F and Note 10.9.)	89,409	95,607
I. MISCELLANEOUS ASSETS (Schedule F and Note 10.9.)	23,797	31,194
J. INTANGIBLE ASSETS (Schedule G and Note 10.11.)	6,263	1,969
Organization and development expenses	6,263	1,969
K. UNALLOCATED ITEMS	2,606	5,253
TOTAL ASSETS	9,037,082	7,912,109

Guillermo C. Martinez
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 09, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)



BANCO HIPOTECARIO

Balance Sheet (Continued)
For the year ended December 31, 2004
In comparative format with the previous year
(In thousands of pesos)

	2004	2003
LIABILITIES		
L. DEPOSITS (Schedules H and I and Notes 10.3., 10.12. and 31)	236,392	132,625
Non-financial public sector	20,006	18,405
Financial sector	4,389	4,241
Non-financial private sector and residents abroad	211,997	109,979
Current accounts	17,473	23,450
Savings accounts	73,875	33,693
Investment accounts	34,550	-
Time deposits	80,260	16,892
Others	4,945	25,532
Accrued interest and quotation differences payable	894	10,412
M. OTHER LIABILITIES FOR FINANCIAL TRANSACTIONS (Schedule I and Notes 10.3., 10.13. and 10.14.)	6,512,749	5,757,125
Argentine Central Bank	2,198,115	2,074,683
Others	2,198,115	2,074,683
Banks and international entities	490,848	259,465
Unsubordinated negotiable obligations (Note 19)	2,717,257	2,650,939
Amounts payable under spot and forward purchases to be settled	976,854	-
Securities to be delivered under spot and forward sales to be settled	13,543	-
Premiums on options written	3,452	2,820
Loans from domestic financial institutions	-	214,174
Others (Note 22)	51,310	361,973
Accrued interest and quotation differences payable	61,370	193,071
N. MISCELLANEOUS LIABILITIES	47,312	53,966
Fees	5,817	3,833
Others (Note 23)	41,495	50,133
O. PROVISIONS (Schedule J and Notes 10.10., 10.15. and 24)	275,781	287,279
Q. UNALLOCATED ITEMS	5,688	289
TOTAL LIABILITIES	7,077,922	6,231,284
SHAREHOLDERS' EQUITY *(per related statement)* (Note 10.19.)	1,959,160	1,680,825
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	9,037,082	7,912,109

Notes and Schedules are an integral part of these financial statements.

Guillermo C. Martinez
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 09, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Income Statement

For the year ended December 31, 2004
In comparative format with the previous year
(In thousands of pesos)

	2004	2003
A. FINANCIAL INCOME	707,880	929,983
Interest on cash and cash resources	595	573
Interest on loans to the financial sector	748	-
Interest on overdraft facilities	5,145	8,723
Interest on notes	8	-
Interest on mortgage loans	161,603	193,752
Interest on pledge loans	71	-
Interest on credit card loans	23	-
Interest on other loans	11,133	9,461
Interest on other receivables for financial transactions	28,541	54,300
Result of negotiable obligation restructuring	-	231,998
Net income from government and corporate securities	117,844	-
Net income from secured loans – Decree 1387/01	32,779	45,602
Adjustment from application of CER	69,043	34,025
Adjustment from application of CVS	62,104	73,886
Result of financial loan restructuring	-	254,404
Others (Note 25)	218,243	23,259
B. FINANCIAL EXPENSES	296,442	589,266
Interest on current account deposits	173	95
Interest on savings account deposits	1,406	386
Interest on time deposits	1,431	1,193
Interest on loans from financial sector	5,169	10,838
Interest on other liabilities for financial transactions	106,626	142,672
Other interest	48,787	49,773
Net loss on options	8,234	172
Net loss on government and corporate securities	-	62,344
Adjustment from application of CER	108,969	69,569
Others (Note 25)	15,647	252,224
GROSS INTERMEDIATION MARGIN	411,438	340,717
C. LOAN LOSS PROVISION	17,130	33,289
D. INCOME FROM SERVICES	67,433	73,413
Linked with lending transactions	134	-
Linked with borrowing transactions	3,005	3,022
Others (Note 26)	64,294	70,391
E. EXPENSES FOR SERVICES	26,939	30,988
Commissions	10,388	18,981
Others (Note 27)	16,551	12,007

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 09, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Income Statement (Continued)

For the year ended December 31, 2004
In comparative format with the previous year
(In thousands of pesos)

	2004	2003
F. MONETARY RESULT OF FINANCIAL TRANSACTIONS	-	(9,314)
G. ADMINISTRATIVE EXPENSES	105,335	101,708
Personnel expenses	57,765	55,018
Directors' and syndics' fees	2,029	1,925
Other fees	6,157	5,123
Advertising and publicity	4,644	1,454
Taxes	9,978	7,781
Other operating expenses (Note 28)	21,841	27,684
Others	2,921	2,723
H. MONETARY RESULT OF OPERATING EXPENSES	-	41
NET INCOME FROM FINANCIAL TRANSACTIONS	329,467	238,872
I. MISCELLANEOUS INCOME	100,501	264,634
Income from long-term investments	10,713	-
Penalty interest	9,430	15,026
Loans recovered and allowances reversed	53,019	53,130
Others (Note 29)	27,339	196,478
J. MISCELLANEOUS LOSSES	150,825	248,328
Loss on long-term investments	-	10
Penalty interest and charges in favor of the BCRA	30	74
Loan loss provision for miscellaneous receivables and other provisions	103,567	204,968
Others (Note 30)	47,228	43,276
K. MONETARY RESULT OF OTHER OPERATIONS	-	24
NET INCOME BEFORE INCOME TAX	279,143	255,202
NET INCOME FOR THE YEAR	279,143	255,202

Notes and schedules are an integral part of these financial statements.

Guillermo C. Martinez
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 09, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Statement of Changes in Shareholders' Equity

For the year ended December 31, 2004
In comparative format with the previous year
(In thousands of pesos)

Changes	Capital Stock	Non-Capitalized Contributions		Equity adjustment	Profit reserves		Retained earnings	Total at 12.31.04	Total at 12.31.03
		Share issuance premiums	Irrevocable contributions for future capital increases		Legal	Others			
1. **Opening balances**	1,500,000	-	1	1,797,623	1,022,078	169,608	(2,808,485)	1,680,825	1,425,623
2. Prior year adjustment (Note 41)							(808)	(808)	-
3. Subtotal	1,500,000	-	1	1,797,623	1,022,078	169,608	(2,809,293)	1,680,017	1,425,623
4. Net income for the year							279,143	279,143	255,202
5. **Closing balances**	1,500,000	-	1	1,797,623	1,022,078	169,608	(2,530,150)	1,959,160	1,680,825

Guillermo C. Martínez
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 09, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.
D

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Statement of Source and Application of Funds

For the year ended December 31, 2004
In comparative format with the previous year
(In thousands of pesos)

	2004	2003
Changes in funds		
Cash and cash resources at beginning of year	379,002	105,973
Increase (decrease) in funds	(62,579)	273,029
Cash and cash resources at end of year	316,423	379,002
Reasons for changes in funds in uniform currency		
Plus:		
Financial income collected	670,763	410,906
Income from services collected	67,433	76,576
Less:		
Financial expenses paid	437,742	29,963
Expenses for services paid	26,939	30,988
Administrative expenses paid	97,991	83,328
Funds provided by ordinary transactions	175,524	343,203
Other sources of funds	409,283	399,330
Net increase in deposits	113,285	412
Net increase in other liabilities	-	39,639
Net decrease in government and corporate securities	-	49,782
Net decrease in loans	-	271,703
Net decrease in other receivables for financial transactions	-	37,794
Net decrease in other assets	295,998	-
Other sources of funds	-	-
Total sources of funds	584,807	742,533
Other uses of funds	647,386	468,626
Net increase in government and corporate securities	14,607	-
Net increase in loans	74,375	-
Net increase in other receivables for financial transactions	167,556	-
Net increase in other assets	-	290,547
Net decrease in deposits	-	-
Net decrease in other liabilities for financial transactions	366,474	134,093
Net decrease in other liabilities	12,753	-
Other uses of funds	11,621	43,986
Total uses of funds	647,386	468,626
Monetary result of cash and cash resources	-	878
Increase (decrease) in funds	(62,579)	273,029

Notes and schedules are an integral part of these financial statements.

Guillermo C. Martinez
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 09, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Memorandum Accounts

For the year ended December 31, 2004
In comparative format with the previous year
(In thousands of pesos)

	2004	2003
DEBIT	11,969,691	10,500,824
Contingent	8,425,700	7,435,011
Guarantees received	1,688,851	1,969,694
Others not included in the debtor classification regulations	4,072,410	3,131,604
Contingencies – re. contra items	2,664,439	2,333,713
Control	3,526,619	3,055,738
Loans classified as non-recoverable	921,208	788,484
Others	2,578,917	2,267,172
Control – re. contra items	26,494	82
Derivatives	17,372	10,075
Derivatives - re. contra items	17,372	10,075
CREDIT	11,969,691	10,500,824
Contingent	8,425,700	7,435,011
Loans granted (unused balances) included in the debtor classification regulations (Schedules B, C and D)	9,468	932
Guarantees provided to the BCRA	911,197	491,205
Other guarantees not included in the debtor classification regulations	569,707	-
Contingencies – re. contra items	6,935,328	6,942,874
Control	3,526,619	3,055,738
Amounts to be credited	28,319	1
Control – re. contra items	3,498,300	3,055,737
Derivatives	17,372	10,075
"Notional" value of call options written	17,372	10,075

Notes and Schedules are an integral part of these financial statements.

Guillermo C. Martinez
Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 09, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Government and corporate securities

For the year ended December 31, 2004
In comparative format with the previous year
(In thousands of pesos)

SCHEDULE (A)

Description	Identification	Holding			Position without options	Options	Final position
		Market value	Book value 12/31/2004	Book value 12/31/2003			
LISTED GOVERNMENT SECURITIES							
- Holdings in investment accounts							
Argentina		220,938	262,876	906,791	262,876	-	262,876
In foreign currency		220,938	262,876	906,791	262,876	-	262,876
Boden 2012 - Compensating Bond	ARR6123=BA	220,938	262,876	807,205	262,876	-	262,876
Boden 2012 - Repayment of loans		-	-	99,586	-	-	-
Subtotal investment accounts		220,938	262,876	906,791	262,876	-	262,876
- Holdings of trading securities							
Argentina		115,101	115,101	24,341	115,101	-	115,101
In pesos		115,101	115,101	24,341	115,101	-	115,101
National Government bonds in pesos 2% - due 2007	BODEN 2007	31,007	31,007	12,149	31,007	-	31,007
National Government bonds in pesos 2% - due 2008	BODEN 2008	38,152	38,152	10,100	38,152	-	38,152
Consolidation bond Series 4 – 2%	PRO 12	16,000	16,000	-	16,000	-	16,000
Secured bond	BOGAR 2018	2,285	2,285	-	2,285	-	2,285
US dollar suppliers bond Series 4	PRE VIII	27,657	27,657	2,092	27,657	-	27,657
Subtotal trading securities		115,101	115,101	24,341	115,101	-	115,101

Guillermo C. Martínez
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 09, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martial
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Government and corporate securities
For the year ended December 31, 2004
In comparative format with the previous year
(In thousands of pesos)

SCHEDULE (A)

Description	Identification	Holding			Position without options	Options	Final position
		Market value	Book value 12/31/2004	Book value 12/31/2003			
TOTAL LISTED GOVERNMENT SECURITIES		336,039	377,977	931,132	377,977	-	377,977
UNLISTED GOVERNMENT SECURITIES							
Argentina		-	234,704	234,401	234,704	-	234,704
In pesos		-	200,252	187,338	200,252	-	200,252
National Government secured bonds	BOGAR	-	197,217	160,993	197,217	-	197,217
National Government Bonds	ARB6A2FC3=BA	-	-	19,564	-	-	-
Fiscal credit certificate		-	-	3,622	-	-	-
Medium-term treasury bonds – 11.25% - due 2004	ARTY04FD3=ME	-	126	-	126	-	126
Medium-term treasury bonds – 8.755% - due 2002	ARTY02FD3=ME	-	270	276	270	-	270
US dollar Suppliers bond Series 2	PRO IV	-	440	421	440	-	440
Peso Suppliers bond Series 3	PRO V	-	376	392	376	-	376
Peso Suppliers bond Series 5	PRO IX	-	334	296	334	-	334
Other government securities		-	1,489	1,774	1,489	-	1,489
In foreign currency		-	34,452	47,063	34,452	-	34,452
Argentine Republic External Bills		-	34,452	33,980	34,452	-	34,452
BODEN 2012		-	-	13,083	-	-	-
TOTAL UNLISTED GOVERNMENT SECURITIES		-	234,704	234,401	234,704	-	234,704

Guillermo C. Martínez
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated February 09, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martial
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Government and corporate securities

For the year ended December 31, 2004
In comparative format with the previous year
(In thousands of pesos)

SCHEDULE (A)

Description	Identification	Holding			Position without options	Options	Final position
		Market value	Book value 12/31/2004	Book value 12/31/2003			
INVESTMENTS IN LISTED CORPORATE SECURITIES							
- Other equity securities							
Argentina		49,233	49,233	7,708	49,233	-	49,233
In pesos		49,233	49,233	7,708	49,233	-	49,233
Banco Hipotecario - Book-entry "D"	ARBHIPO 10161	-	-	6,888	-	-	-
Banco Hipotecario - Options	ARBHI 10100194	-	-	30	-	-	-
CHA Series 1 – 2004		521	521	-	521	-	521
CHA Series 2 – 2004		2,763	2,763	-	2,763	-	2,763
Red Mutual		2,246	2,246	-	2,246	-	2,246
Aluar S.A.		2,096	2,096	-	2,096	-	2,096
Bansud S.A.		8,856	8,856	-	8,856	-	8,856
Siderar S.A.		4,987	4,987	-	4,987	-	4,987
Banco Galicia negotiable obligations due 2010		13,145	13,145	-	13,145	-	13,145
Class C Hidroeléctrica Piedra del Aguila due 12-31-2013		5,071	5,071	-	5,071	-	5,071
Class D Hidroeléctrica Piedra del Aguila due 12-31-2013		633	633	-	633	-	633
Telecom S.A.		6,879	6,879	-	6,879	-	6,879
Transportadora Gas del Sur		1,906	1,906	-	1,906	-	1,906
Tarjeta Shopping Trust Debt Securities, Series 5		130	130	790	130	-	130
TOTAL INVESTMENTS IN LISTED CORPORATE SECURITIES		49,233	49,233	7,708	49,233	-	49,233
SECURITIES ISSUED BY THE BCRA							
- Securities issued by the BCRA		154,286	154,286	184,932	154,286	-	154,286
BCRA Bills	ARVEY 43=BA	144,355	144,355	184,932	144,355	-	144,355
BCRA Bills for repo transactions		9,931	9,931	-	9,931	-	9,931
TOTAL SECURITIES ISSUED BY THE BCRA		154,286	154,286	184,932	154,286	-	154,286
TOTAL		539,558	816,200	1,358,173	816,200	-	816,200

Notes and schedules are an integral part of these financial statements.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 09, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Classification of financing according to status and guarantees received
For the year ended December 31, 2004
In comparative format with the previous year
(In thousands of pesos)

SCHEDULE B

COMMERCIAL PORTFOLIO	2004	2003
Normal situation	1,219,422	1,036,119
With "B" preferred collateral and counter-guarantees	659	1,007
Without any preferred collateral or counter-guarantees	1,218,763	1,035,112
Potential risk	1,040	1,610
With "B" preferred collateral and counter-guarantees	1,037	1,610
Without any preferred collateral or counter-guarantees	3	-
High risk of insolvency	1,212	1,640
With "B" preferred collateral and counter-guarantees	-	428
Without any preferred collateral or counter-guarantees	1,212	1,212
Uncollectible	3,396	12,579
With "B" preferred collateral and counter-guarantees	153	-
Without any preferred collateral or counter-guarantees	3,243	12,579
Uncollectible for technical reasons	1,019	1,017
With "B" preferred collateral and counter-guarantees	-	-
Without any preferred collateral or counter-guarantees	1,019	1,017
TOTAL COMMERCIAL PORTFOLIO	1,226,089	1,052,965

Guillermo C. Martínez
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 09, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee



Classification of financing according to status and guarantees received
For the year ended December 31, 2004
In comparative format with the previous year
(In thousands of pesos)

SCHEDULE B
(Continued)

CONSUMER AND HOUSING PORTFOLIO	2004	2003
Normal performance	1,489,566	1,605,024
With "B" preferred collateral and counter-guarantees	1,376,632	1,518,452
Without any preferred collateral or counter-guarantees	112,934	86,572
Inadequate performance	103,167	159,417
With "B" preferred collateral and counter-guarantees	96,529	150,294
Without any preferred collateral or counter-guarantees	6,638	9,123
Deficient performance	59,212	85,163
With "B" preferred collateral and counter-guarantees	54,057	80,397
Without any preferred collateral or counter-guarantees	5,155	4,766
Difficult collection	85,851	98,750
With "B" preferred collateral and counter-guarantees	71,757	88,280
Without any preferred collateral or counter-guarantees	14,094	10,470
Uncollectible	173,678	221,734
With "B" preferred collateral and counter-guarantees	56,825	109,975
Without any preferred collateral or counter-guarantees	116,853	111,759
Uncollectible for technical reasons	38,872	24,637
With "B" preferred collateral and counter-guarantees	31,202	19,251
Without any preferred collateral or counter-guarantees	7,670	5,386
TOTAL CONSUMER AND HOUSING PORTFOLIO	1,950,346	2,194,725
GENERAL TOTAL	3,176,435	3,247,690

Guillermo C. Martinez
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 09, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Concentration of Financing
For the year ended December 31, 2004
In comparative format with the previous year
(In thousands of pesos)

SCHEDULE C

Number of customers	FINANCING			
	2004		2003	
	Debt balance	% of total portfolio	Amount	% of total portfolio
10 largest customers	1,102,779	34.72%	974,996	30.02%
50 following largest customers	125,237	3.94%	89,608	2.76%
100 following largest customers	19,398	0.61%	19,215	0.59%
Rest of customers	1,929,021	60.73%	2,163,871	66.63%
Total	3,176,435	100%	3,247,690	100%

Guillermo C. Martínez
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 09, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Breakdown of financing according to maturity dates
For the year ended December 31, 2004
(In thousands of pesos)

SCHEDULE D

Item	Past due portfolio	Remaining term to maturity						
		1 month	3 months	6 months	12 months	24 months	more than 24 months	Total
Non-financial public sector	7,036	3,914	8,709	14,776	15,374	32,035	761,930	843,774
Financial sector	-	64,913	19,420	-	-	-	-	84,333
Non-financial private sector and residents abroad	45,769	274,705	71,704	41,578	79,117	157,231	1,578,224	2,248,328
Total	52,805	343,532	99,833	56,354	94,491	189,266	2,340,154	3,176,435

Guillermo C. Martinez
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 09, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martial
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Breakdown of Investments in Other Companies

SCHEDULE E

	Item	Shares and/or units						Information on the issuer				
									Data on latest fin. Statements			
	Description	Class	Face value per unit	Votes per share	Number	Amount at 12/31/2004	Amount at 12/31/2003	Principal line of business	End of period/year	Capital Stock	Shareholders' Equity	Result for the period/year
	- In Financial Institutions, supplementary and authorized activities											
	Controlled - Argentina											
	- BACS Banco de Crédito y Securitización S.A.	ordinary	1	1	43,750,000	73,670	74,198	Banking	3/31/2004	62,500	105,242	8,182
	- BHN Sociedad de Inversión S.A.	ordinary	1	1	17,999,920	42,472	37,921	Investment	9/30/2003	18,000	42,475	3,167
(*)	- V.R.Tasaciones y Certificaciones S.A.	ordinary	1	1	200,000	-	-	Appraisals and certifications	12/31/2000	200	s/d	s/d
	Subtotal controlled - Argentina					116,142	112,119					
	- In other companies											
	Controlled - Argentina											
	- BHN Inmobiliaria S.A.	ordinary	1	1	1,899,880	3,198	2,764	Real estate broker	3/31/2003	1,900	3,199	186
	Subtotal controlled - Argentina					3,198	2,764					
	Non-controlled - Argentina											
(*)	- BHN Vida S.A.	ordinary	1	1	120	-	-	Insurer	9/30/2003	5,112	6,641	1,029
(*)	- BHN Seguros Generales S.A.	ordinary	1	1	120	-	-	Insurer	9/30/2003	5,112	7,435	1,090
(*)	- BHN Seguros de Crédito Hipotecario S.A.	ordinary	1	1	120	-	-	Insurer	9/30/2003	12	106	-
	- Mercado Abierto Electrónico S.A.	ordinary	1,200	1	1	4	4	Over-the-counter securities	9/30/2003	1,361	4,092	1,886
	- ACH S.A.	ordinary	1	1	2,500	7	7	Electronic clearing of means of payment	12/31/2001	250	1,835	384
(*)	- V.R. Particulares S.A.	ordinary	1	1	15,000	-	-	Condominium administration	12/31/2000	120	s/d	s/d
	Subtotal Non-controlled - Argentina					11	11					
	Total equity investments in other companies					119,351	114,894					

(*) PESO VALUE OF EQUITY INVESTMENTS

- BHN Vida S.A.	120
- BHN Seguros Generales S.A.	120
- BHN Seguros de Crédito Hipotecario S.A.	120
- V.R. Tasaciones y Certificaciones S.A.	1
- V.R. Particulares S.A.	1

Guillermo C. Martinez
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Bank premises and equipment and Miscellaneous Assets
For the year ended December 31, 2004
In comparative format with the previous year
(In thousands of pesos)

SCHEDULE F

Item	Net book value at beginning of period	Additions	Transfers	Deletions	Losses due to impairment of value	Depreciation for the period		Net book value at 12/31/2004	Net book value at 12/31/2003
						Useful life (years)	Amount		
BANK PREMISES AND EQUIPMENT									
- Real estate properties	84,908	-	(2,120)	-	-	50	1,805	80,983	84,908
- Furniture and facilities	6,378	170	-	-	-	10	1,721	4,827	6,378
- Machinery and equipment	1,566	228	-	-	-	5	696	1,098	1,566
- Computer equipment	2,562	1,961	-	-	-	3	2,179	2,344	2,562
- Sundry	193	46	-	-	-	5	82	157	193
Total	95,607	2,405	(2,120)	-	-		6,483	89,409	95,607
Miscellaneous assets									
- Construction in progress	-	6,185	-	-	-		-	6,185	-
- Works of art and collectors' items	195	-	-	-	-		-	195	195
- Leased assets	5,808	-	-	23	-	50	137	5,648	5,808
- Assets acquired through foreclosures	-	5,882	-	3,171	-		42	2,669	-
- Other miscellaneous assets	25,191	-	2,120	17,846	-	50	365	9,100	25,191
Total	31,194	12,067	2,120	21,040	-	-	544	23,797	31,194

Guillermo C. Martinez
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

BANCO HIPOTECARIO

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Intangible Assets
For the year ended December 31, 2004
In comparative format with the previous year
(In thousands of pesos)

SCHEDULE G

Item	Net book value at beginning of year	Additions	Transfers	Deletions	Losses due to impairment of value	Amortization for the period		Net book value at 12/31/2004	Net book value at 12/31/2003
						Useful life (years)	Amount		
Organization and development expenses	1,969	5,156	-		-	3	862	6,263	1,969
Total	1,969	5,156	-	-	-		862	6,263	1,969

Guillermo C. Martinez
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Concentration of deposits
For the year ended December 31, 2004
in comparative format with the previous year

SCHEDULE H

Number of customers	2004		2003	
	Debt balance	% of total portfolio	Debt balance	% of total portfolio
10 largest customers	71,864	30.40%	64,838	48,89%
50 following largest customers	36,527	15.45%	7,575	5.71%
100 following largest customers	14,930	6.32%	5,618	4.24%
Rest of customers	113,071	47.83%	54,594	41.16%
Total	**236,392**	**100%**	**132,625**	**100%**

Guillermo C. Martínez
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Breakdown of deposits, other liabilities for financial transactions and subordinated negotiable obligations according to maturity dates
For the year ended December 31, 2004
(In thousands of pesos)

SCHEDULE I

Item	Remaining terms to maturity						Total
	1 month	3 months	6 months	12 months	24 months	More than 24 months	
Deposits	198,303	33,371	4,623	95	-	-	236,392
- Time deposits	45,722	33,371	4,623	95	-	-	83,811
- Investment account	34,725	-	-	-	-	-	34,725
- Savings accounts	79,344	-	-	-	-	-	79,344
- Current accounts	21,494	-	-	-	-	-	21,494
- Other deposits	17,018	-	-	-	-	-	17,018
Other liabilities for financial transactions	239,647	14,696	25,717	260,963	142,200	4,835,677	5,518,900
- Argentine Central Bank							
Others	2,910	3,729	17,938	15,376	30,434	2,128,561	2,198,948
- Banks and international entities							
Short-term facilities in US dollars	-	5,097	-	193,297	59,476	-	257,870
Secured facilities in US dollars	-	2,709	-	24,254	24,254	97,019	148,236
Long-term facilities – Floating rate	-	-	56	-	-	17,902	17,958
Long-term facilities - Fixed rate	-	-	249	-	-	74,645	74,894
- Unsubordinated negotiable obligations							
EMTN Series III	2,639	-	-	-	-	-	2,639
GMTN Series I	46,123	-	-	-	-	-	46,123
GMTN Series IV	2,144	-	-	-	-	-	2,144
GMTN Series VI	2,834	-	-	-	-	-	2,834
GMTN Series XVI	42,029	-	-	-	-	-	42,029
GMTN Series XVII	3,967	-	-	-	-	-	3,967
GMTN Series XXII	998	-	-	-	-	-	998
GMTN Series XXIII	31,723	-	-	-	-	-	31,723
GMTN Series XXIV	23,874	-	-	-	-	-	23,874
GMTN Series XXV	29,096	-	-	-	-	-	29,096
Secured Bond denominated in US dollars	-	3,161	-	28,036	28,036	112,141	171,374
Long-term Bond denominated in US dollars	-	-	4,007	-	-	1,294,138	1,298,145
Long-term Bond denominated in euros	-	-	3,467	-	-	1,111,271	1,114,738
- Others							
Others	51,310	-	-	-	-	-	51,310
TOTAL	437,950	48,067	30,340	261,058	142,200	4,835,677	5,755,292

Guillermo C. Martínez
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

BANCO HIPOTECARIO

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Allowances and provisions

For the year ended December 31, 2004

In comparative format with the previous year

(In thousands of pesos)

SCHEDULE J

Breakdown	Opening balances	Increases in uniform currency	Decreases in uniform currency		Balances at 12.31.04	Balances at 12.31.03
			Reversals	Allocations		
Allowances						
Loans						
- For uncollectibility risk and loss of value (a)	419,608	1		132,467	287,142	419,608
Other receivables for financial transactions						
- For uncollectibility risk and loss of value (b)	30,129	17,129	-	-	47,258	30,129
Miscellaneous receivables						
- For uncollectibility risk and loss of value (c)	21,433	7,784	-	1,360	27,857	21,433
Total	471,170	24,914	-	133,827	362,257	471,170
Provisions						
- Other contingencies (d)	287,279	95,783	-	107,281	275,781	287,279
- Contingent liabilities (e)	-	-	-	-	-	-
Total	287,279	95,783	-	107,281	275,781	287,279

(A) FOR UNCOLLECTIBILITY RISKS OF LOANS: STEMS FROM THE ANALYSIS COVERING UNCOLLECTIBILITY RISKS OF THE LOAN PORTFOLIO PERFORMED BY THE BANK, WHICH CONSIDERS THE REGULATIONS LAID DOWN BY THE ARGENTINE CENTRAL BANK AND ESTIMATES FOR THE PERIOD, AS MENTIONED IN NOTES 12 AND 13.

(B) FOR UNCOLLECTIBILITY RISKS OF OTHER RECEIVABLES FOR FINANCIAL TRANSACTIONS: REFLECTS THE POTENTIAL UNCOLLECTIBILITY OF MORTGAGE LOANS TRANSFERRED IN TRUST, BUT NOT YET SECURITIZED.

(C) FOR UNCOLLECTIBILITY RISKS OF MISCELLANEOUS RECEIVABLES: SET UP TO COVER ANY POSSIBLE UNCOLLECTIBILITY OF MISCELLANEOUS RECEIVABLES.

(D) FOR OTHER CONTINGENCIES: THIS PROVISION WAS SET UP TO COVER CONTINGENCIES INVOLVING LAWSUITS, ATTORNEYS' FEES AND CERTAIN EXPENSES RELATED TO THE ADMINISTRATIVE RESTRUCTURING UNDERTAKEN BY THE BANK, AND POSSIBLE CONTINGENCIES ARISING FROM THE APPRECIATION IN THE VALUE OF THE SHARES -STAR- (SEE NOTE 1).
IN ADDITION, THE BALANCE AT DECEMBER 31, 2004 AND 2003 INCLUDES THE RESERVES FOR PENDING INSURANCE CLAIMS, AS ESTABLISHED BY NATIONAL INSURANCE SUPERINTENDENCY REGULATIONS.

(E) FOR CONTINGENT LIABILITIES: THIS BALANCE INCLUDES THE UNCOLLECTIBILITY RISK STEMMING FROM THE EVALUATION OF BENEFICIARIES' PERFORMANCE OF OUTSTANDING COMMITMENTS.

Guillermo C. Martinez
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

BANCO HIPOTECARIO

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

Capital status

For the year ended December 31, 2004

(In thousands of pesos)

SCHEDULE K

STOCK			CAPITAL STOCK					
			Issued					
Class	Number	Votes per share	Outstanding	Treasury Stock	Pending issuance or distribution	Allotted	Paid-in	Not yet paid-in
Ordinary								
Book-entry shares	150,000,000	(1)	1,500,000 (2)	-	-	-	1,500,000	-
Total			1,500,000	-	-	-	1,500,000	-

- See Note 9 to the financial statements.
- See Note 39 to the financial statements.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martial
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Foreign Currency Balances

For the year ended December 31, 2004
In comparative format with the previous year
(In thousands of pesos)

SCHEDULE L

CAPTIONS	Head office and branches in Argentina	Total at 12/31/04	Total for the period (by currency)		Total at 12/31/03
			US$	EUROS	
ASSETS					
Cash and cash resources	253,594	253,594	245,744	7,850	298,587
Government and corporate securities	316,177	316,177	316,177	-	953,853
Loans	44,352	44,352	44,352	-	49,489
Other receivables for financial transactions	4,024,199	4,024,199	2,907,668	1,116,531	2,677,052
Miscellaneous receivables	563,869	563,869	562,873	996	284,404
Unallocated items	-	-	-	-	324
Total	5,202,191	5,202,191	4,076,814	1,125,377	4,263,709
LIABILITIES					
Deposits	16,862	16,862	16,862	-	445
Other liabilities for financial transactions	4,245,510	4,245,510	3,060,050	1,185,460	3,388,609
Miscellaneous liabilities	675	675	674	1	627
Total	4,263,047	4,263,047	3,077,586	1,185,461	3,389,681
MEMORANDUM ACCOUNTS					
DEBIT (Except for contra items)	47,993	47,993	47,445	548	53,841
Contingencies	44,771	44,771	44,325	446	49,646
Control	3,222	3,222	3,120	102	4,195
CREDIT (Except for contra items)	560,873	560,873	560,873	-	-
Contingencies	560,873	560,873	560,873	-	-

Guillermo C. Martínez
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the financial statements issued for Argentine purposes in accordance with local generally accepted accounting principles and stated in local currency)

BANCO HIPOTECARIO

Financial Assistance to Related Parties

For the year ended December 31, 2004
In comparative format with the previous year
(In thousands of pesos)

SCHEDULE N

Item / Situation	Normal	Potential risk / inadequate performance	With problems / deficient performance		High risk of insolvency / difficult collection		Uncollectible	Uncollectible for technical reasons	Total	
			Not yet due	Past due	Not yet due	Past due			12.31.04	12.31.03
1. Loans										
- Mortgage and pledge loans	127	-	-	-	-	-	62	-	189	396
With "B" preferred collateral and counter-guarantees	127	-	-	-	-	-	62	-	189	396
2. Equity investments in other companies	119,340	-	-	-	-	-	-	-	119,340	114,883
Total	119,467	-	-	-	-	-	62	-	119,529	115,279
Allowances	1	-	-	-	-	-	62	-	63	49

Guillermo C. Martínez
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.

(Partner)
Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

1 – COMPREHENSIVE FINANCIAL DEBT RESTRUCTURING PLAN

In view of the significant adverse changes that took place in 2002 in Argentina (Note 2) and their impact on the financial system, on August 15, 2002 the Board of Directors of the Bank resolved to start a restructuring of its debt corresponding to principal on: i) negotiable obligations issued abroad for approximately $ 2,849,254 thousand and ii) loans received from foreign banks and entities for approximately $ 889,551 thousand, both balances at December 31, 2003.

On the basis of that restructuring and with the intention to give an equitable treatment to the various creditors involved, the Bank decided to postpone the servicing of the principal, interest and any other item in connection with the debt concerned from August 16, 2002 to the date of the successful restructuring of the debt. This situation was informed to the Argentine Central Bank, the National Securities Commission and the Buenos Aires Stock Exchange on August 16, 2002.

On August 14, 2003, the Bank launched an Offering involving all its series of negotiable obligations which consists in general terms of:

Offering holders of negotiable obligations the possibility of exchanging their existing holdings denominated in dollars or euros for new negotiable obligations in dollars or euros, respectively, for the same face value and falling due in 2013 ("Offering at par").

Through the Offering at par the Bank offers to exchange existing negotiable obligations for: i) long-term negotiable obligations for a face value of 90% of the notes presented, plus ii) long-term negotiable obligations for a face value of 10% of the face value of the notes presented, if such presentation is made prior to September 15, 2003, plus iii) cash as compensation for unpaid interest between August 16, 2002 and September 15, 2003.

Those holders of negotiable obligations which participate in the Offering at par may participate in the second Offering, which will be made at the same time. In this second offering holders may opt for a payment option in cash ("Offering in cash") or an option to receive new secured negotiable obligations and for a shorter term ("Offering of Secured Negotiable Obligations").

Through the Offering in cash, the Bank offers to exchange the long-term negotiable obligations received under the Offering at par for a cash amount equal to 45% of the face value of those notes plus a payment in cash for unpaid interest.

Through the Offering of Secured Negotiable Obligations, the Bank offers to exchange long-term negotiable obligations received under the Offering at par for new negotiable obligations secured by a trust for a face value

equivalent to 70% of the face value of the notes received under the Offering at par, plus a cash payment for unpaid interest. The security consists of creating a trust that is composed of BODENs and secured loans for at least 110% of the nominal amount of the new secured negotiable obligations to be issued. The negotiable obligations also give the right to receive a contingent payment to cover the appreciation in the value of the shares in the Bank (StARS). The StARS may be paid in cash, in class D shares or through a combination of the two items only on the due date of the secured negotiable obligations and according to the method of valuation envisaged in the Offering. The StARS cannot be separated from the secured negotiable obligations.

The Bank also invited creditors of its debt subject to restructuring to execute an out-of-court reorganization plan if the offerings prove successful and more than 75% of the Bank's creditors (including the condition that the plan is to be approved by at least 66.6% of each class of creditors affected) agree to execute that plan. Furthermore, the Bank will request its approval and signing by the courts.

The Offering presented, the request for modification of certain legal provisions of the existing negotiable obligations, the request for approval of the out-of-court reorganization plan, and the restructuring of the bank debt (in terms substantially equal to the offering made to the holders of notes) form part of the comprehensive restructuring plan implemented by the Bank. (See Note 45).

The Offering was subject to certain limitations and various conditions, including the amount available for Offerings in cash and the amount of the new secured obligations to be issued. The Bank will earmark up to US$60,000 thousand to the Offering in cash and issue new secured negotiable obligations for up to US$300,000. Bank creditors may also participate in the Offering in cash and the Offering of secured negotiable obligations.

The Offering was also subject to the restructuring of the bank debt (with a participation of at least 90%) and to the obtaining of a participation of at least 90% of the existing negotiable obligations.

The new negotiable obligations would not be registered in the United States of America.

On December 29, 2003 the term for receiving exchange offers expired, the Bank accepting all existing validly offered securities in view of compliance with the conditions for the Bank's exchange offers and the simultaneous restructuring of all its outstanding debt with bank creditors. On January 14, 2004, this debt was settled.

The total final principal on validly offered securities existing at December 29, 2003 was Ps, 2,662,242 thousand, representing approximately 93% of the total principal on the outstanding securities existing at that date. Of the final amounts validly offered, approximately 77% (Ps. 2,060,861 thousand) opted to receive long-term securities, approximately 7% (Ps. 168,054 thousand), cash and approximately 16% (Ps. 433,325 thousand), guaranteed securities.

Of a total principal amount of Ps. 889,551 thousand on the bank debt existing at December 29, 2003, 100% participated in its simultaneous restructuring. Of the participating amounts, approximately 20% (Ps. 187.403

thousand) opted to receive long-term loans, approximately 10% (Ps. 98,354 thousand), cash and approximately 70% (Ps. 607,956 thousand), secured loans.

The following table shows the amounts and percentages of the existing securities validly offered for exchange by series:

Existing US dollar-denominated securities

Series	Description	Total outstanding principal amount	Total principal amount offered	Percentage of outstanding amount offered
Series I	Securities at 10% due April 17, 2003	US$ 297,460,000	US$ 282,459,000	95,0%
Series III	Securities at 10,625% due August 7, 2006	US$ 13,108,000	US$ 12,371,000	94,4%
Series IV	Securities at 13% due December 3, 2008	US$ 4,810,000	US$ 3,900,000	81,1%
Series VI	Securities at 12,25% due March 15, 2002	US$ 7,598,000	US$ 6,756,000	88,9%
Series XVI	Securities at 12,625% due February 17, 2003	US$ 125,000,000	US$ 113,729,000	91,0%
Series XXIV	Securities at 9% due March 15, 2005	US$ 114,311,750	US$ 105,744,950	92.5%
	Total	**US$ 562,287,750**	**US$ 524,959,950**	**93,4%**

Notes to the Financial Statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

Existing euro-denominated securities

Series	Description	Total outstanding principal amount	Total principal amount offered	Percentage of outstanding amount offered
Series XVII	Securities at 9% due March 27, 2002	€ 1,815,000	€ 1,079,000	59,4%
Series XXII	Securities at 8,75% due October 18, 2002	€ 3,713,000	€ 3,471,000	93,5%
Series XXIII	Securities at 10,75% due February 6, 2004	€ 150,000,000	€ 137,702,000	91,8%
Series XXV	Securities at 8% due June 15, 2005	€ 170,829,200	€ 163,020,530	95,4%
	Total	**€ 326,357,200**	**€ 305,272,530**	**93,5%**

The amounts in the preceding tables include US$ 29,342 thousand, equivalent to Ps. 86,061 thousand, corresponding to total principal on existing securities held by the Bank.

US dollar-denominated bank debt

Facility	Total outstanding principal amount	Total principal amount offered	Percentage of outstanding amount offered
IFC loan	US$ 25,000,000	US$ 25,000,000	100%
USCP loan	US$ 102,500,000	US$102,500,000	100%
OPIC loan	US$ 81,736,187	US$ 81,736,187	100%
Derivatives	US$ 10,106,316	US$ 10,106,316	100%
Total	**US$ 219,342,503**	**US$ 219,342,503**	**100%**

Peso-denominated bank debt

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

Facility	Total outstanding principal amount	Total principal amount offered	Percentage of outstanding amount offered
Syndicated loan	$ 105,000,000	$ 105,000,000	100%
Citibank facility plan	$ 120,028,503	$120,028,503	100%
Derivatives	$ 21,191,004	$ 21,191,004	100%
Total	**$ 246,219,507**	**$ 246,219,507**	**100%**

On January 14, 2004, the Bank delivered the following total amounts in new securities and cash in exchange for existing validly offered securities.

New securities

Description	CUSIP	ISIN	Principal amount
US dollar-denominated securities due 2013	P1330H AZ 7	USP1330HAZ75	US$ 410,904,357
Euro- denominated securities due 2013	-	XS0175068971	€ 256,217,734
Guaranteed securities due 2010	P1330H BA 1	USP1330HBA 16	US$ 107,940,529

New bank debt

Description	Due date	Principal amount
Secured facility in pesos	2010	$ 214,173,726
Secured facility in US dollars	2010	US$ 86,333,149
Long-term facility in US dollars at a fixed rate	2013	US$ 50,315,764
Long-term facility in US dollars at floating rates	2013	US$ 13,578,941

Payments in cash

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

Description	Amounts in US dollars	Amounts in euros
Payments for the purchase offer	US$ 30,935,637.90	€ 8,746,155.57
Payments made in substitution for accrued and unpaid interest	US$ 34,182,964.99	€ 11,497,458.11

In addition to the payments made in relation to the purchase offer in cash, on the settlement date, the Bank made two payments in substitution for accrued and unpaid interest. The first payment corresponds to interest that existing securities would have accrued from August 16, 2002 to September 15, 2003 at an annual rate of 3%. The second payment corresponds to interest that the new securities would have accrued from September 15, 2003 to the settlement date, considering the new securities to have been issued on September 15, 2003. That interest has been calculated at rates applicable to the new securities, as described in the offering circular and the pricing supplement relating to those offerings issued by the Bank on December 8, 2003.

Based on the final validly offered amounts, and on the simultaneous restructuring of the Bank's existing bank debt, no pro ration factor has been applied to the cash or secured debt options.

At December 31, 2003, the Bank had recorded i) the positive impact of the reductions in principal amounts in the "Gain on restructuring of negotiable obligations" and "Gain on restructuring of financial loans" lines, for Ps. 231,998 thousand and Ps. 254,404 thousand, respectively, under the Financial Income caption, ii) the lower interest for Ps. 209,280 thousand accrued in fiscal 2003, adjusting the Financial Expenses caption, iii) the lower interest for Ps. 88,016 thousand accrued in fiscal 2002, in the Miscellaneous Profits caption, and iv) set up a provision for Ps. 59,271 thousand for the Stock Appreciation Right ("StARS") covenant included in the negotiable obligation and mid-term secured facilities issue indenture.

In view of the commitments undertaken, a trust has been created under Argentine law through a Trust Agreement entered into by and between the Bank and ABN AMRO Bank NV, Argentine Branch, the Bank transferring as trustor BODEN 2012 and loans secured by the National Government on December 24, 2003. The Trust shall keep those assets for the benefit of the holders of guaranteed debt securities and guaranteed financial debt. The only purpose of the Trust is to secure interest payments and repayment of principal due on the restructured guaranteed financial debt, and its assets shall consist exclusively of BODEN, securities guaranteed by the government and their proceeds.

After January 14, 2004, the exchange transaction settlement date, the Bank continued to exchange negotiable obligations with holders adhering to the offering late. At December 31, 2004, the face value of the obligations exchanged amounted to US$ 6,408 thousand and Euro 8,348 thousand.

At the date of these financial statements, the Bank had honored the first Secured Debt amortization installment that expired on August 3, 2004.

2 - ECONOMIC AND SOCIAL SITUATION PREVAILING IN ARGENTINA

During 2003 and 2004, a remarkable improvement was recorded by the Argentine economy, which put an end to the economic recession that had started in the second half of 1998, and worsened at the end of 2001 and the first half of 2002, certain economic indicators having shown signs of recovery, though still at low levels. Also, interest rates have fallen and the foreign exchange market has stabilized. The financial system has gradually recovered its liquidity levels, recording an increase in deposits and in certain types of borrowing.

In spite of the change in the economic trends mentioned above, a situation characterized by high levels of unemployment and a major external public and private debt burden as well as country risk indicators far above normal average recorded by developing countries still persists. The National Government's ability to meet its obligations continues to be impaired.

On January 12, 2005, the Argentine Government launched its offer to exchange financial debt subject to restructuring in order to overcome the default declared in 2002.

This restructuring will be essential to reduce uncertainty as to the fiscal outlook over the next few years

On January 6, 2002, the Government enacted Law 25561 (Law on public emergency and exchange system reform) that involved profound changes to the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. Subsequently, the Government announced new economic policies which were implemented through various legal regulations that significantly affected the banking business and the exchange system. At the date of issue of these quarterly financial statements, some of these measures had not yet been issued or put in force by government and control authorities. Furthermore, changes in the economic situation led to the Government continuing to issue resolutions which regulate and modify the above-mentioned measures.

Listed below are some of the main measures adopted by the Government, which impacted on the banking operations and particularly on this Bank.

<u>Exchange system</u>

Notes to the Financial Statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

By Decree 260 (Exchange Regime) as from February 11, 2002 a single free exchange market system was established, through which all transactions involving the exchange of currency are to be traded at a rate of exchange to be freely agreed, observing the requirements to be laid down by the Argentine Central Bank. Communication "A" 3471, complementary regulations and amendments established the necessary regulations for that market.

Through Press Release No. 48142, the Argentine Central Bank has published exchange regulations in force at December 31, 2004.

Loans in foreign currency

Under the terms of Law 25561, Decree 214 and complementary rules and amendments, loans in US dollars or any other foreign currency granted by the Argentine financial system were converted into pesos according to the following guidelines: (i) loans to the non-financial private sector, at the exchange rate of $ 1 per US dollar or its equivalent in any other foreign currency; (ii) to the non-financial public sector, at the exchange rate of $ 1.40 per US dollar or its equivalent in any other foreign currency and (iii) to the financial sector, at the exchange rate of $ 1.40 per US dollar or its equivalent in any other foreign currency. As from February 3, 2002, those measures contemplated the application of the reference stabilization index (CER), which tends to reflect the fluctuations in the consumer price index, to the loans granted to the non-financial private sector and to the non-financial public sector and a reduced interest rate, depending on the type of operation.

Decree 762/02 and Law 25713 of the National Executive Branch amended the regulations mentioned in the preceding paragraph excluding from the application of the CER those loans granted to individuals by financial institutions, as follows: (i) secured by mortgages on sole family dwellings of debtors, originally agreed for up to US$ 250,000 or any other foreign currency and converted into pesos, (ii) consumer loans originally agreed for up to twelve thousand US dollars or any other foreign currency and converted into pesos, and (iii) pledge consumer loans originally agreed for up to thirty thousand US dollars or any other foreign currency and converted into pesos. As from October 1, 2002, those loans are adjusted by applying an adjustment salary variation index (CVS), to be published by the National Statistics and Census Institute (INDEC).

As mentioned in Note 17, claims about the pesification process have been made by foreign investors against certain Trusts in which the Bank holds debt securities and certificates of participation that have been subject to the pesification of foreign currency denominated assets and liabilities established by Law 25561 and Decree 214 at the $1.00=US$1 exchange rate, as those trusts were organized under Argentine legislation, with the consequent economic impact. In addition, application of the reference stabilization index (CER) produces an asymmetric yield on certain Trust assets and liabilities.

Law 25796 established the elimination of the application of the CVS as from April 1, 2004.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Deposits in foreign currency

Law 25561 and Decree 214/02 established that all deposits in U.S. dollars or other foreign currencies in the financial system will be converted to Ps. at the exchange rate of $ 1.4 per US$ 1 or its equivalent in such other currency. These norms also require financial institutions to return such deposits in pesos. A reference stabilization index (CER) and a minimum interest rate will be applied to these deposits.

Executive Branch Decrees 905/02, 1836/02 and 2167/02 granted owners of deposits the possibility of opting to exchange those deposits for foreign and peso denominated government securities, the Argentine Central Bank granting advances to financial institutions for them to be able to meet exchange costs.

Lastly, by Decree 739/03 the Executive Branch authorized holders of deposits originally set up in US dollars and subsequently pesified to request total or partial settlement of their deposits or certificates from financial entities based on a schedule established according to the original amount of the deposit.

Reorganization and bankruptcy proceedings

On February 14, 2002, Law 25563 on reorganization and bankruptcy proceedings was enacted, which declared a production and credit emergency generated by the crisis affecting Argentina, to last until December 10, 2003.

On May 15, 2002, the National Congress passed Law 25589, which amended the Bankruptcy Law, the main points of which are as follows:

- Reinstatement of the mechanism established by Section 48 of Law 24522, which allows creditors to acquire the share package of the debtor company, setting the conditions for preventing assets from being undervalued.
- Other variables, such as the brand and the positioning on the market, have been established to determine the value of companies, in addition to the financial statements.
- The term for the foreclosure of guarantees has been suspended for 180 calendar days, as from the effective date of the above-mentioned law.
- The exclusivity period for debtors to make creditors offers has been reduced from 180 days, under the previous law to 90-120 days.
- Judges may revoke approval of the reorganization plan if they consider it to be grossly unfair for any of the parties.
- Out-of-court reorganization plan: defaulting debtors or debtors undergoing general economic and financial difficulties may agree on an out-of-court reorganization plan with their creditors, subject to approval by the court. Upon approval of this reorganization plan all legal actions against the debtor will be suspended. The approved plan will have effects for all creditors.

On January 17, 2005, Law 13302 of the Province of Buenos Aires was enacted, establishing that foreclosures of mortgages on real estate properties intended for sole family dwelling will be suspended for 180 business days

within the jurisdiction of that Province, provided that their current tax value does not exceed pesos ninety thousand (Ps. 90,000).

Furthermore, this provincial law establishes that the above-mentioned suspension of foreclosure on sole family dwellings, whatever the origin of the obligation, will be extended to one (1) year in the case of unemployed borrowers at the date of enactment of that law.

Mortgage refinancing system (Note 8)

On November 6, 2003, Law 25798, regulated by Decree No. 1284/03, established:

- The creation of a system for the refinancing of mortgage loans stipulating that a state trust fund will assume the obligations of debtors who have borrowed up to Ps. 100,000 for any purpose, secured by sole and permanent family housing, in arrears between January 1, 2001 and September 11, 2003.

- The creation of a restructuring unit for the purpose of analyzing loans that are eligible under the terms of this law, except for arrears, and which have been arranged prior to the application of the convertibility of the Austral established by Law 23928.

Preventive measures

As a result of the measures adopted by the Argentine Government, a significant number of claims against the National State and financial institutions were filed before the courts, requesting that deposits be returned in the currency in which they were originally made, as the measures were in breach of constitutional rights. At the date of these financial statements, the final outcome and the amount of those claims were still unknown.

On October 26, 2004, the Supreme Court of Justice of the Nation ruled on a case that claimed reimbursement of a deposit in its original currency, confirming with the votes of five of its members the conversion to pesos of deposits at $1.40 per US dollar, adjusted by applying the CER.

Conversion of provincial public debt

By Decree 1579/02, the Executive Branch established that the Trust Fund for Provincial Development was to assume the provincial debts instrumented in the form of Government Securities, Treasury Bills or Loans. This Fund, through Banco de la Nación Argentina, in its capacity as trustee, was to issue Secured Bonds to offer them as payment of the debt held by the provinces with banks and financial institutions.

Financial System Restructuring Unit

On May 22, 2003, the Executive Branch issued Decree No. 1262 creating the Financial System Restructuring Unit (Unidad de Reestructuración del Sistema Financiero), which has been designed to define the strategy for the restructuring of the financial system. At the date of these financial statements, the Bank has complied with the requirements of that Unit.

Financial Regulation and Oversight Coordination Cabinet

Executive Branch Decree 476 dated April 20, 2004 established the creation of the Financial Regulation and Oversight Coordination Cabinet, the purpose of which will be to preserve the financial system stability, enhance financial intermediation and protect the users of financial services.

The impact generated by these circumstances on the Bank's balance sheet and financial position as of December 31, 2004 was recognized in accordance with BCRA regulations and on the basis of estimates made by the Bank's Management. At the date of issue of these financial statements, it is not possible to foresee the future development of the economic situation and its effect on the Bank's economic and financial position. Therefore, these financial statements should be read in the light of these circumstances.

3. COMPENSATION GRANTED BY THE NATIONAL GOVERNMENT TO FINANCIAL INSTITUTIONS

3.1. ASYMMETRIC PESIFICATION

Through Decree 905, the Government established the issuance of "National Government Compensating Bonds" to compensate financial institutions for the negative effects on their assets of the conversion into pesos at different exchange rates of receivables and obligations denominated in foreign currency, as provided for by Law 25561, Decree 214 and its amendments and complementary rules, and to cover the negative difference between assets and liabilities denominated in foreign currency arising from their conversion into pesos, as established by the above-mentioned regulations.

The Executive Branch also empowered the Argentine Central Bank to determine the procedure for compensating each financial institution. This procedure has been regulated by Communications "A" 3650, "A" 3721 and "B" 7564 and complementary rules and amendments issued by that Governing Entity.

Through Communication "A" 4074, the BCRA made changes to the information required under the terms of Communication "A" 3825, in order to contemplate the effects of the reimbursement of excess amounts arising from the conversion into pesos laid down by Communication "A" 4043.

On February 19, 2004, the Bank received from the BCRA letter 316/21/04 containing observations on the calculation of the compensation made by the Bank.

Notes to the Financial Statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

On March 3, 2004, Banco Hipotecario S.A. issued a resolution approving the rectification of the information required by the BCRA, which was communicated to that Regulatory Entity on March 4, 2004. The final calculation was presented on March 22, 2004.

On July 23, 2004, the Bank submitted to the Central Bank the information required under Communication "A" 4122, which included recommendations made by the Ministry of Economy.

On August 17, 2004, by means of Letter 316/95/04, the BCRA informed the Bank that in the submission mentioned in the preceding paragraph there were discrepancies in the calculation of compensation on Financial Trust Participation Certificates and Forward Purchases under other swap transactions.

On September 21, 2004, the Bank filed a motion for the reversal of the administrative resolution by the BCRA and an appeal before a higher administrative authority in the alternative, on which no decision has been made so far. The Bank also made minor adjustments to the information submitted on July 23, 2004.

Notwithstanding the motion filed and following a prudent criterion, the Bank decided to carry provisions for Ps. 30,000 thousand under liabilities, which would cover approximately 50% of the alleged miscalculation of the compensation.

Consequently, the Bank complied with the reporting requirements established by Sections 28 and 29 of Decree 905 - Compensation to financial institutions, applying for such purpose the regulations in force and particular criteria, exercising the following options:

- National Government Compensating Bond in US dollars, due 2012 (Section 29, subsection b, c and d): compensating bond - difference between assets and liabilities converted into pesos at $ 1.00, for the exchange rate difference of $ 0.40, converted into pesos at the $ 1.40 =US$ 1 rate: US$ 380,989.9 thousand.
- National Government Hedge Bond in US dollars, due 2012 (Section 29, subsection e). Hedge Bond - difference between assets and liabilities in US dollars, net of the compensating bond: US$ 812,531.1 thousand.

In September 2002 the Argentine Central Bank credited US$ 344,050 thousand in BODEN 2012, no bonds having been issued for the difference in the compensation amount requested.

For purposes of these financial statements, i) BODEN 2012 bonds credited by the Argentine Central Bank have been recorded in Government and Corporate Securities - Holdings in investment accounts, ii) the amount in respect of the right to collect the compensating and hedge bonds has been recorded in Other Receivables for

financial Transactions - Compensation to be received from the National Government - In foreign currency, iii) bonds delivered as collateral for Negotiable Obligations and secured facilities to banks in Miscellaneous Receivables – Guarantee Deposits, and iv) the amount of the obligation to be assumed as a counterpart for the Hedge Bond, in Other liabilities for financial transactions - Argentine Central Bank - Others.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

As a result of the foreign currency denominated financial debt restructuring process and the fact that the Government has not yet concluded the compensation process for the asymmetric pesification established by Decree 905/02, the Bank's computation of the overall net foreign currency position is temporarily mismatched. This has already been communicated to the Central Bank.

3.2. ASYMMETRIC INDEXATION

Law 25796, regulated by Decree 117/04, established a mechanism for compensating financial institutions for the effects generated by the application of the Salary Variation Index (CVS) to some of their assets, and the Reference Stabilization Index (CER), to some of their liabilities.

The amount to be compensated will arise from the loan portfolio encompassed by Decree 762/02 and Law 25713, by average duration and financial institution, net of allowances and a recollectibility factor that is set at 5% of that portfolio. The amount to be compensated will arise from considering, on a financial institution basis as mentioned above, the difference between the variation in the Reference Stabilization Index (CER) plus a 2% rate and the variation in the Salary Variation Index, if applicable to the related period, plus the applicable rate under current regulations.

If that difference is positive, the National State shall place the bonds for the financial institutions at a technical value equal to that difference. If the difference is negative, financial institutions will be required to return to the National State the "National Government Bonds in pesos at variable rates due 2013" in the amount of that difference.

Article 12 of Decree 117/04 establishes that the mechanism for compensation described above will also apply to loan portfolios that have been originated by financial institutions and then transferred to trusts until January 31, 2002, in which case the mechanism shall apply to financial institutions which hold at that date debt securities or trust participation certificates for up to the amount of the portfolio originated and transferred.

Bearing the above rules in mind, in the fiscal year ended December 31, 2003, the Bank decided to record under "Other receivables for financial transactions" Ps, 49,642 thousand for its own portfolio and Ps. 32,003 thousand for loans transferred in trust. Following a conservative criterion, these amounts have been estimated on the basis of the adjustments to the compensation for fiscal 2004, applying the CER and CVS expected for such period.

On March 12, 2004, BCRA Communication "A" 4114 established that financial institutions were to confirm their adherence to the compensation regime implemented by April 30, which included uncertain aspects regarding the compensation calculation method, particularly the method for calculating the weighted average life (point 1.a.d.) and the scope of the hypothesis foreseen in Article 4, paragraph 1 of Annex II to Decree 117/04.

In view of the uncertainty generated by the regulations issued, on April 22, 2004 the various associations grouping financial institutions sent letters to the Ministry of Economy and the BCRA requesting them to clarify the procedure to be used by the Government to calculate that compensation, indicating the need to have the calculation method available and to know how the date of termination of the compensation is to be determined, as established by article 4 of Annex II to Decree 114/04. These elements are necessary to evaluate whether it is advisable for the Bank to adhere to this regime or not.

On April 29, 2004, the BCRA issued Communication "A" 4131 establishing an extension of the deadline for adhering to the regime laid down by Communication "A" 4114 for 15 calendar days as from the date on which the Ministry of Economy and Production answers the consultations made by the associations grouping financial institutions in the letter dated April 22, 2004.

Lastly, on May 3, 2004, Ministry of Economy and Production Resolution No. 302/04 was published in the Official Gazette, approving the method to be used by the Finance Secretariat for calculating the amount of "peso-denominated National Government Bonds accruing interest at variable rates and due 2013" to be delivered to financial institutions adhering to the Compensation regime created by Law 25796.

On May 18, 2004, the Bank submitted letter No. 194 informing the Central Bank that it will not adhere to this regime, and stating its wish to be compensated for the negative effects on its equity derived from application of the CVS to certain assets converted into pesos and from the unequal application of the CER to certain liabilities, and expressly reserving its right to seek relief.

In view of the uncertainty and lack of precision regarding the regulation of policies for compensating financial institutions established by the Argentine Government, and their possible impact on the Bank's balance sheet, in the current period and after the restructuring of its financial debt, the Bank implemented a policy for reducing the uncertainty related to its exposure to the Public Sector generated by the adverse economic situation that took place at the end of 2001. To this end, the Bank has reversed the amount of Ps. 51,645 thousand charged to "Prior year adjustments" for the rights laid down by Law 25796, and allowances for Ps. 30,000 thousand it had previously recorded (see Note 41). Notwithstanding this, the Bank has recorded the effects of the compensation for asymmetric pesification as a positive contingency in memorandum accounts, and reserved its rights to receive compensation for the losses generated by application of general regulations, as a result of which it has applied the Salary Variation index (CVS) to certain assets and the Reference Stabilization Index (CER) to certain liabilities, as well as any other compensation that may arise.

3.3. REIMBURSEMENTS FOR EXCESS OF NON-CONVERTED BALANCES

On January 5, 2004, the Bank complied with the reporting requirement established by Communication "A" 4043 and complementary rules, whereby the BCRA resolved to reimburse, or where applicable, request financial institutions to reimburse it for overstatements (understatements) in converted balances and adjustment of non-converted balances of current accounts in foreign currency opened with the BCRA and the "Minimum Liquidity

Requirements" account opened with Deutsche Bank NY, as established by Decree 214/02 and complementary rules.

The Bank had previously requested Ps. 5,189 thousand for that item, which were deposited by the BCRA on March 24, 2004, plus accrued interest.

4. REHABILITATION AND REGULARIZATION PLAN

Through resolution No. 213/02, the Board of Directors of the Argentine Central Bank requested Banco Hipotecario Sociedad Anónima to submit a Rehabilitation and Regularization plan, pursuant to article 34 of Law 21526 on Financial Institutions, as amended. This plan should contemplate adopting the necessary measures to restore the liquidity position of the Bank.

On April 17, 2002, the Bank submitted that Rehabilitation and Regularization plan to the Argentine Central Bank.

On August 21, 2002, new financial projections and complementary information were submitted to the Argentine Central Bank, which contemplated changes in the economic context subsequent to April 17, 2002; the variation between actual balances and balances projected as of May 31, 2002; the status of the refinancing of the debts that fell due in 2002; the status of the liabilities renegotiation during the second semester of 2002(debt restructuring), a summary of modified financial projections and the recovery of the amounts due to the Argentine Central Bank, as required by the whereas clause No. 9 of Resolution No. 213/02 issued by the Board of Directors of that Entity.

Through Resolution No. 227 dated May 29, 2003, the Board of Directors of the Argentine Central Bank requested from Banco Hipotecario S.A. the reformulation of the current Rehabilitation and Regularization Plan in order for the latter to contemplate the adequacy of the liquidity projections and to take the necessary steps to safeguard its solvency.

On June 18, 2003, the Bank submitted to the Argentine Central Bank the reformulation requested by the latter, stating the following points: i) progress in the negotiations for the restructuring of the external debt, ii) petitions for authorization to repay the assistance through the delivery of BODEN 2012 received from mortgage debtors, iii) expense reduction plan, iv) adherence to the procedure established by Section 8 of Decree 739/03 for the repayment of that assistance, with the alternative foreseen in Section 3 of Decree 1262/03, and v) certain analyses of the financial statements at December 31, 2002.

By means of Resolution No. 269 of the Superintendent of Financial and Exchange Institutions, on October 27, 2004 the Regularization and Rehabilitation Plan submitted by the Bank as required under BCRA Board Resolutions Nos. 213/02 and 227/03 was deemed to have been duly fulfilled.

This resolution was issued considering the following:

- The Bank has successfully restructured its foreign debt and started to service the new debt.

- The Bank obtained the approval from the URSF for the schedule for repayment of the assistance loans granted by the BCRA and started to amortize those loans.
- The Bank has embarked on a transformation and reorganization program involving the development of processes and systems for implementing universal banking oriented lines of business.
- The Bank has taken various steps for its reconversion, such as: i) the start-up of a new system, ii) the launch of corporate, consumer and credit card loans to the market, iii) attraction of retail deposits, iv) the placement of Argentine Mortgage Bonds Series I.
- Recording in 2004 of ample excesses of minimum capital requirements established by current regulations.
- In the first half of 2004, the Bank reported a profit of Ps. 161.6 million (9.6% of the opening shareholders' equity) as a result of the higher financial brokerage margin, thus reversing the negative margins reported in fiscal years 2002 and 2003.
- The trial balance for September 2004 presented in compliance with reporting requirements showed a profit of Ps. 223.4 million (13.3% of the opening shareholders equity).
- At October 22, 2004 the Bank records high operating liquidity levels, its liquid resources being equivalent to three times the total deposits and representing 16% of its main liabilities.
- No deficiencies were recorded in the minimum cash technical ratio in fiscal 2004, either in the peso or foreign currency positions, showing high levels of cash surpluses.

5. TREATMENT OF ASSISTANCE GRANTED BY THE BCRA

Executive Branch Decree 739/03 and BCRA Communication "A" 3941 established that financial institutions which so request it shall repay the rediscount and advance balances in force at the date of that Decree and granted within the framework of Section 17 of Law 24144 and its amendments, in no more than 70 installments.

Subsequently, the Executive Branch issued Decree 1262/03 establishing that the conditions for the amortization of rediscounts may be modified, and extended the maximum number of installments up to one hundred and twenty (120) installments, each of which shall be equivalent to a percentage not lower than 0.40% of the adjusted principal amount.

On September 11, 2003, reformulated on February 4, 2004, the Bank submitted to the BCRA a schedule for the repayment of its debt for rediscounts received from the Governing Entity, as prescribed by Section 3 of Decree No. 1262/03, as well as a transformation and reorganization plan to strengthen the Bank's efficiency and profitability.

This schedule has been prepared on the basis of the balances of rediscounts and advances granted by the BCRA at March 28, 2003, which at that date amounted to Ps. 391,101 thousand, delivering as collateral for the assistance granted secured loans which, considered at their technical value, maintain a margin not lower than

125%. In that submission, the Bank contemplates the settlement of its debt over a maximum term of 89 months counted as from March 31, 2004.

Through Resolution No. 3 dated February 5, 2004, the Unit for the Restructuring of the Financial System authorized the BCRA to modify the conditions for the amortization of the assistance established in Section 9, subsect. b) of Decree 739/03, which was adapted by the Bank according to the schedule mentioned in the preceding paragraph.

Through Communication "A" 4268, the BCRA established that financial institutions carrying debts for assistance loans received under article 17 of the BCRA Charter, which have been financed as envisaged in Decrees Nos. 739/03 and 1262/03, may make advance payments until that credit assistance has been fully repaid.

Through Resolution No. 308 dated November 4, 2004, the Board of Directors of the BCRA established that Banco Hipotecario SA should repay the assistance loan granted by the Governing Entity prior to any foreign debt purchase or repayment.

In this regard, on November 11 and December 1, 2004, the Bank made early settlements of the financial assistance loan granted by the BCRA in the amounts of Ps. 10,000 thousand and Ps. 30,000 thousand, respectively, in order to settle in advance its restructured foreign debt.

On January 20, 2005, the Bank took part in the tender offer established by the BCRA in accordance with the guidelines of Communications "A" 4268 and 4282, the amount of Ps. 63,759 thousand having been accepted in settlement of the previously refinanced debt.

At the closing date of these financial statements, the Bank had repaid principal and interest, according to that schedule (Note 7).

Notes to the Financial Statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

6. EXPOSURE TO THE NON-FINACIAL PUBLIC SECTOR

The Bank carries in its financial statements assets with the Non-financial Public Sector amounting to Ps. 4,669,916 thousand, of which 99.20% are performing loans. These assets have not been included in the debt restructuring undertaken by the Argentine Government.

Those assets are detailed below:

a) Government securities for Ps. 575,195 thousand corresponding to new instruments not subject to restructuring issued by the National Government (BODEN 2012 Ps. 262,876 thousand, BODEN 2007 Ps. 31,007 thousand, BODEN 2008 Ps. 38,152 thousand, BOCON PRE 8 Ps. 27,658 thousand, BOGAR Ps. 199,502 thousand) and BOCON PRO 12 for Ps.16,000 thousand).
b) Government securities for Ps. 37,486 thousand subject to the sovereign debt swap implemented by the Argentine Government, of which Ps. 34,452 thousand correspond to External Bills. The Bank has stated its intention to participate in that debt swap requesting CER index-linked Discount Bonds in pesos in exchange for the External Bills, and CER index-linked Par Bonds in pesos, for the rest of its holdings.
c) Loans secured by the National Government for Ps. 716,218 thousand, which originated from the exchange of government securities established by Decree 1387/01, accepted in repayment of non-performing mortgage loans acquired on the market. These loans have been recognized under the Loans caption.
d) Loans to the provincial and municipal non-financial public sectors for Ps. 127,556 thousand.
e) Rights to receive BODEN 2012 (hedge and compensating bonds) for Ps. 2,643,754 thousand, pursuant to Sections 28 and 29 of Decree 905/02.
f) Miscellaneous receivables for Ps. 569,707 thousand, corresponding to assets transferred to the trust as collateral for the bonds and secured facilities derived from the debt exchange, of which 8,834 thousand correspond to National Government Secured Loans and Ps. 484,710 thousand, to BODEN 2012, and BODEN 2012 deposited as collateral for the currency swap transactions for Ps. 76,163 thousand.

Furthermore, liabilities with the BCRA recorded at December 31, 2004 amount to Ps. 2,198,948 thousand, the related items being: i) refinanced advances and rediscounts to cover lack of liquidity for Ps. 357,917 thousand, included in the matching laid down by Decree 1262/02, and advances for Ps. 1,841,031 thousand to subscribe BODEN 2012, pursuant to Sections 28 and 29 of Decree 905/02.

The net exposure to the Public Sector, without considering liquid assets in accounts opened at the BCRA, amounts to Ps. 2.472 thousand at December 31, 2004, while the consolidated net position amounts to Ps. 2,525 at that date.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

As mentioned in Note 5, as established by Decree 1262/03, the Unit for the Restructuring of the Financial System authorized the BCRA to modify the conditions for the amortization of assistance granted according to the schedule presented. Through the procedure described in the above-mentioned norms, the Bank has delivered its holding of secured loans as collateral for this obligation, and that assistance will be amortized with the proceeds of those assets. The average duration of the secured loans provided as collateral is longer than the term requested to refinance those advances.

It is the Bank's intention to deliver as collateral for the allocation of the advance to the financing of the subscription of the hedge bonds, as indicated by Section 29 of Decree 905/02, the remaining public sector asset portfolio, except for the securities transferred to the trust set up as security for the Guaranteed Facilities mentioned in Note 1.

Through letters dated August 26 and December 28, 2004, Banco Hipotecario informed the BCRA that it had reserved secured bonds for a face value of 126,675,947 and freely available secured loans for a face value of 109,391,930, to be used as collateral for the advance from the BCRA for the subscription of the hedge bonds to which the Bank is entitled (pursuant to Section 29, subsect. f) and g) of Decree 905/02).

In addition, Decree 905/02 envisages in its Section 17 that in the event of default by the National State on the payment of principal or interest on the bonds envisaged in Chapter II (BODEN) or the securities indicated in section 15, subsect. b) and c) (secured loans and BOGAR), for more than 30 days following the respective due dates, each financial institution will be entitled to repay in advance either fully or partially the advances received for the subscription of bonds, using for that purpose all or the equivalent portion of the assets provided as collateral, taken at the value in which they were recorded at the time the advances were granted, plus interest accrued until the repayment date, less the amount actually repaid.

Through Communication "A" 3911, complementary rules and amendments, the BCRA resolved that the assets delivered as collateral for the advances granted for the subscription of the bonds foreseen by Decree 905/02, ratified by Section 71 of Law 25827, may be excluded from the accounting valuation at present, technical or theoretical values (see Notes 10.4. and 10.5.) at the discretion of the institutions, for a total or partial amount of the advances, pursuant to the provisions of Section 17 of that Decree, in which case they are to be recorded at the value admitted for purposes of the providing of collateral.

In view of the above, the Bank's high exposure to the Non-financial Public Sector must be considered in the light of the liabilities assumed with the BCRA.

Notes to the Financial Statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

7. BUSINESS PLAN AND PROJECTIONS

Within the framework of the normalization of the financial system and institutions' compliance with minimum capital requirements, the Argentine Central Bank issued Communication "A" 4027 by which it requested financial institutions to develop a business plan and projections for the twelve-month period following September 30, 2003.

On October 31, 2003, the Bank submitted the information requested to the Governing Entity, the main objectives set and fully complied with being as follows:

- Recovery of the financial stability and strengthening of the liquidity position.

1) Closing of the Bank Debt for Negotiable Obligations Exchange Offer.

2) Rescheduling of assistance from the Argentine Central Bank: on February 5, 2004 the Financial System Restructuring Unit authorized the Argentine Central Bank to extend the time frame proposed for repaying Banco Hipotecario's debt to 89 months.

3) Obtaining compensation from the National Government (Note 3.1).

- Maximizing the present value of the credit portfolio

  1) Efforts have been made to improve the administration of current loan portfolio.
  2) Improvement in collection ratios.
  3) Restructuring of credits in arrears.

- Operating efficiency and competitiveness

  1) Continuous enhancement of resources and cost reduction by reassigning personnel to portfolio recovery and collection efforts.
  2) Scale maintenance.

- Restructuring of the financial intermediation and service providing operations.

- Strengthening of creditworthiness.

- Reduction of interest rate, payment term and currency mismatching related risks.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

On March 10, 2004, the BCRA issued Communication "A" 4111 redesigning the business plan and projections to be submitted by financial institutions within a term of 24 months as from December 31, 2003.

The Business Plan for the 2004-2006 period submitted to the BCRA on April 19, 2004 is focused on the development of the universal banking business, on the basis of the current mortgage loan business, according to the following objectives and goals:

1. Development of new products and services

a) Offering commercial banking services:

- Consumer loans
- Corporate loans
- Structured financing
- Foreign trade
- Transactional retail banking

b) Bank's solvency leverage

- Retail deposits
- Acquisition of operations, technology and networks.

c) Positioning to improve market share.

d) Increasing revenues from the mortgage loan business

- New household insurance
- Third party portfolio servicing activities
- Structured financing for construction projects
- New mortgage loan structures

e) Using the Bank's own self-sufficient financial franchising

e) Strengthening collection efforts
f) Continuing with the cost reduction and efficiency improvement policies

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

On April 26, 2004, the Bank submitted to the Financial System Restructuring Unit the reformulation and rectification of the Transformation and Reorganization Plan (Decree 1262/03). This information was submitted according to the presentation made to the BCRA on April 19, 2004, within the framework of Communication "A" 4111.

8. MORTGAGE LOAN REFINANCING SYSTEM - LAW 25798.

On June 22, 2004 the Bank stated its adherence to the Mortgage Loan Refinancing System and certified 13,225 eligible loans included in the System totaling Ps. 218,335 thousand, Ps. 193,619 thousand corresponding to the amount to be refinanced as of February 2004 under the terms of Chapter I of Law 25798. At the same time, First Trust of New York National Association, the trustee under the BHN Master Mortgage Trust, stated its adherence to the System certifying 228 eligible loans included for a total amount of Ps. 6.297 thousand, Ps. 6,239 corresponding to the amount to be refinanced as of February 2004, under the terms of Law 25798. These loans have been securitized and the beneficiary of the total proceeds therefrom is Banco Hipotecario SA.

After the system established by that Law has been formalized, the Bank will be entitled to collect bonds issued by the trustee for: i) 60% of the unpaid securities amounts falling due on November 1, 2006 and ii) 40% of the remaining securities falling due on November 1, 2014.

The Bank has not given accounting recognition in these financial statements to the vested rights arising from the implementation of this System.

9 - BANCO HIPOTECARIO SOCIEDAD ANONIMA

Pursuant to Law 24855 enacted on July 2, 1997 and promulgated by the National Executive Branch through Decree 677 dated July 22, 1997, and decree 924/97 Banco Hipotecario Nacional was declared "subject to privatization" under the terms of Law 23696 and the National Executive Branch should proceed to its transformation into a corporation ("sociedad anónima"). The new entity arising from this transformation will do business under the denomination of "Banco Hipotecario Sociedad Anónima", and as a commercial bank in accordance with Law 21526 and complementary rules, as amended, with the scope envisaged by the regulations, and with the rights and obligations of its predecessor.

Law 24855 and its regulatory decree provide that for ten years as from the promulgation of the Law, Banco Hipotecario Sociedad Anónima should, among other things, finance the construction and/or acquisition of dwellings throughout the national territory and offer credit lines for an amount equivalent to 10% of the total loans it grants for housing construction, to finance the construction of dwellings in small towns.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

Banco Hipotecario Sociedad Anónima has a corporate capital of Ps. 1,500,000 thousand, fully subscribed and paid-in, represented by 150,000,000 ordinary book-entry Class A, B, C and D shares, with a face value of Ps. -10 each and one vote per share, except for the special multiple vote right for the Class D shares foreseen in the Bank's by-laws.

On February 2 1999, Banco de la Nación Argentina, as trustee of the Assistance to the Federal Trust Fund for Regional Infrastructure Trust Fund, made the combined public offering of 42,000,000 ordinary Class D shares and 270,000 options, each of the latter representing the right to purchase 100 shares, and the investors are required to acquire a minimum quantity of Class D shares so as to be awardees of the options. This right expired on February 2, 2004.

With the authorization of the National Securities Commission of Argentina, the Bank placed 13,616,606 Class D shares and 61,289 options on the local capital market, and 28,383,394 ADSs (Shares Deposited in Custody), each representing one Class D share and 208,711 options, on the international capital market in compliance with Rule 144A of the Securities Act of 1933 of the United States of America.

As a result of the expiration of the time frame for exercising the options indicated above, on February 2, 2004 certain holders of those options acquired 17,909,500 class D shares.

The following table shows the capital status, detailing the classes of shares and their face value.

Class	Shares	Face value	Capital Stock
A	65,853,444	10	658,534,440
B	7,500,000	10	75,000,000
C	7,500,000	10	75,000,000
D	69,146,556	10	691,465,560
	150,000,000		1,500,000,000

10 - BASIS FOR PRESENTATION OF THE FINANCIAL STATEMENTS

These financial statements have been prepared in line with accounting standards established by the Argentine Central Bank through CONAU 1 Circular, supplementary rules and amendments.

The financial statements of the predecessor entity, Banco Hipotecario Nacional, have been adjusted for inflation in conformity with the guidelines set in Communication "A" 551 of the Argentine Central Bank up to the financial year ended December 31, 1994, and prepared in accordance with the standards laid down by CONAU 1

Circular. As from January 1, 1995, and according to the authorization accorded by Resolution No. 388 of the Argentine Central Bank's Superintendency of Financial and Exchange Institutions, the Bank discontinued the adjustment for inflation of its financial statements until December 31, 2001. As from January 1, 2002, as a result of the application of Communication "A" 3702 which established the repeal of any legal and regulatory rule that did not allow companies to restate their accounting balances at period-end currency values, the Bank resumed the application of the adjustment for inflation. To this end, it followed the restatement method established by Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), using the domestic wholesale price index published by the National Statistics and Census Institute (INDEC). Furthermore, it has been considered that the accounting measurements derived from the changes in the purchasing power of the currency between December 31, 1994 and 2001 are stated in the currency value as of the latter date.

On March 25, 2003, the Executive Branch issued Decree 664 establishing that the financial statements for years ending as from that date are to be stated in nominal currency. Consequently, in accordance with Communication "A" 3921 of the BCRA, restatement of the financial statements was discontinued as from March 1, 2003.

The Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Pronouncements No. 16 "Conceptual Framework of professional accounting standards"; No. 17 "Professional accounting standards: development of general application issues"; No. 18 "Professional accounting standards: development of particular application issues" and No. 19 "Amendments to Technical Pronouncements Nos. 4, 5, 6, 8, 9, 11 and 14", No. 20 "Financial derivatives and hedge operations" and No. 21 "Proportional equity value – Consolidation of financial statements – Information to be disclosed in connection with related parties", through Resolutions C 238/01, C 243/01, C 261/01, C 262/01, C 187/02 and M 5/03, respectively. Those Technical Pronouncements and amendments became effective in fiscal years commencing as from July 1, 2002, except for the latter pronouncement that will take effect on April 1, 2003. At the date of issue of these financial statements, the Central Bank had not adopted those Technical Pronouncements.

The principal disclosure and valuation criteria followed for preparing these financial statements is described below:

10.1. Foreign currency assets and liabilities

US dollar assets and liabilities have been valued at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank. Assets and liabilities valued in foreign currencies other than the US dollar were converted into the latter currency using the swap rates communicated by the Argentine Central Bank's operations desk, in force at the close of operations on the last business day of the years ended December 31, 2004 and 2003.

10.2. Gold and other precious metals

Notes to the Financial Statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

Holdings of gold and silver were valued at the latest selling quotation on the London market, in US dollars, net of the direct selling expenses, converted into pesos at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank, in force at the close of operations on the last business day of the years ended December 31, 2004 and 2003.

In accordance with Communication "A" 2290 of the Argentine Central Bank, holdings of silver were included under Cash and cash resources, taking into account that: i) their market value arises from daily quotations of relevant transactions and ii) they are minted or represent "good delivery bars" in accordance with the regulations of the Governing Entity.

10.3. Interest accruals and adjustments of principal amounts (CER and CVS):

Interest accruals were determined using the exponential method for all lending and certain borrowing transactions in local and foreign currency the total term of which was more than 92 days, and interest accruals for loans overdue more than ninety days were discontinued.

Adjustments of principal amounts from application of the CER and CVS were accrued as established by Argentine Central Bank regulations, and interest accruals on loans overdue more than ninety days were discontinued.

10.4. Government and corporate securities

Listed - In Argentina and abroad:

The securities classified as "Holdings of trading securities", "Investment in listed corporate securities" and "Securities issued by the BCRA" have been valued at year-end market quotation.

The BODEN 2012 Government securities in US$ classified as "Holdings in investment accounts" have been recognized at their technical value, in accordance with whereas clauses of Communication "A" 3785. At the end of each period, the technical value of those securities increases on the basis of interest accrued under the issue terms and conditions. The new foreign currency balance is converted into pesos at the reference exchange rate published by the Argentine Central Bank.

BODEN National Government securities received in payment from borrowers of mortgage loans in accordance with Decree 905/02 have been valued at their power to repay the financial assistance received from the Argentine Central Bank at December 31, 2003, that is, $ 1.40 per US dollar plus CER and accrued interest.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

The National Government Securities originally issued in foreign currency subject to Argentine legislation have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as provided for by Law 25561, Decree 214 and complementary rules and amendments.

National Government securities originally issued in foreign currency and not subject to conversion into pesos, have been recorded at December 31, 2003 carrying value.

Unlisted - In Argentina

The securities classified under "Unlisted Government Securities" have been valued at cost plus restatement and accrued interest not yet collected.

At December 31, 2004, the Bank has recorded Secured Bonds issued by the Fiduciary Fund for Provincial Development received within the framework of Decree 1579/02, Ministry of Economy Resolution 539/02 and complementary rules. These bonds have been stated at the lower of average book value (for those securities that will be used as collateral for the subscription of hedge bonds) or present or technical value (for the other securities), following the guidelines established by Communication "A" 3911, complementary rules and amendments.

At December 31, 2003 the CCF certificates were stated at technical value, in accordance with regulations in force at that date.

10.5. Loans:

The portfolio of performing loans and loans due ninety days or less has been valued in terms of the principal amounts actually lent, plus capitalized interest, net of principal amortization collected and debt balance refinancing, plus adjustments (from the application of the CER, and CVS where applicable) and accrued interest receivable and less the estimated reserve for loan losses.

For purposes of these financial statements, Pre-restructuring Loans are those predating April 1, 1991 or individual loans stemming from global transactions arranged prior to that date, and Post-restructuring Loans are those originated after that date.

Loans secured under Decree 1387/01 have been valued in accordance with the guidelines of BCRA Communication "A" 3911, complementary rules and amendments, as follows:

a. those used for the matching, at the lower of present value (cash flows according to contract conditions, discounted at the rates of interest established by the BCRA) or technical value (amount index-adjusted by applying the CER, where applicable, plus interest accrued according to contract conditions). This value is compared to the theoretical value (book value at February 28, 2003, net of the offsetting account, plus adjustment by the CER,

where applicable). The differences resulting from this comparison are shown in an asset offsetting account.

b. ii) the loans to be used as collateral for the advances granted by the BCRA for the subscription of the hedge bonds established by Decree 905/02, at their average book value established by Communication "A" 3756.

Other loans to the public sector, not included in the preceding paragraph, originally granted in foreign currency have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to the amount of those loans and maximum rates have been established, as provided for by Decree 1579/02, if those assets were subjected to the Exchange of Provincial Public Debt (Note 44).

Loans to the non-financial private sector originally granted in foreign currency have been converted into pesos at the exchange rate of $ 1.00 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER and CVS have been applied to the amount of those loans and maximum rates have been established, depending on the borrower.

10.6. Other receivables for financial transactions:

The individual mortgage loans the fiduciary ownership of which was transferred by the Bank and recorded in this caption have been valued and converted into pesos following the criterion described in points 10.3. and 10.5.

The amount recorded in the account captioned "Other not included in the debtor classification regulations - Compensation to be received from the National Government" includes the amount in pesos equivalent to the technical value of the bonds to be received, in accordance with sections 28 and 29 of Decree 905, until the Argentine Central Bank credits the remaining BODEN 2012 in US dollars requested in compliance with that regulation (see Note 3).

The Bank has repurchased its Negotiable Obligations under a financing agreement signed with DePfa Investment Bank Ltd. (Note 21.2). Under this agreement, the Bank's rights to receive its own negotiable obligations at market value have been recorded under assets and the financing received from abroad, under liabilities.

The Bank has also carried out a total return swap transaction involving the forward purchase by the Bank of its own shares. The rights arising from this purchase have been valued at year-end market value of the underlying asset (see Note 21.1).

The rights arising from currency swap transactions carried out as a hedge for the restructured obligations issued in Euros have been valued at the quotation of that currency following the criterion described in point 10.1.

The financial trust participation certificates have been valued according to the equity method of accounting.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

Financial trust debt securities have been stated at face value, index-adjusted by applying the CER, where applicable, plus interest accrued until the end of the year.

10.7. Investments in other companies:

This caption mainly includes the equity investments held by the Bank in BACS Banco de Crédito y Securitización Sociedad Anónima, BHN Sociedad de Inversión Sociedad Anónima and BHN Inmobiliaria Sociedad Anónima (Note 32). At December 31, 2004 and 2003, those equity investments have been recorded at their equity value, plus intercompany profits, where applicable, which amount to Ps. 119,340 thousand and Ps. 114,883 thousand, respectively.

The above equity investments arise from the financial statements of BACS Banco de Crédito y Securitización Sociedad Anónima for the years ended December 31, 2004 and 2003 and BHN Sociedad de Inversión Sociedad Anónima for the periods ended September 30, 2004 and 2003; while the financial statements of BHN Inmobiliaria cover the periods ended June 30, 2004 and 2003.

The other equity investments have been recorded at the lower of cost or estimated recovery value, where applicable.

10.8. Miscellaneous receivables

BODEN 2012 and National Government Secured Loans deposited in escrow have been valued following the criteria mentioned in the second paragraph of point 10.4. and in third paragraph of point 10.5., respectively.

10.9. Bank premises and equipment and miscellaneous assets:

These assets are recorded at cost restated in constant monetary units until February 28, 2003, following the method mentioned in the second and third paragraphs of this Note, net of accumulated depreciation calculated following the straight-line method, based on the estimated useful life of the assets. The cost of assets added before December 31, 1994 is restated in constant currency as of that date, while subsequent transactions are valued in current purchasing power values of the year to which they correspond.

The Bank records in "Miscellaneous assets – Assets acquired through foreclosures" housing units added to the Bank's assets in repayment of mortgage loans. These housing units have been valued at the lower of market value or the value of the loan, net of allowances.

The net book values of the assets taken as a whole, except for the assets intended for sale, which do not exceed their estimated recovery value, do not exceed their net realizable value.

Guillermo C. Martinz General Accounting Management **BANCO HIPOTECARIO S.A.**	**Clarisa D. Lifsic de Estol** On behalf of the General Manager **BANCO HIPOTECARIO S.A.**	Signed for purposes of identification with our report dated February 9, 2005 PRICE WATERHOUSE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.
Clarisa D. Lifsic de Estol President **BANCO HIPOTECARIO S.A.**	**Ricardo Flammini** On behalf of the Syndics' Committee	

Notes to the Financial Statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

10.10. Housing, life and unemployment insurance premiums in lending and other transactions:

The Bank's policy is to recognize the premium income when the corresponding loan installment accrues, except for those loans that are more than ninety days in arrears, and allocate the expenditures for claims to the net income/(loss) for the period in which they occur.

The Bank has set up a technical reserve of Ps. 12,013 thousand, which is included in Shareholders' Equity – Profit reserves – Others and a reserve for pending insurance claims for Ps. 10,098 thousand and Ps. 9,358 thousand at December 31, 2004 and 2003, respectively, which is shown in the Provisions caption under Liabilities.

10.11. Intangible assets

These assets represent organization and system development expenses. Intangible assets have been restated in constant monetary units at February 28, 2003, following the method mentioned in the first paragraph of this Note, and are being amortized monthly according to the straight-line method, based on their estimated useful life.

10.12. Deposits

Deposits have been valued at their placement value, plus adjustments from application of the CER and accrued interest, where applicable. The fixed return on each transaction is accrued on an exponential basis, while the variable return on time deposits adjusted by applying the CER and included in "Investment Accounts" is accrued at the pro rata rate of return agreed upon based on the improvement in the price of the financial asset or financial asset indicator, between the time the transaction is arranged and the end of the month.

Deposits originally made in foreign currency have been converted into pesos at the exchange rate of $ 1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to those deposits.

10.13. Other liabilities from financial transactions

At December 31, 2003, futures and options transactions originally agreed in foreign currency, whether they have been settled and/or with settlement agreements in writing by the parties prior to the effectiveness of Decree 992/02 have been valued at the various rates of exchange agreed by the parties at the time of settlement of each transaction. The other transactions not renegotiated at the effective date of that decree have been converted into pesos at the rate of exchange of $ 1.40 per US dollar and recognized as sight accounts.

US dollar-denominated negotiable obligations under currency swap transactions carried out as a hedge for the restructured obligations issued in Euros have been valued following the criterion described in point 10.1.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

10.14. Valuation of options

Premiums on call options written and bought have been accrued on a linear basis during the life of the contract.

10.15. Provisions

The Bank estimates contingencies and records them in Provisions, under Liabilities. These provisions cover various items, such as insurance risk, provisions for lawsuits, unforeseen risks, etc.

10.16. Dismissal indemnities

The Bank does not set up any provisions to cover the risk of dismissal indemnities involving the staff, as the disbursements in respect thereof are charged to the results for the year in which they occur.

10.17. Income Tax

Pursuant to Article 28 of Law 24855, Banco Hipotecario Sociedad Anónima is subject to income tax, except for all the housing loan transactions carried out prior to October 23, 1997, date of registration of its by-laws with the Superintendency of Corporations.

The Bank charges to income and sets up a provision for the income tax determined based on the transactions subject to this tax in the fiscal year in which those transactions are carried out.

10.18. Minimum notional income tax

Although the tax paid can be considered as a tax credit on account of income tax for a period of up to 10 years, the Bank has charged that disbursement to results.

10.19. Shareholders' Equity

a. Capital stock, reserves and capital adjustment:

The Shareholders' Equity account activity and balances prior to December 31, 1994 have been restated in the currency values prevailing at that date, following the method mentioned in this Note. The transactions carried

out subsequent to that date have been recorded in currency values of the year to which they correspond. The balances of the Shareholders' Equity accounts as of September 30, 2004 have been restated up to February 28, 2003 as explained in the third paragraph. The adjustment derived from the restatement of the balance of "Capital Stock" was allocated to "Equity Adjustments".

Guillermo C. Martinz General Accounting Management **BANCO HIPOTECARIO S.A.**	**Clarisa D. Lifsic de Estol** On behalf of the General Manager **BANCO HIPOTECARIO S.A.**	Signed for purposes of identification with our report dated February 9, 2005 PRICE WATERHOUSE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.
Clarisa D. Lifsic de Estol President **BANCO HIPOTECARIO S.A.**	**Ricardo Flammini** On behalf of the Syndics' Committee	

b. Results:

Income and expenses have been recognized against the results for the period, regardless of whether they have been collected or paid. Monetary results of exposure to inflation were determined until February 28, 2003 as follows:

b.1) "Monetary result of financial transactions" includes the result of exposure to inflation generated by assets and liabilities related to the carrying out of the usual brokerage activity between the supply and demand of financial resources.
b.2) "Monetary result of operating expenses" includes the result of exposure to inflation generated by monetary assets and liabilities in pesos, related to administrative expenses.
b.3) "Monetary result of other operations" includes the result of exposure to inflation generated by assets and liabilities not related to the financial brokerage activity.

c. Prior year adjustment (see Note 41)

The preparation of the financial statements requires that the Bank's Board of Directors perform estimates affecting assets and liabilities, the net income/(loss) for the year and the determination of contingent assets and liabilities at the date thereof. Since these estimates involve value judgments regarding the probability of occurrence of future events, the actual net income/(loss) may differ from the estimated amount and thus generate losses or profits affecting subsequent years. All legal and regulatory rules in force at the date of presentation of these financial statements have been considered.

The financial statement figures for the previous year, presented for comparative purposes, include certain reclassifications and adjustments that contemplate specific disclosure criteria so as to present them on a consistent basis with those of the current year.

11 - DIFFERENCES BETWEEN ARGENTINE CENTRAL BANK REGULATIONS AND PROFESSIONAL ACCOUNTING STANDARDS

Below is a detail of the main differences between the Argentine Central Bank regulations and professional accounting standards, considering the statement made in the first part of Note 10:

11.1. Valuation criteria

a) Compensation to be received, per Sections 28 and 29 of National Executive Branch Decree 905/02, and investment account securities

Notes to the Financial Statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

At December 31, 2004 and 2003, the Bank carries the government securities received and to be received in the "Government Securities – holdings in investment accounts", "Other Receivables for financial transactions – Other not included in the debtor classification regulations" and "Miscellaneous receivables - Others" captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02.

In addition, there are BODEN 2012 received in repayment of mortgage loans that are carried in investment accounts.

Under professional accounting standards, those assets should be valued at their quotation values net of estimated selling expenses, charging the quotation differences to the results for each period, except there is a possibility and intention to carry them until maturity.

b) Allowances for receivables from the non-financial public sector

Current regulations on the setting up of allowances issued by the Argentine Central Bank provide that receivables from the Public Sector are not subject to allowances for doubtful accounts. Under professional accounting standards, those allowances must be estimated on the basis of the uncollectibility risk attaching to those assets.

c) Accounting for income tax according to the deferred tax method

The Bank determines income tax at the statutory rate applicable to the estimated taxable income, without considering the effect of any timing differences between the accounting and taxable results. Under professional accounting standards, income tax must be recognized according to the deferred tax method (see Note 36).

d) Secured loans, government and other similar securities

In view of Decree No. 1387/01 dated November 6, 2001, in the fiscal year ended December 31, 2001, the Bank exchanged with the National State national government securities (classified and valued as "Investment accounts", according to the criteria established by the BCRA) for national secured loans which, at December 2004 and 2003 were recorded under "Loans to the Public Sector". Furthermore, as established by Decree 1579/02 the Bank and the Fiduciary Fund for the Provincial Development exchanged loans to the provincial governments for Provincial Secured Loans (BOGAR) which at December 31, 2004 and 2003 have been disclosed under Government and Corporate Securities.

At those dates, the Bank valued the two assets at the lower of present or technical value, as established by BCRA Communication "A" 3911 and complementary rules, as amended, except for those used as collateral for advances granted by the Governing Entity for the subscription of the bonds foreseen in Decree 905/02. Under the provisions of CD Resolution No. 290/01 of the CPCECABA, at December 31, 2004 and 2003 those assets should have been valued on the basis of the respective quotation values of the securities exchanged as of November 6,

2001, which are considered to be the transaction cost as from that date, where applicable, plus interest accrued at the internal rate of return until the end of each period.

The Bank has recorded as a prior year adjustment the positive difference arising from recognizing the loans to the Public Sector at their repayment value for the acquisition of Hedge Bonds (per National Executive Branch Decree 905/02) following the guidelines of Communication "A" 4095. Under professional accounting standards, this item is to be charged to the result for the year, because it was accrued this year.

e) Compensation for application of the CER/CVS

The Bank has written off the compensation amount for asymmetric indexation and charged it to the results for prior years, according to the criterion established by BCRA Communication "A" 4202. Under professional accounting standards, that compensation amount should have been charged to the results for the current year (see Note 41).

f) Valuation at equity value

For purposes of calculating the equity value, Technical Pronouncement No. 21 establishes that the closing date of the fiscal year of investors is to coincide with that of the issuing companies, a criterion that differs from Argentine Central Bank regulations. Under professional accounting standards, the same valuation criterion is also to be applied to all subsidiaries (see note 10.7).

g) Restatement to constant currency

The December 31, 2003 financial statements have given recognition to the effects of the variations in the purchasing power of the currency until February 28, 2003, following the restatement method established by Technical Pronouncement No. 6 (as amended by Technical Pronouncement No. 19) of the FACPCE. As provided for by National Executive Branch Decree 664/2003, Argentine Central Bank Communication "A" 3921 and CNV

Resolution No. 441, the Bank discontinued the application of that method and, therefore, did not recognize the effects of the variations in the purchasing power of the currency as from March 1, 2003.

As established by MD Resolutions Nos. 10 and 41/2003 of the CPCECABA, under professional accounting standards the application of this method remained in effect until the years ended December 31, 2003.

Nevertheless, taking into account the negative variation of 2.1% in the IPIM in the period from March to September 2003, the effects derived from failure to recognize those variations in these financial statements have not been significant.

11.2. Disclosure issues

Notes to the Financial Statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

a) Statement of cash flows, earning per share and business segment

The criterion established by Technical Pronouncement No. 19 for disclosing these items differs from that established by the Argentine Central Bank in its Circular CONAU 1.

12 - CLASSIFICATION OF LOANS AND RESERVE FOR LOAN LOSSES

Reserve for loan losses established at December 31, 2004 and 2003, cover the minimum reserves required by the Argentine Central Bank, and were calculated considering the accounting policies adopted for certain refinanced consumer loans, certain contributions to the special relief fund (Note 13), including the special contribution to that fund made by the Bank at March 31, 2000 and certain estimates related to the impact on the possibility of recovering the mortgage loan portfolio.

Interest capitalized prior to the loans being in arrears is covered by a reserve for loan losses following the minimum reserve requirements, considering such interest as principal.

Pursuant to the guidelines of Law 24441 on Housing and Construction Financing, the criterion followed by the Bank to set up reserves for construction projects, where the fiduciary ownership is transferred, consists in classifying debtors on the basis of the evaluation of the future cash flow of individual projects financed by the Bank, considering each of the projects as an independent cash flow from the rest of the debtor's equity.

The Bank has adopted a new policy regarding the procedure followed for classifying non-performing and restructured individual loans:

a. Maintaining the classification in respect of all those loans subject to: i) the provisions of article 13 of Law 24143 and/or: ii) restructuring, either through a repayment agreement, the compounding of interest on the amount in default or assistance, for up to six months following normalization of those loans.

b. After this period has expired, the Bank will proceed after the seventh month, as the case may be, as follows:

   b.1. If the loan is no more than 30 days in arrears, its shall be classified under the "performing" category.

   b.2. If the loan is more than 30 days in arrears, its classification will arise from the aggregate of the current number of days in arrears and those recorded before the refinancing, as long as the arrears are equal to or less than 30 days, in which case the above paragraph is applicable.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

c. All those individual loans, which are more than 24 months in arrears, must be fully covered by a reserve. Loans and reserves are to be reversed from the Bank's assets three months after the date on which those loans were fully covered by such reserve.

d. Loans that having been reversed from assets, following the guidelines in point c. above, are restructured and normalized shall be included again in the Bank's assets as long as they do not show arrears of more than 30 days for a term of six consecutive months.

As a result of the statements made in points c. and d. above and the application of Argentine Central Bank Communication "A" 2357 and supplementary rules, as amended, at December 31, 2004 and 2003 the Bank has recorded in memorandum accounts of Ps. 921,208 thousand and Ps. 788,484 thousand, respectively.

Based on the foregoing, the Bank's Board of Directors believes that the reserves for loan losses set up are sufficient to cover the minimum reserves required by the Argentine Central Bank rules and professional accounting standards on the total amount of the portfolio.

13 -SPECIAL RELIEF FUND

Article 13 of Law 24143 established that Banco Hipotecario Nacional should set up a special fund for subsidizing the repayment services of borrowers undergoing a serious economic emergency situation, whose situation could not be resolved through the renegotiation of the loan. This fund, whose regulations were issued by the Bank, is being formed as from that moment, with 2% of the interest collected on housing loans.

In view of the problems of the individual loan portfolio predating 1991 arising from the social emergency of borrowers, on May 16, 2000 the Board of Directors resolved to allocate Ps. 35.392 thousand as an extraordinary contribution to the Fund the Bank is required to create under Sections 13 of Law 24143 and 17, subsect. c) of Law 24855, to partially or fully subsidize the debts due from borrowers facing a difficult economic and social situation. The Bank has recognized this contribution as an increased reserve for loan losses under the Loans caption, with a counterpart in Loan Loss Provision.

The amounts of Ps. 12,138 thousand and Ps. 13,539 thousand paid at December 31, 2004 and 2003, respectively, include the extraordinary contribution made as of March 31, 2000, net of allocations. Law 24855 requires the

Bank to continue to contribute to this special fund for 10 years as from July 22, 1997 under the terms of Law 24143.

14 - RESTRICTED ASSETS

Guillermo C. Martinz General Accounting Management **BANCO HIPOTECARIO S.A.**	**Clarisa D. Lifsic de Estol** On behalf of the General Manager **BANCO HIPOTECARIO S.A.**	Signed for purposes of identification with our report dated February 9, 2005 PRICE WATERHOUSE & Co. S.R.L. C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.
Clarisa D. Lifsic de Estol President **BANCO HIPOTECARIO S.A.**	**Ricardo Flammini** On behalf of the Syndics' Committee	

At December 31, 2004, the Bank records financial assistance loans received from the Argentine Central Bank for Ps. 357,917 thousand. As collateral for these transactions, senior pledges were set up on credit assets stemming from the 7% fixed rate guaranteed loan contract, due 2011, for approximately Ps. 491,041 thousand. For such purpose, the financing obtained has been recorded in Other liabilities for financial transactions, and the balances representing the possible rights, in memorandum accounts.

In view of the commitments undertaken under the Bank's external debt Exchange Offer (Note 1), a trust was created under Argentine law by means of a Trust Agreement entered into by and between the Bank and ABN AMRO BANK NV, Argentine Branch. At December 31, 2004, BODEN 2012 for Ps. 484,710 thousand and the yield on them and National Government Secured Loans for Ps. 8,834 had been transferred to the trust. These guarantees have been recorded in "Miscellaneous Receivables" (Note 18).

At December 31, 2004, the Bank has deposited BODEN 2012 for Ps. 76,163 thousand as collateral for the currency swap transactions (Notes 21.3. and 21.4.). These escrow deposits have been recognizd under "Miscellaneous Receivables" (Note 18).

At December 31, 2004, the Bank set up specific guarantees as security for compliance with the future sale contract entered into with Depfa Investment Bank Ltd. for Ps. 996 thousand (Note 21.2.). These escrow deposits have been recorded in "Miscellaneous Receivables" (Note 18).

At December 31, 2004 an escrow deposit was placed with ABN AMRO BANK Curaçao Branch acting as Escrow Agent, in order to secure payment of the price of the Bank's external debt Exchange Offer. This escrow deposit amounted to Ps. 284,088 (Note 18).

At December 31, 2004 and 2003 the "Miscellaneous Receivables" caption includes shares securing call options written for Ps. 17,372 thousand and Ps. 10,075 thousand, respectively.

15 - INSURANCE ON REAL ESTATE SECURING THE MORTGAGE PORTFOLIO AND LIFE AND UNEMPLOYMENT INSURANCE FOR BENEFICIARIES

The Bank grants insurance coverage to the following:

- **Houses mortgaged to secure its loan portfolio, for the appraised amount of the insured houses:** against material damages caused by fire, explosion, lightning, earthquake, certain events involving riots, terrorist acts and other circumstances, according to the general conditions laid down by the Bank.

- **Life insurance for paying off the debts of the Bank's borrowers:** covering the risk of death of the economically liable party, whether a borrower or not, for paying off the principal debt owed at the date of death, according to the conditions laid down by the Bank. Individuals under the age of 56 are insurable up to the age of 80.

- **Unemployment insurance for economically liable parties, who are borrowers:** this covers unemployment risks when the conditions provided for by National Employment Law 24013 are met, with a maximum coverage of up to six monthly installments, with the option to renew it for another six months by paying an additional premium, once the insured has signed an employment contract for a term exceeding twelve months.

- **Comprehensive household insurance:** this covers the risk of fire and theft of general contents and electronic appliances for domestic use, windows, civil liability assessed for fire or explosion, removal of rubble, harm occasioned to buildings as a result of theft, lodging expenses and domicile assistance services.

The accounting policies followed by the Bank to record insurance transactions are described in Note 10.10. The Bank covers the risks involved in the insurance activity with its own net worth.

In addition, the Bank sells insurance to cover personal accidents and health care, the coverage, risk and losses of which are undertaken by other Insurers.

The amounts of insurance premiums in respect of the items mentioned above, claims paid and charges connected with the insurance activity, allocated to results for the years ended December 31, 2004 and 2003, were as follows:

	12.31.04	**12.31.03**
	Thousands of Pesos	
Fire insurance premiums	12,697	15,501
Life insurance premiums	26,762	29,111
Unemployment insurance premiums	1,652	1,902

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

Additional insurance premiums	2,327	1,757
Total Premiums (Note 26)	43,438	48,271

	12.31.04	12.31.03
	Thousands of Pesos	
Claims involving fire	295	425
Claims involving death	7,083	7,688
Claims involving unemployment	219	283
Additional insurance claims	262	207
Total claims (Note 27)	7,859	8,603

The insurance premiums shown above are disclosed under the "Income from services" caption, while the claims are disclosed under the "Expenses for services" caption. The charge corresponding to reserves connected with the insurance activity is shown in the "Miscellaneous losses" caption.

16 - OTHER RECEIVABLES FOR FINANCIAL TRANSACTIONS

The breakdown of "Other receivables included in the debtor classification regulations" line, under the "Other receivables for financial transactions" caption is as follows:

	12.31.04	12.31.03
	Thousands of Pesos	
Mortgage loans delivered in trust (Note 17)	255,622	308,187
Financial hedge contract	73,944	-
Compensation bonds – Law 25796 (Note 3.2)	-	81,645
Others	8,186	19,064
Total	337,752	408,896

The breakdown of the "Other receivables not included in the debtor classification regulations" line, under the "Other receivables for financial transactions" caption, is as follows:

	12.31.04	12.31.03
	Thousands of Pesos	
Compensation to be received from the National Government (in US dollars)	2,643,754	2,590,988
Trust Participation Certificates (Note 17)	90,076	53,160

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

Negotiable obligations held in the Bank's portfolio (*)	239,724	86,061
Mortgage-backed Class B subordinated securities (Note 17)	78,411	55,286
Total	3,051,965	2,785,495

(*) The Bank carries long-term Negotiable Obligations for Ps. 145,969 thousand held in its portfolio for purposes of their possible exchange with holders that did not participate in the initial offering.

17 - SECURITIZATION OF THE PORTFOLIO OF MORTGAGE LOANS

The Bank has executed various financial trust agreements under which, as trustor, it has transferred the fiduciary ownership of mortgage loans belonging to its loan portfolio to First Trust of New York, as trustee. Once the mortgage loans have been transferred to the trust fund, it proceeds to issue the corresponding debt securities and participation certificates and to use the proceeds of the placement thereof for settling the amount of the loans ceded by the Bank. The trust assets entail a separate and distinct equity from the trustee's assets and those of the trustor.

The trustee is responsible for the management of the trust funds previously set up in accordance with the specifications contained in the trust agreement.

At December 31, 2004 and 2003, the Bank recorded Ps. 255,622 thousand and Ps. 308,187 thousand, respectively, in respect of mortgage loans originally granted in foreign currency and converted into pesos as required by Law 25561 and Decree 214, registered in the name of the trustee, in the "Others included in the debtor classification regulations" line, under the "Other receivables for financial transactions" caption; Ps. 14,393 thousand and Ps. 19,668, respectively, in the "Accrued interest receivable included in the debtor classification regulations" line, under that caption, in respect of accrued interest and adjustments from application of the CER receivable. Those receivables are held in the Bank's assets because at that date the trustee had not yet issued the related securities and the Bank continued to act as trustor and only beneficiary.

This year, the Bank created a Global Trust Securities Program, "CEDULAS HIPOTECARIAS ARGENTINAS" for the securitization of individual mortgage loans for the financing of housing units for a face value of up to Ps. 500,000,000, which was authorized by CNV Resolution No. 14814 dated June 3, 2004.

Under this program, the Cédulas Hipotecarias Argentinas Series I, 2004-1 Financial Trust was created, with the Bank acting as trustor, BACS Banco de Crédito y Securitización S.A., as underwriter and general manager, and Deutsche Bank S.A., as financial trustee. On June 14, 2004, this Financial Trust issued the first series of Savings Mortgage Bonds (CHA) for a face value of Ps. 50,000,000.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

The period for accepting the offering expired on June 23, 2004, the Senior Trust Debt Securities CHA, Series I, 2004-1 having been placed for a face value of Ps. 40,000,000 at a 95.82% price. The Class B Trust Debt Securities CHA, Series I, 2004-1 and the Participation Certificates CHA, Series I, 2004-1 have not been placed and the trustor resolved to receive those securities at par, for a face value of Ps. 5,000,000 and Ps. 4,999,916, respectively, as advance payment for a portion of the Mortgage Bond portfolio transferred to the Trust.

The Trust Securities were issued on June 25, 2004.

The period for accepting the offering expired on November 17, 2004, the Senior Trust Debt Securities CHA, Series II, 2004-2 having been placed for a face value of Ps. 39,950,000 at a 100% price. The Class B Trust Debt Securities CHA, Series II, 2004-2 and the Participation Certificates CHA, Series II, 2004-2 have not been placed and the trustor resolved to receive those securities at par, for a face value of Ps. 4,995,000 and Ps. 5,002,077, respectively, as advance payment for a portion of the Mortgage Bond portfolio transferred to the Trust.

The Trust Securities were issued on November 19, 2004.

At the date of these financial statements, the following trust funds have been set up:

1. BHN I Mortgage Fund, BHN II Mortgage Trust, BHN III Mortgage Trust, BHN IV Mortgage Trust, BACS I Mortgage Trust, BACS Funding I Mortgage Trust, BACS Funding II Mortgage Trust, BHSA I 2002 Mortgage Trust, Cédulas Hipotecarias Argentinas Financial Trust Series I, 2004-1 and Cédulas Hipotecarias Argentinas Financial Trust Series II, 2004-2, the terms of issue of which are as follows:

	Class A1/AV Debt Securities	Class A2/AF Debt Securities	Class B Debt Securities	Participation Certificates	Total
BHN I – Issued on 10.29.96 (*)					
Face value in thousands of Ps.	60,292	18,778	9,302	4,652	93,024
Declared Maturity Date	05.25.2005	09.25.2001	01.25.2014	01.25.2014	
BHN II – Issued on 05.09.97 (*)					
Face value in thousands of Ps.	44,554	51,363	3,730	6,927	106,574
Declared Maturity Date	03.25.2011	07.25.2009	03.25.2012	05.25.2013	
BHN III – Issued on 10.29.97 (*)					
Face value in thousands of Ps.	14,896	82,090	5,060	3,374	105,420
Declared Maturity Date	05.31.2017	05.31.2017	05.31.2018	05.31.2018	
BHN IV – Issued on 03.15.00 (*)					
Face value in thousands of Ps.	119,500	36,500	24,375	14,625	195,000
Declared Maturity Date	03.31.2011	03.31.2011	01.31.2020	01.31.2020	
BACS I – Issued on 02.15.2001 (*)					
Face value in thousands of Ps.	30,000	65,000	12,164	8,690	115,854

Notes to the Financial Statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

	Class A1/AV Debt Securities	Class A2/AF Debt Securities	Class B Debt Securities	Participation Certificates	Total
Declared Maturity Date	05.31.2010	05.31.2010	06.30.2020	06.30.2020	
BACS Funding I Issued on 11.15.2001 (*)					
Face value in thousands of Ps.				29,907	29,907
Declared Maturity Date				11.15.2031	
BACS Funding II Issued on 11.23.2001 (*)					
Face value in thousands of Ps.				12,104	12,104
Declared Maturity Date				11.23.2031	
BHSA I Issued on 02.01.2002					
Face value in thousands of Ps.				43,412	43,412
Declared Maturity Date				02.01.2021	
CHA I Issued on 6.25.2004					
Face value in thousands of Ps.	40,000		5,000	5,000	50,000
Declared Maturity Date	12.31.2010		03.31.2012	03.31.2012	
CHA II Issued on 11.19.2004					
Face value in thousands of Ps.	40,000		5,000	5,000	50,000
Declared Maturity Date	12.31.2011		01.31.2016	01.31.2016	

(*) Trusts subject to the pesification of foreign currency assets and liabilities at the $1.00=US$1 rate established by Law 25561 and Decree 214, as they were created under Argentine legislation. However, there are certain claims from foreign investors regarding the pesification procedure carried out, with the consequent economic impact.

In all cases, the payment of class B debt securities is subordinated to the payment of the class A securities. In addition, the reimbursement of the participation certificates shall be done once all the class A and B securities issued have been settled, to the extent that there are sufficient remaining funds in the trust fund.

At December 31, 2004 and 2003, the Bank held in its portfolio the following securities corresponding to the above-mentioned funds, a participation certificate in the BACS II Financial Trust and debt securities issued by Red Mutual I Trust:

	12.31.04	12.31.03
	Thousands of Pesos	
Class B debt securities – BHN III	13,525	13,295
Class B debt securities – BHN IV	53,744	41,991
Class B debt securities – CHA I	5,292	-
Class B debt securities – Red Mutual I	790	-
Class B debt securities – CHA II	5,060	-

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Subtotal	78,411	55,286
Participation certificates – BHN II	27,229	19,814
Participation certificates – BHN III	11,196	-
Participation certificates – BHN IV	1,185	-
Participation certificates – BACS II	38,485	33,346
Participation certificates – CHA I	6,979	-
Participation certificates – CHA II	5,002	-
Subtotal	90,076	53,160
Total	168,487	108,446

18 - MISCELLANEOUS RECEIVABLES

The breakdown of the "Others" line corresponding to the "Miscellaneous receivables" caption is as follows:

	12.31.04	12.31.03
	Thousands of Pesos	
Tax prepayments and withholdings	9,100	12,729
Receivables from government entities	3,893	6,705
Receivables for loans administered	6,002	11,519
Recoverable expenses, taxes and advances to third parties	11,177	7,987
Correspondent banks	2,458	2,606
Guarantees securing call options written (Note 14)	17,372	10,075
Deposit securing financial agreements (Note 14)	77,159	-
Deposit securing ABN AMRO BANK trust (Note 14)	493,544	-
ABN AMRO BANK escrow deposit (Note 14)	-	284,088
Others	28,615	19,098
Total	649,320	354,807

19 – NEGOTIABLE OBLIGATIONS AND OTHER FINANCING

At December 31, 2004, the contractual residual nominal value of the negotiable obligations amounts to Ps. 2,717,257 thousand. This amount includes Argentine Mortgage Bonds ("CHA") issued under the Global "Euro Medium Term Notes" ("EMTN") Program, ordinary negotiable obligations not convertible into shares under the Global Medium Term Notes" ("GMTN") Program, and the new issues mentioned in Note 1.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

The balance of the negotiable obligations has been included in the "Other liabilities for financial transactions" caption. The residual face values of the different negotiable obligation series issued are as follows:

	Date of issue	Maturity Date	Annual interest rate	Residual face value at 12.31.04	Residual face value at 12.31.03
				(Thousands of Pesos)	
EMTN (CHA)					
Series III (US$ 100,000,000)	08.07.96	08.07.06	10.625%	2,102	2,162
GMTN					
Series I (US$ 300,000,000)	04.17.98	04.17.03	10.000%	36,301	43,998
Series IV (US$ 175,000,000)	12.03.98	12.03.08	13.000%	1,606	2,669
Series VI (US$ 135,909,000)	03.15.99	03.15.02	12.250%	2,019	2,469
Series XVI (US$ 125,000,000)	02.17.00	02.17.03	12.625%	30,844	33,058
Series XVII (EURO 100,000,000)	03.27.00	03.27.02	9.000%	2,962	2,706
Series XXII (EURO 100,000,000)	10.18.00	10.18.02	8.750%	779	890
Series XXIII (EURO 150,000,000)	02.06.01	02.06.04	10.750%	24,178	45,222
Series XXIV (US$ 107,000,000)	03.15.02	03.15.05	9.000%	19,076	25,126
Series XXV (EURO 165,700,000)	03.15.02	06.15.05	8.000%	23,767	28,714
Guaranteed bond (US$107,941 thousand)	09.15.03	08.03.10	Libor + 2.5%	168.213	316,590
Long term bond (US$449,880 thousand)	09.15.03	12.01.13	3.0 – 6.0%	1.294.138	1,205,184
Long term bond (EURO 278,367 thousand)	09.15.03	12.01.13	3.0 – 6.0%	1.111.272	942,151
				2.717.257	2,650,939

The breakdown of the bank debt is as follows:

Description	Due date	Principal amount
	Thousands of pesos	
Secured facility in US dollars	2010	145,525
Long-term facility in US dollars at a fixed rate	2013	74,647

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Long-term facility in US dollars at floating rates	2013	17,903
Foreign loan – CSFB (Note 20)	2005	193,297
Foreign loan – Deutsche Bank (Note 20)	2006	59,476

In the current year the Bank proceeded to the early redemption of negotiable obligations and settlement of bank debt, according to the following detail:

1) Medium-term Guaranteed Bond (US$) for a face value of US$ 33,661 thousand, which represented a disbursement of US$ 29,921 thousand.

2) Long-term Bond (US$) for a face value of US$ 7,700 thousand, which represented a disbursement of US$ 5,868 thousand.

3) Long-term Bond (Euro) for a face value of Euros 4,520 thousand, which represented a disbursement of Euros 3,378 thousand.

4) Medium-term Secured Facilities (US$) for a face value of US$ 29,239 thousand, which represented a disbursement of US$ 23,351 thousand.

5) Medium-term Secured Facilities (Pesos) for a face value of Ps. 208,675 thousand, which represented a disbursement of Ps. 170,111 thousand.

6) Fixed-rate long-term Facilities (US$) for a face value of US$ 25,214 thousand, which represented a disbursement of US$ 16,907 thousand.

7) Floating-rate long-term Facilities (US$) for a face value of US$ 7,559 thousand, which represented a disbursement of US$ 4,671 thousand.

The results of these operations have been recorded under Financial Income.

20. BANCO HIPOTECARIO'S RETURN TO THE INTERNATIONAL CAPITAL MARKETS

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

The profound economic crisis Argentine endured at the end of 2001 and during 2002 obliged the Bank to postpone the servicing of the foreign debt and negotiate its restructuring, which concluded successfully in December 2003 (see Note 1).

Only two years after that crisis, the Bank obtained funds again through financing from leading foreign banks, according to the following detail:

- On September 2, 2004, a loan was obtained from Credit Suisse First Boston International ("CSFB") for US$ 65,000 thousand, falling due on August 25, 2005, on which interest is paid at 6-month LIBOR, plus 430 basis points.
- On September 30, 2004, a loan was obtained from Deutsche Bank London for US$ 20,000 thousand, falling due on March 31, 2006, on which interest is paid at 180-day LIBOR, plus a 4.4% margin.

21. DERIVATIVE FINANCIAL INSTRUMENTS

21.1. On January 29, 2004, the Bank entered into a total return swap transaction as a partial hedging for the Stock Appreciation Right clause ("StARS") included in the issuance of the Medium-term Secured Facility (Note 1). This transaction involves 7,110,000 Class D ordinary shares in Banco Hipotecario Sociedad Anónima. The amount agreed under this transaction was US$17,519 thousand.

21.2. During March 2004, the Bank executed a forward sale contract with DePfa Investment Bank Ltd. to repurchase bonds and Banco Hipotecario's loans, by financing 50% of the eligible instruments purchase price.

21.3. On March 5, 2004, the Bank and Deutsche Bank AG executed a currency swap contract (Cross Currency Swap) for Euros 150,000 thousand. The purpose of this transaction was to reduce variations in the Bank's results generated by the volatility of the Euro quotation, in view of the net liability position of that currency. This transaction is secured by BODEN 2012.

21.4. On October 29, 2004, the Bank entered into a currency swap contract (Cross Currency Swap) with Credit Suisse First Boston for € 100,000 thousand. The purpose of this transaction was to reduce variations in the Bank's results generated by the volatility of the Euro quotation, in view of the net liability position of that currency. This transaction is secured by BODEN 2012.

22 - OTHER LIABILITIES FOR FINANCIAL TRANSACTIONS

Notes to the Financial Statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

The breakdown of the "Others" line included in the "Other liabilities for financial transactions" caption is as follows:

	12.31.04	12.31.03
	Thousands of Pesos	
Collections and other transactions on behalf of third parties	20,132	23,010
Financial loan	-	181,153
Tender offer (Note 1)	-	122,895
Retail Bank Network	28,130	34,197
Others	3,048	718
Total	51,310	361,973

23 - MISCELLANEOUS LIABILITIES

The breakdown of "Others" corresponding to the "Miscellaneous liabilities" caption is disclosed as follows:

	12.31.04	12.31.03
	Thousands of Pesos	
Sundry creditors	23,028	22,905
Other fees and expenses payable	2,692	2,829
Tax withholdings to be deposited	2,182	2,313
Taxes payable	5,476	13,125
Payroll withholdings and contributions	1,738	1,450
Salaries and social security charges payable	636	649
Others	5,743	6,862
Total	41,495	50,133

24 – PROVISIONS

	12.31.04	12.31.03
	Thousands of Pesos	
Provision for insurance risk	10,098	9,358
Provision for unforeseen risks	136,582	177,262
Provision for taxes	21,200	-
Provision for lawsuits	103,061	95,676

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Others	4,840	4,983
Total	275,781	287,279

25 – FINANCIAL INCOME AND EXPENSES

The breakdown of the "Others" line included in the "Financial income" caption is as follows:

	12.31.04	12.31.03
	Thousands of Pesos	
Gold and foreign currency quotation difference	38,077	-
Restructured and buy back of bank debt (Note 19)	141,275	-
Result from compensating and hedge bonds and other government securities	38,728	23,259
Others	163	-
Total	218,243	23,259

The breakdown of the "Others" line included in the "Financial expenses" caption is as follows:

	12.31.04	12.31.03
	Thousands of Pesos	
Gold and foreign currency quotation difference	-	248,457
Turnover tax on financial income	13,693	3,425
Premiums on swap transactions	1,485	-
Contribution to the deposit guarantee fund	469	342
Total	15,647	252,224

26 - INCOME FROM SERVICES

The breakdown of the "Others" line included in the "Income from services" caption is as follows:

	12.31.04	12.31.03
	Thousands of Pesos	
Insurance premiums (Note 15)	43,438	48,271
Commissions and services on loans	17,440	19,704
Others	3,416	2,416

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Total	64,294	70,391

27 - EXPENSES FOR SERVICES

The breakdown of the "Others" line included in the "Expenses for services" caption is as follows:

	12.31.04	12.31.03
	Thousands of Pesos	
Insurance claims (Note 15)	7,859	8,603
Turnover tax	1,462	498
Others	7,230	2,906
Total	16,551	12,007

28 - ADMINISTRATIVE EXPENSES

The breakdown of the "Other operating expenses" line included in the "Administrative expenses" caption is as follows:

	12.31.04	12.31.03
	Thousands of Pesos	
Depreciation of bank premises and equipment	6,483	7,128
Intangible asset amortization	862	6,126
Insurance	1,815	3,049
Rental	1,046	1,100
Telephony, electricity and mailing services	3,767	2,916
Software links	1,002	1,572
Maintenance and preservation of bank premises and equipment	4,240	3,283
Others	2,626	2,510
Total	21,841	27,684

29 - MISCELLANEOUS INCOME

The breakdown of the "Others" line included in the "Miscellaneous income" caption is as follows:

12.31.04	12.31.03

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

	Thousands of Pesos	
Recovery of postal savings expenses	-	301
Rental income	612	623
Adjustments and interest on miscellaneous receivables	68	1,042
Gain on operations with premises and equipment and miscellaneous assets	13,678	2,773
Compensating bonds – Law 25796 (Note 3.2)	-	81,645
Recovery of interest on restructuring	-	88,016
Reversal of provision for taxes	-	9,829
Others	12,981	12,249
Total	27,339	196,478

30 - MISCELLANEOUS LOSSES

The breakdown of the "Others" line included in the "Miscellaneous losses" caption is as follows:

	12.31.04	12.31.03
	Thousands of Pesos	
Depreciation of miscellaneous assets	544	693
Turnover tax	850	186
Other taxes	4,548	16,792
Loss on operations with premises and equipment and miscellaneous assets	22,836	5,157
Donations	338	294
System for repayment of loans with discounts	2,642	16,323
Tax on personal assets – General Resolution 1497/02	1,077	1,077
Others	14,393	2,754
Total	47,228	43,276

31 - DEPOSIT GUARANTEE INSURANCE SYSTEM

Law 24485, Decrees 540/95 and 1127/98 and Communication "A" 2337 and supplementary ones of the Argentine Central Bank provide that the institutions encompassed by the Financial Institutions Law should make a normal contribution equivalent to 0.03% of their monthly average daily balances of deposits in current accounts, savings accounts, time deposits, special accounts, fixed-term investments and frozen balances stemming from those deposits.

In addition to the normal contribution, the institutions are required to make a separate additional contribution, in proportion to the result obtained from the weighting of several factors.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Communication "A" 3064 of the Argentine Central Bank provides that, effective as of the date of payment of contributions corresponding to January 2000, the ordinary contribution is reduced to 0.015% provided that financial institutions enter into loan contracts with Seguro de Depósitos Sociedad Anónima ("SEDESA") allocated to the Deposits Guarantee Fund. Effective September 2000, Argentine Central Bank Communication "A" 3153 set aside the above-mentioned loans; notwithstanding this, the loan contracts arranged until that date will continue to be in force until the corresponding settlement thereof, under the terms and conditions agreed upon with SEDESA.

Through Communication "A" 4206 dated September 14, 2004, the BCRA changed the standard contribution to 0.02% of the monthly average of daily balances of the deposits mentioned in the first paragraph of this Note. That percentage was changed again to 0.015% through Communication "A" 4271 dated December 31, 2004.

It is also established that the BCRA may require an advance payment of an amount equivalent to 24 minimum standard contributions within at least 30 calendar days to meet the Fund's needs for resources.

This System does not cover the transferable time deposits whose ownership has been acquired through endorsement, the placements attracted through systems which offer incentives in addition to the interest rate agreed upon, the deposits in which interest rates exceeding the reference rate established by the Argentine Central Bank are arranged, the deposits made by financial institutions with other brokers, including the time deposit certificates acquired through a secondary transaction, the deposits made by persons related to the Bank, either directly or indirectly, time deposits of securities, acceptances or guarantees and the frozen balances arising from deposits and other liabilities excluded from that System.

32 - SUBSIDIARY COMPANIES

The bank has equity investments in the following subsidiaries:

a. 99.99% of the BHN Sociedad de Inversión Sociedad Anónima share capital, which amounts to Ps. 18,000 thousand. In addition, the Bank maintains irrevocable capital contributions of Ps.10,000 thousand. In turn, BHN Sociedad de Inversión Sociedad Anónima holds a 99.9976% equity interest in BHN Vida Sociedad Anónima and BHN Seguros Generales Sociedad Anónima, a 99% equity interest in BHN Seguros de Crédito Hipotecario Sociedad Anónima and a 100% equity interest in Mortgage Systems International, LLC.

Notes to the Financial Statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

(2) Financial statements at December 31, 2004
(3) Financial statements at September 30, 2004
(4) Financial statements at June 30, 2004.

33 - RESTRICTION ON THE DISTRIBUTION OF PROFITS

No profits may be distributed when any financial year does not produce profits.

Argentine Central Bank Communication "A" 4152 dated June 2, 2004 left without effect the suspension of the distribution of profits established by Communication "A" 3574. However, those banks which proceed to such distribution must be previously authorized by the Financial and Exchange Institutions Superintendency.

Furthermore, Argentine Central Bank Communication "A" 3785 dated October 29, 2002 restricted the distribution of cash dividends, to the extent that the Bank has decided to value its holdings of bonds received under Sections 28 and 29 of Decree 905 at their technical value, except for the amount of profits in excess of the difference between the carrying value and the market value of those bonds, net of the pertinent appropriation to legal reserve and to the reserve established by the Bank's by-laws (see Note 3).

Under the contracts signed as a result of the restructuring of the Bank's financial debt (Note 1), there are restrictions on the distribution of profits until such time as at least 60% of the total initial principal amount of the long-term and guaranteed tranches of the new debt has been amortized.

34 - RUBRICATION OF BOOKS

At the date of these financial statements, the transactions conducted by the Bank had been recorded in the rubricated books, as called for by the regulations in force.

35 – INTERCOMPANY TRANSACTIONS

The balances at December 31, 2004 are as follows:

	Thousands of Pesos
Loans	
BACS Banco de Crédito y Securitización S.A.	4,704
Miscellaneous receivables – Sundry Debtors	
BHN Vida S.A.	1,584
BHN Seguros Generales S.A.	217
BHN Sociedad de Inversión S.A.	6
BHN Inmobiliaria S.A.	340

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

b. 99.99% of BHN Inmobiliaria Sociedad Anónima share capital, which amounts to Ps. 1,900 thousand. The corporate purpose of this company consists in real estate transactions.

c. 70% of the share capital of BACS Banco de Crédito y Securitización Sociedad Anónima, which amounts to Ps. 62,500 thousand. The principal line of business of this bank will consist in fostering the creation and development of a secondary market for mortgage loans in Argentina.

d. 100% of the share capital of VR-Tasaciones y Certificaciones Sociedad Anónima, which amounts to Ps. 200 thousand. This company's line of business is the appraisal and certification of all types of urban and rural real estate located in Argentina or abroad.

At December 31, 2004, the Bank's equity interest in the above-mentioned companies is reflected in accounts in the "Investments in other companies" caption.

The relevant total amounts arising from the December 31, 2004 financial statements of the main controlled investees are as follows:

	BACS Banco de Crédito y Securitización S.A. (2)	BHN Sociedad de Inversión S.A. (1) (3)	BHN Inmobiliaria S.A. (4)
	(In thousands of pesos)		
Assets	174,074	52,770	3,526
Liabilities	68,830	10,294	328
Shareholders' equity	105,244	42,476	3,198
Net loss	8,184	3,167	186

(1) Consolidated balances

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

BACS Banco de Crédito y Securitización S.A.	657
Deposits – Current accounts and time deposits	
BHN Sociedad de Inversión S.A.	428
BHN Inmobiliaria S.A.	1,506
BHN Vida S.A.	7,985
BHN Seguros Generales S.A.	7,169
BHN Seguros de Crédito Hipotecario S.A.	108
BACS Banco de Crédito y Securitización S.A.	55
VR – Tasaciones y Certificaciones S.A.	3
Balance to be Paid-In	
BHN Vida S.A.	(*)
BHN Seguros Generales S.A.	(*)
BHN Seguros de Crédito Hipotecario S.A.	(*)
Financial income	
BACS Banco de Crédito y Securitización S.A.	82
Financial Expenses	
BHN Sociedad de Inversión S.A.	14
	32
BHN Vida S.A.	
BHN Seguros Generales S.A.	22
BHN Seguros de Crédito Hipotecario S.A.	2
BACS Banco de Crédito y Securitización S.A.	4
	Thousands of Pesos
Income from services	
BACS Banco de Crédito y Securitización S.A.	202
Expenses for Services	
BACS Banco de Crédito y Securitización S.A.	477

(*) BALANCES TO BE PAID-IN, IN PESOS

BHN Vida S.A.	90
BHN Seguros Generales S.A.	90
BHN Seguros de Crédito Hipotecario S.A.	90

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

36 - INCOME TAX

In accordance with Law No. 24855 and its regulatory Decree No. 924/97, income obtained by the Bank as a result of loan operations formalized, agreed, undertaken or recognized through the date of registration of its by-laws are exempt from income tax; however, income provided by loan operations after that date are subject to this tax.

As a general rule, the income tax law admits the deduction of expenses incurred to obtain or maintain the source of taxable income. For purposes of deducting from the taxable income those expenses incurred to obtain jointly taxable and non-taxable income, expenses should be segregated accordingly.

Furthermore, the fiscal rule grants preeminence to the direct allocation method rather than the apportionment method to determine the deductible expenses. Thus, the apportionment method should only be used when it is not possible to make a direct allocation of expenses to the taxable income.

Until the fiscal year ended December 31, 1998 the Bank determined its income tax based on the expense apportionment method, treating as deductible the portion of expenses arising from applying to the total expenses incurred the ratio of taxable income to total income.

As from fiscal year ended December 31, 1999 income tax was calculated considering the direct relationship between expenses and the obtainment of taxable and non-taxable income, and the apportionment method was only used for those expenses which could not be directly allocated to each of the income producing sources.

The Bank has filed its income tax returns for the 1999, 2000, 2001, 2002 and 2003 fiscal years adopting the above mentioned methodology. (See Notes 37 and 38).

37 - MINIMUM NOTIONAL INCOME TAX

Minimum notional income tax was created by Law No. 25063 to be in effect for 10 years as from fiscal 1998 as a tax complementary of income tax. Minimum notional income tax consists in a minimum taxation, which assesses certain productive assets at the tax rate of 1%. The ultimate tax obligation will be the higher of minimum notional income tax or income tax. For financial entities, the taxable basis will be 20% of their computable assets. If in a fiscal year, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of any income tax excess over minimum notional income tax through the next ten years.

In relation to the tax loss carry-forward determined by the Bank for last three fiscal years, the pertinent minimum notional income tax obligation was calculated.

38 - CONTINGENT ASSETS

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

As described in Note 10.17 and as a result of the use of the direct allocation method for deducting interest for income tax computation purposes, for the fiscal year ended December 31, 2003, the Bank is reporting a loss carry-forward of approximately Ps. 2,086,490 thousand. At December 31, 2004 this amount is disclosed in memorandum accounts.

As mentioned in Note 3.2., the Bank has recorded under memorandum accounts a positive contingency in the amount of Ps. 81,645 for purposes of the compensation for asymmetric indexation laid down by Law 25796.

39 - ACQUISITION BY THE BANK OF ITS OWN SHARES

At August 22, 2000, the Board of Directors resolved to authorize the acquisition of shares representing the Bank's own capital stock, within the terms of article 220, clause 2 of Law 19550. This authorization is due to the Bank's need to protect the price of the share in view of the volatility affecting the market, the low liquidity of which could expose the share to undesirable price fluctuations. On May 31, 2001, the Ordinary General Assembly approved this measure.

On the basis of the authorization mentioned in the preceding paragraph, in December 2000, the Bank acquired its own shares. At December 2003, the Bank's holding of its own shares has been recorded in the "Government and corporate securities" caption.

On January 20, 2004, the Bank sold 994,015 of its own class D shares, after the expiration of the time frame for shareholders to exercise their preemptive and accretion rights, according to the following detail:

1. 579,860 class D shares were awarded to the shareholders who exercised the preemptive right, for which the Bank collected a total amount of Ps. 4,018 thousand;

2. 414,155 class D shares were awarded to the shareholders who exercised the accretion right, for which the Bank collected a total amount of Ps. 2,870 thousand.

40 - OVER-THE-COUNTER BROKER

The Bank's minimum shareholders' equity required by the Argentine Central Bank rules is in excess of that required by the National Securities Commission in Resolution No. 290, as amended, in order to act as an Over-the-Counter Broker and has been duly paid up at period end.

41 – PRIOR YEAR ADJUSTMENT

On January 30, 2004, BCRA Communication "A" 4084 established a change of criterion for the valuation of assets delivered to the public sector. The effect of this change was recorded as a counterpart under the Prior year adjustments caption, as established by BCRA Communication "A" 4095.

The most significant changes include the treatment applicable to assets delivered as collateral for advances granted by the BCRA for the subscription of the bonds envisaged in Sections 10, 11 and 12 of Decree No. 905/02. At the Bank's option, these assets may be excluded from the treatment foreseen in Communication "A" 3911. In this case, those assets are to be recorded at the value admitted for purposes of the providing of collateral, under the terms of Section 15 of the above-mentioned Decree and BCRA Communications "A" 3717 and "A" 3756.

The norm also establishes that effective January 2004 past due and unpaid public sector instruments are to be recorded at the lower of carrying value at December 31, 2003 or the value resulting from applying to their face value, net of retirements or of their conversion into tax options, as the case may be, the lowest percentage resulting from applying the net present value method to Promissory Notes and Bonds issued by the Trust Fund for Provincial Development.

It has also been established that interest accrued since December 2001 on the public debt instruments eligible for the sovereign debt restructuring agreement is to be offset against an adjustment account.

The Bank has opted to value the assets used as collateral at the value admitted for purposes of the providing of that collateral. As a result of the carrying value adjustment, an increase of $56,013 thousand was recorded as a counterpart in Prior year adjustments.

At December 31, 2003, in accordance with regulations known at that date, the Bank had capitalized the difference arising from the application of the CVS instead of CER to certain loans for $ 81,645 thousand. At the date of these financial statements, Ps. 51,645 thousand for those loans had been repaid charging them to prior years results, according to the criterion established by BCRA Communication "A" 4202, and the difference was covered with provisions previously set up (see Note 3.2.).

The fees for Ps. 5,176 thousand payable to the Executive Committee Directors for profit sharing and stock appreciation rights which are to be charged to fiscal 2003, as resolved by the Meeting of Shareholders held on May 31, 2004, have been allocated as prior year adjustments.

42 - PUBLICATION OF FINANCIAL STATEMENTS

In line with the guidelines of Communication "A" 760, the prior involvement of the Argentine Central Bank is not required in order to publish these financial statements.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

Notes to the Financial Statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

43 - TRUST ACTIVITIES

The Bank acts as trustee under trusts as collateral for certain construction projects, within the framework of its Securitization Operations – Line of Credit for Financing Construction Projects with Transfer of Trust Ownership.

For this transaction a trust is organized as collateral consisting of the assets included in the corresponding contracts, the trust ownership of which is transferred to the Bank as the Trustee. The Bank exercises the powers granted to it under the Trust Agreement to protect the Creditor's interests covered by the collateral. In relation to some of those projects, the Bank has made payments and collections on behalf of the originator and for its account.

At December 31, 2004, the receivables included in this transaction, which remain under assets, amounted to Ps. 101 thousand.

44 - CONVERSION OF PROVINCIAL PUBLIC DEBT INTO SECURED BONDS

Decree 1579/02 issued by the Executive Branch established that the Trust Fund for Provincial Development should assume the provincial debts instrumented in the form of Government Securities, Treasury Bills or Loans. Furthermore, through Banco de la Nación Argentina, in its capacity as trustee, this Fund was to issue Secured Bonds to offer them as payment for debts of Argentine provinces with banks and financial entities.

The Bank, in its capacity as creditor of various provincial states, presented the documentation corresponding to the offer to accept the conversion of those amounts due into Secured Bonds.

On March 19, 2003, the Bank was notified of Resolutions Nos. 742/02 and 765/02 of the Ministry of Economy accepting the Offer for Conversion of Provincial Public Debt into Secured Bonds corresponding to the debts with: i) Province of Formosa, for an original principal amount of US$ 11,627 thousand, the amount to be exchanged being Ps. 16,884 thousand; and ii) Province of Buenos Aires, for an original principal amount of US$ 74,969 thousand, the amount to be exchanged being 103,347 thousand. Those bonds were deposited in the name of the Bank on July 3, 2003.

On February 26 and March 4, 2004, the Bank was notified of Ministry of Economy and Production Resolution No. 633/03 accepting the Offer to convert Provincial Public Debt into Secured Bonds, corresponding to receivables from: i) Province of Neuquén (Senillosa and Cutral Co Municipalities) for an original principal amount of US$ 2,645 thousand, the amount to be exchanged being Ps. 4,551 thousand; and from ii) Province of Corrientes (Goya and Itati Municipalities) for an original principal amount of US$ 350 thousand, the amount to be exchanged being Ps. 123 thousand. The related bonds were deposited on behalf of the Bank on September 29, 2004.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with
our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

On October 28, 2004 the bonds corresponding to the debt of the Municipality of Paraná were deposited in favor of the Bank, which was approved by Ministry of Economy and Production Resolution No. 633/03. The original principal amount was US$ 6,297 thousand and the amount to be exchanged, Ps. 4,173 thousand.

At the date of issue of these financial statements, approval by the Ministry of Economy of the remaining offers presented is pending.

45 - OUT-OF-COURT REORGANIZATION PLAN

On June 9, 2004, the Bank requested approval of an out-of-court reorganization plan from the Federal Court of Original Jurisdiction on Commercial Matters No. 14, Clerk's Office No. 28. On October 29, 2004 that court rejected the plan submitted, because it considered that financial institutions may not resort to this type of

proceeding. The Bank has lodged an appeal against the lower court decision, which has been admitted and is currently being heard by the corresponding appellate court.

46. SUBSEQUENT EVENTS

46.1. REPURCHASE OF DEBT

In January 2005, the transactions for the repurchase of debt for a face value of US$35,936 thousand under the forward sale contract executed with DePfa Investment Bank Ltd. (see Note 21.2.) were terminated. These transactions led to a profit of US$7,716 thousand.

46.2. FOREIGN BANK LOAN

On January 28, 2005, the Bank obtained a loan for US$ 30,000 thousand from Deutsche Bank New York, which will fall due on July 28, 2006 and accrue interest at 180-day LIBOR, plus 400 basis points.

46.3. FINANCIAL HEDGE CONTRACT

Notes to the Financial Statements

Corresponding to the period ended December 31, 2004
In comparative format with the previous year

On January 25, 2005, the Bank and Deutsche Bank AG executed a currency swap contract (Cross Currency Swap). Under this transaction, the Bank receives 2% interest on a principal amount of Ps. 438,870 thousand index-adjusted by applying the CER and pays interest at 180-day LIBOR plus 435 basis points on a principal of US$ 150,000 thousand. The purpose of this transaction was to reduce variations in the Bank's results generated by the volatility of the CER index, in view of the Bank's net liability position of CER index-linked instruments. This transaction is secured by BODEN 2012.

On February 1, 2005, the Bank and Credit Suisse First Boston executed a currency swap contract (Cross Currency Swap) as a hedge for its liability exposure to peso-denominated obligations subject to index-adjustment by application of the CER. Under this transaction, the Bank receives 2% interest on a principal amount of Ps. 87,537 thousand index-adjusted by applying the CER and pays interest at 180-day LIBOR plus 420 basis points on a principal of US$ 30,000 thousand. The purpose of this transaction was to reduce variations in the Bank's results generated by the volatility of the CER index, in view of the Bank's net liability position of CER index-linked instruments. This transaction is secured by BODEN 2012.

Guillermo C. Martinz
General Accounting Management
BANCO HIPOTECARIO S.A.

Clarisa D. Lifsic de Estol
On behalf of the General Manager
BANCO HIPOTECARIO S.A.

Signed for purposes of identification with our report dated February 9, 2005
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17 R.A.P.U.

Clarisa D. Lifsic de Estol
President
BANCO HIPOTECARIO S.A.

Ricardo Flammini
On behalf of the Syndics' Committee

(Free translation of the report issued for Argentine purposes in accordance with local generally accepted accounting principles)

Report of the Syndics Committee

To the Shareholders and Directors of
BANCO HIPOTECARIO SOCIEDAD ANÓNIMA.
Reconquista 151
Autonomous City of Buenos Aires

1. In our capacity as Syndics of BANCO HIPOTECARIO SOCIEDAD ANÓNIMA, we have examined the Board of Directors' Annual Report and the Balance Sheet as of December 31, 2004, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Sources and Application of Funds for the year then ended, as well as complementary Notes 1 to 46, and Schedules A, B, C, D, E, F, G, H, I, J, K, L and N, which supplement them and have been submitted by the Bank to our consideration. Furthermore, we have examined the consolidated financial statements of BANCO HIPOTECARIO SOCIEDAD ANÓNIMA and its subsidiaries for the year ended December 31, 2004, as well as consolidated Schedule B and Notes 1 to 5, which are presented as complementary information. Preparation and issuance of those documents are the responsibility of the Bank.

2. Our work was performed in accordance with standards applicable to syndics. These standards require syndics to examine the accounting documents detailed in section 1 in accordance with applicable auditing standards and verify the fairness of the significant information contained in the documents examined and its consistency with other information concerning corporate decisions that are known to us, as disclosed in Shareholders' and Board meeting minutes, and evaluate the conformity of those decisions with the law and the by-laws insofar as concerns formal and documentary aspects.

   For purposes of our work involving the accounting documents detailed in section 1, we have reviewed the work performed by the External Auditor Price Waterhouse & Co. SRL, which issued its report on February 9, 2005 and with which we concur, in accordance with auditing standards applicable for the examination of annual financial statements, in conformity with professional accounting standards and the "Minimum Standards on External Audits" issued by the Argentine Central Bank. That examination included verifying the planning of the work, as well as the nature, scope and timing of the procedures applied and the results of the examination performed by that Accounting Firm. An audit requires that the auditor plan and perform his work to obtain reasonable assurance that the financial statements are free of material misstatements or significant errors. An audit includes examining, on a selective test basis, the judgmental elements supporting the information disclosed in the financial statements, as well as evaluating the accounting standards used, the significant estimates made by the Board of Directors of the Bank and the overall financial statement presentation.

It is not the responsibility of the Syndics Committee to perform any control over the management, so our review did not cover the business decisions and criteria regarding the different areas of the Bank, as such matters are the exclusive responsibility of the Board of Directors.

3. As described in Note 2, in view of the Argentine economic crisis, the year under analysis and prior years have been affected by a number of measures adopted by the National Government. The future development of the economic crisis may require that the Government modify some of the measures adopted or issue additional regulations. Accordingly, the Bank's financial statements should be read in the light of those circumstances.

4. As mentioned in Notes 2, 3, 5 and 6 to the financial statements, until the Government has successfully concluded the sovereign debt restructuring process, uncertainty will persist in relation to compliance by the Public Sector with its obligations with the Bank derived from government securities and loans and, consequently, in relation to the recoverable value of those assets.

5. As mentioned in Note 10 "Basis for presentation of the financial statements", the Bank has prepared these financial statements applying the valuation and disclosure criteria established by the regulations of the Argentine Central Bank in its capacity as Financial Institutions Control Authority, through the issue of Circular CONAU-1, complementary regulations and amendments. However, as mentioned in Note 11, those criteria for valuing certain assets and liabilities and the financial statement disclosure and presentation criteria established by the Control Authority are not in accordance in certain aspects with professional accounting standards in effect in the Autonomous City of Buenos Aires, the effects of which have not been disclosed in these financial statements.

6. Our professional report dated February 18, 2004 on the Bank's financial statements and consolidated financial statements for the year ended December 31, 2003 included an abstention of opinion, in view of the uncertainty indicated in section 4. and the situation described in section 3. above, which has been resolved in favor of the Bank at the date of this report, as mentioned in Note 2 to the financial statements, and of other uncertain situations that have been remedied at the date of this report, as mentioned in Notes 3.1, 3.2, 4 and 5, relating to (a) the rediscount and liquidity assistance loan maturity extension granted by the BCRA, (b) the compensation amount from the BCRA established by Sections 28 and 29 of Decree 905/02 determined by the Bank, (c) the compensation for the asymmetric indexation established by Law 25796, and d) compliance with the plan mentioned in Note 4. That report also included an exception for certain deviations from professional accounting standards mentioned in section 5. above.

7. In our opinion, subject to the effect on the financial statements that could derive from the adjustments and reclassifications, if any, which might be required following resolution of the situation described in paragraph 4. above, the financial statements of Banco Hipotecario S.A. present fairly, in all material respects, its financial condition as of

December 31, 2004, the results of its operations and source and application of funds for the years then ended, and changes in shareholders' equity for the year ended December 31, 2004, in accordance with BCRA rules and, except for the departure from professional accounting standards mentioned in point 5. above, with accounting standards applicable in the Autonomous City of Buenos Aires.

Furthermore, the consolidated financial statements of Banco Hipotecario S.A. and its subsidiaries present fairly, in all material respects, their consolidated financial condition as of December 31, 2004, and consolidated results of operations and consolidated source and application of funds for the years then ended, in accordance with BCRA rules and, except for the departure from professional accounting standards mentioned in point 5. above, with accounting standards applicable in the Autonomous City of Buenos Aires.

8. As called for by the National Securities Commission regarding the independence of the external auditor and the nature of the auditing policies applied by the latter and the accounting policies followed by the Bank, the report issued by that external auditor includes a statement of compliance with applicable auditing standards, that provide for the independence of the external auditor, and considering the observation mentioned in section 5. with regard to the accounting policies used by the Bank, no further observations have been made regarding the application of those standards and the professional accounting standards.

9. In compliance with the provisions of section 294, subsect. 5 of Law 19550, we report that the Annual Report of the Board of Directors for the year ended December 31, 2004 contains the general information required by Section 66 of the Corporations Law and that, insofar as concerns our field of competence, the numerical data contained therein are in agreement with the accounting records of the Bank and any other pertinent documentation. Therefore, we have no observations to make concerning matters that are within our field of competence, responsibility for the assertions on future events falling exclusively on the Board of Directors.

   Furthermore, any of the members of the Syndics Committee is authorized to sign this report on its behalf.

Autonomous City of Buenos Aires, February 9, 2005

RICARDO FLAMMINI
For the Syndics Committee

(Free translation of the report issued for Argentine purposes in accordance with local generally accepted accounting principles)

Auditors' Report

To the Directors and Shareholders of
Banco Hipotecario S.A.
Reconquista 151
Autonomous City of Buenos Aires

2. We have audited the balance sheets of Banco Hipotecario Sociedad Anónima (the "Bank") as of December 31, 2004 and 2003 and the related statements of income and source and application of funds for the fiscal years then ended, the statement of changes in shareholders' equity for the year ended December 31, 2004, as well as Notes 1 to 46 and Schedules A, B, C, D, E, F, G, H, I, J, K, L and N, which supplement them. We have also audited the consolidated financial statements of Banco Hipotecario Sociedad Anónima and its subsidiaries for the year ended December 31, 2004, as well as consolidated Schedule B and Notes 1 to 5 to consolidated financial statements, which are presented as supplementary information. The preparation and issuance of these financial statements are the responsibility of the Bank.

3. Our examinations were conducted in accordance with auditing standards in force in Argentina, and as required by the "Minimum Standards on External Audits" issued by the Argentine Central Bank (BCRA). These standards require that the auditor plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatements and to form an opinion on the fairness of the significant information contained in the financial statements. An audit includes examining, on a selective test basis, evidence supporting the amounts and information disclosed in the financial statements. An audit also includes evaluating the accounting standards used in preparing them and the significant estimates made by the Bank, as well as evaluating the overall financial statement presentation. We consider that our audits provide a reasonable basis for our opinion.

4. As described in Note 2, in view of the Argentine economic crisis, the year under analysis and prior years have been affected by a number of measures adopted by the National Government. The future development of the economic crisis may require that the Government modify some of the measures adopted or issue additional regulations. Accordingly, the Bank's financial statements should be read in the light of those circumstances.

5. As mentioned in Notes 2, 3, 5 and 6 to the financial statements, until the Government has successfully concluded the sovereign debt restructuring process, uncertainty will persist in relation to compliance by the Public Sector with its obligations with the Bank derived from

government securities and loans and, consequently, in relation to the recoverable value of those assets.

6. As mentioned in Note 10 "Basis for presentation of the financial statements", the Bank has prepared these financial statements applying the valuation and disclosure criteria established by the regulations of the Argentine Central Bank in its capacity as Financial Institutions Control Authority, through the issue of Circular CONAU-1, complementary regulations and amendments. However, as mentioned in Note 11, those criteria for valuing certain assets and liabilities and the financial statement disclosure and presentation criteria established by the Control Authority are not in accordance in certain aspects with professional accounting standards in effect in the Autonomous City of Buenos Aires, the effects of which have not been disclosed in these financial statements.

7. On February 18, 2004, we issued an audit report on the Bank's financial statements and consolidated financial statements for the fiscal year ended December 31, 2003 with an abstention of opinion because of the uncertain circumstances indicated in section 4., the situation described in section 3. above, which has improved at the date of this report as mentioned in Note 2 to the financial statements and other uncertain situations that have been resolved at the date of this report, as mentioned in Notes 3.1, 3.2, 4 and 5, regarding (a) the rediscount and liquidity assistance loan maturity extension granted by the BCRA, (b) the compensation amount from the BCRA established by Sections 28 and 29 of Decree 905/02 determined by the Bank, (c) the compensation for the asymmetric indexation established by Law 25796, and d) compliance with the plan mentioned in Note 4. That report also included an exception due to certain deviations from professional accounting standards mentioned in section 5. above.

8. In our opinion, subject to the effect on the financial statements that could derive from the adjustments and reclassifications, if any, which might be required following resolution of the situation described in paragraph 4. above:

   a) the financial statements of Banco Hipotecario S.A. present fairly, in all material respects, its financial condition as of December 31, 2004 and 2003, the results of its operations and source and application of funds for the years then ended, and changes in shareholders' equity for the year ended December 31, 2004, in accordance with BCRA rules and, except for the departure from professional accounting standards mentioned in point 5. above, with accounting standards applicable in the Autonomous City of Buenos Aires.

   b) the consolidated financial statements of Banco Hipotecario S.A. and its subsidiaries present fairly, in all material respects, their consolidated financial condition as of December 31, 2004 and 2003, and consolidated results of operations and consolidated source and application of funds for the years then ended, in accordance with BCRA rules and, except for the departure from professional accounting standards mentioned in point 5. above, with accounting standards applicable in the Autonomous City of Buenos Aires.

9. As called for by the regulations in force, we report that:

   a) The Bank's financial statements and consolidated financial statements have been transcribed to the "Inventory and Balance Sheet" book and, insofar as concerns our field of competence, are in compliance with the provisions of Law 19550 and regulations issued by the BCRA and the CNV.

   b) The Bank's financial statements stem from accounting record systems kept in all formal respects as called for by prevailing legal rules and BCRA rules, which maintain the same security and integrity conditions as those authorized by the CNV.

   c) As of December 31, 2004, the liabilities accrued in respect of employee withholdings and employer contributions towards the National Social Security System, according to the accounting records and supporting schedules, amounted to $ 1,322,465.91, which were not yet due at that date.

Buenos Aires, February 9, 2005

PRICE WATERHOUSE & Co. S.R.L.

(Partner)

Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 17
Gabriel R. Martini
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 201 F° 24

PRIMERA COPIA.- FOLIO 20.417.- TEXTO ORDENADO: "BANCO HIPOTECARIO SOCIEDAD ANONIMA".- ESCRITURA NUMERO TRES MIL TRESCIENTOS TRES.- En la ciudad de Buenos Aires, capital de la República Argentina, a los treinta y un días del mes de Diciembre del año dos mil uno, ante mí, Escribano autorizante, comparece el señor **Miguel Alberto KIGUEL**, argentino, casado, titular de Documento Nacional de Identidad número 10.962.853, domiciliado legalmente en Reconquista 151 de esta ciudad, mayor de edad, hábil y de mi conocimiento, doy fe, como que concurre en su carácter de **PRESIDENTE del DIRECTORIO** y en nombre y representación del **"BANCO HIPOTECARIO SOCIEDAD ANONIMA",** acreditando la existencia legal de la sociedad, personeria invocada y facultades para este otorgamiento con la documentación que relacionaré al final de la presente.- Y el compareciente, en el carácter invocado, **DICE:** Que la Asamblea General Extraordinaria celebrada con fecha 13 de abril de 2000 resolvió elevar a escritura pública el texto ordenado de los estatutos sociales luego de las diversas modificaciones introducidas al mismo, y que por ello, viene por este acto a dar cumplimiento con lo resuelto por la citada Asamblea y deja redactado el texto de los estatutos en la siguiente forma: <u>ESTATUTO DEL BANCO HIPOTECARIO SOCIEDAD</u> ANÓNIMA TITULO I - DENOMINACION, DOMICILIO Y DURACION. ARTICULO 1º - <u>DENOMINACION</u>: La Sociedad se denomina BANCO HIPOTECARIO SOCIEDAD ANONIMA. En el cumplimiento de las actividades propias de su objeto social y en todos los actos jurídicos que formalice, podrá usar, indistintamente, su denominación o BHN S.A. ARTICULO 2º - <u>DOMICILIO</u>: El domicilio legal de la Sociedad se fija en la Ciudad Autónoma de Buenos Aires, sin perjuicio de lo cual podrá

establecer delegaciones, sucursales, agencias o cualquier especie de representación dentro o fuera del país. ARTICULO 3° - DURACION: El término de duración de la Sociedad se establece en CIEN (100) años contados desde la inscripción de este Estatuto en el Registro Público de Comercio. **TITULO II - OBJETO.** ARTICULO 4° - OBJETO: La Sociedad tendrá por objeto realizar, por sí, por intermedio de terceros, o asociada a terceros, dentro o fuera del país: a) Actividad Bancaria. Todas las operaciones bancarias activas, pasivas y de servicios previstas y autorizadas por la Ley de Entidades Financieras y demás leyes, reglamentos y normas que regulan la actividad bancaria para los bancos comerciales, en el lugar de actuación, dentro de los lineamientos y previa autorización, en los casos que corresponda, del Banco Central de la República Argentina. La Sociedad atenderá fundamentalmente las necesidades en materia de crédito hipotecario para la vivienda. b) Actividad de seguros. Asegurar cualquiera de los riesgos de las operaciones que realice o de los bienes que hayan sido objeto de su financiación, aunque no hubieran sido dados en garantía, e imponer seguros a los beneficiarios de sus operaciones. En cumplimiento de su objeto asegurador, el Banco podrá asegurar los riesgos provenientes de las operatorias previstas en el Artículo 10 de la Ley N° 21.581, 13 de la Ley N° 24.143, y en la Ley N° 24.626. c) Actividad bursátil. Realizar todas las operaciones bursátiles contempladas en las normas legales que ordenan la actividad, dentro de los lineamientos regulados por la Comisión Nacional de Valores, actuando como sociedad de bolsa de los mercados de valores autorizados, o agente de cualquier otro mercado autorregulado. d) Actividad inmobiliaria. Realizar operaciones inmobiliarias de compraventa,

construcción, locación y administración de inmuebles e intermediación, mandatos y comisiones, y cualquier otra que resulte necesaria para facilitar la consecución de su objeto bancario. e) Actividad Fiduciaria. Actuar como fiduciario en los términos previstos por la Ley N° 24.441. f) La enunciación que antecede no es limitativa pudiendo la Sociedad realizar cualquier otra operación complementaria de su actividad bancaria y de seguros o que resulte necesaria para facilitar directa o indirectamente la consecución de su objeto. Para el mejor cumplimiento de estos objetivos podrá fundar o constituir, asociarse con o participar en personas jurídicas de carácter público o privado domiciliadas en el país o en el exterior, dentro de los límites establecidos en este Estatuto, con autorización del Banco Central de la República Argentina en los casos que corresponda. ARTICULO 5° - MEDIOS PARA EL CUMPLIMIENTO DEL OBJETO SOCIAL: a) Para cumplir su objeto la Sociedad podrá realizar toda clase de actos jurídicos y operaciones cualesquiera sea su carácter legal, que hagan al objeto de la Sociedad, o estén relacionados con el mismo, dado que, a los fines del cumplimiento de su objeto, la Sociedad tiene plena capacidad jurídica para adquirir derechos, contraer obligaciones y ejercer todos los actos que no sean prohibidos por las leyes y las normas del B.C.R.A. o por este Estatuto. b) En particular, la Sociedad podrá: (i) Adquirir por compra o cualquier título, bienes inmuebles, muebles, semovientes, instalaciones y toda clase de derechos, títulos, acciones o valores, venderlos, permutarlos, cederlos y disponer de ellos bajo cualquier título, darlos en garantía y gravarlos, incluso con prendas, hipotecas o cualquier otro derecho real y constituir sobre ellos servidumbres, asociarse con personas de existencia visible o jurídica, concertar contratos de unión

transitoria de empresas y de agrupación de colaboración empresaria, contratar como fiduciario, fiduciante, beneficiario o fideicomisario. (ii) Celebrar toda clase de contratos y contraer obligaciones, incluso préstamos y otras obligaciones, con bancos oficiales o particulares, nacionales o extranjeros, organismos internacionales de crédito y/o de cualquier otra naturaleza, aceptar consignaciones, comisiones y/o mandatos y otorgarlos. (iii) Recibir depósitos, conceder créditos, realizar inversiones, otorgar avales, fianzas u otras garantías. (iv) Emitir, en el país o en el extranjero, debentures, obligaciones negociables y otros títulos de deuda o de participación, ya sean típicos o atípicos, en cualquier moneda con o sin garantía real, especial o flotante, convertibles o no. TITULO III - CAPITAL. ACCIONES. ARTICULO 6° - CAPITAL: a) Monto del Capital: El capital social se fija en la suma de PESOS MIL QUINIENTOS MILLONES ($ 1.500.000.000), totalmente suscripto e integrado, representado por CIENTO CINCUENTA MILLONES (150.000.000) de acciones ordinarias escriturales, de valor nominal PESOS DIEZ ($10,00) cada una y un voto por acción, con excepción de derecho especial de voto múltiple previsto para las acciones clase D en el inciso d) del presente Artículo. b) Clases de acciones ordinarias: El capital social se divide en CUATRO (4) clases de acciones ordinarias de acuerdo al siguiente detalle: (i) Acciones clase A, representativas, a la fecha de este Estatuto, del NOVENTA POR CIENTO (90%) del capital social. Sólo el Estado Nacional, o los agentes fiduciarios que éste designe, podrán ser titulares de acciones clase A. La totalidad de los derechos políticos de las Acciones clase A corresponderán y serán ejercidos por el Estado Nacional, según éste disponga. (ii) Acciones clase B, representativas, a la fecha de este Estatuto,

del CINCO POR CIENTO (5%) del capital social destinadas a los empleados de la Sociedad bajo el régimen del Programa de Propiedad Participada de la Ley N° 23.696. Si al momento de organizarse el Programa de Propiedad Participada, los empleados de la Sociedad no adquirieran la totalidad de las acciones clase B, el remanente se convertirá en acciones clase A. Una vez organizado el Programa de Propiedad Participada, las acciones clase B que no fueran adquiridas por los empleados de la Sociedad bajo el Programa de Propiedad Participada se convertirán automáticamente en acciones clase D. (iii) Acciones clase C, representativas, a la fecha de este Estatuto, del CINCO POR CIENTO (5%) del capital social que el Estado Nacional destina a ser adquiridas inicialmente por personas jurídicas cuyo objeto sea el desarrollo de actividades vinculadas a la construcción de viviendas o a la actividad inmobiliaria. Las acciones clase C que no sean adquiridas por dichas personas jurídicas bajo el programa de adquisición que se establezca se convertirán automáticamente en acciones clase D. (iv) Acciones clase D, transferidas en dominio perfecto al capital privado, convertidas en tales por transferencia a cualquier persona de acciones clase A, B o C de acuerdo a las siguientes reglas: -Las acciones clase A que el Estado Nacional transfiera a cualquier persona se convertirán en acciones clase D. -Las acciones clase B que se transfieran a terceros fuera del Programa de Propiedad Participada se convertirán en acciones clase D. -Las acciones clase C que se transfieran a terceros fuera del programa de adquisición por las personas jurídicas cuyo objeto sea el desarrollo de actividades vinculadas a la construcción de viviendas o a la actividad inmobiliaria se convertirán en acciones clase D. Las acciones clase D no cambiarán de clase por ser eventualmente suscriptas o

adquiridas por el Estado Nacional, otra persona jurídica de carácter público, o por personal que participa en el Programa de Propiedad Participada, o por sujetos del programa de adquisición de acciones clase C. c) Derechos especiales de la clase A: Se requerirá el voto favorable de las acciones clase A, cualquiera sea el porcentaje del capital social que dichas acciones clase A representen, para que la Sociedad válidamente resuelva: (i) Decidir la fusión con otra u otras sociedades, o la escisión de la Sociedad; (ii) Aceptar que la Sociedad, a través de la adquisición por terceros de sus acciones, sufra una situación de copamiento accionario consentido u hostil que constituya una situación de control en los términos del Artículo 33 de la Ley N° 19.550 y sus modificatorias y/o de las normas del Banco Central de la República Argentina y/o del inciso c) del Artículo 7° de este Estatuto; (iii) Transferir a terceros, una parte sustancial de los activos hipotecarios y de préstamo a la vivienda de la Sociedad, de modo tal que ello determine el cese total o la reducción sustancial de la actividad hipotecaria y de préstamo a la vivienda de la Sociedad; (iv) La modificación del objeto social de la Sociedad; (v) La transferencia del domicilio social al extranjero; (vi) La disolución voluntaria de la Sociedad; d) Derechos especiales de la clase D: Derecho de voto múltiple. Mientras las acciones de la clase A representen más del CUARENTA Y DOS POR CIENTO (42%) del capital social, las acciones de la clase D tendrán TRES (3) votos por acción. e) Acciones preferidas: La Sociedad puede emitir acciones preferidas con o sin derecho de voto divididas también en clases A, B, C y D, con los derechos que prevean las condiciones de emisión. Se aplicarán a cada clase de acciones preferidas las mismas reglas sobre titularidad y conversión que las previstas para la misma clase de acciones

ordinarias en el inciso b) precedente. Cuando las acciones preferidas ejerzan el derecho de voto (ya sea transitoria o permanente) lo harán, en su caso, como integrantes, a ese efecto, de la clase a la cual pertenezcan. Las acciones preferidas emitidas sin derecho de voto que lo adquieran por encontrarse la Sociedad en mora en cumplir los beneficios que constituyen su preferencia, podrán votar a partir de la Asamblea siguiente a la que apruebe el balance sin utilidades. f) Aumentos de Capital: El capital puede ser aumentado hasta su quíntuplo por decisión de la Asamblea Ordinaria, conforme lo dispuesto por el Artículo 188 de la Ley N° 19.550 y sus modificatorias, no rigiendo tal límite si la Sociedad es autorizada a hacer oferta pública de sus acciones. Corresponde a la Asamblea establecer las características de las acciones a emitir en razón del aumento, dentro de las condiciones dispuestas en el presente Estatuto, pudiendo delegar en el Directorio la facultad de fijar la época de las emisiones, como también la determinación de la forma y condiciones de pago de las acciones, y efectuar, asimismo, toda otra delegación admitida por la ley. Toda emisión de acciones ordinarias o preferidas se hará por clases respetando la proporción existente entre las distintas clases a la fecha de inicio del período de esa suscripción, sin perjuicio de las modificaciones que ulteriormente resulten del ejercicio del derecho de preferencia y del derecho de acrecer según se prevé en el Artículo 8° de este Estatuto. g) Acciones escriturales: Las acciones de la Sociedad no se representarán en títulos sino que serán escriturales y se inscribirán en cuentas llevadas a nombre de sus titulares en la Sociedad, bancos comerciales, de inversión o cajas de valores autorizados, según lo disponga el Directorio. Las acciones son indivisibles. Si existiese

copropiedad, la representación para el ejercicio de los derechos o el cumplimiento de las obligaciones deberá unificarse. ARTICULO 7° - <u>TRANSFERENCIA DE ACCIONES</u>: a) <u>Transferencia de acciones clase B</u>: Toda transferencia de acciones clase B efectuada mientras no se hubiera pagado el precio de las mismas, o en violación de las normas del Programa de Propiedad Participada o del respectivo Acuerdo General de Transferencia comunicado fehacientemente a la Sociedad, será nula, carecerá de todo efecto y no será reconocida por la Sociedad. b) <u>Deber de información</u>: Toda persona que, directa o indirectamente, adquiera por cualquier medio o título, acciones clase D, o que al transferirse se conviertan en clase D, o títulos de la Sociedad de cualquier tipo que sean convertibles en acciones clase D (incluyendo, dentro del significado del término "título", pero sin limitarse, a los debentures, obligaciones negociables, cupones de acciones y certificados de depósito de acciones emitidos por cualquier banco local o del exterior) que otorguen control sobre más del TRES POR CIENTO (3%) de las acciones de la clase D, deberá dentro de los CINCO (5) días de efectuada la adquisición que causó la superación de dicho límite, informar de forma fehaciente esa circunstancia a la Sociedad, sin perjuicio de cumplir con los recaudos adicionales que las normas aplicables en los mercados de capitales impongan para tal evento. La información referida deberá detallar, además, la fecha de la operación, el precio, el número de acciones adquiridas y si es propósito del adquirente de esa participación adquirir una participación mayor o alcanzar el control de la voluntad social de la Sociedad. Si el adquirente está conformado por un grupo de personas, deberá identificar los miembros del grupo. La información aquí prevista deberá proporcionarse con relación a

adquisiciones posteriores a la originariamente informada, cuando se vuelvan a exceder, según lo aquí previsto, los montos de acciones clase D indicados en la última información. c) Toma de control: Sin cumplirse con lo indicado en los incisos e) y f) de este Artículo no podrán adquirirse, directa o indirectamente, por cualquier medio o título, acciones de la Sociedad o títulos de la Sociedad (incluyendo dentro del significado del término "título", pero sin limitarse, a los debentures, obligaciones negociables, cupones de acciones y certificados de depósito de acciones emitidos por cualquier banco local o del exterior y excluyendo opciones emitidas (por terceros o por el fideicomiso constituido en virtud de lo dispuesto por el Artículo 1°, inciso d), del Decreto N° 1394/98) para la adquisición de acciones o títulos de la Sociedad) convertibles en acciones cuando, como consecuencia de dicha adquisición, el adquirente resulte titular o ejerza el control sobre acciones clase D de la Sociedad que, sumadas a sus tenencias anteriores de dicha clase (si las hubiere) representen, en total, el TREINTA POR CIENTO (30%) o más del capital social. No obstante lo indicado, estarán excluidas de las previsiones de los incisos e) y f) de este Artículo las adquisiciones que realice quien ya sea titular o ejerza el control de acciones que representen más del CINCUENTA POR CIENTO (50%) del capital social. Cada persona física o jurídica que pertenezca a un mismo grupo económico no podrá, en forma individual, ser propietaria de más del CINCO POR CIENTO (5%) del capital social. Las adquisiciones a las que se refiere este inciso se denominan "Adquisiciones de Control". d) Requisitos: La persona que desee llevar a cabo una Adquisición de Control (en adelante, en este inciso "el Oferente") deberá (i) obtener el consentimiento previo de la Asamblea Especial de los

accionistas de la clase A y (ii) realizar una oferta pública de adquisición de todas las acciones de todas las clases y de todos los títulos convertibles en acciones de la Sociedad. Toda decisión que la Asamblea Especial de la clase A adopte en relación con las materias previstas en este inciso será definitiva y no generará derecho a indemnización alguna para ninguna parte. e) <u>Oferta Pública de Adquisición</u>: Cada oferta pública de adquisición será realizada de acuerdo con el procedimiento indicado en este inciso y, en la medida que las normas aplicables en las jurisdicciones en que la oferta pública de adquisición sea hecha y las disposiciones de las bolsas y mercados de valores en donde coticen las acciones y títulos de la Sociedad impongan requisitos adicionales o más estrictos a los aquí indicados, se cumplirá con dichos requisitos adicionales o más estrictos en las bolsas y mercados en que ellos sean exigibles. (i) El Oferente deberá notificar por escrito a la Sociedad la oferta pública de adquisición, como mínimo con QUINCE (15) días hábiles de anticipación a la fecha de inicio de la misma. En la notificación se informará a la Sociedad todos los términos y condiciones de cualquier acuerdo o preacuerdo que el Oferente hubiera realizado o proyectara realizar con un tenedor de acciones de la Sociedad en virtud del cual, si dicho acuerdo o preacuerdo se consumara, el Oferente se encontraría en la situación descripta por el primer párrafo del inciso d) de este Artículo (en adelante, el Acuerdo Previo), y, además, toda la siguiente información mínima adicional: (A) La identidad, nacionalidad, domicilio y número de teléfono del Oferente; (B) Si el Oferente está conformado por un grupo de personas, la identidad y domicilio de cada Oferente en el grupo y de la persona directiva de cada entidad que conforme el grupo; (C) La contraprestación ofrecida por las

acciones y/o titulos. Si la oferta está condicionada a que un número determinado de acciones resulte adquirido, se deberá indicar dicho mínimo; (D) La fecha programada de vencimiento del plazo de validez de la oferta pública de adquisición, si la misma puede ser prorrogada, y en su caso el procedimiento para su prórroga; (E) Una declaración por parte del Oferente sobre las fechas exactas con anterioridad y posterioridad a las cuales los accionistas y tenedores de títulos que los sujetaron para su venta al régimen de la oferta pública de adquisición tendrán el derecho de retirarlos, la forma en la cual las acciones y títulos así sujetos a la venta serán aceptados y de acuerdo con la cual se realizará el retiro de las acciones y títulos de su sujeción al régimen de la oferta pública de adquisición; (F) Una declaración indicando que la oferta pública de adquisición estará abierta a todos los tenedores de acciones y de títulos convertibles en acciones; (G) La información adicional, incluyendo los estados contables del Oferente, que la Sociedad pueda razonablemente requerir o que pueda ser necesaria para que la notificación arriba indicada no conduzca a conclusiones erróneas o cuando la información suministrada sea incompleta o deficiente.; (H) Toda otra información no comprendida en los subpuntos (A) a (G) precedentes y que deba proveerse conforme disposiciones legales o reglamentarias aplicables. (ii) El Directorio de la Sociedad convocará por cualquier medio fehaciente a una Asamblea Especial de la clase A a celebrarse a los DIEZ (10) dias hábiles contados a partir de la recepción por la Sociedad del aviso indicado en el subinciso (i), a fin de considerar la aprobación de la oferta pública de adquisición y someterá a dicha Asamblea su recomendación al respecto. La Asamblea considerará si la Adquisición de Control por el

Oferente resulta beneficiosa para el interés general y de la Sociedad. Si tal Asamblea no se celebrara pese a la convocatoria, o si se celebrara y en ella se rechazara la oferta pública de adquisición, ésta no podrá cumplirse y tampoco se llevará a cabo el Acuerdo Previo, si existiera. (iii) La Sociedad enviará por correo, a cada accionista o tenedor de títulos convertibles en acciones, a costa del Oferente, con la diligencia razonable, copia de la notificación entregada a la Sociedad de acuerdo con lo indicado en el subinciso (i). El Oferente deberá adelantar a la Sociedad los fondos requeridos para este fin. (iv) El Oferente enviará por correo o de otra forma fehaciente suministrará, con una diligencia razonable, a cada accionista o tenedor de títulos convertibles en acciones que se lo requiera, copia de la notificación suministrada a la Sociedad y publicará un aviso conteniendo sustancialmente la información indicada en el subinciso (i), al menos una vez por semana, comenzando en la fecha en que dicha notificación es entregada a la Sociedad de acuerdo con el subinciso (i) y terminando al expirar la fecha para la oferta pública de adquisición. Sujeto a las disposiciones legales aplicables, esta publicación se hará en la sección de negocios de diarios de circulación general en la República Argentina, en la ciudad de Nueva York, EE.UU. y en cualquier otra jurisdicción en cuya bolsa o mercado coticen las acciones, y en los boletines informativos de esas bolsas o mercados. (v) La contraprestación por cada acción o título convertible en acción pagadera a cada accionista o tenedor del título será la misma, en dinero, y no será inferior al precio por acción clase D o en su caso título convertible en acción clase D, más alto de los precios siguientes: (A) el mayor precio por acción o título pagado por el Oferente, o por cuenta del Oferente, en relación con cualquier

adquisición de acciones clase D o títulos convertibles en acciones clase D dentro del periodo de DOS (2) años inmediatamente anterior al aviso de la Adquisición de Control, ajustado a raíz de cualquier división accionaria, dividendo en acciones, subdivisión o reclasificación que afecte o se relacione a la clase D de acciones; o (B) el precio más alto cierre vendedor durante el período de TREINTA (30) días inmediatamente precedente a dicho aviso, de una acción clase D según su cotización en la Bolsa de Comercio de Buenos Aires, en cada caso ajustado a raíz de cualquier división accionaria, dividendo en acciones, subdivisión o reclasificación que afecte o se relacione a la clase D de acciones; o (C) un precio por acción igual al precio de mercado por acción de la clase D determinado según lo indicado en el subinciso (B) de esta cláusula multiplicado por la relación entre: (a) el precio por acción más alto pagado por el Oferente o por cuenta del mismo, por cualquier acción de la clase D, en cualquier adquisición de acciones de la clase dentro de los DOS (2) años inmediatamente precedentes a la fecha del aviso indicado en el subinciso (i), y (b) dicho precio de mercado por acción de la clase D en el día inmediatamente precedente al primer día del período de DOS (2) años en el cual el Oferente adquirió cualquier tipo de interés o derecho en una acción de la clase D. En cada caso el precio será ajustado teniendo en cuenta cualquier subsiguiente división accionaria, dividendo en acciones, subdivisión o reclasificación que afecte o esté relacionada a la clase D; o (D) El ingreso neto de la Sociedad por acción de la clase D durante los CUATRO (4) últimos trimestres fiscales completos inmediatamente precedentes a la fecha del aviso indicado en el subinciso (i), multiplicado por la más alta de las siguientes relaciones: la relación precio/ingreso para ese período para las

acciones de la clase D (si lo hubiere) o la relación precio/ingreso más alta para la Sociedad en el período de DOS (2) años inmediatamente precedente a la fecha del aviso indicado en el subinciso (i). Dichos múltiplos serán determinados en la forma común en la cual se los computa e informa en la comunidad financiera. (vi) Los accionistas o tenedores de títulos que los hayan sujetado a la oferta pública de adquisición podrán retirarlos de la misma antes de la fecha fijada para el vencimiento de dicha oferta. (vii) La oferta pública de adquisición no podrá expirar antes de los NOVENTA (90) días posteriores a la fecha en la cual el aviso de la oferta fue dada a los accionistas o publicada según lo indicado en el subinciso (iii), plazo que se contará a partir de la fecha de la primera publicación. (viii) El Oferente adquirirá todas las acciones y/o títulos convertibles en acciones que antes de la fecha de la expiración de la oferta, sean puestos a venta de acuerdo al régimen de la oferta pública de adquisición. Si el número de dichas acciones o títulos es menor al mínimo al cual condiciona el Oferente la oferta pública de adquisición, el Oferente podrá retirarla. (ix) Si el Oferente no ha fijado un mínimo al cual condiciona su oferta pública de adquisición según lo indicado en el subinciso (i) (C) de este inciso, finalizado dicho procedimiento podrá concretar el Acuerdo Previo, si lo hubiera, cualquiera sea el número de acciones y/o títulos que haya adquirido bajo el régimen de la oferta pública de adquisición. Si hubiere fijado tal mínimo, podrá concretar el Acuerdo Previo sólo si bajo el régimen de la oferta pública de adquisición ha superado dicho mínimo. El Acuerdo Previo deberá concretarse dentro de los TREINTA (30) días de finalizada la oferta pública de adquisición, caso contrario, para poder concretarlo será necesario repetir el procedimiento previsto en este Artículo.

Si no hubiese Acuerdo Previo, el Oferente, en los supuestos y oportunidad indicados previamente en que se podría concretar un Acuerdo Previo, podrá adquirir libremente el número de acciones y/o títulos que informó a la Sociedad en la comunicación indicada en el subinciso (i) de este inciso, en tanto no haya adquirido dicho número de acciones y/o títulos bajo el régimen de la oferta pública de adquisición. f) Transacciones relacionadas: Toda fusión, consolidación u otra forma de combinación que tenga substancialmente los mismos efectos (en adelante, en este Artículo "la Transacción Relacionada") que comprenda a la Sociedad y cualquier otra persona (en adelante en este Artículo "el Accionista Interesado") que haya realizado previamente una Adquisición de Control o que tenga para el Accionista Interesado los efectos, en cuanto a la tenencia de acciones clase D, de una Adquisición de Control, sólo será realizada si la contraprestación que recibirá cada accionista de la Sociedad en dicha Transacción Relacionada fuera igual para todos los accionistas y no menor a: (i) El precio por acción más alto pagado por o por cuenta de dicho Accionista Interesado con relación a la adquisición de: (A) Acciones de la clase del tipo a ser transferidas por los accionistas en dicha Transacción Relacionada (en adelante, "la Clase"), dentro del periodo de DOS (2) años inmediatamente anterior al primer anuncio público de la Transacción Relacionada (en adelante, "la Fecha del Anuncio"), o (B) Acciones de la Clase adquiridas por dicho Accionista Interesado en cualquier Adquisición de Control. En ambos casos según dicho precio sea ajustado con motivo de cualquier división accionaria, dividendo en acciones, subdivisión o reclasificación que afecte o esté relacionada a la Clase. (ii) El precio, cierre vendedor, más alto durante el

período de TREINTA (30) días inmediatamente precedente a la fecha del anuncio o a la fecha en que el Accionista Interesado adquiera acciones de la Clase en cualquier Adquisición de Control, de una acción de la Clase según su cotización en la Bolsa de Comercio de Buenos Aires, ajustado por cualquier división accionaria, dividendo en acciones, subdivisión o reclasificación que afecte o esté relacionada a la Clase. (iii) Un precio por acción igual al precio de mercado por acción de la Clase determinado según lo indicado en el inciso (ii) de esta cláusula multiplicado por la relación entre: (a) el precio por acción más alto pagado por el Accionista Interesado o por cuenta del mismo, por cualquier acción de la Clase, en cualquier adquisición de acciones de la Clase dentro de los DOS (2) años inmediatamente precedentes a la Fecha del Anuncio, y (b) dicho precio de mercado por acción de la Clase en el día inmediatamente precedente al primer día del período de DOS (2) años en el cual el Accionista Interesado adquirió cualquier tipo de interés o derecho en una acción de la Clase. En cada caso el precio será ajustado teniendo en cuenta cualquier subsiguiente división accionaria, dividendo en acciones, subdivisión o reclasificación que afecte o esté relacionada a la Clase. (iv) El ingreso neto de la Sociedad por acción de la Clase durante los CUATRO (4) últimos trimestres fiscales completos inmediatamente precedentes a la Fecha del Anuncio, multiplicado por la más alta de las siguientes relaciones: la relación precio/ingreso para ese período para las acciones de la Clase (si lo hubiere) o la relación precio/ingreso más alta para la Sociedad en el período de DOS (2) años inmediatamente precedente a la Fecha del Anuncio. Dichos múltiplos serán determinados en la forma común en la cual se los computa e informa en la comunidad

financiera. g) Violación de requisitos: Las acciones y títulos adquiridos en violación a lo establecido en los incisos b) a f), ambos inclusive, de este Artículo no darán derecho a voto o a cobrar dividendos u otras distribuciones que realice la Sociedad y no serán computadas a los fines de determinar el quórum en cualquiera de las asambleas de accionistas de la Sociedad. h) Interpretación: A los efectos del presente Artículo, el término "indirectamente" incluirá a las sociedades controlantes del adquirente, las sociedades por él controladas y las sociedades sometidas a control común por el adquirente; asimismo, quedarán incluidas las tenencias accionarias que una persona posea a través de fideicomisos, certificados de depósito de acciones ("ADR") u otros mecanismos análogos. ARTICULO 8° - DERECHO DE PREFERENCIA: a) Reglas generales: Los tenedores de acciones ordinarias de cada clase gozarán del derecho de preferencia en la suscripción de las acciones de la misma clase que se emitan, en proporción a las que posean. Este derecho deberá ejercerse en las condiciones y dentro del plazo fijados por la ley y reglamentaciones aplicables. Las condiciones de emisión, suscripción e integración de las acciones clase B podrán ser más ventajosas para sus adquirentes que las previstas para el resto de las acciones pero en ningún caso podrán ser más gravosas. Todo titular de un derecho de preferencia, cualquiera sea la clase de acción que lo origina, podrá cederlo a cualquier tercero, en cuyo caso la acción objeto de dicho derecho de preferencia se convertirá o consistirá en una acción clase D. b) Derecho de acrecer: El derecho de acrecer se ejercerá dentro del mismo plazo fijado para el derecho de preferencia y respecto de todas las clases de acciones que no hayan sido inicialmente suscriptas. A estos efectos: (i) las acciones clase A

que no hayan sido suscriptas en ejercicio del derecho de preferencia por el Estado Nacional se convertirán en acciones clase D y serán ofrecidas a los accionistas de dicha clase que hubieran manifestado la intención de acrecer con relación a las acciones clase A no suscriptas; (ii) las acciones clase B que no hayan sido suscriptas por personas comprendidas en el Programa de Propiedad Participada en ejercicio de sus derechos de preferencia originales, por omisión de ejercicio o por cesión del mismo, se asignarán a aquellas personas comprendidas en dicho régimen que hayan suscripto acciones clase B y manifestado la intención de acrecer y el excedente se convertirá en acciones clase D para ser ofrecidas a los accionistas de dicha clase que hubieran manifestado la intención de acrecer; (iii) las acciones clase C que no hayan sido suscriptas por personas comprendidas en el programa de adquisición de personas jurídicas cuyo objeto sea el desarrollo de actividades vinculadas a la construcción de viviendas o a la actividad inmobiliaria en ejercicio de sus derechos de preferencia originales, por omisión de ejercicio o por cesión del mismo, se asignarán a aquellas personas comprendidas en dicho régimen que hayan suscripto acciones clase C y manifestado la intención de acrecer, y el excedente se convertirá en acciones clase D para ser ofrecidas a los accionistas de dicha clase que hubieran manifestado la intención de acrecer; (iv) las acciones clase D que no hubieren sido suscriptas en ejercicio de derechos de preferencia emanados de acciones de esa clase serán asignadas a aquellos de los suscriptores de esa clase que hayan manifestado la intención de acrecer; (v) las acciones clase D remanentes se asignarán a los accionistas de las demás clases que hubieren manifestado intención de acrecer, en paridad de rango. c) Límites: Los

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derechos de preferencia y de acrecer previstos en los párrafos precedentes existirán sólo en la medida en que sean exigidos por la legislación societaria vigente en cada momento o sean necesarios para cumplir las disposiciones aplicables de las Leyes N°s. 23.696 y 24.855. ARTICULO 9° - <u>OFERTA PUBLICA Y PRIVADA</u>: La Sociedad solicitará la autorización de oferta pública y cotización de sus acciones emitidas de conformidad con este Estatuto, en bolsas y mercados autorregulados, nacionales e internacionales, en cumplimiento de lo dispuesto por el Artículo 19 de la Ley N° 24.855, y siguiendo, en su caso, las instrucciones del Ministerio de Economía y Obras y Servicios Públicos. Las emisiones de acciones, debentures, obligaciones negociables y otros títulos efectuadas por la Sociedad después de la fecha de la privatización, se colocarán a través de oferta pública o privada según lo requieran las normas aplicables y, en su caso, lo decida el órgano societario competente. TITULO IV - OBLIGACIONES NEGOCIABLES, BONOS DE PARTICIPACION Y OTROS TITULOS. ARTICULO 10° - <u>TITULOS EMITIBLES</u>: a) <u>Bonos de participación</u>: En cumplimiento del respectivo Programa de Propiedad Participada se emitirán bonos de participación para el personal de la Sociedad en relación de dependencia. Tales bonos se regirán por los artículos 230 y concordantes de la Ley N° 19.550 y sus modificatorias. No podrán afectar, en conjunto, más del MEDIO POR CIENTO (0,50%) de las utilidades de cada ejercicio y todos ellos caducarán al producirse el primero de los dos eventos siguientes: hayan transcurrido DIEZ (10) años de la fecha de la primera emisión de dichos bonos o se haya pagado íntegramente el precio de transferencia de las acciones inicialmente afectadas a dicho Programa de entre las que se encontraban emitidas a la fecha de sanción de

la Ley. Cada empleado de la Sociedad a la fecha de puesta en vigor del Programa de Propiedad Participada, recibirá la misma cantidad de bonos. b) Obligaciones negociables: La Sociedad podrá emitir obligaciones negociables, convertibles o no. También podrá emitir títulos de deuda hipotecarios o no y letras y cédulas hipotecarias, como asimismo títulos de deuda y certificados de participación como fiduciario. Cuando la emisión sea decidida por la Asamblea, ésta podrá delegar en el Directorio todas o algunas de las condiciones de emisión. c) Otros títulos: La Sociedad podrá emitir bonos de preferencia. Los bonos de preferencia otorgarán a sus titulares el derecho de suscripción preferente en los aumentos de capital que se decidan en el futuro y hasta el monto que dichos bonos prevean. En la suscripción de dichos bonos y otros títulos convertibles los accionistas tendrán derecho de preferencia en los términos y en los casos previstos en el Artículo 8° de este Estatuto. d) Conversión a clase D: Todo título convertible emitido por la Sociedad dará derecho a conversión sólo en acciones clase D. Su emisión deberá ser autorizada por Asamblea Especial de la clase D. **TITULO V - DIRECCION Y ADMINISTRACION. ARTICULO 11° - DIRECTORIO**: a) Integración: La dirección y administración de la Sociedad estará a cargo de un Directorio integrado por TRECE (13) directores titulares, los que serán designados con mandato por DOS (2) ejercicios pudiendo ser reelegidos indefinidamente, sin perjuicio de lo establecido por el inciso e) de este Artículo. b) Directores suplentes: Cada clase de acciones designará un número de directores suplentes igual o menor al de titulares que le corresponda designar. Los directores suplentes llenarán las vacantes que se produzcan dentro de su respectiva clase en el orden de su designación

cuando tal vacante se produzca, sea por ausencia, renuncia, licencia, incapacidad, inhabilidad o fallecimiento, previa aceptación por el Directorio de la causal de sustitución cuando ésta sea temporaria. c) <u>Designación</u>: Los directores serán designados por voto mayoritario dentro de cada una de las clases de acciones ordinarias, de la siguiente manera: (i) la clase A elegirá DOS (2) directores titulares y DOS (2) suplentes. (ii) la clase B elegirá UN (1) Director titular y UN (1) Director suplente mientras las acciones clase B representen más del DOS POR CIENTO (2%) del capital social emitido al tiempo de la convocatoria de la respectiva Asamblea; (iii) la clase C elegirá UN (1) Director titular y UN (1) Director suplente mientras las acciones clase C representen más del TRES POR CIENTO (3%) del capital social emitido al tiempo de la convocatoria de la respectiva Asamblea; (iv) la designación del resto de los directores titulares y suplentes (que en ningún caso será menos de NUEVE (9) titulares y un número igual o menor de suplentes) corresponderá a la clase D. Cuando alguna de las clases B o C por cualquier causa, careciera o perdiera sus derechos a elegir o participar en la elección de directores, dicha clase podrá votar conjuntamente con las acciones clase D en la Asamblea Especial de esta última convocada para la elección de directores. (v) En virtud de la elección de clases de los directores, mientras se mantenga la existencia de clases de acciones no será de aplicación a la Sociedad la elección de directores por voto acumulativo aún dentro de la clase con arreglo a las previsiones de los artículos 262 y 263 de la Ley N° 19.550 y sus modificaciones. d) <u>Ausencia de una clase</u>: Si no hubiere ninguna acción de una determinada clase con derecho a elegir directores de clase, presente en una Asamblea celebrada en segunda convocatoria y convocada

para elegir directores, los directores de dicha clase serán elegidos por los accionistas de las restantes clases votando conjuntamente como si constituyeran una sola clase, salvo en caso en que la ausencia de accionistas ocurriera en la Asamblea de la clase A, en cuyo caso el Síndico designado por las acciones clase A, procederá a efectuar la designación de directores titulares y suplentes de dicha clase A que estuviera ausente. e) Elección escalonada: El primer Directorio que se elija de acuerdo con las reglas del Artículo 11° será elegido por los siguientes períodos: DOS (2) directores correspondientes a la clase A y CUATRO (4) directores correspondientes a la clase D por UN (1) año y los restantes directores por DOS (2) años. Toda elección siguiente será por DOS (2) años, salvo cuando se elijan directores para completar el mandato de los reemplazados. f) Nominación de candidatos: En cada Asamblea que deba elegir directores para la clase D, todo accionista o grupo de accionistas de la clase D que posea más del TRES POR CIENTO (3%) del capital representado por acciones clase D, podrá requerir que se envíe a todos los accionistas de esa clase la lista de candidatos que ese accionista o grupo de accionistas propondrá a la Asamblea de dicha clase para su elección. Igualmente, el Directorio podrá proponer candidatos a directores a ser electos por las asambleas de las clases respectivas, cuyos nombres se comunicarán a todos los accionistas junto con las listas propuestas por los accionistas mencionados en primer término. Las reglas anteriores no impedirán a ningún accionista presente en la Asamblea proponer candidatos no incluidos en las propuestas circularizadas por el Directorio. No podrá efectuarse ninguna propuesta de elección de directores para ninguna de las clases, antes del acto de la

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Asamblea o en el curso de la misma, sin presentar a la Sociedad prueba escrita de la aceptación de la nominación de los candidatos propuestos. g) Forma de la elección: La elección de directores de la clase D se efectuará por lista completa siempre que ningún accionista lo objete; en caso contrario, se efectuará individualmente. Se declarará electa a la lista o persona, según el caso, que obtenga la mayoría absoluta de votos de las acciones clase D presentes en la Asamblea; si ninguna lista obtuviera tal mayoría, se realizará una nueva votación en la que participarán las DOS (2) listas o personas más votadas, considerándose electa la lista o persona que en tal votación obtenga la mayor cantidad de votos. h) Remoción: Sujeto a los requisitos de quórum aplicables, cada clase, por mayoría de votos de las acciones de la clase presente en la Asamblea, podrá remover a los directores por ella elegidos siempre que la remoción haya sido incluida en el orden del día. ARTICULO 12° - GARANTIA: En garantía del cumplimiento de sus funciones los directores depositarán, en la caja de la Sociedad, la suma de PESOS MIL QUINIENTOS ($ 1.500.-) en dinero en efectivo, valores o títulos de la deuda pública. ARTICULO 13° - VACANTES. Si el número de vacantes en el Directorio impidiera sesionar válidamente, aún con los directores suplentes, los síndicos designarán directores cuyo mandato se extenderá hasta la elección de nuevos directores por la Asamblea. Corresponderá al Síndico designado por las acciones clase A nombrar a los directores por la clase A, si fuera el caso, según corresponda después de consultar con el accionista, y a los síndicos designados por las acciones clase B, C y D nombrar a los directores por esas clases, según corresponda después de consultar con los respectivos accionistas. ARTICULO 14° - REMUNERACIONES: a) Miembros

no ejecutivos: Las funciones de los miembros no ejecutivos del Directorio serán remuneradas según lo resuelva anualmente la Asamblea Ordinaria de Accionistas en forma global y se repartirá entre ellos en forma igualitaria y entre sus suplentes en proporción al tiempo que reemplazaron en forma definitiva a esos titulares. La Asamblea Ordinaria de Accionistas autorizará los montos que podrán pagarse a cuenta de dichos honorarios durante el ejercicio en curso, sujeto a ratificación por la Asamblea que considere dicho ejercicio. b) Miembros ejecutivos: El Presidente, y demás directores de la Sociedad que cumplan funciones ejecutivas, técnico-administrativas o comisiones especiales recibirán una remuneración por dichas funciones o comisiones de nivel acorde con el vigente en el mercado, que será fijada por el Directorio, con la abstención de los nombrados, quienes serán reemplazados a esos efectos por sendos suplentes. Estas remuneraciones, conjuntamente con las de la totalidad del Directorio, estarán sujetas a ratificación por la Asamblea según el régimen del Articulo 261 de la Ley N° 19.550 y sus modificatorias. c) Reglas generales: (i) Los directores podrán percibir un componente de sus honorarios o remuneraciones basado en el valor de las acciones de la Sociedad y/o participaciones en las utilidades de la misma, previéndose en este último caso porcentajes sobre las utilidades netas y líquidas del respectivo ejercicio, pudiendo tales bonificaciones y/o porcentajes de participación ser mayores en el caso de directores que presten funciones ejecutivas y/o técnico-administrativas o cumplan comisiones especiales. (ii) Las remuneraciones de los directores establecidas por los incisos a), b) y c) (i) anteriores, deberán fijarse con arreglo a lo dispuesto por el Articulo 261 de la Ley N° 19.550 y sus modificatorias. ARTICULO 15° -

REUNIONES: El Directorio se reunirá, como mínimo, UNA (1) vez por mes, sin perjuicio de que el Presidente, o quien lo reemplace, lo convoque cuando lo considere conveniente. Asimismo, el Presidente o quien lo reemplace, debe citar al Directorio cuando lo solicite cualquiera de los directores. La convocatoria se hará, en este último caso, por el Presidente, para llevar a cabo la reunión dentro del quinto día de recibido el pedido; o en su defecto, la convocatoria podrá ser efectuada por cualquiera de los directores. Las reuniones de Directorio deberán ser convocadas por escrito con indicación del orden del día, pero podrán tratarse temas no incluidos en el orden del día, si se hubieran originado con posterioridad y tuvieran carácter urgente. ARTICULO 16° - <u>QUORUM Y MAYORIAS</u>: El Directorio será presidido por el Presidente o quien lo reemplace. El quórum se constituirá con la mayoría absoluta de los miembros que lo integren. En caso de que en una reunión convocada regularmente, una hora después de la fijada en la convocatoria no se hubiese alcanzado quórum, el Presidente o quien lo reemplace podrá invitar al o los suplentes de las clases correspondientes a los ausentes a incorporarse a la reunión hasta alcanzar el quórum mínimo. El Directorio adoptará sus resoluciones por el voto de la mayoría de los presentes. El Presidente, o quien lo reemplace, tendrá, en todos los casos, derecho a voto y doble voto en caso de empate. ARTICULO 17° - <u>FACULTADES DEL DIRECTORIO</u>: El Directorio tendrá las facultades para organizar, dirigir y administrar la Sociedad, incluso los que requieren poderes especiales a tenor del Artículo 1881 del Código Civil y del Artículo 9° del Decreto Ley N° 5965/63. Podrá, especialmente, operar con toda clase de bancos, compañías financieras o entidades crediticias oficiales y privadas; dar y revocar poderes

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especiales y generales, judiciales, de administración u otros, con o sin facultad de sustituir; iniciar, proseguir, contestar o desistir denuncias o querellas penales y realizar todo otro hecho o acto jurídico que haga adquirir derechos o contraer obligaciones a la Sociedad, sin otras limitaciones que las que resulten de las leyes que le fueren aplicables, del presente Estatuto y de los acuerdos de asambleas, correspondiéndole: (a) Otorgar poderes generales y especiales -inclusive aquéllos cuyo objeto sea lo previsto en el Artículo 1881 del Código Civil-, así como aquéllos que faculten para querellar criminalmente, y revocarlos. A los efectos de absolver posiciones, reconocer documentos en juicios, prestar indagatoria o declarar en procedimientos administrativos, el Directorio podrá otorgar poderes para que la Sociedad sea representada por cualquier Director, Gerente o Apoderado, debidamente instituido, pudiendo delegar tales facultades en el Presidente o en el Comité Ejecutivo. (b) Comprar, vender, ceder, donar, permutar y dar o tomar en comodato toda clase de bienes muebles e inmuebles, establecimientos comerciales e industriales, buques, artefactos navales y aeronaves, derechos, inclusive marcas, patentes de invención y derechos de propiedad industrial e intelectual; dar o tomar crédito con o sin garantía hipotecaria; constituir servidumbres, como sujeto activo o pasivo, hipotecas, hipotecas navales, prendas o cualquier otro derecho real; constituir fideicomisos, y actuar como fiduciario de éstos u otros fideicomisos, o como fiduciante, fiduciario, beneficiario o fideicomisario de contratos de fideicomiso; constituir fondos comunes de inversión; celebrar contratos de leasing mobiliario o inmobiliario como dador o tomador, y, en general, realizar todos los demás actos y celebrar, dentro o fuera del país, los contratos que sean atinentes al objeto de

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la Sociedad, inclusive arrendamientos por el plazo máximo que establezca la ley. (c) Asociarse con otras personas de existencia visible o jurídica, conforme a la legislación vigente y a estos estatutos y celebrar con ellas contratos de unión transitoria de empresas, o de agrupaciones de colaboración empresaria, y contratar como fiduciante, fiduciario, beneficiario o fideicomisario en contratos de fideicomiso. (d) Tramitar ante las autoridades nacionales o extranjeras todo cuanto sea necesario para el cumplimiento del objeto de la Sociedad. (e) Emitir, dentro o fuera del país, en moneda nacional o extranjera, debentures u obligaciones negociables cuando ello no requiera decisión de la Asamblea de Accionistas, títulos de deuda hipotecarios, cédulas y letras hipotecarias, certificados de participación o títulos de deuda como fiduciario, y otros títulos de deuda con garantía real, especial o flotante o sin garantía, convertibles o no, conforme las disposiciones legales que fueren aplicables y previa resolución de la Asamblea que fuere competente cuando ello fuere legalmente requerido. (f) Transar judicial o extrajudicialmente toda clase de cuestiones, comprometer en árbitros o amigables componedores, promover y contestar toda clase de acciones judiciales y administrativas y asumir el papel de querellante en jurisdicción penal o correccional competente, otorgar toda clase de fianzas y prorrogar jurisdicciones dentro o fuera del país, renunciar al derecho de apelar o a prescripciones adquiridas, absolver o poner posiciones en juicio, hacer novaciones, otorgar quitas o esperas y, en general, efectuar todos los actos que según la ley requieren poder especial, pudiendo delegar tales facultades en el Comité Ejecutivo. (g) Efectuar toda clase de operaciones con bancos y entidades financieras, inclusive el BANCO DE LA NACION ARGENTINA, el

BANCO DE LA PROVINCIA DE BUENOS AIRES, y demás instituciones bancarias y financieras oficiales, privadas o mixtas del país o del exterior. Celebrar operaciones y contratar préstamos, empréstitos y otras obligaciones con bancos oficiales o particulares, incluidos los enumerados en la frase anterior, instituciones y organismos internacionales de crédito o de cualquier otra naturaleza, personas de existencia visible o jurídica, del país o del extranjero. (h) Aprobar y someter a la consideración de la Asamblea la Memoria, Inventario, Balance General y Estado de Resultados de la Sociedad proponiendo, anualmente, el destino de las utilidades del Ejercicio. (i) Aprobar, a propuesta del Comité Ejecutivo, el régimen de contrataciones de la Sociedad, el que asegurará la concurrencia de oferentes, transparencia y publicidad de procedimientos. (j) Designar al Presidente, Vicepresidente de la Sociedad y los integrantes del Comité Ejecutivo entre los directores de la clase D y fijar el alcance de las funciones y facultades del Comité Ejecutivo. (k) Resolver cualquier duda o cuestión que pudiera suscitarse en la aplicación del presente Estatuto, a cuyo efecto el Directorio queda investido de amplios poderes sin perjuicio de dar cuenta, oportunamente, a la Asamblea. (l) Dictar su propio reglamento interno. (m) Solicitar y mantener la cotización, en bolsas y mercados de valores nacionales e internacionales, de sus acciones y demás títulos cuando fuere pertinente. (n) Aprobar, a propuesta del Comité Ejecutivo, el presupuesto anual, las estimaciones de gastos e inversiones, los niveles de endeudamiento necesarios y los planes anuales de acción de la Sociedad. (ñ) Crear, habilitar, trasladar o cerrar sucursales, agencias o representaciones dentro o fuera del país a propuesta del Comité Ejecutivo. (o) Ejercer las demás facultades que le confiere este Estatuto y delegar en el

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Comité Ejecutivo facultades y funciones que le son propias dentro de los límites permitidos por la legislación aplicable. La enumeración que antecede es enunciativa y no taxativa y, en consecuencia, el Directorio tiene todas las facultades para administrar y disponer de los bienes de la Sociedad y celebrar todos los actos que hagan al objeto social, salvo las excepciones previstas en el presente Estatuto, incluso por apoderados especialmente designados al efecto, a los fines y con la amplitud de facultades que, en cada caso en particular, se determinen. ARTICULO 18° - <u>PRESIDENTE Y VICEPRESIDENTE</u>: a) <u>Designación</u>: El Directorio designará entre los miembros elegidos por las acciones clase D a UN (1) Presidente y a UN (1) Vicepresidente. El Presidente y Vicepresidente durarán en sus cargos DOS (2) ejercicios, pero no más allá de su permanencia en el Directorio, pudiendo ser reelegidos indefinidamente en esas condiciones si fueran electos o reelectos como directores por la clase D. b) <u>Facultades del Presidente</u>: Son facultades y deberes del Presidente, o en su caso, del Vicepresidente: I) Ejercer la representación legal de la Sociedad conforme a lo dispuesto en el Artículo 268 de la Ley N° 19.550 y sus modificatorias y cumplir y hacer cumplir las leyes, los decretos, el presente Estatuto y las resoluciones que tomen la Asamblea, el Directorio y el Comité Ejecutivo. II) Convocar y presidir las reuniones del Directorio con voto en todos los casos y doble voto en caso de empate. III) Firmar letras de cambio como librador, aceptante o endosante; librar y endosar cheques y otorgar papeles de comercio contra fondos de la Sociedad, sin perjuicio de las delegaciones de firmas o de poderes que el Directorio y/o el Comité Ejecutivo hayan conferido. IV) Ejecutar o hacer ejecutar las resoluciones del Directorio y del Comité Ejecutivo, sin perjuicio de

que dichos organismos resuelvan asumir por sí la ejecución de una resolución o de un tipo de funciones o atribuciones determinadas. c) <u>Vicepresidente</u>: El Vicepresidente reemplazará al Presidente en caso de renuncia, fallecimiento, incapacidad, inhabilidad, remoción o ausencia temporaria o definitiva de este último. En todos estos casos, salvo en el de ausencia temporaria, el Directorio deberá elegir un nuevo Presidente dentro de los SESENTA (60) dias de producida la vacancia y según lo previsto en el inciso a) de este Artículo. ARTICULO 19° - <u>COMITE EJECUTIVO</u>: El Comité Ejecutivo tendrá a su cargo la gestión de los negocios ordinarios de la Sociedad. a) <u>Integración y designación</u>: Estará integrado por el número de directores elegidos por las acciones clase D que fije el Directorio entre un mínimo de CINCO (5) y un máximo de NUEVE (9) miembros titulares, e igual o menor número de suplentes. Sus integrantes serán designados por el Directorio y durarán en su cargo DOS (2) ejercicios, pero no más allá de la permanencia en el Directorio, pudiendo ser reelegidos indefinidamente en esas condiciones, si fueran electos o reelectos como directores por las acciones clase D. El Comité Ejecutivo elegirá, de entre sus miembros, a quienes actuarán como Presidente y Vicepresidente de dicho cuerpo. b) <u>Reuniones</u>: Se reunirá como mínimo una vez por mes y en cada oportunidad que lo solicite su Presidente, quien lo reemplace, o cualquiera de sus miembros. El quórum se constituirá con la mayoría absoluta de los miembros que lo integren y adoptará sus resoluciones por el voto de la mayoría de los presentes. El Gerente General, o quien en su caso lo reemplace, deberá asistir con carácter permanente a las reuniones del Comité Ejecutivo. c) <u>Facultades</u>: Son facultades y deberes del Comité Ejecutivo: I) Conducir la gestión ordinaria de los negocios de la

Sociedad y de todos los asuntos que delegue el Directorio. II) Desarrollar la política comercial, crediticia y financiera de la Sociedad con sujeción a los objetivos aprobados por el Directorio. III) Crear, mantener, suprimir, reestructurar o trasladar las dependencias y sectores de la organización administrativa y funcional de la Sociedad. IV) Crear Comités Especiales, aprobar estructuras o niveles funcionales determinando el alcance de sus funciones. V) Aprobar la dotación del personal, efectuar los nombramientos del Gerente General, los Subgerentes Generales, Vicepresidentes Ejecutivos y demás Gerentes Principales y de Area, fijar sus niveles de retribuciones, condiciones de trabajo y cualquier otra medida de política de personal, incluidas las promociones. Será facultad del Gerente General el efectuar nombramientos, disponer pases, traslados, y/o remociones, así como el aplicar las sanciones que pudieren corresponder, en relación al restante personal de la Sociedad. VI) Proponer al Directorio la creación, apertura, traslado o cierre de sucursales, agencias o representaciones dentro o fuera del país. VII) Supervisar la gestión de las sociedades subsidiarias y de aquellas en cuyo capital participe la Sociedad y proponer al Directorio la constitución, adquisición o venta total o parcial de participaciones en sociedades que tengan por objeto la prestación de servicios complementarios a la actividad financiera. VIII) Someter a consideración del Directorio el régimen de contrataciones de la Sociedad, el presupuesto anual, las estimaciones de gastos e inversiones, los niveles de endeudamiento necesarios y los planes de acción a desarrollar. IX) Aprobar quitas, esperas, refinanciaciones, novaciones, remisiones de deuda y/o renuncias de derechos, cuando así resulte necesario y/o conveniente al giro ordinario de

los negocios sociales. X) Dictar su propio reglamento interno. **TITULO VI - FISCALIZACION. ARTICULO 20° - COMISION FISCALIZADORA**: a) Integración: La fiscalización de la Sociedad será ejercida por una Comisión Fiscalizadora compuesta por CINCO (5) síndicos titulares y CINCO (5) suplentes. b) Designación: TRES (3) de los síndicos titulares y TRES (3) de los suplentes serán designados por los titulares de las acciones de la clase D y C, votando a tal efecto como integrantes de una sola clase. UNO (1) de los síndicos titulares y UNO (1) de los suplentes será designado por la clase B, mientras dicha clase represente más del DOS POR CIENTO (2%) del capital social, y UNO (1) de los síndicos titulares y UNO (1) de los suplentes será designado por las acciones clase A. Cuando las acciones clase B no representen el porcentaje del capital social del DOS POR CIENTO (2%) y las acciones clase C no representen el porcentaje del capital social del TRES POR CIENTO (3%), la Sociedad reducirá el número de síndicos a TRES (3) titulares y TRES (3) suplentes. DOS (2) síndicos titulares y DOS (2) suplentes serán designados por las acciones clase B, C y D, votando al efecto como integrantes de una sola clase, y UN (1) Síndico titular y UN (1) suplente por las acciones de la clase A. En razón de la elección por clases de los síndicos, mientras se mantenga la existencia de clases de acciones no será de aplicación a la Sociedad la elección de síndicos por voto acumulativo, con arreglo a lo dispuesto por los artículos 288 y 289 de la Ley N° 19.550 y sus modificatorias. Los síndicos serán elegidos por el período de DOS (2) años y tendrán las facultades establecidas en la Ley N° 19.550 y sus modificatorias y en las disposiciones legales vigentes. La Comisión Fiscalizadora podrá ser convocada por cualquiera de los síndicos, sesionará con la presencia de la

mayoría absoluta de sus miembros y adoptará las resoluciones por mayoría. El Síndico disidente tendrá los derechos, atribuciones y deberes establecidos en la Ley N° 19.550 y sus modificatorias. c) Retribución: Las retribuciones de los síndicos serán fijadas por la Asamblea Ordinaria dentro de los límites establecidos por la ley vigente. **TITULO VII - ASAMBLEAS GENERALES.** ARTICULO 21° - CONVOCATORIA. Se convocará a Asamblea Ordinaria o Extraordinaria, en su caso, para considerar los asuntos establecidos en los artículos 234 y 235 de la Ley N° 19.550 y sus modificatorias. Las convocatorias se harán de acuerdo con las disposiciones legales vigentes. Las asambleas ordinarias en Primera y Segunda Convocatoria podrán convocarse y realizarse en forma simultánea. ARTICULO 22° - PUBLICACION. a) Avisos: Las convocatorias para las asambleas de accionistas, tanto ordinarias como extraordinarias, se efectuarán por medio de avisos publicados en el Boletín Oficial, en uno de los diarios de mayor circulación general en la República y en los boletines de las bolsas y mercados de valores del país en los que coticen las acciones de la Sociedad, por el término y con la anticipación establecidos en las disposiciones legales vigentes. El Directorio ordenará las publicaciones a efectuar en el exterior para cumplir con las normas y prácticas vigentes de las jurisdicciones correspondientes a los mercados y Bolsas donde se coticen esas acciones. b) Otros medios de difusión: El Directorio podrá emplear los servicios de empresas especializadas en la comunicación con accionistas, y recurrir a otros medios de difusión a fin de hacerles llegar sus puntos de vista sobre los temas a someterse a las asambleas que se convoquen. El costo de tales servicios y difusión estará a cargo de la Sociedad. ARTICULO 23° -

REPRESENTACION: Los accionistas pueden hacerse representar en el acto de la Asamblea de la que se trate, mediante el otorgamiento de un mandato en instrumento privado con su firma certificada en forma judicial, notarial o bancaria. Presidirá las asambleas de accionistas el Presidente del Directorio o, en su defecto, la persona que designe la Asamblea. ARTICULO 24° - CELEBRACION: a) Quórum y mayorias: Rigen el quórum y mayorias determinados por los artículos 243 y 244 de la Ley N° 19.550 y sus modificatorias según la clase de Asamblea, convocatoria y materias de que se trate, excepto: (i) en cuanto al quórum de la Asamblea extraordinaria en segunda convocatoria la que se considerará constituida cualquiera sea el número de acciones presentes con derecho a voto; (ii) para resolver sobre las cuestiones enumeradas en el inciso (c) del Artículo 6° en que se requerirá el voto afirmativo de las acciones clase A otorgado en Asamblea Especial; (iii) para resolver sobre las cuestiones enumeradas en el inciso (b) siguiente en los que se requerirá tanto en primera como en segunda convocatoria, una mayoria equivalente al SETENTA Y CINCO POR CIENTO (75%) de las acciones con derecho a voto; (iv) para resolver sobre las cuestiones enumeradas en el inciso (c) siguiente en los que se requerirá tanto en primera como en segunda convocatoria, una mayoria equivalente al SESENTA Y SEIS POR CIENTO (66%) de las acciones con derecho a voto; (v) para afectar los derechos de una clase de acciones en que se requerirá la conformidad de dicha clase otorgada en Asamblea Especial; (vi) para modificar cualquier regla de este Estatuto que exija una mayoría especial, en que se requerirá también a ese efecto la mayoría especial; y (vii) en los demás casos que el presente requiera la votación por clase o la conformidad

de cada una de las clases. b) Las decisiones que requerirán la mayoría especial prevista en el subinciso (iii) del inciso precedente, sin perjuicio de la conformidad de la Asamblea Especial de la clase cuyos derechos afecten son: (i) la transferencia al extranjero del domicilio social; (ii) el cambio fundamental del objeto social de modo que la actividad definida por el Artículo 4° inciso a) de este Estatuto deje de ser la actividad principal o prioritaria de la Sociedad; (iii) el retiro de la cotización de las acciones de la Sociedad de las Bolsas de Buenos Aires o Nueva York, y (iv) la escisión de la Sociedad en varias sociedades, cuando como resultado de la escisión se transfieran a las sociedades resultantes el VEINTICINCO POR CIENTO (25%) o más de los activos de la Sociedad incluso cuando ese resultado se alcanzara por sucesivas escisiones operadas en el plazo de UN (1) año. c) Las decisiones que requerirán la mayoría especial prevista en el subinciso (iv) del inciso a) precedente, sin perjuicio de la conformidad de la Asamblea Especial de la clase cuyos derechos afecten, son: (i) la modificación del Estatuto en cuanto signifique (A) modificar los porcentajes establecidos en los incisos b) o c) del Artículo 7° o (B) eliminar los requisitos previstos en los incisos d) (ii), e) (i) (F) y e) (v) del Artículo 7° en el sentido de que la oferta pública de adquisición alcance el CIEN POR CIENTO (100%) de las acciones y títulos convertibles, sea pagadera en dinero efectivo y no sea inferior al precio resultante de los mecanismos allí previstos; (ii) el otorgamiento de garantías a favor de accionistas de la Sociedad salvo cuando la garantía y la obligación garantizada se hubieran asumido en consecución del objeto social; (iii) la cesación total o reducción sustancial de las actividades de préstamo para la vivienda; y (iv) las normas sobre número, nominación, elección y composición

del Directorio. d) <u>Asambleas especiales</u>: Para las asambleas especiales de clases se seguirán las normas sobre quórum de la Asamblea Ordinaria aplicadas al total de acciones de esa clase en circulación. Existiendo quórum general de todas las clases presentes, cualquier número de acciones de las clases A, B y C constituirán quórum en primera y ulteriores convocatorias para las asambleas especiales de dichas clases. Mientras el titular de las acciones de la clase A sea únicamente el Estado Nacional, la Asamblea Especial de esa clase podrá reemplazarse con una comunicación firmada por el funcionario público competente para votar por dichas acciones. **TITULO VIII - BALANCES Y CUENTAS ARTICULO 25° -** <u>EJERCICIO SOCIAL</u>: a) <u>Fecha</u>: El ejercicio social comenzará el 1 de enero de cada año y concluirá el 31 de diciembre del mismo año, a cuya fecha debe confeccionarse el Inventario, el Balance General y la Cuenta de Ganancias y Pérdidas conforme las disposiciones legales en vigencia y normas técnicas en la materia. b) <u>Modificación</u>: La Asamblea puede modificar la fecha de cierre del ejercicio, inscribiendo la resolución pertinente en el Registro Público de Comercio y comunicándola a las autoridades de control. c) <u>Destino de las utilidades</u>: Las utilidades líquidas y realizadas se distribuirán conforme al siguiente detalle: (i) El porcentaje que fije el Banco Central de la República Argentina con arreglo al Artículo 33 de la Ley N° 21.526, para el Fondo de Reserva Legal y el porcentaje que corresponda para integrar reservas especiales de acuerdo a la normativa bancaria y de seguros vigente; (ii) Remuneración al Directorio y síndicos, en su caso; (iii) Dividendos fijos de las acciones preferidas, si las hubiere, con esa preferencia y, en su caso, los acumulativos impagos; (iv) El saldo, en todo o en parte, como dividendo en efectivo a los accionistas

ordinarios o a Fondos de Reserva facultativos o de previsión o a cuenta nueva o al destino que determine la Asamblea. d) Pago de dividendos: Los dividendos deben ser pagados en proporción a las respectivas integraciones, dentro de los TREINTA (30) días de su sanción, o en el plazo menor que establezcan las normas aplicables, y el derecho a su percepción prescribe a favor de la Sociedad a los TRES (3) años contados desde que fueran puestos a disposición de los accionistas. La Asamblea podrá disponer que la distribución de dividendos en efectivo proveniente de utilidades, se realice en cuotas periódicas. Asimismo la Asamblea o en su caso el Directorio, podrá autorizar el pago de dividendos trimestrales, en la medida que no se infrinjan disposiciones aplicables. **TITULO IX - LIQUIDACION. ARTICULO 26°** - REGLAS QUE LA RIGEN La liquidación de la Sociedad, originada en cualquier causa que fuere, se regirá por lo dispuesto en el Capítulo I, Sección 13, de la Ley N° 19.550 y sus modificatorias. **TITULO X - DISPOSICIONES TRANSITORIAS** ARTICULO 27°: Hasta tanto se celebre una Asamblea Ordinaria para elegir el primer Directorio conforme a este Estatuto, los directores serán designados por todos los tenedores de acciones ordinarias formando una única clase a tal efecto. ARTICULO 28°: Hasta tanto no se ponga en operación el Programa de Propiedad Participada, los directores que correspondan a la clase B serán elegidos, y en su caso, removidos por las acciones clase A. ARTICULO 29°: Hasta tanto no se entreguen acciones clase C a las personas jurídicas cuyo objeto sea el desarrollo de actividades vinculadas a la construcción de viviendas o a la actividad inmobiliaria bajo el programa de adquisición que se establezca, los directores que correspondan a dicha clase serán elegidos y, en su caso, removidos por las acciones clase

A. ARTICULO 30°: Hasta tanto no se pongan en circulación acciones clase D, los directores que correspondan a esa clase serán elegidos y, en su caso, removidos por las acciones clase A. ARTICULO 31°: Los mandatos de los directores y síndicos elegidos con anterioridad a la colocación de las acciones representativas del capital social de la Sociedad en bolsas y mercados, en virtud de lo dispuesto por el Artículo 19 de la Ley N° 24.855, finalizarán el día 15 de julio de 2000, debiendo los directores permanecer en sus cargos hasta que sean elegidos sus reemplazantes. ARTICULO 32°: A la fecha de este Estatuto y hasta tanto no se hayan colocado acciones de acuerdo con lo previsto en el Artículo 19 de la Ley N° 24.855, la totalidad de las acciones pertenecerán al Estado Nacional y a otros entes estatales Nacionales. ARTICULO 33°: Todas las menciones efectuadas en el presente a "la fecha de este Estatuto" deben entenderse referidas a la fecha en que éste se inscriba en el Registro Público de Comercio. ARTICULO 34° - DIRECCION Y ADMINISTRACION: Hasta tanto no se haya efectuado la colocación de las acciones de la Sociedad en bolsas y mercados de acuerdo con lo previsto en el Artículo 19 de la Ley N° 24.855, el Presidente y el Vicepresidente Ejecutivo y, en su caso, los directores con funciones ejecutivas designados por el Presidente entenderán con exclusividad en la decisión y gestión de las cuestiones relativas al inciso (vi) del Artículo 17° de este Estatuto. Hasta tanto se realice la primera colocación de acciones referida, los miembros ejecutivos del Directorio de la Sociedad percibirán honorarios a cuenta de los que fije la Asamblea Ordinaria del ejercicio que serán equivalentes a la remuneración mayor del personal en relación de dependencia con la Sociedad, de acuerdo con la proporción siguiente: (i) Presidente, UNO COMA CINCO (1,5) veces;

(ii) Vicepresidente, UNO COMA CUATRO (1,4) veces; y (iii) Directores, UNO COMA TRES (1,3) veces. Los restantes directores de la Sociedad continuarán percibiendo a cuenta de los honorarios que fije la Asamblea Ordinaria del ejercicio los mismos importes que percibían los directores del BANCO HIPOTECARIO NACIONAL, y los complementos que correspondan por el ejercicio de comisiones especiales o funciones técnico administrativas en proporción a lo establecido para los directores con funciones ejecutivas. Durante el período referido, el Presidente designará a los presidentes de las Comisiones de Directorio. ARTICULO 35° - DERECHO DE VOTO MULTIPLE DE LAS ACCIONES CLASE D: De acuerdo a lo dispuesto en el Artículo 6°, inciso a) y d) , mientras las acciones de la clase A representen más del CUARENTA Y DOS POR CIENTO (42%) del capital social, las acciones de la clase D tendrán TRES (3) votos por acción. ARTICULO 36° - MANTENIMIENTO DE LA DENOMINACION: La Sociedad mantendrá la denominación Banco Hipotecario S.A. por el plazo de DIEZ (10) años contados a partir de la fecha de promulgación de la Ley N° 24.855. ARTICULO 37° - ATENCION POR EL PLAZO DE DIEZ (10) AÑOS DE LAS ACTIVIDADES PREVISTAS POR EL ARTICULO 17 DE LA LEY N° 24.855. Conforme a su objeto, el Banco atenderá, por el plazo de DIEZ (10) años contados desde la fecha de promulgación de la Ley N° 24.855, en las condiciones establecidas por el Decreto aprobatorio del presente Estatuto, las siguientes actividades: (i) financiará la construcción y adquisición de viviendas en el país, por sí o a través de terceros asegurando una armónica distribución regional del crédito, de modo tal de hacer accesible el mismo a los diversos sectores de la comunidad, en las condiciones de mercado que fije el

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Directorio; (ii) mantendrá lineas de crédito destinadas a la financiación de la construcción de viviendas en pequeñas localidades en las condiciones de mercado que fije el Directorio, destinando anualmente a estas operaciones no menos del DIEZ POR CIENTO (10%) del total de créditos que otorgue para la construcción, debiendo contemplar una equitativa distribución geográfica; (iii) preservará la constitución del fondo especial previsto en el Articulo 13 de la Ley N° 24.143 en los términos en él establecidos. ARTICULO 38° - OTRAS ACTIVIDADES QUE LA SOCIEDAD MANTENDRA POR EL PLAZO DE DIEZ (10) AÑOS: Conforme a su objeto, y a lo previsto en el Artículo 17, último párrafo, de la Ley N° 24.855, la Sociedad asume por el plazo de DIEZ (10) años la obligación de atender las siguientes actividades en las condiciones vigentes a la fecha de promulgación de la ley citada: (i) actuar como mandatario de la Subsecretaría de Vivienda para la centralización de la recaudación, libramiento de fondos y controles técnicos del Fondo Nacional de la Vivienda (Artículo 10° de la Ley N° 21.581); (ii) mantener las atribuciones y obligaciones establecidas en las Leyes N°s. 18.307 (Anotación Hipotecaria), y 18.740 (Escrituración Barrios Vicente López y Planes, Domingo Faustino Sarmiento, General Urquiza y Presidente Derqui) otorgadas al Banco Hipotecario Nacional, y las facultades que emergen del Artículo 12 de la Ley N° 21.508 (cancelaciones por oficio); (iii) celebrar los actos jurídicos necesarios para el perfeccionamiento de las operaciones derivadas de la aplicación del Decreto N° 407/91 y sus complementarios y modificatorios (venta de inmuebles fiscales ociosos); (iv) continuar en el ejercicio de los derechos de los cuales la Sociedad es titular de dominio derivados de la transferencia al Banco Hipotecario Nacional de la Operatoria

Ahorro Postal, dispuesta por el Decreto N° 1438/94, inclusive los derivados de la propiedad de su marca, derechos que continuará ejerciendo al vencimiento del plazo de DIEZ (10) años previsto por el presente Artículo. Integran la operatoria referida las cuentas correspondientes a "Menores que Trabajan" de acuerdo a lo dispuesto en la Ley de Contrato de Trabajo y las de depósito a los penados del producido de su trabajo de acuerdo a la legislación vigente. La Sociedad reglamentará esta operatoria ajustándose a las normas del Banco Central de la República Argentina. También administrará cuentas de menores de edad en las condiciones establecidas en el Artículo 33 de la Ley N° 21.963, aplicándosele la inembargabilidad de los saldos de cuentas de ahorro de acuerdo a lo dispuesto por el Artículo 34 de la ley citada; (v) actuar como Fiduciario del Fondo Fiduciario para el Financiamiento Habitacional constituido por el Decreto N° 370/96; (vi) participar en los proyectos que desarrolle el Ente Nacional de Administración de Bienes Ferroviarios (ENABIEF) de acuerdo con el convenio del 29 de abril de 1997 aprobado por el Decreto N° 585/97. ARTICULO 39° - NORMAS ESPECIALES PARA ADQUISICIONES DEL ESTADO NACIONAL: (A) Las previsiones de los incisos c) y e) del Artículo 7° (con la única excepción de lo establecido en el apartado (B) de este Artículo) se aplicarán a las adquisiciones que directa o indirectamente efectúe el Estado Nacional, por cualquier medio o título, de acciones o títulos de la Sociedad, (1) cuando como consecuencia de dicha adquisición, el Estado Nacional resulte titular de, o ejerza el control sobre, acciones de la Sociedad que, sumadas a sus tenencias anteriores de cualquier clase, representen, en total, el CUARENTA Y NUEVE POR CIENTO (49%) o más del capital social; o (2) cuando el Estado Nacional adquiera un

OCHO POR CIENTO (8%) o más de las acciones clase D en circulación, mientras retenga acciones de la clase A que alcancen o superen el CINCO POR CIENTO (5%) del capital social establecido en el inciso (a) del Artículo 6° de este Estatuto al tiempo del registro de los mismos en el Registro Público de Comercio. En caso que las acciones clase A en poder del Estado Nacional representen un porcentaje inferior al anteriormente mencionado, no regirá lo previsto en el punto (2) de este Artículo, aplicándose en tal caso los criterios generales previstos en el inciso (c) del Artículo 7°. (B) La oferta de compra prevista para los supuestos contemplados en los puntos (1) y (2) del apartado (A) anterior, se limitará a la totalidad de las acciones de la clase D. (C) Las sanciones previstas en el inciso (g) del Artículo 7° se limitarán, en el caso del Estado Nacional, a la pérdida del derecho de voto, cuando la adquisición violatoria de lo previsto en el Artículo 7° y en el presente Artículo se haya producido a título gratuito o por efecto de una situación de hecho o de derecho en la que el Estado Nacional no haya actuado con el fin y la voluntad de adquirir acciones por encima del límite establecido, salvo que como consecuencia de dicha adquisición, el Estado Nacional resulte titular de, o ejerza el control sobre, CUARENTA Y NUEVE POR CIENTO (49%) o más del capital social, o CINCUENTA POR CIENTO (50%) o más de las acciones clase D. En todos los demás casos se aplicarán las sanciones contempladas en el inciso g) del Artículo 7° sin limitación. (D) A los efectos previstos en este Artículo y en los incisos d) y e) del Artículo 7°, el término "sociedades" contemplado en el inciso (h) del Artículo 7°, en lo que resulte pertinente, incluye cualquier tipo de ente u organismo respecto del cual el Estado Nacional tenga una vinculación de las características descriptas en el

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mencionado inciso. El término "títulos" empleado en este Artículo tendrá el alcance previsto en el inciso c) del Artículo 7°. El término "Adquisición de Control" empleado por el Artículo 7° se aplica a las adquisiciones previstas por el Apartado (A) de este Artículo con las salvedades, excepciones y régimen establecido en el presente Artículo. ARTICULO 40° - La captación de depósitos del BANCO HIPOTECARIO S.A. queda limitada al ahorro postal en su actual modalidad, depósitos de ahorros vinculados a operaciones crediticias y depósitos institucionales por importes no inferiores a DOLARES ESTADOUNIDENSES UN MILLON (U$S. 1.000.000), o su equivalente en pesos; esta restricción sólo se aplicará mientras las acciones clase A representen más del CINCUENTA POR CIENTO (50%) del capital social del Banco. ARTICULO 41°: INDEMNIDAD. Ningún Director, miembro de la Comisión Fiscalizadora o Gerente o ex-Director, ex-Síndico, o ex-Gerente de la Sociedad, será responsable frente a ésta, o frente a sus accionistas o terceros, por cualquier pérdida, reclamo u obligación resultante de la oferta pública, colocación y negociación de las acciones de la Sociedad en los mercados nacionales o extranjeros. La Sociedad indemnizará a todos y cualesquiera de sus directores, miembros de la Comisión Fiscalizadora o gerentes o ex-directores, ex-síndicos, o ex-gerentes, por los gastos razonables incurridos por ellos en relación con la defensa de cualquier cuestión, juicio o procedimiento en los que sean parte en razón de la oferta pública, colocación y negociación de las acciones de la Sociedad, incluyendo el pago de los importes correspondientes a indemnizaciones contenidas en sentencias judiciales, todo ello por las sumas no cubiertas por las pólizas de seguro vigentes, excepto cuando el director, miembro de la Comisión

Fiscalizadora, gerente, ex-director, ex-síndico o ex-gerente haya sido juzgado y condenado por sentencia firme por dolo o culpa grave en el cumplimiento de sus obligaciones. A estos efectos, se entenderá que cualquier director, miembro de la Comisión Fiscalizadora, Gerente, ex-director, ex-síndico o ex-gerente incurrirá o ha incurrido en culpa grave cuando no obre o no hubiere obrado con la diligencia propia de un buen hombre de negocios. Asimismo, el Directorio podrá contratar una póliza de seguro con una compañía de seguros de primera línea, que cubra los riesgos derivados del acaecimiento de cualquiera de los hechos descriptos en este Artículo, ello en las condiciones que el Directorio establezca, las que deberán adecuarse a los términos y condiciones de mercado. ARTICULO 42°: El Banco deberá colaborar ampliamente con el Estado Nacional en las futuras colocaciones de acciones clase A del Banco Hipotecario S.A. en bolsas y mercados nacionales e internacionales. A tal efecto, los miembros del Directorio y de las gerencias relevantes del Banco Hipotecario S.A. deberán: a) preparar la documentación necesaria para obtener la registración y cotización de dichas acciones clase A; b) proveer toda la información relevante para la preparación de los prospectos, de acuerdo a las prácticas habituales de mercado y a los requerimientos de los entes reguladores; c) proveer amplio acceso a la información y planes de actividades del Banco Hipotecario S.A. que resulten relevantes; y d) participar activamente en los procesos de promoción para la venta de dichas acciones. Asimismo, el Banco tendrá a su cargo todos los costos y gastos relacionados con la registración y cotización de las acciones clase A que sean colocadas en las bolsas y mercados nacionales e internacionales. ARTICULO 43° - No le serán aplicables las disposiciones de

M. CERVINI
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- Fº 449
Nº 3117

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N 00?628569

los incisos e) y f) del Artículo 7º del Estatuto a las adquisiciones de acciones que realice el fideicomiso constituido en virtud de lo dispuesto por el Artículo 1°, inciso d), del Decreto Nº 1394/98. ARTICULO 44º: Toda adquisición de acciones que otorgue derecho a un CINCO POR CIENTO (5%) o más de los votos de la Sociedad deberá ser aprobada por el Banco Central de la República Argentina, conforme lo establecido en la Comunicación "A" 2241. Hasta tanto no se obtenga dicha aprobación, el adquirente de las acciones no podrá ejercer el derecho de voto con respecto a las acciones que excedan del CUATRO CON NOVENTA Y NUEVE POR CIENTO (4,99%) de los votos, sin perjuicio de la aplicación de las demás disposiciones de la normativa del Banco Central de la República Argentina. ARTICULO 45º - DISPOSICION TRANSITORIA. Dentro del plazo de DOS (2) años contado a partir de la primera colocación de acciones del Banco Hipotecario S.A. en las bolsas y mercados nacionales e internacionales o cuando las acciones clase A representen menos del TREINTA POR CIENTO (30%) del capital social del Banco, lo que suceda primero, los aumentos del capital social del Banco Hipotecario S.A. deberán ser efectuados mediante la emisión de acciones preferidas sin derecho a voto, conforme a lo establecido en el Artículo 217 de la Ley de Sociedades Comerciales y sus modificatorias. Y solicita se expida testimonio de la presente.- El compareciente agrega: 1) Que solicita de mí el autorizante, expida primera copia de la presente; y 2) Que acredita la existencia de la Sociedad, personería invocada y facultades para este otorgamiento, con la siguiente documentación: a) Por Ley Nacional número 24.855 y Decreto Reglamentario número 924/97, publicado en el Boletín Oficial el 19 de septiembre de 1997, se dispuso la transformación del BANCO

HIPOTECARIO NACIONAL en "BANCO HIPOTECARIO SOCIEDAD ANONIMA", disponiendo que ésta es continuadora del anterior, y cuyo Estatuto fuera protocolizado por escritura de fecha 26 de septiembre de 1997, pasada ante la Escribana Adscripta al Registro Notarial del Estado Nacional Marta María Iacometti, al folio 1049, que en su testimonio original he tenido a la vista fue inscripto en la Inspección General de Justicia con fecha 23 de octubre de 1997, bajo el número 12.296, Libro 122, Tomo A de Sociedades Anónimas. Copia autenticada del mencionado Estatuto corre agregada a la escritura de fecha 7 de octubre de 1997, pasada al folio 12.584, Protocolo año 1997 de este mismo Registro; **b)** Posteriormente se llevó a cabo la Reforma de Estatutos, con relación a los artículos 34 y 11, efectuada por Actas de Asamblea General Extraordinaria números 1 y 2, de fechas 24 y 31 de octubre de 1997, respectivamente, cuyos originales he tenido a la vista, y en fotocopias autenticadas corren agregadas a la escritura número 1708, de fecha 6 de agosto de 1998, pasada al folio 11103, Protocolo año 1998 de este mismo Registro, las que fueron inscriptas en la Inspección General de Justicia con fecha 13 de marzo de 1998, bajo los números 2790 y 2791, respectivamente, del Libro 123, Tomo A de Sociedades Anónimas; **c)** Reforma de Estatutos según así resulta de la escritura número 1708 citada, pasada al folio 11103, Protocolo año 1998 de este mismo Registro Notarial, cuyo testimonio, que en su original he tenido a la vista, fue inscripto en la Inspección General de Justicia con fecha 13 de octubre de 1998, bajo el número 11329, del Libro 3 de Sociedades por Acciones; **d)** Cambio de domicilio social, según asi resulta de la escritura número 331 de fecha 26 de febrero de 1999, pasada al folio 2014, protocolo año 1999 de este mismo

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COLEGIO DE ESCRIBANOS · CIUDAD DE BUENOS AIRES · CAPITAL FEDERAL · REPÚBLICA ARGENTINA

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JAVIER ESTEBAN M... INO

N 000688570

Registro, cuyo testimonio, que en su original tengo a la vista, fue inscripto en la Inspección General de Justicia con fecha 4 de marzo de 1999, bajo el número 3066, Libro 4, de Sociedades por Acciones; **e)** Reforma de Estatutos según resulta de la escritura número 411, de fecha 12 de marzo de 1999, pasada al folio 2437, Protocolo año 1999 de este Registro Notarial, cuyo testimonio que en su original he tenido a la vista, fue inscripto en la Inspección General de Justicia con fecha 23 de marzo de 1999, bajo el número 4068, del Libro 4 de Sociedades por Acciones; **f)** Reforma de Estatutos, según resulta de la escritura número 528, de fecha 31 de marzo de 1999, pasada al folio 3064, Protocolo año 1999 de este Registro Notarial, cuyo testimonio que en su original he tenido a la vista, se encuentra inscripto en la Inspección General de Justicia con fecha 27 de agosto de 1999, bajo el número 12451, Libro 6 de Sociedades por Acciones; **g)** Reforma de Estatutos según resulta de la escritura número 1974 de fecha 30 de agosto de 2000, pasada al Folio 11149, Protocolo año 2000 de este mismo Registro Notarial, cuyo testimonio que en su original tengo a la vista fue inscripto en la Inspección General de Justicia con fecha 18 de enero de 2001, bajo el número 1019, del Libro 13 de Sociedades por Acciones; **h)** La designación del compareciente en el cargo invocado resulta del Acta de Asamblea General Ordinaria y Especial Clase D número 24 de fecha 17 de mayo de 2001 y del Acta de Directorio número 71 de fecha 7 de noviembre de 2001, las que en su original tengo a la vista y han sido transcriptas en su parte pertinente, en la escritura del día de la fecha, pasada al folio 20.391, protocolo corriente de este mismo Registro Notarial; e, **i)** Acta de Asamblea General Extraordinaria número 16 de fecha 13 de abril de 2000 que autoriza

este otorgamiento, cuyo original tengo a la vista y que ha sido íntegramente transcripta en la escritura 1974 citada, folio 11.149, Protocolo año 2000 de este mismo Registro Notarial.- LEIDA que le fue al compareciente la presente escritura, se ratifica de su contenido y en prueba de aceptación la firma por ante mí, de todo lo cual, doy fe.- MIGUEL ALBERTO KIGUEL.- Hay un sello, ante mi: FRANCISCO J. PUIGGARI.- **CONCUERDA** fielmente con su escritura matriz, que pasó al Folio 20.417 del Registro Notarial 453 de la Capital Federal de mi adscripción, doy fe.- **PARA EL "BANCO HIPOTECARIO SOCIEDAD ANÓNIMA"**, expido la presente **PRIMERA COPIA** en veinticuatro sellos de Actuación Notarial, numerados correlativamente del N 000628547 al N 000628570, que sello y firmo en el lugar de su otorgamiento, a los diecisiete días del mes de Enero del año dos mil dos.- Sbr. Raspado: Quinientos ($1500.-) vale. Sbr. Raspado: Anónima vale.

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INSPECCION GENERAL DE JUSTICIA　　　Buenos Aires, 11/0[illegible]/200[illegible]

Tramite Nro.
[illegible] 464206 REORDENAMIENTO DE ESTATUTO TRAM. ORDINARIO

Numero Correlativo I.G.J.: 1640852
Razon social: BANCO HIPOTECARIO　　SOCIEDAD ANONIMA
(antes)
escritura/s: 3302[illegible]

y/o instrumentos privados

Inscripto en este Registro bajo el numero 1347　　del libro 16　, tomo
de SOCIEDADES POR ACCIONES　　C.C.: 1

Contar: [illegible]

<Reem

INSPECCION GENERAL DE JUSTICIA
[illegible] PATRICIA LAURA [illegible]
DEPARTAMENTO REGISTRAL
INSPECCION GENERAL DE JUSTICIA

0146969

La/s presente/s [illegible] **copia/s se autentica/n con el sello de Actuación Notarial Número** [illegible] **CONSTE.**

JAVIER ESTEBAN MAGNONI
ESCRIBANO
Mat. 4154

ROSANA M.
Traductora Públi
T° X - F
Mat. N°

COLEGIO DE ESCRIBANOS
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LEGALIZACION
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CERVINI
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L 006037680

EL COLEGIO DE ESCRIBANOS de la Ciudad de Buenos Aires, Capital Federal de la República Argentina, en virtud de las facultades que le confiere la ley vigente, LEGALIZA la firma y sello del escribano JAVIER ESTEBAN MAGNONI obrantes en el documento anexo, presentado en el día de la fecha bajo el N° 040517150699/A La presente legalización no juzga sobre el contenido y forma del documento.

Buenos Aires, Lunes 17 de Mayo de 2004

COLEGIO DE ESCRIBANOS
LEGALIZACION
CIUDAD DE BUENOS AIRES · CAPITAL FEDERAL · REPUBLICA ARGENTINA

ESC. JORGE ANDRES DE BARTOLO
COLEGIO DE ESCRIBANOS
CONSEJERO

ROSANA M.
Traductora Públic
T° X - F°
Mat. N° [illegible]

COLEGIO DE ESCRIBANOS
CIUDAD DE BUENOS AIRES
CAPITAL FEDERAL - REPÚBLICA ARGENTINA

CERTIFICACIÓN DE REPRODUCCIONES
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CERVINI
a en Inglés
449
3117

T 002776102

Buenos Aires, 14 de Mayo de 2004

En mi carácter de Escribano Titular del Registro Notarial 1078

CERTIFICO que la reproducción anexa, extendida en veintiuna

foja/s, que sello y firmo, es COPIA FIEL de su original, que tengo a la vista, doy fe.

JAVIER ESTEBAN MAGNONI
ESCRIBANO
Mat. 4154

ROSANA
Traductora P
T° X
Mat.

ACTA DE ASAMBLEA GENERAL EXTRAORDINARIA N° 42: En la ciudad de Buenos Aires, a los 30 días del mes de mayo de 2003, siendo las 13,03 horas se reúnen en la sede social sita en Reconquista 151, Capital Federal, en Asamblea General Extraordinaria, los señores accionistas del "BANCO HIPOTECARIO S.A." que figuran inscriptos en los folios 26 a 28 del Libro de Depósito de Acciones y Registro de Asistencia a las Asambleas Nº 2 de la Sociedad, todos ellos asistentes a la Asamblea General Extraordinaria iniciada el día 30 de abril p.pdo., quienes se reúnen con el objeto de continuar el desarrollo de la citada Asamblea, la cual pasó a cuarto intermedio a fin de considerar el punto ii) del Orden del Día: "Reforma del artículo 7° del Estatuto Social, a fin de dejar establecido que Banco Hipotecario S.A. es una Sociedad No Adherida al Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria, a mérito de contar con regulación estatutaria específica en la materia". Concurren al reinicio de la Asamblea 24 accionistas representados por medio de mandatarios y 1 accionista por derecho propio, tenedores en conjunto de 143.906.119 acciones ordinarias escriturales de las Clases "A", "B", "C" y "D", representativas del 96,58 % del capital social en circulación de $ 1.490.059.850.-, con derecho a 270.011.469 votos, bajo la Presidencia de la señora Clarisa Diana LIFSIC, en su calidad de Presidente de la Sociedad. Se registra la asistencia de los señores Directores Eduardo Sergio ELSZTAIN, Julio Augusto MACCHI, Edgardo L. J. FORNERO, Federico L. BENSADON, Marcos Marcelo MINDLIN, Gabriel REZNIK, Guillermo Horacio SORONDO, Pablo D. VERGARA DEL CARRIL, Ernesto M. VIÑES y Saúl ZANG. Asimismo están presentes los Síndicos señores Nicolás DILERNIA, José Daniel ABELOVICH y Marcelo Héctor FUXMAN en representación de la Comisión Fiscalizadora. Asiste asimismo el señor Ariel SCHMUTZ en representación de la Bolsa de Comercio de Buenos Aires. Seguidamente, verificado el quórum y en razón de no haberse formulado objeciones al acto, la señora Presidente declara reabierta la Asamblea, dejando constancia que se

hallan presentes los señores Accionistas designados por la Asamblea a fin de aprobar y suscribir el acta. Acto seguido, pone a consideración de los Accionistas el punto **II** del Orden del Día: **REFORMA DEL ARTÍCULO 7° DEL ESTATUTO SOCIAL, A FIN DE DEJAR ESTABLECIDO QUE BANCO HIPOTECARIO S.A. ES UNA SOCIEDAD NO ADHERIDA AL RÉGIMEN ESTATUTARIO OPTATIVO DE OFERTA PÚBLICA DE ADQUISICIÓN OBLIGATORIA, A MÉRITO DE CONTAR CON REGULACIÓN ESTATUTARIA ESPECÍFICA EN LA MATERIA**, señalando que en atención a lo dispuesto por el artículo 24 del Régimen de Transparencia de la Oferta Pública regulado por el Decreto Nº 677/01, y teniendo en cuenta que el Estatuto de la sociedad cuenta con norma específica que impone la necesidad de realizar una Oferta Pública de Adquisición por parte de quien desee adquirir acciones clase D de la sociedad que comporten "Adquisiciones de Control" según dicho término es definido en el artículo 7°, inciso c) in fine del referido estatuto social; el Directorio propone a los señores Accionistas que se reforme el citado artículo 7° del Estatuto Social, incorporándose un nuevo último inciso, identificado como i), cuya redacción será la siguiente: "i) Inaplicabilidad del Régimen establecido por el Artículo 23 del Decreto N° 677/2001: "El Banco Hipotecario S.A. es una Sociedad No Adherida al Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria, a mérito de contar con regulación específica en la materia". Cedida la palabra, la representante del Accionista IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA, señora María Alejandra Cervio, mociona para que se apruebe en todas sus partes la modificación estatutaria propuesta por el Directorio, delegándose en la señora Presidente de la sociedad la aprobación del texto ordenado del Estatuto Social, así como la facultad de requerir su protocolización, tramitar su inscripción ante el organismo de contralor, con facultad para efectuar cambios no sustanciales y contestar vistas, pudiendo delegar en terceros las tramitaciones respectivas. La señora Presidente somete a consideración de la Asamblea la moción

formulada, haciendo saber que el Directorio, por decisión unánime de sus miembros, ha impartido instrucción al Fiduciario de opciones emitidas en oportunidad de la venta pública inicial de las acciones de la sociedad, respecto al sentido de voto en el presente punto del Orden del Día. Producida la votación, la señora Presidente informa que la moción resultó aprobada por 221.684.829 votos a favor, representativos del 93,41% de los votos emitidos. Se registran 15.629.610 votos en contra, que representan el 6,59% de los votos emitidos. Se hace constar la abstención de los accionistas identificados con los Números de Orden: 7 (QUANTUM INDUSTRIAL PARTNERS LDC) y 9 (EMOF LLC). Sin más temas que tratar, finaliza la presente Asamblea, siendo las 13 horas 10 minutos.

ENGLISH TRANSLATION OF EXHIBIT 24

TRADUCCIÓN PÚBLICA

SWORN TRANSLATION

[The document is written in twenty five Notarial Sheets from No. 000628547 to 000628570. On all the pages of the document, except the last three, there appear two illegible signatures with two seals reading "Elizabeth A. Cordoba – Notary Public" and "Javier Esteban Magnoni License N. 4154 - Notary Public".] ----------

FIRST CERTIFIED COPY – PAGE NO. 20,417 – RESTATED TEXT - "BANCO HIPOTECARIO SOCIEDAD ANÓNIMA". DEED NUMBER THREE THOUSAND THREE HUNDRED AND THREE. In the City of Buenos Aires, Capital City of the Republic of Argentina, on this 31st day of December, 2001, before me, the Attesting Notary Public, there appears **Miguel Alberto KIGUEL**, an Argentine citizen, married, holder of National Identity Document (DNI) number 10,962,853, with legal domicile at Reconquista 151 of this city, of age, capable, and known to me, I attest, who appears in his capacity as **BOARD CHAIRMAN**, and in the name and on behalf of **"BANCO HIPOTECARIO SOCIEDAD ANÓNIMA"**, evidencing the Company's legal existence and the capacity invoked by and powers conferred to him to execute this deed with the documents that shall be mentioned at the end hereof. And the appearing party, in the capacity invoked by him, **SAYS**: that the General Extraordinary Shareholders' Meeting held on April 13, 2000, resolved to cast into public deed the restated text of the corporate bylaws after the various amendments introduced thereto. Therefore, acting pursuant to the decisions of the above mentioned Meeting, he hereby causes the text of the bylaws to be transcribed hereinafter, as follows: **BYLAWS OF BANCO HIPOTECARIO SOCIEDAD ANONIMA - ARTICLE I – NAME, REGISTERED OFFICE AND DURATION.** SECTION 1 – NAME: The Company's name shall be BANCO HIPOTECARIO SOCIEDAD ANÓNIMA. In fulfilling its corporate purpose and in all juridical acts it may execute, it may use, indistinctly, its full corporate name or the short form BHN S.A. SECTION 2 – REGISTERED OFFICE: The Company's registered office shall be located within the Autonomous City of Buenos Aires, provided, however, that the Company may set up delegations, branches, agencies or any kind of representative offices within the country or abroad. SECTION 3 – DURATION: The Company's term of duration shall be one hundred (100) years as from the date of registration of these Bylaws with the Public Registry of Commerce. **ARTICLE II – CORPORATE PURPOSE.** SECTION 4 – CORPORATE PURPOSE: The purpose of the Company shall be to carry on, either on its own account or through third parties, or in association with third parties, within Argentina or abroad, the following businesses: a) Banking: Bank loans, deposits and services contemplated in and permitted by the Financial Institutions Law and further laws, regulations and provisions governing the banking business for all commercial banks at the place of performance thereof, within the scope and subject to the prior authorization of the Argentine Central Bank, whenever applicable. The

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Company shall primarily serve the needs of housing mortgage loans. b) Insurance: Insure any of the risks derived from the transactions performed or property financed by it, even if not given as collateral, and impose insurance on the beneficiaries of its transactions. In connection with its insurance business, the Bank may insure the risks derived from the transactions set forth in Section 10 of Law 21,581, 13 of Law 24,143, and Law 24,626. c) Securities: Perform all securities transactions contemplated in the applicable laws and regulations that govern such business, within the guidelines set forth by the Argentine Securities Commission, acting as a stock company *(sociedad de bolsa)* in authorized Stock Markets or as a broker in any other self-regulated market. d) Real Estate: Purchase, sell, construct, lease and manage real estate and or enter into brokerage and agency transactions and any other transaction as may be necessary to perform its banking activities. e) Trusts: Act as trustee in accordance with the provisions of Law No. 24,441. f) The above enumeration is not restrictive and the Company shall be authorized to enter into any other transaction supplementary to its banking and insurance businesses or which is directly or indirectly necessary to achieve its corporate purpose. For a better fulfillment of the above, the Company may organize or create, associate with or have an interest in, public or private legal entities domiciled in Argentina or abroad, subject to the limitations set forth herein and to the authorization of the Argentine Central Bank, when applicable. SECTION 5 – MEANS FOR FULFILLING THE CORPORATE PURPOSE: a) In order to fulfill its purpose, the Company may perform any and all juridical acts and transactions that may be relevant or related to its corporate purpose, since to such effect, the Company has full legal capacity to acquire rights, incur liabilities and perform any such acts as are not prohibited by the applicable laws and regulations of the Argentine Central Bank or these Bylaws. b) In particular, the Company shall be authorized to: (i) Purchase or otherwise acquire real and personal property, livestock, facilities and all kinds of rights, securities, stock or bonds, and sell, exchange, assign or otherwise dispose of them, give them as collateral and encumber them, including by way of pledge, mortgage or any other in-rem right and create easements thereon; associate with natural or legal persons, enter into transitory unions of enterprises ("UTEs") and pooling agreements, act as trustee, trustor, beneficiary or residual beneficiary; (ii) Enter into any kind of contracts and incur liabilities, including loans and other obligations with public or private banks, either domestic or foreign, international credit or other institutions; accept and grant consignments, commissions and/or agencies; (iii) Take deposits, extend loans, make investments, grant sureties, bonds or other guarantees; (iv) Issue, in Argentina or abroad, debentures, negotiable obligations and other debt or equity securities, whether typical or not, in any currency and either unsecured or secured with collateral, special or floating guarantee, and either convertible or not into shares. **ARTICLE III – CAPITAL STOCK. SHARES.** SECTION 6 - CAPITAL STOCK: (a) Capital Amount: The stock capital is set in the amount of ONE THOUSAND FIVE HUNDRED MILLION PESOS ($ 1,500,000,000), fully subscribed and paid in, and is represented by ONE HUNDRED AND FIFTY MILLION (150,000,000) book-entry common shares of TEN PESOS ($ 10.00) par value and one vote each, except for the special

multiple voting power of Class D shares pursuant to paragraph d) of this Section. (b) Classes of Common Shares: The stock capital is divided into four (4) classes of common shares, as follows: (i) Class A shares, which as of the date hereof represent ninety percent (90%) of the stock capital. Only the National Government or its fiduciary agents may hold Class A shares. All of the voting rights of Class A shares shall belong to and be exercised by the National Government, at its sole discretion. (ii) Class B shares, which as of the date hereof represent five percent (5%) of the stock capital, which will be allocated to the Company's employees participating in the Employees' Stock Ownership Program under Law 23,696. If at the time of organization of the Employees' Stock Ownership Program the Company's employees should not have subscribed all of Class B shares, the remaining balance shall be converted into Class A shares. Once the Employees' Stock Ownership Program has been organized, Class B shares not acquired by the Company's employees thereunder shall be automatically converted into Class D shares. (iii) Class C shares, which as of the date hereof represent five percent (5%) of the stock capital, and are initially offered by the National Government to legal entities engaged in housing construction or real estate activities. Class C shares not purchased by such legal entities under the acquisition program to be established for that purpose, shall automatically become Class D shares. (iv) Class D shares, whose full title is transferred to private investors, converted as such as a result of the transfer to any person of Class A, B or C shares pursuant to the following rules: Any Class A shares transferred by the National Government to any person shall be converted into Class D shares. Any Class B shares transferred to third parties otherwise than under the Employees' Stock Ownership Program shall be converted into Class D shares. Any Class C shares transferred to third parties otherwise than under the acquisition program intended for legal entities engaged in housing construction or real estate activities, shall be converted into Class D shares. Class D shares shall not be converted to shares of any other class in the event they are subscribed for or purchased by the National Government, any other public legal entity, the employees adhering to the Employees Stock Ownership Plan, or any subject of the program for the acquisition of Class C shares. c) Special Rights of Class A Shares: The affirmative vote of Class A shares shall be required, regardless of the capital stock percentage represented by them, for the Company to take valid resolutions on: (i) The Company's spin-off or merger with any other company or companies; (ii) The acceptance by the Company, through the purchase of its shares by third parties, of a consented or hostile takeover entailing a change of control under Section 33 of Law No. 19,550, as amended, and/or under the regulations of the Argentine Central Bank and/or paragraph c) of Section 7 hereof; (iii) The transfer to third parties of a substantial portion of its mortgage and housing loan portfolio that causes the Company's mortgage and housing lending business to cease completely or to suffer a substantial reduction; (iv) The change of the Company's corporate purpose; (v) The transfer of its corporate office abroad; (vi) The Company's voluntary dissolution. d) Special Rights of Class D Shares: Multiple voting rights: As long as Class A shares represent more than forty two per cent (42%) of the stock capital, Class D shares shall have

three (3) votes per share. e) Preferred Stock: The Company may issue preferred stock with or without voting power and divided also into Classes A, B, C and D, which shall have the rights set forth in the terms of issue. Each class of preferred stock shall be subject to the same rules regarding ownership and conversion as those provided for common shares of the same class in clause b) above. If preferred shares exercise their voting powers (either on a transitory or permanent basis), they shall do so, should it be the case, together with the class of shares they belong to. Preferred shares issued without voting power but acquiring such right due to the Company's failure to pay the benefits that make up their preference, shall be entitled to vote as from the next shareholders' meeting following the meeting which approved the negative balance sheet. f) Capital increases. The capital stock may be increased up to five times its current amount by resolution of the ordinary shareholders' meeting as provided for by Section 188 of Law No. 19,550, as amended, but such limitation shall not apply if the Company is authorized to make public offering of its shares. The shareholders' meeting shall set forth the terms of the shares to be issued as a result of such capital increase subject to the terms hereof, and may delegate in the Board of Directors the authority to determine the time of such issuance and the payment terms and conditions and any other delegation authorized by law. Any issuance of common or preferred stock shall be made by classes observing the existing rate among the different classes as of the date of commencement of the subscription period, notwithstanding any changes that may arise thereafter from the exercise of the right of the preemptive right and the accretion rights as provided for in Section 8 hereof. g) Book-entry shares: The Company's shares shall not be issued in the form of certificates but in book-entry form and shall be entered in accounts opened in the name of their holders with the Company or authorized commercial or investment banks or depository institutions, as the Board may resolve. Shares are indivisible. If any shares were owned jointly by more than one shareholder, such joint shareholders shall unify their representation for the purpose of exercising their rights or fulfilling their obligations. SECTION 7 - TRANSFER OF STOCK: a) Transfer of Class B Shares: Any transfer of Class B shares made while payment of their price is still pending or in breach of the provisions of the Employees' Stock Ownership Program or of the relevant General Transfer Agreement conclusively notified to the Company shall be void and ineffective and shall not be recognized by the Company. b) Reporting obligation: Any person who directly or indirectly acquires, by any means whatsoever, Class D shares or shares convertible into Class D shares upon transfer or any of the Company's securities convertible into Class D shares (including, without limitation, debentures, bonds, share coupons and depositary receipts issued by any domestic or foreign bank), thereby acquiring control of more than three percent (3%) of Class D stock, shall, within five (5) days of the purchase in excess of limit, give conclusive notice thereof to the Company and take all additional steps as the applicable capital market rules may require in such event. Such report shall also specify the date of the transaction, the price, the number of shares acquired and whether the purchaser intends to acquire a greater or controlling interest in the Company. Should the purchaser be a group of

persons, the names of each such persons shall be included in the report. The information required hereby shall also be given in the event of acquisitions subsequent to the one initially reported if and when the number of Class D shares stated in the most recent report exceed again the limit herein established. c) <u>Control Acquisitions</u>: Unless the provisions of clauses e) and f) hereof are complied with, the Company's shares or securities convertible into shares (including, without limitation, debentures, bonds, share coupons and depositary receipts issued by any domestic or foreign bank and excluding the options issued (by third parties or the trust created under the provisions of Section 1, paragraph d), of Decree No. 1394/98) for the purchase of the Company's shares or securities), may not be directly or indirectly acquired, by any means when, as a result thereof, the purchaser becomes the owner of or takes control of Class D shares in the Company which, together with its previous shareholdings of the same class (if any), represent, in the aggregate, THIRTY PERCENT (30%) or a higher percentage of the capital stock of the Company. Notwithstanding the above, the provisions of clauses e) and f) hereof shall not apply to any acquisitions by anyone who already holds or controls shares representing more than FIFTY PERCENT (50%) of the capital stock. Each individual or legal entity that belongs to the same economic group may not own more than five percent (5%) of the Company's capital stock. The acquisitions referred to in this clause are designated as "Control Acquisitions". d) <u>Requirements</u>: A person willing to make a Control Acquisition (referred to in this paragraph as "the Offeror") shall (i) obtain the prior consent of the special meeting of Class A shareholders, and (ii) make a public tender offer for the purchase of all the shares of all classes and all the securities convertible into shares of the Company. Any resolution adopted by the special Class A shareholders' meeting in connection with the subject matters mentioned in this clause e) shall be conclusive and shall entitle to no indemnification whatsoever. e) <u>Tender Offer</u>: Each tender offer shall be made pursuant to the procedure set forth in this clause and, should the laws applicable in the jurisdiction where such tender offer is made and the regulations of the stock exchanges and securities markets where the Company's shares and securities are listed impose requirements additional to or more stringent than those contained herein, such additional or more stringent requirements shall be fulfilled. (i) The Offeror shall give written notice to the Company of the tender offer at least fifteen (15) business days in advance of the commencement date thereof. Such notice shall include information on all the terms and conditions of any agreement or pre-agreement made or intended to be made by the Offeror with any holder of the Company's shares whereby, upon such agreement or pre-agreement taking place, the Offeror would be in the position described in the first paragraph of clause d) hereof (hereinafter, a "Prior Agreement") and, also, all the following minimum additional information: (A) Offeror's identity, nationality, domicile and telephone number; (B) If the Offeror consists of a group of individuals, identity and domicile of each member of the group and of the members of the governing body of each entity comprising the group; (C) The price offered for the shares and/or securities. If the offer were conditioned upon the acquisition of a certain amount of shares, such minimum amount shall also be stated;

(D) The expiration date of the public tender offer, whether such date may be postponed and, if so, the postponement procedures; (E) An Offeror's statement of the exact dates before and after which the holders of shares and securities who have tendered such shares and securities for acquisition in the tender offer shall be entitled to withdraw such shares and securities, the manner in which such shares and securities tendered shall be accepted and the procedures for the withdrawal of such shares and securities from the tender offer; (F) A statement setting forth that the tender offer shall be open to all the holders of shares and securities convertible into shares; (G) Any additional information, including the Offeror's financial statements, that may be reasonably requested by the Company or that may be necessary for the above-mentioned notice not to be misleading or due to the incompleteness or deficiency of the information supplied; (H) Any other information not included in clauses (A) through (G) above and to be supplied pursuant to applicable laws or regulations. (ii) The Company's Board of Directors shall convene by conclusive means a special Class A Shareholders' Meeting to be held ten (10) business days as from receipt by the Company of the notice mentioned in clause (i) in order to discuss the approval of the tender offer and shall submit its recommendation in such respect to the consideration of such Meeting. The Meeting shall discuss whether the Control Acquisition by the Offeror is in the best interest of the Company and the public in general. If such Meeting were so called but not held or, if held, the tender offer were disapproved, neither the tender offer nor the Prior Agreement, if any, shall be executed. (iii) The Company shall, at the Offeror's expense and using its best efforts, mail a copy of the notice delivered to the Company as provided in clause (i) above to each holder of shares or securities convertible into shares. The Offeror shall advance to the Company the funds required to such effect. (iv) The Offeror shall, at the request of any holder of shares or securities convertible into shares, send with reasonable diligence either by mail or any other conclusive means, a copy of the notice given to the Company and shall, at least once a week, publish a notice containing substantially the information required in clause (i) above commencing on the date when such notice is delivered to the Company pursuant to clause (i) above and ending on the expiration date of the tender offer. Subject to applicable laws, such notice shall be published in the business section of widely circulated newspapers of Argentina, the City of New York, U.S.A., and of any other place on whose exchanges or markets the shares are listed, and in the newsletters of any such exchanges or markets. (v) The price for each share or security convertible into shares to be received by each holder thereof shall be the same, in cash, and not lesser than the price per Class D share or, as the case may be, security convertible into Class D share which is the highest of: (A) the highest price per share or security paid by or on behalf of the Offeror in respect of any purchase of Class D shares or securities convertible into Class D shares within the term of two (2) years immediately preceding the Control Acquisition notice, adjusted to reflect any stock split, dividend, subdivision or reclassification affecting or related to Class D shares; or (B) the highest selling price at the close of business during the thirty (30) days' period immediately preceding such notice for a Class D share as

quoted by the Buenos Aires Stock Exchange, in each case adjusted to reflect any stock split, dividend, subdivision or reclassification affecting or related to Class D shares; or (C) A price per share equal to the market price per Class D share determined as provided for in clause (B) above multiplied by the ratio of: (a) the highest price per share paid by or on behalf of the Offeror for any Class D share in any purchase of shares of such class within the last two (2) years immediately preceding the date of the notice mentioned in clause (i), to (b) such market price per Class D share prevailing on the day immediately preceding the first day of the two-year period during which the Offeror has purchased any kind of interest in or right on a Class D share. The price shall in each case be adjusted to account for any subsequent stock split, dividend, subdivision or reclassification affecting or related to Class D shares; or (D) The Company's net earnings per Class D share during the four (4) full fiscal quarters immediately preceding the date of the notice mentioned in clause (i), multiplied by the highest of the following ratios: the price/earnings ratio during such period for Class D shares (if any) or the highest price/earnings ratio obtained by the Company during the two (2) years' period immediately preceding the date of the notice mentioned in clause (i). Such multiples shall be determined as usually computed by and reported to the financial community. (vi) Holders of shares or securities tendered in the tender offer shall be able to withdraw those shares or securities from the public offering before the deadline fixed for such offering. (vii) The tender offer may not expire before ninety (90) days following the date when notice thereof was given to the shareholders or published as provided in clause (iii) above, which term shall be counted as from the date when such notice was published for the first time. (viii) The Offeror shall purchase all the shares and/or securities convertible into shares tendered before the offering expiration date pursuant to the tender offer regime. If the amount of such shares or securities were lesser than the minimum amount set by the Offeror as a condition for the tender offer, the Offeror shall be entitled to withdraw the offer. (ix) If the Offeror has not conditioned the tender offer to any minimum amount as provided in clause (i) (C) hereof, upon conclusion of such procedure it shall be able to execute the Prior Agreement, if any, notwithstanding the number of shares and/or securities it may have purchased under the tender offer. If such minimum should have been set, the Offeror shall be able to execute the Prior Agreement only if such minimum has been met under the tender offer regime. The Prior Agreement must be executed within thirty (30) days following termination of the tender offeror the whole procedure provided for in this Section shall need be repeated. If no Prior Agreement were made, the Offeror shall, in the events and opportunities such Offeror could have executed a Prior Agreement as set forth above, be entitled to freely purchase the number of shares and/or securities informed to the Company in the notice mentioned in clause (i) hereof as long as it has not purchased such shares and/or securities through the tender offer. f) <u>Related Party Transactions</u>: Any merger, consolidation or any other form of combination having substantially the same effects (hereinafter "the Related Party Transaction") involving the Company and any other person (hereinafter "the Interested Shareholder") who has previously made a Control Acquisition or having the same

effects of a Control Acquisition for the Interested Shareholder in respect of the holding of Class D shares, shall only be made if the price to be received by each of the Company's shareholders as a result of such Related Party Transaction is the same for all shareholders and not lesser than: (i) The highest price per share paid by or on behalf of such Interested Shareholder for the purchase of: (A) shares of the same class as those to be transferred by the shareholders in such Related Party Transaction (hereinafter, "the Class"), within the two (2) years' period immediately preceding the first public notice of the Related Party Transaction (hereinafter, "the Date of Notice"), or (B) shares of the Class purchased by such Interested Shareholder in any Control Acquisition.---

In either case, the price shall be adjusted to reflect any stock split, dividend, subdivision or reclassification affecting or related to such Class; (ii) The highest seller's price at closing during the thirty (30) days' period immediately preceding the Date of Notice or the date of purchase by the Interested Shareholder of shares of such Class in any Control Acquisition, for a share of that Class as quoted by the Buenos Aires Stock Exchange as adjusted to reflect any stock split, dividend, subdivision or reclassification affecting or related to such Class; (iii) A price per share equal to the market price per share of such Class determined as provided in clause (ii) above multiplied by the ratio of: (a) the highest price per share paid by or on behalf of the Interested Shareholder for any share of such Class in any purchase of shares of such Class within two (2) years immediately preceding the Date of Notice, to (b) such market price per share of such Class prevailing on the day immediately preceding the first day of the two-year period during which the Interested Shareholder has acquired any kind of interest in or right on a share of such Class. The price shall in each case be adjusted for any subsequent stock split, dividend, subdivision or reclassification affecting or related to that Class; (iii) The Company's net earnings per share of such Class during the four (4) full fiscal quarters immediately preceding the Date of Notice, multiplied by the highest of the following ratios: the price/earnings ratio for such period in respect of shares of such Class (if any) or the highest price/earnings ratio obtained by the Company during the two (2) years' period immediately preceding the Date of Notice. Such multiples shall be determined as usually computed by and reported to the financial community. g) Breach: Shares and securities acquired in breach of the provisions of clauses b) through f), both included, of this section, will have no voting or dividend rights, nor will be entitled to any allocation of profits made by the Company and shall not be computed to the effects of quorum at any of the shareholders' meetings of the Company. h) Interpretation: For purposes of this section, the term "indirectly" shall include purchaser's controlling and controlled companies, and companies under the common control of the purchaser; and shall further include interests held by a person through trusts, depositary receipts ("ADRs") or other similar mechanisms. SECTION 8 - PREEMPTIVE RIGHTS (a) General Rules: Holders of each class of common shares shall have preemptive rights for the subscription of new shares of the same class in proportion to their respective shareholdings. Such right shall be exercised under the conditions and within the terms set forth by

applicable laws and regulations. The terms of issuance, subscription and payment in respect of Class B shares may be more advantageous than those of the other classes of shares but shall in no case be more burdensome. Anyone entitled to preemptive rights, notwithstanding the class of shares conferring such right, may assign such right to any third party, in which case the shares to which such preemptive right is attached shall be converted to, or consist of, Class D shares. (b) Accretion Rights: The accretion rights shall be exercised within the same term as preemptive rights in respect of all the classes of stock not initially subscribed. To such effects(i) Class A shares not subscribed by the Argentine Government pursuant to its preemptive rights shall be converted into Class D shares and shall be offered to the shareholders of such class who have expressed their intention to accrue in respect of unsubscribed Class A shares; (ii) Class B shares not subscribed by the participants of the Employees' Stock Ownership Program because of the assignment of or the omission to exercise their preemptive rights shall be allocated to the participants of such program who have subscribed Class B shares and expressed their intention to accrue, and the remaining shares shall be converted into Class D shares to be offered to the Class D shareholders who have expressed their intention to accrue; (iii) Class C shares not subscribed by the participants of the program of acquisition of entities engaged in housing construction and real estate activities by exercising their original preemptive rights because of the assignment of or the omission to exercise such rights, shall be allocated to the participants of such program who have subscribed Class C shares and expressed their intention to accrue, and the remaining shares shall be converted into Class D shares to be offered to the Class D shareholders who have expressed their intention to accrue; (iv) Class D shares not subscribed by virtue of the preemptive rights of such class of shares shall be allocated to the subscribers of such class who have expressed their intention to accrue; (v) The remaining Class D shares shall be allocated to the shareholders of the other classes who have expressed their intention to accrue on a *pari -passu* basis. c) Restrictions: The preemptive rights and accretion rights provided in the preceding clauses shall exist only to the extent required by the then current corporate laws or to comply with the applicable provisions of Laws Nos. 23,696 and 24,855. SECTION 9 - PUBLIC AND PRIVATE OFFERING: The Company shall apply for the authorization to have the shares issued pursuant to these Bylaws publicly offered and listed on national and international stock exchanges and self-regulated securities markets in compliance with the provisions of Section 19 of Law No. 24,855 and following the instructions of the Ministry of Economy and Public Works and Services. Any issue of shares, debentures, negotiable obligations or other securities made by the Company subsequent to the privatization date shall be placed through public or private offerings as required by the applicable laws and, should it be the case, as resolved by the competent corporate body. **ARTICLE IV - NEGOTIABLE OBLIGATIONS *("OBLIGACIONES NEGOCIABLES")*, PROFIT SHARING CERTIFICATES AND OTHER SECURITIES.** SECTION 10 - ISSUABLE SECURITIES: a) Profit Sharing Certificates: In compliance with the relevant Employees' Stock Ownership Program, profit sharing certificates shall be issued to the Company's employees. Profit sharing

certificates shall be governed by the provisions of Section 230 and concordant Sections of Law No. 19,550, as amended. Profit sharing certificates may not affect, in the aggregate, more than one half percent (0.50%) of the profits for each fiscal year and shall all expire upon occurrence of the first of: the lapse of ten years following the date of the first issuance thereof or full payment of the price for the transfer of the shares initially assigned to such Program amongst the issued shares as of the enactment of the Law. Each of the Company's employees as of the effective date of the Employees' Stock Ownership Program shall receive the same number of certificates. b) Negotiable Obligations: The Company may issue negotiable obligations either convertible or not into shares. It may also issue debt securities secured by mortgage or not and mortgage bonds and notes, as well as debt securities and participation certificates as trustee. If such issuance were resolved by the shareholders' meeting, the meeting may delegate to the Board of Directors the determination of all or any of the terms of issuance. c) Other securities: The Company may issue preferred bonds, which shall confer the holders thereof a preemptive right in respect of future capital increases up to the amount stated therein. In subscribing such bonds and other convertible securities, shareholders shall have a preemptive right in accordance with the terms and in the circumstances provided in Section 8 hereof. d) Conversion into Class D shares: Any convertible securities issued by the Company shall only be convertible into Class D shares and the issuance thereof must be authorized by a special meeting of Class D shareholders. **ARTICLE V –GOVERNMENT AND MANAGEMENT.** SECTION 11 - BOARD OF DIRECTORS: a) Composition: The Company shall be governed and managed by a Board of Directors composed of thirteen (13) regular members, who shall be appointed to hold office for two (2) fiscal years and may be reelected indefinitely, without prejudice to the provisions of clause e) hereof. b) Alternate Directors: Each class of shares shall appoint a number of alternate directors equal to or lesser than the number of regular directors elected by such class. Alternate directors shall fill, in the same order as they were appointed, any vacancies occurred amongst the directors of the relevant class due to absence, resignation, leave, disability, legal disqualification, or death, subject to the Board of Directors' prior approval of the reason for such replacement if the latter is temporary. c) Appointment. The Directors shall be appointed by majority vote within each of the classes of common shares as follows: (i) Class A shall appoint two (2) regular directors and two (2) alternate directors; (ii) Class B shall appoint one (1) regular director and one (1) alternate director as long as Class B shares represent over two per cent (2%) of the capital stock issued at the time the respective Shareholders' Meeting is convened; (iii) Class C shall appoint one (1) regular director and one (1) alternate director as long as Class C shares represent over three per cent (3%) of the capital stock issued at the time the respective Shareholders' Meeting is convened; (iv) the appointment of the rest of the regular and alternate directors (who in no event shall be less than nine (9) regular directors and the like or less number of alternate directors) shall be vested with Class D. When either Class B or Class C lacks or forfeits, whichever the reason, its rights to appoint or participate in the election of Directors, said class may vote jointly with Class

D shares at the special Shareholders' Meeting of Class D shares convened to elect Directors. By reason of the election of directors by classes of shares, as long as there exist several classes of shares the appointment of Directors by cumulative voting shall not apply even within the class subject to the provisions of Sections 262 and 263 of Law No. 19,550 as amended; d) Absence of a class of shares: In case of absence of all the shareholders of a given class entitled to elect directors of such class at a Shareholders' Meeting held on second call and convened for the election of directors, the directors of such class shall be elected by the shareholders of the other classes voting together as if they belonged to a single class; provided, however, that if no shareholders were present at a Class A meeting, the syndic appointed by Class A shareholders shall appoint the regular and alternate directors of Class A. e) Staggered Election: The first Board of Directors which may be elected following the provisions of Section 11 shall be elected for the following periods: Two (2) directors for Class A and four (4) directors for Class D for one (1) year and the remaining directors for two (2) years. Any following election shall be for two (2) years, unless when directors are appointed to complete the office of the outgoing ones. f) Nomination of candidates: At any Meeting for the election of Class D directors, any Class D shareholder or group of shareholders holding more than three percent (3%) of the capital stock represented by Class D shares shall be entitled to request that the slate of candidates to be proposed by such shareholder or group of shareholders at the meeting of such class be sent to all shareholders of such class. Likewise, the Board of Directors shall be entitled to nominate candidates to be elected by the meetings of the respective classes, whose names shall be made known to all the shareholders together with the nominations proposed by the shareholders as mentioned above. The above provisions shall not prevent any shareholder present at the meeting from nominating candidates not included in the nominations made known by the Board of Directors. No nomination of directors may be made for any of the classes either before or during the meeting unless written evidence of the proposed candidates' acceptance of their nominations is submitted to the Company. g) Election procedure: The election of Class D directors shall be made by complete slate of candidates provided no objections are raised by the shareholders. Otherwise, they shall be elected individually. The slate or person, as the case may be, elected by an absolute majority of Class D shares present at the Meeting shall be declared elected. Should no slate or person obtain such majority, a second voting shall be made upon the two (2) slates or persons that have obtained the two highest numbers of votes, and the one obtaining the highest number of votes at such second voting shall be declared elected. h) Removal: Subject to applicable quorum requirements, each class may, by a majority of votes of the shares of such class present at a Meeting, remove the directors appointed by such class provided such removal has been included in the agenda. SECTION 12 - BOND: As security for the discharge of their duties, directors must deposit with the company the amount of ONE THOUSAND FIVE HUNDRED PESOS ($ 1,500) in cash, securities or government bonds. SECTION 13 - VACANCIES: If the number of vacancies in the Board of Directors should be such that, even with the presence of alternate directors, a

meeting cannot be validly held, the syndics shall appoint directors to hold office until the election of new directors by the shareholders' meeting. The syndic appointed by Class A shares shall appoint directors on behalf of such Class, as applicable, upon consultation with the Class A shareholder, and syndics appointed by Classes B, C and D shall appoint directors on behalf of such Classes, as applicable, upon consultation with Class A shareholders. SECTION 14 - COMPENSATION: a) Non-executive directors: The duties of the non-executive members of the Board of Directors shall be compensated as per the annual resolution of the Ordinary Shareholders' Meeting globally and shall be apportioned among them on an equal basis and among their alternates in proportion to the time such alternates substituted definitively any such regular members. The Ordinary Shareholders' Meeting shall authorize the amounts which may be paid on account of said fees during the current fiscal year, subject to their ratification by the Shareholders' Meeting which discusses said fiscal year. b) Executive Directors: The Chairman, and the other directors of the Company performing executive, technical and administrative duties or special commissions shall receive a remuneration for said duties or commissions of a level consistent with the one prevailing in the market, which shall be fixed by the Board of Directors, with the abstention of the ones referred above, who shall be replaced for such purposes by their alternates. Any such compensations shall, jointly with those of the entirety of the Board of Directors, be subject to ratification by the Shareholders' Meeting according to the provisions of Section 261, Law No. 19,550 as amended. c) General provisions: (i) The Directors may receive an item of their fees or remuneration based on the value of the shares of the company and/or a participation in the profits thereof, and in this case percentages shall be fixed on the net and liquid profits of the respective fiscal year, with such bonuses and/or percentages of participation being able to be larger in the case of directors performing executive and/or technical and administrative duties or special commissions. (ii) The remuneration of the directors provided for in sections a), b), and c) (i) above must be fixed subject to the provisions of Section 261 of Law No. 19,550 as amended. SECTION 15 - MEETINGS: The Board of Directors shall meet at least once a month. However, the Chairman or his substitute may convene a meeting whenever he deems it necessary and shall do so at the request of any of the directors. In the latter case, the meeting shall be convened by the Chairman to be held within five days after receipt of such requisition, or otherwise, by any of the directors. Board meetings shall be convened by written notice specifying the items of the agenda but may discuss any urgent matters not included therein that may have come up after the call notice. SECTION 16 - QUORUM AND MAJORITIES: The Board of Directors shall be presided over by the Chairman or his substitute. Quorum shall be formed by the absolute majority of its members. In case of lack of quorum at a duly convened meeting after one hour since the time set forth in the call notice, the chairman or his substitute may call the alternate director(s) of the relevant classes to join the meeting until achieving the required quorum. The Board of Directors shall adopt resolutions with the vote of a majority of members present. The Chairman or his substitute shall in all cases have the right to vote and a casting vote in case of tie. SECTION

17 - <u>POWERS OF THE BOARD OF DIRECTORS</u>: The Board of Directors shall have full authority to organize, govern and manage the Company's business, including those for which special powers -of -attorney are required under Section 1881 of the Argentine Civil Code and Section 9 of Decree Law No. 5965/63. In particular, it shall be authorized to execute transactions with public and private banks, finance companies or credit institutions; to grant and revoke general and special powers -of -attorney for judicial, management or other matters, with or without substitution powers; to file, continue, answer or abandon criminal accusations or complaints and to carry out any other juridical act or event causing the Company to acquire rights or incur obligations with no limitations other than those imposed by applicable laws, these Bylaws and the shareholders' agreements, with the following powers: a) To grant and revoke general and special powers -of -attorney -including for the purpose set forth in section 1881 of the Civil Code-, and powers -of -attorney for the institution of criminal proceedings. The Board of Directors shall be authorized to grant powers -of -attorney to any duly appointed director, manager or attorney-in-fact to act on behalf of the Company for the purpose of answering interrogatories in civil actions, acknowledging documents at court, answering interrogatories in criminal actions or deposing in any administrative proceedings, being able to delegate such powers to the Chairman or the Executive Committee. b) To purchase, sale, assign, bestow, barter and give or take under gratuitous bailment any kind of personal and real property, business and industrial facilities, vessels, ships and aircraft, rights, including trademarks, letters patent and industrial property rights and copyrights; to extend credits or take loans either secured by mortgage or not; to execute easements either as grantor or grantee, give mortgages, naval mortgages, chattel mortgages or any other in -rem right; to create trusts and act as a trustee thereunder or under other trusts, or as trustor, trustee, beneficiary or residual beneficiary of trust agreements; to create mutual investment funds; to enter into leasing agreements upon chattels or real estate either as lessor or lessee and, in general, to do all such acts and to execute, either in Argentina or abroad, all such contracts as may be relevant to the corporate purpose, including leases for the longest term prescribed by law. c) To associate with other natural or legal persons pursuant to the then current laws and these Bylaws and to enter with them into transitory unions of enterprises *("UTEs")* or pooling agreements and to enter into trust agreements either as trustee, trustor, beneficiary or residual beneficiary. d) To take all necessary steps before Argentine or foreign authorities in order to fulfill the corporate purpose. e) To issue, in Argentina or abroad, debentures or negotiable obligations in domestic or foreign currency whenever no decision by the Shareholders' Meeting is required therefor, mortgage debt securities, mortgage bonds and notes, participation bonds or debt securities as trustee, and other debt securities with or without collateral, special or floating security, either convertible into shares or not, pursuant to applicable laws and regulations and upon prior resolution of the Shareholders' Meeting when so required by law. f) To settle disputes either at court or out of court, to agree to arbitration in law or by amicable composition, to file and answer all kinds of judicial and administrative actions and to file criminal

complaints with competent criminal or correctional courts, give all kinds of bonds and extend jurisdictions within Argentina or abroad, to waive the right of appeal and rights acquired under statutes of limitations, to file and answer to interrogatories, to grant novations, debt reductions or extensions and, in general, to do all acts for which a special power -of -attorney is required by law, being able to delegate such powers to the Executive Committee. g) To make all kinds of transactions with banks and financial entities, including BANCO DE LA NACIÓN ARGENTINA, BANCO DE LA PROVINCIA DE BUENOS AIRES and all other national or foreign private, state-owned and partially state-owned banks and finance institutions. To make transactions and take loans, borrowings and other indebtedness from public or private banks, including those listed in the preceding sentence, international credit or other institutions and agencies, and Argentine or foreign natural or legal persons. h) To approve or submit for consideration to the Shareholders' Meeting the Company's Annual Report, Inventory, Balance Sheet and Statement of Income and to propose, on an annual basis, the allocation of profits for the fiscal year considered. i) To approve, upon proposal made by the Executive Committee, the contracting procedures of the Company, which shall secure the competition of offerors and the transparency and public nature of procedures. j) To appoint the Company's Chairman, Vice Chairman and members of the Executive Committee from among Class D Directors, and determine the scope of the Executive Committee's duties and powers. k) To clear up any doubt or settle any question that may come up in the application of these Bylaws, for which purpose the Board of Directors is hereby vested with full powers without prejudice to its duty to report thereon to the Shareholders' Meeting. l) To issue its own internal regulations. m) To apply for and maintain the listing of its shares and other securities on national and international stock exchanges and securities markets when pertinent. n) To adopt, upon proposal made by the Executive Committee, the Company's annual budget, estimates of expenses and investments, necessary debt/equity ratios and annual business plans. ñ) To set up, move or close branches, agencies or representative offices within Argentina or abroad, upon proposal made by the Executive Committee. o) Exercise all other powers conferred by these Bylaws and delegate to the Executive Committee such powers and duties as are vested in it within the limits set forth in the applicable laws. The above enumeration of powers is not a restrictive one and the Board of Directors shall therefore be empowered to manage and dispose of the Company's assets and to carry out, even through special attorneys-in-fact, any other acts relevant to the corporate purpose, subject to the exceptions provided for herein, for such purposes and with such powers as may be determined in each case. SECTION 18 – <u>CHAIRMAN AND VICE CHAIRMAN</u>: a) <u>Appointment</u>: The Board of Directors shall appoint one (1) Chairman and one (1) Vice Chairman from amongst the directors elected by Class D shares. The Chairman and Vice Chairman shall hold office for two (2) fiscal years but no longer than their respective terms of office as Directors and may be re-elected indefinitely as such should they be elected or re-elected as Class D directors. b) <u>Powers of the Chairman</u>: The Chairman and Vice Chairman, as the case may be, shall have the following powers and duties: I) To act as legal representative of

the Company as set forth in Section 268 of Law No. 19,550, as amended, and to comply with and cause to comply with all applicable laws, decrees, these Bylaws and resolutions adopted by the shareholders, the Board of Directors and the Executive Committee. II) To call and chair all Board of Directors' meetings with the right to vote at all such meetings, having a casting vote in case of tie. III) To sign bills of exchange as drawer, drawee or endorser; to make and endorse checks and execute commercial papers against the Company's funds, without prejudice to any delegations of signatures or powers -of -attorney made by the Board or the Executive Committee. IV) To carry out or cause Board or Executive Committee resolutions to be carried out, without prejudice to the Board's resolution to be itself in charge of carrying out a given resolution or a certain kind of functions or authorities, and/or delegate or entrust such powers to the Executive Committee. c) Vice Chairman: The Vice Chairman shall replace the Chairman in case of the Chairman's resignation, death, incapacity, legal disqualification, removal or temporary or permanent absence. In all these cases, other than in the event of temporary absence, the Board of Directors shall appoint a new Chairman within SIXTY (60) days after occurrence of the vacancy, in accordance with the provisions of paragraph a) of this Section. SECTION 19 - EXECUTIVE COMMITTEE: The Executive Committee shall be liable for the conduction of the Company's ordinary business. a) Composition and appointment: The Executive Committee shall be composed of the Board Chairman and Vice Chairman, who shall be Chairman and Vice Chairman of the Executive Committee, respectively, and additionally, by such number of directors elected by Class D shares as determined by the Board of Directors between a minimum of FIVE (5) and a maximum of NINE (9) permanent members, and an equal or lesser number of alternate members. Its members shall be appointed by the Board of Directors and shall hold office for a term of TWO (2) fiscal years, but shall not remain in office for a longer term than their tenure within the Board, and may be indefinitely reelected in such positions if elected or reelected as directors by Class D shares. The Executive Committee shall elect among its members the Chairman and Vice Chairman thereof. b) Meetings: It shall meet at least once a month and whenever called by its Chairman, its substitute, or any of its members. There shall be quorum with the attendance of the absolute majority of its members, and resolutions shall be adopted by majority vote of the attendants. The General Manager or his substitute shall attend all meetings of the Executive Committee. c) Powers: The Executive Committee shall have the following powers and duties: I) Be liable for the conduction of the Company's ordinary business and all matters delegated to it by the Board of Directors. II) Develop the Company's commercial, credit and financial policies subject to the objectives resolved upon by the Board of Directors. III) Create, maintain, close, restructure or move any dependent offices and divisions relating to the Company's administrative and functional organization. IV) Create Special Committees, approve structures or functional levels and determine the scope of their duties. V) Approve the headcount, appoint the General Manager, General Sub-managers, Executive Vice Presidents and other managers, fix their compensation, working conditions and any other personnel policy measures,

including promotions. The General Manager shall be empowered to decide upon appointments, reassignments, transfers and/or removals, as well as to impose any applicable sanction in connection with other Company employees. VI) Propose to the Board the creation, opening, moving or closing of branches, agencies or representative offices within Argentina or abroad. VII) Supervise the performance of subsidiaries and companies in which the Company has an interest, and propose to the Board the creation, purchase or sale, either fully or in part, of interests in companies engaged in the supply of services that are supplementary to the financial business. VIII) Submit to the Board for review the rules for the hiring of services by the Company, annual budget, expenditures and investment estimates, necessary indebtedness levels and action plans to be developed. IX) Approve debt reductions, extensions, refinancings, novations, debt remissions and/or waivers, whenever deemed necessary and/or suitable within the ordinary course of business. X) Issue its internal regulations. **ARTICLE VI - SUPERVISION DUTIES.** SECTION 20 - SUPERVISORY COMMITTEE: A) Composition: The supervision of the Company's businesses shall be in charge of a supervisory committee composed of five (5) regular and five (5) alternate members. b) Appointment: Three (3) regular and three (3) alternate members shall be appointed by Class D and C shareholders voting as a single class; one (1) regular and one (1) alternate syndics shall be appointed by Class B shareholders as long as such class represents more than two percent (2%) of the capital stock; and one (1) regular and one (1) alternate syndics shall be appointed by Class A shareholders. If Class B shares should no longer represent 2% of the capital stock and Class C shares should no longer represent 3% of the capital stock, the company shall reduce the number of syndics to three (3) regular and three (3) alternate syndics. Two (2) regular and two (2) alternate syndics shall be appointed by Class B, C and D shareholders voting as a single class, and one (1) regular syndic and one (1) alternate syndic shall be appointed by Class A shareholders. By reason of the election of syndics by classes of shares, as long as there exist several classes of shares, the Company shall not be subject to the election of syndics by cumulative vote as provided by Sections 288 and 289 of Law No. 19,550, as amended. Syndics shall be appointed to hold office for two (2) fiscal years and shall have the powers set forth by Law No. 19,550, as amended, and applicable legal provisions. Meetings of the Supervisory Committee may be called by any of the syndics and shall be held with the presence of the absolute majority of its members, and resolutions shall be adopted by a majority of votes. Dissenting syndics shall have the rights, powers and duties prescribed by Law No. 19,550, as amended. C) Compensation: The syndics' compensation shall be fixed by the Ordinary Shareholders' Meeting within the limits set forth by the laws from time to time in effect. **ARTICLE VII – GENERAL SHAREHOLDERS' MEETINGS.** SECTION 21 - CALL: Ordinary or extraordinary shareholders' meetings, as the case may be, shall be called to transact the business provided in Sections 234 and 235 of Law No. 19,550, as amended. Meetings shall be called as provided by applicable laws and regulations. Shareholders' meetings at first and second call may be called and held simultaneously. SECTION 22 - PUBLICATION: a) Notices: Both ordinary and extraordinary shareholders' meetings shall be

called by means of notices published in the Official Gazette, in one of the major newspapers of Argentina and in the newsletters of the stock exchanges and securities markets of the country where the Company's shares are listed, for the term and with the anticipation required by applicable laws. The Board of Directors shall order the publications to be made abroad to comply with the laws and practices in effect in the jurisdictions of the stock exchanges and securities markets on which the shares are listed. b) Other means: The Board of Directors may use the services of companies specialized in communications with shareholders and use other dissemination media to let them know its opinion on the subject matters to be dealt with at the relevant meeting. The cost of such services and dissemination shall be borne by the Company. SECTION 23 - PROXIES: Shareholders' may attend meetings by means of proxies by granting a private instrument of proxy the signature of which must be attested by a court officer, a notary public or a bank. Shareholders' meetings shall be chaired by the Chairman of the Board or, in case of absence, by a person to be appointed by the shareholders at such meeting. SECTION 24 - PROCEEDINGS: a) Quorum and Majority requirements: Quorum and majority requirements set forth in Sections 243 and 244 of Law No. 19,550, as amended, shall apply, depending on the kind of meeting, call and matters to be dealt with, with the following exceptions: (i) as regards quorum at extraordinary meetings on second call, the meeting may be held no matter the number of present shareholders entitled to vote; (ii) resolutions upon the subject matters mentioned in clause (c) of Section 6 hereof shall require the affirmative vote of Class A shareholders at a Special Meeting; (iii) to resolve upon the subject matters listed on clause (b) below, both on first and second call, the majority of 75% (seventy-five percent) of the voting shares shall be required; (iv) to resolve upon the subject matters listed on clause (c) below, both on first and second call, the majority of 66% (sixty-six percent) of the voting shares shall be required; (v) to affect the rights of a class of shares, the consent of such class given at a Special Meeting shall be required; (vi) to amend any of the provisions of these Bylaws requiring a special majority, such special majority shall also be required; and (vii) all other cases where these Bylaws require the voting per class or the consent of each of the classes of shares. b) Resolutions requiring the special majority mentioned in clause (iii) above, without prejudice to the consent of the Special Meeting of the class whose rights are affected, are: (i) the transfer abroad of the company's corporate office; (ii) a fundamental change in the corporate purpose as a result of which the activities defined in Section 4, clause a) hereof ceases to be the company's main or primary activity; (iii) the withdrawal of the Company's shares from listing on the Buenos Aires or New York stock exchanges; and (iv) the Company's spin-off into several companies when as a result thereof twenty-five percent (25%) or more of the Company's assets are transferred to the surviving companies, even when such result is achieved through successive spin-offs made in the course of one (1) year. c) Resolutions requiring the special majority mentioned in clause a)(iv) above, without prejudice to the consent of the Special Meeting of the class whose rights are affected, are: (i) any amendment to the Bylaws entailing (A) a change in the percentages set forth in clauses (b) or (c) of Section 7, or (B) the removal of the

requirements set forth in clauses (d) (ii), (e) (i) (F) and (e)(v) of Section 7, requiring that the tender offering must reach one hundred percent (100%) of the shares or securities convertible into shares, must be paid in cash and may not be lesser than the price resulting from the procedures therein established; (ii) the granting of guarantees in favor of shareholders of the Company except when the guarantee and the secured obligation were undertaken in fulfilling the corporate purpose; (iii) the total cease or substantial reduction of the housing loan activities; and (iv) the provisions on number, nomination, election and composition of the Board of Directors. d) Special meetings: Special Meetings of classes shall be governed by the provisions on quorum at Ordinary Meetings applied to all of the outstanding shares of such class. There being general quorum of all the classes present, any number of Class A, B and C shares shall make a quorum on first call and on any subsequent calls of special meetings of such classes. As long as the holder of Class A shares is the Argentine Government exclusively, a notice signed by a competent government official in lieu of the Special Meeting of such class may be given for voting such shares. **ARTICLE VIII - BALANCE SHEETS AND ACCOUNTS.** SECTION 25 - FISCAL YEAR: a) Date: The fiscal year shall begin each year on January 1st and shall end on December 31st of the same year, as of which date the Inventory, Balance Sheet and Statement of Income shall be prepared according to the legal provisions in force and the technical rules on the subject matter. b) Change: The Shareholders' Meeting may change the year-end date by filing the relevant resolution with the Public Registry of Commerce and giving notice thereof to the control authorities. c) Allocation of profits: Net and realized profits shall be allocated as follows: (i) the percentage fixed by the Argentine Central Bank pursuant to Section 33 of Law 21,526 for the Statutory Reserve and the corresponding percentage for special reserves pursuant to current banking and insurance regulations; (ii) Directors' and Syndics' compensation, if any; (iii) fixed dividend on preferred shares, if any, according to such preference and unpaid cumulative dividends, if any; (iv) the balance, in whole or in part, shall be paid as cash dividend to common shareholders or to voluntary reserve funds or carried forward or be otherwise allocated as the meeting may resolve. d) Payment of dividends: Dividends must be paid in proportion to the respective paid-up shares within thirty (30) days of declaration thereof, or in such shorter term as may be prescribed by applicable laws, and the right to collection shall be barred in favor of the Company after three (3) years counted as from the date when those dividends were made available to the shareholders. The Shareholders' Meeting may decide that the distribution of cash dividends from profits be made in periodical installments. The meeting, or the Board of Directors, as the case may be, may authorize the payment of dividends on a quarterly basis, as long as applicable regulations are not infringed. **ARTICLE IX –WINDING UP.** SECTION 26 - GOVERNING LAW: The Company's winding-up, notwithstanding the reason therefor, shall be governed by the provisions of Chapter I, Section 13, of Law No. 19,550, as amended. **ARTICLE X – TEMPORARY PROVISIONS.** SECTION 27: Until an Ordinary Shareholders' Meeting to elect the first Board of Directors is held pursuant to these Bylaws, directors shall be appointed by all the holders of common shares

as a single class gathered for such purpose. SECTION 28: Until the Employees' Stock Ownership Program is implemented, Class B directors shall be elected and removed, should it be the case, by Class A shareholders. SECTION 29: As long as Class C shares are not delivered to legal entities engaged in housing construction or real estate activities under the acquisition program to be determined, directors of such class shall be elected and removed, should it be the case, by Class A shareholders. SECTION 30: As long as Class D shares are not outstanding, directors of such class shall be elected and removed, should it be the case, by Class A shareholders. SECTION 31: The tenure of the Directors and Syndics appointed prior to the placement of the shares representing the capital stock of the Company on stock exchanges and markets shall, by virtue of the provisions of Section 19 of Law No. 24,855, expire on July 15, 2000, with the Directors being obliged to hold office until the appointment of their substitutes. SECTION 32: As of the date hereof and as long as shares have not been placed pursuant to the provisions of Section 19 of Law No. 24,855, all of the shares shall belong to the Argentine Government and other Federal Government agencies. SECTION 33: All references herein to "the date hereof" shall refer to the date of filing of these Bylaws with the Public Registry of Commerce. SECTION 34 – CONDUCTION AND MANAGEMENT: Until the placement of the shares of the Company has been made on stock exchanges and markets in accordance with the provisions of Section 19 of Law No. 24,855, the Chairman and the Executive Vice Chairman and, if any, the Directors performing executive duties appointed by the Chairman shall deal exclusively with the administration and management of the issues related to subparagraph (vi), Section 17 of these Bylaws. Until the first placement of shares mentioned above has been made, the executive members of the Board of Directors of the Company shall receive fees on account of those fixed by the ordinary shareholders' meeting of the fiscal year, which shall be equivalent to the highest remuneration of the personnel working on an employer-employee basis for the Company, in accordance with the following proportion: (i) Chairman, ONE POINT FIVE (1.5) times; (ii) Vice Chairman, ONE POINT FOUR (1.4) times; and (iii) Directors, ONE POINT THREE (1.3) times. The remaining directors of the Company shall continue to receive on account of the fees fixed by the Ordinary Shareholders' Meeting of the fiscal year the same amounts which were received by the directors of BANCO HIPOTECARIO NACIONAL, and the supplements which may be applicable for the performance of special commissions or technical and administrative duties in proportion to the provisions fixed for the directors performing executive duties. During the above mentioned period, the Chairman shall appoint the chairmen of the Committees of the Board. SECTION 35 - MULTIPLE VOTING RIGHT OF CLASS D SHARES: Pursuant to Section 6, clauses a) and d) (ii), as long as Class A shares represent more than forty-two percent (42%) of the capital stock, Class D shares shall be entitled to three (3) votes each. SECTION 36 - MAINTENANCE OF THE CORPORATE NAME: The Company shall continue to be called Banco Hipotecario S.A. for the term of ten (10) years counted as from the date of promulgation of Law No. 24,855. SECTION 37 - CONTINUATION FOR THE TERM OF TEN (10) YEARS OF THE ACTIVITIES SET FORTH IN SECTION 17 OF LAW NO. 24,855. Pursuant to its

corporate purpose, the Bank shall, for the term of ten (10) years as from the date of promulgation of Law No. 24,855 and pursuant to the conditions set forth by the Decree approving these Bylaws, continue to conduct the following activities: (i) it shall provide financing for the construction and purchase of homes within Argentina, either *per se* or through third parties, on a geographically balanced basis, in order to ensure lending to different socioeconomic groups on market conditions to be determined by the Board of Directors; (ii) it shall maintain credit lines for financing the construction of homes in small municipalities on market conditions to be determined by the Board of Directors, by allocating annually to these activities not less than ten percent (10%) of all construction credits, with the duty to see for an equitable geographic distribution; (iii) it shall continue to maintain the special fund provided for in section 13 of Law No. 24,143 on the terms set forth therein. SECTION 38 - OTHER ACTIVITIES THAT THE COMPANY SHALL CONTINUE TO CARRY OUT FOR THE TERM OF TEN (10) YEARS: Pursuant to its purpose, and according to Section 17, last paragraph of Law No. 24,855, the Company undertakes for the term of 10 (ten) years the obligation to perform the following activities under the conditions in force at the date of the enactment of the above mentioned law: (i) to act as agent of the Secretariat of Housing for purposes of centralizing the collection of money, issuance of funds and technical controls of the National Housing Fund (Section 10 of Law 21,581); (ii) to keep the powers and obligations established in Law No. 18,307 (Mortgage Registration), and Law No. 18,740 (Deed entry of Vicente López y Planes, Domingo Faustino Sarmiento, General Urquiza and Presidente Derqui neighborhoods) granted to the Banco Hipotecario Nacional, and the powers that emerge from the Section 12 of Law No. 21,508 (cancellations by order); (iii) to perform the juridical acts which are necessary for the fulfillment of the operations derived from the application of Decree 407/91, as supplemented and amended (sale of vacant fiscal real property); (iv) to continue with the exercise of the Company's rights derived from the transfer to Banco Hipotecario Nacional of the Postal Savings, activities established by the Decree 1438/94, including the rights stemming from ownership of its trademark, which the company shall continue to exercise upon expiration of the term of ten years herein set forth. The referred activities include the accounts corresponding to "Juveniles that work" according to the provisions of the Labor Law and convicts' earning deposit accounts according to the legislation in force. The company shall regulate this operation in compliance with the provisions of the Argentine Central Bank. It shall also administrate accounts of juveniles pursuant to the conditions established in Section 33 of Law No. 21,963, applying the unattachability of saving accounts balances according to Section 34 of the referred law; (v) to act as Trustee of the Trust Fund for Housing Financing constituted by the Decree No. 370/96; (vi) to participate in the projects developed by the National Entity for the Administration of Railways Property (Ente Nacional de Administración de Bienes Ferroviarios) pursuant to the agreement dated April 29, 1997 approved by the Decree No. 585/97. SECTION 39 - SPECIAL RULES FOR ACQUISITIONS BY THE ARGENTINE GOVERNMENT: (A) The provisions of items d) and e) of Section 7 (with the only exception of what is established in item (B)

of this Section) shall be applied to the acquisitions the Argentine Government makes directly or indirectly, by any means or title, of shares or securities of the Company, (1) when as a consequence of said acquisition, the Argentine Government becomes the holder, or has the control of, shares of the Company which, in addition to its previous holdings of any class, represent in the aggregate forty-nine percent (49%) or more of the capital stock; or (2) when the Argentine Government acquires eight percent (8%) or more of the outstanding Class D shares, while holding Class A shares which reach or exceed five percent (5%) of the capital stock established in item (a), Section 6 of these Bylaws at the time of registration thereof with the Public Registry of Commerce. In case Class A shares owned by the Argentine Government should represent a percentage inferior to the percentage hereinabove mentioned, the provision established in item (2) of this Section shall not apply, applying in such case the general principles established in Section 7(c). (B) The tender offer required for the cases included in items (1) and (2) of the above point (A), shall be limited to all of Class D shares. (C) The sanctions established in item (g) of Section 7 shall be limited, in the case of the Argentine Government, to the loss of the voting right, when the acquisition made in violation of Section 7 and this present Section has been made for no charge or as the result of a situation of fact or law in which the Argentine Government has not acted with the purpose of acquiring shares above the established limit, unless that as a consequence of such acquisition, the Argentine Government results to be the holder of, or exercises the control on, the 49% (forty-nine percent) or more of the capital stock, or 50% (fifty percent) or more of Class D shares. In all other cases, the sanctions established in the item (g) of Section 7 shall be applicable with no limitation. (D) For the purposes established in this Section and in items d) and e) of Section 7, the term "companies" indicated in item (h) of Section 7, whenever pertinent, includes any type of entity or organization with which the Argentine Government has a relation of the characteristics described in the referred item. The term "securities" used in this Section shall have the scope established in item c) of Section 7. The term "Control Acquisition" used in Section 7 is applied to the acquisitions described in item A hereof, subject to the exceptions and rules set forth in this Section. SECTION 40 - The taking of deposits by BANCO HIPOTECARIO S.A. is limited to postal savings under the current procedure provided therefor, savings deposits relating to loan transactions and institutional deposits for amounts of no less than ONE MILLION UNITED STATES DOLLARS (US$ 1,000,000) or its equivalent in pesos; this restriction shall apply solely for as long as Class A shares represent more than FIFTY PERCENT (50%) of the Bank's capital stock. SECTION 41 – INDEMNITY: No Director, member of the Supervisory Committee or Manager or former Director, former Syndic, or former Manager of the Company shall be liable to the Company, or to its shareholders or third parties, for any loss, claim or obligation resulting from the public offering, placement and trading of the shares of the Company on the domestic or foreign markets. The Company shall indemnify any and all of its Directors, members of the Supervisory Committee or Managers or former Directors, former Syndics, or former Managers, for the reasonable expenses incurred by them in connection with the defense

of any issue, lawsuit or procedure in which they may be involved as result of the public offering, placement and trading of the shares of the Company, including the payment of the amounts related to indemnity contained in court judgments, all of the above for the amounts not covered by the insurance policies in force, except when the Director, member of the Supervisory Committee, Manager, former Director, former Syndic or former Manager has been judged and a final judgment has been rendered because of his fraud or gross negligence in the performance of his obligations. For such purposes, it shall be understood that any Director, member of the Supervisory Committee, Manager, former Director, former Syndic or former Manager shall incur or has incurred gross negligence when he did not act or has not acted with the diligence of a prudent businessman. Likewise, the Board of Directors may purchase an insurance policy from a first line insurance company, covering the risks resulting from the occurrence of any of the events described in this Section, in the conditions the Board of Directors may determine, which must conform to the market terms and conditions. SECTION 42: The Bank shall fully cooperate with the ARGENTINE GOVERNMENT in any future placements of Class A shares of BANCO HIPOTECARIO S.A. to be made on national and international stock exchanges and markets. To such end, the members of the Board of Directors and relevant managers of BANCO HIPOTECARIO S.A. shall: a) prepare the documents required to obtain registration and listing of such Class A shares; b) provide all information that is relevant for the preparation of the prospectuses, in accordance with customary market practices and the requirements of the regulating agencies; c) provide full access to the information and business plans of BANCO HIPOTECARIO S.A. that may be relevant; and d) assume an active role in the promotional processes for the sale of such shares. In addition, the Bank shall bear all costs and expenses related to the registration and listing of the Class A shares placed on national and international stock exchanges and markets. SECTION 43: The provisions of paragraphs e) and f), Section 7 of these Bylaws shall not apply to purchases of shares made by the trust set up under the provisions of Section 1, paragraph d), Decree No. 1394/98. SECTION 44: Any purchase of stock which entitles to FIVE PERCENT (5%) or more of the Company's votes shall require the approval of the ARGENTINE CENTRAL BANK, as set forth in Communication "A" 2241. Pending such approval, the purchaser of the shares shall not be able to exercise its voting powers in respect of such shares as exceed FOUR POINT NINETY-NINE PERCENT (4.99%) of the votes, notwithstanding the application of the other regulations issued by the ARGENTINE CENTRAL BANK. SECTION 45 - <u>TEMPORARY PROVISION</u>. Within two (2) years counted as from the first placement of shares of BANCO HIPOTECARIO S.A. on the national and international stock exchanges and markets or whenever Class A shares represent less than THIRTY PERCENT (30%) of the Bank's stock capital, whatever occurs first, any capital increases in BANCO HIPOTECARIO S.A. shall be made by the issue of preferred shares without voting powers, as set forth in Section 217 of the Business Companies Law, as amended. And he hereby requests that a certified copy hereof be issued. The appearing party also states that: 1) He hereby requests from me, the attesting notary

public, to issue a first copy of these presents; and 2) he evidences the Company's legal existence and the capacity invoked by and powers conferred to him to execute this deed with the following documents: a) National Law number 24,855 and its Regulatory Decree number 924/97, published in the Official Gazette on September 19, 1997 which established the transformation of BANCO HIPOTECARIO NACIONAL into BANCO HIPOTECARIO SOCIEDAD ANÓNIMA", stating that the latter shall be the continuator of the former, whose Bylaws were cast into deed dated September 26, 1997, executed by Marta María Iacometti, Notary Public temporarily in charge of Notarial Register of the National State, at page 1949, whose original copy I have had before me and which was registered with the Superintendence of Corporations on October 23, 1997 under number 12,296, Book 122, Volume A of Corporations. An authenticated copy of the above mentioned Bylaws is attached to deed dated October 7, 1997, recorded on page 12,584, 1997 Ledger of this same Register; b) On a later date, there was an Amendment to the Bylaws as regards sections 34 and 11, resolved upon by General Extraordinary Shareholders' Minutes No. 1 and 2 dated October 24 and 31, 1997, respectively, whose original copies I have had before me and whose authenticated copies are attached to deed number 1708 dated August 6, 1998, executed on page 11,103, 1998 Ledger of this same Register, filed with the Superintendence of Corporations on March 13, 1998 under numbers 2790 and 2791, respectively, Book 123, Volume A of Corporations; c) Amendment to Bylaws pursuant to the mentioned deed number 1708, executed on page 11,103, 1998 Ledger of this same Register, whose original copy I have had before me and which was registered with the Superintendence of Corporations on October 13, 1998, under number 11,329, Book 3 of Corporations; d) Change of registered office, pursuant to deed number 331 dated February 26, 1999, executed at page 2014, 1999 ledger of this same Register, whose original copy I have before me, and which was registered with the Superintendence of Corporations on March 4, 1999, under number 3066, Book 4 of Corporations; e) Amendment to Bylaws pursuant to deed number 411 dated March 12, 1999, executed at page 2437, 1999 Ledger of this same Notarial Register, whose original copy I have had before me, and which was registered with the Superintendence of Corporations on March 23, 1999, under number 4068, Book 4 of Corporations; f) Amendment to Bylaws pursuant to deed number 528 dated March 31, 1999, executed at page 3064, 1999 Ledger of this Notarial Register, whose original copy I have had before me, and which was registered with the Superintendence of Corporations on August 27, 1999, under number 12,451, Book 6 of Corporations; g) Amendment to Bylaws pursuant to deed number 1974 dated August 30, 2000, executed at page 11,149, 2000 Ledger of this same Notarial Register, whose original copy I have before me, and which was registered with the Superintendence of Corporations on January 18, 2001, under number 1019, Book 13 of Corporations; h) the appointment of the appearing party in the capacity invoked pursuant to General Ordinary and Special Class D Shareholders' Meeting No. 24 dated May 17, 2001 and Board Meeting Minutes number 71 dated November 7, 2001, whose original copies I have before me and which have been transcribed in their relevant parts in the deed of even date executed at page 20,391,

of the Ledger of this year, of this same Notarial Register; and i) General Extraordinary Shareholders' Meeting No. 16 dated April 13, 2000 authorizing this appointment, whose original copy I have before me and which has been fully transcribed to above mentioned deed 1974, page 11,149, 2000 Ledger of this same Notarial Register. These presents HAVING BEEN READ to the appearing party, he ratifies its contents and in witness whereof he signs them before me, I attest. – MIGUEL ALBERTO KIGUEL. There is a seal, before me, FRANCISCO J. PUIGGARI. It truly **AGREES** with its original at page 20,417 of Notarial Register 453 of the City of Buenos Aires, to which I am assigned, I attest. **FOR "BANCO HIPOTECARIO SOCIEDAD ANÓNIMA"** I hereby issue this FIRST COPY in twenty–four Notarial Sheets consecutively numbered from N 000625847 to 000628570, which I sign and seal at the place of its execution, on this 17th day of January 2002. [There follows handwritten corrigenda, reading "five hundred ($1,500), valid". There is a seal and an illegible signature.] --

[Attached are the following authentications:] --

--Buenos Aires, 02/11/2002

GENERAL SUPERINTENDENCE OF CORPORATIONS---

-------------------------------RESTATED TEXT OF AMENDED BYLAWS ---------------------------------

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Correlative S.C. Number 1640852 ---Corporation

Corporate Name: BANCO HIPOTECARIO S.A. --

Formerly ---

deed/s 3303---

Registered in this Register under number 1347, book 16, Volume of Stock Companies---------------------

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[illegible signature] --

Superintendence of Corporations---

[Seal:] Patricia Laura [illegible] - Registration Division - -Superintendence Of Corporations -------------

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[Seal:] These photocopies are authenticated by Notarial Seal number T2776102. Be it recorded. -----------

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[Illegible signature and seal:] "Javier Esteban Magnoni License N. 4154 - Notary Public" -----------------

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<u>MINUTES OF GENERAL EXTRAORDINARY SHAREHOLDERS' MEETING No. 42</u>: In the city of Buenos Aires, on May 30, 2003, at 1.03 p.m. a General Extraordinary Shareholders' Meeting is held at the registered office located at Reconquista 151, City of Buenos Aires, by the shareholders of "BANCO HIPOTECARIO S.A." registered on pages 26 through 28 of the Share Deposit Book and Record of Shareholders' Meeting Attendance No. 2 of the Company. All of them were present at the General Extraordinary Shareholders' Meeting started on April 30 last, and meet again in order to resume the above mentioned adjourned Meeting for purposes of considering item ii) of the Agenda: "Amendment to Section 7 of the Corporate Bylaws in order for it to reflect the fact that Banco Hipotecario S.A. is a Company Not Adhering to the Optional Bylaws' Regime of Compulsory Public Tender Offer, given the fact that it has specific bylaws' regulations on the subject". The resumption of the Meeting is attended by 24 shareholders by proxy and 1 shareholder in person, holding in the aggregate 143,906,119 common, book-entry Class "A", "B", "C" and "D" shares, representing 96.58 % of the outstanding capital stock of $ 1,490,059,850.-, entitled to 270,011.469 votes. The meeting is chaired by Mrs. Clarisa Diana LIFSIC, in her capacity as President of the Company. The meeting is attended by Directors Eduardo Sergio ELSZTAIN, Julio Augusto MACCHI, Edgardo L. J. FORNERO, Federico L. BENSADON, Marcos Marcelo MINDLIN, Gabriel REZNIK, Guillermo Horacio SORONDO, Pablo D. VERGARA DEL CARRIL, Ernesto M. VIÑES and Saúl ZANG. The Syndics Nicolás DILERNIA, José Daniel ABELOVICH and Marcelo Héctor FUXMAN are also present on behalf of the Supervisory Committee. Mr. Ariel SCHMUTZ also attends the meeting on behalf of the Buenos Aires Stock Exchange. Thereafter, upon quorum being verified and upon no objections having been raised in respect of the meeting, the President declares the Shareholders' Meeting reopen, and states that the Shareholders appointed by the Meeting to approve and sign the Minutes are also present. Next, item **II** of the Agenda is submitted for the consideration of the Shareholders: **<u>AMENDMENT TO SECTION 7 OF THE CORPORATE BYLAWS IN ORDER FOR IT TO REFLECT THE FACT THAT BANCO HIPOTECARIO S.A. IS A COMPANY NOT ADHERING TO THE</u>**

OPTIONAL BYLAWS' REGIME OF COMPULSORY PUBLIC TENDER OFFER, GIVEN THE FACT THAT IT HAS SPECIFIC BYLAWS' REGULATIONS ON THE SUBJECT, stating that, in view of the provisions of Section 24 of the Public Offering Transparency Regime regulated by Decree No. 677/01, and taking into account the fact that the Company's Bylaws have a specific rule that imposes the need to make a Public Tender Offer on the part of anyone who intends to purchase class D shares of the Company which imply a "Control Acquisition" as such term is defined in Section 7, paragraph c) in fine of the referred corporate bylaws; the Board proposes the Shareholders to amend such Section 7 of the Corporate Bylaws, by adding a new last paragraph, identified as i), whose text shall be as follows: "i) Inapplicability of the Regime set forth in Section 23 of Decree No. 677/2001: "Banco Hipotecario S.A. is a Company Not Adhering to the Optional Bylaws' Regime of Compulsory Public Tender Offer, given the fact that it has specific bylaws' regulations on the subject". Then, the representative of the Shareholder IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA, Mrs. María Alejandra Cervio, takes the floor and motions the approval in full of the bylaws' amendment proposed by the Board, and delegates the approval of the restated text of the Corporate Bylaws to the President of the Company, as well as the power to request its notarization, register it before the control agency, being able to make minor changes and answer notices, with the power to delegate in other persons the performance of the relevant procedures. The President submits to consideration of the Meeting the motion made, and expresses that the Board, by unanimous decision of its members, has instructed the Trustee of the options issued upon the initial public sale of the company's shares, in relation to the sense of the vote with respect to this item of the Agenda. After voting, the President informs that the motion is approved by 221,684,829 affirmative votes, representing 93.41% of the votes issued. 15,629,610 negative votes are recorded, representing 6.59% of the votes issued. Shareholders identified with Order Numbers 7 (QUANTUM INDUSTRIAL PARTNERS LDC) and 9 (EMOF LLC) abstain from voting, which is also put on record. There being no further issues